Form 20-F
period 2002-06-30
CRESUD INC
filed 2002-12-09
CIK 1034957

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------
                                    FORM 20-F
                           --------------------------

             [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended: June 30, 2002

                                       OR

             [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from _______to_______
                         Commission file number: 0-29190

    CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA
             (Exact name of Registrant as specified in its charter)

                                   CRESUD INC.
                 (Translation of Registrant's name into English)
                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                      AV. HIPOLITO YRIGOYEN 440, 3RD FLOOR,
                       (C1086AAF) BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)

                           --------------------------
 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


            TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON WHICH REGISTERED
            -------------------                         -----------------------------------------
GLOBAL DEPOSITARY SHARES, EACH REPRESENTING                   NASDAQ NATIONAL MARKET OF THE
         TEN SHARES OF COMMON STOCK                                NASDAQ STOCK MARKET

COMMON STOCK, PAR VALUE ONE PESO PER SHARE                    NASDAQ NATIONAL MARKET OF THE
                                                                   NASDAQ STOCK MARKET*

-----------------------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: NONE

      The number of outstanding shares of Common Stock of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2002 was:

SHARES OF COMMON STOCK...............................................122,745,539

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                 Yes  X                          No
                     ---                            ---

      Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item  17                        Item 18  X
                      ----                               ---

================================================================================

                          INDEX TO REPORT ON FORM 20-F


                                                                                                   Page No.
                                                                                                   -------
Disclosure Regarding Forward-Looking Information................................................      4
Presentation of Financial and Certain Other Information.........................................      5
Certain Definitions and Conventions.............................................................      6
Certain Measurements and Terms..................................................................      6

                                                        PART I

Item 1   Identity of Directors, Senior Management and Advisers..................................      7
Item 2   Offer Statistics and Expected Timetable................................................      7
Item 3   Key Information........................................................................      7
         (a)   Selected Consolidated Financial Data.............................................      7
         (b)   Exchange Rates...................................................................     10
         (c)   Risk Factors.....................................................................     12

                                                PART II

Item 4   Information on the Company.............................................................     31
         (a)   History and Development of CRESUD................................................     31
         (b)   Business Overview................................................................     32
         (c)   Regulation and Government Supervision............................................     41
         (d)   Organizational Structure.........................................................     43
         (e)   Property, Plant and Equipment....................................................     44
Item 5   Operating and Financial Review and Prospects...........................................     48
         (a)   Consolidated Operating Results...................................................     48
         (b)   Liquidity and Capital Resources..................................................     62
         (c)   Research and Development, Patents and Licenses...................................     82
         (d)   Trend Information................................................................     83
Item 6   Directors, Senior Management and Employees.............................................     85
         (a)   Directors........................................................................     85
         (b)   Senior Management................................................................     87
         (c)   Supervisory Committee............................................................     88
         (d)   Key Employees....................................................................     89
         (e)   Compensation.....................................................................     89
         (f)   Board Practices..................................................................     90
         (g)   Employees........................................................................     90





         (h)   Share Ownership..................................................................     91
Item 7   Major Shareholders and Related Party Transactions......................................     92
         (a)   Major Shareholders...............................................................     92
         (b)   Related Party Transactions.......................................................     93
         (c)   Interests of Experts and Counsel.................................................     95
Item 8   Financial Information..................................................................     95
         (a)   Consolidated Statements and Other Financial Information..........................     95
         (b)   Legal or Arbitration Proceedings.................................................     95
         (c)   Dividend Policy..................................................................     96
         (d)   Significant Changes..............................................................     96
Item 9   The Offer and Listing Details..........................................................     97
         (a)   Information on the Listing of our Stock..........................................     97
         (b)   Plan of Distribution.............................................................     99
         (c)   Markets..........................................................................     99
         (d)   Selling Shareholders.............................................................     101
         (e)   Dilution.........................................................................     101
         (f)   Expenses of the Issue............................................................     101
Item 10  Additional Information.................................................................     101
         (a)   Share Capital....................................................................     101
         (b)   Memorandum and Articles of Association...........................................     101
         (c)   Material Contracts...............................................................     105
         (d)   Exchange Controls................................................................     105
         (e)   Taxation.........................................................................     106
         (f)   Dividends and Paying Agents......................................................     112
         (g)   Statement by Experts.............................................................     112
         (h)   Documents on Display.............................................................     112
         (i)   Subsidiary Information...........................................................     112
Item 11  Quantitative and Qualitative Disclosures About Market Risk.............................     113
Item 12  Description of Securities Other than Equity Securities.................................     115
Item 13  Defaults, Dividend Arrearages and Delinquencies........................................     115
Item 14  Material Modifications to the Rights of Security Holders and Use of Proceeds...........     117

                                                PART III

Item 15  Reserved...............................................................................     117
Item 16  Reserved...............................................................................     117

                                                PART IV

Item 17  Financial Statements...................................................................     117
Item 18  Financial Statements...................................................................     117





Item 19  Exhibits...............................................................................     117

Signatures......................................................................................     118

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

       This annual report contains or incorporates by reference statements that constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

       Factors that could cause actual results to differ materially and adversely include, but are not limited to:


       o changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

       o changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

       o changes in exchange rates or regulations applicable to currency exchanges or transfers;

       o   unexpected developments in certain existing litigation;

       o   increased costs;

       o unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

       o   the factors discussed under "Risk Factors" beginning on page 12.

       You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

             PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

       In this Form 20-F, references to "US$" and "U.S. dollars" are to United States dollars, and references to "Ps.", "Peso" or "Pesos" are to Argentine pesos.

       We maintain our financial books and records in pesos and prepare our financial statements in conformity with generally accepted accounting principles in Argentina ("Argentine GAAP") and the regulations of the Comision Nacional de Valores.

       Attached as part of this Form 20-F are our audited consolidated financial statements as of June 30, 2002 and 2001 for the years ended June 30, 2002, 2001 and 2000 (the "Financial Statements") which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent accountants, whose report is included herein. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP. See Note 12 to the Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net (loss) income and total shareholders' equity. Certain amounts, which appear in this Form 20-F (including percentage amounts), may not sum due to rounding.

         Also contained elsewhere in this annual report are the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA"), an unconsolidated equity investee, as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000, which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors, whose report is included elsewhere herein. As mentioned in Note 5.b) to our consolidated financial statements, we own a 19.85% equity interest in IRSA. On September 9, 2002 IRSA 's independent accountants issued a report stating that the company had suffered a negative impact as a result of the continuous deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Argentine peso as a result of which there is substantial doubt as to IRSA's ability to continue as a going concern. The financial statements of IRSA do not include any adjustment that might result from the outcome of this uncertainty.

       IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 19 to IRSA's consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and shareholders' equity.

         On September 9, 2002, IRSA's independent auditors issued a report stating that it was negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to its ability to continue as a going concern. You should review the report of PricewaterhouseCoopers carefully. We cannot assure you that IRSA will be able to continue as a going concern. IRSA's consolidated financial statements do not include the effects of eventual adjustments and restatements, if any, if it is required to sell its assets to pay off its liabilities, including contingent liabilities, under any circumstance other than in the ordinary course of its business.

         We have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

         References to fiscal years 1998, 1999, 2000, 2001 and 2002 are to the fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002, respectively.

                                   MARKET DATA

       Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.


                       CERTAIN DEFINITIONS AND CONVENTIONS

        As used throughout this Form 20-F, the terms "Cresud", "Company," "we," "us," and "our" refer to Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.


                         CERTAIN MEASUREMENTS AND TERMS

       In this Form 20-F, references to "Tons", "tons" or "Tns." are to metric tons, to "kgs" are to kilograms, to "ltrs" are to liters and "Hct" are to hectares. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One gallon is equal to
3.7854 liter. One hectare is equal to approximately 2.47 acres. One kilogram of live weight beef cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       This item is not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       This item is not applicable.


ITEM 3. KEY INFORMATION


                     A. SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002 and 2001 have been derived from our consolidated financial statements included in this annual report which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors. The consolidated statements of income data for the years ended June 30, 1999 and 1998 and the selected consolidated balance sheet data as of June 30, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements that are not included herein.

       Our financial statements are presented in Pesos. Our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 12 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders' equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000, and of shareholders' equity reported under Argentine GAAP as of June 30, 2002 and 2001. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

       Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadistica y Censos, as follows:

       o we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power.

       o we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements.

       o we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

       o we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

       We have used a conversion factor of 1.9554 to restate our financial statements in constant Argentine Pesos as of June 30, 2002.

                                                              AS OF AND FOR THE YEAR ENDED JUNE 30, (1)
                                   --------------------------------------------------------------------------------------------
                                     2002 (2)          2002             2001          2000            1999            1998
                                   ------------   ------------     ------------    ------------   -------------    ------------
                                      (US$)           (PS.)            (PS.)          (PS.)           (PS.)           (PS.)
INCOME STATEMENT DATA
ARGENTINE GAAP
Sales:
  Crops .......................     11,366,733     43,193,585       37,588,101      36,168,042      35,632,612      48,279,890
  Beef cattle .................      6,468,716     24,581,122       26,115,044      26,156,379      40,047,111      45,673,539
  Milk ........................        529,083      2,010,515        2,327,798       3,331,217       7,224,506       7,684,165
  Other .......................        438,460      1,666,149        2,430,875       3,500,991       3,091,131       2,627,870
  Gross sales tax .............       (171,198)      (650,552)        (423,078)       (464,043)       (727,364)       (692,376)
                                  ------------   ------------     ------------    ------------   -------------    ------------
Net sales .....................     18,631,794     70,800,819       68,038,740      68,692,586      85,267,996     103,573,088
                                  ============   ============     ============    ============   =============    ============
Cost of sales:
  Crops .......................     (3,645,499)   (13,852,898)     (27,260,838)    (26,921,429)    (38,521,009)    (37,709,531)
  Beef cattle .................     (5,336,752)   (20,279,656)     (21,713,923)    (23,306,404)    (35,991,690)    (26,953,785)
  Milk ........................       (834,512)    (3,171,145)      (2,018,241)     (4,980,877)     (7,172,088)     (6,521,009)
  Other .......................       (497,281)    (1,889,666)      (2,118,981)     (2,445,740)     (3,086,851)     (1,873,506)
                                  ------------   ------------     ------------    ------------   -------------    ------------
        Total .................    (10,314,044)   (39,193,365)     (53,111,983)    (57,654,450)    (84,771,638)    (73,057,831)
                                  ============   ============     ============    ============   =============    ============
Gross profit ..................      8,317,750     31,607,454       14,926,757      11,038,136         496,358      30,515,257
Selling expenses ..............     (2,290,978)    (8,705,718)      (9,590,017)     (9,141,428)     (9,335,765)    (10,236,494)
Administrative expenses .......     (1,960,679)    (7,450,581)      (7,511,464)     (7,743,491)     (8,500,389)     (9,259,941)
Net gain on sale of farms .....      3,883,138     14,755,923        5,101,150            --        18,433,573       9,368,976
Inventory holdings (loss) gain      (4,592,848)   (17,452,822)      (1,325,916)        140,087     (11,955,649)     14,974,825
Operating (loss) income .......      3,356,383     12,754,256        1,600,510      (5,706,696)    (10,861,872)     35,362,623
Financial results, net ........     (1,986,221)    (7,547,641)      11,030,359       8,879,536      11,650,694       5,021,876
Gain on acquisition of minority
  interest.....................             --             --               --              --       1,215,050              --
Net (loss) gain from equity
  investments..................     (9,905,432)   (37,640,641)        (336,831)        (32,432)        204,510       1,061,217
Total other (expense) income,
  net..........................         38,676        146,968         (302,633)       (228,533)         88,172        (312,823)
Management fee ................             --             --         (833,104)       (294,285)       (226,136)     (4,099,893)
(Loss) Income before income tax     (8,496,594)   (32,287,058)      11,158,301       2,617,590       2,070,418      37,033,000
  and minority interest
Income tax ....................     (1,994,707)    (7,579,886)      (4,014,295)        (43,746)        (35,195)        (75,807)
Minority interest .............         81,741        310,616          353,923          74,711            --           (58,158)
Net (loss) income .............    (10,409,560)   (39,556,328)       7,497,929       2,648,555       2,035,223      36,899,035
Earnings per share(3) .........          (0.08)         (0.32)            0.06            0.02            0.02            0.30
Earnings per ADS(3) ...........          (0.85)         (3.22)            0.62            0.22            0.17            2.97

US GAAP
Net sales .....................     18,631,794     70,800,819       68,038,740      68,692,586      85,267,996     103,573,088
Net (loss) income .............    (29,203,902)  (110,974,841)       3,955,941      (3,334,334)      4,195,847      10,906,998
Basic and diluted earnings
  per share(3) ................         (0.244)        (0.927)            0.03           (0.03)           0.04            0.09
Basic and diluted earnings per
  ADS(3) ......................          (2.44)         (9.27)            0.33           (0.28)           0.35            0.88

BALANCE SHEET DATA
ARGENTINE GAAP
Current assets:
Cash and banks and Investments      10,409,852     39,557,438      115,288,411      53,750,195      58,096,678      68,040,820
Inventories ...................      8,950,510     34,011,938       26,081,114      32,783,883      44,583,119      61,744,085
Trade and other receivables ...      6,462,962     24,559,257       35,835,496      26,551,884      37,726,422      51,654,368
Non-current assets:
Other receivables..............        579,499      2,202,097        3,622,185       9,783,583       9,750,915      10,207,874
Inventories ...................      6,891,627     26,188,183       48,737,064      54,381,704      54,801,145      64,993,025
Investments ...................     28,285,160    107,483,607       15,873,859      15,373,264      15,470,788      14,029,188
Property and equipment, net ...     30,043,932    114,166,943      150,902,637     162,724,597     160,619,067     182,201,297
Intangible assets .............        660,867      2,511,292        3,517,166       3,269,262            --              --
                                  ------------   ------------     ------------    ------------   -------------    ------------
Total assets ..................     92,284,409    350,680,755      399,857,932     358,618,372     381,048,134     452,870,657
                                  ============   ============     ============    ============   =============    ============
Current liabilities:
Trade accounts payable.........      4,562,116     17,336,042       18,670,889       9,624,160      11,574,920      17,797,666
Short-term debt ...............      1,749,755      6,649,068       26,607,834              --              --              --
Other .........................      2,257,148      8,577,163        2,725,028       2,499,129       4,253,367      13,904,814
Non-current liabilities .......      3,414,306     12,974,361          487,694         469,296         376,295      17,493,804
                                  ------------   ------------     ------------    ------------   -------------    ------------
Total liabilities .............     11,983,325     45,536,634       48,491,445      12,592,585      16,204,582      49,196,284
                                  ============   ============     ============    ============   =============    ============
Minority interest .............        100,922        383,503          475,156         116,258               6       3,942,476
Shareholders' equity ..........     80,200,162    304,760,618      350,891,331     345,909,529     364,843,546     399,731,897

US GAAP
Total assets ..................     69,451,541    263,915,855      358,351,756     327,870,660     354,370,129     420,128,370
Shareholders' equity ..........     50,712,418    192,707,189      307,273,364     309,214,097     330,920,238     363,251,422

CASH FLOW DATA
ARGENTINE GAAP
Net cash provided by (used in)       5,332,254     20,262,944       15,412,780      16,781,189       2,384,764     (47,523,719)
  operating activities

                                                              AS OF AND FOR THE YEAR ENDED JUNE 30, (1)
                                   --------------------------------------------------------------------------------------------
                                     2002 (2)          2002             2001          2000            1999            1998
                                   ------------   ------------     ------------    ------------   -------------    ------------
                                      (US$)           (PS.)            (PS.)          (PS.)           (PS.)           (PS.)
Net cash provided by (used in)
  investing activities.........      9,075,032     34,485,120      (57,198,676)     (7,823,942)     18,336,377     (47,826,702)
Net cash (used in) provided by
  financing activities.........     (5,012,102)   (19,038,386)      23,678,545     (23,201,735)    (52,639,711)        770,864

U.S. GAAP
Net cash provided by (used in)
  operating activities.........      5,332,254     20,262,944       15,412,780      16,781,189       2,384,764     (47,523,719)
Net cash provided by (used in)
  investing activities.........      9,075,032     34,485,120      (57,198,676)     (7,823,942)     18,336,377     (47,826,702)
Net cash (used in) provided by
  financing activities.........     (5,012,102)   (19,038,386)      23,678,545     (23,201,735)    (52,639,711)        770,864

OTHER FINANCIAL DATA
ARGENTINE GAAP
EBITDA(4) .....................     (9,345,365)   (35,512,386)       9,298,228        (416,805)      3,797,258      34,507,636
Depreciation and amortization .        930,512      3,535,944        3,300,344       3,304,418       3,014,410       2,714,310
Capital expenditures(5) .......        216,339        822,088        2,808,280       5,230,156      10,269,367      44,208,518
Ratio of earnings to fixed
  charges......................          --(6)          --(6)            12.23           16.64             1.5          147.18

U.S. GAAP
Ratio of earnings to fixed ....          --(6)          --(6)            16.76           --(6)            2.42           69.09
  charges

------------
(1)  In constant Argentine Pesos of June 30, 2002.

(2) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nacion Argentina for June 28, 2002 which was Ps. 3.8 per US$1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See "Exchange Rates".

(3) Under Argentine GAAP, we are not required to present earnings per share information. Under US GAAP, we have presented basic and diluted earnings per share in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods.

     Basic net (loss) income per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the SEC Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, we have not had any issuance or grants for nominal consideration. Since we have no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128. See note 10.II.e to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share amounts.

(4) EBITDA is (loss) income for the year before income tax, depreciation and amortization, and interest expense.

(5)  Includes the purchase of farms and other property and equipment.

(6) The ratios related to these years are not presented as they indicate less than one-to-one coverage. Consequently, earnings for these years were inadequate to cover fixed charges. Total earnings of Ps. 31 million would have been required to attain a ratio of one-to-one under Argentine GAAP and Ps. 10.9 million would have been required to attain a ratio of one-to-one under US GAAP for the year ended June 30, 2002 and a total amount of Ps.
     2.7 million would have been required to attain a ratio of one-to-one under US GAAP for the year ended June 30, 2000.

                               B. EXCHANGE RATES

         In April 1991, Argentine law established a fixed exchange rate under which the Argentine Central Bank was legally obligated to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

         On January 7, 2002, Congress enacted the Public Emergency Law pursuant to which the executive branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the executive branch announced the devaluation of the Peso and established a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.4 per US$ 1.00 and all other transactions were settled at a floating market rate, depending on supply and demand. See "Risk Factors - Risks Related to Argentina".

         The Public Emergency Law amends several provisions of the 1991 Argentine law, the most important of which are:

         o the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991,

         o the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00,

         o the elimination of the requirement that the Argentine Central Bank's reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank's reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices, and

         o the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

         On January 11, 2002, the Argentine Central Bank ended a bank holiday that it had observed since December 21, 2001. The exchange rate began to float freely for the first time in eleven years at Ps. 1.40 per US$ 1.00. The shortage of dollars and the desperation of the people to convert their Pesos caused the exchange rate to rise 25%, closing at Ps. 1.75 per US$ 1.00. Since then, the exchange rate has continued to grow, forcing the Argentine Central Bank to intervene in the market and sell U.S. dollars in order to prevent a significant depreciation of the Peso.

         Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

         o     the rate of exchange is determined by free supply and demand,

         o exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so,

         o transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to
               (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and (iii) debt agreements with official credit agencies or debt guaranteed by them.

         Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the executive branch will continue its current policies or that further devaluations will not take place.

         The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of dollars expressed in nominal Pesos per U.S. dollar. On November 19, 2002, the applicable Peso/dollar exchange rate was Ps. 3.47 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.


                             NOMINAL EXCHANGE RATES

                                                                         EXCHANGE RATE
                                                 --------------------------------------------------------------
                                                  HIGH(1)           LOW(2)          AVERAGE(3)       PERIOD END
                                                 ---------         -------         -----------       ----------
Year Ended December 31, 1996...........            1.0000           0.9990            0.9995            1.0000
Year Ended December 31, 1997...........            1.0000           0.9990            0.9995            1.0000
Year Ended December 31, 1998...........            1.0000           0.9990            0.9995            1.0000
Year Ended December 31, 1999...........            1.0000           0.9990            0.9995            1.0000
Year Ended December 31, 2000...........            1.0000           0.9990            0.9995            1.0000
Year Ended December 31, 2001(4)........            1.0000           0.9990            0.9995            1.0000
Month Ended January 31, 2002...........            2.0700           1.6000            1.9100            2.0500
Month Ended February 28, 2002..........            2.1500           1.7000            2.0000            2.1500
Month Ended March 31, 2002.............            3.1500           2.0500            2.4400            3.0000
Month Ended April 30, 2002.............            3.1500           2.6800            2.8900            2.9800
Month Ended May 31, 2002...............            3.5500           3.0500            3.3064            3.5500
Month Ended June 30, 2002..............            3.8600           3.4700            3.6250            3.8100
Month Ended July 31, 2002..............            3.7400           3.5000            3.5709            3.6500
Month Ended August 31, 2002............            3.6000           3.5400            3.5736            3.5800
Month Ended September 30, 2002.........            3.7000           3.5700            3.6043            3.6950
Month Ended October 31, 2002...........            3.7000           3.4700            3.6059            3.4700

-------------
(1) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)  Average of month-end rates.

(4) From December 23, 2001 through January 11, 2002 Banco de la Nacion Argentina did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:  Central Bank; Banco de la Nacion Argentina, Bloomberg

         Fluctuations in the exchange rate between the Peso and the U.S. dollar may affect the U.S. dollar equivalent of the Peso price of the convertible notes on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

                                 C. RISK FACTORS

RISKS RELATED TO ARGENTINA

         OVERVIEW OF ARGENTINE ECONOMIC AND POLITICAL RISKS

         All of our operations and properties are located in Argentina. Domestic demand for our agricultural products is affected by prevailing conditions in the Argentine economy. Accordingly, contraction in the domestic economy or other adverse economic conditions may reduce internal demand for agricultural products and their values and may adversely affect our ability to generate revenues and to meet our future obligations. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems during this period. At various times throughout Argentine history, the foreign exchange market has been subject to exchange controls.

         In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree 529/91 (together, the "Convertibility Law"). The Convertibility Law fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following adoption of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

     RECENT POLITICAL AND ECONOMIC INSTABILITY HAS PARALYZED COMMERCIAL AND FINANCIAL ACTIVITIES

         Following his election in October 1999, President Fernando De la Rua was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, he lacked the support of Congress, which was controlled by the opposition Peronista party, and the cooperation of several provincial governors who were also Peronistas. His political strength was further weakened by infighting within his own party which reached a peak with the resignation of the Vice-President in October 2000.

         The De la Rua administration failed to address adequately the growing public sector deficit, both at the federal as well as at the provincial level. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates increased to record highs, bringing the Argentine economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the Peso's parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree 1570/2001 by which it effectively froze bank deposits and introduced exchange controls restricting capital outflows. Some of these measures, known as the "corralito," included restrictions on rights to withdraw deposits from financial institutions and the prohibition of transfers of money abroad. These measures caused social discontent to increase, triggering the looting of stores throughout Argentina on December 19, 2001, and the resignation of Minister of Economy, Domingo Cavallo, the following day. On December 21, 2001, after declaring a state of siege, President De la Rua resigned in the midst of an escalating political, social and economic crisis.

         Following the resignation of an interim President only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rua until December 2003. On July 2, 2002, President Duhalde announced that presidential elections would be held in March 2003 instead of October 2003 and that new president would assume his mandate on May 2003 instead of December 2003. On November 18, 2002, an agreement between provincial governors was signed so as to postpone presidential elections until April 27, 2003, with the new president assuming his mandate in May, 2003. Since his appointment on January 2, 2002, President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

         o ratifying the suspension of payment of almost all of Argentina's sovereign debt declared by the interim President;

         o ending the Peso-U.S. dollar parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

         o converting certain U.S. dollar-denominated debts into Peso-denominated debts at a one-to-one exchange rate;

         o converting, with limited exceptions (financial and commercial), U.S. dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar;

         o restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

         o enacting an amendment to the Argentine Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

         o requiring that, beginning June 26, 2002, the general exchange positions of financial entities cannot exceed 5% of the value of their assets available to pay their liabilities (a minimum of US$1,000,000 for banking institutions and US$500,000 for non-banking financial institutions), as registered in November, 2001; and

         o allocating Argentine government bonds to financial institutions in compensation for their obligation to both convert all U.S. dollar-denominated loans into Peso-denominated loans at a one-to-one exchange rate and convert all U.S. dollar-denominated bank deposits into Peso-denominated deposits at an exchange rate of Ps. 1.40 per U.S. dollar.

         At this time, the degree of internal and external support for the Duhalde administration still remains unclear. Widespread political protests and social disturbances are continuing on an almost daily basis, and to date the International Monetary Fund and other multilateral and official sector lenders have indicated their unwillingness to provide financial aid until a sustainable economic program has been presented. It is unclear whether President Duhalde will be able to finish his mandate, whether he will have the necessary support to implement the reforms required to restore economic growth or whether he will even be able to remain in power. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new Argentine government, or any particular set of economic policies, have created an atmosphere of great uncertainty. This uncertainty is aggravated by the increasing tension between the executive branch and Congress. As a result, virtually all commercial and financial activities have been paralyzed, further aggravating the economic recession which precipitated the current crisis.

         Although the agribusiness sector has been less affected than other business sectors by the current crisis, because many of its commodities are exported and have internationally fixed prices, these conditions have had and could have a material adverse effect on our cattle and milk operations, since all of our production is sold in the Argentine market.

         ARGENTINA'S INSOLVENCY AND RECENT DEFAULT ON ITS PUBLIC DEBT HAS DEEPENED THE CURRENT FINANCIAL CRISIS

         As of December 2001, Argentina's total gross public debt was approximately US$137.0 billion. On December 23, 2001, former interim President Rodriguez Saa declared the suspension of payments on certain of Argentina's sovereign debt, and President Duhalde ratified this measure on January 2, 2002. In addition, the principal international rating agencies have recently and repeatedly downgraded the rating of Argentina's sovereign debt. On November 6, 2001, Standard & Poor's lowered Argentina's long-term local and foreign currency sovereign credit ratings from "CC" to "SD" (selective default), indicating that Argentina is defaulting on some of its obligations. The single-'C' ratings on the short-term debt were affirmed. On December 1, 2001, Fitch IBCA and Duff & Phelps lowered the ratings for the long term debt from "CCC" to "DDD" and the ratings for the short term debt from "B" to "C". On December 21, 2001, Moody's Investors Service lowered Argentina's foreign currency country ceiling for bonds to "Ca" from "Caa3", indicating that the downgrade reflects rapidly deteriorating economic, financial and social conditions.

         The Argentine government's current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermining the private sector's ability to restore economic growth, and may result in deeper recession, higher inflation and unemployment and greater social unrest. Furthermore, the restrictions on bank withdrawals, and the ensuing paralysis of economic activity, have caused tax revenues to drop dramatically in recent months.


        Moreover, on November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country's rift with the international financial establishment and stirring concern about a new deterioration in relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank risk becoming full-fledged international financial pariahs and, though Argentina fully intends to meet its obligations once an IMF agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank will suspend disbursements on projects that aid the country's poor and Argentine businesses that are still receiving loans from abroad to finance exports and imports will probably find it much more difficult to do so.

         As a result, our beef cattle and milk businesses and commercial credit could be materially and adversely affected because these activities are mainly targeted at domestic consumption. Argentina's economic crisis can be expected to adversely affect consumers' demand due to the loss of their purchasing power as a consequence of inflation.


         THE ARGENTINE PESO MAY CONTINUE TO BE SUBJECT TO SUBSTANTIAL DEPRECIATION AND VOLATILITY

         The Argentine government's economic policies and any future changes in the value of the Peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

         As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the U.S. dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per U.S. dollar. However, the Economic Emergency Law puts an end to ten years of U.S. dollar-Peso parity, and in recent months, the Argentine government has authorized a free floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling U.S. dollars. As of November 19, 2002, the exchange rate was Ps.
3.47 = US$1.00.

         No assurance can be given that future policies to be adopted by the Argentine government will succeed in controlling or that the Argentine government will not enforce a differentiated exchange rate regime for foreign trade, establishing regulated rates for exports and imports which could differ from rates set in the nonregulated market. These policies could materially and adversely affect our financial condition and results of operations.

         THE RECENT DEVALUATION OF THE PESO WILL ADVERSELY AFFECT ARGENTINE ECONOMIC CONDITIONS AND OUR FINANCIAL POSITION

         On January 6, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the "Public Emergency Law"), putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank's reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the executive branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

         On January 11, 2002, after the Argentine Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Higher demand for scarce U.S. dollars caused the U.S. dollar to trade well over the Ps. 1.4 per U.S. dollar rate used by the Argentine government. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars to support the Peso. However, the Argentine Central Bank's ability to support the Peso by selling U.S. dollars depends on its limited U.S. dollar reserves and external financial assistance from the IMF which it has been unable to obtain. On February 3, 2002, the executive branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions and on the same day another banking holiday was imposed, preventing the conversion of Pesos until February 11, 2002. Moreover, to allow for a period to find a solution to the continuing problem of decreasing bank reserves, the Argentine government imposed another banking holiday from April 22 to April 26. Since January 2002, trading in foreign currency has been limited and involved small amounts mainly due to restrictions imposed on bank deposits. Furthermore, the Argentine Central Bank has approved only a limited number of transactions involving the transfer of foreign currency abroad and has determined certain transfer of funds to be made only with its prior approval.

         The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

         Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth.

         Since the end of Convertibility, according to numbers released by the Instituto Nacional de Estadistica y Censos the consumer price index has increased by 40.0% in the first nine months of the year while the wholesale price index has grown by 123.5%.

         Numerous uncertainties exist surrounding the ultimate resolution of Argentina's economic and political instability and actual results are unpredictable. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may materially and adversely impact, among other items: (i) the revenues produced by the beef cattle and milk sectors; (ii) our asset valuations; and (iii) our Peso-denominated monetary assets and liabilities.

         The Peso devaluation has had several effects on us. Our agricultural products are quoted in U.S. dollars, and as a result, the devaluation has had a positive effect on their prices. Nevertheless, this positive short-term effect has been largely offset by the imposition of new export taxes and increases in our U.S. dollar-denominated costs. Our cattle and milk products are quoted in Pesos and the effect of the devaluation on their prices in U.S. dollar terms has been negative.

         THERE IS RISK THAT THE ARGENTINE FINANCIAL SYSTEM WILL COLLAPSE

         Although the amount of deposits in the Argentine banking system has been decreasing during the last few years, during the last quarter of 2001, a significant amount of deposits were withdrawn from Argentine financial entities as a consequence of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities in an attempt to pay back depositors. However, the general unavailability of external or local credit created a liquidity crisis, which triggered numerous payment defaults which in turn undermined the ability of many Argentine banks to pay back depositors.

         To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rua administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the "corralito," are still in effect, although restrictions on withdrawals for banking and saving accounts have been relaxed. In addition, in an attempt to resolve the "corralito" problem, the Argentine government published a decree which offers deposit holders the opportunity to exchange their rescheduled deposits for three different types of bonds:

         o bonds due 2012: offered to holders of deposits in U.S. dollars which had been pesified at an exchange rate of Ps. 1.40 per U.S. dollar. These bonds are denominated in U.S. dollars;

         o bonds due 2007: offered to holders of deposits in U.S. dollars or Pesos. These bonds are denominated in Pesos, with an annual interest rate of 2% plus an inflation adjustment; and

         o bonds due 2005: offered to holders of deposits in U.S. dollars or Pesos who are over 75 years old, received the deposited amount as indemnity or suffer from health problems. These bonds grant the holder the option to exchange the original deposit into a bond in U.S. dollars at an exchange rate of Ps. 1.40 per U.S. dollar.

         These bonds can be used to purchase public goods, machinery and new cars, to acquire properties under construction, to pay bank debts, to pay taxes due June 1, 2001, and to invest in trust funds to finance investment projects. Deposit holders who decide not to subscribe to these bonds, will be granted a rescheduled deposit certificate (CEDRO), with which they will be able to purchase certain new securities and notes. This certificate may also be sold on the Buenos Aires Stock Exchange and on other Argentine stock exchanges, or kept until its rescheduled maturity date.

         Despite the "corralito," between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution which involve funds frozen in the financial system.

         The "corralito" led to the paralysis of virtually all commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

         On November 24, 2002, Economy Minister Roberto Lavagna, announced that the Government would lift the unpopular limits it had established on cash withdrawals from savings and checking accounts as from December 2, 2002, although fixed-term deposits would remain frozen for the time being. As the devastating recession shows signs of levelling out and confidence in banks slowly returns, restrictions on about 21 billion pesos in deposits will be freed up. A step-by-step loosening of the bank restrictions should free up more money for economic activity, be popular politically, have neutral effect on the currency and please the International Monetary Fund.

         Nevertheless, the solvency of the Argentine financial system is still in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus materially and adversely affecting our financial condition and results of operations, especially due to the rise in our defaulting obligors and our diminished possibility of obtaining new loans.

         THE PARALYSIS OF ARGENTINE PAYMENT SYSTEM IS ADVERSELY IMPACTING ECONOMIC ACTIVITY AND OUR ABILITY TO OPERATE

         Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The current shortage is the result of several factors. Argentina has been in an economic recession since the fourth quarter of 1998, which reduced excess cash and access to credit. Due to mounting concern over the sustainability of De la Rua's economic plan, large quantities of bank deposits were withdrawn from local financial institutions and transferred abroad. This run on deposits threatened to collapse the banking system, effectively suspending access to deposits and credit. The former De la Rua administration imposed strict limits on withdrawals on December 1, 2001, which are still in place in a less restrictive form. In addition, when the Argentine government repealed the Convertibility Law on January 10, 2002, widespread fear of major devaluations of the Peso further increased demand for U.S. dollars, and consumers have become more reluctant to use U.S. dollars for payments of goods and services.

         The ensuing shortage of cash disrupted Argentina's payment system, which has historically favored cash settlements. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit and to considerably longer periods for collecting receivables. Increased difficulty in collection could adversely affect our revenues from operations and, potentially, our financial condition.

         INFLATION IS ESCALATING AND UNDERMINING PROSPECTS FOR ECONOMIC RECOVERY IN ARGENTINA

         On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to allow the Argentine Central Bank to print currency in excess of the amount of the foreign reserves it holds without having to maintain a fixed and direct relationship with the foreign currency and gold reserves, to make short-term advances to the federal Argentine government to cover its anticipated budget deficits, and to provide financial assistance to financial institutions with liquidity or solvency problems.

         There is considerable concern that if the Argentine Central Bank prints currency to finance deficit spending, significant inflation will result. Through October 31, 2002, the consumer price index and the wholesale price index had already exhibited cumulative increases of 40.0%% and 123.5%, respectively. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. We cannot assure that the Argentine economy will not be negatively affected by a resurgence of inflation, which will deteriorate the purchasing power of the Peso, thus affecting the domestic consumption of food products. As a result, our revenues from beef cattle and milk production could be adversely affected, thus affecting the results of operations.

         HIGH UNEMPLOYMENT AND OTHER LABOR DIFFICULTIES HAVE CONTRIBUTED TO THE SOCIAL UNREST IN ARGENTINA AND MAY AFFECT OUR OPERATIONS

         In October 2001, the official unemployment rate in Argentina was 18.3%. As a consequence of the continued recession, unemployment increased to 21.5% in May 2002. Figures are released bi-annually in May and October, and the current unemployment rate is believed to be significantly higher than the most recently published official rate. Moreover, during the last few months since the devaluation of the Peso, the labor market has not only been affected by unemployment but it has also been negatively affected by a significant decrease in real salary due to growing inflation.

         Unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the present administration has included in its 2002 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have yet to mitigate the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect our results of operations.

         RECENT AMENDMENTS TO THE "BANKRUPTCY LAW" ADVERSELY AFFECT PROPERTY RIGHTS

         In February 2002, the Argentine Congress amended the bankruptcy law that impaired certain protections afforded to creditors. Such law suspended any foreclosure proceedings, whether in or out of court, including under mortgage and pledge-secured loans, for a 180-day period after its enactment.

         Faced with an increasing pressure, the Government promulgated a new bankruptcy law which repealed the suspension of foreclosures. However, the suspension of foreclosures was retained for a period of 270 days after its enactment with respect to a debtor's dwelling, or a debtor's property dedicated to production, trade or service provision activities. Although the period of 270 days has expired on November 15, 2002, IRSA cannot assure you that the Argentine government would not concede debtors a new extension of the suspension of the foreclosures.

         UNCERTAINTY REGARDING ARGENTINE AND BRAZILIAN PRESIDENTIAL ELECTIONS.

         There is great uncertainty with respect to the Argentine electoral future. It is not still clear if presidential elections will be held in May 2003, as a consequence of the anticipated early resignation of President Duhalde, or if they will be postponed until December, 2003. The political turbulence caused by oncoming elections can jeopardize the relative economic stability achieved during the last months of year 2002.

           The future of Argentina relies in a great extent on the policies that the newly elected president will implement. Investment decisions will depend on the future government's ability to regain investors' confidence by guarantying the fulfillment of property rights, contracts and laws. The future of the country will as well depend on the achievement of a sustainable and solvent fiscal situation.

           Moreover, the measures that are expected to be adopted by the recently elected president in Brazil, Luiz Inacio Da Silva, beginning in January 2003, would also have a significant impact on Argentina's political and economic future.

         FUTURE GOVERNMENTAL POLICIES WILL LIKELY SIGNIFICANTLY AFFECT THE ECONOMY AS WELL AS THE OPERATIONS OF FINANCIAL INSTITUTIONS

         The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the current Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy and foreign trade of agricultural products in particular. We cannot assure you that laws and regulations currently governing the economy and foreign trade of agricultural products will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor future foreign-currency denominated debt obligations, including our 8% convertible notes due 2007.

         Due to the current social and political crisis, investing in Argentina also entails the following risks:

         o civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

         o expropriation, nationalization and forced renegotiation or modification of existing contracts; and

         o taxation policies, including royalty and tax increases and retroactive tax claims.


RISKS RELATED TO OUR BUSINESS

         FLUCTUATION IN MARKET PRICES FOR OUR AGRICULTURE PRODUCTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Prices for cereals, oilseeds and by-products, like those of other commodities, can be expected to fluctuate significantly. The prices that we are able to obtain for our agriculture products from time to time depend on many factors beyond our control including:

         o prevailing world prices which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

         o changes in the agriculture subsidies levels of certain important producers (mainly the USA and the European Economic Community) and the adoption of other government policies affecting industry market conditions and prices; and

         o     demand for and supply of competing commodities and substitutes.

         Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products were to decline below current levels.

         OUR BUSINESS IS SEASONAL AND OUR REVENUES MAY FLUCTUATE SIGNIFICANTLY DEPENDING ON THE GROWING CYCLE

         As with any agribusiness enterprise, our business operations are predominantly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the cattle we fatten. As a result, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

         UNPREDICTABLE WEATHER CONDITIONS MAY ADVERSELY IMPACT CROP AND BEEF-CATTLE PRODUCTION

         The occurrence of severe adverse weather conditions, especially droughts or floods, is unpredictable and may have a potentially devastating impact upon crop production and, to a lesser extent, beef-cattle production. The effect of severe adverse weather conditions may reduce yields in our farms or require higher levels of investment to maintain yields. As a result, we cannot assure you that severe future adverse weather conditions will not adversely affect our operating results and financial condition.

         DISEASE MAY STRIKE OUR CROPS WITHOUT WARNING POTENTIALLY DESTROYING SOME OR ALL OF OUR YIELD

         The occurrence and effect of crop disease and pestilence can be unpredictable and devastating on crops, potentially rendering all or a substantial portion of the affected harvests. Even when only a portion of the crop is damaged, our results of operation could be adversely affected because all or a substantial portion of the production costs for the entire crop have been incurred. Although some crop diseases are treatable, the cost of treatment is high, and we cannot assure that such events in the future will not adversely affect our operating results and financial condition.

         OUR CATTLE ARE SUBJECT TO DISEASES

         Diseases among our cattle herds, such as tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on milk production and fattening, rendering cows unable to produce milk or meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets such as the United States to Argentine cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur or that future outbreaks will not adversely affect our beef-cattle and milk sales, operating results and financial condition.

         WORLDWIDE COMPETITION IN THE MARKETS FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

         We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world's economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than we are and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries that do not exist in Argentina. These subsidies may allow them to produce at lower costs than we do and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

         IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIP WITH OUR CUSTOMERS, PARTICULARLY WITH THE SINGLE CUSTOMER WHO PURCHASES MONTHLY OUR ENTIRE RAW MILK PRODUCTION, OUR BUSINESS MAY BE ADVERSELY AFFECTED

         Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales.

         We currently sell our entire raw milk production to one customer in Argentina. For fiscal year 2002, these sales represented 2.8% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

         We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are then sent to the export markets. The Argentine crop market is characterized by a few number of purchasers and a large number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

         We may not be able to maintain or form new relationships with customers or others who provide products and services that are important to our business. Accordingly, we cannot assure you that our existing or prospective relationships will result in sustained business or the generation of significant revenues.

         WE DO NOT MAINTAIN INSURANCE ON OUR CROP STORAGE FACILITIES; THEREFORE, IF A FIRE OR OTHER DISASTER DAMAGES SOME OR ALL OF OUR HARVEST WE WILL NOT RECEIVE ANY COMPENSATION

         We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we have approximately 20,577 tons of storage capacity at various farms and plan to further increase our storage capacity. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster would affect all of our silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such an event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

         WE MAY BE EXPOSED TO MATERIAL LOSSES DUE TO VOLATILE CROP PRICES SINCE WE HOLD SIGNIFICANT UNCOVERED FUTURES AND OPTIONS POSITIONS TO HEDGE OUR CROP PRICE RISK

         Generally, we may have uncovered futures and options positions for up to 50% of our current inventory and minimum projected production in a given crop as part of the crop price risk management strategy. However, we have had, and we cannot assure that we will not have in the future, uncovered futures and options positions substantially in excess of such amount for a limited period of time.

         Due to the fact that we do not have 100% of our crops hedged, we are unable to have minimum price guarantees for all of our production and are exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in our receiving a lower price for our crops than our production cost. We are also subject to exchange rate risk related to our crops that are hedged, because our futures and options positions are valued in U.S. dollars, and thus are subject to exchange rate risk.

         WE MAY NOT BE ABLE TO SELL OUR LAND AT ITS APPRAISED VALUE IN U.S. DOLLARS AND THIS MAY ADVERSELY AFFECT OUR ABILITY TO PAY OUR U.S.
DOLLAR-DENOMINATED DEBT

         As a result of devaluation, the price of our properties decreased an average of 30% in their U.S. dollar values. However, the value in Pesos has remained approximately the same, and, in some cases, has even slightly risen in comparison to the values prior to devaluation. We believe that the prices will stabilize at these current levels, and, therefore, we do not expect a decrease in the Peso value of our properties. If we are forced to sell one or more of our properties to satisfy U.S. dollar-denominated debt service obligations, the proceeds from such sales may decrease in the future, due to devaluations, and this could have an adverse effect on our ability to satisfy such debt obligations.

         WE MAY FACE POTENTIAL CONFLICTS OF INTEREST RELATING TO OUR PRINCIPAL SHAREHOLDERS

         Our largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 53.7% of our common shares. This consists of:

         o 64,397,457 of our common shares owned by Inversiones Financieras del Sur S.A., an Uruguayan holding company, for which Mr. Eduardo
               S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A.; and

         o 2,354,054 shares owned by Dolphin Fund, plc (formerly Quantum Dolphin, plc) for which Mr. Eduardo S. Elsztain may be deemed the beneficial owner by virtue of his position with Dolphin Fund Management S.A., the investment manager of Dolphin Fund, plc, based on publicly available reports filed as of October 31, 2002.

         Pursuant to a consulting agreement with Dolphin Fund Management, we pay a management fee equal to 10% of our annual net income for certain agricultural advice and other administrative services. Eduardo S. Elsztain and M. Marcelo Mindlin are President and Vice President, respectively, of the board of directors of Dolphin Fund Management. In fiscal years 2002, 2001 and 2000, we paid management fees to Dolphin Fund Management aggregating, Ps. nil, Ps. 833,104 and Ps. 294,285, respectively.

         Conflicts of interest between our management, ourselves and our affiliates may arise in the performance of our respective business activities. Mr. Eduardo S. Elsztain is also the beneficial owner of approximately 31.1% of the common shares of IRSA, an Argentine company that currently owns approximately 49.7% of the common shares of its subsidiary Alto Palermo S.A.
(APSA) whose CEO is Mr. Alejandro G. Elsztain, the CEO of Cresud. In some circumstances, our interests may not be the most important consideration to our principal shareholders or to their affiliates with influence over our actions. We cannot assure you that our principal shareholders will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

         WE DEPEND ON OUR SENIOR MANAGEMENT

         Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our president and chairman of the board of directors, M. Marcelo Mindlin, our vice-president and first vice-chairman of the board of directors and Alejandro G. Elsztain, our chief executive officer. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

         Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

         WE HOLD POSITIONS IN ARGENTINE SECURITIES, WHICH ARE MORE VOLATILE THAN UNITED STATES SECURITIES, AND CARRY A GREATER RISK OF DEFAULT

         We currently have and in the past have had certain investments in Argentine government debt, corporate debt, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has recently suffered material losses. Although our holding of these investments, with the exception of IRSA, tends to be short term, investments in such securities involve certain risks, including:

         o market volatility, higher than those typically associated with U.S. government and corporate securities; and

         o     loss of principal.

         Some of the issuers in which we have invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, with respect to us, and, thus, could have little or no value.

         WE COULD BE ADVERSELY AFFECTED BY OUR INVESTMENT IN IRSA IF IRSA'S VALUE DECREASES

         From December 2000 to July 2002, we acquired approximately 20.29% of IRSA for a total consideration of Ps. 113.3 million. Initially, we classified this investment as a current investment and carried it at market value. Effective March 31, 2002, as a result of a change in our strategy to hold such shares as a permanent investment, we began valuing our investment in IRSA using the equity method of accounting. At June 30, 2002, our investment in IRSA had a value of Ps. 91.4 million and represented 26.1% of our total consolidated assets.

         As mentioned in Note 5.b) to our consolidated financial statements, we own a 19.85% equity interest in IRSA. On September 9, 2002 IRSA 's independent accountants issued a report stating that the company had suffered a negative impact as a result of the continuous deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Argentine peso as a result of which there is substantial doubt as to IRSA's ability to continue as a going concern. The financial statements of IRSA do not include any adjustment that might result from the outcome of this uncertainty.


         Our investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA's control. Any one or more of these risks might materially and adversely affect IRSA's business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA's ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market is relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment.

         It is possible that these or other factors or events will impair IRSA's ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA's financial condition or results of operations. During the fiscal year ended June 30, 2002, the price of IRSA shares declined by 52% from Ps. 3.17 on June 30, 2001 to Ps. 1.52 on June 30, 2002. Given the relative size of our investment in IRSA, any such declines could continue to give us a material adverse effect on our financial condition and results of operations.

         THE CREATION OF NEW EXPORT TAXES MAY HAVE AN ADVERSE IMPACT ON OUR
SALES

         In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina's fiscal deficit, the Argentine government has recently imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy, as amended by Resolution 35/02, effective as of April 3, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. Export taxes might have a material and adverse effect on our sales. We produce exportable goods, and, therefore, an increase in export taxes is likely to result in a decrease in our products' price, and, therefore, may result in a decrease to our sales. We cannot guarantee what the impact of these measures will be, or any other future measures that might be adopted by the Argentine government, on our financial condition and result of operations.

         GOVERNMENT INTERVENTION IN OUR MARKETS MAY HAVE A DIRECT IMPACT ON OUR PRICES

         The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products' prices in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the price of our products.

         THE INVESTMENT COMPANY ACT MAY LIMIT OUR FUTURE ACTIVITIES

         Under Section 3(a)(3) of the Investment Company Act of 1940, as amended, an investment company is defined in relevant part to include any company that owns or proposes to acquire investment securities that have a value exceeding 40% of such company's unconsolidated total assets (exclusive of U.S. government securities and cash items). Investments in minority interests of related entities as well as majority interests in consolidated subsidiaries which themselves are investment companies are included within the definition of "investment securities" for purposes of the 40% limit under the Investment Company Act.

         Companies that are investment companies within the meaning of the Investment Company Act and that do not qualify for an exemption from the provisions of such Act, are required to register with the Securities and Exchange Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. In the event such companies do not register under the Investment Company Act, they may not, among other things, conduct public offerings of their securities in the United States or engage in interstate commerce in the United States. Moreover, even if we desired to register with the Commission as an investment company, we could not do so without an order of the Commission because we are a non-U.S. corporation, and it is unlikely that the Commission would issue such an order.

         If we invest proceeds of our rights offering in instruments other than U.S. government securities, such investments could cause us to exceed the 40% limit under Section 3(a)(3) of the Investment Company Act. If we exceed such limit, we may still be able to avail ourselves of certain regulatory exemptions from application of the Investment Company Act, including but not limited to Rule 3a2 thereunder. Rule 3a2 provides us a temporary exemption from investment company status for a period of up to one year from the closing of the rights offering, provided that we have a bona fide intent to be engaged primarily, as soon as reasonably possible and in any event by the end of such one-year period, in a business other than that of investing, reinvesting, owning, holding or trading in securities. We may not rely on Rule 3a2 more than once in any three-year period.

         We expect to avail ourselves of the temporary exemption for up to the one year period provided by Rule 3a2 of the Investment Company Act and intend to invest the proceeds of the rights offering, and otherwise make investments and conduct our operations, in such a manner that by the end of the one-year period we will not fall within the definition of "investment company" under the Investment Company Act or we will be exempt from compliance with such Act.

         In order to meet such requirements, we may be restricted in our ability to increase our existing minority positions in related companies and to acquire minority participations in additional enterprises. Moreover, we may invest cash proceeds of the rights offering in U.S. government securities in order to avoid characterization of short-term investments as "investment securities." In the past, a significant portion of our income has been derived from investments in Argentine corporate and government securities which, although riskier than U.S. government securities, sometimes yield higher returns than U.S. government securities. As a result, our earnings may be adversely affected to the extent that we decide to invest funds in U.S. government securities that would otherwise be invested in Argentine corporate and government securities.

         PASSIVE FOREIGN INVESTMENT COMPANY

         Although it is an inherently uncertain factual issue, we may be passive foreign investment company ("PFIC") for the current or future taxable years. Any U.S. holder that owns shares or ADSs, at any time during a taxable year in which we are a PFIC will be subject to special United States federal income tax rules and, generally, will be subject to additional tax and an interest charge upon certain distributions by us or upon gains realized upon a sale or other disposition of the shares or ADSs. See "United States Taxation--Passive Foreign Investment Company Rules" for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

RISKS RELATED TO IRSA'S BUSINESS

         UNCERTAINTIES RESULTING FROM THE CONTINUED DETERIORATION OF THE ARGENTINE ECONOMY, THE ARGENTINE GOVERNMENT'S ADOPTION OF VARIOUS ECONOMIC MEASURES AND THE DEVALUATION OF THE PESO GIVE RISE TO A SUBSTANTIAL DOUBT AS TO IRSA'S ABILITY TO REMAIN A GOING CONCERN.

         IRSA's consolidated financial statements have been prepared on the assumption that it will continue as a going concern. As a result of the continued deterioration of the Argentine economy, the devaluation of the Peso and the Argentine government's adoption of various economic measures, as further described in the Risk Factors discussed below, we cannot assure you that IRSA will be able to obtain the necessary financial resources to repay or refinance its debt, that the restrictions imposed by the Argentine Central Bank on the transfer of funds abroad will not prevent it from paying principal and interest on its external debt as it comes due or that these conditions will not have a material adverse effect on its financial condition or results of operations.

         On September 9, 2002, IRSA's independent auditors issued a report stating that it was negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to its ability to continue as a going concern. You should review the report of PricewaterhouseCoopers carefully. We cannot assure you that IRSA will be able to continue as a going concern. IRSA's consolidated financial statements do not include the effects of eventual adjustments and restatements, if any, if it is required to sell its assets to pay off its liabilities, including contingent liabilities, under any circumstance other than in the ordinary course of its business.

         THE ARGENTINE CENTRAL BANK HAS IMPOSED RESTRICTIONS ON THE TRANSFER OF FUNDS OUTSIDE OF ARGENTINA WHICH COULD PREVENT IRSA FROM SERVICING CERTAIN OF ITS EXTERNAL DEBT AS IT COMES DUE, AND COULD THEREFORE RESULT IN THE ACCELERATION OF ALL OF ITS INDEBTEDNESS AND ITS INABILITY TO REMAIN A GOING CONCERN.

         Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank is required for all of IRSA's transfers of funds outside of Argentina before February 8, 2003 when such transfers relate to debt principal or interest payments. Payments on US$ 100 million of IRSA's convertible notes, US$ 37.4 million secured floating rate notes and US$ 51.0 million unsecured credit facility may require such approval. We cannot assure you that the Argentine Central Bank will authorize principal payments to IRSA's foreign creditors pursuant to the terms of its existing financial agreements. Even if IRSA obtained such authorization, due to the scarcity of dollars it may find it difficult to convert a large amount of Pesos to dollars to make payments on its dollar-denominated debt. If the restrictions on funds transfers remain in effect and the Argentine Central Bank does not authorize IRSA to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to it from outside Argentina or IRSA is able to renegotiate the indebtedness that is subject to such restrictions. Although IRSA may in the future undertake to obtain such financing or renegotiate its indebtedness, We cannot assure you that such efforts would succeed and enable IRSA to remain a going concern.

         IRSA MAY FACE POTENTIAL CONFLICTS OF INTEREST RELATING TO ITS PRINCIPAL SHAREHOLDERS

         IRSA's largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 31.1% of its common shares. At October 31, 2002, this consists of:

         o 15,582,057 of its common shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Dolphin Fund Management, a company where Mr. Eduardo S. Elsztain has a controlling interest;

         o 111,575 of its common shares purchased pursuant to a noncontributory management stock ownership plan of which 68,797 shares are held by a trust for the benefit of Mr. Eduardo S. Elsztain;

         o 43,491,866 of IRSA's common shares owned by us, for which Mr. Eduardo S. Elsztain by reason of his position with us, may be deemed to own all of IRSA's common shares held for our account; and

         o     5,392,546 shares are directly owned by Mr. Eduardo S. Elsztain.

         Conflicts of interest between IRSA's management, themselves and its affiliates may arise in the performance of its respective business activities. Mr. Eduardo S. Elsztain and certain other members of the board of directors and senior management also own (i) approximately 58.9% of our common shares, and we currently own approximately 21.0% of IRSA's common shares and (ii) approximately 7.73%% of the common shares of IRSA's subsidiary APSA. In some circumstances, IRSA's interests may not be the most important consideration to IRSA's principal shareholders or to their affiliates with influence over IRSA's actions. IRSA cannot assure you that IRSA's principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in IRSA's interest.

         THE RECENT DEVALUATION OF THE ARGENTINE PESO AND THE CONTINUED DETERIORATION OF THE ARGENTINE ECONOMY HAVE HAD, AND MAY CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON IRSA'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         For so long as the Convertibility Law remained in effect, IRSA had no exchange rate risk relating to its Peso-denominated revenues and its U.S. dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. dollar-denominated obligations, which were within the

Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate of one Peso to one U.S. dollar. Nevertheless, the majority of IRSA's liabilities as of that date (the US$ 80.0 million syndicated credit facility, the US$ 41.2 million floating rate notes, the loan from IRSA's partner Goldman Sachs for US$13.3 million and the loan granted by Bank Boston to IRSA's subsidiary Hoteles Argentinos for US$12.0 million) are subject to New York law and thus have not been converted into Pesos. Moreover, IRSA's recently issued US$ 100.0 convertible notes are dollar-denominated.

         IRSA realizes a substantial portion of its revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. dollar value of IRSA's earnings and, thus, impaired IRSA's financial condition. Moreover, IRSA's Peso-denominated assets (which represent 95.31% of its total assets as of June 30, 2002), have depreciated against IRSA's indebtedness denominated in foreign currency. As of June 30, 2002, IRSA had outstanding debt amounting to Ps. 566.4 million, of which 93.1% was denominated in U.S. dollars. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of debt in Pesos, with further adverse effects on IRSA's results of operation and financial condition, and may increase the collection risk of IRSA's leases and other receivables from tenants and mortgage debtors, most of whom have Peso-denominated revenues.

         THE MANDATORY PESIFICATION OF CONTRACTS ORIGINALLY DENOMINATED IN U.S. DOLLARS WILL ADVERSELY AFFECT IRSA'S PROFITABILITY

         Although IRSA's lease agreements and seller financing loans were denominated in U.S. dollars, the Argentine government mandatorily converted all U.S. dollar-monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory "pesification" by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the Coeficiente de Estabilizacion de Referencia ("CER"), we cannot assure you that an adequate adjustment will apply to amounts payable to it under its lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties. This new measure is likely to materially and adversely affect IRSA's financial condition and IRSA's ability to pay its liabilities in U.S. dollars (mostly banking and financial loans), because IRSA's cash flows will be dominated in recently devalued Pesos.

         IRSA'S BUSINESS IS SUBJECT TO EXTENSIVE REGULATION, AND THE ARGENTINE GOVERNMENT MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE LEASE, OPERATION AND OWNERSHIP OF PROPERTY

         The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. IRSA is required to obtain approval from various governmental authorities for its development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect its results of operations and levels of cash flow necessary or available to meet its obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations.

         In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government has imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect its operations and profitability.

         There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market, in general, and the rental market, in particular. Furthermore, most of IRSA's leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting its rental income.

         IRSA HOLDS POSITIONS IN ARGENTINE SECURITIES WHICH ARE MORE VOLATILE THAN UNITED STATES SECURITIES, AND CARRY A GREATER RISK OF DEFAULT

         IRSA currently has and in the past has had certain investments in Argentine government debt, corporate debt and equity securities. In particular, IRSA holds a significant interest in Banco Hipotecario S.A., an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario S.A., tends to be short term, investments in such securities involve certain risks, including:

         o market volatility, higher than those typically associated with U.S. government and corporate securities; and

         o     loss of principal.

         Some of the issuers in which IRSA has invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure you that the issuers in which IRSA has invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of IRSA's investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, and may have little if any value.

         REAL ESTATE INVESTMENTS ARE SUBJECT TO MANY RISKS

IRSA's real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within its control. Any one or more of these risks might materially and adversely affect IRSA's business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. IRSA's ability to generate income from its properties sufficient to service its debt and cover other expenses may be adversely affected by the following factors, among others, some of which IRSA cannot control:

         o oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for IRSA;

         o increased competition from other real estate operators which might drive down IRSA's prices and profits;

         o changes in IRSA's ability or its tenants' ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

         o increases in operating expenses which could lower IRSA's profitability;

         o the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

         o the need to periodically renovate, repair and release space, the higher costs thereof and the ability of IRSA's tenants to provide adequate maintenance and insurance, possibly decreasing the life of and revenue from a property; and

         o the exercise by IRSA's tenants of their legal right to early termination of their leases.

         In addition, other factors may adversely affect the performance and value of IRSA's properties, including changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede IRSA's ability to respond to adverse changes in the performance of its investments could have a material adverse effect on IRSA's financial condition and results of operations.

         IRSA'S FAILURE TO SELL PLANNED PROPERTIES WILL ADVERSELY AFFECT ITS FINANCIAL CONDITION

         Puerto Retiro and Santa Maria del Plata are two unique plots of land characterized by their size and their waterfront location in the heart of the City of Buenos Aires. IRSA had initially intended these to become two of the largest projects in its history, but currently IRSA has been forced to delay their launch due to the economic crisis in Argentina. Due to the absence of available financing and lack of demand for such new developments, IRSA will not be able to resume these important projects unless a substantial economic recovery occurs in Argentina. To date, IRSA has invested Ps. 41.2 million in Puerto Retiro and Ps. 103.2 million in Santa Maria del Plata. Historically, a great part of IRSA's revenues have been derived from the sale and development of properties, so if IRSA fails to develop these new projects, IRSA's future revenues would be materially and adversely affected.
IRSA's failure to sell these properties for the prices and by the dates initially forecasted would adversely affect IRSA's results of operations and financial condition.

         REAL ESTATE MARKET ILLIQUIDITY AND DECLINING PROPERTY VALUES IN U.S. DOLLARS MAY ADVERSELY AFFECT IRSA'S FINANCIAL CONDITION

         The current Argentine crisis, including the freezing of bank deposits and the devaluation of the Peso, is deteriorating the value on a U.S. dollar basis and increasing the illiquidity of real estate investments. As a result, it may be more difficult for IRSA to adjust its property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks have heightened uncertainty and eroded confidence in the possibility of recovery. If IRSA is forced to sell one or more of its properties in order to cover operating expenses or to satisfy debt service obligations, or if it were liquidated, the proceeds from such sales might be less than its total investment in the properties sold.

         EVICTION PROCEEDINGS IN ARGENTINA ARE DIFFICULT AND TIME CONSUMING

         Despite the enactment of a law amending the Argentine civil procedures by which the lessor may, through a security interest, obtain the immediate eviction of the tenant, historically, the heavy workload on the courts that hear these matters and the numerous procedural steps required have generally delayed efforts of landlords to evict tenants. Before the enactment of the above mentioned law, eviction proceeding generally lasted from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on IRSA's financial condition and results of operations.

         DEVELOPMENT AND CONSTRUCTION ACTIVITIES ARE INHERENTLY RISKY

         IRSA is engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with its development and construction activities include the following, among others:

         o IRSA may abandon development opportunities and renovation proposals;

         o construction costs of a project may exceed IRSA's original estimates, making a project unprofitable;

         o occupancy rates and rents at a newly completed project may be insufficient to make the project profitable;

         o pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

         o IRSA may be unable to obtain financing on favorable terms for the development of the project;

         o sale prices for residential units may be insufficient to cover development costs;

         o construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

         o IRSA may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

         IRSA MAY NOT BE ABLE TO RECOVER THE MORTGAGE LOANS IT HAS MADE

         In recent years, IRSA has provided mortgage financing to purchasers of units in its residential development properties. Before January 2002, IRSA's mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate ranging from 10% to 15% per year and for terms ranging from 3 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. dollar-denominated debts into Pesos at the exchange rate of Ps. 1.00 to US$
1.00 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the dollar value of its outstanding mortgage loans which at June 30, 2002, aggregated approximately Ps. 4.9 million.

         IRSA is subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect its cash flow. Argentine law imposes significant restrictions on its ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, IRSA does not have the right to foreclose on the unit. Instead, in order to reacquire a property, IRSA is required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. We cannot assure you that IRSA will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

         We cannot assure you that any future inflation adjustment coefficient will adequately reflect inflation so or that such adjustment will not increase delinquency on IRSA's outstanding mortgage portfolio, thus reducing future revenues.

         IRSA'S SUBORDINATED PARTICIPATIONS IN SECURITIZED MORTGAGE LOANS MAY HAVE NO VALUE

         Additionally, in December 2001, IRSA securitized almost the entirety of the mortgage portfolio originated by it since late 1992, amounting to Ps. 26.6 million, through the sale of this portfolio to a financial trust. Banco Sudameris Argentina acts as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. IRSA holds all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid for. Face value for this class amounts to Ps. 10.7 million.

         This portfolio was originally originated in U.S. dollars and mandatory converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May, inflation adjustment on residential mortgages on homes granted to individuals was eliminated until next October, when adjustment will be performed according to a different inflation index. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

         The asset quality of the portfolio has declined as a result of the current economic crisis in Argentina, and as a result, we cannot assure you that the trust will have sufficient or any funds to service initially the subordinated certificates held by IRSA. If it does not, the value of these bonds might be considerably reduced or even equal zero.

         We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by IRSA (and included in the prospectus), will be the actual one, as successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Finance, which could have further consequences on the respective cash flows.

         IRSA IS SUBJECT TO RISKS AFFECTING THE HOTEL INDUSTRY

         The full-service segment of the lodging industry in which IRSA operates its hotels is highly competitive. The success of IRSA's hotels will depend, in large part, upon its ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. IRSA's hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In this regard, several prominent hotel chains, like Nikko, have announced that they plan to build new hotels in the city of Buenos Aires, although they have not yet done so.

         In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of IRSA's hotels depends on

         o its ability to form successful relationships with international operators to run its hotels;

         o     changes in travel patterns, including seasonal changes; and

         o taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

          PART II


ITEM 4. INFORMATION ON THE COMPANY


                      A. HISTORY AND DEVELOPMENT OF CRESUD


       GENERAL INFORMATION

       Our legal name is Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated and organized on December 31st, 1936 under Argentine law as a stock corporation (sociedad anonima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspeccion General de Justicia) on February 19, 1937 under number 26, on page 2, book 45 of national bylaws volume. Pursuant to our Bylaws, our term of duration expires on July 6, 2082. Our principal executive offices are located at Av. Hipolito Yrigoyen 440, 3rd Floor, (C1086AAF) Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar

       HISTORY

       We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anonima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspeccion General de Justicia) on February 19, 1937. We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, the business of providing rural and urban loans in Argentina. We were incorporated to, among other things, administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier's shareholders and, on December 12, 1960, were listed on the Buenos Aires Stock Exchange. From 1960s to 1970s, our business shifted to exclusively agricultural activities.

       During a period of approximately two years and ending in September 1994, Dolphin Fund Management (former Consultores Asset Management S.A.) acquired on behalf of certain invertors an aggregate of 22% of our outstanding shares on the Buenos Aires Stock Exchange. In September 1994, an investor group led by Dolphin Fund Management and including Dolphin Fund plc. (former Quantum Dolphin plc.) acquired the control by purchasing an additional 51.4% of our outstanding shares. In November 1994, the investor group acquired an additional 13.6% of our outstanding shares. On May 29, 1995, we completed a rights offering in Argentina which was fully subscribed and added paid-in capital of Ps. 129 million (including prior capital contributions of the investor group of Ps. 55 million). On December 31, 1996, our largest single shareholder, Dolphin Fund plc., owned 39.0% of our shares.

       From June 30, 1994 (approximately two months prior to the change of control) to June 30, 1996, our net worth increased from approximately Ps. 33.5 million to Ps. 174.8 million, our total assets have increased from Ps. 36.1 million to Ps. 187.7 million, the number of our farms increased from seven to sixteen, the number of our hectares from approximately 20,263 to 345,410, the number of our leased hectares from 5,350 to 16,381, the number of our hectares sown from 4,719 to 15,839, the number of our leased hectares sown from 736 to 6,227 hectares, the number of beef-cattle heads from 20,177 to 58,346 and the number of our cattle head involved in milk production from approximately 1,669 to approximately 4,262.

       From December 2000 to July 2002, we invested approximately Ps. 113.3 million to acquire approximately 20.29% of the outstanding shares of IRSA, one of Argentina's largest real estate companies. As of June 30, 2002, IRSA had total assets of Ps. 1,144.7 million, and its net loss for the fiscal year ended June 30, 2002, was Ps. 499.6 million. At June 30, 2002, our investment in IRSA represented approximately 26.1% of our total assets.

       On September 29, 2000, our board of directors, pursuant to the provisions set forth in Section 83, subsection 1(degree) of Law 19.550, decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in our Company, effective as from July 1st, 2000; and on August 30, 2002 approved the signing of a final merger agreement with the absorbed companies Agroriego San Luis S.A. and Colonizadora Argentina S.A.

       As of June 30, 2002, our net worth was Ps. 304.8 million, total assets were Ps. 350.7 million, the number of farms owned by us, together with our subsidiaries, was twenty one, the number of owned hectares was 429,865 (including 35.723% of 8,299 hectares owned by Agro-Uranga S.A., and 50% of 170 hectares owned by Cactus Argentina S.A.), the number of hectares sown was 48,437 (including 35.723% of 11,335 hectares sown by Agro-Uranga S.A.), the number of leased hectares sown was 28,913, the number of beef-cattle heads was 78,250 (including 35.723% of 4,148 owned by Agro-Uranga S.A.) and the number of cows involved in milk production was 2,834 (including 35.723% of 683 cows owned by Agro-Uranga S.A.). For fiscal year ended June 30, 2002, our total net sales totaled Ps. 70.8 million.

       On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering. The offering was fully subscribed and the funds have already been received by the Company. Proceeds of the offering were applied to subscribe IRSA's convertible notes.


                              B. BUSINESS OVERVIEW


         GENERAL

         We are a leading Argentine producer of basic agricultural products and the only such company with shares listed on the Buenos Aires Stock Exchange and on the Nasdaq. We are currently involved in various operations and activities including crop production, cattle raising and fattening, milk production and certain forestry activities. We are not directly engaged in the real estate development business but from time to time sell properties to profit from real estate appreciation opportunities which supplement our primary operations.

         Most of our farms are located in Argentina's pampas, one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fe, Cordoba, Chaco, San Luis, Catamarca and Salta. At June 30, 2002, we, together with our subsidiaries, owned 21 farms. Approximately 22,423 hectares of the land we own is productive and suitable for crop production and approximately 123,757 hectares are best suitable for beef-cattle production. The remaining hectares are primarily natural woodlands. In addition, during fiscal year 2001, we leased farms on an aggregate total area of 19,601 hectares and during fiscal year 2002 we have signed leases for 41 farms for crop production and one for beef-cattle production.

         The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):


                                                                  YEAR ENDED JUNE 30,
                                    --------------------------------------------------------------------------------
                                     1998(1)(2)       1999(1)(3)        2000(1)        2001(1)(9)      2002(1)(10)
                                    ------------     ------------     ----------      ------------    --------------
                                                                          (in hectares)
Crops(4) .................              69,492          62,882           47,204           40,208           48,437
Beef-Cattle(5) ...........             207,298         175,648          177,267          170,392          147,566
Milk .....................               2,723           2,555            2,926            2,492            3,049
Natural woodlands(6) .....             280,680         283,099          275,995          275,889          275,928
Recently acquired land(7)                   --              --               --
                                       -------         -------          -------          -------          -------
      Total(8)  ..........             560,193         524,184          503,392          488,981          474,980
                                       =======         =======          =======          =======          =======

------------------

(1)   Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.

(2) Includes 7,880 hectares of Moroti and Santa Rita farms that were sold in June 1998, 70% of 6,590 hectares owned by Agro-Riego San Luis S.A. and 50% of 170 hectares owned by Cactus Argentina S.A. The area of La Suiza, Tourne and La Esmeralda farms were included as "owned" because they were, prior to their acquisition at the end of fiscal year 1998, leased by us. See "Business--Subsidiaries and Affiliated Companies."

(3) Includes 3,128 hectares of the Runciman farm which was sold in May 1999, but excludes 6,302 hectares of the El Meridiano farm which was sold in August 1998.

(4) Includes wheat, corn, sunflower, soybean, sorghum, cotton, bean and peanuts. (5) Raising and fattening.

(6) We use portions of our natural woodlands to produce charcoal and fence posts and rods. See "--Other Production."

(7) Refers to land acquired as of the date shown, but which had not entered production as of such date.

(8) 17,476 hectares and 17,500 hectares were leased during fiscal year 1997; 46,760 hectares and 31,654 hectares were leased during fiscal year 1998, 44,162 hectares and 8,770 hectares were leased during fiscal year 1999, and 31,114 hectares and 1,500 hectares were leased during fiscal year 2000 for crop and beef-cattle production, respectively. During fiscal year 2001, 19,601 hectares were leased for crop production. As of June 30, 2002, 28,913 hectares were leased for crop production and 2,500 for beef-cattle production.

(9)   Includes Tourne. This farm was sold in Ps. 5.5 million on December 4,
      2000.

(10)  Includes La Sofia and the plot sold from El Coro.


OPERATIONS AND PRINCIPAL ACTIVITIES

         During the fiscal year ended June 30, 2001, our operations were conducted on 23 farms which we and our subsidiaries owned, 32 farms which we leased for crop production and one farm which we leased for beef-cattle production. In fiscal year 2002, our operations are being conducted on 21 farms and 42 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:


                                                              YEAR ENDED JUNE 30,
                                   ---------------------------------------------------------------------------
                                    1998(1)          1999(1)          2000(1)         2001(1)         2002(1)
                                   ---------        ---------        ---------       ---------       ---------
Crops (2).................          196,111          136,363         159,992          104,974         142,478
Beef-Cattle (3)...........           16,674           14,829          12,903           12,725          10,493
Milk (4)..................           17,038           18,193          10,933            7,057           6,783
------------------

(1)  Does not include production from Agro-Uranga S.A.

(2) Production measured in tons.

(3) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.

(4)  Production measured in thousands of liters.

         LAND

         Land Acquisition. We believe that due to the lack of liquidity and low productivity in the Argentine agricultural sector resulting from high levels of indebtedness, lack of investment and outdated technology, farmland prices in Argentina are low compared to those in the United States and Europe. The low prices and large supply of land, combined with our financial position relative to other Argentine producers in this sector, provide us with an opportunity to increase our landholdings at attractive prices, increase our scale of production and obtain capital appreciation.

         Several major brokers with whom we work on a regular basis generally bring farms available for sale to our attention. The decision to purchase land is based on an evaluation of a number of factors. In addition to the location of the land, we normally review soil and water analyses, including the quality of the soil and its suitability for our intended use (whether for the production of crops, beef-cattle or milk), a classification of the various sections of the parcel, the past uses of the land, a description of improvements on the land, applicable easements, rights of way or other variances of title and satellite photographs of the farm (which are useful to reveal drainage characteristics of the soil during different cycles of precipitation) and detailed comparative data regarding neighboring farms (generally within a 50-kilometer radius). Based on the foregoing factors, we evaluate a farm in terms of the asking price as compared to the potential productivity of the land and the potential for capital appreciation. We believe that competition for the acquisition of land is generally limited to small producers (Ps. 1.3-2.6 million or less in annual sales) for the purchase of smaller lots and that there is little competition for the purchase of larger lots.

         In addition, we may consider purchasing marginal land and improving such land through clearing, irrigation and the installation of watering facilities in order to achieve attractive production yields and provide for potential capital appreciation.

         Land Sales. We do from time to time sell properties to profit from the appreciation in value of real estate. We consider the sales of land based upon a number of factors, including the expected future return from the farmland upon continual agricultural production, availability of other investment opportunities and cyclical factors affecting global agricultural land values.

         The following table sets forth, for the periods indicated below, certain information concerning sales of land by us during each of the last five fiscal years ending June 30, 2002.


                                                                            SALES OF LAND
                                          ---------------------------------------------------------------------------------
                                                                                    BOOK VALUE
                                                             GROSS PROCEEDS       OF PROPERTIES
FISCAL YEAR                               NO. OF FARMS         FROM SALES             SOLD                 GAIN/(LOSS)(1)
---------------------------------        ---------------    ---------------- -----------------------      -----------------
                                                                              (in millions of Pesos)
1998.............................                 2                  12.9               3.6                     9.3
1999.............................                 2                  54.4              36.0                    18.4
2000.............................                --                    --                --                      --
2001.............................                 2                  17.6              12.4                     5.2
2002.............................                 3                  47.4              32.6                    14.8

------------------

(1) Including all taxes and commissions

         On October 15, 2002, a bill of sale was signed for the farm Los Maizales, of 618 hectares, located in the District of Villa Canas, Santa Fe. The price for the sale of the farm was US$ 1.9 million. This sale generated an approximate Ps. 5.1 million profit.

         On August 30, 2002 our Company Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

         During May 2002, we sold a 3,240 hectares plot of El Coro farm, for Ps.
2.29 million and in a subsequent sale a 1,432 hectare plot for Ps. 1.0 million. The total sale of El Coro generated a profit of Ps. 3.03 million.

         On May 8, 2002, we signed the deeds of sale for two plots of the 6,149 hectare La Sofia farm. The two plots of the farm were purchased in 1997, and since then, they had undergone an extensive transformation due to the implementation of the no tillage system. At the date of sale, 100% of the farm's surface was devoted to agriculture. The sale price was US$ 10 million which was paid at the date of the signing of the deeds and the taking possession of the plots. Crops for the 2001/2002 season, which will be harvested during May and June, will remain our property. We believe that the sale of La Sofia was an attractive opportunity for us, because the sale price was higher than the farm's book value, and the sale generated a Ps. 11.5 million profit.

         On August 3, 2001, a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

         In December 2001, we sold a 5,649 plot of El Coro farm, in the district of Rio Seco, Province of Cordoba, for US$4.5 million.

         During the fiscal year 2001, we sold El Banadito for US$6.2 million and Tourne for US$2.8 million. El Banadito was part of the original purchase in September 1994 and the sale resulted in a gain of Ps. 5.5 million taking into account acquisitions expenses, improvements, depreciation, taxes and commissions. Tourne was acquired in June 1998 and was sold at a loss of Ps. 0.4 million.

         Land Leasing. Decisions to enter into a lease involve similar criteria of quality and expected return, although our analysis of such criteria is adjusted to meet our production and yield goals in the short- or medium-term. We usually learn of land available for lease directly through owners. Generally, land leases have initial terms of one season or less. Leases of land for crop production consist of rental contracts with payments based upon a fixed amount of Pesos per hectare or crop sharing agreements with payments in kind based upon a percentage of the crops harvested or a fixed amount of tons of crop harvested or its equivalent value in Pesos. Leases of land for beef-cattle raising consist of lease contracts with fixed payments based upon a fixed amount of Pesos per hectare or per the number of head of cattle, or capitalization contracts with payments in kind or in cash based upon the number of kilograms fattened.

         Land Management. Unlike traditional Argentine family-held farms, we centralize policymaking in an Executive Committee, which meets on a weekly basis in Buenos Aires. Management of individual farms is delegated to farm managers who are responsible for operating their assigned farms. The Executive Committee, taking into consideration sales and market expectations and risk allocation, establishes production and commercial guidelines.

         We rotate the use of our pastures between crop production and grazing with a frequency that depends on the location and characteristics of the land. Land use is typically rotated between four years of grazing and four to twelve years of crop production, depending on the region. The use of conservation techniques (including no-till farming) often permits us to extend crop production periods.

         After acquiring land we invest in technology to improve the productivity and increase the land value. At the time of acquisition, a given tract of land could be under-utilized or the infrastructure may need improvements. We have invested in traditional and electric fencing, watering troughs for cattle herds, irrigation equipment and machinery among others things.

         CROP PRODUCTION

         Our crop production consists primarily of the sowing and harvesting of fine and coarse grains and oilseeds. Principal crops include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are occasionally sowed and represent a small percentage of total sown land.

         The following table sets forth, for the periods indicated below, our production of principal crops:


                                                                   CROP PRODUCTION
                                                                 YEAR ENDED JUNE 30,
                                    -------------------------------------------------------------------------------
                                       1998(1)          1999(1)          2000(1)           2001(1)          2002(1)
                                    -----------      -----------      -----------        ---------        ----------
                                                                      (in tons)
Wheat.....................             36,573           34,474           26,283             9,835           28,051
Corn......................             77,671           39,880           81,343            46,745           63,175
Sunflower Seeds...........             21,393           26,396           19,413             5,080            4,122
Soybeans..................             47,917           30,199           31,704            42,068           43,335
Other ....................             12,557            5,414            1,249             1,246            3,795
                                    ---------        ---------        ---------         ---------        ---------
  Total...................            196,111          136,363          159,992           104,974          142,478
                                    =========        =========        =========         =========        =========

------------------

(1) Does not include production from Agro-Uranga S.A.

         The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:


                                                           SOWN LAND FOR CROP PRODUCTION (1)
                                                                  YEAR ENDED JUNE 30,
                                    -------------------------------------------------------------------------------
                                      1998(2)          1999(2)          2000(2)          2001(2)          2002(2)
                                    -----------      -----------      -----------        ---------        ----------
                                                                     (in hectares)
Owned......................             23,381           18,952           16,090           20,069           19,524
Leased.....................             50,847           44,904           31,114           20,139           28,913
                                       -------          -------          -------          -------          -------
  Total....................             74,228           63,856           47,204           40,208           48,437
                                       =======          =======          =======          =======          =======

------------------

(1) Sown land may differ from "Uses of Land," since some hectares are sown twice and therefore are counted twice.

(2) Includes hectares from Agro-Uranga S.A. See "Business--Subsidiaries and Affiliated Companies."

         As of June 30, 2002, leased land as a percentage of total land sown by us was 60% of total sown area.

         The sowing of wheat occurs from June to September, with harvesting in December and January. Corn, soybean and sunflower are sowed from September through December and harvested from February through June. Crops become available for sale as commodities after harvesting during the period from December to June, and we usually store a portion of our production until prices recover from the drop that normally occurs at harvesting time. A larger portion of production, especially wheat and sunflower seeds, is sold and delivered to purchasers under contracts, in which the price term is set with reference to market price at a specific time determined by us in the future. Remaining production is either sold at prevailing market prices or delivered to cover futures contracts entered into by us.

         Our crop inventory at any given time varies according to market conditions. At June 30, 2002, our crop inventory consisted of 3,866 tons of wheat, 35,176 tons of corn, 2,343 tons of sunflower seed, 24,843 tons of soybean, 456 tons of sorghum, and 2 tons of rye.

         BEEF-CATTLE PRODUCTION

         Our beef-cattle production principally involves the raising and fattening of beef-cattle from our own stock. In some cases, if the market conditions are favorable we acquire and fatten beef-cattle for sale to slaughterhouses and supermarkets. We only sell live beef-cattle, and have no slaughtering facilities.

         At June 2002, beef-cattle fattening and raising activities were carried out on 147,566 hectares of owned land and 2,500 hectares of leased land. Parcel management of our pastures is aided by electric fences, which may be readily moved to complement our land rotation. The beef-cattle herd is fattened from 160 kg to

300 kilograms through grazing in pastures in our northern farms where conditions are suitable for this initial fattening. The cattle are further fattened to reach 450 kilograms at our southern farms and at the feed lot located in the province of San Luis. The feed lot enables uniform production and higher quality and degree of tenderness in the meat, due to the younger age of the animals slaughtered, resulting in stronger demand from international markets and higher prices.

         Brood cows and bulls are used in raising activities, while steers, heifers and calves are used for fattening activities. Brood cows give birth approximately once a year and have a productive life of six to seven years. Six months after birth, calves are moved from suckling to fattening pastures. Purchased cattle go directly into the fattening process. Upon reaching this process the cattle graze for approximately one to one and a half years to fatten for sale. Steers and heifers are sold once they have achieved a weight of between 380-480 kilograms and 280-340 kilograms, respectively, depending upon the breed.

         Our beef-cattle stock is organized into raising and fattening activities. The following table indicates, for the periods set forth below, the number of head of beef-cattle for each activity:


                                                               HEAD OF BEEF-CATTLE(1)
                                                                 YEAR ENDED JUNE 30,
                                    -------------------------------------------------------------------------------
                                     1998(2)           1999(2)          2000(2)          2001(2)           2002(2)
                                    ---------        ----------       ----------       ----------        ----------
Raising.....................         44,125            46,262           41,242           41,419            32,304
Fattening...................         96,846            69,443           66,560           54,732            44,464
                                    -------           -------          -------          -------           -------
      Total.................        140,971           115,705          107,802           96,151            76,768
                                    =======           =======          =======          =======           =======

-------------------

(1) For classification purposes, upon birth, all calves are considered to be in the fattening process.

(2) Does not include head of beef-cattle from Agro-Uranga S.A. See "Business-- Subsidiaries and Affiliated Companies."

         We seek to improve beef-cattle production and quality to obtain a higher price through the use of advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain characteristics for our herd most suitable for the land on which the beef-cattle graze. To further enhance the quality of our herd, we plan to continue to improve our pastures used for grazing. Such improvement is expected from continued investment in superior seeds and fertilizers to improve grasses, an increase in the number of watering troughs available on the pastures and through the acquisition of round bailers to cut and roll hay for storage. In addition, we have introduced lower-cost, alternative feed, which we expect will further improve results.

         Our emphasis on improving the quality of our herd also includes the use of health-related technologies. We adhere to national veterinary health guidelines, which include laboratory analyses and vaccinations to control and prevent diseases among our herd, particularly foot-and-mouth disease.

         Direct costs of beef-cattle production are relatively low, as the main inputs are seeds for pastures (e.g. alfalfa, oats and barley) and purchases of cattle for fattening.

         Since the change of control, we have invested approximately Ps. 23.43 million in equipment, machinery, pastures, genetic improvements, research and developments related to beef-cattle operation.

         MILK PRODUCTION

         We operated two fully equipped dairy facilities during the fiscal year ended June 30, 2001. These facilities were located on farms, La Adela and La Juanita.

         During December 2001, the dairy farm at La Adela was closed; hence the land will be used for agriculture. Part of the cattle stock was sold, and the remaining was sent to La Juanita dairy farm to increase the amount of milking cows and its productivity. As a consequence, total dairy cattle stock decreased 17.8%.

         During fiscal year 2002, milk production fell compared to the previous fiscal year since the number of milking cows dropped by 25.3% as a consequence of the sale of the El Banadito dairy farm and part of La Adela dairy cattle stock and due to the change to a lower cost feeding system, which adversely affected the individual production per cow.

         The following table sets forth, for the periods indicated below the total number of our milking cows, average daily production per cow and our total milk production:


                                                                     MILK PRODUCTION

                                                                   YEAR ENDED JUNE 30,
                                    ----------------------------------------------------------------------------
                                      1998(1)        1999(1)(2)       2000(1)          2001(1)         2002(1)
                                    ----------      -----------      ---------        ---------       ----------
Milking cows...................        2,174            2,439           1,519           1,135            1,143
Daily production (liters per
  cow).........................         21.7             20.4            19.7            18.5            16.26
Total production (thousands of
  liters)......................       17,038           18,193          10,933           7,057            6,783

------------------

(1) Does not include production from Agro-Uranga S.A. See
    "Business--Subsidiaries and Affiliated Companies."

(2) Includes milking cows located at Runciman which were in production until the sale of Runciman in May 1999.

         During fiscal year 2001, we dedicated 2,492 hectares for dairy activities. At June 30, 2002, we had 2,590- head of cattle on 3,049 hectares involved in the production of milk.

         We produce milk from a herd of high-quality Holstein milking cows obtained through selective breeding using imported frozen semen from American Holstein bulls. Male calves born in the breeding process are normally sold for a nominal amount, while female calves are separated from their mothers after 24 hours, spend approximately 60 days suckling and approximately 100 days being fed with grass, grains and food supplements. The young heifers are then grazed for an additional 12 to 15 months before being artificially inseminated at the age of 18 to 20 months, giving birth nine-months later. The cows are then milked for an average of 300 days. Milking cows are inseminated again during the sixty- to ninety-day period after giving birth. This process is repeated once a year for six or seven years. Our pregnancy rate for our milking cows is 85-90%.

         We milk our dairy herd mechanically twice a day. Extracted milk is cooled to less than five degrees centigrade to preserve quality and stored in a cistern for delivery once a day to trucks sent by the purchaser. Milking cows are primarily grass-fed, supplemented as needed with grain, hay and silage. Cornstalks are also used for winter pasturing.

         We have invested in certain technologies centered on breeding, health and feeding to enhance milk production. These investments include the purchase of high-quality imported frozen semen from genetically improved American Holstein bulls, machinery and farming implements such as two feed mixer trucks, the use of feed supplements and the installation of modern milk cooling and heating control facilities. We currently purchase feed supplements for our milking cows and have invested to increase the quantity and quality of forage (pasture, alfalfa and corn silage) to reduce feed costs. Since the change of control, we have invested approximately Ps. 6.0 million in equipment, machinery and research and development with respect to our dairy herd.

         OTHER PRODUCTION

         We undertake forest-related production activities at Tali Sumaj farm in the Province of Catamarca and Los Pozos in the Province of Salta. We utilize the natural woodlands at Tali Sumaj for producing charcoal from natural white breakaxe trees (quebracho blanco) and fence posts and rods from natural red breakaxe trees (quebracho colorado). After clearing the natural woodlands at Tali Sumaj and Los Pozos with special-purpose heavy machinery and trucks, the land is sown for pastures. Once the pastures have matured, we use the land for cattle raising and fattening activities. For fiscal year ended June 30, 2002 charcoal sales amounted to 1,688 tons and totaled Ps. 1.27 million. We sold all of our charcoal production to Norte S.A. and Coto C.I.C.S.A., two of the main supermarkets in Argentina.

         PRINCIPAL MARKETS

         CROPS

         We sell our crop production entirely in the local market. Prices for our crops are based on market prices quoted on the Argentine grain boards, such as the Bolsa de Cereales de Buenos Aires, and the Bolsa de Cereales de Rosario, that reference to international grain markets. Most of this production is sold to exporters who bid and ship this production to the international market. Prices are quoted with reference to the month of delivery and the port where the commodity is to be delivered. Conditions other than price, such as storage and shipment terms, are negotiated between the final purchaser and us.

         BEEF-CATTLE

         We sell our cattle production entirely in the local markets. Main buyers are local slaughterhouses and supermarkets.

         The market price for cattle in Argentina is set in Liniers (on the outskirts of Buenos Aires), where hoofed animals are auctioned daily. Liniers prices are set per kilogram of live beef-cattle and are mainly determined by domestic supply and demand. The price tends to be lower than the price of beef in industrialized countries. Some supermarkets and slaughterhouses usually establish their prices per kilogram of processed meat; in these cases the final price is affected by processing yields.

         MILK

         Towards the end of the third quarter of fiscal year 2002, the government interceded in the negotiation between farmers and the milk industry in order to establish a minimum price of Ps. 0.20 per liter.

         During fiscal year 2001 and 2002, we sold all of our milk production to the largest dairy company in Argentina, Mastellone S.A., which in turn makes a variety of consumer dairy products for sale in Argentina and abroad. We negotiated raw milk prices with this company on a monthly basis based on domestic supply and demand. We believe that other large dairy companies in Argentina would be willing and able to buy all or part of our milk production if we were to elect to diversify our milk sales. The price of the milk sold by us primarily depends on the percentage of fat and protein contained in the milk and the degree to which the milk is cooled. The price we get for our milk also increases or decreases based upon bacteria and somatic cell content.

         CUSTOMERS

         In 2002, we had net sales of Ps. 70.8 million made to approximately 241 customers. Sales to our ten largest customers accounted for approximately 61.1% of our net sales in 2001 and approximately 65.9% during fiscal year ended June 30, 2002. Of these, the three largest, Enrique Zeni S.A., Negocios de Granos and Cargill S.A., accounted for an aggregate of approximately 33.6% of our sales in 2002, and the remaining seven customers together accounted for approximately 32.3% of our net sales during such period.

         We are party to non-binding, annual letters of understanding with certain of our principal customers. These letters of understanding allow us to estimate demand and plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts with a duration of less than one year.

         MARKETING CHANNELS AND SALES METHODS

         CROPS

         Normally, we use grain brokers and other intermediaries to execute transactions at the exchanges. We usually sell a portion of our production in advance by futures contracts and we buy and sell options to hedge against a drop in prices. Most futures and options contracts are executed at the Bolsa de Cereales de Buenos Aires and Chicago Board of Trade by equal parts.

Our storage capacity allows us to condition and store crops without using intermediaries and to capitalize on fluctuations in the price of commodities. The largest storage facility owned by us, with a capacity of 12,000 tons, is located at the Las Vertientes, near Rio Cuarto, Province of Cordoba. Other storage facilities are located at El Gualicho farm, with a capacity of 2,000 tons. We intend to further increase our storage capacity by renting facilities from third parties. As of June 30, 2002, we have 9,400 tons of rented storage capacity.

         BEEF-CATTLE

         We primarily sell directly to local meat processors and supermarkets, including Quick Food, Bermejo, Estancias Unidas del Sur, Estancias del Sur, Finexcor, Novara, Swift Armour S.A., Arrebeef, Amancay, Deheza, Supermercados Disco, Supermercados Coto, Supermercados La Anonima and Supermercados Norte, at prices based upon the Liniers' price.

         We pay the freight to market and generally do not pay commission for our transactions.

         RAW MATERIALS

         Our ongoing direct cost of producing crops varies with respect to each crop and is normally divided among the costs of tillage, seeds, agrochemicals and fertilizers. We purchase in bulk and store seeds, agrochemicals and fertilizers to benefit from off-season discounts.

         COMPETITION

         The agricultural business is a highly competitive market with many producers. Cresud is one of the leading producers in Argentina, but its overall market share is extremely low. Our leading position increases our power of negotiation with our suppliers and customers, and in the past we have generally been able to obtain discounts of nearly 15% on our input purchases and 15% net above price on crops and beef cattle.

         Historically, there have been few companies competing in the acquisition and leasing of agricultural properties in order to achieve profit from the capital appreciation of land and optimize yields from the different business activities. However, we anticipate that additional companies, including international companies, may become active in land acquisition and the lease of sown land, bringing new competitors to the market in the next few years.

         SEASONALITY

         As with any agribusiness enterprise, our business operations are predominantly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Other segments of our business such as our cattle and milk sales, and our forestry activities, tend to be more successive than seasonal in nature. However, beef-cattle and milk production is generally higher during the second quarter when pasture conditions are more favorable. As a result, quarter-to-quarter results may vary significantly.

         IRSA

         From December 2000 to July 2002 and pursuant to our strategy of diversifying our business activities, we invested an aggregate of Ps. 113.3 million in shares of IRSA. IRSA is one of Argentina's largest real estate companies in terms of total assets, and is engaged in a range of real estate activities in Argentina. Its principal activities consist of:

         o the acquisition and development of residential properties primarily for sale;

         o the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes;

         o the acquisition, development and operation of shopping center properties;

         o  the acquisition and operation of luxury hotels; and

         o the acquisition of undeveloped land reserves for future development or sale.

         As of June 30, 2001, IRSA had total assets of Ps. 1,494.5 million and shareholders' equity of Ps. 960 million, and as of June 30, 2002, IRSA had total assets of Ps. 1,144.7 million and shareholders' equity of Ps. 460.4 million. IRSA's net loss for the fiscal year ended June 30, 2001, was Ps. 59.9 million, and IRSA's net loss for the fiscal year ended June 30, 2002, was Ps. 499.6 million.

         During our fiscal year 2001, we increased our shareholding in IRSA from 0% to 15.24% of its outstanding shares. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders. At June 30, 2002 our investment in IRSA had increased to 19.85% of its outstanding shares and represented 26.1% of our total assets.

         At the time of our investment in IRSA, its shares were trading at a level approximately 55% below its peak value during the preceding year, and we believed it to be an attractive investment opportunity. During the fiscal year ended June 30, 2002, our IRSA investments showed a 23.6% depreciation as a consequence of matching the quotation at June 2002 of Ps. 91.38 million compared to the quotation at the beginning of the referred fiscal year of Ps. 100.23 million plus the purchases during that period of Ps. 19.44 million.

         On September 9, 2002, IRSA's independent auditors issued a report stating that it was negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to its ability to continue as a going concern. You should review the report of PricewaterhouseCoopers carefully. We cannot assure you that IRSA will be able to continue as a going concern. IRSA's consolidated financial statements do not include the effects of eventual adjustments and restatements, if any, if it is required to sell its assets to pay off its liabilities, including contingent liabilities, under any circumstance other than in the ordinary course of its business.


                    C. REGULATION AND GOVERNMENT SUPERVISION

         FARMING AND ANIMAL HUSBANDRY AGREEMENTS

         Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

         Pursuant to Argentine law, all lease agreements related to rural properties and land are required to have a minimum term of duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. The land owner may initiate eviction proceeding, upon misuse of the land by the tenant farmer or default on payment of the rent.

         Argentine law also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farm animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer himself is obligated to perform the agreement and he may not in any case, assign it. Upon the death, incapacity or impossibility of the tenant farmer, the agreement will be terminated.

         OWNERSHIP OF GRAINS AND CATTLE

         The quality of the grains and the health measures of the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria ("SENASA"). Senasa is an entity within the Ministry of Economy, which oversees the farming and animal sanitary activities.

         Argentine law establishes that the brands should be registered with each provincial registry and that there cannot be brands alike within the same province.

         SALE AND TRANSPORTATION OF CATTLE

         The sale of cattle is not specifically regulated but, rather, general contract provisions are applicable. Further, every province has its own rural code regulating the sale of cattle.

         Argentine law establishes that the transportation of cattle is lawful only when it is done with the respective certificate that specifies the relevant information about the cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the SENASA.

         SALES AND OWNERSHIP OF REAL ESTATE

         The acquisition and transfer of real estate is governed by provisions of Argentine Civil Code, as well as municipal zoning ordinances.

         ANTITRUST LAW

         Argentine law provides for antitrust measures and requires administrative authorization for transactions that, according to the Antitrust Law, constitute economic concentrations.

         According to such law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company, are considered economic concentrations.

         Whenever an economic concentration involves a company or companies, (i) which hold 25% or more of the relevant market or (ii) whose accumulated sales volume exceeds approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide, the respective concentration must be submitted for approval to the National Antitrust Commission.

         The request for approval may be filed, either prior to the transaction or within a week after its completion.

         Currently, we are not involved in any transaction that requires notification to the National Antitrust Commission.

         PROPERTY AND TRANSFER TAXES

         Value Added Tax. Under Argentine law, the sale of cattle, grains and milk are taxable at a rate equal to 10.5%, 21% and 21% of the sale price, respectively. The sale of land is not taxable.

         Gross Sales Tax. A local transfer tax is imposed on the sale price of cattle, grains and milk at a general rate of 1%. In some provinces the sale of primary goods is not taxable.

         Stamp Tax. This is a federal tax that the 23 provinces and the city of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on acts validated by documents, (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

         Decree 114/93 repealed this tax in the city of Buenos Aires (federal district), with one exception. It refers to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred. The purchase and sale of real estate done through public deed is not taxable if the real estate is to be used for housing. In the City of Buenos Aires the tax rate is 2.5%. In the Province of Buenos Aires, the tax rate is 4% in case of public deed of transfer of real property.

         The purchaser is exempt when the real estate is acquired for unique, familiar and permanent housing if the fiscal valuation does not exceed the amount established by law.


                           D. ORGANIZATIONAL STRUCTURE

SUBSIDIARIES AND AFFILIATED COMPANIES

         The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of June 30, 2002:


                                      EFFECTIVE
                                      OWNERSHIP
       SUBSIDIARIES                   PERCENTAGE                         PROPERTY/ACTIVITY
--------------------------------     ------------    -------------------------------------------------------
Inversiones Ganaderas S.A.......        99.99%       This company owns two farms located in the Province of
                                                     Catamarca: Tali Sumaj and El Recreo.

Cactus Argentina S.A............        50.00%       This company represents our strategic alliance with
                                                     Cactus Feeders Inc. for feed lot production. It owns a
                                                     170-hectare farm located in the district of Villa
                                                     Mercedes in the Province of San Luis. It will have the
                                                     capacity to support 75,000 head of beef-cattle per year,
                                                     in cycles of 25,000 head each.

Agro-Uranga S.A.................        35.72%       Agriculture, dairy and beef-cattle company. Agro-Uranga
                                                     S.A. owns two farms (Las Playas and San Nicolas)
                                                     covering 8,299 hectares in the provinces of Santa Fe and
                                                     Cordoba, and approximately 4,831 beef-cattle head.

Futuros y Opciones.Com S.A......        70.00%       Provides information about markets and services of
                                                     economic and financial consulting through Internet.

IRSA Inversiones y                      19.85%       Is a leading Argentine company devoted to the
  Representaciones Sociedad                          development and management of real estate.
  Anonima.......................

         IRSA. During the fiscal year ended June 30, 2001, we acquired 31,617,059 shares of IRSA for a total consideration of Ps. 92.3 million, representing an ownership interest of 15.24%. During the fiscal year ended June 30, 2002, we acquired 9,548,831 additional shares, for a total consideration of Ps. 19.4 million, representing an additional 4.6% ownership interest. This investment was classified as current investment and carried at market value as was held for trading purposes.

         At the time we purchased shares of IRSA, IRSA's stock price had dropped 55% compared to its peak in 2000 and the market consensus was that it was an excellent investment opportunity.

         Effective March 31, 2002, as a result of a change in our strategy to currently hold such shares as permanent investments, our investment in IRSA is valued using the equity method of accounting, This decision was made as a result of the impact of the recent economic changes on the financial markets, which altered the original budget estimates for these types of investments. The current valuations and present conditions make a permanent investment opportunity less burdensome and increase the possibility of achieving considerable profit in the long term. Although the investment was originally thought of as a short-term investment, it was transformed into a more permanent investment due to the market conditions.

         Futuros y Opciones.Com S.A. In May 2000, we acquired 70% of shares and an irrevocable purchase option for the remainder of the shares of Futuros y Opciones.Com S.A. for Ps. 3.1 million. We made additional capital contributions for Ps. 2.7 million for prospective developments of which, as of June 30,

2001, we had provided Ps. 1.9 million. On April 16, 2002 an agreement was signed whereas Cresud completed the abovementioned contribution. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com S.A. has launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The results of Futuros y Opciones.Com S.A. have been included in our consolidated statement of income from the date of acquisition through June 30, 2002.

         Cactus Argentina S.A. is a company owned by us and Cactus Feeders Inc., one of the largest feed lot companies in the United States. The site is located in Villa Mercedes, in the Province of San Luis and covers 170 hectares. The feed lot began to operate in September 1999. This feeding system allows an increase of production in fattening farms, since cattle remain on fattening farms until they reach 300 kilograms, when they are more efficient at converting into beef. When they reach that weight the cattle are taken to the feed-lot (grain feeding), where higher grain-beef conversion speeds up the remainder of the fattening process.

         On August 30, 2002 our Company Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.



                        E. PROPERTY, PLANT AND EQUIPMENT

                             OVERVIEW OF PROPERTIES

         The following table sets forth our properties size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:


                                                                OWNED FARMS AT JUNE 30, 2002

                                                     GROSS SIZE      DATE OF           PRIMARY                   NET CARRYING
                                   PROVINCE        (IN HECTARES)   ACQUISITION       CURRENT USE              (Millions of Ps.)(1)
                                  ----------      --------------- -------------    -------------------       ----------------------
La Adela .....................      Buenos              982         Original          Crop                              6.4
                                    Aires
El Silencio/San Luis .........      Buenos              708         Jan. `95/Jul.     Crop                              5.3
                                    Aires                           `96
San Enrique/Los Maizales .....      Santa Fe          1,602         Original          Crop/Beef-Cattle                  2.8
La Juanita ...................      Buenos            4,302         Jan. `96          Crop/Milk                        10.1
                                    Aires
El Gualicho ..................      Cordoba           5,729         Feb. `95          Crop/Beef-Cattle                  5.8


Las Vertientes ...............      Cordoba               4         -                 Silo                              0.8
La Esmeralda .................      Santa Fe         11,841         June `98          Crop/Beef-Cattle                 10.3
Nacurutu .....................      Santa Fe         30,350         Aug. `97          Beef-Cattle                       7.3
La Suiza .....................      Chaco            41,993         June `98          Beef-Cattle                      23.7
Tapenaga/41-42 ...............      Chaco            27,311         Aug. `97/         Beef-Cattle                       7.1
                                                                    Sept. '97

Santa Barbara/Gramilla .......      San Luis          7,052         Nov. `97          Crops under                      15.7
                                                                                      irrigation
Cactus (2) ...................      San Luis             85                           Feed Lot                          2.3(3)

El Recreo(4) .................      Catamarca        20,271         May `95           Natural Woodlands                 1.8

Tali Sumaj(4) ................      Catamarca        12,700         May `95           Beef-Cattle/Charcoal              4.2

Los Pozos ....................      Salta           262,000         May `95           Natural Woodlands                11.5

San Nicolas/Las Playas(5) ....      Sta.Fe/Cba.       2,935         May `97           Crop/Beef-Cattle                 13.8(6)
                                                  ---------                                                          ------
TOTAL ........................                      429,865                                                           128.9
                                                  =========                                                          ======

------------------

(1)  Acquisition costs plus improvements less depreciation.

(2)  Owned by us through our 50.0% interest in Cactus Argentina S.A.

(3)  Book value of our investment in Cactus Argentina S.A.

(4)  Owned by us through Inversiones Ganaderas S.A.

(5)  Owned by us through our 35.723% interest in Agro-Uranga S.A.

(6)  Book value of our investment in Agro-Uranga S.A.

         FARMS

         At June 30, 2002, we, together with our subsidiaries, owned 21 farms with a combined total of 429,865 hectares of land, of which four are located in Buenos Aires, five in the Province of Santa Fe, three in the Province of Cordoba, three in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, and one in the Province of Salta.

         La Adela. La Adela, located 60 kilometers northwest of Buenos Aires, is one of our original farms. During December 2001, the dairy farm at La Adela was closed; since the land will be used for agriculture. Part of the cattle stock was sent to La Juanita dairy farm to increase the amount of milking cows and its productivity and the remaining was sold.

         El Silencio/San Luis. El Silencio, purchased in January 1995, is located 240 kilometers northwest of Buenos Aires. This farm together with San Luis of 1105 hectares form a business unit used for agricultural production. San Luis, located 250 kilometers north of Buenos Aires, was acquired in September 1996 and is situated only 35 km away from El Silencio. On August 13, 2001 a bill of sale was signed for the farm El Silencio, of 397 hectares. The price for the sale of the farm was US$ 1.03 million and generated a profit of Ps. 0.2 million. San Luis was sown with corn, soybean, and wheat.

         San Enrique/Los Maizales. San Enrique and Los Maizales, located 340 kilometers northwest of Buenos Aires, are two of our original farms. The farms are adjacent and are primarily dedicated to crop production. The climate is mild and the fertile soil is well suited to high-yield crop harvesting, such as corn. During the nine-month period ended June 30, 2002, 1,623 hectares of land were used for crop production and 437 hectares of pasture lands were sown with alfalfa, red and white clover, grass and wild barley. Livestock production is carried out as a supplement to agricultural production and capitalizes on lands which have been temporarily left fallow. At June 30, 2002, there were approximately 299 head of beef-cattle on 437 hectares of land.

         La Juanita. La Juanita, located 440 kilometres southwest of Buenos Aires, was acquired in January 1996. At June 30, 2002, 2,515 head of cattle grazed on 2,869 hectares of sown and natural pastures and 1,683 hectares of crops were used for crop production. Dairy facilities at this farm produced 6.8 million liters of milk in fiscal year 2002, with an average of 959 milking cows and 15.9 liters per cow per day. In order to increase the amount of milking cows and its productivity La Juanita received part of La Adela dairy cattle stock.

         El Gualicho. El Gualicho, located 600 kilometers northwest of Buenos Aires, was purchased in February 1995. This farm produces both crops and cattle. At June 30, 2002, there were approximately 4,194 heads of beef-cattle on 5,167 hectares of land. During the fiscal year ended June 30, 2002, 562 hectares were destined to corn, sunflower and sorghum.

         El Coro. El Coro, located 900 kilometers northwest of Buenos Aires, was purchased in December 1995. At March 31, 2002, the farm had approximately 31 head of beef-cattle and 3,336 hectares of crops were sown with corn, wheat and soybean. From September to December of 2001, four plots of El Coro farm of 10,295 hectares, located in the District of Rio Seco, Province of Cordoba, were sold. In the statements only one of the sales is registered, corresponding to a plot of 5,649 hectares which had been closed prior to the closing of December 2001. This plot was signed at a price of US$ 4.5 million the total sale of El Coro generated a profit of Ps. 3.03 million. This farm will be given to its new owner during the next month of June.

         El Recreo. The climatic conditions of El Recreo, located 970 kilometers northwest of Buenos Aires and purchased in May 1995, are similar to those of Tali Sumaj, having a semi-arid climate with an average annual precipitation not greater than 400 mm. The farm is maintained as a productive reserve.

         Tali Sumaj. Tali Sumaj, located 1,000 kilometers northwest of Buenos Aires, was purchased in May 1995 and is located in a semi-arid zone with a predominance of natural woodlands. Due to these characteristics, we are clearing the woodlands to produce charcoal and sowing subtropical pastures in order to introduce cattle raising. At June 30, 2002, Tali Sumaj had 5,094 head of beef-cattle on approximately 9,500 hectares of pastures. The remaining approximately 3,200 hectares of woodlands are being converted to pasture. The farm is divided into 16 parcels with perimeter fences and drinking troughs with a reserve of 1,000,000 liters of water.

         Los Pozos. Los Pozos, located 1,600 kilometers northwest of Buenos Aires and purchased in May 1995, is located in a semi-arid zone with an average annual rainfall of 500 mm, predominantly from summer rains. The farm forms part of the Chaquean woods segment. The area is covered with a high proportion of hardwood tree species such as red breakaxe, white breakaxe, vetch and vinal, among others. The area is naturally suited for cattle raising and forestry (poles and charcoal), and offers agricultural potential for summer crops such as cotton, beans, sorghum and corn, among others. We completed the clearing and sowing with tropical pastures of approximately 14,000 hectares of woodlands. At June 30, 2002, there were 12,335 head of beef-cattle on this farm.

         San Nicolas. San Nicolas is a 4,005-hectare farm owned by Agro-Uranga S.A., located in the Province of Santa Fe, approximately 45 kilometers from the port of Rosario. At June 30, 2002, approximately 5,857 hectares were used for crop production. The farm also has a silo with a 14,950-ton storage capacity.

         Las Playas. Las Playas is a 4,294-hectare farm owned by Agro-Uranga S.A., located in the Province of Cordoba, used principally for agricultural production and beef-cattle production. At June 30, 2002, the farm had 1,878 head of beef-cattle on approximately 908 hectares of pastures. In addition, 5,478 hectares were used for crop production. The farm also has a pre-seed cleaning, drying, seed classification and storage plant with 3,500 ton capacity.

         La Sofia. La Sofia is a 6,149-hectare production unit located in Rio Cuarto in the Province of Cordoba. We use this farm primarily for crop production. On April 15, 2002, the bill of sale of La Sofia, of 6,149 hectares, was signed. The farm was sold for US$ 10 million generating approximately a Ps.
11.5 million profit.

         Nacurutu. Nacurutu is a 30,350-hectare property located in Los Amores, in the northern part of the Province of Santa Fe. This farm is situated along the provincial highway N(degree) 3, 160 km north of the city of Reconquista and only 600 km from the city of Rosario. The farm has livestock potential, and its main activity is cattle breeding. This farm has the advantage of producing at very low costs. At June 30, 2002 the farm had 11,228 head of beef-cattle.

         Tapenaga. This 20,832-hectare property is located in Cotei Lai, in the south of the Province of El Chaco. The farm is situated along national highway N(degree) 89, 75 km west of the city of Resistencia and only 120 km from Nacurutu farm. The farm's main activity is cattle breeding. Like Nacurutu, this is a low-cost producing farm.

         El 41-42. This 6,479-hectare farm is located in the department of Tapenaga, in the Province of Chaco and is next to Tapenaga farm. With its acquisition, the scale of Tapenaga farm was increased to a total of 27,311 hectares. This farm's main activity is cattle breeding. At June 30, 2002, Tapenaga and 41-42 had approximately a total of 9,692 head of beef-cattle on 27,311 hectares of natural pasture.

         La Gramilla and Santa Barbara. These farms cover 7,052 hectares in the Valley of Conlara, Province of San Luis. Unlike other areas in the province, this valley has a high-quality and well-replenished underground aqueduct, which makes the farms suitable for agriculture production after making investments in land clearance, wells and irrigation equipment. During the 2002 season, a total of 2,595 hectares were sown, mainly under agreements with seed producers.

         La Suiza. La Suiza is a 41,993-hectare farm located in Villa Angela, Province of Chaco; it has excellent livestock potential and is intended for cattle breeding. La Suiza can support more than 30,000 head of beef-cattle. At June 30, 2002, La Suiza had approximately 21.659 head of beef-cattle.

         La Esmeralda. La Esmeralda is a 11,841-hectare farm located in Ceres, Province of Santa Fe. The farm, acquired in June 1998, has potential for both crop and beef-cattle production. During the 2001/2002 season, a total of 1,230 hectares were used for crop production. At June 30, 2002, La Esmeralda had approximately 10,995 head of beef-cattle on 11,269 hectares of pasture.

         SILOS

         At June 30, 2002, we had approximately 20,577 tons of storage capacity (including 35.723% of 18,450 tons from Agro-Uranga S.A.).

         The following table sets forth, for the periods indicated, our storage facilities:


                                                           STORAGE CAPACITY
                                  ----------------------------------------------------------------------
                                                          YEAR ENDED JUNE 30,
                                  ----------------------------------------------------------------------
                                      1998          1999           2000          2001           2002
                                  -----------    -----------   -----------    -----------   ------------
                                   (in tons)      (in tons)     (in tons)      (in tons)     (in tons)

El Banadito................           7,000         7,000          7,000            --
El Gualicho................           3,500         3,500          2,000         2,000          2,000
El Meridiano(1)............           1,500            --             --            --
Runciman...................           7,000            --             --            --
Las Vertientes.............          12,000        12,000         12,000        12,000         12,000
San Nicolas(2).............           1,426         1,426          5,330         5,330          5,330
Las Playas(2)..............           3,209         6,418          1,247         1,247          1,247
                                     ------        ------         ------        ------         ------
      Total................          35,635        30,344         27,577        20,577         20,577
                                     ======        ======         ======        ======         ======

------------------

(1) Sold in August 1998.

(2) Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                        A. CONSOLIDATED OPERATING RESULTS

         The following management's discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this Form 20-F.

       For purposes of the following discussion, unless otherwise specified, references to fiscal years 2002, 2001 and 2000 relate to the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

       We maintain our financial books and records in Pesos and prepare our financial statements in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores. See Note 12 to our financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders' equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

         In connection with the preparation of the financial statements included in this Form 20-F, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

         o   allowance for doubtful accounts;

         o   investments in affiliates; and

         o   impairment of long-lived assets.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain our allowance for bad debts at a level believed adequate by our management to reflect probable losses in our trade receivable due to customer default, insolvency, or bankruptcy. In setting up this allowance, our management applies the following criteria: customer credit history, current customer credit rating, delay in the collection of these receivables, our legal counsel's opinion and other relevant factors. The allowance is revised every three months. We believe that the accounting estimate relating to the allowance for bad debts is a critical accounting estimate, as it is subject to change because it requires estimates by our management and legal counsel. The allowance is determined on a caseby-case basis taking into account the analysis of all the overdue balances of our customers. The likelihood of collection of each of them is calculated on the basis of subsequent collections, agreements reached, customer credit situation, our legal counsel's opinion, and other variables, on the basis of which a bad debt allowance is set up in respect of all or part of the overdue balance. If the estimates made were sensitivized so as to consider the lack of collection of all the overdue balances, it would have been necessary to recognize an increase in the loss for bad debts of US$ 0.02 million.

         INVESTMENTS IN AFFILIATES

         We use the equity method of accounting for investments in affiliates in which we have significant influence. Critical accounting policies of these affiliates include revenues recognition, rental property depreciation, provision for allowances and contingencies and impairment of long-lived assets. As of June 30, 2002, the total investment in related companies recorded according to the proportional equity value method was Ps. 91.4 million, and it accounted for 26.1% of our total assets.

         As of March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA's shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. As a result, at June 30, 2002 we recognized a negative goodwill of Ps. 13.7 million representing the excess of equity value over market at that date.

         We consider that the valuation of the shares held by us in IRSA according to the proportional equity method is a critical accounting policy, as the recoverable value of 96% of its non-current assets is determined by using independent valuations or future cash flow projections. We have deemed this accounting policy to be critical, further taking into account that these estimates are subject to change in that they require estimates by the management of IRSA or the independent appraiser, and that the impact of recognizing a depreciation loss could be material. If the estimates made by the management of IRSA for valuing its real property were sensitivized to consider a 10% reduction in prices and an increase in vacancy of up to 20%, results in an impairment amounting to a Ps. 6 million loss in the value of our investment.

         IMPAIRMENT OF LONG-LIVED ASSETS

         At each balance sheet date, our management reviews long-lived assets which consist primarily of fixed assets, for impairment when changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. The future net cash flows are based on management's current estimates and assumptions and are subject to change as it requires estimates made by the Management, mainly with respect to expected production, weather factors and other variables that could be consequential; and the impact of recognizing a depreciation loss could be material. We believe that the accounting estimate concerning the impairment of long-lived assets is a critical accounting policy because, when one takes into account that farms are non-depreciable assets of unlimited useful life, their value could be calculated as a perpetuity (i.e., dividing the expected return of each farm by a discount rate representative in the market). As farming is a low-risk business and has betas near to zero or even negative, a 6% discount rate was taken for purposes of the calculation. If the estimates made were sensitivized taking into account a 20% reduction in the expected return, it would not have been necessary to recognize any loss for depreciation of the referred assets.

PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

         We have prepared our consolidated financial statements in accordance with generally accepted accounting principles used in Argentina which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

         Following is a summary of the principal differences between Argentine GAAP and US GAAP:

         VALUATION OF INVENTORIES

         Under Argentine GAAP, livestock is recorded at market value, net of expenses, or replacement cost as determined by agricultural appraisers. Under US GAAP, we record breeding and developing livestock at the lower of cost or market, with costs removed from inventory on a first-in/first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity and is either sold or transferred to a productive function. Breeding herd are depreciated using the straight-line method over the estimated useful life of five years.

         RECOGNITION OF DEFERRED INCOME TAXES

         Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes. Under US GAAP, we record income taxes using the method required by Statement of Financial Accounting Standards N(degree) 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. We estimate the tax valuation allowance by assessing the future recoverability of the deferred tax assets. The allowance is based on estimates of taxable income in each jurisdiction we operate and the period over which the assets will be recoverable. In the event that actual results differ from those estimates, we may need to establish additional valuation allowances, and such allowances may be material.

         INVESTMENTS IN AFFILIATES

         Under US GAAP, at the balance sheet date, we evaluate the value of certain equity investments for potential decline in value deemed other than temporary when conditions warrant such an assessment. Since these investments involve entities located in Argentina, the economic crisis affecting the country could materially and adversely alter this evaluation.


         STOCKS OPTIONS

         Under Argentine GAAP, we have not recognized any compensation expense related to a stock option plan. We recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the option.

         Under US GAAP, we adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". This Statement gave us the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. We opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans is measured as the quoted market price of the stock on the measurement date less the amount, if any, the employee is required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.


EFFECT OF RECENT DEVALUATIONS AND ECONOMIC CRISIS ON US

         Argentina is currently experiencing a severe political and economic crisis. The main features of the current economic crisis are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal averages and adversely economic recession that has already lasted more than three years. This crisis has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have adversely affected the Argentine government's ability to comply with existing commitments and access to bank financing.

         On December 3, 2001 the Argentine government adopted measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Argentine government defaulted on its external debt on January 6, 2002. After a political crisis that resulted in the resignation of two presidents, the Argentine government enacted Law 25,561 (referred to as the Public Emergency Law) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February 2002, the government announced new economic measures through Decree 214 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by various governmental agencies, some of which are currently pending. In addition, on April 24, 2002 the Argentine government signed an agreement with provincial governors which purports to establish a framework for further reforms that have yet to be issued or fully implemented.

         Our consolidated financial statements included elsewhere in this Form 20-Freflect our current assessment of the impact of the economic situation on our financial position. Actual results could differ materially and adversely from our current assessments, and such differences could be material and adverse. Therefore, our consolidated financial statements may not include all adjustments that might ultimately result from these adverse conditions.

         IMPACT ASSESSMENT OF THE RECENT MEASURES ADOPTED

         Although it is impossible to estimate what will be the long-term impact of devaluation on us, we currently believe that because we produce certain exportable agricultural goods, in the short-term we may not be as affected by the devaluation as certain other Argentine companies.

         During 2001, the agriculture sector and its products represented approximately 51% of total Argentine exports. Agricultural products are commodities with fixed prices in the international market. Soybean and corn prices are established by reference to the Chicago Board of Trade, and wheat prices are established by reference to the Kansas market, all of which are in U.S. dollars. Because of the recent devaluation and the exchange rate increase, agricultural domestic prices rose in terms of Pesos. Nevertheless, this effect was offset in large part by the 20% export tax imposed on agricultural exports by the Argentine government.

         Some agricultural products are traded in U.S. dollars, mainly those with a high proportion of imports with respect to the total trade. Such products include seeds, agrochemicals, fertilizers and repairs. These costs represent approximately 20-35% of our total agricultural costs and have increased significantly as a result of the devaluation of the Peso. In the case of diesel oil, 60-70% of its cost is based on its import value, and therefore its cost is affected by changes in the exchange rate. Since the beginning of the year the cost of this item has increased by nearly 40%. Since it is a component of some agriculture costs like machinery, harvest, freight, drying and irrigation, in a level that varies from approximately 20% to 40% of costs, a diesel oil price rise adversely affects our agricultural margins.

         Our costs related to labor, professional fees and administrative expenses are primarily denominated in Pesos and therefore will likely rise in the medium term due to inflation.

         As a consequence of this new cost structure and the rise in agricultural prices, our net agriculture margins may increase in the short term. The agriculture sector represented 60.5% of total sales and continues to make up a high percentage of our total operating results. For the current fiscal period, the effect has been positive, as at the time of devaluation, most of our direct expenses had already been incurred (only commercial and harvest expenses remained unpaid), but nearly 100% of the new harvest will be sold at the new prices. In the medium-term, however, any short-term benefit generated by the exchange rate rise will likely be offset by price increases in costs that quote in U.S. dollars and those that vary according to the change in the rate of inflation.

         In the case of the cattle and milk sectors, which represent 34.4% and 2.8% of our total sales, respectively, there are no signals of benefits due to devaluation in the medium term. There is an improvement in the cattle sector margin in the short term as a consequence of the different effect of inflation on product and input prices.

         Cattle is mainly sold in the domestic market. According to certain statistics provided by the Secretaria de Agricultura, Ganaderia, Pesca y Alimentacion (SAGP y A), approximately 89% of the total production of cattle was sold domestically last year. Prices in the domestic market are likely to rise according to inflation as will our Peso-denominated costs. As a consequence of these factors, we do not expect an improvement in cattle sector margins for the coming fiscal year.

         We currently expect the nominal price of milk, much like that of cattle, to reflect changes in the inflation rate. In this sector, a high proportion of feed costs is composed of agricultural products whose prices in Pesos will rise in accordance with any increase in the exchange rate. This negative effect is diminished somewhat for us because 100% of our production is carried out on La Juanita farm which has a production system based on grass feed. In March 2002, the Argentine government fixed a minimum price of Ps 0.2 per liter, with the promise of increasing it in the subsequent months. Despite this favourable factor, we do not expect better margins for our milk sector in the near future.

         With regard to our financial results, most of our current debt is in Pesos. We were granted pre-export financing facilities for US$ 10.78 million which were pesified to Pesos at a one-to-one ratio, and, consequently, we were not negatively affected by the effects of devaluation.

         The following table sets forth a comparative analysis regarding prices before and after the devaluation:



PRICES

                                            PRE DEVALUATION    POST DEVALUATION        UNIT OF
            COMMODITIES                      MAY, 2001 (1)      MAY, 2002 (1)        MEASUREMENT        INCREASE (2)
-------------------------------------      -----------------  ------------------    -------------      --------------
AGRICULTURE
  Wheat..............................               126                385              $/ton               205%
  Corn...............................                75                250              $/ton               234%
  Sunflower Seeds....................               155                500              $/ton               223%
  Soybean............................               143                480              $/ton               236%
CATTLE...............................             0.830              1.269              $/kg                 53%
MILK.................................             0.193              0.215              $/lt                 11%


COSTS


                                            PRE DEVALUATION    POST DEVALUATION        UNIT OF
            COMMODITIES                      NOV, 2001 (1)      APR, 2002 (1)        MEASUREMENT        INCREASE (2)
-------------------------------------      -----------------  ------------------    -------------      --------------
AGRICULTURE

SEEDS
  Sunflower seeds...................                  50                134         $/bol                    168%
  Corn seeds........................                  63                173         $/bol                    174%

AGROCHEMICALS.......................
  Round up..........................                   3                 11         $/lts.                   268%
  Cypermetrina 25%..................                   8                 23         $/lts.                   188%

FERTILIZERS
  PDA...............................                 320                954         $/ton                    198%
  Urea..............................                 250                656         $/ton                    162%

TILLAGE
  Farmings..........................                  53                 77         $/Ha,                     46%

                                            PRE DEVALUATION    POST DEVALUATION        UNIT OF
            COMMODITIES                      NOV, 2001 (1)      APR, 2002 (1)        MEASUREMENT        INCREASE (2)
-------------------------------------      -----------------  ------------------    -------------      --------------
OTHERS
  Diesel oil........................                 0.5                0.7         $/lts.                    40%
  Labor.............................               270.0              270.0         $/month/person             0%
  Taxes.............................                 2.1                2.1         $/Ha.                      0%
  Office rent.......................               3,900              3,900         $/month                    0%
  Agriculture freight (300 km)......               15.28               23.8         $/ton                     56%

BEEF CATTLE
  Beef cattle freight...............                 0.8                1.4         $/kilometer               75%
  Veterinary products - Dectomax (500
    cc).............................                  89                128         $/lts.                    44%
  Veterinary products - Fenomax.....                  60                 68         $/lts.                    14%
  Taxes.............................                 2.1                2.1         $/Ha.                      0%
  Labor.............................               270.0              270.0         $/month/person             0%

Source:  Granar, Margenes Agropecuarios and Cresud

Note:   (1) Nominal prices
        (2) These variations include the inflation (32%) and exchange rates changes effects on product and input prices.

         EFFECTS OF INFLATION

         From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period, inflation did not affect our financial condition and results of operations. Nevertheless, inflation increased very substantially during the ten months ended September 30, 2002. The following are annual inflation rates figures published by the Ministry of Economy of Argentina:


              PERIOD                     CONSUMER PRICE INDEX             WHOLESALE PRICE INDEX
------------------------------          ----------------------           -----------------------
Fiscal year 1997..............                      0.9%                             0.1%
Fiscal year 1998..............                      1.1%                            -1.9%
Fiscal year 1999..............                     -1.4%                            -5.3%
Fiscal year 2000..............                     -1.2%                             4.4%
Fiscal year 2001..............                     -0.3%                            -1.6%
For the ten months ended
October 31,2002...............                     40.0%                           123.5%

     Source:  Bloomberg

         The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

         EFFECTS ON INTEREST RATE FLUCTUATIONS

         We are not affected by interest rate fluctuations since most of our debt bears fixed interest rates.

         EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

         From April 1, 1991, until the beginning of 2002, the Convertibility Law was applicable to Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S.

dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, foreign currency fluctuations were reduced to a minimum during fiscal year 2001 and the subsequent interim period. However, the primary economic change announced by the current Argentine government in January 2002 was the devaluation of the Peso.

         Foreign currency exchange rate fluctuations could affect our cash flow in Pesos, since some of our products and inputs are payable in U.S. dollars. Although most of our liabilities are denominated in Pesos, a small percentage are in U.S. dollars, and fluctuations in the foreign currency exchange rate may affect us.

         Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. dollars, thus affecting our ability to service our U.S. dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our ADSs in the United States.

         EFFECTS OF FLUCTUATIONS IN COMMODITY PRICES

         Prices for cereals, oilseeds and by-products, like those of other commodities, can be expected to fluctuate significantly. Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products were to decline below current levels. The prices that we are able to obtain for our agriculture products from time to time depend on many factors beyond our control including:

         o prevailing world prices which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

         o changes in the agriculture subsidies levels of certain important producers (mainly the USA and the European Economic Community) and the adoption of other government policies affecting industry market conditions and prices; and

         o  demand for and supply of competing commodities and substitutes.

         An indication of the volatility of agriculture commodity prices, the average monthly prices for our most important agriculture products during the last five years were:


          FAS PRICES (US$/TON)                   1998           1999          2000           2001        2002 (1)
-----------------------------------------      --------       -------       --------       -------     -----------
WHEAT
  January................................         111            106            92            119           103
  April..................................         115            115           103            124           114
  July...................................         106            120           115            129           137
  October................................         121            112           122            120           123

SUNFLOWER SEED
  January................................         239            188           153            142           186
  April..................................         260            161           138            146           142
  July...................................         245            156           136            176           172
  October................................         240            168           129            181           181

CORN
  January................................         107            109            91             84            83
  April..................................          88             85            83             74            69
  July...................................          94             89            74             85            80
  October................................          95             89            75             87            89

SOYBEAN
  January................................         257            191           185            191           166

          FAS PRICES (US$/TON)                   1998           1999          2000           2001        2002 (1)
-----------------------------------------      --------       -------       --------       -------     -----------
  April..................................         212            154           175            142           129
  July...................................         201            148           165            178           160
  October................................         198            179           177            173           176

Note: (1) Quotations corresponding to October 2002, include 20% export taxes on FOB prices imposed by government.


RECENT SIGNIFICANT INVESTMENT IN IRSA

         From December 2000 to July 2002, and pursuant to our strategy of diversifying our business activities, we invested an aggregate of Ps. 113.3 million in shares of IRSA, an Argentine real estate company. During our 2001 fiscal year, we increased our shareholding in IRSA from 0% to 15.24% of its outstanding shares. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders. At June 30, our investment in IRSA had increased to 19.85% of its outstanding shares and represented 26.1% of our total assets.

         At the time of our investment in IRSA, its shares were trading at a level approximately 55% below its peak value during the preceding year, and we believed it to be an attractive investment opportunity. During the fiscal year ended June 30, 2002, our IRSA investments showed a 23.6% depreciation as a consequence of matching the quotation at June 2002 of Ps. 91.38 million compared to the quotation at the beginning of the referred fiscal year of Ps. 100.23 million plus the purchases during that period of Ps. 19.44 million.

         On September 9, 2002, IRSA's independent auditors issued a report stating that it was negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to its ability to continue as a going concern. You should review the report of PricewaterhouseCoopers carefully. We cannot assure you that IRSA will be able to continue as a going concern. IRSA's consolidated financial statements do not include the effects of eventual adjustments and restatements, if any, if it is required to sell its assets to pay off its liabilities, including contingent liabilities, under any circumstance other than in the ordinary course of its business.

         As of March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA's shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. As a result, at June 30, 2002 we recognized a negative goodwill of Ps. 13.7 million representing the excess of equity value over market at that date, and we showed a loss from equity investment for Ps. 38.2 million.


OPERATING RESULTS


YEAR ENDED JUNE 30, 2002, COMPARED TO YEAR ENDED JUNE 30, 2001

         NET SALES

         Net sales reached Ps. 70.8 million and were 4.0% higher compared to the previous fiscal year. The increase in agricultural sales compensated for the lesser sales in the other segments.

         Crops. Crop sales increased 15% from Ps. 37.5 million in fiscal year 2001 to Ps. 43.2 million in the fiscal year 2002. The 30% decrease in the sales volume from 172,600 tons to 120,624 tons, was offset by a unit price 64.4% higher in fiscal year 2002 compared to the of fiscal year 2001. The average price per sold ton was of Ps. 358 as compared to Ps. 217 obtained during the same period of the previous fiscal year. Crops become available for sale as commodities after harvesting during the period from December to June. The decrease in the sales volume was primarily due to a decrease in the volume of sunflower and corn sold from 18,168 tons and 95,263 tons in fiscal year 2001 to 2,156 and 41,139 tons respectively sold during the of fiscal year 2002.

         Crop production increased 35.7% from 104,974 tons during fiscal year 2001 to 142,478 tons during fiscal year 2002 (production of wheat, corn and soybean increased 185.2%, 43.1%, 4.6%, respectively). Total area sown increased from 40,208 hectares in fiscal year 2001 to 48,437 hectares in fiscal year 2002. We increased the leased land sown from 20,139 hectares during fiscal year 2001 to 28,913 hectares during fiscal year 2002 and decreased the owned land sown from 20,069 hectares during fiscal year 2001 to 19,524 hectares during fiscal year 2002.

         Beef-Cattle. Beef-cattle sales decreased 6% from Ps. 26.1 million in fiscal year 2001 to Ps. 24.6 million in the fiscal year 2002. The 4.3% increase in the sold volume compensated the 9.7% drop in the price per ton sold.

         Sold volume increased from 17,455 tons to 18,200 tons, meanwhile the sale price decreased from Ps. 1.5 per kilogram in fiscal year 2001 to Ps. 1.35 per kilogram for the same period of fiscal year 2002. Average cattle stock decreased from 109,982 heads for fiscal year 2001 to 93,380 for the same period of fiscal year 2002. This was the result of our strategy to continue with the reduction of our stock holding position in this business segment in order to increase our efforts in the agricultural segment, which offers better yields. As a consequence of this change, total beef-cattle production decreased 17.5%, from 12,725 tons for fiscal year 2001 to 10,493 tons for the same period of fiscal year 2002. The number of owned hectares under beef-cattle production decreased from 173,568 hectares in fiscal year 2001 to 153,435 in fiscal year 2002.

         Milk. Milk sales decreased 13.6% from Ps. 2.3 million during fiscal year 2001 to Ps. 2.0 during fiscal year 2002. The decrease in the milk sales volume is attributable to a 3.9% decrease in the milk production, as a result of a decrease in the individual production by cow due to modifications on the feeding system, from 7.0 million liters during fiscal year 2001 to 6.8 million liters during fiscal year 2002 and a 10.2% decrease in the average sale price from Ps. 330 per thousand liters during fiscal year 2001 to Ps. 296 per thousand liters during fiscal year 2002. During the second quarter of fiscal year 2002, almost the total La Adela's dairy cattle stock was sold. The reduction of the total dairy cattle stock was 29,1%.


         COST OF SALES

         Cost of sales decreased 26.2% from Ps. 53.1 million for fiscal year 2001 to Ps. 39.2 million for fiscal year 2002. Cost of sales as a percentage of net sales decreased from 78.1% for the fiscal year 2001 to 55.4% for the fiscal year 2002.

         Crops. Cost of sales for crops decreased 49.2% from Ps. 27.2 million for fiscal year 2001 to Ps. 13.9 million for fiscal year 2002. This decrease is mainly attributable to the effect of higher commodity prices on the stock valuation.

         Beef-Cattle. Cost of sales for beef-cattle decreased 6.6% from Ps. 21.7 million for fiscal year 2001 to Ps. 20.3 million for the of fiscal year 2002. The sale cost decreased since our cattle stock at June 2002 was valued at a price higher than the initial price. Cost of sales for beef-cattle as a percentage of beef-cattle sales decreased from 83.1% in fiscal year 2001 to 82.5% for the same period of fiscal year 2002. The cost per ton sold also decreased from Ps. 1244 in fiscal year 2001 to Ps. 1114 for the same period of fiscal year 2002 due to the same reasons.

         Milk. Cost of milk sales increased 57.1% from Ps. 2.0 million in fiscal year fiscal year 2001 to Ps. 3.2 million for fiscal year 2002. This increase is attributable to the losses generated by La Adela dairy farm closing, mainly salary compensations and dairy stock sale, and also to agriculture by-products price increases, components of feed cost, as a consequence of the rise in the U.S. dollar quotation. Cost of milk sales per thousand liters increased from Ps. 286 in fiscal year 2001 to Ps. 467 for the fiscal year 2002.

         SELLING EXPENSES

         Selling expenses decreased 9.2% from Ps. 9.6 million in fiscal year 2001 to Ps. 8.7 million in the fiscal year 2002. Agriculture selling expenses represented 73% of total selling expenses, beef-cattle expenses represented 17%, and the remaining 10% corresponds to our other activities. Crop selling expenses as a percentage of sales decreased from 17.6% in fiscal year 2001 to 14.8% for the same period of fiscal year

2002. Although significant cost reductions were achieved during the past fiscal years, such as lower freight costs and conditioning expenses, these percentages decreased mainly due to higher commodity prices per ton sold. Selling expenses per ton of crops sold increased from Ps. 38 per ton in fiscal year 2001 to Ps. 53 per ton for the same period of fiscal year 2002, mainly due to the devaluation effect on the price of selling expenses. Regarding beef-cattle, selling expenses as a percentage of beef-cattle sales decreased from 6.5% in fiscal year 2001 to 5.9% for the same period of fiscal year 2002.

         Milk sales did not generate any selling expenses since milk production is sold directly.

         ADMINISTRATIVE EXPENSES

         Administrative expenses include only corporate overhead and not administrative expenses related to the farms. Administrative expenses decreased 0.1% from Ps. 7.5 million in fiscal year 2001 to Ps. 7.4 million for the fiscal year 2002 mainly due to reductions carried out in fees for services and general offices expenses.

         GAIN ON THE SALE OF FARMS

         The results for sales of fixed assets were of Ps. 14.8 million, as a consequence of the sale of the farms El Silencio, of 397 hectares, located in Rojas, Province of Buenos Aires, El Coro, of 10,231 hectares, located in Villa Maria del Rio Seco, Province of Cordoba and La Sofia, of 6,149 hectares, located in Rio Cuarto, Province of Cordoba.

         The sale of El Silencio, which was acquired in January 1995, was agreed at US$1.03 million and generated a gain of Ps. 0.20 million.

         Regarding the sale of El Coro farm of 10.231 hectares, it was acquired in December 1995 and was sold in four plots. The price agreed for this sale was US$12.2 million and generated a Ps. 3.03 million profit.

         The sale of La Sofia, was agreed at US$10 million and generated a gain of Ps. 11.5 million

         INVENTORY HOLDING (LOSS) GAIN

         Loss on holdings amounted to Ps. 17.5 million in fiscal year 2002 as compared to a loss of Ps. 1.4 million for the fiscal year 2001. Most of this result corresponds to cattle holding result losses. Although cattle nominal prices showed an important increase, this increment was less than the rate of inflation and generated this negative result..

         OPERATING (LOSS) INCOME

         As a result of the foregoing factors, operating gain amounted Ps. 12.8 million in fiscal year 2002 as compared to a gain of Ps. 1.6 million for the fiscal year 2001. The operating margin was -32.2% in fiscal year 2002 and 21.35% in fiscal year 2001.

         FINANCIAL RESULTS, NET

         Net financial expenses were of Ps. 7.5 million (loss) and Ps. 11.0 million (profit) for fiscal year 2002 and 2001, respectively, mainly due to transactions with stocks and bonds.

         The financial expenses are mainly attributable to (i) a loss of Ps.
10.82 million as a result of operations with stocks and bonds (ii) a Ps. 4.4 million profit due to the effect of inflation (iii) a Ps. 1.3 million loss due to interest (iv) a Ps. 0.94 million profit due to exchange rate difference (v) a Ps. 0.77 million loss due to tax on debit and credit.

         LOSS FROM EQUITY INVESTMENTS

         Loss from equity investments increased from Ps. 0.4 million in fiscal year 2001 to Ps. 37.6 million in fiscal year 2002 mainly due to an operating loss incurred in the fourth quarter at IRSA of Ps. 38.2 million, an operating loss incurred at Cactus Argentina S.A. of Ps. 0.02 million, an operating gain obtained by Agro Uranga S.A. of Ps. 1.0 million and a goodwill and intangibles amortization of Ps. 0.4 million.

         During fiscal year 2001 and according to the investment diversification strategy, the company decided to invest part of its cash in the Buenos Aires Stock Exchange through the purchase of IRSA stock. This investment was negatively affected by the Argentine market.

         At the moment of deciding the purchase, IRSA stock was quoting with an important discount compared to its book value, since the stock's quotation had dropped 55% compared to its peak during 2000 and the market consensus indicated that it was a good investment opportunity.

         As of March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA's shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. As a result, at June 30, 2002 we recognized a negative goodwill of Ps. 13.7 million representing the excess of equity value over market at that date.

         OTHER (EXPENSE) INCOME, NET

         Other (expense) income for fiscal year 2002 was of Ps. (0.1) million as compared to Ps. (0.3) million for the fiscal year 2001.

         MANAGEMENT FEE

         Pursuant to our agreement with Dolphin Fund Management, we pay a fee equivalent to 10% of our net income for certain agriculture advisory and other administration services. We did not record a management fee for fiscal year 2002 due to a net income loss. During fiscal year 2001 management fee totaled Ps. 0.8 million.

         INCOME TAX

         Income tax increased from Ps. 4.0 million for fiscal year 2001 to Ps.
7.6 million for the fiscal year 2002. The income tax provision includes Argentine income tax calculated on an individual entity basis at the statutory income tax rate of 35%, based on the current taxable income of each company for the period, as defined by Argentine income tax law. Despite the fact that during fiscal year 2002 the net income showed a negative result since it was adjusted by inflation, current taxable income does not recognize the adjustment for inflation and it recorded a gain of Ps. 21.7 million. For Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. we did not record any income taxes for the fiscal years 2001 and 2002 due to tax net operating losses. As of June 30, 2002, these subsidiaries had, in the aggregate, Ps. 1.5 million of tax loss carryforwards, which, on an individual entity basis, may be offset against future taxable income. These tax loss carryforwards expire at various dates beginning 2003 and ending 2007.

         MINORITY INTEREST

         For fiscal year 2002, we recorded a minority interest of Ps. 0.3 million, to reflect our 70% equity interest in Futuros y Opciones.Com S.A.

         NET INCOME

         As a result of the foregoing factors, net income decreased from Ps. 7.5 million for fiscal year 2001 to a net loss of Ps. 39.6 million for the fiscal year 2002. The net margin was 11.0% for fiscal year 2001 and decreased to a net margin (loss) of 55.9% for the fiscal year 2002.

YEAR ENDED JUNE 30, 2001 COMPARED TO YEAR ENDED JUNE 30, 2000

         NET SALES

         Net sales reached Ps. 68.0 million and were 1.0% lower compared to the previous fiscal year. The increase in agricultural sales compensated for the lesser sales in the milk and other segments.

         Crops. Crop sales increased 3.9% from Ps. 36.2 million in fiscal year 2000 to Ps. 37.5 million in fiscal year 2001. The increase in crop sales is primarily attributable to a 36.9% increase in the sales volume from 126,068 tons during fiscal year 2000 to 172,600 tons during fiscal year 2001, partially offset by a unit price 24.1% lower in 2001 than in 2000. Crops become available for sale as commodities after harvesting during the period from December to June, and we usually store a portion of our production until prices recover from the drop that normally occurs at harvesting time. Our crop inventory at any given time varies according to market conditions and the proportion of crop sale at the end of the harvest time depends on the market conditions of each year. The increase in the sales volume in 2001 was primarily due to an increase in the volume of corn sold from 32,907 tons in fiscal year 2000 to 95,263 tons in fiscal year 2001. The average price per sold ton was of Ps. 217 as compared to Ps. 287 obtained during the previous fiscal year. This decrease was mainly the result of the drop in prices of agriculture commodities and the relatively high percentage of corn in the total volume sold (corn has a lesser unit price). The prices of corn, sunflower oil and wheat showed a 10%, 13% and 1% decrease respectively compared to fiscal year 2000, while soybean evidenced an increase of over 4% compared to the same period.

         Crop production decreased 34.4% from 159,992 tons during fiscal year 2000 to 104,974 tons during fiscal year 2001 (production of soybean increased 32.7%; and production of wheat, corn and sunflower crops decreased 62.6%, 42.5% and 73.8 %, respectively) with a reduction of 14.8% in the total area sown from 47,204 hectares in fiscal year 2000 to 40,208 hectares in fiscal year 2001. We reduced the leased land sown from 31,114 hectares during fiscal year 2000 to 20,139 hectares during fiscal year 2001. However, we increased the owned land sown from 16,090 hectares during fiscal year 2000 to 20,069 hectares during fiscal year 2001.

         Beef Cattle. Beef Cattle sales decreased 0.2% from Ps. 26.2 million in fiscal year 2000 to Ps. 26.1 million in fiscal year 2001 as a consequence of a 5.8% decrease in the sales volume, from 18,520 tons in fiscal year 2000 to 17,455 tons in fiscal year 2001, partially offset by a 5.9% increase in sales price from Ps. 1.4 per kilogram in fiscal year 2000 to Ps. 1.5 per kilogram in fiscal year 2001. The decrease in the sold volumes was in part caused by a 9% reduction in the cattle stock. Average cattle stock decreased from 120,898 heads in fiscal year 2000 to 109,982 in fiscal year 2001 as a result of our strategy to reduce our stock holding position in this business segment in order to increase our efforts in the agricultural segment, which offers better yields. As a result of this change, total beef cattle production decreased 1.4%, from 12,903 tons during fiscal year 2000 to 12,725 tons during fiscal year 2001. Despite this production decline during fiscal year 2001, compared to fiscal year 2000, yield per head increased 8% as a consequence of the reduced stock. The number of owned hectares under beef-cattle production decreased from 175,767 hectares in fiscal year 2000 to 173,568 in fiscal year 2001 and leased land decreased from 1,500 hectares in fiscal year 2000 to zero hectares in fiscal year 2001.

         Milk. Milk sales decreased 30.1% from Ps. 3.3 million during fiscal year 2000 to Ps. 2.3 million during fiscal year 2001. The decrease in the milk sales volume is attributable to a 35.8% decrease in the milk production from
10.9 million liters during fiscal year 2000 to 7.0 million liters during fiscal year 2001 partially offset by an 8.2% increase in the average sale price from Ps. 303 per thousand liters during fiscal year 2000 to Ps. 330 per thousand liters during fiscal year 2001. Lower production was a consequence of 25.2% reduction of the dairy cattle stock and modifications on the feeding system. The reduction of the dairy cattle stock was caused by the sales of 100% of El Banadito dairy farm and part of La Adela dairy farm.

         COST OF SALES

         Cost of sales decreased 7.9% from Ps. 57.7 million in fiscal year 2000 to Ps. 53.1 million in fiscal year 2001. Cost of sales as a percentage of net sales decreased from 83.9% in fiscal year 2000 to 78.1% in fiscal year 2001.

         Crops. Cost of sales for crops increased 1.3% from Ps. 27.0 million in fiscal year 2000 to Ps. 27.3 million in fiscal year 2001. This increase is mainly attributable to a 3.9% increase in crop sales. Cost per ton sold decreased from Ps. 213 in fiscal year 2000 to Ps. 158.4 in fiscal year 2001. These decreases are primarily due to the higher productivity achieved during last season.

         Beef Cattle. Cost of sales for beef cattle decreased 6.8% from Ps. 23.3 million in fiscal year 2000 to Ps. 21.7 million in fiscal year 2001. This reduction is due to a decrease in beef cattle production and the adjustments carried out during fiscal year 2001 which resulted in a lower direct cost per kilogram produced. These adjustments were due to lower feed prices, a reduction of the farm's overhead and a more efficient use of machinery. Cost of sales for beef cattle as a percentage of beef cattle sales decreased from 89.1% in fiscal year 2000 to 83.1% in fiscal year 2001. The cost per ton sold also decreased from Ps. 1259 in fiscal year 2000 to Ps. 1244 in fiscal year 2001 for the same reasons.

         Milk. Cost of milk sales decreased 59.5% from Ps. 5.0 million in fiscal year 2000 to Ps. 2.0 million in fiscal year 2001. This decrease is mainly attributable to the lower sales volume, as a consequence of the stock reduction policy. Cost of milk sales per thousand liters decreased from Ps. 463 in fiscal year 2000 to Ps. 286 in fiscal year 2001 due to a change into a lower cost feeding system which is more suitable to the new milk price structure but negatively affected the individual production per cow.

         SELLING EXPENSES

         Selling expenses increased 4.9% from Ps. 9.2 million in fiscal year 2000 to Ps. 9.6 million in fiscal year 2001. Agriculture selling expenses represented 69.2% of total selling expenses, beef cattle expenses represented 17.7%, and the remaining 13.1% corresponds to our other businesses. Crop selling expenses as a percentage of sales increased from 16.3% during fiscal year 2000 to 17.6% during fiscal year 2001. These percentages were increased mainly due to lower commodity prices, even though significant cost reductions were achieved during fiscal year 2001, such as lower freight costs and conditioning expenses. Selling expenses per ton of crops sold decreased from Ps. 46.7 per ton in fiscal year 2000 to Ps. 38 per ton in fiscal year 2001. Regarding beef cattle, selling expenses as a percentage of beef cattle sales decreased from 6.3% in fiscal year 2000 to 6.5% in fiscal year 2001; this drop is a consequence of the increase in the price of these expenses due to the higher participation of the feed lot in the volume of cattle for slaughtering and to lesser amount of defaulting debtors in this activity. Milk sales did not generate any selling expenses since milk production is sold directly.

         ADMINISTRATIVE EXPENSES

         Administrative expenses include only corporate overhead and not administrative expenses related to the farms. Administrative expenses decreased 3.0% from Ps. 7.7 million in fiscal year 2000 to Ps. 7.5 million in fiscal year 2001 mainly due to cost reduction efforts. Administrative expenses are primarily composed of fees for services, salaries and wages, and office rents.

         GAIN ON THE SALE OF FARMS

         The results for sales of fixed assets were of Ps. 5.1 million, as a consequence of the sale of the farms El Banadito, of 1,789 hectares, located in Ines Indart, Province of Buenos Aires and of Tourne, of 19,614 hectares, located in Canada Ombu, Province of Santa Fe. The sale of El Banadito, which formed part of our original purchase package, was agreed at US$ 6.2 million and generated an income of Ps. 5.5 million. On the other hand, the sale of Tourne, that formed part of the land and cattle package acquired from Swift Armour and Arbol Solo S.A. during 1997 and 1998, was agreed in US$ 2.8 million and generated a loss of Ps. 0.4 million. The purpose of this operation was to optimize the ratio of the cattle assets, which were unbalanced after the sale of part of the cattle stock during the price rise of 1997.

         INVENTORY HOLDING (LOSS) GAIN

         Loss on holdings of beef cattle amounted to Ps. 1.3 million in fiscal year 2001 as compared to a gain of Ps. 0.14 million in fiscal year 2000. The loss accrued for holding of cattle was a consequence of the price readjustment suffered by some categories.

         OPERATING INCOME (LOSS)

         As a result of the foregoing factors, operating income was Ps. 1.6 million in fiscal year 2001 as compared to a loss of Ps. 5.7 million in fiscal year 2000. The operating margin was 2.4% in fiscal year 2001 and (8.3)% in fiscal year 2000.

         FINANCIAL RESULTS, NET

         Net financial results were Ps. 11.0 million and Ps. 8.9 million in fiscal year 2001 and 2000, respectively. The increase in the financial income is attributable to (i) an increase in realized gain on investments from Ps. 0.8 million in fiscal year 2000 to Ps. 2.9 million in fiscal year 2001 and (ii) an increase in unrealized gain from Ps. 5.5 million in fiscal year 2000 to Ps. 8.2 million in fiscal year 2001. The abovementioned increase was partially offset by lower interest income and higher interest expense levels.

         LOSS FROM AFFILIATED COMPANIES

         Loss from affiliated companies increased from a loss of Ps. 0.04 million in fiscal year 2000 to Ps. 0.4 million in fiscal year 2001 mainly due to operating losses incurred at Cactus Argentina S.A. of Ps. 0.4 million, operating gain obtained by Agro Uranga S.A. of Ps. 0.6 million and the goodwill amortization of Ps. 0.6 million.

         OTHER (EXPENSE) INCOME, NET

         Other (expense) income for fiscal year 2001 was Ps. (0.3) million as compared to Ps. (0.2) million for fiscal year 2000. Other net expenses in fiscal year 2001 are primarily comprised of donations and gain from sale of other property and equipment.

         MANAGEMENT FEE

          Pursuant to our agreement with Dolphin Fund Management, we pay a fee equivalent to 10% of our net income for certain agriculture advisory and other administration services. As a result, management fees totaled Ps. 0.8 million and Ps. 0.3 million in 2001 and 2000, respectively.

         INCOME TAX

         Income tax expense increased from Ps. 0.04 million in fiscal year 2000 to Ps. 4.0 million in fiscal year 2001. The income tax provision for fiscal years 2001 and 2000 includes Argentine income tax calculated on an individual entity basis at the statutory income tax rate of 35%, based on the current taxable income of each company for the period, as defined by Argentine income tax law. For Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A., we did not record any income taxes for the fiscal years 2001 and 2000 due to tax net operating losses. As of June 30, 2001, these subsidiaries had, in the aggregate, Ps. 2.2 million of tax loss carryforwards, which, on an individual entity basis, may be offset against future taxable income. These tax loss carryforwards expire at various dates beginning 2003 and ending 2006.

         MINORITY INTEREST

         For fiscal year 2001, we recorded a minority interest of Ps. 0.1 million, to reflect our 70% equity interest in FYO.

         NET INCOME

         As a result of the foregoing factors, net income increased from Ps. 2.7 million in fiscal year 2000 to a net income of Ps. 7.5 million in fiscal year 2001. The net margin of 3.9% for fiscal year 2000 increased to a net margin of 11.0% for fiscal year 2001.

                       B. LIQUIDITY AND CAPITAL RESOURCES

         The table below shows, for the periods indicated, our cash flows:


                                                                   AS OF END FOR THE YEAR ENDED JUNE 30,
                                                        -----------------------------------------------------------
                                                              2002                  2001                 2000
                                                        ----------------      ---------------       ----------------
                                                        (Adjusted for price-level changes and expressed in millions of constant Argentine Pesos of June 30, 2002)
Net cash provided by operating activities........              22.3                 15.4                  16.8
Net cash (used in) provided by financing
  activities.....................................             (19.0)                23.7                 (23.2)
Net cash provided by (used in)
  investing activities...........................              34.5                (57.2)                 (7.8)
Effects of inflation accounting..................              (2.0)
Net increase (decrease) in cash and cash
  equivalents....................................              35.7                (18.1)                (14.2)

         As of June 30, 2002, we had cash and cash equivalents totaling Ps. 39.5 million, an increase from the Ps. 3.8 million balance held as of June 30, 2001. This increase primarily resulted from the net proceeds from the sale of current investments for Ps. 42.9 million, net proceeds from the sale of farms for Ps.
46.2 million, cash inflows provided by operating activities for Ps. 20.3 million and collection of secured receivables from the sale of farms for Ps. 4.1 million partially offset by the acquisition of investments for Ps. 57.8 million, dividend payments for Ps. 7.1 million, loan payments for Ps. 44.7 million and the acquisition of farms and other property and equipment for Ps. 0.8 million,.

         As of June 30, 2001, we had cash and cash equivalents totaling Ps. 3.8 million, a decrease from the Ps. 21.9 million balance held as of June 30, 2000. This decrease primarily resulted from the acquisition of investments of Ps.
137.1 million, the acquisition of farms and other property and equipment of Ps.
2.8 million and dividend payments of Ps. 2.5 million, partially offset by the net proceeds from sale of current investments of Ps. 68.4 million, a net increase in short-term debt of Ps. 26.2 million, cash inflows provided by operating activities of Ps. 15.45 million and net proceeds from sale of farms of Ps. 13.7 million.

         Regardless of whether we receive proceeds from the offering of our convertible notes and warrants, we currently believe that revenues from our current agricultural activities are likely to be sufficient to finance next season's activities and to service our currently outstanding short-term debt. Additional working capital may arise from sales of non-core assets.

         NET CASH PROVIDED BY OPERATING ACTIVITIES

         Net cash provided by operations increased from Ps. 15.4 million in fiscal year 2001 to Ps. 20.3 million in fiscal year 2002. The increase in net cash provided by operations was due primarily to the decrease in other receivables and a increase in taxes payable and in interest payables which were partially offset by an increase in inventory and a decrease in trade accounts payable in fiscal year 2002 as compared to fiscal year 2001. Our operating activities resulted in net cash inflows for Ps. 20.3 million for fiscal year 2002 essentially due to a decrease in other receivables and in addition to increases in taxes payable, interest payable and operating gains totaling Ps.
30.7 million, partially offset by an increase in trade accounts receivable and a decrease in other liabilities for Ps. 7.3 million. The operating cash inflows of Ps. 15.4 million for fiscal year 2001, essentially due to decreases in other receivables and inventory accounts, in addition to increases in trade accounts payable totaling Ps. 24.4 million, partially offset by an increase in trade accounts receivable and operating losses totaling Ps. 9.0 million.

         Net cash provided by operations decreased from Ps. 16.8 million in fiscal year 2000 to Ps. 15.4 million in fiscal year 2001. The decrease in net cash provided by operations was due primarily to the increase in trade accounts receivable which were partially offset by an increase in trade accounts payable in fiscal year

2001 as compared to fiscal year 2000. Our operating activities resulted in net cash inflows of Ps. 15.4 million for fiscal year 2001, essentially due to decreases in other receivables and inventory accounts, in addition to increases in trade accounts payable totaling Ps. 24.4 million, partially offset by an increase in trade accounts receivable and operating losses totaling Ps. 9.0 million. The operating cash inflows of Ps. 16.8 million for fiscal year 2000 primarily resulted from operating gains, as well as decreases in trade accounts receivable and inventories totaling Ps. 18.6 million, partially offset by a decrease in trade accounts payable of Ps. 2.2 million. Our operating activities resulted in net cash inflows of Ps. 2.4 million for fiscal year 1999, primarily due to decreases in trade accounts receivable and inventories totaling Ps. 23.7 million, partially offset by operating losses as well as decreased in trade accounts payable and other liabilities totaling Ps. 22.1 million.

         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

         Net cash used in investing activities increased from a net use of Ps.
57.2 million in fiscal year 2001 to a net cash inflow of Ps. 34.5 million in fiscal year 2002 mainly due by net proceeds from the sale of current investments and farms partially compensated for the acquisition of investments as well as to a lower level of acquisition of farms and other property and equipment. Our investing activities resulted in net cash inflows for Ps. 34.5 million in fiscal year 2002 mainly due by net proceeds from the sale of current investments for Ps. 42.9 million, from the sale of farms for Ps. 46.2 million and collection of secured receivables from the sale of farms for Ps. 4.1 million, partially offset by the acquisition of investments for Ps. 38.6 million. Our investing activities resulted in net cash outflows of Ps. 57.2 million for fiscal year 2001, essentially due to the acquisition of investments by Ps. 137.1 million, partially offset by the net proceeds from sale of current investments of Ps.
68.4 million and from the sale of farms of Ps. 13.7 million.

         Net cash used in investing activities increased from Ps. 7.8 million in fiscal year 2000 to a net use of Ps. 57.2 million in fiscal year 2001 principally due to the acquisition of current investments, partially compensated by net proceeds from sale of current investments and farms, as well as to a lower level of acquisition of farms and other property and equipment during fiscal year 2001 as compared to fiscal year 2000. Our investing activities resulted in net cash outflows of Ps. 57.2 million for fiscal year 2001, essentially due to the acquisition of investments by Ps. 137.1 million, partially offset by the net proceeds from sale of current investments of Ps.
68.4 million and from the sale of farms of Ps. 13.7 million. Our investing activities resulted in net cash outflows of Ps. 7.8 million for fiscal year 2000, primarily due to the acquisition of current investments of Ps. 15.8 million, purchases of farms and other property and equipment for Ps. 5.3 million and the acquisition of a subsidiary company for Ps. 1.6 million, partially offset by net proceeds from sale of current investments of Ps. 11.3 million and the collection of receivables from the sale of farms for Ps. 3.1 million. Our investing activities resulted in net cash inflows of Ps. 18.4 million for fiscal year 1999, primarily due to the net proceeds from the sale of farms of Ps. 48.8 million, partially offset by the acquisition of current investments for Ps. 21.4 million and purchases of farms and other property and equipment for Ps. 10.3 million.

         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

         Net cash from financing activities decreased from a net cash inflow of Ps. 23.7 million in fiscal year 2001 to a net use of Ps. 19 million in fiscal year 2002 primarily due to a decrease in short-term debt and an increase in dividend payments. Our financing activities resulted in net cash outflows of Ps. 19 million in fiscal year 2002, primarily due to a net increase in dividend payments for Ps. 7.1 and a decrease in the short-term debt for Ps. 12.6 million. Our financing activities resulted in net cash inflows of Ps. 23.7 million for fiscal year 2001, primarily due to a net increase in short-term debt of Ps. 26.2 million, partially offset by dividend payments for Ps. 2.5 million.

          Net cash from financing activities increased from a net use of Ps.
23.2 million in fiscal year 2000 to a net cash inflow of Ps. 23.7 million in fiscal year 2001 primarily due to a net increase in short-term debt and a decrease in dividend payments. Our financing activities resulted in net cash inflows of Ps. 23.7 million for fiscal year 2001, primarily due to a net increase in short-term debt of Ps. 26.2 million, partially offset by dividend payments for Ps. 2.5 million. Our financing activities resulted in net cash outflows of Ps. 23.2 million for fiscal year 2000, primarily due to dividend payments of Ps. 21.5 million. Our financing activities resulted in net cash outflows of Ps. 52.6 million for fiscal year 1999, primarily due to the acquisition of treasury stock for Ps. 29.5 million, payments of seller financing for Ps. 16.8 million and dividends payment for Ps. 7.4 million.

         OUR INDEBTEDNESS

         Our total outstanding debt as of June 30, 2002 was Ps. 6.6 million.

         Pursuant to Decree 214, a large portion of our indebtedness was "pesified", although a portion, governed by foreign laws, continued to be a U.S. dollar-denominated. "Pesified" indebtedness is adjusted by the CER inflation index.

         Pre-export financing facilities. Between March and April 2001, we obtained pre-export financing facilities for US$ 10.78 million from our customers in order to finance the production of soybean and corn that would be exported to Europe, at the closing of this balance sheet Ps. 4.57 million remained. These facilities were obtained through two different banks: Sudameris Bank for Ps. 1.93 million and Bisel Bank for Ps. 2.64 million, all of the facilities accrue at a fixed interest rate of 8% per annum. These loans, originally granted in U.S. dollars, were subsequently pesified at a rate of one U.S. Dollar to one Peso.

         On August 1, 2002, we paid a total of Ps. 2.2 million corresponding to the Sudameris Bank loan.

         Loan guaranteed with shares. We have a Ps. 0.7 million loan, under which we pledged 14,851,299 shares of IRSA as collateral. This loan has accrued approximately at an average interest rate of 26%.

       Notes convertible into common shares of our Company. On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering. Proceeds of the offering were applied to subscribe IRSA's convertible notes.


         CAPITAL EXPENDITURES

         Capital expenditures totaled Ps. 0.8 million, Ps. 2.8 million, Ps. 5.2 million for fiscal years ended June 2002, 2001 and 2000, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

         Our future capital expenditures for fiscal year 2002 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices. For the fiscal year ended June 30, 2002 our main investments consisted of Ps. 0.57 million in improvements, Ps. 0.08 million in furniture and equipment, Ps. 0.05 million in facilities, Ps. 0.05 million in new pastures and Ps. 0.07 million in others.

         For year ended June 30, 2001, capital expenditures were mainly composed of Ps. 2 million in improvements, Ps. 0.46 million in machinery, Ps. 0.41 in vehicles, Ps. 0.41 million in silo plants and Ps. 0.37 in furniture and equipment.


PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND U.S. GAAP

         The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

         o  the valuation of inventories;

         o the accounting for deferred income taxes in accordance with SFAS No. 109;

         o the accounting for futures and options contracts in accordance with SFAS No. 133;

         o the accounting for expenses incurred for the development of web sites under the provisions of EITF 00-02;

         o the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

         o the elimination of the gain recognized under Argentine GAAP on the acquisition of a minority interest;

         o the impact of certain U.S. GAAP adjustments on the Company's equity investees;

         o the accounting for the change to the equity method of accounting for the investments in IRSA;

         o  the effect of U.S. GAAP adjustments on management fee;

         o the effect on minority interest of the foregoing reconciling items and

         o stock options. In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See
            Note 12 to our annual financial statements as of June 30, 2002.

         Net (loss) income under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000 was approximately Ps. (39.6) million, Ps. 7.5 million and Ps. 2.6 million, respectively, as compared to approximately Ps. (110.9) million, Ps. 3.9 million and Ps. (3.3) million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of June 30, 2002 and 2001, was Ps.
304.8 million and Ps. 350.9 million, respectively, as compared to Ps. 192.7 million and Ps. 307.3 million, respectively, under U.S. GAAP.


IRSA'S RESULTS OF OPERATIONS

         OVERVIEW

         We do not consolidate the consolidated financial statements of our subsidiary IRSA. However, according to Rule 3-09 of Regulation S-X we are required to file separate financial statements of significant subsidiaries. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with IRSA's consolidated financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this prospectus.

         IRSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores. See note 19 to the consolidated financial statements of IRSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders' equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         In connection with the preparation of the financial statements included in this prospectus, IRSA has relied on variables and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. Although IRSA reviews these estimates and assumptions in the ordinary course of business, the portrayal of IRSA's financial condition and results of operation often requires IRSA's management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of its assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

         o  proportionate consolidation;

         o  revenue recognition;

         o  rental property depreciation;

         o  provision for allowances and contingencies; and

         o  impairment of long-lived assets.

         IRSA's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2002 AND 2001.

         SALES

         Sales decreased 37.8%, from Ps. 339.8 million in the fiscal year ended June 30, 2001 to Ps. 211.3 million in the fiscal year ended June 30, 2002, on account of a decrease in sales in all segments of IRSA's activity. This decrease was primarily attributable to the severe and ongoing recession that the Argentine economy is undergoing and that, it is paralyzing IRSA's operations all of which are conducted in Argentina.

         Development and sale of properties. Sales from development and sale of properties decreased 49.6%, from Ps. 89.8 million for the fiscal year ended June 30, 2001 to Ps. 45.2 million for the fiscal year ended June 30, 2002. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 21.6 million decrease in sales from the residential communities of Abril and Villa Celina; (ii) the Ps. 12.0 million decrease in sales of undeveloped parcels of land, on account of the non-recurrence of sales of Dique IV and Monserrat made in 2001; (iii) the Ps. 4.7 million decrease in the sales of other real property primarily resulting from the lack of recurrence of sales in Serrano 250, Sarmiento 580, Av. De Mayo 701, Madero 1020 and Montevideo 1975, partially offset by new sales during fiscal year 2002 of the real properties on Santa Fe 1588, Rivadavia 2243 and Libertador 498 and finally
(iv) the Ps. 5.2 million reduction in interest income from financed sales primarily due to the sale on October 2001 of a significant portion of IRSA's real estate loans to Banko Sudameris Argentina S.A..

         Offices and other. Sales from Offices and other decreased 24.9% from Ps. 45.6 million during the fiscal year ended June 30, 2001 to Ps. 34.2 million during the fiscal year ended June 30, 2002. This decrease is primarily due to:
(i) a 22.1% decrease in revenues from office rents from Ps. 39.5 million in the fiscal year ended June 30, 2001 to Ps. 30.8 million in the fiscal year ended June 30, 2002 mainly due to decreases in occupancy rates in almost all rental properties and (ii) a 45.5% decrease in sales from commercial property rents from Ps. 6.2 million in the fiscal year ended June 30, 2001 to Ps. 3.4 million in the fiscal year ended June 30, 2002 mainly due to the sales of the properties: Florida 291, Santa Fe 1588 and Montevideo 1975.

         Shopping centers. Sales from Shopping Centers went down by 17.9%, from Ps. 94.5 million during the fiscal year ended June 30, 2001 to Ps. 77.6 million for the fiscal year ended June 30, 2002. The decrease in revenues from leases and services is mainly due to the recession that the Argentine economy has been suffering for over 4 years, which has resulted in a decrease in sales of tenants giving rise to a fall in both occupancy rates revenues from minimal rent and goodwill in all IRSA's shopping centers. The general occupancy rate of IRSA's shopping centers decreased from 94% as of June 30, 2001 to 92% as of June 30, 2002.

         Hotels. Sales from hotels went down 27.9%, from Ps. 40.9 million for the fiscal year ended June 30, 2001 to Ps. 29.5 million for the fiscal year ended June 30, 2002, due to a decrease in the average occupancy level of hotels from 58% in 2001 to 44% in 2002, as well as a decrease in rates, giving rise to a decrease in the sales from Hotel Sheraton Libertador of Ps. 5.2 million, from Hotel Intercontinental of Ps. 5.9 million and from Hotel Llao Llao of Ps. 0.3 million during this year.

         International. Sales from international operations decreased 64.1%, from Ps. 69.1 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002, mainly due to a decrease in the sales of Brazil Realty and the effect of the sale of Fondo de Valores Inmobiliarios S.A.C.A. ("FVI") on the sales of the international segment during this fiscal year. Sales from Brazil Realty went down by 61.9%, from Ps. 65.2 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002 due to the significant decrease in sales in Brazilian Reais between both fiscal years and in particular due to the non recurrence during 2002 of the sales of the JK Financial Center and Brasilinvest offices and the sale of IRSA's equity interest in such company in February
2002.


         COSTS

         Costs decreased 29.5%, from Ps. 172.0 million for the fiscal year ended June 30, 2001 to Ps. 121.4 million for the fiscal year ended June 30, 2002, mainly due to lesser costs from Development and Sale of properties, Hotels and International, which decrease was partially offset by an increase in the costs related to the operation of Offices and other and Shopping Centers. Total costs as a percentage of sales increased from 50.6% for the fiscal year ended June 30, 2001 to 57.4% for the fiscal year ended June 30, 2002.

         Development and Sale of properties. The costs of Development and Sales of properties decreased 45.1%, from Ps. 68.2 million for the fiscal year ended June 30, 2001 to Ps. 37.4 million for the fiscal year ended June 30, 2002, due to fewer sales of real properties. The costs of Development and Sale of properties as a percentage of sales from Development and Sale of properties increased from 75.9% for the fiscal year ended June 30, 2001 to 82.7% for the fiscal year ended June 30, 2002.

         Offices and other. Costs of Offices and other rose by 19.9%, from Ps.
8.9 million for the fiscal year ended June 30, 2001 to Ps. 10.7 million for the fiscal year ended June 30, 2002. The costs of Offices and other as a percentage of sales resulting from Offices and other increased from 19.6% for the fiscal year ended June 30, 2001 to 31.2% for the fiscal year ended June 30, 2002. The increase in the costs of Offices and other in absolute terms and as a percentage of sales is due to the decrease in the average occupancy rate from 89% during all fiscal year 2001 to 72% during all fiscal year 2002, which resulted in an increase in the maintenance costs of the unoccupied units, especially as regards common expenses. The main component of the cost of offices is represented by the depreciation of leased properties.

         Shopping Centers. The costs of Shopping Centers increased 4.3%, from Ps. 36.8 million for the fiscal year ended June 30, 2001 to Ps. 38.4 million for the fiscal year ended June 30, 2002, mainly due to the increase in the cost of rents derived from the recognition of a one-time loss for charges for expenses billed to the tenants in the fiscal year which were not recovered, which increase was partially offset by the reduction in the cost of sale of Torres de Abasto and the cost of Tarjeta Shopping operations. The costs of Shopping Centers as a percentage of sales resulting from Shopping Centers increased from 39.0% for the fiscal year ended June 30, 2001 to 49.5% for the fiscal year ended June 30, 2002. The main component of the cost of shopping centers in this fiscal year is represented by depreciation and amortization charges of leased properties, including the goodwill paid upon acquisition thereof.

         Hotels. Costs from hotel operations decreased 23.3%, from Ps. 27.1 million for the fiscal year ended June 30, 2001 to Ps. 20.8 million for the fiscal year ended June 30, 2002, primarily due to: (i) lower levels of activity in this segment; (ii) decrease in the constant value of the cost components of Hotels such as salaries, fees and services mainly on account of the effect of this last semester inflation and (iii) the restructuring carried out to offset the fall in the level of occupancy so as to attain greater efficiency. Hotel operating costs as a percentage of sales from hotels increased from 66.2% for the fiscal year ended June 30, 2001 to 70.5% for the fiscal year ended June 30, 2002 primarily due to the combination of lower sales reflecting the fall in occupancy rates and to lower rates compared to the previous fiscal year together with the same incidence in both fiscal years of fixed costs such as depreciation. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

         International. Costs of international operations fell by 54.7% from Ps.
31.0 million for the fiscal year ended June 30, 2001 to Ps. 14.1 million for the fiscal year ended June 30, 2002, due to (i) lower costs in Brazilian Reais attributable both to a lower level of sales and to the sale of such company in the preceding quarter, which resulted in Ps. 17.1 million decrease and (ii) a decrease in costs attributable to FVI as a consequence of the sale of IRSA's equity interest during the previous fiscal year. International operating costs as a percentage of sales from international operations went up from 44.9% for the fiscal year ended June 30, 2001 to 56.7% for the fiscal year ended June 30, 2002.

         GROSS PROFIT

         As a result of the foregoing, the gross profit decreased by 46.4% from Ps. 167.8 million for the fiscal year ended June 30, 2001 to Ps. 90.0 million for the fiscal year ended June 30, 2002.

         SELLING EXPENSES

         Selling expenses increased by 1.7% from Ps. 33.7 million for the fiscal year ended June 30, 2001 to Ps. 34.3 million for the fiscal year ended June 30, 2002, primarily due to the increase in Shopping Centers selling expenses and partially offset by the reduction in selling expenses of the Hotels, International and Sales and Development segments. Selling expenses as a percentage of sales increased from 9.9% for the fiscal year ended June 30, 2001 to 16.2% for the fiscal year ended June 30, 2002.

         Development and Sale of properties. Selling expenses for Development sand Sales decreased by 56.8% from Ps. 8.5 million for the fiscal year ended June 30, 2001 to Ps. 3.7 million during the fiscal year ended June 30, 2002, as a consequence of the decrease in sale operations during this fiscal year generating less direct selling expenses. Selling expenses of Development and Sale of properties as a percentage of sales from Development and Sale of properties decreased from 9.5% for the fiscal year ended June 30, 2001 to 8.1% for the fiscal year ended June 30, 2002. The main components of selling expenses of Development and Sale of properties are commissions and expenses from sales and advertising.

         Offices and other. Selling expenses of Offices and other increased by 1.9% from Ps. 0.47 million during the fiscal year ended June 30, 2001 to Ps.
0.48 million during the fiscal year ended June 30, 2002. Selling expenses of Offices and other properties as a percentage of sales from Offices and other increased from 1.0% for the fiscal year ended June 30, 2001 to 1.4% for the fiscal year ended June 30, 2002.

         Shopping Centers. Selling expenses of Shopping Centers rose by 96.1% from Ps. 11.4 million for the fiscal year ended June 30, 2001 to Ps. 22.3 million for the fiscal year ended June 30, 2002, resulting mainly from the increase in bad debts charges, that was partially offset with a decrease in advertising expenses, salaries and bonuses. Selling expenses of Shopping Centers as a percentage of sales from Shopping Centers increased from 12.0% for the fiscal year ended June 30, 2001 to 28.7% for the fiscal year ended June 30, 2002. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

         Hotels. Selling expenses dropped 30.0% from Ps. 4.7 million during the fiscal year ended June 30, 2001 to Ps. 3.3 million for the fiscal year ended June 30, 2002, primarily due to a decrease in advertising expenses and to a lesser extent a decrease in salaries and social security contributions in all Hotels. Selling expenses of Hotels as a percentage of sales from Hotels decreased from 11.6% for the fiscal year ended June

30, 2001 to 11.3% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and salaries.

         International. Selling expenses of international operations decreased by 47.3% from Ps. 8.7 million for the fiscal year ended June 30, 2001 to Ps. 4.6 million for the fiscal year ended June 30, 2002, basically due to (i) drop in selling expenses of FVI of Ps. 0.2 million as a result of the sale of such company in the previous fiscal year and (ii) a decrease in selling expenses of Brazil of Ps. 3.9 million as a result of the fall in the sale operations during this fiscal year, which originated less direct selling expenses, and of the sale of IRSA's equity interest in Brazil in February 2002. Selling expenses as a percentage of sales from international operations increased from 12.6% for the fiscal year ended June 30, 2001 to 18.4% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and commissions.

         ADMINISTRATIVE EXPENSES

         Administrative expenses decreased by 25.8%, from Ps. 50.7 million for the fiscal year ended June 30, 2001 to Ps. 37.6 million for the fiscal year ended June 30, 2002, due to lower expenses in all the segments. As a percentage of sales, administrative expenses rose from 14.9% for the fiscal year ended June 30, 2001 to 17.8% for the fiscal year ended June 30, 2002. The main components for the fiscal year are salaries and social security contributions, fees and compensations for services and depreciation and amortization.

         Development and Sale of properties. Administrative expenses of Development and Sale of properties decreased by 33.2% from Ps. 13.4 million for the fiscal year ended June 30, 2001 to Ps. 9.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, principally due to the effect of inflation during the last semester. Administrative expenses of Development and Sale of properties as a percentage of sales from Development and Sales increased from 15.0% for the fiscal year ended June 30, 2001 to 19.8% for the fiscal year ended June 30, 2002.

         Offices and other. The administrative expenses of Offices and other fell by 21.0% from Ps. 6.3 million for the fiscal year ended June 30, 2001 to Ps. 5.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, mainly due to the effect of inflation during the last semester. Administrative expenses of Offices and other as a percentage of the sales from this segment increased from 13.8% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002.

         Shopping Centers. Administrative expenses of Shopping Centers decreased by 20.1%, from Ps. 14.0 million for the fiscal year ended June 30, 2001 to Ps.
11.2 million for the fiscal year ended June 30, 2002 due to a general fall in administrative expenses, especially salaries and social security contributions, fees and compensations for services. Administrative expenses of Shopping Centers as a percentage of sales from Shopping Centers decreased from 14.9% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002. The main components of administrative expenses of Shopping Centers are salaries, fees for services and fees paid to Directors.

         Hotels. Administrative expenses of Hotels dropped by 11.1% from Ps. 9.8 million for the fiscal year ended June 30, 2001 to Ps. 8.7 million during the fiscal year ended June 30, 2002, basically due to the decrease during this fiscal year of all the administrative expenses of Llao Llao, Intercontinental and Sheraton Libertador Hotels, and especially due to reductions in fees for services, salaries and social security contributions. Administrative expenses of hotels as a percentage of sales from the hotel operation rose from 24% during the fiscal year ended June 30, 2001 to 29.6% during the fiscal year ended June 30, 2002. The main components of administrative expenses of hotel operation are salaries, fees for services depreciation and amortization.

         International. Administrative expenses of international operations decreased by 47.4%, from Ps. 7.2 million during the fiscal year ended June 30, 2001 to Ps. 3.8 million during the fiscal year ended June 30,

2002, mainly due to (i) a decrease in administrative expenses of FVI of Ps. 0.9 million as a result of the sale of such company in 2001 and (ii) a decrease in the administrative expenses of Brazil of Ps. 2.4 million. Administrative expenses as a percentage of sales from international operations increased from 10.4% during the fiscal year ended June 30, 2001 to 15.2% during the fiscal year ended June 30, 2002.

         (LOSS) GAIN ON PURCHASERS RESCISSIONS OF SALES CONTRACTS

         The losses resulting from the rescission of Torres de Abasto sales contracts varied from a loss of Ps. 0.01 million in the fiscal year ended June 30, 2001 to a profit of Ps. 0.03 in the fiscal year ended June 30, 2002.

         (LOSS) FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET

         Loss from operations and holdings of real estate assets, net, showed a Ps. 58.7 million loss change between both fiscal years, from a Ps. 6.3 million loss for the fiscal year ended June 30, 2001 to a Ps. 65.0 million loss for the fiscal year ended June 30, 2002. This decrease results mainly from the net result between (i) the gain obtained from the sale of IRSA's equity interest in Brazil Realty which amounted to Ps. 31.5 million in this fiscal year; (ii) the non-recurrence in 2002 of the Ps. 1.0 million loss attributable to the sale of IRSA's equity interest in FVI recognized in 2001 and (iii) the Ps. 91.2 million loss from the impairment of long-lived assets, which rose from Ps. 5.7 million during 2001 to Ps. 96.9 million during 2002. This Ps. 91.2 million loss from the impairment of long-lived assets between both fiscal years, was distributed among IRSA's segments as follows: (a) Development and Sales: Ps.
27.0 million, (b) Offices and Others: Ps. 39.8 million and (c) Shopping Centers:
Ps. 24.4 million.

         OPERATING INCOME

         As a result of the foregoing, the total operating income decreased from a Ps. 77.0 million gain during the fiscal year ended June 30, 2001 to a Ps. 46.9 million loss during the fiscal year ended June 30, 2002.

         Development and Sale of properties. Operating results from Development and Sales of properties showed an improvement, from a Ps. 4.1 million loss for the fiscal year ended June 30, 2001 to a Ps. 35.6 million loss for the fiscal year ended June 30, 2002.

         Offices and other. The operating results from Offices and other decreased from a Ps. 28.1 million profit for the fiscal year ended June 30, 2001 to a Ps. 23.6 million loss for the fiscal year ended June 30, 2002.

         Shopping Centers. The operating results from Shopping Centers decreased from a Ps. 28.1 million profit for the fiscal year ended June 30, 2001 to a Ps.
18.3 million loss for the fiscal year ended June 30, 2002.

         Hotels. The operating results from hotels increased from a Ps. 0.8 million loss for the fiscal year ended June 30, 2001 to a Ps. 3.4 million loss for the fiscal year ended June 30, 2002.

         International. The operating results from international operations increased 57.0% from Ps. 21.6 million for the fiscal year ended June 30, 2001 to Ps. 33.9 million for the fiscal year ended June 30, 2001 to 136.7% for the fiscal year ended June 30, 2002.

         FINANCIAL RESULTS, NET

         The financial, net results reflected an increase from a loss of Ps.
110.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 432.2 million during the fiscal year ended June 30, 2002. The total increase in financial results was primarily due to: (i) the increase in the net loss of Ps.
294.9 million as compared to the previous fiscal year due to the joint effect of the peso devaluation and inflation, the impact of foreign currency denominated net debts, partially offset by a Ps. 84.6 million reduction in financing expenses, which dropped from Ps. 100.7 million during 2001 to Ps. 16.1 million during 2002 as a result of the impact of the negative actual financing interest rate on IRSA's loans and (ii) an increase in the loss for financial transactions for Ps. 113.4 million as compared to 2001, mainly due to the fall in the value of the stock of Banco Hipotecario, to losses connected with investments such as Telecom stock, Pro1 bonds and FRB and the drop in the quotation of Quantum Fund during this fiscal year.

         NET (LOSS) IN EQUITY INVESTMENTS

         The net loss derived from affiliated companies showed an 80.9% reduction from a loss of Ps. 10.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 2.0 million during the fiscal year ended June 30, 2002, mainly due to a reduction in the loss derived from IRSA Telecommunicaciones investment for an aggregate amount of Ps. 8.0 million.

         OTHER (EXPENSES) INCOME, NET

         The other expenses, net line increased 51.3% from a loss of Ps. 5.6 million during the fiscal year ended June 30, 2001 to a loss of Ps. 8.5 million during the fiscal year ended June 30, 2002, basically due to: (i) the loss originated during the current fiscal year by the new tax on bank credits and debits for Ps. 1.8 million; (ii) the Ps. 1.3 million decrease in the results from the repurchase of Negotiable Obligations of Alto Palermo in the open market, from an income of Ps. 1.2 million during 2001 to a loss of Ps. 0.2 million during 2002; (iii) the loss resulting from a contingency due to lawsuits of Alto Palermo for Ps. 3.5 million, mainly resulting from a provision for a lawsuit brought by Carrefour supermarket in connection with the construction of Paseo Alcorta shopping center, which decreases were partially offset by (iv) lower charges from gifts and non-computable VAT as compared to the previous fiscal year for Ps. 3.7 million.

         LOSS BEFORE TAXES

         As a consequence of the factors described above, the loss before taxes and extraordinary results showed an increase from a Ps. 49.2 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 489.6 million during the fiscal year ended June 30, 2002.

         INCOME TAX

         Income tax increased 97.1% from Ps. 5.1 million during the fiscal year ended June 30, 2001 to Ps. 10.0 million during the fiscal year ended June 30, 2002 mainly due to the net variation between (i) the increase during the current fiscal year of IRSA's minimum presumed income tax charges by Ps. 3.6 million, as an income tax recovery for such amount was computed during 2001 as a result of the amendments of Law 25,360, and of Brazil's income tax by Ps. 1.6 million; and
(ii) the reduction during this fiscal year of the income tax charges of APSA group by Ps. 0.2 million and FVI by Ps. 0.2 million, due to the sale of this company during the previous fiscal year.

         ORDINARY (LOSS) INCOME FOR THE PERIOD

         As a consequence of the factors described above, the ordinary loss before extraordinary results showed an increase from a Ps. 54.3 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

         EXTRAORDINARY LOSS

         During the fiscal year ended June 30, 2002 no extraordinary results were registered as compared to the fiscal year ended June 30, 2001, when they amounted to a loss of Ps. 5.7 million due to IRSA's share in the results recognized by Llao Llao Resorts S.A. as a consequence of adjustments in the provisions recorded in connection with a lawsuit brought by the National Parks Administration (Administracion de Parques Nacionales).

         NET (LOSS) INCOME FOR THE PERIOD

         As a consequence of the factors mentioned above, the net loss for the fiscal year changed from a loss of Ps. 60.0 million during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

         SALES

         Sales decreased by 6.1% from Ps. 361.9 million in fiscal year 2000 to Ps. 339.8 million in fiscal year 2001, mainly due to a decrease in sales from hotels, international and offices and other non-shopping center rental properties segments, partially offset by increases in sales from shopping centers and development and sale of properties.

         Development and sale of properties. Sale from development and sale of properties increased by 11.5% from Ps. 80.6 million in fiscal year 2000 to Ps.
89.8 million for fiscal year 2001, primarily attributable to

         o an increase of Ps. 7.3 million relating to the sale of development properties, mainly April and

         o an increase of Ps. 9.8 million relating to the sale of undeveloped parcels of land, mainly Dique 4. These increases were partially offset by a decrease of Ps. 4.4 million relating to lower sales from Torres Jardin and Alto Palermo Park properties and a decrease of Ps.
            3.0 million relating to lower sales from other properties.

         Offices and other non-shopping center rental properties. Sales from offices and other non-shopping center rental properties decreased by 2.4% from Ps. 46.8 million in fiscal year 2000 to Ps. 45.6 million during fiscal year 2001. This decrease is primarily attributable to (i) a decrease in sales of Ps.
2.4 million from the properties Libertador 498 and Suipacha 652, respectively, and (ii) lower sales from Galerias Pacifico, which was sold during this year, as compared to Ps. 2.4 million for fiscal year 2000. These decreases were partially offset by higher sales stemming from Laminar Plaza of Ps. 5.0 million as compared to Ps. 3.1 million for fiscal year 2000, and from Edificios Costeros of Ps. 1.9 million as compared to Ps. 0.1 million for fiscal year 2000.

         Shopping centers. Sales from shopping centers rose by 5.8% from Ps.
89.2 million in fiscal year 2000 to Ps. 94.5 million in fiscal year 2001, primarily due to higher sales from credit card operations attributable to the opening of new points of sale for the marketing and selling of IRSA's branded credit card Tarjeta Shopping outside its shopping centers, and to the brand's positioning derived from an active commercial approach in shopping centers such as Abasto Shopping, Alto Avellaneda, Alto Palermo Shopping and Paseo Alcorta. The increase was partially offset by lower sales from leases and services due to a drop in the shopping centers' occupancy rate by 2.4%, thus decreasing from 96.76% as of June 30, 2000 to 94.36% as of June 30, 2001.

         Hotels. Sales from hotels decreased by 30.8% from Ps. 59.1 million in fiscal year 2000 to Ps. 40.9 million in fiscal year 2001, attributable to

         o a decrease in sales from Hotel Sheraton Libertador from Ps. 19.7 million in fiscal year 2000 to Ps. 16.0 million in fiscal year 2001 and from Hotel Intercontinental from Ps. 22.4 million in fiscal year 2000 to Ps. 16.4 million in fiscal year 2001 as a result of lower occupancy levels and average rates per room for fiscal year 2001; and

         o a decrease in sales from Hotel Llao Llao from Ps. 17.2 million in fiscal year 2000 to Ps. 8.4 million in fiscal year 2001 due to the sale of a 50% equity stake in Llao Llao Resorts in June 2000.

         International. Sales from international operations decreased 20.0%, from Ps. 86.2 million in fiscal year 2000 to Ps. 69.0 million in fiscal year 2001. IRSA's sales from Brazil Realty decreased by 9.0% from Ps. 71.6 million in fiscal year 2000 to Ps. 65.2 million in fiscal year 2001 due primarily to the effect of the Brazilian Reais devaluation in the third and fourth quarters of fiscal year 2001, which was not offset by the fact of higher sales or equity increases in this company. Since IRSA sold its equity interest in Fondo de Valores Inmobiliarios in December 2000, IRSA recognized lower sales from this investment in fiscal year 2001, from Ps. 14.8 million in fiscal year 2000 to Ps. 3.9 million in fiscal year 2001.

         COSTS

         Costs increased 2.6% from Ps. 167.7 million in fiscal year 2000 to Ps.
172.0 million in fiscal year 2001, mainly due to higher costs of development and sale of properties, offices and other non-shopping center rental properties and shopping centers, partially offset by a decrease in costs associated with hotels and international operations. Costs as a percentage of sales increased from 46.3% for fiscal year 2000 to 50.6% for fiscal year 2001.

         Development and sale of properties. Costs of development and sale of properties increased by 29.9% from Ps. 52.4 million in fiscal year 2000 to Ps.
68.1 million in fiscal year 2001, due to lower gross margin levels for fiscal year 2001 as compared to fiscal year 2000 despite the fact of higher property sales volume.

         Offices and other non-shopping center rental properties. Costs of offices and other non-shopping center rental properties increased 10.0% from Ps.
8.0 million in fiscal year 2000 to Ps. 9.0 million in fiscal year 2001. Costs of offices and other non-shopping center rental properties as a percentage of sales rose from 17.4% in fiscal year 2000 to 19.6% in fiscal year 2001. Although the most significant component of costs from office and other non-shopping center rental properties is depreciation (Ps. 7.4 million and Ps. 6.7 million in fiscal years 2001 and 2000, respectively), slightly lower occupancy rates for fiscal year 2001 as compared to fiscal year 2000 (from 93.1% to 92.0%) resulted in higher maintenance and other common expenses paid by IRSA for unoccupied units.

         Shopping Centers. Costs of shopping centers increased 8.3%, from Ps.
34.1 million in fiscal year 2000 to Ps. 36.7 million in fiscal year 2001, primarily due to (i) higher costs of credit card operations attributable to higher activity levels and (ii) higher costs from leases and services primarily due to increased depreciation and amortization and parking lots expenses. Costs of shopping centers as a percentage of sales increased from 38.1% in fiscal year 2000 to 39.0% in fiscal year 2001.

         Hotels. Costs of hotel operations dropped 29.6%, from Ps. 38.5 million in fiscal year 2000 to Ps. 27.0 million in fiscal year 2001, primarily due to lower salaries, bonuses and other fees as a result of the effect of cost reduction programs and improved efficiency levels and lower costs from Hotel Intercontinental and Hotel Llao Llao due to the sale of a 50% equity stake interest in Llao Llao Resorts. Costs of hotel operations as a percentage of sales increased from 65.1% in fiscal year 2000 to 66.2% in fiscal year 2001.

         International. Costs of international operations decreased 10.4% from Ps. 34.7 million in fiscal year 2000 to Ps. 31.1 million in fiscal year 2001, primarily due to the net effect of (i) lower costs from Brazil Realty operations due to the effect of the Brazilian Reais devaluation and improved efficiency, and (ii) the sale of IRSA's equity interest in Fondo de Valores
Inmobiliarios in December 2000, thus resulting in the recognition of only six months of costs in fiscal year 2001 as compared to a full year of operations for fiscal year 2000. Costs of international operations as a percentage of sales increased from 40.1% in fiscal year 2000, to 44.9% in fiscal year 2001.

         TOTAL GROSS PROFIT

         As a result of the foregoing, total gross profit decreased 13.6% from Ps. 194.2 million in fiscal year 2000 to Ps. 167.8 million in fiscal year 2001.

         SELLING EXPENSES

         Selling expenses decreased 8.5%, from Ps. 37.0 million in fiscal year 2000 to Ps. 33.8 million in fiscal year 2001, primarily due to lower selling expenses related to the offices and other non-shopping center rental properties, shopping centers and hotels business segments partially offset by higher selling expenses associated with the development and sale of properties and international business segments. Selling expenses as a percentage of total sales decreased from 10.2% in fiscal year 2000 to 9.9% in fiscal year 2001.

         Development and sale of properties. Selling expenses of development and sale of properties increased 80.4%, from Ps. 4.7 million in fiscal year 2000 to Ps. 8.4 million for fiscal year 2001, primarily attributable to higher sale levels for fiscal year 2001, which resulted in higher direct selling expenses and other expenses related mainly to the Alto Palermo Park project, derived from an agreement signed with Perez Companc. Selling expenses of development and sale of properties as a percentage of sales increased from 5.9% in fiscal year 2000 to 9.5% in fiscal year 2001.

         Offices and other non-shopping center rental properties. Selling expenses of offices and other non-shopping center rental properties decreased 19.3%, from Ps. 0.6 million in fiscal year 2000 to Ps. 0.4 million in fiscal year 2001 due to lower doubtful accounts recorded during fiscal year 2001 as compared to the previous year. Selling expenses of offices and other non-shopping center rental properties as a percentage of sales decreased from 1.2% in fiscal year 2000 to 1.0% in fiscal year 2001.

         Shopping centers. Selling expenses of shopping centers decreased 40.5% from Ps. 19.1 million in fiscal year 2000 to Ps. 11.4 million in fiscal year 2001, basically due to: (i) a decrease of 8.5% in bad debts charged; (ii) a decrease in advertising expenses of 71.8%, basically due to the discontinuation of the Altochecks promotional campaign during fiscal year 2001; and (iii) lower fees for services. Selling expenses of shopping centers as a percentage of sales decreased from 21.4% in fiscal year 2000 to 12.0% in fiscal year 2001.

         Hotels. Selling expenses dropped 26.7%, from Ps. 6.5 million in fiscal year 2000 to Ps. 4.7 million in fiscal year 2001, mainly attributable to: (i) a decrease of Ps. 0.4 million in advertising expenses associated with IRSA's
Hotel Sheraton Libertador operations; and (ii) the sale of a 50% equity stake in Llao Llao Resorts in June 2000, thus resulting in the recognition of 50 % equity interest of related selling expenses in fiscal year 2001 as compared to a 100% equity interest for fiscal year 2000. Selling expenses of hotel operations as a percentage of sales increased from 10.9% in fiscal year 2000 to 11.6% in fiscal year 2001.
         International. Selling expenses of international operations increased 43.7%, from Ps. 6.1 million in fiscal year 2000 to Ps. 8.6 million in fiscal year 2001, primarily due to: (i) the recognition of expenses related to construction projects and the increase in selling and advertising expenses; and
(ii) the increase in the average equity interest in Brazil Realty. Selling expenses of international operations as a percentage of sales increased from 7.0% in fiscal year 2000 to 12.6% in fiscal year 2001.

         ADMINISTRATIVE EXPENSES

         Administrative expenses decreased 8.8%, from Ps. 55.6 million in fiscal year 2000 to Ps. 50.7 million fiscal year 2001, primarily attributable to lower administrative expenses related to IRSA's development and sale of properties, offices and other non-shopping center rental properties, hotels and International business segments, partially offset by higher administrative expenses stemming from IRSA's shopping centers segment. As a percentage of total sales, administrative expenses decreased from 15.4% in the fiscal year 2000 to 14.9% in the fiscal year 2001.

         Development and sale of properties. Administrative expenses of development and sale of properties decreased 11.6% from Ps. 15.3 million in fiscal year 2000 to Ps. 13.5 million in fiscal year 2001, primarily due to lower salaries, fees and other compensation for services. Administrative expenses of development and sale of properties as a percentage of respective sales decreased from 18.9% in fiscal year 2000 to 15.0% in fiscal year 2001.

         Offices and other non-shopping center rental properties. Administrative expenses of offices and other non-shopping center rental properties decreased 5.5%, from Ps. 6.7 million in fiscal year 2000 to Ps. 6.2 million in fiscal year 2001, primarily due to lower salaries, fees and other compensation for services. Administrative expenses of offices and other non-shopping center rental properties as a percentage of respective sales decreased from 14.2% in fiscal year 2000 to 13.8% in fiscal year 2001.

         Shopping centers. Administrative expenses of shopping centers increased 13.4%, from Ps. 12.3 million in fiscal year 2000 to Ps. 14.1 million in fiscal year 2001, primarily attributable to an increase in salaries, bonuses and fees for services associated with IRSA's credit card operations, partially offset by lower salaries and bonuses related to IRSA's shopping center operations. Administrative expenses of shopping centers as a percentage of respective sales increased from 13.9% in fiscal year 2000 to 14.9% in fiscal year 2001.

         Hotels. Administrative expenses of hotel operations decreased 12.9%, from Ps. 11.4 million in fiscal year 2000 to Ps. 9.8 million in fiscal year 2001, primarily due to (i) a decrease in salaries and other compensation expenses associated with Hotel Sheraton Libertador and Hotel Intercontinental operations and (ii) the sale of a 50% equity stake in Llao Llao Resorts in June 2000, thus resulting in the recognition of 50% equity interest of related administrative expenses in fiscal year 2001 as compared to a 100% equity interest for fiscal year 2000. Administrative expenses of hotel operations as a percentage of respective sales increased from 19.1% in fiscal year 2000 to 24.0% in fiscal year 2001.

         International. Administrative expenses of international operations decreased 29.2%, from Ps. 10.2 million in fiscal year 2000 to Ps. 7.3 million in fiscal year 2001, primarily due to the sale of IRSA's equity interest in Fondo de Valores Inmobiliarios in December 2000, thus resulting in the recognition of only six months of related administrative expenses in fiscal year 2001 as compared to a full year of operations for fiscal year 2000. Administrative expenses of international operations as a percentage of respective sales decreased from 11.7% in fiscal year 2000 to 10.4% in fiscal year 2001.

         LOSS ON PURCHASERS RESCISSIONS OF SALES CONTRACTS

         During the fiscal year 2000, IRSA suffered a loss of Ps. 1.6 million as a consequence of the rescission of certain Torres de Abasto sales contracts due to the failure of purchasers to fulfill their obligations. IRSA experienced minor rescissions during the fiscal year 2001, amounting to Ps. 0.01 million.

         LOSS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET

         Losses from operations and holdings of real estate assets increased from Ps. 2.7 million in fiscal year 2000 to Ps. 6.2 million in fiscal year 2001, primarily due to: (i) the write-down of certain property (mainly related to Torres Jardin and Constitucion 1111) totaling Ps. 5.6 million for fiscal year 2001 as compared to Ps. 0.7 million for fiscal year 2000; (ii) a loss of Ps. 1.0 million related to the sale of IRSA's equity interest in Fondo de Valores Inmobiliarios in December 2000; and (iii) a non-recurrent loss of Ps. 2.7 million related to the sale of the shares of Parque Arauco S.A. during last fiscal year.

         OPERATING INCOME

         As a result of the foregoing, total operating income decreased 21.0%, from Ps. 97.5 million in fiscal year 2000 to Ps. 77.0 million in fiscal year 2001. Operating margin dropped 15.9%, from 26.9% in fiscal year 2000 to 22.7% in fiscal year 2001.

         Development and sale of properties. Operating income from development and sale of properties decreased from a gain of Ps. 5.9 million in fiscal year 2000 to a loss of Ps. 4.1 million in fiscal year 2001.

         Offices and other non-shopping center rental properties. Operating income from offices and other non-shopping center rental properties decreased 10.5%, from Ps. 31.3 million in fiscal year 2000 to Ps. 28.0 million in fiscal year 2001. Operating margin for offices and other non-shopping center rental properties decreased from 67.2% in fiscal year 2000 to 61.5% in fiscal year 2001.

         Shopping centers. Operating income from shopping centers increased 35.4%, from Ps. 23.9 million in fiscal year 2000 to Ps. 32.3 million in fiscal year 2001. Operating margin for shopping centers increased from 26.7% in fiscal year 2000 to 34.1% in fiscal year 2001.

         Hotels. Operating income from hotel operations decreased from Ps. 3.0 million in fiscal year 2000 to a loss of Ps. 0.7 million in fiscal year 2001.

         International. Operating income from international operations fell 35.7%, from Ps. 33.6 million in fiscal year 2000 to Ps. 21.5 million in fiscal year 2001. Operating margin for international operations decreased from 38.9% in fiscal year 2000 to 31.3% in fiscal year 2001.

         FINANCIAL RESULTS, NET

         Total financial results, net, decreased 87.4% from a loss of Ps. 58.8 million in fiscal year 2000 to a loss of Ps. 110.4 million in fiscal year 2001. The decrease in total financial results is mainly attributable to

         o a loss of Ps. 13.3 million in fiscal year 2001 arising from the devaluation of the Brazilian currency net of the effects of the inflation over the book value of Brazil Realty compared to a gain of Ps. 7.4 million in fiscal year 2000;

         o higher interest expenses of Ps. 21.3 million in fiscal year 2001, attributable to the higher average indebtedness at higher rates in fiscal year 2001;

         o the write-off of certain deferred expenses related to aborted capital market transactions, and

         o the decline of the fair market value of the shares of Banco Hipotecario S.A., resulting in a loss of Ps. 15.3 million in fiscal year 2001 as compared to a loss of Ps. 7.6 million in fiscal year 2000.

         NET (LOSS) INCOME IN EQUITY INVESTMENTS

         Net loss in affiliated companies represents the share of the earnings or losses of related companies of IRSA. Net loss in affiliated companies increased Ps. 9.0 million, from a Ps. 1.3 million loss in fiscal year 2000 to a Ps. 10.4 million loss in fiscal year 2001, primarily attributable to losses generated by IRSA's new investments in Latin American Econetworks and IRSA Telecomunicaciones N.V. totaling Ps. 7.4 million in fiscal year 2001, and to a lesser extent to losses generated by APSA's investments in Perez Cuesta and E-Commerce Latina, totaling Ps. 1.3 million in fiscal year 2001 as compared to Ps. 0.01 for the previous fiscal year.

         OTHER EXPENSES, NET

         Other expenses, net decreased 52.8%, from Ps. 12.0 million in fiscal year 2000 to Ps. 5.6 million in fiscal year 2001, basically attributable to an increase in gains from the repurchase of PARCKS in the open market, from a loss of Ps. 3.6 million during fiscal year ended June 30, 2000 to a gain of Ps. 1.2 during fiscal year ended June 30, 2001; a decrease in other expenses of Fondo de Valores Inmobiliarios due to the recognition of the indemnity for the rescission of the management contract with Asesoria Financiera Velutini y Asociados C.A. recorded during fiscal year ended June 30, 2000, and a decrease in other income from hotel activity as compared with that at June 30, 2000.

         (LOSS) GAIN BEFORE TAXES

         As a result of the foregoing, (loss) income before taxes and extraordinary loss decreased from a gain of Ps. 25.2 million in fiscal year 2000 to a loss of Ps. 49.3 million in fiscal year 2001.

         EXTRAORDINARY LOSS

         In fiscal year 2001, IRSA recognized a Ps. 5.6 million extraordinary loss representing its proportionate share of the extraordinary loss recorded by one of its subsidiaries, Llao Llao Resorts. This loss relates to the judgment against this company entered by Parques Nacionales, a governmental agency, following a dispute on the amount of the selling price of the Hotel Llao Llao, sole asset of the subsidiary; Llao Llao Resorts had filed an appeal contending the verdict was erroneous as a matter of law, both as to liability and damages, and the plaintiff filed a cross appeal, which outcome resulted adverse to IRSA's subsidiary. IRSA recorded no extraordinary items in fiscal year 2000.

         INCOME TAX

         This line item includes the income tax and asset tax charges. Income tax decreased 63.1%, from Ps. 13.6 million in fiscal year 2000 to Ps. 5.0 million in fiscal year 2001, primarily due to (i) the net charge to income currently of Ps. 9.0 million in respect of the asset tax, and Ps. 2.5 million in respect of income tax of APSA, and (ii) the increase in the income tax of Ps.
1.3 million reported by Brazil Realty and Ps. 1.0 million reported by Inversora Bolivar.

         The statutory rate for those periods was 35.0%. IRSA does recognize deferred taxes. The difference between the statutory rate and the effective rate is due to the allocation of temporary differences.

         NET (LOSS) GAIN INCOME FOR THE PERIOD

As a result of the foregoing, net (loss) income decreased from a gain of Ps. 11.6 million in fiscal year 2000 to a loss of Ps. 59.8 million in fiscal year 2001.

         IRSA'S LIQUIDITY AND CAPITAL RESOURCES

         IRSA's liquidity and capital resources include cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financings and sales of real estate investments.

         As of June 30, 2002, IRSA had a working capital deficiency of Ps. 469.8 million. At the same date, it had cash and cash equivalents totaling Ps. 25.3 million a decrease of 13.7% from Ps. 33.3 of cash and cash equivalents held as of June 30, 2001.

         IRSA's operating activities resulted in net cash inflows of Ps. 47.3 million, Ps. 95.9 million and Ps. 123.8 million for fiscal years 2002, 2001 and 2000, respectively. Net cash inflows for fiscal year 2002 significantly decreased from net cash inflows for fiscal year 2001, primarily due to low in IRSA's operating results caused by the economic recession. The operating cash inflows for fiscal year 2002, primarily resulted from the increase financial results of Ps. 301.1 million, the decrease in investments for Ps. 16.1 million and in a decrease of receivables for Ps. 38.0 million. The operating cash inflows for fiscal year 2001 primarily resulted from operating gains of Ps. 7.9 million, a decrease in inventories of Ps. 52.2 million and an increase in accrued interest of Ps. 55.0 million, partially offset by an increase in investment of Ps. 34.8 million. The operating cash inflows for fiscal year 2000 primarily resulted from operating gains of Ps. 23.3 million, decreases in investments and inventories totaling Ps. 51.1 million and an increase in accrued interest of Ps. 44.6 million.

         IRSA's investing activities resulted in net cash outflows of Ps. 17.5 million for fiscal year 2002, net cash inflows of Ps. 72.8 million for fiscal year 2001 and net cash outflows of Ps. 33.5 million for fiscal year 2000. In December 2000, IRSA sold its equity interest in Fondo de Valores Inmobiliarios for US$ 67.0 million and in February 2002 its investment in Brazil Realty for US$ 44.2 million. In fiscal years 2002, 2001 and 2000, IRSA purchased and/or invested in existing properties for Ps. 24.0 million, Ps. 9.0 million, Ps. 20.9, respectively. In fiscal year 2002, IRSA also granted loans to related parties for Ps. 94.4 million.

         IRSA's net cash used in financing activities of Ps. 37.9 million for fiscal year 2002 was primarily due to the payment of short term debt partially offset by the income for new loans for Ps. 151.3 million. Net cash used in financing activities of Ps. 164.6 million for fiscal year 2001 was primarily due to the repayment of short-term and long-term indebtedness and seller financing for Ps. 403.9 million and Ps. 80.4 million of cash paid to repurchase shares of IRSA's common stock outstanding, partially offset by Ps. 129.2 million proceeds from the sale of IRSA's convertible notes in December 2000 and Ps. 195.4 million proceeds from other short-term and long-term indebtedness. Net cash used in financing activities of Ps. 104.4 million for fiscal year 2000 was primarily due to the repayment of IRSA's convertible notes and other short-term and long-term indebtedness and cash dividends paid of Ps. 373.8 million and Ps. 29.9 million of cash paid to repurchase shares of IRSA's common stock outstanding, partially offset by Ps. 287.4 million proceeds from other short-term and long-term indebtedness.

       IRSA believes that the restructuring of its existing debt, the issuance of the convertible notes and the sale of non-core assets, together with its cash generating activities, will provide IRSA with the working capital necessary to cover its needs and invest as opportunities may rise.

         IRSA'S INDEBTEDNESS

         IRSA's total outstanding debt as of June 30, 2002 was Ps. 566.4 million of which 93.11% is dollar-denominated. Of their total debt, at such date, 100% was short-term debt.

         Pursuant to Decree No. 214, part of IRSA's indebtedness was "pesified," although a large portion, governed by foreign laws continued to be dollar-denominated. "Pesified" indebtedness is to be adjusted by the CER index.

         Between January and June of 2002, IRSA repaid "pesified" short-term debt in an aggregate amount of Ps. 46.7 million with the proceeds of the sale of Brazil Realty and cash from operations, using rescheduled time deposits as payment. Repayment was made at discounts on the original U.S. dollar value of the debt and on the converted Peso value of the debt. Nevertheless, IRSA currently intends to continue selling assets in order to raise funds to repay their debt.

         Syndicated Credit Facility and Floating. On May 24, 2000, IRSA entered into a US$ 80 million syndicated loan arranged by BankBoston N.A. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points.

         Amounts owing under the syndicated credit facility were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, IRSA could not make the scheduled payment on that date. As explained below, IRSA renegotiated this facility under new conditions.

         On December 18, 2000, IRSA issued US$ 43.5 million unsecured Class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. IRSA's floating rate notes matured in December 2001, and IRSA was unable to pay the principal then due. As a result of such non-payment, in December 2001, IRSA entered into negotiations with the holders of the floating rate notes and to date has been able to obtain short-term deferrals of its obligation to pay such matured notes. On February 8, 2002, IRSA agreed with its holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, principal and interest on the floating rate notes were due in full on November 14, 2002 and were further renegotiated as explained below. The capitalization of interest due on October 31, 2002 was also agreed upon with the holders. On May 15, 2002, IRSA partially repurchased from Banco Sudameris its participation in the mentioned convertible note for US$ 6.8 million.

         The floating rate notes and the syndicated credit facility included various restrictive covenants, which among other things, require IRSA to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, repurchases of stock and investments. As of June 30, 2002, IRSA was not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders and banks in relation to such covenants. To avoid possible acceleration from debtors, IRSA obtained waivers to these financial covenants from the lenders under the syndicated credit facility and several amendments were agreed on with the holders of floating rate notes.

         After months of negotiations, IRSA has finished the restructuring of its debt under the US$ 80 million loan agreement and the outstanding US$ 41.2 million floating rate notes. IRSA signed on November 15, 2002 a "Refinancing Framework Agreement" with its six bank creditors (Banca Nazionale del Lavoro S.A., BankBoston N.A., Banco de la Ciudad de Buenos Aires, HSBC Bank Argentina S.A., Banco Itau S.A., New York Branch and Banco de la Nacion Argentina, New York Branch) to refinance its debt under the following scheme:

         o  US$ 13.6 million cash down payment reducing the principal;

         o US$ 15.0 million of the 8% convertible notes due 2007 which were recently offered by IRSA were subscribed by BankBoston which allowed IRSA to cancel a portion of our old debt;

         o US$ 37.4 million secured floating rate notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points. These notes will be secured with a first priority mortgage on some of its real estate properties for a total value of US$ 18.7 million; and

         o US$ 51.0 million unsecured credit facility due 2009. 69% of the Facility will bear an interest rate of 90-day LIBOR plus 200 basic points while the remaining will bear a fixed step up rate ranging from 5.5% to 6.5%.

         Loan from Goldman Sachs. On January 31, 2002, and on April 30, 2002 IRSA did not pay to "Goldman Sachs" two equal installments of US$ 6.6 million plus reasonable costs and interest. On October 7, 2002, Goldman Sachs sent IRSA a letter claiming that since January 31, 2002, IRSA has been in default under its obligations under the amended shareholders agreement dated November 9, 2001. On November 21, 2002, together with Goldman Sachs, IRSA signed a Letter Agreement in which IRSA agrees to cancel the US$ 16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.

       Subordinated Intercompany Loan to APSA. On February 8, 2002 IRSA and Parque Arauco, principal shareholders of APSA, subordinated the collection of loan receivables granted by IRSA to APSA to the repayment of principal and interest on APSA's US$ 120 million Senior Notes and on its short-term debt. If APSA defaults on its indebtedness, due to cross-default provisions in the agreements that govern IRSA's syndicated credit facility and floating rate notes, any event of default under any of their Senior Notes, Notes or their swap agreement would also constitute an event of default under IRSA's financial agreements. If IRSA and APSA are unable to reach a satisfactory agreement with creditors and they accelerate APSA's and/or IRSA's financial debt or otherwise exercise remedies, IRSA and APSA will not be able to honor payment obligations and will likely be forced to restructure their liabilities and seek the protection of the bankruptcy courts. As of June 30, 2002, APSA's debt to IRSA was Ps. 40.6 million. The loan was used to suscribe the convertible notes that APSA issued on July 19, 2002.

       Loan to Hoteles Argentinos. In January 2001, IRSA's subsidiary Hoteles Argentinos S.A., owner of 100% of Hotel Sheraton Libertador, obtained a US$ 12.0 million loan from BankBoston N.A. The maturity date is January 2006 and the loan bears interest on a quarterly basis at the LIBO rate plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not pesified and remains in U.S. dollars due to the fact it is governed by New York law. As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system Hoteles Argentinos did not pay for the principal installments of US$ 300.000 each, that were due on January 26, April 29, July 29 and October 26 , 2002, and the interest installment due on July 29 and October 26, 2002, for a total amount of US$ 315.000, under the US$ 12.0 million loan.. Although Hoteles Argentinos' Management is currently seeking to renegotiate its debt with its creditors, IRSA cannot assure you that an agreement will be reached.

         Unsecured Short-term Debt. As of June 30, 2002, IRSA had outstanding short-term uncollateralized loans totaling Ps. 3.5 million, including accrued interest. Generally, IRSA's short-term uncollateralized borrowings are in the form of overdraft facilities and bank loans with an original maturity of less than one year. The weighted average interest rates on uncollateralized short-term debt were 8.0 % plus CER and 10.2% as of June 30, 2002 and 2001, respectively. All these loans were paid by June 30, 2002. IRSA generally uses the proceeds from these borrowings for working capital needs and other general corporate purposes.

         Collateralized Loans. As of June 30, 2002, IRSA also had outstanding collateralized loans totaling Ps. 100.2 million, including accrued interest at period-end. IRSA's collateralized loans are comprised of several loans which accrue interest at fixed/variable rates ranging from 6.56% to 25.00% due at various dates through October 2006. Loans amounting Ps. 42.8 million are collateralized with a mortgage over the Sheraton Libertador Hotel which has a book value of Ps. 31.7 million. The remaining loans, amounting to Ps. 57.4 million and are collateralized with Palermo Invest shares, representing the company's ownership of Alto Palermo Plaza and Alto Palermo Park with a net book value of Ps. 120.7 million. Also, certain of these collateralized loans require IRSA to meet certain financial tests and to comply with certain other customary covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and others.

         Other Loans Recently Repaid. On October 11, 2001, Banco Galicia granted us a Ps. 7.0 million loan with a one-year maturity. The loan accrued interest at Encuesta corregida rate (rate reported daily by Argentine Central Bank which represents the average paid by banks on 30-35 day dollar denominated deposits of over Ps. 1,000,000) plus 500 basis points. According to Decree No. 214, this loan was pesified. In May 2002 IRSA repaid this loan in full at a discount to its Peso value by tendering rescheduled time deposits in payment.

         Cyrela Loan. On August 29, 2001 IRSA obtained a loan from Cyrela Capital Management Ltd. for US$ 10.0 million. This loan was payable on June 5, 2002 and accrued interest at 12% annually. This loan was secured by pledging 8,089,800 shares and 591,020 ADSs of Brazil Realty. IRSA repaid this loan in full upon the sale of its interest in Brazil Realty in February 2002.

         Notes convertible into common shares of IRSA. On October 15, 2002, IRSA initiated a preemptive rights offering to subscribe for 100,000,000 units consisting of US$ 100.0 million of its 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of its common stock. The convertible notes may be converted into shares of its common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5571 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6686). The rights offering to holders of its common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering. The offering was fully subscribed and the funds have already been received by IRSA. IRSA intends to use and it was partially used, the proceeds of the offering to facilitate the renegotiation or partial payment of its outstanding debt, to finance its working capital and other general corporate purposes, and to acquire APSA's second tranche of convertible notes, if offered.


         IRSA'S CAPITAL EXPENDITURES

         During the fiscal year ended June 30, 2002 IRSA had capital expenditures of Ps. 43.3 million. IRSA made investments in fixed assets for Ps.
24.0 million primarily to the acquisition of Costeros Dique IV in the office segment for Ps. 18.3 million and in undeveloped parcels of land for Ps. 3.0 million primarily in Dique III for Ps. 2.2 million and in IRSA's subsidiaries and equity investees for Ps. 19.3 million.

         During fiscal year ended June 30, 2001, IRSA had capital expenditures of Ps. 61.3 million. IRSA made investments in related companies of Ps. 52.3 million primarily in Brazil Realty for Ps. 13.8 million, APSA for Ps. 11.9 million and Latin American Econetworks for Ps. 10.2 million. IRSA also made investments in fixed assets for Ps. 6.8 million primarily to the acquisition of a property in the office segment for Ps. 2.4 million and in the hotels segment for Ps. 2.5 million. IRSA also invested Ps. 2.2 million in undeveloped parcels of land.

         During fiscal year ended June 30, 2000, IRSA had capital expenditures of Ps. 37.3 million. They made investments of Ps. 16.3 million, primarily to acquire 8.0% of Banco de Credito y Securitizacion S.A. for Ps. 9.8 million and to acquire Red Alternativa and Alternativa Gratis for Ps. 5.9 million. IRSA also made investments of Ps. 8.0 million in fixed assets, consisting primarily of Ps.
4.4 million in the hotel segment and investments of Ps. 12.9 million in undeveloped parcels of land, consisting primarily of Ps. 10.5 million in Puerto Madero Dock 3 and Ps. 2.2 million in Puerto Retiro.



       IRSA believes that the restructuring of its existing debt, the issuance of the convertible notes and the sale of non-core assets, together with its cash generating activities, will provide IRSA with the working capital necessary to cover its needs and invest as opportunities may rise.


       In September 2002, IRSA purchased the Piscis Hotel in Valle de Las Lenas for US$ 1.4 million and during the first quarter of fiscal year 2003, IRSA acquired 30.955% of the share ownership of and US$ 3.7 million convertible notes due October 31, 2005 of Valle de Las Lenas S.A. for US$ 2.4 million.


       IRSA'S U.S. GAAP RECONCILIATION

       The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net (loss) income for each of the three years in the period ended June 30, 2002, and the amount of total shareholders' equity as of June 30, 2002 and 2001 to the extent summarized in Note 19 to the Financial Statements.

       The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

       (i) the impact of certain U.S. GAAP adjustments on equity investees;

       (ii)    the accounting for derivatives and hedging activities;

       (iii)   the accounting for options to acquire marketable securities;

       (iv)    the accounting for the management ownership plan;

       (v) the application of different useful lives for depreciation purposes;

       (vi) the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

       (vii) the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

       (viii)  the accounting for securitization programs;

       (ix)    the accounting for available for sale securities;

       (x)     the recognition of deferred income taxes; and

       (xi) the effect on minority interest of the foregoing reconciling items.

       In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 19 to IRSA's annual financial statements as of June 30, 2002, 2001 and 2000, included elsewhere in this annual report for details.

       Net income (loss) under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000 was approximately Ps. (499.6) million, Ps. (60.0) million and Ps.
11.6 million, respectively, as compared to approximately Ps. (650.9) million, Ps. 20.0 million and Ps. (16.9) million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of June 30, 2002, 2001 and 2000, was Ps.460.4, Ps. 960.0 million and Ps. 1,100.4 million, respectively, as compared to Ps. 329.5 million, Ps. 877.9 million and Ps. 1,026.4 million, respectively, under U.S. GAAP.


               D. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

         Investments in technology amounted to Ps. 1.1 million, Ps. 3.91 million and Ps. 5.67 million for the fiscal years 2002, 2001 and 2000 respectively. Total technology investments aimed at increasing the productivity of purchased land amounted to Ps. 11.2 million for such three fiscal years ended in 2002.

         We do not have any patents or licenses that are material for the conduct of our business.


BUSINESS ACQUISITIONS

         YEAR ENDED JUNE 30, 2000

         In May 2000, we acquired a 70% equity interest in Futuros y Opciones.Com S.A., a private owned Argentine corporation for Ps. 3.1 million, of which Ps. 1.6 million was paid in cash in May 2000 and Ps. 1.17 million within a six-month period as from acquisition date. The remaining Ps. 0.4 million was placed into an escrow account and will be released in May 2003 provided that no contingencies arise.

         The acquisition was accounted for using the purchase method. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. The excess of the purchase price over the fair market value of the assets acquired of Ps. 2.9 million has been allocated to goodwill and is being amortized over 5 years using the straight-line method.

         Under the shareholders agreement, we will provide short term funding to Futuros y Opciones.Com S.A. in the amount of approximately Ps. 2.7 million for future development. On April 16, 2002 an agreement was signed whereas Cresud completed the abovementioned contribution.

         YEAR ENDED JUNE 30, 1999

         On May 20, 1999 we acquired an additional 29.99% equity interest in Agro Riego, becoming the owner of almost 100% of its capital stock, for US$ 1.9 million, US$ 0.9 million of which was seller financed. In connection with the acquisition, we recorded a gain of Ps. 1.2 million, representing the excess of the book value of the minority interest over the purchase price.


FARM SALES

         YEAR ENDED JUNE 30, 2002

         On August 30, 2002 the Company's Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

         During May 2002, we sold a 3,240 hectares plot of El Coro farm, for Ps.
2.29 million and in a subsequent sale a 1,432 hectare plot for Ps. 1.0 million. The total sale of El Coro generated a profit of Ps. 3.03 million.

         On May 8, 2002, we signed the deeds of sale for two plots of the 6,149 hectare La Sofia farm. The two plots of the farm were purchased in 1997, and since then, they had undergone an extensive transformation due to the implementation of the no tillage system. At the date of sale, 100% of the farm's surface was devoted to agriculture. The sale price was US$ 10 million which was paid at the date of the signing of the deeds and the taking possession of the plots. Crops for the 2001/2002 season, which will be harvested during May and June, will remain our property. We believe that the sale of La Sofia was an attractive opportunity for us, because the sale price was higher than the farm's book value, and the sale generated a Ps. 11.5 million profit.

         On August 3, 2001, a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

         In December 2001, we sold a 5,649 plot of El Coro farm, in the district of Rio Seco, Province of Cordoba, for US$4.5 million.

         YEAR ENDED JUNE 30, 2001

         On September 11, 2000 we signed a bill of sale for El Banadito, covering 1,789 hectares in the district of Ines Indart, Salto, Province of Buenos Aires. The price arranged for this sale was US$6.2 million and included the sale of the dairy farm, silo plants and other chattels. This transaction represented a profit of roughly Ps. 5.5 million.

         On December 4, 2000 a bill of sale was signed for the farm Tourne, of 19,614 hectares, in the district of Vera, Province of Santa Fe. The sale price amounted to US$ 2.8 million, and included the sale of the farm and other real estates. This sale generated an approximate loss of Ps. 0.4 million.

         YEAR ENDED JUNE 30, 1999

         On September 29, 1998 we sold El Meridiano farm, covering 6,302 hectares, in the Province of Buenos Aires, for total consideration of US$ 11.0 million, resulting in a gain of Ps. 6.6 million.

         On May 26, 1999 we sold Runciman farm, covering 3,128 hectares, in the Province of Santa Fe, for total consideration of US$16.8 million and included the sale of facilities, the dairy farm, the silo plant and other movable property, resulting in a gain of Ps. 11.7 million.


                               D.TREND INFORMATION

         FACTORS AFFECTING THE FUTURE DEVELOPMENT OF THE COMPANY

         Our future operating results may be affected by variations in some factors, such as adverse changes in the price of commodities or the yield of crops. Accordingly, historical tendencies may not be used to forecast future results. Our past results must not be considered indicative of our future performance. For purposes of minimizing such risks associated with weather and price factors, we apply hedging by means of futures and option agreements in the grain market, and the geographic diversification of production.

         PRODUCTION AND SALES

         We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

         The following table shows the breakdown of owned and leased land used for each of our principal production activities:

                                                           YEAR ENDED JUNE 30,
                  ----------------------------------------------------------------------------------------------------
                           1999(1)                  2000(1)                  2001(1)                   2002(1)
                  -------------------------  ----------------------   ---------------------    -----------------------
                    LEASED       OWNED (2)    LEASED      OWNED (2)    LEASED      OWNED        LEASED       OWNED (2)
                  ---------     -----------  --------    ----------   ---------   ---------    ---------    -----------
Crops......         16,281       44,162       13,455       30,977      16,734       20,139       19,524       28,913
Cattle.....        166,386        8,770      175,767        1,500     169,941           --      145,066        2,500
Milk ......          2,555           --        2,926           --       2,492           --        3,049           --

------------------

(1)  Does not include the production of Agro-Uranga S.A.

(2) The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

         In relation to past years, the land leased by us has decreased as a result of the smaller margins resulting from lower prices that we have been able to obtain for our agricultural products since the peak prices recorded in 1997. The price of leased land has followed a declining trend similar to agricultural prices.

         The agricultural commodity market had reached its maximum prices during the 1996-1997 season and then decreased in the course of subsequent years. At present prices are stable and currently show a rising tendency. Net sales in the crop segment increased notwithstanding a decrease in the price of commodities and in the area of sown land, as a result of the use of advanced technology and a more extended area sown with corn which has a relatively high yield per hectare.

         In the beef-cattle segment, prices increased during 1999, decreased during 2000, which tendency was reverted during 2001. Net sales in the beef-cattle segment decreased primarily as a result of the decreased sales volume arising from our strategy of reducing cattle stock and concentrating our efforts in the more profitable crop segment.

         Milk sales, which in recent years had shown a decreasing tendency derived from the sale of a portion of the milking cow stock and low prices, are currently stable.

         Notwithstanding decreased net sales, gross revenues increased due to the efficient adjustments made in production costs.

         The following table presents data for different business segments:


                                                                    NET SALES
                       -----------------------------------------------------------------------------------------------
                                                               YEAR ENDED JUNE 30,
                       -----------------------------------------------------------------------------------------------
                                  1999(1)                 2000(1)                 2001(1)                 2002(1)
                       ------------------------  ---------------------  ---------------------  -----------------------
                         (PS. 000)         %     (PS. 000)        %     (PS. 000)        %     (PS. 000)          %
                       ------------   ---------  ---------     -------  ---------     -------  ---------     ---------
Crops:
  Wheat ..........         7,826          9.2      5,968         8.7      5,029          7.4      8,368         11.8
  Corn ...........         7,548          8.9      5,583         8.1     14,589         21.4     11,411         16.1
  Sunflower (seeds
    and oil)......         8,062          9.5      7,409        10.8      5,250          7.7      2,958          4.2
  Soybean ........         5,170          6.1     13,406        19.5      9,885         14.5     18,514         26.1
  Other ..........         7,027          8.2      3,802         5.5      2,835          4.2      1,943          2.7
  Total crops ....        35,633         41.8     36,168        52.7     37,588         55.2     43,194         61.0

  Beef-cattle.....        40,047         47.0     26,156        38.1     26,115         38.4     24,581         34.7
  Milk ...........         7,224          8.5      3,331         4.9      2,328          3.4      2,011          2.8
  Other...........         3,091          3.6      3,501         5.1      2,431          3.6      1,666          2.4
  Total sales ....        85,995        100.9     69,156       100.7     68,462        100.6     71,452        100.9
  Gross sales tax           (727)        (0.9)      (464)       (0.7)      (423)        (0.6)      (651)        (0.9)
  Net sales ......        85,268        100.0     68,692       100.0     68,039        100.0     70,801        100.0

-------------------

(1) Does not include the production of Agro-Uranga S.A.

                                                                             SALES VOLUME
                                                ---------------------------------------------------------------------
                                                                           YEAR ENDED JUNE 30,
                                                ---------------------------------------------------------------------
                                                     1999(1)           2000(1)           2001(1)           2002(1)
                                                ---------------     -------------    --------------    --------------
Crops (tons):
Wheat ....................................            35,857            26,975            22,879            26,101
Corn .....................................            40,986            32,907            95,263            42,739
Sunflower (seeds and oil).................            16,770            19,363            18,168             2,909
Soybean...................................            15,340            43,177            30,720            42,629
Other.....................................            11,302             3,646             5,570             2,404
Total crops...............................           120,255           126,068           172,600           121,782
Beef-cattle (tons)........................            24,334            18,520            17,455            17,969
Milk (thousand liters)....................            18,192            10,763             6,967             6,783

(1)  Does not include the production of Agro-Uranga S.A.


                                                                        AVERAGE SELLING PRICE
                                                ---------------------------------------------------------------------
                                                                         YEAR ENDED JUNE 30,
                                                ---------------------------------------------------------------------
                                                    1999(1)           2000(1)           2001(1)           2002(1)
                                                ---------------     -------------    --------------    --------------
Crops per ton:
Wheat ...................................              218               221               220               321
Corn ....................................              184               170               153               267
Sunflower  (seeds and oil)...............              481               383               289             1,017
Soybean .................................              337               310               322               434
Beef-cattle (per ton)....................            1,646             1,412             1,496             1,368
Milk (thousand liters)...................              397               319               334               296


                                                         GROSS REVENUES & MARGIN(1)
                       -----------------------------------------------------------------------------------------------
                                                             YEAR ENDED JUNE 30,
                       -----------------------------------------------------------------------------------------------
                              1999(1)                  2000(1)                 2001(1)                 2002(1)
                       ---------------------    ---------------------  ---------------------   -----------------------
                       (PS. 000)      (%)       (PS. 000)      (%)      (PS. 000)      (%)      (PS. 000)      (%)
Crops ..........        (2,888)        (8.1)     9,247          25.6     10,327         27.5     29,341         67.9
Cattle .........         4,055         10.1      2,850          10.9      4,401         16.9      4,302         17.5
Milk ...........            52          0.7     (1,650)        (49.5)       310         13.3     (1,161)       (57.7)
Other...........             5          0.1      1,055          30.1        312         12.8       (224)       (13.4)
TOTAL...........         1,224          1.4     11,502          16.6     15,350         22.4     32,258         45.1

--------------------
(1) This table does not contemplate the gross sales tax on the different segments.


ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                                  A. DIRECTORS


BOARD OF DIRECTORS

         We are managed by a board of directors, which consists of six directors and four alternate directors. Each director and alternate director is elected by our shareholders at an annual regular meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times.

         Our current board of directors was elected at a shareholders' meeting held in November 5, 2002 for a term expiring in the years 2003, 2004 and 2005, as the case may be. Our current directors are as follows:

DIRECTORS(1)                   DATE OF BIRTH     POSITION IN CRESUD   TERM         DATE OF          CURRENT
---------                      --------------    ------------------   -----        --------         -------
                               (M/D/Y)                                 EXPIRES      CURRENT          POSITION
                               -------                                 -------      --------         --------
                                                                                    APPOINTMENT      HELD SINCE
                                                                                    -----------      ----------
Eduardo S. Elsztain ......     01/26/1960        Chairman of the      06/30/05     11/05/02         1994
                                                 Board
M. Marcelo Mindlin .......     01/19/1964        First Vice           06/30/05     11/05/02         1994
                                                 Chairman of the
                                                 Board
Saul Zang.................     12/30/1945        Second Vice          06/30/05     11/05/02         1994
                                                 Chairman of the
                                                 Board

Alejandro G. Elsztain.....     03/31/1966        Director             06/30/04     10/19/01         1994
Clarisa D. Lifsic.........     07/28/1962        Director             06/30/04     10/19/01         1994
Ernesto M. Vines..........     02/05/1942        Director             06/30/03     10/30/00         1994
Juan C. Quintana Teran....     06/11/1937        Alternate Director   06/30/05     11/05/02         1994
Salvador D. Bergel........     04/17/1932        Alternate Director   06/30/05     11/05/02         1996
Jorge Oscar Fernandez  ...     01/08/1939        Alternate Director   06/30/03     10/30/00         1997
Gaston Armando Lernoud....     06/04/1968        Alternate Director   06/30/05     11/05/02         1999

--------------------

(1) The business address of our management is Cresud S.A.C.I.F.I. y A., Av. Hipolito Yrigoyen 440, 3rd Floor, (C1066AAB) Buenos Aires, Argentina.

The following is a brief biographical description of each member of our Board of
Directors:

         EDUARDO S. ELSZTAIN. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management. He is Chairman of the Board of Directors of IRSA, Alto Palermo S.A. (APSA), Shopping Alto Palermo S.A., and Dolphin Fund Management; Vice-Chairman of Banco Hipotecario S.A., among others. Mr. Eduardo S. Elsztain is the brother of our director, Alejandro
G. Elsztain.

         M. MARCELO MINDLIN. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a Master's Degree in business management at the Centro de Estudios Macroeconomicos de Buenos Aires. He is also the Vice-Chairman of the Board of Directors of IRSA, Alto Palermo S.A. (APSA) and Dolphin Fund Management; and director of Banco Hipotecario S.A., among others.

         SAUL ZANG. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of Zang, Bergel & Vines law firm. He is also the Second Vice-Chairman of IRSA and Vice-Chairman of Puerto Retiro and Fibesa; director of Alto Palermo S.A. (APSA), Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and alternate director of Shopping Alto Palermo S.A.

         ALEJANDRO G. ELSZTAIN. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas S.A. He is also a director of IRSA and Alto Palermo S.A. (APSA). Mr. Alejandro G. Elsztain is the brother of our Chairman Eduardo S. Elsztain.

         CLARISA D. LIFSIC. Mrs. Lifsic obtained a degree in Economics from the Universidad de Buenos Aires and a Master degree in Sciences with management expertise at Massachusetts Institute of Technology. She has held offices of research and financial analysis in the private sector since 1987. She is presently Managing Director of Dolphin Fund Management and a director of Banco Hipotecario S.A., among others.

         ERNESTO M. VINES. Mr. Vines obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of Zang, Bergel & Vines law firm and General Counsel of Banco Hipotecario S.A. He is also a director of IRSA and alternate director or Alto Palermo S.A. (APSA).

         JUAN CARLOS QUINTANA TERAN. Mr. Quintana Teran obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of Zang, Bergel & Vines law firm. He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in Commercial Matters. He is an alternate director of Alto Palermo S.A. (APSA).

         SALVADOR D. BERGEL. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the Zang, Bergel & Vines law firm and a consultant for Repsol YPF S.A. He is also an alternate director of Alto Palermo S.A. (APSA).

         JORGE OSCAR FERNANDEZ. Mr. Fernandez obtained a degree in accounting from the Universidad de Buenos Aires. He has been conducting business activities as General Accountant of Banco del Este, Administrative Officer, Director and Second Vice President of Banco Rio de la Plata. He also has been a member of the Board of Directors in several companies: Banelco, La Patagonia, Cia Previsional Rio Citi, Siembra AFJP, Siembra Cia de Seguros, Rio Valores, Sur Seguros, Inter Rio Holdings Establishment, Rio Bank, and Sur Seguros. He also participates as a member of ADEBA (Argentina Bank Association).

         GASTON ARMANDO LERNOUD. Mr. Lernoud obtained a degree in law from the University of the Salvador, Buenos Aires in 1992. He obtained a Masters Degree in Corporate Law in 1996 from the Universidad de Palermo, Buenos Aires. He was a senior associate of Zang, Bergel & Vines and is currently an employee of Alto Palermo S.A. (APSA).

         We do not have employment contracts with our directors.


                              B. SENIOR MANAGEMENT


         APPOINTMENT OF THE SENIOR MANAGEMENT

         Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

         The following table shows information about our current senior management:


NAME                         DATE OF BIRTH   POSITION                    CURRENT POSITION
----                            (M/D/Y)      --------                    HELD SINCE
                                -------                                  ----------
Alejandro G. Elsztain.....    03/31/1966     Chief Executive Officer          1994
Clarisa D. Lifsic.........    07/28/1962     Chief Financial Officer          1994
Alejandro Bartolome.......    12/09/1954     Production Officer               1996
David A. Perednik.........    11/15/1957     Administrative Officer           1997
Jose Luis Rinaldini.......    08/14/1963     Subsidiaries Supervisor          1995
Alejandro Casaretto.......    10/15/1952     Production Officer               2000
Carlos Blousson...........    09/21/1963     Sales Officer                    2000

         The following is a biographical description of each of our senior managers who are not directors:

         ALEJANDRO BARTOLOME. Mr. Bartolome obtained a degree in agriculture from the Universidad de Buenos Aires and a Master of Science degree in Animal Production from the University of Reading in England. He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as Farm Manager and was associated to a farm management company called Administracion Abelenda, Magrane, Anchorena.

         DAVID A. PEREDNIK. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986.

         JOSE LUIS RINALDINI. Mr. Rinaldini obtained a degree in agriculture from the Universidad de Buenos Aires. He has worked for Inversiones Ganaderas S.A. and for an agriculture and forestry company in the production and marketing areas.

         ALEJANDRO CASARETTO. Mr. Casaretto obtained a degree in agriculture from the Universidad de Buenos Aires. He has been working as our Technical Manager, Farm Manager and Technical Coordinator since 1975.

         CARLOS BLOUSSON. Mr. Blousson obtained a degree in agriculture from the Universidad de Buenos Aires. He has been working as our Sales Officer since 1996. Prior to joining Cresud, he worked as futures and options operator at Vanexva Bursatil -Sociedad de Bolsa-. Previously, he worked as farm manager and technical advisor at Leucon S.A.


                             C. SUPERVISORY COMMITEE


         COMPOSITION OF  THE SUPERVISORY COMMITTEE

         Our supervisory committee (Comision Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders' meetings. The members of the supervisory committee are appointed at the annual general ordinary shareholders' meeting for a term of one year. The supervisory committee is composed of three members and three alternate members.

         INFORMATION ABOUT MEMBERS OF THE SUPERVISORY COMMITTEE

         The following table shows information about the members of our supervisory committee, who were elected in the annual general ordinary shareholders' meeting which was held on November 5, 2002:


MEMBER                                  DATE OF BIRTH      POSITION
------                                    (M/D/Y)          ---------
                                          -------
Martin Barbafina.................       09/03/1965         Member
Corina I. Pando..................       12/26/1952         Member
Carlos A. Rebay                         05/06/1949         Member
Carlos H. Rivarola...............       08/01/1954         Alternate Member
Gabriel Martini..................       02/21/1963         Alternate Member
Diego Niebuhr....................       02/10/1953         Alternate Member

         Set forth below is a brief biographical description of each member of our supervisory committee:

         MARTIN BARBAFINA. Mr. Barbafina obtained a degree in accounting from the Universidad Catolica Argentina. He is a partner of PricewaterhouseCoopers. He is also a member of the Supervisory Committee of Alto Palermo S.A. (APSA) and IRSA.

         CORINA I. PANDO. Ms. Pando obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of PricewaterhouseCoopers. She is also a member of the Supervisory Committees of Ford Credit Holding Argentina S.A. and Frimetal S.A.

         CARLOS A. REBAY. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committees of Massalin Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

         CARLOS H. RIVAROLA. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Tornquist Asesores de Seguros S.A. and Toyota Argentina S.A.

         GABRIEL MARTINI. Mr. Martini obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of PricewaterhouseCoopers. He is a member of the Professional Council of Economics of the City of Buenos Aires. Mr. Martini is also a member of the Supervisory Committee of Valeo Neiman S.A., Valeo Embragues Argentina S.A., Cibie Argentina S.A., and Emelar S.A.

         DIEGO NIEBUHR. Mr. Niebuhr obtained a degree in accounting and a degree in administration from the Universidad de Buenos Aires. He is a partner of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Cresud, Commercial Union S.A., Ford Credir Cia Financiera S.A., Nutricia Bago S.A., Ace Seguros, Epson Argentina S.A..


                                D. KEY EMPLOYEES

     There are no key employees.


                                 E. COMPENSATION


         COMPENSATION OF DIRECTORS

         Under Argentine law, if the compensation of the members of the board of directors is not established in the bylaws of the company, it should be determined by the shareholders' meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders' meeting may approve compensation in excess of the above-mentioned limits.

         The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year's results. Once the amount is determined, they are considered by the shareholders' meeting.

         For the year ended June 30, 2002, our shareholders meeting held on November 5, 2002 approved an aggregate amount of compensation of Ps. 894,491 to all of our directors.

         The members of the Supervisory Committee renounced their right to receive fees for the fiscal year 2002.

         COMPENSATION OF SENIOR MANAGEMENT

         Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

         The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2002 was Ps. 1,255,843.

         STOCK OPTION PLAN

         On November 19, 2001, our shareholders, at an extraordinary shareholders' meeting, authorized us to enter into a stock option plan relating to the shares remaining after the shareholders' exercise of their preemptive rights to acquire treasury shares. Our shareholders decided that two thirds of the options under this stock option plan would be allocated to Messrs. Alejandro
G. Elsztain, Alejandro Cassaretto, Alejandro

Bartolome, Jose L. Rinaldini, Carlos Blousson and David A. Perednik as beneficiaries, and that one third of the options would be allocated by our board of directors in a period beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of options.

         In accordance with Argentine law, we established a special purpose trust for equal term to the option period, so that the beneficiaries may exercise the option, among any of our employees, officers or senior managers. In accordance to such extraordinary shareholders' meeting, on February 13, 2002, we entered into an agreement with Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolome, Jose L. Rinaldini, Carlos Blousson and David A. Perednik granting the beneficiaries, a purchase option for the acquisition of an aggregate of 3,073,437 book entry common shares of Cresud, for a face value of Ps. 1.0 each. The option was granted to the beneficiaries as follows:

NAME                                                      SHARES
----                                                      ------
Alejandro G. Elsztain......................              2,073,437
Alejandro Cassaretto.......................                200,000
Alejandro Bartolome........................                200,000
Carlos Blousson............................                200,000
Jose L. Rinaldini..........................                200,000
David A. Perednik..........................                200,000

         Pursuant to this agreement, the beneficiaries are entitled to exercise the option by January 15, 2005 and the amount to be paid for the exercise of the option shall be Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBO rates. According to the trust, dividends distributed on the shares subject to the option shall automatically add to the trust property.

         At October 31, 2002 options to acquire 550,000 shares were exercised.

         BENEFIT PLANS

         We do not currently have any plans providing for pension, retirement or other similar benefits, other than those related to our senior management.


AUDIT COMMITTEE AND REMUNERATION COMMITTEE

         We do not have an audit committee.


                               F. BOARD PRACTICES


         BENEFITS UPON TERMINATION OF EMPLOYMENT

         There are no contracts providing for benefits to Directors upon termination of employment.


         AUDIT COMMITTEE AND REMUNERATION COMMITTEE

         There is no Audit or Remuneration Committee.


                                  G. EMPLOYEES

         At June 30, 2002, we had 261 employees, including the employees of all our subsidiaries but not those of Agro-Uranga S.A. and Cactus Argentina S.A.. Our employees are not represented by any union or other collective bargaining organization. We have never experienced a work stoppage. We believe that our relations with our employees are good. We offer below a breakdown of the number of employees for our three more recent fiscal years ended in June.

                                        AT JUNE 30, 2002           AT JUNE 30, 2001           AT JUNE 30, 2000
                                    -----------------------------------------------------------------------------
             PROVINCE                REGULAR,                   REGULAR,                   REGULAR,
                                     SALARIED    TEMPORARY      SALARIED     TEMPORARY     SALARIED     TEMPORARY
                                    -----------------------------------------------------------------------------
Buenos Aires....................         63          15             66          --             71           1
Corrientes......................         --          --             --          --             --          --
Cordoba.........................         38           6             39          13             42          17
Santa Fe........................         43          10             52          --             70           3
Chaco...........................         38          11             53           1             55           1
Catamarca.......................         10           7             25          --             16          --
Salta...........................          5           7              5           9              8           7
San Luis........................          3           5              4           5              4           6
                                        ---         ---            ---         ---            ---         ---
TOTAL EMPLOYEES.................        200          61            244          28            266          35
                                        ===          ==            ===          ==            ===          ==


                               H. SHARE OWNERSHIP

         SHARE OWNERSHIP OF DIRECTORS, MEMBERS OF THE SUPERVISORY COMMITTEE AND SENIOR MANAGEMENT AS OF OCTOBER 31, 2002.

              DIRECTORS                          AMOUNT          PERCENTAGE
       Eduardo S. Elsztain (1)................  66,751,511          53.7%
       Marcos M. Mindlin......................       -                -
       Saul Zang..............................       -                -
       Gary S. Gladstein......................       -                -
       Alejandro G. Elsztain..................      50,000           0.04%
       Clarisa Lifsic.........................     245,797           0.20%
       Ernesto M. Vines.......................      10,000           0.01%
       Jorge Oscar Fernandez..................   2,700,000           2.20%
       Juan C. Quintana Teran.................       -                -
       Salvador D. Bergel.....................       -                -

       SENIOR MANAGEMENT......................

       Alejandro Bartolome....................       -                -
       David A. Perednik......................       -                -
       Jose Luis Rinaldini....................       -                -
       Alejandro Casaretto....................      11,650           0.01%

       1) The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 161,276,915, assuming full conversion of the notes and warrants issued pursuant to the 24,000,000 units owned by Mr. Elsztain. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units which Mr. Elsztain has an option to purchase from Leucadia National Corporation.


         EMPLOYEES' PARTICIPATION IN OUR CAPITAL STOCK

         The Extraordinary Shareholders' Meeting held on November 19th, 2001 approved a Stock Option Plan relating to the shares remaining after the shareholders exercised their pre-emptive rights to acquire treasury shares (the "Shares of the Plan"). The Shares of the Plan could be acquired at a purchase price of Ps. 1 plus the interest accrued since the adjudication, at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares of the Plan will be allocated by the Board of Directors among Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolome, Carlos Blousson, Jose

Luis Rinaldini and David A. Perednik. The remaining one third of the options will be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of our employees or executive officers.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


                             A. MAJOR SHAREHOLDERS


SHARE OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of October 31, 2002 by:

         o each person known to us to be the beneficial owner of more than 5% of our common stock;

         o  each of our named senior managers;

         o  each director; and

         o  all current directors and senior managers as a group.

SHAREHOLDER(S) (1)                                                     NUMBER OF SHARES         % OF SHARES OF COMMON
                                                                      BENEFICIALLY OWNED              STOCK(2)
                                                                      ------------------        ---------------------
Eduardo S. Elsztain(3).......................................              66,751,511                     53.7%
Directors and senior managers in the aggregate(4)............              72,292,395                     58.9%

------------------

1) Leucadia National Corporation acquired 10,000,000 units in our offering. Assuming full conversion of the 10,000,000 units acquired by Leucadia, it will own 39,385,585 shares of our stock.

2) The percentages have been calculated as of October 31, 2002 in accordance to an outstanding common stock of 122,745,539 shares because 1,538,853 shares were treasury shares.

3) Includes 64,397,457 shares owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A. Additionally, it also includes 2,354,054 shares owned by Dolphin Fund, plc (formerly Quantum Dolphin, plc) for which Mr. Eduardo S. Elsztain may be deemed the beneficial owner by virtue of his position with Dolphin Fund Management S.A., the investment manager of Dolphin Fund, plc, based on publicly available reports filed as of October 31, 2002. The number of shares beneficially owned is 161,276,915, assuming full conversion of the notes and warrants issued pursuant to 24,000,000 units. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units which Mr. Elsztain has an option to purchase from Leucadia National Corporation.

4) Includes 66,751,511 shares beneficially owned by Mr. Eduardo S. Elsztain as of October 31, 2002 based on publicly available reports filed as of October 31, 2002; 2,523,437 shares owned by Dolphin Fund Management S.A.; 50,000 shares owned by Alejandro Elsztain; 245,797 shares owned by Clarisa Lifsic; 2,700,000 shares owned by Jorge O. Fernandez; 10,000 shares owned by Ernesto Mauel Vines; and 11,650 shares owned by Alejandro Casaretto in each case as of October 31, 2002.

         As of October 31, 2002, there were approximately 3,726,951 american depositary shares (representing 37,269,510 of our common shares, or approximately 30% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately six registered holders represented by american depositary shares in the United States.

         Except as set forth in the preceding table, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. Our principal shareholders' voting rights are similar to those of our other shareholders.

CHANGE IN CAPITAL STOCK OWNERSHIP (1)

                                                 AT OCTOBER 31, 2002     AT JUNE 30, 2001       AT JUNE 30, 2000
                                             ---------------------------------------------------------------------
                                               NUMBER OF       %      NUMBER OF      %       NUMBER OF      %
                                                SHARES                 SHARES                 SHARES
                                             ---------------------------------------------------------------------
Eduardo S. Elsztain (2)...................     66,751,511     53.7%   42,743,291     35.7%   47,072,640     39.3%
Pension Funds in the aggregate............     15,832,535     12.9%   33,926,049     28.3%   36,938,627     30.9%
JP Morgan Whitefriars Inc.................             --       --    12,500,000     10.4%           --       --
Directors and senior managers in the           72,292,395     58.9    48,501,530     40.5%   53,869,735     45.0%
  aggregate...............................

1) Leucadia National Corporation acquired 10,000,000 units in our offering. Assuming full conversion of the 10,000,000 units acquired by Leucadia, it will own 39,385,585 shares of our stock and a 12.3% of percentage of outstanding shares.

2) The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 161,276,915, assuming full conversion of the notes and warrants issued pursuant to the 24,000,000 units owned by Mr. Elsztain. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units which Mr. Elsztain has an option to purchase from Leucadia National Corporation.

         On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 50,000,000 units consisting of US$50.0 million of 8% convertible notes due 2007 and warrants to purchase shares of common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002 and the rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering.


         At October 31, 2002 our directors and senior managers controlled, directly or indirectly, approximately 58.9% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers have exercised their preemptive rights and accretion rights to subscribe for 25,251,000 units offered by us. If our directors and senior managers convert all convertible notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 77.3% of our common stock.


                         B. RELATED PARTY TRANSACTIONS


         HEADQUARTERS

         Until November 2001, we leased our headquarters office space from IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA"). Eduardo S. Elsztain,
M. Marcelo Mindlin and Saul Zang are the President, First Vice President and Second Vice President, respectively, of the Board of Directors of IRSA. Total monthly rent was Ps. 14,000. In December 2001, we started to sublease our headquarters from Alto Palermo S.A. (APSA) ("APSA"). Eduardo S. Elsztain, M. Marcelo Mindlin and Saul Zang are the President, First Vice President and Second Vice President, respectively, of the Board of Directors of APSA. We pay monthly rent of Ps. 3,294.


         CONSULTING AGREEMENT

         Pursuant to the agreement with Dolphin Fund Management S.A., we pay an annual fee equivalent to 10% of our net income for certain agriculture advice and other administration services. As a result management fees totaled Ps. 0.8 million in fiscal year 2001, and we are not reporting management fees for fiscal year 2002. Eduardo S. Elsztain and M. Marcelo Mindlin are President and Vice President, respectively, of the Board of Directors of Dolphin Fund Management.

         Dolphin Fund Management S.A. (formerly known as Consultores Asset Management S.A.) is an Argentine company incorporated in 1989, primarily engaged in investment, investment advisory and fund administration services. It provides agricultural advice exclusively to us pursuant to a Consulting Agreement, which became effective as of November 7, 1994 (the "Consulting Agreement").

         Pursuant to the terms of the Consulting Agreement, as agreed by our board of directors, Dolphin Fund Management provides us with the following services:

         o advises with respect to the investment of its capital in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals;

         o acts on our behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and

         o gives advice regarding securities investments with respect to such operations.

         The Consulting Agreement expressly provides that Dolphin Fund Management may not advise us with respect to transactions that are related to real estate.

         Under the Consulting Agreement, we pay Dolphin Fund Management for its services, an annual fee equal to 10% of our annual after-tax net income. We also reimburse Dolphin Fund Management the administrative expenses incurred by it in performing its duties under the Consulting Agreement and: (i) remuneration to the directors, trustees and certifying accountants; (ii) remuneration of legal consultants; (iii) remuneration of auditors; (iv) representation costs; and (v) all other costs incurred by it in performing its services.

         In fiscal years 2002, 2001 and 2000, Dolphin Fund Management's fees were Ps. nil, Ps. 833,104 and Ps. 294,285 respectively. During those years, we have not been charged for any administrative expenses by Dolphin Fund Management. However, no assurances can be given that Dolphin Fund Management will not request reimbursement for such expenses in the future.

         The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Dolphin Fund Management for twice the average of the amounts of the management fee paid to Dolphin Fund Management for the two fiscal years prior to such termination.

         Eduardo S. Elsztain and M. Marcelo Mindlin are President and Vice-President, respectively, of the board of Directors of Dolphin Fund Management, and President and First Vice-President, respectively, of our board of Directors. Additionally, Eduardo S. Elsztain and M. Marcelo Mindlin hold 80% and 20% respectively of the capital stock of Dolphin Fund Management. All of the compensation that we pay to Eduardo S. Elsztain and M. Marcelo Mindlin are included in the fee that we pay Dolphin Fund Management under the Consulting Agreement.


         IRSA

         Beginning in the second quarter of fiscal year 2001, we started acquiring IRSA shares in the open market, which resulted in 19.85% ownership at June 30, 2002. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries, joint ventures and international strategic alliances in real estate activities in Argentina. These investments are carried at the equity method of valuation totaling Ps. 91.4 million as of June 30, 2002. Eduardo S. Elsztain, M. Marcelo Mindlin and Saul Zang are the President, First Vice President and Second Vice President, respectively, of the Board of Directors of IRSA.

         MUTUAL INVESTMENT FUND

         We had investments in Dolphin Fund Plc, a foreign open-ended investment fund that is related to our principal shareholders and directors. These investments were carried at market value totaling Ps. 9.78 million and Ps. 21.8 million as of June 30, 2001 and 2000, respectively. During the second quarter of fiscal year 2002, we sold our investment in Dolphin Fund Plc. Our holding was 300,306 shares and the sale price was Ps. 21.92 per share.


         DONATIONS TO FUNDACION IRSA

         From time to time, we donate money to Fundacion IRSA, a charitable, non-profit organization of which our Shareholder and President Eduardo S. Elsztain is the President and his wife is the Secretary. We paid Ps. 0.03 million, Ps. 0.15 million and Ps. 0.07 million for the fiscal year ended June 30, 2002, 2001 and 2000, respectively.


         SHARING OF CORPORATE SERVICES

         In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2002 Cresud, IRSA and APSA share corporate services in the areas of institutional relations, finance, human resources, technology, systems and insurance.

         In the future, and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA.


         LEGAL SERVICES

         During the year ended on June 30, 2002 and 2001, we paid the firm Zang, Bergel & Vines a total amount of approximately Ps. 0.27 million and Ps. 0.20 million for their legal services. Our directors Saul Zang, Salvador D. Bergel and Ernesto M. Vines are partners of such firm.


         ACQUISITION  OF  IRSA UNITS

         On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 50,000,000 units consisting of US$50.0 million of 8% convertible notes due 2007 and warrants to purchase shares of common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002 and the rights offering to holders of our common shares and ADSs expired on November 13, 2002. The offering was fully subscribed and the funds have already been received by the Company. Proceeds of the offering were applied to subscribe IRSA's convertible notes.


                       C. INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.


ITEM 8.   FINANCIAL INFORMATION


         A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18 for our Consolidated Financial Statements.


                       B. LEGAL OR ARBITRATION PROCEEDINGS

          We are not engaged in any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us or our subsidiaries.

                               C. DIVIDEND POLICY

         Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

         In accordance with Argentine law and our bylaws, net and realized profits for each fiscal year shall be distributed as follows:

         o 5% of such net profits to our legal reserve, until such reserve amounts to 20% of our capital stock;

         o a certain amount determined at a shareholders' meeting is allocated to compensation of our directors and the members of our supervisory committee; and

         o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines.

         In the past, we paid dividends in cash with an average of Ps. 0.024 per share. At our shareholders' meeting held on October 23, 1998, our shareholders approved the distribution of 7,997,577 treasury shares to be distributed pro rata among our shareholders indicated in the table below as cash dividends.

         The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share of common stock each year since 1995. Amounts in Pesos are presented in historical Pesos as of the respective payment dates. See "Exchange Rates".



                                                     PAYMENTS (1)
-----------------------------------------------------------------------------------------------------------------
         YEAR DECLARED                    CASH DIVIDENDS            STOCK DIVIDENDS              TOTAL PER SHARE
--------------------------------------   -------------------       -------------------       --------------------
                                             (Pesos)                   (Pesos)                        (Pesos)
1997..................................            --                      --                              --
1998..................................         0.099                      --                           0.099
1999..................................         0.092                      --                           0.092
2000..................................         0.011                      --                           0.011
2001..................................         0.030                      --                           0.030

(1) Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See "Exchange Rates".

         Although we hope to distribute cash dividends in the future, we cannot assure you that we will be able to do it.

                             D. SIGNIFICANT CHANGES

         On October 15, 2002, a bill of sale was signed for the farm Los Maizales, of 618 hectares, located in the District of Villa Canas, Santa Fe. The price for the sale of the farm was US$ 1.9 million. This sale generated an approximate Ps. 5.1 million profit.

         On August 30, 2002 our Company's Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

         On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of

US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering. The offering was fully subscribed and the funds have already been received by the Company. Proceeds of the offering were applied to subscribe IRSA's convertible notes.


ITEM 9.  THE OFFER AND LISTING DETAILS


                   A. INFORMATION ON THE LISTING OF OUT STOCK

         The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations.Our Common Stock


         STOCK EXCHANGES IN WHICH OUR SECURITIES ARE LISTED

         Our common shares are listed on the Bolsa de Comercio de Buenos Aires and NASDAQ.


         Our authorized capital stock consists of 124,284,392 shares of common stock, Ps. 1 par value per share.

         As of September 30, 2002, our outstanding capital stock consisted of 122,745,539 shares of common stock. As of September 30, 2002, (1) we had no other shares of any class or series issued and outstanding and (2) we had no outstanding warrants, rights or convertible securities.

         The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and non assessable. As of September 30, 2002, there were 167 holders of all of our common stock.

         The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms a part, and the provisions of applicable Argentine law.


PRICE HISTORY OF OUR STOCK ON THE BUENOS AIRES STOCK EXCHANGE

         Our common shares are listed and traded on the Buenos Aires Stock Exchange under the trading symbol "CRES". Our shares began trading on the Buenos Aires Stock Exchange on December 12, 1960. The following table shows, for the calendar periods indicated, the high and low closing sales price of our common shares on the Buenos Aires Stock Exchange. On November 19, 2002, the closing price for our common shares on the Buenos Aires Stock Exchange was, approximately, Ps. 1.97 per share.

                                                   SHARE PRICE IN PESOS
                                                 ------------------------
                                                   HIGH             LOW
                                                 ---------        -------
1996....................................           2.25            1.38
1997....................................           2.47            1.67
1998....................................           2.14            1.07

1999
  1st quarter...........................           1.20            0.95

                                                   SHARE PRICE IN PESOS
                                                 ------------------------
                                                   HIGH             LOW
                                                 ---------        -------
  2nd quarter...........................           1.30            1.03
  3rd quarter...........................           1.09            1.09
  4th quarter...........................           0.99            0.89

2000
  1st quarter...........................           1.03            0.81
  2nd quarter ..........................           0.96            0.81
  3rd quarter...........................           0.90            0.79
  4th quarter...........................           0.85            0.75

2001
  1st quarter...........................           0.93            0.76
  2nd quarter ..........................           1.05            0.80
  3rd quarter...........................           1.02            0.90
  4th quarter...........................           0.89            0.63

2002
  January...............................           1.54            0.75
  February .............................           1.65            1.40
  March.................................           1.90            1.43
  April.................................           2.15            1.88
  May...................................           2.35            1.99
  June..................................           2.20            2.00
  July..................................           2.50            2.30
  August................................           2.40            1.52
  September.............................           2.05            1.60
  October...............................           2.42            1.80
Source:  Bloomberg.


PRICE HISTORY OF OUR STOCK ON NASDAQ NATIONAL MARKET

         Each of our american depositary shares represents 10 ordinary shares. Our American depositary shares are listed and traded on the Nasdaq National Market under the trading symbol "CRESY". Our ADSs began trading on the Nasdaq in March 1997 and were issued by the Bank of New York Inc., acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the Nasdaq. On November 19, 2002, the closing price for our ADSs on the Nasdaq was, approximately US$ 5.20 per ADS.

                                                     U.S. DOLLARS PER ADS
                                                   ------------------------
                                                     HIGH            LOW
                                                   ---------       --------
1997 (FROM MARCH 27, 1997).................          24.5            16.8
1998.......................................          21.4            10.6

1999
    1st quarter............................          12.3            10.0
    2nd quarter............................          12.9            10.2
    3rd quarter............................          10.9            10.7
    4th quarter............................          10.6             8.8

2000
    1st quarter............................          10.4             8.3

                                                     U.S. DOLLARS PER ADS
                                                   ------------------------
                                                     HIGH            LOW
                                                   ---------       --------
    2nd quarter............................          10.1             7.9
    3rd quarter............................           9.3             8.0
    4th quarter............................           8.6             7.4

2001
    1st quarter............................           9.4             7.5
    2nd quarter............................          10.5             8.0
    3rd quarter............................          10.1             9.0
    4th quarter............................           9.0             6.1

2002
    January................................           6.7             5.7
    February...............................           6.9             6.2
    March..................................           6.6             5.9
    April..................................           6.7             6.0
    May....................................           6.5             5.9
    June...................................           6.2             5.1
    July...................................           6.7             5.3
    August.................................           6.0             4.5
    September..............................           5.8             4.1
    October................................           6.2             4.6


                            B. PLAN OF DISTRIBUTION

         Not Applicable


                                   C. MARKETS


         ARGENTINE SECURITIES MARKETS

         The Comision Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina's securities markets, to watch over the market price formation process and to protect investors. The Comision Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comision Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities.

         There is a relatively low level of regulation of the market for Argentine securities and investors' activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comision Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as "full information," and "transparency," have recently issued decree N(degree) 677/2001. This decree has the objective of determining the rights of the "financial consumer", increasing market transparency and an adequate legal framework to increase the investor's protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

         In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comision Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comision Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

         There are 11 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 95% of all equity trading in the country.

         The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores.

         The Mercado de Valores is a self-regulated incorporated business organization. Its capital stock is divided into 228 stocks, the holders of which (natural or artificial persons) are entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

         The primary functions of the Mercado de Valores are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigor, and/or the rules and regulations governing the Argentine Stock Market System.

         Furthermore, the Mercado de Valores regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires is has implemented stock-watch mechanisms.

         OVER THE COUNTER MARKET, MERCADO ABIERTO ELECTRONICO

         The Mercado Abierto Electronico is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comision Nacional de Valores.

         The Mercado Abierto Electronico works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

         Mercado Abierto Electronico has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be Mercado Abierto Electronico's brokers/dealers.

         Securities to be traded must be registered with the pertinent supervising authorities and may be traded in Mercado Abierto Electronico, in other exchanges or in both of them concurrently.

         The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Mercado de Valores experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 27% increase in 1999, a 24% decrease in 2000, a 30% decrease in 2001, and a 18% increase through June 30, 2002. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer's stock are suspended for one-half hour when such issuer's share price changes by more than 10% from its opening price.

                             D. SELLING SHAREHOLDERS

       Not applicable.


                                   E. DILUTION

       Not applicable.


                            F. EXPENSES OF THE ISSUE

       Not applicable.


ITEM 10. ADDITIONAL INFORMATION


                                A. SHARE CAPITAL

       OUR COMMON STOCK

       Our authorized capital stock consists of 124,284,392 shares of common stock, Ps. 1 par value per share. As of October 31, 2002, our outstanding capital stock consisted of 122,745,539 shares of common stock. In addition, we issued 50,000,000 registered units consisting of US$ 50.0 million of 8% convertible notes due 2007 and warrants to purchase shares of common stock on November 21, 2002.


                    B. MEMORANDUM AND ARTICLES OF ASSOCIATION


         OUR PURPOSES

         Our legal name is Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anonima (stock corporation) and were registered with the Inspeccion General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 19, 1937 under number 26, on page 2, book 45 of national bylaws volume.

         Pursuant to our Bylaws, our term of duration expires on July 6, 2082.

         Pursuant to article 4 of our Bylaws our purpose is to perform the following actvities:

         o Commercial activities with respect to cattle and products pertaining to farming and animal husbandry;

         o  Real estate activities with respect to urban and rural properties;

         o Financial activities, except for those regulated by Law 21,526 of financial entities;

         o Farming and animal husbandry activities, for properties owned by us or by third parties; and

         o Agency and advice activities for which there is not required a specific qualifying title.


         BOARD OF DIRECTORS


         VOTING OF PROPOSALS IN WHICH DIRECTORS HAVE MATERIAL INTEREST

         The Argentine Law of Corporations N(degree) 19,550 establishes in
Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and its terms and conditions are established on market terms. All other contracts with directors must be approved by the shareholders.

         Notwithstanding that, Section 272 of the Law of Corporations N(degree) 19,550 provides that when a director has a conflict of interest with the company, he should notify the board of directors and the supervisory committee and refrain to vote on that matter. The violation of this provision results in the director being jointly and severally unlimitedly liable.


         APPROVAL OF COMPENSATION OF DIRECTORS AND SUPERVISORY COMMITTEE

         Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the Supervisory Committee. Therefore pursuant to
Section 261 of the Law of Corporations N(degree) 19,550, it must be approved by the shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors, may not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.


         BORROWING POWERS OF DIRECTORS

         Our bylaws establish, in Section 18, that the board of directors have full and broad powers to organize, manage and direct Cresud, aimed at fulfilling the corporate purpose.


         RETIREMENT OF DIRECTORS

         Our bylaws do not establish any requirements or provisions regarding age limits for directors' retirement.


         RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO OUR SHARES


         DIVIDEND RIGHTS

         The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if dividends result from realized and net earnings of the company pursuant to the annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of the Annual Ordinary Shareholders' Meeting. That approval requires the affirmative vote of the majority of the shares present at the meeting with right to vote.

         Dividends are paid pro rata according to the interests held by shareholders.

         Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the decision approving their distribution. In the case of stock dividends, shares are required to be delivered within three months of the shareholders' meeting approving the dividend. The right to collect dividends expires three years after the dividends were made available to shareholders.

         To the extent that we declare and pay dividends on our stock, owners of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the common stock underlying the ADSs. Cash dividends will be paid in Pesos and, except in certain circumstances, will be converted by the Depositary into U.S. dollars at the prevailing exchange rate on the date of conversion and paid to the owners of the ADSs net of any applicable dividend distribution fees, costs, and expenses of conversion, taxes and governmental charges.

         The shareholders' meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the Supervisory Committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.


         VOTING RIGHTS AND STAGGERED ELECTIONS

         Our capital stock is composed of book-entry common shares with par value of Ps. 1 per share and entitled to one vote each.

         All directors and alternate directors are elected for a three-year term.

         Our bylaws do not consider staggered elections.


         RIGHTS TO SHARE IN OUR PROFITS

         The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis.

         Pursuant to the Law of Corporations No. 19,550 and Section 29 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

         o allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

         o the amount established by the shareholders' meeting as remuneration of the Board of Directors and the supervisory committee;

         o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines.


         RIGHTS TO SHARE IN ANY SURPLUS IN THE EVENT OF LIQUIDATION

         Section 30 of our bylaws determine that, in the event of our liquidation, dissolution or winding-up, the assets (i) will be applied to satisfy liabilities and (ii) will be proportionally distributed among holders of preferred stock if there are any and in accordance with the terms of the preferred stock. If any surplus remains, the holders of common shares are entitled to receive and share on a pro rata basis in all net assets remaining for distribution.

         PROCEDURE TO CHANGE THE RIGHTS OF HOLDERS OF OUR STOCK

         The rights of holders of our stock are established in the Law of Corporations No. 19,550 and in our bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the bylaws.
Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by the shareholders of the company at an Extraordinary Shareholders' Meeting.


         ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

         Our bylaws establish that any meeting must be called by the Board of Directors or by the Supervisory Committee in the assumptions provided for by law or at the request of the holders of shares representing no less than 5% of the share capital. Any meetings requested by shareholders must be held within 30 days after the request is made. Annual meetings may be called simultaneously for the first and second call as set forth in section 236 of the Law of Corporations No. 19,550, regardless of the provisions contained therein for the case of unanimous meetings. Upon failure to give simultaneous call, the meeting on second call, due to failure to constitute quorum on first call, must be held within 30 days after such meeting, complying with all notices required by applicable regulations.

         Any shareholder may appoint any person as his duly authorized representative at whatever meeting, by granting a proxy with duly certified signature. Co-owners of shares must have single representation.

         In order to attend a shareholders' meeting, shareholders should deposit with the company the share certificate issued by the registrar agent, at least 3 business days prior to the date of the respective shareholders' meeting. We will deliver the respective receipt which will be required for admission to the shareholders' meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders' Meetings' Attendance Book.

         The meetings shall be presided over by the Chairman of the Board of Directors.

         The first call of the ordinary shareholders' meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

         The first call of the extraordinary shareholders' meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.


         LIMITATIONS TO OWN SECURITIES BY NON-RESIDENT OR FOREIGN SHAREHOLDERS

         There are no legal limitations an ownership of securities or exercise of voting rights, by non-resident or foreign shareholders.


         OWNERSHIP THRESHOLD ABOVE WHICH OWNERSHIP SHOULD BE DISCLOSED

         The Comision Nacional de Valores regulations require that transactions which cause a person's holdings of capital stock of a registered Argentine company, to be 5% or more of the voting power, must be immediately reported to the Comision Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power must also be reported.

         Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, must notify the Comision Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

         Further, the Comision Nacional de Valores must be immediately notified of transactions which cause a person's holdings of capital stock of an Argentine company whose securities are publicly offered to be 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders' meetings, as well as directors, officers and members of the supervisory committee, must provide the Comision Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.


     C. MATERIAL CONTRACTS

         We do not have any material contract entered into outside the ordinary course of business.


     D. EXCHANGE CONTROLS


         CURRENCY EXCHANGE REGULATION

         Pursuant to Executive Order No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an "official" exchange rate of Ps.1.40 equal to 1 US dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.


         IMPORT AND EXPORT OF CAPITAL


         IMPORT OF CAPITAL

         At present, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

         Pursuant to the Argentine Foreign Investment Law No. 21.832, and amendments thereto and Decree No. 1853, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of "foreign capital") of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

         At present there are no restrictions on foreign investment in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

         Therefore, no prior authorization is required for the purpose of purchasing securities of our Company.

         See Item 3: "Key Information - B. Exchange Rates"

         EXPORT OF CAPITAL, INCLUDING THE AVAILABILITY OF CASH OR CASH
EQUIVALENTS

In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money cannot be transferred abroad, unless expressly authorized by the Argentine Central Bank.


         REMISSION OF DIVIDENDS, INTERESTS OR OTHER PAYMENTS TO HOLDERS OF SECURITIES IN OUR COMPANY, TO NON RESIDENTS

         In compliance with the economic measures set forth by the Argentine Government by means of Decree No. 1570/2001 dated December 1st, 2001, as amended by Decree No. 1606/2001, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See:
"Export of Capital, including the availability of cash or cash equivalents."


         E. TAXATION


         UNITED STATES TAXATION

         The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or ADSs as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

         o  a bank;

         o  a dealer in securities or currencies;

         o  a financial institution;

         o  a regulated investment company;

         o  a real estate investment trust;

         o  an insurance company;

         o  a tax exempt organization;

         o a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

         o a trader in securities that has elected the mark-to-market method of accounting for your securities;

         o  a person liable for alternative minimum tax;

         o  a person who owns more than 10% of the voting stock of our company;

         o  an investor in a pass-through entity; or

         o a United States person whose "functional currency" is not the United States dollar.

         Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the "Depositary") to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

         "U.S. Holder" means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

         o  a citizen or resident of the United States;

         o a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

         o an estate the income of which is subject to United States federal income taxation regardless of its source;

         o a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

         If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.


ADSs

         In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described herein could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.


DISTRIBUTIONS ON SHARES OR ADSs

         Subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction.

         The amount of any dividend paid in Pesos will equal the United States dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADS depositary, in the case of ADSs, regardless of whether the Pesos are converted into United States dollars. If the Pesos received are not converted into United States dollars on the day of receipt, you will have a basis in the Pesos equal to their United States dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

         Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income." The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.


TAXATION OF CAPITAL GAINS

         Subject to the discussion under "Passive Foreign Investment Company Rules" below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the United States dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in United States dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.


PASSIVE FOREIGN INVESTMENT COMPANY RULES

         Although it is an inherently uncertain factual issue, we may be a passive foreign investment company ("PFIC") for the current or future taxable years.

         In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation's income.

         The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

         If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the Nasdaq. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

         If we are a PFIC in any taxable year in which you hold our shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

         If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or ADSs at the end of the taxable year over your adjusted tax basis in the shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

         If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

         Alternatively, a United States Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

         A United States Holder who owns shares or ADSs during any year that we are a PFIC must file IRS Form 8621.

         You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or ADSs if we are considered a PFIC in any taxable year.

ARGENTINE PERSONAL ASSETS TAXES

         Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.


       ARGENTINE TAXATION

       The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a "Foreign Holder"). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.


       TAXATION OF DIVIDENDS

       Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

       Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company's net taxable income for the fiscal year preceeding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.


       TAXATION OF CAPITAL GAINS

       Gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS's are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17,5%.

       An Offshore Taxable Entity is a foreign entity without permanent establishment in Argentina which (i) pursuant to its bylaws or to the applicable regulatory framework has its principal investing activity outside the jurisdiction of its incorporation and/or (ii) cannot perform in the jurisdiction of its incorporation certain transactions and/or investments expressly indicated in its bylaws or in the applicable regulatory framework.

       Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation. In the case of non listed shares or ADS's its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

          Gains on the sale or other dispositions of shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.


          VALUE ADDED TAX

       The sale, exchange, disposition, or transfer of shares or ADSs is not subject to Value Added Tax.


       PERSONAL ASSETS TAX

         Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

         This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the shares proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

         Currently there are no regulations issued by the Executive Branch related to this amendment, and it has not been interpreted by any court or government agency and no assurance can be given as to how such amendments may be defined or interpreted in the future by any such court or government agency.


          TAX ON MINIMUM NOTIONAL INCOME (IMPUESTO A LA GANANCIA MINIMA PRESUNTA, IGMP)

         Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADSs issued by entities subject to such tax, are exempt from paying the IGMP.

         The income tax payment determined for a particular fiscal year is considered as a payment on account of the IGMP to be paid in the same fiscal year. The IGMP will only be applicable when the income tax for the corresponding fiscal period results lower than the amount specified for the IGMP. In such case, the difference between the determined IGMP and the corresponding income tax has to be paid. If in any specific fiscal year, the amount to be paid as IGMP exceeds the income tax corresponding to that same fiscal year, the resulting difference could be computed as an advance to be credited against the income tax to be paid in excess of the IGMP during the following ten fiscal years.


          TAX ON DEBITS AND CREDITS ON BANKING ACCOUNTS

         The Argentine Competition law, as amended, established a tax on debits and credits, of any nature, made in all bank accounts, except for those specifically excluded by the law and its regulations. Debits and credits on bank accounts are subject to general tax rate of 0.6%.

         The regulations of the Argentine Competition law taxes many other transactions in which a bank account is not used but a financial entity intervenes. The movements and deliveries of funds, by its own or on behalf of third parties, carried out by any person, made through organized systems of payments replacing the use of the bank accounts are also taxed at a rate of 1.2%.

         Therefore, holders of shares that have one or more Argentine bank accounts may be subject to this tax on the debits and credits to such bank accounts at the rate of 0.6%, or at the rate of 1.2% on other transactions that are used as a substitute for the use of such Argentine bank accounts.

          GROSS INCOME TAX

         The gross income tax is local in nature; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale of shares and/or the collection of dividends. In the particular case of the city of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

         There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at a rate of up to 15%, unless an exemption is applicable to them.


           STAMP TAX

         The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

         In the city of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.


          COURT AND OTHER TAXES

         In the event that it becomes necessary to institute legal actions in relation to the convertible notes in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

       Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.


       TAX TREATIES

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States. Argentine Taxation.


F. DIVIDENDS AND PAYING AGENTS

         Not applicable.

G. STATEMENT BY EXPERTS


         Not applicable.


H. DOCUMENTS ON DISPLAY

           We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C.

20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.cresud.com.ar. It should be noted that nothing on our website should be considered part of this annual report on Form 20-F. You may request a copy of these filings at no cost, by writing or calling the office at +54 (11)-4814-7800.


I. SUBSIDIARY INFORMATION

           Not applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of financial instruments entered into. Financial instruments can only be used to hedge an economic exposure, and speculation is prohibited.

         The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this Form 20-F. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

         Interest Rate Risk

         The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds. Under U.S. GAAP, these securities are generally classified as available for sale and consequently are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of estimated tax.

         Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk, however, there can be no assurance as to the employment of hedging strategies in the future.

         FOREIGN EXCHANGE EXPOSURE

         From April 1, 1991, until the beginning of 2002, Convertibility Law No. 23,928 was applicable to Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level, during this period.

         The primary economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Due to the end of the Convertibility Plan, our foreign exchange exposure has increased considerably.

         Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. dollars. Although most of our liabilities are denominated in Pesos, a small percentage are in U.S. dollars, and fluctuations in the foreign currency exchange rate may affect us.

         Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. dollars, thus affecting our ability to service our U.S. dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result would likely affect the market price of our ADSs in the United States.

         Derivative Financial Instruments

         We use a variety of commodity-based derivative instruments, as hedges to manage our exposure to price volatility stemming from our integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. The counterparties to these instruments generally are major financial institutions. We do not hold or issue these derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any losses as a result of counterparty defaults.

         Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our futures and options contracts consist of a number of major institutions with high credit ratings. We do not believe that there is a significant risk of nonperformance by these counterparties because we continually monitor the credit rating of such counterparties, and limit the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties. At June 30, 2002, we had outstanding futures and options as follows:

                                                                                OPTION MARKET      MARKET VALUE
                                            DEPOSIT/COST       PREMIUM PAID      VALUE AS OF      GAIN (LOSS) AS
CROP                           TONS             (PS.)        (COLLECTED) (PS.)  06/30/02 (PS.)    OF 06/30/02 (PS.)
                            -----------    -------------     -----------------  ---------------   -------------------
FUTURES
-------
PURCHASE
Wheat.....................     5,920          (30,388)                                                  49,920
Soybean...................     2,720         (140,625)                                                 140,546
Soybean oil...............       544            8,100                                                   (8,098)

OPTIONS
-------
CALL BUY

Soybean...................     6,800                                93,697            192,079           98,382

CALL SALE
Soybean ..................     6,800           96,094              (67,930)           (96,040)         (28,109)
                            --------         --------             --------           --------         --------
TOTAL ....................    22,784          (66,819)              25,767             96,040          252,641
                            ========         ========             ========           ========         ========


         The deposits/cost on open futures and options as of June 30, 2002 were Ps. (66,819), futures generated an unrealized gain of Ps. 182,368. The premiums paid for open options as of June 30, 2002 amounted to Ps. 25,767, the market value of such options was of Ps. 96,040. The options resulted in an unrealized gain of Ps. 70,273. The total unrealized gain on open futures and options was Ps. 252,641 as of June 30, 2002.

         Set forth below is the information regarding changes in the fair market value of future and option contracts during the nine-month period ended June 30, 2002:


Fair market value of contracts outstanding at the beginning of the year............    Ps. 2,571,891
Contracts realized or otherwise settled during the year............................       (2,571,891)
Fair value of contracts when entered into during the year..........................          (41,052)
Other changes in fair value........................................................          252,641
Fair value of contracts outstanding at the end of the year(a)......................          211,589

------------------

(a) As of June 30, 2002, the maturity dates of all futures and option contracts are less than one year.

         Our futures and option contracts are not exchange traded. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or pre-payment features. The fair value of our futures and options contracts is determined calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We do not use valuation models and none of the happened changes in fair market value is consequence of changes in valuation method.

         We enter into future contracts to manage our commodity price risk, with the further objective of maintaining specified gross margins. In this regard, the hypothetical loss in earnings is calculated considering a hypothetical 10% increase in commodity prices. In order to calculate the hypothetical loss, the relevant parameters of the future contracts are the type of commodities and the delivery price; due to the short period before expiration, time value is ignored. As set forth in the chart below, the hypothetical gain in earnings is estimated to be Ps. 0.5 million.

         We use the options operations to combine them with the futures operations, only as a means to reduce the exposure towards the increase of the prices, as the fact of being a producer implies the position of being bought, up to the moment that the grains are harvested and sold.


FUTURES AND OPTIONS:

                                                                                                     UNREALIZED      UNREALIZED
                                                             TOTAL                      PREMIUM         GAIN            GAIN
                                             FUTURE          AMOUNT         STRIKE        COST        INCREASE        EARNINGS
CROP                        TONS           PRICE (US$)       (US$)        PRICE (US$)  (US$/TON)        (PS.)           (PS.)
--------                  -------         ------------   ------------    ------------  ---------    -----------   ---------------
SOYBEAN
Futures
--------
Buy.............            2,720           646.58         1,758,696                                    711.24        175,870

Options
Call Buy........            6,800                                           744.07         13.78        768.08        (93,697)
Call Sale.......            6,800                                           826.74         (9.99)       768.08         67,930

WHEAT
-----
Futures
Buy.............            5,920           384.22         2,274,609                                    422.65        227,461

SOYBEAN OIL
Futures
-------
Buy.............              544         1,531.85           833,634                                  1,685.04         83,363
                                                         -----------                                               ----------
                                                           4,866,939                                                  460,927
                                                         ===========                                               ==========

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


        This item is not applicable.


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


       DEFAULTS AND PARTIAL WAIVERS AND DEBT AGREEMENTS WITH IRSA'S CREDITORS

       On May 24, 2000, IRSA entered into a US$ 80 million syndicated credit facility arranged by BankBoston N.A. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points. Amounts owing under the syndicated credit facility were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, IRSA could not make the scheduled payment on that date.

         On December 18, 2000, IRSA issued US$ 43.5 million class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. IRSA's floating rate notes matured in December 2001, and IRSA was unable to pay the principal then due. As a result of such non-payment, in December 2001, IRSA entered into negotiations with the holders of its floating rate notes and to date have been able to obtain short-term deferrals of its obligation to pay such matured notes. On February 8, 2002, IRSA agreed with its holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on its floating rate notes were due in full on November 14, 2002 and were further renegotiated as explained bellow. IRSA also agreed with its holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, IRSA repurchased to Banco Sudameris its participation in the mentiones convertible notes for US$ 6.8 million.

       The floating rate notes and the syndicated credit facility include various restrictive covenants, which among other things, require IRSA to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and repurchases of stock and investments.

       As of June 30, 2002, IRSA was not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders and banks in relation to such covenants.

       This situation has already been regularized and after months of negotiations, IRSA has finished the restructuring of its debt under the US$ 80 million loan agreement and the outstanding US$ 41.2 million of its floating rate notes. On November 15 IRSA has signed a "Refinancing Framework Agreement" with its six bank creditors (Banca Nazionale del Lavoro S.A., BankBoston N.A., Banco de la Ciudad de Buenos Aires, HSBC Bank Argentina S.A., Banco Itau S.A., New York Branch and Banco de la Nacion Argentina, New York Branch) to refinance its debt at a long term and lower interest rates.

       Moreover, IRSA's subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, did not pay the principal installments of US$ 300.000 each, that were due on January 26, April 29, July 29 and October 26, 2002, and the interest installments due on July 29 and October 26, 2002, for a total amount of US$ 315.000, under the US$ 12.0 million loan. Although Hoteles Argentinos' Management is renegotiating its debt with its creditors, IRSA cannot assure you that an agreement will be reached.

       On January 31, 2002, and on April 30, 2002 IRSA did not pay to Goldman Sachs two equal installments of US$ 6.6 million plus reasonable costs and interest. On October 7, 2002, Goldman Sachs sent IRSA a letter claiming that since January 31, 2002, IRSA has been in default under its obligations under the amended shareholders agreement dated November 9, 2001. On November 21, 2002, together with Goldman

Sachs, IRSA signed a Letter Agreement in which IRSA agrees to cancel the US$
16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.


                                    PART III


ITEM 15. RESERVED


ITEM 16. RESERVED


                                     PART IV


ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.


ITEM 18. FINANCIAL STATEMENTS


        The following consolidated financial statements are filed as part of this Form 20-F.


ITEM 19. INDEX OF EXHIBITS

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------
3.1*              Estatutos of the registrant, which serve as the registrant's articles of incorporation and bylaws, and an English translation thereof.

4.1**             Unit Agreement between the registrant and the Bank of New
                  York.

4.2**             Indenture between the registrant and the Bank of New York.

4.2** Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3* Management Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. (formerly Consultores Asset Management S.A.) dated October 25, 1994.

12.1**            Statement re computation of ratio of earnings to fixed charges

21.1**            Subsidiaries of the registrant

---------------

* Incorporated herein by reference to the exhibit to the registrant's registration statement on Form F-1 (File No. 333-06548)

** Incorporated herein by reference to the same-numbered exhibit to the registrant's registration statement on Form F-3 (File No. 333-90476)

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA ("CRESUD")

                                                                                                     ------------
                                                                                                         Page
                                                                                                     ------------
Report of Independent Accountants.................................................................       F-2
Consolidated Balance Sheets as of June 30, 2002 and 2001..........................................       F-3
Consolidated Statements of Income for the years ended June 30, 2002, 2001 and 2000................       F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2002, 2001
and 2000..........................................................................................       F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000............       F-6
Notes to the  Consolidated Financial Statements..................................................        F-8


IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA ("IRSA")

Report of Independent Accountants.................................................................      F-60
Consolidated Balance Sheets as of June 30, 2002 and 2001..........................................      F-61
Consolidated Statements of Income for the years ended June 30, 2002,  2001 and 2000...............      F-62
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2002,  2001
and 2000..........................................................................................      F-63
Consolidated Statements of Cash Flows for the years ended June 30, 2002,  2001 and 2000...........      F-64
Notes to the  Consolidated Financial Statements..................................................       F-66







  The accompanying notes are an integral part of these consolidated financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS

In our opinion, the accompanying consolidated financial statements and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 5.b) (i) to the consolidated financial statements, the Company has a 19.85% equity interest in IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA"). On September 9, 2002 IRSA 's independent accountants issued a report stating that the company had undergone through a negative impact by the continuous deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Argentine peso which raise substantial doubt about IRSA's ability to continue as a going concern. The financial statements of IRSA do not include any adjustment that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net (loss) income expressed in Argentine pesos for each of the three years in the period ended June 30, 2002 and the determination of the consolidated shareholders' equity and consolidated financial position also expressed in Argentine pesos at June 30, 2002 and 2001 to the extent summarized in Note 12 to the consolidated financial statements.



PricewaterhouseCoopers
Buenos Aires, Argentina
September 9, 2002











  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2001
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


                                                                         2002                    2001
                                                                  ------------------  -----------------
ASSETS
CURRENT ASSETS
       Cash and banks.........................................    Ps.    39,473,338   Ps.    3,696,692
       Investments ...........................................               84,100        111,591,719
       Trade accounts receivable, net ........................           17,038,986         10,440,669
       Other receivables .....................................            7,520,271         25,394,827
       Inventories ...........................................           34,011,938         26,081,114
                                                                  ------------------  -----------------
                                                                         98,128,633        177,205,021
                                                                  ------------------  -----------------
NON-CURRENT ASSETS
       Other receivables .....................................            2,202,097          3,622,185
       Inventories ...........................................           26,188,183         48,737,064
       Investments ...........................................          107,483,607         15,873,859
       Property and equipment, net ...........................          114,166,943        150,902,637
       Intangible assets, net.................................            2,511,292          3,517,166
                                                                  ------------------  -----------------
                                                                        252,552,122        222,652,911
                                                                  ------------------  -----------------
              Total Assets ...................................    Ps.   350,680,755   Ps.  399,857,932
                                                                  ==================  =================

LIABILITIES
CURRENT LIABILITIES
       Trade accounts payable ................................    Ps.    17,336,042   Ps.   18,670,889
       Short-term debt........................................            6,649,068         26,607,834
       Salaries and social security payable ..................              828,805            571,211
       Taxes payable .........................................            6,351,121            445,426
       Other liabilities .....................................            1,397,237          1,708,391
                                                                  ------------------  -----------------
                                                                         32,562,273         48,003,751
                                                                  ------------------  -----------------
NON-CURRENT LIABILITIES
       Other liabilities .....................................           12,974,361            487,694
                                                                  ------------------  -----------------
                                                                         12,974,361            487,694
                                                                  ------------------  -----------------
              Total Liabilities...............................           45,536,634   .     48,491,445
                                                                  ------------------  -----------------
Minority interest.............................................              383,503            475,156
                                                                  ------------------  -----------------
SHAREHOLDERS' EQUITY..........................................          304,760,618        350,891,331
                                                                  ------------------  -----------------
              Total Liabilities and Shareholders' Equity......    Ps.   350,680,755   Ps.  399,857,932
                                                                  ==================  =================

  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


                                                                   2002              2001                 2000
                                                             ----------------  ----------------    ----------------
Net sales
       Crops...........................................      Ps.  43,193,585   Ps.  37,588,101     Ps.  36,168,042
       Beef cattle.....................................           24,581,122        26,115,044          26,156,379
       Milk............................................            2,010,515         2,327,798           3,331,217
       Others..........................................            1,666,149         2,430,875           3,500,991
Less:
       Gross sales tax.................................             (650,552)         (423,078)          (464,043)
                                                             ----------------  ----------------    -----------------
                Total net sales........................           70,800,819        68,038,740          68,692,586
                                                             ----------------  ----------------    -----------------
Cost of sales
       Crops...........................................          (13,852,898)      (27,260,838)        (26,921,429)
       Beef cattle.....................................          (20,279,656)      (21,713,923)        (23,306,404)
       Milk............................................           (3,171,145)       (2,018,241)         (4,980,877)
       Others..........................................           (1,889,666)       (2,118,981)         (2,445,740)
                                                             ----------------  ----------------    -----------------
                Total cost of sales....................          (39,193,365)      (53,111,983)        (57,654,450)
                                                             ----------------  ----------------    -----------------
                Gross profit...........................           31,607,454        14,926,757          11,038,136
                                                             ----------------  ----------------    -----------------
Selling expenses ......................................           (8,705,718)       (9,590,017)         (9,141,428)
Administrative expenses ...............................           (7,450,581)       (7,511,464)         (7,743,491)
Net gain on the sale of farms .........................           14,755,923         5,101,150                   -
Inventory holding (loss) gain..........................          (17,452,822)       (1,325,916)            140,087
                                                             ----------------  ----------------    -----------------
                Operating income (loss)................           12,754,256         1,600,510          (5,706,696)
                                                             ----------------  ----------------    -----------------
Financial results, net:
       Financial (expense) income generated by assets..          (13,390,523)       12,194,295           8,783,944
       Financial income (expense) generated by
       liabilities ....................................            5,842,882        (1,163,936)             95,592
                                                             ----------------  ----------------    -----------------
                Total financial results, net...........           (7,547,641)       11,030,359           8,879,536
                                                             ----------------  ----------------    -----------------
Loss from equity investments...........................          (37,640,641)         (336,831)            (32,432)
                                                             ----------------  ----------------    -----------------
Other income (expense), net:
       Gain on sale of other property and equipment....               27,085            84,507              31,436
       Others..........................................              119,883           (12,243)           (127,542)
       Donations.......................................                    -          (374,897)           (132,427)
                                                             ----------------  ----------------    -----------------
                Total other income (expense), net......              146,968          (302,633)           (228,533)
                                                             ----------------  ----------------    -----------------
Management fee ........................................                    -          (833,104)           (294,285)
                                                             ----------------  ----------------    -----------------
(Loss) income before income tax and minority interest..          (32,287,058)       11,158,301           2,617,590
                                                             ----------------  ----------------    -----------------
Income tax expense.....................................           (7,579,886)       (4,014,295)            (43,746)
Minority interest......................................              310,616           353,923              74,711
                                                             ----------------  ----------------    -----------------
Net (loss) income for the year.........................      Ps. (39,556,328)  Ps.   7,497,929  Ps.      2,648,555
                                                             ================  ================ =====================



  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
             EQUITY FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

                                                              SHAREHOLDERS' CONTRIBUTIONS
                                      -----------------------------------------------------------------------------
                                                                        INFLATION
                                                                       ADJUSTMENT
                                                                        OF COMMON
                                                                          STOCK
                                                                           AND
                                          COMMON        TREASURY        TREASURY       ADDITIONAL                     LEGAL
               ITEMS                       STOCK          STOCK           STOCK     PAID-IN-CAPITAL   TOTAL         RESERVE
------------------------------------ --------------- -------------- --------------- --------------- -------------- --------------
BALANCES AS OF JUNE 30, 1999.....    Ps.119,669,749  Ps.4,614,643   Ps.134,353,886  Ps.79,936,678  Ps.338,574,956  Ps. 4,584,259

Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 28, 1999
   - Directors'fees.............                 -              -               -               -              -               -
   - Legal reserve...............                -              -               -               -              -         101,759
   - Cash dividends (Ps. 0.18 per
   share)........................                -              -               -               -              -               -
Net income for the year..........                -              -               -               -              -               -
                                     --------------- -------------- --------------- -------------- --------------- --------------
BALANCES AS OF JUNE 30, 2000.....    Ps.119,669,749  Ps.4,614,643    Ps.134,353,886  Ps.79,936,678  Ps.338,574,956  Ps.4,686,018
Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 30, 2000
   - Legal reserve...............                -              -               -               -              -         132,428
   - Cash dividends (Ps.  0.02 per
   share)........................                -              -               -               -              -               -
Net income for the year..........                -              -               -               -              -               -
                                     --------------- -------------- --------------- -------------- --------------- --------------
BALANCES AS OF JUNE 30, 2001.....    Ps.119,669,749  Ps.4,614,643    Ps.134,353,886  Ps.79,936,678  Ps.338,574,956  Ps.4,818,446

Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 19, 2001
   - Legal reserve...............                -              -               -               -              -         374,897
   - Cash dividends (Ps. 0.06 per
   share)........................                -              -               -               -              -               -
Subscription of treasury stock...            2,353         (2,353)              -               -              -               -
Transfer of shares to a trust
under the stock option plan......        3,073,437     (3,073,437)              -               -              -               -
Net loss  for the year...........                -              -               -               -              -               -
                                     --------------- -------------- --------------- -------------- --------------- --------------
BALANCES AS OF JUNE 30, 2002.....    Ps.122,745,539  Ps.1,538,853    Ps.134,353,886  Ps.79,936,678  Ps.338,574,956  Ps. 5,193,343
                                     =============== ============== =============== ============== =============== ==============



                                          ACCUMULATED
                                           RETAINED
                                           EARNINGS
               ITEMS                       (DEFICIT)        TOTAL
------------------------------------   --------------- --------------
BALANCES AS OF JUNE 30, 1999.....      Ps.21,684,331   Ps.364,843,546

Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 28, 1999
   - Directors'fees.............            (79,793)        (79,793)
   - Legal reserve...............           (101,759)              -
   - Cash dividends (Ps. 0.18 per
   share)........................        (21,502,779)    (21,502,779)
Net income for the year..........          2,648,555       2,648,555
                                       --------------- --------------
BALANCES AS OF JUNE 30, 2000.....          2,648,555      345,909,529
Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 30, 2000
   - Legal reserve...............           (132,428)
   - Cash dividends (Ps.  0.02 per
   share)........................         (2,516,127)     (2,516,127)
Net income for the year..........          7,497,929       7,497,929
                                       --------------- --------------
BALANCES AS OF JUNE 30, 2001.....      Ps. 7,497,929   Ps.350,891,331

Appropriation  of  profits
resolved by:
Shareholders' Meeting held on
October 19, 2001
   - Legal reserve...............           (374,897)              -
   - Cash dividends (Ps. 0.06 per
   share)........................         (7,123,031)     (7,123,031)
Subscription of treasury stock...              3,486           3,486
Transfer of shares to a trust
under the stock option plan......            545,160         545,160
Net loss  for the year...........        (39,556,328)    (39,556,328)
                                      --------------- ---------------
BALANCES AS OF JUNE 30, 2002.....     Ps.(39,007,681) Ps.304,760,618
                                      =============== ===============


  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


                                                                       2002                   2001                 2000
                                                                -----------------    ------------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year................................. Ps.(39,556,328)      Ps.     7,497,929      Ps.   2,648,555
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET CASH FLOW
PROVIDED BY OPERATING ACTIVITIES:
Depreciation...................................................       3,117,387             3,195,705             3,304,418
Amortization of intangible assets..............................         418,557               104,639                     -
Minority interest..............................................        (310,616)            (353,923)               (74,711)
Loss from affiliated companies.................................      37,640,641               336,831                32,432
Recovery  of provisions........................................              -                      -               (73,909)
Unrealized loss (gain) on investments..........................          13,290           (8,168,642)            (5,426,941)
Inventory holding loss (gain)..................................      17,452,822             1,325,916              (140,087)
Gain on the sale of farms......................................    (14,755,923)           (5,101,150)                     -
Gain (loss) on sale and withdraw from business of other
property and equipment.........................................        (27,085)              (84,507)               (31,436)
Retirement of other property and equipment.....................       3,211,114                92,850                     -
Accrual  for management fees...................................               -               833,104               294,285
Allowance for doubtful accounts................................         232,324               127,101               248,361
Financial results..............................................         942,723                     -                     -
Gain on the sale of investments of available-for-sale
securities.....................................................               -           (2,842,112)                34,771
CHANGES IN OPERATING ASSETS AND LIABILITIES:
(Increase) decrease in  trade accounts receivable..............     (6,257,532)           (5,922,354)             5,955,076
Decrease  in other receivables.................................      13,938,441             4,692,952             1,656,420
Dividends received from equity investees.......................       1,078,210               354,386               329,066
(Increase) decrease in inventory...............................     (3,292,113)            10,658,774            11,842,818
(Decrease) increase in trade accounts payable..................     (1,332,733)             9,067,917            (2,108,940)
Increase  in salaries and social security payable..............         257,594                65,113                74,959
Increase (decrease) in taxes payable...........................       5,905,695              (33,260)              (845,801)
Decrease in provisions.........................................               -                     -              (266,036)
Increase of intangible assets..................................               -             (939,861)               (79,991)
Increase (decrease) in interest payable........................       2,580,794               445,385               (11,986)
(Decrease) increase in other liabilities.......................       (994,318)                59,987              (580,134)
                                                                -----------------    ------------------     ----------------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................      20,262,944            15,412,780            16,781,189
                                                                -----------------    ------------------     ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of  other property and equipment........         286,734               421,565               414,673
Net proceeds from sale of farms................................      46,180,788            13,709,753                     -
Collection of secured receivables from sale of farms...........       4,133,861             1,707,743             3,092,034
Acquisition of farms and other property and equipment..........       (822,088)           (2,808,280)            (5,230,156)
Acquisition of subsidiary, net of cash acquired................               -                     -            (1,594,676)
Acquisition of investments.....................................    (57,834,870)         (137,022,353)           (15,786,927)
Investments in affiliates......................................       (348,500)             (604,500)                     -
Collateralized loans granted to third parties .................               -             (990,106)                     -
Net proceeds from sale of investments..........................      42,889,195            68,387,502            11,281,110
                                                                -----------------    ------------------     ----------------
NET CASH PROVIDED BY (USED IN)  INVESTING ACTIVITIES ..........      34,485,120           (57,198,676)           (7,823,942)
                                                                -----------------    ------------------     ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in minority interest..................................               -               712,821               108,593
Capital contributions from minority interests in controlled
subsidiaries...................................................         218,962                     -                    -
Cash dividends paid............................................     (7,123,031)           (2,516,127)           (21,502,779)
Subscription of treasury stock.................................         548,646                     -                     -
Proceeds from short-term debt .................................      32,132,169            41,673,690                     -
Payments of short-term debt....................................    (44,719,213)           (15,478,949)                    -
Payments of seller financing ..................................        (95,919)             (712,890)            (1,807,549)
                                                                -----------------    ------------------     ----------------
NET CASH  (USED IN) PROVIDED BY FINANCING ACTIVITIES...........    (19,038,386)            23,678,545           (23,201,735)
                                                                -----------------    ------------------     ----------------
Net increase (decrease) in cash................................      35,709,678           (18,107,351)          (14,244,490)
                                                                -----------------    ------------------     ----------------
Cash and cash equivalents as of the beginning of the year......       3,770,430            21,877,781            36,122,271
                                                                -----------------    ------------------     ----------------
Cash and cash equivalents as of year-end....................... Ps.  39,480,108       Ps.   3,770,430            21,877,781
                                                                =================    ==================     ================


  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000 (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)



                                                        2002               2001                 2000
                                                -----------------  -----------------  -------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest.....................................   Ps.   2,557,860    Ps.    641,003     Ps.     195,311
Income tax...................................   Ps.     156,103    Ps.          -     Ps.      12,524
NON-CASH TRANSACTIONS WERE AS FOLLOWS:
Conversion of other receivables balances into
irrevocable capital contributions in related
companies....................................   Ps.           -                 -     Ps.     263,980
Acquisition of subsidiary through issuance of
debt to the seller...........................   Ps.           -                 -     Ps.   1,533,951
Inventory transferred to property and equipment Ps.     457,347    Ps.    362,718     Ps.     515,982
Dividends receivable from affiliated company.   Ps.           -                 -     Ps.      78,335
Farms purchased with sellers financing.......   Ps.           -                 -     Ps.           -
Farms sold with financing....................   Ps.           -         2,737,561     Ps.           -
Property and equipment donations.............   Ps.       2,114            21,188     Ps.           -

ACQUISITION OF SUBSIDIARY COMPANY
Trade accounts receivable....................                                         Ps.       7,097
Other receivables............................                                                  66,885
Property and equipment.......................                                                  47,049
Intangible assets............................                                                 252,679
                                                                                      -------------------
Total non-cash assets acquired ..............                                                 373,710
                                                                                      -------------------
Trade accounts payable.......................                                                 (78,384)
Other liabilities............................                                                 (20,986)
Loans........................................                                                       -
Salaries and social security and taxes payable                                                      -
                                                                                      -------------------
Total liabilities assumed....................                                                 (99,370)
                                                                                      -------------------
Value of net assets acquired.................                                                 274,340
                                                                                      -------------------
Cash acquired................................                                                      13
                                                                                      -------------------
Minority interest............................                                                 (82,307)
                                                                                      -------------------
Goodwill ....................................                                               2,936,594
                                                                                      -------------------
Purchase price of acquired subsidiary company                                         Ps.   3,128,640
                                                                                      ===================


  The accompanying notes are an integral part of these consolidated financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


1.  DESCRIPTION OF BUSINESS

         Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud") was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier's shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company is involved in various operations and activities including crop production, cattle raising and fattening, milk production and certain forestry activities. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company's primary operations.


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

         ECONOMIC CRISIS

         Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

         As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

         On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of issuance of these consolidated financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

         Listed below are some of the measures adopted by the Government that are in force at the date of filing these consolidated financial statements and the effect they have on the Company's economic and financial situation to date.


         EXCHANGE SYSTEM

         On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)


         EXCHANGE SYSTEM (CONTINUED)

         The new exchange regime replaces the previous convertibility legislation, under which the previous exchange rate of Ps. 1 to US$ 1 existed for a number of years. Also, during the year ended June 30, 2002, the Argentine peso devalued significantly, and at June 30, 2002 the exchange rate was approximately Ps. 3.8 per US$ 1.


         DEPOSITS IN ARGENTINE FINANCIAL INSTITUTIONS

         Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index
(CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the Argentine Statistics and Census Institute (INDEC). The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds.


         FINANCIAL DEBTS IN FOREIGN CURRENCY WITH ARGENTINE FINANCIAL
         INSTITUTIONS

         Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.


         RECEIVABLES AND DEBTS IN ARGENTINA NOT RELATED TO THE FINANCIAL SYSTEM

         The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. A reference stabilization index must be applied to these balances as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.


         DEFERMENT OF THE DEDUCTION OF THE EXCHANGE DIFFERENCE FOR INCOME TAX PURPOSES

         The net negative results caused by this devaluation will be deductible for income tax purposes over the next five fiscal years.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

         IMPACT OF THE CURRENT ECONOMIC CONDITIONS ON THE COMPANY

         The crisis has not significantly affected the operations of the Company except as regards the investment in IRSA.

         The accompanying consolidated financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's consolidated financial statements may not include all adjustments that might ultimately result from these adverse conditions.

3.       PREPARATION OF FINANCIAL STATEMENTS

         A)   BASIS OF PRESENTATION AND CONSOLIDATION

         The consolidated financial statements of Cresud and subsidiaries (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and the regulations of the Comision Nacional de Valores ("CNV"), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 12 to these consolidated financial statements.

         Under Argentine GAAP, financial statements are required to be restated to reflect the effects of the inflation for any fiscal year, provided that the change in Indice de Precios Mayorista Nivel General (General Wholesale Price Index, or "WPI") for such year has exceeded eight percent. As the annualized changes in that index has been less that such percentage from August 31, 1995 to June 30, 2001, financial statements prepared in accordance with Argentine GAAP did not need to be restated in constant pesos during that year. However, as inflation accounting became applicable as from January 2002, the accompanying consolidated financial statements have been restated in constant pesos of June 30, 2002. The conversion factor used to restate the Company's original financial statements was approximately 1.96.

         B)       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

         All significant intercompany balances and transactions have been eliminated in consolidation.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


3.       PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

         B)       PRINCIPLES OF CONSOLIDATION (CONTINUED)

         A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

                                                 PERCENTAGE OF CAPITAL STOCK
                     SUBSIDIARIES                  OWNED AS OF JUNE 30, (I)
         -----------------------------------   -------------------------------
                                                    2002              2001
                                               --------------    -------------
         Inversiones Ganaderas S.A..........        99.99%           99.99%
         Futuros y Opciones.Com S.A.........        70.00%           70.00%

         (i) Percentage of equity interest owned has been rounded.

         C)       PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

         The consolidated financial statements have been prepared on the basis of general price-level accounting (see Note 3.a)) which reflects the changes in the purchasing power of the peso in the Company's historical financial statements , as follows:

         o Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power.

         o Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements.

         o Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain of loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within total financial results.

         D)   RECLASSIFICATIONS

         Certain reclassifications of prior year information have been made to conform with the current year presentation.

         E)   ACQUISITIONS

         YEAR ENDED JUNE 30, 2000

         In May 2000, Cresud acquired a 70% equity interest in Futuros y Opciones.Com S.A. ("FYO.Com"), a privately owned Argentine corporation, for US$
1.6 million. Pursuant to the acquisition agreement between Cresud and the previous owners, Cresud agreed to pay to the sellers US$ 0.8 million in cash and US$ 0.6 million within a six-month period as from acquisition date. The remaining purchase price of US$ 0.2 million was placed into an escrow account. The total amount held in escrow will be released in May 2003 upon confirmation that no contingencies arise during that three-year period.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


3.       PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

         E)   ACQUISITIONS (CONTINUED)

         YEAR ENDED JUNE 30, 2000 (CONTINUED)

         The acquisition was accounted for using the purchase method. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. The excess of the purchase price over the fair market value of the assets acquired of Ps. 2.9 million has been allocated to goodwill and is being amortized over 5 years using the straight-line method.

         FYO.Com is a Web-based provider of comprehensive, real-time, financial instrument news and analytic tools. As of June 30, 2002, FYO.Com is in a development stage. This company intends to provide e-commerce services related to financial instrument activities, including derivatives and insurance. To date, this company has generated no revenues. FYO.Com expects to derive its revenues from the sale of advertising contracts and commerce revenues.

         F)   DISPOSITIONS

         YEAR ENDED JUNE 30, 2002

         On August 3, 2001 the Company sold El Silencio farm, covering 397 hectares, in the district of Rojas, Province of Buenos Aires, for a total consideration of US$ 1.03 million, resulting in an approximate gain of Ps. 0.2 million.

         During the current year the Company sold El Coro farm, covering 10,321 hectares, in the district of Rio Seco, Province of Cordoba, for a total consideration of US$ 7.8 million, resulting in an approximate gain of Ps. 3.0 million.

         On May 8, 2002 the Company sold La Sofia farm, covering 6,149 hectares, in the district of Rio Cuarto, Province of Cordoba for the total consideration of US$ 10 million, resulting in an approximate gain of Ps. 11.5 million.

         YEAR ENDED JUNE 30, 2001

         On September 11, 2000 Cresud sold El Banadito farm, covering 1,789 hectares, in the district of Ines Indart, Salto, Province of Buenos Aires, for a total consideration of US$ 6.2 million (including the sale of the dairy farm, silo plants and other chattels) resulting in an approximate gain of Ps. 5.5 million.

         On December 4, 2000 Cresud sold Tourne farm, covering 19,614 hectares, in the district of Vera, Province of Santa Fe, for a total consideration of US$
2.8 million (including the sale of the farm and other real estates) resulting in an approximate loss of Ps. 0.4 million.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


3.       PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

         G)   USE OF ESTIMATES

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

4.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

         A)   REVENUE RECOGNITION

         The Company primarily derives its revenues from the sale of crops, milk and live beef cattle and to a lesser extent, from the sale of charcoal and fence posts. Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

         The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company's primary operations. Farmland sales are recorded under the accrual method of accounting. Farmland sales are not recognized until (i) the sale is consummated, (ii) the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) the Company's receivable is not subject to future subordination, and (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property. The Company did not defer revenue related to farmland sales in any of the years presented.

         B)   STATEMENTS OF CASH FLOWS

         The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

         C)   TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are stated at estimated realizable values. The Company provides for losses relating to trade accounts receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


4.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         D)       INVESTMENTS

         Current

         Current investments include mutual funds which invest in time deposits with original maturities of less than three months at purchase and government bonds. These investments are carried at market value as of year-end. Unrealized gains and losses on these investments are included in "Financial results, net", in the consolidated statements of income, and are calculated using the specific identification method.

         Non-current

         Investments in affiliates in which the Company has significant influence (generally representing an equity interest of 20% to 50%) have been accounted for under the equity method. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investees is considered impaired when an other than temporary decrease in the value of the investments has occurred.

         E)   INVENTORIES

         Livestock for raising and fattening are stated at their net realizable value. Livestock for dairy production and other purposes, which are not intended to be sold within the next twelve months, are stated at their replacement cost as determined by agricultural appraisers. Inventory holding gains and losses are segregated in a separate line to determine operating income (loss).

         Inventories of harvested crops are stated at current sales price less cost of disposal. Unharvested crop-growing costs are included as part of inventory and represent costs incurred to plant and maintain seed crops which will be harvested during the subsequent fiscal year. Inventories are periodically reviewed and reserves established for deteriorated, excess and obsolete items.

         F)  PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, adjusted for the inflation from the date of acquisition through the end of the year as defined in note 3.c), less accumulated depreciation.

         Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

                       Asset                    Estimated useful life
                                                       (years)
         ---------------------------------      ---------------------
         Buildings and constructions .....                50
         Alfalfa fields and meadow........                4
         Vehicles.........................                5
         Machinery........................                10
         Furniture and equipment..........                10
         Others...........................         Between 4 and 10

         The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

         When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, and any resulting gain or loss is reflected in the statement of income.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


4        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         G)   INTANGIBLE ASSETS

         (i) Goodwill

         Goodwill, representing the excess of the cost over the fair value of net identifiable assets acquired, is stated at cost, adjusted for the effects of inflation from the date of acquisition through the end of the year as defined in note 3.c), less accumulated amortization calculated on the straight-line basis over its estimated economic life, not exceeding 5 years.

         (ii)   Web site development costs

         The Company capitalizes certain costs incurred in the development of the Company's web site. Such costs are amortized under the straight-line method over a period of 3 years.

         (iii)  Other intangible assets

         Other intangible assets are stated at cost, adjusted for the effects of inflation as defined in note 3.c), and are being amortized over 3 years on a straight-line basis as from April 1, 2001.

         H)  FOREIGN CURRENCY ASSETS AND LIABILITIES

         Foreign currency transaction gains and losses are recorded within "Financial results, net" in the consolidated statements of income.

         I)  INCOME TAX PROVISION

         The Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all years presented. The Company does not recognize deferred taxes.

         As of June 30, 2002, the Company had an accumulated income tax loss carryforward of approximately Ps. 1.5 million, pertaining to the aggregate amount of income tax loss carryforwards of certain subsidiaries which, on an individual entity basis, may be offset against future years' taxable income in accordance with income tax law.

         J)  ASSET TAX PROVISION

         The Company is subject to the Asset Tax Law ("Impuesto a la Ganancia Minima Presunta") which became effective for fiscal years ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges.

         Originally asset tax carryforwards were available for utilization within a four-year period. Pursuant to Law 25,360 effective December 2000, the utilization period has been extended to ten years. Accordingly, the asset tax liability for the year ended June 30, 2002 has been recognized as an asset since in the opinion of management it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


4.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         K)  PROVISIONS FOR CONTINGENCIES

         The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings arising in the ordinary course of business. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

         L)  PENSION INFORMATION

         The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

         M)  IMPAIRMENT OF LONG-LIVED ASSETS

         The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

         N)  VACATION EXPENSES

         Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

         O)  COMMODITY CONTRACTS

         The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts designed to reduce exposure to changes in market prices. The Company does not engage in trading or other speculative use of these financial instruments. Realized gains and losses associated with futures contracts are recorded in cost of products sold on a cash settlement basis. Deposits and premiums paid are recorded as other receivables on the consolidated balance sheet.

         P)   ADVERTISING EXPENSES

         The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2002, 2001 and 2000 were Ps. 0.02 million, Ps. 0.1 million and Ps. 0.2 million, respectively.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


5.       DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS


         a)   Cash and banks
                                                                  AS OF JUNE 30,
                                                      -----------------------------------
                                                          2002                2001
                                                      ---------------    ----------------
 Cash .............................................   Ps.    916,385     Ps.     255,340
 Cash in banks.....................................       38,284,382           1,641,750
 Collections to be deposited.......................          272,571           1,799,602
                                                      ---------------    ----------------
                                                      Ps. 39,473,338     Ps.   3,696,692
                                                      ===============    ================

b)   Investments
                                                                   AS OF JUNE 30,
                                                      -----------------------------------
                                                         2002                 2001
                                                      ---------------    ----------------
CURRENT
Investment mutual funds ..........................    Ps.      6,770     Ps.   9,850,922
Government bonds..................................            77,330           1,510,547
IRSA Inversiones y Representaciones ("IRSA")......                 -         100,230,250
                                                      ---------------    ----------------
                                                      Ps.     84,100     Ps. 111,591,719
                                                      ===============    ================
NON-CURRENT
Equity investments (i)............................    Ps.107,483,607     Ps.  15,873,859
                                                      ---------------    ----------------
                                                      Ps.107,483,607     Ps.  15,873,859
                                                      ===============    ================

         (i) As of June 30, 2002, the Company had a 35.72%, 50% and 19.85% equity interest in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA Inversiones y Representaciones S.A. for the amounts of Ps. 13,791,516, Ps. 2,292,638, Ps. 91,381,008, respectively, and others for Ps. 18,445.

         Until March 31, 2002, the Company's investment in IRSA was classified as a current investment and carried at market value as was held for trading purposes. Unrealized (losses) gains recognized in earnings during the years ended June 30, 2002 and 2001 amounted to Ps. (27.2) million and Ps. 7.9 million, respectively. Effective March 31, 2002, as a result of a change in the Company's strategy to hold such shares as permanent investments, the Company changed the accounting method for its investment in IRSA's shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 13.8 million, representing the excess of equity value over market value at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years and the net carrying value as of June 30, 2002 amounts to Ps. 13.7 million (See note 5.j).

         c)   Trade accounts receivable, net

                                                                       AS OF JUNE 30,
                                                       ---------------------------------------
                                                             2002                  2001
                                                       ------------------    -----------------
 Trade accounts receivable.........................    Ps.    17,570,376     Ps.   11,496,317
 Related parties (Note 9)..........................              183,473
 Less:
 Allowance for doubtful accounts (Note 14.d).......            (714,863)          (1,055,648)
                                                       ------------------    -----------------
                                                       Ps.    17,038,986     Ps.   10,440,669
                                                       ==================    =================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


5.       DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS (CONTINUED)

         d)   Other receivables


                                                                    AS OF JUNE 30,
                                                      ------------------------------------
                                                          2002                 2001
                                                      ----------------    ----------------
CURRENT
Receivables from the sale of farms (i)............    Ps.     471,922     Ps.   5,134,578
Collateralized loans granted to third parties (ii)            138,143             222,395
Asset tax credit  (iii)...........................          2,368,941           5,437,461
Tax credits, excluding asset tax (iv)  ..........                   -           3,467,564
Margin deposits receivable from brokers...........             64,530           1,514,457
Premiums paid in connection with derivative
instruments.......................................             25,424             387,449
Other deposits....................................            643,626           1,681,540
Surety bonds received.............................
Prepaid leases....................................            225,571           4,780,536
Related parties (Note 9)..........................            262,962             403,227
Prepaid expenses, excluding leases................            418,196           1,209,464
Other.............................................          2,900,956           1,156,156
                                                      ----------------    ----------------
                                                      Ps.   7,520,271     Ps.  25,394,827
                                                      ================    ================
NON-CURRENT
Receivables from the sale of farms (i)............    Ps.     873,481     Ps.   2,053,170
Collateralized loans granted to third parties (ii)            494,942             850,599
Asset tax credit  (iii)...........................            146,542             179,840
Prepaid leases....................................            157,095             351,972
Related parties (Note 9)..........................            434,607                   -
Other.............................................             95,430             186,604
                                                      ----------------    ----------------
                                                      Ps.   2,202,097     Ps.   3,622,185
                                                      ================    ================

         (i) At June 30, 2002, receivables from the sale of farms include Ps.
         1.3 million corresponding to the outstanding balance of a US$ 1.4 million receivable from the sale of the Tourne farm which accrues interest at a fixed rate of 8% and is being collected in four equal annual installments commencing January 15, 2002. The Company agreed with the purchaser the payment in installments. As guarantee for the payment, the Company and the purchasers signed a mortagage affecting these newly sold properties starting that any termination of payment would imply the Company taking over on the properties.

         (ii) Collateralized loans granted to third parties include (a) Ps. 0.02 million corresponding to the outstanding balance of a US$ 0.10 million receivable secured by pledge which accrues a monthly interest of 0.83% and is being collected in eighteen instalments as from February 10, 2001 and (b) Ps. 0.62 million corresponding to the outstanding balance of a US$ 0.44 million receivable secured by mortgage which accrues an annual interest of 18% and will be collected in five annual instalments due December 1st of each year commencing in 2002.

         (iii) See Note 4.j).

         (iv) Tax credits, excluding asset tax consist primarily of value added tax ("VAT") to reduce future VAT debits.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


5.  DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS (CONTINUED)

         e)   Inventories


                                                                               AS OF JUNE 30,
                                                               -------------------------------------
                                                                    2002                 2001
                                                               -----------------    ----------------
         CURRENT
         Livestock.........................................    Ps.    6,675,800     Ps.  10,685,766
         Crops.............................................          22,455,846          11,038,501
         Unharvested crops.................................             743,668           1,367,914
         Seeds and fodder..................................             361,884             391,784
         Materials and others..............................           2,782,089           2,517,867
         Advances to suppliers.............................             992,651              79,282
                                                               -----------------    ----------------
                                                               Ps.   34,011,938     Ps.  26,081,114
                                                               =================    ================
         NON-CURRENT
         Livestock.........................................    Ps.   26,188,183     Ps.  48,731,075
         Unharvested crops.................................                   -               5,989
                                                               -----------------    ----------------
                                                               Ps.   26,188,183     Ps.  48,737,064
                                                               =================    ================

         f)   Trade accounts payable
                                                                           AS OF JUNE 30,
                                                               -------------------------------------
                                                                    2002                 2001
                                                               -----------------    ----------------

         Suppliers.........................................    Ps.   12,185,970     Ps.  13,603,573
         Related parties (Note 9)..........................             155,394             754,024
         Accruals..........................................           4,994,678           4,313,292
                                                               -----------------    ----------------
                                                               Ps.   17,336,042     Ps.  18,670,889
                                                               =================    ================



         g)   Short-term debt
                                                                          AS OF JUNE 30,
                                                               -------------------------------------
                                                                    2002                 2001
                                                               -----------------    ----------------

         Local financial loans ............................    Ps.    6,649,068     Ps.   7,966,345
         Foreign financial loans ..........................                   -          18,641,489
                                                               -----------------    ----------------
                                                               Ps.    6,649,068     Ps.  26,607,834
                                                               =================    ================


         At June 30, 2002, the outstanding balance of local financial loans relates to loans borrowed in March and April 2001 to finance exports of soybean and corn to Europe by customers and for the acquisition of IRSA's shares, and include: (a) a Ps. 2.6 million loan which matured in April, 2002 and accrues interest at a fixed rate of 8% per annum plus CER, (b) a Ps. 2.0 million loan which accrues interest at a fixed rate of 8% per annum plus CER, (c) a Ps. 1.3 million loan which accrues interest at a fixed rate of 8% per annum plus CER, and (d) a Ps. 0.7 million loan, in guarantee of which 14,851,299 IRSA's shares have been pledged. This loan has accrued an average interest rate of approximately 14%. On August 1st 2002, the Company paid a total of Ps. 2.2 million corresponding to one loan, which matured during April, 2002.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


5.  DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS (CONTINUED)

         h)       Salaries and social security payable

                                                                          AS OF JUNE 30,
                                                               ------------------------------------
                                                                   2002                 2001
                                                               ----------------    ----------------
         Social security payable............................   Ps.     192,410     Ps.     239,470
         Salaries payable...................................           619,782             298,046
         Other..............................................            16,613              33,695
                                                               ----------------    ----------------
                                                               Ps.     828,805     Ps.     571,211
                                                               ================    ================

         i)       Taxes payable

                                                                          AS OF JUNE 30,
                                                               ------------------------------------
                                                                   2002                 2001
                                                               ----------------    ----------------
         Income tax..........................................  Ps.   4,792,430     Ps.           -
         Asset tax provision.................................                -              45,033
         Value added Tax.....................................        1,174,170                   -
         Property tax payable................................          208,146             315,114
         Gross sales tax payable.............................           11,072              12,862
         Income tax withholdings ............................          158,141              45,704
         Tax on indebtedness.................................            3,322              20,704
         Other...............................................            3,840               6,009
                                                               ----------------    ----------------
                                                               Ps.   6,351,121     Ps.     445,426
                                                               ================    ================

         j)       Other liabilities

                                                                          AS OF JUNE 30,
                                                               ------------------------------------
                                                                   2002                 2001
                                                               ----------------    ----------------
         CURRENT
         Advances from the sale of farm ....................   Ps.           -     Ps.     782,160
         Negative goodwill .................................           691,966                   -
         Seller financing ..................................                 -             365,609
         Management fee payable (Note 9)....................            27,556             442,025
         Related parties (Note 9) ..........................           134,196                   -
         Others.............................................           543,519             118,597
                                                               ----------------    ----------------
                                                               Ps.   1,397,237     Ps.   1,708,391
                                                               ================    ================

         NON-CURRENT
         Negative goodwill .................................   Ps.  12,974,361     Ps.           -
         Seller financing ..................................                 -             487,694
                                                               ----------------    ----------------
                                                               Ps.  12,974,361     Ps.     487,694
                                                               ================    ================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

5.       DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS (CONTINUED)

         k)   Financial results, net

                                                                        AS OF JUNE 30,
                                                  -------------------------------------------------------
                                                           2002               2001              2000
                                                  ------------------- ----------------- -----------------
 GENERATED BY ASSETS:
 Exchange income (loss) and discounts............ Ps.      5,894,860  Ps.    (298,462)  Ps.     (72,120)
 Interest income.................................          1,946,863         1,513,194         2,604,642
 Reference stabilization index (CER).............            658,704                 -                 -
 Bank expenses...................................            (3,208)                 -                 -
 Tax on bank debits and credits..................          (773,141)         (182,592)
 Holding results from secured receivables and            (3,039,659)
 other...........................................                                    -                 -
 Loss on exposure to inflation...................        (7,252,728)                 -                 -
 Unrealized and realized holding (loss) gain on
 current investments.............................       (10,822,214)        11,162,155         6,251,422
                                                  ------------------- ----------------- -----------------
                                                  Ps.   (13,390,523)  Ps.   12,194,295  Ps.    8,783,944
                                                  =================== ================= =================
 GENERATED BY LIABILITIES:
 Holding results ................................ Ps.     12,220,368  Ps.            -                 -
 Gain on exposure to inflation...................          2,475,775                 -                 -
 Interest expense:
      Related parties (Note 9)..................           (410,163)                 -                 -
      Others.....................................        (1,913,654)                 -                 -
 Reference stabilization index (CER).............        (1,577,746)                 -                 -
 Interest expense................................              (716)       (1,086,350)         (195,311)
 Tax on indebtedness.............................                  -          (80,118)                 -
 Exchange loss and discounts.....................        (4,950,982)             2,532           290,903
                                                  ------------------- ----------------- -----------------
                                                  Ps.      5,842,882  Ps.  (1,163,936)            95,592
                                                  =================== ================= =================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


6.       SHAREHOLDERS' CONTRIBUTIONS

         a)   Common stock

         As of June 30, 2002, the Company had 122,745,539 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company's shares during the years presented:


                                              COMMON STOCK                                          APPROVED BY
                                     --------------------------------                    ----------------------------------

                                                                         ADDITIONAL
                                      SHARES ISSUED      PAR VALUE     PAID-IN-CAPITAL          BODY              DATE
                                     --------------- ----------------  ---------------   -------------------- -------------
 BALANCES AS OF  JUNE 30, 1999,
 2000 AND 2001.....................    119,669,749   Ps. 119,669,749   Ps.  79,936,678
                                                                                         Ordinary and
                                                                                         Extraordinary
                                                                                         Shareholders'        March 8,
 Subscription of treasury stock....          2,353             2,353                -    Meeting              2002
                                                                                         Ordinary and         March 8,
                                                                                         Extraordinary        2002 and
                                                                                         Shareholders'        February
 Transfer of shares to a trust                                                           Meeting and Board    12, 2002,
 under the stock option plan.......      3,073,437         3,073,437                -    of Directors         respectively
                                     --------------- ----------------  ---------------
 BALANCE AS OF JUNE 30, 2002.......    122,745,539   Ps. 122,745,539   Ps.  79,936,678
                                     -============== ================  ===============


         b)  Treasury stock

         From time to time, the Company repurchases shares of common stock outstanding when it believes it is undervalued in the marketplace.

         During fiscal year 1999, the Company repurchased 12,612,220 of its own shares for a total consideration of Ps. 22.4 million. The Company recorded this acquisition as a reduction in retained earnings. Also, during fiscal year 1999, the Company distributed 7,997,577 shares of common stock on a pro rata basis to its shareholders.

         In January 2002, the shareholders exercised their pre-emptive rights and acquired 2,353 shares of treasury stock at a price of Ps. 1 per share. As discussed in Note 10, the shareholders approved a stock option plan relating to the remaining 4,612,290 treasury shares. At June 30, 2002, 3,073,437 of such shares have been transferred to a trust.

         c)  Inflation adjustment of common stock

         The Company's financial statements were prepared on the basis of general price-level accounting to reflect the changes in the purchasing power of the peso. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve which forms part of shareholders' equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


6.       SHAREHOLDERS' CONTRIBUTIONS (CONTINUED)

         d)  Restrictions on distribution of profits

         In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.


7.       COMMODITIES FUTURES AND OPTION CONTRACTS

         The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

         Realized gains, losses and costs associated with the contracts are recognized on a cash settlement basis. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet. The Company recognized net gains from commodity-based contract activity of Ps. 1.9 million, Ps. 0.2 million and Ps.
1.4 million for the years ended June 30, 2002, 2001 and 2000, respectively. The Company recognizes such gains as subtractions to cost of sales.

         As of June 30, 2002 and 2001, the Company had open commodity futures contracts amounting to US$ 1.3 million and US$ 16.8 million, respectively. At June 30, 2002 and 2001, these contracts covered a notional volume of 9,184 and 139,130 tons, respectively, of various crops, including soybean, wheat, corn and sunflower. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2002 and 2001, the Company had open call and put options that strike at weighted average prices per ton of US$
209.4 and US$ 160.5 covering notional amounts of 13,600 and 72,300 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2002 mature at various dates through January 2003.

         Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Company's futures and options contracts consist of a number of major institutions with high credit ratings. The Company does not believe that there is a significant risk of nonperformance by these counterparties because the Company continually monitors the credit rating of such counterparties, and limits the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


8.       ADDITIONAL INFORMATION ON ASSETS AND LIABILITIES


         The breakdown of main assets and liabilities as of June 30, 2002 is as follows:

                                          To mature        To mature         To mature        To mature in
                       To mature in       between 4        between 7        between 10        greater than
                         3 months       and 6 months      and 9 months     and 12 months         1 year            Past due
                      ---------------   --------------    ------------    ---------------    ---------------     -------------
ASSETS
Short-term
investments.......... Ps.         -       Ps.    -        Ps.       -      Ps.        -      Ps.          -      Ps.         -
Trade accounts
receivables, net.....    17,038,986              -                -                   -                   -                  -
Other receivables....     4,073,562         20,162           47,851             436,737           1,514,965                  -
                      ---------------   --------------   -------------    ---------------    ----------------    -------------
                      Ps.21,112,548     Ps. 20,162       Ps.  47,851       Ps.  436,737      Ps.  1,514,965      Ps.         -
                      ---------------   --------------   -------------    ---------------    ----------------    -------------
LIABILITIES
Trade accounts
payable.............. Ps.17,318,830     Ps.      -       Ps.  13,669       Ps.        -      Ps.          -      Ps.         -
Short-term debt......     6,649,068              -                 -                  -                   -                  -
Salaries and social
security payable.....       828,805              -                 -                  -                   -                  -
Taxes payable........     6,340,310              -                 -                  -                   -             10,811
Other liabilities ...       571,075              -                 -                  -                   -            134,196
                      ---------------   --------------   -------------    ---------------    ----------------    -------------
                      Ps.31,708,088     Ps.      -       Ps.  13,669       Ps.        -      Ps.          -        Ps. 145,007
                      ---------------   --------------   -------------    ---------------    ----------------    -------------




                       No fixed term           Total
                      ---------------     ----------------
ASSETS
Short-term
investments.......... Ps.    84,100       Ps.     84,100
Trade accounts
receivables, net.....             -           17,038,986
Other receivables....     3,629,091            9,722,368
                      ---------------     ---------------
                      Ps. 3,713,191       Ps. 26,845,454
                      ---------------     ---------------
LIABILITIES
Trade accounts
payable.............. Ps.     3,543       Ps. 17,336,042
Short-term debt......             -            6,649,068
Salaries and social
security payable.....             -              828,805
Taxes payable........             -            6,351,121
Other liabilities ...             -              705,271
                      ---------------     ---------------
                      Ps.     3,543       Ps. 31,870,307
                      ---------------     ---------------


                         Accruing interest at a       Accruing interest at a
                               fixed rate                 variable rate           Not accruing interest
                      ----------------------------- --------------------------------------------------------
                         Current      Non-Current      Current    Non-Current      Current        Non-Current           Total
                      -------------- -------------- ------------- ------------- ---------------  --------------    ---------------
ASSETS
Short-term
investments.......... Ps.         -  Ps.          - Ps.    84,100  Ps.     -    Ps.           -   Ps.         -     Ps.     84,100
Trade accounts
receivable, net......             -               -                        -         17,038,986               -         17,038,986
Other receivables....       764,462       1,368,423       643,626          -          6,112,183         833,674          9,722,368
                      ----------------------------- -------------- ------------ ---------------   -------------     ---------------
                      Ps.   764,462  Ps.  1,368,423 Ps.   727,726  Ps.     -    Ps. 23,151,169    Ps.   833,674     Ps. 26,845,454
                      ----------------------------- -------------- ------------ ---------------   -------------     ---------------

LIABILITIES
Trade accounts
payable.............. Ps.         -  Ps.          - Ps.         -  Ps.     -    Ps. 17,336,042    Ps.        -      Ps. 17,336,042
Short-term debt......     6,448,302               -             -          -           200,766               -           6,649,068
Salaries and social
security payable.....             -               -             -          -           828,805               -             828,805
Taxes payable........             -               -             -          -         6,351,121               -           6,351,121
Other liabilities....                             -             -          -           705,271               -             705,271
                      ----------------------------- -------------- ------------ --------------   -------------      ---------------
                      Ps. 6,448,302  Ps.          - Ps.         -  Ps.     -      Ps25,422,005   Ps.         -      Ps. 31,870,307
                      ----------------------------- -------------- ------------ --------------   -------------      ---------------

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


9.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES

         In November 1994, the Company entered into an agreement (the "Management Agreement") with Dolphin Fund Management, pursuant to which Dolphin Fund Management provides agricultural advisory services and certain other administration services. Eduardo S. Elsztain, a shareholder and director of the Company, and Marcelo Mindlin, a director of the Company, are President and Vice-President, respectively, of the Board of Directors of Dolphin Fund Management. In addition, certain executives, employees, shareholders and/or directors of Dolphin Fund Management are also executives, employees, shareholders and or directors of the Company. The Management Agreement has no preestablished expiration date; however, it may be terminated by either party upon not less than 60 days written notice. Nevertheless, if the Company terminates the agreement without cause, the Company is liable to Dolphin Fund Management for twice the average of the fees paid to Dolphin Fund Management for the two fiscal years preceding the termination.

         Pursuant to the terms of the Management Agreement, Dolphin Fund Management provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. The Company pays Dolphin Fund Management an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. nil, Ps. 0.8 million and Ps. 0.3 million for the years ended June 30, 2002, 2001 and 2000, respectively. Fees are fully paid subsequent to year-end.

         During the years ended June 30, 2002 and 2001 the Company has invested in shares of IRSA. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries, joint ventures and international strategic alliances in real estate activities in Argentina and Brazil. Eduardo Elsztain, a shareholder and director of the Company, Marcelo Mindlin and Saul Zang, directors of the Company, are Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors of IRSA, as well as shareholders of IRSA. This investment was classified as current investment and carried at market value at June 30, 2001 amounting to Ps.
100.2 million as was held for trading purposes. Since April 1, 2002, as a result of a change in the Company's strategy to hold such shares as a permanent investment, the Company is accounting for this investment under the equity method totaling Ps. 91.4 million at June 30, 2002.

         In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2002 and 2001 IRSA provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 0.1 million and Ps. 0.3 million, respectively.

         Until November 2001, the Company leased office space under a cancelable operating lease from IRSA. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2002, 2001 and 2000 amounted to Ps. 0.15 million, Ps. 0.3 million and Ps. 0.3 million, respectively.

         From time to time, the Company donates money to Fundacion IRSA, a charitable, not-for-profit organization of which Eduardo S. Elsztain, a shareholder of the Company, is a Director, and his wife is the President. The Company paid Ps. 15,000, Ps. 276,362 and Ps. 8,799 during the years ended June 30, 2002, 2001 and 2000, respectively.

         In December 1994, the Company purchased a piece of land from Mario Elsztain, father of Eduardo Elsztain, a shareholder of the Company, for Ps. 1.76 million. As of June 30, 2001, the Company owed the seller approximately Ps. 97,772.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


9.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

         During the years ended June 30, 2002, 2001 and 2000, the law firm Zang, Bergel & Vines provided the Company legal services amounting Ps. 0.3 million, Ps. 0.1 million and Ps. 0.1 million, respectively. Saul Zang, Salvador D. Bergel, Ernesto M. Vines, Juan C. Quintana Teran and Juan M. Quintana, directors of the Company, are partners of the law firm.


10.      STOCK OPTION PLAN

         On November 19, 2001, the shareholders approved a Stock Option Plan (the "Plan") relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the "Shares"). The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolome, Carlos Blousson, Jose Luis Rinaldini and David
A. Perednik, members of the management of the Company (the "Initial Beneficiaries"). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company's employees or executive officers. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

         On February 12 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the "Agreement"), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares. Dividends distributed on such shares, if any, will be accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 545,160 in constant argentine pesos of June 30, 2002).


11.      ISSUANCE OF DEBT SECURITIES

         The Shareholders meeting held on March 8, 2002 approved: (i) the issuance of up to US$ 50.0 million debt securities for up to a five-year term at a fixed annual interest rate not exceeding 12% with semi-annual payments, and,
(ii) the issuance of up to US$ 50.0 million convertible debt securities for a five-year term at a fixed annual interest rate not exceeding 12% or a variable rate with semi-annual payments. At the option of the holders, convertible debt securities can be converted into shares of common stock of the Company. The conversion price will be calculated based on the average quotation of the shares on the Buenos Aires Stock Exchange during the twenty stock exchange business days prior to the 72 hours before commencement of the preferred subscription period, with a premium of up to 10% of that average value. In this connection the Shareholders' meeting held on March 8, 2002 approved the issuance to the convertible debt holders of warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of Ps. 1 per share. These warrants are to be exercisable within 15 days after the finalization of the conversion period.

         Proceeds from the issuance of debt securities will be utilized to repay outstanding indebtedness and to subscribe upon the exercise of preemptive rights to acquire convertible securities to be issued by IRSA. No securities were issued in connection with this approval as of June 30, 2002.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

         The Company's financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

         I.   DIFFERENCES IN MEASUREMENT METHODS

         The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution N(0) 6, with the modifications established by Argentine Technical Resolution N(0) 19, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

         The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.


                                                                            YEAR ENDED JUNE 30,
                                                        -------------------------------------------------------------
                                                                                     2001
                                                                  2002            (RESTATED)              2000
                                                        -------------------- ------------------ ---------------------
  RECONCILIATION OF NET (LOSS) INCOME:
  Net (loss) income as reported under Argentine GAAP.... Ps.   (39,556,328)  Ps.    7,497,929   Ps.       2,648,555
  US GAAP adjustments:
      Change to equity method of accounting (Note
      12.I.a)) ............................................    (60,559,881)       (9,907,356)                     -
      Valuation of inventories (Note 12.I.b))...........        13,746,443          1,237,330            (1,397,788)

      Deferred income tax (Note 12.I.c))................      (31,064,693)          1,370,672             1,487,350
      Accounting for futures and options contracts
      (Note 12.I.d))....................................         1,551,432        (1,326,717)            (1,280,343)

      Website development costs (Note 12.I.e))..........           418,557          (834,684)              (105,023)

      Amortization expense (Note 12.I.g))...............           (29,585)          (29,585)               (82,254)
      Elimination of gain on acquisition of minority
      interest (Note 12.I.h))...........................            28,819             28,819                28,819

      Available-for-sale securities (Note 12.I.i))......           223,233          5,203,706            (4,816,880)
      Non-current investments in unconsolidated
      affiliated companies (Note 12.I.j))...............            75,584             71,869              (433,250)
      Accounting for stock options (Note 12.I.k)).......        (3,618,245)                 -                     -
      Effect of US GAAP adjustments on management fee
      (Note 12.I.l))....................................         7,935,390            393,553               664,766
      Director's fees (Note 12.I.m)) ...................                 -                  -               (79,793)

      Minority interest (Note 12.I.n))..................          (125,567)           250,405                31,507
                                                        -------------------- ------------------ ----------------------
  Net (loss) income in accordance with US GAAP.......... Ps.  (110,974,841)  Ps.    3,955,941   Ps.      (3,334,334)
                                                        ==================== ================== ======================

  BASIC AND DILUTED EARNINGS PER SHARE UNDER US GAAP:
  (Loss) income before accounting change................ Ps.       (0.9267)  Ps.        0.0336  Ps.         (0.0279)

  Accounting change.....................................                 -           (0.0005)                    -
                                                        -------------------- ------------------ ---------------------
  Net (loss) income per share........................... Ps.       (0.9267)  Ps.        0.0331  Ps.         (0.0279)

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

                                                                            AS OF JUNE 30,
                                                                -----------------------------------------
                                                                                              2001
                                                                       2002                (RESTATED)
                                                                -----------------  ----------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:
Total shareholders' equity under Argentine GAAP............     Ps. 304,760,618    Ps.     350,891,331
US GAAP adjustments:
    Change to equity method of accounting (Note 12.I.a))...         (70,955,480)           (9,905,506)
    Valuation of inventories (Note 12.I.b))................         (13,118,954)          (26,865,397)

    Deferred income tax (Note 12.I.c)).....................         (37,751,671)           (6,765,110)
    Accounting for futures and options contracts (Note
    12.I.d))...............................................             252,642            (1,298,790)

    Web site development costs (Note 12.I.e))..............              (732,474)         (1,151,031)
    Differences in basis relating to purchase accounting
    (Note 12.I.f)).........................................             147,926                147,926

    Amortization expense (Note 12.I.g))....................              (141,424)           (111,839)
    Elimination of gain on acquisition of minority interest
    (Note 12.I.h)).........................................          (1,128,594)           (1,157,413)
    Non-current investments in unconsolidated affiliated
    companies (Note 12.I.j))...............................          (1,088,542)           (1,164,126)
    Effect of US GAAP adjustments on management fee (Note
    12.I.l))...............................................          12,243,399              4,308,009
    Minority interest (Note 12.I.n)).......................             219,743                345,310
                                                               -------------------- ---------------------
Shareholders' equity under US GAAP.........................     Ps. 192,707,189     Ps.    307,273,364
                                                               ==================== =====================

                                                                         YEAR ENDED JUNE 30,
                                                               ------------------------------------------
                                                                                              2001
                                                                       2002                (RESTATED)
                                                                -----------------  ----------------------
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY UNDER US GAAP:
 Shareholders' equity as of the beginning of the year.........  Ps.  307,273,364    Ps.    309,214,109
 Distribution of cash dividends................................      (7,123,031)            (2,516,127)
 Subscription of treasury stock................................           3,486                      -
 Additional paid-in-capital....................................       4,163,405                      -
 Change in other comprehensive income of equity investees .....        (490,093)                 1,850
 Realized holding gain on available-for-sale securities
 outstanding at the beginning of the year......................        (145,101)            (3,527,510)
 Unrealized holding gain on available-for-sale securities
 outstanding at the end of the year............................               -                145,101
 Net (loss) income under US GAAP...............................    (110,974,841)             3,955,941
                                                               -------------------- ---------------------
 Shareholders' equity as of the end of the year...............  Ps. 192,707,189     Ps.    307,273,364
                                                               ==================== =====================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         DESCRIPTION OF RECONCILING ITEMS:

         a)   Restatement of 2001 US GAAP reconciliation

         Change to equity method of accounting

         As stated in Note 5.b)(i), until March 31, 2002, under Argentine GAAP the Company recognized its investments in IRSA's shares at market value, with unrealized gains and losses recorded in income. Under US GAAP, these investments were originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N(degree) 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities", and accordingly unrealized gains and losses were excluded from income and reported as a separate component of shareholders' equity.

         Effective March 31, 2002, as a result of a change in the Company's strategy to hold such shares as permanent investments, under Argentine GAAP the Company changed the accounting method for its investment in IRSA's shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 13.8 million, representing the excess of equity value over market value at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years and the net carrying value as of June 30, 2002 amounts to Ps. 13.7 million. Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 (APB Opinion N(degree) 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock"), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. The amounts previously reported in accordance with SFAS No. 115 in other comprehensive income would be reversed. As a result, as the sum of the amounts assigned to the assets acquired and liabilities assumed exceeded the cost of the acquired entity, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis.

         The effect of this restatement on US GAAP net income, comprehensive income and basic and diluted net income per share for the year ended June 30, 2001 are as follows:


                                                               AS PREVIOUSLY
                                                               REPORTED (I)          AS RESTATED
                                                             ------------------   ----------------
Net income under US GAAP.....................................   Ps. 5,785,742     Ps.    3,955,941
Comprehensive income under US GAAP...........................       7,567,848              575,382
Basic and diluted net income per share under US GAAP.........   Ps.      0.05     Ps.         0.03

         (i) Amounts adjusted for price-level changes and expressed in constant Argentine Pesos of June 30, 2002.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         b)       Valuation of inventories (continued)

         Under Argentine GAAP, livestock is recorded at market value, net of expenses, or replacement cost as determined by agricultural appraisers.

         Under US GAAP, the Company records breeding and developing livestock at the lower of cost or market, with costs removed from inventory on a first-in/first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity and is either sold or transferred to a productive function. Breeding herd are depreciated using the straight-line method over the estimated useful life of five years.

         Under Argentine GAAP, the Company has classified the livestock for dairy production and other purposes not related to its sale as non-current inventory. Under US GAAP, this amount would be recorded as property and equipment on the consolidated balance sheet.

         Under Argentine GAAP and US GAAP, inventories of harvested crops are stated at current sales price less cost of disposal. Unharvested crop-growing costs are included as part of inventory and represent costs incurred to plant and maintain seed crops which will be harvested during the subsequent fiscal year. However, under Argentine GAAP, gains or losses on holding inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales.

         c)   Deferred income taxes

           Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

         Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS No. 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         The primary components of temporary differences at June 30, 2002 and 2001, which give rise to deferred taxes are as follows:

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         c) Deferred income tax (continued)

                                                                                                 2001
                                               2002                                           (RESTATED)
                       -------------------------------------------------- ---------------------------------------------------
                          SFAS 109         SFAS 109                           SFAS 109          SFAS 109
                         APPLIED TO     APPLIED TO US                        APPLIED TO        APPLIED TO
                       ARGENTINE GAAP        GAAP                          ARGENTINE GAAP        US GAAP
                          BALANCES       ADJUSTMENTS        SFAS 109          BALANCES         ADJUSTMENTS       SFAS 109
                       ---------------- ---------------  ---------------- -----------------   --------------  ---------------
Deferred tax assets:
     Tax loss
     carryforwards.... Ps.     516,741                -          516,741  Ps.    770,473      Ps.         -  Ps.    770,473
    Less: Valuation
    allowance.........       (343,129)                -        (343,129)       (581,092)                  -        (581,092)
                       -----------------   --------------  --------------- ---------------- ---------------  ----------------
    Net tax loss
    carryforwards.....         173,612                -          173,612         189,381                  -          189,381

    Provisions........         101,554                -          101,554         506,048                  -          506,048

    Investments.......               -                -               -       (2,892,841)         2,780,891        (111,950)
    Accounting for
    futures and
    options contracts.               -         (88,425)          (88,425)              -             454,576          454,576

    Intangible assets.       (128,143)         231,902           103,759               -            368,042          368,042
                       ---------------- ---------------  ---------------- -----------------   --------------  ---------------
Total deferred tax
asset.................         147,023          143,477         290,500       (2,197,412)         3,603,509        1,406,097
                       ---------------- ---------------  ---------------- -----------------   --------------  ---------------
Deferred tax
liabilities:
    Other receivables.        (103,183)               -        (103,183)                -                  -                -

    Inventories.......     (7,745,540)       4,591,634       (3,153,906)      (10,188,388)        9,402,889        (785,499)
    Property
    and
    equipment.........     (30,894,900)        395,008      (30,499,892)      (6,283,000)           405,095       (5,877,905)

    Management fee....               -      (4,285,190)      (4,285,190)               -         (1,507,803)      (1,507,803)
                       ---------------- ---------------  ---------------- -----------------   --------------  ---------------
Total deferred tax
liabilities...........     (38,743,623)         701,452     (38,042,171)      (16,471,388)        8,300,181       (8,171,207)
                       ---------------- ---------------  ---------------- -----------------   --------------  ---------------
Net deferred income
tax liability......... Ps. (38,596,600)         844,929     (37,751,671)  Ps. (18,668,800)    Ps.11,903,690   Ps. (6,765,110)
                       ================ ===============  ================ =================   ==============  ===============


         As of June 30, 2002 and 2001, Ps. 64,135 and Ps. 1,038,055,
respectively, were classified as current liabilities and current assets and Ps. 37,687,536 and Ps. 7,803,165, respectively, were classified as non-current liabilities.

         In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company has provided a valuation allowance for a portion of its deferred tax assets as the future realization of the tax benefit is not considered by management to be more-likely-than-not. The Company will continue to monitor the need for the valuation allowance that has been provided.

         At June 30, 2002, the Company had approximately Ps. 1.5 million of tax loss carryforwards. These carryforwards are available to offset future taxable income and expire at various dates beginning in 2003 and ending in 2007.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         c) Deferred income tax (continued)
         Income tax expense (benefit) for the years ended June 30, 2002, 2001 and 2000 consists of the following:

                                                                             2001
                                                       2002                (RESTATED)               2000
                                               ---------------------  --------------------- ---------------------
 Current income tax expense................... Ps    7,579,886        Ps.      4,014,295    Ps.         43,746
 Deferred income tax expense (benefit) .......      31,064,693                (1,370,672)           (1,487,350)
                                               ---------------------  --------------------- ---------------------
 Income tax expense (benefit)................. Ps.  38,644,579        Ps.      2,643,623    Ps.      (1,443,604)
                                              ======================  ===================== =====================

         A reconciliation of income taxes computed at the statutory rate to the income tax amounts recorded for the years ended June 30, 2002, 2001 and 2000 is as follows:


                                                                             2001
                                                      2002                (RESTATED)               2000
                                              ---------------------  --------------------- ---------------------
 Income tax expense (benefit) at statutory
 tax rate on pretax income (loss) in
 accordance with US GAAP..................... Ps.     (25,380,359)   Ps.       2,098,336   Ps.      (1,709,454)
 Change in valuation allowance...............              170,176              119,633                436,872
 Donations...................................               45,603               13,090                 40,491
 Inflation adjustment........................           26,639,722                    -                      -
 Loss from affiliated companies..............           35,800,014                    -                      -
 Other, net..................................            1,369,423              412,564               (211,513)
                                              ---------------------  --------------------- ---------------------
 Income tax expense (benefit)................ Ps.       38,644,579   Ps.      2,643,623    Ps.      (1,443,604)
                                              =====================  ===================== =====================

         d)       Accounting for futures and options contracts

         As discussed in Note 4.o), the Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production.

         Under Argentine GAAP, realized gains, losses and costs associated with the contracts are recognized on a cash settlement basis. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the balance sheet.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         d)       Accounting for futures and options contracts (continued)

         SFAS No. 133 was subsequently amended by Statement of Financial Accounting Standards N(degree) 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS No. 137"), and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS No. 133.

         Under US GAAP, the Company adopted SFAS No. 133, and its corresponding amendments under SFAS No. 138, on July 1, 2000. While management believes each of their instruments manage various market risks, these instruments are not designated and accounted for as hedges under SFAS 133 as a result of the extensive record keeping requirements of the provision. Accordingly, these derivatives are marked to market on a current basis with gains and losses recognized in earnings. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 58,748 (loss) in earnings to reflect the effect of the adoption at the beginning of the year ended June 30, 2001.

         e)   Web site development costs

         Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of the Company's web sites. Such costs are amortized under the straight-line method over a period of 3 years.

         Under US GAAP, the Company adopted EITF No. 00-02, "Accounting for Web Site Development Costs" for the fiscal year ended June 30, 2000. As such, the Company expensed certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities.

         f)   Differences in basis relating to purchase accounting

         Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for "Differences in basis relating to purchase accounting" reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

         g)   Amortization expense

         The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 12.I.f) give rise to differences in amortization expense.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         h)   Elimination of gain on acquisition of minority interest

         Under Argentine GAAP, the Company recorded, during fiscal year 1999, a gain on the acquisition of the minority interest of Agro Riego, representing the excess of book value over the purchase price. Under US GAAP, such excess was recorded as a reduction in the values of the underlying non-current assets of Agro Riego and is being amortized over the estimated useful lives of such assets.

         i)   Available-for-sale securities

         Under Argentine GAAP, investments in money market, investment mutual funds, commercial notes and shares are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), part of the Company's investments in mutual funds as well as those in commercial notes and shares are classified as available-for-sale investments and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders' equity. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. As such, during the year ended June 30, 2002 the Company recognized in earnings the accumulated balance of unrealized holding losses on commercial notes amounting to Ps. 13,290.

         Specific identification was used to determine cost in computing realized gain or loss. The majority of the Company's investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

         j)   Non-current investments in unconsolidated affiliated companies

         The Company has assessed the impact of US GAAP adjustments for equity investees. As a consequence of this assessment, the Company has recognized a net gain (loss) of Ps. 75,584, Ps. 71,869 and Ps. (433,250) for the years ended June 30, 2002, 2001 and 2000, respectively. The principal US GAAP adjustments affecting the Company's equity investees are related to valuation of inventories, organization expenses, accounting for futures and options contracts and deferred income taxes.

         This adjustment does not include the impact of US GAAP adjustments on IRSA, which is included in the line item "Change to equity method of accounting".

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         k)   Accounting for stock options

         As discussed in Note 10, on November 19, 2001 the shareholders approved a Stock Option Plan relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the "Shares"). Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among the Initial Beneficiaries. The remaining one third of the options would be allocated by the Board of Directors in a specific period of time among any of the Company's employees or executive officers. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

         On February 12, 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the "Agreement"), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares at an exercise price of Ps. 1 per share plus accrued interest at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time until January 15, 2005. Dividends distributed on such shares, if any, will be accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 545,160 in constant argentine pesos of June 30, 2002).

         Under Argentine GAAP, the Company has not recognized any compensation expense related to this agreement. The Company recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the option.

         Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". This Statement gave the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans is measured as the quoted market price of the stock on the measurement date less the amount, if any, the employee is required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.

         The Company has determined that the stock options were granted, in substance, to compensate the management of the Company. As the exercise price increases for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, will be accumulated and paid in cash to the beneficiaries, the ultimate option price is not known until the date of exercise. Therefore, the Agreement is considered to be a variable plan and the measurement date is the date of the exercise of the option.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         k)   Accounting for stock options (continued)

         FASB Interpretation No.28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" states that compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. If stock appreciation rights or other variable plans are granted for past services, compensation should be accrued as a charge to expense of the period in which the rights or awards are granted. When it is not clear that the award is for current or future services and/or in situations where the shares or rights vest immediately, it should be presumed that the rights represent compensation for the current period or for prior periods. Accordingly, any compensation expense measured as of the grant date should be expensed in the period such rights are granted. Compensation accrued during the service period shall be adjusted in subsequent periods up to the measurement date for changes in the quoted market value of the shares but shall not be adjusted below zero.

         As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation during the year ended June 30, 2002. Compensation expense amounted to Ps. 529,150 relating to the options exercised in April and June 2002 and Ps. 3,089,095 relating to the remaining options. Quoted market prices of the Company's shares traded in the Buenos Aires Stock Exchange were used in measuring compensation.

         Following is a summary of the stock option activity during fiscal year 2002:

                                                             WEIGHTED-AVERAGE
                                                                EXERCISE
                                                 SHARES          PRICE
                                              --------------  -------------

  Outstanding as of June 30, 2001.......                -     Ps.        -

  Granted...............................        3,073,437             1.01
  Exercised.............................         (480,000)            1.01
  Terminated / forfeited................                -                -

                                              --------------  -------------
Outstanding as of June 30, 2002.........         2,593,437    Ps.     1.01
                                              ==============  =============

         The weighted average fair value of options granted during fiscal year 2002 was Ps. 1.26.

         The following table summarizes information concerning currently outstanding and exercisable stock options:

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         k)   Accounting for stock options (continued)


                           OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
--------------------------------------------------------------------------  ------------------------------------
                                      WEIGHTED-AVERAGE
                        NUMBER           REMAINING       WEIGHTED-AVERAGE        NUMBER        WEIGHTED-AVERAGE
 EXERCISE PRICE      OUTSTANDING      CONTRACTUAL LIFE    EXERCISE PRICE      EXERCISABLE       EXERCISE PRICE
-----------------  -----------------  -----------------  -----------------  -----------------  -----------------
Ps.         1.01          2,593,437          2.5 years    Ps.        1.01          2,593,437    Ps.        1.01

         Had compensation cost for the awards under the Agreement been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company's net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

                                                        YEAR ENDED
                                                       JUNE 30, 2002
                                                    --------------------
Net loss:
     As reported................................    Ps.     110,974,841
     Pro forma..................................            111,241,517
Basic and diluted net loss per share:
     As reported................................    Ps.          0.9267
     Pro forma..................................                 0.9290

         The fair value of each option grant is estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yields; volatility of 58.7 % and risk free interest rates of 2.06%.

         l)   Effect of US GAAP adjustments on management fee

         As discussed in Note 9, the Company entered into a Management Agreement with Dolphin Fund Management, pursuant to which Dolphin Fund Management provides agricultural advisory services and certain other administration services to the Company. The Company pays Dolphin Fund Management an annual fee equivalent to 10% of the net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         I.   DIFFERENCES IN MEASUREMENT METHODS (CONTINUED)

         m)   Director's fees

         Under Argentine GAAP, during fiscal year 2000 the Company charged certain fees paid to directors as a charge against retained earnings. Under US GAAP, such fees were expensed as incurred.

         n)    Minority interest

         This adjustment represents the effect on minority interest of certain of the foregoing reconciling items.


         II.  ADDITIONAL DISCLOSURE REQUIREMENTS

         a)   Statement of income classification differences

         Operating loss

         Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income. Operating loss under US GAAP would have been Ps. 2.0 million, Ps. 3.5 million and Ps. 5.7 million for the years ended June 30, 2002, 2001 and 2000, respectively.

         Gross profit

         Under Argentine GAAP, gains or losses on holding inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales. Gross profit under US GAAP would have been Ps. 14.2 million, Ps. 13.6 million and Ps. 11.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

         b) Statement of changes in shareholders'equity classification differences

         During the year ended June 30, 1999, the Company acquired 12,612,220 treasury shares for a total consideration of Ps. 29.5 million, of which 7,997,577 were subsequently distributed to the Company's shareholders on a pro-rata basis. As discussed in Note 10, during the year ended June 30, 2002, the shareholders subscribed 2,353 treasury shares for a total consideration of Ps. 3,486. In addition, the Company transferred 3,073,437 treasury shares to a trust under the stock option plan, of which 480,000 shares were exercised by the beneficiaries for a total consideration of Ps. 545,160.

         Under Argentine GAAP, the Company recorded the acquisition of treasury stock as a reduction in retained earnings and recognized increases in retained earnings for the subsequent reissuances. Under US GAAP, treasury stock transactions would be accounted for under the cost method.

         c)  Disclosure about fair value of financial instruments

         Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         c)  Disclosure about fair value of financial instruments (continued)

         Under US GAAP Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk" ("SFAS No. 105"), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", ("SFAS No. 107"), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and fair value of Financial Instruments" ("SFAS 119"), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, which is effective July 1, 2000, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See
Note 12.II.d) for details of concentration of credit risk.

         Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

         Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

         The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2002 and 2001 are as follows:

         o The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term assets is considered to approximate their respective carrying values due to their short-term nature.

         o The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

         o The Company carries trading investments, consisting of money-market mutual funds, at fair value. The fair value of these instruments was determined using quoted market prices.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINEGAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         d)  Disclosure about fair value of financial instruments (continued)

         o The Company carries available for-sale-securities, consisting of investments in mutual funds, commercial notes and equity securities at fair value. The fair value of these instruments was determined using quoted market prices.

         o The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

         o The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

         e)  Concentration of credit risk

         Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions and investments of high credit rating. The Company's policy is designed to limit exposure to any one institution. As of June 30, 2002 and 2001, approximately Ps. 38.3 million and Ps. 11.5 million included in the cash balances were held with 14 and 16 institutions, respectively. The Company has not experienced any significant losses in such accounts.

         The Company's accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2002 and 2001 due to the diversity of its customer base. No customer accounted for greater than 10% of sales for the years ended June 30, 2002, 2001 and 2000.

         The Company is a major supplier of milk production to Mastellone S.A. ("Mastellone"), the largest dairy company in Argentina. Sales to Mastellone totaled approximately 2.8%, 3.4% and 4.9% of total net sales and amounted to approximately Ps. 2.0 million, Ps. 2.3 million and Ps. 3.3 million for the years ended June 30, 2002, 2001 and 2000, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company's milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

         f)  Statements of cash flows

         The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers. As further described in Note 4.b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         e)  Statements of cash flows


         Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows:


                                                                AS OF JUNE 30,
                                             -----------------------------------------------------
                                                 2002               2001               2000
                                             --------------    ----------------    --------------
      Cash and banks .....................   Ps. 39,473,338     Ps.   3,696,692    Ps.  5,542,193
      Cash equivalents:
      Time deposits.......................                -                   -        11,531,789
      Mutual funds .......................            6,770              73,738         4,803,799
                                             --------------    ----------------   ---------------
      Total cash and cash equivalents....    Ps. 39,480,108     Ps.   3,770,430    Ps. 21,877,781
                                             ==============    ================   ===============


         Under Argentine GAAP, nor the effect of exchange rate changes on cash and cash equivalents neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. The following table presents the cash flows from operating, investing and financing activities, the effect of exchange rate changes on cash and cash equivalents and the effects of inflation accounting that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.


                                                                           YEAR ENDED JUNE 30,
                                                        ----------------------------------------------------------
                                                               2002               2001                2000
                                                        ------------------- ------------------ --------------------
 Net cash provided by operating activities ............. Ps.    26,858,203  Ps.    15,412,780  Ps.   16,781,189
 Net cash provided by (used in) investing activities ...        34,485,120       (57,198,676)         (7,823,942)
 Net cash (used in) provided by financing activities....       (19,038,386)        23,678,545        (23,201,735)
 Effects of exchange rate changes on cash and cash
 equivalents............................................        (4,601,151)                 -                 -
 Effects of inflation accounting........................        (1,994,108)                 -                 -
                                                        ------------------- ------------------ --------------------
 Net increase (decrease) in cash and cash equivalents... Ps.    35,709,678  Ps.  (18,107,351)  Ps.   (14,244,490)
                                                        =================== ================== ====================


         f)  Earnings per share

         Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods presented.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II.   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         f)    Earnings per share (continued)

         Basic net (loss) income per share is computed by dividing the net
(loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

         Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options (using the treasury stock method). The calculation of diluted net (loss) income per share excludes potential common shares if their effect is anti-dilutive. Diluted net loss per share for the year ended June 30, 2002 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would decrease the reported loss per share. Using the treasury-stock method, the weighted average potential common shares for the year ended June 30, 2002 totaled 1,150,481.

         The following tables set forth the computation of basic and diluted net
(loss) income per share under US GAAP for the periods indicated:

                                                                              YEAR ENDED JUNE 30,
                                                         ----------------------------------------------------------
                                                                                  2001
                                                               2002             (RESTATED)            2000
                                                         ------------------ ------------------ --------------------
 Numerator:
 ---------
 (Loss) income before accounting changes................ Ps. (110,974,841)  Ps.    4,014,689   Ps.   (3,334,334)
 Accounting changes.....................................                -            (58,748)                 -
                                                         -----------------  -----------------  -----------------
 Net (loss) income available to common shareholders..    Ps. (110,974,841)  Ps.    3,955,941   Ps.   (3,334,334)
                                                         =================  =================  =================

 Denominator:
 -----------
 Basic and diluted weighted average shares
 outstanding............................................      119,748,872        119,669,749        119,669,749

 Basic and diluted earnings per share under US GAAP:
 (Loss) income before accounting changes................ Ps.      (0.9267)  Ps.       0.0336    Ps.     (0.0279)
 Accounting changes.....................................                -            (0.0005)                  -
                                                         -----------------  ------------------  ----------------
 Basic and diluted net (loss) income per common
 share.................................................. Ps.      (0.9267)  Ps.       0.0331    Ps.     (0.0279)
                                                         =================  ==================  ================

       The following tables set forth the proforma effects of the retroactive application of a change in accounting principle on earnings per share:

                                                                              YEAR ENDED JUNE 30,
                                                         ----------------------------------------------------------
                                                                                     2001
                                                                 2002             (RESTATED)             2000
                                                         ------------------  ------------------  ------------------

 Basic and diluted net (loss) income per share
 under US GAAP.......................................... Ps.   (0.9267)   Ps.        0.0336   Ps.      (0.0284)

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         g)  Segment information

         Under Argentine GAAP, when an entity has different activities, it is a recommended practice (but not compulsory) to disclose the revenues and expenses for each activity in the financial statements or as supplementary information. Argentine GAAP does not prescribe any guidance in presenting segment information.

         Under US GAAP, the Company applies the criteria of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" for segment reporting purposes. SFAS No. 131, which was issued by the FASB in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The Statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers.

         The Company is primarily engaged in agricultural operations, which are subject to risk, including market prices, weather conditions and environmental concerns. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company's primary operations. Gain on the sale of properties is presented in a separate line within operating income in the statement of income.

         The Company conducts business in four business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers. The Beef Cattle segment consists of the raising and fattening of beef cattle from its own stock and the acquisition and fattening of beef cattle for sale to meat processors. The Company only sells live beef cattle and is not engaged in any slaughtering activities. The Milk segment consists of the production of milk for sale to dairy companies. Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. The Company evaluates the performance of its business segments based on gross profit less selling expenses. Accounting policies of the four reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. The Company's principal operations and markets are located in Argentina, the country of domicile. See Note 12.II.d) for a discussion of significant customers. Financial information for each segment follows:

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         g)  Segment information (continued)

         Year ended June 30, 2002:


                             Crops         Beef Cattle         Milk            Others (i)             Total
                          ------------     ------------     ------------       ------------      ----------------
Sales...............  Ps. 43,193,585    Ps. 24,581,122    Ps. 2,010,515      Ps. 1,666,149      Ps.  71,451,371
Gross sales tax.....        (254,243)         (129,254)          (8,898)          (258,157)            (650,552)
Cost of sales.......     (13,852,898)      (20,279,656)      (3,171,145)        (1,889,666)         (39,193,365)
Inventory holding...         671,586       (16,205,313)      (1,861,339)           (57,756)         (17,452,822)
GROSS PROFIT (LOSS).      29,758,030       (12,033,101)      (3,030,867)          (539,430)          14,154,632
Selling expenses....       6,386,716         1,462,448                -            856,554            8,705,718
SEGMENT GAIN (LOSS).      36,144,746       (10,570,653)      (3,030,867)           317,124           22,860,350

DEPRECIATION........       1,324,954         1,284,424          267,812             57,598            2,934,788

Operating
assets (ii).........      69,843,722       105,103,212       11,535,399          4,923,718          191,406,051
Non operating
assets (ii).........                                                                                 159,274,70
TOTAL ASSETS........                                                                                350,680,755

         Year ended June 30, 2001:



                             Crops         Beef Cattle         Milk            Others (i)             Total
                          ------------     ------------     ------------       ------------      ----------------
Sales...............  Ps. 37,588,101   Ps. 26,115,044   Ps.  2,327,798     Ps.  2,430,875     Ps.    68,461,818
Gross sales tax.....        (195,243)        (167,837)          (9,355)           (50,643)             (423,078)
Cost of sales.......     (27,260,838)     (21,713,923)      (2,018,241)        (2,118,981)          (53,111,983)
Inventory holding...               -         (577,279)        (748,637)                 -            (1,325,916)
GROSS PROFIT (LOSS).      10,132,020        3,656,005         (448,435)           261,251            13,600,841
Selling expenses....      (6,633,781)      (1,696,930)               -         (1,259,306)           (9,590,017)
SEGMENT GAIN (LOSS).       3,498,239        1,959,075         (448,435)          (998,055)            4,010,824

DEPRECIATION........        (920,425)      (1,384,593)        (329,358)           (79,609)           (2,713,985)

Operating
assets (ii).........      73,085,099      139,667,515       15,102,289          8,306,666           236,161,569
Non operating
assets (ii).........                                                                                163,696,363
TOTAL ASSETS........                                                                                399,857,932

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         g)  Segment information (continued)

         Year ended June 30, 2000:



                             Crops         Beef Cattle         Milk            Others (i)             Total
                          ------------     ------------     ------------       ------------      ----------------
Sales...............  Ps.  36,168,042   Ps. 26,156,379   Ps.  3,331,217     Ps.  3,500,991     Ps.   69,156,629
Gross sales tax.....         (180,583)        (185,861)         (15,113)           (82,486)            (464,043)
Cost of sales.......      (26,921,429)     (23,306,404)      (4,980,877)        (2,445,740)         (57,654,450)
Inventory holding...                -          138,505            1,582                  -              140,087
GROSS PROFIT (LOSS).        9,066,030        2,802,619       (1,663,191)           972,765           11,178,223
Selling expenses....       (5,880,432)      (1,903,294)               -         (1,357,702)          (9,141,428)
SEGMENT GAIN (LOSS).        3,185,598          899,325       (1,663,191)          (384,937)           2,036,795

DEPRECIATION........         (945,178)      (1,527,346)        (334,423)           (53,585)          (2,860,532)

Operating
assets (ii).........       73,956,817      157,224,074       15,809,102          7,489,075          254,479,068
Non operating
assets (ii).........                                                                                104,139,304
TOTAL ASSETS........                                                                                358,618,372


(i) Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. For the years ended June 30, 2002, 2001 and 2000, others also include certain developing stage activities primarily consisting of the Company's online investment initiatives related to www.fyo.com web site.

(ii) Identifiable operating assets represents assets on hand at year-end which are allocable to a particular segment either by their direct use or by allocation when used jointly by two or more segments. General corporate assets, included as non-operating assets, consist principally of cash and cash equivalents, temporary investments, certain other receivables and property and equipment used in general corporate business.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         h)  Risks and uncertainties

         Fresh produce is vulnerable to adverse weather conditions including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Fresh produce is also vulnerable to crop and beef cattle diseases and pests. These factors may result in lower sales volume and increased costs, but may also restrict supplies and lead to an increase in prices for fresh produce.

         The Company's earnings are sensitive to fluctuations in the volatile market prices for its products. Sales prices for crops are based on the market prices quoted in the Argentine grain exchanges, which largely reflect world commodity prices. Beef cattle prices are based on the major Argentine auction markets for cattle and are primarily determined by domestic supply and demand. Milk prices are also determined on the basis of domestic supply and demand.

         As with any agribusiness enterprise, the Company's business operations are predominantly seasonal in nature. The harvest and sale of crop (corn, soybean and sunflower) generally occurs from February to June. The harvest of wheat generally occurs from December to January. Other segments of the Company's business such as its cattle and milk sales, and its forestry activities, tend to be more successive than seasonal in nature.

         The Company's investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA's control. Any one or more of these risks might materially and adversely affect IRSA's business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA's ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market is relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         h)  Risks and uncertainties (continued)

         It is possible that these or other factors or events will impede IRSA's ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA's financial condition or results of operations. Given the relative size of the investment in IRSA, any such declines could have a material adverse effect on the Company's financial condition and results of operations.

         IRSA's consolidated financial statements as of June 30, 2002 have been prepared on the assumption that it will continue as a going concern. As a result of the continued deterioration of the Argentine economy, the devaluation of the Peso and the Argentine Government's adoption of various economic measures, the Company cannot assure that IRSA will be able to obtain the necessary financial resources to repay or refinance its debt, that the restrictions imposed by the Argentine Central Bank on the transfer of funds abroad will not prevent it from paying principal and interest on its external debt as it comes due or that these conditions will not have a material adverse effect on its financial condition or results of operations.

         On September 9, 2002, IRSA's independent auditors issued a report with an explanatory paragraph indicating the existence of substantial doubt about its ability to continue as a going concern as a result of the uncertainties described above.

         i)  Lease commitments

         The Company has obligations under cancelable operating leases, primarily for farmland as well as its office facilities. Generally, land leases have initial terms of one year or less. Certain agricultural land leases provide for contingent increases in minimum rentals based on production targets. Lease payments under a portion of the Company's operating leases are based on crop-sharing agreements. Under crop-sharing agreements, leases are paid in kind based upon an agreed-upon percentage of the crops harvested. Land leases expense forms part of the total cost of production of the Company. Substantially all of the leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets.
          Total rent expense, including rents related to land leases, was Ps.
5.1 million, Ps. 3.9 million and Ps. 6.7 million for the years ended June 30, 2002, 2001 and 2000 respectively.

         j)  Equity investments

          The investments in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA Inversiones y Representaciones S.A. are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company's share of the undistributed earnings or losses.

         As discussed in Note 5.b), the Company changed the accounting for its investment in IRSA Inversiones y Representaciones S.A. from market value to the equity method of accounting effective March 31, 2002. Therefore the consolidated statement of income for the year ended June 30, 2002 only includes the equity results for this investment for the three-month period ended June 30, 2002.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         j)  Equity investments (continued)

          The Company's share of the loss of these affiliates was Ps. (37.6) million and Ps. (0.33) million and Ps. (0.03) million for years ended June 30, 2002, 2001 and 2000, respectively, and its investment in these companies totaled Ps. 107.5 million at June 30, 2002 and Ps. 15.9 million at June 30, 2001. The Company's share of undistributed earnings of these affiliates totaled Ps. 0.1 million at June 30, 2002 and Ps. 0.4 million at June 30, 2001. Summarized financial information of these affiliates follows:

     AGRO-URANGA S.A.                                                        2002                  2001
     ----------------                                              --------------------  ---------------------
     Current assets...........................................     Ps.       12,768,557  Ps.         9,742,875
     Non-current assets.......................................                4,560,800              4,854,122
                                                                   --------------------  ---------------------
     Total assets.............................................     Ps.       17,329,357  Ps.        14,596,997
                                                                   ====================  =====================
     Current liabilities......................................     Ps.        6,341,427  Ps.         2,964,037
     Non-current liabilities .................................                        -                273,867
                                                                   --------------------  ---------------------
     Total liabilities........................................     Ps.        6,341,427  Ps.         3,237,904
                                                                   --------------------  ---------------------
     Shareholders' equity.....................................     Ps.       10,987,930  Ps.        11,359,093
                                                                   ====================  =====================
     Net sales................................................     Ps.       14,639,004  Ps.        12,432,005
     Gross profit.............................................     Ps.        8,712,696  Ps.         4,536,334
     Net income...............................................     Ps.        2,893,701  Ps.         1,890,694
                                                                   ====================  =====================
     CACTUS ARGENTINA S.A                                                    2002                   2001
     --------------------                                          ---------------------  ---------------------
     Current assets...........................................     Ps.        2,164,660   Ps.        3,419,717
     Non-current assets.......................................                4,619,706              5,177,715
                                                                   ---------------------  ---------------------
     Total assets.............................................     Ps.        6,784,366   Ps.        8,597,432
                                                                   =====================  =====================
     Current Liabilities......................................                2,123,183              3,417,337
     Non-Current Liabilities..................................                   75,901              1,248,674
                                                                   ---------------------  ---------------------
     Total liabilities........................................     Ps.        2,199,084   Ps.        4,666,011
                                                                   ---------------------  ---------------------
     Shareholders' equity.....................................     Ps.        4,585,282   Ps.        3,931,421
                                                                   =====================  =====================
     Net sales................................................     Ps.        6,389,475   Ps.        6,768,623
     Gross profit ............................................     Ps.           46,164   Ps.          456,649
     Net loss.................................................     Ps.          (43,138)  Ps.         (741,267)
                                                                   =====================  =====================


     IRSA INVERSIONES Y REPRESENTACIONES S.A.                                2002
                                                                   ---------------------
                                                                           Ps. (000)
                                                                   ---------------------
     Current assets...........................................     Ps.           83,541
     Non-current assets.......................................                  918,894
                                                                   ---------------------
     Total assets.............................................     Ps.        1,002,435
                                                                   =====================
     Current liabilities......................................     Ps.          540,065
     Non-current liabilities .................................                    1,954
                                                                   ---------------------
     Total liabilities........................................     Ps.          542,019
                                                                   ---------------------
     Shareholders' equity.....................................     Ps.          460,416
                                                                   =====================
     Net loss for the period (April to June, 2002)............     Ps.          (44,469)
                                                                   =====================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         k) Investments in debt and equity securities:

         In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified part of its investments in mutual funds as trading securities and the remaining mutual funds as well as its investments in notes and equity securities as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

         Trading securities

         The gross gains and losses recorded in the consolidated statements of income for the years ended June 30, 2002 and 2001 were as follows:

                                                            2002                           2001
 ---------------------------------------------  ------------------------------  -------------------------------
 Gross unrealized gains.....................    Ps.                   5,693     Ps.                    4,820
 Gross realized gains.......................                          1,093                          146,585
                                                ------------------------------  -------------------------------
 TOTAL......................................    Ps.                   6,786     Ps.                  151,405
                                                ==============================  ===============================

         Available-for-sale securities

         The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2002 and 20001 were as follows:

                                          2002                                        2001
                       ------------------------------------------- -------------------------------------------
                                       UNREALIZED                                  UNREALIZED
      INSTRUMENT           COST           LOSS      MARKET VALUE       COST       GAIN (LOSS)   MARKET VALUE
 --------------------- -------------- ------------ --------------- -------------- ------------- --------------
 Investment mutual
 fund...............               -            -             -       9,465,959       311,225      9,777,184
 Notes..............          90,620      (13,290)       77,330       1,598,537       (87,990)     1,510,547
 Equity securities..               -            -             -      92,284,843     7,945,407    100,230,250
                        -------------- ------------ --------------- -------------- ------------- --------------
 TOTAL..............          90,620      (13,290)        77,330    103,349,339     8,168,642    111,517,981
                       ============== ============ =============== ============== ============= ==============

          Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2002 and 2001 were Ps. 42,889,195 and Ps. 68,387,502, respectively. Gross gains of Ps. 1,416,147 and Ps. 8,269,053 for the years ended June 30, 2002 and 2001, respectively, were realized on those sales.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         l)  Comprehensive income (loss)

         On July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

                                                                     YEAR ENDED JUNE 30,
                                                 -------------------------------------------------------------
                                                                              2001
                                                         2002               (RESTATED)             2000
                                                 ---------------------  ------------------  ------------------
Net (loss) income under US GAAP................. Ps.   (110,974,841)    Ps.    3,955,941    Ps.   (3,334,334)

Other comprehensive gain (loss):

Changes in other comprehensive income items of
equity investees................................           (490,093)               1,850                   -

Realized holding gain in  available-for-sale
securities outstanding at the beginning of the
year (net of income tax of Ps. 78,132, Ps.
1,899,429 and Ps. 213,520 for the fiscal years
2002, 2001 and 2000, respectively)..............           (145,101)          (3,527,510)           (396,539)

Unrealized holding gain in available-for-sale
securities outstanding at the end of the year
(net of income tax of Ps. nil, Ps. 78,132, Ps.
1,899,429 and Ps. 213,520 for the fiscal years
2002, 2001, 2000 and 1999, respectively)........                  -              145,101           3,527,510
                                                 ---------------------  ------------------  ------------------

Comprehensive (loss) income..................... Ps.   (111,610,035)    Ps.      575,382    Ps.     (203,363)
                                                 =====================  ==================  ==================

                                                                        AS OF JUNE 30,
                                                 -------------------------------------------------------------
                                                           2002                  2001                2000
                                                 ---------------------  ------------------  ------------------
Accumulated other comprehensive income.......... Ps.        (488,243)   Ps.       146,951   Ps.     3,527,510
                                                 =====================  ==================  ==================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

         II. ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

         m)  Pro forma financial information (unaudited)

         As discussed in Note 3.e), the Company acquired FYO.Com in May 2000, which had been incorporated in December 1999. As a result, the Company's pro forma results for the year ended June 30, 1999 are unaffected by this acquisition. The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Company as if the acquisition of FYO.Com had occurred as of the beginning of each of the periods presented, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Company had the acquired business operated as part of the Company for the periods presented.

                                                                    2000                     1999
                                                            ---------------------    ----------------------
        Net revenues..................................      Ps.      68,692,586      Ps.        85,267,996
        Operating loss................................               (6,256,715)               (10,861,872)
        Net income....................................      Ps.       2,170,547      Ps.         2,035,223

          n) Recently issued accounting standards


         In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a significant impact on the Company's financial statements.

         In August, 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

         On October 3, 2001, FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of the Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the initial adoption of SFAS No. 144 will have a significant impact on the Company's financial statements.

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

13.      OTHER FINANCIAL STATEMENT INFORMATION

         The accompanying tables present additional statement disclosures required under Argentine GAAP. This information is not a required part of the financial statements under US GAAP; however, these tables include information necessary to comply with the valuation and qualifying accounts schedule requirements of the Securities and Exchange Commission.

a.       Property and equipment

b.       Intangible assets

c.       Investments

d.       Allowances and provisions

e.       Cost of sales

f.       Foreign currency assets and liabilities

g.       Other expenses

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         A) PROPERTY AND EQUIPMENT


                          VALUE AT
                            THE          ADDITIONS                      VALUE AT
                          BEGINNING       AND/OR                        THE END
  PRINCIPAL ACCOUNT        OF YEAR       TRANSFERS     DEDUCTIONS       OF YEAR
---------------------   --------------  -------------   ------------- ---------------
Farms................  Ps. 120,206,029     Ps. 81,876   Ps.29,757,834  Ps.90,530,0719

Wire fences..........        4,775,763        313,396         148,607       4,940,552

Watering troughs.....        3,783,711          3,627         497,546       3,289,792

Alfalfa fields and
  meadows............        3,234,507        447,095       1,042,084       2,639,518

Buildings and
  constructions......        7,311,186          8,116       2,141,064       5,178,238

Machinery............       11,899,569              -       1,805,329      10,094,240

Vehicles.............        1,082,189              -          89,637         992,552

Tools................          169,410          4,686           6,821         167,275

Furniture and
  equipment..........        3,160,914         51,399       1,238,600       1,973,713

Breeding livestock...          426,506              -          71,452         355,054

Corrals and leading
  lanes..............          539,129          5,062          27,701         516,490

Roads................        1,067,729        141,520               -       1,209,249

Facilities...........        5,939,355         46,223         861,057       5,124,521

Planes...............            9,298              -               -           9,298

Silo plants..........        1,072,572              -         137,021         935,551

Constructions in
  progress...........        1,812,777        170,393         214,022       1,769,148

Advances to suppliers           99,058         15,104           9,062         105,100
                        --------------  -------------   ------------- ---------------

Total as of June 30,
2002.................   Ps. 166,589,70  Ps. 1,288,497   Ps.38,047,837 Ps. 129,830,362
                        --------------  -------------   ------------- ---------------

Total as of June 30,
2001.................   Ps. 177,508,02  Ps. 4,080,531  Ps. 14,998,849 Ps. 166,589,702
                        --------------  -------------  -------------- ---------------



                                                DEPRECIATION
                       ----------------------------------------------------------
                                                          CURRENT YEAR
                                                  -------------------------------
                                                                                                          NET              NET
                                   ACCUMULATED                                      ACCUMULATED        CARRYING          CARRYING
                                     AT THE          DECREASE                         AT THE            VALUE AS         VALUE AS
                         RATE       BEGINNING         FOR THE                          END OF          OF JUNE 30,     OF JUNE 30,
  PRINCIPAL ACCOUNT       %          OF YEAR            YEAR           AMOUNT           YEAR              2002            2001
---------------------- ---------  --------------  --------------   --------------  --------------   ---------------  ---------------
Farms................     -       Ps.          -   Ps.         -    Ps.         -  Ps.          -   Ps.  90,530,071  Ps. 120,206,029

Wire fences..........     3              924,259          11,831          154,778       1,067,206         3,873,346       3,851,504

Watering troughs.....     3              578,454         120,740          160,207         617,921         2,671,871       3,205,257

Alfalfa fields and
  meadows............  13-25-50        1,699,784         547,899          512,117       1,664,002           975,516       1,534,723

Buildings and
  constructions......     2            2,353,586         797,892           90,636       1,646,330         3,531,908       4,957,600

Machinery............     10           5,275,783         677,102          926,630       5,525,311         4,568,929       6,623,786

Vehicles.............     20             537,631          68,649          190,870         659,852           332,700         544,558

Tools................     10              87,821           6,554           13,076          94,343            72,932          81,589
Furniture and
  equipment..........     10           1,698,830         679,353          253,888       1,273,365           700,348       1,462,084

Breeding livestock...     20             355,245          71,451           69,696         353,490             1,564          71,261

Corrals and leading
  lanes..............     3               74,098          11,222           16,909          79,785           436,705         465,031

Roads................     10             416,799               -          110,620         527,419           681,830         650,930

Facilities...........  10-20-33        1,557,263         147,557          566,550       1,976,256         3,148,265       4,382,092

Planes...............     10               9,298               -                -           9,298                 -               -

Silo plants..........     2              118,214             783           51,410         168,841           766,710         954,358

Constructions in
  progress...........     -                    -               -                -               -         1,769,148       1,812,777

Advances to suppliers     -                    -               -                -               -           105,100          99,058
                                  --------------  --------------   --------------  --------------   ---------------  ---------------
Total as of  June 30,
2002.................             Ps. 15,687,065   Ps. 3,141,033    Ps. 3,117,387  Ps. 15,663,419   Ps. 114,166,943  Ps.           -
                                  --------------  --------------   --------------  --------------   ---------------  ---------------
Total as of  June 30,
2001.............                 Ps.14,783,423   Ps. 2,292,063     Ps. 3,195,705  Ps. 15,687,065   Ps.          -   Ps. 150,902,637
                                  --------------  --------------   --------------  --------------   ---------------  ---------------

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)


12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         B) INTANGIBLE ASSETS


                                                                                         AMORTIZATION
                                                                     -------------------------------------------------------
                             VALUE AT                                            ACCUMULATED
                               THE         ADDITIONS     VALUE AT                  AT THE                       ACCUMULATED
                             BEGINNING       AND/OR      THE END       RATE       BEGINNING                     AT THE END
    PRINCIPAL ACCOUNT         OF YEAR      TRANSFERS     OF YEAR       %          OF YEAR          AMOUNT         OF YEAR
-------------------------   -----------   ----------    ----------   ---------   --------------  -------------  -------------
Goodwill................. Ps. 2,936,592  Ps.        -  Ps. 2,936,592    20.00    Ps.    587,318  Ps.   587,317  Ps.  1,174,635

Development costs........     1,255,670             -      1,255,670    33.33           104,639        418,557         523,196

Patents and trademarks...        16,861             -         16,861        -                 -              -               -
                            -----------   -----------    -----------             --------------  -------------  --------------
Total as of  June 30,
2002..................... Ps. 4,209,123  Ps.        -  Ps. 4,209,123             Ps.    691,957  Ps. 1,005,874  Ps.  1,697,831
                            -----------   -----------    -----------             --------------  -------------- --------------
Total as of  June 30,
2001..................... Ps. 3,269,262  Ps.  939,861  Ps. 4,209,123             Ps.          -  Ps.   691,957  Ps.    691,957
                            -----------   -----------    -----------             --------------  -------------- --------------



                                          NET              NET
                                       CARRYING          CARRYING
                                      VALUE AS OF      VALUE AS OF
    PRINCIPAL ACCOUNT                JUNE 30, 2002    JUNE 30, 2001
--------------------------           --------------   --------------
Goodwill.................            Ps.  1,761,957   Ps.  2,349,274

Development costs........                   732,474        1,151,031

Patents and trademarks...                    16,861           16,861
                                    ---------------   --------------
Total as of  June 30,
2002.....................            Ps.  2,511,292   Ps.          -
                                     --------------   --------------
Total as of  June 30,
2001.....................                         -   Ps.  3,517,166
                                     --------------   --------------

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         C) INVESTMENTS


                                                            Carrying                       Carrying
           Type and characteristics                    value as of June 30,           value as of June 30,
                of the securities                              2002                         2001
------------------------------------------------- ------------------------------  ----------------------------
     CURRENT INVESTMENTS

     Mutual funds

        Banco Frances Letes......................  Ps.                 1,063      Ps.                    -

        Banco Rio Letes..........................                      2,961                             -

        Banco Rio U.S.dollar money market........                      2,746                             -

        Banco Frances (US$)......................                          -                        31,056

        Banco Provincia Buenos Aires (US$).......                          -                        16,742

        Superfondo Banco Rio (US$)...............                          -                        25,940

        Quantum Dolphin, Plc. (US$)..............                          -                     9,777,184
                                                  ------------------------------  ----------------------------
                                                   Ps.                 6,770      Ps.            9,850,922
                                                  ------------------------------  ----------------------------

     Notes
        Bocon Pro 1..............................  Ps.                     -      Ps.            1,510,547

        Bonos Global 2010........................                     77,330                             -
                                                  ------------------------------  ----------------------------
                                                   Ps.                77,330      Ps.            1,510,547
                                                  ------------------------------  ----------------------------

     Equity securities
       IRSA......................................  Ps.                     -      Ps.           56,529,539
       ADRs IRSA ................................                          -                    43,700,711
                                                  ------------------------------  ----------------------------
                                                                           -                   100,230,250
                                                  ------------------------------  ----------------------------
     Total current investments...................  Ps.                84,100      Ps.          111,591,719
                                                  ==============================  ============================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)


12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         D) ALLOWANCES AND PROVISIONS



                                                OPENING         INCREASES FOR      DEDUCTIONS         ADJUSTED         CLOSING
                   ITEMS                        BALANCES          THE YEAR        FOR THE YEAR       INFLATION         BALANCES
                   -----                     ---------------   ----------------  ---------------   ---------------   -------------
                   2002
                   ----
Deducted from assets
   Allowance for doubtful accounts.......... Ps.  1,055,648    Ps.     232,324   Ps.          -    Ps.  (573,109)    Ps.     714,863
                                             ---------------   ----------------  ---------------   ---------------   ---------------
     Total deducted from assets............. Ps.  1,055,648    Ps.     232,324   Ps.          -    Ps.  (573,109)    Ps.     714,863
                                             ===============   ================  ===============   ===============   ===============

                    2001
                    ----
Deducted from assets
   Allowance for doubtful accounts.......... Ps.    965,402    Ps.     127,101   Ps.   (36,855)    Ps.          -    Ps.   1,055,648
                                             ---------------   ----------------  ---------------   ---------------   ---------------
     Total deducted from assets............. Ps.    965,402    Ps.     127,101   Ps.   (36,855)    Ps.          -    Ps.   1,055,648
                                             ===============   ================  ===============   ===============   ===============

                    2000
                    -----
Deducted from assets
   Allowance for doubtful accounts.......... Ps.    717,041    Ps.     248,361   Ps.          -    Ps.          -    Ps.     965,402
                                             ---------------   ----------------  ---------------   ---------------   ---------------
     Total deducted from assets............. Ps.    717,041    Ps.     248,361   Ps.          -    Ps.          -    Ps.     965,402
                                             ===============   ================  ===============   ===============   ===============
Included under liabilities
   Provision for litigation................. Ps.    339,946    Ps.           -   Ps.  (339,946)    Ps.          -    Ps.           -
                                             ---------------   ----------------  ---------------   ---------------   ---------------
     Total included under liabilities....... Ps.    339,946    Ps.           -   Ps.  (339,946)    Ps.          -    Ps.           -
                                             ===============   ================  ===============   ===============   ===============

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)


         E) COST OF SALES


                                                                For the year ended June 30,
                                               --------------------------------------------------------------
                                                      2002                2001                  2000
                                               ------------------- -------------------  ---------------------
 Inventories at the beginning of the year ...  Ps.     74,738,896  Ps.     87,106,077   Ps.       99,263,921
 Holding results.............................         (17,452,822)         (1,325,916)               140,087
 Transfer of inventory to property and
 equipment...................................            (457,347)           (362,718)              (515,982)
 Recovery of inventories.....................                   -                   -                 38,476
 Gain from operations in the commodity markets         (1,902,799)           (202,186)            (1,465,020)
 Transfer of inventory to expenses...........            (136,291)           (193,746)              (212,818)
 Transfer of unharvested crops to expenses...         (20,539,736)        (14,946,552)           (21,995,048)
 Purchases...................................          21,156,212          20,095,419             21,644,547
 Operating expenses (Note 11.g)..............          42,994,722          37,680,501             47,862,364
 Stock at the end of the year ...............         (59,207,470)        (74,738,896)           (87,106,077)
                                               ------------------- -------------------  ---------------------
 Cost of Sales...............................  Ps.     39,193,365  Ps.     53,111,983   Ps.       57,654,450
                                               =================== ===================  =====================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

12.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         F) FOREIGN CURRENCY ASSETS AND LIABILITIES

                                               JUNE 30, 2002                              JUNE 30, 2001
                               ----------------------------------------------- ------------------------------------
                                                  CURRENT
                               TYPE AND AMOUNT    EXCHANGE       AMOUNT IN      TYPE AND AMOUNT    AMOUNT OF LOCAL
                                  OF FOREIGN        RATE      LOCAL CURRENCY      OF FOREIGN           CURRENCY
             ITEM                  CURRENCY           $            PESOS           CURRENCY             PESOS
             ----             -----------------  ----------  ---------------- ------------------  -----------------
ASSETS
CURRENT ASSETS
Cash and banks..............   US$    9,380,371     3.700     Ps.  34,707,374  US$        92,093  Ps.      180,079
Investments

   Mutual funds.............                  -                             -  US$     5,037,805         9,850,924

   ADRs IRSA................                  -                             -  US$    22,348,732        43,700,711
Accounts receivable.........   US$    2,930,785     3.700          10,843,906                  -                 -
Other receivables

   Collateralized...........   US$        4,469     3.700              16,534  US$     2,739,579         5,356,973

   Guarantee deposits.......   US$      198,265     3.700             733,580  US$     1,832,590         3,583,446

   Others...................   US$      381,304     3.700           1,410,823  US$        21,770            42,569

   Related parties..........                  -                             -  US$       204,170           399,234
NON-CURRENT ASSETS
Other receivable

   Collateralized...........                  -                             -  US$     1,485,000         2,903,769

   Others...................                  -                             -  US$        95,430           186,604
   Related parties..........                  -               Ps.           -                  -  Ps.            -
                               -----------------              ---------------- ------------------ -----------------
     TOTAL ASSETS...........   US$   12,895,194               Ps.  47,712,217  US$    33,857,169  Ps.   66,204,309
                               =================              ================ ================== =================

LIABILITIES
CURRENT LIABILITIES
Trade accounts payables
   Suppliers................   US$    2,050,969     3.800     Ps.   7,793,681                  -  Ps.            -
   Related Parties..........                  -                             -  US$        50,000            97,770
Bank loans..................                  -                             -  US$    13,607,361        26,607,834
Other liabilities

   Sellers financing........                  -                             -  US$       186,974           365,609
   Advances.................                  -                             -  US$       400,000           782,160
NON-CURRENT LIABILITIES
Trade accounts payables
   Sellers financing........                  -                             -  US$       249,409           487,694
Other liabilities
   Accruals.................   US$      267,863     3.800     Ps.   1,017,880                  -  Ps.            -
                               -----------------              ---------------  ------------------ ----------------
     TOTAL LIABILITIES......   US$    2,318,832               Ps.   8,811,561  US$    14,493,744  Ps.   28,341,067
                               =================              ================ ================== =================

                CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA,
                   FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                 (Adjusted for price-level changes and expressed
                          in constant Argentine Pesos)

12.      OTHER FINNCIAL STATEMENT INFORMATION (CONTINUED)

         G) OTHER EXPENSES


                                                                   Expenses
                                             ---------------------------------------------------
                                                                                                     Total
                                                                                                  for the year
                                                                                                     ended
                   Items                        Operating          Selling       Administrative  June 30, 2002
----------------------------------------------------------------------------------------------------------------
Directors' fees.........................     Ps.            -  Ps.            -  Ps.     604,286 Ps.    604,286

Fees and payments for services..........            2,400,824                 -        1,056,261      3,457,085
Salaries and wages and social security
  contributions.........................            4,629,684            32,220        4,239,966      8,901,870

Taxes, rates and contributions..........              593,912                 -           40,545        634,457

Office and administrative expenses......               70,580                 -           59,632        130,212

Bank commissions and expenses...........               38,758                 -            4,436         43,194

Depreciation............................            2,926,876                 -          190,511      3,117,387

Vehicle and travelling expenses.........              371,808             3,032           60,142        434,982

Spare parts and repairs.................              870,267                 -                -        870,267

Insurance...............................               52,253                 -          146,118        198,371

Employees' maintenance..................              208,937                 -           62,602        271,539

Amortization of intangible assets.......              418,557                 -                -        418,557
Advertising expense.....................               17,423             7,223                          24,646

Livestock expenses......................            5,391,772         1,462,448                -      6,854,220

Dairy farm expenses.....................            1,218,256                 -                -      1,218,256

Agricultural expenses...................           20,463,017         6,386,716                -     26,849,733

Silo expenses...........................              442,770                 -                -        442,770

Coal expenses...........................              137,864           524,833                -        662,697

Firewood expenses.......................               81,851            56,922                -        138,773

Services................................                    -                 -                -              -
Other expenses..........................                    -                 -                -              -

General expenses........................            2,659,313                 -          986,082      3,645,395

Allowance for doubtful accounts expense.                    -           232,324                -        232,324

                                             -------------------------------------------------------------------

Total for the year ended June 30, 2002..     Ps.   42,994,722  Ps.    8,705,718  Ps.   7,450,581 Ps. 59,151,021
                                             ===================================================================

Total for the year ended June 30, 2001..     Ps.   37,680,501         9,590,017        7,511,464
                                             ====================================================
Total for the year ended June 30, 2000..     Ps.   47,862,364  Ps.    9,141,428  Ps.   7,743,491
                                             ====================================================





                                                   Total            Total
                                                for the year    for the year
                                                   ended            ended
                   Items                       June 30, 2001    June 30, 2000
-------------------------------------------------------------------------------
Directors' fees.........................      Ps.      666,392 Ps.     587,717

Fees and payments for services..........             2,932,785       2,477,000
Salaries and wages and social security
  contributions.........................             9,132,095      10,595,693

Taxes, rates and contributions..........               785,398       1,110,437

Office and administrative expenses......               797,846         890,677

Bank commissions and expenses...........                34,988          43,072

Depreciation............................             3,195,705       3,304,418

Vehicle and travelling expenses.........               652,943         665,983

Spare parts and repairs.................             1,411,067       1,284,350

Insurance...............................               174,418         162,187

Employees' maintenance..................               325,547         412,894

Amortization of intangible assets.......               104,639               -
Advertising expense.....................               118,491         175,016

Livestock expenses......................             8,592,354       8,968,553

Dairy farm expenses.....................             1,507,688       2,220,247

Agricultural expenses...................            21,718,336      29,252,755

Silo expenses...........................               316,053         183,843

Coal expenses...........................               975,696       1,329,908

Firewood expenses.......................               127,899               -

Services................................                14,742          25,845
Other expenses..........................               234,666         101,972

General expenses........................               835,133         706,355

Allowance for doubtful accounts expense.               127,101         248,361
                                             ----------------------------------

Total for the year ended June 30, 2002..                     -               -


Total for the year ended June 30, 2001..      Ps.   54,781,982               -
                                              =================
Total for the year ended June 30, 2000..                       Ps.  64,747,283
                                                               ================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the shareholders of
IRSA Inversiones y Representaciones Sociedad Anonima:

In our opinion, based in our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anonima and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for the each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Brazil Realty Empreendimentos e Participacoes, Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios S.A.C.A., unconsolidated equity investees of IRSA Inversiones y Representaciones Sociedad Anonima, as of and for the year ended June 30, 2000, which represent 15.4% of total consolidated assets and 23.9% of total consolidated revenues as of and for the year then ended. Those financial statements were audited by other auditors whose respective reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Brazil Realty Empreendimentos e Participacoes, Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios S.A.C.A, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 , the Company was negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government's adoption of various economic measures and the devaluation of the Argentine Peso, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net (loss) income expressed in Argentine pesos for each of the three years in the period ended June 30, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Argentine pesos at June 30, 2002 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.


PricewaterhouseCoopers
Buenos Aires, Argentina
September 9, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                           CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2001
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)


                                                                                 2002                   2001
                                                                         --------------------  ----------------------
ASSETS
CURRENT ASSETS

   Cash and banks (Notes 5.a. and 20.e.)..............................   Ps.          24,831   Ps.            10,530
   Investments (Notes 5.b. and 20.e.).................................                36,796                  89,707
   Mortgages and leases receivable, net (Notes 5.c. and 20.e.)........                12,004                  59,928
   Other receivables and prepaid expenses (Notes 5.d. and 20.e.)......                38,547                  36,927
   Inventories (Note 5.e.)............................................                24,130                  24,783
                                                                         --------------------  ----------------------
       TOTAL CURRENT ASSETS...........................................               136,308                 221,875
                                                                         --------------------  ----------------------

NON-CURRENT ASSETS
   Mortgages and leases receivable, net (Notes  5.c. and 20.e.).......                 3,135                  44,326
   Other receivables and prepaid expenses (Notes 5.d. and 20.e.)......                89,621                  34,764
   Investments (Notes 5.b. and 20.e.).................................               526,348                 699,893
   Inventories (Note 5.e.)............................................                46,558                  67,399
   Fixed assets, net (Notes 20.a. y 20.e.)............................               338,794                 419,375
   Intangible assets, net (Note 20.b.)................................                 3,951                   6,917
                                                                         --------------------  ----------------------
       TOTAL NON-CURRENT ASSETS.......................................             1,008,407               1,272,674
                                                                         --------------------  ----------------------
TOTAL ASSETS..........................................................   Ps.       1,144,715    Ps.        1,494,549
                                                                         ====================  ======================

LIABILITIES
CURRENT LIABILITIES

   Trade accounts payable (Notes 5.f. and 20.e.)......................   Ps.          12,224   Ps.            10,831
   Customer advances (Note 20.e.).....................................                 1,931                   4,300
   Salaries and social security payables (Note 5.g.)..................                 1,024                   1,923
   Short-term debt (Notes 5.h. and 20.e.).............................               564,739                 350,465
   Taxes payable (Note 5.i. and 20.e.)................................                12,598                   8,036
   Other liabilities (Notes 5.j. and 20.e.)...........................                13,544                  10,106
                                                                         --------------------  ----------------------
       TOTAL CURRENT LIABILITIES......................................               606,060                 385,661
                                                                         --------------------  ----------------------

NON-CURRENT LIABILITIES
   Trade accounts payable (Notes 5.f. and 20.e.)......................                     -                     374
   Long-term debt (Notes 5.h. and 20.e.)..............................                   142                  26,012
   Customer advances (Note 20.e.).....................................                     -                     360
   Other liabilities (Notes 5.j. and 20.e.)...........................                 2,879                   7,751
                                                                         --------------------  ----------------------
       TOTAL NON-CURRENT LIABILITIES..................................                 3,021                  34,497
                                                                         --------------------  ----------------------
TOTAL LIABILITIES.....................................................               609,081                 420,158
                                                                         --------------------  ----------------------
   Minority interest..................................................                75,218                 114,356
                                                                         --------------------  ----------------------
SHAREHOLDERS' EQUITY..................................................               460,416                 960,035
                                                                         --------------------  ----------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................   Ps.       1,144,715   Ps.         1,494,549
                                                                         ====================  ======================


                         The accompanying notes are an
           integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)

                                                                  2002               2001                 2000
                                                          -----------------   ------------------   -------------------
SALES  (Net of gross  sales tax of Ps. 6.0  million,
Ps. 10.4 million and Ps. 7.4 million, respectively)...    Ps.     211,319     Ps.       339,843    Ps.        361,930
COSTS.................................................           (121,355)             (172,024)             (167,689)
                                                          -----------------   ------------------   -------------------
GROSS PROFIT..........................................             89,964               167,819               194,241
                                                          -----------------   ------------------   -------------------
Selling expenses......................................            (34,332)              (33,748)              (36,886)
Administrative expenses ..............................            (37,643)              (50,740)              (55,629)
                                                          -----------------   ------------------   -------------------
                                                                  (71,975)              (84,488)              (92,515)
                                                          -----------------   ------------------   -------------------

Gain (loss) on purchasers rescissions of sales contracts               27                   (14)               (1,541)
Loss from operations and holdings of real estate assets,
net (Note 8) .........................................            (64,956)               (6,305)               (2,696)
                                                          -----------------   ------------------   -------------------
OPERATING (LOSS) INCOME...............................            (46,940)               77,012                97,489
                                                          -----------------   ------------------   -------------------
Net losses in equity investments......................             (1,967)              (10,323)               (1,428)
Financial results, net (Note 9).......................           (432,220)             (110,302)              (58,876)
Other expenses, net (Note 10).........................             (8,511)               (5,624)              (11,907)
                                                          -----------------   ------------------   -------------------
(LOSS) INCOME BEFORE TAXES AND EXTRAORDINARY LOSS.....           (489,638)              (49,237)               25,278
                                                          -----------------   ------------------   -------------------
Extraordinary loss (Note 16)..........................                 --                (5,653)                   --
Income tax ...........................................             (9,981)               (5,064)              (13,727)
                                                          -----------------   ------------------   -------------------
NET (LOSS) INCOME.....................................    Ps.    (499,619)     Ps.      (59,954)    Ps.        11,551
                                                          =================   ==================   ===================

       For details of income statement line items, see Note 7 to the consolidated financial statements.



                          The accompanying notes are an
            integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
          (Adjusted for price-level changes and expressed in thousands of constant Argentine Pesos as of June 30, 2002)

                                                                              Shareholders' contributions
                                                       ----------------------------------------------------------------------------
                                                                                        Inflation     Inflation
                                                                                       adjustment     adjustment
                                                                                        of common    of treasury       Additional
                                                         Common stock     Treasury        stock         stock       paid-in-capital
                                                          (Note 6.a.)       stock      (Note 6.c.)   (Note 6.c.)     (Note 6.a.)
                                                         --------------  ------------  ------------  -------------  ---------------
BALANCES AS OF JUNE 30, 1999..........................   Ps.   188,476   Ps.   2,434   Ps. 198,099   Ps.    2,558   Ps. 506,767
                                                         --------------  ------------  ------------  -------------  ------------

Capital contributions ................................          21,090           - -        20,166            - -           - -
Approved by shareholders' meeting held on
October 28, 1999:
    - Cash dividends (Ps. 0.11 per share).............             - -           - -           - -            - -           - -
    - Legal reserve...................................             - -           - -           - -            - -           - -
    - Distribution of treasury stock..................           2,433       (2,433)         2,557        (2,557)           - -
Purchase of treasury stock............................         (6,237)         6,237       (6,496)          6,496           - -
Net income for the year...............................             - -           - -           - -            - -           - -

                                                         --------------  ------------  ------------  -------------  ------------
BALANCES AS OF JUNE 30, 2000..........................   Ps.   205,762   Ps.   6,238   Ps. 214,326   Ps.    6,497   Ps. 506,767
                                                         --------------  ------------  ------------  -------------  ------------

Approved by shareholders' meeting held on
October 31, 2000:
    - Legal reserve...................................             - -           - -           - -            - -           - -
    - Distribution of treasury stock..................          20,730      (20,730)        21,592       (21,592)           - -
Purchase of treasury stock............................        (19,080)        19,080      (19,876)         19,876           - -
Net loss for the year.................................             - -           - -           - -            - -           - -

                                                         --------------  ------------  ------------  -------------  ------------
BALANCES AS OF JUNE 30, 2001..........................   Ps.   207,412   Ps.   4,588   Ps. 216,042   Ps.    4,781   Ps. 506,767
                                                         --------------  ------------  ------------  -------------  ------------

Net loss for the year.................................             - -           - -           - -            - -           - -

                                                         --------------  ------------  ------------  -------------  ------------
BALANCES AS OF JUNE 30, 2002..........................   Ps.   207,412   Ps.   4,588   Ps. 216,042   Ps.    4,781   Ps. 506,767
                                                         ==============  ============  ============  =============  ============

                                                        Shareholders'
                                                        contributions
                                                       ---------------
                                                                          Legal       Accumulated
                                                                         reserve        retained
                                                                          (Note          earnings     Shareholders'
                                                             Total         6.d.)        (deficit)        Equity
                                                         -------------  -----------   -------------  ------------
BALANCES AS OF JUNE 30, 1999..........................   Ps.  898,334   Ps. 12,379    Ps.  198,352   Ps.1,109,065
                                                         -------------  -----------   -------------  ------------

Capital contributions ................................         41,256          - -             - -        41,256
Approved by shareholders' meeting held on
October 28, 1999:
    - Cash dividends (Ps. 0.11 per share).............            - -          - -        (31,518)      (31,518)
    - Legal reserve...................................            - -        4,349         (4,349)           - -
    - Distribution of treasury stock..................            - -          - -             - -           - -
Purchase of treasury stock............................            - -          - -        (29,934)      (29,934)
Net income for the year...............................            - -          - -          11,551        11,551
                                                         -------------  -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2000..........................   Ps.  939,590   Ps. 16,728    Ps.  144,102   Ps.1,100,420
                                                         -------------  -----------   -------------  ------------

Approved by shareholders' meeting held on
October 31, 2000:
    - Legal reserve...................................            - -          577           (577)           - -
    - Distribution of treasury stock..................            - -          - -             - -           - -
Purchase of treasury stock............................            - -          - -        (80,431)      (80,431)
Net loss for the year.................................            - -          - -        (59,954)      (59,954)

                                                         -------------  -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2001..........................   Ps.  939,590   Ps. 17,305    Ps.    3,140   Ps. 960,035
                                                         -------------  -----------   -------------  ------------

Net loss for the year.................................            - -          - -        (499,619)     (499,619)

                                                         -------------  -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2002..........................   Ps.  939,590   Ps. 17,305    Ps. (496,479)  Ps. 460,416
                                                         =============  ===========   =============  ============

                          The accompanying notes are an
           integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
               (Adjusted for price-level changes and expressed in
           thousands of constant Argentine Pesos as of June 30, 2002)


                                                                              2002           2001           2000
                                                                        --------------  -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year.......................................   Ps.  (499,619)  Ps.   (59,954)  Ps.   11,551
Adjustments to reconcile net income to net cash flow from operating activities:
   Depreciation and amortization.....................................          21,033          23,103         26,023
   Minority interest.................................................          (5,118)          1,459          4,818
   Allowances and provisions.........................................           1,314             994          1,389
   Gain from the sale of fixed assets................................             - -             (29)           (68)
   Equity in earnings of affiliated companies........................          17,797          (6,471)       (10,810)
   Loss from operations and holdings of real estate assets...........          41,631           5,708            743
   Loss on early redemption of debt..................................             - -             - -          1,199
   Financial results.................................................         294,387          39,913        (21,094)
   Income tax........................................................           6,882           3,140          9,460
Changes in certain assets and liabilities, net of non-cash
transactions and the effects of acquisitions:
   (Increase) decrease in current investments........................         (16,103)        (34,740)        33,476
   Decrease in non-current investments...............................             982             - -            - -
   Decrease in mortgages and leases receivables......................          37,966          15,663          9,464
   Increase in other receivables.....................................         (13,377)         (5,849)       (12,848)
   Decrease in inventories...........................................          52,758          52,188         17,590
   Decrease (increase) in intangible assets..........................             - -             593           (135)
   Increase (decrease) in trade accounts payable.....................           8,289           2,578         (3,277)
   Increase (decrease) in customer advances, salaries and social
     security and taxes payable......................................             984        (12,762)          6,776
   Cash dividends received...........................................           2,496          19,243          5,143
   Increase (decrease) in other liabilities..........................          22,800          (3,840)         5,006
   Increase in accrued interest and exchange (loss) gain.............          72,223          54,957         44,628
                                                                        --------------  -------------- --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES............................          47,325          95,894        129,034
                                                                        --------------  -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net proceeds from the sale of interests in joint controlled                119,933         134,074         (1,637)
   companies.........................................................
   Payment for acquisition of subsidiary companies and
   equity investees..................................................         (19,322)        (52,291)       (16,354)
   Loans granted to related parties..................................         (94,077)             - -           - -
   Net proceeds from the sale of fixed assets........................             - -              63            481
   Payment for acquisition of undeveloped parcels of land............          (2,952)         (2,214)       (12,928)
   Purchase and improvements of fixed assets.........................         (21,058)         (6,876)        (8,058)
                                                                        --------------  -------------- --------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES..................         (17,476)         72,756        (38,496)
                                                                        --------------  -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Purchase of treasury stock........................................             - -         (80,431)       (29,934)
   Issuance of common stock..........................................             - -             - -         41,256
   Payment of notes..................................................             - -             - -       (154,491)
   Payment of cash dividends.........................................             - -             - -        (31,518)
   Increase in intangible assets.....................................          (3,033)         (4,802)        (7,692)
   Contributions from (dividends paid to) minority shareholders......           3,059             - -         (5,186)
   Proceeds from the issuance of notes...............................             - -         129,178            - -
   Proceeds from short-term and long-term debt.......................         151,326         195,330        287,340
   Payment of short-term and long-term debt..........................        (187,453)       (385,590)      (187,913)
   Payment of seller financing ......................................          (1,766)        (18,332)       (16,333)
                                                                        --------------  -------------- --------------
NET CASH USED IN FINANCING ACTIVITIES ...............................         (37,867)       (164,647)      (104,471)
                                                                        --------------  -------------- --------------
Net (decrease) increase in cash and cash equivalents.................          (8,018)          4,003        (13,933)
Cash and cash equivalents as of beginning of year....................           33,271         29,268         43,201
                                                                        --------------  -------------- --------------
Cash and cash equivalents as of end of year..........................   Ps.     25,253  Ps.    33,271  Ps.    29,268
                                                                        ==============  ============== ==============

                          The accompanying notes are an
           integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
          (Adjusted for price-level changes and expressed in thousands of constant Argentine Pesos as of June 30, 2002)

                                                                      2002             2001             2000
                                                                ---------------- ---------------- ----------------
SUPPLEMENTAL CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest....................................................... Ps.      26,156  Ps.      55,402  Ps.      63,371
Income tax.....................................................             351              - -              - -

NON-CASH ACTIVITIES:
Increase in deferred gain through a decrease in current
investments.................................................... Ps.         - -  Ps        2,328  Ps          - -
Increase in non-current investments through a decrease in
mortgages and leases receivable................................          20,200              - -            7,015
Increase in minority interest through a decrease in long-term
debt...........................................................             - -              293              - -
Decrease in long-term debt through a decrease in investments ..           5,620              - -              - -
Increase in fixed assets through a decrease in inventory.......             - -            2,408           29,181
Increase in intangible assets through a decrease in inventory .             - -              595            2,655
Decrease in non-current investments through a decrease in
other liabilities..............................................          33,919              - -              - -
Increase in inventory through a decrease in fixed assets.......          36,860           23,809           23,214
Incurrence of debt for related company acquisition.............             - -              - -            7,874
Increase in non-current investments through a decrease in
non-current other receivables..................................             - -              - -           38,392
Increase in current investments through a decrease in
non-current investments........................................             - -              - -           44,613
Decrease in customer advances through a decrease in mortgages
and leases receivable..........................................             - -              - -            5,282
Decrease in other liabilities through a decrease in current
mortgages and leases receivable................................             - -              - -            1,565
Increase in current taxes payable through a decrease in
non-current taxes payable......................................             - -              - -            2,181
Increase in mortgages and leases receivable through a decrease
in non-current investments.....................................             - -              - -            4,495
Increase in inventory through a decrease in undeveloped plots
land...........................................................             - -              - -            2,973
Increase in non-current investments through an increase in
other liabilities..............................................             - -              - -            2,529
Increase in non-current investments through a decrease in
fixed assets...................................................             - -              - -           20,448


                                                                      2002             2001             2000
                                                                ---------------- ---------------- ----------------
ACQUISITION OF EQUITY INVESTEES:
Investments.................................................... Ps.      19,322  Ps.      52,291  Ps.      16,354
                                                                ---------------- ---------------- ----------------
                                                                Ps.      19,322  Ps.      52,291  Ps.      16,354
                                                                ================ ================ ================
DISPOSITION OF SUBSIDIARY COMPANIES:
Mortgages and leases receivable, net........................... Ps.         - -  Ps          - -  Ps       (3,058)
Other receivables..............................................             - -              - -           (5,374)
Inventory......................................................             - -              - -             (366)
Fixed assets, net...........................................                - -              - -          (31,810)
                                                                ---------------- ---------------- ----------------
TOTAL NON-CASH ASSETS DISPOSED OF ..........................                - -              - -          (40,608)
                                                                ---------------- ---------------- ----------------
Trade accounts payable......................................                - -              - -            2,956
Loans.......................................................                - -              - -           23,787
Customer advances...........................................                - -              - -            1,166
Salaries payable............................................                - -              - -              918
Taxes payable...............................................                - -              - -              209
Other liabilities...........................................                - -              - -           10,387
                                                                ---------------- ---------------- ----------------
TOTAL LIABILITIES DISPOSED OF ..............................                - -              - -           39,423
                                                                ---------------- ---------------- ----------------
NET NON-CASH ASSETS DISPOSED OF ............................                - -              - -           (1,185)
Cash disposed of............................................                - -              - -           (1,637)
                                                                ---------------- ---------------- ----------------
VALUE OF NET ASSETS DISPOSED OF ............................    Ps.         - -  Ps.         - -  Ps.      (2,822)
                                                                ================ ================ ================



                     The accompanying notes are an integral
                part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

       IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA"), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries, joint ventures and international alliances (IRSA and subsidiaries is collectively referred hereinafter as "IRSA" or the "Company"), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties,
(iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company seeks to identify desirable properties for acquisitions which it acquires in the normal course of business, and, regularly reviews its portfolio and from time to time considers and effects the sale of certain properties. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange ("BASE") and the New York Stock Exchange ("NYSE").

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Economic Crisis

       Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

       As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

       On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures though Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are been pending at the date of the issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

       Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements and the effect they have had on the Company's economic and financial situation to date.

Exchange system

       On February 8, 2002 the Government established a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank. Additionally, certain requirements have to be fulfilled for export collections.

       The new exchange regime replaces the previous convertibility legislation, under which the previous exchange rate of Ps. 1 to US$ 1 existed for a number of years. Also, during the year ended June 30, 2002, the Argentine peso devalued significantly, and at June 30, 2002 the exchange rate was approximately Ps. 3.8 to US$ 1.

       The devaluation of the Argentine peso resulted in a loss of approximately Ps. 255.1 million for the year ended June 30, 2002. This loss from devaluation was primarily the result of the Company's US denominated debt, partially offset by a receivable related to the sale of the Company's investment in Brazil Realty Empreendimentos e Participacoes.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

Deposits in Argentine financial institutions

                   As from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

Financial debts in foreign currency with Argentine financial institutions

       Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

       The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferment of the deduction of the exchange difference from income tax purposes

       The net negative results caused by this devaluation are deductible from income tax over a five-year period, beginning in the fiscal year ended June 30, 2002.

Presentation of financial statements in constant Argentine pesos

       As established by Resolution 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No. 415 of the Comision Nacional de Valores ("CNV") - the National Securities Commission in Argentina-, as from January 1, 2002 financial statements are required to be restated to reflect the effects of inflation in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences. See Note 3.c. for further detail.

Impact of current economic conditions on the Company

       The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

Impact of current economic conditions on the Company (continued)

       The Company has been negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government's adoption of the economic measures summarized above and the devaluation of the Argentine Peso. As described in Note 5.h., the Company was unable to fully pay the principal and interest of the Notes originally due on December 24, 2001 and the Loan Agreement originally due on May 31, 2002. As a result of such non-payments, the Company entered into negotiations with the holders of the remaining Notes and lenders under the Loan Agreement and obtained for short-term deferrals to pay such matured debts. Pursuant to the most recent deferrals, the principal and interest of US$ 39.3 million Notes must be paid in September 9, 2002 and the US$ 80 million Loan Agreement must be paid in September 30, 2002. Due to the continuing effects of economic recession, the unavailability of financial credit and the succession of recent economic measures adversely affecting the normal operations of the banking and payments system, it is probable on September 9, 2002 and September 30, 2002 the Company will be unable to make the schedule payments upon maturity of the US$ 39.3 million Notes and the US$ 80.0 million Loan Agreement. Management is negotiating agreements with the holders of the Notes and the lenders under the Loan Agreement. Management expects to use the net proceeds from the rights offering mentioned in Note 11 to facilitate the renegotiations or partial payment of the indebtedness outstanding above mentioned. It is not yet certain what the outcome of such negotiations will be.

       Additionally, as mentioned in Note 5.h.(v), Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300, with original maturates set for April 29 and July 29, 2002, and an interest installment amounting to US$ 127 which fell due on July 29, 2002, under the long-term loan agreement secured by a mortgage entered into with Bank Boston N.A., Buenos Aires branch.

       These conditions raise substantial doubt about the Company's ability to continue as a going concern.

       The accompanying consolidated financial statements have been prepared on a going concern basis which contemplate continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business and do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

3.     PREPARATION OF FINANCIAL STATEMENTS

       A.     BASIS OF PRESENTATION

       The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comision Nacional de Valores ("CNV"), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 19 to these consolidated financial statemets.

       Amounts included in the notes to the consolidated financial statements are expressed in thousands of Argentine Pesos, except as otherwise indicated.


       B.     PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

       All significant intercompany balances and transactions have been eliminated in consolidation.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       B.     PRINCIPLES OF CONSOLIDATION (CONTINUED)

       A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

                                                                 ------------------------------------------------
                                                                           PERCENTAGE OF CAPITAL STOCK
                                                                            OWNED AS OF JUNE 30, (I)
                                                                 ------------------------------------------------

                                                                 --------------- ---------------  ---------------
                                                                      2002            2001             2000
                                                                 --------------- ---------------  ---------------
CONTROLLED COMPANIES
--------------------
Hoteles Argentinos S.A. ("Hoteles Argentinos") (ii)............          80.00%          80.00%           80.00%
Palermo Invest S.A. ("Palermo Invest") (ii)....................          66.67%          66.67%           66.67%
Abril S.A. ("Abril") (ii)......................................          83.34%          83.34%           83.34%
Pereiraola S.A.I.C.I.F. y A. ("Pereiraola") (ii)...............          83.34%          83.34%           83.34%
Baldovinos S.A. ("Baldovinos") (ii)............................          83.34%          83.34%           83.34%
Ritelco S.A. ("Ritelco") (iii).................................         100.00%             - -              - -
IRSA International Limited ("IRSA Int' l") (iii)...............             - -         100.00%          100.00%
Home Financing S.A. ("HOFISA") (iv) ...........................             - -         100.00%          100.00%
Santa Maria del Plata S.A. ("SMP") (iv)........................             - -             - -          100.00%
Sociedad del Dique S.A. ("Sociedad del Dique") (iv)............             - -             - -          100.00%


(i)    Percentage of equity interest owned has been rounded.

(ii) Results of operations have been accounted for under the proportionate consolidation method.

(iii) As of June 30, 2002 the Company decided the liquidation of IRSA International Ltd.

(iv)   As from July 1, 2001, these companies have been merged into IRSA.

       The consolidated statements of operations were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the consolidated financial statements relating to income-statement items have been also prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments. The Company considers this method more appropriately reflects the Company's results of operations and the integration of its core businesses. The use of the proportionate-consolidation method has been approved by the CNV. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's consolidated statements of income, it does not impact the Company's consolidated shareholders' equity or net earnings.

       Note 14 to the consolidated financial statements presents the Company's statements of income for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and (ii) minority interest in earnings or losses of controlled subsidiaries.

       A description of the jointly-controlled investments accounted for under the proportionate consolidation method is presented as follows:


JOINTLY CONTROLLED COMPANIES
----------------------------                                         2002             2001            2000
                                                                 --------------  ---------------  --------------
Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil
Realty") (i)...................................................            - -           49.27%          44.03%
Alto Palermo S.A. ("APSA").....................................         49.69%           47.42%          45.66%
Llao Llao Resort S.A. ("LLR")..................................         50.00%           50.00%          50.00%
Argentine Realty S.A. ("ARSA") (ii)............................         50.00%           50.00%          50.00%
Buenos Aires Realty S.A. ("BARSA") (ii)........................         50.00%           50.00%          50.00%
Buenos Aires Trade & Finance Center S.A. ("BAT&FCSA") (ii).....         50.00%           50.00%          50.00%
Puerto Retiro S.A. ("Puerto Retiro") ..........................         33.33%           33.33%          33.33%
Venezuela Invest, Ltd. ("Venezuela Invest")....................            - -              - -          50.00%
Fondo de Valores Inmobiliarios S.A.C.A. ("F.V.I.").............            - -              - -          37.49%

(i) During February 2002, the Company sold its equity interest in Brazil Realty. See Note 3.f..

(ii)     On August 16, 2002, the Company and RAGHSA S.A. agreed the following:
         i) the redistribution of the 5M site in Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the cost and construction commitments for the sites assumed with Corporacion Antiguo Puerto Madero S.A.(CAPM), iii) the adjustment of the remaining commitments and obligations also assumed with CAPM and iv) the exchange of shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA y BAT&FCSA , respectively.

         As a result of this distribution the Company, as of the date of issuing of these consolidated financial statements, holds 100% of the capital stock of BAT&FCSA, while its 50% holding in ARSA and BARSA was transferred to RAGHSA.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       C.  PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT ARGENTINE PESOS

       Under Argentine GAAP, financial statements are required to be restated to reflect the effects of the inflation for any fiscal year, provided that the change in Indice de Precios Mayorista Nivel General (General Wholesale Price Index, or "WPI") for such year has exceeded eight percent. As the change in the WPI since January 1, 2002 has been more that eight percent, financial statements in accordance with Argentine GAAP need to be adjusted for inflation after that date. Accordingly, the consolidated financial statements have been prepared on the basis of general price-level accounting which reflects the changes in the purchasing power of the peso in the Company's historical financial statements, as follows:

- Non- monetary items and consolidated statement of operations amounts are adjusted to reflect the then-current general purchasing power.

- Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

- Monetary gains or losses are recognized in the consolidated statement of operations, reflecting the effect of holding monetary items. This gain of loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of operations within total financial results.

       The Company used a conversion factor of 1.9562 to restate prior periods financial statements in constant Argentine pesos of June 30, 2002 for comparative purposes.

       D.  RECLASSIFICATIONS

       Certain reclassifications of prior year information have been made to conform with the current year presentation.

       E.  ACQUISITION AND FORMATION OF BUSINESSES

       In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company's consolidated financial statements since the date of the respective acquisition.

       Year ended June 30, 2001

       During the year ended June 30, 2001, the Company formed two holding companies for the purposes of conducting the Company's e-business operations, as follows:

       (i)    Latin American Econetworks N.V

       In July 2000, the Company, together with divine interVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc.) and Catanzaro Holding B.V., formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles ("LAE"). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to the Company in exchange for US$ 5.3 million in cash. As mentioned in Note 3.f., the investment was sold in November 2001.

       (ii) IRSA Telecomunicaciones N.V.

       In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, -in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to internet service providers, and Alternativa Gratis S.A., an internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       E.  ACQUISITION AND FORMATION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2001 (continued)

       (ii) IRSA Telecomunicaciones N.V. (continued)

       Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV. All assets and liabilities were recorded at their historical carrying amounts.

       During September and December 2000, the Company made additional capital contributions in ITNV for a total amount of US$ 3 million, increasing its ownership to 62%.

       On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends. As a result of this transaction the Company retains a 49% ownership in ITNV.

       Year ended June 30, 2000

       (i)    Puerto Madero Dique 3

       During the year ended June 30, 2000, the Company, together with RAGHSA Sociedad Anonima ("RAGHSA"), formed a company, namely, Buenos Aires Realty S.A., to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, two additional companies were formed by the Company and RAGHSA, namely, Buenos Aires Trade and Finance Center S.A. and Argentine Realty S.A., for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. As of the date of these financial statements, governmental permits have veen obtained and the Company intends to construct office buildings on these sites.

       (ii)   Additional equity interest in Santa Maria del Plata S.A. ("SMP")

       On November 10, 1999 the Company acquired an additional 9.92% equity interest in SMP for US$ 3.9 million in cash (US$ 1.0 million) and seller financing (US$ 2.9 million).

       This additional acquisition was accounted for as a purchase. The purchase price has been allocated to the assets and liabilities assumed based on estimated fair values at the date of acquisition.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       E.  ACQUISITION AND FORMATION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2000 (continued)

       (iii)  Additional equity interest in Puerto Retiro S.A. ("Puerto Retiro")

       During July and August 1999, the Company acquired an additional 5% equity interest in Puerto Retiro for US$ 2.5 million in cash (US$ 1.4 million) and seller financing (US$ 1.1 million).

       The acquisition of Puerto Retiro was accounted for as a purchase. The purchase price has been allocated to the assets and liabilities assumed based on estimated fair values at the date of acquisition. The investment in Puerto Retiro, representing 50% of the capital of such company, has been accounted for under the equity method.

       F.  DISPOSITION OF BUSINESSES

       Year ended June 30, 2002

       (i)    Latin American Econetworks N.V.

       On November 7, 2001, the Company sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5,250. The price was fully collected on that date.

       (ii)   Brazil Realty Empreendimentos e Participacoes ("Brazil Realty")

       On February 28, 2002 the Company sold its interests in Brazil Realty for a total consideration of US$ 44.2 million. The price has been fully collected at the date of issuance of these consolidated financial statements. Imputed interest in this transaction was 12%.

       Net gain from the sale was Ps. 31.5 million, and was recorded as part of operating income under the line item "(Loss) gain from operations and holdings of real estate assets".

       Year ended June 30, 2001

       (i) Fondo de Valores Inmobiliarios S.A.C.A. ("FVI") and Venezuela Invest Ltd. ("Venezuela Invest")

       Pursuant to an agreement entered into by the Company and Asesoria Financiera Velutini & Asociados C.A. on August 1, 2000, the Company completed the sale of its respective equity interests in FVI and Venezuela Invest on December 18, 2000 for total consideration of US$ 67.0 million.

       Loss from the sale was Ps. 1 million, and was recorded as part of operating income under the line item "Loss from operations and holdings of real estate assets".

       Year ended June 30, 2000

       (i)        Inversora del Pacifico S.A. ("IPS")

       On March 31, 2000, the Company sold to an unrelated party its equity interest in Inversora del Pacifico S.A., for total consideration of US$ 3.0 million, resulting in a gain of Ps. 5.6 million, which was recorded as part of operating income under the line item "Sales".

       (ii)       Llao Llao Resorts s.A. ("LLR")

       On June 30, 2000, the Company sold to an unrelated party a 50% interest in LLR, for total consideration of US$ 7.5 million resulting in a gain of Ps.
3.1 million, which was recorded as part of operating income under the line item "Sales".

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       F.  DISPOSITION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2000 (continued)

       (iii)      Inversora del Puerto S.A. ("Inversora del Puerto")

       On July 8, 1999, the Company sold a 99.999% equity interest in Inversora del Puerto to APSA for total consideration of US$ 3.7 million. No result was recognized for this transaction. Inversora del Puerto owns a property located at 3513 Figueroa Alcorta Avenue, Buenos Aires, near the Paseo Alcorta Shopping Center.

       G.  USE OF ESTIMATES

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.


4.     SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

       A.  REVENUE RECOGNITION

       The Company primarily derives its revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See Note 7 for details on the Company's business segments. As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the revenue recognition policies of the Company and its controlled and jointly-controlled subsidiaries.

       o   Development and sale of properties

       The Company records revenue from the sale of properties when all of the following criteria are met:

       (i)    the sale has been consummated;

       (ii) the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

       (iii)  the Company's receivable is not subject to future subordination;
              and

       (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

       The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

       The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       A.  REVENUE RECOGNITION (CONTINUED)

       o   Leases and services from office and other buildings

       Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

       o   Leases and services from shopping center operations

       Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Rental is recognized as income over the lease term as it becomes receivable according to the provision of the lease. Scheduled rent increases are recognized in the period the rental payment is due.

       Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

       Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

       o   Credit card operations

       Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

       o   Hotel operations

       The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

       o   International operations

       As of June 30, 2001 the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 3.f.

       B.  CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments with original maturates of three months or less, consisting primarily of time deposits, to be cash equivalents.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       C.  INVESTMENTS

       (i)   Current

       Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of operations.

       Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in financial results, net, in the consolidated statements of operations. Generally, these investments represent securities traded on a National Securities Exchange which are valued at the last reported sales price on the last business day of the year.

       (ii)  Non-current

       a) Equity investments

       Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. However, as indicated in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes.

       Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

       b) Retained interest in  transferred mortgage receivables

       Non-current investments also include a retained interest in transferred mortgage receivables pursuant to the securitization program described in Note 18.

       (iii) Parcels of undeveloped land

       The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations. Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the year, as defined in Note 3.c. or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 8,301 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardin IV), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.


       D.  INVENTORY

       Inventories comprise primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       D.  INVENTORY (CONTINUED)

       Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation at the end of the year, as defined in Note 3.c., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2002, 2001 and 2000.

       Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 11,232 in connection with certain properties classified as inventories (mainly identified as Avda. Madero 1020, Rivadavia 2768, Constitucion 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock
13), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.

       E.  FIXED ASSETS, NET

       Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

       o   Rental properties

       Rental properties are carried at cost adjusted for inflation at the end of the year, as defined in Note 3.c., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings and improvements. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the years ended June 30, 2002, 2001 and 2000.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 49,743 in connection with certain properties (identified as Libertador 498, Maipu 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitucion 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.

       o   Other properties and equipment

       Other property and equipment are carried at cost adjusted for inflation at the end of the year, as defined in Note 3.c., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       E.  FIXED ASSETS, NET (CONTINUED)

               Asset                         Estimated useful life (years)
-------------------------------------     -----------------------------------
Leasehold improvements                            On contract basis
Facilities                                                10
Machinery and equipment                                   10
Vehicles                                                  5
Software                                                  3
Computer equipment                                        3
Furniture and fixtures                                    5

       The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of operations.

       F.  SOFTWARE OBTAINED OR DEVELOPED FOR INTERNAL USE

       The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2002, 2001 and 2000 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

       G.  INTANGIBLE ASSETS, NET

       Intangible assets are carried at cost, adjusted for inflation at the end of the year as defined in Note 3.c., less accumulated depreciation.

       o   Deferred Financing Costs

       Expenses incurred in connection with the issuance of debt have been deferred and are being amortized using the interest method over the life of the related issuances.

       o   Preoperating and organization expenses

       Expenses incurred relating to pre-opening activities and/or organization of subsidiaries are amortized on a straight-line basis over a 5-year period commencing upon the launching of the project.

       o   Selling and advertising expenses

       Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

       H.  FOREIGN CURRENCY ASSETS AND LIABILITIES

       Financial statements of foreign unconsolidated equity investees in which the Company exercises joint control have been translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates have been used for the translation of the accounts which make up the results of the periods. The net gain/loss on translation is included within financial results, net, foreign currency translation.

       Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       I.  INCOME TAX PROVISION

       The Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the periods presented. The Company does not recognize deferred taxes.

       As permitted under Argentine income tax law in determining its taxable income for the years ended June 30, 2002, 2001 and 2000, the Company has taken into consideration tax losses of approximately Ps. 372.2 million, Ps. 10.0 million and Ps. 61.9 million, respectively. The benefit attributable to such losses was Ps. 130.3 million, Ps. 3.5 million and Ps. 21.5 million, respectively.

       As of June 30, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 421.0 million, which expire as follows:

 EXPIRATION YEAR                                       AMOUNT
                                              -------------------------
 2002 ....................................... Ps.                  2,0
 2003 .......................................                      2.5
 2004 .......................................                      2.2
 2005 .......................................                     31.8
 2006 .......................................                      6.6
 2007 .......................................                    375.9
                                              -------------------------
 TOTAL                                        Ps.                421.0

       J.  ASSET TAX PROVISION

       On December 7, 1998, the Argentine National Congress passed Law No. 25,063 which amended prior tax laws and regulations. According to these amendments, the Company is subject to a new asset tax effective December 31, 1998 ("Impuesto a la Ganancia Minima Presunta"). Pursuant to this new tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable (until 10 years).

       The asset tax provision as of June 30, 2002 and 2001 has been calculated on an individual entity basis at the statutory asset tax rate of 1%, and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

       The Company has considered the effect of this asset tax in determining the income tax provision for the year.

       K.  CUSTOMER ADVANCES

       Customer advances represent payments received in advance in connection with the sale and rent of properties.

       L.  PROVISIONS FOR ALLOWANCES AND CONTINGENCIES

       The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

       The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       M.  ADVERTISING EXPENSES

       The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 2.2 million, Ps. 3.3 million and Ps. 5.0 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       N.  PENSION INFORMATION

       The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

       O.  IMPAIRMENT OF LONG-LIVED ASSETS

       The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. At June 30, 2002, due to the deterioration of the Argentine economy and the impact on the Company's revenue of the measures adopted by the National Government mentioned in Note 2 to the consolidated financial statements, the Company has reevaluated the carrying value of its long-lived assets, recording an impairment loss over certain parcels of undeveloped lands, inventories and properties (See Notes 4.c.(iii), 4.d and 4.e).

       P.     HEDGING INSTRUMENTS

       From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing cost. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations. The Company does not engage in trading or other speculative use of these financial instruments. For details on the Company's derivative instruments activity, see Note 17.

       -   Foreign currency forward-exchange contracts

       Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The fair value of the foreign currency forward-exchange contracts is not recognized in the financial statements.

       -   Interest rate swaps

       Interest rate swaps are used to minimize the Company's financing costs. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the financial statements.

       Q.    MONETARY ASSETS AND LIABILITIES

       Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

5.     DETAILS OF BALANCE SHEET ACCOUNTS

       A.     CASH AND BANKS:

                                                                                AS OF JUNE 30,
                                                            --------------------------------------------------------
                                                                       2002                          2001
                                                            ---------------------------    -------------------------
        Cash .............................................. Ps.                  7,960     Ps.                  421
        Bank accounts .....................................                     11,901                        8,447
        Checks to be deposited ............................                      4,970                        1,662
                                                            ---------------------------    -------------------------
                                                            Ps.                 24,831     Ps.               10,530
                                                            ===========================    =========================

       B.  INVESTMENTS:
                                                                                AS OF JUNE 30,
                                                            --------------------------------------------------------
                                                                       2002                          2001
                                                            ----------------------------   -------------------------
       CURRENT
       Time deposits ...................................... Ps.                     422    Ps.               22,741
       Banco Hipotecario S.A. ("BHSA") (i) (Note 12).......                      11,522                      21,051
       Telecom Argentina S.A. ("Telecom") .................                         - -                      17,351
       Mutual funds .......................................                      24,852                      13,545
       Government bonds....................................                         - -                      12,817
       Commercial bonds ...................................                         - -                       1,414
       Other...............................................                         - -                         788
                                                            ----------------------------   -------------------------
                                                            Ps.                  36,796    Ps.               89,707
                                                            ============================   =========================
       NON-CURRENT
       APSA................................................ Ps.                 307,246    Ps.              318,465
       Brazil Realty.......................................                         - -                     133,800
       Banco Hipotecario S.A. ("BHSA") (i) (Note 12).......                       6,500                      32,015
       Latin American Econetworks N.V. ....................                         - -                       9,658
       Llao Llao Resorts...................................                       9,745                       5,104
       IRSA Telecomunicaciones N.V. .......................                       2,654                       3,388
       Alto Invest S.A. ...................................                         174                         - -
       Banco de Credito y Securitizacion S.A. (Note 12) ...                       6,236                       9,781
       Retained interest in mortgages receivable
       securitization program (ii) ........................                       9,796                         - -
       Other ..............................................                          38                          33
                                                            ----------------------------   -------------------------
                                                            Ps.                 342,389    Ps.              512,244
                                                            ============================   =========================
       PARCELS OF UNDEVELOPED LAND (III)
       Ciudad Deportiva de la Boca (SMP)................... Ps.                 103,213    Ps.              110,244
       Puerto Retiro ......................................                      41,170                      41,530
       Pereiraola .........................................                      19,439                      19,349
       Argentine Realty S.A. ..............................                       4,559                       3,977
       Buenos Aires Realty S.A. ...........................                       4,671                       3,840
       Buenos Aires Trade and Finance Center S.A. .........                       6,166                       3,256
       Torre Jardin IV.....................................                       1,985                       2,698
       Intercontinental Plaza .............................                       1,020                         - -
       Other ..............................................                       1,736                       2,755
                                                            ----------------------------   -------------------------
                                                                                183,959                     187,649
                                                            ----------------------------   -------------------------
                                                            Ps.                 526,348    Ps.              699,893
                                                            ============================   =========================

(i)   On February 2, 1999, the Company acquired 4,313,811 shares of BHSA for Ps.
      59.1 million. On the same date the Company also acquired 3,697,500 options to purchase BHSA American Depositary Shares ("ADS") for US$. 1.8 million. Each option represents the right to purchase 100 ADSs at an exercise price of US$. 7.0 per ADS. The options shall be exercisable by the holders in whole or in part at any time on or after February 2, 2000 through February 2, 2004. In June 2001, the Company sold to an unrelated party 1,000,000 options for a total consideration of Ps. 3.1 million, resulting in a gain of Ps. 2.2 million. The options are recorded at cost, adjusted for inflation at the end of the year described in Note 3.c. No options have been exercised as of the date of these financial statements.

(ii) Represents retained interest in mortgage receivables securitization program described in Note 18.

(iii) The book value of parcels of undeveloped land at June 30, 2002 is presented net of the impairment loss mentioned in Note 4.c.(iii).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       C. MORTGAGES AND LEASES RECEIVABLE, NET:

                                                                                   AS OF JUNE 30,
                                                                  --------------------------------------------------
                                                                           2002                       2001
                                                                  -----------------------    -----------------------
       CURRENT
       Mortgage receivable (i)..................................  Ps.              3,980     Ps.             13,877
       Less:
       Unearned interest (i)....................................                   (404)                    (5,693)
       Receivable from the sale of properties...................                   3,698                     39,723
       Debtors under legal proceedings (ii).....................                   2,201                      8,611
       Leases and services receivable...........................                   1,125                      2,484
       Hotel receivables........................................                   1,908                      1,450
       Related parties (Note 12)................................                     717                      1,177
       Other....................................................                      --                         95
       Less:
       Allowance for doubtful accounts (Note 20.c.).............                 (1,221)                    (1,796)
                                                                  -----------------------    -----------------------
                                                                  Ps.             12,004     Ps.             59,928
                                                                  =======================    =======================
       NON-CURRENT
       Mortgage receivable (i)..................................  Ps.              1,293     Ps.             57,794
       Receivable from the sale of properties...................                     579                         --
       Related parties (Note 12)................................                   1,638                         --
       Less:
       Unearned interest (i)....................................                   (375)                   (13,468)
                                                                  -----------------------    -----------------------
                                                                  Ps.              3,135     Ps.             44,326
                                                                  =======================    =======================

       (i) Mortgage receivable consist of fixed-rate mortgages. At June 30, 2002, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 1,518 at a contractual interest rate of 10%. At June 30, 2002, principal payments on mortgage receivable become due as follows: 2003 - Ps. 3,980; 2004
- Ps. 246; 2005 - Ps. 176; 2006 - Ps. 142; 2007 - Ps. 123; thereafter - Ps 606.

       (ii) Comprised of Ps. 1.0 million and Ps. 6.8 million related to mortgage receivable and Ps. 1.2 million and Ps. 1.8 million related to leases receivable, for the years ended June 30, 2002 and 2001, respectively.


       D. OTHER RECEIVABLES AND PREPAID EXPENSES:

                                                                                           AS OF JUNE 30,
                                                                          --------------------------------------------------
                                                                                   2002                       2001
                                                                          -----------------------    -----------------------
       CURRENT
       Receivable from the sale of equity securities and investees ....   Ps.             26,129     Ps.             12,520
       Value Added Tax ("VAT") receivable..............................                      466                      6,457
       Asset tax credits...............................................                    2,319                      4,634
       Prepaid expenses................................................                    5,511                      3,988
       C.N. Hacoaj Project.............................................                      593                      1,363
       Premiums on foreign currency forward exchange contracts.........                      315                        939
       Income tax advances.............................................                      333                        886
       Related parties (Note 12).......................................                      261                        802
       Debtors under legal proceedings.................................                       --                      2,449
       Advances to financial brokers...................................                       --                         --
       Patriotic Bond..................................................                    2,312                         --
       Other ..........................................................                      308                      2,889
                                                                          -----------------------    -----------------------
                                                                          Ps.             38,547     Ps.             36,927
                                                                          =======================    =======================
       NON-CURRENT
       Asset tax credits...............................................   Ps.             14,617     Ps.             29,584
       VAT receivable..................................................                    1,226                      2,555
       Related parties (Note 12).......................................                   73,309                      2,551
       Other...........................................................                      469                         74
                                                                          -----------------------    -----------------------
                                                                          Ps.             89,621     Ps.             34,764
                                                                          =======================    =======================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       E. INVENTORIES:

                                                                      AS OF JUNE 30,
                                  ----------------------------------------------------------------------------------
                                         2002                 2002                 2001                2001
                                  -------------------  -------------------  ------------------- -------------------
                                       CURRENT            NON-CURRENT            CURRENT            NON-CURRENT
                                  -------------------  -------------------  ------------------- --------------------
       Abril/Baldovinos.........  Ps.          8,344   Ps.         11,298   Ps.         11,872  Ps.          18,838
       Alto Palermo Park........               4,555                   --                5,452                8,666
       Constitucion 1111........               3,767                   --                2,330                   --
       Torres Jardin............                 356                  261                1,759                  450
       Caballito plots of land..                  --               12,120                   --               17,709
       Dock 4 Puerto Madero.....                  --                5,483                   --                5,475
       Benavidez................                  --               12,645                   --               12,645
       Pilar....................                                    3,032                   --                3,032
       Alto Palermo Plaza.......               2,087                   --                1,289                   --
       Minetti "D"..............                  --                  194                  491                  156
       Sarmiento 517............                  --                  589                  428                   84
       Villa Celina.............                  --                   48                   61                    2
       Dock 6 Puerto Madero.....                  --                   --                  184                   15
       Padilla 902..............                  --                  219                   --                  321
       Alcorta Palace...........                  --                   --                  430                   --
       Dock 13 Puerto Madero....                  48                   --                   51                    6
       Madero 1020 .............               4,730                   --                   --                   --
       Puerto Madero Dock 5 ....                  --                  407                   --                   --
       Other....................                 243                  262                  436                   --
                                  -------------------  -------------------  ------------------- --------------------
                                  Ps.         24,130   Ps.         46,558   Ps.         24,783  Ps.          67,399
                                  ===================  ===================  =================== ====================


       F.  TRADE ACCOUNTS PAYABLE:

                                                                                AS OF JUNE 30,
                                                             ------------------------------------------------------
                                                                      2002                          2001
                                                             -----------------------     --------------------------
       CURRENT
       Accruals ...........................................  Ps.              7,742      Ps.                 6,752
       Suppliers ..........................................                   3,270                          4,040
       Other ..............................................                     979                             --
       Related Parties (Note 12) ..........................                     233                            119
       Less:
       Unaccrued interest .................................                      --                           (80)
                                                             -----------------------     --------------------------
                                                             Ps.             12,224      Ps.                10,831
                                                             =======================     ==========================
       NON-CURRENT
       Suppliers ..........................................  Ps.                 --      Ps.                   374
                                                             -----------------------     --------------------------
                                                             Ps.                 --      Ps.                   374
                                                             =======================     ==========================


       G.  SALARIES AND SOCIAL SECURITY PAYABLES:

                                                                                AS OF JUNE 30,
                                                            -------------------------------------------------------
                                                                      2002                         2001
                                                            -------------------------    --------------------------
       Social security payable ...........................  Ps.                  454     Ps.                 1,043
       Provision for vacation and bonuses.................                       351                           726
       Other .............................................                       219                           154
                                                            -------------------------    --------------------------
                                                            Ps.                1,024     Ps.                 1,923
                                                            =========================    ==========================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       H.  SHORT-TERM AND LONG-TERM DEBT:

       SHORT-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                   AS OF JUNE 30,
                                                                ------------------------------------------------------
                                                                            2002                         2001
                                                                -------------------------    -------------------------
       Loan Agreement (i)..................................     Ps.              311,206     Ps.              157,685
       Notes plus accrued interest (ii)....................                      149,789                       86,466
       Commercial paper less unaccrued interest (iii)......                           --                       47,995
       Uncollateralized loans plus accrued interest (iv)...                        3,538                       34,916
       Collateralized loans plus accrued interest (v)......                      100,206                       22,310
       Other ..............................................                           --                        1,093
                                                                ------ ------------------    ------ ------------------
                                                                Ps.              564,739     Ps.              350,465
                                                                ====== ==================    ====== ==================

        LONG-TERM DEBT CONSIST OF THE FOLLOWING:

                                                                                   AS OF JUNE 30,
                                                                ------------------------------------------------------
                                                                               2002                         2001
                                                                -------------------------    ------ ------------------
       Collateralized loans (v)............................     Ps.                   --     Ps.               20,540
       Other...............................................                          142                        5,472
                                                                -------------------------    ------ ------------------
                                                                Ps.                  142     Ps.               26,012
                                                                =========================    ====== ==================

       (i) On May 24, 2000, the Company entered into a syndicated loan arranged by Bank Boston, as principal agent, to provide a US$ 80.0 million credit facility, originally expiring on May 31, 2002 (the "Loan Agreement"). The Loan Agreement includes other financial institutions, as lenders. The Company was unable to pay the Loan Agreement due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and obtained short-term deferrals to pay such matured debt. Pursuant to the most recent deferral, which was granted on July 31, 2002, the Loan Agreement must be paid in full on September 30, 2002. The facility beared interest at three-month Libor plus a margin of 500 basis points. At June 30, 2002, interest rate applicable to the loan was 6.99%. The Loan Agreement requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, repurchases of stock and investments. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. On July 2002, the Company obtained waivers to these financial covenants from the lenders.

       (ii) On December 21, 2000, the Company issued US$ 43.5 million unsecured Class 2 notes due December 24, 2001 (the "Notes"). The Notes beared interest at a variable rate. Interest on the Notes were payable quarterly, commencing March 21, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness of the Company. The Notes include various restrictive covenants, which among other things, require the Company to maintain certain financial ratios and net worth amounts. The Company was unable to pay the principal and interest due at the original maturity date. However, in May 2002, the Company repurchased US$ 6.5 million Notes for a total consideration of Ps.
22.0 million. The Company continued the negotiation process with the remaining holders of the Notes of US$ 39.3 million and obtained short-term deferrals to pay such matured debt. Pursuant to the most recent deferral, which was granted on August 30, 2002, the Notes must be paid in full on September 9, 2002. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants.

       (iii) In August 2000, the Company entered into a Class 1 Zero Coupon Commercial Paper maturing September 2001. During fiscal year 2001, the maximum commercial paper outstanding was US$ 25.0 million at a discount interest rate of 9.86% at the date of issuance. These Commercial Papers were repaid in August 2001.

       (iv) Generally, the Company's short-term uncollateralized borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on uncollateralized short-term debt were 8.0% (plus "CER") and 10.17 % as of June 30, 2002 and 2001, respectively. The Company generally uses the proceeds from these borrowings for working capital needs and other general corporate purposes.

       Pursuant to Decree 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index (CER) and an interest rate may ultimately be applied to these debts (Note 2).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       H.  SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

       (v) Collateralized loans accrue interest at fixed/variable rates ranging from 6.56% to 25.00% due at various dates through October 2006. Loans amounting to Ps. 42.8 million are collateralized by real estate properties with a net book value of Ps. 31.7 million while the remaining loans, amonting to Ps. 57.4 million, are collateralized with Palermo Invest shares, representing the Company's ownership of Alto Palermo Plaza and Alto Palermo Park with a net book value of Ps. 120.7 million (See Note 15.(ii).). Also, certain of these collateralized loans require the Company to meet certain financial tests and to comply with certain other customary covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and others. In connection with the loan amounting to Ps. 42.8 million above mentioned, at the date of issuing of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments falling due on April 29 and July 29, 2002 and the interest installment amounting to US$ 127 thousand falling due on July 29, 2002 were not paid. Although Hoteles Argentinos' Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under short term debt in these financial statements.

       As of June 30, 2002, APSA was not in compliance with certain financial covenants with respect to its Ps. 120 million Senior Notes ("ASN") and its Ps.
85.0 million Notes ("AN") due 2005. On August 22, 2002, APSA obtained a limited waiver from the holders of the ASN with respect to such covenant violation for the quarter ended June 30, 2002. No such waiver was obtained with respect to the AN, and as a result, APSA is not able to incur any additional indebtedness for so long as such covenant violation is in existence. On January 15, 2002 APSA was unable to make scheduled payments of approximately Ps. 19.6 million on the ASN. However, as of July 17, 2002, all interest owned and the amortization coupon that originally matured in January 2002, had been fully paid. On February 8, 2002 IRSA Inversiones y Representaciones and Parque Arauco, principal APSA's shareholders, subordinated the collection of their loan receivables with APSA to the repayment of principal and interest on the ASN and on short-term debt. If APSA defaults on its indebtedness, due to cross-default provisions in the agreements that govern the Loan Agreement and the Notes, any event of default under any of the ir ASN, AN or their swap agreement would also constitute an event of default under the Company's financial agreements.


       I. TAXES PAYABLE:

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
                                                                           2002                      2001
                                                                   ----------------------    ----------------------
       CURRENT
       Asset tax payable, net................................      Ps.               473     Ps.             4,107
       Income tax provision, net.............................                      2,103                     1,416
       Income tax withholdings...............................                      6,790                     1,213
       VAT payable...........................................                      1,454                       524
       Gross sales tax payable...............................                      1,072                       317
       Value added tax withholdings..........................                         62                       248
       Provision for tax on interest payable (i).............                        - -                       211
       Other.................................................                        644                       - -
                                                                   ----------------------    ----------------------
                                                                   Ps.            12,598     Ps.             8,036
                                                                   ======================    ======================

       (i) Effective January 1, 1999, interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 2000, this tax will be gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       J.  OTHER LIABILITIES:

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
                                                                           2002                      2001
                                                                   ----------------------    ----------------------
       CURRENT
       Customer advances.....................................      Ps.               964     Ps.             2,306
       Deferred gain (i).....................................                        - -                     1,958
       Seller financing (ii).................................                        786                     1,626
       Related parties (Note 12).............................                         36                       - -
       Dividends payable.....................................                      6,567                       - -
       Accruals..............................................                        597                       880
       Lessee deposits.......................................                        968                     1,240
       Collections on behalf of third parties................                         50                       188
       Premiums on foreign currency forward exchange contracts                       - -                       571
       Fees and other accounts payable.......................                          5                       188
       Provision for contingencies (Note 20.c.) (iii)........                        440                       133
       Payable to financial brokers..........................                        903                       - -
       Payable from hotel operator...........................                        853                       - -
       Other.................................................                      1,375                     1,016
                                                                   ----------------------    ----------------------
                                                                   Ps.            13,544     Ps.            10,106
                                                                   ======================    ======================

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
                                                                           2002                      2001
                                                                   ----------------------    ----------------------
       NON-CURRENT
       Lessee deposits.......................................      Ps.               837     Ps.             3,468
       Seller financing (ii) ................................                        725                     2,836
       Deferred gain (i).....................................                        - -                       370
       Provision for contingencies (Note 20.c.) (iii)........                        357                       207
       Related parties (Note 12) ............................                        503                        37
       Other.................................................                        457                       833
                                                                   ----------------------    ----------------------
                                                                   Ps.             2,879     Ps.             7,751
                                                                   ======================    ======================

       (i) As discussed in Note 3.e., the Company formed ITNV in August 2000. The issuance of preferred stock by ITNV to the Investors in December 2000 decreased the Company's percentage of ownership in ITNV and the value assigned to the ITNV's preferred stock issued under the transaction was substantially more than the Company's carrying amount per share of ITNV stock, thus triggering a change in the Company's interest in ITNV. The change in the Company's interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV is in the early stage of development and the realizability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

       (ii) Comprised of a principal amount of Ps. 1.45 million plus accrued interest of Ps. 0.11 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP are pledged as collateral for this seller financing. Such seller financing accrues interest at a one-year LIBOR. As of June 30, 2002, the one-year LIBOR was 6.51%. The non-current portion of Ps. 0.73 million is payable in November, 2003.

       (iii) This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, and, (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management's attention.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



6.     SHAREHOLDERS' CONTRIBUTION

       A.  COMMON STOCK

       As of June 30, 2002, the Company had 207,411,988 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

       Following is a detail of the activity in the Company's shares as from June 30, 1999:

                                                         COMMON STOCK                          APPROVED BY
                                          -------------------------------------------   --------------------------
                                            SHARES                      ADDITIONAL                                  DATE OF
                                            ISSUED       PAR VALUE     PAID-IN-CAPITAL      BODY          DATE      REGISTRATION
                                          ------------ --------------  --------------   --------------  ----------  -------------
       BALANCES AS OF JUNE 30, 1999 ..... 188,476,317  Ps.   188,476   Ps.   506,767
                                          ============ ==============  ==============

       1999 Noncontributory Management                                                   Extraordinary    April 7,    April 24,
       Stock Ownership Plan .............  21,090,024         21,090              --     Shareholder's      1998        2000
                                                                                            Meeting
       Distribution of treasury stock ...   2,432,932          2,433              --
       Purchase of treasury stock .......  (6,236,762)        (6,237)             --
                                          ------------ --------------  --------------
       BALANCES AS OF JUNE 30, 2000 ..... 205,762,511  Ps.   205,762   Ps.   506,767
                                          ============ ==============  ==============

       Purchase of treasury stock ....... (19,079,995)      (19,080)              --
       Distribution of treasury stock ...  20,729,472         20,730              --
                                          ------------ --------------  --------------

       BALANCES AS OF JUNE 30, 2001 ..... 207,411,988  Ps.   207,412   Ps.   506,767
                                          ============ ==============  ==============


       Purchase of treasury stock .......          --             --              --
       Distribution of treasury stock ...          --             --              --
                                          ------------ --------------  --------------
       BALANCES AS OF JUNE 30, 2002 ..... 207,411,988  Ps.   207,412   Ps.   506,767
                                          ============ ==============  ==============

       At June 30, 2002, the negative retained earnings recorded by the Company use up over 50% of shareholders contributions and reserves. Section 206 of the Argentine Corporations Law establishes obligatory capital reduction in such circumstances. However, as a result of the Argentine economic crisis, by Decree 1269, the National Government suspended the application of this section until December 10, 2003.

       B. CAPITAL NATURE TRANSACTIONS

       From time to time, the Company repurchases shares of common stock outstanding when it believes that its stock price is undervalued in the marketplace.

       During fiscal years 2001 and 2000, the Company repurchased 19,079,995 and 6,236,762 outstanding shares of common stock for a total consideration of Ps.
80.4 million and Ps. 29.9 million, respectively. These acquisitions are recorded as "Treasury stock" and resulted in a reduction of retained earnings.

       In October 2000 and 1999, the Company distributed 20,729,472 and 2,432,932 shares of common stock on a pro rata basis to its shareholders.

       C. INFLATION ADJUSTMENT OF COMMON STOCK

       As mentioned in Note 3.c. the Company's consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements. In this period, the annual inflation adjustments related to common stock and treasury stock were taken to inflation adjustment reserves that form part of shareholders' equity. According to Argentine GAAP, the balances in the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

       D. RESTRICTION ON THE DISTRIBUTION OF PROFITS

       In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



6.     SHAREHOLDERS' CONTRIBUTION (CONTINUED)

       E. NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN

       On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

       The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

       On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

7.     SEGMENT INFORMATION

       The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the results of operations of the Company's controlled and jointly-controlled subsidiaries on a proportionate basis.

       A general description of each segment follows:

       o   Development and sale of properties

       This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

       o   Office and other non-shopping center rental properties

       This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.

       o   Shopping centers

       This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

       o   Hotel operations

       This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



7.     SEGMENT INFORMATION (CONTINUED)

       o   International

       This segment includes the results of operations of the Company's equity investments in: i) Brazil for all periods presented; as discussed in Note 3.f., the Company sold its ownership interest in Brazil in February 2002, and ii) the results of operations of the equity investments in Venezuela for the years ended June 30, 2001 and 2000; as discussed in Note 3.f., the Company sold its ownership interest in Venezuela in December 2000.

       o   Others

       This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the years ended June 30, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to internet, telecommunications and other technology-related activities of the Company.

       The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

       The accounting policies of the segments are the same as those described in Note 4.

As of and for the year ended June 30, 2002:


                                                  Office and other
                                    Development     non-shopping
                                    and sale of     center rental   Shopping       Hotel
                                    properties       properties      centers     operations  International    Others        Total
                                   --------------  -------------- ------------  ------------ ------------- ------------ ------------
 Sales ........................... Ps.   45,202     Ps.   34,250  Ps.  77,585   Ps. 29,462   Ps. 24,820    Ps.      --  Ps. 211,319
 Costs ...........................      (37,402)         (10,692)     (38,426)     (20,774)     (14,061)            --     (121,355)
 Gross profit ....................        7,800           23,558       39,159        8,688       10,759             --       89,964
 Selling expenses ................       (3,672)            (477)     (22,289)      (3,318)      (4,578)            --      (34,332)
 Administrative expenses .........       (8,971)          (4,959)     (11,219)      (8,721)      (3,773)            --      (37,643)
 Loss on purchasers rescissions
 of sales contracts ..............           27               --           --           --           --             --           27
 Gain (loss) from operations and
 holdings of real estate assets,
 net .............................      (30,788)         (41,738)     (23,946)          --       31,514             --      (64,956)
 Operating (loss) income .........      (35,602)         (23,616)     (18,295)      (3,351)      33,924             --      (46,940)

 Financial results, net ..........      (18,532)         (14,831)       8,855      (15,504)      (3,597)      (388,611)    (432,220)
 Net loss in related companies ...            --              --       (3,911)          --          404          1,540       (1,967)
 Other income (expenses), net ....            --              --       (4,744)          167          47         (3,981)      (8,511)
 Loss (income) before taxes and
 extraordinary items .............      (54,134)         (38,447)     (18,095)     (18,688)      30,778       (391,052)    (489,638)
 Extraordinary loss
 Income tax ......................         (569)          (3,341)      (1,333)         (58)      (4,533)          (147)      (9,981)
 Loss (income) for the year ......      (54,703)         (41,788)     (19,428)     (18,746)      26,245       (391,199)    (499,619)

 Additions of fixed assets........        1,459           18,463           --        1,136           --             --       21,058
 Depreciation and amortization (a)       (5,889)           7,663       30,403        4,815          219             --       37,211

 Non-current investments in
 jointly controlled companies.....       37,893              --       307,246        9,745           --          2,654      357,538

 Operating assets.................      317,384          245,810      269,351      102,848           --             --      935,393
 Non operating assets.............       36,644           27,581       30,223       11,540       26,129         77,205      209,322
                                    -------------    ------------- ------------  -----------  -----------  ------------ ------------
 Total assets.....................  Ps. 354,028     Ps.  273,391  Ps. 299,574   Ps.114,388   Ps. 26,129   Ps.   77,205 Ps.1,144,715
                                    -------------    ------------- ------------  -----------  -----------  ------------ ------------

 (a)  Included in operating loss (income)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



7.     SEGMENT INFORMATION (CONTINUED)

As of and for the year ended June 30, 2001:

                                               Office and other
                                  Development    non-shopping
                                  and sale of    center rental  Shopping       Hotel
                                  properties      properties     centers     operations  International     Others        Total
                                  ------------- ------------- ------------  ------------ ------------- -------------- ------------
 Sales..........................  Ps.  89,772   Ps.  45,591   Ps.  94,475   Ps.   40,873   Ps.  69,132    Ps.      --   Ps  339,843
 Costs..........................      (68,164)       (8,914)      (36,829)       (27,076)      (31,041)            --      (172,024)
 Gross profit...................       21,608        36,677        57,646         13,797        38,091             --       167,819
 Selling expenses...............       (8,500)         (468)      (11,364)        (4,738)       (8,678)            --       (33,748)
 Administrative expenses........      (13,429)       (6,279)      (14,049)        (9,814)       (7,169)            --       (50,740)
 Loss on purchasers rescissions
 of sales contracts.............          (14)           --            --             --            --             --           (14)
 Gain (loss) from  operations and
 holdings of real estate assets,
 net ...........................       (3,793)       (1,878)           --             --          (634)            --        (6,305)
 Operating (loss) income........       (4,128)       28,052        32,233           (755)       21,610             --        77,012

 Financial results, net ........      (24,981)      (19,945)      (28,113)        (8,452)      (14,347)       (14,464)     (110,302)
 Net income in related companies          (22)           --        (1,420)            --        (1,299)        (7,582)      (10,323)
 Other income (expenses), net ..           --            --          (178)           237           (37)        (5,646)       (5,624)
 Loss (income) before taxes and
 extraordinary items ...........      (29,131)        8,107         2,522         (8,970)        5,927        (27,692)      (49,237)
 Income tax ....................           20        (2,404)         (786)            40        (1,933)            --        (5,063)
 Extraordinary loss.............           --            --            --         (5,653)           --             --        (5,653)
 Net (loss) income for the year       (29,111)        5,703         1,736        (14,583)        3,994        (27,692)      (59,953)

 Additions of fixed assets .....          178         4,241            --          2,525             4             --         6,948
 Depreciation and amortization (a)        659         7,481        33,263          5,663           276             --        47,341

 Non-current investments in
 jointly controlled companies ..       11,293            --       307,172          5,104       133,800         13,046       470,415

 Operating assets...............      392,952       316,034       307,481        110,463       133,933             --     1,260,863
 Non operating assets...........       26,467        18,987        18,474          6,637         8,046        155,075       233,686
                                  ------------  ------------- ------------- ------------- --------------  ------------ -----------
 Total assets...................  Ps. 419,419   Ps. 335,021   Ps. 325,955   Ps.  117,100   Ps. 141,979    Ps. 155,075  Ps 1,494,549
                                  ------------  ------------- ------------- ------------- --------------  ------------ ------------

(a)  Included in operating loss (income)

As of and for the year ended June 30, 2000:

                                                Office and other
                                    Development   non-shopping
                                    and sale of   center rental  Shopping      Hotel
                                    properties     properties     centers    operations  International     Others        Total
                                    -----------  ------------- ------------ ------------ ------------- -------------- --------------
Sales...............................Ps.  80,511  Ps.   46,692  Ps.  89,299  Ps.   59,066  Ps.   86,362  Ps.       --  Ps.   361,930
Costs...............................    (52,479)       (8,105)     (34,005)      (38,473)      (34,627)           --       (167,689)
Gross profit........................     28,032        38,586       55,294        20,593        51,736            --        194,241
Selling expenses....................     (4,712)         (579)     (19,095)       (6,463)       (6,037)           --        (36,886)
Administrative expenses.............    (15,200)       (6,647)     (12,391)      (11,262)      (10,129)           --        (55,629)
Loss on purchasers rescissions of
sales contracts.....................     (1,541)           --           --            --            --            --         (1,541)
Gain (loss) from  operations and
holdings of real estate assets, net        (743)           --           --            --        (1,953)           --         (2,696)
Operating income....................      5,835        31,360       23,809         2,868        33,617            --         97,489

Financial results, net .............    (17,938)      (15,599)     (21,807)       (7,565)        4,808          (775)       (58,876)
Net income in related companies ....         --            --          (20)           --        (1,408)           --         (1,428)
Other income (expenses), net .......         --            --       (1,076)          395        (4,536)       (6,690)       (11,907)
Income before taxes ................    (12,103)       15,761          906        (4,302)       32,481        (7,465)        25,278
Income tax .........................     (2,439)       (2,043)      (2,134)         (503)       (6,608)           --        (13,727)

Net (loss) income for the year .....    (14,542)       13,717       (1,228)       (4,804)       25,873        (7,465)        11,551

Additions of fixed assets ..........      2,193         2,140           --         5,886            --            --         10,219
Depreciation and amortization (a)...      1,766         6,690       25,795         7,150        (4,398)           --         37,003

Non-current investments in jointly
controlled companies ...............      9,315            --      297,753        11,725       256,627            --        575,420

Operating assets....................    439,998       343,722      297,753       126,091       256,626            --      1,464,190
Non operating assets................     19,369        13,073       11,325         8,659         9,759       138,852        201,037
                                    ------------- ------------- ----------- ------------- -------------- ------------- -------------
Total assets........................Ps. 459,367   Ps. 356,795  Ps. 309,078  Ps.  134,749  Ps.  266,386   Ps. 138,852   Ps.1,665,227
                                    ------------- ------------- ----------- ------------- -------------- ------------- -------------

(a)  Included in operating loss (income)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



8.     LOSS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------------------
                                                            2002                 2001                    2000
                                                     -------------------   ------------------    -------------------
       Income (loss) from transactions related to
       shares of jointly controlled, affiliated
       and related companies.......................  Ps.        31,854     Ps.         (634)     Ps.          (184)
       Results from holding of investment in real
       estate......................................            (96,810)              (5,671)                (2,881)
       Other.......................................                  --                   --                   369
                                                     -------------------   ------------------    -------------------
                                                     Ps.       (64,956)    Ps.       (6,305)                (2,696)
                                                     ===================   ==================    ===================

9.     FINANCIAL RESULTS, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------------------
                                                             2002                2001                    2000
                                                     -------------------   ------------------    -------------------
       GENERATED BY ASSETS:
       Interest income.............................  Ps.         9,656     Ps.        8,141     Ps.           7,631
       Financial operating net results.............           (117,386)              (4,014)                  6,164
       (Loss) gain on exposure to inflation........           (151,448)              19,988                  71,362
       Exchange loss...............................             50,327              (18,901)                (24,529)
       Other.......................................               (265)                   --                     --
                                                     -------------------   ------------------    -------------------
                                                     Ps.      (209,116)    Ps.        5,214     Ps.         60,628
                                                     -------------------   ------------------    -------------------
       GENERATED BY LIABILITIES:
       Gain (loss) on exposure to inflation........  Ps.        98,397     Ps.       (7,610)               (31,786)
       Exchange loss...............................           (305,415)              (6,686)                (7,615)
       Interest expense............................            (16,095)            (100,674)               (79,208)
       Other.......................................                  9                 (546)                  (895)
                                                     -------------------   ------------------    -------------------
                                                     Ps.      (223,104)    Ps.     (115,516)     Ps.      (119,504)
                                                     -------------------   ------------------    -------------------
       FINANCIAL RESULTS, NET......................  Ps.      (432,220)    Ps.     (110,302)     Ps.       (58,876)
                                                     ===================   ==================    ===================


10.    OTHER EXPENSES, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------------------
                                                              2002                 2001                  2000
                                                     -------------------   ------------------    -------------------
       Loss (gain) on early redemption of debt (i).  Ps.          (174)    Ps.         1,166     Ps.        (3,486)
       Gain (loss) from  the sale of fixed assets..                  --                  166                   (39)
       Unrecoverable VAT...........................             (1,344)              (3,288)                (2,471)
       Donations...................................               (263)              (1,997)                (2,631)
       Other.......................................             (6,730)              (1,671)                (3,280)
                                                     -------------------   ------------------    -------------------
                                                     Ps.        (8,511)    Ps.       (5,624)     Ps.       (11,907)
                                                     ===================   ==================    ===================

       (i) For the years ended June 30, 2002 and 2001, this line item includes the proportionate share of the net (loss) gain on early redemption of debt recorded by a company's subsidiary during such periods. During the year ended June 30, 2000, the Company redeemed convertible negotiable obligations for a face value of US$ 61.9 million. In this connection, the Company recorded a loss of Ps. 3.5 million.


11.    CONVERTIBLE DEBT

       The Shareholders meeting held on March 8, 2002 approved the issuance of up to US$ 100.0 million unsecured convertible debt securities for a five-year term at a fixed annual interest rate of 6% to 12% with semi-annual payments. At the option of the holders, debt may be converted into shares of common stock of the Company at up to 110% of the volume weighted average price on the BASE during twenty consecutive trading days immediately preceding the beginning of the subscription period.

       In this connection the Shareholders' meeting held on March 8, 2002 approved the issuance to thE convertible debt holders of warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of Ps. 1 per share. These warrants are to be exercisable within 15 days after the finalization of the conversion period.

       No securities were issued in connection with this approval as of June 30, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



12.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

       The following is a summary of the balances and transactions with related parties:


                                                                   Income (Loss) included in the
                                                                  statements of operations for the        Balance receivable
                                                                         year ended June 30,            (payable)as of June 30,
------------------------------------------------------------------------------------------------------  -------------------------
                                           Description of
      Company            Relation       Transaction / caption      2002         2001         2000           2002          2001
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                                      Current mortgages and
                                      leases receivables, net   Ps.      --  Ps.      --  Ps.      --   Ps.     384  Ps.     188
                                      Non-current mortgages
                                      and leases receivables,
                                      net                                --           --           --         1,638           --
                                      Other non-current
                     An equity        receivables                        --           --           --        73,160           --
APSA ............... investee of the  Current account payable            --           --           --         (140)         (96)
                     Company (i)      Other current liabilities          --           --           --          (28)           --
                                      Other non-current
                                      liabilities                        --           --           --         (503)           --
                                      Sales and developments             --          153          123            --           --
                                      Accrued interest               10,691           --          374            --           --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                                      Investments current                --           --           --       11,522        21,051
                                      Investments non-current            --           --           --        6,500        32,015
                                      Current mortgages and
BHSA................ Related          leases receivables, net            --           --           --            2             2
                     party(ii)        Other current receivables          --           --           --            1            --
                                      Results from holding and
                                      operations                    (38,103)     (15,339)          --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Banco de Credito y
Securitizacion S.A.. Related party    Investments non-current            --           --           --        6,236         9,781
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Cresud S.A.C.I.F. y  Shareholder of   Current mortgages and
A. .........         the Company(iii) leases receivables, net            --           --           --          132           254
                                      Current account payable            --           --           --         (42)            --
                                      Other current liabilities          --           --           --          (5)            --
                                      Accrued interest                  410           --           --           --            --
                                      Rental income                     147          329           --           --            --
                                      Sales and developments             --          125           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
                     APSA, an equity  leases receivables, net            --           --           --           --            23
Alto Invest S.A. ... investee of the  Rental income                      --           18           33           --            --
                     Company
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
                     E-Commerce       leases receivables, net            --           --           --           54           180
Altocity.com S.A.... S.A., an equity  Other current liabilities          --           --           --           --           (37)
                     investee of APSA Rental income                     207          329           65           --            --
                                      Sale and developments              --          139           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
                     APSA, an equity  leases receivables, net            --           --           --           11            39
Tarshop S.A......... investee of the  Other current liabilities          --           --           --           (3)           --
                     Company          Rental income                      72           --           --           --            --
                                      Sale and developments              --           98           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
                     Cresud, an       leases receivables, net            --           --           --           --             4
Cactus S.A. ........ equity investee  Sales and developments             --            8           --           --            --
                     of the Company
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Dolphin Fund         Related party    Current mortgages and
Management S.A......                  leases receivables, net            --           --           --          128           309
                                      Other current receivables          --           --           --           58            --
                                      Current account payable            --           --           --          (45)           --
                                      Rental income                     134           59           --           --            --
                                      Sale and developments              --          119           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
Emprendimientos      APSA, an equity  leases receivables, net            --           --           --           --            25
Recoleta S.A........ investee of the  Other current receivables          --           --           --           20            --
                     Company          Current account payable            --           --           --          (4)            --
                                      Sale and developments              --           80           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
                     APSA, an equity  leases receivables, net            --           --           --           --            10
Fibesa S.A.......... investee of the  Current account payable            --           --           --          (2)            --
                     Company          Sale and developments              --           29           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
                     Subsidiary of    Current mortgages and
Futuros y            Cresud, an       leases receivables, net            --           --                        --            12
opciones.com. ...... equity investee  Sales and developments             --           43           --           --            --
                     of the Company
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Hoteles Argentinos                    Other current receivables          --           --           --           --            10
S.A................. Related party    Current account payable            --           --           --           --          (23)
                                      Accrued interests                  --      (1,716)        2,007           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Latin American                        Current mortgages and
Econetworks N.V..... Equity investee  leases receivables, net            --           --           --           --           105
                                      Rental income                      --          207           --           --            --
                                      Sale and developments              --           31           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Alternativa Gratis                    Current mortgages and
S.A. ...............                  leases receivables, net            --           --           --            1             8
                                      Accrued interest                   --          (1)           --           --            --
                                      Rental income                     112          129           18           --            --
                                      Sale and developments              --           39           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Red Alternativa                       Current mortgages and
S.A. ............... Related party    leases receivables, net            --           --           --            5            18
                                      Rental income                      47           --           14           --            --
                                      Sale and developments              --           88           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------
Managers, directors                   Other current
and other staff of   Related          receivables(personnel
the Company......... parties(iv)      loans)                             --           --           --          182           792
                                      Other non-current
                                      receivables (personnel
                                      loans)                             --           --           --          149         2,551
                                      Interests                         120          311           --           --            --
---------------------------------------------------------------------------- ------------ ------------  -----------  ------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



12.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

(i) On July 20, 2001, the Company's board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the "Loan Agreements"). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements is the lesser of (i) variable cost of money for us in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and beared an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million.

(ii)   The Company is a shareholder of BHSA.

(iii) Included in net revenues for the year ended June 30, 2002, are Ps. 410, in office space lease and fees billed to Cresud S.A.C.I.F. y A ("Cresud"). Amounts receivable as of June 30, 2002 totaled Ps. 132.

(iv) The Company provided loans and advances to employees and directors, the balances of which amounted to Ps.331 and Ps.3,343 as of June 30, 2002 and 2001, respectively. Such balances are to be repaid via scheduled payroll deductions.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



13.    ADDITIONAL INFORMATION ON ASSETS AND LIABILITIES

       The breakdown of main assets and liabilities as of June 30, 2002 is as follows:

                                          To mature      To mature       To mature
                                           between         between        Between     To mature in
                         To mature in      4 and 6        7 and 9        10 and 12    greater than
                           3 months        months          months         months         1 year        Past due
                         -------------- --------------  -------------  -------------- -------------- --------------
 ASSETS
 Investments             Ps.  17,669    Ps.       -     Ps.    158     Ps.       -    Ps.   9,798    Ps.       -
 Mortgages and leases
 receivable, net               8,971          1,477            442             115          1,664            262
 Other receivables and
 prepaid expenses             34,525            686            533             529         13,646            432
                         -------------- --------------  -------------  -------------- -------------- --------------
                         Ps.  61,165    Ps.   2,163     Ps.  1,133     Ps.     644    Ps.  25,108    Ps.     694
                         -------------- --------------  -------------  -------------- -------------- --------------
 LIABILITIES
 Trade accounts payable  Ps.  11,331    Ps.     242     Ps.      6     Ps.       7    Ps.       -    Ps.     331
 Customer advances             1,931              -              -               -              -              -
 Salaries and social
 security payable              1,011              9              4               -              -              -
 Short and long term
 debt                        521,961              -              -               -              -         42,778
 Taxes payable                 9,237          3,223            138               -              -              -
 Other liabilities             5,004          1,100            199             265          1,560          6,614
                         -------------- --------------  -------------  -------------- -------------- --------------
                         Ps. 550,475    Ps.   4,574     Ps.    347     Ps.     272    Ps.   1,560    Ps.  49,723
                         -------------- --------------  -------------  -------------- -------------- --------------

                                                                          Accruing interest at a         Accruing interest at a
                                 No fixed term                                  fixed rate                   variable rate
                        -----------------------------                  -----------------------------  -----------------------------
                          Current       Non-Current        Total          Current      Non-Current      Current       Non-Current
                        -------------  --------------  --------------  -------------- --------------  -------------  --------------
 ASSETS
 Investments            Ps. 18,969     Ps. 516,550     Ps. 563,144     Ps.  17,890    Ps.   3,624     Ps.  7,384     Ps.   6,174
 Mortgages and leases
 receivable, net               737           1,471          15,139           7,710          1,672              -               -
 Other receivables and
 prepaid expenses            1,842          75,975         128,168          27,503         73,908              -               -
                        -------------  --------------  --------------  -------------- --------------  -------------  --------------
                        Ps. 21,548     Ps. 593,996     Ps. 706,451     Ps.  53,103    Ps.  79,204     Ps.  7,384     Ps.   6,174
                        -------------  --------------  --------------  -------------- --------------  -------------  --------------
 LIABILITIES
 Trade accounts payable Ps.    307     Ps.       -     Ps.  12,224     Ps.       -    Ps.       -     Ps.      -     Ps.       -
 Customer advances               -               -           1,931               -              -              -               -
 Salaries and social
 security payable                -               -           1,024               -              -              -               -
 Short and long term
 debt                            -             142         564,881         207,998              -        356,741               -
 Taxes payable                   -               -          12,598               -              -              -               -
 Other liabilities             362           1,319          16,423             786          1,228              -               -
                        -------------  --------------  --------------  -------------- --------------  -------------  --------------
                        Ps.    669     Ps.   1,461     Ps. 609,081     Ps. 208,784    Ps.   1,228     Ps.356,741     Ps.       -
                        -------------  --------------  --------------  -------------- --------------  -------------  --------------


                           Not accruing interest

                        -----------------------------
                           Current      Non-Current       Total
                        -------------- -------------- --------------
 ASSETS
 Investments            Ps.  11,522    Ps. 516,550     Ps.563,144
 Mortgages and leases
 receivable, net              4,294          1,463         15,139
 Other receivables and
 prepaid expenses            11,044         15,713        128,168
                        -------------- --------------  -------------
                        Ps.  26,860    Ps. 533,726     Ps.706,451
                        -------------- --------------  -------------


 LIABILITIES
 Trade accounts payable Ps.  12,224    Ps.       -     Ps. 12,224
 Customer advances            1,931              -          1,931
 Salaries and social
 security payable             1,024              -          1,024
 Short and long term
 debt                             -            142        564,881
 Taxes payable               12,598              -         12,598
 Other liabilities           12,758          1,651         16,423
                        -------------- --------------  -------------
                        Ps.  40,535    Ps.   1,793     Ps.609,081
                        -------------- --------------  -------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



14.    CONSOLIDATION

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments. The following table presents the Company's statements of income for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investees, and (ii) minority interest in earnings or losses of controlled subsidiaries.

                                                                            YEAR ENDED JUNE 30,
                                                        ------------------------------------------------------------
                                                               2002                2001                 2000
                                                        ------------------- -------------------  -------------------
SALES.................................................. Ps.       123,462   Ps.        195,657   Ps.        222,895
COSTS (Note 20.d.).....................................           (74,836)           (111,378)            (117,255)
                                                        ---------------------------------------  -------------------
GROSS PROFIT...........................................            48,626               84,279              105,640
                                                        ---------------------------------------  -------------------
Selling expenses (Note 20.f.)..........................            (7,978)            (15,546)             (14,679)
Administrative expenses (Note 20.f.)...................           (28,528)            (35,593)             (42,156)
                                                        ---------------------------------------  -------------------
                                                                  (36,506)            (51,139)             (56,835)
                                                        ---------------------------------------  -------------------
Loss from operations and holdings of real estate
assets, net............................................           (41,684)             (6,342)              (2,696)
                                                        ---------------------------------------  -------------------
OPERATING (LOSS) INCOME................................           (29,564)              26,798               46,109
                                                        ---------------------------------------  -------------------
Losses from equity investees...........................           (17,797)               6,471               10,810
Financial results, net.................................          (445,821)            (83,358)             (24,719)
Other income(expenses), net............................            (4,322)             (5,266)              (6,371)
                                                        ---------------------------------------  -------------------
(LOSS) INCOME BEFORE INCOME TAX AND MINORITY INTEREST..          (497,504)            (55,355)               25,829
                                                        ---------------------------------------  -------------------
Minority interest......................................             5,118              (1,459)              (4,818)
Income tax.............................................            (7,233)             (3,140)              (9,460)
                                                        ------------------- -------------------  -------------------
NET (LOSS) INCOME.....................................  Ps.      (499,619)  Ps.       (59,954)   Ps.         11,551
                                                        ------------------- -------------------  -------------------


15.    RESTRICTED ASSETS

       (i) In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. ("Tandanor"), a formerly state-owned entity, which had been acquired by Inversora Darsena Norte S.A. ("Indarsa") in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor.

       The Company is vigorously defending against this case. While there can be no assurance of success, the Company believes it is likely to prevail on the case and obtain a judgment in its favor.

       (ii) On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the Company's obligation to pay a total amount of US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002. As a consequence of that obligation, the Company entered into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. The Trustee shall not in any way transfer, pledge or otherwise assign all or part of the Company's Shares to any Person and at all times shall vote the Shares in the manner instructed by the Company. Additionally, in no event shall GSEM be granted any rights under the terms of the Trust to request the Trustee to foreclose on the Company's Shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

       (iii) In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

       (iv) The Labor Court N(degree) 55 decided the embargo of units N(degree) 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



16.    EXTRAORDINARY LOSS

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As such, this line item represents the proportionate share of an extraordinary loss recorded by one of the Company's subsidiaries, LLR., relating to the judgment against it in the amount of Ps. 5.7 million entered by Parques Nacionales, a governmental agency, following a dispute on the amount of the selling price of the hotel Llao Llao, sole asset of the subsidiary.

       LLR had filed an appeal contending the verdict was erroneous as a matter of law, both as to liability and damages, and the plaintiff filed a cross appeal, which outcome resulted adverse to the subsidiary.


17.    DERIVATIVE INSTRUMENTS

       From time to time, the Company utilizes certain financial instruments, primarily foreign currency forward-exchange contracts, as a supplement to reduce its overall financing costs. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations.

       At June 30, 2002, there were no operations with derivative instruments.

       At June 30, 2001, the Company had the following derivative activity:

       (i) Forward-exchange contract to hedge a portion of its net investment in a foreign operation

       On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais ("BR") 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in Brazil Realty. For the years ended June 30, 2001 and 2000, the Company recognized a loss of approximately Ps. 0.6 million and Ps. 1.4 million relating to this contract, respectively. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of a net investment in a foreign operation.

       (ii) Foreign currency forward-exchange contracts

       The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing in September 2001. The Company recognized a net gain of Ps. 5.3 million and Ps. 0.4 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

       (iii) Interest rate swap

       In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 29.3 million with maturities through August 2001. As of June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the swap agreement was not recognized in the financial statements.


18.    MORTGAGE RECEIVABLE SECURITIZATION

       On November 2, 2001 the Company entered into a securitization program with Banco Sudameris ("BS").

       Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates and US$ 13.3 million subordinated debt certificates. Such US denominated certificates were converted into Argentine pesos at the exchange rate Ps. 1 to US$ 1 as a result of Government economic measures summarized in Note 2.

       Accounts receivable sold under this program are excluded from accounts receivable in the consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

       The Company's consolidated financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC).

       I.     Differences in measurement methods

       The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, with the modification established in the Argentine Technical Resolution No. 19, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

       The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

                                                                           YEAR ENDED JUNE 30,
                                                       -------------------------------------------------------------
RECONCILIATION OF NET (LOSS) INCOME:                          2002                 2001                   2000
                                                       -------------------  -------------------  -------------------

Net (loss) income as reported under Argentine GAAP.... Ps.      (499,619)   Ps.        (59,954)   Ps.         11,551
US GAAP ADJUSTMENTS:
Impact of US GAAP adjustments on equity investees
(Note 19.I.a))........................................          (119,245)               76,241               (17,588)
Accounting for marketable securities (Note 19.I.b))...            (3,727)               21,250                13,912
Accounting for derivatives and hedging activities
(Note 19.I.c))........................................            (7,257)                1,037                 4,153
Accounting for options to acquire marketable
securities (Note 19.I.d)).............................            (6,789)                9,421                (2,150)
Non-contributory management stock ownership plan
(Note 19.I.e))........................................           (11,551)              (15,679)              (12,377)
Depreciation of fixed assets (Note 19.I.f))...........             8,314                (2,318)               (2,345)
Preoperating and organization expenses (Note 19.I.g)).             1,545                  (736)                  (18)
Depreciation expense (Notes 19.I.h) and j))...........               119                   119                   119
Securitization accounting (Note
19.I.i)........................................                   (2,015)                   --                   --
Deferred income tax  (Note 19.I..k.)).................           (23,582)               (3,777)              (11,933)
Minority interest  (Note 19.I.l)).....................            12,859                (5,580)                 (222)
                                                       -------------------  -------------------  -------------------
Net (loss) income under US GAAP....................... Ps.      (650,948)   Ps.         20,024   Ps          (16,898)
                                                       ===================  ===================  ===================

Basic and diluted earnings per share under US GAAP:
(Loss) income before accounting change................ Ps.        (3.138)   Ps.         (0.002)   Ps.         (0.083)
Accounting change.....................................                 --                0.100                   --
                                                       -------------------  -------------------  -------------------
Net (loss) income per share........................... Ps.        (3.138)   Ps.          0.098   Ps.          (0.083)
                                                       ===================  ===================  ===================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

                                                                                    AS OF JUNE 30,
                                                                    ------------------------------------------------
                                                                            2002                      2001
                                                                    ----------------------   -----------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:
Total shareholders' equity under Argentine GAAP.................... Ps.           460,416    Ps.            960,035
Impact of US GAAP adjustments on equity investees (Note 19.I.a))..               (69,129)                  (43,527)
Accounting for derivatives and hedging activities (Note 19.I.c))...                    --                       505
Accounting for options to acquire marketable securities (Note
19.I.d))..........................................................                  (985)                     5,804
Depreciation of fixed assets (Note 19.I.f)).......................                (2,866)                  (11,180)
Preoperating and organization expenses (Note 19.I.g)).............                (2,988)                   (4,533)
Mortgage payable with no stated interest rate (Note 19.I.h))......                (1,806)                   (1,806)
Differences in basis related to purchase accounting (Note 19.I.j))                (3,290)                   (3,290)
Depreciation expense (Note 19.I.h) and j))........................                    567                       448
Securitization accounting (Note
19.I.i))...............................................................           (2,945)                        --
Deferred income tax (Note 19.I.k))................................               (55,807)                  (19,955)
Minority interest  (Note 19.I.l)).................................                  8,325                   (4,564)
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP................................  Ps.           329,492    Ps.            877,937
                                                                    ======================   =======================

Description of changes in shareholders' equity under US GAAP:

                                                                              FOR THE YEAR ENDED JUNE 30,
                                                                    ------------------------------------------------
                                                                            2002                      2001
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP as of beginning of year......... Ps.           877,937    Ps.          1,024,427
Amortization of deferred compensation expense......................                11,551                    15,679
Purchase of treasury stock.........................................                    --                  (80,431)
Additional paid-in-capital.........................................                    --                     (489)
Foreign currency translation adjustment............................               100,026                  (67,922)
Unrealized loss on available-for-sale securities...................               (7,560)                  (34,298)
Unrealized loss on retained interest in transferred mortgage
receivables........................................................                 (575)                        --
Unrealized loss on available-for-sale securities on equity
investees..........................................................                 (939)                       947
Net (loss) income under US GAAP....................................             (650,948)                    20,024
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP as of end of year............... Ps.           329,492    Ps.            877,937
                                                                    ======================   =======================

       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES

       Under Argentine GAAP, investments in companies in which it exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net (loss) gain of Ps. (119.2) million, Ps. 76.2 million and Ps. (17.6) million for the years ended June 30, 2002, 2001 and 2000, respectively. Following is a description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company's equity investees:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES (CONTINUED)

       (i)   Foreign currency translation adjustments

       Under Argentine GAAP, financial statements of foreign unconsolidated equity investees have been translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates have been used for the translation of the accounts which make up the results of the periods. The net gain on translation is included within financial results, net, as gain/(loss) on exposure to inflation.

       Under US GAAP, financial statements of foreign unconsolidated subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, there are two methods of translation: the current rate method and the monetary/non-monetary method.

       - In the case of foreign subsidiaries whose local currency is the functional currency, the current rate method of translation has been used. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders' equity. The Company has applied the current rate method to translate financial information of its Brazilian equity investee. As discussed in Note 3.f., the Company sold its equity ownership interest in its Brazilian subsidiary effective February 28, 2002.

       - In the case of foreign subsidiaries operating in economies which the Company has designated as highly inflationary, pursuant to SFAS No. 52 and Emerging Issues Task Force ("EITF") D-55, "Determining a Highly Inflationary Economy", the monetary/non-monetary method of translation has been used. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the consolidated statement of income. The Company has applied the monetary/non-monetary method to translate financial information of its Venezuelan equity investee. As discussed in Note 3.f., the Company sold its equity ownership interest in its Venezuelan subsidiary effective December 18, 2000.

       (ii)  Accounting for mandatorily redeemable convertible securities

       As discussed in Note 3.e., on December 27, 2000, the shareholders of ITNV entered into an agreement with the Investors, under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. On or after December 27, 2005, ITNV is required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES (CONTINUED)

       (ii) Accounting for mandatorily redeemable convertible securities (continued)

       Under Argentine GAAP, the issuance of preferred stock by ITNV to the Investors decreased the Company's percentage of ownership in ITNV from 62% to 49% and the value assigned to the ITNV's preferred stock issued under the transaction was substantially more than the Company's carrying amount per share of ITNV stock, thus triggering a change in the Company's interest in ITNV. The change in the Company's interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV is in the early stage of development and the realizability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

       Under US GAAP, the issuance of preferred stock by ITNV to the Investors did not change the Company's percentage of ownership in ITNV as the Series A mandatorily redeemable convertible stock was recorded as temporary equity in ITNV and is being accreted to its redemption value. Accretion was included in minority interest as a charge against income. In relation with the options granted, at June 30, 2002, exercise price exceeds the fair market value and, accordingly, no compensation expense has been recognized.

       (iii) Other US GAAP adjustments

       Other significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP; (ii) the accounting for securitized credit card receivables in accordance with SFAS No. 140; (iii) the accounting for derivatives and hedging activities under SFAS No. 133; and (iv) the application of SFAS No 109 "Deferred Income Taxes".

       (B)   ACCOUNTING FOR MARKETABLE SECURITIES

       As of June 30, 2002, the Company has certain investments in equity securities and mutual funds. Under Argentine GAAP, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of operations.

       Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Specific identification was used to determine cost in computing realized gain or loss. The Company's investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of operations. Accordingly, unrealized holding losses recognized in earnings for the year ended June 30, 2002 amounted to Ps. 45,746.

       During the years ended June 30, 2002, 2001 and 2000, proceeds from the sale of available-for-sale securities were Ps. 4.6 million, Ps. 42.4 million and Ps. 50.7 million, respectively. Gross realized (loss) gain were Ps. (15.0) million, Ps. 3.1 million and Ps. 12.3 million for the years ended June 30, 2002, 2001 and 2000, respectively.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (B)   ACCOUNTING FOR MARKETABLE SECURITIES (CONTINUED)

 The Company's investments consist of the following (in thousands):

                                                                              Gross Unrealized
                                                                     ------------------------------------
                                 Cost              Fair Value            Gain                 Loss
                            ---------------      ----------------    -------------       ----------------
       JUNE 30, 2000
       Dolphin Fund                 15,755                21,851            6,096                    - -
       BHSA                         58,536                67,051            8,515                    - -
                            ---------------      ----------------    -------------       ----------------
                                    74,291                88,902           14,611                    - -
                            ---------------      ----------------    -------------       ----------------
       JUNE 30, 2001
       Dolphin Fund                 11,446                13,545            2,099                    - -
       BHSA                         57,364                50,427              - -                  6,937
       Telecom Argentina            18,062                17,351              - -                    711
       Perez Companc                   894                   784              - -                    110
       Bocon PRO 1                  13,797                12,817              - -                    980
                            ---------------      ----------------    -------------       ----------------
                                   101,563                94,924            2,099                  8,738
                            ---------------      ----------------    -------------       ----------------
       JUNE 30, 2002
       Dolphin Fund                 27,764                24,852              - -                  2,912
       BHSA                         61,131                15,385              - -                 45,746
                            ---------------      ----------------    -------------       ----------------
                                    88,895                40,237              - -                 48,658
                            ---------------      ----------------    -------------       ----------------

       (C)    ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

       As discussed in Note 17, from time to time, the Company utilizes certain financial instruments, primarily foreign currency forward-exchange contracts, as a supplement to reduce its overall financing costs. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

       Following is a description of the Company's derivative activity during the years ended June 30, 2002, 2001 and 2000.

       (i)   Foreign currency forward-exchange contracts

       During the years ended June 30, 2002 and 2001, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financials institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing September 2001. Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. The Company recognized net gains of Ps. 5.3 million and Ps. 0.4 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts. As of June 30, 2002, the Company had no outstanding foreign currency forward-exchange contracts.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)   ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

       SFAS No. 133 was subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS No. 133.

       Under US GAAP, the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 138, on July 1, 2000.

       Under US GAAP, these forward contracts did not qualify for hedge accounting treatment under SFAS No. 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value, with related gain and losses recognized in earnings. As the Company did not have any open forward exchange contracts at June 30, 2000, no cumulative-effect type adjustment was recorded in accordance with the transition provisions of SFAS No. 133.

       (ii) Forward-exchange contract to hedge a portion of its net investment in a foreign operation

       On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais ("BR") 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as a economic hedge of a portion of its net investment in its Brazilian subsidiary. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of a net investment in a foreign operation.

       Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. Gains and losses under these contract are recognized in earnings. For the years ended June 30, 2001 and 2000, the Company recognized losses of approximately Ps. 0.6 million and Ps. 1.4 million, respectively.

       Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income
(OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133, and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 has not had any impact on the Company's financial position and results of operations.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)        ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       Prospectively, under US GAAP, the effective portion of the change in the fair value of the forward contract is recorded in OCI in the same manner as the translation adjustment is recorded. The entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative's changes in fair value, however, must be recorded in current earnings. As discussed in Note 3.f., the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

       (iii)  Interest rate swap

       As of June 30, 2001, the Company held a pay-floating interest rate swap to hedge the change in fair value of a Ps. 29.3 million original debt due August 2001 related to fluctuations in interest rates. Under this agreement, the Company paid interest at a variable rate in exchange for fixed rate payments, transforming the debt to a floating rate obligation. The notional amount of this swap agreement was Ps. 29.3 million. The notional amount of this derivative instrument did not represent an asset or liability of the Company, but, rather, was the basis for the settlements under the contract terms. This contract matured in September 2001. At June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was fixed at 10.15%.

       Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements.

       Under US GAAP, the interest rate swap was designated as a hedge of the change in fair value of the fixed rate debt related to fluctuations in interest rates. Under SFAS No. 133, the swap is required to be recorded on the balance sheet at fair value. The swap was classified as a fair value hedge, and accordingly, changes in the fair value of the swap and of the hedged fixed rate debt were recognized in earnings. Differences, if any, between the changes in the fair value of the swap and the hedged fixed rate debt represent hedge ineffectiveness and are recognized in realized gain or loss. Fair value hedge ineffectiveness resulted in a loss of Ps. 23.4 for the year ended June 30, 2001.

       (iv)  Additional disclosure requirements

       The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

       The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     (C)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

     When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

     (D)  ACCOUNTING FOR OPTIONS TO ACQUIRE MARKETABLE SECURITIES

     As discussed in Note 5.b. (i), in February 1999 the Company acquired 3,697,500 options to purchase certain marketable securities for Ps. 3.6 million in cash, of which 1,000,000 were sold in June 2001 for a total consideration of Ps. 3.1 million, resulting in a gain of Ps. 2.2 million. Under Argentine GAAP, these options were recorded at cost.

     Under US GAAP, the Emerging Issues Task Force ("EITF") reached a consensus in EITF No. 96-11 "Accounting for Forward Contracts and Purchased Options to Acquire Securities covered by FASB Statement No. 115", that forward contracts and purchased options with no intrinsic value at acquisition that are entered into to purchase securities, requiring physical settlement of the securities and that will be accounted for under Statement No. 115, should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by Statement No. 115 for that category of securities. Accordingly, options were designated as available-for-sale securities and recorded at fair value with unrealized gains and losses excluded from income and reported as a separate component of shareholders' equity. In addition, the time value component of the cost of such options was amortized over the life of the respective options.

     As discussed in Note 19.(c)(i), the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 138, on July 1, 2000. SFAS No. 133 partially nullified EITF 96-11 and stated that if the asset to which the underlying to the derivative contract is readily convertible to cash, the related options addressed in EITF 96-11 are derivative instruments within the scope of SFAS No. 133. As such, purchased options that are derivatives subject to SFAS No. 133 should be recognized as assets and measured at fair value. SFAS No. 133 addresses the accounting for changes in the fair value of a derivative. The accounting for changes in the fair value (that is gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. The Company has not designated this derivative-type contract as a hedge. As such, gains and losses should be recognized currently in earnings.

     In accordance with the transition provisions of SFAS No. 133, the Company recorded a net of tax cumulative-effect type adjustment of Ps. 20.5 million
(gain) in earnings during the year ended June 30, 2001 to reclassify the amount accumulated in OCI at June 30, 2000. As from July 1, 2000, changes in fair value are being recognized in earnings.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN

       As discussed in Note 6.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust"). On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

       Under the Subscription Agreement, the Participation Shares were placed into the Trust. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or otherwise) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases, such as, to prepay the loans obtained to finance the purchase of the Participation Shares. The Trust will release the shares to the Beneficiaries on the sixth anniversary of the inception of the Trust on a pro rata basis.

       Under Argentine GAAP, the Company accounted for the issuance of the Participation Shares at the price of Ps. 1.0 per share. Consequently, no compensation expense was recognized in the statement of operations.

       Under US GAAP, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement gave the Company the option of either
(1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations while providing the disclosures required under SFAS No. 123, or
(2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

       In connection with the Company's issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps.86,638 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder's equity and is being amortized on a straight-line basis over 7 years. The Company recognized stock compensation expense of Ps. 12,377 for each of the two years in the period ended June 30, 2000.

       On May 31, 2001, the Company entered into a Confidential Separation Agreement and General Release (the "Agreement") with its Chief Financial Officer (the "CFO") pursuant to which the Company and the CFO set forth therein their mutual agreement with respect to all matters relating to the CFO's resignation and cessation of employment with the Company and the CFO's release of claims upon the terms set forth therein. The CFO formed part of one of the eight members of management who had been granted restricted shares pursuant to the NMSOP.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN (CONTINUED)

       Pursuant to the Agreement, the Company accelerated the vesting of all of the restricted shares so as to allow the CFO to sell the shares as part of its termination settlement. On May 24, 2001, the CFO entered into a Purchase Agreement (the `Purchase Agreement") with one of the principal shareholders of the Company and also a Beneficiary under the EPA, pursuant to which the CFO sold its respective shares in the Trust at a fixed price per share below the fair market value per share at the date of the Purchase Agreement. Therefore, no additional compensation cost was recognized.

       In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award's intrinsic value on the modification date over the award's intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 "Issues Related to the Accounting for Stock Compensation" which further clarified this matter. The Task Force reached a consensus in EITF 00-23 that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44. Since the award's intrinsic value on the modification date (Ps. 0.92 per share) is less than the award's intrinsic value on the original measurement date (Ps. 4.11 per share), no additional compensation cost is to be recognized on the modification. However, the unearned compensation expense should be recognized to expense on the date the accelerated vesting occurs. As such, the Company recorded an additional loss of Ps.3,302 for the year ended June 30, 2001. Total compensation expense was Ps. 11,551 and Ps. 15,679 for the years ended June 30, 2002 and 2001, respectively.

       At June 30, 2002, the remaining unearned compensation of Ps. 34,654 million will be amortized ratably through fiscal year 2005. The amount of unearned compensation expense to be recorded in future periods could decrease if restricted stock awards for which accrued but unvested compensation has been recorded, are forfeited.

       Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company's net (loss) income under US GAAP would have been decreased to the pro forma amounts indicated below:

                                  YEAR ENDED JUNE 30, 2002      YEAR ENDED JUNE 30, 2001    YEAR ENDED JUNE 30, 2000
                                 ------------------------------------------------------------------------------------
                                   AS REPORTED     PRO FORMA     AS REPORTED   PRO FORMA    AS REPORTED    PRO FORMA
                              ---------------------------------------------------------------------------------------
Net (loss) income                    (650,948)     (649,948)        20,024        21,382      (16,898)     (15,826)
Net (loss) income before
accounting changes                   (650,948)     (649,948)         (462)           896      (16,898)     (15,826)
Basic and diluted net income
(loss) per share                       (3.138)       (3.134)         0.098         0.105       (0.083)      (0.077)
Basic and diluted net (loss)
income per share before
accounting changes                     (3.138)       (3.134)       (0.002)       (0.004)       (0.083)      (0.077)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN (CONTINUED)

       The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

         Expected lives in days             129 days
         Risk free interest rates              9.00%
         Dividend yield                        0.00%
         Volatility                           36.72%

       Because option grants might be made in subsequent years, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported results for future years.

       (F)   DEPRECIATION OF FIXED ASSETS

       Under Argentine GAAP, the Company depreciates buildings, including office and apartment complexes, over 50 years. For US GAAP purposes, determination of the useful lives of assets is judgmental and considers such factors as the condition and age of the buildings, the type of construction and the effects of usage by its owners or tenants. Accordingly, for US GAAP purposes, buildings would have been depreciated using an estimated useful life of 40 years.

       As discussed in Note 4.e., during the year ended June 30, 2002 the Company recognized an impairment charge relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustment for the year ended June 30, 2002 also includes the partial reversal of such impairment.

       (G)   PREOPERATING AND ORGANIZATION EXPENSES

       Under Argentine GAAP, the Company capitalized certain expenses incurred relating to pre-opening activities and/or organization of subsidiaries and other expenses incurred in connection with project evaluations. These expenses are amortized on a straight-line basis over a 3/6-year period commencing upon the launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

       (H)   MORTGAGE PAYABLE WITH NO STATED INTEREST

       Under Argentine GAAP, the Company has not made any fair value adjustments for certain non-interest bearing mortgages. Under US GAAP however, and in accordance with Accounting Principles Board ("APB") Opinion No. 21, "Interest on Receivables and Payables", non-interest bearing mortgages held by the Company have been recorded at the estimated market value of the note.

       In 1991, the Company obtained non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). The Company used an interest rate of 12%, which approximated their weighted average borrowing rate, in determining the present value of this debt (calculated at Ps. 1,806 as of the date of issuance). This mortgage was fully repaid in November 1996. This adjustment gives rise to differences in depreciation expense.

       (I)   SECURITIZATION ACCOUNTING

       As discussed in Note 18, on November 2, 2001 the Company entered into a securitization program with Banco Sudameris ("BS"), through which the Company sold a portion of its mortgage receivable balances to a Trust that issued certificates to public and private investors.

       Under Argentine GAAP, mortgage receivables sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company's retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method.

       Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments Of Liabilities" ("SFAS No. 140"). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). The retained interests in mortgage receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a "cash out" basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. A loss of Ps. 6.5 million was recognized from the sale of mortgages receivables during the year ended June 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

(I)    SECURITIZATION ACCOUNTING (CONTINUED)

       The following summarizes the Company's securitization activity:

                                                  YEAR ENDED
                                                JUNE 30, 2002
                                             ---------------------

         Proceeds from securitizations       Ps.           16,696
         Servicing fees received (i)                          178

       (i) As from April 1, 2002, the Company is no longer the servicer on the accounts.

       The following summarizes the changes in the balance of the Company's retained interest for the year ended June 30, 2002:

                                                                       ESTIMATED
                                                    COST            UNREALIZED LOSS          FAIR VALUE
                                             -------------------- --------------------- --------------------
         Balance at June 30, 2001            Ps.              -   Ps.               -   Ps.              -
         Retained interest in portfolios                  4,158                     -                4,158
         sold
         Unrealized loss                                      -                 (930)                (930)
                                             -------------------- --------------------- --------------------
         Balance at June 30, 2002            Ps.          4,158   Ps.           (930)   Ps.          3,228
                                             ==================== ===================== ====================

       As of June 30, 2002, the gross net unrealized loss has been offset by a deferred tax benefit of Ps. 325.

       The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 25%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2002 to changes to key assumptions:

                                          IMPACT ON FAIR VALUE OF
                               -----------------------------------------------
                                 5% ADVERSE CHANGE       10% ADVERSE CHANGE
                               ----------------------- -----------------------

       Discount rate 25%       Ps.            (546)    Ps.            (993)

       The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

       The Company's managed mortgage receivables consist of retained interest in mortgage receivable securitization and investor's share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in mortgage receivable securitizations on the consolidated balance sheet.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   DIFFERENCES IN BASIS RELATING TO PURCHASE ACCOUNTING

       Under Argentine GAAP and US GAAP, the Company applied the purchase method of accounting to the acquisition of businesses mentioned in Note 3.e. Accordingly, the fair market value of assets and liabilities acquired was estimated and the excess of the purchase price over the fair value, if any, was considered goodwill. The US GAAP adjustment for "Differences in basis relating to purchase accounting" reflects the application of US GAAP adjustments such as the accounting for deferred income taxes when estimating the fair value of such assets and liabilities. This adjustment gives rise to differences in depreciation expense.

       (K)   DEFERRED INCOME TAX

       As discussed in Note 4.i., the Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the periods presented. Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax laws and regulations. Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

       Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections which are routinely updated to reflect more recent operating trends. Based on current financial projections, the Company is uncertain that it will recover its deferred tax assets through future taxable income. Accordingly, the Company has established a valuation allowance against its deferred tax assets.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (K)   DEFERRED INCOME TAX (CONTINUED)

                                                     2002                                     2001
                                    ---------------------------------------  ----------------------------------------
                                      SFAS 109                                SFAS 109
                                     APPLIED TO    SFAS 109                  APPLIED TO     SFAS 109
                                     ARGENTINE    APPLIED TO                  ARGENTINE    APPLIED TO
                                        GAAP        US GAAP                     GAAP         US GAAP
                                      BALANCES    ADJUSTMENTs   SFAS 109      BALANCES     ADJUSTMENTs    SFAS 109
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Deferred tax assets:
        Tax loss carryforwards..... Ps.  147,349  Ps.     - -  Ps. 147,349   Ps.  31,516   Ps.     - -   Ps.  31,516
        Short-term and long-term
        debt.......................       16,702          - -       16,702           - -           - -           - -
        Provisions.................        1,277          - -        1,277         1,733           - -         1,733
        Other......................        5,841          - -        5,841         9,334           - -         9,334
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Total  gross  deferred  tax
        assets.....................      171,169          - -      171,169        42,583           - -        42,583

        Deferred tax liabilities:
        Investments................     (17,785)       11,229      (6,556)       (2,203)         7,314         5,111
        Mortgage receivables.......        (379)          - -        (379)       (6,960)           - -       (6,960)
        Inventories................      (2,430)          - -      (2,430)         (426)           - -         (426)
        Fixed assets...............     (69,241)        1,635     (67,606)      (25,773)         4,544      (21,229)
        Intangible assets..........      (1,057)          847        (210)       (1,553)         1,432         (121)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Total gross deferred tax
        liabilities................     (90,892)       13,711     (77,181)      (36,915)        13,290      (23,625)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Valuation allowance........     (149,795)         - -     (149,795)     (38,913)           - -      (38,913)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Net  deferred   income  tax
        liability.................. Ps. (69,518)  Ps.  13,711  Ps.(55,807)   Ps (33,245)   Ps.  13,290   Ps.(19,955)
                                    ============= ============ ============  ============  ============  ============

       As of June 30, 2002 and 2001, Ps. 1,545 and Ps. 1,946 were classified as current assets and Ps. 57,352 and Ps. 21,901 were classified as non-current liabilities, respectively.

       A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded for the years ended June 30, 2002, 2001 and 2000 is as follows:

                                                               2002                2001                 2000
                                                        -------------------  ------------------  -------------------
       Income tax at statutory tax rate on pretax
       income in accordance with US GAAP..............  Ps.      (223,338)   Ps.        11,894   Ps.          3,337
       Non taxable income/(loss)......................              43,035            (35,875)                2,539
       Amortization expense...........................               6,856                 348                  319
       Valuation allowance............................             110,882              27,911               13,779
       Inflation adjustment...........................              88,650                 - -                  - -
       Non deductible expenses........................               1,440               3,322                1,418
                                                        -------------------  ------------------  -------------------
       Income tax expense.............................  Ps.         27,525   Ps.         7,600   Ps.         21,392
                                                        ===================  ==================  ===================

       (L)   MINORITY INTEREST

       This adjustment represents the effect on minority interest of the foregoing reconciling items.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       II.    Additional disclosure requirements

       (A)   BALANCE SHEET CLASSIFICATION DIFFERENCES

       Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

       As discussed in Note 19.II. (p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company poses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

       As these differences have no effect on net (loss) income or on shareholders' equity, no reconciling items are presented for US GAAP purposes.

       (B)    STATEMENT OF OPERATIONS CLASSIFICATION DIFFERENCES

       OPERATING INCOME

       As discussed in Note 19.II. (o), under Argentine GAAP the Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. Under US GAAP, the equity in income (loss) of jointly-controlled companies would have been reported as a separate line item in the statement of operations, and the ownership percentages the Company does not own in the majority-owned companies would have been reflected as minority interest.

       As discussed in Note 19.II. (p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

       In addition, (i) certain financial results and other income and expense items included in the Argentine GAAP financial statements of the Company, would be included in the determination of operating income under US GAAP, and (ii) certain gains or losses on the sale of real estate properties and equity investees were included as operating income under Argentine GAAP while they should be recognized as separate line items and designated as non-operating income under US GAAP.

       Accordingly, operating (loss) income under US GAAP would have been Ps. (31.5) million, Ps. 17.6 million and Ps. 46.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       EXTRAORDINARY ITEMS

       As discussed in Note 19.II.j), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

       As discussed in Note 16, under Argentine GAAP, the Company recognized an extraordinary loss of Ps. 5,653 during the year ended June 30, 2001. Under US GAAP, as required by APB 30, this charge does not qualify as extraordinary item and should be reported as operating loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C) STATEMENT OF CHANGES IN SHAREHOLDERS'S EQUITY CLASSIFICATION DIFFERENCES

       As discussed in Note 6.b., from time to time the Company repurchases shares of common stock outstanding when it believes that its stock price is undervalued in the marketplace. During fiscal years 2001 and 2000, the Company
(i) repurchased 19,079,995 and 6,236,762 outstanding shares of common stock for a total consideration of Ps. 80.4 million and Ps.29.9 million, respectively, and
(ii) distributed 20,729,472 and 2,432,932 shares of common stock on a pro rata basis to its shareholders. Under Argentine GAAP, the Company recorded these acquisitions as a reduction in retained earnings. Under US GAAP, these acquisitions were accounted for under the cost method, resulting in a reduction of capital stock.

       (D)   SEGMENT INFORMATION

       Under Argentine GAAP, when an entity has different activities, it is recommended practice (but not compulsory) to disclose the revenues and expenses for each activity in the financial statements or as supplementary information. Furthermore, the Company believes that the presentation of segment information facilitates a clearer understanding of the Company's performance by readers. Argentine GAAP does not prescribe any guidance in presenting segment information. Accordingly, the Company has chosen to follow the guidance set forth under US GAAP in SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" in determining the number and nature of reportable operating segments presented in the primary financial statements. SFAS No. 131, which was issued by the FASB in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision marker(s) in deciding how to allocate resources and assess performance. The Statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers. As such, no additional disclosure requirements are necessary. See Note 7 for details.

       (E)   MATURITIES OF LONG-TERM DEBT

       Aggregate annual maturities during the next five years, as of June 30, 2002, are as follows:


             2004                                     Ps.                   - -
             2005                                                           - -
             2006                                                           - -
             2007                                                           - -
             2008                                                           142
                                                     --------------------------
                                                      Ps.                   142
                                                     ==========================

       (F)   OPERATING LEASES

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     (F)  OPERATING LEASES (CONTINUED)

     -  Operating lease revenue information:

     o    Leases and services from office and other buildings

     The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2002, 2001 and 2000.

     o    Leases and services from shopping center operations

     The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2002, 2001 and 2000 were contingent rentals of Ps. 2.6 million, Ps. 3.6 million and Ps. 4.1 million, respectively.

     - Operating lease expense information:

     The Company leases office space under cancelable operating leases that expire on various dates through January 2004. Rent expense is recognized ratably over the lease term. Rent expense for the years ended June 30, 2002, 2001 and 2000 amounted to Ps.0.5 million, Ps.1.0 million and Ps.0.2 million, respectively.

     (G)  DISCLOSURE OF RELATED PARTY TRANSACTIONS

     The following disclosures of transactions with related parties are required under US GAAP.

     - Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the "Employment Agreements") with Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang and Oscar
P. Bergotto (collectively herein referred to as the "Employees"), pursuant to which each such person will serve in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees will each be entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750,000, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company's shareholders at an extraordinary shareholders' meeting on April 7, 1998.

     - APSA loan: On July 20, 2001, Company's board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of our respective loans to the payment of APSA's senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (i) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal of these loans was Ps.
43.6 million.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     (G)  DISCLOSURE OF RELATED PARTY TRANSACTIONS (CONTINUED)

     In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to our subscription for US$27.2 million of APSA's convertible notes. From May, 2002 to August 20, 2002 the interest rate on such loans was 10%.

     - Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed for US$ 27.2 million convertible notes issued by APSA. The payment was made by cancelling a loan APSA has borrowed from the Company for US$
22.3 million and of US$4.9 million in cash. At June 30, 2002, the Company owned 49.7% of APSA's common shares. Immediately following APSA's offering (assuming the Company exercise its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA's other bondholders), the Company would own 77.1% of APSA's common shares. In the case all shareholders exercise their conversion rights and the Company exercise them as well, the Company would own 53.01% of APSA's common stock.

     -   Purchase of the Company's shares by Cresud: During the years ended
June 30, 2002 and 2001, Cresud invested in shares of the Company for a total amount of Ps. 111.8 million, resulting in a 19.85 % ownership at June 30, 2002. Eduardo S. Elsztain, M. Marcelo Mindlin and Saul Zang, are Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company. They are also Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors of Cresud. Mr. Eduardo S. Elsztain and Saul Zang are also shareholder of Cresud.

     - Donations: During the years ended June 30, 2002, 2001, and 2000, the Company made donations to two not-for-profit organizations, namely Fundacion IRSA and Museo de los Ninos, for a total amount of Ps. 0.08 million, Ps. 1.9 million and Ps. 1.2 million, respectively. Eduardo S. Elsztain is the President of these organizations.

     - Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, Chairman of the Company, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, the Company's Chief Commercial Officer, and certain of his relatives. Rental expense incurred during the years ended June 30, 2002, 2001 and 2000 amounted to Ps. 244, Ps. 280 and Ps. 280, respectively.

     The Company leased office space to Cresud until December 2001. Eduardo Elsztain, Marcelo Mindlin and Saul Zang, Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company are directors of Cresud. Mr. Eduardo Elsztain is also shareholder of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 147 and Ps. 329 for the year ended June 30, 2002 and for each of the two years in the period ended June 30, 2001, respectively.

     The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A y Dolphin Interventures S.A. The first agreement expires in May 2003 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve - month periods. The leases are for monthly rents of Ps. 9.5 and Ps. 10.0, respectively.

     The Company leases to Tarshop the seventh floor of the Company's property located in Suipacha 664. Monthly rent income amounts to Ps. 3.7 and the lease agreement expires on August 10, 2004.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (G)   DISCLOSURE OF RELATED PARTY TRANSACTIONS (CONTINUED)

       - Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open - ended investment fund which is related to the Company's directors. These investments are carried at market value as of year-end. Unrealized gains and losses related to investment funds are included in financial results, net, in the consolidated statements of operations.

       The amounts relating to the Company's net gain on holding Dolphin Fund investments for the years ended June 30, 2002, 2001 and 2000 are Ps. 25.1 million, Ps. 2.9 million and Ps. 1.6 million, respectively.

       - Investment in Banco Hipotecario S.A.: As of June 30, 2002 the Company owns 5.73 % of Banco Hupotecario S.A. Additionally, as of the same date the Company owns 2,697,500 options to purchase Banco Hipotecario S.A.'s American Depositary Shares (ADS). Each option represents the right to purchase 100 ADS's at an exercise price of Ps. 10.4 per ADS. These options are exercisable through February 2, 2004. Some of the Company's directors are also directors of Banco Hipotecario S.A.

       - Agreement with APSA for the commercialization of Torres de Abasto: On May 1, 2000, the Company entered into an agreement with APSA for the commercialization of the units of Torres de Abasto. The services rendered by us include:

       o commercial operation services such as implementation of sale and lease strategy pursuant to the prices, terms and conditions set by APSA;

       o selection of suppliers and hire of advertising agencies, real estate brokers, notary public and appraisers; and

       o coordination of the subscription of sale agreements, deeds of sale and lease agreements according to the terms set by APSA.

     The monthly fee for the commercialization services is Ps. 2.5 plus value added tax, and an additional fee of:

       o  Sales: 1% plus value added tax, of the sale price of each unit; or

       o leases: 2% plus value added tax, of the total lease price of each unit.

       Since the commercialization of the units is completed, the agreement between both companies has expired.

       - Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources,as of June 30, 2002, the Company and APSA provide corporate services in the areas of institutional relations, finance and human resources to the Company and Cresud.

       In the future and in order to continue with the Company's policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which the Company share corporate services with APSA and Cresud. The Company's chairman and vice-chairman are also chairman and vice-chairman of Cresud.

       - Legal services: During the years ended June 30, 2002, 2001 and 2000, the Company paid the law firm Zang, Bergel & Vines an aggregate amount of approximately Ps. 0.5 million, Ps. 0.9 million and Ps. 1.0 million for legal services. Saul Zang and Ernesto M. Vines, directors of the Company, and Salvador D.Bergel and Juan C. Quintana Teran, alternate directors of the Company, are partners of the law firm.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

       Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

       Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, which is effective July 1, 2000, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 19.II.(i) for details of concentration of credit risk.

       Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumption used to estimate fair value, the Company's fair values should not be compared to those of other companies.

       Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

       The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2002 and 2001 are as follows:

       -    Cash and cash equivalents

       The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of time deposits, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

       -     Marketable securities

       The fair value of marketable securities is based on quoted market prices for those or similar investments.

       -     Options to purchase marketable securities

       The fair value of options to purchase marketable securities is based on the terms and conditions of the underlying contracts, -i.e. strike price, maturities, expected dividends and vesting period-, available market information, -i.e. quoted market price of underlying shares and expected volatility. The Company used the binomial tree valuation method to estimate fair value.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)    DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

       -     Mortgages and leases receivable, net

       The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. It is not practicable to estimate the fair value of leases receivable because of the inability to estimate it without incurring excessive costs.

       -     Retained interest in transferred mortgage receivables

       Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a "cash out" basis to reflect the restriction of cash flows until the investors have been fully paid.

       -     Accounts payable

       The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

       -     Short-term debt

       The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

       -     Long-term debt

       The fair values of the Company's long-term debt are based on quoted market prices, where available, or discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

       -     Other receivables and other liabilities

       The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

       -     Forward foreign currency exchange contracts

       The fair value of the forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)    DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


       -     Interest rate swap agreement

       The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

       -     Seller financing

       The fair value of the seller financing obtained in the acquisition of SMP is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

       The fair value of the seller financing obtained in the acquisition of an additional interest in Puerto Retiro is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

       The following table summarizes financial instruments by individual balance sheet account:

                                                            June 30, 2002                      June 30, 2001
                                                    -------------------------------   -------------------------------
                                                                        Carrying                           Carrying
                                                      Fair Value         Amount          Fair Value         Amount
                                                    --------------   --------------    --------------   --------------
   Financial assets:
   Cash, banks and short term investments                  61,627           61,627           100,237          100,237
   Mortgages and leases receivable, net:
      Mortgages receivable                                  8,122            8,771            90,146           92,233
      Leases receivables                                      (*)            1,125               (*)            2,484
   Other receivables and prepaid expenses:
      Retained interest in securitization                   3,228            6,173                --               --
      Receivable from the sale of Brazil
      Realty                                               26,129           16,129                --               --
   Foreign exchange forward contracts                          --               --               522              939
                                                    --------------   --------------    --------------   --------------
   Total financial assets                                  99,106           93,825           190,905          195,893

   Financial liabilities:
   Trade accounts payable                                  12,224           12,224            11,205           11,205
   Loans                                                  199,499          207,998            96,846          111,126
   Other liabilities
      Swap agreement                                           --               --                23               --
      Foreign exchange forward contracts                       --               --                22             1671
      Seller financing                                      1,288            1,511             3,378            4,462
                                                    --------------   --------------    --------------   --------------
   Total financial liabilities                            213,011          221,733           111,673          127,464

   (*) Not practicable to estimate fair value.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     (I)   CONCENTRATION OF CREDIT RISK

     In the normal course of its business, the Company grants mortgages to individuals in connection with its sales of residential properties. These properties are located principally in Buenos Aires, Argentina. The Company is subject to credit risk in the event of non-performance by the counterparties to the mortgages; however, in the opinion of management, the values of the properties that collateralize the mortgages are presently adequate to protect the Company from material losses resulting from such non-performance. The company has not experienced any significant losses resulting from non-performance of any counterpart to the mortgage contracts.

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable and short-term investments. The Company maintains cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

     The Company's accounts receivable are primarily derived from real estate revenues from customers located in Argentina. The Company is not dependent on any single customer. The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgement; historically such losses have not been significant and within management's expectations.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

       In June 1998 SFAS No. 133 was issued. This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted this statement on July 1, 2000. See Note 19.I.c. for details on the implementation of this standard.

       In March 2000, FASB issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of Accounting Principles Board Opinion No. 25 ("APB No. 25")". This interpretation clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted this standard beginning July 1, 2000. The adoption of this pronouncement did not have a material impact on the Company's results of operations and financial position.

       In June 1999, the FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Other". This Statement establishes standards for transactions in which an entity -the donor- makes a contribution by transferring assets to a not-for-profit organization or charitable trust -the recipient organization-that accepts the assets from the donor and agrees to use those assets on behalf of or transfer those assets, the return on investment of those assets, or both to another entity -the beneficiary- that is specified by the donor. It also establishes standards for transactions that take place in a similar manner but are not contributions because the transfers are revocable, repayable, or reciprocal. The Company adopted SFAS 136 effective July 1, 2000. Its adoption did not have a material effect on its results of operations and financial condition.

       In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and adoption of this standard did not have a significant effect on the Company's financial statements.

       In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a significant impact on the Company's financial statements.

       In August, 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

       On October 3, 2001, FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of the Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the initial adoption of SFAS No. 144 will have a significant impact on the Company's financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguisment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 19.II.b).


     (K)    NET (LOSS) INCOME PER SHARE

     Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted net (loss) income per share are presented in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods presented.

       Basic net (loss) income per share is computed by dividing the net (loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

       Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

       As discussed in Note 19.II.j), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (K)    NET (LOSS) INCOME PER SHARE (CONTINUED)

       The following tables set forth the computation of basic and diluted net income (loss) per share under US GAAP for the periods indicated:

                                                                              YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                 2002                2001                2000
                                                           ------------------  ------------------  ------------------
       Numerator:
       ---------
       (Loss) income before accounting changes...........  Ps.     (650,948)   Ps.         (462)   Ps.      (16,898)
       Accounting changes................................                --               20,486                 --
                                                           ------------------  ------------------  ------------------
       Net (loss) income available to common shareholders  Ps.     (650,948)   Ps.        20,024   Ps.      (16,898)
                                                           ==================  ==================  ==================

       Denominator:
       -----------
       Basic and diluted weighted average shares
       outstanding.......................................           207,412              204,189            204,652

       Basic and diluted earnings per share under US GAAP:
       --------------------------------------------------
       (Loss) income before accounting changes...........  Ps.       (3.138)   Ps.       (0.002)   Ps.       (0.083)
       Accounting changes................................                --               0.100                 --
                                                           ------------------  ------------------  ------------------
       Basic and diluted net (loss) income per common
       share.............................................  Ps.       (3.138)   Ps.         0.098   Ps.      (0.083)
                                                           ==================  ==================  ==================

       The following tables set forth the proforma effects of the retroactive application of a change in accounting principle on earnings per share under US
GAAP:

                                                                         YEAR ENDED JUNE 30,
                                                             --------------------------------------------
                                                                 2002           2001           2000
                                                             -------------- -------------- --------------
   Basic and diluted net (loss) income per share.........    Ps.   (3.138)  Ps.   (0.002)  Ps.   (0.127)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (L)    RISKS AND UNCERTAINTIES

       The Company is subject to certain business risks arising in connection with its operations which include, among others:

       Risks associated with Argentine operations. A substantial part of the Company's operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed the economy.

       Risks associated with office and other buildings leases: The Company's lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (vii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company's ability to attract and retain desirable tenants.

       Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company's original estimates, possibly making a project uneconomical;
(iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company's inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company's inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

       Risks associated with retail space leases: The Company has investments in companies which business is the ownership and operation of shopping centers. The Company is subject to certain business risks arising in this connection which include, among others, (i) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, (ii) the possibility that such tenants will not renew their leases as they expire, (iii) vacated anchor space affecting the entire shopping center because of the loss of the departed anchor tenant's customer drawing power, (iv) unfavorable economic conditions could also result in the inability of tenants in certain retail sectors to meet their lease obligations and otherwise could adversely affect the Company's ability to attract and retain desirable tenants. The Company believes that its shopping centers are relatively well positioned to withstand adverse economic conditions since they typically are anchored by grocery stores, drug stores and discount department stores that offer day-to-day necessities rather than luxury goods.

       Risks associated with the hotel industry. The success of the Company's operated hotels will depend, in large part, upon the Company's ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company's hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company's hotels depends on (i) the Company's ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (L)   RISKS AND UNCERTAINTIES (CONTINUED)

       Risks associated with international operations. A substantial part of the Company's real estate activities is conducted through subsidiaries and strategic alliances with other companies. As a result, the Company depends to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from them to maintain the Company's profitability, liquidity and growth. Conducting business in Brazil and other Latin American countries involves economic conditions and regulatory requirements that may be different from those in Argentina and subjects the Company to risks that could have an adverse effect on the business. For example, entering these markets subjects the Company to the risks of currency fluctuation, exchange rate controls, inflation, restrictions on repatriation of dividends and capital, political instability, and deteriorating economic conditions. As described in Note 3.f. on February 28, 2002 the Company sold its interests in Brazil Realty.

       The Company, as well as the home-building industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

       The Company's operations are interest-rate sensitive. Overall demand is adversely affected by an increase in interest costs. If mortgage interest rate increases significantly, this may negatively impact the ability of a homebuyer to secure adequate financing. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.

       (M)   SELECTED UNAUDITED PRO-FORMA INFORMATION

       The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Company as if the acquisitions discussed in Note 3.e. had occurred as of the beginning of the periods immediately preceding the respective acquisitions, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Company had the acquired businesses operated as part of the Company for the periods presented. This information has been prepared in accordance with Argentine GAAP.

                                                     YEAR ENDED JUNE 30,
                                        -----------------------------------------------
                                                  2001                     2000
                                        ----------------------  -----------------------
        Sales .......................   Ps.           339,843   Ps.            361,930
        Net income...................                (59,954)                   11,551
        Net (loss) income per share..                  (0.29)                     0.06

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (N)   SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED EQUITY INVESTEES

     Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company's share of the undistributed earnings or losses. As indicated in Note 3.b., the consolidated statements of operations were prepared on a proportionate consolidation basis. The Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes.

     The Company's share of the (loss) income of these affiliates was Ps. 21.1 million in 2002, Ps. 20.1 million in 2001 and Ps. 3.5 million in 2000, and its investment in these companies totaled Ps. 307.2 million at June 30, 2002 and Ps.
452.3 million at June 30, 2001. The Company's share of undistributed losses of these affiliates totaled Ps. 4.5 million at June 30, 2002 and Ps. 19.6 million at June 30, 2001.

     Summarized financial information of the Company's equity investees (on a 100% basis) is as follows:

                                              As of and for the year     As of and for the year ended June 30,
                                                ended June 30, 2002                      2001
                                             -------------------------- ----------------------------------------
                                              (in thousands of pesos)           (in thousands of pesos)
                                             -------------------------- ----------------------------------------
                                                             Brazil                                   Brazil
                                                APSA         Realty        APSA         F.V.I.        Realty
                                                               (i)                       (ii)
                                             ------------  ------------ ------------  ------------  ------------
           Current assets...............          49,586           - -      160,350           - -        99,175
           Non-current assets...........         969,934           - -    1,097,473           - -       323,002

           Total assets.................       1,019,520           - -    1,257,823           - -       422,177

           Current liabilities..........          84,289           - -      190,418           - -        86,108
           Non-current liabilities......         319,441           - -      403,897           - -        82,892

           Total liabilities............         403,730           - -      594,315           - -       169,000
           Minority interest............          14,582           - -       19,898           - -           - -
           Retained earnings............         (9,079)           - -       33,598           - -         7,269

           Net sales....................         169,828           - -      345,987           - -       133,104
           Gross profit.................          84,486           - -      131,472           - -        69,208
           Net income (loss)............        (42,403)           - -        5,462           - -        25,309

(i) The Company sold its equity interest in Brazil Realty in February 2002. Income statement line items reflect the results of operations of Brazil Realty from July 1, 2001 through February 28, 2002.

(ii) The Company sold its equity interest in FVI in December 2000. Income statement line items reflect the results of operations of FVI from July 1, 2000 through December 18, 2000.

     (O) USE OF PROPORTIONATE CONSOLIDATION METHOD OF ACCOUNTING FOR CONTROLLED AND JOINTLY CONTROLLED INVESTMENTS

     As discussed in Note 3.b., under Argentine GAAP, the consolidated statements of operations were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the consolidated financial statements relating to income-statement items have been also prepared on a proportionate consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments.

     Under US GAAP, the equity in income (loss) of jointly controlled companies would have been reported as a separate line item in the statement of operations. For all the periods presented, the ownership percentages the Company does not own in the majority-owned companies would have been reflected as minority interest and the pro-rata gains or losses attributed to the minority holders.

      (O) USE OF PROPORTIONATE CONSOLIDATION METHOD OF ACCOUNTING FOR CONTROLLED AND JOINTLY CONTROLLED INVESTMENTS (CONTINUED)

       Although the use of the proportionate consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's consolidated statements of operations, it does not impact the Company's consolidated shareholders' equity or net earnings. Note 14 presents the Company's statements of operations for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investees, and (ii) minority interest in earnings or losses of controlled subsidiaries.

       (P) EQUITY INVESTMENTS IN LLR AND ITNV

       As from June 30, 2002 and 2001, the Company had a 50% equity interest in LLR. Under Argentine GAAP, the Company did not consolidate LLR for any of the periods presented. For US GAAP purposes, and, in view of the guidance in SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" and Rules 1-02 and 3A-02 of Regulation S-X of the Securities and Exchange Commission, the Company possesses a controlling financial interest in LLR regardless its 50% ownership interest. Accordingly, consolidation is appropriate under US GAAP.

       In addition, the Company's investment in ITNV was not consolidated under Argentine GAAP as of and for the years ended June 30, 2002 and 2001 as the Company had a 49% equity interest in such company. Under US GAAP, this investment would be consolidated considering that the issuance of mandatorily redeemable preferred stock did not change the Company's ownership interest (See
Note 19.I.(a) (ii) for details).

       Presented below is the consolidated condensed information of the Company, LLR and ITNV as of June 30,:

                                                                          2002
                                      ------------------------------------------------------------------------------
                                         COMPANY           LLR            ITNV       ELIMINATIONS    CONSOLIDATED
        Current assets..............         136,308           4,272          5,719            (22)         146,277
        Non-current assets..........       1,008,407          25,527          1,431        (11,985)       1,023,380

        Total assets................       1,144,715          29,799          7,150        (12,007)       1,169,657

        Current liabilities.........         606,060          11,136          1,773            (22)         618,947
        Non-current liabilities.....           3,021             - -            - -             - -           3,021

        Total liabilities...........         609,081          11,136          1,773            (22)         621,968
        Minority interest...........          75,218             - -            - -          12,055          87,273

                                                                          2001
                                      ------------------------------------------------------------------------------
                                         COMPANY           LLR            ITNV       ELIMINATIONS    CONSOLIDATED
        Current assets..............         221,875           3,914          8,631            (12)         234,408
        Non-current assets..........       1,272,674          27,966          2,547         (8,069)       1,295,118

        Total assets................       1,494,549          31,880         11,178         (8,081)       1,529,526

        Current liabilities.........         385,661          22,518          4,315            (12)         412,482
        Non-current liabilities.....          34,497              --             --              --          34,497

        Total liabilities...........         420,158          22,518          4,315            (12)         446,979
        Minority interest...........         114,356              --             --           8,155         122,511

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (Q)   SEVERANCE INDEMNITIES

       Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

       (R)    STATEMENTS OF CASH FLOWS

       The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers. As further described in Note 4.b, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

       Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

                                                                           AS OF JUNE 30,
                                                  ------------------------------------------------------------------
                                                            2002                  2001                   2000
                                                  ---------------------  --------------------   --------------------
       Cash and banks..........................   Ps.           24,831   Ps.          10,530    Ps.          11,254
       Cash equivalents:
          Time deposits........................                    422                22,741                 18,021
                                                  ---------------------  --------------------   --------------------
       Total cash and cash equivalents.........   Ps.           25,253   Ps.          33,271    Ps.          29,275
                                                  =====================  ====================   ====================

       As discussed in Note 19.II.(p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. Under US GAAP, these investments would have been consolidated. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities, the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

                                                                          FOR THE YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                   2002                2001                2000
                                                           ------------------  ------------------  ------------------
Net cash provided by operating activities ..............   Ps.        10,564   Ps.        87,478   Ps.        90,915
Net cash (used in) provided by investing activities ....            (18,732)              71,841               (370)
Net cash used in financing activities...................            (36,867)           (154,808)           (104,471)
Effect of exchange rate changes on cash and cash
equivalents.............................................               1,818                  --                 --
Effect of inflation accounting..........................              34,808                  --                 --
                                                           ------------------  ------------------  ------------------
Net (decrease) increase in cash and cash equivalents....   Ps.       (8,409)   Ps.         4,511   Ps.      (13,926)
                                                           ==================  ==================  ==================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19     DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (S)    COMPREHENSIVE INCOME

       On July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder's equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders' equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2002, 2001 and 2000.

                                                                              YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                 2002                2001                2000
                                                           ------------------  ------------------  ------------------
       NET (LOSS) INCOME UNDER US GAAP..................   Ps.     (650,948)   Ps.        20,024   Ps.      (16,898)
       Other comprehensive income (loss):
       Foreign currency translation adjustments.........             100,026            (67,921)               5,630
       Unrealized loss on available-for-sale-securities.             (7,560)            (34,298)            (18,179)
       Unrealized loss on retained interest in
       transferred mortgage receivables.................               (575)                 - -                 - -
       Unrealized gain on available-for-sale-securities
       on equity investees..............................               (939)                 947                 - -
                                                           ------------------  ------------------  ------------------
       COMPREHENSIVE LOSS                                  Ps.     (559,996)   Ps.      (81,248)   Ps.      (29,447)
                                                           ==================  ==================  ==================

       Accumulated nonowner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

                                                                2002                2001                2000
                                                          ------------------  ------------------  ------------------
       Foreign currency translation adjustment.........   Ps.           - -   Ps.     (100,026)   Ps.      (32,105)
       Unrealized (loss) gain on available-for-sale
       securities......................................             (1,893)               5,667             39,965
       Unrealized loss on retained interest in
       transferred mortgage receivables................               (575)                 - -                 - -
       Unrealized gain on available-for-sale-securities
       on equity investees.............................                   8                 947                - -
                                                          ------------------  ------------------  ------------------
       ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)..    Ps.       (2,460)   Ps.      (93,412)   Ps.        7,860
                                                          ==================  ==================  ==================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (T)   INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION

      The following is a summary of the Company's investments in real estate as of June 30, 2002 prepared in accordance with SEC Regulation S-X 12-28.


                                      Buildings                                                                        Net
                                         and                    Total buildings and                Accumulated   carrying value as
    Description           Land       improvement  Improvements     improvements         Total     depreciation      of June 30
---------------------  ------------  ------------ ------------  -------------------- ------------ ------------ ---------------------
Suipacha 652            Ps.   2,254   Ps.   5,668  Ps.   3,867   Ps.   9,535          Ps.  11,789   Ps.  2,768      Ps.   9,021
Av. de Mayo 595                604           878        3,488         4,366                 4,970        1,232            3,738
Alsina 934                     315         1,265          - -         1,265                 1,580          233            1,347
Constitucion 1111              520           - -          - -           - -                   520          148              372

Reconquista 823              4,398        14,460          - -        14,460                18,858        3,051           15,807
Sarmiento 517                   41           192           35           227                   268           39              229

Av. Madero 942               1,160         3,687           43         3,730                 4,890          743            4,147

Libertador 602                 622         1,926          - -         1,926                 2,548          300            2,248
Maipu 1300                   9,161        31,739        1,138        32,877                42,038        5,116           36,922
Madero 1020                  5,537         4,800          104         4,904                10,441        1,416            9,025
Libertador 498              10,440        27,663          720        28,383                38,823        5,079           33,744
Laminar                      5,869        20,163          617        20,780                26,649        1,306           25,343
Edificios Costeros           5,293        15,920          689        16,609                21,902          705           21,197
Intercontinental
Plaza                        7,715        43,706          418        44,124                51,839      (6,076)           57,915
Alto Palermo Plaza             799           101          - -           101                   900          146              754


Alto Palermo Park              687            64          - -            64                   751           37              714
Hotel Libertador             2,694        53,750          190        53,940                56,634       24,955           31,679


Hotel
Intercontinental             7,717        26,622           23        26,645                34,362      (1,963)           36,325
Dock IV                      2,426        13,763          - -        13,763                16,189          312           15,877
Advances payment on
Hotel Piscis                   104           414          - -           414                   518          - -              518
                       ---------------------------------------------------------------------------------------------------------
                       Ps.  68,356   Ps. 266,781  Ps.  11,332   Ps. 278,113           Ps. 346,469   Ps. 39,547      Ps. 306,922
                       =========================================================================================================


                                                                       Life on which depreciation
                            Date of                                     in latest income statements
    Description          Construction             Date acquired                  is computed
-------------------  ---------------------   ---------------------   -------------------------------
Suipacha 652             April-June 1994           November 1991                       50
Av. de Mayo 595            July 1992                March 1992                         50
Alsina 934                    -                     August 1991                        50
Constitucion 1111         September 1994             June 1994                         50
                            March 1995             January 1994
Reconquista 823             June 1995              November 1994                       50
Sarmiento 517               March 1995             December 1994                       50
                                                     July 1994
                                                    August 1994
Av. Madero 942                -                      July 1994                         50
                                                    August 1994
Libertador 602                -                       May 1996                         50
Maipu 1300                    -                    September 1995                      50
Madero 1020                   -                     December 1995                      50
Libertador 498                -                     December 1995                      50
Laminar                      N/A                     March 1999                        50
Edificios Costeros        September 1998             March 1997                        50
Intercontinental
Plaza                       June 1996              November 1997                       50
Alto Palermo Plaza         December 1996           November 1997                       50
                            March 1997                 -
                          September 1997               -
Alto Palermo Park           June 1996              November 1997                       50
Hotel Libertador           October 1973             March 1998                         50
                           November 1990              -
                           December 1997              -
Hotel
Intercontinental           December 1994           November 1997                       50
Dock IV                                              June 2001
Advances payment on
Hotel Piscis                                          May 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (T)  INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

                                                                      YEAR ENDED JUNE 30,
                                         --------------------------------------------------------------------------
                                                    2002                      2001                     2000
                                         -----------------------  ------------------------  -----------------------
Balance, beginning of the year.........  Ps.            442,645   Ps.             465,493   Ps.            505,539
Additions during the year:
         Improvements..................                     119                     2,953                    1,567
         Transfers from real estate
         inventory.....................                     - -                     2,615                   29,318
         Advance payments on properties                  18,863                       - -                      - -
                                         -----------------------  ------------------------  -----------------------
                                                        461,627                   471,061                  536,424
                                         -----------------------  ------------------------  -----------------------

Deductions during the year:
         Transfers to real estate
         inventory.....................                (41,799)                  (26,538)                 (23,479)
         Impairment loss                               (73,359)                       - -                      - -
         Sales.........................                     - -                   (1,878)                 (47,452)
                                         -----------------------  -----------------------   -----------------------
                                                      (115,158)                  (28,416)                 (70,931)
                                         -----------------------  -----------------------   ----------------------
Balance, end of the year...............  Ps.            346,469   Ps.             442,645   Ps.            465,493
                                         =======================  ========================  =======================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     (U)   MORTGAGE LOANS ON REAL ESTATE

              Prepared in accordance with SEC Regulation S-X 12-29

        Col. A.     Col. B.       Col. C.       Col. D.        Col. E.           Col. F.            Col. G.              Col. H.
----------------- ----------  --------------  ------------ -------------  ------------------  -------------------  -----------------
                                                                                                                        Principal
                                                                                                                        amount of
                                                                                                                    loans subject to
                                                                                                                        delinquent
                    Interest   Final maturity    Periodic                     Face amount of    Carrying amount of      principal
       Description     Rate          date      payment term  Prior liens        mortgages           mortgages         or interest
----------------- ----------  --------------  ------------ -------------  ------------------  -------------------  -----------------
Customer A          10-15%       July 2002      Monthly         None               1,706               1,518              None

Customer B          10-15%       July 2002      Monthly         None                879                 782               None

Customer C          10-15%       June 2003      Monthly         None                548                 548               None

Customer D          10-15%      March 2003      Monthly         None                513                 435               None

Customer E          10-15%     December 2007    Monthly         None                233                 199               None

Customer F          10-15%       June 2010      Monthly         None                194                 137               None
Mortgage loans
under US$ 20,000    10-15%       May 2008       Monthly         None                Open                 96               None
Mortgage loans
US$ 20,000-49,999   10-15%      August 2014     Monthly         None                Open                 92               None
Mortgage loans
US$ 50,000-99,999   10-15%       May 2014       Monthly         None                Open                462               None
Mortgage loans
over US$ 100,000    10-15%       May 2020       Monthly         None                Open                225               None
                                                                          ------------------  -------------------

                                                                          Ps.      4,073      Ps.      4,494
                                                                          ==================  ===================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (U)    MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

       The summary of activity in mortgage receivables is as follows:

                                                                        YEAR ENDED JUNE 30,
                                             ----------------------------------------------------------------------
                                                      2002                    2001                    2000
                                             ----------------------- -----------------------  ---------------------
Balance, beginning of year................   Ps.             59,341  Ps.             69,848   Ps.           90,144
Additions during the year:
     New mortgage loans...................                    1,461                  13,912                  9,445
Deductions during the year:
     Securitization.......................                 (38,374)                     - -                    - -
     Collections of principal.............                 (17,934)                (24,419)               (29,741)
                                             ----------------------- -----------------------  ---------------------
Balance, end of year......................   Ps.              4,494  Ps.             59,341   Ps.           69,848
                                             ======================= =======================  =====================


20.    OTHER FINANCIAL STATEMENT INFORMATION

     The following tables present additional financial statement disclosures required under Argentine GAAP:

a.  Fixed assets, net

b.  Intangible assets, net

c.  Allowances and provisions

d.  Cost of sales, leases and services

e.  Foreign currency assets and liabilities

f.  Other expenses

NOTE:

     Schedules d. and f. have been prepared based on the Company's results excluding the proportionate share of the income and expenses of unconsolidated affiliated companies.

      IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.      OTHER FINANCIAL STATEMENT INFORMATION

         A.       FIXED ASSETS, NET

                                                Original value                                          Depreciation
                             -----------------------------------------------------  ----------------------------------------

                                                                                                        Current year
                                                        Deductions,                               -------------------------
                                                         transfers                  Accumulated   Increases /
                             Value as of    Additions       and                        as of      (decreases)
                              Beginning        and      impairment    Value as of    beginning    and
    Principal account          of year      transfers    loss (i)     end of year     of year     transfers    Amount (ii)
---------------------------  ------------  ------------ ------------  ------------  ------------  -----------  ------------
Facilities................   Ps.  40,300   Ps.     782  Ps.    (58)   Ps.  41,024   Ps.  23,368   Ps.   (10)   Ps.   2,131
Furniture and fixtures....        23,317           208          - -        23,525        16,458          - -         1,929
Computer equipment........         6,635           519          - -         7,154         5,585           87           868
Leasehold improvements....         6,201           162          - -         6,363         3,718          - -           580
Machinery and equipment...         3,664             2          - -         3,666         3,204          - -           195
Vehicles..................           175           - -          - -           175           175          - -           - -
Advances to suppliers.....           920             5        (607)           318            12            1           - -
Properties:
-----------
Suipacha 652..............        15,138           - -      (3,349)        11,789         2,112          - -           656
Montevideo 1975...........           - -           - -          - -           - -           - -          - -           - -
Av. de Mayo 701...........           - -           - -          - -           - -           - -          - -           - -
Av. de Mayo 595...........         6,531           - -      (1,561)         4,970           868          - -           364
Alsina 934................         1,581           - -          (1)         1,580           209          - -            24
Rivadavia 2243............         8,339           - -      (8,339)           - -           998      (1,069)            71
Rivadavia 2768............           351           - -        (352)           (1)            50         (55)             4
Constitucion 1111.........         6,383           - -      (5,863)           520           923        (908)           133
Florida 291...............           - -           - -          - -           - -           - -          - -           - -
Reconquista 823...........        21,991           - -      (3,133)        18,858         2,699          - -           352
Av. Santa Fe 1588.........         8,339           - -      (8,340)           (1)           881        (915)            33
Sarmiento 517.............           584           - -        (316)           268            65         (34)             8
Av. Madero 942............         5,847           - -        (957)         4,890           646          - -            97
Puerto Madero Dock 5......         2,392           - -      (2,393)           (1)           244        (309)            64
Puerto Madero Dock 6 .....           - -           - -          - -           - -           - -          - -           - -
Libertador 602............         3,106           - -        (558)         2,548           252          - -            48
Serrano 250...............           - -           - -          - -           - -           - -          - -           - -
Maipu 1300................        46,956           103      (5,021)        42,038         4,351            1           764
Madero 1020...............        20,248           - -      (9,807)        10,441         1,787        (693)           322
Libertador 498............        52,920            16      (14,113)       38,823         4,757        (513)           835
Laminar Plaza.............        29,961           - -      (3,312)        26,649           828          - -           478
Dock II - A and B building        18,910           - -      (1,960)        16,950           280          - -           425
Dock II - C and D
buildings.................         5,475           - -        (523)         4,952           - -          - -           - -
Dock IV...................         2,425        18,345      (4,581)        16,189           - -          - -           312
Intercontinental Plaza....        71,242           - -      (19,403)       51,839         6,417      (13,936)        1,443
Alto Palermo Plaza........         4,191           - -      (3,291)           900           444        (383)            85
Alto Palermo Park.........         2,804           - -      (2,053)           751            68         (64)            33
Hotel Libertador..........        56,730           - -         (96)        56,634        24,148        (100)           907
Hotel Intercontinental....        50,191           - -      (15,829)       34,362         7,174      (10,101)          964
Advances payments on
properties
   Hotel Piscis...........           - -           518          - -           518           - -          - -           - -
Other.....................        10,367           398        (218)        10,547         2,118        (429)           910
                             ------------  ------------ ------------  ------------  ------------  -----------  ------------
Total as of June 30, 2002.   Ps. 534,214   Ps.  21,058      (116,034) Ps. 439,238   Ps. 114,839   Ps.(29,430)  Ps.  15,035
                             ============  ============ ============  ============  ============  ===========  ============
Total as of June 30, 2001.   Ps. 553,479   Ps.   9,489  Ps. (28,754)  Ps. 534,214   Ps. 101,996   Ps.(2,830)   Ps.  15,673
                             ============  ============ ============  ============  ============  ===========  ============
Total as of June 30, 2000.   Ps. 608,335   Ps.  39,537  Ps. (94,393)  Ps. 553,479   Ps. 101,544   Ps.(16,207)  Ps.  16,659
                             ============  ============ ============  ============  ============  ===========  ============


                             Depreciation     Net carrying value as of June 30,
                            -------------- --------------------------------------




                             Accumulated
                              as of end
    Principal account          of year       2002          2001          2000
---------------------------  ------------ ------------  ------------  -----------
Facilities................   Ps.  25,489  Ps.  15,535   Ps.  16,932   Ps. 18,578
Furniture and fixtures....        18,387        5,138         6.859        8,120
Computer equipment........         6,540          614         1,050        1,164
Leasehold improvements....         4,298        2,065         2,483        3,112
Machinery and equipment...         3,399          267           460          786
Vehicles..................           175          - -           - -           --
Advances to suppliers.....            13          305           908          653
Properties:
-----------
Suipacha 652..............         2,768        9,021        13,026       13,285
Montevideo 1975...........           - -          - -           - -        1,635
Av. de Mayo 701...........           - -          - -           - -        2,760
Av. de Mayo 595...........         1,232        3,738         5,663        5,779
Alsina 934................           233        1,347         1,372        1,395
Rivadavia 2243............           - -          - -         7,341        7,481
Rivadavia 2768............           (1)          - -           301          606
Constitucion 1111.........           148          372         5,460        7,479
Florida 291...............           - -          - -           - -       10,335
Reconquista 823...........         3,051       15,807        19,292       19,644
Av. Santa Fe 1588.........           (1)          - -         7,458        7,598
Sarmiento 517.............            39          229           519          528
Av. Madero 942............           743        4,147         5,201        5,297
Puerto Madero Dock 5......           (1)          - -         2,148        2,195
Puerto Madero Dock 6 .....           - -          - -           - -          274
Libertador 602............           300        2,248         2,854        2,901
Serrano 250...............           - -          - -           - -        2,525
Maipu 1300................         5,116       36,922        42,605       43,240
Madero 1020...............         1,416        9,025        18,461       20,697
Libertador 498............         5,079       33,744        48,163       49,009
Laminar Plaza.............         1,306       25,343        29,133       29,556
Dock II - A and B building           705       16,245        18,630       23,989
Dock II - C and D
buildings.................           - -        4,952         5,475            -
Dock IV...................           312       15,877         2,425          - -
Intercontinental Plaza....       (6,076)       57,915        64,825       66,188
Alto Palermo Plaza........           146          754         3,747        5,029
Alto Palermo Park.........            37          714         2,736        3,513
Hotel Libertador..........        24,955       31,679        32,582       33,510
Hotel Intercontinental....       (1,963)       36,325        43,017       43,821
Advances payments on
properties
   Hotel Piscis...........           - -          518           - -          - -
Other.....................         2,599        7,948         8,249        8,801
                             ------------ ------------  ------------  ------------
Total as of June 30, 2002.   Ps. 100,444  Ps. 338,794           - -          - -
                             ============ ============  ============  ============
Total as of June 30, 2001.   Ps. 114,839          - -   Ps. 419,375          - -
                             ============ ============  ============  ============
Total as of June 30, 2000.   Ps. 101,996          - -   .       - -   Ps. 451,483
                             ============ ============  ============  ============


(i) The book value of fixed assets at June 30, 2002 are net of the impairment loss mentioned in Note 4.d.

(ii) See notes 20 (f) Other expenses and 20 (b) Intangible assets, net.

      IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.   OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

      B.   INTANGIBLE ASSETS, NET:

                                                        Original value                           Amortization
                                        ----------------------------------------------- --------------------------------------------
                                                                                                               For the year
                                                                                                        ----------------------------
                                                                                         Accumulated
                                          Value as of                     Value as of       as of
                                           beginning      Additions/          End         beginning     Increases/
           Principal account                Of year      (Deductions)       of year        of year      (decreases)    Amount (i)
--------------------------------------- ---------------- --------------  -------------- --------------  ------------  --------------
Fees and expenses relating to the
issuance of PARCKS..................    Ps.       7,182  Ps.       - -   Ps.     7,182  Ps.     7,182   Ps.     - -   Ps.       - -
Preoperating and organization expenses.          10,988        (9,050)           1,938         10,601       (9,051)             232
Deferred financing costs ..............          13,996          3,029          17,025          9,415           - -           5,081
Selling and advertising expenses.......           6,887              2           6,889          4,938           - -             685
                                        ---------------- --------------  -------------- --------------  ------------  --------------
Total as of June 30, 2002.............. Ps.      39,053  Ps.   (6,019)   Ps.    33,034  Ps.    32,136   Ps. (9,051)   Ps.     5,998
                                        ================ ==============  ============== ==============  ============  ==============
Total as of June 30, 2001.............. Ps.      34,245  Ps.     4,808   Ps.    39,053  Ps.    24,703   Ps.       3   Ps.     7,430
                                        ================ ==============  ============== ==============  ============  ==============
Total as of June 30, 2000.............. Ps.      26,385  Ps.    10,481   Ps.    36,866  Ps.    17,960   Ps.      --   Ps.     9,364
                                        ================ ==============  ============== ==============  ============  ==============


                                          Amortization   Net carrying value as of June 30,
                                          ------------  ----------------------------------



                                          Accumulated
                                           as of end
           Principal account                of year        2002       2001        2000
----------------------------------------- ------------  ----------- ----------------------
Fees and expenses relating to the
issuance of PARCKS..................      Ps.   7,182   Ps.    - -  Ps.   --   Ps.     --
Preoperating and organization expenses..        1,782          156       387          745
Deferred financing costs ...............       14,496        2,529      4,581       5,745
Selling and advertising expenses........        5,623        1,266      1,949       3,052
                                          ------------  ----------- ---------  -----------
Total as of June 30, 2002...............  Ps.  29,083   Ps.  3,951  Ps.   --   Ps.     --
                                          ============  =========== =========  ===========
Total as of June 30, 2001...............  Ps.  32,136   Ps.    - -  Ps. 6,917  Ps.     --
                                          ============  =========== =========  ===========
Total as of June 30, 2000...............  Ps.  27,324   Ps.     --  Ps.   --   Ps.  9,542
                                          ============  =========== =========  ===========


(i) The allocation of amortization charges in the consolidated statement of income is included in Note 20.f., except for Ps. 85, Ps. 172 and Ps. 2,347, for the years ended June 30, 2002, 2001 and 2000, respectively, included in Other income (expenses), net.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     C.     ALLOWANCES AND PROVISIONS

                                                                                                           CARRYING VALUE
                                                                                                             OF JUNE 30,
                                                                                                          -----------------
                                                     BALANCES AS OF
                                                     BEGINNING OF
                     ITEM                               YEAR          ADDITIONS (I)        DEDUCTIONS           2002
------------------------------------------------  -----------------  -----------------  -----------------  ---------------
DEDUCTED FROM CURRENT ASSETS:
Allowance for doubtful accounts................   Ps.        1,796   Ps.          472   Ps.      (1,047)   Ps.      1,221
Allowance for impairment of fixed assets.......                - -             49,743                - -           49,743
Allowance for impairment of inventories........                - -             15,494            (4,262)           11,232
Allowance for impairment of undeveloped plots
of land........................................                - -              8,301                - -            8,301
                                                  -----------------  -----------------  -----------------  ---------------
Total as of June 30, 2002......................   Ps.        1,796   Ps.       74,010   Ps.      (5,309)   Ps.     70,497
                                                  =================  =================  =================  ===============
Total as of June 30, 2001......................   Ps.        1,641   Ps.          413   Ps.        (258)              - -
                                                  =================  =================  =================  ===============
Total as of June 30, 2000......................   Ps.          880   Ps.        1,195   Ps.        (434)              - -
                                                  =================  =================  =================  ===============

INCLUDED IN CURRENT LIABILITIES:
Provision  for contingencies...................   Ps.          133   Ps.          512   Ps.        (205)   Ps.        440
                                                  -----------------  -----------------  -----------------  ---------------
Total as of June 30, 2002......................   Ps.          133   Ps.          512   Ps.        (205)   Ps.        440
                                                  =================  =================  =================  ===============
Total as of June 30, 2001......................   Ps.           88   Ps.          514   Ps.        (469)              - -
                                                  =================  =================  =================  ===============
Total as of June 30, 2000......................   Ps.          473   Ps.          401   Ps.        (786)              - -
                                                  =================  =================  =================  ===============
INCLUDED IN NON-CURRENT LIABILITIES:
Provision  for contingencies...................   Ps.          207   Ps.          330   Ps.        (180)   Ps.        357
                                                  -----------------  -----------------  -----------------  ---------------
Total as of June 30, 2002......................   Ps.          207   Ps.          330   Ps.        (180)   Ps.        357
                                                  =================  =================  =================  ===============
Total as of June 30, 2001......................   Ps.        2,113   Ps.           66   Ps.      (1,972)              - -
                                                  =================  =================  =================  ===============
Total as of June 30, 2000......................   Ps.        7,973   Ps.          - -   Ps.      (5,860)              - -
                                                  =================  =================  =================  ===============

                                                   CARRYING VALUE OF JUNE 30,
                                                 ---------------------------------


                     ITEM                             2001              2000
------------------------------------------------ ----------------  ---------------
DEDUCTED FROM CURRENT ASSETS:
Allowance for doubtful accounts................  Ps.       1,796   Ps.      1,641
Allowance for impairment of fixed assets.......              - -              - -
Allowance for impairment of inventories........              - -              - -
Allowance for impairment of undeveloped plots
of land........................................              - -              - -
                                                 ----------------  ---------------
Total as of June 30, 2002......................              - -              - -
                                                 ================  ===============
Total as of June 30, 2001......................  Ps.       1,796              - -
                                                 ================  ===============
Total as of June 30, 2000......................              - -   Ps.      1,641
                                                 ================  ===============

INCLUDED IN CURRENT LIABILITIES:
Provision  for contingencies...................  Ps.         133   Ps.         88
                                                 ----------------  ---------------
Total as of June 30, 2002......................              - -              - -
                                                 ================  ===============
Total as of June 30, 2001......................  Ps.         133              - -
                                                 ================  ===============
Total as of June 30, 2000......................              - -   Ps.         88
                                                 ================  ===============
INCLUDED IN NON-CURRENT LIABILITIES:
Provision  for contingencies...................  Ps.         207   Ps.      2,113
                                                 ----------------  ---------------
Total as of June 30, 2002......................              - -              - -
                                                 ================  ===============
Total as of June 30, 2001......................  Ps.         207              - -
                                                 ================  ===============
Total as of June 30, 2000......................              - -   Ps.      2,113
                                                 ================  ===============


(i) The accounting allocation of the charges for the year ended June 30, 2002, 2001 and 2000 is a follows:

     -    Doubtful accounts are deducted of leases

     -    Debtors under legal proceedings is disclosed in Note 20.f.

     - Impairment of assets are included in Gain (loss) from operations and holdings of real estate assets.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.    OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

       D.         COST OF SALES, LEASES AND SERVICES (I)

                                                                             YEAR ENDED JUNE 30,
                                                         ------------------------------------------------------------
                                                               2002                2001                 2000
                                                         -----------------  -------------------  --------------------
 I.     COST OF SALES
 Stock as of beginning of year.......................... Ps.     91,750     Ps.      129,203     Ps.      153,094
 Plus:
 Purchase of the year...................................            - -                  687               13,967
 Expenses (Note 20.f.)..................................          8,803                9,155               10,532
 Transfers to fixed assets..............................            - -              (2,408)             (29,181)
 Transfers to intangible assets.........................            - -                (595)              (2,655)
 Transfers from fixed assets............................         36,860               23,809               23,214
 Transfers from plots of land...........................            - -                  - -                2,973
 Less:
 Adjustment to purchase price of inventory..............       (12,745)                  - -                  - -
 Stock as of end of year................................       (70,445)             (91,750)            (129,203)
                                                         -----------------  -------------------  --------------------
 Subtotal...............................................         54,223               68,101               42,741
                                                         -----------------  -------------------  --------------------
 Plus:
 Cost of sale of Llao Llao resorts......................            - -                  - -               11,725
 Cost of sale of fixed assets (ii)                                  - -                  - -                  290
 Results from holding of real estate assets.............       (15,494)              (3,830)                (743)
                                                         -----------------  -------------------  --------------------
        COST OF PROPERTIES SOLD.........................         38,729               64,271               54,013
                                                         -----------------  -------------------  --------------------
 II.    COST OF LEASES
 Expenses (Notes 20.f.).................................         11,028               10,035                8,805
                                                         -----------------  -------------------  --------------------
        COST OF PROPERTIES LEASED.......................         11,028               10,035                8,805
                                                         -----------------  -------------------  --------------------
 III.   COST OF FEES FOR SERVICES
 Expenses (note 20.f)...................................            683                3,779                  980
                                                         -----------------  -------------------  --------------------
        COST OF FEES FOR SERVICES.......................            683                3,779                  980
                                                         -----------------  -------------------  --------------------
 IV.    COST OF HOTEL ACTIVITIESS
 Stock as of beginning of year..........................            432                  648                1,103
 Plus:
 Purchases of the year..................................            - -                  215                1,223
 Expenses (Note 20.f)...................................         24,207               32,862               51,779
 Stock as of end of year................................          (243)                (432)                (648)
                                                         -----------------  -------------------  --------------------
        COST OF HOTEL ACTIVITIES........................         24,396               33,293               53,457
                                                         -----------------  -------------------  --------------------
 TOTAL COSTS............................................         74,836              111,378              117,255
                                                         =================  ===================  ====================

(i) The book value of inventories at June 30, 2002 are net of the impairment loss mentioned in Note 4.d.

(ii) Included in this Schedule as it corresponds to transactions involving properties sold.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.   OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

      E.   FOREIGN CURRENCY ASSETS AND LIABILITIES

                                                                                         Total as of June 30,
                                                                                  -----------------------------------
                                                  Amount of      Current
                                                   foreign       Exchange
              Captions                Currency     currency      rate (i)              2002                2001
------------------------------------------------  -----------  -------------  -------------------  ------------------
ASSETS
CURRENT  ASSETS
Cash and banks:
    Cash ..........................     US$        2,022,416      0.0037      Ps.          7,483   Ps.            49
    Bank accounts .................     US$          517,047      0.0037                   1,913               6,945
    Checks to be deposited ........     US$          511,595      0.0037                   1,893                  57
Investments:
    Time deposits .................     US$              - -      0.0037                     - -              19,715
    Banco Hipotecario S.A. ("BHSA")     US$              - -      0.0037                     - -              21,051
    Mutual funds ..................     US$        1,985,022      0.0037                   7,345              13,545
    Commercial bonds ..............     US$              - -      0.0037                     - -               1,414
Mortgages and leases receivable, net:
    Mortgages and  leases
receivable ........................     US$              - -      0.0037                     - -              57,328
Other receivables and prepaid
expenses:
    Stock operations...............     US$              - -      0.0037                     - -              13,459
    Debtors under legal proceedings     US$              - -      0.0037                     - -                  25
    Prepaid expenses ..............     US$            4,138      0.0037                      15                  96
    Personnel loans and prepayments     US$              - -      0.0037                     - -                 651
    Other..........................     US$              - -      0.0037                     - -                 571
                                                                              -------------------  ------------------
TOTAL CURRENT ASSETS                                                          Ps.         18,649   Ps.       134,906
                                                                              -------------------  ------------------
NON-CURRENT ASSETS Mortgages and leases receivable, net:
    Mortgages receivable ..........     US$              - -      0.0037                     - -              44,326
Other receivables and prepaid
expenses:
    Related parties................     US$        9,643,556      0.0038                  36,646                 - -
    Personnel loans................     US$              - -      0.0037                     - -               2,541
    Other..........................     US$              - -      0.0037                     - -                  74
Investments:
    Brazil Realty .................     US$              - -      0.0037                     - -             133,800
    BHSA...........................     US$              - -      0.0037                     - -              32,015
    Latin American Econetworks N.V.     US$              - -      0.0037                     - -               9,658
    IRSA Telecomunicaciones S.A....     US$              - -      0.0037                     - -               3,388
Fixed assets.......................     US$          140,000      0.0037                     518                 - -
                                                                              -------------------  ------------------
TOTAL NON-CURRENT ASSETS...........                                           Ps.         37,164   Ps.       225,802
                                                                              -------------------  ------------------
TOTAL ASSETS AS OF JUNE 30, 2002...                                           Ps.         55,813                 - -
                                                                              ===================  ==================

TOTAL ASSETS AS OF JUNE 30, 2001...                                                          - -   Ps.       360,708
                                                                              ===================  ==================

(i) Official exchange rate prevailing as of June 30, 2002, except otherwise indicated.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20   OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

      E.         FOREIGN CURRENCY ASSETS AND LIABILITIES (CONTINUED)

                                                                                        Total as of June 30,
                                                                                --------------------------------------
                                                    Amount of      Current
                                                    foreign        Exchange
              Captions                 Currency     currency       rate (i)           2002                2001
-------------------------------------------------   ----------   -------------  -----------------  -------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable..............     US$           54,947       0.0038      Ps.          209   Ps.            802
Customer advances...................     US$              - -       0.0038                   - -                3,181
Short term debt.....................     US$      147,684,628       0.0038               561,202              330,140
Taxes payable ......................     US$        1,665,402       0.0038                 6,329                  - -
Other liabilities:
    Customer advances...............     US$              - -       0.0038                   - -                2,306
    Deferred gain...................     US$              - -       0.0038                   - -                1,958
    Seller financing ...............     US$              - -       0.0038                   - -                1,626
    Lessee deposits ................     US$              - -       0.0038                   - -                1,240
    Collections on behalf of third
    parties ........................     US$              - -       0.0038                   - -                  188
    Accruals........................     US$              - -       0.0038                   - -                  671
    Other ..........................     US$          213,674       0.0038                   812                  135
                                                                                -----------------  -------------------
TOTAL CURRENT LIABILITIES                                                       Ps.      568,552   Ps.        342,247
                                                                                -----------------  -------------------

NON-CURRENT LIABILITIES
Trade accounts payable..............     US$              - -       0.0038                   - -                  374
Long term debt......................     US$              - -       0.0038                   - -               26,012
Customer advances...................     US$              - -       0.0038                   - -                  360
Other liabilities:
    Lessee deposits.................     US$              - -       0.0038                   - -                3,468
    Seller financing ...............     US$              - -       0.0038                   - -                2,836
    Deferred gain...................     US$              - -       0.0038                   - -                  370
    Other ..........................     US$              - -       0.0038                   - -                  831
                                                                                -----------------  -------------------
TOTAL NON-CURRENT LIABILITIES.......                                            Ps.          - -   Ps.         34,251
                                                                                -----------------  -------------------
TOTAL LIABILITIES AS OF JUNE 30, 2002                                           Ps.      568,552                  - -
                                                                                =================  ===================
TOTAL LIABILITIES AS OF JUNE 30, 2001                                                        - -   Ps.        376,498
                                                                                =================  ===================



 (i) Official exchange rate prevailing as of June 30, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.   OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

      F.  OTHER EXPENSES

                                                                                EXPENSES
----------------------------------  ------------------------------------------------------------------------------------------------

                                      Cost of       Cost of       Cost of      Cost of     Administrative    Selling      Financing
               Items                properties    properties     fees for       hotel
                                       sold         leased       services     activities
----------------------------------  ------------  ------------  -----------------------------------------  ------------  -----------
Interest and index - adjustment..   Ps.     - -   Ps.     - -   Ps.     - -  Ps.      - -  Ps.       425   Ps.     - -   Ps.  47,100
Salaries and bonuses.............           277           - -           - -         7,269         10,567         1,470           - -
Depreciation and amortization....           272         7,865           - -         4,247          3,040           596         4,928
Fees and payments for services...            60           - -           - -         1,618          7,040           130           - -
Lease expense....................           - -           - -           - -           - -            451           - -           - -
Maintenance of buildings.........         3,184         3,163           - -         1,864            335            33           - -
Social security contributions....            61           - -           - -         1,669            565           267           - -
Commissions and property sales
charges..........................         3,350           - -           - -         1,711            794         2,255           - -
Advertising .....................           - -           - -           - -           - -             74         2,161           - -
Taxes, rates and contributions...             9           - -           - -           917            994           - -           - -
Mail and telephone...............           - -           - -           - -         1,005            162            66           - -
Travel expenses..................           - -           - -           - -         2,320            168            16           - -
Bank charges.....................            27           - -           - -           - -            - -           - -           677
Safe deposits box................           - -           - -           - -           - -            138           - -            43
Allowance for doubtful accounts..           - -           - -           - -           - -            106           366           - -
Freight and transportation ......           - -           - -           - -           329            312           115           - -
Director's fees..................           - -           - -           - -           - -          1,037           - -           - -
Bids lost........................           - -           - -           - -           - -            - -           - -           - -
Other............................         1,563           - -           683         1,258          2,320           503         4,469
                                    ------------  ------------  ------------ ------------- --------------  ------------  -----------
Total as of June 30, 2002........   Ps.   8,803   Ps.  11,028   Ps.     683  Ps.   24,207  Ps.    28,528   Ps.   7,978   Ps.  57,217
                                    ============  ============  ============ ============= ==============  ============  ===========
Total as of June 30, 2001........   Ps.   9,155   Ps.  10,035   Ps.   3,779  Ps.   32,862  Ps.    35,593   Ps.  15,546   Ps.  63,697
                                    ============  ============  ============ ============= ==============  ============  ===========
Total as of June 30, 2000........   Ps.  10,532   Ps.   8,805   Ps.     980  Ps.   51,779  Ps.    42,156   Ps.  14,679   Ps.  46,943
                                    ============  ============  ============ ============= ==============  ============  ===========




------------------------------------  ------------- ------------  --------------

                                      Total for     Total for      Total for
               Items                   the year     the year     the year 2000
                                         2002         2001
------------------------------------ ------------- ------------  --------------
Interest and index - adjustment....  Ps.   47,525  Ps.  56,826   Ps.  40,926
Salaries and bonuses...............        19,583       27,684        34,926
Depreciation and amortization......        20,948       22,931        23,676
Fees and payments for services.....         8,848       10,747        12,126
Lease expense......................           451        1,049           280
Maintenance of buildings...........         8,579       15,028        17,322
Social security contributions......         2,562        3,822         7,672
Commissions and property sales
charges............................         8,110        9,329         4,873
Advertising .......................         2,235        3,347         5,004
Taxes, rates and contributions.....         1,920        3,052         2,338
Mail and telephone.................         1,233          976         3,899
Travel expenses....................         2,504        2,670         5,014
Bank charges.......................           704          806         1,491
Safe deposits box..................           181          356           540
Allowance for doubtful accounts....           472          407         1,017
Freight and transportation ........           756        1,092           781
Director's fees....................         1,037        1,410         1,457
Bids lost..........................           - -          - -           184
Other..............................        10,796        9,135        12,348
                                     ------------- ------------  --------------
Total as of June 30, 2002..........  Ps.  138,444          - -           - -
                                     ============= ============  ==============
Total as of June 30, 2001..........           - -  Ps. 170,667           - -
                                     ============= ============  ==============
Total as of June 30, 2000..........           - -          - -   Ps. 175,874
                                     ============= ============  ==============


                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authotized the undersigned to signed this annual report on its behalf.




                                                     CRESUD S.A.C.I.F. Y A.



                                                     /s/  David A. Perednik
                                                     ------------------------
                                                 By:      David A. Perednik
                                                          Administrative Officer






December 9, 2002.

                                  CERTIFICATION

I, Alejandro G. Elsztain, certify that:

     1. I have reviewed this annual report on Form 20-F of Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.




/s/  Alejandro G. Elsztain
----------------------------
By:  Alejandro G. Elsztain
Chief Executive Officer


December 9, 2002


     This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

                                  CERTIFICATION
                                  -------------

I, Clarisa D. Lifsic, certify that:

     1. I have reviewed this annual report on Form 20-F of Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.




/s/  Clarisa D. Lifsic
-----------------------
By:  Clarisa D. Lifsic
Chief Financial Officer


December 9, 2002


     This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report on Form 20-F of Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Alejandro G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Alejandro G. Elsztain
--------------------------

By: Alejandro G. Elsztain
Chief Executive Officer



December 9, 2002



     This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report on Form 20-F of Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Clarisa D. Lifsic, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Clarisa D. Lifsic
------------------------

By: Clarisa D. Lifsic
Chief Financial Officer



December  9, 2002



     This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.