Form 20-F
period 2003-06-30
CRESUD INC
filed 2003-12-30
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-29190

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Av. Hipólito Yrigoyen 440, 3rd Floor,

(C1086AAF) Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing ten shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market

Common Stock, par value one Peso per share	Nasdaq National Market of the Nasdaq Stock Market*
*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of Common Stock of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2003 was:

Shares of Common Stock	124,098,095

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

CRESUD SOCIEDAD ANÓNIMA

COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

•	Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors”. Beginning on page 12.

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

CERTAIN MEASUREMENTS AND TERMS

As used throughout this Form 20-F, the terms “Cresud”, “Company”, “we”, “us”, and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In this Form 20-F, references to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters and “Hct” are to hectares. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One gallon is equal to 3.7854 liter. One hectare is equal to approximately 2.47 acres. One kilogram of live weight beef cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. dollars” are to U.S. dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited consolidated financial statements as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001. Our consolidated financial statements have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores (“CNV”), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in our financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 16 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and shareholders’ equity.

Also contained elsewhere in this annual report are the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an unconsolidated equity investee, as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001, which have been audited by Price Waterhouse & Co, member firm of PricewaterhouseCoopers, independent auditors, whose report is included elsewhere herein. As mentioned in Note 5.b) to our consolidated financial statements, we own a 22.65% equity interest in IRSA.

IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulation of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 21 to IRSA’s consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net income (loss) and shareholders´ equity.

As discussed in Note 4.k) to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However we believe that, such departure has not had a material effect on our financial statements.

Additionally, as discussed in Note 3.c) to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and the accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, such a departure has not have a material effect on the accompanying financial statements.

Until February 28, 2003 our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements; and

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

As required by Argentine GAAP we have restated the prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

References to fiscal years 1999, 2000, 2001, 2002 and 2003 are to the fiscal years ended June 30 of each such year.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003 and 2002 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co, member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors. The consolidated statements of income data for the years ended June 30, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements that are not included herein.

Our financial statements are presented in Pesos. Our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 16 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders’ equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2003 and 2002. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Note 4.k) to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However we believe that, such departure has not had a material effect on our financial statements.

Additionally, as discussed in Note 3.c) to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and the accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a material effect on the accompanying financial statements.

Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

We have used a conversion factor of 1.1232 to restate our financial statements in constant Pesos as of February 28, 2003.

	As of the year ended June 30 (1)
	2003 (2)	2003	2002	2001	2000	1999
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
INCOME STATEMENT DATA
Argentine GAAP
Sales:
Crops	18,365,808	51,424,261	48,515,035	42,218,955	40,623,930	40,024,261
Beef cattle	6,182,576	17,311,212	27,609,516	29,332,417	29,378,834	44,982,839
Milk	862,497	2,414,992	2,258,210	2,614,583	3,741,621	8,114,912
Other	285,491	799,374	1,871,419	2,730,359	3,932,311	3,472,106

Net sales	25,696,372	71,949,839	80,254,180	76,896,314	77,676,696	96,594,118

Cost of sales:
Crops	(14,080,554)	(39,425,551)	(13,817,006)	(32,078,174)	(30,238,138)	(43,268,647)
Beef cattle	(3,123,576)	(8,746,014)	(22,778,110)	(24,389,078)	(26,177,743)	(40,427,595)
Milk	(529,704)	(1,483,172)	(3,561,830)	(2,266,888)	(5,594,519)	(8,056,035)
Other	(495,504)	(1,387,410)	(2,122,473)	(2,380,039)	(2,747,053)	(3,467,299)

Total	(18,229,338)	(51,042,147)	(42,279,419)	(61,114,179)	(64,757,453)	(95,219,576)

Gross profit	7,467,034	20,907,692	37,974,761	15,782,135	12,919,243	1,374,542
Selling expenses	(2,159,039)	(6,045,309)	(10,248,016)	(11,103,948)	(10,509,886)	(10,859,282)
Administrative expenses	(1,538,971)	(4,309,119)	(8,368,493)	(8,436,876)	(8,697,485)	(9,548,045)
Net gain on sale of farms	1,739,101	4,869,484	16,573,853	5,729,612	—	20,705,474
Inventory holdings gain (loss)	4,366,005	12,224,813	(19,603,010)	(1,489,269)	157,346	(13,429,159)
Operating income (loss)	9,874,130	27,647,561	16,329,095	481,654	(6,130,782)	(11,756,470)
Financial results, net	(3,907,260)	(10,940,327)	1,506,805	12,246,539	9,694,517	12,642,511
Gain on acquisition of minority interest	—	—	—	—	—	1,364,803
Net gain (loss) from equity investments	24,288,864	68,008,820	(41,217,930)	(378,329)	(36,428)	229,715
Total other (expense) income, net	(747,103)	(2,091,888)	165,073	(339,917)	(256,692)	99,040
Management fee	(2,580,356)	(7,224,996)	—	(935,742)	(330,540)	(254,007)
Income (Loss) before income tax and minority interest	26,928,275	75,399,170	(23,216,957)	11,074,205	2,940,075	2,325,592
Income tax	(3,785,091)	(10,598,255)	(18,824,012)	(4,255,985)	(1,125,949)	(1,595,765)
Minority interest	80,016	224,046	348,884	397,526	83,916	—
Net income (loss)	23,223,200	65,024,961	(41,692,085)	7,215,746	1,898,042	729,827
Basic earnings per share (3)	0.19	0.54	(0.35)	0.06	0.02	0.006
Diluted earnings per share (3)	0.07	0.19	(0.35)	0.06	0.02	0.006
Basic earnings per ADS (3)	1.93	5.40	(3.50)	0.60	0.16	0.060
Diluted earnings per ADS (3)	0.68	1.90	(3.50)	0.60	0.16	0.060
Weighted - average number of shares outstanding	121,388,429	121,388,429	119,748,872	119,669,749	119,669,749	121,977,212
Weighted - average number of shares outstanding plus assumed conversion	246,526,666	246,526,666	119,748,872	119,669,749	119,669,749	121,977,212

US GAAP
Net sales	25,696,371	71,949,839	80,254,180	76,896,314	77,676,696	96,594,118
Net income (loss)	13,347,579	37,373,222	(124,646,942)	4,443,316	(3,745,124)	4,712,974
Basic earnings per share (3)	0.11	0.31	(1.04)	0.03	(0.03)	0.04
Diluted earnings per share (3)	0.05	0.14	(1.04)	0.03	(0.03)	0.04
Basic earnings per ADS (3)	1.10	3.08	(10.41)	0.37	(0.31)	0.39
Diluted earnings per ADS (3)	0.52	1.45	(10.41)	0.37	(0.31)	0.39
Weighted - average number of shares outstanding	121,388,429	121,388,429	119,748,872	119,669,749	119,669,749	121,977,212
Weighted - average number of shares outstanding plus assumed conversion	194,235,230	194,235,230	119,748,872	119,669,749	119,669,749	121,977,212

	As of the year ended June 30 (1)
	2003 (2)	2003	2002	2001	2000	1999
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and Investments	8,019,871	22,455,638	44,430,915	129,491,943	60,372,197	65,257,001
Inventories	8,157,849	22,841,977	38,202,209	29,294,307	36,822,844	50,077,918
Trade and other receivables	4,689,861	13,131,611	27,868,728	38,791,627	29,823,062	42,376,143
Non-current assets:
Other receivables	193,640	542,193	2,473,397	4,068,438	10,988,916	10,952,698
Inventories	13,498,924	37,796,987	29,414,567	54,741,471	61,081,508	61,555,300
Investments	121,957,785	341,481,798	121,785,625	17,829,518	17,267,244	17,377,537
Negative goodwill, net	(6,909,856)	(19,347,598)	(13,370,988)	2,638,819	3,298,523	—
Property and equipment, net	53,039,588	148,510,846	128,232,309	169,493,842	182,772,267	180,415,116
Intangible assets	132,013	369,637	841,653	1,311,662	373,513	—

Total assets	202,779,675	567,783,089	379,878,415	447,661,627	402,800,074	428,011,713

Current liabilities:
Trade accounts payable	2,614,791	7,321,416	19,471,843	20,971,141	10,809,852	13,001,511
Short-term debt	509,107	1,425,499	7,468,233	29,885,919	—	—
Other	2,260,683	6,329,912	8,856,652	3,060,752	2,807,021	4,777,587
Non-current liabilities	57,393,010	160,700,428	21,033,814	21,516,571	21,748,776	20,567,523

Total liabilities	62,777,591	175,777,255	56,830,542	75,434,383	35,365,649	38,346,621

Minority interest	73,825	206,709	430,755	533,696	130,509	7
Shareholders’ equity	139,928,259	391,799,125	322,617,118	371,693,548	367,303,916	389,665,085

US GAAP
Total assets	167,944,986	470,245,962	273,710,012	421,097,521	382,820,424	410,052,276
Shareholders’ equity	105,093,570	294,261,998	216,448,715	345,129,442	347,324,266	371,705,648

CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	4,081,955	11,429,473	27,857,421	17,311,636	18,848,628	2,678,681
Net cash (used in) provided by investing activities	(71,601,128)	(200,483,159)	33,791,076	(64,245,555)	(8,787,854)	20,596,300
Net cash provided by (used in) financing activities	59,158,706	165,644,376	(21,543,906)	26,595,742	(26,060,179)	(59,127,450)

U.S. GAAP
Net cash provided by operating activities	4,081,955	11,429,473	27,857,421	17,311,636	18,848,628	2,678,681
Net cash (used in) provided by investing activities	(71,601,128)	(200,483,159)	33,791,076	(64,245,555)	(8,787,854)	20,596,300
Net cash provided by (used in) financing activities	59,158,706	165,644,376	(21,543,906)	26,595,742	(26,060,179)	(59,127,450)

OTHER FINANCIAL DATA
Argentine GAAP
Depreciation and amortization	1,269,238	3,553,867	3,971,571	3,706,947	3,711,680	3,385,931
Capital expenditures (4)	11,070,792	30,998,217	933,548	3,154,260	5,874,511	11,534,553

(1)	We have complied with Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date. In addition, as required by Argentine GAAP we has restated the prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively. See notes 3.c and 3.d to our consolidated financial statements.
(2)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2003 which was Ps. 2.8 per US$ 1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. See notes 14 and 16.II.f) to our consolidated financial statements for details in the computation of earnings per share under Argentine GAAP and US GAAP, respectively.
(4)	Includes the purchase of farms and other property and equipment.

EXCHANGE RATES

In April 1991, Convertibility Law No. 23,928 and its regulatory decree No. 529/91 (together the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was legally obligated to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

On January 6, 2002, Congress enacted the Public Emergency Law pursuant to which the executive branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the executive branch announced the devaluation of the Peso and established a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.40 per US$ 1.00 and all other transactions were settled at a floating market rate, depending on supply and demand. See “Risk Factors – Risks Related to Argentina”.

The Public Emergency Law amends several provisions of the 1991 Convertibility Law, the most important of which are:

•	the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991;

•	the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00;

•	the elimination of the requirement that the Argentine Central Bank’s reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank’s reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices; and

•	the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

On January 11, 2002, the Argentine Central Bank ended a bank holiday that it had observed since December 21, 2001. The exchange rate began to float freely for the first time in eleven years at Ps. 1.40 per US$ 1.00. The shortage of U.S. dollars and the desperation of the people to convert their Pesos caused the exchange rate to rise 25%, closing at Ps. 1.75 per US$ 1.00. Since then, the exchange rate has continued to grow, forcing the Argentine Central Bank to intervene in the market and sell U.S. dollars in order to prevent a significant depreciation of the Peso.

Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

•	the rate of exchange is determined by free supply and demand;

•	exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so;

•	transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and (iii) debt agreements with official credit agencies or debt guaranteed by them.

Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the executive branch will continue its current policies or that further devaluations will not take place.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal Pesos per U.S. dollar. On December 16, 2003, the applicable Peso/U.S. dollar exchange rate was Ps. 2.97 = US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1998	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 1999	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2000	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2001(4)	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2002	3.8500	1.4750	3.2154	3.3700
Month Ended May 31, 2003	2.8900	2.7120	2.8000	2.8500
Month Ended June 30, 2003	2.8000	2.7200	2.7500	2.8000
Month Ended July 31, 2003	2.8700	2.7100	2.8700	2.9200
Month Ended August 31, 2003	2.9100	2.8350	2.9060	2.9560
Month Ended September 30, 2003	2.9300	2.8400	2.8650	2.9150
Month Ended October 31, 2003	2.8550	2.7870	2.8150	2.8650
Month Ended November 30, 2003	2.9950	2.8475	2.9400	2.9900

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco de la Nación Argentina did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All prices are mid market.

Source: Argentine Central Bank; Banco de la Nación Argentina, Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. dollar may affect the U.S. dollar equivalent of the Peso price of our US$ 50.0 million Convertible Notes on the Bolsa de Comercio de Buenos Aires. Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks with respect to an investment in our Company and the countries in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. It is known that investing in companies which operate in emerging markets such as Argentina is more risky than investing in consolidating markets such as companies which operate in the United States.

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

In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, by the enactment of the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

During 2002, the gross domestic product dramatically decreased by 10.9% as compared to 2001, while prices increased approximately by 41.0% and 118.0%, based on the consumer price index and on the wholesale price index, respectively. During 2003, economic indicators showed some signs of recovery. During the first half of the year, the gross domestic product increased by 6.6% as compared to the same period in 2002, while prices increased by 10.2% and decreased -8.1% based on the consumer price index and on the wholesale price index, respectively.

Political and economic instability has affected and could affect in the future commercial and financial activities

Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs This government took certain measures that caused social discontent and the resignation of Minister of Economy, Domingo Cavallo, the following day. On December 21, 2001, after declaring a state of siege, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

Following the resignation of an interim President, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former

President De la Rúa. During the government of President Duhalde a number of far-reaching initiatives were undertaken, including:

•	ratifying the suspension of payment of almost all of Argentina’s sovereign debt declared by the interim President;

•	ending the Peso-U.S. dollar parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

•	converting certain U.S. dollar-denominated debts ruled by argentine law into Peso-denominated debts at a one-to-one exchange rate, plus an index known as CER:

•	converting, with limited exceptions (financial and commercial), U.S. dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar; and

•	restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

•	enacting an amendment to the Argentine Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds.

On April 27, 2003, the presidential elections took place, in which Carlos Menem and Néstor Kirchner obtained the first and second place, respectively, in terms of votes. On May 14, 2003, Carlos Menem decided not to participate in the run-off. Based on Menem’s decision, Kirchner was elected President of Argentina on May 25, 2003 for a four-year term ending December 10, 2007.

The Kirchner administration has continued the economic policies of his predecessor, and the official candidates have succeeded in the subsequent elections, providing a higher political support to the elected president, who obtained the lower number of votes all over the Argentine history.

However, and despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

Although the agribusiness sector has been less affected than other business sectors by the current crisis, because many of its commodities are exported and have internationally fixed prices, these conditions have had and could have a material adverse effect on our cattle and milk operations, since all of our production is sold in the Argentine market. In addition, these conditions have had and could have a material adverse effect on our financial condition and results of operation as they have paralyzed, and could paralyze in the future, investment and consumption decisions, thus causing a reduction in retail sales, sales of real estate and demand for office and commercial space.

Argentina’s insolvency and default on its public debt had deepened the financial crisis

As of December 2001, Argentina’s total gross public debt was approximately US$ 137.0 billion. On December 23, 2001, former interim President Rodríguez Saá declared the suspension of payments on certain of Argentina’s sovereign debt, and President Duhalde ratified this measure on January 2, 2002. In addition, in 2002, the principal international rating agencies have downgraded the rating of Argentina’s sovereign debt.

On November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country’s rift with the international financial establishment and damaging relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank are likely to become international financial pariahs and, though Argentina fully intends to meet its obligations once an IMF agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank is considering the suspension of disbursements on projects that aid the country’s poor, consequently, Argentine exports and imports which are being finance by international loans will probably be badly affected by this measures hardening this transactions.

Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the International Monetary Fund (“IMF”) and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

The agreement signed with the IMF set forth that the Government surplus– before paying the debt – should be 3% for the first year, which is equivalent to US$ 4,200 million. Targets for years 2005 and 2006 will be set once an agreement between the country and the private creditors is reached.

The Argentine Capital Market Institute stated in a report that is part of a document about the external debt rescheduling that a 3% surplus of GDP and a growth rate in actual terms of 3% up to 2007 would not allow Argentina to meet its obligations in years 2005, 2006 and, especially 2009. During those years, principal and interest installments related to BODEN and secured loans would become due, which were not included in the debt rescheduling, amounting to US$ 354 million, US$ 272 million and US$ 1,154 million, respectively.

At the annual meeting of the IMF and the World Bank in Dubai, the Argentine economy officers made an exchange offer to private creditors. They proposed that creditors exchange their debt instruments for any of the new government securities that are to be issued. Holders might opt for bonds in dollars, euros or pesos adjusted for inflation. Interest rates, payment terms and the percentage of loss of nominal value would be defined in subsequent negotiations. To date, no agreement has been reached. The government´s offer that involved writing down 75% of the value of the defaulted debt, the refuse to pay interest arrears and the issuance of new long interest bonds, which would have amounted to a cut of up to 90% in the present value of the original bonds has been widely rejected by most creditors.

On December 3, 2003, the Argentine bondholder´s committee, a New York based group, made a counter offer which would accept a write off of 35% in the nominal value of the defaulted debt, but Argentina would have to honour overdue interests.

As of November 13, 2002, Standard & Poor’s maintained Argentina’s long-term local and foreign currency sovereign credit ratings at “SD” (selective default), indicating that Argentina is defaulting on some of its obligations. Fitch IBCA and Duff & Phelps maintained the “DDD” ratings for the long term debt (with a negative rating watch) and the ratings for the short term debt at “C”. Moody’s Investors Service qualified Argentina’s foreign currency country ceiling for long-term bonds at Caa1 with a stable rating outlook.

As of November 30, 2003 Argentina´s public debt totaled US$ 185.2 billion, or 143% of its GDP, where US$ 106.8 billion had to be restructured.

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear.

As a result, our business, financial condition and result of operations will likely be materially and adversely affected, as paralysis of the economy and inflation negatively affect consumers’ purchasing power, which in term, affects our beef cattle and milk business.

The Argentine Peso has been subject, and may continue to be subject to substantial depreciation and volatility

The Argentine government’s economic policies and any future changes in the value of the Peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the U.S. dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per U.S. dollar. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”) puts an end to ten years of U.S. dollar-Peso parity, and the Argentine government has authorized a free floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling U.S. dollars.

At present, the country has a floating exchange rate, which as of December 16, 2003 is Ps. 2.97 = US$ 1.00, according to Banco de la Nación Argentina data.

No assurance can be given that future policies to be adopted by the Argentine government will be able to control the value of the Peso or that the Argentine government will not enforce a differentiated exchange rate regime for foreign trade, establishing regulated rates for exports and imports which could differ from rates set in the non-regulated market. These policies could materially and adversely affect our financial condition and results of operations.

The devaluation of the Peso has adversely affected Argentine economic conditions and our financial position

On January 6, 2002, Congress enacted the Public Emergency Law, putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the executive branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Since the end of the Convertibility Law, according to numbers released by the Instituto Nacional de Estadística y Censos (“INDEC”) the consumer price index increased 41% during 2002 and 3.9% during the first eleven months of 2003, as compared to the same period of the previous year respectively. In addition the wholesale price index grew 118% during 2002 and -2.9% during the first ten month of 2003 as compared to the same period of the previous year respectively.

The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may materially and adversely impact, among other items: (i) the revenues produced by the beef cattle and milk sectors; (ii) the realized revenues that IRSA received for services offered in Argentina, such as rental contracts; (iii) our asset valuations; and (v) our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

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

There is risk that the Argentine financial system may collapse

Although the amount of deposits in the Argentine banking system has been decreasing during the last few years, during the last quarter of 2001, a significant amount of deposits were withdrawn from Argentine financial entities as a consequence of the increasing political instability and uncertainty. This run off of deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities in an attempt to pay back depositors. However, the general unavailability of external or local credit created a liquidity crisis, which triggered numerous payment defaults which in turn undermined the ability of many Argentine banks to pay back depositors.

To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the “corralito,” are no longer in effect, although exchange control restrictions remain in effect. Despite the “corralito,” between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution which involve funds frozen in the financial system.

The “corralito” led to the paralysis of virtually all commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

The strength of the financial system is relevant to our business projects and operations. Although the corralito is no longer in effect and confidence in banks is slowly returning, we can not assure you that Argentine financial system will not collapse or that it will recover its pre crisis strength.

The paralysis of Argentine payment system is adversely impacting economic activity and our ability to operate

Over long periods, Argentina has had access to external financing. The default on its external debt and the characteristics of the rescheduling proposed by the country would hamper the obtainment of financial resources from abroad.

Argentina has incurred the highest default of its history in nominal terms, and the fact that this situation has not been resolved prevents the country from obtaining further foreign financing. Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the IMF and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear.

Moreover, the solvency of the Argentine financial system is still in jeopardy, and the system’s failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus materially and adversely affecting our financial condition and results of operations, especially due to the rise in our defaulting obligors and our diminished possibility of obtaining new loans.

Inflation may escalate and further undermine the economy

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through December 31, 2002, the consumer price index and the wholesale price index exhibited cumulative increases of 41.0% and 118.0%, respectively. During 2003, inflation has been relatively stable. In October 2003, the wholesale price index decreased 2.9% as compared to 2002. Although there is a considerable concern that significant inflation will continue if the Argentine Central Bank prints currency to finance public-sector spending or financial institutions in distress, such inflation has previously materially undermined the Argentine economy and the government’s ability to create conditions that would engender growth.

The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The sustainable success of such measures in the future will depend on the ability of the Argentine government to generate confidence among the local and international financial and business communities. Without such confidence, it is likely that inflation rates will increase significantly, investment and economic activity will contract further, unemployment will increase beyond current levels, tax revenue (excluding inflationary effects) will drop and the fiscal deficit will widen.

High unemployment and other labor difficulties have contributed to the social unrest in Argentina and may affect our operations

In May 2002, the official unemployment rate in Argentina was 21.5%. Even though in May 2003 the unemployment decreased to 15.6%, showing a recovery in this field, unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the Duhalde´s administration included in its 2003 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have not yet mitigated the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect our results of operations.

Promulgations of laws related to foreclosure on real state adversely affect property rights

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary dwelling, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law formally suspending the ability to foreclose on mortgaged properties for a term of ninety days, reinstating the earlier “formal” suspension on foreclosures that ended on November 14, 2002. This suspension was extended until September 2, 2003. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law gave solution to this situation. On November 6, 2003 the Congress enacted Law No. 25,798 in order to grant certain facilities to the debtors and discharge the payment of their due and payable debts.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the current Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy and foreign trade of agricultural products in particular. We cannot assure you that laws and regulations currently governing the economy and foreign trade of agricultural products will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor future foreign-currency denominated debt obligations.

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

Risks Related to Our Business

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations

Prices for cereals, oilseeds and by-products, like those of other commodities, can be expected to fluctuate significantly. The prices that we are able to obtain for our agriculture products from time to time depend on many factors beyond our control including:

•	prevailing world prices which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in the agriculture subsidies levels of certain important producers (mainly the USA and the European Economic Community) and the adoption of other government policies affecting industry market conditions and prices; and

•	demand for and supply of competing commodities and substitutes.

During fiscal year 2003, prices for cereals, oilseeds and by products, increased. From June 2002, to June 2003, prices in U.S. dollar for soybean, corn and wheat increased 7.9%, 5.6% and 4.9% respectively, showing a highly positive trend towards December 2003, specially in the case of soybean.

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

Worldwide competition in the markets for our products could adversely affect our business and results of operations

We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oil seed than in the cereal market and is also benefited from the increase in the Asian demand for the former product. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than we are and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries that do not exist in Argentina. These subsidies may allow them to produce at lower costs than we do and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases monthly our entire raw milk production, our business may be adversely affected

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales.

We currently sell our entire raw milk production to one customer in Argentina. For fiscal year 2003, these sales represented 3.4% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

We may not be able to sell our land at its appraised value in U.S. dollars and this may adversely affect our ability to pay our U.S. dollar-denominated debt

As a result of devaluation, and the consequent increase in agricultural exports, the price of our properties increased its dollar-value to the record levels of 1998, being 40% above of the last decade values. However, we cannot assure you that these values could be maintained. Therefore, if we are forced to sell one or more of our properties to satisfy U.S. dollar-denominated debt service obligations, the proceeds from such sales may decrease in the future, due to devaluations, and this could have an adverse effect on our ability to satisfy such debt obligations.

We may face potential conflicts of interest relating to our principal shareholders

As of November 30, 2003 our largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 34.0% of our common shares. As of November 30, 2003, this consists of 44,410,596 of our common shares owned by Inversiones Financieras del Sur S.A., an Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A..

Pursuant to a consulting agreement with Dolphin Fund Management S.A, we pay a management fee equal to 10% of our annual net income for certain agricultural advice and other administrative services.

As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock.

As a consequence of the spin off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management) is currently the Chairman of Consultores Asset Management S.A.

Conflicts of interest between our management, ourselves and our affiliates may arise in the performance of our respective business activities. Mr. Eduardo S. Elsztain is also the beneficial owner of approximately 25.1% of the common shares of IRSA, an Argentine company that currently owns approximately 54.2% of the common shares of its subsidiary Alto Palermo S.A. (APSA) (“APSA”) whose CEO is Mr. Alejandro G. Elsztain, the CEO of Cresud. In some circumstances, our interests may not be the most important consideration to our principal shareholders or to their affiliates with influence over our actions. We cannot assure you that our principal shareholders will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

We depend on our senior management

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our president and chairman of the board of directors, and Alejandro G. Elsztain, our chief executive officer. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We hold positions in Argentine securities, which are more volatile than United States securities, and carry a greater risk of default

We currently have and in the past have had certain investments in Argentine government debt, corporate debt, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses during the last years. Although our holding of these investments, with the exception of IRSA, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

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

We could be adversely affected by our investment in IRSA if IRSA’s value decreases

From December 2000 to July 2002, we acquired approximately 20.29% of IRSA for a total consideration of Ps. 127.26 million. Initially, we classified this investment as a current investment and carried it at market value. Effective March 31, 2002, as a result of a change in our strategy to hold such shares as a permanent investment, we began valuing our investment in IRSA using the equity method of accounting.

As of June 30, 2003, we owned a 22.65% equity interest in IRSA representing an investment value of Ps. 133.6 million. In addition, as of such date, we owned IRSA´s Convertible Notes for a total amount of US$. 49.7 million. Consequently, as of June 30, 2003, our investment in IRSA amounted to Ps. 303.2 million representing 53.40% of our consolidated assets.

Our investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA’s control. Any one or more of these risks might materially and adversely affect IRSA’s business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA’s ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market is relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment.

It is possible that these or other factors or events will impair IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. During fiscal year ended in June 30, 2003 the price of IRSA share increase by 67% from Ps. 1.5, on June 30, 2002 to Ps. 2.5 on June 30, 2003. Whilst, from fiscal year 2001 to fiscal year 2002 the price decreased 52% from Ps. 3.17 to Ps. 1.5. Given the relative size of our investment in IRSA, any decline could continue to give us a material adverse effect on our financial condition and results of operations.

The creation of new export taxes may have an adverse impact on our sales

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has recently imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. Export taxes might have a material and adverse effect on our sales. We produce exportable goods, and, therefore, an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may result in a decrease to our sales. We cannot guarantee what the impact of these measures will be, or any other future measures that might be adopted by the Argentine government, on our financial condition and result of operations.

Government intervention in our markets may have a direct impact on our prices

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the price of our products.

The Investment Company Act may limit our future activities

Under Section 3(a)(3) of the Investment Company Act of 1940, as amended, an investment company is defined in relevant part to include any company that owns or proposes to acquire investment securities that have a value exceeding 40% of such company’s unconsolidated total assets (exclusive of U.S. government securities and cash items). Investments in minority interests of related entities as well as majority interests in consolidated subsidiaries which themselves are investment companies are included within the definition of “investment securities” for purposes of the 40% limit under the Investment Company Act.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentina company engaged in a range of real estate activities. At June 30, 2003, we owned approximately 22.6% of its outstanding shares, and our total investment in IRSA represented approximately 53.4% of our total assets.

Although we believe that we should not be an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act.

Although the matter is not free from doubt, we believe that we may be exempt from registration as an investment company under the Investment Company Act so long as we do not offer or sell securities in the United States or to U.S. persons while our status under the Investment Company Act remains uncertain. Accordingly, due to the uncertainty regarding our status under the Investment Company Act, we may not be able to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exception under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act, which is a lengthy and highly uncertain process.

Moreover, if we offer and sell securities in the United States or to U.S. persons and we were deemed to be an investment company and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or whose performance entails a violation of, the Investment Company Act, including any such securities, may not be enforceable against us.

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”) for United States federal income tax purposes for the tax year ending June 30, 2003, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Different Corporate Disclosure and Accounting Standards

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior manager, and all or a substantial portion of our assets and of these persons are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

Risks Related to IRSA’s Business

The Argentine Central Bank imposed restrictions on the transfer of funds outside of Argentina which could prevent IRSA from servicing certain of its external debt as it comes due, and could therefore result in the acceleration of all of its indebtedness and its inability to remain a going concern.

Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank was required for all transfers of funds related to debt principal or interest payments outside of Argentina up to February 8, 2003.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Therefore, it cannot be ensured whether Communication “A” 3944 will be in force until maturity of IRSA´s existing debt. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent IRSA from meeting its liabilities abroad in foreign currency.

IRSA cannot assure you that the Argentine Central Bank will not amend the current regulations and require again its authorization for payments abroad. In this case, IRSA cannot assure you that the Argentine Central Bank will authorize principal payments to its foreign creditors pursuant to the terms of its existing financial agreements. Even if IRSA obtained such authorization, IRSA cannot assure you that a scarcity of U.S. dollars would not become in an important obstacle to convert a large amount of Pesos into U.S. dollars complicating its U.S. dollar-denominated debt payments. If, in the future, the authorization of the Argentine Central Bank is reinstalled and does not authorize IRSA to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to IRSA from outside Argentina or IRSA is able to renegotiate the indebtedness that is subject to such restrictions. Although IRSA may in the future undertake to obtain such financing or renegotiate its indebtedness, IRSA cannot assure you that such efforts would succeed and enable IRSA to remain a going concern.

IRSA is highly leveraged and may be unable to pay its debt

IRSA have, and expect to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2003, IRSA had approximately Ps. 679.5 million of financial debt.

The amount of leverage that IRSA has and may incur in the future could have important consequences which include limiting its ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and requiring IRSA to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. IRSA´s high leverage placed them at a disadvantage position against its competitors who were not as leveraged as IRSA was, limited its ability to react to changes in market conditions, the real estate industry and economic downturns. Nowadays, IRSA is recovering from its debt crisis but IRSA cannot assure you that IRSA will not relapse and become unable to pay its debt.

IRSA may not be able to generate sufficient funds from operating cash flows to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any of the various financial and other covenants in its debt arrangements, the holders of its debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA´s ability to service debt obligations or to refinance them will depend upon future financial and operating performance, which will, in part, be subject to factors beyond their control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, IRSA may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay their obligations.

IRSA may face potential conflicts of interest relating to its principal shareholders

IRSA´s largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 25.1% of its common shares. As of November, 2003, this consists of:

•	3,531,539 of its common shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Consultores Asset Management S.A. (formerly Dolphin Fund Management), a company where Mr. Eduardo S. Elsztain has a controlling interest;

•	49,912,350 of its common shares owned by Cresud, for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of its common shares held for the account of Cresud; and

Conflicts of interest between IRSA´s management, IRSA and IRSA´s affiliates may arise in the performance of IRSA´s respective business activities. Mr. Elsztain also benefitially own (i) approximately 34.0% of our common shares. Additionally we own approximately 40.3% on a fully diluted basis of IRSA´s common shares and (ii) IRSA owns approximately 56.0% of the common shares of its subsidiary APSA. In some circumstances, IRSA´s interests may not be the most important consideration to its principal shareholders or to their affiliates with influence over IRSA´s actions. IRSA cannot assure you that its principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in its interest.

The devaluation of the Argentine Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of IRSA´s operations and financial condition

For so long as the Convertibility Law remained in effect, IRSA had no exchange rate risk relating to its Peso-denominated revenues and its U.S. dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate one Peso to one U.S. dollar. Nevertheless, the majority of its liabilities was subject to New York law and thus has not been converted into Pesos. As of June 30, 2003 IRSA´s dollar denominated debt amounted to US$ 220.2 million.

IRSA realizes a substantial portion of its revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. dollar value of its earnings and, thus, impaired IRSA´s financial condition. Moreover, its Peso-denominated assets (which represent 90% of its total assets as of June 30, 2003) have depreciated against its indebtedness denominated in foreign currency. As of June 30, 2003, IRSA had outstanding debt amounting to Ps. 679.5 million, of which, 87% was denominated in U.S. dollars. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition, and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Since its significant exposure to U.S. dollar-denominated liabilities, its results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively IRSA´s results while strong appreciations will influence positively.

The mandatory pesification of contracts originally denominated in U.S. dollars will adversely affect IRSA´s profitability

Although IRSA´s lease agreements and seller financing loans were denominated in U.S. dollars, the Argentine government mandatorily converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory “pesification” by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the CER, IRSA cannot assure you that an adequate adjustment will apply to amounts payable to IRSA under its lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties and may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although part of IRSA´s new lease agreements are dollar denominated, the mandatory pesification of contracts originally denominated in U.S. dollars is likely to materially and adversely affect its financial condition and its ability to pay its liabilities denominated in U.S. dollars (mostly banking and financial loans), because its cash flows will be mostly denominated in devalued Pesos.

The Argentine government may impose additional restrictions on the lease, operation and ownership of property

In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government has imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited eviction of tenants, even for failure to pay rent. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect its operations and profitability.

There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market, in general, and the rental market, in particular. Furthermore, most of IRSA´s leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA´s rental income.

IRSA holds positions in Argentine securities which are more volatile than United States securities, and carry a greater risk of default

IRSA currently has and in the past has had certain investments in Argentine government debt, corporate debt and equity securities. In particular, IRSA holds a significant interest in Banco Hipotecario S.A. (“Banco Hipotecario”), an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which IRSA has invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. IRSA cannot assure that the issuers in which IRSA has invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of its investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, and may have little if any value.

Real estate investments are subject to many risks

IRSA´s real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within its control. Any one or more of these risks might materially and adversely affect its business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

IRSA´s ability to generate income from its properties sufficient to service its debt and cover other expenses may be adversely affected by the following factors, among others, some of which IRSA cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for IRSA;

•	increased competition from other real estate operators which might drive down its prices and profits;

•	changes in IRSA´s ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

•	increases in operating expenses which could lower IRSA´s profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof and the ability of IRSA´s tenants to provide adequate maintenance and insurance, possibly decreasing the life of and revenue from a property; and

•	the exercise by IRSA´s tenants of their legal right to early termination of their leases.

In addition, other factors may adversely affect the performance and value of its properties, including changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced, in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede its ability to respond to adverse changes in the performance of its investments could have a material adverse effect on its financial condition and results of operations.

Real estate market illiquidity and declining property values in U.S. dollars may adversely affect IRSA´s financial condition

The Argentine crisis, including the devaluation of the Peso, deteriorated the value in a U.S. dollar basis and increased the illiquidity of real estate investments. In spite of the fact that during the last months, the value in U.S. dollars of the real state investments has begun to recover, it may be more difficult for IRSA to adjust its property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks and have heightened uncertainty and eroded confidence in the possibility of recovery. If IRSA is forced to sell one or more of its properties in order to cover operating expenses or to satisfy debt service obligations, or if IRSA was liquidated, the proceeds from such sales might be less than its total investment in the properties sold.

IRSA´s business is subject to extensive regulation

The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. IRSA is required to obtain approval from various governmental authorities for its development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect its results of operations and levels of cash flow necessary or available to meet its obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. IRSA and its affiliates’ operations are also subject to federal, state and municipal environmental laws applicable in Argentina. IRSA believes that such laws and regulations currently do not materially affect its business or results of operations. IRSA cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on its business

Argentine lease law imposes lease restrictions that limit IRSA´s flexibility

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although a lot of its lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for IRSA to increase the amounts owed under its lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by IRSA´s tenants could materially and adversely affect its business and IRSA cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming

Despite the enactment of a law amending the Argentine civil procedures that by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, historically, the heavy workload on the courts that hear these matters and the numerous procedural steps required have generally delayed efforts of landlords to evict tenants. Before the enactment of the above mentioned law, eviction proceedings generally lasted from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings.

Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on its financial condition and results of operation.

IRSA´s assets are concentrated in the Buenos Aires area

Its principal properties are located in the city of Buenos Aires and the greater Buenos Aires area and a substantial portion of its revenues are derived from such properties.

For the fiscal year ended June 30, 2003, 100% of its sales were derived from properties in the city of Buenos Aires and greater Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside of the city of Buenos Aires and the greater Buenos Aires area, IRSA expects to continue to depend to a very large extent on economic conditions in those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition.

IRSA´s real estate activities through subsidiaries and joint ventures are subject to additional risks

IRSA conducts a substantial part of its real estate activities through subsidiaries and strategic alliances with other companies. IRSA has several important investments in companies, the most important of which is APSA where IRSA owns the majority of the voting stock. In the future, IRSA may increase its real estate activities through such vehicles. As a result, IRSA depend to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from them to maintain its profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, its partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from IRSA’s; or

•	take actions that are contrary to IRSA´s instructions or requests or that are otherwise contrary to its interests.

Development and construction activities are inherently risky

IRSA is engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with its development and construction activities include the following, among others:

•	IRSA may abandon development opportunities and renovation proposals;

•	construction costs of a project may exceed its original estimates, making a project unprofitable;

•	occupancy rates and rents at a newly completed project may be insufficient to make the project profitable;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	IRSA may be unable to obtain financing on favorable terms for the development of the project;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	IRSA may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

IRSA is subject to shopping center operating risks that may result in lower profitability of its shopping centers

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on IRSA, if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of its shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave its shopping centers. This has reduced the occupied space and consequently, its revenues.

The concept of the shopping center is relatively new and in a development process in Argentina

The concept of the shopping center and the broad use of shopping centers by consumers is only beginning to develop in Argentina. The first shopping center of Argentina was inaugurated in 1987. Although there has been a considerable expansion of shopping center properties, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of IRSA business plan depends to a certain extent on the continued shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by IRSA.

The shift of consumers to purchasing goods over the Internet may hurt IRSA´s shopping center sales

During the last years, retail sales by means of the Internet have grown very significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and that they are likely to continue doing so. If e-commerce and retail sales through the Internet continue to grow at current rates, consumers’ reliance on traditional distribution channels such as its shopping centers could be materially diminished, having a material adverse effect on its financial condition, results of operations and prospects.

IRSA´s future acquisitions may be unprofitable

IRSA intends to acquire additional properties to the extent that they will be acquired on advantageous terms and meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	the risk that investments will fail to perform as expected; or

•	the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

IRSA´s investments in Internet companies are subject to high risk

IRSA´s Internet investments, through its subsidiary, APSA, involve a high risk. Internet companies are relatively new and there is little or no historical operating and financial information available to analyze. Additionally, in the first years of operation, Internet companies do not generate earnings or positive cash flows, and their losses must be covered with capital contributions from the investors. There is no assurance that Internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, IRSA´s risks associated with Internet companies include the possibility that:

•	IRSA will not recover the investments already made and the one committed; and

•	IRSA will have to increase its capital contributions to finance the Internet companies.

•	IRSA may also experience the following additional risks with respect to its investment in Internet companies:
•	the possibility that the internet company might not maintain and/or increase the level of traffic of the sites;

•	the internet company might not adapt itself or anticipate the changes in the market;

•	the internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

•	the chance that the world wide web will not be able to handle the site traffic;

•	the difficulty in generating expected income;

•	the failure in the administration of expansion of operations; and

•	the lack of efficiency to merge new lines of business to the existing operations.

Moreover, it should be taken into account that the expected level of use and acceptance of the Internet and of online services might never be reached.

IRSA´s shopping center business is subject to competitive pressure

Most of its shopping centers are located in the city of Buenos Aires and greater Buenos Aires. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of its properties. The number of competitive properties in a particular area could have a material adverse effect on IRSA´s ability to lease retail space in its shopping centers or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. To date, there have been relatively few companies competing with IRSA for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on its results of operations.

IRSA is subject to the risk of payment defaults due to its investments in credit card businesses through its subsidiary APSA

Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	loss of value of actual salaries.

These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of operations of IRSA´s credit card business. Recessionary economic conditions in Argentina have persisted for several years and have worsened in recent years. In addition, if its credit card business is adversely affected by one or more of the above factors, the asset quality of its securitized receivables are also likely to be adversely affected. Therefore, IRSA could adversely be affected to the extent that at such time we hold a participating interest in any such securitized receivables.

A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders’ incomes, thus, adversely affecting its credit card revenue collections.

IRSA may not be able to recover the mortgage loans it has made

In recent years, IRSA has provided mortgage financing to purchasers of units in its residential development properties. Before January 2002, its mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 3 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. dollar denominated debts into Pesos at the exchange rate of Ps. 1.0 to U.S. dollars 1.0 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the dollar value of its outstanding mortgage loans which at June 30, 2003, aggregated approximately Ps. 2.9 million.

IRSA is subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect its cash flow. Argentine law imposes significant restrictions on its ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, IRSA does not have the right to foreclose on the unit. Instead, in order to reacquire a property, IRSA is required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. However, the Public Emergency Law established the suspension of all the judicial and non-judicial enforcements including the enforcement of mortgages and pledges, regardless of its origin. Nowadays, private and financial entities have voluntarily decided to suspend foreclosures, meanwhile Law No. 25,798 has been enacted by Congress in order to give a definite answer to the problem of default in payment of mortgage loans. IRSA cannot assure you that they will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

IRSA cannot assure you that any future inflation adjustment coefficient will adequately reflect inflation or that such adjustment will not increase delinquency on its outstanding mortgage portfolio, thus reducing future revenues.

IRSA´s subordinated participations in securitized mortgage loans may have no value

Additionally, on December 2001, IRSA securitized almost the entirety of the mortgage portfolio originated by them since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acts as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. IRSA holds all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid for.

This portfolio was originally originated in U.S. dollars and mandatory converted into Pesos in January 2002. Additionally, mortgages in the trust are subject to inflation adjustment. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May 2002, inflation adjustment on residential mortgages on homes granted to individuals was eliminated until October 2002, when adjustment was performed according to a different inflation index, the Coeficiente de Variación Salarial (“CVS”). Pursuant to Law No. 25,796 the CVS will no longer be in effect as from April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The asset quality of the portfolio has declined as a result of the current economic crisis in Argentina, and as a result IRSA cannot assure you that the trust will have sufficient or any funds to service initially the subordinated certificates held by them. If it does not, the value of these bonds might be considerably reduced or even equal to zero.

As of October 31, 2003, Classes A and B were completely amortized.

On October 31, 2003, Classes C and D face value ascended to Ps. 1.3 million and Ps. 10.3 million, respectively.

IRSA cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by them (and included in the annual report), will be the actual one, as successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Finance, which could have further consequences on the respective cash flows.

IRSA is subject to risks affecting the hotel industry

The full-service segment of the lodging industry in which IRSA operates its hotels is highly competitive. The success of its hotels will depend, in large part, upon its ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. IRSA´s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests.

In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of its hotels depends on:

•	IRSA´s ability to form successful relationships with international operators to run its hotels;

•	changes in travel patterns, including seasonal changes; and

•	taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA is dependent on its senior manager Eduardo Elsztain

IRSA´s success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, its chief executive officer, president and chairman of the board of directors. The loss of his services for any reason could have a material adverse effect on its business. If its current principal shareholders were to lose their influence on the management of its business, its principal executive officers could resign or be removed from office.

IRSA´s future success also depends in part upon their ability to attract and retain other highly qualified personnel. IRSA cannot assure you that they will be successful in hiring or retaining qualified personnel, or that any of its personnel will remain employed by them.

APSA’s use of financial instruments for hedging may result in material losses

APSA uses various off-balance sheet financial instruments to reduce its financing cost associated with its borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and generally do not constitute positions independent of those exposures.

Nevertheless, APSA’s hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on its financial condition. APSA has experienced net hedging losses in the past, and could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, APSA bears the credit risk of counterparties being unable to meet the terms of their contracts; and APSA may be unable to recover damages from any such defaulting counter party through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase its loss which could be material.

As of October 31, 2003, APSA was not using any other derivatives.

Risks Related to the ADSs and the Shares

Different Corporate Disclosure and Accounting Standards

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

IRSA is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment

IRSA is a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of its directors and its senior managers, and all of its assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon IRSA or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised by its Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against IRSA.

If IRSA is considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of its securities would suffer negative consequences

Based on the current and projected composition of its income and valuation of its assets IRSA does not believe IRSA was a PFIC for United States federal income tax purposes for the tax year ending June 30, 2003, and IRSA does not currently expect to become a Passive Foreign Investment Company (“PFIC”), although there can be no assurance in this regard. The determination of whether IRSA is a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in its asset or income composition or if its projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of its income and assets and the accuracy of our projections. If IRSA becomes a PFIC, United States Holders of its shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by IRSA or upon a sale or other disposition of its shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF CRESUD

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) on February 19, 1937 under number 26, on page 2, book 45 of national bylaws volume. Pursuant to our Bylaws, our term of duration expires on July 6, 2082. Our principal executive offices are located at Av. Hipólito Yrigoyen 440, 3rd Floor, (C1086AAF) Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar

Please notice that as from January, 2004, we will move our headquarters to Moreno 877, (C1091AAQ), Buenos Aires, Argentina, keeping the same telephone numbers.

History

We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima), and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) on February 19, 1937. We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, the business of providing rural and urban loans in Argentina. We were incorporated to, among other things, administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and, on December 12, 1960, were listed on the Bolsa de Comercio de Buenos Aires. From 1960s to 1970s, our business shifted to exclusively agricultural activities.

During a period of approximately two years and ending in September 1994, Dolphin Fund Management S.A. acquired on behalf of certain invertors an aggregate of 22% of our outstanding shares on the Bolsa de Comercio de Buenos Aires. In September 1994, an investor group led by Dolphin Fund Management S.A. and including Dolphin Fund plc. (former Quantum Dolphin plc.) acquired the control by purchasing an additional 51.4% of our outstanding shares. In November 1994, the investor group acquired an additional 13.6% of our outstanding shares. On May 29, 1995, we completed a rights offering in Argentina which was fully subscribed and added paid-in capital of Ps. 144.9 million (including prior capital contributions of the investor group of Ps. 61.8 million). On December 31, 1996, Dolphin Fund plc., owned 39.0% of our shares.

From June 30, 1994 (approximately two months prior to the change of control) to June 30, 1996, our net worth increased from approximately Ps. 37.6 million to Ps. 196.3 million, our total assets have increased from Ps. 40.5 million to Ps. 210.8 million, the number of our farms increased from seven to sixteen, the number of our hectares from approximately 20,263 to 345,410, the number of our leased hectares from 5,350 to 16,381, the number of our hectares sown from 4,719 to 15,839, the number of our leased hectares sown from 736 to 6,227 hectares, the number of beef-cattle heads from 20,177 to 58,346 and the number of our cattle head involved in milk production from approximately 1,669 to approximately 4,262.

From December 2000 to June 2003, we invested approximately Ps. 133.6 million to acquire approximately 22.65% of the outstanding shares of IRSA. In addition, we owned IRSA´s Convertible Notes for a total amount of US$ 49.7 million. Consequently, as of June 30, 2003, our investment in IRSA amounted to Ps. 303.2 million representing 53.40% of our consolidates assets. IRSA is one of Argentina´s largest real estate companies. As of June 30, 2003, IRSA had total assets of Ps. 2,053.0 million, and its net gain for the fiscal year ended June 30, 2003, was Ps. 286.5 million.

On September 29, 2000, our board of directors, pursuant to the provisions set forth in Section 83, subsection 1º of Law 19.550, decided the merger of the companies “Agro Riego San Luis S.A.” and “Colonizadora Argentina S.A.” in our Company, effective as from July 1st, 2000; and on August 30, 2002 approved the signing of a final merger agreement with the absorbed companies Agroriego San Luis S.A. and Colonizadora Argentina S.A.

As of June 30, 2003, our net worth was Ps. 391.8 million, total assets were Ps. 567.8 million, the number of farms owned by us, together with our subsidiaries, was nineteen, the number of owned hectares was 436,929 (including 35.723% of 8,299 hectares owned by Agro-Uranga S.A., and 50% of 170 hectares owned by Cactus Argentina S.A.), the number of hectares sown was 27,255 (including 35.723% of 7,460 hectares sown by Agro-Uranga S.A.), the number of leased hectares sown was 13,628, the number of beef-cattle heads was 81,747 (including 35.723% of 3,478 owned by Agro-Uranga S.A.) and the number of cows involved in milk production was 2,786 (including 35.723% of 671 cows owned by Agro-Uranga S.A.). For fiscal year ended June 30, 2003, our total sales totaled Ps. 71.9 million.

As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management S.A.) is currently the Chairman of Consultores Asset Management S.A.

Issuance of Convertible Notes

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50 million units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder´s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering. Proceeds of the offering were applied to subscribe IRSA´s Convertible Notes.

As of December 16, 2003, the holders of Convertible Notes exercised their conversion right. The total number of notes converted amounted to 4,696,370 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 9,248,449 with a face value of Ps.1 each.

The number of Convertible Notes currently outstanding amounts to US$ 45,303,630, while the number of Company shares is 133,828,237.

Purchase of IRSA´s Convertible Notes

During November and December 2002, we purchased 49.7 million Convertible Notes issued by IRSA. The notes, that mature in 2007, bear an 8% annual interest rate and grant the holder at the time of conversion to 49.7 million option to subscribe common stock. The conversion price and the warrants price established are as follows:

•	The conversion price is US$ 0.545 per share, while the warrant price is US$ 0.6541 per share.

•	For each of IRSA’s convertible note the holder has the right to convert it to 1.8349 common shares (1.8349 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

B. BUSINESS OVERVIEW

General

We are a leading Argentine producer of basic agricultural products and the only such company with shares listed on the Bolsa de Comercio de Buenos Aires and on the Nasdaq. We are currently involved in various operations and activities including crop production, cattle raising and fattening, milk production and certain forestry activities. We are not directly engaged in the real estate development business but from time to time sell properties to profit from real estate appreciation opportunities which supplement our primary operations.

Most of our farms are located in Argentina’s pampas, one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fé, Córdoba, Chaco, San Luis, Catamarca, Salta and La Pampa. At June 30, 2003, we, together with our subsidiaries, owned 19 farms. Approximately 27,255 hectares of the land we own is productive and suitable for crop production and approximately 135,798 hectares are best suitable for beef-cattle production. The remaining hectares are primarily natural woodlands. In addition, during fiscal year 2002, we leased farms on an aggregate total area of 22,398 hectares and during fiscal year 2003 we have leased farms for crop production on an aggregate total area of 13,628 hectares.

The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):

	Year Ended June 30,
	1999(1)(2)	2000(1)	2001(1)(7)	2002(1)(8)	2003(1)(9)
	(in hectares)
Crops(3)	62,882	47,204	40,208	48,437	27,255
Beef-Cattle(4)	175,648	177,267	170,392	147,566	135,798
Milk	2,555	2,926	2,492	1,201	977
Natural woodlands(5)	283,099	275,995	275,889	275,928	272,318

Total(6)	524,184	503,392	488,981	475,160	436,348

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.
(2)	Includes 3,128 hectares of the Runciman farm which was sold in May 1999, but excludes 6,302 hectares of the El Meridiano farm which was sold in August 1998.
(3)	Includes wheat, corn, sunflower, soybean, sorghum, bean and peanuts.
(4)	Raising and fattening.
(5)	We use portions of our natural woodlands to produce charcoal and fence posts and rods. See “ Operations and Principal Activities - Other Production.”
(6)	44,162 hectares and 8,770 hectares were leased during fiscal year 1999, and 31,114 hectares and 1,500 hectares were leased during fiscal year 2000 for crop and beef-cattle production, respectively. During fiscal year 2001, 19,601 hectares were leased for crop production. As of June 30, 2002, 28,913 hectares were leased for crop production and 2,500 for beef-cattle production. As of June 30, 2003, 13,628 hectares were leased for crop production.
(7)	Includes 19,614 hectares of Tourné. This farm was sold in Ps. 6.2 million on December 4, 2000.
(8)	Includes 6,149 hectares of La Sofía and the plot sold from El Coro.
(9)	Includes 618 hectares of Los Maizales and 706 hectares of El Silencio/San Luis.

Operations and Principal Activities

In fiscal year 2002, our operations are being conducted on 21 farms and 42 leased farms. In fiscal year 2003, our operations are being conducted on 19 farms and 26 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:

	Year ended June 30,
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)
Crops (2)	136,363	159,992	104,974	142,478	70,369
Beef-Cattle (3)	14,829	12,903	12,725	10,493	9,121
Milk (4)	18,193	10,933	7,057	6,783	6,024

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.
(4)	Production measured in thousands of liters.

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

Several major brokers with whom we work on a regular basis generally bring farms available for sale to our attention. The decision to purchase land is based on an evaluation of a number of factors. In addition to the location of the land, we normally review soil and water analyses, including the quality of the soil and its suitability for our intended use (whether for the production of crops, beef-cattle or milk), a classification of the various sections of the parcel, the past uses of the land, a description of improvements on the land, applicable easements, rights of way or other variances of title and satellite photographs of the farm (which are useful to reveal drainage characteristics of the soil during different cycles of precipitation) and detailed comparative data regarding neighboring farms (generally within a 50-kilometer radius). Based on the foregoing factors, we evaluate a farm in terms of the asking price as compared to the potential productivity of the land and the potential for capital appreciation. We believe that competition for the acquisition of land is generally limited to small producers (between Ps. 1.5 and Ps. 2.9 million or less in annual sales) for the purchase of smaller lots and that there is little competition for the purchase of larger lots.

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

The following table sets forth, for the periods indicated below, certain information concerning sales of land by us during each of the last five fiscal years ending June 30, 2003:

	Sales of Land
Fiscal Year	No. of Farms	Gross Proceeds from Sales	Book Value of Properties Sold	Gain/(Loss)(1)
			(in millions of Pesos)
1999	2	61.1	40.4	20.7
2000	—	—	—	—
2001	2	19.8	13.9	5.9
2002	3	53.2	36.6	16.6
2003	2	12.0	7.1	4.9

(1)	Including all taxes and commissions

During the year 2003 we sold Los Maizales and San Luis establishments, of 618 and 706 hectares respectively, at very good prices averaging US$ 3,100 per hectare, generating a profit of Ps. 4.9 million, 69% above book value.

On August 30, 2002 our Company Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

During May 2002, we sold a 3,240-hectare plot of El Coro farm, for Ps. 2.6 million and in a subsequent sale a 1,432-hectare plot for Ps. 1.1 million. The total sale of El Coro generated a profit of Ps. 3.5 million.

On May 8, 2002, we signed the deeds of sale for two plots of the 6,149-hectare La Sofía farm. The two plots of the farm were purchased in 1997, and since then, they had undergone an extensive transformation due to the implementation of the no tillage system. At the date of sale, 100% of the farm’s surface was devoted to agriculture. The sale price was US$ 10 million which was paid at the date of the signing of the deeds and the taking possession of the plots. Crops for the 2001/2002 season, which will be harvested during May and June, will remain our property. We believe that the sale of La Sofía was an attractive opportunity for us, because the sale price was higher than the farm’s book value, and the sale generated a Ps. 12.9 million profit.

On August 3, 2001, a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

In December 2001, we sold a 5,649-hectare plot of El Coro farm, in the district of Río Seco, Province of Córdoba, for US$ 4.5 million.

During the fiscal year 2001, we sold El Bañadito for US$ 6.2 million and Tourné for US$ 2.8 million. El Bañadito was part of the original purchase in September 1994 and the sale resulted in a gain of Ps. 6.2 million taking into account acquisitions expenses, improvements, depreciation, taxes and commissions. Tourné was acquired in June 1998 and was sold at a loss of Ps. 0.5 million.

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

The following table sets forth, for the periods indicated below, our production of principal crops:

	Crop Production
	Year ended June 30,
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)
	(in tons)
Wheat	34,474	26,283	9,835	28,051	9,397
Corn	39,880	81,343	46,745	63,175	27,508
Sunflower Seeds	26,396	19,413	5,080	4,122	3,074
Soybeans	30,199	31,704	42,068	43,335	25,056
Other	5,414	1,249	1,246	3,795	5,334

Total	136,363	159,992	104,974	142,478	70,369

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1)
	Year ended June 30,
	1999(2)	2000(2)	2001(2)	2002(2)	2003(2)
	(in hectares)
Owned	18,952	16,090	20,069	19,524	12,677
Leased	44,904	31,114	20,139	28,913	14,578

Total	63,856	47,204	40,208	48,437	27,255

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

As of June 30, 2003, leased land as a percentage of total land sown by us was 58% of total sown area.

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

Our crop inventory at any given time varies according to market conditions. At June 30, 2003, our crop inventory consisted of 193 tons of wheat, 15,791 tons of corn, 9,408 tons of soybean and others 286 tons.

Beef-Cattle Production

Our beef-cattle production principally involves the raising and fattening of beef-cattle from our own stock. In some cases, if the market conditions are favorable we acquire and fatten beef-cattle for sale to slaughterhouses and supermarkets.

In addition, as part of our strategy to move along the production chain, during the 2003 we began to slaughter some of our own livestock, having obtained the appropriate licenses. We also plan to begin to export for the account of third parties. As of June 2003, the cattle stock of the Company was 80,505 heads, with a total of 135,257 hectares used for this activity.

Beef cattle production was 9,121 tons, which represented a 13.1% decrease over the previous year mainly due to less cattle finished in the feedlot and a reduction in average stock.

A significant percentage of cattle were finished in the feedlot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with grain are grass-rebred steers with a weight not exceeding 300 kg and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

The breeding herd reproduction rate, which has improved year after year, recorded satisfactory efficiency levels. The work on genetics and handling of herds is expected to result in further improvements in the coming years.

Within the process of de-commoditization and technological innovation we implemented a self-developed identification and tracing system in compliance with European and Senasa standards.

With a view to distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

Parcel management of our pastures is aided by electric fences, which may be readily moved to complement our land rotation. The beef-cattle herd is fattened from 160 kg to 300 kilograms through grazing in pastures in our northern farms where conditions are suitable for this initial fattening. The cattle are further fattened to reach 450 kilograms at our southern farms. The feed lot enables uniform production and higher quality and degree of tenderness in the meat, due to the younger age of the animals slaughtered, resulting in stronger demand from international markets and higher prices.

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

Our beef-cattle stock is organized into raising and fattening activities. The following table indicates, for the periods set forth below, the number of head of beef-cattle for each activity:

	Head of Beef-Cattle(1)
	Year ended June 30,
	1999(2)	2000(2)	2001(2)	2002(2)	2003(2)
Raising	46,262	41,242	41,419	32,304	31,328
Fattening	69,443	66,560	54,732	44,464	49,177

Total	115,705	107,802	96,151	76,768	80,505

(1)	For classification purposes, upon birth, all calves are considered to be in the fattening process.
(2)	Does not include head of beef-cattle from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

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

We have invested approximately Ps. 26.3 million in equipment, machinery, pastures, genetic improvements, research and developments related to beef-cattle operation.

Milk Production

During fiscal year 2003, milk production was 11.2% lower than in the previous year due the shutdown of La Adela dairy farm, partially offset by the higher number of milking cows in La Juanita.

During fiscal year 2002, milk production was 3.9% lower than in the previous fiscal year since the daily production dropped by 11.9%.

At present, the only dairy farm owned by us is located in La Juanita, which is mostly based on pasture feeding. This lower cost system enables to improve milk margins as compared to grain feeding systems.

The following table sets forth, for the periods indicated below the total number of our milking cows, average daily production per cow and our total milk production:

	Milk Production
	Year Ended June 30,
	1999(1)(2)	2000(1)	2001(1)	2002(1)	2003(1)
Milking cows	2,439	1,519	1,135	1,143	1,002
Daily production (liters per cow)	20.4	19.7	18.5	16.3	16.5
Total production (thousands of liters)	18,193	10,933	7,057	6,783	6,024

(1)	Does not include production from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”
(2)	Includes milking cows located at Runciman which were in production until the sale of Runciman in May 1999.

At June 30, 2002, we had 2,590- head of cattle on 1,021 hectares involved in the production of milk. At June 30, 2003 we had 2,546- head of cattle on 820 hectares involved in the production of milk.

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

We have invested in certain technologies centered on breeding, health and feeding to enhance milk production. These investments include the purchase of high-quality imported frozen semen from genetically improved American Holstein bulls, machinery and farming implements such as two feed mixer trucks, the use of feed supplements and the installation of modern milk cooling and heating control facilities. We currently purchase feed supplements for our milking cows and have invested to increase the quantity and quality of forage (pasture, alfalfa and corn silage) to reduce feed costs. Since the change of control, we have invested approximately Ps. 6.7 million in equipment, machinery and research and development with respect to our dairy herd.

Other Production

The result of the activity of charcoal was affected by the recessive market conditions that pushed down sales prices, diminishing the gain margin. This situation forced to look for new commercial agreements. Consequently we managed to commercialize our production in the external market, mainly in Chile. Although we had to abandon this agreement resulting in the interruption of the activity.

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

Milk

Argentina is suffering a slowdown in annual production levels. A decline in production of milk is affecting the country during 2003 due to several factors: adverse weather conditions in the first months of the year, less feed supplements due to higher crops prices, the shut down of dairy farms due to the competition of agriculture and particularly to the high soybean margin. According to the Livestock Division of the SAPYA, primary milk production for 2003 will be 15% lower than the levels recorded in fiscal 2001. This decrease in production caused the price to increase until reaching Ps. 0.50, which is consistent with the US$ 0.17 price prevailing before devaluation.

During fiscal year 2002 and 2003, we sold all of our milk production to the largest dairy company in Argentina, Mastellone S.A., which in turn makes a variety of consumer dairy products for sale in Argentina and abroad. We negotiated raw milk prices with this company on a monthly basis based on domestic supply and demand. We believe that other large dairy companies in Argentina would be willing and able to buy all or part of our milk production if we were to elect to diversify our milk sales. The price of the milk sold by us primarily depends on the percentage of fat and protein contained in the milk and the degree to which the milk is cooled. The price we get for our milk also increases or decreases based upon bacteria and somatic cell content.

Customers

During the fiscal year 2003, we had net sales of Ps. 71.9 million made to approximately 280 customers. Sales to our ten largest customers accounted for approximately 65.9% of our net sales in 2002 and approximately 68.8% during fiscal year ended June 30, 2003. Of these, the three largest, Enrique Zeni S.A., Negocios de Granos S.A. and Cargill S.A., accounted for an aggregate of approximately 40.51% of our sales in 2003, and the remaining seven customers together accounted for approximately 28.32% of our net sales during such period.

We are party to non-binding, annual letters of understanding with certain of our principal customers. These letters of understanding allow us to estimate demand and plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts with a duration of less than one year.

Marketing Channels and Sales Methods

Crops

Normally, we use grain brokers and other intermediaries to execute transactions at the exchanges. We usually sell a portion of our production in advance by futures contracts and we buy and sell options to hedge against a drop in prices. Most futures and options contracts are executed at the Bolsa de Cereales de Buenos Aires in a 30% and Chicago Board of Trade in a 70%.

Our storage capacity allows us to condition and store crops without using intermediaries and to capitalize on fluctuations in the price of commodities. The largest storage facility owned by us, with a capacity of 12,000 tons, is located at the Las Vertientes, near Río Cuarto, Province of Córdoba. Other storage facilities are located at El Gualicho farm, with a capacity of 2,000 tons. We intend to further increase our storage capacity by renting facilities from third parties. As of June 30, 2003, we have 9,200 tons of rented storage capacity.

Beef-Cattle

We primarily sell directly to local meat processors and supermarkets, including Quick Food, Bermejo, Estancias Unidas del Sur, Finexcor, Novara, Swift Armour S.A., Arrebeef, Amancay, Deheza, Supermercados Disco, Supermercados Coto, Supermercados La Anónima and Supermercados Norte, at prices based upon the Liniers’ price.

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

IRSA

From December 2000 to June 2003 and pursuant to our strategy of diversifying our business activities, we invested an aggregate of Ps. 133.6 million in shares of IRSA. In addition, during November and December 2002, we purchased a total amount of US$ 49.7 million IRSA´s Convertible Notes. As of June 30, 2003, our total investment in IRSA amounted to Ps. 303.2 million. IRSA is one of Argentina’s largest real estate companies in terms of total assets, and is engaged in a range of real estate activities in Argentina. Its principal activities consist of:

•	the acquisition and development of residential properties primarily for sale;

•	the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes;

•	the acquisition, development and operation of shopping center properties;

•	the acquisition and operation of luxury hotels; and

•	the acquisition of undeveloped land reserves for future development or sale.

As of June 30, 2003, IRSA had total assets of Ps. 2,053.0 million and shareholders’ equity of Ps. 809.2 million. IRSA’s net gain for the fiscal year ended June 30, 2003, was Ps. 286.5 million.

During our fiscal year 2002, we increased our shareholding in IRSA from 15.24% to 19.85% of its outstanding shares. As of June 30, 2003 our investment in IRSA had increased to 22.65% of its outstanding shares. Our total investment in IRSA, considering our interest in its common shares and Convertible Notes, amounted to 53.40% of our consolidated assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

At the time of our investment in IRSA, its shares were trading at a level approximately 55.0% below its peak value during the preceding year, and we believed it to be an attractive investment opportunity. During the fiscal year ended June 30, 2002, our IRSA investments showed a 23.6% depreciation as a consequence of matching the quotation at June 2002 of Ps. 91.4 million compared to the quotation at the beginning of the referred fiscal year of Ps. 100.2 million plus the purchases during that period of Ps. 19.4 million.

As from March 31, 2002 we value our investment in IRSA´s shares according to the equity method of accounting. This decision was based on the country economic changes which negative impact on financial markets and therefore the original strategy for this investment had to change. Valuations and current conditions make permanent investment more attractive, enhancing the possibility of an important long term profit.

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

Ownership of Grains and Cattle

The quality of the grains and the health measures of the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”). Senasa is an entity within the Ministry of Economy, which oversees the farming and animal sanitary activities.

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

Antitrust Law

Argentine law provides for antitrust measures and requires administrative authorization for transactions that, according to the Antitrust Law (N°25.156), constitute economic concentrations.

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

Property and Transfer Taxes

Value Added Tax. Under Argentine law, the sale of cattle and grains are taxable at a rate equal to 10.5% of the sale price. The sale of milk is taxable at a rate equal to 21%. The sale of land is not taxable.

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of June 30, 2003:

Subsidiaries	Effective Ownership Percentage	Property/Activity
Inversiones Ganaderas S.A.	99.99%	This company owns two farms located in the Province of Catamarca: Tali Sumaj and El Recreo.

Cactus Argentina S.A.	50.00%	This company represents our strategic alliance with Cactus Feeders Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef-cattle per year, in cycles of 25,000 head each.

Subsidiaries	Effective Ownership Percentage	Property/Activity
Agro-Uranga S.A.	35.72%	Agriculture, dairy and beef-cattle company. Agro-Uranga S.A. owns two farms (Las Playas and San Nicolás) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 3,478 beef-cattle head.

Futuros y Opciones.Com S.A.	70.00%	Provides information about markets and services of economic and financial consulting through Internet.

IRSA Inversiones y Representaciones Sociedad Anónima	22.65%	Is a leading Argentine company devoted to the development and management of real estate.

IRSA. During the fiscal year ended June 30, 2002, we acquired 9,548,831 shares of IRSA for a total consideration of Ps. 21.8 million, increasing our interest at 19.85%. During the fiscal year ended June 30, 2003, we acquired 6,856,417 additional shares, for a total consideration of Ps. 8.2 million, representing an additional 2.8% ownership interest. This investment was classified as current investment and carried at market value as was held for trading purposes.

At the time we purchased shares of IRSA, IRSA’s stock price had dropped 55% compared to its peak in 2000 and the market consensus was that it was an excellent investment opportunity.

Effective March 31, 2002, as a result of a change in our strategy to currently hold such shares as permanent investments, our investment in IRSA is valued using the equity method of accounting. This decision was made as a result of the impact of the recent economic changes on the financial markets, which altered the original budget estimates for these types of investments. The current valuations and present conditions make a permanent investment opportunity less burdensome and increase the possibility of achieving considerable profit in the long term. Although the investment was originally thought of as a short-term investment, it was transformed into a more permanent investment due to the market conditions.

Futuros y Opciones.Com S.A. In May 2000, we acquired 70% of shares and an irrevocable purchase option for the remainder of the shares of Futuros y Opciones.Com S.A. for Ps. 3.5 million. We made additional capital contributions for Ps. 3.0 million for prospective developments of which, as of June 30, 2001, we had provided Ps. 2.1 million. On April 16, 2002 an agreement was signed whereas Cresud completed the abovementioned contribution. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com S.A. has launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The results of Futuros y Opciones.Com S.A. have been included in our consolidated statement of income from the date of acquisition through June 30, 2003.

Those areas with greater potential of growth were organized in the last exercise: inputs commercialization, grain businesses and beef-cattle operations. On inputs the businesses volume was concentrated in smaller amount of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In grains, the brokerage department was created, with the purpose of participating directly in the business by making the operations. In beef cattle, Futuros y Opciones.Com S.A had created an alliance with a sector leader broker, that will allow them to obtain better uses of their clients info-data and technological knowledge. Also Futuros y Opciones.Com S.A. together with us had created a beef cattle tracing system according to SENASA’s new regulations, which is going to be commercialized throughout the site, allowing that in a future commercialization closed circles of beef cattle can be developed.

Cactus Argentina S.A. is a company owned by us and Cactus Feeders Inc., one of the largest feed lot companies in the United States. The site is located in Villa Mercedes, in the Province of San Luis and covers 170 hectares. The feedlot began to operate in September 1999. This feeding system allows an increase of production in fattening farms, since cattle remain on fattening farms until they reach 300 kilograms, when they are more efficient at converting into beef. When they reach that weight the cattle are taken to the feedlot (grain feeding), where higher grain-beef conversion speeds up the remainder of the fattening process. As of September 30, 2003 due to the constant increase in the demand for the use of Cactus´s Feed Lot, Cactus Argentina S.A. has stated works to enlarge its capacity of first enterprise in approximately 4,000 heads and plan the development of a second enterprise with a capacity that has not been determined yet.

On August 30, 2002 our Board of Directors approved the signing of a final merger agreement with the absorbed companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Properties

As of December 2001, we started to sublease our headquarters from APSA. Eduardo Elsztain our Chairman is also the Chairman of the board of directors of APSA.

The following table sets forth our properties size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Owned Farms at June 30, 2003
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Millions of Ps.)(1)
La Adela	Buenos Aires	982	Original	Crop	7.1

San Enrique	Santa Fe	984	Original	Crop/Beef-Cattle	1.8
La Juanita	Buenos Aires	4,302	Jan. ‘96	Crop/Milk	11.2
El Gualicho	Córdoba	5,729	Feb. ‘95	Crop/Beef-Cattle	6.4

Las Vertientes	Cordoba	4	—	Silo	0.8
La Esmeralda	Santa Fe	11,841	June ‘98	Crop/Beef-Cattle	11.7
Ñacurutú	Santa Fe	30,350	Aug. ‘97	Beef-Cattle	8.2
La Suiza	Chaco	41,993	June ‘98	Beef-Cattle	26.8
Tapenagá/41-42	Chaco	27,311	Aug. ‘97/Sept. ‘97	Beef-Cattle	7.9

Santa Bárbara/Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation	17.0
Cactus (2)	San Luis	85		Feed Lot	2.9	(3)

El Recreo(4)	Catamarca	20,271	May ‘95	Natural Woodlands	2.0

Tali Sumaj(4)	Catamarca	12,700	May ‘95	Beef-Cattle	4.6

Los Pozos	Salta	262,000	May ‘95	Beef Cattle/charcoal Natural Woodlands	13.6

San Nicolás/Las Playas(5)	Sta.Fe/Cba.	2,965	May ‘97	Crop/Beef-Cattle	16.2	(6)
El Tigre (7)	La Pampa	8,360	Apr ‘03	Crop	28.2

Total		436,929			166.4

(1)	Acquisition costs plus improvements less depreciation.
(2)	Owned by us through our 50.0% interest in Cactus Argentina S.A.
(3)	Book value of our investment in Cactus Argentina S.A.
(4)	Owned by us through Inversiones Ganaderas S.A.
(5)	Owned by us through our 35.723% interest in Agro-Uranga S.A.
(6)	Book value of our investment in Agro-Uranga S.A.
(7)	On April 30, 2003 a title deed was signed for the purchase of “El Tigre” farm, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9,250,000.

Farms

At June 30, 2003, we, together with our subsidiaries, owned 19 farms with a combined total of 436,899 hectares of land, of which two are located in Buenos Aires, four in the Province of Santa Fe, three in the Province of Córdoba, three in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, one in the Province of Salta, and one in the Province of La Pampa.

La Adela. La Adela, located 60 kilometers northwest of Buenos Aires, is one of our original farms. During December 2001, the dairy farm at La Adela was closed. The totality of its hectares is destined to crop production.

San Enrique. San Enrique, located 340 kilometers northwest of Buenos Aires, is one of our original farms. The farms are adjacent and are primarily dedicated to crop production. The climate is mild and the fertile soil is well suited to high-yield crop harvesting, such as corn. At June 30, 2003, 1,606 hectares of land were used for crop production and 410 hectares of pasture lands were sown with alfalfa, red and white clover, grass and wild barley. Livestock production is carried out as a supplement to agricultural production and capitalizes on lands which have been temporarily left fallow. At June 30, 2003, there were approximately 264 head of beef-cattle on 410 hectares of land.

La Juanita. La Juanita, located 440 kilometres southwest of Buenos Aires, was acquired in January 1996. At June 30, 2003, 2,546 head of cattle grazed on 820 hectares of sown and natural pastures and 1,672 hectares of crops were used for crop production. Dairy facilities at this farm produced 6.0 million liters of milk in fiscal year 2003, with an average of 1,002 milking cows and 16.47 liters per cow per day.

El Gualicho. El Gualicho, located 600 kilometers northwest of Buenos Aires, was purchased in February 1995. This farm produces both crops and cattle. At June 30, 2003, there were approximately 3,946 heads of beef-cattle on 4,367 hectares of land. During the fiscal year ended June 30, 2003, 563 hectares were destined to crop production.

El Recreo. The climatic conditions of El Recreo, located 970 kilometers northwest of Buenos Aires and purchased in May 1995, are similar to those of Tali Sumaj, having a semi-arid climate with an average annual precipitation not greater than 400 mm. The farm is maintained as a productive reserve.

Tali Sumaj. Tali Sumaj, located 1,000 kilometers northwest of Buenos Aires, was purchased in May 1995 and is located in a semi-arid zone with a predominance of natural woodlands. Due to these characteristics, we are clearing the woodlands to produce charcoal and sowing subtropical pastures in order to introduce cattle raising. At June 30, 2003, Tali Sumaj had 5,002 head of beef-cattle on approximately 9,500 hectares of pastures. The remaining approximately 3,200 hectares of woodlands are being converted to pasture. The farm is divided into 16 parcels with perimeter fences and drinking troughs with a reserve of 1,000,000 liters of water.

Los Pozos. Los Pozos, located 1,600 kilometers northwest of Buenos Aires and purchased in May 1995, is located in a semi-arid zone with an average annual rainfall of 500 mm, predominantly from summer rains. The farm forms part of the Chaquean woods segment. The area is covered with a high proportion of hardwood tree species such as red breakaxe, white breakaxe, vetch and viñal, among others. The area is naturally suited for cattle raising and forestry (poles and charcoal), and offers agricultural potential for summer crops such as cotton, beans, sorghum and corn, among others. We completed the clearing and sowing with tropical pastures of approximately 14,000 hectares of woodlands. At June 30, 2003, there were 15,055 head of beef-cattle on this farm. During fiscal year 2003 we developed an experimental plot consisting in the clearing of 300 hectares for soybean production. In addition, we have started clearance of 1,000 additional hectares in that property for agricultural production in the next season, and we plan to extend the development of 20,000 hectares for livestock during the coming years.

San Nicolás. San Nicolás is a 4,005-hectare farm owned by Agro-Uranga S.A., located in the Province of Santa Fe, approximately 45 kilometers from the port of Rosario. At June 30, 2003, approximately 4,833 hectares were used for crop production. The farm also has a silo with a 14,950-ton storage capacity.

Las Playas. Las Playas is a 4,294-hectare farm owned by Agro-Uranga S.A., located in the Province of Córdoba, used principally for agricultural production and beef-cattle production. At June 30, 2003, the farm had 814 head of beef-cattle on approximately 261 hectares of pastures. In addition, 5,838 hectares were used for crop production. The farm also has a pre-seed cleaning, drying, seed classification and storage plant with 3,500 ton capacity. Dairy facilities at this farm produced 4.0 million liters of milk in fiscal year 2003, with 671 head of cattle on 444 hectares.

Ñacurutú. Ñacurutú is a 30,350-hectare property located in Los Amores, in the northern part of the Province of Santa Fe. This farm is situated along the provincial highway Nº 3, 160 km north of the city of Reconquista and only 600 km from the city of Rosario. The farm has livestock potential, and its main activity is cattle breeding. This farm has the advantage of producing at very low costs. At June 30, 2003 the farm had 9,721 head of beef-cattle.

Tapenagá. This 20,832-hectare property is located in Cotei Lai, in the south of the Province of Chaco. The farm is situated along national highway Nº 89, 75 km west of the city of Resistencia and only 120 km from Ñacurutú farm. The farm’s main activity is cattle breeding. Like Ñacurutú, this is a low-cost producing farm.

El 41-42. This 6,479-hectare farm is located in the department of Tapenagá, in the Province of Chaco and is next to Tapenagá farm. With its acquisition, the scale of Tapenagá farm was increased to a total of 27,311 hectares. This farm’s main activity is cattle breeding. At June 30, 2003, Tapenagá and 41-42 had approximately a total of 10,518 head of beef-cattle on 27,311 hectares of natural pasture. La Gramilla and Santa Bárbara. These farms cover 7,052 hectares in the Valley of Conlara, Province of San Luis. Unlike other areas in the province, this valley has a high-quality and well-replenished underground aqueduct, which makes the farms suitable for agriculture production after making investments in land clearance, wells and irrigation equipment. During the 2003 season, a total of 3,051 hectares were sown, mainly under agreements with seed producers. As part of our expansion strategy, we have began to clear 1,100 hectares for agriculture under irrigation at our Agro Riego San Luis property. This work will be completed this year.

La Suiza. La Suiza is a 41,993-hectare farm located in Villa Angela, Province of Chaco; it has excellent livestock potential and is intended for cattle breeding. La Suiza can support more than 30,000 head of beef-cattle. At June 30, 2003, La Suiza had approximately 21.402 head of beef-cattle. Also 5,100 hectares were leased.

La Esmeralda. La Esmeralda is a 11,841-hectare farm located in Ceres, Province of Santa Fe. The farm, acquired in June 1998, has potential for both crop and beef-cattle production. During the 2002/2003 season, a total of 150 hectares were used for crop production. At June 30, 2003, La Esmeralda had approximately 9,413 head of beef-cattle on 10,179 hectares of pasture. Also 1,512 hectares were leased.

El Tigre. El Tigre was purchased on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9.2 million. At June 30, 2003, 1,822 hectares were destined to wheat for the season 2003/2004.

Silos

At June 30, 2003, we had approximately 20,577 tons of storage capacity (including 35.723% of 18,450 tons from Agro-Uranga S.A.).

The following table sets forth, for the periods indicated, our storage facilities:

	Storage Capacity
	Year ended June 30,
	1999	2000	2001	2002	2003
	(in tons)	(in tons)	(in tons)	(in tons)	(in tons)
El Bañadito	7,000	7,000	—	—	—
El Gualicho	3,500	2,000	2,000	2,000	2,000
Las Vertientes	12,000	12,000	12,000	12,000	12,000
San Nicolás(1)	1,426	5,330	5,330	5,330	5,330
Las Playas(1)	6,418	1,247	1,247	1,247	1,247

Total	30,344	27,577	20,577	20,577	20,577

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

ITEM 5. OPERATING FINANCIAL REVIEW AND PROSPECTS

A. CONSOLIDATED OPERATING RESULTS

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this Form 20-F.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2003, 2002 and 2001 relate to the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

We maintain our financial books and records in Pesos and prepare our financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See Note 16 to our financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

Discussion of Critical Accounting Policies

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	allowance for doubtful accounts;

•	investments in affiliates;

•	impairment of long-lived assets; and

•	deferred income tax.

Allowance for Doubtful Accounts

We maintain our allowance for bad debts at a level believed adequate by our management to reflect probable losses in our trade receivable due to customer default, insolvency, or bankruptcy. In setting up this allowance, our management applies the following criteria: customer credit history, current customer credit rating, delay in the collection of these receivables, our legal counsel’s opinion and other relevant factors. The allowance is revised every three months. We believe that the accounting estimate relating to the allowance for bad debts is a critical accounting estimate, as it is subject to change because it requires estimates by our management and legal counsel. The allowance is determined on a case-by-case basis taking into account the analysis of all the overdue balances of our customers. The likelihood of collection of each of them is calculated on the basis of subsequent collections, agreements reached, customer credit situation, our legal counsel’s opinion, and other variables, on the basis of which a bad debt allowance is set up in respect of all or part of the overdue balance.

Investments in Affiliates

We use the equity method of accounting for investments in affiliates in which we have significant influence. Critical accounting policies of these affiliates include revenues recognition, rental property depreciation, provision for allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred tax assets. As of June 30, 2003, investments in affiliated companies were Ps. 202.3 million representing 35.6% of our total assets.

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of our long-lived assets for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. Future net cash flows are based on management’s current estimates and assumptions and are subject to change as it requires estimates made by the Management, mainly with respect to expected production, weather factors and other variables that could be consequential; and the impact of recognizing a depreciation loss could be material. We believe that the accounting estimate concerning the impairment of long-lived assets is a critical accounting policy because, when one takes into account that farms are non-depreciable assets of unlimited useful life, their value could be calculated as a perpetuity (i.e., dividing the expected return of each farm by a discount rate representative in the market). As farming is a low-risk business and has betas near to zero or even negative, a 6% discount rate was taken for purposes of the calculation. Even if there is a reduction of 20% in the expected return, it would not have been necessary to recognize any loss for depreciation of the referred assets.

Income tax provision

The Company records income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

At the end of the fiscal year there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the roll-over. The management has made estimations that allow to recognize this deferred tax.

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

Recognition of deferred income taxes

Under Argentine GAAP, we have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes. Under US GAAP, we applied EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

Web site development costs

Under Argentine GAAP, we capitalize certain costs incurred in the development of our web sites. Such costs are amortized under the straight-line method over a period of 3 years.

Under US GAAP, we apply EITF No. 00-02, “Accounting for Web Site Development Costs”, pursuant to which certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities are expensed as incurred.

Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and

Equity Securities” (“SFAS No. 115”), part of the our investments in mutual funds as well as those in government bonds are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

Specific identification was used to determine cost in computing realized gain or loss. The majority of the our investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Accounting for convertible notes

Convertible Notes issued are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

Under US GAAP, we applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that all of the unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense.

Investments in affiliates

Under US GAAP, at the balance sheet date, we evaluate the value of certain equity investments for potential decline in value deemed other than temporary when conditions warrant such an assessment. Since these investments involve entities located in Argentina, the economic crisis affecting the country could materially and adversely alter this evaluation.

Stock Options

Under Argentine GAAP, we have not recognized any compensation expense related to a stock option plan. We recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the option.

Under US GAAP, we adopted Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation”. This Statement gave us the option of either (1)

continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. We opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans is measured as the quoted market price of the stock on the measurement date less the amount, if any, the employee is required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.

Effect of Devaluations and Economic Crisis on us

Effect of devaluation

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina´s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the three first quarters of 2003, the gross domestic product increase 7.3%.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations through its effects in IRSA in fiscal year 2002, which was partially offset during fiscal year 2003.

Argentine Economic Context

Argentina’s current economic situation is highly sensitive, its main indicators show high levels of external indebtedness, a financial system in critical conditions and an economic recession that almost until the end of 2002 brought about a major fall in the demand for goods and services and a significant increase in unemployment.

In response to the economic crisis, starting in December 2001, the Government adopted several measures and enacted laws, decrees and regulations that dramatically changed the economic scenario. These changes included the flotation of the exchange rate, which led to a significant devaluation of the Argentine Peso in the first months of 2002, and the re-denomination into Pesos of certain assets and liabilities denominated in foreign currency and held in Argentina.

During 2002, in particular, this situation led to a significant and disparate increase in various economic indicators, such as the exchange rate, the wholesale domestic price index (used to restate the financial statements for the previous year) and specific indexes for the goods and services related to our business. These events have affected the comparability of the financial statements, which should be interpreted in light of those circumstances.

Impact on our economic condition

Following the devaluation of the Argentine Peso and the increase in the profitability of the agricultural-livestock business, the demand for land has begun to increase, leading to a considerable rise in US$ Dollar prices, which are now at levels comparable to those prior to the Argentine crisis. Given this scenario, our Board of Directors is in position to identify and take advantage of market opportunities for purchases and sales of land.

In addition, as of June 30, 2003, IRSA, in which we hold a 22.65% interest, had overcome the crisis that had caused uncertainties in its course of business. At present, this subsidiary has a liquidity position that will allow it to take advantage of any opportunities that may arise in the real estate market.

Effect of export taxes on us

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has recently imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002 effective on April 3, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products.

Since we are producers of exportable goods, export taxes decreased our products’ prices, and, therefore, had an adverse effect on our sales.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, inflation has not affected our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.4%	-5.3%
2000	-1.2%	4.4%
2001	-0.3%	-1.6%
2002	30.5%	95.6%
2003	10.2%	8.3%

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

Recent Significant Investment in IRSA

From December 2000 to June 2003, and pursuant to our strategy of diversifying our business activities, we invested an aggregate of Ps. 133.6 million in shares of IRSA, an Argentine real estate company. As of June 30, 2003 our investment in IRSA had increased to 22.65% of its outstanding shares. In addition, during 2002, we purchased a total amount of 49.7 million IRSA´s Convertible Notes.

As of June 30, 2003 our total investment in IRSA amounted to Ps. 303.2 million and represented 53.4% of our total assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

At the time of our investment in IRSA, its shares were trading at a level approximately 55.0% below its peak value during the preceding year, and we believed it to be an attractive investment opportunity. During the fiscal year ended June 30, 2002, our IRSA investments showed a 23.6% depreciation as a consequence of matching the quotation at June 2002 of Ps. 91.4 million compared to the quotation at the beginning of the referred fiscal year of Ps. 100.2 million plus the purchases during that period of Ps. 19.4 million.

As of March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA’s shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. At June 30, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments. Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years. As a result, at June 30, 2003 the goodwill value is (20.7) million.

Operating Results

Year ended June 30, 2003 compared to the year ended June 30, 2002

Sales

Sales reached Ps. 71.9 million, 10.3% lower than those recorded in the previous year. Higher agricultural sales partially offset smaller sales from the other segments.

Crops. Crop sales increased 6.0% to Ps. 51.4 million in fiscal year 2003, from Ps. 48.5 million in fiscal year 2002. The 0.7% increase in the volume of sales to 121,425 tons from 120,624 tons was accompanied by a 5.3% higher unit price in fiscal year 2003 as compared to 2002. The average price per sold ton was Ps. 423 in fiscal year 2003 as compared to Ps. 402 obtained in the previous year. Crop production decreased 50.6% from 142,478 tons in fiscal year 2002 to 70,369 tons in fiscal year 2003 (wheat, corn and soybean production decreased 66.5%, 54.9%, 42.2%, respectively). Total sowed area decreased to 23,638 hectares in fiscal year 2003 from 43,777 hectares in fiscal year 2002. Sowed area on leased lands decreased to 13,628 hectares during 2003 from 25,306 hectares in fiscal year 2002, and sowed area on own lands was reduced to 10,010 hectares in fiscal year 2003 from 18,471 hectares in fiscal year 2002. This reduction mainly results from the high cost of leases that triggered a reduction in leased hectares, and the impact of the sale of La Sofía and El Coro farmlands during the past fiscal year.

Beef Cattle. Beef cattle sales decreased 37.3% to Ps. 17.3 million in fiscal year 2003 from Ps. 27.6 million in fiscal year 2002. The 47.5% reduction in the sales volume was partially offset by the 19.3% increase in the price per sold ton. The sales volume decreased to 9,550 tons from 18,201 tons, while the sales price increased to Ps. 1.81 per kilogram in fiscal year 2003 from Ps. 1.52 per kilogram in fiscal year 2002. Average cattle stock decreased to 86,234 heads in fiscal year 2003 from 93,380 heads in fiscal year 2002, and total beef cattle production decreased 13.1% to 9,121 tons in fiscal year 2003 from 10,493 tons in fiscal year 2002. This decrease was due to the reduction of our stock position in this segment and the smaller number of heads finished in the feedlot. The own area devoted to beef cattle production decreased to 135,257 hectares in fiscal year 2003 from 153,435 hectares in fiscal year 2002. This reduction is mainly related to the sale of the El Coro property during the previous fiscal year.

Milk. Sales of milk increased 6.9% to Ps. 2.4 million in fiscal year 2003 from Ps. 2.3 million in fiscal year 2002, mainly due to a 20.5% increase in the average sales price to Ps. 401 per thousand liters in fiscal year 2003 as compared to Ps. 333 per thousand liters in fiscal year 2002. Lower milk sales attributable to the 11.2% fall in production, caused by the shutdown of La Adela dairy facility during the previous year, was partially offset by a larger number of milking cows in La Juanita. Total production was 6.0 millions of liters in fiscal year 2003 as compared to 6.8 millions of liters in fiscal year 2002.

Other. Sales decreased 57.3% to Ps. 0.8 million in fiscal year 2003 from Ps. 1.9 million in fiscal year 2002 mainly due to the recessive market conditions, that pushed down sales prices of firewood and charcoal, partially offset by a higher income from services.

Cost of sales

The cost of sales increased 20.7% to Ps. 51.0 million in fiscal year 2003 from Ps. 42.3 million in fiscal year 2002. Cost of sales as a percentage of sales increased to 70.9% in fiscal year 2003 from 52.7% in fiscal year 2002.

Crops. The cost of sales for crops increased to Ps. 39.4 million in fiscal year 2003 from Ps. 13.8 million in fiscal year 2002. This increase is mainly attributable to the impact of currency exchange rates on the cost of supplies and to a lesser extent, to the positive effect of the initial stock valuation during fiscal year 2002.

Beef cattle. Cost of sales for beef cattle decreased 61.6% to Ps. 8.7 million in fiscal year 2003 from Ps. 22.8 million in fiscal year 2002. Such reduction is mainly attributable to the impact of a smaller number of heads finished in the feed lot. The cost of sales for beef cattle as a percentage of beef cattle sales decreased to 50.5% in fiscal year 2003 from 82.5% in fiscal year 2002. The cost per ton sold also decreased to Ps. 915 in fiscal year 2003 from Ps. 1,252 in fiscal year 2002 for the same reason.

Milk. Cost of sales for milk decreased 58.4% to Ps. 1.5 million in fiscal year 2003 from Ps. 3.6 million in fiscal year 2002. This reduction is due to the impact of the shutdown of La Adela dairy farm and the effect of changes in the feeding system. The cost of sales for milk per thousands of liters decreased to Ps. 246 in fiscal year 2003 from Ps. 525 in fiscal year 2002.

Other. Costs decreased 34.6% to Ps. 1.4 million in fiscal year 2003 from Ps. 2.1 million in fiscal year 2002 mainly because of the fact that although the firewood and charcoal business was affected by the recessive market conditions that forced us to lower final sales prices, there was no such reduction in costs. Therefore, the margin on this business decreased.

Gross Profit

As a result of the above, the gross profit amounted to Ps. 20.9 million during 2003 as compared to a Ps. 38.0 million profit during 2002.

Selling Expenses

Selling expenses decreased from Ps. 10.2 million during 2002 to Ps. 6.0 million during 2003. Selling expenses from agricultural activities accounted for 73.1% of total selling expenses, selling expenses from livestock activities accounted for 20.4% and other activities accounted for the remaining 6.5%. Selling expenses from crops, as a percentage of sales amounted to 8.6% during 2003. Selling expenses per ton of crop sold amounted to Ps. 36 during this year, reflecting a decrease with respect to the previous year. This is mainly due to better commercial agreements with our customers and to lower conditioning costs, as a result of the better quality of cereals produced. Selling expenses as a percentage of beef cattle sales increased from 6.6% during 2002 to 7.1% during 2003.

Sales of milk do not give rise to selling expenses as milk production is sold directly.

Administrative Expenses

Administrative expenses decreased by 48.5% from Ps. 8.4 million during 2002 to Ps. 4.3 million during 2003, mainly due to the reduction in fees for services and general office expenses. Administrative expenses include the Company’s general expenses and exclude expenses relating to farmland management.

Gain on the Sale of Farms

The result from sales of fixed assets amounted to Ps. 4.9 million, as a result of the sale of San Luis farm, covering 706 hectares in Junín, Province of Buenos Aires and Los Maizales farm, covering 618 hectares in Villa Cañás, Province of Santa Fe.

The sale of San Luis farm was agreed at US$ 2.2 million, providing a net income amounting to Ps. 0.6 million.

The sale of Los Maizales farm was agreed at US$ 1.8 million, providing a net income of Ps. 4.3 million.

Inventory Holding Gain (Loss)

The profit from inventory holding amounted to Ps. 12.2 million during 2003, as compared to a Ps. 19.6 million loss during 2002. Most of this result corresponds to a profit from cattle stock holding resulting from the increase in real prices.

Operating Income (Loss)

As a result of the foregoing, the operating income amounted to Ps. 27.7 million during 2003 as compared to a Ps. 16.3 million profit recorded during 2002. The operating margin amounted to 14.7% during 2003 and 24.1% during 2002.

Financial Results, Net

Net financial results provided Ps. 10.9 million loss and Ps. 1.5 million income for 2003 and 2002, respectively. This was mainly due to foreign exchange differences during 2003 and the result from shares and securities transactions during 2002.

Financial results are attributable to (i) a Ps. 0.2 million profit resulting from shares and securities transactions, (ii) a Ps. 1.2 million profit due to inflation effects, (iii) a Ps. 0.3 million loss from interest, (iv) a Ps. 11.1 million loss from foreign exchange differences and (v) a Ps. 0.9 million loss from tax on debits and credits in bank accounts.

Gain from Equity Investments

The result of investments in shares increased from a Ps. 41.2 million loss during 2002 to a Ps. 68.0 million profit during 2003, mainly due to IRSA’s net result during the year which amounted to Ps. 64.9, the profit obtained from the operation of Cactus Argentina S.A., which amounted to Ps. 0.3 million, Agro Uranga S.A. operating profit which amounted to 2.4 million and goodwill and intangible assets amortizations for an amount of Ps. 0.5 million.

Other (Expense) Income, Net

Other income and expenses, net during 2003 amounted to a Ps. 2.0 million loss as compared to a Ps. 0.2 million profit during 2002.

During 2003 a gift charge for Ps. 2.0 million was recorded while no charge was recorded during the previous year.

Management Fees

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services.

As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock.

As a consequence of the spin off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management) is currently the Chairman of Consultores Asset Management S.A.

Income tax

Income tax decreased from Ps. 18.8 million during 2002 to Ps. 10.6 million during 2003. We recognized its income tax charge on the basis of the differed tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority Interest

A third party interest amounting to Ps. 0.2 million was recorded during 2003 to show the minority interest in Futuros y Opciones.Com S.A. results.

Net Income

As a result of the foregoing, the net result increased from a Ps. 41.7 million loss during 2002 to a Ps. 65.0 million net income during 2003. The net margin, computed as net result over total sales amounted to Ps. 90.4% during 2003.

Year Ended June 30, 2002, compared to Year Ended June 30, 2001

Sales

Sales reached Ps. 80.3 million and were 4.4% higher compared to the previous fiscal year. The increase in agricultural sales compensated for the lesser sales in the other segments.

Crops. Crop sales increased 15% from Ps. 42.2 million in fiscal year 2001 to Ps. 48.5 million in the fiscal year 2002. The 30% decrease in the sales volume from 172,600 tons to 120,624 tons, was offset by a unit price 64.4% higher in fiscal year 2002 compared to the of fiscal year 2001. The average price per sold ton was of Ps. 402 as compared to Ps. 244 obtained during the same period of the previous fiscal year. Crops become available for sale as commodities after harvesting during the period from December to June. The decrease in the sales volume was primarily due to a decrease in the volume of sunflower and corn sold from 18,168 tons and 95,263 tons in fiscal year 2001 to 2,156 and 41,139 tons respectively sold during the of fiscal year 2002.

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

Beef-Cattle. Beef-cattle sales decreased 6% from Ps. 29.3 million in fiscal year 2001 to Ps. 27.6 million in the fiscal year 2002. The 4.3% increase in the sold volume compensated the 9.7% drop in the price per ton sold.

Sold volume increased from 17,455 tons to 18,200 tons, meanwhile the sale price decreased from Ps. 1.7 per kilogram in fiscal year 2001 to Ps. 1. 5 per kilogram for the same period of fiscal year 2002. Average cattle stock decreased from 109,982 heads for fiscal year 2001 to 93,380 for the same period of fiscal year 2002. This was the result of our strategy to continue with the reduction of our stock holding position in this business segment in order to increase our efforts in the agricultural segment, which offers better yields. As a consequence of this change, total beef-cattle production decreased 17.5%, from 12,725 tons for fiscal year 2001 to 10,493 tons for the same period of fiscal year 2002. The number of owned hectares under beef-cattle production decreased from 173,568 hectares in fiscal year 2001 to 153,435 in fiscal year 2002.

Milk. Milk sales decreased 13.6% from Ps. 2.6 million during fiscal year 2001 to Ps. 2.3 during fiscal year 2002. The decrease in the milk sales volume is attributable to a 3.9% decrease in the milk production, as a result of a decrease in the individual production by cow due to modifications on the feeding system, from 7.0 million liters during fiscal year 2001 to 6.8 million liters during fiscal year 2002 and a 10.2% decrease in the average sale price from Ps. 371 per thousand liters during fiscal year 2001 to Ps. 332 per thousand liters during fiscal year 2002. During the second quarter of fiscal year 2002, almost the total La Adela’s dairy cattle stock was sold. The reduction of the total dairy cattle stock was 29,1%.

Cost of Sales

Cost of sales decreased 30.8% from Ps. 61.1 million for fiscal year 2001 to Ps. 42.3 million for fiscal year 2002. Cost of sales as a percentage of sales decreased from 79.5% for the fiscal year 2001 to 52.6% for the fiscal year 2002.

Crops. Cost of sales for crops decreased 56.9% from Ps. 32.1 million for fiscal year 2001 to Ps. 13.8 million for fiscal year 2002. This decrease is mainly attributable to the effect of higher commodity prices on the stock valuation.

Beef-Cattle. Cost of sales for beef-cattle decreased 6.6% from Ps. 24.4 million for fiscal year 2001 to Ps. 22.8 million for the of fiscal year 2002. The sale cost decreased since our cattle stock at June 2002 was valued at a price higher than the initial price. Cost of sales for beef-cattle as a percentage of beef-cattle sales decreased from 83.1% in fiscal year 2001 to 82.5% for the same period of fiscal year 2002. The cost per ton sold also decreased from Ps. 1,397 in fiscal year 2001 to Ps. 1,251 for the same period of fiscal year 2002 due to the same reasons.

Milk. Cost of milk sales increased 57.1% from Ps. 2.3 million in fiscal year fiscal year 2001 to Ps. 3.6 million for fiscal year 2002. This increase is attributable to the losses generated by La Adela dairy farm closing, mainly salary compensations and dairy stock sale, and also to agriculture by-products price increases, components of feed cost, as a consequence of the rise in the U.S. dollar quotation. Cost of milk sales per thousand liters increased from Ps. 286 in fiscal year 2001 to Ps. 467 for the fiscal year 2002.

Selling Expenses

Selling expenses decreased 7.7% from Ps. 11.1 million in fiscal year 2001 to Ps. 10.2 million in the fiscal year 2002. Agriculture selling expenses represented 73% of total selling expenses, beef-cattle expenses represented 17%, and the remaining 10% corresponds to our other activities. Crop selling expenses as a percentage of sales decreased from 17.6% in fiscal year 2001 to 15.3% for the same period of fiscal year 2002. Although significant cost reductions were achieved during the past fiscal years, such as lower freight costs and conditioning expenses, these percentages decreased mainly due to higher commodity prices per ton sold. Selling expenses per ton of crops sold increased from Ps. 43 per ton in fiscal year 2001 to Ps. 60 per ton for the same period of fiscal year 2002, mainly due to the devaluation effect on the price of selling expenses. Regarding beef-cattle, selling expenses as a percentage of beef-cattle sales decreased from 6.5% in fiscal year 2001 to 5.9% for the same period of fiscal year 2002.

Milk sales did not generate any selling expenses since milk production is sold directly.

Administrative Expenses

Administrative expenses include only corporate overhead and not administrative expenses related to the farms. Administrative expenses decreased 0.1% from Ps. 8.44 million in fiscal year 2001 to Ps. 8.37 million for the fiscal year 2002 mainly due to reductions carried out in fees for services and general offices expenses.

Gain on the Sale of Farms

The results for sales of fixed assets were of Ps. 16.6 million, as a consequence of the sale of the farms El Silencio, of 397 hectares, located in Rojas, Province of Buenos Aires, El Coro, of 10,231 hectares, located in Villa María del Río Seco, Province of Córdoba and La Sofia, of 6,149 hectares, located in Río Cuarto, Province of Córdoba.

The sale of El Silencio, which was acquired in January 1995, was agreed at US$ 1.03 million and generated a gain of Ps. 0.22 million.

Regarding the sale of El Coro farm of 10.231 hectares, it was acquired in December 1995 and was sold in four plots. The price agreed for this sale was Ps. 13.7 million and generated a Ps. 3.4 million profit.

The sale of La Sofia, was agreed at US$ 10 million and generated a gain of Ps. 12.9 million.

Inventory Holding Gain (Loss)

Loss on holdings amounted to Ps. 19.6 million in fiscal year 2002 as compared to a loss of Ps. 1.5 million for the fiscal year 2001. Most of this result corresponds to cattle holding result losses. Although cattle nominal prices showed an important increase, this increment was less than the rate of inflation and generated this negative result.

Operating Income (Loss)

As a result of the foregoing factors, operating income amounted Ps. 16.3 million in fiscal year 2002 as compared to a gain of Ps. 0.5 million for the fiscal year 2001. The operating margin was –4.9% in fiscal year 2002 and 24.1% in fiscal year 2001.

Financial Results, Net

Net financial expenses were profit of Ps. 1.5 million and Ps. 12.2 million for fiscal year 2002 and 2001, respectively, mainly due to transactions with stocks and bonds.

The financial expenses are mainly attributable to (i) a loss of Ps. 12.2 million as a result of operations with stocks and bonds (ii) a Ps. 14.2 million profit due to the effect of inflation (iii) a Ps. 0.4 million loss due to interest (iv) a Ps. 1.1 million profit due to exchange rate difference (v) a Ps. 0.9 million loss due to tax on debit and credit (vi) a Ps. 0.3 million loss due to allowance for doubtful accounts.

Loss from Equity Investments

Loss from equity investments increased from Ps. 0.4 million in fiscal year 2001 to Ps. 41.2 million in fiscal year 2002 mainly due to an operating loss incurred in the fourth quarter at IRSA of Ps. 42.9 million, an operating loss incurred at Cactus Argentina S.A. of Ps. 0.02 million, an operating gain obtained by Agro Uranga S.A. of Ps. 1.1 million and a goodwill and intangibles amortization of Ps. 0.4 million.

During fiscal year 2001 and according to the investment diversification strategy, the company decided to invest part of its cash in the Bolsa de Comercio de Buenos Aires through the purchase of IRSA stock. This investment was negatively affected by the Argentine market.

At the moment of deciding the purchase, IRSA stock was quoting with an important discount compared to its book value, since the stock’s quotation had dropped 55% compared to its peak during 2000 and the market consensus indicated that it was a good investment opportunity.

As of March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA’s shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. As a result, at June 30, 2002 we recognized a negative goodwill of Ps. 15.4 million representing the excess of equity value over market at that date.

Other (Expense) Income, Net

Other (expense) income for fiscal year 2002 was of Ps. 0.2 million as compared to Ps. (0.3) million for the fiscal year 2001.

Management Fee

Pursuant to our agreement with Dolphin Fund Management S.A., we pay a fee equivalent to 10% of our net income for certain agriculture advisory and other administration services.

As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock.

As a consequence of the spun off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management) is currently the Chairman of Consultores Asset Management S.A.

Income Tax

Income tax increased from Ps. 4.3 million for fiscal year 2001 to Ps. 18.8 million for the fiscal year 2002. The income tax provision includes Argentine income tax calculated on an individual entity basis at the statutory income tax rate of 35%, based on the current taxable income of each company for the period, as defined by Argentine income tax law. Despite the fact that during fiscal year 2002 the net income showed a negative result since it was adjusted by inflation, current taxable income does not recognize the adjustment for inflation and it recorded a gain of Ps. 24.4 million. For Futuros y Opciones.Com S.A. we did not record any income taxes for the fiscal years 2001 and 2002 due to tax net operating losses. As of June 30, 2002, these subsidiaries had, in the aggregate, Ps. 1.7 million of tax loss carry forwards, which, on an individual entity basis, may be offset against future taxable income. These tax loss carry forwards expire at various dates beginning 2003 and ending 2007.

Minority Interest

For fiscal year 2002, we recorded a minority interest of Ps. 0.3 million, to reflect our 70% equity interest in Futuros y Opciones.Com S.A.

Net Income

As a result of the foregoing factors, net income decreased from Ps. 7.2 million for fiscal year 2001 to a net loss of Ps. 41.7 million for the fiscal year 2002. The net margin was 9.4% for fiscal year 2001 and decreased to a net margin (loss) of 52.0% for the fiscal year 2002.

B. LIQUIDITY AND CAPITAL RESOURCES

The table below shows, for the periods indicated, our cash flows:

	As of end for the year ended June 30,
	2003	2002	2001
	(Adjusted for price-level changes and expressed in millions of constant Argentine Pesos of June 30, 2003)
Net cash provided by operating activities	11.4	25	17.3
Net cash (used in) provided by financing activities	165.6	(21.3)	26.6
Net cash provided by (used in) investing activities	(200.5)	38.8	(64.2)
Effects of inflation accounting	2.6	(2.2)
Net increase (decrease) in cash and cash equivalents	(23.4)	40.1	(20.3)

As of June, 2003, we had cash and cash equivalents totaling Ps. 20.9 million, a decrease from the Ps. 44.3 million balance held as of June 30, 2002. This decrease primarily resulted from the collection of receivables related to the sale of fixed assets for Ps. 2.5 million, from the sale of fixed assets for Ps. 12.8 million, cash inflows provided by operating activities for Ps. 11.4 million and exercise of rights offering on treasury stock for Ps. 3.6 million partially offset by an increase in interest in related company for Ps. 8.2 million, acquisition and upgrading of fixed assets for Ps. 31.0 million, a decrease in financial loans for Ps. 13.7 million and other issuance expenses of Convertible Notes for Ps. 1.7 million.

As of June 30, 2002, we had cash and cash equivalents totaling Ps. 44.3 million, an increase from the Ps. 4.2 million balance held as of June 30, 2001. This increase primarily resulted from the net proceeds from the sale of farms for Ps. 55.8 million, cash inflows provided by operating activities for

Ps. 27.9 million and collection of secured receivables from the sale of farms for Ps. 0.7 million partially offset by the acquisition of investments for Ps. 21.9 million, dividend payments for Ps. 8.0 million, loan payments for Ps. 53.7 million and the acquisition of farms and other property and equipment for Ps. 0.9 million.

Net Cash Provided by Operating Activities

Net cash provided by operations decreased from Ps. 27.9 million in fiscal year 2002 to Ps. 11.4 million in fiscal year 2003. The decrease in net cash provided by operations activities was primarily due to the increase in other liabilities payable, in trade accounts payable, in social securities, charges, taxes payable and advances to customers which were partially offset by a decrease in inventories, in trade accounts receivable, in current investments in fiscal year 2003 as compared to fiscal year 2002. Our operating activities resulted in net cash inflows for Ps. 11.4 million for fiscal year 2003 essentially due to a decrease in other liabilities, in trade accounts payable, in social securities, charges, taxes payable and interest payable and an operating loss of Ps. 10.0 million totaling Ps. 34.0 million offset by a decrease in current investments, a decrease in trade accounts receivable, other receivables and inventories and dividend collected for Ps. 45.4 million.

Net cash provided by operations increased from Ps. 17.3 million in fiscal year 2001 to Ps. 27.9 million in fiscal year 2002. The increase in net cash provided by operations was due primarily to the decrease in other receivables and an increase in taxes payable and in interest payables which were partially offset by an increase in inventory and a decrease in trade accounts payable in fiscal year 2002 as compared to fiscal year 2001. Our operating activities resulted in net cash inflows for Ps. 27.9 million for fiscal year 2002 essentially due to a decrease in current investment, other receivables, an increase in salaries and social security and taxes payable, in interest payables, other liabilities and dividends collected and operating gains totaling Ps. 42.4 million, partially offset by an increase in trade accounts receivable, in inventory and in trade account payable for Ps. 14.5 million. The operating cash inflows of Ps. 17.3 million for fiscal year 2001, essentially due to decreases in trade accounts payable, other receivables and inventory accounts, in addition to increases in trade accounts payable, interest payables and dividends collected totaling Ps. 29.8 million, partially offset by an increase in intangible assets and decreases in current investments and salaries and social security payable and taxes payables and operating losses totaling Ps. 12.5 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities decreased from a net use of Ps. 33.8 million in fiscal year 2002 to a net cash outflows of Ps. 200.5 million in fiscal year 2003 mainly due by the increase in permanent investments, the acquisition and upgrading of fixed assets and the increase in interest in related companies partially compensated for collection of receivables related to the sale of fixed assets. Our investing activities resulted in net cash outflows for Ps. 200.5 million in fiscal year 2003 mainly due by the increase in permanent investments for our purchase of IRSA´s convertible notes for Ps. 176.6 million, from the acquisition and upgrading of fixed assets for Ps. 31.0 million and from the interest in related companies for Ps. 8.2 million, partially offset by the collection of receivables related to the sale of fixed assets for Ps. 2.5 million and from the sale of fixed assets for Ps. 12.8 million.

Net cash used in investing activities increased from a net use of Ps. 64.2 million in fiscal year 2001 to a net cash inflow of Ps. 33.8 million in fiscal year 2002 mainly due by net proceeds from the sale of current investments and farms partially compensated for the acquisition of investments as well as to a lower level of acquisition of farms and other property and equipment. Our investing activities resulted in net cash inflows for Ps. 33.8 million in fiscal year 2002 mainly due by net proceeds from the sale of farms for Ps. 55.8 million and collection of secured receivables from the sale of farms for Ps. 0.8 million, partially offset by the acquisition of investments for Ps. 21.9 million and acquisition and upgrading of fixed assets for Ps. 0.9 million. Our investing activities resulted in net cash outflows of Ps. 64.2 million for fiscal year 2001, essentially due to the acquisition of investments by Ps. 77.8 million and from the sale of farms of Ps. 15.4 million.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities increased from a net cash outflows of Ps. 21.5 million in fiscal year 2002 to a net use of Ps. 165.6 million in fiscal year 2003 primarily due to an increase in the exercise rights offering on treasury stocks and in financial loans for our issuance of our convertibles notes. Our financing activities resulted in net cash inflows of Ps. 165.6 million in fiscal year 2003, primarily due to an increase in the exercise rights offering on treasury stocks for Ps. 3.6 million and a net financial loans for Ps. 163.8 million.

Net cash from financing activities decreased from a net cash inflow of Ps. 26.6 million in fiscal year 2001 to a net use of Ps. 21.5 million in fiscal year 2002 primarily due to a decrease in short-term debt and an increase in dividend payments. Our financing activities resulted in net cash outflows of Ps. 21.5 million in fiscal year 2002, primarily due to a net increase in dividend payments for Ps. 8.0 and a decrease in the short-term debt for Ps. 14.4 million. Our financing activities resulted in net cash inflows of Ps. 26.6 million for fiscal year 2001, primarily due to a net increase in short-term debt of Ps. 29.4 million, partially offset by dividend payments for Ps. 2.8 million.

In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt or equity financing or selective asset sales.

Our Indebtedness

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50.0 million units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder´s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50.0 million offering. Proceeds of the offering were applied to subscribe IRSA´s Convertible Notes and to finance our working capital.

As of December 16, 2003, the holders of our Convertible Notes exercised their conversion rights for the total 4,696,370 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 9,248,449 with a face value of Ps.1 each.

The number of Convertible Notes currently outstanding amounts to US$ 45,303,630, while the number of our outstanding shares are 133,828,237.

Our total outstanding debt as of June 30, 2003 was Ps. 139.4 million, corresponding to the Convertible Notes with maturity on November 14, 2007.

Capital Expenditures

Capital expenditures totaled Ps. 31.0 million, Ps. 0.9 million, Ps. 3.1 million for fiscal years ended June 2003, 2002 and 2001, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for fiscal year 2004 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices. For the fiscal year ended June 30, 2003 our main investments consisted of Ps. 29.4 million in acquisition of real state, Ps. 0.3 million in improvements, Ps. 0.2 million in furniture and equipment, Ps. 0.3 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.3 million in roads, Ps 0.3 in construction in progress.

For the fiscal year ended June 30, 2002 our main investments consisted of Ps. 0.6 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 0.1 million in facilities, Ps. 0.1 million in new pastures and Ps. 0.1 million in others.

Principal Differences Between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the accounting for the change to the equity method of accounting for the investments in IRSA;

•	the valuation of inventories;

•	the accounting for website development costs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the elimination of the gain recognized under Argentine GAAP on the acquisition of a minority interest;

•	the accounting for available-for-sale securities;

•	the impact of certain U.S. GAAP adjustments on the Company’s equity investees;

•	the accounting for stock options;

•	the accounting for convertible notes;

•	the effect of U.S. GAAP adjustments on management fee;

•	certain differences in calculating deferred income taxes and the effects on deferred income taxes of the above-mentioned reconciling items; and

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 16 to our consolidated financial statements.

Net income (loss) under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001 was approximately Ps. 65.0 million, Ps. (41.7) million and Ps. 7.2 million, respectively, as compared to approximately Ps. 37.4 million, Ps. (124.6) million and Ps. 4.4 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2003 and 2002, was Ps. 391.8 million and Ps. 322.6 million, respectively, as compared to Ps. 294.3 million and Ps. 216.4 million, respectively, under U.S. GAAP.

IRSA’s Results of Operations

Overview

We do not consolidate the consolidated financial statements of our subsidiary IRSA. However, according to Rule 3-09 of Regulation S-X we are required to file separate financial statements of significant subsidiaries. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with IRSA’s consolidated financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this prospectus.

IRSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See note 21 to the consolidated financial statements of IRSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, IRSA has relied on variables and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. Although IRSA reviews these estimates and assumptions in the ordinary course of business, the portrayal of its financial condition and results of operation often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of its assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	rental property depreciation;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

Revenue recognition

IRSA primarily derives its revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. This section reflects IRSA´s revenue recognition policies and those of its controlled and jointly-controlled subsidiaries.

Development and sale of properties. IRSA generally enters into purchase and sale agreements with purchasers of units in its residential development properties prior to the commencement of construction. Pursuant to this practice, IRSA initiates its marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	its receivable is not subject to future subordination; and

•	IRSA has transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. IRSA determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, IRSA´s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. IRSA recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

International operations. On February 28, 2002, IRSA sold all of its interest in Brazil Realty, a company operating in Brazil, whose business primarily comprised the same type of operations conducted by us in Argentina.

Rental property depreciation

IRSA computes depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Provision for allowances and contingencies

IRSA provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While IRSA uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making these evaluations. IRSA has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA´s estimate of the outcomes of these matters and its lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect its future results of operations and financial condition or liquidity.

Impairment of long-lived assets

IRSA periodically evaluates the carrying value of its long-lived assets for impairment. IRSA considers the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. Impairments are allocated to the results of the period. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. IRSA determines the fair market value primarily using independent appraisals valuations. Technical Resolution No. 17, which IRSA adopted on July 1, 2002, establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount on the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

IRSA´s policy in order to reverse impairment losses is to consider a maximum acceptable deviation of 5% between the net carrying value of its assets and their respective fair market value. By this policy IRSA intends to reduce the volatility of the book value of its properties. During the year ended June 30, 2003 as a result of an increase in the fair market value of its parcels of undeveloped land and rental properties (including shopping centers), IRSA reversed impairment losses previously recognized for a total amount of Ps. 9.9 million and Ps. 15.5 million, respectively, which have been included within “Gain from operations and holdings of real estate assets, net” in the statement of income.

IRSA also evaluated the carrying value of its long-lived assets related to Development and sales of properties, Office and others, Hotel and Shopping Centers segments for impairments as of June 30, 2003. Assets related to those four segments represent approximately 94% of its total long-lived assets. As mentioned in Notes 4.c, 4.d. and 4.e. to its consolidated financial statement during the year ended June 30, 2003 IRSA recognized an impairment of certain long-lived assets as its carrying value exceeded its fair market value.

The fair market value of its office and retail buildings was performed according to the Rent Value Method, considering discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rate used in determining the fair market value was approximately 14%, the average price per square meter was Ps. 35, approximately US$ 13 and the average vacancy rate of the last 10 years. As of June 30, 2003 IRSA recorded an impairment loss of Ps. 1.9 million (See Note 4.e. of its Financial Statements) in this connection. A reduction in the fair market value of these properties by 5.0% would have resulted in an additional impairment loss of Ps. 5.4 million.

The fair market value of its shopping centers was performed according to the Rent Value Method also. The average discount rates used in determining the fair market value were between 14% and 17%, the average price per square meter was Ps. 5,686, approximately US$ 2,031 and the average vacancy rate was calculated taking into consideration the real vacancy. A reduction in the fair market value of these properties by 5.0% would have resulted in an increased impairment of Ps. 6.4 million.

IRSA used the open market method for determining the fair market value of its land reserve and inventories. During the year ended June 30, 2003 IRSA recognized an impairment loss of Ps. 10.5 million in this connection (See Notes 4.c. and 4.d. to its Consolidated Financial Statements). A reduction in the fair market value of these properties by 5% would have resulted in an increased impairment of Ps. 7.5 million.

IRSA believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

•	because the impact that recognizing an impairment would have on assets reported on its balance sheet as well as on the results of its operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

Debt restructuring

In November 2002 IRSA completed the refinancing of its debt for a total amount of U$S 103,4 million and IRSA also fulfilled the operation with its lenders to refinance the Syndicate Loan for U$S 80 million and its Notes for U$S 37 million.

Since the conditions of the new debt instruments are substantially different from the original conditions (as defined by Technical Resolution No. 17), IRSA removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that IRSA used in reference to its local operations. As a result of the debt restructuring, IRSA recognized a gain of Ps. 36,5 million (Ps. 31,7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects:

Interest Rates	Gain in million	Impact on Net income	Impact on Shareholders´equity
11.23%	48	16.76%	5.93%
16.31%	79	27.58%	9.76%
22.86%	105	36.66%	12.98%
31.84%	130	45.38%	16.07%

IRSA believes that the accounting estimate related to debt restructuring is a “critical accounting estimate” because if IRSA calculates the present value of its debts using higher interest rates than 8%, IRSA would have a material impact on its debts reported on its balance sheet as well as on its financing results, that is the reason why the determination of the rate requires significant judgment.

Deferred income tax

As described in Note 3.d to its consolidated financial statements, IRSA adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, IRSA recognizes income tax using the method required by Technical Resolution No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

IRSA provided a valuation allowance for a portion of its net deferred tax assets, as IRSA does not considered the realization of the tax benefit to be more likely than not. IRSA considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all of its deferred tax assets. These evidences consist primarily of:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carryforwards

•	Reversals of existing taxable temporary differences

•	Business projections

As a result of the evaluation of theses evidences, IRSA accounted for a valuation allowance of approximately 40% of its deferred tax assets, amounting to Ps. 33.0 million. Net deferred tax assets as of June 30, 2003 amounts to Ps. 66.1 million.

An increase of 10%, 20% and 30% in the net result from IRSA´s projections utilized in determining the valuation allowance of its deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Impact on Net income	Impact on Shareholders´equity
10%	27	9.43%	3.34%
20%	22	7.68%	2.72%
30%	16	5.59%	1.98%

IRSA believes that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions such as, future revenues and expenses, exchange rates and inflation among others;

•	because the impact that calculating income tax using this method would have on assets or liabilities reported on IRSA´s balance sheet as well as on the income tax result reported in its statement of income could be material.

Results of Operations for the fiscal years ended June 30, 2003 and 2002

Sales

Sales increased 54.7%, from Ps. 137.6 million for the fiscal year ended June 30, 2002, to Ps. 212.9 million for the fiscal year ended June 30, 2003. This increase reflects the net impact of (i) an increase in the income from the Shopping Center segment as a result of the consolidation of APSA in the 2003 fiscal year, and (ii) the decrease in income from the remaining segments as a result of the ongoing recession that the Argentine economy is undergoing.

Development and Sale of Properties. Sales from development and sale of properties decreased 13.1%, from Ps. 54.5 million for the fiscal year ended 30 June, 2002, to Ps. 47.2 million for the fiscal year ended June 30, 2003, despite the higher sales volume achieved in the 2003 fiscal year. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 10.5 million drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the 2003 fiscal year; (ii) the Ps. 1.1 million decrease principally in sales from the residential communities of Abril. These decreases were partially offset by the Ps. 4.3 million increase in sales of other real estate stemming mainly from (a) the sale during the 2003 fiscal year of the Hotel Piscis for Ps. 9.9 million, (b) the sale of office space in the buildings located at Madero 1020, Madero 940 and Libertador 498, for Ps. 9.6 million and (c) the decrease in sales of other real estate, amounting to Ps. 15.2 million, among which it is worth highlighting the property at Rivadavia 2243 and Santa Fé 1588.

Offices and Other. Sales from Offices and Other decreased 60.0%, from Ps. 44.5 million during the fiscal year ended June 30, 2002, to Ps. 17.8 million during the fiscal year ended June 30, 2003. This decrease is mainly due to a 58.2% decrease in revenues from office rents, from Ps. 38.8 million in the fiscal year ended June 30, 2002, to Ps. 16.2 million in the fiscal year ended June 30, 2003. This decrease in sales is attributed to (i) a lower average occupancy rate during 2003 which declined to 71.2% as compared to 84.1% in 2002; (ii) the fact that contractual prices did not evolve in the same way as inflation, which means that increase in sales from the previous year due to inflation restatement was higher than the increase in the amount of sales during fiscal year 2003; and (iii) a 78.6% decrease in sale from commercial property rents and other properties, from Ps. 4.4 million in the fiscal year ended June 30, 2002 to Ps. 0.9 million in the fiscal year ended June 30, 2003, mainly due to the sale of the real estate at Rivadavia 2243, Santa Fe 1588 and Constitución 1111.

Shopping Centers. During fiscal year 2003 we began consolidating Alto Palermo S.A., whose financial statements are allocated under this segment. Income generated during the fiscal year ended June 30, 2003 amounts to Ps. 113.8 million, representing 53.4% of total income. The occupancy rate of its shopping centers increased from 92% for the year ended 2002 to 96% for the year ended 2003. It is important to mention that even Shopping center revenues increased in nominal value, this increase was lower than the inflation index, therefore there was a reduction of 41.7% in real terms.

Hotels. Sales from hotels went down 11.9%, from Ps. 38.8 million for the fiscal year ended June 30, 2002 to Ps. 34.2 million for the fiscal year ended June 30, 2003, due to a decrease in the average rates that was partially offset by an increase in average occupancy level, from 44% in 2002 to 53% in 2003. Sales from Hotel Sheraton Libertador decreased by Ps. 3.7 million and sales from the Hotel Intercontinental decreased by Ps. 1.3 million. Furthermore, during fiscal year 2003 we recognized sales from the Hotel Piscis for Ps. 0.3 million.

International. Following the sale of the interest in Brazil Realty and FVI, no new investments were made in this segment.

Total Costs. Total costs increased 70.0%, from Ps. 84.1 million during the fiscal year ended June 30, 2002 to Ps. 143.0 million for the fiscal year ended June 30, 2003. This increase is mainly due to the net impact of (i) the consolidation of the results of APSA during fiscal year 2003; (ii) an increase in costs in the Development and sale segment; and (iii) a decrease in costs in the Hotels and Offices segment. Total costs as a percentage of sales increased from 61.1% for the fiscal year ended June 30, 2002 to 67.1% for the fiscal year ended June 30, 2003.

Development and Sale of Properties. Costs related to Development and Sale increased 8.4%, from Ps. 43.5 million in the fiscal year ended June 30, 2002 to Ps. 47.1 million for the fiscal year ended June 30, 2003 primarily as a result of the sale during the present fiscal year of non-core properties with a low margin due to the fact that during fiscal year 2002 we sold almost all of our principal properties, specially Alto Palermo Park, with an important sale margin. Costs relating to Development and Sale as a percentage of sales from the segment increased from 79.9% during the fiscal year ended June 30, 2002 to 99.7% during the fiscal year ended June 30, 2003.

Offices and Other. Costs of Offices and Other decreased 31.1%, from Ps 13.2 million during the fiscal year ended June 30, 2002 to Ps. 9.1 million during the fiscal year ended June 30, 2003 due to lower depreciation charges. Costs relating to Offices and Other as a percentage of sales from the segment increased from 29.7% for the fiscal year ended June 30, 2002 to 51.2% for the fiscal year ended June 30, 2003 due to a decrease in the average occupancy rate. The main component of cost of offices is represented by the depreciation of leased properties and expenses related to available units.

Shopping Centers. During fiscal year 2003, IRSA have begun to consolidate APSA, whose costs have been allocated to this segment. Costs generated were Ps. 67.1 million, and account for 46.9% of IRSA´s total costs. Total costs registered a 19.9% decrease between both fiscal years due to (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year; (ii) a lower amortization charge stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses. The main cost component of shopping centers is represented by depreciation and amortization charges of leased properties, including goodwill paid upon their acquisition.

Hotels. Costs from hotel operations decreased 28.1%, from Ps. 27.4 million during the fiscal year ended June 30, 2002 to Ps. 19.7 million during the fiscal year ended June 30, 2003, primarily due to the decrease in the constant value of the cost components of Hotels such as salaries, fees and services. Hotel operating costs as a percentage of sales from hotels decreased from 70.7% for the fiscal year ended June 30, 2002 to 57.5% for the fiscal year ended June 30, 2003. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Gross Profit

As a result of the foregoing, the gross profit increased 23.5%, from Ps. 53.5 million during the fiscal year ended June 30, 2002 to Ps 69.9 million during the fiscal year ended June 30, 2003.

Selling Expenses

Selling expenses increased 126.5%, from Ps. 11.3 million during the fiscal year ended June 30, 2002 to Ps. 25.6 million during the fiscal year ended June 30, 2003, primarily due to the increase in Shopping Centers selling expenses from the consolidation of Alto Palermo S.A. and partially offset by a 29.2% reduction in the selling expenses of the other segments. Selling expenses as a percentage of sales increased from 8.2% during the fiscal year ended June 30, 2002, to 12% during the fiscal year ended June 30, 2003.

Development and Sale of Properties. Selling expenses from Development and Sales decreased 41.2%, from Ps. 6.8 million during the fiscal year ended June 30, 2002 to Ps. 4.0 million during the fiscal year ended June 30, 2003, as a consequence of the decrease in sales operations during this fiscal year generating less direct selling expenses. Selling of Development and Sale of properties as a percentage of sales from this segment decreased from 12.4% during the fiscal year ended June 30, 2002 to 8.5% for the fiscal year ended June 30, 2003. The main components of selling expenses of Development and Sale are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses relating to Offices and Other decreased 83.3%, from Ps. 0.6 million during the fiscal year ended June 30, 2002 to Ps. 0.1 million during the fiscal year ended June 30, 2003.

Shopping Centers. During fiscal year 2003 IRSA began consolidating Alto Palermo S.A. whose selling expenses are allocated under this segment. Expenses generated during the fiscal year ended June 30, 2003 were Ps. 17.6 million, which accounted for 68.8% of IRSA´s total selling expenses. The decrease of 72.2% in shopping centers selling expenses during both fiscal years was mainly due to: (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from our shopping center operations during fiscal years 2002 and 2003 respectively and Ps. 17.6 million and Ps. 8.0 million related to allowance for doubtful accounts of Tarjeta Shopping during fiscal years 2002 and 2003 respectively; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1 million during fiscal year 2002 to Ps. 4.4 million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation; (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

Hotels. Selling expenses did not change with regard to the previous fiscal year and remained stable at Ps. 3.9 million. The main components of selling expenses are advertising expenses and salaries.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Administrative Expenses

Administrative expenses increased 29.9%, from Ps. 32.1 million during the fiscal year ended June 30, 2002 to Ps. 41.7 million during the fiscal year ended June 30, 2003, due to an increase in administrative expenses relating to Shopping Centers stemming from the consolidation with Alto Palermo S.A., which was partially offset by a 36.6% reduction in the administrative expenses in the remaining segments. The main components of administrative expenses are salaries and social security, fees, and compensation for services and depreciation and amortization.

Development and Sale of Properties Administrative expenses of Development and Sale of properties decreased 45.2%, from Ps. 11.2 million during the fiscal year ended June 30, 2002 to Ps. 6.1 million for the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Development and Sale of properties as a percentage of income from this segment decreased from 20.6% during the fiscal year ended June 30, 2002 to 13.0% during the fiscal year ended June 30, 2003.

Offices and Other. Administrative expenses of Offices and Other decreased 27.9%, from Ps. 6.1 million during the fiscal year ended June 30, 2002 to Ps. 4.4 million during the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Offices and Other as a percentage of sales from this segment increased from 13.6% during the fiscal year ended June 30, 2002 to 24.7% during the fiscal year ended June 30, 2003 as a result of the sharp reduction in the income from the segment.

Shopping Centers. The fluctuation in administrative expenses under this segment is mainly due to the consolidation with the results of Alto Palermo S.A. The expenses generated during fiscal year 2003 amount to Ps. 21.4 million, accounting for 51.3% of overall administrative expenses. The decrease of 28,2% between both fiscal years was basically due to the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Hotels. Administrative expenses of Hotels decreased 19.0%, from Ps. 12.1 million for the fiscal year ended June 30, 2002 to Ps. 9.8 million during the fiscal year ended June 30, 2003, basically due to the decrease during fiscal year 2003 of all the administrative expenses for the Intercontinental and Sheraton Libertador hotels. Administrative expenses of Hotels as a percentage of sales from hotel operations decreased from 31.3% during the fiscal year ended June 30, 2002 to 28.5% during the fiscal year ended June 30, 2003. The main components of administrative expenses of hotel operation are salaries, fees for services and depreciation and amortization.

International. Subsequent to the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment, consequently, no charge has been recorded during fiscal year 2003.

Gain on Purchasers’ Rescissions of Sales Contracts

This result stems from Alto Palermo as a result of the consolidation with this company as from fiscal year 2003 and arises from the rescission of Torres de Abasto sales contracts, generating a profit for the fiscal year of Ps. 0.009 million.

Loss in Credit Card Trust

The loss reported under this heading amounting to Ps. 4.1 million during fiscal year 2003 stems from interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trust and is incorporated to our statement of operations following the consolidation with Alto Palermo as from fiscal year 2003.

(Loss) Gain from Operations and Holdings of Real Estate Assets, net

(Loss) Gain from operations and holdings of real estate assets, net, varied from one year to another, showing a gain of Ps. 68.3 million, having recovered from a loss of Ps. 46.8 million for the fiscal year ended June 30, 2002 to a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003. The gain generated during fiscal year 2003 is mainly attributed to (i) the gain of Ps. 10.9 million stemming from the sale of stock in Valle de las Leñas; and (ii) a gain of Ps. 11.4 million attributed to the net recovery of the allowance for the devaluation of real estate. Furthermore, the loss reported the previous year is mainly attributed to (i) the setting up of the allowance for the devaluation of real estate for Ps. 82.6 million; which was partially offset by (ii) a gain of Ps. 35.8 million from the sale of our equity interest in Brazil Realty.

Operating Income

As a result of the foregoing, the total operating income recovered from a loss of Ps. 36.6 million during the fiscal year ended June 30, 2002 to a profit of Ps. 20.1 million during fiscal year 2003.

Development and Sale of Properties. Operating results from Development and Sales of properties increased from a loss of Ps. 33.8 million during the fiscal year ended June 30, 2002 to a gain of Ps. 2.8 million for the fiscal year ended June 30, 2003.

Offices and Other. Operating results from Offices and Other recovered from a loss of Ps. 24.7 million during the fiscal year ended June 30, 2002 to a gain of Ps. 2.3 million for fiscal year 2003.

Shopping Centers. Operating results from Shopping Centers reported an increase of Ps. 14.1 million during the current year as a result of the consolidation with the results of Alto Palermo S.A.

Hotels. Operating results from hotels recovered from a loss of Ps. 11.3 million during the fiscal year ended June 30, 2002 to a gain of Ps. 0.9 million for the fiscal year ended June 30, 2003.

International. As explained above, during fiscal year 2003 no results were recorded under this segment. The previous fiscal year closed with a gain of Ps. 34.6 million.

Amortization of goodwill

The loss of Ps. 6.6 million recorded as of June 30, 2003 mainly includes (i) the amortization of goodwill stemming from the acquisition of Alto Palermo subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A.; and (ii) the amortization of its own goodwill from the purchase of stock in Alto Palermo during fiscal year 2003.

Financial Results, net

Total net gains/losses on the financing of assets showed a recovery from a loss of Ps. 505.8 million during the fiscal year ended June 30, 2002 to a gain of Ps. 315.4 million during the fiscal year ended June 30, 2003. The main reasons for this recovery were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 507.9 million, owing to the appreciation of the Peso to the U.S. dollar from 3.80 in 2002 to 2.80 in 2003; (ii) the Ps. 241.7 million gain on the financing of assets as compared with the previous year, among which it is worth highlighting the recognition of lower losses related to IRSA´s equity interest mainly in Banco Hipotecario and Quantum; (iii) the discounts obtained during fiscal year 2003 amounting to Ps. 36.9 million through the prepayment of the debt with GSEM for approximately Ps. 26.0 million and from the accounting measurement as at June 30, 2003 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according with Argentine GAAP; (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to IRSA´s liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) a reduction of Ps. 10.1 million with regard to the gains obtained in the previous year owing to the exposure to inflation of IRSA´s monetary liabilities.

Equity (Loss) gain from related parties

The net loss derived from affiliated companies changed from a gain of Ps. 0.1 million during the fiscal year ended June 30, 2002 to a loss of Ps. 12.9 million during the fiscal year ended June 30, 2003. This decrease is mainly due to: (i) the absence during fiscal year 2003 of the 2002 gain of approximately Ps. 2.1 million from IRSA´s investment in Buenos Aires Trade & Finance Center due to the consolidation as from this year of this company’s results; (ii) the reduction during fiscal year 2003 of the Ps. 2.9 million gain from Llao Llao Resorts; (iii) the net loss for the year of Ps. 12.1 million stemming from the subsidiaries of Alto Palermo, Perez Cuesta and E-Commerce Latina; and (iv) the reduction during fiscal year 2003 of the Ps. 3.4 million gain from IRSA Telecomunicaciones. These factors were partially offset by (i) the absence during fiscal year 2003 of the year 2002 loss of Ps. 4.6 million from

IRSA´s investment in Alto Palermo due to the consolidation as from this year of this company’s results; and (ii) the absence during fiscal year 2003 of the 2002 loss of Ps. 3.6 from IRSA´s investment in Brazil Realty due to the sale of IRSA´s equity investment in this company.

Other (Expenses) Income, net

The Other expenses, net line showed a recovery of Ps. 7.8 million, from a loss of Ps. 4.9 million during the fiscal year ended June 30, 2002 to an income of Ps. 2.9 million during the fiscal year ended June 30, 2003, primarily due to the net fluctuation generated by (i) the gain of Ps. 13.0 million obtained from the repurchase of Negotiable Obligations of Alto Palermo in the open market and (ii) the Ps. 4.2 million gain from the sale of fixed assets. These factors were partially offset by (i) the loss resulting from a contingency due to lawsuits amounting to Ps. 3.9 million; and (ii) the higher charge for donations with regard to the previous year amounting to Ps. 5.6 million.

Ordinary Gain/(Loss) before Minority Interest and Taxes

As a result of the foregoing, the net gain/loss before the minority interest and taxes reflected an improvement with regard to the loss of Ps. 547.1 million during the fiscal year ended June 30, 2002, recording a gain of Ps. 318.9 million during fiscal year 2003.

Minority Interest

The minority interest decreased by Ps. 39.6 million, from a gain of Ps. 5.7 million during fiscal year 2002 to a loss of Ps. 33.9 million during fiscal year 2003, mainly due to the minority interest IRSA recorded during fiscal year 2003 as a result of the consolidation of APSA, and stemming from its Ps. 35.2 million investment in this company recorded as a loss.

Income Tax and Asset Tax

Income tax decreased 163.6%, from a loss of Ps. 2.2 million during the fiscal year ended June 30, 2002, to a gain of Ps. 1.4 million during the fiscal year ended June 30, 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The gain of Ps. 3.6 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a gain of Ps. 49.4 million, having moved from a loss of Ps. 0.5 million corresponding to the asset tax for the year 2002 to a gain of Ps. 48.9 million during fiscal year 2003, which includes a gain of Ps. 49.9 million from deferred taxes and a loss of Ps. 1.0 million from the asset tax; and (ii) the income tax charge for Alto Palermo, which represented a loss of Ps. 46.7 million at June 30, 2003, when there had been no charge in the previous year because the company began consolidating its financial statements with this company this year.

Net (loss) Income for the Year

As a result of the foregoing, the net ordinary income for the year showed an improvement from a loss of Ps. 543.7 million during the fiscal year ended June 30, 2002 to a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003.

Results of operations for the fiscal years ended June 30, 2002 and 2001

Sales

Sales decreased 38.8%, from Ps. 224.7 million in the fiscal year ended June 30, 2001, to Ps. 137.6 million in the fiscal year ended June 30, 2002 on account of a decrease in sales in all segments of its activity. This decrease was primarily attributable to the severe and ongoing recession that the Argentine economy was undergoing and that was paralyzing its operations, most of which are conducted in Argentina.

Development and Sale of Properties. Sales from development and sale of properties decreased 47.8%, from Ps. 104.2 million (including interest for financing property sales) for the fiscal year ended June 30, 2001 to Ps. 54.4 million for the fiscal year ended June 30, 2002. The decrease in sales in the development and sale of properties segment was mainly attributable to: (i) a Ps. 28.5 million decrease in sales from the residential communities of Abril and Villa Celina; (ii) a Ps. 14.1 million decrease in sales of undeveloped parcels of land, on account of the non-recurrence of sales in Dique IV and Monserrat made in 2001; (iii) a Ps. 5.1 million decrease in the sales of other real property primarily resulting from the lack of recurrence of sales in Serrano 250, Sarmiento 580, Av. de Mayo 701, Madero 1020 and Montevideo 1975, partly offset by new sales during fiscal year 2002 of the real properties on Santa Fe 1588, Rivadavia 2243 and Libertador 498.

Offices and Other. Sales from Offices and other decreased 24.8% from Ps. 59.1 million during the fiscal year ended June 30, 2001 to Ps. 44.5 million during the fiscal year ended June 30, 2002. This decrease is primarily due to: (i) a 21.8% decrease in revenues from office rents from Ps. 49.7 million in the fiscal year ended June 30, 2001 to Ps. 38.8 million in the fiscal year ended June 30, 2002, mainly due to decreases in average occupancy rates in rental properties and (ii) a 45.3% decrease in sales from commercial property rents from Ps. 8.0 million in the fiscal year ended June 30, 2001 to Ps. 4.4 million in the fiscal year ended June 30, 2002 mainly due to the sales in the properties: Florida 291, Santa Fe 1588 and Montevideo 1975.

Hotels. Sales from hotels went down 36.8% from Ps. 61.3 million for the fiscal year ended June 30, 2001 to Ps. 38.8 million for the fiscal year ended June 30, 2002, due to a decrease in the average occupancy level of hotels from 58% in 2001 to 44% in 2002, as well as a decrease in rates, giving rise to a decrease in the sales from Hotel Sheraton Libertador of Ps. 8.1 million and from Hotel Intercontinental of Ps. 14.5 million during 2002.

Costs

Costs decreased 32.8%, from Ps. 125.2 million for the fiscal year ended June 30, 2001 to Ps. 84.1 million for the fiscal year ended June 30, 2002, mainly due to lesser costs from Development and Sale of properties and Hotels, which decrease was partially offset by an increase in the costs related to the operation of Offices and other. Total costs as a percentage of sales increased from 55.7% for the fiscal year ended June 30, 2001 to 61.1% for the fiscal year ended June 30, 2002.

Development and Sale of Properties. The costs of Development and Sale of properties decreased 43.1% from Ps. 76.4 million for the fiscal year ended June 30, 2001 to Ps. 43.5 million for the fiscal year ended June 30, 2002, due to fewer sales of real properties. The costs of Development and Sale of properties as a percentage of sales from Development and Sales of properties increase from 73.3% for the fiscal year ended June 30, 2001 to 79.9% for the fiscal year ended June 30, 2002.

Offices and Other. Costs of Offices and other rose by 16.1% from Ps. 11.4 million for the fiscal year ended June 30, 2001 to Ps. 13.2 million for the fiscal year ended June 30, 2002. The costs of Offices and other as a percentage of sales resulting from Offices and other increased from 19.2% for the fiscal year ended June 30, 2001 to 29.7% for the fiscal year ended June 30, 2002. The increase in the costs of Offices and other in absolute terms and as a percentage of sales is due to the decrease in the average occupancy rate from 89% during all fiscal year 2001 to 72% during all fiscal year 2002, which resulted in an increase in the maintenance costs of the unoccupied units, especially as regards common expenses. The main component of the cost of offices is represented by the depreciation of leased properties.

Hotels. Costs from hotel operations decreased 26.7%, from Ps. 37.4 million for the fiscal year ended June 30, 2001 to Ps. 27.4 million for the fiscal year ended June 30, 2002, primarily due to: (i) lower levels of activity in this segment; (ii) decrease in the constant value of the cost components of Hotels such as salaries, fees and services mainly on account of the effect of this last semester inflation and (iii) the restructuring carried out to offset the fall in the level of occupancy so as to attain greater efficiency. Hotel operating costs as a percentage of sales from hotels increased from 61.0% for the fiscal year ended June 30, 2001 to 70.7% for the fiscal year ended June 30, 2002 primarily due to the combination of lower sales reflecting the fall in occupancy rates and to lower rates compared to the previous fiscal year together with the same incidence in both fiscal years of fixed costs such as depreciation. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

Gross Profit

As a result of the foregoing, the gross profit decreased by 46.2% from Ps. 99.5 million for the fiscal year ended June 30, 2001 to Ps. 53.5 million for the fiscal year ended June 30, 2002.

Selling Expenses

Selling expenses decreased by 49.4% from Ps. 22.3 million for the fiscal year ended June 30, 2001 to Ps. 11.3 million for the fiscal year ended June 30, 2002, primarily due to the decrease in the selling expenses of all segments. Selling expenses as a percentage of sales decreased from 9.9% for the fiscal year ended June 30, 2001 to 8.2% for the fiscal year ended June 30, 2002.

Development and Sale of Properties. Selling expenses for Development and Sales decreased by 47.9% from Ps. 13.0 million for the fiscal year ended June 30, 2001 to Ps. 6.8 million during the fiscal year ended June 30, 2002, as a consequence of the decrease in sale operations during this fiscal year generating less direct selling expenses. Selling expenses of Development and Sale of properties as a percentage of sales from Development and Sale of properties remained at 12.5% for both years. The main components of selling expenses of Development and Sale of properties are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses of Offices and other decreased by 66.5% from Ps. 1.8 million during the fiscal year ended June 30, 2001 to Ps. 0.6 million during the fiscal year 2002. Selling expenses of Offices and other properties as a percentage of sales from Offices and other decreased from 3.0% for the fiscal year ended June 30, 2001 to 1.4% for the fiscal year ended June 30, 2002.

Hotels. Selling expenses dropped 47.3% from Ps. 7.4 million during the fiscal year ended June 30, 2001 to Ps. 3.9 million for the fiscal year ended June 30, 2002, primarily due to a decrease in advertising expenses and to a lesser extent a decrease in salaries and social security contributions in all Hotels. Selling expenses of Hotels as a percentage of sales from Hotels decreased from 12.2% for the fiscal year ended June 30, 2001 to 10.2% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and salaries.

Administrative Expenses

Administrative expenses decreased by 19.9% from Ps. 40.0 million for the fiscal year ended June 30, 2001 to Ps. 32.1 million for the fiscal year ended June 30, 2002, mainly due to lower expenses in the segments: Development and Sales, Offices and Other and Hotels. As a percentage of sales, administrative expenses rose from 17.8% for the fiscal year ended June 30, 2001 to 23.3% for the fiscal year ended June 30, 2002. The main components for the fiscal year are salaries and social security contributions, fees and compensations for services and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of properties decreased by 34.1% from Ps. 17.0 million for the fiscal year ended June 30, 2001 to Ps. 11.2 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, principally due to the effect of inflation during the last semester. Administrative expenses of Development and Sale of properties as a percentage of sales from Development and Sales increased from 16.3% for the fiscal year ended June 30, 2001 to 20.6% for the fiscal year ended June 30, 2002.

Offices and Other. The administrative expenses of Offices and other fell by 19.6% from Ps. 7.5 million for the fiscal year ended June 30, 2001 to Ps. 6.1 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, mainly due to the effect of inflation during the last semester. Administrative expenses of Offices and other as a percentage of the sales from this segment increased from 12.7% for the fiscal year ended June 30, 2001 to 13.6% for the fiscal year ended June 30, 2002.

Shopping Centers. Administrative expenses of Shopping Centers increased by 135.3%, from Ps. 0.6 million for the fiscal year ended June 30, 2001 to Ps. 1.4 million for the fiscal year ended June 30, 2002 due to the increase in the percentages applied to allocate general administrative expenses to this segment.

Hotels. Administrative expenses of Hotels dropped by 12.3% from Ps. 13.8 million for the fiscal year ended June 30, 2001 to Ps. 12.1 million during the fiscal year ended June 30, 2002, basically due to the decrease during this fiscal year of all the administrative expenses of Intercontinental Hotel, and especially due to the reductions in fees for services, salaries and social security contributions. Administrative expenses of hotels as a percentage of sales from the hotel operation rose from 22.4% during the fiscal year ended June 30, 2001 to 31.3% during the fiscal year ended June 30, 2002. The main components of administrative expenses of hotel operation are salaries, fees for services depreciation and amortization.

International. Administrative expenses of international operations increased by 18.2%, from Ps. 1.1 million during the fiscal year ended June 30, 2001 to Ps. 1.3 million during the fiscal year ended June 30, 2002, mainly due to the increase in the percentages applied to allocate general administrative expenses to this segment.

Loss from Operations and Holdings of Real Estate Assets, net

Loss from operations and holdings of real estate assets, net, showed a Ps. 39.7 million loss change between both fiscal years, from a Ps. 7.1 million loss for the fiscal year ended June 30, 2001 to a Ps. 46.8 million loss for the fiscal year ended June 30, 2002. This decrease results mainly from the net result between (i) the gain obtained from the sale of its equity interest in Brazil Realty which amounted to Ps. 35.4 million in this fiscal year; (ii) the non-recurrence in 2002 of the Ps. 1.2 million loss attributable to the sale of IRSA´s equity interest in FVI recognized in 2001 and (iii) the Ps. 76.3 million loss from the impairment of long-lived assets, which rose from Ps. 6.4 million during 2001 to Ps. 82.7 million during 2002. This Ps. 76.3 million loss from the impairment of long-lived assets between both fiscal years was distributed among IRSA´s segments as follows: (a) Development and Sales: Ps. 22.2 million, (b) Offices and Other: Ps. 47.5 million and (c) Hotels: Ps. 6.6 million.

Operating Income

As a result of the foregoing, the total operating income decreased from a Ps. 30.1 million gain during the fiscal year ended June 30, 2001 to a Ps. 36.6 million loss during the fiscal year ended June 30, 2002.

Development and Sale of Properties. Operating results from Development and Sales of properties showed an improvement, from a Ps. 6.4 million loss for the fiscal year ended June 30, 2001 to a Ps. 33.8 million loss for the fiscal year ended June 30, 2002.

Offices and Other. The operating results from Offices and Other decreased from a Ps. 36.3 million profit for the fiscal year ended June 30, 2001 to a Ps. 24.7 million loss for the fiscal year ended June 30, 2002.

Shopping Centers. The operating results from Shopping Centers increased from a Ps. 0.6 million loss for the fiscal year ended June 30, 2001 to a Ps. 1.4 million loss for the fiscal year ended June 30, 2002.

Hotels. The operating results from Hotels decreased from a Ps. 2.8 million profit for the fiscal year ended June 30, 2001 to a Ps. 11.3 million loss for the fiscal year ended June 30, 2002.

International. The operating results from international operations increased from Ps. 1.9 million loss for the fiscal year ended June 30, 2001 to a Ps. 34.6 million profit for the fiscal year ended June 30, 2002.

Financial Results, net

The financial, net results reflected an increase from a loss of Ps. 99.4 million during the fiscal year ended June 30, 2001 to a loss of Ps. 505.8 million during the fiscal year ended June 30, 2002. The total increase in financial results was primarily due to: (i) the increase in the net loss of Ps. 289.6 million as compared to the previous fiscal year due to the joint effect of the peso devaluation and inflation, the impact of foreign currency denominated net debts, and (ii) an increase in the loss for financial transactions for Ps. 116.8 million as compared to 2001, mainly due to the fall in the value of the stock of Banco Hipotecario, to losses connected with investments such as Telecom stock, Pro1 bonds and FRB and the drop in the quotation of Quantum Fund during this fiscal year.

Net (Loss) Income in Equity Investments

The net loss derived from affiliated companies showed a 87.9% reduction from a profit of Ps. 0.8 million during the fiscal year ended June 30, 2001 to a profit of Ps. 0.1 million during the fiscal year ended June 30, 2002, mainly due to the net variation between (i) the loss recognized between both fiscal years as a result of IRSA´s investment in Brazil Realty in the amount of Ps. 25.0 million and (ii) gains originated between both fiscal years in the amount of Ps. 24.3 million as a result of the rest of IRSA´s investments mainly in: Llao Llao Ps. 13.3 million and IRSA Telecomunicaciones Ps. 9.0 million.

Other Income (Expenses), Net

The Other Income (Expenses), net line decreased by 18.3% from a loss of Ps. 6.0 million during the fiscal year ended June 30, 2001 to a loss of Ps. 4.9 million during the fiscal year ended June 30, 2002, basically due to: (i) lower charges from gifts and non-computable VAT as compared to the previous fiscal year for Ps. 4.1 million; (ii) the loss originated during the current fiscal year by the tax on bank credits and debits for Ps. 1.3 million; (iii) the non-recurrence, during this fiscal year, of recoveries of provisions for taxes and rates and for other expenses recorded during fiscal year 2001 in the amount of approximately Ps. 1.7 million.

Ordinary Loss before Minority Interest and Taxes

As a consequence of the factors described above, the loss before minority interest and taxes showed an increase from a Ps. 74.4 million loss during the fiscal year ended June 30, 2001 to a Ps. 547.1 million loss during the fiscal year ended June 30, 2002.

Income Tax and asset Tax

Income tax increased 105.8% from a gain of Ps. 37.8 million during the fiscal year ended June 30, 2001 to a loss of Ps. 2.2 million during the fiscal year ended June 30, 2002, mainly due to the net variation between: (i) the increase during the current fiscal year of its Minimum Presumed Income Tax charges by Ps. 3.5 million, as an income tax recovery for such amount was computed during 2001 as a result of amendments of Law 25,360, and (ii) the gain during both fiscal years of Ps. 41.3 million as deferred tax.

Minority Interest

Minority interest registered a variation of Ps. 10.9 million, from a Ps. 5.2 million loss during fiscal year 2001 to a Ps. 5.7 million profit during fiscal year 2002 due to (i) a Ps. 7.3 million increase in profits from IRSA´s minority interest in Hoteles Argentinos and Nuevas Fronteras and (ii) a Ps. 2.1 million increase in losses from IRSA´s minority interest in Palermo Invest and (iii) Ps. 3.6 million decrease in losses as a result of the application of deferred income tax of our controlled companies.

Net Loss for the Year

As a consequence of the factors mentioned above, the net loss for the fiscal year changed from a Ps. 41.8 million loss during the fiscal year ended June 30, 2001 to a Ps. 543.7 million loss during the fiscal year ended June 30, 2002.

IRSA´s Liquidity and Capital Resources

IRSA´s liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30 2003, IRSA had a working capital of Ps. 116.1 million. At the same date, IRSA had cash and cash equivalents totaling Ps. 187.3 million, an increase of 300.1% from Ps. 28.4 million of cash and cash equivalents held as of June 30, 2002.

IRSA´s operating activities resulted in net cash inflows of Ps. 87.1 million, Ps. 53.2 million and Ps. 107.8 million for fiscal years 2003, 2002 and 2001, respectively. Net cash inflows for fiscal year 2003 significantly increased from net cash inflows for fiscal year 2002 primarily due to operating gains of Ps. 11.6 million and increases in accrued interest and exchange gain of Ps. 56.5 million. The operating cash inflows for fiscal year 2002 primarily resulted from the increase in financial results of Ps. 338.6 million, a decrease in investments for Ps. 18.1 million and in a decrease of receivables for Ps. 42.7 million. The operating cash inflows for fiscal year 2001 primarily resulted from operating gains of Ps. 8.8 million, a decrease in inventories totaling Ps. 58.6 and an increase in accrued interest of Ps. 61.8 million, partially offset by an increase in investment of Ps. 39.0 million.

IRSA´s investing activities resulted in net cash outflows of Ps. 37.5 million for fiscal year 2003, Ps. 19.6 million for fiscal year 2002 and net cash inflows of Ps. 81.8 million for fiscal year 2001. In fiscal year 2003 IRSA made investments in its subsidiaries and equity investees for Ps. 31.7 millions primarily in APSA. In February 2002 IRSA sold its investment in Brazil Realty for US$ 44.2 million. In fiscal years 2003, 2002 and 2001, IRSA repurchased and/or invested in existing properties for Ps. 7.9 million, Ps. 27.0 million and Ps. 10.1 million, respectively. In fiscal year 2002, It also granted loans to related parties for Ps. 105.7 million.

IRSA’s net cash provided by financing activities of Ps. 109.4 million for fiscal year 2003 was primarily due to the proceeds from short-term and long-term debt of Ps. 397.3 millions partially offset by the payment of short-term and long-term debt of Ps. 271.0 million. IRSA´s net cash used in financing activities of Ps. 42.6 million for fiscal year 2002 was primarily due to the payment of short term debt partially offset by the income for new loans for Ps. 170.0 million. Net cash used in financing activities of. Ps. 185.0 million for fiscal year 2001 was primarily due to the repayment of short-term debt indebtedness and seller financing for Ps. 453.9 million and Ps. 90.3 million of cash paid to repurchase shares of its common stock outstanding, partially offset by Ps. 145.2 million proceeds from the sale of its Convertible Notes in December 2000 and Ps. 219.6 million proceeds from other short-term and long-term indebtedness.

After the restructuring of IRSA´s existing debt and the issuance of the Convertible Notes IRSA believes that it has a working capital that will enable it to take advantage of the opportunities available in the real estate market, as they arise.

In IRSA´s opinion, its working capital is sufficient for its present requirements. In the event that cash generated from its operations is at any time insufficient to finance its working capital, it would seek to finance such working capital needs through new debt or equity financing or selective asset sales.

IRSA´s indebtedness

IRSA´s total outstanding debt as of June 30, 2003, amounted to Ps. 679.5 million, as compared to the Ps. 634.8 million as of June 30, 2002. Although this shows an increase of 7%, it is attributed to the consolidation as from fiscal year 2003 of 100% of APSA and the issue of Convertible Notes for US$ 100 million and US$ 50 million on behalf of IRSA and APSA, respectively. Furthermore, it is worth noting that as of June 30, 2003, 87% of the total financial debt was long term, whereas in the previous year 100% of it was short term.

Pursuant to Decree No. 214/02, part of IRSA’s indebtedness was “pesified,” although a large portion, governed by foreign laws continued to be dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

On May 24, 2000, IRSA entered into a US$ 80.0 million Syndicated Loan Agreement (the “Syndicated Loan Agreement”) arranged by Bank Boston N.A. Loans under this Syndicated Loan Agreement bear interest at three-month LIBOR plus a margin of 500 basis points.

Amounts owing under the Syndicated Loan Agreement were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, IRSA could not make the scheduled payment on that date. As explained below IRSA renegotiated this Syndicated Loan Agreement under new conditions.

On December 18, 2000, IRSA issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. IRSA’s Class 2 Floating Rate Notes matured in December 2001, and it was unable to pay the principal then due. As a result of such non-payment, in December 2001, IRSA entered into negotiations with the holders of its Class 2 Floating Rate Notes and to date have been able to obtain short-term deferrals of its obligation to pay such matured notes. On February 8, 2002, IRSA agreed with its holders to replace the Class 2 floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on its Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. IRSA also agreed with its holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, IRSA repurchased to Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

On November 15, 2002, IRSA signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were swapped for Convertible Notes at a rate of 8% and maturing in the year 2007;

•	US$ 37.4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR plus 200 base points and maturing in the year 2009. These notes are secured by a first mortgage drawn out on some of IRSA’s properties for an amount equivalent to 50% of the debt; and

•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

The offer of Convertible Notes into IRSA´s ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each note may be swapped for 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, and to finance its working capital and for other general corporate purposes.

Due to the distribution of 4,587,285 treasury shares, IRSA has adjusted the conversion price of its Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

As of December 16, 2003, the holders of its Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291, while the number of its outstanding shares are 220,646,441.

On December 4, 2002, IRSA paid off its debt with GSEM/AP Holdings, L.P. (Goldman Sachs) which amounted to US$ 16.3 million including the principal and accrued interest, with a total payment of US$ 11.1 million.

On July 19, 2002, APSA issued US$ 50.0 million Series I Convertible Notes (the “Series I Convertible Notes”), according to the resolution of the Ordinary and Extraordinary APSA Shareholders’ Meeting held on December 4, 2001. The terms of the issue included a conversion price that consists of the maximum between the face value of APSA common shares divided by the exchange rate and US$ 0.0324, which means that each Series I Convertible Note may be converted into approximately 30.8642 shares with a face value of Ps. 0.1 each, accruing an annual 10% interest payable semiannually and with a subscription price of 100% of the principal of the notes. The issue of this instrument enabled APSA to prepay a significant portion of its debt, thus considerably improving its financial structure and schedule of payments.

On August 23, 2002, APSA successfully completed the placement of Series I Convertible Notes for US$ 50.0 million of which IRSA has subscribed a total of US$ 27.2 million. In January 2003 IRSA purchased an additional 3.4 million APSA shares, taking its current equity interest to 54.9%. IRSA also acquired 2.6 million Series I Convertible Notes which, with the notes subscribed at the time of issue, lead to a total of 59.9% of the notes issued by its subsidiary.

On July 23, 2003, IRSA made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

In January 2001, IRSA’s subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid, and it is negotiating the terms of payment of this liability. This loan is without recourse by us.

As of June 30, 2003, IRSA had outstanding Collateralized Loans for a total amount of Ps.134.0 million, including accrued interests. The Collateralized Loans include several loans at fixed/variable rates ranging from 3.34% to 6.10%, with different maturities through November 2009. A total amount of Ps. 39.1 million debt is collateralized with a mortgage over the Sheraton Libertador Hotel. A total amount of US$ 37.4 million, which matures on November 20, 2009 and accrues quarterly interest payments at three-month LIBOR plus 200 basis points, is secured by several assets. As of June 30, 2003, we recorded a total balance of US$ 32.9 million, which corresponds to US$ 37.4 million discounted at a market rate equivalent to 8% p.a., accruing an annual interest rate of 1.34% at LIBOR.

The following table sets forth IRSA’s debt as of June 30, 2003 (excluding APSA):

IRSA Debt	Principal (US$ MM) (1)	Interest Rate	Maturity
Unsecured Loan Agreement (2)	51.0	LIBOR + 200 bps	November 2009
Class 3 Floating Rate Notes	37.4	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	12.0	LIBOR + 500 bps	January 2006
Total Debt	100.4
Convertible Notes	100.0	8%	November 2007

(1)	Accrued interests are not included.
(2)	On July 23, 2003 IRSA made an advance payment of US$ 16.0 million of face value for US$ 10.9 million.

APSA’s indebtedness

On January 18, 2001, APSA issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which APSA issued together with its wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts.

Additionally, during the third quarter of the fiscal year 2001, APSA redeemed US$ 2.5 million of the Class A-2 notes at 100% of par value. The payment of the total amount of the Senior Notes is guaranteed by a trust agreement pursuant to which all of the shares of SAPSA were transferred to a trust.

The Trust Agreement was entered into on January 16, 2001 among APSA and Ritelco, as shareholders of SAPSA and as Trustors, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

Interest on both classes are paid on a quarterly basis as from April 18, 2001.

On April 7, 2000, APSA issued the Ps. 85.0 million Notes (the “Ps. 85.0 million Notes”) due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loan and other short-term financial debt. During March 2001 and June 30, 2003, APSA redeemed Ps. 35.4 million historical pesos, at different prices below par. After subtracting our holding, the aggregate outstanding amount for such notes as of October 31, 2003 was Ps. 49.6 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase its loss which could be material. As of June 30, 2003 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 47 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 47 million payable under the swap agreement.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with us and Parque Arauco S.A. As of June 30, 2002 its debt with us and Parque Arauco S.A. under those loan agreements amounted to Ps. 40.6 million and Ps. 20.4 million respectively.

In addition, between May and July 2002, our company and Parque Arauco S.A. granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel APSA short-term bank debt for the total amount of Ps. 4.8 million plus the accrued CER adjustment.

The amounts APSA owed under the loans which were granted to APSA from us and Parque Arauco, were used by us and Parque Arauco to subscribe APSA offering of US$ 50.0 million Series I Convertible Notes on August 20, 2002 (the “Series I Convertible Notes”). We and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA´s Series I Convertible Notes.

As of September 30, 2001, APSA begun to be in non compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85.0 million Notes due in 2005. Nevertheless, during fiscal year 2003, APSA met all of its financial covenants.

In addition, non compliance with certain financial covenants mentioned above, APSA has not made certain payments for an aggregate amount of Ps. 21.7 million under APSA Class A and B-2 Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002. On June 24, 2002, APSA agreed with the holders of its Class A and B-2 Senior Notes, that APSA would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive approximately a 20% discount As of July 17, 2002, all interest owed and the amortization coupon under

APSA Class A and B-2 Senior Notes that matured in January 2002, had been fully paid. The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar (US$ 1.00). The pesification of debts affected APSA´s Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with its majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER Thus if there were a severe inflationary process, APSA´s debt would be significantly increased.

With respect to interest rates, Argentine Central Bank Communication “A” 3507 dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected APSA´s Senior Notes (Ps. 132.0 million) and its short-term bank debt (Ps. 50.11 million).

On June 9, 2003 APSA signed a Compensation Agreement with the only holder of Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. APSA has extended the original schedule of payments remaining as follows: on January 13, 2004 and on January 13, 2005 APSA will pay US$ 1.25 million and US$ 3.75 million, respectively.

On July 19, 2002 APSA issued US$ 50 million of Series I Convertible Notes which are convertible into shares of its common stock at the holder´s option. The offer was subscribed in full.

The terms of these Series I Convertible Notes include (i) a conversion price that consists of the maximum between the face value of APSA common stock (Ps. 0.10) divided by the exchange rate and US$ 0.0324, which means that every Series I Convertible Note is potentially convertible into approximately 30.8642 shares of APSA´s common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Series I Convertible Notes, mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

In the event that all the bondholders were to convert their Series I Convertible Notes, APSA´s share capital would increase from 704,829,745 as of June 30, 2003 shares to approximately 2,242,675,255 shares.

As of December 16, 2003, the holders of Series I Convertible Notes exercised their conversion right. The total number of 669,144 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 19,902,543 with a face value of Ps. 0.1 each.

The number of Series I Convertible Notes currently outstanding amounts to US$ 14,330,856, while the number of APSA´s shares were 719,902,543

The issuance of APSA´s Series I Convertible Notes has allowed APSA to repay an important portion of its existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from its major shareholders for approximately US$ 33.1 million, and (ii) US$ 16.8 million (plus the accrued CER adjustment) which APSA owed under its Senior Notes and under which they obtained discounts for up to 25%.

The early redemption of debt during fiscal year 2003, allowed APSA to recognize a gain of Ps. 19.8 million for the year ended June 30, 2003.

On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with us and Parque Arauco Argentina S.A. in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, APSA agreed to repurchase the securities at a price of Ps. 4.4 million and Ps. 2.2 million to us and Parque Arauco Argentina S.A., respectively. APSA expects to obtain a renewal upon expiration.

Furthermore, during the year ended June 30, 2003, APSA met all its financial commitments relating to its outstanding notes.

During the year ended June 30, 2003 APSA was in compliance with the financial covenants under the indentures of the APSA Senior Notes and the Ps. 85.0 million Notes.

Being in compliance with the financial covenants, APSA is again in position of raising additional borrowing, in case the Board of Directors takes the decision, not needing the previous approval of the outstanding debt bondholders.

The following table shows APSA´s outstanding debt as of June 30, 2003 (Accrued interest not included):

	Ps.	US$(1)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	22,806,334	8,145,119	8% + CER	January 2005
Senior Notes Class B-1	14,000,000	5,000,000	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49,621,000	17,721,786	14.875%	April 2005
Shareholders loans	6,667,239	2,381,157		January 2004
Subtotal	6,412,456	2,290,163
Series I Convertible Notes	139,561,845	49,843,516	10%	January 2006
Total Debt	232,401,635	83,000,584

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2003 which was Ps. 2.8 per US$1.0. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

IRSA´s Capital Expenditures

During the fiscal year ended June 30, 2003 IRSA had capital expenditures of Ps. 39.6 million. IRSA made investments in its subsidiaries and equity investees of Ps 31.7 million primarily in APSA. IRSA also made investments in fixed assets of Ps. 7.6 million among which IRSA can highlight fixed assets belonging to the shopping centers and hotel segment. In addition IRSA made investments in undeveloped parcels of land of Ps. 0.2 million

During the fiscal year ended June 30, 2002 IRSA had capital expenditures of Ps. 48.7 million. IRSA made investments in fixed assets for Ps. 27.0 million primarily to the acquisition of Costeros Dique IV in the office segment for Ps. 20.6 million and in undeveloped parcels of land for Ps. 3.4 million primarily in Dique III for Ps. 2.5 million and in its subsidiaries and equity investees for Ps. 21.7 million.

During fiscal year ended June 30, 2001 IRSA had capital expenditures of Ps. 68.9 million. IRSA made investments in related companies of Ps. 58.8 million primarily in Brazil Realty for Ps. 15.5 million, APSA for Ps. 13.4 million and Latin American Econetworks for Ps. 11.5 million. IRSA also made investments in fixed assets for Ps. 7.6 million primarily to the acquisition of a property in the office segment for Ps. 2.7 million and in the hotels segment for Ps. 2.8 million. IRSA also invested Ps. 2.5 million in undeveloped parcels of land.

IRSA currently believes that the recent restructuring of its debt, resulting in long term maturities, its issuance of the Convertible Notes and the sale of non-core assets, together with its cash generating activities, are likely to provide IRSA with the working capital necessary to cover its needs and invest as opportunities may rise.

IRSA´s U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net income (loss) for each of the three years in the period ended June 30, 2003, and the amounts of total shareholders’ equity as of June 30, 2003 and 2002, to the extent summarized in Note 21 to IRSA’s consolidated financial statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for derivatives and hedging activities;

(iv)	the accounting for options to acquire marketable securities;

(v)	the accounting for the non-contributory management stock ownership plan;

(vi)	the application of different useful lives for depreciation purposes;

(vii)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(viii)	the accounting for a mortgage payable with no stated interest;

(ix)	the accounting for securitization programs;

(x)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(xi)	the present-value accounting;

(xii)	the restoration of previously recognized impairment losses;

(xiii)	the accounting for convertible notes;

(xiv)	the accounting for troubled debt restructuring;

(xv)	the accounting for the appraisal revaluation of fixed assets;

(xvi)	the accounting for deferred charges;

(xvii)	the amortization of fees related to the Senior Notes;

(xviii)	the accounting for software obtained for internal use;

(xix)	the accounting for changes in interest in consolidated affiliated companies;

(xx)	certain differences in accounting for deferred income taxes and the effects on deferred income taxes of the above-mentioned reconciling items; and

(xxi)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 21 to IRSA’s consolidated financial statements as of June 30, 2003 and 2002 and for the three years in the period ended June 30, 2003, included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001 was approximately Ps. 286.4 million, Ps. (543.7) million, and Ps. (41.8) million, respectively, as compared to approximately Ps. 191.2 million, Ps. (731.4) million and Ps. 22.5 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2003 and 2002, was Ps. 809.2 million and Ps.522.7 million, respectively, as compared to Ps. 630.7 million and Ps. 370.2 million, respectively, under U.S. GAAP.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps. 1.8 million, Ps. 1.4 million and Ps. 3.8 million for the fiscal years 2003, 2002 and 2001 respectively. Total technology investments aimed at increasing the productivity of purchased land amounted to Ps. 37.2 million for such three fiscal years ended in 2003.

We do not have any patents or licenses that are material for the conduct of our business.

Business acquisitions

Year Ended June 30, 2003

On April 30, 2003 a title deed was signed for the purchase of “El Tigre” farm, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9.2 million.

Year Ended June 30, 2000

In May 2000, we acquired a 70% equity interest in Futuros y Opciones.Com S.A., a private owned Argentine corporation for Ps. 3.5 million, of which Ps. 1.8 million was paid in cash in May 2000 and Ps. 1.3 million within a six-month period as from acquisition date. The remaining Ps. 0.4 million was placed into an escrow account and will be released in May 2003 provided that no contingencies arise.

The acquisition was accounted for using the purchase method. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. The excess of the purchase price over the fair market value of the assets acquired of Ps. 3.3 million has been allocated to goodwill and is being amortized over 5 years using the straight-line method.

Under the shareholders agreement, we would provide short term funding to Futuros y Opciones.Com S.A. in the amount of approximately Ps. 3.0 million for future development. On April 16, 2002 an agreement was signed whereas Cresud completed the abovementioned contribution.

Year Ended June 30, 1999

On May 20, 1999 we acquired an additional 29.99% equity interest in Agro Riego, becoming the owner of almost 100% of its capital stock, for US$ 1.9 million, US$ 0.9 million of which was seller financed. In connection with the acquisition, we recorded a gain of Ps. 1.3 million, representing the excess of the book value of the minority interest over the purchase price.

Farm Sales

Year Ended June 30, 2003

On April 21, 2003 a title deed was signed for the sale of “San Luis” farm, with a surface area of 706 hectares and located in Junín, in the Province of Buenos Aires. The sales price was fixed in US$ 2.2 million. This sale generated Ps. 0.6 million in profits, stated in period-end currency.

On April 30, 2003 a title deed was signed for the sale of “Los Maizales” farm, with a surface area of 618 hectares, located in the Villa Cañás district, in the Province of Santa Fé. The sales price was fixed in US$ 1.8 million. This sale generated Ps. 4.3 million stated in period-end currency.

Year Ended June 30, 2002

On August 30, 2002 the Company’s Board of Directors approved the signing of a final merger agreement with the Absorbed Companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

During May 2002, we sold a 3,240-hectare plot of El Coro farm, for Ps. 2.6 million and in a subsequent sale a 1,432-hectare plot for Ps. 1.1 million. The total sale of El Coro generated a profit of Ps. 3.4 million.

On May 8, 2002, we signed the deeds of sale for two plots of the 6,149-hectare La Sofía farm. The two plots of the farm were purchased in 1997, and since then, they had undergone an extensive transformation due to the implementation of the no tillage system. At the date of sale, 100% of the farm’s surface was devoted to agriculture. The sale price was US$ 10 million which was paid at the date of the signing of the deeds and the taking possession of the plots. Crops for the 2001/2002 season, which will be harvested during May and June, will remain our property. We believe that the sale of La Sofía was an attractive opportunity for us, because the sale price was higher than the farm’s book value, and the sale generated a Ps. 12.9 million profit.

On August 3, 2001, a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

In December 2001, we sold a 5,649-hectare plot of El Coro farm, in the district of Río Seco, Province of Córdoba, for US$ 4.5 million.

Year Ended June 30, 2001

On September 11, 2000 we signed a bill of sale for El Bañadito, covering 1,789 hectares in the district of Inés Indart, Salto, Province of Buenos Aires. The price arranged for this sale was US$ 6.2 million and included the sale of the dairy farm, silo plants and other chattels. This transaction represented a profit of roughly Ps. 6.2 million.

On December 4, 2000 a bill of sale was signed for the farm Tourné, of 19,614 hectares, in the district of Vera, Province of Santa Fe. The sale price amounted to US$ 2.8 million, and included the sale of the farm and other real estates. This sale generated an approximate loss of Ps. 0.4 million.

Year Ended June 30, 1999

On September 29, 1998 we sold El Meridiano farm, covering 6,302 hectares, in the Province of Buenos Aires, for total consideration of US$ 11.0 million, resulting in a gain of Ps. 7.4 million.

On May 26, 1999 we sold Runciman farm, covering 3,128 hectares, in the Province of Santa Fe, for total consideration of US$16.8 million and included the sale of facilities, the dairy farm, the silo plant and other movable property, resulting in a gain of Ps. 13.1 million.

D. TREND INFORMATION

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

The following table shows the breakdown of owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2000(1)		2001(1)		2002(1)		2003(1)
	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased
Crops	13,455	30,977	16,734	20,139	19,524	28,913	10,010	13,628
Cattle	175,767	1,500	169,941	—	145,066	2,500	135,257	—
Milk	2,926	—	2,492	—	3,049	—	820	—

(1)	Does not include the production of Agro-Uranga S.A.
(2)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

In relation to past years, the land leased by us has decreased as a result of the smaller margins resulting from lower prices that we have been able to obtain for our agricultural products since the peak prices recorded in 1997. The price of leased land has followed a declining trend similar to agricultural prices.

The agricultural commodity market had reached its maximum prices during the 1996-1997 season and then decreased in the course of subsequent years. At present prices are stable and currently show a rising tendency. Sales in the crop segment increased notwithstanding a decrease in the area of sown land. This reduction mainly results from the high cost of leases that triggered a reduction in leased hectares, and the impact of the sale of own farmlands during the past fiscal year (La Sofía and El Coro). The increase was due to an increase in the volume of sale and was accompanied by a higher unit price in fiscal year 2003 as compared to 2002.

In the beef-cattle segment, prices increased during 1999, decreased during 2000, which tendency was reverted during 2001. Since January 2003, beef cattle prices have increased, both for producers and consumers, up from the floor reached in December, at the end of a year affected by foot-and-mouth disease. The increase in these prices is mainly due to three factors: a decrease in supply, an increase in exports and the effects of inflation. Prices regained the US$ 0.65 cents value prevailing before devaluation. Sales in the beef-cattle segment decreased primarily as a result of the decreased sales volume partially offset by an increase in the price per sold ton. This decrease was due to the reduction of our stock position in this segment and the smaller number of heads finished in the feedlot. The own area devoted to beef cattle production also decreased in fiscal year 2003 as compared to 2002. This reduction is mainly related to the sale of the El Coro property during the previous fiscal year.

Milk sales increased mainly due to an increase in the average sales price per thousand liters in fiscal year 2003 as compared to 2002. Milk production was 11.2% lower than in the previous year due the closure of La Adela dairy farm, partially offset by the higher number of milking cows in La Juanita. At present, the only dairy farm owned by the Company is located in La Juanita, which is mostly based on pasture feeding. This lower cost system enables to improve milk margins as compared to grain feeding systems.

The following table presents data for different business segments:

	Total sales
	Year ended June 30,
	2000(1)		2001(1)		2002(1)		2003(1)
	(Ps. 000)%		(Ps. 000)%		(Ps. 000)%		(Ps. 000)%
Crops:
Wheat	6,703	8.7	5,649	7.4	9,399	11.8	5,965	8.3
Corn	6,271	8.1	16,386	21.4	12,817	16.1	17,362	24.1
Sunflower (seeds and oil)	8,322	10.8	5,897	7.7	3,322	4.2	4,645	6.5
Soybean	15,058	19.5	11,103	14.5	20,795	26.1	21,361	29.7
Other	4,270	5.5	3,184	4.2	2,182	2.7	2,091	2.9
Total crops	40,624	52.7	42,219	55.2	48,516	61.0	51,424	71.5

Beef-cattle	29,378	38.1	29,332	38.4	27,609	34.7	17,311	24.1
Milk	3,741	4.9	2,615	3.4	2,259	2.8	2,415	3.4
Other	3,932	5.1	2,730	3.6	1,871	2.4	799	1.1
Total sales	77,676	100.7	76,897	100.6	80,255	100.9	71,949	100.0

(1)	Does not include the production of Agro-Uranga S.A.

	Sales volume
	Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)
Crops (tons):
Wheat	26,975	22,879	26,101	14,362
Corn	32,907	95,263	42,739	56,060
Sunflower (seeds and oil)	19,363	18,168	2,909	6,282
Soybean	43,177	30,720	42,629	40,659
Other	3,646	5,570	2,404	4,062
Total crops	126,068	172,600	121,782	121,425
Beef-cattle (tons)	18,520	17,455	17,969	9,561
Milk (thousand liters)	10,763	6,967	6,783	6,024

(1)	Does not include the production of Agro-Uranga S.A.

	Average selling price
	Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)
Crops per ton:
Wheat	248	247	361	415
Corn	191	172	300	292
Sunflower (seeds and oil)	430	325	1,142	739
Soybean .	348	362	487	525
Beef-cattle (per ton)	1,586	1,680	1,537	1,811
Milk (thousand liters)	358	375	332	401

	Gross Revenues & Margin(1)
	Year ended June 30,
	2000(1)		2001(1)		2002(1)		2003(1)
	(Ps. 000)	(%)	(Ps. 000)	(%)	(Ps. 000)	(%)	(Ps. 000)	(%)
Crops	10,386	25.6	10,141	24.0	34,698	71.5	11,999	23.3
Cattle	3,201	10.9	4,943	16.9	4,831	17.5	8,565	49.5
Milk	(1,853)	(49.5)	348	13.3	(1,303)	(57.7)	932	38.6
Other	1,185	30.1	350	12.8	(251)	(13.4)	(588)	(73.6)
TOTAL	12,919	16.6	15,782	20.5	37,975	47.3	20,908	29.1

(1)	This table does not contemplate the gross sales tax on the different segments.

E. OFF-BALANCE SHEET ARRANGEMENT

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with the Company is a party that is not currently reflected on our balance sheet.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

This section is not applicable.

G. SAFE HARBOR

This section is not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of six directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual regular meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times.

Our current board of directors was elected at a shareholders’ meeting held in October 31, 2003 for a term expiring in the years 2004, 2005 and 2006, as the case may be. Our director and first vice-chairman M. Marcelo Mindlin has resigned as from December 1st, 2003. As of the date of this annual report, our board of directors has not yet elected a new member to replace Mr. Marcelo Mindlin. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the Board	06/30/05	11/05/02	1994
Saúl Zang	12/30/1945	Vice Chairman of the Board	06/30/05	11/05/02	1994
Alejandro G. Elsztain	03/31/1966	Director	06/30/04	10/19/01	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/04	10/19/01	1994
Jorge Oscar Fernández	01/08/1939	Director	06/30/06	10/31/03	2003
Gabriel A.G. Reznik	11/18/1958	Director	06/30/06	10/31/03	2003
Juan C. Quintana Terán	06/11/1937	Alternate Director	06/30/05	11/05/02	1994
Salvador D. Bergel	04/17/1932	Alternate Director	06/30/05	11/05/02	1996
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/05	11/05/02	1999

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Av. Hipólito Yrigoyen 440, 3rd Floor, (C1066AAB) Buenos Aires, Argentina.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management. He is Chairman of the Board of Directors of IRSA, APSA, Shopping Alto Palermo S.A.; Vice-Chairman of Banco Hipotecario S.A., among others. Mr. Eduardo S. Elsztain is the brother of our director, Alejandro G. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of Zang, Bergel & Viñes law firm. He is also the Vice-Chairman of IRSA and Vice-Chairman of Puerto Retiro and Fibesa; director of APSA, Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and alternate director of Shopping Alto Palermo S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of the board of directors of Inversiones Ganaderas S.A. He is also a director of IRSA and APSA. Mr. Alejandro G. Elsztain is the brother of our Chairman Eduardo S. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic obtained a degree in Economics from the Universidad de Buenos Aires and a Master degree in Sciences with management expertise at Massachusetts Institute of Technology. She has held offices of research and financial analysis in the private sector since 1987. She is presently chairman of the board of directors of Banco Hipotecario S.A., among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in accounting from the Universidad de Buenos Aires. He has been conducting business activities as General Accountant of Banco del Este, Administrative Officer, Director and Second Vice President of Banco Río de la Plata. He also has been a member of the Board of Directors in several companies: Banelco, La Patagonia, Cía Previsional Río Citi, Siembra AFJP, Siembra Cía de Seguros, Río Valores, Sur Seguros, Inter Río Holdings Establishment, Río Bank, and Sur Seguros. He also participates as a member of ADEBA (Argentina Bank Association).

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He is chief technical officer of IRSA, director of APSA, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. and alternate director of Banco Hipotecario and IRSA among others.

Juan Carlos Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of Zang, Bergel & Viñes law firm. He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in Commercial Matters. He is an alternate director of APSA.

Salvador D. Bergel. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the Zang, Bergel & Viñes law firm and a consultant for Repsol YPF S.A. He is also an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud obtained a degree in law from the University of the Salvador, Buenos Aires in 1992. He obtained a Masters Degree in Corporate Law in 1996 from the Universidad de Palermo, Buenos Aires. He was a senior associate of Zang, Bergel & Viñes and is currently an employee of APSA.

We do not have employment contracts with our directors.

SENIOR MANAGEMENT

Appointment of the Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

The following table shows information about our current senior management:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Clarisa D. Lifsic	07/28/1962	Chief Financial Officer	1994
Alejandro Bartolomé	12/09/1954	Production Officer	1996
David A. Perednik	11/15/1957	Administrative Officer	1997
José Luis Rinaldini	08/14/1963	Subsidiaries Supervisor	1995
Alejandro Casaretto	10/15/1952	Production Officer	2000
Carlos Blousson	09/21/1963	Sales Officer	2000

The following is a biographical description of each of our senior managers who are not directors:

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from the Universidad de Buenos Aires and a Master of Science degree in Animal Production from the University of Reading in England. He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as Farm Manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986.

José Luis Rinaldini. Mr. Rinaldini obtained a degree in agriculture from the Universidad de Buenos Aires. He has worked for Inversiones Ganaderas S.A. and for an agriculture and forestry company in the production and marketing areas.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from the Universidad de Buenos Aires. He has been working as our Technical Manager, Farm Manager and Technical Coordinator since 1975.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from the Universidad de Buenos Aires. He has been working as our Sales Officer since 1996. Prior to joining Cresud, he worked as futures and options operator at Vanexva Bursátil –Sociedad de Bolsa-. Previously, he worked as farm manager and technical advisor at Leucon S.A.

SUPERVISORY COMMITTEE

Composition of the Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The supervisory committee is composed of three members and three alternate members.

Information about Members of the Supervisory Committee

The following table shows information about the members of our supervisory committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2003:

Member	Date of Birth (m/d/y)	Position
Martín Barbafina	09/03/1965	Member
Corina I. Pando	12/26/1952	Member
Carlos A. Rebay	05/06/1949	Member
Carlos H. Rivarola	08/01/1954	Alternate Member
Gabriel Martini	02/21/1963	Alternate Member
Diego Niebuhr	02/10/1953	Alternate Member

Set forth below is a brief biographical description of each member of our supervisory committee:

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committee of APSA and IRSA.

Corina I. Pando. Ms. Pando obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. She is also a member of the Supervisory Committees of Ford Credit Holding Argentina S.A. and Frimetal S.A.

Carlos A. Rebay. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the supervisory committees of Massalín Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

Carlos H. Rivarola. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Tornquist Asesores de Seguros S.A. and Toyota Argentina S.A.

Gabriel Martini. Mr. Martini obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is a member of the Professional Council of Economics of the City of Buenos Aires. Mr. Martini is also a member of the Supervisory Committee of Cibie Argentina S.A., and Emelar S.A.

Diego Niebuhr. Mr. Niebuhr obtained a degree in accounting and a degree in administration from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Cresud, Commercial Union S.A., Ford Credir Cía Financiera S.A., Nutricia Bagó S.A., Ace Seguros, Epson Argentina S.A..

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the bylaws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the shareholders’ meeting.

For the year ended June 30, 2003, our shareholders meeting held on October 31, 2003 approved an aggregate amount of compensation of Ps. 3.7 million to all of our directors.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2003, further approved unanimously not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2003 was Ps. 0.9 million.

Stock Option Plan

On November 19, 2001, our shareholders, at an extraordinary shareholders’ meeting, authorized us to enter into a stock option plan relating to the shares remaining after the shareholders’ exercise of their preemptive rights to acquire treasury shares. Our shareholders decided that two thirds of the options under this stock option plan would be allocated to Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, José L. Rinaldini, Carlos Blousson and David A. Perednik as beneficiaries, and that one third of the options would be allocated by our board of directors in a period beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of options.

In accordance with Argentine law, we established a special purpose trust for equal term to the option period, so that the beneficiaries may exercise the option, among any of our employees, officers or senior managers. In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, we entered into an agreement with Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, José L. Rinaldini, Carlos Blousson and David A. Perednik granting the beneficiaries, a purchase option for the acquisition of an aggregate of 3.1 million book entry common shares of Cresud, for a face value of Ps. 1.0 each. The option was granted to the beneficiaries as follows:

Name	Shares
Alejandro G. Elsztain	2,073,437
Alejandro Cassaretto	200,000
Alejandro Bartolomé	200,000
Carlos Blousson	200,000
José L. Rinaldini	200,000
David A. Perednik	200,000

Pursuant to this agreement, the beneficiaries are entitled to exercise the option by January 15, 2005 and the amount to be paid for the exercise of the option shall be Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBO rates. According to the trust, dividends distributed on the shares subject to the option shall automatically add to the trust property.

As of October 31, 2003 options to acquire 2,675,500 shares were exercised.

Benefit Plans

We do not currently have any plans providing for pension, retirement or other similar benefits, other than those related to our senior management.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

Audit Committee

Section 15 of Decree No. 677/01 provides that companies that make public offering of their shares must have audit committees. This new obligation starts on January 1, 2004 and the committees shall be constituted before May 28, 2004.

The audit committee shall be made up of three or more Directors, most of whom shall be independent Directors. The number of members and their appointment shall be decided at the first Board meeting held immediately after the annual ordinary shareholders’ meeting and the members so appointed shall remain in their position until the following annual ordinary shareholders’ meeting. Only Directors that are proficient in business, financial or accounting matters may be appointed to the audit committee.

The audit committee will issue its own rules of procedure that should be informed to the Board of Directors.

The audit committee will assist the Board of Directors especially in the following matters:

•	The enforcement of our accounting policy;

•	All matters relating to the preparation and publication of our accounting and financial information;

•	The management of our business risks;

•	The preparation and implementation of our internal control systems;

•	The preparation and implementation of a code of ethics or conduct of the principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions;

•	The supervision of the accuracy of our financial statements;

•	The compliance with all applicable laws and contractual obligations;

•	The convenience and legality of any transaction where members of company bodies or controlling shareholders are parties or any other related party transaction;

•	Our Directors’ compensation and share option plans;

•	The issue of new shares of the Company;

•	The independence and capability of our independent auditors; and

•	The performance of our internal audit functions and our independent auditors.

The audit committee will issue its own rules of procedure that should be informed to the Board of Directors

The audit committee shall issue an opinion regarding the proposal by the board of directors to appoint and remove the external auditors to be retained by our company and shall ensure their independence; it will review the plans of the external auditors and assess their performance, issuing its opinion on this matter addressed to the board of directors and included in the annual management report.

It shall be responsible for supervising internal systems, the operation of the internal control systems and the system for maintaining accounting records; it will check the reliability of the system for maintaining accounting records and any financial information; it will review the plans of the internal auditors and assess their performance, approving and supervising the progress of the annual audit plan.

It will supervise the enforcement of policies governing risk management information related to us; it will provide complete information regarding transactions involving a conflict of interest with members of company bodies or controlling shareholders; it will issue an opinion regarding Directors’ and Administrators’ emoluments and share option plans, the issue of shares, and transactions with related parties; and it will issue a report prior to any decision by the board of directors to purchase shares in our company.

The audit committee will prepare each year an action plan for the year and submit it to the Board of Directors and to the Supervisory Committee within sixty (60) consecutive days after the beginning of the fiscal year. Upon the presentation and publication of the annual financial statements, the audit committee will submit a management report addressed to the Board of Directors explaining how it dealt with the matters coming under its competence as envisaged in the Comision Nacional de Valores regulations (section 15 of Chapter III) during fiscal year 2003.

In our annual ordinary and extraordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the board of directors by a simple majority of votes shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. Our Company will organize training courses for each new member of the audit committee.

Remuneration Committee

There is no Remuneration Committee.

D. EMPLOYEES

As of June 30, 2003, we had 245 employees, including the employees of all our subsidiaries but not those of Agro-Uranga S.A. and Cactus Argentina S.A. Our employees are not represented by any union or other collective bargaining organization. We have never experienced a work stoppage. We believe that our relations with our employees are good. We offer below a breakdown of the number of employees for our three more recent fiscal years ended in June.

	At June 30, 2003		At June 30, 2002		At June 30, 2001
Province	Regular, salaried	Temporary	Regular, salaried	Temporary	Regular, salaried	Temporary
Buenos Aires	71	6	63	15	66	—
Córdoba	18	9	38	6	39	13
Santa Fe	47	6	43	10	52	—
Chaco	42	6	38	11	53	1
Catamarca	8	8	10	7	25	—
Salta	15	—	5	7	5	9
La Pampa	1	—	—	—	—	—
San Luis	8	—	3	5	4	5

Total employees	210	35	200	61	244	28

E. SHARE OWNERSHIP

Share Ownership of Directors, members of the Supervisory Committee and Senior Management as of November 30, 2003.

Directors	Position	Amount	Percentage
Eduardo S. Elsztain (1)	Chairman	44,410,596	34.0%
Saúl Zang	Vice Chairman	—	—
Alejandro G. Elsztain(2)	Director / CEO	—	—
Clarisa Lifsic(3)	Director / CFO	205,545	0.16%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	2.07%
Juan C. Quintana Terán	Alternate Director	—	—
Salvador D. Bergel	Alternate Director	—	—
Gaston A. Lernoud	Alternate Director	—	—

Senior Management

Alejandro Bartolomé		—	—
David A. Perednik (4)		—	—
José Luis Rinaldini		30,000	0.02%
Alejandro Casaretto		5,000	0.00%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 141,686,122, assuming full conversion of the notes and warrants issued pursuant to the 24,781,017 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A. and Dolphin PLC. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units, which Mr. Elsztain has directly.
(2)	The number of shares beneficially owned by Mr. Alejandro G. Elsztain is 393,856, assuming full conversion of the notes and warrants issued pursuant to the 100,000 units owned by Mr. Alejandro G. Elsztain.
(3)	The number of shares beneficially owned by Ms. Clarisa D. Lifsic is 271,713, assuming full conversion of the notes and warrants issued pursuant to the 7,600 units owned by Ms. Clarisa D. Lifsic.
(4)	The number of shares beneficially owned by Mr. David Perednik is 78,771, assuming full conversion of the notes and warrants issued pursuant to the 20,000 units owned by Mr. David Perednik.

Employees’ Participation in our Capital Stock

On November 19, 2001, our shareholders, at an extraordinary shareholders’ meeting, authorized us to enter into a stock option plan relating to the shares remaining after the shareholders’ exercise of their preemptive rights to acquire treasury shares.

In accordance with Argentine law, we established a special purpose trust for equal term to the option period.

Pursuant to this agreement, the beneficiaries are entitled to exercise the option by January 15, 2005 and the amount to be paid for the exercise of the option shall be Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBO rates. According to the trust, dividends distributed on the shares subject to the option shall automatically add to the trust property.

In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, the option was granted to the beneficiaries as follows:

Name	Shares granted	Outstanding as of November 30, 2003
Alejandro G. Elsztain	2,073,437	73,473
Eduardo S. Elsztain	984,866	—
M. Marcelo Mindlin	246,217	—
Alejandro Cassaretto	200,000	105,000
Alejandro Bartolomé	200,000	110,000
Carlos Blousson	200,000	50,000
José L. Rinaldini	200,000	—
David A. Perednik	200,000	—
Saúl Zang	153,885	—
Clarisa Lifsic	153,885	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of November 30, 2003 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named senior managers;

•	each director; and

•	all current directors and senior managers as a group.

Directors	Position	Amount	Percentage
Eduardo S. Elsztain (1)	Chairman	44,410,596	34.0%
Saúl Zang	Vice Chairman	—	—
Alejandro G. Elsztain(2)	Director / CEO	—	—
Clarisa Lifsic(3)	Director / CFO	205,545	0.16%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	2.07%
Juan C. Quintana Terán	Alternate Director	—	—
Salvador D. Bergel	Alternate Director	—	—
Gaston A. Lernoud	Alternate Director	—	—

Senior Management

Alejandro Bartolomé		—	—
David A. Perednik (4)		—	—
José Luis Rinaldini		30,000	0.02%
Alejandro Casaretto		6,000	0.00%

Directors and Senior Management in the aggregate		47,351,141	36.2%

Pension funds in the aggregate(5)		13,945,108	10.7%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 141,686,122, assuming full conversion of the notes and warrants issued pursuant to the 24,781,017 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A. and Dolphin PLC. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units, which Mr. Elsztain has directly.
(2)	The number of shares beneficially owned by Mr. Alejandro G. Elsztain is 393,856, assuming full conversion of the notes and warrants issued pursuant to the 100,000 units owned by Mr. Alejandro G. Elsztain.
(3)	The number of shares beneficially owned by Ms. Clarisa D. Lifsic is 271,713, assuming full conversion of the notes and warrants issued pursuant to the 7,600 units owned by Ms. Clarisa D. Lifsic.
(4)	The number of shares beneficially owned by Mr. David Perednik is 78,771, assuming full conversion of the notes and warrants issued pursuant to the 20,000 units owned by Mr. David Perednik.
(5)	Based on estimations from the superintendencia de AFJP. None of the pension funds own more than 5% of our common stock. The highest percentage owners of the shares are Consolidar AFJP with 3.3%, Maxima AFJP and Siembra AFJP with 1.6% and Origenes AFJP and Nación AFJP with 1.3%

As of november 30, 2003, there were approximately 6,083,292 american depositary shares (representing 60,832,920 of our common shares, or approximately 46.5% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately twenty registered holders represented by american depositary shares in the United States.

Except as set forth in the preceding table, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. Our principal shareholders’ voting rights are similar to those of our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2003	As of June 30, 2003	As of June 30, 2002	As of June 30, 2001	As of June 30, 2000
	%	%	%	%	%
Eduardo S. Elsztain (2)	34.0%	49.7%	51.1%	35.7%	39.3%
Pension Funds in the aggregate	10.7%	11.7%	19.2%	28.3%	30.9%
JP Morgan Whitefriars Inc	—	—	—	10.4%	—

Directors and senior managers in the aggregate	36.2%	53.1%	55.3%	40.5%	45.0%

1)	Leucadia National Corporation acquired 10,000,000 units in our offering. Assuming full conversion of the 10,000,000 units acquired by Leucadia, it will own 39,385,585 shares of our stock and a 12.3% of percentage of outstanding shares.
2)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 141,686,122, assuming full conversion of the notes and warrants issued pursuant to the 24,781,017 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A. and Dolphin PLC. In addition, the number of shares beneficially owned by Mr. Eduardo S. Elsztain will increase by 3,938,559, assuming full conversion of the notes and warrants represented by 1,000,000 units which Mr. Elsztain has directly.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder´s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, adding together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units completing the US$ 50 million offering.

As of November 30, 2003 our directors and senior managers controlled, directly or indirectly, approximately 36.2% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers hold 24,908,617 units of our convertible notes. If our directors and senior managers convert all Convertible Notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 63.5% of our common stock.

B. RELATED PARTY TRANSACTIONS

Headquarters

In December 2001, we started to sublease our headquarters from APSA. Eduardo S. Elsztain, our Chairman is also the Chairman of the Board of Directors of APSA. We pay a monthly rent of Ps. 2,541.

Consulting Agreement

Pursuant to the agreement with Dolphin Fund Management S.A., we pay an annual fee equivalent to 10% of our net income for certain agriculture advice and other administration services.

As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock.

As a consequence of the spun off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Management fees totaled Ps. 7.2 million in fiscal year 2003, and we are not reporting management fees for fiscal year 2002. Eduardo S. Elsztain was the Chairman of the Board of Directors of Dolphin Fund Management S.A. and is currently the Chairman of the board of directors of Consultores Asset Management S.A.

Dolphin Fund Management S.A. is an Argentine company incorporated in 1989, primarily engaged in investment, investment advisory and fund administration services. It provides agricultural advice exclusively to us pursuant to a Consulting Agreement, which became effective as of November 7, 1994 (the “Consulting Agreement”).

Pursuant to the terms of the Consulting Agreement, as agreed by our board of directors, Dolphin Fund Management provides us with the following services:

•	advises with respect to the investment of its capital in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals;

•	acts on our behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and

•	gives advice regarding securities investments with respect to such operations.

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

In fiscal years 2003, 2002 and 2001, Dolphin Fund Management’s fees were Ps. 7,224,996, Ps. nil and Ps. 935,742 respectively. During those years, we have not been charged for any administrative expenses by Dolphin Fund Management. However, no assurances can be given that Dolphin Fund Management will not request reimbursement for such expenses in the future.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Dolphin Fund Management for twice the average of the amounts of the management fee paid to Dolphin Fund Management for the two fiscal years prior to such termination. Note that the consulting agreement has been assigned to Consultores Asset Management S.A.

Mr. Eduardo S. Elsztain, our Chairman of the board of directors was the Chairman of the board of Directors of Dolphin Fund Management S.A. and is currently the Chairman of the board of directors of Consultores Asset Management S.A. Additionally, Eduardo S. Elsztain holds 100% of the capital stock of Consultores Asset Management S.A.. All of the compensation that we pay to Eduardo S. Elsztain are included in the fee that we pay Dolphin Fund Management under the Consulting Agreement.

Beginning in the second quarter of fiscal year 2001, we started acquiring IRSA shares in the open market, which resulted in 22.65% ownership at June 30, 2004. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries, joint ventures and international strategic alliances in real estate activities in Argentina. These investments are carried at the equity method of valuation totaling Ps.162.6 million as of June 30, 2003. Eduardo S. Elsztain, M. Marcelo Mindlin and Saúl Zang are the President, First Vice President and Second Vice President, respectively, of the Board of Directors of IRSA.

Lease Term

Until November 2001, we leased office space under a cancelable operating lease from IRSA. Rent expenses were recognized ratably over the lease term. Rent expenses for the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 0.03, Ps. 0.17 and Ps. 0.34 respectively.

Donations to Fundación IRSA

From time to time, we donate money to Fundación IRSA, a charitable, non-profit organization of which our Shareholder and President Eduardo S. Elsztain is the President and his wife is the Secretary. We donated Ps. 0.36 million, Ps. 0.02 million and Ps. 0.31 million for the fiscal year ended June 30, 2003, 2002 and 2001, respectively.

Sharing of Corporate Services

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2003 Cresud, IRSA and APSA provided corporate services in the areas of institutional relations, finance, human resources, technology, systems and insurance.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA.

Our chairman and vice-chairman are also chairman and vice-chairman of IRSA and APSA. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Legal services

During the year ended on June 30, 2003 and 2002, we paid the firm Zang, Bergel & Viñes a total amount of approximately Ps. 0.14 million and Ps. 0.30 million for their legal services. Our directors Saúl Zang, Salvador D. Bergel are partners of such firm.

Subscription of our Convertible Notes by Inversiones Financieras del Sur S.A.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of our common stock.

Inversiones Financieras del Sur S.A., an Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company has subscribed US$ 22.6 million of our Convertible Notes.

In addition, as of November 30, 2003 Inversiones Financieras del Sur S.A. held 33.2% of our common shares. Assuming Inversiones Financieras del Sur S.A. exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Inversiones Financieras del Sur S.A. would own 60.7% of our common shares. In the case all bondholders exercise their conversion rights and Inversiones Financieras del Sur S.A. exercise them as well, Inversiones Financieras del Sur S.A. would own 43.1% of our common stock.

Acquisition of IRSA Units

During November and December 2002, we purchased 49.7 million Convertible Notes issued by IRSA. The notes, that mature in 2007, bear an 8% annual interest rate and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock.

As of November 20, 2003 we owned 23.4% of IRSA´s common shares. As of such date, no conversion was executed by us. Assuming we exercise our conversion rights of all our IRSA´s Convertible Notes and no exercise of such rights by any of other IRSA´s bondholders as of that date, we would own 46.4% of IRSA´s common shares. In the case all bondholders exercise their conversion rights and we exercise them as well, we would own 35.8% of IRSA´s common stock.

Assuming we exercise all of our IRSA´s warrants and no exercise of such rights by any other IRSA´s Bondholders as of November 30, 2003, we would own 58.8% or IRSA´s common shares. In the case all bondholders exercise their warrants and we exercise them as well, we would own 40.3% of IRSA´s common stock.

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

In accordance with Argentine law and our bylaws, net and realized profits for each fiscal year shall be distributed as follows:

•	5% of such net profits to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

In the past, we paid dividends in cash with an average of Ps. 0.024 per share. At our shareholders’ meeting held on October 23, 1998, our shareholders approved the distribution of 8.0 million treasury shares to be distributed pro rata among our shareholders indicated in the table below as cash dividends. As the result of the year ended June 30, 2002 was a Ps. 39.6 loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

The shareholders meeting held on October 31, 2003 approved, the distribution of a cash dividend of Ps. 1.5 million, or Ps. 0.012 per share, previous deduction of 5% of our legal reserve.

The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share of common stock each year since 1995. Amounts in Pesos are presented in historical Pesos as of the respective payment dates. See “Exchange Rates”.

Year declared	Total per share
(Pesos)
1995	—
1996	—
1997	—
1998	0.099
1999	0.092
2000	0.011
2001	0.030
2002	—
2003	0.012

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Rates”. Although we hope to distribute cash dividends in the future, we cannot assure you that we will be able to do it.

B. SIGNIFICANT CHANGES

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$ 0.4 million, fully paid as of the date of execution of the deed.

On August 22, 2003, the bill sale of our cattle ranch El 41-42, of 6,479 hectares, located in the province of Chaco, was signed for a total of US$ 1.0 million profit, which will be recorded in our next quarter´s balance sheet. This sale generated a profit of Ps. 1.0 million approximately.

On October 31, 2003, the ordinary and extraordinary shareholder´s meeting approved the distribution of dividends in cash for Ps. 1.5 the increase of legal reserve of Ps. 3.3 million and the payment of director´s fees for a total of Ps. 3,733,973, which were duly provided for at the close of the year ended June 30, 2003.

As of December 16, 2003 4,696,370 Convertible Notes were converted into 9,248,449 ordinary shares. During the same period, 150,003 warrants were exercised, resulting in the issuance of 295,396 ordinary shares.

ITEM 9. THE OFFER AND LISTING

A. INFORMATION ON THE LISTING OF OUR STOCK

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and NASDAQ.

Our authorized capital stock consists of 133,828,237 shares of common stock, Ps. 1.0 par value per share.

As of December 16, 2003, our outstanding capital stock consisted of 133,828,237 shares of common stock. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) we had 45,303,630 convertible Notes and 49,849,997 warrants outstanding.

The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and non assessable. As of December 16, 2003, there were approximately 590 holders of all of our common stock.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms a part, and the provisions of applicable Argentine law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “CRES”. Our shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960. The following table shows, for the calendar periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On December 16, 2003, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps. 4.05 per share.

	Share Price in Pesos
	High	Low
Fiscal Year
2003	2.80	1.52
2002	2.35	0.64
2001	1.05	0.76
2000	1.14	0.81
1999	1.94	0.95
1998	2.57	1.68

Fiscal Quarter
2003
4th quarter	2.74	2.10
3rd quarter	2.80	1.75
2nd quarter	2.42	1.75
1st quarter	2.50	1.52

2002
4th quarter	2.35	1.88
3rd quarter	1.90	0.75
2nd quarter	0.89	0.64
1st quarter	1.02	0.90

2001
4th quarter	1.05	0.80
3rd quarter	0.93	0.76
2nd quarter	0.85	0.76
1st quarter	0.89	0.79

2003
May	2.45	2.30
June	2.74	2.49
July	2.62	2.30
August	2.72	2.40
September	2.70	2.43
October	4.14	2.65
November	4.40	3.60

Source: Bloomberg.

Price history of our stock on Nasdaq National Market

Each of our american depositary shares represents 10 ordinary shares. Our American depositary shares are listed and traded on the Nasdaq National Market under the trading symbol “CRESY”. Our ADSs began trading on the Nasdaq in March 1997 and were issued by the Bank of New York Inc., acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the Nasdaq. On December 16, 2003, the closing price for our ADSs on the Nasdaq was, approximately US$ 13.55 per ADS.

	U.S. Dollars per ADS
	High	Low
Fiscal Year
2003	10.00	4.10
2002	10.10	5.18
2001	10.50	7.50
2000	11.38	7.94
1999	17.79	10.00
1998	21.40	10.60

Fiscal Quarter
2003
4th quarter	10.00	6.80
3rd quarter	8.63	5.20
2nd quarter	6.25	4.60
1st quarter	6.70	4.10

2002
4th quarter	6.70	5.18
3rd quarter	6.95	5.75
2nd quarter	9.00	6.15
1st quarter	10.10	9.00

2001
4th quarter	10.50	8.00
3rd quarter	9.44	7.50
2nd quarter	8.63	7.50
1st quarter	8.94	8.13

2003
May	8.8	8.0
June	10.0	8.8
July	9.4	7.9
August	9.4	8.2
September	9.5	8.3
October	14.4	9.3
November	15.1	12.7

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores.

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

The Merval is a self-regulated incorporated business organization. The capital stock of such entity is divided into 183 stocks, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

The primary functions of the Merval are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigor, and/or the rules and regulations governing the Argentine Stock Market System.

Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires is has implemented stock-watch mechanisms.

The Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. The Merval guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from Sistema Integral de Negociación Asistida por Computadora work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry;

•	they are perfected through the preparation of order slips; and

•	the best-offer rule applies and as in the electronic system, it open out-cry the Mercado de Valores settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 200,000 for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 100,000 for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

•	trades are executed automatically,

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the Mercado de Valores guarantee.

Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders´ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Mercado Abierto Electronico (“MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE has 82 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary, Caja de Valores S.A.

Caja de Valores S.A. is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores S.A. are stockbrokers, banking and financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores de Buenos Aires S.A. (49.98% each).

Certain information regarding the Bolsa de Comercio de Buenos Aires

	As of June 30,		As of December 31,
	2003	2002	2001(1)	2000
Market capitalization (Ps. Billon)	415.9	348.0	192.5	165.8

Average daily trading volume (Ps. Million)	29.5	17.7	30.9	38.8

Number of listed companies	113	114	119	125

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2003, approximately 113 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2003, approximately 25.6% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase trough October 31, 2003, also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

D. SELLING SHAREHOLDERS

This section is not applicable.

E. DILUTION

This section is not applicable.

F. EXPENSES OF THE ISSUE

This section is not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our Common Stock

As of December 16, 2003 our authorized capital stock consists of 133,828,237 shares of common stock, Ps. 10 par value per share. As of December 16, 2003, our outstanding capital stock consisted of 133,828,237 shares of common stock. In addition, we have 45,303,630 registered units consisting of US$ 45.3 million of 8% Convertible Notes due November 2007 and 49,849,997 warrants to purchase shares of common stock.

In the event that all the bondholders were to convert their Convertible Notes and exercise their warrants, our share capital would increase from 133,828,237 shares as of December 16, 2003 to approximately 321,212,303 shares.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Purposes

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anónima (stock corporation) and were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 19, 1937 under number 26, on page 2, book 45 of national bylaws volume. Pursuant to our Bylaws, our term of duration expires on July 6, 2082.

Pursuant to article 4 of our Bylaws our purpose is to perform the following activities:

•	Commercial activities with respect to cattle and products pertaining to farming and animal husbandry;

•	Real estate activities with respect to urban and rural properties;

•	Financial activities, except for those regulated by Law 21,526 of financial entities;

•	Farming and animal husbandry activities, for properties owned by us or by third parties; and

•	Agency and advice activities for which there is not required a specific qualifying title.

Board of Directors

Voting of proposals in which directors have material interest

The Argentine Law of Corporations Nº 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and its terms and conditions are established on market terms. All other contracts with directors must be approved by the shareholders.

Notwithstanding that, Section 272 of the Law of Corporations Nº 19,550 provides that when a director has a conflict of interest with the company, he should notify the board of directors and the supervisory committee and refrain to vote on that matter. The violation of this provision results in the director being jointly and severally unlimitedly liable.

Approval of compensation of directors and supervisory committee

Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the Supervisory Committee. Therefore pursuant to Section 261 of the Law of Corporations Nº 19,550, it must be approved by the shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors, may not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

Borrowing powers of directors

Our bylaws establish, in Section 18, that the board of directors have full and broad powers to organize, manage and direct Cresud, aimed at fulfilling the corporate purpose.

Retirement of directors

Our bylaws do not establish any requirements or provisions regarding age limits for directors’ retirement.

Rights, preferences and restrictions attaching to our shares

Dividend rights

The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if dividends result from realized and net earnings of the company pursuant to the annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of the Annual Ordinary Shareholders´ Meeting. That approval requires the affirmative vote of the majority of the shares present at the meeting with right to vote.

Dividends are paid pro rata according to the interests held by shareholders.

Under applicable Comision Nacional de Valores regulations, cash dividends must be paid to shareholders within 30 days of the decision approving their distribution. In the case of stock dividends, shares are required to be delivered within three months of the shareholders’ meeting approving the dividend. The right to collect dividends expires three years after the dividends were made available to shareholders.

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

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the Supervisory Committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

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

Pursuant to the Law of Corporations No. 19,550 and Section 29 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

•	the amount established by the shareholders’ meeting as remuneration of the Board of Directors and the supervisory committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

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

Procedure to change the rights of holders of our stock

The rights of holders of our stock are established in the Law of Corporations No. 19,550 and in our bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by the shareholders of the company at an Extraordinary Shareholders´ Meeting.

On October 31, 2003 the Company resolved in the Ordinary and Extraordinary Annual Shareholders Meeting not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under section 1 of the by-laws.

Ordinary and extraordinary shareholders’ meeting

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

In order to attend a shareholders’ meeting, shareholders should deposit with the company the share certificate issued by the registrar agent, at least 3 business days prior to the date of the respective shareholders´ meeting. We will deliver the respective receipt which will be required for admission to the shareholders´ meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders’ Meetings’ Attendance Book.

The meetings shall be presided over by the Chairman of the Board of Directors.

The first call of the ordinary shareholders’ meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

The first call of the extraordinary shareholders’ meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations an ownership of securities or exercise of voting rights, by non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The Comisión Nacional de Valores regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to be 5% or more of the voting power, must be immediately reported to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power must also be reported.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, must notify the Comisión Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to be 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business.

D. EXCHANGE CONTROLS

Currency exchange regulation

Pursuant to Decree No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an “official” exchange rate of Ps.1.40 equal to 1 U.S. dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

Import and export of capital

Import of capital

At present, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21.382, and Decree No. 1853, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

At present there are no restrictions on foreign investment in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

Therefore, no prior authorization is required for the purpose of purchasing securities of our Company.

See Item 3: “Key Information – B. Exchange Rates”

Export of capital including the availability of cash or cash equivalents.

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

Nowadays, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has recently imposed particular restrictions on certain exchange transactions.

Remission of Dividends, interests or other payments to holders of securities in our Company, to non residents.

In compliance with the economic measures set forth by the Argentine Government by means of Decree No. 1570/2001 dated December 1st, 2001, as amended by Decree No. 1606/2001 and Law No. 25,557, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See: “Export of Capital, including the availability of cash or cash equivalents.”

The Argentine exchange market was subject to controls up to December 1989, when a floating exchange rate for all foreign currency transactions was established. From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S.

dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Although, in general, exchange transactions can be freely performed in Argentina, recently, the Argentine Central Bank imposed restrictions on certain exchange transactions.

E. TAXATION

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or ADSs as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns more than 10% of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADS depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain United States Holders, “financial services income.” The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

Passive Foreign Investment Company Rules

Although it is an inherently uncertain factual issue, we may be a PFIC for the current or future taxable years.

In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the Nasdaq. The shares are listed on the Bolsa de Comercio de Buenos Aires. Consequently, the Bolsa de Comercio de Buenos Aires would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

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

Alternatively, a United States Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceeding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

Gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS’s are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17,5%.

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

Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation. In the case of non listed shares or ADS’s its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment N° 351/03 in which interprets that, as from the enactment of Law No. 25,556, the above-mentioned regime is no longer in force. No assurance can be given on the applicable regime, as of today, no official interpretation of this judgment has been made.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR ADS´s.

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

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at an averagerate of 3%, unless an exemption is applicable to them.

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

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS´s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

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

F. DIVIDENDS AND PAYING AGENTS

This section is not applicable.

G. STATEMENT BY EXPERTS

This section is not applicable.

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

This section is not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of financial instruments entered into Financial instruments can only be used to hedge an economic exposure.

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

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our futures and options contracts consist of a number of major institutions with high credit ratings. We do not believe that there is a significant risk of nonperformance by these counterparties because we continually monitor the credit rating of such counterparties, and limit the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed our obligations to the counterparties.

At June 30, 2003, we had outstanding futures and options as follows:

Crop	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/03 (Ps.)	Market Value (Loss) Gain as of 06/30/03 (Ps.)
FUTURES
Purchase
Corn	400	7,560			—

Sale
Soybean	700	18,900			(3,100)
Wheat	1,900	35,910			(12,107)

OPTIONS
Call Buy
Corn	5,080		132,023	40,498	(91,525)
Soybean	10,880		437,153	400,724	(36,429)
Wheat	10,880		275,2454	132,225	(143,019)

Put Buy
Corn	2,540		31,387	46,573	15,186

Call sale
Corn	8,890		(98,410)	(21,599)	76,811
Soybean	16,320		(261,752)	(205,084)	56,668
Wheat	11,880	16,200	(151,121)	(66,928)	84,193

Total	69,470	78,570	364,524	326,409	(53,322)

The deposits/cost on open futures and options as of June 30, 2003 were Ps. 78,570, futures generated an unrealized loss of Ps. 15,207. The premiums paid for open options as of June 30, 2003 amounted to Ps. 364,524, the market value of such options was of Ps. 326,409. The options resulted in an unrealized loss of Ps. 38,115. The total unrealized loss on open futures and options was Ps. 53,322 as of June 30, 2003.

Set forth below is the information regarding changes in the fair market value of future and option contracts at June 30, 2003:

Fair market value of contracts outstanding at the beginning of the year	Ps. 237,657
Contracts realized or otherwise settled during the year	(237,657)
Fair value of contracts when entered into during the year	443,094
Other changes in fair value	(53,322)
Fair value of contracts outstanding at the end of the year(a)	389,772

(a)	As of June 30, 2003, the maturity dates of all futures and option contracts are less than one year.

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

We enter into future contracts to manage our commodity price risk, with the further objective of maintaining specified gross margins. In this regard, the hypothetical loss in earnings is calculated considering a hypothetical 10% increase in commodity prices. In order to calculate the hypothetical loss, the relevant parameters of the future contracts are the type of commodities and the delivery price; due to the short period before expiration, time value is ignored. As set forth in the chart below, the hypothetical loss is estimated to be Ps. 0.27 million.

We use the options operations to combine them with the futures operations, only as a means to reduce the exposure towards the increase of the prices, as the fact of being a producer implies the position of being bought, up to the moment that the grains are harvested and sold.

Futures and Options

Crop	Tons	Future Price (Ps.)	Total Amount (Ps.)	Strike Price (Ps.)	Premium Cost (Ps./Ton)	Unrealized Gain Increase (Ps.)	Unrealized Loss Earnings (Ps.)
Corn
Futures
Buy	400	226.13	90,452			248.74	9,045

Options
Call Buy	5,080			244.48	25.99	261.63	(132,023)
Put Buy	2,540			244.48	12.36	261.63	(31,386)
Call Sale	8,890			285.47	(11.07)	261.63	98,410

Soybean
Futures
Sale	700	445.12	311,584			489.63	31,159

Options
Call Buy	10,880			535.73	40.18	602.94	(437,154)
Call Sale	16,320			615.09	(16.04)	602.94	261,752

Wheat
Futures
Sale	1,900	283.88	539,372			312.27	53,937

Options
Call Buy	10,880			337.31	25.30	349.75	(275,245)
Call Sale	11,880			370.71	(12.72)	330.26	151,121

			941,408				(270,384)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Defaults and partial waivers and debt agreements with IRSA´s creditors

Nowadays, IRSA, pursuant to a restructuring and reorganization plan is setting forth the necessary measures to restore its liquidity position. Consequently, it is currently in payment of its outstanding debts.

However, IRSA´s subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, has not paid yet principal installments for a total of US$ 2.4 million, that were due between July 29, 2002 and October 29, 2003 and interest installments for a total amount of US$846,000, under the US$ 12.0 million loan. Although Hoteles Argentinos’ Management is renegotiating its debt with its creditors, IRSA cannot assure you that an agreement will be reached.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls or other factors that could significantly affect these controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. This committee shall be constituted before May 28, 2004.

Therefore, after appointment of the members of this committee, our Board of Directors of the Company will determine if there is an audit committee financial expert serving on the audit committee according with the rules adopted by the SEC.

B. CODE OF ETHICS

One of the responsibilities of our audit committee will be to assist the Board of Directors in the conduct and ethic of our business and the preparation or modification of a Code of Ethics or Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

Therefore, we expect that after appointment of the members of the audit committee this entity will start working in the preparation and implementation of the code.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This section is not applicable.

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this Form 20-F.

ITEM 19. [INDEX OF EXHIBITS]

Exhibit No.	Description of Exhibit
3.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

21.1**	Subsidiaries of the registrant

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548)
**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-3 (File No. 333-90476)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to signed this annual report on its behalf.

CRESUD S.A.C.I.F. Y A.

/s/ Alejandro G. Elsztain

By: Alejandro G. Elsztain Position: Director and Chief Executive Officer December 29, 2003.

SECTION 302 CERTIFICATION

I, Alejandro G. Elsztain, certify that:

1.	I have reviewed this annual report on Form 20-F of Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer
Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Dated: December 29, 2003.

I, Clarisa D. Lifsic, certify that:

1.	I have reviewed this annual report on Form 20-F of Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ M. CLARISA D. LIFSIC
Clarisa D. Lifsic
Chief Financial Officer
Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Dated: December 29, 2003.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria (the “Company”) for the year ended June 30, 2002 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), Alejandro G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Alejandro G. Elsztain
By: Alejandro G. Elsztain
Chief Executive Officer

December 29, 2003

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

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria (the “Company”) for the year ended June 30, 2002 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), Clarisa D. Lifsic, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that,

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Clarisa D. Lifsic
By: Clarisa D. Lifsic
Chief Financial Officer

December 29, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.

Report of Independent Auditors

To the Board of Directors and Shareholders of Cresud Sociedad

Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria:

In our opinion, the accompanying consolidated financial statements and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.d) to the consolidated financial statements, effective July 1, 2002 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By (Partner)
Carlos Martín Barbafina Buenos Aires, Argentina September 8, 2003

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 As restated
ASSETS
Current Assets
Cash and banks (Notes 5.a) and 17.f))	Ps.	16,995,803	Ps.	44,336,454
Investments (Notes 5.b), 8, 17.c) and 17.f))		5,459,835		94,461
Trade accounts receivable, net (Notes 5.c), 8 and 17.f))		6,899,952		19,138,189
Other receivables (Notes 5.d), 8 and 17.f))		6,231,659		8,730,539
Inventories (Note 5.e))		22,841,977		38,202,209

		58,429,226		110,501,852

Non-Current Assets
Other receivables (Notes 5.d) and 8)		542,193		2,473,397
Inventories (Note 5.e))		37,796,987		29,414,567
Investments (Notes 5.b) and 17.f))		341,481,798		121,785,625
Property and equipment, net (Note 17.a))		148,510,846		128,232,309
Intangible assets, net (Note 17.b))		369,637		841,653

Subtotal		528,701,461		282,747,551

Negative goodwill, net		(19,347,598)		(13,370,988)

Total Assets	Ps.	567,783,089	Ps.	379,878,415

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 5.f), 8 and 17.f))	Ps.	7,321,416	Ps.	19,471,843
Short-term debt (Notes 5.g), 8 and 17.f))		1,425,499		7,468,233
Salaries and social security payable (Notes 5.h) and 8)		1,096,627		930,914
Taxes payable (Notes 5.i) and 8)		1,887,453		7,133,579
Other liabilities (Notes 5.j) and 8)		3,345,832		792,159

		15,076,827		35,796,728

Non-Current Liabilities
Long-term debt (Notes 5.g), 8 and 17.f))		137,951,054		—
Taxes payable (Notes 5.i) and 8)		22,749,374		21,033,814

		160,700,428		21,033,814

Total Liabilities		175,777,255		56,830,542

Minority interest		206,709		430,755

SHAREHOLDERS’ EQUITY		391,799,125		322,617,118

Total Liabilities and Shareholders’ Equity	Ps.	567,783,089	Ps.	379,878,415

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 As restated		2001 As restated
Sales
Crops	Ps.	51,424,261	Ps.	48,515,035	Ps.	42,218,955
Beef cattle		17,311,212		27,609,516		29,332,417
Milk		2,414,992		2,258,210		2,614,583
Others		799,374		1,871,419		2,730,359

Total sales		71,949,839		80,254,180		76,896,314

Cost of sales
Crops		(39,425,551)		(13,817,006)		(32,078,174)
Beef cattle		(8,746,014)		(22,778,110)		(24,389,078)
Milk		(1,483,172)		(3,561,830)		(2,266,888)
Others		(1,387,410)		(2,122,473)		(2,380,039)

Total cost of sales (Note 17.e))		(51,042,147)		(42,279,419)		(61,114,179)

Gross profit		20,907,692		37,974,761		15,782,135

Selling expenses (Note 17.g))		(6,045,309)		(10,248,016)		(11,103,948)
Administrative expenses (Note 17.g))		(4,309,119)		(8,368,493)		(8,436,876)
Net gain on the sale of farms		4,869,484		16,573,853		5,729,612
Inventory holding gain (loss)		12,224,813		(19,603,010)		(1,489,269)

Operating income		27,647,561		16,329,095		481,654

Financial results, net: (Note 5.k))
Financial (expense) income generated by assets		(51,269,561)		(15,301,181)		13,553,872

Financial income (expense) generated by liabilities		40,329,234		16,807,986		(1,307,333)

Total financial results, net		(10,940,327)		1,506,805		12,246,539

Equity gain (loss) from related companies		68,008,820		(41,217,930)		(378,329)

Other (expense) income, net:
Gain on sale of other property and equipment		32,734		30,422		94,918
Others		(124,622)		134,651		(13,751)
Donations		(2,000,000)		—		(421,084)

Total other (expense) income, net		(2,091,888)		165,073		(339,917)

Management fee		(7,224,996)		—		(935,742)

Income (loss) before income tax and minority interest		75,399,170		(23,216,957)		11,074,205

Income tax expense		(10,598,255)		(18,824,012)		(4,255,985)

Minority interest		224,046		348,884		397,526

Net income (loss) for the year	Ps.	65,024,961	Ps.	(41,692,085)	Ps.	7,215,746

Earnings per share (Notes 4.s) and 14):
Basic net income (loss) per common share	Ps.	0.54	Ps.	(0.35)	Ps.	0.06
Diluted net income (loss) per common share		0.19		(0.35)		0.06

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 6)	Treasury stock	Inflation adjustment of common stock and treasury stock	Additional paid-in-capital	Total	Legal reserve	Retained earnings (Accumulated deficit)	Total
Balances as of June 30, 2000	Ps. 119,669,749	Ps. 4,614,643	Ps. 166,218,124	Ps. 89,784,877	Ps. 380,287,393	Ps. 5,263,335	Ps (18,246,812)	Ps 367,303,916

Appropriation of earnings resolved by the shareholders’ meeting held on October 30, 2000:
- Legal reserve	—	—	—	—	—	148,743	(148,743)	—
- Cash dividends (Ps. 0.02 per share)	—	—	—	—	—	—	(2,826,114)	(2,826,114)
Net income for the year as restated	—	—	—	—	—	—	7,215,746	7,215,746

Balances as of June 30, 2001	Ps. 119,669,749	Ps. 4,614,643	Ps. 166,218,124	Ps. 89,784,877	Ps. 380,287,393	Ps. 5,412,078	Ps. (14,005,923)	Ps. 371,693,548

Appropriation of earnings resolved by the shareholders’ meeting held on October 19, 2001:
- Legal reserve	—	—	—	—	—	421,085	(421,085)	—
- Cash dividends (Ps. 0.06 per share)	—	—	—	—	—	—	(8,000,584)	(8,000,584)
Subscription of treasury stock	2,353	(2,353)	—	—	—	—	3,916	3,916
Exercise of stock options	480,000	(480,000)	—	—	—	—	612,323	612,323
Net loss for the year as restated	—	—	—	—	—	—	(41,692,085)	(41,692,085)

Balances as of June 30, 2002	Ps 120,152,102	Ps 4,132,290	Ps 166,218,124	Ps. 89,784,877	Ps. 380,287,393	Ps. 5,833,163	Ps (63,503,438)	Ps 322,617,118

Exercise of stock options	3,559,853	(3,559,853)	—	—	—	—	3,564,008	3,564,008
Conversion of notes into common stock	386,140	—	—	206,898	593,038	—	—	593,038
Net income for the year	—	—	—	—	—	—	65,024,961	65,024,961

Balances as of June 30, 2003	Ps 124,098,095	Ps 572,437	Ps 166,218,124	Ps 89,991,775	Ps 380,880,431	Ps 5,833,163	Ps 5,085,531	Ps 391,799,125

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 As restated		2001 As restated
Cash flows from operating activities:
Net income (loss) for the year	Ps.	65,024,961	Ps.	(41,692,085)	Ps.	7,215,746
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:

Income tax expense		10,598,255		18,824,012		4,255,985
Depreciation		3,081,851		3,501,449		3,589,416
Amortization of intangible assets		472,016		470,122		117,531
Minority interest		(224,046)		(348,884)		(397,526)
Equity (gain) loss from related companies		(68,008,820)		41,217,930		378,329
Unrealized gain on equity investments		(83,099)		(63,931)		(9,175,019)
Inventory holding (gain) loss		(12,224,813)		19,603,010		1,489,269
Gain on the sale of farms		(4,869,484)		(16,573,853)		(5,729,612)
Gain on sale and withdrawal from business of other property and equipment		(32,734)		(30,422)		(94,918)
Retirement of other property and equipment		—		—		104,289
Accrual for management fees		3,204,773		—		935,742
Allowance for doubtful accounts and accrued expenses		2,524,001		260,946		142,760
Financial results		(9,430,204)		(4,687,087)		—
Gain on the sale of investments of available-for-sale securities		—		—		(3,192,260)
Changes in operating assets and liabilities:
Decrease in current investments		5,701,037		8,803,665		—
Decrease (increase) in trade accounts receivable		10,158,710		(9,272,618)		(6,651,988)
Decrease in other receivables		655,669		1,977,516		6,729,925
Decrease (increase) in inventory		18,992,074		(3,697,701)		11,971,935
(Decrease) increase in trade accounts payable		(10,470,891)		(1,584,162)		10,185,084
(Decrease) increase in salaries and social security payable and taxes payable		(10,845,802)		1,457,081		(4,473,079)
Increase of intangible assets		—		—		(1,055,652)
Increase in interest payable		8,399,579		3,640,890		500,256
Dividends collected		1,478,533		1,708,820		398,046
(Decrease) increase in other liabilities		(2,672,093)		4,342,723		67,377

Net cash provided by operating activities		11,429,473		27,857,421		17,311,636

Cash flows from investing activities:
Net proceeds from sale of other property and equipment		736,979		322,060		473,502
Net proceeds from sale of farms		12,013,619		55,489,538		15,398,795
Collection of secured receivables from sale of farms		2,543,257		776,176		1,918,137
Acquisition of farms and other property and equipment		(30,998,217)		(933,548)		(3,154,260)
Acquisition of convertible notes		(176,627,072)		—		—
Acquisition of investments		(8,151,725)		(21,863,150)		(77,769,642)
Collateralized loans granted to third parties		—		—		(1,112,087)

Net cash (used in) provided by investing activities		(200,483,159)		33,791,076		(64,245,555)

Cash flows from financing activities:

Capital contributions from minority interests in controlled subsidiaries		—		245,939		800,641
Cash dividends paid		—		(8,000,584)		(2,826,114)
Proceeds from the exercise of stock options and subscription of treasury shares		3,564,008		616,239		—
Proceeds from short-term and long-term debt		177,457,104		39,324,931		46,807,889
Payments of short-term debt		(13,659,222)		(53,730,431)		(17,385,956)
Debt issuance costs		(1,717,514)		—		—
Payments of seller financing		—		—		(800,718)

Net cash provided by (used in) financing activities		165,644,376		(21,543,906)		26,595,742

Net (decrease) increase in cash and cash equivalents		(23,409,310)		40,104,591		(20,338,177)
Cash and cash equivalents as of the beginning of the year		44,339,538		4,234,947		24,573,124

Cash and cash equivalents as of year-end	Ps.	20,930,228	Ps.	44,339,538	Ps.	4,234,947

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 As restated		2001 As restated
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	1,072,233	Ps.	2,872,988	Ps.	719,975
Income tax	Ps.	8,706,633	Ps.	175,335	Ps.	—
Non-cash transactions:
Inventory transferred to property and equipment	Ps.	210,551	Ps.	513,692	Ps.	407,405
Conversion of notes into common shares	Ps.	593,038	Ps.	—	Ps.	—
Farms sold with financing	Ps.	—	Ps.	—	Ps.	3,074,829
Property and equipment donations	Ps.	—	Ps.	2,374	Ps.	23,798

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company is involved in various operations and activities including crop production, cattle raising and fattening, milk production and certain forestry activities. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

2.	Argentine economic situation

The Argentine economy has experienced significant difficulties including, a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates, inflation rates and specific indicators for the Company’s goods and services. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

3.	Preparation of financial statements

a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

As discussed in Notes 3.c) and 3.d), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

a)	Basis of presentation (continued)

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC. In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

b)	Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control. Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

A description of the subsidiaries over which Cresud has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock Owned as of June 30, (i)
	2003	2002
Inversiones Ganaderas S.A..	99.99%	99.99%
Futuros y Opciones.Com S.A.	70.00%	70.00%

(i)	Percentage of equity interest owned has been rounded.

c)	Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Presentation of financial statements (continued)

c)	Presentation of financial statements in constant Argentine Pesos (continued)

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying financial statements.

d)	Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Presentation of financial statements (continued)

d)	Impact of recently issued accounting standards (continued)

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for reporting users. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Presentation of financial statements (continued)

d)	Impact of recently issued accounting standards (continued)

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria for specific transactions and other events. Among other things, RT 18 prescribes the method used to translate financial statements of foreign subsidiaries and the accounting for business combinations and leasing transactions. RT 18 also prescribes the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

RT 19 “Amendments to Technical Resolutions No. 4, 5 ,6 ,8 ,9, 11 and 14”

In December 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes. Also, RT 19 prescribes that goodwill should be disclosed as a separate line item in the balance sheet.

RT 19 also amends Technical Resolution No. 8 (“RT 8”), and establishes that interim balance sheet amounts should be compared to the prior year-end while interim income statement, changes in shareholders´ equity and cash flows amounts should be compared to the corresponding prior year-end period.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from June 30, 2004. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Presentation of financial statements (continued)

d)	Impact of recently issued accounting standards (continued)

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit and net (loss) income as of and for the years ended June 30, 2002 and 2001:

	2002					2001
	Retained earnings (Accumulated deficit)		Net loss			Retained Earnings (accumulated deficit)		Net income
Amounts as previously reported (i)	Ps.	(43,813,428)	Ps.	(44,429,668)		Ps.	8,421,670	Ps.	8,421,670

Deferred income taxes		(21,033,814)		(65,023	) (ii)		(20,968,791)		252,878
Derivatives and hedging activities (iii)		283,766		1,742,568			(1,458,802)		(1,458,802)
Restatement on equity investments (iv)		1,060,038		1,060,038			—		—

Amounts as restated	Ps.	(63,503,438)	Ps.	(41,692,085)		Ps.	(14,005,923)	Ps.	7,215,746

(i)	Amounts adjusted for inflation for comparative purposes as described in Note 3.c).
(ii)	This amount included deferred income tax expense for Ps. (10,310,284) (see note 13 for details) and gain on exposure to inflation for Ps. 10,245,261 corresponding to financial results generated by liabilities, which was shown in the consolidated statements of income.
(iii)	Represents the recognition of derivative instruments at their fair market value.
(iv)	Represents the equity interest on the restatement made by the Company’s equity investments primarily related to the adoption of the accounting for income taxes under the liability method.

e)	Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

f)	Acquisitions

Year ended June 30, 2003

On April 30, 2003 the Company acquired El Tigre farm, covering 8,360 hectares, in the district of Trenel, Province of La Pampa, for a total consideration of US$ 9.3 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Presentation of financial statements (continued)

g)	Dispositions

Year ended June 30, 2003

On April 21, 2003 the Company sold San Luis farm, covering 706 hectares, located in Junín, in the Province of Buenos Aires, for a total consideration of US$ 2.2 million, resulting in a gain of approximately Ps. 0.6 million.

On April 30, 2003 the Company sold Los Maizales farm, covering 618 hectares, in the Villa Cañás district, in the Province of Santa Fe, for a total amount of US$ 1.8 million, recording a gain of Ps. 4.3 million.

Year ended June 30, 2002

On August 3, 2001 the Company sold El Silencio farm, covering 397 hectares, in the district of Rojas, Province of Buenos Aires, for a total consideration of US$ 1.03 million, resulting in an approximate gain of Ps. 0.2 million.

Between November 2001 and June 2002, the Company sold El Coro farm, covering 10,321 hectares, in the district of Río Seco, Province of Córdoba, for a total consideration of Ps. 13.7 million, resulting in an approximate gain of Ps. 3.5 million.

On May 8, 2002 the Company sold La Sofía farm, covering 6,149 hectares, in the district of Río Cuarto, Province of Córdoba for the total consideration of US$ 10 million, resulting in an approximate gain of Ps. 12.9 million.

Year ended June 30, 2001

On September 11, 2000 the Company sold El Bañadito farm, covering 1,789 hectares, in the district Inés Indart, Salto, Province of Buenos Aires, for a total consideration of US$ 6.2 million (including the sale of the dairy farm, silo plants and other chattels), resulting in a approximate gain of Ps. 6.2 million.

On December 4, 2000 the Company sold Tourné farm, covering 19,614 hectares, in the district of Vera, Province of Santa Fe, for a total consideration of US$ 2.8 million (including the sale of the farm and other real estate) resulting in the approximate loss of Ps. 0.5 million.

h)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

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

The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Farmland sales are recorded under the accrual method of accounting. Farmland sales are not recognized until (i) the sale is consummated, (ii) the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) the Company’s receivable is not subject to future subordination, and (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property. The Company did not defer revenue related to farmland sales in any of the years presented.

b)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

c)	Trade accounts receivable and payable

Trade accounts receivable and payable are stated at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided if they are significant. The Company provides for losses relating to trade accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

d)	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited or collected, respectively, net of transaction costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

e)	Investments

Current

Current investments include mutual funds and government bonds. The mutual funds invest in time deposits with original maturities of less than three months at purchase. These investments are carried at market value as of year-end. Unrealized gains and losses on these investments are included within “Financial results, net”, in the consolidated statements of income, and are calculated using the specific-identification method.

Investments in affiliates

Investments in affiliates in which the Company has significant influence (generally representing an equity interest between 20% and 50%) have been accounted for under the equity method. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investments is considered impaired when an other-than-temporary decrease in the value of the investments has occurred.

Investment in IRSA Convertible Notes

The Company’s investment in IRSA Convertible Notes is carried at amortized cost at year-end.

f)	Negative goodwill, net

Negative goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in IRSA (Negative goodwill). Goodwill and negative goodwill are stated at cost adjusted for inflation (as described in Note 3.c)) less accumulated amortization. Goodwill is being amortized under the straight-line method over 5 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 20 years. As required by new accounting standards, goodwill and negative goodwill are shown in a separately caption in the accompanying consolidated balance sheet.

g)	Inventories

Livestock for raising and fattening are stated at their net realizable value. Livestock for dairy production and other purposes, which is not going to be sold within the next twelve months, is stated at its replacement cost as determined by agricultural appraisers. Inventory holding gains and losses are segregated in a separate line to determine operating income (loss).

Inventories of harvested crops are stated at current sales price less cost of disposal. Unharvested crop-growing costs are included as part of inventory and represent costs incurred to plant and maintain seed crops which will be harvested during the subsequent fiscal year. Inventories are periodically reviewed and reserves established for deteriorated, excess and obsolete items.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

h)	Property and equipment

Property and equipment are stated at cost, adjusted for the inflation (as described in Note 3.c)), less accumulated depreciation.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
Buildings and constructions	50
Alfalfa fields and meadow	Between 2 and 7
Vehicles	5
Machinery	10
Furniture and equipment	10
Others	Between 4 and 10

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

i)	Intangible assets

(i)	Web site development costs

The Company capitalizes certain costs incurred in the development of the Company’s web site. Such costs are amortized under the straight-line method over a period of 3 years.

(ii)	Other intangible assets

Other intangible assets are stated at cost, adjusted for inflation (as described in Note 3.c)), and are being amortized over 3 years on a straight-line basis.

j)	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the accompanying consolidated statements of income.

k)	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all years presented.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

k)	Income tax provision (continued)

As described in Note 3.d), the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

l)	Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

m)	Provisions for contingencies

The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings arising in the ordinary course of business. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

n)	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

o)	Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

p)	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

q)	Commodity contracts

The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts designed to reduce exposure to changes in market prices. The Company does not engage in trading or other speculative use of these financial instruments. Realized gains and losses associated with futures contracts are recorded in cost of products sold at the fair market value. Deposits and premiums paid are recorded as other receivables on the consolidated balance sheet.

r)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2003, 2002 and 2001 were Ps. 0.08 million, Ps. 0.03 million and Ps. 0.13 million, respectively.

s)	Earnings per share

As described in Note 3.d), the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

s)	Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The Company has considered the dilutive effect of outstanding stock options, warrants and convertible debt in calculating diluted EPS.

5.	Details of balance sheet and income statement accounts:

a)	Cash and banks

	As of June 30,
	2003		2002 As restated
Cash	Ps	. 3,283,821	Ps.	1,029,284
Cash in banks		13,270,718		43,001,018
Collections to be deposited		441,264		306,152

	Ps.	16,995,803	Ps.	44,336,454

b)	Investments

	As of June 30,
	2003		2002 As restated
Current
Mutual funds	Ps.	3,934,425	Ps.	7,604
Interest of IRSA Convertible Notes		1,422,315		—
Government bonds		103,095		86,857

	Ps.	5,459,835	Ps.	94,461

Non-Current
Equity investments (i)	Ps.	202,321,555	Ps.	121,764,908
IRSA Convertible Notes (ii) (Note 8)		139,139,526		—
Others (Note 8)		20,717		20,717

	Ps.	341,481,798	Ps.	121,785,625

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Details of balance sheet and income statement accounts (continued)

b)	Investments (continued)

(i) As of June 30, 2003, the Company had a 35.7%, 50.0% and 22.6% equity interest in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA Inversiones y Representaciones S.A. (“IRSA”) amounting to Ps. 16,158,196, Ps. 2,877,773, Ps. 183,285,586, respectively. Until March 31, 2002, the Company’s investment in IRSA was classified as a current investment and carried at market value, since it was held for trading purposes. Unrealized (losses) gains recognized in earnings during the years ended June 30, 2002 and 2001 amounted to Ps. (30.5) million and Ps. 8.9 million, respectively. Effective March 31, 2002, as a result of a change in the Company’s strategy to hold such shares (representing a 19.85 % of ownership interest) as permanent investments, the Company changed the accounting method for its investment in IRSA’s shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 15.4 million, representing the excess of equity value over market value at that date. During the year ended June 30, 2003 the Company acquired an additional 2.8% ownership interest in IRSA for a total consideration of Ps. 8.2 million, resulting in an increase in negative goodwill amounting to Ps. 6.5 million. Negative goodwill is being amortized under the straight-line method over a period of 20 years and the net carrying value as of June 30, 2003 and 2002 amounted to Ps. 20.7 million and Ps. 15.4 million, respectively.

(ii) In November 2002, IRSA issued US$ 100 million of 8% convertible notes due 2007 with non-detachable warrants to acquire additional shares of common stock (“IRSA Convertible Notes”). During November and December of 2002, the Company acquired US$ 49,692,688 of IRSA Convertible Notes. In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. As a result of the distribution of treasury shares approved by the shareholders of IRSA in November 2002, effective December 20, 2002 the conversion price was decreased to US$ 0.54505 and the warrants exercise price was decreased to US$ 0.65406.

c)	Trade accounts receivable, net

	As of June 30,
	2003		2002 As restated
Trade accounts receivable	Ps.	7,365,368	Ps.	19,735,046
Related parties (Note 9)		13,709		206,077
Less:
Allowance for doubtful accounts (Note 17.d))		(479,125)		(802,934)

	Ps.	6,899,952	Ps.	19,138,189

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Details of balance sheet and income statement accounts (continued)

d)	Other receivables

	As of June 30,
	2003		2002 As restated
Current
Receivables from the sale of farms (i)	Ps.	531,602	Ps.	530,063
Collateralized loans granted to third parties		—		155,162
Asset tax credit (ii)		201,559		253,361
Margin deposits receivable from brokers		78,570		72,481
Premiums paid in connection with derivative instruments		326,409		28,555
Other deposits		277,048		1,006,691
Prepaid leases		1,894,560		2,660,795

Related parties (Note 9)		1,334,692		295,359
Prepaid expenses, excluding leases		864,244		469,718
Shareholders receivable		455,583		—
Others		267,392		3,258,354

	Ps.	6,231,659	Ps.	8,730,539

Non-Current
Receivables from the sale of farms (i)	Ps.	504,192	Ps.	981,094
Collateralized loans granted to third parties		—		555,919
Asset tax credit (ii)		26,574		164,596
Prepaid leases		—		176,449
Related parties (Note 9)		—		488,151
Other		11,427		107,188

	Ps.	542,193	Ps.	2,473,397

(i)	At June 30, 2003, receivables from the sale of farms include Ps. 1.0 million from the sale of the Tourné farm, which accrues interest at an annual fixed rate of 8% plus an adjusting index that approximates inflation (“CER” or “coeficiente de estabilización de referencia”) and is being collected in four equal annual installments commencing January 15, 2002. The Company agreed with the purchaser the payment in installments. As guarantee for the payment, the Company and the purchasers signed a mortgage affecting these newly sold properties stating that any termination of payment would imply the Company taking over on the properties.
(ii)	The Company recorded the asset tax as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Details of balance sheet and income statement accounts (continued)

e)	Inventories

	As of June 30,
	2003		2002 As restated
Current
Livestock	Ps.	13,116,997	Ps.	7,498,259
Crops		6,301,776		25,222,406
Unharvested crops		1,112,230		835,288
Seeds and fodder		171,486		406,468
Materials and others		1,501,686		3,124,842
Advances to suppliers		637,802		1,114,946

	Ps.	22,841,977	Ps.	38,202,209

Non-Current
Livestock	Ps.	37,796,987	Ps.	29,414,567

	Ps.	37,796,987	Ps.	29,414,567

f)	Trade accounts payable

	As of June 30,
	2003		2002 As restated
Suppliers	Ps.	4,195,988	Ps.	13,687,282
Related parties (Note 9)		1,781,245		174,539
Accruals		1,344,183		5,610,022

	Ps.	7,321,416	Ps.	19,471,843

g)	Short-term and long-term debt

	As of June 30,
	2003		2002 As restated
Short-term debt:
Accrued interest on Convertible Notes (ii)		1,425,499		—
Local financial loans (i)	Ps.	—	Ps.	7,468,233

	Ps.	1,425,499	Ps.	7,468,233

	As of June 30,
	2003		2002 As restated
Long-term debt:
Convertible Notes (ii)	Ps.	139,450,965	Ps.	—
Deferred financing costs		(1,499,911)		—

	Ps.	137,951,054	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Details of balance sheet and income statement accounts (continued)

g)	Short-term and long-term debt (continued)

(i) At June 30, 2002, the outstanding balance of local financial loans related to loans borrowed in March and April 2001 to finance exports of soybean and corn and to finance the acquisition of IRSA´s shares, and included: (a) a Ps. 2.9 million loan which matured in April 2002 and accrued interest at a fixed rate of 8% per annum plus CER, (b) loans totaling Ps. 3.7 million which accrued interest at a fixed rate of 8% per annum plus CER, and (c) a Ps. 0.9 million loan, collateralized by a pledge on 14,851,299 IRSA shares, which accrued an average interest rate of approximately 14%. During fiscal year 2003, the Company paid in full the outstanding balances of all local financial loans.

(ii) See Note 11 for details.

h)	Salaries and social security payable

	As of June 30,
	2003		2002 As restated
Social security payable	Ps.	139,607	Ps.	216,115
Salaries payable		94,607		480,172
Provision for vacation and bonuses		859,519		215,967
Other		2,894		18,660

	Ps.	1,096,627	Ps.	930,914

i)	Taxes payable

	As of June 30,
	2003		2002 As restated
Current
Income tax	Ps.	1,510,475	Ps.	5,382,857
Value added tax		(89,529)		1,318,827
Property tax payable		179,614		233,790
Gross sales tax payable		86,120		12,436
Income tax withholdings		45,494		177,624
Personal assets tax		148,824		3,731
Other		6,455		4,314

	Ps.	1,887,453	Ps.	7,133,579

Non-Current
Deferred income taxes (Note 13)		22,749,374		21,033,814

	Ps.	22,749,374	Ps.	21,033,814

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Details of balance sheet and income statement accounts (continued)

j)	Other liabilities

	As of June 30,
	2003		2002 As restated
Current
Management fee payable (Note 9)	Ps.	3,204,773	Ps.	30,951
Minority interest payable		134,196		150,729
Others		6,863		610,479

	Ps.	3,345,832	Ps.	792,159

k)	Financial results, net

	As of June 30,
	2003		2002 As restated		2001 As restated
Generated by assets:
Exchange (loss) income and discounts	Ps.	(54,222,043)	Ps.	6,621,107	Ps.	(335,233)
Interest income		886,510		2,186,717		1,699,620
Allowance for doubtful accounts		(50,000)		(260,946)		(142,760)
CER on receivable balances		507,772		739,856		—
Bank expenses		(749)		(3,603)		—
Tax on bank debits and credits		(904,829)		(868,392)		(205,087)
Holding results from secured receivables and other		(2,640,590)		(3,414,145)		—
Loss on exposure to inflation		(2,092,148)		(8,146,264)		—
Interest income on IRSA Convertible Notes		7,080,857		—		—
Unrealized and realized holding gain (loss) on current investments		165,659		(12,155,511)		12,537,332

	Ps.	(51,269,561)	Ps.	(15,301,181)	Ps.	13,553,872

Generated by liabilities:
Holding results	Ps.	1,286,969	Ps.	13,725,917		—
Gain on exposure to inflation		4,698,515		13,026,051		—
Interest expense on Convertible Notes		(6,965,029)		—		—
Related parties (Note 9)		—		(460,695)		—
Others		(1,276,683)		(2,149,416)		—
CER on liabilities		(531,789)		(1,772,124)		—
Interest expense		(11,175)		(804)		(1,220,188)
Tax on indebtedness		—		—		(89,989)
Exchange income (loss) and discounts		43,128,426		(5,560,943)		2,844

	Ps.	40,329,234	Ps.	16,807,986		(1,307,333)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Shareholders’ equity

a)	Common stock

As of June 30, 2003, the Company had 124,098,095 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date
Balances as of June 30, 2000 and 2001	119,669,749	Ps.	119,669,749	Ps.	89,784,877
Subscription of treasury stock	2,353		2,353		—	Ordinary and Extraordinary Shareholders’ Meeting	March 8, 2002
Exercise of stock options	480,000		480,000		—	Ordinary and Extraordinary Shareholders’ Meeting and Board of Directors	March 8, 2002 and February 12, 2002, respectively

Balance as of June 30, 2002	120,152,102		120,152,102		89,784,877

Exercise of stock options	3,559,853		3,559,853		—

Conversion of Convertible Notes into common shares	386,140		386,140		206,898

Balances as of June 30, 2003	124,098,095	Ps.	124,098,095	Ps.	89,991,775

b)	Treasury stock

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock is undervalued in the marketplace.

At June 30, 2000 treasury shares totaled 4,614,643. The Company recorded the acquisitions of treasury shares as a reduction in retained earnings. In January 2002, the shareholders exercised their pre-emptive rights and acquired 2,353 shares of treasury stock at a price of Ps. 1 per share. As discussed in Note 10, the shareholders approved a stock option plan relating to the remaining 4,612,290 treasury shares. During fiscal years 2002 and 2003, beneficiaries of the stock option plan exercised their rights and subscribed 480,000 and 3,559,853 shares, respectively.

c)	Inflation adjustment of common stock

The Company’s financial statements were prepared on the basis of general price-level accounting to reflect the changes in the purchasing power of the peso. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Shareholders’ equity (continued)

d)	Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

7.	Commodities futures and option contracts

The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.d), the Company adopted new accounting standards related to the accounting for and reporting of derivative instruments and hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

As of June 30, 2003 and 2002, the Company had open commodity futures contracts amounting to US$ (0.05) million and US$ 1.3 million, respectively. At June 30, 2003 and 2002, these contracts covered a notional volume of 3,000 and 9,184 tons, respectively, of various crops, including soybean, wheat, corn and sunflower. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2003 and 2002, the Company had open call and put options that strike at weighted average prices per ton of US$ 157.9 and US$ 209.4 covering notional amounts of 66,470 and 13,600 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2003 mature at various dates, through January 2004. The Company recognized net gains (loss) from commodity-based contract activity of Ps. 0.3 million, Ps. 3.9 million and Ps. (1.2) million for the years ended June 30, 2003, 2002 and 2001, respectively. The Company recognizes such gains as subtractions to cost of sales.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Company’s futures and options contracts consist of a number of major institutions with high credit ratings. The Company does not believe that there is a significant risk of nonperformance by these counterparties because the Company continually monitors the credit rating of such counterparties, and limits the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company’s exposure to credit risk. The amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the obligations of the Company to the counterparties.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments	Ps.	1,422,315	Ps.	—	Ps.	—	Ps.	—	Ps.	139,160,243	Ps.	—	Ps.	4,037,520	Ps.	144,620,078
Trade accounts receivables, net		6,874,952		—		—		—		—		25,000		—		6,899,952
Other receivables		2,471,562		129,130		505,786		250,925		504,192		—		2,912,257		6,773,852

	Ps.	10,768,829	Ps.	129,130	Ps.	505,786	Ps.	250,925	Ps.	139,664,435	Ps.	25,000	Ps.	6,949,777	Ps.	158,293,882

Liabilities
Trade accounts payable	Ps.	7,274,593	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	46,823	Ps.	7,321,416
Short-term and long-term debt		1,425,499		—		—		—		139,450,965		—		—		140,876,464
Salaries and social security payable		1,083,306		13,321		—		—		—		—		—		1,096,627
Taxes payable		1,664,184		204,794		—		2,795		—		15,680		22,749,374		24,636,827
Other liabilities		3,211,636		—		—		—		—		—		134,196		3,345,832

	Ps.	14,659,218	Ps.	218,115	Ps.	—	Ps.	2,795	Ps.	139,450,965	Ps.	15,680	Ps.	22,930,393	Ps.	177,277,166

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	—	Ps.	139,160,243	Ps.	4,037,520	Ps.	—	Ps.	1,422,315	Ps.	—	Ps.	144,620,078
Trade accounts receivable, net		—		—		—		—		6,899,952		—		6,899,952
Other receivables		807,068		515,619		277,048		—		5,147,543		26,574		6,773,852

	Ps.	807,068	Ps.	139,675,862	Ps.	4,314,568	Ps.	—	Ps.	13,469,810	Ps.	26,574	Ps.	158,293,882

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	7,321,416	Ps.	—	Ps.	7,321,416
Short-term and long-term debt		—		139,450,965		—		—		1,425,499		—		140,876,464
Salaries and social security payable		—		—		—		—		1,096,627		—		1,096,627
Taxes payable		—		—		—		—		1,887,453		22,749,374		24,636,827
Other liabilities				—		—		—		3,345,832		—		3,345,832

	Ps.	—	Ps.	139,450,965	Ps.	—	Ps.	—	Ps.	15,076,827	Ps.	22,749,374	Ps.	177,277,166

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Balances and transactions with related parties

In November 1994, the Company entered into an agreement (the “Management Agreement”) with Dolphin Fund Management S.A., pursuant to which Dolphin Fund Management S.A provides agricultural advisory services and certain other administration services. Eduardo S. Elsztain, a shareholder and director of the Company, and Marcelo Mindlin, a director of the Company, are President and Vice-President, respectively, of the Board of Directors of Dolphin Fund Management S.A. In addition, certain executives, employees, shareholders and/or directors of Dolphin Fund Management S.A are also executives, employees, shareholders and or directors of the Company. The Management Agreement has no preestablished expiration date; however, either party upon not less than 60 days written notice may terminate it. Nevertheless, if the Company terminates the agreement without cause, the Company is liable to Dolphin Fund Management S.A for twice the average of the fees paid to Dolphin Fund Management S.A for the two fiscal years preceding the termination.

Pursuant to the terms of the Management Agreement, Dolphin Fund Management S.A provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. The Company pays Dolphin Fund Management S.A an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 7.2 million, Ps. nil and Ps. 0.9 million for the years ended June 30, 2003, 2002 and 2001, respectively. Fees are fully paid subsequent to year-end.

During the years ended June 30, 2002 and 2001 the Company invested in shares of IRSA. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Eduardo Elsztain, a shareholder and director of the Company, Marcelo Mindlin and Saul Zang, directors of the Company, are Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors of IRSA, as well as shareholders of IRSA. This investment was initially classified as current investment and carried at market value since it was held for trading purposes. At June 30, 2001, this investment amounted to Ps. 112.6 million. Since April 1, 2002, as a result of a change in the Company’s strategy to hold such shares as a permanent investment, the Company is accounting for this investment under the equity method of accounting. In addition, during the year ended June 30, 2003 the Company acquired (i) an additional 2.8 % ownership interest in IRSA for Ps. 8.2 million from third parties, and (ii) US$ 49.7 million of IRSA Convertible Notes. At June 30, 2003 and 2002, the Company’s equity investment in IRSA amounted to Ps. 183.3 million and Ps. 103.7 million, respectively. At June 30, 2003, the Company’s investment in IRSA Convertible Notes totaled Ps. 140.6 million. See Note 5.b), for details.

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2003, 2002 and 2001 IRSA provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 0.4, Ps. 0.1 million and Ps. 0.34 million, respectively.

Until November 2001, the Company leased office space under a cancelable operating lease from IRSA. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 0.03 million, Ps. 0.17 million and Ps. 0.34 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization of which Eduardo S. Elsztain, a shareholder of the Company, is a Director, and his wife is the President. The Company paid Ps. 361,650, Ps. 16,848 and Ps. 310,410 during the years ended June 30, 2003, 2002 and 2001, respectively. In addition, at June 30, 2003 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1,577,910, which is included within “trade accounts payable”.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Balances and transactions with related parties (continued)

In December 1994, the Company purchased a piece of land from Mario Elsztain, father of Eduardo Elsztain, a shareholder of the Company, for Ps. 1.98 million. As of June 30, 2001, the Company owed the seller approximately Ps. 109,818.

During the years ended June 30, 2003, 2002 and 2001, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.1 million, Ps. 0.34 million and Ps. 0.11 million, respectively. Saúl Zang, Salvador D. Bergel, Juan C. Quintana Terán and Gastón Armando Lernoud, directors of the Company, are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) suscribed US$ 22.6 million of the Company´s Convertible Notes. IFISA is an Uruguayan holding company, which holds approximately 49.7% of the common stock at June 30, 2003, and for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power.

Assuming IFISA exercises its conversion rights of all of the Convertible Notes of the Company and no exercise of such rights by any of the other bondholders, IFISA would own 71.2% of the common shares of the Company. In the case all bondholders exercise their conversion rights and IFISA exercises them as well, IFISA would own 48.4% of the common stock of the Company.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Stock option plan

On November 19, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) covering 4,614,643 shares. The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, Carlos Blousson, José Luis Rinaldini and David A. Perednik, members of the management of the Company (the “Initial Beneficiaries”). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company’s employees or executive officers. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

On February 12, 2002, the Board of Directors approved the subscription of the stock option agreement between the Company and the Initial Beneficiaries (the “Agreement”), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares at an exercise price of Ps. 1 per share plus accrued interest at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time until January 15, 2005. Dividends distributed on such shares, if any, will be accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 612,323 in constant argentine pesos).

On December 30, 2002, the Company entered into a stock option agreement pursuant to which the remaining one third of the options, to acquire 1,538,853 shares, were allocated among certain of the Company’s executive officers. These options were granted at the same conditions as mentioned above.

During fiscal year 2003, the beneficiaries acquired 3,559,853 shares for a total consideration of Ps. 3.6 million. At June 30, 2003 treasury stock, representing exercisable options, is comprised of 572,437 shares.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Issuance of Convertible Notes

On October, 2002, the Company issued US$ 50 million of 8% convertible notes due 2007 (“Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 50 million in cash. In accordance with the agreement, the Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.5078, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.6093 per share. The exercise price of the Warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the Convertible Notes were partially used to the subscription of IRSA Convertible Notes (See Note 5.b)(ii)).

The shareholders approved the issuance of the Company’s Convertible Notes on March 8, 2002. The National Securities Commission and the Buenos Aires Stock Exchange approved the issuance on October 1, 2002.

From February 2003 through June 2003, holders of approximately US$ 0.2 million of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 386,140 shares of common stock. At June 30, 2003 the outstanding balance of the Company’s Convertible Notes amounted to US$ 49.8 million. Subsequent to year-end, holders of approximately US$ 0.05 million of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 114,538 additional shares of common stock. In addition, 150,053 warrants were exercised subsequent to year-end, resulting in the issuance of 295,396 common shares, for a total consideration of Ps. 503,950.

12.	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation since the Company already disclosed this information in prior years as additional disclosures required by US GAAP. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

The Company is primarily engaged in agricultural operations, which are subject to risk, including market prices, weather conditions and environmental concerns. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the statement of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12.	Segment information (continued)

The Company conducts business in four business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers. The Beef Cattle segment consists of the raising and fattening of beef cattle from its own stock and the acquisition and fattening of beef cattle for sale to meat processors. The Company only sells live beef cattle and the Company is not engaged in any slaughtering activities. The Milk segment consists of the production of milk for sale to dairy companies. Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. The Company evaluates the performance of its business segments based on gross profit less selling expenses. Accounting policies of the four reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. The Company’s principal operations and markets are located in Argentina, the country of domicile. See Note 16.II.d), for a discussion of significant customers. Financial information for each segment follows:

Year ended June 30, 2003:

	Crops		Beef Cattle		Milk		Others (i)		Total
Sales.	Ps.	51,424,261	Ps.	17,311,212	Ps.	2,414,992	Ps.	799,374	Ps.	71,949,839
Cost of sales		(39,425,551)		(8,746,014)		(1,483,172)		(1,387,410)		(51,042,147)
Inventory holding gain		—		11,240,614		984,199		—		12,224,813
Gross profit (loss)		11,998,710		19,805,812		1,916,019		(588,036)		33,132,505
Selling expenses		(4,417,099)		(1,234,975)		(13,313)		(379,922)		(6,045,309)
Segment gain (loss)		7,581,611		18,570,837		1,902,706		(967,958)		27,087,196

Depreciation		(1,373,437)		(1,261,748)		(186,021)		(84,381)		(2,905,587)

Operating assets (ii)		75,914,790		133,156,402		7,635,579		6,116,843		222,823,614
Non operating assets (ii)										344,959,475
Total assets										567,783,089

Year ended June 30, 2002:
As restated

Sales	Ps.	48,515,035	Ps.	27,609,516	Ps.	2,258,210	Ps.	1,871,419	Ps.	80,254,180
Cost of sales		(13,817,006)		(22,778,110)		(3,561,830)		(2,122,473)		(42,279,419)
Inventory holding gain (loss)..		754,325		(18,201,807)		(2,090,656)		(64,872)		(19,603,010)
Gross profit (loss)		35,452,354		(13,370,401)		(3,394,276)		(315,926)		18,371,751
Selling expenses		(7,442,039)		(1,811,262)		(9,994)		(984,721)		(10,248,016)
Segment gain (loss)		28,010,315		(15,181,663)		(3,404,270)		(1,300,647)		8,123,735

Depreciation		(1,488,188)		(1,442,665)		(300,806)		(64,695)		(3,296,354)

Operating assets (ii)		80,191,037		118,051,928		12,956,560		5,530,319		216,729,844
Non operating assets (ii)										163,148,571
Total assets										379,878,415

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12.	Segment information (continued)

Year ended June 30, 2001:

As restated

	Crops		Beef Cattle		Milk		Others (i)		Total
Sales	Ps.	42,218,955	Ps.	29,332,417	Ps.	2,614,583	Ps.	2,730,359	Ps.	76,896,314
Cost of sales		(32,078,174)		(24,389,078)		(2,266,888)		(2,380,039)		(61,114,179)
Inventory holding (loss)		—		(648,400)		(840,869)		—		(1,489,269)
Gross profit (loss)		10,140,781		4,294,939		(493,174)		350,320		14,292,866
Selling expenses		(7,649,433)		(2,094,513)		(10,508)		(1,349,494)		(11,103,948)
Segment gain (loss)		2,491,348		2,200,426		(503,682)		(999,174)		3,188,918

Depreciation		(1,033,821)		(1,555,175)		(369,935)		(89,417)		(3,048,348)

Operating assets (ii)		80,630,382		156,874,553		16,962,891		9,330,047		263,797,873
Non operating assets (ii)										183,481,801
Total assets										447,279,674

(i)	Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. For the years ended June 30, 2003, 2002 and 2001, others also include certain developing stage activities primarily consisting of the Company’s online investment initiatives related to www.fyo.com web site.
(ii)	Identifiable operating assets represent assets on hand at year-end which are allocable to a particular segment either by their direct use or by allocation when used jointly by two or more segments. General corporate assets, included as non-operating assets, consist principally of cash and cash equivalents, temporary investments, certain other receivables and property and equipment used in general corporate business.

13.	Income taxes

As described in Note 4.k) the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2003, 2002 and 2001 consists of the following:

	2003		2002 As restated		2001 As restated
Current income tax expense	Ps.	6,575,567	Ps.	8,513,728	Ps.	4,508,863
Deferred income tax expense (benefit)		4,022,688		10,310,284		(252,878)

Income tax expense	Ps.	10,598,255	Ps.	18,824,012	Ps.	4,255,985

Income tax expense for the years ended June 30, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Income taxes (continued)

	2003		2002 As restated		2001 As restated
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	26,389,710	Ps.	(8,125,935)	Ps.	3,875,972
Donations		573,423		15,853		(43,596)
Inflation adjustment		(18,300,166)		28,688,009		510,689
Loss (gain) from affiliated companies		1,894,655		(1,066,842)		202,988
Other		40,633		(687,073)		(290,068)

Income tax expense	Ps.	10,598,255	Ps.	18,824,012	Ps.	4,255,985

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	2003		2002 As restated
Other receivables	Ps.	(503,983)	Ps.	(115,896)
Intangible assets		—		(143,930)
Property and equipment		(13,020,300)		(12,829,488)
Inventories		(11,234,907)		(8,253,567)
Tax loss carryforwards		2,257,115		580,404
Valuation allowance		—		(385,402)
Unrealized holding gain on current investments		(2,706)		—
Deferred financing costs		(497,810)		—
Exchange rate differences on cash and banks		249,611		—
Provisions		3,606		114,065

Net deferred tax liability	Ps.	(22,749,374)	Ps.	(21,033,814)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of a portion of deferred income tax assets for income tax purposes is not considered more likely than not. As such, the Company has established a valuation allowance against a portion of its deferred tax assets. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

As of June 30, 2003 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 6.4 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Numerator:
Net income (loss) available to common shareholders	Ps.	65,024,961	Ps.	(41,692,085)	Ps.	7,215,746
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		6,965,029		—		—
Foreign currency exchange gain		(36,195,969)		—		—
Income tax effects		9,541,706		—		—
Management fee		1,968,923		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	47,304,650	Ps.	(41,692,085)	Ps.	7,215,746

Denominator:
Weighted-average number of shares outstanding		121,388,429		119,748,872		119,669,749
Plus: incremental shares of assumed conversions:
Stock options (i)		2,245,704		—		—
Warrants		61,506,904		—		—
Convertible Notes		61,385,629		—		—

Adjusted weighted-average number of shares		246,526,666		119,748,872		119,669,749

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.54	Ps.	(0.35)	Ps.	0.06
Diluted net income (loss) per common share		0.19		(0.35)		0.06

(i)	The calculation of diluted net loss per common share for the years ended June 30, 2002 excludes potential common shares related to the stock option plan because the effect of their inclusion would be anti-dulitive, or would decrease the reported loss per share.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2003		2002 As restated		2001 As restated
Cash and banks	Ps.	16,995,803	Ps.	44,336,454	Ps.	4,152,124
Current investments		5,459,835		94,461		125,339,819

Total cash and banks and current investments as per balance sheet		22,455,638		44,430,915		129,491,943
Less: Items not considered cash and cash equivalents
- Government bonds		(103,095)		(86,857)		(1,696,646)
- Mutual funds		—		(4,520)		(10,981,733)
- Interest of IRSA convertible debt securities
- IRSA shares		(1,422,315)		—		(112,578,617)

Cash and cash equivalents as shown in the statement of cash flows	Ps.	20,930,228	Ps.	44,339,538	Ps.	4,234,947

16.	Differences between Argentine GAAP and US GAAP

The consolidated financial statements of the company have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c) and 4.k), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP	Ps.	65,024,961	Ps.	(41,692,085)	Ps.	7,215,746
US GAAP adjustments:
Change to equity method of accounting (Note 16.I.b))		(10,469,666)		(69,080,895)		(11,127,942)
Valuation of inventories (Note 16.I.c))		(11,902,809)		15,440,005		1,389,769
Deferred income tax (Note 16.I.d))		7,601,118		(34,826,840)		1,286,668
Website development costs (Note 16.I.f))		470,122		470,122		(937,517)
Amortization expense (Note 16.I.h))		(33,229)		(33,229)		(33,229)
Elimination of gain on acquisition of minority interest (Note 16.I.i))		32,369		32,369		32,369
Available-for-sale securities (Note 16.I.j))		(21,034)		250,735		5,813,435
Non-current investments in unconsolidated affiliated companies (Note 16.I.k))		115,460		84,896		80,723
Accounting for stock options (Note 16.I.l))		(2,508,565)		(4,064,010)		—
Accounting for convertible notes (Note 16.I.m))		(13,866,884)		—		—
Effect of US GAAP adjustments on management fee (Note 16.I.n))		3,072,416		8,913,030		442,039
Minority interest (Note 16.I.o))		(141,037)		(141,040)		281,255

Net income (loss) in accordance with US GAAP	Ps.	37,373,222	Ps.	(124,646,942)	Ps.	4,443,316

Earnings per share under US GAAP (Note 16.II.f)):
Basic net income (loss) per common share	Ps.	0.31	Ps.	(1.04)	Ps.	0.04
Diluted net income (loss) per common share	Ps.	0.14	Ps.	(1.04)	Ps.	0.04

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

	As of June 30,
	2003		2002 As restated
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	391,799,125	Ps.	322,617,118
US GAAP adjustments:
Change to equity method of accounting (Note 16.I.b))		(89,784,938)		(80,757,233)
Valuation of inventories (Note 16.I.c))		(26,638,018)		(14,735,209)
Deferred income tax (Note 16.I.d))		(31,055,259)		(21,368,863)
Web site development costs (Note 16.I.f))		(352,593)		(822,715)
Differences in basis relating to purchase accounting (Note 16.I.g))		166,150		166,150
Amortization expense (Note 16.I.h))		(192,076)		(158,847)
Elimination of gain on acquisition of minority interest (Note 16.I.i))		(1,235,268)		(1,267,637)
Non-current investments in unconsolidated affiliated companies (Note 16.I.k))		(1,107,190)		(1,222,650)
Accounting for convertible notes (Note 16.I.m))		35,732,085		—
Effect of US GAAP adjustments on management fee (Note 16.I.n))		16,824,202		13,751,786
Minority interest (Note 16.I.o))		105,778		246,815

Shareholders’ equity under US GAAP	Ps.	294,261,998	Ps.	216,448,715

	Year ended June 30,
	2003		2002 As restated
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	Ps.	216,448,715	Ps.	345,129,442
Distribution of cash dividends		—		(8,000,584)
Subscription of treasury stock		—		3,916
Conversion of notes into common shares –par value		386,140		—
Additional paid-in-capital-common shares		57,414		—
Additional paid-in-capital-warrants		149,484		—
Additional paid-in-capital-stock options		2,508,565		4,064,010
Additional paid-in-capital-beneficial conversion feature		32,318,817		—
Exercise of stock options		3,564,008		612,323
Change in other comprehensive income of equity investees		1,441,961		(550,472)
Realized holding gain on available-for-sale securities outstanding at the beginning of the year		—		(162,978)
Unrealized holding gain on available-for-sale securities outstanding at the end of the year		13,672		—
Net income (loss) under US GAAP		37,373,222		(124,646,942)

Shareholders’ equity as of the end of the year	Ps.	294,261,998	Ps.	216,448,715

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items:

a)	Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.d, effective July 1, 2002 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net (loss) income for the years ended June 30, 2002 and 2001 and of consolidated shareholders’ equity as of June 30, 2002.

b)	Change to equity method of accounting

As stated in Note 5.b)(i), until March 31, 2002, under Argentine GAAP the Company recognized its investments in IRSA’s shares at market value, with unrealized gains and losses recorded in income. Under US GAAP, these investments were originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses were excluded from income and reported as a separate component of shareholders’ equity.

Effective March 31, 2002, as a result of a change in the Company’s strategy to hold such shares as permanent investments, under Argentine GAAP the Company changed the accounting method for its investment in IRSA’s shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 15.4 million, representing the excess of fair value of net assets acquired over market value of the shares at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 (APB Opinion N° 18 (“APB 18”), “The Equity Method of Accounting for Investments in Common Stock”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. The amounts previously reported in accordance with SFAS No. 115 in other comprehensive income would be reversed. As a result, as the sum of the amounts assigned to the assets acquired and liabilities assumed exceeded the cost of the acquired entity, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis and therefore no negative goodwill exists under U.S.GAAP. This adjustment also considers the impact of US GAAP adjustments on the Company’s equity investment in IRSA.

As described in Note 5.b)(i), during the year ended June 30, 2003 the Company acquired an additional 2.8% equity interest in IRSA, resulting in an increase of negative goodwill of Ps. 6.5 million. Under US GAAP, the acquisition was recorded as a step acquisition of a subsidiary. Since the fair value of the net assets acquired exceeded the consideration paid, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis for Ps. 3.3 million. The difference primarily relates to the effect of US GAAP adjustments in estimating the fair value of the net assets acquired at the acquisition date.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

b)	Change to equity method of accounting (continued)

The effects of the restatement on US GAAP net income, comprehensive income and basic and diluted net income per share for the year ended June 30, 2001 are as follows:

	As previously reported (i)		As restated
Net income under US GAAP	Ps.	6,498,545	Ps.	4,443,316
Comprehensive income under US GAAP		8,500,207		646,269
Basic and diluted net income per share under US GAAP	Ps.	0.05	Ps.	0.03

(i)	Amounts adjusted for price-level changes and expressed in constant Argentine Pesos as described in Note 3.c).

c)	Valuation of inventories

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

d)	Deferred income taxes

As discussed in Note 4.k), the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

e)	Accounting for futures and options contracts

As discussed in Note 4.q), the Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production.

As discussed in Note 3.d), effective July 1, 2002 the Company adopted new accounting standards. Pursuant to this adoption, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133. While management believes each of their instruments manage various market risks, these instruments are not designated and accounted for as hedges under SFAS 133 as a result of the extensive record keeping requirements of the provision. Accordingly, these derivatives are marked to market on a current basis with gains and losses recognized in earnings.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

e)	Accounting for futures and options contracts (continued)

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

f)	Web site development costs

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of the Company’s web sites. Such costs are amortized under the straight-line method over a period of 3 years.

Under US GAAP, the Company applies EITF No. 00-02, “Accounting for Web Site Development Costs”, pursuant to which certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities are expensed as incurred. As such, the Company (i) expensed Ps. nil, Ps. nil and Ps. 1.0 million of capitalized website development costs for the years ended June 30, 2003, 2002 and 2001, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.5 million, Ps. 0.5 million and Ps. 0.1 million for the years ended June 30, 2003, 2002 and 2001, respectively.

g)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. During the year ended June 30, 2000, Cresud acquired a 70% equity interest in Futuros y Opciones.Com S.A. (“FYO.Com”), a web-based provider of comprehensive, real-time, financial instrument news and analytic tools. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. Under Argentine GAAP, the excess of the purchase price over the fair value was considered goodwill and is being amortized over 5 years. Under US GAAP, such excess was allocated to the non-compete agreement entered into with the previous owners, which is being amortized over 5 years, the term of the agreement. The US GAAP adjustment for “Differences in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

h)	Amortization expense

The differences in the carrying amount of intangible assets between Argentine GAAP and US GAAP as described in Note 16.I.g) give rise to differences in amortization expense. In addition, there is a difference associated with the timing in recognizing amortization expense between Argentine GAAP and US GAAP.

i)	Elimination of gain on acquisition of minority interest

Under Argentine GAAP, the Company recorded, during fiscal year 1999, a gain on the acquisition of the minority interest of Agro Riego, representing the excess of book value over the purchase price. Under US GAAP, such excess was recorded as a reduction in the values of the underlying non-current assets of Agro Riego and is being amortized over the estimated useful lives of such assets.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

j)	Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), part of the Company’s investments in mutual funds as well as those in government bonds are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. As such, during the year ended June 30, 2002 the Company recognized in earnings the accumulated balance of unrealized holding losses on government bonds amounting to Ps. 14,927.

Specific identification was used to determine cost in computing realized gain or loss. The majority of the Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

k)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company has recognized a net gain of Ps. 115,460, Ps. 84,896 and Ps. 80,723 for the years ended June 30, 2003, 2002 and 2001, respectively. The principal US GAAP adjustments affecting the Company’s equity investees are related to valuation of inventories and organization expenses.

This adjustment does not include the impact of US GAAP adjustments on IRSA, which is included in the line item “Change to equity method of accounting”.

l)	Accounting for stock options

As discussed in Note 10, on November 19, 2001 the shareholders approved a Stock Option Plan relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) covering 4,614,643 shares. The Board of Directors would allocate (i) two thirds of the options among the Initial Beneficiaries, and (ii) the remaining one third of the options among any of the Company’s employees or executive officers during a specific period of time. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

On February 12, 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the “Agreement”), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares at an exercise price of Ps. 1 per share plus accrued interest at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time until January 15, 2005. Dividends distributed on such shares, if any, will be accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 612,323 in constant argentine pesos as described in Note 3.c)). On December 30, 2002, the Company entered into a stock option agreement pursuant to which the remaining one third of the options, to acquire 1,538,853 shares, were allocated among certain of the Company’s executive officers. These options were granted at the same conditions as mentioned above. During fiscal year 2003, the beneficiaries acquired 3,559,853 shares for a total consideration of Ps. 3,564,008. At June 30, 2003 treasury stock is comprised of 572,437 shares.

Under Argentine GAAP, the Company has not recognized any compensation expense related to the Stock Option Plan. The Company recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the options.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation”. This Statement gave the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans is measured as the quoted market price of the stock on the measurement date less the amount, if any, the employee is required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.

The Company has determined that the stock options were granted, in substance, to compensate the management of the Company. As the exercise price increases for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, will be accumulated and paid in cash to the beneficiaries, the ultimate option price is not known until the date of exercise. Therefore, the stock option plan is considered to be a variable plan and the measurement date is the date of the exercise of the option.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

FASB Interpretation No.28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” states that compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. If stock appreciation rights or other variable plans are granted for past services, compensation should be accrued as a charge to expense of the period in which the rights or awards are granted. When it is not clear that the award is for current or future services and/or in situations where the shares or rights vest immediately, it should be presumed that the rights represent compensation for the current period or for prior periods. Accordingly, any compensation expense measured as of the grant date should be expensed in the period such rights are granted. Compensation accrued during the service period shall be adjusted in subsequent periods up to the measurement date for changes in the quoted market value of the shares but shall not be adjusted below zero.

As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation in the periods the rights were granted. Compensation expense recognized during fiscal years 2002 and 2003 (including subsequent adjustments up to the measurement date) amounted to Ps. 4,064,010 and Ps. 2,508,565 respectively. Quoted market prices of the Company’s shares traded in the Buenos Aires Stock Exchange were used in measuring compensation.

Following is a summary of the stock option activity during fiscal years 2003 and 2002:

	Shares	Weighted- average exercise price
Outstanding as of June 30, 2001	—	Ps.	—

Granted	3,073,437		1.16
Exercised	(480,000)		1.28
Terminated / forfeited	—		—

Outstanding as of June 30, 2002	2,593,437	Ps.	1.13

Granted	1,538,853		1.01
Exercised	(3,559,853)		1.02
Terminated / forfeited	—		—

Outstanding as of June 30, 2003	572,437	Ps.	1.02

The weighted-average fair value of options granted during fiscal years 2003 and 2002 was Ps. 1.70 and Ps. 1.45, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

The following table summarizes information concerning currently outstanding and exercisable stock options:

OPTIONS OUTSTANDING					OPTIONS EXERCISABLE
Exercise Price	Number outstanding	Weighted- average Remaining Contractual life	Weighted- average exercise price		Number Exercisable	Weighted- average exercise price
Ps. 1.02	572,437	1.5 years	Ps.	1.02	572,437	Ps.	1.02

Had compensation cost for the awards under the Agreement been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2003		Year ended June 30, 2002 As restated
Basic net income (loss):
As reported	Ps.	37,373,222	Ps	(124,646,942)
Pro forma		37,271,893		(125,053,124)
Basic net income (loss) per share:
As reported	Ps.	0.31	Ps.	(1.04)
Pro forma		0.31		(1.04)
Diluted net income (loss):
As reported	Ps.	28,059,261	Ps.	(124,646,942)
Pro forma		27,957,932		(125,053,124)
Diluted net income (loss) per share:
As reported	Ps.	0.14	Ps.	(1.04)
Pro forma		0.14		(1.04)

The fair value of each option grant is estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yield; volatility of 40.0% and 58.7% for the years 2003 and 2002, respectively, and risk free interest rates of 1.11% and 2.06% for the years 2003 and 2002, respectively.

m)	Accounting for convertible notes

As discussed in Note 11, in October 2002 the Company issued US$ 50 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

m)	Accounting for convertible notes (continued)

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that all of the unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 49.6 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants amounting to Ps. 35.3 million would be recognized as additional paid-in capital.

n)	Effect of US GAAP adjustments on management fee

As discussed in Note 9, the Company entered into a Management Agreement with Dolphin Fund Management S.A, pursuant to which Dolphin Fund Management S.A provides agricultural advisory services and certain other administration services to the Company. The Company pays Dolphin Fund Management S.A an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

o)	Minority interest

This adjustment represents the effect on minority interest of certain of the foregoing reconciling items.

II.	Additional disclosure requirements

a)	Statement of income classification differences

Gross profit

Under Argentine GAAP, gains or losses on holding inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales. Gross profit under US GAAP would have been Ps. 33.1 million, Ps. 18.4 million and Ps. 14.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Gross revenue tax

As indicated in Note 3.d), the Company adopted the provisions of RT 19 effective July 1, 2002. RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 71.2 million, Ps. 79.5 million and Ps. 76.4 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Operating income (loss)

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income. Operating income (loss) under US GAAP would have been Ps. 22.8 million, Ps. (0.2) million and Ps. (5.2) million for the years ended June 30, 2003, 2002 and 2001, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

b)	Statement of changes in shareholders’ equity classification differences

During the year ended June 30, 1999, the Company acquired 12,612,220 treasury shares for a total consideration of Ps. 33.1 million, of which 7,997,577 were subsequently distributed to the Company’s shareholders on a pro-rata basis. As discussed in Note 10, during the year ended June 30, 2002, the shareholders subscribed 2,353 treasury shares for a total consideration of Ps. 3,916. In addition, during fiscal years 2002 and 2003 certain beneficiaries of the Stock Option Plan exercised their stock option rights and acquired 480,000 and 3,559,853 treasury shares for a total consideration of Ps. 0.6 million and Ps. 3.6 million, respectively.

Under Argentine GAAP, the Company recorded the acquisition of treasury stock as a reduction in retained earnings and recognized increases in retained earnings for the subsequent re-issuances. Under US GAAP, treasury stock transactions would be accounted for under the cost method.

c)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and fair value of Financial Instruments” (“SFAS 119”), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 16.II.d), for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

c)	Disclosure about fair value of financial instruments (continued)

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2003 and 2002 are as follows:

•	The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term receivables is considered to approximate their respective carrying values due to their short-term nature.

•	The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

•	The Company carries available for-sale-securities, consisting of investments in mutual funds and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•	The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

d)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2003 and 2002, approximately Ps. 13.3 million and Ps. 43.0 million included in the cash balances were held with 18 and 14 institutions, respectively. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2003 and 2002 due to the diversity of its customer base. No customer accounted for greater than 10% of sales for the years ended June 30, 2003, 2002 and 2001.

Mastellone S.A. (“Mastellone”) is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone totaled approximately 3.36%, 2.8% and 3.4% of total net sales and amounted to approximately Ps. 2.4 million, Ps. 2.3 million and Ps. 2.6 million for the years ended June 30, 2003, 2002 and 2001, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

e)	Statements of cash flows

As discussed in Note 3.d), the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

As further described in Note 4.b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 15 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

Under Argentine GAAP, the effect of exchange rate changes and the effect of inflation on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. The following table presents the cash flows from operating, investing and financing activities as well as the effects of exchange rate changes and inflation accounting on cash and cash equivalents that would be reported in the statement of cash flows under US GAAP.

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Net cash provided by operating activities	Ps.	20,222,339	Ps.	25,533,892	Ps.	17,311,636
Net cash (used in) provided by investing activities		(200,483,159)		33,791,076		(64,245,555)
Net cash provided by (used in) financing activities		165,644,376		(21,543,906)		26,595,742
Effects of exchange rate changes		(13,656,319)		254,352		—
Effects of inflation accounting		4,863,453		2,069,177		—

Net (decrease) increase in cash and cash equivalents	Ps.	(23,409,310)	Ps.	40,104,591	Ps.	(20,338,177)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

f)	Earnings per share

As described in Note 3.d), under Argentine GAAP the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 14 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 4.s), for details.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As disclosed in Note 14, in calculating diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, the Company has considered the dilutive effects of outstanding stock options and warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 72,846,801 shares. Diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, using the treasury-stock method, would have been Ps. 0.24. The calculation of diluted net loss per common share for the year ended June 30, 2002 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would decrease the reported loss per share. Using the treasury-stock method, the weighted-average potential common shares for the year ended June 30, 2002 totaled 1,150,481.

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Numerator:
Net income (loss) available to common shareholders	Ps.	37,373,222	Ps.	(124,646,942)	Ps.	4,443,316
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		10,430,929		—		—
Foreign currency exchange gain		(25,794,985)		—		—
Income tax effects		5,015,210		—		—
Management fee		1,034,885		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	28,059,261		Ps.(124,646,942)	Ps.	4,443,316

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

f)	Earnings per share (continued)

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Denominator:
Weighted-average number of shares outstanding		121,388,429		119,748,872		119,669,749
Plus: incremental shares of assumed conversions:
Stock options (i)		1,200,395		—		—
Warrants (i)		10,260,777		—		—
Convertible Notes		61,385,629		—		—

Adjusted weighted-average number of shares		194,235,230		119,748,872		119,669,749

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.31	Ps.	(1.04)	Ps.	0.04
Diluted net income (loss) per common share		0.14		(1.04)		0.04

(i)	Potential common shares related to the stock options and warrants have been calculated using the treasury-stock method as required by US GAAP.

g)	Segment information

As described in Note 3.d), the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation of segment information since the Company already disclosed this information in prior years. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 12 for details.

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

The Company’s earnings are sensitive to fluctuations in the volatile market prices for its products. Sales prices for crops are based on the market prices quoted in the Argentine grain exchanges, which largely reflect world commodity prices. Beef cattle prices are based on the major Argentine auction markets for cattle and are primarily determined by domestic supply and demand. Milk prices are also determined on the basis of domestic supply and demand.

As with any agribusiness enterprise, the Company’s business operations are predominantly seasonal in nature. The harvest and sale of crop (corn, soybean and sunflower) generally occurs from February to June. The harvest of wheat generally occurs from December to January. Other segments of the Company’s business, such as its cattle and milk sales, and its forestry activities, tend to be more successive than seasonal in nature.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

h)	Risks and uncertainties (continued)

The Company’s investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA’s control. Any one or more of these risks might materially and adversely affect IRSA’s business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA’s ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market could be relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment. It is possible that these or other factors or events will impede IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. Given the relative size of the investment in IRSA, any such declines could have a material adverse effect on the Company’s financial condition and results of operations.

i)	Lease commitments

The Company has obligations under cancelable operating leases, primarily for farmland as well as its office facilities. Generally, land leases have initial terms of one year or less. Certain agricultural land leases provide for contingent increases in minimum rentals based on production targets. Lease payments under a portion of the Company’s operating leases are based on crop-sharing agreements. Under crop-sharing agreements, leases are paid in kind based upon an agreed-upon percentage of the crops harvested. Land leases expense forms part of the total cost of production of the Company. Substantially all of the leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets.

Total rent expense, including rents related to land leases, was Ps. 4.0 million, Ps. 5.7 million and Ps. 4.4 million for the years ended June 30, 2003, 2002 and 2001, respectively.

j)	Equity investments

The investments in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses.

As discussed in Note 5.b), the Company changed the accounting for its investment in IRSA from market value to the equity method of accounting effective March 31, 2002. Therefore the consolidated statement of income for the year ended June 30, 2002 only includes the equity results for this investment for the three-month period ended June 30, 2002.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

j)	Equity investments (continued)

The Company’s share of the income (loss) of these affiliates was Ps. 68.0 million, Ps. (41.2) million and Ps. (0.4) million for the years ended June 30, 2003, 2002 and 2001, respectively, and its investment in these companies totaled Ps. 202.3 million at June 30, 2003 and Ps. 121.8 million at June 30, 2002. The Company’s share of undistributed earnings of these affiliates totaled Ps. 1.1 million at June 30, 2003 and Ps. 0.1 million at June 30, 2002. Summarized financial information of these affiliates is as follows:

Agro-Uranga S.A.	2003		2002 As restated
Current assets	Ps.	13,801,938	Ps.	14,293,228
Non-current assets		4,797,465		5,105,397

Total assets	Ps.	18,599,403	Ps.	19,398,625

Current liabilities	Ps.	4,309,878	Ps.	7,098,646
Non-current liabilities		—		—

Total liabilities	Ps.	4,309,878	Ps.	7,098,646

Shareholders’ equity	Ps.	14,289,525	Ps.	12,299,979

Sales	Ps.	22,854,926	Ps.	16,387,043
Gross profit	Ps.	12,973,407	Ps.	9,753,074

Net income	Ps.	6,658,452	Ps.	3,239,233

Cactus Argentina S.A	2003		2002 As restated
Current assets	Ps.	5,055,144	Ps.	2,431,346
Non-current assets		5,104,489		5,188,854

Total assets	Ps.	10,159,633	Ps.	7,620,200

Current Liabilities	Ps.	4,314,978	Ps.	2,384,759
Non-Current Liabilities		89,108		85,251

Total liabilities	Ps.	4,404,086	Ps.	2,470,010

Shareholders’ equity	Ps.	5,755,547	Ps.	5,150,190

Sales	Ps.	17,546,025	Ps.	7,176,657
Gross profit	Ps.	630,346	Ps.	51,850

Net income (loss)	Ps.	605,357	Ps.	(48,452)

IRSA	2003		2002 As restated
	Ps. (000)		Ps. (000)
Current assets	Ps.	165,234	Ps.	93,875
Non-current assets		1,160,599		1,037,618

Total assets	Ps.	1,325,833	Ps.	1,131,493

Current Liabilities	Ps.	57,968	Ps.	606,577
Non-Current Liabilities		458,679		2,196

Total liabilities	Ps.	516,647	Ps.	608,773

Shareholders’ equity	Ps.	809,186	Ps.	522,720

Sales	Ps.	40,835	Ps.	59,590
Gross profit	Ps.	7,122	Ps.	21,727

Net income (loss)	Ps.	286,445	Ps.	(539,114)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

k)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds as well as its investments in government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2003 and 2002 were as follows:

	2003			2002 As restated
Instrument	Cost	Unrealized gain	Market value	Cost	Unrealized loss	Market value
Mutual Funds	3,929,629	4,796	3,934,425	—	—	—
Government bonds	86,857	16,238	103,095	101,784	(14,927)	86,857

Total	4,016,486	21,034	4,037,520	101,784	(14,927)	86,857

l)	Comprehensive income (loss)

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

l)	Comprehensive income (loss)

	Year ended June 30,
	2003		2002 As restated		2001 As restated
Net income (loss) under US GAAP	Ps.	37,373,222	Ps.	(124,646,942)	Ps.	4,443,316
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		1,441,961		(550,472)		2,078
Realized holding gain on available-for-sale securities outstanding at the beginning of the year (net of income tax of Ps. 87,757 and Ps. 2,133,438 for fiscal years 2002 and 2001, respectively)		—		(162,978)		(3,962,103)
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps.7,362 and Ps. 87,757 for fiscal years 2003 and 2001)		13,672		—		162,978

Comprehensive income (loss)	Ps.	38,828,855	Ps.	(125,360,392)	Ps.	646,269

	As of June 30,
	2003		2002 As restated		2001 As restated
Accumulated other comprehensive income (loss)	Ps.	907,239	Ps.	(548,394)	Ps.	165,055

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

m)	Recently issued accounting standards

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company adopted the provisions of SFAS No. 142 effective July 1, 2002. The adoption of this standard did not affect the Company’s results of operations.

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2003. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The adoption of the recognition provisions did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for fiscal year 2003. Adoption of this statement has not affected the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

m)	Recently issued accounting standards (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133. Therefore, the Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated results of operations or financial position.

17.	Other financial statement information

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

a)	Property and equipment

									Depreciation
												Current year
Principal Account	Value at the beginning of year		Additions and /or transfers		Deductions		Value at the end of year		Rate %	Accumulated at the beginning of year		Decrease for the year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2003		Net carrying value as of June 30, 2002 As restated
Farms	Ps.	101,683,376	Ps.	29,401,498	Ps.	6,751,980	Ps.	124,332,894	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	124,332,894	Ps.	101,683,376
Wire fences		5,549,228		19,637		81,400		5,487,465	3		1,198,686		81,390		173,304		1,290,600		4,196,865		4,350,542
Watering troughs		3,695,094		3,005		20,859		3,677,240	3		694,049		20,859		178,966		852,156		2,825,084		3,001,045
Alfalfa fields and meadows		2,964,707		394,117		—		3,358,824	13-25-50		1,869,007		—		499,745		2,368,752		990,072		1,095,700
Buildings and constructions		5,816,197		50,786		292,988		5,573,995	2		1,849,158		64,079		96,509		1,881,588		3,692,407		3,967,039
Machinery		11,337,850		61,214		2,262,436		9,136,628	10		6,206,029		1,494,958		836,626		5,547,697		3,588,931		5,131,821
Vehicles		1,114,834		302,848		257,207		1,160,475	20		741,146		197,559		189,173		732,760		427,715		373,688
Tools		187,883		4,274		—		192,157	10		105,966		—		14,972		120,938		71,219		81,917
Furniture and equipment		1,085,600		15,157		1,678		1,099,079	10		614,213		848		88,357		701,722		397,357		471,387
Breeding livestock		398,797		—		13,199		385,598	20		397,040		13,199		1,757		385,598		—		1,757
Corrals and leading lanes		580,122		44,863		—		624,985	3		89,615		—		20,353		109,968		515,017		490,507
Roads		1,358,228		6,721		—		1,364,949	10		592,397		—		124,925		717,322		647,627		765,831
Facilities		5,755,862		266,832		—		6,022,694	10-20-33		2,219,731		—		628,794		2,848,525		3,174,169		3,536,131
Computer equipment		1,131,275		178,380		18,845		1,290,810	10		816,031		14,923		165,441		966,549		324,261		315,244
Planes		10,444		—		—		10,444	10		10,444		—		—		10,444		—		—
Silo plants		1,050,811		115,339		—		1,166,150	2		189,642		—		62,929		252,571		913,579		861,169
Constructions in progress		1,987,107		344,097		—		2,331,204	—		—		—		—		—		2,331,204		1,987,107
Advances to suppliers		118,048		—		35,603		82,445	—		—		—		—		—		82,445		118,048

Total as of June 30, 2003	Ps.	145,825,463	Ps.	31,208,768	Ps.	9,736,195	Ps.	167,298,036		Ps.	17,593,154	Ps.	1,887,815	Ps.	3,081,851	Ps.	18,787,190	Ps.	148,510,846	Ps.	—

Total as of June 30, 2002	Ps.	187,113,554	Ps.	1,447,240	Ps.	42,735,331	Ps.	145,825,463		Ps.	17,619,713	Ps.	3,528,008	Ps.	3,501,449	Ps.	17,593,154	Ps.	—	Ps.	128,232,309

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

b)	Intangible assets

							Amortization
Principal Account	Value at the beginning of year		Additions and/or transfers		Value at the end of year		Rate %	Accumulated at the beginning of year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2003		Net carrying value as of June 30, 2002 As restated
Development costs		1,410,368		—		1,410,368	33.33		587,653		470,122		1,057,775		352,593		822,715
Patents and trademarks		18,938		—		18,938	—		—		1,894		1,894		17,044		18,938

Total as of June 30, 2003	Ps.	1,429,306	Ps.	—	Ps.	1,429,306		Ps.	587,653	Ps.	472,016	Ps.	1,059,669	Ps.	369,637	Ps.	—

Total as of June 30, 2002	Ps.	1,429,306	Ps.	—	Ps.	1,429,306		Ps.	117,531	Ps.	470,122	Ps.	587,653	Ps.	—	Ps.	841,653

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

c)	Investments

Type and characteristics of the securities	Carrying value as of June 30, 2003		Carrying value as of June 30, 2002 As restated
Current investments

Mutual funds
ABN AMRO in pesos	Ps.	2,888,061	Ps.	—
Fondo especial Banco Río in pesos		1,042,426		—
Fondo plazo fijo Banco Río in dollars		3,938		3,084
Fondo Letes Banco Francés		—		1,194
Fondo Letes Banco Río		—		3,326

	Ps.	3,934,425	Ps.	7,604

Notes and Convertible Notes
Convertible Notes – IRSA	Ps.	1,422,315	Ps.	—
Bonos Global 2010		103,095		86,857

	Ps.	1,525,410	Ps.	86,857

Total current investments	Ps.	5,459,835	Ps.	94,461

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

d)	Allowances and provisions

Items	Opening Balances		Increases for the year		Deductions for the year		Adjusted inflation		Closing Balances
2003
Deducted from assets
Allowance for doubtful accounts	Ps.	802,934	Ps.	50,000	Ps.	(286,146)	Ps.	(87,663)	Ps.	479,125

Total deducted from assets	Ps.	802,934	Ps.	50,000	Ps.	(286,146)	Ps.	(87,663)	Ps.	479,125

2002 as restated
Deducted from assets
Allowance for doubtful accounts	Ps.	1,185,704	Ps.	260,946	Ps.	—	Ps.	(643,716)	Ps.	802,934

Total deducted from assets	Ps.	1,185,704	Ps.	260,946	Ps.	—	Ps.	(643,716)	Ps.	802,934

2001 as restated
Deducted from assets
Allowance for doubtful accounts	Ps.	1,084,340	Ps.	142,760	Ps.	(41,396)	Ps.	—	Ps.	1,185,704

Total deducted from assets	Ps.	1,084,340	Ps.	142,760	Ps.	(41,396)	Ps.	—	Ps.	1,185,704

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

e)	Cost of sales

	For the year ended June 30,
	2003		2002 As restated		2001 As restated
Inventories at the beginning of the year	Ps.	66,501,830	Ps.	83,946,729	Ps.	97,837,546
Holding results		12,224,813		(19,603,010)		(1,489,269)
Transfer of inventory to property and equipment		(210,551)		(513,692)		(407,405)
Recovery of inventories		—		—		—
(Gain) loss from operations in the commodity markets		(290,717)		(3,879,793)		1,231,706
Transfer of inventory to expenses		(160,274)		(153,082)		(217,615)
Transfer of unharvested crops to expenses		(14,827,414)		(23,070,232)		(16,787,967)
Purchases		17,800,798		23,762,657		22,571,173
Operating expenses (Note 17.g)		30,004,824		48,291,672		42,322,739
Stock at the end of the year		(60,001,162)		(66,501,830)		(83,946,729)

Cost of Sales	Ps.	51,042,147	Ps.	42,279,419	Ps.	61,114,179

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other financial statement information (continued)

f)	Foreign currency assets and liabilities

	June 30, 2003					June 30, 2002 As restated
Item	Type and amount of foreign Currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount of local currency Pesos
ASSETS
Current Assets
Cash and banks	US$	5,781,624	2.700	Ps.	15,610,384	US$	9,380,371	Ps.	38,983,323
Investments
Mutual funds	US$	1,459	2.700		3,938	US$	1,777		3,084
IRSA Convertible Notes	US$	507,970	2.800		1,422,315		—		—
Trade accounts receivable	US$	748,238	2.700		2,020,242	US$	2,930,785		12,179,875
Other receivables
Collateralized		—			—	US$	4,469		18,571
Guarantee deposits	US$	252,603	2.700		682,027	US$	198,265		823,957
Others		—			—	US$	381,304		1,584,636
Non-Current Assets
Investments
IRSA Convertible Notes	US$	49,692,688	2.800		139,139,526		—		—

Total Assets	US$	56,984,582		Ps.	158,878,432	US$	12,896,971	Ps.	53,593,446

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	155,871	2.800	Ps.	436,439	US$	2,050,969	Ps.	8,753,862
Accruals	US$	168,608	2.800		472,102	US$	267,863		1,143,283
Short and long term debt
Accrued interest Convertible Notes	US$	509,107	2.800		1,425,499		—		—
Non-Current Liabilities
Short and long term debt
Convertible Notes	US$	49,803,916	2.800		139,450,965		—		—

Total Liabilities	US$	50,637,502		Ps.	141,785,005	US$	2,318,832	Ps.	9,897,145

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

17.	Other finncial statement information (continued)

g)	Other expenses

	Expenses
Items	Operating		Selling		Administrative		Total for the year ended June 30, 2003		Total for the year ended June 30, 2002 As restated		Total for the year ended June 30, 2001 As restated
Directors’ fees	Ps.	—	Ps.	—	Ps.	41,718	Ps.	41,718	Ps.	678,734	Ps.	748,491
Fees and payments for services		678,157		—		626,078		1,304,235		3,882,998		3,294,104
Salaries and wages and social security contributions		2,599,480		26,978		2,534,772		5,161,230		9,998,580		10,257,169
Taxes, rates and contributions		325,369		—		183,998		509,367		712,622		882,159
Gross sales tax		—		735,630		—		735,630		730,702		475,201
Office and administrative expenses		84,902		—		261,627		346,529		146,254		896,141
Bank commissions and expenses		40,372		—		9,368		49,740		48,516		39,299
Depreciation		2,781,832		112,648		187,371		3,081,851		3,501,449		3,589,416
Vehicle and travelling expenses		345,497		2,287		126,691		474,475		488,572		733,386
Spare parts and repairs		793,849		—		—		793,849		977,484		1,584,910
Insurance		43,640		—		303,093		346,733		222,810		195,906
Employees’ maintenance		123,785		—		34,386		158,171		304,993		365,654
Amortization of intangible assets		472,016		—		—		472,016		470,122		117,531
Advertising expense		55,829		28,981		—		84,810		27,682		133,089
Livestock expenses		4,248,653		1,106,935		—		5,355,588		7,698,660		9,650,932
Dairy farm expenses		993,744		—		—		993,744		1,368,345		1,693,435
Agricultural expenses		15,909,122		4,001,988		—		19,911,110		30,157,620		24,394,035
Silo expenses		45,750		—		—		45,750		497,320		354,991
Coal expenses		14,424		24,869		—		39,293		744,341		1,095,902
Firewood expenses		6,939		4,993		—		11,932		155,870		143,656
Services		—		—		—		—		—		16,558
Other expenses		—		—		—		—		—		263,577
General expenses		441,464		—		17		441,481		4,094,507		938,021

Total for the year ended June 30, 2003	Ps.	30,004,824	Ps.	6,045,309	Ps.	4,309,119	Ps.	40,359,252		—		—

Total for the year ended June 30, 2002	Ps.	48,291,672	Ps.	10,248,016	Ps.	8,368,493		—	Ps.	66,908,181		—

Total for the year ended June 30, 2001	Ps.	42,322,739	Ps.	11,103,948	Ps.	8,436,876		—		—	Ps.	61,863,563

Report of Independent Auditors

To the Board of Directors and the Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.d to the consolidated financial statements, effective July 1, 2002 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20- F. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By                             (Partner)

      Carlos Martín Barbafina

Buenos Aires, Argentina

September 8, 2003

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 5.a. and 22.e.)	Ps.	87,182	Ps.	27,903
Investments (Notes 5.b. and 22.e.)		139,105		41,348
Mortgages and leases receivable, net (Notes 5.c. and 22.e.)		35,594		13,489
Other receivables and prepaid expenses (Notes 5.d. and 22.e.)		12,147		43,315
Inventories (Note 5.e.)		14,575		27,115

Total current assets		288,603		153,170

Non-Current Assets
Mortgages and leases receivable, net (Notes 5.c. and 22.e.)		2,777		3,523
Other receivables and prepaid expenses (Notes 5.d. and 22.e.)		123,926		104,792
Inventories (Note 5.e.)		8,767		52,317
Investments (Notes 5.b. and 22.e.)		433,760		593,759
Fixed assets, net (Notes 22.a. y 22.e.)		1,197,521		380,703
Intangible assets, net (Note 22.b.)		3,239		4,440

Subtotal		1,769,990		1,139,534
Goodwill, net		(5,629)		—

Total non-current assets		1,764,361		1,139,534

Total Assets	Ps.	2,052,964	Ps.	1,292,704

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 5.f. and 22.e.)	Ps.	25,805	Ps.	13,736
Mortgages payable (Note 22.e.)		2,100		—
Customer advances (Notes 5.g. and 22.e.)		13,212		2,170
Salaries and social security payables (Note 5.h.)		5,393		1,151
Short-term debt (Notes 5.i. and 22.e.)		87,434		634,597
Taxes payable (Notes 5.j. and 22.e.)		9,778		14,156
Other liabilities (Notes 5.k. and 22.e.)		28,736		15,219

Total current liabilities		172,458		681,029

Non-Current Liabilities
Trade accounts payable (Notes 5.f. and 22.e.)		3,609		—
Customer advances (Note 5.g.)		25,260		—
Long-term debt (Notes 5.i. and 22.e.)		592,104		160
Taxes payable (Note 5.j.)		1,684		664
Other liabilities (Note 5.k.)		7,331		3,237

Total non-current liabilities		629,988		4,061

Total Liabilities		802,446		685,090

Minority interest		441,332		84,894

SHAREHOLDERS’ EQUITY		809,186		522,720

Total Liabilities and Shareholders’ Equity	Ps.	2,052,964	Ps.	1,292,704

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Sales	Ps.	212,935	Ps.	137,640	Ps.	224,665
Costs		(142,950)		(84,093)		(125,155)

Gross profit		69,985		53,547		99,510

Selling expenses		(25,583)		(11,281)		(22,279)
Administrative expenses		(41,725)		(32,057)		(39,996)

Subtotal		(67,308)		(43,338)		(62,275)

Gain on purchasers rescissions of sales contracts		9		—		—
Loss in credit card trust		(4,077)		—		—
Gain (loss) from operations and holdings of real estate assets, net (Note 8)		21,507		(46,840)		(7,127)

Operating income (loss)		20,116		(36,631)		30,108

Amortization of goodwill		(6,631)		—		—
Equity (loss) gain from related parties		(12,877)		102		847
Financial results, net (Note 9)		315,445		(505,757)		(99,408)
Other income (expenses), net (Note 10)		2,875		(4,857)		(5,917)

Income (loss) before taxes and minority interest		318,928		(547,143)		(74,370)

Income tax benefit (expense)		1,406		(2,230)		37,783
Minority interest		(33,889)		5,650		(5,243)

Net income (loss)	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)

Earnings per share (Note 19):

Basic EPS	Ps.	1.37	Ps.	(2.62)	Ps.	(0.20)

Diluted EPS	Ps.	0.57	Ps.	(2.62)	Ps.	(0.20)

For details of income statement line items, see Note 7 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 6.a.)		Treasury stock		Inflation adjustment of common stock (Note 6.c.)		Inflation adjustment of treasury stock (Note 6.c.)		Additional paid-in-capital (Note 6.a.)		Total		Legal reserve (Note 6.d.)		Retained earnings/Accumulated deficit		Shareholders’ Equity
Balances as of June 30, 2000 (As restated)	Ps.	205,762	Ps.	6,238	Ps.	266,392	Ps.	7,995	Ps.	569,481	Ps.	1,055,868	Ps.	18,799	Ps.	123,991	Ps.	1,198,658

Approved by shareholders’ meeting held on October 31, 2000:
- Increase in legal reserve		—		—		—		—		—		—		648		(648)		—
- Distribution of treasury stock		20,730		(20,730)		26,829		(26,829)		—		—		—		—		—
Purchase of treasury stock		(19,080)		19,080		(24,697)		24,697		—		—		—		(90,385)		(90,385)
Net loss for the year		—		—		—		—		—		—		—		(41,830)		(41,830)

Balances as of June 30, 2001 (As restated)	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(8,872)	Ps.	1,066,443

Net loss for the year		—		—		—		—		—		—		—		(543,723)		(543,723)

Balances as of June 30, 2002 (As restated)	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21		—		—		21
Approved by shareholders’ meeting held on November 5, 2002:
- Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—		—		—		—
Net income for the year		—		—		—		—		—		—		—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
(Less) plus income tax accrued for the year		(1,406)		2,230		(37,783)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization		78,784		23,635		25,961
Minority interest		33,889		(5,650)		5,243
Allowances and provisions		13,008		1,477		1,117
Gain from the sale of intangible assets		(2,132)		—		—
Gain from the sale of intangible assets		—		—		(33)
Equity loss (gain) from related parties		12,877		(102)		(847)
Gain (loss) from operations and holdings of real estate assets, net		11,386		46,781		6,414
Gain on early repurchase of debt		(25,192)		—		—
Financial results		(396,015)		338,606		50,594

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in current investments		(4,604)		(18,095)		(39,037)
(Increase) decrease in non-current investments		(2,362)		1,103		—
(Increase) decrease in mortgages and leases receivables		(8,992)		42,662		17,601
Decrease (increase) in other receivables		13,099		(15,032)		(6,573)
Decrease in inventories		35,448		59,284		58,644
(Increase) decrease in intangible assets		(580)		—		666
(Decrease) increase in trade accounts payable		(2,938)		9,314		2,897
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(8,707)		1,106		(14,341)
Cash dividends received		608		2,805		21,623
(Decrease) increase in other liabilities		(2,073)		25,620		(4,315)
Increase in accrued interest and exchange (loss) gain		56,515		81,157		61,755

Net cash provided by operating activities		87,058		53,178		107,756

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from the sale of interests in joint controlled companies		—		134,769		150,659
Payment for acquisition of subsidiary companies and equity investees, net of cash acquired		(31,744)		(21,712)		(58,759)
Loans granted to related parties		—		(105,714)		—
Net proceeds from the sale of fixed assets		—		—		71
Payment for acquisition of undeveloped parcels of land		(208)		(3,317)		(2,488)
Purchase and improvements of fixed assets		(7,659)		(23,663)		(7,727)
Net proceeds from the sale of intangible assets		2,132		—		—

Net cash (used in) provided by investing activities		(37,479)		(19,637)		81,756

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock		—		—		(90,380)
Increase in intangible assets		(6,265)		(3,408)		(5,396)
Contributions from minority shareholders		89		3,437		—
Proceeds from short-term and long-term debt		397,310		170,045		364,650
Payment of short-term and long-term debt		(270,962)		(210,641)		(433,287)
Payment of seller financing		(1,182)		(1,984)		(20,600)
Decrease in mortgages payable		(9,604)		—		—

Net cash provided by (used in) financing activities		109,386		(42,551)		(185,013)

Net increase (decrease) in cash and cash equivalents		158,965		(9,010)		4,499
Cash and cash equivalents as of beginning of year		28,377		37,387		32,888

Cash and cash equivalents as of end of year	Ps.	187,342	Ps.	28,377	Ps.	37,387

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001 (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	31,249	Ps.	29,391	Ps.	62,255
Income tax		1,044		394		—

Non-cash activities:
Increase in inventory through a decrease in fixed assets	Ps.	19,851	Ps.	41,420	Ps.	26,754
Increase in deferred gain through a decrease in current investments		—		—		2,616
Increase in other receivables through a decrease in mortgages receivable		—		2,809		—
Decrease in mortgages receivables through an increase in investments		—		23,368		—
Increase in inventory through a decrease in mortgages receivable		2,757		—		—
Increase in non-current investments through a decrease in other receivables		117		—		—
Increase in fixed assets through a decrease in inventory		1,212		—		2,706
Increase in undeveloped parcels of land through a decrease in inventory		39,529		—		—
Decrease in short and long term-debt through a decrease in investments		—		6,315		—
Decrease in short and long term-debt through a decrease in other liabilities		35,341		—		—
Decrease in short and long term-debt through a decrease in intangible assets		966		—		—
Decrease in non-current investments through a decrease in other liabilities		—		38,115		—
Increase in inventory through an increase in mortgages payable		2,078		—		—
Increase in fixed asset through an increase in mortgages payable		928		—		—
Decrease in investments through an increase in mortgages and leases receivable		1,966		—		—
Increase in non-current investments through a decrease in mortgages and leases receivable		760		22,699		—
Increase in customer advances through a decrease in other liabilities		2,856		—		—
Increase in minority interest through a decrease in long-term debt		—		—		329
Increase in intangible assets through a decrease in inventory		—		—		669

	2003		2002		2001
Acquisition of equity investees:
Investments, net of cash acquired, when applicable	Ps.	31,744	Ps.	21,712	Ps.	58,759

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries, joint ventures and international alliances (IRSA and subsidiaries is collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company seeks to identify desirable properties for acquisitions which it acquires in the normal course of business, and, regularly reviews its portfolio and from time to time considers and effects the sale of certain properties. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Argentine economic situations and its impact on the Company’s economic and financial position

Economic crisis

The Argentine economy has experienced significant difficulties including, a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates, inflation rates and specific indicators for the Company’s goods and services. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

Impact of current economic conditions on the Company

During fiscal year 2002, the Company was negatively impacted by the continued deterioration of the Argentine economy and the devaluation of the Argentine Peso. As a result, the Company was unable to pay its debt agreements as they became due. At the date of issuance of the 2002 financial statements the Company had initiated negotiations with its lenders to restructure its debts. As mentioned in Note 5.i., in November 2002, the Company successfully completed the restructuring of its financial debt agreements.

3.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 21 to these consolidated financial statements.

As discussed in Notes 3.c. and 4.o., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on the accompanying consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

a.	Basis of presentation (continued)

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

Amounts included in the notes to the consolidated financial statements are expressed in thousands of Argentine Pesos, except as otherwise indicated.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

All significant intercompany balances and transactions have been eliminated in consolidation.

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Controlled companies	2003	2002	2001
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	—
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”)	83.34%	83.34%	83.34%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	83.34%	83.34%	83.34%
Baldovinos S.A. (“Baldovinos”)	83.34%	83.34%	83.34%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)(ii)	100.00%	—	—
Alto Palermo S.A. (“APSA”) (iii)	54,79%	—	—
IRSA International Limited (“IRSA Int’ l”) (iv)	—	—	100.00%
Home Financing S.A. (“HOFISA”) (v)	—	—	100.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	As a result of a share exchange, the Company’s ownership interest in BAT&FCSA increased from 50% to 100% in August 2002. See footnote (iii) of jointly controlled companies for details.
(iii)	During the year ended June 30, 2003 the Company obtained a controlling interest in APSA, through the acquisition of 5.8 million additional shares and convertible notes issued by APSA. The amount paid by the Company for the acquisition of such additional shares totaled US$ 2.5 million. The consolidated statements of income for the year ended June 30, 2003 includes the results of operations of APSA on a consolidated basis as from July 1, 2002.
(iv)	As of June 30, 2002 the Company decided the liquidation of IRSA International Ltd.
(v)	Effective July 1, 2001, Home Financing S.A. was merged into IRSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the jointly-controlled investments accounted for under the equity method is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Jointly controlled companies	2003	2002	2001
Llao Llao Resort S.A. (“LLR”)	50.00%	50.00%	50.00%
Puerto Retiro S.A. (“Puerto Retiro”)	33.33%	33.33%	33.33%
Alto Palermo S.A. (“APSA”) (ii)	—	49.69%	47.42%
Argentine Realty S.A. (“ARSA”) (iii)	—	50.00%	50.00%
Buenos Aires Realty S.A. (“BARSA”) (iii)	—	50.00%	50.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iii)	—	50.00%	50.00%
Brazil Realty S.A.Empreendimentos e Participaçoes (“Brazil Realty”) (iv)	—	—	49.27%

(i)	Percentage of equity interest owned has been rounded.
(ii)	See footnote (iii) of controlled companies.
(iii)	During the year ended June 30, 2000, the Company, together with RAGHSA Sociedad Anónima (“RAGHSA”), formed BARSA to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, the Company and RAGHSA formed two additional companies, BAT&FCSA and ARSA, for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. In August 2002, the Company and RAGHSA agreed the redistribution of the interest in the land and certain assumed commitments between those companies and also exchanged the ownership interests in ARSA, BARSA and BAT&FCSA. As a result of the share exchange, the Company holds a 100% ownership interest in BAT&FCSA, while RAGHSA holds the 100% ownership interest in ARSA and BARSA. The Company’s interest in the land and related commitments remained unchanged as a result of the whole transaction
(iv)	During February 2002, the Company sold its equity interest in Brazil Realty. See Note 3.g..

As a result of the increase in the ownership interest and the consolidation of APSA in 2003, the Company discontinued the application of the proportional consolidation method that was used for reporting the results of the Company’s jointly controlled subsidiaries in prior years. Therefore, the Company has restated its prior years financial statements to reflect such investments under the equity method of accounting.

c.	Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

c.	Presentation of financial statements in constant Argentine pesos (continued)

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying financial statements.

d.	Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria for specific transactions and other events. Among other things, RT 18 prescribes the method used to translate financial statements of foreign subsidiaries and the accounting for business combinations and leasing transactions. RT 18 also prescribes the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

RT 19 “Amendments to Technical Resolutions No. 4,5,6,8,9, 11 and 14”

In December, 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4,5,6,8,9,11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes. Also, RT 19 prescribes that goodwill should be disclosed as a separate line item in the balance sheet.

RT 19 also amends Technical Resolution No. 8 (“RT 8”), and establishes that interim balance sheet amounts should be compared to the prior year-end while interim income statement, changes in shareholders´ equity and cash flows amounts should be compared to the corresponding prior year-end period.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April, 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from July 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively. The Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions. In addition, certain disclosures have not been presented on a comparative basis.

Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit and net loss as of and for the years ended June 30, 2002 and 2001:

	2002		2001
	Accumulated deficit	Net loss	Accumulated deficit	Net loss
Amounts as previously reported (i)	(557,947)	(561,422)	3,475	(67,370)

Deferred income taxes	3,368	6,244	(2,876)	41,310
Derivatives and hedging activities	(1,106)	(8,197)	7,091	(5,739)
Equity Investees (ii)	3,772	20,490	(16,718)	(6,428)
Minority Interest (iii)	(682)	(838)	156	(3,603)

Amounts as restated	(552,595)	(543,723)	(8,872)	(41,830)

(i)	Amounts adjusted for inflation for comparative purposes as described in Note 3.c.
(ii)	Represents the equity interest on the restatement made by the Company’s equity investments related to the adoption of the accounting for income taxes under liability method and derivatives and hedging activities under fair value.
(iii)	Represent the minority interest on the restatement made by the Company’s consolidated subsidiaries.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

f.	Acquisition and formation of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2003

Valle de Las Leñas S.A.

In September 2002, the Company acquired a 30.955% ownership interest in the capital stock and US$ 3.7 million convertible negotiable bonds issued by Valle de Las Leñas S.A. for approximately US$ 2.4 million. On March 4, 2003, the Company sold these ownership interests in Valle de las Leñas S.A. for US$ 6.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

f.	Acquisition and formation of businesses (continued)

Year ended June 30, 2001

During the year ended June 30, 2001, the Company formed two holding companies for the purposes of conducting the Company’s e-business operations, as follows:

(i)	Latin American Econetworks N.V.

In July 2000, the Company, together with divine interVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc.) and Catanzaro Holding B.V., formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles (“LAE”). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to the Company in exchange for US$ 5.3 million in cash. As mentioned in Note 3.g., the investment was sold in November 2001.

(ii)	IRSA Telecomunicaciones N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to internet service providers, and Alternativa Gratis S.A., an internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV. All assets and liabilities were recorded at their historical carrying amounts.

During September and December 2000, the Company made additional capital contributions in ITNV for a total amount of US$ 3 million, increasing its ownership to 62%.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends. As a result of this transaction the Company retains a 49% ownership in ITNV.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

g.	Disposition of businesses

Year ended June 30, 2002

(i)	Latin American Econetworks N.V.

On November 7, 2001, the Company sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5.2 million. The price was fully collected on that date.

(ii)	Brazil Realty Empreendimentos e Participacoes (“Brazil Realty”)

On February 28, 2002 the Company sold its interests in Brazil Realty for a total consideration of US$ 44.2 million. The price has been fully collected at the date of issuance of these consolidated financial statements. Imputed interest in this transaction was 12%.

Net gain from the sale was Ps. 35.4 million, and was recorded as part of operating income under the line item “Gain (loss) from operations and holdings of real estate assets”.

Year ended June 30, 2001

(i)	Fondo de Valores Inmobiliarios S.A.C.A. (“FVI”) and Venezuela Invest Ltd. (“Venezuela Invest”)

Pursuant to an agreement entered into by the Company and Asesoría Financiera Velutini & Asociados C.A. on August 1, 2000, the Company completed the sale of its respective equity interests in FVI and Venezuela Invest on December 18, 2000 for total consideration of US$ 67.0 million.

Loss from the sale was Ps. 1.1 million, and was recorded as part of operating income under the line item “Gain (loss) from operations and holdings of real estate assets”.

h.	Use of estimates

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See note 7 for details on the Company´s business segments.

•	Development and sale of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

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

•	Leases and services from office and other buildings

Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

•	International operations

As of June 30, 2001 the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 3.g.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturates of three months or less, consisting primarily of mutual funds, to be cash equivalents.

c.	Investments

(i)	Current

Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of income.

Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in “Financial results, net”, in the consolidated statements of income. Generally, these investments represent securities traded on a National Securities Exchange, which are valued at fair value at year end.

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

As of June 30, 2003 the Company has recognized an impairment loss related to its indirect equity investment in Pérez Cuesta S.A.C.I. amounting to Ps. 7,474, wich was included within “Equity (loss) gain from related parties” in the accompanying consolidated statements of income.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

c.	Investments (continued)

(ii)	Non-current (continued)

b)	Retained interest in securitization programs:

Current and non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 16 and 17 for details).

c)	Parcels of undeveloped land:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation (as described in Note 3.c) or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 9,328 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardín IV). In addition, the Company recognized an equity loss amounting to Ps. 10,769 related to the impairment loss recognized by APSA totaling Ps. 21,671. As a result of an increase in their fair market values, during 2003 the Company partially reversed such impairment losses, recognizing a gain of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly as Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation (as described in Note 3.c.) or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2003 and 2002, the Company recognized impairment losses amounting to Ps. 844 and Ps. 12,621, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). The impairment have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

e.	Fixed assets, net

Fixed assets, net comprise primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental properties are carried at cost adjusted for inflation (as described in Note 3.c.), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 55,896 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental). In addition, the Company recognized an equity loss amounting to Ps. 20,422 related to the impairment loss recognized by APSA totaling Ps. 41,100 related to Alto Avellaneda, Alto Noa, Abasto and other properties. As a result of an increase in their fair market values, during 2003 APSA reversed the 2002 impairment loss, recognizing a gain of Ps. 15,532. During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517). The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost adjusted for inflation (as described in Note 3.c.), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

g.	Web-site development costs

The Company capitalizes certain costs incurred in the development of the Company’s websites. Such costs are amortized under the straight-line method over a period of 2 years.

h.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 3.c.), less accumulated depreciation.

•	Preoperating and organization expenses

This item includes:

-      Expenses incurred by APSA relating to pre-opening activities of certain shopping centers and other expenses incurred in connection with e-business project evaluations. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the launching of the project.

-      Expenses incurred by IRSA relating to pre-opening activities and/or organization of subsidiaries, which are amortized on a straight-line basis over a 5-year period commencing upon the launching of the project.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

•	Other advertising expenses

Other advertising expenses relates to APSA and are amortized under the straight-line method over a term of 3 years.

As discussed in Note 3.d., the Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions.

•	Trademarks

-      Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

•	Expenses related to the securitization of receivables.

Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Investment projects

-	Investment projects represent expenses primarily related to marketing efforts incurred by APSA for the selling of merchadise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of the project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

h.	Intangible assets, net (continued)

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

i.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost adjusted for inflation (as described in Note 3.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

As required by new accounting standards, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheet.

j.	Foreign currency assets and liabilities

Financial statements of foreign unconsolidated equity investees in which the Company exercised joint control were translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involved the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates were used for the translation of the accounts which made up the results of the periods. The net gain/loss on translation was included within financial results, net, foreign currency translation. As discussed in Note 3.g., the Company sold its ownership interests in FVI and Venezuela Invest in December 2000 and its ownership interest in Brasil Realty in February 2002.

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

k.	Other receivables and liabilities

Other receivables and liabilities (asset tax credit, related parties, guarantee deposits, trust accounts receivables and customer advances) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet.

l.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

As discussed in Note 5.i., in July 2003 the Company redeemed certain loans before their maturity. Therefore, such loans have been valued at their settlement cost.

m.	Mortgages, leases and other receivables and trade accounts payable and other liabilities

Mortgages, leases and other receivables and trade accounts payable and other liabilities have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

n.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

o.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the method required by RT 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

p.	Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

q.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

r.	Provisions for allowances and contingencies

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

r.	Provisions for allowances and contingencies (continued)

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, the Company´s management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

s.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 2.6 million, Ps. 2.5 million and Ps. 3.7 million for the years ended June 30, 2003, 2002 and 2001, respectively.

t.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

u.	Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 4.c., 4.d., and 4.e. for details of (i) the impairment losses recognized during the years ended June 30, 2003 and 2002, and (ii) the impairment losses reversed during 2003 as a result of changes in estimates.

v.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

w.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In the past, the Company also utilized foreign currency forward–exchange contracts to manage its exposure associated with its net investment in foreign operations. For details on the Company’s derivative instruments activity, see Note 15. As described in Note 3.d., during fiscal year 2003 the Company adopted new accounting standards. Presented below is a description of the new accounting policy followed by the Company in accounting for the different types of derivative instruments:

-	Foreign currency forward-exchange contracts

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

w.	Derivative financial instruments (continued)

-	Interest rate swaps

Interest rate swaps are used to minimize the Company’s financing costs. Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

-	Option contracts

The Company also enters into put and call option contracts pursuant to which the Company acquires or grants the right to the other party to buy or sell certain underlying assets (e.g. shares, metals, etc.) at predetermined fixed prices. The premiums paid or received for these options are amortized over the life of the respective contracts. Options contracts are recognized in the balance sheet at their fair market value.

x.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

y.	Earnings per share

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

5.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2003		2002 (As restated)

Cash	Ps.	4,734	Ps.	8,945
Bank accounts		81,526		13,373
Checks to be deposited		922		5,585

	Ps.	87,182	Ps.	27,903

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

b.	Investments:

	As of June 30,
	2003		2002 (As restated)

Current
Time deposits	Ps.	27,505	Ps.	474
Banco Hipotecario S.A. (“BHSA”) (i) (Note 12)		—		12,946
Mutual funds		102,396		27,928
Government bonds		3,124		—
Retained interest in transferred mortgages receivable (ii)		1,324		—
Retained interest in transferred credit card receivable (ii)		4,719		—
Other investments		37		—

	Ps.	139,105	Ps.	41,348

Non-Current
Equity investments:
Alto Palermo S.A. (“APSA”)	Ps.	—	Ps.	348,452
Llao Llao Resorts S.A.		13,387		11,522
Alto Invest S.A.		—		196
Banco de Crédito y Securitización S.A. (Note 12)		7,007		7,007
Banco Hipotecario S.A. (“BHSA”) (i) (Note 12)		23,677		6,198
IRSA Telecomunicaciones N.V.		—		2,982
Perez Cuesta S.A.C.I.		5,628		—
E-Commerce Latina S.A		2,899		—
Retained interests in securitization programs:
Retained interest in transferred mortgages receivable (ii)		8,777		11,008
Retained interest in transferred credit card receivable (ii)		2,567		—
Others:
Art work		37		37
Other investments.		—		6
Parcels of undeveloped land (iii):
Constitución 1111		1,146		—
Dique IV		6,160		—
Caballito plots of land		13,616		—
Padilla 902		71		—
Pilar		3,109		—
Torre Jardín IV		2,231		2,231
Puerto Retiro		46,257		46,266
Benavidez		10,748		—
Ciudad Deportiva de la Boca (SMP) (v)		124,594		115,980
Pereiraola		21,875		21,844
Buenos Aires Realty S.A. (iv)		—		5,249
Buenos Aires Trade and Finance Center S.A.(iv)		25,973		6,562
Argentine Realty S.A. (iv)		—		5,123
Air space Supermercado Coto		9,080		—
Caballito		26,000		—
Rosario		51,501		—
Neuquen		8,539		—
Alcorta Plaza		15,950		—
Other parcels of undeveloped land		2,931		3,096

	Ps.	433,760	Ps.	593,759

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

b.	Investments (continued):

(i)	On February 2, 1999, the Company acquired 4,313,811 shares of BHSA for Ps. 66.4 million. On the same date the Company also acquired 3,697,500 options to purchase BHSA American Depositary Shares (“ADS”) for US$. 1.8 million. Each option represents the right to purchase 100 ADSs at an exercise price of US$. 7.0 per ADS. The options shall be exercisable by the holders in whole or in part at any time on or after February 2, 2000 through February 2, 2004. In June 2001, the Company sold to an unrelated party 1,000,000 options for a total consideration of Ps. 3.5 million, resulting in a gain of Ps. 2.5 million. The options were originally recorded at cost adjusted for inflation. In accordance with RT 18, the options have been recorded at their estimated fair market value at year-end. No options have been exercised as of the date of these financial statements.
(ii)	Represents retained interests in the Company’s securitization programs described in Notes 16 and 17.
(iii)	The book value of parcels of undeveloped land at June 30, 2003 and 2002 is presented net of the impairment loss mentioned in Note 4.c.(ii).
(iv)	See comments in Note 3.b..
(v)	In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company as collateral for the balance owed.

c.	Mortgages and leases receivable, net:

	As of June 30,
	2003		2002 (As restated)
Current
Mortgage receivable (i)	Ps.	1,039	Ps.	4,472
Less:
Unearned interest (i)		(67)		(454)
Receivable from the sale of properties		2,766		4,159
Debtors under legal proceedings (ii)		24,392		2,474
Leases and services receivable		20,894		1,259
Credit card receivable		19,657		—
Pass-through expenses receivable (iii)		5,422		—
Checks to be deposited		6,177		—
Hotel receivables		1,877		2,146
Related parties (Note 12)		137		805
Less:
Allowance for doubtful accounts (Note 22.c.)		(46,700)		(1,372)

	Ps.	35,594	Ps.	13,489

Non-Current
Mortgage receivable (i)	Ps.	1,789	Ps.	1,453
Less:
Unearned interest (i)		(194)		(421)
Receivable from the sale of properties		—		650
Related parties (Note 12)		—		1,841
Leases and services receivable		1,236		—
Less:
Allowance for doubtful accounts (Note 22.c.)		(54)		—

	Ps.	2,777	Ps.	3,523

(i)	Mortgage receivable consist of fixed-rate mortgages. At June 30, 2003, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 456 at a contractual interest rate of 12%. June 30, 2003, principal payments on mortgage receivable become due as follows: 2004 - Ps. 972; 2005 - Ps. 221; 2006 - Ps. 207; 2007 - Ps. 218; 2008 - Ps. 191; thereafter – Ps 758.
(ii)	Comprised of Ps. 2.3 million and Ps. 1.1 million related to mortgage receivable and Ps. 22.1 million and Ps. 1.4 million related to leases receivable, for the years ended June 30, 2003 and 2002, respectively.
(iii)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by APSA on behalf of tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2003		2002 (As restated)

Current
Asset tax credits	Ps.	59	Ps.	2,606
Value Added Tax (“VAT”) receivable		310		524
C.N. Hacoaj Project		—		666
Related parties (Note 12)		633		293
Guarantee deposits (i)		890		—
Prepaid expenses		6,406		6,193
Receivable from the sale of equity securities and investees		—		29,361
Prepaid gross sales tax		252		—
Premiums on foreign currency forward exchange contracts		40		354
Income tax advances		983		374
Patriotic Bond		2,265		2,598
Interest rate swap receivable (ii)		307		—
Other		2		346

	Ps.	12,147	Ps.	43,315

Non-Current
Asset tax credits	Ps.	48,674	Ps.	16,425
VAT receivable		2,542		1,375
Related parties (Note 12)		17		82,377
Guarantee deposits (i)		693		—
Prepaid gross sales tax		318		—
Deferred income tax		66,134		3,366
Prepaid expenses		—		487
Income tax advances		31		—
Trust accounts receivable		433		—
Interest rate swap receivable (ii)		8,172		—
Present value – other receivable		(3,106)		—
Mortgage receivable		2,208		—
Allowance for doubtful mortgage receivable (Note 22.c.)		(2,208)		—
Other		18		762

	Ps.	123,926	Ps.	104,792

(i)	Includes primarily Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(ii)	Represents the net amount of US$ 50 million deposited as collateral and US$ 47 million payable for the swap agreement. See Note 15 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2003		2003		2002 (As restated)		2002 (As restated)
	Current		Non-Current		Current		Non-Current
Constitución 1111	Ps.	—	Ps.	—	Ps.	4,233	Ps.	—
Dock II Puerto Madero		5,648		—		—		—
Dock 4 Puerto Madero		—		—		—		6,161
Minetti “D”		42		—		—		218
Madero 1020		1,373		—		5,315		—
Caballito plots of land		—		—		—		13,619
Padilla 902		—		—		—		246
Pilar		—		—		—		3,407
Rivadavia 2768		116		—		—		154
Sarmiento 517		245		—		—		662
Torres Jardín		245		—		400		293
Abril/Baldovinos		5,397		5,822		9,376		12,696
Alto Palermo Park		—		-—		5,118		—
Salguero 3331		—		2,945		—		—
Alto Palermo Plaza		—		—		2,345		—
Benavidez		—		—		—		14,209
Torres de Abasto		555		—		—		—
Resale merchandise		99		—		—		—
Bonus merchandise		105		—		—		—
Dock 13 Puerto Madero		37		—		—		—
Villa Celina		53		—		—		—
Other properties		660		—		328		652

	Ps.	14,575	Ps.	8,767	Ps.	27,115	Ps.	52,317

f.	Trade accounts payable:

	As of June 30,
	2003		2002 (As restated)
Current
Accruals	Ps.	6,740	Ps.	8,700
Suppliers		17,832		3,674
Imports payable		964		—
Related Parties (Note 12)		173		262
Other		96		1,100

	Ps.	25,805	Ps.	13,736

Non-Current
Imports payable	Ps.	3,609	Ps.	—

	Ps.	3,609	Ps.	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

g.	Customer advances:

	As of June 30,
	2003		2002 (As restated)
Current
Admission rights (i)	Ps.	7,442	Ps.	—
Lease advances (ii)		4,183		61
Advance payments from customers		1,587		2,109

	Ps.	13,212	Ps.	2,170

Non-Current
Admission rights (i)	Ps.	14,044	Ps.	—
Lease advances (ii)		11,216		—

	Ps.	25,260	Ps.	—

(i)	Admission rights represent mainly non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project. No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.
(ii)	Lease advances mainly include current and non-current balances of Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2003 the six-month LIBOR was 1.10%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

h.	Salaries and social security payables:

	As of June 30,
	2003		2002 (As restated)
Social security payable	Ps.	1,445	Ps.	510
Provision for vacation and bonuses		3,680		394
Other		268		247

	Ps.	5,393	Ps.	1,151

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt:

	As of June 30,
	2003		2002 (As restated)
Short-term debt
IRSA Convertible Notes (i)	Ps.	2,765	Ps.	—
APSA Convertible Notes (ii)		2,418		—
Collateralized Notes (iii)		2,677		—
Uncollateralized Loan Agreement (iv)		32,973		—
APSA Senior Notes (v)		4,127		—
APSA Notes (vi)		1,066		—
Collateralized loans (vii)		33,503		112,601
Uncollateralized loans (viii)		6,150		3,976
Loan Agreement (ix)		—		349,702
IRSA Notes (x)		—		168,318
Others		1,755		—

	Ps.	87,434	Ps.	634,597

Long-term debt
IRSA Convertible Notes (i)	Ps.	279,235	Ps.	—
APSA Convertible Notes (ii)		55,550		—
Collateralized Notes (iii)		92,238		—
Uncollateralized Loan Agreement (iv)		86,365		—
APSA Senior Notes (v)		24,526		—
APSA Notes (vi)		49,091		—
Others		5,099		160

	Ps.	592,104	Ps.	160

In November 2002 the Company completed the refinancing of the Loan Agreement for US$ 80 million and the IRSA Notes for US$ 37 million. According to the agreements, the lenders agreed to received (i) a cash settlement of US$ 13.6 million, and (ii) new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. See footnotes below for a description of the terms and conditions of each issuance. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 and, therefore, accounted for the refinancing in accordance with RT 17. Since the conditions of the new debt instruments are substantially different from the original conditions (as defined by RT 17), the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. As a result of the debt restructuring, the Company recognized a Ps. 36.5 million gain in 2003 (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

(i)	See Note 11 for details of the issuance of IRSA Convertible Notes.

(ii)	On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares at a conversion rate of 30.8642 per U.S. dollar. The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. In August 20, 2002 and January 2003, the Company subscribed US$ 27.2 and 2.6 million of APSA Convertible Notes, respectively. The Company has eliminated in consolidation the intercompany balances associated with this transaction and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheet at June 30, 2003 amounts to US$ 20.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(iii)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2003, the carrying value of the debt amounts to US$ 32.9 million. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) with a net book value totaling Ps. 52.7 at June 30, 2003. Subsequent to year end, such mortgages were cancelled and replaced by mortgages in other real estate properties (Cosentini 340, Libertador 450 Floor 18 and Laminar Plaza).

(iv)	In connection with the debt restructuring, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”). The principal amount will be amortized in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue a fixed interest rate. Interest is payable quarterly, commencing February 2003. The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. However, on July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. Consequently, as required by Argentine GAAP, the Company has recorded the US$ 16 million portion of the Uncollateralized Loan Agreement at its settlement cost, recording a gain on early redemption of debt totaling Ps. 10.7 million, which is included within “Financial results, net” in the 2003 consolidated statements of income. At June 30, 2003 the outstanding balance amounted to US$ 41.8 million.

(v)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of senior notes due January 13, 2005 (the “APSA Senior Notes”). The APSA Senior Notes were issued in three classes: US$ 40.0 million of Class A-2 Senior Notes; US$ 5.0 million of Class B-1 Senior Notes; and US$ 75.0 million of Class B-2 Senior Notes. Class A-2, Class B-1 and Class B-2 Senior Notes accrue interest at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 an adjusting index (CER) is being applied to the balance. During the year ended June 30, 2003, APSA redeemed its Senior Notes for Ps. 82.6 million, at different prices below par plus accrued interest. In connection with the redemption, APSA recorded a net gain of Ps. 13.0 million. See Note 10, other income (expenses), net. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

(vi)	On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured Notes due April 7, 2005 (the “APSA Notes”). Interest on the APSA Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes include various restrictive covenants, which among other things require APSA to maintain certain financial ratios. During the years ended June 30, 2003 and 2002, APSA redeemed Ps. 1.8 million and Ps. 15.5 million of its Notes, respectively, at different prices below par plus accrued interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(vii)	At June 30, 2003, collateralized loans primarily include the outstanding balance of a US$ 12 million collateralized loan obtained by Hoteles Argentinos S.A. (a subsidiary of the Company) from Bank Boston N.A due January 2005. Principal is payable in 19 quarterly installments of US$ 0.3 million beginning April 2001 plus US$ 6.3 million payable at maturity. This loan accrues interest at a variable rate, which is also paid quarterly (interest rate ranged between 6.07% and 6.59% during 2003). The loan is collateralized by real estate properties with a net book value of Ps. 39.9 at June 30, 2003. As of September 8, 2003, as a result of the financial crisis and lack of credit in the bank system, the Company has not paid 7 principal and 5 interest installments already matured. Management of Hoteles Argentinos is currently carrying out negotiations with its creditor. Since the creditor has the right to request the acceleration of principal and interest maturities, the entire loan balance has been classified as current liabilities. At June 30, 2002, collateralized loans also included certain loans, amounting to Ps. 64.5 million, which were collateralized with Palermo Invest shares, representing the Company’s ownership of Alto Palermo Plaza and Alto Palermo Park. Such loans were fully repaid during fiscal year 2003.

(viii)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 9.59% and 8% plus CER as of June 30, 2003 and 2002, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 10.8 million at June 30, 2003.

(ix)	On May 24, 2000, the Company entered into a syndicated loan arranged by Bank Boston, as principal agent, to provide a US$ 80.0 million credit facility, originally expiring on May 31, 2002 (the “Loan Agreement”). The Loan Agreement includes other financial institutions, as lenders. The Company was unable to pay the Loan Agreement due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and obtained short-term deferrals to pay such matured debt. In November 2002 the Company completed the refinancing of the Loan Agreement as indicated above.

(x)	On December 21, 2000, the Company issued US$ 43.5 million unsecured Class 2 notes due December 24, 2001 (the “IRSA Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness of the Company. The Company was unable to pay the principal and interest due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and, in May 2002, the Company repurchased US$ 6.5 million of IRSA Notes for a total consideration of Ps. 22.0 million. The Company continued the negotiation process with the remaining holders of the IRSA Notes and obtained short-term deferrals to pay such matured debt. Finally, in November 2002 the Company completed the refinancing of the outstanding balance of the IRSA Notes as indicated above.

j.	Taxes payable:

	As of June 30,
	2003		2002 (As restated)
Current
Asset tax payable, net	Ps.	5,001	Ps.	532
Income tax provision, net		411		2,363
Income tax withholdings		1,097		7,630
VAT payable		2,167		1,634
Gross sales tax payable		924		1,205
Value added tax withholdings		42		70
Other		136		722

	Ps.	9,778	Ps.	14,156

Non-Current
Gross sales tax payable	Ps.	77	Ps.	—
Deferred income tax		1,607		664

	Ps.	1,684	Ps.	664

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

k.	Other liabilities:

	As of June 30,
	2003		2002 (As restated)
Current
Seller financing (i)	Ps.	6,625	Ps.	936
Dividends payable		1,521		7,379
Related parties (Note 12)		3,285		40
Guarantee deposits		726		1,088
Provision for contingencies (Note 22.c.) (ii)		1,170		494
Directors´ fees		7,840		6
Accruals		444		671
Payable to financial brokers		16		1,015
Collections on behalf of third parties		5		56
Pending settlements for sales of plots		113		1,075
Donations payable		4,827		—
Contributed leasehold improvementes (iii)		212		—
Payable from hotel operator		113		959
Other		1,849		1,500

	Ps.	28,736	Ps.	15,219

Non-Current
Seller financing (i)	Ps.	—	Ps.	815
Dividends payable		1,182		—
Related parties (Note 12)		—		565
Guarantee deposits		977		941
Provision for contingencies (Note 22.c.) (ii)		4,682		401
Contributed leasehold improvementes (iii)		902		—
Present value – other liabilities		(433)		—
Other		21		515

	Ps.	7,331	Ps.	3,237

(i)	As of June 30, 2003 this balance included (a) a principal amount of Ps. 1.04 million plus accrued interest of Ps. 0.54 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP are pledged as collateral for this seller financing. Such seller financing accrues interest at a one-year LIBOR. As of June 30, 2003, the one-year LIBOR was 8%; and (b) a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, of which Ps. 1.6 million related to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2003, the six-month LIBOR was 1.10%.
(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, and, (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(iii)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2003 and 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

6.	Shareholders’ equity

a.	Common stock

As of June 30, 2003, the Company had 212,011,804 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Following is a detail of the activity in the Company´s shares as from June 30, 2000:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in- capital		Body	Date	Date of registration
Balances as of June 30, 2000	Ps.	205,762,511	Ps.	205,762	Ps.	569.481

Purchase of treasury stock		(19,079,995)		(19,080)		—
Distribution of treasury stock		20,729,472		20,730		—

Balances as of June 30, 2001	Ps.	207,411,988	Ps.	207,412	Ps.	569.481

Purchase of treasury stock		—		—		—
Distribution of treasury stock		—		—		—

Balances as of June 30, 2002	Ps.	207,411,988	Ps.	207,412	Ps.	569.481

Distribution of treasury stock		4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting	November 5, 2002	November 5, 2002
Conversion of debt into common shares (Note 11)		12,531		13		8	Board of Directors Meeting	August 22, 2003	August 22, 2003

Balances as of June 30, 2003	Ps.	212,011,804	Ps.	212,013	Ps.	569,489

b.	Capital nature transactions

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace.

At June 30, 2000 treasury shares totaled 6,236,762. During fiscal year 2001, the Company repurchased 19,079,995 outstanding shares of common stock for a total consideration of Ps. 90.4 million. The acquisition was recorded as a reduction in retained earnings. During fiscal years 2001 and 2003, the Company distributed 20,729,472 and 4,587,285 treasury shares, respectively, on a pro rata basis to its shareholders.

c.	Inflation adjustment of common stock

As mentioned in Note 3.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements. In this period, the annual inflation adjustments related to common stock and treasury stock were taken to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances in the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

d.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

6.	Shareholders’ equity (continued)

e.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

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

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At June 30, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

7.	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. However, the application of this standard did not affect the presentation since the Company already disclosed this information in prior years. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

•	International

This segment includes the results of operations of the Company’s equity investments in Brazil for the years ended June 30, 2002 and 2001 and Venezuela for the year ended June 30, 2001. As discussed in Note 3.g., the Company sold its ownership interests in FVI and Venezuela Invest in December 2000 and its ownership interest in Brasil Realty in February 2002.

•	Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the years ended June 30, 2003, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International		Others		Total
Sales	Ps.	47,241	Ps.	17,770	Ps.	113,754	Ps.	34,170	Ps.	—	Ps.	—	Ps.	212,935
Costs		(47,113)		(9,093)		(67,088)		(19,656)		—		—		(142,950)
Gross profit		128		8,677		46,666		14,514		—		—		69,985
Administrative expenses		(6,144)		(4,438)		(21,394)		(9,749)		—		—		(41,725)
Selling expenses		(4,023)		(80)		(17,594)		(3,886)		—		—		(25,583)
Gain on purchasers rescissions of sales contracts		9		—		—		—		—		—		9
Loss in credit card trust		—		—		(4,077)		—		—		—		(4,077)
Gain (loss) from operations and holdings of real estate assets, net		12,944		(1,891)		10,454		—		—		—		21,507
Operating income		2,914		2,268		14,055		879		—		—		20,116
Depreciation of goodwill				—		(6,631)		—		—				(6,631)
Financial results, net		(22)		(187)		86,229		11,873		—		217,552		315,445
Equity (loss) gain from relate parties		(285)		—		(12,072)		1,808		—		(2,328)		(12,877)
Other income (expenses), net				—		13,272		—		—		(10,397)		2,875
Income before taxes and minority interest		2,607		2,081		94,853		14,560		—		204,827		318,928
Minority interest		5,135		(1,386)		(35,212)		(2,426)		—		—		(33,889)
Income tax benefit (expense)		517		(991)		(47,006)		(711)		—		49,597		1,406
Net income (loss)		8,259		(296)		12,635		11,423		—		254,424		286,445

Additions of fixed assets		6,666		5,469		3,449		26		—		—		15,550
Depreciation and amortization (a)		3,637		5,961		52,641		5,435		—		—		67,674

Non–current investments in jointly controlled companies				—		8,527		13,387		—		—		21,914

Operating assets		299,381		255,890		994,917		112,124		—		—		1,662,312
Non operating assets		43,859		37,487		54,029		3,030		—		252,247		390,652

Total assets	Ps.	343,240	Ps.	293,377	Ps.	1,048,946	Ps.	115,154	Ps.	—	Ps.	252,247	Ps.	2,052,964

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2002 (As restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International		Others		Total
Sales	Ps.	54,376	Ps.	44,472	Ps.	—	Ps.	38,792	Ps.	—	Ps.	—	Ps.	137,640
Costs		(43,460)		(13,193)		—		(27,440)		—		—		(84,093)
Gross profit		10,916		31,279		—		11,352		—		—		53,547
Administrative expenses		(11,197)		(6,060)		(1,393)		(12,146)		(1,261)		—		(32,057)
Selling expenses		(6,753)		(590)		—		(3,938)		—		—		(11,281)
Loss (gain) from operations and holdings of real estate assets, net		(26,798)		(49,285)		—		(6,612)		35,855		—		(46,840)
Operating (loss) income		(33,832)		(24,656)		(1,393)		(11,344)		34,594		—		(36,631)
Financial results, net		(29,048)		(16,668)		—		(21,727)		—		(438,314)		(505,757)
Equity (loss) from related parties		1,614		—		(4,611)		4,664		(3,379)		1,814		102
Other expenses, net		—		—		—		—		—		(4,857)		(4,857)
(Loss) income before taxes and minority interest		(61,266)		(41,324)		(6,004)		(28,407)		31,215		(441,357)		(547,143)
Minority interest		(3,962)		—		—		9,612		—		—		5,650
Income tax		4,616		(5,236)		(789)		625		(1,282)		(164)		(2,230)
Net (loss) income		(60,612)		(46,560)		(6,793)		(18,170)		29,933		(441,521)		(543,723)

Additions of fixed assets		1,639		20,747		—		1,277		—		—		23,663
Depreciation and amortization (a)		(10,342)		9,444		—		7,021		(212)		—		5,911

Non-current investments in jointly controlled companies		—		—		348,648		11,522		—		2,982		363,152

Operating assets		356,644		276,199		302,670		115,588		—		—		1,051,101
Non operating assets		43,095		30,991		37,068		14,234		29,361		86,854		241,603

Total assets	Ps.	399,739	Ps.	307,190	Ps.	339,738	Ps.	129,822	Ps.	29,361	Ps.	86,854	Ps.	1,292,704

(a)	Included in operating (loss) income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2001 (As restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International		Others		Total
Sales	Ps.	104,222	Ps.	59,111	Ps.	—	Ps.	61,332	Ps.	—	Ps.	—	Ps.	224,665
Costs		(76,378)		(11,365)		—		(37,412)		—		—		(125,155)
Gross profit		27,844		47,746		—		23,920		—		—		99,510
Administrative expenses		(16,976)		(7,535)		(592)		(13,748)		(1,145)		—		(39,996)
Selling expenses		(12,970)		(1,762)		—		(7,463)		(84)		—		(22,279)
Loss from operations and holdings of real estate assets, net		(4,305)		(2,110)		—		—		(712)		—		(7,127)
Operating income		(6,407)		36,339		(592)		2,709		(1,941)		—		30,108
Financial results, net		(43,724)		(22,461)		—		(10,222)		(15,926)		(7,075)		(99,408)
Equity (loss) from related parties		(458)		—		(5,498)		(8,657)		1,064		14,396		847
Other income (expenses), net		—		—		—		133		—		(6,050)		(5,917)
Income before taxes and minority interest		(50,589)		13,878		(6,090)		(16,037)		(16,803)		1,271		(74,370)
Minority interest		(6,206)		(1,326)		—		2,289		—		—		(5,243)
Income tax		43,456		(3,515)		—		(2,595)		437		—		37,783
Net (loss) income		(13,339)		9,037		(6,090)		(16,343)		(16,366)		1,271		(41,830)

Additions of fixed assets		200		4,764		37,378		6,364		310		—		49,016
Depreciation and amortization (a)		1,068		10,237		—		9,660		1		—		20,966

Non-current investments in jointly controlled companies		12,690		—		345,169		5,735		150,351		14,660		528,605

Operating assets		441,583		355,147		345,536		124,134		150,510		—		1,416,910
Non operating assets		29,742		21,337		20,760		7,458		9,043		174,277		262,617

Total assets	Ps.	471,325	Ps.	376,484	Ps.	366,296	Ps.	131,592	Ps.	159,553	Ps.	174,277	Ps.	1,679,527

(a)	Included in operating loss (income).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

8.	Gain (loss) from operations and holdings of real estate assets, net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Income (loss) from transactions related to shares of jointly controlled, affiliated and related companies	Ps.	10,121	Ps.	35,855	Ps.	(713)
Results from holding of investment in real estate		11,386		(82,695)		(6,414)

	Ps.	21,507	Ps.	(46,840)	Ps.	(7,127)

9.	Financial results, net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Generated by assets:
Interest income	Ps.	17,574	Ps.	3,993	Ps.	2,258
Interest on discount by assets		(1,693)		—		—
Results from derivative instruments		79,874		—		(5,739)
Financial operating net results		29,704		(140,300)		(8,746)
Exchange loss		(71,353)		(52,085)		(37,884)
Loss on exposure to inflation		(12,738)		(7,402)		22,381
Other		—		(9)		—

	Ps.	41,368	Ps.	(195,803)	Ps.	(27,730)

Generated by liabilities:
Interest on discount by liabilities	Ps.	32,063	Ps.	—	Ps.	—
Discounts		36,868		—		(55)
Exchange gain / (loss)		260,033		(267,177)		(60)
Gain on exposure to inflation		10,823		21,514		—
Financial expenses		(65,710)		(64,291)		(71,563)

		274,077		(309,954)		(71,678)

Financial results, net	Ps.	315,445	Ps.	(505,757)	Ps.	(99,408)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

10.	Other income (expenses), net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Other income:
Gain on early redemption of debt (i)	Ps.	13,030	Ps.	—	Ps.	—
Gain from the sale of intangible assets		2,132		—		—
Gain from the sale of fixed assets		—		—		33
Other		3,140		926		2,950

	Ps.	18,302	Ps.	926	Ps.	2,983

Other expenses:
Unrecoverable VAT	Ps.	(1,178)	Ps.	(1,686)	Ps.	(3,869)
Donations		(5,944)		(328)		(2,215)
Provision for contingencies		(3,869)		—		—
Debit and credit tax		(955)		(2,177)		(873)
Other		(3,481)		(1,592)		(1,943)

		(15,427)		(5,783)		(8,900)

Other income (expenses), net	Ps.	2,875	Ps.	(4,857)	Ps.	(5,917)

(i)	During the year ended June 30, 2003, APSA redeemed Senior Notes for Ps. 82.6 million, at different prices below par plus accrued interest. In connection with the redemption, APSA recorded a gain of Ps. 13.0 million. Such gain is net of a charge of Ps. 2.3 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

11.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 5.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of antidilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of antidilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly allocated to the settlement and restructuring of the debts existent at the date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price was decreased to US$ 0.54505 and the warrants exercise price was decreased to US$ 0.65406.

In April and May 2003, holders of US$ 7 IRSA Convertible Notes exercised its conversion rights and, as a result, the Company issued 12,531 shares of common stock. At June 30, 2003 the outstanding balance of IRSA Convertible Notes amounted to US$ 99,993.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (Loss) included in the statements of income for the year ended June 30,						Balance receivable (payable)as of June 30,
Company	Relation	Description of Transaction / caption	2003		2002 (As restated)		2001 (As restated)		2003	2002 (As restated)
APSA.	An equity investee of the Company during 2002 and 2001 (i)	Current mortgages and leases receivables, net	Ps.	—	Ps.	—	Ps.	—	—	Ps.	432
		Non-current mortgages and leases receivables, net		—		—		—	—		1,841
		Other non-current receivables		—		—		—	—		82,210
		Current account payable		—		—		—	—		(157)
		Other current liabilities		—		—		—	—		(31)
		Other non-current liabilities		—		—		—	—		(565)
		Sales and developments		—		—		172	—		—
		Accrued interest		—		12,013		—	—		—

BHSA.	Related party(ii)	Investments current		—		—		—	—		12,946
		Investments non-current		—		—		—	23,677		6,198
		Current mortgages and leases receivables, net		—		—		—	—		2
		Other current receivables		—		—		—	—		1
		Results from holding and operations		5,136		(50,445)		(24,140)	—		—

Banco de Crédito y Securitización S.A..	Related party	Investments non-current		—		—		—	7,007		7,007

Cresud S.A.C.I.F. y A..	Shareholder of the Company	Current mortgages and leases receivables, net		—		—		—	1		148
		Other current receivables		—		—		—	405		—
		Current account payable		—		—		—	(62)		(47)
		Other current liabilities		—		—		—	(261)		(6)
		Accrued interest		(197)		461		—	—		—
		Rental income		—		165		370	—		—
		Sales and developments		—		—		140	—		—

Alto Invest S.A..	Subsidiary of APSA.	Rental income		—		—		20			—

Altocity.com S.A..	Subsidiary of E-Commerce S.A., an equity investee of APSA.	Current mortgages and leases receivables, net		—		—		—	71		60
		Other current receivables		—		—		—	84		—
		Other current liabilities		—		—		—	(79)		—
		Rental income		102		233		370	—		—
		Sale and developments		—		—		156	—		—

Tarshop S.A..	Subsidiary of APSA.	Current mortgages and leases receivables, net		—		—		—	4		12
		Other current liabilities		—		—		—			(3)
		Other current receivables		—		—		—	60
		Rental income		44		81		—	—		—
		Accrued interest		—		(6)		—	—		—

Dolphin Fund Management S.A..	Related party	Current mortgages and leases receivables, net		—		—		—	22		144
		Other current receivables		—		—		—	19		65
		Current account payable		—		—		—	(109)		(51)
		Other current liabilities		—		—		—	(185)		—
		Rental income		—		151		66	—		—
		Sale and developments		17		—		134	—		—
		Accrued interest		(32)		—		—	—		—

Emprendimientos Recoleta S.A..	Subsidiary of APSA	Other current receivables		—		—		—	—		22
		Current account payable		—		—		—	—		(4)
		Accrued interest		—		—		90	—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties (continued)

			Income (Loss) included in the statements of income for the year ended June 30,			Balance receivable (payable)as of June 30,
Company	Relation	Description of Transaction / caption	2003	2002 (As restated)	2001 (As restated)	2003	2002 (As restated)
Fibesa S.A..	Subsidiary of APSA.	Other current receivables	—	—	—	9	—
		Current account payable	—	—	—	(2)	(3)
		Other current liabilities	—	—	—	—	—
		Sale and developments	—	—	33	—	—

Futuros y opciones.com..	Subsidiary of Cresud, a shareholder of the Company	Current mortgages and leases receivables, net		—	48		—

Hoteles Argentinos S.A..	Related party	Accrued interests		—	(1,928)		—

Latin American Econetworks N.V..	Equity investee	Rental income		—	233		—
		Sale and developments		—	35		—

Alternativa Gratis S.A..	Related party	Current mortgages and leases receivables, net	—	—	—	5	1
		Accrued interest	—	—	(1)	—	—
		Rental income	—	126	145	—	—
		Sale and developments	—	—	44	—	—

Red Alternativa S.A..	Related party	Current mortgages and leases receivables, net	—	—	—	34	6
		Other current receivables	—	—	—	3	—
		Rental income	119	53	—		—
		Sale and developments	—	—	99		—
		Expenses to be recover	65

Valle de las Leñas S.A.	Equity investee.	Accrued interest	76	—	—	—	—

Llao Llao Resorts S.A.	Equity investee.	Other current liabilities	—	—	—	(425)	—
		Accrued interest	(61)	—	—	—	—

Managers, directors and other staff of the Company.	Related parties(iii)	Other current receivables(personnel loans)	—	—	—	36	205
		Other non-current receivables (personnel loans)	—	—	—	17	167
		Expenses	3	135	394	—	—

Parque Arauco	Shareholder of APSA.	Other current liabilities	—	—	—	(2,155)	—

Goldman Sachs	Shareholder of APSA.	Other current liabilities	—	—	—	(7)	—

Dalor	Minority shareholder of Tarchop S.A., a majorty-owned subsidiary of APSA	Other current liabilities	—	—	—	(173)	—

E-Commerce	Equity investee.	Other current receivables	—	—	—	17	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties (continued)

(i)	On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the “Loan Agreements”). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements is the lesser of (i) variable cost of money for us in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and beared an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million. As of June 30, 2003 the Company suscribed an additional amount of US$ 2.6 million.

(ii)	The Company is a shareholder of BHSA.

(iii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps.53 and Ps. 372 as of June 30, 2003 and 2002, respectively. Such balances are to be repaid via scheduled payroll deductions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

13.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature Between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	5,182	Ps.	1,070	Ps.	1,322	Ps.	3,397	Ps.	11,351	Ps.	—	Ps.	128,134	Ps.	422,409	Ps.	572,865
Mortgages and leases receivable, net		18,070		4,028		1,144		1,085		2,777		11,165		102		—		38,371
Other receivables and prepaid expenses		4,915		1,416		1,158		417		67,396		702		3,539		56,530		136,073

	Ps.	28,167	Ps.	6,514	Ps.	3,624	Ps.	4,899	Ps.	81,524	Ps.	11,867	Ps.	131,775	Ps.	478,939	Ps.	747,309

Liabilities
Trade accounts payable	Ps.	20,774	Ps.	276	Ps.	325	Ps.	975	Ps.	3,609	Ps.	3,455	Ps.	—	Ps.	—	Ps.	29,414
Customer advances		4,842		3,025		2,690		2,389		25,260		150		116		—		38,472
Salaries and social security payable		4,059		639		428		—		—		—		267		-—		5,393
Mortgages payable		—		—		—		2,100		—		—		—		—		2,100
Short and long term debt		70,081		7,108		5,298		(55)		592,104		159		4,843		—		679,538
Taxes payable		4,557		5,134		2		85		74		—		—		1,610		11,462
Other liabilities		7,253		9,503		6,003		560		2,648		157		5,260		4,683		36,067

	Ps.	111,566	Ps.	25,685	Ps.	14,746	Ps.	6,054	Ps.	623,695	Ps.	3,921	Ps.	10,486	Ps.	6,293	Ps.	802,446

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	28,828	Ps.	2,962	Ps.	82,943	Ps.	5,822	Ps.	27,334	Ps.	424,976	Ps.	572,865
Mortgages and leases receivable, net		733		630		306		1,159		34,555		988		38,371
Other receivables and prepaid expenses		1,407		8,172		—		—		10,740		115,754		136,073

	Ps.	30,968	Ps.	11,764	Ps.	83,249	Ps.	6,981	Ps.	72,629	Ps.	541,718	Ps.	747,309

Liabilities
Trade accounts payable	Ps.	—	Ps.	3,609	Ps.	964	Ps.	—	Ps.	24,841	Ps.	—	Ps.	29,414
Customer advances		—		—		1,220		8,222		11,992		17,038		38,472
Salaries and social security payable		—		—		—		—		5,393		—		5,393
Mortgages payable		—		—		—		—		2,100		—		2,100
Short and long term debt		4,174		105,310		40,016		488,144		43,244		(1,350)		679,538
Taxes payable		—		—		—		—		9,778		1,684		11,462
Other liabilities		2,859		—		5,945		—		19,932		7,331		36,067

	Ps.	7,033	Ps.	108,919	Ps.	48,145	Ps.	496,366	Ps.	117,280	Ps.	24,703	Ps.	802,446

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

14.	Restricted assets

(i) In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. While there can be no assurance of success, the Company believes it is likely to prevail on the case and obtain a judgment in its favor.

(ii) In March 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 280 in cash plus US$ 750 to be paid through the transfer of title of the 25% of the apartments to be built on this land. The Company has mortgaged the land in favor of the seller as collateral for the obligations assumed in the acquisition.

(iii) In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company as collateral for the balance owed.

(iv) The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

(v) On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the Company’s obligation to pay a total amount of US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002. As a consequence of that obligation, the Company entered into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. The Trustee shall not in any way transfer, pledge or otherwise assign all or part of the Company’s Shares to any Person and at all times shall vote the Shares in the manner instructed by the Company. Additionally, in no event shall GSEM be granted any rights under the terms of the Trust to request the Trustee to foreclose on the Company’s Shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee. As of June 30, 2003, the Company has fulfilled its obligations to GSEM.

(vi) On December 19, 2001, a subsidiary of APSA (Tarshop S.A.) entered into a guarantee trust agreement with HSBC Participaciones (Argentina) S.A. pursuant to which Tarshop S.A. transferred credit card receivables to the trust as collateral for the obligations assumed with HSBC Bank Argentina S.A. in connection with a Ps. 1.5 million loan granted on November 9, 2000.

(vii) As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements. At June 30, 2003, the Company’s equity investment in that Company amounted to Ps. 14.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

15.	Derivative instruments

From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations.

The Company’s derivative activity during 2003, 2002 and 2001 is presented below:

-	Interest rate swap agreement

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. Prior to the adoption of the new accounting standards, the fair value of the swap agreement had not been recognized in the APSA financial statements. Any differential to be paid or received under this agreement had been accrued and recognized as an adjustment to interest expense in the statements of income. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to which the swap agreement is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards. See also Note 3.d. for details effects of the restatement. The fair market value of the swap agreement amounted to US$ (47.1) million at June 30, 2003. During the year ended June 30, 2003, the Company recognized a gain of Ps. 79.9 million. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

-	Forward-exchange contract to hedge a portion of its net investment in a foreign operation

On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in Brazil Realty. During fiscal year 2001, the Company recognized a loss of Ps. 0.67 million relating to this contract.

-	Foreign currency forward-exchange contracts

During fiscal years 2001 and 2002, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing in September 2001. The Company recognized a net gain of Ps. 5.9 million and Ps. 0.45 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

15.	Derivative instruments (continued)

- Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 29.3 million with maturities through August 2001. As of June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statements of income. The related accrued receivable or payable was included as an adjustment to interest payable. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to the swap agreements is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards.

16.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. As a result of the economic measures issued by the Argentine government, the mortgages receivables transferred to the trust as well as the certificates issued by the trust were converted into Argentine pesos at the exchange rate of Ps.1 per US$ 1. In addition, such balances are being adjusted by CER or “coeficiente de estabilización de referencia”, an adjusting index that approximates inflation.

17.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

17.	Tarshop credit card receivables securitization (continued)

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts in exchange for Ps. 80.6 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

18.	Income taxes

As described in Note 4.p, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Income tax (benefit) expense for the years ended June 30, 2003, 2002 and 2001 consists of the following:

	2003		2002 (As restated)		2001 (As restated)
Current income tax expense (benefit)	Ps.	3,532	Ps.	8,474	Ps.	3,528
Deferred income tax benefit (expense)		(4,938)		(6,244)		(41,311)

Income tax expense (benefit)	Ps.	(1,406)	Ps.	2,230	Ps.	(37,783)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	Balances at beginning of year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(6,300)	Ps.	1,881
Accounts receivable		(517)		6,368
Other receivables and prepaid expenses		—		971
Inventory		1,270		12
Fixed assets		(1,590)		(12,978)
Intangible assets		(395)		(1,881)
Short-term and long-term debt		20,047		13,488
Other liabilities		264		5,152
Tax loss carryforwards		168,683		97,189
Valuation allowance		(178,760)		(45,675)

Net deferred income tax asset (liability)	Ps.	2,702	Ps.	64,527

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

18.	Income taxes (continued)

Income tax (benefit) expense for the years ended June 30, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax (loss) income as a result of the following:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Pretax income (loss)		285,039		(541,493)		(79,612)
Statutory income tax rate		35%		35%		35%
Income tax (benefit) expense at statutory tax rate on pretax (loss) income	Ps.	99,764	Ps.	(189,523)	Ps.	(27,864)
Non-deductible expenses		8,538		2,734		1,689
Net loss (gain) in related companies net of intercompany transactions		56,901		(38,689)		26,819
Change in valuation allowance		(133,085)		134,510		(7,441)
Inflation adjustment, net of impairment effect		(12,925)		95,109		—
Others, net		(20,599)		(1,911)		(30,986)

Income tax (benefit) expense	Ps.	(1,406)	Ps.	2,230	Ps.	(37,783)

As of June 30, 2003, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 277.6 million, which expire at various dates beginning 2004 and ending 2006.

19.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,064		—		—
Foreign currency exchange gain		(72,999)		—		—
Income tax effects		20,627		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	248,137	Ps.	(543,723)	Ps.	(41,830)

Denominator:
Weighted-average number of shares outstanding	Ps.	209,840	Ps.	207,412	Ps.	204,189
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		229,209		—		—

Adjusted weighted-average number of shares	Ps.	439,049	Ps.	207,412	Ps.	204,189

Basic and diluted EPS:
Basic EPS	Ps.	1.37	Ps.	(2.62)	Ps.	(0.20)
Diluted EPS	Ps.	0.57	Ps.	(2.62)	Ps.	(0.20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

20.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2003	2002 (As restated)	2001 (As restated)
Cash and banks	87,182	27,903	11,833
Current investments	139,105	41,348	100,804

Total cash and banks and current investments as per balance sheet	226,287	69,251	112,637
Less: Items not considered cash and cash equivalents
- Mutual funds	29,741	—	15,221
- Government bonds	3,124	—	14,402
- Retained interest in transferred mortgages receivable	1,324	—
- Retained interest in transferred credit card receivable	4,719	—
- Banco Hipotecario S.A.	—	12,946	23,655
- Telecom Argentina S.A.	—	27,928	19,497
- Commercial bonds	—	—	1,589
- Other investments	37	—	886

Cash and cash equivalents as shown in the statement of cash flows	187,342	28,377	37,387

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.o., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

I.	Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Reconciliation of net income (loss):

	Year ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Net income (loss) under Argentine GAAP	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 21.I.(b))		8,560		(154,486)		92,100
Accounting for marketable securities (Note 21.I.(c))		(8,857)		(4,188)		23,878
Accounting for derivatives and hedging activities (Note 21.I.(d))		—		(7,586)		—
Accounting for options to acquire marketable securities (Note 21.I.(e))		—		—		17,491
Non-contributory management stock ownership plan (Note 21.I.(f))		(38,941)		(12,980)		(17,618)
Depreciation of fixed assets (Note 21.I.(g))		(2,396)		9,342		(2,605)
Pre-operating and organization expenses (Note 21.I.(h))		5,175		1,736		(827)
Depreciation and amortization expense (Notes 21.I.(i) and (k))		4,795		134		134
Securitization accounting (Note 21.I.(j))		5,469		(2,264)		—
Present-value accounting (Note 21.I.(l))		(8,026)		—		—
Restoration of previously recognized impairment losses (Note 21.I.(m))		(25,384)		—		—
Accounting for convertible notes (Note 21.I.(n))		(10,468)		—		—
Reversal of gain recognized on trouble debt restructuring (Note 21.I.(o))		(30,153)		—		—
Deferred charges (Note 21.I.(q))		213		—		—

Carry forward	Ps.	186,432	Ps.	(714,015)	Ps.	70,723

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income (loss):

	Year ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Brought forward	Ps.	186,432		(714,015)		70,723
Amortization of fees related to APSA senior notes (Note 21.I.(r))		503		—		—
Software obtained for internal use (Note 21.I.(s))		129		—		—
Accounting for changes in interest in consolidated affiliated companies (Note 21.I.(t))		(20)		—		—
Deferred income tax (Note 21.I.(u))		1,646		(32,743)		(45,555)
Minority interest (Note 21.I.(v))		2,558		15,288		(2,667)

Net income (loss) under US GAAP	Ps.	191,248	Ps.	(731,470)	Ps	22,501

Earnings per share under US GAAP (Note 21.II.(k):
Basic net income (loss) per common share	Ps.	0.91	Ps.	(3.53)	Ps.	0.11
Diluted net income (loss) per common share	Ps.	0.47	Ps.	(3.53)	Ps.	0.11

Reconciliation of shareholders’ equity:

	As of June 30,
	2003		2002 (Restated)
Total shareholders’ equity under Argentine GAAP	Ps.	809,186	Ps.	522,720
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 21.I.(b))		(2,214)		(81,452)
Depreciation of fixed assets (Note 21.I.(g))		(5,617)		(3,221)
Pre-operating and organization expenses (Note 21.I.(h))		(1,610)		(3,358)
Mortgage payable with no stated interest rate (Note 21.I.(i))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 21.I.(k))		20,813		(3,697)
Depreciation and amortization expense (Note 21.I.(i) and (k))		698		637
Securitization accounting (Note 21.I.(j))		(2,199)		(3,309)
Present-value accounting (Note 21.I.(l))		(8,026)		—
Restoration of previously recognized impairment losses (Note 21.I.(m))		(25,384)		—
Accounting for convertible notes (Note 21.I.(n))		25,723		—
Reversal of gain recognized on trouble debt restructuring (Note 21.I.(o))..		(30,153)		—
Appraisal revaluation of fixed assets (Note 21.I.(p))..		(3,953)		—
Amortization of fees related to APSA senior notes (Note 21.I.(r))		(999)		—
Software obtained for internal use (Note 21.I.(s))		(186)		—
Deferred income tax (Note 21.I.(u))		(227,977)		(66,078)
Minority interest (Note 21.I.(v))		84,620		10,037

Shareholders’ equity under US GAAP	Ps.	630,693	Ps.	370,250

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2003		2002
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	370,250	Ps.	986,537

Amortization of deferred compensation expense		38,941		12,980
Conversion of debt into common shares		21		—
Additional paid-in-capital		23,524		—
Foreign currency translation adjustment		—		112,399
Unrealized gain (loss) on available-for-sale securities		5,669		(8,495)
Unrealized gain (loss) on retained interest in securitization programs		1,049		(646)
Unrealized loss on available-for-sale securities on equity investees		(9)		(1,055)
Net income (loss) under US GAAP		191,248		(731,470)

Shareholders’ equity under US GAAP at the end of the year	Ps.	630,693	Ps.	370,250

(a)	Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.d, effective July 1, 2002 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net (loss) income for the years ended June 30, 2002 and 2001 and of consolidated shareholders’ equity as of June 30, 2002.

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 8.6 million, Ps. (154.4) million and Ps. 92.1 million for the years ended June 30, 2003, 2002 and 2001, respectively. As discussed in Note 3.b.(iii), early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional ownership / interest. As such, the Company changed the method of accounting from the equity method to the consolidation as from July 1, 2002. As a result, the 2003 US GAAP adjustments related to APSA are reflected on separate reconciling items and were not included as part of this adjustment.

As discussed in Note 3.d, the Company and its subsidiaries adopted new accounting standards effective July 1, 2002. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes on a retroactive basis. As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

Following is a description of the significant differences between Argentine GAAP and US GAAP, as they relate to the Company’s equity investees, after the abovementioned change in accounting principles:

(i)	Foreign currency translation adjustments

Under Argentine GAAP, financial statements of foreign unconsolidated equity investees were translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involved the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates were used for the translation of the accounts, which made up the results of the periods. The net gain on translation was included within “Financial results, net”, as gain / (loss) on exposure to inflation.

Under US GAAP, financial statements of foreign unconsolidated subsidiaries were translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation”. Under SFAS No. 52, there are two methods of translation: the current rate method and the monetary/non-monetary method.

- In the case of foreign subsidiaries whose local currency is the functional currency, the current rate method of translation is used. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates are applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity. The Company applied the current rate method to translate financial information of its Brazilian equity investee. As discussed in Note 3.g., the Company sold its equity ownership interest in its Brazilian subsidiary effective February 28, 2002.

- In the case of foreign subsidiaries operating in economies designated as highly inflationary, pursuant to SFAS No. 52 and Emerging Issues Task Force (“EITF”) D-55, “Determining a Highly Inflationary Economy”, the monetary/non-monetary method of translation is used. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates are applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which are translated using historical exchange rates. Translation adjustments are included in the consolidated statement of income. The Company applied the monetary / non-monetary method to translate financial information of its Venezuelan equity investee. As discussed in Note 3.g., the Company sold its equity ownership interest in its Venezuelan subsidiary effective December 18, 2000.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

(ii)	Accounting for mandatorily redeemable convertible securities

As discussed in Note 3.f., on December 27, 2000, the shareholders of ITNV entered into an agreement with the Investors, under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. On or after December 27, 2005, ITNV is required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

Under Argentine GAAP, the issuance of preferred stock by ITNV to the Investors decreased the Company’s percentage of ownership in ITNV from 62% to 49% and the value assigned to the ITNV’s preferred stock issued under the transaction was substantially more than the Company’s carrying amount per share of ITNV stock, thus triggering a change in the Company’s interest in ITNV. The change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV was and continued to be in a development stage and the recoverability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

Under US GAAP, the issuance of preferred stock by ITNV to the Investors did not change the Company’s percentage of ownership in ITNV as the Series A mandatorily redeemable convertible stock was recorded as temporary equity in ITNV and is being accreted to its redemption value. Accretion was included in minority interest as a charge against income. In relation with the options granted, at June 30, 2003, exercise price exceeds the fair market value and, accordingly, no compensation expense has been recognized.

(iii)	Other US GAAP adjustments

Other significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the deferral of certain pre-operating, organization and advertising expenses under Argentine GAAP which are expensed as incurred under US GAAP; (ii) the accounting for web site development costs in accordance with EITF No. 00-02; (iii) differences between SFAS No. 109 and RT 17 in accounting for deferred income taxes; and (iv) the accounting for available-for-sale securities.

(c)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of operations.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Specific identification was used to determine cost in computing realized gain or loss. The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, during fiscal years 2002 and 2003, the Company recognized in earnings unrealized holding losses amounting to Ps. 51,405 and Ps. 7,697, respectively.

During the years ended June 30, 2003, 2002 and 2001, proceeds from the sale of available-for-sale securities were Ps. 299.2 million, Ps. 5.2 million and Ps. 47.6 million, respectively. Gross realized (loss) gain was Ps. (6.6) million, Ps. (16.9) million and Ps. 3.5 million for the years ended June 30, 2003, 2002 and 2001, respectively.

The Company’s investments consist of the following (in thousands):

					Gross Unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2001
Dolphin Fund	Ps.	12,862	Ps.	15,221	Ps.	2,359	Ps.	—
BHSA		64,460		56,665		—		7,795
Telecom Argentina		20,296		19,497		—		799
Pérez Companc		1,005		881		—		124
Bocon PRO 1		15,503		14,402		—		1,101

	Ps.	114,126	Ps.	106,666	Ps.	2,359	Ps.	9,819

June 30, 2002
Dolphin Fund	Ps.	31,198	Ps.	27,926	Ps.	—	Ps.	3,272
BHSA (i)		68,693		17,288		—		51,405

	Ps.	99,891	Ps.	45,214	Ps.	—	Ps.	54,677

June 30, 2003
Dolphin Fund	Ps.	31,198	Ps.	29,738	Ps.	—	Ps.	1,460
BHSA		16,913		23,678		6,765		—
O’higgins Fund (i)		8,460		7,450		—		1,010
Morgan Stanley FCI (i)		27,019		26,333		—		686
Citibank Fund (i)		12,941		9,863		—		3,078
Río Bank Fund (i)		1,538		1,536		—		2
Optium Fund		714		717		3		—
Raymond Fund		2,417		2,417		—		—
ABN- Asset Management		1,534		1,540		6		—
Deutche Fund (i)		20,198		17,277		—		2,921
Other mutual funds		5,299		5,314		15		—
Government bonds		1,330		1,620		290		—

	Ps.	129,561	Ps.	127,483	Ps.	7,079	Ps.	9,157

(i)	The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities

As discussed in Note 15, from time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

As discussed in Note 3.d., effective July 1, 2002 the Company adopted new accounting standards. Pursuant to this adoption, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2003 and 2002 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP. As discussed below, the income statement difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation for the year ended June 30, 2002 relates to a foreign forward-exchange contract entered into by the Company in the past to hedge a portion of its net investment in its foreign operations.

On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as a economic hedge of a portion of its net investment in its Brazilian subsidiary. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of its net investment in foreign operations. Under Argentine GAAP, gains and losses under this contract were recognized in earnings. Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income (OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 did not have any impact on the Company’s financial position and results of operations. Prospectively, under US GAAP, the entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative’s changes in fair value, however, must be recorded in current earnings. As discussed in Note 3.g, the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities (continued)

Additional disclosure requirements

The Company’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

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

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting, for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

(e)	Accounting for options to acquire marketable securities

As discussed in Note 5.b.(i), in February 1999 the Company acquired 3,697,500 options to purchase certain marketable securities for Ps. 4.0 million in cash, of which 1,000,000 were sold in June 2001 for a total consideration of Ps. 3.5 million, resulting in a gain of Ps. 2.5 million. Under Argentine GAAP, these options were originally recorded at cost adjusted for inflation as described in Note 3.c. As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the options are carried at their fair market value on the consolidated balance sheet. Changes in the option’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis. As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP.

Under US GAAP, the Emerging Issues Task Force (“EITF”) reached a consensus in EITF No. 96-11 “Accounting for Forward Contracts and Purchased Options to Acquire Securities covered by FASB Statement No. 115”, that forward contracts and purchased options with no intrinsic value at acquisition that are entered into to purchase securities, requiring physical settlement of the securities and that will be accounted for under Statement No. 115, should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by Statement No. 115 for that category of securities. Accordingly, options were designated as available-for-sale securities and recorded at fair value with unrealized gains and losses excluded from income and reported as a separate component of shareholders’ equity. In addition, the time value component of the cost of such options was amortized over the life of the respective options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Accounting for options to acquire marketable securities (continued)

As discussed in Note 19.I.(d), the Company adopted SFAS No. 133 and its corresponding amendments on July 1, 2000. SFAS No. 133 partially nullified EITF 96-11 and stated that if the asset to which the underlying to the derivative contract is readily convertible to cash, the related options addressed in EITF 96-11 are derivative instruments within the scope of SFAS No. 133. As such, purchased options that are derivatives subject to SFAS No. 133 should be recognized as assets and measured at fair value. SFAS No. 133 addresses the accounting for changes in the fair value of a derivative. The accounting for changes in the fair value (that is gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. The Company has not designated this derivative-type contract as a hedge. As such, gains and losses should be recognized currently in earnings.

The difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation relates to the different accounting treatment followed under US GAAP prior to the adoption of SFAS No. 133. Upon adoption, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect type adjustment of Ps. 17.5 million gain (Ps. 23.0 million net of tax) in earnings during the year ended June 30, 2001 to reclassify the cumulative amount reported in OCI at June 30, 2000.

(f)	Noncontributory management stock ownership plan

As discussed in Note 6.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”). On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

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

Under Argentine GAAP, the Company accounted for the issuance of the Participation Shares at the price of Ps. 1.0 per share. Consequently, no compensation expense was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Noncontributory management stock ownership plan (continued)

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement gave the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and is being amortized on a straight-line basis over 7 years. The Company recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

On May 31, 2001, the Company entered into a Confidential Separation Agreement and General Release (the “Agreement”) with its Chief Financial Officer (the “CFO”) pursuant to which the Company and the CFO set forth therein their mutual agreement with respect to all matters relating to the CFO’s resignation and cessation of employment with the Company and the CFO’s release of claims upon the terms set forth therein. The CFO formed part of one of the eight members of management who had been granted restricted shares pursuant to the NMSOP.

Pursuant to the Agreement, the Company accelerated the vesting of all of the restricted shares so as to allow the CFO to sell the shares as part of its termination settlement. On May 24, 2001, the CFO entered into a Purchase Agreement (the ‘Purchase Agreement”) with one of the principal shareholders of the Company and also a Beneficiary under the EPA, pursuant to which the CFO sold its respective shares in the Trust at a fixed price per share below the fair market value per share at the date of the Purchase Agreement. Therefore, no additional compensation cost was recognized.

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Noncontributory management stock ownership plan (continued)

Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) is less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost is to be recognized on the modification. However, the unearned compensation expense should be recognized to expense on the date the accelerated vesting occurs. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 12,980 and Ps. 17,618 for the years ended June 30 2002 and 2001, respectively.

As discussed in Note 6.e., at June 30, 2003 all the shares held by the trust had been sold and proceeds distributed to the beneficiaries. As a result, during the year ended June 30, 2003 the Company recognized in earnings the remaining portion of unearned compensation expense amounting to Ps. 38,941. No additional compensation cost was recognized since the award’s intrinsic value on the modification date was less than the award’s intrinsic value on the original measurement date.

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income (loss) under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003		Year ended June 30, 2002		Year ended June 30, 2001
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net income (loss)	191,248	194,621	(731,470)	(730,346)	22,501	24,027
Net income (loss) before accounting changes	191,248	194,621	(731,470)	(730,346)	(519)	1,007
Basic net income (loss) per share	0.911	0.927	(3.53)	(3.52)	0.11	0.12
Basic net income (loss) per share before accounting changes	0.911	0.927	(3.53)	(3.52)	(0.003)	0.005
Diluted net income (loss) per share	0.47	0.48	(3.53)	(3.52)	0.11	0.12
Diluted net income (loss) per share before accounting changes	0.47	0.48	(3.53)	(3.52)	(0.003)	0.005

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Depreciation of fixed assets

Under Argentine GAAP, the Company depreciates office and apartment buildings over 50 years. For US GAAP purposes, determination of the useful lives of assets is judgmental and considers such factors as the condition and age of the buildings, the type of construction and the effects of usage by its owners or tenants. Accordingly, for US GAAP purposes, buildings would have been depreciated using an estimated useful life of 40 years.

As discussed in Note 4.e., during the year ended June 30, 2003 the Company recognized an impairment charge relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustment for the year ended June 30, 2002 also includes the partial reversal of such impairment.

(h)	Pre-operating and organization expenses

Under Argentine GAAP, the Company has capitalized certain expenses incurred relating to pre-opening activities and/or organization of subsidiaries and other expenses incurred in connection with project evaluations. These expenses are amortized on a straight-line basis over a 3/5-year period commencing upon the launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

(i)	Mortgage payable with no stated interest

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt (calculated at Ps. 2,029 as of the date of issuance). This mortgage was fully repaid in November 1996. This adjustment gives rise to differences in depreciation expense.

(j)	Securitization accounting

As discussed in Notes 16 and 17, the Company has entered into securitization programs, through which the Company sold a portion of its mortgage receivable and credit card balances to trusts that issued certificates to public and private investors.

Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Certain expenses associated with the securitization of credit card receivables were capitalized and are being amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Securitization accounting (continued)

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments Of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). The retained interests in mortgage and credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. A loss of Ps. 7.3 million was recognized from the sale of mortgages receivables during the year ended June 30, 2002.

SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, the Company recognized in earnings during fiscal year 2003 unrealized holding losses amounting to Ps. 841.

The following summarizes the Company’s securitization activity:

	Year ended June 30, 2003		Year ended June 30, 2002
Proceeds from securitizations	Ps.	—	Ps.	18,761
Servicing fees received (i)		—		200

(i)	As from April 1, 2002, the Company is no longer the servicer on the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2003 and 2002:

	Cost		Estimated unrealized loss		Fair value
Balance at June 30, 2001	Ps.	—	Ps.	—	Ps.	—
Retained interest in portfolios sold		4,672		—		4,672
Unrealized loss		—		(1,045)		(1,045)

Balance at June 30, 2002	Ps.	4,672	Ps.	(1,045)	Ps.	3,627
Incorporation of APSA (i)		5,194		(2,376)		2,818
Unrealized net gain (ii)		—		858		858

Balance at June 30, 2003	Ps.	9,866	Ps.	(2,563)	Ps.	7,303

(i) Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related unrealized loss was recognized by APSA in earnings during fiscal year 2002.

(ii) Net of unrealized holding losses recognized in earnings during fiscal year 2003 amounting to Ps. 841.

As of June 30, 2003 and 2002, the gross net unrealized loss has been offset by a deferred tax benefit of Ps. 897 and Ps. 366, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2003, the estimated cash flows have been discounted at 16% for mortgage receivables and 35% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate	Ps.	(754,167)	Ps.	(1,439,671)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The Company’s managed mortgage and credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables ecuritizations on the consolidated balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. Accordingly, the fair market value of assets and liabilities acquired is estimated and the excess of the purchase price over the fair value, if any, is considered goodwill. In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average remaining useful lives of the assets acquired. Under Argentine GAAP, such excess is classified as negative goodwill in the consolidated balance sheet. Under US GAAP, such excess would have been allocated to reduce the carrying value of the assets acquired.

The US GAAP adjustment reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities, and is comprised of adjustments to goodwill and negative goodwill balances recorded under Argentine GAAP.

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. As described in Note 21.II.(j), the Company adopted SFAS No. 142 effective at the beginning of fiscal year 2003. As required by this standard, under US GAAP the Company discontinued amortization of goodwill as from July 1, 2002. As a result, the 2003 US GAAP income adjustment primarily includes the reversion of the amortization charge recorded under Argentine GAAP.

(l)	Present-value accounting

As indicated in Note 4.k, under Argentine GAAP, certain other receivables and liabilities have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Additionally, as mentioned in Note 5 i. (iv), the Company has recorded a gain on early redemption of debt totaling Ps. 10.7 million. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(m)	Restoration of previously recognized impairment losses

As discussed in Notes 4.(ii).c), and 4.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset.

(n)	Accounting for convertible notes

As discussed in Note 11, in November 2002 the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Accounting for convertible notes (continued)

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that all of the unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants amounting to Ps. 61,268 would be recognized as additional paid-in capital and any unamortized discount would be immediately recognized as interest expense.

(o)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 5.i., in November 2002 the Company completed the refinancing of the Loan Agreement and the IRSA Notes. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expensed).

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

(q)	Deferred charges

Under Argentine GAAP, APSA has capitalized certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

(r)	Amortization of fees related to the APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to the APSA Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 10(i), APSA redeemed a portion of its Senior Notes during fiscal years 2003. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

(s)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. During the year ended June 30, 2003 the Company reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.1 million, related to costs that were capitalized under Argentine GAAP in prior years.

(t)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference respect the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 17.II.(b), for the income statement classification difference of this gain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(u)	Deferred income tax

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(v)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

In addition, under Argentine GAAP the Company has recognized the net deferred tax asset amounting to Ps. 64.5 million and 2.7 million at June 30, 2003 and 2002, respectively, as a non-current other receivable and a non-current liabilities. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2003 and 2002, Ps. 11.5 million and Ps. 1.6 million, respectively, would have been classified as current assets, and Ps. 53.0 million and Ps. 1.1 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income (loss) or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of operations classification differences

Gross revenue tax

As indicated in Note 3.d., the Company adopted the provisions of RT 19 effective July 1, 2002. RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 206.6 million, Ps. 134.8 million and Ps. 219.6 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Operating income (loss)

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

In addition, (i) certain financial results and other income and expense items included in the Argentine GAAP financial statements of the Company, would be included in the determination of operating income (loss) under US GAAP and (ii) certain gains (losses) on the sale of real estate properties and equity investees were included as operating income (expense) under Argentine GAAP while they should be recognized as separate line items and designated as non-operating income (expenses) under US GAAP.

Accordingly, operating income (loss) under US GAAP would have been Ps. 10.8 million, Ps. (35.4) million and Ps. 19.8 million for the years ended June 30, 2003, 2002 and 2001, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Statement of operations classification differences (continued)

Extraordinary items

As discussed in Note 21.I.(t), during 2003 APSA acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 146 would have been recognized as an extraordinary item.

(c)	Statement of changes in shareholders’ equity classification differences

As discussed in Note 6.b., from time to time the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. At June 30, 2000 treasury shares totaled 6,236,762. During fiscal year 2001, the Company repurchased 19,079,995 outstanding shares of common stock for a total consideration of Ps. 90.4 million. During fiscal years 2001 and 2003, the Company distributed 20,729,472 and 4,587,285 treasury shares, respectively, on a pro rata basis to its shareholders. Under Argentine GAAP, the Company recorded the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation of segment information since the Company already disclosed this information in prior years. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 7 for details.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next five years, as of June 30, 2003, are as follows:

2005	Ps.	87,286
2006		17,639
2007		166,133
2008		321,046

	Ps.	592,104

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease revenue information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2003, 2002 and 2001.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Operating leases (continued)

- Operating lease expense information (continued):

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the year ended June 30, 2003 were contingent rentals of Ps 10.8 million.

The Company leases office space under cancelable operating leases that expire on various dates through January 2004. Rent expense is recognized ratably over the lease term. Rent expense for the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 1.0 million, Ps. 0.6 million and Ps. 1.3 million, respectively.

(g)	Disclosure of related party transactions

The following disclosures of transactions with related parties are required under US GAAP:

-	Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the “Employment Agreements”) with Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang and Oscar P. Bergotto (collectively herein referred to as the “Employees”), pursuant to which each such person will serve in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees will each be entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company’s shareholders at an extraordinary shareholders’ meeting on April 7, 1998.

-         APSA loan: On July 20, 2001, Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of our respective loans to the payment of APSA’s senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (I) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal of these loans was Ps. 43.6 million. In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to our subscription for US$27.2 million of APSA’s convertible notes. From May, 2002 to August 20, 2002 the interest rate on such loans was 10%.

- Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed for US$ 27.2 million convertible notes issued by APSA. Furthermore, in January 2003, the Company purchased US$ 2.6 million Convertible Notes issued by APSA. At June 30, 2003, the Company owned 54.79% of APSA’s common shares. Immediately following APSA’s offering (assuming the Company exercise its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA’s other bondholders), the Company would own 80.4 % of APSA’s common shares. In the case all shareholders exercise their conversion rights and the Company exercise them as well, the Company would own 58.4% of APSA’s common stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Repurchase Agreement with APSA: On February 17, 2003, the Company and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which the Company and Parque Arauco Argentina S.A. granted to such company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Notes and Ps. 5.0 million nominal value of Class B-2 Notes with Parque Arauco Argentina S.A. The agreement is likely to be renewed upon expiration.

- Purchase of the Company´s shares by Cresud: As of June 30, 2003, Cresud invested in shares of the Company for a total amount of Ps. 133.6 million, resulting in a 22.65 % ownership at June 30, 2003. Eduardo S. Elsztain, and Saúl Zang, are Chairman, First and Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company. They are also Chairman and Vice-Chairman, respectively, of the Board of Directors of Cresud. Mr. Eduardo S. Elsztain and Saúl Zang are also shareholder of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds have already been received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company´s Convertible Notes. As of June 30, 2003, 22.65 % of the Company´s common shares are property of Cresud and no conversion was executed by this company. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Cresud would own 58.5% of its common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 39.9% of the Company common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company´s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 6.e. for further detail.

- Donations: During the years ended June 30, 2003, 2002, and 2001, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 3.3 million, Ps. 0.1 million and Ps. 2.1 million, respectively. Eduardo S. Elsztain is the President of these organizations.

- Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, Chairman of the Company, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, the Company´s Chief Commercial Officer, and certain of his relatives. Rental expense incurred during the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 200, Ps. 274 and Ps. 314, respectively.

The Company leased office space to Cresud until December 2001. Eduardo Elsztain, Marcelo Mindlin and Saul Zang, Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company are directors of Cresud. Mr. Eduardo Elsztain is also shareholder of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 165 and Ps. 370 for the year ended June 30, 2002 and for the period ended June 30, 2001, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A y Dolphin Interventures S.A. The first agreement expires in January 2004 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve – month periods. The leases are for monthly rents of Ps. 9.5 and Ps. 8.3, respectively.

The Company leases to Tarshop the seventh floor of the Company’s property located in Suipacha 664. Monthly rent income amounts to Ps. 3.7 and the lease agreement expires on August 10, 2004.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end. Unrealized gains and losses related to investment funds are included in financial results, net, in the consolidated statements of operations.

The amounts relating to the Company’s net gain on holding Dolphin Fund investments for the years ended June 30, 2003, 2002 and 2001 are Ps. 13.1, million, Ps. 28.2 million and Ps. 3.3 million, respectively.

- Investment in Banco Hipotecario S.A.: As of June 30, 2003 the Company owns 6.4% of Banco Hipotecario S.A. Additionally, as of the same date the Company owns 2,697,500 options to purchase Banco Hipotecario S.A.´s American Depositary Shares (ADS). Each option represents the right to purchase 100 ADS´s at an exercise price of Ps. 7 per ADS. These options are exercisable through February 2, 2004. Some of the Company’s directors are also directors of Banco Hipotecario S.A.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, as of June 30, 2003, the Company and APSA provide corporate services in the areas of institutional relations, finance and human resources to the Company and Cresud.

In the future and in order to continue with the Company´s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which the Company share corporate services with APSA and Cresud. The Company’s chairman and vice-chairman are also chairman and vice-chairman of Cresud.

- Legal services: During the years ended June 30, 2003, 2002 and 2001, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.4 million, Ps. 0.5 million and Ps. 1.1 million for legal services. Saúl Zang and Ernesto M. Viñes, directors of the Company, and Salvador D.Bergel and Juan C. Quintana Terán, alternate directors of the Company, are partners of the law firm.

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 21.II.(i) for details of concentration of credit risk.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumption used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2003 and 2002 are as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2003 and 2002, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 7.3 million and Ps. 3.6 million, respectively.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2003 and 2002 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

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

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2003, the fair market value of the swap agreement was Ps. (131.8) million. The swap agreement is carried at fair market value on the balance sheet.

Seller financing

The fair value of the seller financing is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

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

The Company’s accounts receivable are primarily derived from real estate revenues from customers and credit card receivables. The Company is not dependent on any single customer.

Accounts receivable derived from real estate revenues, are related to mortgages to individuals in connection with its sales of residential properties. These properties are located principally in Buenos Aires, Argentina. The Company is subject to credit risk in the event of non-performance by the counterparties to the mortgages; however, in the opinion of management, the values of the properties that collateralize the mortgages are presently adequate to protect the Company from material losses resulting from such non-performance. The company has not experienced any significant losses resulting from non-performance of any counterpart to the mortgage contracts.

Additionally, credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts.

The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgement; historically such losses have not been significant and within management’s expectations.

As of June 30, 2003 the Company has sold credit card receivables of Ps. 146.1 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 7.3 million (equity value) and a Ps. 0.7 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company adopted the provisions of SFAS No. 142 effective July 1, 2002. Therefore, the Company discontinued amortization of goodwill as from the beginning of fiscal year 2003 and performed the required impairment tests. As a result of such analysis, no impairment loss has been recognized at June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2003. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure and measurement requirements of FIN 45. The adoption of the recognition provisions did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for fiscal year 2003. Adoption of this statement has not affected the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133. Therefore, the Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated results of operations or financial position.

(k)	Earnings per share

As described in Note 3.d, under Argentine GAAP the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 19 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 4.y, for details.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As disclosed in Note 19, in calculating diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have 128,577 shares. Diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, using the treasury-stock method, would have been Ps. 0.73.

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Earnings per share (continued)

	Year ended June 30,
	2003		2002		2001
Numerator:
Net income (loss) available to common shareholders	Ps.	191,248	Ps.	(731,470)	Ps.	22,501
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		17,166		—		—
Foreign currency exchange gain		(65,633)		—		—
Income tax effects		16,963		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	159,744	Ps.	(731,470)	Ps.	22,501

Denominator:
Weighted-average number of shares outstanding		209,840		207,412		204,189
Plus: incremental shares of assumed conversions:
Warrants (i)		13,973		—		—
Convertible Notes		114,603		—		—

Adjusted weighted-average number of shares		338,416		207,412		204,189

Earnings per share under US GAAP:
Basic net income (loss) per common share	Ps.	0.91	Ps.	(3.53)	Ps.	0.11
Diluted net income (loss) per common share	Ps.	0.47	Ps.	(3,53)	Ps.	0.11

(i) Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

As discussed in Note 21.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 146 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.0007 and Ps. 0.0004, respectively.

As discussed in Note 21.I.(e), under US GAAP the Company recorded a cumulative-effect type adjustment of Ps. 23.0 million gain during fiscal year 2001 related to the adoption of SFAS No. 133. The effect of the accounting change on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2001 amounts to Ps. 0.113. Under US GAAP, basic and diluted net income per common share for the year ended June 30, 2001 considering a retroactive application of a change in accounting principles would have been Ps. (0.003).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations. A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed the economy.

Risks associated with office and other buildings leases: The Company’s lease revenues from its real estate operations may be adversely affected by (I) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (vii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company’s ability to attract and retain desirable tenants.

Risks associated with development properties activities: Include (I) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

Risks associated with the hotel industry. The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (I) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Risks and uncertainties (continued)

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company’s shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues due to the economic recession.

Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease. The exercise of such rescission rights could materially and adversely affect the Company.

Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, changes in general Argentine economic conditions, including, but not limited to, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies could have an adverse effect on the Company.

E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company’s internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company’s online service brands, the rejection of the Company’s services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

(m)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. As described in Note 3.d, the Company and its subsidiaries adopted new accounting standards on July 1, 2002. Pursuant to this adoption, the Company has restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. Information presented below has also been restated to conform to the current year presentation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Summarized financial information of unconsolidated equity investees (continued)

The Company’s share of the income (loss) of these affiliates was Ps. (12.9) million in 2003, Ps. 0.01 million in 2002 and Ps. 0.9 million in 2001, and its investment in these companies totaled Ps. 21.1 million and Ps. 363.0 million at June 30, 2003 and 2002.

Summarized financial information of the Company’s significant equity investees (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2002		2001
	APSA (i)		APSA (i)		Brazil Realty (ii)
Current assets	Ps.	56,178	Ps.	180,196	Ps.	111,443
Non-current assets		1,144,861		1,217,687		362,957

Total assets		1,201,039		1,397,883		474,400

Current liabilities		90,936		207,868		96,760
Non-current liabilities		411,398		468,872		93,146

Total liabilities		502,334		676,740		189,906

Minority interest		17,290		22,257		—
Shareholders´ equity		681,415		692,767		284,494

Sales		195,966		266,048		149,569
Gross profit		104,896		161,711		77,769
Net (loss) income	Ps.	(11,352)	Ps.	(7,417)	Ps.	28,440

(i) As discussed in Note 3.b, APSA is included in the Company’s financial statements on a consolidated basis in fiscal year 2003.

(ii) The Company sold its equity interest in Brazil Realty in February 2002.

(n)	Capitalized interest

No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001 under both Argentine and US GAAP.

(o)	Consolidation under US GAAP

As from June 30, 2000, the Company has a 50% equity interest in LLR. Under Argentine GAAP, the Company did not consolidate LLR for any of the periods presented. For US GAAP purposes, and, in view of the guidance in SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries” and Rules 1-02 and 3A-02 of Regulation S-X of the Securities and Exchange Commission, the Company possesses a controlling financial interest in LLR regardless of its 50% ownership interest. Accordingly, consolidation is appropriate under US GAAP.

In addition, the Company’s investment in ITNV was not consolidated under Argentine GAAP for any of the periods presented as the Company has a 49% equity interest in such company. Under US GAAP, this investment would be consolidated considering that the issuance of mandatorily redeemable preferred stock did not change the Company’s ownership interest (See Note 21.I.(b) (ii) for details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Consolidation under US GAAP (continued)

As discussed in Note 3.b.(iii), early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional shares and convertible notes. As such, the Company changed the method of accounting from the equity method to the consolidation as from July 1, 2002. APSA has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the trust, which have not been sold to third parties, are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue (“EITF”) No. 96-20, “Impact of SFAS No. 125 on Consolidation of Special Purpose Entities” considering the criteria established by this standard for precluding consolidation are not met.

Presented below is the consolidated condensed information of the Company at June 30, 2003 and 2002 giving effect to the above-mentioned consolidation:

	2003
	Company	LLR	ITNV	SPE	Elimination	Consolidated
Current assets	288,603	10,871	5,868	19,714	(5,701)	319,355
Non-current assets	1,764,361	31,706	1,598	37	(15,529)	1,782,173

Total assets	2,052,964	42,577	7,466	19,751	(21,230)	2,101,528

Current liabilities	172,458	16,706	2,211	12,843	(442)	203,776
Non-current liabilities	629,988	—	—	1,650	—	631,638

Total liabilities	802,446	16,706	2,211	14,492	(442)	835,413

Minority interest	441,332	—	—		15,597	456,929

Shareholders’ equity	809,186	25,871	5,255	5,259	(36,385)	809,186

	2002
	Company	LLR	ITNV	Elimination	Consolidated
Current assets	153,170	4,800	6,426	(25)	164,371
Non-current assets	1,139,534	28,685	1,608	(13,468)	1,156,359

Total assets	1,292,704	33,485	8,034	(13,493)	1,320,730

Current liabilities	681,029	12,514	1,992	(25)	695,510
Non-current liabilities	4,061	—	—	—	4,061

Total liabilities	685,090	12,514	1,992	(25)	699,571

Minority interest	84,894	—	—	13,545	98,439

Shareholders’ equity	522,720	20,971	6,042	(27,013)	522,720

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

(q)	Statements of cash flows

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

As further described in Note 4.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 20 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. Under US GAAP, these investments would have been consolidated. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statement of cash flows under US GAAP.

	For the year ended June 30,
	2003		2002		2001
Net cash provided by operating activities	Ps.	55,135	Ps.	11,871	Ps.	98,299
Net cash (used in) provided by investing activities		(52,260)		(21,049)		80,728
Net cash provided by (used in) financing activities		109,439		(41,427)		(173,958)
Effect of exchange rate changes on cash and cash equivalents		51,743		2,043		—
Effect of inflation accounting		(1,472)		39,113		—

Net increase (decrease) in cash and cash equivalents	Ps.	162,585	Ps.	(9,449)	Ps.	5,069

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	(r) Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2003, 2002 and 2001.

	Year ended June 30,
	2003		2002		2001
Net income (loss) under US GAAP	Ps.	191,248	Ps.	(731,470)	Ps.	22,501
Other comprehensive income (loss):
Foreign currency translation adjustments		—		112,399		(76,323)
Unrealized loss on available-for-sale-securities		5,669		(8,495)		(38,540)
Unrealized loss on retained interest in transferred mortgage receivables		1,049		(646)		—
Unrealized gain on available-for-sale-securities on equity investees		(9)		(1,055)		1,064

Comprehensive income (loss)	Ps.	197,957		(629,267)	Ps.	(91,298)

  Accumulated nonowner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2003		2002		2001
Foreign currency translation adjustment	Ps.	—	Ps.	—	Ps.	(112,399)
Unrealized (loss) gain on available-for-sale securities		3,542		(2,127)		6,368
Unrealized loss on retained interest in transferred mortgage receivables		403		(646)		—
Unrealized gain on available-for-sale-securities on equity investees		—		9		1,064

Accumulated other comprehensive income (loss)..	Ps.	3,945	Ps.	(2,764)	Ps.	(104,967)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2003 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Suipacha 652	Ps.	2,533	Ps.	6,369	Ps.	4,347	Ps.	10,716	Ps.	13,249	Ps.	3,304	Ps.	9.945	April-June 1994	November 1991	50
Av. de Mayo 595		679		987		3,919		4,906		5,585		1,473		4,112	July 1992	March 1992	50
Alsina 934		354		1,421		—		1,421		1,775		290		1,485	—	August 1991	50
Constitución 1111		584		—		—		—		584		181		403	September 1994 March 1995	June 1994 January 1994	50
Reconquista 823		4,942		15,872		—		15,872		20,814		3,739		17,075	June 1995	November 1993	50
Sarmiento 517		46		171		—		171		217		51		166	March 1995	December 1994 July 1994 August 1994	50
Av. Madero 942		1,303		1,160		—		1,160		2,463		457		2,006	—	July 1994 August 1994	50
Libertador 602		699		2,164		2		2,166		2,865		377		2,488	—	May 1996	50
Maipú 1300		10,294		35,665		1,288		36,953		47,247		6,476		40,771	—	September 1995	50
Madero 1020		6,222		1,579		—		1,579		7,801		1,368		6,433	—	December 1995	50
Libertador 498		11,731		29,710		—		29,710		41,441		5,997		35,444	—	December 1995	50
Laminar		6,595		22,657		696		23,353		29,948		1,927		28,021	N/A	March 1999	50
Edificios Costeros		5,948		13,102		—		13,102		19,050		1,113		17,937	September 1998	March 1997	50
Intercontinental Plaza		8,669		49,112		473		49,585		58,254		(5,474)		63,728	June 1996	November 1997	50
Alto Palermo Plaza		1		—		—		—		1		(1)		2	December 1996 March 1997 September 1997	November 1997 — —	50
Alto Palermo Park		474		—		—		—		474		54		420	June 1996	November 1997	50
Hotel Libertador		3,027		60,399		216		60,615		63,642		29,028		34,614	October 1973 November 1990 December 1997	March 1998 — —	50
Hotel Intercontinental		8,672		29,915		26		29,941		38,613		(2,350)		40,963	December 1994	November 1997	50
Dock IV		2,726		15,466		—		15,466		18,192		626		17,566		June 2001	50
Advances payment on Hotel Piscis		—		—		—		—		—		—		—		May 2002
Abasto		9,752		240,558		9,279		249,837		259,589		38,275		221,314	November 1998	N/A	31
Alto Palermo		8,694		396,455		332		396,787		405,481		158,004		247,477	October 1990	November 1997 and March 1998	26
Alto Avellaneda		17,349		145,983		151		146,134		163,483		58,350		105,133	October 1995	November and December 1997	19
Paseo Alcorta		8,006		96,144		491		96,635		104,641		31,951		72,690	June 1992	June 1997	22
Alto Noa		357		30,787		103		30,890		31,247		7,437		23,810	September 1994	March 1995, September 1996 and January 2000	23
Buenos Aires Desing		—		42,348		6,543		48,891		48,891		23,051		25,840	November and December 1993	November 1997	20
Patio Bullrich		8,419		150,267		24		150,291		158,710		30,907		127,803	September 1988	October 1998	23

	Ps.	128,076	Ps.	1.388,291	Ps.	27,890	Ps.	1,416,181	Ps.	1,544,257	Ps.	396,611	Ps.	1,147,646

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation (continued)

	Year Ended June 30,
	2003		2002		2001
Balance, beginning of the year	Ps.	389,327	Ps.	497,400	Ps.	523,074
Additions during the year:
Acquisitions		1,156,166		—		—
Improvements		31,783		134		3,318
Transfers from real estate inventory		1,212		—		2,938
Recovery of impairment		18,177		—		—
Transfers from intagible assets		95		—		—
Transfers from leasehold improvements		7,022		—		—
Transfers from work-in-progress leasehold improvements		998		—		—
Advance payments on properties		—		21,196		—

		1,604,780		518,730		529,330

Deductions during the year:
Transfers to real estate inventory		(16,642)		(46,969)		(29,820)
Impairment loss		(23,711)		(82,434)		—
Sales		(5,288)		—		(2,110)

		(45,641)		(129,403)		(31,930)

Balance, end of the year	Ps.	1,559,139	Ps.	389,327	Ps.	497,400

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12-14%	June 2009	Monthly	None		531		456	None
Customer B	12-14%	December 2007	Monthly	None		249		207	None
Customer C	14%	June 20014	Monthly	None		128		94	None
Customer D	16%	December 2014	Monthly	None		80		78	None
Customer E			Monthly	None				84	None
Customer F	15%	December 2009	Monthly	None		66		86	None
Customer G	14%	June 2014	Monthly			70		91	None
Customer H	14%	June 2010	Monthly			161		103	None
Customer I			Monthly					113	None
Mortgage loans under US$ 30,000	12-16%	July 2003-March 2007-April 2009	Monthly	None		Open		108	None
Mortgage loans US$ 30,000-49,999	12-17%	July 2003-May 2009	Monthly	None		Open		223	None
Mortgage loans US$ 50,000-69,999	9-15%	December 2006- September 2014- January 2015	Monthly	None		Open		465	None
Mortgage loans over US$ 70,000	10-15%	June 2010	Monthly	None		Open		459	None

					Ps.	1,285	Ps.	2,567

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year Ended June 30,
	2003	2002	2001
Balance, beginning of year	Ps.5,050	Ps.66,681	Ps.78,488
Additions during the year:
Mortgage loans acquired (Apsa)	1,875	—	—
New mortgage loans	—	1.642	15.633
Deductions during the year:
Securitization	—	(43,121)	—
Collections of principal	(4,358)	(20,152)	(27,440)

Balance, end of year	Ps.2,567	Ps.5,050	Ps.66,681

22.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information

a.	Fixed assets, net

	Original value								Depreciation								Net carrying value as of June 30,
Principal account	Value as of Beginning of year		Additions, transfers and restoration of impairment		Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		2003		2002		2001
											Increases / (decreases) and transfers		Amount (i)
Facilities	Ps.	46,099	Ps.	12,345	Ps.	(8)	Ps.	58,436	Ps.	28,642	Ps.	8,449	Ps.	3,700	Ps.	40,791	Ps.	17,645	Ps.	17,457	Ps.	19,026
Furnitures and fixtures		26,435		11,653		(27)		38,061		20,661		8,768		2,606		32,035		6,026		5,774		7,707
Machinery and equipment		4,119		1		—		4,120		3,819		22		90		3,931		189		300		517
Computer equipment		8,039		18,421		(34)		26,426		7,349		12,211		2,533		22,093		4,333		690		1,180
Vehicles		197		164		—		361		197		125		6		328		33		—		—
Leasehold improvements		7,150		13,806		(8,235)		12,721		4,830		3,045		2,632		10,507		2,214		2,320		2,790
Advances to suppliers		357		—		(343)		14		14		—		—		14		—		343		1,020
Properties
Alsina 934		1,775		—		—		1,775		262		—		28		290		1,485		1,513		1,542
Alto Palermo Park		844		67		(437)		474		42		(11)		23		54		420		802		3,074
Alto Palermo Plaza		1,011		1,062		(2,072)		1		164		(209)		44		(1)		2		847		4,211
Av. de Mayo 595		5,585		—		—		5,585		1,384		—		89		1,473		4,112		4,201		6,364
Av. de Mayo 701		—		—		—		—		—		—		—		—		—		—		—
Av. Madero 942		5,490		—		(3,027)		2,463		835		(426)		48		457		2,006		4,655		5,844
Cerviño 3626		—		—		—		—		—		—		—		—		—		—		—
Constitución 1111		584		—		—		584		176		—		5		181		403		408		6,135
Costeros Dique IV		18,192		—		—		18,192		351		—		275		626		17,566		17,841		2,725
Dique II Edificio A y B		19,047		3		—		19,050		792		—		321		1,113		17,937		18,255		20,935
Dique II Edificio C y D		5,565		5		(5,570)		—		—		—		—		—		—		5,565		6,152
Dorrego 1916		—		—		—		—		—		—		—		—		—		—		—
Florida 291		—		—		—		—		—		—		—		—		—		—		—
Galeras Pacífico		—		—		—		—		—		—		—		—		—		—		—
Hotel Intercontinental		38,613		—		—		38,613		(2,206)		(209)		65		(2,350)		40,963		40,819		48,338
Hotel Libertador		63,640		2		—		63,642		28,042		(10)		996		29,028		34,614		35,598		36,612
Hotel Llao Llao		—		—		—		—		—		—		—		—		—		—		—
Intercontinental Plaza		58,251		3		—		58,254		(6,828)		(16)		1,370		(5,474)		63,728		65,079		72,844
Laminar		29,945		3		—		29,948		1,466		3		458		1,927		28,021		28,479		32,737
Libertador 498		43,625		—		(2,184)		41,441		5,707		(307)		597		5,997		35,444		37,918		54,121
Libertador 602		2,865		—		—		2,865		337		—		40		377		2,488		2,528		3,207
Madero 1020		11,733		—		(3,932)		7,801		1,594		(386)		160		1,368		6,433		10,139		20,745
Maipu 1300		47,244		3		—		47,247		5,749		—		727		6,476		40,771		41,495		47,875
Montevideo 1975 (Rosario)		—		—		—		—		—		—		—		—		—		—		—
Otros inmuebles para alquiler		—		—		—		—		—		—		—		—		—		—		—
Palacio Alcorta		—		—		—		—		—		—		—		—		—		—		—
Palacio de la Reconquista		—		—		—		—		—		—		—		—		—		—		—
Puerto Madero Dock 5		—		—		—		—		—		—		—		—		—		—		2,414
Puerto Madero Dock 6		—		—		—		—		—		—		—		—		—		—		—
Reconquista 823		21,194		—		(380)		20,814		3,428		—		311		3,739		17,075		17,766		21,678
Rivadavia 2243		—		—		—		—		—		—		—		—		—		—		8,249
Rivadavia 2768		—		—		—		—		—		—		—		—		—		—		338
Santa Fe 1588		—		—		—		—		—		—		—		—		—		—		8,381
Sarmiento 517		303		175		(261)		217		44		(1)		8		51		166		259		583
Serrano 250		—		—		—		—		—		—		—		—		—		—		—
Suipacha 652		13,249		—		—		13,249		3,110		—		194		3,304		9,945		10,139		14,637
Hotel Piscis		583		4,705		(5,288)		—		—		(41)		41		—		—		583		—

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

a.	Fixed assets, net (continued)

									Depreciation
Principal account	Original value										Current year						Net carrying value as of June 30,
	Value as of Beginning of year		Additions and transfers and restoration of impairment		Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		2003		2002		2001
Shopping Centers:								—
Abasto		—		259,589		—		259,589		—		30,460		7,815		38,275		221,314		—	—
Alto Palermo		—		405,481		—		405,481		—		139,448		18,556		158,004		247,477		—	—
Alto Avellaneda		—		163,483		—		163,483		—		51,489		6,861		58,350		105,133		—	—
Paseo Alcorta		—		104,641		—		104,641		—		27,907		4,044		31,951		72,690		—	—
Alto Noa		—		31,247		—		31,247		—		6,412		1,025		7,437		23,810		—	—
Buenos Aires Desing		—		48,891		—		48,891		—		20,731		2,320		23,051		25,840		—	—
Patio Bullrich		—		158,710		—		158,710		—		24,385		6,522		30,907		127,803		—	—
Other		11,852		11,278		—		23,130		2,922		164		609		3,695		19,435		8,930	9,270

Total as of June 30, 2003	Ps.	493,586	Ps.	(ii) 1,245,738		(iii) (31,798)	Ps.	1,707,526	Ps.	112,883	Ps.	(iv) 332,003	Ps.	65,119	Ps.	510,005	Ps.	1,197,521		—	—

Total as of June 30, 2002	Ps.	600,310	Ps.	23,663	Ps.	(130,387)	Ps.	493,586	Ps.	129,059	Ps.	(33,071)	Ps.	16,895	Ps.	112,883		—	Ps.	380,703	—

Total as of June 30, 2001	Ps.	621,958	Ps.	10,663	Ps.	(32,311)	Ps.	600,310	Ps.	114,627	Ps.	(3,180)	Ps.	17,612	Ps.	129,059		—		—	471,251

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 22.f.).
(ii)	Includes:

-     Ps. 1,203,019 for consolidation of APSA;

-     Ps. 1,212 transfers from inventories to fixed assets;

-     Ps. 112 transfers from intangible asset to fixed assets;

-     Ps. 11,637 transfers from equity investees as a consequence of APSA consolidation

-     Ps. 15,532 restoration of previously recognized impairment losses

(iii)	Includes

-     Ps. (21,245) transfers from fixed assets to inventories .

-     Ps. (1,892) impairment .

(iv)	Includes

-     Ps. 336,419 for consolidation of APSA;

-     Ps. (1,394) transfers to inventories from fixed assets;

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

b.	Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		For the year				Accumulated as of end of year		2003		2002		2001
									Increases / (decreases)		Amount (i)
Preoperating and organization expenses	Ps.	2,178	Ps.	(iii) 13,286	Ps.	15,464	Ps.	2,003	Ps.	11,068	Ps.	784	Ps.	13,855	Ps	1,609	Ps.	175	Ps.	434
Deferred financing costs		19,131		(iv) 5,161		24,292		16,289		(viii) (138)		8,141		24,292		—		2,842		5,148
Selling and advertising expenses		7,741		(191)		7,550		6,318		(77)		553		6,794		756		1,423		2,192
Trademarks		—		(v) 521		521		—		173		81		254		267		—		—
Expenses related to securitization of receivables		—		6,975		6,975		—		3,536		3,105		6,641		334		—		—
Advertising expenses		—		5,706		5,706		—		5,653		15		5,668		38		—		—
Investment projects		—		(vi) 4,899		4,899		—		(vi) 3,678		986		4,664		235		—		—

Total as of June 30, 2003	Ps.	29,050	Ps.	(ii) 36,357	Ps.	65,407	Ps.	24,610	Ps.	(vii) 23,893	Ps.	13,665	Ps.	62,168	Ps.	3,239	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	35,814	Ps.	(6,764)	Ps.	29,050	Ps.	28,040	Ps.	(10,170)	Ps.	6,740	Ps.	24,610	Ps.	—	Ps.	4,440	Ps.	—

Total as of June 30, 2001	Ps.	30,411	Ps.	5,403	Ps.	35,814	Ps.	19,688	Ps.	3	Ps.	8,349	Ps.	28,040	Ps.	—	Ps.	—	Ps.	7,774

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in Note 22.f., except for Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Net (loss) income in credit card trust” and “Interest on discount by liabilities” respectively, Ps. 96 and Ps. 193, for the years ended June 30, 2002 and 2001, respectively, included in Other income (expenses), net.
(ii)	Includes Ps. 70,447 for consolidation of APSA and Ps. 72 for consolidation of BATAFCSA.
(iii)	Includes Ps. (1,508) for impairment charges .
(iv)	Includes Ps. (1,104) for reclassification to short and long term debt.
(v)	Includes Ps. (67) for impairment charges .
(vi)	Includes Ps. (58) for impairment charges and Ps. (112) for transfers to fixed assets.
(vii)	Includes Ps. 62,153 for consolidation of APSA and Ps. 36 for consolidation of BATAFCSA.
(viii)	Includes Ps. (138) for reclassification to to short and long term debt.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

c.	Allowances and provisions

Item	Balances as of beginning of year	Additions due to consolidation of equity investees	Additions (i)	Deductions	Carrying value of June 30,
					2003	2002	2001
Deducted from current assets:
Allowance for doubtful accounts	1,372	56,426	9,139	(20,237)	46,700	1,372	2,018

Total as of June 30, 2003	1,372	56,426	9,139	(20,237)	46,700	—	—

Total as of June 30, 2002	2,018	—	530	(1,176)	—	1,372	—

Total as of June 30, 2001	1,844	—	464	(290)	—	—	2,018

Deducted from non-current assets:
Allowance for doubtful accounts	—	75	—	(21)	54	—	—
Allowance for doubtful mortgage receivable	—	2,481	—	(273)	2,208	—	—
Allowance for impairment of fixed assets	55,896	41,100	1,892	(ii)(19,844)	79,044	55,896	—
Allowance for impairment of inventories	12,621	—	844	(11,285)	2,180	12,621	—
Allowance for impairment of parcels of undeveloped land	9,328	21,671	(iii)22,878	(iv)(9,851)	44,026	9,328	—
Allowance for impairment of intangible assets	—	—	1,633	—	1,633	—	—
Allowance for impairment of non – current investments	—	—	7,474	—	7,474	—	—

Total as of June 30, 2003	77,845	65,327	34,721	(41,274)	136,619	—	—

Total as of June 30, 2002	—	—	82,634	(4,789)	—	77,845	—

Total as of June 30, 2001	—	—	—	—	—	—	—

Included in current liabilities:
Provision for contingencies	494	3,904	1,203	(4,431)	1,170	494	149

Total as of June 30, 2003	494	3,904	1,203	(4,431)	1,170	—	—

Total as of June 30, 2002	149	—	575	(230)	—	494	—

Total as of June 30, 2001	98	—	578	(527)	—	—	149

Included in non-current liabilities:
Provision for contingencies	401	4,938	2,666	(3,323)	4,682	401	232

Total as of June 30, 2003	401	4,938	2,666	(3,323)	4,682	—	—

Total as of June 30, 2002	232	—	372	(203)	—	401	—

Total as of June 30, 2001	2,374	—	75	(2,217)	—	—	232

(i)	The accounting allocation of the charges for the year ended June 30, 2003, 2002 and 2000 is the follows:
-	Doubtful accounts are disclosed in Note 22.f..
-	Debtors under legal proceedings is disclosed in “Other income (expenses), net” (Note 10.)
-	Impairment of fixed assets, inventories, parcels of undeveloped land and intangible assets are included in “Gain (loss) from operations and holdings of real estate assets”.
-	Impairment of non – current investments are included in “Equity in (losses) earnings on affiliated companies”.
(ii)	Includes recovery of impairment of Ps. 15,532.
(iii)	Includes impairment of the year of Ps. 9,628 and Ps transfer form inventory of Ps. 13,250.
(iv)	Corresponds to the recovery of impairment of Ps. 9.851.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2003		2002		2001
I. Cost of sales
Stock as of beginning of year (i)	Ps.	79,159		103,099		145,185
Plus:
Additions due to consolidation of equity investees.		1,315		—		—
Expenses (Note 22.f.)		3,517		9,892		10,287
Transfers to fixed assets		(1,212)		—		(2,706)
Transfers to intangible assets		—		—		(669)
Transfers to parcels of undeveloped land		(39,529)		—		—
Transfers from fixed assets		19,851		41,420		26,754
Transfers from mortgages receivable		2,757		—		—
Transfers from mortgages payable		2,078		—		—
Less:
Adjustment to purchase price of inventory		2,297		(14,320)		773
Stock as of end of year (i)		(22,985)		(79,159)		(103,099)

Subtotal		47,248		60,932		76,525

Plus:
Results from holding of real estate assets		(844)		(17,411)		(4,304)

Cost of properties sold		46,404		43,521		72,221

II. Cost of leases
Expenses (Note 22.f.)		67,439		12,392		11,276

Cost of properties leased		67,439		12,392		11,276

III. Cost of fees for services
Expenses (Note 22.f.)		1,232		767		4,246

Cost of fees for services		1,232		767		4,246

IV. Cost of hotel activities
Stock as of beginning of year (i)		273		485		728
Plus:
Purchases of the year		—		—		242
Expenses (Note 22.f.)		19,629		27,201		36,927
Stock as of end of year (i)		(357)		(273)		(485)

Cost of hotel activities		19,545		27,413		37,412

V. Cost of credit card operations
Expenses (Note 22.f.)		8,330		—		—

Cost of fees for services		8,330		—		—

TOTAL COSTS	Ps.	142,950	Ps.	84,093	Ps.	125,155

(i)	The book value of inventories at June 30, 2003 and 2002 are net of the impairment loss mentioned in Note 4.d.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2003		2002
Assets
Current assets
Cash and banks:
Cash	US$	1,472,588	0.0027	Ps.	3,976	Ps.	8,409
Cash	Euros	160	0,0031		—		—
Cash	Travel	2,670	0,0027		7		—
Bank accounts	US$	18,959,155	0.0027		51,190		2,150
Bank accounts	Euros	3,031,604	0,0031		9,398		—
Saving accounts	US$	5,148,610	0,0027		13,901		—
Checks to be deposited	US$	—	0.0027		—		2,127
Investments:
Boden	US$	27,292	0.0027		74		—
Mutual funds	US$	44,677,748	0.0027		120,630		8,254
Mutual funds	Euros	30,113	0.0031		93		—
Mortgages and leases receivable, net:
Mortgages and leases receivable	US$	23,622	0.0027		64		—
Other receivables and prepaid expenses:
Interest rate swap receivable	US$	109,595	0,0028		307		—
Prepaid expenses	US$	61,102	0.0027		165		17

Total current assets				Ps.	199,805	Ps.	20,957

Non-current assets
Other receivables and prepaid expenses:
Related parties	US$		0.0028		—		41,179
Interest rate swap receivable	US$	2,918,658	0,0028		8,172		—
Fixed assets	US$		0.0027		—		582

Total non-current assets				Ps.	8,172	Ps.	41,761

Total assets as of June 30, 2003				Ps.	207,977		—

Total assets as of June 30, 2002					—	Ps.	62,718

(i)	Official exchange rate prevailing as of June 30, 2003, except otherwise indicated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

e.	Foreign Currency Assets and Liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2003		2002
Liabilities
Current liabilities
Trade accounts payable	US$	406,297	0.0028	Ps.	1,138	Ps.	235
Customer advances	US$	50,784	0.0028		142		—
Mortgages payable	US$	750,000	0,0028		2,100		—
Short term debt	US$	26,634,870	0.0028		74,578		630.623
Taxes payable	US$	27,147	0.0028		76		7,112
Other liabilities:
Other	US$	131,357	0.0028		368		912

Total current liabilities				Ps.	78,402	Ps.	638,882

Non-current liabilities
Trade accounts payable	US$	1,289,153	0.0028		3,610		—
Long term debt	US$	183,668,987	0.0028		514,273		—

Total non-current liabilities				Ps.	517,883	Ps.	—

Total liabilities as of June 30, 2003				Ps.	596,285		—

Total liabilities as of June 30, 2002					—	Ps.	638,882

(i)	Official exchange rate prevailing as of June 30, 2003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES
Items	Cost of properties sold		Cost of properties leased		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2003		Total for the year 2002		Total for the year 2001
Depreciation and amortization	Ps.	294	Ps.	56,465	Ps.	—	Ps.	3,725	Ps.	894	Ps.	5,972	Ps.	551	Ps.	3,421	Ps.	71,322	Ps.	23,539	Ps.	25,768
Interest and index – adjustment		—		—		—		—		—		—		—		61,871		61,871		53,404		63,855
Salaries and bonuses		178		—		—		4,988		2,503		9,541		1,957		—		19,167		22,005		31,109
Fees and payments for services		29		2,270		—		1,485		1,083		6,879		127		—		11,873		9,942		12,076
Maintenance of building		2,078		3,419		—		2,882		99		705		23		—		9,206		9,640		16,887
Allowance for doubtful accounts		—		—		—		—		—		518		8,621		—		9,139		530		457
Director’s fees		—		—		—		—		—		8,900		—		—		8,900		1,165		1,584
Gross sales tax		—		—		—		—		—		—		6,305		—		6,305		2,870		5,096
Commissions and property sales charges		—		—		—		542		2,026		939		1,831		—		5,338		9,113		10,483
Condominium expenses		—		4,744		—		—		—		—		—		—		4,744		—		—
Taxes, rates and contributions		47		187		—		—		1,326		3,056		1		—		4,617		2,158		3,430
Social security contributions		38		—		—		1,379		63		1,741		382		—		3,603		2,879		4,295
Advertising		—		—		—		—		—		87		2,559		—		2,646		2,511		3,761
Travel expenses		—		—		—		1,967		—		57		—		—		2,024		2,814		3,000
Mail and telephone		—		—		—		1,358		—		134		56		—		1,548		1,386		1,097
Freight and transportation		—		—		—		114		129		810		250		—		1,303		850		1,227
Lease expense		—		88		—		—		60		883		—		—		1,031		507		1,179
Bank charges		16		—		—		—		—		327		—		344		687		791		906
Safe deposits box		—		—		—		—		—		275		—		35		310		203		400
Subscriptions and publications		—		—		—		—		—		175		—		—		175		—		—
Other		837		266		1,232		1,189		147		726		2,920		39		7,356		11,574		9,964

Total as of June 30, 2003	Ps.	3,517	Ps.	67,439	Ps.	1,232	Ps.	19,629	Ps.	8,330	Ps.	41,725	Ps.	25,583	Ps.	65,710	Ps.	233,165	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	9,892	Ps.	12,392	Ps.	767	Ps.	27,201	Ps.	—	Ps.	32,057	Ps.	11,281	Ps.	64,291	Ps.	—	Ps.	157,881	Ps.	—

Total as of June 30, 2001	Ps.	10,287	Ps.	11,276	Ps.	4,246	Ps.	36,927	Ps.	—	Ps.	39,996	Ps.	22,279	Ps.	71,563	Ps.	—	Ps.	—	Ps.	196,574