Form 20-F
period 2004-06-30
CRESUD INC
filed 2004-12-29
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2004

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

Moreno 877, 23 Floor,

(C1091AAQ) Buenos Aires, Argentina

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

The number of outstanding shares of Common Stock of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2004 was:

Shares of Common Stock 150,772,819

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “ Risk Factors” beginning on page 13.

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

CERTAIN MEASURES AND TERMS

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. Dollars” are to United States Dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited consolidated financial statements as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002. Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores (“CNV”), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in our financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 15 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Note 3.k. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

Additionally, as discussed in Note 2.c) to our consolidated financial statements, contained elsewhere in this annual report, after having considered inflation levels for the first months of 2003, on March 25, 2003, the Argentine government has repealed the provisions of the previous decree related to the inflation adjustment and has instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV has issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We have complied with the CNV resolution and we have accordingly recorded the effects of inflation until February 28, 2003. Comparative figures have been also restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution representes a departure from generally accepted accounting principles. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

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

Also contained in this annual report are the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an unconsolidated equity investment, as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. The independent auditors’report on IRSA’s consolidated financial statements includes an explanatory paragraph describing uncertainties which might affect the value of its equity interest in Banco Hipotecario S.A. (“BHSA”). As of June 30, 2004, IRSA’s equity investment in BHSA accounts for approximately 7% of IRSA’s total consolidated assets.

IRSA’s auditors’ report on IRSA’s Consolidated Financial Statements as of June 30, 2004 and 2003 and for three years ended June 30, 2004 includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on BHSA’s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations. The future outcome of the uncertainties described before could have an adverse effect in the valuation of IRSA’s investments in BHSA.

As mentioned in Note 4.b) to our consolidated financial statements, as of June 30, 2004 we owned a 25.4% equity interest in IRSA.

Except as discussed in the following paragraph, IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulation of the CNV, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 20 to IRSA’s consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Note 3.n. to IRSA’s financial statements, contained elsewhere in this annual report, in order to comply with CNV regulations, IRSA recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

Additionally, as discussed in Notes 2.c. to IRSA’s financial statements, contained in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. IRSA complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2000, 2001, 2002, 2003 and 2004 are to the fiscal years ended June 30 of each such year.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors. The consolidated statements of income data for the years ended June 30, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included herein.

As discussed in Note 3 to our financial statements, contained elsewhere in this annual report, on January 14, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20, that we adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 Consolidated Financial Statements, we restate our prior year financial statements to give retroactive effect to the newly adopted accounting standards

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 15 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net income (loss) and shareholders’ equity and a reconciliation to U.S. GAAP of net income (loss) reported under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2004 and 2003. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Note 3.k. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our financial statements.

Additionally, as discussed in Note 2.c) to our consolidated financial statements, contained elsewhere in this annual report, after having considered inflation levels for the first months of 2003, on March 25, 2003, the Argentine government has repealed the provisions of the previous decree related to the inflation adjustment and has instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV has issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We have complied with the CNV resolution and we have accordingly recorded the effects of inflation until February 28, 2003. Comparative figures have also been restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution representes a departure from generally accepted accounting principles. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

We have used a conversion factor of 1.1232 to restate our financial statements in constant Pesos as of February 28, 2003.

	As of the year ended June 30 (1)
	2004 (2)	2004	2003	2002	2001	2000
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
INCOME STATEMENT DATA
Argentine GAAP
Sales:
Crops	9,095,166	26,921,690	50,167,010	47,196,604	41,201,769	40,478,462
Beef cattle	9,246,763	27,370,418	17,311,212	27,609,516	29,332,417	29,378,834
Milk	1,078,361	3,191,948	2,414,992	2,258,210	2,614,583	3,741,621
Other	1,617,206	4,786,930	2,056,625	3,189,850	3,747,545	4,077,779

Net sales	21,037,496	62,270,986	71,949,839	80,254,180	76,896,314	77,676,696

Cost of sales:
Crops	(5,204,524)	(15,405,391)	(39,425,551)	(13,817,006)	(32,078,174)	(30,238,138)
Beef cattle	(7,141,938)	(21,140,135)	(8,746,014)	(22,778,110)	(24,389,078)	(26,177,743)
Milk	(441,879)	(1,307,963)	(1,483,172)	(3,561,830)	(2,266,888)	(5,594,519)
Other	(379,408)	(1,123,049)	(1,387,410)	(2,122,473)	(2,380,039)	(2,747,053)

Total	(13,167,749)	(38,976,538)	(51,042,147)	(42,279,419)	(61,114,179)	(64,757,453)

Gross profit	7,869,746	23,294,448	20,907,692	37,974,761	15,782,135	12,919,243
Selling expenses	(1,656,441)	(4,903,065)	(6,045,309)	(10,248,016)	(11,103,948)	(10,509,886)
Administrative expenses	(1,789,876)	(5,298,032)	(4,309,119)	(8,368,493)	(8,436,876)	(8,697,485)
Net gain on sale of farms	563,767	1,668,751	4,869,484	16,573,853	5,729,612	—
Inventory holdings gain (loss)	753,490	2,230,329	12,224,813	(19,603,010)	(1,489,269)	157,346
Operating income (loss)	5,740,686	16,992,431	27,647,561	16,329,095	481,654	(6,130,782)
Financial results, net	69,442	205,548	(10,940,327)	1,506,805	12,246,539	9,694,517

	As of the year ended June 30 (1)
	2004 (2)	2004	2003	2002	2001	2000
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
Equity gain (loss) from related companies	9,145,684	27,071,225	68,008,820	(41,217,930)	(378,329)	(36,428)
Other (expense) income, net	(160,319)	(474,545)	(2,091,888)	165,073	(339,917)	(256,692)
Management fee	(1,205,069)	(3,567,003)	(7,224,996)	—	(935,742)	(330,540)
Income (Loss) before income tax and minority interest	13,590,425	40,227,656	75,399,170	(23,216,957)	11,074,205	2,940,075
Income tax expense	(2,792,532)	(8,265,895)	(10,598,255)	(18,824,012)	(4,255,985)	(1,125,949)
Minority interest	47,723	141,261	224,046	348,884	397,526	83,916
Net income (loss) for the year	10,845,616	32,103,022	65,024,961	(41,692,085)	7,215,746	1,898,042
Basic earnings per share (3)	0.08	0.23	0.54	(0.35)	0.06	0.02
Diluted earnings per share (3)	0.05	0.13	0.19	(0.35)	0.06	0.02
Basic earnings per ADS (3)	0.78	2.30	5.40	(3.50)	0.60	0.16
Diluted earnings per ADS (3)	0.47	1.30	1.90	(3.50)	0.60	0.16
Weighted - average number of shares outstanding	137,137,783	137,137,783	121,388,429	119,748,872	119,669,749	119,669,749
Weighted - average number of shares outstanding plus assumed conversion	320,857,163	320,857,163	246,526,666	119,748,872	119,669,749	119,669,749

US GAAP
Net sales	20,826,879	61,647,561	71,949,839	80,254,180	76,896,314	77.676,696
Net income (loss)	1,110,575	3,287,302	46,378,004	(156,089,770)	4,661,586	(3,745,124)
Basic earnings per share (3)	0.01	0.02	0.38	(1.30)	0.04	(0.03)
Diluted earnings per share (3)	0.01	0.02	0.19	(1.30)	0.04	(0.03)
Basic earnings per ADS (3)	0.08	0.24	3.80	(13.00)	0.40	(0.31)
Diluted earnings per ADS (3)	0.08	0.24	1.90	(13.00)	0.40	(0.31)
Weighted - average number of shares outstanding	137,137,783	137,137,783	121,388,429	119,748,872	119,669,749	119,669,749
Weighted - average number of shares outstanding plus assumed conversion	137,137,783	137,137,783	194,235,230	119,748,872	119,669,749	119,669,749

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and Investments	4,803,871	14,219,457	22,455,638	44,430,915	129,491,943	60,372,197
Inventories	11,770,358	34,840,259	22,841,977	38,202,209	29,294,307	36,822,844
Trade and other receivables, net	8,121,274	24,038,972	13,131,611	27,868,728	38,791,627	29,823,062
Non-current assets:
Other receivables	20,681	61,215	542,193	2,473,397	4,068,438	10,988,916
Inventories	15,114,875	44,740,030	37,796,987	29,414,567	54,741,471	61,081,508
Investments	134,007,193	396,661,291	341,481,798	121,785,625	17,829,518	17,267,244
Negative goodwill, net	(8,739,644)	(25,869,346)	(19,347,598)	(13,370,988)	2,638,819	3,298,523
Property and equipment, net	53,171,329	157,387,134	148,510,846	128,232,309	169,493,842	182,772,267
Intangible assets, net	—	—	369,637	841,653	1,311,662	373,513

Total assets	218,269,936	646,079,012	567,783,089	379,878,415	447,661,627	402,800,074

Current liabilities:
Trade accounts payable	3,779,210	11,186,462	7,326,572	19,471,843	20,971,141	10,809,852
Short-term debt	2,733,196	8,090,261	1,425,499	7,468,233	29,885,919	—
Other liabilities	3,200,862	9,474,551	6,324,756	8,856,652	3,060,752	2,807,021
Non-current liabilities	51,383,139	152,094,091	160,700,428	21,033,814	21,516,571	21,748,776

Total liabilities	61,096,407	180,845,365	175,777,255	56,830,542	75,434,383	35,365,649

Minority interest	22,112	65,451	206,709	430,755	533,696	130,509
Shareholders’ equity	157,151,418	465,168,196	391,799,125	322,617,118	371,693,548	367,303,916

US GAAP
Total assets	170,250,104	503,940,308	448,333,781	242,485,454	421,315,791	382,820,424
Shareholders’ equity	108,956,472	322,511,158	272,349,817	185,224,157	345,347,712	347,324,266

CASH FLOW DATA
Argentine GAAP
Net cash (used in) provided by operating activities	(112,371)	(332,618)	11,429,473	27,857,421	17,311,636	18,848,628
Net cash (used in) provided by investing activities	(8,288,726)	(24,534,630)	(200,483,159)	33,791,076	(64,245,555)	(8,787,854)
Net cash provided by (used in) financing activities	5,631,840	16,670,247	165,644,376	(21,543,906)	26,595,742	(26,060,179)

U.S. GAAP
Net cash (used in) provided by operating activities	(112,371)	(332,618)	11,429,473	27,857,421	17,311,636	18,848,628
Net cash (used in) provided by investing activities	(8,288,726)	(24,534,630)	(200,483,159)	33,791,076	(64,245,555)	(8,787,854)
Net cash provided by (used in) financing activities	5,631,840	16,670,247	165,644,376	(21,543,906)	26,595,742	(26,060,179)

OTHER FINANCIAL DATA
Argentine GAAP
Depreciation and amortization	1,213,195	3,591,056	3,553,867	3,971,571	3,706,947	3,711,680
Capital expenditures (4)	4,925,673	14,579,991	30,998,217	933,548	3,154,260	5,874,511

(1)	We have complied with CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date. In addition, as required by Argentine GAAP we have restated the prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively. See notes 2.c and 3 to our consolidated financial statements.

(2)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2004 which was Ps. 2.96 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. See notes 13 and 15.II.f) to our consolidated financial statements for details in the computation of earnings per share under Argentine GAAP and US GAAP, respectively.
(4)	Includes the purchase of farms and other property and equipment.

Exchange Rates

In April 1991, Convertibility Law No. 23,928 and its regulatory decree No. 529/91 (together the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (“BCRA”) was legally obligated to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 pursuant to which the executive branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the executive branch announced the devaluation of the Peso and established a temporary dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.40 per US$ 1.00 and all other transactions were settled at a floating rate freely determined by the market. See “Risk Factors – Risks Related to Argentina”.

The Public Emergency Law amends several provisions of the 1991 Convertibility Law, the most important of which are:

•	the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991;

•	the elimination of the obligation of the BCRA to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00;

•	the elimination of the requirement that the BCRA’s reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the BCRA’s reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices; and

•	the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

On January 11, 2002, the BCRA ended a bank holiday that it had observed since December 21, 2001. The exchange rate began to float freely for the first time in eleven years at Ps. 1.40 per US$ 1.00. The shortage of U.S. Dollars and the desperation of the people to convert their Pesos caused the exchange rate to rise 25%, closing at Ps. 1.75 per US$ 1.00. Since then, the exchange rate has continued to grow, forcing the BCRA to intervene in the market and sell U.S. Dollars in order to prevent a significant depreciation of the Peso.

Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

•	the rate of exchange is determined by free supply and demand;

•	exchange transactions may only be carried out by entities authorized by the BCRA to do so;

•	transfers of funds abroad by the private non-financial sector, the financial sector and government-owned companies which do not depend on the government’s budget for principal servicing of financial loans or profit or dividend remittances generally require prior approval from the BCRA, regardless of their method of payment. This requirement does not apply to certain transfers. Please see “Exchange Controls – Export of capital including the availability of cash or cash equivalents” for a more detailed information related to exchange controls restrictions and prior approval required from the BCRA.

Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the executive branch will continue its current policies or that further devaluations will not take place.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2004, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.945 = US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High (1)	Low (2)	Average (3)	Period End
Fiscal Year 2000	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002 (4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Month Ended May 31, 2004	2.9500	2.8300	2.9010	2.9600
Month Ended June 30, 2004	2.9510	2.9210	2.9400	2.9580
Month Ended July 31, 2004	2.9600	2.9200	2.9360	2.9800
Month Ended August 31, 2004	3.0400	2.9670	2.9930	2.9970
Month Ended September 30, 2004	2.9910	2.9580	2.9740	2.9810
Month Ended October 31, 2004	2.9600	2.8460	2.9430	2.9700
Month Ended November 30, 2004	2.9540	2.9140	2.9338	2.9450

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco de la Nación Argentina did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All prices are mid market.

Source: BCRA; Banco de la Nación Argentina, Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may affect our ability to service our Dollar-denominated debt. Inflation and further devaluation of the Argentine currency could materially and adversely affect our operating results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks associated with our business taking into account the instability of countrys in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. It is known that investing in companies which operate in emerging markets such as Argentina is more risky than investing in consolidating markets such as companies which operate in the United States.

Risks related to Argentina

All our revenues are earned in Argentina, and as a result we are highly dependent on economic and political conditions in Argentina.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina, and all of our operations, and properties are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,923% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at Ps.1.00 per US$1.00 and required that BCRA maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In the second half of 2001, Argentina’s recession worsened significantly, precipitating by the end of 2001 the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the BCRA, some of which are still in effect. See “Exchange Controls.” On December 6, 2001, the Argentine government suspended payment on certain of Argentina’s foreign debt. On December 21, 2001, the BCRA decided to close the foreign exchange market which amounted to a de facto devaluation of the Peso. On January 6, 2002, the Argentine Congress enacted Law 25,561, known as the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of a new administration by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, BCRA regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of U.S. Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. The Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, the high unemployment rate and material decreases in incomes have had and could continue to have a material adverse effect on private sector entities, including us. We cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, by 4.4% in 2001 and an estimated 10.9% in 2002, according to the Argentine Ministry of Economy. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000, 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by the Argentine Ministry of Economy. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector’s creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the Peso’s parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. Those unexpected measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending certain civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodriguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election in 1999, as President to serve until December 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government have undertaken a number of far-reaching initiatives including:

(1)	ratifying the suspension of payment of certain of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

(2)	amending the Convertibility Law to introduce a new foreign exchange rate system, resulting in volatility and further devaluation of the Peso;

(3)	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

(4)	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

(5)	requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the BCRA at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

(6)	converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

(7)	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

(8)	enacting an amendment to the charter of the BCRA to allow it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

(9)	converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

(10)	freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

(11)	authorizing the Argentine government to renegotiate public utility contracts service tariffs;

(12)	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

(13)	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in monetary and taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that followed the devaluation of the Peso and high inflation led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting domestic demand for our agricultural products and IRSA Inversiones y Representaciones S.A. (IRSA) real estate business in which we have a significant investment of Ps. 351.8 million as of June 30, 2004. .

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

On April 27, 2003, presidential elections took place, resulting in a run-off election between candidates Carlos Menem and Néstor Kirchner. On May 14, 2003, Mr. Menem announced his withdrawal from the run-off, leaving Mr. Kirchner as the sole candidate. Mr. Kirchner, who won the elections with only 22% of the votes, took office on May 25, 2003. The overall goal of his Administration is to achieve sustainable growth making structural reforms focusing on the reduction of poverty and social inequities, which increased as a result of the 1998-2002 recession. To achieve these goals, the Kirchner Administration has presented a medium-term program for the period through 2006. The main goals of the Administration’s program are to:

•	increase growth and solidify price stability through macroeconomic policy;

•	increase government spending on social programs and investments in public infrastructure;

•	restructure Argentina’s foreign debt, achieve fiscal discipline at the federal and provincial levels and establish responsible fiscal policies with the goal of achieving sustainable debt service obligations;

•	implement reforms designed to deter widespread tax evasion;

•	reform the social security system;

•	reach a sustainable revenue-sharing agreement with the provinces;

•	increase lending activity by strengthening the stability of the financial system, phasing out certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their independence from the government;

•	implement an inflation-targeting monetary system; and

•	attract private sector investment by creating a predicable and efficient legal framework to restructure corporate debts.

In 2003 and 2004, the Argentine economy began to recover with a 8.7% and nearly 8.0% increase in GDP, respectively. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. In 2003, the Peso appreciated against the U.S. Dollar. As of December 31, 2002, December 31, 2003 and November 30, 2004, the exchange rates were Ps. 3.37 = US$1.00, Ps.2.93 = US$1.00 and Ps. 2.945 = US$1.00, respectively. Moreover, the exchange rate stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels. After reaching a peak of 41% in 2002, the inflation rate fell to 3.7% in 2003 and to nearly 6.0% in 2004.

Although Argentine social and economic conditions have stabilized to some extent, important issues remain unresolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private sector entities, including us. Decisions with regards to those issues could paralyze investment and consumption decisions causing a reduction in retail sales, real estate sales and demand for office and commercial space adversely affecting IRSA’s business. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations.

Although the agribusiness sector has been less affected than other businesses by the current crises, because many of its commodities are exported and have internationally fixed prices, a prolonged crisis will continue to affect the production sold in the Argentine market, such as milk and cattle.

The devaluation of the Peso, pesification and macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future depreciation of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso and preceding currencies in Argentina have been subject to numerous and significant devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put a legal end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per US$1.00 for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the BCRA to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of December 20, 2004, the exchange rate was Ps.2.944 per US$1.00. See “Exchange Rates” for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

Given the economic crisis in Argentina and the related uncertain economic and political events, it is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those events will affect investment decisions and the ability to obtain financial resources from abroad. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation.

On January 24, 2002, the Argentine government amended the charter of the BCRA to allow the BCRA to print currency without having to maintain a monetary base with a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the BCRA to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems. There is considerable concern that, if the BCRA prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government economy and the government’s ability to create conditions that would foster long-term growth. Further inflation will negatively affect our results of operations and financial condition.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before. Currently, local companies may, without the BCRA’s approval, access the foreign exchange market and obtain foreign currency for the payment of principal and/or interest. In the case of interest payments, access to the foreign exchange market is allowed within 15 days prior to each interest service or at any moment during each outstanding interest period. In the case of payment of principal, access to the foreign exchange market is permitted at any time within a 90-day period before maturity. Pursuant to Decree 285/03 and Comunicación “A” 3973, as amended, in the case of new loans, access to the foreign exchange market is permitted provided that the proceeds of such loans enter Argentina and remain there for at least 180 days. See “Exchange Controls.”

Although most restrictions have been eliminated, there can be no assurance that the BCRA will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the BCRA, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The stability of the Argentine banking system is uncertain.

Although deposits in the Argentine banking system had grown in 1999 and 2000, in the fourth quarter of 2001, a significant amount of deposits were withdrawn from Argentine financial institutions as a result of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors, which in turn undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on the U.S. Dollar reserves of local banks, on December 3, 2001, the government of President De La Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions, known as “corralito,” are no longer in place, subsequently, President Duhalde imposed new restrictions known as “corralón” and released a schedule stating how and when such deposits would become available.

On February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government required the conversion of all U.S. Dollar or other foreign currency-denominated indebtedness to financial institutions into Pesos at a rate of Ps.1.00 per US$ 1.00. After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations (CER) in the preceding month. Said decree also provided for the conversion of all foreign currency-denominated deposits at an exchange rate of Ps1.40 per U.S. Dollar plus CER, and the issuance by the government of U.S. Dollar-denominated bonds intended to compensate banks for the losses incurred as a result of the “asymmetric” conversion of loans and deposits into Pesos. The different exchange rates applied to the conversion of foreign currency-denominated deposits and loans had a material and adverse effect on the Argentine financial system. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking moratorium in order to prevent further withdrawals from the financial system.

On June 1, 2002, the Argentine government published Decree No 905/02, pursuant to which owners of rescheduled foreign currency and Peso-denominated bank deposits were provided with the option to receive certain bonds issued by the Argentine government in lieu of payment of such deposits during a period of 30 banking days beginning on June 1, 2002. These bonds were applied to the payment of certain loans under certain conditions. Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. Through Decree No. 739/03 dated April 1, 2003, the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed in Pesos pursuant to a schedule for their deposits, at a Ps. 1.40 per US$1.00 exchange rate adjusted pursuant to the CER, plus accrued interest, and to receive a 10-year U.S. Dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in Pesos to be received by the depositors and the face amount of the original deposit made in U.S. Dollars at the exchange rate applicable on April 1, 2003.

While the restriction on bank withdrawals and the mandatory conversion of U.S. Dollar deposits to Pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. In a decision of March 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion of U.S. Dollar deposits held by the Province of San Luis with Banco de la Nación Argentina pursuant to Emergency Decree No. 214/02. In July 2004, in Cabrera, Gerónimo Rafael, et al. vs. National Executive Power, the Argentine Supreme Court ruled that whenever a depositor accepts payment in Pesos for its Dollar-denominated deposit, at the exchange rate provided for in the “pesification” regulations (Ps.1.40 per US$1.00 plus CER), without reserving the right to challenge such payment in the future on the grounds of partial payment, he would not be entitled to claim the difference between the amount actually received and the amount of Pesos he would have received had the free market exchange rate been applied. On October 26, 2004, in Bustos, Alberto Roque et al. v. National Government et al., the Argentine Supreme Court confirmed the constitutionality of the laws and regulations that provided for the conversion of U.S. Dollar bank deposits into Pesos and the restrictions imposed on deposit withdrawals. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives. These conditions would have a material adverse effect on us by resulting in a decrease in our property value, impossibility to collect revenues on our rented properties and impossibility to obtain financial resources for new developments.

The Argentine government is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years, although it has recently reached an agreement to postpone the maturity date of some of its debt owed to the International Monetary Fund and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. Uncertainties regarding the Argentine government’s debt restructuring and the adoption of certain measures adversely affecting key sectors of the economy, such as the utilities and the financial system, have had a significant impact on the private sector’s long-term productivity and growth. If the Argentine government and its creditors fail to reach a debt agreement restructuring, the fiscal situation of Argentina could be severely affected, undermining the ability of the Argentine government to implement adequate economic policies and structural reforms. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely adversely and materially impact our business, financial condition and results of operations.

In light of this uncertainty, laws and regulations currently governing the economy may continue to change in the near future, and any changes may adversely affect our business, financial condition or results of operations. Accordingly, investing in Argentine companies or companies with Argentine operations entails risks of loss resulting from, among other things:

•	changes in laws and policies of Argentina affecting foreign trade, taxation and investment;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	restrictions on repatriation of investments and transfer of funds abroad;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	civil unrest, rioting, looting, nation-wide protests, road blockades, widespread social unrest and strikes.

If this economic and political instability continues or any of the above-described events occur, our results of operations and financial condition will be materially adversely affected.

Argentina’s economy remains vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners or by more general ‘contagion’ effects, which could have a material adverse effect on Argentina’s economic growth.

A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Brazil is Argentina’s largest export market. A decline in Brazilian demand for imports could have a material adverse effect on Argentine exports and Argentina’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a ‘contagion’ effect, in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other emerging market countries. In the past, Argentina has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real and the 2001 collapse of Turkey’s fixed exchange rate regime. Moreover, similar developments can be expected to affect the Argentine economy in the future. Argentina may also be affected by conditions in countries with developed economies, such as the United States, that are significant trade partners or have influence over world economic cycles. We cannot assure you that events affecting other markets will not have a material adverse effect on Argentina’s growth.

Promulgations of laws related to foreclosure on real state adversely affect our property rights.

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary dwelling, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law reinstating the suspension on mortgage foreclosures for a term of ninety days. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law solves this situation.

On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts by creating a Trust (paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions for the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings.

Risks Related to Our Business

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

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

From June 2003, to June 2004, prices in U.S. Dollars for soybean and corn increased 10% and for wheat decreased 14%.

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products were to decline below current levels.

Our business is seasonal and our revenues may fluctuate significantly depending on the growing cycle.

As with any agribusiness enterprise, our business operations are predominantly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the cattle we fatten. Therefore, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

Unpredictable weather conditions may adversely impact crop and beef-cattle production.

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

Disease may strike our crops without warning potentially destroying some or all of our yield.

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

Our cattle is subject to diseases.

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

Worldwide competition in the markets for our products could adversely affect our business and results of operations.

We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oil seed than in the cereal market. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than us and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries that do not exist in Argentina. These subsidies may allow them to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales.

We currently sell our entire raw milk production to one customer in Argentina. For fiscal year 2004, these sales represented 5.2% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

We do not maintain insurance on our crop storage facilities; therefore, if a fire or other disaster damages some or all of our harvest we will not receive any compensation.

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we have approximately 20,001 tons of storage capacity at various farms and plan to further increase our storage capacity. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster would affect all of our silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such an event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

We may be exposed to material losses since we do not have full price coverage over our crop production.

Due to the fact that we do not have 100% of our crops price covered, we are unable to have minimum price guarantees for all of our production and are exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in us receiving a lower price for our crops than our production cost. We are also subject to exchange rate risk related to our covered crops, because an important part of our portfolio in futures and options positions are valued in U.S. Dollars.

If severe weather or any other disaster generates a lower crop production than the position already sold in the market, we may suffer material losses in the repurchase of the sold contracts.

We may increase our crop price risk since we could have a long position in crop derivatives.

We may have a long position in crops, in addition to our own production, in order to improve the use of land and capital allocation. This strategy increases our crop price risk, generating material losses in a downward market.

It is not our intention to be exposed in a long derivative position in excess of 50% of our real production.

We may not be able to sell our land at its appraised value in U.S. Dollars and this may adversely affect our ability to pay our U.S. Dollar-denominated debt.

As a result of devaluation, and the consequent increase in agricultural exports, the price of our properties increased its U.S. Dollar-value to the record levels of 1998, being 40% above of the last decade values. However, we cannot assure you that these values could be maintained. Therefore, if we are forced to sell one or more of our properties to satisfy U.S. Dollar-denominated debt service obligations, the proceeds from such sales may decrease in the future, due to devaluations, and this could have an adverse effect on our ability to satisfy such debt obligations.

We may face potential conflicts of interest relating to our principal shareholders.

As of November 30, 2004 our largest shareholder, Mr. Eduardo S. Elsztain, was the beneficial owner of approximately 27.5% of our common shares. As of November 30, 2004, such beneficial ownership consists of 41,713,084 of our common shares owned by Inversiones Financieras del Sur S.A., an Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A..

Pursuant to a consulting agreement with Dolphin Fund Management S.A., we pay a management fee equal to 10% of our annual net income for certain agricultural advice and other administrative services.

Dolphin Fund Management S.A spun off into two companies on November 25, 2003: Consultores Asset Management S.A. and Dolphin Fund Management S.A. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while our First Vice Chairman of the board, Saúl Zang, holds the other 15% of the capital stock.

During the spin off, the consulting agreement was assigned to Consultores Asset Management S.A.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management) is currently the Chairman of Consultores Asset Management S.A.

Conflicts of interest between our management, our affiliates and ourselves may arise in the performance of our respective business activities. Mr. Eduardo S. Elsztain is also the beneficial owner of approximately 27.5% of the common shares of IRSA, an Argentine company that currently owns approximately 62.6% of the common shares of its subsidiary Alto Palermo S.A. (“APSA”) whose CEO is Mr. Alejandro G. Elsztain, the CEO of Cresud. We cannot assure you that our principal shareholders will not limit or cause us to forego business opportunities that their affiliates may pursue or that their pursuit of other opportunities will be in our interest.

We depend on our Chairman and senior management.

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

We hold Argentine securities, which are more volatile than United States securities, and carry a greater risk of default.

We currently have and in the past have had certain investments in Argentine government debt, corporate debt, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses, particularly during fiscal years 2001 and 2002. Although our holding of these investments, with the exception of IRSA, tends to be short term, investments in such securities involve certain risks, including:

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

We could be adversely affected by our investment in IRSA if IRSA’s value decreases.

As of June 30, 2004, we owned a 25.4% equity interest in IRSA representing an investment of Ps. 162.93 million through the purchase of shares and the conversion of Convertible Notes. In addition, as of such date, we owned IRSA’s Convertible Notes for a total amount of US$ 44.9 million. Consequently, as of June 30, 2004, our investment in IRSA amounted to Ps. 351.8 million representing 54.45% of our consolidated assets.

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

It is possible that these or other factors or events will impair IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. During the fiscal year ended June 30, 2004 IRSA’s share price decreased by 12% from Ps. 2.5, on June 30, 2003 to Ps. 2.2 on June 30, 2004. From fiscal year 2002 to fiscal year 2003 the price increased 67% from Ps. 1.5 to Ps. 2.5. Given the relative size of our investment in IRSA, any decline could continue to give us a material adverse effect on our financial condition and results of operations.

The creation of new export taxes may have an adverse impact on our sales.

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

Government intervention in our markets may have a direct impact on our prices.

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

The Investment Company Act may limit our future activities.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentina company engaged in a range of real estate activities. As of June 30, 2004, we owned approximately 25.4% of IRSA’s outstanding shares, and our total investment in IRSA represented approximately 54.5% of our total assets.

Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act.

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

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of our securities would suffer negative consequences.

Based on the current and projected composition of our income and the valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”) for United States federal income tax purposes for the tax year ending June 30, 2004, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less public information available regarding the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly available for domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from those of companies in other countries in this and other respects.

We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, their assets and all or a substantial portion of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

Risks Related to IRSA’s Business

IRSA’s high level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA has, and expects to have, adequate liquidity and capital resources to finance its business. As of June 30, 2004, IRSA’s consolidated financial debt amounted to Ps. 603.9 million (including accrued and unpaid interests and deffered financing costs).

The fact that IRSA is highly leveraged may affect its ability to refinance existing debt or to borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require IRSA to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could place them at a disadvantage against its competitors who are less leveraged, and limit its ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although, IRSA has successfully restructured its debt, we cannot assure you that IRSA will not relapse and become unable to pay its obligations.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any of the financial or other covenants in its debt arrangements, the holders of its debt will be able to accelerate the maturity of such debt or cause defaults under other debt arrangements. IRSA’s ability to service debt obligations or to refinance such obligations will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, IRSA may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain. As of November 30, 2004, such beneficial ownership consisted of:

•	1,000 of IRSA’s common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company where Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company; and

•	71,225,786 of IRSA’s common shares owned by Cresud, for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of its common shares held for the account of Cresud.

Conflicts of interest between IRSA’s management, IRSA and IRSA’s affiliates may arise in the performance of IRSA’s respective business activities. Mr. Elsztain also beneficially owns approximately 27.5% of Cresud’s common shares. Additionally, we own approximately 27.5% of IRSA’s common shares and IRSA owns approximately 62.6% of the common shares of its subsidiary APSA. We cannot assure you that IRSA’s principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in its interest.

The devaluation of the Argentine Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of IRSA’s operations and financial condition.

When the Convertibility Law was in effect, IRSA had no exchange rate risk relating to its Peso-denominated revenues and its U.S. Dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. Dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate of one Peso to one U.S. Dollar. The majority of its liabilities (the Unsecured Loan Agreement, the Class 3 Floating Rate Notes and the Hoteles Argentinos Loan) were subject to New York law and therefore were not converted into Pesos. Furthermore, as of February 4, 2002, APSA was under a swap agreement in which it converted its Peso-denominated fixed rate debt to U.S. Dollar denominated floating rate debt for a total amount of US$ 69.1 million with maturities through March 2005, which is also subject to New York law and thus has not been converted into Pesos.

IRSA realizes a substantial portion of its revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. Dollar value of its earnings and, thus, impaired IRSA’s financial condition. Moreover, its Peso-denominated assets (which represent 93% of its total assets as of June 30, 2004) have depreciated against its indebtedness denominated in foreign currency. As of June 30, 2004, IRSA had outstanding debt amounting to Ps. 603.9 million, of which, 86% was denominated in U.S. Dollars. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition, and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The mandatory pesification of contracts originally denominated in U.S. Dollars will adversely affect IRSA’s profitability.

Although IRSA’s lease agreements and seller financing loans were denominated in U.S. Dollars, the Argentine government mandatorily converted all U.S. Dollar monetary obligations entered into between non-financial parties prior to January 7, 2002 into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory “pesification” by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the CER, we cannot assure you that an adequate adjustment will apply to amounts payable to IRSA under its lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either party may ask the other party for a fairness adjustment. If the parties do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties and may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although some of IRSA’s new lease agreements are U.S. Dollar denominated, the mandatory pesification of contracts originally denominated in U.S. Dollars is likely to materially and adversely affect its financial condition and its ability to pay its liabilities denominated in U.S. Dollars (mostly banking and financial loans), because its cash flows will be mostly denominated in devalued Pesos.

The Argentine government may impose additional restrictions on the lease, operation and ownership of property.

In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect IRSA’s operations and profitability.

There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market and the rental market. Furthermore, most of IRSA’s leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income.

IRSA holds Argentine securities which are more volatile than United States securities, and carry a greater risk of default.

IRSA currently holds certain investments in Argentine government debt, corporate debt and equity securities. In particular, IRSA holds a significant interest in BHSA, an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario, tend to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which IRSA has invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which IRSA has invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of its investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, which could also adversely affect the value of these investments.

Real estate investments are subject to many risks.

IRSA’s real estate investments are subject to risks common to commercial and residential properties, many of which are not within its control. Any one or more of these risks might materially and adversely affect its business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

IRSA’s ability to generate income from its properties sufficient to service its debt and cover other expenses may be adversely affected by the following factors, among others, some of which IRSA cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for IRSA;

•	increased competition from other real estate operators which might drive down its prices and profits;

•	changes in IRSA’s ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

•	increases in operating expenses which could lower IRSA’s profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof and the ability of IRSA’s tenants to provide adequate maintenance and insurance, possibly decreasing the life of and revenue from a property; and

•	the exercise by IRSA’s tenants of their legal right to early termination of their leases.

In addition, other factors may adversely affect the performance and value of its properties, including changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of tenants to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced, in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede its ability to respond to adverse changes in the performance of its investments could have a material adverse effect on its financial condition and results of operations.

Real estate market illiquidity and declining property values in U.S. Dollars terms may adversely affect IRSA’s financial condition.

The Argentine crisis, including the devaluation of the Peso, decreased real estate value in U.S. Dollar terms and liquidity of real estate investments. Despite the recovery of the value in U.S. Dollars of the real estate investments, it may be more difficult for IRSA to adjust its property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, while social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks. If IRSA is forced to sell one or more of its properties in order to cover operating expenses or to satisfy debt service obligations, or if IRSA is forced to liquidate, the proceeds from such sales might be less than its total investment in the properties sold.

IRSA’s business is subject to extensive regulation.

The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. IRSA is required to obtain approval from various governmental authorities for its development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect its results of operations and the level of cash flow necessary or available to meet its obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. IRSA and its affiliates’ operations are also subject to federal, state and municipal environmental laws applicable in Argentina. IRSA believes that such laws and regulations currently do not materially affect its business or results of operations. We cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on its business.

Argentine lease law imposes lease restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of its lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for IRSA to increase the amounts owed under its lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by IRSA’s tenants could materially and adversely affect its business and we cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, historically, the heavy workload of the courts that hear these matters and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally last from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on its financial condition and results of operation.

IRSA’s assets are concentrated in the Buenos Aires area.

Its principal properties are located in the City of Buenos Aires and the greater Buenos Aires area and a substantial portion of its revenues are derived from such properties.

For the fiscal year ended June 30, 2004, a substantial part of its sales were derived from properties in the City of Buenos Aires and greater Buenos Aires area. Although IRSA owns properties and may acquire or develop additional properties outside of those areas, IRSA expects to continue to depend to a very large extent on economic conditions affecting them, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition.

If APSA cannot reach an agreement with the sellers regarding its acquisition of a significant interest in the Neuquén Project, the sale may be voided and APSA may not recover its original investment.

On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on the earlier of the opening of the shopping center or July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén S.A.’s sole asset is a piece of land of approximately 50,000 square meters. It had received preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a hotel.

In June 2001, Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for construction of property which Shopping Neuquén S.A. would develop.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén S.A. for a readjustement of the terms for the construction of the project and the authorization to transfer part of the land to third parties. In addition, the rights granted in Ordinance 5178 were declared to have lapsed, and the contract for the purchase of the land was deemed void, with the loss of the improvements made in favor of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén S.A.

In response to the terms of the mentioned Decree, on January 21, 2003 APSA applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The application was rejected by the Municipal authorities by means of Decree No.585/2003. As a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in process, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

As of June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for reactivation of the development and construction of the commercial project. Such agreement would be incorporated into a new Municipal Ordinance that would modify or annul the original ordinance.

Furthermore, on August 15, 2003 APSA was informed that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a complaint against APSA for collection of the balance of the purchase price plus interest and legal costs.

Although APSA hopes for a favorable resolution to the judicial proceeding, and APSA is still negotiating a new arrangement with the old shareholders, we cannot assure the results will be favorable to it.

Pérez Cuesta S.A.C.I., in which APSA currently owns a controlling interest, has defaulted on several payments which could result in its inability to remain as a going concern, jeopardizing APSA’s investment in the company.

As of June 30, 2004, APSA owned an 18.9% non-controlling interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”), which owns the Mendoza Plaza Shopping Center. As of such date it had Ps. 40.3 million of financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which is due and on which the company has defaulted. As of December 2, 2004, APSA increased its interest in Pérez Cuesta to 68.8%. Pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness was converted into Pesos. Since its indebtedness includes outstanding mortgage loans and commercial leases, its default on several overdue payments raises substantial doubt of its ability to continue as a going concern. Currently, Pérez Cuesta and APSA are negotiating restructuring of the debt terms with its creditors. However, if APSA is unable to achieve a successful restructuring of its financial indebtedness the value of APSA’s investment may be adversely affected.

IRSA’s real estate activities through subsidiaries and joint ventures are subject to additional risks.

IRSA conducts a substantial part of its real estate activities through subsidiaries and strategic alliances with other companies. One of IRSA’s principal investments is in APSA where IRSA owns a majority of the voting stock. In the future, IRSA may increase its real estate activities through such vehicles. As a result, IRSA depends to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from these entities to maintain its profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, its partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from IRSA’s; or

•	take actions that are contrary to IRSA’s instructions or requests or that are otherwise contrary to its interests.

Development and construction activities are inherently risky.

IRSA is engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with its development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed its original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may be insufficient to make such project profitable;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	IRSA may be unable to obtain financing on favorable terms for the development of the project;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	IRSA may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

IRSA is subject to shopping center operating risks that may affect its profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on IRSA, if its tenants are unable to pay higher rent obligations due to the increase in expenses.

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

The shift of consumers to purchasing goods over the Internet may negatively affect sales in IRSA’s shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and that this trend will continue. If e-commerce and retail sales through the Internet continue to grow at current rates, consumers’ reliance on traditional distribution channels such as its shopping centers could be materially diminished, having a material adverse effect on its financial condition, results of operations and prospects.

IRSA’s future acquisitions may be unprofitable.

IRSA intends to acquire additional properties to the extent such properties meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	investments may fail to perform as expected; or

•	estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

IRSA’s shopping center business is subject to competitive pressure.

All of its shopping centers are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of its properties. The number of competitive properties in a particular area could have a material adverse effect on IRSA’s ability to lease retail space in its shopping centers or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. To date, there have been relatively few companies competing with IRSA for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on its results of operations.

IRSA is subject to the risk of payment defaults due to its investments in credit card businesses through its subsidiary APSA.

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

These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of operations of IRSA’s credit card business. In addition, if its credit card business is adversely affected by one or more of the above factors, the asset quality of its securitized receivables are also likely to be adversely affected. Therefore, IRSA could adversely be affected to the extent that at such time it holds a participating interest in any such securitized receivables.

A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders’ incomes, thus, adversely affecting its credit card revenue collections.

IRSA may not be able to recover the mortgage loans it has provided to purchasers of units in its residential development properties.

In recent years, IRSA has provided mortgage financing to purchasers of units in its residential development properties. Before January 2002, its mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 1 to 15 years. However, on March 13, 2002, the BCRA converted all U.S. Dollar denominated debts into Pesos at the exchange rate of Ps. 1.0 to U.S. Dollars 1.0 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the U.S. Dollar value of its outstanding mortgage loans which at June 30, 2004, aggregated approximately Ps. 1.4 million.

IRSA is subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect its cash flow. Argentine law imposes significant restrictions on its ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, IRSA does not have the right to foreclose on the unit. Instead, in order to reacquire a property, IRSA is required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. However, the Public Emergency Law established the suspension of all the judicial and non-judicial enforcements including the enforcement of mortgages and pledges, regardless of its origin. Private and financial entities have voluntarily decided to suspend foreclosures, while Law No. 25,798 has been enacted by Congress in order to give a definite answer to the problem of default in payment of mortgage loans. We cannot assure you that they will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

We cannot assure you that any future inflation adjustment indexes will adequately reflect inflation or that such adjustment will not increase delinquency on its outstanding mortgage portfolio, thus reducing future revenues.

IRSA’s subordinated participations in securitized mortgage loans may have no value.

Additionally, on December 2001, IRSA securitized almost the entire mortgage portfolio held by them since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acts as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. IRSA held all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represents the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid.

This portfolio was originally denominated in U.S. Dollars and mandatorily converted into Pesos in January 2002. Additionally, mortgages in the trust are subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May 2002, inflation adjustment on residential mortgages on homes granted to individuals were eliminated until October 2002, when adjustments were performed according to a different inflation index, the CVS. Pursuant to Decree 117/04 and Law No. 25,796, the CVS became unenforceable on April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The asset quality of the portfolio has declined due to the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient or any funds to service the subordinated certificates held by them. If there are not sufficient funds, the value of these bonds might be considerably reduced or even equal to zero.

As of June 30, 2004, Classes A, B and C were completely amortized.

As of June 30, 2004, Class D’s face value amounted to Ps. 10.3 million.

We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by them (and included in the annual report), will represent actual results. As successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Finance, which could further affect respective cash flows.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA operates its hotels is highly competitive. The success of its hotels will depend, in large part, upon its ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of its hotels depends on:

•	IRSA’s ability to form successful relationships with international operators to run its hotels;

•	changes in travel patterns, including seasonal changes; and

•	taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA’s investment in BHSA subjects IRSA to risks affecting the banking sector.

IRSA has a significant investment in the banking sector, a different industry with different risks. IRSA holds 17,641,162 Class D shares in BHSA which represented 7.2% of IRSA’s consolidated assets as of June 30, 2004. BHSA has been the leading mortgage lender, largest mortgage servicer and provider of mortgage-related insurance in Argentina. Substantially all of its operations, property and customers are located in Argentina. Accordingly, the quality of its loan portfolio and its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002, and the Argentine government’s actions to address the crisis, described below, have had and could continue to have a material adverse effect on our business, financial condition and results of operations.

As a result of the crisis and government measures implemented to counteract its adverse impacts in December 2001, BHSA suspended origination of mortgage loans, and started focusing its efforts on servicing and collecting its existing mortgage loans. The economic crisis and the measures adopted to counteract its impact have effectively destroyed BHSA’s traditional mortgage lending business because long-term financing is temporarily not available to it. Historically, it funded its operations principally from bank loans and debt offerings in international markets, cash flow from operations and off-balance sheet domestic and international securitizations.

On February 3, 2002, the Argentine government converted its entire US Dollar-denominated mortgage loans into Peso-denominated loans, while only a small percentage of its liabilities denominated in foreign currencies were converted into Pesos. These pesified loans were indexed for inflation pursuant to CER or the CVS. Furthermore, its mortgage loans that were originally denominated in Pesos have not been adjusted for inflation despite the end of the Peso-US Dollar parity. BHSA’s pesified mortgage loans have been capped to bear interest at an annual rate of (i) between 3.5% and 5% for loans to individuals that are adjusted for inflation pursuant to CER, (ii) 12.38% for loans to individuals that are adjusted pursuant to the CVS and (iii) between 6% and 8% for construction project loans.

On February 14, 2002, the Argentine government suspended foreclosure and bankruptcy proceedings and the suspension remained in effect until November 14, 2002. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law 25,737 which suspends foreclosures for an additional period of 90 days. In September 2003, BHSA, together with other financial institutions voluntarily agreed not to foreclose on its mortgage loans until a new law proposed by the government that would extend credit to mortgage to the debtors is approved by Congress. On November 5, 2003, the Argentine Congress passed a law implementing a mortgage refinancing mechanism financed by a special fund which is expected to purchase certain delinquent loans and permitting debtors to repay their debts at fixed rates in Pesos. Because the Argentine Congress has not yet enacted the enabling legislation for this special fund, it is not clear at this time what impact the new law will have on the BHSA’s results of operations or on its ability to collect or reclassify over due loans in its loan portfolio or on its ability to foreclose on mortgage loans outstanding.

On November 5, 2003 Law No. 25,798 was enacted. It establishes a mechanism to reschedule the mortgage debts financed by a Trust (paid by the Argentine Government) which will buy portfolio mortgage debts and reschedule its maturity dates. The financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions for the incorporation into this system of the mortgage loans that are undergoing judicial or private execution proceedings.

On June 22, 2004 BHSA expressed its adhesion to the mortgage refinancing mechanism and certified that the total amount of the loans included in this system amounts to Ps. 218 million, including Ps. 193 million to be refinanced in February 2004 according to Law 25,798. Furthermore, First Trust of New York National Association (trustee of BHN Master Mortgage Trust) also adhered to the mortgage refinancing mechanism, certifying elegible notes which amount to Ps. 6 million, including Ps. 6 million to be refinanced in February 2004. All these credits have been securitized and BHSA is the beneficiary.

Once this system is operating, BHSA will be entitled to receive bonds from the trustee: (i) notes due on November 1st, 2006 for 60% of the unpaid amounts; and (ii) for the remaining 40%, bonds due on November 1st, 2014.

Including the BODEN, bonds, that BHSA expects to receive from the Argentine government as compensation for the negative effects of recent governmental measures (which are recorded at par value), Argentine government bonds represented approximately 52.8% of our assets as of September 30, 2004 pursuant to BCRA Accounting Rules.

BHSA is entirely dependent on mortgage lending which is not currently a viable business in Argentina, and its ability to continue as a going concern depends in part on a new and unproven business strategy. Historically, BHSA has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on BHSA than on its more diversified competitors. Due to its concentration in this recession sensitive sector, it is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) the demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina and the likely unavailability of long-term financing to BHSA for the foreseeable future, it can no longer continue as a financial institution that relies solely on mortgage lending and related services. Accordingly, it is seeking to adapt its business strategy to confront the challenges of these new market conditions. Its ability to operate as a going concern will depend on how successfully it transforms into a diversified financial institution that no longer depends on mortgage lending. It must overcome significant challenges to achieve this goal including, among others, its precarious financial condition, lack of experience and client relationships outside the mortgage sector, the existence of large, well-capitalized competitors, its extremely limited ability to invest in new businesses and significant political, regulatory and economic uncertainties in Argentina. As a result, BHSA cannot give us any assurance that it will be successful in doing so in the foreseeable future, if at all.

Uncertainties affecting the Banco Hipotecario business could negatively affect the value of IRSA’s investment.

IRSA’s auditors’ report on IRSA’s Consolidated Financial Statements includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on BHSA’s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations. As of June 30, 2004, IRSA’s investment in BHSA accounts for approximately 7% of its total consolidated assets. The future outcome of the uncertainties described before could have an adverse effect in the valuation of IRSA’s investment in BHSA.

IRSA is dependent on its senior manager and Chairman Eduardo Elsztain.

IRSA’s success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, its Chief Executive Officer, president and chairman of the board of directors. The loss of his services for any reason could have a material adverse effect on its business.

IRSA’s future success also depends in part upon their ability to attract and retain other highly qualified personnel. We cannot assure you that they will be successful in hiring or retaining qualified personnel, or that any of its personnel will remain employed by them.

APSA’s use of financial instruments for hedging may result in material losses.

APSA uses various financial instruments to reduce its financing cost associated with its borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

Nevertheless, APSA’s hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on its financial condition. APSA has experienced net hedging losses in the past, and could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, APSA bears the credit risk of counterparts being unable to meet the terms of their contracts, and APSA may be unable to recover damages from any such defaulting counterpart through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterpart. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase its loss which could be material.

As of June 30, 2004, APSA was not using any other derivatives.

Risks Related to the Global Depositary Shares and the Shares

IRSA is subject to certain different corporate disclosure and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires (“BCBA”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

IRSA is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

IRSA is a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of its directors and its senior managers, and most of its assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon IRSA or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised by its Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against IRSA.

If IRSA is considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of its securities would suffer negative consequences.

Based on the current and projected composition of its income and valuation of its assets IRSA does not believe IRSA was a PFIC for United States federal income tax purposes for the tax year ending June 30, 2004, and IRSA does not currently expect to become a Passive Foreign Investment Company (“PFIC”), although there can be no assurance in this regard. The determination of whether IRSA is a PFIC is made annually. Accordingly, it is possible that IRSA may be a PFIC in the current or any future taxable year due to changes in its asset or income composition or if its projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of its income and assets and the accuracy of IRSA’s projections. If IRSA becomes a PFIC, United States Holders of its shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by IRSA or upon a sale or other disposition of its shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF CRESUD

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) on February 19, 1937 under number 26, on page 2, book 45 of National Bylaws Volume. Pursuant to our Bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

During a period of approximately two years and ending in September 1994, Dolphin Fund Management S.A. acquired on behalf of certain investors an aggregate of 22% of our outstanding shares on the Bolsa de Comercio de Buenos Aires. In September 1994, an investor group led by Dolphin Fund Management S.A. and including Dolphin Fund plc. (formerly Quantum Dolphin plc.) acquired the control by purchasing an additional 51.4% of our outstanding shares. In November 1994, the investor group acquired an additional 13.6% of our outstanding shares. On May 29, 1995, we completed a rights offering in Argentina which was fully subscribed and added paid-in capital of Ps. 144.9 million (including prior capital contributions of the investor group of Ps. 61.8 million). On December 31, 1996, Dolphin Fund plc., owned 39.0% of our shares.

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

From December 2000 to June 2004, we invested approximately Ps. 162.93 million to acquire approximately 25.4% of the outstanding shares of IRSA. In addition, we owned IRSA’s Convertible Notes for a total amount of US$ 44.9 million. Consequently, as of June 30, 2004, our investment in IRSA amounted to Ps. 351.8 million representing 54.45% of our consolidates assets. IRSA is one of Argentina’s largest real estate companies. As of June 30, 2004, IRSA had total assets of Ps. 2,202.9 million, and its net gain for the fiscal year ended June 30, 2004, was Ps. 87.9 million.

On September 29, 2000, our board of directors, pursuant to the provisions set forth in Section 83, subsection 1º of Law 19.550, decided the merger of the companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A. in our Company, effective as from July 1st, 2000; and on August 30, 2002 approved the signing of a final merger agreement with Agroriego San Luis S.A. and Colonizadora Argentina S.A, the acquired companies.

As of June 30, 2004, our net worth was Ps. 465.2 million and total assets were Ps. 646.1 million. As of June 30, 2004, we owned 18 farms together with our subsidiaries and 424,447 hectares, including 35.723% of the 8,299 hectares owned by Agro-Uranga S.A. and 50% of the 170 hectares owned by Cactus Argentina S.A. As of June 30, 2004, 27,358 hectares were sown (including 35.723% of the 11,873 hectares sown by Agro-Uranga S.A.), 9,766 leased hectares were sown, we had 98,139 beef-cattle heads (including 35.723% of the 645 owned by Agro-Uranga S.A.) and 1,262 cows were involved in milk production (including 35.723% of the 734 cows owned by Agro-Uranga S.A.). For fiscal year ended June 30, 2004, our total sales totalled Ps. 62.3 million.

Business acquisitions

Year Ended June 30, 2004

On November 11, 2003, Feria Jovita S.R.L. repaid the commercial loan due to Cresud S.A. by executing a deed to formalize the delivery in lieu of payment of a 9-hectare farm located in the Lavalle Department in the Province of Mendoza. The value of the property is Ps. 25,600.

Year Ended June 30, 2003

On April 30, 2003 a title deed was signed for the purchase of El Tigre farm, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9.2 million.

Year Ended June 30, 2000

In May 2000, we acquired a 70% equity interest in Futuros y Opciones.Com S.A., a private owned Argentine corporation for Ps. 3.5 million, of which Ps. 1.8 million was paid in cash in May 2000 and Ps. 1.3 million within a six-month period as from acquisition date. The remaining Ps. 0.4 million was placed into an escrow account that was released in April 2002.

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

Farm Sales

Year Ended June 30, 2004

On July 29, 2003, Inversiones Ganaderas S.A. sold three properties, which were part of the farm El Recreo, located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares for US$ 0.43 million. This sale yielded a profit of Ps. 0.58 million.

On November 26, 2003, we executed the deed for the sale of El 41 y El 42 farm, 6,478 hectares, located in the department of Tapenagá, Province of Chaco. The price was US$ 0.97 million. This sale generated a Ps. 1.08 million profit.

On June 30, 2004 a preliminary purchase and sale agreement was signed for the San Enrique farm. The purchase price will be US$ 5 million. This sale will generate a profit of approximately US$ 4.3 million when consummated. We expect to close the transaction during fiscal year 2005.

Year Ended June 30, 2003

On April 21, 2003 a title deed was signed for the sale of San Luis farm, with a surface area of 706 hectares and located in Junín, in the Province of Buenos Aires. The sales price was fixed in US$ 2.2 million. This sale generated Ps. 0.6 million in profits, stated in period-end currency.

On April 30, 2003 a title deed was signed for the sale of Los Maizales farm, with a surface area of 618 hectares, located in the Villa Cañás district, in the Province of Santa Fé. The sales price was fixed in US$ 1.8 million. This sale generated Ps. 4.3 million stated in period-end currency.

Year Ended June 30, 2002

On August 30, 2002 the Company’s Board of Directors approved the signing of a final merger agreement with Agro Riego San Luis S.A. and Colonizadora Argentina S.A., the acquired companies.

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

On August 3, 2001, a preliminary purchase and sale agreement was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, the Province of Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

In December 2001, we sold a 5,649-hectare plot of El Coro farm, in the district of Río Seco, Province of Córdoba, for US$ 4.5 million.

Year Ended June 30, 2001

On September 11, 2000 we signed a preliminary purchase and sale agreement for El Bañadito, covering 1,789 hectares in the district of Inés Indart, Salto, Province of Buenos Aires. The price arranged for this sale was US$ 6.2 million and included the sale of the dairy farm, silo plants and other chattels. This transaction represented a profit of roughly Ps. 6.2 million.

On December 4, 2000 a preliminary purchase and sale agreement was signed for the farm Tourné, of 19,614 hectares, in the district of Vera, Province of Santa Fe. The sale price amounted to US$ 2.8 million, and included the sale of the farm and other real estates. This sale generated an approximate loss of Ps. 0.4 million.

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

Most of our farms are located in Argentina’s pampas, one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fé, Córdoba, Chaco, San Luis, Catamarca, Salta and La Pampa. At June 30, 2004, we, together with our subsidiaries, owned 18 farms. Approximately 13,351 hectares of the land we own are productive and suitable for crop production, approximately 125,513 hectares are best suitable for beef-cattle production, and 820 hectares are used for milk production. The remaining 266,916 hectares are primarily natural woodlands. In addition, during fiscal year 2003, we leased farms on an aggregate total area of 13,628 hectares and during fiscal year 2004 we leased farms for crop production on an aggregate total area of 9,766 hectares on 19 farms. This decrease compared to the prior harvest was mainly due to the high prices of land leases. The demand for farmland at high prices led to our decision to lease our own farmlands to third parties.

The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):

	Year Ended June 30,
	2000(1)	2001(1)(6)	2002(1)(7)	2003(1)(8)	2004(1)(9)
	(in hectares)
Crops(2)	47,204	40,208	48,437	27,255	27,358
Beef-Cattle(3)	177,267	170,392	147,566	135,798	125,669
Milk	2,926	2,492	1,390	977	1,001
Natural woodlands(4)	275,995	275,889	275,928	272,318	266,916
Own farmlands leased to third parties	—	—	—	—	13,996

Total(5)	503,392	488,981	473,321	436,348	434,940

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.
(2)	Includes wheat, corn, sunflower, soybean and sorghum.
(3)	Raising and fattening.
(4)	We use portions of our natural woodlands to produce charcoal and fence posts and rods. See “ Operations and Principal Activities - Other Production.”
(5)	31,114 hectares and 1,500 hectares were leased during fiscal year 2000 for crop and beef-cattle production, respectively. During fiscal year 2001, 19,601 hectares were leased for crop production. As of June 30, 2002, 28,913 hectares were leased for crop production and 2,500 for beef-cattle production. 13,628 hectares and 9,766 hectares were leased for crop production during fiscal year 2003 and 2004, respectively.
(6)	Includes 19,614 hectares of Tourné. This farm was sold in Ps. 6.2 million on December 4, 2000.
(7)	Includes 6,149 hectares of La Sofía and the plot sold from El Coro.
(8)	Includes 618 hectares of Los Maizales and 706 hectares of El Silencio/San Luis.
(9)	Includes 8,360 hectares of El Tigre, purchased on April 30, 2003, and does not include 6,478 hectares of El 41-42 in relation to which a deed was executed on November 26, 2003.

Operations and Principal Activities

In fiscal year 2003, our operations were conducted on 19 owned farms and 26 leased farms. In fiscal year 2004, our operations were conducted on 18 owned farms and 19 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:

	Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
Crops (2)	159,992	104,974	142,478	70,369	74,612
Beef-Cattle (3)	12,903	12,725	10,493	9,121	11,343
Milk (4)	10,933	7,057	6,783	6,024	6,731

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.
(4)	Production measured in thousands of liters.

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

The following table sets forth, for the periods indicated below, certain information concerning sales of land by us during each of the last five fiscal years ending June 30, 2004:

	Sales of Land
Fiscal Year	No. of Farms	Gross Proceeds from Sales	Book Value of Properties Sold	Gain/(Loss)(1)
		(in millions of Pesos)
2000	—	—	—	—
2001	2	19.8	13.9	5.9
2002	3	53.2	36.6	16.6
2003	2	12.0	7.1	4.9
2004	2	4.1	2.4	1.7

(1)	Including all taxes and commissions

On June 30, 2004 a preliminary purchase and sale agreement was signed for the farm San Enrique, 977 hectares located in the department of General López, Province of Santa Fe. The price for the sale of the farm was of US$ 5.0 million. This sale will generate a profit of approximately US$ 4.3 million when consummated. We expect to close the transaction during fiscal year 2005.

On November 26, 2003, we executed the deed for the sale of El 41 y El 42 farm covering 6,478 hectares, located in the department of Tapenagá, Province of Chaco for a total consideration of US$ 1.0 million, resulting in a gain of Ps. 1.1 million.

On July 29, 2003, our subsidiary Inversiones Ganaderas S.A. sold three properties which were part of the farm El Recreo, located in the Santo Domingo district, department of La Paz, Province of Catamarca, with a total surface area of 5,997 hectares for a total consideration of US$ 0.43 million, resulting in a gain of Ps. 0.58 million.

During fiscal year 2003 we sold Los Maizales and San Luis establishments, of 618 and 706 hectares respectively, at very good prices averaging US$ 3,100 per hectare, generating a profit of Ps. 4.9 million, 69% above book value.

On August 30, 2002 our Company Board of Directors approved the signing of a final merger agreement with Agro Riego San Luis S.A. and Colonizadora Argentina S.A., the acquired companies.

During May 2002, we sold a 3,240-hectare plot of El Coro farm, for Ps. 2.6 million and in a subsequent sale a 1,432-hectare plot for Ps. 1.1 million. The total sale of El Coro generated a profit of Ps. 3.5 million.

On May 8, 2002, we signed the deeds of sale for two plots of the 6,149-hectare La Sofía farm. The two plots of the farm were purchased in 1997, and since then, they had undergone an extensive transformation due to the implementation of the no tillage system. At the date of sale, 100% of the farm’s surface was devoted to agriculture. The sale price was US$ 10 million which was paid at the date of the signing of the deeds and the taking possession of the plots. Crops for the 2001/2002 season, which were harvested during May and June, remained our property. We believe that the sale of La Sofía was an attractive opportunity for us, because the sale price was higher than the farm’s book value, and the sale generated a Ps. 12.9 million profit.

On August 3, 2001, a preliminary purchase and sale agreement was signed for the farm El Silencio, of 397 hectares, located in the district of Rojas, Province of Buenos Aires. The price for the sale of the farm was of US$ 1.03 million. This sale generated a profit of Ps. 0.2 million.

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

The following table sets forth, for the periods indicated below, our production of principal crops:

	Crop Production Year ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
	(in tons)
Wheat	26,283	9,835	28,051	9,397	16,707
Corn	81,343	46,745	63,175	27,508	31,164
Sunflower Seeds	19,413	5,080	4,122	3,074	3,095
Soybeans	31,704	42,068	43,335	25,056	20,439
Other	1,249	1,246	3,795	5,334	3,207

Total	159,992	104,974	142,478	70,369	74,612

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1) Year ended June 30,
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
	(in hectares)
Owned	16,090	20,069	19,524	12,677	17,592
Leased	31,114	20,139	28,913	14,578	9,766

Total	47,204	40,208	48,437	27,255	27,358

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

As of June 30, 2004, leased land as a percentage of total land sown by us was 42 % of total sown area.

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

Our crop inventory at any given time varies according to market conditions. As of June 30, 2004, our crop inventory consisted of 273 tons of wheat, 22,210 tons of corn, 10,924 tons of soybean, 961 tons of sorghum and 56 tons of oats.

Beef-Cattle Production

Our beef-cattle production principally involves the raising and fattening of beef-cattle from our own stock. In some cases, if the market conditions are favorable we acquire and fatten beef-cattle for sale to slaughterhouses and supermarkets.

In addition, as part of our strategy to move along the production chain, during the 2003 we began to slaughter some of our own livestock, having obtained the appropriate permits. We also plan to begin to export for the account of third parties. As of June 2004, the cattle stock of the Company was 97,909 heads and a total of 125,513 hectares was used for beef-cattle production.

Beef-cattle production was 11,343 tons, which represented a 24,4% increase over the previous year mainly due to an increase in the number of head of cattle finished in the feedlot. It is more productive to finish head of cattle in the feedlot than feeding them with natural pastures. During the first five months of the fiscal year, a drought affected cattle raising farms, consequently, a major number of head of cattle had to be finished in the feedlot.

A significant percentage of cattle was finished in the feedlot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with grain are grass-rebreed steers with a weight not exceeding 300 kg and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

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

Parcel management of our pastures is aided by electric fences, which may be readily moved to complement our land rotation. The beef-cattle herd is fattened from 160 kilograms to 300 kilograms through grazing in pastures in our northern farms where conditions are suitable for this initial fattening. The cattle are further fattened to reach 430 kilograms at our southern farms and in our San Luis feedlot. The feedlot enables uniform production and higher quality and degree of tenderness in the meat, due to the younger age of the animals slaughtered, resulting in stronger demand from international markets and higher prices.

Brood cows and bulls are used in raising activities, while steers, heifers and calves are used for fattening activities. Brood cows give birth approximately once a year and have a productive life of six to seven years. Six months after birth, calves are moved from suckling to fattening pastures. Purchased cattle go directly into the fattening process. Upon reaching this process the cattle graze for approximately one to one and a half years to fatten for sale. Steers and heifers are sold once they have achieved a weight of between 380-430 kilograms and 280-295 kilograms, respectively, depending upon the breed.

Our beef-cattle stock is organized into raising and fattening activities. The following table indicates, for the periods set forth below, the number of head of beef-cattle for each activity:

	Head of Beef-Cattle(1) Year ended June 30,
	2000(2)	2001(2)	2002(2)	2003(2)	2004(2)
Raising	41,242	41,419	32,304	31,328	30,327
Fattening	66,560	54,732	44,464	49,177	67,582

Total	107,802	96,151	76,768	80,505	97,909

(1)	For classification purposes, upon birth, all calves are considered to be in the fattening process.
(2)	Does not include head of beef-cattle from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

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

We have invested approximately Ps. 29.6 million in equipment, machinery, pastures, genetic improvements, research and development related to beef-cattle operation.

Milk Production

During fiscal year 2004, milk production was 11.7% higher than in the prior fiscal year due to a major drought in the first few months of the year which forced dairy farms to supplement feeding resulting in better yields by heifer in liters produced.

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

The following table sets forth, for the periods indicated below the total number of our milking cows, average daily production per cow and our total milk production:

	Milk Production Year Ended June 30,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)
Milking cows	1,519	1,135	1,143	1,002	1,000
Daily production (liters per cow)	19.7	18.5	16.3	16.5	18.4
Total production (thousands of liters)	10,933	7,057	6,783	6,024	6,731

(1)	Does not include production from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

During fiscal year 2003, we devoted 820 hectares to the production of milk. As of June 30, 2004, we had 3,472 head of cattle on 820 hectares involved in the production of milk.

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

We have invested in certain technologies centered on breeding, health and feeding to enhance milk production. These investments include the purchase of high-quality imported frozen semen from genetically improved American Holstein bulls, machinery and farming implements such as two feed mixer trucks, the use of feed supplements and the installation of modern milk cooling and heating control facilities. We currently purchase feed supplements for our milking cows and have invested to increase the quantity and quality of forage (pasture, alfalfa and corn silage) to reduce feed costs. Since the change of control, we have invested approximately Ps. 7.10 million in equipment, machinery and research and development with respect to our dairy herd.

Other Production

Charcoal production was affected by the recessive market conditions that pushed down sales prices, diminishing the gain margin. This situation forced us to look for new commercial agreements. During fiscal year 2002 and fiscal year 2003, we managed to commercialize our production in the external market, mainly in Chile. However, during fiscal year 2003, we had to abandon this agreement due to its small production scale and its high administrative expenses, resulting in the interruption of the activity.

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

The market price for cattle in Argentina is set in Mercado Concentrador de Liniers (on the outskirts of the Province of Buenos Aires), where hoofed animals are auctioned daily. Mercado Concentrador de Liniers prices are set per kilogram of live beef-cattle and are mainly determined by domestic supply and demand. The price tends to be lower than the price of beef in industrialized countries. Some supermarkets and slaughterhouses usually establish their prices per kilogram of processed meat; in these cases the final price is affected by processing yields.

Milk

During fiscal year 2003 and fiscal year 2004, we sold all of our milk production to the largest dairy company in Argentina, Mastellone S.A., which produces a variety of consumer dairy products for sale in Argentina and abroad. We negotiated raw milk prices with this company on a monthly basis based on domestic supply and demand. We believe that other large dairy companies in Argentina would be willing and able to buy all or part of our milk production if we were to elect to diversify our milk sales. The price of the milk sold by us primarily depends on the percentage of fat and protein contained in the milk and the degree to which the milk is cooled. The price we get for our milk also increases or decreases based upon bacteria and somatic cell content.

Customers

During the fiscal year 2004, we had net sales of Ps. 61 million to approximately 185 customers. Sales to our ten largest customers accounted for approximately 68.8% of our net sales in 2003 and 59.18% during fiscal year ended June 30, 2004. Of these customers, the three largest, Cargill S.A., Arre Beef S.A. and Coto S.A., accounted for an aggregate of approximately 29.37% of our sales in 2004, and the remaining seven customers together accounted for approximately 29.81% of our net sales during such period.

We are party to non-binding, annual letters of understanding with certain of our principal customers. These letters of understanding allow us to estimate demand and plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts with a duration of less than one year.

Marketing Channels and Sales Methods

Crops

Normally, we use grain brokers and other intermediaries to execute transactions at the exchanges. We usually sell a portion of our production in advance by futures contracts and we buy and sell options to hedge against a drop in prices. Thirty percent of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires and seventy percent are closed through the Chicago Board of Trade.

Our storage capacity allows us to condition and store crops without using intermediaries and to capitalize on fluctuations in the price of commodities. The largest storage facility owned by us, with a capacity of 12,000 tons, is located at the Las Vertientes, near Río Cuarto, Province of Córdoba. Other storage facilities are located at El Gualicho farm, with a capacity of 2,000 tons. We intend to further increase our storage capacity by renting facilities from third parties. As of June 30, 2004, we have 5,700 tons of rented storage capacity.

Beef-Cattle

We primarily sell directly to local meat processors and supermarkets, including Arre Beef S.A., Coto S.A., Frigorífico Amancay S.A., La Pellegrinense S.A., Frigorífico General Deheza S.A., Bustos y Beltrán S.A., Frigorífico Novara S.A., Supermercados Norte S.A., Col-Car S.A., Frigorífico Paladini S.A., Argentine Breeders and Packers S.A. and Quickfood S.A., at prices based upon the Mercado Concentrador de Liniers’ price.

We pay the freight to market and generally do not pay commission for our transactions.

Raw Materials

Our ongoing direct cost of producing crops varies with respect to each crop and is normally divided among the costs of tillage, seeds, agrochemicals and fertilizers. We purchase in bulk and store seeds, agrochemicals and fertilizers to benefit from off-season discounts. Raw material prices are volatile mainly because they are denominated in U.S. Dollars and also due to the seasonability of our activity.

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

IRSA

From December 2000 to June 2004 and pursuant to our strategy of diversifying our business activities, we made a significant investment in IRSA shares. In addition, during November and December 2002, we purchased a total amount of US$ 49.7 million IRSA’s Convertible Notes. Moreover, during July and November 2003, we purchased additional 0.25 million Convertible Notes (for a total amount of US$ 0.4 million) issued by IRSA. As of June 30, 2004, our total investment in IRSA amounted to Ps. 351.8 million. IRSA is one of Argentina’s largest real estate companies in terms of total assets, and is engaged in a range of real estate activities in Argentina. Its principal activities consist of:

•	the acquisition and development of residential properties primarily for sale;

•	the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes. IRSA has over 84,000 m2 of office space for rental purposes;

•	the acquisition, development and operation of shopping center properties through its 53.8% ownership interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA) as of June 30, 2004. APSA is one of the leading companies in the operation of shopping centers in Argentina and it either owns or holds a majority ownership interest in 7 shopping centers with a gross area for rental purposes of 145,207 m2;

•	the acquisition and operation of luxury hotels through an ownership interest in 3 five-star hotels; and

•	the acquisition of undeveloped land reserves for future development or sale appraised in Ps. 323.1 million.

As of June 30, 2004, IRSA had total assets of Ps. 2,202.9 million and shareholders’ equity of Ps. 959.9 million. IRSA’s net gain for the fiscal year ended June 30, 2004, was Ps. 87.9 million.

During fiscal years 2002, 2003 and 2004, we invested in shares of IRSA for a total amount of Ps. 125.4 million, Ps. 8.2 million and Ps. 29.3 million (including Ps. 14.8 resulting from the conversion of US$ 5.0 million of IRSA’s Convertible Notes) respectively. Through these acquisitions during our fiscal year 2003, we increased our shareholding in IRSA from 19.85% to 22.65% of its outstanding shares. As of June 30, 2004 our investment in IRSA had increased to 25.4% of its outstanding shares. Our total investment in IRSA, considering our interest in its common shares and Convertible Notes, amounted to 54.45% of our consolidated assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

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

Sales and Ownership of Real Estate

The acquisition and transfer of real estate is governed by provisions of the Argentine Civil Code, as well as municipal zoning ordinances.

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

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on acts validated by documents, (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

In the City of Buenos Aires (federal district) the stamp tax only applies to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred. The purchase and sale of real estate through public deed is not taxable if the real estate will be used for housing. In the City of Buenos Aires the tax rate is 2.5%. In the Province of Buenos Aires, the tax rate is 4% in the case of public deed of transfer of real property.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of June 30, 2004:

Subsidiaries	Effective Ownership Percentage	Property/Activity
Inversiones Ganaderas S.A.	99.99%	This company owns two farms located in the Province of Catamarca: Tali Sumaj and El Recreo.

Cactus Argentina S.A.	50.00%	This company represents our strategic alliance with Cactus Feeders Inc. for feedlot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef-cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%	An agriculture, dairy and beef-cattle company which owns two farms (Las Playas and San Nicolás) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 3,478 beef-cattle head.

Subsidiaries	Effective Ownership Percentage	Property/Activity
Futuros y Opciones.Com S.A.	70.00%	A leading agricultural site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef-cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	25.42%	Is a leading Argentine company devoted to the development and management of real estate.

IRSA. During the fiscal year ended June 30, 2003, we acquired 6,856,417 shares of IRSA for a total consideration of Ps. 8.2 million. During the fiscal year ended June 30, 2004, we acquired 6,050,983 additional shares, for a total consideration of Ps. 14.6 million. In addition, in May 2004, we have decided to convert 5.0 million aggregate principal amount of IRSA’s Convertible Notes in exchange for 9,174,311 shares.

On September 30, 2004, Cresud exercised 5.0 million of its IRSA warrants for 9,174,311 ordinary shares of IRSA’s stock at a total cost of US$ 6.0 million. As of September 30, 2004, holders of warrants issued by Cresud, had exercised 6.7 million warrants (of the 50.0 million issued originally) generating income amounting US$ 8.1 million for the Company.

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

Futuros y Opciones.Com S.A. In May 2000, we acquired 70% of shares and an irrevocable purchase option for the remainder of the shares of Futuros y Opciones.Com S.A. for Ps. 3.5 million. We made additional capital contributions for Ps. 3.0 million for prospective developments of which, as of June 30, 2001, we had provided Ps. 2.1 million. On April 16, 2002 an agreement was signed whereas Cresud completed the abovementioned contribution. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com S.A. has launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The results of Futuros y Opciones.Com S.A. have been included in our consolidated statement of income from the date of acquisition through June 30, 2004.

Those areas with greater potential of growth, inputs commercialization, grain businesses and beef-cattle operations, were organized during fiscal year 2002. On inputs the businesses volume was concentrated in smaller amount of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef-cattle, Futuros y Opciones.Com S.A had created an alliance with a sector leader broker, that will allow them to obtain better uses of their clients info-data and technological knowledge. Also Futuros y Opciones.Com S.A. together with us had created a beef-cattle tracing system according to SENASA’s new regulations, which is going to be commercialized throughout the site, allowing that in a future commercialization closed circles of beef-cattle can be developed.

Futuros y Opciones.Com S.A. continues to operate as a leading agricultural website. Currently, Futuros y Opciones.Com S.A. has a database of 40,000 users and over 5,000 agribusiness producers authorized to make deals.

Cactus Argentina S.A. is a company owned by us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site is located in Villa Mercedes, in the Province of San Luis and covers 170 hectares. The feedlot began to operate in September 1999. This feeding system allows an increase of production in fattening farms, since cattle remain on fattening farms until they reach 300 kilograms, when they are more efficient at converting into beef. When cattle reach such weight, they are taken to the feedlot (grain feeding), where higher grain-beef conversion speeds up the remainder of the fattening process. The homogeneity of animals from feedlots offers buyers a high-quality product. As a result, marketing is easier and the prices obtained in sales are better.

During this fiscal year, the 170-hectare feedlot continued its growth by operating at high occupation levels and thus providing significant cash generation. Given the increase in demand, Cactus Argentina S.A. decided to enhance the capacity of the feedlot by adding 14 new pens with capacities ranging from 2,500 to 4,000 new head. This work was completed in the second quarter of the fiscal year. The average monthly occupation for the fiscal year was 24,000 heads, 33% higher than the average monthly occupation for the prior fiscal year.

Cactus Argentina S.A. obtained major benefits due to increased demand and capacity. Net income for the year was Ps. 0.8 million. The Company currently has high liquidity and no bank debt. As a consequence, it may obtain top quality supplies at highly competitive prices.

On August 30, 2002 our Board of Directors approved the signing of a final merger agreement with the absorbed companies Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

D. PROPERTY, PLANT AND EQUIPMENT

Overview of Properties

In December 2003, we started to sublease our headquarters from Inversora Bolivar S.A., a subsidiary of IRSA.

The following table sets forth our properties size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Owned Farms at June 30, 2004
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Million of Ps.)(1)
La Adela	Buenos Aires	982	Original	Crop	7.2

San Enrique	Santa Fe	977	Original	Crop/Beef-Cattle	1.8
La Juanita	Buenos Aires	4,302	Jan. ‘96	Crop/Milk	11.2
El Gualicho	Córdoba	5,729	Feb. ‘95	Crop/Beef-Cattle	6.4

Las Vertientes	Cordoba	4	—	Silo	0.7
La Esmeralda	Santa Fe	11,841	June ‘98	Crop/Beef-Cattle	11.9
Ñacurutú	Santa Fe	30,350	Aug. ‘97	Beef-Cattle	8.1
La Suiza	Chaco	41,993	June ‘98	Beef-Cattle	27.2
Tapenagá	Chaco	20,833	Aug. ‘97/Sept. ‘97	Beef-Cattle	6.1

Santa Bárbara/Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation	22.3
Cactus (2)	San Luis	85		Feedlot	3.3	(3)

El Recreo(4)	Catamarca	14,274	May ‘95	Natural Woodlands	0.2

Tali Sumaj(4)	Catamarca	12,700	May ‘95	Beef-Cattle	5.6

Los Pozos	Salta	262,000	May ‘95	Beef Cattle/Crop Natural Woodlands	19.3
San Nicolás/Las Playas(5)	Sta.Fe/Cba.	2,965	May ‘97	Crop/Beef-Cattle	16.4	(6)
El Tigre	La Pampa	8,360	Apr ‘03	Crop	28.3

Total		424,447			176.0

(1)	Acquisition costs plus improvements less depreciation.
(2)	Owned by us through our 50.0% interest in Cactus Argentina S.A.
(3)	Book value of our investment in Cactus Argentina S.A.
(4)	Owned by us through Inversiones Ganaderas S.A.
(5)	Owned by us through our 35.723% interest in Agro-Uranga S.A.
(6)	Book value of our investment in Agro-Uranga S.A.

Farms

As of June 30, 2004, we, together with our subsidiaries, owned 18 farms with a combined total of 424,447 hectares of land, two of which are located in the Province of Buenos Aires, four in the Province of Santa Fe, three in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, one in the Province of Salta, and one in the Province of La Pampa. None of our properties have any encumbrances or environmental issues.

La Adela. La Adela, located 60 kilometers northwest of the Province of Buenos Aires, is one of our original farms. During December 2001, the dairy farm at La Adela was closed. This farms is dedicated to crop production. In the course of this fiscal year it was leased to a third party.

San Enrique / Los Maizales. San Enrique and Los Maizales, located 340 kilometers northwest of Buenos Aires, are two of our original farms. The farms are adjacent and are primarily dedicated to crop production. The climate is mild and the fertile soil is well suited to high-yield crop harvesting, such as corn. As of June 30, 2004, 977 hectares of land were used for crop production and 353 hectares of pasture lands were sown with alfalfa, red and white clover, grass and wild barley. Livestock production is carried out as a supplement to agricultural production and capitalizes on lands which have been temporarily left fallow. As of June 30, 2004, there were approximately 135 head of cattle on 353 hectares dedicated to cattle production. On April 30, 2003, a sales deed was executed for the Los Maizales farm, 618 hectares located in the Villa Cañás district in the Province of Santa Fé. The farm was sold for US$ 1.9 million. This sale generated a profit of Ps. 4.3 million.

On June 30, 2004 a preliminary purchase and sale agreement was signed for the San Enrique farm. The sale price will be US$ 5.0 million. This sale will generate a profit of approximately US$ 4.3 million when consummated. We expect to to close the transaction during fiscal year 2005.

La Juanita. La Juanita, located 440 kilometers southwest of the Province of Buenos Aires, was acquired in January 1996. As of June 30, 2004, 3,472 head of cattle grazed on 820 hectares of sown and natural pastures and 1,441 hectares of crops were used for crop production. Dairy facilities at this farm produced 6,7 million liters of milk in fiscal year 2004, with an average of 1,000 milking cows and an average production of 18.41 liters per cow per day.

El Gualicho. El Gualicho, located 600 kilometers northwest of the Province of Buenos Aires, was purchased in February 1995. This farm produces both crops and cattle. As of June 30, 2004, there were approximately 4,362 heads of beef-cattle on 4,318 hectares of land. During the fiscal year ended June 30, 2004, 690 hectares were dedicated to crop production including flint corn and sunflower.

El Recreo. The climatic conditions of El Recreo, located 970 kilometers northwest of the Province of Buenos Aires and purchased in May 1995, are similar to those of Tali Sumaj, having a semi-arid climate with an average annual precipitation not greater than 400 mm. The farm is maintained as a productive reserve. On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A., three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares for US$ 0.43 million. This sale yielded a profit of Ps. 0.58 million.

Tali Sumaj. Tali Sumaj, located 1,000 kilometers northwest of the Province of Buenos Aires, was purchased in May 1995 and is located in a semi-arid zone with a predominance of natural woodlands. Due to these characteristics, we are clearing the woodlands to sow subtropical pastures in order to introduce cattle raising. As of June 30, 2004, Tali Sumaj had 5,788 head of beef-cattle on approximately 9,500 hectares of pastures. The remaining approximately 3,200 hectares of woodlands are being converted to pasture. The farm is divided into 16 parcels with perimeter fences and drinking troughs with a reserve of 1,000,000 liters of water.

Los Pozos. Los Pozos, located 1,600 kilometers northwest of the Province of Buenos Aires and purchased in May 1995, is located in a semi-arid zone with an average annual rainfall of 500 mm, predominantly from summer rains. The farm forms part of the Chaquean woods segment. The area is covered with a high proportion of hardwood tree species such as red breakaxe, white breakaxe, vetch and viñal, among others. The area is naturally suited for cattle raising and forestry (poles and charcoal), and offers agricultural potential for summer crops such as cotton, beans, sorghum and corn, among others. We completed the clearing and sowing with tropical pastures of approximately 14,000 hectares of woodlands. As of June 30, 2004, there were 16,518 head of beef-cattle on this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. In addition, agriculture pilot trials are being run for the second year in a row and yields and surface area were successfully increased.

San Nicolás. San Nicolás is a 4,005-hectare farm owned by Agro-Uranga S.A., located in the Province of Santa Fe, approximately 45 kilometers from the port of Rosario. As of June 30, 2004, approximately 6,362 hectares were used for crop production, including double crops. The farm also has a silo with a 14,950-ton storage capacity.

Las Playas. Las Playas is a 4,294-hectare farm owned by Agro-Uranga S.A., located in the Province of Córdoba, used principally for agricultural production and beef-cattle production. As of June 30, 2004, the farm had 645 head of beef-cattle on approximately 200 hectares of pastures. In addition, 5,511hectares were used for crop production, including double crops. The farm also has a pre-seed cleaning, drying, seed classification and storage plant with 3,500 ton capacity. Dairy facilities at this farm produced 4,468 million liters of milk in fiscal year 2004, with 734 head of cattle on 508 hectares.

Ñacurutú. Ñacurutú is a 30,350-hectare property located in Los Amores, in the northern part of the Province of Santa Fe. This farm is situated along the provincial highway Nº 3, 160 km north of the City of Reconquista and only 600 km from the City of Rosario. The farm has livestock potential, and its main activity is cattle breeding. This farm has the advantage of producing at very low costs. As of June 30, 2004, the farm had 14,458 head of beef-cattle. On August 25, 2004 a preliminary purchase and sale agreement was entered into for the farm. The price agreed upon was approximately US$ 5.6 million. This sale will generate a profit of approximately US$ 2.7 million when consummated. We expect to close the transaction during fiscal year 2005.

Tapenagá. This 20,833-hectare property is located in Cotei Lai, in the south of the Province of Chaco. The farm is situated along national highway Nº 89, 75 km west of the City of Resistencia and only 120 km from Ñacurutú farm. The farm’s main activity is cattle breeding. Like Ñacurutú, this is a low-cost producing farm. As of June, 2004 the farm contained 9,813 head of cattle.

El 41-42. This 6,478-hectare farm is located in the department of Tapenagá, in the Province of Chaco and is next to Tapenagá farm. With its acquisition, the scale of Tapenagá farm was increased to a total of 27,311 hectares. On November 26, 2003 the sales deed for the El 41-42 was executed at a price of US$ 0.97 million. This sale generated profits of Ps. 1.09 million.

La Gramilla and Santa Bárbara. These farms cover 7,052 hectares in the Valley of Conlara, Province of San Luis. Unlike other areas in the province, this valley has a high-quality and well-replenished underground aqueduct, which makes the farms suitable for agriculture production after making investments in land clearance, wells and irrigation equipment. During the 2004 season, a total of 2,934 hectares were sown, mainly under agreements with seed producers and leases to third parties of 645 hectares. Commodities were also sown. During this cycle an investment was made on approximately 1,100 hectares to develop irrigation and water supply to continue to expand the farm.

La Suiza. La Suiza is a 41,993-hectare farm located in Villa Angela, Province of Chaco; it has excellent livestock potential and is intended for cattle breeding. La Suiza can support more than 30,000 head of beef-cattle. As of June 30, 2004, La Suiza had approximately 23,364 head of beef-cattle.

La Esmeralda. La Esmeralda is a 11,841-hectare farm located in Ceres, Province of Santa Fe. The farm, acquired in June 1998, has potential for both crop and beef-cattle production. During the 2003/2004 season, a total area of 3,295 hectares was leased for crop production. As of June 30, 2004, La Esmeralda had approximately 9,413 head of beef-cattle on 10,300 hectares of pasture. As of June 30, 2004 it had 8,362 heads of cattle on 7,798 hectares with the goal of increasing the surface area devoted to agriculture.

El Tigre. El Tigre was purchased on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9.2 million. As of June 30, 2004, 3,995 hectares were dedicated to agricultural production and 3,369 hectares were leased to third parties to diversify the risk of producing grain in an area historically devoted to the production of beef.

Silos

As of June 30, 2004, we had approximately 20,001 tons of storage capacity (including 35.723% of 14,950 tons from Agro-Uranga S.A.).

The following table sets forth, for the periods indicated, our storage facilities:

	Storage Capacity Year ended June 30,
	2000	2001	2002	2003	2004
	(in tons)	(in tons)	(in tons)	(in tons)	(in tons)
El Bañadito	7,000	—	—	—	—
San Enrique	660	660	660	660	660
El Gualicho	2,000	2,000	2,000	2,000	2,000
Las Vertientes	12,000	12,000	12,000	12,000	12,000
San Nicolás(1)	5,330	5,330	5,330	5,330	5,341
Las Playas(1)	1,247	1,247	1,247	1,247	—

Total	28,237	21,237	21,237	21,237	20,001

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2004, 2003 and 2002 relate to the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

We maintain our financial books and records in Pesos. Except as discussed in the following paragraph, we prepare our financial statements in conformity with Argentine GAAP and the regulations of the CNV. See Note 15 to our financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.k. to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with CNV regulations, we discontinued inflation accounting as of March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe that such departures have not had a material effect on our financial statements.

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

Investments in related companies

We use the equity method of accounting for investments in related companies in which we have significant influence. Critical accounting policies of these related companies include revenues recognition, rental property depreciation, provision for allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred tax assets. As of June 30, 2004, investments in related companies were Ps. 263.7 million representing 40.8% of our total assets.

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

Effect of Devaluations and Economic Crisis on us

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina´s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003, the economy began to recover, ending the year with a 11.7% annual growth year over year. Estimates for 2004, indicate a GDP growth of approximately 8%.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, Argentine Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002 mainly through its effects in IRSA, which was partially offset during fiscal year 2003 and 2004.

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products.

The economic crisis and the measures adopted by the government, had a positive impact on the different sectors related to the agricultural-livestock business. The business’ main competitive advantage was the decrease in labor and administrative expenses and professional fees in U.S. Dollar terms, which only increased as a consequence of inflation, due to the fact that they are Peso-denominated expenses. Beef-cattle and milk production improved their margins, as prices increased in U.S. Dollar terms increased while most of their costs were denominted in Pesos. Furthermore, U.S. Dollar prices of crops increased while a substantial part of our costs remained in U.S. Dollar terms. Despite this fact, margins improved.

Following the devaluation of the Argentine Peso and the increase in the profitability of the agricultural-livestock business, the demand for land began to increase, leading to a considerable rise in U.S. Dollar prices, which are currently at levels comparable to those prior to the Argentine crisis. Given this scenario, our Board of Directors is in position to identify and take advantage of market opportunities for the purchase and sale of land.

Since we are producers of exportable goods, export taxes decreased our products’ prices, and, therefore, had an adverse effect on our sales.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.4%	-5.3%
2000	-1.2%	4.4%
2001	-0.3%	-1.6%
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%

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

Significant Investment in IRSA

From December 2000 to June 2004, and pursuant to our strategy of diversifying our business activities, we made a significant investment in IRSA, an Argentine real estate company. As of June 30, 2004 our investment in IRSA had increased to 25.4% of its outstanding shares. In addition, during 2002, we purchased a total amount of 49.7 million IRSA´s Convertible Notes.

We have decided to convert 5 million principal amount of the Convertible Bonds (Obligaciones Negociables Convertibles “ONC”) as part of our long-term strategy to avoid a reduction in our ownership percentage when third parties exercised their rights to convert convertible notes or they exercised warrants.

As of June 30, 2004 our total investment in IRSA amounted to Ps. 351.8 million and represented 54.45% of our total assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

As from March 31, 2002, as a result of a change in our strategy whereby we currently hold IRSA’s shares as a permanent investment, we changed the accounting method from market value to the equity method of accounting. At June 30, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments. Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years. As a result, at June 30, 2003 the goodwill value is (20.7) million.

Operating Results

Year ended June 30, 2004 compared to the year ended June 30, 2003

Sales

Sales reached Ps. 62.3 million, 13.5% lower than those recorded in the previous year. Higher sales in the rest of the segments partially offset lower agricultural sales.

Crops. Crop sales decreased 46.3%, from Ps. 50.2 million in fiscal year 2003 to Ps. 26.9 million in fiscal year 2004. The 47.0% drop in the volume of sales, from 121,426 tons down to 64,398 tons, was partially offset by a 1.2% rise in unit price in fiscal year 2004 compared to the price for fiscal year 2003. The average price per ton sold was Ps. 418 compared to Ps. 413 in the prior fiscal year. Crop production increased 6.03%, from 70,369 tons in fiscal year 2003 to 74,612 tons in fiscal year 2004 (wheat and corn production increased 77.8% and 13.3%, respectively and soybean production decreased 18.4%). Total sowed area decreased from 23,638 hectares in fiscal year 2003 to 23,117 hectares in fiscal year 2004. Sowed area on leased lands decreased from 13,628 hectares in fiscal year 2003 to 9,766 hectares in fiscal year 2004 and sowed area on own lands increased from 10,010 hectares in fiscal year 2003 to 13,351 hectares in fiscal year 2004.

Beef Cattle. Beef cattle sales increased 58.1%, from Ps. 17.3 million in fiscal year 2003 to Ps. 27.4 million in fiscal year 2004. The 52.1% increase in the volume of sales was accompanied by a 4.0% increase in the price per ton sold. Sales volume increased from 9,561 tons to 14,540 tons, while sales price increased from Ps. 1.81 per kilogram in fiscal year 2003 to Ps. 1.88 per kilogram in fiscal year 2004. Average cattle stock increased from 86,234 head in fiscal year 2003 to 93,319 in fiscal year 2004, and total beef cattle production increased 24.4%, from 9,121 tons in fiscal year 2003 to 11,343 tons in fiscal year 2004. This increase was a result of an increase in our stock position in this segment and of a higher number of cattle head finished in feedlots. The number of owned hectares under beef-cattle production dropped from 135,257 hectares in fiscal year 2003 to 125,513 hectares in fiscal year 2004. This reduction was mainly due to the sale of El 41 y 42, and the conversion of hectares used for cattle raising into hectares used for agriculture in La Esmeralda.

Milk. Sales of milk increased 32.2%, from Ps. 2.4 million in fiscal year 2003 to Ps. 3.2 million in fiscal year 2004, mainly due to a 18.3% increase in the average sales price, from Ps. 401 per one thousand liters in fiscal year 2003 to Ps. 474 per one thousand liters in fiscal year 2004. The increase in the volume of sales of milk was attributable to a 11.7% increase in production due to the change in the feeding system, from grass feed to natural supplements and grains, caused by the drought. Total production was 6.0 million liters in fiscal year 2003 compared to 6.7 million liters in fiscal year 2004.

Others. Sales increased 132.8% from Ps. 2.1 million in fiscal year 2003 to Ps. 4.8 million in fiscal year 2004 mainly due to an increase of Ps. 2.3 million in income derived from leases. We decided to decrease risks by assigning more hectares through lease contracts to third parties due to the sustained demand of land to be leased at high prices (average of US$ 200 per hectare of leased land).

Cost of sales

The cost of sales decreased 23.6% from Ps. 51.0 million in fiscal year 2003 to Ps. 39.0 million in fiscal year 2004. Cost of sales as a percentage of net sales decreased from 70.9% in fiscal year 2003 to 62.6% in fiscal year 2004.

Crops. The cost of sales for crops decreased from Ps. 39.4 million in fiscal year 2003 to Ps. 15.4 million in fiscal year 2004. This decrease was mainly attributable to (i) a decrease in the volume of sales from 121,426 tons to 64,398 tons for the fiscal years 2003 and 2004 respectively, (ii) the high stock level at the beginning of fiscal year 2003 and a decrease in the prices of commodities in the same fiscal year which affected the sales costs and (iii) to a lesser extent, the impact of currency exchange rates on the cost of supplies.

Beef cattle. Cost of sales for beef cattle increased 141.7% from Ps. 8.7 million in fiscal year 2003 to Ps. 21.1 million in fiscal year 2004. This increase was primarily due to the impact of a higher quantity of beef cattle finished in the feedlot, from 8,400 heads during fiscal year 2003 to 22,200 heads during fiscal year 2004, as a consequence of the drought which prevented part of our beef cattle from being fed by natural pastures. The cost of sales for beef cattle as a percentage of sales of cattle increased from 50.5% in fiscal year 2003 to 77.2% in fiscal year 2004. The cost of each ton sold also increased from Ps. 915 in fiscal year 2003 to Ps. 1,454 in fiscal year 2004.

Milk. Cost of sales for milk decreased 11.8% from Ps. 1.5 million in fiscal year 2003 to Ps. 1.3 million in fiscal year 2004. This decrease was due manly to the positive effect of Ps. 1.0 million of the re-categorization of the beef cattle acquired during the fiscal year, partially offset by the negative impact of Ps. 0.6 million of higher feeding and sanitation costs as a result of the drought. The cost of sales for milk per thousand liters decreased from Ps. 246 in fiscal year 2003 to Ps. 194 in fiscal year 2004.

Others. Costs decreased 19.1% from Ps. 1.4 million in fiscal year 2003 to Ps. 1.1 million in fiscal year 2004 mainly due to the discontinuation of the firewood and charcoal business.

Gross Profit

As a result of the sales and costs described above, gross profit increased to Ps.23.3 million in fiscal year 2004 compared to a Ps. 20.9 million profit recorded in fiscal year 2003.

Selling Expenses

Selling expenses decreased from Ps. 6.0 million in fiscal year 2003 to Ps. 4.9 million in fiscal year 2004. Selling expenses from agricultural activities accounted for 63.6% of total selling expenses, selling expenses from livestock activities accounted for 30.5% and other activities accounted for the remaining 5.8%. Selling expenses from crops decreased by 35% mainly due to a decrease in crop sales from 121,426 tons to 64,398 tons for the fiscal years 2003 and 2004, respectively. Selling expenses from crops as a percentage of sales amounted to 11.6% in fiscal year 2004. Selling expenses per ton of crop sold increased compared to those of the previous fiscal year amounting to Ps. 48 per ton in the current fiscal year. Selling expenses as a percentage of beef cattle sales decreased from 7.1% in fiscal year 2003 to 5.5% in fiscal year 2004 due to an improvement in our commercial agreements with our customers.

As milk production is sold directly and milk customers take production from our dairy farm, there are no selling expenses from milk activities.

Administrative Expenses

Administrative expenses increased by 22.9% from Ps. 4.3 million in fiscal year 2003 to Ps. 5.3 million in fiscal year 2004, mainly due to the increase in salaries of Ps. 0.6 million and in fees for services of Ps. 0.3 million. Administrative expenses include the Company’s general expenses but excluded expenses related to farmland management.

Net Gain on the Sale of Farms

As of June 30, 2004, the result from the sales of fixed assets amounted to Ps. 1.7 million due to the sale of the El 41 y 42 farm, with a surface area of 6,478 hectares and 3 properties owned by Inversiones Ganaderas S.A. with a total surface area of 5,997 hectares.

El 41 y 42 was sold for a price of US$ 1.0 million and the sale generated a profit of Ps. 1.1 million.

The 3 properties owned by Inversiones Ganaderas S.A. were sold for a price of at US$ 0.4 million and generated a profit of Ps. 0.6 million.

As of June 30, 2003, sales of fixed assets amounted to Ps. 4.9 million, as a result of the sale of San Luis farm, covering 706 hectares in Junín, Province of Buenos Aires and Los Maizales farm, covering 618 hectares in Villa Cañás, Province of Santa Fe.

The sale of San Luis farm was for a price of US$ 2.2 million, providing net income of Ps. 0.6 million.

The sale of Los Maizales farm was for a price of US$ 1.8 million, providing a net income of Ps. 4.3 million.

Inventory Holding Gain (Loss)

The profit from inventory holding amounted to Ps. 2.2 million in fiscal year 2004, compared to Ps. 12.2 million in fiscal year 2003. The profit from cattle stock holding during fiscal year 2004 was lower compared to fiscal year 2003 mainly because the increase in real prices of beef-cattle during fiscal year 2003 was substantially higher than in fiscal year 2003. This decrease reflected the profit from cattle stock holding based on the increase in real prices during fiscal year 2003.

Operating Income

Given the factors described above, the operating result amounted to Ps. 17.0 million in fiscal year 2004 compared to a profit of Ps. 27.7 million in fiscal year 2003. The operating margin amounted to 21.0% in fiscal year 2004 and 14.7% in fiscal year 2003.

Financial results, Net

Net financial results provided a profit of Ps. 0.2 million for fiscal year 2004 and a loss of Ps. 10.9 million for fiscal year 2003. This Ps. 11.1 million change was mainly due to variations of the exchange rate of Ps. 12.1 million partially offset by a variation in the inflation effects of Ps. 1.6 million.

Financial results were attributable to (i) a Ps. 0.3 million loss due to restatement factors, (ii) a Ps. 1.6 million profit derived from foreign exchange differences, (iii) a Ps. 1.2 million loss from tax on debits and credits in bank accounts, and (iv) a Ps. 0.1 million profit derived from interest and others.

Equity Gain (loss) from Related Companies

Equity gain from related companies decreased from a Ps. 68.0 million in fiscal year 2003 to Ps. 27.1 million in fiscal year 2004 mainly as a result of a lower result from our investment in IRSA.

Other (Expense) Income, Net

Other expenses, net during fiscal year 2004 was a Ps. 0.5 million loss compared to Ps. 2.1 million loss in fiscal year 2003 primarily due to a decrease in the amount of donations from Ps. 2.0 million to Ps. 0.7 million in the fiscal years 2003 and 2004, respectively.

Management Fee

Under our agreement with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees incurred were Ps. 7.2 million and Ps. 3.6 million in the fiscal years 2003 and 2004, respectively.

Income Tax Expense

Income tax expense decreased by Ps. 2.3 million from Ps. 10.6 million loss in fiscal year 2003 to Ps. 8.3 million loss in fiscal year 2004. The deferred tax allocation method was used to calculate the income tax corresponding to the two years, therefore recognizing the temporary differences in accounting and tax assets and liabilities. The Ps. 2.3 million gain was mainly due to a decrease of Ps. 0.6 million from deferred tax and a decrease of Ps. 1.7 million from income tax.

Minority Interest

A third party interest amounting to Ps. 0.1 million was recorded during fiscal year 2004 to account for our minority interest in Futuros y Opciones.com S.A..

Net income (loss) for the year

Net income decreased from Ps. 65.0 million for fiscal year 2003 to Ps. 32.1 million for fiscal year 2004. The net margin, computed as net results over total sales amounted to 51.6% for fiscal year 2004.

Year ended June 30, 2003 compared to the year ended June 30, 2002

Sales

Sales reached Ps. 71.9 million, 10.3% lower than those recorded in the previous year. Higher agricultural sales partially offset smaller sales from the other segments.

Crops. Crop sales increased 6.3% to Ps. 50.2 million in fiscal year 2003, from Ps. 47.2 million in fiscal year 2002. The 0.7% increase in the volume of sales to 121,426 tons from 120,624 tons was accompanied by a 5.6% higher unit price in fiscal year 2003 as compared to fiscal year 2002. The average price per sold ton was Ps. 413 in fiscal year 2003 as compared to Ps. 391 obtained in the previous year. Crop production decreased 50.6% from 142,478 tons in fiscal year 2002 to 70,369 tons in fiscal year 2003 (wheat, corn and soybean production decreased 66.5%, 54.9%, 42.2%, respectively). Total sowed area decreased to 23,638 hectares in fiscal year 2003 from 43,777 hectares in fiscal year 2002. Sowed area on leased lands decreased to 13,628 hectares during fiscal year 2003 from 25,306 hectares in fiscal year 2002, and sowed area on owned lands was reduced to 10,010 hectares in fiscal year 2003 from 18,471 hectares in fiscal year 2002. This reduction mainly resulted from the high cost of leases that triggered a reduction in leased hectares, and the impact of the sale of La Sofía and El Coro farmlands during fiscal year 2003.

Beef Cattle. Beef cattle sales decreased 37.3% to Ps. 17.3 million in fiscal year 2003 from Ps. 27.6 million in fiscal year 2002. The 47.5% reduction in the sales volume was partially offset by the 19.3% increase in the price per sold ton. The sales volume decreased to 9,561 tons from 18,201 tons, while the sales price increased to Ps. 1.81 per kilogram in fiscal year 2003 from Ps. 1.52 per kilogram in fiscal year 2002. Average cattle stock decreased to 86,234 heads in fiscal year 2003 from 93,380 heads in fiscal year 2002, and total beef cattle production decreased 13.1% to 9,121 tons in fiscal year 2003 from 10,493 tons in fiscal year 2002. This decrease was due to the reduction of our stock position in this segment and the smaller number of heads finished in the feedlot. The own area devoted to beef cattle production decreased to 135,257 hectares in fiscal year 2003 from 153,435 hectares in fiscal year 2002. This reduction is mainly related to the sale of the El Coro property during the previous fiscal year.

Milk. Sales of milk increased 6.9% to Ps. 2.4 million in fiscal year 2003 from Ps. 2.3 million in fiscal year 2002, mainly due to a 20.5% increase in the average sales price to Ps. 401 per thousand liters in fiscal year 2003 as compared to Ps. 333 per thousand liters in fiscal year 2002. Lower milk sales attributable to the 11.2% fall in production, caused by the shutdown of La Adela dairy facility during the previous year, was partially offset by a larger number of milking cows in La Juanita. Total production was 6.0 million of liters in fiscal year 2003 as compared to 6.8 million of liters in fiscal year 2002.

Others. Sales decreased 35.5% to Ps. 2.1 million in fiscal year 2003 from Ps. 3.2 million in fiscal year 2002 mainly due to the recessive market conditions, that pushed down sales prices of firewood and charcoal, partially offset by a higher income from services.

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

Beef cattle. Cost of sales for beef cattle decreased 61.6% to Ps. 8.7 million in fiscal year 2003 from Ps. 22.8 million in fiscal year 2002. Such reduction is mainly attributable to the impact of a smaller number of heads finished in the feedlot from 20,100 heads during fiscal year 2002 to 8,400 heads during fiscal year 2003. The cost of sales for beef cattle as a percentage of beef cattle sales decreased to 50.5% in fiscal year 2003 from 82.5% in fiscal year 2002. The cost per ton sold also decreased to Ps. 915 in fiscal year 2003 from Ps. 1,252 in fiscal year 2002 for the same reason.

Milk. Cost of sales for milk decreased 58.4% to Ps. 1.5 million in fiscal year 2003 from Ps. 3.6 million in fiscal year 2002. This reduction is due to the impact of the shutdown of La Adela dairy farm and the effect of changes in the feeding system. The cost of sales for milk per thousands of liters decreased to Ps. 246 in fiscal year 2003 from Ps. 525 in fiscal year 2002.

Others. Costs decreased 34.6% to Ps. 1.4 million in fiscal year 2003 from Ps. 2.1 million in fiscal year 2002 mainly because of the fact that although the firewood and charcoal business was affected by the recessive market conditions that forced us to lower final sales prices, there was no such reduction in costs. Therefore, the margin on this business decreased.

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

As milk production is sold directly and milk customers purchase our production from our dairy farm, there are no selling expenses from milk activities.

Administrative Expenses

Administrative expenses decreased by 48.5% from Ps. 8.4 million during 2002 to Ps. 4.3 million during 2003, mainly due to the reduction in salaries of Ps. 2.2 million, in fees for services of Ps. 0.6 million and in general office expenses of Ps. 1.1 million. Administrative expenses include the Company’s general expenses and exclude expenses relating to farmland management.

Net Gain on the Sale of Farms

As of June 30, 2003, the result from sales of fixed assets amounted to Ps. 4.9 million, as a result of the sale of San Luis farm, covering 706 hectares in Junín, Province of Buenos Aires and Los Maizales farm, covering 618 hectares in Villa Cañás, Province of Santa Fe.

The sale of San Luis farm was agreed at US$ 2.2 million, providing a net income amounting to Ps. 0.6 million.

The sale of Los Maizales farm was agreed at US$ 1.8 million, providing a net income of Ps. 4.3 million.

As of June 30, 2002, the results for sales of fixed assets were of Ps. 16.6 million, as a consequence of the sale of the farms El Silencio, of 397 hectares, located in Rojas, Province of Buenos Aires, El Coro, of 10,231 hectares, located in Villa María del Río Seco, Province of Córdoba and La Sofia, of 6,149 hectares, located in Río Cuarto, Province of Córdoba.

The sale of El Silencio, which was acquired in January 1995, was for a price of US$ 1.03 million and generated a gain of Ps. 0.22 million.

El Coro farm with 10,231 hectares, was acquired in December 1995 and was sold in four different plots. The price received for such sale was Ps. 13.7 million and generated a Ps. 3.4 million profit.

The sale of La Sofia, was for a price of US$ 10 million and generated a gain of Ps. 12.9 million.

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

Financial Results, Net

Net financial results provided Ps. 10.9 million loss and Ps. 1.5 million income for 2003 and 2002, respectively. The change of Ps. 12.4 million was mainly due to a decrease in the exchange rate differences of Ps. 12.1 million and a decrease in the inflation effects of Ps. 12.9 million partially offset by a variation on the result of unrealized and realized holding loss in currents investments of Ps. 12.3 million, from a loss of Ps. 12.2 million to to a gain of Ps. 0.2 million.

Financial results are attributable to (i) a Ps. 0.2 million profit resulting from shares and securities transactions, (ii) a Ps. 1.2 million profit due to inflation effects, (iii) a Ps. 0.3 million loss from interest, (iv) a Ps. 11.1 million loss from foreign exchange differences and (v) a Ps. 0.9 million loss from tax on debits and credits in bank accounts.

Equity Gain (Loss) from Related Companies

The result of investments in shares increased from a Ps. 41.2 million loss during 2002 to a Ps. 68.0 million profit during 2003, mainly due to IRSA’s net result during the year which amounted to Ps. 64.9 million, the profit obtained from the operation of Cactus Argentina S.A., which amounted to Ps. 0.3 million, Agro-Uranga S.A. operating profit which amounted to 2.4 million and goodwill and intangible assets amortization for an amount of Ps. 0.5 million.

Other (Expense) Income, Net

Other income and expenses, net during 2003 amounted to a Ps. 2.0 million loss as compared to a Ps. 0.2 million profit during 2002.

During 2003 a gift charge for Ps. 2.0 million was recorded while no charge was recorded during the previous year.

Management Fee

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services.

Dolphin Fund Management S.A spun off into two companies on November 25, 2003: Consultores Asset Management S.A. and Dolphin Fund Management S.A. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while our First Vice Chairman of the board, Saúl Zang, holds the other 15% of the capital stock.As a consequence of the spin off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Eduardo Elsztain (formerly the Chairman of Dolphin Fund Management) is currently the Chairman of Consultores Asset Management S.A.

Income Tax Expense

Income tax expense decreased by Ps. 8.2 million from Ps. 18.8 million loss during 2002 to Ps. 10.6 million loss during 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two years, therefore recognizing the temporary differences in accounting and tax assets and liabilities. The Ps. 8.2 million gain was mainly due to a decrease of Ps. 5.3 million from deferred tax and a decrease of Ps. 2.9 million from income tax.

Minority Interest

A third party interest amounting to Ps. 0.2 million was recorded during 2003 to show the minority interest in Futuros y Opciones.Com S.A. results.

Net Income (Loss) for the year

As a result of the foregoing, the net result increased from a Ps. 41.7 million loss during 2002 to a Ps. 65.0 million net income during 2003. The net margin, computed as net result over total sales amounted to 90.4% during 2003.

B. LIQUIDITY AND CAPITAL RESOURCES

The table below shows, for the periods indicated, our cash flows:

	As of end for the year ended June 30,
	2004	2003 (1)	2002 (1)
	(Million of Pesos)
Net cash (used in) provided by operating activities	(0.3)	11.4	27.9
Net cash provided by (used in) financing activities	16.7	165.6	(21.5)
Net cash (used in) provided by investing activities	(24.5)	(200.5)	33.8
Net (decrease) increase in cash and cash equivalents	(8.2)	(23.4)	40.1

(1)	Adjusted for price-level changes and expressed in millions of constant Argentine Pesos of June 30, 2003.

As of June, 2004, we had cash and cash equivalents totaling Ps. 12.7 million, a decrease from the Ps. 20.9 million balance held as of June 30, 2003. This decrease was primarily due to the acquisition and improvement of fixed assets for Ps. 14.6 million, an increase in investments in related companies for Ps. 14.6 million and dividend payments of Ps. 1.5 million partially offset by the proceeds from the exercise of warrants for Ps. 23.1 million. As of June, 2003, we had cash and cash equivalents totaling Ps. 20.9 million, a decrease from the Ps. 44.3 million balance held as of June 30, 2002. This decrease primarily resulted from the collection of receivables related to the sale of fixed assets for Ps. 2.5 million, from the sale of fixed assets for Ps. 12.8 million, cash inflows provided by operating activities for Ps. 11.4 million and exercise of rights offering on treasury stock for Ps. 3.6 million partially offset by an increase in interest in related company for Ps. 8.2 million, acquisition and upgrading of fixed assets for Ps. 31.0 million, a decrease in financial loans for Ps. 13.7 million and other issuance expenses of Convertible Notes for Ps. 1.7 million.

Net Cash (Used in) Provided by Operating Activities

Net cash provided by operations decreased from Ps. 11.4 million in fiscal year 2003 to a net cash outflow of Ps. 0.3 million in fiscal year 2004. The decrease in net cash provided by operations activities was primarily due to the increase in other receivables, in trade accounts receivable and in social security payable, charges, taxes payable and advances to customers for Ps. 15.9 million which were partially offset by a decrease in current investments of Ps. 5.9 million in fiscal year 2004 as compared to fiscal year 2003. Our operating activities resulted in net cash outflows of Ps. 0.3 million for fiscal year 2004 essentially due to a decrease in current investments and in trade accounts receivable and an increase in trade accounts payable of Ps. 15.3 million offset by an increase in inventories and dividends collected for Ps. 15.5 million.

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

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities decreased from Ps. 200.5 million in fiscal year 2003 to Ps. 24.5 million in fiscal year 2004 mainly due to the decrease in the purchase of Convertible Notes of Ps. 175.4 million. Our investing activities resulted in net cash outflow of Ps. 24.5 million in fiscal year 2004 mainly due to investments in related companies of Ps. 14.6 million and the acquisition and upgrading of fixed assets for Ps. 14.6 million partially offset by the sale of fixed assets for Ps. 4.8 million.

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

Net Cash (Used in) Provided by Financing Activities

Net cash provided from financing activities decreased from Ps. 165.6 million in fiscal year 2003 to Ps. 16.7 million in fiscal year 2004 primarily due to a decrease in proceeds of financial loans for Ps. 170.7 million, partially offset by the exercise of warrants for Ps. 23.1 million. Our financing activities resulted in net cash inflows of Ps. 16.7 million primarily due to the exercise of warrants, stock option and subscription of treasury shares for Ps. 23.4 million partially offset by dividend payments, payments of financial loans and other issuance costs of convertible notes for Ps. 13.5 million.

Net cash inflow from financing activities increased from a net cash outflow of Ps. 21.5 million in fiscal year 2002 to a net cash inflow of Ps. 165.6 million in fiscal year 2003 primarily due to an increase in financial loans for our issuance of convertible notes and the exercise of a rights offering on treasury stock.

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

As of November 30, 2004, certain of our Convertible Notes holders exercised their conversion rights for a total 7,221,986 units with a face value of US$ 1 each, whereas the ordinary stock delivered in exchange amounted to 14,222,083 with a face value of Ps.1 each. During the same period, 6,714,134 warrants were exercised, resulting in a cash inflow of US$ 8.1 million and the issuance of 13,221,989 shares with a face value of Ps. 1 each.

As of November 30, 2004, we haa US$ 42,778,014 aggregate principal amount of Convertible Notes outstanding and 151,728,464 common shares outstanding.

Our total outstanding debt as of June 30, 2004 was Ps. 135.7 million, consisting of the Convertible Notes which mature on November 14, 2007 for Ps. 128.9 million and others loans in the amount of Ps. 6.8 million.

Between July and August 2004, we obtained a pre-export financing facility of US$ 4 million through Río de La Plata SA Bank at a fixed interest rate of 4% per annum, due in January and February, 2005.

In August 2004, we obtained a Ps. 20 million loan from Nación Bank at a fixed interest rate of 7% annual, with Ps. 10 million due in February, 2005 and Ps. 10 million in August 2005.

These loans allowed us to promote new production projects and generate a more efficient capital structure for the Company.

Capital Expenditures

Capital expenditures totalled Ps. 15.0 million, Ps. 31.2 million and Ps. 0.9 million for the fiscal years ended June 2004, 2003 and 2002, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for fiscal year 2005 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices. For the fiscal year ended June 30, 2004, our main investments consisted of Ps. 2.7 million in the acquisition of real estate, Ps. 0.1 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 1.6 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.5 million in vehicles, Ps 0.1 million in construction, Ps. 0.1 million in machinery, Ps. 0.1 million in computer and communication accessories, Ps. 9.2 million in construction in progress (including Ps. 4.2 million from the development of our Los Pozos farm adding more space for agricultural and cattle production and Ps. 3.8 million from the development of hectares to be used in agriculture under irrigation in our La Gramilla and Santa Bárbara farm) and Ps. 0.1 million in advances.

For the fiscal year ended June 30, 2003, our main investments consisted of Ps. 29.4 million in acquisition of real state, Ps. 0.3 million in improvements, Ps. 0.2 million in furniture and equipment, Ps. 0.3 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.3 million in vehicles and Ps 0.3 million in construction in progress.

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

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

a) Restatement of the US GAAP reconciliation

b) Change to equity method of accounting

c) Valuation of inventories

d) Deferred income tax

e) Accounting for futures and options contracts

f) Web site development costs

g) Differences in basis relating to purchase accounting

h) Amortization expense

i) Elimination of gain on acquisition of minority interest

j) Available-for sale securities

k) Non-current investments in unconsolidated affiliated companies

l) Accounting for stock options

m) Accounting for convertible notes

n) Effect of US GAAP adjustments on management fee

o) Minority interest

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 15 to our consolidated financial statements.

Net income (loss) under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002 was approximately Ps. 32.1 million, Ps.65.0 million and Ps. (41.7) million, respectively, as compared to approximately Ps. 3.3 million, Ps. 46.4 million and Ps. (156.1) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2004 and 2003, was Ps. 465.2 million and Ps. 391.8 million, respectively, as compared to Ps. 322.5 million and Ps. 272.3 million, respectively, under U.S. GAAP.

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

IRSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with Argentine GAAP and the regulations of the CNV. See note 21 to the consolidated financial statements of IRSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulation of the SEC.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, IRSA has relied on variables and assumptions derived from historical experience and various other factors that it deemed reasonable and relevant. Although IRSA reviews these estimates and assumptions in the ordinary course of business, the portrayal of its financial condition and results of operation often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of its assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	rental property depreciation;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring; and

•	deferred income tax.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the CNV which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and regulation of the SEC.

Revenue recognition

IRSA primarily derives its revenues from the development and sale of properties, office-space leases and other non-retail building properties, leases and services of its shopping centers (including revenues from credit card transactions), hotel operations, and, to a lesser extent, from e-commerce activities. Except for revenues derived from the sale and development of properties, its revenue recognition policies do not require management to make estimates.

Development and sale of properties. IRSA generally enters into purchase and sale agreements with purchasers of units in its residential development properties prior to the commencement of construction. Pursuant to this practice, IRSA initiates its marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 15 / 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, in most of the cases.

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

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as it is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Rental property depreciation

IRSA computes depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Provision for allowances and contingencies

IRSA provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While IRSA uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making these evaluations. IRSA has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and its consolidated financial statements reflect that consideration.

IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimate of the outcomes of these matters and its lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect its future results of operations and financial condition or liquidity.

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

A previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount on the asset is the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

IRSA believes that the accounting policy related to asset impairment is a “critical accounting policy” because:

•	it is highly susceptible to change from period to period because it requires its management to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

•	the impact that recognizing an impairment would have on assets reported on its balance sheet as well as on the results of its operations could be material. Estimates about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to fluctuate.

During the year ended June 30, 2004 as a result of an increase in the fair market value of its parcels of undeveloped land and rental properties (including shopping centers), IRSA reversed impairment losses previously recognized for a total amount of Ps. 15.1 million and Ps. 49.2 million, respectively, which have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Statement of Income. A reduction in the fair market value of these properties by 5% would have resulted in a less reversion of impairment losses of Ps. 3.6 million and Ps. 14.0 million, respectively.

IRSA also evaluated the carrying value of its long-lived assets related to Development and sales of properties, Office and others, Hotel and Shopping Centers segments for impairments as of June 30, 2003. Assets related to those four segments represent approximately 92% of its total long-lived assets. During the year ended June 30, 2004 IRSA did not recognize an impairment of certain long-lived assets as their carrying value did not exceeded their fair market value.

The fair market value of its office and retail buildings was determined following the Rent Value Method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of its properties varies based on the category and the type of building. For premium buildings the average price per square meter used was Ps. 38 while for buildings the average price per square meter was Ps. 15. The average vacancy rate was calculated taking into account the last ten years. As of June 30, 2004 IRSA did not record any impairment loss. A reduction in the fair market value of these properties by 5% would not have resulted in the recognition of an impairment loss.

The fair market value of IRSA’s shopping centers was also determined following the Rent Value Method using an average discount rate between 12.5% and 16%, an average price per square meter of Ps. 7,088 and the actual vacancy rates. A reduction in the fair market value of these properties by 5.0% would have resulted in an impairment of Ps. 1.5 million during the year ended June 30, 2004.

IRSA used the open market method for determining the fair market value of its land reserve and inventories. During the year ended June 30, 2004 IRSA did not recognize any impairment loss in this regard. A reduction in the fair market value of these properties by 5% also would not have resulted in an impairment loss.

Debt restructuring

In November 2002 IRSA completed the refinancing of its debt for a total amount of US$ 103,4 million and IRSA also fulfilled the operation with its lenders to refinance the Syndicate Loan for US$ 80 million and its Notes for US$ 37 million.

Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by Technical Resolution No. 17), IRSA removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that IRSA used in reference to its local operations. As a result of debt restructuring in 2003, IRSA recognized a gain of Ps. 36.5 million (Ps. 31.7 million net of expenses incurred in the restructuring), which represented the difference between the present value of the new debt instruments and the carrying value of the old debts.

We believe that the accounting estimate related to debt restructuring was a “critical accounting estimate” because if we would calculate the present value of our debts using higher interest rates than 8%, we would have a material impact on our debts reported on our balance sheet as well as on our financing results.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects on the related results for the fiscal year 2003:

Interest Rates	Gain in million	Impact on Net Income	Impact on Shareholder´s equity
11%	16	5.59%	1.98%
16%	47	16.40%	5.81%
23%	73	25.49%	9.02%

Deferred income tax

As described in Note 2.d to its consolidated financial statements, IRSA adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, IRSA recognizes income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

IRSA provided a valuation allowance for a portion of its net deferred tax assets, as IRSA does not considered the realization of the full tax benefit to be more likely than not. IRSA considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all of its deferred tax assets. These evidences consist primarily of:

•	limitations in the use of certain deferred tax assets, primarily tax loss carryforwards;

•	reversals of existing taxable temporary differences; and

•	business projections.

As a result of the evaluation of theses evidences, IRSA accounted for a valuation allowance of approximately 48% of its deferred tax assets, amounting to Ps. 46.9 million. Net deferred tax assets as of June 30, 2004 amounts to Ps. 97.1 million.

A decrease and an increase of 10%, 20% and 30% in the net result from its projections, except for the exchange rate which remained stable, utilized in determining the valuation allowance of our deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) / gain in million of Ps.	Impact on Net income	Impact on Shareholder´s equity
-10%	53.30	-6.44	-7.33%	-0.67%
-20%	58.40	-11.54	-13.13%	-1.20%
-30%	62.00	-15.14	-17.22%	-1.58%
10%	42.66	4.20	4.78%	0.44%
20%	37.60	9.26	10.53%	0.96%
30%	33.10	13.76	15.65%	1.43%

IRSA believes that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions such as, future revenues and expenses, exchange rates and inflation among others; and

•	because the impact that calculating income tax using this method would have on assets or liabilities reported on IRSA´s balance sheet as well as on the income tax result reported in its statement of income could be material.

IRSA’s Results of Operations for the fiscal years ended June 30, 2004 and 2003.

Revenues

Revenues increased 10.3%, from Ps. 236.5 million for the fiscal year ended June 30, 2003, to Ps. 260.8 million for the fiscal year ended June 30, 2004. This increase reflects a rise in revenues from the Shopping Center and Hotels segments, partially offset by a decrease in revenues from the Development and Sale of Properties; Offices and Other and Non-shopping Center Rental Properties segments as discussed in detail below.

Development and Sale of Properties. Revenues from Development and Sale of Properties decreased 34.1%, from Ps. 47.2 million for the fiscal year ended June 30, 2003, to Ps. 31.1 million for the fiscal year ended June 30, 2004. This decrease was attributable to (i) a Ps. 9.7 million reduction in sales of housing units principally in Alto Palermo Park as a result of the sale of this property during 2003; (ii) a Ps. 6.8 million decrease in sales of residential communities principally Abril, which fell by 50%; and (iii) a Ps. 11.7 million decrease in sales of other properties due to the sale of Hotel Piscis for Ps. 9.9 million during 2003. Such decreases were partially offset by the sale of Benavídez in 2004.

Offices and Others. Revenues from Offices and Other decreased 14.8%, from Ps. 17.8 million during the fiscal year ended June 30, 2003, to Ps. 15.1 million during the fiscal year ended June 30, 2004. This decrease is mainly due to a decrease in revenues from leases primarily as a result of a decrease in the average rates and in the average occupancy level, from Ps. 16.2 million in the fiscal year ended June 30, 2003, to Ps. 13.8 million in the fiscal year ended June 30, 2004. This decrease in revenues from leases was attributed to (i) the decrease in monthly rental income during the current year, especially in Intecontinental Plaza Tower (Ps. 1.5 million decrease) and Laminar Plaza (Ps. 0.6 million decrease), , and (ii) the sale of three floors and several parking spaces in Madero 1020, which generated a reduction in leases of Ps. 0.8 million. This decrease was partially offset by a Ps. 0.4 million increase in revenue from Edificios Costeros, where average occupancy level rose from 63% to 98%.

Shopping Centers. Revenues from Shopping Centers increased 25.9%, from Ps. 113.7 million during the fiscal year ended June 30, 2003, to Ps. 143.2 million during the fiscal year ended June 30, 2004. The increase was attributed principally to a 27.5% increase in income from leases and services, from Ps. 88.8 million to Ps. 113.2 million, and an increase of 20.5% from Tarjeta Shoping´s sales, from Ps. 24.9 million to Ps. 30.0 million. The percentage of occupancy ratios of IRSA’s Shopping Centers increased from 96%, in fiscal year 2003 to 99% in fiscal year 2004.

Hotels. Revenues from Hotels went up 23.5%, from Ps. 57.7 million for the fiscal year ended June 30, 2003 to Ps. 71.3 million for the fiscal year ended June 30, 2004, as a result of an increase in Llao Llao’s average price per room and an increase in average occupancy in all IRSA’s hotels, from 57% during fiscal year 2003 to 68% during fiscal year 2004. Revenues from Hotel Sheraton Libertador increased by Ps. 4.1 million, revenues from Hotel Intercontinental increased by Ps. 3.8 million and revenues from Hotel Llao Llao increased by Ps. 6.0 million. Furthermore, fiscal year during 2003 we recognized sales from the Hotel Piscis for Ps. 0.3 million.

Costs

Total costs decreased 4.7%, from Ps. 154.7 million during the fiscal year ended June 30, 2003 to Ps. 147.4 million for the fiscal year ended June 30, 2004. This reduction is the net result of (i) an increase in costs in the Shopping Centers and Hotels segments and (ii) a decrease in costs in the Development and Sale of Properties, Offices and Other and Non-shopping Rental Properties segments.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased 43.4%, from Ps. 47.1 million in the fiscal year ended June 30, 2003 to Ps. 26.6 million for the fiscal year ended June 30, 2004 mainly as a result of a decrease in total costs per square meters sold due to lower sales and in a less degree as a result of a decrease in maintenance expenses of the available for sale properties due to a small portfolio. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 99.7% during the fiscal year ended June 30, 2003 to 86.4% during the fiscal year ended June 30, 2004.

Offices and Other. Costs of Offices and Other decreased 9%, from Ps 9.1 million during the fiscal year ended June 30, 2003 to Ps. 8.3 million during the fiscal year ended June 30, 2004 due to a decrease in maintenance expenses of the available for rent properties. The main component of cost of Offices and Other is represented by the depreciation of leased properties, which remained stable.

Shopping Centers. Costs related to Shopping Centers increased 8.0%, from Ps. 67.1 million in the fiscal year ended June 2003 to Ps. 72.4 million in the fiscal year ended June 30, 2004. This increase was due to (i) a 2.5% increase in leases and services costs resulting mainly from higher costs derived from car-parking changes of Ps. 0.9 million, increases in the number of personnel and an increase in security and cleaning costs; and to a lesser extent, because of (a) an increased depreciation charge of Ps. 0.6 million, (b) an increase in maintenance and repair costs of Ps. 0.2 million, that enable IRSA to make changes to the areas to be leased, and (c) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to IRSA’s tenants; and (ii) a 43.6% increase in costs from credit card operation, due to the expansion that took place during the year, which included increasing personnel in the areas of customer and store service and adapting the telephone assistance centers to the greater customer volume that we are expecting.

Hotels. Costs from hotel operations increased 27.7%, from Ps. 31.4 million during the fiscal year ended June 30, 2003 to Ps. 40.0 million during the fiscal year ended June 30, 2004, primarily due to (i) an increase of Ps. 2.8 million in salaries due to an increase in the staff of the hotel; (ii) an increase of Ps. 2.8 million in maintenance expenses and (iii) an increase of Ps. 1.5 million in direct costs such as food and beverages. Costs of hotels are primarily composed of depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment increased from 54.3% during the fiscal year ended June 30, 2003 to 56.2% during the fiscal year ended June 30, 2004.

Gross Profit

As a result of the foregoing, gross profit increased 38.6%, from Ps. 81.8 million during the fiscal year ended June 30, 2003 to Ps 113.4 million during the fiscal year ended June 30, 2004.

Selling Expenses

Selling expenses decreased 19.3%, from Ps. 28.6 million during the fiscal year ended June 30, 2003 to Ps. 23.0 million during the fiscal year ended June 30, 2004, primarily due to the net effect of (i) a decrease in selling expenses in Development and Sale of Properties and Offices and Other and (ii) an increase in selling expenses of Shopping Centers and Hotels. Selling expenses as a percentage of revenues decreased from 12.1% during the fiscal year ended June 30, 2003, to 8.8% during the fiscal year ended June 30, 2004.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased 1.6%, from Ps. 4.0 million during the fiscal year ended June 30, 2003 to Ps. 3.9 million during the fiscal year ended June 30, 2004, due to the decrease in sales during this fiscal year, which generated less direct selling expenses. The main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, advertising and gross sales tax.

Offices and Other. Selling expenses relating to Offices and Other decreased 32.5%, from Ps. 0.1 million during the fiscal year ended June 30, 2003 to Ps. 0.05 million during the fiscal year ended June 30, 2004.

Shopping Centers. Selling expenses relating to Shopping Centers decreased 38.2%, from Ps. 17.6 million during the fiscal year ended June 30, 2003 to Ps. 10.9 million during the fiscal year ended June 30, 2004. This decrease was mainly due to a 100% decrease in the allowance for doubtful accounts, from Ps. 10.3 million during fiscal year 2003 to zero during fiscal year 2004, as a consequence of the improvement during the year in the collection activities carried out by IRSA’s shopping center which was partly offset by (i) a 36% increase in gross sales tax, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 6.0 million during 2004, due to a similar increase in IRSA’s sales; (ii) a 78.7% increase in advertising expenses, from Ps. 1.5 million in fiscal year 2003 to Ps. 2.6 million in fiscal year 2004, and (iii) an 85 % increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.2 million during fiscal year 2004.

Hotels. Selling expenses relating to Hotel operations increased 18.8%, from Ps. 6.9 million during fiscal year 2003 to Ps. 8.1 million during fiscal year 2004, mainly due to an increase in advertising expenses and an increase in the gross sales tax as a consequence of an increase in sales.

Administrative Expenses

Administrative expenses increased 11.2%, from Ps. 45.2 million during the fiscal year 2003 to Ps. 50.2 million during the fiscal year 2004, due to an increase in administrative expenses relating to all IRSA’s business units due to (i) an increase of Ps. 2.8 million in salaries and (ii) an increase of Ps. 1.5 million in fees and payments for services, except for Offices and Other which showed a lightdecrease. The main components of administrative expenses are salaries, social security, fees, compensation for services, depreciation and amortization.

Development and Sale of Properties. The administrative expenses from Development and Sale of Properties increased 9.5%, from Ps. 6.1 million during the fiscal year ended June 30, 2003 to Ps. 6.7 million for the fiscal year ended June 30, 2004. This variation was primarily due to (i) a Ps. 1.0 million increase in salary, social security, and depreciation, and (ii) a Ps. 0.4. million decrease in Directors’ fees. Administrative expenses of Development and Sale of Properties as a percentage of income from this segment increased from 12.9% during the fiscal year ended June 30, 2003 to 21.5% during the fiscal year ended June 30, 2004.

Offices and Other. Administrative expenses from Offices and Other decreased 1.8%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 4.3 million during the fiscal year ended June 30, 2004. This decrease of Ps. 0.1 million was due to (i) Ps. 1.1 million increase in salary; (ii) Ps. 0.5 million decrease in Directors’ fees and (iii) Ps. 0.5 million decrease in fees allocated to this segment.

Shopping Centers. Administrative expenses of Shopping Centers increased 10.5%, from Ps. 21.4 million during the fiscal year ended June 30, 2003 to Ps. 23.6 million during the fiscal year ended June 30, 2004, primarily due to increases in salary, bonuses, social, security contributions, fees and payments for services and taxes.

Hotels. Administrative expenses of Hotels increased 17.2%, from Ps. 13.3 million for the fiscal year ended June 30, 2003 to Ps. 15.6 million during the fiscal year ended June 30, 2004, primarily due to the Ps. 1.2 million increase attributable to Hotel Llao Llao as a result of the increase in taxes, services and salaries, and the Ps. 0.9 million increase attributable to Sheraton Libertador hotels, as a result of the increase in fees and services. Administrative expenses of Hotels as a percentage of sales from hotel operations decreased from 23.1% during the fiscal year ended June 30, 2003 to 21.9% during the fiscal year ended June 30, 2004.

Gain on Purchasers’ Rescissions of Sales Contracts

This line showed a 100% decrease from Ps. 0.009 million during fiscal year 2003 to zero during fiscal year 2004. This decrease was due to the consolidation with Alto Palermo in fiscal year 2003 and the rescission of Torres de Abasto sales contracts.

Gain (Loss) in Credit Card Trust

The results of Credit Card Trust increased, from a loss of Ps. 4.1 million during fiscal year 2003 to a profit of Ps. 0.3 million during fiscal year 2004 due to the interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trust.

Gain from Operations and Holdings of Real Estate Assets, net

The Gain from Operations and Holdings of Real Estate Assets, net, showed a gain of Ps. 42.8 million, having increased from a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003 to a gain of Ps. 64.3 million for the fiscal year ended June 30, 2004. The gain generated during fiscal year 2004 was mainly due to the net impact of (i) the Ps. 64.3 million gain attributed to the net recovery of the allowance for the impairment of real estate during fiscal year 2004 in comparison to the Ps. 11.4 million gain recorded in fiscal year 2003, and (ii) the lack of recurrence of the sale of stock in Valle de las Leñas for approximately Ps. 10.0 million.

Operating Income

As a result of the foregoing, total Operating Income increased from a profit of Ps. 25.5 million during the fiscal year ended June 30, 2003 to a profit of Ps. 104.7 million during fiscal year 2004.

Development and Sale of Properties. Operating results from Development and Sale of Properties decreased 70.9%, from a profit of Ps. 3.0 million during the fiscal year ended June 30, 2003 to a gain of Ps. 0.9 million for the fiscal year ended June 30, 2004.

Offices and Other. Operating results from Offices and Other increased from a profit of Ps. 2.3 million during the fiscal year ended June 30, 2003 to a profit of Ps. 30.3 million for fiscal year 2004.

Shopping Centers. Operating results from Shopping Centers increased from a profit of Ps. 14.1 million during fiscal year 2003 to a profit of Ps. 63.5 million during fiscal year 2004.

Hotels. Operating results from Hotels increased 64.2%, from a profit of Ps. 6.2 million during fiscal year 2003 to a profit of Ps. 10.1 million during fiscal year 2004.

Amortization of Goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill due to the acquisition of Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A., subsidiaries of Alto Palermo, and (ii) the amortization of IRSA’s goodwill from the purchase of stock in Alto Palermo during the current fiscal year. The amortization of goodwill decreased 56.2%, from a loss of Ps. 6.6 million during fiscal year 2003 to a loss of Ps. 2.9 million during fiscal year 2004.

Financial Results, net

Total net gains/losses on the financing of assets showed a variation of Ps. 304.8 million, from a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003 to a gain of Ps. 10.5 million during the fiscal year ended June 30, 2004. These variations were: (i) the Ps. 201.7 million exchange difference loss with regard to the previous year, owing to the depreciation of the Peso against the U.S. Dollar from 2.80 in 2003 to 2.958 in 2004 and (ii) the Ps. 39.1 million loss on the financing of assets compared to the previous year, mainly due to the drop in the results generated by Alto Palermo and as a result of exchange differences and derivatives as caused by the 5.6 % depreciation of the Peso with respect to the U.S. Dollar (in 2003 the value of the currency had a reverse behavior, appreciating by 26%). This depreciation negatively affected the value of the interest rate swap. The drop in the discounts obtained this year, which amounted to Ps. 7.2 million, on the purchase of loans with HSBC abroad, compared with the previous year in which the discounts obtained had amounted to Ps. 36.9 million through the prepayment of the debt to GSEM for approximately Ps. 26.0 million and from the accounting measurement as of June 30, 2004 of the debt to HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to Argentine GAAP; (iii) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to IRSA’s liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (iv) a Ps. 5 million decrease in financing expenses resulting from the repurchase of the loans with HSBC banks in Argentina and abroad and the conversions made by holders of IRSA’s negotiable obligations.

Equity (Loss) Gain from Related Parties

The net results derived from affiliated companies increased Ps. 41.4 million, from a loss of Ps. 14.7 million during the fiscal year ended June 30, 2003 to a gain of Ps. 26.7 million during the fiscal year ended June 30, 2004. This increase was mainly due to (i) the gain of Ps. 30.1 million recorded in the current year as a result of the change in the valuation criterion applied to Banco Hipotecario from net realization value to proportional equity value, and (ii) the non-recurrence of the loss of Ps. 11.0 million from IRSA’s investment in Alto Palermo, Pérez Cuesta and E-Commerce Latina, which decreased from Ps. 12.1 million loss during fiscal year 2003 Ps. 1.1 million loss during fiscal year 2004.

Other Income (Expenses), net

Other Income (Expenses), net line increased Ps. 11.7 million, from a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003 to a loss of Ps. 12.6 million during the fiscal year ended June 30, 2004, primarily due to the net fluctuation generated by (i) the non-recurrence of the Ps. 13.0 million gain from the repurchase of Negotiable Obligations of Alto Palermo in the open market and (ii) the Ps. 2.3 million gain, as a result of a decrease in lawsuits.

Income (Loss) before Minority Interest and Taxes

As a result of the foregoing, Income before Minority Interest and Taxes decreased, from the a Ps. 318.6 million gain during the fiscal year ended June 30, 2003 to a Ps. 126.4 million gain during fiscal year 2004.

Minority Interest

Minority Interest decreased 64%, from a Ps. 35.7 million loss during fiscal year 2003, a Ps. 12.8 million loss during fiscal year 2004, mainly due to (i) the reduction in IRSA’s minority interest in Alto Palermo and the interests held by Alto Palermo in its subsidiaries, which decreased from a Ps. 35.2 million loss during the fiscal year ended June 30, 2003 to a Ps. 9.3 million loss during the year ended June 30, 2004 and (ii) the reduction in IRSA’s minority interests in Palermo Invest, which decreased from a Ps. 3.7 million gain during the previous year to a Ps. 0.8 million loss during the current year.

Income Tax and Asset Tax

Income Tax decreased by Ps. 29.2 million, from a Ps. 3.5 million benefit during the fiscal year ended June 30, 2003, to a Ps. 25.7 million expense during the fiscal year ended June 30, 2004. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, therefore recognizing the temporary differences in accounting and tax assets and liabilities. The Ps. 29.2 million change was mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented an expense of Ps. 52.6 million, compared to the Ps. 48.9 million benefit corresponding to the asset tax for the year 2003, which included a Ps. 49.9 million benefit from deferred taxes and a Ps. 1.0 million expense from the asset tax, to a Ps. 3.7 million expense during fiscal year 2004 from asset tax, (ii) the Ps. 30.5 million variation in the income tax charge for Alto Palermo, from a Ps. 46.8 million expense during the fiscal year ended June 30, 2003 to a Ps. 16.3 million loss during the fiscal year ended June 30, 2004 and (iii) the Ps. 4.3 million (expense) variation in the income tax charge for Llao Llao Resort S.A. in both fiscal years.

Net income (loss) for the year

As a result of the foregoing, the net income for the year decreased, from a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003, to a profit of Ps. 87.9 million during the fiscal year ended June 30, 2004.

IRSA’Results of Operations for the fiscal years ended June 30, 2003 and 2002

Revenues

Revenues increased 51.4%, from Ps. 156.2 million for the fiscal year ended June 30, 2002, to Ps. 236.5 million for the fiscal year ended June 30, 2003. This increase reflected the net impact of (i) an increase in income from the Shopping Center segment as a result of the consolidation of APSA in the 2003 fiscal year, and (ii) the decrease in income from the remaining segments, except for Hotels which increased slightly, as a result of the ongoing recession of the Argentine economy.

Development and Sale of Properties. Revenues from development and sale of properties decreased 13.1%, from Ps. 54.5 million for the fiscal year ended 30 June, 2002, to Ps. 47.2 million for the fiscal year ended June 30, 2003, despite the higher sales volume achieved in the 2003 fiscal year. This decrease in the development and sale of properties segment was attributable to: (i) the Ps. 10.5 million drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the 2003 fiscal year and (ii) the Ps. 1.1 million decrease principally in sales from the residential communities of Abril. These decreases were partially offset by the Ps. 4.3 million increase in sales of other real estate stemming mainly from (i) the sale during the 2003 fiscal year of the Hotel Piscis for Ps. 9.9 million, (ii) the sale of office space in the buildings located at Madero 1020, Madero 940 and Libertador 498, for Ps. 9.6 million and (iii) the decrease in sales of other real estate, amounting to Ps. 15.2 million, among which it is worth highlighting the property at Rivadavia 2243 and Santa Fé 1588.

Offices and Other. Revenues from Offices and Other decreased 60.0%, from Ps. 44.5 million during the fiscal year ended June 30, 2002, to Ps. 17.8 million during the fiscal year ended June 30, 2003. This decrease is mainly due to a 58.2% decrease in revenues from office rents, from Ps. 38.8 million in the fiscal year ended June 30, 2002, to Ps. 16.2 million in the fiscal year ended June 30, 2003. This decrease in revenues was attributed to (i) a lower average occupancy rate during 2003; (ii) the fact that contractual prices did not evolve in the same way as inflation, which means that the increase in sales from the previous year due to inflation restatement was higher than the increase in the amount of sales during fiscal year 2003; and (iii) a 78.6% decrease in revenues from commercial property rents and other properties, from Ps. 4.4 million in the fiscal year ended June 30, 2002 to Ps. 0.9 million in the fiscal year ended June 30, 2003, mainly due to the sale of the real estate at Rivadavia 2243 and Santa Fe 1588.

Shopping Centers. During fiscal year 2003 IRSA began consolidating Alto Palermo S.A., whose financial statements are allocated under this segment. Revenues decreased by 40.73 % from Ps. 192.0 million during fiscal year 2002 to Ps. 113.8 million during fiscal year 2003 due to a 39.2% reduction in leases and services revenues (from Ps. 146.1 million to Ps. 88.8 million) and a 45.6% reduction in sales from credit card operation (from Ps. 45.8 million to Ps. 24.9 million). It is important to mention that leases and services revenues even if they have increased in nominal value, this increase is lower than the inflation index, therefore there was a reduction in real terms. We must highlight that the economic recovery that began last year is generating an increase in IRSA’s tenants’ sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of IRSA’s shopping centers. The occupancy ratio of IRSA’s shopping centers increased from 92.4% for the year ended, 2002 to 95.8 % for the year ended 2003. The decrease in Credit Card operations is attributed to the streamlining of its portfolio throughout the year under review as a result of the severe financial crisis. Although the current portfolio is smaller, it is characterized by a better credit capacity.

Hotels. Revenues from hotels increased 0.5%, from Ps. 57.4 million for the fiscal year ended June 30, 2002 to Ps. 57.7 million for the fiscal year ended June 30, 2003, due to an increase in the average rates and the average occupancy level, from 47% in 2002 to 57% in 2003. Revenues from Hotel Llao Llao increased by Ps. 5.0 million, Hotel Sheraton Libertador decreased by Ps. 3.7 million and revenues from the Hotel Intercontinental decreased by Ps. 1.3 million. Furthermore, during fiscal year 2003 IRSA recognized sales from the Hotel Piscis for Ps. 0.3 million.

International. Following the sale of the interest in Brazil Realty and FVI, no new investments were made in this segment.

Costs

Total costs increased 59.5%, from Ps. 97.0 million during the fiscal year ended June 30, 2002 to Ps. 154.7 million for the fiscal year ended June 30, 2003. This increase is mainly due to the net impact of (i) the consolidation of the results of APSA during fiscal year 2003; (ii) an increase in costs in the Development and sale segment; and (iii) a decrease in costs in the Hotels and Offices segment. Total costs as a percentage of revenues increased from 62.1% for the fiscal year ended June 30, 2002 to 65.4% for the fiscal year ended June 30, 2003.

Development and Sale of Properties. Costs related to Development and Sale increased 8.4%, from Ps. 43.5 million in the fiscal year ended June 30, 2002 to Ps. 47.1 million for the fiscal year ended June 30, 2003 primarily as a result of the sale during the present fiscal year of non-core properties with a low margin due to the fact that during fiscal year 2002 IRSA sold almost all of their principal properties, specially Alto Palermo Park, with an important sale margin. Costs relating to Development and Sale as a percentage of revenues from the segment increased from 79.9% during the fiscal year ended June 30, 2002 to 99.7% during the fiscal year ended June 30, 2003.

Offices and Other. Costs of Offices and Other decreased 31.1%, from Ps 13.2 million during the fiscal year ended June 30, 2002 to Ps. 9.1 million during the fiscal year ended June 30, 2003 due to lower depreciation charges. Costs relating to Offices and Other as a percentage of revenues from the segment increased from 29.7% for the fiscal year ended June 30, 2002 to 51.2% for the fiscal year ended June 30, 2003 due to a decrease in the average occupancy rate. The main component of cost of offices is represented by the depreciation of leased properties and expenses related to available units.

Shopping Centers. During fiscal year 2003, IRSA has begun to consolidate APSA, whose costs have been allocated to this segment. Costs generated were Ps. 67.1 million, and account for 43.4% of IRSA’s total costs. Total costs registered a 19.9% decrease between both fiscal years due to (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year, (ii) a lower amortization charge stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses. The main cost component of shopping centers is represented by depreciation and amortization charges of leased properties, including goodwill paid upon their acquisition.

Hotels. Costs from hotel operations decreased 22.1%, from Ps. 40.3 million during the fiscal year ended June 30, 2002 to Ps. 31.4 million during the fiscal year ended June 30, 2003, primarily due to the decrease in the constant value of the cost components of Hotels such as salaries, fees and services. Hotel operating costs as a percentage of revenues from hotels decreased from 70.2% for the fiscal year ended June 30, 2002 to 54.3% for the fiscal year ended June 30, 2003. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Gross Profit

As a result of the foregoing, the gross profit increased 38.0%, from Ps. 59.3 million during the fiscal year ended June 30, 2002 to Ps 81.8 million during the fiscal year ended June 30, 2003.

Selling Expenses

Selling expenses increased 100.4%, from Ps. 14.2 million during the fiscal year ended June 30, 2002 to Ps. 28.6 million during the fiscal year ended June 30, 2003, primarily due to the increase in Shopping Centers selling expenses from the consolidation of APSA and partially offset by a 23.1% reduction in the selling expenses of the other segments. Selling expenses as a percentage of revenues increased from 9.1% during the fiscal year ended June 30, 2002, to 12.1% during the fiscal year ended June 30, 2003.

Development and Sale of Properties. Selling expenses from Development and Sales decreased 41.2%, from Ps. 6.8 million during the fiscal year ended June 30, 2002 to Ps. 4.0 million during the fiscal year ended June 30, 2003, as a consequence of the decrease in sales operations during this fiscal year generating less direct selling expenses. Selling of Development and Sale of properties as a percentage of revenues from this segment decreased from 12.4% during the fiscal year ended June 30, 2002 to 8.5% for the fiscal year ended June 30, 2003. The main components of selling expenses of Development and Sale are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses relating to Offices and Other decreased 83.3%, from Ps. 0.6 million during the fiscal year ended June 30, 2002 to Ps. 0.1 million during the fiscal year ended June 30, 2003.

Shopping Centers. During fiscal year 2003 IRSA began consolidating APSA whose selling expenses are allocated under this segment. Expenses generated during the fiscal year ended June 30, 2003 were Ps. 17.6 million, which accounted for 68.8% of IRSA’s total selling expenses. The decrease of 72.2% in shopping centers selling expenses during both fiscal years was mainly due to (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from IRSA’s shopping center operations during fiscal years 2002 and 2003 respectively and Ps. 17.6 million and Ps. 8.0 million related to allowance for doubtful accounts of Tarjeta Shopping during fiscal years 2002 and 2003 respectively; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1. million during fiscal year 2002 to Ps. 4.4. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation; and (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

Hotels. Selling expenses did not change with regard to the previous fiscal year and remained stable at Ps. 6.9 million. The main components of selling expenses are advertising expenses and salaries.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Administrative Expenses

Administrative expenses increased 24.5%, from Ps. 36.3 million during the fiscal year ended June 30, 2002 to Ps. 45.2 million during the fiscal year ended June 30, 2003, due to an increase in administrative expenses relating to Shopping Centers stemming from the consolidation with APSA, which was partially offset by a 31.6% reduction in the administrative expenses in the remaining segments. The main components of administrative expenses are salaries and social security, fees, and compensation for services and depreciation and amortization.

Development and Sale of Properties Administrative expenses of Development and Sale of properties decreased 45.5%, from Ps. 11.2 million during the fiscal year ended June 30, 2002 to Ps. 6.1 million for the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Development and Sale of properties as a percentage of revenues from this segment decreased from 20.6% during the fiscal year ended June 30, 2002 to 13.0% during the fiscal year ended June 30, 2003.

Offices and Other. Administrative expenses of Offices and Other decreased 27.9%, from Ps. 6.1 million during the fiscal year ended June 30, 2002 to Ps. 4.4 million during the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Offices and Other as a percentage of revenues from this segment increased from 13.6% during the fiscal year ended June 30, 2002 to 24.7% during the fiscal year ended June 30, 2003 as a result of the sharp reduction in the income from the segment.

Shopping Centers. The fluctuation in administrative expenses under this segment is mainly due to the consolidation with the results of APSA. The expenses generated during fiscal year 2003 amount to Ps. 21.4 million, accounting for 51.3% of overall administrative expenses. The decrease of 28,2% between both fiscal years was basically due to the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Hotels. Administrative expenses of Hotels decreased 18.4%, from Ps. 16.3 million for the fiscal year ended June 30, 2002 to Ps. 13.3 million during the fiscal year ended June 30, 2003, basically due to the decrease during fiscal year 2003 of all the administrative expenses for the Intercontinental and Sheraton Libertador hotels. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 28.5% during the fiscal year ended June 30, 2002 to 23.1% during the fiscal year ended June 30, 2003. The main components of administrative expenses of hotel operation are salaries, fees for services and depreciation and amortization.

International. Subsequent to the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment, consequently, no charge has been recorded during fiscal year 2003.

Gain on Purchasers’ Rescissions of Sales Contracts

This result stems from APSA as a result of the consolidation with this company as from fiscal year 2003 and arises from the rescission of Torres de Abasto sales contracts, generating a profit for the fiscal year of Ps. 0.009 million.

Loss in Credit Card Trust

The loss reported under this heading amounting to Ps. 4.1 million during fiscal year 2003 stems from interest held by APSA in the Tarjeta Shopping Credit Card Trust and is incorporated to IRSA’s statement of operations following the consolidation with APSA as from fiscal year 2003.

(Loss) Income from Operations and Holdings of Real Estate Assets, net

(Loss) Income from operations and holdings of real estate assets, net, varied from one year to another, showing a gain of Ps. 68.3 million, having recovered from a loss of Ps. 46.8 million for the fiscal year ended June 30, 2002 to a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003. The gain generated during fiscal year 2003 is mainly attributed to (i) the gain of Ps. 10.9 million stemming from the sale of stock in Valle de las Leñas; and (ii) a gain of Ps. 11.4 million attributed to the net recovery of the allowance for the devaluation of real estate. Furthermore, the loss reported the previous year is mainly attributed to (i) the setting up of the allowance for the devaluation of real estate for Ps. 82.6 million; which was partially offset by (ii) a gain of Ps. 35.8 million from the sale of IRSA’s equity interest in Brazil Realty.

Operating Income

As a result of the foregoing, the total operating income recovered from a loss of Ps. 38.1 million during the fiscal year ended June 30, 2002 to a profit of Ps. 25.5 million during fiscal year 2003.

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

Shopping Centers. Operating results from Shopping Centers reported an increase of Ps. 14.1 million during the current year as a result of the consolidation with the results of APSA.

Hotels. Operating results from hotels recovered from a loss of Ps. 12.7 million during the fiscal year ended June 30, 2002 to a gain of Ps. 6.2 million for the fiscal year ended June 30, 2003.

International. As explained above, during fiscal year 2003 no results were recorded under this segment. The previous fiscal year closed with a gain of Ps. 34.6 million.

Amortization of Goodwill

The loss of Ps. 6.6 million recorded as of June 30, 2003 mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A.; and (ii) the amortization of IRSA’s own goodwill from the purchase of stock in APSA during fiscal year 2003.

Financial Results, net

Total net gains/losses on the financing of assets showed a recovery from a loss of Ps. 496.5 million during the fiscal year ended June 30, 2002 to a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003. The main reasons for this recovery were (i) the exchange difference gain with regard to the previous year amounting to Ps. 506.8 million, owing to the appreciation of the Peso to the U.S. Dollar from 3.80 in 2002 to 2.80 in 2003, (ii) the Ps. 241.7 million gain on the financing of assets as compared with the previous year, among which it is worth highlighting the recognition of lower losses related to IRSA’s equity interest mainly in Banco Hipotecario and Quantum, (iii) the discounts obtained during fiscal year 2003 amounting to Ps. 36.9 million through the prepayment of the debt with GSEM for approximately Ps. 26.0 million and from the accounting measurement as at June 30, 2003 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to with Argentine GAAP, (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to IRSA’s liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing, and (v) a reduction of Ps. 18.5 million with regard to the gains obtained in the previous year owing to the exposure to inflation of IRSA’s monetary liabilities.

Equity (Loss) Gain from Related Parties

The net loss derived from affiliated companies changed, from Ps. 4.6 million loss during the fiscal year ended June 30, 2002 to a Ps. 14.7 million loss during the fiscal year ended June 30, 2003. This decrease is mainly due to (i) the absence during fiscal year 2003 of the 2002 gain of approximately Ps. 2.1 million from IRSA’s investment in Buenos Aires Trade & Finance Center due to the consolidation as from this year of this company’s results, (ii) the net loss for the year of Ps. 12.1 million stemming from the subsidiaries of APSA, Perez Cuesta and E-Commerce Latina, and (iii) the reduction during fiscal year 2003 of the Ps. 3.4 million gain from IRSA Telecomunicaciones. These factors were, partially offset by (i) the absence during fiscal year 2003 of the year 2002 loss of Ps. 4.6 million from IRSA’s investment in APSA due to the consolidation as from this year of this company’s results and (ii) the absence during fiscal year 2003 of the 2002 loss of Ps. 3.6 million from IRSA’s investment in Brazil Realty due to the sale of IRSA’s equity investment in this company.

Other (Expenses) Income, net

The Other expenses, net line showed a recovery of Ps. 3.6 million, from a loss of Ps. 4.5 million during the fiscal year ended June 30, 2002 to a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003, primarily due to the net fluctuation generated by (i) the gain of Ps. 13.0 million obtained from the repurchase of Negotiable Obligations of APSA in the open market and (ii) the Ps. 4.2 million gain from the sale of fixed assets. These factors were partially offset by (i) the loss resulting from a contingency due to lawsuits amounting to Ps. 3.9 million, (ii) the higher charge for donations with regard to the previous year amounting to Ps. 5.6 million and (iii) the charge during the present fiscal year of Ps. 3.8 million in connection with the lawsuit between Llao Llao and Administración de Parques Nacionales.

Income (Loss) before Minority Interest and Taxes

As a result of the foregoing, the income (loss) before minority interest and taxes reflected an improvement with regard to the loss of Ps. 543.6 million during the fiscal year ended June 30, 2002, recording a gain of Ps. 318.6 million during fiscal year 2003.

Minority Interest

The minority interest decreased by Ps. 36.7 million, from a gain of Ps. 1.0 million during fiscal year 2002 to a loss of Ps. 35.7 million during fiscal year 2003, mainly due to the minority interest IRSA recorded during fiscal year 2003 as a result of the consolidation of APSA, and stemming from IRSA’s Ps. 35.2 million investment in this company recorded as a loss.

Income Tax and Asset Tax

Income tax decreased from an expense of Ps. 1.1 million during the fiscal year ended June 30, 2002, to a benefit of Ps. 3.5 million during the fiscal year ended June 30, 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The change of Ps. 4.6 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a benefit of Ps. 49.4 million, having moved from an expense of Ps. 0.5 million corresponding to the asset tax for the year 2002 to a benefit of Ps. 48.9 million during fiscal year 2003, which includes a benefit of Ps. 49.9 million from deferred taxes and a an expense of Ps. 1.0 million from the asset tax, (ii) the income tax charge for APSA, which represented a an expense of Ps. 46.8 million at June 30, 2003, when there had been no charge in the previous year because IRSA began consolidating its financial statements with this company this year and (iii) the deferred income tax charge corresponding to Llao Llao Resort S.A., which represented a benefit of Ps. 1.1 million.

Net (loss) Income for the Year

As a result of the foregoing, the net ordinary income for the year showed an improvement from a loss of Ps. 543.7 million during the fiscal year ended June 30, 2002 to a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003.

IRSA’s Liquidity and Capital Resources

IRSA’s liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2004, IRSA had working capital of Ps. 5.6 million. At the same date, IRSA had cash and cash equivalents totalling Ps. 122.9 million, a decrease of 36.35% from Ps. 193.1 million of cash and cash equivalents held as of June 30, 2003.

IRSA’s operating activities resulted in net cash inflows of Ps. 73.4 million, Ps. 93.9 million and Ps. 54.3 million for fiscal years 2004, 2003 and 2002, respectively. The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps. 89.4 million, partially offset by an increase in non-current investments for Ps. 10.7 million. Net cash inflows for fiscal year 2003 primarily resulted from operating gains of Ps. 16.4 million and increases in accrued interest and exchange gain of Ps. 56.5 million. The operating cash inflows for fiscal year 2002 primarily resulted from the increase in financial results of Ps. 331.0 million, a decrease in investments for Ps. 18.1 million and in a decrease of receivables for Ps. 41.2 million.

IRSA’s investing activities resulted in net cash outflows of Ps. 95.9 million, Ps. 40.6 and Ps. 21.1 million for fiscal years 2004, 2003 and 2002, respectively. In fiscal year 2004 IRSA made investments in its subsidiaries and equity investees of Ps. 70.2 million through the purchase and sale of shares and options of Banco Hipotecario. In fiscal year 2003 IRSA made investments in its subsidiaries and equity investees for Ps. 31.7 million primarily in APSA. In February 2002 IRSA sold its investment in Brazil Realty for US$ 44.2 million. In fiscal years 2004, 2003 and 2002, IRSA repurchased and/or invested in existing properties for Ps. 25.7 million, Ps. 11.0 million and Ps. 28.4 million, respectively. In fiscal year 2002, IRSA also granted loans to related parties for Ps. 105.7 million.

IRSA’s net cash provided by financing activities of Ps. 47.6 million was primarily due to the proceeds from short-term and long-term debt of Ps. 66.4 million and the issuance of common stock of Ps. 24.7 million. IRSA’s net cash provided by financing activities of Ps. 109.4 million for fiscal year 2003 was primarily due to the proceeds from short-term and long-term debt of Ps. 397.3 million partially offset by the payment of short-term and long-term debt of Ps. 271.0 million. IRSA’s net cash used in financing activities of Ps. 41.4 million for fiscal year 2002 was primarily due to the payment of short-term debt partially offset by the income for new loans for Ps. 170.0 million.

We believe IRSA’s assets have potential for growth. Its low level of indebtedness, most of which is long-termed, and the cash proceeds from the exercise of warrants attached to IRSA’s convertible debt, place IRSA in a good position to finance new projects and seek expansion opportunities.

IRSA’s indebtedness

IRSA’s total outstanding debt as of June 30, 2004, amounted to Ps. 603.9 million, as compared to the Ps. 679.5 million as of June 30, 2003. This decrease is attributable to the conversion of IRSA’s and APSA’s Convertible Notes for US$ 12.9 million and US$ 0.9 million respectively and to several debt buybacks and reductions conducted during the year, as described below.

Pursuant to Decree No. 214/02, part of IRSA’s indebtedness was “pesified,” although a large portion, governed by foreign laws continued to be U.S. Dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

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

On December 18, 2000, IRSA issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. IRSA’s Class 2 Floating Rate Notes matured in December 2001, and it was unable to pay the principal then due. As a result of such non-payment, in December 2001, IRSA entered into negotiations with the holders of its Class 2 Floating Rate Notes and to date have been able to obtain short-term deferrals of its obligation to pay such matured notes. On February 8, 2002, IRSA agreed with its holders to replace the Class 2 floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on its Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. IRSA also agreed with its holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, IRSA repurchased from Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

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

The offer of Convertible Notes into IRSA’s ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each note may be swapped for 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, and to finance its working capital and for other general corporate purposes.

Due to the distribution of 4,587,285 treasury shares, IRSA has adjusted the conversion price of its Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

As of November 30, 2004, certain holders of IRSA’s Convertible Notes exercised their conversion right. The total number of notes converted amounted to 13,468,670 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 24,713,137 with a face value of Ps.1 each.

During the same period, 12,265,962 warrants were exercised resulting in a cash inflow of US$ 14.7 million and the issuance of 22,506,341 shares with a face value of Ps. 1 each.

As of November 30, 2004, the number of Convertible Notes outstanding amounted to US$ 86,531,330 the number of warrants outstanding amounted to 87,734,038, while 259,218,751 of IRSA’s shares were outstanding.

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

On August 23, 2002, APSA successfully completed the placement of Series I Convertible Notes for US$ 50.0 million of which IRSA has subscribed a total of US$ 27.2 million. In January 2003 IRSA purchased an additional 3.4 million APSA shares, increasing its current equity interest to 54.9%. IRSA also acquired 2.6 million Series I Convertible Notes which, increased its interest to a total of 59.9% of the notes issued by its subsidiary.

On July 23, 2003, IRSA made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

On March 17, 2004 IRSA repurchased from HSBC Bank London Plc. US$ 12 million under the US$ 51 million Unsecured Loan Agreement, maturing in November 2009. The transaction value totalled US$ 8.6 million, was at a discount of 28%, and resulted in a US$ 3.4 million discount.

In January 2001, IRSA’s subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. Subsequently, Bank Boston sold this loan to Marathon Master Fund Ltd. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to IRSA. On December 16, 2004, Ritelco S.A., a wholly owned subsidiary of IRSA, acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

As of June 30, 2004, IRSA had outstanding Collateralized Loans for a total amount of Ps.137.4 million, including accrued interests. The Collateralized Loans include several loans at fixed/variable rates ranging from 3.34% to 6.10%, with different maturities through November 2009. A total amount of Ps. 32.8 million debt is collateralized with a mortgage over the Sheraton Libertador Hotel. A total amount of US$ 37.4 million, which matures on November 20, 2009 and accrues quarterly interest payments at three-month LIBOR plus 200 basis points, is secured by several assets. As of June 30, 2004, IRSA recorded a total balance of US$ 32.9 million, which corresponds to US$ 37.4 million discounted at a market rate equivalent to 8% p.a., accruing an annual interest rate of 1.12% at LIBOR.

The following table sets forth IRSA’s outstanding debt as of June 30, 2004 (excluding APSA):

IRSA Debt	Principal (US$ MM) (1)	Interest Rate	Maturity
Unsecured Loan Agreement	23.0	LIBOR + 200 bps	November 2009
Class 3 Floating Rate Notes	37.4	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	12.0	LIBOR + 500 bps	January 2006
Total Debt	72.4
Convertible Notes	87.1	8%	November 2007

(1)	Accrued interest is not included.

APSA’s indebtedness

On January 18, 2001, APSA issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which APSA issued together with its wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts.

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

On April 7, 2000, APSA issued the Ps. 85.0 million Notes (the “Ps. 85.0 million Notes”) due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loan and other short-term financial debt. In March 2001, June 2003 and August, 2004, APSA redeemed Ps. 36.6 million historical pesos, at different prices below par. After subtracting APSA’s own holding, the aggregate outstanding amount for such notes as of November 23, 2004 was Ps. 48.4 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterpart. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the U.S. Dollar and/or an increase in interest rates would increase its loss which could be material. As of June 30, 2004 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 45.4 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 45.4 million payable under the swap agreement.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 its debt with IRSA and Parque Arauco S.A. under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively.

In addition, between May and July 2002, IRSA and Parque Arauco S.A. granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel APSA short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment.

The amounts APSA owed under the loans which were granted to APSA from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to subscribe APSA offering of US$ 50.0 million Series I Convertible Notes on August 20, 2002 (the “Series I Convertible Notes”). IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA´s Series I Convertible Notes.

As of September 30, 2001, APSA begun to be in non compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85.0 million Notes due in 2005. Nevertheless, during fiscal year 2004, APSA complied with all of its financial covenants.

In addition to non complying with certain financial covenants mentioned above, APSA did not make certain payments for an aggregate amount of Ps. 21.7 million under APSA Class A and B-2 Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002.

On June 24, 2002, APSA agreed with the holders of its Class A and B-2 Senior Notes, the payment of all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive a discount of approximately 20%. As of July 17, 2002, all interest owed and the amortization coupon under APSA Class A and B-2 Senior Notes that matured in January 2002, had been fully paid. The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar (US$ 1.00). The pesification of debts affected APSA’s Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with its majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER. Thus if there were a severe inflationary process, APSA’s debt would be significantly increased.

With respect to interest rates, BCRA Communication “A” 3507 dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected APSA´s Senior Notes (Ps. 132.0 million) and its short-term bank debt (Ps. 50.11 million).

On June 9, 2003 APSA signed a Compensation Agreement with the only holder of Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. APSA extended the original schedule of payments. On January 13, 2004 APSA paid US$ 1.25 million and on January 13, 2005 APSA will pay US$ 3.75 million.

On July 19, 2002 APSA issued US$ 50 million of Series I Convertible Notes which are convertible into shares of common stock at the holder’s option. The offer was subscribed in full.

The terms of these Series I Convertible Notes include (i) a conversion price that consists of the maximum between the face value of APSA common stock (Ps. 0.10) divided by the exchange rate and US$ 0.0324, which means that every Series I Convertible Note is potentially convertible into approximately 30.8642 shares of APSA´s common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Notes. The Series I Convertible Notes, mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

In the event that all the bondholders were to convert their Series I Convertible Notes, APSA´s share capital would increase from 779,827,330 shares as of November 30, 2004 to approximately 2,239,741,836 shares. Also, as of such date the number of Series I Convertible Notes outstanding amounted to US$ 47,301,230.

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

On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with IRSA and Parque Arauco Argentina S.A. in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. As of November 5, 2004, APSA agreed to repurchase on January 7, 2005, the securities at a price of Ps. 5.1 million and Ps. 2.6 million to IRSA and Parque Arauco Argentina S.A., respectively.

In connection with the Ps. 120 million notes, Ps. 1 face value, due January 2005, after the fiscal year-end, on August 6, 2004 APSA and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively. This transaction allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER. Retirement resulted in a disbursement of Ps. 10.1 million by APSA and Ps. 10.7 million by Shopping Alto Palermo. This buyback resulted in the full retirement of Class A-2 and B-2 of these notes.

Furthermore, during the year ended June 30, 2004, APSA met all its financial commitments relating to its outstanding notes.

During the year ended June 30, 2004 APSA was in compliance with the financial covenants under the indentures of the APSA Senior Notes and the Ps. 85.0 million Notes.

Due to compliance with its financial covenants, APSA can again raise additional funds without the prior approval of the outstanding bondholders.

The following table shows APSA´s outstanding debt as of June 30, 2004 (accrued interest not included):

	Ps. (million)		US$ (million)(1)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	20.6	(2)	7.0	8% + CER	January 2005
Senior Notes Class B-1	11.09		3.75	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49.62		16.78	14.875%	April 2005
Shareholders loans	7.21		2.44	8%	January 2005
Subtotal	88.52		29.97
Series I Convertible Notes	145.14		49.07	10%	January 2006
Total Debt	233.66		79.04

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2004 which was Ps. 2.958 per US$ 1.0. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(2)	Fully paid on August 6, 2004.

On September 29, 2004, APSA entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I.. The transaction was consummated on December 2, 2004, after APSA obtained the approval from Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had a Ps. 40.3 million financial indebtedness (including accrued interests and CER), Ps. 23.1 million were overdue. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage loans commercial leases and collateralized contracts borrowings, the default on several overdue payments raises substantial doubt as to its ability to continue as a going concern. Currently, Pérez Cuesta and APSA are negotiating the restructuring of the debt terms with Pérez Cuesta’s creditors. However, we cannot assure you that they will achieve a successful restructuring of its financial indebtedness. APSA does not believe that failure to successfully restructuring Pérez Cuesta’s debt is likely to cause a material adverse effect on it.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is over due and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

IRSA´s Capital Expenditures

During the fiscal year ended June 30, 2004 IRSA had capital expenditures of. Ps. 153.0 million. IRSA made investments in its subsidiaries and equity investees of Ps. 127.4 million through the purchase of shares and options of Banco Hipotecario. IRSA also made investments of Ps. 25.1 million in fixed assets primarily in APSA of Ps. 20.4 million and in the Llao Llao Hotel of Ps. 3.3 million. IRSA also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 IRSA had capital expenditures of Ps. 42.7 million. IRSA made investments in its subsidiaries and equity investees of Ps. 31.7 million primarily in APSA. IRSA also made investments in fixed assets of Ps. 10.8 million among which IRSA can highlight fixed assets belonging to the shopping center and hotel segment. In addition, IRSA made investments in undeveloped parcels of land of Ps. 0.2 million.

During the fiscal year ended June 30, 2002 IRSA had capital expenditures of Ps. 50.1 million. IRSA made investments in fixed assets of Ps. 25.1 million primarily to the acquisition of Costeros Dique IV in the office segment of Ps. 20.6 million and Ps. 3.1 million in the Llao Llao Hotel. IRSA also made investments in undeveloped parcels of land of Ps. 3.3 million primarily in Dique III of Ps. 2.5 million and in its subsidiaries and equity investees of Ps. 21.7 million.

We believe IRSA’s assets have potential for growth. Its low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to its convertible debt, place IRSA in a good position to finance new projects and seek expansion opportunities.

IRSA´s U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net income (loss) for each of the three years in the period ended June 30, 2004, and the amounts of total shareholders’ equity as of June 30, 2004 and 2003, to the extent summarized in Note 20 to IRSA’s consolidated Financial Statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for derivatives and hedging activities;

(iv)	the accounting for the non-contributory management stock ownership plan;

(v)	the application of different useful lives for depreciation purposes;

(vi)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(vii)	the accounting for a mortgage payable with no stated interest;

(viii)	the accounting for securitization programs;

(ix)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(x)	the present-value accounting;

(xi)	the restoration of previously recognized impairment losses;

(xii)	the accounting for convertible notes;

(xiii)	the accounting for troubled debt restructuring;

(xiv)	the accounting for real estate barter transactions;

(xv)	the accounting for the appraisal revaluation of fixed assets;

(xvi)	the accounting for deferred charges;

(xvii)	the amortization of fees related to the Senior Notes;

(xviii)	the accounting for software obtained for internal use;

(xix)	the accounting for changes in interest in consolidated affiliated companies;

(xx)	the capitalization of interest costs;

(xxi)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xxii)	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

(xxiii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 20 to IRSA’s consolidated Financial Statements, included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002 was Ps. 87.9 million, Ps. 286.4 million, and Ps. (543.7) million, respectively, as compared to Ps. 2.8 million, Ps. 235.1 million and Ps. (901.5) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2004 and 2003, was Ps. 959.9 million and Ps.809.2 million, respectively, as compared to Ps. 587.7 million and Ps. 502.8 million, respectively, under U.S. GAAP.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps. 7.5 million, Ps. 1.8 million and Ps. 1.4 million for the fiscal years 2004, 2003 and 2002 respectively. Total technology investments aimed at increasing the productivity of purchased land amounted to Ps. 69.7 million from fiscal year 1995.

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

The following table shows the breakdown of the amount of hectares owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2002(1)		2003(1)		2004(1)
	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased
Crops	19,524	28,913	10,010	13,628	13,351	9,766
Cattle	145,066	2,500	135,257	—	125,513	—
Milk	3,049	—	820	—	820	—

(1)	Does not include the production of Agro-Uranga S.A.
(2)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

During fiscal year 2004 a total of 9,766 hectares were leased for agricultural activities, most of them at a fixed price prior to harvest. Only a small percentage of the lease agreements contained prices tied to the percentage of production.

Given the increase in land prices, we decided not to lease lands where projected yields significantly decreased, and only leased lands at prices we deemed appropriate to obtain profitable margins.

Crop sales decreased 46.3%, from Ps. 50.2 million in fiscal year 2003 to Ps. 26.9 million in fiscal year 2004. The 47.0% drop in the volume of sales, from 121,426 tons down to 64,398 tons, was partially offset by a 1.2% rise in unit price in fiscal year 2004 compared to the price in fiscal year 2003. The average price per ton sold was Ps. 418 compared to Ps. 413 in the prior fiscal year. Crop production increased 6.03%, from 70,369 tons in fiscal year 2003 to 74,612 tons in fiscal year 2004 (wheat and corn production increased 77.8% and 13.3%, respectively, and soybean production decreased 18.4%). Total sowed area decreased from 23,638 hectares in fiscal year 2003 to 23,117 hectares in fiscal year 2004. Sowed area on leased lands decreased from 13,628 hectares in fiscal year 2003 to 9,766 hectares in fiscal year 2004 and sowed area on land we own increased from 10,010 hectares in fiscal year 2003 to 13,351 hectares in fiscal year 2004.

The cost of sales for crops decreased from Ps. 39.4 million in fiscal year 2003 to Ps. 15.4 million in fiscal year 2004. This decrease was mainly attributable to (i) a decrease in the volume of sales from 121,426 tons to 64,398 tons for the fiscal years 2003 and 2004, respectively; (ii) the high stock level at the beginning of fiscal year 2003 and a decrease in the prices of commodities in the same fiscal year which affected the sales costs; and (iii) to a lesser extent, the impact of currency exchange rates on the cost of supplies.

Beef cattle sales increased 58.1%, from Ps. 17.3 million in fiscal year 2003 to Ps. 27.4 million in fiscal year 2004. The 52.1% increase in the volume of sales was accompanied by a 4.0% increase in the price per ton sold. The sales volume increased from 9,561 tons to 14,540 tons, while the sales price increased from Ps. 1.81 per kilogram in fiscal year 2003 to Ps. 1.88 per kilogram in fiscal year 2004. Average cattle stock increased from 86,234 head in fiscal year 2003 to 93,319 head in fiscal year 2004, and total beef cattle production increased 24.4%, from 9,121 tons in fiscal year 2003 to 11,343 tons in fiscal year 2004. This increase was due to an increase in our stock position in this segment and an increase in the number of cattle head finished in feedlots. The number of owned hectares used for beef-cattle production dropped from 135,257 hectares in fiscal year 2003 to 125,513 hectares in fiscal year 2004. This reduction was mainly due to the sale of the El 41 y 42 farm and the conversion of hectares used for raising cattle into hectares used for agriculture at La Esmeralda.

Cost of sales for beef cattle increased 141.7% from Ps. 8.7 million in fiscal year 2003 to Ps. 21.1 million in fiscal year 2004. This increase was mainly due to the impact of a higher quantity of beef cattle finished in the feedlot, which feeding cost was higher, as a result of the drought which prevented part of our beef cattle from being fed by natural pastures. The cost of sales for beef cattle as a percentage of sales of cattle increased from 50.5% in fiscal year 2003 to 77.2% in fiscal year 2004. The cost for each ton sold also increased from Ps. 915 in fiscal year 2003 to Ps. 1,454 in fiscal year 2004 due to the same factors.

Sales of milk increased 32.2%, from Ps. 2.4 million in fiscal year 2003 to Ps. 3.2 million in fiscal year 2004, mainly due to a 18.3% increase in the average sales price, from Ps. 401 per one thousand liters in fiscal year 2003 to Ps. 474 per one thousand liters in fiscal year 2004, This increase in the volume of sales of milk was attributable to a 11.7% increase in production as a result of the change in the feeding system caused by the drought. Total production was 6.0 million liters in fiscal year 2003 compared to 6.7 million liters in fiscal year 2004.

Cost of sales for milk decreased 11.8% from Ps. 1.5 million in fiscal year 2003 to Ps. 1.3 million in fiscal year 2004. This decrease was due to the positive effect of the re-categorization of the beef cattle acquired during the fiscal year, partially offset by the negative impact of higher feeding costs as a result of the drought. The cost of sales for milk per thousand liters decreased from Ps. 246 in fiscal year 2003 to Ps. 194 in fiscal year 2004.

The following table presents data for different business segments:

	Total sales
	Year ended June 30,
	2002(1)		2003(1)		2004(1)
	(Ps. 000)%		(Ps. 000)%		(Ps. 000)%
Crops:
Wheat	9,399	11.7	5,965	8.3	5,613	9.0
Corn	11,727	14.6	16,368	22.7	6,177	9.9
Sunflower	1,405	1.8	3,139	4.4	1,885	3.0
Soybean	20,794	25.9	21,361	29.7	11,375	18.3
Other	3,872	4.8	3,334	4.6	1,872	3.0
Total crops	47,197	58.8	50,167	69.7	26,922	43.2

Beef-cattle	27,610	34.4	17,311	24.0	27,370	44.0
Milk	2,258	2.8	2,415	3.4	3,192	5.1
Other	3,189	4.0	2,057	2.9	4,787	7.7
Total Salesr	80,254	100.0	71,950	100.0	62,271	100.0

(1)	Does not include the production of Agro-Uranga S.A.

	Sales volume
	Year ended June 30,
	2002(1)	2003(1)	2004(1)
Crops (tons):
Wheat	26,101	14,362	16,073
Corn	41,139	56,060	23,860
Sunflower	2,156	5,234	3,095
Soybean	47,629	40,659	19,089
Other	3,599	5,111	2,281
Total crops	120,624	121,426	64,398
Beef-cattle (tons)	18,201	9,561	14,540
Milk (thousand liters)	6,785	6,024	6,731

(1)	Does not include the production of Agro-Uranga S.A.

	Average selling price
	Year ended June 30,
	2002(1)	2003(1)	2004(1)
Crops per ton:
Wheat	360	415	349
Corn	285	292	259
Sunflower	652	600	609
Soybean	437	525	596
Beef-cattle (per ton)	1,517	1,811	1,882
Milk (thousand liters)	333	401	474

	Gross Revenues & Margin(1)
	Year ended June 30,
	2002(1)		2003(1)		2004(1)
	(Ps. 000)	(%)	(Ps. 000)	(%)	(Ps. 000)	(%)
Crops	33,380	70.7	10,741	21.4	11,516	42.8
Beef-cattle	4,831	17.5	8,565	49.5	6,230	22.8
Milk	(1,304)	(57.7)	932	38.6	1,884	59.0
Other	1,067	33.5	670	32.5	3,664	76.5
TOTAL	37,974	47.3	20,908	29.1	23,294	37.4

(1)	This table does not contemplate the gross sales tax on the different segments.

Product Prospects

Wheat

The USDA’s projections for the 2004/2005 harvest anticipate a significant recovery in production, which would show growth for the first time since 1997/98 and is estimated to be 593.4 million tons (43.4 million more than in the current cycle). It is estimated that consumption will exceed production for the fifth year in a row. However, there will be a dramatic reduction in the gap between both indicators, from 38.4 to 2.3 million tons. Equilibrium between global supply and demand is expected to be tighter than in the current cycle and stocks are expected to be at their lowest prices in the past 23 years. The forecasted stock/consumption ratio is 21.2%, a ratio not seen since 1972/73. However, the stock/exports ratio of the main exporters would be rather broad and would exceed the figures for 2003/04.

The recovery forecasted in production is mainly explained by the increase in production in the European Union (expected to increase by 21 million tons) and in Russia and Ukraine (expected to increase by 19 million tons). If these estimates are correct, the European Union would again become a net exporter.

Corn

The global market for corn forecasted for 2004/05 would, constitute a favorable scenario for Argentina. The USDA expects a record production of 643.8 million tons (5% in excess of the record posted in the current harvest) and consumption would exceed production for the fifth year in a row, reaching 664.2 million tons. A 20.3 million-ton drop is expected in final stocks, which would then stand at 68.8 million. As a result, the stock/consumption ratio would deteriorate even further in the next harvest and reflect an all-time high scarcity.

The USDA projections predict record production in the USA, based on increases in sown area and yields. However, the strong domestic demand for ethanol, the expected increase in exports and its low initial stocks are expected to lead to a stock/consumption ratio of 8.8, the lowest since 1995/96.

The projections for Argentina include significant increases in production (from 12.5 million tons in 2003/04 to 15.5 million tons in 2004/05) and exports (from 8.5 million in 2003/04 to 11 million in 2004/05). Argentina would again be the second worldwide exporter and would face lower competition from China and Brazil’s exports.

Soybean

For the 2004/05 harvest, the USDA has forecasted a record global soybean production of 225 million tons, a 19% increase (35.8 million tons) compared to the estimates for 2003/04. This record would be even higher than the record initially expected for the current cycle. Worldwide consumption would increase by 7% and would thus stand at 210.8 million tons. There would be a reversal in the excess demand of the current cycle and final stocks would increase by 40%. Both the global stock/consumption ratio and the stock/exports ratio of the main exporters would see a significant increase compared to the current cycle.

The USA, Brazil, Argentina and China would obtain record productions in 2004/05. In the United States, production would increase to 80.7 million tons, a significant recovery compared to the 65.8 million tons recorded in the course of the current harvest. Forecasts for South America indicate a 113 million-ton production, with 25% and 15% increases, respectively, for Brazil (66 million tons) and Argentina (39 million tons). However, these figures will likely be too optimistic given the effect of these projections on the future prices of oilseeds, the permanent expansion of Asian Rust in the region, the good prospects for corn and climatic uncertainties. Despite the projected 17.5 million-ton record production for China, its low initial stocks and the growth in domestic consumption would lead to the need of imports in an amount of 24 million tons (26% in excess of the current cycle).

Sunflower

Global sunflower production for the 2004/05 harvest would be lower than in the current cycle (3%), standing at 25.7 million tons. Consumption is expected to increase by 7%. The equilibrium between supply and demand, with a stock/consumption ratio of 3.8%, would appear to be tighter than in the current cycle. The decrease in global production would be explained by the reductions in sown areas in Russia (13%) and Ukraine (16%). These countries’ exports of grains would decrease by over 60%, which would specifically favor Argentina, which would increase its production by 25% and recover the leading position in the ranking of global exporters, based on a 250% increase in exports. Both the production (9 million tons) and global consumption (8.8 million) of sunflower oil is expected to decrease slightly compared to 2003/04. The stock/consumption ratio is expected to remain stable, at levels lower than the average for the past years.

Beef Cattle

Beef cattle segment improvement is related to the solution of the foot and mouth disease (“FMD”) issue and the reestablishment of exports to the European Union and other markets.

The control of foot and mouth disease and the devaluation of the Peso have created favorable conditions for beef cattle exports and have allowed a large number of meat packing plants to re-open and to reinstate their personnel. These conditions have affected the market, where the prices of heavy animals for export have risen significantly. The US, Mexican and Canadian markets are expected to re-open in 2005, which would permit an increase in export volumes as an increase in prices.

Cattle prices have increased, both for farmers and consumers, after the low level reached in December 2002 due to the FMD crisis. The rise in the price of cattle has been mainly due to three factors: a decrease in supply, an increase in exports and inflationary effects. Prices went back to the US$ 0.75 figure existing prior to the devaluation.

The analysts of this segment are optimistic with respect to the evolution of this sector. As a result of the strengthening of the export market, which contributes to improving the integration of the animal and solid domestic market.

In addition, the World organization for animal health (OIE) declared Argentina to be a country free of Bovine Spongiform Encephalopathy (or “mad cow disease”). During the first four-month period of 2004, slaughtering increased by 18% and production increased by 13% compared to the same period in 2003. In May 2004, the price of steer reached its highest point since January 2003. Exports during the first five months increased by 44% in volume and by 59% in value.

Milk

There has been a decrease in the levels of annual milk production in Argentina. In 2003 there was a drop in production due to adverse climatic conditions during the first months of the year, a decrease in diet supplementation due to the price of grains, closures of dairy farms, displaced by agriculture operations. According to estimates prepared by the Livestock Department of the Secretaría de Agricultura, Pesca y Alimentación (Secretariat of Agriculture, Livestock, Fishery and Food of the Argentine Republic, SAPYA), the primary production of milk for 2004 will be 20% higher than the levels recorded in 2003. As a consequence of the drop in production that took place in 2003, the price has been increasing and is now Ps. 0.50, equivalent to US$ 0.17, as it was prior to the devaluation.

In the first five months of 2004, exports increased by 58% in value and by 29% in volume compared to the same period in 2003. The international outlook is favorable.

E. OFF-BALANCE SHEET ARRANGEMENT

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with the Company is a party that is not currently reflected on our balance sheet.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2004:

	Payments due by period (In million of Pesos)
Detail	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
Long-term debt
Convertible Notes Principal	—	—	125.9	—	125.9
Convertible Notes accrued interest	1.3	—	—	—	1.3
Total	1.3	—	125.9	—	127.2

G. SAFE HARBOR

This section is not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of nine directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual regular meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements by which a person is selected as a director or member of our senior management.

Our current board of directors was elected at a shareholders’ meeting held in October 22, 2004 for terms expiring in the years 2005, 2006 and 2007, as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the Board	06/30/05	11/05/02	1994

Saúl Zang	12/30/1945	First Vice Chairman of the Board	06/30/05	11/05/02	1994

Alejandro G. Elsztain	03/31/1966	Second Vice Chairman of the Board and CEO	06/30/07	10/22/04	1994

Clarisa D. Lifsic	07/28/1962	Director	06/30/07	10/22/04	1994

Gabriel A.G. Reznik	11/18/1958	Director	06/30/06	10/31/03	2003

Jorge Oscar Fernández	01/08/1939	Director	06/30/06	10/31/03	2003

Susan Segal	10/09/1952	Director	06/30/07	10/22/04	2004

Fernando A. Elsztain	01/04/1961	Director	06/30/07	10/22/04	2004

David A. Perednik	11/15/1957	Director and Chief Administrative Officer	06/30/07	10/22/04	2004

Salvador D. Bergel	04/17/1932	Alternate Director	06/30/05	11/05/02	1996

Juan C. Quintana Terán	06/11/1937	Alternate Director	06/30/05	11/05/02	1994

Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/05	11/05/02	1999

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the Universidad de Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A.. He is Vice-Chairman of the Board of Banco Hipotecario S.A.. Eduardo S. Elsztain is the brother of our Director and Chief Executive Officer Alejandro G. Elsztain, and is the cousin of our Director Fernando A. Elsztain.

Saúl Zang. Mr. Zang is a lawyer and graduated from the Universidad de Buenos Aires. He is a founding member of the law firm Zang, Bergel & Viñes. He is also First Vice-Chairman of the Board of Directors of IRSA and APSA, and Vice-Chairman of Puerto Retiro and Fibesa; and director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer and graduated from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas S.A.. He is also Second Vice-Chairman of IRSA and Executive Vice-Chairman of APSA and Shopping Alto Palermo S.A. Mr. Alejandro G. Elsztain is the brother of our Chairman, Eduardo S. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the Universidad de Buenos Aires and she obtained a Masters Degree in Sciences with management expertise at the Massachusetts Institute of Technology. She has also held offices in research and financial analysis areas in the private sector since 1987. She currently is the Chairman of the Board of Directors of Banco Hipotecario S.A..

Gabriel A. G. Reznik. Mr. Reznik holds a degree in Civil Engineering awarded by Universidad de Buenos Aires. He is a member of the Board of Directors of IRSA, APSA, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. as well as alternate director of Banco Hipotecario S.A., among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from the Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, brokerage and insurance firms and other companies related to financial services. He is also involved in many industrial, commercial and professional institutions and associations.

Susan L. Segal. Ms. Segal is a graduate of Sarah Lawrence College and holds an MBA degree from Columbia University. She was a founding partner of Inspiration Partners. Formerly she was a partner and Latin American group head at JPMorgan Partners/Chase Capital Partners and a senior managing director at Chemical/Chase Banks. Ms. Segal is currently President and Chief Executive Officer of the Council of the Americas/Americas Society.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a Director of IRSA, APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our Director Chief Executive Officer Alejandro Elsztain and of our Chairman Eduardo S. Elsztain.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also an alternate director and Chief Administrative Officer of APSA.

Salvador D. Bergel. Mr. Bergel is a Lawyer and graduated from the Universidad Nacional del Litoral and obtained a Doctorate in social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an alternate director of APSA.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer and graduated from the Universidad de Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud is a lawyer and obtained his law degree from the Universidad de El Salvador, Buenos Aires, in 1992. He obtained a Masters degree in Corporate Law in 1996 from the Universidad de Palermo, Buenos Aires. He was a senior associated member of Zang, Bergel & Viñes until June 2002, when he joined Cresud’s team of lawyers.

We do not have employment contracts with our directors.

Appointment of the Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management. The following table shows information about our current senior management designated by a board of directors meeting held on December 20, 2004:

Name	Date of Birth	Position	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the Board	1994
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Alejandro Bartolomé	12/09/1954	Chief Production Officer	1996
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
José Luis Rinaldini	08/14/1963	Chief Subsidiaries Supervisor	1995
Alejandro Casaretto	10/15/1952	Chief Real Estate Officer	2000
Carlos Blousson	09/21/1963	Chief Sales Officer	2000

The following is a biographical description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at the Universidad del CEMA (Centro de Estudios Macroeconómicos Argentinos) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader at Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was a Financial Director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as Chief Financial Director of IRSA and APSA.

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

Information about Members of the Supervisory Committee

The following table shows information about the members of our supervisory committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 22, 2004:

Member	Date of Birth (m/d/y)	Position
Andrés Suarez	01/01/1965	Member
Corina I. Pando	12/26/1952	Member
Carlos A. Rebay	05/06/1949	Member
Carlos H. Rivarola	08/01/1954	Alternate Member
Gabriel Martini	02/21/1963	Alternate Member
Diego Niebuhr	02/10/1953	Alternate Member

Set forth below is a brief biographical description of each member of our supervisory committee:

Andrés Suarez. Mr. Suarez obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of APSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste.

Corina I. Pando. Ms. Pando obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. She is also a member of the Supervisory Committees of Ford Credit Holding Argentina S.A. and Frimetal S.A.

Carlos A. Rebay. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. He is also a member of the supervisory committees of Massalín Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

Carlos H. Rivarola. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Tornquist Asesores de Seguros S.A. and Toyota Argentina S.A.

Gabriel Martini. Mr. Martini obtained a degree in accounting from the Universidad de Buenos Aires and is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. He is a member of the Professional Council of Economics of the City of Buenos Aires. Mr. Martini is also a member of the Supervisory Committee of Cibie Argentina S.A., and Emelar S.A.

Diego Niebuhr. Mr. Niebuhr obtained a degree in accounting and a degree in administration from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of Cresud, Commercial Union S.A., Ford Credit Cía Financiera S.A., Nutricia Bagó S.A., Ace Seguros, Epson Argentina S.A..

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

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 22, 2004 the shareholders approved an aggregate compensation of Ps. 2.4 million for all of our directors for the fiscal year ended June 30, 2004.

Compensation of Supervisory Committee

The shareholders meeting held on October 22, 2004, further approved unanimously not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2004 was Ps. 2.8 million.

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

In accordance with Argentine law, we established a special purpose trust for equal term to the option period, so that the beneficiaries may exercise the option, among any of our employees, officers or senior managers. In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, we entered into an agreement with Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, José L. Rinaldini, Carlos Blousson and David A. Perednik granting the beneficiaries, a purchase option for the acquisition of an aggregate of 3.1 million book entry common shares of Cresud, for a face value of Ps. 1.0 each. The options were granted to the beneficiaries as follows:

Name	Shares
Alejandro G. Elsztain	2,073,437
Alejandro Cassaretto	200,000
Alejandro Bartolomé	200,000
Carlos Blousson	200,000
José L. Rinaldini	200,000
David A. Perednik	200,000

Pursuant to this agreement, the beneficiaries are entitled to exercise the options by January 15, 2005 and the amount to be paid for the exercise of the option shall be Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBO rates. According to the trust, dividends distributed on the shares subject to the option shall automatically add to the trust property.

As of November 30, 2004 options to acquire 2,850,437 shares were exercised.

Benefit Plans

We do not currently have any plans providing for pension, retirement or other similar benefits, other than those related to our senior management.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

Audit Committee

According to the Regime of Transparency in Public Offerings provided for by Decree 677/01, the regulations of the “CNV”) and Resolutions No. 400 and 402 of the CNV, our Board of Directors decided to establish an Audit Committee which would focus on assisting the Board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On May 27, 2004, the Board of Directors officially announced the formation and composition of the Audit Committee provided for in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400/2002. The Board of Directors appointed Clarisa Diana Lifsic, Jorge Oscar Fernández and Gabriel Adolfo Gregorio Reznik as members of the Audit Committee.

Remuneration Committee

There is no Remuneration Committee.

D. EMPLOYEES

As of June 30, 2004, we had 248 employees, including the employees of all our subsidiaries but not those of Agro-Uranga S.A. and Cactus Argentina S.A. Our non hierarchical employees are under labor collective agreements, we believe we have good relations with the Union and our employees We have never experienced a work stoppage or labor unrest. We offer below a breakdown of the number of employees for our three more recent fiscal years ended in June 30 of each year.

	At June 30, 2004		At June 30, 2003		At June 30, 2002
Province	Regular, salaried	Temporary	Regular, salaried	Temporary	Regular, salaried	Temporary
Buenos Aires	78	13	71	6	63	15
Córdoba	21	1	18	9	38	6
Santa Fe	32	7	47	6	43	10
Chaco	45	5	42	6	38	11
Catamarca	10	2	8	8	10	7
Salta	17	2	15	—	5	7
La Pampa	2	2	1	—	—	—
San Luis	8	3	8	—	3	5

Total employees	213	35	210	35	200	61

E. SHARE OWNERSHIP

Share Ownership of Directors, members of the Supervisory Committee and Senior Management as of November 30, 2004.

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	41,713,084	27,49%
Saúl Zang	First Vice Chairman	—	—
Alejandro G. Elsztain	Second Vice Chairman / Chief Executive Officer	—	—
Clarisa Lifsic	Director	150,545	0.10%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.78%
Susan Segal	Director	—	—
Fernando A. Elsztain	Director	—	—
David A. Perednik	Director / Chief Administrative Officer	—	—
Juan C. Quintana Terán	Alternate Director	—	—
Salvador D. Bergel	Alternate Director	—	—
Gaston A. Lernoud	Alternate Director	—	—

Senior Management
Gabriel Blasi	Chief Financial Officer	—	—
Alejandro Bartolomé	Chief Production Officer	—	—
José Luis Rinaldini	Chief Subsidiaries Supervisor	—	—
Carlos Blousson	Chief Sales Officer	—	—
Alejandro Casaretto	Chief Real Estate Officer	6,000	0.00%
Supervisory Committee
Andrés Suarez	Member	—	—
Corina I. Pando	Member	—	—
Carlos A. Rebay	Member	—	—
Carlos H. Rivarola	Alternate Member	—	—
Gabriel Martini	Alternate Member	—	—
Diego Niebuhr	Alternate Member	—	—

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 136,053,474, assuming full conversion of the notes and warrants issued pursuant to the 23,953,025 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

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

In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, options were granted to the beneficiaries as follows:

Name	Shares granted	Outstanding as of November 30, 2004
Alejandro G. Elsztain	2,073,437	—
Eduardo S. Elsztain	984,866	—
M. Marcelo Mindlin	246,217	—
Alejandro Cassaretto	200,000	90,000
Alejandro Bartolomé	200,000	110,000
Carlos Blousson	200,000	23,000
José L. Rinaldini	200,000	—
David A. Perednik	200,000	—
Saúl Zang	153,885	—
Clarisa Lifsic	153,885	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of November 30, 2004 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named senior managers;

•	each director; and

•	all current directors and senior managers as a group.

Directors	Position	Amount	Percentage
Eduardo S. Elsztain (1)	Chairman	41,713,084	27.49%
Saúl Zang	First Vice Chairman	—	—
Alejandro G. Elsztain	Second Vice Chairman / Chief Executive Officer	—	—
Clarisa Lifsic	Director	150,545	0.10%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.78%
Susan Segal	Director	—	—
Fernando A. Elsztain	Director	—	—
David A. Perednik	Director / Chief Administrative Officer	—	—
Juan C. Quintana Terán	Alternate Director	—	—
Salvador D. Bergel	Alternate Director	—	—
Gaston A. Lernoud	Alternate Director	—	—

Senior Management
Gabriel Blasi	Chief Financial Officer	—	—
Alejandro Bartolomé	Chief Production Officer	—	—
José Luis Rinaldini	Chief Subsidiaries Supervisor	—	—
Alejandro Casaretto	Chief Real Estate Officer	6,000	0.00%
Carlos Blousson	Chief Sales Officer	—	—

Directors and Senior Management in the aggregate		44,569,629	29.37%

Pension funds in the aggregate		11,491,383	7.57%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 136,053,474, assuming full conversion of the notes and warrants issued pursuant to the 23,953,025 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

As of November 30, 2004, there were approximately 11,468,515 american depositary shares (representing 114,685,150 of our common shares, or approximately 75.6% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately twenty registered holders represented by american depositary shares in the United States.

Except as set forth in the preceding table, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. Our principal shareholders’ voting rights are similar to those of our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2004	As of June 30, 2004	As of June 30, 2003	As of June 30, 2002	As of June 30, 2001
	%	%	%	%	%
Eduardo S. Elsztain (1)	27.5%	28.9%	49.7%	51.1%	35.7%
Pension Funds in the aggregate	7.6%	7.9%	11.7%	19.2%	28.3%
JP Morgan Whitefriars Inc	—	—	—	—	10.4%
Directors and senior managers in the aggregate	29.4%	31.3%	53.1%	55.3%	40.5%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 136,053,474, assuming full conversion of the notes and warrants issued pursuant to the 23,953,025 units owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

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

As of November 30, 2004 our directors and senior managers controlled, directly or indirectly, approximately 29.5% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers hold 23,960,625 units of our convertible notes. If our directors and senior managers convert all Convertible Notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 55.4% of our common stock.

B. RELATED PARTY TRANSACTIONS

Headquarters

From December 2001 to December 2003 we subleased our headquarters from APSA. Eduardo S. Elsztain, our Chairman is also the Chairman of the Board of Directors of APSA. We paid a monthly rent of Ps. 2,541.

This subleased agreement were cancelled on February, 2004 and a new lease agreement was signed among us, APSA, IRSA and Isaac Elsztain e Hijos S.C.A. We have leased our executive offices located in Bolivar 108, City of Buenos Aires pursuant of this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 payable monthly. We, APSA and IRSA each pay one-third of such rent in an amount of Ps. 2,830 each.

In December 2003, we moved our headquarters to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and five parking lot attendants from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement with an initial term of 60 months and an extension option for 36 additional months. We pay monthly rent of US$ 2,979 and received the first two months free.

Saúl Zang, our first vicepresident is also director of Inversora Bolivar and Alejandro Gustavo Elsztain, our second vice chairman is the vice chairman of Inversora Bolivar. In addition, Fernando Adrián Elsztain who is the president of Inversora Bolivar is also our director.

Consulting Agreement

Pursuant to the consulting agreement (the “Consulting Agreement”) with Dolphin Fund Management S.A., effective as of November 7, 1994, we pay an annual fee equivalent to 10% of our net income for certain agriculture advice and other administration services.

Dolphin Fund Management S.A spun off in two companies on November 25, 2003: Consultores Asset Management S.A. and Dolphin Fund Management S.A. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while our First Vice Chairman of the board, Saúl Zang, holds the other 15% of the capital stock. As a consequence of the spin off, the consulting agreement has been assigned to Consultores Asset Management S.A.

Pursuant to the terms of the Consulting Agreement, Consultores Asset Management S.A provides us with the following services:

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

The Consulting Agreement expressly provides that Consultores Asset Management S.A. may not advise us with respect to transactions that are related to real estate.

Under the Consulting Agreement, we pay Consultores Asset Management S.A. for its services, an annual fee equal to 10% of our annual after-tax net income. We also reimburse Consultores Asset Management S.A. the administrative expenses incurred by it in performing its duties under the Consulting Agreement and: (i) remuneration to the directors, trustees and certifying accountants; (ii) remuneration of legal consultants; (iii) remuneration of auditors; (iv) representation costs; and (v) all other costs incurred by it in performing its services.

In fiscal years 2004, 2003 and 2002 Consultores Asset Management’s S.A. (formerly Dolphin Fund Management) received fees in the amount of Ps. 3.6 million, Ps 7.2 million and none, respectively. During these years, we were not charged for any administrative expenses by Consultores Asset Management S.A. (former Dolphin Fund Management). However, no assurances can be given that Consultores Asset Management (formerly Dolphin Fund Management) will not request reimbursement for such expenses in the future.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management S.A for the two fiscal years prior to such termination.

Mr. Eduardo S. Elsztain, our Chairman of the board of directors was the Chairman of the board of Directors of Dolphin Fund Management S.A. and is currently the Chairman of the board of directors of Consultores Asset Management S.A. Additionally, Eduardo S. Elsztain holds 85% of the capital stock of Consultores Asset Management S.A. while our First Vice Chairman of the board Saúl Zang holds the other 15% of the capital stock.

Donations to Fundación IRSA

From time to time, we donate money to Fundación IRSA, a charitable, non-profit organization of which our shareholder and Chairman Eduardo S. Elsztain is the Chairman and his wife is the Secretary. We donated Ps. 1.13 million, Ps. 0.36 million and Ps. 0.02 million for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Agreement for Shared Corporate Services with IRSA and APSA

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations,

among others, was implemented on June 30, 2003 by the Company, APSA and IRSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separation of its assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Clarisa Diana Lifsic de Estol, a member of our Audit Committee, is responsible for the implementation of the agreement. The main duties for the projectfor implementation shall consist of (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the Agreement, and, in the event of discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each Party’s Boards of Directors and (c) assessing, on a permanent basis the, results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and APSA.

Our chairman is also chairman of IRSA and APSA and our vice-chairman is also vice-chairman of IRSA and APSA.

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Legal services

During the years ended June 30, 2004, 2003 and 2002, we paid the firm Zang, Bergel & Viñes a total amount of approximately Ps. 0.10 million, Ps. 0.14 million and Ps 0.30 million, respectively, for their legal services. Our First Vice Chairman Saúl Zang and our Director Salvador D. Bergel are partners of such firm.

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

In addition, as of November 30, 2004 Inversiones Financieras del Sur S.A. held 27.5% of our common shares. Assuming Inversiones Financieras del Sur S.A. exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Inversiones

Financieras del Sur S.A. would own 44.7% of our common shares. In the case all bondholders exercise their conversion rights and Inversiones Financieras del Sur S.A. exercise them as well, Inversiones Financieras del Sur S.A. would own 49.7% of our common stock.

Acquisition of IRSA Units

During November and December 2002, we purchased 49.7 million Convertible Notes and during July and November 2003, we purchased additional 0.25 million Convertible Notes. All of these notes were issued by IRSA. The notes, mature in 2007 and accrue interest semi-annualy at 8% interest rate.

IRSA’s Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant.

In May 2004 we decided to exercise our option to convert 5 million aggregate principal amount of IRSA´s Convertible Notes as part of our long term strategy, in order to revert the reduction of our ownership percentage, which was diluted by the conversion of notes and the exercise of warrants by third parties. As a result of this conversion, Cresud has received 9.2 million of IRSA common shares.

On September 30, 2004, Cresud exercised 5.0 million of its IRSA Warrants for 9,174,311 ordinary shares at a total cost of US$ 6 million. As of September 30, 2004, holders of Warrants issued by Cresud, had exercised 6.7 million warrants (of the 50.0 million issued originally) generating income of US$ 8.1 million for the Company.

Cresud exercised 5.0 million of IRSA warrants, paying a total amount of US$ 6.0 million for the shares purchased.

As of November 30, 2004 we owned 27.5% of IRSA´s common shares. Assuming we exercise our conversion rights of all our IRSA´s Convertible Notes and no exercise of such rights by any of other IRSA´s bondholders as of that date, we would own 59.5% of IRSA´s common shares. In the case all bondholders exercise their conversion rights and we exercise them as well, we would own 36.9% of IRSA´s common stock.

Assuming we exercise all of our IRSA´s warrants and no exercise of such rights by any other IRSA´s Bondholders as of November 30, 2004, we would own 47.3% or IRSA´s common shares. In the case all bondholders exercise their warrants and we exercise them as well, we would own 40.9% of IRSA´s common stock.

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

In the past, we paid dividends in cash with an average of Ps. 0.0488 per share. At our shareholders’ meeting held on October 23, 1998, our shareholders approved the distribution of 8.0 million treasury shares to be distributed pro rata among our shareholders indicated in the table below as cash dividends. As the result of the year ended June 30, 2002 was a Ps. 39.6 million loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

The shareholders meeting held on October 22, 2004 approved, the distribution of a cash dividend of Ps. 3.0 million, or Ps. 0.020 per share (0.20 per ADS), previous deduction of 5% of our legal reserve.

The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share of common stock each year since 1995. Amounts in Pesos are presented in historical Pesos as of the respective payment dates. See “Exchange Rates”.

Year declared	Total per share
(Pesos)
1995	—
1996	—
1997	—
1998	0.099
1999	0.092
2000	0.011
2001	0.030
2002	—
2003	0.012
2004	0.020

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Rates”. Although we hope to distribute cash dividends in the future, we cannot assure you that we will be able to do it.

B. SIGNIFICANT CHANGES

On August 25, 2004, a preliminary sales agreement was signed for the Ñacurutú farm, a 30,397-hectare property located in the departments of General Obligado and Vera in the Province of Santa Fe. The price will be approximately US$ 5.6 million. This sale will provide the Company with a profit of approximately US$ 2.65 million.

On October 22, 2004, at the Ordinary and Extraordinary Shareholder’s Meeting, the shareholders approved the distribution of cash dividends for a total amount of Ps. 3 million or Ps. 0.01983007 per common share of nominal value Ps. 1.00 each. The cash dividends were distributed from November 17, 2004.

As of December 20, 2004, 7,760,163 Convertible Notes were converted into 15,281,903 ordinary shares. During the same period, 6,714,134 warrants were exercised, resulting in the issuance of 13,221,989 ordinary shares. As of December 20, 2004 152,788,284 shares were outstanding.

ITEM 9. THE OFFER AND THE LISTING

A. INFORMATION ON THE LISTING OF OUR STOCK

The following summary provides information concerning our share capital and briefly describes all material provisions of our Bylaws and the Argentine Law of Corporations.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and NASDAQ.

Our authorized capital stock consists of 151,728,464 shares of common stock, Ps. 1.0 par value per share.

As of November 30, 2004, our outstanding capital stock consisted of 151,728,464 shares of common stock. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) we had 42,778,014 convertible Notes and 43,285,866 warrants outstanding.

The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and non assessable. As of November 30, 2004, there were approximately 700 holders of all of our common stock.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and Bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms a part, and the provisions of applicable Argentine law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “CRES”. Our shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960. The following table shows, for the calendar periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On November 30, 2004, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps. 4.35 per share.

	Share Price in Pesos
	High	Low
Fiscal Year
2004	4.51	2.23
2003	2.80	1.52
2002	2.35	0.64
2001	1.05	0.76
2000	1.14	0.81
1999	1.94	0.95

Fiscal Quarter
2004
4th quarter	3.62	2.48
3rd quarter	3.95	2.90
2nd quarter	4.51	2.65
1st quarter	2.79	2.23

2003
4th quarter	2.74	2.10
3rd quarter	2.80	1.75
2nd quarter	2.42	1.75
1st quarter	2.50	1.52

2002
4th quarter	2.35	1.88
3rd quarter	1.90	0.75
2nd quarter	0.89	0.64
1st quarter	1.02	0.90

2004
May	3.45	2.48
June	3.55	2.94
July	3.44	3.01
August	3.57	3.04
September	3.72	3.42
October	4.20	3.40
November	4.45	4.10

Source: Bloomberg.

Price history of our stock on Nasdaq National Market

Each of our american depositary shares represents 10 ordinary shares. Our American depositary shares are listed and traded on the Nasdaq National Market under the trading symbol “CRESY”. Our

ADSs began trading on the Nasdaq in March 1997 and were issued by the Bank of New York Inc., acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the Nasdaq. On November 30, 2004, the closing price for our ADSs on the Nasdaq was, approximately US$ 14.74 per ADS.

	U.S. dollars per ADS
	High	Low
Fiscal Year
2004	16.20	7.82
2003	10.00	4.10
2002	10.10	5.18
2001	10.50	7.50
2000	11.38	7.94
1999	17.79	10.00

Fiscal Quarter
2004
4th quarter	12.99	8.50
3rd quarter	13.67	9.61
2nd quarter	16.20	8.86
1st quarter	10.12	7.82

2003
4th quarter	10.00	6.80
3rd quarter	8.63	5.20
2nd quarter	6.25	4.60
1st quarter	6.70	4.10

2002
4th quarter	6.70	5.18
3rd quarter	6.95	5.75
2nd quarter	9.00	6.15
1st quarter	10.10	9.00

2004
May	12.14	8.50
June	12.25	9.55
July	11.95	9.90
August	11.97	9.90
September	12.54	11.05
October	14.38	11.21
November	15.30	13.25

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

The CNV is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The CNV supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“Merval”).

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

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

Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires has implemented stock-watch mechanisms.

The Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. The Merval guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from “Sistema Integral de Negociación Asistida por Computadora” work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry;

•	they are perfected through the preparation of order slips; and

•	the best-offer rule applies and as in the electronic system, it open out-cry the Merval settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 0.2 million for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 0.1 million for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores S.A. is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network;

•	trades are executed automatically; and

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the Merval guarantee.

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

Trades must be reported in real-time for their dissemination, registration and publication. Counterpart trades are settled by Merval, and may be channelled through the guaranteed or the non-guaranteed segment.

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

Certain information regarding the Bolsa de Comercio de Buenos Aires

	As of June 30,	As of December 31,
	2004	2003	2002	2001
Market capitalization (Ps. Billon)	556.3	542.4	348.0	192.5

Average daily trading volume (Ps. Million)	54.6	34.0	17.7	30.9

Number of listed companies	108	110	114	119

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2004, approximately 108 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2004, approximately 14.46% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, and a 38% increase through october 29, 2004 also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

Nasdaq National Market

Our ADSs are listed and traded in the Nasdaq National Market under the trading symbol “CRESY”.

D. SELLING SHAREHOLDERS

This section is not applicable.

E. DILUTION

This section is not applicable.

F. EXPENSES OF THE ISSUE

This section is not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our Common Stock

As of November 30, 2004, our authorized capital stock consisted of 151,728,464 shares of common stock, Ps. 1 par value per share. In addition, we have 42,778,014 registered units consisting of US$ 42.8 million of 8% Convertible Notes due November 2007 and 43,285,866 warrants to purchase shares of common stock.

In the event that all the bondholders were to convert their Convertible Notes and exercise their warrants, our share capital would increase from 151,728,464 shares as of November 30, 2004, to approximately 321,212,277 shares.

As of July 1, 2003, the number of outstanding, authorized and fully paid shares were 124,965,928 Ps. 1.00 face value each. As of June 30, 2004, such amounts totaled 150,772,819 shares of Ps. 1.00 face value each.

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

Rights, preferences and restrictions attaching to our shares

Dividend rights

The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if dividends result from realized and net earnings of the company pursuant to the annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of the Annual Ordinary Shareholders’ Meeting. That approval requires the affirmative vote of the majority of the shares present at the meeting with right to vote.

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

Procedure to change the rights of holders of our stock

The rights of holders of our stock are established in the Law of Corporations No. 19,550 and in our Bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the Bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the Bylaws should be approved by the shareholders of the company at an Extraordinary Shareholders’ Meeting.

On October 31, 2003 the Company resolved in the Ordinary and Extraordinary Annual Shareholders Meeting not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under section 1 of the Bylaws.

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

In order to attend a shareholders’ meeting, shareholders should deposit with the company the share certificate issued by the registrar agent, at least 3 business days prior to the date of the respective shareholders’ meeting. We will deliver the respective receipt which will be required for admission to the shareholders’ meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders’ Meetings’ Attendance Book.

The meetings shall be presided over by the Chairman of the Board of Directors.

The first call of the ordinary shareholders’ meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The first call of the extraordinary shareholders meeting requires the attendance of shareholders representing 60% of the shares with voting rights. In both cases, the second call does not require a minimum of shares with right to vote and resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations an ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, there are certain requirements to be fulfilled by foreign shareholders with the Inspección General de Justicia in order to assure that they will be able to properly exercise their voting rights.

Ownership threshold above which ownership should be disclosed

The CNV regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to be 5% or more of the voting power, must be immediately reported to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power must also be reported.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, must notify the CNV on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to be 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business.

D. EXCHANGE CONTROLS

Currency exchange regulation

All foreign currency exchange transactions must be carried out in the free exchange market, in which the BCRA participates by purchasing and selling foreign currency.

Import and export of capital

Import of capital

At present, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21.382, and Decree No. 1853/93, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

At present there are no restrictions on foreign investment in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

Therefore, no prior authorization is required for the purpose of purchasing securities of our Company.

See Item 3: “Key Information – B. Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the BCRA.

Since January 2, 2003, there has been a reduction in the restrictions imposed by the BCRA.

In accordance with BCRA communication “A” 3973 dated July 1, 2003, as amended by BCRA communication “A” 4142 dated May 18, 2004, the BCRA’s prior approval is no longer required for the following payments:

•	total or partial payment of principal debts in connection with financial loans, bonds and other securities the payment of which is owed to individuals or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt; and

•	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to individuals or entities that are not residents of Argentina, provided that the following conditions are met:

•	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with individuals or entities that are not residents of Argentina shall not be higher than the present value of the portion of the debt being cancelled; or

•	if the payment is made as part of a debt restructuring process with individuals or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the present value of the debt.

In addition, BCRA communication “A” 3843, as amended, and BCRA communication “A” 4142 state that prior authorization from the BCRA is no longer required for payment of accrued interest, at any time, to persons or entities that are not residents of Argentina.

Pursuant to BCRA communication “A” 3722, as amended, individuals and legal entities must obtain the BCRA’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina. BCRA communication “A” 3909 and BCRA communication “A” 4128, as amended by BCRA communication “A” 3944, states that this prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purpose of purchase of foreign currency as long as:

(i)	the purchases do not exceed an aggregate amount of US$ 2 million per month; or

(ii)	the amount in pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by that individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on deposits and withdrawals of bank accounts

BCRA communication “A” 3998, as amended by BCRA communication “A” 4066, states that in addition to the maximum amounts set forth in (i) and (ii) above, individuals and legal entities with residence in Argentina will not be required, up to June 30, 2004, to obtain the BCRA’s prior approval for the purpose of purchase of foreign currency, provided that:

(a)	the amounts are used before December 31, 2004 to cancel bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks or certain other;

(b)	foreign currency purchased pursuant to BCRA communication “A” 3998 and the related rules and BCRA communication “A” 3722 (as amended) may not exceed US$ 40 million per month; and

(c)	the aggregate of foreign currency purchased pursuant to BCRA communication “A” 3998 plus any foreign currency deposited in trusts pursuant to BCRA communication “A” 3872 (as amended) plus foreign currency purchased pursuant to specific BCRA authorizations, may not exceed 35% of the total outstanding principal debt subject to restructuring or the aggregate of unmatured or past-due interest and past-due principal subject to restructuring.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to the company’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the FACPCE.

Furthermore, payments abroad of profits and dividends can be freely made when such profits and dividends result from audited and closed financial statements.

Additionally, BCRA communication “A” 3999 allowed non-Argentine residents to access the foreign exchange market in order to purchase foreign currency for subsequent transfer to foreign bank accounts, as repatriation of portfolio investments in Argentina, in connection with payments of principal received in Argentina of foreign-currency denominated Government bonds.

It shall be noted that the BCRA issued such communications for the purpose of managing the value of the Argentine peso in relation to the U.S. Dollar. It cannot be anticipated whether the BCRA will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the BCRA will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred BCRA Communication restricting payments in foreign currency abroad may prevent us from meeting our liabilities abroad in foreign currency.

Additionally, while the foreign exchange system has become more flexible under current regulations, no assurance can be given that if the restructuring of the sovereign debt fails or the government fails to comply with the IMF agreement, future restriction will not increase or otherwise change the current foreign exchange system or that one or more of the transactions described in this annual report will not be adversely affected.

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

Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS’s are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17,5%.

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

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment No. 351/03 in which interprets that, as from the enactment of Law No. 25,556, the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or Offshore Taxable Entities are no longer in force because they have been implicitly abrogated. No assurance can be given on the applicable regime, as of today, no official interpretation of this judgment has been completed.

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

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets, and the absorption of such tax by the company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

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

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at an average rate of 3%, unless an exemption is applicable to them.

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

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS’s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of them. The use of Financial derivatives instruments is oriented to core business and are supervised by internal control policies.

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

Foreign Exchange Exposure

From April 1, 1991, until the beginning of 2002, Convertibility Law No. 23,928 was applicable to Argentina. This law established a fixed exchange rate, under which the BCRA was obliged to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level, during this period.

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

Derivative Financial Instruments

The use of derivative instruments is carefully oriented to core business. These instruments consist basically of crop futures contracts and put and call option contracts. Derivatives operations are supported by a conservative crtieria and internal control policies.

We usually cover up to 40% of our crop production in order to finance the operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price.

We have never kept a short position greater than our crop stock.

Sometimes we may keep an additional long position in derivatives in order to improve the use of land and capital allocation (i.e. the use of land for rent).

It is not our intention to be exposed in a long derivative position in excess of 50% of our real production.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparts to the agreements relating to our futures and options contracts consist of a number of major institutions with high credit ratings. We do not believe that there is a significant risk of nonperformance by these counterparts because we continually monitor the credit rating of such counterparts, and limit the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparts to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparts’ obligations under the contracts exceed our obligations to the counterparts.

At June 30, 2004, we had outstanding futures and options as follows:

Crop	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/04 (Ps.)	Market Value Loss (Gain) as of 06/30/04 (Ps.)
FUTURES
Purchase
Corn	400	8,226			(13,221)
Soybean	7,672	17,628			(782,409)

Sale
Soybean	5,200	102,830			588,035

OPTIONS
Call Buy
Corn	10,160		264,406	101,356	(163,050)
Soybean	1,500		26,442	11,018	(15,425)
Wheat	6,800		249,589	33,034	(216,555)

Call sale
Corn	10,160		(150,418)	(49,943)	100,474
Soybean	4,080		(76,345)	(40,008)	36,337

Put Sale
Corn	9,525		(130,000)	(154,237)	(24,237)
Soybean	3,520		(83,107)	(168,416)	(85,310)

Total	59,017	128,684	100,569	(267,197)	(575,361)

The deposits/cost on open futures and options as of June 30, 2004 were Ps.128,684, futures generated an unrealized loss of Ps. 207,595. The premiums paid for open options as of June 30, 2004 amounted to Ps. 100,569, the market value of such options was of Ps. (267,197). The options resulted in an unrealized loss of Ps. 367,766. The total unrealized loss on open futures and options was Ps. 575,361 as of June 30, 2004.

Set forth below is the information regarding changes in the fair market value of future and option contracts at June 30, 2004:

Fair market value of contracts outstanding at the beginning of the year	Ps.	389,772
Contracts realized or otherwise settled during the year		(389,772)
Fair value of contracts when entered into during the year		229,253
Other changes in fair value		(575,361)
Fair value of contracts outstanding at the end of the year(a)		(346,108)

(a)	As of June 30, 2004, the maturity dates of all futures and option contracts are less than one year.

The fair value of our futures and options contracts is determined calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We use valuation models only for internal analysis. Therefore, figures set forth in our tables reflect real market prices used for pricing portfolio.

We use the options operations to combine them with the futures operations, only as a means to reduce the exposure towards the increase of the prices, as the fact of being a producer implies the position of being bought, up to the moment that the grains are harvested and sold.

Futures and Options

Crop	Tons	Future Price (Ps.)	Total Amount (Ps.)	Strike Price (Ps.)	Premium Cost (Ps./Ton)	Hypothetical Market Value Increase (Ps.)	Unrealized Loss Earnings (Ps.)
Corn
Futures
Buy	400	300.41	120,164			294.09	(2,527)
Options
Call Buy	10,160			346.99	26.02	339.69	(264,406)
Call Sale	10,160			393.25	(14.80)	339.69	150,418
Put Sale	9,525			300.72	(13.65)	339.69	130,000

Soybean
Futures
Buy	7,672	810.36	6,217,064			779.21	(238,944)
Sale	5,200	680.12	(3,536,612)			623.74	293,177

Options
Call Buy	1,500			643.42	17.63	623.74	(26,442)
Call Sale	4,080			949.99	(18.71)	793.25	76,345
Put Sale	3,520			668.77	(23.61)	793.25	83,107

Wheat
Options
Call Buy	6,800			485.79	36.70	423.95	(249,589)

			2,800,616				(48,861)

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

However, IRSA´s subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, has not paid yet principal installments for a total of US$ 2.4 million, that were due between July 29, 2002 and October 29, 2003 and interest installments for a total amount of US$846,000, under the US$ 12.0 million loan. On December 16, 2004, Ritelco S.A., a wholly owned subsidiary of IRSA, acquired 100% of this debt paying a total amount of US$ 8.0 million.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE, CONTROLS AND PROCEDURES

As of the end of fiscal year 2004, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that materially affected, or is reasonably likely to materially affect our internal controls

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors had to appoint the members of the audit committee who had to hold expertise in corporate administration, finance and accounting.

Our Board of Directors decided to establish an Audit Committee which would focus on assisting the Board in exercising its duty to care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On May 27, 2004, the Board of Directors officially announced the formation and composition of the Audit Committee . The Board appointed Clarisa Diana Lifsic, Jorge Oscar Fernández and Gabriel Adolfo Gregorio Reznik as members of the Audit Committee. The board of directors named Jorge Oscar Fernández as audit committee financial expert in accordance with the rules adopted by the SEC.

B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is filed as Exhibit 11.1. If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in our next Forms 20-F to be filed to the SEC.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 0.27 million and Ps. 0.15 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 0.01 million and Ps. 0.18 million respectively, for professional services rendered by our principal accountants mainly including fees related to security issuances and accounting certifications.

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

This section is not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-170.

ITEM 19. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
3.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and Bylaws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.4***	Agreement for the exchange of Corporate Service

11.1	Code of Ethics of the Company

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the registrant

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548)
**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-3 (File No. 333-90476)
***	Incorporated herein by reference to the the registrant’s registration statement on Form 6-K (File No. 333-06548).

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By (Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina

September 7, 2004

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2004		2003
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 16.f))	Ps.	12,672,024	Ps.	16,995,803
Investments (Notes 4.b), 7, 16.c) and 16.f))		1,547,433		5,459,835
Trade accounts receivable, net (Notes 4.c), 7 and 16.f))		4,630,328		6,899,952
Other receivables (Notes 4.d), 7 and 16.f))		19,408,644		6,231,659
Inventories (Note 4.e))		34,840,259		22,841,977

		73,098,688		58,429,226

Non-Current Assets
Other receivables (Notes 4.d) and 7)		61,215		542,193
Inventories (Note 4.e))		44,740,030		37,796,987
Investments (Notes 4.b), 7 and 16.f))		396,661,291		341,481,798
Property and equipment, net (Note 16.a))		157,387,134		148,510,846
Intangible assets, net (Note 16.b))		—		369,637

Subtotal		598,849,670		528,701,461

Negative goodwill, net		(25,869,346)		(19,347,598)

Total Assets	Ps.	646,079,012	Ps.	567,783,089

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 16.f))	Ps.	11,186,462	Ps.	7,326,572
Short-term debt (Notes 4.g), 7 and 16.f))		8,090,261		1,425,499
Salaries and social security payable (Notes 4.h) and 7)		1,426,579		1,096,627
Taxes payable (Notes 4.i) and 7)		1,939,818		1,887,453
Other liabilities (Notes 4.j) and 7)		6,108,154		3,340,676

		28,751,274		15,076,827

Non-Current Liabilities
Long-term debt (Notes 4.g), 7 and 16.f))		125,880,874		137,951,054
Taxes payable (Notes 4.i) and 7)		26,213,217		22,749,374

		152,094,091		160,700,428

Total Liabilities		180,845,365		175,777,255

Minority interest		65,451		206,709

SHAREHOLDERS’ EQUITY		465,168,196		391,799,125

Total Liabilities and Shareholders’ Equity	Ps.	646,079,012	Ps.	567,783,089

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Sales
Crops	Ps.	26,921,690	Ps.	50,167,010	Ps.	47,196,604
Beef cattle		27,370,418		17,311,212		27,609,516
Milk		3,191,948		2,414,992		2,258,210
Others		4,786,930		2,056,625		3,189,850

Total sales		62,270,986		71,949,839		80,254,180

Cost of sales
Crops		(15,405,391)		(39,425,551)		(13,817,006)
Beef cattle		(21,140,135)		(8,746,014)		(22,778,110)
Milk		(1,307,963)		(1,483,172)		(3,561,830)
Others		(1,123,049)		(1,387,410)		(2,122,473)

Total cost of sales (Note 16.e))		(38,976,538)		(51,042,147)		(42,279,419)

Gross profit		23,294,448		20,907,692		37,974,761

Selling expenses (Note 16.g))		(4,903,065)		(6,045,309)		(10,248,016)
Administrative expenses (Note 16.g))		(5,298,032)		(4,309,119)		(8,368,493)
Net gain on the sale of farms		1,668,751		4,869,484		16,573,853
Inventory holding gain (loss)		2,230,329		12,224,813		(19,603,010)

Operating income		16,992,431		27,647,561		16,329,095

Financial results, net: (Note 4.k))
Financial income (expense) generated by assets		19,940,562		(51,269,561)		(15,301,181)
Financial (expense) income generated by liabilities		(19,735,014)		40,329,234		16,807,986

Total financial results, net		205,548		(10,940,327)		1,506,805

Equity gain (loss) from related companies		27,071,225		68,008,820		(41,217,930)

Other (expense) income, net:
Gain on sale of other property and equipment		268,632		32,734		30,422
Others		(36,977)		(124,622)		134,651
Donations		(706,200)		(2,000,000)		—

Total other (expense) income, net		(474,545)		(2,091,888)		165,073

Management fee		(3,567,003)		(7,224,996)		—

Income (loss) before income tax and minority interest		40,227,656		75,399,170		(23,216,957)

Income tax expense		(8,265,895)		(10,598,255)		(18,824,012)
Minority interest		141,261		224,046		348,884

Net income (loss) for the year	Ps.	32,103,022	Ps.	65,024,961	Ps.	(41,692,085)

Earnings per share (Notes 3.s) and 13):
Basic net income (loss) per common share	Ps.	0.23	Ps.	0.54	Ps.	(0.35)
Diluted net income (loss) per common share		0.13		0.19		(0.35)

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 5)		Treasury stock		Inflation adjustment of common stock and treasury stock		Additional paid-in-capital		Total		Legal reserve		(Accumulated deficit) / Retained earnings		Total
Balances as of June 30, 2001	Ps	. 119,669,749	Ps	. 4,614,643	Ps	. 166,218,124	Ps	. 89,784,877	Ps	. 380,287,393	Ps	. 5,412,078	Ps	. (14,005,923)	Ps	. 371,693,548

Appropriation of earnings resolved by the shareholders’ meeting held on October 19, 2001:
-Legal reserve		—		—		—		—		—		421,085		(421,085)		—
-Cash dividends (Ps. 0.06 per share)		—		—		—		—		—		—		(8,000,584)		(8,000,584)
Subscription of treasury stock		2,353		(2,353)		—		—		—		—		3,916		3,916
Exercise of stock options		480,000		(480,000)		—		—		—		—		612,323		612,323
Net loss for the year		—		—		—		—		—		—		(41,692,085)		(41,692,085)

Balances as of June 30, 2002	Ps	. 120,152,102	Ps	. 4,132,290	Ps	. 166,218,124	Ps	. 89,784,877	Ps	. 380,287,393	Ps	. 5,833,163	Ps	. (63,503,438)	Ps	. 322,617,118

Exercise of stock options		3,559,853		(3,559,853)		—		—		—		—		3,564,008		3,564,008
Conversion of notes into common stock		386,140		—		—		206,898		593,038		—		—		593,038
Net income for the year		—		—		—		—		—		—		65,024,961		65,024,961

Balances as of June 30, 2003	Ps	124,098,095	Ps	572,437	Ps	166,218,124	Ps	89,991,775	Ps	380,880,431	Ps	5,833,163	Ps	5,085,531	Ps	391,799,125

Exercise of stock options		332,437		(332,437)		—		—		—		—		332,437		332,437
Conversion of notes into common stock		13,136,577		—		—		6,228,397		19,364,974		—		—		19,364,974
Exercise of warrants		12,965,710		—		—		10,102,928		23,068,638		—		—		23,068,638
Appropriation of profits resolved by the shareholders’ meeting held on October 31, 2003:
- Legal reserve		—		—		—		—		—		254,277		(254,277)		—
- Cash dividends (Ps. 0.01 per share)		—		—		—		—		—		—		(1,500,000)		(1,500,000)
Net income for the year		—		—		—		—		—		—		32,103,022		32,103,022

Balances as of June 30, 2004	Ps	150,532,819		240,000		166,218,124		106,323,100		423,314,043		6,087,440		35,766,713		465,168,196

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Cash flows from operating activities:
Net income (loss) for the year	Ps.	32,103,022	Ps.	65,024,961	Ps.	(41,692,085)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Income tax expense		8,265,895		10,598,255		18,824,012
Depreciation		3,221,419		3,081,851		3,501,449
Amortization of intangible assets		369,637		472,016		470,122
Minority interest		(141,261)		(224,046)		(348,884)
Equity (gain) loss from related companies		(27,071,225)		(68,008,820)		41,217,930
Unrealized gain on equity investments		—		—		(63,931)
Inventory holding (gain) loss		(2,230,329)		(12,224,813)		19,603,010
Gain on the sale of farms		(1,668,751)		(4,869,484)		(16,573,853)
Gain on sale and withdrawal from business of other property and equipment		(268,632)		(32,734)		(30,422)
Accrual for management fees		1,537,173		3,204,773		—
Allowance for doubtful accounts and accrued expenses		6,634,767		5,728,774		260,946
Financial results		(10,246,273)		(9,513,301)		(4,687,087)
Changes in operating assets and liabilities:
Decrease in current investments		11,551,129		5,701,035		8,803,665
Decrease (increase) in trade accounts receivable		2,269,624		10,158,710		(9,272,618)
(Increase) decrease in other receivables		(13,724,244)		655,669		1,977,516
(Increase) decrease in inventory		(17,092,786)		18,992,074		(3,697,701)
Increase (decrease) in trade accounts payable		1,490,419		(7,996,890)		(1,584,162)
(Decrease) increase in salaries and social security payable and taxes payable		(4,436,890)		(10,845,802)		1,457,081
Increase in interest payable		10,589,741		8,399,579		3,640,890
Dividends collected		1,549,938		1,478,533		1,708,820
(Decrease) increase in other liabilities		(3,034,991)		(8,350,867)		4,342,723

Net cash (used in) provided by operating activities		(332,618)		11,429,473		27,857,421

Cash flows from investing activities:
Net proceeds from sale of other property and equipment		—		736,979		322,060
Net proceeds from sale of farms		4,801,457		12,013,619		55,489,538
Collection of secured receivables from sale of farms		1,008,000		2,543,257		776,176
Acquisition of farms and other property and equipment		(14,579,991)		(30,998,217)		(933,548)
Acquisition of convertible notes		(1,199,671)		(176,627,072)		—
Acquisition of investments		(14,564,425)		(8,151,725)		(21,863,150)

Net cash (used in) provided by investing activities		(24,534,630)		(200,483,159)		33,791,076

Cash flows from financing activities:
Exercise of warrants		23,068,638		—		—
Capital contributions from minority interests in controlled subsidiaries		—		—		245,939
Cash dividends paid		(1,500,000)		—		(8,000,584)
Proceeds from the exercise of stock options and subscription of treasury shares		332,437		3,564,008		616,239
Proceeds from short-term and long-term debt		6,757,677		177,457,104		39,324,931
Payments of short-term debt		(10,682,655)		(13,659,222)		(53,730,431)
Debt issuance costs		(1,305,850)		(1,717,514)		—

Net cash provided by (used in) financing activities		16,670,247		165,644,376		(21,543,906)

Net (decrease) increase in cash and cash equivalents		(8,197,001)		(23,409,310)		40,104,591
Cash and cash equivalents as of the beginning of the year		20,930,228		44,339,538		4,234,947

Cash and cash equivalents as of year-end	Ps.	12,733,227	Ps.	20,930,228	Ps.	44,339,538

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	10,684,927	Ps.	5,539,589	Ps.	2,872,988
Income tax	Ps.	1,240,371	Ps.	8,859,039	Ps.	175,335
Non-cash transactions:
Inventory transferred to property and equipment	Ps.	381,790	Ps.	210,551	Ps.	513,692
Conversion of notes into common shares	Ps.	19,364,974	Ps.	593,038	Ps.	—
Property and equipment donations	Ps.	—	Ps.	—	Ps.	2,374
Increase in related companies by decrease in permanent investments	Ps.	14,769,667	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company is involved in various operations and activities including crop production, cattle rising and fattening, milk production and certain forestry activities. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

2.	Preparation of financial statements

a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

As discussed in Notes 2.c) and 3.k), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

b)	Basis of consolidation

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

A description of the subsidiaries over which Cresud has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Inversiones Ganaderas S.A	99.99%	99.99%	99.99%
Futuros y Opciones.Com S.A.	70.00%	70.00%	70.00%

(i)	Percentage of equity interest owned has been rounded.

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

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

c)	Presentation of financial statements in constant Argentine Pesos (continued)

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

d)	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

e)	Acquisitions

Year ended June 30, 2003

On April 30, 2003 the Company acquired El Tigre farm, covering 8,360 hectares, in the district of Trenel, Province of La Pampa, for a total consideration of US$ 9.3 million.

f)	Dispositions

Year ended June 30, 2004

On July 29, 2003, the Company sold three properties located in La Paz, Province of Catamarca, covering 5,997 hectares, for a total consideration of US$ 0.4 million generating a gain of Ps. 0.6 million.

On November 26, 2003 the Company sold “El 41 y El 42” farm covering 6,478 hectares, located in the Department of Tapenagá, Province of Chaco, for a total consideration of US$ 1.0 million, resulting in a gain of Ps. 1.1 million.

On June 30, 2004 a preliminary purchase and sale agreement was signed for the farm “San Enrique”, covering 977 hectares, located in the Department of General López, Province of Santa Fe, for a total consideration of US$ 5 million. The Company did not recognize revenue related to this transaction during fiscal year 2004. This sale will generate a profit of approximately US$ 4.3 million, once consummated.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

f)	Dispositions (continued)

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

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Significant estimates include but is not limited to those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions (“RT”) N° 16, “Framework for the Preparation and Presentation of Financial Statements”; RT N° 17, “Overall Considerations for the Preparation of Financial Statements”; RT 18, “Specific Considerations for the Preparation of Financial Statements”; RT N° 19, “Amendments to Technical Resolutions No 4, 5, 6, 8, 9, 11 and 14”; and RT N° 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesionales en Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for Technical Resolution N° 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

a)	Revenue recognition

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle and to a lesser extent, from the sale of charcoal and fence posts and leases. Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies

d)	Financial receivables and payables

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

Negative goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in IRSA (Negative goodwill). Goodwill and negative goodwill are stated at cost adjusted for inflation (as described in Note 2.c)) less accumulated amortization. Goodwill is being amortized under the straight-line method over 5 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 20 years. As required by new accounting standards, goodwill and negative goodwill are shown in a separately caption in the accompanying consolidated balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

g)	Inventories

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

h)	Property and equipment

Property and equipment are stated at cost, adjusted for the inflation (as described in Note 2.c)), less accumulated depreciation.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
Buildings and constructions	50
Alfalfa fields and meadow	Between 2 and 8
Vehicles	5
Machinery	10
Furniture and equipment	10
Others	Between 4 and 10

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

Other intangible assets are stated at cost, adjusted for inflation (as described in Note 2.c)), and are being amortized over 3 years on a straight-line basis.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

j)	Foreign currency assets and liabilities

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

The Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

m)	Provisions for contingencies

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

q)	Commodity contracts

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

The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2004, 2003 and 2002 were Ps. 0.06 million, Ps. 0.08 million and Ps. 0.03 million, respectively.

s)	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding stock options, warrants and convertible debt in calculating diluted EPS.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts:

a)	Cash and banks

	As of June 30,
	2004		2003
Cash	Ps.	122,226	Ps.	3,283,821
Cash in banks		12,100,915		13,270,718
Collections to be deposited		448,883		441,264

	Ps.	12,672,024	Ps.	16,995,803

b)	Investments

	As of June 30,
	2004		2003
Current
Mutual funds	Ps.	61,203	Ps.	3,934,425
Interest of IRSA Convertible Notes		1,388,504		1,422,315
Government bonds		97,726		103,095

	Ps.	1,547,433	Ps.	5,459,835

Non-Current
Equity investments (i)	Ps.	263,698,683	Ps.	202,321,555
IRSA Convertible Notes (ii)		132,941,891		139,139,526
Others		20,717		20,717

	Ps.	396,661,291	Ps.	341,481,798

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts (continued)

b)	Investments (continued)

(i) As of June 30, 2004, the Company had a 35.7%, 50.0% and 25.4% equity interest in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA Inversiones y Representaciones S.A. (“IRSA”) amounting to Ps. 16,417,046, Ps. 3,279,115, Ps. 244,002,522, respectively. Effective March 31, 2002, as a result of a change in the Company’s strategy to hold IRSA´s shares (representing a 19.85 % of ownership interest) as permanent investments, the Company changed the accounting method for its investment in IRSA’s shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 15.4 million, representing the excess of equity value over market value at that date. During the year ended June 30, 2004 the Company acquired an additional 2.8% equity interest in IRSA for a total consideration of Ps. 29.3 million, (including the conversion option of US$ 5,000,000 of “IRSA Convertible Notes” into 9,174,311 common shares for Ps. 14.8 million (as described in Note 4 b) (ii))), resulting in an increase in negative goodwill for a total consideration of Ps. 5.8 million. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Net book value of negative goodwill amounts to Ps. 26.5 million and Ps. 20.7 million as of June 30, 2004 and 2003, respectively.

(ii) In November 2002, IRSA issued US$ 100 million of 8% convertible notes due 2007 with non-detachable warrants to acquire additional shares of common stock (“IRSA Convertible Notes”). During November and December of 2002, the Company acquired US$ 49,692,688 of IRSA convertible notes and during July and November 2003 the Company acquired US$ 250,500 of IRSA Convertible Notes. In accordance with the terms and conditions of the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. As a result of the distribution of treasury shares approved by IRSA’s shareholders in November 2002, effective December 20, 2002 the conversion price was decreased to US$ 0.54505 and the warrants exercise price was decreased to US$ 0.65406.

c)	Trade accounts receivable, net

	As of June 30,
	2004		2003
Trade accounts receivable	Ps.	4,851,451	Ps.	7,365,368
Related parties (Note 8)		190,944		13,709
Less:
Allowance for doubtful accounts (Note 16.d))		(412,067)		(479,125)

	Ps.	4,630,328	Ps.	6,899,952

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts (continued)
d)	Other receivables

	As of June 30,
	2004		2003
Current
Receivables from the sale of farms (i)	Ps.	1,033,997	Ps.	531,602
Asset tax credit (ii)		7,578,689		201,559
Margin deposits receivable from brokers		146,483		78,570
Premiums collected/paid in connection with derivative instruments		(265,378)		326,409
Other deposits		2,307,893		277,048
Prepaid leases		4,465,136		1,894,560
Related parties (Note 8)		1,347,038		1,334,692
Prepaid expenses, excluding leases		897,192		864,244
Others		1,897,594		722,975

	Ps.	19,408,644	Ps.	6,231,659

Non-Current
Receivables from the sale of farms	Ps.	—	Ps.	504,192
Asset tax credit (ii)		56,450		26,574
Other		4,765		11,427

	Ps.	61,215	Ps.	542,193

(i)	At June 30, 2004, receivables from the sale of farms include US$ 0.3 million from the sale of the Tourné farm, which accrues interest at an annual fixed rate of 8% and is being collected in four equal annual installments commencing January 15, 2002. The Company agreed with the purchaser the payment in installments. As guarantee for the payment, the Company and the purchasers signed a mortgage affecting these newly sold properties stating that any termination of payment would imply the Company taking over on the properties.
(ii)	The Company recorded the asset tax as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts (continued)

e)	Inventories

	As of June 30,
	2004		2003
Current
Livestock	Ps.	18,829,580	Ps.	13,116,997
Crops		8,639,910		6,301,776
Unharvested crops		1,603,897		1,112,230
Seeds and fodder		241,516		171,486
Materials and others		4,085,023		1,501,686
Advances to suppliers		1,440,333		637,802

	Ps.	34,840,259	Ps.	22,841,977

Non-Current
Livestock	Ps.	44,740,030	Ps.	37,796,987

	Ps.	44,740,030	Ps.	37,796,987

f) Trade accounts payable

	As of June 30,
	2004		2003
Suppliers	Ps.	5,760,856	Ps.	4,195,988
Related parties (Note 8)		3,067,075		1,811,473
Accruals		2,358,531		1,319,111

	Ps.	11,186,462	Ps.	7,326,572

g) Short-term and long-term debt

	As of June 30,
	2004		2003
Short-term debt:
Local financial loans (i)	Ps.	6,757,677	Ps.	—
Accrued interest on Convertible Notes (ii)		1,332,584		1,425,499

	Ps.	8,090,261	Ps.	1,425,499

	As of June 30,
	2004		2003
Long-term debt:
Convertible Notes (ii)	Ps.	127,587,867	Ps.	139,450,965
Deferred financing costs		(1,706,993)		(1,499,911)

	Ps.	125,880,874	Ps.	137,951,054

(i)	At June 30, 2004, the outstanding balance of local financial loans represents bank-overdrafts.
(ii)	See Note 10 for details.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts (continued)

h)	Salaries and social security payable

	As of June 30,
	2004		2003
Social security payable	Ps.	189,067	Ps.	139,607
Salaries payable		192,632		94,607
Provision for vacation and bonuses		1,031,906		859,519
Other		12,974		2,894

	Ps.	1,426,579	Ps.	1,096,627

i) Taxes payable

	As of June 30,
	2004		2003
Current
Income tax	Ps.	1,610,401	Ps.	1,634,978
Asset tax payable, net		24,135		(124,503)
Value added tax		—		45,164
Property tax payable		103,284		179,614
Gross sales tax payable		10,578		(48,573)
Income tax withholdings		188,125		45,494
Personal assets tax		—		148,824
Other		3,295		6,455

	Ps.	1,939,818	Ps.	1,887,453

Non-Current
Deferred income taxes (Note 12)		26,213,217		22,749,374

	Ps.	26,213,217	Ps.	22,749,374

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts (continued)

j)	Other liabilities

	As of June 30,
	2004		2003
Current
Advance to customers	Ps.	4,432,500	Ps.	—
Management fee payable (Note 8)		1,537,173		3,204,773
Others		138,481		135,903

	Ps.	6,108,154	Ps.	3,340,676

k)	Financial results, net

	As of June 30,
	2004		2003		2002
Generated by assets:
Exchange income (loss), discounts and bank expenses	Ps.	9,650,353	Ps.	(54,222,792)	Ps.	6,617,504
Interest income		242,505		886,510		2,186,717
Allowance for doubtful accounts		67,058		(50,000)		(260,946)
CER on receivable balances		(302,116)		507,772		739,856
Tax on bank debits and credits		(1,242,966)		(904,829)		(868,392)
Holding results from secured receivables and other		—		(2,640,590)		(3,414,145)
Loss on exposure to inflation		—		(2,092,148)		(8,146,264)
Interest income on IRSA Convertible Notes		11,517,318		7,080,857		—
Unrealized and realized holding gain (loss) on current investments		8,410		165,659		(12,155,511)

	Ps.	19,940,562	Ps.	(51,269,561)	Ps.	(15,301,181)

Generated by liabilities:
Holding results	Ps.	—	Ps.	1,286,969	Ps.	13,725,917
Gain on exposure to inflation		—		4,698,515		13,026,051
Interest expense on Convertible Notes		(10,589,742)		(6,965,029)		—
Related parties (Note 8)		—		—		(460,695)
Others		(1,108,573)		(1,276,683)		(2,149,416)
CER on liabilities		—		(531,789)		(1,772,124)
Interest expense		(5,144)		(11,175)		(804)
Exchange (loss) income and discounts		(8,031,555)		43,128,426		(5,560,943)

	Ps.	(19,735,014)	Ps.	40,329,234	Ps.	16,807,986

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a)	Common stock

As of June 30, 2004, the Company had 150,532,819 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date
Balances as of June 30, 2001	119,669,749	Ps.	119,669,749	Ps.	89,784,877
Subscription of treasury stock	2,353		2,353		—	Ordinary and Extraordinary Shareholders’ Meeting	March 8, 2002
Exercise of stock options	480,000		480,000		—	Ordinary and Extraordinary Shareholders’ Meeting and Board of Directors	March 8, 2002 and February 12, 2002, respectively

Balance as of June 30, 2002	120,152,102		120,152,102		89,784,877

Exercise of stock options	3,559,853		3,559,853		—
Conversion of Convertible Notes into common shares	386,140		386,140		206,898

Balances as of June 30, 2003	124,098,095		124,098,095		89,991,775

Exercise of stock options	332,437		332,437		—
Exercise of warrants	12,965,710		12,965,710		10,102,928
Conversion of Convertible Notes into common shares	13,136,577		13,136,577		6,228,397

Balance as of June 30, 2004	150,532,819	Ps.	150,532,819	Ps.	106,323,100

b)	Treasury stock

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock is undervalued in the marketplace.

At June 30, 2001 treasury shares totaled 4,614,643. The Company recorded the acquisitions of treasury shares as a reduction in retained earnings. In January 2002, the shareholders exercised their pre-emptive rights and acquired 2,353 shares of treasury stock at a price of Ps. 1 per share. As discussed in Note 9, the shareholders approved a stock option plan relating to the remaining 4,612,290 treasury shares. During fiscal years 2002, 2003 and 2004, beneficiaries of the stock option plan exercised their rights and subscribed 480,000, 3,559,853 and 332,437 shares, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity (continued)

c)	Inflation adjustment of common stock

As discussed in Note 2.c), the Company’s financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Argentine peso in the historical financial statements until February 28, 2003. Accordingly, the inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

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

6.	Commodities futures and option contracts

The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3, derivates financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

As of June 30, 2004 and 2003, the Company had open commodity futures contracts amounting to US$ 1.0 million and US$ (0.05) million, respectively. At June 30, 2004 and 2003, these contracts covered a notional volume of 13,272 and 3,000 tons, respectively, of various crops, including soybean, wheat and corn. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2004 and 2003, the Company had open call and put options that strike at weighted average prices per ton of US$ 155.4 and US$ 157.9 covering notional amounts of 45,745 and 66,470 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2004 mature at various dates, through December 2004. The Company recognized net gains from commodity-based contract activity of Ps. 0.05 million, Ps. 0.3 million and Ps. 3.9 million for the years ended June 30, 2004, 2003 and 2002, respectively. The Company recognizes such gains as subtractions to cost of sales.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Commodities futures and option contracts (continued)

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

7.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2004 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	1,388,504	Ps.	—	Ps.	—	Ps.	132,941,891	Ps.	—	Ps.	179,646	Ps.	134,510,041
Trade accounts receivables, net		4,465,509		—		—		—		—		—		164,819		4,630,328
Other receivables		3,266,874		28,575		1,035,689		307,543		21,919		—		14,809,259		19,469,859

	Ps.	7,732,383	Ps.	1,417,079	Ps.	1,035,689	Ps.	307,543	Ps.	132,963,810	Ps.	—	Ps.	15,153,724	Ps.	158,610,228

Liabilities
Trade accounts payable	Ps.	11,152,701	Ps.	3,471	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	30,290	Ps.	11,186,462
Short-term and long-term debt		6,757,677		1,332,584		—		—		125,880,874		—		—		133,971,135
Salaries and social security payable		1,395,974		30,605		—		—		—		—		—		1,426,579
Taxes payable		305,282		1,634,536		—				—				26,213,217		28,153,035
Other liabilities		1,541,458		—		—		4,432,500		—		—		134,196		6,108,154

	Ps.	21,153,092	Ps.	3,001,196	Ps.	—	Ps.	4,432,500	Ps.	125,880,874	Ps.	—	Ps.	26,377,703	Ps.	180,845,365

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	—	Ps.	132,941,891	Ps.	158,929	Ps.	—	Ps.	1,388,504	Ps.	20,717	Ps.	134,510,041
Trade accounts receivable, net		—		—		—		—		4,630,328		—		4,630,328
Other receivables		3,535,277		—		2,307,893		—		13,565,474		61,215		19,469,859

	Ps.	3,535,277	Ps.	132,941,891	Ps.	2,466,822	Ps.	—	Ps.	19,584,306	Ps.	81,932	Ps.	158,610,228

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,186,462	Ps.	—	Ps.	11,186,462
Short-term and long-term debt		6,757,677		125,880,874		—		—		1,332,584		—		133,971,135
Salaries and social security payable		—		—		—		—		1,426,579		—		1,426,579
Taxes payable		—		—		—		—		1,939,818		26,213,217		28,153,035
Other liabilities		2,196,666		—		—		—		3,911,488		—		6,108,154

	Ps.	8,954,343	Ps.	125,880,874	Ps.	—	Ps.	—	Ps.	19,796,931	Ps.	26,213,217	Ps.	180,845,365

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Balances and transactions with related parties

In November 1994, the Company entered into an agreement (the “Consulting Agreement”) with Dolphin Fund Management S.A., pursuant to which Dolphin Fund Management S.A provides agricultural advisory services and certain other administration services. A shareholder and director of the Company is the President of the Board of Directors of Dolphin Fund Management S.A. In addition, certain executives, employees, shareholders and/or directors of Dolphin Fund Management S.A are also executives, employees, shareholders and or directors of the Company. The Consulting Agreement has no preestablished expiration date; however, either party upon not less than 60 days written notice may terminate it. Nevertheless, if the Company terminates the agreement without cause, the Company is liable to Dolphin Fund Management S.A for twice the average of the fees paid to Dolphin Fund Management S.A for the two fiscal years preceding the termination.

As of November 25, 2003 Dolphin Fund Management S.A. has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. As a consequence of the spin off, the Consulting Agreement has been assigned to Consultores Asset Management S.A. In respect of Consultores Asset Management S.A., A shareholder and director of the Company is the owner of 85% of its capital stock, while Cresud’s First vice Chairman of the Board holds the other 15% of the capital stock.

Pursuant to the terms of the Consulting Agreement, Consultores Asset Management S.A. provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. The Company pays Consultores Asset Management S.A. an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 3.6 million, Ps. 7.2 million and Ps. nil for the years ended June 30, 2004, 2003 and 2002, respectively. Fees are fully paid subsequent to year-end.

During the years ended June 30, 2004 and 2003 the Company invested in shares and convertible notes of IRSA. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Certain shareholders and/or directors of the Company are also directors as well as shareholders of IRSA.

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2004, 2003 and 2002 IRSA and its subsidiaries provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 0.4, Ps. 0.4 million and Ps. 0.1 million, respectively. In the same way, the Company provided corporate services to IRSA and its subsidiaries for Ps. 0.2 during the fiscal year 2004.

Since November 2001, the Company leased office space under a cancelable operating lease from IRSA and its subsidiaries. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2004, 2003 and 2002 amounted to Ps. 0.07 million, Ps. 0.03 million and Ps. 0.17 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization of which a shareholder and director of the Company is a director and his wife is the President. The Company paid Ps. 1,130,150, Ps. 361,650 and Ps. 16,848 during the years ended June 30, 2004, 2003 and 2002, respectively. In addition, at June 30, 2004 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1,177,988, which is included within “trade accounts payable”.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Balances and transactions with related parties (continued)

During the years ended June 30, 2004, 2003 and 2002, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.1 million, Ps. 0.1 million and Ps. 0.3 million, respectively. Certain directors of the Company are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) subscribed US$ 22.6 million of the Company’s Convertible Notes. IFISA is a Uruguayan holding company, which holds approximately 28.9% of the common stock at June 30, 2004, and for which a shareholder and director of the Company may be deemed beneficial owner by virtue of his voting power.

Assuming IFISA exercises its conversion rights of all of the Convertible Notes and warrants of the Company and no exercise of such rights by any of the other bondholders, IFISA would own 56.2 % of the common shares of the Company. In the case all bondholders exercise their conversion rights and warrants and IFISA exercises them as well, IFISA would own 42.9 % of the common stock of the Company.

9.	Stock option plan

On November 19, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) covering 4,614,643 shares. The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among certain executives members of the management of the Company (the “Initial Beneficiaries”). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company’s employees or executive officers. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Stock option plan (continued)

On December 30, 2002, the Company entered into a stock option agreement pursuant to which the remaining one third of the options, to acquire 1,538,853 shares, were allocated among certain of the Company’s executive officers. These options were granted at the same conditions as mentioned above.

During fiscal years 2003 and 2004 the beneficiaries acquired 3,559,853 and 332,437 shares for a total consideration of Ps. 3.6 million and Ps. 0.3 respectively. At June 30, 2004 treasury stock, representing exercisable options, is comprised of 240,000 shares.

10.	Issuance of Convertible Notes

In October, 2002, the Company issued US$ 50 million of 8% convertible notes due 2007 (“Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 50 million in cash. In accordance with the agreement, the Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.5078, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.6093 per share. The exercise price of the Warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the Convertible Notes were partially used to the subscription of IRSA Convertible Notes (See Note 4.b) (ii)).

The shareholders approved the issuance of the Company’s Convertible Notes on March 8, 2002. The CNV and the Buenos Aires Stock Exchange approved the issuance on October 1, 2002.

From February 2003 through June 2003, holders of approximately US$ 0.2 million of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 386,140 shares of common stock. During the fiscal year 2004, holders of approximately US$ 6.7 million of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 13,136,577 additional shares of common stock. In addition, 6,583,985 of warrants were exercised during the fiscal year 2004, resulting in the issuance of 12,965,710 common shares, for a total consideration of Ps. 23.1 million. At June 30, 2004 the outstanding balance of the Company’s Convertible Notes amounted to US$ 43.1 million.

11.	Segment information

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

The Company conducts business in four business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers. The Beef Cattle segment consists of the raising and fattening of beef cattle from its own stock and the acquisition and fattening of beef cattle for sale to meat processors. The Company only sells live beef cattle and the Company is not engaged in any slaughtering activities. The Milk segment consists of the production of milk for sale to dairy companies. Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. The Company evaluates the performance of its business segments based on gross profit less selling expenses. Accounting policies of the four reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. The Company’s principal operations and markets are located in Argentina, the country of domicile. See Note 15.II.d), for a discussion of significant customers. Financial information for each segment follows:

Year ended June 30, 2004:

	Crops		Beef Cattle		Milk		Others (i)		Total
Sales.	Ps.	26,921,690	Ps.	27,370,418	Ps.	3,191,948	Ps.	4,786,930	Ps.	62,270,986
Cost of sales		(15,405,391)		(21,140,135)		(1,307,963)		(1,123,049)		(38,976,538)
Inventory holding gain		—		1,842,021		388,308		—		2,230,329
Selling expenses		(2,892,622)		(1,256,640)		—		(753,803)		(4,903,065)
Segment gain		8,623,677		6,815,664		2,272,293		2,910,078		20,621,712

Depreciation		(1,508,431)		(1,020,808)		(178,341)		(513,839)		(3,221,419)

Operating assets (ii)		105,450,881		127,083,455		8,584,104		28,757,975		269,876,415
Non operating assets (ii)										376,202,597
Total assets										646,079,012

Year ended June 30, 2003:

Sales.	Ps.	50,167,010	Ps.	17,311,212	Ps.	2,414,992	Ps.	2,056,625	Ps.	71,949,839
Cost of sales		(39,425,551)		(8,746,014)		(1,483,172)		(1,387,410)		(51,042,147)
Inventory holding gain		—		11,240,614		984,199		—		12,224,813
Selling expenses		(4,417,099)		(1,234,975)		(13,313)		(379,922)		(6,045,309)
Segment gain		6,324,360		18,570,837		1,902,706		289,293		27,087,196

Depreciation		(1,373,437)		(1,266,970)		(186,021)		(255,423)		(3,081,851)

Operating assets (ii)		87,229,900		137,093,488		9,352,966		5,460,091		239,136,445
Non operating assets (ii)										328,646,644
Total assets										567,783,089

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Segment information (continued)

Year ended June 30, 2002:

	Crops	Beef Cattle	Milk	Others (i)	Total
Sales	Ps.47,196,604	Ps.27,609,516	Ps.2,258,210	Ps.3,189,850	Ps.80,254,180
Cost of sales	(13,817,006)	(22,778,110)	(3,561,830)	(2,122,473)	(42,279,419)
Inventory holding gain (loss)	754,325	(18,201,807)	(2,090,656)	(64,872)	(19,603,010)
Selling expenses	(7,442,039)	(1,811,262)	(9,994)	(984,721)	(10,248,016)
Segment gain (loss)	26,691,884	(15,181,663)	(3,404,270)	17,784	8,123,735

Depreciation	(1,488,188)	(1,442,665)	(300,806)	(269,790)	(3,501,449)

Operating assets (ii)	80,191,037	118,051,928	12,956,560	5,530,319	216,729,844
Non operating assets (ii)					163,148,571
Total assets					379,878,415

(i)	Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts and leases. For the years ended June 30, 2004, 2003 and 2002, others also include certain developing stage activities primarily consisting of the Company’s online investment initiatives related to www.fyo.com web site.
(ii)	Identifiable operating assets represent assets on hand at year-end which are allocable to a particular segment either by their direct use or by allocation when used jointly by two or more segments. General corporate assets, included as non-operating assets, consist principally of cash and cash equivalents, temporary investments, certain other receivables and property and equipment used in general corporate business.

12.	Income tax

As described in Note 3.k) the Company accounts for income tax using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2004, 2003 and 2002 consists of the following:

	2004		2003		2002
Current income tax expense	Ps.	4,802,052	Ps.	6,575,567	Ps.	8,513,728
Deferred income tax expense		3,463,843		4,022,688		10,310,284

Income tax expense	Ps.	8,265,895	Ps.	10,598,255	Ps.	18,824,012

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12.	Income tax (continued)

Income tax expense for the years ended June 30, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	2004		2003		2002
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	14,079,680	Ps.	26,389,710	Ps.	(8,125,935)
Donations		(30,674)		573,423		15,853
Inflation adjustment		(6,987,075)		(18,300,166)		28,688,009
Gain (loss) from related companies		765,083		1,894,655		(1,066,842)
Other		438,881		40,633		(687,073)

Income tax expense	Ps.	8,265,895	Ps.	10,598,255	Ps.	18,824,012

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2004 and 2003 are presented below:

	2004		2003
Other receivables	Ps.	9,941	Ps.	(503,983)
Property and equipment		(13,522,640)		(13,020,300)
Inventories		(12,634,376)		(11,234,907)
Tax loss carryforwards		2,224,649		2,257,115
Unrealized/realized holding gain on current investments		(1,220,989)		(2,706)
Deferred financing costs		—		(497,810)
Exchange rate differences on cash and banks		—		249,611
Provisions and others		(1,069,802)		3,606

Net deferred tax liability	Ps.	(26,213,217)	Ps.	(22,749,374)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of a portion of deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2004 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 2.2 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2004		2003		2002
Numerator:
Net income (loss) available to common shareholders	Ps.	32,103,022	Ps.	65,024,961	Ps.	(41,692,085)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		10,589,741		6,965,029		—
Foreign currency exchange gain		7,501,875		(36,195,969)		—

Income tax effects		(5,905,554)		9,541,706		—
Management fee		(1,218,606)		1,968,923		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	43,070,478	Ps.	47,304,650	Ps.	(41,692,085)

Denominator:
Weighted-average number of shares outstanding		137,137,783		121,388,429		119,748,872
Plus: incremental shares of assumed conversions:
Stock options (i)		357,229		2,245,704		—
Warrants		92,571,672		61,506,904		—
Convertible Notes		91,147,708		61,385,629		—

Adjusted weighted-average number of shares		321,214,392		246,526,666		119,748,872

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.23	Ps.	0.54	Ps.	(0.35)
Diluted net income (loss) per common share		0.13		0.19		(0.35)

(i)	The calculation of diluted net loss per common share for the years ended June 30, 2002 excludes potential common shares related to the stock option plan because the effect of their inclusion would be anti-dilutive, or would decrease the reported loss per share.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2004		2003		2002
Cash and banks	Ps.	12,672,024	Ps.	16,995,803	Ps.	44,336,454
Current investments		1,547,433		5,459,835		94,461

Total cash and banks and current investments as per balance sheet		14,219,457		22,455,638		44,430,915
Less: Items not considered cash and cash equivalents
- Government bonds		(97,726)		(103,095)		(86,857)
- Mutual funds		—		—		(4,520)
- Interest of IRSA Convertible Notes		(1,388,504)		(1,422,315)		—

Cash and cash equivalents as shown in the statement of cash flows	Ps.	12,733,227	Ps.	20,930,228	Ps.	44,339,538

15.	Differences between Argentine GAAP and US GAAP

The consolidated financial statements of the company have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c) and 3.k), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Reconciliation of net income (loss):
Net income (loss) under Argentine GAAP	Ps.	32,103,022	Ps.	65,024,961	Ps.	(41,692,085)
US GAAP adjustments:
Change to equity method of accounting (Note 15.I.b))		(23,766,285)		(814,539)		(102,794,594)
Valuation of inventories (Note 15.I.c))		(3,730,519)		(11,902,809)		15,440,005
Deferred income tax (Note 15.I.d))		4,319,955		7,951,304		(36,049,617)
Website development costs (Note 15.I.f))		352,593		470,122		470,122
Amortization expense (Note 15.I.h))		(33,229)		(33,229)		(33,229)
Elimination of gain on acquisition of minority interest (Note 15.I.i))		32,369		32,369		32,369
Available-for-sale securities (Note 15.I.j))		9,992		(21,034)		250,735
Non-current investments in unconsolidated affiliated companies (Note 15.I.k))		117,788		115,460		84,896
Accounting for stock options (Note 15.I.l))		(560,205)		(2,508,565)		(4,064,010)
Accounting for convertible notes (Note 15.I.m))		(8,654,148)		(13,866,884)		—
Effect of US GAAP adjustments on management fee (Note 15.I.n))		3,201,747		2,071,885		12,406,678
Minority interest (Note 15.I.o))		(105,778)		(141,037)		(141,040)

Net income (loss) under US GAAP	Ps.	3,287,302	Ps.	46,378,004	Ps.	(156,089,770)

Earnings per share under US GAAP (Note 15.II.f)):
Basic net income (loss) per common share	Ps.	0.02	Ps.	0.38	Ps.	(1.30)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	0.19	Ps.	(1.30)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

	As of June 30,
	2004		2003 (Restated)
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	465,168,196	Ps.	391,799,125
US GAAP adjustments:
Change to equity method of accounting (Note 15.I.b))		(132,013,524)		(113,301,881)
Valuation of inventories (Note 15.I.c))		(30,368,537)		(26,638,018)
Deferred income tax (Note 15.I.d))		(27,595,911)		(31,919,361)
Web site development costs (Note 15.I.f))		—		(352,593)
Differences in basis relating to purchase accounting (Note 15.I.g))		166,150		166,150
Amortization expense (Note 15.I.h))		(225,305)		(192,076)
Elimination of gain on acquisition of minority interest (Note 15.I.i))		(1,202,899)		(1,235,268)
Non-current investments in unconsolidated affiliated companies (Note 15.I.k))		(989,402)		(1,107,190)
Accounting for convertible notes (Note 15.I.m))		27,077,937		35,732,085
Effect of US GAAP adjustments on management fee (Note 15.I.n))		22,494,813		19,293,066
Minority interest (Note 15.I.o))		—		105,778

Shareholders’ equity under US GAAP	Ps.	322,511,518	Ps.	272,349,817

	Year ended June 30,
	2004		2003 (Restated)
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity at the beginning of the year	Ps.	272,349,817	Ps.	185,224,157
Distribution of cash dividends		(1,500,000)		—
Exercise of warrants – par value		12,965,710		—
Conversion of notes into common shares – par value		13,136,577		386,140
Additional paid-in-capital-common shares		16,229,499		57,414
Additional paid-in-capital-warrants		101,826		149,484
Additional paid-in-capital-stock options		560,205		2,508,565
Additional paid-in-capital-beneficial conversion feature		—		32,318,817
Exercise of stock options – par value		332,437		3,564,008
Change in other comprehensive income of equity investees		5,054,642		1,749,556
Change in unrealized holding gain on available-for-sale securities outstanding at the end of the year		(6,497)		13,672
Net income under US GAAP		3,287,302		46,378,004

Shareholders’ equity as of the end of the year	Ps.	322,511,518	Ps.	272,349,817

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items:

a)	Restatement of the US GAAP reconciliation

During the year ended June 30, 2004 IRSA, an equity investee of the Company, restated its US GAAP reconciliation footnote as a result of the change in the accounting method for its investment in Banco Hipotecario S.A. shares, from market value to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary.

The impact of the restatement on previously reported US GAAP amounts of consolidated net income (loss) for the years ended June 30, 2003 and 2002 and of consolidated shareholders’ equity as of June 30, 2003 is presented in the following table:

	2003				2002
	Shareholders’ Equity		Net income		Net loss
Amounts as previously reported	Ps.	294,261,998	Ps.	37,373,222	Ps.	(124,646,942)

Change to equity method of accounting		(23,516,943)		9,655,127		(33,713,699)
Effect of US GAAP adjustments on management fee		2,468,864		(1,000,531)		3,493,648
Deferred income tax		(864,102)		350,186		(1,222,777)

Amounts as restated	Ps.	272,349,817	Ps.	46,378,004	Ps.	(156,089,770)

The effect of this restatement on previously reported US GAAP amounts of comprehensive income (loss) for the years ended June 30, 2003 and 2002 and of accumulated other comprehensive income at June 30, 2003 is as follows:

	2003					2002
	Accumulated other comprehensive income		Comprehensive Income			Comprehensive loss
Amounts as previously reported	Ps.	907,239	Ps.	38,828,855	Ps.	(125,360,392)
Amounts as restated		1,214,834		48,141,232		(156,803,220)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

a)	Restatement of the US GAAP reconciliation (continued)

The effect of this restatement on the amounts of basic and diluted net income (loss) per share reported under US GAAP for the year ended June 30, 2003 and 2002 is as follows:

	As previously reported		As restated
Basic net income per share for the year ended June 30, 2003	Ps.	0.31	Ps.	0.38
Diluted net income per share for the year ended June 30, 2003		0.14		0.19
Basic net loss per share for the year ended June 30, 2002		(1.04)		(1.30)
Diluted net loss per share for the year ended June 30, 2002		(1.04)		(1.30)

b)	Change to equity method of accounting

As stated in Note 4.b)(i), until March 31, 2002, under Argentine GAAP the Company recognized its investments in IRSA’s shares at market value, with unrealized gains and losses recorded in income. Under US GAAP, these investments were originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses were excluded from income and reported as a separate component of shareholders’ equity.

Effective March 31, 2002, as a result of a change in the Company’s strategy to hold such shares as permanent investments, under Argentine GAAP the Company changed the accounting method for its investment in IRSA’s shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 15.4 million, representing the excess of fair value of net assets acquired over market value of the shares at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Under US GAAP, the financial statements of prior periods would be retroactively adjusted as required by APB 18 (APB Opinion N° 18 (“APB 18”), “The Equity Method of Accounting for Investments in Common Stock”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. The amounts previously reported in accordance with SFAS No. 115 in other comprehensive income would be reversed. As a result, as the sum of the amounts assigned to the assets acquired and liabilities assumed exceeded the cost of the acquired entity, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis and therefore no negative goodwill exists under US GAAP. This adjustment also considers the impact of US GAAP adjustments on the Company’s equity investment in IRSA.

As described in Note 4.b)(i), during the year ended June 30, 2004 the Company acquired an additional 2.8% equity interest in IRSA, resulting in an increase of negative goodwill for a total consideration of Ps. 5.8 million. Under US GAAP, the acquisition was recorded as a step acquisition of a subsidiary. Since the fair value of the net assets acquired exceeded the consideration paid, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis. The difference primarily relates to the effect of US GAAP adjustments in estimating the fair value of the net assets acquired at the acquisition date.

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

Under US GAAP, the Company records breeding and developing livestock at the lower of cost or market, with costs removed from inventory on a first-in/ first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity and is either sold or transferred to a productive function. Breeding herd is depreciated using the straight-line method over the estimated useful life of five years.

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

d)	Deferred income tax

As discussed in Note 3.k), the Company records income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

e)	Accounting for futures and options contracts

As discussed in Note 6, the Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production.

As discussed in Note 3.q), under Argentine GAAP the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

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

Under US GAAP, the Company applies EITF No. 00-02, “Accounting for Web Site Development Costs”, pursuant to which certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities are expensed as incurred. During the years ended June 30, 2004, 2003 and 2002 the Company reversed amortization charges recognized under Argentine GAAP of Ps. 0.4 million, Ps. 0.5 million and 0.5 million, respectively, related to costs that were capitalized under Argentine GAAP and expensed under US GAAP in prior years.

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

The differences in the carrying amount of intangible assets between Argentine GAAP and US GAAP as described in Note 15.I.g) give rise to differences in amortization expense. In addition, there is a difference associated with the timing in recognizing amortization expense between Argentine GAAP and US GAAP.

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

Under Argentine GAAP, investments in mutual funds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. As such, during the year ended June 30, 2002 the Company recognized in earnings the accumulated balance of unrealized holding losses on government bonds amounting to Ps.11,042.

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

k)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company has recognized a net gain of Ps. 117,788, Ps. 115,460 and Ps. 84,896 for the years ended June 30, 2004, 2003 and 2002, respectively. The principal US GAAP adjustment affecting the Company’s equity investees is related to valuation of inventories.

This adjustment does not include the impact of US GAAP adjustments on IRSA, which is included in the line item “Change to equity method of accounting”.

l)	Accounting for stock options

As discussed in Note 9, on November 19, 2001 the shareholders approved a Stock Option Plan relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) covering 4,614,643 shares. The Board of Directors would allocate (i) two thirds of the options among the Initial Beneficiaries, and (ii) the remaining one third of the options among any of the Company’s employees or executive officers during a specific period of time. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

On February 12, 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the “Agreement”), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares at an exercise price of Ps. 1 per share plus accrued interest at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time until January 15, 2005. Dividends distributed on such shares, if any, are accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 612,323 in constant argentine pesos as described in Note 2.c)). On December 30, 2002, the Company entered into a stock option agreement pursuant to which the remaining one third of the options, to acquire 1,538,853 shares, were allocated among certain of the Company’s executive officers. These options were granted at the same conditions as mentioned above. During fiscal years 2004, 2003 and 2002, the beneficiaries acquired 332,437, 3,559,853 and 480,000 shares for a total consideration of Ps. 332,437, Ps. 3,564,008 and Ps. 612,323 respectively. At June 30, 2004 treasury stock is comprised of 240,000 shares.

Under Argentine GAAP, the Company has not recognized any compensation expense related to the Stock Option Plan. The Company recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the options.

Under US GAAP, the Company applies SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). These Statements give the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 and SFAS No. 148 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans is measured as the quoted market price of the stock on the measurement date less the amount, if any; the employee is required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.

The Company has determined that the stock options were granted, in substance, to compensate the management of the Company. As the exercise price increases for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, will be accumulated and paid in cash to the beneficiaries, the ultimate option price is not known until the date of exercise. Therefore, the stock option plan is considered to be a variable plan and the final measurement date is the date of the exercise of the option.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

FASB Interpretation No.28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” states that compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. If stock appreciation rights or other variable plans are granted for past services, compensation should be accrued as a charge to expense of the period in which the rights or awards are granted. When it is not clear that the award is for current or future services and/or in situations where the shares or rights vest immediately, it should be presumed that the rights represent compensation for the current period or for prior periods. Accordingly, any compensation expense measured as of the grant date should be expensed in the period such rights are granted. Compensation accrued during the service period shall be adjusted in subsequent periods up to the final measurement date for changes in the quoted market value of the shares but shall not be adjusted below zero.

As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation in the periods the rights were granted. Compensation expense recognized during fiscal years 2002, 2003 and 2004 (including subsequent adjustments up to the final measurement date) amounted to Ps. 4,064,010, Ps. 2,508,565 and Ps. 560,205 respectively. Quoted market prices of the Company’s shares traded in the Buenos Aires Stock Exchange were used in measuring compensation.

Following is a summary of the stock option activity during fiscal years 2002, 2003 and 2004:

	Shares	Weighted- average exercise price
Outstanding as of June 30, 2001	—	Ps.	—

Granted	3,073,437		1.16
Exercised	(480,000)		1.28
Terminated / forfeited	—		—

Outstanding as of June 30, 2002	2,593,437	Ps.	1.13

Granted	1,538,853		1.01
Exercised	(3,559,853)		1.02
Terminated / forfeited	—		—

Outstanding as of June 30, 2003	572,437	Ps.	1.02

Granted	—		—
Exercised	(332,437)		1.04
Terminated / forfeited	—		—

Outstanding as of June 30, 2004	240,000	Ps.	1.05

The weighted-average fair value of options granted during fiscal years 2002 and 2003 was Ps.1.45 and Ps. 1.70, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

l)	Accounting for stock options (continued)

The following table summarizes information concerning currently outstanding and exercisable stock options:

OPTIONS OUTSTANDING						OPTIONS EXERCISABLE
Exercise Price		Number outstanding	Weighted- average Remaining Contractual life	Weighted- average exercise price		Number Exercisable	Weighted- average exercise price
Ps.	1.05	240,000	0.5 years	Ps.	1.05	240,000	Ps.	1.05

Had compensation cost for the awards under the Agreement been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2004		Year ended June 30, 2003 (Restated)		Year ended June 30, 2002 (Restated)
Basic net income (loss):
As reported	Ps.	3,287,302	Ps.	46,378,004	Ps.	(156,089,770)
Pro forma		3,835,722		46,276,675		(156,495,952)
Basic net income (loss) per share:
As reported	Ps.	0.02	Ps.	0.38	Ps.	(1.30)
Pro forma		0.03		0.38		(1.31)
Diluted net income (loss):
As reported	Ps.	3,287,302	Ps.	37,064,043	Ps.	(156,089,770)
Pro forma		3,835,722		39,962,714		(156,495,952)
Diluted net income per share:
As reported	Ps.	0.02	Ps.	0.19	Ps.	(1.30)
Pro forma		0.03		0.19		(1.31)

The fair value of each option grant was estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yield; volatility of 40.0% and 58.7% for the years 2002 and 2003, respectively, and risk free interest rates of 1.11% and 2.06% for the years 2002 and 2003, respectively.

m)	Accounting for convertible notes

As discussed in Note 10, in October 2002 the Company issued US$ 50 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

m)	Accounting for convertible notes (continued)

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Discount amortization recognized during the years ended June 30, 2003 and 2004 totaled Ps. 3.5 million and Ps. 9.8 million, respectively. These amounts include Ps. 0.2 million and Ps. 4.8 million of accelerated amortization recognized as a result of conversions made during those years, respectively. As the Company´s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 10.2 million and Ps. (1.2) million during the years ended June 30, 2003 and 2004, respectively. The Company also recognized a loss of 0.2 million during the year ended June 30, 2003 related to inflation adjustment.

During the years ended June 30, 2003 and 2004 certain holders of the Company’s Convertible Notes for a total amount of US$ 6.9 million, exercised its conversion rights and, as a result, the Company issued 386,140 and 13,136,577 shares of common stock, respectively. Upon conversion, the Company issued US$ 6.9 million of warrants, of which 6.6 million had been exercised at June 30, 2004. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. 251,310 million from additional paid-in capital to additional paid-in capital of warrants.

n)	Effect of US GAAP adjustments on management fee

As discussed in Note 8, the Company entered into a Management Agreement with Dolphin Fund Management S.A, pursuant to which Dolphin Fund Management S.A provides agricultural advisory services and certain other administration services to the Company. The Company pays Dolphin Fund Management S.A an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

o)	Minority interest

This adjustment represents the effect on minority interest of certain of the foregoing reconciling items.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

a)	Statement of income classification differences

Gross profit

Under Argentine GAAP, gains or losses on holding inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales. Gross profit under US GAAP would have been Ps. 24.9 million, Ps. 33.1 million and Ps. 18.4 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Gross revenue tax

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 61.6 million, Ps. 71.9 million and Ps. 80.2 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Operating income (loss)

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income. Operating income (loss) under US GAAP would have been Ps. 14.7 million, Ps. 22.8 million and Ps. (0.2) million for the years ended June 30, 2004, 2003 and 2002, respectively.

b)	Statement of changes in shareholders’ equity classification differences

During the year ended June 30, 1999, the Company acquired 12,612,220 treasury shares for a total consideration of Ps. 33.1 million, of which 7,997,577 were subsequently distributed to the Company’s shareholders on a pro-rata basis. As discussed in Note 9, during the year ended June 30, 2002, the shareholders subscribed 2,353 treasury shares for a total consideration of Ps. 3,916. In addition, during fiscal years 2002, 2003 and 2004 certain beneficiaries of the Stock Option Plan exercised their stock option rights and acquired 480,000, 3,559,853 and 332,437 treasury shares for a total consideration of Ps. 0.6 million, Ps. 3.6 million and Ps. 0.3 million, respectively.

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

Under US GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and fair value of Financial Instruments” (“SFAS 119”), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 15.II.d), for details of concentration of credit risk.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

c)	Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2004 and 2003 are as follows:

•	The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term receivables is considered to approximate their respective carrying values due to their short-term nature.

•	The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

•	The Company carries available for-sale-securities, consisting of investments in mutual funds and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•	Derivates financial instruments are reported at their fair values on the consolidated balance sheets. The fair values are based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

•	The fair value of the Company´s Convertible Notes was Ps. 9.5 million and Ps. 6.9 million at June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

d)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2004 and 2003, approximately Ps. 12.1 million and Ps. 13.3 million included in the cash balances were held with 20 and 18 institutions, respectively. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2004 and 2003 due to the diversity of its customer base. No customer accounted for greater than 10% of sales for the years ended June 30, 2004, 2003 and 2002.

Mastellone S.A. (“Mastellone”) is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone totaled approximately 5.3%, 3.4% and 2.8% of total net sales and amounted to approximately Ps. 3.2 million, Ps. 2.4 million and Ps. 2.3 million for the years ended June 30, 2004, 2003 and 2002, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

e)	Statements of cash flows

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

As described in Note 3.b), the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 14 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

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

	Year ended June 30,
	2004		2003		2002
Net cash (used in) provided by operating activities	Ps.	(1,604,898)	Ps.	20,222,339	Ps.	25,533,892
Net cash (used in) provided by investing activities		(24,534,630)		(200,483,159)		33,791,076
Net cash provided by (used in) financing activities		16,670,247		165,644,376		(21,543,906)
Effects of exchange rate changes		1,272,280		(13,656,319)		254,352
Effects of inflation accounting		—		4,863,453		2,069,177

Net (decrease) increase in cash and cash equivalents	Ps.	(8,197,001)	Ps.	(23,409,310)	Ps.	40,104,591

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

f)	Earnings per share

As described in Note 3.s), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 13, in calculating diluted net income per common share under Argentine GAAP for the year ended June 30, 2003 and 2004, the Company has considered the dilutive effects of outstanding stock options and warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock during the years ended June 30, 2003 and 2004 would have been 72,846,801 shares and 133,537,636 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2003 and 2004, using the treasury-stock method, would have been Ps. 0.24 and Ps. 0.16, respectively. The calculation of diluted net loss per common share for the year ended June 30, 2002 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would decrease the reported loss per share. Using the treasury-stock method, the weighted-average potential common shares for the year ended June 30, 2002 totaled 1,150,481.

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2004	2003 (Restated)	2002 (Restated)
Numerator:
Net income (loss) available to common shareholders	Ps.3,287,302	Ps. 46,378,004	Ps.	(156,089,770)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt	—	10,430,929		—
Foreign currency exchange gain	—	(25,794,985)		—
Income tax effects	—	5,015,210		—
Management fee	—	1,034,885		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.3,287,302	Ps. 37,064,043	Ps.	(156,089,770)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

f)	Earnings per share (continued)

	Year ended June 30,
	2004		2003		2002 As restated
Denominator:
Weighted-average number of shares outstanding		137,137,783		121,388,429		119,748,872
Plus: incremental shares of assumed conversions:
Stock options (i)		—		1,200,395		—
Warrants (i)		—		10,260,777		—
Convertible Notes		—		61,385,629		—

Adjusted weighted-average number of shares		137,137,783		194,235,230		119,748,872

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.02	Ps.	0.38	Ps.	(1.30)
Diluted net income (loss) per common share (ii)		0.02		0.19		(1.30)

(i)	Potential common shares related to the stock options and warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The calculation of diluted net income (loss) per common share under US GAAP for the years ended June 30, 2004 and 2002 excludes potential common shares because the effect of their inclusion would be anti-dilutive.

g)	Segment information

As described in Note 11, the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. As a result, no additional information is presented in this reconciliation footnote.

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

Total rent expense, including rents related to land leases, was Ps. 3.5 million, Ps. 4.0 million and Ps. 5.7 million for the years ended June 30, 2004, 2003 and 2002, respectively.

j)	Equity investments

The investments in Agro-Uranga S.A., Cactus Argentina S.A. and IRSA are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses.

As discussed in Note 4.b)(i), the Company changed the accounting for its investment in IRSA from market value to the equity method of accounting effective March 31, 2002. Therefore the consolidated statement of income for the year ended June 30, 2002 only includes the equity results for this investment for the three-month period ended June 30, 2002.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

j)	Equity investments (continued)

The Company’s share of the income (loss) of these affiliates was Ps. 27.1 million, Ps. 68.0 million and Ps. (41.2) million for the years ended June 30, 2004, 2003 and 2002, respectively, and its investment in these companies totaled Ps. 263.7 million at June 30, 2004 and Ps. 202.3 million at June 30, 2003. The Company’s share of undistributed earnings of these affiliates totaled Ps. 1.91 million at June 30, 2004 and Ps. 1.1 million at June 30, 2003. Summarized financial information of these affiliates is as follows:

Agro-Uranga S.A.	2004		2003
Current assets	Ps.	13,678,530	Ps.	13,801,938
Non-current assets		4,616,195		4,797,465

Total assets	Ps.	18,294,725	Ps.	18,599,403

Current liabilities	Ps.	2,932,178	Ps.	4,309,878
Non-current liabilities		348,412		—

Total liabilities	Ps.	3,280,590	Ps.	4,309,878

Shareholders’ equity	Ps.	15,014,135	Ps.	14,289,525

Sales	Ps.	20,610,539	Ps.	22,854,926
Gross profit	Ps.	11,753,472	Ps.	12,973,407

Net income	Ps.	5,340,205	Ps.	6,658,452

Cactus Argentina S.A	2004		2003
Current assets	Ps.	5,803,705	Ps.	5,055,144
Non-current assets		5,359,766		5,104,489

Total assets	Ps.	11,163,471	Ps.	10,159,633

Current Liabilities	Ps.	4,526,587	Ps.	4,314,978
Non-Current Liabilities		78,654		89,108

Total liabilities	Ps.	4,605,241	Ps.	4,404,086

Shareholders’ equity	Ps.	6,558,230	Ps.	5,755,547

Sales	Ps.	22,826,043	Ps.	17,546,025
Gross profit	Ps.	2,609,425	Ps.	630,346

Net income	Ps.	802,683	Ps.	605,357

IRSA	2004		2003
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	261,651	Ps.	297,476
Non-current assets		1,941,293		1,784,480

Total assets	Ps.	2,202,944	Ps.	2,081,956

Current Liabilities	Ps.	256,022	Ps.	188,738
Non-Current Liabilities		516,831		629,988

Total liabilities	Ps.	772,853	Ps.	818,726

Shareholders’ equity	Ps.	959,854	Ps.	809,186

Sales	Ps.	260,805	Ps.	236,495
Gross profit	Ps.	113,389	Ps.	81,828

Net income	Ps.	87,862	Ps.	286,445

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

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2004 and 2003 were as follows:

	2004			2003
Instrument	Cost	Unrealized gain	Market value	Cost	Unrealized gain	Market value
Mutual Funds	61,030	173	61,203	3,929,629	4,796	3,934,425
Government bonds	86,857	10,869	97,726	86,857	16,238	103,095

Total	147,887	11,042	158,929	4,016,486	21,034	4,037,520

l)	Comprehensive income (loss)

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

l)	Comprehensive income (loss) (continued)

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Net income (loss) under US GAAP	Ps.	3,287,302	Ps.	46,378,004	Ps.	(156,089,770)
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		5,054,642		1,749,556		(550,472)
Realized holding gain on available-for-sale securities outstanding at the beginning of the year (net of income tax of Ps. 87,757 for fiscal year 2001)		—		—		(162,978)
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps. 3,495 and Ps.7,362 for fiscal years 2004 and 2003, respectively)		(6,497)		13,672		—

Comprehensive income (loss)	Ps.	8,335,447	Ps.	48,141,232	Ps.	(156,803,220)

	As of June 30,
	2004		2003 (Restated)		2002 (Restated)
Accumulated other comprehensive income (loss)	Ps.	6,262,979	Ps.	1,214,834	Ps.	(548,394)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

m)	Recently issued accounting standards (continued)

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company adopted the provisions of SFAS No. 143 effective July 1, 2003. The provisions of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). The provision of SFAS No. 145 did not have any impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As derivative financial instruments were not designated and accounted for as hedges under SFAS No. 133, the adoption of SFAS 149 did not have any impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS No. 150 effective July 1, 2003. As the Company does not have any issued financial instrument within the scope of SFAS No. 150 (the Company’s Convertible Notes are out of the scope), the provisions of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

During December 2003, the SEC issued Statement of Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact the Company’s revenue recognition policies.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

a) Property and equipment

									Depreciation
												Current year
Principal Account	Value at the beginning of year		Additions and/or transfers		Deductions		Value at the end of year		Rate %	Accumulated at the beginning of year		Decrease for the year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2004		Net carrying value as of June 30, 2003 As restated
Farms	Ps.	124,332,894	Ps.	2,685,430	Ps.	2,397,568	Ps.	124,620,756	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	124,620,756	Ps.	124,332,894
Wire fences		5,487,465		1,365		235,285		5,253,545	3		1,290,600		235,285		172,688		1,228,003		4,025,542		4,196,865
Watering troughs		3,677,240		35,374		—		3,712,614	5		852,156		—		180,731		1,032,887		2,679,727		2,825,084
Alfalfa fields and meadows		3,358,824		391,786		1,581,013		2,169,597	12-25-50		2,368,752		1,393,201		468,377		1,443,928		725,669		990,072
Buildings and constructions		5,573,995		102,314		—		5,676,309	2		1,881,588		—		98,554		1,980,142		3,696,167		3,692,407
Machinery		9,136,628		50,696		754,988		8,432,336	10		5,547,697		616,216		791,201		5,722,682		2,709,654		3,588,931
Vehicles		1,160,475		510,791		326,148		1,345,118	20		732,760		282,196		244,501		695,065		650,053		427,715
Tools		192,157		10,788		9,584		193,361	10		120,938		5,453		14,555		130,040		63,321		71,219
Furniture and equipment		1,099,079		98,856		149,816		1,048,119	10		701,722		123,245		91,187		669,664		378,455		397,357
Breeding livestock		385,598		—		385,598		—	20		385,598		385,598		—		—		—		—
Corrals and leading lanes		624,985		27,946		—		652,931	3		109,968		—		21,197		131,165		521,766		515,017
Roads		1,364,949		23		173,717		1,191,255	10		717,322		173,717		124,926		668,531		522,724		647,627
Facilities		6,022,694		1,580,895		118,394		7,485,195	10-20-33		2,848,525		59,167		799,700		3,589,058		3,896,137		3,174,169
Computer equipment		1,290,810		110,034		7,371		1,393,473	20		966,549		7,108		150,728		1,110,169		283,304		324,261
Planes		10,444		—		10,444		—	10		10,444		10,444		—		—		—		—
Silo plants		1,166,150		2,964		—		1,169,114	5		252,571		—		63,074		315,645		853,469		913,579
Constructions in progress		2,331,204		9,260,138		5,778		11,585,564	—		—		—		—		—		11,585,564		2,331,204
Advances to suppliers		82,445		92,381		—		174,826	—		—		—		—		—		174,826		82,445

Total as of June 30, 2004	Ps.	167,298,036	Ps.	14,961,781	Ps.	6,155,704	Ps.	176,104,113		Ps.	18,787,190	Ps.	3,291,630	Ps.	3,221,419	Ps.	18,716,979	Ps.	157,387,134	Ps.	—

Total as of June 30, 2003	Ps.	145,825,463	Ps.	31,208,768	Ps.	9,736,195	Ps.	167,298,036		Ps.	17,593,154	Ps.	1,887,815	Ps.	3,081,851	Ps.	18,787,190	Ps.	—	Ps.	148,510,846

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

b) Intangible assets

							Amortization
Principal Account	Value at the beginning of year		Additions and/or transfers		Value at the end of year		Rate %		Accumulated at the beginning of year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2004		Net Carrying value as of June 30, 2003
Development costs		1,410,368		—		1,410,368	33.	33		1,057,775		352,593		1,410,368		—		352,593
Patents and trademarks		18,938		—		18,938		—		1,894		17,044		18,938		—		17,044

Total as of June 30, 2004	Ps.	1,429,306	Ps.	—	Ps.	1,429,306			Ps.	1,059,669	Ps.	369,637	Ps.	1,429,306	Ps.	—	Ps.

Total as of June 30, 2003	Ps.	1,429,306	Ps.	—	Ps.	1,429,306			Ps.	587,653	Ps.	472,016	Ps.	1,059,669	Ps.		Ps.	369,637

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

c) Investments

Type and characteristics of the securities	Carrying value as of June 30, 2004		Carrying value as of June 30, 2003
Current investments

Mutual funds
ABN AMRO in pesos	Ps.	—	Ps.2,888,061
Fondo especial Banco Río in pesos		57,122	1,042,426
Fondo plazo fijo Banco Río in dollars		4,081	3,938

		Ps.61,203	Ps.3,934,425

Notes and Convertible Notes
Convertible Notes – IRSA	Ps.	1,388,504	Ps.1,422,315
Bonos Global 2010		97,726	103,095

	Ps.	1,486,230	Ps.1,525,410

Total current investments	Ps.	1,547,433	Ps.5,459,835

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

d) Allowances and provisions

Items	Opening Balances		Increases for the year		Deductions for the year		Adjusted inflation		Closing Balances
2004
Deducted from assets
Allowance for doubtful accounts	Ps.	479,125	Ps.	—	Ps.	(67,058)	Ps.	—	Ps.	412,067

Total deducted from assets	Ps.	479,125	Ps.	—	Ps.	(67,058)	Ps.	—	Ps.	412,067

2003
Deducted from assets
Allowance for doubtful accounts	Ps.	802,934	Ps.	50,000	Ps.	(286,146)	Ps.	(87,663)	Ps.	479,125

Total deducted from assets	Ps.	802,934	Ps.	50,000	Ps.	(286,146)	Ps.	(87,663)	Ps.	479,125

2002 As restated
Deducted from assets
Allowance for doubtful accounts	Ps.	1,185,704	Ps.	260,946	Ps.	—	Ps.	(643,716)	Ps.	802,934

Total deducted from assets	Ps.	1,185,704	Ps.	260,946	Ps.	—	Ps.	(643,716)	Ps.	802,934

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

e) Cost of sales

	For the year ended June 30,
	2004	2003	2002 As restated
Inventories at the beginning of the year	Ps.60,001,162	Ps.66,501,830	Ps.83,946,729
Holding results	2,230,329	12,224,813	(19,603,010)
Transfer of inventory to property and equipment	(381,790)	(210,551)	(513,692)
(Gain) loss from operations in the commodity markets	(50,674)	(290,717)	(3,879,793)
Transfer of inventory to expenses	(215,085)	(160,274)	(153,082)
Transfer of unharvested crops to expenses	(15,868,619)	(14,827,414)	(23,070,232)
Purchases	32,821,984	17,800,798	23,762,657
Operating expenses (Note 16.g)	38,579,187	30,004,824	48,291,672
Stock at the end of the year	(78,139,956)	(60,001,162)	(66,501,830)

Cost of Sales	Ps.38,976,538	Ps.51,042,147	Ps.42,279,419

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

f) Foreign currency assets and liabilities

	June 30, 2004					June 30, 2003
Item	Type and amount of foreign Currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount of local currency Pesos
ASSETS
Current Assets
Cash and banks	US$	2,472,934	2.92	Ps.	7,216,021	US$	5,781,624	Ps.	15,610,384
Investments
Mutual funds	US$	1,399	2.92		4,081	US$	1,459		3,938
IRSA Convertible Notes	US$	469,406	2.96		1,388,504		507,970		1,422,315
Trade accounts receivable	US$	1,365	2.92		3,983	US$	748,238		2,020,242
Other receivables
Collateralized	US$	354,351	2,92		1,033,997	US$	—		—
Guarantee deposits	US$	750,171	2.92		2,188,998	US$	252,603		682,027
Non-Current Assets
Investments
IRSA Convertible Notes	US$	44,943,168	2.96		132,941,891		49,692,688		139,139,526

Total Assets	US$	48,992,794		Ps.	144,777,475	US$	56,984,582	Ps.	158,878,432

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	378,218	2.96		Ps. 1,118,770	US$	155,871		Ps. 436,439
Accruals	US$	499,662	2.96		1,477,683	US$	168,608		472,102
Short and long term debt
Accrued interest Convertible Notes	US$	450,502	2.96		1,332,584		509,107		1,425,499
Other debts
Advances to customers	US$	1,500,000	2.96		4,432,500		—		—
Non-Current Liabilities
Short and long term debt
Convertible Notes	US$	43,133,153	2.96		127,587,867	US$	49,803,916		139,450,965

Total Liabilities	US$	45,961,535		Ps.	135,949,404	US$	50,637,502	Ps.	141,785,005

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statement (continued)

(In Argentine Pesos, except as otherwise indicate)

16.	Other financial statement information (continued)

g) Other expenses

	Expenses
Items	Operating		Selling		Administrative		Total for the year ended June 30, 2004		Total for the year ended June 30, 2003 As restated		Total for the year ended June 30, 2002 As restated
Directors’ fees	Ps.	—	Ps.	—	Ps.	9,917	Ps.	9,917	Ps.	41,718	Ps.	678,734
Fees and payments for services		820,936		—		957,194		1,778,130		1,304,235		3,882,998
Salaries and wages and social security contributions		3,585,962		58,892		3,180,594		6,825,448		5,161,230		9,998,580
Taxes, rates and contributions		433,081		—		68,719		501,800		509,367		712,622
Gross sales tax		—		623,425		—		623,425		735,630		730,702
Office and administrative expenses		116,701		—		290,547		407,248		346,529		146,254
Bank commissions and expenses		13,084		—		—		13,084		49,740		48,516
Depreciation		2,974,687		—		246,732		3,221,419		3,081,851		3,501,449
Vehicle and travelling expenses		375,682		9,057		180,086		564,825		474,475		488,572
Spare parts and repairs		1,146,429		—		—		1,146,429		793,849		977,484
Insurance		44,807		—		275,744		320,551		346,733		222,810
Employees’ maintenance		151,896		—		47,953		199,849		158,171		304,993
Amortization of intangible assets		369,637		—		—		369,637		472,016		470,122
Advertising expense		8,389		50,704		—		59,093		84,810		27,682
Livestock expenses		11,017,933		1,256,640		—		12,274,573		5,355,588		7,698,660
Dairy farm expenses		1,530,085		—		—		1,530,085		993,744		1,368,345
Agricultural expenses		15,110,581		2,892,622		—		18,003,203		19,911,110		30,157,620
Silo expenses		389,016		—		—		389,016		45,750		497,320
Coal expenses		1,746		11,018		—		12,764		39,293		744,341
Firewood expenses		—		707		—		707		11,932		155,870
Services		6,219		—		—		6,219		—		—
General expenses		482,316		—		40,546		522,862		441,481		4,094,507

Total for the year ended June 30, 2004	Ps.	38,579,187	Ps.	4,903,065	Ps.	5,298,032	Ps.	48,780,284		—		—

Total for the year ended June 30, 2003	Ps.	30,004,824	Ps.	6,045,309	Ps.	4,309,119		—	Ps.	40,359,252		—

Total for the year ended June 30, 2002	Ps.	48,291,672	Ps.	10,248,016	Ps.	8,368,493		—		—	Ps.	66,908,181

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3.c. to the consolidated financial statements, as a result of the Company’s purchase of additional shares and the exercise of warrants of Banco Hipotecario S.A. (BHSA) (as further discussed in Note 2.f. to the consolidated financial statements), the Company changed its method of accounting for its investment in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investment in BHSA is accounted for under the equity method of accounting. The auditors´ report on the consolidated financial statements of BHSA as of June 30, 2004, dated September 6, 2004, includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on BHSA’s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations. As of June 30, 2004, the investment in BHSA accounts for approximately 7% of the total consolidated assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20- F. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina

September 7, 2004

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2004 and 2003

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004	2003 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 21.e.)	Ps. 93,096	Ps. 89,883
Investments (Notes 4.b. and 21.e.)	70,804	142,118
Mortgages and leases receivable, net (Notes 4.c. and 21.e.)	34,431	36,404
Other receivables and prepaid expenses (Notes 4.d. and 21.e.)	52,748	13,984
Inventories (Note 4.e.)	10,572	15,087

Total current assets	261,651	297,476

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c. )	2,836	2,777
Other receivables and prepaid expenses (Notes 4.d. and 21.e.)	125,794	127,314
Inventories (Note 4.e.)	19,962	8,767
Investments (Note 4.b.)	524,434	420,373
Fixed assets, net (Note 21.a.)	1,265,666	1,227,639
Intangible assets, net (Note 21.b.)	2,427	3,239

Subtotal	1,941,119	1,790,109

Goodwill, net	174	(5,629)

Total non-current assets	1,941,293	1,784,480

Total Assets	Ps.2,202,944	Ps.2,081,956

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 21.e.)	Ps. 43,008	Ps. 27,822
Mortgages payable (Note 21.e.)	2,218	2,100
Customer advances (Notes 4.g. and 21.e.)	25,454	15,522
Short-term debt (Notes 4.i. and 21.e.)	135,127	87,434
Salaries and social security payables (Note 4.h.)	7,981	6,151
Taxes payable (Notes 4.j. and 21.e.)	11,641	10,033
Other liabilities (Notes 4.k. and 21.e.)	30,593	39,676

Total current liabilities	256,022	188,738

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 21.e.)	2,865	3,609
Customer advances (Note 4.g.)	28,802	25,260
Long-term debt (Notes 4.i. and 21.e.)	468,807	592,104
Taxes payable (Note 4.j.)	6,207	1,684
Other liabilities (Note 4.k. and 21.e.)	10,150	7,331

Total non-current liabilities	516,831	629,988

Total Liabilities	772,853	818,726

Minority interest	470,237	454,044

SHAREHOLDERS’ EQUITY	959,854	809,186

Total Liabilities and Shareholders’ Equity	Ps.2,202,944	Ps.2,081,956

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
Revenues	Ps.	260,805	Ps.	236,495	Ps.	156,244
Costs (Note 21.d)		(147,416)		(154,667)		(96,962)

Gross profit		113,389		81,828		59,282

Selling expenses		(23,033)		(28,555)		(14,246)
Administrative expenses		(50,240)		(45,194)		(36,258)

Subtotal		(73,273)		(73,749)		(50,504)

Gain on purchasers rescissions of sales contracts		—		9		—
Gain (loss) in credit card trust		261		(4,077)		—
Gain (loss) from operations and holdings of real estate assets, net (Note 7)		64,343		21,507		(46,840)

Operating income (loss)		104,720		25,518		(38,062)

Amortization of goodwill		(2,904)		(6,631)		—
Equity gain (loss) from related parties		26,653		(14,701)		(4,571)
Financial results, net (Note 8)		10,546		315,301		(496,498)
Other expenses, net (Note 9)		(12,591)		(859)		(4,483)

Income (loss) before taxes and minority interest		126,424		318,628		(543,614)

Income and asset tax (expense) benefit		(25,720)		3,529		(1,086)
Minority interest		(12,842)		(35,712)		977

Net income (loss)	Ps.	87,862	Ps.	286,445	Ps.	(543,723)

Earnings per share (Note 18):
Basic net income (loss) per share	Ps.	0.39	Ps.	1.37	Ps.	(2.62)

Diluted net income (loss) per share	Ps.	0.23	Ps.	0.57	Ps.	(2.62)

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Treasury Stock		Inflation adjustment of common stock (Note 5.c.)		Inflation adjustment of treasury stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Retained earnings/ (accumulated deficit)		Shareholders’ Equity
Balances as of June 30, 2001	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(8,872)	Ps.	1,066,443

Net loss for the year		—		—		—		—		—		—		—		(543,723)		(543,723)

Balances as of June 30, 2002	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21		—		—		21
Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—		—		—		—
Net income for the year		—		—		—		—		—		—		—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		—		—		14,313		38,047		—		—		38,047
Exercise of warrants		13,056		—		—		—		11,703		24,759		—		—		24,759
Net income for the year		—		—		—		—		—		—		—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	—	Ps.	274,387	Ps.	—		Ps.595,505	Ps.	1,118,695	Ps.	19,447	Ps.	(178,288)	Ps.	959,854

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	Ps.	87,862	Ps.	286,445	Ps.	(543,723)
Plus (less) income and asset tax expense (benefit) accrued for the year		25,720		(3,529)		1,086
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization		68,519		80,547		26,297
Minority interest		12,842		35,712		(977)
Allowances and provisions		8,447		5,406		1,638
Sundry provisions		12,414		11,543		—
Gain from the sale of intangible assets		—		(2,132)		—
Equity (gain) loss from related parties		(26,653)		14,701		4,571
(Gain) loss from operations and holdings of real estate assets, net		(64,343)		(11,386)		46,840
Gain on early repurchase of debt		—		(25,192)		—
Financial results		(35,451)		(375,673)		330,894
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Decrease (increase) in current investments		4,418		(4,604)		(18,095)
(Increase) decrease in non-current investments		(10,729)		(2,362)		1,103
(Increase) decrease in mortgages and leases receivables		(9,415)		(9,235)		41,228
(Increase) decrease in other receivables		(1,256)		12,382		(13,653)
Decrease in inventories		6,894		35,293		59,050
Increase in intangible assets		(603)		(580)		—
Increase (decrease) in trade accounts payable		14,442		(154)		8,392
Increase (decrease) in customer advances, salaries and social security payable and taxes payable		2,765		(8,307)		1,904
Cash dividends received		—		608		2,805
(Decrease) increase in other liabilities		(24,648)		(2,053)		23,796
Increase in accrued interest		2,189		56,515		81,157

Net cash provided by operating activities		73,414		93,945		54,313

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from the sale of interests in joint controlled companies		—		—		134,769
Payment for acquisition of subsidiary companies and equity investees, net of cash acquired		—		(31,744)		(21,712)
Loans granted to related parties		—		—		(105,714)
Purchase of shares and options of Banco Hipotecario S.A.		(127,348)		—		—
Sale of shares of Banco Hipotecario S.A.		57,070		—		—
Payment for acquisition of undeveloped parcels of land		(558)		(208)		(3,317)
Purchase and improvements of fixed assets		(25,073)		(10,783)		(25,110)
Net proceeds from the sale of intangible assets		—		2,132		—

Net cash used in investing activities		(95,909)		(40,603)		(21,084)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financing costs		—		(6,265)		(3,408)
Contributions received by subsidiaries from minority shareholders		—		142		4,561
Proceeds from short-term and long-term debt		300		397,310		170,045
Payment of short-term and long-term debt		(66,698)		(270,962)		(210,641)
Payment of seller financing		(1,150)		(1,182)		(1,984)
Exercise of warrants		24,759		—		—
Dividends paid by subsidiaries to minority shareholders		(4,860)		—		—
Decrease in mortgages payable		—		(9,604)		—

Net cash (used in) provided by financing activities		(47,649)		109,439		(41,427)

Net (decrease) increase in cash and cash equivalents		(70,144)		162,781		(8,198)
Cash and cash equivalents as of the beginning of the year		193,057		30,276		38,474

Cash and cash equivalents as of the end of the year	Ps.	122,913	Ps.	193,057	Ps.	30,276

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002 (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	58,921	Ps.	31,249	Ps.	29,391
Income tax		1,002		1,044		394

Non-cash activities:
Increase in fixed assets through a decrease in undeveloped parcels of land	Ps.	51,501	Ps.	—	Ps.	—
Conversion of debt into common shares		38,047		—		—
Increase in inventory through a decrease in fixed assets		18,189		19,851		41,420
Increase in other receivables through a decrease in non-current investments		14,878		—		—
Issuance of credit card receivables		12,513		—		—
Increase in inventory through a decrease in undeveloped parcels of land		10,748		—		—
Increase in other receivables through a decrease in inventory		8,755		—		—
Increase in non-current other receivables through a decrease in inventory		5,890		—		—
Increase in other receivables through an increase in taxes payable		2,854		—		—
Liquidation of interest in credit card receivables		210		—		—
Increase in fixed assets through a decrease in inventory		40		1,212		—
Increase in fixed assets through a decrease in intangible assets		31		—		—
Increase in undeveloped parcels of land through a decrease in inventory		—		39,529		—
Increase in short and long term-debt through a decrease in other liabilities		—		35,341		—
Increase in customer advances through a decrease in other liabilities		—		2,856		—
Increase in inventory through a decrease in mortgages receivable		—		2,757		—
Increase in inventory through an increase in mortgages payable		—		2,078		—
Decrease in investments through an increase in mortgages and leases receivable		—		1,966		—
Decrease in short and long term-debt through a decrease in intangible assets		—		966		—
Increase in fixed asset through an increase in mortgages payable		—		928		—
Increase in investments through a decrease in mortgages and leases receivable		—		760		22,699
Increase in non-current investments through a decrease in other receivables		—		117		—
Decrease in non-current investments through a decrease in other liabilities		—		—		38,115
Decrease in mortgages receivables through an increase in investments		—		—		23,368
Decrease in short and long term-debt through a decrease in investments		—		—		6,315
Increase in other receivables through a decrease in mortgages receivable		—		—		2,809

	2004		2003		2002
Acquisition of equity investees:
Investments, net of cash acquired, when applicable	Ps.	—	Ps.	31,744	Ps.	21,712

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries is collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Preparation of financial statements

a.	Basis of presentation

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulations of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 20 to these Consolidated Financial Statements.

As discussed in Notes 2.c. and 3.n., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)(ii)	100.00%	100.00%	—
Alto Palermo S.A. (“APSA”) (iii)	53,81%	54,79%	—
Llao Llao Resorts S.A. (“LLR”) (iv)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	As a result of a share exchange, the Company’s ownership interest in BAT&FCSA increased from 50% to 100% in August 2002. See footnote (iii) to the jointly controlled companies chart for further details.
(iii)	During the year ended June 30, 2003 the Company obtained a controlling interest in APSA, through the acquisition of 5.8 million additional shares and convertible notes issued by APSA. The amount paid by the Company for the acquisition of such additional shares totaled US$ 2.5 million. The consolidated statements of income for the year ended June 30, 2003 includes the results of operations of APSA on a consolidated basis as from July 1, 2002.
(iv)	As discussed in Note 2.d. the Company adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, the Company started to consolidate LLR. The Consolidated Financial Statements presented for comparative purposes were restated accordingly.

A description of the jointly-controlled investments accounted for under the equity method is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Jointly controlled companies
Puerto Retiro S.A. (“Puerto Retiro”)	33.33%	33.33%	33.33%
Alto Palermo S.A. (“APSA”) (ii)	—	—	49.69%
Argentine Realty S.A. (“ARSA”) (iii)	—	—	50.00%
Buenos Aires Realty S.A. (“BARSA”) (iii)	—	—	50.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iii)	—	—	50.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	See footnote (iii) to the controlled companies chart.
(iii)	During the year ended June 30, 2000, the Company, together with RAGHSA S.A. (“RAGHSA”), formed BARSA to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, the Company and RAGHSA formed two additional companies, BAT&FCSA and ARSA, for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. In August 2002, the Company and RAGHSA agreed the redistribution of the interest in the land and certain assumed commitments between those companies and also exchanged the ownership interests in ARSA, BARSA and BAT&FCSA. As a result of the share exchange, the Company holds a 100% ownership interest in BAT&FCSA, while RAGHSA holds the 100% ownership interest in ARSA and BARSA. The Company’s interest in the land and related commitments remained unchanged as a result of the whole transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

As a result of the increase in the ownership interest and the consolidation of APSA, during fiscal year 2003 the Company discontinued the application of the proportional consolidation method that had been used for reporting the results of the Company’s jointly controlled subsidiaries in prior years. Therefore, the Company restated its prior year’s financial statements to reflect such investments under the equity method of accounting.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying Consolidated Financial Statements.

d.	New accounting and disclosure standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolution (RT) No. 16, “Framework for the Preparation and Presentation of Financial Statements”; RT No. 17, “Overall Considerations for the Preparation of Financial Statements”; RT No. 18, “Specific Considerations for the Preparation of Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesionales en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for RT No. 20, which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements, the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting and disclosure standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	New accounting and disclosure standards (continued)

In addition, during 2003 the CPCECABA approved and the CNV adopted with certain amendments RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, which became effective to the Company for the fiscal year ended June 30, 2004. As a result of the adoption of RT No. 21, the Company started to consolidate LLR during fiscal year 2004. As required by the transition provision of this standard, the Company’s prior year’s financial statements were restated accordingly.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f.	Acquisition of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

Year ended June 30, 2004

Purchase of additional shares and exercise of warrants of Banco Hipotecario S.A. (BHSA)

On December 30, 2003, the Company purchased 4,116,267 shares of BHSA at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the warrants the right to purchase 3,753,700 additional shares. This transaction implied a total disbursement of US$ 11.1 million. Furthermore, on February 2, 2004, the Company exercised a substantial portion of the warrants acquired during fiscal year 2004 as well as warrants the Company had acquired in the past. As a result, the Company acquired 4,774,000 shares of BHSA for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, the Company sold 2,487,571 shares of BHSA to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps. 7.0 per share). The Company recognized a loss in connection with the sale amounting to Ps. 1.6 million. See Note 3.c. (ii) a) for details on the accounting for this investment.

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

(ii) Brazil Realty Empreendimentos e Participacoes (“Brazil Realty”)

On February 28, 2002 the Company sold its 49.27% ownership interest in Brazil Realty, a Brazilian real estate company, for a total consideration of US$ 44.2 million. The Company recognized a net gain of Ps. 35.4 million in this connection, which was recorded as a component of operating income within “Gain (loss) from operations and holdings of real estate assets, net”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

h.	Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for sales of development properties, the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See Note 6 for details on the Company’s business segments.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Leases and services from shopping center operations (continued)

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

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at purchase.

c.	Investments

(i)	Current

Current investments primarily include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included within “Financial results, net” in the accompanying Consolidated Statements of Income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs (See Notes 15 and 16) and government bonds. Government bonds are carried at their fair market value with unrealized gains and losses recorded in earnings—within “Financial results, net” in the accompanying Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments (continued)

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

As a result of the purchase of additional shares and the exercise of warrants of BHSA mentioned in Note 2.f. and considering the exercise of significant influence and the intention to maintain the current participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA and Banco de Crédito y Securitización S.A. (“BACSA”, a subsidiary of BHSA) from fair market value and cost, respectively, to the equity method of accounting. As permitted by Argentine GAAP, the Company recognized the cumulative effect of the change amounting to Ps. 27.7 million within Equity gain (loss) from related parties in the accompanying consolidated statement of income. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

b)	Retained interest in securitization programs

Current and non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 15 and 16 for details).

c)	Parcels of undeveloped land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation (as described in Note 2.c. or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 9,328 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardín IV). In addition, the Company recognized an equity loss amounting to Ps. 10,769 related to the impairment loss recognized by APSA totaling Ps. 21,671 (Caballito Project, Alcorta Plaza, Coto air space and Neuquén). As a result of an increase in their fair market values, during the year ended June 30, 2003, the Company partially reversed such impairment losses, recognizing a gain of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During that year the Company also recognized an impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their fair market values, during fiscal year 2004 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and Constitución 1111). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation (as described in Note 2.c.) or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002 and 2003, the Company recognized impairment losses amounting to Ps. 12,621 and Ps. 844, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). As a result of an increase in fair market values, during the year ended June 30, 2004 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental properties are carried at cost adjusted for inflation (as described in Note 2.c.), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. The Company capitalizes interest on real estate development projects. No real estate projects were developed during the years ended June 30, 2002 and 2003. Even though the Company resumed the Rosario project during the year ended June 30, 2004, no interests were capitalized since the Company had recognized an impairment charge in prior years and during 2004 the Company partially reversed such impairment up to the limit of its fair value.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 55,896 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental). In addition, the Company recognized an equity loss amounting to Ps. 20,422 related to the impairment loss recognized by APSA totaling Ps. 41,100 related to Alto Avellaneda, Alto Noa, Abasto and other properties. During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517). As a result of increases in their fair market values, during the years ended June 30, 2003 and 2004 APSA partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15,532 and Ps. 18,760, respectively. During the year ended June 30, 2004 and as a result of an increase in the fair market values of the properties, the Company also reversed a portion of the 2002 impairment loss, recognizing a gain of Ps. 30,397. The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net (Continued)

•	Other property and equipment

Other property and equipment are carried at cost adjusted for inflation (as described in Note 2.c.), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2004, 2003 and 2002 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

g.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Preoperating and organization expenses

This item includes:

- Expenses incurred by APSA relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

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

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Intangible assets, net (continued)

•	Expenses related to the securitization of receivables

Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Advertising expenses

Advertising expenses relate to APSA. These expenses were fully amortized during fiscal year 2004 as permitted by the transition provisions of RT No.17.

•	Tenants list-Patio Bullrich and others

This item primarily represents the acquired tenant list of the Patio Bullrich shopping mall, which is being amortized using the straight-line method over a five-year period.

h.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost adjusted for inflation (as described in Note 2.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

As required by new accounting standards, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets.

i.	Foreign currency assets and liabilities

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

j.	Other receivables and liabilities

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

k.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

As discussed in Note 4.i., in July 2003 the Company redeemed certain loans before their maturity. Therefore, at June 30, 2003 such loans had been valued at their settlement cost.

l.	Mortgages, leases and other receivables and trade accounts payable and other liabilities

Mortgages, leases and other receivables and trade accounts payable and other liabilities have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

m.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

n.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the liabilities method required by RT No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes, as prescribed by Resolution MD No.11/2003 issued by the CPCECABA.

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

o.	Asset tax provision

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

p.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

q.	Provisions for allowances and contingencies

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

q.	Provisions for allowances and contingencies (continued)

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

r.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 5.9 million, Ps. 4.0 million and Ps. 3.8 million for the years ended June 30, 2004, 2003 and 2002, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Impairment of long-lived assets

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

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of (i) the impairment loss charges recognized during the years ended June 30, 2003 and 2002, and (ii) the impairment loss reversals recognized during the years ended June 30, 2004 and 2003 as a result of changes in estimates.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. The Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 14..

- Foreign currency forward-exchange contracts

Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the consolidated balance sheet at their fair market value with changes reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

v.	Derivative financial instruments

- Interest rate swaps

Interest rate swap agreements are recognized in the consolidated balance sheet at their fair market values with changes reported in earnings.

- Futures

Premiums on future contracts are amortized over the life of the respective contracts. Futures contracts are recognized in the consolidated balance sheet at their fair market values, with changes reported in earnings.

w.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

x.	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2004		2003 (As restated)
Bank accounts	Ps.	87,502	Ps.	83,780
Cash		4,646		5,046
Checks to be deposited		948		1,057

	Ps.	93,096	Ps.	89,883

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments:

	As of June 30,
	2004	2003 (As restated)
Current
Mutual funds	Ps.37,627	Ps.102,396
Time deposits	25,837	30,518
Retained interest in transferred credit card receivables (i)	6,677	4,719
Retained interest in transferred mortgages receivables (i)	252	1,324
Government bonds	365	3,123
Other investments	46	38

	Ps.70,804	Ps.142,118

Non-Current
Equity investments:
Banco Hipotecario S.A. (“BHSA”) (v)	Ps.158,069	Ps. 23,677
Pérez Cuesta S.A.C.I. (iv)	5,763	5,628
Banco de Crédito y Securitización S.A.	4,590	7,007
E-Commerce Latina S.A	1,435	2,899
Retained interests in securitization programs:
Retained interest in transferred credit card receivables (i)	12,001	2,567
Retained interest in transferred mortgages receivables (i)	5,675	8,777
Trust debt securities (ii)	1,410	—
Parcels of undeveloped land (iii):
Ciudad Deportiva de la Boca (SMP)	124,783	124,594
Puerto Retiro	46,424	46,257
Caballito	29,717	26,000
Buenos Aires Trade and Finance Center S.A.	25,979	25,973
Pereiraola	21,875	21,875
Caballito plots of land	19,898	13,616
Alcorta Plaza	17,545	15,950
Air space Supermercado Coto	10,442	9,080
Neuquén	9,983	8,539
Dique IV	6,160	6,160
Pilar	3,408	3,109
Torre Jardín IV	2,568	2,231
Constitución 1111	1,261	1,146
Padilla 902	71	71
Benavídez	—	10,748
Rosario	—	51,501
Other parcels of undeveloped land	2,936	2,931
Others:
Other investments.	12,441	37

	Ps.524,434	Ps.420,373

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15. and 16.
(ii)	Represents debt certificates issued by the trust in connection with the Company’s securitization program described in Note 16..
(iii)	The book value of parcels of undeveloped land at June 30, 2004 and 2003 is presented net of the impairment loss mentioned in Note 3.c.(ii)c..
(iv)	The Company owns an 18.9% interest in Pérez Cuesta.
(v)	See Note 3.c.(ii) a).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

c.	Mortgages and leases receivable, net:

	As of June 30,
	2004		2003 (As restated)
Current
Credit card receivable	Ps.	13,722	Ps.	19,657
Leases and services receivable		10,203		20,894
Checks to be deposited		9,810		6,177
Pass-through expenses receivable (i)		4,498		5,422
Hotel receivables		4,299		2,761
Debtors under legal proceedings (ii)		26,360		24,392
Mortgage receivable (iii)		388		972
Receivable from the sale of properties		371		2,766
Related parties (Note 11)		79		137
Less:
Allowance for doubtful accounts (Note 21.c.)		(35,299)		(46,774)

	Ps.	34,431	Ps.	36,404

Non-Current
Credit card receivable	Ps.	1,834	Ps.	1,236
Mortgage receivable (iii)		1,047		1,595
Less:
Allowance for doubtful accounts (Note 21.c.)		(45)		(54)

	Ps.	2,836	Ps.	2,777

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by APSA on behalf of tenants.
(ii)	Comprised of Ps. 2.5 million and Ps. 2.3 million related to mortgage receivable and Ps. 23.9 million and Ps. 22.1 million related to leases receivable, at June 30, 2004 and 2003, respectively.
(iii)	Mortgage receivable consists of fixed-rate mortgages. At June 30, 2004, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 216 at a contractual interest rate of 12%. At June 30, 2004, principal payments on mortgage receivable become due as follows: 2005 - Ps. 388; 2006 - Ps. 147; 2007 - Ps. 158; 2008 – Ps. 124; 2009- Ps. 130; thereafter – Ps. 488.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2004	2003 (As restated)
Current
Related parties (Note 11)	Ps. 20,377	Ps. 1,069
Interest rate swap receivable (i)	13,816	307
Prepaid expenses	7,143	3,475
Tax on personal assets to be recovered	4,856	1,066
Less:
Allowance for uncollectibility of tax on personal assets	(3,887)	—
Income tax advances	2,860	1,086
Miscellaneous debtors	2,551	2,770
Value Added Tax (“VAT”) receivable	1,010	310
Asset tax credits	1,009	95
Trust accounts receivable	870	—
Tax credit certificates	563	2,265
Guarantee deposits (ii)	500	901
Prepaid gross sales tax	407	257
Future contracts receivable (iii)	474	40
Debtors under legal proceedings	119	—
Other	80	343

	Ps.52,748	Ps.13,984

Non-Current
Asset tax credits	Ps.56,522	Ps.48,924
Deferred income tax (Note 17)	53,339	69,276
Mortgage receivable (iv)	2,208	2,208
Less:
Allowance for doubtful mortgage receivable (Note 21.c.)	(2,208)	(2,208)
Interest rate swap receivable (i)	—	8,172
Other	17,317	4,052
Less:
Present value – other receivables	(1,384)	(3,110)

	Ps.125,794	Ps.127,314

(i)	Represents the net amount of US$ 50.0 million deposited as collateral and US$ 45.4 million payable for the swap agreement (US$ 47.1 million at June 30, 2003). See Note 14 for details.
(ii)	Includes primarily Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(iii)	The Company maintains a deposit of Ps. 694 as collateral for the future contracts (Ps. 474 net of the fair value of the future contracts). See Note 14 for details.
(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2004		2003 (As restated)
Current
Salguero 3331	Ps.	4,744	Ps.	—
Abril/Baldovinos		3,239		5,397
Torres de Abasto		555		555
Torres Jardín		245		245
Resale merchandise		138		99
Rivadavia 2768		124		116
Bonus merchandise		87		105
Villa Celina		43		53
Dock 13 Puerto Madero		37		37
Minetti “D”		33		42
Dock II Puerto Madero		—		5,648
Madero 1020		—		1,373
Sarmiento 517		—		245
Other inventories		1,327		1,172

	Ps.	10,572	Ps.	15,087

Non-Current
Torres Rosario	Ps.	15,414	Ps.	—
Abril/Baldovinos		4,548		5,822
Salguero 3331		—		2,945

	Ps.	19,962	Ps.	8,767

f.	Trade accounts payable:

	As of June 30,
	2004	2003 (As restated)
Current
Suppliers	Ps.30,771	Ps.19,340
Accruals	10,916	7,249
Imports payable	1,008	964
Related parties (Note 11)	251	173
Other	62	96

	Ps.43,008	Ps.27,822

Non-Current
Imports payable	Ps. 2,865	Ps. 3,609

	Ps. 2,865	Ps. 3,609

g.	Customer advances:

	As of June 30,
	2004	2003 (As restated)
Current
Admission rights (i)	Ps.11,495	Ps.7,442
Advance payments from customers	8,508	3,897
Lease advances (ii)	5,451	4,183

	Ps.25,454	Ps.15,522

Non-Current
Admission rights (i)	Ps.17,444	Ps.14,044
Lease advances (ii)	11,358	11,216

	Ps.28,802	Ps.25,260

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

g.	Customer advances (continued):

(i)	Admission rights represent mainly non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the current and non-current balance includes an advance of Ps. 0.1 million and Ps. 4.4 million, respectively, from NAI in connection with the Rosario Project, which will be settled by offsetting it against the admission rights related to the lease space of the movie theater complex to be constructed by the Company.

(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 7.2 million as of June 30, 2004, respectively, and Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2004 the six-month LIBOR was 1.94%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

h.	Salaries and social security payables:

	As of June 30,
	2004		2003 (As restated)
Provision for vacation and bonuses	Ps.	4,721	Ps.	3,756
Social security payable		2,526		2,042
Other		734		353

	Ps.	7,981	Ps.	6,151

i.	Short-term and long-term debt:

	As of June 30,
	2004		2003 (As restated)
Short-term debt
IRSA Convertible Notes (i)	Ps.	2,632	Ps.	2,765
APSA Convertible Notes (ii)		2,310		2,418
Collateralized Notes (iii)		5,930		2,677
Uncollateralized Loan Agreement (iv)		3,630		32,973
APSA Senior Notes (v)		31,469		5,882
APSA Notes (vi)		50,793		1,066
Collateralized loans (vii)		37,356		33,503
Uncollateralized loans (viii)		1,007		6,150

	Ps.	135,127	Ps.	87,434

Long-term debt
IRSA Convertible Notes (i)	Ps.	255,922	Ps.	279,235
APSA Convertible Notes (ii)		53,578		55,550
Collateralized Notes (iii)		98,643		92,238
Uncollateralized Loan Agreement (iv)		60,664		86,365
APSA Senior Notes (v)		—		29,625
APSA Notes (vi)		—		49,091

	Ps.	468,807	Ps.	592,104

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. According to the agreements, the lenders agreed to receive (i) a cash settlement of US$ 13.6 million, and (ii) new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. See footnotes below for a description of the terms and conditions of each issuance. The Company accounted for the refinancing in accordance with RT 17. Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by RT 17), the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. As a result of the debt restructuring, the Company recognized a Ps. 36.5 million gain in 2003 (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

(i) See Note 10 for details of the issuance of IRSA Convertible Notes.

(ii) On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares (Ps. 0.10). The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. As June 30, 2004 the outstanding balance of Convertible Notes amounted to US$ 49.1 million. In August 20, 2002 and January and November 2003, the Company subscribed US$ 27.3, US$ 2.6 and US$ 1.0 million of APSA Convertible Notes, respectively. The Company has eliminated in consolidation the intercompany balances associated with this transaction and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheets at June 30, 2004 and 2003 amounts to US$ 18.1 million and US$ 20.9 million, respectively.

(iii) In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2004, the carrying value of the debt amounts to US$ 32.9 million. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) with a net book value totaling Ps. 83.9 million at June 30, 2004.

(iv) In connection with the debt restructuring, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”). The principal amount will be amortized in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue a fixed interest rate. Interest is payable quarterly, commencing February 2003. The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. On July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. In addition, on March 17, 2004 the Company repurchased US$ 12 million of the US$ 35 million portion of the Uncollateralized Loan Agreement for US$ 8.6 million in cash. Consequently, at June 30, 2004 the outstanding balance amounts to US$ 20.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(v) On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes due January 13, 2005 (the “APSA Senior Notes”). The APSA Senior Notes were issued in three classes: US$ 40.0 million of Class A-2 Senior Notes; US$ 5.0 million of Class B-1 Senior Notes; and US$ 75.0 million of Class B-2 Senior Notes. Class A-2, Class B-1 and Class B-2 Senior Notes accrue interest at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 an adjusting index (CER) is being applied to the balance. During the year ended June 30, 2003, APSA repurchase its Senior Notes for Ps. 80.8 million. Proceeds received from the issuance of Convertible Notes to finance the repurchase of Senior Notes for Ps. 52.8 million. At June 30, 2003 the outstanding principal balance amounted to Ps. 20.8 million. During the year ended June 30, 2004 the Company made principal payments at maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. In August 2004 APSA repurchased Ps. 13.7 million of its Senior Notes. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

(vi) On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured Notes due April 7, 2005 (the “APSA Notes”). Interest on the APSA Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes include various restrictive covenants, which among other things require APSA to maintain certain financial ratios. During the years ended June 30, 2003, 2002 and 2001, APSA redeemed Ps. 1.8 million, Ps. 15.5 million and Ps. 18.1 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 the balance was comprised of Ps. 49.6 million of principal, Ps. 1.7 million of accrued interest and Ps. (0,5) million of deferred financing cost. Subsequent to June 30, 2004 APSA redeemed an additional Ps. 1.2 million of the Notes.

(vii) At June 30, 2004, collateralized loans primarily include the outstanding balance of a US$ 12 million collateralized loan obtained by Hoteles Argentinos S.A. (a subsidiary of the Company) from Bank Boston N.A due January 2005. Principal is payable in 19 quarterly installments of US$ 0.3 million beginning April 2001 plus US$ 6.3 million payable at maturity. This loan accrues interest at a variable rate, which is also paid quarterly (interest rate ranged between 5.8700% and 6.0713% during 2004). The loan is collateralized by real estate properties with a net book value of Ps. 31.3 at June 30, 2004. At the date of issuance of these consolidated financial statements, the Company had not paid 11 principal and 9 interest installments already matured as a result of the financial crisis and lack of credit in the bank system. Management of Hoteles Argentinos is currently carrying out negotiations with its creditor. Since the creditor has the right to request the acceleration of principal and interest maturities, the entire loan balance has been classified as a current liability. On March 5, 2004, Bank Boston N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from this loan agreement together with all related amendments, guarantees and insurance policies. Consequently, the outstanding obligation of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

(viii) Represent short-term borrowings, which are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 9.0% and 9.6% as of June 30, 2004 and 2003, respectively. APSA generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. APSA had unused lines of credit under the short-term bank lines of Ps. 115.8 million at June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Taxes payable:

	As of June 30,
	2004		2003 (As restated)
Current
Asset tax payable, net	Ps.	4,565	Ps.	5,110
VAT payable		2,483		2,292
Income tax provision, net		2,008		411
Income tax withholdings		1,401		1,106
Gross sales tax payable		956		924
Value added tax withholdings		62		42
Other		166		148

	Ps.	11,641	Ps.	10,033

Non-Current
Gross sales tax payable	Ps.	3,120	Ps.	77
Deferred income tax (Note 17)		3,087		1,607

	Ps.	6,207	Ps.	1,684

k.	Other liabilities:

	As of June 30,
	2004		2003 (As restated)
Current
Director’s fees (Note 11)	Ps.	6,862	Ps.	7,840
Provision for contingencies (Note 21.c.) (ii)		6,439		12,402
Seller financing (i)		5,781		6,625
Related parties (Note 11)		3,150		2,858
Donations payable (Note 11)		3,029		4,827
Dividends payable (Note 11)		2,379		1,521
Accruals		690		444
Guarantee deposits		503		732
Trust account payable		282		—
Contributed leasehold improvements (iii)		212		212
Pending settlements for sales of plots		149		113
Payable from hotel operations		65		113
Other		1,052		1,989

	Ps.	30,593	Ps.	39,676

Non-Current
Provision for contingencies (Note 21.c.) (ii)	Ps.	6,549	Ps.	4,682
Guarantee deposits		3,030		977
Contributed leasehold improvements (iii)		690		902
Dividends payable		—		1,182
Other		20		21
Less:
Present value – other liabilities		(139)		(433)

	Ps.	10,150	Ps.	7,331

(i)	As of June 30, 2004 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, plus Ps. 1.8 million related to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2004, the six-month LIBOR was 1.94%. As of June 30, 2003 the balance also included a principal amount of Ps. 1.0 million plus accrued interest of Ps. 0.5 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP were pledged as collateral for this seller financing. Such seller financing accrued interest at one-year LIBOR. As of June 30, 2003, the one-year LIBOR was 8%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

k.	Other liabilities (continued):

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

(iii) Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2004 and 2003.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2004, the Company had 248,802,993 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

There was no share activity during the year ended June 30, 2002. Following is a detail of the activity during the years ended June 30, 2003 and 2004:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in- capital		Body	Date	Date of registration
Balances as of June 30, 2002	Ps.	207,411,988	Ps.	207,412	Ps.	569,481

Distribution of treasury stock		4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting	November 5 and 27, 2002	November 5, 2002
Conversion of debt into common shares (Note 10)		12,531		13		8	Board of Directors Meeting	August 22, 2003	August 22, 2003

Balances as of June 30, 2003	Ps.	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares and exercise of warrants (Note 10)		36,791,189		36,790		26,016	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending

Balances as of June 30, 2004	Ps.	248,802,993	Ps.	248,803	Ps.	595,505

b.	Capital nature transactions

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. At June 30, 2002 the Company held 4,587,285 shares in treasury. These shares were distributed during fiscal year 2003 to the Company’s shareholders on a pro-rata basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

c.	Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements until February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

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

In addition, certain of the Company’s financial debts contain covenants, which restrict the company’s ability to pay dividends.

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

6.	Segment information

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Others.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

•	Office and other non-shopping center rental properties

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

The accounting policies of the segments are the same as those described in Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Others		Total
Revenues	Ps.	31,116	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	—	Ps.	260,805
Costs		(26,647)		(8,273)		(72,447)		(40,049)		—		(147,416)

Gross profit		4,469		6,871		70,803		31,246		—		113,389
Selling expenses		(3,957)		(54)		(10,872)		(8,150)		—		(23,033)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Gain in credit card trust		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		26,908		2,655		—		64,343

Operating income		860		30,229		63,493		10,138		—		104,720

Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from relate parties		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(13,543)		(4,930)		41,351		10,546
Other expenses, net		—		—		(4,800)		(2,116)		(5,675)		(12,591)

(Loss) income before taxes and minority interest		(5,456)		24,024		41,119		3,092		63,645		126,424
Income tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,489)		19,477		15,533		(2,685)		61,026		87,862

Additions of fixed assets		232		54		20,397		4,390		—		25,073
Depreciation and amortization (a)		(1,217)		5,962		52,612		8,134		—		65,491

Non–current investments in jointly controlled companies		—		—		7,198		—		162,659		169,857

Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		59,469		7,019		326,568		507,712

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,051,505	Ps.	138,497	Ps.	326,568	Ps.	2,202,944

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2003 (as restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Others		Total
Revenues	Ps.	47,241	Ps.	17,770	Ps.	113,754	Ps.	57,730	Ps.	—	Ps.	236,495
Costs		(47,113)		(9,093)		(67,088)		(31,373)		—		(154,667)

Gross profit		128		8,677		46,666		26,357		—		81,828
Selling expenses		(4,023)		(80)		(17,594)		(6,858)		—		(28,555)
Administrative expenses		(6,106)		(4,409)		(21,356)		(13,323)		—		(45,194)
Gain on purchasers rescissions of sales contracts		9		—		—		—		—		9
Loss in credit card trust		—		—		(4,077)		—		—		(4,077)
Gain (loss) from operations and holdings of real estate assets, net		12,944		(1,891)		10,454		—		—		21,507

Operating income		2,952		2,297		14,093		6,176		—		25,518
Amortization of goodwill		—		—		(6,631)						(6,631)
Equity loss from relate parties		(285)		—		(12,072)		—		(2,344)		(14,701)
Financial results, net		(2,132)		(2,095)		83,301		11,056		225,171		315,301
Other income (expenses), net		—		—		13,272		(3,734)		(10,397)		(859)

Income before taxes and minority interest		535		202		91,963		13,498		212,430		318,628
Income tax benefit (expense)		663		(1009)		(46,755)		1,433		49,197		3,529
Minority interest		5,135		(1,386)		(35,212)		(4,249)		—		(35,712)

Net income (loss)		6,333		(2,193)		9,996		10,682		261,627		286,445

Additions of fixed assets		6,606		5,469		3,449		3,150		—		18,674
Depreciation and amortization (a)		3,637		5,961		52,641		7,198		—		69,437

Non–current investments in jointly controlled companies		—		—		8,527		—		30,684		39,211

Operating assets		299,024		255,890		994,917		130,534		—		1,680,365
Non-operating assets		43,835		37,511		49,307		8,255		262,683		401,591

Total assets	Ps.	342,859	Ps.	293,401	Ps.	1,044,224	Ps.	138,789	Ps.	262,683	Ps.	2,081,956

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2002 (as restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International (b)		Others		Total
Revenues	Ps.	54,376	Ps.	44,472	Ps.	—	Ps.	57,396	Ps.	—	Ps.	—	Ps.	156,244
Costs		(43,460)		(13,193)		—		(40,309)		—		—		(96,962)

Gross profit		10,916		31,279		—		17,087		—		—		59,282
Selling expenses		(6,753)		(590)		—		(6,903)		—		—		(14,246)
Administrative expenses		(11,197)		(6,060)		(1,393)		(16,347)		(1,261)		—		(36,258)
(Loss) gain from operations and holdings of real estate assets, net		(26,798)		(49,285)		—		(6,612)		35,855		—		(46,840)

Operating (loss) income		(33,832)		(24,656)		(1,393)		(12,775)		34,594		—		(38,062)
Equity gain (loss) from related parties		1,614		—		(4,611)		(9)		(3,379)		1,814		(4,571)
Financial results, net		(29,048)		(16,668)		—		(12,468)		—		(438,314)		(496,498)
Other expenses, net		—		—		—		—		—		(4,483)		(4,483)

(Loss) income before taxes and minority interest		(61,266)		(41,324)		(6,004)		(25,252)		31,215		(440,983)		(543,614)
Income tax benefit (expense)		4,616		(5,236)		(789)		1,769		(1,282)		(164)		(1,086)
Minority interest		(3,962)		—		—		4,939		—		—		977

Net (loss) income		(60,612)		(46,560)		(6,793)		(18,544)		29,933		(441,147)		(543,723)

Additions of fixed assets		1,639		20,747		—		2,724		—		—		25,110
Depreciation and amortization (a)		(10,342)		9,444		—		9,658		(212)		—		8,548

Non-current investments in jointly controlled companies		—		—		348,648		—		—		2,982		351,630

Operating assets		356,644		276,199		302,670		134,558		—		—		1,070,071
Non operating assets		42,616		33,003		36,167		16,079		29,361		88,753		245,979

Total assets	Ps.	399,260	Ps.	309,202	Ps.	338,837	Ps.	150,637	Ps.	29,361	Ps.	88,753	Ps.	1,316,050

(a)	Included in operating (loss) income.
(b)	This segment includes the results of operations of the Company’s equity investment in Brazil Realty, which was sold in February 2002.

7.	Gain (loss) from operations and holdings of real estate assets, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Income from transactions related to shares of jointly controlled, affiliated and related companies	Ps.	—	Ps.	10,121	Ps.	35,855
Results from holding of investment in real estate		64,343		11,386		(82,695)

	Ps.	64,343	Ps.	21,507	Ps.	(46,840)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

8.	Financial results, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Generated by assets:
Financial operating net results	Ps.	52,858	Ps.	29,704	Ps.	(140,053)
Exchange gain (loss)		16,543		(73,993)		(51,244)
Results from derivative instruments		17,641		79,874		—
Interest income		5,261		17,574		3,993
Interest on discounting assets		1,695		(1,697)		—
Loss on exposure to inflation		—		(13,754)		(10,049)
Other		—		—		(9)

	Ps.	93,998	Ps.	37,708	Ps.	(197,362)

Generated by liabilities:
Discounts	Ps.	7,235	Ps.	36,868	Ps.	—
Gain on exposure to inflation		—		11,847		32,532
Interest on discounting liabilities		(294)		32,063		—
Exchange (loss) gain		(29,578)		262,676		(267,177)
Financial expenses		(60,815)		(65,861)		(64,491)

		(83,452)		277,593		(299,136)

Financial results, net	Ps.	10,546	Ps.	315,301	Ps.	(496,498)

9.	Other expenses, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Other income:
Recovery of allowance for doubtful account, net	Ps.	1,229	Ps.	—	Ps.	—
Gain on early redemption of loans		785		—		—
Gain from the sale of intangible assets		252		2,976		—
Gain on repurchase of debt (i)		—		13,030		—
Gain from the sale of fixed assets		—		768		—
Other		1,448		2,372		1,755

	Ps.	3,714	Ps.	19,146	Ps.	1,755

Other expenses:
Provision for contingencies	Ps.	(5,374)	Ps.	(7,651)	Ps.	—
Tax on personal assets		(3,887)		—		—
Donations		(2,685)		(5,944)		(328)
Tax amnesty plan for gross sales tax payable		(2,133)		—		—
Debit and credit tax		(780)		(955)		(2,177)
Unrecoverable VAT		(727)		(1,178)		(1,686)
Other		(719)		(4,277)		(2,047)

		(16,305)		(20,005)		(6,238)

Other expenses, net	Ps.	(12,591)	Ps.	(859)	Ps.	(4,483)

(i)	During the year ended June 30, 2003, APSA repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, APSA recorded a gain of Ps. 19.8 million (Ps. 12.9 million after tax). Such gain is net of a charge of Ps. 5.4 million (Ps. 3.5 million after tax) relating to the amortization of deferred financing costs associated with the repurchase obligations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

10.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly allocated to the settlement and restructuring of the debts outstanding at that date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003 and 2004, certain holders of IRSA Convertible Notes for a total amount of US$ 12.9 million exercised their conversion rights and, as a result, the Company issued 12,531 shares and 23,734,388 shares of common stock, respectively. During the year ended June 30, 2004, the Company also issued 13,056,801 shares of common stock in exchange for US$ 8.5 million cash as a result of the exercise of warrants. At June 30, 2004 the outstanding balance of IRSA Convertible Notes amounted to US$ 87.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003 (As restated)		2002 (As restated)		2004		2003 (As restated)
Alternativa Gratis S.A.	Subsidiary of IRSA Telecomunicaciones N.V., equity investee of the Company (through Ritelco S.A.).	Mortgages and leases receivables, net (current) Accrued interest Rental income Sales and developments	Ps.	— — — 38	Ps.	— — — —	Ps.	— — 126 —	Ps.	16 — — —	Ps.	5 — — —
Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of APSA	Mortgages and leases receivables, net(current) Other receivables and prepaid expenses (current) Other liabilities (current) Rental income Sales and developments		— — — 97 46		— — — 102 —		— — — 233 —		4 59 (176 — —)		71 84 (79 — —)
APSA	An equity investee of the Company during 2002 (i)	Accrued interest		—		—		12,013		—		—
Banco de Crédito y Securitizacion S.A.	Subsidiary of BHSA, an equity investee of the Company (ii)	Investments non-current		—		—		—		4,590		7,007
Banco Provincia S.A.	Minority shareholder or ERSA, a majority-owned of APSA	Other liabilities - Dividends payable		—		—		—		(303)		(303)
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of PISA ( trough Inversora Bolivar S.A.)	Trade accounts payable (current) Sales and developments		— 1,560		— —		— —		(227 —)		— —
BHSA	Equity investee of the Company (ii)	Investments non-current Results from holding and operations		— 12,300		— 5,136		— (50,445)		158,069 —		23,677 —
Buenos Aires Equity Investment N.V.	Minority shareholder or ERSA, a majority-owned of APSA	Other liabilities - Dividends payable		—		—		—		(34)		(36)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,							Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004			2003 (As restated)		2002 (As restated)		2004			2003 (As restated)
Cresud S.A.C.I.F. y A.	Shareholder of the Company

Mortgages and leases receivables, net (current)

Other receivables and prepaid expenses (current)

Trade accounts payable (current)

Other liabilities (current)

Short and long-term debts-IRSA Convertible Notes

Accrued interest

Rental income

Sales and developments

Cost of services

			Ps.	— — — — — 21 — 361 (92)		Ps.	— — — — — (197 — — —)	Ps.	— — — — — 461 165 — —	Ps.	6 175 (1 (87 (132,942 — — — —	) ) )	Ps.	1 405 (62 (261 (139,140 — — — —	) ) )
Dalor	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of APSA	Other liabilities (current)		—			—		—		(161)			(173)
Dolphin Fund Management S.A..	Related party (iv)

Mortgages and leases receivables, net (current)

Other receivables and prepaid expenses (current)

Trade accounts payable (current)

Other liabilities (current)

Rental income

Sale and developments

Accrued interest

Cost of services

Rental expense

Results from holding and operations

				— — — — — 20 — (109 (138 1,298	) )		— — — — — 17 (32 — — —)		— — — — 151 — — — — —		— 4,920 — — — — — — — —			26 88 (111 (183 — — — — — —	) )
Directors	Related party

Director’s fees

Other liabilities (current)-Director’s fees payable

Director’s guarantee deposits

Bank and financial loans (current)

Bank and financial loans (non current)

Short and long-term debts – IRSA Convertible Notes

				(8,626 — — — — —)			(8,807 — — — — —)		(3,338 — — — — —)		— (6,862 (20 (11 (246 (370	) ) ) ) )		— (7,840 (20 (11 (233 (350	) ) ) ) )
E-Commerce Latina S.A.	Equity investee of APSA	Other receivables and prepaid expenses (current)		—			—		—		17			17
Estudio Zang	Legal services	Cost of services Other liabilities (current) Trade accounts payable (current)		(243 — —)			(376 — —)		— — —		— (160 (23	) )		— — —
Fundación IRSA	Related party (v)	Donations Other liabilities-Donations Payable- (current)		(2,389 —)			(5,007 —)		(83 —)		— (3,029)			— (4,827)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003 (As restated)		2002 (As restated)		2004			2003 (As restated)
Goldman Sachs	Shareholder of APSA	Other liabilities (current) Accrued interest Other liabilities - Dividends payable Bank and financial loan (current) Bank and financial loan (non current)		— (1,382 — — —)		— — — — —		— — — — —		(6 — (2,042 (409 (9,055	) ) ) )		(7 — (1,182 (387 (8,572	) ) ) )
Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Other receivables and prepaid expenses (current) Accrued interest	Ps.	— 61	Ps.	— —	Ps.	— —	Ps.	— —		Ps.	436 —
Hoteles Sheraton de Argentina S.A.	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(119)			—
IFIS S.A.	Indirect shareholder	Other receivables and prepaid expenses (current) Accrued interest		— 54		— —		— —		14,878 —			— —
IRSA telecomunicaciones N.V.	Equity investee of the Company (through Ritelco S.A.).	Other liabilities (current)		—		—		—		(17)			—
Managers, directors and other staff of the Company.	Related parties (iii)	Other receivables and prepaid expenses (current) Other receivables and prepaid expenses (non-current) Expenses to be recovered		— — 5		— — 3		— — 135		327 12 —			36 17 —
Parque Arauco	Shareholder of APSA	Other liabilities (current) Bank and financial loan (current) Bank and financial loan (non current) Accrued interest		— — — (7,016)		— — — —		— — — —		(2,424 (1,998 (44,219 —	) ) )		(2,155 (1,892 (41,857 —	) ) )
Pérez Cuesta S.A.	Equity investee of APSA	Dividends receivable		—		—		—		75			75
Red Alternativa S.A.	Subsidiary of IRSA Telecomunicaciones N.V., equity investee of the Company (through Ritelco S.A.).	Mortgages and leases receivables, net (current) Other receivables and prepaid expenses (current) Rental income Sales and developments Expenses to be recover		— — 137 16 —		— — 119 — 65		— — 53 — —		53 1 — — —			34 3 — — —
Valle de las Leñas S.A.	Equity investee	Accrued interest		—		76		—		—			—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

(i)	On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the “Loan Agreements”). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements was the lesser of (i) variable cost of money for the Company in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and accrued an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million. During the year ended June 30, 2003 the Company subscribed an additional amount of US$ 2.6 million.

(ii)	The Company is a shareholder of BHSA and BACSA. During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting.

(iii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 339 and Ps. 53 as of June 30, 2004 and 2003, respectively. Such balances are to be repaid via scheduled payroll deductions.

(iv)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.

(v)	A not-for-profit organization whose chairman is Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2004 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	27,972	Ps.	—	Ps.	—	Ps.	—	Ps.	25,822	Ps.	6,677	Ps.	36,155	Ps.	498,612	Ps.	595,238
Mortgages and leases receivable, net		19,664		4,286		2,579		1,674		2,836		5,326		902		—		37,267
Other receivables and prepaid expenses		26,962		8,546		14,249		428		70,631		—		2,563		55,163		178,542

	Ps.	74,598	Ps.	12,832	Ps.	16,828	Ps.	2,102	Ps.	99,289	Ps.	12,003	Ps.	39,620	Ps.	553,775	Ps.	811,047

Liabilities
Trade accounts payable	Ps.	36,333	Ps.	421	Ps.	274	Ps.	200	Ps.	2,865	Ps.	5,780	Ps.	—	Ps.	—	Ps.	45,873
Customer advances		10,022		5,492		5,034		4,906		28,802		—		—		—		54,256
Salaries and social security payable		4,342		2,589		1,050		—		—		—		—		—		7,981
Mortgages payable		—		—		—		2,218		—		—		—		—		2,218
Short and long term debt		3,625		2,659		33,067		58,420		468,807		37,314		42		—		603,934
Taxes payable		6,270		4,620		63		688		3,120		—		—		3,087		17,848
Other liabilities		8,470		9,120		6,166		172		2,036		219		6,446		8,114		40,743

	Ps.	69,062	Ps.	24,901	Ps.	45,654	Ps.	66,604	Ps.	505,630	Ps.	43,313	Ps.	6,488	Ps.	11,201	Ps.	772,853

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	1,492	Ps.	12,411	Ps.	25,223	Ps.	—	Ps.	44,089	Ps.	512,023	Ps.	595,238
Mortgages and leases receivable, net		173		57		206		961		34,052		1,818		37,267
Other receivables and prepaid expenses		28,512		4		563		—		23,673		125,790		178,542

	Ps.	30,177	Ps.	12,472	Ps.	25,992	Ps.	961	Ps.	101,814	Ps.	639,631	Ps.	811,047

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,008	Ps.	2,865	Ps.	42,000	Ps.	—	Ps.	45,873
Customer advances		—		—		1,220		7,277		24,234		21,525		54,256
Salaries and social security payable		—		—		—		—		7,981		—		7,981
Mortgages payable		—		—		—		—		2,218		—		2,218
Short and long term debt		114,672		457,971		21,379		—		(924)		10,836		603,934
Taxes payable		35		320		—		—		11,606		5,887		17,848
Other liabilities		2,586		—		5,781		—		22,226		10,150		40,743

	Ps.	117,293	Ps.	458,291	Ps.	29,388	Ps.	10,142	Ps.	109,341	Ps.	48,398	Ps.	772,853

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

13.	Restricted assets

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

(iii) The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

14.	Derivative instruments

The Company’s derivative activity during fiscal years 2004, 2003 and 2002 is presented below:

-	Interest rate swap agreement

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. The swap agreement is carried on the consolidated balance sheet at its fair market value. The fair market value of the swap agreement amounted to US$ (45.4) million and US$ (47.1) million at June 30, 2004 and 2003, respectively. During the years ended June 30, 2004, 2003 and 2002, the Company recognized a net gain (loss) of Ps. 11.2 million, Ps. 79.9 million and Ps. (162.5) million, respectively, in connection with the swap agreement. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

-	Foreign currency forward-exchange contracts

In the past, consistent with its risk management policies, APSA used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, APSA had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain of Ps. 0.3 million during the year ended June 30, 2002 related to these contracts.

-	Future contracts to purchase metals

The Company also engages in trading of certain financial instruments. At June 30, 2004 the Company had three future contracts outstanding to purchase 300 ounces of silver at an average price of US$ 6.075 maturing in December 2004. As collateral for these agreements the Company maintains a deposit of Ps. 694 (Ps. 474 net of the fair value of the future contracts), which has been recorded within “Other receivables and prepaid expenses” in the accompanying consolidated balance sheet. Results recognized during fiscal year 2004 in connection with metal future transactions amounted to Ps. 4,172 (U$S 1,447), which are disclosed within “Financial results, net – Financial operating net results” in the accompanying Consolidated Income Statement.

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the Consolidated Financial Statements. The Company’s retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. As a result of the economic measures issued by the Argentine government, the mortgages receivables transferred to the trust as well as the certificates issued by the trust were converted into Argentine pesos at the exchange rate of Ps.1 per US$ 1. In addition, such balances are being adjusted by CER or “coeficiente de estabilización de referencia”, an adjusting index that approximates inflation. At June 30, 2004 the Company’s retained interest in Class D equity security amounted to Ps. 5,927. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under certain of these programs, in the past, the Company acted as the servicer on the accounts and received a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At June 30, 2004 the Company has eight securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

17.	Income and asset tax

As described in Note 3.n., the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 consists of the following:

	2004		2003 (As restated)		2002 (As restated)
Current income and asset tax expense	Ps.	8,303	Ps.	3,532	Ps.	8,474
Deferred income tax expense (benefit)		17,417		(7,061)		(7,388)

Income and asset tax expense (benefit)	Ps.	25,720	Ps.	(3,529)	Ps.	1,086

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2004 and 2003 are presented below:

	Balances at beginning of year (As restated)		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	1,881	Ps.	(8,493)	Ps.	(6,612)
Accounts receivable		6,394		(3,982)		2,412
Other receivables and prepaid expenses		971		(2,442)		(1,471)
Inventory		18		637		655
Fixed assets		(12,979)		(1,110)		(14,089)
Intangible assets		(1,881)		1,320		(561)
Short-term and long-term debt		13,488		(5,775)		7,713
Other liabilities		5,181		—		5,181
Tax loss carryforwards		96,504		7,375		103,879
Valuation allowance		(41,908)		(4,947)		(46,855)

Net deferred income tax asset (liability)	Ps.	67,669	Ps.	(17,417)	Ps.	50,252

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Pretax income (loss)	Ps.	126,424	Ps.	318,628	Ps.	(543,614)
Statutory income tax rate		35%		35%		35%
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	44,248	Ps.	111,520	Ps.	(190,265)
Non-deductible expenses		4,405		5,854		2,734
Net loss (gain) in related companies net of intercompany transactions		8,256		57,213		(38,689)
Change in valuation allowance		4,947		(133,085)		134,510
Inflation adjustment, net of impairment effect		(33,192)		(12,898)		95,109
Others, net		(2,944)		(32,133)		(2,313)

Income and asset tax expense (benefit)	Ps.	25,720	Ps.	(3,529)	Ps.	1,086

As of June 30, 2004, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 296.7 million, which expire at various dates beginning 2005 and ending 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	87,862	Ps.	286,445	Ps.	(543,723)
Plus: income impact of assumed conversions:
Interest expense on convertible debt		22,082		14,064		—
Foreign currency exchange gain (loss)		15,583		(72,999)		—
Income tax effects		—		20,627		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	125,527	Ps.	248,137	Ps.	(543,723)

Denominator:
Weighted-average number of shares outstanding	Ps.	225,005	Ps.	209,840	Ps.	207,412
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		329,266		229,209		—

Adjusted weighted-average number of shares	Ps.	554,271	Ps.	439,049	Ps.	207,412

Basic and diluted EPS:
Basic EPS	Ps.	0.39	Ps.	1.37	Ps.	(2.62)
Diluted EPS	Ps.	0.23	Ps.	0.57	Ps.	(2.62)

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2004	2003 (As restated)	2002 (As restated)
Cash and banks	93,096	89,883	29,802
Current investments	70,804	142,118	41,348

Total cash and banks and current investments as per balance sheet	163,900	232,001	71,150
Less: Items not considered cash and cash equivalents

- Mutual funds	33,647	29,740	—
- Retained interest in transferred credit card receivable	6,677	4,719	—
- Government bonds	365	3,124	—
- Retained interest in transferred mortgages receivable	252	1,323	—
- Banco Hipotecario S.A.	—	—	12,946
- Telecom Argentina S.A.	—	—	27,928
- Other investments	46	38	—

Cash and cash equivalents as shown in the statement of cash flows	122,913	193,057	30,276

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.n., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

Reconciliation of net income (loss):	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Net income (loss) under Argentine GAAP	Ps.	87,862	Ps.	286,445	Ps.	(543,723)
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 20.I.(b))		(46,814)		48,041		(329,598)
Accounting for marketable securities (Note 20.I.(c))		(5,297)		(2,092)		3,607
Accounting for derivatives and hedging activities (Note 20.I.(d))		—		—		(7,586)
Non-contributory management stock ownership plan (Note 20.I.(e))		—		(38,941)		(12,980)
Depreciation of fixed assets (Note 20.I.(f))		(3,822)		(2,396)		9,342
Pre-operating and organization expenses (Note 20.I.(g))		(151)		5,175		1,736
Depreciation and amortization expense (Notes 20.I.(h) and (j))		4,151		4,795		134
Securitization accounting (Note 20.I.(i))		(1,787)		5,469		(2,264)
Present-value accounting (Note 20.I.(k))		9,271		(8,026)		—
Restoration of previously recognized impairment losses (Note 20.I.(l))		(63,067)		(25,384)		—
Accounting for convertible notes (Note 20.I.(m))		(7,931)		(10,468)		—
Reversal of gain recognized on troubled debt restructuring (Note 20.I.(n))		11,972		(30,153)		—
Accounting for real estate barter transactions (Note 20.I.(o))		(681)		—		—
Deferred charges (Note 20.I.(q))		—		213		—

Carry forward	Ps.	(16,294)	Ps.	232,678	Ps.	(881,332)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income (loss):	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Brought forward	Ps.	(16,294)	Ps.	232,678	Ps.	(881,332)
Amortization of fees related to APSA Senior Notes (Note 20.I.(r))		597		503		—
Software obtained for internal use (Note 20.I.(s))		157		129		—
Accounting for changes in interest in consolidated affiliated companies (Note 20.I.(t))		—		(20)		—
Capitalization of interest costs (Note 20.I.(u))		1,277		—		—
Deferred income tax (Note 20.I.(v))		13,192		(722)		(35,471)
Minority interest (Note 20.I.(w))		3,896		2,558		15,288

Net income (loss) under US GAAP	Ps.	2,825	Ps.	235,126	Ps	(901,515)

Earnings per share under US GAAP (Note 20.II.(k):
Basic net income (loss) per common share	Ps.	0.01	Ps.	1.12	Ps.	(4.35)
Diluted net income (loss) per common share	Ps.	0.01	Ps.	0.60	Ps.	(4.35)

Reconciliation of shareholders’ equity:	As of June 30,
	2004		2003 (Restated)
Total shareholders’ equity under Argentine GAAP	Ps.	959,854	Ps.	809,186
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 20.I.(b))		(160,079)		(127,691)
Depreciation of fixed assets (Note 20.I.(f))		(9,439)		(5,617)
Pre-operating and organization expenses (Note 20.I.(g))		(1,761)		(1,610)
Mortgage payable with no stated interest rate (Note 20.I.(h))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 20.I.(j))		18,305		20,813
Depreciation and amortization expense (Note 20.I.(h) and (j))		4,849		698
Securitization accounting (Note 20.I.(i))		(660)		(2,199)
Present-value accounting (Note 20.I.(k))		1,245		(8,026)
Restoration of previously recognized impairment losses (Note 20.I.(l))		(88,451)		(25,384)
Accounting for convertible notes (Note 20.I.(m))		17,792		25,723
Reversal of gain recognized on troubled debt restructuring (Note 20.I.(n))		(18,181)		(30,153)
Accounting for real estate barter transactions (Note 20.I.(o))		(681)		—
Appraisal revaluation of fixed assets (Note 20.I.(p))		(3,953)		(3,953)
Amortization of fees related to APSA Senior Notes (Note 20.I.(r))		(402)		(999)
Software obtained for internal use (Note 20.I.(s))		(29)		(186)
Capitalization of interest costs (Note 20.I.(u))		1,277		—
Deferred income tax (Note 20.I.(v))		(221,750)		(232,802)
Minority interest (Note 20.I.(w))		91,833		87,032

Shareholders’ equity under US GAAP	Ps.	587,740	Ps.	502,803

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:	For the year ended June 30,
	2004		2003
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	502,803	Ps.	197,124

Amortization of deferred compensation expense		—		38,941
Conversion of debt into common shares		36,790		21
Additional paid-in-capital common stock		22,271		23,524
Additional paid-in-capital warrants		3,745		—
Unrealized gain on available-for-sale securities		3,501		1,272
Unrealized gain on retained interest in securitization programs		1,379		1,049
Unrealized loss on available-for-sale securities on equity investees		14,426		5,746
Net income under US GAAP		2,825		235,126

Shareholders’ equity under US GAAP at the end of the year	Ps.	587,740	Ps.	502,803

(a)	Restatement of the US GAAP reconciliation

Consolidation of LLR

As discussed in Note 2.d., under Argentine GAAP and as a result of the adoption of RT No. 21, the Company began consolidating LLR during fiscal year 2004. As required by the transition provisions of this standard, the Company’s prior year’s financial statements were restated. As a result, the US GAAP reconciliation footnote has also been restated to reflect the US GAAP adjustments of LLR on a consolidated basis. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net income (loss) for the years ended June 30, 2003 and 2002 and of consolidated shareholders’ equity as of June 30, 2003.

Change to the equity method of accounting

As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s shares from market value to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. Under US GAAP, the investment had been originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses had been excluded from income and reported as a separate component of shareholders’ equity, except when the decline in fair value was considered “other-than temporary”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(a)	Restatement of the US GAAP reconciliation (continued)

The impact of the restatement on previously reported US GAAP amounts of consolidated net income (loss) for the years ended June 30, 2003 and 2002 and of consolidated shareholders’ equity as of June 30, 2003 is presented in the following table:

	2003				2002
	Shareholders’ equity		Net income		Net loss
Amounts as previously reported	Ps.	630,693	Ps.	191,248	Ps.	(731,470)

Impact of US GAAP adjustments on equity investees		(125,477)		39,481		(175,112)
Accounting for marketable securities		—		6,765		7,795
Deferred income tax		(4,825)		(2,368)		(2,728)
Minority interest		2,412		—		—

Amounts as restated	Ps.	502,803	Ps.	235,126	Ps.	(901,515)

The effect of this restatement on previously reported US GAAP amounts of comprehensive income (loss) for the years ended June 30, 2003 and 2002 and of accumulated other comprehensive income at June 30, 2003 is as follows:

	2003				2002
	Accumulated other comprehensive income		Comprehensive income		Comprehensive loss
Amounts as previously reported	Ps.	3,945	Ps.	197,957	Ps.	(629,267)
Amounts as restated	Ps.	5,303	Ps.	243,193	Ps.	(804,379)

The effect of this restatement on the amounts of basic and diluted net income (loss) per share reported under US GAAP for the year ended June 30, 2003 and 2002 is as follows:

	As previously reported		As restated
Basic net income per share for the year ended June 30, 2003	Ps.	0.91	Ps.	1.12
Diluted net income per share for the year ended June 30, 2003		0.47		0.60
Basic net loss per share for the year ended June 30, 2002		(3.53)		(4.35)
Diluted net loss per share for the year ended June 30, 2002		(3.53)		(4.35)

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net (loss) gain of Ps. (46.8) million, Ps. 48.0 million and Ps. (329.6) million for the years ended June 30, 2004, 2003 and 2002, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

These adjustments primarily include the effect of the different accounting treatment between Argentine GAAP and US GAAP in accounting for the Company’s investment in BHSA as a result of the restatement recorded under US GAAP. As discussed in Note 20.I.(a), the US GAAP reconciliation was restated to retroactively reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary while under Argentine GAAP prior to fiscal year 2004 the investment was carried at fair market value. As from fiscal year 2004, under Argentine GAAP the investment in BHSA is also accounted for under the equity method of accounting. There are significant US GAAP adjustments that affect the Company’s equity investment in BHSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans; (d) the accounting for secured loans received from the Argentine Government in exchange for Argentine public-sector debt instruments; and (e) the accounting for impairments of fixed and foreclosed assets.

These adjustments also include the effects of US GAAP adjustments of other equity investees related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate.

As discussed in Note 2.b.(iii), in early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional ownership interest. As such, the Company changed the method of accounting from the equity method to consolidation accounting as from July 1, 2002. As a result, the 2003 and 2004 US GAAP adjustments related to APSA are reflected on separate reconciling items and were not included as part of this adjustment for those years.

These adjustments were also restated to eliminate the impact of US GAAP differences related to the Company’s investment in LLR which, as from fiscal year 2004, is being presented on a consolidated basis.

(c)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, during fiscal year 2003, the Company recognized in earnings unrealized holding losses amounting to Ps. 7,697.

During the years ended June 30, 2004, 2003 and 2002, proceeds from the sale of available-for-sale securities were Ps. 120.0 million, Ps. 263.7 million and Ps. 0 million, respectively. Gross realized gain (loss) was Ps. 3.2 million, Ps. (6.0) million and Ps. 0 million for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company’s investments consist of the following (in thousands):

			Gross Unrealized
	Cost	Fair Value	Gain	Loss
June 30, 2002
Dolphin Fund	Ps.31,198	Ps.27,960	Ps.—	Ps.3,238

	Ps.31,198	Ps.27,960	Ps.—	Ps.3,238

June 30, 2003
Dolphin Fund	Ps.31,198	Ps.29,738	Ps.—	Ps.1,460
O’higgins Fund (i)	8,460	7,450	—	1,010
Morgan Stanley FCI (i)	27,019	26,333	—	686
Citibank Fund (i)	12,941	9,863	—	3,078
Río Bank Fund (i)	1,538	1,536	—	2
Optium Fund	714	717	3	—
Raymond Fund	2,417	2,417	—	—
ABN- Asset Management	1,534	1,540	6	—
Deutche Fund (i)	20,198	17,277	—	2,921
Other mutual funds	5,299	5,314	15	—
Government bonds	1,330	1,620	290	—

	Ps.112,648	Ps.103,805	Ps. 314	Ps.9,157

June 30, 2004
Dolphin Fund	Ps.27,883	Ps.31,866	Ps.3,983	Ps.—
NCH Development Partner	1,787	1,781	—	6
Raymond Fund	998	1,025	27	—
Rembrandt Fund	1,755	1,759	4	—
Other mutual funds	24,336	24,371	35	—
Government bonds	191	299	108	—

	Ps.56,950	Ps.61,101	Ps.4,157	Ps. 6

(i)	The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

This adjustment was restated to reflect the change in the method of accounting for the Company’s investment in BHSA as discussed in Note 20.I.(a).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities

As discussed in Note 3.v., from time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

Under Argentine GAAP, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2004 and 2003 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

The income statement difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation for the year ended June 30, 2002 relates to a foreign forward-exchange contract entered into by the Company in the past to hedge a portion of its net investment in its foreign operations. On February 7, 2000, the Company had entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in its Brazilian subsidiary. Under Argentine GAAP, gains and losses under this contract were recognized in earnings. Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income (OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 did not have any impact on the Company’s financial position and results of operations. Prospectively, under US GAAP, the entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative’s changes in fair value, however, must be recorded in current earnings. As discussed in Note 2.g, the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities (continued)

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

(e)	Noncontributory management stock ownership plan

As discussed in Note 5.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”). On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

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

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and was being amortized on a straight-line basis over 7 years. The Company had recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

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

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) was less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost was recognized on the modification. However, the unearned compensation expense was recognized to expense on the date the accelerated vesting occurred. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 17,618 and Ps. 12,980 for the years ended June 30 2001 and 2002, respectively.

As discussed in Note 5.e., at June 30, 2003 all the shares held by the trust had been sold and proceeds distributed to the beneficiaries. As a result, during the year ended June 30, 2003 the Company recognized in earnings the remaining portion of unearned compensation expense amounting to Ps. 38,941. No additional compensation cost was recognized since the award’s intrinsic value on the modification date was less than the award’s intrinsic value on the original measurement date.

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income (loss) under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003		Year ended June 30, 2002
	As reported	Pro forma	As reported	Pro forma
Net income (loss)	191,248	194,621	(731,470)	(730,346)
Net income (loss) before accounting changes	191,248	194,621	(731,470)	(730,346)
Basic net income (loss) per share	0.911	0.927	(3.53)	(3.52)
Diluted net income (loss) per share	0.47	0.48	(3.53)	(3.52)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Depreciation of fixed assets

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

As discussed in Note 3.e., during the years ended June 30, 2002 and 2003 the Company recognized impairment charges relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustments for the years ended June 30, 2002 and 2003 also include the partial reversal of such impairments.

(g)	Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs relating to pre-opening activities of the Company’s shopping centers and expenses incurred in the organization of subsidiaries. These expenses are amortized on a straight-line basis over a 3 to 5 year period commencing upon the opening of the shopping center or launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

(h)	Mortgage payable with no stated interest rate

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

As discussed in Notes 15 and 16, the Company has entered into securitization programs, through which the Company sold a portion of its mortgage receivable and credit card balances to trusts that issued certificates to public and private investors.

Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to certain agreements, in the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). A loss of Ps. 6.5 million and Ps. 7.3 million was recognized from the sale of credit card receivables and mortgages receivables during the years ended June 30, 2004 and 2002, respectively.

The retained interests in mortgage and credit card receivables are treated as a debt security classified as available-for-sale in accordance with SFAS No. 115 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, the Company recognized in earnings during fiscal year 2003 unrealized holding losses amounting to Ps. 841.

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2004		2003		2002
Proceeds from securitizations	Ps.	65,479	Ps.	4,950	Ps.	18,761
Servicing fees received (i)		—		—		200

(i)	As from April 1, 2002, the Company is no longer the servicer on the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2004, 2003 and 2002:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2001	Ps.	—	Ps.	—	Ps.	—
Retained interest in portfolios sold		4,672		—		4,672
Unrealized loss		—		(1,045)		(1,045)

Balance at June 30, 2002	Ps.	4,672	Ps.	(1,045)	Ps.	3,627
Incorporation of APSA (i)		5,194		(2,376)		2,818
Unrealized net gain (ii)		—		858		858

Balance at June 30, 2003	Ps.	9,866	Ps.	(2,563)	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	15,769		763		16,532

(i)	Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related unrealized loss was recognized by APSA in earnings during fiscal year 2002.
(ii)	Net of unrealized holding losses recognized in earnings during fiscal year 2003 amounting to Ps. 841.

As of June 30, 2004 and 2003, the gross net unrealized gain (loss) has been offset by a deferred tax (loss) benefit of Ps. (267) and Ps. 897, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2004, the estimated cash flows have been discounted at 10.9% for mortgage receivables and 23% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2004 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate	Ps.	(880)	Ps.	(1,659)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The Company’s managed mortgage and credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables securitizations on the consolidated balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

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

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the 2004 and 2003 US GAAP income adjustments primarily represent the reversion of the amortization charges recorded under Argentine GAAP during those years.

(k)	Present-value accounting

As indicated in Note 3.j, under Argentine GAAP, certain other receivables and liabilities are measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

In addition, as mentioned in Note 4 i.(iv), subsequent to June 30, 2003 the Company repurchased US$ 16 million of the Uncollateralized Loan Agreement. As required by Argentine GAAP, at June 30, 2003 the Company recorded this portion of the Uncollateralized Loan Agreement at its settlement cost, recognizing a gain on early redemption of debt of Ps. 10.7 million. Under US GAAP, such a gain was recorded during fiscal year 2004 when settlement occurred.

(l)	Restoration of previously recognized impairment losses

As discussed in Notes 3.c.(ii).c), 3.d. and 3.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 and 2004 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Amounts reversed during fiscal years 2003 and 2004 amounted to Ps. 25.4 million and Ps. 64.3 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP during fiscal year 2004 amounted to Ps. 1.3 million and is shown netted against the reversal of the restored impairment under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Accounting for convertible notes

As discussed in Note 10, in November 2002 the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and warrants.

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Discount amortization recognized during the years ended June 30, 2003 and 2004 totaled Ps. 3,102 and Ps. 9,362, respectively. These amounts include Ps. 2 and Ps. 3,881 of accelerated amortization recognized as a result of conversions made during those years, respectively. As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 7,185 and Ps. (1,431) during the years ended June 30, 2003 and 2004, respectively. The Company also recognized a loss of Ps. 181 during the year ended June 30, 2003 related to inflation adjustment.

During the years ended June 30, 2003 and 2004 certain holders of IRSA Convertible Notes for a total amount of US$ 12.9 million, exercised its conversion rights and, as a result, the Company issued 12,531 shares and 23,734,388 shares of common stock, respectively. Upon conversion, the Company issued US$ 12.9 million of warrants, of which US$ 7.1 million had been exercised at June 30, 2004. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. 3.745 from additional paid-in capital to additional paid-in capital of warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.i., in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 3.8 million and Ps. 5.0 million for the years ended June 30, 2003 and 2004, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP totaled Ps. 10.2 million and Ps. (1.7) million during the years ended June 30, 2003 and 2004, respectively.

As discussed in Note 4.i.(iv) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under US GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under US GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(o)	Accounting for real estate barter transactions

During the year ended June 30, 2004 the Company entered into two non-monetary transactions with third parties pursuant to which the Company sold two parcels of land held for sale in the ordinary course of business in exchange for cash and other real estate properties.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized. As a result, the Company recorded a loss of Ps. 763 and a gain of Ps. 907 during the year ended June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Accounting for real estate barter transactions (continued)

Under US GAAP, the Company applies APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 states that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and non-monetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

As monetary consideration represented less than 25% of the fair value of the exchange, under US GAAP the Company recognized a pro-rata gain amounting to Ps. 226 in connection with one of the above-mentioned transactions. As a result, the US GAAP adjustment represents the partial reversal of the gain recognized under Argentine GAAP.

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

Under Argentine GAAP, APSA had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

(r)	Amortization of fees related to APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to APSA Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 9(i), APSA redeemed a portion of its Senior Notes during fiscal years 2003. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

(s)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. During the years ended June 30, 2004 and 2003 the Company reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.2 million and Ps. 0.1 million, respectively, related to costs that were capitalized under Argentine GAAP in prior years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 20.II.(b), for the income statement classification difference of this gain.

(u)	Capitalization of interest costs

As discussed in Note 3.e., the Company resumed the Rosario development project during fiscal year 2004. However, under Argentine GAAP no interest costs were capitalized during fiscal year 2004 since the Company had recognized an impairment charge related to this project during fiscal year 2003 which was partially reversed during fiscal year 2004 up to the limit of its estimated fair value at year-end.

Under US GAAP, as indicated in Note 20.I.(l), the Company did not reverse the impairment charges originally recorded. Since the Rosario development project is a qualifying asset under SFAS 34, “Capitalization of Interest Cost” during fiscal year 2004 the Company capitalized Ps. 1.3 million of interest costs.

(v)	Deferred income tax

As discussed in Note 3.n, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(w)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 50.2 million and 67.7 million at June 30, 2004 and 2003, respectively, as follows: Ps. 53.3 million and Ps. 69.3 million, respectively, as non-current other receivables; and Ps. 3.1 million and Ps. 1.6 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2004 and 2003, Ps. 8.1 million and Ps. 11.7 million, respectively, would have been classified as current assets, and Ps. 42.1 million and Ps. 56.0 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income (loss) or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of Income classification differences

Gross revenue tax

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 251.4 million, Ps. 230.1 million and Ps. 153.2 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Operating income (loss)

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” and “Equity gain (loss) from related companies”, would have been included in the determination of operating income (loss).

Accordingly, operating income (loss) under US GAAP but using Argentine GAAP numbers would have been Ps. 104.7 million, Ps. 15.7 million and Ps. (42.0) million for the years ended June 30, 2004, 2003 and 2002, respectively.

Extraordinary items

As discussed in Note 20.I.(t), during 2003 APSA acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 426 would have been recognized as an extraordinary item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Statement of changes in shareholders´ equity classification differences

As discussed in Note 5.b., from time to time the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. Under Argentine GAAP, the Company records the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 6, the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. As a result, no additional information is presented in this reconciliation footnote.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next five years, as of June 30, 2004, are as follows:

2005	Ps.	134,120
2006		17,860
2007		80,368
2008		291,643
2009		53,581
2010		25,355

	Ps.	602,927

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2004, 2003 and 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Operating leases (continued)

- Operating lease information (continued):

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2004 and 2003 were contingent rentals of Ps. 16.6 million and Ps 10.8 million, respectively.

(g)	Disclosure of related party transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the “Employment Agreements”) with certain executives (collectively herein referred to as the “Employees”), pursuant to which each executive is serving in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees are each entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company’s shareholders at an extraordinary shareholders’ meeting on April 7, 1998. The initial term of these employment agreements is seven years; however, the agreements may be terminated prior to their expiration by the Company or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation. The Executive Employment Agreement with one executive was terminated during fiscal year 2004 as a consequence of its resignation as director of our company.

- APSA loan: On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of the Company’s respective loans to the payment of APSA’s senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (I) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal balance of these loans was Ps. 43.6 million. In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to the Company’s subscription of APSA’s convertible notes for US$27.2 million.

- Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed convertible notes issued by APSA for US$ 27.2 million. Furthermore, in January 2003, the Company purchased US$ 2.6 million Convertible Notes issued by APSA. At June 30, 2004, the Company owned 62.6% of APSA’s common shares. Assuming the Company exercises its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA’s other bondholders, the Company would own 83.7% of APSA’s common shares. In the case all shareholders exercise their conversion rights and the Company exercises them as well, the Company would own 59.95% of APSA’s common stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Repurchase Agreement with APSA: On February 17, 2003, the Company and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which the Company and Parque Arauco Argentina S.A. granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million, nominal value, of Class A-2 Notes and Ps. 10.0 million nominal value of Class B-2 Notes with the Company; and other of Ps. 2.8 million, nominal value, of Class A-2 Notes and Ps. 5.0 million, nominal value, of Class B-2 Notes with Parque Arauco Argentina S.A. On September 5, 2004, APSA agreed to repurchase the securities, effective December 6, at a price of Ps. 4.5 million and Ps. 2.3 million to us and Parque Arauco Argentina S.A., respectively. The agreement is likely to be renewed upon expiration.

- Purchase of the Company’s shares by Cresud: As of June 30, 2004, Cresud had invested in shares of the Company for a total amount of Ps. 162.9 million, resulting in a 25.42 % ownership at June 30, 2004. Certain directors and shareholders of the Company, are also shareholders and/or directors of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive-right offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds were fully received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company’s Convertible Notes. As of November 30, 2004, 27.5% of the Company’s common shares are property of Cresud. During fiscal year 2004, Cresud decided to convert 5 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the Company’s other bondholders, Cresud would own 59.5% of the Company’s common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 36.9% of the Company’s common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company’s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 5.e. for further details.

- Donations: During the years ended June 30, 2004, 2003, and 2002, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 0.04 million, Ps. 3.3 million and Ps. 0.1 million, respectively, of which Ps. 2.4 million had not been paid at June 30, 2004. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices from two companies which are controlled by certain executives or directors and their relatives. Rental expense incurred during the years ended June 30, 2004, 2003 and 2002 amounted to Ps. 138, Ps. 200 and Ps. 274, respectively.

The Company leased office space to Cresud until December 2001. Certain directors and shareholders of the Company are also shareholders and/or directors of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 165 for the year ended June 30, 2002.

The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Red Alternativa S.A and Consultores Land Interventures S.A. (formerly Dolphin Interventures S.A.). The agreement with Consultores Land Interventures S.A. expired in January 2002 and the agreement with Altocity.com expires in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 it is still in effect. The leases are for monthly rents of Ps. 8.3 plus CER.

The Company leases to Tarshop the seventh floor of the Company’s property located in Suipacha 664 although the lease agreement expired on August 10, 2004, it is still in effect. Monthly rent income amounts to Ps. 3.7.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

In December 2003 Cresud moved its administrative offices to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Cresud lease its administrative offices and five parking lot attendants from Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial term of 60 months with an extension option for 36 additional months. We pay a monthly rent of US$ 2,979, with the first two months’ free.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net gains of Ps. 4.4 million, Ps. 13.1 million and Ps. 28.2 million, for the years ended June 30, 2004, 2003 and 2002 respectively.

- Investment in Banco Hipotecario S.A.: As of June 30, 2003 the Company owned 6.4% of BHSA as well as 2,687,500 warrants to purchase additional shares. On December 30, 2003, the Company purchased 4,116,267 additional shares and 37,537 additional warrants of BHSA, for a total consideration of US$ 11.1 million. On February 2, 2004, the Company exercised a substantial portion of the warrants and, as a result, the Company acquired 4,774,000 shares of BHSA for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, the Company sold 2,487,571 shares of BHSA to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps. 7.0 per share). The Company recognized a loss in connection with the sale amounting to Ps. 1.6 million.

As a result of the purchase of additional shares and the exercise of warrants of BHSA and considering the exercise of significant influence and the intention to maintain the current participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA from fair market value to the equity method of accounting.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, as of June 30, 2003, the Company and APSA provide corporate services in the areas of institutional relations, finance and human resources to the Company and Cresud.

In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which the Company share corporate services with APSA and Cresud. The Company’s chairman and vice-chairman are also chairman and vice-chairman of Cresud.

- Legal services: During the years ended June 30, 2004, 2003 and 2002, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.1 million, Ps. 1.4 million and Ps. 1.8 million, respectively, for legal services. Certain directors or alternative directors of the Company, are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 20.II.(i) for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets approximate fair value.

Marketable securities

The fair value of marketable securities is based on quoted market prices for those or similar investments. Marketable securities are carried at fair value on the consolidated balance sheet.

Mortgages and leases receivable, net

The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2004 and 2003, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 16.5 million and Ps. 7.3 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2004 and 2003, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 508.0 million and Ps. 348.9 million at June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 350.5 million and Ps. 467.0 million at June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004 and 2003, the fair market value of the swap agreement was Ps. (134.3) million and Ps. (131.8) million, respectively. The swap agreement is carried at fair market value on the consolidated balance sheet.

Futures contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of futures contracts outstanding at June 30, 2004 was Ps. (0.2) million. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financing

The fair value of the seller financing is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments. The Company maintains cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

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

The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgment; historically such losses have not been significant and within management’s expectations.

As of June 30, 2004 the Company has nine securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 24.6 million (equity value), TDFs held by the Company representing Ps. 1.4 million, and a Ps. 0.8 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company adopted the provisions of SFAS No. 143 effective July 1, 2003. The provisions of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. The Company adopted the provisions of this standard on April 1, 2002. As a result, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions became effective for the Company for fiscal year 2003 for all arrangements entered into after January 31, 2003. With respect to those arrangements entered into prior to February 1, 1003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which provides technical corrections and extended the effective date of FIN 46. The Company fully adopted FIN 46R for fiscal year 2004. The provisions of FIN 46 and FIN 46R did not have any impact on the Company’s consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133, the adoption of SFAS 149 did not have any impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS No. 150 effective July 1, 2003. As the Company does not have any issued financial instrument within the scope of SFAS No. 150 (the Company’s Convertible Notes are out of the scope), the provisions of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

During December 2003, the SEC issued Statement of Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact the Company’s revenue recognition policies.

(k)	Earnings per share

As described in Note 3.x., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 18, in calculating diluted net income per common share under Argentine GAAP for the years ended June 30, 2004 and 2003, the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 226,794 shares and 128,577 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2004 and 2003, using the treasury-stock method, would have been Ps. 0.28 and Ps. 0.73, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2004			2003 (Restated)		2002 (Restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	2,825		Ps.	235,126	Ps.	(901,515)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—			17,166		—
Foreign currency exchange gain		—			(65,633)		—
Income tax effects		—			16,963		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	2,825		Ps.	203,622	Ps.	(901,515)

Denominator:
Weighted-average number of shares outstanding		225,005			209,840		207,412
Plus: incremental shares of assumed conversions:
Warrants (i)		—			13,973		—
Convertible Notes		—			114,603		—

Adjusted weighted-average number of shares		225,005			338,416		207,412

Earnings per share under US GAAP:
Basic net income (loss) per common share	Ps.	0.01		Ps.	1.12	Ps.	(4.35)
Diluted net income (loss) per common share	Ps.	0.01	(ii)	Ps.	0.60	Ps.	(4.35)

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The computation of diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

As discussed in Note 20.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 426 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.002 and Ps. 0.001, respectively.

(m)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations. A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. In the recent past, the Argentine economy experienced a depth recession and suffered a political and economic crisis which disrupted Argentina’s financial system and effectively paralyzed the economy.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Risks and uncertainties (continued)

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

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar. Certain lease agreements were not renegotiated and, as a result, they are subject to an adjusting index (CER) as from February 3, 2002. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses.

The Company’s share of the income (loss) of these affiliates was Ps. 26.7 million in 2004, Ps. (14.7) million in 2003 and Ps. (4.6) million in 2002, and its investment in these companies totaled Ps. 127.3 million and Ps. 31.7 million at June 30, 2004 and 2003, respectively.

Summarized financial information of the Company’s significant equity investees (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2004			2002
	BHSA (i)			APSA (iii)
Current assets	Ps.		(ii)	Ps.	56,178
Non-current assets			(ii)		1,144,861

Total assets		8,542,005			1,201,039

Current liabilities			(ii)		90,936
Non-current liabilities			(ii)		411,398

Total liabilities		6,672.109			502,334

Minority interest		32,604			17,290

Shareholders´ equity		1,837,292			681,415
Revenues		406,692			195,966
Gross profit		255,561			104,896
Net income (loss)	Ps.	161,643		Ps.	(11,352)

(i)	As from June 30, 2004 the Company’s investment in BHSA is accounted for under the equity method of accounting. Figures are presented in accordance with Argentine Banking GAAP.
(ii)	Balance sheets of banking entities are unclassified.
(iii)	As discussed in Note 2.b, APSA is included in the Company’s financial statements on a consolidated basis as from fiscal year 2003.

(o)	Capitalized interest

No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002 under Argentine GAAP. As described in Note 20.I.(u), under US GAAP the Company capitalized Ps. 1.3 million of interest costs during the year ended June 30, 2004. No interest costs were capitalized under US GAAP for the years ended June 30, 2003 and 2002.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Statements of cash flows

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (SFAS No.95).

As described in Note 3.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing, and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP neither the effect of exchange rate changes on cash and cash equivalents, nor the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows under US GAAP.

	For the year ended June 30,
	2004		2003		2002
Net cash provided by operating activities	Ps.	92,378	Ps.	55,135	Ps.	11,871
Net cash used in investing activities		(105,061)		(52,260)		(21,049)
Net cash (used in) provided by financing activities		(47,649)		109,439		(41,427)
Effect of exchange rate changes on cash and cash equivalents		(8,081)		51,743		2,043
Effect of inflation accounting		—		(1,472)		39,113

Net (decrease) increase in cash and cash equivalents	Ps.	(68,413)	Ps.	162,585	Ps.	(9,449)

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 19 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adotion of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2004, 2003 and 2002.

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Net income (loss) under US GAAP	Ps.	2,825	Ps.	235,126	Ps.	(901,515)
Other comprehensive income (loss):
Foreign currency translation adjustments		—		—		112,399
Unrealized loss on available-for-sale-securities		3,501		1,272		(13,562)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		1,379		1,049		(646)
Unrealized gain on available-for-sale-securities on equity investees		14,426		5,746		(1,055)

Comprehensive income (loss)	Ps.	22,131		243,193	Ps.	(804,379)

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:
	2004		2003 (Restated)		2002 (Restated)
Unrealized (loss) gain on available-for-sale securities	Ps.	2,646	Ps.	(855)	Ps.	(2,127)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		1,782		403		(646)
Unrealized gain on available-for-sale-securities on equity investees		20,181		5,755		9

Accumulated other comprehensive income (loss)	Ps.	24,609	Ps.	5,303	Ps.	(2,764)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2004 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Av. de Mayo 595	Ps.	679	Ps.	4,906	Ps.	396	Ps.	5,302	Ps.	5,981	Ps.	1,562	Ps.	4,419	Julio 1992	March 1992	50
Alsina 934		354		1,421		0		1,421		1,775		318		1,457	—	August 1991	50
Constitución 1111		584		0		99		99		683		189		494	September 1994- March 1995	June 1994 – January 1994	50
Reconquista 823		4,942		15,872		958		16,830		21,772		4,039		17,733	June 1995	November 1993
Sarmiento 517		46		171		(95)		76		122		1		121	March 1995	December 1994- August 1994- July 1994	50
Av. Madero 942		1,303		1,160		239		1,399		2,702		489		2,213	—	July 1994- August 1994	50
Libertador 602		699		2,166		180		2,346		3,045		417		2,628		May 1996	50
Maipú 1300		10,294		35,665		6,674		42,339		52,633		7,201		45,432		September 1995	50
Madero 1020		6,222		1,579		(2,882)		(1,303)		4,919		872		4,047		December 1995	50
Libertador 498		11,731		29,710		7,831		37,541		49,272		6,593		42,679		December 1995	50
Laminar		6,595		23,353		3,565		26,918		33,513		2,387		31,126		March 1999	50
Intercontinental Plaza		8,669		49,585		2,797		52,382		61,051		(4,101)		65,152	June 1996	November 1997	50
Alto Palermo Plaza		1		0		(1)		(1)		0		0		0	December 1996-March 1997 and September 1997	November 1997	50
Alto Palermo Park		474		0		86		86		560		60		500	June 1996	November 1997	50
Hotel Libertador		3,027		60,615		0		60,615		63,642		30,283		33,359	October 1973-Noviembre 1990- December 1997	March 1998	50
Hotel Intercontinental		8,672		29,941		2,655		32,596		41,268		(2,409)		43,677	December 1994	November 1994	50
Hotel Llao Llao		3,073		25,838		901		26,739		29,812		3,786		26,026
Costeros Dique IV		2,726		15,466		2,832		18,298		21,024		901		20,123	—	June 2001	50
Dique II Edificio A y B		5,948		13,102		2,110		15,212		21,160		1,434		19,726	September 1998	March 1997	50
Abasto		9,752		249,800		0		249,800		259,552		48,856		210,696	November 1998		31
Alto Palermo		8,694		396,848		0		396,848		405,542		176,425		229,117	October 1990	November 1997-March 1998	26
Alto Avellaneda		17,349		159,231		0		159,231		176,580		69,247		107,333	October 1995	November 1997- December 1997	19
Paseo Alcorta		8,066		96,756		0		96,756		104,822		35,819		69,003	June 1992	June 1997	22
Shopping Rosario		41,100		11,309		886		12,195		53,295		0		53,295
Other		1,151		24,131		0		24,131		25,282		5,284		19,998
Suipacha 652		2,533		10,716		888		11,604		14,137		3,496		10,641	April-June 1994	November 1991	50
Alto Noa		357		38,026		0		38,026		38,383		8,794		29,589	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Desing		0		48,915		0		48,915		48,915		25,534		23,381	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		150,707		0		150,707		159,126		37,448		121,678	September 1988	October 1988	23

	Ps.	173,460	Ps.	1,496,989	Ps.	30,119	Ps.	1,527,108	Ps.	1,700,568	Ps.	464,925	Ps.	1,235,643

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Balance, beginning of the year	Ps.	1,597,631	Ps.	427,819	Ps.	535,892
Additions during the year:
Acquisitions				1,156,166		—
Improvements		22,882		31,783		134
Transfers from real estate inventory		40		1,212		—
Recovery of impairment		49,157		18,177		—
Transfers from undeveloped parcels of land		51,501		—		—
Transfers from intangible assets		31		95		—
Transfers from leasehold improvements		—		7,022		—
Transfers from work-in-progress leasehold improvements		—		998		—
Advance payments on properties		—		—		21,196

		1,721,242		1,643,272		557,222

Deductions during the year:
Transfers to real estate inventory		(18,189)		(16,642)		(46,969)
Transfers to goodwill		(2,485)		—		—
Impairment loss		—		(23,711)		(82,434)
Sales		—		(5,288)		—

		(20,674)		(45,641)		(129,403)

Balance, end of the year	Ps.	1,700,568	Ps.	1,597,631	Ps.	427,819

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12%	December 2007	Monthly	None		249		216	None
Customer B	12%	June 2007	Monthly	None		77		44	None
Customer C	14%	June 2014	Monthly	None		128		82	None
Customer D	16%	December 2006	Monthly	None		85		41	None
Customer E	16%	December 2014	Monthly	None		80		71	None
Customer F	14%	May 2014	Monthly	None		77		85	None
Customer G	12%	September 2009	Monthly	None		76		51	None
Customer H	16%	October 2009	Monthly	None		74		58	None
Customer I	12%	April 2015	Monthly	None		73		64	None
Customer J	14%	June 2014	Monthly	None		70		80	None
Customer K	16%	June 2014	Monthly	None		69		61	None
Customer L	15%	December 2009	Monthly	None		66		86	None
Customer M	14%	June 2009	Monthly	None		60		48	None
Customer N	15%	May 2009	Monthly	None		59		39	None
Customer O	14%	April 2014	Monthly	None		58		50	None
Customer P	16%	February 2010	Monthly	None		58		46	None
Customer Q	12%	April 2015	Monthly	None		53		47	None
Customer R	14%	February 2014	Monthly	None		52		45	None
Customer S	14%	February 2014	Monthly	None		50		49	None
Customer T	14%	March 2014	Monthly	None		48		41	None
Mortgage loans under US$ 30,000	14-16%	July 2003- April 2009	Monthly	None		101		26	None
Mortgage loans US$ 30,000-49,999	12-17%	July 2003- May 2009	Monthly	None		195		82	None
Mortgage loans US$ 50,000-69,999	9-14%	December 2006- January 2015	Monthly	None		182		21	None

					Ps.	2,040	Ps.	1,433

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2004		2003		2002
Balance, beginning of year	Ps.	2,567	Ps.	5,050	Ps.	66,681
Additions during the year:
Mortgage loans acquired (APSA)		—		1,875		—
New mortgage loans		—		—		1.642
Deductions during the year:
Securitization		—		—		(43,121)
Collections of principal		(1,132)		(4,358)		(20,152)

Balance, end of year	Ps.	1,435	Ps.	2,567	Ps.	5,050

21.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information

a.	Fixed assets

	Original value								Depreciation								Net carrying value as of June 30,
	Value as of beginning of year		Additions, transfers and restoration of impairment		Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		2004		2003 (As restated)		2002 (As restated)
Principal account											Increases / (decreases) and transfers		Amount (i)
Facilities	Ps.	61,019	Ps.	956	Ps.	(81)	Ps.	61,894	Ps.	41,324	Ps.	(83)	Ps.	3,555	Ps.	44,796	Ps.	17,098	Ps.	19,695	Ps.	19,133
Furniture and fixtures		40,713		1,887		(123)		42,477		34,158		(123)		3,022		37,057		5,420		6,555		5,950
Machinery and equipment		5,020		187		(186)		5,021		4,728		(186)		172		4,714		307		292		343
Computer equipment		26,660		1,857		(54)		28,463		22,123		(50)		2,536		24,609		3,854		4,537		719
Vehicles		531		144		(44)		631		363		(44)		47		366		265		168		111
Leasehold improvements		12,721		1,899		(1,361)		13,259		10,507		(1,361)		1,105		10,251		3,008		2,214		2,320
Advances to suppliers		14		71		(14)		71		14		(14)		—		—		71		—		343
Properties
Alsina 934		1,775		—		—		1,775		290		—		28		318		1,457		1,485		1,513
Alto Palermo Park		474		86		—		560		54		—		6		60		500		420		802
Alto Palermo Plaza		1		—		(1)		—		(1)		(1)		2		—		—		2		847
Av. de Mayo 595		5,585		396		—		5,981		1,473		—		89		1,562		4,419		4,112		4,201
Av. Madero 942		2,463		239		—		2,702		457		—		32		489		2,213		2,006		4,655
Constitución 1111		584		99		—		683		181		—		8		189		494		403		408
Costeros Dique IV		18,192		2,832		—		21,024		626		—		275		901		20,123		17,566		17,841
Dique II Edificio A y B		19,050		2,110		—		21,160		1,113		—		321		1,434		19,726		17,937		18,255
Dique II Edificio C y D		—		—		—		—		—		—		—		—		—		—		5,565
Hotel Intercontinental		38,613		2,655		—		41,268		(2,350)		—		(59)		(2,409)		43,677		40,963		40,819
Hotel Libertador		63,642		—		—		63,642		29,028		—		1,255		30,283		33,359		34,614		35,598
Hotel Llao Llao		28,911		1,424		(523)		29,812		2,519		—		1,267		3,786		26,026		26,392		25,913
Hotel Piscis		—		—		—		—		—		—		—		—		—		—		583
Intercontinental Plaza		58,254		2,797		—		61,051		(5,474)		—		1,373		(4,101)		65,152		63,728		65,079
Laminar		29,948		3,565		—		33,513		1,927		—		460		2,387		31,126		28,021		28,479
Libertador 498		41,441		7,831		—		49,272		5,997		—		596		6,593		42,679		35,444		37,918
Libertador 602		2,865		180		—		3,045		377		—		40		417		2,628		2,488		2,528
Madero 1020		7,801		289		(3,171)		4,919		1,368		(565)		69		872		4,047		6,433		10,139
Maipu 1300		47,247		5,386		—		52,633		6,476		—		725		7,201		45,432		40,771		41,495
Reconquista 823		20,814		958		—		21,772		3,739		—		300		4,039		17,733		17,075		17,766
Sarmiento 517		217		41		(136)		122		51		(54)		4		1		121		166		259
Shopping Abasto		259,589		170		(207)		259,552		38,275		2,387		8,194		48,856		210,696		221,314		—
Shopping Alto Avellaneda		163,483		13,097		—		176,580		58,350		3,061		7,836		69,247		107,333		105,133		—
Shopping Alto Noa		31,247		7,136		—		38,383		7,437		—		1,357		8,794		29,589		23,810		—
Shopping Alto Palermo		405,481		61		—		405,542		158,004		—		18,421		176,425		229,117		247,477		—
Shopping Buenos Aires Design		48,891		24		—		48,915		23,051		—		2,483		25,534		23,381		25,840		—
Shopping Paseo Alcorta		104,641		181		—		104,822		31,951		—		3,868		35,819		69,003		72,690		—
Shopping Patio Bullrich		158,710		416		—		159,126		30,907		—		6,541		37,448		121,678		127,803		—
Shopping Rosario		—		72,198		(18,903)		53,295		—		—		—		—		53,295		—		—
Suipacha 652		13,249		888		—		14,137		3,304		—		192		3,496		10,641		9,945		10,139
Other		24,463		1,145		(326)		25,282		4,323		(20)		981		5,284		19,998		20,140		9,748

Total as of June 30, 2004	Ps.	1,744,309	Ps.	(ii) 133,205	Ps.	(iii) (25,130)	Ps.	1,852,384	Ps.	516,670	Ps.	2,947	Ps.	67,101	Ps.	586,718	Ps.	1,265,666

Total as of June 30, 2003	Ps.	527,254	Ps.	1,248,862	Ps.	(31,807)	Ps.	1,744,309	Ps.	117,785	Ps.	332,003	Ps.	66,882	Ps.	516,670			Ps.	1,227,639

Total as of June 30, 2002	Ps.	632,546	Ps.	25,110	Ps.	(130,402)	Ps.	527,254	Ps.	131,327	Ps.	(33,099)	Ps.	19,557	Ps.	117,785					Ps.	409,469

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (Continued)

a.	Fixed assets (Continued)

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 21.f.), except for Ps. 152 which are expensed.

(ii)	Includes:

-	Ps. 40 transfers from inventories;

-	Ps. 51,501 transfers from parcels of undeveloped lands;

-	Ps. 49,157 restoration of previously recognized impairment losses

-	Ps. (2,485) transfers to goodwill

(iii)	Includes

-	Ps. (18,189) transfers to inventories;

-	Ps. 31 transfer from intangible assets

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

b.	Intangible assets:

	Original value						Amortization								Net carrying value as of June 30,
	Value as of beginning of year		Additions / (deduc- tions) and impairment		Value as of end of year		Accumu- lated as of beginning of year		Current year				Accumu- lated as of end of year		2004		2003 (As restated)		2002 (As restated)
Principal account									Increases / (decreases)		Amount (i)
Preoperating and organization expenses	Ps.	15,464	Ps.	(9,595)	Ps.	5,869	Ps.	13,855	Ps.	(9,968)	Ps.	253	Ps.	4,140	Ps.	1,729	Ps.	1,609	Ps.	175
Deferred financing costs		24,292		(21,076)		3,216		24,292		(21,076)		—		3,216		—		—		2,842
Selling and advertising expenses		7,550		1		7,551		6,794		—		313		7,107		444		756		1,423
Trademarks		521		31		552		254		(8)		55		301		251		267		—
Expenses related to securitization of receivables		6,975		—		6,975		6,641		(193)		524		6,972		3		334		—
Advertising expenses		5,706		(5,706)		—		5,668		(5,706)		38		—		—		38		—
Investment projects		4,899		(4,899)		—		4,664		(4,899)		235		—		—		235		—

Total as of June 30, 2004	Ps.	65,407	Ps.	(ii) (41,244)	Ps.	24,163	Ps.	62,168	Ps.	(41,850)	Ps.	1,418	Ps.	21,736	Ps.	2,427

Total as of June 30, 2003	Ps.	29,050	Ps.	36,357	Ps.	65,407	Ps.	24,610	Ps.	23,893	Ps.	13,665	Ps.	62,168			Ps.	3,239

Total as of June 30, 2002	Ps.	35,814	Ps.	(6,764)	Ps.	29,050	Ps.	28,040	Ps.	(10,170)	Ps.	6,740	Ps.	24,610					Ps.	4,440

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in Note 21.f., except for Ps. 224 and Ps. 523 for the year ended 2004 allocated in “Cost” and “Net income (loss) in credit card trust” respectively and Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Gain (loss) in credit card trust” and “Interest on discounting by liabilities” respectively, and Ps. 96 for the year ended 2002 included in “Other expenses, net (Note 9).
(ii)	Includes transfer to fixed asset of Ps. (31) and recovery of impairment of Ps. 34.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

c.	Allowances and provisions

				Carrying value of June 30,
Item	Balances as of beginning of year	Additions (i)	Deductions	2004	2003 (As restated)	2002 (As restated)
Deducted from current assets:
Allowance for doubtful accounts	46,774	64	(ii) (11,539)	35,299	46,774	1,449

Total as of June 30, 2004	46,774	64	(11,539)	35,299

Total as of June 30, 2003	1,449	65,677	(20,352)		46,774

Total as of June 30, 2002	2,064	575	(1,190)			1,449

Deducted from non-current assets:
Allowance for doubtful accounts	54	—	(9)	45	54	—
Allowance for doubtful mortgage receivable	2,208	—	—	2,208	2,208	—
Allowance for impairment of fixed assets	79,044	(iii) 5,213	(iv) (59,625)	24,632	79,044	55,896
Allowance for impairment of inventories	2,196	(v) 1,852	(vi) (3,577)	471	2,196	12,647
Allowance for impairment of parcels of undeveloped land	44,026	—	(vii) (21,176)	22,850	44,026	9,328
Allowance for impairment of intangible assets	1,633	—	(viii) (103)	1,530	1,633	—
Allowance for impairment of non – current investments	7,474	—	(ix) (577)	6,897	7,474	—

Total as of June 30, 2004	136,635	7,065	(85,067)	58,633

Total as of June 30, 2003	77,871	100,095	(41,331)		136,635

Total as of June 30, 2002	25	82,721	(4,875)			77,871

Included in current liabilities:
Provision for contingencies	12,402	3,200	(9,163)	6,439	12,402	8,866

Total as of June 30, 2004	12,402	3,200	(9,163)	6,439

Total as of June 30, 2003	8,866	(x) 8,889	(5,353)		12,402

Total as of June 30, 2002	9,869	575	(1,578)			8,866

Included in non-current liabilities:
Provision for contingencies	4,682	2,288	(421)	6,549	4,682	401

Total as of June 30, 2004	4,682	2,288	(421)	6,549

Total as of June 30, 2003	401	(xi) 7,604	(3,323)		4,682

Total as of June 30, 2002	232	372	(203)			401

(i)	The accounting allocation of the charges for the year ended June 30, 2004, 2003 and 2002 is the follows:
-	Doubtful accounts are disclosed in “Other Expenses”, Note 21.f..
-	Provision for contingencies is disclosed in “Other expenses, net” (Note 9), except for Ps. 114 allocate in “Other expenses” (Note 21.f.).
-	Impairment of fixed assets, inventories, parcels of undeveloped land and intangible assets are included in “Gain (loss) from operations and holdings of real estate assets”.
-	Impairment of non – current investments is included in “Equity in (losses) earnings on affiliated companies”.
-	Provision for contingencies is disclosed in “Other income (expenses), net” (Note 9)
(ii)	Includes recovery of allowance for doubtful account of Ps. 1,229 disclosed in “Other income (expenses), net” (Note 9).
(iii)	Corresponds to transfers from parcels of undeveloped lands of Ps. 4,766 and transfer from inventories of Ps. 447.
(iv)	Includes recovery of impairment of Ps. 49,157, disclosed in “Gain (loss) from operations and holdings of real estate assets, net” and Ps. 1,852 of transfers to inventories.
(v)	Corresponds to transfers from fixed assets.
(vi)	Includes transfer to fixed asset of Ps. 447 and recovery of impairment of Ps. 6, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(vii)	Includes transfers to fixed assets of Ps. 4,766 and the recovery of impairment of Ps. 15,146, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(viii)	Corresponds amortization of the year of Ps. 69 and recovery of impairment of Ps. 34, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(ix)	Includes recovery of impairment of Perez Cuesta S.A.C.I.
(x)	Includes additions due to consolidation of equity investees of Ps. 3,904.
(xi)	Includes additions due to consolidation of equity investees of Ps. 4,938.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2004		2003 (As restated)	2002 (As restated)
I. Cost of sales
Stock as of beginning of year	Ps.	22,985	79,159	103,099
Plus:
Additions due to consolidation of equity investees		—	1,315	—
Expenses (Note 21.f.)		1,775	3,517	9,892
Transfers to fixed assets		(40)	(1,212)	—
Transfers from fixed assets		18,189	19,851	41,420
Transfers from undeveloped parcels of land		10,748	—	—
Transfers to undeveloped parcels of land		—	(39,529)	—
Transfers to other non – current receivables		(5,890)	—	—
Transfers to other receivables		(8,755)	—	—
Transfers from mortgages receivable		—	2,757	—
Transfers from mortgages payable		—	2,078	—
Less:
Adjustment to purchase price of inventory		15,916	2,297	(14,320)
Stock as of end of period		(29,221)	(22,985)	(79,159)

Subtotal		25,707	47,248	60,932

Plus:
Results from holding of real estate assets		6	(844)	(17,411)

Cost of properties sold		25,713	46,404	43,521

II. Cost of leases
Expenses (Note 21.f.)		68,205	67,439	12,392

Cost of properties leased		68,205	67,439	12,392

III. Cost of fees for services
Expenses (Note 21.f.)		1,484	1,232	767

Cost of fees for services		1,484	1,232	767

IV. Cost of hotel activities
Stock as of beginning of year		869	541	672
Purchases of the year		444	244	81
Expenses (Note 21.f.)		40,049	31,346	40,070
Stock as of end of period		(1,313)	(869)	(541)

Cost of hotel activities		40,049	31,262	40,282

V. Cost of credit card operations
Expenses (Note 21.f.)		11,965	8,330	—

Cost of credit card operations		11,965	8,330	—

TOTAL COSTS	Ps.	147,416	154,667	96,962

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2004		2003 (As restated)
Assets
Current assets
Cash and banks:
Cash	U$S	1,281,784	0.002918	Ps.	3,740	Ps.	4,227
Cash	Euros	185	0.0035292		1		—
Cash	Travel	—			—		7
Bank accounts	U$S	24,312,150	0.002918		70,943		66,985
Bank accounts	Euros	139,444	0.0035292		495		9,398
Checks to be deposited	U$S	52,738	0.002918		154		41
Investments:
Government bonds	U$S	7,207	0.002918		21		74
Mutual funds	U$S	11,572,771	0.002918		33,769		93,190
Mutual funds	Euros	81,075	0.0035292		288		93
Time deposits	U$S	—	—		—		27,440
Other investment	U$S	11,643	0.002918		34		—
Mortgages and leases receivable	U$S	24,110	0.002918		70		78
Other receivables and prepaid expenses:
Interest rate swap receivable	U$S	4,671,760	0.002985		13,816		307
Prepaid expenses	U$S	—	0.002918		—		165
Other	U$S	10,747	0.002918		31		—
Related parties	U$S	5,029,637	0.002958		14,878		—
Futures contracts receivables	U$S	162,000	0.002918		474		—

Total current assets					138,714		202,005

Non-current assets
Other receivables and prepaid expenses:
Interest rate swap receivable	U$S	—			—		8,172
Other	U$S	5,000,463	0.002918		14,591		—

Total non-current assets					14,591		8,172

Total assets as of June 30, 2004					153,305

Total assets as of June 30, 2003				Ps.		Ps.	210,177

(i)	Official exchange rate prevailing as of June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

					Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		2004		2003 (As restated)
Liabilities
Current liabilities
Trade accounts payable	U$S	673,724	0.	002958	Ps.	1,993	Ps.	1,184
Mortgages payables	U$S	750,000	0.	002958		2,218		2,100
Customer advances	U$S	193,141	0.	002958		571		142
Short term debt	U$S	17,539,870	0.	002958		51,883		74,578
Taxes payable	U$S	20,416	0.	002958		60		76
Other liabilities
Related parties	U$S	42,105	0.	002958		125		—
Other	U$S	7,905	0.	002958		24		368

Total current liabilities						56,874		78,448

Non-current liabilities
Trade accounts payable	U$S	968,547	0.	002958		2,865		3,609
Long term debt	U$S	159,050,552	0.	002958		470,472		514,273
Other liabilities
Guarantee deposits	U$S	928,694	0.	002958		2,747		—

Total non-current liabilities						476,084		517,882

Total liabilities as of June 30, 2004						532,958

Total liabilities as of June 30, 2003					Ps.		Ps.	596,330

(i)	Official exchange rate prevailing as of June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2004		Total for the year 2003 (As restated)		Total for the year 2002 (As restated)
Depreciation and amortization	Ps.	56,814	Ps.	—	Ps.	—	Ps.	6,078	Ps.	740	Ps.	3,819	Ps.	169	Ps.	982	Ps.	68,602	Ps.	73,085	Ps.	26,201
Interest and index – adjustment		—		—		—		—		2,382		—		—		59,283		61,665		62,022		53,605
Salaries and bonuses		—		—		—		12,557		3,779		13,316		3,208		—		32,860		25,251		29,425
Maintenance of building		11,172		1,775		—		6,400		153		524		19		—		20,043		14,687		10,447
Fees and payments for services		—		—		—		1,868		1,522		9,368		222		—		12,980		12,958		10,994
Gross sales tax		—		—		—		—		—		—		9,385		—		9,385		6,427		3,076
Director’s fees		—		—		—		—		—		8,626		—		—		8,626		8,900		1,165
Taxes, rates and contributions		131		—		—		—		1,398		4,408		5		—		5,942		4,559		1,911
Advertising		—		—		—		—		—		24		5,889		—		5,913		3,982		3,831
Social security contributions		—		—		—		2,698		182		1,868		579		—		5,327		4,773		4,364
Commissions and property sales charges		—		—		—		598		—		1,067		1,331		—		2,996		5,338		9,113
Mail and telephone		—		—		—		1,603		712		279		108		—		2,702		1,713		1,626
Freight and transportation		—		—		—		138		220		797		439		—		1,594		1,500		909
Lease expense		88		—		—		—		450		876		—		—		1,414		1,031		507
Bank charges		—		—		—		—		—		339		—		380		719		719		825
Subscriptions and publications		—		—		—		—		—		264		—		—		264		175		—
Safe deposits box		—		—		—		—		—		159		—		—		159		310		203
Travel expenses		—		—		—		—				88		—		—		88		2,024		2,814
Allowance for doubtful accounts		—		—		—		—		—		—		64		—		64		9,251		604
Other		—		—		1,484		8,109		427		4,418		1,615		170		16,223		12,769		16,496

Total as of June 30, 2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	23,033	Ps.	60,815	Ps.	257,566	Ps.		Ps.

Total as of June 30, 2003	Ps.	67,439	Ps.	3,517	Ps.	1,232	Ps.	31,346	Ps.	8,330	Ps.	45,194	Ps.	28,555	Ps.	65,861	Ps.		Ps.	251,474	Ps.

Total as of June 30, 2002	Ps.	12,392	Ps.	9,892	Ps.	767	Ps.	40,070	Ps.	—	Ps.	36,258	Ps.	14,246	Ps.	64,491	Ps.		Ps.		Ps.	178,116

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to signed this annual report on its behalf.

CRESUD S.A.C.I.F. Y A.

/s/ Alejandro G. Elsztain
By:	Alejandro G. Elsztain
Position:	Director and Chief Executive Officer

December 29, 2004.

S-1