Form 20-F
period 2005-06-30
CRESUD INC
filed 2005-12-29
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

The number of outstanding shares of Common Stock of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2005 was:

Shares of Common Stock	162,784,579

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CRESUD SOCIEDAD ANÓNIMA COMERCIAL

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “ Risk Factors” beginning on page 12.

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

This annual report contains our audited consolidated financial statements as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003. Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the National Securities Commission (Comisión Nacional de Valores), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in our financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 16 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.k to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

Additionally, as discussed in Note 2.c) to our consolidated financial statements, contained elsewhere in this annual report, after having considered inflation levels for the first months of 2003, on March 25, 2003, the Argentine government has repealed the provisions of the previous decree related to the inflation adjustment and has instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores has issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We have complied with the Comisión Nacional de Valores resolution and we have accordingly recorded the effects of inflation until February 28, 2003. Comparative figures have also been restated until that date, using a conversion factor of 1.1232.

On January 12, 2005 the Council of Economic Sciences of the City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, or “CPCECABA”) approved Technical Resolution No. 22 “Agricultural Activities” which establishes specific standards related to our business. At the date of issuance of our consolidated financial statements, the Comisión Nacional de Valores has not approved this standard, which is effective as from July 1, 2005.

Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

Until February 28, 2003 our consolidated financial statements had been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos, or “INDEC”), as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results, net.

Also contained in this annual report are the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an unconsolidated equity investment, as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PriceWaterhouseCoopers, independent auditors, whose report is included herein. As of June 30, 2005, IRSA has a significant equity investment in Banco Hipotecario S.A .which accounts for approximately 9 % of IRSA’s total consolidated assets.

There are certain uncertainties that could affect Banco Hipotecario primarily in connection with the effect of the matters that are still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. In addition, Banco Hipotecario has a significant credit exposure to the public sector. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment in IRSA.As mentioned in Note 4.b) to our consolidated financial statements, as of June 30, 2005 we owned a 21.8% equity interest in IRSA.

Except as discussed in the following paragraph, IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulation of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 23 to IRSA’s consolidated financial statements contained elsewhere in this annual report for a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation with U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.n. to IRSA’s financial statements, contained elsewhere in this annual report, in order to comply with Comisión Nacional de Valores regulations, IRSA recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

Additionally, as discussed in Notes 2.c. to IRSA’s financial statements, contained in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. IRSA complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2001, 2002, 2003, 2004 and 2005 are to the fiscal years ended June 30 of each such year.

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

Item 2. Offer statistics and expected timetable

This item is not applicable.

Item 3. Key information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of June 30, 2005 and 2004 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors. The consolidated statements of income data for the years ended June 30, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements that are not included herein.

As discussed in Note 3 to our financial statements, contained in this annual report, on January 14, 2003, the Professional Council of Economic Sciences of the City of Buenos Aires and the Comisión Nacional de Valores approved, with certain amendments, Technical Resolutions (Resoluciones Técnicas) No. 16, 17, 18, 19 and 20 issued by the Argentine Federation of Professional Council of Economic Sciences (Federación Argentina de Consejos Profesionales en Ciencias Económicas, or “FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which we adopted on July 1, 2003. On February 19, 2003, the CPCECABA enacted Technical Resolution No. 21 “Proportional Value – consolidation” of financial statements information to provide on “Related Parties”. We adopted such Technical Resolution on July 1, 2004. As required by Argentine GAAP, when issuing the 2003 Consolidated Financial Statements, we restate our prior year financial statements to give retroactive effect to the newly adopted accounting standards.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 16 to our consolidated financial statements provides a description of the main differences between Argentine GAAP and U.S. GAAP affecting our net income and shareholders’ equity and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2005 and 2004. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Note 3.k to our financial statements, contained in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, we believe that such departure has not had a material effect on our financial statements.

Additionally, as discussed in Note 2.c) to our consolidated financial statements, contained elsewhere in this annual report, after having considered inflation levels for the first months of 2003, on March 25, 2003, the Argentine government has repealed the provisions of the previous decree related to the inflation adjustment and has instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores has issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We have complied with the Comisión Nacional de Valores resolution and we have accordingly recorded the effects of inflation until February 28, 2003. Comparative figures have also been restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, due to low inflation rates during the period from March to September 2003, we believe that such a departure has not had a material effect on the accompanying consolidated financial statements.

Until February 28, 2003 our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

	As of the year ended June 30
	2005 (2)	2005	2004	2003 (1)	2002 (1)	2001 (1)
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
INCOME STATEMENT DATA
Argentine GAAP
Sales:
Crops	10,689,694	30,893,216	26,838,376	50,167,010	47,196,604	41,201,769
Beef cattle	12,742,867	36,826,885	27,723,604	20,566,175	27,785,711	29,332,417
Milk	1,198,320	3,463,144	3,191,948	2,414,992	2,258,210	2,614,583
Feed lot	736,968	2,129,838	7,120,335	4,453,320	2,021,655	2,034,590
Other	1,681,637	4,859,931	4,778,545	1,985,004	3,180,230	3,747,545

Net sales	27,049,486	78,173,014	69,652,808	79,586,501	82,442,410	78,930,904

Cost of sales:
Crops	(7,379,825)	(21,327,694)	(15,405,391)	(39,425,551)	(13,817,006)	(32,078,174)
Beef cattle	(11,356,334)	(32,819,805)	(21,080,583)	(11,776,035)	(22,943,645)	(24,269,888)
Milk	(724,905)	(2,094,975)	(1,307,963)	(1,483,172)	(3,561,830)	(2,266,888)
Feed lot	(641,965)	(1,855,279)	(6,185,770)	(4,193,289)	(1,996,770)	(1,897,326)
Other	(540,090)	(1,560,860)	(1,123,049)	(1,387,410)	(2,122,473)	(2,380,039)

Total	(20,643,119)	(59,658,613)	(45,102,756)	(58,265,457)	(44,441,724)	(62,892,315)

Gross profit	6,406,367	18,514,401	24,550,052	21,321,044	38,000,686	16,038,589
Selling expenses	(2,282,229)	(6,595,641)	(4,903,065)	(6,018,073)	(10,248,016)	(11,103,948)
Administrative expenses	(2,516,013)	(7,271,279)	(5,740,114)	(4,567,092)	(8,722,577)	(8,959,816)
Net gain on sale of farms	6,916,259	19,987,989	1,668,751	4,869,484	16,573,853	5,729,612

	As of the year ended June 30
	2005 (2)	2005	2004	2003 (1)	2002 (1)	2001 (1)
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
Inventory holdings gain (loss)	4,021,496	11,622,122	2,236,255	12,402,776	(19,603,010)	(1,489,269)
Operating income (loss)	12,545,880	36,257,592	17,811,879	28,008,139	16,000,936	215,168
Financial results, net	22,059,303	63,751,386	(18,969)	(11,065,223)	1,798,950	12,097,564
Equity gain (loss) from related companies	9,718,904	28,087,632	26,669,884	67,706,143	(41,193,704)	37,967
Other (expense) income, net	(1,752,729)	(5,065,386)	(363,761)	(2,091,884)	176,861	(340,752)
Management fee	(2,952,669)	(8,533,213)	(3,567,003)	(7,224,996)	—	(935,742)
Income (loss) before income tax and minority interest	39,618,689	114,498,011	40,532,030	75,332,179	(23,216,957)	11,074,205
Income tax	(13,075,292)	(37,787,594)	(8,570,269)	(10,531,263)	(18,824,012)	(4,255,985)
Minority interest	30,623	88,501	141,261	224,045	348,884	397,526
Net income (loss)	26,574,020	76,798,918	32,103,022	65,024,961	(41,692,085)	7,215,746
Basic earning (loss) per share (3)	0.17	0.49	0.23	0.54	(0.35)	0.06
Diluted earning (loss) per share (3)	0.09	0.25	0.13	0.19	(0.35)	0.06
Basic earning (loss) per ADS (3)	1.70	4.90	2.30	5.40	(3.50)	0.60
Diluted earning (loss) per ADS (3)	0.87	2.50	1.30	1.90	(3.50)	0.60
Weighted - average number of shares outstanding		155,343,629	137,137,783	121,388,429	119,748,872	119,669,749
Weighted - average number of shares outstanding plus assumed conversion		321,214,392	321,214,392	246,526,666	119,748,872	119,669,749

US GAAP
Net sales	26,126,726	75,506,237	61,647,561	71,949,839	80,254,180	76,896,314
Net income (loss)	29,998,081	86,694,454	3,287,302	46,378,004	(156,089,770)	4,661,586
Basic earning (loss) per share (3)	0.19	0.56	0.02	0.38	(1.30)	0.04
Diluted earning (loss) per share (3)	0.12	0.34	0.02	0.19	(1.30)	0.04
Basic earning (loss) per ADS (3)	1.93	5.58	0.24	3.80	(13.00)	0.40
Diluted earning (loss) per ADS (3)	1.17	3.38	0.24	1.90	(13.00)	0.40
Weighted - average number of shares outstanding		155,343,629	137,137,783	121,388,429	119,748,872	119,669,749
Weighted - average number of shares outstanding plus assumed conversion		283,140,627	137,137,783	194,235,230	119,748,872	119,669,749

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and Investments	25,759,936	74,446,214	14,624,161	23,363,232	44,459,711	129,661,999
Inventories	16,018,561	46,293,640	35,441,885	23,305,421	38,800,874	29,382,134
Trade and other receivables, net	11,073,450	32,002,270	24,221,264	13,639,837	28,221,096	39,859,253
Non-current assets:
Other receivables	2,242,330	6,480,334	101,758	672,817	2,261,302	4,127,316
Inventories	18,416,325	53,223,179	44,740,030	37,796,987	29,414,567	54,741,471
Investments	136,643,523	394,899,782	393,382,176	338,604,025	119,210,530	15,621,632
Negative goodwill / goodwill	(10,529,696)	(30,430,822)	(25,869,346)	(19,347,598)	(13,370,988)	2,638,819
Property and equipment, net	57,611,625	166,497,596	160,026,473	150,932,466	130,757,356	172,155,953
Intangible assets, net	—	—	—	369,637	879,053	1,498,478

Total assets	257,236,054	743,412,193	646,668,401	569,336,824	380,633,501	449,687,055

Current liabilities:
Trade accounts payable	6,193,053	17,897,922	10,840,177	8,002,449	19,963,387	21,687,494
Short-term debt	3,979,163	11,499,782	8,090,261	1,425,499	7,468,233	30,301,675
Other liabilities, taxes, charges, salaries and social security payable	12,658,282	36,582,436	10,370,898	7,158,058	9,077,568	3,252,815
Non-current liabilities	53,316,310	154,084,136	152,133,418	160,744,981	21,076,440	22,217,827

Total liabilities	76,146,808	220,064,276	181,434,754	177,330,987	57,585,628	77,459,811

Minority interest	95,829	276,947	65,451	206,712	430,755	533,696
Shareholders’ equity	180,993,415	523,070,970	465,168,196	391,799,125	322,617,118	371,693,548

US GAAP

Total assets	224,321,.935	648,290,393	504,382,786	448,333,781	242,485,454	421,315,791
Shareholders’ equity	147,356,373	425,859,920	322,511,158	272,349,817	185,224,157	345,347,712

CASH FLOW DATA
Argentine GAAP
Net cash (used in) provided by operating activities	(3,495,112)	(10,100,874)	(280,751)	12,435,796	28,067,447	17,082,721
Net cash provided by (used in) investing activities	21,707,278	62,734,033	(25,089,388)	(200,614,009)	33,679,698	(64,314,523)
Net cash provided by (used in) financing activities	585,279	1,691,457	16,670,247	165,644,376	(21,738,814)	26,957,422

U.S. GAAP
Net cash (used in) provided by operating activities	(3,540,569)	(10,232,245)	(1,604,898)	20,222,339	25,533,892	17,311,636
Net cash provided by (used in) investing activities	21,765,562	62,902,474	(24,534,630)	(200,483,159)	33,791,076	(64,245,555)
Net cash provided by (used in) financing activities	585,279	1,691,457	16,670,247	165,644,376	(21,543,906)	26,595,742
Effects of exchange rate changes	(63,611)	(183,837)	1,272,280	(13,656,319)	254,352	—
Effects of inflations accounting	—	—	—	4,863,453	2,069,177	—

OTHER FINANCIAL DATA
Argentine GAAP
Depreciation and amortization	1,442,609	4,169,139	3,937,141	3,825,546	4,336,451	4,077,046
Capital expenditures (4)	8,982,565	25,959,614	15,189,386	31,129,070	822,170	3,085,292

(1)	We have complied with the Comisión Nacional de Valores’s resolution in connection with the discontinuance of inflation accounting and accordingly we have recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date. In addition in fiscal year 2003, as required by Argentine GAAP we have restated the prior year’s financial statements to give retroactive effect to the new adopted accounting standard in that year, except for certain valuation and disclosure criteria that in accordance with the transition provisions applies prospectively. See notes 2.c and 3 to our consolidated financial statements.

(2)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2005 which was Ps. 2.89 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	Basic net earning (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net earning (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. See notes 13 and 16.II.f) to our consolidated financial statements for details on the computation of earning per share under Argentine GAAP and US GAAP, respectively.
(4)	Includes the purchase of farms and other property and equipment.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2005, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.946 = US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High (1)	Low (2)	Average (3)	Period End
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002 (4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Fiscal Year 2005	3.0400	2.8460	2.9234	2.8670
Month Ended June 30, 2005	2.8760	2.8460	2.8640	2.8670
Month Ended July 31, 2005	2.8660	2.8410	2.8489	2.8410
Month Ended August 31, 2005	2.8930	2.8390	2.8682	2.8910
Month Ended September 30, 2005	2.9490	2.8840	2.8940	2.8950
Month Ended October 31, 2005	2.9980	2.8890	2.9475	2.9820
Month Ended November 30, 2005	2.9720	2.9190	2.9450	2.9460

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco de la Nación Argentina did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All prices are mid market.

Source:Banco de la Nación Argentina, Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect our ability to service our Dollar-denominated debt and/or the U.S. Dollar value of our ADS. Since the repeal of the Convertibility Law in January 2002, the Peso has devaluated approximately 200% vis-à-vis the U.S. Dollar. We cannot assure you that further devaluations will not take place in the future.

Inflation and further devaluation of the Argentine currency could materially and adversely affect our operating results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks associated with our business, taking into account the instability of the country in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. In general, investing in companies which operate in emerging markets such as Argentina is more risky than investing in companies which operate in more stable markets such as the United States.

Risks Related to Argentina

We collect substantially all of our revenues in Argentina, thus the economic crisis suffered in this country has had and continues to have severe consequences in our financial condition.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina.

We collect substantially all of our revenues in Argentina and substantially all of our operations, developments, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

During 2001 and 2002, Argentina underwent a period of severe political, economic and social instability that led to the early resignation of President De la Rúa, the default on substantially all of Argentina’s sovereign debt and the devaluation of the Peso after a ten-year period of one-to-one parity with the U.S. Dollar. Following a succession of interim Presidents during the course of ten days, on January 1, 2002, at a joint session of the Argentine Congress, Eduardo Duhalde, a senator for the Justicialist Party, was selected to complete the term in office left vacant by President de la Rúa which was due to expire in December 2003.

During his term in office, President Duhalde adopted a number of measures, including, but not limited to the following:

•	ratifying the suspension of payment of a portion of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

•	ending the one-to-one Peso-U.S. Dollar parity that had been in place since April 1991;

•	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

•	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

•	requiring the mandatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank (Banco Central de la República Argentina or “Argentine Central Bank”) at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

•	converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

•	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

•	enacting an amendment to the Argentine Central Bank’s charter allowing it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

•	converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

•	freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

•	authorizing the Argentine government to renegotiate tariffs in public utility service contracts;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions;

•	requiring the deposit in the Argentine financial system of foreign currency earned from exports, subject to certain exceptions; and

•	enacting amendments to the Bankruptcy Law to protect debtors.

The measures set forth above resulted in a profound change to the Argentine monetary and foreign exchange regime and to the regulatory framework for all business sectors in Argentina. The impact of such measures on the Argentine economy was significant in the course of 2002 and throughout the first half of 2003. In accordance with data published by the INDEC, in 2002 Argentina’s gross domestic product (“GDP”) decreased 10.9%, unemployment increased to unsustainable levels and the persistent devaluation of the Peso led to an escalation in retail and wholesale prices of 41.4% and 118.2%, respectively. This led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting our sales and IRSA real estate business in which we have a significant investment.

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

The increase in the level of demonstrations and violence in June 2002 led then-President Duhalde to announce his resignation effective May 25, 2003 and to call presidential elections prior to the expiration of his term. Néstor Kirchner was elected President in the second round and was inaugurated on May 25, 2003. His term in office will expire on December 10, 2007. Although the economic policies implemented by Kirchner’s administration have succeeded in achieving economic growth Argentina in 2003 (estimated at 8.8% as compared to 2002) and 2004 (estimated at 9.0% as compared to 2003) and in the first six months of 2005 (estimated at 9.1% as compared to the first six months of 2004), there are still major issues pending resolution, such as the contracts with privatized public utility companies, the restructuring of the country’s financial system and continuing default of pre-existing sovereign debt that did not participate in the government’s exchange offer. The Kirchner administration’s main challenge is to generate confidence and create conditions that allow for a transition from the current short-term stabilization economic policies to long-term and sustainable growth. We cannot assure you that the Kirchner administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If it is unable to do so this would likely have an adverse effect on the economy and financial system.

The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private entities, including us. Decisions with regards to those issues could paralyze investment and consumption decisions causing a reduction in retail sales and real estate sales. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition, or results of operations. Although the agriculture business sector has been less affected than other businesses by the crises, because many of its commodities are exported and have internationally fixed prices, a prolonged crisis will continue to affect the production sold in the Argentine market, such as milk and cattle.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

The economic policies of the Argentine government as well as any future depreciation of the Peso against the U.S. Dollar might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the U.S. Dollar and the Peso and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Argentine Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. As of August 31, 2005, the exchange rate was Ps.2.911 per U.S. Dollar after a peak of Ps.3.90 per U.S. Dollar on June 25, 2002.

We collect substantially all of our revenues in Argentina, and as a result of the enactment of the Public Emergency Law, they are calculated and collected in Pesos. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies. Therefore, the Peso may continue to be subject to significant fluctuations and further depreciations which might significantly and adversely affect our financial condition and the results of our operations.

Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

Argentina may not be able to attract foreign investment in the future.

Argentina’s recent social and economic instability, the Government’s emergency measures to address the instability and security concerns relating to an increase in crime (including the recent activities of organized picketers, or “piqueteros”) have made many foreign investors unwilling to invest in Argentina. Foreign investment is conducive in many respects to our economic recovery and future economic growth. Argentina’s continuing inability to attract foreign investment may have an adverse effect on Argentina’s economy and prospects.

Inflation may escalate and further undermine the economy, which could adversely affect our financial condition and results of operations.

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter allowing it to print currency without having to maintain a fixed and direct ratio with the foreign currency and gold reserves. This amendment allows the Argentine Central Bank to make advances to the

Argentine government to cover anticipated budget deficits and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Peso affected the domestic price system generating inflation in 2002. Through December 31, 2003, the CER and the wholesale price index exhibited increased by 3.7% and 4.3%, respectively, compared to 41.4% and 118.2%, respectively, for 2002. During 2004, the CER increased by 6.1% and the wholesale price index increased by 7.9%. Although in the course of 2003 and 2004 inflation has been relatively stable, there is great concern over the escalating levels of inflation by the end of 2005. After rising 0.8% and 1.5% in December 2004 and January 2005, respectively, prices increased by 1.0% in February, 1.5% in March 2005, 0.5% in April 2005, 0.6% in May 2005, 0.9% in June 2005, 1.0% in July 2005, 0.4% in August 2005, 1.2% in September 2005, 0.8% in October 2005 and 1.2% in November 2005, creating significant uncertainty regarding future inflation levels.

The devaluation of the Peso and related economic measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, the objectives pursued have been achieved, but the sustainable success of such measures will depend on the ability of the Argentine government to generate confidence in the local and international financial markets. If current uncertainty regarding the government’s policies persists, it is likely that inflation rates will increase significantly, investment and economic activity will contract, unemployment will increase beyond current levels, tax collection will drop and the current fiscal surplus will erode, leading to fiscal deficit. Therefore, we cannot assure you that the value of the Peso will continue to be stable or that inflation will remain at current levels. Any significant increase in inflation or additional volatility in the financial markets could have a material adverse effect on our financial condition and results of operations.

The recent economic and financial crisis produced significant social and political tensions, which could worsen in the event of another shock and have a material adverse effect on Argentina’s economic growth.

During the height of its recent economic crisis, Argentina experienced significant social and political turmoil, evidenced by street demonstrations, strikes, increased rates of crime and the rapid succession of four interim administrations between President De la Rúa’s resignation in December 2001 and President Duhalde’s appointment in January 2002. In addition, the lack of any clear political consensus in favor of a particular set of economic policies has also given rise to, and may perpetuate, significant uncertainties about Argentina’s economic and political future. There can be no assurance that the significant domestic instability evident during 2001 and 2002 will not reemerge in response to an internal or external shock. Such instability could have a material adverse effect on Argentina’s economic growth. Furthermore, if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

Promulgations of laws related to foreclosure on real state adversely affect property rights

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law formally suspending the ability to foreclose on mortgaged properties for a term of ninety days, reinstating the earlier “formal” suspension on foreclosures that ended on November 14, 2002. This suspension was extended until September 2, 2003. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law solved this situation. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts by creating a Trust (paid by the Argentine Government) which purchases portfolio mortgage debts and reschedules them in a more profitable way. The period that creditors had to express their consent to this mortgage reschedule system expired on June 22, 2004. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation to this system of the mortgage loans that were in judicial or private execution proceedings.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy and financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition, results of operations or our ability to honor our foreign-currency denominated debt obligations.

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	rioting, looting, nation-wide protests, strikes and widespread social unrest;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	unpredictable taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to the political crisis in the past, have not been resolved, and there can be no assurance that the policies of the elected president will be ultimately successful.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and severe restrictions on transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be stricter than before. Currently, the government, through the Argentine Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Argentine Central Bank. Furthermore, as from May 26, 2005, the following situations are subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non-financial sectors; and (b) inflows of foreign currency by non-residents for the purpose of: (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 days term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows destined for the primary subscription of Argentine Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$2 million per month, will also be subject to the aforementioned requirements.

Resolution No. 365/2005 provided certain exemptions to the non-transferable deposit requirement such as (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No.365/2005 nor the relevant Argentine Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under such exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents devoted to finance the acquisition or the construction of any real estate property are likely to be subject to the non-transferable deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust. See Item 10.D.

Although most capital outflow restrictions with regard to import of goods, payment of interest, utilities, dividends and financial debts, have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

Argentina’s sovereign debt restructuring may create certain additional uncertainties regarding future litigation and economic development.

On December 23, 2001, interim President Rodríguez Saá announced the suspension of the payment of all of Argentina’s sovereign indebtedness, which as of December 31, 2001 amounted to approximately US$144.5 billion. On January 2, 2002, then President Duhalde ratified this decision in relation to the portion of the debt corresponding to private-sector foreign debt holders. Subsequently, the main international credit rating agencies downgraded Argentina’s sovereign debt rank. In November 2002, Argentina failed to honor certain payments then outstanding and payable to the World Bank.

On September 21, 2003, the Executive Board of the International Monetary Fund approved the restructuring of US$12.5 billion of Argentina’s sovereign debt outstanding with multilateral lenders. Pursuant to the terms of the agreement with the International Monetary Fund, the maturities of this debt were extended over the next three years. In addition, Argentina committed itself to achieving certain targets, including a primary fiscal surplus of 3% of GDP for 2004, and left the primary fiscal surplus target for the following two years open for negotiation. Prior to reaching an agreement, the Argentine government defaulted in a payment due to the International Monetary Fund that was cured by execution of a new standby agreement.

On September 23, 2003, the Argentine government announced the guidelines proposed for a restructuring plan in connection with approximately US$95 billion of debt held by the private sector. These guidelines set forth that the Government could require existing debt holders to accept, among other decisions, a 75% reduction in principal, honoring only 25% of the outstanding principal on such indebtedness.

In accordance with the agreement reached with the IMF, Argentina is subject to quarterly reviews. The first reviews were approved in January 2004 and in March 2004, respectively. In August 2004, the International Monetary Fund’s financial assistance program was suspended until the conclusion of the public debt restructuring process.

The Argentine debt exchange offer ended on February 25, 2005. On March 18, 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76% and an aggregate tendered amount of US$ 62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totaled approximately US$20 billion which created uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action commenced by certain bondholders who did not participate in the exchange offer in an attempt to attach the tendered bonds.

Following the settlement of Argentina’s sovereign debt restructuring on May 18, 2005, the International Monetary Fund agreed to a one-year extension of Argentina’s scheduled repayment of debt amounting to US$2.5 billion with maturities due and owed to the International Monetary Fund arising between May 20, 2005 and April 28, 2006.

Additionally, certain companies have filed claims before the International Center for the Settlement of Investment Disputes. The claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Most of these claimants contend that government’s actions had the effect of expropriating their investments without adequate compensation. Their pleadings are still pending a decision. We can give no assurance that further litigation to be initiated by holdouts will not result in material judgments against the Argentine government.

After the exchange offer, Argentina’s sovereign debt exceeds US$120 billion. We cannot assure you that the Argentine government will honor its obligations either under the exchange offer or under the rescheduled agreement with the International Monetary Fund. Further defaults may result in additional litigation and affect Argentina’s credibility toward multilateral lenders. This would adversely affect economic growth. Under these circumstances, we cannot assure that the economy will not suffer additional shocks which may adversely affect our business and results of operations.

The recent suspension of the Mayor of the City of Buenos Aires and the commencement of an impeachment proceeding against him is generating political and institutional instability.

On November 14, 2005, the legislative body of the City of Buenos Aires suspended Mayor Aníbal

Ibarra and initiated an impeachment proceeding against him. He is being charged with breach of duties due to the incident that caused the death of 193 people in a fire started on December 30, 2004 in a local night club which did not comply with minimum safety standards required for the issuance of a municipal permit. If Mayor Ibarra is found guilty of these charges he could be removed from office.

This impeachment proceeding is the first one of its kind to take place in the history of the City of Buenos Aires. The confrontation among political parties in the legislative body of the City and the trial is generating political and institutional instability in the city where most of IRSA’s and APSA’s assets are located.

Recent changes in Kirchner’s cabinet of ministers is generating uncertainty as to the future development of governmental policies

On November 28, 2005 President Kirchner announced the replacement of several Ministers of his cabinet. Felisa Josefina Miceli replaced Roberto Lavagna as head of the Ministry of Economy and Production, Jorge Enrique Taiana replaced Rafael Bielsa as head of the Ministry of Foreign Affairs, Nilda Garré replaced José Pampuro as head of the Ministry of Defense and Juan Carlos Nadalich replaced Alicia Kirchner as head of the Ministry of Social Development. After these announcements, some concerns have arisen, particularly with regards to the replacement of the Minister of Economy and Production. The most important concern is whether the new Minister will be able to develop governmental policies that foster the recovery of the local economy and reduce the poverty level in Argentina.

Risks Related to Our Business

We may face potential conflicts of interest relating to our principal shareholders.

As of November 30, 2005 our largest shareholder, Mr. Eduardo S. Elsztain, was the beneficial owner of approximately 20.2% of our common shares. As of November 30, 2005, such beneficial ownership consists of 34,181,018 of our common shares owned by Inversiones Financieras del Sur S.A., a Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A.

Pursuant to a consulting agreement with Dolphin Fund Management S.A., we pay a management fee equal to 10% of our annual net income for certain agricultural advice and other administrative services. Dolphin Fund Management S.A spun off into two companies on November 25, 2003: Consultores Asset Management S.A. and Dolphin Fund Management S.A. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while our first vice-chairman of the board of directors, Saúl Zang, holds the other 15% of the capital stock. During the spin off, the consulting agreement was assigned to Consultores Asset Management S.A. Eduardo Elsztain (formerly the chairman of Dolphin Fund Management) is currently the chairman of Consultores Asset Management S.A.

Conflicts of interest between our management, our affiliates and us may arise in the performance of our respective business activities. Mr. Eduardo S. Elsztain is also the beneficial owner of approximately 21.1% of the common shares of IRSA, an Argentine company that currently owns approximately 65.2% of the common shares of its subsidiary Alto Palermo S.A. (“APSA”) whose CEO is Mr. Alejandro G. Elsztain, the CEO of Cresud. We cannot assure you that our principal shareholders will not limit or cause us to forego business opportunities that their affiliates may pursue or that their pursuit of other opportunities will be in our interest.

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

Prices for cereals, oilseeds and by-products, like those of other commodities, can be expected to fluctuate significantly. The prices that we are able to obtain for our agriculture products from time to time depend on many factors beyond our control including:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in the agricultural subsidy levels of certain important producers (mainly the USA and the European Union) and the adoption of other government policies affecting industry market conditions and prices; and

•	demand for and supply of competing commodities and substitutes.

From June 2004, to June 2005, prices in U.S. Dollars for soybeans dropped 22%, corn 20% and wheat decreased 7%.

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products were to decline below current levels.

Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle.

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

Unpredictable weather conditions may have an adverse impact on crop and beef-cattle production.

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

Disease may strike our crops without warning potentially destroying some or all of our yields.

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

Our cattle are subject to diseases.

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

We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oil-seed than in the cereal market. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries that do not exist in Argentina. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices operating losses for longer periods. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales.

We currently sell our entire raw milk production to one customer in Argentina. For fiscal year 2005, these sales represented 4.4% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

We may not be able to maintain or form new relationships with customers or others who provide products and services that are important to our business. Accordingly, we cannot assure you that our existing or prospective relationships will result in sustained business or the generation of significant revenues.

We do not maintain insurance on our crop storage facilities; therefore, if a fire or other disaster damages some or all of our harvest, we will not receive any compensation.

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we have approximately 18,001 tons of storage capacity at various farms and plan to further increase our storage capacity. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster affects all of our silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

We may be exposed to material losses due to volatile crop prices since we hold significant uncovered futures and options positions to hedge our crop price risk.

Due to the fact that we do not have 100% of our crops hedged, we are unable to have minimum price guarantees for all of our production and are exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in receiving a lower price for our crops than our production cost. We are also subject to exchange rate risks related to our crops that are hedged, because our futures and options positions are valued in U.S. dollars, and thus are subject to exchange rate risk.

If severe weather or any other disaster generates a lower crop production than the position already sold in the market, we may suffer material losses in the repurchase of the sold contracts.

We may increase our crop price risk since we could have a long position in crop derivatives.

In order to improve the use of land and capital allocation, we may have a long position in crops in addition to our own production. This strategy increases our crop price risk, generating material losses in a downward market.

We do not intend to be exposed in a long derivative position in excess of 50% of our real production.

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

As of June 30, 2005, we owned a 21.8% equity interest in IRSA representing an investment of Ps. 197.35 million through the purchase of shares and the conversion of Convertible Notes. In addition, as of such date, we owned IRSA’s Convertible Notes for a total amount of US$ 36.5 million. Consequently, as of June 30, 2005, our investment in IRSA amounted to Ps. 349.0 million, representing 46.9% of our consolidated assets.

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

It is possible that these or other factors or events will impair IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. During the fiscal year ended June 30, 2005, IRSA’s share price increased by 55% from Ps. 2.2, on June 30, 2004 to Ps. 3.4 on June 30, 2005. From fiscal year 2003 to fiscal year 2004 the price decreased 12% from Ps. 2.5 to Ps. 2.2. Given the relative size of our investment in IRSA, any decline could continue to give us a material adverse effect on our financial condition and results of operations.

The creation of new export taxes may have an adverse impact on our sales.

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased 10% over the current 5% the taxes on beef-cattle exports.

Export taxes might have a material and adverse effect on our sales. We produce exportable goods, and, therefore, an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may result in a decrease to our sales. We cannot guarantee the impact of those or any other future measures that might be adopted by the Argentine government on our financial condition and result of operations.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of June 30, 2005, we owned approximately 21.8% of IRSA’s outstanding shares, and our total investment in IRSA represented approximately 46.9% of our total assets.

Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act.

We believe we may be exempted from a registration as an investment company under the Investment Company Act so long as we do not offer or sell securities in the United States or to U.S. persons while our status under the Investment Company Act remains uncertain. Accordingly, due to the uncertainty regarding our status under the Investment Company Act, we may not be able to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exception under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act, which is a lengthy and highly uncertain process.

Moreover, if we offer and sell securities in the United States or to U.S. persons and we were deemed to be an investment company and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or whose performance entails a violation of, the Investment Company Act, including any such securities, may not be enforceable against us.

Risks Related to our American Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares

The market prices of our common shares and American Depositary Shares could decline as a result of sales by our existing shareholders of common shares or American Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The American Depositary Shares are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of November 30, 2005 owned approximately 20.2% of our common shares (or approximately 34,181,018 common shares which may be exchanged for an aggregate of 3,418,101 American Depositary Shares), is free to dispose of any or all of its common shares or American Depositary Shares at any time in its discretion. Sales of a large number of our common shares and/or American Depositary Shares would likely have an adverse effect on the market price of our common shares and the American Depositary Shares.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or us or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our equity securities would suffer negative consequences.

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. If we are or become a PFIC, United States holders of our shares or American Depositary Shares will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or American Depositary Shares at a gain, as well as reporting requirements. See Item 10.E “United States Taxation—Passive Foreign Investment Company Rules” for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

Risks Related to IRSA’s Business

IRSA’s high level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA has, and expects to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2005, IRSA’s consolidated financial debt amounted to Ps.483.7 million (including accrued and unpaid interests and deferred financing costs). The fact that IRSA is highly leveraged, may affect its ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s high leverage could place them at a disadvantage compared to its competitors who are less leveraged and limit its ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although IRSA has successfully restructured its debt, we cannot assure you that IRSA will not relapse and become unable to pay its obligations.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the holders of IRSA’s debt will be able to accelerate the maturity of such debt or cause defaults under other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, they may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain. As of November 30, 2005, such beneficial ownership consisted of:

•	931,852 of IRSA’s common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company where Mr. Eduardo S. Elsztain is the beneficial owner;

•	77,850,702 of IRSA’s common shares owned by Cresud, for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of its common shares held for the account of Cresud.

Conflicts of interest between IRSA’s management, IRSA and its affiliates may arise in the performance of IRSA’s respective business activities. Mr. Elsztain also beneficially owns (i)

approximately 20.2% of the common shares of Cresud, and (ii) approximately 61.6% of the common shares of APSA, an IRSA’s subsidiary. We cannot assure you that IRSA’s principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in its interest.

The devaluation of the Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of IRSA’s operations and financial condition.

While the Convertibility Law remained in effect, IRSA had no exchange rate risk relating to its Peso-denominated revenues and its U.S. Dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. Dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate of one Peso to one U.S. Dollar. The majority of IRSA’s liabilities, such as the Unsecured Loan Agreement, the Class 3 Floating Rate Notes and the Hoteles Argentinos Loan are subject to New York law and thus has not been converted into Pesos. Moreover, IRSA’s US$ 100 million Convertible Notes (US$ 57.0 million outstanding as of November 30, 2005) and APSA’s US$ 50 million Convertible Notes (US$ 47.3 million outstanding as of November 30, 2005) are U.S. Dollar-denominated.

IRSA collects substantially all of its revenues in Pesos (such as lease contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. Dollar value of its earnings and, thus, impaired its financial condition. Moreover, its Peso-denominated assets (which represent 91% of IRSA total assets as of June 30, 2005 have depreciated against IRSA’s indebtedness denominated in foreign currency. As of June 30, 2005, IRSA had outstanding debt amounting to Ps. 483.7million, of which, 89% was denominated in U.S. Dollars. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition, and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The Argentine government may impose additional restrictions on the lease, operation and ownership of property.

In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect IRSA’s operations and profitability.

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

IRSA currently holds certain investments in Argentine government debt, corporate debt and equity securities. In particular, IRSA holds a significant interest in Banco Hipotecario, an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which IRSA has invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which led them to the restructure their indebtedness. We cannot assure that the issuers in whom IRSA has invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of IRSA’s investments. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, which could also adversely affect the value of those investments.

Failure to sell planned properties will adversely affect IRSA’s financial condition.

IRSA might have difficulty or fail to sell its futures developments. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on its financial condition.

Real estate investments are subject to many risks.

IRSA’s real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within its control. Any of these risks might materially and adversely affect its business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

IRSA’s ability to generate income from its properties sufficient to service its debt and cover other expenses may be adversely affected by the following factors, among others, some of which IRSA cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for IRSA;

•	increased competition from other real estate operators which might drive down IRSA’s prices and profits;

•	changes in IRSA’s ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from property;

•	increases in operating expenses which could lower IRSA’s profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof; and

•	the exercise by IRSA’s tenants of their legal right to early termination of their leases.

In addition, other factors may adversely affect the productivity and value of IRSA’s properties,

including law reforms and governmental regulations (such as those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of tenants to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced, in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede IRSA’s ability to respond to adverse changes in the performance of its investments could have a material adverse effect on its financial condition and results of operations.

IRSA’s business is subject to extensive regulation.

The real estate business is subject to extensive building and zoning regulations at the national, provincial and municipal levels. The aim is to regulate land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection. IRSA is required to obtain approval from various governmental authorities for its development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect its results of operations and the level of cash flow necessary or available to meet its obligations. Development activities are also subject to risks relating to the inability to obtain or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. IRSA and its affiliates’ operations are also subject to national, provincial and municipal environmental laws applicable in Argentina. IRSA believes that such laws and regulations currently do not materially affect its business or results of operations. We cannot assure you, however, that those regulations will not change in a manner that could cause material adverse effects on IRSA’s business.

Argentine Leasing Law No. 23,091 imposes restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of IRSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for IRSA to adjust the amounts owed to IRSA under its lease agreements;

•	residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six-month period. The exercise of such rescission rights by IRSA’s tenants could materially and adversely affect its business and we cannot assure you that IRSA’s tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time consuming. Historically, the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally last from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on IRSA’s financial condition and results of operation.

IRSA’s assets are concentrated in the Buenos Aires area.

IRSA’s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of its revenues are derived from such properties.

For the fiscal year ended June 30, 2005, a substantial part of IRSA’s sales were derived from properties in the City of Buenos Aires and the Province of Buenos Aires area. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, they expect to continue to depend to a very large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on IRSA´s financial condition.

If the court extends Inversora Dársena Norte S.A.’s bankruptcy to Puerto Retiro IRSA will lose the significant investment they made to acquire a unique waterfront land reserve by the City of Buenos Aires where IRSA plans to develop a financial center.

On November 18, 1997, through the acquisition of the capital stock of the Old Alto Palermo (Alto Palermo S.A., currently Inversora Bolívar S.A.), which was a Pérez Companc’s real estate subsidiary, IRSA indirectly acquired 35.2% capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, IRSA -through Inversora Bolívar S.A.- increased its interest in Puerto Retiro up to 50% of its capital stock.

On April 18, 2000 Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly government owned company privatized in 1991 engaged in the shipyard industry which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. Such property did not have (and still does not have) approved zoning established in the Urban Planning Code and therefore no project can be currently developed.

After the purchase of Tandanor by Indarsa, Tandanor sold “Planta 1” to Puerto Retiro for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

Indarsa did not comply with the payment of the outstanding price for the purchase of the capital stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

On April 18, 2001, the judicial procedure entered into trial stage. At the present time, a provisional measure prohibiting changes and disposition of this building is still in effect. IRSA is currently awaiting the Court’s ruling on this matter.

IRSA cannot assure the success of the outcome of this judicial proceeding. If the plaintiff’s claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect on IRSA’s financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa.

The Company’s investment in Puerto Retiro amounts to Ps. 45.5 million at June 30, 2005.

IRSA faces a potential economic loss with regards to a judicial proceeding involving the acquisition of Llao Llao Hotel.

Llao Llao Holding S.A. purchased Hotel Llao Llao on November, 1997, from the National Parks Administration. Llao Llao Holding S.A. (in the process of dissolution due to the merger with IRSA), predecessor of Llao Llao Resorts S.A. was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$ 2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment, ordering the payment of US$ 2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus accrued interest, compensatory and punitive interests and attorneys’ fees.

On March 2, 2004, the Company made a payment deposit of Ps. 7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB—FRB L+13/16 2005 for a total nominal value of US$ 4.12 million. The total amount settled on that date was Ps. 9.15 million.

The court served notice of payment made on the plaintiff. On June 30, 2004 the plaintiff filed a brief rejecting the payment as partial, and requested from the court a payment schedule for the final payment of the total debt.

The trial court pesified the plaintiff´s credit and the plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff mantaining their credit in U.S. Dollars. IRSA has appealed this decision and the appellate court declared it inadmissible. IRSA appealed before the Supreme Court and is awaiting its decision.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt instruments determined in the unpaid balance, and an amount in cash of Ps. 7.19 million, whereas the unpaid balance approved in the court records was US$ 3.78 million.

As of June 30, 2005 IRSA’s management recorded a reserve in the amount of Ps. $ 3.77 million which was determined calculating the difference between the amount claimed for in concept of compensatory and punitive damages (US$ 3.80 million) and the amount deposited in payment ($7.19 million).

In September 2001 Llao Llao Resorts S.A. entered into an agreement with six of the plaintiff’s attorneys by which the company agreed to pay them the amount of US$ 1.2 million in concept of fees which would be paid in twelve equal monthly installments of US$ 100,000 each to be deposited with Banco de la Ciudad de Buenos Aires. The first three installments were paid before the devaluation of the Peso and the following nine installments were paid in Pesos after the devaluation.

One of the six attorneys never challenged these payments. The remaining five attorneys filed a motion alleging that that the amount agreed should have been paid in U.S. Dollars and not in Pesos and calculating the difference between the amounts paid in Pesos and the U.S. Dollar amount agreed in concept of fees which they understood amounted to US$ 384,000. In March 2005, at the request of two of the attorneys the court issued an order to attach the amount of Ps. 788,000 from the Company’s checking accounts. As of June 30, 2005 the attachment amounted to Ps. 861,000.

Our legal advisors challenged the liquidation performed by these two plaintiffs for several reasons. Firstly, payments performed prior to the pesification, the three first installments, need not be readjusted because they were made when the Peso was at a 1 to 1 parity with the U.S. Dollar. Secondly, the interest claim made by the plaintiffs is unlawful and exorbitant. On December 2, 2005 the court resolved ordering the payment of the currency difference with regards to the last nine installments which would be calculated using the exchange rate in force at the time the deposits were made and rejecting the interest claim considering that the relief sought was already covered by the readjustment ordered. This court order may be appealed by the plaintiffs. As of June 30, 2005, in light of the probable contingency reported by IRSA’s legal counsels its management has reserved the amount of Ps. 2.3 million.

IRSA is currently negotiating an out-of-court agreement with the remaining three attorneys. The liquidation presented by them includes the amount of US$ 288,112.35 in concept of capital applied to the currency difference between the payments made in Pesos and the original fee agreement and US$ 72,528.78 in concept of interest which results in a total amount of US$ 360,641.13. IRSA understand that they are willing to arrive at an agreement which could include an installment payment plan.

If APSA cannot reach an agreement with the sellers regarding its acquisition of a significant interest in the Neuquén Project, the sale may be voided and it may not recover its original investment.

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. APSA clarifies that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, APSA cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

APSA maintains a provision of Ps. 2.3 million which represents APSA’s best estimate of the probable loss to be incurred in connection with these claims.

IRSA’s real estate activities through subsidiaries and joint ventures are subject to additional risks.

IRSA conducts a substantial part of its real estate activities through subsidiaries and strategic alliances with other companies. One of its principal investments is APSA where IRSA owns a majority of the voting stock. In the future, IRSA may increase its real estate activities through such vehicles. As a result, IRSA depends to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from these entities to maintain its profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, IRSA’s partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from IRSA’s; or

•	take actions that are contrary to IRSA’s instructions or that are otherwise contrary to its interests.

IRSA’s development and construction activities are inherently risky.

IRSA is engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with IRSA’s development and construction activities include the following, among others:

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent obligations due to the increase in expenses.

Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of IRSA’s shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave IRSA’s shopping centers. This has reduced the occupied space and consequently, IRSA’s revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in IRSA’s shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, at home, work or elsewhere, to shop electronically for retail goods, and that this trend will continue. If e-commerce and retail sales through the Internet continue to grow at current rates, consumers’ reliance on traditional distribution channels such as IRSA’s shopping centers could be materially diminished, having a material adverse effect on IRSA´s financial condition, results of operations and prospects.

IRSA’s future acquisitions may be unprofitable.

IRSA intends to acquire additional properties to the extent that they meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	the risk that investments may fail to perform as expected, and

•	the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

IRSA’s shopping center business is subject to competitive pressure.

All of IRSA’s shopping centers are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of its properties. The number of competitive properties in a particular area could have a material adverse effect on IRSA’s ability to lease retail space in its shopping centers or sell units in its residential complexes and on the rent price or the sale price that IRSA is able to charge. To date, there have been relatively few companies competing with IRSA for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on IRSA’s results of operations.

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

Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	salary depreciation.

These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of operations of IRSA’s credit card business. In addition, if IRSA’s credit card business is adversely affected by one or more of the above factors, the asset quality of IRSA’s securitized receivables are also likely to be adversely affected. Therefore, IRSA could adversely be affected to the extent that at such time IRSA holds a participating interest in any such securitized receivables.

IRSA may not be able to recover the mortgage loans that it has provided to purchasers of units in its residential development properties.

In recent years, IRSA has provided mortgage financing to purchasers of units in its residential development properties. Before January 2002, its mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 1 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. Dollar denominated debts into Pesos at the exchange rate of Ps. 1.00 to U.S. Dollars 1.00 and imposed maximum interest rate on mortgage loans of 3% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the U.S. Dollar value of IRSA’s outstanding mortgage loans which at June 30, 2004, aggregated approximately Ps. 1.4 million.

IRSA is subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect IRSA’s cash flow. Argentine law imposes significant restrictions on IRSA’s ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, IRSA does not have the right to foreclose on the unit. Instead, in order to reacquire a property, IRSA is required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. However, the Public Emergency Law established the suspension of all the judicial and non-judicial enforcements including the enforcement of mortgages and pledges, regardless of its origin.

Law No. 25,798 enacted on November 5, 2003 and regulated by Decrees No. 1284/2003 and No. 352/2004 sets forth a system to refinance delinquent mortgage loans in order to prevent foreclosures of the housing units constituting the only dwelling of debtors (the “Mortgage Refinancing System”). The system comprises both delinquent debtors in the financial system and those outside the financial system. Pursuant to Law No. 25,798, a trust is created whose assets shall be composed of financial resources to be contributed by the Argentine government and the income derived from the amortization installments of refinanced loans. The Argentine National Bank (Banco de la Nación Argentina), in its capacity as trustee of the trust, shall enter into refinancing agreements with the debtors under the following terms: a grace period of one year and amortization in monthly installments not to exceed 30% of the aggregate income of the family living in such housing unit. Banco de la Nación Argentina will then issue bonds that shall be delivered in lieu of payment to the mortgagee and will subrogate the mortgagee’s rights with regards to the debtors. The amounts to be refinanced may not exceed the appraisal value of the secured real property, after deduction of debts for taxes and maintenance expenses. The trust shall pay the mortgagee only the amount corresponding to overdue defaulted principal and, with regards to the outstanding debt, Banco de la Nación Argentina shall repay principal plus interest and adjustments according to the terms and conditions of the original mortgage loan agreement. The parties to secured loan agreements were given a period to express their consent to the Mortgage Refinancing System. This term was extended twice, first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period.

We cannot assure that laws and regulations related to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect IRSA’s business, financial condition or result of operations.

IRSA’s subordinated participations in securitized mortgage loans may have no value.

Additionally, on December 2001, IRSA securitized almost the entire mortgage portfolio held by them since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso

IRSA I. Banco Sudameris Argentina acted as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. IRSA held all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class. They have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid.

This portfolio was originally denominated in U.S. Dollars and mandatorily converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May 2002, inflation adjustment on residential mortgages granted to individuals was eliminated until October 2002, when adjustment was performed according to a different inflation index, the CVS. Pursuant to Decree 117/04 and Law No. 25,796, the CVS became unenforceable on April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The portfolio value has declined due to the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient funds to service the subordinated certificates held by IRSA. If there are not sufficient funds, the value of these bonds might be considerably reduced or even equal to zero. As of June 30, 2005, Classes A, B and C were completely amortized. As of June 30, 2005, Class D’s face value amounted to Ps. 10.3 million and the present value amounted to Ps. 3,259 for IRSA, Ps. 519 for Inversora Bolívar S.A and Ps. 134 for Baldovinos S.A.

We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by IRSA (and included in the annual report), will represent actual results. Successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Economy and Production, which could further affect respective cash flows.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA operates its hotels is highly competitive. The operational success of IRSA’s hotels is highly dependant on its ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of IRSA’s hotels depends on:

•	IRSA’s ability to form successful relationships with international operators to run its hotels;

•	changes in travel patterns, including seasonal changes; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

IRSA is dependent on its senior manager and chairman Eduardo Elsztain.

IRSA’s success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, its chief executive officer, president and chairman of the board of directors. The loss of his services could have a material adverse effect on IRSA’s business. IRSA’s future success also depends in part upon its ability to attract and retain other highly qualified personnel. We cannot assure you that IRSA will be successful in hiring or retaining qualified personnel.

IRSA’s investment in Banco Hipotecario subjects IRSA to risks affecting the banking sector.

IRSA has an investment in the banking sector, a different industry with different risks from its core business. As of June 30, 2005, IRSA owned 11.76% of Banco Hipotecario, which represented 9% of its consolidated assets. Banco Hipotecario.has been the leading mortgage lender, largest mortgage servicer and provider of mortgage-related insurance in Argentina. Substantially all of its operations, property and customers are located in Argentina. Accordingly, the quality of its loan portfolio and its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003, and the Argentine government’s actions to address it, described above, have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Banco Hipotecario relies strongly on mortgage lending and its ability to continue to develop its financial intermediation strategy depends in part on Banco Hipotecario’s ability to successfully implement their new business strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historical concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina for the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

In the past two years Banco Hipotecario has made several investments designed to enable the development of retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors, and significant political, regulatory and economic uncertainties in Argentina. As a result, Banco Hipotecario cannot give any assurance that it will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to effectively transition to a new and viable operating model, it cannot assure that it will be able to comply with its debt obligations.

Banco Hipotecario cannot assure that its business or diversification strategy will be successfully achieved to the extent it requires concurrence or approval of the Argentine government, with whom it has recently disagreed.

Banco Hipotecario faces significant challenges in seeking to develop its business plan through internal growth and therefore continuously explores the possibility of acquiring other banks or financial institutions or a significant portion of their assets and liabilities. The fast pace of change in the Argentine financial system may require Banco Hipotecario to take advantage of opportunities and make decisions on an expedited basis, which may prove difficult to accomplish given applicable regulatory requirements, and the requirement that the Argentine government, as one of its shareholders, approve certain transactions. These acquisition opportunities may require Banco Hipotecario to incur additional debt or other direct or contingent liabilities, and its ability to incur such liabilities is limited. In addition, any such acquisitions would likely divert a significant amount of its management’s attention to the integration of these businesses into Banco Hipotecario’s current operations.

The Argentine government, one of Banco Hipotecario’s major shareholders, has a “golden share”, meaning that it has an effective veto with respect to transactions involving any merger Banco Hipotecario may contemplate in the future. The Argentine government has also disagreed with Banco Hipotecario over other issues, such as board compensation. If we, as shareholders, are not able to receive government support to successfully implement new business strategies Banco Hipotecario’s financial condition may be adversely affected.

The Argentine government may prevail in all matters to be decided at a general shareholders meeting.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. Banco Hipotecario’s bylaws provide that if at any time the Class A shares represent less than 42% of its aggregate voting stock, Class D shares will automatically lose their triple voting rights. If this were to occur and if the Argentine government retained a sufficient number of Class A shares, the government would prevail in general shareholder meetings (except for certain decisions that require qualified majorities) and exercise effective control over the decisions to be submitted to the consideration of such meetings.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to regulations adopted, and measures taken, by the Argentine Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation historically entrusted to the Argentine Central Bank and other regulatory authorities. Measures adopted by the Argentine Central Bank have had and may continue to have a material adverse effect on Banco Hipotecario’s financial condition and results of operations. On July 25, 2003, the Argentine Central Bank announced its intention to adopt new capital adequacy requirements, effective as of January 2004 that it will implement gradually through 2009. In addition, the International Monetary Fund and other multilateral agencies have been encouraging the Argentine government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose operating restrictions on Banco Hipotecario.

Similarly, the Comisión Nacional de Valores, which regulates the public markets in Argentina, has authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance and market regulatory standards.

Laws and decrees implemented during the outburst of the economic crisis in 2002 had substantially altered contractual obligations. Recently, various initiatives have been presented to Congress intended to reduce or eliminate a portion of its mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional, the bank’s predecessor, was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, that the Argentine government would compensate Banco Hipotecario for the resulting loss.

Uncertainties affecting Banco Hipotecario’s business could negatively affect the value of IRSA’s investment.

Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on Banco Hipotecario’s business activity. Currently, Banco Hipotecario is highly dependent on the Argentine government’s ability to perform its obligations owed to Banco Hipotecario. and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and its obligation to approve and deliver government securities under various laws and regulations. As of June 30, 2005, IRSA owned 11.76% of Banco Hipotecario, 5.22% of such ownership was through IRSA’s subsidiary Ritelco S.A. The future outcome of the uncertainties described above could have an adverse effect on the value of IRSA’s investment in Banco Hipotecario.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the CER. On May 6, 2002, the executive branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 on property constituting a borrower’s dwelling may be adjusted for inflation only pursuant to CVS index, which during 2002 was significantly less than inflation as measured by the wholesale price index. Through December 31, 2002, the wholesale price index and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the wholesale price index, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans were adjusted for inflation in accordance with the CER, 30% were adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, Law No. 25,796 Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgage loans. The CVS increased until its repeal by 5.3% whereas the increase in CER was 5.5% as of December 31, 2004 and the wholesale price index increased by 7.9%. Argentina’s history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina in 2002 and 2003, Banco Hipotecario ‘s mortgage loan portfolio experienced significant erosion in value. If inflation were to increase significantly once again, it might continue to materially erode value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation which could adversely affect its liquidity and results of operations.

If Banco Hipotecario’s ratio of non-performing loans increases significantly, Banco Hipotecario’s operating results could be materially adversely affected.

Banco Hipotecario has traditionally been an active lender to individuals in the middle and lower-middle income segment of the population. The quality of Banco Hipotecario’s loan portfolio to such individuals is highly dependent on household income. In 2000, Banco Hipotecario established a Ps.550.2 million provision for loan losses in an effort to rectify recurring asset quality problems in its pre-1991 loans (and in certain post-1991 loans). The overall asset quality of Banco Hipotecario’s mortgage loan portfolio has been materially and adversely affected by the Argentine crisis of 2002 and 2003 and its aftermath. According to INDEC, the official unemployment rate was 12.1% in the second quarter of 2005, and household disposable income decreased significantly as a result of continuing high inflation rates. As of June 30, 2005, Banco Hipotecario’s non-performing mortgage loans represented 10.1% of its total loan portfolio compared to 11.3% as of December 31, 2004. Should political and macroeconomic uncertainties persist, including further high levels of inflation, such circumstances might lead to continuing increases in the level of Banco Hipotecario’s non-performing loan portfolio, provisions for loan losses and charge-offs, all of which would have a substantial adverse effect on its financial condition and results of operations.

Banco Hipotecario’s ability to foreclose on mortgaged collateral has been materially impaired.

Like other mortgage lenders, the ability to foreclose on mortgaged collateral to recover delinquent mortgage loans is very important in conducting a business. In February 2002, the Argentine government amended Argentina’s Bankruptcy Law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary residence, initially for a six-month period and subsequently extended until November 14, 2002. By agreement reached between the Argentine Banking Association and the Argentine government, Banco Hipotecario and other large financial institutions “voluntarily” agreed to continue the suspension of bankruptcy and foreclosure proceedings due to the likelihood of significant social and political resistance to any collection efforts, particularly in light of social protests at the time directed at commercial banks. Moreover, on June 2, 2003, the Congress passed a law formally suspending Banco Hipotecario’s ability to foreclose on mortgaged properties for a term of ninety days (ending on November 14, 2003), reinstating the earlier “formal” suspension on foreclosures.

Moreover, on January 17, 2005, the Province of Buenos Aires enacted Law No. 13,302 suspending foreclosures on real estate that constitutes the debtor’s primary dwelling within the territory of such province for a period of 180 days, provided that the current tax value of such real estate does not exceed Ps.90,000. This limitation of Law No. 13,302 has expired. Furthermore, this provincial law establishes that the above mentioned suspension of foreclosure on the debtor’s primary dwelling will be extended to one year in the case of unemployed borrowers, as of the date of enactment of that law.

Law No. 25,798 enacted on November 5, 2003 and regulated by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to refinance delinquent mortgage loans in order to prevent foreclosures of the housing units constituting the only dwelling of debtors (“the Mortgage Refinancing System”). The system comprises both delinquent debtors in the financial system and those outside the financial system. Financial institutions are free to adhere to the system, and should they decide to do so, they may refinance their mortgage loan portfolio eligible for foreclosure either in whole or in part. Pursuant to Law No. 25,798, a trust is created whose assets shall be composed of financial resources to be contributed by the Argentine government and the income derived from the amortization installments of refinanced loans. Banco de la Nación Argentina, in its capacity as trustee of the trust, enters into refinancing agreements with the debtors under the following terms: a grace period of one year and amortization in monthly installments not to exceed 30% of the aggregate income of the family living in such housing unit. Banco de la Nación Argentina will then issue bonds that shall be delivered in lieu of payment to mortgagees and will subrogate the mortgagees’ rights with regards to the debtors. The amounts to be refinanced may not exceed the appraisal value of the secured real property, after deduction of debts for taxes and maintenance expenses. The trust shall pay the mortgagee institutions only the amount corresponding to overdue defaulted principal and with regards to the outstanding debt, Banco de la Nación Argentina shall repay principal plus interest and adjustments according to the terms and conditions of the original mortgage loan agreement. Financial institutions were given until June 22, 2004 to accept this Mortgage Refinancing System. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period.

We cannot assure you that laws and regulations related to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect Banco Hipotecario’s business, financial condition or result of operations.

Banco Hipotecario’s mortgage loan portfolio was materially and adversely affected by the devaluation of the Peso and may be further impacted by future fluctuations in exchange rates.

While the Convertibility Law was in effect, Banco Hipotecario had no exchange rate risk with respect to its Peso-denominated revenues. However, its repeal on January 7, 2002 and the subsequent devaluation of the Peso have had the effect of significantly reducing its shareholders’ equity and Banco Hipotecario’s net income due to the mismatch between Banco Hipotecario’s Peso-denominated revenues and its significant U.S. Dollar obligations, particularly in light of the pesification of its U.S. Dollar-denominated mortgage loans described below. On January 11, 2002, the Peso began to float freely for the first time in eleven years trading at Ps.1.40 = US$1.00; however, the Peso has devalued significantly, trading as low as Ps.3.90 = US$1.00 in June 2002, as reported by Banco de la Nación Argentina. Since then, the value of the Peso has begun to recover and on November 30, 2005, the exchange rate as reported by Banco de la Nación Argentina was approximately Ps.2.96 = US$1.00.

Beginning on February 3, 2002, the Argentine government converted (i) certain foreign currency-denominated debts into Peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts into Peso-denominated assets at an exchange rate of Ps.1.40 per US$1.00 and (iii) foreign currency-denominated bank deposits into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00. As a result, 100% of Banco Hipotecario’s mortgage loans denominated in foreign currency were converted to Pesos at a one-to-one exchange rate and 100% of Argentine government securities Banco Hipotecario held, including federal, provincial and municipal bonds, were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00. On the other hand, less than 8% of its liabilities denominated in foreign currency were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00, and the remainder of its liabilities remained denominated in foreign currency.

Due to the fact that Banco Hipotecario’s loan portfolio now generates interest income only in Pesos, any further devaluation of the Peso against the U.S. Dollar or the Euro will further impair its ability to make payments on its liabilities denominated in such currencies. Moreover, although the Argentine government has issued “National Government Compensating Bonds” (“BODEN”) that are intended to compensate Banco Hipotecario in part for its losses resulting from pesification, Banco Hipotecario cannot assure us that the Argentine government will honor its obligations to deliver the additional BODEN to which Banco Hipotecario is entitled, or that any BODEN it may receive will be sufficient to compensate adequately for the harm caused by the asymmetric pesification of its assets and liabilities. Additionally, Banco Hipotecario cannot assure us that future exchange rate policies to be implemented by the Argentine government will not further affect its financial condition and the results of its operations; and if such were the case, Banco Hipotecario cannot ensure that the Argentine government will compensate such differences nor up to which amount.

Due to interest rate and currency mismatches of Banco Hipotecario’s assets and liabilities, Banco Hipotecario has significant currency exposure.

The asymmetric pesification of Banco Hipotecario’s assets and liabilities created a significant currency mismatch between Banco Hipotecario’s pesified loans and non-pesified debt denominated in foreign currencies. On September 16, 2002, Banco Hipotecario requested the Argentine government to deliver US$ 418.5 million U.S. Dollar-denominated BODEN issued as compensation for the negative effects of pesification. Further, Banco Hipotecario has elected to acquire US$ 812.2 million additional BODEN to eliminate this currency mismatch. In April 2005, Banco Hipotecario filed a recalculation of compensation in response to the Argentine Central Bank’s objections and requested for amendments to its original calculation, requiring US$ 374.7 million of BODEN issued as compensation for the pesification and additional US$ 845.7 million BODEN to eliminate the currency mismatch. To the extent domestic inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, the value of Banco Hipotecario’s BODEN holdings will erode. Moreover, the BODEN are long-term bonds denominated in U.S. Dollars that currently bear interest at a rate equal to six-month LIBOR, while their plan to purchase is to be funded by additional BODEN with Central Bank advances adjusted by CER that bear interest at a rate of 2%.

As of June 30, 2005 and at December 31, 2004, Banco Hipotecario’s foreign currency-denominated assets exceeded its foreign currency denominated liabilities by US$350.4 million and US$350 million, respectively. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not depreciate against the Peso or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of Banco Hipotecario’s large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On June 1, 2002, the Argentine government announced that it would issue BODEN to compensate financial institutions for the adverse effects of pesification. Accordingly, on September 16, 2002, Banco Hipotecario notified the Argentine Central Bank its option to (i) receive US$ 418.5 million in U.S. Dollar-denominated BODEN, as compensation for the pesification of certain of its assets and liabilities at different exchange rates, and (ii) purchase US$ 812.2 million in additional U.S. Dollar-denominated BODEN, as compensation for the currency inconsistency between Banco Hipotecario’s non-pesified liabilities and pesified assets. In April 2005, Banco Hipotecario filed a recalculation of compensation in response to the Argentine Central Bank’s objections and requests for amendments to Banco Hipotecario’s original calculation, requiring US$ 374.7 million of BODEN in U.S. Dollars issued as compensation for the pesification and an additional US$ 845.7 million of BODEN designed to eliminate the currency mismatch. On June 30, 2005, Banco Hipotecario had received approximately US$ 356.0 million of BODEN issued as compensation for the pesification, but no BODEN was issued to eliminate the currency asymmetry. As a result, including the additional BODEN that Banco Hipotecario expects to acquire (recorded at nominal value), as of June 30, 2005 Banco Hipotecario’s holdings of Argentine government securities and loans to the Argentine government represented approximately 53.8% of Banco Hipotecario’s total assets.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001 totaled approximately US$ 144.5 billion a substantial portion of which was restructured by the issuance of new bonds in mid-2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect IRSA’s investment.

Banco Hipotecario faces potential material litigation which could adversely affect its financial condition and results of operations.

As of May 31, 2005, approximately 3,894 borrowers of pre-1991 loans had initiated legal proceedings against Banco Hipotecario, alleging that the write-down performed on the balance of such loans did not complying with the Privatization Law. As of that date those loans had an aggregate outstanding balance of approximately Ps.87 million. If Banco Hipotecario does not prevail in these proceedings or settles the claims, or if more borrowers bring similar claims against them, Banco Hipotecario may need to effect substantial write-downs on the affected loans. The majority of the borrowers involved in this litigation have obtained a preliminary injunction ordering Banco Hipotecario to charge a lower service of capital and interest with respect to the amount previously determined. Banco Hipotecario cannot assure you that additional borrowers will not bring similar lawsuits against them objecting to the adequacy of the write-down of balances to the Privatization law, nor that the courts will not issue other decisions against Banco Hipotecario in relation to such lawsuits. If Banco Hipotecario loses this litigation, is unable to settle claims or more borrowers bring similar claims against it, they may be required to write-down significant amounts that we had previously capitalized. Any one or more of these events may materially and adversely affect Banco Hipotecario’s business, financial condition or results of operations.

In May 2003, an Argentine court entered a judgment directing Banco Hipotecario to pay an amount that, at the date of the judgment, was approximately Ps.40 million in connection with a proceeding initiated by a private developer who received financing for the construction of certain projects. The developer alleged that Banco Hipotecario breached certain of the original conditions of the financing contract and the operating framework of such financing, including failure to make funds available pursuant to the loan agreement. Banco Hipotecario currently faces other similar claims by other private developers or construction companies that involve approximately Ps.300 million in the aggregate. Although Banco Hipotecario has appealed the May 2003 judgment and believes that its appeal may be successful, the possible confirmation of the judgment and/or eventual extension of the ruling to other proceedings could materially adversely impact Banco Hipotecario’s financial condition and results of operations.

In addition, an Argentine social security agency has filed suit seeking summary judgment against Banco Hipotecario alleging that it owes Ps.335 million in employer contributions to the pension plan that were not made by Banco Hipotecario’s predecessor, Banco Hipotecario Nacional. This claim has been dismissed in a judgment entered by the lower court. Although the plaintiff has filed an appeal, Banco Hipotecario considers that the Privatization Law under which it was privatized clearly precludes them from being liable for these payments and establishes that this is an exclusive obligation of the Argentine government. Nonetheless, a court may rule against Banco Hipotecario and this may have a material adverse effect on its financial condition and results of operations.

A number of lawsuits filed against Banco Hipotecario by certain holders of their bonds could adversely affect Banco Hipotecario’s liquidity.

In the course of the last two years Banco Hipotecario has been sued in Argentine courts by individual bondholders seeking summary judgments based on Banco Hipotecario’s defaulted payment of amounts due on their notes issued prior to their debt restructuring. In each of these lawsuits, the lower courts had rendered a decision favorable to holders of Banco Hipotecario’s existing notes. At the closing of Banco Hipotecario’s exchange offer, existing bondholders, representing 5% of the principal amount subject to restructuring did not participate in the offering. Currently, approximately 3% of this debt remains outstanding. To the extent such bondholders initiate other lawsuits against Banco Hipotecario, it may be required to make additional payments to settle or satisfy possible adverse judgments which may adversely affect its liquidity.

Risks Related to IRSA’s Global Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of IRSA’s shares and Global Depositary Shares

The market prices of IRSA’s common shares and Global Depositary Shares could decline as a result of sales by IRSA’s existing shareholders of common shares or Global Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us or IRSA to sell equity securities in the future at a time and at a price that we or IRSA deem appropriate.

The Global Depositary Shares are freely transferable under U.S. securities laws, including shares sold to IRSA’s affiliates. Cresud, which as of November 30, 2005 owned approximately 21.1% of IRSA’s common shares (or approximately 77,850,702 common shares which may be exchanged for an aggregate of 7,785,070 Global Depositary Shares), is free to dispose of any or all of its common shares or Global Depositary Shares at any time in its discretion. Sales of a large number of IRSA’s common shares and/or Global Depositary Shares would likely have an adverse effect on the market price of IRSA’s common shares and the Global Depositary Shares. Different Corporate Disclosure and Accounting Standards.

IRSA is subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

IRSA is exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

IRSA is a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of its directors and IRSA’s senior managers, and most of its assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon IRSA or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised by its Argentine legal counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against IRSA.

If IRSA is considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of its equity securities would suffer negative consequences.

IRSA has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether IRSA is a PFIC is an annual determination based upon the composition of its assets and income, it is possible that IRSA may be a PFIC in the current year or that IRSA may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of IRSA’s income and assets. If IRSA owns at least 25% by value of the stock of another corporation, it will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. If IRSA is or becomes a PFIC, United States holders of its shares or Global Depository Shares will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of its shares or Global Depository Shares at a gain, as well as reporting requirements. See Item 10.E. “Taxation-United States Taxation” of IRSA’s 20-F for a more detailed discussion of the consequences of IRSA being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF CRESUD

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia, or “IGJ”) on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

History

We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima), and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) on February 19, 1937. We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, the business of providing rural and urban loans in Argentina. We were incorporated to, among other things; administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and, on December 12, 1960, were listed on the Buenos Aires Stock Exchange. From the 1960s to 1970s, our business shifted to exclusively agricultural activities.

During a period of approximately two years and ending in September 1994, Dolphin Fund Management S.A. acquired on behalf of certain investors an aggregate of 22% of our outstanding shares on the Buenos Aires Stock Exchange. In September 1994, an investor group led by Dolphin Fund Management S.A. and including Dolphin Fund plc. (formerly Quantum Dolphin plc.) acquired the control by purchasing an additional 51.4% of our outstanding shares. In November 1994, the investor group acquired an additional 13.6% of our outstanding shares. On May 29, 1995, we completed a rights offering in Argentina which was fully subscribed and added paid-in capital of Ps. 144.9 million (including prior capital contributions of the investor group of Ps. 61.8 million). On December 31, 1996, Dolphin Fund plc, owned 39.0% of our shares.

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

From December 2000 to June 2005, we invested approximately Ps. 197.35 million to acquire approximately 21.79% of the outstanding shares of IRSA. In addition, we owned IRSA’s Convertible Notes for a total amount of US$ 36.5 million. Consequently, as of June 30, 2005, our investment in IRSA amounted to Ps. 349.0 million representing 46.94% of our consolidated assets. IRSA is one of Argentina’s largest real estate companies. As of June 30, 2005, IRSA had total assets of Ps. 2,524.4 million, and its net income for the fiscal year ended June 30, 2005, was Ps. 103.2 million.

As of June 30, 2005, our net worth was Ps. 523.1 million and total assets were Ps. 743.4 million. As of June 30, 2005, we owned 17 farms together with our subsidiaries and 395,136 hectares, including

35.723% of the 8,299 hectares owned by Agro-Uranga S.A. and 50% of the 170 hectares owned by Cactus Argentina S.A. As of June 30, 2005, 40,722 hectares were sown (including 35.723% of the 12,397 hectares sown by Agro-Uranga S.A.), 16,299 leased hectares were sown, we had 83,859 beef-cattle heads (including 35.723% of the 752 owned by Agro-Uranga S.A.) and 1,452 cows were involved in milk production (including 35.723% of the 672 cows owned by Agro-Uranga S.A.). For fiscal year ended June 30, 2005, our total sales totalled Ps. 78.2 million.

Capital expenditures totaled Ps. 25.9 million, Ps. 15.2 million and Ps. 31.1 million for the fiscal years ended June 2005, 2004 and 2003, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for fiscal year 2006 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices.

For the fiscal year ended June 30, 2005, our main investments consisted of Ps. 12.5 million in the acquisition of real estate, Ps. 0.2 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 4.2 million in facilities, Ps. 1.1 million in new pastures, Ps. 0.3 million in vehicles, Ps 0.6 million in construction, Ps. 1.8 million in machinery, Ps. 0.3 million in computer and communication accessories, Ps. 4.6 million in construction in progress (including Ps. 3.7 million from the development of our farm Los Pozos adding more space for agricultural and cattle production), Ps. 0.1 million in feed lot and Ps. 0.1 million in advances.

For the fiscal year ended June 30, 2004, our main investments consisted of Ps. 2.7 million in the acquisition of real estate, Ps. 0.1 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 1.6 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.5 million in vehicles, Ps 0.1 million in construction, Ps. 0.1 million in machinery, Ps. 0.1 million in computer and communication accessories, Ps. 8.8 million in construction in progress (including Ps. 4.2 million from the development of our Los Pozos farm adding more space for agricultural and cattle production and Ps. 3.8 million from the development of hectares to be used in agriculture under irrigation in our La Gramilla and Santa Bárbara farm), Ps. 0.6 million in feed lot and Ps. 0.1 million in advances.

For the fiscal year ended June 30, 2003, our main investments consisted of Ps. 29.4 million in acquisition of real state, Ps. 0.3 million in improvements, Ps. 0.2 million in furniture and equipment, Ps. 0.3 million in facilities, Ps. 0.3 million in new pastures, Ps. 0.3 million in vehicles and Ps 0.3 million in construction in progress.

Business acquisitions

Year Ended June 30, 2005

On June 24, 2005, El Invierno, a farm located in Rancul, Province of La Pampa, was purchased for a total US$ 3.0 million. The farm’s surface amounts to 1,946 hectares and will be destined to agricultural production.

In March 2005, we purchased 72 neighboring hectares of the farm La Adela, which is located in Lujan, Province of Buenos Aires, increasing the total surface to 1,054 hectares. The purchase amounted to Ps. 0.79 million.

Following the end of the fiscal year, in September 2005, the Company acquired three plots of land located at Department of Uruguay, Province of Entre Ríos, Republic of Argentina, with a total surface of approximately 6,022 hectares. The total purchase price amounted to US$ 16 million.

Year Ended June 30, 2004

On November 11, 2003, Feria Jovita S.R.L. repaid the commercial loan due to Cresud by executing a deed to formalize the delivery in lieu of payment of a 9-hectare farm located at Lavalle, Province of Mendoza. The value of the property is Ps. 25,600.

Year Ended June 30, 2003

On April 30, 2003 a title deed was signed for the purchase of the farm El Tigre, which has a surface area of 8,360 hectares, located at Trenel, Province of La Pampa, for the amount of US$ 9.3 million.

Farm Sales

Year Ended June 30, 2005

On February 1, 2005, we sold Ñacurutú, a 30,350-hectare farm, located in the departments of General Obligado and Vera, Province of Santa Fe. The purchase price amounted to US$ 5.6 million. This sale generated a Ps. 7.7 million profit.

On June 8, 2005, we signed the bill of sale of San Enrique, a 977-hectare farm, located in the department of General López, Province of Santa Fe. The purchase price amounted to US$ 5.0 million. This sale generated a Ps.12.3 million profit.

On February 24, 2005, the Company signed the preliminary purchase and sale agreement for the farm El Gualicho, covering 5,727 hectares, located at General Roca and Presidente Roque Saenz Peña departments, in the Province of Córdoba, for a total consideration of US$ 5.7 million. This sale will generate a profit of approximately US$ 3.4 million, once consummated. We expect to close the transaction during fiscal year 2006.

Year Ended June 30, 2004

On July 29, 2003, Inversiones Ganaderas S.A. sold three properties, which were part of the farm El Recreo, located at the Santo Domingo district, Province of Catamarca with a total surface area of 5,997 hectares for US$ 0.43 million. This sale yielded a profit of Ps. 0.58 million.

On November 26, 2003, we executed the deed for the sale of El 41 y El 42, a 6,478-hectare farm, located at Tapenagá department, Province of Chaco. The price was US$ 0.97 million. This sale generated a Ps. 1.08 million profit.

Year Ended June 30, 2003

On April 21, 2003 a title deed was signed for the sale of the farm San Luis, with a surface area of 706 hectares and located at Junín, in the Province of Buenos Aires. The purchase price was US$ 2.2 million. This sale generated Ps. 0.6 million profit.

On April 30, 2003 a title deed was signed for the sale of the farm Los Maizales, with a surface area of 618 hectares, located at Villa Cañás district, in the Province of Santa Fe. The purchase price was fixed at US$ 1.8 million. This sale generated Ps. 4.3 million profit.

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

Most of our farms are located in Argentina’s pampas, one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fe, Córdoba, Chaco, San Luis, Catamarca, Salta, Entre Ríos and La Pampa. At June 30, 2005, we, together with our subsidiaries, owned 17 farms. Approximately 19,994 hectares of the land we own are productive and suitable for crop production, approximately 126,879 hectares are best suitable for beef-cattle production, and 1,583 hectares are used for milk production. The remaining 263,177 hectares are primarily natural woodlands. In addition, during fiscal year 2004, we leased farms on an aggregate total area of 9,766 hectares on 19 farms and during fiscal year 2005 we leased farms for crop production on an aggregate total area of 16,299 hectares on 22 farms for crop production.

The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):

	Year Ended June 30,
	2003(1) (6)	2004(1) (7)	2005(1) (8)
	(in hectares)
Crops(2)	27,255	27,358	40,722
Beef-Cattle(3)	135,798	125,669	126,879
Milk	977	1,001	1,776
Natural woodlands(4)	272,318	266,916	263,177
Own farmlands leased to third parties	—	13,996	9,978

Total(5)	436,348	434,940	442,532

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Raising and fattening.
(4)	We use portions of our natural woodlands to produce charcoal and fence posts and rods. See “Operations and Principal Activities - Other Production.”
(5)	During fiscal year 2003, 2004 and 2005 the hectares leased for crop production were 14,578, 9,766 and 16,299 respectively.
(6)	Includes 618 hectares of Los Maizales and 706 hectares of El Silencio/San Luis.
(7)	Includes 8,360 hectares of El Tigre, purchased on April 30, 2003, and does not include 6,478 hectares of El 41-42 in relation to which a deed was executed on November 26, 2003.
(8)	Includes 977 hectares of San Enrique farm and 30,350 hectares of El Ñacurutu farm sold during fiscal year 2005.

Operations and Principal Activities

In fiscal year 2004, our operations were conducted on 18 owned farms and 19 leased farms. In fiscal year 2005, our operations were conducted on 17 owned farms and 22 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:

	Year ended June 30,
	2003(1)	2004(1)	2005(1)
Crops (2)	70,369	74,612	149,785
Beef-Cattle (3)	9,121	11,370	10,657
Milk (4)	6,024	6,731	7,312

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.
(4)	Production measured in thousands of liters.

Land

Land Acquisition. In our view, this sector’s potential lies in developing marginal areas and/or underutilized areas, as it has been the case in many countries in the world. Thanks to current technology, we may achieve similar yields with higher profitability than core areas (includes northeast of Buenos Aires province and south of Santa Fe province); this may result in the appreciation of land values.

Prices of farmlands used in agricultural production have recently increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (US and Europe). Our financial condition relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several major brokers with whom we work on a regular basis generally bring farms available for sale to our attention. The decision to purchase land is based on an evaluation of several factors. In addition to the land’s location, we normally review soil and water analyses, including the soil quality and its suitability for our intended use (crops, beef-cattle or milk production), a classification of the various sections of the parcel, the past uses of the land, a description of improvements on the land, applicable easements, rights of way or other variances of title and satellite photographs of the farm (which are useful to reveal drainage characteristics of the soil during different cycles of precipitation) and detailed comparative data regarding neighboring farms (generally within a 50-kilometer radius). Based on the foregoing factors, we evaluate the price of the farm considering the potential productivity of the land and its potential appreciation. We believe that competition for the acquisition of small land lots is generally targeted to small producers and that there is little competition for the purchase of larger lots.

In addition, we may consider purchasing marginal land and improving such land through clearing, irrigation and the installation of watering facilities in order to achieve attractive production yields and provide for potential capital appreciation.

On June 24, 2005, El Invierno, a farm located in Rancul, Province of La Pampa, was purchased for a total US$ 3.0 million. The farm’s surface amounts to 1,946 hectares and was destined to agricultural production.

Also during March 2005, we purchased 72 neighboring hectares of the farm La Adela, located in Lujan, Province of Buenos Aires, increasing the total surface to 1,054 hectares. The purchase amounted to Ps. 0.79 million.

Land Sales. From time to time we sell properties to profit from the appreciation in value of real estate. We consider the sales of land based upon a number of factors, including the expected future return from the farmland upon continued agricultural production, availability of other investment opportunities and cyclical factors affecting global agricultural land values.

The following table sets forth, for the periods indicated below, certain information concerning sales of land by us during each of the last three fiscal years ending June 30, 2005:

	Sales of Land
Fiscal Year	No. of Farms	Gross Proceeds from Sales	Book Value of Properties Sold	Gain
		(in millions of Pesos)
2003	2	12.0	7.1	4.9
2004 (1)	2	4.1	2.4	1.7
2005 (2)	2	29.8	9.8	20.0

(1)	Including the sale of El 41-42 farm of 6,478 hectares and IGSA’s land reserves for 5,997 hectares.
(2)	Including the sale of Ñacurutú and San Enrique farms, of 30,350 and 977 hectares respectively. It also includes the results of the sale of a two-hectare parcel belonging to IGSA.

On February 1, 2005, we sold Ñacurutú, a 30,350-hectare farm, located in the departments of General Obligado and Vera, in the Province of Santa Fe. The purchase price amounted to US$ 5.6 million. This sale generated a Ps. 7.7 million profit.

On June 8, 2005, we sold San Enrique, a 977-hectare farm, located in the department of General López, in the Province of Santa Fe. The purchase price amounted to US$ 5.0 million. This sale generated a Ps. 12.3 million profit.

On November 26, 2003, we sold the farm El 41 y El 42 covering 6,478 hectares, located at Tapenagá, in the Province of Chaco for a total consideration of US$ 1.0 million, resulting in a gain of Ps. 1.1 million.

On July 29, 2003, our subsidiary Inversiones Ganaderas S.A. sold three properties which were part of the farm El Recreo, located at the Santo Domingo district, in the department of La Paz, Province of Catamarca, with a total surface area of 5,997 hectares for a total consideration of US$ 0.43 million, resulting in a gain of Ps. 0.58 million.

During fiscal year 2003 we sold the Los Maizales and San Luis establishments, of 618 and 706 hectares respectively, at very good prices averaging US$ 3,100 per hectare, generating a profit of Ps. 4.3 million, 69% above book value.

On April 21, 2003, a title deed was signed for the sale of the farm San Luis, with a surface area of 706 hectares and located in Junín, in the Province of Buenos Aires. The purchase price was fixed at US$ 2.2 million. This sale generated Ps. 0.6 million in profits.

Land Leasing. Entering into a lease contract involves a similar criteria to that used for land sales, under which land quality and expected return are considered. However, our analysis is adjusted to meet our production and yield goals in the short- or medium-term. We usually learn of land available for lease directly through owners. Generally, land leases have initial terms of one season or less. Leases of land for crop production consist of lease contracts with payments based upon a fixed amount of Pesos per hectare or crop sharing agreements with payments in kind based upon a percentage of the crops harvested or a fixed amount of tons of crop harvested or its equivalent value in Pesos. Leases of land for beef-cattle raising consist of lease contracts with fixed payments based upon a fixed amount of Pesos per hectare or per the number of heads of cattle, or capitalization contracts with payments in kind or in cash based upon the number of kilograms fattened.

Land Management. Unlike traditional Argentine family-held farms, we centralize policy making in an Executive Committee, which meets on a weekly basis in Buenos Aires. Management of individual farms is delegated to farm managers who are responsible for operating their assigned farms. The Executive Committee, taking into consideration sales and market expectations and risk allocation, establishes production and commercial guidelines.

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

The following table sets forth, for the periods indicated below, our production of principal crops:

	Crop Production Year ended June 30,
	2003(1)	2004(1)	2005(1)
	(in tons)
Wheat	9,397	16,707	23,719
Corn	27,508	31,164	65,777
Sunflower	3,074	3,095	5,024
Soybeans	25,056	20,439	48,730
Other	5,334	3,207	6,535

Total	70,369	74,612	149,785

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1) Year ended June 30,
	2003(2)	2004(2)	2005(2)
	(in hectares)
Owned	12,677	17,592	24,423
Leased	14,578	9,766	16,299

Total	27,255	27,358	40,722

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

As of June 30, 2005, leased land as a percentage of total land sown by us was 40 % of total sown area.

The sowing of wheat occurs from June to September, with harvesting in December and January. Corn, soybean and sunflower are sowed from September through December and harvested from February through June. Crops become available for sale as commodities after harvesting during the period from December to June, and we usually store a portion of our production until prices recover from the drop that normally occurs at harvesting time. A larger portion of production, especially wheat sunflower seeds, corn and sorghum, is sold and delivered to purchasers under contracts, in which the price term is set with reference to market price at a specific time determined by us in the future. Remaining production is either sold at prevailing market prices or delivered to cover future contracts entered into by us.

Our crop inventory at any given time varies according to market conditions. As of June 30, 2005, our crop inventory consisted of 6,978 tons of wheat, 52,179 tons of corn, 28,555 tons of soybean, 532 tons of sorghum and 1,810 tons of sunflower.

We have invested approximately Ps. 1.9 million in irrigation equipment, machinery and technology application through no tillage sowing.

Beef-Cattle Production

Our beef-cattle production principally involves the raising and fattening of beef-cattle from our own stock. In some cases, if the market conditions are favorable we acquire and fatten beef-cattle for sale to slaughterhouses and supermarkets.

In addition, as part of our strategy to move along the production chain, during 2003 we began to slaughter some of our own livestock, having obtained the appropriate permits. We also plan to begin to export for the account of third parties. As of June 2005, the cattle stock of the Company was 83,591 heads and a total of 126,879 hectares was used for beef-cattle production.

Beef-cattle production was 10,657 tons, which represented a 6% decrease compared to the previous year mainly due to the effect caused by the drought on grass existence impairing cattle stocks in breeding farms. Since cattle could not be fattened, it was sent to the feed lot to be finished with crops and later sold.

A significant percentage of cattle was finished in the feed lot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with grain are grass-rebred steers with a weight not exceeding 300 kilograms and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

The breeding herd reproduction rate, which has improved year after year, recorded satisfactory efficiency levels despite the adverse weather conditions. The work on genetics and handling of herds is expected to result in further improvements in the coming years.

Within the process of de-commoditization and technological innovation we implemented a self-developed identification and tracing system in compliance with European and the National Service of the Sanitation and Quality for Agricultural Food Products (Servicio Nacional de Sanidad y Calidad Agroalimentaria, or “SENASA”) standards.

With the purpose of distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

Parcel management of our pastures is aided by electric fences, which may be readily moved to complement our land rotation. The beef-cattle herd is fattened from 160 kilograms to 300 kilograms through grazing in pastures in our northern farms where conditions are suitable for the initial fattening. The cattle are further fattened to reach 430 kilograms at our southern farms and at our San Luis feed lot. The feed lot enables a uniform production, a higher quality and a higher degree of tenderness in the meat due to the younger age of the animals slaughtered. All these factors give us a stronger demand from international markets and higher prices for our products.

Brood cows and bulls are used for raising activities, while steers, heifers and calves are used for fattening activities. Brood cows give birth approximately once a year and have a productive life of six to seven years. Six months after birth, calves are moved from suckling to fattening pastures. Purchased cattle go directly into the fattening process. Upon reaching this process, the cattle graze for approximately one year to one year and a half to fatten for sale. Steers and heifers are sold once they have achieved a weight of between 380-430 kilograms and 280-295 kilograms, respectively, depending upon the breed.

Our beef-cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods set forth below, the number of head of beef-cattle for each activity:

	Heads of Beef-Cattle(1) Year ended June 30,
	2003(2)	2004(2)	2005(2)
Breeding	51,062	58,092	57,775
Fattening	29,443	39,817	25,816

Total	80,505	97,909	83,591

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef-cattle from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

We seek to improve beef-cattle production and quality to obtain a higher price through the use of advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain characteristics for our herd most suitable for the land on which the beef-cattle graze. To further enhance the quality of our herd, we plan to continue to improve our pastures used for grazing. Such improvement is expected from continued investment in superior seeds and fertilizers to improve grasses, an increase in the number of watering troughs available on the pastures and through the acquisition of round balers to cut and roll hay for storage.

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

We have invested approximately Ps. 5.5 million in equipment, machinery, pastures, genetic improvements, research and development related to beef-cattle operation.

Milk Production

During fiscal year 2005, milk production was 9% higher than the prior fiscal year since the new dairy farm started operating during the last four months of the fiscal year.

The construction of the new dairy farm located at El Tigre farm, close to the City of Trenel, Province of La Pampa, increases our primary milk production. The farm can milk 2,000 cows per day. With a merry-go-round structure and a Ps. 3.9 million investment, it is one of the largest dairy farms in the country.

During fiscal year 2004, milk production was 11.7% higher than the prior fiscal year due to a major drought in the first few months of the year which forced dairy farms to supplement feeding, resulting in better yields by heifer in liters produced.

The following table sets forth, for the periods indicated below, the total number of our milking cows, average daily production per cow and our total milk production:

	Milk Production Year Ended June 30,
	2003(1)	2004(1)	2005(1) (2)
Average milking cows	1,002	1,000	1,212
Daily production (liters per cow)	16.5	18.4	16.5
Total production (thousands of liters)	6,024	6,731	7,312

(1)	Does not include production from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”
(2)	Includes production of new dairy farm El Tigre, as from March 1, 2005.

During fiscal year 2004, we devoted 820 hectares and 3,472 heads of cattle to the production of milk. As of June 30, 2005, we had 4,203 heads of cattle on 1,583 hectares involved in the production of milk.

We produce milk from a herd of high-quality Holstein milking cows obtained through selective breeding using imported frozen semen from American Holstein bulls. Male calves born in the breeding process are normally sold for a nominal amount, while female calves are separated from their mothers after 24 hours; spend approximately 60 days suckling and approximately 100 days being fed with grass, grains and food supplements. The young heifers are then grazed for an additional 12 to 15 months before being artificially inseminated at the age of 18 to 20 months, giving birth nine-months later. The cows are then milked for an average of 300 days. Milking cows are inseminated again during the sixty- to ninety-day period after giving birth. This process is repeated once a year for six or seven years. Our pregnancy rate for our milking cows is 85-90%.

We milk our dairy herd mechanically twice a day. Extracted milk is cooled to less than five degrees centigrade to preserve its quality and stored in a cistern for delivery once a day to trucks sent by the purchaser. Milking cows are primarily grass-fed, supplemented as needed with grain, hay and silage. Cornstalks are also used for winter pasturing.

We have invested in certain technologies centered on breeding, health and feeding to enhance milk production. These investments include the purchase of high-quality imported frozen semen from genetically improved American Holstein bulls, machinery and farming implements such as two feed mixer trucks, the use of feed supplements and the installation of modern milk cooling and heating control facilities. We currently purchase feed supplements for our milking cows and have invested to increase the quantity and quality of forage (pasture, alfalfa and corn silage) to reduce feed costs. Since the change of control, we have invested approximately Ps. 10.2 million (which does not include the amounts invested in the construction of the new large-scale milk parlor) in equipment, machinery and research and development with respect to our dairy herd.

Cattle feeding operation

During past years, due to high margins in the agricultural sector, crop production displaced livestock production to marginal areas. Consequently beef production based on traditional pasture has decreased and feed lot production has increased. As an alternative to traditional means of production Argentine producers have started using hostelry services to finish the fattening stage of their cattle. Cactus Argentina S.A., has been a pioneer in this service with a 25,000 head capacity, which depends on the size of the cattle. During fiscal year 2005 the average occupation level reached 71%. Such level showed signs of recovery towards the end of the period reaching 94%.

The uniformity obtained in the feed lot’s final product has provided buyers a high quality product, enabling an easier commercialization and achieving the higher final sale price. Re-breeding cattle arrived with an average weight between 250 and 300 kg. and are fattened to reach 430/470 kg. This production is mainly destined to foreign markets, particularly the European Union.

For the coming fiscal year, Cactus Argentina S.A. is prepared to receive an important amount of cattle for export markets. Cresud’s cattle production meets all standards required by these.

Other Production

Charcoal production was affected by the recessive market conditions that pushed down sales prices, diminishing our profits. This situation forced us to look for new commercial agreements. During fiscal year 2002 and fiscal year 2003, we managed to commercialize our production in the external market, mainly in Chile. However, during fiscal year 2003, we had to abandon this agreement due to its small production scale and its high administrative expenses, resulting in the interruption of the activity.

Principal Markets

Crops

We sell our crop production entirely in the local market. Prices for our crops are based on market prices quoted on the Argentine grain boards, such as the Buenos Aires Grain Exchange (Bolsa de Cereales de Buenos Aires), and the Rosario Grain Exchange (Bolsa de Cereales de Rosario), which takes international grain markets as reference. Most of this production is sold to exporters who bid and ship this production to the international market. Prices are quoted with reference to the month of delivery and the port where the commodity is to be delivered. Conditions other than price, such as storage and shipment terms, are negotiated between the final purchaser and us.

Beef-Cattle

We sell our cattle production entirely in the local markets. Main buyers are local slaughterhouses and supermarkets.

The market price for cattle in Argentina is set by the Liniers Market (Mercado Concentrador de Liniers) located on the outskirts of the Province of Buenos Aires, where hoofed animals are auctioned daily. Mercado Concentrador de Liniers prices are set per kilogram of live beef-cattle and are mainly determined by domestic supply and demand. The price tends to be lower than the price of beef in industrialized countries. Some supermarkets and slaughterhouses usually establish their prices per kilogram of processed meat; in these cases the final price is affected by processing yields.

Milk

During fiscal year 2004 and fiscal year 2005, we sold all of our milk production to the largest dairy company in Argentina, Mastellone S.A., which produces a variety of consumer dairy products for sale in Argentina and abroad. We negotiated raw milk prices with this company on a monthly basis based on domestic supply and demand. We believe that other large dairy companies in Argentina would be willing and able to buy all or part of our milk production if we were to elect to diversify our milk sales. The price of the milk sold by us primarily depends on the percentage of fat and protein contained in the milk and the degree to which the milk is cooled. The price we get for our milk also increases or decreases based upon bacteria and somatic cell content.

Customers

During the fiscal year 2005, we had net sales of Ps. 78.2 million made to approximately 250 customers. Sales to our ten largest customers accounted for approximately 68% of our net sales in 2004 and approximately 61% during fiscal year ended June 30, 2005. Of these customers, the three largest are Cargill S.A., Quickfood S.A. and Arre Beef S.A., accounted for an aggregate of approximately 31% of our sales in 2005, and the remaining seven customers together accounted for approximately 30% of our net sales during such period.

We are party to non-binding, annual letters of understanding with certain of our principal customers. These letters of understanding allow us to estimate demand and plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts with a duration of less than one year.

Marketing Channels and Sales Methods

Crops

Normally, we use grain brokers and other intermediaries to execute transactions at the exchanges. We usually sell a portion of our production in advance by futures contracts and we buy and sell options to hedge against a drop in prices. Approximately thirty percent of the futures and options contracts are closed through the Buenos Aires Cereal Exchange (Bolsa de Cereales de Buenos Aires) and seventy percent are closed through the Chicago Board of Trade.

Our storage capacity allows us to condition and store crops without using intermediaries and to capitalize on fluctuations in the price of commodities. The largest storage facility owned by us, with a capacity of 10,000 tons, is located at Las Vertientes, near the City of Río Cuarto, Province of Córdoba. Other storage facilities are located at El Gualicho farm, with a capacity of 2,000 tons.

Beef-Cattle

We primarily sell directly to local meat processors and supermarkets, including Quickfood S.A., Arre Beef S.A., Coto Centro Integral de Comercialización S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Malabe S.A., Romanutti y Conci S.R.L., at prices based upon the Mercado Concentrador de Liniers’ price.

We pay the freight to market and generally do not pay commission for our transactions.

Raw Materials

Our ongoing direct cost of producing crops varies with respect to each crop and is normally divided among the costs of tillage, seeds, agrochemicals and fertilizers. We purchase in bulk and store seeds, agrochemicals and fertilizers to benefit from off-season discounts.

Competition

The agricultural business is a highly competitive market with many producers. Cresud is one of the leading producers in Argentina, but its overall market share is extremely low. Our leading position increases our power of negotiation with our suppliers and customers, and in the past we have generally been able to obtain discounts in the region for the acquisition of supplies and an excess over market price for our seeds and beef.

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

IRSA

From December 2000 to June 2005 and pursuant to our strategy of diversifying our business activities, we made a significant investment in IRSA’s shares. In addition, during November and December 2002, we purchased a total amount of US$ 49.7 million IRSA’s Convertible Notes. Moreover, during July and November 2003, we purchased additional 0.25 million Convertible Notes (for a total amount of US$ 0.4 million) issued by IRSA. As of June 30, 2005, our total investment in IRSA amounted to Ps. 349.0 million. IRSA is one of Argentina’s largest real estate companies in terms of total assets, and is engaged in a range of real estate activities in Argentina. Its principal activities consist of:

•	the acquisition and development of residential properties primarily for sale;

•	the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes. IRSA has over 97,000 square meters of office space for rental purposes;

•	the acquisition, development and operation of shopping center properties through its 60.69% ownership interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, Buenos Aires Stock Exchange: APSA) as of June 30, 2005. APSA is one of the leading companies in the operation of shopping centers in Argentina and it either owns or holds a majority ownership interest in 9 shopping centers with a gross area for rental purposes of 214,207 square meters;

•	the acquisition and operation of luxury hotels through an ownership interest in 3 five-star hotels;

•	the acquisition of undeveloped land reserves for future development or sale appraised in Ps. 316.2 million; and

•	the acquisition of shares in Banco Hipotecario which resulted in a Ps. 55.2 million profit..

As of June 30, 2005, IRSA had total assets of Ps. 2,524.4 million and shareholders’ equity of Ps. 1,252.2 million. IRSA’s net gain for the fiscal year ended June 30, 2005, was Ps. 103.2 million.

During fiscal years 2003, 2004 and 2005, we invested in shares of IRSA a total amount of Ps. 8.2 million, Ps. 29.3 million and Ps. 34.4 million (including Ps. 14.8 resulting from the conversion of US$ 5.0 million of IRSA’s Convertible Notes) respectively. Through these investments during our fiscal year 2003, we increased our shareholding in IRSA from 19.85% to 22.65% of its outstanding shares. As of June 30, 2004 our investment in IRSA had increased to 25.4% of its outstanding shares. As of June 30, 2005 our investment in IRSA had decreased to 21.8% of its outstanding shares. Our total investment in IRSA, considering our interest in its common shares and Convertible Notes, amounted to 46.94% of our consolidated assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

REGULATION AND GOVERNMENT SUPERVISION

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

According to the Law No. 13,246, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default on payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246 also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farm animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform himself the obligations under the agreement and may not, assign it under any circumstances. Upon the death, incapacity or impossibility of the tenant farmer, the agreement will be terminated.

Quality control of Grains and Cattle

The quality of the grains and the health measures of the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria, which is an entity within the Ministry of Economy and Production that oversees the farming and animal sanitary activities.

Argentine law establishes that the brands should be registered with each provincial registry and that there cannot be brands alike within the same province.

Sale and Transportation of Cattle

Even though the sale of cattle is not specifically regulated, general contract provisions are applicable. Further, every province has its own rural code regulating the sale of cattle.

Argentine law establishes that the transportation of cattle is lawful only when it is done with the respective certificate that specifies the relevant information about the cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the Servicio Nacional de Sanidad y Calidad Agroalimentaria.

Sales and Ownership of Real Estate

The acquisition and transfer of real estate is governed by provisions of the Argentine Civil Code, as well as municipal zoning ordinances.

Antitrust Law

Argentine law provides for antitrust measures and requires administrative authorization for transactions that qualify as economic concentrations in accordance with the Antitrust Law No. 25,156.

According to such law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company, are considered economic concentrations.

Whenever an economic concentration involves a company or companies, (i) which hold 25% or more of the relevant market or (ii) whose accumulated sales volume exceeds approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide; the respective concentration must be submitted for approval to the National Antitrust Commission.

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

In the City of Buenos Aires (federal district) the stamp tax only applies to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred. The purchase and sale of real estate through public deed is not taxable if the real estate will be used for housing. In the City of Buenos Aires the tax rate is 2.5%. In the Province of Buenos Aires, the tax rate is 4% for public deeds of transfer of real property.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of June 30, 2005:

Subsidiaries	Effective Ownership Percentage	Property/Activity
Inversiones Ganaderas S.A.	99.99%	This company owns two farms located in the Province of Catamarca: Tali Sumaj and El Recreo.

Cactus Argentina S.A.	50.00%	This company represents our strategic alliance with Cactus Feeders Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef-cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%	An agriculture, dairy and beef-cattle company which owns two farms (Las Playas and San Nicolás) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,618 beef-cattle head.

Futuros y Opciones.Com S.A	70.00%	A leading agricultural site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef-cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	21.79%	It is a leading Argentine company devoted to the development and management of real estate.

IRSA. During the fiscal year ended June 30, 2004, we acquired 6,050,983 additional shares, for a total consideration of Ps. 14.6 million. In addition, in May 2004, we have decided to convert 5.0 million aggregate principal amount of IRSA’s Convertible Notes in exchange for 9,174,311 shares. During the fiscal year ended June 30, 2005, we acquired 5,426,229 additional shares, for a total consideration of Ps. 16.5 million. On September 30, 2004, Cresud exercised 5.0 million of its IRSA warrants for 9,174,311 ordinary shares of IRSA’s stock at a total cost of US$ 6.0 million.

As of June 30, 2005, the Company owned 77,848,141 IRSA shares, equivalent to 21.79% of the equity. Additionally as of the same date, the Company owned 36,538,897 convertible bonds and 36,538,897 warrants both issued by IRSA. Our investment in IRSA during fiscal year 2004 resulted in a Ps. 26.4 million profit for the Company.

Futuros y Opciones.Com S.A. In May 2000, we acquired 70% of the shares and an irrevocable purchase option for the remainder of the shares of Futuros y Opciones.Com S.A. for Ps. 3.5 million. We made additional capital contributions for Ps. 3.0 million for prospective developments. As of June 30, 2001 we had provided capital contributions amounting to Ps. 2.1 million. On April 16, 2002 an agreement was signed whereby Cresud completed the abovementioned contribution. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com S.A. has launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The results of Futuros y Opciones.Com S.A. have been included in our consolidated statement of income from the date of acquisition through June 30, 2005.

The areas with the greatest potential for growth are: input commercialization, grain businesses and beef-cattle operations. These areas were organized during fiscal year 2002. In terms of inputs the business volume was concentrated in a smaller number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef-cattle, Futuros y Opciones.Com S.A had created an alliance with a leading broker in the sector, which will allow them to obtain better uses of their clients’ database and technological knowledge.

On May 31, 2005, the Ordinary Shareholders’ Meeting of Futuros y Opciones.Com S.A. decided that the company’s capital stock should be increased by Ps. 206,080 with no additional paid-in capital and Ps. 42,857 with an additional paid-in premium of Ps.857,143, thus raising the company’s capital stock from Ps. 12,000 to Ps. 260,937. The capital stock was further increased by Ps.100,000 through the issuance of 100,000 preferred shares.

This capitalization was conducted after absorbing unappropiated losses of Ps. 4,257,262 against the Irrevocable Contributions account for a total amount of Ps.2,060,321 and the Adjustment to Irrevocable Contributions account for an amount of Ps.2,196,941. The corporate bylaws have thus been amended to incorporate the resolution adopted by the Shareholders’ Meeting, which delegated its implementation on the Board of Directors.

As a result of such capital increase, Cresud ‘s investment has increased by Ps.0.6 million. This effect has been recognized in the Additional paid-in capital account, pursuant to section 33 of the Argentine Corporation Law No. 19,550 under the Shareholders’ Equity section.

As of June 30, 2005, Futuros y Opciones.com S.A. had a 77% increase in its revenues as compared to the previous fiscal year and a 250% growth in the crop brokerage invoicing. This segment’s volume of operations had a 500% growth as compared to the previous fiscal year.

There was a drop in quotations of agricultural commodities from July 2004 to March 2005. Such drop affected invoicing per business unit despite the fact that mainly due to the U.S. record production the volume of transactions had increased.

Regarding agricultural input sales, net invoicing was similar to the previous fiscal year, however the Company increased the amount of transactions and the clients database. Such increase resulted from the implementation of a strategy adopted by the Company to increase its market share by dropping its sale prices and average margin.

Currently, the portal has 12,000 visitors per day and is a leading supplier of information for the sector’s market. Various private polls have agreed that it is the most visited site by agriculture producers. For the coming season we expect, with a 42% increase in the volume of operations and 80% increase in the invoicing.

Cactus Argentina S.A. is a company owned by us and Cactus Feeders Inc., one of the largest feed lot companies in the United States. The site is located in Villa Mercedes, in the Province of San Luis and covers 170 hectares. The feed lot began to operate in September 1999.

During past years, due to high margins in the agricultural sector, crop production displaced livestock production to marginal areas. Consequently beef production based on traditional pastures’ grazing has decreased and feed lot production has increased. As an alternative to traditional means of production, Argentine producers have started using hostelry services to finish the fattening stage of their cattle. Cactus Argentina S.A., has been a pioneer in this service with a 25,000 head capacity, which depends on the size of the cattle. During fiscal year 2005 the average occupation level reached 71%. Such level showed signs of recovery towards the end of the period reaching 94%.

The uniformity obtained in the feed lot’s final product has provided buyers a high quality product, enabling easier commercialization and achieving a higher final sale price. Re-breeding cattle arrived with an average weight between 250 and 300 kg. and are fattened to reach 430/470 kg. This production is mainly destined to foreign markets, particularly the European Union.

On the other hand, given the low prices of corn throughout the year, Cresud turned its attention to Cactus production, both through the use of its own production and through purchases made from remote regions in ports where discounts are significant.

Cactus obtained major benefits during this exercise, net income for the year was Ps. 0.03 million. Cactus liquidity is high and it has no indebtedness to banks. As a consequence, it may obtain top quality supplies at highly competitive prices.

Fiscal year 2005 has been productive for Cactus despite the fact that the summer season did not reach expected forecasts regarding the demand of services rendered by Cactus, as a consequence of the effects of droughts, which had enabled the total occupation of the feed lot premises.

For the fiscal year 2006, Cactus expects to receive an important amount of cattle which it will destine to the export markets, particularly the European Union. Cresud’s cattle production meets all standards required by these markets.

D. PROPERTY, PLANT AND EQUIPMENT

Overview of Properties

In December 2003, we started to sublease our headquarters from Inversora Bolívar S.A., a subsidiary of IRSA.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Province	Owned Farms at June 30, 2005
		Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Million of Ps.)(1)	Encumbrances (Million of Ps.)
La Adela	Buenos Aires	1,054	Original	Crop	8.4	—
La Juanita	Buenos Aires	4,302	Jan. ’96	Crop/Milk	11.1	—
El Gualicho	Córdoba	5,729	Feb. ’95	Crop/Beef-Cattle	6.2	—
Las Vertientes	Córdoba	4	-	Silo	0.7	—
La Esmeralda	Santa Fe	11,841	June ’98	Crop/Beef-Cattle	12.1	—
La Suiza	Chaco	41,993	June ’98	Beef-Cattle	27.5	—
Tapenagá	Chaco	20,833	Aug. ’97/Sept. ’97	Beef-Cattle	6.1	—
Santa Bárbara/Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation	21.6	—
Cactus (2)	San Luis	85	December ‘97	Feed lot	2.5	—
Tali Sumaj / El Recreo(3)	Catamarca	26,972	May ‘95	Beef Cattle/Natural Woodlands	5.7	—
Los Pozos	Salta	262,000	May ‘95	Beef Cattle/Crop/ Natural Woodlands	22.9	—
El Invierno	La Pampa	1,946	June ‘05	Crop	8.9	Mortgage 4.2
San Nicolás/Las Playas(4)	Sta.Fe/Cba.	2,965	May ‘97	Crop/Beef-Cattle	11.6	—
El Tigre	La Pampa	8,360	Apr ‘03	Crop/Milk	31.4	—

Total		395,136			176.7	—

(1)	Acquisition costs plus improvements less depreciation.
(2)	Owned by us through our 50.0% interest in Cactus Argentina S.A.
(3)	Owned by us through Inversiones Ganaderas S.A.
(4)	Owned by us through our 35.723% interest in Agro-Uranga S.A.

Farms

As of June 30, 2005, we, together with our subsidiaries, owned 17 farms with a combined total of 395,136 hectares of land, two of which are located in the Province of Buenos Aires, two in the Province of Santa Fe, three in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, one in the Province of Salta, and two in the Province of La Pampa.

La Adela. La Adela, located 60 kilometers northwest of the City of Buenos Aires, is one of our original farms. During December 2001, the dairy farm at La Adela was closed. This farm is dedicated to crop production. During this fiscal year ended June 30, 2005, 822 hectares were used for wheat, corn and soybean crops for high-yielding grain production. In March, 2005, an additional 72 hectares were bought and added to the existing 982 hectares.

La Juanita. La Juanita, located 440 kilometers southwest of the City of Buenos Aires, was acquired in January 1996. As of June 30, 2005, 2,751 heads of cattle grazed on 716 hectares of sown and natural pastures and 1,514 hectares were used for crop production. Dairy facilities at this farm produced 6.4 million liters of milk in fiscal year 2005, with an average of 1,059 milking cows and an average production of 16.71 liters per cow per day.

El Gualicho. El Gualicho, located 600 kilometers northwest of the Province of Buenos Aires, was purchased in February 1995. This farm produces both crops and cattle. As of June 30, 2005, there were approximately 2,555 heads of beef-cattle on 4,817 hectares of land. During the fiscal year ended June 30, 2005, 783 hectares were dedicated to crop production including flint corn and sunflower.

On July 25, 2005 the El Gualicho farm was sold at an agreed price of US$ 5.7 million resulting in a gain of approximately US$ 3.4 million which is recognized in the first quarter of fiscal year 2006.

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

Tali Sumaj. Tali Sumaj, located 1,000 kilometers northwest of the Province of Buenos Aires, was purchased in May 1995 and is located in a semi-arid zone with a predominance of natural woodlands. As of June 30, 2005, Tali Sumaj had 5,994 heads of beef-cattle on approximately 12,700 hectares of pastures. The farm is divided into 16 parcels with perimeter fences and drinking troughs with a reserve of 1,000,000 liters of water.

Los Pozos. Los Pozos, located 1,600 kilometers northwest of the Province of Buenos Aires was purchased in May 1995. It is located in a semi-arid zone with an average annual rainfall of 500 mm, predominantly from summer rains. The area is naturally suited for cattle raising and forestry (poles and charcoal), and offers agricultural potential for summer crops such as sorghum and corn among others. For this fiscal year ended June 30, 2005 we used 1,400 hectares in agricultural production. We completed the clearing and sowing with tropical pastures of approximately 16,000 hectares of woodlands. As of June 30, 2005, there were 16,898 heads of beef-cattle on this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg.

San Nicolás. San Nicolás is a 4,005-hectare farm owned by Agro-Uranga S.A., located in the Province of Santa Fe, approximately 45 kilometers from the port of Rosario. As of June 30, 2005, approximately 6,067 hectares were used for crop production, including double crops. The farm also has two silos with a 14,950-ton storage capacity.

Las Playas. Las Playas is a 4,294-hectare farm owned by Agro-Uranga S.A., located in the Province of Córdoba, used principally for agricultural and milk production. As of June 30, 2005, the farm had 540 hectares of pasture used for milk production, and a sown surface area of 6,330 hectares including double crops, for grain production.

Tapenagá. This 20,833-hectare property is located in Cotei Lai, in the south of the Province of Chaco. The farm is situated along national highway 89, 75 km west of the City of Resistencia and only 120 km from Ñacurutú farm. The farm’s main activity is cattle breeding. Like Ñacurutú, this is a low-cost producing farm. As of June, 2005 the farm contained 8,361 heads of cattle.

La Gramilla and Santa Bárbara. These farms cover 7,052 hectares in the Valley of Conlara, Province of San Luis. Unlike other areas in the province, this valley has a high-quality and well-replenished underground aqueduct, which makes the farms suitable for agriculture production after making investments in land clearance, wells and irrigation equipment. During the 2005 season, a total of 691 hectares was sown under contractual arrangement with seed producers and leases to third parties of 1,128 hectares. Commodities were also sown. During this cycle an investment was made on approximately 1,185 hectares in the development of irrigation equipment and water supply to continue to grow the establishment.

La Suiza. La Suiza is a 41,993-hectare farm located in Villa Angela, Province of Chaco; it has excellent livestock potential and is intended for cattle breeding. La Suiza can support more than 30,000 head of beef-cattle. As of June 30, 2005, La Suiza had approximately 24,928 head of beef-cattle.

La Esmeralda. La Esmeralda is an 11,841-hectare farm located at Ceres, Province of Santa Fe. The farm, acquired in June 1998, has potential for both crop and beef-cattle production. During the 2004/2005 farm season, a total area of 2,026 hectares was used for production of corn, sunflower and sorghum. We also leased 3,238 hectares to third parties for grain production. As of June 30, 2004, La Esmeralda had 8,362 heads in 7,798 hectares and as of June 30, 2005, has 9,211 heads in 6,577 hectares. Our goal is to enhance cattle raising efficiency and increase the surface area devoted to agriculture.

El Tigre. El Tigre was purchased on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9.2 million. As of June 2005, 6,613 hectares were devoted to agriculture production. Milk parlors in this farm produced 0.9 million liters of milk in the four-month period ended June 30, 2005, with 461 cows being milked and 15.2 liters a day per cow.

El Invierno. El Invierno farm was acquired on June 24, 2005 with a surface area of 1,946 hectares located in Rancul, Province of La Pampa. The purchase price was US$ 3.1 million generating a mortgage of US$ 1.5 million and the land will be completely used in agricultural production.

Silos

As of June 30, 2005, we had approximately 18,001 tons of storage capacity (including 35.723% of 14,950 tons from Agro-Uranga S.A.).

The following table sets forth, for the periods indicated, our storage facilities:

	Storage Capacity
	Year ended June 30,
	2003	2004	2005
	(in tons)	(in tons)	(in tons)
San Enrique	660	660	660
El Gualicho	2,000	2,000	2,000
Las Vertientes	10,000	10,000	10,000
San Nicolás(1)	5,330	5,341	5,341
Las Playas(1)	1,247	—	—

Total	19,237	18,001	18,001

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2005, 2004 and 2003 relate to the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

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

As discussed in Notes 2.c) and 3.k) to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003 and we recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe that such departures have not had a material effect on our financial statements.

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

Allowance for Doubtful Accounts

We maintain our allowance for debts at a level believed adequate by our management to reflect probable losses in our trade receivables due to customer default, insolvency, or bankruptcy. In setting up this allowance, our management applies the following criteria: customer credit history, current customer credit record, customer arrears, our legal counsel’s opinion and other relevant factors. The allowance is revised every three months. Since we believe the accounting estimate relating to the allowance for debts is a critical accounting estimate, it is subject to change because it requires estimates by our management and legal counsel. The allowance is determined on a case-by-case basis taking into account the analysis of all the overdue balances of our customers. The likelihood of collection of each of them is calculated on the basis of subsequent collections, agreements reached, customer credit situation, our legal counsel’s opinion, and other variables, on the basis of which a bad debt allowance is set up in respect of all or part of the overdue balance.

Investments in affiliates

We use the equity method of accounting for investments in affiliates in which we have significant influence. Critical accounting policies of these affiliates include provision for allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income tax and asset tax credits. As of June 30, 2005, investments in affiliates were Ps. 289.4 million representing 39.0% of our total assets.

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset could have had if not impairment would have been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

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

Deferred income tax

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

At the end of the fiscal year there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the roll-over. The management has made estimations that allow it to recognize this deferred tax.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•	the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

a)	Retrospective application of accounting standards;

b)	Accounting for IRSA investment;

c)	Valuation of inventories;

d)	Deferred income tax;

e)	Accounting for futures and options contracts;

f)	Web site development costs;

g)	Differences in basis relating to purchase accounting;

h)	Amortization expense;

i)	Elimination of gain on acquisition of minority interest;

j)	Available-for sale securities;

k)	Investments in Agro-Uranga S.A.;

l)	Accounting for stock options;

m)	Accounting for Convertible Notes;

n)	Effect of US GAAP adjustments on management fee;

o)	Minority interest.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 15 to our consolidated financial statements.

Net income under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 was approximately Ps. 76.8 million, Ps.32.1 million and Ps. 65.0 million, respectively, as compared to approximately Ps. 86.7 million, Ps. 3.3 million and Ps. 46.4 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2005 and 2004, was Ps. 523.0 million and Ps. 465.2 million, respectively, as compared to Ps. 425.9 million and Ps. 322.5 million, respectively, under U.S. GAAP.

Effects of Devaluation and Economic Crisis on us

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003, the economy began to recover, ending the year with an 11.7% annual growth year over year. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2005 the GDP will increase 7.5% in comparison with 2004, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse effect on our financial position and the results of our operations in fiscal year 2002 mainly through its effects in IRSA, which was partially offset during fiscal year 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of external debt. The official offer for the sovereign debt exchange obtained very good results and was supported by 76.07% of its creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries. This significant achievement represented an opportunity for the country to recover reliability internationally and gave way to an economic context of higher feasibility. In turn, this will foster investments.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2001	(0.3)%	(1.6)%
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%

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

In 2005, inflation was one of the central topics of the economy. Retail prices accumulated an important increase during the first part of the year, generating concern about the future evolution of retail prices as it is difficult to estimate an inflation rate for year-end less than to the high estimated level of 10.5% performed by the Ministry of Economy and Production at the beginning of 2005. Such increase of the inflation risk could erode the macroeconomic stability currently attained and would adversely impact on the development of our operation.

Significant Investment in IRSA

From December 2000 to June 2005, and pursuant to our strategy of diversifying our business activities, we made a significant investment in IRSA, an Argentine real estate company. As of June 30, 2005 our investment in IRSA had increased to 21.8% of its outstanding shares.

During 2002, we purchased a total amount of 49.7 million IRSA’s Convertible Notes (Obligaciones Negociables Convertibles or “ONC”). On May 2004, converted 5 million principal amount of the Convertible Note and on August 2004 we exercised 5 million warrants as part of our long-term strategy to avoid a reduction in our ownership percentage when third parties exercised their rights to convert Convertible Notes or they exercised warrants.

As of June 30, 2005 our total investment in IRSA amounted to Ps. 349.0 million and represented 46.94% of our total assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

Operating Results

Year ended June 30, 2005 compared to the year ended June 30, 2004

Sales

Sales reached Ps.78.2 million, 12.2% higher than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller feed lot sales.

Crops. Sales of grains increased by 15.1%, from Ps. 26.8 million in fiscal year 2004 to Ps. 30.9 million in fiscal year 2005. The 36.8% increase in the volume of sales, from 64,398 tons up to 88,123 tons, was partially offset by a 15.9% decrease in unit price in fiscal year 2005 compared to the price for fiscal year 2004. Average price per ton sold was Ps. 351 compared to Ps.417 in the prior fiscal year. The production of grains increased by 100.8%, from 74,612 tons in fiscal year 2004 to 149,785 tons in fiscal year 2005 (the production of wheat, sunflower, corn and soybean increased by 42.0%, 62.3%, 111.1% and 138.4% respectively). The total sown surface area increased from 23,117 hectares in fiscal year 2004 to 36,293 hectares in fiscal year 2005. The leased sown surface area increased from 9,766 hectares in fiscal year 2004 to 16,299 hectares in fiscal year 2005 and the Company’s own sown surface area increased from 13,351 hectares in fiscal year 2004 to 19,994 hectares in fiscal year 2005.

Beef Cattle. Sales of beef cattle increased by 32.8%, from Ps. 27.7 million in fiscal year 2004 to Ps. 36.8 million in fiscal year 2005. The 20.8% increase in the volume of sales was accompanied by a 10.0% increase in the price per ton sold. The volume of sales increased from 14,725 tons to 17,783 tons, while the sales price increased from Ps.1.88 per kilogram in fiscal year 2004 to Ps. 2.07 per kilogram in fiscal year 2005. Average cattle stock increased from 93,386 head in fiscal year 2004 to 96,231 in fiscal year 2005 and the total production of beef cattle decreased by 6.3%, from 11,370 tons in fiscal year 2004 to 10,657 tons in fiscal year 2005. This decline was caused by the drought that affected the supply of grazing land where we produce meat at a lower price, and was partially offset by a higher number of cattle head finished in feed lots. The number of our own hectares used in the production of beef cattle increased from 125,598 hectares in fiscal year 2004 to 126,879 hectares in fiscal year 2005. This increase was caused by the incorporation of cattle raising hectares to the Los Pozos farmlands, partially offset by a shift of hectares used in cattle raising to agricultural production in La Esmeralda.

Milk. Sales of milk increased by 8.5%, from Ps. 3.2 million in fiscal year 2004 to Ps. 3.5 million in fiscal year 2005 mainly due to an 8.6% rise in production volume, from 6.7 million liters in fiscal year 2004 to 7.3 million liters in fiscal year 2005, due to a change in the production system forced by a severe drought, and the incorporation of our new milk parlor in El Tigre farm. Prices have remained steady at Ps. 474 per thousand liters of milk during both fiscal years. On March 1, 2005 we opened a large-scale milk parlor in the farm El Tigre equipped with the newest technology, that increased production capacity by approximately 36,000 liters a day. We project this business to post higher yields than the agricultural business. The investment made in this business amounted to approximately US$ 1.0 million.

Feed lot. Revenues from this segment declined by 70.1%, from Ps. 7.1 million in 2004 to Ps. 2.1 million in 2005. This was mainly caused by the decline in the price of corn and components of feed rations during this fiscal year, coupled with higher marketing costs, which led producers to use their own feedstuff. This brought about a lower utilization rate, from an average of 23,910 heads during 2004 to 16,300 heads during 2005.

Others. Sales increased by 1.7% from Ps. 4.8 million in fiscal year 2004 to Ps. 4.9 million in fiscal year 2005 mainly due to the increase in revenues from Futuros y Opciones.com, partially offset by lower revenues from leases to third parties. Revenues from leases decreased due to a smaller leasable surface area that was used for production. However, leasing prices continue to be attractive.

Cost of sales

Cost of sales increased by 32.3% from Ps. 45.1 million in fiscal year 2004 to Ps. 59.7 million in fiscal year 2005. Cost of sales as a percentage of net sales increased from 64.8% in fiscal year 2004 to 76.3% in fiscal year 2005.

Crops. The cost of sales of grains increased from Ps.15.4 million in fiscal year 2004 to Ps. 21.3 million in fiscal year 2005. This rise is attributable mainly to a larger sales volume coupled with a decline in commodities prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2005. The cost of grain sales as a percentage of overall sales increased by 57.4% in fiscal year 2004 to 69.0% in fiscal year 2005.

Beef cattle. Cost of sales for beef cattle increased by 55.7% from Ps. 21.1 million in fiscal year 2004 to Ps. 32.8 million in fiscal year 2005. This increase mainly corresponds to a larger volume of meat sales, to the impact of a higher quantity of beef cattle finished in the feed lot as a consequence of the drought that affected cattle raising areas in the country and to a lower stock at the end of the fiscal year, offset to a smaller extent by higher average cattle prices during this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 76.0% in fiscal year 2004 to 89.1% in fiscal year 2005. The cost for each ton sold also increased from Ps. 1,432 in fiscal year 2004 to Ps. 1,846 in fiscal year 2005 for the same reasons.

Milk. The cost of sales of milk increased by 60.2% from Ps. 1.3 million in fiscal year 2004 to Ps. 2.1 million in fiscal year 2005. This increase is attributable to the positive effect resulting from the reclassification of dairy cattle from in the previous fiscal year, coupled with the negative impact of larger feeding costs due to the drought that took place during this fiscal year. Another factor that led, albeit to a smaller extent, to the rise in costs this year, was the increase in costs at the farm El Tigre as a result of larger expenditures incurred in the development of milk parlor technology which generated revenue in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps. 194 in 2004 to Ps. 286 in 2005.

Feed lot. The cost of feed lot sales fell by 70.0%, from Ps. 6.2 million in 2004 to Ps. 1.9 million in 2005. This decline is attributable to lower costs as a consequence of lower utilization levels and a lower cost per feed lot due to corn deliveries made by producers in the course of the year. The cost of feed lot services as a percentage of total sales increased from 86.9% in 2004 to 87.1% in 2005.

Others. Costs increased by 39.0% from Ps. 1.1 million in fiscal year 2004 to Ps. 1.6 million in fiscal year 2005 mainly due to higher costs related to Futuros y Opciones.com.

Gross Profit

As a result of the factors mentioned, gross profit amounted to Ps. 18.5 million in fiscal year 2005 compared to a Ps. 24.5 million profit recorded in fiscal year 2004.

Selling Expenses

Selling expenses increased from Ps. 4.9 million in fiscal year 2004 to Ps. 6.6 million in fiscal year 2005. Selling expenses in agricultural activities represented 71.8% of total selling expenses, selling expenses in cattle raising activities represented 22.1% and the remaining 6.1% corresponds to the other activities. Selling expenses in grains as a percentage of sales amounted to 15.3% in fiscal year 2005. Selling expenses by ton of grains sold increased compared to those of the prior fiscal year amounting to Ps. 54 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 5.4% in fiscal year 2004 to 4.0% in fiscal year 2005 due to an improvement in our business deals with customers.

Sales of milk do not generate selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 26.7% from Ps. 5.7 million in fiscal year 2004 to Ps. 7.3 million in fiscal year 2005, mainly due to the increase in salaries, social contributions, fees for services office and transportation expenses. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management.

Net gain on sale of farms

The net gain on sale of farms amounted to Ps. 20.0 million due to the sale of the following:

•	On February 1, 2005 we sold Ñacurutú, with a surface area of 30,350 hectares, located in the departments of General Obligado and Vera, Province of Santa Fe. The agreed price was US$ 5.6 million. The gain on this sale amounted to Ps. 7.7 million.

•	On June 8, 2005 we sold San Enrique, with a surface area of 977 hectares, located in the department of General López, Province of Santa Fé. The agreed price was US$ 5.0 million and the gain made on the sale amounted to Ps. 12.3 million.

•	On June 29, 2005 we sold a share of the farm located at El Recreo, Province of Catamarca, where two hectares were sold for US$ 20,000. The gain on the sale amounted to Ps. 0.1 million.

•	On February 24, 2005 we sold the farm El Gualicho with a surface area of 5,729 hectares, located at General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The sale price was US$ 5.7 million. The deed will be executed on July 25, 2005 (the resulting gain realized in the following fiscal year). The gain on this sale is estimated to be US$ 3.4 million.

Gain from inventory holding

The gain from holdings amounted to Ps.11.6 million in fiscal year 2005, compared to Ps. 2.2 million in fiscal year 2004. This increase reflects the profit from cattle holdings based on the increase in real prices during fiscal year 2005.

Operating Income

Given the factors described above, the operating income amounted to Ps. 36.3 million in fiscal year 2005 compared to Ps. 17.8 million recorded in fiscal year 2004. The operating margin was 46.4% in fiscal year 2005 and 25.6% in fiscal year 2004.

Net Financial results

Net financial results amounted to a gain of Ps. 63.8 million for fiscal year 2005 and a loss of Ps. 0.02 million for fiscal year 2004. This was mainly attributable to corporate notes bought from IRSA, adversely offset, in part, by the effect of interest and exchange losses in fiscal year 2005, which were not accounted for during 2004.

Financial results are broken down as follows (i) a gain of Ps. 68.7 million on the sale of corporate bonds acquired from IRSA. We have decided to realize part of the profit obtained through the investment in IRSA convertible notes through the sale aimed at third parties –at market value– of 8.8 million notes; (ii) a gain of Ps. 0.8 million on traded shares and securities, (iii) a loss of Ps. 3.0 million resulting from exchange rate differences; (iv) a loss of Ps. 1.6 million attributable to the financial transactions tax, and (v) a loss of Ps. 1.1 million resulting from interest and others.

Income from related companies

The income on equity investments increased from Ps. 26.7 million in fiscal year 2004 to Ps. 28.1 million in fiscal year 2005 mainly due to the net income of IRSA in the fiscal year which amounted to Ps. 26.4 million, and the operating income obtained from Agro Uranga S.A. of Ps. 1.7 million.

Other income and expenses, net

In 2005, the item Other income and expenses, net amounted to a loss of Ps. 5.1 million compared to a loss of Ps. 0.4 million in fiscal 2004, mainly due to donations of Ps. 1.9 million and Ps. 0.7 million in the fiscal years 2005 and 2004, respectively, and the effect of the net worth tax levied on shareholders and borne by the Company this fiscal year.

Management Fee

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 8.5 million and Ps. 3.6 million in the fiscal years 2005 and 2004, respectively.

Income tax expense

Income tax increased from Ps. 8.6 million in fiscal year 2004 (Ps. 5.1 million for this fiscal year and Ps. 3.5 million deferred) and Ps. 37.8 million in fiscal year 2005 (Ps. 24.7 million for this fiscal exercise and Ps. 13.1 million deferred tax). The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses. The main cause for the income tax’s increase from the fiscal year 2004 to 2005 is the sale of convertible notes which generated a Ps. 24.3 million tax. In addition, the deferred income tax increased as a result of the use for roll over (“ sale and replacement”) of sale of the San Enrique and Ñacurutú properties which generated a deferred income tax of Ps. 9.2 million.

Minority interest

A third party interest amounting to Ps. 0.09 million was recorded during fiscal year 2005 to show the minority interest results in Futuros y Opciones.com S.A.

Net Income

Given the factors described above, the net income increased from Ps. 32.1 million for fiscal year 2004 to Ps. 76.8 million for fiscal year 2005. The net margin, computed as net income over total sales amounted to 98.2% for fiscal year 2005 and 46.1% for fiscal year 2004.

Year ended June 30, 2004 compared to the year ended June 30, 2003

Sales

Sales reached Ps. 69.7 million, 12.5% lower than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller agricultural sales.

Crops. Sales of grains decreased by 46.5%, from Ps. 50.2 million in fiscal year 2003 to Ps. 26.8 million in fiscal year 2004. The 47.0% drop in the volume of sales, from 121,426 tons down to 64,398 tons, was partially offset by a 1.2% rise in unit price in fiscal year 2004 compared to the price for fiscal year 2003. Average price per ton sold was Ps. 418 compared to Ps. 413 in the prior fiscal year. The production of grains increased by 6.03%, from 70,369 tons in fiscal year 2003 to 74,612 tons in fiscal year 2004 (the production of wheat and corn increased by 77.8% and 13.3% respectively and soybean decreased by 18.4%). The total sown surface area decreased from 23,638 hectares in fiscal year 2003 to 23,117 hectares in fiscal year 2004. The leased sown surface area decreased from 13,628 hectares in fiscal year 2003 to 9,766 hectares in fiscal year 2004 and the Company’s own sown surface area increased from 10,010 hectares in fiscal year 2003 to 13,351 hectares in fiscal year 2004.

Beef Cattle. Sales of beef cattle increased by 34.8%, from Ps. 20.6 million in fiscal year 2003 to Ps. 27.7 million in fiscal year 2004. The 31.8% increase in the volume of sales was accompanied by a 2.3% increase in the price per ton sold. The volume of sales increased from 11,171 tons to 14,725 tons, while the sales price increased from Ps. 1.84 per kilogram in fiscal year 2003 to Ps. 1.88 per kilogram in fiscal year 2004. Average cattle stock increased from 87,709 heads in fiscal year 2003 to 93,386 in fiscal year 2004 and the total production of beef cattle increased by 15.4%, from 9,855 tons in fiscal year 2003 to 11,370 tons in fiscal year 2004. This increase was a result of an increase in our stock position in this segment and of a higher number of cattle head finished in feed lots. The number of our own hectares used in the production of beef cattle dropped from 135,342 hectares in fiscal year 2003 to 125,598 hectares in fiscal year 2004. This reduction is mainly related to the sale of the farm El 41 y 42 and with a conversion of hectares used for cattle raising into hectares used for agriculture at La Esmeralda.

Milk. Sales of milk increased by 32.2%, from Ps. 2.4 million in fiscal year 2003 to Ps. 3.2 million in fiscal year 2004 mainly due to an 18.3% increase in the average sales price, from Ps. 401 per one thousand liters in fiscal year 2003 to Ps. 474 per one thousand liters in fiscal year 2004; there was an increase in the volume of sales of milk attributable to an 11.7% increase in production as a result of a change in the feeding system in response to the drought. Total production was 6.0 million liters in fiscal year 2003 compared to 6.7 million liters in fiscal year 2004.

Feed lot. Sales increased by 59.9% from Ps. 4.5 million in fiscal year 2003 to Ps. 7.1 million in fiscal year 2004. This was mainly due to a higher average occupancy level from 17,500 heads in fiscal year 2003 to 23,900 heads in fiscal year 2004. During the present fiscal year capacity was increased by approximately 3,500 heads and the maximum occupancy level was reached. In addition an increase in the pricing of the ration components occurred, mainly in corn, which generated higher earnings.

Other. Sales increased by 140.7% from Ps. 2.0 million in fiscal year 2003 to Ps. 4.8 million in fiscal year 2004 mainly due to the Ps. 2.3 million increase in income derived from leases. Sustained demand at very good prices (average of US$ 200 per hectare) led us to the decision to decrease risks by assigning more hectares to this activity.

Cost of sales

Cost of sales decreased by 22.6% from Ps. 58.3 million in fiscal year 2003 to Ps. 45.1 million in fiscal year 2004. Cost of sales as a percentage of net sales decreased from 73.2% in fiscal year 2003 to 64.8% in fiscal year 2004.

Crops. The cost of sales of grains decreased from Ps. 39.4 million in fiscal year 2003 to Ps. 15.4 million in fiscal year 2004. This decrease is attributable mainly to the positive effect during fiscal year 2003 of the valuation of stock at the beginning of the year and, to a lesser extent, to the impact of the exchange rate on the costs of supplies.

Beef cattle. Cost of sales for beef cattle increased by 79% from Ps. 11.8 million in fiscal year 2003 to Ps. 21.1 million in fiscal year 2004. This increase mainly corresponds to the impact of a higher quantity of beef cattle finished in the feed lot as a consequence of the drought, from 8,400 heads in fiscal year 2003 to approximately 22,200 heads in 2004. The cost of sales for beef cattle as a percentage of sales of cattle increased from 57.3% in fiscal year 2003 to 76% in fiscal year 2004. The cost for each ton sold also increased from Ps. 1,054 in fiscal year 2003 to Ps. 1,432 in fiscal year 2004 for the same reasons.

Milk. The cost of sales of milk decreased by 11.8% from Ps. 1.5 million in fiscal year 2003 to Ps. 1.3 million in fiscal year 2004. This decrease corresponds to the positive effect of the re-categorization of the beef cattle acquired during the fiscal year, partially offset by the negative impact of higher feeding costs as a result of the drought. The cost of sales for milk per thousand liters decreased from Ps. 246 in fiscal year 2003 to Ps. 194 in fiscal year 2004.

Feed lot. Feed lot cost of sales increased by 47.5% from Ps. 4.2 million in fiscal year 2003 to Ps. 6.2 million in fiscal year 2004. The increase responds to higher costs as a consequence of higher occupancy levels and a higher feeding cost due to the increase in corn prices. Feed lot costs as a percentage of sales decreased from 94.2% in fiscal year 2003 to 86.9% in fiscal year 2004.

Other. Costs decreased by 19.1% from Ps. 1.4 million in fiscal year 2003 to Ps. 1.1 million in fiscal year 2004 mainly due to the discontinuation of the firewood and charcoal business.

Gross Profit

As a result of the factors mentioned, gross profit increased to Ps.24.6 million in fiscal year 2004 compared to a Ps. 21.3 million profit recorded in fiscal year 2003.

Selling Expenses

Selling expenses decreased from Ps. 6.0 million in fiscal year 2003 to Ps. 4.9 million in fiscal year 2004. Selling expenses in agricultural activities represented 63.6% of total selling expenses, selling expenses in cattle raising activities represented 30.5% and the remaining 5.8% corresponds to the other activities. Selling expenses in grains as a percentage of sales amounted to 11.6% in fiscal year 2004. Selling expenses by ton of grains sold increased compared to those of the prior fiscal year amounting to Ps. 48 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 6.0% in fiscal year 2003 to 5.4% in fiscal year 2004 due to an improvement in our commercial agreements with our customers.

Sales of milk do not give rise to selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 25.7% from Ps. 4.6 million in fiscal year 2003 to Ps. 5.7 million in fiscal year 2004, mainly due to the Ps. 0.7 million increase in salaries and wages and Ps. 0.4 million in fees and retributions for services. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management.

Result from sales of fixed assets

The result from the sales of fixed assets amounted to Ps. 1.7 million due to the sale of the farm El 41 y 42, with a surface area of 6,478 hectares and located at Tapenagá, Province of Chaco and 3 properties owned by Inversiones Ganaderas S.A. with a total surface area of 5,997 hectares located at Santo Domingo district, La Paz Department, Province of Catamarca.

The sale of the farm El 41 y 42 was agreed at US$ 1.0 million and it generated a profit of Ps. 1.1 million.

The sale of the 3 properties owned by Inversiones Ganaderas S.A. was agreed at US$ 0.4 million and generated a profit of Ps. 0.6 million.

Inventory Holding result

The profit from holdings amounted to Ps. 2.2 million in fiscal year 2004, compared to Ps. 12.4 million in fiscal year 2003. This decrease reflects the profit from cattle holdings based on the increase in real prices during fiscal year 2003.

Operating result

Given the factors described above, the operating result amounted to Ps. 17.8 million in fiscal year 2004 compared to a profit of Ps. 28.0 million recorded in fiscal year 2003. The operating margin was 20.0% in fiscal year 2004 and 13.5% in fiscal year 2003.

Net Financial results

Net financial results provided a loss of Ps. 0.02 million for fiscal year 2004 and a loss of Ps. 11.1 million for fiscal year 2003. The Ps. 11.1 million variation was mainly due to the effect of Ps. 12.6 million foreign exchange difference compensated by a variation in the effects of inflation of Ps. 1.6 million.

Financial results are attributable to (i) a Ps. 0.3 million loss due to restatement factors; (ii) a Ps. 1.6 million profit derived from foreign exchange differences; and (iii) a Ps. 1.4 million loss from tax on debits and credits in bank accounts.

Result of investment in related companies

The result of investments in shares decreased from a Ps. 67.7 million profit in fiscal year 2003 to a Ps. 26.7 million profit in fiscal year 2004, mainly due to the net result of IRSA in the fiscal year which amounted to Ps. 22.4 million, Agro Uranga S.A.’s operating profit, amounting to Ps. 1.9 million and goodwill and its intangible assets amortizations amounting to Ps. 2.4 million.

Other income and expenses, net

Other income and expenses, net during fiscal year 2004 provided a loss of Ps. 0.4 million compared to a loss of Ps. 2.1 million in fiscal year 2003.

Management Fees

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 7.2 million and Ps. 3.6 million in the fiscal years 2003 and 2004 respectively.

Gifts

Gifts amounted to Ps. 2.0 million and to Ps. 0.7 million in fiscal years 2003 and 2004 respectively.

Income tax

Income tax decreased from Ps. 10.5 million in fiscal year 2003 to Ps. 8.6 million in fiscal year 2004. The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

A third party interest amounting to Ps. 0.1 million was recorded during fiscal year 2004 to show the minority interest in Futuros y Opciones.com S.A. results.

Net result

Given the factors described above, the net result decreased from a Ps. 65.0 million profit for fiscal year 2003 to Ps. 32.1 million net income for fiscal year 2004. The net margin, computed as net result over total sales amounted to 46.1% for fiscal year 2004.

B. LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources include our cash and cash equivalent, proceeds from operating activities, sales of real estate investments, bank borrowing, long-term debt and capital financing.

The table below shows, for the periods indicated, our cash flows:

	As of end for the year ended June 30,
	2005	2004	2003 (1)
	(Million of Pesos)
Net cash (used in) provided by operating activities	(10.1)	(0.3)	12.4
Net cash provided by financing activities	1.7	16.7	165.6
Net cash provided by (used in) investing activities	62.7	(25.1)	(200.5)
Net increase (decrease) in cash and cash equivalents	54.3	(8.7)	(22.5)

(1)	Adjusted for price-level changes and expressed in millions of constant Argentine Pesos of June 30, 2003.

As of June, 2005, we had cash and cash equivalents totaling Ps. 67.5 million, an increase from the Ps. 13.1 million balance held as of June 30, 2004. This increase primarily resulted from the proceeds from the sale of convertible notes for Ps. 93.5 million, from the sale of farms for Ps. 28.5 million and proceeds from the exercise of warrants by our bondholders for Ps. 10.9 million which were partially offset by cash outflows used in operating activities for Ps. 10.1 million, an additional investment in IRSA for Ps. 34.4 million, acquisition and upgrading of fixed assets for Ps. 26.0 million and payments of short-term debt. As of June, 2004, we had cash and cash equivalents totaling Ps. 13.1 million, a decrease from the Ps.21.8 million balance held as of June 30, 2003. This decrease was primarily due to the acquisition and improvement of fixed assets for Ps. 15.2 million, an additional investment in IRSA for Ps. 14.6 million and dividend payments of Ps. 1.5 million partially offset by the proceeds from the exercise of warrants by our bondholders for Ps. 23.1 million.

Net Cash (Used in) Provided by Operating Activities

Net cash used in operations increased from Ps. 0.3 million in fiscal year 2004 to Ps. 10.1 million in fiscal year 2005. Our operating activities resulted in net a cash decrease of Ps. 10.1 million for fiscal year 2005 essentially due to a decrease in current investments through the collection of interests on Convertible Notes, an increase in trade accounts payable and in dividends collected an operating gain of Ps. 6.3 million totaling Ps. 14.6 million which were offset by an increase in trade accounts receivable, other receivables, inventories, in social securities, charges, taxes payable and an increase in other liabilities payable for Ps. 24.7 million.

Net cash provided by operations decreased from Ps. 12.5 million in fiscal year 2003 to a net cash outflow of Ps. 0.3 million in fiscal year 2004. The decrease in net cash provided by operations activities was primarily due to the increase in other receivables, in trade accounts receivable and in social securities, charges, taxes payable and advances to customers for Ps. 15.7 million which were partially offset by a decrease in current investments of Ps. 5.9 million in fiscal year 2004 as compared to fiscal year 2003. Our operating activities resulted in net cash outflows of Ps. 0.3 million for fiscal year 2004 essentially due to a decrease in current investments and in trade accounts receivable and an increase in trade accounts payable of Ps. 10.3 million offset by an increase in inventories and dividends collected for Ps. 15.7 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities increased from a net use of Ps. 25.1 million in fiscal year 2004 to a net cash inflows of Ps. 62.7 million in fiscal year 2005. Our investing activities resulted in net cash inflow for Ps. 62.7 million in fiscal year 2005 mainly due to our sale of IRSA’s Convertible Notes for Ps. 93.5 million, the collection of receivables related to the sale of fixed assets for Ps. 1.1 million and from the sale of fixed assets for Ps. 28.5 million, partially offset by the acquisition and upgrading of fixed assets for Ps. 25.9 million and the increase of our investment in IRSA for Ps. 34.4 million.

Net cash used in investing activities decreased from Ps. 200.6 million in fiscal year 2003 to Ps. 25.1 million in fiscal year 2004 mainly due to the decrease in the purchase of Convertible Notes of Ps. 175.6 million. Our investing activities resulted in net cash outflow of Ps. 25.1 million in fiscal year 2004 mainly due to investments in related companies of Ps. 14.6 million and the acquisition and upgrading of fixed assets for Ps. 15.2 million, partially offset by the sale of fixed assets for Ps. 4.9 million.

Net Cash Provided by (Used in) Financing Activities

Net cash inflow from financing activities decreased from Ps. 16.7 million in fiscal year 2004 to Ps. 1.7 million in fiscal year 2005. Our financing activities resulted in net cash inflows of Ps. 1.7 million primarily due to the exercise of warrants, stock options and contributions by minority shareholders of Ps. 12.0 million which were partially offset by payments of financial loans and dividends paid for Ps. 10.3 million.

Net cash provided from financing activities decreased from Ps. 165.7 million in fiscal year 2003 to Ps. 16.7 million in fiscal year 2004 primarily due to a decrease in proceeds of financial loans for Ps. 170.7 million, partially offset by the exercise of warrants for Ps. 23.1 million. Our financing activities resulted in net cash inflows of Ps. 16.7 million primarily due to the exercise of warrants, stock options and the subscription for treasury shares for Ps. 23.4 million partially offset by dividend payments, payments of financial loans and other issuance expenses of Convertible Notes for Ps. 13.5 million.

In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales.

Our Indebtedness

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50.0 million units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder’s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the Convertible Note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002 and was fully subscribed.

As of November 30, 2005, certain of our Convertible Notes holders exercised their conversion rights for a total of 12,990,152 units with a face value of US$ 1 each, whereas the ordinary stock delivered in exchange amounted to 25,581,198 with a face value of Ps.1 each. During the same period, 9,766,282 warrants were exercised, resulting in a cash inflow of US$ 11.7 million and the issuance of 19,232,507 shares with a face value of Ps. 1 each.

As of November 30, 2005, we had US$ 37,009,848 aggregate principal amount of Convertible Notes outstanding and 169,098,097 common shares outstanding.

Our total outstanding debt as of June 30, 2005 was Ps. 127.3 million, consisting of the Convertible Notes which mature on November 14, 2007 for Ps. 117.0 million and other loans in the amount of Ps. 10.3 million.

Between July and August 2004, we obtained a pre-export financing facility of US$ 4 million through Río de La Plata SA Bank at a fixed interest rate of 4% per annum, which was repaid in January and February, 2005.

In August 2004, we obtained a Ps. 20 million loan from Nación Bank at a fixed interest rate of 7% annual. Ps. 10 million were repaid on February, 2005 and the remaining Ps. 10 million in August 2005.

These loans allowed us to promote new production projects and generate a more efficient capital structure for the Company.

Capital Expenditures

Capital expenditures totaled Ps. 25.9 million, Ps. 15.2 million and Ps. 31.1 million for the fiscal years ended June 2005, 2004 and 2003, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for fiscal year 2006 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices.

For the fiscal year ended June 30, 2005, our main investments consisted of Ps. 12.5 million in the acquisition of real estate, Ps. 0.2 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 4.2 million in facilities, Ps. 1.1 million in new pastures, Ps. 0.3 million in vehicles, Ps 0.6 million in construction, Ps. 1.8 million in machinery, Ps. 0.3 million in computer and communication accessories, Ps. 4.6 million in construction in progress (including Ps. 3.7 million from the development of our farm Los Pozos adding more space for agricultural and cattle production), Ps. 0.1 million in feed lot and Ps. 0.1 million in advances.

For the fiscal year ended June 30, 2004, our main investments consisted of Ps. 2.7 million in the acquisition of real estate, Ps. 0.1 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 1.6 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.5 million in vehicles, Ps 0.1 million in construction, Ps. 0.1 million in machinery, Ps. 0.1 million in computer and communication accessories, Ps. 8.8 million in construction in progress (including Ps. 4.2 million from the development of our Los Pozos farm adding more space for agricultural and cattle production and Ps. 3.8 million from the development of hectares to be used in agriculture under irrigation in our La Gramilla and Santa Bárbara farm), Ps. 0.6 million in feed lot and Ps. 0.1 million in advances.

For the fiscal year ended June 30, 2003, our main investments consisted of Ps. 29.4 million in acquisition of real state, Ps. 0.3 million in improvements, Ps. 0.2 million in furniture and equipment, Ps. 0.3 million in facilities, Ps. 0.3 million in new pastures, Ps. 0.3 million in vehicles and Ps 0.3 million in construction in progress.

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

IRSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See note 23 to the consolidated financial statements of IRSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.m. to IRSA’s Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with Comisión Nacional de Valores regulations, IRSA discontinued inflation accounting as of March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, IRSA believes such departures have not had a material effect on the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, IRSA has relied on variables and assumptions derived from historical experience and various other factors that IRSA deemed reasonable and relevant. Although IRSA review these estimates and assumptions in the ordinary course of business, the portrayal of IRSA’s financial condition and results of operation often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of IRSA’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax;

•	asset tax credits

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

Provision for allowances and contingencies

IRSA provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While IRSA uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making these evaluations. IRSA has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and IRSA’s Consolidated Financial Statements reflect that consideration.

IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimate of the outcomes of these matters and its lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on IRSA’s future results of operations and financial condition or liquidity.

Impairment of long-lived assets

IRSA periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. IRSA considers the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. IRSA determines the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset would have had if no impairment would have been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. US GAAP prohibits the reversal of a previously recognized impairment charge.

IRSA believes that the accounting policy related to the impairment of long-lived assets is a “critical accounting policy” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and costs, future vacancy rates and future prices; and

•	the impact that recognizing or reversing an impairment would have on assets reported on IRSA’s balance sheet, as well as on the results of its operations, could be material. Estimates about future prices and future vacancy rates require significant judgment because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002 IRSA reviewed its assets related to Development and sales of properties, Office and others, Hotels and Shopping Centers segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002 IRSA had recognized an impairment of Ps. 140.6 million. During the years ended June 30, 2003 and 2005 IRSA also recognized impairment losses totaling Ps. 14.0 million and Ps. 0.2 million, respectively. As a result of increases in their fair market values, during the years ended June, 30, 2003, 2004 and 2005 IRSA partially reversed the impairment losses, recognizing gains of Ps. 25.4 million, Ps. 63.1 million and Ps. 28.2 million, respectively. Assets related to those four segments represent approximately 92% of IRSA’s total long-lived assets as of June 30, 2005 and 2004.

The fair market value of IRSA’s office and retail buildings was determined following the rent value method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of its properties varies based on the category and the type of building. For Class A buildings the average price per square meter used was Ps. 45 while for Class A/B buildings the average was Ps. 32.5 and for Class B/C buildings was Ps. 17.5. The average vacancy rates were calculated taking into account the last ten years. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 3.7 million.

Valuation of shopping centers was performed according to the rent value method. IRSA calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates IRSA used were between 12.5% and 15.5%, the average price per leasable square meter was Ps. 6,904 and the average vacancy rate was calculated taking into consideration the actual vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 0.6 million.

IRSA used the open market method for determining the fair market value of its land reserve and inventories. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 2.7 million.

Debt restructuring

In November 2002 IRSA completed the refinancing of its debt for a total amount of US$ 103.4 million and IRSA also completed the arrangement with its lenders to refinance the Syndicate Loan for US$ 80 million and its Notes for US$ 37 million.

Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by Technical Resolution No. 17), IRSA removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that IRSA used in reference to its local borrowings. As a result of the debt restructuring in 2003, IRSA recognized a gain of Ps. 36.5 million (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

IRSA believes that the accounting estimate related to debt restructuring was a “critical accounting estimate” because if IRSA had calculated the present value of its debts using higher interest rates than 8%, IRSA would have had a material impact on its debts reported on its balance sheet as well as on its financing results.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects on the related results for the fiscal year 2003:

Interest Rates	Gain in millions Ps.	Impact on Net Income	Impact on Shareholder´s equity
11%	16	5.59%	1.98%
16%	47	16.40%	5.81%
23%	73	25.49%	9.02%

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

IRSA provided a valuation allowance for a portion of net deferred tax assets, as it do not consider the realization of the full tax benefit to be more likely than not. IRSA considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all its deferred tax assets. These evidences consist primarily in:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards.

•	Reversals of existing taxable temporary differences.

•	Business projections.

As a result of the evaluation of this evidence, IRSA accounted for a valuation allowance of approximately 46% of its deferred tax assets, amounting to Ps. 42 million. Net deferred tax assets as of June 30, 2005 were to Ps. 92.2 million.

A decrease and an increase of 10%, 20% and 30% in the net result of IRSA’s projections utilized in determining the valuation allowance of its deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) /gain in million of Ps.	Impact on Net income	Impact on Shareholder’s equity
-10%	47	-5	-4.8%	-0.4%
-20%	52	-10	-9.7%	-0.8%
-30%	57	-15	-14.5%	-1.2%
10%	37	5	4.8%	0.4%
20%	32	10	9.7%	0.8%
30%	27	15	14.5%	1.2%

IRSA believes that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•	the impact that calculating income tax using this method would have on assets or liabilities reported on its consolidated balance sheet as well as on the income tax result reported in its consolidated statement of income could be material.

Asset tax credits

IRSA calculates the asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. IRSA’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.

IRSA has recognized the asset tax provision paid in previous years as a credit as IRSA estimates that it will offset future years’ income tax.

IRSA believes that the accounting policy related to asset tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to IRSA’s future results that are highly susceptible to change from period to period, and as such the impact on IRSA’s financial position and results of operations could be material.

IRSA’s economic limitations related to the distribution of dividends.

In accordance with certain obligations assumed by IRSA, there are limitations on the dividends that IRSA can distribute. Under the Unsecured Loan Agreement for US$ 51 million, IRSA: (i) shall not be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from IRSA’s subsidiaries, (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Series 03 Secured Notes due 2009 for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Series 03 Secured Notes due 2009.

As from fiscal year 2003 IRSA reported profits each year, although owing to the restrictions arising from its debt instruments, IRSA was prevented from distributing dividends.

IRSA is temporarily restricted in the distribution of dividends until November 2009 due to the financial commitments assumed in its debt restructuring. Although IRSA expects to distribute cash dividends in the future, IRSA cannot assure that it will be able to do so.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share for the mentioned years. Figures in Pesos are stated in historical Pesos at the corresponding date.

Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—

(1)	Corresponds to per share payments. To calculate the dividends paid per global depositary shares, the payment per share should be multiplied by ten.

Although IRSA’s intentions are to distribute cash dividends in the future, there can be no assurance that IRSA will be able to do it.

IRSA’s U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net income (loss) for each of the three years in the period ended June 30, 2005, and the amounts of total shareholders’ equity as of June 30, 2005 and 2004, to the extent summarized in Note 23 to IRSA’s consolidated Financial Statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for the non-contributory management stock ownership plan;

(iv)	the application of different useful lives for depreciation purposes;

(v)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(vi)	the accounting for a mortgage payable with no stated interest;

(vii)	the accounting for securitization programs;

(viii)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(ix)	the present-value accounting;

(x)	the restoration of previously recognized impairment losses accounting;

(xi)	the accounting for Convertible Notes;

(xii)	the accounting for troubled debt restructuring;

(xiii)	the accounting for real estate barter transactions;

(xiv)	the accounting for the appraisal revaluation of fixed assets;

(xv)	the accounting for deferred charges;

(xvi)	the amortization of fees related to the Senior Notes;

(xvii)	the accounting for software obtained for internal use;

(xviii)	the accounting for changes in interest in consolidated affiliated companies;

(xix)	the accounting for increasing rate debt;

(xx)	the accounting for certain inventories for which we have received advance payments that fix sales prices and the contractual terms which assure the closing of the sale and the realization of the gain;

(xxi)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xxii)	the effects on deferred income tax of the foregoing taxes [and] of the above-mentioned reconciling items, as appropriate; and

(xxiii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 23 to IRSA’s consolidated Financial Statements, included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 was Ps. 103.2 million, Ps. 87.9 million, and Ps. 286.4 million, respectively, as compared to Ps. 129.4 million, Ps. 2.8 million and Ps. 235.1 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2005 and 2004, was Ps. 1,252.2 million and Ps. 959.9 million, respectively, as compared to Ps. 921.7 million and Ps. 587.7 million, respectively, under U.S. GAAP.

IRSA’s Results of Operations for the fiscal years ended June 30, 2005 and 2004.

Revenues

Revenues increased by 41.8% from Ps. 260.8 million for the fiscal year ended June 30, 2004 to Ps. 369.9 million for the fiscal year ended June 30, 2005. This increase is due to an increase in revenues from all IRSA’s business units.

Development and Sale of Properties. Revenues from development and sale of properties increased by 6.8%, from Ps. 30.3 million for the fiscal year ended June 30, 2004, to Ps. 32.3 million for the fiscal year ended June 30, 2005. The increase in revenues in the development and sale of properties segment was mainly attributable to the net effect of (i) the Ps. 23.6 million increase in sales of Dock III; (ii) the Ps. 3.5 million decrease in sales from the residential communities of Abril, which decreased by 48%;

(iii) the Ps. 11.8 million decrease in sales of undeveloped parcels of land arising from non-recurring sales during the past fiscal year of Benavídez; and (iv) the decrease of Ps. 5.9 million in the sale of other real estate, due to the non-recurring sale of Dock II for Ps. 5.2 million.

Offices and other non shopping center rental properties. Revenues from Offices and other non shopping center rental properties increased by 28.3%, from Ps. 15.1 million for the fiscal year ended June 30, 2004, to Ps. 19.4 million for the fiscal year ended June 30, 2005. This increase is mainly due to a 29.7% increase in revenues from office rents, from Ps. 13.8 million in the fiscal year ended June 30, 2004, to Ps. 17.9 million for the fiscal year ended June 30, 2005. This increase in revenues is attributed to (i) the increase in the occupancy rates and monthly rental income of the majority of the buildings, principally in Intercontinental Plaza Tower for Ps. 1.2 million, Maipú 1300 for Ps. 0.8 million, Costeros Dock IV for Ps. 0.6 million and Libertador 498 for Ps. 0.5 million, and (ii) the purchase of Bouchard 710, a new building for lease which provided revenues of Ps. 0.4 million during June 2005. The percentage of room occupied in this segment increased by 13% from 76% as of June 2004 to 89% as of June 2005.

Shopping Centers. Revenues from Shopping centers increased by 60.6 % from Ps. 143.2 million during the fiscal year ended June 30, 2004, to Ps. 230.2 million during the fiscal year ended June 30, 2005. The increase is attributed principally to (i) an increase of 46.2% in revenues from leases and services, from Ps. 113.2 million to 165.5 million mainly due to a sustained increase of 29.6% in sales of IRSA’s tenants (from Ps. 1.148 million in 2004 to Ps. 1.488 million in 2005) shown in the growth of IRSA’s revenues from rental and admission rights for Ps. 37.7 million, the inclusion of Mendoza Plaza Shopping’s revenues of Ps. 9.2 million resulting from the consolidation of such company as from October 1, 2004 due to gaining control as a result of the acquisition of an additional 49.9% interest and the inauguration of Alto Rosario Shopping that took place on November 9, 2004 which produced an increase in revenues of Ps. 5.5 million and (ii) an increase of 114.9% in revenues from credit card operations from Ps. 30.0 million to Ps. 64.6 million due to the growth of IRSA’s customer portfolio, its sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, which led Tarjeta Shopping to the opening of new branches in different cities country-wide. This last fact generated a significant growth of the credit portfolio, which went from Ps. 92 million in fiscal year 2004 to Ps. 204 million in 2005 (the securitized portfolio included). The percentage of occupancy rates of IRSA’s Shopping centers stayed at 99% during this year.

Hotels. Revenues from hotel operations increased by 22.2%, from Ps. 71.3 million for the fiscal year ended June 30, 2004 to Ps. 87.1 million for the fiscal year ended June 30, 2005, due to an increase in average price per room from Llao Llao from Ps. 460 during fiscal year 2004 to Ps. 547 during fiscal year 2005 and an increase in average occupancy in all IRSA’s hotels, from 68% during the fiscal year 2004 to 75% during the fiscal year 2005. Revenues from Hotel Sheraton Libertador increased by Ps. 4.9 million, revenues from the Hotel Intercontinental increased by Ps. 7.1 million and revenues from Hotel Llao Llao increased by Ps. 3.8 million.

Financial operations and others. Revenues from Financial operations and others remained constant at Ps. 0.9 million both fiscal years. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

Costs

Costs increased by 13.2%, from Ps. 147.4 million during the fiscal year ended June 30, 2004 to Ps. 166.8 million for the fiscal year ended June 30, 2005. This variation is mainly due to the net effect of (i) an increase in costs in the Shopping centers and Hotels and (ii) a decrease in costs in the Development and sale of properties and Offices and other non-shopping rental property segments. Costs as a percentage of revenues decreased from 56.5% for the fiscal year ended June 30, 2004 to 45.1% for the fiscal year ended June 30, 2005.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased by 34.5%, from Ps. 25.9 million for the fiscal year ended June 30, 2004 to Ps. 16.9 million for the fiscal year ended June 30, 2005 as a result of a decrease in the operation volume of sales as well as to a low cost of sales in the case of Dock III in comparison with costs of sales recorded in the cases of Benavídez and Dock II. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 85.1% during the fiscal year ended June 30, 2004 to 52.5% during the fiscal year ended June 30, 2005.

Offices and other non shopping center rental properties. Costs of Offices and other non shopping center rental properties decreased by 7.2%, from Ps 8.3 million during the fiscal year ended June 30, 2004 to Ps. 7.7 million during the fiscal year ended June 30, 2005. This decrease in cost of “Offices and other” segment was mainly due to a reduction in maintenance expenses of vacant space in IRSA’s buildings during this year as a result of higher occupancy rates in its buildings. The main component of cost of offices is the depreciation of leased properties.

Shopping Centers. Costs related to Shopping centers increased by 27.3% from Ps. 72.4 million in the fiscal year ended June 2004 to Ps. 92.4 million in the fiscal year ended June 30, 2005. This increase is due to: (i) an increase of 14.2% in leases and services costs mainly due to a Ps. 4.9 million cost resulting from the opening of Alto Rosario Shopping and a Ps. 3.2 million cost relating to the consolidation of Mendoza Plaza Shopping S.A. as of October 2004. The expenses that were modified are charges for amortization and non-recovered expenses; and (ii) a 77.1% increase of credit card operations cost due to an increase of Ps. 3.6 million in expenses arising from salaries and social security charges and of Ps. 1.5 million in taxes, duties and contributions as a result of the expansion and opening of new branches, a higher charge in commissions and interest of Ps. 2.3 million and an increase in fee and services expenses of Ps. 1.6 million, due to the new issues of the securitization program.

Hotels. Costs from hotel operations increased by 22.2%, from Ps. 40.0 million during the fiscal year ended June 30, 2004 to Ps. 48.9 million during the fiscal year ended June 30, 2005, primarily due to the increase in revenues. Higher costs of hotels are also due to an increase in depreciation and salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment remained constant at 56.2% for both fiscal years.

Financial operations and Others. Costs from Financial operations and other segments increased by 25% from Ps. 0.8 million for the fiscal year ended June 30, 2004 to Ps. 0.9 million for the fiscal year ended June 30, 2005. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased by 79.1%, from Ps. 113.4 million during the fiscal year ended June 30, 2004 to Ps 203.1 million during the fiscal year ended June 30, 2005.

Gain from valuation of inventories at fair market value

This line was generated during the current year and arises as a result of valuing at fair market value those inventories on which IRSA has received advances that fix prices, and the contract terms and conditions of the transactions that IRSA has signed assure the effective conclusion of the sale and the gain. Such a valuation criteria was principally applied to the “Cruceros” and “Dock III” undertakings in a total amount of Ps. 17.3 million.

Selling Expenses

Selling expenses increased by 72.3%, from Ps. 22.0 million during the fiscal year ended June 30, 2004 to Ps. 37.9 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) a decrease in sales and developments selling expenses and (ii) an increase in Offices and others, Shopping Centers and Hotels selling expenses. Selling expenses as a percentage of revenues increased from 8.4% during the fiscal year ended June 30, 2004, to 10.2% during the fiscal year ended June 30, 2005.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased by 35.2%, from Ps. 4.0 million during the fiscal year ended June 30, 2004 to Ps. 2.6 million during the fiscal year ended June 30, 2005, as a consequence of the decrease in sales operations during this fiscal year and due to the fact that the principal sale transaction of the current period, Dock III, had no direct commercial expenses or significant commissions. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and other non shopping center rental properties. Selling expenses relating to Offices and other non shopping center rental properties increased from Ps. 0.05 million during the fiscal year ended June 30, 2004 to Ps. 0.9 million during the fiscal year ended June 30, 2005. The increase of marketing expenses is principally related to the increase in revenues in such segment.

Shopping Centers. Selling expenses relating to Shopping centers increased by 150.4% from Ps. 9.8 million during the fiscal year ended June 30, 2004 to Ps. 24.6 million during the fiscal year ended June 30, 2005. The increase was mainly due to the following: (i) selling expenses from leases and services increased by 109.4%, from Ps. 5.2 million for the fiscal year ended June 30, 2004 to Ps. 10.9 million for the fiscal year ended June 30, 2005, mainly due to an increase of Ps. 3.4 million in provision for bad debts, an increase of Ps. 1.4 million in turnover taxes in line with IRSA’s higher revenues, the inclusion of expenses of Mendoza Plaza Shopping for 1.3 million due to its consolidation, and stamp taxes due to the opening of Alto Rosario of Ps. 0.4 million; and (ii) marketing expenses of Credit Cards increased from Ps. 4.5 million during year 2004 to Ps. 13.5 million during fiscal year 2005 due to an increase of Ps. 6.3 million in advertising expenses, a higher charge of Ps. 2.1 million in turnover taxes as a result of IRSA’s higher revenues, and an increase in bad debts of Ps. 0.5 million in line with the growth of its credit portfolio.

Hotels. Selling expenses relating to Hotel’s operations increased by 20.1% from Ps. 8.2 million during fiscal year 2004 to Ps. 9.8 million during fiscal year 2005, manly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

Administrative Expenses

Administrative expenses increased by 38.8%, from Ps. 50.2 million during fiscal year 2004 to Ps. 69.7 million during fiscal year 2005, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, fees and compensation for services, and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of Properties increased by 42.2%, from Ps. 6.7 million during the fiscal year ended June 30, 2004 to Ps. 9.5 million for the fiscal year ended June 30, 2005, primarily due to (i) a Ps. 1.1 million increase in salary and social security; (ii) a Ps. 0.6 million increase in Directors fees; and (iii) the change in percentages of pro-rata allocation of the administration expenses between both fiscal years among this segment, and Offices and other non-shopping center leased properties segment. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 22.1% during the fiscal year ended June 30, 2004 to 29.5% during the fiscal year ended June 30, 2005.

Offices and other non-shopping center leased properties. Administrative expenses of Offices and other non-shopping center leased properties increased by 113.0%, from Ps. 4.3 million during the fiscal year ended June 30, 2004 to Ps. 9.2 million during the fiscal year ended June 30, 2005. The increase is mainly due to the change in percentages of pro-rata allocation of the administration expenses between both fiscal years among this segment and the Development and Sale of Properties segment and, in a lesser degree, a Ps. 0.8 million increase in salaries and social security charges and a Ps. 0.4 million increase in Directors fees.

Shopping Centers. Administrative expenses of Shopping centers increased by 33.7%, from Ps. 23.6 million during the fiscal year ended June 30, 2004 to Ps. 31.6 million during the fiscal year ended June 30, 2005, primarily as a result of (i) the increase in administrative expenses from leases and services as a result of: the consolidation of Mendoza Plaza Shopping’s administrative expenses of Ps. 1.3 million, an increase of the board of directors´ fees of Ps. 1.5 million, an increase of the amount of salaries, bonuses and social security charges of Ps. 1.4 million and an increase of tax charges, duties and contributions of Ps. 1.1 million, mainly due to an increase of the financial transactions tax; (ii) the increase in administrative expenses from credit card operations of Ps. 6.7 million mainly due to: increases in the amount of salaries, bonuses and social security charges as a consequence of an increase in the Company’s payroll, in fees and third parties services related to new issues of IRSA’s securitization programs and in tax charges, duties and contributions and rent expenses due to the opening of new branches and (iii) the decrease of Ps. 4.0 million in other administrative expenses allocated to Shopping Centers segment due to the change in percentages of pro-rata between both fiscal years.

Hotels. Administrative expenses of Hotels increased by 24.5%, from Ps. 15.6 million for the fiscal year ended June 30, 2004 to Ps. 19.4 million during the fiscal year ended June 30, 2005, mainly due to (i) a Ps. 2.6 million increase from Hotel Llao Llao as a consequence of the increase in taxes, services and salaries which was mainly due to the higher payroll and higher salaries attributable to the increase in the hotel activity. The increase in taxes and rates is mainly due to the higher municipal tax and the financial transaction tax; (ii) a Ps. 0.9 million increase from Sheraton Libertador hotels, as a consequence of the increase in fees and compensation for services; and (iii) a Ps. 1.0 million increase from Hotel Intercontinental. Administrative expenses of Hotels as a percentage of revenues from hotel operations increased from 21.9% during the fiscal year ended June 30, 2004 to 22.3% during the fiscal year ended June 30, 2005.

Gain in Credit Card Trust

This result stems from the retained interests held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of Credit Card trusts increased from Ps. 0.3 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps. 35.2 million, from a gain of Ps. 63.1 million for the fiscal year ended June 30, 2004 to a gain of Ps. 27.9 million for the fiscal year ended June 30, 2005. The lower income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of real estate assets.

Operating Income

As a result of the foregoing, IRSA’s operating income increased by 35.1% from a profit of Ps. 104.6 million during the fiscal year ended June 30, 2004 to a profit of Ps. 141.2 million during fiscal year 2005.

Development and Sale of Properties. Operating income from Development and Sales of properties increased from Ps. 0.7 million during the fiscal year ended June 30, 2004 to Ps. 21.1 million for the fiscal year ended June 30, 2005.

Offices and other non-shopping center rental properties. Operating income from Offices and other non-shopping center leased properties decreased from Ps. 30.2 million during the fiscal year ended June 30, 2004 to Ps. 13.8 million for fiscal year 2005.

Shopping Centers. Operating income from Shopping Centers increased from Ps. 63.4 million during fiscal year 2004 to Ps. 95.2 million during fiscal year 2005.

Hotels. Operating income from hotels increased by 9.1% from Ps. 10.2 million during fiscal year 2004 to Ps. 11.1 million during fiscal year 2005.

Financial operations and Others. Operating income from Financial Operations and Others segment decreased by Ps. 0.1 million from a gain of Ps. 0.06 million for the year ended June 30, 2004 to a loss of Ps. 0.04 million for the fiscal year ended June 30, 2005.

Amortization of goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA’s subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa S.A. and Tarshop S.A.; and (ii) the amortization of the negative goodwill from the purchase of stock in APSA. Amortization of goodwill decreased by 42.7% from Ps. 2.9 million during fiscal year 2004 to Ps. 1.7 million during fiscal year 2005, largely due to positive amortization related to an increase in negative goodwill during the current year.

Financial results, net

Financial results, net showed a variation of Ps. 23.8 million, from a gain of Ps. 11.6 million during the fiscal year ended June 30, 2004 to a loss of Ps. 12.2 million during the fiscal year ended June 30, 2005. The main reasons for this variation were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 17.0 million, owing to the appreciation of the Peso to the U.S. Dollar from 2.958 in 2004 to 2.887 in 2005; (ii) a gain of Ps. 48.7 million generated in the previous year from Banco Hipotecario shares, that, as a result of a change in valuation criteria, were recorded using the equity method of accounting, disclosed under “Equity gain (loss) from related parties” in the Income

Statement, (iii) the lower discounts obtained this year amounting to Ps. 5.0 million; and (iv) the Ps.13.2 million decrease of financial costs due mainly to the decrease in financial debt as a consequence of conversions of IRSA’s convertible notes made by holders and the settlement of APSA Notes and Senior Notes.

Equity gain (loss) from related companies

Gain from related companies increased by Ps. 40.2 million from Ps. 26.7 million during the fiscal year ended June 30, 2004 to Ps. 66.9 million during the fiscal year ended June 30, 2005. This increase is mainly due to: (i) a higher gain of Ps. 29.0 million recorded in the current year compared to previous year related to IRSA’s investment in Banco Hipotecario, and (ii) a gain of Ps. 12.2 million during the fiscal year 2005 corresponding to the hotels segment.

Other expenses, net

Other expenses, net increased by Ps. 1.0 million, from a loss of Ps. 13.6 million during the fiscal year ended June 30, 2004 to a loss of Ps. 14.6 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) an increase of Ps. 2.9 million in the tax on personal assets of shareholders; (ii) an increase in donations for Ps. 1.5 million; and (iii) a decrease of Ps. 3.3 million in the charge for contingencies due to lower exposures from lawsuits.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased by 42.1%, from Ps. 126.4 million during the fiscal year ended June 30, 2004, to Ps. 179.6 million during fiscal year 2005.

Minority Interest

Minority interest increased by 80.3% from a loss of Ps. 12.8 million during fiscal year 2004 to a loss of Ps. 23.2 million during fiscal year 2005, mainly due to (i) the increase in the results of the Shopping Center segment which increased the results of the minority shareholders, net of the increase in the Company’s ownership interest in APSA; and (ii) the increase in the results of IRSA’s subsidiary Palermo Invest which increased the results of the minority shareholders from Ps. 0.8 million during fiscal year 2004 to Ps. 2.1 million during fiscal year 2005.

Income Tax and Asset tax

Income tax and asset tax increased by Ps. 27.5 million, from Ps. 25.7 million during the fiscal year ended June 30, 2004, to Ps. 53.2 million during the fiscal year ended June 30, 2005. The effective tax rates for fiscal years 2005 and 2004 were 30% and 20%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductibe amortization and depreciation charges originated by inflation accounting and the inventories’ costs considering that it have been adjusted by inflation in accordance with accounting principles. IRSA record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. IRSA has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Net income

As a result of the foregoing, net income increased by 17.5% from a gain of Ps. 87.9 million during the fiscal year ended June 30, 2004 to a gain of Ps. 103.2 million during the fiscal year ended June 30, 2005.

Results of Operations for the fiscal years ended June 30, 2004 and 2003.

Revenues

Revenues increased by 10.3%, from Ps. 236.5 million for the fiscal year ended June 30, 2003, to Ps. 260.8 million for the fiscal year ended June 30, 2004. This increase reflects a rise in revenues from the Shopping Center and Hotels segments, partially offset by a decrease in revenues from the Development and Sale of Properties and Offices and Other Non-shopping Center Leased Properties segments as discussed in detail below.

Development and Sale of Properties. Revenues from Development and Sale of Properties decreased by 35.0%, from Ps. 46.6 million for the fiscal year ended June 30, 2003, to Ps. 30.3 million for the fiscal year ended June 30, 2004. This decrease was attributable to (i) a Ps. 9.7 million reduction in sales of housing units principally in Alto Palermo Park as a result of the sale of this property during 2003; (ii) a Ps. 6.8 million decrease in sales of residential communities mainly Abril, which fell by 50%; and (iii) a Ps. 11.7 million decrease in sales of other properties due to the sale of Hotel Piscis for Ps. 9.9 million during 2003. Such decreases were partially offset by the sale of Benavídez in 2004 for Ps. 11.8 million.

Offices and other Non-shopping center leased properties. Revenues from Offices and other Non-shopping center leased properties decreased by 14.8%, from Ps. 17.8 million during the fiscal year ended June 30, 2003, to Ps. 15.1 million during the fiscal year ended June 30, 2004. This decrease is mainly due to a decrease in revenues from leases primarily as a result of a decrease in the average rates and in the average occupancy level, from Ps. 16.2 million in the fiscal year ended June 30, 2003 to Ps. 13.8 million in the fiscal year ended June 30, 2004. This decrease in revenues from leases was attributed to (i) the decrease in monthly rental income during fiscal year 2004, especially in Intercontinental Plaza Tower (Ps. 1.5 million decrease) and Laminar Plaza (Ps. 0.6 million decrease), and (ii) the sale of three floors and several parking spaces in Madero 1020, which generated a reduction in leases of Ps. 0.8 million. This decrease was partially offset by a Ps. 0.4 million increase in revenue from Edificios Costeros, where the average occupancy level rose from 63% to 98%.

Shopping Centers. Revenues from Shopping Centers increased by 25.8%, from Ps. 113.8 million during the fiscal year ended June 30, 2003, to Ps. 143.2 million during the fiscal year ended June 30, 2004. The increase was attributed principally to a 26.5% increase in income from leases and services, from Ps. 88.8 million to Ps. 113.2 million, and an increase of 20.5% from Tarjeta Shopping’s revenues, from Ps. 24.9 million to Ps. 30.0 million. The percentage of occupancy ratios of IRSA’s Shopping Centers increased from 96% in fiscal year 2003 to 99% in fiscal year 2004.

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

Financial operations and others. Revenues from Financial operations and others increased by 37.4% from Ps. 0.6 during the fiscal year ended June 30, 2003, to Ps. 0.9 million for the fiscal year ended June 30, 2004. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

Costs

Total costs decreased by 4.7%, from Ps. 154.7 million during the fiscal year ended June 30, 2003 to Ps. 147.4 million for the fiscal year ended June 30, 2004. This reduction is the net result of (i) an increase in costs in the Shopping Centers and Hotels’ segments and (ii) a decrease in costs in the Development and Sale of Properties and Offices and Other Non-shopping Rental Properties segments.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased by 44.4%, from Ps. 46.5 million in the fiscal year ended June 30, 2003 to Ps. 25.9 million for the fiscal year ended June 30, 2004 mainly as a result of a decrease in total costs per square meter sold due to lower sales and to a lesser degree, as a result of a decrease in maintenance expenses of the available for sale properties due to a small portfolio. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 99.7% during the fiscal year ended June 30, 2003 to 86.2% during the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Costs of Offices and other Non-shopping center leased properties decreased by 9%, from Ps 9.1 million during the fiscal year ended June 30, 2003 to Ps. 8.3 million during the fiscal year ended June 30, 2004 due to a decrease in maintenance expenses of the available for rent properties. The main component of cost of Offices and Other is represented by the depreciation of leased properties, which remained stable.

Shopping Centers. Costs related to Shopping Centers increased by 8.0%, from Ps. 67.1 million in the fiscal year ended June 30, 2003 to Ps. 72.4 million in the fiscal year ended June 30, 2004. This increase was due to: (i) a 2.5% increase in leases and services costs resulting mainly from higher costs derived from car-parking of Ps. 0.9 million, increases in the number of personnel and an increase in security and cleaning costs, and to a lesser extent, because of (a) an increased depreciation charge of Ps. 0.6 million, (b) an increase in maintenance and repair costs of Ps. 0.2 million, that enable IRSA to make changes to the areas to be leased, and (c) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to IRSA’s tenants; and (ii) a 43.6% increase in costs from the credit card operation, due to the expansion that took place during the year, which included increasing personnel in the customer and store service departments and adapting the telephone assistance centers to new customer volumes.

Hotels. Costs from hotel operations increased by 27.7%, from Ps. 31.4 million during the fiscal year ended June 30, 2003 to Ps. 40.0 million during the fiscal year ended June 30, 2004, primarily due to an increase of Ps. 2.8 million in salaries due to an increase in the staff of the hotels; (ii) an increase of Ps. 2.8 million in maintenance expenses and (iii) an increase of Ps. 1.5 million in direct costs such as food and beverages. Costs of hotels are primarily composed of depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment increased from 54.3% during the fiscal year ended June 30, 2003 to 56.2% during the fiscal year ended June 30, 2004.

Financial operations and Others. Costs from Financial operations and others segment increased by 36.2% from Ps. 0.6 for the fiscal year ended June 30, 2003 to Ps. 0.8 million for the fiscal year ended June 30, 2004. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, gross profit increased by 38.6%, from Ps. 81.8 million during the fiscal year ended June 30, 2003 to Ps 113.4 million during the fiscal year ended June 30, 2004.

Selling Expenses

Selling expenses decreased by 23.0%, from Ps. 28.6 million during the fiscal year ended June 30, 2003 to Ps. 22.0 million during the fiscal year ended June 30, 2004, primarily due to the net effect of (i) a decrease in selling expenses in Development and Sale of Properties and Offices and other Non-shopping center leased properties of Ps. 0.1 million and (ii) a decrease in selling expenses of Shopping Centers and Hotels of Ps. 6.5 million. Selling expenses as a percentage of revenues decreased from 12.1% during the fiscal year ended June 30, 2003, to 8.4% during the fiscal year ended June 30, 2004.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased by 1.6%, from Ps. 4.0 million during the fiscal year ended June 30, 2003 to Ps. 4.0 million during the fiscal year ended June 30, 2004, due to the decrease in sales during this fiscal year, which generated less direct selling expenses. The main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, advertising and gross sales tax.

Offices and other Non-shopping center leased properties. Selling expenses relating to Offices and other Non-shopping center leased properties decreased by 32.5%, from Ps. 0.1 million during the fiscal year ended June 30, 2003 to Ps. 0.05 million during the fiscal year ended June 30, 2004.

Shopping Centers. Selling expenses relating to Shopping Centers decreased by 44.1%, from Ps. 17.6 million during the fiscal year ended June 30, 2003 to Ps. 9.8 million during the fiscal year ended June 30, 2004. This decrease was mainly due to a 73.2% decrease in the allowance for doubtful accounts, from Ps. 5.6 million during fiscal year 2003 to 1.5 million during fiscal year 2004, as a consequence of the improvement during the year in the collection activities carried out by IRSA’s shopping centers which was partly offset by (i) a 36% increase in gross sales tax, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 6.0 million during 2004, due to a similar increase in IRSA’s revenues, (ii) a 106.8% increase in advertising expenses, from Ps. 1.3 million in fiscal year 2003 to Ps. 2.6 million in fiscal year 2004, and (iii) an 80 % increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.2 million during fiscal year 2004.

Hotels. Selling expenses relating to Hotel operations increased by 18.8%, from Ps. 6.9 million during fiscal year 2003 to Ps. 8.2 million during fiscal year 2004, mainly due to an increase in advertising expenses and an increase in the gross sales tax as a consequence of an increase in revenues.

Administrative Expenses

Administrative expenses increased by 11.2%, from Ps. 45.2 million during the fiscal year 2003 to Ps. 50.2 million during the fiscal year 2004, due to an increase in administrative expenses relating to all IRSA’s business units due to (i) an increase of Ps. 2.8 million in salaries and (ii) an increase of Ps. 1.5 million in fees and payments for services, except for Offices and other Non-shopping center leased properties which showed a slight decrease. The main components of administrative expenses are salaries, social security, fees, compensation for services, depreciation and amortization.

Development and Sale of Properties. The administrative expenses from Development and Sale of Properties increased by 9.5%, from Ps. 6.1 million during the fiscal year ended June 30, 2003 to Ps. 6.7 million for the fiscal year ended June 30, 2004. This variation was primarily due to (i) a Ps. 1.0 million increase in salary, social security, and depreciation, and (ii) a Ps. 0.4. million decrease in Directors’ fees. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 12.9% during the fiscal year ended June 30, 2003 to 21.5% during the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Administrative expenses from Offices and other Non-shopping center leased properties decreased by 1.8%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 4.3 million during the fiscal year ended June 30, 2004. This decrease of Ps. 0.1 million was due to (i) Ps. 1.1 million increase in salary; (ii) a Ps. 0.5 million decrease in Directors’ fees and (iii) a Ps. 0.5 million decrease in fees allocated to this segment.

Shopping Centers. Administrative expenses of Shopping Centers increased by 10.5%, from Ps. 21.4 million during the fiscal year ended June 30, 2003 to Ps. 23.6 million during the fiscal year ended June 30, 2004, primarily due to increases in salary, bonuses, social security contributions, fees and payments for services and taxes.

Hotels. Administrative expenses of Hotels increased by 17.2%, from Ps. 13.3 million for the fiscal year ended June 30, 2003 to Ps. 15.6 million during the fiscal year ended June 30, 2004, primarily due to the Ps. 1.2 million increase attributable to Hotel Llao Llao as a result of the increase in taxes, services and salaries, and the Ps. 0.9 million increase attributable to Sheraton Libertador, as a result of the increase in fees and services. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 23.1% during the fiscal year ended June 30, 2003 to 21.9% during the fiscal year ended June 30, 2004.

Gain on Purchasers’ Rescissions of Sales Contracts

This line showed a 100% decrease from Ps. 0.009 million during fiscal year 2003 to zero during fiscal year 2004. The 2003 gain relates to the rescission of Torres de Abasto sales contracts.

Gain (Loss) in Credit Card Trust

The results of IRSA’s participation in the Credit Card Trusts increased, from a loss of Ps. 4.1 million during fiscal year 2003 to a gain of Ps. 0.3 million during fiscal year 2004.

Gain from Operations and Holdings of Real Estate Assets, net

Gain from Operations and Holdings of Real Estate Assets, net, increased by Ps. 41.6 million, from Ps. 21.5 million for the fiscal year ended June 30, 2003 to Ps. 63.1 million for the fiscal year ended June 30, 2004. The increase was mainly due to the net impact of (i) the Ps. 64.3 million gain attributed to the net recovery of the allowance for the impairment of real estate during fiscal year 2004 in comparison to the Ps. 11.4 million gain recorded in fiscal year 2003 and (ii) the non-recurring gain on the sale of stock in Valle de Las Leñas of Ps. 10.0 million

Operating Income

As a result of the foregoing, Operating Income increased from Ps. 25.5 million during the fiscal year ended June 30, 2003 to Ps. 104.6 million during fiscal year 2004.

Development and Sale of Properties. Operating results from Development and Sale of Properties decreased by 72.9%, from a profit of Ps. 2.9 million during the fiscal year ended June 30, 2003 to a profit of Ps. 0.7 million for the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Operating results from Offices and other Non-shopping center leased properties increased from a profit of Ps. 2.3 million during the fiscal year ended June 30, 2003 to a profit of Ps. 30.2 million for fiscal year 2004.

Shopping Centers. Operating results from Shopping Centers increased from a profit of Ps. 14.2 million during fiscal year 2003 to a profit of Ps. 63.4 million during fiscal year 2004.

Hotels. Operating results from Hotels increased 64.2%, from a profit of Ps. 6.1 million during fiscal year 2003 to a profit of Ps. 10.2 million during fiscal year 2004.

Financial operations and Others. Operating income from Financial operations and Others segment increased from a gain of Ps. 0.04 million for the year ended June 30, 2003 to a gain of Ps. 0.06 million for the fiscal year ended June 30, 2004.

Amortization of Goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA subsidiaries: SAPSA, Fibesa and Tarshop S.A., and (ii) the amortization of the negative goodwill from the purchase of stock in APSA during the current fiscal year. The amortization of goodwill decreased by 56.2%, from a loss of Ps. 6.6 million during fiscal year 2003 to a loss of Ps. 2.9 million during fiscal year 2004 due to the positive amortization of negative goodwill mentioned before.

Financial Results, net

Financial results, net decreased by Ps. 303.7 million, from a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003 to a gain of Ps. 11.6 million during the fiscal year ended June 30, 2004. This variation was due to (i) a Ps. 201.7 million decrease in exchange differences with regard to the previous year, owing to the depreciation of the Peso against the U.S. Dollar from 2.80 in 2003 to 2.958 in 2004, (ii) the Ps. 39.1 million loss on the financing of assets compared to the previous year, mainly due to the drop in the results generated by APSA and as a result of exchange differences and derivatives as caused by the 5.6 % depreciation of the Peso with respect to the Dollar (in 2003 the value of the currency had a reverse behavior, appreciating by 26%). This depreciation negatively affected the value of the interest rate swap; (iii) the drop in the discounts obtained during fiscal year 2004, which amounted to Ps. 7.2 million, on the purchase of loans with HSBC abroad, compared with the previous year in which the discounts obtained had amounted to Ps. 36.9 million through the prepayment of the debt to GSEM for approximately Ps. 26.0 million and from the accounting measurement as of June 30, 2004 of the debt to HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to Argentine GAAP; (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to IRSA’s liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) a Ps. 5.0 million decrease in financing expenses resulting from the repurchase of the loans with HSBC banks and the conversions made by holders of IRSA’s Convertible Notes.

Equity (Loss) Gain from Related Companies

The net results derived from affiliated companies increased by Ps. 41.4 million, from a loss of Ps. 14.7 million during the fiscal year ended June 30, 2003 to a gain of Ps. 26.7 million during the fiscal year ended June 30, 2004. This increase was mainly due to (i) the gain of Ps. 30.1 million recorded in the fiscal year 2004 as a result of the change in the valuation criterion applied to Banco Hipotecario from net realization value to proportional equity value, and (ii) a lower loss of Ps. 11.0 million from IRSA’s investments in Alto Palermo, Pérez Cuesta and E-Commerce Latina, which decreased from a Ps. 12.1 million loss during fiscal year 2003 to a Ps. 1.1 million loss during fiscal year 2004.

Other Expenses, net

Other Expenses, net increased Ps. 12.7 million, from a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003 to a loss of Ps. 13.6 million during the fiscal year ended June 30, 2004, primarily due to the net fluctuation generated by (i) the non-recurrence of the Ps. 13.0 million gain recorded in 2003 from the repurchase of APSA Notes and Senior Notes in the open market; (ii) the loss related to tax on personal assets of shareholders recorded in 2004 of Ps. 4.1 million (this tax regime did not exist in 2003); (iii) a lower charge of donations of Ps. 3.2 million as compared to fiscal year 2003; (iv) a non-recurring loss of Ps. 2.1 million related to gross sales tax recorded in fiscal year 2004, and (v) a decrease in the charge for contingencies of Ps. 2.3 million as compared to fiscal year 2003.

Income before Minority Interest and Taxes

As a result of the foregoing, Income before Minority Interest and Taxes decreased from Ps. 318.6 million during the fiscal year ended June 30, 2003 to Ps. 126.4 million during fiscal year 2004.

Minority Interest

Minority Interest decreased by 64%, from a Ps. 35.7 million loss during fiscal year 2003 to a Ps. 12.8 million loss during fiscal year 2004, mainly due to (i) the reduction in IRSA’s minority interest in Alto Palermo and the interests held by Alto Palermo in its subsidiaries, which decreased from a Ps. 35.2 million loss during the fiscal year ended June 30, 2003 to a Ps. 9.2 million loss during the year ended June 30, 2004 and (ii) the reduction in IRSA’s minority interests in Palermo Invest, which decreased from a Ps. 3.7 million gain during fiscal year 2003 to a Ps. 0.8 million loss during fiscal year 2004.

Income Tax and Asset Tax

Income Tax and Asset Tax decreased by Ps. 29.2 million, from a Ps. 3.5 million benefit during the fiscal year ended June 30, 2003, to a Ps. 25.7 million expense during the fiscal year ended June 30, 2004. The Ps. 29.2 million change was mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented an expense of Ps. 52.6 million, from a Ps. 48.9 million benefit corresponding to fiscal year 2003 to a Ps. 3.7 million expense during fiscal year 2004 (ii) the Ps. 30.5 million variation in the income tax charge for Alto Palermo, from a Ps. 46.8 million expense during the fiscal year ended June 30, 2003 to a Ps. 16.2 million expense during the fiscal year ended June 30, 2004 and (iii) the Ps. 4.3 million (expense) variation in the income tax charge for Llao Llao Resort S.A. between both fiscal years. The effective tax rates for fiscal years 2004 and 2003 were 20% and 1%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductibe amortization and depreciation charges originated by inflation accounting and the inventories´ costs considering that it have been adjusted by inflation in accordance with accounting principles. IRSA record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. IRSA has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Net income for the year

As a result of the foregoing, net income for the year decreased from a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003, to a profit of Ps. 87.9 million during the fiscal year ended June 30, 2004.

IRSA’s Liquidity and Capital Resources

IRSA’s liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30 2005, IRSA had a working capital of Ps. 78.8 million. At the same date, IRSA had cash and cash equivalents totaling Ps. 142.6 million, an increase of 16.0 % from Ps. 122.9 million of cash and cash equivalents held as of June 30, 2004.

IRSA’s operating activities resulted in net cash inflows of Ps. 93.5 million, Ps. 74.7 million and Ps. 93.9 million for fiscal years 2005, 2004 and 2003, respectively. The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps. 127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps. 12.0 million, and an increase in trade accounts payable of Ps. 21.0 million, partially offset by an increase in mortgages and leases receivables for Ps. 49.2 million and a decrease in other liabilities of Ps. 17.7 million. The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps. 90.6 million and an increase in trade accounts payable of Ps. 14.4 million, partially offset by a decrease in other liabilities of Ps. 24.6 million. The operating cash inflows for fiscal year 2003 primarily resulted from operating gains of Ps. 16.4 million, an increase in accrued interest of Ps. 56.5 million and a decrease in inventories of Ps. 35.3 million, partially offset by an increase in mortgages and leases’ receivables of Ps. 9.2 million.

IRSA’s investing activities resulted in net cash outflows of Ps. 126.7 million, Ps. 97.2 million and Ps. 40.6 million for fiscal years 2005, 2004 and 2003, respectively. In fiscal year 2005 IRSA made investments in fixed assets of Ps. 79.3 million, primarily as a result of (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps. 50.9 million, and (ii) the parcial payment for the acquisition of Bouchard 710 building for Ps. 20.4 million. In fiscal year 2005 IRSA invested Ps. 35.0 million in the acquisition of additional shares and convertible notes of APSA and in the partial payment for the acquisition of the additional 49.9% of Mendoza Plaza Shopping. IRSA also made a payment of US$ 4 million (Ps. 11.7 million) in connection with a contract entered into with CSFB in June 2005, pursuant to which IRSA is committed to acquire in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10.0 million. In fiscal year 2004 IRSA made a net investment of Ps. 70.3 million in shares of Banco Hipotecario and IRSA also invested in fixed assets for Ps. 26.4 million primarily in connection with the development of Alto Rosario Shopping. In fiscal year 2003 IRSA made investments in its subsidiaries for Ps. 31.7 million (primarily in APSA) and in fixed assets for Ps. 10.8 million.

IRSA’s financing activities resulted in net cash inflows (outflows) of Ps. 52.9 million, Ps. (47.6) million and Ps. 109.4 million for fiscal years 2005, 2004 and 2003, respectively. IRSA’s net cash provided by financing activities for fiscal year 2005 was due to the issuance of common stock as a result of the exercise of warrants of Ps. 105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps. 117.2 million and proceeds from the settlement of the swap agreement for Ps. 15.8 million, partially offset by the payment of short-term and long-term debt for Ps. 167.3 million, the payment of dividends by IRSA’s subsidiaries to minority shareholders totaling Ps. 10.3 million, the settlement of debt owed to minority shareholders for Ps. 2.5 million and the payment of Ps. 5.8 million to CSFB as guarantee of the debt owed by IRSA’s subsidiary Hoteles Argentinos S.A.. IRSA’s cash used in financing activities for fiscal year 2004 was primarily due to the payment of short-term and long-term debt, and seller financing totaling Ps. 67.8 million and the payment of dividends by its subsidiaries to minority shareholders of Ps. 4.9 million, partially offset by the proceeds from the issuance of common stock as a result of the exercise of warrants for Ps. 24.8 million. IRSA’s net cash provided by financing activities for fiscal year 2003 was primarily due to the proceeds from issuance of short-term and long-term debt of Ps. 397.3 million, partially offset by the payment of short-term and long-term debt, seller financing and mortgages payable totaling Ps. 281.7 million.

IRSA believes its assets have potential for growth. IRSA’s level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to its Convertible Notes, place us in a good position to finance new projects and seek expansion opportunities.

IRSA’s indebtedness

IRSA’s total outstanding debt as of June 30, 2005, amounted to Ps. 483.7 million, as compared to the Ps. 603.9 million as of June 30, 2004. This decrease is attributed to the conversion of IRSA’s and APSA’s Convertible Notes for US$ 29.0 million and US$ 1.8 million respectively and to several debt buybacks and reductions conducted during the year, as described below.

Pursuant to Decree No. 214/02, part of IRSA’s indebtedness was “pesified,” although a large portion, governed by foreign laws, continued to be U.S. Dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

On May 24, 2000, IRSA entered into a US$ 80.0 million Syndicated Loan Agreement (the “Syndicated Loan Agreement”) arranged by Bank Boston N.A. Loans under this Syndicated Loan Agreement bear interest at three-month LIBOR plus a margin of 500 basis points.

Amounts owing under the Syndicated Loan Agreement were payable in U.S. Dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, IRSA could not make the scheduled payment on that date. As explained below, IRSA renegotiated this Syndicated Loan Agreement under new conditions.

On December 18, 2000, IRSA issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. IRSA’s Class 2 Floating Rate Notes matured in December 2001, and IRSA was unable to pay the principal then due. As a result of such non-payment, in December 2001, IRSA entered into negotiations with the holders of its Class 2 Floating Rate Notes and on February 8, 2002, IRSA agreed with its holders to replace the Class 2 floating interest rate for an annual fixed interest rate of 12%. Pursuant to a new deferral, granted on October 31, 2002, the principal of and interest on IRSA’s Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. IRSA also agreed with its holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, IRSA had repurchased from Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

On November 15, 2002, IRSA signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were exchanged for Convertible Notes at a rate of 8% and maturing in the year 2007;

•	US$ 37.4 million in Series 03 Secured Notes due 2009 with a 90-day LIBOR plus 200 base points and maturing in the year 2009. These notes are secured by a first mortgage drawn out on some of IRSA’s properties for an amount equivalent to 50% of the debt; and

•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

The offer of Convertible Notes into ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each note may be converted into 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, and to finance IRSA’s working capital and for other general corporate purposes.

Due to the distribution of 4,587,285 treasury shares, IRSA has adjusted the conversion price of its Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During fiscal years 2003, 2004 and 2005, certain holders of IRSA’s Convertible Notes for a total amount of US$ 41.5 million exercised their conversion rights and, as a result, IRSA issued 12,531 shares, 23,734,388 shares and 52,448,952 shares of common stock, respectively. At June 30, 2005 the outstanding balance of IRSA’s Convertible Notes amounted to US$ 58.5 million. Subsequent to 2005 fiscal year-end, IRSA issued 2,738,039 shares as a result of the conversion of US$ 1,492,234 of its Convertible Notes. As of November 30, 2005 the outstanding balance of IRSA’s Convertible Notes amounts to US$ 57.0 million.

In addition, during fiscal years 2004 and 2005, IRSA issued 13.1 million shares and 56.0 million shares of common stock in exchange for US$ 8.5 million and US$ 36.6 million in cash, respectively, as a result of the exercise of warrants. At November 30, 2005 the number of outstanding warrants amounts to 57.8 million.

On December 4, 2002, IRSA paid off its debt with GSEM/AP Holdings, L.P. (“Goldman Sachs”) which amounted to US$ 16.3 million including the principal and accrued interest, with a total payment of US$ 11.1 million.

On July 25, 2003, IRSA made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

On March 17, 2004 IRSA repurchased from HSBC Bank London Plc. US$ 12 million under the US$ 51 million Unsecured Loan Agreement, maturing in November 2009. The transaction value totaled US$ 8.6 million, was at a discount of 28%, and resulted in a US$ 3.4 million discount.

On October 24, 2005, IRSA issued an offer for repurchasing its debt for up to 85% of IRSA’s outstanding nominal amount. The offer is addressed to all the holders of IRSA’s Series 03 Secured Notes and Syndicated Loan. The deadline for effective payment was November 21, 2005, but none of the holders accepted IRSA’s repurchasing offer.

In January 2001, IRSA’s subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. Subsequently, Bank Boston N.A sold this loan to Marathon Master Fund Ltd. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, IRSA’s wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

On March 23, 2005 Ritelco S.A. sold to CSFB the loan agreement for US$ 8 million in cash and IRSA entered into an agreement with CSFB pursuant to which, among other things, IRSA guarantees the payment of the debt owed by Hoteles Argentinos S.A. once the debt is restructured and in the event of non-compliance IRSA shall repurchase the loan agreement for US$ 8.0 million. As guarantee for this transaction, IRSA made a payment of US$ 2.0 million to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in IRSA’s consolidated balance sheet. In connection with the restructuring process being carrying out, Hoteles Argentinos S.A. must present a restructuring plan of the collateralized loan prior to March 15, 2006. The debt owed by Hoteles Argentinos S.A. has been valued at US$ 8.0 million in IRSA’s consolidated balance sheet.

On June 2, 2005 IRSA entered into an agreement with CSFB pursuant to which IRSA is committed to acquire from CSFB in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10.0 million. IRSA made a payment of US$ 4 million in connection with this contract. The loan has a nominal value of US$ 12.8 million and CSFB is actually the creditor.

On June 16, 2005 IRSA entered into an interest rate swap agreement with Deutsche Bank AG maturing in November 2009 to effectively convert its Uncollateralized Loan Agreement and Floating Rate Notes to fixed rate debt. The Uncollateralized Loan Agreement and the Floating Rate Notes accrue interest at LIBOR plus 2%. Pursuant to this agreement, IRSA will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. As a result of this agreement, IRSA had fixed the interest rate of the Uncollateralized Loan Agreement and the Floating Rate Notes at 6.27%. However, on October 24, 2005 IRSA canceled the swap agreement, receiving US$ 0.4 million representing the fair market value of the swap at the termination date.

Complying with the payment schedule established in the Standard Agreement entered into in November 2002, during the current year the capital installments of the financial debt started to be paid.

With respect to Floating Rate Notes for US$ 37.4 million and the Unsecured Loan Agreement, two capital installments for US$ 0.93 million and US$ 0.58 million respectively each, were paid in February and May, 2005.

The following table sets forth IRSA’s outstanding debt as of June 30, 2005 (excluding APSA):

IRSA Debt	Ps. (million)(1)	Principal (US$ MM)		Interest Rate	Maturity
Unsecured Loan Agreement	63.2	21.9	(2)	LIBOR + 200 bps	November 2009
Series 03 Secured Notes due 2009	102.5	35.5	(2)	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	23.1	8.0		LIBOR + 500 bps	June 2013
Total Debt	188.8	65.4
ONC	168.9	58.5		8%	November 2007

(1)	Accrued interest is not included.
(2)	As required by RT 17 for an exchange of debt with substantially different terms, IRSA originally recorded the issuance of these debts on a discounted basis considering an 8% market interest rate. At June 30, 2005 and for accounting purposes, the carrying value of these debts is as follows: Unsecured Loan Agreement US$ 19.1 million and Floating Rate Notes US$ 31.1 million.

APSA’s Indebtedness

On January 18, 2001, APSA issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which APSA issued together with APSA’s wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. The proceeds from the issuance of the Senior Notes were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). In addition, a fixed interest rate between 6% and 8% was established by the Argentine Central Bank for debts converted to pesos. By June 30, 2005 APSA had fully paid the Senior Notes. During fiscal years 2001, 2002, 2003, 2004 and 2005 APSA repurchased and/or made principal payments at their maturity amounting to Ps. 2.5 million, Ps. 11.3 million, Ps. 85.4 million, Ps. 3.3 million and Ps. 17.5 million, respectively. The Senior Notes were collateralized by a pledge on the shares of APSA’s subsidiary SAPSA and included various restrictive covenants, which among other things required APSA to maintain certain financial ratios.

On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Proceeds from this issuance were used to repay outstanding bridge financing. The Notes included various restrictive covenants, which among other things required APSA to maintain certain financial ratios. During the years ended June 30, 2001, 2002, 2003 and 2005, APSA redeemed Ps. 18.1 million, Ps. 15.5 million, Ps. 1.8 million and Ps. 1.2 million of the Notes, respectively, at different prices below par plus accrued interest. On April 7, 2005 APSA paid the balance of the Notes amounting to Ps. 48.4 million.

In order to cancel the balance of the Notes, on April 5, 2005 APSA tookout a syndicated loan for Ps. 50 million with Banco Rio de la Plata and Bank Boston N.A. This loan will be amortized in four equal and consecutive semiannual installments of Ps. 12.5 million beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require us to maintain certain financial ratios. As of June 30, 2005 APSA amply met APSA’s financial covenants. On July 5, 2005 APSA paid the first interest installment of this loan.

In connection with the issuance of the Notes, APSA entered into an interest rate swap agreement with Morgan Guaranty Trust to reduce the related financing costs of the Notes. Pursuant to this agreement APSA had converted APSA’s peso-denominated fixed-rate debt (Notes) to peso-denominated floating-rate debt. This swap agreement initially allowed APSA to reduce the net cost of APSA’s debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment in Argentina. Under the terms of the revised agreement, APSA converted APSA’s peso-denominated fixed rate debt (Notes) to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. As a result of the devaluation of the Argentine peso, APSA recorded net losses totalling US$ 45.0 million in connection with the swap agreement. On April 1, 2005, the swap agreement became due and as a result APSA collected US$ 5.5 million in cash (including US$ 0.5 million of interest on the collateral deposit). This amount represents the net amount of the collateral deposit (including interest) and the amount payable for the swap agreement at its maturity.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 APSA’s debt with IRSA and Parque Arauco under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively. In addition, between May and July 2002, IRSA and Parque Arauco granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel APSA’s short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment. On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with IRSA and Parque Arauco in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 15.5 million Senior Notes with IRSA and other of Ps. 7.8 million Senior Notes with Parque Arauco. On November 5, 2004, APSA agreed to repurchase on January 7, 2005 the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco, respectively. The amounts APSA owed under the loans which were granted to APSA from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to partially subscribe APSA’s offering of US$ 50.0 million Convertible Notes on August 20, 2002 (the “Convertible Notes”). IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA’s Convertible Notes.

On August 20, 2002 APSA issued US$ 50 million of uncollateralized Convertible Notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities with APSA’s shareholders. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent and the offer was subscribed in full. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares. During fiscal years 2005 and 2004, holders of approximately US$ 2.72 million of APSA’s Convertible Notes exercised their conversion rights and, as a result, APSA issued 52,741,380 and 22,852,510 common shares, respectively. By November 30, 2005 the outstanding balance of APSA’s Convertible Notes amounted to US$ 47.3 million. In the event all the bondholders exercise their conversion rights, APSA’s common shares would increase from 780.4 million (Ps. 78.0 million) to 2,239.7 million (Ps. 224.0 million).

On September 29, 2004, APSA entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on

September 29, 2005. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

•	Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the above mentioned credit facilities to APSA in exchange for US$ 8.5 million (Ps. 24.8 million).

•	Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 APSA transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by APSA.

APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of this annual report, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased APSA’s ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

On March 4, 2005 Deutsche Bank S.A. granted APSA an US$ 11 million loan, of which US$ 5 million were repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. Proceeds from this loan were used to settle the debt owed by Mendoza Plaza Shopping as a result of the exercise of the put option with Banco de Chile and the call option with HSBC.

The following table shows APSA’s significant outstanding debt as of June 30, 2005 (accrued interest not included):

	Ps. (million)	U.S.$(2) (million)	Interest Rate	Maturity
Deutsche Bank Loan	17.3	6.0	Libor + 3.25%	August 2006
Syndicated Loan	50.0	17.3	7.875%(1)	April 2007
Subtotal	67.3	23.3
Convertible Notes	136.5	47.3	10%	July 2006
Total Debt	203.8	70.7

(1)	Adjusted Encuesta Rate plus 3% for the second year
(2)	Solely for the convenience of the reader, APSA have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2005 which was Ps. 2.887 per US$1.0. APSA make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

IRSA’s Capital Expenditures

During the fiscal year ended June 30, 2005 IRSA had capital expenditures of Ps. 114.9 million. IRSA made investments in fixed assets of Ps. 79.3 million primarily in shopping centers of. Ps. 50.9 million and for the acquisition of Bouchard 710 of Ps. 20.4 million. IRSA also made investments in its subsidiaries of Ps. 4.2 million for the acquisition of Perez Cuesta S.A. and Ps. 30.8 million for the increase in our ownership interest in APSA. IRSA also invested Ps. 0.7 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2004 IRSA had capital expenditures of. Ps. 97.2 million. IRSA made a net investment of Ps. 70.3 million through the purchase of shares and options of Banco Hipotecario. IRSA also made investments of Ps. 26.4 million in fixed assets primarily in APSA of Ps. 21.7 million and in the Llao Llao Hotel of Ps. 3.3 million. IRSA also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 IRSA had capital expenditures of Ps. 42.7 million. IRSA made investments in its subsidiaries of Ps. 31.7 million primarily in APSA. IRSA also made investments in fixed assets of Ps. 10.8 million primarily in the shopping center and hotel segments. In addition, IRSA made investments in undeveloped parcels of land of Ps. 0.2 million.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps. 11.2 million, Ps. 8.1 million and Ps. 1.9 million for the fiscal years 2005, 2004 and 2003 respectively. Total technology investments aimed at increasing the productivity of purchased land amounted to Ps. 81.7 million from fiscal year 1995. The main investments in Research and development during fiscal year 2005 corresponds to wiring and water supply, plants and machinery for irrigation and milk production, and, finally, prairies.

The objectives within this area are reached through the implementation of national and international technological development projects focusing mainly on:

•	Quality and productivity improvement.

•	Increase in land appreciation value through the development of marginal areas.

•	Increase in the quality of food in order to achieve global food safety standards. We aim to implement and perform according to official and private quality protocols that allow us to comply with the requirements of our present and future clients. Regarding official regulations, in 2003 we implemented the Servicio Nacional de Sanidad y Calidad Agroalimentaria law on animal identification for livestock in six farms. Simultaneously, in 2004 we implemented EurepGap Protocols with the objective of complying with european union food safety standards and as a mean for continuous improvement of the internal management and system production of our farms. Our challenge is to achieve global quality standards.

We do not have any patents or licenses that are material for conducting our business.

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

The following table shows the breakdown of the amount of hectares owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2003(1)		2004(1)		2005(1)
	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased
Crops	10,010	13,628	13,351	9,766	19,994	16,299
Cattle	135,257	—	125,598	—	126,879	—
Milk	820	—	820	—	1,583	—

(1)	Does not include the production of Agro-Uranga S.A.
(2)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

During fiscal year 2005 a total of 16,299 hectares were leased for agricultural activities, most of them at a fixed price prior to harvest. Only a small percentage of the lease agreements contained prices tied to the percentage of production.

Given the increase in land prices, we decided not to lease lands where projected yields significantly decreased, and only leased lands at prices we deemed appropriate to obtain profitable margins. For the 2005/06-season lease contracts were signed for 15,116 hectares of land.

Sales of crops increased by 15.1%, from Ps. 26.8 million in fiscal year 2004 to Ps. 30.9 million in fiscal year 2005. The 36.8% increase in the volume of sales, from 64,398 tons up to 88,123 tons, was partially offset by a 15.9% decrease in unit price in fiscal year 2005 compared to the price for fiscal year 2004. Average price per ton sold was Ps. 351 compared to Ps. 417 in the prior fiscal year. The production of crops increased by 100.8%, from 74,612 tons in fiscal year 2004 to 149,785 tons in fiscal year 2005 (the production of wheat, sunflower, corn and soybean increased by 42.0%, 62.3%, 111.1% and 138.4% respectively). The total sown surface area increased from 23,117 hectares in fiscal year 2004 to 36,293 hectares in fiscal year 2005. The leased sown surface area increased from 9,766 hectares in fiscal year 2004 to 16,299 hectares in fiscal year 2005 and the Company’s own sown surface area increased from 13,351 hectares in fiscal year 2004 to 19,994 hectares in fiscal year 2005.

The cost of sales of crops increased from Ps. 15.4 million in fiscal year 2004 to Ps. 21.3 million in fiscal year 2005. This rise is attributable mainly to a larger sales volume coupled with a decline in commodities prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2005. The cost of crop sales as a percentage of overall sales increased by 57.4% in fiscal year 2004 to 69.0% in fiscal year 2005.

Beef cattle sales increased 32.8%, from Ps. 27.7 million in fiscal year 2004 to Ps. 36.8 million in fiscal year 2005. The 20.8% increase in the volume of sales was accompanied by a 10.0% increase in the price per ton sold. The sales volume increased from 14,725 tons to 17,783 tons, while the sales price increased from Ps. 1.88 per kilogram in fiscal year 2004 to Ps. 2.07 per kilogram in fiscal year 2005. Average cattle stock increased from 93,386 heads in fiscal year 2004 to 96,231 in fiscal year 2005 and the total production of beef cattle decreased by 6.3%, from 11,370 tons in fiscal year 2004 to 10,657 tons in fiscal year 2005. This decline was caused by the drought that affected the supply of grazing land where we produce meat at a lower price, and was partially offset by a higher number of cattle heads finished in feed lots. The number of owned hectares used in the production of beef cattle increased from 125,598 hectares in fiscal year 2004 to 126,879 hectares in fiscal year 2005. This increase was caused by the incorporation of cattle raising hectares to the Los Pozos farmlands, partially offset by a shift of hectares used in cattle raising to agricultural production in La Esmeralda.

Cost of sales for beef cattle increased 55.7% from Ps.21.1 million in fiscal year 2004 to Ps. 32.8 million in fiscal year 2005. This increase mainly corresponds to a larger volume of meat sales, to the impact of a higher quantity of beef cattle finished in the feed lot as a consequence of the drought that affected cattle raising areas in the country and to a lower stock at the end of the fiscal year, offset to a smaller extent by higher average cattle prices during this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 76.0% in fiscal year 2004 to 89.1% in fiscal year 2005. The cost for each ton sold also increased from Ps. 1,432 in fiscal year 2004 to Ps. 1,846 in fiscal year 2005 for the same reasons.

Sales of milk increased 8.5%, from Ps. 3.2 million in fiscal year 2004 to Ps. 3.5 million in fiscal year 2005 mainly due to a 8.6% rise in production volume, from 6.7 million liters in fiscal year 2004 to 7.3 million liters in fiscal year 2005, thanks to a change in the production system forced by a severe drought, and the incorporation of our new milk parlor in the farm El Tigre. Prices have remained steady at Ps. 474 per thousand liters of milk during both fiscal years. On March 1, 2005 we opened a large-scale milk parlor in the farm El Tigre equipped with cutting edge technology. We would thus increase production capacity by around 36,000 liters a day. We project this business to post higher yields than the agricultural business. The investment made in this business amounted to approximately US$ 1.0 million.

Cost of sales for milk increased by 60.2% from Ps. 1.3 million in fiscal year 2004 to Ps. 2.1 million in fiscal year 2005. This increase is attributable to the positive effect resulting from the reclassification of dairy cattle in the previous fiscal year, coupled with the negative impact of larger feeding costs due to the drought that took place during this fiscal year. Another factor that led, albeit to a smaller extent, to the rise in costs this year, was the increase in costs in the farm El Tigre as a result of larger expenditure incurred in the development of milk parlor technology which, due to its condition, has just generated revenue in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps. 194 in 2004 to Ps. 286 in 2005.

The following table presents data for different business segments:

	Total sales Year ended June 30,
	2003(1)		2004(1)		2005(1)
	(Ps. 000)%		(Ps. 000)%		(Ps. 000)%
Crops:
Wheat	5,965	7.5	5,613	8.1	4,708	6.0
Corn	16,368	20.6	6,177	8.9	7,813	10.0
Sunflower	3,139	3.9	1,885	2.7	1,519	1.9
Soybean	21,361	26.8	11,375	16.3	15,116	19.4
Other	3,334	4.2	1,788	2.6	1,737	2.2
Total crops	50,167	63.0	26,838	38.5	30,893	39.5

Beef-cattle	20,566	25.8	27,724	39.8	36,827	47.1
Milk	2,415	3.0	3,192	4.6	3,463	4.4
Feed lot	4,453	5.7	7,120	10.2	2,130	2.8
Other	1,985	2.5	4,779	6.9	4,860	6.2
Total Sales	79,586	100.0	69,653	100.0	78,173	100.0

(1)	Does not include the production of Agro-Uranga S.A.

	Sales volume Year ended June 30,
	2003(1)	2004(1)	2005(1)
Crops (tons):
Wheat	14,362	16,073	16,266
Corn	56,060	23,860	32,516
Sunflower	5,234	3,095	2,504
Soybean	40,660	19,089	29,509
Other	5,111	2,281	7,328
Total crops	121,426	64,398	88,123
Beef-cattle (tons)	11,171	14,725	17,783
Milk (thousand liters)	6,024	6,731	7,312

(1)	Does not include the production of Agro-Uranga S.A.

	Average selling price Year ended June 30,
	2003(1)	2004(1)	2005(1)
Price per ton:
Wheat	415	349	289
Corn	292	259	239
Sunflower	600	609	607
Soybean	525	596	512
Beef-cattle (per ton)	1,841	1,883	2,071
Milk (thousand liters)	401	474	474

	Gross Revenues & Margin(1) Year ended June 30,
	2003(1)		2004(1)		2005(1)
	(Ps. 000)	(%)	(Ps. 000)	(%)	(Ps. 000)	(%)
Crops	10,741	50.4	11,433	46.6	9,566	51.7
Beef-cattle	8,790	41.2	6,643	27.1	4,007	21.6
Milk	932	4.4	1,884	7.7	1,368	7.4
Feed lot	260	1.2	935	3.8	275	1.5
Other	598	2.8	3,655	14.8	3,299	17.8
Total	21,321	100.0	24,550	100.0	18,514	100.0

(1)	This table does not contemplate the gross sales tax on the different segments.

Product Prospects

Wheat

USDA’s projections for the 2005/06 farm season anticipate a lower world production volume, which would imply a reduction of 15 million tons from the record high of 625.6 million tons in the 2004/05 season. World consumption of wheat should increase to 618 million tons and would exceed production for the sixth year in a row. The International Cereal Council anticipates a decline of 4 million tons in worldwide wheat inventories, which should stand at 132 million tons for the 2005/06 season, mainly as a result of a drop in Chinese reserves. According to this Council, large availability is likely in many key exporters, including Europe and the Community of Independent States, which should contribute to maintain competitiveness in the world market in the 2005/06 season.

As far as Argentina is concerned, the USDA estimated that 12.1 million tons of wheat will be produced and 7 million tons exported in the 2005/06 season. Harvested wheat area for 2005/06 is forecasted at 4.90 million hectares, down 20 percent from last year. One of the main reasons for an overall decrease in harvested area from last year is a general shift from intended wheat hectares to first-crop soybeans and sunflower. The agricultural secretariat indicated that the main export destinations are the northern countries in Africa, with purchases for 2 million tons, while Brazil continues being the main export destination of Argentine wheat. Other countries that have started to import Argentine wheat include United Arab Emirates, Bangladesh, Sri Lanka, Indonesia and Kenya.

Corn

The USDA projects a world corn production of 671.9 million tons for 2005/06 season – just 5% below the all-time record of 708 million tons in the season 2004/05. Production should be lower than expected in United States, Argentina, China and the European Union. Given this decline in production, even if consumption does not increase as indicated by USDA, final corn inventories would drop by 30 million tons to 96 million tons, and the stock-consumption ratio would go down by 4% to 14%.

In terms of regional markets, we expect Brazilian corn production to recover and to stand at 42.5 million tons while the Argentine production is likely to decline to 17.3 million tons after hitting a record high of 19.5 million tons in the 2004/05 season. This decline is attributable to lack of humidity conditions necessary for this crop and adverse climate conditions. Export projections stand at 13 million tons.

Soybean

In the case of soybean, the USDA projects a global production of 221.5 million tons for the 2005/06 season. Even though consumption is projected to increase by 10 million tons to 213 million tons, a surplus is still expected and final stocks could increase again by 2005/06 after the 10 million ton rise experienced in the previous season.

In light of the conditions of soybean production in the United States by the end of July, production is expected to be 82.8 million tons in that country for 2005/06, down from the record 85.5 million tons achieved in the previous season.

At a regional level, the USDA has projected a production increase in Brazil of 58.5 million tons (51 million tons above the previous season), given a marginal increase in the sowed area. In Argentina, the soybean sowing area is expected to expand by 900,000 hectares to reach a new record of 15.2 million hectares, as wheat and corn sowing areas decline and farmlands are recovered in the northern region, where there was no sowing activity last year due to a severe drought. Production is thus projected to stand at 40.5 million tons- a rise of 1,500,000 tons on the previous season.

As far as domestic demand is concerned, exports and domestic industrialization are picking up pace above expectations, which reduces the supply available for the last months of the year.

Sunflower

For the season 2005/06 global production of seeds and oil is expected to recover. Despite good prospects, supply of both seeds and oil could still be tight given the low level of final stocks in the 2004/05 season.

At a local level, interest in this oilseed has increased as evidenced by the larger sowed area, due to higher seed and oil prices. Final production in 2004/05 stood at around 3.65 million tons, 15.5% up on the previous season. According to Oil World, prospects for Argentine production in 2005/06 are good: production is likely to reach 3.8 million tons. (the best of the last six years).

In the medium term, consumption of vegetable oils is expected to grow; added to this is the potential demand for oil to be used in biofuels. In this context, prospects for sunflower and soybean production are promising. In addition, milling capacity is expected to expand significantly.

Beef Cattle

By controlling the foot-and-mouth disease, the country has contributed to Argentina’s foreign trade. Moreover, the peso devaluation has contributed to beef cattle exports, which has led to the recovery and growth of the meat packing industry.

Restrictive measures were introduced by Secretary of Agriculture, Cattle Raising, Fishing and Food (“Secretaría de Agricultura, Ganadería, Pesca y Alimentos”) to control the import of animals, semen and embryo from the United Kingdom and ban the use of animal flour in feedstuff. These measures were introduced at an optimal time to respond to the problem caused by the Bovine Spongiform Encephalopathy in the international beef trade.

Cattle prices are increasing, both for farmers and consumers, after reaching the bottom level of December 2002 as a culmination of a year characterizedby the Foot-and-Mouth Disease epidemic. The rise in the price of cattle is due to a decrease in supply, the rise in exports and inflationary effects. Prices have recovered to the US$ 0.80 per kilogram, the market price prior to the devaluation.

Sector analysts are very optimistic about the growth of this sector, given the strengthening of the export market and a robust domestic demand that, even during the crisis, remained mostly inelastic to price increases. Given a stable domestic market, in which a drop in beef consumption per capita is offset by population growth, beef production should remain stable, and would only be subject to fluctuations caused by cattle raising cycles resulting from price increases and declines and the economic competitiveness of agricultural production overall. The stability of the domestic market may be adversely affected if the Argentine government decides to prevent any potential price increase by applying withholding taxes to cattle beef exports.

Milk

Primary milk production grew by 17.9% during 2004 as compared to the previous year, coming close to the all-time highs recorded in 1999. This trend continued during the first eight months of 2005, with a 4.3% rise in production compared with the same period last year. The recovery in total milk reception results from the expansion of the daily production per milk parlor, which largely offsets the decline in the number of milk parlors. Partial and provisional results for the month of September suggest growth will be similar to the rate in the first half of the year, since projections point to a year-on-year increase ranging between 8% and 10%.

Exports for 2004 were 68.4% above the previous year. In the first eight months of 2005, our country shipped 169,000 tons of dairy products, which represent revenues of nearly US$ 370 million. Compared to total exports for the previous year, such figures represent an increase of approximately 9.5% in volume and 21% in value. Even though powder milk still maintains the largest share of exports, cheeses are the most remarkable segment, with an outstanding expansion of 77% in terms of dollars.

Demand is likely to continue growing in the second half of 2005 in line with GDP, whereas domestic supply should grow seasonally but it will remain along the 2004 levels due to the increasing pressure coming from the export sector. This should allow sustained prices for diary products and resulting good prices to producers.

E. OFF-BALANCE SHEET ARRANGEMENT

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with the Company is a party that are not currently reflected on our balance sheet.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2005:

		Payments due by period (In million of Pesos)
Detail	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Short-term debt
Convertible Notes accrued interest	1.18	1.18	—	—	—
Management fee payable	8.24	8.24
Long-term debt
Convertible Notes	115.85	—	115.85	—	—
Principal
Total	125.27	9.42	115.85	—	—

G. SAFE HARBOR

This section is not applicable.

Item 6. Directors, Senior Management and employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of directors

We are managed by a board of directors, which consists of ten directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual regular meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on November 1, 2005 and on November 29, 2005 for terms expiring in the years 2006, 2007 and 2008, as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the board of directors	06/30/08	11/29/05	1994
Saúl Zang	12/30/1945	First vice- chairman of the board of directors	06/30/08	11/29/05	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman of the board of directors and CEO	06/30/07	10/22/04	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/07	10/22/04	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/06	10/31/03	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/06	10/31/03	2003
Susan Segal	10/09/1952	Director	06/30/07	10/22/04	2004
Fernando A. Elsztain	01/04/1961	Director	06/30/07	10/22/04	2004
Gary Gladstein	07/07/1944	Director	04/30/08	08/02/05	2005
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/07	10/22/04	2004
Salvador D. Bergel	04/17/1932	Alternate director	06/30/08	11/29/05	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/08	11/29/05	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/08	11/29/05	1999

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, APSA, Shopping Alto Palermo S.A., Consultores Asset Managament and Banco de Crédito & Securitización. He is also vice-chairman of Banco Hipotecario S.A. among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of APSA, Puerto Retiro and Fibesa; and director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of APSA and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires) and she holds a Masters Degree in Sciences with management expertise from Massachusetts Institute of Technology. She has also held offices in research and financial analysis areas in the private sector since 1987. She currently is the chairman of the board of directors of Banco Hipotecario S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of ERSA, Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario S.A., among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, brokerage and insurance firms and other companies related to financial services. He is also involved in many industrial, commercial and professional institutions and associations.

Susan L. Segal. Ms. Segal graduated from Sarah Lawrence College and holds an MBA degree from Columbia University. She was a founding partner of Inspiration Partners. Formerly she was a partner and Latin American group head at JPMorgan Partners/Chase Capital Partners and a senior managing director at Chemical/Chase Banks. Ms. Segal is currently chairman and chief executive officer of the Council of the Americas/Americas Society.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our director chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Gary S. Gladstein. Mr. Gladstein obtained a Bachelor’s degree in Business Administration, graduated from the University of Connecticut and holds a Master degree in Business Administration from Columbia University. He worked as operations manager for Soros Fund Management LLC and he is currently senior consultant for Soros Fund Management LLC. He is also a member of the board of directors of Mueller Industries, Jos A. Bank Clothiers and Emerging Inc.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and APSA.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of APSA.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associated member of Zang, Bergel & Viñes law firm until June 2002, when he joined Cresud’s lawyers.

Comisión Nacional de Valores proceedings

Proceeding initiated in July 2005

On July 22, 2005, the Comisión Nacional de Valores served formal notice to Banco Hipotecario, its board of directors, the members of its supervisory committee and its market relationship manager that the Comisión Nacional de Valores had initiated a proceeding (a “sumario”) against all each of them and Banco Hipotecario, in which it questioned the validity and amount of certain payments made in 2005 (in connection with the fiscal year 2004) to the members of its executive committee and to certain of its senior managers under Banco Hipotecario’s management compensation plan, as well as the publicity given to them. Banco Hipotecario’s management compensation plan was approved by Banco Hipotecario’s shareholders at the shareholders meetings held on April 28, 1999 and May 31, 2004.

The members of Banco Hipotecario’s executive committee voluntarily deposited the amount of fees received by them in escrow accounts maintained with Banco Hipotecario, pending the shareholders’ meeting specially called by its board of directors to specifically approve the objected payments, and filed (as Banco Hipotecario and the other charged parties did) their defenses before the Comisión Nacional de Valores.

At the shareholders meeting held on August 31, 2005, 97.89% of our capital stock was represented and voted. The compensation payments that were the subject matter of the sumario presented by the Comisión Nacional de Valores and, in particular, the amounts of Ps.2.8 million paid in respect of profit sharing and Ps.17.5 million paid in respect of stock appreciation rights, accrued during the course of the fiscal year ended December 31, 2004, were approved at the shareholders meeting by the favorable vote of a majority of the shares present. The Argentine government, in its capacity as shareholder, voted against the approval of these compensation payments.

On September 30, 2005, the Comisión Nacional de Valores issued Resolution No. 15,205, whereby it imposed on Banco Hipotecario a fine of Ps.1,000,000, to be paid jointly by the members of our executive committee, in the understanding that all of them breached certain rules and regulations in force. In addition, it released the rest of the directors from certain charges and imposed on them admonition sanctions on account of other charges, and issued warnings against the members of the supervisory committee and market relations manager.

On October 25, 2005 Banco Hipotecario and the members of the executive committee appealed the fine and the entire decision.

Some of our director’s are members of the executive committee of Banco Hipotecario.

Proceeding initiated in August 2005

On August 25, 2005, the Comisión Nacional de Valores initiated a second sumario, against certain of Banco Hipotecario’s principal shareholders and directors, alleging manipulation in the market price of Banco Hipotecario’s shares supposedly achieved by an increase in the volume of shares traded from November 1, 2004 through February 14, 2005. The Comisión Nacional de Valores based its sumario on the fact that the increase in Banco Hipotecario’s share price, which was in the range of approximately 79% during the period in question, could solely be due to the intervention and manipulation in the market on the part of the shareholders and individuals referred to in the sumario, intervention that reportedly consisted in sales of shares by two of them and sales and purchases of shares by the third shareholder.

We understand that: (a) the legal representatives of the shareholders argued that the Comisión Nacional de Valores did not have standing to sue them; and (b) the shareholders and the other charged parties filed a series of substantive defenses aimed at establishing that there was no market manipulation whatsoever, arguing that: (i) there is no causal relationship between the increased trading of Banco Hipotecario’s shares and the higher market price; (ii) there are different variables, both internal and external to Banco Hipotecario, that explain their market price and prospects of Banco Hipotecario, as well as the appreciation of the shares that occurred during the period under investigation, which relate to Banco Hipotecario’s favorable results, sound fundamentals, and the relative lagging of its market prices prior to this period compared to securities of other financial institutions in Argentina; (iii) no direct relationship was proved to exist between the appreciation in the value of the shares and the transactions carried out by the charged parties; (iv) a significant portion of the shareholders’ sales volume is explained by new, genuine, direct demand from foreign institutional investors; and (v) the apparent significance of the shareholders’ share in the trading volume has an almost linear relationship with their shareholding percentage, given their capacity as principal shareholders who own more than 40% of the Class D shares.

This proceeding can be lengthy and its outcome is uncertain. Under its regulations, the Comisión Nacional de Valores may impose penalties (which might include monetary fines and other measures as provided by the applicable law) to the charged parties, if it were proved that the increase in the traded volumes was the direct and exclusive cause of the increase in the price of Banco Hipotecario’s shares from November 2004 through February 2005.

One of our shareholder’s and some of our directors are involved in the above described sumario.

Empoyment contracts with our directors

We do not have employment contracts with our directors.

SENIOR MANAGEMENT

Appointment of the Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information about Senior Management

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

The following is a biographical description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at Austral University (IAE, Universidad Austral). He formerly worked as a senior securities trader at Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was a financial director of Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial director of IRSA and APSA.

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires) and a Master’s degree in Animal Production from University of Reading (England). He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as a farm manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

José Luis Rinaldini. Mr. Rinaldini obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has worked for Inversiones Ganaderas S.A. and for an agriculture and forestry company in the production and marketing areas.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Officer since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa-. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

SUPERVISORY COMMITTEE

Composition of the Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

Information about Members of the Supervisory Committee

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on November 29, 2005:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
María Marta Anzizar	09/24/1960	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia De Feo	10/07/1958	Alternate member

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of APSA, SAPSA and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

María Marta Anzizar. Mrs. Anzizar obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). She is currently External Audit Manager for Abelovich, Polano and Associates, an accounting firm of the Argentine Republic.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados, a member firm of S C Intenational. He is also a member of the Supervisory Committee suplend of APSA and IRSA.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of SAPSA, Inversora Bolivar S.A. and Baldovinos S.A.

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on November 29, 2005 the shareholders approved an aggregate compensation of Ps. 2.68 million for all of our directors for the fiscal year ended June 30, 2005.

Compensation of Supervisory Committee

The shareholders meeting held on November 29, 2005, further approved unanimously not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2005 was Ps. 1.6 million.

Stock Option Plan

On November 19, 2001, the shareholders approved a Stock Option Plan relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock covering 4,614,643 shares. The board of directors would allocate (i) two thirds of the options among the Initial Beneficiaries (Messrs. Alejandro G. Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, José L. Rinaldini, Carlos Blousson and David A. Perednik), and (ii) the remaining one third of the options among any of the Company’s employees or executive officers in a period beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of options. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock have been reserved for the Stock Option Plan. We established two trusts so that the beneficiaries may exercise the option, among any of our employees, officers or senior managers. The options were granted to the beneficiaries as follows:

Name	Shares
First trust
Alejandro G. Elsztain	2,073,437
Alejandro Cassaretto	200,000
Alejandro Bartolomé	200,000
Carlos Blousson	200,000
José L. Rinaldini	200,000
David A. Perednik	200,000

Second trust
Eduardo S. Elsztain	984,866
Marcelo Mindlin	246,217
Saúl Zang	153,885
Clarisa Lifsic	153,885

Pursuant to this agreement, the beneficiaries were entitled to exercise the options by January 15, 2005 and the amount to be paid for the exercise of the option was Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBOR rates. According to the trusts, dividends distributed on the shares subject to the option shall automatically add to the trusts property.

As of November 30, 2005 options to acquire 4,612,290 shares were exercised.

Benefit Plans

We do not currently have any plans providing for pension, retirement or other similar benefits, other than those related to our senior management.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On December 21, 2005, our board of directors officially appointed Jorge Oscar Fernández, Susan Segal, and Gabriel Adolfo Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).The expiration date of the current term members is provided in Item 6.A and 6.B.

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2005, we had 311 employees, including the employees of all our subsidiaries but not those of Agro-Uranga S.A. Approximately 65% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage or labor unrest. We offer below a breakdown of the number of employees for our three more recent fiscal years ended in June.

Province	At June 30, 2005		At June 30, 2004		At June 30, 2003
	Regular, salaried	Temporary	Regular, salaried	Temporary	Regular, salaried	Temporary
Buenos Aires	93	2	79	13	71	6
Catamarca	11	1	10	2	8	8
Chaco	51	3	45	5	42	6
Córdoba	21	2	21	1	18	9
Entre Ríos	1	—	—	—	—	—
La Pampa	20	2	2	2	1	—
Salta	17	—	17	2	15	—
San Luis	31	5	36	5	27	11
Santa Fe	48	3	32	7	47	6

Total employees	293	18	242	37	229	46

E. SHARE OWNERSHIP

Share ownership of directors, members of the Supervisory Committee, members of the executive committee and senior management as of November 30, 2005.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, Supervisory Committee senior management and members of the audit committee as of November 30, 2005:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	34,181,018	20.2%
Saúl Zang	First vice-chairman	—	—
Alejandro G. Elsztain	Second vice- chairman / Chief executive officer	27,100	0.02%
Clarisa Lifsic	Director	150,545	0.10%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.6%
Susan Segal	Director	—	—
Fernando A. Elsztain	Director	—	—
Gary Gladstein	Director	32,300	0.02%
David A. Perednik	Director / Chief administrative officer	—	—
Juan C. Quintana Terán	Alternate director	—	—
Salvador D. Bergel	Alternate director	—	—
Gastón A. Lernoud	Alternate director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	—	—
Alejandro Bartolomé	Chief production officer	25,000	0.01%
José Luis Rinaldini	Chief subsidiaries supervisor	—	—
Carlos Blousson	Chief sales officer	7,300	0.00%
Alejandro Casaretto	Chief real estate officer	90,000	0.05%

Name	Position	Number of Shares	Percentage
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
María M. Anzizar	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—

Executive Committee
Saúl Zang	Member
Eduardo S. Elsztain	Member
Alejandro G. Elsztain	Member

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 122,648,261, assuming full conversion of the 20,970,641 units of convertible notes and 23,953,025 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

Employees’ Participation in our Capital Stock

On November 19, 2001, our shareholders, at an extraordinary shareholders’ meeting, authorized us to enter into a stock option plan relating to the shares remaining after the shareholders’ exercise of their preemptive rights to acquire treasury shares.

In accordance with Argentine law, we established a special purpose trust for a term equal to the option period.

Pursuant to this agreement, the beneficiaries are entitled to exercise the option by January 15, 2005 and the amount to be paid for the exercise of the option shall be Ps. 1 for each share plus an annual interest calculated on the basis of six-month LIBOR rates. According to the trust, dividends distributed on the shares subject to the option shall automatically add to the trust property.

In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, options were granted to the beneficiaries as follows:

Name	Shares granted	Outstanding as of June 30, 2005
Alejandro G. Elsztain	2,073,437	—
Eduardo S. Elsztain	984,866	—
M. Marcelo Mindlin	246,217	—
Alejandro Cassaretto	200,000	—
Alejandro Bartolomé	200,000	—
Carlos Blousson	200,000	—
José L. Rinaldini	200,000	—
David A. Perednik	200,000	—
Saúl Zang	153,885	—
Clarisa Lifsic	153,885	—

Item 7. Major shareholders and related party transactions

A. MAJOR SHAREHOLDERS

Information about Major Shareholders

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of November 30, 2005 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named senior managers;

•	each director; and

•	all current directors and senior managers as a group.

Directors	Position	Amount	Percentage
Eduardo S. Elsztain (1)	Chairman	34,181,018	20.2%
Saúl Zang	First vice-chairman	—	—

Alejandro G. Elsztain	Second vice-chairman / chief executive officer	27,100	0.02%
Clarisa Lifsic	Director	150,545	0.10%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.6%
Susan Segal	Director	—	—
Fernando A. Elsztain	Director	—	—
Gary Gladstein	Director	32,300	0.02%
David A. Perednik	Director / chief administrative officer	—	—
Juan C. Quintana Terán	Alternate director	—	—
Salvador D. Bergel	Alternate director	—	—
Gaston A. Lernoud	Alternate director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	—	—
Alejandro Bartolomé	Chief production officer	25,000	0.01%
José Luis Rinaldini	Chief subsidiaries supervisor	—	—
Alejandro Casaretto	Chief real estate officer	90,000	0.05%
Carlos Blousson	Chief sales officer	7,300	0.00%

Directors and Senior Management in the aggregate		37,213,263	22.01%

Pension funds in the aggregate		11,527,754	6.8%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 122,648,261, assuming full conversion of the 20,970,641 units of convertible notes and 23,953,025 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

As of November 30, 2005, we had 169,098,097 shares outstanding, of which 13.5% were held in Argentina.

As of November 30, 2005, there were approximately 12,952,302 American Depositary Shares (representing 129,523,020 of our common shares, or approximately 76.6% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 43 registered holders represented by American Depositary Shares in the United States.

Except as set forth in the preceding table, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. Our principal shareholders’ voting rights are similar to those of our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2005	As of June 30, 2005	As of June 30, 2004	As of June 30, 2003	As of June 30, 2002
	%	%	%	%	%
Eduardo S. Elsztain (1)	20.2%	17.3%	28.9%	49.7%	51.1%
Pension Funds in the aggregate	6.8%	7.1%	7.9%	11.7%	19.2%
Directors and senior managers in the aggregate	20.4%	17.5%	31.3%	53.1%	55.3%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 122,648,261, assuming full conversion of the 20,970,641 units of convertible notes and 23,953,025 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder’s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 20.5 million and they have exercised their accretion rights for US$ 1.7 million, totaling together US$ 22.2 million. During the allocation of the remainder new investors have subscribed the remaining US$ 27.8 million units, completing the US$ 50 million offering.

As of November 30, 2005 our directors and senior managers controlled, directly or indirectly, approximately 20.4% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers hold 20,978,241 units of our convertible notes and 23,952,025 units of warrants. If our directors and senior managers convert all Convertible Notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 38.3% of our common stock.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

B. RELATED PARTY TRANSACTIONS

Saúl Zang, our first vice-president is also director of Inversora Bolívar S.A. and Alejandro Gustavo Elsztain, our second vice-chairman is the vice chairman of Inversora Bolívar S.A. In addition, Fernando Adrián Elsztain who is the chairman of Inversora Bolívar is also our director.

Headquarters

From December 2001 to December 2003 we subleased our headquarters from APSA. Eduardo S. Elsztain, our chairman is also the chairman of the board of directors of APSA. We paid a monthly rent of Ps. 2,541.

This subleased agreement was cancelled on February, 2004 and a new lease agreement was signed among us, APSA, IRSA and Isaac Elsztain e Hijos S.C.A. We have leased our executive offices located in Bolívar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 payable monthly. We, APSA and IRSA each pay one-third of such rent in an amount of Ps. 2,830 each.

In December 2003, we moved our headquarters to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and five parking lot spaces from Inversora Bolívar S.A., a subsidiary of IRSA, pursuant to a lease agreement with an initial term of 60 months and an extension option for 36 additional months. We pay monthly rent of US$ 2,979 and received the first two months free.

Consulting Agreement

Pursuant to the consulting agreement (the “Consulting Agreement”) with Dolphin Fund Management S.A., effective as of November 7, 1994, we pay an annual fee equivalent to 10% of our net income for certain agriculture advice and other administration services.

Dolphin Fund Management S.A spun off in two companies on November 25, 2003: Consultores Asset Management S.A. and Dolphin Fund Management S.A. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while serving as our first vice-chairman of the board, while Saúl Zang, holds the other 15% of the capital stock. As a consequence of the spin off, the consulting agreement has been assigned to Consultores Asset Management S.A.

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

In fiscal years 2005, 2004 and 2003 Consultores Asset Management S.A. (formerly Dolphin Fund Management) received fees in the amount of Ps. 8.5 million, Ps. 3.6 million and Ps 7.2 million, respectively. During these years, we were not charged for any administrative expenses by Consultores Asset Management S.A. (former Dolphin Fund Management). However, no assurances can be given that Consultores Asset Management (formerly Dolphin Fund Management) will not request reimbursement for such expenses in the future.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management S.A for the two fiscal years prior to such termination.

Donations to Fundación IRSA

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization, the director of which is Edwardo S. Elsztain, a significant shareholder and the Chairman of the board of directors of the Company, and whose wife serves as the President of the not-for-profit organization. The Company paid Ps. 1,177,988, Ps. 1,130,150, and Ps. 361,650 during the years ended June 30, 2005, 2004 and 2003, respectively. In addition, at June 30, 2005 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1.9 million which is included within “trade accounts payable”.

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

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Clarisa Diana Lifsic de Estol is responsible for the implementation of the agreement. The main duties for the project for implementation shall consist of (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the Agreement, and, in the event of discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each Party’s boards of directors and (c) assessing, on a permanent basis the, results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and APSA. Our chairman is also chairman of IRSA and APSA and our vice-chairman is also vice-chairman of IRSA and APSA. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

The Share Services Agreement has been reported in a report on Form 6K dated July 1, 2004.

Legal services

During the years ended June 30, 2005, 2004 and 2003, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.2 million, Ps. 0.1 million and Ps. 0.1 million, respectively. Our first vice-chairman Saúl Zang and our director Salvador are partners of such law firm.

Subscription of our Convertible Notes by Inversiones Financieras del Sur S.A.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 (“Convertible Notes”) and non-detachable warrants to purchase shares of our common stock.

Inversiones Financieras del Sur S.A., an Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company, has subscribed US$ 22.6 million of our Convertible Notes.

As of November 30, 2005 Inversiones Financieras del Sur S.A. held 20.2% of our common shares. Assuming Inversiones Financieras del Sur S.A. exercises its conversion rights of all of its Convertible Notes and no other bond holder exercises such rights, Inversiones Financieras del Sur S.A. would own 35.9% of our common shares. In the case all bondholders exercise their conversion rights and Inversiones Financieras del Sur S.A. exercise them as well, Inversiones Financieras del Sur S.A. would own 31.2% of our common stock.

Acquisition of IRSA Units

During November and December 2002, we purchased 49.7 million Convertible Notes issued by IRSA and during July and November 2003, we purchased an additional 0.25 million Convertible Notes. The notes mature in 2007 and accrue interest semi-annually at 8% interest rate.

IRSA’s Convertible Notes - which were offered on October 15, 2002 for 100 million units consisteing of U$S 100.0 of 8% convertible notes due 2007- are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant.

In May 2004 we decided to exercise our option to convert 5.0 million aggregate principal amount of IRSA’s Convertible Notes as part of our long term strategy, in order to revert the reduction of our ownership percentage, which was diluted by the conversion of notes and the exercise of warrants by third parties. As a result of this conversion, Cresud has received 9.2 million of IRSA common shares.

In July 2004, the Company purchased 0.35 million of convertible notes issued by IRSA for US$ 0.5 million.

On September 30, 2004, Cresud exercised 5.0 million of its IRSA Warrants for 9.2 ordinary shares at a total cost of US$ 6 million.

As of November 30, 2005 we owned 21.1% of IRSA’s common shares. Assuming we exercise our conversion rights of all our IRSA’s Convertible Notes and no exercise of such rights by any of other IRSA’s bondholders as of that date, we would own 33.3% of IRSA’s common shares. In the case all bondholders exercise their conversion rights and we exercise them as well, we would own 30.6% of IRSA’s common stock.

Assuming we exercise all of our IRSA’s warrants and no other Bondholder exercises such rights, as of November 30, 2005, we would own 39.2% or IRSA’s common shares. In the case all bondholders exercise their warrants and we exercise them as well, we would own 36.6% of IRSA’s common stock.

C. INTERESTS OF EXPERTS AND COUNSEL

This section is not applicable.

Item 8. Financial information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for our Consolidated Financial Statements.

Legal or arbitration proceedings

We are not engaged in any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us.

IRSA’s legal or arbitration proceedings

The following, is a description of the material legal proceedings to which IRSA is a party. IRSA is not engaged in any other material litigation or arbitration and no other material litigation or claim is known to IRSA to be pending or threatened against IRSA or its subsidiaries. Nevertheless, IRSA may be involved in other litigation from time to time in the ordinary course of business.

Puerto Retiro

On November 18, 1997, through the acquisition of the capital stock of the Old Alto Palermo (Alto Palermo S.A., currently Inversora Bolivar S.A.), which was a Pérez Companc’s real estate subsidiary, IRSA indirectly acquired 35.2% capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, IRSA, through Inversora Bolívar S.A., increased IRSA’s interest in Puerto Retiro up to 50% of its capital stock.

On April 18, 2000 Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly government owned company privatized in 1991 and engaged in the shipyard industry, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. The property did not have (and still does not have) approved zoning established in the Urban Planning Code and no project can be currently developed.

After the purchase of Tandanor by Indarsa, Tandanor sold to Puerto Retiro, “Planta 1” for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

Indarsa did not comply with the payment of the outstanding price for the purchase of the capital stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its shareholdings in Tandanor, the Ministry of Defense is extending the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

On April 18, 2001, the judicial procedure entered into trial stage. At the present time, a provisional measure prohibiting changes and disposition of this building is still in effect. IRSA is currently awaiting the Court’s ruling on this matter.

If the plaintiff’s claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect on IRSA’s financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa. The Company’s investment in Puerto Retiro amoutns to Ps. 45.5 million as of June 30, 2005.

Llao Llao Holding S.A.

Llao Llao Holding S.A. purchased Hotel Llao Llao on November, 1997, from the National Parks Administration. Llao Llao Holding S.A. (in the process of dissolution due to the merger with IRSA), predecessor of Llao Llao Resorts S.A. was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$ 2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment, ordering the payment of US$ 2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus accrued interest, compensatory and punitive interests and attorneys’ fees.

On March 2, 2004, IRSA made a payment deposit of Ps. 7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4.12 million. The total amount settled on that date was Ps. 9.15 million.

The court served notice of payment made on the plaintiff. On June 30, 2004 the plaintiff filed a brief rejecting the payment as partial, and requested from the court a payment schedule for the final payment of the total debt.

The trial court pesified the plaintiff’s credit and the plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff mantaining their credit in U.S. Dollars. IRSA has appealed this decision and the appellate court declared it inadmissible. IRSA appealed before the Supreme Court and is awaiting its decision.

A report of the legal advisors states that the balance remains unpaid and outlines that IRSA has deposited with the court the debt instruments determined in the unpaid balance, and an amount in cash of Ps. 7.19 million, whereas the unpaid balance approved in the court records was US$ 3.78 million.

As of June 30, 2005 IRSA’s management recorded a reserve in the amount of Ps. $ 3.77 million which was determined calculating the difference between the amount claimed for in concept of compensatory and punitive damages (US$ 3.8 million) and the amount deposited in payment ($7.19 million).

In September 2001 Llao Llao Resorts S.A. entered into an agreement with six of the plaintiff’s attorneys by which IRSA agreed to pay them the amount of US$ 1.2 million in concept of fees which would be paid in twelve equal monthly installments of US$ 100,000 each to be deposited with Banco de la Ciudad de Buenos Aires. The first three installments were paid before the devaluation of the Peso and the following nine installments were paid in Pesos after the devaluation.

One of the six attorneys never challenged these payments. The remaining five attorneys filed a motion alleging that the amount agreed should have been paid in U.S. Dollars and not in Pesos and calculating the difference between the amounts paid in Pesos and the U.S. Dollar amount agreed in concept of fees which they understood amounted to US$ 384,000. In March 2005, at the request of two of the attorneys the court issued an order to attach the amount of Ps. 788,000 from IRSA’s checking accounts. As of June 30, 2005 the attachment amounted to Ps. 861,000.

IRSA’s legal advisors challenged the liquidation performed by these two plaintiffs for several reasons. Firstly, payments performed prior to the pesification, the three first installments, need not be readjusted because they were made when the Peso was at a 1 to 1 parity with the U.S. Dollar. Secondly, the interest claim made by the plaintiffs is unlawful and exorbitant. On December 2, 2005 the court resolved ordering the payment of the currency difference with regards to the last nine installments which would be calculated using the exchange rate in force at the time the deposits were made and rejecting the interest claim considering that the relief sought was already covered by the readjustment ordered. This court order may be appealed by the plaintiffs. As of June 30, 2005, in light of the probable contingency reported by IRSA’s legal counsels its management has reserved the amount of Ps. 2.3 million.

IRSA is currently negotiating an out-of-court agreement with the remaining three attorneys. The liquidation presented by them includes the amount of US$ 288,112.35 in concept of capital applied to the currency difference between the payments made in Pesos and the original fee agreement and US$ 72,528.78 in concept of interest which results in a total amount of US$ 360,641.13. IRSA understands that they are willing to arrive at an agreement which could include an installment payment plan.

Shopping Neuquén S.A.

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. APSA clarifies that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, APSA cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

APSA maintains a provision of Ps. 2.3 million which represents APSA’s best estimate of the probable loss to be incurred in connection with these claims. APSA is involved in other litigation which derives from the ordinary course of its business. APSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, APSA’s estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on APSA’s future results of operations and financial condition or liquidity.

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

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year shall be distributed as follows:

•	5% of such net profits to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines; and

•	the right of holders of American Depositary Shares is equal to the ordinary shares. Each of our American Depositary Shares represents 10 ordinary shares.

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

The shareholders meeting held on November 29, 2005 approved the distribution of a cash dividend of Ps. 10.0 million, or Ps. 0.0591 per share (0.59 per ADS), previous deduction of 5% of our legal reserve.

The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share of common stock each year since 1995. Amounts in Pesos are presented in historical Pesos as of the respective payment dates. See “Exchange Rates”.

Year declared	Total per share
(Pesos)
1995	—
1996	—
1997	—
1998	0.099
1999	0.092
2000	0.011
2001	0.030
2002	—
2003	0.012
2004	0.020
2005	0.059

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Rates”. Although we hope to distribute cash dividends in the future, we cannot assure you that we will be able to do it.

B. SIGNIFICANT CHANGES

In September 2005, we purchased a 6,022-hectare farm located in the Province of Entre Ríos, with significant agriculture potential. As additional features, this farm possesses a subterraneous fresh water reserve and tourist attractions, which include 30 rooms, a 200-hectare park surrounding and an historic 160-year-old homestead.

On November 29, 2005, at the Ordinary and Extraordinary Shareholder’s Meeting, the shareholders approved the distribution of cash dividends for a total amount of Ps. 10 million or Ps. 0.059137271 per common share of nominal value Ps. 1.00 each. The cash dividends were distributed on December 22, 2005.

As of December 23, 2005, 12,990,152 Convertible Notes were converted into 25,581,198 ordinary shares. During the same period, 9,766,282 warrants were exercised, resulting in the issuance of 19,232,507 ordinary shares. As of December 23, 2005 169,098,097 shares were outstanding.

Item 9. The offer and the listing

A. INFORMATION ON THE LISTING OF OUR STOCK

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange and NASDAQ.

Our authorized capital stock consists of 169,098,097 shares of common stock, Ps. 1.0 par value per share.

As of November 30, 2005, our outstanding capital stock consisted of 169,098,097 shares of common stock. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) we had 37,009,848 convertible Notes and 40,233,718 warrants outstanding.

The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and non assessable. As of November 30, 2005, there were approximately 1,230 holders of all of our common stock.

The description of the material terms of our capital stock is subject to our certificate of incorporation and by-laws, which are included as exhibits this Form 20-F forms a part, and the provisions of applicable Argentine law.

Price history of our stock on the Buenos Aires Stock Exchange

Our common shares are listed and traded on the Buenos Aires Stock Exchange under the trading symbol “CRES”. Our shares began trading on the Buenos Aires Stock Exchange on December 12, 1960. The following table shows, for the calendar periods indicated, the high and low closing sales price of our common shares on the Buenos Aires Stock Exchange. On November 30, 2005, the closing price for our common shares on the Buenos Aires Stock Exchange was, approximately, Ps. 3.25 per share.

	Share Price in Pesos
	High	Low
Fiscal Year
2005	5.00	2.93
2004	4.51	2.23
2003	2.80	1.52
2002	2.35	0.64
2001	1.05	0.76

Fiscal Quarter
2005
4th quarter	4.10	2.93
3rd quarter	5.00	3.86
2nd quarter	4.47	3.49
1st quarter	3.70	3.01

2004
4th quarter	3.62	2.48
3rd quarter	3.95	2.90
2nd quarter	4.51	2.65
1st quarter	2.79	2.23

2003
4th quarter	2.74	2.10
3rd quarter	2.80	1.75
2nd quarter	2.42	1.75
1st quarter	2.50	1.52

2005
June	3.67	3.40
July	3.50	3.23
August	3.49	3.26
September	4.10	3.41
October	4.00	3.10
November	3.38	3.16

Source: Bloomberg.

Price history of our stock on Nasdaq National Market

Each of our American Depositary Shares represents 10 ordinary shares. Our American Depositary Shares are listed and traded on the Nasdaq National Market under the trading symbol “CRESY”. Our ADSs began trading on the Nasdaq in March 1997 and were issued by the Bank of New York Inc., acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the Nasdaq. On November 30, 2005, the closing price for our ADSs on the Nasdaq was, approximately US$ 10.60 per ADS.

	U.S. dollars per ADS
	High	Low
Fiscal Year
2005	17.15	9.94
2004	16.20	7.82

	U.S. dollars per ADS
	High	Low
2003	10.00	4.10
2002	10.10	5.18
2001	10.50	7.50

Fiscal Quarter
2005
4th quarter	13.97	9.94
3rd quarter	17.15	13.15
2nd quarter	15.30	11.46
1st quarter	12.41	10.01

2004
4th quarter	12.99	8.50
3rd quarter	13.67	9.61
2nd quarter	16.20	8.86
1st quarter	10.12	7.82

2003
4th quarter	10.00	6.80
3rd quarter	8.63	5.20
2nd quarter	6.25	4.60
1st quarter	6.70	4.10

2005
June	12.58	11.81
July	12.18	11.30
August	12.37	11.28
September	14.20	11.77
October	13.93	10.29
November	11.50	10.40

Source: Bloomberg.

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Republic of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange.

There are 10 securities exchanges in Argentina, of which the principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

The Buenos Aires Stock Exchange is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

The securities that may be listed on the Buenos Aires Stock Exchange are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

The MERVAL is a self-regulated incorporated business organization. The capital stock of such entity is divided into 133 stocks, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

The primary functions of the MERVAL are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules, and/or the rules and regulations governing the Argentine Stock Market System.

Furthermore, the MERVAL regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Buenos Aires Stock Exchange, the MERVAL has implemented the stock-watch mechanism.

The MERVAL counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Buenos Aires Stock Exchange in an automated order-matching system. The MERVAL guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without MERVAL’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from work-stations from the computer system called Sistema Integral de Negociación Asistida por Computadora or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

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

Block trading is allowed in a minimum amount of Ps. 0.2 million for leader companies which are listed on the leader panel of the Buenos Aires Stock Exchange, and Ps. 0.1 million for the companies listed on the general panel of the Buenos Aires Stock Exchange. Block trading takes place on the floor of the Buenos Aires Stock Exchange and is conducted in Spanish by continuous open outcry. Transactions of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores S.A. is additionally required.

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

Trades must be reported in real-time for their dissemination, registration and publication. Counterpart trades are settled by MERVAL, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Electronic Open Market (Mercado Abierto Electrónico, or “MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE’s brokers/dealers.

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

Those authorized to make deposits of securities with the Caja de Valores S.A. are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the Mercado de Valores de Buenos Aires S.A. (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,	As of December 31,
	2005	2004	2003	2002
Market capitalization (Ps. Billon)	672.4	689.9	542.4	348.0
Average daily trading volume (Ps. Million)	68.8	52.6	34.0	17.7
Number of listed companies	106	107	110	114

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2005, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2005, approximately 15.47% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, a 38% increase through October 29, 2004, and a 33.09% increase through October 24, 2005 also measured in Pesos. To control volatility, the Buenos Aires Stock Exchange operates a system by which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

Nasdaq Stock Market

Our ADSs are listed and traded in the Nasdaq Stock Market under the trading symbol “CRESY”.

D. SELLING SHAREHOLDERS

This section is not applicable.

E. DILUTION

This section is not applicable.

F. EXPENSES OF THE ISSUE

This section is not applicable.

Item 10. Additional information

A. SHARE CAPITAL

This section is not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Corporate Purpose

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anónima (stock corporation) and were registered with Public Registry of Commerce on February 19, 1937 under number 26, on page 2, book 45 of National by-laws Volume. Pursuant to our by-laws, our term of duration expires on July 6, 2082.

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

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

Board of directors

Voting of proposals in which directors have material interest

The Argentine Corporation Law No. 19,550 establishes in Section 271 that directors may contract with the Company when the contract is related to the regular activities of the Company and its terms and conditions are established on market terms. All other contracts with directors must be approved by the shareholders.

Notwithstanding that, Section 272 of the Corporations Law No. 19,550 provides that when a director has a conflict of interest with the company, he should notify the board of directors and the Supervisory Committee and refrain to vote on that matter. The violation of this provision results in the director being jointly, severally and unlimitedly liable.

Approval of compensation of directors and Supervisory Committee

Our by-laws do not establish the compensation to be paid to members of the board of directors and the supervisory committee. Therefore pursuant to Section 261 of the Corporation Law No. 19,550, it must be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors may not exceed 25% of the realized and net earnings of the Company and 5% when there is no distribution of dividends. If the Company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

Borrowing Powers of directors

Our by-laws establish, in Section 18, that the board of directors has full and broad powers to organize, manage and direct Cresud, in fulfilling its corporate purpose.

In case one of our directors borrowed from us, the matter would be subject to the requirements described above for transactions in which directors have material interest.

Retirement of directors

Our by-laws do not establish any requirements or provisions regarding age limits for directors’ retirement.

Rights, preferences and restrictions attaching to our shares

Dividend rights

The Corporations Law No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if dividends result from realized and net earnings of the Company pursuant to the annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of the Annual Ordinary Shareholders’ Meeting. That approval requires the affirmative vote of the majority of the shares present at the meeting with the right to vote.

Dividends are paid pro rata according to the interests held by shareholders.

Under applicable Comisión Nacional de Valores regulations, cash dividends must be paid to shareholders within 30 days of the decision approving their distribution. In the case of stock dividends, shares are required to be delivered within three months of the shareholders’ meeting approving the dividend. The right to collect dividends expires three years after the dividends were made available to shareholders.

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

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the board of directors and the Supervisory Committee will be jointly, severally and unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the Company are not sufficient to allow the payment of dividends.

Voting rights and Staggered Elections

Our capital stock is composed of book-entry common shares with par value of Ps. 1 per share and entitled to one vote each.

All directors and alternate directors are elected for a three-year term.

Our by-laws do not consider staggered elections.

Rights to share in our profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis.

Pursuant to the Corporation Law No. 19,550 and Section 29 of our by-laws, liquid and realized profits of each fiscal year shall be distributed as follows:

•	5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

•	the amount established by the shareholders’ meeting as remuneration of the board of directors and the Supervisory Committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

Rights to share in any surplus in the event of liquidation

Section 30 of our by-laws determine that, in the event of our liquidation, dissolution or winding-up, the assets (i) will be applied to satisfy liabilities and (ii) will be proportionally distributed among holders of preferred stock if there are any and in accordance with the terms of the preferred stock. If any surplus remains, the holders of common shares are entitled to receive and share on a pro rata basis in all net assets remaining for distribution.

Procedure to change the rights of holders of our stock

The rights of holders of our stock are established in the Corporation Law No. 19,550 and in our by-laws. The rights of shareholders provided for by the Corporation Law No. 19,550 may not be diminished by the by-laws. Section 235 of the Corporation Law No. 19,550 establishes that the amendment of the by-laws should be approved by the shareholders of the Company at an Extraordinary Shareholders’ Meeting.

On October 31, 2003 the Company resolved in the Ordinary and Extraordinary Annual Shareholders’ Meeting not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, and consequently, shareholders decided to incorporate that provision under section 1 of the by-laws.

Ordinary and extraordinary shareholders’ meeting

General

Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to consider the approval of our financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the statutory audit committee and the election and remuneration of directors and members of the statutory audit committee. Other matters which may be considered at an ordinary meeting include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the by-laws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing our company from one type of legal entity to another and limitation of shareholders’ preemptive rights.

Notices

Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Companies Law, and at least 20 days prior to the meeting as per Decree No. 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares are traded.

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meeting on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirement.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights, without application of multiple votes, is required in both first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in the by-laws, (3) our anticipated dissolution, (4) the total or partial repayment of capital, (5) a merger of our company, if we are not the surviving entity, (6) a spinoff of our company, or (7) changing our corporate legal status.

Shareholders’ meetings may be called by the Board of Directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fail to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the statutory audit committee or officers or employees of our company.

Conflict of Interest

A shareholder who votes on a matter involving our company in which its interest conflicts with ours may, under Argentine law, be liable for damages to us resulting from its decision, but only if the transaction would not have been approved without its vote.

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on the ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, there are certain requirements to be fulfilled by foreign shareholders with the Public Registry of Commerce in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in September 2003 by the Public Registry of Commerce , and other related regulations set forth certain requirements for foreign entities registered with the Public Registry of Commerce . It implies, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporation Law), or (2) exercise their ownership rights in Argentine companies (Section 123 Argentine Corporation Law). In cases where the Public Registry of Commerce has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporations Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the

Public Registry of Commerce may not register corporate decisions adopted by the Argentine company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority and any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the Public Registry of Commerce may register the decision without considering that vote; and (3) the directors of the Argentine company may be held personally liable for actions taken by the Argentine company.

Ownership threshold above which ownership should be disclosed

The Comisión Nacional de Valores regulations require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the Supervisory Committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comisión Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the Supervisory Committee, must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Compliance with NASDAQ listing standards on corporate governance

Cresud corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law No. 19,550, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by its corporate by-laws.

Cresud has securities that are registered with the Securities and Exchange Commission and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

Pursuant to Nasdaq Marketplace Rule 4350(a), NASDAQ-listed non-US companies that are categorized as “Foreign Private Issuers” and may follow home country corporate governance practice in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement.

The requirements of Rule 4,350 and the Argentine corporate governance practice that the Company follows in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES

Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), the Company follows Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Market, within 70 calendar days following the close of the Company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Market within 42 calendar days following the close of each fiscal quarter. The Buenos Aires Stock Market publishes the annual reports and interim reports in the Buenos Aires Stock Market Bulletin and makes the bulletin available for inspection at its offices. In addition, we provide our shareholders of annual and interim financial reports upon such shareholders’ request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. The Company also sends the English language translation of its annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of April 21, 1997 amended by the Letter Agreement dated March 3, 2003, among the Company, The Bank of New York, as depositary, and owners of ADSs issued thereunder, the Company is required to furnish The Bank of New York with, among other things, English language translations of its annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the Company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 4350(c)(2) - Executive Sessions of the board of directors.	In lieu of the requirements of Rule 4350(c)(2), the Company follows Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). The Company’s board of directors as a whole is responsible for monitoring the Company’s affairs. In addition, under Argentine law, the

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES

board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the Company. Also, it is mandatory for public companies to form a supervisory committee (composed of “syndics”) which is responsible for monitoring legal compliance by the Company under Argentine law and compliance with its bylaws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 4350(c)(4) - Nomination of directors.	In lieu of the requirements of Rule 4350(c)(4), the Company follows Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), the Company follows Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the Company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter. We believe that we are in compliance with the requirements for audit committee charters provided for in the Sabarnes Oxley Act.

Rule 4350(d)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, the Company has a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10(A)-3(b)(1), one of which the Board has determined to be an audit committee financial expert. In addition, the Company has a supervisory committee

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES

(“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our by-laws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our by-laws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our by-laws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

Rule 4350(g) – Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), the Company follows Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our American Depostary Shares holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 4350(h) – Conflicts of Interest	In lieu of the requirements of Rule 4350(h), the Company follows Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business.

D. EXCHANGE CONTROLS

Currency Exchange Regulation

All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

Import and Export of Capital

Import of Capital

Currently, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina which limit the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21,382, and Decree No. 1,853/93, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

There are currently no restrictions on foreign investments in industries other than public broadcasting media, and no prior authorization is required to make foreign investments. Therefore, no prior authorization is required in order to purchase our securities. See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the Peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits could only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts by residents were allowed (“cajas de ahorro”). Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2005 by Law No. 25,792. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby Pesos were convertible to U.S. Dollars at a rate of Ps.1.00 per dollar.

As consequence of the enactment of Decree 260/02, as of February 8, 2002 a single and free exchange market was implemented, through which all foreign currency exchange transactions are made. Exchange transactions are entered into an exchange rate freely agreed upon by parties, but subject to the regulations and requirements set forth by the Argentine Central Bank. The Argentine Central Bank issued Communication “A” 3,471, as amended, establishing restrictions or special requirements for exchange transactions. Lack of compliance with requirements and conditions shall result in the application of sanctions established by the Criminal Law Exchange Regime.

Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$2,000,000 per month;

•	the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Argentine Central Bank, except when there is evidence that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to import, services, revenues or other commercial transfers for which the resident should have had access to the exchange market in accordance to the exchange rules that regulated payments abroad to commercial account;

•	foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Argentine Central Bank, except where such financial institutions are located in countries which are members of the Basle Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Argentine Central Bank, or where such transactions are entered into with branches of Argentine official banks located abroad;

•	future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated bellow (the “Non- Transferable Deposit”); and, (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$5,000 shall also be previously authorized by the Argentine Central Bank.

•	Communication “A” 4,285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Argentine Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include: (i) transactions executed by the financial system for the acquisition of certain time deposits having variable retribution; (ii) agreements for the coverage of foreign currencies and interest rates, (iii) agreements executed by exporters or importers for the coverage of commodity prices, as long as they are related to argentine foreign trade transactions; and (iv) the execution of external transactions in the form of Repos provided that they are executed for a term of at least 180 days. With the exception of inflows related to the external transactions in the form of Repos mentioned in (iv), any other inflow of foreign currency devoted to future or forward operations mentioned in (i) to (iii) is exempted from the obligation to constitute the Non- Transferable Deposit.

•	financial institutions must obtain the prior authorization of the Argentine Central Bank in order to purchase any kind of asset, where the payment for such a transaction is made against delivery of foreign currency or any other kind of foreign denominated asset that is part of the General Exchange Position (Posición General de Cambios, or “GEP”) of these financial institutions;

•	new imports of goods may be fully paid in advance, without consideration of the kind of good, as well as debts for imports with any maturity date;

•	access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancing and rediscounts granted by the Argentine Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3,940);

•	non-residents may have access to the exchange market for purposes of transferring funds in foreign currency collected in Argentina, originated from amortization installments from national public bonds issued in foreign currency, to accounts in foreign banks;

•	there are no restrictions to make payments abroad for services rendered by non-residents on any basis (freight, insurance, royalties, technical advise, fees, etc.);

•	transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements–among others–such as (i) a sworn statement affirming the fulfillment of Communication “A” 3,602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered after that date) has been verified;

•	effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Argentine Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendent of Insurance Board (Superintendencia de Seguros de la Nación) (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred;

•	there is an obligation to enter the funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a time limit established by the Ministry of Economy and Production;

•	foreign currency obtained from the collection of exports corresponding to bills of lading shall be sold at the reference exchange rate when the foreign currency so obtained was not clear at the exchange market within the applicable legal terms, in accordance with applicable regulation; and

•	before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the Non-Transferable Deposit requirement established by Decree No. 616/2005, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the Argentine Central Bank by means of the Communication “A” 4,415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 Argentine Central Bank’s Communication “A”4,443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

The government, through the Argentine Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Argentine Central Bank. Furthermore, as from May 26, 2005, the following situations will be subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non-financial sector; and (b) inflows of foreign currency by non-residents for the purpose of: (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a Non-Transferable Deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 days term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows devoted to the primary subscription of the Argentine Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$2 million per month, will also be subject to the aforementioned requirements.

Moreover, said resolution provided certain exemptions to the Non-Transferable Deposit requirement such as the following: (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No. 365/2005 nor the relevant Argentine Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under the said exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents devoted to finance the acquisition or the construction of any real estate property are likely to be subject to the Non-Transferable Deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the Non-Transferable Deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust.

Reporting requirements on Direct Investments

On March 4, 2005 the Argentine Central Bank issued Communication “A” 4,305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4,237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$ 500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4,237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$ 1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad does not exceed the equivalent of US$ 5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$ 1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/2005 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the U.S. Dollar value around Ps. 3 per US$ 1. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and controls policies. Moreover, failure of government to comply with financial commitments with the International Monetary Fund or failure to reach an agreement with the said institution may have an impact on the foreign exchange system. No assurance can be made as to the extend that all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

E. TAXATION

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that purchase the shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the U.S. Dollar.

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

“U.S. Holder” means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that parties to whom depositary shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by parties to whom the ADSs are released. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADSs depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive income Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADS or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we are or become a PFIC, United States holders of our shares or ADSs will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or ADSs at a gain, as well as reporting requirements.

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

If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shortest of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified securities exchange or the Internal Revenue Service (“IRS”) consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS’s are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17.5%.

An Offshore Taxable Entity is a foreign entity without permanent establishment in Argentina which (i) pursuant to its by-laws or to the applicable regulatory framework has its principal investing activity outside the jurisdiction of its incorporation and/or (ii) cannot perform in the jurisdiction of its incorporation certain transactions and/or investments expressly indicated in its by-laws or in the applicable regulatory framework.

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

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR ADS’s.

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

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets and the absorption of such tax by the Company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

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

Item 11. Quantitative and qualitative disclosures about market risk

In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of them. The use of financial derivatives instruments is oriented to our core business and is supervised by internal control policies.

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

Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

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

Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars. Although most of our liabilities are denominated in Pesos, a small percentage is in U.S. Dollars, and fluctuations in the foreign currency exchange rate may affect us.

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

Derivative Financial Instruments

The use of derivative instruments is carefully oriented to our core business. These instruments consist basically of crop futures contracts and put and call option contracts. Our derivatives are supported by a conservative criteria and internal control policies.

The Company also engages in trading of certain financial instruments. These instruments consist mainly of future contracts to purchase metals. Gains and losses associated with these instruments are recorded within “Financial results, net” in the accompanying consolidated financial statements.

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

At June 30, 2005, we had outstanding futures and options as follows:

Crop	Tons	Troy oz.	Maturity Date	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/05 (Ps.)	Market Value (Loss) Gain as of 06/30/05 (Ps.)
FUTURES
Purchase
Wheat	6,800		Sep-2005	—	—	—	13,252
Silver		175,000	Sep-2005	—	—	—	(89,307)

Crop	Tons	Troy oz.	Maturity Date	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/05 (Ps.)	Market Value (Loss) Gain as of 06/30/05 (Ps.)
Sale
Corn	2,800		Sep-2005	56,193	—	—	(7,598)
Corn	31,750		Dec-2005	—	—	—	126,141
Corn	1,600		Apr-2006	32,111	—	—	(573)

Soybean	22,000		Nov-2005	615,164	—	—	(60,465)
Soybean	5,300		May-2006	151,951	—	—	134,606

Wheat	6,800		Sep-2005	—	—	—	(17,013)

OPTIONS
Call Buy
Corn	31,750		Sep-2005	—	394,213	116,466	(277,747)

Call sale
Corn	20,955		Dec-2005	—	(336,873)	(226,839)	110,034

Soybean	7,780		Nov-2005	860	(129,875)	(118,549)	11,326
Soybean	9,520		May-2006	—	(291,001)	(160,462)	130,539

Put Buy
Corn	14,605		Dec-2005	—	302,827	342,051	39,224
Soybean	12,700		May-2006	(445,259)	404,964	538,881	133,917

Put Sale
Corn	31,750		Dec-2005	—	(340,456)	(537,534)	(197,078)

Soybean	1,700		Sep-2005	8,701	(23,968)	(5,849)	18,119
Soybean	700		Nov-2005	—	(12,242)	(5,017)	7,225

Total	208,510	175,000		419,721	(32,411)	(56,852)	74,602

The deposits/cost on open futures and options as of June 30, 2005 were Ps. 419,721, and futures generated an unrealized gain of Ps. 99,043. The premiums paid for open options as of June 30, 2005 amounted to Ps. 32,411; the market value of such options was of Ps. (56,852). The options resulted in an unrealized loss of Ps. 24,441. The total unrealized gain loss on open futures and options was Ps.74,602 as of June 30, 2005.

Set forth below is the information regarding changes in the fair market value of future and option contracts at June 30, 2005:

Fair market value of contracts outstanding at the beginning of the year	Ps.	(346,108)
Contracts realized or otherwise settled during the year		346,108

Fair value of contracts when entered into during the year		387,310
Changes in fair values attributable to changes in valuation techniques and assumptions		—
Other changes in fair value		74,602

Fair value of contracts outstanding at the end of the year(a)		461,912

(a)	As of June 30, 2005, the maturity dates of all futures and option contracts are less than one year.

The fair value of our futures and options contracts is determined by calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We use valuation models only for internal analysis. Therefore, figures set forth in our tables reflect real market prices used for pricing portfolio.

We use the options operations to combine them with the futures operations, only as a means to reduce the exposure towards the decrease of the prices, as the fact of being a producer implies the position of being bought, up to the moment that the grains are harvested and sold.

Futures and Options

Crop	Tons	Troy oz.	Maturity month	Future Price (Pesos)	Total Amount (Pesos)	Strike Price (Pesos)	Premium Cost (Pesos/Ton)	Hypothetical Market value (Ps.)	Unrealized (Loss) Earnings (Ps.)
Corn
Futures

Sale	2,800		Sep-2005	209.44	(586,445)			233.37	67,002
Sale	31,750		Dec-2005	265.54	(8,431,043)			287.73	704,349
Sale	1,600		Apr-2006	216.10	(345,760)			238.10	35,207

Options

Call Buy	31,750		Sep-2005			293.46	12.42	233.37	394,213

Call Sale	20,955		Dec-2005			284.22	(16.08)	240.63	(336,873)

Put Buy	14,605		Dec-2005			270.88	20.73	240.63	302,827

Put Sale	31,750		Dec-2005			259.60	(10.72)	240.63	(340,456)

Crop	Tons	Troy oz.	Maturity month	Future Price (Pesos)	Total Amount (Pesos)	Strike Price (Pesos)	Premium Cost (Pesos/Ton)	Hypothetical Market value (Ps.)	Unrealized (Loss) Earnings (Ps.)
Soybean
Futures

Sale	22,000		Nov-2005	523.35	(11,513,614)			578.70	1,217,873
Sale	5,300		May-2006	496.16	(2,629,641)			517.84	114,898

Options

Call Sale	7,780		Nov-2005			833.26	(16.69)	578.70	(129,875)
Call Sale	9,520		May-2006			969.17	(30.57)	517.84	(291,001)

Put Buy	12,700		May-2006			487.39	31.89	517.84	404,964

Put Sale	1,700		Sep-2005			473.06	(14.10)	566.09	(23,968)
Put Sale	700		Nov-2005			481.66	(17.49)	578.70	(12,242)

Wheat
Futures

Buy	6,800		Sep-2005	350.43	2,382,926			387.62	252,870

Sale	6,800		Sep-2005	346.72	(2,357,675)			384.14	(254,482)

Silver
Futures
Buy		175,000	Sep-2005	20.79	3,369,011			22.31	265,664

					(19,842,241)				2,370,970

Item 12. Description of securities other than equity securities

This item is not applicable.

PART II

Item 13. Defaults, dividend arrearages and delinquencies

Defaults and partial waivers and debt agreements with IRSA’s creditors

Hoteles Argentinos S.A. mortgage loan

On January 26, 2001 IRSA’s subsidiary Hoteles Argentinos S.A. holder of 100% of the shates of Hotel Libertador, entered into a loan agreement with BankBoston N.A. for US$ 12 million. The transaction was guaranteed with a senior mortgage on the property which houses the Sheraton Libertador Hotel Buenos Aires.

On March 10, 2004 BankBoston N.A. assigned all rights and obligations arising from the loan agreement to Marathon Master Fund Ltd.

On December 16, 2004 IRSA’s wholly-owned subsidiary, Ritelco S.A., acquired Marathon Master Fund, Ltd.’s credit for the amount of US$ 8 million.

On March 23, 2005 Ritelco S.A. assigned the above-mentioned loan to Credit Suisse First Boston for the amount of US$ 8 million. In the context of such transaction IRSA signed a Credit Default Swap contract with Credit Suisse First Boston which guarantees the payment of Hoteles Argentinos S.A.’s debt once restructured and establishes that in the event of non-compliance the Company must repurchase this credit. In guarantee of Hoteles Argentinos S.A.’s compliance with the contract, IRSA made a payment of US$ 2 million to Credit Suisse First Boston.

Hoteles Argentinos S.A. has initiated its debt restructuring process, for which it must present a restructuring plan prior to March 15, 2006. The debt owed by Hoteles Argentinos S.A. has been valued at US$ 8.0 million on IRSA’s consolidated balance sheet.

Item 14. Material modifications to the rights of security holders and use of proceeds

This section is not applicable.

Item 15. Controls and procedures

(a) DISCLOSURE, CONTROLS AND PROCEDURES

As of the end of fiscal year 2005, we carried out an evaluation of the controls and procedures of our company with the participation of our chief executive officer and chief financial officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that materially affected, or is reasonably likely to materially affect our internal controls.

Item 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee was unanimously approved. Pursuant to this plan, the board of directors had to appoint the members of the audit committee who hold expertise in corporate administration, finance and accounting.

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On December 21, 2005, our board of directors officially appointed Jorge Oscar Fernández, Susan Segal, and Gabriel Adolfo Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. On date July 25, 2005, our Code of Ethics was amended by our board of directors. The reformed Code was informed by means of a 6K Form filing on August 1, 2005 and is available on our web site http://www.cresud.com.ar.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-k or in our next Forms 20-F to be filed to the SEC.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2005 and 2004, we were billed for a total amount of Ps. 0.26 million and Ps. 0.27 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During fiscal years ended June 30, 2005 and 2004, we were billed for a total amount of Ps. 0.01 million and Ps. 0.01 million respectively, for professional services rendered by our principal accountants mainly including fees related to security issuances and accounting certifications.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves, in advance, the engagement of auditors and their fees for audit and non-audit services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the Audit Committee and other special services that could be not included as fees related to the Audit Committee;

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

•	Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

This section is not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-170.

ITEM 19. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
3.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.4***	Agreement for the exchange of Corporate Service.

11.1****	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the registrant

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548).
**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-3 (File No. 333-90476).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 333-06548).
****	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005 (File No. 0001034957).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to signed this annual report on its behalf.

CRESUD S.A.C.I.F. Y A.

/s/ Alejandro G. Elsztain
By:	Alejandro G. Elsztain
Position: Director and Chief Executive Officer
December 23, 2005.

S-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

September 8, 2005, except for

Note 16, as to which the date is

December 23, 2005

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2005		2004
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 17.f))	Ps.	14,468,212	Ps.	12,749,164
Investments (Notes 4.b), 7, 17.c) and 17.f))		59,978,002		1,874,997
Trade accounts receivable, net (Notes 4.c), 7 and 17.f))		9,788,312		5,354,858
Other receivables (Notes 4.d), 7 and 17.f))		22,213,958		18,866,406
Inventories (Note 4.e))		46,293,640		35,441,885

		152,742,124		74,287,310

Non-Current Assets
Other receivables (Notes 4.d) and 7)		6,480,334		101,758
Inventories (Note 4.e))		53,223,179		44,740,030
Investments (Notes 4.b), 7 and 17.f))		394,899,782		393,382,176
Property and equipment, net (Note 17.a))		166,497,596		160,026,473

Subtotal		621,100,891		598,250,437

Negative goodwill, net		(30,430,822)		(25,869,346)

Total Assets	Ps.	743,412,193	Ps.	646,668,401

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 17.f))	Ps.	17,897,922	Ps.	10,840,177
Short-term debt (Notes 4.g), 7 and 17.f))		11,499,782		8,090,261
Salaries and social security payable (Notes 4.h) and 7)		1,748,138		1,475,373
Taxes payable (Notes 4.i) and 7)		20,203,393		2,206,532
Other liabilities (Notes 4.j) and 7)		14,630,905		6,688,993

		65,980,140		29,301,336

Non-Current Liabilities
Long-term debt (Notes 4.g), 7 and 17.f))		114,693,553		125,880,874
Taxes payable (Notes 4.i) and 7)		39,285,385		26,213,217
Other liabilities (Note 7)		1,000		1,000
Provision for lawsuits and contingencies (Note 7)		104,198		38,327

		154,084,136		152,133,418

Total Liabilities		220,064,276		181,434,754

Minority interest		276,947		65,451

SHAREHOLDERS’ EQUITY		523,070,970		465,168,196

Total Liabilities and Shareholders’ Equity	Ps.	743,412,193	Ps.	646,668,401

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Sales
Crops	Ps.	30,893,216	Ps.	26,838,376	Ps.	50,167,010
Beef cattle		36,826,885		27,723,604		20,566,175
Milk		3,463,144		3,191,948		2,414,992
Feed lot		2,129,838		7,120,335		4,453,320
Others		4,859,931		4,778,545		1,985,004

Total sales		78,173,014		69,652,808		79,586,501

Cost of sales
Crops		(21,327,694)		(15,405,391)		(39,425,551)
Beef cattle		(32,819,805)		(21,080,583)		(11,776,035)
Milk		(2,094,975)		(1,307,963)		(1,483,172)
Feed lot		(1,855,279)		(6,185,770)		(4,193,289)
Others		(1,560,860)		(1,123,049)		(1,387,410)

Total cost of sales (Note 17.e))		(59,658,613)		(45,102,756)		(58,265,457)

Gross profit		18,514,401		24,550,052		21,321,044

Selling expenses (Note 17.g)		(6,595,641)		(4,903,065)		(6,018,073)
Administrative expenses (Note 17.g))		(7,271,279)		(5,740,114)		(4,567,092)
Net gain on the sale of farms		19,987,989		1,668,751		4,869,484
Inventory holding gain		11,622,122		2,236,255		12,402,776

Operating income		36,257,592		17,811,879		28,008,139

Financial results, net: (Note 4.k))
Financial results generated by assets		72,275,349		19,739,830		(51,632,606)
Financial results generated by liabilities		(8,523,963)		(19,758,799)		40,567,383

Total financial results, net		63,751,386		(18,969)		(11,065,223)

Equity gain from related companies		28,087,632		26,669,884		67,706,143

Other (expense) income, net:
Gain on sale of fixed assets		45,398		277,678		32,734
Donations		(1,900,000)		(706,200)		(2,000,000)
Shareholders personal assets tax and miscellaneous		(3,210,784)		64,761		(124,618)

Total other expenses, net		(5,065,386)		(363,761)		(2,091,884)

Management fee		(8,533,213)		(3,567,003)		(7,224,996)

Income before income tax and minority interest		114,498,011		40,532,030		75,332,179

Income tax expense (Note 12)		(37,787,594)		(8,570,269)		(10,531,263)
Minority interest		88,501		141,261		224,045

Net income for the year	Ps.	76,798,918	Ps.	32,103,022	Ps.	65,024,961

Earnings per share (Notes 3.s) and 13):
Basic net income per common share	Ps.	0.49	Ps.	0.23	Ps.	0.54
Diluted net income per common share		0.25		0.13		0.19

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 5)		Treasury stock		Inflation adjustment of common stock and treasury stock		Paid-in-capital		Total		Legal reserve		(Accumulated deficit) / Retained earnings		Total
Balances as of June 30, 2002	Ps.	120,152,102	Ps.	4,132,290	Ps.	166,218,124	Ps.	89,784,877	Ps.	380,287,393	Ps.	5,833,163	Ps.	(63,503,438)	Ps.	322,617,118

Exercise of stock options		3,559,853		(3,559,853)		—		—		—		—		3,564,008		3,564,008
Conversion of notes into common stock		386,140		—		—		206,898		593,038		—		—		593,038
Net income for the year.		—		—		—		—		—		—		65,024,961		65,024,961

Balances as of June 30, 2003	Ps.	124,098,095	Ps.	572,437	Ps.	166,218,124	Ps.	89,991,775	Ps.	380,880,431	Ps.	5,833,163	Ps.	5,085,531	Ps.	391,799,125

Exercise of stock options		332,437		(332,437)		—		—		—		—		332,437		332,437
Conversion of notes into common stock		13,136,577		—		—		6,228,397		19,364,974		—		—		19,364,974
Exercise of warrants		12,965,710		—		—		10,102,928		23,068,638		—		—		23,068,638
Appropriation of profits resolved by the shareholders’ meeting held on October 31, 2003:
- Legal reserve		—		—		—		—		—		254,277		(254,277)		—
- Cash dividends (Ps. 0.01 per share)		—		—		—		—		—		—		(1,500,000)		(1,500,000)
Net income for the year		—		—		—		—		—		—		32,103,022		32,103,022

Balances as of June 30, 2004	Ps.	150,532,819	Ps.	240,000	Ps.	166,218,124	Ps.	106,323,100	Ps.	423,314,043	Ps.	6,087,440	Ps.	35,766,713	Ps.	465,168,196

Exercise of stock options		240,000		(240,000)		—		—		—		—		240,000		240,000
Conversion of notes into common stock		5,918,871		—		—		2,938,140		8,857,011		—		—		8,857,011
Exercise of warrants		6,092,889		—		—		4,826,490		10,919,379		—		—		10,919,379
Appropriation of profits resolved by Shareholders´ Meeting held on October 22, 2004
- Legal reserve		—		—		—		—		—		1,605,151		(1,605,151)		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		(3,000,000)		(3,000,000)
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders (Note 5)		—		—		—		(35,912,534)		(35,912,534)		—		—		(35,912,534)
Net income for the year		—		—		—		—		—		—		76,798,918		76,798,918

Balances as of June 30, 2005	Ps.	162,784,579	Ps.	—	Ps.	166,218,124	Ps.	78,175,196	Ps.	407,177,899	Ps.	7,692,591	Ps.	108,200,480	Ps.	523,070,970

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Cash flows from operating activities:
Net income for the year	Ps.	76,798,918	Ps.	32,103,022	Ps.	65,024,961
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities:
Income tax expense		37,787,594		8,570,269		10,531,263
Depreciation		4,169,139		3,567,504		3,316,130
Amortization of intangible assets		—		369,637		509,416
Minority interest		(88,501)		(141,261)		(224,045)
Equity gain from related companies		(28,087,632)		(26,669,884)		(67,706,143)
Gain on inventory holding		(11,622,122)		(2,236,255)		(12,402,776)
Gain on the sale of farms		(19,987,989)		(1,668,751)		(4,869,484)
Gain on the sale of fixed assets		(45,398)		(277,678)		(32,734)
Accrual for management fees		8,239,263		1,537,173		3,204,773
Accrued expenses and allowance for doubtful accounts		14,743,900		6,634,767		2,474,001
Financial results		(9,594,906)		(10,246,273)		(9,584,429)
Gain from sale of non-current investments		(68,754,172)		—		—
Changes in operating assets and liabilities:

Decrease in current investments		4,101,258		11,551,129		5,698,056
(Increase) decrease in trade accounts receivable		(4,452,087)		2,411,916		9,558,187
(Increase) decrease in other receivables		(2,805,883)		(13,578,079)		1,007,830
(Increase) decrease in inventory		(8,820,992)		(17,225,042)		19,305,258
Increase (decrease) in trade accounts payable		2,537,610		(3,732,327)		(4,809,530)
Decrease in salaries and social security payable and taxes payable		(6,445,800)		(4,508,493)		(10,537,076)
Increase in interest payable		11,010,444		10,589,741		8,399,579
Dividends collected		1,653,096		1,549,938		1,478,533
(Decrease) increase in other liabilities		(10,436,614)		1,118,196		(7,905,974)

Net cash (used in) provided by operating activities		(10,100,874)		(280,751)		12,435,796

Cash flows from investing activities:
Net proceeds from sale of fixed assets		—		—		736,979
Net proceeds from sale of farms		28,456,272		4,856,094		12,013,619
Collection of secured receivables from sale of farms		1,127,138		1,008,000		2,543,257
Acquisition of farms and other property and equipment		(25,959,614)		(15,189,386)		(31,129,070)
Decrease (increase) in convertible notes		93,528,147		(1,199,671)		(176,627,072)
Increase in investments		(34,417,910)		(14,564,425)		(8,151,722)

Net cash provided by (used in) investing activities		62,734,033		(25,089,388)		(200,614,009)

Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		900,000		—		—
Exercise of warrants		10,919,379		23,068,638		—
Cash dividends paid		(3,000,000)		(1,500,000)		—
Proceeds from the exercise of stock options and subscription of treasury shares		240,000		332,437		3,564,008
Proceeds from short-term and long-term debt		44,356,365		6,757,677		177,457,104
Payments of short-term debt		(51,724,287)		(10,682,655)		(13,659,222)
Debt issuance costs		—		(1,305,850)		(1,717,514)

Net cash provided by financing activities		1,691,457		16,670,247		165,644,376

Net increase (decrease) in cash and cash equivalents		54,324,616		(8,699,892)		(22,533,837)
Cash and cash equivalents as of the beginning of the year		13,137,931		21,837,823		44,371,660

Cash and cash equivalents as of year-end	Ps.	67,462,547	Ps.	13,137,931	Ps.	21,837,823

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	4,679,210	Ps.	10,704,568	Ps.	5,549,410
Income tax	Ps.	980,679	Ps.	1,240,371	Ps.	8,859,039
Non-cash transactions:
Inventory transferred to property and equipment	Ps.	1,108,210	Ps.	381,790	Ps.	210,551
Conversion of notes into common shares	Ps.	8,857,011	Ps.	19,364,974	Ps.	593,038
Increase in receivables from the sale of farms	Ps.	8,004,677	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

1. Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company is involved in various operations and activities including crop production, cattle rising and fattening, milk production, cattle feeding operation and certain forestry activities. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

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

b) Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control or joint control. Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

b) Basis of consolidation (continued)

A description of the subsidiaries over which Cresud has or had effective control or joint control, with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2005		2004		2003
Inversiones Ganaderas S.A.	99.	99%	99.	99%	99.	99%
Futuros y Opciones.Com S.A.	70.	00%	70.	00%	70.	00%
Cactus Argentina S.A. (ii)	50.	00%	50.	00%	50.	00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	The Company exercises joint control over Cactus Argentina S.A. (“Cactus”). Effective July 1, 2004 the Company adopted RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”) which, among other things, introduced certain amendments to prevailing standards on consolidation. As a result of the adoption, the Company started to consolidate on pro-rata basis the accounts of Cactus in its consolidated financial statements. As required by the transition provisions, this standard was retrospectively applied for comparative purposes.

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

d) Reclassifications

Certain reclassifications of prior years information have been made to conform to the current year presentation.

e) Acquisitions

Year ended June 30, 2005

On March 9, 2005 the Company signed a preliminary purchase agreement to acquire 72 hectares located in the district of Luján, Province of Buenos Aires, for a total consideration of Ps. 0.8 million. The closing of the purchase is anticipated to happen on June 1,2006.

On June 24, 2005 the Company acquired El Invierno farm covering 1,946 hectares located in the district of Rancul, Province of La Pampa, for a total purchase price of US$ 3.0 million. The Company paid US$ 1.5 million in cash and will pay the secured by mortgage balance in December 2005.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Dispositions

Year ended June 30, 2005

On February 1, 2005, the Company sold Ñacurutú farm, covering 30,350 hectares, located in the Department of General Obligado and Vera, Province of Santa Fe, for a total sales price of US$ 5.6 million, resulting in a gain of Ps. 7.7 million. The Company collected US$ 2.8 million in cash and will collect the balance in two equal installments in August 2005 and February 2006. (See Note 4.d.(i) for details)

On February 24, 2005 the Company signed a preliminary agreement to sell El Gualicho farm, covering 5,727 hectares, located in the Departments of General Roca and Presidente Roque Saenz Peña, Province of Córdoba, for a total consideration of US$ 5.7 million. The Company did not recognized revenue related to this transaction during fiscal year 2005. This sale will generate a profit of approximatelly US$ 3.4 million, once consummated.

On June 8, 2005 the company sold San Enrique farm, covering 977 hectares, located in the Department of General López, Province of Santa Fe, for a total consideration of US$ 5 million, resulting in a gain of Ps. 12.3 million.

Year ended June 30, 2004

On July 29, 2003, the Company sold three properties located in La Paz, Province of Catamarca, covering 5,997 hectares, for a total consideration of US$ 0.4 million, generating a gain of Ps. 0.6 million.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include but is not limited to those required in the accounting for the conversion of IRSA convertible notes, the allowance to doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

3. Significant accounting policies

On February 19, 2003, the CPCECABA approved RT N° 21, which was adopted by the Company on July 1, 2004(see Note 2.b for details of the adoption). On January 12, 2005 the CPCECABA approved RT No. 22 “Agricultural Activities” which establishes specific standards related to the Company’s business. At the date of issuance of these consolidated financial statements, the CNV has not approved this standard, which is effective as from July 1, 2005.

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

a) Revenue recognition

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, cattle feeding operation, and to a lesser extent, from the sale of charcoal and fence posts and leases. Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery. Revenue from the cattle feeding operation, primarily comprised of feeding, animal health and yardage, is recognized as services are performed.

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

e) Investments

Current

Current investments include mutual funds, mortgage bonds, government bonds and deposits in foreign banks. Mutual funds, mortgage bonds and government bonds are carried at their market value as of year-end, with unrealized gains and losses reported in earnings. Unrealized gains and losses on these investments are calculated using the specific-identification method. Deposits in foreign banks are valued at cost plus accrued interests at year-end. Current investments also include the interests on IRSA Convertible Notes.

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

The Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity.

Investment in IRSA Convertible Notes

The Company’s investment in IRSA Convertible Notes is carried at amortized cost at year-end.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

f) Negative goodwill, net

Negative goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the net identifiable assets acquired over the consideration paid for the acquisition of additional ownership interest in IRSA (Negative goodwill). Goodwill and negative goodwill are stated at cost (adjusted for inflation as described in Note 2.c)) less accumulated amortization. Goodwill is being amortized under the straight-line method over 5 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 20 years. As required by new accounting standards, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets. As of June 30, 2005 goodwill has been fully amortized.

g) Inventories

Livestock for raising and fattening are stated at their net realizable value. Livestock for dairy production and other purposes, which is not going to be sold within the next twelve months, is stated at its replacement cost as determined by agricultural appraisers. Inventory holding gains are segregated in a separate line to determine operating income.

Inventories of harvested crops are stated at current sales price less cost of disposal. Unharvested crop-growing costs are included as part of inventory and represent costs incurred to plant and maintain seed crops which will be harvested during the subsequent fiscal year. Inventories are periodically reviewed and reserves established for deteriorated, excess and obsolete items.

h) Property and equipment

Property and equipment are stated at cost (adjusted for the inflation as described in Note 2.c)), less accumulated depreciation.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

i) Intangible assets

(i) Web site development costs

In the past, the Company capitalized certain costs incurred in the development of the Company’s web site. Such costs were amortized under the straight-line method over a period of 3 years. As of June 30, 2004 web site development costs had been fully amortized.

(ii) Other intangible assets

Other intangible assets were stated at cost (adjusted for inflation as described in Note 2.c)), and were amortized over 3 years on a straight-line basis. As of June 30, 2004 these intangible assets had been fully amortized.

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

o) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using independent appraisals or based on the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

q) Commodity contracts

The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts designed to reduce exposure to changes in market prices. Realized gains and losses associated with these contracts are recorded in cost of products sold at the fair market value.

The Company also engages in trading of certain financial instruments. These instruments consist mainly of future contracts to purchase metals. Gains and losses associated with these instruments are recorded within “Financial results, net” in the accompanying consolidated financial statements.

Deposits and premiums paid are recorded as other receivables in the consolidated balance sheets. For details in the Company’s derivate instruments activity, see Note 6.

r) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2005, 2004 and 2003 were Ps. 0.07 million, Ps. 0.06 million and Ps. 0.03 million, respectively.

s) Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts:

a) Cash and banks

	As of June 30,
	2005		2004
Cash in banks	Ps.	13,963,589	Ps.	12,143,621
Collections to be deposited		395,994		473,355
Cash		108,629		132,188

	Ps.	14,468,212	Ps.	12,749,164

b) Investments

	As of June 30,
	2005		2004
Current
Mutual funds	Ps.	52,491,539	Ps.	61,203
Government bonds		4,198,685		97,726
Mortgage bonds		1,706,662		—
Interest of IRSA Convertible Notes		1,078,320		1,388,504
Deposits in foreign banks		502,796		327,564

	Ps.	59,978,002	Ps.	1,874,997

Non-Current
Equity investments (i)	Ps.	289,391,269	Ps.	260,419,568
IRSA Convertible Notes (ii)		105,487,796		132,941,891
Others		20,717		20,717

	Ps.	394,899,782	Ps.	393,382,176

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

b) Investments (continued)

(i) As of June 30, 2005, the Company had a 35.7% and 21.8% equity interest in Agro-Uranga S.A. and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) amounting to Ps. 16,531,826 and Ps. 272,859,443, respectively. During the year ended June 30, 2005 the Company exercised warrants acquiring common shares and also acquired additional shares for a total consideration of Ps. 34.4 million. The Company applied the purchase method in accounting for this acquisition of additional ownership, resulting in the recognition of a negative goodwill of Ps. 4.5 million net of amortization. Negative goodwill associated with the Company’s investment in IRSA amounted to Ps. 30.4 million as of June 30, 2005. As a result of the dilutive effect of warrants and conversion rights exercised by other shareholders during fiscal year 2005, the Company’s interest in IRSA decreased by 3.6%. The Company recorded the loss effect associated with the decrease in the carrying value of the investment in IRSA (including associated negative goodwill) amounting to Ps. 36.5 million as paid-in capital within shareholders’ equity.

(ii) In November 2002, IRSA issued US$ 100 million of 8% convertible notes due 2007 with non-detachable warrants to acquired additional shares of common stock (“IRSA Convertible Notes”). In accordance with the terms and conditions of the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for a conversion price of US$ 0.54505, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.65406 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. During November and December 2002, the Company subscribed US$ 49,692,668 of IRSA Convertible Notes. In addition, during fiscal years 2004 and 2005, the Company acquired from third parties US$ 250,500 and US$ 350,000 of IRSA Convertible Notes, respectively. During fiscal year 2004 the Company had exercised its conversion rights of US$ 5,000,000 of IRSA Convertible Notes. During fiscal year 2005, the Company sold US$ 8,754,271 of IRSA Convertible Notes for a total consideration of US$ 32.5 million (Ps. 93.5 million), resulting in a gain of Ps. 68.8 million. The gain from the sale of IRSA Convertible Notes has been included within “Financial results, net” in the accompanying consolidated statement of income.

c) Trade accounts receivable, net

	As of June 30,
	2005		2004
Trade accounts receivable	Ps.	9,781,175	Ps.	5,583,457
Related parties (Note 8)		393,481		183,468
Less:
Allowance for doubtful accounts (Note 17.d))		(386,344)		(412,067)

	Ps.	9,788,312	Ps.	5,354,858

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

d) Other receivables

	As of June 30,
	2005		2004
Current
Receivables from the sale of farms (i)	Ps.	8,217,166	Ps.	1,033,997
Prepaid leases		6,512,492		4,465,136
Guarantee deposits		2,314,696		2,307,893
Prepaid expenses, excluding leases		2,125,903		897,192
Prepaid taxes (net of accruals)		1,945,005		3,518,691
Margin deposits receivable from brokers		416,792		146,483
Premiums collected / paid in connection with derivate instruments		(56,456)		(265,378)
Related parties (Note 8)		242,679		750,944
Asset tax credit (ii)		54,872		4,182,758
Others		440,809		1,828,690

	Ps.	22,213,958	Ps.	18,866,406

Non-Current
Value added tax credit	Ps.	6,328,177	Ps.	—
Prepaid leases		75,915		—
Asset tax credit (ii)		60,818		56,450
Deferred income taxes (Note 12)		14,874		40,193
Others		550		5,115

	Ps.	6,480,334	Ps.	101,758

(i)	At June 30, 2004, receivables from the sale of farms included US$ 0.3 million related to the balance of the financing granted by the Company in connection with the sale of Tourné farm. This balance accrued interest at an annual fixed rate of 8% and was collected during fiscal year 2005. At June 30, 2005, receivables from the sale of farms relate to the financing granted by the Company in connection with the sale of Ñacurutú farm totaling US$ 2.8 million. This balance accrues interest at a fixed interest rate of 7% and will be collected in two equal installments in August 2005 and February 2006. As guarantee for the payment, the purchaser signed a mortgage on the acquired property in favor of the Company.
(ii)	The Company recorded the asset tax as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

e) Inventories

	As of June 30,
	2005		2004
Current
Crops	Ps.	24,930,778	Ps.	8,639,910
Livestock		15,157,171		18,829,580
Materials and others		4,613,485		4,686,649
Unharvested crops		826,336		1,603,897
Advances to suppliers		446,701		1,440,333
Seeds and fodder		319,169		241,516

	Ps.	46,293,640	Ps.	35,441,885

Non-Current
Livestock	Ps.	53,223,179	Ps.	44,740,030

	Ps.	53,223,179	Ps.	44,740,030

f) Trade accounts payable

	As of June 30,
	2005		2004
Suppliers	Ps.	10,580,146	Ps.	5,879,842
Accruals		5,125,813		2,571,651
Related parties (Note 8)		2,191,963		2,388,684

	Ps.	17,897,922	Ps.	10,840,177

g) Short-term and long-term debt

	As of June 30,
	2005		2004
Short-term debt:
Local financial loans (i)	Ps.	10,315,556	Ps.	6,757,677
Accrued interest on Convertible Notes (ii)		1,184,226		1,332,584

	Ps.	11,499,782	Ps.	8,090,261

Long-term debt:
Convertible Notes (ii)	Ps.	115,848,220	Ps.	127,587,867
Deferred financing costs		(1,154,667)		(1,706,993)

	Ps.	114,693,553	Ps.	125,880,874

(i)	At June 30, 2005 the balance relates to a short-term loan granted by Banco de la Nación Argentina for Ps. 10 million. This loan accrues interest at a fixed interest rate of 8% and matures on August 2005. Accrued interest amounts to Ps. 0.3 million at June 30, 2005. At June 30, 2004 the balance represented bank overdrafts.
(ii)	See Note 10 for details.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

h) Salaries and social security payable

	As of June 30,
	2005		2004
Provision for vacation and bonuses	Ps.	1,423,925	Ps.	1,070,155
Social security payable		232,099		198,550
Salaries payable		81,488		192,632
Others		10,626		14,036

	Ps.	1,748,138	Ps.	1,475,373

i) Taxes payable

	As of June 30,
	2005		2004
Current
Income tax payable, net	Ps.	19,623,507	Ps.	1,839,906
Gross sales tax payable		215,145		91,306
Income tax withholdings		165,166		188,125
Property tax payable		86,960		103,284
Asset tax payable, net		70,508		24,135
Value added tax payable		—		17,962
Sales tax withholdings		—		(80,728)
Value added tax withholdings		41,215		18,932
Others		892		3,610

	Ps.	20,203,393	Ps.	2,206,532

Non-Current
Deferred income taxes (Note 12)		39,285,385		26,213,217

	Ps.	39,285,385	Ps.	26,213,217

j) Other liabilities

	As of June 30,
	2005		2004
Current
Management fee payable (Note 8)	Ps.	8,239,263	Ps.	1,537,173
Security transactions payable		4,180,593		—
Advance from customers		2,055,200		4,432,500
Related parties		135,464		684,373
Others		20,385		34,947

	Ps.	14,630,905	Ps.	6,688,993

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

k) Financial results, net

	As of June 30,
	2005		2004		2003
Generated by assets:
Exchange (loss) gain and discounts	Ps.	(6,165,232)	Ps.	9,628,925	Ps.	(54,224,852)
Interest income		551,398		235,798		766,747
Allowance for doubtful accounts		(12,809)		65,258		(64,469)
CER on receivable balances		—		(303,646)		503,582
Tax on bank account operations		(1,592,008)		(1,414,030)		(1,042,292)
Loss on exposure to inflation		—		—		(4,817,838)
Gain from sale of IRSA Convertible Notes		68,754,172		—		—
Interest income on IRSA Convertible Notes		9,965,370		11,517,318		7,080,857
Others		774,458		10,207		165,659

	Ps.	72,275,349	Ps.	19,739,830	Ps.	(51,632,606)

Generated by liabilities:
Interest expense on Convertible Notes	Ps.	(9,609,672)	Ps.	(10,589,742)		(6,965,029)
CER on liabilities		(7,875)		(19,503)		(560,311)
Gain on exposure to inflation		—		—		6,125,501
Exchange gain (loss) and discounts		3,137,609		(8,041,474)		43,154,438
Others		(2,044,025)		(1,108,080)		(1,187,216)

	Ps.	(8,523,963)	Ps.	(19,758,799)	Ps.	40,567,383

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a) Common stock

As of June 30, 2005, the Company had 162,784,579 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued	Par value		Paid-in-capital
Balance as of June 30, 2002	120,152,102	Ps.	120,152,102	Ps.	89,784,877
Exercise of stock options	3,559,853		3,559,853		—
Conversion of Convertible Notes into common shares	386,140		386,140		206,898

Balances as of June 30, 2003	124,098,095		124,098,095		89,991,775

Exercise of stock options	332,437		332,437		—
Exercise of warrants	12,965,710		12,965,710		10,102,928
Conversion of Convertible Notes into common shares	13,136,577		13,136,577		6,228,397

Balance as of June 30, 2004	150,532,819		150,532,819		106,323,100

Exercise of stock options	240,000		240,000
Exercise of warrants	6,092,889		6,092,889		4,826,490
Conversion of Convertible Notes into common shares	5,918,871		5,918,871		2,938,140
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders	—		—		(35,912,534)

Balance as of June 30, 2005	162,784,579	Ps.	162,784,579	Ps.	78,175,196

b) Treasury stock

The Company repurchases outstanding shares of common stock when it believes that its stock is undervalued in the marketplace.

At June 30, 2001 treasury shares totaled 4,614,643. The Company recorded the acquisitions of treasury shares as a reduction in retained earnings. In January 2002, the shareholders exercised their pre-emptive rights and acquired 2,353 shares of treasury stock at a price of Ps. 1 per share. As discussed in Note 9, the shareholders approved a stock option plan relating to the remaining 4,612,290 treasury shares. During fiscal years 2002, 2003, 2004 and 2005, beneficiaries of the stock option plan exercised their rights and subscribed 480,000, 3,559,853, 332,437 and 240,000 shares, respectively.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity (continued)

d) Paid-in capital

As described in Note 3.e), the Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity. As described in Note 4.b)(i), during fiscal year 2005 the Company’s interest in IRSA decreased by 3.6% as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, resulting in a loss effect of Ps. 36.5 million recorded as paid-in capital. In addition, during fiscal year 2005 the minority shareholders of Futuros y Opciones.Com S.A. (“FYO”) made contributions in excess of their ownership interests, resulting in a gain effect of Ps. 0.6 million to the Company, which has also been recorded as paid-in capital.

e) Restrictions on distribution of profits

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

6. Commodities futures and option contracts

The Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.q), derivate financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

As of June 30, 2005 and 2004, the Company had open commodity crop future contracts amounting to US$ (8.1) million and US$ 1.0 million, respectively. At June 30, 2005 and 2004, these contracts covered a notional volume of 77,050 and 13,272 tons, respectively, of various crops, including soybean, wheat and corn. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2005 and 2004, the Company opened call and put options that strike at weighted average prices per ton of US$ 134.0 and US$ 155.4 covering notional amounts of 131,460 and 45,745 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2005 mature at various dates, through May 2006. The Company recognized a (loss) gain from commodity-crop-based contract activity of Ps. (4.2) million, Ps. 0.05 million and Ps. 0.3 million for the years ended June 30, 2005, 2004 and 2003, respectively. The Company recognizes gains and losses associated with these contracts as part of cost of products sold.

The Company also engages in trading for certain financial instruments. At June 30, 2005 the Company had 35 future contracts outstanding to purchase 175,000 troy ounces of silver at an average price of US$ 7.253 maturing in September 2005. The Company recognized a loss of Ps. 0.1 million during the year ended June 30, 2005 in connection with these contracts.

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

7. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2005 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	1,078,320	Ps.	—	Ps.	—	Ps.	105,487,796	Ps.	58,920,399	Ps.	165,486,515
Trade accounts receivables, net		9,787,593		—		—		—		—		719		9,788,312
Other receivables		9,655,284		1,388,408		4,115,610		5,324		—		13,529,666		28,694,292

	Ps.	19,442,877	Ps.	2,466,728	Ps.	4,115,610	Ps.	5,324	Ps.	105,487,796	Ps.	72,450,784	Ps.	203,969,119

Liabilities
Trade accounts payable	Ps.	12,626,584	Ps.	4,308,000	Ps.	—	Ps.	—	Ps.	—	Ps.	963,338	Ps.	17,897,922
Short-term and long-term debt		10,315,556		1,184,226		—		—		114,693,553		—		126,193,335
Salaries and social security payable		1,721,673		6,583		19,882		—		—		—		1,748,138
Taxes payable		509,378		19,694,015		—				—		39,285,385		59,488,778
Other liabilities		14,496,710		—		—		—		—		135,195		14,631,905
Provisions		—		—		—		—		—		104,198		104,198

	Ps.	39,669,901	Ps.	25,192,824	Ps.	19,882	Ps.	—	Ps.	114,693,553	Ps.	40,488,116	Ps.	220,064,276

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities (continued)

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	—	Ps.	105,487,796	Ps.	58,899,682	Ps.	—	Ps.	1,078,320	Ps.	20,717	Ps.	165,486,515
Trade accounts receivable, net		—		—		—		—		9,788,312		—		9,788,312
Other receivables		8,095,402		—		2,314,696		—		11,803,860		6,480,334		28,694,292

	Ps.	8,095,402	Ps.	105,487,796	Ps.	61,214,378	Ps.	—	Ps.	22,670,492	Ps.	6,501,051	Ps.	203,969,119

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	17,897,922	Ps.	—	Ps.	17,897,922
Short-term and long-term debt		10,315,556		115,848,220		—		—		1,184,226		(1,154,667)		126,193,335
Salaries and social security payable		—		—		—		—		1,748,138		—		1,748,138
Taxes payable		—		—		—		—		20,203,393		39,285,385		59,488,778
Other liabilities		—		—		—		—		14,630,905		1,000		14,631,905
Provisions		—		—		—		—		—		104,198		104,198

	Ps.	10,315,556	Ps.	115,848,220	Ps.	—	Ps.	—	Ps.	55,664,584	Ps.	38,235,916	Ps.	220,064,276

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

On November 25, 2003 Dolphin Fund Management S.A. spun off in two companies. One of them is Consultores Asset Management S.A. (“CAM”) and the other remains as Dolphin Fund Management S.A. As a consequence of the spin off, the Consulting Agreement has been assigned to CAM. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s First vice Chairman of the Board holds the other 15% of its capital stock.

Pursuant to the terms of the Consulting Agreement, CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps.8.5 million, Ps. 3.6 million and Ps. 7.2 million for the years ended June 30, 2005, 2004 and 2003, respectively. Fees are fully paid subsequent to year-end.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties (continued)

During the years ended June 30, 2005 and 2004 the Company invested in shares and convertible notes of IRSA. IRSA is one of the leading Argentine real estate companies engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Certain shareholders and/or directors of the Company are also directors as well as shareholders of IRSA.

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2005, 2004 and 2003 IRSA and its subsidiaries provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 0.5 million, Ps. 0.4 million and Ps. 0.4 million, respectively. In the same way, the Company provided corporate services to IRSA and its subsidiaries for Ps. 0.2 million and Ps. 0.2 million during the fiscal years ended June 30, 2005 and 2004, respectively.

Since November 2001, the Company leased office space under a cancelable operating lease from IRSA and its subsidiaries. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2005, 2004 and 2003 amounted to Ps. 0.12 million, Ps. 0.07 million and Ps. 0.03 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization of which a shareholder and director of the Company is a director and his wife is the President. The Company paid Ps.1,177,988, Ps. 1,130,150 and Ps. 361,650 during the years ended June 30, 2005, 2004 and 2003, respectively. In addition, at June 30, 2005 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1.9 million, which is included within “trade accounts payable”.

During the years ended June 30, 2005, 2004 and 2003, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.2 million, Ps. 0.1 million and Ps. 0.1 million, respectively. Certain directors of the Company are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) subscribed US$ 22.6 million of the Company’s Convertible Notes. IFISA is a Uruguayan holding company, which holds approximately 17.3% of the Company’s common stock at June 30, 2005, and for which a shareholder and director of the Company may be deemed beneficial owner by virtue of his voting power.

Assuming IFISA exercises its conversion rights of all of the Convertible Notes and warrants of the Company and no exercise of such rights by any of the other bondholders, IFISA would own 47.6 % of the common shares of the Company. In the case all bondholders exercise their conversion rights and warrants and IFISA exercises them as well, IFISA would own 38.1 % of the common stock of the Company.

At June 30, 2005 and 2004 certain directors and other shareholders were also holders of Convertible Notes, totaling US$ 16.2 million and US$ 19.2 million, respectively.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9. Stock option plan (continued)

After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock were reserved for the Plan.

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

During fiscal years 2005, 2004 and 2003 the beneficiaries acquired 240,000, 332,437 and 3,559,853 shares for a total consideration of Ps. 0.2 million, Ps. 0.3 million and Ps. 3.6 million, respectively. At June 30, 2005 all stock options had been exercised.

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

During fiscal years 2005, 2004 and 2003, holders of approximately US$ 3.0 million, US$ 6.7 million and US$ 0.2 million of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 5,918,871, 13,136,577 and 386,140 shares of common stock, respectively. As a result, at June 30, 2005 the outstanding balance of the Company’s Convertible Notes amounts to US$ 40.1 million.

In addition, during fiscal years 2005 and 2004, the Company issued 6,092,889 and 12,965,710 shares of common stock as a result of the exercise of 3,093,975 and 6,583,985 warrants for a total consideration of Ps. 10,9 million and Ps. 23.1 million, respectively. At June 30, 2005 there were 40,322,030 outstanding warrants.

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

The Company is primarily engaged in agricultural operations, which are subject to risk, including market prices, weather conditions and environmental concerns. The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the consolidated statement of income.

The Company conducts business in five business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers. The Beef Cattle segment consists of the raising and fattening of beef cattle from its own stock and the acquisition and fattening of beef cattle for sale to meat processors. The Company only sells live beef cattle and the Company is not engaged in any slaughtering activities. The Milk segment consists of the production of milk for sale to dairy companies. The feed lot segment includes the cattle feeding operation. Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts. The Company evaluates the performance of its business segments based on gross profit less selling expenses. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. The Company’s principal operations and markets are located in Argentina, the country of domicile. See Note 16.II.d), for a discussion of significant customers. Financial information for each segment follows:

Year ended June 30, 2005:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non Operating (ii)		Total
Sales	Ps.	30,893,216	Ps.	36,826,885	Ps.	3,463,144	Ps.	2,129,838	Ps.	4,859,931	Ps.	—	Ps.	78,173,014
Cost of sales		(21,327,694)		(32,819,805)		(2,094,975)		(1,855,279)		(1,560,860)		—		(59,658,613)
Inventory holding gain		—		10,162,102		1,460,020		—		—		—		11,622,122
Selling expenses		(4,499,047)		(1,141,915)		(9,168)		—		(945,511)		—		(6,595,641)
Segment gain		5,066,475		13,027,267		2,819,021		274,559		2,353,560		—		23,540,882
Depreciation		(1,874,960)		(1,223,081)		(375,340)		(296,316)		(381,081)		(18,361)		(4,169,139)
Assets		133,819,848		140,555,289		18,289,060		4,198,895		1,798,025		444,751,076		743,412,193

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11. Segment information (continued)

Year ended June 30, 2004:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non Operating (ii)		Total
Sales	Ps.	26,838,376	Ps.	27,723,604	Ps.	3,191,948	Ps.	7,120,335	Ps.	4,778,545	Ps.	—	Ps.	69,652,808
Cost of sales		(15,405,391)		(21,080,583)		(1,307,963)		(6,185,770)		(1,123,049)		—		(45,102,756)
Inventory holding gain		—		1,847,947		388,308		—		—		—		2,236,255
Selling expenses		(2,892,622)		(1,256,640)		—		—		(753,803)		—		(4,903,065)
Segment gain		8,540,363		7,234,328		2,272,293		934,565		2,901,693		—		21,883,242
Depreciation		(1,508,431)		(1,020,808)		(178,341)		(346,085)		(53,407)		(460,432)		(3,567,504)
Assets		105,482,252		122,411,089		8,584,104		4,857,053		1,065,978		404,267,925		646,668,401

Year ended June 30, 2003:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non operating (ii)		Total
Sales	Ps.	50,167,010	Ps.	20,566,175	Ps.	2,414,992	Ps.	4,453,320	Ps.	1,985,004	Ps.	—	Ps.	79,586,501
Cost of sales		(39,425,551)		(11,776,035)		(1,483,172)		(4,193,289)		(1,387,410)		—		(58,265,457)
Inventory holding gain		—		11,418,577		984,199		—		—		—		12,402,776
Selling expenses		(4,389,863)		(1,234,975)		(13,313)		—		(379,922)		—		(6,018,073)
Segment gain		6,351,596		18,973,742		1,902,706		260,031		217,672		—		27,705,747
Depreciation		(1,374,900)		(1,249,660)		(244,904)		(186,021)		(40,472)		(220,173)		(3,316,130)
Assets		87,229,900		133,675,927		9,352,966		4,971,296		5,460,091		328,646,644		569,336,824

(i)	Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts and leases. For the years ended June 30, 2004 and 2003, others also include certain developing stage activities primarily consisting of the Company’s online investment initiatives related to www.fyo.com web site.
(ii)	Identifiable operating assets represent assets on hand at year-end which are allocable to a particular segment either by their direct use or by allocation when used jointly by two or more segments. General corporate assets, included as non-operating assets, consist principally of cash and cash equivalents, temporary investments, certain other receivables and property and equipment used in general corporate business.

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

Income tax expense for the years ended June 30, 2005, 2004 and 2003 consists of the following:

	2005		2004		2003
Current income tax expense	Ps.	24,690,107	Ps.	5,079,627	Ps.	6,575,567
Deferred income tax expense		13,097,487		3,490,642		3,955,696

Income tax expense	Ps.	37,787,594	Ps.	8,570,269	Ps.	10,531,263

Income tax expense for the years ended June 30, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2005		2004		2003
Income tax expense at statutory tax rate on pretax income	Ps.	40,317,315	Ps.	14,575,123	Ps.	26,472,200
Donations		260,224		(29,911)		574,000
Inflation adjustment		2,042,579		2,046,964		5,445,787
Equity gain from related companies		(9,830,671)		(9,334,459)		(23,697,150)
Results from sale of non-current investments		3,908,250		1,135,034		1,785,678
Tax on personal assets of shareholders		1,164,591		—		—
Other		(74,694)		177,518		(49,252)

Income tax expense	Ps.	37,787,594	Ps.	8,570,269	Ps.	10,531,263

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2005 and 2004 are presented below:

	2005		2004
Other	Ps.	14,874	Ps.	40,193

Net deferred tax assets	Ps.	14,874	Ps.	40,193

	2005		2004
Other receivables	Ps.	521,980	Ps.	29,015
Property and equipment		(22,620,459)		(13,527,456)
Inventories		(15,722,206)		(12,634,376)
Tax loss carryforwards		2,542,740		2,224,649
Unrealized/realized holding gain on non-current investments		(2,730,109)		(1,220,989)
Provisions and others		(1,277,331)		(1,084,060)

Net deferred tax liability	Ps.	(39,285,385)	Ps.	(26,213,217)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12. Income tax (continued)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2005 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 7.3 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2008.

13. Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	76,798,918	Ps.	32,103,022	Ps.	65,024,961
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		9,609,672		10,589,742		6,965,029
Foreign currency exchange (loss) gain		(2,882,637)		7,501,875		(36,195,969)

Income tax effects		(2,195,872)		(5,905,555)		9,541,706
Management fee		(453,116)		(1,218,606)		1,968,923

Net income available to common shareholders plus assumed conversions	Ps.	80,876,965	Ps.	43,070,478	Ps.	47,304,650

Denominator:
Weighted-average number of shares outstanding		155,343,629		137,137,783		121,388,429
Plus: incremental shares of assumed conversions:
Stock options		115,856		357,229		2,245,704
Warrants		83,352,331		92,571,672		61,506,904
Convertible Notes		82,402,576		91,147,708		61,385,629

Adjusted weighted-average number of shares		321,214,392		321,214,392		246,526,666

Basic and diluted EPS:
Basic net income per common share	Ps.	0.49	Ps.	0.23	Ps.	0.54
Diluted net income per common share		0.25		0.13		0.19

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2005		2004		2003
Cash and banks	Ps.	14,468,212	Ps.	12,749,164	Ps.	17,277,569
Current investments		59,978,002		1,874,997		6,085,663

Total cash and banks and current investments as per balance sheet		74,446,214		14,624,161		23,363,232
Less: Items not considered cash and cash equivalents
- Government bonds		(4,198,685)		(97,726)		(103,094)
- Mortgage bonds		(1,706,662)		—		—
- Interest of IRSA Convertible Notes		(1,078,320)		(1,388,504)		(1,422,315)

Cash and cash equivalents as shown in the statement of cash flows	Ps.	67,462,547	Ps.	13,137,931	Ps.	21,837,823

15. Subsequent events

Subsequent to year-end the Company acquired three plots of land covering approximately 6,022 hectares located in the district of Uruguay, Province of Entre Ríos, for a total consideration of US$ 16 million.

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

	Year ended June 30,
	2005		2004		2003
Reconciliation of net income:

Net income under Argentine GAAP	Ps.	76,798,918	Ps.	32,103,022	Ps.	65,024,961
US GAAP adjustments:
Accounting for IRSA investment (Note 16.I.b))		18,990,428		(23,766,285)		(814,539)
Valuation of inventories (Note 16.I.c))		(5,903,815)		(3,730,519)		(11,902,809)
Deferred income tax (Note 16.I.d))		6,716,470		4,319,955		7,968,340
Website development costs (Note 16.I.f))		—		352,593		470,122
Amortization expense (Note 16.I.h))		59,155		(33,229)		(33,229)
Elimination of gain on acquisition of minority interest (Note 16.I.i))		32,369		32,369		32,369
Available-for-sale securities (Note 16.I.j))		(306,190)		9,992		(21,034)
Investment in Agro-Uranga S.A. (Note 16.I.k))		74,046		117,788		98,424
Accounting for stock options (Note 16.I.l))		(181,516)		(560,205)		(2,508,565)
Accounting for convertible notes (Note 16.I.m))		(8,485,907)		(8,654,148)		(13,866,884)
Effect of US GAAP adjustments on management fee (Note 16.I.n))		(1,099,504)		3,201,747		2,071,885
Minority interest (Note 16.I.o))		—		(105,778)		(141,037)

Net income under US GAAP	Ps.	86,694,454	Ps.	3,287,302	Ps.	46,378,004

Earnings per share under US GAAP (Note 16.II.f)):
Basic net income per common share	Ps.	0.56	Ps.	0.02	Ps.	0.38
Diluted net income per common share	Ps.	0.34	Ps.	0.02	Ps.	0.19

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

	As of June 30,
	2005		2004
Reconciliation of shareholders’ equity:

Total shareholders’ equity under Argentine GAAP	Ps.	523,070,970	Ps.	465,168,196
US GAAP adjustments:
Accounting in IRSA investment (Note 16.I.b))		(77,853,543)		(132,013,524)
Valuation of inventories (Note 16.I.c))		(36,272,352)		(30,368,537)
Deferred income tax (Note 16.I.d))		(21,429,086)		(28,038,389)
Differences in basis relating to purchase accounting (Note 16.I.g))		166,150		166,150
Amortization expense (Note 16.I.h))		(166,150)		(225,305)
Elimination of gain on acquisition of minority interest (Note 16.I.i))		(1,170,530)		(1,202,899)
Investment in Agro-Uranga S.A. (Note 16.I.k))		(472,878)		(546,924)
Accounting for convertible notes (Note 16.I.m))		18,592,030		27,077,937
Effect of US GAAP adjustments on management fee (Note 16.I.n))		21,395,309		22,494,813
Minority interest (Note 16.I.o))		—		—

Shareholders’ equity under US GAAP	Ps.	425,859,920	Ps.	322,511,518

	Year ended June 30,
	2005		2004
Description of changes in shareholders’ equity under US GAAP:

Shareholders’ equity at the beginning of the year	Ps.	322,511,518	Ps.	272,349,817
Distribution of cash dividends		(3,000,000)		(1,500,000)
Exercise of warrants – par value		6,092,889		12,965,710
Conversion of notes into common shares – par value		5,918,871		13,136,577
Additional paid-in-capital-common shares		7,843,142		16,229,499
Additional paid-in-capital-warrants		(78,512)		101,826
Additional paid-in-capital-stock options		181,516		560,205
Exercise of stock options – par value		240,000		332,437
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between the equity investees and subsidiaries and other shareholders.		(3,215,573)		—
Change in other comprehensive income of equity investees		2,472,592		5,054,642
Change in unrealized holding gain on available-for-sale securities outstanding at the end of the year		199,023		(6,497)
Net income under US GAAP		86,694,454		3,287,302

Shareholders’ equity as of the end of the year	Ps.	425,859,920	Ps.	322,511,518

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items:

a) Retrospective application of accounting standards

As discussed in Note 2.b., under Argentine GAAP and as a result of the adoption of RT No. 21, during fiscal year 2005 the Company began consolidating the accounts of Cactus on a pro-rata basis. As required by the transition provisions, this new standard was retrospectively applied for comparative purposes. Therefore, the Company has made certain reclassifications in the US GAAP reconciliation of prior years to reflect the US GAAP adjustments of Cactus on a pro-rata consolidated basis.

b) Accounting for IRSA investment

Under both Argentine and US GAAP the Company’s investment in IRSA is accounted for under the equity method of accounting. However, certain significant differences exist between Argentine GAAP and US GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under US GAAP differs from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and US GAAP as they relate to IRSA are related to: (a) the impact of US GAAP adjustments on equity investees, (b) the restoration of previously recognized impairment losses, (c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring, (e) the accounting for convertible notes, (f) securitization accounting, (g) deferred income taxes, and (h) minority interest.

This US GAAP adjustment also includes the effects of the different accounting treatment given under Argentine GAAP and US GAAP to the change in the method of accounting for this investment as discussed below. Effective March 31, 2002, under Argentine GAAP the Company changed the accounting method for its investment in IRSA’s shares from market value to the equity method of accounting. As a result, at March 31, 2002 the Company recognized a negative goodwill of Ps. 15.5 million, representing the excess of fair value of net assets acquired over market value of the shares at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Under US GAAP, the financial statements of prior periods were retroactively adjusted as required by APB Opinion N° 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares made by allocating the amount paid to the assets acquired and liabilities assumed at the acquisition date (purchase price allocation). As the sum of the amounts assigned to the assets acquired and liabilities assumed exceeded the cost of the acquired entity, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps. 68.4 million.

This US GAAP adjustment also contemplates differences between Argentine GAAP and US GAAP in accounting for subsequent acquisitions and changes in ownership interest, as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

b) Accounting for IRSA investment (continued)

During the years ended June 30, 2003, 2004 and 2005 the Company acquired additional shares of IRSA, resulting in an increase of negative goodwill of Ps. 33.6 million under Argentine GAAP. Under US GAAP, these acquisitions were recorded as a step acquisition of a subsidiary. The acquisitions resulted in a greater value assigned to the long-lived assets of Ps. 11.3 million. The difference primarily relates to the effect of US GAAP adjustments in estimating the fair value of the net assets acquired at the acquisition date.

Accumulated amortization of negative goodwill at June 30, 2005 under Argentine GAAP totaled Ps. 8.9 million. Under US GAAP, accumulated depreciation related to the lesser value of long-lived assets acquired totaled Ps. 13.2 million at June 30, 2005.

In addition, as discussed in Note 4.b.(i), during fiscal year 2005 the Company’s interest in IRSA decreased as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders. Under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps. 36.5 million (comprised of Ps. 46.3 million of equity value, net of Ps. 9.8 million of negative goodwill) as paid-in capital within shareholders’ equity. This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and US GAAP in accounting for this transaction. However, under US GAAP the change in interest in IRSA resulted in a loss effect of Ps. 3.8 million (comprised of Ps. 15.3 million of equity value, net of Ps. 11.5 million of lesser long-lived asset value) as a result of the differences between Argentine GAAP and US GAAP in the carrying value of the investment as discussed above.

The related US GAAP adjustments affecting shareholders’ equity at June 30, 2005 and 2004 are as follows:

	2005		2004
Equity value under Argentine GAAP	Ps.	272,859,443	Ps.	244,002,522
Negative goodwill under Argentine GAAP		(30,430,822)		(26,529,022)

Investment in IRSA under Argentine GAAP	Ps.	242,428,621	Ps.	217,473,500
Less: Equity value under US GAAP (1)	Ps.	(164,575,078)	Ps.	(85,459,976)

US GAAP adjustment	Ps.	77,853,543	Ps.	132,013,524

(1)	Differs from the amounts computed by applying the Company’s ownership interest to shareholders’ equity reported by IRSA under US GAAP primarily as a result of the lesser amounts of long-lived assets recorded at the acquisition dates amounting to Ps. 32.5 million and Ps. 58.0 million at June 30, 2005 and 2004, respectively.

The related US GAAP adjustments affecting net income for the years ended June 30, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Reversal of results recognized under Argentine GAAP	Ps.	(13,072,716)	Ps.	(25,520,743)	Ps.	(67,177,685)
Recognition of results under US GAAP		32,063,144		1,754,458		66,363,146

US GAAP adjustment	Ps.	18,990,428	Ps.	(23,766,285)	Ps.	(814,539)

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

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

e) Accounting for futures and options contracts

As discussed in Note 6, the Company utilizes a variety of commodity-based derivative instruments, as hedges to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production. The Company also engages in trading for certain financial instruments.

As discussed in Note 3.q), under Argentine GAAP the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133. While management believes each of the commodity-based derivate instruments manage various market risks, these instruments are not designated and accounted for as hedges under SFAS 133 as a result of the extensive record keeping requirements of the provision. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings.

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

f) Web site development costs

Under Argentine GAAP, the Company had capitalized certain costs incurred in the development of the Company’s web sites. Such costs were amortized under the straight-line method over a period of 3 years.

Under US GAAP, the Company applied EITF No. 00-02, “Accounting for Web Site Development Costs”, pursuant to which certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities were expensed as incurred. During the years ended June 30, 2004 and 2003 the Company reversed amortization charges recognized under Argentine GAAP of Ps. 0.4 million and 0.5 million, respectively, related to costs that were capitalized under Argentine GAAP and expensed under US GAAP in prior years. As of June 30, 2004 web site development costs were fully amortized.

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

j) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds, mortgage bonds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

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

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

k) Investment in Agro-Uranga S.A.

The Company has assessed the impact of US GAAP adjustments for its equity investee Agro-Uranga S.A. As a consequence of this assessment, the Company has recognized a net gain of Ps. 74,046, Ps. 117,788 and Ps. 98,424 for the years ended June 30, 2005, 2004 and 2003, respectively. The principal US GAAP adjustment affecting Agro-Uranga S.A. is related to valuation of inventories.

l) Accounting for stock options

As discussed in Note 9, on November 19, 2001 the shareholders approved a Stock Option Plan relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) covering 4,614,643 shares. The Board of Directors would allocate (i) two thirds of the options among the Initial Beneficiaries, and (ii) the remaining one third of the options among any of the Company’s employees or executive officers during a specific period of time. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during the third quarter of fiscal year 2002, 4,612,290 shares of treasury stock were reserved for the Plan.

On February 12, 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the “Agreement”), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares at an exercise price of Ps. 1 per share plus accrued interest at an annual rate of LIBO for deposits at 180 days. The option can be exercised at any time until January 15, 2005. Dividends distributed on such shares, if any, are accumulated and paid to the beneficiaries on the date of exercise. The exercise price should be paid in cash and the Company is precluded to provide financing. The beneficiaries will not lose the right to exercise the option in the case of resignation or involuntary termination in their charges. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares for a total consideration of Ps. 482,716 (Ps. 612,323 in constant argentine pesos as described in Note 2.c)). On December 30, 2002, the Company entered into a stock option agreement pursuant to which the remaining one third of the options, to acquire 1,538,853 shares, were allocated among certain of the Company’s executive officers. These options were granted at the same conditions as mentioned above. During fiscal years 2005, 2004 and 2003, the beneficiaries acquired 240,000, 332,437 and 3,559,853 shares for a total consideration of Ps. 240,000, Ps. 332,437 and Ps 3,564,008 respectively. At June 30, 2005 all stock options had been exercised.

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

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

l) Accounting for stock options (continued)

Under US GAAP, the Company applied SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). These Statements give the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and related interpretations (APB No.25) while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 and SFAS No. 148 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. As such, compensation expense for compensatory plans was measured as the quoted market price of the stock on the measurement date less the amount, the employee was required to pay. The measurement date is the first date at which both (a) the number of shares the employee is entitled to receive and (b) the option or purchase price, if any, are known.

The Company determined that the stock options were granted, in substance, to compensate the management of the Company. As the exercise price increased for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, were accumulated and paid in cash to the beneficiaries, the ultimate option price was not known until the date of exercise. Therefore, the stock option plan was considered to be a variable plan and the final measurement date was the date of the exercise of the option.

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

As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation in the periods the rights were granted. Compensation expense recognized during fiscal years 2002, 2003, 2004 and 2005(including subsequent adjustments up to the final measurement date) amounted to Ps. 4,064,010, Ps. 2,508,565, Ps. 560,205 and Ps. 181,516, respectively. Quoted market prices of the Company’s shares traded in the Buenos Aires Stock Exchange were used in measuring compensation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

l) Accounting for stock options (continued)

Following is a summary of the stock option activity during fiscal years 2003, 2004 and 2005:

	Shares	Weighted- average exercise price
Outstanding as of June 30, 2002	2,593,437	Ps.	1.13

Granted	1,538,853		1.01
Exercised	(3,559,853)		1.02
Terminated / forfeited	—		—

Outstanding as of June 30, 2003	572,437	Ps.	1.02

Granted	—		—
Exercised	(332,437)		1.04
Terminated / forfeited	—		—

Outstanding as of June 30, 2004	240,000	Ps.	1.05

Granted	—		—
Exercised	(240,000)		1.06
Terminated / forfeited	—		—

Outstanding as of June 30, 2005	—		—

The weighted-average fair value of options granted during fiscal years 2003 was Ps. 1.70.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

l) Accounting for stock options (continued)

Had compensation cost for the awards under the Agreement been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2004		Year ended June 30, 2003
Basic net income:
As reported	Ps.	3,287,302	Ps.	46,378,004
Pro forma		3,835,722		46,276,675
Basic net income per share:
As reported	Ps.	0.02	Ps.	0.38
Pro forma		0.03		0.38
Diluted net income:
As reported		3,287,302	Ps.	37,064,043
Pro forma		3,835,722		39,962,714
Diluted net income per share:
As reported	Ps.	0.02	Ps.	0.19
Pro forma		0.03		0.19

The fair value of each option granted was estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yield; volatility of 40.0% and 58.7% for the years 2002 and 2003, respectively, and risk free interest rates of 1.11% for the year 2002 and 2.06% for the years 2003, 2004 and 2005, respectively.

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

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

m) Accounting for convertible notes (continued)

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Discount amortization recognized during the years ended June 30, 2003, 2004 and 2005 totaled Ps. 3.5 million, Ps. 9.8 million and Ps. 7.9 million, respectively. These amounts include Ps. 0.2 million, Ps. 4.8 million and Ps. 2.5 million of accelerated amortization recognized as a result of conversions made during those years, respectively. As the Company’s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 10.2 million, Ps. (1.2) million and Ps. 0.6 million during the years ended June 30, 2003, 2004 and 2005, respectively. The Company also recognized a loss of 0.2 million during the year ended June 30, 2003 related to inflation adjustment.

During the years ended June 30, 2003, 2004 and 2005 certain holders of the Company’s Convertible Notes for a total amount of US$ 9.9 million, exercised its conversion rights and, as a result, the Company issued 386,140, 13,136,577 and 5,918,871 shares of common stock, respectively. Upon conversion, the Company issued US$ 9.9 million of warrants, of which 9.7 million had been exercised at June 30, 2005. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. 172,803 million from additional paid-in capital to additional paid-in capital of warrants.

n) Effect of US GAAP adjustments on management fee

As discussed in Note 8, the Company entered into a Management Agreement with CAM, pursuant to which CAM provides agricultural advisory services and certain other administration services to the Company. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

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

Net sales

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues.

In addition, under Argentine GAAP the Company consolidates on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

As a result of these differences in classification, net sales under US GAAP would have been Ps. 75.5 million, Ps. 61.6 million and Ps. 71.7 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Gross profit

Under Argentine GAAP, gains or losses on holding inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales.

In addition, under Argentine GAAP the Company consolidates on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

As a result of these differences in classification, gross profit under US GAAP would have been Ps 29.4 million, Ps. 24.9 million and Ps. 33.1 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Operating income

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income.

In addition, under Argentine GAAP the Company consolidates on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

As a result of these differences in classification, operating income under US GAAP would have been Ps. 16.0 million, Ps. 14.7 million and Ps. 22.8 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

b) Statement of changes in shareholders’ equity classification differences

During the year ended June 30, 1999, the Company acquired 12,612,220 treasury shares for a total consideration of Ps. 33.1 million, of which 7,997,577 were subsequently distributed to the Company’s shareholders on a pro-rata basis. As discussed in Note 9, during the year ended June 30, 2002, the shareholders subscribed 2,353 treasury shares for a total consideration of Ps. 3,916. In addition, during fiscal years 2002, 2003, 2004 and 2005 certain beneficiaries of the Stock Option Plan exercised their stock option rights and acquired 480,000, 3,559,853, 332,437 and 240,000 treasury shares for a total consideration of Ps. 0.6 million Ps. 3.6 million, Ps. 0.3 million and Ps. 0.2 million, respectively.

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

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2005 and 2004 are as follows:

•	The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term receivables is considered to approximate their respective carrying values due to their short-term nature.

The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

•	The Company carries available for-sale-securities, consisting of investments in mutual funds, mortgage bonds, and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•	Derivative financial instruments are reported at their fair values on the consolidated balance sheets. The fair values are based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

•	The fair value of the Company’s Convertible Notes was Ps. 415.3 million and Ps. 404.3 million at June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic and foreign financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2005 and 2004, approximately Ps. 14.0 million and Ps. 12.1 million included in the cash balances were held with 32 and 20 institutions, respectively. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2005 and 2004 due to the diversity of its customer base. No customer accounted for greater than 10% of sales for the years ended June 30, 2005, 2004 and 2003.

Mastellone S.A. (“Mastellone”) is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone totaled approximately 4.4%, 4.6% and 3.0% of total net sales and amounted to approximately Ps. 3.5 million, Ps. 3.2 million and Ps. 2.4 million for the years ended June 30, 2005, 2004 and 2003, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

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

As discussed in Note 2.b., under Argentine GAAP the Company consolidates the accounts of Cactus on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers. Under Argentine GAAP, the effect of exchange rate changes and the effect of inflation on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities as well as the effects of exchange rate changes and inflation accounting on cash and cash equivalents that would be reported in the statement of cash flows under US GAAP.

	Year ended June 30,
	2005		2004		2003
Net cash (used in) provided by operating activities	Ps.	(10,232,245)	Ps.	(1,604,898)	Ps.	20,222,339
Net cash provided by (used in) investing activities		62,902,474		(24,534,630)		(200,483,159)
Net cash provided by financing activities		1,691,457		16,670,247		165,644,376
Effects of exchange rate changes		(183,837)		1,272,280		(13,656,319)
Effects of inflation accounting		—		—		4,863,453

Net increase (decrease) in cash and cash equivalents	Ps.	54,177,849	Ps.	(8,197,001)	Ps.	(23,409,310)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Earnings per share

As described in Note 3.s), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 13, in calculating diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, 2004 and 2005, the Company has considered the dilutive effects of outstanding stock options and warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock during the years ended June 30, 2003, 2004 and 2005 would have been 72,846,801, 133,537,636 and 127,796,997 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2003, 2004 and 2005, using the treasury-stock method, would have been Ps. 0.24, Ps. 0.16 and Ps. 0.29, respectively.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	86,694,454	Ps.	3,287,302	Ps.	46,378,004
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		17,541,990		—		10,430,929
Foreign currency exchange gain		(2,329,048)		—		(25,794,985)
Income tax effects		(4,965,883)		—		5,015,210
Management fee		(1,024,706)		—		1,034,885

Net income available to common shareholders plus assumed conversions	Ps.	95,916,807	Ps.	3,287,302	Ps.	37,064,043

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Earnings per share (continued)

	Year ended June 30,
	2005		2004		2003
Denominator:
Weighted-average number of shares outstanding		155,343,629		137,137,783		121,388,429
Plus: incremental shares of assumed conversions:
Stock options (i)		84,255		—		1,200,395
Warrants (i)		45,310,167		—		10,260,777
Convertible Notes		82,402,576		—		61,385,629

Adjusted weighted-average number of shares		283,140,627		137,137,783		194,235,230

Basic and diluted EPS:
Basic net income per common share	Ps.	0.56	Ps.	0.02	Ps.	0.38
Diluted net income per common share (ii)		0.34		0.02		0.19

(i)	Potential common shares related to the stock options and warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The calculation of diluted net income per common share under US GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive.

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

Total rent expense, including rents related to land leases, was Ps 10.1 million, Ps. 3.5 million and Ps. 4.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

j) Equity investments

The investments in Agro-Uranga S.A. and IRSA are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

j) Equity investments (continued)

The Company’s share of the income of these affiliates was Ps. 28.1 million, Ps. 26.7 million and Ps. 67.7 million for the years ended June 30, 2005, 2004 and 2003, respectively, and its investment in these companies totaled Ps. 289.4 million at June 30, 2005 and Ps. 260.4 million at June 30, 2004. The Company’s share of undistributed earnings of Agro-Uranga S.A. totaled Ps. 1.8 million at June 30, 2005 and Ps. 1.9 million at June 30, 2004. IRSA had no undistributed earnings as of June, 2005 and June 30, 2004. Summarized financial information of these affiliates is as follows:

Agro-Uranga S.A.	2005		2004
Current assets	Ps.	12,488,672	Ps.	12,233,242
Non-current assets		6,048,557		6,061,483

Total assets	Ps.	18,537,229	Ps.	18,294,725

Current liabilities	Ps.	3,398,470	Ps.	2,932,178
Non-current liabilities		168,972		348,412

Total liabilities	Ps.	3,567,442	Ps.	3,280,590

Shareholders’ equity	Ps.	14,969,787	Ps.	15,014,135

Sales	Ps.	21,472,821	Ps.	20,610,539
Gross profit	Ps.	13,389,650	Ps.	11,753,472
Net income	Ps.	5,028,846	Ps.	5,340,205

IRSA	2005		2004
	Ps. (000)		Ps. (000)
Current assets	Ps.	389,735	Ps.	261,651
Non-current assets		2,134,691		1,946,675

Total assets	Ps.	2,524,426	Ps.	2,208,326

Current Liabilities	Ps.	310,977	Ps.	256,022
Non-Current Liabilities		515,381		522,213

Total liabilities	Ps.	826,358	Ps.	778,235

Minority interest	Ps.	445,839		470,237

Shareholders’ equity	Ps.	1,252,229	Ps.	959,854

Revenues	Ps.	369,889	Ps.	260,805
Gross profit	Ps.	203,084	Ps.	113,389
Net income	Ps.	103,245	Ps.	87,862

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

k) Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds as well as its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2005 and 2004 were as follows:

	2005			2004
Instrument	Cost	Unrealized gain (loss)	Market value	Cost	Unrealized gain	Market value
Mutual Funds	52,500,140	(8,601)	52,491,539	61,030	173	61,203
Mortgage bonds	1,609,590	97,072	1,706,662	—	—	—
Government bonds	3,969,924	228,761	4,198,685	86,857	10,869	97,726

Total	58,079,654	317,232	58,396,886	147,887	11,042	158,929

l) Comprehensive income

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

	Year ended June 30,
	2005		2004		2003
Net income under US GAAP	Ps.	86,694,454	Ps.	3,287,302	Ps.	46,378,004
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		2,472,592		5,054,642		1,749,556
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps. 107,167, Ps. 3,495 and Ps.7,362 for fiscal years 2005, 2004 and 2003, respectively)		199,023		(6,497)		13,672

Comprehensive income	Ps.	89,366,069	Ps.	8,335,447	Ps.	48,141,232

	As of June 30,
	2005		2004		2003
Accumulated other comprehensive income	Ps.	8,934,594	Ps.	6,262,979	Ps.	1,214,834

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

m) Recently issued accounting standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R is effective for fiscal years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets”, which amends Opinion No. 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception from fair value measurements for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

m) Recently issued accounting standards (continued)

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (i) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

n) Pro-rata consolidation of Cactus

As discussed in Note 2.b., under Argentine GAAP the Company consolidates the accounts of Cactus on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Presented below is the consolidated condensed information of the Company at June 30, 2005 and 2004 considering Cactus as an equity investee:

	2005
	As reported	Elimination of of Cactus accounts	Inclusion of Cactus as an equity investee	As adjusted
Current assets	152,742,124	(2,555,294)		150,186,830
Non-current assets	590,670,069	(2,529,687)	4,337,175	592,477,557

Total assets	743,412,193	(5,084,981)	4,337,175	742,664,387

Current liabilities	65,980,140	(708,479)	—	65,271,661
Non-current liabilities	154,084,136	(39,327)	—	154,044,809

Total liabilities	220,064,276	(747,806)	—	219,316,470

Minority interest	276,947	—	—	276,947

Shareholders’ equity	523,070,970	(4,337,175)	4,337,175	523,070,970

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Pro-rata consolidation of Cactus (continued)

	2004
	As reported	Elimination of of Cactus accounts	Inclusion of Cactus as an equity investee	As adjusted
Current assets	74,287,310	(1,188,620)	—	73,098,690
Non-current assets	572,381,091	(2,679,884)	3,279,115	572,980,322

Total assets	646,668,401	(3,868,504)	3,279,115	646,079,012

Current liabilities	29,301,336	(550,062)	—	28,751,274
Non-current liabilities	152,133,418	(39,327)	—	152,094,091

Total liabilities	181,434,754	(589,389)	—	180,845,365

Minority interest	65,451	—	—	65,451

Shareholders’ equity	465,168,196	(3,279,115)	3,279,115	465,168,196

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

a) Property and equipment

									Depreciation
												Current year
Principal Account	Value at the beginning of year		Additions and/or transfers		Deductions		Value at the end of year		Rate %	Accumulated at the beginning of year		Decrease for the year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2005		Net carrying value as of June 30, 2004
Farms	Ps.	124,620,756	Ps.	12,507,516	Ps.	9,208,136	Ps.	127,920,136	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	127,920,136	Ps.	124,620,756
Wire fences		5,253,545		17,140		454,779		4,815,906	3		1,228,003		267,567		165,866		1,126,302		3,689,604		4,025,542
Watering troughs		3,712,614		999		163,888		3,549,725	5		1,032,887		119,813		177,426		1,090,500		2,459,225		2,679,727
Alfalfa fields and meadows		2,169,597		1,106,527		11,014		3,265,110	12-25-50		1,443,928		8,903		585,860		2,020,885		1,244,225		725,669
Buildings and constructions		5,676,309		612,433		306,705		5,982,037	2		1,980,142		198,163		119,165		1,901,144		4,080,893		3,696,167
Machinery		8,432,336		1,756,747		578,695		9,610,388	10		5,722,682		514,797		944,698		6,152,583		3,457,805		2,709,654
Vehicles		1,345,118		315,450		140,558		1,520,010	20		695,065		90,374		265,687		870,378		649,632		650,053
Tools		193,361		9,152		9,358		193,155	10		130,040		7,280		16,456		139,216		53,939		63,321
Furniture and equipment		1,048,119		196,582		95,213		1,149,488	10		669,664		64,984		111,365		716,045		433,443		378,455
Corrals and leading lanes		652,931		116,634		99,464		670,101	3		131,165		23,289		22,153		130,029		540,072		521,766
Roads		1,191,255		28,560		161,927		1,057,888	10		668,531		83,651		104,600		689,480		368,408		522,724
Facilities		7,485,195		4,200,157		88,704		11,596,648	10-20-33		3,589,058		71,190		1,129,166		4,647,034		6,949,614		3,896,137
Computer equipment		1,393,473		262,065		467,219		1,188,319	20		1,110,169		433,378		167,304		844,095		344,224		283,304
Silo plants		1,169,114		—		—		1,169,114	5		315,645		—		63,074		378,719		790,395		853,469
Feed Lot		3,815,528		311,429		255,178		3,871,779	—		1,176,189		114,989		296,319		1,357,519		2,514,260		2,639,339
Constructions in progress		11,585,564		5,626,433		6,293,155		10,918,842	—		—		—		—		—		10,918,842		11,585,564
Advances to suppliers		174,826		—		91,947		82,879	—		—		—		—		—		82,879		174,826

Total as of June 30, 2005	Ps.	179,919,641	Ps.	27,067,824	Ps.	18,425,940	Ps.	188,561,525		Ps.	19,893,168	Ps.	1,998,378	Ps.	4,169,139	Ps.	22,063,929	Ps.	166,497,596	Ps.	—

Total as of June 30, 2004	Ps.	170,555,220	Ps.	15,571,176	Ps.	6,206,755	Ps.	179,919,641		Ps.	19,622,754	Ps.	3,297,090	Ps.	3,567,504	Ps.	19,893,168	Ps.	—	Ps.	160,026,473

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

b) Intangible assets

							Amortization
Principal Account	Value at the beginning of year		Additions and/or transfers		Value at the end of year		Rate %		Accumulated at the beginning of year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2005		Net Carrying value as of June 30, 2004
Development costs		1,410,368		—		1,410,368	33.	33		1,410,368		—		1,410,368		—		—
Organization expenses		448,818		—		448,818				448,818		—		448,818		—		—
Patents and trademarks		18,938		—		18,938		—		18,938		—		18,938		—		—

Total as of June 30, 2005	Ps.	1,878,124	Ps.	—	Ps.	1,878,124			Ps.	1,878,124	Ps.	—	Ps.	1,878,124	Ps.	—	Ps.

Total as of June 30, 2004	Ps.	1,878,124	Ps.	—	Ps.	1,878,124			Ps.	1,508,487	Ps.	369,637	Ps.	1,878,124	Ps.		Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

c) Investments

Type and characteristics of the securities	Carrying value as of June 30, 2005		Carrying value as of June 30, 2004
Current investments

Mutual funds
Bank of New York Hamilton Fund in dollars	Ps.	52,439,110	Ps.	—
Fondo especial Banco Río in pesos		50,034		57,122
Fondo plazo fijo Banco Río in dollars		2,395		4,081

	Ps.	52,491,539	Ps.	61,203

Notes and Convertible Notes
Convertible Notes – IRSA	Ps.	1,078,320	Ps.	1,388,504
Global 2010 Bonds		101,627		97,726
Nobacs		3,003,000		—
Bonos Arg. Discount 2033		1,073,823		—
Interest of Bonds		20,235		—
Mortgage Bonds		1,706,662		—

	Ps.	6,983,667	Ps.	1,486,230

Deposits in foreign banks in dollars	Ps.	502,796		327,564

Total current investments	Ps.	59,978,002	Ps.	1,874,997

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

d) Allowances and provisions

Items	Opening Balances		Increases for the year		Deductions for the year		Applications		Adjusted inflation		Closing Balances
2005
Deducted from assets
Allowance for doubtful accounts	Ps.	412,067	Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	—	Ps.	386,344

Total deducted from assets	Ps.	412,067	Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	—	Ps.	386,344

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	38,327	Ps.	65,871	Ps.	—	Ps.	—	Ps.	—	Ps.	104,198

Total included in non-current liabilities	Ps.	38,327	Ps.	65,871	Ps.	—	Ps.	—	Ps.	—	Ps.	104,198

2004
Deducted from assets
Allowance for doubtful accounts	Ps.	479,125	Ps.	—	Ps.	(65,258)	Ps.	(1,800)	Ps.	—	Ps.	412,067

Total deducted from assets	Ps.	479,125	Ps.	—	Ps.	(65,258)	Ps.	(1,800)	Ps.	—	Ps.	412,067

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	38,327	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	38,327

Total included in non-current liabilities	Ps.	38,327	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	38,327

2003
Deducted from assets
Allowance for doubtful accounts	Ps.	802,934	Ps.	64,469	Ps.	—	Ps.	(300,615)	Ps.	(87,663)	Ps.	479,125

Total deducted from assets	Ps.	802,934	Ps.	64,469	Ps.	—	Ps.	(300,615)	Ps.	(87,663)	Ps.	479,125

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	15,879	Ps.	24,190	Ps.	(1,742)	Ps.	—	Ps.	—	Ps.	38,327

Total included in non-current liabilities	Ps.	15,879	Ps.	24,190	Ps.	(1,742)	Ps.	—	Ps.	—	Ps.	38,327

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

e) Cost of sales

	For the year ended June 30,
	2005		2004		2003
Inventories at the beginning of the year	Ps.	78,741,582	Ps.	60,375,043	Ps.	67,100,309
Holding results		11,622,122		2,236,255		12,402,776
Transfer of inventory to property and equipment		(1,108,210)		(381,790)		(210,551)
Loss (gain) from operations in the commodity markets		4,187,524		(50,674)		(290,717)
Transfer of inventory to expenses		(201,928)		(215,085)		(160,278)
Transfer of unharvested crops to expenses		(27,490,398)		(15,868,619)		(14,827,414)
Purchases		37,845,426		38,717,765		24,882,019
Operating expenses (Note 17.g)		55,132,613		39,031,443		29,744,356
Stock at the end of the year		(99,070,118)		(78,741,582)		(60,375,043)

Cost of Sales	Ps.	59,658,613	Ps.	45,102,756	Ps.	58,265,457

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

f) Foreign currency assets and liabilities

	June 30, 2005					June 30, 2004
Item	Type and amount of foreign currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount of local currency Pesos
ASSETS
Current Assets
Cash and banks	US$	4,215,034	2.85	Ps.	12,000,202	US$	2,475,600	Ps.	7,223,801
Investments
Mutual funds	US$	18,419,917	2.85		52,441,505	US$	1,399		4,081
IRSA Convertible Notes	US$	373,509	2.89		1,078,320	US$	469,406		1,388,504
Deposits in foreign banks	US$	176,606	2.85		502,796	US$	112,256		327,564
Trade accounts receivable	US$	354,791	2.85		1,010,091	US$	1,365		3,983
Other receivables
Collateralized	US$	2,886,254	2,85		8,217,166	US$	354,351		1,033,997
Guarantee deposits, premiums collected (paid) and margin deposits receivable from brokers.	US$	939,597	2.85		2,675,032	US$	750,171		2,188,998
Non-Current Assets
Investments
IRSA Convertible Notes	US$	36,538,897	2.89		105,487,796	US$	44,943,168		132,941,891

Total Assets	US$	63,904,605		Ps.	183,412,908	US$	49,107,716	Ps.	145,112,819

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	2,290,120	2.89	Ps.	6,611,576	US$	383,048	Ps.	1,133,055
Accruals	US$	898,119	2.89		2,592,869	US$	499,662		1,477,683
Short and long term debt
Accrued interest Convertible Notes	US$	410,193	2.89		1,184,226		450,502		1,332,584
Other liabilities
Security transactions payable	US$	1,448,075	2.89		4,180,593				—
Advances to customers	US$	711,881	2.89		2,055,200	US$	1,500,000		4,432,500
Cactus Feeders Inc	US$	—	2.89		—	US$	13,263		39,231
Non-Current Liabilities
Long term debt
Convertible Notes	US$	40,127,544	2.89		115,848,220	US$	43,133,153		127,587,867

Total Liabilities	US$	45,885,932		Ps.	132,472,684	US$	45,979,628	Ps.	136,002,920

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Other financial statement information (continued)

g) Other expenses

	Expenses
Items	Operating		Selling		Administrative		Total for the year ended June 30, 2005		Total for the year ended June 30, 2004		Total for the year ended June 30, 2003
Directors’ fees	Ps.	—	Ps.	—	Ps.	116,591	Ps.	116,591	Ps.	9,917	Ps.	41,718
Fees and payments for services		319,482		—		1,404,923		1,724,405		1,895,699		1,340,974
Salaries and wages and social security contributions		4,418,543		74,909		4,070,648		8,564,100		7,012,132		5,263,961
Taxes, rates and contributions		420,024		704,287		88,274		1,212,585		509,346		509,774
Gross sales tax		15,621		76,521		—		92,142		623,425		735,630
Office and administrative expenses		189,831		2,840		584,177		776,848		452,283		383,979
Bank commissions and expenses		35,715		—		—		35,715		13,084		49,740
Depreciation		3,874,134		—		295,005		4,169,139		3,567,504		3,316,130
Vehicle and traveling expenses		456,912		20,602		272,026		749,540		579,740		464,601
Spare parts and repairs		1,481,486		—		5,807		1,487,293		1,146,429		793,849
Insurance		81,204		—		194,933		276,137		325,352		348,052
Employees’ maintenance		278,995		144		228,637		507,776		201,886		160,051
Amortization of intangible assets		—		—		—		—		369,637		509,416
Livestock expenses		12,174,595		1,141,915		—		13,316,510		11,862,422		4,398,410
Dairy farm expenses		1,498,578		9,168		—		1,507,746		1,530,085		993,744
Agricultural expenses		28,557,130		4,499,047		—		33,056,177		18,003,203		19,883,874
Feed lot expenses		480,912		—		—		480,912		535,626		497,835
Silo expenses		161,550		—		—		161,550		389,016		45,750
Coal expenses		—		—		—		—		12,764		51,306
Firewood expenses		—		—		—		—		707		11,932
Services		—		—		—		—		6,219		—
Advertising expenses		9,000		63,834		—		72,834		59,093		28,981
General expenses		678,901		2,374		10,258		691,533		569,053		499,814

Total for the year ended June 30, 2005	Ps.	55,132,613	Ps.	6,595,641	Ps.	7,271,279	Ps.	68,999,533		—		—

Total for the year ended June 30, 2004	Ps.	39,031,443	Ps.	4,903,065	Ps.	5,740,114		—	Ps.	49,674,622		—

Total for the year ended June 30, 2003	Ps.	29,744,356	Ps.	6,018,073	Ps.	4,567,092		—		—	Ps.	40,329,521

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

September 8, 2005, except for Note 23,

as to which the date is December 23, 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 24.e.)	Ps.	98,244	Ps.	93,096
Investments (Notes 4.b. and 24.e.)		113,690		70,804
Mortgages and leases receivable, net (Notes 4.c. and 24.e.)		65,481		34,431
Other receivables and prepaid expenses (Notes 4.d. and 24.e.)		46,694		52,748
Inventories (Note 4.e.)		65,626		10,572

Total current assets		389,735		261,651

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c.)		7,765		2,836
Other receivables and prepaid expenses (Notes 4.d. and 24.e.)		112,538		116,585
Inventories (Note 4.e.)		53,460		34,553
Investments (Note 4.b.)		531,606		512,911
Fixed assets, net (Note 24.a.)		1,436,628		1,265,666
Intangible assets, net (Note 24.b.)		5,880		2,427

Subtotal		2,147,877		1,934,978

Goodwill, net		(13,186)		11,697

Total non-current assets		2,134,691		1,946,675

Total Assets	Ps.	2,524,426	Ps.	2,208,326

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 24.e.)	Ps.	66,881	Ps.	43,008
Mortgages payable (Notes 4.l. and 24.e.)		25,462		2,218
Customer advances (Notes 4.g. and 24.e.)		50,924		25,454
Short-term debt (Notes 4.i. and 24.e.)		93,918		135,127
Salaries and social security payable (Note 4.h.)		12,336		7,981
Taxes payable (Notes 4.j. and 24.e.)		22,352		11,641
Other liabilities (Notes 4.k. and 24.e.)		39,104		30,593

Total current liabilities		310,977		256,022

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 24.e.)		1,949		2,865
Mortgages payable (Notes 4.l. and 24.e.)		27,627		—
Customer advances (Note 4.g.)		39,868		28,802
Long-term debt (Notes 4.i. and 24.e.)		389,755		468,807
Taxes payable (Note 4.j.)		21,772		11,589
Other liabilities (Note 4.k. and 24.e.)		34,410		10,150

Total non-current liabilities		515,381		522,213

Total Liabilities		826,358		778,235

Minority interest		445,839		470,237

SHAREHOLDERS’ EQUITY		1,252,229		959,854

Total Liabilities and Shareholders’ Equity	Ps.	2,524,426	Ps.	2,208,326

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
Revenues	Ps.	369,889	Ps.	260,805	Ps.	236,495
Costs (Note 24.d)		(166,805)		(147,416)		(154,667)

Gross profit		203,084		113,389		81,828

Gain from valuation of inventories at fair market value.		17,317		—		—
Selling expenses		(37,882)		(21,988)		(28,555)
Administrative expenses		(69,724)		(50,240)		(45,194)

Subtotal		(90,289)		(72,228)		(73,749)

Gain on purchasers rescissions of sales contracts		—		—		9
Gain (loss) in credit card trust		423		261		(4,077)
Gain from operations and holdings of real estate assets, net (Note 7)		27,938		63,066		21,507

Operating income		141,156		104,488		25,518

Amortization of goodwill		(1,663)		(2,904)		(6,631)
Equity gain (loss) from related companies		66,894		26,653		(14,701)
Financial results, net (Note 8)		(12,217)		11,823		315,301
Other expenses, net (Note 9)		(14,566)		(13,636)		(859)

Income before taxes and minority interest		179,604		126,424		318,628

Income and asset tax (expense) benefit		(53,207)		(25,720)		3,529
Minority interest		(23,152)		(12,842)		(35,712)

Net income	Ps.	103,245	Ps.	87,862	Ps.	286,445

Earnings per share (Note 18):
Basic net income per share	Ps.	0.37	Ps.	0.39	Ps.	1.37

Diluted net income per share	Ps.	0.23	Ps.	0.23	Ps.	0.57

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Treasury stock (Note 5.b.)		Inflation adjustment of common stock (Note 5.c.)		Inflation adjustment of treasury stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)	Accumulated deficit		Shareholders’ equity
Balances as of June 30, 2002	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps. 19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21	—		—		21
Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—	—		—		—
Net income for the year		—		—		—		—		—		—	—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps. 19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		—		—		14,313		38,047	—		—		38,047
Exercise of warrants		13,056		—		—		—		11,703		24,759	—		—		24,759
Net income for the year		—		—		—		—		—		—	—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	—	Ps.	274,387	Ps.	—	Ps.	595,505	Ps.	1,118,695	Ps. 19,447	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		—		—		31,001		83,450	—		—		83,450
Exercise of warrants		56,015		—		—		—		49,665		105,680	—		—		105,680
Net income for the year		—		—		—		—		—		—	—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	—	Ps.	274,387	Ps.	—	Ps.	676,171	Ps.	1,307,825	Ps. 19,447	Ps.	(75,043)	Ps.	1,252,229

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	103,245	Ps.	87,862	Ps.	286,445
Plus (less) income and asset tax expense (benefit) accrued for the year		53,207		25,720		(3,529)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		74,961		68,519		80,547
Minority interest		23,152		12,842		35,712
Allowances and provisions		13,700		8,447		5,406
Sundry provisions		14,538		12,414		11,543
Gain from the sale of intangible assets		—		—		(2,132)
Equity (gain) loss from related companies		(66,894)		(26,653)		14,701
Gain from operations and holdings of real estate assets, net		(27,938)		(63,066)		(11,386)
Gain on early repurchase of debt		—		—		(25,192)
Financial results		(27,918)		(35,451)		(375,673)
Gain from valuation of inventories at fair market value		(17,317)		—		—
Gain from sale of inventories		(15,501)		—		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(4,532)		4,418		(4,604)
Increase in non-current investments		—		(10,729)		(2,362)
Increase in mortgages and leases receivables		(49,189)		(9,415)		(9,235)
Decrease (increase) in other receivables		8,763		(1,256)		12,382
(Increase) decrease in inventories		(7,418)		6,894		35,293
Increase in intangible assets		(2,323)		(603)		(580)
Increase (decrease) in trade accounts payable		21,048		14,442		(154)
Increase (decrease) in customer advances, salaries and social security payable and taxes payable		11,975		2,765		(8,307)
Cash dividends received		—		—		608
Decrease in other liabilities		(17,667)		(24,648)		(2,053)
Increase in accrued interest		5,598		2,189		56,515

Net cash provided by operating activities		93,490		74,691		93,945

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance for the purchase of a loan		(11,733)		—		—
Payment for acquisition of ownership interests in subsidiary companies net of cash acquired		(34,952)		—		(31,744)
Purchase of shares and options of Banco Hipotecario S.A.		—		(127,348)		—
Sale of shares of Banco Hipotecario S.A.		—		57,070		—
Payment for acquisition of undeveloped parcels of land		(681)		(558)		(208)
Purchase and improvements of fixed assets		(79,316)		(26,350)		(10,783)
Net proceeds from the sale of intangible assets		—		—		2,132

Net cash used in investing activities		(126,682)		(97,186)		(40,603)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		15,840		—		—
Financing costs		—		—		(6,265)
Contributions received by subsidiaries from minority shareholders		—		—		142
Proceeds from short-term and long-term debt		117,241		300		397,310
Payment of short-term and long-term debt		(167,255)		(66,698)		(270,962)
Payment of seller financing		—		(1,150)		(1,182)
Collateral deposit		(5,822)		—		—
Exercise of warrants		105,680		24,759		—
Dividends paid by subsidiaries to minority shareholders		(10,300)		(4,860)		—
Settlement of debt with minority shareholders		(2,516)		—		—
Decrease in mortgages payable		—		—		(9,604)

Net cash provided by (used in) financing activities		52,868		(47,649)		109,439

Net increase (decrease) in cash and cash equivalents		19,676		(70,144)		162,781
Cash and cash equivalents as of the beginning of the year		122,913		193,057		30,276

Cash and cash equivalents as of the end of the year	Ps.	142,589	Ps.	122,913	Ps.	193,057

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	47,768	Ps.	58,921	Ps.	31,249
Income tax		1,452		1,002		1,044

Non-cash activities:
Increase in fixed assets through a decrease in undeveloped parcels of land	Ps.	13,371	Ps.	51,501	Ps.	—
Conversion of debt into common shares		83,450		38,047		—
Increase in inventory through a decrease in fixed assets		6,084		18,189		19,851
Increase in other receivables through a decrease in non-current investments		—		14,878		—
Increase in credit card receivables		7,501		12,513		—
Increase in inventory through a decrease in undeveloped parcels of land		25,979		10,748		—
Increase in other receivables through a decrease in inventory		—		8,755		—
Increase in non-current other receivables through a decrease in inventory		—		5,890		—
Increase in other receivables through an increase in taxes payable		—		2,854		—
Liquidation of interest in credit card receivables		3,004		210		—
Increase in fixed assets through a decrease in inventory		123		40		1,212
Increase in intangible assets through a decrease in fixed assets		2,126		31		—
Increase in undeveloped parcels of land through a decrease in inventory		—		—		39,529
Increase in short and long term-debt through a decrease in other liabilities		—		—		35,341
Increase in customer advances through a decrease in other liabilities		—		—		2,856
Increase in inventory through a decrease in mortgages receivable		—		—		2,757
Increase in fixed assets through an increase in mortgages payable		49,749		—		928
Increase in inventory through an increase in mortgages payable		—		—		2,078
Decrease in investments through an increase in mortgages and leases receivable		—		—		1,966
Decrease in short and long term-debt through a decrease in intangible assets		—		—		966
Increase in fixed assets through a decrease in other receivables		103		—		—
Increase in investments through a decrease in mortgages and leases receivables		—		—		760
Increase in fixed assets through a decrease in non-current investments		596		—		—
Increase in non-current investments through a decrease in other receivables		—		—		117
Increase in fixed assets through an increase in trade accounts payable		926		—		—

	2005		2004		2003
Acquisition of ownership interests in subsidiary companies
Investments, net of cash acquired, when applicable		34,952		—		31,744

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulations of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 23 to these Consolidated Financial Statements.

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

Amounts included in the Consolidated Financial Statements are expressed in thousands of Argentine Pesos (“Ps.”), except as otherwise indicated.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2005	2004	2003
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (ii)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)	100.00%	100.00%	100.00%
Alto Palermo S.A. (“APSA”) (iii)	60.69%	53.81%	54.79%
Llao Llao Resorts S.A. (“LLR”) (iv)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	The Company and Palermo Invest each own 50% of the total ownership interest of this subsidiary.
(iii)	See Note 2.f. for details of the increase in the ownership interest occurred during the year ended June 30, 2005.
(iv)	As a result of the adoption of RT No. 21, the Company started to consolidate LLR during the year ended June 30, 2004. This standard was retrospectively applied for comparative purposes.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	New accounting and disclosure standard

During 2003 the CPCECABA approved RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, which became effective to the Company for the fiscal year ended June 30, 2004. The CNV adopted this standard with certain amendments in March 2004. As a result of the adoption of RT No. 21, the Company started to consolidate LLR during fiscal year 2004. As required by the transition provisions, this standard was retrospectively applied for comparative purposes.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f.	Acquisition, disposition and development of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

Year ended June 30, 2005

Purchase of additional shares and convertible notes of APSA

On November 30, 2004, the Company purchased from GSEM/AP, a Goldman Sachs subsidiary, 3,061,450 units of APSA Convertible Notes with a nominal value of US$ 1 per note and 4,458,080 shares of APSA, for a total consideration of US$ 15.3 million. At the same time, in accordance with the shareholders agreement entered into with Parque Arauco S.A., the Company sold to Parque Arauco S.A. 1,004,866 units of APSA Convertible Notes and 1,463,284 shares at the same price paid to Goldman Sachs, totaling US$ 5.1 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 53.81% to 60.69%.

Acquisition of Mendoza Plaza Shopping by APSA

On September 29, 2004, APSA entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) (“Mendoza Plaza Shopping”) for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005. Through this acquisition, APSA became holder of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the abovementioned credit facilities to APSA in exchange for US$ 8.5 million ($24.8 million).

(ii) Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement was converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 APSA transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Acquisition, disposition and development of businesses (continued)

APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of these financial statements, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Development of Alto Rosario Shopping

On November 9, 2004 APSA opened a new developed shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe.

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

Year ended June 30, 2003

Valle de Las Leñas S.A.

In September 2002, the Company had acquired a 30.955% ownership interest in the capital stock and US$ 3.7 million convertible negotiable bonds issued by Valle de Las Leñas S.A. for approximately US$ 2.4 million. On March 4, 2003, the Company sold these ownership interests in Valle de Las Leñas S.A. for US$ 6.5 million.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

The percentage-of-completion method of accounting requires company’s management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “Admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at purchase.

c.	Investments

(i)	Current

Current investments primarily include time deposits, mutual funds, and government and mortgage bonds. Time deposits have original maturities of three months or less and are valued at cost plus accrued interest at year-end. Mutual funds and government and mortgage bonds are carried at market value at year-end. Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs (See Notes 15 and 16).

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

As a result of the purchase of additional shares and the exercise of warrants of BHSA mentioned in Note 2.f. and considering the exercise of significant influence and the intention to maintain the participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA and Banco de Crédito y Securitización S.A. (“BACSA”, a subsidiary of BHSA) from fair market value and cost, respectively, to the equity method of accounting. As permitted by Argentine GAAP, the Company recognized the cumulative effect of the change amounting to Ps. 27.7 million within “Equity gain (loss) from related parties” in the accompanying consolidated statements of income. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

b)	Retained interests in securitization programs

Non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 15 and 16 for details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments (continued)

c)	Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories when construction commences or when the Company determines that the properties are to be marketed for sale.

At June 30, 2002 the Company had recognized impairment losses amounting to Ps. 30,999 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003 the Company recognized an additional impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their fair market values, during the years ended June 30, 2003, 2004 and 2005, the Company partially reversed the abovementioned impairment losses, recognizing gains of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén), Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and Constitución 1111) and Ps. 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), respectively. The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. The Company maintains an impairment allowance for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2005 the Company capitalized interest costs amounting to Ps. 418 in connection with the development of “San Martin de Tours” project. No interest costs were capitalized during the years ended June 30, 2003 and 2004. Total contract costs and selling costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

Inventories, on which the Company received payments in advance that fix the sales price and the terms and conditions of the contract assure the closing of the transaction and the realization of the gain, are valued at fair market value. See “Gain from valuation of inventories at fair market value” in the accompanying consolidated statements of income for details of the results recognized during the year ended June 30, 2005 in this connection.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002 and 2003 the Company recognized impairment losses amounting to Ps. 12,621 and Ps. 844, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). As a result of an increase in their fair market values, during the years ended June 30, 2004 and 2005 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768) and Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and impairment charges. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 17 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and impairment charges of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the years ended June 30, 2005 and 2004 the Company capitalized interest costs amounting to Ps. 2.1 million and Ps. 1.2 million, respectively, in connection with the construction of Alto Rosario Shopping Center. No interest costs were capitalized during the year ended June 30, 2003.

At June 30, 2002 the Company had recognized impairment losses amounting to Ps. 96,996 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). During the years ended June 30, 2003 and 2005 the Company also recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004 and 2005 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880 and Ps. 24,301, respectively. The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and impairment charges are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2005, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

f.	Intangible assets, net

Intangible assets are carried at cost, (adjusted for inflation as described in Note 2.c.), less accumulated amortization and impairment charges.

•	Preoperating and organization expenses

This item represents expenses incurred by the Company relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of development properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

•	Expenses related to the securitization of receivables

Expenses related to the securitization of receivables represent expenses related to the on-going securitization programs of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Deferred financing costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt. Deferred financing costs are classified within short-term or long-term debts, as appropriate. Amortization of deferred financing costs is included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

g.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost as well as (adjusted for inflation as described in Note 2.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

Goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets.

h.	Foreign currency assets and liabilities

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

i.	Other receivables and liabilities

Certain other receivables and liabilities (asset tax credits, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

j.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

k.	Mortgages and leases receivable and trade accounts payable

Mortgages and leases receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

l.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

m.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the deferred tax method required by RT No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

n.	Asset tax provision

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

o.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

p.	Mortgages payable

Mortgages payable includes the debt assumed in the acquisition of Bouchard 710 (see Notes 13 (iv) and 22 for details) as well as the debt assumed in the purchase of a plot of land where the Company is currently constructing “San Martin de Tours” project. The latter will be settled at the end of the construction through the delivery of certain apartments and has been valued at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

q.	Provisions for allowances and contingencies

The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

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

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 12.2 million, Ps. 5.9 million and Ps. 4.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

t.	Impairment of long-lived assets

The Company periodically assess the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of the impairment loss charges recognized in previous years and the impairment loss reversals recognized during the years ended June 30, 2005, 2004 and 2003 as a result of changes in estimates.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. Derivative financial instruments are carried at their fair market value at year-end with changes reported in earnings. For details on the Company’s derivative instruments activity, see Note 14.

w.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

x.	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2005		2004
Bank accounts	Ps.	90,189	Ps.	87,502
Cash		7,367		4,646
Checks to be deposited		688		948

	Ps.	98,244	Ps.	93,096

b.	Investments:

	As of June 30,
	2005		2004
Current
Mutual funds	Ps.	87,944	Ps.	61,998
Time deposits		6,039		1,466
Retained interests in transferred credit card receivables (i)		10,488		6,677
Retained interest in transferred mortgages receivables (i)		558		252
Government bonds		4,563		365
Mortgage bonds issued by BHSA (Note 11)		3,523		—
Other investments		575		46

	Ps.	113,690	Ps.	70,804

Non-Current
Equity investments:
BHSA (ii)	Ps.	213,265	Ps.	158,069
Banco de Crédito y Securitización S.A.		4,448		4,590
Mendoza Plaza Shopping (iii)		—		5,763
IRSA Telecomunicaciones N.V. (“ITNV”) (iv)		1,719		—
E-Commerce Latina S.A.		808		1,435
Others		530		918
Retained interests in securitization programs:
Retained interests in transferred credit card receivables (i)		19,033		12,001
Retained interest in transferred mortgages receivables (i)		3,353		5,675
Trust debt securities (v)		223		1,410
Parcels of undeveloped land (vi):
Ciudad Deportiva de la Boca (SMP)		112,771		124,783
Puerto Retiro (Note 13 (i))		46,493		46,424
Caballito		31,065		29,717
Dique III (Note 4.e (ii)).		—		25,979
Pereiraola		21,875		21,875
Caballito plots of land		19,898		19,898
Alcorta Plaza		18,048		17,545
Air space Supermercado Coto		11,695		10,442
Neuquén (Note 20)		9,987		9,983
Dique IV		6,490		6,160
Pilar		3,408		3,408
Torre Jardín IV		3,030		2,568
Constitución 1111		—		1,261
Padilla 902		89		71
Other parcels of undeveloped land		3,378		2,936

	Ps.	531,606	Ps.	512,911

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments (continued):

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15 and 16.
(ii)	This investment is accounted for under the equity method of accounting at the end of the year. There are certain uncertainties that could affect BHSA primarily in connection with the effect of the matters that are still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. In addition, BHSA has a significant credit exposure to the public sector. As of June 30, 2005, the investment in BHSA accounts for approximately 9% of the total consolidated assets of the Company. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.
(iii)	At June 30, 2004 the Company owned an 18.9% interest in Mendoza Plaza Shopping. As discussed in Note 2.f), during the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping from 18.9% to 85.4%. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statements of income as from October 1, 2004. At June 30, 2003 the Company had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.6 million and Ps. 6.9 million, respectively, of such an impairment loss as a result of changes in estimates. Both the impairment charge and the impairment reversals have been included within “Equity gain (loss) from related companies” in the accompanying consolidated statements of income.
(iv)	As of June 30, 2005 the Company owned a 49.36% interest in ITNV. In the past, the Company had discontinued applying the equity method of accounting for this investment due to the existence of mandatorily redeemable preferred shares issued by ITNV to other shareholders and considering that the Company had neither guaranteed the ITNV obligations nor it had committed itself to provide financial support to ITNV. As a result, the investment in ITNV was valued at zero at June 30, 2004. On August 19, 2005, ITNV repurchased all the shares held by the Company for a total consideration of US$ 604. Therefore and considering that this transaction occurred before the issuance of these consolidated financial statements, the Company resumed the equity method of accounting up to the limit of the fair market value at June 30, 2005. As such, the Company recognized a gain of US$ 604 during the year ended June 30, 2005.
(v)	Represents debt certificates issued by the trusts in connection with the Company’s securitization programs described in Note 16.
(vi)	The book value of parcels of undeveloped land is presented net of the impairment loss mentioned in Note 3.c.

c.	Mortgages and leases receivable, net:

	As of June 30,
	2005		2004
Current
Credit card receivables	Ps.	28,859	Ps.	13,722
Leases and services receivables		17,289		10,203
Checks to be deposited		20,319		9,810
Debtors under legal proceedings (i)		25,032		26,360
Pass-through expenses receivables (ii)		5,108		4,498
Hotel receivables		4,876		4,299
Receivable from the sale of properties		1,569		371
Mortgage receivables (iii)		538		388
Related parties (Note 11)		146		79
Less:
Allowance for doubtful accounts (Note 24.c.)		(38,255)		(35,299)

	Ps.	65,481	Ps.	34,431

Non-Current
Mortgage receivables (iii)	Ps.	835	Ps.	1,047
Credit card receivables		7,899		1,834
Less:
Allowance for doubtful accounts (Note 24.c.)		(969)		(45)

	Ps.	7,765	Ps.	2,836

(i)	Comprised of Ps. 2.3 million and Ps. 2.5 million related to mortgage receivables and Ps. 22.7 million and Ps. 23.9 million related to leases receivables, at June 30, 2005 and 2004, respectively.
(ii)	Pass-through expenses receivables primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.
(iii)	Mortgage receivables consist of fixed-rate mortgages receivables from several borrowers. At June 30, 2005, the amount due from the largest individual borrower was Ps. 104 at a contractual interest rate of 14%. At June 30, 2005, principal payments on mortgage receivable become due as follows: 2006 – Ps. 214; 2009 - Ps. 17; 2010 - Ps. 4; 2014 - Ps. 54; 2015 – Ps. 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2005		2004
Current
Asset tax credits	Ps.	18,009	Ps.	1,009
Miscellaneous debtors		7,166		5,221
Prepaid expenses		7,009		4,473
Cash reserves related to the securitization programs (Note 16)		4,090		870
Value Added Tax (“VAT”) receivable		3,838		1,010
Related parties (Note 11)		2,055		20,377
Income tax advances		1,332		2,860
Guarantee deposits (ii)		1,140		500
Prepaid gross sales tax		1,037		407
Tax on personal assets to be recovered		497		969
Future contracts receivable (iii)		269		474
Debtors under legal proceedings		96		119
Interest rate swap receivable (i)		—		13,816
Tax credit certificates		—		563
Others		156		80

	Ps.	46,694	Ps.	52,748

Non-Current
Deferred income tax (Note 17)		61,761		58,721
Asset tax credits	Ps.	25,694	Ps.	56,522
Advance for the purchase of a loan (v)		11,434		—
Collateral deposit (Note 4.i. (vii))		5,694		—
Value Added Tax (“VAT”) receivable		5,173		1,428
Cash reserves related to the securitization programs (Note 16)		2,549		433
Mortgage receivable (iv)		2,208		2,208
Allowance for doubtful mortgage receivable (Note 24.c.)		(2,208)		(2,208)
Prepaid gross sales tax.		782		438
Related parties (Note 11)		46		12
Others		469		415
Less:
Present value – other receivables		(1,064)		(1,384)

	Ps.	112,538	Ps.	116,585

(i)	Represents the net amount of US$ 50.1 million deposited as collateral (including interest of US$ 0.1 million) and US$ 45.4 million payable for the swap agreement. See Note 14 for details.
(ii)	At June 30, 2005 the balance is comprised of Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company and Ps. 0.8 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).
(iii)	The Company maintained a deposit of Ps. 358 and Ps. 694 at June 30, 2005 and 2004, respectively, as collateral for the future contracts (Ps. 269 and Ps. 474 net of the fair value of the future contracts). See Note 14 for details.
(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.
(v)	Represents a payment of US$ 4 million made by the Company in connection with a contract entered into with Credit Suisse First Boston (“CSFB”) pursuant to which the Company is committed to acquire in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10 million. The loan has a nominal value of US$ 12.8 million and CSFB is actually the creditor.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2005		2004
Current
San Martín de Tours	Ps.	11,743	Ps.	4,744
Abril/Baldovinos		7,671		3,239
Torres de Abasto		518		555
Torres Jardín		468		245
Resale merchandise		302		138
Rivadavia 2768		—		124
Bonus merchandise		69		87
Villa Celina		43		43
Dock 13 Puerto Madero		1,605		37
Minetti “D”		65		33
Credit from barter of “Edificios Cruceros” (i)		8,141		—
Plot 1 d) Dique III (ii)		23,923		—
Plot 1 e) Dique III (ii)		9,776		—
Other inventories		1,302		1,327

	Ps.	65,626	Ps.	10,572

Non-Current
Torres Rosario	Ps.	19,275	Ps.	15,414
Abril/Baldovinos		2,782		4,548
Credit from barter of Plot 1c) Dique III (ii)		22,861		—
Credit from barter of “ Edificios Cruceros” (i)		—		5,836
Credit from barter of Benavidez (iii)		8,542		8,755

	Ps.	53,460	Ps.	34,553

(i)	During the year ended June 30, 2004 the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million. During the year ended June 30, 2005 the Company signed promissory sales contracts with third parties to sell 9 housing units, receiving advance payments equal to 40% of the sales price. Subsequent to year-end the Company collected an additional 40% of the sales price. The remaining 20% will be collected at the time of signing the pertinent deed and subsequent transfer of property scheduled for December 2005. Housing units for which the Company signed promissory sales contracts have been valued at their fair market value. As a result, the Company recognized a gain of Ps. 2.4 million which is included within “Gain from valuation of inventories at fair market value” in the accompanying consolidated balance sheets.
(ii)	On September 7, 2004, the Company and DYPSA, Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter and option contract whereby DYPSA proposed to acquire from the Company plots 1c) and 1e) of Dique III (undeveloped land) at a price of US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver to the Company, within a maximum term of 36 months, housing units, parking lots and storage spaces representing in the aggregate 28.50% of the housing unit area to be built in the first building. Furthermore, DYPSA has an option to acquire plot 1e) mentioned above within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the work progress in the first building. In this case, DYPSA agreed to deliver to the Company in exchange, within a maximum term of 36 months, housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area to be built in the second building. These barter transactions were subject to the approval by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably during the second quarter of fiscal year ended June 30, 2005. As a result, on November 25, 2004 the Company signed the deed of conveyance of title of the plot 1c) in favor of DYPSA and the option of DYPSA to acquire plot 1e) as explained before. As a guarantee of this transaction, DYPSA set up a first degree mortgage on plot 1c) for US$ 8,030 in favor of the Company. The option to exchange plot 1 e) is subject to the construction of the 13th floor of the building to be built on lot 1 c). As a result of this transaction, the Company has valued the units to be received from DYPSA as consideration for the exchange of lot 1c) at the fair market value of the plot recognizing a gain of Ps. 15.0 million. Plot 1e) remains valued at cost since the option has not been exercised by DYPSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories (continued)

In addition, on May 18, 2005 the Company entered into a preliminary agreement with DYPSA pursuant to which the Company will sell to DYPSA plot 1d) for a total consideration of US$ 8,500. The Company received an advance payment of US$ 2,150 and the balance of US$ 6,350 will be paid by DYPSA at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for January, 2006. As a result of this transaction, this plot of land has been valued at its fair market value. As such, the Company recognized a gain of Ps. 15.0 which is included within “Gain from valuation of inventories at fair market value” in the accompanying consolidated balance sheets.

(iii)	On May 21, 2004 the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). As a result of this transaction, the Company recognized a gain of Ps. 907 during the year ended June 30, 2004.

f.	Trade accounts payable:

	As of June 30,
	2005		2004
Current
Accruals	Ps.	17,253	Ps.	10,916
Suppliers		47,769		30,771
Foreign suppliers		973		1,008
Related parties (Note 11)		729		251
Other		157		62

	Ps.	66,881	Ps.	43,008

Non-Current
Foreign suppliers	Ps.	1,871	Ps.	2,865
Accruals		78		—

	Ps.	1,949	Ps.	2,865

g. Customer advances:

	As of June 30,
	2005		2004
Current
Advance payments from customers	Ps.	20,911	Ps.	8,508
Admission rights (Note 3.a.)		18,041		11,495
Lease advances (i)		10,966		5,451
Advance for the sale of a plot of land (ii)		1,006		—

	Ps.	50,924	Ps.	25,454

Non-Current
Admission rights (Note 3.a.)	Ps.	26,061	Ps.	17,444
Lease advances (i)		13,807		11,358

	Ps.	39,868	Ps.	28,802

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

g.	Customer advances (continued):

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005 respectively, and Ps. 1.2 million and Ps. 7.2 million as of June 30, 2004, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2005 the six-month LIBOR was 3.7%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.
(ii)	Represents a payment of Euros 300 received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build buildings for housing. The sale transaction is subject to certain conditions. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

h.	Salaries and social security payable:

	As of June 30,
	2005		2004
Provision for vacation and bonuses	Ps.	7,428	Ps.	4,721
Salaries and social security payable		4,587		2,526
Other		321		734

	Ps.	12,336	Ps.	7,981

i. Short-term and long-term debt:

	As of June 30,
	2005		2004
Short-term debt
IRSA Convertible Notes (i)	Ps.	1,726	Ps.	2,632
APSA Convertible Notes (ii)		2,016		2,310
Collateralized Notes (iii)		11,364		5,930
Uncollateralized Loan Agreement (iv)		6,994		3,630
APSA Senior Notes (v)		—		31,469
APSA Notes (vi)		—		50,793
Collateralized loans (vii)		23,138		37,356
Uncollateralized loans (viii)		22,752		1,007
APSA Syndicated Loan (ix)		25,928		—

	Ps.	93,918	Ps.	135,127

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

Long-term debt
IRSA Convertible Notes (i)	Ps.	168,059	Ps.	255,922
APSA Convertible Notes (ii)		44,821		53,578
Collateralized Notes (iii)		88,670		98,643
Uncollateralized Loan Agreement (iv)		54,544		60,664
Uncollateralized loans (viii)		8,661		—
APSA Syndicated Loan (ix)		25,000		—

	Ps.	389,755	Ps.	468,807

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

(i)	See Note 10 for details of the issuance of IRSA Convertible Notes.
(ii)	On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares (Ps. 0.10). The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. At June 30, 2005 the outstanding balance of APSA Convertible Notes amounted to US$ 47.3 million, of which US$ 31.7 million correspond to IRSA holdings. The Company has eliminated in consolidation the intercompany balances and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheets at June 30, 2005 and 2004 amounts to US$ 15.6 million and US$ 18.1 million, respectively.
(iii)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2005, the Company has settled the first two installments totaling US$ 1.9 million; consequently, the carrying value of the debt amounts to US$ 31.1 million (equivalent to US$ 35.5 million discounted at an interest rate of 8%). The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (See Note 13 for details).
(iv)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”) payable in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue at a fixed interest rate. Interest is payable quarterly, commencing February 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. On July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. In addition, on March 17, 2004 the Company repurchased US$ 12 million of the US$ 35 million portion of the Uncollateralized Loan Agreement for US$ 8.6 million in cash. Additionally, at June 30, 2005 the Company has settled the two first installments totaling to US$ 1.2 million. Consequently, at June 30, 2005 the outstanding balance amounts to US$ 19.1 million (equivalent to US$ 21.9 million discounted at the interest rate of 8%).

(v)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes (“APSA Senior Notes”). APSA Senior Notes were issued in three classes, maturing at various dates through January 13, 2005 and accruing interest at different variable rates. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). During the years ended June 30, 2001 and 2002, APSA repurchased Ps. 2.5 million of the Senior Notes and made principal payments at their maturity for Ps. 11.3 million, respectively. During the year ended June 30, 2003, APSA repurchased Ps. 80.8 million of the Senior Notes and made principal payments at their maturity for Ps. 4.6 million. During the year ended June 30, 2004, the Company made principal payments at their maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. During the year ended June 30, 2005, the Company repurchased Ps. 13.7 million of the Senior Notes and paid the balance of Ps. 3.8 million at their maturity. APSA Senior Notes were collateralized by a pledge on the shares of SAPSA and included various restrictive covenants, which among other things required APSA to maintain certain financial ratios.
(vi)	On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “APSA Notes”). Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes included various restrictive covenants, which among other things required APSA to maintain certain financial ratios. During the years ended June 30, 2001, 2002 and 2003, APSA redeemed Ps. 18.1 million, Ps. 15.5 million and Ps. 1.8 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 the balance was comprised of Ps. 49.6 million of principal and Ps. 1.7 million of accrued interest. During the year ended June 30, 2005 APSA redeemed an additional Ps. 1.2 million of the Notes and paid the balance of Ps. 48.4 million at their maturity.
(vii)	At June 30, 2005 the balance relates to a collateralized loan in process of restructuring with its creditor. This collateralized loan amounting to US$ 12 million had been obtained by Hoteles Argentinos S.A. (“HASA”, a subsidiary of the Company) from Bank Boston N.A. in January 2001. At June 30, 2004 the Company had not paid 11 principal and 9 interest installments already matured as a result of the financial crisis and lack of credit in the bank system. On March 5, 2004, Bank Boston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd. (“Marathon”) all the rights and obligations arising from this loan agreement together with all related amendments, guarantees and insurance policies. On December 16, 2004 Ritelco S.A. (“Ritelco”, a wholly-owned subsidiary of the Company) purchased the loan agreement paying to Marathon US$ 7,925 in cash. On March 23, 2005 Ritelco sold to CSFB the loan agreement for US$ 8 million in cash and the Company entered into an agreement with CSFB pursuant to which, among other things, (a) the Company guarantees the payment of the debt owed by HASA, (b) HASA must present a restructuring plan of the loan prior to September 15, 2005, and (c) in the event of non-compliance the Company shall repurchase the loan agreement for US$ 8,000. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in the accompanying consolidated balance sheet. The loan is collateralized by real estate properties with a net book value of Ps. 32.1 million at June 30, 2005.
(viii)	At June 30, 2005 uncollateralized loans include US$ 6 million related to a loan granted by Deustche Bank S.A. to APSA for US$ 11 million in March 2005, of which US$ 5 million were repaid in April 4, 2005 with the proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. Uncollateralized loans also include short-term loans and overdraft facilities totaling Ps. 13.8 million at June 30, 2005. The weighted average interest rates on short-term loans were 7.6% and 9.0% as of June 30, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(ix)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated loan in a total amount of Ps. 50 million (“APSA Syndicated Loan”), which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the APSA Notes at their maturity for Ps. 48.4 million. See footnote (vi) for details. On July 5, 2005 the Company paid the first interest installment of this loan.

j.	Taxes payable:

	As of June 30,
	2005		2004
Current
Income tax provision, net	Ps.	6,409	Ps.	2,008
Asset tax payable, net		4,894		4,565
VAT payable		4,333		2,483
Gross sales tax payable		2,495		956
Provision for tax on personal assets		2,241		—
Income tax withholdings		731		384
Value added tax withholdings		339		62
Other		910		1,183

	Ps.	22,352	Ps.	11,641

Non-Current
Gross sales tax payable	Ps.	2,848	Ps.	3,120
Deferred income tax (Note 17)		18,924		8,469

	Ps.	21,772	Ps.	11,589

k.	Other liabilities:

	As of June 30,
	2005		2004
Current
Seller financings (i)	Ps.	11,348	Ps.	5,781
Provision for contingencies (Note 24.c.) (ii)		9,776		6,439
Accrual for directors fees, net of advances (Note 11)		7,052		6,862
Donations payable (Note 11)		3,960		3,029
Related parties (Note 11)		2,829		3,150
Guarantee deposits		924		503
Contributed leasehold improvements (iii)		525		212
Accruals		514		690
Unearned income (iv)		110		—
Dividends payable (Note 11)		39		2,379
Others		2,027		1,548

	Ps.	39,104	Ps.	30,593

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

k.	Other liabilities (continued)

	As of June 30,
	2005		2004
Non-Current
Contributed leasehold improvements (iii)	Ps.	11,473	Ps.	690
Provision for contingencies (Note 24.c.) (ii)		11,027		6,549
Seller financings (i)		5,030		—
Guarantee deposits		2,787		3,030
Unearned income (iv)		2,345		—
Related parties (Note 11)		1,732		—
Other		20		20
Less:
Present value – other liabilities		(4)		(139)

	Ps.	34,410	Ps.	10,150

(i)	As of June 30, 2005 the balances were primarily comprised of (a) Ps. 3.3 million of principal plus Ps. 2.3 million of CER and Ps. 0,8 million of accrued interests relating to the seller financing obtained in the acquisition of Shopping Neuquén, which accrues interest at six-month LIBOR (3.7% as of June 30, 2005) (See Note 20), and (b) Ps. 9.7 million relating to the seller financing obtained in the acquisition of Mendoza Plaza Shopping (Ps. 4.7 million due September 29, 2005 and Ps. 5.0 million due September 29, 2006) (included imputed interest).
(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, (c) the claims related to Shopping Neuquén as disclosed in Note 20, (d) the Llao Llao litigation as disclosed in Note 21 and (e) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(iii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2005, 2004 and 2003.
(iv)	Unearned income relates to a contract entered into with Riocruz S.C.S. (Tienda C&A) in 1999 pursuant to which Mendoza Plaza Shopping granted Riocruz S.C.S. a perpetual mutual right of way in exchange for US$ 2.9 million as consideration for the first ten years and subsequently free of charge. Unearned income is amortized to income over the remaining useful life of Mendoza Plaza Shopping.

l.	Mortgages payable

	As of June 30,
	2005		2004
Current
Mortgage payable Bouchard 710		22,527		—
Mortgage payable San Martín de Tours	Ps.	2,935	Ps.	2,218

	Ps.	25,462	Ps.	2,218

Non-Current
Mortgage payable Bouchard 710	Ps.	27,627	Ps.	—

	Ps.	27,627	Ps.	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2005, the Company had 357,266,448 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2003, 2004 and 2005:

	Common Stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2002	207,411,988	Ps.	207,412	Ps.	569,481

Distribution of treasury stock	4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting Board of Directors Meeting	November 5 and 27, 2002 August 22, 2003	November 5, 2002 August 22, 2003
Conversion of debt into common shares (Note 10)	12,531		13		8

Balances as of June 30, 2003	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares (Note 10)	23,734,388		23,734		14,312	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending
Exercise of warrants (Note 10)	13,056,801		13,056		11,704

Balances as of June 30, 2004	248,802,993	Ps.	248,803	Ps.	595,505

Conversion of debt into common shares (Note 10)	52,448,952		52,449		31,001	Board of Directors Meeting	September 30, December 30, 2004; March 31, June 30, 2005	Pending
Exercise of warrants (Note 10)	56,014,503		56,015		49,665

Balances as of June 30, 2005	357,266,448	Ps.	357,267	Ps.	676,171

b.	Capital nature transactions

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

d.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital (including inflation adjustment). This legal reserve may be used only to absorb losses. In addition, certain of the Company’s financial debts contain covenants, which restrict the company’s ability to pay dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

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

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Financial operations and others.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	230,087	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(16,939)		(7,746)		(92,217)		(48,924)		(979)		(166,805)

Gross profit (loss)		15,372		11,685		137,870		38,196		(39)		203,084
Gain from valuation of inventories at fair market value		17,317		—		—		—		—		17,317
Selling expenses		(2,564)		(922)		(24,604)		(9,792)		—		(37,882)
Administrative expenses		(9,514)		(9,223)		(31,553)		(19,434)		—		(69,724)
Gain in credit card trust		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		2,096		—		27,938

Operating income (loss)		21,132		13,768		95,229		11,066		(39)		141,156
Amortization of goodwill		—		—		(1,663)		—		—		(1,663)
Equity (loss) gain from related companies		—		—		(2,302)		12,197		56,999		66,894
Financial results, net		(5,846)		(4,283)		(17,284)		(4,189)		19,385		(12,217)
Other (expenses) income, net		—		—		(8,047)		223		(6,742)		(14,566)

Income before taxes and minority interest		15,286		9,485		65,933		19,297		69,603		179,604
Income tax and asset tax		(13,089)		(1,784)		(33,615)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(17,216)		(3,824)		—		(23,152)

Net income		2,197		5,589		15,102		14,294		66,063		103,245
Additions of fixed assets and intangible assets		—		20,370		50,921		8,025		—		79,316
Depreciation and amortization (a)		252		6,672		58,343		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		219,432		220,240

Operating assets		343,803		364,420		1,124,780		133,035		—		1,966,038
Non-operating assets		55,442		58,766		10,678		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,135,458	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	30,257	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	859	Ps.	260,805
Costs		(25,849)		(8,273)		(72,447)		(40,049)		(798)		(147,416)

Gross profit		4,408		6,871		70,803		31,246		61		113,389
Selling expenses		(3,957)		(54)		(9,827)		(8,150)		—		(21,988)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Gain in credit card trust		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		25,631		2,655		—		63,066

Operating income		799		30,229		63,261		10,138		61		104,488
Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from related companies		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(12,266)		(4,930)		41,351		11,823
Other expenses, net		—		—		(5,845)		(2,116)		(5,675)		(13,636)

(Loss) income before taxes and minority interest		(5,517)		24,024		41,119		3,092		63,706		126,424
Income tax and asset tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,550)		19,477		15,533		(2,685)		61,087		87,862
Additions of fixed assets		232		54		21,674		4,390		—		26,350
Depreciation and amortization (a)		(1,217)		5,962		52,612		8,134		—		65,491

Non-current investments in affiliated companies		—		—		7,198		—		162,659		169,857

Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		64,851		7,019		326,568		513,094

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,056,887	Ps.	138,497	Ps.	326,568	Ps.	2,208,326

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	46,616	Ps.	17,770	Ps.	113,754	Ps.	57,730	Ps.	625	Ps.	236,495
Costs		(46,527)		(9,093)		(67,088)		(31,373)		(586)		(154,667)

Gross profit		89		8,677		46,666		26,357		39		81,828
Selling expenses		(4,023)		(80)		(17,594)		(6,858)		—		(28,555)
Administrative expenses		(6,106)		(4,409)		(21,356)		(13,323)		—		(45,194)
Gain on purchasers rescissions of sales contracts		9		—		—		—		—		9
Loss in credit card trust		—		—		(4,077)		—		—		(4,077)
Gain (loss) from operations and holdings of real estate assets, net		12,944		(1,891)		10,454		—		—		21,507

Operating income		2,913		2,297		14,093		6,176		39		25,518
Amortization of goodwill		—		—		(6,631)						(6,631)
Equity loss from related companies		(285)		—		(12,072)		—		(2,344)		(14,701)
Financial results, net		(2,132)		(2,095)		83,301		11,056		225,171		315,301
Other income (expenses), net		—		—		13,272		(3,734)		(10,397)		(859)

Income before taxes and minority interest		496		202		91,963		13,498		212,469		318,628
Income tax and asset tax benefit (expense)		663		(1009)		(46,755)		1,433		49,197		3,529
Minority interest		5,135		(1,386)		(35,212)		(4,249)		—		(35,712)

Net income (loss)		6,294		(2,193)		9,996		10,682		261,666		286,445

Additions of fixed assets		6,606		5,469		3,449		3,150		—		18,674
Depreciation and amortization (a)		3,637		5,961		52,641		7,198		—		69,437

Non-current investments in affiliated companies		—		—		8,527		—		30,684		39,211

Operating assets		299,024		255,890		994,917		130,534		—		1,680,365
Non-operating assets		43,835		37,511		49,307		8,255		262,683		401,591

Total assets	Ps.	342,859	Ps.	293,401	Ps.	1,044,224	Ps.	138,789	Ps.	262,683	Ps.	2,081,956

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2005	2004	2003
Income from transactions related to shares of related companies	Ps.—	Ps. —	Ps. 10,121
Gain from holding of investment in real estate	27,938	63,066	11,386

	Ps. 27,938	Ps. 63,066	Ps. 21,507

8. Financial results, net:
	Year ended June 30,
	2005	2004	2003
Generated by assets:
Financial operating net results	Ps. 17,752	Ps. 52,858	Ps. 29,704
Exchange (loss) gain	(3,519)	16,543	(73,993)
Results from derivative instruments	6,533	17,641	79,874
Interest income	4,870	5,261	10,825
Interest on discounting assets	173	1,695	(1,697)
Loss on exposure to inflation	—	—	(13,754)

	Ps. 25,809	Ps. 93,998	Ps. 30,959

Generated by liabilities:
Discounts	Ps. 2,205	Ps. 7,235	Ps. 36,868
Gain on exposure to inflation	—	—	11,847
Interest on discounting liabilities	(134)	(294)	32,063
Exchange gain (loss)	7,504	(29,578)	262,676
Gain on repurchase of debt (Note 9 (i))	—	—	6,749
Financial expenses	(47,601)	(59,538)	(65,861)

	(38,026)	(82,175)	284,342

Financial results, net	Ps. (12,217)	Ps. 11,823	Ps. 315,301

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

9.	Other expenses, net:

	Year ended June 30,
	2005		2004		2003
Other income:
Recovery of allowance for doubtful account, net	Ps.	78	Ps.	184	Ps.	—
Gain on early redemption of loans		—		785		—
Gain from the sale of intangible assets		7		252		2,976
Gain on repurchase of debt (i)		—		—		13,030
Gain from the sale of fixed assets		—		—		768
Other		608		1,448		2,372

	Ps.	693	Ps.	2,669	Ps.	19,146

Other expenses:
Provision for contingencies	Ps.	(2,044)	Ps.	(5,374)	Ps.	(7,651)
Tax on personal assets		(6,977)		(4,076)		—
Donations		(4,203)		(2,685)		(5,944)
Loss from the sale of fixed assets		(35)		—		—
Tax amnesty plan for gross sales tax payable		—		(2,133)		—
Tax on bank accounts operations		(745)		(780)		(955)
Unrecoverable VAT		(839)		(727)		(1,178)
Other		(416)		(530)		(4,277)

		(15,259)		(16,305)		(20,005)

Other expenses, net	Ps.	(14,566)	Ps.	(13,636)	Ps.	(859)

(i)	During the year ended June 30, 2003, the Company repurchased a portion of the APSA Senior Notes and the APSA Notes (Ps. 80.8 million and Ps. 1.8 million, respectively) from third parties, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million. Such gain is net of a charge of Ps. 5.4 million relating to the amortization of deferred financing costs associated with the repurchase obligations.

10.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004 and 2005, certain holders of IRSA Convertible Notes for a total amount of US$ 41.5 million exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares and 52,448,952 shares of common stock, respectively. During the years ended June 30, 2004 and 2005, the Company also issued 69,071,304 shares of common stock in exchange for US$ 45.2 million cash as a result of the exercise of warrants. At June 30, 2005 the outstanding balance of IRSA Convertible Notes amounted to U$S 58.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	9	Ps.	53
		Other receivables and prepaid expenses (current)		—		—		—		—		1
		Rental Income		168		137		119		—		—
		Sales and Development		30		16		—		—		—
		Expenses to be recovered		—		—		65		—		—

Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		10		4
		Other receivables and prepaid expenses (current)		—		—		—		139		59
		Other liabilities (current)		—		—		—		(188)		(176)
		Rental income		19		97		102		—		—
		Sales and developments		30		46		—		—		—
		Trade account payable (current)		—		—		—		(11)		—

Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		—		16
		Sales and development		38		38		—		—		—

Hoteles Sheraton de Argentina S.A.C	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(198)		(119)

BHSA	Equity investee of the Company (i)	Investments (current)		—		—		—		3,523		—
		Results from holding and operations		—		12,300		5,136		—		—

Compañía. de servicios Hoteleros S.A.	Related party	Trade account payable (current)		—		—		—		(37)		—

Banco Provincia S.A.	Minority shareholder of ERSA, a subsidiary of the Company	Other liabilities - Dividends payable		—		—		—		—		(303)

Buenos Aires Equity Investment N.V.	Minority shareholder of ERSA, a subsidiary of the Company	Other liabilities - Dividends payable		—		—		—		—		(34)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	56	Ps.	6
		Other receivables and prepaid expenses (current)		—		—		—		232		175
		Trade accounts payable (current)		—		—		—		(12)		(1)
		Other liabilities (current)		—		—		—		(39)		(87)
		Short and long-term debts- IRSA Convertible Notes								(106,566)		(132,942)
		Accrued interest		9,965		21		(197)		—		—
		Sales and developments		405		361		—		—		—
		Cost of services		(53)		(92)		—		—		—

Dolphin Fund Management S.A	Related party (iii)
		Other receivables and prepaid expenses (current)		—		—		—		—		4,920
		Sales and developments				20		17		—		—
		Accrued interest		—		—		(32)		—		—
		Cost of services		—		(109)		—		—		—
		Rental expense		—		(138)		(200)		—		—
		Results from holding and operations		16,269		1,298		—		—		—

Valle de Las Leñas S.A.	Equity investee	Accrued interest		—		—		76		—		—

Dalor	Minority shareholder of Tarshop S.A., a subsidiary of the Company	Other liabilities (current)		—		—		—		(161)		(161)

Goldman Sachs	Shareholder of APSA until November 30, 2004	Other Liabilities (current)		—		—		—		—		(6)
		Other Liabilities (current) -Dividends		—		—		—		—		(2,042)
		Bank and financial loans (current)		—		—		—		—		(409)
		Bank and financial loans (non current)		—		—		—		—		(9,055)
		Accrued interest		—		(1,382)		—		—		—

E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)		—		—		—		19		17

Estudio Zang	Legal services	Cost of services		(1,083)		(243)		(376)		—		—
		Other liabilities (current)		—		—		—		—		(160)
		Trade accounts payable (current)		—		—		—		(289)		(23)
		Mortgages and leases receivables, net (current)		—		—		—		27		—

Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		—		61		—		—		—

Fundación IRSA	Related party (iv)	Donations		(4,053)		(2,389)		(5,007)		—		—
		Other liabilities-Donations Payable- (current)		—		—		—		(3,960)		(3,029)

IFIS S.A.	Indirect shareholder	Other receivables and prepaid expenses (current)		—		—		—		—		14,878
		Accrued interest		—		54		—		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	(166)	Ps.	(227)
		Sales and developments		2,110		1,560		—		—		—

IRSA Telecomunicaciones N.V.	Equity investee of the Company	Other liabilities (current)		—		—		—		(17)		(17)

Managers, Directors and other staff of the Company	Related parties (ii)	Other receivables and prepaid expenses (current) (personnel loans)		—		—		—		410		327
		Other receivables and prepaid expenses (non-current)		—		—		—		46		12
		Expenses to be recovered		6		5		3		—		—

Mendoza Plaza Shopping S.A.	Equity investee until September 30, 2004	Dividends receivable		—		—		—		—		75

Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping, a subsidiary of the Company	Other liabilities (current)		—		—		—		(773)		—
		Other receivables and prepaid expenses (current)		—		—		—		454		—
		Other liabilities (non-current)		—		—		—		(1,732)		—
		Accrued interest		79		—		—		—		—
		Other liabilities - Dividends		—		—		—		(39)		—

Starwood	Shareholder of HASA, subsidiary of the Company	Mortgages and leases receivables, net (current)
				—		—		—		19		16

Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—		(1,322)		—

Consultores Assets Management S.A.	Related parties	Mortgages and leases receivables, net (current)		—		—		—		25		—

Metronec S.A.	Tarshop S.A. shareholder equity investee	Other liabilities (current)		—		—		—		(126)		—

Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—		800		—
		Trade accounts payable		—		—		—		(214)		—

Museo de los niños	Realted party	Other receivables and prepaid expenses (current)		—		—		—		1		—

Parque Arauco S.A.	Shareholder of APSA	Other liabilities (current)		—		—		—		(5)		(2,424)
		Bank and financial loans (current)		—		—		—		(2,007)		(1,998)
		Bank and financial loans (non current)		—		—		—		(44,669)		(44,219)

Directors	Related party	Other liabilities, accrual for directors fees		—		—		—		(7,052)		(6,862)
		Administrative expenses		(11,168)		(8,626)		(8,807)		—		—
		Director’s guarantee deposits		—		—		—		(12)		(20)
		Bank and financial loans (current)		—		—		—		(8)		(11)
		Bank and financial loans (non current)		—		—		—		(183)		(246)
		Short and long-term debts –IRSA Convertible Notes		—		—		—		—		(370)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

(i)	The Company is a shareholder of BHSA and BACSA. During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting. See note 3.c. (ii) a) for details.

(ii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 458 and Ps. 339 as of June 30, 2005 and 2004, respectively. Such balances are to be repaid via scheduled payroll deductions.

(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.

(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2005 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	28,351	Ps.	2,812	Ps.	1,572	Ps.	9,887	Ps.	19,739	Ps.	—		Ps. 71,068	Ps.	511,867	Ps.	645,296
Mortgages and leases receivable, net		31,251		9,338		5,221		2,881		7,765		15,796		994		—		73,246
Other receivables and prepaid expenses		13,838		25,944		243		2,146		43,533		930		3,593		69,005		159,232

	Ps.	73,440	Ps.	38,094	Ps.	7,036	Ps.	14,914	Ps.	71,037	Ps.	16,726	Ps.	75,655	Ps.	580,872	Ps	. 877,774

Liabilities
Trade accounts payable	Ps.	64,072	Ps.	205	Ps.	278	Ps.	205	Ps.	1,949	Ps.	2,121	Ps.	—	Ps.	—	Ps.	68,830
Customer advances		14,688		18,897		8,066		9,262		39,868		11		—		—		90,792
Salaries and social security payable		10,634		156		1,546		—		—		—		—		—		12,336
Mortgages payable		15,816		3,148		3,215		3,283		27,627		—		—		—		53,089
Short and long term debt		22,221		17,160		13,599		17,090		389,755		—		23,848		—		483,673
Taxes payable		11,325		8,117		633		2,277		2,848		—		—		18,924		44,124
Other liabilities		3,433		20,433		330		493		23,382		405		14,010		11,028		73,514

	Ps.	142,189	Ps.	68,116	Ps.	27,667	Ps.	32,610	Ps.	485,429	Ps.	2,537	Ps.	37,858	Ps.	29,952	Ps.	826,358

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	31,333	Ps.	482	Ps.	11,215	Ps.	19,256	Ps.	71,142	Ps.	511,868	Ps.	645,296
Mortgages and leases receivable, net		669		30		353		769		64,459		6,966		73,246
Other receivables and prepaid expenses		52		34		—		—		46,642		112,504		159,232

	Ps.	32,054	Ps.	546	Ps.	11,568	Ps.	20,025	Ps.	182,243	Ps.	631,338	Ps.	877,774

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	972	Ps.	1,871	Ps.	65,909	Ps.	78	Ps.	68,830
Customer advances		—		—		1,220		6,109		49,703		33,760		90,792
Salaries and social security payable		—		—		—		—		12,336		—		12,336
Mortgages payable		22,528		27,627		—		—		2,934		—		53,089
Short and long term debt		48,642		212,878		42,625		176,877		2,651		—		483,673
Taxes payable		—		281		—		—		22,352		21,491		44,124
Other liabilities		14,266		8,593		(6,259)		—		31,097		25,817		73,514

	Ps.	85,436	Ps.	249,379	Ps.	38,558	Ps.	184,857	Ps.	186,982	Ps.	81,146	Ps.	826,358

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. The Company’s management and legal counsel believes that the extension of bankruptcy will be dismissed by the Court. The Company’s investment in Puerto Retiro amounts to Ps. 46.5 million at June 30, 2005.

(ii)	During fiscal year 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 310 in cash plus US$ 750 to be paid through the transfer of title of 25% of the apartments to be built on this land. The Company has mortgaged the land in favor of the seller as collateral for the obligations assumed in the acquisition.

(iii)	The Labor Court N° 55 decided the judicial attachments of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

(iv)	The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable is payable in quarterly installments maturing in May 26, 2008 and accrues interest at a rate of 8.5%. At June 30, 2005, the mortgage payable amounted to US$ 17,250.

(v)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) had been pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of the Buenos Aires Design shopping center. These obligations have been fulfilled as of June 30, 2005.

(vi)	The Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2005 mortgaged properties had a net book value of Ps. 83.9 million.

(vii)	The Company has mortgaged certain real estate properties (Sheraton Libertador Hotel) as guarantee for the payment of a loan obtained by Hoteles Argentinos S.A., a subsidiary of the Company. The real estate properties had a net book value of Ps. 32.1 million at June 30, 2005. For details of the debt, see Note 4.i.(vii.)

(viii)	Other current liabilities include a liability of Ps. 42 related to a mortgage set up on acquired land for Ps. 3,314.

(ix)	At June 30, 2005, the Company had restricted funds amounting to Ps. 1.1 million of which Ps. 0.3 million relates to certain labor lawsuits of the Company and Ps. 0.8 relates to the Llao Llao litigation. Restricted funds are classified within other current receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

14.	Derivative instruments

The Company’s derivative activity during fiscal years 2005, 2004 and 2003 is presented below:

•	Interest rate swap agreements

(a) In order to minimize its financing costs, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was fully settled at its maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005, 2004 and 2003 the Company recognized gains of Ps. 5.2 million, Ps. 11.2 million and Ps. 79.9 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

(b) On June 16, 2005 the Company entered into an interest rate swap agreement with Deutsche Bank AG maturing in November 2009 to effectively convert certain dollar-denominated variable rate debt (Uncollateralized Loan Agreement and Collateralized Notes) to dollar-denominated fixed rate debt. The Uncollateralized Loan Agreement and the Collateralized Notes accrue interest at LIBOR plus 2%. Pursuant to this agreement, the Company will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. As a result of this agreement, the Company has fixed the interest rate of the Uncollateralized Loan Agreement and the Collateralized Notes at 6.27%. At June 30, 2005 the fair market value of the swap agreement was not significant.

•	Option and future contracts to purchase metals

The Company also engages in trading of certain financial instruments. At June 30, 2004 the Company had three futures contracts outstanding to purchase 300 ounces of silver at an average price of US$ 6.075 maturing in December 2004. At June 30, 2005 the Company had 35 contracts to purchase silver maturity in September 2005 at an average price of US$ 7.075. As collateral for these agreements the Company maintained deposits of Ps. 358 and Ps. 694 at June 30, 2005 and 2004, respectively. The fair market value of the derivative financial instruments outstanding at June 30, 2005 and 2004 amounted to Ps. (89) and Ps. (220), respectively. The amounts of the deposits are disclosed net of the fair market values within “Other receivables and prepaid expenses” in the accompanying consolidated balance sheet. The Company recognized gains of Ps. 1,311 and Ps. 4,172 in trading of financial instruments during the years ended June 30, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2005 the Company’s retained interest in Class D equity security amounted to Ps. 3,259. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Gain (loss) in credit card trust” in the accompanying consolidated statements of income.

At June 30, 2005 the Company has ten securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps.188.4 million of its customer credit card receivable balances to Trusts in exchange for Ps.156.7 million in cash proceeds, Ps. 14.2 million variable rate interest TDFs, and Ps. 17.5 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 15.3 million 7.25% fixed-rate interest TDFs, Ps. 13.0 million 7.50% fixed-rate interest TDFs, Ps. 10.0 million 8.00% fixed-rate interest TDFs, Ps. 68.8 million 9.00% fixed-rate interest TDFs, Ps. 11.1 million 10.00% fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, and Ps. 11.0 million 14.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income and asset tax

As described in Note 3.m., the Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2005, 2004 and 2003 consists of the following:

	2005		2004		2003
Current income and asset tax expense	Ps.	45,792	Ps.	8,303	Ps.	3,532
Deferred income tax expense (benefit)		7,415		17,417		(7,061)

Income and asset tax expense (benefit)	Ps.	53,207	Ps.	25,720	Ps.	(3,529)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2005 and 2004 are presented below:

	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(6,612)	Ps.	(1,531)	Ps.	(8,143)
Accounts receivable		2,412		297		2,709
Other receivables and prepaid expenses		(1,471)		(6,994)		(8,465)
Inventory		655		2,116		2,771
Fixed assets		(14,089)		(9,048)		(23,137)
Intangible assets		(561)		199		(362)
Short-term and long-term debt		7,713		(3,520)		4,193
Other liabilities		5,181		4,508		9,689
Tax loss carryforwards		103,879		2,491		106,370
Valuation allowance		(46,855)		4,067		(42,788)

Net deferred income tax asset	Ps.	50,252	Ps.	(7,415)	Ps.	42,837

Income tax expense (benefit) for the years ended June 30, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2005		2004		2003
Pretax income	Ps.	179,604	Ps.	126,424	Ps.	318,628
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		62,861		44,248		111,520
Non-deductible expenses		(1,930)		4,405		5,854
Net loss in related companies net of intercompany transactions		4,950		8,256		57,213
Change in valuation allowance		3,005		4,947		(133,085)
Inflation adjustment, net of impairment effect		(14,107)		(33,192)		(12,898)
Others, net		(1,572)		(2,944)		(32,133)

Income and asset tax expense (benefit)	Ps.	53,207	Ps.	25,720	Ps.	(3,529)

As of June 30, 2005, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 303.4 million, which expire at various dates beginning 2006 and ending 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	103,245	Ps.	87,862	Ps.	286,445
Plus: income impact of assumed conversions:
Interest expense on convertible debt		17,856		22,082		14,064
Foreign currency exchange (gain) loss		(5,250)		15,583		(72,999)
Income tax effects		—		—		20,627

Net income available to common shareholders plus assumed conversions	Ps.	115,851	Ps.	125,527	Ps.	248,137

Denominator:
Weighted-average number of shares outstanding	Ps.	280,282	Ps.	225,005	Ps.	209,840
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		221,098		329,266		229,209

Adjusted weighted-average number of shares	Ps.	501,380	Ps.	554,271	Ps.	439,049

Basic and diluted EPS:
Basic EPS	Ps.	0.37	Ps.	0.39	Ps.	1.37
Diluted EPS	Ps.	0.23	Ps.	0.23	Ps.	0.57

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2005	2004	2003
Cash and banks	98,244	93,096	89,883
Current investments	113,690	70,804	142,118

Total cash and banks and current investments as per balance sheet	211,934	163,900	232,001
Less: Items not considered cash and cash equivalents

• Mutual funds	49,638	33,647	29,740
• Retained interest in transferred credit card receivable	10,488	6,677	4,719
• Government bonds	4,563	365	3,124
• Retained interest in transferred mortgages receivable	558	252	1,323
• Mortgage bonds issued by BHSA.	3,523	—	—
• Other investments	575	46	38

Cash and cash equivalents as shown in the consolidated statement of cash flows	142,589	122,913	193,057

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

20.	Shopping Neuquén S.A.

On July 6, 1999, APSA had acquired a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps. 4.2 million. Shopping Neuquén’s sole asset is a piece of land with preliminary governmental approval for construction of a shopping center on the site. APSA had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001.

During June 2001, Shopping Neuquén entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, Shopping Neuquén requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected Shopping Neuquén’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Supreme Court of the Province of Neuquén. On December 21, 2004 Shopping Neuquén was notified a resolution by the Supreme Court of Neuquén communicating the expiration of the administrative procedural action. The Court decision is not final. Notwithstanding the foregoing, the Company is currently negotiating with the Municipality of Neuquén the terms of a new agreement that will establish the conditions for the reactivation of the development and construction of the shopping center. If the extension requested by the Company is not approved and no agreement is reached, the Municipality of Neuquén could request the reconveyance of the real estate previously sold to Shopping Neuquen, in which case Shopping Neuquén runs the risk of not recovering its initial investment which amounts to Ps. 10.0 million.

Furthermore, on August 15, 2003 the Company was informed that 85.75% of the previous shareholders of Shopping Neuquén filed a complaint against the Company, claiming collection of the unpaid balance of the purchase price in US dollars plus interest and legal costs.

The Company maintains a provision of Ps. 2.3 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

21.	Llao Llao Resorts S.A.

Llao Llao Holding S.A. (in the process of dissolution due to the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the “Hotel Llao Llao” was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A decision of the court confirmed the claim. The sentence was appealed and the Court of Appeals confirmed the judgment demanding payment from LLR of US$ 3,800 in Argentine external debt securities (principal plus interest) plus lawyers’ fees.

On March 2, 2004, LLR made a deposit of Ps. 7,191 in cash and Ps. 1,964 in Argentine external debt securities (with a nominal value of US$ 4,127) in the Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration. The intervening court served notice to the plaintiff of the payment made and on June 30, 2004 the plaintiff presented a statement rejecting the payment, considering it as a partial settlement of the debt, and requesting the setting up of a time deposit automatically renewable every thirty days until payment of the total debt. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 3,779 for the differences in the settlement of interest and expense due and payable.

In addition, during the year ended June 30, 2005 the plaintiff’s lawyers filed a claim in relation to their fees, as they understand that the amounts originally agreed should have been paid in U.S. dollars and not in Argentine pesos, requesting the payment of an additional amount of US$ 1,920. The court in a provisional remedy issued an order to attach the Company’s banks accounts in the amount of Ps. 861. The Company’s legal advisors challenged the amount claimed based on several reasons. The Company is currently awaiting the resolution of the submitted challenges. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 2,300 in connection with this claim.

At the date of issuance of these financial statements the litigation has not been resolved. All information available in connection with this matter was taken into account in assessing the potential loss contingency recorded at June 30, 2005, which represents the Company’s best estimate of the probable loss to be incurred in this connection.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

22.	Subsequent events

Acquisition of Canteras Natal Crespo S.A.

In July 2005 the Company acquired a 38.45% ownership interest in Canteras Natal Crespo S.A. (“CNC”) for a total consideration of US$ 1,307. In addition, the Company has the obligation to buy an additional 11.55% ownership interest if the remaining shareholders decide to sell their shareholdings for a total consideration of US$ 392. CNC is a company located in the Province of Cordoba that will be engaged in the sale and development of plots, homes, buildings and other real estate activities. ECIPSA S.A. is the Company’s partner in this project.

Mortgage payable restructuring

On July 1, 2005 the Company paid US$ 422 related to the first installment of the mortgage payable for the purchase of the property identified as “Bouchard 710”. In addition, on July 26, 2005 the Company signed an amendment to the mortgage pursuant to which the Company made a partial prepayment of US$ 3,203 and agreed to settle the balance of US$ 13,625 in 34 monthly equal and consecutive installments of US$ 452 each (including interest at a rate of 8.5%).

Agreement with Argentimo S.A. and Constructora San José Argentina S.A.

Subsequent to year-end, APSA entered into an agreement with Argentimo S.A. and Constructora San José Argentina S.A. pursuant to which the parties have established the bases and guidelines to carry forward a negotiation process in order to project the development of a commercial center and an apartment or office building. In connection with the agreement, APSA made a collateral bank deposit of US$ 3 million (escrow account) in favor of Argentimo S.A. This collateral deposit will remain deposited until a series of requirements of the project is complied with and will be computed as payment for the transaction when the final agreement is executed. If the parties do not reach an agreement to execute the project, the Company will collect the deposit plus accrued interest. The negotiation term to execute the final agreement will terminate on December 6, 2005, unless all the parties decide to postpone such date through executing a specific agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

Reconciliation of net income:

	Year ended June 30,
	2005		2004		2003
Net income under Argentine GAAP	Ps.	103,245	Ps.	87,862	Ps.	286,445
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 23.I.(b))		71,796		(46,814)		48,041
Accounting for marketable securities (Note 23.I.(c))		(15,372)		(5,297)		(2,092)
Non-contributory management stock ownership plan (Note 23.I.(e))		—		—		(38,941)
Depreciation of fixed assets (Note 23.I.(f))		417		(3,822)		(2,396)
Pre-operating and organization expenses (Note 23.I.(g))		(3,362)		(151)		5,175
Depreciation and amortization expense (Notes 23.I.(h) and (j))		3,290		4,151		4,795
Securitization accounting (Note 23.I.(i))		4,168		(1,787)		5,469
Present-value accounting (Note 23.I.(k))		(345)		9,271		(8,026)
Restoration of previously recognized impairment losses (Note 23.I.(l))		(23,939)		(61,790)		(25,384)
Accounting for convertible notes (Note 23.I.(m))		(8,521)		(7,931)		(10,468)
Reversal of gain recognized on troubled debt restructuring (Note 23.I.(n))		4,436		11,972		(30,153)
Accounting for real estate barter transactions (Note 23.I.(o))		(14,985)		(681)		—
Reversal of the gain from valuation of inventories at fair market value (Note 23.I.(p))		(18,087)		—		—
Deferred charges (Note 23.I.(r))		—		—		213

Carry forward	Ps.	102,741	Ps.	(15,017)	Ps.	232,678

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2005		2004	2003
Brought forward	Ps.	102,741	(15,017)	Ps.	232,678
Amortization of fees related to APSA Senior Notes (Note 23.I.(s))		402	597		503
Software obtained for internal use (Note 23.I.(t))		(49)	157		129
Accounting for changes in interest in consolidated affiliated companies (Note 23.I.(u))		—	—		(20)
Accounting for increasing rate debt (Note 23.I.(v))		(194)	—		—
Deferred income tax (Note 23.I.(w))		18,460	13,192		(722)
Minority interest (Note 23.I.(x))		8,038	3,896		2,558

Net income under US GAAP	Ps.	129,398	2,825	Ps.	235,126

Earnings per share under US GAAP (Note 23.II.(k):
Basic net income per common share	Ps.	0.46	0.01	Ps.	1.12
Diluted net income per common share	Ps.	0.31	0.01	Ps.	0.60

Reconciliation of shareholders’ equity:

	As of June 30,
	2005		2004
Total shareholders’ equity under Argentine GAAP	Ps.	1,252,229	Ps.	959,854
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 23.I.(b))		(79,524)		(160,079)
Depreciation of fixed assets (Note 23.I.(f))		(9,022)		(9,439)
Pre-operating and organization expenses (Note 23.I.(g))		(5,123)		(1,761)
Mortgage payable with no stated interest rate (Note 23.I.(h))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 23.I.(j))		48,197		18,305
Depreciation and amortization expense (Note 23.I.(h) and (j))		8,139		4,849
Securitization accounting (Note 23.I.(i))		3,132		(660)
Present-value accounting (Note 23.I.(k))		1,060		1,245
Restoration of previously recognized impairment losses (Note 23.I.(l))		(111,709)		(87,174)
Accounting for convertible notes (Note 23.I.(m))		9,271		17,792
Reversal of gain recognized on troubled debt restructuring (Note 23.I.(n))		(13,745)		(18,181)
Accounting for real estate barter transactions (Note 23.I.(o))		(15,666)		(681)
Reversal of the gain from valuation of inventories at fair market value (Note 23.I.(p))		(18,087)		—
Appraisal revaluation of fixed assets (Note 23.I.(q))		(3,953)		(3,953)
Amortization of fees related to APSA Senior Notes (Note 23.I.(s))		—		(402)
Software obtained for internal use (Note 23.I.(t))		(78)		(29)
Accounting for increasing rate debt (Note 23.I.(v))		(194)
Deferred income tax (Note 23.I.(w))		(229,959)		(221,750)
Minority interest (Note 23.I.(x))		88,777		91,833

Shareholders’ equity under US GAAP	Ps.	921,716	Ps.	587,740

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2005		2004
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	587,740	Ps.	502,803

Issuance of common stock upon conversion of debt and exercise of warrants		108,464		36,790
Additional paid-in-capital common stock		81,907		22,271
Additional paid-in-capital warrants		(1,241)		3,745
Unrealized gain on available-for-sale securities		9,978		3,501
Unrealized (loss) gain on retained interest in securitization programs		(821)		1,379
Unrealized gain on available-for-sale securities on equity investees		6,291		14,426
Net income under US GAAP		129,398		2,825

Shareholders’ equity under US GAAP at the end of the year	Ps.	921,716	Ps.	587,740

(a)	Retrospective application of accounting standards

Consolidation of LLR

As discussed in Note 2.d., under Argentine GAAP and as a result of the adoption of RT No. 21, the Company began consolidating LLR during fiscal year 2004. As required by the transition provisions, this new standard was retrospectively applied for comparative purposes. Therefore, the 2003 US GAAP reconciliation was modified to reflect the US GAAP adjustments of LLR on a consolidated basis.

Change to the equity method of accounting

As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s and BACSA’s shares from market value and cost, respectively, to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investments under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. Under US GAAP, the investment in BHSA had been originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses had been excluded from income and reported as a separate component of shareholders’ equity, except when the decline in fair value was considered “other-than temporary”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(a)	Retrospective application of accounting standards (continued)

The impact of the retrospective application of the equity method of accounting on previously reported US GAAP amounts of net income for the year ended June 30, 2003 and of shareholders’ equity at June 30, 2003 is presented in the following table:

	2003
	Shareholders’ equity		Net income
Amounts as originally reported	Ps.	630,693	Ps.	191,248

Impact of US GAAP adjustments on equity investees		(125,477)		39,481
Accounting for marketable securities		—		6,765
Deferred income tax		(4,825)		(2,368)
Minority interest		2,412		—

Amounts as adjusted	Ps.	502,803	Ps.	235,126

The effect of the retrospective application of the equity method of accounting on originally reported US GAAP amounts of comprehensive income for the year ended June 30, 2003 and of accumulated other comprehensive income at June 30, 2003 is as follows:

	2003
	Accumulated other comprehensive income		Comprehensive income
Amounts as originally reported	Ps.	3,945	Ps.	197,957
Amounts as adjusted	Ps.	5,303	Ps.	243,193

The effect of the retrospective application of the equity method of accounting on originally reported US GAAP amounts of basic and diluted net income per share for the year ended June 30, 2003 is as follows:

	As originally reported		As adjusted
Basic net income per share	Ps.	0.91	Ps.	1.12
Diluted net income per share	Ps.	0.47	Ps.	0.60

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 71.8 million, Ps. (46.8) million and Ps. 48.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

This adjustment primarily includes the effect of the different accounting treatment between Argentine GAAP and US GAAP in accounting for the Company’s investment in BHSA and BACSA until June 30, 2004. As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s and BACSA’s shares from market value and cost, respectively, to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investments under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As from fiscal year 2004, under both Argentine GAAP and US GAAP the investments in BHSA and BACSA are accounted for under the equity method of accounting. However, there are significant US GAAP adjustments that affect the Company’s equity investments in BHSA and BACSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans; (d) the accounting for secured loans received from the Argentine Government in exchange for Argentine public-sector debt instruments; and (e) the accounting for impairments of fixed and foreclosed assets.

This adjustment also includes the effects of US GAAP adjustments of other equity investees related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate.

(c)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds and government and mortgage bonds are carried at market value with unrealized gains and losses, if any, included in the statement of income.

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

During the years ended June 30, 2005, 2004 and 2003, proceeds from the sale of available-for-sale securities were Ps. 284.6 million, Ps. 120.0 million and Ps. 263.7 million, respectively. Gross realized gain (loss) was Ps. 0.3 million, Ps. 3.2 million and Ps. (6.0) million for the years ended June 30, 2005, 2004 and 2003, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

The Company’s investments consist of the following (in thousands):

					Gross Unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2003
Dolphin Fund	Ps.	31,198	Ps.	29,738	Ps.	—	Ps.	1,460
O’higgins Fund (i)		8,460		7,450		—		1,010
Morgan Stanley FCI (i)		27,019		26,333		—		686
Citibank Fund (i)		12,941		9,863		—		3,078
Río Bank Fund (i)		1,538		1,536		—		2
Optium Fund		714		717		3		—
Raymond Fund		2,417		2,417		—		—
ABN- Asset Management		1,534		1,540		6		—
Deutche Fund (i)		20,198		17,277		—		2,921
Other mutual funds		5,299		5,314		15		—
Government bonds		1,330		1,620		290		—

	Ps.	112,648	Ps.	103,805	Ps.	314	Ps.	9,157

June 30, 2004
Dolphin Fund	Ps.	27,883	Ps.	31,866	Ps.	3,983	Ps.	—
NCH Development Partner		1,787		1,781		—		6
Raymond Fund		998		1,025		27		—
Rembrandt Fund		1,755		1,759		4		—
Other mutual funds		24,336		24,371		35		—
Government bonds		191		299		108		—

	Ps.	56,950	Ps.	61,101	Ps.	4,157	Ps.	6

June 30, 2005
Dolphin Fund	Ps.	27,883	Ps.	46,886	Ps.	19,003	Ps.	—
NCH Development Partner		1,787		1,738		—		49
Gainvest Fund		1,000		1,013		13		—
Bank Boston Fund		471		471		—		—
BNY Hamilton Money Fund		17,274		17,326		52		—
Río Bank Fund		1,114		1,115		1		—
Mortgage bonds		3,418		3,523		105		—
Other mutual funds		19,250		19,395		145		—
Government bonds		4,310		4,563		253		—

	Ps.	76,507	Ps.	96,030	Ps.	19,572	Ps.	49

(i)	The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2005 and 2004 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and was being amortized to expense on a straight-line basis over 7 years. The Company had recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

Pursuant to the Agreement, the Company accelerated the vesting of all of the restricted shares so as to allow the CFO to sell the shares as part of its termination settlement. On May 24, 2001, the CFO entered into a Purchase Agreement (the “Purchase Agreement”) with one of the principal shareholders of the Company and also a Beneficiary under the EPA, pursuant to which the CFO sold its respective shares in the Trust at a fixed price per share below the fair market value per share at the date of the Purchase Agreement. Therefore, no additional compensation cost was recognized.

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44. Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) was less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost was recognized on the modification. However, the unearned compensation expense was recognized to expense on the date the accelerated vesting occurred. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 17,618 and Ps. 12,980 for the years ended June 30, 2001 and 2002, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003
	As reported	Pro forma
Net income	235,126	238,499
Net income before accounting changes	235,126	238,499
Basic net income per share	1.12	1.14
Diluted net income per share	0.60	0.70

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Depreciation of fixed assets

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

(h)	Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2.0 million. This adjustment gives rise to differences in depreciation expense.

(i)	Securitization accounting

As discussed in Notes 15 and 16, the Company has entered into securitization programs, through which the Company transferred a portion of its mortgage receivables and credit card receivables to the trusts in exchange for cash, debt certificates (TDFs) and retained interests in the trusts (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid. In the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

Under Argentine GAAP, the Company recognizes a result on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash, TDFs and CPs received. Results recognized on the sale of receivables are reported as a component of “Gain (loss) in credit card trust” in the accompanying statements of income. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. TDFs are valued at amortized costs and CPs are carried at their equity value based on financial statements issued by the trusts. TDFs and CPs are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

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

The retained interests in mortgage and credit card receivables are treated as debt securities classified as available-for-sale in accordance with SFAS No. 115 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2005 and 2004 are as follows:

	2005		2004
Equity value as reported under Argentine GAAP	Ps.	33,432	Ps.	24,605
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(9,476)		(7,413)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	23,956	Ps.	17,192
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		27,088		16,532

US GAAP adjustment	Ps.	3,132	Ps.	(660)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Securitization accounting (continued)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Reversal of results recognized under Argentine GAAP (1)	Ps.	2,654	Ps.	621	Ps.	6,020
Recognition of results under US GAAP (2)		1,514		(2,408)		(551)

US GAAP adjustment	Ps.	4,168	Ps.	(1,787)	Ps.	5,469

(1)	Includes the reversal of results reported in “Gain (loss) in credit card trust” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

During the years ended June 30, 2005, 2004 and 2003 proceeds from securitization programs were Ps. 166.7 million, 65.5 million and Ps. 5.0 million, respectively.

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2005, 2004 and 2003:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2002	Ps.	4,672	Ps.	(1,045)	Ps.	3,627
Incorporation of APSA (i)		2,818		—		2,818
Impairment of value		(839)		—		(839)
Unrealized net gain (ii)		—		1,697		1,697

Balance at June 30, 2003	Ps.	6,651	Ps.	652	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

(i) Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related amount is disclosed net of unrealized losses of Ps. 2,376 recognized by APSA in earnings during fiscal year 2002.

As of June 30, 2005 and 2004, the gross net unrealized gain has been offset by a deferred tax loss of Ps. 1,261 and Ps. 1,392, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2005, the estimated cash flows have been discounted at 9.9% for mortgage receivables and 14% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2005 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,362)	Ps.	(2,613)

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

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the US GAAP income adjustments primarily represent the reversion of the amortization charges recorded under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other receivables and liabilities are measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

In addition, as mentioned in Note 4.i.(iv), subsequent to June 30, 2003 the Company repurchased US$ 16 million of the Uncollateralized Loan Agreement. As required by Argentine GAAP, at June 30, 2003 the Company recorded this portion of the Uncollateralized Loan Agreement at its settlement cost, recognizing a gain on early redemption of debt of Ps. 10.7 million. Under US GAAP, such a gain was recorded during fiscal year 2004 when settlement occurred.

(l)	Restoration of previously recognized impairment losses

As discussed in Notes 3.c.(ii).c), 3.d. and 3.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2005, 2004 and 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal years 2002 and 2003. Amounts reversed during fiscal years 2005, 2004 and 2003 amounted to Ps. 28.0 million, Ps. 63.1 million and Ps. 25.4 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP during fiscal years 2005 and 2004 amounted to Ps. 4.1 million and Ps. 1.3 million, respectively, and are shown netted against the reversal of the restored impairment under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Accounting for convertible notes

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

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2005, 2004 and 2003 totaled Ps. 8,183, Ps. 9,362 and Ps. 3,102, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 338, Ps. (1,431) and Ps. 7,185 during the years ended June 30, 2005, 2004 and 2003, respectively. The Company also recognized a loss of Ps. 181 during the year ended June 30, 2003 related to inflation accounting.

During the years ended June 30, 2005, 2004 and 2003 certain holders of IRSA Convertible Notes for a total amount of US$ 41.5 million, exercised its conversion rights and, as a result, the Company issued 52,448,952, , 23,734,388 and 12,531 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2005 and 2004 the Company issued US$ 28.6 million and US$ 12.9 million of warrants, of which US$ 30.5 million and US$ 7.1 million were exercised during fiscal year ended June 30, 2005 and 2004, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. (1,241) and Ps. 3,745, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 4.0 million, Ps. 5.0 million and Ps. 3.8 million for the years ended June 30, 2005, 2004 and 2003, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP totaled Ps. 0.4 million, Ps. (1.7) million and Ps. 10.2 million during the years ended June 30, 2005, 2004 and 2003, respectively.

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

(o)	Accounting for real estate barter transactions

During the years ended June 30, 2005 and 2004 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss were recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 14,985 million during the year ended June 30, 2005; and a loss of Ps. 763 and a gain of Ps. 907 during the year ended June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Accounting for real estate barter transactions (continued)

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

Under US GAAP the barter transactions were accounted for as follows:

- The Company recorded the exchange of “Cruceros” in 2004 at its fair market value since the Company incurred a loss of Ps. 763 in the exchange. As a result no difference existed in accounting for this transaction between Argentine and US GAAP.

- In connection with the exchange of “Benavidez” in 2004, as monetary consideration represented less than 25% of the fair value of the exchange, the Company recognized a pro-rata gain amounting to Ps. 226. As a result, the US GAAP adjustment represents the partial reversal of the gain recognized under Argentine GAAP amounting to Ps. 907.

- The Company recorded the exchange of plot 1c) of Dique III in 2005 at the book value of the land given up, thus not recording any gain on the exchange. As a result, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP amounting to Ps. 14,985.

(p)	Reversal of the gain from valuation of inventories at the fair market value

As discussed in footnotes (i) and (ii) of Note 4.e., during fiscal year 2005 the Company signed promissory sales contracts to sell 9 housing units of Cruceros and also entered into a preliminary agreement to sell plot 1d) of Dique III. These sales transactions have not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 18,087 during the year ended June 30, 2005. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP.

(q)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

(r)	Deferred charges

Under Argentine GAAP, the Company had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Amortization of fees related to APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to APSA Senior Notes were being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were being amortized over the same period using the effective interest method of amortization.

(t)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. As such, the Company (i) expensed Ps. 0.09 million of capitalized software costs for the year ended June 30, 2005, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.05 million, Ps. 0.16 million and Ps. 0.13 million for the years ended June 30, 2005, 2004 and 2003, respectively.

(u)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Research and Development S.A. for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 23.II.(b), for the income statement classification difference of this gain.

(v)	Accounting for increasing rate debt

As discussed in Note 4.i.(ix), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

(w)	Deferred income tax

As discussed in Note 3.m, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(w)	Deferred income tax (continued)

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

(x)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

(y)	Accounting for APSA Convertible Notes

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of APSA Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero). Similar accounting treatment was adopted under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 42.9 million and 50.2 million at June 30, 2005 and 2004, respectively, as follows: Ps. 61.8 million and Ps. 58.7 million, respectively, as non-current other receivables; and Ps. 18.9 million and Ps. 8.5 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2005 and 2004, Ps. 6.0 million and Ps. 8.1 million, respectively, would have been classified as current assets, and Ps. 36.9 million and Ps. 42.1 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of Income classification differences

Revenues

Under Argentine GAAP, only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues. Net revenues under US GAAP but using Argentine GAAP numbers would have been Ps. 356.7 million, Ps. 251.4 million and Ps. 230.1 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Operating income

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net would have been included in the determination of operating income.

Accordingly, operating income under US GAAP but using Argentine GAAP numbers would have been Ps. 137.6 million, Ps. 96.0 million and Ps. 15.7 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Extraordinary items

As discussed in Note 23.I.(u), during 2003 APSA acquired an additional 24% ownership interest in Alto Research and development S.A. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 426 would have been recognized as an extraordinary item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Statement of changes in shareholders´ equity classification differences

As discussed in Note 5.b., the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. Under Argentine GAAP, the Company records the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 6, the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. As a result, no additional information is presented in this reconciliation footnote.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion), as of June 30, 2005, are as follows:

2007	Ps.	104,630
2008		202,922
2009		52,295
2010		29,908

	Ps.	389,755

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2005, 2004 and 2003.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2005, 2004 and 2003 were contingent rentals of Ps. 29.4 million, Ps 16.6 million, and Ps. 10.8 million respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions

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

- Purchase of the Company’s shares by Cresud: As of June 30, 2005, Cresud had invested in the Company’s shares and Convertible Notes for a total amount of Ps. 197.4 million, resulting in a 22.4 % ownership at June 30, 2005. Certain directors and shareholders of the Company, are also shareholders and/or directors of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive-right offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds were fully received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company’s Convertible Notes. As of November 30, 2005, 21.1% of the Company’s common shares are property of Cresud. During fiscal year 2005, Cresud decided to convert 5 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the Company’s other bondholders, Cresud would own 33.3% of the Company’s common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 30.6% of the Company’s common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company’s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 5.e. for further details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Donations: During the years ended June 30, 2005, 2004, and 2003, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 4.1 million, Ps. 2.4 million and Ps. 5.0 million, respectively. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives. Rental expenses incurred under these leases for the fiscal years ended June 30, 2004 and 2003 amounted to Ps. 0.2 million and Ps. 0.2 million, respectively, plus CER.

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 2,830 each.

The Company has entered into lease agreements for offices located in Costero, a building located in Puerto Madero with Altocity.Com and Red Alternativa S.A. The agreement with Altocity.com expired in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 it is still in effect. The leases are for monthly rents of Ps. 8.3 plus CER.

- Options to Purchase Shares of Altocity.Com S.A.: In January 2000, E-Commerce Latina, a company owned 50% by APSA and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact. The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.Com S.A. and was granted for a period of eight years. Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com S.A. by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option. The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’ sole asset will be its 15% interest in Altocity.Com S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

In December 2003 Cresud moved its administrative offices to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Cresud lease its administrative offices and five parking lot attendants from Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial term of 60 months with an extension option for 36 additional months. Cresud pays a monthly rent of US$ 2,979, with the first two months’ free.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net gains of Ps. 16.3 million, Ps. 4.4 million and Ps. 13.1 million, for the years ended June 30, 2005, 2004 and 2003 respectively.

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

As a result of the purchase of additional shares and the exercise of warrants of BHSA and considering the exercise of significant influence and the intention to maintain the participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA from fair market value to the equity method of accounting.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each party continues to have separated assets and liabilities. In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which it shares corporate services with APSA and Cresud. Certain of the Company’s directors are also directors of Cresud and APSA.

- Legal services: During the years ended June 30, 2005, 2004 and 2003, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.1 million, Ps. 1.1 million and Ps. 1.4 million, respectively, for legal services. Certain directors or alternative directors of the Company, are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 23.II.(i) for details of concentration of credit risk.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2005 and 2004 are as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2005 and 2004, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 27.1 million and Ps. 16.5 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2005 and 2004, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 287.2 million and Ps. 187.8 million at June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 553.2 million and Ps. 350.5 million at June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004, the fair market value of the swap agreement was Ps. (134.3) million. The swap agreement was carried at fair market value on the consolidated balance sheet.

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of options and future contracts outstanding at June 30, 2004 and 2005 was Ps. (0.2) million and Ps. (0.09) million, respectively. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financings

The fair value of the seller financings is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

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

As of June 30, 2005 the Company has eleven securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 33.4 million (equity value), TDFs held by the Company representing Ps. 0.2 million, and a Ps. 6.6 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R is effective for fiscal years beginning after June 15, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets”, which amends Opinion No. 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception from fair value measurements for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Earnings per share

As described in Note 3.x., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 18, in calculating diluted net income per common share under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 195,207 shares, 226,794 shares and 128,577 shares respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 using the treasury-stock method, would have been Ps. 0.24, Ps. 0.28 and Ps. 0.73, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders		Ps. 129,398		Ps. 2,825		Ps. 235,126
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		26,039		—		17,166
Foreign currency exchange gain		(4,912)		—		(65,633)
Income tax effects		(2,982)		—		16,963

Net income available to common shareholders plus assumed conversions		Ps. 147,543		Ps. 2,825		Ps. 203,622

Denominator:
Weighted-average number of shares outstanding		280,282		225,005		209,840
Plus: incremental shares of assumed conversions:
Warrants (i)		50,346		—		13,973
Convertible Notes		144,861		—		114,603

Adjusted weighted-average number of shares		475,489		225,005		338,416

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.46	Ps.	0.01	Ps.	1.12
Diluted net income per common share	Ps.	0.31	Ps.	(ii) 0.01	Ps.	0.60

(i) Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

(ii) The computation of diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

As discussed in Note 23.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 426 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.002 and Ps. 0.001, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Risks and uncertainties (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income (loss) of these affiliates was Ps. 66.9 million in 2005, Ps. 26.7 million in 2004 and Ps. (14.7) million in 2003, and its investment in these companies totaled Ps. 220.8 million and Ps. 170.8 million at June 30, 2005 and 2004, respectively.

Summarized financial information of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2005		2004
Current assets	Ps.	(ii)	(ii)
Non-current assets		(ii)	(ii)

Total assets		8,916,884	8,542,005

Current liabilities		(ii)	(ii)
Non-current liabilities		(ii)	(ii)

Total liabilities		6,842,321	6,672,109

Minority interest		30,236	32,604
Shareholders´ equity		2,044,327	1,837,292

Revenues		368,767	406,692
Gross profit		116,514	255,561
Net income (loss)	Ps.	80,519	161,643

(i)	As from June 30, 2004 the Company’s investment in BHSA is accounted for under the equity method of accounting. Figures are presented in accordance with Argentine Banking GAAP.
(ii)	Balance sheets of banking entities are unclassified.

(o)	Severance indemnities

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Statements of cash flows

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

	For the year ended June 30,
	2005		2004		2003
Net cash provided by operating activities	Ps.	105,655	Ps.	92,378	Ps.	55,135
Net cash used in investing activities		(141,746)		(105,061)		(52,260)
Net cash provided by (used in) financing activities		52,868		(47,649)		109,439
Effect of exchange rate changes on cash and cash equivalents		2,899		(8,081)		51,743
Effect of inflation accounting		—		—		(1,472)

Net increase (decrease) in cash and cash equivalents	Ps.	19,676	Ps.	(68,413)	Ps.	162,585

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2005, 2004 and 2003.

	Year ended June 30,
	2005		2004		2003
Net income under US GAAP	Ps.	129,398	Ps.	2,825	Ps.	235,126
Other comprehensive income (loss):
Unrealized gain on available-for-sale-securities		9,978		3,501		1,272
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables		(821)		1,379		1,049
Unrealized gain on available-for-sale-securities of equity investees		6,291		14,426		5,746

Comprehensive income	Ps.	144,846	Ps.	22,131	Ps.	243,193

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2005		2004		2003
Unrealized gain (loss) on available-for-sale securities	Ps.	12,624	Ps.	2,646	Ps.	(855)
Unrealized gain on retained interest in transferred mortgage and credit card receivables		961		1,782		403
Unrealized gain on available-for-sale-securities on equity investees		26,472		20,181		5,755

Accumulated other comprehensive income.	Ps.	40,057	Ps.	24,609	Ps.	5,303

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2005 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Impairment		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alsina 934	Ps.	354	Ps.	1,422	Ps.		Ps.	—	Ps.	1,422	Ps.	1,776	Ps.	347	Ps.	1,429	N/A	August 1991	50
Alto Palermo Park		474		130		(29)		—		101		575		75		500	June 1996	November 1997	50
Alto Palermo Plaza		1		(1)		—		—		(1)		—		—		—	December 1996- March 1997 and September 1997	November 1997	50
Av. de Mayo 595		679		6,660		(985)		—		5,675		6,354		1,780		4,574	July 1992	March 1992	50
Av. Madero 942		1,303		1,974		(301)		—		1,673		2,976		575		2,401	N/A	July 1994- August 1994	50
Bouchard 710		725		71,734		—		—		71,734		72,459		237		72,222	N/A
Constitución 1111		584		754		(545)		—		209		793		248		545	September 1994- March 1995	June 1994 – January 1994	50
Constitución 1159		7,966		796		(7,438)		—		(6,642)		1,324		—		1,324	N/A
Costeros Dique IV		2,726		20,611		—		—		20,611		23,337		1,488		21,849	N/A	June 2001	50
Dique II Edificio A y B		5,948		15,212		—		—		15,212		21,160		1,802		19,358	September 1998	March 1997	50
Hotel Intercontinental		8,672		41,069		(531)		(1,893)		38,645		47,317		2,048		45,269	December 1994	November 2004	50
Hotel Libertador		3,027		60,613		—		—		60,613		63,640		31,589		32,051	October 1973- Noviembre 1990- December 1997	March 1998	50
Hotel Llao Llao		3,073		26,736		—		2,992		29,728		32,801		5,149		27,652	N/A
Intercontinental Plaza		8,669		55,957		—		1,699		57,656		66,325		(1,416)		67,741	June 1996	November 1997	50
Laminar		6,595		26,918		—		—		26,918		33,513		2,936		30,577	N/A	March 1999	50
Libertador 498		11,731		39,421		—		—		39,421		51,152		7,845		43,307	N/A	December 1995	50
Libertador 602		699		2,787		—		—		2,787		3,486		501		2,985	N/A	May 1996	50
Madero 1020		6,222		716		(183)		(4,750)		(4,217)		2,005		340		1,665	N/A	December 1995	50
Maipú 1300		10,294		42,338		—		—		42,338		52,632		8,051		44,581	N/A	September 1995	50
Reconquista 823		4,942		19,772		(746)		—		19,026		23,968		4,613		19,355	June 1995	November 1993	50
Rivadavia 2768		—		334		(164)		—		170		170		6		164	N/A
Santa María del Plata		11,618		491		—		—		491		12,109		—		12,109	N/A
Sarmiento 517		46		76		(387)		360		49		95		11		84	March 1995	December 1994- August 1994- July 1994	50
Suipacha 652		2,533		14,477		(1,284)		—		13,193		15,726		3,977		11,749	April-June 1994	November 1991	50
Abasto		9,752		249,800		—		254		250,054		259,806		57,030		202,776	November 1998	N/A	31
Alto Palermo		8,694		396,848		—		122		396,970		405,664		194,842		210,822	October 1990	November 1997- March 1998	26
Alto Avellaneda		17,349		159,231		—		224		159,455		176,804		78,054		98,750	October 1995	November 1997- December 1997	19
Paseo Alcorta		8,066		96,756		—		729		97,485		105,551		39,735		65,816	June 1992	June 1997	22
Alto Noa		357		42,655		—		59		42,714		43,071		12,188		30,883	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Desing		—		48,915		—		22		48,937		48,937		28,002		20,935	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		150,707		—		607		151,314		159,733		44,131		115,602	September 1988	October 1998	23
Alto Rosario		25,686		32,375		(4,685)		26,932		54,622		80,308		1,191		79,117	November 2004	N/A	28
Mendoza Plaza Shopping		10,530		84,738		—		9,188		93,926		104,456		20,750		83,706	June 1994	December 2004	22
Other		1,151		25,105		(245)		(582)		24,278		25,429		6,881		18,548	N/A

	Ps.	188,885	Ps.	1,738,127	Ps.	(17,523)	Ps.	35,963	Ps.	1,756,567	Ps.	1,945,452	Ps.	555,006	Ps.	1,390,446

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2005		2004		2003
Balance, beginning of the year	Ps.	1,700,568	Ps.	1,597,631	Ps.	427,819
Additions during the year:
Acquisitions		72,459		—		1,156,166
Acquisition of Mendoza Plaza Shopping S.A. /formerly Pérez Cuesta S.A.C.I)		95,268		—		—
Improvements		40,822		24,159		31,783
Recovery of impairment		24,301		47,880		18,177
Transfers from work-in-progress leasehold improvements		—		—		998
Transfers from undeveloped parcels of land		13,371		51,501		—
Transfer from non-current investments		9,138		—		—
Transfers from leasehold improvements		—		—		7,022
Transfers from intangible assets		—		31		95
Transfers from real estate inventory		123		40		1,212
Transfers from other receivables		103		—		—

		1,956,153		1,721,242		1,643,272

Deductions during the year:
Transfers to real estate inventory		(8,575)		(18,189)		(16,642)
Transfers to intangible assets		(2,126)		(2,485)		—
Impairment loss		—		—		(23,711)
Sales		—		—		(5,288)

		(10,701)		(20,674)		(45,641)

Balance, end of the year	Ps.	1,945,452	Ps.	1,700,568	Ps.	1,597,631

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12%	December 2009	Monthly	None		249		214	None
Customer B	14%	June 2014	Monthly	None		128		79	None
Customer C	16%	December 2014	Monthly	None		80		69	None
Customer D	14%	May 2014	Monthly	None		77		95	None
Customer E	12%	September 2009	Monthly	None		76		44	None
Customer F	12%	April 2015	Monthly	None		73		62	None
Customer G	14%	June 2014	Monthly	None		70		89	None
Customer H	14%	June 2009	Monthly	None		70		104	None
Customer I	16%	June 2014	Monthly	None		69		59	None
Customer J	14%	July 2009	Monthly	None		60		92	None
Customer K	14%	April 2014	Monthly	None		58		52	None
Customer L	16%	February 2010	Monthly	None		58		43	None
Customer M	12%	April 2015	Monthly	None		53		45	None
Customer N	14%	February 2014	Monthly	None		50		56	None
Mortgage receivables under Ps. 30,000	14-16%	June 2007- September 2009	Monthly	None		32		21	None
Mortgage receivables Ps. 30,000-Ps.49,999	12-17%	June 2007- March 2014	Monthly	None		308		173	None
Mortgage receivables Ps. 50,000-Ps.69,999	14%	June 2009- July 2014	Monthly	None		112		49	None
Mortgage receivables Ps. 70,000-Ps.89,999	16%	December 2006- October 2009	Monthly	None		159		27	None

					Ps.	1,782	Ps.	1,373

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2005		2004		2003
Balance, beginning of year	Ps.	1,435	Ps.	2,567	Ps.	5,050
Additions during the year:
Mortgage loans acquired (APSA)		—		—		1,875
New mortgage loans		—		—		—
Deductions during the year:
Securitization		—		—		—
Collections of principal		(62)		(1,132)		(4,358)

Balance, end of year	Ps.	1,373	Ps.	1,435	Ps.	2,567

24.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information

a.	Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment (As restated)		2005		2004		2003
											Increases / (decreases) and transfers		Amount (i)
Facilities	Ps.	61,894	Ps.	33,942	Ps.	(10,138)	Ps.	85,698	Ps.	44,796	Ps.	8,361	Ps.	4,498	Ps.	57,655	Ps.	—	Ps.	28,043	Ps.	17,098	Ps.	19,695
Furniture and fixtures		42,477		8,836		(2,092)		49,221		37,056		875		3,201		41,132		—		8,089		5,420		6,555
Machinery and equipment		5,021		408		—		5,429		4,714		186		170		5,070		—		359		307		292
Computer equipment		28,463		6,674		—		35,137		24,609		2,383		2,455		29,447		—		5,690		3,854		4,537
Vehicles		631		251		—		882		366		(2)		99		463		—		419		265		168
Leasehold improvements		13,259		882		(17)		14,124		10,251		76		1,120		11,447		—		2,677		3,008		2,214
Advances to suppliers		71		1,568		(720)		919		—		14		—		14		—		905		71		—
Properties
Alsina 934		1,776		—		—		1,776		319		—		28		347		—		1,429		1,457		1,485
Alto Palermo Park		604		—		—		604		65		—		10		75		29		500		500		420
Alto Palermo Plaza		—		—		—		—		—		—		—		—		—		—		—		2
Av. de Mayo 595		7,339		—		—		7,339		1,648		—		132		1,780		985		4,574		4,419		4,112
Av. Madero 942		3,277		—		—		3,277		520		—		55		575		301		2,401		2,213		2,006
Bouchard 710		—		72,459		—		72,459		—		—		237		237		—		72,222		—		—
Constitución 1111		1,338		—		—		1,338		227		—		21		248		545		545		494		403
Constitución 1159		—		8,762		—		8,762		—		—		—		—		7,438		1,324		—		—
Costeros Dique IV		23,337		—		—		23,337		1,109		—		379		1,488		—		21,849		20,123		17,566
Dique II Edificio A y B “Edificios Cruceros”		21,160		—		—		21,160		1,434		—		368		1,802		—		19,358		19,726		17,937
Hotel Intercontinental		49,741		—		(1,893)		47,848		743		—		1,305		2,048		531		45,269		43,677		40,963
Hotel Libertador		63,640		—		—		63,640		30,281		—		1,308		31,589		—		32,051		33,359		34,614
Hotel Llao Llao		29,809		3,648		(656)		32,801		3,783		—		1,366		5,149		—		27,652		26,026		26,392
Intercontinental Plaza		64,626		8,656		(6,957)		66,325		(3,119)		—		1,703		(1,416)		—		67,741		65,152		63,728
Laminar Plaza		33,513		—		—		33,513		2,387		—		549		2,936		—		30,577		31,126		28,021
Libertador 498		51,152		—		—		51,152		7,043		—		802		7,845		—		43,307		42,679		35,444
Libertador 602		3,486		—		—		3,486		447		—		54		501		—		2,985		2,628		2,488
Madero 1020		6,938		—		(4,750)		2,188		945		(647)		42		340		183		1,665		4,047		6,433
Maipu 1300		52,632		—		—		52,632		7,200		—		851		8,051		—		44,581		45,432		40,771
Reconquista 823		24,714		—		—		24,714		4,218		—		395		4,613		746		19,355		17,733		17,075
Rivadavia 2768		—		334		—		334		—		—		6		6		164		164		—		—
Santa María del Plata		—		12,109		—		12,109		—		—		—		—		—		12,109		—		—
Sarmiento 517		122		360		—		482		1		—		10		11		387		84		121		166
Suipacha 652		17,010		—		—		17,010		3,688		—		289		3,977		1,284		11,749		10,641		9,945
Shopping Centers
Shopping Abasto		259,552		254		—		259,806		48,856		—		8,174		57,030		—		202,776		210,696		221,314
Shopping Alto Palermo		405,542		122		—		405,664		176,425		—		18,417		194,842		—		210,822		229,117		247,477
Shopping Alto Avellaneda		176,579		225		—		176,804		69,246		—		8,808		78,054		—		98,750		107,333		105,133
Shopping Paseo Alcorta		104,822		729		—		105,551		35,819		—		3,916		39,735		—		65,816		69,003		72,690
Shopping Alto Noa		43,012		59		—		43,071		10,201		—		1,987		12,188		—		30,883		29,589		23,810
Shopping Buenos Aires Design		48,915		22		—		48,937		25,534		—		2,468		28,002		—		20,935		23,381		25,840
Shopping Patio Bullrich		159,126		1,461		(854)		159,733		37,448		—		6,683		44,131		—		115,602		121,678		127,803
Shopping Alto Rosario		58,061		90,389		(63,457)		84,993		—		—		1,191		1,191		4,685		79,117		53,295		—
Mendoza Plaza Shopping		—		104,456		—		104,456		—		19,152		1,598		20,750		—		83,706		—		—
Other		26,256		2,201		(2,783)		25,674		5,729		(206)		1,358		6,881		245		18,548		19,998		20,140

Total as of June 30, 2005	Ps.	1,889,895	Ps.	(ii)358,807	Ps.	(iii)(94,317)	Ps.	2,154,385	Ps.	593,989	Ps.	(vi)30,192	Ps.	76,053	Ps.	700,234	Ps.	(iv)17,523	Ps.	1,436,628	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	1,826,012	Ps.	85,796	Ps.	(21,913)	Ps.	1,889,895	Ps.	519,329	Ps.	2,687	Ps.	71,973	Ps.	593,989	Ps.	(v)30,240	Ps.	—	Ps.	1,265,666	Ps.	—

Total as of June 30, 2003	Ps.	618,302	Ps.	1,248,449	Ps.	(40,739)	Ps.	1,826,012	Ps.	117,256	Ps.	332,026	Ps.	70,047	Ps.	519,329	Ps.	79,044	Ps.	—	Ps.	—	Ps.	1,227,639

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (Continued)

a.	Fixed assets (Continued)

(i)	The Allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 24 f.), except for Ps. 441 allocated in “Costs” and Ps. 238 for the year 2005 and Ps. 152 for the year 2004 which are expensed.
(ii)	Includes:

Ps. 103 reclassified from “Other receivables and prepaid expenses”.

Ps. 123 transfers from inventories.

Ps. 13,371 transfers from parcels of undeveloped land.

Ps. 9,138 reclassified from non-current investments.

Ps. 114,550 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(iii)	Includes:

Ps (8,575) transfers to inventories

Ps. (2,126) reclassified to intangible assets.

(iv)	Net of the depreciation of the year for Ps. 1,935
(v)	Net of the depreciation of the year for Ps. 4,839
(vi)	Related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

b.	Intangible assets, net:

	Original value						Amortization										Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Current year				Amount (i)		Accumulated as of end of year		Impairment		2005		2004		2003
							Accumulated as of beginning of year		Increases / (decreases)
Preoperating and organization expenses ...	Ps.	7,342	Ps.	10,350	Ps.	17,692	Ps.	4,104	Ps.	6,069	Ps.	989	Ps.	11,162	Ps.	1,407	Ps.	5,123	Ps.	1,729	Ps.	1,609
Deferred financing costs		3,216		—		3,216		3,216		—		—		3,216		—		—		—		—
Selling and advertising expenses		7,551		—		7,551		7,107		—		(87)		7,020		—		531		444		756
Trademarks		586		13		599		314		—		59		373		—		226		251		267
Expenses related to securitization of receivables		6,975		(315)		6,660		6,972		(317)		5		6,660		—		—		3		334
Advertising expenses		—		—				—		—		—		—		—		—		—		38
Investment projects		—		—				—		—		—		—		—		—		—		235

Total as of June 30, 2005	Ps.	25,670	Ps.	(ii)10,048	Ps.	35,718	Ps.	21,713	Ps.	(iii)5,752	Ps.	966	Ps.	28,431	Ps.	(iv)1,407	Ps.	5,880	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	67,040	Ps.	(41,370)	Ps.	25,670	Ps.	62,168	Ps.	(41,943)	Ps.	1,488	Ps.	21,713	Ps.	(v)1,530	Ps.	—	Ps.	2,427	Ps.	—

Total as of June 30, 2003	Ps.	29,049	Ps.	37,991	Ps.	67,040	Ps.	24,610	Ps.	23,893	Ps.	13,665	Ps.	62,168	Ps.	1,633	Ps.	—	Ps.	—	Ps.	3,239

(i)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 24.f.); except for Ps. 5 for the year ended 2005 and Ps. 523 for the year ended 2004 allocated in “Gain (loss) in credit card trust”, Ps. 224 allocated in “Cost” and Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Gain (loss) in credit card trust” and “Interest on discount liabilities” respectively.
(ii)	Includes

Ps. 2,126 reclassified from fixed assets

Ps. (18) reclassified to inventory

Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I)

(iii)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.)
(iv)	Net of the amortization of the year of Ps. 123. See Note 24.f.
(v)	Net of the amortization of the year Ps. 103. See Note 24.f.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

c.	Allowances and provisions

Item	Balances as of beginning of year	Additions		Deductions		Carrying value of June 30,
						2005	2004	2003
Deducted from current assets:
Allowance for doubtful accounts	35,299	(i)	6,657	(ii)	(3,701)	38,255	35,299	46,774

Total as of June 30, 2005	35,299		6,657		(3,701)	38,255	—	—

Total as of June 30, 2004	46,774		64		(11,539)	—	35,299	—

Total as of June 30, 2003	1,449		65,677		(20,352)	—	—	46,774

Deducted from non-current assets:
Allowance for doubtful accounts	45		924		—	969	45	54
Allowance for doubtful mortgage receivable	2,208		—		—	2,208	2,208	2,208
Allowance for impairment of fixed assets	30,240	(iii)	14,857	(iv)	(27,574)	17,523	30,240	79,044
Allowance for impairment of inventories	3,673	(v)	3,365	(vi)	(1,777)	5,261	3,673	2,196
Allowance for impairment of parcels of undeveloped land	19,629		—	(vii)	(11,089)	8,540	19,629	44,026
Allowance for impairment of intangible assets	1,530		—	(viii)	(123)	1,407	1,530	1,633
Allowance for impairment of non – current investments	6,897		—	(ix)	(6,897)	—	6,897	7,474

Total as of June 30, 2005	64,222		19,146		(47,460)	35,908	—	—

Total as of June 30, 2004	136,635		11,377		(83,790)	—	64,222	—

Total as of June 30, 2003	77,871		100,095		(41,331)	—	—	136,635

Included in current liabilities:
Provision for contingencies	6,439	(x)	3,965	(xiii)	(628)	9,776	6,439	12,402

Total as of June 30, 2005	6,439		3,965		(628)	9,776	—	—

Total as of June 30, 2004	12,402		3,200		(9,163)	—	6,439	—

Total as of June 30, 2003	8,866	(xi)	8,889		(5,353)	—	—	12,402

Included in non-current liabilities:
Provision for contingencies	6,549	(x)	6,880	(xiii)	(2,402)	11,027	6,549	4,682

Total as of June 30, 2005	6,549		6,880		(2,402)	11,027	—	—

Total as of June 30, 2004	4,682		2,288		(421)	—	6,549	—

Total as of June 30, 2003	401	(xii)	7,604		(3,323)	—	—	4,682

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

c.	Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 24.f.), except for Ps. 3,920 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).
(ii)	Includes recovery of allowance of Ps. 78 disclosed in “Other expenses, net” (Note 9), recovery of allowance of Ps. 711 through APSA and off-sets of the year.
(iii)	Includes: (a) transfers from parcels of undeveloped lands of Ps. 7,504, (b) transfer from non-current investments of Ps. 6,897, (c) transfers from inventories of Ps. 211 and (d) impairment of the year of Ps. 245 allocated in “Gain from operations and holdings of real estate assets, net”.
(iv)	Includes recovery of impairment of Ps. 24,301 disclosed in “Gain from operations and holdings of real estate assets, net”, Ps. 1,338 of transfers to inventories and the depreciation of the year of Ps. 1,935.
(v)	Corresponds to transfers from fixed assets Ps. 1,338 and the impairment of the year of Ps. 2,027 allocated in “Costs”.
(vi)	Includes transfers to fixed assets of Ps. 211, recovery of impairment of Ps. 297 disclosed in “Gain from operations and holdings of real estate assets, net” and Ps. 1,269 of sales of the year.
(vii)	Includes transfers to fixed assets of Ps. 7,504 and recovery of impairment of Ps. 3,585 disclosed in “Gain from operations and holdings of real estate assets, net”.
(viii)	Related to the amortization of the year of Ps. 123.
(ix)	Corresponds to transfer to fixed assets of Ps. 6,897.
(x)	Provision for contingencies is disclosed in “Other expenses, net” (Note 9), except for Ps. 1,468 allocated in “Other expenses” (Note 24.f.), disclosed in “Others”,

Ps. 2, 033 of transfers from provision for contingencies (non-current), Ps. 4,459 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) and Ps. 398 allocated in “Financial results, net”.

(xi)	Includes additions due to consolidation of equity investees of Ps. 3,904.
(xii)	Includes additions due to consolidation of equity investees of Ps. 4,938.
(xiii)	Includes transfers to provision for contingencies (current) of Ps. 2,033 and recovery of the year of Ps. 443.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2005		2004	2003
I. Cost of sales
Stock as of beginning of year	Ps.	43,812	22,985	79,159
Plus:
Additions due to consolidation of equity investees		—	—	1,315
Expenses (Note 24.f.)		1,652	1,775	3,517
Transfers to fixed assets		(123)	(40)	(1,212)
Transfers from investments		240	—	—
Transfers from fixed assets		8,575	18,189	19,851
Transfer from undeveloped parcels of land		25,979	10,748	—
Transfers to undeveloped parcels of land		—	—	(39,529)
Transfers from mortgages receivable		—	—	2,757
Transfers from mortgages payable		—	—	2,078
Capitalized interest		418	—	—
Adjustment to purchase price of inventory		33,722	15,862	2,297
Stock as of end of period		(117,797)	(43,812)	(22,985)

Subtotal		(3,522)	25,707	47,248

Plus:
Gain from valuation of inventories at fair market value		18,087	—	—
Results from holding of real estate assets		297	6	(844)
Impairment of the year		2,027	—	—

Cost of properties sold		16,889	25,713	46,404

II. Cost of leases
Expenses (Note 24.f.)		76,298	68,205	67,439

Cost of properties leased		76,298	68,205	67,439

III. Cost of fees for services
Expenses (Note 24.f.)		1,591	1,484	1,232

Cost of fees for services		1,591	1,484	1,232

IV. Cost of hotel activities
Stock as of beginning of year		1,313	869	541
Purchases of the year		(24)	444	244
Expenses (Note 24.f.)		48,925	40,049	31,346
Stock as of end of period		(1,289)	(1,313)	(869)

Cost of hotel activities		48,925	40,049	31,262

V. Cost of credit card operations
Expenses (Note 24.f.)		23,102	11,965	8,330

Cost of credit card operations		23,102	11,965	8,330

TOTAL COSTS	Ps.	166,805	147,416	154,667

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2005		2004
Assets
Current assets
Cash and banks:
Cash	U$S	1,805,844	2.847	Ps.	5,143	Ps.	3,740
Cash	Euros	1,584	3.440		5		1
Cash	Reales	2,238	1.050		2		—
Bank accounts	U$S	24,858,936	2.847		70,774		70,943
Bank accounts	Euros	389,085	3.440		1,338		495
Checks to be deposited	U$S	62,668	2.847		179		154
Investments:
Government bonds	U$S	9,863	2.847		28		21
Bono Banco Ciudad	Euros	113,879	3.440		391		—
Mutual funds	U$S	23,207,977	2.847		66,072		33,769
Mutual funds	Euros	—	3.440		—		288
Other investments	U$S	13,515	2,847		38		34
Mortgages and leases receivable	U$S	285,922	2.847		814		70
Mortgages and leases receivable	Euros	6,000	3.440		21		—
Other receivables and prepaid expenses:
Related parties	U$S	—	2.887		—		14,878
Interest rate swap receivable	U$S	—	2.847		—		13,816
Future contracts receivables	U$S	—	—		—		474
Other	U$S	38,373	2.847		109		31
Stock operations	U$S	94,500	2.847		269		—

Total current assets					145,183		138,714

Non-current assets
Investments:
Bono Banco Ciudad	Euros	140,000	3.440		482		—
Other receivables and prepaid expenses:
Guarantee receivable	U$S	6,016,308	2.847		17,128		—

Total non-current assets					17,610		—

Total assets as of June 30, 2005				Ps.	162,793		Ps.

Total assets as of June 30, 2004				Ps.		Ps.	138,714

(i)	Official exchange rate prevailing as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2005		2004
Liabilities
Current liabilities
Trade accounts payable	U$S	733,043	2.887	Ps.	2,117	Ps.	1,993
Customer advances	U$S	3,023,885	2.887		8,730		571
Mortgages payables	U$S	8,819,536	2.887		25,462		2,218
Taxes payable	U$S	29,602	2.887		85		60
Short term debt	U$S	20,468,193	2.887		59,092		51,883
Other liabilities
Guarantee deposits	U$S	123,071	2.887		355		—
Related parties	U$S	308,939	2.887		891		125
Other	U$S	1,503	2.887		4		24

Total current liabilities					96,736		56,874

Non-current liabilities
Trade accounts payable	U$S	647,940	2.887		1,871		2,865
Mortgages payables	U$S	9,569,303	2.887		27,627		—
Long term debt	U$S	128,365,120	2.887		370,590		470,472
Other liabilities
Related parties	U$S	600,000	2.887		1,732		—
Guarantee deposits	U$S	928,015	2.887		2,679		2,747

Total non-current liabilities					404,499		476,084

Total liabilities as of June 30, 2005				Ps.	501,235	Ps.

Total liabilities as of June 30, 2004				Ps.		Ps.	532,958

(i)	Official exchange rate prevailing as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES																Total for the year 2005		Total for the year 2004		Total for the year 2003
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,168	Ps.	—	Ps.	—	Ps.	11,168	Ps.	8,626	Ps.	8,900
Fees and payments for services		—		—		—		2,176		3,144		13,380		324		—		19,024		12,980		12,958
Salaries and bonuses		—		—		—		16,398		7,550		20,747		3,330		—		48,025		32,860		25,251
Social security contributions		—		—		—		3,390		—		2,146		691		—		6,227		5,327		4,773
Depreciation and amortization		63,503		46		—		6,403		468		3,801		56		841		75,118		68,602		73,085
Maintenance of building		12,290		1,606		131		9,481		377		719		24		—		24,628		20,043		14,687
Mail and telephone		79		—		—		2,045		1,350		308		121		—		3,903		2,702		1,713
Advertising		—		—		—		—		—		49		12,192		—		12,241		5,913		3,982
Lease expense		134		—		—		—		613		871		—		—		1,618		1,414		1,031
Bids lost		—		—		—		—		—		—		—		—		—
Commissions and property sales charges		—		—		—		730		6,564		1,405		2,376		—		11,075		2,996		5,338
Freight and transportation		—		—		—		157		402		1,163		511		—		2,233		1,594		1,500
Taxes, rates and contributions		292		—		—		—		2,894		6,319		4		—		9,509		5,942		4,559
Subscriptions and publications		—		—		—		—		—		204		—		—		204		264		175
Interest and index – adjustment		—		—		—		—		(1,026)		—		—		46,263		45,237		61,665		62,022
Results from Trust		—		—		—				—		—		—		—		—
Bank charges		—		—		—		—		—		496		—		369		865		719		719
Safe deposits box		—		—		—		—		—		324		—		54		378		159		310
Allowance for doubtful accounts		—		—		—		—		—		—		2,952		—		2,952		64		9,251
Condominium expenses		—		—		—		—		—		—		—		—		—
Travel expenses		—		—		—		—		—		313		—		—		313		88		2,024
Food and beverages		—		—		—		5,234		—		—		—		—		5,234
Insurances		—		—		—		—		324		1,307		—		—		1,631
Surveillance		—		—		—		—		—		340		—		—		340
Training courses		—		—		—		—		—		112		—		—		112
Other		—		—		1,460		2,911		442		4,552		2,069		74		11,508		16,223		12,769
Expenses from Club de Campo		—		—		—		—		—		—		—		—		—
Gross sales tax		—		—		—		—		—		—		13,232		—		13,232		9,385		6,427

Total as of June 30,2005	Ps.	76,298	Ps.	1,652	Ps.	1,591	Ps.	48,925	Ps.	23,102	Ps.	69,724	Ps.	37,882	Ps.	47,601	Ps.	306,775	Ps.	—	Ps.	—

Total as of June 30,2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	23,033	Ps.	60,815	Ps.	—	Ps.	257,566	Ps.	—

Total as of June 30,2003	Ps.	67,439	Ps.	3,517	Ps.	1,232	Ps.	31,346	Ps.	8,330	Ps.	45,194	Ps.	28,555	Ps.	65,861	Ps.	—	Ps.	—	Ps.	251,474