Form 20-F
period 2006-06-30
CRESUD INC
filed 2006-12-28
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of Common Stock of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2006 was:

Shares of Common Stock	220,604,549

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17  ☒    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐    Yes  ☒    No

CRESUD SOCIEDAD ANÓNIMA COMERCIAL

INMOBILIARIA FINANCIERA Y AGROPECUARIA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “Safe Harbor” for forward looking statements.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors” beginning on page 12.

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

This annual report contains our audited consolidated financial statements as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004. Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, member firm of PricewaterhouseCoopers, a registered public accounting firm, whose report is included herein. Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with the Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) and the regulations of the National Securities Commission (Comisión Nacional de Valores), which differ in certain significant respects from the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 17 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.k to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

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

On January 12, 2005 the Council of Economic Sciences of the City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, or “CPCECABA”) approved Technical Resolution No. 22 “Agricultural Activities” which establishes specific standards related to our business. At the date of issuance of our consolidated financial statements, the Comisión Nacional de Valores has approved this standard, which is effective as from July 1, 2006. In the Company’s opinion, the resolution’s implementation will not affect the valuation of biological assets and it represents an improvement in the exposure. The results of cattle, grains and milk production shown in the financial statements in Schedule F are in accordance with this assessment.

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

As mentioned in Note 4.b) to our consolidated financial statements, as of June 30, 2006 we owned a 26.7% equity interest in IRSA.

Also contained in this annual report are the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an equity invested, as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004, which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, member firm of PriceWaterhouseCoopers, a registered public accounting firm, whose report is included herein. As of June 30, 2006, IRSA has a significant investment in Banco Hipotecario S.A. that accounts for approximately 9% of IRSA’s total consolidated assets.

Except as discussed in the following paragraph, IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulation of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 27 to IRSA’s consolidated financial statements contained elsewhere in this annual report for a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation with U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.m. to IRSA’s financial statements, contained elsewhere in this annual report, in order to comply with Comisión Nacional de Valores regulations, IRSA recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the IRSA’s consolidated financial statements.

Additionally, as discussed in Notes 2.c. to IRSA’s financial statements, contained in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. IRSA complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232.

Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the IRSA’s consolidated financial statements.

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting allows companies to treat these differences as either temporary or permanent differences. Accordingly, the Company will continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent for the year ended June 30, 2007.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2002, 2003, 2004, 2005 and 2006 are to the fiscal years ended June 30 of each such year.

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

Item 2. Offer statistics and expected timetable

This item is not applicable.

Item 3. Key information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, registered public accounting firm. The consolidated statements of income data for the years ended June 30, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements that are not included herein.

As discussed in Note 3 to our financial statements, contained in this annual report, on January 14, 2003, the Professional Council of Economic Sciences of the City of Buenos Aires and the Comisión Nacional de Valores approved, with certain amendments, Technical Resolutions (Resoluciones Técnicas) No. 16, 17, 18, 19 and 20 issued by the Argentine Federation of Professional Council of Economic Sciences (Federación Argentina de Consejos Profesionales en Ciencias Económicas, or “FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which we adopted on July 1, 2003. On February 19, 2003, the CPCECABA enacted Technical Resolution No. 21 “Proportional Value – consolidation” of financial statements information to provide on “Related Parties”. We adopted such Technical Resolution on July 1, 2004. As required by Argentine GAAP, when issuing our 2003 Consolidated Financial Statements, we restated our prior year financial statements to give retroactive effect to the newly adopted accounting standards.

On January 12, 2005 the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) approved RT No. 22 “Agricultural Activities” which establishes specific measurement and disclosure provisions related to the Company’s business. This standard was approved by the CNV and will be mandatory for fiscal years beginning on January 1, 2006. Accordingly, it will be effective for the Company’s fiscal year ended June 30, 2007. The adoption of the standard will not have a material effect on the valuation of biological assets. However, it will require additional disclosures.

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the

Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting allows companies to treat these differences as either temporary or permanent differences. Accordingly, the Company will continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent for the year ended June 30, 2007.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 17 to our consolidated financial statements provides a description of the main differences between Argentine GAAP and U.S. GAAP affecting our net income and shareholders’ equity and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2006 and 2005. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

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

Additionally, as discussed in Note 2.d) to our consolidated financial statements, contained elsewhere in this annual report, after having considered inflation levels for the first months of 2003, on March 25, 2003, the Argentine government has repealed the provisions of the previous decree related to the inflation adjustment and has instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores has issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We have complied with the Comisión Nacional de Valores resolution and we have accordingly recorded the effects of inflation until February 28, 2003. Comparative figures have also been restated until that date, using a conversion factor of 1.1232.

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

Until February 28, 2003 our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income,

reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

	As of the year ended June 30
	2006 (2)	2006	2005	2004	2003 (1)	2002 (1)
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
INCOME STATEMENT DATA
Argentine GAAP
Sales:
Crops	19,980,417	61,659,566	30,893,216	26,838,376	50,167,010	47,196,604
Beef cattle	10,924,653	33,713,479	36,826,885	27,723,604	20,566,175	27,785,711
Milk	2,557,506	7,892,462	3,463,144	3,191,948	2,414,992	2,258,210
Feed lot	881,846	2,721,377	2,129,838	7,120,335	4,453,320	2,021,655
Other	2,058,904	6,353,777	4,859,931	4,778,545	1,985,004	3,180,230

Net sales	36,403,326	112,340,661	78,173,014	69,652,808	79,586,501	82,442,410

Cost of sales:
Crops	(16,398,280)	(50,605,092)	(21,327,694)	(15,405,391)	(39,425,551)	(13,817,006)
Beef cattle	(10,187,579)	(31,438,868)	(32,819,805)	(21,080,583)	(11,776,035)	(22,943,645)
Milk	(1,894,154)	(5,845,360)	(2,094,975)	(1,307,963)	(1,483,172)	(3,561,830)
Feed lot	(751,167)	(2,318,102)	(1,855,279)	(6,185,770)	(4,193,289)	(1,996,770)
Other	(684,734)	(2,113,089)	(1,560,860)	(1,123,049)	(1,387,410)	(2,122,473)

Total	(29,915,914)	(92,320,511)	(59,658,613)	(45,102,756)	(58,265,457)	(44,441,724)

Gross profit	6,487,412	20,020,150	18,514,401	24,550,052	21,321,044	38,000,686
Selling expenses	(3,272,067)	(10,097,600)	(6,595,641)	(4,903,065)	(6,018,073)	(10,248,016)
Administrative expenses	(3,746,049)	(11,560,307)	(7,271,279)	(5,740,114)	(4,567,092)	(8,722,577)
Net gain on sale of farms	3,207,124	9,897,186	19,987,989	1,668,751	4,869,484	16,573,853
Inventory holdings gain (loss)	922,784	2,847,711	11,622,122	2,236,255	12,402,776	(19,603,010)
Operating income	3,599,204	11,107,140	36,257,592	17,811,879	28,008,139	16,000,936
Financial results, net	4,009,708	12,373,958	63,751,386	(18,969)	(11,065,223)	1,798,950

Equity gain (loss) from related companies	7,174,659	22,140,997	28,087,632	26,669,884	67,706,143	(41,193,704)
Other (expense) income, net	(1,091,249)	(3,367,594)	(5,065,386)	(363,761)	(2,091,884)	176,861
Management fee	(1,243,185)	(3,836,470)	(8,533,213)	(3,567,003)	(7,224,996)	—
Income (loss) before income tax and minority interest	12,449,137	38,418,031	114,498,011	40,532,030	75,332,179	(23,216,957)
Income tax expense	(1,760,153)	(5,431,831)	(37,787,594)	(8,570,269)	(10,531,263)	(18,824,012)
Minority interest	(33,352)	(102,924)	88,501	141,261	224,045	348,884
Net income (loss) for the year	10,665,632	32,883,276	76,798,918	32,103,022	65,024,961	(41,692,085)
Basic net income (loss) common stock (3)	0.06	0.19	0.49	0.23	0.54	(0.35)
Diluted net income (loss) common stock (3)	0.04	0.13	0.25	0.13	0.19	(0.35)
Basic net income (loss) per ADS (3)	0.62	1.93	4.90	2.30	5.40	(3.50)
Diluted net income (loss) per ADS (3)	0.43	1.32	2.50	1.30	1.90	(3.50)
Weighted - average number of shares outstanding		170,681,455	155,343,629	137,137,783	121,388,429	119,748,872
Weighted - average number of shares outstanding plus assumed conversion		321,214,392	321,214,392	321,214,392	246,526,666	119,748,872

US GAAP
Net sales	34,146,450	105,375,944	75,506,237	62,270,986	71,949,839	80,254,180
Net income (loss)	8,907,575	27,488,776	86,694,454	3,287,302	46,378,004	(156,089,770)
Basic net income (loss) common stock (3)	0.05	0.16	0.56	0.02	0.38	(1.30)
Diluted net income (loss) common stock (3)	0.05	0.15	0.34	0.02	0.19	(1.30)
Basic net income (loss) per ADS (3)	0.52	1.61	5.58	0.24	3.80	(13.00)
Diluted net income (loss) per ADS (3)	0.50	1.54	3.38	0.24	1.90	(13.00)
Weighted - average number of shares Outstanding		170,681,455	155,343,629	137,137,783	121,388,429	119,748,872
Weighted - average number of shares outstanding plus assumed conversion		282,836,274	283,140,627	137,137,783	194,235,230	119,748,872

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and Investments	10,441,072	32,221,149	74,446,153	14,624,161	23,363,232	44,459,711
Inventories	9,375,287	28,932,135	46,293,640	35,441,885	23,305,421	38,800,874
Trade and other receivables, net	10,962,275	33,829,580	32,002,331	24,221,264	13,639,837	28,221,096

	As of the year ended June 30
	2006 (2)	2006	2005	2004	2003 (1)	2002 (1)
	(US$)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
Non-current assets:
Other receivables	11,667,301	36,005,292	6,480,334	101,758	672,817	2,261,302
Inventories	20,321,589	62,712,423	53,223,179	44,740,030	37,796,987	29,414,567
Investments	163,779,645	505,423,985	394,899,782	393,382,176	338,604,025	119,210,530
Negative goodwill / Net	(24,894,957)	(76,825,838)	(30,430,822)	(25,869,346)	(19,347,598)	(13,370,988)
Property and equipment, net	72,837,172	224,775,512	166,497,596	160,026,473	150,932,466	130,757,356
Intangible assets, net	7,641,493	23,581,646	—	—	369,637	879,053

Total assets	282,130,877	870,655,884	743,412,193	646,668,401	569,336,824	380,633,501

Current liabilities:
Trade accounts payable	8,567,248	26,438,528	17,894,529	10,840,177	8,002,449	19,963,387
Short-term debt	21,523,517	66,421,573	11,499,782	8,090,261	1,425,499	7,468,233
Other liabilities, taxes, charges, salaries and social security payable	2,932,272	9,048,990	36,585,829	10,370,898	7,158,058	9,077,568
Non-current liabilities	46,118,383	142,321,331	154,084,136	152,133,418	160,744,981	21,076,440

Total liabilities	79,141,420	244,230,422	220,064,276	181,434,754	177,330,987	57,585,628

Foreign currency translation	(2,155,029)	(6,650,419)	—	—	—	—
Minority interest	181,424	559,871	276,947	65,451	206,712	430,755
Shareholders’ equity	204,963,062	632,516,010	523,070,970	465,168,196	391,799,125	322,617,118

US GAAP
Total assets	280,738,187	866,358,046	648,290,393	504,382,786	448,333,781	242,485,454
Shareholders’ equity	159,084,656	614,066,773	425,859,920	322,511,158	272,349,817	185,224,157

CASH FLOW DATA
Argentine GAAP
Net cash (used in) provided by operating activities	(6,957,239)	(21,470,041)	(10,100,935)	(280,751)	12,435,796	28,067,447
Net cash (used in) provided by investing activities	(35,925,448)	(110,865,934)	62,734,033	(25,089,388)	(200,614,009)	33,679,698
Net cash provided by (used in) financing activities	29,893,240	92,250,539	1,691,457	16,670,247	165,644,376	(21,738,814)

U.S. GAAP
Net cash (used in) provided by operating activities	(8,416,818)	(25,974,299)	(10,085,539)	(2,107,789)	20,222,339	25,533,892
Net cash provided by (used in) investing activities	(35,925,448)	(110,865,934)	62,902,474	(24,534,630)	(200,483,159)	33,791,076
Net cash provided by (used in) financing activities	29,893,240	92,250,539	1,691,457	16,670,247	165,644,376	(21,543,906)
Effects of exchange rate changes	1,459,578	4,504,528	(183,837)	1,272,280	(13,656,319)	254,352
Effects of inflations accounting	—	—	—	—	4,863,453	2,069,177

OTHER FINANCIAL DATA
Argentine GAAP
Depreciation and amortization	1,656,542	5,112,088	4,169,139	3,937,141	3,825,546	4,336,451
Capital expenditures (4)	18,072,139	55,770,620	25,959,614	15,189,386	31,129,070	822,170

(1)	We have complied with the Comisión Nacional de Valores’s resolution in connection with the discontinuance of inflation accounting and accordingly we have recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date. In addition in fiscal year 2003, as required by Argentine GAAP we have restated the prior year’s financial statements to give retroactive effect to the new adopted accounting standards in that year, except for certain valuation and disclosure criteria that in accordance with the transition provisions were applied prospectively. See notes 2.d and 3 to our consolidated financial statements.
(2)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2006 which was Ps. 3.086 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	Basic net earning (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net earning (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. See notes 13 and 17.II.f) to our consolidated financial statements for details on the computation of earning per share under Argentine GAAP and US GAAP, respectively.
(4)	Includes the purchase of farms and other property and equipment, net additions of constructions in progress ended.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2006, the applicable Peso/U.S. Dollar exchange rate was Ps. 3.048 = US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High (1)		Low (2)		Average (3)		Period End
Fiscal year ended June 30, 2002 (4)	3.	7400	0.	9990	1.	8206	3.	7900
Fiscal year ended June 30, 2003	3.	7400	2.	7120	3.	2565	2.	8000
Fiscal year ended June 30, 2004	2.	9510	2.	7100	2.	8649	2.	9580
Fiscal year ended June 30, 2005	3.	0400	2.	8460	2.	9230	2.	8670
Fiscal year ended June 30, 2006	3.	0880	2.	8590	3.	0006	3.	0860
Month Ended July 31, 2006	3.	0860	3.	0720	3.	0813	3.	0720
Month Ended August 31, 2006	3.	0970	3.	0690	3.	0799	3.	0960
Month Ended September 30, 2006	3.	1070	3.	0940	3.	1002	3.	1040
Month Ended October 31, 2006	3.	1070	3.	0890	3.	0982	3.	0890
Month Ended November 30, 2006	3.	067	3.	048	3.	055	3.	048

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco de la Nación Argentina did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All prices are mid market.

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

Risks Related to Argentina

Argentina’s current growth and stabilization may not be sustainable.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. The Argentine economy remains fragile for the following reasons:

•	unemployment remains high;

•	the availability of long-term fixed rate credit remains low;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could become a fiscal deficit;

•	the current trade surplus could reverse into a trade deficit;

•	inflation has risen recently and threatens to accelerate;

•	the regulatory framework continues to be uncertain;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has been dependent to some extent on high commodity prices, which are volatile and outside the control of the country, and excess capacity which has reduced considerably.

Substantially all of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina. Although the economic situation in Argentina has improved, instability is still prevalent and no assurance can be given that macroeconomic conditions in Argentina will not deteriorate again.

Inflation may rise again, causing adverse effects on the Argentine real estate markets as well as the Argentine economy generally

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002, before substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% per annum during 2004 and increasing by 12.3% in 2005. As of October 31, 2006, inflation had an annual increase of 10.5%.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Argentina’s sovereign debt restructuring and the early prepayment to the International Monetary Fund (the “IMF”) may create certain additional uncertainties, and the Argentine government may face future litigation that could have an impact on Argentina’s ability to obtain financing from international markets and economic growth.

After defaulting on over US$144.5 billion in external debt and as part of the debt restructuring process, the Argentine government consummated a debt exchange offer in the first quarter of 2005 with a rate of participation by bondholders of approximately 76% and an aggregate tendered amount of US$62.3 billion. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer that attempted to attach the tendered bonds. Despite the high levels of acceptance of the exchange offer, the amounts not tendered for exchange totaled approximately US$20 billion. Some bondholders in the United States, Italy and Germany filed legal actions against Argentina that are still pending resolution, and holdout creditors may initiate new suits in the future. Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with holdout creditors may prevent the Argentine government from accessing the international capital markets for the foreseeable future. Moreover, after consummation of the exchange offer, Argentina’s sovereign debt is still significant and may inhibit economic growth and result in lower fiscal surpluses that could further restrict the ability to repay outstanding debt. Under these circumstances, we cannot assure you that the economy will not suffer additional shocks.

Following settlement of Argentina’s sovereign debt restructuring, the “IMF” agreed to a one-year extension of Argentina’s scheduled repayment of debt due to the IMF and on December 15, 2005, the Argentine government announced its intention to prepay all of its outstanding debt with the IMF, totaling US$9.5 billion, using reserves available at the Central Bank. On January 3, 2006, the Argentine government made the prepayment of its outstanding debt with the IMF using foreign reserves of the Argentine Central Bank (“Central Bank”) that were in excess of the amounts necessary to support 100% of Argentina’s monetary base. The reduction of the Central Bank’s foreign-currency reserves may weaken Argentina’s ability to overcome economic deterioration, however, in October 2006 the Central Bank recovered the reserves level previous to the prepayment of its outstanding debt with the IMF. Without international private financing Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Central Bank to adopt measures to combat inflation and could adversely affect Argentina’s economic growth and public finances, which could adversely affect our business, financial conditions or results of operations. In addition, without the restrictions on spending imposed by the IMF arrangement, Argentina may again experience significant government spending which could result in renewed inflation and other adverse economic consequences.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future creating uncertainty as to Argentina’s economic future what may have a material adverse effect on the results of our operations and financial condition.

The economic policies of the Argentine government as well as any future depreciation of the Peso against the U.S. Dollar might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the U.S. Dollar and the Peso authorizing the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. As of November 30, 2006, the exchange rate was Ps. 3.048 per U.S. Dollar.

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

Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to avoid or address social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may prevent us from servicing our foreign currency denominated debt obligations

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make payments abroad and your ability to receive payments of principal and interest as a holder of notes.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency by a non-resident and to be applied to payment obligations under a purchase agreement (including installment payments) concerning real estate under construction may be registered as foreign direct investments, provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market used for the subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust. See “Exchange Controls.”

Although most capital outflow restrictions with regards to imports of goods, payment of interest, utilities, dividends and financial debts have been eliminated, there can be no assurance that the Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and therefore our business.

You may not be able to enforce your claims in Argentina.

We are a corporation (sociedad anónima) organized under the laws of Argentina. Most of our shareholders, directors, members of our supervisory committee, members of our executive committee, officers and certain experts named herein reside principally in Argentina and substantially all of our assets are located in Argentina. Under Argentine law, enforcement of foreign judgments would be recognized provided that the requirements of Articles 517 through 519 of the National Code of Civil and Commercial Procedure are complied with, including, that the judgment does not violate principles of public policy of Argentine law, as determined by the Argentine courts. We cannot assure you that an Argentine court would not deem the enforcement of foreign judgments requiring us to make payments under the notes in foreign currency outside of Argentina to be contrary to Argentine public policy, if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to cancel indebtedness.

Risks Related to Our Business

We may face potential conflicts of interest relating to our principal shareholders.

As of November 30, 2006 our largest shareholder, Mr. Eduardo S. Elsztain, was the beneficial owner of approximately 16% of our common shares. As of November 30, 2006, such beneficial ownership consists of 35,467,651 of our common shares owned by Inversiones Financieras del Sur S.A., a Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A.

Pursuant to a consulting agreement with Consultores Assets Management S.A. (formerly known as Dolphin Fund Management S.A.), we pay a management fee equal to 10% of our annual net income for certain agricultural advice and other administrative services. Eduardo Elsztain is the owner of 85% of the capital stock of Consultores Asset Management S.A., while our first vice-chairman of the board of directors, Saúl Zang, holds the other 15% of the capital stock.

Conflicts of interest between our management, our affiliates and us may arise in the performance of our respective business activities. Mr. Eduardo S. Elsztain is also the beneficial owner of approximately 26.5% of the common shares of IRSA, an Argentine company that currently owns approximately 61.5% of the common shares of its subsidiary Alto Palermo S.A. (“Alto Palermo”) whose CEO is Mr. Alejandro G. Elsztain, the CEO of Cresud. We cannot assure you that our principal shareholders will not limit or cause us to forego business opportunities that their affiliates may pursue or that their pursuit of other opportunities will be in our interest.

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

From June 2005, to June 2006, prices in U.S. Dollars for soybeans dropped 8.75%, the price of the corn increased in 11% and wheat increased 15.6%. (Source: CBOT- Bloomberg)

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products were to decline below current levels.

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

We currently sell our entire raw milk production to one customer in Argentina. For fiscal year 2006, these sales represented 7% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future. We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

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

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we have approximately 15,341 tons of storage capacity at various farms and plan to further increase our storage capacity. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster affects all of our silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

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

As of June 30, 2006, we owned a 26.7% equity interest in IRSA representing an investment of Ps. 320.0 million through the purchase of shares and the conversion of Convertible Notes. In addition, as of such date, we owned IRSA’s Convertible Notes for a total amount of US$ 12.0 million and 32.96 millions warrants also.

Consequently, as of June 30, 2006, our investment in IRSA amounted to Ps. 357.4 million, representing 41.05% of our total consolidated assets.

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

It is possible that these or other factors or events will impair IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. During the fiscal year ended June 30, 2006, IRSA’s share price increased by 1.4% from Ps. 3.4, on June 30, 2005 to Ps. 3.45 on June 30, 2006. From fiscal year 2004 to fiscal year 2005 the price increased 55% from Ps. 2.2 to Ps. 3.4. Given the relative size of our investment in IRSA, any decline could continue to give us a material adverse effect on our financial condition and results of operations.

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

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. During 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The withholding rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, the foreign sales of cattle beef cuts were momentarily suspended. The latter measure was softened once prices decreased. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the price of our products.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of June 30, 2006, we owned approximately 26.7% of IRSA’s outstanding shares, and our total investment in IRSA represented approximately 41.05% of our total assets.

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

Risks Related to our American Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares

The market prices of our common shares and American Depositary Shares (“ADS”) could decline as a result of sales by our existing shareholders of common shares or American Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The American Depositary Shares are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of November 30, 2006 owned approximately 16.0% of our common shares (or approximately 35,467,651 common shares which may be exchanged for an aggregate of 3,546,765 American Depositary Shares), is free to dispose of any or all of its common shares or American Depositary Shares at any time in its discretion. Sales of a large number of our common shares and/or American Depositary Shares would likely have an adverse effect on the market price of our common shares and the American Depositary Shares.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our equity securities would suffer negative consequences

Based on the current and projected composition of our income and the valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”) for United States federal income tax purposes for the tax year ending June 30, 2006, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Risks Related to IRSA’s Business

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s economic performance and the value of its real estate assets, and consequently the value of its securities, are subject to the risk that if IRSA properties do not generate revenues sufficient to meet IRSA’s operating expenses, including debt service and capital expenditures, IRSA’s cash flow and ability to pay distributions to its shareholders will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect IRSA’s operations or the value of its properties include:

•	downturns in the national, regional and local economic climate;

•	competition from other office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	changes in interest rates and availability of financing;

•	the exercise by its tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of IRSA’s tenants and IRSA’s ability to collect rents from its tenants;

•	changes in IRSA’s ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

IRSA’s investment in property development or redevelopment may be less profitable than IRSA anticipates.

IRSA is engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with IRSA’s development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed its original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on IRSA’s investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the private and public debt markets;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	IRSA may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or IRSA may be affected by building moratoria and anti-growth legislation.

IRSA faces risks associated with property acquisitions.

IRSA has in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase IRSA’s size and potentially alter IRSA’s capital structure. Although we believe that the acquisitions that IRSA has completed in the past and that IRSA expects to undertake in the future have, and will, enhance IRSA’s future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	IRSA may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA’s estimates;

•	acquired properties may be located in new markets where IRSA may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•	IRSA may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows IRSA to realize cost savings and synergies.

Acquired properties may subject IRSA to unknown liabilities.

Properties that IRSA acquire may be subject to unknown liabilities for which IRSA would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against IRSA based upon ownership of an acquired property, IRSA might be required to pay significant sums to settle it, which could adversely affect IRSA’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

•	liabilities incurred in the ordinary course of business.

Demand for IRSA’s premium properties which target the high-income demographic, might be insufficient.

IRSA has focused on development projects intended to cater to upper-middle income individuals and have entered into property swap agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to IRSA units in full-service apartments in premium locations of downtown Buenos Aires, such as the Renoir towers. These developments are currently estimated to be completed in 2008 and will bring to the market over 11,500 square meters of high quality residential apartments. At the time the developers return these properties to IRSA, demand for premium apartments could be significantly lower than IRSA currently project. In such case, IRSA would be unable to sell these apartments at the prices or in the time frame IRSA estimated, which could have a material adverse effect on IRSA’s financial condition and results of operations.

Some of the land IRSA purchases is not zoned for development purposes, and IRSA may be unable to obtain, or may face delays in obtaining the necessary zoning and other permits.

IRSA owns several plots of land which are not currently zoned for development purposes or for the type of developments IRSA propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. IRSA cannot assure you that IRSA will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorization, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, IRSA may be affected by building moratoria and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations IRSA needs to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries liability, fire, extended coverage and rental loss insurance on all its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt IRSA’s operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that IRSA will be able to renew insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, IRSA does not purchase life or disability insurance for any of its key employees. If any of IRSA’s key employees were to die or become incapacitated, IRSA could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on its financial condition and results of operations.

It may be difficult to buy and sell real estate quickly, and transfer restrictions apply to some of IRSA’s properties.

Real estate investments are relatively illiquid, and this tends to limit IRSA’s ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. A significant portion of IRSA’s properties are mortgaged to secure payment of indebtedness, and if IRSA is unable to meet its mortgage payments, IRSA could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for IRSA to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect IRSA’s business. In transactions of this kind, IRSA may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

The loss of significant tenants could adversely affect both the operating revenues and value of IRSA’s shopping center and other rental properties.

If certain of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA simply failed to retain their patronage, its business could be materially affected. IRSA’s shopping centers and, to a lesser extent, IRSA’s office buildings are typically anchored by well-known department stores and other significant tenants who generate shopping traffic at the mall. A decision by anchor tenants to cease operations at IRSA’s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on IRSA’s financial condition and results of operations. The closing of anchor tenants may induce other anchors and/or tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. The bankruptcy and/or closure of significant tenants, if IRSA is not able to successfully re-tenant the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

The real estate industry in Argentina is increasingly competitive

IRSA’s real estate and construction activities is highly concentrated in the Buenos Aires metropolitan area, an area where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry generally is highly competitive and fragmented, and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including foreign companies working in partnerships with local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, IRSA’s business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, IRSA’s financial condition and results of its operations could be adversely affected.

IRSA’s shopping center business is subject to competition.

Many of IRSA’s properties are located close to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of IRSA’s properties could have a material adverse effect on its ability to lease retail space in IRSA’s shopping centers or sell units in its residential complexes and on the rent price or the sale price that IRSA is able to charge. Although to date there have been few companies competing with IRSA for shopping center properties, we cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on IRSA’s results of operations.

IRSA is subject to risks inherent to the operation of shopping centers that may affect its profitability.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of IRSA’s shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation would reduce consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave IRSA’s shopping centers. This could affect the revenues from the shopping center activity.

IRSA is subject to payment default risks due to its investments in credit card businesses through its subsidiary Alto Palermo.

IRSA’s subsidiary Alto Palermo owns an 80% interest in Tarshop S.A., a credit card company which originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. During the fiscal year ended June 30, 2006, Tarshop had net revenues of Ps.122.9 million, representing 34% of Alto Palermo’s revenues and 21.3% of IRSA’s consolidated revenues for such fiscal year. Credit card businesses such as Tarshop are adversely affected by defaults or late payments by card holders on credit card accounts, by difficulties enforcing collection of payments, by fraudulent accounts and by the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond IRSA’s control which among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card business. In addition, if IRSA’s credit card business is adversely affected by one or more of the above factors, the quality of IRSA’s securitized receivables is also likely to be adversely affected. Therefore, IRSA would be adversely affected to the extent that IRSA holds an interest in any such securitized receivables.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA has had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2006, IRSA’s consolidated financial debt amounted to Ps.391.4 million (including accrued and unpaid interest and deferred financing costs). The fact that IRSA is leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could place IRSA at a disadvantage compared to its competitors who are less leveraged and limit its ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although IRSA has successfully restructured its debt, we cannot assure you that IRSA will not relapse and become unable to pay its obligations.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the holders of IRSA’s debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond IRSA’s control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect IRSA’s ability to generate cash flows and repay its obligations.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA’s hotels operate is highly competitive. The operational success of IRSA’s hotels is highly dependant on IRSA’s ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA’s hotels depends on:

•	IRSA’s ability to form successful relationships with international and local operators to run its hotels;

•	changes in tourism and travel patterns, including seasonal changes; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect IRSA’s ability to acquire land, develop and build projects and negotiate with customers. In addition, the companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out its projects. Maintain IRSA’s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force IRSA to spend funds to comply with such new rules. Development activities are also subject to risks relating to the inability to obtain or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such actions from the public authorities may have an adverse effect on IRSA`s business.

In the past, in response to housing shortages, high rates of inflation and difficulties in accessing to credit, the Argentine government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA’s leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the

Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect IRSA’s operations and profitability.

IRSA’s development activities depend on its ability to obtain and maintain zoning, environmental, land-use and other governmental approvals

IRSA owns several substantial plots of land which are not zoned for the type of development its propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, IRSA does not yet have the required building, occupancy and other governmental permits and authorizations that IRSA will need to be able to develop these properties as IRSA currently propose. As a result, we cannot assure you that IRSA will be successful in its attempts to rezone such land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, IRSA may be affected by building moratoria and anti-growth legislation, particularly in the City of Buenos Aires. If IRSA is unable to obtain all of the governmental permits and authorizations IRSA needs to develop its present and future projects, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether which could have a material adverse effect on its financial condition and results of operations.

Argentine Leasing Law No. 23,091 imposes restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of IRSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to adjust the amounts owed to IRSA under IRSA’s lease agreements;

•	residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six-month period.

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases and the exercise of rescission rights by its tenants could materially and adversely affect IRSA’s business and we cannot assure you that IRSA’s tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workload of courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding IRSA’s office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on IRSA’s financial condition and results of operation.

IRSA’s assets are concentrated in the Buenos Aires area.

IRSA’s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires, and a substantial portion of its revenues are derived from such properties. For the fiscal year ended June 30, 2006, more than 85% of IRSA’s consolidated revenues was derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

IRSA face risks associated with potential expansion to other Latin American Markets.

From 1994 to 2002 IRSA had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002 and Fondo de Valores Inmobiliario in Venezuela, which was sold in 2001. IRSA continues to believe that Brazil and other Latin American countries offer attractive opportunities for growth in the real estate sector. IRSA will continue to consider investment opportunities outside of Argentina as they arise.

Investments in Brazil and other Latin American countries are subject to significant risks including sovereign risks and risks affecting these countries’ real estate sector. These risks include competition by well-established as well as new developers, unavailability of financing or financing on terms that are not acceptable to IRSA, exchange rate fluctuations, lack of liquidity in the market, rising construction costs and inflation, extensive and potentially increasing regulation and bureaucratic procedures for obtaining permits and authorizations, political and economic instability that may result in sharp shifts in demand for properties, risks of default in payment and difficulty of evictions for defaulting tenants.

If the court extends Inversora Dársena Norte S.A.’s bankruptcy to Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with IRSA’s acquisition of its subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased its interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Federal Government seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”).

In 1991, Indarsa had purchased 90% of Tandanor, a formerly government owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-

known real estate brokerage firm in Argentina. The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this,, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons. In particular, the Argentine Government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

On April 18, 2001, the trial began, and a measure prohibiting IRSA`s disposition of this plot of land is still in effect. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA´s investment in Puerto Retiro, valued at Ps.46.5 million as of June 30, 2006, would be lost. As of June 30, 2006, IRSA had not established any reserve in respect of this contingency.

The management and legal advisors of Puerto Retiro S.A. estimates that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

If Alto Palermo cannot reach an agreement with sellers regarding IRSA’s acquisition of a significant interest in the Neuquén Project, the sale may be voided, and Alto Palermo may not recover its original investment

On July 6, 1999, Alto Palermo acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters on which IRSA seeks to build a shopping center. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. Alto Palermo did not pay the balance of the purchase price. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against Alto Palermo seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, Alto Palermo answered the complaint and raised several defenses including, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. Alto Palermo also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to Alto Palermo’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus Alto Palermo’s contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and Alto Palermo. If Alto Palermo cannot reach agreement with the former owners of Shopping Neuquén, Alto Palermo would be compelled to pay the sum the court determines. As of June 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid.

Alto Palermo is engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting these requests. On June 25, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. Alto Palermo filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible Alto Palermo will file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new timetable to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Property ownership through joint ventures may limit IRSA’s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, in the shopping center segment, IRSA owns 61.5 % of Alto Palermo Shopping, while Parque Arauco S.A. owns another 29.6%. In the development and sale segment, IRSA has a majority ownership interests in various properties, including 61.5% ownership of Predio Phillips, 83% ownership of Pereiraola, 83% of Abril/Baldovinos. IRSA also holds a minority interest of 50% in Puerto Retiro. In the hotels segment, IRSA owns 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. IRSA owns 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. On the financial services sector, IRSA owns 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it.

IRSA could become engaged in a dispute with one or more of its joint venture partners that might affect IRSA’s ability to operate a jointly-owned property. Moreover, IRSA’s joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with IRSA’s objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, IRSA’s joint venture partners may have competing interests in IRSA’s markets that could create conflicts of interest. If the objectives of IRSA’s joint venture partners are inconsistent with IRSA’s own objections, IRSA will not be able to act exclusively in its interests.

If one or more of the investors in any of IRSA’s jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on IRSA’s financial performance.

Should a joint venture partner become bankrupt, IRSA could become liable for its partner’s share of joint venture liabilities.

IRSA may not be able to recover the mortgage loans IRSA has provided to purchasers of units in its residential development properties.

In recent years, IRSA has provided mortgage financing to purchasers of units in IRSA’s residential development properties. Before January 2002, IRSA’s mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. Dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 to U.S. Dollars 1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. Dollar value of IRSA’s outstanding mortgages, which on June 30, 2006, approximately Ps.33.1 million.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect IRSA’s cash flow. Argentine law imposes significant restrictions on IRSA’s ability to foreclose and auction properties. Thus, when there is a default under a mortgage, IRSA does not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property IRSA is required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period, most recently on June 14, 2006 which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798 enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on debtor’s only dwelling (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust over assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to a mortgage loan agreements could opt to participate in it. However, it was extended by a number of decrees and laws.

Recently enacted Law No. 26.167 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans, by virtue of which creditors have 10 days to inform the amounts owed to them and later agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect IRSA’s business, financial condition or result of operations.

IRSA is dependent on its chairman Eduardo Elsztain and certain other senior managers.

IRSA’s success depends on the continued employment of Eduardo S. Elsztain, IRSA’s chief executive officer, president and chairman of the board of directors, who possess significant expertise and knowledge of IRSA’s business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on its business. We cannot assure you that IRSA would be able to find an appropriate replacement should the need arise. IRSA’s future success also depends in part upon IRSA’s ability to attract and retain other highly qualified personnel. We cannot assure you that IRSA will be successful in hiring or retaining qualified personnel and, if IRSA is not, it would likely have a material adverse effect on IRSA’s financial condition and results of operations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA`s largest beneficial owner is Mr. Eduardo S. Elsztain. As of November 30, 2006, such beneficial ownership consisted of:

•	6,243,354 of IRSA`s common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company to which Mr. Eduardo S. Elsztain is the sole beneficial owner;

•	116,305,767 of IRSA`s common shares.

Conflicts of interest between IRSA`s management, IRSA`s Company and IRSA`s affiliates may arise in the performance of IRSA`s respective business activities. Mr. Elsztain also beneficially owns (i) approximately 21.13% of our common shares, and (ii) approximately 61.54% of the common shares of our subsidiary Alto Palermo. We cannot assure you that IRSA`s principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in IRSA`s interest.

Due to the currency mismatches between its assets and liabilities, IRSA has significant currency exposure.

As of September 30, 2006, the majority of IRSA’s liabilities, such as its unsecured loan agreement, IRSA’s Series 3 secured floating rate notes due 2009, the mortgage loan to Hoteles Argentinos, its convertible notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars while IRSA’s revenues and most of its assets as of September 30, 2006 are denominated in Pesos. This currency gap exposes IRSA to risk of exchange rate volatility, which would negatively affect its financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition, and may increase the collection risk of IRSA’s leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

IRSA’s subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop’s accounts receivables, which consist of cash flows from sales on credit, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but it also remains a beneficiary of these trust accounts by holding, as of September 30, 2006, Ps.49.7 million worth of these participation certificates.

We cannot assure you that collection of payments from credit card accounts will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

Risks Related to IRSA’s Investment in Banco Hipotecario

IRSA’s investment in Banco Hipotecario subjects us to risks affecting Argentina’s highly regulated banking sector.

As of June 30, 2006, IRSA owned 11.8% of Banco Hipotecario which represented 9.5% of IRSA’s consolidated assets at such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003, and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions in Argentina are subject to significant regulation by the Central Bank and certain other regulatory authorities. Measures adopted by the Central Bank have had and may continue to have a material adverse effect on Banco Hipotecario’s financial condition and results of operations. On July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine Government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Laws and decrees implemented during the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, various initiatives have been presented to the Argentine Congress intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine Government would compensate Banco Hipotecario for the resulting loss. The future outcome of the uncertainties described above could have an adverse effect on the value of IRSA’s investment in Banco Hipotecario.

Government intervention on mortgage loans may have an adverse effect on Banco Hipotecario’s mortgage loans performance.

On November 29, 2006, Law No. 26,177 created the “Unidad de Reestructuración” which will consider the possibility of restructuring the whole mortgage loans, between the debtors and the old Banco Hipotecario (state-owned corporation). These and other measures may have a future impact in Banco Hipotecario’s mortgage loans performance.

Banco Hipotecario relies on mortgage lending and may not be able to implement successfully its new diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historical concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on the demand for new mortgage loans and the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Although Banco Hipotecario has adopted a new business strategy to diversify its banking business, it must overcome significant challenges to implement this strategy including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the future. If Banco Hipotecario is unable to effectively transition to a new and viable operating model, the value of IRSA’s substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario may not be successful in its diversification strategy given recent disagreements with the Argentine government.

Banco Hipotecario faces significant challenges in seeking to develop its business plan through internal growth and therefore continuously explores acquisition opportunities. The pace of change in the Argentine financial system may require Banco Hipotecario to take advantage of opportunities and make decisions on an expedited basis, which may prove difficult to accomplish given applicable regulatory requirements and the requirement that the Argentine government, as one of its shareholders, approve certain transactions. These acquisition opportunities may require Banco Hipotecario to incur additional debt or other direct or contingent liabilities, and its ability to incur such liabilities is limited. In addition, any such acquisitions would likely divert a significant amount of its management’s attention to the integration of these businesses into Banco Hipotecario’s current operations.

The Argentine government, one of Banco Hipotecario’s major shareholders, has a “golden share”, meaning that it has an effective veto in respect of transactions involving any merger Banco Hipotecario may contemplate. In 2005, Banco Hipotecario entered into an agreement to acquire an important bank in Argentina, but the Argentine Government did not approve the proposed acquisition and as a result it was not consummated. If IRSA, as shareholders, is not able to receive government support to successfully implement new business strategies, Banco Hipotecario’s ability to implement such strategies may be materially and adversely affected.

The Argentine government may prevail in all matters to be decided at a Banco Hipotecario’s general shareholders meeting.

According to the Privatization Law and Banco Hipotecario’s by-laws, holders of Class A and Class D Shares have special voting rights relating to certain corporate decisions. Whenever such special rights do not apply (with respect to the Class A Shares and the Class D Shares) and in all cases (with respect to the Class B Shares and the Class C Shares), each share of common stock entitles the holder to one vote. Pursuant to Argentine regulations, Banco Hipotecario may not issue new shares with multiple votes.

The holders of Class D Shares have the right to elect nine of Banco Hipotecario’s board members and their respective alternates. In addition, for so long as Class A Shares represent more than 42.0% of Banco Hipotecario’s capital, the Class D Shares shall be entitled to three votes per share, provided that holders of Class D Shares will be entitled to only one vote per share in the case of a vote on:

•	a fundamental change in Banco Hipotecario’s corporate purpose;

•	a change in Banco Hipotecario’s domicile outside of Argentina;

•	dissolution prior to the expiration of Banco Hipotecario’s corporate existence;

•	a merger or spin-off after which Banco Hipotecario would not be the surviving corporation;

•	a total or partial recapitalization following a mandatory reduction of capital; and

•	approval of voluntary reserves, other than legally mandated reserves, when their amount exceeds Banco Hipotecario’s capital stock and it’s legally mandated reserves.

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP (Programa de Propiedad Participada) participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares, or otherwise the Class D shares IRSA holds will automatically lose their triple voting rights. If this were to occur, IRSA would likely lose its current ability, together with IRSA`s affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002, by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the executive branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 on property constituting a borrower’s dwelling may be adjusted for inflation only pursuant to CVS index, which during 2002 was significantly less than inflation as measured by the wholesale price index. Law No. 25,796 Section 1, effective April 1, 2004, eliminated the use of the CVS as an indexation mechanism, as applied to the relevant portion of Banco Hipotecario’s mortgages. During 2005, the CER was 11.75% and the wholesale price index 10.7%, while for the six months of 2006 the CER and wholesale price index increased by 5.77% and 5.0%, respectively. Argentina’s history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina in 2002 and 2003, Banco Hipotecario’s mortgage portfolio experienced significant erosion in value. If inflation were to increase significantly once again, it may continue to materially erode value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation may not be offset by indexation, which could adversely affect its liquidity and results of operations.

Banco Hipotecario’s mortgage loan portfolio was materially and adversely affected by the devaluation of the Peso and may be further impacted by future fluctuations in exchange rates.

While the one-to-one Peso-U.S. Dollar parity was in effect, Banco Hipotecario had no exchange rate risk with respect to its Peso-denominated revenues. However, its repeal on January 7, 2002, and the subsequent devaluation of the Peso have had the effect of significantly reducing its shareholders’ equity and Banco Hipotecario’s net income. This is also a consequence of the mismatch between Banco Hipotecario’s Peso-denominated revenues and its significant U.S. Dollar obligations, particularly in light of the pesification of its U.S. Dollar-denominated mortgage loans described below. On January 11, 2002, the Peso began to float freely for the first time in eleven years trading at Ps.1.40 = US$1.00; however, the Peso has devalued significantly, trading as low as Ps.3.90 = US$1.00 in June 2002, as reported by Banco de la Nación Argentina. Since then, the value of the Peso has begun to recover and on October 31, 2006, the exchange rate as reported by Banco de la Nación Argentina was approximately Ps.3.089 = US$1.00.

Beginning on February 3, 2002, the Argentine government converted (i) certain foreign currency-denominated debts into Peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts into Peso-denominated debts at an exchange rate of Ps.1.40 per US$1.00 and (iii) foreign currency-denominated bank deposits into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00. As a result, 100% of Banco Hipotecario’s mortgage loans denominated in foreign currency were converted to Pesos at a one-to-one exchange rate and 100% of the Argentine government securities Banco Hipotecario held, including federal, provincial and municipal bonds, were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00. On the other hand, less than 8% of its liabilities denominated in foreign currency were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00, and the remainder of its liabilities remained denominated in foreign currency.

Due to the fact that Banco Hipotecario’s loan portfolio now generates interest income only in Pesos, any further devaluation of the Peso against the U.S. Dollar will further impair its ability to make payments on its liabilities denominated in such currencies. Moreover, although the Argentine government has issued National Government Compensating Bonds (“BODEN”), notes that are intended to compensate Banco Hipotecario in part for its losses resulting from pesification, Banco Hipotecario cannot assure us that the Argentine government will honor its obligations to deliver the additional BODEN to which Banco Hipotecario is entitled, or that any BODEN it may receive will be sufficient to compensate adequately for the harm caused by the asymmetric pesification of its assets and liabilities. Additionally, Banco Hipotecario cannot assure you that future exchange rate policies to be implemented by the Argentine government will not further affect its financial condition and the results of its operations; and if such were the case, Banco Hipotecario cannot ensure you that the Argentine government will compensate such differences nor up to which amount.

Due to interest rate and currency mismatches of Banco Hipotecario’s assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2006, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign currency denominated assets by approximately US$101 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not depreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of Banco Hipotecario’s large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. As of September 30, 2006 Banco Hipotecario had a total of US$ 888.9 million of BODEN issued by the Argentine Government. At that same date, Banco Hipotecario also had a total of approximately US$50.2 million of guaranteed government loans. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect IRSA’s investment.

Banco Hipotecario faces potential material litigation which could adversely affect its financial condition and results of operations.

As of August 31, 2006, approximately 3,895 borrowers of pre-1991 loans had initiated legal proceedings against Banco Hipotecario, alleging that the write-downs performed on the balance of such loans have been insufficient and did not comply with the Privatization Law. As of that date those loans had an aggregate outstanding balance of approximately Ps.88.5 million. If Banco Hipotecario does not prevail in these proceedings or settle the claims, or if more borrowers bring similar claims against them, Banco Hipotecario may need to effect substantial write-downs on the affected loans. The majority of the borrowers involved in this litigation have obtained a preliminary injunction ordering Banco Hipotecario to charge a lower service of capital and interest with respect to the amount previously determined. Banco Hipotecario can not assure you that additional borrowers will not bring similar lawsuits against them, objecting to the adequacy of the write-down on balances under the Privatization Law, nor that the courts will not issue other decisions against Banco Hipotecario’s lawsuits. In the event that Banco Hipotecario loses this litigation, is unable to settle claims or more borrowers bring similar claims against it, they may be required to write-down significant amounts that they had previously capitalized. Any one or more of these events may materially and adversely affect Banco Hipotecario’s business, financial condition or results of operations.

In addition, in May 2003, an Argentine court entered a judgment directing Banco Hipotecario to pay an amount that, at the date of the judgment, was approximately Ps.40 million in connection with a proceeding initiated by a private developer who received financing for the construction of certain projects. The developer alleged that Banco Hipotecario breached certain of the original conditions of the loan agreement, including failure to make funds available. Banco Hipotecario currently faces other similar claims by other private developers or construction companies that involve approximately Ps.269 million in the aggregate. Although Banco Hipotecario has appealed the judgment to the National Supreme Court and believes that its appeal may be successful, the possible confirmation of the judgment and/or eventual extension of the ruling to other proceedings could materially adversely impact Banco Hipotecario’s financial condition and results of operations.

An Argentine social security agency has also filed suit seeking summary judgment against Banco Hipotecario alleging that it owes Ps.335 million in employer contributions to the pension plan that were not made by Banco Hipotecario prior to its privatization by the Argentine government. This claim has been dismissed in a judgment entered by the lower court. Although the plaintiff has filed an appeal, Banco Hipotecario considers that the Privatization Law under which it was privatized clearly precludes them from being liable for these payments and establishes that this is an exclusive obligation of the

Argentine government. Nonetheless, a court may rule against Banco Hipotecario and this may have a material adverse effect on its financial condition and results of operations.

A number of lawsuits filed against Banco Hipotecario by certain holders of their bonds could adversely affect Banco Hipotecario’s liquidity.

In the course of the last two years Banco Hipotecario has been sued in Argentine courts by individual bondholders seeking summary judgments (juicios ejecutivos) based on Banco Hipotecario’s defaulted payment of amounts due on its notes issued prior to its debt restructuring. In each of these lawsuits, the lower courts had rendered a decision favorable to holders of Banco Hipotecario’s existing notes. At the closing of Banco Hipotecario’s exchange offer, existing bondholders, representing 5% of the principal amount subject to restructuring did not participate in the offering. Currently, approximately 2.5% of this debt remains outstanding. To the extent such bondholders initiate other lawsuits against Banco Hipotecario, Banco Hipotecario may be required to make additional payments to settle or satisfy possible adverse judgments which may adversely affect its liquidity.

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

The Global Depositary Shares are freely transferable under U.S. securities laws, including shares sold to IRSA’s affiliates. We, which as of June 30, 2006 owned approximately 26.7% of IRSA’s common shares (or approximately 116,305,767 common shares which may be exchanged for an aggregate of 11,630,576 Global Depositary Shares), are free to dispose of any or all of its common shares or Global Depositary Shares at any time in our discretion. Sales of a large number of IRSA’s common shares and/or Global Depositary Shares would likely have an adverse effect on the market price of IRSA’s common shares and the Global Depositary Shares. Different Corporate Disclosure and Accounting Standards.

IRSA is subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

Most of its directors and IRSA’s senior managers, and most of its assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon IRSA or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised by its Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against IRSA.

If IRSA is considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of its equity securities would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets IRSA does not believe IRSA was a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2006, and IRSA does not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether IRSA is a PFIC is made annually. Accordingly, it is possible that IRSA may be a PFIC in the current or any future taxable year due to changes in IRSA`s asset or income composition or if IRSA`s projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of IRSA`s income and assets and the accuracy of our projections. If IRSA become a PFIC, United States Holders of IRSA`s shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by IRSA or upon a sale or other disposition of IRSA`s shares or ADSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” of IRSA’s 20-F for a more detailed discussion of the consequences if IRSA is deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

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

Information contained in or accessible through our website is not a part of this annual report on form 20-F. All references in this annual report on Form 20-F to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites.

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

From December 2000 to June 2006, we invested approximately Ps. 263.7 million to acquire approximately 26.71% of the outstanding shares of IRSA. In addition, we owned IRSA’s Convertible Notes for a total amount of US$ 12 million. Consequently, as of June 30, 2006, our investment in IRSA amounted to Ps. 357.4 million representing 41.05% of our consolidated assets. IRSA is one of Argentina’s largest real estate companies. As of June 30, 2006, IRSA had total assets of Ps. 2,740.1 million, and its net income for the fiscal year ended June 30, 2006, was Ps. 96.6 million.

As of June 30, 2006, our net worth was Ps. 632.5 million and total assets were Ps. 870.7 million. As of June 30, 2006, we owned 17 farms together with our subsidiaries and 395,459 hectares, including 35.723% of the 8,299 hectares owned by Agro-Uranga S.A. and 50% of the 170 hectares owned by Cactus Argentina S.A. As of June 30, 2006, 41,283 hectares were sown (including 35.723% of the 11.928 hectares sown by Agro-Uranga S.A.), 17,004 leased hectares were sown, we had 82,840 beef-cattle heads (including 35.723% of the 738 owned by Agro-Uranga S.A. and 50% of the 3.814 owned by Cactus Argentina S.A.) and 2,675 cows were involved in milk production (including 35.723% of the 743 cows owned by Agro-Uranga S.A.). For fiscal year ended June 30, 2006, our total sales totalled Ps. 112.3 million. Capital expenditures totaled Ps. 55.8 million, Ps. 25.9 million and Ps. 15.2 million for the fiscal years ended June 2006, 2005, and 2004, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

For the fiscal year ended June 30, 2006, our main investments consisted of Ps. 25.7 million in the acquisition of real estate, Ps. 0.6 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 1.2 million in facilities, Ps. 1.3 million in new pastures, Ps. 0.9 million in vehicles, Ps 23.7 million in construction, Ps. 1.13 million in machinery, Ps. 0.3 million in computer and communication accessories, Ps. 0.9 million in construction in progress, Ps. 0.1 million in feed lot and Ps. 0.7 million in advances.

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

For the fiscal year ended June 30, 2004, our main investments consisted of Ps. 2.7 million in the acquisition of real estate, Ps. 0.1 million in improvements, Ps.0.1 million in furniture and equipment, Ps. 1.6 million in facilities, Ps. 0.4 million in new pastures, Ps. 0.5 million in vehicles, Ps 0.1 million in construction, Ps. 0.1 million in machinery, Ps. 0.1 million in computer and communication accessories, Ps. 8.8 million in construction in progress (including Ps. 4.2 million from the development of our Los Pozos farm adding more space for agricultural and cattle production and Ps. 3.8 million from the development of hectares to be used in agriculture under irrigation in our La Gramilla and Santa Bárbara farm), Ps. 0.6 million in feed lot and Ps. 0.1 million in advances.

Business acquisitions

Year Ended June 30, 2006

In December 2005, the Company acquired the outstanding common stock of Agropecuaria Cervera (ACER) to exploit 160,000 hectares of undeveloped land and natural forests. ACER was granted a 35-year concession right (with option to extend it for an additional 29-year period) by the provincial government of Salta, Argentina. The concession entitles ACER to conduct agricultural, cattle breeding and/or forestry activities during the concession period. As of the date of the acquisition, the Company has not had any developed plans of the type of activities to be performed in the land.

The aggregate purchase price for the acquisition was US$ 9.6 million paid in cash (US$ 1.1 million) and US$ 3.6 million by surrendering IRSA´s Convertible Notes held by the Company. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net identifiable assets acquired, (mainly forestry products and certain other fixed assets) amounting to Ps. 23.6 million, was allocated to concession rights. Concession rights are amortized on a straight line basis over its useful life of 35 years. Amortization will begin upon commencement of operations.

In September 2005, the Company acquired a farm (San Pedro) covering 6,022 hectares in Uruguay, Province of Entre Rios, for US$ 16 million. The Company paid US$ 13.5 million in cash, and the remaining amount of US$ 2.5 million will be paid within the next 15 months. The Company mortgaged the property in an amount of US$ 2.5 million as collateral for the remaining balance.

Formation of Companies

In March 2006, we and other parties founded BrasilAgro for the purpose of expanding our business to Brazil. The Company contributed cash in the amount of Ps. 63.1 million in exchange for shares and 104,902 warrants to purchase additional shares. The Company’s equity interest in BrasilAgro is 7.3%. BrasilAgro’s shares went public in the Brazilian Stock Exchange (Bovespa) in May 2006. Warrants vest in one-thirds starting May 2, 2007 and are exercisable for a period of up to 15 years at an exercise price equivalent to the initial public offering price adjusted by the Brazilian IPCA inflation index. Should the Company exercise the warrants, the equity interest would be increased to 14.1%. Moreover, an additional 104,902 warrants were issued which can only be exercised, at the Company’s option, in the event of a tender offer. These warrants are exercisable through the year 2021 at an exercise price equivalent to the purchase price of the tender offer by the acquirer of BrasilAgro.

Year Ended June 30, 2005

On March 9, 2005 the Company signed a preliminary purchase agreement to acquire 72 hectares located in the Province of Buenos Aires, for a total consideration of Ps. 0.8 million. The transaction is subject to certain closing conditions.

On June 24, 2005 the Company acquired El Invierno farm covering 1,946 hectares located in the Province of La Pampa, for a total purchase price of US$ 3.0 million.

Year Ended June 30, 2004

On November 11, 2003, Feria Jovita S.R.L. repaid the commercial loan due to Cresud by executing a deed to formalize the delivery in lieu of payment of a 9-hectare farm located at Lavalle, Province of Mendoza. The value of the property is Ps. 25,600.

Farm Sales

Year Ended June 30, 2006

On July 25, 2005 the Company sold El Gualicho farm, covering 5,727 hectares, located in the Province of Córdoba, for a total sales price of US$ 5.7 million, resulting in a gain of US$ 3.4 million. The company collected US$ 2.9 million and will collect the balance in five equal annual installments through July 2010.

Year Ended June 30, 2005

On February 1, 2005, the Company sold Ñacurutú farm, covering 30,350 hectares, located in the Province of Santa Fe, for a total sales price of US$ 5.6 million, resulting in a gain of Ps. 7.7 million.

On June 8, 2005 the Company sold San Enrique farm, covering 977 hectares, located in the Province of Santa Fe, for a total sales price of US$ 5.0 million, resulting in a gain of Ps. 12.3 million.

Year Ended June 30, 2004

On July 29, 2003, the Company sold three properties located in the Province of Catamarca, covering 5,997 hectares, for a total sales price of US$ 0.4 million, resulting in an aggregate gain of Ps. 0.6 million.

On November 26, 2003 the Company sold El 41 y El 42 farms covering 6,478 hectares, located in the Province of Chaco, for a total sales price of US$ 1.0 million, resulting in a gain of Ps. 1.1 million.

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

Most of our farms are located in Argentina’s pampas, one of the largest temperate prairie zones in the world and one of the richest areas of the world for agricultural production, covering portions of the provinces of Buenos Aires, Santa Fe, Córdoba, Chaco, San Luis, Catamarca, Salta, Entre Ríos and La

Pampa. At June 30, 2006, we, together with our subsidiaries, owned 17 farms. Approximately 19,507 hectares of the land we own are productive and suitable for crop production, approximately 97,299 hectares are best suitable for beef-cattle production, and 1,698 hectares are used for milk production. The remaining 418,477 hectares are primarily natural woodlands. In addition, during fiscal year 2005, we leased farms for crop production on an aggregate total area of 16,299 hectares on 22 farms and during fiscal year 2006 we leased farms for crop production on an aggregate total area of 17,004 hectares on 25 farms for crop production.

The following table sets forth, for the periods indicated below, the amount of land used for each production activity (including total owned and leased land):

	Year Ended June 30,
	2004(1) (6)	2005(1) (7)	2006(1) (8)
	(in hectares)
Crops(2)	27,358	40,722	41,283
Beef-Cattle(3)	125,669	126,879	129,946
Milk	1,001	1,776	1,698
Natural woodlands(4)	266,916	263,177	418,477
Own farmlands leased to third parties	13,996	9,978	14,229

Total(5)	434,940	442,532	605,633

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and Fattening.
(4)	We used part of our land reserves to produce charcoal, fence posts, rods.
(5)	As of June 30, 2004, 9,766 hectares of land were leased for agriculture production. During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, 17,004 hectares were leased for agricultural production and 32,647 hectares were leased for cattle breeding.
(6)	Includes 8,360 hectares of El Tigre farm purchased on April 30, 2003 and does not include 6,478 hectares of El 41-42 farm whose title deeds were signed on November 26, 2003.
(7)	Includes 977 hectares of San Enrique farm and 30,350 hectares of El Ñacurutu farm sold during fiscal year 2005.
(8)	Includes 6,022 hectares of San Pedro farm acquired on September 1, 2005 and approximately 160,000 hectares through our 99.99% ownership interest in Agropecuaria Cervera S.A. which owns, among other assets and rights, the concession of the start-up of production for a comprehensive development project. It does not include 5,727 hectares of El Gualicho farm sold on July 25, 2005

Operations and Principal Activities

In fiscal year 2005, our operations were conducted on 17 owned farms and 22 leased farms. In fiscal year 2006, our operations were conducted on 17 owned farms and 25 leased farms. Some of the farms we own are engaged in more than one productive activity at a time. The following table sets forth, for the periods indicated below, the volumes of our production by principal product line:

	Year ended June 30,
	2004(1)	2005(1)	2006(1)
Crops (2)	74,612	149,785	106,867
Beef-Cattle (3)	11,370	10,657	9,803
Milk (4)	6,731	7,312	14,588

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef-cattle owned by us.
(4)	Production measured in thousands of liters.

Land

Land Acquisition. In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas, as it has been the case in many countries in the world. Thanks to current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (US and Europe). Our financial capacity relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we habitually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef-cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding to neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

In September 2005, the Company acquired a farm (San Pedro) covering 6,022 hectares in Uruguay, Province of Entre Rios, for US$ 16 million. The Company paid US$ 13.5 million in cash, and the remaining amount of US$ 2.5 million will be paid within the next 15 months. The Company mortgaged the property in an amount of US$ 2.5 million as collateral for the remaining balance.

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

Land Sales. We periodically sell properties to take advantage of the appreciation in the value of the property. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the periods indicated below, certain information concerning to the farm’s sales during each of the past three fiscal years ended on June 30:

	Land Sales
Fiscal year	Amount of farmlands	Gross proceeds from sales (in million of Pesos)	Book value of the assets sold (in million of Pesos)	Profit / (Loss) (1) (in million of Pesos)
2004 (2)	2	4.1	2.4	1.7
2005 (3)	2	29.8	9.8	20.0
2006 (4)	1	16.1	6.2	9.9

(1)	Includes all taxes and commissions
(2)	Includes the sale of El 41-42 farm of 6,478 hectares and IGSA’s land reserves for 5,997 hectares.
(3)	Includes the sale of Ñacurutu and San Enrique farms, of 30,350 and 977 hectares respectively. It also includes the results of the sale of a two-hectare parcel belonging to IGSA.
(4)	Includes the sale of El Gualicho farm, of 5,727 hectares

On July 25, 2005 the Company sold El Gualicho farm, covering 5,727 hectares, located in the Province of Córdoba, for a total sales price of US$ 5.7 million, resulting in a gain of US$ 3.4 million. The company collected US$ 2.9 million and will collect the balance in five equal annual installments through July 2010.

On February 1, 2005, the Company sold Ñacurutú farm, covering 30,350 hectares, located in the Province of Santa Fe, for a total sales price of US$ 5.6 million, resulting in a gain of Ps. 7.7 million.

On June 8, 2005 the Company sold San Enrique farm, covering 977 hectares, located in the Province of Santa Fe, for a total sales price of US$ 5.0 million, resulting in a gain of Ps. 12.3 million.

Land Leasing. The decision to enter into lease agreements involves similar criteria in relation to the quality and projected profitability. However, our analysis of such criteria also takes into account our production and yield objectives in the short or medium term. Generally, we are advised of the existence of farms available for lease directly through the owners. The initial duration of lease agreements is habitually one season or less. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle raising consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or number of cattle head or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

Land Management. In contrast to traditional Argentine farms, run by a family, we centralize policy making in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers, who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land habitually rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by direct sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Crop Production

Our agriculture production is mainly based on crops and oilseeds. Main crops include wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following chart shows, for the periods indicated below, the production of the main crops:

	Crop Production Year ended June 30,
	2004(1)	2005(1)	2006(1)
	(in tons)
Wheat	16,707	23,719	21,788
Corn	31,164	65,777	31,558
Sunflower	3,095	5,024	7,300
Soybeans	20,439	48,730	42,797
Other	3,207	6,535	3,424

Total	74,612	149,785	106,867

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1) Year ended June 30,
	2004(2)	2005(2)	2006(2)
	(in hectares)
Owned	17,592	24,423	24,279
Leased	9,766	16,299	17,004

Total	27,358	40,722	41,283

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

As of June 30, 2006, the surface of leased land amounted to 41% of the total sown land.

Wheat seeding takes place from June to September, and harvesting takes place in December and January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Our crop stocks at any given time vary according to market conditions. As of June 30, 2006, our crop stocks amounted to 11,426 tons of wheat, 4,538 tons of corn, 11,662 tons of soybean, 193 tons of sorghum and 479 tons of sunflower, whereas as of June 30, 2005 such stocks consisted in 6,978 tons of wheat, 52,179 tons of corn, 28,555 tons of soybean, 532 tons of sorghum and 1,810 tons of sunflower.

During fiscal year 2006, we have invested approximately Ps 6.8 million in irrigation equipment, machinery and technology application through no tillage sowing.

Beef-Cattle Production

Our cattle beef production involves the breeding and fattening of our own stock. In some cases, if market conditions are favorable, we purchase and fatten cattle which we sell to slaughterhouses and supermarkets.

In addition, as part of our strategy to move along the production chain, during 2003 we started to slaughter our own cattle, after obtaining the appropriate licenses. As of June 2006, the company’s cattle stock amounted 80,669 heads, with a total surface, destined to the activity, of 129,946 hectares.

Beef-cattle production was 9,803 tons, an 8% decrease compared to the previous year. This drop was mainly caused by the effect of droughts on grass availability. Breeding farms were forced to send a part of their stocks to the feedlot to finish it on grains and be able to sell such stocks. Despite this, in the course of fiscal year 2006, fewer cattle stocks were finished in feed-lots than in the previous year.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency in light of the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Management by lot in our pastures is aided by electrical fencing, which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160-kg to 300-kg fattening cycle by grazing in pastures located in our north farmlands where conditions are adequate for initial fattening. Cattle are subsequently fattened until they reach 430 kg in the south farmlands and in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered. Demand and prices for this beef in international markets are higher.

The Company’s cattle breeding activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

The breeding herd reproduction rate, which has improved year after year, recorded satisfactory efficiency levels despite the adverse weather conditions. The work on genetics and handling of herds is expected to result in further improvements in the coming years.

Within the process of de-commoditization and technological innovation, we implemented a self-developed identification and tracing system in compliance with European and the National Service of the Sanitation and Quality for Agricultural Food Products (Servicio Nacional de Sanidad y Calidad Agroalimentaria, or “SENASA”) standards.

With the purpose of distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

Our beef-cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods set forth below, the number of head of beef-cattle for each activity:

	Heads of Beef-Cattle(1) Year ended June 30,
	2004(2)	2005(2)	2006(2)
Breeding	58,092	57,775	63,015
Fattening	39,817	25,816	17,654

Total	97,909	83,591	80,669

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef-cattle from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”

We seek to improve beef-cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD (Foot – and –mouth disease).

Direct costs of beef production are relatively low because the main inputs are seeds for pasture (for instance, alfalfa, oats and barley) and purchases of cattle for fattening purposes.

During the fiscal 2006 year we have invested approximately Ps. 14.6 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk Production

During fiscal year 2006, milk production was 99.5% higher than in the prior fiscal year because of the twelve-month production at the dairy farm recently built at the El Tigre farm. The farm can milk 2,000 cows per day. With a merry-go-round structure, which required a significant investment of Ps 3.9 million, it is one of the largest dairy farms in Argentina.

During fiscal year 2005, milk production was 9% higher than the prior fiscal year since the new dairy farm started operating during the last four months of the fiscal year.

The following table sets forth, for the periods indicated below, the total number of our milking cows, average daily production per cow and our total milk production:

	Milk Production Year Ended June 30,
	2004(1)	2005(1)(2)	2006(1)(2)
Average milking cows	1,000	1,212	2,410
Daily production (liters per cow)	18.4	16.5	16.5
Total production (thousands of liters)	6,731	7,312	14,588

(1)	Does not include production from Agro-Uranga S.A. See “Business—Subsidiaries and Affiliated Companies.”
(2)	Includes production of new dairy farm El Tigre, as from March 1, 2005.

During fiscal year 2004, we devoted 820 hectares and 3,472 heads of cattle to the production of milk. During fiscal year 2005, we had 4,203 heads of cattle on 1,583 hectares involved in the production of milk. As of June 30, 2006, we applied 6,214 heads of cattle on 1,505 hectares to milk production.

Our milk production is based on a herd of top-quality Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 being days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day period following. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 85-90%.

We milk our dairy herd mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade in order to preserve it quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as two feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk heating and cooling. We are currently acquiring dietary supplements for our dairy cows and have invested to increase the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs. Ever since the change of control, we have invested approximately Ps.13.3 million (excluding the amount invested in rebuilding the milk parlor) in equipment, machinery and research, pasture and development with respect to our dairy herd.

Cattle feeding operation

During past years, due to high margins in the agricultural sector, crop production displaced livestock production to marginal areas. Consequently beef production based on traditional pasture has decreased and feed lot production has increased. As an alternative to traditional means of production Argentine producers have started using hostelry services to finish the fattening stage of their cattle. Cactus Argentina S.A., has been a pioneer in this service with a 25,000 head capacity, which depends on the size of the cattle. During fiscal year 2006 the average occupation level reached 61.77%. Such level showed signs of recovery towards the end of the period reaching 79.11%.

The uniformity obtained in the feed lot’s final product has provided buyers a high quality product, enabling an easier commercialization and achieving the higher final sale price. Yearling cattle arrived with an average weight between 250 and 300 kg. and are fattened to reach 430/470 kg. This production is mainly destined to foreign markets, particularly the European Union.

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

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges, such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario, that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef-Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are fixed in the Liniers Market (located on the outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and slaughterhouses establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2005 and 2006, we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

In 2006, our sales amounted to Ps.112.3 million and were made to approximately 200 customers. Sales to our ten largest customers represented approximately 61% of our net sales in 2005 and approximately 69% for the fiscal year ended June 30, 2006. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Quickfood S.A represented, in the aggregate, approximately 48% of our sales for 2006, and the remaining seven customers, in the aggregate, represented approximately 21% of our net sales in the course of that fiscal year. We have signed non-binding letters of intent with some of our largest customers, which allow us to estimate the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. Usually, we sell part of our production in advance, through futures contracts, and we buy and sell options to protect against a drop in prices. Approximately 30% of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize on the fluctuations in the price of commodities. Our largest storage facility, with a 10,000 tons capacity is located in Las Vertientes, close to Río Cuarto, Province of Córdoba.

Beef-Cattle

We primarily sell directly to local meat processors and supermarkets, such as Quick Food S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Swift Armour S.A., Frigorífico Amancay, Supermercados Norte S.A., Ziar S.A. and Arrebeef S.A., at prices based on the price determined at Liniers Market.

We are usually responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw Materials

The current direct cost of our production of grains varies with respect to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive with many of producers. Cresud is one of Argentina’s leading producers, but its overall market share in the country is extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region for the acquisition of supplies and an excess price for our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, becoming active players in the acquisition of farmlands and the leases of sown land, which would add competitors to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) generally take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more successive than seasonal in nature.

However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. As a result, there may be significant variations in results between quarter.

IRSA

From December 2000 to June 2005 and pursuant to our strategy of diversifying our business activities, we made a significant investment in IRSA’s shares. In addition, during November and December 2002, we purchased a total amount of US$ 49.7 million IRSA’s Convertible Notes. Moreover, during July and November 2003, we purchased additional 0.25 million Convertible Notes (for a total amount of US$ 0.4 million) issued by IRSA. As of June 30, 2006, our total investment in IRSA amounted to Ps. 357.4 million. IRSA is one of Argentina’s largest real estate companies in terms of total assets, and is engaged in a range of real estate activities in Argentina. Its principal activities consist of:

•	Office rental with more than 97,070 square meters of premium offices for lease,

•	Operation of Shopping Centers through its 61.5% equity interest in Alto Palermo S.A. (Alto Palermo) (“Alto Palermo”) (Nasdaq: Alto Palermo, BCBA: Alto Palermo). Alto Palermo is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 212,709 square meters of gross leasable area,

•	Sale of residential properties,

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Additionally, IRSA holds property for residential purposes for sale and land reserves for current and future developments in the amount of Ps. 499.5 million. The total consolidated assets of IRSA as of June 30, 2006 amounted to Ps. 2,740.1 million and the shareholders’ equity amounted to Ps. 1,485.8 million.

IRSA has an 11.8% equity interest in Banco Hipotecario, the largest Argentine bank granting mortgages with an equity amounting to Ps. 2,247.6 million.

During fiscal year 2006, all of IRSA’s business units improved their performance considerably, mainly due to strategic decisions in the favorable context of the Argentine economy, which witnessed a recovery of consumption credit, salaries, and investment.

The considerable growth of IRSA is reflected in all its business activities, which boosted the increase in the operating result by 43.5%, from Ps. 141.1 million to Ps. 202.4 million in the fiscal year ended June 30, 2006. In addition, during this fiscal year, the company’s net income amounted to Ps. 96.6 million. Based on this improvement, and as part of its investment strategy, the company carried out acquisitions and developments of several projects for all its activities.

The growth resulted from an increase in the results of operations registered during fiscal year 2006 of Shopping Centers, Hotels, Sales and Developments amounting to 37.0%, 31.5% and 112.7% respectively compared to the results corresponding to the previous fiscal year. Regarding the office rental business, despite a decrease of 9.6% in results of operations, this drop is mainly a consequence of a lower result in operations in real estate holdings and an increase in administrative expenses. However, it is worth mentioning that gross profit for this business unit grew 84.7% due to an increase in revenues, which have proportionately grown more than costs.

As of June 30, 2006, the company owned 116,305,767 IRSA shares, which equals 26.71% of the equity. In addition, the company owned 12,000,000 convertible bonds and 32,958,011 warrants issued by IRSA.

Our investment in IRSA during fiscal year 2006 resulted in a Ps. 23.4 million profit for the company.

During fiscal years 2004, 2005 and 2006, we invested in shares of IRSA a total amount of Ps. 29.3 million, Ps. 34.4 million (including Ps. 14.8 resulting from the conversion of US$ 5.0 million of IRSA’s Convertible Notes) and Ps. 66.3 million (including Ps. 66.3 resulting from the conversion of US$ 20.9 million of IRSA’s Convertible Notes) respectively. As of June 30, 2004 our investment in IRSA had increased to 25.4% of its outstanding shares. As of June 30, 2005 our investment in IRSA had decreased to 21.8% of its outstanding shares. As of June 30, 2006 our investment in IRSA had increased to 26.7% of its outstanding shares. Our total investment in IRSA, considering our interest in its common shares and Convertible Notes, amounted to 41.05% of our consolidated assets. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders.

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of June 30, 2006:

Subsidiaries	Effective Ownership Percentage	Property/Activity
Inversiones Ganaderas S.A.	99.99%	This company owns two farms located in the Province of Catamarca: Tali Sumaj and El Recreo.

Subsidiaries	Effective Ownership Percentage	Property/Activity
Agropecuaria Cervera S.A.	99.99%	This company has the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project in various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities.

Cactus Argentina S.A.	50.00%	This company represents our strategic alliance with Cactus Feeders Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef-cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%	An agriculture, dairy and beef-cattle company which owns two farms (Las Playas and San Nicolás) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,642 beef-cattle head.

Futuros y Opciones.Com S.A.	70.00%	A leading agricultural site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef-cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	26.71%	It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	7.31%	The Company will be mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

IRSA. During the fiscal year ended June 30, 2004, we acquired 6,050,983 additional shares, for a total consideration of Ps. 14.6 million. In addition, in May 2004, we have decided to convert 5.0 million aggregate principal amount of IRSA’s Convertible Notes in exchange for 9,174,311 shares. During the fiscal year ended June 30, 2005, we acquired 5,426,229 additional shares, for a total consideration of Ps. 16.5 million. On September 30, 2004, Cresud exercised 5.0 million of its IRSA warrants for 9,174,311 ordinary shares of IRSA’s stock at a total cost of US$ 6.0 million. During the fiscal year ended June 30, 2006, we acquired 2,561 additional shares, for a total consideration of Ps. 0.01 million. On February 28, 2006 and June 30, 2006, Cresud exercised 5.0 and 16.0 million respectively of its IRSA’s Convertible Notes in exchange for 9,174,311 and 29,280,754 ordinary shares respectively.

As of June 30, 2006, the Company owned 116,305,767 IRSA shares, equivalent to 26.71% of the equity. Our investment in IRSA during fiscal year 2006 resulted in a Ps. 21.4 million profit for the Company.

Futuros y Opciones.Com S.A. In May 2000, we acquired 70% of the shares and an irrevocable purchase option for the remainder of the shares of Futuros y Opciones.Com S.A. for Ps. 3.5 million. We made additional capital contributions for Ps. 3.0 million for prospective developments. As of June 30, 2001 we had provided capital contributions amounting to Ps. 2.1 million. On April 16, 2002 an agreement was signed whereby Cresud completed the abovementioned contribution. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com S.A. has launched its e-commerce strategy in

March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The results of Futuros y Opciones.Com S.A. have been included in our consolidated statement of income from the date of acquisition through June 30, 2006.

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

As a result of such capital increase, Cresud’s investment has increased by Ps.0.6 million. This effect has been recognized in the additional paid-in capital account, pursuant to section 33 of the Argentine Corporation Law No. 19,550 under the Shareholders’ Equity section.

As of June 30, 2006, the company showed an increase of over 97% in its revenues as compared to the previous fiscal year and a 202% growth in the crop brokerage invoicing segment. In addition, the Company posted growth by 100% in the volume of deals closed as compared to the previous fiscal year, though 35% of these were pending settlement at the close of this fiscal year.

Despite the dramatic drop in the country’s crop production, the increase in our customers’ ton volume was 50% higher than forecasted in the business plan prepared at the beginning of the fiscal year. This growth resulted from the addition of approximately 150 new customer accounts and the development of new business modalities.

The portal keeps consolidating as the leading site for the agricultural and cattle-beef sector. Various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and cattle-beef activities. Currently, the site has an average of 13,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

For the coming year, the Company expects to maintain its high growth rate. The objective of fyo.com is to become one of the five largest brokers in Argentina in a period of three years.

With regard to new businesses, we expect to offer our customers the possibility of trading futures and options in the Chicago and Rosario Futures Market in the current fiscal year. We also plan to improve financial services to customers through partnerships with banks, purchaser credits and our own funds.

Cactus Argentina S.A. is a joint venture operation between the Company and Cactus Feeders Inc., one of the largest feed lot companies in the United States. The site is located in Villa Mercedes, in the Province of San Luis and covers 170 hectares. The feed lot began to operate in September 1999.

The Company has a 50% interest in the joint venture and exercises joint control. Effective July 1, 2004, the Company adopted Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), which among other things, requires for proportionate consolidation where effective joint control is exercised. Accordingly, these financial statements reflect the Company’s pro-rata equity interest in the joint venture on a line-by-line basis.

During past years, due to high margins in the agricultural sector, crop production displaced livestock production to marginal areas. Consequently beef production based on traditional pasture has decreased and feed lot production has increased. As an alternative to traditional means of production Argentine producers have started using hostelry services to finish the fattening stage of their cattle. Cactus Argentina S.A., has been a pioneer in this service with a 25,000 head capacity, which depends on the size of the cattle. During fiscal year 2006 the average occupation level reached 61.77%. Such level showed signs of recovery towards the end of the period reaching 79.11%.

The obtained in the feed lot’s final product has provided buyers a high quality product, enabling easier commercialization and achieving higher final sale price. Yearling cattle arrived with an average weight between 250 and 300 kg. and are fattened to reach 430/470 kg. This production is mainly destined to foreign markets, particularly the European Union.

During fiscal year 2006, Cactus Argentina recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle.

Given that the conditions prevailing were favorable, Cactus held approximately 3,000 head of its own stock. While external markets were open, huge quantities of beef were exported. Starting in March, the only alternative channel for sales was the domestic market, which was stable for a time but then dropped as a result of the large supply of beef.

In spite of the scarce harvest of corn at the national level, there was not a major increase in the price of inputs related to animal foodstuff. The demand for corn was lower than expected in the cattle-beef sector basically because agricultural and livestock policies did not show a favorable outlook for investments.

With regards to customers, Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

Cactus has acquired a reputation in the market as a producer of high-quality and consistent beef. Several slaughterhouses and some supermarket chains are starting to analyze the possibility of having their own stock of cattle finished through feed-lot fattening.

In spite of posting an average occupancy of 15,500 head on a constant basis, which represents a drop compared to the stocks for the prior year because the weight of the fattened animals was higher and the consumption of foodstuff is higher, the profitability of the business was very good.

Cactus obtained major benefits during this exercise, net income for the year was Ps. 0.19. Cactus liquidity is high and it has no indebtedness to banks. As a consequence, it may obtain top quality supplies at highly competitive prices.

Cactus Argentina’s financial position is very robust. Therefore, the stock of cattle expected to be held during 2006/2007 is higher and more consistent. Expectations for next year are positive as the purchase values are attractive and cattle policies are expected to be more favorable to the sector.

Agropecuaria Cervera S.A. On December 27, 2005, Cresud and its controlled company IGSA acquired 100% of the shares in Agropecuaria Cervera S.A. (ACER) pursuant to a barter agreement. Agropecuaria Cervera S.A. has, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 160,000 hectares for 64 years (initially 35 years with an option to 29 additional years). Under the concession there is a new project to assign 35,000 hectares to agriculture and it has progressed about 10% at the end of the year.

In consideration for this barter, Cresud transferred 3.6 million of Corporate Bonds convertible into common shares issued by IRSA Inversiones y Representaciones S.A. and paid Ps 0.96 million, while IGSA paid Ps 0.1 million and U$S 0.7 million.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas was created in September 2005 in order to expand Cresud`s business to Brazil. BrasilAgro will be engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities (iv) livestock.

BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company incorporated under the laws of the State of Delaware, U.S., wholly owned by Mr. Elie Horn, who is the controlling shareholder and chief executive officer of Cyrela Brazil Realty, S.A. Tarpon is an independent Brazilian asset manager engaged in management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon’s shareholders and certain of its affiliates. Agro Investment and Agro Managers are companies incorporated under the laws of Argentina, owned directly or indirectly by certain officers, directors, employees and shareholders of Cresud and its affiliates.

Part of the knowledge and experience required to implement BrasilAgro`s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company. BrasilAgro`s advisory company is 50% owned by Tarpon BR, 37.5% owned by Consultores Asset Management, a company controlled by Mr. Eduardo Elsztain and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

Cresud entered into a shareholder agreement with Mr. Elie Horn and Tarpon stipulating, among other things, that both parties should have a joint vote at shareholders’ meetings and that both parties have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. Cresud, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares started being listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3, meeting Brazil’s highest Corporate Governance standards.

The shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts abroad in full conformity with the U.S. Securities Act of 1933 and other applicable regulations set forth by the Securities and Exchange Commission.

The amount originally offered amounted to Reais 432 million, equivalent to 432,000 book-entries, common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issuance by 20% and the investment bank Credit Suisse had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Credit Suisse exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds originally contributed, Cresud contributed Reais 42.4 million (approximately US$ 20.6 million) during the offer. Following such contribution, Cresud now holds a total amount of 42,705 shares, equivalent to 7.3% of BrasilAgro’s capital.

As compensation for having founded BrasilAgro, Cresud received, at no cost, 104,902 warrants to subscribe additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 1,000, adjusted by the IPCA inflation index. Should it decide to exercise such warrants, Cresud might acquire 59,850 additional shares, thereby holding 14.1% of BrasilAgro’s diluted capital stock. One third of these warrants may be exercised starting the first anniversary of the placement; another third may be exercised starting the second anniversary and the balance starting the third anniversary.

In addition, Cresud received, at no cost, a second series of warrants for a total of 104,902, which may only be exercised at Cresud’s discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the purchase price of the tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

In order to finance the investment in Brazil, on May 2, 2006, Cresud obtained a US$ 8 million loan from Credit Suisse, for a term of 30 months, accruing interest at the 3-month LIBOR rate plus 375 basis points. The loan mentioned has been initially secured through a repo transaction with IRSA’s Convertible Notes for a total of US$ 10 million, which were subsequently replaced by 1,834,860 IRSA’s ADRs, plus a US$-denominated amount that fluctuates in accordance with the price of IRSA’s share. Accordingly, as of June 30, 2006, we had deposited US$ 1.4 million. Additionally, to complete its investment, Cresud used short-term loans and its own funds.

As of June 30, 2006, BrasilAgro had not booked any amount whatsoever to reflect the holdings of such warrants.

D. PROPERTY, PLANT AND EQUIPMENT

Overview of Properties

In December 2003, we started to sublease our headquarters from Inversora Bolívar S.A., a subsidiary of IRSA.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Owned Farms at June 30, 2006
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Million of Ps.)(1)	Encumbrances (Million of Ps.)
La Adela	Buenos Aires	1,054	Original	Crop	8.5	—
La Juanita	Buenos Aires	4,302	Jan. ‘96	Crop/Milk	11.2	—
San Pedro	Entre Ríos	6,022	Sep.’05	Crop/Beef-Cattle	46.3	Mortgage 7.7
Las Vertientes	Córdoba	4	-	Silo	0.7	—
La Esmeralda	Santa Fe	11,841	Jun. ‘98	Crop/Beef-Cattle	12.6	—
La Suiza	Chaco	41,993	Jun. ‘98	Beef-Cattle	27.7	—
Tapenagá	Chaco	20,833	Aug. ‘97/Sept. ‘97	Beef-Cattle	6.3	—
Santa Bárbara/Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation	20.3	—
Cactus (2)	San Luis	85	Dec. ‘97	Feed lot	2.3	—
Tali Sumaj / El Recreo(3)	Catamarca	26,972	May. ‘95	Beef Cattle/Natural Woodlands	5.9	—
Los Pozos	Salta	262,000	May ‘95	Beef Cattle/Crop/ Natural Woodlands	30.3	—
El Invierno	La Pampa	1,946	Jun. ‘05	Crop	9.2	—
San Nicolás/Las Playas(4)	Sta.Fe/Cba.	2,965	May. ‘97	Crop/Beef-Cattle	12.7	—
El Tigre	La Pampa	8,360	Apr.’03	Crop/Milk	33.0	—

Total		395,429			227.0	—

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 50.0% interest in Cactus Argentina S.A.
(3)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(4)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

Farms

As of June 30, 2006, we owned, together with our subsidiaries, 17 farms, with a total surface area of 395,429 hectares. Two of them are located in Buenos Aires, two in the Province of Santa Fe, two in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, two in the Province of La Pampa, one in the Province of Salta and one in the province of Entre Ríos.

La Adela. Located 60 kilometers Northwest of Buenos Aires, La Aldea is one of our original farms. In December 2001, La Adela’s dairy parlor was closed down. Its total surface area is used for agricultural purposes. During this fiscal year ended June 30, 2006, 819 hectares were used for wheat, corn and soybean crops for high-yielding grain production. In March, 2005, 72 hectares were bought and added to the existing 982 hectares.

La Juanita. La Juanita, located 440 kilometers Southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2006, 2,943 head of cattle were grazing in 716 hectares of sown and natural pastures, and 1,714 hectares were used in the production of grains. This farm produced 6.8 million liters of milk during the fiscal year ended June 30, 2006, with an average of 1,050 dairy cows being milked and 17.76 liters per cow per day.

El Recreo. Weather conditions in the El Recreo farm, located 970 kilometers Northwest of Buenos Aires and acquired in May 1995, are similar to the Tali Sumaj farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as productive reserves. On July 29, 2003, Inversiones Ganaderas S.A. sold, three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares to Las Rejas S.A. for US$ 0.43 million, which was completely paid off by the time the deed was executed. This sale yielded a profit of Ps. 0.58 million.

Tali Sumaj. The Tali Sumaj farm, located 1,000 kilometers Northwest of Buenos Aires, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2006, Tali Sumaj had 3,316 cattle head in approximately 12,700 hectares of pasture. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The Los Pozos farm, located 1,600 kilometers Northwest of Buenos Aires and acquired in May 1995, is located in a semi-arid area with average rainfall of 500 mm, predominantly summer rainfall. The area is naturally suited to cattle raising and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For this fiscal year ended June 30, 2006, we used 1,300 hectares in agricultural production. We completed the development of tropical pastures in approximately 20,500 hectares. As of June 30, 2006, there were 23,108 head of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg.

San Nicolás. The San Nicolás farm is a 4,005-hectare farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers away from the Port of Rosario. As of June 30, 2006, approximately 5,736 hectares were in use, including double crops, for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The Las Playas farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used for agricultural and milk purposes. As of June 30, 2006, the farm had 540 hectares of pasture used for milk production, and a sown surface area of 6,192 hectares including double crops, for grain production.

Tapenagá. This farm, with a surface area of 20,833 hectares is located in Cote Lai, in the Southern part of the Province of Chaco. The farm is located along provincial route No. 89, 75 km West of Resistencia. This farm is mainly devoted to cattle raising with low production costs. As of June 30, 2006, the farm had 8,464 head of cattle.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, Province of San Luis. In contrast to other areas in the province, this valley has a high quality underground aquifer, which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of 2005/2006, a total of 475 hectares was sown under contractual arrangement with seed producers and leases to third parties of 1,373 hectares. Commodities were also sown.

La Suiza. La Suiza has a surface area of 41,993 hectares and it is located in Villa Ángela, Province of Chaco. It has outstanding cattle raising potential and it is used in cattle raising. La Suiza may host over 30,000 cattle head. As of June 30, 2006, La Suiza had a stock of approximately 23,011 head.

La Esmeralda. La Esmeralda has a surface area of 11,841 hectares, and it is located in Ceres, Province of Santa Fe. This farm, acquired in June 1998 has potential for both agricultural production and cattle raising. During the 2005/2006 farm season, a total area of 1,710 hectares was used for production of corn, sunflower and sorghum. We also leased 3,103 hectares to third parties leased for grain production. As of June 30, 2005, La Esmeralda had 9,211 head in 6,577 hectares and as of June 30,

2006, has 10,101 head in 6,754 hectares. The objective to enhance cattle raising efficiency and increase the surface area devoted to agriculture.

El Tigre El Tigre was acquired on April 30, 2003, with a surface area of 8,360 hectares and is located in Trenel, Province of La Pampa. As of June 2006, 6,335 hectares were devoted to agriculture production. This farm produced 7.8 million liters of milk in the twelve-month period ended June 30, 2006, with 1,360 cows being milked and 15.6 liters a day per cow.

El Invierno. The El Invierno farm was acquired on June 24, 2005 with a surface area of 1,946 hectares and is located in Rancul, Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2006, the land used was entirely for agricultural production.

San Pedro. The farm in San Pedro was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, 305 kilometers north of the province of Buenos Aires. During the fiscal year ended June 30, 2006, 1,100 hectares were destined to the livestock activity and 335 hectares to agricultural production.

Silos

As of June 30, 2006, we had an approximate storage capacity of 15,341 tons (including 35.723% of the 14,950 tons available at Agro-Uranga S.A.).

The following table sets forth, for the periods indicated, our storage facilities:

	Storage Capacity
	Year ended June 30,
	2004	2005	2006
	(in tons)	(in tons)	(in tons)
San Enrique	660	660	—
El Gualicho	2,000	2,000	—
Las Vertientes	10,000	10,000	10,000
San Nicolás(1)	5,341	5,341	5,341

Total	18,001	18,001	15,341

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

Item 4A. Unresolved Staff Comments.

This section is not applicable.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years .2006, 2005 and 2004 relate to the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

We maintain our financial books and records in Pesos. Except as discussed in the following paragraph, we prepare our financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See Note 17 to our financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

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

Discussion of Critical Accounting Policies

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	investments in affiliates;

•	impairment of long-lived assets;

•	intangible assets – concession rights;

•	derivative instruments; and

•	deferred income tax.

Investments in affiliates

We use the equity method of accounting for investments in affiliates in which we have significant influence. Critical accounting policies of these affiliates include provision for allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income tax and asset tax credits. As of June 30, 2006, investments in affiliates were Ps. 357.5 million representing 41.0% of our total assets.

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

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

Intangible assets – concession rights

The concession received (a higher value paid) for the acquisition of the subsidiary Agropecuaria Cervera S.A. (ACER) has been valued at cost, which was calculated as the difference between the prices paid for that investment and the estimated current value of the assets added. Amortization of the ACER concession fee will be calculated over the life of the project, which was set at 35 years, with an option to extend it for an additional 29-year period. The concession fee of the project will be amortized as from its start-up.

The allocation of the purchase price to the fair value of concession rights acquired was completed in this fiscal year and resulted in recognition of intangible assets of approximately Ps. 23.6 million.

These intangibles will be amortized as from its start-up, estimated in 35 years, with an option to extend it for an additional 29-year period, over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its discounted future cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their estimated remaining useful lives. Impairment testing is performed in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Impairment testing is conducted at the operating segment level of the Corporation’s businesses and is based on a discounted cash flow approach to determine the fair value of each operating segment. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested. If the carrying amount of an operating segment that contains goodwill exceeds fair value, a possible impairment would be indicated. If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the carrying amount of the net assets of the unit excluding goodwill to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions and other external events may require more frequent assessments. The Corporation’s annual goodwill impairment testing has been completed and it has been determined that none is impaired.

Derivative Instruments

All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. Additionally in accordance with the definition described in paragraph 9(a) of the FASB 115, the Company determined that Brasilagro Warrants were not derivative instruments based on the definition of “Delivery of assets that are readily convertible to cash” because the security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume.

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

On December 29, 2005, through Resolutions 485 and 487, the National Securities Commission (CNV) adopted with certain changes the standards of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, or “CPCECABA”. The standards adopted will become effective for the Company on July 1, 2006 (date of beginning of the next fiscal period). The principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company´s criteria. The adjustment for inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company has decided to maintain this accounting criteria.

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

o) Minority interest;

p) Investments in Cactus.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to our consolidated financial statements.

Net income under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 was approximately Ps. 32.9 million, Ps. 76.8 million and Ps.32.1 million, respectively, as compared to approximately Ps. 27.5 million, Ps. 86.7 million and Ps. 3.3 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2005, was Ps. 632.5 million and Ps. 523.0 million, respectively, as compared to Ps. 614 million and Ps. 425.9 million, respectively, under U.S. GAAP.

Effects of Devaluation and Economic Crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply. However, during 2003, certain signs of economic recovery appeared and have continued during 2004, 2005 and 2006.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to

2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003, the economy began to recover, closing the year with year-onyear growth of 11.7%. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003 and during 2005 the economy also expanded strongly at a rate of 9.2%.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later President Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse effect on our financial position and the results of our operations in fiscal year 2002 mainly through its effects in IRSA, which was partially offset during fiscal year 2004, 2005 and 2006.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of external debt. The official offer for the sovereign debt exchange obtained very good results and was supported by 76.07% of its creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries. This significant achievement represented an opportunity for the country to recover reliability internationally and gave way to an economic context of higher feasibility. On the other hand, in February 2006, the government paid the total debt to the International Monetary Fund (“IMF”) through the payment of US$ 9.530 million, reducing significantly the sovereing debt of the country.

This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility, which in turn will encourage the concretion of future investments.

Effects of inflation

The Argentine Peso devaluation by the Executive Power carries the risk of a significant inflation increase.

The following are annual inflation rates that reflect the variation with respect to the same month of the previous year published by the Argentine Ministry of Economy:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%
2006	11.0%	12.2%

The inflationary risk increase may erode macroeconomic stability currently attained, which would negatively affect the development of our operations.

Retail prices accumulated a significant increase during 2005, which turned inflation into one of the main issues. In order to limit inflation, the government intervened through trade agreements, with negotiations in the foods and textiles sector stand out. In this way, the CPI accumulated increase for the first semester of 2006 accounted for 4.9% and 5.1% for the Wholesale Price Index (“IPIM”), thus showing signs of desacceleration in the price increase for the rest of calendar year 2006.

Operating Results

Fiscal year ended June 30, 2006 compared to the fiscal year ended June 30, 2005

Sales

Sales reached Ps. 112.3 million, 43.7% higher than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller livestock sales.

Crops. Sales of grains increased by 99.6%, from Ps. 30.9 million in fiscal year 2005 to Ps. 61.7 million in fiscal year 2006. The 86.2% increase in the volume of sales, from 88,123 tons to 164,104 tons, was accompanied by a 7.2% increase in unit price in fiscal year 2006 compared to the price for fiscal year 2005. Average price per ton sold was Ps. 376 compared to Ps. 351 in the prior fiscal year. The production of grains decreased by 28.7%, from 149,785 tons in fiscal year 2005 to 106,867 tons in fiscal year 2006 (the production of sunflower increased by 45.3% and wheat, corn and soybean increased by 8.1%, 52% and 12.2%, respectively). The total sown surface area increased from 36,293 hectares in fiscal year 2005 to 37,022 in fiscal year 2006. The leased sown surface area increased from 16,299 hectares in fiscal year 2005 to 17,004 hectares in fiscal year 2006 and the Company’s own sown surface area increased 19,994 hectares in fiscal year 2005 to 20,018 hectares in fiscal year 2006.

Beef Cattle. Sales of beef cattle decreased by 8.5%, from Ps. 36.8 million in fiscal year 2005 to Ps 33.7 million in fiscal year 2006. The 17.0% decrease in the volume of sales was offset by a 10.3% increase in the price per ton sold. The volume of sales decreased from 17,783 tons to 14,762 tons, whilst the sales price increased from Ps. 2.07 per kilogram in fiscal year 2005 to Ps. 2.28 per kilogram in fiscal year 2006. Average cattle stock decreased from 96,231 in fiscal year 2005 to 91,500 in fiscal year 2006 and the total production of beef cattle decreased by 8.0%, from 10,657 tons in fiscal year 2005 to 9,803 tons in fiscal year 2006. This decline was caused by the drought that affected the supply of grazing land where we produce meat at a lower price, as well as a smaller number of cattle head finished in feedlots. The number of our own hectares used in the production of beef cattle decreased from 126,879 hectares in fiscal year 2005 to 97,299 hectares in fiscal year 2006. This decrease was caused by the sale of the Ñacurutú and El Gualicho farmlands, partially offset by acquisition of San Pedro farmlands and the shift of hectares from land reserve to cattle raising in the Los Pozos farmlands.

Milk. Sales of milk increased by 127.9%, from Ps. 3.5 million in fiscal year 2005 to Ps. 7.9 million in fiscal year 2006 mainly due to a 99.5% rise in production volume, 7.3 million liters in fiscal year 2005 to 14.6 million liters in fiscal year 2006, mainly from the incorporation of our milk parlor in El Tigre farm and to a lesser extent, by a change in the feed system as a result of the drought. Price levels increased by 14.2% from Ps. 474 per thousand liters of milk in the past fiscal year to Ps 541 per thousand liters of milk in fiscal year 2006. On March 1, 2005 we opened a large-scale milk parlor in El Tigre farm equipped with cutting edge technology. We increased production capacity to 36,000 liters a day. We project this business to post higher yields than the agricultural business. On March 1, 2005, the investment made in this milk parlor amounted to approximately U$S 1.0 million.

Feed lot. Revenues from this segment increased 27.8%, from Ps. 2.1 million in 2005 to Ps. 2.7 million in fiscal year 2006. This resulted mainly from producer’s use of heavier livestock during 2006, which required greater volumes of feed rations, taking into account that the levels of feed lot occupation were slightly lower with respect to the past fiscal year. As a result of the above, there was a lower utilization rate, from an average of 16,300 heads during 2005 to 15,400 heads during 2006.

Others. Sales increased by 30.7% from Ps. 4.9 million in fiscal year 2005 to Ps. 6.4 million in fiscal year 2006 mainly due to an increase in from Futuros y Opciones.com and form third party revenues and leases of farms. Revenues from leases to third parties are connected to irrigation services to third parties. The leases increased due to a greater surface area used in this activity. Leasing prices continue to be attractive.

Cost of sales

Cost of sales increased by 54.7% from Ps. 59.7 million in fiscal year 2005 to Ps. 92.3 million in fiscal year 2006. Cost of sales as a percentage of net sales increased from 76.3% in fiscal year 2005 to 82.2% in fiscal year 2006.

Crops. The cost of sales of grains increased from Ps. 21.3 million in fiscal year 2005 to Ps. 50.6 million in fiscal year 2006. This rise is attributable mainly to a larger sales volume coupled with an increase in the level of average commodities prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2006. The cost of grain sales as a percentage of overall sales increased by 69.0% to 82.1% in fiscal year 2006. Direct costs per produced ton were greater in fiscal year 2006 due to the level of crops production, which as a result of the drought, was lower with respect to the past fiscal year. The production costs per produced ton increased to Ps. 345 in fiscal year 2006 from Ps. 225 in fiscal year 2005.

Beef cattle. Cost of sales for beef cattle decreased by 4.2% from Ps. 32.8 million in fiscal year 2005 to Ps. 31.4 million in fiscal year 2006. This decrease mainly corresponds to a lower volume of meat sales, an 8% decrease in beef cattle production with respect to the past fiscal year as a consequence of the drought that affected cattle raising areas in the country, and to the effect of a lower quantity of beef cattle finished in the feedlot, offset to a smaller extent by higher average cattle prices over a lower position of stock at the end of this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 89.1% in fiscal year 2005 to 93.3% in fiscal year 2006. The cost for each ton sold also increased from Ps. 1,846 in fiscal year 2005 to Ps. 2,130 in fiscal year 2006.

Milk. The cost of sales of milk increased by 179.0% from Ps. 2.1 million in fiscal year 2005 to Ps. 5.8 million in fiscal year 2006. This increase is attributable to increased milk production and sales in this fiscal year, the positive effect resulting from the reclassification of dairy cattle in the previous fiscal year, and with the negative impact of larger supplementary feeding costs due to the drought that took place during this fiscal year. Another factor that led to the rise in costs this year was the increase in costs for the incorporation of the milk parlor of El Tigre farm, which generated revenue only in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps. 286 in fiscal year 2005 to Ps. 401 in fiscal year 2006.

Feed lot. The cost of feed lot sales increased by 24.9%, from Ps. 1.9 million in 2005 to Ps. 2.3 million in fiscal year 2006. The increase corresponds to greater volumes of feeding rations resulting from the acquisition of stock of greater weight, which required an increase in feeding costs. The feed ration price per ton increased approximately 8.5%, from Ps. 191 in fiscal year 2005 to Ps. 207 in fiscal year 2006, because of a corn price increase during this year. The cost of feed lot services as a percentage of total sales decreased from 87.1% in fiscal year 2005 to 85.2% in fiscal year 2006.

Others. Costs increased by 35.4% from Ps. 1.6 million in fiscal year 2005 to Ps. 2.1 million in fiscal year 2006 mainly due to higher costs related to Futuros y Opciones.com.

Gross Profit

As a result of the factors mentioned, gross profit amounted to Ps. 20.0 million in fiscal year 2006 compared to a Ps. 18.5 million profit recorded in fiscal year 2005.

Selling Expenses

Selling expenses increased from Ps 6.6 million in fiscal year 2005 to Ps. 10.1 million in fiscal year 2006. Selling expenses in agricultural activities represented 85.8% of total selling expenses, selling expenses in cattle raising activities represented 10.2% and the remaining 3.9% corresponds to the other activities. Selling expenses in grains as a percentage of sales decreased to 14.1% in fiscal year 2006 with respect to 15.3% in fiscal year 2005. Selling expenses by ton of grains sold slightly decreased compared to those of the prior fiscal year amounting to Ps. 53 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 4.0% in fiscal year 2005 to 3.1% in fiscal year 2006 due to an improvement in our business deals with customers.

Sales of milk do not generate selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 59.0% from Ps. 7.3 million in fiscal year 2005 to Ps. 11.6 million in fiscal year 2006, mainly due to the increase in salaries, social contributions, fees for services, taxes, rates and contributions, and office expenses. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management.

Net gain on sale of farms

The sale of fixed assets amounted to Ps. 9.9 million in fiscal year 2006 and Ps. 20.0 million in fiscal year 2005, due to the sale of the following:

- During fiscal year 2006

On February 24, 2005, the bill of sale for the farm El Gualicho of 5,727 hectares, located in General Roca and Presidente Roque Sáenz Peña, province of Córdoba was signed. The agreed price was US$ 5.7 million. The title deed was executed on July 25, 2005 and the sale generated income in the amount of Ps. 9.9 million.

- During fiscal year 2005

On February 1, 2005 deeds were executed for the sale of Ñacurutú, with a surface area of 30,350 hectares, located in the departments of General Obligado and Vera, Province of Santa Fé. The agreed price was US$ 5.6 million. The gain on this sale amounted to Ps. 7.6 million.

On June 8, 2005 a deed was executed for the sale of San Enrique, with a surface area of 977 hectares, located in the department of General López, Province of Santa Fé. The agreed price was US$5.0 million and the gain made on the sale amounted to Ps. 12.3 million.

On June 29, 2005 a bill of sale was signed with respect to a share of the farm located in El Recreo, Province of Catamarca, where two hectares were sold for US$ 20,000. The gain on the sale amounted to Ps. 0.1 million.

Gain from inventory holding

The gain from holdings amounted to Ps. 2.8 million in fiscal year 2006, compared to Ps. 11.6 million in fiscal year 2005. This decrease reflects the profit from cattle holdings based on the increase in real prices during fiscal year 2006.

Operating Income

Given the factors described above, the operating income amounted to Ps. 11.1 million in fiscal year 2006 compared to Ps. 36.3 million recorded in fiscal year 2005. The operating margin was 9.9% in fiscal year 2006 and 46.4% in fiscal year 2005.

Net Financial results

Net financial results amounted to a gain of Ps. 12.4 million in fiscal year 2006 and a gain of Ps. 63.8 million for fiscal year 2005. The difference between both years is mainly attributable to an increase in the sale of corporate notes bought from IRSA during fiscal year 2005 compared to fiscal year 2006 and, to a lesser extent to the net effect of exchange losses and interests.

Financial results are broken down as follows: (i) a gain of Ps. 14.9 million on the sale of corporate bonds acquired from IRSA; (ii) a gain of Ps. 2.2 million resulting from net exchange rate differences; (iii) a loss of Ps. 2.2 million attributable to the financial transactions tax; (iv) a loss of Ps. 2.5 million resulting from interest and others.

Income from related companies

The income on equity investments decreased by 21.2% from a gain of Ps. 28.1 million in fiscal year 2005 to a gain of Ps. 22.1 million in fiscal year 2006. The 2006 gain resulted mainly from the net income of IRSA which amounted to Ps. 23.4 million, the gain from our interest in Agro Uranga S.A. of Ps. 1.2 million, and a loss of Ps. 2.5 million from our interest in BrasilAgro.

Other income and expenses, net

In 2006, the item Other income and expenses, net amounted to a loss of Ps. 3.4 million compared to a loss of Ps. 5.1 million in fiscal 2005, mainly due to a minor negative effect of the Ps. 1.4 million shareholders personal assets tax that was incurred by the Company this fiscal year.

Management Fee

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 3.8 million and Ps. 8.5 million in the fiscal years 2006 and 2005, respectively.

Income tax expense

Income tax expenses decreased from Ps. 37.8 million in fiscal year 2005 to Ps. 5.4 million in fiscal year 2006. The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

A third party negative interest amounting to Ps. 0.1 million was recorded during fiscal year 2006 to show the minority interest in Futuros y Opciones.com S.A. results.

Net Income

Given the factors described above, the net income decreased from a Ps. 76.8 million for fiscal year 2005 to Ps. 32.9 million for fiscal year 2006. The net margin, computed as net income over total sales amounted to 29.3% for fiscal year 2006 and 98.2% for fiscal year 2005.

B. LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources include our cash and cash equivalent, proceeds from operating activities, sales of real estate investments, bank borrowing, long-term debt and capital financing.

The table below shows, for the periods indicated, our cash flows:

	As of end for the year ended June 30,
	2006	2005	2004
	(Million of Pesos)
Net cash (used in) provided by operating activities	(21.5)	(10.1)	(0.3)
Net cash provided by financing activities	92.3	1.7	16.7
Net cash provided by (used in) investing activities	(110.9)	62.7	(25.1)
Net increase (decrease) in cash and cash equivalents	(40.1)	54.3	(8.7)

As of June, 2006, we had cash and cash equivalents totaling Ps. 27.4 million, a decrease from the Ps.67.5 million balance held as of June 30, 2005. This decrease was primarily due to the acquisition and improvement of fixed assets for Ps. 55.8 million, an increase in investments in related companies for Ps. 64.6 million, cash outflows used in operating activities for Ps. 21.5 million and dividend payments of Ps. 10 million partially, offset by the proceeds from the exercise of warrants for Ps. 53.6 million and the net proceeds from short-term and long-term debt for Ps. 65 million.

As of June, 2005, we had cash and cash equivalents totaling Ps. 67.5 million, an increase from the Ps. 13.1 million balance held as of June 30, 2004. This increase resulted primarily from the proceeds from sale of convertible notes for Ps. 93.5 million, from the sale of farms for Ps. 28.5 million and proceeds from the exercise of warrants for Ps. 10.9, which were partially offset by cash outflows used in operating activities for Ps. 10.1 million, an increase in interest in a related company for Ps. 34.4 million, and acquisition and upgrading of fixed assets for Ps. 26.0 million and payments of short-term debt.

Net Cash (Used in) Provided by Operating Activities

Net cash used in operations increased from Ps. 10.1 million in fiscal year 2005 to Ps. 21.4 million in fiscal year 2006. The increase in net cash used in operations activities was primarily due to the increase in other receivables, in trade accounts payable and in social security payable, charges, taxes payable and advances to customers for Ps. 40.3 million, which were partially offset by a decrease in current investments of Ps. 3.2 million in fiscal year 2005 as compared to fiscal year 2006. Our operating activities resulted in net cash outflows of Ps. 21.5 million for fiscal year 2006, essentially due to a decrease in current investments, inventories other debts and dividends collect of Ps. 21.8 million that was offset by an increase in trade accounts receivable, other receivables, taxes payable, and advances to customers amounting to Ps. 51.5 million.

Net cash used in operations increased from Ps. 0.3 million in fiscal year 2004 to Ps. 10.1 million in fiscal year 2005. Our operating activities resulted in net cash inflows of Ps. 10.1 million for fiscal year 2005 essentially due to a decrease in current investments through the collection of interest of Convertible Notes, an increase in trade accounts payable and in dividends collected an operating gain of Ps. 6.3 million totaling Ps. 14.6 million which were offset by an increase in trade accounts receivable, other receivables, inventories, in social securities, charges, taxes payable and an increase in other liabilities payable for Ps. 24.7 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities decreased from Ps. 62.7 million in fiscal year 2005 to a net cash out-flows of Ps. 111.0 million in fiscal year 2006. Our investing activities resulted in net cash outflow of Ps. 111.0 million in fiscal year 2006 mainly due to investments in related companies of Ps. 64.6 million and the acquisition and upgrading of fixed assets for Ps. 55.8 million partially offset by the sale of fixed assets for Ps. 5.6 million and collection of secured receivables from sale of farms for Ps. 5.7 million.

Net cash used in investing activities increased from a net use of Ps. 25.1 million in fiscal year 2004 to a net cash inflows of Ps. 62.7 million in fiscal year 2005. Our investing activities resulted in net cash inflows for Ps. 62.7 million in fiscal year 2005 mainly due to our sale of IRSA´s convertible notes for Ps. 93.5 million, the collection of receivables related to the sale of fixed assets for Ps. 1.1 million and from the sale of fixed assets for Ps. 28.5 million partially offset by the acquisition and upgrading of fixed assets for Ps. 26.0 million and the increase of our investment in IRSA for Ps. 34.4 million.

Net Cash Provided by (Used in) Financing Activities

Net cash provided from financing activities increased from Ps. 1.7 million in fiscal year 2005 to Ps. 92.3 million in fiscal year 2006 primarily due to a increase in proceeds of financial loans for Ps. 72.4 million and by the exercise of warrants for Ps. 42.7 million partially offset by the payment of secured payable from the purchase of farms for Ps.16.5. Our financing activities resulted in net cash inflows of Ps. 92.3 million primarily due to the exercise of warrants and proceeds from financial loans for Ps. 137.8 million partially offset by dividend payments, payments of financial loans and payment of secured payable from purchase of farms for Ps. 29.0 million.

Net cash inflow from financing activities decreased from a net cash outflow of Ps. 16.7 million in fiscal year 2004 to Ps. 1.7 million in fiscal year 2005. Our financing activities resulted in net cash inflows of Ps. 1.7 million primarily due to the exercise of warrants, stock option and contributions of minority shareholders of Ps. 12.0 million which were partially offset by payments of financial loans and dividends paid for Ps. 10.3 million.

In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales.

Our Indebtedness

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50.0 million units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The Convertible Notes may be converted at the holder’s option into shares of our common stock until maturity on November 14, 2007, at the initial conversion price of US$ 0.5078 per common share. Each warrant will be exercisable on or after conversion of the Convertible Note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6093). The rights offering to holders of our common shares and ADSs expired on November 13, 2002, and was fully subscribed.

As of November 30, 2006, certain of our Convertible Notes holders exercised their conversion rights for a total of 25,182,860 units with a face value of US$ 1 each, whereas the ordinary stock delivered in exchange amounted to 49,592,029 with a face value of Ps.1 each. During the same period, 24,286,226 warrants were exercised, resulting in a cash inflow of US$ 29.1 million and the issuance of 47,826,324 shares with a face value of Ps. 1 each.

As of November 30, 2006, we had US$ 24,817,140 aggregate principal amount of Convertible Notes outstanding and 221,702,745 common shares outstanding.

On May 2, 2006, we entered into a loan agreement with Credit Suisse for a total consideration of US$ 8 million (the “Loan Agreement”). The term of the Loan Agreement is 30 months, and the interest rate is 3-month LIBOR plus 375 basis points. The Loan Agreement has a collateral of US$ 10 million IRSA`s Convertible Bonds that were replaced for 1.834.860 of IRSA’s ADRs. The proceeds have been fully applied to the subscription of BrasilAgro’s shares.

Under this Loan Agreement there are some restrictions on the payment of dividends. We can pay or distribute, directly or indirectly, whether in cash or other property or in obligations to any other person up to USD 5,000,000 for any calendar year:

•	any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our stockholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our stockholders as such; or

•	in return of any irrevocable equity contributions or in payment of interest other.

Our total outstanding debt as of June 30, 2006 was Ps. 164.1 million, consisting of the Convertible Notes which mature on November 14, 2007 for Ps. 78.1, million and other loans in the amount of Ps. 85.9 million.

Capital Expenditures

Capital expenditures totaled Ps. 55.8 million, Ps. 25.9 million and Ps. 15.2 million for the fiscal years ended June 2006, 2005 and 2004, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for fiscal year 2007 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices.

For the fiscal year ended June 30, 2006, our main investments consisted of Ps. 25.7 million in the acquisition of real estate, Ps. 0.6 million in improvements, Ps. 0.1 million in furniture and equipment, Ps. 1.2 million in facilities, Ps. 1.3 million in new pastures, Ps. 0.9 million in vehicles, Ps 23.7 million in construction, Ps. 1.13 million in machinery, Ps. 0.3 million in computer and communication accessories, Ps. 0.9 million in construction in progress, , Ps. 0.1 million in feed lot and Ps. 0.7 million in advances.

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

IRSA’s Results of Operations

Overview

We do not consolidate the consolidated financial statements of our subsidiary IRSA. However, according to Rule 3-09 of Regulation S-X we are required to include the separate financial statements of significant subsidiaries. This Operating and Financial Review and prospectus should be read together with IRSA’s consolidated financial statements appearing elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this prospectus.

IRSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See note 27 to the consolidated financial statements of IRSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

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

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, IRSA has relied on variables and assumptions derived from historical experience and various other factors that IRSA deemed reasonable and relevant. Although IRSA review these estimates and assumptions in the ordinary course of business, the portrayal of IRSA’s financial condition and results of operation often requires its management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of IRSA’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax; and

•	asset tax credit.

Revenue recognition

Accounting for real estate barter transactions

During the years ended June 30, 2006, 2005 and 2004 the IRSA entered into certain non-monetary transactions with third parties pursuant to which IRSA sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss were recognized at the time of the exchange.

IRSA believes that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on IRSA`s consolidated balance sheet as well as on the results of our operations.

The performance of a sensitivity analysis, which reduced the fair market value of the assets by 5%, would have resulted in a smaller revenue of Ps. 3.2 million.

Recognition of inventories at net realizable value

Inventories, on which IRSA received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and the realization of the gain, are valued at net realizable value.

Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario”, for Ps.3.5 million, and “Dock III – Plot Z”, for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

IRSA believes that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on its consolidated balance sheet as well as on the results of its operations.

The performance of a sensitivity analysis, which reduced the market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” of Ps. 0.8 million.

Provisions for allowances and contingencies

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

Impairment of long-lived assets

IRSA periodically evaluate the carrying value of its long-lived assets for impairment. IRSA consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset is separately identifiable and less than its carrying value. IRSA determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved. The reposition value is mainly determined using independent appraisals or projections of future cash flows. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the year.

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

IRSA believes that the accounting policy related to the impairment of long-lived assets is a “critical accounting policy” because:

•	it is highly susceptible to change from year to year because it requires company management to make assumptions, such as future revenues and costs, future vacancy rates and future prices. Estimates about future prices and future vacancy rates require significant judgment because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so; and

•	the impact that recognizing or reversing an impairment would have on assets reported on IRSA’s balance sheet, as well as on the results of its operations, could be material.

As of June 30, 2002 IRSA had reviewed its assets related to Development and sale of properties, Office and others, Hotels and Shopping Centers segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002 IRSA had recognized an impairment of Ps.140.6 million. During the years ended June 30, 2003 and 2005 IRSA had recognized impairment losses totaling Ps.14.0 million and Ps.0.2 million, respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005 and 2006, IRSA partially reversed the impairment losses, recognizing gains of Ps.25.4 million, Ps.63.1 million, Ps.28.2 million and Ps.12.6 million, respectively. Assets related to those four segments represent approximately 92% of IRSA’s total long-lived assets as of June 30, 2006.

The fair market value of IRSA’s office and retail buildings was determined following the rent value method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of IRSA’s properties varies based on the category and the type of building as well as each projected variation. Vacancy rates are today the lowest in the past 15 years and no new stock will be incorporated in the next 36 months in Buenos Aires class A/B office market. For the analysis a 5% flat vacancy was considered in all cash flows. For Class A buildings the average price per square meter used was Ps.55.53 while for Class A/B buildings the average price per square meter was Ps.42.5 and for Class B/C buildings it was Ps.20.0 per square meter. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps.2.2 million.

As regards hotels, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location, etc. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. Tourism activities and related industries grew by 19% over the last 12 months at the national level, even though at a worldwide level these industries only grew by 3%. Argentina has then become a major attraction for tourists.

As regards IRSA’s hotel portfolio, it goes hand in hand with the growth shown by tourism and occupancy rates in the City of Buenos Aires and on top of that it offers an additional advantage: because of its location and its history, Llao Llao is a unique hotel in its niche. The Sheraton Libertador hotel has regained after the crisis a healthy position and hosts major volumes of regional guests, as these are the visitors that have increased the most and IRSA forecast sustained occupancy levels with a stepwise increase in rates. Mirroring the opening of high-end 5-star hotels in Recoleta and Puerto Madero, the Intercontinental Hotel has posted increases in occupancy rates resulting from a larger number of tourists and business guests that cannot be accommodated by the city’s most expensive hotels and is starting to rank as the best 5-star alternative in the city given its infrastructure, amenities and prices. Thanks to this outlook, the level of revenues from IRSA’s hotel portfolio is estimated to improve over the coming 24 months.

The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps. 0.3 million.

Valuation of shopping centers was performed according to the rent value method. IRSA calculated discount rates considering each property’s location, competition in its market, its historical rents income, vacancy rates and cash flow. The average discount rates IRSA used ranged between 8.0% and 12.0%, and the average vacancy rate was projected at 5% flat, taking into consideration the actual vacancy is less than 2%. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps.3.3 million.

IRSA used the open market method for determining the fair market value of its parcels of undeveloped land (taking into consideration the cost participation of the land per saleable surface in each site) and inventories. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps.1.4 million.

Debt restructuring

Extension of Alto Palermo`s Convertible Notes’ maturity date

On August 20, 2002, APSA issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities.

The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged.

Under Argentine GAAP, from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument The new debt instrument should be initially recorded at fair value and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

IRSA believes that the accounting policy related to the extension of our Convertible Notes’ maturity date is a “critical accounting policy” because it required management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as such the impact on the fair market value of its debt instruments could be material.

Based on the analysis performed, IRSA concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

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

IRSA provided a valuation allowance for a portion of its net deferred tax assets, as IRSA does not consider the realization of the full tax benefit to be more likely than not. IRSA considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all its deferred tax assets. This evidence consists primarily of:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards.

•	Reversals of existing taxable temporary differences.

•	Business projections.

As a result of the evaluation of this evidence, IRSA accounted for a valuation allowance of approximately 42% of its deferred tax assets, amounting to Ps.27 million. Net deferred tax assets as of June 30, 2006 were Ps.65 million.

A decrease and an increase of 10%, 20% and 30% in the net result of IRSA’s projections utilized in determining the valuation allowance of its deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) /gain in million of Ps.	Impact on Net income	Impact on Shareholder’s equity
-10%	34	-7	-7,25%	-0,47%
-20%	42	-15	-15,53%	-1,01%
-30%	50	-23	-23,82%	-1,55%
10%	21	6	6,21%	0,40%
20%	16	11	11,39%	0,74%
30%	10	17	17,60%	1,14%

IRSA believes that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•	the impact that calculating income tax using this method would have on assets or liabilities reported on its consolidated balance sheet as well as on the income tax result reported in its consolidated statement of income could be material.

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

The table that follows presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos at their respective payment date. See “Exchange Rates.”

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—

(1)	Corresponds to per share payments.

IRSA’s U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. U.S. GAAP application would have affected the determination of amounts shown as net income for each of the three years in the period ended June 30, 2006, and the amounts of total shareholders’ equity as of June 30, 2006 and 2005, to the extent summarized in Note 27 to IRSA’s consolidated financial statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the application of different useful lives for depreciation purposes;

(iv)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(v)	the accounting for a mortgage payable with no stated interest;

(vi)	the accounting for securitization programs;

(vii)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(viii)	the present-value accounting;

(ix)	the restoration of previously recognized impairment losses accounting;

(x)	the accounting for convertible notes;

(xi)	the accounting for troubled debt restructuring;

(xii)	the accounting for real estate barter transactions;

(xiii)	the accounting for the appraisal revaluation of fixed assets;

(xiv)	the accounting for deferred charges;

(xv)	the amortization of fees related to the Senior Notes;

(xvi)	the accounting for software obtained for internal use;

(xvii)	the accounting for increasing rate debt;

(xviii)	the accounting for certain inventories to which we have received advance payments that fix sales price and the contractual terms assure the closing of the sale and the realization of the gain;

(xix)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xx)	the effect of the reversal of gain from recognition of financial receivables at net realizable value;

(xxi)	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

(xxii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 27 to IRSA’s consolidated financial statements, included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 was Ps. 96.6 million, Ps. 103.2 million, and Ps. 87.9 million, respectively, as compared to Ps. 90.0 million, Ps. 129.4 million and Ps. 2.8 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2005, was Ps. 1,485.8 million and Ps. 1,252.2 million, respectively, as compared to Ps. 1,158.4 million and Ps. 921.7 million, respectively, under U.S. GAAP.

IRSA’s Results of Operations for the fiscal years ended June 30, 2006 and 2005.

Revenues

IRSA´s revenues increased 56.2% from Ps.369.9 million for IRSA`s 2005 fiscal year to Ps.577.7 million for Its 2006 fiscal year, primarily as a result of increases in revenues in IRSA´s Shopping Center and Development and Sale of Properties segments.

Shopping Centers

Revenues from IRSA’s Shopping Center segment increased 46.9% from Ps.230.1 million for IRSA’s 2005 fiscal year to Ps.338.0 million for IRSA’s 2006 fiscal year. The increase is attributed principally to a 30.2% increase in revenues from leases and services (from Ps.165.8 million to Ps.215.9 million) mainly due to (i) increased revenues of Ps.48.1 million from leases and admission rights of IRSA’s Shopping Centers, as a consequence of the 33.9% increase in sales by IRSA’s tenants from Ps.1,698.1 million for Its 2005 fiscal year to Ps.2,273.3 million for Its 2006 fiscal year and (ii) a 90.5% increase (from Ps.64.6 million to Ps.123.0 million) in revenues from credit cards reflecting improved macroeconomic conditions and a related increase in the level of private consumption which enabled IRSA to open new branches, increase the number of credit cards issued and expand the number of shops that accept IRSA’s credit cards. The average occupancy rate in IRSA’s shopping centers was 99.1% for IRSA`s 2006 fiscal year similar to 99% in IRSA`s 2005 fiscal year.

Development and Sale of Properties.

Revenues from IRSA’s Development and Sale of Properties segment increased 221.8% from Ps.32.3 million for IRSA’s 2005 fiscal year to Ps.104.0 million for its 2006 fiscal year. The increase in revenues from this segment was attributable principally to: (i) Ps.23.0 million of revenues from Alto Palermo’s sale of Alcorta Plaza, a plot of land by Paseo Alcorta shopping center; (ii) Ps.22.8 million of revenues from the sale of block 36 of plot named “Terrenos de Caballito” in IRSA`s 2006 fiscal year; (iii) Ps.41.8 million of revenues from the sale of plot Y of Dock III during IRSA’s 2006 fiscal year; and (iv) Ps.10.0 million of revenues from its sale of units of Edificios Cruceros in IRSA’s 2006 fiscal year, partially offset by the absence in Its 2006 fiscal year of Ps.23.6 million of revenues from the sale of plot X of Dock III and Ps.3.5 million of revenues from the sale of Madero 1020, both of which IRSA sold during it’s 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties.

Revenues from IRSA’s Offices and Other Non-Shopping Center Rental Properties segment increased 57.3%, from Ps.19.4 million for IRSA’s 2005 fiscal year to Ps.30.6 million for its fiscal year. This increase was mainly due to: (i) a 52.0% increase in revenues from office rents, from Ps.27.4 million in its 2005 fiscal year, to Ps.18.0 million for Its 2006 fiscal year. This increase in revenues is attributed to a 3 % increase in average occupancy rates in Its 2006 fiscal year and a 41.5 % increase in average monthly rates of the majority of the buildings, principally due to the increase in accumulated annual rents in Bouchard 710 for Ps.5.4 million, Libertador 498 for 0.8 million, Maipú 1300 for Ps.0.7 million, Laminar Plaza for 0.7 million, Suipacha 652 for Ps.0.4 million and Edificios Costeros Dock IV for Ps.0.5 million; and (ii) a 135.9% increase in revenues of other properties from Ps.0.9 million in IRSA´s 2005 fiscal year to Ps 2.1 million for Its 2006 fiscal year, mainly due to Santa María del Plata for an amount of Ps.1.2 million. The rate of occupancy in this segment increased from 94.0% on June 2005 to 97.0% on June 2006.

Hotel Operations

Revenues from IRSA´s hotel operations increased 19.1% from Ps.87.1 million for IRSA’s 2005 fiscal year to Ps.103.8 million for its 2006 fiscal year, mainly due to a 18.4% increase in average price per room of its hotels from Ps.320 in 2005 to Ps.379 in 2006. On the other hand, IRSA´s average occupancy rates remained stable at 78.7% during Its 2006 fiscal year compared to 75.4% in Its 2005 fiscal year. Revenues from Hotel Intercontinental increased by Ps.6.1 million, revenues from the Hotel Llao Llao increased by Ps.5.8 million from Ps.33,336 to 39,156 and revenues from Hotel Sheraton Libertador increased by Ps.4.7 million.

Financial Operations and Others

Revenues from IRSA´s Financial Operations and Other segment increased 55.5% from Ps.0.9 million for its 2005 fiscal year, to Ps.1.4 million for Its 2006 fiscal year. Revenues included in this segment represent fees for services with no specific allocation to any of the previous segments.

Costs

IRSA’s costs increased 45.1% from Ps.168.1 million for IRSA’s 2005 fiscal year to Ps.243.8 million for its 2006 fiscal year, reflecting an increase in costs in each of IRSA´s business segments during its 2006 fiscal year. Total costs as a percentage of revenues decreased from 45.4% for its 2005 fiscal year to 42.2% for its 2006 fiscal year.

Shopping Centers.

Costs related to Shopping Centers increased 30.6% from Ps.92.9 million for IRSA´s 2005 fiscal year to Ps.121.3 million for IRSA’s 2006 fiscal year. This increase was primarily due to: (i) an increase in depreciation an amortization expense of Ps.4.5 million and an increase in the charges of unrecoverable expenses of Ps.2.6 million and (ii) an 86.0% increase in the cost of sales relating to credit cards operations from Ps.24.5 million for Its 2005 fiscal year to Ps.45.5 million for Its 2006 fiscal year, mainly due to a cost increase of Ps.6.2 million in salaries and social security charges, of Ps.3.0 million in taxes, dues and contributions, of Ps.1.3 million of electricity and telephone expenses as a result of the expansion of IRSA´s operations; a higher charge in commissions and interest by a margin of Ps.5.6 million and an increase in fees and services of Ps.2.3 million mainly due to the new issues under the securitization program.

Development and Sale of Properties.

Costs related to Development and Sale of Properties increased 209.0%, from Ps.17.5 million for IRSA’s 2005 fiscal year to Ps.54.2 million for IRSA´s 2006 fiscal year. The increase in costs from this segment is mainly due to the following occurring: (i) Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo); (ii) Ps.11.3 million in costs related to the sale of block 36 of the plot named “Terrenos de Caballito”; (iii) Ps.7.9 million in costs related to the sale of plot Y of Dock III; (iv) of Ps.8.8 million in costs related to the sale of units of Edificios Cruceros, (v) a decrease due to the sale of plot X of Dock III during IRSA’s 2005 fiscal year for Ps.23.6 million and (vi) a decrease of Ps.3.5 million in connection with the sale of Madero 1020 during the previous fiscal year. Costs relating to Development and Sale of Properties as a percentage of revenues from this segment decreased from 54.3% for IRSA´s 2005 fiscal year to 52.1% for its 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties.

Costs of Offices and Other Non-Shopping Center Rental Properties increased by 16.0% from Ps.7.7 million for IRSA’s 2005 fiscal year to Ps.9.0 million for IRSA´s 2006 fiscal year, mainly due to the amortization in its 2006 fiscal year of Bouchard 710 which IRSA acquired in June 2005. The main component of cost for offices is the depreciation of leased properties.

Hotels Operations.

Costs from hotel operations increased 18.5% from Ps.48.9 million for IRSA´s 2005 fiscal year to Ps.58.0 million for its 2006 fiscal year, primarily due to revenue increases. Higher costs for Hotels are primarily due to an increase in the depreciation of the assets, food and beverages, salaries and social security contributions. Costs from Llao Llao Hotel increased Ps.5.3 million, costs from Hotel Intercontinental increased Ps.2.0 million and costs from Hotel Sheraton Libertador increased Ps.1.8 million. Costs from hotel operations as a percentage of revenues from this segment decreased from 56.2% in IRSA’s 2005 fiscal year to 55.9% in its 2006 fiscal year.

Financial Operations and Other.

Costs from the Financial Operations and Other segment increased by Ps.0.4 million from Ps.1.0 million for IRSA´s 2005 fiscal year to Ps.1.4 million for Its 2006 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased by 65.4%, from Ps. 201.8 million during the fiscal year ended June 30, 2005 to Ps 333.8 million during the fiscal year ended June 30, 2006.

Gain from recognition of inventories at net realizable value

This line is generated as a result of valuing at the net realizable value those inventories for which IRSA has received purchase price or advances that fix prices, and the contract terms and conditions of the transactions that IRSA signed states the consummation of the sale and the gain. Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario”, for Ps.3.5 million, and “Dock III – Plot Z”, for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

Selling Expenses

Selling expenses increased 63.2% from Ps.36.8 million for IRSA´s 2005 fiscal year to Ps.60.1 million for IRSA’s 2006 fiscal year primarily due to an increase in selling expenses in its Shopping Center and Hotel segments. Selling expenses as a percentage of revenues increased from 10.0% for IRSA’s 2005 fiscal year to 10.4% for its 2006 fiscal year.

Shopping Centers.

Selling expenses relating to Shopping Centers increased 93.0% from Ps.24.2 million for IRSA´s 2005 fiscal year to Ps.46.6 million for its 2006 fiscal year. The increase was mainly due to the following: (i) a 34.1% increase in selling expenses from leases and services (from Ps.11.0 million for its 2005 fiscal year to Ps.14.8 for Its 2006 fiscal year), principally due to an increase of Ps.2.0 million in the charge for gross sales taxes in line with IRSA’s higher revenues, an increase of Ps.1.1 million in the charge for provision of bad debts and an increase of Ps.0.5 million in the charge of advertising and (ii) charges from credit cards increased from Ps.13.5 million for its 2005 fiscal year to Ps.30.9 million for its 2006 fiscal year, mainly due to an increase of Ps.6.7 million in advertising expenses, a higher charge of Ps.3.8 million in gross sales taxes as a result of IRSA’s higher revenues, and an increase in the charge for bad debts of Ps.6.2 million in line with the growth of IRSA´s credit portfolio.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 8.4% from Ps.2.0 million for IRSA´s 2005 fiscal year to Ps.1.8 million for its 2006 fiscal year. Selling expenses for Development and Sale of Properties are mainly commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 10.6% from Ps.0.9 million for IRSA´s 2005 fiscal year 2005 to Ps.1.0 million for its 2006 fiscal year.

Hotels Operations

Selling expenses relating to IRSA´s Hotel operations increased 9.2% from Ps.9.8 million for Its 2005 fiscal year to Ps.10.7 million for Its 2006 fiscal year, mainly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher levels of activity.

Administrative Expenses

Administrative expenses increased 37.5%, from Ps.69.6 million for IRSA´s 2005 fiscal year to Ps.95.6 million for its 2006 fiscal year, due to an increase in administrative expenses for IRSA’s Shopping Center segment and, to a lesser extent, each of its other business segments. The main components of administrative expenses are salaries and social security, Directors’ fees, fees and compensation for services, and depreciation and amortization.

Shopping Centers

Administrative expenses of IRSA´s Shopping Centers increased 64.9%, from Ps.31.4 million for IRSA´s 2005 fiscal year to Ps.51.8 million for its 2006 fiscal year primarily as a result of (i) an increase in expenses from leases and services reflecting an increase in directors’ fees of Ps.3.4 million, an increase in the fees and services of third parties of Ps.3.2 million, an increase in salaries, bonuses and social security charges of Ps.1.9 million, and an increase in taxes, rates and assessments of Ps.0.6 million, mainly due to the financial transactions tax; and (ii) a Ps.11.4 million increase in credit card administrative expenses, from Ps.14.9 million in IRSA´s 2005 fiscal year to Ps.26.3 million in Its 2006 fiscal year, basically due to a Ps.5.9 million increase in salaries, bonuses and social security charges, Ps.2.4 million increase in fees and compensations for services, Ps.1.3 million increase in taxes and rent, and of Ps.1.6 million in insurance, amortization and others due to an expansion and increase of IRSA´s operations.

Development and Sale of Properties

Administrative expenses of Development and Sale of Properties increased 27.6%, from Ps.9.5 million for IRSA´s 2005 fiscal year to Ps.12.1 million for IRSA´s 2006 fiscal year, primarily due to (i) increases in expenses related to the design and implementation of IRSA´s new system; (ii) an increase of Ps.0.8 million in salary and social security charges, and (iii) an increase in directors’ fees of Ps.0.3 million. Administrative expenses for Development and Sale of Properties as a percentage of revenues from this segment decreased from 29.5% for IRSA’s 2005 fiscal year to 11.7% for its 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and Other increased 16.3%, from Ps.9.2 million for IRSA´s 2005 fiscal year to Ps.10.7 million for its 2006 fiscal year. The increase is mainly due to an increase of Ps.0.7 million in salaries and social security charges and a Ps.0.3 million increase in Directors’ fees.

Hotels Operations

Administrative expenses of IRSA´s Hotels increased 8.0%, from Ps.19.4 million for IRSA´s 2005 fiscal year to Ps.21.0 million for Its 2006 fiscal year, primarily due to (i) a Ps.1.0 million increase from Hotel Intercontinental mainly due to an increase of 0.7 million of fees and services to third parties, of Ps.0.1 million of salaries and social security charges and Ps.0.1 million of depreciations; (ii) an increase of Ps.1.0 million in Hotel Sheraton Libertador mainly due to an increase of Ps.0.5 million in fees and compensation for services and of Ps.0.4 million in salaries and social security charges; partially offset by a decrease of Ps.0.4 million in Hotel Llao Llao mainly due to a decrease of Ps.1.5 million related to lawsuits and to an increase of Ps.0.4 million in salaries and social security charges, an increase of Ps.0.3 million in taxes, duties and contributions, an increase of Ps.0.2 million in fees and compensation for services and to an increase of Ps.0.1 million in depreciation and amortization. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 22.3% for IRSA´s 2005 fiscal year to 20.2% for its 2006 fiscal year.

Net income in from retained interest in securitized receivables

This gain results from the interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of these credit card trusts increased 520.6% from Ps.0.4 million for IRSA’s 2005 fiscal year to Ps.2.6 million for IRSA’s 2006 fiscal year as a result of the expansion of its credit card business segment through Tarshop, Alto Palermo’s subsidiary.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased 54.8%, from a gain of Ps.27.9 million for IRSA´s 2005 fiscal year to a gain of Ps.12.6 million for IRSA´s 2006 fiscal year. The decrease in income from the previous year is due to a lower amount of recovery on the allowance for impairment of long lived assets.

Operating Income

IRSA´s operating income increased 43.5% from Ps.141.1 million for its 2005 fiscal year to Ps.202.4 million for its 2006 fiscal year primarily as a result of increases in IRSA´s Shopping Center and Development and Sale of Properties segments, partially offset by a small decrease in its Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues increased from 36.7% from its 2005 fiscal year to 109.61% for its 2006 fiscal year primarily as a result of a greater increase in the revenues of 56.2% compared to a 45.1% increase in costs.

Shopping Centers

Operating income from Shopping Centers increased 37.0% from Ps.95.2 million for IRSA´s 2005 fiscal year to Ps.130.4 million for its 2006 fiscal year primarily due to a 46.9% increase in revenues mainly due to increases in sales and the expansion of IRSA´s credit card business. Operating income from Shopping Centers as a percentage of revenues from this segment decreased from 41.4% for fiscal year 2005 to 38.6% for IRSA’s 2006 fiscal year. This is mainly attributable to an increase of 46.9% in revenues accompanied by an increase of 30.6% in costs and an increase of 93.0% in selling expenses for this segment.

Development and Sale of Properties

Operating income from Development and Sales of properties increased 112.7%, from Ps.21.1 million for IRSA´s 2005 fiscal year to Ps.44.9 million for IRSA´s 2006 fiscal year. Operating income from the Development and Sale of Properties segment as a percentage of revenues from this segment decreased from 65.4% for its 2005 fiscal year to 43.2% for its 2006 fiscal year primarily as a result of an increase of 209.0% in costs which was accompanied by an increase of 221.8% in revenues for this segment.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other Non-Shopping Center Rental Properties decreased 9.6% from Ps.13.8 million for its 2005 fiscal year to Ps.12.5 million for its 2006 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from this segment decreased from 70.9% for its 2005 fiscal year to 40.7% in its 2006 fiscal year primarily as a result of an increase of 57.3% in revenues accompanied with an increase of 16.0% in costs from this segment.

Hotels Operations

Operating income from Hotels increased 31.5% from Ps.11.1 million for its 2005 fiscal year to Ps.14.6 for IRSA’s 2006 fiscal year. Operating income from Hotels as a percentage of revenues from this segment increased from 12.7% for fiscal year 2005 to 14.0% in fiscal year 2006 primarily as a result of a 18.5% increase in costs compared to a 19.1% increase in revenues.

Financial Operations and Other

Operating income from Financial Operations and Other segment increased 150% from a loss of Ps.0.04 million for its 2005 fiscal year to a gain of Ps.0.1 million for IRSA’s 2006 fiscal year. Operating income from Financial Operations and other as a percentage of revenues from this segment increased from -4.1% for IRSA´s 2005 fiscal year to 4.0% for IRSA`s 2006 fiscal year. This is mainly attributable to an increase of 50.4% in revenues accompanied with an increase of 38.7% in costs from this segment.

Amortization of goodwill

Amortization of goodwill mainly includes: (i) the amortization of goodwill, during this fiscal year, for the goodwill from the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., Fibesa S.A., Tarshop S.A. and Emprendimiento Recoleta S.A., with no significant variation and (ii) the depreciation, during this year, of its own negative goodwill due to the purchase of Alto Palermo stock. Amortization of goodwill decreased 35.1% from a loss of Ps.1.7 million for fiscal year 2005 to a loss of Ps.1.1 million for fiscal year 2006, as a result the incorporation of new negative goodwill as described in point (ii) above.

Financial results, net

Financial results, net showed a variation of 238.7%, from a loss of Ps.12.2 million for IRSA´s 2005 fiscal year to a loss of Ps.41.4 million for its 2006 fiscal year. The main reasons for this variation were: (i) a Ps.21.7 million increase in its loss attributable to variation in exchange rates, owing to the depreciation of the Peso to the U.S. dollar from Ps.2.887 in IRSA’s 2005 fiscal year to 3.086 in its 2006 fiscal year; (ii) the non-recurrency of Ps.2.2 million of discounts obtained in 2005 due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iii) a loss with respect to the previous fiscal year of Ps.2.6 million of financial results mainly due to interest and other expenses in connection with the loan of Hoteles Argentinos Sociedad Anónima (“Hoteles Argentinos”) and financial expenses from Alto Palermo, and (iv) the decrease of Ps.10.6 million in financial operations, due to Dolphin Fund PLC decrease in profits by Ps.16.3 million and NCH Development Partner Fund increase in profits by Ps.4.6 million and the gains from the interest rate swap agreement entered into with Deustche Banc AG for Ps.1.2 million, and (v) the increase of Ps.7.4 million on interest gain as a result of the refinancing of the Hoteles Argentinos loan

Equity gain (loss) from related companies

IRSA´s gain on equity investments decreased 38.0% from a gain of Ps.67.2 million for IRSA´s 2005 fiscal year to a gain of Ps.41.7 million for its 2006 fiscal year. This lower gain is mainly due to: (i) a lower gain by Banco Hipotecario of Ps.8.2 million from Ps. 57.0 million to Ps. 43.1 million as a result of a lower gain from Banco Hipotecario`s investment in Sovereign Bonds (BODEN), (ii) a gain of Ps.12.2 million corresponding to the hotels segment, and (iii) the negative impact of the dilution of IRSA´s interest in Alto Palermo amounting to Ps.0.9 million.

Other expenses, net

Other expenses, net increased 28.5% from net expenses of Ps.14.8 million for IRSA´s 2005 fiscal year to net expenses of Ps.19.1 million for Its 2006 fiscal year, primarily due to the effect of (i) an increase of Ps.7.5 million in the allowance for doubtful accounts; (ii) an increase of Ps.1.9 million from non recoverable value added tax, (iii) a gain of Ps.2.4 million due to the accelerated accrual of unrealized revenues, (iv) a decrease of Ps.1.3 million in donation charges and (v) a lower charge of Ps.1.2 million for personal assets tax.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 1.6%, from a gain of Ps.179.6 million for IRSA’s 2005 fiscal year, to a gain of Ps.182.6 million for Its 2006 fiscal year.

Minority Interest

Minority interest increased 17.4% from a loss of Ps.23.2 million for IRSA´s 2005 fiscal year to a loss of Ps.27.2 million for its 2006 fiscal year, mainly as a result of an increase in net income from the Shopping Centers segment that generated an increase in the results of minority interest.

Income and Asset tax expense

Income and asset tax expense increased 10.5%, from Ps.53.2 million for its 2005 fiscal year, to Ps.58.8 million for its 2006 fiscal year. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps.5.6 million was mainly due to the net impact of (i) a Ps.14.9 million increase in Alto Palermo’s income tax expense, from Ps.33.6 million for its 2005 fiscal year to Ps.48.5 million for its 2006 fiscal year; (ii) increased income tax expense of Nuevas Fronteras., Baldovinos, Inversora Bolívar and Llao Llao Resort which during its 2006 fiscal year were

Ps.1.9 million, Ps.1.0 million, Ps.0.8 million and Ps.0.5 million higher, respectively, than during its 2005 fiscal year; (iii) a Ps.1.1 million increase in IRSA’s income tax expense, and (iv) the variation in income tax expense for Buenos Aires Trade & Finance Center S.A. which changed from a Ps.12.6 million expense for its 2005 fiscal year to a Ps.0.2 million gain for its 2006 fiscal year.

Net income

As a result of the foregoing, net income decreased 6.5% from a gain of Ps.103.2 million for IRSA´s 2005 fiscal year to a gain of Ps.96.6 million for its 2006 fiscal year.

Results of Operations for the fiscal years ended June 30, 2005 and 2004.

Revenues

Revenues increased 41.8% from Ps.260.8 million for IRSA´s 2004 fiscal year to Ps.369.9 million for its 2005 fiscal year. This increase is due to an increase in revenues from all IRSA’s business units.

Shopping Centers

Revenues from Shopping Centers increased 60.6 % from Ps.143.2 million for its 2004 fiscal year, to Ps.230.1 million for its 2005 fiscal year. The increase primarily attributable to an increase of 46.2% in revenues from leases and services from Ps.113.2 million to 165.5 million as a result of increases in its tenants’ sales, and an increase of 114.9% in revenues from credit card operations from Ps.30.0 million to Ps.64.6 million as a result of greater sales from all its tenants. The occupancy rates of its shopping centers stayed constant at 99% during both fiscal years.

Development and Sale of Properties

Revenues from Development and Sale of Properties increased 6.8%, from Ps.30.3 million for its 2004 fiscal year, to Ps.32.3 million for its 2005 fiscal year. The increase in revenues in the Development and Sale of Properties segment was attributable principally to the net effect of (i) Ps.23.6 million of revenues from its sale of units of Dock III during its 2005 fiscal year; (ii) a Ps.3.5 million decrease in sales from the residential communities of Abril, which decreased 48%; (iii) a Ps.11.8 million decrease in sales of land reserves due to the non-recurring sale of Benavides in its 2004 fiscal year; and (iv) a Ps.5.9 million decrease in the sale of other real estate, principally due to the non-recurring sale of Dock II for Ps.5.2 million in its 2004 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Revenues from Offices and Other Non-Shopping Center Rental Properties increased 28.3%, from Ps.15.1 million for IRSA´s 2004 fiscal year, to Ps.19.4 million for its 2005 fiscal year. This increase is mainly due to a 29.7% increase in revenues from office rents, from Ps.13.8 million in IRSA´s 2004 fiscal year, to Ps.17.9 million for its 2005 fiscal year. This increase in revenues is attributed to (i) the increase of the occupancy rate and of monthly average rates of the majority of the buildings, principally in Intercontinental Plaza Tower for Ps.1.2 million, Maipú 1300 for Ps.0.8 million, Costeros Dock IV for Ps.0.6 million and Libertador 498 for Ps.0.5 million, and (ii) the purchase of Bouchard 710, a new building for rent which provided revenues of Ps.0.4 million during June 2005. The room occupancy rate in this segment increased by 13% from 76% as of June 2004 to 89% as of June 2005.

Hotels Operations

Revenues from hotel operations increased 22.2%, from Ps.71.3 million for IRSA’s 2004 fiscal year to Ps.87.1 million for Its 2005 fiscal year, due to an increase in average price per room at the Llao Llao Hotel, and an increase in average occupancy in all IRSA´s hotels, from 68% for Its 2004 fiscal year to 75% for Its 2005 fiscal year. Revenues from Hotel Sheraton Libertador increased by Ps.4.9 million, revenues from the Hotel Intercontinental increased by Ps.7.1 million and revenues from Hotel Llao Llao increased by Ps.3.8 million.

Financial Operations and Other

Revenues from Financial Operations and Other remained constant at Ps.0.9 million for both fiscal years. Revenues included in this line represent fees for services that cannot be specifically allocated to any of the previous segments.

Costs

Costs increased 14%, from Ps.147.4 million for IRSA´s 2004 fiscal year to Ps.168.1 million for its 2005 fiscal year. This variation is mainly due to the net effect of an increase in costs in IRSA´s Shopping Centers and Hotel segments, partially offset by a decrease in costs in Its Development and Sale of Properties and Its Offices and Other Non-Shopping Center Rental Properties segments. Costs as a percentage of revenues decreased from 56.5% for its 2004 fiscal year to 45.4% for IRSA´s 2005 fiscal year.

Shopping Centers

Costs related to Shopping centers increased by 28.2% from Ps.72.4 million in IRSA´s 2004 fiscal year to Ps.92.9 million in IRSA´s 2005 fiscal year. This increase is due to: (i) an increase of 15.3% in leases and services costs mainly due to a Ps.4.9 million cost resulting from the opening of Alto Rosario Shopping and a Ps.3.2 million cost relating to Its consolidation of Mendoza Plaza Shopping S.A. as of October 2004; and (ii) a 77.1% increase of credit card operations cost due to an increase of Ps.3.6 million in expenses arising from salaries and social security charges and of Ps.1.5 million in taxes, duties and contributions as a result of the expansion and opening of new branches, a higher charge in commissions and interest of Ps.2.3 million and an increase in fee and services expenses of Ps.1.6 million, due to the new offerings of the securitization program.

Development and Sale of Properties

Costs related to Development and Sale of Properties decreased 32.1%, from Ps.25.8 million for IRSA´s 2004 fiscal year to Ps.17.5 million for IRSA´s 2005 fiscal year as a result of a decrease in the operation volume of sales as well as to a low cost of sales in the case of Dock III in comparison with costs of sales recorded in the cases of Benavidez and Dock II. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 85.4% for IRSA´s 2004 fiscal year to 54.3% for its 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Costs of Offices and Other decreased 6.4%, from Ps 8.3 million for IRSA´s 2004 fiscal year to Ps.7.7 million for its 2005 fiscal year. This decrease in cost of Offices and Other segment did not follow the increase in revenues from this segment mainly due to a reduction in maintenance expenses relating to vacant space in IRSA´s buildings during this year, as a result of higher occupancy rates in IRSA’s buildings. The main component of cost for Offices is represented by the depreciation of leased properties.

Hotels Operations

Costs from Hotel operations increased 22.2%, from Ps.40.0 million for IRSA´s 2004 fiscal year to Ps.48.9 million for its 2005 fiscal year, primarily due to the increase in revenues. Higher costs of Hotels are also due to an increase in depreciation, salaries and social security contributions. Costs relating to hotel operations as a percentage of segment revenues remained constant at 56.2% for both fiscal years.

Financial Operations and Other

Costs from the Financial Operations and Other segment increased 22.7% from Ps.0.8 million for IRSA´s 2004 fiscal year to Ps.1.0 million for its 2005 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased 78% from Ps.113.4 million for IRSA´s 2004 fiscal year to Ps 201.8 million for Its2005 fiscal year.

Gain from recognition of inventories at net realizable value

This line was generated for the current year and arose as a result of valuing at fair market value those inventories for which IRSA has received purchase price or lease advances that fix prices, and the contract terms and conditions IRSA signed assure the effective conclusion of the sale and the gain. Such a valuation criteria was principally applied to the “Cruceros” and “Dock III” undertakings in a total amount of Ps.17.3 million.

Selling Expenses

Selling expenses increased 67.5%, from Ps.22.0 million for IRSA´s 2004 fiscal year to Ps.36.8 million for Its 2005 fiscal year, primarily due to the net effect of an increase in selling expenses of IRSA´s Shopping Centers, Offices and Other Non-Shopping Center Rental Properties and Hotel segments, partially offset by a decrease in selling expenses of its Development and Sale of Properties segment. Selling expenses as a percentage of revenues increased from 8.4% for IRSA´s 2004 fiscal year, to 10% for its 2005 fiscal year.

Shopping Centers

Selling expenses relating to Shopping centers increased 145.8% from Ps.9.8 million for IRSA´s 2004 fiscal year to Ps.24.2 million for IRSA’s 2005 fiscal year. The increase was mainly due to the following: (i) a 112.7% increase in selling expenses from leases and services from Ps.5.2 million for The IRSA´s 2004 fiscal year to Ps.11 for Its 2005 fiscal year, principally due to an increase of Ps.2.7 million in the charge for provision of bad debts, an increase of Ps.1.4 million in the charge for turnover taxes in line with its higher revenues, the inclusion of the expenses of Mendoza Plaza Shopping amounting to 1.3 million due to its consolidation, and Ps.0.4 million in stamp taxes resulting from the opening of Alto Rosario; and (ii) an increase in marketing expenses of IRSA´s credit cards segment from Ps.4.5 million for Its 2004 fiscal year to Ps.13.5 million for Its 2005 fiscal year due to an increase of Ps.6.3 million in advertising expenses, a higher charge of Ps.2.1 million in gross sales taxes as a result of IRSA’s higher revenues, and an increase in the charge for bad debts of Ps.0.5 million in line with the growth of IRSA’s credit portfolio.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 50.4%, from Ps.4.0 million for IRSA´s 2004 fiscal year to Ps.2 million for IRSA´s 2005 fiscal year, as a consequence of the decrease in sales operations during this fiscal year and due to the fact that the principal sale transaction of the current period, Dock III, had no direct commercial expenses or significant commissions. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 1,607.4%, from Ps.0.1 million for its 2004 fiscal year to Ps.0.9 million for its 2005 fiscal year. The increase of marketing expenses is directly related to the increase in revenues in such segment.

Hotels Operations

Selling expenses relating to Hotels operations increased 20.1% from Ps.8.2 million for IRSA’s 2004 fiscal year to Ps.9.8 for Its 2005 fiscal year, mainly due to an increase in the gross sales tax, salaries and social security charges and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

Administrative Expenses

Administrative expenses increased 38.4%, from Ps.50.2 million for IRSA’s 2004 fiscal year to Ps.69.6 million for its 2005 fiscal year, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, fees and compensation for services, and depreciation and amortization.

Shopping Centers

Administrative expenses of Shopping centers increased 32.9%, from Ps.23.6 million for IRSA’s 2004 fiscal year to Ps.31.4 million for IRSA’s 2005 fiscal year, primarily as a result of an increase in administrative expenses from leases and services, due to the consolidation of Mendoza Plaza Shopping’s administrative expenses amounting to Ps.1.3 million, and as a result of increases in salaries, bonuses, and social security contributions, directors’ fees, and taxes.

Development and Sale of Properties

Administrative expenses for Development and Sale of Properties increased 42.2%, from Ps.6.7 million for IRSA’s 2004 fiscal year to Ps.9.5 million for its 2005 fiscal year, primarily due to (i) a Ps.1.1 million increase in salary and social security; (ii) a Ps.0.6 million increase in directors’ fees; and (iii) the change between fiscal years in percentages of pro-rata allocation of administration expenses among this segment, and Offices and other non-shopping center leased properties segment. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 22.1% for IRSA’s 2004 fiscal year to 29.4% for its 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and other non-shopping center rental properties increased by 113.0%, from Ps.4.3 million for IRSA’s 2004 fiscal year to Ps.9.2 million for its 2005 fiscal year. The increase is mainly due to the change between fiscal years in percentages of pro-rata allocation of administrative expenses among this segment and the Development and Sale of Properties segment, and to a lesser extent to, a Ps.0.8 million increase in salaries and social security charges and a Ps.0.4 million increase in Directors fees.

Hotels Operations

Administrative expenses of Hotels increased 24.5%, from Ps.15.6 million for IRSA’s 2004 fiscal year to Ps.19.4 million for its 2005 fiscal year, primarily due to (i) a Ps.2.6 million increase from Hotel Llao Llao as a consequence of the increase in taxes, duties, services and salaries attributable to the hotel’s higher level of activity; (ii) a Ps.0.9 million increase from Sheraton Libertador hotels, as a consequence of the increase in fees and compensations for services; and (iii) a Ps.1.0 million increase from Hotel Intercontinental. Administrative expenses of Hotels as a percentage of revenues from hotel operations increased from 21.9% for IRSA´s 2004 fiscal year to 22.3% for its 2005 fiscal year.

Net income from retained interest in securitized receivables

This result stems from an interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. Credit card trusts increased from Ps.0.3 million for IRSA’s 2004 fiscal year to Ps.0.4 million for its 2005 fiscal year.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps.35.1 million, from a gain of Ps.63.1 million for IRSA’s 2004 fiscal year to a gain of Ps.27.9 million for Its 2005 fiscal year. The lower income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of real estate assets.

Operating Income

As a result of the foregoing, its operating income increased 35% from Ps.104.5 million for its 2004 fiscal year to Ps.141.1 million for its 2005 fiscal year primarily as a result of increases in its Shopping Center, Development and Sale of Properties and Hotels segments, partially offset by a decrease in its Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues decreased from 40.1% for its 2004 fiscal year to 38.2 % for its 2005 fiscal year.

Shopping Centers

Operating income from Shopping Centers increased from Ps.63.3 million for its 2004 fiscal year to Ps.95.2 million for its 2005 fiscal year. Operating income from Shopping Centers as a percentage of revenues for this segment decreased from 45.0% for its 2004 fiscal year to 41.4% for its 2005 fiscal year. This is mainly attributable to an increase of 60.6% in revenues accompanied with an increase of 28.2% in costs.

Development and Sale of Properties

Operating income from Development and Sales of properties increased from Ps.0.8 million for its 2004 fiscal year to Ps.21.1 million for its 2005 fiscal year. Operating income from Development and Sales of Properties as a percentage of revenues for this segment increased from 2.6% to 65.4% primarily as a result of an increase of 32.1% in costs, accompanied by an increase of 6.8% in revenues for this segment and an increase of Ps. 17.3 million from gain from valuation at fair market value.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other decreased from Ps.30.2 million for its 2004 fiscal year to Ps.13.8 million for its 2005 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues for this segment decreased from 199.6% for its 2004 fiscal year to 70.9% in its 2005 fiscal year primarily as a result of an increase of 28.3% in revenues accompanied by a decrease of 7.2% in costs and a decrease of Ps. 15.5 million as a result of a lower gain from operations and holdings of real estate assets.

Hotels Operations

Operating income from Hotels increased 9.2% from Ps.10.1 million for its 2004 fiscal year to Ps.11.1 for its 2005 fiscal year. Operating income from Hotels as a percentage of revenues for this segment decreased from 14.2% for fiscal year 2004 to 12.7% in its 2005 fiscal year primarily as a result of a 22.2% increase in costs accompanied with an increase of 22.2% in revenues for this segment and an increase of 24.5% in administrative expenses.

Financial Operations and Other

Operating income from Financial Operations and Other decreased by Ps.0.1 million from operating income of Ps.0.06 million for its 2004 fiscal year to an operating loss of Ps.0.04 million for its 2005 fiscal year. Operating income from Financial Operations and other as a percentage of revenues for this segment decreased from 7.1% for its 2004 fiscal year to -4.1% for its 2005 fiscal year. This is mainly attributable to an increase of 0.0 % in revenues for this segment accompanied with an increase of 22.7% in costs from this segment.

Amortization of goodwill

This heading mainly includes (i) the amortization of goodwill stemming from the acquisition of Alto Palermo subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa S.A. and Tarshop S.A.; and (ii) the amortization of the negative goodwill from the purchase of Alto Palermo stock. Amortization of goodwill decreased 42.7% from a loss of Ps.2.9 million for IRSA’s 2004 fiscal year to a loss of Ps.1.7 million for IRSA´s 2005 fiscal year, largely due to positive amortization related to an increase in negative goodwill during the fiscal year.

Financial results, net

Financial results, net showed a variation of Ps.24.0 million, from a gain of Ps.11.6 million for IRSA’s 2004 fiscal year to a loss of Ps.12.2 million for its 2005 fiscal year. The main reasons for this variation were: (i) the exchange difference gain with regard to the previous year amounting to Ps.17.0 million, owing to the appreciation of the Peso to the U.S. dollar from 2.958 in 2004 to 2.887 in 2005; (ii) a gain of Ps.48.7 million generated in the previous year from Banco Hipotecario shares, that, as a result of a change in valuation criteria, during this year were valued by using the equity method of accounting, disclosed under “Equity gain (loss) from related companies” in the Income Statement, whereas in the preceding fiscal year they were valued at quotation as to May 2004; (iii) the lower discounts obtained this year amounting to Ps.5.0 million; and (iv) the Ps.13.2 million decrease of financial costs due mainly to the decrease in financial debt as a consequence of conversions of IRSA´s negotiable obligations made by holders and the settlement of Alto Palermo negotiable obligations.

Equity gain (loss) from related companies

Gain from related companies increased by Ps.40.6 million from a gain of Ps.26.7 million for its 2004 fiscal year to a gain of Ps.67.2 million for its 2005 fiscal year. This increase is mainly due to: (i) a higher gain of Ps.29.0 million recorded in current year compared to previous year because of the change of criterion of valuation in Banco Hipotecario from market value to the equity method, and (ii) a gain of Ps.12.2 million for its 2005 fiscal year corresponding to the Hotels segment.

Other expenses, net

Other expenses, net increased by Ps.1.2 million, from a loss of Ps.13.6 million for IRSA’s 2004 fiscal year to a loss of Ps.14.8 million for IRSA’s 2005 fiscal year, primarily due to the net effect of (i) an increase of Ps.2.9 million in the personal assets tax having an incidence on shareholders; (ii) an increase in donations for Ps.1.5 million; and (iii) a decrease of Ps.3.3 million in the charge for contingencies due to lower exposures from lawsuits.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 42.1%, from Ps.126.4 million for IRSA’s 2004 fiscal year, to Ps.179.6 million for IRSA’s 2005 fiscal year.

Minority Interest

Minority interest increased 80.3% from a loss of Ps.12.8 million for IRSA’s 2004 fiscal year to a loss of Ps.23.2 million for IRSA’s 2005 fiscal year, mainly due: (i) the decrease in IRSA’s minority interest in Alto Palermo and of Alto Palermo in its subsidiaries, which increased from a Ps.9.3 million loss for Its 2004 fiscal year to a Ps.17.2 million loss for the year 2005 and (ii) the increase of Its minority interest results in Palermo Invest, which increased from a Ps.0.8 million loss during the previous year to a Ps.2.1 million loss during the current year.

Income and Asset tax expense

Income tax and asset tax increased by Ps.27.5 million, from Ps.25.7 million for IRSA’s 2004 fiscal year, to Ps.53.2 million for IRSA’s 2005 fiscal year. The effective tax rates for fiscal years 2005 and 2004 were 30% and 20%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductible amortization and depreciation charges originated by inflation accounting and the inventories’ costs considering that it have been adjusted by inflation in accordance with accounting principles. IRSA records income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. IRSA have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP. The Ps.27.5 million increase is mainly due to the net impact of (i) a Ps.17.3 million increase in Alto Palermo’s income tax expense, from Ps.16.3 million for IRSA´s 2004 fiscal year to Ps.33.6 million for Its 2005 fiscal year; and (ii) a Ps.12.5 million increase in the income tax expense of Buenos Aires Trade & Finance Center S.A. during IRSA’s 2005 fiscal year, partially offset by a Ps.2.3 million reduction in the income tax expense of the Llao Llao Hotel during Its 2005 fiscal year.

Net income

As a result of the foregoing, net income increased 17.5% from Ps.87.9 million for IRSA´s 2004 fiscal year to Ps.103.2 million for its 2005 fiscal year.

Liquidity and Capital Resources

IRSA’s liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2006, IRSA had a working capital of Ps.62.6 million. At the same date, IRSA had cash and cash equivalents totaling Ps.163.9 million, an increase of 15.0 % over the Ps.142.6 million of cash and cash equivalents held as of June 30, 2005.

As of June 30 2005, IRSA had a working capital of Ps. 78.8 million. At the same date, IRSA had cash and cash equivalents totaling Ps. 142.6 million, an increase of 16.0 % from Ps. 122.9 million of cash and cash equivalents held as of June 30, 2004.

Operating Activities

IRSA’s operating activities resulted in net cash inflows of Ps.194.7 million, for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps.14.0 million, a decrease in current investments of Ps.10.3 million partially offset by an increase in mortgages and leases receivables of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4.

IRSA’s operating activities resulted in net cash inflows of Ps. 93.5 million for fiscal years 2005.The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps.127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps.12.0 million and an increase in trade accounts payable of Ps.21.0 million partially offset by an increase in mortgages and leases receivables for Ps.49.2 million and a decrease in other liabilities of Ps.17.7 million.

IRSA’s activities resulted in net cash inflows of Ps. 74.7 million for fiscal years 2004.The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps.90.6 million and an increase in trade accounts payable of Ps.14.4 million, partially offset by a decrease in other liabilities of Ps.24.6 million.

Investment Activities

IRSA’s investing activities resulted in net cash outflows of Ps.136.6 million for fiscal year 2006, primarily as a result of investments in fixed assets of Ps.54.1 million due to (i) improvements made in shopping centers amounting to Ps.33.6 million and (ii) improvements in the Hotel operations segment for Ps.20.1 million. IRSA also invested Ps.62.1 million in undeveloped parcels of land primarily through its subsidiary Alto Palermo. IRSA also made investments of Ps.4.3 million to increase IRSA`s ownership interest in Alto Palermo, and Ps.4.2 million in the acquisition of 43.18% of Canteras Natal Crespo S.A. Additionally, IRSA posted a guaranty deposit for Ps.8.6 million at Deustche Bank guaranteeing their obligations to Argentimo S.A. relating to an agreement entered into between Alto Palermo, Argentimo S.A. and Constructora San José Argentina S.A. for the acquisition of land for the development of a shopping center and a dwelling and/or office building.

On December 12, 2006 IRSA purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of US$ 597,968.75. After this transaction, IRSA´s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

IRSA’s investing activities resulted in net cash outflows of Ps.126,7 million for fiscal year 2005, primarily as a result of investments in fixed assets of Ps.79.3 million, due to (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps.50.9 million, and (ii) partial payment for the acquisition of Bouchard 710 for Ps.20.4 million. IRSA also invested Ps.35.0 million in the acquisition of an additional ownership interest of 49.9% in Mendoza Plaza Shopping and IRSA also made a payment of US$4 million (Ps.11.7 million) in connection with a contract entered into with Credit Suisse in June 2005, pursuant to which, subject to the satisfaction of certain conditions, IRSA expect to take out a loan for US$10.0 million, establishing a mortgage on an office building in the City of Buenos Aires.

IRSA’s investing activities resulted in net cash outflows of Ps.97.2 million for fiscal year 2004,

primarily as a result of a net investment of Ps.70.3 million in shares of Banco Hipotecario. IRSA also invested in fixed assets for Ps.26.4 million primarily in connection with the development of Alto Rosario Shopping.

Financing Activities

IRSA’s financing activities resulted in net cash outflows of Ps.36.8 million. IRSA’s net cash spent on financing activities for fiscal year 2006 was primarily related to the payment of short-term and long-term debt for Ps.82.5 million, the payment of dividends by its subsidiaries to minority shareholders totaling Ps.12.7 million, the repayment of debt owed to minority shareholders for Ps.5.2 million and a partial repayment of Ps.25.6 million of a mortgage payable, partially offset by its issuance of common stock as a result of the exercise of warrants for Ps.43.6 million, and proceeds from issuance of short-term and long-term debt totaling Ps.45.1 million .

IRSA’s financing activities resulted in net cash inflows of Ps.52.9 million. IRSA’s net cash provided by financing activities for fiscal year 2005 relates to its issuance of common stock as a result of the exercise of warrants for Ps.105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps.117.2 million and proceeds from the settlement of a swap agreement for Ps.15.8 million, partially offset by the payment of short-term and long-term debt for Ps.167.3 million, the payment of dividends by IRSA’s subsidiaries to minority shareholders totaling Ps.10.3 million and the payment of Ps.5.8 million to Credit Suisse, establishing a guarantee for the debt of IRSA’s subsidiary Hoteles Argentinos.

IRSA’s financing activities resulted in net cash outflows of Ps.47.6 million. IRSA’s net cash spent on financing activities for fiscal year 2004 was primarily related to the repayment of short-term and long-term debt, and to seller financing amounting to Ps.67.8 million, and the payment of dividends by IRSA’s subsidiaries to minority shareholders for Ps.4.9 million, partially offset by the proceeds from the issuance of common stock as a result of the exercise of warrants for Ps.24.8 million.

IRSA’s Indebtedness

IRSA’s total outstanding debt as of June 30, 2006 was Ps.391.4 million, of which 83% was dollar-denominated and 28% was short-term.

	Maturity or Amortization Schedule
	Currency	Less than 1 year	More than 1 up to 2 years	More than 2 up to 3 years	More than 3 up to 5 years	More 5 years	Total(1)	Average Annual Interest Rate
	(in millions of constant Pesos as of June 30, 2006)(2)%
Unsecured loan	US$	10.7	14.2	21.3	14.2	—	60.3	7.55
Collateralized notes	US$	17.3	23.1	34.6	23.1	—	98.1	7.55
Alto Palermo / Banco Río de la Plata	Ps.	25.0	—	—	—	—	25.0	10.20
Hoteles Argentinos	US$	—	0.7	1.4	16.4	—	18.5	12.55
		53.0	38.0	57.3	53.7	—	201.9

(1)	The sum of the amortization of each year could be different than the amount that figures in the Total column due to rounding.
(2)	Exchange rate as of June 30, 2006 US$1= Ps.3.086.

Uncollateralized Loan Agreement

On November 21, 2002, IRSA consummated a debt restructuring with six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) of a US$80 million unsecured agreement loan and the US$37.0 million of non-convertible secured floating rate notes for US$37.0 million. In connection with this restructuring IRSA incurred Ps.51.0 million of Uncollateralized Loan Agreement of which at June 30, 2006, US$19.5 million was outstanding. These loans bear interest at three-month LIBOR plus 200 basis points and amortize quarterly until maturity in November 2009. This loan agreement contains a number of covenants requiring IRSA to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require IRSA to maintain:

•	a ratio of consolidated EBITDA for the most recent four consecutive fiscal quarters to consolidated financial expense for such period of at least 1 to 1.40;

•	maximum consolidated indebtedness not to exceed the greater of (i) US$222,905,000 and (ii) 2.8 times consolidated EBITDA for the most recent four consecutive fiscal quarters

Collateralized Notes

In connection with IRSA’s 2002 debt restructuring, IRSA issued US$37.4 million of Collateralized Notes of which as of June 30, 2006 US$31.8 million was outstanding. The secured floating rate notes bear interest at three-month LIBOR plus 200 basis points and amortize quarterly until maturity in November 2009. The floating rate notes are secured by a first mortgage lien on (i) 13 units in its office building at Libertador 498, (ii) 71 units at Laminar Plaza and (iii) 19 units at Dock IV. The secured floating rate notes contain the same financial maintenance covenants as IRSA`s unsecured loan agreement.

IRSA Convertible Notes

On November 21, 2002, IRSA issued US$100 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.5450 per common share, which means that each Convertible Note may be exchanged for 1.8347 common shares. Additionally each Convertible Note contains a warrant attached that grants an option to acquire 1.8347 shares at a price of US$0.6541 each.

From the date of issuance through September 30, 2006, the holders of IRSA’s convertible notes exercised their conversion rights for a total of 72.0 million units with a face value of US$1 each, issuing 132.2 million common shares with a face value of Ps.1 each. In addition, from the date of issuance through September 30, 2006, warrants issued by IRSA were exercised for a total amount of US$49.8 million, and 91.3 million shares were issued in exchange. IRSA received funds aggregating US$59.7 million.

As of June 30, 2006, the outstanding amount of its convertible notes and warrants was US$28.0 million and US$50.2 million, respectively, and the amount of its outstanding shares was 435,448,510. On June 30, 2006 its shares traded at US$1.437 per share. Hence, if on October 31, 2006 convertible note holders had exercised their rights to convert and sold their underlying shares, they would have received for each convertible note approximately US$2.636. Moreover, if on such date holders had exercised the warrants and sold their underlying shares, they would have received another US$2.636 per share, paying the exercise price of US$1.2 per warrant. If all the holders of its convertible notes and warrants were to exercise their conversion and exercise rights, the amount of its shares outstanding would be increased to 578,971,665, and IRSA would receive cash proceeds of approximately US$60.3 million.

Alto Palermo Convertible Notes

On August 20, 2002, Alto Palermo issued US$50.0 million of unsecured convertible notes (the “Alto Palermo’s convertible notes”) in exchange for cash and the settlement of certain liabilities owed to its shareholders. Alto Palermo convertible notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of Alto Palermo’s common shares. As of September 30, 2006, as a result of conversions previously made, the outstanding principal amount of Alto Palermo’s convertible notes was US$47.2 million. In the event all the bondholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps.78.2 million) to 2,237.5 million (Ps.223.7 million). As of September 30, 2006, IRSA held US$31.7 million of Alto Palermo’s convertible notes.

Alto Palermo Unsecured Loan Agreement

On April 5, 2005, Alto Palermo borrowed Ps.50.0 million from Banco Rio de la Plata and Bank Boston N.A. Three of the four scheduled amortization payments of principal have already been made, reducing the outstanding principal amount to Ps.12.5 million which is due April 5, 2007. This loan currently bears interest at a variable rate (Encuesta) plus 3%.

Hoteles Argentinos

On March 23, 2005, Credit Suisse International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

March 15, 2008	US$	213
September 15, 2008	US$	225
March 15, 2009	US$	239
September 15, 2009	US$	253
March 15, 2010	US$	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7%.

In addition, IRSA and Credit Suisse International entered into a credit default swap agreement which, among other stipulations, secures payment of Hoteles Argentinos’ indebtedness and provides that, in the event of default, IRSA will be required to acquire the loan. Simultaneously with the amendment of Hoteles Argentinos’ loan agreement, IRSA amended the credit default swap with Credit Suisse International. Thus, IRSA would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder in Hoteles Argentinos, which has also been instrumented through a credit default swap. To secure performance of its obligations under the agreement with Credit Suisse International, IRSA made an escrow deposit of US$1.2 million.

Creation of a Global Note Program

On October 31, 2006 IRSA`s shareholders approved the creation of a Global Note Program for up to US$ 200,000,000 (or its equivalent in other currencies). This program was approved by the Comisión Nacional de Valores on December 7, 2006 by Resolution No. 15,529. IRSA is analyzing the issuance of notes under this Program in the near future.

IRSA’s Capital Expenditures

During the fiscal year ended June 30, 2006, IRSA had capital expenditures of Ps.116.2 million. IRSA made investment in fixed assets of Ps.54.1 million primarily in shopping centers totaling Ps.33.6 million and in the hotel segment of Ps.20.1 million. IRSA also invested Ps.62.1 million in undeveloped parcels of land primarily from Alto Palermo.

During the fiscal year ended June 30, 2005, IRSA had capital expenditures of Ps.80.0 million. IRSA made investments in fixed assets of Ps.79.3 million, primarily in shopping centers totaling Ps.50.9 million and in the acquisition of Bouchard 710 for Ps.20.4 million. IRSA also invested Ps.0.7 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2004, IRSA had capital expenditures of Ps.26.9 million. IRSA also made investments in fixed assets of Ps.26.4 million primarily in shopping centers of Ps.21.7 million and in the Llao Llao Hotel of Ps.3.3 million. IRSA also invested Ps.0.6 million in undeveloped parcels of land.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps. 22.9 million, Ps. 11.2 million and Ps. 8.1 million for the fiscal years 2006, 2005 and 2004 respectively. Total technology investments aimed at increasing the productivity of purchased land amounted to Ps. 104.7 million from fiscal year 1995.

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

The following table shows the breakdown of the amount of hectares owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2004(1)		2005(1)		2006(1)
	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased
Crops	13,351	9,766	19,994	16,299	20,018	17,004
Cattle	125,598	—	126,879	—	97,299	3,425
Milk	820	—	1,583	—	1,505	—

(1)	Does not include the hectares of Agro-Uranga S.A.
(2)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

During the fiscal year a total 17,004 hectares were leased from third parties for agricultural production, most of them at a fixed price prior to harvest. Only a small percentage were crop sharing agreements.

Due to the rise in the price of land, the company adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins. For the 2006/2007 seasons, lease contracts were signed amounting to 22,222 hectares of agricultural production.

Crops. sales increased by 99.6%, from Ps. 30.9 million in fiscal year 2005 to Ps. 61.7 million in fiscal year 2006. The 86.2% increase in the volume of sales, from 88,123 tons to 164,104 tons, was accompanied by a 7.2% increase in unit price in fiscal year 2006 compared to the price for fiscal year 2005. The average price per ton sold was Ps. 376 compared to Ps. 351 in the prior fiscal year.

Crop production decreased by 28.7%, from 149,785 tons in fiscal year 2005 to 106,867 tons in fiscal year 2006 (the production of sunflower increased by 45.3% and wheat, corn and soybean decreased by 8.1%, 52% and 12.2%, respectively). The total sown surface area increased from 36,293 hectares in fiscal year 2005 to 37,022 in fiscal year 2006. The leased sown surface area increased from 16,299 hectares in fiscal year 2005 to 17,004 hectares in fiscal year 2006 and the Company’s own sown surface area increased 19,994 hectares in fiscal year 2005 to 20,018 hectares in fiscal year 2006.

The cost of sales of crops increased from Ps. 21.3 million in fiscal year 2005 to Ps. 50.6 million in fiscal year 2006. This rise is attributable mainly to a larger sales volume coupled with an increase in the average level of commodity prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2006. The cost of crop sales as a percentage of overall sales increased by 69.0% to 82.1% in fiscal year 2006. Direct costs per produced ton were greater in fiscal year 2006 due to the level of crop production, which as a result of the drought, were lower than the past fiscal year. The production costs per produced ton increased to Ps. 345 in fiscal year 2006 from Ps. 225 in fiscal year 2005.

Sales of beef cattle decreased by 8.5%, from Ps. 36.8 million in fiscal year 2005 to Ps 33.7 million in fiscal year 2006. The 17.0% decrease in the volume of sales was offset by a 10.3% increase in the price per ton sold. The volume of sales decreased from 17,783 tons to 14,762 tones, whilst the sale price increased from Ps. 2.07 per kilogram in fiscal year 2005 to Ps. 2.28 per kilogram in fiscal year 2006. Average cattle stock decreased from 96,231 in fiscal year 2005 to 91,500 in fiscal year 2006 and the total production of beef cattle decreased by 8.0%, from 10,657 tons in fiscal year 2005 to 9,803 tons in fiscal year 2006. This decline was caused by the drought that affected the supply of grazing land in those areas where we produce meat at a lower price, accompanied by a lower number of cattle head finished in feedlots. The number of our own hectares used in the production of beef cattle decreased from 126,879 hectares in fiscal year 2005 to 97,299 hectares in fiscal year 2006. This decrease was caused by the sale of the Ñacurutú and El Gualicho farmlands, partially offset by acquisition of San Pedro farmlands and the shift of hectares of land reserve to cattle raising hectares in the Los Pozos farmlands.

Cost of sales for beef cattle decreased by 4.2% from Ps. 32.8 million in fiscal year 2005 to Ps. 31.4 million in fiscal year 2006. This decrease mainly corresponds to a lower volume of meat sales, to a lower level of beef cattle production of 8.0% with respect to the past fiscal year as a consequence of the drought that affected cattle raising areas in the country, and to an impact of a lower quantity of beef cattle finished in the feedlot, offset to a smaller extent by higher average cattle prices over a lower position of stock at the end of this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 89.1% in fiscal year 2005 to 93.3% in fiscal year 2006. The cost for each ton sold also increased from Ps. 1,846 in fiscal year 2005 to Ps. 2,130 in fiscal year 2006.

Sales of milk increased by 127.9%, from Ps. 3.5 million in fiscal year 2005 to Ps. 7.9 million in fiscal year 2006 mainly due to a 99.5% rise in production volume, from 7.3 million liters in fiscal year 2005 to 14.6 million liters in fiscal year 2006, largely as a result of the incorporation of our milk parlor in El Tigre farm and in a lesser extent by a change in the feed system as a consequence of the drought. Price levels increased by 14.2% from Ps. 474 per thousand liters of milk in the past fiscal year to Ps 541 per thousand liters of milk in fiscal year 2006. On March 1, 2005 we opened a large-scale milk parlor in El Tigre farm equipped with cutting edge technology. We increased production capacity to 36,000 liters a day. We project this business to post higher yields than the agricultural business. The investment made in this business amounted to approximately U$S 1.0 million.

The cost of sales of milk increased by 179.0% from Ps. 2.1 million in fiscal year 2005 to Ps. 5.8 million in fiscal year 2006. This increase is attributable to a greater level of production and sale of milk in this fiscal year, to the positive effect resulting from the reclassification of dairy cattle in the previous fiscal year, coupled with the negative impact of larger supplementary feeding costs due to the drought that took place during this fiscal year. Another factor that led to the rise in costs this year was the increase in costs for the incorporation of the development milk parlor of El Tigre farm which only generated revenue in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps. 286 in fiscal year 2005 to Ps. 401 in fiscal year 2006.

The following table presents data for different business segments:

	Total sales
	Year ended June 30,
	2004(1)		2005(1)		2006(1)
	(Ps. 000)%		(Ps. 000)%		(Ps. 000)%
Crops:
Wheat	5,613	8.1	4,708	6.0	4,980	4.4
Corn	6,177	8.9	7,813	10.0	18,438	16.4
Sunflower	1,885	2.7	1,519	1.9	3,846	3.4
Soybean	11,375	16.3	15,116	19.4	31,384	27.9
Other	1,788	2.6	1,737	2.2	3,012	2.7
Total crops	26,838	38.5	30,893	39.5	61,660	54.8

Beef-cattle	27,724	39.8	36,827	47.1	33,713	30.0
Milk	3,192	4.6	3,463	4.4	7,892	7.0
Feed lot	7,120	10.2	2,130	2.8	2,721	2.4
Other	4,779	6.9	4,860	6.2	6,354	5.7
Total Sales	69,653	100.0	78,173	100.0	112,341	100

(1)	Does not include the production of Agro-Uranga S.A.

	Sales volume
	Year ended June 30,
	2004(1)	2005(1)	2006(1)
Crops (tons):
Wheat	16,073	16,266	15,842
Corn	23,860	32,516	74,575
Sunflower	3,095	2,504	6,708
Soybean	19,089	29,509	62,162
Other	2,281	7,328	4,817
Total crops	64,398	88,123	164,104
Beef-cattle (tons)	14,725	17,783	14,762
Milk (thousand liters)	6,731	7,312	14,588

(1)	Does not include the production of Agro-Uranga S.A.

	Average selling price
	Year ended June 30,
	2004(1)	2005(1)	2006(1)
Price per ton:
Wheat	349	289	314
Corn	259	240	247
Sunflower	609	607	573
Soybean	596	512	505
Beef-cattle (per ton)	1,883	2,071	2,284
Milk (thousand liters)	474	474	541

	Revenues & Margin[a]
	Year ended June 30,
	2004(1)		2005(1)		2006(1)
	(Ps. 000)	(%)	(Ps. 000)	(%)	(Ps. 000)	(%)
Crops	11,433	46.6	9,566	51.7	11,054	55.2
Beef-cattle	6,643	27.1	4,007	21.6	2,275	11.4
Milk	1,884	7.7	1,368	7.4	2,047	10.2
Feed lot	935	3.8	275	1.5	403	2.0
Other	3,655	14.8	3,299	17.8	4,241	21.2
Total	24,550	100.0	18,515	100.0	20,020	100.0

(a)	This table does not contemplate the gross sales tax on the different segments.

Product Prospects

Wheat

The USDA projects a global production of 598 million tons of wheat in the 2006/07 season - a 3% lower production than the prior season. The drop in the world harvest is based on the hot and dry weather conditions experienced by major producers. This includes a decline of 6.75 million tons in the European Union, 1 million tons in Canada and 800 million tons in Argentina (currently 13.5 million), which could not be offset with the additional one million tons that Russia and Ukraine will produce. At the time being, no changes have been introduced for Australia. Global consumption will also evidence a decrease of almost 2 million tons due to the fact that high prices of wheat encourage the substitution for other grains for animal feed in Eastern Europe. Consequently, final stocks will decrease by 4.8 million, amounting to 128.4 million tons in the aggregate (4%).

As regards Argentina, the USDA projects a production of 13.5 million tons for the 2006/07 season - an 8% higher production than the prior season. It is estimated that the total surface area sown will be

5.30 million hectares - 8% higher than the previous year. The estimated yield is 2.55 tons per hectare, exceeding the 2.43 average of the five years but equal to last year.

Corn

The USDA projects a corn world production of 689.3 million tons for the 2006/07 season – a production slightly lower than the 692 million tons last year. It estimates that world consumption will be 723.5 million tons, which represents a 4% increase compared to the last year – basically due to the rise in U.S. consumption – and that there will be a 27% reduction in world stocks , which accounts for 98 million tons.

As far as Argentina is concerned, the USDA projects an 8% increase in the sown surface area. In addition, yields are expected to improve, thus the estimated production would reach 17.5 million tons. It is expected that exports will reach 11 million tons (compared to 10 million of the last season), which would represent 14% of exports around the world.

The growing demand for corn destined to the manufacture of ethanol (alcohol) in the U.S. brought about an upward demand curve as a new market for an old product surged. The existing links within the agricultural markets have an impact on Argentina, giving rise the to expectations of recovery of the sown surface area that has seen a downtrend, as a result of the high costs involved in the sowing of corn.

Soybean

In the case of soybean, the USDA projects a global production of 217.7 million tons for the 2006/07 season, 2.4 million tons down from last year. In the United States, a significant drop in supply was projected, with the lowest stocks and a lower production of 79.69 million tons, 4.3 million tons down from last season. Final stocks worldwide are estimated at 50 million tons, a 4.8% decrease compared to the last year due to the expected lower global production and the greater consumption.

Production for the 2006/07 season in Argentina is estimated at 41.3 million tons, a 2% increase compared to the last season. This is due to an increase in the sowed area that, according to USDA projections, will reach 15.4 million hectares, a 3% increase compared to the previous year. The soybean sowed area has experienced a sustained growth since 1980 and is expected to continue growing due to the great profitability thereof and the results achieved by biotechnology. The USDA estimates the profitability of soybean at 2.7 tones per hectare, without any change compared to the two prior seasons. As it relates to milling, the USDA maintains there is a potential for considerable growth, estimating 33 million tons for the 2006/2007 seasons.

Sunflower

Global production for the 2006/07 season is expected to reach 28.7 million tons, a 2.8% decrease from last season. Medium term prospects are for an increase in consumption of vegetable oil and a possible demand for oil to be used in biofuels. In this scenario, prospects for sunflower and soybean production in Argentina are favorable. On the other hand, the new regulations on the labeling of products made with hydrogen oil create higher expectations for the demand of high oleic sunflower. This new market is increasing gradually and the current surcharge makes it interesting to sow sunflower.

In Argentina, there was an increased interest in oilseeds, which was reflected in a greater sowed area, as a result of the high prices of seeds and oil. Accordingly, the sowed area is expected to reach 2.3 million hectares in the 2006/07 season. As projected by the USDA, production for the referred season will be 4.0 million tons, the best production achieved in the last seven years.

Beef Cattle

With the worldwide restrictions on the export of beef resulting from the outbreak of diseases such as the bovine spongiform encephalopathy (BSE) and the foot and mouth disease in some countries, this year’s fall in foreign trade was deepened by the six-month ban on beef exports imposed by the Argentine government in March 2006. While in November 2005 the USDA forecasted a 3% increase in 2006 worldwide exports, it now estimates a 2% reduction, compared to the previous year.

According to the report issued by the USDA, the 2006 economic growth will continue fostering investment in the livestock sector and increasing consumer demand. As a result, in 2006, both beef cattle production and beef consumption will increase by 3%. Production is expected to increase by 3% in Brazil, around 1% in the European Union, 5% in the United States and 6% in China.

On the other hand, in case of Argentina, the USDA projects a 3% decrease in production -due to restrictions on beef exports – and a considerable drop in exports (34% compared to 2005), amounting to 500 thousand tons for the 2006/2007 seasons.

Milk

The global milk production is expected to increase by 2.6% in 2006, a percentage similar to last year, due to high international prices. This means that the increase in the global production of dairy farm products per capita shall remain at 1.4 – 1.5%, a high percentage compared to the majority of the other agricultural commodity sectors.

In Argentina, milk production is expected to increase by 4.5% in 2006, compared to 4.9% in the previous year, mainly as a result of the increase in international prices and the peso devaluation that took place at the beginning of the decade. Investments in the manufacturing sector are placing Argentina in a leading position in the international export markets, especially in the whole dry milk industry and, increasingly, in the cheese sector. However, taxes on exports (recently reduced from 15 to 10% for dry milk, and from 10 to 5% for cheese) are not only restricting internal prices, but also the possibilities for a subsequent growth in exports.

IRSA

Since December 2000 and pursuant to our strategy of diversifying our business activities, we have been investing in IRSA permanently.

E. OFF-BALANCE SHEET ARRANGEMENT

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with the Company is a party that are not currently reflected on our balance sheet.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2006:

	Payments due by period (In million of Pesos) (3)
Detail	Total		Less than 1 year		1-3 year		3-5 year	More than 5 years
Short-term debt
Convertible Notes accrued interest	0.	82	0.	82		—	—	—
Management fee payable(1)	3.	07	3.	07
Long-term debt
Convertible Notes(2)	78.	15		—	78.	15	—	—
Principal
Total	82.	04	3.	89	78.	15	—	—

(1)	Do not accrue interest rates.
(2)	Accrued an annual fixed interest rate of 8%.
(3)	Does not include an accrued interest.

G. SAFE HARBOR

This section is not applicable.

Item 6. Directors, Senior Management and employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of directors

We are managed by a board of directors, which consists of nine directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on October 22, 2004, November 29, 2005 and October 31, 2006 for terms expiring in the years 2007, 2008 and 2009, as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the board of directors	06/30/08	11/29/05	1994
Saúl Zang	12/30/1945	First vice-chairman of the board of directors	06/30/08	11/29/05	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman of the board of directors and CEO	06/30/07	10/22/04	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/07	10/22/04	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/09	10/31/06	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/07	10/22/04	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/07	10/22/04	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/09	10/31/06	2006
Salvador D. Bergel	04/17/1932	Alternate director	06/30/08	11/29/05	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/08	11/29/05	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/08	11/29/05	1999

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Alto Palermo, Shopping Alto Palermo S.A., Consultores Asset Managament and Banco de Crédito & Securitización. He is also vice-chairman of Banco Hipotecario S.A. among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of Alto Palermo, Puerto Retiro and Fibesa; and director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of Alto Palermo and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario S.A., among others.

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

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our director chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, Member of the Supervisory Commitee of the J. Minetti S.A., alternate Director of J. Minetti S.A., alternate Member of the Supervisory Commitee of J.Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of Alto Palermo.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associated member of Zang, Bergel & Viñes law firm until June 2002, when he joined Cresud’s lawyers.

Employment contracts with our directors

We do not have employment contracts with our directors.

SENIOR MANAGEMENT

Appointment of the Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information about Senior Management

The following table shows information about our current senior management designated by a board of directors meeting held on December 20, 2004:

Name	Date of Birth	Position	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the board of directors	1994
Alejandro G. Elsztain	03/31/1966	Chief executive officer	1994
Gabriel Blasi	11/22/1960	Chief financial officer	2004
Alejandro Bartolomé	12/09/1954	Chief production officer	1996
David A. Perednik	11/15/1957	Chief administrative officer	1997
José Luis Rinaldini	08/14/1963	Chief subsidiaries supervisor	1995
Alejandro Casaretto	10/15/1952	Chief real estate officer	2000
Carlos Blousson	09/21/1963	Chief sales officer	2000

The following is a biographical description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at Austral University (IAE, Universidad Austral). He formerly worked as a senior securities trader at Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was a financial director of Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial director of IRSA and Alto Palermo.

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

SUPERVISORY COMMITEE

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

Information about Members of the Supervisory Committee

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on November 29, 2005:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia De Feo	10/07/1958	Alternate member

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of Alto Palermo, Shopping Alto Palermo and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of Shopping Alto Palermo, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados, affiliated with SC International. From 1974 to 1998, Mrs. Rigueira has held various positions in the medium size business auditing and consulting departments of Estudio Harteneck, López y Cía, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados, a member firm of SC International. He is also a member of the Supervisory Committee suplend of Alto Palermo and IRSA.
Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Shopping Alto Palermo, Inversora Bolivar S.A. and Baldovinos S.A.

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

At our shareholders meeting held on October 31, 2006 the shareholders approved an aggregate compensation of Ps. 1.62 million for all of our directors for the fiscal year ended June 30, 2006.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2006, further approved unanimously not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2006 was Ps. 2.0 million.

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

As of November 30, 2006 options to acquire 4,612,290 shares were exercised.

Benefit Plans

Voluntary compensation plan for key employees

The Company is planning to start during fiscal year 2007 a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by the Company.

The Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2,5% of their monthly salary and up to 15% of their annual bonus.

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions will initially flow to a special independent vehicle created and located in Argentina as a Common Investment Fund (Fondo Común de Inversión) to be approved by the Comisión Nacional de Valores (CNV). The Plan will fulfill all the Argentine requirements for this type of instruments. Such funds (including the rents derived thereof) will be freely redeemable upon request of the participants.

Funds arising out of our contributions under the Plan will flow to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may be, would have access to 100% of the benefits of the Plan (that is, the Company’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability;

•	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On December 15, 2006, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Gabriel Adolfo Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).The expiration date of the current term members is provided in Item 6.A and 6.B.

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2006, we had 366 employees, including the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Cervera S.A., Futuros y Opciones.com S.A. and Cactus Argentina S.A. but not those of Agro-Uranga S.A. Approximately 65% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage or labor unrest. We offer below a breakdown of the number of employees for our three more recent fiscal years ended in June.

	At June 30, 2006		At June 30, 2005		At June 30, 2004
Province	Regular, salaried	Temporary	Regular, salaried	Temporary	Regular, salaried	Temporary
Buenos Aires	99	4	93	2	79	13
Catamarca	12	4	11	1	10	2
Chaco	54	4	51	3	45	5
Córdoba	13	4	21	2	21	1
Entre Ríos	11	—	1	—	—	—
La Pampa	29	3	20	2	2	2
Salta	21	—	17	—	17	2
San Luis	39	3	31	5	36	5
Santa Fe	62	4	48	3	32	7

Total employees	340	26	293	18	242	37

E. SHARE OWNERSHIP

Share ownership of directors, members of the Supervisory Committee, members of the executive committee and senior management as of November 30, 2006.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, Supervisory Committee senior management and members of the audit committee as of November 30, 2006:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	35,467,651	16%
Saúl Zang	First vice-chairman	—	—
Alejandro G. Elsztain	Second vice- chairman / Chief executive officer	20	<0.01%
Clarisa Lifsic	Director	70,545	0.03%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.2%
Fernando A. Elsztain	Director	—	—
Pedro Damaso Labaqui Palacio	Director
David A. Perednik	Director / Chief administrative officer	—	—
Juan C. Quintana Terán	Alternate director	—	—
Salvador D. Bergel	Alternate director	—	—
Gastón A. Lernoud	Alternate director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	—	—
Alejandro Bartolomé	Chief production officer	10,000	<0.01%
José Luis Rinaldini	Chief subsidiaries supervisor	—	—
Carlos Blousson	Chief sales officer	0	0.00%
Alejandro Casaretto	Chief real estate officer	50,000	0.02%
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—

Executive Committee
Saúl Zang	Member
Eduardo S. Elsztain	Member
Alejandro G. Elsztain	Member

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 93,480,122, assuming full conversion of the 14,501,814 units of convertible notes and 14,956,919 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

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

In accordance to such extraordinary shareholders’ meeting, on February 13, 2002, options were granted to the beneficiaries as follows:

Name	Shares granted	Outstanding as of June 30, 2006
Alejandro G. Elsztain	2,073,437	—
Eduardo S. Elsztain	984,866	—
M. Marcelo Mindlin	246,217	—
Alejandro Cassaretto	200,000	—
Alejandro Bartolomé	200,000	—
Carlos Blousson	200,000	—
José L. Rinaldini	200,000	—
David A. Perednik	200,000	—
Saúl Zang	153,885	—
Clarisa Lifsic	153,885	—

Item 7. Major shareholders and related party transactions

A. MAJOR SHAREHOLDERS

Information about Major Shareholders

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of November 30, 2006 by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named senior managers;

•	each director; and

•	all current directors and senior managers as a group.

Directors	Position	Amount	Percentage
Eduardo S. Elsztain (1)	Chairman	35,467,651	16.0%
Saúl Zang	First vice-chairman	—	—
Alejandro G. Elsztain	Second vice-chairman / chief executive officer	20	<0.01%
Clarisa Lifsic	Director	70,545	0.03%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	1.2%
Fernando A. Elsztain	Director	—	—
Pedro Damaso Labaqui Palacio	Director
David A. Perednik	Director / chief administrative officer	—	—
Juan C. Quintana Terán	Alternate director	—	—
Salvador D. Bergel	Alternate director	—	—
Gaston A. Lernoud	Alternate director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	—	—
Alejandro Bartolomé	Chief production officer	10,000	<0.01%
José Luis Rinaldini	Chief subsidiaries supervisor	—	—
Alejandro Casaretto	Chief real estate officer	50,000	0.02%
Carlos Blousson	Chief sales officer	0	0.00%

Directors and Senior Management in the aggregate		37,461,583	22. %

Pension funds in the aggregate		10,926,157	4.9%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 93,480,122, assuming full conversion of the 14,501,814 units of convertible notes and 14,956,919 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

As of November 30, 2006, we had 221,702,745 shares outstanding, of which 13.48% were held in Argentina.

As of November 30, 2006, there were approximately 19,182,638 American Depositary Shares (representing 191,826,380 of our common shares, or approximately 86.52% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 50 registered holders represented by American Depositary Shares in the United States.

Except as set forth in the preceding table, we are not aware of the existence of other shareholders owning more than 5% of our capital stock.

Change in Capital Stock Ownership

	As of November 30, 2006	As of June 30, 2006	As of June 30, 2005	As of June 30, 2004	As of June 30, 2003
	%	%	%	%	%
Eduardo S. Elsztain (1)	16.0%	21.2%	17.3%	28.9%	49.7%
Pension Funds in the aggregate	4.9%	4.9%	7.1%	7.9%	11.7%
Directors and senior managers in the aggregate	16.1%	21.3%	17.5%	31.3%	53.1%

(1)	The number of shares beneficially owned by Mr. Eduardo S. Elsztain is 93,480,122, assuming full conversion of the 14,501,814 units of convertible notes and 14,956,919 units of warrants owned by Mr. Elsztain through Inversiones Financieras del Sur S.A.

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

As of November 30, 2006 our directors and senior managers controlled, directly or indirectly, approximately 16.1% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers hold 14,535,414 units of our convertible notes and 14,990,519 units of warrants. If our directors and senior managers convert all Convertible Notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 33.50%of our common stock.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

B. RELATED PARTY TRANSACTIONS

Headquarters

Saúl Zang, our first vice-president is also director of Inversora Bolívar S.A. and Alejandro Gustavo Elsztain, our second vice-chairman is the vice chairman of Inversora Bolívar S.A. In addition, Fernando Adrián Elsztain who is the chairman of Inversora Bolívar is also our director.

From December 2001 to December 2003 we subleased our headquarters from Alto Palermo. Eduardo S. Elsztain, our chairman is also the chairman of the board of directors of Alto Palermo. We paid a monthly rent of Ps. 2,541.

This subleased agreement was cancelled on February, 2004 and a new lease agreement was signed among us, Alto Palermo, IRSA and Isaac Elsztain e Hijos S.C.A. We have leased our executive offices located in Bolívar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 payable monthly. We, Alto Palermo and IRSA each pay one-third of such rent in an amount of Ps. 2,830 each.

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

Consulting Agreement

Pursuant to the terms of a Consulting Agreement with Consultores Asset Management S.A. (“CAM”) effective as of November 7, 1994, CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s First vice Chairman of the Board holds the other 15% of its capital stock.

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

Fees totaled Ps. 3.8 million, Ps. 8.5 million and Ps. 3.6 million for the years ended June 30, 2006, 2005 and 2004, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management S.A for the two fiscal years prior to such termination.

Donations to Fundación IRSA

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization, whose director is Eduardo S. Elsztain, a significant shareholder and the Chairman of the board of directors of the Company, and whose wife serves as the President of the not-for-profit organization.

During fiscal year ended June 30, 2006, the Company did not donate money paid to Fundación IRSA. However during the years ended June 30, 2005 and 2004, we paid Ps. 1.2 million and Ps. 1.1 million, respectively. In addition, as of June 30, 2006 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA in the amount of Ps. 1.6 million, which is included in “trade accounts payable”.

Agreement for Shared Corporate Services with IRSA and Alto Palermo

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration was implemented on June 30, 2003 by the Company, Alto Palermo and IRSA (the “Parties”). The areas now involved are Shared Corporate Services, Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations and Internal Audit, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separate assets and liabilities.

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

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and Alto Palermo. Our chairman is also chairman of IRSA and Alto Palermo and our vice-chairman is also vice-chairman of IRSA and Alto Palermo. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

The Share Services Agreement has been reported in a report on Form 6K dated July 1, 2004.

Legal services

During the years ended June 30, 2006, 2005 and 2004, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.6 million, Ps. 0.2 million and Ps. 0.1 million, respectively. Our first vice-chairman Saúl Zang and our director Salvador D. Bergel are partners of such law firm.

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

As of November 30, 2006 Inversiones Financieras del Sur S.A. held 16.0% of our common shares. Assuming Inversiones Financieras del Sur S.A. exercises its conversion rights of all of its Convertible Notes and Warrants, and no other bond holder exercises such rights, Inversiones Financieras del Sur S.A. would own 33.42% of our common shares. In case all bondholders exercise their conversion rights and Warrants, and Inversiones Financieras del Sur S.A. exercises them as well, Inversiones Financieras del Sur S.A. would own 29.1% of our common stock.

Acquisition of IRSA Units

During November and December 2002, we purchased 49.7 million Convertible Notes issued by IRSA and during July and November 2003, we purchased an additional 0.25 million Convertible Notes. The notes mature in 2007 and accrue interest semi-annually at 8% interest rate.

IRSA’s Convertible Notes - which were offered on October 15, 2002 for 100 million units consisting of U$S 100.0 of 8% convertible notes due 2007- are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant.

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

In February 2006, the Company purchased 5.0 million of convertible notes issued by IRSA for 9.2 million ordinary shares.

In April 2006, the Company purchased 16.0 million of convertible notes issued by IRSA for 29.3 million ordinary shares.

As of November 30, 2006 we owned 26.5% of IRSA’s common shares. Assuming we exercise our conversion rights of all our IRSA’s Convertible Notes and no exercise of such rights by any of other IRSA’s bondholders as of that date, we would own 30.04% of IRSA’s common shares. In the case all bondholders exercise their conversion rights and we exercise them as well, we would own 28.3% of IRSA’s common stock.

Assuming we exercise all of our IRSA’s warrants and Convertibles Notes and no other noteholders exercise such rights, as of November 30, 2006, we would own 38.16% or IRSA’s common shares. In the case all bondholders exercise their warrants and Convertibles Notes and we exercise them as well, we would own 34.3% of IRSA’s common stock.

Purchase of Cresud shares and notes by IFISA

Cresud Convertible Notes

During the fiscal year ended on June 30, 2006, IFISA converted 5.5 million Cresud Convertible notes resulting in 10.8 million Cresud common shares and 5.5 million warrants. During the same period IFISA purchased 0.5 million Cresud warrants. Subsequently, 6.0 million warrants were exercised resulting in 11.9 million Cresud common shares.

On December 22, 2005 the Board of Directors of Inversiones Financieras del Sur S.A. (IFISA) approved the distribution of dividends in kind of 3.5 million Convertible Notes of Cresud, as provided by the applicable law and its memorandum of incorporation. These assets were available for distribution during January 2006.

In October 2006, IFISA converted 0.5 million Notes into 0.9 million Cresud common shares and 0.5 million warrants were added to IFISA portfolio.

Cresud Shares

During the fiscal year ended on June30, 2006, 22.7 million Cresud common shares were credited from the conversion of 5.5 million Cresud Convertible Notes and from the exercise of 6.0 million warrants, of which the net of 4.6 million Cresud common shares were sold.

On October 18, 2005 Refco filed for Chapter 11 bankruptcy protection and informed of a deal to sell its brokerage business to private investors. In connection therewith, IFISA acknowledged that Refco had disputed the ownership of its account assets.

IFISA had an equity financing with Refco, dated August 10, 2005. 0.86 million Cresud ADRs and 2.5 million IRSA Convertible Bonds were placed as a collateral.

On July 17, 2006, IFISA has duly asserted the Proof of Claim against Refco for a total amount of $10.8 million.

On October 10, 2006, Marc S. Kirschner as the chapter 11 Trustee of Refco (the “Trustee”), informed the customers that he is planning to liquidate substantially all of the Refco securities portfolio, by soliciting bids from multiple independent/dealers and by other means consistent with good market practice. The Trustee may also elect to solicit additional bids from former Refco customers for particular securities, provided however, that neither the Trustee nor Refco shall have any obligation to contact IFISA when selling the above mentioned securities.

In timely manner, IFISA expressed its willingness to acquire the securities that were formerly in IFISA´s account at REFCO that included, among others, 860,000 of Cresud ADRs. Nevertheless, IFISA was not able to buy the Cresud ADRs from the Trustee.

Subsequently to the fiscal year ended on June 30, 2006, IFISA sold the net of 3.7 million Cresud common shares, and 0.9 million Cresud common shares were added from the conversion of 0.5 million Cresud Convertible Notes.

As of November 30, 2006, IFISA owned 35.5 million Cresud’s common shares, representing 16% of total outstanding shares, 14.5 million Cresud Convertible Notes, representing 58.4% of total outstanding Convertible Notes, and 0.5 million warrants. On a fully diluted basis, considering the full conversion of outstanding convertible notes and the full exercise of the warrants, total ownership of IFISA in Cresud was 29.1% as of November 30, 2006.

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

Inversiones Ganaderas S.A.’s legal or arbitration proceedings

The following, is a description of the material legal proceedings to which Inversiones Ganaderas S.A. (“IGSA”) is a party. IGSA is not engaged in any other material litigation or arbitration and no other material litigation or claim is known to IGSA to be pending or threatened against IGSA or its subsidiaries. Nevertheless, IGSA may be involved in other litigation from time to time in the ordinary course of business.

“Damages and Losses” lawsuit

Exagrind S.A. (“Exagrind”) has filed a lawsuit against IGSA on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps. 2.9 million at the date the claim was filed.

As the lawsuit was wrongfully notified by Exagrind, IGSA requested to proper notification and the suspension of all the lawsuit deadlines. The judge agreed to admit IGSA’s petition. In response Exagrind requested that the judge revoke such resolution. The judge granted this request and also found the claim had not been answered by IGSA.

Finally, IGSA filed an extraordinary appeal with the Supreme Court of the Province of Catamarca, requesting to be given the remaining term to answer the lawsuit. The reason for such request is that, at the time the judge revoked his decision to postpone the terms to answer the claim until a new notice was dispatched to IGSA, the original legal term to answer the claim had not yet expired.

The management of IGSA is awaiting the decision of the Supreme Court of the Province of Catamarca.

IRSA’s and Alto Palermo’s legal or arbitration proceedings

The following is a description of certain material legal proceedings to which IRSA or its subsidiary Alto Palermo are a party. IRSA or Alto Palermo are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to IRSA to be pending or threatened against IRSA, Alto Palermo or their subsidiaries. Nevertheless, IRSA or Alto Palermo may be involved in other litigation from time to time in the ordinary course of business.

Puerto Retiro

On November 18, 1997, in connection with IRSA`s acquisition of its subsidiary Inversora Bolívar (Perez Companc´s real estate subsidiary), IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased IRSA`s interest in Puerto Retiro to 50.0% of its capital stock.

On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Federal Government seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”).

In 1991, Indarsa had purchased 90% of Tandanor, a formerly government owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina.

The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this, , through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons. In particular, the Argentine Government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

On April 18, 2001, the trial began, and a measure prohibiting its disposition of this plot of land is still in effect. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps. 46.5 million, as of June 30, 2006, would be lost. As of September 30, 2006, IRSA had not established any reserve in respect of this contingency.

Llao Llao Holding S.A.

Llao Llao Holding S.A. purchased Hotel Llao Llao in November, 1997, from the National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, IRSA deposited a payment of Ps.7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB - FRB L+13/16 2005 having a total principal amount of US$4.12 million. The total amount paid on that date was Ps.9.15 million.

On June 30, 2004, the plaintiff filed a brief rejecting IRSA`s payment as a partial payment and requested that the court determine when final payment of the total debt should be paid. The trial court pesified the sum outstanding of plaintiff’s credit to IRSA and the plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the sum due was payable in U.S. Dollars. IRSA have appealed this decision but the appellate court declared it inadmissible. IRSA appealed before the Federal Supreme Court and the final decision is still pending.

As of June 30, 2006, IRSA had established a reserve in the amount of Ps.4.5 million which IRSA determined by calculating the difference between the amount claimed for compensatory and punitive interest (US$3.8 million) and the amount IRSA have deposited in favor of the National Parks Administration (Ps7.19 million). In addition, as of such date IRSA had established an additional reserve of Ps.1.9 million to cover its possible liability for the fees of the plaintiff’s attorneys.

Neuquén Project

On July 6, 1999, Alto Palermo acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters on which Alto Palermo seeks to build a shopping center. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. Alto Palermo paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. Alto Palermo did not pay the balance of the purchase price, and on August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against Alto Palermo seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, Alto Palermo answered the complaint and raised several defenses including, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. Alto Palermo also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to Alto Palermo’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus Alto Palermo’s contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and Alto Palermo. If we cannot reach agreement with the former owners of Shopping Neuquén, Alto Palermo would be compelled to pay the sum the court determines. As of September 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid.

Legal issues with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On June 25, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. Alto Palermo filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible Alto Palermo will file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disproved by the City Council, such agreement will be void.

Dividends and dividend policy

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

In the past, we paid dividends in cash with an average of Ps. 0.028 per share. As the result of the year ended June 30, 2002 was a Ps. 39.6 million loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

On May 2, 2006, we entered into a loan agreement with Credit Suisse for a total consideration of US$ 8 million (the “Loan Agreement”). The term of the Loan Agreement is 30 months, and the interest rate is 3-month LIBOR plus 375 basis points. The Loan Agreement has a collateral of US$ 10 million IRSA`s Convertible Bonds that were replaced for 1,834,860 of IRSA’s ADRs. The proceeds have been fully applied to the subscription of BrasilAgro’s shares.

Under this Loan Agreement there are some restrictions on the payment of dividends. We can pay or distribute, directly or indirectly, whether in cash or other property or in obligations to any other person up to USD 5,000,000 for any calendar year:

•	any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our stockholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our stockholders as such; or

•	in return of any irrevocable equity contributions or in payment of interest other.

The shareholders meeting held on October 31, 2006 approved the distribution of a cash dividend of Ps. 5.5 million, or Ps. 0.0248per share (0.248 per ADS), previous deduction of 5% of our legal reserve.

The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share of common stock each year since 1996. Amounts in Pesos are presented in historical Pesos as of the respective payment dates. See “Exchange Rates”.

Year declared	Total per share[b]
(Pesos)
1996	—
1997	—
1998	0.099
1999	0.092
2000	0.011
2001	0.030
2002	—
2003	0.012
2004	0.020
2005	0.059
2006	0.024

(b)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Rates”.

Although we hope to distribute cash dividends in the future, we cannot assure you that we will be able to do it.

B. SIGNIFICANT CHANGES

BrasilAgro has acquired its first properties: the Sao Pedro farm, with a surface area of 2,443 has. in Chapadao do Sul (MS) for Reais 9.5 million (approximately US$ 4.7 million) and “Cremaq” with a surface area of 32,375 ha. in Bahía Grande do Ribeiro (Piaui) for Reais 42.1 million (approximately US$ 19.7 million), both with huge potential for appreciation.

As of August 28,2006, Inversiones Ganaderas S.A. (“IGSA”), a Cresud subsidiary, executed on a preliminary purchase and sale agreement for 1,800 hectares at El Recreo farm owned by IGSA, for US$ 0.3 million. The Company has collected US$ 0.05 million as a down payment. This sale has not yet been reflected in the financial statements as possession over the acquired lot has not yet taken place.

As of October31 ,2006 the General Ordinary Shareholders’ Meeting of Cresud approved the distribution of a cash dividend in the amount of Ps. 5.5 million by majority vote. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured unconvertible Notes for a principal amount of up to US$ 50 million or its equivalent in other currencies, in accordance with the provision of Law No.23,576 (Negotiable Obligations Law), as amended and supplemented.

As of November 30, 2006, 25,182,860 Convertible Notes were converted into 49,592,029 ordinary shares. During the same period 24,286,226 warrants were exercised, resulting in the issuance of 47,826,324 ordinary shares. As of November 30, 2006, 221,702,745 shares were outstanding.

Item 9. The offer and the listing

A. INFORMATION ON THE LISTING OF OUR STOCK

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange and NASDAQ.

Our authorized capital stock consists of 221,702,745 shares of common stock, Ps. 1.0 par value per share.

As of November 30, 2006, our outstanding capital stock consisted of 221,702,745 shares of common stock. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) we had 24,817,140 convertible Notes and 25,713,774 warrants outstanding.

The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and non assessable. As of November 30, 2006, there were approximately 1,230 holders of all of our common stock.

The description of the material terms of our capital stock is subject to our certificate of incorporation and by-laws, which are included as exhibits this Form 20-F forms a part, and the provisions of applicable Argentine law.

Price history of our stock on the Buenos Aires Stock Exchange

Our common shares are listed and traded on the Buenos Aires Stock Exchange under the trading symbol “CRES”. Our shares began trading on the Buenos Aires Stock Exchange on December 12, 1960. The following table shows, for the calendar periods indicated, the high and low closing sales price of our common shares on the Buenos Aires Stock Exchange. On November 30, 2006, the closing price for our common shares on the Buenos Aires Stock Exchange was, approximately, Ps. 5. 35 per share.

	Share Price in Pesos
	High	Low
Fiscal Year
2006	5.73	3.10
2005	4.91	2.88
2004	4.40	2.24
2003	2.73	1.48
2002	2.29	0.62

Fiscal Quarter
2006
4th quarter	5.73	3.73
3rd quarter	4.38	3.22
2nd quarter	3.93	3.10
1st quarter	4.03	3.19

2005
4th quarter	4.03	2.88
3rd quarter	4.91	3.79
2nd quarter	4.37	3.41
1st quarter	3.62	2.94

2004
4th quarter	3.52	2.54
3rd quarter	3.86	2.84
2nd quarter	4.40	2.58
1st quarter	2.65	2.24

2006
June	4.50	3.73
July	4.65	4.03
August	4.68	4.15
September	4.25	3.90
October	4.97	4.35
November	5.35	4.44

Source: Bloomberg.

Price history of our stock on Nasdaq National Market

Each of our American Depositary Shares represents 10 ordinary shares. Our American Depositary Shares are listed and traded on the Nasdaq National Market under the trading symbol “CRESY”. Our ADSs began trading on the Nasdaq in March 1997 and were issued by the Bank of New York Inc., acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the Nasdaq. On November 30, 2006, the closing price for our ADSs on the Nasdaq was, approximately US$ 10.60 per ADS.

	U.S. dollars per ADS
	High	Low
Fiscal Year
2006	19.45	10.12
2005	16.87	9.78
2004	14.91	7.74
2003	9.78	4.01
2002	9.44	5.06

	U.S. dollars per ADS
	High	Low
Fiscal Quarter
2006
4th quarter	19.45	12.10
3rd quarter	14.44	10.42
2nd quarter	13.71	10.12
1st quarter	13.97	11.10

2005
4th quarter	13.74	9.78
3rd quarter	16.87	12.93
2nd quarter	14.99	11.23
1st quarter	12.22	9.81

2004
4th quarter	12.54	8.38
3rd quarter	12.49	10.06
2nd quarter	14.91	9.04
1st quarter	9.29	7.74

2006
June	14.94	12.10
July	15.44	13.24
August	15.50	13.26
September	13.6	12.47
October	16.16	14.29
November	17.35	14.61

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

The MERVAL counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Buenos Aires Stock Exchange in an automated order-

matching system. The MERVAL guarantees the settlement of all trades executed in the Concurrent Market.

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

Information regarding the Buenos Aires Stock Exchange

	As of June 30, 2006	2005	As of December 31, 2004	2003
Market capitalization (Ps. Billon)	1,006.8	771.3	689.9	542.4
Average daily trading volume (Ps. Million)	74.0	74.6	52.6	34.0
Number of listed companies	105	104	107	110

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2006, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2006, approximately 10.20% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the

United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, a 38% increase through October 29, 2004, a 26.10% increase through October 24, 2005, and a 9.76% increase through October 27, 2006, also measured in Pesos. To control volatility, the Buenos Aires Stock Exchange operates a system by which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

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

Limitations on ownership of securities by non-resident or foreign shareholders

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

The requirements of Rule 4,350 and the Argentine corporate governance practice that the Company follows in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), the Company follows Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
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

Rule 4350(c)(2) - Executive Sessions of the board of directors.	In lieu of the requirements of Rule 4350(c)(2), the Company follows Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). The Company’s board of directors as a whole is responsible for monitoring the Company’s affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the Company. Also, it is mandatory for public companies to form a supervisory committee

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
(composed of “syndics”) which is responsible for monitoring legal compliance by the Company under Argentine law and compliance with its bylaws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 4350(c)(4) - Nomination of directors.	In lieu of the requirements of Rule 4350(c)(4), the Company follows Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), the Company follows Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the Company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter. We believe that we are in compliance with the requirements for audit committee charters provided for in the Sabarnes Oxley Act.

Rule 4350(d)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, the Company has a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10(A)-3(b)(1), one of which the Board has determined to be an audit committee financial expert. In addition, the Company has a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our by-laws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our by-laws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our by-laws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

Rule 4350(g) - Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), the Company follows Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our American Depostary Shares holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(h) - Conflicts of Interest	In lieu of the requirements of Rule 4350(h), the Company follows Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business.

D. EXCHANGE CONTROLS

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be carried out on the free exchange market where the Central Bank purchases and sells foreign currency.

Outflow and inflow of capital

Pursuant to the Argentine Foreign Investment Law No. 21,832, as amended, and the wording restated under Decree No. 1853/93, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree No. 616/2005, as amended, the Argentine Government imposed some restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, to wit:

(a)	The new indebtedness entered into the exchange market and the debt renewals by persons domiciled abroad entered into the exchange market must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to:

(i)	Foreign trade financing; and

(ii)	Primary public offering of debt instruments issued under the public offering procedure, listed on a self-regulated market.

A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from external debt; offers involving shares issued by companies domiciled in Argentina that are not listed on self-regulated markets, except where they are direct investments and other transactions that may imply the inflow of foreign currency or indebtedness of a resident towards a non-resident. However, the primary offers of debt instruments issued under the public offering system and listed on a self-regulated market are exempted from such requirements.

No prior authorization is required to purchase the Notes or to exercise the economic or corporate rights related the Notes.

Outflow of capitals, including the availability of cash or cash equivalents

Under Decree 260/2002, the Argentine Government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established some restrictions and requirements for foreign currency exchange transactions. Lack of compliance with requirements and conditions shall result in the application of sanctions established by the Criminal Law Exchange Regime.

Such regulations have been amended on several occasions, and therefore only the most relevant ones are mentioned below.

•	Individuals and legal entities domiciled in Argentina are authorized to purchase up to US$2,000,000 a month; such amount may be exceeded where the funds are purchased to make portfolio investments abroad in addition to the maximum amounts mentioned above, provided that the investments and their income are used within 360 days following access to the exchange market to repay principal and interest of financial debts abroad under securities issued abroad, syndicated financial loans abroad, financial loans granted by foreign banks, and other direct debts or debts secured by official credit institutions from abroad and provided that the conditions set forth in Communication “A” 4570 of the Central Bank are met.

•	The sale of foreign currency to persons domiciled abroad, with the exception of international institutions, exceeding US$5,000 must also be previously authorized by the Central Bank, unless the amounts used to purchase foreign currency (i) derive from payments to nonresidents made by residents ordering the transfer; and (ii) payment is made in connection with imports, services, income or other kind of commercial transfer whereby the resident had to resort to the exchange market pursuant to the regulations applicable to the referred payment.

•	Financial institutions must obtain prior authorization of the Central Bank to purchase any assets if the payment for such transaction is made against delivery of foreign currency or any foreign currency denominated asset that falls under the General Exchange Position or GEP of those financial institutions;

•	The new imports of assets must be fully paid in advance, irrespective of the kind of asset, as well as the debts for imports, irrespective of their maturity date;

•	Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree 739/2003 and Communication “A” 3940);

•	Nonresidents may have access to the exchange market for purposes of transferring funds to foreign currency-denominated accounts held with foreign banks that have been collected in Argentina when such funds derive from repayments of principal amounts of Argentine government securities issued in foreign currency;

•	No restriction is imposed on the payment abroad of services rendered by nonresidents, irrespective of the reference (freight, insurance, royalties, technical advice, fees, etc);

•	As from January 8, 2003, Argentine companies may freely transfer corporate income and dividends related to the audited financial statements of domestic companies without being required to obtain the prior authorization of the Central Bank, and transfers of funds abroad to pay reinsurance premiums shall be subject only to the issuance of an opinion by the Argentine Insurance Commissioner on the amount and reasons for such transfer.

Reporting requirements related on Direct Investments

On March 4, 2005, the Central Bank issued Communication “A” 4305 that contains the requirements about the information to be furnished on direct investments and real property investments made by nonresidents in Argentina and by residents abroad, that was implemented under Communication “A” 4237 in November 2004.

Direct Investments in Argentina made by nonresidents

Persons domiciled abroad must meet the reporting requirements if the amount of the investment in Argentina reaches or exceeds US$500,000 – measured in terms of the net value of the company where they hold an interest or the tax value of the property purchased. If no such amounts are reached, the reporting system is optional.

Under Communication “A” 4237, those reporting requirements must be met by companies in which non residents, or managers of real property belonging to nonresidents have interests.

Direct Investments made outside Argentina by Argentine residents

Argentine investors are required to meet the reporting requirements if the value of their investments abroad reaches or exceeds the equivalent to US$1,000,000, measured in terms of the net value of the company where they hold an interest or the tax value of the real property they own.

If the value of such investment abroad does not exceed the equivalent toUS$5,000,000, the report must not be made half-annually, but annually instead. If the investments do not reach the equivalent to US$1,000,000, fulfillment of reporting requirements is optional.

E. TAXATION

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. Dollar.

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

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ National Market), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of listed shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax.

Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation.

Gains on the sale or other dispositions of listed shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

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

The shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2005.

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

Tax on Credits and Debits in Bank Accounts

This tax is levied upon debits and credits in bank accounts and upon other transactions which, due to their special nature and characteristics, are similar or could be used in substitution for a checking account, such as payments on behalf of or in the name of third parties, procedures for the collection of securities or documents, drafts and transfers of funds made by any means, when these transactions are performed by local banks.

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognised as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originating from bank loans, and to transfers of cheques by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

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

F. DIVIDENDS AND PAYING AGENTS

On May 2, 2006, we entered into a loan agreement with Credit Suisse for a total consideration of US$ 8 million (the “Loan Agreement”). The term of the Loan Agreement is 30 months, and the interest rate is 3-month LIBOR plus 375 basis points. The Loan Agreement has a collateral of US$ 10 million IRSA`s Convertible Bonds that were replaced for 1.834.860 of IRSA’s ADRs. The proceeds have been fully applied to the subscription of BrasilAgro’s shares.

Under this Loan Agreement there are some restrictions on the payment of dividends. We can pay or distribute, directly or indirectly, whether in cash or other property or in obligations to any other person up to USD 5,000,000 for any calendar year:

•	any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our stockholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our stockholders as such; or

•	in return of any irrevocable equity contributions or in payment of interest other.

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

Foreign Exchange Risk

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

	As of June 30, 2006
	Expected contractual maturity date (Ps. Million)
	Average Interest Rate[1]	Total Long- Term Outstanding Debt 2006	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years
Long-Term Debt:
Fixed rate
Variable rate	9.01%
(US$. denominated) [3]		24,7			24,7
Fixed rate
(Ps.denominated)
Variable rate
(Ps.denominated)

Sensitivity to Exchange Rates and Interest rates

We estimate, based on composition of our balance sheet as of June 30, 2006, that every variation in the exchange rate of Ps. 0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps. 0.8 million of our consolidated financial indebtness.

We estimate, based on the current composition of our balance sheet as of June 30, 2006, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately Ps. 0.2 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. This analysis is based on the

[1]	Average interest rate means the weighted average prevailing interest rate as of June 30, 2006.
[3]	These figures were calculated based on the observed exchange rate published by the Central Bank as of 30 June , 2006 which was Ps. 3.086 = US$1.00.

assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

At June 30, 2006, we had outstanding futures and options as follows:

Crop	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/06 (Ps.)	Market Value (Loss) Gain as of 06/30/06 (Ps.)
FUTURES
Purchase
Corn	1,500	—	—	—	1,523

Sale
Corn	10,100	199,361	—	—	13,281
Soybean	21,900	667,074	—	—	(49,924)
U$S1	—	—	—	—	(143,608)

OPTIONS
Call Buy
Corn	30,099	—	374,963	195,970	(178,993)
Soybean	16,320	—	329,501	269,419	(60,082)

Call sale
Corn	14,986	—	(155,041)	(58,404)	96,637
Soybean	18,844	22,090	(216,753)	(177,491)	39,262
Wheat	6,800	—	(197,990)	(214,051)	(16,061)

Put Buy
Corn	14,280	(5,324)	150,351	124,763	(25,588)
Soybean	2,500	(2,376)	54,067	27,871	(26,196)
Wheat	6,800	—	147,731	110,355	(37,376)

Put Sale
Corn	14,986	—	(180,628)	(293,238)	(112,610)

Total	159,115	880,825	306,201	(14,806)	(499,735)

[1]	Corresponds to a future of 8,066,542 dollars. The loss generated as of June 30, 2006 is included in financial results of the income statement.

The deposits/cost on open futures and options as of June 30, 2006 were Ps. 880,825, and futures generated an unrealized loss of Ps. 178,728. The premiums paid for open options as of June 30, 2006 amounted to Ps. 306,201; the market value of such options was of Ps. (14,806). The options resulted in an unrealized loss of Ps. 321,007. The total unrealized loss on open futures and options was Ps.499,735 as of June 30, 2006.

Set forth below is the information regarding changes in the fair market value of future and option contracts at June 30, 2006:

Fair market value of contracts outstanding at the beginning of the year	Ps.	(640,526)
Contracts realized or otherwise settled during the year		640,526

Fair value of contracts when entered into during the year		1,187,026
Changes in fair values attributable to changes in valuation techniques and assumptions		—
Other changes in fair value		(499,735)

Fair value of contracts outstanding at the end of the year(a)		687,291

(a)	As of June 30, 2006, the maturity dates of all futures and option contracts are less than one year.

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

Futures and Options

Crop	Tons	Future Price (Pesos)	Total Amount (Pesos)	Strike Price (Pesos)	Premium Cost (Pesos/ Ton)	Hypothetical Market value (Ps.)	Unrealized (Loss) Earnings (Ps.)
Corn
Futures
Purchase	1,500	278	416,541			306.58	43,329
Sale	10,100	260	2,625,195			284.47	247,911

Options
Call Buy	30,099			(394)	(12)	0.00	(374,963)
Call Sale	14,986			372	10	0.00	155,041
Put Buy	14,280			(259)	(11)	(183.27)	(150,351)
Put Sale	14,986			299	12	0.00	180,628

Soybean
Futures
Sale	21,900	535	11,717,749			591.07	1,226,691

Options
Call Buy	16,320			(783)	(20)	0.00	(329,501)
Call Sale	18,844			851	12	40.80	216,753
Put Buy	2,500			(497)	(22)	(589.71)	(54,067)

Wheat
Options
Call Sale	6,800			504	29	0.00	197,990
Put Buy	6,800			(436)	(22)	0.00	(147,731)

			14,759,485				1,211,730

Item 12. Description of securities other than equity securities

This item is not applicable.

PART II

Item 13. Defaults, dividend arrearages and delinquencies

Defaults and partial waivers and debt agreements with IRSA’s creditors

Hoteles Argentinos S.A. mortgage loan

On March 23, 2005, Credit Suisse International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos, which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

March 15, 2008	US$	213
September 15, 2008	US$	225
March 15, 2009	US$	239
September 15, 2009	US$	253
March 15, 2010	US$	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7%. In addition, we entered into a credit default swap agreement with Credit Suisse International which, among other stipulations, secures payment of Hoteles Argentinos’ indebtedness and provides that, in the event of default, we will be required to acquire the loan. Simultaneous to the amendment of Hoteles Argentinos’ loan agreement, we amended the credit default swap with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder in Hoteles Argentinos, which has also been instrumented through a credit default swap. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

Item 14. Material modifications to the rights of security holders and use of proceeds

This section is not applicable.

Item 15. Controls and procedures

A. DISCLOSURE, CONTROLS AND PROCEDURES

As of the end of fiscal year 2006, we carried out an evaluation of the controls and procedures of our company with the participation of our chief executive officer and chief financial officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

The evaluation found no significant changes in our internal controls that materially affected, or is reasonably likely to materially affect our internal controls.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

This section is not applicable.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

This section is not applicable.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

This section is not applicable.

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

On December 15, 2006, our board of directors officially appointed Jorge Oscar Fernández, Gabriel Adolfo Reznik and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2006 and 2005, we were billed for a total amount of Ps. 0.34 million and Ps. 0.26 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During fiscal years ended June 30, 2006 and 2005, we were billed for a total amount of Ps. 0.03 million and Ps. 0.01 million respectively, for professional services rendered by our principal accountants mainly including fees related to security issuances, technical assistant and accounting certifications.

Tax Fees

During fiscal years 2006, and 2005, we were not billed for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal years ended June 30, 2006 and 2005, we were billed for a total amount of Ps. 0.004 million and Ps. 0.023 million respectively, for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-162.

ITEM 19. EXHIBITS

Index to Financial Statements (see page F-1).

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
3.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.4***	Agreement for the exchange of Corporate Service.

11.1****	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the registrant

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548).
**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-3 (File No. 333-90476).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 333-06548).
****	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRESUD S.A.

By:	/s/ Alejandro Elsztain
Name:	Alejandro Elsztain
Position:	Director and Chief Executive Officer
Date:	December 28, 2006

S-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

December 21, 2006

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2006		2005
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 18.f))	Ps.	25,997,361	Ps.	14,468,151
Investments (Notes 4.b), 7, 18.c) and 18.f))		6,223,788		59,978,002
Trade accounts receivable, net (Notes 4.c), 7 and 18.f))		11,084,617		9,788,312
Other receivables (Notes 4.d), 7 and 18.f))		22,744,963		22,214,019
Inventories (Note 4.e))		28,932,135		46,293,640

		94,982,864		152,742,124

Non-Current Assets
Other receivables (Notes 4.d) 7 and 18.f))		36,005,292		6,480,334
Inventories (Note 4.e))		62,712,423		53,223,179
Investments (Notes 4.b), 7 and 18.f))		505,423,985		394,899,782
Property and equipment, net (Note 18.a))		224,775,512		166,497,596
Intangible assets, net (Note 18.b))		23,581,646		—

Subtotal		852,498,858		621,100,891

Negative goodwill, net		(76,825,838)		(30,430,822)

Total Assets	Ps.	870,655,884	Ps.	743,412,193

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 18.f))	Ps.	26,438,528	Ps.	17,894,529
Short-term debt (Notes 4.g), 7 and 18.f))		66,421,573		11,499,782
Salaries and social security payable (Notes 4.h) and 7)		2,293,130		1,748,138
Taxes payable (Notes 4.i) and 7)		3,313,836		20,203,393
Other liabilities (Notes 4.j) 7 and 18.f))		3,442,024		14,634,298

		101,909,091		65,980,140

Non-Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 18.f))		835,292		—
Long-term debt (Notes 4.g), 7 and 18.f))		98,096,955		114,693,553
Taxes payable (Notes 4.i) and 7)		42,770,882		39,285,385
Other liabilities (Note 4.j) and 7)		434,309		1,000
Provision for lawsuits and contingencies (Notes 7 and 18.d))		183,893		104,198

		142,321,331		154,084,136

Total Liabilities		244,230,422		220,064,276

Foreign currency translation (Note 3.p))		(6,650,419)		—

Minority interest		559,871		276,947

SHAREHOLDERS’ EQUITY		632,516,010		523,070,970

Total Liabilities and Shareholders’ Equity	Ps.	870,655,884	Ps.	743,412,193

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2006		2005		2004
Sales
Crops	Ps.	61,659,566	Ps.	30,893,216	Ps.	26,838,376
Beef cattle		33,713,479		36,826,885		27,723,604
Milk		7,892,462		3,463,144		3,191,948
Feed lot		2,721,377		2,129,838		7,120,335
Others		6,353,777		4,859,931		4,778,545

Total sales		112,340,661		78,173,014		69,652,808

Cost of sales
Crops		(50,605,092)		(21,327,694)		(15,405,391)
Beef cattle		(31,438,868)		(32,819,805)		(21,080,583)
Milk		(5,845,360)		(2,094,975)		(1,307,963)
Feed lot		(2,318,102)		(1,855,279)		(6,185,770)
Others		(2,113,089)		(1,560,860)		(1,123,049)

Total cost of sales (Note 18.e))		(92,320,511)		(59,658,613)		(45,102,756)

Gross profit		20,020,150		18,514,401		24,550,052

Selling expenses (Note 18.g))		(10,097,600)		(6,595,641)		(4,903,065)
Administrative expenses (Note 18.g))		(11,560,307)		(7,271,279)		(5,740,114)
Net gain on the sale of farms		9,897,186		19,987,989		1,668,751
Unrealized gain on inventories		2,847,711		11,622,122		2,236,255

Operating income		11,107,140		36,257,592		17,811,879

Financial results, net: (Note 4.k))
Financial results generated by assets		33,859,684		72,275,349		19,739,830
Financial results generated by liabilities		(21,485,726)		(8,523,963)		(19,758,799)

Total financial results, net		12,373,958		63,751,386		(18,969)

Equity gain from related companies		22,140,997		28,087,632		26,669,884

Other expense, net:
Gain on sale of fixed assets		116,650		45,398		277,678
Donations		(1,600,000)		(1,900,000)		(706,200)
Shareholders personal assets tax and others		(1,884,244)		(3,210,784)		64,761

Total other expense, net		(3,367,594)		(5,065,386)		(363,761)

Management fee		(3,836,470)		(8,533,213)		(3,567,003)

Income before income tax and minority interest		38,418,031		114,498,011		40,532,030

Income tax expense (Note 12)		(5,431,831)		(37,787,594)		(8,570,269)
Minority interest		(102,924)		88,501		141,261

Net income for the year	Ps.	32,883,276	Ps.	76,798,918	Ps.	32,103,022

Earnings per share (Notes 3.t) and 13):
Basic net income per common share	Ps.	0.19	Ps.	0.49	Ps.	0.23
Diluted net income per common share		0.13		0.25		0.13

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 5)		Treasury stock		Inflation adjustment of common stock and treasury stock		Paid-in- capital		Total		Legal reserve		Retained earnings		Total
Balances as of June 30, 2003	Ps.	124,098,095	Ps.	572,437	Ps.	166,218,124	Ps.	89,991,775	Ps.	380,880,431	Ps.	5,833,163	Ps.	5,085,531	Ps.	391,799,125

Exercise of stock options		332,437		(332,437)		—		—		—		—		332,437		332,437
Conversion of notes into common stock		13,136,577		—		—		6,228,397		19,364,974		—		—		19,364,974
Exercise of warrants		12,965,710		—		—		10,102,928		23,068,638		—		—		23,068,638
Appropriation of profits resolved by the shareholders’ meeting held on October 31, 2003:
- Legal reserve		—		—		—		—		—		254,277		(254,277)		—
- Cash dividends (Ps. 0.01 per share)		—		—		—		—		—		—		(1,500,000)		(1,500,000)
Net income for the year		—		—		—		—		—		—		32,103,022		32,103,022

Balances as of June 30, 2004	Ps.	150,532,819	Ps.	240,000	Ps.	166,218,124	Ps.	106,323,100	Ps.	423,314,043	Ps.	6,087,440	Ps.	35,766,713	Ps.	465,168,196

Exercise of stock options		240,000		(240,000)		—		—		—		—		240,000		240,000
Conversion of notes into common stock		5,918,871		—		—		2,938,140		8,857,011		—		—		8,857,011
Exercise of warrants		6,092,889		—		—		4,826,490		10,919,379		—		—		10,919,379
Appropriation of profits resolved by Shareholders´ Meeting held on October 22, 2004
- Legal reserve		—		—		—		—		—		1,605,151		(1,605,151)		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		(3,000,000)		(3,000,000)
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders (Note 5)		—		—		—		(35,912,534)		(35,912,534)		—		—		(35,912,534)
Net income for the year		—		—		—		—		—		—		76,798,918		76,798,918

Balances as of June 30, 2005	Ps.	162,784,579	Ps.	—	Ps.	166,218,124	Ps.	78,175,196	Ps.	407,177,899	Ps.	7,692,591	Ps.	108,200,480	Ps.	523,070,970
Conversion of notes into common stock		29,151,389		—		—		15,957,556		45,108,945		—		—		45,108,945
Exercise of warrants		28,668,581		—		—		24,918,614		53,587,195		—		—		53,587,195
Appropriation of profits resolved by Shareholders´ Meeting held on November 29, 2005
- Legal reserve		—		—		—		—		—		3,839,946		(3,839,946)		—
- Cash dividends (Ps. 0.06 per share)		—		—		—		—		—		—		(10,000,000)		(10,000,000)
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders (Note 5)		—		—		—		(12,134,376)		(12,134,376)		—		—		(12,134,376)
Net income for the year		—		—		—		—		—		—		32,883,276		32,883,276

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	—	Ps.	166,218,124	Ps.	106,916,990	Ps.	493,739,663	Ps.	11,532,537	Ps.	127,243,810	Ps.	632,516,010

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2006		2005		2004
Cash flows from operating activities:
Net income for the year	Ps.	32,883,276	Ps.	76,798,918	Ps.	32,103,022
Adjustments to reconcile net income to net cash flows (used in) operating activities:
Income tax expense		5,431,831		37,787,594		8,570,269
Depreciation		5,112,088		4,169,139		3,567,504
Amortization of intangible assets		—		—		369,637
Minority interest		102,924		(88,501)		(141,261)
Equity gain from related companies		(22,140,997)		(28,087,632)		(26,669,884)
Unrealized gain on inventories		(2,847,711)		(11,622,122)		(2,236,255)
Net gain on the sale of farms		(9,897,186)		(19,987,989)		(1,668,751)
Gain on the sale of fixed assets		(116,650)		(45,398)		(277,678)
Accrual for management fees		3,073,950		8,239,263		1,537,173
Accrued expenses and allowance for doubtful accounts		10,940,250		14,743,900		6,634,767
Financial results		(6,663,008)		(9,594,906)		(10,246,273)
Gain from sale of non-current investments		(14,872,000)		(68,754,172)		—
Changes in operating assets and liabilities:
Decrease in current investments		7,262,688		4,101,258		11,551,129
(Increase) decrease in trade accounts receivable		(1,339,921)		(4,452,087)		2,411,916
Increase in other receivables		(27,029,018)		(2,805,944)		(13,578,079)
Decrease (increase) in inventory		9,940,625		(8,820,992)		(17,225,042)
(Decrease) increase in trade accounts payable		(4,833,940)		2,537,610		(3,732,327)
Decrease in salaries and social security payable and taxes payable		(18,293,933)		(6,445,800)		(4,508,493)
Increase in interest payable		10,292,047		11,010,444		10,589,741
Dividends collected		1,108,923		1,653,096		1,549,938
Increase (decrease) in other liabilities		415,721		(10,436,614)		1,118,196

Net cash used in operating activities		(21,470,041)		(10,100,935)		(280,751)

Cash flows from investing activities:
Net proceeds from sale of farms and other property and equipment		5,634,000		28,456,272		4,856,094
Collection of receivables from sale of farms		5,736,964		1,127,138		1,008,000
Acquisition of farms and other property and equipment		(55,770,620)		(25,959,614)		(15,189,386)
Decrease (increase) in convertible notes		—		93,528,147		(1,199,671)
Payments for business acquired, net of cash acquired		(1,857,985)		—		—
Increase in investments		(64,608,293)		(34,417,910)		(14,564,425)

Net cash (used in) provided by investing activities		(110,865,934)		62,734,033		(25,089,388)

Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		180,000		900,000		—
Exercise of warrants		53,587,195		10,919,379		23,068,638
Cash dividends paid		(10,000,000)		(3,000,000)		(1,500,000)
Proceeds from the exercise of stock options and subscription of treasury shares		—		240,000		332,437
Proceeds from short-term and long-term debt		83,957,134		44,356,365		6,757,677
Payments of short-term debt		(18,959,790)		(51,724,287)		(10,682,655)
Payment of seller financing		(16,514,000)		—		—
Debt issuance costs		—		—		(1,305,850)

Net cash provided by financing activities		92,250,539		1,691,457		16,670,247

Net (decrease) increase in cash and cash equivalents		(40,085,436)		54,324,555		(8,699,892)
Cash and cash equivalents as of the beginning of the year		67,462,486		13,137,931		21,837,823

Cash and cash equivalents as of year-end	Ps.	27,377,050	Ps.	67,462,486	Ps.	13,137,931

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2006		2005		2004
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	10,336,890	Ps.	4,679,210	Ps.	10,704,568
Income tax	Ps.	33,317,971	Ps.	980,679	Ps.	1,240,371
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	779,347	Ps.	1,108,210	Ps.	381,790
Conversion of notes into common shares	Ps.	45,108,945	Ps.	8,857,011	Ps.	19,364,974
Seller financing for acquisition of farms	Ps.	7,160,617	Ps.	—	Ps.	—
Application of advances from customers received for the sale of farms	Ps.	(2,055,200)	Ps.	—	Ps.	—
Increase in interest in IRSA by a decrease in non-current investments (conversion of IRSA convertible notes)	Ps.	66,338,239	Ps.	—	Ps.	—
Acquisition of subsidiary company through a decrease in non-current investments	Ps.	21,723,661	Ps.	—	Ps.	—
Increase in receivables from the sale of farms	Ps.	8,572,080	Ps.	8,004,677	Ps.	—

	2006		2005		2004
Acquisition of subsidiary company:
Fair value of non-cash assets acquired	Ps.	5,922,781	Ps.	—	Ps.	—
Fair value of non-cash liabilities assumed	Ps.	(317,165)	Ps.	—	Ps.	—
Net non cash assets acquired	Ps.	5,605,616	Ps.	—	Ps.	—
Less:
Cash acquired	Ps.	—
Net assets acquired	Ps.	5,605,616	Ps.	—	Ps.	—
Concessions rights	Ps.	23,581,646	Ps.		Ps.
Purchase price	Ps.	29,187,262	Ps.	—	Ps.	—
Surrender of IRSA’s convertible notes	Ps.	27,329,277	Ps.	—	Ps.	—
Purchase price paid	Ps.	1,857,985	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

1. Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company’s business operations are comprised of crop production, cattle raising and fattening, milk production, cattle feeding, certain forestry activities and brokerage activities. The Company is not in the land sales and development business; however, from time to time it sells properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

2. Preparation of financial statements

a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 17 to these consolidated financial statements.

As discussed in Notes 2.d) and 3.k), in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV regulations represents a departure from Argentine GAAP. However, such departures have not had a material effect on the accompanying consolidated financial statements.

On January 12, 2005 the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) approved Technical Resolution No. 22 “Agricultural Activities” (“RT 22”) which establishes specific measurement and disclosure provisions related to the Company’s business. This standard was approved by the CNV and will be mandatory for fiscal years beginning on January 1, 2006, accordingly it will be effective for the Company´s fiscal year ended June 30, 2007. The adoption of the standard will not have a material effect on the valuation of biological assets. However, it will require additional disclosures.

Adoption by CNV of accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

a) Basis of presentation (continued)

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoptinon of the standard. As shuch, the Company is allowed to continue treating differences as permanent.

b) Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control. Investments in joint ventures in which the Company exercises joint control are accounted for under the proportionate consolidation method. Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company´s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Subsidiaries	2006		2005		2004
Inversiones Ganaderas S.A.	99.	99%	99.	99%	99.	99%
Futuros y Opciones.Com S.A.	70.	00%	70.	00%	70.	00%
Agropecuaria Cervera S.A.	99.	99%		—		—

(i)	Percentage of equity interest owned has been rounded.

c) Proportionate consolidation

Cactus Argentina S.A. (“Cactus”) is a joint venture operation between the Company and Cactus Feeders Inc. The Company has a 50% interest in the joint venture and exercises joint control. Effective July 1, 2004, the Company adopted Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), which among other things, requires for proportionate consolidation where effective joint control is exercised. Accordingly, these financial statements reflect the Company’s pro-rata equity interest in the joint venture on a line-by-line basis.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

d) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the consolidated financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical consolidated financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March 2003 through September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

e) Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation.

f) Acquisitions

Year ended June 30, 2006

In September 2005, the Company acquired a farm (“San Pedro”) covering 6,022 hectares in Uruguay, Province of Entre Rios, for US$ 16 million. The Company paid US$ 13.5 million in cash, and the remaining amount of US$ 2.5 million will be paid within the next 15 months. The Company mortgaged the property in an amount of US$ 2.5 million as collateral for the remaining balance.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions (continued)

In December 2005, the Company acquired all the outstanding common stock of Agropecuaria Cervera S.A. (“ACER”) to exploit 160,000 hectares of undeveloped land and natural forests in the Province of Salta, Argentina. ACER was granted a 35-year concession right (with option to extend it for an additional 29-year period) by the provincial government. The concession entitles ACER to conduct agricultural, cattle breeding and/or forestry activities during the concession period. As of the date of the acquisition, the Company has not had any developed plans of the type of activities to be performed in the land.

The aggregate purchase price for the acquisition was US$ 9.6 million paid in cash (US$ 1.1 million) and US$ 8.5 million by surrendering IRSA’s Convertible Notes held by the Company (see note 4. b) (ii) for details). The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net identifiable tangible assets acquired, (mainly forestry products and certain other fixed assets) amounting to Ps. 23.6 million, was allocated to concession rights. Concession rights (see note 4.b) (ii) for details) will be amortized on a straight line basis over its useful life of 35 years upon commencement of operations.

Formation of Companies

In March 2006, the Company together with other unrelated parties founded BrasilAgro – Companhia Brasileira de Propiedades Agrícolas aimed at replicating the Company’s business in Brazil. The Company contributed cash for Ps. 63.1 million in exchange for shares and 104,902 warrants to purchase additional shares. The Company’s equity interest in BrasilAgro is 7.3%. BrasilAgro’s shares went public in the Brazilian Stock Exchange (Bovespa) in May 2006. Warrants vest in one-thirds as from May 2, 2007 to May 2, 2009 and are exercisable for a period of up to 15 years at an exercise price equivalent to the initial public offering price adjusted by the Brazilian IPCA inflation index. Should the Company exercise the warrants, the equity interest would be increased to 14.0%. Moreover, an additional 104,902 warrants were issued which can only be exercised, at the Company’s option, in the event of a tender offer. These warrants are exercisable through the year 2021 at an exercise price equivalent to the purchase price of the tender offer.

Year ended June 30, 2005

On March 9, 2005 the Company signed a preliminary purchase agreement to acquire 72 hectares located in the Province of Buenos Aires, Argentina, for a total consideration of Ps. 0.8 million. The transaction is subject to certain closing conditions.

On June 24, 2005 the Company acquired “El Invierno” farm covering 1,946 hectares located in the Province of La Pampa, Argentina, for a total purchase price of US$ 3.0 million.

g) Dispositions

Year ended June 30, 2006

On July 25, 2005 the Company sold El Gualicho farm, covering 5,727 hectares, located in the Province of Córdoba, Argentina, for a total sales price of US$ 5.7 million, resulting in a gain of US$ 3.4 million. The company collected US$ 2.9 million and will collect the balance in five equal annual installments through July 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Dispositions (continued)

Year ended June 30, 2005

On February 1, 2005, the Company sold Ñacurutú farm, covering 30,350 hectares, located in the Province of Santa Fe, Argentina, for a total sales price of US$ 5.6 million, resulting in a gain of Ps. 7.7 million.

On June 8, 2005 the Company sold San Enrique farm, covering 977 hectares, located in the Province of Santa Fe, Argentina, for a total sales price of US$ 5.0 million, resulting in a gain of Ps. 12.3 million.

Year ended June 30, 2004

On July 29, 2003, the Company sold three properties located in the Province of Catamarca, Argentina, covering 5,997 hectares, for a total sales price of US$ 0.4 million, resulting in an aggregate gain of Ps. 0.6 million.

On November 26, 2003 the Company sold El 41 y El 42 farms covering 6,478 hectares, located in the Province of Chaco, Argentina, for a total sales price of US$ 1.0 million, resulting in a gain of Ps. 1.1 million.

h) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include but are not limited to those required in the accounting for the conversion of IRSA convertible notes, the allowance to doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies, donations and income taxes, assets recoverable value, and classification of current and non-current assets. Actual results could differ from those estimates.

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

a) Revenue recognition

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, cattle feed lot operation, and to a lesser extent, from the sale of charcoal and fence posts, operating leases and revenue from brokerage activities. Revenue on sales of crops, milk and beef cattle when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

The Company is not in the land sales and development business; however, it does from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Farmland sales are recorded under the accrual method of accounting. Farmland sales are not recognized until (i) the sale is consummated, (ii) the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) the

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

a) Revenue recognition (continued)

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

e) Investments

Current

Current investments include mutual funds, mortgage bonds, government bonds and time deposits. Mutual funds, mortgage bonds and government bonds are carried at market value as of year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at year-end. Current investments also include accrued interest on IRSA Convertible Notes.

Investments in affiliates

Investments in affiliates in which the Company has significant influence (generally representing an equity interest between 20% and 50%) have been accounted for under the equity method. However, the Company has accounted its investment in BrasilAgro under the equity method considering the exercise of significant influence and the intention to maintain the interest as a long-term investment. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investments is considered impaired when an other-than-temporary decrease in the value of the investments has occurred.

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

e) Investments (continued)

Investment in IRSA Convertible Notes

The Company’s investment in IRSA Convertible Notes is carried at amortized cost at year-end.

f) Negative goodwill, net

Negative goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (goodwill) and (b) the excess of the fair value of the net identifiable assets acquired over the consideration paid for the acquisition of additional ownership interest in IRSA (negative goodwill). Goodwill and negative goodwill are stated at cost (adjusted for inflation as described in Note 2.d)) less accumulated amortization. Goodwill is being amortized under the straight-line method over 5 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 20 years. As required by Argentine GAAP, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets. Goodwill was fully amortized as of June 30, 2005.

g) Inventories

Livestock held for sale have been stated at market value at year-end, net of estimated selling expenses. The livestock for dairy production and breeding and/or developing not related to direct sale within the next 12 months were valued at replacement cost. Holding gains or losses on cattle are calculated multiplying the lower of the cattle stocks at the beginning and end of year by the price difference of the heifer kilogram between stocks at the beginning and end of the year.

Crops are valued at quoted market value at year-end, less estimated selling expenses. The cost of crops includes the holding gain of grains. Production of crops is shown in note 18.e), as mentioned in note 2.a).

Unharvested crops, seeds, fodders and materials were valued at replacement cost.

The carrying values of inventories do not exceed their estimated recoverable values at year-end.

h) Property and equipment

Property and equipment are stated at cost (adjusted for the inflation as described in Note 2.d)), less accumulated depreciation.

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

h) Property and equipment (continued)

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

As discussed in Note 2. f), the Company acquired ACER in December 2005. As part of the acquisition, Ps. 4.3 million was identified as the fair value of forestry resources. Forestry resources will be consumed upon commencement of operations.

i) Intangible assets

(i) Concession rights

As discussed in Note 2.f), the Company acquired ACER for an aggregate purchase price of US$ 9.6 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net identifiable tangible assets acquired (mainly forestry products), amounting to Ps. 23.6 million, was allocated to concession rights. Concession rights will be amortized on a straight line basis over its useful life of 35 years upon commencement of operations.

(ii) Web site development costs

Prior to June 30, 2004, the Company capitalized certain costs incurred in the development of the Company’s web site. Such costs were amortized under the straight-line method over a period of 3 years. As of June 30, 2004 web site development costs were fully amortized.

(iii) Other intangible assets

Other intangible assets were stated at cost (adjusted for inflation as described in Note 2.d)), and were amortized over 3 years on a straight-line basis. As of June 30, 2004 these intangible assets were fully amortized.

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

k) Income tax provision (continued)

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

The Company does not sponsor any employee stock ownership plans.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

o) Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

p) Foreign currency translation

The financial statements of the Company’s foreign operations are translated in accordance with Technical Resolution No. 18, “Specific Considerations for the Preparation of Financial Statements” (“RT No. 18”). RT No. 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s operations in Brazil have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT No. 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and weighted average exchange rates during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a separate component in the shareholders equity section.

q) Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

r) Derivative financial instruments

The Company uses a variety of commodity-based derivative instruments, to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts designed to reduce exposure to changes in market prices. Realized gains and losses associated with these contracts are recorded in cost of products sold at fair market value.

The Company also engages in trading of certain financial instruments. These instruments consist mainly of future contracts to purchase US dollars and metals. Gains and losses associated with these instruments are recorded within “Financial results, net” in the accompanying consolidated financial statements.

Deposits and premiums paid are recorded as other receivables in the consolidated balance sheets. For details in the Company’s derivate financial instruments activity, see Note 6.

s) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2006, 2005 and 2004 were Ps. 0.08 million, Ps. 0.07 million and Ps. 0.06 million, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

t) Earnings per share

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

4. Details of balance sheet and income statement accounts:

a) Cash and banks

	As of June 30,
	2006		2005
Cash in banks	Ps.	25,572,846	Ps.	13,963,567
Collections to be deposited		276,276		395,994
Cash on hand		148,239		108,590

	Ps.	25,997,361	Ps.	14,468,151

b) Investments

	As of June 30,
	2006		2005
Current
Mutual funds	Ps.	1,199,391	Ps.	52,491,539
Government bonds and notes		3,123,140		4,198,685
Mortgage bonds		1,334,180		1,706,662
Interest on IRSA Convertible Notes		386,779		1,078,320
Time deposits		180,298		502,796

	Ps.	6,223,788	Ps.	59,978,002

Non-Current
Equity investments (i)	Ps.	468,371,269	Ps.	289,391,269
IRSA Convertible Notes (ii)		37,031,999		105,487,796
Others		20,717		20,717

	Ps.	505,423,985	Ps.	394,899,782

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

b) Investments ( continued)

(i) As of June 30, 2006, the Company has a 35.7%, 26.71% and a 7.31% equity interest in Agro-Uranga S.A., IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and BrasilAgro amounting to Ps. 16,652,168, Ps. 396,839,494 and Ps. 54,879,607, respectively. During the year ended June 30, 2006, the Company acquired additional shares of IRSA through the conversion of US$ 20,958,011 of “IRSA Convertible Notes” into 38,455,065 common shares for Ps. 66.3 million (as described in Note 4 b) (ii))). The Company applied the purchase method in accounting for this acquisition of additional ownership, resulting in the recognition of negative goodwill of Ps. 46.4 million net of amortization. Negative goodwill associated with the Company’s investment in IRSA amounted to Ps. 76.8 million as of June 30, 2006. As a result of the dilutive effect of warrants and conversion rights exercised by other shareholders during fiscal year 2006, the Company recorded a loss effect associated with the decrease in the carrying value of the investment in IRSA (including associated negative goodwill) amounting to Ps. 12.1 million as paid-in capital within shareholders’ equity.

(ii) In November 2002, IRSA issued US$ 100 million of 8% convertible notes due 2007 with non-detachable warrants to acquired additional shares of common stock (the “IRSA Convertible Notes”). In accordance with the terms and conditions of the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for a conversion price of US$ 0.54505, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.65406 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In November and December 2002, the Company purchased US$ 49,692,668 of IRSA Convertible Notes. In addition, during fiscal years 2004 and 2005, the Company purchased from third parties US$ 250,500 and US$ 350,000 of IRSA Convertible Notes, respectively. During fiscal year 2004 the Company exercised its conversion rights of US$ 5,000,000 of IRSA Convertible Notes. During fiscal year 2005, the Company sold 8,754,271 IRSA Convertible Notes (par value US$ 1) for a total consideration of US$ 32.5 million (Ps. 93.5 million), resulting in a gain of Ps. 68.8 million. As mentioned in Note 2.f), during fiscal year 2006, the Company surrendered 3,580,886 of IRSA Convertible Notes (par value US$ 1) as part of consideration resulting in a gain of Ps. 14.9 million (see Note 2.f)). This gain has been included within “Financial results, net” in the accompanying consolidated statement of income. Additionally, during fiscal year 2006 the Company exercised its conversion rights of US$ 20,958,011 of IRSA Convertible Notes. As of June 30, 2006, the Company has US$ 12,000,000 of IRSA’s Convertible Notes and 32,958,011 of warrants related to IRSA’s Convertible Notes.

c) Trade accounts receivable, net

	As of June 30,
	2006		2005
Trade accounts receivable	Ps.	11,446,932	Ps.	9,781,175
Related parties (Note 8)		12,515		393,481
Less:
Allowance for doubtful accounts (Note 18.d))		(374,830)		(386,344)

	Ps.	11,084,617	Ps.	9,788,312

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

d) Other receivables

	As of June 30,
	2006		2005
Current
Receivables from the sale of farms (i)	Ps.	3,497,490	Ps.	8,217,166
Prepaid leases		8,836,242		6,512,492
Guarantee deposits		880,824		2,314,696
Prepaid expenses, excluding leases		338,368		2,125,903
VAT receivable, net and others		3,545,790		1,945,005
Margin deposits receivable from brokers		568,960		416,792
Premiums collected / paid in connection with derivative instruments		(2,013)		(56,456)
Related parties (Note 8)		876,712		242,679
Income tax advances and asset tax credit (ii)		3,880,156		54,872
Others		322,434		440,870

	Ps.	22,744,963	Ps.	22,214,019

Non-Current
Value added tax credit and prepaid income tax	Ps.	24,351,881	Ps.	6,328,177
Prepaid leases		13,924		75,915
Receivables from the sale of farms (i)		8,265,284		—
Related parties (Note 8)		743,410		—
Asset tax credit (ii)		2,422,271		60,818
Deferred income taxes (Note 12)		93,791		14,874
Others		114,731		550

	Ps.	36,005,292	Ps.	6,480,334

(i)	As of June 30, 2006, represents the (a) current and non-current portion of the receivable from the sale of El Gualicho farm totaling US$ 0.8 million and US$ 2.3 million, respectively and (b) the current and non-current receivable from the sale of Ñacurutu farm totaling US$ 0.3 million and US$ 0.4 million, respectively. The receivable from El Gualicho farm accrues interest at 360-day LIBOR plus 3.84% and the property sold is mortgaged in favor of the Company as collateral for the receivable. The receivable from Ñacurutu farm also accrues interest at 360-day LIBOR plus 6% and the property sold is also mortgaged in favor of the Company as collateral for the receivable.
(ii)	The Company recorded the asset tax as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

e) Inventories

	As of June 30,
	2006		2005
Current
Crops	Ps.	10,550,495	Ps.	24,930,778
Livestock		10,913,612		15,157,171
Materials and others		4,686,142		4,613,485
Unharvested crops		1,662,592		826,336
Advances to suppliers		348,647		446,701
Seeds and fodder		770,647		319,169

	Ps.	28,932,135	Ps.	46,293,640

Non-Current
Livestock	Ps.	62,712,423	Ps.	53,223,179

	Ps.	62,712,423	Ps.	53,223,179

f) Trade accounts payable

	As of June 30,
	2006		2005
Suppliers	Ps.	18,213,921	Ps.	10,580,146
Accruals		5,357,266		5,125,813
Related parties (Note 8)		2,867,341		2,188,570

	Ps.	26,438,528	Ps.	17,894,529

Non-Current
Accruals for other expenses	Ps.	835,292	Ps.	—

	Ps.	835,292	Ps.	—

g) Short-term and long-term debt

	As of June 30,
	2006		2005
Short-term debt:
Loans (i)	Ps.	65,605,326	Ps.	10,315,556
Accrued interest on Convertible Notes (ii)		816,247		1,184,226

	Ps.	66,421,573	Ps.	11,499,782

Long-term debt:
Loans (iii)	Ps.	20,367,600	Ps.	—
Convertible Notes (ii)	Ps.	78,151,284	Ps.	115,848,220
Deferred financing costs		(421,929)		(1,154,667)

	Ps.	98,096,955	Ps.	114,693,553

(i)	At June 30, 2006 the balance relates to several short-term loans granted by domestic financial institutions such as Banco Ciudad de Buenos Aires, BankBoston NA and Banco Río de la Plata S.A. for aggregate amounts of Ps. 10.0 million, Ps. 41.7 million and US$ 4.5 million, respectively. These loans accrue interest at fixed interest rates of 9.00%, from 9.50% to 11.35% and from 4.65% to 4.90%, respectively. At June 30, 2005 the balance relates to a short-term loan granted by Banco de la Nación Argentina for Ps. 10 million. This loan accrued interest at a fixed interest rate of 8% and was paid in August 2005. Accrued interest amounted to Ps. 0.3 million at June 30, 2005.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

g) Short-term and long-term debt (continued)

(ii)	See Note 10 for details.
(iii)	At June 30, 2006 the balance relates to a loan granted by Credit Suisse for U$S 8.0 million which was used to finance the Company’s investment in BrasilAgro. This loan accrues interest at a variable rate per annum equal to the LIBOR plus 375 basic points and matures in November 2008. As of June 30, 2006, an amount of 1,834,860 ADRs of IRSA plus a bank deposit for US$ 1.4 million are restricted as collateral for the financing. The collateral is based on a fixed ratio of debt coverage, accordingly, such amounts may be released and/or increased depending on the market value of the shares underlying the ADRs and subsequent payments.

h) Salaries and social security payable

	As of June 30,
	2006		2005
Provision for vacation and bonuses	Ps.	1,905,899	Ps.	1,423,925
Social security payable		305,688		232,099
Salaries payable		64,237		81,488
Others		17,306		10,626

	Ps.	2,293,130	Ps.	1,748,138

i) Taxes payable

	As of June 30,
	2006		2005
Current
Income tax payable, net	Ps.	126,641	Ps.	19,623,507
Gross sales tax payable		35,322		215,145
Income tax withholdings		274,592		165,166
Property tax payable		232,192		86,960
Tax on Minimum Presumed Income (Asset tax payable, net)		2,377,347		70,508
Gross sales tax withholdings		2,215		—
Value added tax withholdings		247,925		41,215
Others		17,602		892

	Ps.	3,313,836	Ps.	20,203,393

Non-Current
Deferred income taxes (Note 12)		42,770,882		39,285,385

	Ps.	42,770,882	Ps.	39,285,385

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and income statement accounts (continued)

j) Other liabilities

	As of June 30,
	2006		2005
Current
Management fee payable (Note 8)	Ps.	3,073,950	Ps.	8,239,263
Payable for short-selling operations		—		4,180,593
Advance from customers		—		2,055,200
Related parties		181,268		138,857
Others		186,806		20,385

	Ps.	3,442,024	Ps.	14,634,298

Non-Current
Others		434,309		1,000

		434,309		1,000

k) Financial results, net

	As of June 30,
	2006		2005		2004
Generated by assets:
Exchange gain (loss)	Ps.	11,510,779	Ps.	(6,165,232)	Ps.	9,628,925
Interest income		490,288		551,398		235,798
Allowance for doubtful accounts		(43,616)		(12,809)		65,258
CER index on receivable balances		—		—		(303,646)
Tax on bank account operations		(2,177,198)		(1,592,008)		(1,414,030)
Gain from sale of IRSA Convertible Notes		14,872,000		68,754,172		—
Interest income on IRSA Convertible Notes		7,123,844		9,965,370		11,517,318
Others		2,083,587		774,458		10,207

	Ps.	33,859,684	Ps.	72,275,349	Ps.	19,739,830

Generated by liabilities:
Interest expense on Convertible Notes	Ps.	(8,330,855)	Ps.	(9,609,672)		(10,589,742)
CER index on liabilities		(22,776)		(7,875)		(19,503)
Interest loss		37,400		—		—
Exchange (loss) gain		(9,302,801)		3,137,609		(8,041,474)
Others		(3,866,694)		(2,044,025)		(1,108,080)

	Ps.	(21,485,726)	Ps.	(8,523,963)	Ps.	(19,758,799)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a) Common stock

As of June 30, 2006, the Company had 220,604,549 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued		Par value		Paid-in-capital
Balances as of June 30, 2003	Ps.	124,098,095	Ps.	124,098,095	Ps.	89,991,775
Exercise of stock options		332,437		332,437		—
Exercise of warrants		12,965,710		12,965,710		10,102,928
Conversion of Convertible Notes into common shares		13,136,577		13,136,577		6,228,397

Balances as of June 30, 2004	Ps.	150,532,819	Ps.	150,532,819	Ps.	106,323,100

Exercise of stock options		240,000		240,000		—
Exercise of warrants		6,092,889		6,092,889		4,826,490
Conversion of Convertible Notes into common shares		5,918,871		5,918,871		2,938,140
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(35,912,534)

Balances as of June 30, 2005	Ps.	162,784,579	Ps.	162,784,579	Ps.	78,175,196

Exercise of warrants		28,668,581		28,668,581		24,918,614
Conversion of Convertible Notes into common shares		29,151,389		29,151,389		15,957,556
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(12,134,376)

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	220,604,549	Ps.	106,916,990

b) Treasury stock

The Company repurchases outstanding shares of common stock when it believes that its stock is undervalued in the marketplace. The Company recorded the acquisitions of treasury shares as a reduction in retained earnings. As discussed in Note 9, the shareholders approved a stock option plan relating to the outstanding treasury stock. As of June 30, 2006, all of the treasury shares have been purchased by the stock option plan beneficiaries. Accordingly, there is no treasury stock outstanding as of June 30, 2006.

c) Inflation adjustment of common stock

As discussed in Note 2.d), the Company’s financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Argentine peso in the historical financial statements until February 28, 2003. Accordingly, the inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity (continued)

d) Paid-in capital

As described in Note 3.e), the Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity. During fiscal year 2005, the Company’s interest in IRSA decreased by 3.6% as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, resulting in a loss of Ps. 36.5 million recorded as paid-in capital. In addition, during fiscal year 2005, the minority shareholders of Futuros y Opciones.Com S.A. (“FYO”) made contributions in excess of their ownership interests, resulting in a gain effect of Ps. 0.6 million to the Company, which has also been recorded as paid-in capital. During the year ended June 30, 2006 as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, the Company recorded a loss effect of Ps. 12.1 million, recorded as paid in capital.

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

6. Derivative financial instruments

The Company uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.r), derivative financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

As of June 30, 2006 and 2005, the Company had open commodity crop future contracts amounting to US$ (4.5) million and US$ (8.1) million, respectively. At June 30, 2006 and 2005, these contracts covered a notional amount of 33,500 and 77,050 tons, respectively, of various crops, including soybean, wheat and corn. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2006 and 2005, the Company opened call and put options that strike at weighted average prices per ton of US$ 158.6 and US$ 134.0 covering notional amounts of 125,615 and 131,460 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2006 mature at various dates through May 2007. The Company recognized a (loss) gain from commodity-crop-based contract activity of Ps. (0.3) million, Ps. (4.2) million and Ps. 0.05 million for the years ended June 30, 2006, 2005 and 2004, respectively. The Company recognizes gains and losses associated with these contracts as part of cost of sales.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6. Derivative financial instruments (continued)

The Company also engages in trading for certain financial instruments. As of June 30, 2006 the Company had future contracts outstanding to purchase US$ 8.1 million at an average price of Ps. 3.13 per US$ maturing through December 2006. At June 30, 2005, the Company had 35 future contracts outstanding to purchase 175,000 troy ounces of silver at an average price of US$ 7.253 maturing in September 2005. The Company recognized a loss of Ps. 0.1 million and a loss of Ps. 0.1 million during the year ended June 30, 2006 and June 30, 2005 respectively, in connection with these contracts.

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

7. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2006 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	386,779	Ps.	—	Ps.	—	Ps.	37,031,999	Ps.	5,857,726	Ps.	43,276,504
Trade accounts receivables, net		11,084,617		—		—		—		—		—		11,084,617
Other receivables		6,144,831		591,375		5,072,356		479,592		8,288,133		38,173,968		58,750,255

	Ps.	17,229,448	Ps.	978,154	Ps.	5,072,356	Ps.	479,592	Ps.	45,320,132		44,031,694	Ps.	113,111,376

Liabilities
Trade accounts payable	Ps.	26,411,544	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	862,276	Ps.	27,273,820
Short-term and long-term debt		13,935,806		816,247		—		—		98,096,955		51,669,520		164,518,528
Salaries and social security payable		1,965,120		231,052		96,958		—		—		—		2,293,130
Taxes payable		831,206		2,476,625		6,005		—		—		42,770,882		46,084,718
Other liabilities		120,996		105,360		7,523		3,073,949		—		568,505		3,876,333
Provisions		—		—		—		—		—		183,893		183,893

	Ps.	43,264,672	Ps.	3,629,284	Ps.	110,486	Ps.	3,073,949	Ps.	98,096,955	Ps.	96,055,076	Ps.	244,230,422

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities (continued)

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	—	Ps.	37,031,999	Ps.	5,837,009	Ps.	—	Ps.	386,779	Ps.	20,717	Ps.	43,276,504
Trade accounts receivable, net		—		—		—		—		11,084,617		—		11,084,617
Other receivables		2,971,787		8,265,284		348,193		3,701,401		19,424,983		24,038,607		58,750,255

	Ps.	2,971,787	Ps.	45,297,283	Ps.	6,185,202	Ps.	3,701,401	Ps.	30,896,379		24,059,324	Ps.	113,111,376

Liabilities
Trade accounts payable	Ps.	6,720,357	Ps.	—	Ps.	—	Ps.	—	Ps.	19,718,171	Ps.	835,292	Ps.	27,273,820
Short-term and long-term debt		65,605,326		98,518,884		—		—		816,247		(421,929)		164,518,528
Salaries and social security payable		—		—		—		—		2,293,130		—		2,293,130
Taxes payable		—		—		—		—		3,313,836		42,770,882		46,084,718
Other liabilities		—		—		—		—		3,442,024		434,309		3,876,333
Provisions		—		—		—		—		—		183,893		183,893

	Ps.	72,325,683	Ps.	98,518,884	Ps.	—	Ps.	—	Ps.	29,583,408	Ps.	43,802,447	Ps.	244,230,422

8. Balances and transactions with related parties

Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAM”) CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 3.8 million, Ps. 8.5 million and Ps. 3.6 million for the years ended June 30, 2006 and 2005, respectively.

During the years ended June 30, 2005 and 2004 the Company invested in shares and convertible notes of IRSA. IRSA is a real estate company engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Certain shareholders and/or directors of the Company are also shareholders and/or directors of IRSA.

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2006 and 2005 and 2004 IRSA and its subsidiaries provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 0.9 million, Ps. 0.5 million and Ps. 0.4 million, respectively. In the same way, the Company provided corporate services to IRSA and its subsidiaries for Ps. 0.3 million and Ps. 0.2 million during the fiscal years ended June 30, 2006 and 2005, respectively.

Since November 2001, the Company leased office space under a cancelable operating lease from IRSA and its subsidiaries. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2006, 2005 and 2004 amounted to Ps. 0.12 million, Ps. 0.12 million and Ps. 0.07 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization, the director of which is Eduardo S. Elsztain, a significant shareholder and the Chairman of the Board of Directors of the Company, and Mr. Elsztain´s wife serves as the President of Fundación IRSA. The Company made no donations to Fundación IRSA during fiscal year ended June 30, 2006, however during the years ended June 30, 2005 and 2004 donations amounted to Ps. 1.2 million, and Ps. 1.1 million, respectively. In addition, at June 30, 2006 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1.6 million which is included within “trade accounts payable”.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties (continued)

During the years ended June 30, 2006, 2005 and 2004, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.6 million, Ps. 0.2 million and Ps. 0.1 million, respectively. Certain directors of the Company are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) subscribed US$ 22.6 million of the Company’s Convertible Notes. IFISA is a Uruguayan holding company, which holds approximately 21.2% of the Company’s common stock at June 30, 2006, and for which a shareholder and director of the Company may be deemed beneficial owner by virtue of his voting power.

Assuming IFISA exercises its conversion rights of all of the Convertible Notes and warrants of the Company and no exercise of such rights by any of the other bondholders, IFISA would own 37.85% of the common shares of the Company. In the case all bondholders exercise their conversion rights and warrants and IFISA exercises them as well, IFISA would own 33.0 % of the common stock of the Company.

At June 30, 2006 and 2005 certain directors and other shareholders were also holders of Convertible Notes, totaling US$ 10.3 million and US$ 16.2 million, respectively.

9. Stock option plan

As discussed in Note 5.b), an amount of 4,612,290 shares of treasury stock had been reserved under a stock option plan (the “Plan”) approved by the shareholders in November 2001. Pursuant to the terms of the Plan, two thirds of the shares underlying the options were to be allocated to certain executive members of the Company´s management as initial beneficiaries of the Plan and the remaining one third was to be allocated to certain other executive officers. In February 2002, the Board of Directors approved a stock option agreement (the “February 2002 Plan”) pursuant to which the Company granted stock options to purchase 3,073,437 shares at an exercise price of Ps. 1 plus accrued interest at a rate of 180-days LIBO. Options vested immediately. Options were exercisable at any time through January 2005. In addition, dividends distributed on the underlying shares, if any, were to be accumulated and paid to the beneficiaries upon exercise. Options were to be paid in cash and no financing and/or other form of settlement was provided by the Company. In December 2002, the Board of Directors approved a second stock option agreement (the “December 2002 Plan”) pursuant to which the Company granted to certain executive officers other than the initial beneficiaries stock options to purchase 1,538,853 shares with the exact terms and conditions as the options granted in the February 2002 Plan. For the years ended June 30, 2005 and 2004, stock options were exercised for total consideration of Ps. 0.2 million and Ps. 0.3 million, respectively. All stock options were exercised as of June 30, 2005.

10. Issuance of Convertible Notes

In October 2002, the Company issued US$ 50 million of 8% convertible notes due 2007 (the “Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”). The issuance of convertible note was approved by the shareholders on March 8, 2002 and by the CNV and the Buenos Aires Stock Exchange on October 1, 2002. The Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares at an original conversion price of US$ 0.5078, which can only be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.6093 per share. The exercise price of the Warrants is also adjusted as a result of anti-dilution provisions. No proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the Convertible Notes were partially used to purchase IRSA Convertible Notes (See Note 4.b) (ii)).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Issuance of Convertible Notes (continued)

During fiscal years 2006, 2005, 2004 and 2003, holders of approximately US$ 14.8 million, US$ 3.0 million, US$ 6.7 million and US$ 0.2 million of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 29,151,389; 5,918,871; 13,136,577 and 386,140 shares of common stock, respectively. As a result, at June 30, 2006 the outstanding balance of the Convertible Notes amounts to US$ 25.3 million.

In addition, during fiscal years 2006, 2005 and 2004, the Company issued 28,668,581; 6,092,889 and 12,965,710 shares of common stock as a result of the exercise of 14,557,910; 3,093,975 and 6,583,985 warrants for total consideration of Ps. 53.6 million, Ps. 10.9 million and Ps. 23.1 million, respectively. At June 30, 2006 there were 25,764,120 outstanding warrants.

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

For the years ended June 30, 2006, 2005 and 2004, the Company’s principal operations were located in Argentina, the country of domicile. As discussed in Note 2.f), in March 2006, the Company formed BrasilAgro to replicate the Company’s business in Brazil. BrasilAgro had no significant operations in the three-month period ended June 30, 2006. The loss of this equity investee is included in Non Operating.

The Company conducts business in five business segments, organized primarily on a product line basis, with each segment offering a variety of different but interrelated products. The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers. The Beef Cattle segment consists of the raising and fattening of beef cattle from the Company’s own cattle stock and the purchase and fattening of beef cattle for sale to meat processors. The Company only sells live beef cattle and the Company is not engaged in any slaughtering activities. The Milk segment consists of the production of milk for sale to dairy companies. The feed lot segment includes the cattle feeding operation. Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts and brokerage activities. The Company evaluates the performance of its business segments based on gross profit less selling expenses. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. See Note 17.II.e), for a discussion of significant customers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11. Segment information (continued)

Financial information for each segment follows:

Year ended June 30, 2006:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non Operating (ii)		Total
Sales	Ps.	61,659,566	Ps.	33,713,479	Ps.	7,892,462	Ps.	2,721,377	Ps.	6,353,777	Ps.	—	Ps.	112,340,661
Cost of sales		(50,605,092)		(31,438,868)		(5,845,360)		(2,318,102)		(2,113,089)		—		(92,320,511)
Inventory holding gain/ (loss)		—		2,979,122		(144,941)		13,530		—		—		2,847,711
Selling expenses		(8,657,797)		(1,026,535)		(51,782)		—		(361,486)		—		(10,097,600)
Segment gain		2,396,677		4,227,198		1,850,379		416,805		3,879,202		—		12,770,261
Depreciation		(2,071,636)		(1,385,720)		(540,989)		(304,637)		(78,714)		(730,392)		(5,112,088)
Assets		133,840,099		147,615,752		20,382,880		3,641,461		3,903,962		561,271,730		870,655,884

Year ended June 30, 2005:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non Operating (ii)		Total
Sales	Ps.	30,893,216	Ps.	36,826,885	Ps.	3,463,144	Ps.	2,129,838	Ps.	4,859,931	Ps.	—	Ps.	78,173,014
Cost of sales		(21,327,694)		(32,819,805)		(2,094,975)		(1,855,279)		(1,560,860)		—		(59,658,613)
Inventory holding gain		—		10,162,102		1,460,020		—		—		—		11,622,122
Selling expenses		(4,789,970)		(1,542,432)		(33,263)		—		(229,976)		—		(6,595,641)
Segment gain		4,775,552		12,626,750		2,794,926		274,559		3,069,095		—		23,540,882
Depreciation		(1,874,960)		(1,223,081)		(375,340)		(296,316)		(84,364)		(315,078)		(4,169,139)
Assets		133,819,848		140,555,289		18,289,060		4,198,895		1,798,025		444,751,076		743,412,193

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11. Segment information (continued)

Year ended June 30, 2004:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non operating (ii)		Total
Sales	Ps.	26,838,376	Ps.	27,723,604	Ps.	3,191,948	Ps.	7,120,335	Ps.	4,778,545	Ps.	—	Ps.	69,652,808
Cost of sales		(15,405,391)		(21,080,583)		(1,307,963)		(6,185,770)		(1,123,049)		—		(45,102,756)
Inventory holding gain		—		1,847,947		388,308		—		—		—		2,236,255
Selling expenses		(2,892,622)		(1,256,640)		—		—		(753,803)		—		(4,903,065)
Segment gain		8,540,363		7,234,328		2,272,293		934,565		2,901,693		—		21,883,242
Depreciation		(1,508,431)		(1,020,808)		(178,341)		(346,085)		(53,407)		(460,432)		(3,567,504)
Assets		105,482,252		122,411,089		8,584,104		4,857,053		1,065,978		404,267,925		646,668,401

(i)	Others segment consists of forest-related production activities encompassing the production of charcoal and fence posts, operating leases and brokerage activities.
(ii)	General corporate assets, included as non-operating assets, consist principally of cash and cash equivalents, temporary investments, certain other receivables, equipment used in general corporate business and the equity investee of BrasilAgro for the year ended June 30, 2006.

12. Income tax

As described in Note 3.k) the Company accounts for income tax using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2006, 2005 and 2004 consists of the following:

	2006		2005		2004
Current income tax expense	Ps.	2,025,251	Ps.	24,690,107	Ps.	5,079,627
Deferred income tax expense		3,406,580		13,097,487		3,490,642

Income tax expense	Ps.	5,431,831	Ps.	37,787,594	Ps.	8,570,269

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12. Income tax (continued)

Income tax expense for the years ended June 30, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2006		2005		2004
Income tax expense at statutory tax rate on pretax income	Ps.	13,446,311	Ps.	40,074,304	Ps.	14,186,211
Donations		415,208		260,224		(29,911)
Inflation adjustment		1,477,786		2,042,579		1,046,547
Equity gain from related companies		(7,749,349)		(9,830,671)		(9,334,459)
Results from sale of shares		—		2,398,665		1,135,034
Other		(2,158,125)		2,842,493		1,566,847

Income tax expense	Ps.	5,431,831	Ps.	37,787,594	Ps.	8,570,269

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	2006		2005
Other	Ps.	93,791	Ps.	14,874

Net deferred tax assets	Ps.	93,791	Ps.	14,874

	2006		2005
Other receivables	Ps.	190,988	Ps.	521,980
Property and equipment		(27,100,029)		(22,620,459)
Inventories		(17,130,619)		(15,722,206)
Tax loss carryforwards		1,893,068		2,542,740
Unrealized/realized holding gain on non-current investments		(2,201)		(2,730,109)
Provisions and others		(622,089)		(1,277,331)

Net deferred tax liability	Ps.	(42,770,882)	Ps.	(39,285,385)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2006 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 5.4 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13. Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	32,883,276	Ps.	76,798,918	Ps.	32,103,022
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		8,330,855		9,609,672		10,589,742
Foreign currency exchange (loss) gain on Convertible Notes		7,412,011		(2,882,637)		7,501,875

Income tax effects		(5,138,863)		(2,195,872)		(5,905,555)
Management fee		(1,060,400)		(453,116)		(1,218,606)

Net income available to common shareholders plus assumed conversions	Ps.	42,426,879	Ps.	80,876,965	Ps.	43,070,478

Denominator:
Weighted-average number of shares outstanding		170,681,455		155,343,629		137,137,783
Plus: incremental shares of assumed conversions:
Stock options		—		115,856		357,229
Warrants		78,126,966		83,352,331		92,571,672
Convertible Notes		72,405,971		82,402,576		91,147,708

Adjusted weighted-average number of shares		321,214,392		321,214,392		321,214,392

Basic and diluted EPS:
Basic net income per common share	Ps.	0.19	Ps.	0.49	Ps.	0.23
Diluted net income per common share		0.13		0.25		0.13

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2006		2005		2004
Cash and banks	Ps.	25,997,361	Ps.	14,468,151	Ps.	12,749,164
Current investments		6,223,788		59,978,002		1,874,997

Total cash and banks and current investments as per balance sheet		32,221,149		74,446,153		14,624,161
Less: Items not considered cash and cash equivalents
- Government bonds and notes		(3,123,140)		(4,198,685)		(97,726)
- Mortgage bonds		(1,334,180)		(1,706,662)		—
- Interest of IRSA Convertible Notes		(386,779)		(1,078,320)		(1,388,504)

Cash and cash equivalents as shown in the statement of cash flows	Ps.	27,377,050	Ps.	67,462,486	Ps.	13,137,931

15. Litigation – case entitled: “Exagrind S.A. – Estancia San Rafael y Tali Sumaj Et Al, on damages”

Exagrind S.A. (“Exagrind”) has filed a lawsuit against IGSA on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps. 2.9 million at the date the claim was filed.

As the lawsuit was wrongfully notified by Exagrind, IGSA requested to proper notification and the suspension of all the lawsuit deadlines. The judge agreed to admit IGSA’s petition. In response Exagrind requested that the judge revoke such resolution. The judge granted this request and also found the claim had not been answered by IGSA.

Finally, IGSA filed an extraordinary appeal with the Supreme Court of the Province of Catamarca, requesting to be given the remaining term to answer the lawsuit. The reason for such request is that, at the time the judge revoked his decision to postpone the terms to answer the claim until a new notice was dispatched to IGSA, the original legal term to answer the claim had not yet expired.

The management of IGSA is awaiting the decision of the Supreme Court of the Province of Catamarca.

16. Subsequent events

On August 28, 2006, IGSA signed a preliminary agreement for the sale of El Recreo farm covering 1,800 hectares for US$ 0.3 million. The Company received a down payment of US$ 0.05 million and anticipates that this sale will generate a profit of approximately US$ 0.2 million, once consummated.

On October 31, 2006 the Shareholders’ Meeting of the Company approved, among other things, the distribution of cash dividends amounting to Ps. 5.5 million and the appropriation of 5% of the Company’s profit to the legal reserve as established by law. In addition, the Shareholders’ Meeting approved the creation of a global program for the issuance of a simple non-convertible negotiable bonds (with or without guarantee or guaranteed by third parties) for a maximum outstanding amount of up to US$ 50 million or its equivalent in other currencies.

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

As discussed in Notes 2.d) and 3.k), in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV regulations represents a departure from Argentina GAAP. However, such departures have not had a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
Reconciliation of net income:	2006		2005		2004
Net income under Argentine GAAP	Ps.	32,883,276	Ps.	76,798,918	Ps.	32,103,022
US GAAP adjustments:
Accounting for IRSA investment (Note 17.I.b))		(596,626)		18,990,428		(23,766,285)
Valuation of inventories (Note 17.I.c))		(91,202)		(5,903,815)		(3,730,519)
Deferred income tax (Note 17.I.d))		5,100,278		6,716,470		4,319,955
Website development costs (Note 17.I.f))		—		—		352,593
Amortization expense (Note 17.I.h))		—		59,155		(33,229)
Elimination of gain on acquisition of minority interest (Note 17.I.i))		32,369		32,369		32,369
Available-for-sale securities (Note 17.I.j))		227,349		(306,190)		9,992
Effect of US GAAP adjustments on equity investees (Note 17.I.k))		87,760		74,046		117,788
Accounting for stock options (Note 17.I.l))		—		(181,516)		(560,205)
Accounting for convertible notes (Note 17.I.m))		(10,753,817)		(8,485,907)		(8,654,148)
Effect of US GAAP adjustments on management fee (Note 17.I.n))		599,389		(1,099,504)		3,201,747
Minority interest (Note 17.I.o))		—		—		(105,778)

Net income under US GAAP	Ps.	27,488,776	Ps.	86,694,454	Ps.	3,287,302

Earnings per share under US GAAP (Note 17.II.g)):
Basic net income per common share	Ps.	0.15	Ps.	0.56	Ps.	0.02
Diluted net income per common share	Ps.	0.14	Ps.	0.34	Ps.	0.02

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

	As of June 30,
Reconciliation of shareholders’ equity:	2006		2005
Total shareholders’ equity under Argentine GAAP	Ps.	632,516,010	Ps.	523,070,970
US GAAP adjustments:
Accounting in IRSA investment (Note 17.I.b))		(58,210,322)		(77,853,543)
Valuation of inventories (Note 17.I.c))		(36,363,554)		(36,272,352)
Deferred income tax (Note 17.I.d))		(16,249,236)		(21,429,086)
Differences in basis relating to purchase accounting (Note 17.I.g))		166,150		166,150
Amortization expense (Note 17.I.h))		(166,150)		(166,150)
Elimination of gain on acquisition of minority interest (Note 17.I.i))		(1,138,161)		(1,170,530)
Effect of US GAAP adjustments on equity investees (Note 17.I.k))		(385,118)		(472,878)
Effect of foreign currency translation from BrasiAgro		(6,650,419)		—
Effect of changes in the classification of securities		70,714,662		—
Accounting for convertible notes (Note 17.I.m))		7,838,213		18,592,030
Effect of US GAAP adjustments on management fee (Note 17.I.n))		21,994,698		21,395,309

Shareholders’ equity under US GAAP	Ps.	614,066,773	Ps.	425,859,920

	Year ended June 30,
Description of changes in shareholders’ equity under US GAAP:	2006		2005
Shareholders’ equity at the beginning of the year	Ps.	425,859,920	Ps.	322,511,518
Distribution of cash dividends		(10,000,000)		(3,000,000)
Exercise of warrants – par value		28,668,581		6,092,889
Conversion of notes into common shares – par value		29,151,389		5,918,871
Additional paid-in-capital-common shares		40,658,337		7,843,142
Additional paid-in-capital-warrants		217,833		(78,512)
Additional paid-in-capital-stock options		—		181,516
Exercise of stock options – par value		—		240,000
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between the equity investees and subsidiaries and other shareholders.		3,830,119		(3,215,573)
Foreign currency translation from BrasiAgro		(6,650,419)
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		70,714,662
Change in other comprehensive income of equity investees		4,275,352		2,472,592
Change in unrealized holding gain on available-for-sale securities outstanding at the end of the year		(147,777)		199,023
Net income under US GAAP		27,488,776		86,694,454

Shareholders’ equity as of the end of the year	Ps.	614,066,773	Ps.	425,859,920

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

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items:

a) Retrospective application of accounting standards

As discussed in Note 2.b., under Argentine GAAP and as a result of the adoption of RT No. 21, effective July 1, 2004, the Company accounted for its investment in the Cactus joint venture under the proportionate consolidation method. As required by the transition provisions of RT 21, proportionate consolidation was retrospectively applied for comparative purposes.

Prior to the adoption of RT 21, the investment in Cactus was accounted for under the equity metod of accounting. As such, the effect of US GAAP adjustments on the equity investment was included in “Effect of US GAAP adjustments on equity investees”. As a result of the proportionate consolidation method, the US GAAP adjustments were reclassified to each corresponding line item, mainly deferred income taxes.

b) Accounting for IRSA investment

Under both Argentine and US GAAP the Company’s investment in IRSA is accounted for under the equity method of accounting. However, certain significant differences exist between Argentine GAAP and US GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under US GAAP differs from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and US GAAP as they relate to IRSA are related to: (a) the impact of US GAAP adjustments on IRSA’s equity investees, (b) the reversal of previously recognized impairment losses, (c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring, (f) the accounting for convertible notes, (g) securitization accounting, (h) deferred income taxes, (i) minority interest, and (j) Differences in basis related to purchase accounting.

This US GAAP adjustment also includes the effects of the different accounting treatment given under Argentine GAAP and US GAAP to the change in the method of accounting for this investment as discussed below. Effective March 31, 2002, under Argentine GAAP, the Company changed the accounting method for its investment in IRSA from market value to the equity method of accounting. As a result, for the year ended June 30, 2002 the Company recognized a negative goodwill of Ps. 15.5 million, representing the excess of the fair value of net assets acquired over the market value of the shares at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Under US GAAP, the financial statements of prior periods were retroactively adjusted as required by APB Opinion N° 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares made by allocating the amount paid to the assets acquired and liabilities assumed at the acquisition date. As the fair value of the assets acquired and liabilities assumed exceeded the cost of the acquisitions, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps. 68.4 million.

This US GAAP adjustment also includes the effect of the different treatment of subsequent acquisitions of IRSA’s shares between Argentine GAAP and US GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

b) Accounting for IRSA investment ( continued)

During the years ended June 30, 2003, 2004, 2005 and 2006, the Company acquired additional shares of IRSA, resulting in an increase of negative goodwill of Ps. 84.8 million under Argentine GAAP. Under US GAAP, these acquisitions were recorded as a step acquisition of a subsidiary. The acquisitions resulted in a greater value assigned to the long-lived assets of Ps. 12.6 million. The difference primarily relates to the effect of US GAAP adjustments in estimating the fair value of the net assets acquired at the acquisition date.

Accumulated amortization of negative goodwill at June 30, 2006 under Argentine GAAP totaled Ps. 10.6 million. Under US GAAP, accumulated depreciation related to the lesser value of long-lived assets acquired totaled Ps. 15.7 million at June 30, 2006.

In addition, during fiscal year 2006 as a result of the dilutive effect of warrants and convertion rights exercised by other shareholders, under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps. 12.1 million (comprised of Ps. 14.9 million of equity value, net of Ps. 2.8 million of negative goodwill) as paid-in capital within shareholders’ equity. This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and US GAAP in accounting for this transaction. However, under US GAAP the change in interest in IRSA resulted in a loss effect of Ps. 3.8 million (comprised of Ps. 3.0 million of equity value, net of Ps. 6.8 million of lesser long-lived asset value) as a result of the differences between Argentine GAAP and US GAAP in the carrying value of the investment as discussed above.

The related US GAAP adjustments affecting shareholders’ equity at June 30, 2006 and 2005 are as follows:

	2006		2005
Equity value under Argentine GAAP	Ps.	396,839,492	Ps.	272,859,443
Negative goodwill under Argentine GAAP		(76,825,836)		(30,430,822)

Investment in IRSA under Argentine GAAP	Ps.	320,013,656	Ps.	242,428,621
Less: Equity value under US GAAP (1)	Ps.	(261,803,334)	Ps.	(164,575,078)

US GAAP adjustment	Ps.	58,210,322	Ps.	77,853,543

(1)	Differs from the amounts computed by applying the Company’s ownership interest to shareholders’ equity reported by IRSA under US GAAP primarily as a result of the lesser amounts of long-lived assets recorded at the acquisition dates amounting to Ps. 46.9 and Ps. 32.5 million at June 30, 2006 and 2005, respectively.

The related US GAAP adjustments affecting net income for the years ended June 30, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
Reversal of results recognized under Argentine GAAP	Ps.	(23,372,059)	Ps.	(13,072,716)	Ps.	(25,520,743)
Recognition of results under US GAAP		22,775,433		32,063,144		1,754,458

US GAAP adjustment	Ps.	(596.626)	Ps.	18,990,428	Ps.	(23,766,285)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

c) Valuation of inventories

Under Argentine GAAP, livestock held for sale is recorded at market value, net of expenses. Livestock for dairy, breeding and/or developing is recorded at replacement cost as determined by agricultural appraisers.

Under US GAAP, the Company record dairy, breeding and developing livestock at the lower of cost or market, with costs removed from inventory on a first-in/ first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity and is either sold or transferred to a productive function. Dairy, breeding herd is depreciated using the straight-line method over the estimated useful life of five years.

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

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of reconciling items, as appropriate.

e) Accounting for futures and options contracts

As discussed in Note 6, the Company utilizes a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production. The Company also engages in trading for certain financial instruments.

As discussed in Note 3.r), under Argentine GAAP, the Company’s derivative financial instruments are carried at fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

e) Accounting for futures and options contracts (continued)

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133. While management believes each of the commodity-based instruments manage various market risks, these instruments are not designated and accounted for as hedges under SFAS 133 as a result of the extensive record keeping requirements of the provision. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings.

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

f) Web site development costs

Prior to June 30, 2006 Futuros y Opciones.Com SA (FYO), under Argentine GAAP, the Company had capitalized certain costs incurred in the development of the Company’s web sites. Such costs were amortized under the straight-line method over a period of 3 years. As of June 30, 2004 web site development costs were fully amortized.

Under US GAAP, the Company applied EITF No. 00-02, “Accounting for Web Site Development Costs”, pursuant to which certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities were expensed as incurred. During the year ended June 30, 2004, not presented, the Company reversed amortization charges recognized under Argentine GAAP of Ps. 0.4 million.

g) Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. During the year ended June 30, 2000, the Company acquired a 70% equity interest in Futuros y Opciones.Com S.A., a web-based provider of financial instrument news and analytic tools. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. Under Argentine GAAP, the excess of the purchase price over the fair value was assigned to goodwill and is being amortized over 5 years. Under US GAAP, such excess was allocated to the non-compete agreement entered into with the previous owners, which was being amortized over 5 years, the term of the agreement.

h) Amortization expense

The differences in the carrying amount of intangible assets between Argentine GAAP and US GAAP as described in Note 17.I.g) give rise to differences in amortization expense.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

i) Elimination of gain on acquisition of minority interest

Under Argentine GAAP, the Company recorded, during fiscal year 1999, a gain on the acquisition of the minority interest of Agro Riego (subsequently merged with and into the Company). Under US GAAP, such excess was recorded as a reduction in the values of the underlying non-current assets of Agro Riego and is being amortized over the estimated useful lives of such assets.

j) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds, mortgage bonds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. The IRSA’s Convertible Note were reclassified from held-to-maturity to available-for-sale. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

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

k) Effect of US GAAP adjustments on equity investees

The Company has assessed the impact of US GAAP adjustments for its equity investee Agro-Uranga S.A. As a consequence of this assessment, the Company has recognized a net gain of Ps. 87,760 Ps. 74,046 and Ps. 117,788 for the years ended June 30, 2006, 2005 and 2004, respectively. The principal US GAAP adjustment affecting Agro-Uranga S.A. is related to valuation of inventories.

l) Accounting for stock options

As discussed in Note 5.b), an amount of 4,612,290 shares of treasury stock had been reserved under a stock option plan (the “Plan”) approved by the shareholders in November 2001. Pursuant to the terms of the Plan, two thirds of the shares underlying the options were to be allocated to certain executive members of the Company´s management as initial beneficiaries of the Plan and the remaining one third was to be allocated to certain other executive officers. In February 2002, the Board of Directors approved a stock option plans (the “February 2002 Plan”) pursuant to which the Company granted stock options to purchase 3,073,437 shares at an exercise price of Ps. 1 plus accrued interest at a rate of 180-days LIBO. Options vested immediately. Options were exercisable at any time through January 2005. In addition, dividends distributed on the underlying shares, if any, were to be accumulated and paid to the beneficiaries upon exercise. Options were to be paid in cash and no financing and/or other form of settlement was provided by the Company. In December 2002, the Board of Directors approved a second stock option plans (the “December 2002 Plan”) pursuant to which the Company granted to certain executive officers other than the initial beneficiaries stock options to purchase 1,538,853 shares with the exact terms and conditions as the options granted in the February 2002 Plan. For the years ended June 30, 2005, stock options were exercised for total consideration of Ps. 0.2 million. All stock options were exercised as of June 30, 2005.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

l) Accounting for stock options (continued)

Under Argentine GAAP, the Company has not recognized any compensation expense related to the February 2002 and December 2002 plans. The Company recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the options.

The Company adopted Statement of Financial Accounting Standard (“SFAS”) 123(R), “Share-Based Payment,” effective July 1, 2005. Since all options were vested at July 1, 2005, the adoption of SFAS 123R had no impact on the Company´s financial position or results of operations.

Prior to adopting SFAS 123(R), the Company accounted for share-based compensation using the intrinsic-value method under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) as permitted by SFAS 123, “Accounting for Stock-based Compensation.” Under the intrinsic-value method, compensation expense was measured as the market value of the underlying common stock on the date of grant less the exercise price the employee was required to pay. The measurement date was deemed to be the first date at which both (i) the number of shares the employee is entitled to receive and (ii) the exercise price, if any, were known. As the exercise price increased for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, were accumulated and paid in cash to the beneficiaries, the final exercise price was not known until the date of exercise. Therefore, the February 2002 and December 2002 Plans were considered to be variable plans and the final measurement dates were the dates of the respective exercise of the options.

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

As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation in the periods the rights were granted. Compensation expense recognized during fiscal years not presented, 2004 and 2005 (including subsequent adjustments up to the final measurement date) amounted to Ps. 560,205 and Ps. 181,516, respectively. Quoted market prices of the Company’s shares traded in the Buenos Aires Stock Exchange were used in measuring compensation. All stock options were exercised as of June 30, 2005.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

l) Accounting for stock options (continued)

Following is a summary of the stock option activity during fiscal years 2004 and 2005:

	Shares	Weighted- average exercise price
Outstanding as of July 1, 2003 Outstanding as of June 30, 2002	572,437	Ps.	1.02

Granted	—		—
Exercised	(332,437)		1.04
Terminated / forfeited	—		—

Outstanding as of June 30, 2004	240,000	Ps.	1.05

Granted	—		—
Exercised	(240,000)		1.06
Terminated / forfeited	—		—

Outstanding as of June 30, 2005	—	Ps.	—

Had compensation cost for the awards under the Plan been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2004
Basic net income:
As reported	Ps.	3,287,302
Pro forma		3,835,722
Basic net income per share:
As reported	Ps.	0.02
Pro forma		0.03
Diluted net income:
As reported	Ps.	3,287,302
Pro forma		3,835,722
Diluted net income per share:
As reported	Ps.	0.02
Pro forma		0.03

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

l) Accounting for stock options (continued)

The fair value of each option granted was estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yield; volatility of 40.0% and 58.7% for the years 2002 and 2003, respectively, and risk free interest rates of 1.11% for the year 2002 and 2.06% for the years 2003, 2004 and 2005, respectively.

m) Accounting for convertible notes

As discussed in Note 10, in October 2002, the Company issued US$ 50 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants associated with the Convertible Notes.

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Net discount amortization recognized during the years ended June 30, 2004, 2005 and 2006 totaled Ps. 9.8 million, Ps. 7.9 million and Ps. 11.6 million, respectively. These amounts include Ps. 4.8 million, Ps. 2.5 million and Ps. 12.4 million of accelerated amortization recognized as a result of warrant conversions made during those years, respectively. As the Company’s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. (1.2) million, Ps. 0.6 million and Ps. 0.9 million during the years ended June 30, 2004, 2005 and 2006, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of reconciling items (continued)

m) Accounting for convertible notes (continued)

During the years ended June 30, 2004, 2005 and 2006 certain holders of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 13,136,577, 5,918,871 and 29,151,389 shares of common stock, respectively. Upon conversion, the Company issued 24.7 million of warrants, of which 24.3 million had been exercised at June 30, 2006. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. 390,636 from additional paid-in capital to additional paid-in capital of warrants.

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

As a result of this difference in classification, net sales under US GAAP would have been Ps. 105.4 million, Ps. 75.6 million and Ps. 62.3 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Cost of sales

Under Argentine GAAP, gains or losses on holding livestock inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales.

As a result of this difference in classification, cost of sales under US GAAP would have been Ps. 83.4 million, Ps. 46.2 million and Ps. 36.7 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

a) Statement of income classification differences (continued)

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

As a result of these differences in classification, gross profit under US GAAP would have been Ps 22.0 million, Ps. 29.4 million and Ps. 24.9 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Operating income

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income. Additionally under Argentine GAAP, the Company reflected management fees as non-operating expensive; under US GAAP, such expense would be included as operating expense

In addition, under Argentine GAAP the Company consolidates on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

As a result of these differences in classification, operating income under US GAAP would have been Ps. (3.0) million, Ps. 7.5 million and Ps. 15.1 million for the years ended June 30, 2006, 2005 and 2004, respectively.

b) Balance Sheet classification differences

Inventories

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

b) Balance Sheet classification differences (continued)

Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. During the year ended June 30, 2000, the Company acquired a 70% equity interest in Futuros y Opciones.Com S.A., a web-based provider of financial instrument news and analytic tools. The purchase price was allocated to the net assets acquired, based upon their respective fair market values. Under Argentine GAAP, the excess of the purchase price over the fair value was assigned to goodwill and was amortized over 5 years. Under US GAAP, such excess was allocated to the non-compete agreement entered into with the previous owners, which was being amortized over 5 years, the term of the agreement.

In addition, under Argentine GAAP the Company consolidates on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

c) Statement of changes in shareholders’ equity classification differences

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

d) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and fair value of Financial Instruments” (“SFAS 119”), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 17.II.e), for details of concentration of credit risk.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2006 and 2005 are as follows:

•	The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term receivables is considered to approximate their respective carrying values due to their short-term nature.

The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

•	The Company carries available for-sale-securities, consisting of investments in mutual funds, mortgage bonds, and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•	Derivative financial instruments are reported at their fair values on the consolidated balance sheets. The fair values are based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

•	The fair value of the Company’s Convertible Notes was Ps. 321.9 million and Ps. 415.3 million at June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

e) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic and foreign financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2006 and 2005, approximately Ps. 25.6 million and Ps. 14.0 million included in the cash balances were held with 34 and 32 institutions, respectively. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2006 and 2005 due to the diversity of its customer base. However, as of June 30, 2006, only one customer, Cargill, accounts for more than 30% of total consolidated sales of the Company.

Mastellone S.A. (“Mastellone”) is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to approximately Ps. 7.9 million, Ps. 3.5 million and Ps. 3.2 million for the years ended June 30, 2006, 2005 and 2004, respectively, representing 7.0%, 4.4% and 4.6% of total consolidated net sales. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

f) Statement of cash flows

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as those dates. Note 14 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Statement of cash flows (continued)

As described in Note 3.b), under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under US GAAP. However, as discussed in Note 2.c), under Argentine GAAP, the Company consolidates the accounts of Cactus on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over these investments. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared using US GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Cactus.

The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

	Year ended June 30,
	2006		2005		2004
Net cash (used in) provided by operating activities	Ps.	(25,974,299)	Ps.	(10,085,539)	Ps.	(2,107,789)
Net cash provided by (used in) investing activities		(110,865,934)		62,902,474		(24,534,630)
Net cash (used in) provided by financing activities		92,250,539		1,691,457		16,670,247
Effects of exchange rate changes		4,504,258		(183,837)		1,272,280
Effects of inflation accounting		—		—		—

Net increase (decrease) in cash and cash equivalents	Ps.	(40,085,436)	Ps.	54,324,555	Ps.	(8,699,892)

g) Earnings per share

As described in Note 3.t), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding stock options and warrants, using the treasury-stock method. Under US GAAP, the Company applied the treasury-stock method. Using the treasury-stock method, the weighted-average number of potential common stock during the years ended June 30, 2004, 2005 and 2006 would have been 133,537,636, 127,796,997 and 112,154,819 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2004, 2005 and 2006, using the treasury-stock method, would have been Ps. 0.16, Ps. 0.29 and Ps. 0.15 respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	27,488,776	Ps.	86,694,454	Ps.	3,287,302
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		19,923,566		17,541,990		—
Foreign currency exchange gain		6,518,517		(2,329,048)		—
Income tax effects		(1,781,073)		(4,965,883)		—
Management fee		(8,631,354)		(1,024,706)		—

Net income available to common shareholders plus assumed conversions	Ps.	43,518,433	Ps.	95,916,807	Ps.	3,287,302

	Year ended June 30,
	2006		2005		2004
Denominator:
Weighted-average number of shares outstanding		170,681,455		155,343,629		137,137,783
Plus: incremental shares of assumed conversions:
Stock options (i)		—		84,255		—
Warrants (i)		39,748,848		45,310,167		—
Convertible Notes		72,405,971		82,402,576		—

Adjusted weighted-average number of shares		282,836,274		283,140,627		137,137,783

Basic and diluted EPS:
Basic net income per common share	Ps.	0.16	Ps.	0.56	Ps.	0.02
Diluted net income per common share (ii)		0.15		0.34		0.02

(i)	Potential common shares related to the stock options and warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The calculation of diluted net income per common share under US GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive.

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

Total rent expense, including rents related to land leases, was Ps 9.7 million, Ps. 10.1 million and Ps. 3.5 million for the years ended June 30, 2006, 2005 and 2004, respectively.

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

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

j) Equity investments (continued)

The Company’s share of the income of these affiliates was Ps. 27.03 million, and Ps. 28.1 million for the years ended June 30, 2006 and 2005, respectively, and its investment in these companies totaled Ps. 468.37 million at June 30, 2006 and Ps. 289.4 million at June 30, 2005. The Company’s share of undistributed earnings of Agro-Uranga S.A totaled Ps. 1.2 million at June 30, 2006 and Ps. 1.8 million at June 30, 2005. The Company’s share of undistributed earning of IRSA S.A. totaled Ps. 25.79 million at June 30, 2006 and as of June 30, 2005, IRSA S.A. and BrasilAgro had no undistributed earnings. Summarized financial information of these affiliates is as follows:

Agro-Uranga S.A.	2006		2005
Current assets	Ps.	13,763,266	Ps.	12,488,672
Non-current assets		6,090,072		6,048,557

Total assets	Ps.	19,853,338	Ps.	18,537,229

Current liabilities	Ps.	3,755,743	Ps.	3,398,470
Non-current liabilities		776,780		168,972

Total liabilities	Ps.	4,532,523	Ps.	3,567,442

Shareholders’ equity	Ps.	15,320,815	Ps.	14,969,787

Production	Ps.	13,551,353	Ps.	—
Sales	Ps.	21,535,812	Ps.	21,472,821
Gross profit	Ps.	11,701,073	Ps.	13,389,650
Net income	Ps.	3,469,748	Ps.	5,028,846

IRSA	2006		2005
	Ps.(000)		Ps.(000)
Current assets	Ps.	481,788	Ps.	389,735
Non-current assets		2,258,333		2,134,691

Total assets	Ps.	2,740,121	Ps.	2,524,426

Current Liabilities	Ps.	419,228	Ps.	310,977
Non-Current Liabilities		385,138		515,381

Total liabilities	Ps.	804,366	Ps.	826,358

Minority interest	Ps.	449,989		445,839

Shareholders’ equity	Ps.	1,485,766	Ps.	1,252,229

Revenues	Ps.	577,680	Ps.	369,889
Gross profit	Ps.	333,849	Ps.	201,815
Net income	Ps.	96,573	Ps.	103,245

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

j) Equity investments (continued)

BrasilAgro	2006
	Ps. (000)
Current assets	Ps.	752,948
Non-current assets		38

Total assets	Ps.	752,986

Current Liabilities	Ps.	2,239

Total liabilities	Ps.	2,239

Shareholders’ equity	Ps.	750,747
Net loss	Ps.	(33,657)

k) Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds as well as its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2006 and 2005 were as follows:

	2006			2005
Instrument	Cost	Unrealized gain (loss)	Market value	Cost	Unrealized gain (loss)	Market value
IRSA Convertible notes	37,418,778	70,714,662	108,133,440
Mutual Funds (1)	1,189,663	9,728	1,199,391	52,500,140	11,634	51,511,774
Mortgage bonds	1,294,808	39,372	1,334,180	1,609,590	97,072	1,706,662
Government bonds	3,082,357	40,783	3,123,140	3,969,924	228,761	4,198,685

Total	42,985,606	70,804,545	113,790,151	58,079,654	337,467	57,417,121

(1)	Includes Mutual Funds at cost of 0.41 million and a market value of 0.41million form 50% of currents investment of Cactus.

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

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

l) Comprehensive income (continued)

	Year ended June 30,
	2006		2005		2004
Net income under US GAAP	Ps.	27,488,776	Ps.	86,694,454	Ps.	3,287,302
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		4,275,352		2,472,592		5,054,642
Foreign currency translation in the investee of BrasilAgro		(6,650,419)		—		—
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		70,714,662		—		—
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps. 79,572, Ps. 107,167 and Ps.3,495 for fiscal years 2006, 2005 and 2004, respectively)		(147,777)		199,023		(6,497)

Comprehensive income	Ps.	96,130,594	Ps.	89,366,069	Ps.	8,335,447

	As of June 30,
	2006		2005		2004
Accumulated other comprehensive income	Ps.	77,576,412	Ps.	8,934,594	Ps.	6,262,979

m) Recently issued accounting standards

On May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, non financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard will be effective for the Company’s fiscal year ended June 30, 2007. The Company expects the adoption of this standard will not have a material effect on the Company’s financial position or results of its operations.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

m) Recently issued accounting standards (continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. The Company is in the process of analyzing the impact, if any, that is standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. The Company is in the process of analyzing the impact, if any that is standard will have on its financial position and results of operations.

In March 2006, the Emerging Issues Task Force issued EITF 06-3, “How Taxes collected from customers and remitted to Governmental authorities should be presented in the Income Statement (that is, gross versus net presentation)”, the Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis based on their accounting policy. Companies shall disclose their accounting policy and additionally if such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. This issue is effective for financial statements for annual periods beginning after December 15, 2006.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

m) Recently issued accounting standards (continued)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for the Company June 30, 2007 financial statements. The Company is currently evaluating the potential impact of SAB No. 108 on its consolidated financial statements.

n) Pro-rata consolidation of Cactus

As discussed in Note 2.c.), under Argentine GAAP the Company consolidates the accounts of Cactus on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Presented below is the consolidated condensed information of the Company at June 30, 2006 and 2005 considering Cactus as an equity investee:

	2006
	As reported	Elimination of Cactus accounts	Inclusion of Cactus as an equity investee	As adjusted
Current assets	94,982,864	(2,963,663)		92,019,201
Non-current assets	775,673,020	(2,378,030)	4,431,650	777,726,640

Total assets	870,655,884	(5,341,693)	4,431,650	869,745,841

Current liabilities	101,909,091	(794,493)	—	101,114,598
Non-current liabilities	142,321,331	(115,550)	—	142,205,781

Total liabilities	244,230,422	(910,043)	—	243,320,379

Current Translation Adjustments	(6,650,419)			(6,650,419)

Minority interest	559,871	—	—	559,871

Shareholders’ equity	632,516,010	(4,431,650)	4,431,650	632,516,010

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Pro-rata consolidation of Cactus (continued)

	2005
	As reported	Elimination of Cactus accounts	Inclusion of Cactus as an equity investee	As adjusted
Current assets	152,742,124	(2,555,294)		150,186,830
Non-current assets	590,670,069	(2,529,687)	4,337,175	592,477,557

Total assets	743,412,193	(5,084,981)	4,337,175	742,664,387

Current liabilities	65,980,140	(708,479)	—	65,271,661
Non-current liabilities	154,084,136	(39,327)	—	154,044,809

Total liabilities	220,064,276	(747,806)	—	219,316,470

Minority interest	276,947	—	—	276,947

Shareholders’ equity	523,070,970	(4,337,175)	4,337,175	523,070,970

18. Other financial statement information

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

a) Property and equipment

Principal Account	Value at the beginning of year		Additions and/or transfers		Deductions		Value at the end of year		Depreciation									Net carrying value as of June 30, 2006		Net carrying value as of June 30, 2005
									Rate %	Accumulated at the beginning of year		Current year				Accumulated at the end of year
												Decrease for the year		Amount
Farms	Ps.	127,920,136	Ps.	32,824,733	Ps.	5,691,493	Ps.	155,053,376	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	155,053,376	Ps.	127,920,136
Wire fences		4,815,906		145,839		181,072		4,780,673	3		1,126,302		54,868		164,774		1,236,208		3,544,465		3,689,604
Watering troughs		3,549,725		635,800		254,865		3,930,660	5		1,090,500		100,736		186,032		1,175,796		2,754,864		2,459,225
Alfalfa fields and meadows		3,265,110		1,315,392		1,282,571		3,297,931	12-25-50		2,020,885		1,199,476		684,923		1,506,332		1,791,599		1,244,225
Buildings and constructions		5,982,037		23,856,489		58,895		29,779,631	2		1,901,144		10,112		595,117		2,486,149		27,293,482		4,080,893
Machinery		9,610,388		1,126,427		142,384		10,594,431	10		6,152,583		89,329		962,294		7,025,548		3,568,883		3,457,805
Vehicles		1,520,010		880,899		91,114		2,309,795	20		870,378		65,764		389,425		1,194,039		1,115,756		649,632
Tools		193,155		6,565		1,804		197,916	10		139,216		1,173		14,210		152,253		45,663		53,939
Furniture and equipment		1,149,488		71,356		7,174		1,213,670	10		716,045		2,623		116,277		829,699		383,971		433,443
Corrals and leading lanes		670,101		198,054		—		868,155	3		130,029		—		28,290		158,319		709,836		540,072
Roads		1,057,888		1,168,176		25,160		2,200,904	10		689,480		12,580		217,100		894,000		1,306,904		368,408
Facilities		11,596,648		1,058,340		39,626		12,615,362	10-20-33		4,647,034		37,474		1,214,220		5,823,780		6,791,582		6,949,614
Computer equipment		1,188,319		288,377		22,716		1,453,980	20		844,095		22,565		185,727		1,007,257		446,723		344,224
Silo plants		1,169,114		—		72,595		1,096,519	5		378,719		31,942		59,687		406,464		690,055		790,395
Feed Lot		3,871,779		72,214		23,088		3,920,905	—		1,357,519		18,471		294,012		1,633,060		2,287,845		2,514,260
Constructions in progress		10,918,842		12,481,057		14,558,266		8,841,633	—		—		—		—		—		8,841,633		10,918,842
Advances to suppliers		82,879		662,719		541,026		204,572	—		—		—		—		—		204,572		82,879
Forest Products- Posts		—		70,384		—		70,384	—		—		—		—		—		70,384		—
Forest Products raw materials		—		4,320,000		—		4,320,000	—		—		—		—		—		4,320,000		—
Improvements in third parties buildings		—		3,553,919		—		3,553,919	—		—		—		—		—		3,553,919		—

Total as of June 30, 2006	Ps.	188,561,525	Ps.	84,736,740	Ps.	22,993,849	Ps.	250,304,416		Ps.	22,063,929	Ps.	1,647,113	Ps.	5,112,088	Ps.	25,528,904	Ps.	224,775,512	Ps.	—

Total as of June 30, 2005	Ps.	179,919,641	Ps.	27,067,824	Ps.	18,425,940	Ps.	188,561,525		Ps.	19,893,168	Ps.	1,998,378	Ps.	4,169,139	Ps.	22,063,929	Ps.	—	Ps.	166,497,596

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

b) Intangible assets

Principal Account	Value at the beginning of year		Additions and/or transfers		Value at the end of year		Amortization							Net carrying value as of June 30, 2006		Net Carrying value as of June 30, 2005
							Rate %	Accumulated at the beginning of year		Amount		Accumulated at the end of year
Concession rights		—		23,581,646		23,581,646	—		—		—		—		23,581,646		—
Development costs		1,410,368		—		1,410,368	33.33		1,410,368		—		1,410,368		—		—
Organization expenses		448,818		—		448,818	—		448,818		—		448,818		—		—
Patents and trademarks		18,938		—		18,938	—		18,938		—		18,938		—		—

Total as of June 30, 2006	Ps.	1,878,124	Ps.	23,581,646	Ps.	25,459,770		Ps.	1,878,124	Ps.	—	Ps.	1,878,124	Ps.	23,581,646	Ps.	—

Total as of June 30, 2005	Ps.	1,878,124	Ps.	—	Ps.	1,878,124		Ps.	1,878,124	Ps.	—	Ps.	1,878,124	Ps.	—	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

c) Investments

Type and characteristics of the securities	Carrying value as of June 30, 2006		Carrying value as of June 30, 2005
Current investments

Mutual funds
Bank of New York Hamilton Fund in dollars	Ps.	54,906	Ps.	52,439,110
Fondo especial Banco Río in pesos		898,081		50,034
Fondo plazo fijo Banco Río in dollars		—		2,395
BankBoston 1784 Fund		246,404		—

	Ps.	1,199,391	Ps.	52,491,539

Notes and Convertible Notes
Convertible Notes – IRSA	Ps.	386,779	Ps.	1,078,320
Global 2010 Bonds		93,140		101,627
Nobacs		3,030,000		3,003,000
Bonos Arg. Discount 2033		—		1,073,823
Interest of Bonds		—		20,235
Mortgage Bonds		1,334,180		1,706,662

	Ps.	4,844,099	Ps.	6,983,667

Time deposits	Ps.	180,298	Ps.	502,796

Total current investments	Ps.	6,223,788	Ps.	59,978,002

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

d) Allowances and provisions

Items	Opening Balances		Increases for the year		Deductions for the year		Applications		Closing Balances
2006
Deducted from assets
Allowance for doubtful accounts	Ps.	386,344	Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Total deducted from assets	Ps.	386,344	Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	104,198	Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

Total included in non-current liabilities	Ps.	104,198	Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

2005
Deducted from assets
Allowance for doubtful accounts	Ps.	412,067	Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	386,344

Total deducted from assets	Ps.	412,067	Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	386,344

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	38,327	Ps.	65,871	Ps.	—	Ps.	—	Ps.	104,198

Total included in non-current liabilities	Ps.	38,327	Ps.	65,871	Ps.	—	Ps.	—	Ps.	104,198

2004
Deducted from assets
Allowance for doubtful accounts	Ps.	479,125	Ps.	—	Ps.	(65,258)	Ps.	(1,800)	Ps.	412,067

Total deducted from assets	Ps.	479,125	Ps.	—	Ps.	(65,258)	Ps.	(1,800)	Ps.	412,067

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	38,327	Ps.	—	Ps.	—	Ps.	—	Ps.	38,327

Total included in non-current liabilities	Ps.	38,327	Ps.	—	Ps.	—	Ps.	—	Ps.	38,327

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

e) Cost of sales

	For the year ended June 30,
	2006		2005		2004
Inventories at the beginning of the year	Ps.	99,070,118	Ps.	78,741,582	Ps.	60,375,043
Holding results		2,847,711		11,622,122		2,236,255
Transfer of inventory to property and equipment		(779,347)		(1,108,210)		(381,790)
Loss (gain) from operations in the commodity markets		337,115		4,187,524		(50,674)
Transfer of inventory to cost of sales		(764,336)		(201,928)		(215,085)
Transfer of unharvested crops to expenses		(31,740,157)		(27,490,398)		(15,868,619)
Purchases		51,291,017		37,845,426		38,717,765
Operating expenses (Note 18.g)		63,354,301		55,132,613		39,031,443
Stock at the end of the year		(91,295,911)		(99,070,118)		(78,741,582)

Cost of Sales (1)	Ps.	92,320,511	Ps.	59,658,613	Ps.	45,102,756

(1)	Includes results of cattle production amounting Ps. 2,904,349 as of June 30, 2006, Ps. 3,816,938 as of June 30, 2005 and Ps. 7,826,547as of June 30, 2004.
(1)	Includes results of grains production amounting Ps. 2,799,938 as of June 30, 2006, Ps. 10,536,449 as of June 30, 2005 and Ps. 5,185,187 as of June 30, 2004.
(1)	Includes results of milk production amounting Ps. 1,946,013 as of June 30, 2006, Ps. 897,390 as of June 30, 2005 and Ps.894,040 as of June 30, 2004.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

f) Foreign currency assets and liabilities

	June 30, 2006					June 30, 2005
Item	Type and amount of foreign currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	7,835,857	3.046	Ps.	23,868,019	US$	4,215,034	Ps.	12,000,202
Cash and banks in brazilian reais	Rs	1,524	1.289		1,964		—		—
Investments
Mutual funds	US$	18,026	3.046		54,906	US$	18,419,917		52,441,505
IRSA Convertible Notes	US$	125,333	3.086		386,779	US$	373,509		1,078,320
Deposits in foreign banks	US$	59,192	3.046		180,298	US$	176,606		502,796
Trade accounts receivable	US$	14,768	3.046		44,982	US$	354,791		1,010,091
Other receivables
Collateralized	US$	1,148,224	3.046		3,497,490	US$	2,886,254		8,217,166
Guarantee deposits, premiums collected (paid) and margin deposits receivable from brokers.	US$	475,302	3.046		1,447,771	US$	939,597		2,675,032
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Cactus Argentina S.A.	US$	4,140	3.086		12,775		—		—
Others	US$	20,698	3.086		63,875		—		—
Non-Current Assets
Other receivables
Collateralized	US$	2,713,488	3.046		8,265,284		—		—
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Alto Palermo S.A.	US$	189,470	3.086		584,704		—		—
IRSA S.A.	US$	48,721	3.086		150,353		—		—
Others	US$	27,067	3.086		83,529		—		—
Investments
IRSA Convertible Notes	US$	12,000,000	3.086		37,031,999	US$	36,538,897		105,487,796

U$S	U$S	24,680,286			75,672,764	US$	63,904,605		183,412,908

Rs	Rs	1,524			1,964				—

Total Assets				Ps.	75,674,728			Ps.	183,412,908

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	3,521,509	3.086	Ps.	10,867,379	US$	2,290,120	Ps.	6,611,576
Accruals	US$	862,487	3.086		2,661,634	US$	898,119		2,592,869
Short term debt
Local Banks	US$	4,399,210	3.086		13,575,961		—		—
Accrued interest Convertible Notes	US$	264,500	3.086		816,247		410,193		1,184,226
Other liabilities
Security transactions payable	US$	—			—		1,448,075		4,180,593
Advances to customers	US$	—			—	US$	711,881		2,055,200
Non-Current Liabilities
Trade accounts payables
Accruals	US$	270,671	3.086		835,292		—		—
Long term debt
Loans	US$	6,600,000	3.086		20,367,600
Convertible Notes	US$	25,324,460	3.086		78,151,284	US$	40,127,544		115,848,220

Total Liabilities	US$	41,242,837		Ps.	127,275,397	US$	45,885,932	Ps.	132,472,684

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18. Other financial statement information (continued)

g) Other expenses

Items	Expenses						Total for the year ended June 30, 2006		Total for the year ended June 30, 2005		Total for the year ended June 30, 2004
	Operating		Selling		Administrative
Directors’ fees	Ps.	—	Ps.	—	Ps.	248,124	Ps.	248,124	Ps.	116,591	Ps.	9,917
Fees and payments for services		621,627		—		3,806,118		4,427,745		1,724,405		1,895,699
Salaries and wages and social security contributions		5,810,915		130,885		5,240,390		11,182,190		8,564,100		7,012,132
Taxes, rates and contributions		633,028		—		243,806		876,834		1,212,585		509,346
Gross sales tax		—		686,731		—		686,731		92,142		623,425
Office and administrative expenses		224,631		2,305		909,986		1,136,922		776,848		452,283
Bank commissions and expenses		33,725		—		—		33,725		35,715		13,084
Depreciation		4,775,453		—		336,635		5,112,088		4,169,139		3,567,504
Vehicle and traveling expenses		669,800		14,729		317,807		1,002,336		749,540		579,740
Spare parts and repairs		1,913,072		—		9,311		1,922,383		1,487,293		1,146,429
Insurance		67,222		—		221,138		288,360		276,137		325,352
Employees’ maintenance		300,808		—		192,587		493,395		507,776		201,886
Amortization of intangible assets		—		—		—		—		—		369,637
Livestock expenses (1)		12,549,500		815,310		—		13,364,810		13,316,510		11,862,422
Dairy farm expenses (2)		4,178,375		—		—		4,178,375		1,507,746		1,530,085
Agricultural expenses (3)		29,985,388		8,371,911		—		38,357,299		33,056,177		18,003,203
Feed lot expenses		576,889		—		—		576,889		480,912		535,626
Silo expenses		87,691		—		—		87,691		161,550		389,016
Coal expenses		—		202		—		202		—		12,764
Firewood expenses		—		—		—		—		—		707
Services		—		—		—		—		—		6,219
Agropecuaria Cervera expenses		66,178		—		—		66,178		—		—
Advertising expenses		8,250		67,274		—		75,524		72,834		59,093
Other		851,749		8,253		34,405		894,407		691,533		569,053

Total for the year ended June 30, 2006	Ps.	63,354,301	Ps.	10,097,600	Ps.	11,560,307	Ps.	85,012,208		—		—

Total for the year ended June 30, 2005	Ps.	55,132,613	Ps.	6,595,641	Ps.	7,271,279		—	Ps.	68,999,533		—

Total for the year ended June 30, 2004	Ps.	39,031,443	Ps.	4,903,065	Ps.	5,740,114		—		—	Ps.	49,674,622

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Andrés Suarez

Buenos Aires, Argentina

December 21, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 28.e.)	Ps.	103,018	Ps.	98,244
Investments (Notes 4.b. and 28.e.)		130,420		113,690
Mortgages and leases receivable, net (Notes 4.c. and 28.e.)		114,911		65,481
Other receivables and prepaid expenses (Notes 4.d. and 28.e.)		52,159		46,694
Inventories (Note 4.e.)		81,280		65,626

Total current assets		481,788		389,735

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c.)		33,044		7,765
Other receivables and prepaid expenses (Notes 4.d. and 28.e.)		97,882		112,538
Inventories (Note 4.e.)		80,830		34,185
Investments (Note 4.b.)		647,981		542,863
Fixed assets, net (Note 28.a.)		1,413,212		1,445,551
Intangible assets, net (Note 28.b.)		3,599		4,975

Subtotal		2,276,548		2,147,877

Goodwill, net		(18,215)		(13,186)

Total non-current assets		2,258,333		2,134,691

Total Assets	Ps.	2,740,121	Ps.	2,524,426

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 28.e.)	Ps.	127,369	Ps.	66,881
Mortgages payable (Notes 4.l. and 28.e.)		18,407		25,462
Customer advances (Notes 4.g. and 28.e.)		64,847		50,924
Short-term debt (Notes 4.i. and 28.e.)		110,799		93,918
Salaries and social security payable (Note 4.h.)		14,823		12,336
Taxes payable (Notes 4.j. and 28.e.)		33,928		22,352
Other liabilities (Notes 4.k. and 28.e.)		49,055		39,104

Total current liabilities		419,228		310,977

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 28.e.)		1,196		1,949
Mortgages payable (Notes 4.l. and 28.e.)		14,722		27,627
Customer advances (Note 4.g.)		41,482		39,868
Long-term debt (Notes 4.i. and 28.e.)		280,560		389,755
Taxes payable (Note 4.j.)		14,926		21,772
Other liabilities (Notes 4.k. and 28.e.)		32,252		34,410

Total non-current liabilities		385,138		515,381

Total Liabilities		804,366		826,358

Minority interest		449,989		445,839

SHAREHOLDERS’ EQUITY		1,485,766		1,252,229

Total Liabilities and Shareholders’ Equity	Ps.	2,740,121	Ps.	2,524,426

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
Revenues	Ps.	577,680	Ps.	369,889	Ps.	260,805
Costs (Note 28.d)		(243,831)		(168,074)		(147,416)

Gross profit		333,849		201,815		113,389

Gain from recognition of inventories at net realizable value		9,063		17,317		—
Selling expenses		(60,105)		(36,826)		(21,988)
Administrative expenses		(95,624)		(69,556)		(50,240)

Subtotal		(146,666)		(89,065)		(72,228)

Net income from retained interest in securitized receivables (Note 16)		2,625		423		261
Gain from operations and holdings of real estate assets, net (Note 7)		12,616		27,938		63,066

Operating income		202,424		141,111		104,488

Amortization of goodwill		(1,080)		(1,663)		(2,904)
Equity gain from related companies		41,657		67,207		26,653
Financial results, net (Note 8)		(41,381)		(12,217)		11,823
Other expenses, net (Note 9)		(19,066)		(14,834)		(13,636)

Income before taxes and minority interest		182,554		179,604		126,424

Income and asset tax expense		(58,791)		(53,207)		(25,720)
Minority interest		(27,190)		(23,152)		(12,842)

Net income	Ps.	96,573	Ps.	103,245	Ps.	87,862

Earnings per share (Note 18):
Basic net income per share	Ps.	0.25	Ps.	0.37	Ps.	0.39

Diluted net income per share	Ps.	0.23	Ps.	0.23	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2003	Ps.	212,013	Ps.	274,387	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		14,313		38,047		—		—		38,047
Exercise of warrants		13,056		—		11,703		24,759		—		—		24,759
Net income for the year		—		—		—		—		—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	274,387	Ps.	595,505	Ps.	1,118,695	Ps.	19,447	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		31,001		83,450		—		—		83,450
Exercise of warrants		56,015		—		49,665		105,680		—		—		105,680
Net income for the year		—		—		—		—		—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held 11/29/05		—		—		(75,043)		(75,043)		—		75,043		—
Net income for the year		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	96,573	Ps.	1,485,766

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	96,573	Ps.	103,245	Ps.	87,862
Adjustments to reconcile net income to net cash flows from operating activities:
Plus income and asset tax expense accrued for the year		58,791		53,207		25,720
Depreciation and amortization		81,313		74,961		68,519
Minority interest		27,190		23,152		12,842
Accruals for director’s fees		13,778		13,700		8,447
Allowances and provisions		23,916		14,538		12,414
Equity gain from related companies		(41,657)		(67,207)		(26,653)
Gain from operations and holdings of real estate assets, net		(12,616)		(27,938)		(63,066)
Financial results		24,252		(27,605)		(35,451)
Gain from recognition of inventories at net realizable value		(9,063)		(17,317)		—
Gain from sale of inventories		(44,020)		(15,501)		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Decrease (increase) in current investments		10,279		(4,532)		4,418
Increase in non-current investments		(26,433)		—		(10,729)
Increase in mortgages and leases receivables		(80,339)		(49,189)		(9,415)
Decrease (increase) in other receivables		8,128		8,763		(1,256)
Decrease (increase) in inventories		25,070		(7,418)		6,894
Decrease (increase) in intangible assets		112		(2,323)		(603)
Increase in trade accounts payable		55,980		21,048		14,442
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(28,378)		11,975		2,765
Decrease in other liabilities		(2,157)		(17,667)		(24,648)
Increase in accrued interest		13,966		5,598		2,189

Net cash provided by operating activities		194,685		93,490		74,691

CASH FLOWS FROM INVESTING ACTIVITIES:
Credit default swap agreement		—		(11,733)		—
Payment for acquisition of ownership interests in subsidiary companies net of cash acquired		(4,231)		(4,163)		—
Purchase of shares and options of Banco Hipotecario S.A.		—		—		(127,348)
Sale of shares of Banco Hipotecario S.A.		—		—		57,070
Acquisition of undeveloped parcels of land		(62,082)		(681)		(558)
Acquisition of fixed assets		(54,119)		(79,316)		(26,350)
Increase in non-current investments		(2,302)		(17,017)		—
Decrease in minority interest		(6,567)		(13,772)		—
Guarantee deposit		(8,610)		—		—
Sale of IRSA Telecommunications N.V.		1,719		—		—
Loans granted to third parties		(375)		—		—

Net cash used in investing activities		(136,567)		(126,682)		(97,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		1,190		15,840		—
Proceeds from short-term and long-term debt		45,066		117,241		300
Payment of short-term and long-term debt		(82,474)		(167,255)		(66,698)
Payment of seller financing		—		—		(1,150)
Collateral deposit		—		(5,822)		—
Exercise of warrants		43,642		105,680		24,759
Payment of cash dividends by subsidiaries to minority shareholders		(12,715)		(10,300)		(4,860)
Payment of seller financing of Mendoza Plaza Shopping S.A.		(5,150)		—		—
Decrease in mortgages payable		(25,561)		—		—
Settlement of debt with related companies		(765)		(2,516)		—

Net cash (used in) provided by financing activities		(36,767)		52,868		(47,649)

Net increase (decrease) in cash and cash equivalents		21,351		19,676		(70,144)
Cash and cash equivalents as of the beginning of the year		142,589		122,913		193,057

Cash and cash equivalents as of the end of the year	Ps.	163,940	Ps.	142,589	Ps.	122,913

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	51,342	Ps.	47,768	Ps.	58,921
Income tax		11,440		1,452		1,002

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	93,322	Ps.	83,450	Ps.	38,047
Increase in inventory through a decrease in undeveloped parcels of land		33,006		25,979		10,748
Liquidation of interest in credit card receivables		10,364		3,348		210
Increase in undeveloped parcels of land through a decrease in fixed assets		1,626		13,371		51,501
Increase in inventory through a decrease in fixed assets		1,422		6,084		18,189
Increase in fixed assets through an increase in other receivables and prepaid expenses		348		—		—
Increase in fixed assets through a decrease in inventory		293		123		40
Increase in other receivables through a decrease in fixed assets		71		—		—
Increase in other receivables through a decrease in intangible assets		12		—		—
Increase in fixed assets through a decrease in other investments		8		—		—
Increase in intangible assets through a decrease in fixed assets		6		2,126		31
Increase in fixed assets through an increase in mortgages payable		—		49,749		—
Increase in credit card receivables		—		7,501		12,513
Increase in fixed assets through a decrease in other receivables		—		103		—
Increase in fixed assets through a decrease in non-current investments		—		596		—
Increase in fixed assets through a decrease in trade accounts payable		—		926		—
Increase in other receivables through a decrease in non-current investments		—		—		14,878
Increase in other receivables through a decrease in inventory		—		—		8,755
Increase in non-current other receivables through a decrease in inventory		—		—		5,890
Increase in other receivables through an increase in taxes payable		—		—		2,854

	2006		2005		2004
Acquisitions of subsidiary companies:
cash and cash equivalents		—		1,238		—
Fair market value of fixed assets acquired		—		85,675		—
Fair market value of other assets acquired (1)		4,320		11,902		—
Fair market value of liabilities assumed		(89)		(67,516)		—

Net assets acquired		4,231		31,230		—

Minority interest		—		16,310		—

Purchase price		4,231		14,989		—
Seller financing		—		9,587		—

Purchase price paid		4,231		5,402		—
Less: cash and cash equivalents acquired		—		(1,238)		—

Net cash paid for the acquisition		4,231		4,163		—

(1)	Includes fair market value of undeveloped parcels of lands for 4,222

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

1. Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 27 to these consolidated financial statements.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV regulations represents a departure from argentine GAAP. However, such departures did not have a material effect on the accompanying consolidated financial statements.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investment in joint ventures and/or jointly controlled operations in which the company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries over which the Company has effective control, with their respective percentage of capital stock owned, is presented as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Principles of consolidation (continued)

	Percentage of capital stock owned as of June 30, (i)
	2006	2005	2004
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (ii)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iv)	—	100.00%	100.00%
Alto Palermo S.A. (“APSA”) (iii)	61.54%	60.69%	53.81%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.

(ii)	Equity interest in Abril, Pereiraola and Baldovinos are held 50 % directly by the Company and 50 % indirectly through its subsidiary Palermo Invest.

(iii)	See Note 2.f. for details.

(iv)	Merged with and into the Company effective December 1, 2005.

Proportionate consolidation

The Company exercises joint control over Metroshop and Canteras Natal Crespo. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, proportionate consolidation has been applied to these investments. Accordingly, these financial statements reflect the Company´s pro rata equity interest in these investments on a line-by-line basis.

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

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos (continued)

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure did not have a material effect on the accompanying consolidated financial statements.

d. Adoption by CNV of accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As of June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders equity of Ps. 188,442 against retained earnings.

e Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation. Balance sheet reclassifications mainly relate to the reclassification of Ps. 19.3 million, Ps. 1.0 million and Ps. 0.9 million from inventories, fixed assets and intangible assets, respectively, to undeveloped parcels of land, and of Ps. 10.0 million from undeveloped parcels of lands to fixed assets. This reclassification does not affect current, non-current or total assets, and was completed to conform to current year presentation.

f. Significant acquisitions, dispositions and development of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2006

Acquisition of Canteras Natal Crespo S.A.

During the fiscal year ended June 30, 2006, the Company acquired from Ecipsa Holding S.A. (ECIPSA), a 43.18 equity interest in Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,541.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba, Argentina, which primary operations are the development of own or third-party plots, countries, sale or rent of plots of land, real estate and house-building.

General Paz plot of land

On June 29, 2006 the Company´s subsidiary, APSA acquired from Philips Argentina S.A. a plot of land located in the northern area of Buenos Aires, covering 28,741 square meters of surface area. The purchase price was US$ 17.9 million, which was fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

f. Significant acquisition, disposition and development of businesses (continued)

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4.3 million. As a result of this transaction, the Company´s ownership interest in APSA increased from 60,69 % to 61.54%.

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

Acquisition of Mendoza Plaza Shopping

On September 29, 2004, the Company´s subsidiary, APSA, entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2005 and 2006. Through this acquisition, APSA became the holder of record of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the credit facilities to APSA in exchange for US$ 8.5 million ($24.8 million).

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

(iii) APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3 million. The put option can be exercised until the last business day of October 2008. As of the date of these financial statements, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Alto Rosario Shopping

On November 9, 2004, the Company´s subsidiary, APSA opened a new developed shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

f. Significant acquisition, disposition and development of businesses (continued)

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

g. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions and allowances for contingencies, impairment of long-lived assets, debt restructuring, deferred income asset and asset tax credit. Actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

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

for the years ended June 30, 2006, 2005 and 2004

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. For the years ended June 30, 2006, 2005 and 2004, the majority of the tenants were charged the percentage rent.

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

Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

The Company also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

•	Credit card operations

The Company, through its indirect subsidiary, Tarshop, derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at date of purchase.

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

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs of APSA´s subsidiary, Tarshop S.A. (See Notes 15 and 16).

(ii) Non-current

a) Equity investments

The Company has an 11.76 % investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method due to the significant influence of the Company on the decisions of BHSA and to the intention of holding the investment permanently. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

At June 30, 2003 APSA had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping S.A. amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.3 million and Ps. 6.6 million, respectively, of this impairment loss as a result of increases in the respective fair value. Both the impairment charge and the impairment reversal of 2004 have been included within “Equity loss from related companies” in the accompanying consolidated statements of income. The impairment reversal recognized in 2005 has been included within “Financial results, net” in the accompanying consolidated statements of income due to the consolidation of Mendoza Plaza Shopping as from October 1, 2004.

b) Retained interests in securitization programs

Non-current investments also include the Company’s retained interests in securitized receivables pursuant to the securitization programs entered into by the Company (See Notes 15 and 16 for details).

c) Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when the Company determines that the properties are to be marketed for sale, when construction commences or the land is leased.

During year ended June 30, 2002, the Company had recognized impairment losses amounting to Ps. 30,999 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003, the Company had recognized additional impairment losses totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their respective fair market values, during the years ended June 30, 2004, 2005 and 2006, the Company partially reversed these impairment losses, recognizing gains of, Ps 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

Constitución 1111), Ps 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), and Ps. 6,421 (primarily Caballito Project, Coto air space and Merlo) respectively. The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d. Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, interest on indebtedness and real estate taxes. During the years ended June 30, 2006 and 2005, the Company capitalized interest costs amounting to Ps. 222 and 418, respectively in connection with the development of “San Martin de Tours” project.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and realization of the gain, are valued at net realizable value. See “Gain from valuation of inventories at net realizable value” in the accompanying consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2006 the Company recognized impairment losses amounting to Ps. 12,621, Ps. 844 and Ps. 206, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito, Padilla 902 and Torres de Abasto). As a result of an increase in their fair market values, during the years ended June 30, 2004, 2005 and 2006 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768), Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13) and Ps. 11 (primarily in connection with Minetti D and Torres Jardín). The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and impairment charges (net of reversals). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 17 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and impairment charges of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the year ended June 30, 2005 APSA capitalized interest costs amounting to Ps 2.1 million, in connection with the construction of the Alto Rosario Shopping Center.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net (continued)

During the year ended June 30, 2002, the Company had recognized impairment losses amounting to Ps. 96,996 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). During the years ended June 30, 2003 and 2005, the Company also had recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005 and 2006 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880, Ps. 24,301 and Ps. 6,390 (primarily Shopping Alto Rosario, Constitución 1159, Reconquista 823, Hotel Intercontinental, Suipacha 652, Av. Madero 942, Constitución 1111 and Rivadavia 2768) respectively. The impairment losses and gains associated with the reversal of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

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

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

f. Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization and impairment charges.

•	Preoperating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

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

for the years ended June 30, 2006, 2005 and 2004

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

i. Other receivables and liabilities

Certain other receivables and liabilities (asset tax credits, value added tax, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

j. Financial receivables and liabilities

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

m. Income tax

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all the years presented.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

m. Income tax (continued)

The Company records income taxes using the deferred tax method required by Technical Resolution No 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

As discussed in note 2.d The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

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

p. Mortgages payable

Mortgages payable includes the debt assumed in the acquisition of Bouchard 710 (see Notes 13 for details) as well as the debt assumed in the purchase of a plot of land where the Company is currently constructing “San Martin de Tours” project. The latter will be settled at the end of the construction through the delivery of certain apartments and is remeasured each period at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

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

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

r. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 19.5 million, Ps. 12.2 million and Ps. 5.9 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

s. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute. The Company does not sponsor any employee stock ownership plans.

t. Impairment of long-lived assets

The Company periodically assesses the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of the impairment loss charges recognized in previous years and the impairment loss reversals recognized during the years ended June 30, 2006, 2005 and 2004 as a result of changes in estimates.

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

x. Earnings per share

The Company is required to disclose earnings per share information for all years presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the years by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the year by the weighted-average number of common shares and potential common shares outstanding during the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

x. Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2006		2005
Bank accounts	Ps.	97,194	Ps.	90,189
Cash on hand		4,760		7,367
Checks to be deposited		1,064		688

	Ps.	103,018	Ps.	98,244

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

b. Investments

	As of June 30,
	2006		2005
Current
Mutual funds	Ps.	108,732	Ps.	87,944
Retained interests in securitized receivables (i)		10,319		10,488
Time deposits		6,431		6,039
Mortgage bonds issue by BHSA (Note 11)		2,704		3,523
Government bonds		1,287		4,563
TDFs (iv)		324		—
Retained interest in securitized receivables (i)		184		558
Other investments		439		575

	Ps.	130,420	Ps.	113,690

Non-Current
Equity investments:
BHSA (ii)	Ps.	260,300	Ps.	213,265
Banco de Crédito y Securitización S.A.		4,782		4,448
E-Commerce Latina S.A.(vii)		129		808
IRSA Telecomunicaciones N.V. (“ITNV”) (iii)		—		1,719
Others		1,404		530
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		37,814		19,033
Retained interest in securitized mortgage receivables (i)		2,126		3,353
TDFs (iv)		752		223
Undeveloped parcels of land (v):
Santa María del Plata		114,397		112,771
General Paz plot of land (vi)		59,837		—
Puerto Retiro (Note 13 (i))		46,518		46,493
Caballito		36,622		31,396
Pereiraola		21,875		21,875
Torres Rosario		16,079		19,849
Air space Supermercado Coto – Agüero 616		13,143		11,695
Caballito plot of land		9,223		19,898
Dique IV		6,704		6,490
Canteras Natal Crespo		4,427		—
Pilar		3,408		3,408
Torre Jardin IV		3,030		3,030
Alcorta Plaza		—		18,048
Padilla 902		92		89
Others		5,319		4,442

	Ps.	647,981	Ps.	542,863

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15 and 16.
(ii)	BHSA has a significant credit exposure to the public sector. As of June 30, 2006, the investment in BHSA accounts for approximately 9 % of the total consolidated assets of the Company.
(iii)	Sold in 2006.
(iv)	Represents debt certificates issued by the trusts in connection with the Company’s securitization programs described in Note 16.
(v)	Shown net of impairment losses mentioned in Note 3.c.
(vi)	See note 2.f for details
(vii)	APSA owns a 49% interest in Altocity.com through a 50% interest in E-Commerce Latina. E-Commerce Latina is a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). Altocity.Com, primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

c. Mortgages and leases receivable, net:

	As of June 30,
	2006		2005
Current
Credit card receivables	Ps.	58,316	Ps.	28,859
Checks to be deposited		26,155		20,319
Debtors under legal proceedings (i)		25,202		25,032
Leases and services receivables		24,119		17,289
Pass-through expenses receivables (ii)		10,014		5,108
Receivable from the sale of properties		8,313		1,569
Hotel receivables		5,595		4,876
Mortgage receivables (iii)		945		538
Related parties (Note 11)		295		146
Less:
Allowance for doubtful accounts (Note 28.c.)		(44,043)		(38,255)

	Ps.	114,911	Ps.	65,481

Non-Current
Credit card receivables	Ps.	21,076	Ps.	7,899
Receivables from the sale of properties		12,213
Mortgage receivables (iii)		1,088		835
Less:
Allowance for doubtful accounts (Note 28.c.)		(1,333)		(969)

	Ps.	33,044	Ps.	7,765

(i)	Comprised of Ps 2.0 million and Ps. 2.3 million related to mortgage receivables and Ps 23.3 million and Ps. 22.7 million related to leases receivables, as of June 30, 2006 and 2005, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses passed through to tenants of shopping centers.
(iii)	Mortgage receivables consist of fixed-rate mortgages receivables from several borrowers. At June 30, 2006, the amount due from the largest individual borrower was Ps. 838 at a contractual interest rate of 10%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2006		2005
Current
Guarantee deposits (i)	Ps.	11,352	Ps.	5,230
Miscellaneous debtors		8,164		7,166
Prepaid expenses		7,322		7,009
Asset tax credits		7,321		18,009
Related parties (Note 11)		6,542		2,055
Value Added Tax (“VAT”) receivable		5,344		3,838
Advance for acquisitions (ii)		2,064		—
Income tax advances		1,638		1,332
Tax on personal assets to be recovered		836		497
Prepaid gross sales tax		790		1,037
Debtors under legal proceedings		470		96
Guarantee of defaulted credits (Note 23)		280		—
Future contracts receivable (iii)		—		269
Others		36		156

	Ps.	52,159	Ps.	46,694

Non-Current
Deferred income tax (Note 17)	Ps.	47,936	Ps.	61,761
Asset tax credits		26,000		25,694
Credit default swap agreements (iv)		12,234		11,434
Guarantee deposits (Note 16) (vi)		6,020		2,549
Mortgage receivable (v)		2,208		2,208
Allowance for doubtful mortgage receivable (v) (Note 28.c.)		(2,208)		(2,208)
Guarantee of defaulted credits (Note 23)		3,655		5,694
Value Added Tax (“VAT”) receivable		1,186		5,173
Prepaid gross sales tax.		883		782
Related parties (Note 11)		51		46
Others		669		469
Less:
Present value – other receivables		(752)		(1,064)

	Ps.	97,882	Ps.	112,538

(i)	At June 30, 2006 the balance is mainly comprised of a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between APSA, Argentimo and a developer, Constructora San José S.A., pursuant to which the Company will acquire the land to build a commercial center and/or office buildings. The remaining balance consists of the current portion of cash reserves related to APSA´s securitizations programs (See Note 16 for details), and Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company, Ps. 0.2 million of other guarantees and Ps 0.9 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).
(ii)	Represents advances paid for the acquisition, in commission, of a company and a plot of land. As of the date of these financial statements, these transactions are subject to suspensive conditions for closing.
(iii)	The Company maintained a deposit of Ps. 358 at June 30, 2005, as collateral for the future contracts (Ps. 269 net of the fair value of the future contracts). See Note 14 for details.
(iv)	Represents a guarantee deposit payment of US$ 4 million under a credit default swap agreement (the “Agreement”) entered into by the Company and Credit Suisse First Boston (CSFB). Under the Agreement, the Company is obligated to acquire a loan collateralized by a mortgage on an office building for US$ 10 million provided the certain conditions are met. The creditor of record is CSFB. Under the Agreement, the Company is obligated to pay quarterly interest to CSFB on a principal amount of US$ 6 million. Interest paid amounted to US$ 535 for the year ended June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses (continued)

(v)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.
(vi)	Mainly comprise of the non-current portion of cash reserves related to the Company’s securitization programs.

e. Inventories:

	As of June 30,
	2006		2005
Current
Plot 1 d) Dique III (i)	Ps.	25,549	Ps.	23,923
Plot 1 c) Dique III (ii)		15,587		—
San Martín de Tours		14,211		11,743
Rosario Plot of land		7,325		—
Abril/Baldovinos		5,670		7,671
“Edificios Cruceros” (iii)		3,629		8,141
Benavidez (iv)		2,329		—
Advance for acquisition of inventories (v)		1,773		—
Dock 13 Puerto Madero		1,605		1,605
Plot 1 e) Dique III (ii)		—		9,776
Other inventories		3,602		2,767

	Ps.	81,280	Ps.	65,626

Non-Current
Plot 1 e) Dique III (ii)	Ps.	41,808	Ps.	—
Caballito (vi)		22,663		—
Plot 1c) Dique III (ii)		7,274		22,861
Benavidez		6,213		8,542
Abril / Baldovinos		2,872		2,782

	Ps.	80,830	Ps.	34,185

(i)	On May 18, 2005, the Company entered into a preliminary agreement with an unrelated party, DYPSA Desarrollos y Proyectos S.A. (“DYPSA”) pursuant to which the Company would sell to DYPSA an undeveloped plot of land of Dique III (identified as plot 1d) for a total purchase price of US$ 8,500. The Company received US$ 2,150 as down payment and the remaining balance of US$ 6,350 was to be received at the time of signing the deed and effective transfer of property which was originally scheduled for November 2005. The inventory was valued at net realizable value (Ps. 23.9 million) as of June 30, 2005 and a gain of Ps. 15 million recognized accordingly. After several postponements, DYPSA paid an additional US$ 1,000 out of the remaining balance. The transfer of property and signing of deed and property documents was executed on July 17, 2006, at which time the Company received the outstanding balance of US$ 5,350.
(ii)	On September 7, 2004, the Company entered into a barter and option agreement with DYPSA pursuant to which the Company (i) exchanged an undeveloped parcel of land of Dique III (identified as plot 1c) of its property for the future delivery of housing units, parking lots and storage spaces representing an aggregate 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within a maximum period of 36 months and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within a maximum term of 548 days as from the signing date of the deed on plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. These transactions were subject to the approval of Corporacion Antiguo Puerto Madero (CAPM) which was obtained in the quarter ended December 31, 2004. As a result, the Company signed the deed of conveyance of plot 1c and the option for plot 1e in November 2004. The parties valued the transactions at a price of US$ 8,030 and US$ 10,800 for plots 1c and 1e, respectively. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in favor of the Company for the total value of the respective transaction. In May 2006, DYPSA accepted the option to acquire plot 1e on an exchange basis and both parties increased the value of the transaction to US$ 13,530. As consideration for plot 1e, DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within a maximum period of 36 months. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in favor of the Company for the original value of the respective transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories (continued)

(iii)	During the year ended June 30, 2004, the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million. As of June 30, 2006, there were three housing units for which the Company signed promissory sale contracts which have been valued at their fair market value. As a result, the Company recognized a gain of Ps. 4.6 million and Ps. 2.4 million for the years ended June 30, 2006 and 2005 which is included within “Gain from valuation of inventories at net realizable value” in the accompanying consolidated balance sheets.
(iv)	On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). As a result of this transaction, the Company recognized a gain of Ps. 907 during the year ended June 30, 2004.
(v)	See Note 4 d (ii).
(vi)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered the yet-to-be constructed building with a first-degree mortgage in favor of the Company in the amount of US$ 7,450 and two insurance policies aggregating US$ 2,500.

f. Trade accounts payable:

	As of June 30,
	2006		2005
Current
Suppliers		Ps 96,407		Ps 47,769
Accruals	.	26,300		17,253
Related parties (Note 11)		2,904		729
Foreign suppliers		1,024		973
Other		734		157

	Ps.	127,369	Ps.	66,881

Non-Current
Foreign suppliers	Ps.	1,010	Ps.	1,871
Accruals		36		78
Related parties (Note 11)		150		—

	Ps.	1,196	Ps.	1,949

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

g. Customer advances:

	As of June 30,
	2006		2005
Current
Advance payments from customers	Ps.	26,520	Ps.	20,911
Admission rights (Note 3.a.)		23,659		18,041
Lease advances (i)		12,302		10,966
Advance for the sale of a plot of land (ii)		2,366		1,006

	Ps.	64,847	Ps.	50,924

Non-Current
Admission rights (Note 3.a.)	Ps.	29,803	Ps.	26,061
Lease advances (i)		11,679		13,807

	Ps.	41,482	Ps.	39,868

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006 respectively, and Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2006 the six-month LIBOR was 4.99%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.
(ii)	As of June 30, 2006 and 2005, represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario. As of the date of these financial statements the deed has not been signed yet. Plot is valued at its net realizable value. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

h. Salaries and social security payable:

	As of June 30,
	2006	2005
Provision for vacation and bonuses	Ps.10,632	Ps. 7,428
Salaries and social security payable	3,852	4,587
Other	339	321

	Ps.14,823	Ps.12,336

i. Short-term and long-term debt:

	As of June 30,
	2006		2005
Short-term debt
IRSA Convertible Notes (i)	Ps.	882	Ps.	1,726
APSA Convertible Notes (ii)		2,161		2,016
Collateralized Notes (iii)		18,067		11,364
Uncollateralized Loan Agreement (iii)		11,116		6,994
HASA collateralized loan (note 23)		783		23,138
Uncollateralized loans (iv)		52,208		22,752
APSA Syndicated Loan (v)		25,582		25,928

	Ps.	110,799	Ps.	93,918

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

i. Short-term and long-term debt (continued)

Long-term debt
IRSA Convertible Notes (i)	Ps.	86,120	Ps.	168,059
APSA Convertible Notes (ii)		47,812		44,821
Collateralized Notes (iii)		79,265		88,670
Uncollateralized Loan Agreement (iii)		48,749		54,544
Uncollateralized loans (iv)		98		8,661
APSA Syndicated Loan (v)		—		25,000
HASA collateralized loan (Note 23)		18,516		—

	Ps.	280,560	Ps.	389,755

(i)	See Note 10 for details of the issuance of IRSA Convertible Notes.
(ii)	On August 20, 2002, the Company´s subsidiary, APSA, issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements. The outstanding balance of the Convertible Notes as of June 30, 2006 amounts to US$ 47.2 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2006 amounts to US$ 47.2 million, of which US$ 31.7 million is held by the Company. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations..
(iii)	In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. The restructuring comprised a cash settlement –of US$ 13.6 million and new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. The Company issued US$ 37.4 million Collateralized Notes are due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, having commenced in February 2003. Under Argentine GAAP, the new debt instrument was discounted using an 8% interest rate. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain covenants, including restrictions on distribution of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions, and certain payments, as well as, contains limitations on investments and capital expenditures. In addition, the Company has mortgaged certain real estate properties (See Note 13 for details). The outstanding balance of the Collateralized Notes amounts to US$ 31.5 million (equivalent to US$ 31.8million discounted at an interest rate of 8%).. The Uncollateralized Loan Agreement due November 20, 2009 payable in 20 quarterly equal installments having commencing in February 2005. The Uncollateralized Loan Agreement accrues interest at differentiated rates as follows: US$ 35 million of principal amount accrues interest at 3-month LIBOR plus 200 basis points while the remaining US$ 16 million of principal amount accrues interest at a fixed rate that is progressively increased. Interest is payable quarterly having commenced in February 2003. The Uncollateralized Loan Agreement contains similar restrictions and covenants as the Collateralized Notes. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled six installments amounting to US$ 3.45 million. As of June 30, 2006, the outstanding balance of the Uncollateralized

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

i. Short-term and long-term debt (continued)

Loan Agreement amounts to US$ 19.4 million (equivalent to US$ 19.6 million discounted at the interest rate of 8%).

(iv)	At June 30, 2006 uncollateralized loans include US$ 3 million related to a loan granted by Deutsche Bank S.A. to APSA for US$ 11 million in March 2005, of which US$ 5 million were repaid in April 4, 2005 with the proceeds received in connection with the settlement of the swap agreement and US$ 3 million repaid in February 1, 2006. The balance of the loan will be amortized in one installment on August 1, 2006. The loan accrues annual interest equivalent to Libor rate plus 3.25%. As of closing, the Company has cancelled the totality of the capital installments plus accrued interest. Uncollateralized loans also include short-term loans and overdraft facilities totaling Ps. 41.1 million and Ps. 13.8 million at June 30, 2006 and 2005.Also is included the APSA’s Interest payable to credit card trust.
(v)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated loan in a total amount of Ps. 50 million (“APSA Syndicated Loan”), which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the APSA Notes at their maturity for Ps. 48.4 million. On October 5, 2005, April 5, 2006 and October 5, 2006, the first, second and third principal installments of Ps. 12.5 million were cancelled. On July 5, 2006 the Company cancelled the fifth interest falling due of the loan.

j. Taxes payable:

	As of June 30,
	2006	2005
Current
Income tax provision, net	Ps.15,347	Ps. 6,409
Asset tax payable, net	4,061	4,894
VAT payable	5,676	4,333
Gross sales tax payable	3,217	2,495
Provision for tax on personal assets	3,150	2,241
Income tax withholdings	1,045	731
Value added tax withholdings	555	339
Other	877	910

	Ps.33,928	Ps.22,352

Non-Current
Gross sales tax payable	Ps. 2,881	Ps. 2,848
Deferred income tax (Note 17)	12,045	18,924

	Ps.14,926	Ps.21,772

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Other liabilities:

	As of June 30,
	2006	2005
Current
Seller financings (i)	Ps.12,934	Ps.11,348
Accrual for directors fees, net of advances (Note 11)	13,478	7,052
Provision for contingencies (Note 28.c.) (ii)	8,755	9,776
Donations payable (Note 11)	2,500	3,960
Related parties (Note 11)	3,906	2,829
Guarantee deposits	3,658	924
Accruals	682	514
Contributed leasehold improvements (iv)	526	525
Unearned income (iii)	—	110
Dividends payable (Note 11)	—	39
Others	2,616	2,027

	Ps.49,055	Ps.39,104

	As of June 30,
	2006	2005
Non-Current
Contributed leasehold improvements (iv)	Ps.10,947	Ps.11,473
Provision for contingencies (Note 28.c.) (ii)	10,942	11,027
Related parties (Note 11)	7,801	1,732
Guarantee deposits	2,475	2,787
Seller financings (i)	—	5,030
Unearned income (iii)	—	2,345
Document liability	92	—
Other	20	20
Less:
Present value – other liabilities	(25)	(4)

	Ps.32,252	Ps.34,410

(i)	As of June 30, 2006 the balances were primarily comprised of (a) Ps. 6.4 million related to the financing of the acquisition of Shopping Neuquén S.A.’s shares. This loan accrues interest equivalent to LIBOR for six months at the beginning of the six-month period from February 2, 2002. At June 30, 2006 the applicable LIBO rate was the one at March 1, 2006 of 4.99%, and (b) Ps. 5.4 million maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping shares (See Note 2.f.)
(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) a tax assessment issued by the authorities relating to differences in the computation of estimated useful lives of shopping centers (c) the claims related to Shopping Neuquén further discussed in Note 20, (d) the Llao Llao litigation further discussed in Note 21 and (e) other claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(iii)	On February 2, 1999 Mendoza Plaza Shopping S.A. (indirect subsidiary of the Company) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2.9 million, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping acquired the store that belonged to Riocruz S.C.S. (C&A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2.4 million, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Other liabilities (continued)

(iv)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2006, 2005 and 2004.

l. Mortgages payable

	As of June 30,
	2006	2005
Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.14,809	Ps.22,527
Mortgage payable San Martín de Tours (Note 13)	3,598	2,935

	Ps.18,407	Ps.25,462

Non-Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.14,722	Ps.27,627

	Ps.14,722	Ps.27,627

(i)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2006 the company has cancelled eleven principal installments for an amount of US$ 4,056, being the balance of principal US$ 9,569.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2006, the Company had 435,448,510 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2004, 2005 and 2006:

	Common Stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2003	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares (Note 10)	23,734,388		23,734		14,312	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending
Exercise of warrants (Note 10)	13,056,801		13,056		11,704

Balances as of June 30, 2004	248,802,993	Ps.	248,803	Ps.	595,505

Conversion of debt into common shares (Note 10)	52,448,952		52,449		31,001	Board of Directors Meeting	September 30, December 30, 2004; March 31, June 30, 2005	Pending
Exercise of warrants (Note 10)	56,014,503		56,015		49,665

Balances as of June 30, 2005	357,266,448	Ps.	357,267	Ps.	676,171

Conversion of debt into common shares (Note 10)	55,961,675		55,961		37,360	Board of Directors Meeting	January 17, February 3, February 20, March 30, April 17, September 29, 2006	Pending
Exercise of warrants (Note 10)	22,220,387		22,220		21,423
Accumulated losses absorption of approved by shareholders meeting held 11/29/05					(75,043)

Balances as of June 30, 2006	435,448,510	Ps.	435,448	Ps.	659,911

b. Capital nature transactions

From time to time, the Company may repurchase outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace There are no treasury shares as of any of the years presented.

c. Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

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

6. Segment information

The Company is required to disclose segment information in accordance with Technical Resolution No 18 “Specific Considerations for the Preparation of Financial Statements” (“RT 18”). RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company´s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Financial operations and others.

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

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions, financing income and results from securitized receivables operations..

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2006:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	337,972	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(121,315)		(57,971)		(1,358)		(243,831)

Gross profit P		49,766		21,578		216,657		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(46,600)		(10,688)		—		(60,105)
Administrative expenses		(12,140)		(10,724)		(51,762)		(20,998)		—		(95,624)
Net income from retained interest in securitized receivables		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		446		—		12,616

Operating income		44,944		12,453		130,419		14,552		56		202,424
Amortization of goodwill		—		—		(1,080)		—		—		(1,080)
Equity (loss) gain from related companies		—		—		(1,599)		146		43,110		41,657
Financial results, net		(5,629)		(4,788)		(23,167)		(1,935)		(5,862)		(41,381)
Other expenses, net		—		—		(9,761)		(415)		(8,890)		(19,066)

Income before taxes and minority interest		39,315		7,665		94,812		12,348		28,414		182,554
Income tax and asset tax		(2,053)		(2,451)		(48,458)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(21,956)		(4,157)		—		(27,190)

Net income		37,262		4,137		24,398		4,339		26,437		96,573
Acquisitions of fixed assets and intangible assets		619		320		33,110		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		63,152		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		265,082		265,211
Operating assets		386,740		359,725		1,213,915		145,796		—		2,106,176
Non-operating assets		49,624		46,158		29,191		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,243,106	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		227,622		21,281		—		316,774
Non-operating liabilities		81,414		72,126		256,575		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	484,197	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	230,087	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(17,542)		(7,746)		(92,883)		(48,924)		(979)		(168,074)

Gross profit (loss) P		14,769		11,685		137,204		38,196		(39)		201,815
Gain from valuation of inventories at net realizable value		17,317		—		—		—		—		17,317
Selling expenses		(1,961)		(922)		(24,151)		(9,792)		—		(36,826)
Administrative expenses		(9,514)		(9,223)		(31,385)		(19,434)		—		(69,556)
Net income from retained interest in securitized receivables		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		2,096		—		27,938

Operating income (loss)		21,132		13,768		95,184		11,066		(39)		141,111
Amortization of goodwill		—		—		(1,663)		—		—		(1,663)
Equity (loss) gain from related companies		—		—		(1,989)		12,197		56,999		67,207
Financial results, net		(5,846)		(4,283)		(17,284)		(4,189)		19,385		(12,217)
Other (expenses) income, net		—		—		(8,315)		223		(6,742)		(14,834)

Income before taxes and minority interest		15,286		9,485		65,933		19,297		69,603		179,604
Income tax and asset tax		(13,089)		(1,784)		(33,615)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(17,216)		(3,824)		—		(23,152)

Net income		2,197		5,589		15,102		14,294		66,063		103,245
Acquisitions of fixed assets and intangible assets		—		20,370		50,921		8,025		—		79,316
Depreciation and amortization (b)		252		6,672		58,343		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		219,432		220,240
Operating assets		343,803		364,420		1,124,780		133,035		—		1,966,038
Non-operating assets		55,442		58,766		10,678		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,135,458	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

Operating liabilities		11,040		68,129		147,915		20,313		—		247,397
Non-operating liabilities		96,332		72,266		308,153		44,735		57,475		578,961

Total liabilities	Ps.	107,372	Ps.	140,395	Ps.	456,068	Ps.	65,048	Ps.	57,475	Ps.	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	30,257	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	859	Ps.	260,805
Costs		(25,849)		(8,273)		(72,447)		(40,049)		(798)		(147,416)

Gross profit P		4,408		6,871		70,803		31,246		61		113,389
Selling expenses		(3,957)		(54)		(9,827)		(8,150)		—		(21,988)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Net income from retained interest in securitized receivables		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		25,631		2,655		—		63,066

Operating income		799		30,229		63,261		10,138		61		104,488
Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from related companies		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(12,266)		(4,930)		41,351		11,823
Other expenses, net		—		—		(5,845)		(2,116)		(5,675)		(13,636)

(Loss) income before taxes and minority interest		(5,517)		24,024		41,119		3,092		63,706		126,424
Income tax and asset tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,550)		19,477		15,533		(2,685)		61,087		87,862
Acquisitions of fixed assets		232		54		21,674		4,390		—		26,350
Depreciation and amortization (b)		(1,217)		5,962		52,612		8,134		—		65,491

Non-current investments in affiliated companies		—		—		7,198		—		162,659		169,857

Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		64,851		7,019		326,568		513,094

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,056,887	Ps.	138,497	Ps.	326,568	Ps.	2,208,326

Operating liabilities		6,598		6,652		94,386		14,330		—		121,966
Non-operating liabilities		105,598		107,362		191,289		36,733		215,287		656,269

Total liabilities	Ps.	112,196	Ps.	114,014	Ps.	285,675	Ps.	51,063	Ps.	215,287	Ps.	778,235

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2006		2005		2004
Gain from holding of investment in real estate assets, net	Ps.	12,616	Ps.	27,938	Ps.	63,066

	Ps.	12,616	Ps.	27,938	Ps.	63,066

8. Financial results, net:

	Year ended June 30,
	2006		2005		2004
Generated by assets:
Exchange gain (loss)	Ps.	21,546	Ps.	(3,519)	Ps.	16,543
Interest income		12,312		4,870		5,261
Financial operating net results		10,782		17,752		52,858
Results from derivative instruments (Note 14)		2,942		6,533		17,641
Interest on discounting assets		456		173		1,695

	Ps.	48,038	Ps.	25,809	Ps.	93,998

Generated by liabilities:
Discounts	Ps.	—	Ps.	2,205	Ps.	7,235
Interest on discounting liabilities		20		(134)		(294)
Exchange (loss) gain		(39,274)		7,504		(29,578)
Financial expenses (Note 28.f)		(50,165)		(47,601)		(59,538)

		(89,419)		(38,026)		(82,175)

Financial results, net	Ps.	(41,381)	Ps.	(12,217)	Ps.	11,823

9. Other expenses, net:

	Year ended June 30,
	2006		2005		2004
Other income:
Recovery of allowance for doubtful accounts, net	Ps.	8	Ps.	78	Ps.	184
Gain on early redemption of loans		—		—		785
Easement income (i)		2,428		—		—
Other		822		615		1,700

	Ps.	3,258	Ps.	693	Ps.	2,669

Other expenses:
Provision for contingencies	Ps.	(373)	Ps.	(2,312)	Ps.	(5,374)
Tax on personal assets		(5,848)		(6,977)		(4,076)
Donations		(2,921)		(4,203)		(2,685)
Loss on fire damages and reimbursed expenses		(7,531)		—		—
Tax amnesty plan for gross sales tax payable		—		—		(2,133)
Tax on bank accounts operations		(803)		(745)		(780)
Unrecoverable VAT		(2,743)		(839)		(727)
Other		(2,105)		(451)		(530)

		(22,324)		(15,527)		(16,305)

Other expenses, net	Ps.	(19,066)	Ps.	(14,834)	Ps.	(13,636)

(i)	See note 4.k. (iii)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005 and 2006, certain holders of IRSA Convertible Notes (aggregating US$ 72.0 million) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares and 55,961,675 shares of common stock, respectively. During the years ended June 30, 2004, 2005 and 2006, the Company also issued 91,291,691 shares of common stock in exchange for US$ 59.7 million in cash as a result of the exercise of warrants. As of June 30, 2006, the outstanding balance of the IRSA Convertible Notes amounted to U$S 28.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2006		2005		2004		2006		2005
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company (sold in 2006)	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	9
		Rental Income		—		168		137		—		—
		Sales and Development		—		30		16		—		—

Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		—		10
		Other receivables and prepaid expenses (current)		—		—		—		596		139
		Other liabilities (current)		—		—		—		(471)		(188)
		Rental income		—		19		97		—		—
		Sales and developments		2		30		46		—		—
		Trade account payable (current)		—		—		—		(1)		(11)

Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the the Company	Sales and development		—		38		38		—		—

Hoteles Sheraton de Argentina S.A.C	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(77)		(198)

BHSA	Equity investee of the Company (i)	Investments (current)		—		—		—		2,704		3,523
		Results from holding and operations		49		—		12,300		—		—
		Short term debts		—		—		—		(2)		—
		Long term debts		—		—		—		(22)		—

Compañía. de servicios Hoteleros S.A.	Minority Shareholder of HASA	Trade account payable (current)		—		—		—		—		(37)

Banco de Crédito	Subsidiary of BHSA,	Mortgages and leases receivables, net (current)		—		—		—		23		—

Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)		—		—		—		133		56
		Other receivables and prepaid expenses (current)		—		—		—		878		232
		Trade accounts payable (current)		—		—		—		(1,550)		(12)
		Trade accounts payable (non-current)		—		—		—		(150)		—
		Other liabilities (current)		—		—		—		—		(39)
		Short and long-term debts- IRSA Convertible Notes		—		—		—		(37,411)		(106,566)
		Accrued interest		(7,124)		9,965		21		—		—
		Sales and developments		607		405		361		—		—
		Cost of services		—		(53)		(92)		—		—

Dolphin Fund Management S.A.	Related party (iii)	Sales and developments		—		—		20		—		—
		Cost of services		—		—		(109)		—		—
		Rental expense		—		—		(138)		—		—
		Results from holding and operations		(32)		16,269		1,298		—		—

Dalor	Minority shareholder of Tarshop S.A., a subsidiary of the Company	Other Liabilities (current)		—		—		—		(100)		(161)

Goldman Sachs	Shareholder of APSA until November 30, 2004	Accrued interest		—		—		(1,382)		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2006		2005		2004		2006		2005
E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	25	Ps.	19
		Investments (current/non-current)		—		—		—		129		—

Estudio Zang (legal advisory)	Shareholders of law firm are directors of the Company	Cost of legal services		(1,612)		(1,083)		(243)		—		—
		Other liabilities (current)		—		—		—		—		—
		Trade accounts payable (current)		—		—		—		(179)		(289)
		Mortgages and leases receivables, net (current)		—		—		—		—		27

Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		(244)		—		61		—		—
		Other liabilities (current)		—		—		—		(118)		—
		Other liabilities (non-current)		—		—		—		(6,875)		—

Fundación IRSA	(iv)	Donations		(2,597)		(4,053)		(2,389)		—		—
		Other liabilities-Donations Payable- (current)		—		—		—		(2,500)		(3,960)
		Sales and developments		14		—		—		—		—
		Mortgages and leases receivables, net (current)		—		—		—		14		—

Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)		—		—		—		(318)		(166)
		Sales and developments		2,629		2,110		1,560		—		—

IRSA Telecomunicaciones N.V.	Equity investee of the Company	Other liabilities (current)		—		—		—		—		(17)

IFIS S.A.	Indirect shareholder	Accrued interest		—		—		54		—		—

Managers, Directors and other staff of the Company	(ii)	Other receivables and prepaid expenses (current) (personnel loans)		—		—		—		803		410
		Other receivables and prepaid expenses (non-current)		—		—		—		51		46
		Expenses to be recovered		8		6		5		—		—
		Interest and exchange differences		(7)		—		—		—		—

Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping, a subsidiary of the Company	Other liabilities (current)		—		—		—		(989)		(773)
		Other receivables and prepaid expenses (current)		—		—		—		164		454
		Other liabilities (non-current)		—		—		—		(926)		(1,732)
		Accrued interest		(305)		79		—		—		—
		Other liabilities - Dividends		—		—		—		—		(39)

Starwood	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(113)		—
		Mortgages and leases receivables, net (current)		—		—		—		34		19

Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—		(771)		(1,322)

Consultores Assets Management S.A.	(v)	Mortgages and leases receivables, net (current)		—		—		—		75		25
		Other receivables (current)		—		—		—		13		—
		Trade accounts payable (current)		—		—		—		(1)		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2006		2005		2004		2006		2005
Metronec S.A.	Tarshop S.A. shareholder equity investee	Other liabilities (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,242)	Ps.	(126)
		Trade accounts payable (current)		—		—		—		(855)		—

Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—		4,057		800
		Trade accounts payable (current)		—		—		—		—		(214)

Museo de los niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		6		1

Parque Arauco S.A.	Shareholder of APSA	Other liabilities (current)		—		—		—		—		(5)
		Bank and financial loans (current)		—		—		—		(2,158)		(2,007)
		Bank and financial loans (non current)		—		—		—		(47,748)		(44,669)

Directors	Related party	Other liabilities, accrual for directors fees		—		—		—		(13,478)		(7,052)
		Administrative expenses		(14,859)		(11,168)		(8,626)		—		—
		Director’s guarantee deposits		—		—		—		—		(12)
		Bank and financial loans (current)		—		—		—		(1)		(8)
		Bank and financial loans (non current)		—		—		—		(41)		(183)
		Mortgages and leases receivables, net (current)		—		—		—		8		—

ECIPSA Holding S.A.		Mortgages and leases receivables, net (current)		—		—		—		8		—
		Other liabilities (current)		—		—		—		(25)		—

(i)	The Company is a shareholder of BHSA and Banco de Crédito y Securitización S.A... During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting. See note 3.c. (ii) a) for details.
(ii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 854 and Ps. 458 as of June 30, 2006 and 2005, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) owns 85% of the capital stock of CAM. Remaining 15% is owned by Cresud´s first vice chairman of Board

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2006 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term
													Current		Non-Current		Total
Assets
Investments	Ps.	11,430	Ps.	3,944	Ps.	2,072	Ps.	1,507	Ps.	39,930	Ps.	1,520	Ps.	109,947	Ps.	608,051	Ps.	778,401
Mortgages and leases receivable, net		46,638		16,433		11,568		8,307		33,044		30,580		1,385		—		147,955
Other receivables and prepaid expenses		804		10,228		2,755		3,166		48,147		6,502		28,704		49,735		150,041

	Ps.	58,872	Ps.	30,605	Ps.	16,395	Ps.	12,980	Ps.	121,121	Ps.	38,602	Ps.	140,036	Ps.	657,786	Ps.	1,076,397

Liabilities
Trade accounts payable	Ps.	106,617	Ps.	12,064	Ps.	1,129	Ps.	268	Ps.	1,196	Ps.	3,891	Ps.	3,400	Ps.	—	Ps.	128,565
Customer advances		28,982		10,509		9,712		11,474		41,482		205		3,965		—		106,329
Salaries and social security payable		13,409		54		1,360		—		—		—		—		—		14,823
Mortgages payable		7,184		3,662		3,741		3,820		14,722		—		—		—		33,129
Short and long term debt		61,071		17,772		9,333		21,833		280,560		748		42		—		391,359
Taxes payable		14,046		16,136		65		3,656		2,906		—		25		12,020		48,854
Other liabilities		19,083		7,610		8,636		559		21,302		440		12,727		10,950		81,307

	Ps.	250,392	Ps.	67,807	Ps.	33,976	Ps.	41,610	Ps.	362,168	Ps.	5,284	Ps.	20,159	Ps.	22,970	Ps.	804,366

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	23,538	Ps.	117	Ps.	10,744	Ps.	39,813	Ps.	96,138	Ps.	608,051	Ps.	778,401
Mortgages and leases receivable, net		560		502		5,378		12,542		108,973		20,000		147,955
Other receivables and prepaid expenses		607		26		1		3,655		51,551		94,201		150,041

	Ps.	24,705	Ps.	645	Ps.	16,123	Ps.	56,010	Ps.	256,662	Ps.	722,252	Ps.	1,076,397

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,024	Ps.	1,010	Ps.	126,345	Ps.	186	Ps.	128,565
Customer advances		—		—		1,220		5,045		63,627		36,437		106,329
Salaries and social security payable		—		—		—		—		14,823		—		14,823
Mortgages payable		14,809		14,722		—		—		3,598		—		33,129
Short and long term debt		78,834		152,754		27,950		122,006		4,015		5,800		391,359
Taxes payable		251		2,316		—		—		33,677		12,610		48,854
Other liabilities		4,280		7,799		6,068		—		38,707		24,453		81,307

	Ps.	98,174	Ps.	177,591	Ps.	36,262	Ps.	128,061	Ps.	284,792	Ps.	79,486	Ps.	804,366

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the above mentioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. The management and legal advisors of the Company believe that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 46.5 million at June 30, 2006.

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

The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable is maturing in May 26, 2008. At June 30, 2006 and 2005, the mortgage payable amounted to US$ 13,625.

The Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2006 mortgaged properties had a net book value of Ps. 84.0 million.

The Company has mortgaged certain real estate properties (Sheraton Libertador Hotel) as guarantee for the payment of a loan obtained by Hoteles Argentinos S.A., a subsidiary of the Company. The real estate properties had a net book value of Ps. 30.7 at June 30, 2006. For details of the debt, see Note 23.

At June 30, 2006, the Company had restricted funds amounting to Ps. 1 million of which Ps. 0.1 million relates to certain labor lawsuits of the Company and Ps. 0.9 relates to the Llao Llao litigation. Restricted funds are classified within other current receivables.

On July 5, 2005 the AFIP (tax authorities) filed a precautionary measure for a claim of $3,000 approximately related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, record no. 25,030-i, Court a, 3rd nomination. APSA and its legal advisors opine that the AFIP claim is technically unfounded.

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed with the Federal Court for Administrative proceedings a preliminary injunction for an aggregate amount of Ps. 3,689, plus and added amount –provisionally estimated– of Ps. 900 in order to respond to legal costs and interests. The main dispute is about the amount due of the admission rights of the capital gains tax. In first instance AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered to substitute said order for an attachment on the plot of land where we have our Caballito Project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

The Company’s derivative activity during fiscal years 2006, 2005 and 2004 is presented below:

- Interest rate swap agreements

(a)	To minimize exposure on interest rate risk, on June 16, 2005 the Company entered into an interest rate swap agreement with Deutsche Bank AG (“the Agreement”) maturing in November 2009 to effectively convert certain dollar-denominated variable rate debt (Uncollateralized Loan Agreement and Collateralized Notes) to dollar-denominated fixed rate debt. The Uncollateralized Loan Agreement and the Collateralized Notes accrue interest at LIBOR plus 2%. Pursuant to this Agreement, the Company will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the debts. On October 24, 2005, the Company settled the Agreement and realized the gain of US$ 402. At June 30, 2005 the fair market value of the Agreement was not significant.

(b)	Also, to minimize exposure on interest rate risk, the Company´s subsidiary, APSA, entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that time. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to deposit US$ 50.0 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was settled at maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005 and 2004 the Company recognized gains of Ps. 5.2 million and Ps. 11.2 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

- Option and future contracts to purchase metals

From time to time the Company engages in derivative instrument activity for trading purposes. As of June 30, 2006, there were no outstanding future contracts or guarantees or deposits related to derivative financial instruments. As of June 30, 2005, the Company had approximately 35 future contracts to purchase silver at an average price of US$ 7.7075 per ounce with maturities through September 2005. As collateral for these contracts, the Company maintained deposits amounting to Ps. 358 as of June 30, 2005. The fair market value of these contracts amounted to Ps. (89) as of June 30, 2005. The deposit net of their fair market value was shown within other receivables and prepaid expenses in the accompanying balance sheet. During the years ended June 30, 2006 and 2005, the Company recognized gains of Ps. 2,942 and Ps. 1,311 related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

15. Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2006 the Company’s retained interest in Class D equity security amounted to Ps. 2,311. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

16. Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

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

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of net income in credit card trust. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) in credit card trust” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

At June 30, 2006 the Company has twelve securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 312.4 million of its customer credit card receivable balances to Trusts in exchange for Ps. 258.8 million in cash proceeds, Ps. 25.5 million variable rate interest TDFs, and Ps. 28.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 14.4 million 7.75% fixed-rate interest TDFs, Ps. 38.5 million 9.00% fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 16.0 million 10.50% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 58.9 million 12.00% fixed-rate interest TDFs, Ps. 22.0 million 12.50% fixed-rate interest TDFs, Ps. 61.9 million 13.00% fixed-rate interest TDFs, and Ps. 1.6 million 12.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

17. Income and asset tax

As described in Note 3.m., the Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2006, 2005 and 2004 consists of the following:

	2006		2005		2004
Current income and asset tax expense	Ps.	51,858	Ps.	45,792	Ps.	8,303
Deferred income tax expense		6,933		7,415		17,417

Income and asset tax expense	Ps.	58,791	Ps.	53,207	Ps.	25,720

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(8,557)	Ps.	(1,454)	Ps.	(10,011)
Accounts receivable		2,709		3,038		5,747
Other receivables and prepaid expenses		(8,465)		(276)		(8,741)
Inventory		2,771		(9,773)		(7,002)
Fixed assets		(22,723)		8,164		(14,559)
Intangible assets		(362)		(268)		(630)
Short-term and long-term debt		4,193		(4,264)		(71)
Liabilities		9,689		924		10,613
Tax loss carryforwards		106,370		(15,997)		90,373
Valuation allowance		(42,788)		12,960		(29,828)

Net deferred income tax asset	Ps.	42,837	Ps.	(6,946)	Ps.	35,891

Income tax expense for the years ended June 30, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2006		2005		2004
Pretax income	Ps.	182,554	Ps.	179,604	Ps.	126,424
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		63,894		62,861		44,248
Non-deductible expenses		4,416		(1,930)		4,405
Equity gain from related company		(14,580)		(23,522)		(9,329)
Change in valuation allowance		(14,453)		3,005		4,947
Inflation adjustment, net of impairment effect		17,566		14,365		(15.607)
Others, net		1,948		(1,572)		(2,944)

Income and asset tax expense	Ps.	58,791	Ps.	53,207	Ps.	25,720

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

17. Income and asset tax (continued)

As of June 30, 2006, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 258.2 million, which expire at various dates beginning 2006 and ending 2011.

18. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	96,573	Ps.	103,245	Ps.	87,862
Plus: income impact of assumed conversions:
Interest expense on convertible debt		11,832		17,856		22,082
Foreign currency exchange loss (gain) on convertible debt		10,836		(5,250)		15,583

Net income available to common shareholders plus assumed conversions	Ps.	119,241	Ps.	115,851	Ps.	125,527

Denominator:
Weighted-average number of shares outstanding	Ps.	379,506	Ps.	280,282	Ps.	225,005
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		143,130		221,098		329,266

Adjusted weighted-average number of shares	Ps.	522,636	Ps.	501,380	Ps.	554,271

Basic and diluted EPS:
Basic EPS	Ps.	0.25	Ps.	0.37	Ps.	0.39
Diluted EPS	Ps.	0.23	Ps.	0.23	Ps.	0.23

19. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2006	2005	2004
Cash and banks	103,018	98,244	93,096
Current investments	130,420	113,690	70,804

Total cash and banks and current investments as per balance sheet	233,438	211,934	163,900
Less: Items not considered cash and cash equivalents

- Mutual funds	54,241	49,638	33,647
- Retained interest in transferred credit card receivable	184	10,488	6,677
- Government bonds	644	4,563	365
- Retained interest in transferred mortgages receivable	10,319	558	252
- Mortgage bonds issued by BHSA.	2,704	3,523	—
- Other investments	1,406	575	46

Cash and cash equivalents as shown in the consolidated statement of cash flows	163,940	142,589	122,913

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

20. Shopping Neuquén S.A.

On July 6, 1999, APSA acquired 95% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which the Company seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. APSA paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, APSA answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. APSA also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If APSA cannot reach agreement with the former owners of Shopping Neuquén, and would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps. 3.3 million deferred balance of the purchase price remains unpaid. APSA maintains a provision of Ps. 2.5 million which represents APSA’s best estimate of the probable loss to be incurred in connection with these claims.

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. APSA filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible APSA will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

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

On March 2, 2004, LLR made a deposit of Ps. 7,191 in cash and Ps. 1,964 in Argentine external debt securities (with a nominal value of US$ 4,127) in the Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration. The intervening court served notice to the plaintiff of the payment made and on June 30, 2004 the plaintiff presented a statement rejecting the payment, considering it as a partial settlement of the debt, and requesting the setting up of a time deposit automatically renewable every thirty days until payment of the total debt. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 4,535 for the differences in the settlement of interest and expense due and payable.

In addition, during the year ended June 30, 2005 the plaintiff’s lawyers filed a claim in relation to their fees, as they understand that the amounts originally agreed should have been paid in U.S. dollars and not in Argentine pesos, requesting the payment of an additional amount of US$ 1,920. The court in a provisional remedy issued an order to attach the Company’s banks accounts in the amount of Ps. 861. The Company’s legal advisors challenged the amount claimed based on several reasons. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 1,944 in connection with this claim.

At the date of issuance of these financial statements the litigation has not been resolved. All information available in connection with this matter was taken into account in assessing the potential loss contingency recorded at June 30, 2006, which represents the Company’s best estimate of the probable loss to be incurred in this connection.

22. Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0,40, translated at $ 1.40 per US$ dollar: US$ 360,811.

National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of June 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

22. Investment in Banco Hipotecario S.A. (continued)

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,875,776. On the other hand, liabilities to the Argentine Central Banks recorded as of June 30, 2006 amount to $ 163,619, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,712,157 and $ 2,749,497 as of June 30, 2006 and June 30, 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 44% and 54%, approximately, of Assets as of June 30, 2006 and 2005, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.
23. Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300 in the due date. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt’s interest payment periods.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA. On March 5, 2004, Bank Boston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 with HASA as borrower and Bank Boston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of HASA must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd. for US$ 7,925.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

23. Hoteles Argentinos S.A. mortgage loan (continued)

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formerly Credit Suisse First Boston) the loan agreement for US$ 8,000 in cash and the Company entered into an agreement with CSI pursuant to which, among other things, the Company guarantees the payment of the debt owed by HASA and in the event of non-compliance the Company shall repurchase the loan agreement mentioned. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSI which is disclosed as a “guarantee of defaulted credit” within “Other receivables”. If HASA punctually complies with its obligations, the Company will receive for this transaction periodical funds flow.

In the mentioned refinancing context the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the Amended and Restated Loan Agreement in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and Credit Suisse, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

-	Maturity date	Amount
-	03-15-2008	US$	213
-	09-15-2008	US$	225
-	03-15-2009	US$	239
-	09-15-2009	US$	253
-	03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract:

•	Period 03-15-2006 to the effective day of the contract (04-21-2006), interest will be accrued on US$ 8,000 at an annual 12.07% rate. HASA will not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A) Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B) Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) indirect minority shareholder of HASA and CSI for 20% of the restructured debt value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

23. Hoteles Argentinos S.A. mortgage loan (continued)

In line with the Company’s labor and experience in financial matters and in debt restructuring and –having already acted in favor of HASA in the negotiations with the previous creditors of the Original Loan- HASA hired the services of the Company for advising, consulting, defending and negotiating the interests of HASA in respect of the debt restructuring. As payment for this professional service, HASA will pay the Company a fee of US$ 1,377 plus taxes.

In its capacity as shareholder of HASA, Hoteles Sheraton de Argentina S.A.C. has agreed HASA to pay to the Company a valuable consideration for its management of the debt restructuring process. To such end, Sheraton will loan HASA the amount of US$ 341 (the “Sheraton Loan”), and immediately after having received this loan, HASA will pay the Company 20% of the fees for services rendered.

HASA binds itself to pay the debt to Sheraton in five semi-annual consecutive installments, as follows:

Installment I	09.15.2006	US$	62
Installment II	03.15.2007	US$	65
Installment III	09.15.2007	US$	68
Installment IV	03.15.2008	US$	72
Installment V	09.15.2008	US$	75

Together with each capital installment, HASA will pay a semi-annual interest service, except for the first installment for which the interest service will not be semi-annual but the period from 08.18.2006 to 09.15.2006 with an applicable interest rate of 5.48813% plus 450 basic percent points. For the period starting 09.15.2006 and the next ones the capital will accrue an interest equivalent to LIBO rate for 180 days effective at the 48 bank working hours immediately prior to the date of maturity of the immediate prior installment, plus 540 basic percent points.

On August 18, 2006, the Company and Hoteles Argentinos S.A. entered into a “Debt Acceptance and Payment Commitment” contract by which HASA accepts that it owes the payment of fees at the mentioned date in the amount of US$ 1,366.

Under the requirement of HASA, the parties agree in refinancing the debt in five semi-annual consecutive installments, in accordance with the following dates and amounts:

Installment I	09.15.2006	US$	247
Installment II	03.15.2007	US$	260
Installment III	09.15.2007	US$	272
Installment IV	03.15.2008	US$	286
Installment V	09.15.2008	US$	300

The Debt Acceptance and Payment Commitment entered into with IRSA contains identical terms of applicable rate and dates for interest service that those of the Sheraton Loan Contract.

The Company and Sheraton, when agreeing the terms in which HASA will pay, have taken into account and given priority to the Sheraton Libertador Hotel restoration plan, so that cancellation of both obligations allow HASA to count with the funds to carry out such a plan.

In April 2006, the Company received US$ 800 for reimbursement of the contract’s compliance guarantee.

In August 2006, the Company received US$ 341 (taxes included) for payment of fees for professional services.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

24. Sale of the Alcorta Plaza plot of land

On December 22, 2005, APSA subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006, the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The total price will be collected in four installments of US$ 1.9 million and bear 7.5% annual interest on the balance. The first two installments were collected at the date of these financial statements.

25. Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Final assessments, and corresponding reimbursements, by the insurance companies are not completed as of the date of these financial statements. As of June 30, 2006 APSA recognized a loss of 5.8 related to the fire net of insurance recoveries.

26. Subsequent events

Incorporation of Patagonian Investment S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

Agreement for purchase of shares

During July 2006, APSA entered into an agreement with Grupo Roggio pursuant to which acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for APSA to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

Acquisition of garages

On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta commercial centre, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval of the Enterprising by the Government of the Buenos Aires City. The sales price of the units was fixed as follows: (i) the amount of US$ 1,883 (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an escrow account under the name of both parties.

Acquisition of the Palermo Invest S.A. shareholding

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of U$S 18,000, at the date of the contract paying U$S 9,000. The remaining balance will be paid en three equal and consecutive installments of U$S 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is U$S 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

Ordinary and Extraordinary Shareholder´s Meeting of APSA.

The majority shareholders of the Ordinary and Extraordinary Shareholder´s Meeting of APSA., held on October 31, 2006 approved the appropriation of dividends in cash of Ps. 47 million and the allocation to legal reserve of Ps. 2.2 million. In addition, the shareholders resolved to create a global program for issuing simple negotiable obligations, non convertible into shares, of up to U$S 200 million or its equivalent in other currencies, under the terms of the negotiable obligations law number 23,576 and other addenda.

Purchase of Shares

On October 24, 2006, APSA entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.Com S.A. in a total price of Ps. 86, which were fully paid. Such agreement is subordinated to the approval of the National Commission for the Defense of Competitiveness.

Through this operation, APSA has obtained the total share control of E-Commerce Latina S.A.

Paramerican Mall Project

On December 1, 2006, APSA entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). APSA sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

PAMSA is a corporation recently constituted in which the Company hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, APSA made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of the CNV regulations represents a departure from Argentine GAAP. However, such departure has not have a material effect on the accompanying consolidated financial statements.

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

Reconciliation of net income:

	Year ended June 30,
	2006		2005		2004
Net income under Argentine GAAP	Ps.	96,573	Ps.	103,245	Ps.	87,862
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		23,753		71,796		(46,814)
Accounting for marketable securities (Note 27.I.(b))		(6,262)		(15,372)		(5,297)
Depreciation of fixed assets (Note 27.I.(d))		(1,210)		417		(3,822)
Pre-operating and organization expenses (Note 27.I.(e))		1,120		(3,362)		(151)
Depreciation and amortization expense (Notes 27.I.(f) and (h))		2,715		3,290		4,151
Securitization accounting (Note 27.I.(g))		(6,739)		4,168		(1,787)
Present-value accounting (Note 27.I.(i))		(333)		(345)		9,271
Restoration of previously recognized impairment losses (Note 27.I.(j))		(7,431)		(23,939)		(61,790)
Accounting for convertible notes (Note 27.I.(k))		(6,758)		(8,521)		(7,931)
Reversal of gain recognized on troubled debt restructuring (Note 27.I.(l))		3,081		4,436		11,972
Accounting for real estate barter transactions (Note 27.I.(m))		(44,172)		(14,985)		(681)
Reversal of the gain from valuation of inventories at net realizable value (Note 27.I.(n))		(3,705)		(18,087)		—

Carry forward	Ps.	50,632	Ps.	102,741	Ps.	(15,017)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2006		2005		2004
Brought forward	Ps.	50,632		102,741	Ps.	(15,017)

Amortization of fees related to APSA Senior Notes (Note 27.I.(p))		—		402		597
Software obtained for internal use (Note 27.I.(q))		(101)		(49)		157
Accounting for increasing rate debt (Note 27.I.(r))		(9)		(194)		—
Convertible Notes accounting (Note 27.I.(u))		(18)		—		—
Reversal of gain from recognition of financial receivables at net realizable value (Note 27.I.(w))		(8,219)		—		—
Deferred income tax (Note 27.I.(s))		40,068		18,460		13,192
Minority interest (Note 27.I.(t))		7,593		8,038		3,896

Net income under US GAAP	Ps.	89,946		129,398	Ps.	2,825

Earnings per share under US GAAP (Note 27.II.(k):
Basic net income per common share	Ps.	0.24	0.	46	Ps.	0.01
Diluted net income per common share	Ps.	0.23	0.	31	Ps.	0.01

Reconciliation of shareholders’ equity:

	As of June 30,
	2006		2005
Total shareholders’ equity under Argentine GAAP	Ps.	1,485,766	Ps.	1,252,229
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		(52,227)		(79,524)
Depreciation of fixed assets (Note 27.I.(d))		(10,232)		(9,022)
Pre-operating and organization expenses (Note 27.I.(e))		(4,003)		(5,123)
Mortgage payable with no stated interest rate (Note 27.I.(f))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 27.I.(h))		48,197		48,197
Depreciation and amortization expense (Note 27.I.(f) and (h))		10.854		8,139
Securitization accounting (Note 27.I.(g))		672		3,132
Present-value accounting (Note 27.I.(i))		727		1,060
Restoration of previously recognized impairment losses (Note 27.I.(j))		(119,140)		(111,709)
Accounting for convertible notes (Note 27.I.(k))		2,513		9,271
Reversal of gain recognized on troubled debt restructuring (Note 27.I.(l))		(10,664)		(13,745)
Accounting for real estate barter transactions (Note 27.I.(m))		(59,838)		(15,666)
Reversal of the gain from valuation of inventories at fair market value (Note 27.I.(n))		(21,792)		(18,087)
Appraisal revaluation of fixed assets (Note 27.I.(o))		(3,953)		(3,953)
Software obtained for internal use (Note 27.I.(q))		(179)		(78)
Accounting for increasing rate debt (Note 27.I.(r))		(203)		(194)
Convertible Notes accounting (Note 27.I.(u))		1,091		—
Reversal of gain from recognition of financial receivables at net realizable value (Note 27.I.(w))		(8,219)		—
Deferred income tax (Note 27.I.(s))		(193,581)		(229,959)
Minority interest (Note 27.I.(t))		94,604		88,777

Shareholders’ equity under US GAAP	Ps.	1,158,364	Ps.	921,716

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2006		2005
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	921,716	Ps.	587,740

Issuance of common stock upon conversion of debt and exercise of warrants		78,181		108,464
Additional paid-in-capital common stock		47,580		81,907
Additional paid-in-capital warrants		12,312		(1,241)
Unrealized gain on available-for-sale securities		4,042		9,978
Unrealized loss on retained interest in securitization programs		1,043		(821)
Unrealized gain on available-for-sale securities on equity investees		3,544		6,291
Net income under US GAAP		89,946		129,398

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,158,364	Ps.	921,716

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. For the years ended June 30, 2006 and 2005, the equity investees of the Company are BHSA, BACSA, Puerto Retiro directly held by the company and indirectly E-commerce Latina held by APSA. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 23.8 million, Ps. 71.8 million and Ps. (46.8) million for the years ended June 30, 2006, 2005 and 2004, respectively.

Under both Argentine GAAP and US GAAP the investments in BHSA and BACSA are accounted for under the equity method of accounting. However, there are significant US GAAP adjustments that affect the Company’s equity investments in BHSA and BACSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans and (d) the accounting for the acquisition of treasury shares. There were no US GAAP differences in the accounting for the Company´s investments in Puerto Retiro and E-commerce Latina for all the years presented.

For the years ended June 30, 2004 and the three-month period ended September 30, 2004 this adjustment also includes the effects of US GAAP adjustments on the investment in Mendoza Plaza Shopping related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate. Mendoza Plaza Shopping was consolidated as from October 1, 2004. Therefore as from that date the US GAAP adjustment related to this investment are included line by line in the US GAAP reconciliation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, government and mortgage bonds are carried at market value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and carried them at market value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

During the years ended June 30, 2006, 2005 and 2004, proceeds from the sale of available-for-sale securities were Ps. 316.3 million, Ps. 284.6 million and Ps. 120.0 million, respectively. Gross realized gain was Ps. 6.7 million, Ps. 0.3 million and Ps. 3.2 million for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company’s available-for-sale investments consist of the following (in thousands):

					Gross unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2004
Dolphin Fund	Ps.	27,883	Ps.	31,866	Ps.	3,983	Ps.	—
NCH Development Partner		1,787		1,781		—		6
Raymond Fund		998		1,025		27		—
Rembrandt Fund		1,755		1,759		4		—
Other mutual funds		24,336		24,371		35		—
Government bonds		191		299		108		—

	Ps.	56,950	Ps.	61,101	Ps.	4,157	Ps.	6

June 30, 2005
Dolphin Fund	Ps.	27,883	Ps.	46,886	Ps.	19,003	Ps.	—
NCH Development Partner		1,787		1,738		—		49
Gainvest Fund		1,000		1,013		13		—
Bank Boston Fund		471		471		—		—
BNY Hamilton Money Fund		17,274		17,326		52		—
Río Bank Fund		1,114		1,115		1		—
Mortgage bonds		3,418		3,523		105		—
Other mutual funds		19,250		19,395		145		—
Government bonds		4,310		4,563		253		—

	Ps.	76,507	Ps.	96,030	Ps.	19,572	Ps.	49

June 30, 2006
Dolphin Fund	Ps.	27,882	Ps.	49,976	Ps.	22,094	Ps.	—
NCH Development Partner		1,789		3,174		1,385		—
Gainvest Fund		1,000		1,091		91		—
Bank Boston Fund		3,705		3,787		82		—
BNY Hamilton Money Fund		34,041		35,894		1,853		—
Río Bank Fund		326		327		1		—
Mortgage bonds		2,712		2,704		—		8
Other mutual funds		13,740		13,994		254		—
Government bonds		1,254		1,287		33		—

	Ps.	86,449	Ps.	112,234	Ps.	25,793	Ps.	8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(c) Accounting for derivatives and hedging activities

As discussed in Note 3.v., from time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. As of June 30, 2006 and 2005 there were no outstanding derivative financial instruments.

Under Argentine GAAP, the Company applies Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change.

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

The Company’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

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

27. Differences between Argentine GAAP and US GAAP (continued)

(d) Depreciation of fixed assets

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

(e) Pre-operating and organization expenses

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

(f) Mortgage payable with no stated interest rate

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

(g) Securitization accounting

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

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

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2006 and 2005 are as follows:

	2006	2005
Equity value as reported under Argentine GAAP	Ps.49,539	Ps.33,432
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP	(20,010)	(9,476)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.29,529	Ps.23,956
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP	30,201	27,088

US GAAP adjustment	Ps. 672	Ps. 3,132

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
Reversal of results recognized under Argentine GAAP (1)	Ps.	1,150	Ps.	2,654	Ps.	621
Recognition of results under US GAAP (2)		(7,889)		1,514		(2,408)

US GAAP adjustment	Ps.	(6,739)	Ps.	4,168	Ps.	(1,787)

(1)	Includes the reversal of results reported in “Gain (loss) in credit card trust” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

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

During the years ended June 30, 2006, 2005 and 2004 proceeds from securitization programs were Ps. 193.9 million, 166.7 million and Ps. 65.5 million, respectively.

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2006, 2005 and 2004:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2003	Ps.	6,651	Ps.	652	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Retained interest in portfolios sold		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

As of June 30, 2006, 2005 and 2004, the gross net unrealized gain has been offset by a deferred tax loss of Ps 2,758, Ps. 1,261 and Ps. 1,392, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2005, the estimated cash flows have been discounted at 11,5 % for mortgage receivables and discount rates including charge for losses for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2006 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,762)	Ps.	(3,316)

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

(h) Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. Accordingly, the fair market value of identifiable tangible and intangible assets and liabilities acquired is estimated and the excess of the purchase price over the fair value, if any, is considered goodwill. In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average remaining useful lives of the assets acquired. Under Argentine GAAP, such excess is classified as negative goodwill in the consolidated balance sheet. Under US GAAP, such excess would have been allocated to reduce the carrying value of the assets acquired.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(j) Restoration of previously recognized impairment losses

As a result of increases in the fair marker value of property and equipment and inventories, and as required by Argentine GAAP, during fiscal years 2006, 2005 and 2004 the Company partially reversed certain impairment losses that had been previously recognized during fiscal years 2002 and 2003. Amounts reversed during fiscal years 2006, 2005 and 2004 amounted to Ps. 13 million, Ps. 28.0 million and Ps. 63.1 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense and sales of properties reversed under US GAAP during fiscal years 2006, 2005 and 2004 amounted to Ps. 5.6 million, Ps. 4.1 million and Ps. 1.3 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

(k) Accounting for convertible notes

As discussed in Note 10, in November 2002, the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2006, 2005 and 2004 totaled Ps. 7,338, Ps. 8,183 and Ps. 9,362, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange (losses) gains reversed under US GAAP totaled Ps. (580), Ps. 338 and Ps. (1,431) during the years ended June 30, 2006, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(k) Accounting for convertible notes (continued)

During the years ended June 30, 2006, 2005, 2004 and 2003 certain holders of IRSA Convertible Notes for a total amount of US$ 72.0 million, exercised its conversion rights and, as a result, the Company issued 55,961,675, 52,448,952, 23,734,388 and 12,531 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2006, 2005, 2004 and 2003 the Company issued US$ 30.5 million, US$ 28.6 million, US$ 12.9 million and US$ 0.0 of warrants, of which U$S 12.1 million, US$ 30.5 million and US$ 7.1million were exercised during fiscal year ended June 30, 2006, 2005 and 2004, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified in 2006 and 2005 a net amount of Ps 12,312 and Ps. (1,241), respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

(l) Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.iii., in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

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

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 4.0 million, Ps. 4.0 million and Ps. 5.0 million for the years ended June 30, 2006, 2005 and 2004, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange (losses) gains recorded under US GAAP totaled Ps. (0.9) million, Ps. 0.4 million and Ps. (1.7) million during the years ended June 30, 2006, 2005 and 2004, respectively.

As discussed in Note 4.i.(iv) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under US GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under US GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(m) Accounting for real estate barter transactions

During the years ended June 30, 2006, 2005 and 2004 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 44,172, Ps. 14,985 and Ps. 681 for the years ended June 30, 2006, 2005 and 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(m) Accounting for real estate barter transactions (continued)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the year ended June 30, 2006.

As discussed in Note 4.e.(ii), in May 2006, DYPSA accepted the option to acquire plot 1.e. of Dique III on an exchange basis. The Company and DYPSA established the price of the transaction in US$ 13,530. As consideration for plot 1.e., DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on the plot within a maximum period of 36 months. The Company applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since there was no down payment involved, the Company would apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction. Under the deposit method, the seller does not recognize any profit, does not record notes receivables, continues to report in its financial statements the property and related liabilities even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Accordingly, under US GAAP, the Company reversed the gain recognized on the transaction and continued to report the property on its balance sheet.

As discussed in Note 4.e.(vii), in May 2006, the Company entered into a barter agreement with Koad pursuant to which the Company exchanged an undeveloped parcel of land for the future delivery of housing units to be constructed by Koad. Both parties valued the transaction in US$ 7,500. As consideration, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of units within a maximum period of 1,188 days. The Company also applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since the cumulative payments received by the Company are less than 10% of the sales price, the Company would also apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction, as discussed in the preceding paragraph above. Accordingly, under US GAAP, the Company reversed the gain recognized on the transaction and continued to report the property on its balance sheet.

Prior to the adoption of SFAS No 153, under US GAAP, the Company applied the provisions APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 stated that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and non-monetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(m) Accounting for real estate barter transactions (continued)

Under US GAAP the barter transactions entered into by the Company prior to July 1, 2005 were accounted for as follows:

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

(n) Reversal of the gain from recognition of inventories at net realizable value

As discussed in footnotes (i) and (ii) of Note 4.e., during fiscal year 2005 the Company signed promissory sales contracts to sell 9 housing units of Cruceros and also entered into a preliminary agreement to sell plot 1d) of Dique III. Additionally in fiscal year 2006 the Company signed transfer deeds for some of the housing units of Cruceros and one preliminary agreement. The pending transfer deeds of Curceros and plot 1 d) of Dique III have not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 18,087 during the year ended June 30, 2005. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP in 2005 and the recognition of the gain under US GAAP from deeds executed for the housing units of Cruceros in 2006 of 1,534. In addition the 2006 includes the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of 1,741, which under US GAAP should be reverse.

Also as discussed in footnote (ii) of Note 4.g., during fiscal year 2006 the Company signed promissory sale contract to a plot of land. This sale transaction has not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 3.498 million during the year ended June 30, 2006. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP.

(o) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

(p) Amortization of fees related to APSA Senior Notes

For the years ended June 30, 2005 and 2004 under Argentine GAAP, fees and expenses relating to APSA Senior Notes were amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were amortized over the same period using the effective interest method of amortization. The Senior notes were paid in January and April 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(q) Software developed or obtained for internal use

During fiscal years, 2006 and 2005, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.2 million and Ps. 0.1 million, respectively, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the fiscal years 2006 and 2005 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges for 2006 and 2005 and previously capitalized costs under Argentine GAAP and expenses under US GAAP.

During fiscal year 2004, the US GAAP adjustment represents the reversal of depreciation charges for such fiscal year amounting to Ps. 0.2 million related to the reversal of depreciation charges for previously capitalized costs under Argentine GAAP which were expensed under US GAAP.

(r) Accounting for increasing rate debt

As discussed in Note 4.i.(vi), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

(s) Deferred income tax

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

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes (See Note 2.e). Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(t) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(u) Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i (ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.i (ii), the terms of the convertible debt instrument were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements.

Under US GAAP, in November 2006, the EITF reached a final consensus in EITF Issue 06-6 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. EITF 06-6 reconsidered the original consensus in Issue 05-7 “Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues” that the change in fair value of an embedded conversion option should be included in the cash flow analysis under EITF Issue 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument. This Issue also amended the guidance in EITF Issue 96-19.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(u) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in EITF Issue 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option.”

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task Force affirmed as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital). This resulted in an increase in interest expense prospectively.

(v) Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.Com. As of the date of these financial statements, the options were not individually allocated. As such, there was no grant date established.

In December 2004, the FASB issued SFAS No. 123R (Share-Based Payment). SFAS No. 123R revises SFAS No. 123 and requires entities to recognize compensation expense for all share-based payment transactions in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123R requires a company to record compensation expense for all awards granted after the date of adoption of SFAS No. 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The Company will apply the provisions of SFAS 123R as from the grant date of the options which will be allocated to management on an individual basis.

(w) Reversal of gain from recognition of financial receivables at net realizable value

Under Argentine GAAP APSA has accounts receivables originated in financial transactions which are accounted at its net realizable value as of June 30, 2006.

Under US GAAP, those accounts receivable are accounted at fair value.

The difference between the net realizable value and the fair value of those financial accounts receivables as of June 30, 2006 is Ps. 8.2 million (see note 28.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 35.9 million and 42.9 million at June 30, 2006 and 2005, respectively, as follows: Ps. 47.9 million and Ps. 61.8 million, respectively, as non-current other receivables; and Ps. 12.0 million and Ps. 18.9 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2006 and 2005, Ps. 7.7 million and Ps. 6.0 million, respectively, would have been classified as current assets, and Ps. 49.1 million and Ps. 36.9 million, respectively, would have been classified as non-current assets. As June 30, 2006 Ps 4.1 would have been classified as current liabilities and Pd. 16.8 would have been classified as non-current liabilities.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b) Statement of Income classification differences

Revenues

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. However, Note 28.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 107.3 million, Ps. 79.8 million and Ps. 67.3 million for the years ended June 30, 2006, 2005 and 2004, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Net revenues under US GAAP would have been Ps. 674.7 million, Ps. 441.7 million and Ps. 320.8 million for the years ended June 30, 2006, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(b) Statement of Income classification differences (continued)

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under both Argentine GAAP and US GAAP, these contingent rents are not recognized until the required thresholds are exceeded.

Operating income

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net would have been included in the determination of operating income.

Accordingly, operating income under US GAAP but using Argentine GAAP numbers would have been Ps. 191.5 million, Ps. 137.3 million and Ps. 96.0 million for the years ended June 30, 2006, 2005 and 2004, respectively.

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

(d) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion), as of June 30, 2006, are as follows:

2008	Ps.	26,164
2009		57,366
2010		51,274
2011		145,756

	Ps.	280,560

(e) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2006, 2005 and 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(e) Operating leases (continued)

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2006, 2005 and 2004 were contingent rentals of Ps 40.9 million, Ps 29.4 million, and Ps. 16.6 million respectively.

(f) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Acquisition of IRSA Units by Cresud: During November and December 2002, Cresud purchased 49.7 million Convertible Notes issued by us and during July and November 2003, Cresud purchased an additional 0.25 million Convertible Notes.

In May 2004 Cresud decided to exercise their option to convert 5.0 million aggregate principal amount of our Convertible Notes. As a result of this conversion, Cresud has received 9.2 million of our common shares.

In July 2004, Cresud purchased 0.35 million of convertible notes issued by us for US$ 0.5 million.

On September 30, 2004, Cresud exercised 5.0 million of our Warrants for 9.2 ordinary shares at a total cost of US$ 6 million.

In February 2006 and April 2006, Cresud purchased 5.0 million and 16.0 million of convertible notes issued by us for 9.2 million and 29.3 million ordinary shares.

As of November 30, 2006 Cresud owned 28% of our common shares.

- Donations: During the years ended June 30, 2006, 2005, and 2004, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 4.3 million, Ps. 4.1 million and Ps. 2.4 million, respectively. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives. Rental expenses incurred under these leases for the fiscal year ended June 30, 2004 amounted to Ps. 0.2 million plus CER.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure of related parties transactions (continued)

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

The Company recognized net gains of Ps 2.5 million, Ps. 16.3 million and Ps. 4.4 million, for the years ended June 30, 2006, 2005 and 2004 respectively.

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

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure of related parties transactions (continued)

primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each party continues to have separated assets and liabilities. In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which it shares corporate services with APSA and Cresud. Certain of the Company’s directors are also directors of Cresud and APSA.

- Legal services: During the years ended June 30, 2006, 2005 and 2004, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps 1.9 million, Ps. 1.1 million and Ps. 1.1 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

- Convertible Notes of Alto Palermo: At a noteholders’ meeting held on May 2, 2006, Alto Palermo’s noteholders unanimously approved an extension on the maturity date of Alto Palermo’s series I convertible notes in a principal amount of US$50 million. The convertible notes’ original four year term from their date of issuance on June 19, 2002 was extended to a new maturity date on July 19, 2014.

On September 30, 2006, the outstanding principal amount of convertible notes was US$ 47.2 million. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased to 782,064,214. On September 30, 2006, we owned US$ 31.7 million worth of convertible notes.

(g) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 27.II.(i) for details of concentration of credit risk.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2006 and 2005 are as follows:

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

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2006 and 2005, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 30.2 million and Ps. 27.1 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2006 and 2005, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 320.3 million and Ps. 287.2 million at June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 252.1 million and Ps. 553.2 million at June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Disclosure about fair value of financial instruments (continued)

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of options and future contracts outstanding at June 30, 2005 was Ps. (0.09) million. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financings

The fair value of the seller financings is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

(h) Concentration of credit risk

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

As of June 30, 2006 the Company has thirteen securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 50.4 million (equity value) and a Ps. 6.4 million escrow reserves for losses.

(i) Recently issued accounting pronouncements

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard will be effective for the Company´s fiscal year ended June 30, 2007. The Company expects the adoption of this standard will not have a material effect on the Company´s financial position or results of its operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for the Company on June 30, 2007 financial statements. The Company is currently evaluating the potential impact of SAB No. 108 on its consolidated financial statements.

(j) Earnings per share

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

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 139,100 shares, 195,207 shares and 226,794 shares respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 using the treasury-stock method, would have been Ps. 0.23, Ps. 0.24 and Ps. 0.28, respectively.

(k) Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	89,946	Ps.	129,398	Ps.	2,825
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		19,170		26,039		—
Foreign currency exchange gain on convertible debt		10,257		(4,912)		—
Income tax effects		(2,366)		(2,982)		—

Net income available to common shareholders plus assumed conversions	Ps.	117,007	Ps.	147,543	Ps.	2,825

Denominator:
Weighted-average number of shares outstanding	Ps.	379,506	Ps.	280,282	Ps.	225,005
Plus: incremental shares of assumed conversions:
Warrants (i)		46,985		50,346		—
Convertible Notes		92,115		144,861		—

Adjusted weighted-average number of shares	Ps.	518,606	Ps.	475,489	Ps.	225,005

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.24	Ps.	0.46	Ps.	0.01
Diluted net income per common share	Ps.	0.23	Ps.	0.31	Ps.	(ii) 0.01

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The computation of diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

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

Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; (vii) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions. (viii) sales prices for residential units may be insufficient to cover development cost.

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

27. Differences between Argentine GAAP and US GAAP (continued)

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

The Company’s share of the income of these affiliates was Ps. 41.6 million in 2006, Ps. 67.2 million in 2005 and Ps. 26.7 million in 2004, and its investment in these companies totaled Ps. 265.4 million and Ps. 220.8 million at June 30, 2006 and 2005, respectively.

Summarized financial information of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2006			2005
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		8,941,732			8,916,884

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		6,556,693			6,842,321

Minority interest		31,634			30,236
Shareholders´ equity	Ps.	2,353,405		Ps.	2,044,327

	For the twelve-month period ended
	2006		2005		2004
Revenues	Ps.	733,803	Ps.	681,482	Ps.	1,777,786
Gross profit		321,619		292,600		969,286
Net income	Ps.	309,078	Ps.	151,022	Ps.	866,567

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(n) Severance indemnities

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

(o) Statements of cash flows

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

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with l Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as those dates. Note 19 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under US GAAP. However, as discussed in Note 2.c, under Argentine GAAP, the Company consolidates the accounts of Metroshop and Canteras Natal Crespo on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over these investments. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared using US GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Metroshop and Canteras Natal Crespo.

The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(o) Statements of cash flows (continued)

	For the year ended June 30,
	2006		2005		2004
Net cash provided by operating activities	Ps.	192,589	Ps.	105,655	Ps.	92,378
Net cash used in investing activities		(128,687)		(141,746)		(105,061)
Net cash provided by (used in) financing activities		(36,767)		52,868		(47,649)
Effect of exchange rate changes on cash and cash equivalents		(5,784)		2,899		(8,081)
Net increase (decrease) in cash and cash equivalents	Ps.	21,351	Ps.	19,676	Ps.	(68,413)

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

(p) Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2006, 2005 and 2004.

	Year ended June 30,
	2006		2005		2004
Net income under US GAAP	Ps.	89,946	Ps.	129,398	Ps.	2,825
Other comprehensive income:
Unrealized gain on available-for-sale-securities		4,042		9,978		3,501
Unrealized gain (loss) on retained interest in transferred mortgage and credit card receivables		1,043		(821)		1,379
Unrealized gain on available-for-sale-securities of equity investees		3,544		6,291		14,426

Comprehensive income	Ps.	98,575	Ps.	144,846	Ps.	22,131

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2006		2005		2004
Unrealized gain (loss) on available-for-sale securities	Ps.	16,666	Ps.	12,624	Ps.	2,646
Unrealized gain on retained interest in transferred mortgage and credit card receivables		2,004		961		1,782
Unrealized gain on available-for-sale-securities on equity investees		30,016		26,472		20,181

Accumulated other comprehensive income.	Ps.	48,686	Ps.	40,057	Ps.	24,609

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(q) Pro-rata consolidation of Natal Crespo S.A. and Metroshop S.A.

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2006 and 2005 considering Natal Crespo S.A. and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2006
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	481,788	Ps.	1,163	Ps.	—	Ps.	482,951
Non-current assets		2,258,333		(1,694)		224		2,256,863

Total assets		2,740,121		(531)		224		2,739,814

Current liabilities		419,228		(385)		—		418,843
Non-current liabilities		385,138		—		78		385,216

Total liabilities		804,366		(385)		78		804,059

Minority interest		449,989		—		—		449,989
Shareholders’ equity		1,485,766		—		—		1,485,766

Revenues		577,680		(1,773)		—		575,907
Gross profit		333,849		(1,016)		—		332,833
Net income	Ps.	96,573	Ps.	—	Ps.	—	Ps.	96,573

	As of and for the year ended June 30, 2005
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	389,735	Ps.	(13)	Ps.	—	Ps.	389,722
Non-current assets		2,134,691		(298)		57		2,134,450

Total assets		2,524,426		(311)		57		2,524,172

Current liabilities		310,977		(254)		—		310,723
Non-current liabilities		515,381		—		—		515,381

Total liabilities		826,358		(254)		—		826,104

Minority interest		445,839		—		—		445,839
Shareholders’ equity		1,252,229		—		—		1,252,229

Revenues		369,889		(329)		—		369,560
Gross profit		201,815		(107)		—		201,708
Net income	Ps.	103,245	Ps.	—	Ps.	—	Ps.	103,245

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2006 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Impairment		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alsina 934	Ps.	354	Ps.	1,422	Ps.	—	Ps.	(1,776)	Ps.	(354)	Ps.	—	Ps.	—	Ps.	—	N/A	August 1991	50
Alto Palermo Park		474		130		—		—		130		604		85		519	June 1996	November 1997	50
Alto Palermo Plaza		1		(1)		—		—		(1)		—		—		—	December 1996-March 1997 and September 1997	November 1997	50
Av. de Mayo 595		679		6,660		(795)		—		5,865		6,544		1,914		4,630	July 1992	March 1992	50
Av. Madero 942		1,303		1,974		—		—		1,974		3,277		626		2,651	N/A	July 1994- August 1994	50
Bouchard 710		725		71,734		—		1		71,735		72,460		1,674		70,786	N/A
Constitución 1111		584		754		(309)		—		445		1,029		269		760	September 1994- March 1995	June 1994 – January 1994	50
Constitución 1159		7,966		796		(6,762)		—		(5,966)		2,000		—		2,000	N/A
Costeros Dique IV		2,726		20,611		—		—		20,611		23,337		1,874		21,463	N/A	June 2001	50
Dique II Edificio A y B “Edificios Cruceros”		5,948		15,212		—		24		15,236		21,184		2,164		19,020	September 1998	March 1997	50
Hotel Intercontinental		8,672		39,176		—		123		39,299		47,971		3,199		44,772	December 1994	November 2004	50
Hotel Libertador		3,027		60,613		—		—		60,613		63,640		32,899		30,741	October 1973- Noviembre 1990- December 1997	March 1998	50
Hotel Llao Llao		3,073		29,728		—		12,033		41,761		44,834		6,622		38,212	N/A
Intercontinental Plaza		8,669		57,656		—		72		57,728		66,397		120		66,277	June 1996	November 1997	50
Laminar Plaza		6,595		26,918		—		—		26,918		33,513		3,481		30,032	N/A	March 1999	50
Libertador 498		11,731		39,421		—		—		39,421		51,152		8,662		42,490	N/A	December 1995	50
Libertador 602		699		2,787		—		—		2,787		3,486		557		2,929	N/A	May 1996	50
Store Cruceros		59		234		—		—		234		293		—		293	N/A
Madero 1020		6,222		(4,034)		—		—		(4,034)		2,188		370		1,818	N/A	December 1995	50
Maipú 1300		10,294		42,338		—		—		42,338		52,632		8,906		43,726	N/A	September 1995	50
Reconquista 823		4,942		19,772		(145)		—		19,627		24,569		5,009		19,560	June 1995	November 1993	50
Rivadavia 2768		—		334		—		—		334		334		13		321	N/A
Santa María del Plata		11,618		491		—		(1,596)		(1,105)		10,513		—		10,513	N/A
Sarmiento 517		46		436		(376)		—		60		106		20		86	March 1995	December 1994- August 1994- July 1994	50
Suipacha 652		2,533		14,477		(937)		—		13,540		16,073		4,265		11,808	April-June 1994	November 1991	50
Shopping Abasto		9,752		250,054		—		356		250,410		260,162		65,270		194,892	November 1998	N/A	31
Shopping Alto Palermo		8,694		396,970		—		1,159		398,129		406,823		213,310		193,513	October 1990	November 1997- March 1998	26
Shopping Alto Avellaneda		17,349		159,455		—		(10,867)		148,588		165,937		79,648		86,289	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		8,066		97,485		—		420		97,905		105,971		43,711		62,260	June 1992	June 1997	22
Alto Noa		357		42,714		—		147		42,861		43,218		14,202		29,016	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Design		—		48,937		—		49		48,986		48,986		30,469		18,517	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		151,315		—		531		151,846		160,265		50,856		109,409	September 1988	October 1998	23
Alto Rosario		25,686		58,030		—		5,107		63,137		88,823		3,307		85,516	November 2004	N/A	28
Mendoza Plaza Shopping		10,530		93,926		—		8,069		101,995		112,525		23,924		88,601	June 1994	December 2004	22
Neuquén Project		3,313		8,852		(2,154)		1		6,699		10,012		—		10,012	Under construction	September 1999	N/A
Other		1,150		23,459		(245)		883		24,097		25,247		7,348		17,899	N/A

	Ps.	192,256	Ps.	1,780,836	Ps.	(11,723)	Ps.	14,736	Ps.	1,783,849	Ps.	1,976,105	Ps.	614,774	Ps.	1,361,331

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2006		2005		2004
Balance, beginning of the year	Ps.	1,945,452	Ps.	1,700,568	Ps.	1,597,631
Additions during the year:
Acquisitions		—		72,459		—
Acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I)		—		95,268		—
Improvements		18,138		40,822		24,159
Recovery of impairment		5,800		24,301		47,880
Transfers from undeveloped parcels of land		12,165		13,371		51,501
Transfer from non-current investments		—		9,138		—
Transfers from intangible assets		—		—		31
Transfers from real estate inventory		293		123		40
Transfers from other receivables		—		103		—

		1,981,848		1,956,153		1,721,242

Deductions during the year:
Transfers to real estate inventory		(1,776)		(8,575)		(18,189)
Transfers to intangible assets		—		(2,126)		(2,485)
Transfers to undeveloped parcels of land		(2,690)		—		—
Sales		(1,277)		—		—

		(5,743)		(10,701)		(20,674)

Balance, end of the year	Ps.	1,976,105	Ps.	1,945,452	Ps.	1,700,568

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	10%	October 2008	Biannual	None	Ps.	1,005	Ps.	838	None
Customer B	12%	December 2007	Monthly	None		249		217	None
Customer C	14%	June 2014	Monthly	None		128		80	None
Customer D	16%	December 2014	Monthly	None		80		65	None
Customer E	14%	May 2014	Monthly	None		77		104	None
Customer F	14%	June 2014	Monthly	None		70		99	None
Customer G	14%	June 2009	Monthly	None		70		110	None
Customer H	14%	July 2009	Monthly	None		60		97	None
Customer I	14%	February 2014	Monthly	None		50		62	None
Mortgage receivables under Ps. 30,000	14-16%	March 2007 – September 2009	Monthly	None		32		20	None
Mortgage receivables Ps. 30,000- Ps.49,999	12-17%	March 2007 - September 2007 - September 2009 - January 2011	Monthly	None		201		70	None
Mortgage receivables Ps. 50,000- Ps.69,999	12-16%	May 2009 - February 2010 - April 2014 - July 2014 - April 2015	Monthly	None		280		168	None
Mortgage receivables Ps. 70,000- Ps.89,999	12-16%	December 2006 - September 2009 - April 2015	Monthly	None		234		103	None

					Ps.	2,536	Ps.	2,033

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2006		2005		2004
Balance, beginning of year	Ps.	1,373	Ps.	1,435	Ps.	2,567
Deductions during the year:
New mortgage loans		1,005		—		—
Collections of principal		(345)		(62)		(1,132)

Balance, end of year	Ps.	2,033	Ps.	1,373	Ps.	1,435

28. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information

a. Fixed assets

	Original value								Depreciation								Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment (As restated)		2006		2005		2004
Facilities	Ps.	85,698	Ps.	3,617	Ps.	(66)	Ps.	89,249	Ps.	57,655	Ps.	(31)	Ps.	4,806	Ps.	62,430	Ps.	—	Ps.	26,819	Ps.	28,043	Ps.	17,098
Furniture and fixtures		49,221		3,619		(962)		51,878		41,132		(820)		3,179		43,491		—		8,387		8,089		5,420
Machinery and equipment		5,429		338		—		5,767		5,070		—		246		5,316		—		451		359		307
Computer equipment		35,137		6,242		(17)		41,362		29,447		(127)		3,470		32,790		—		8,572		5,690		3,854
Vehicles		882		28		—		910		463		—		133		596		—		314		419		265
Leasehold improvements		14,124		3,819		(330)		17,613		11,447		(13)		1,455		12,889		—		4,724		2,677		3,008
Advances to suppliers		919		2,550		(841)		2,628		14		—		—		14		—		2,614		905		71
Properties:
Alsina 934		1,776		—		(1,776)		—		347		(354)		7		—		—		—		1,429		1,457
Alto Palermo Park		604		—		—		604		75		—		10		85		—		519		500		500
Av. de Mayo 595		7,339		—		—		7,339		1,780		—		134		1,914		795		4,630		4,574		4,419
Av. Madero 942		3,277		—		—		3,277		575		—		51		626		—		2,651		2,401		2,213
Bouchard 710		72,459		1		—		72,460		237		—		1,437		1,674		—		70,786		72,222		—
Constitución 1111		1,338		—		—		1,338		248		—		21		269		309		760		545		494
Constitución 1159		8,762		—		—		8,762		—		—		—		—		6,762		2,000		1,324		—
Costeros Dique IV		23,337		—		—		23,337		1,488		—		386		1,874		—		21,463		21,849		20,123
Dique II Edificio A y B “Edificios Cruceros”		21,160		24		—		21,184		1,802		—		362		2,164		—		19,020		19,358		19,726
Hotel Intercontinental		47,848		123		—		47,971		2,048		—		1,151		3,199		—		44,772		45,269		43,677
Hotel Libertador		63,640		—		—		63,640		31,589		—		1,310		32,899		—		30,741		32,051		33,359
Hotel Llao Llao		32,801		12,889		(856)		44,834		5,149		—		1,473		6,622		—		38,212		27,652		26,026
Intercontinental Plaza		66,325		72		—		66,397		(1,416)		—		1,536		120		—		66,277		67,741		65,152
Laminar Plaza		33,513		—		—		33,513		2,936		—		545		3,481		—		30,032		30,577		31,126
Libertador 498		51,152		—		—		51,152		7,845		—		817		8,662		—		42,490		43,307		42,679
Libertador 602		3,486		—		—		3,486		501		—		56		557		—		2,929		2,985		2,628
Madero 1020		2,188		—		—		2,188		340		—		30		370		—		1,818		1,665		4,047
Maipu 1300		52,632		—		—		52,632		8,051		—		855		8,906		—		43,726		44,581		45,432
Reconquista 823		24,714		—		—		24,714		4,613		—		396		5,009		145		19,560		19,355		17,733
Rivadavia 2768		334		—		—		334		6		—		7		13		—		321		164		—
Santa María del Plata		12,109		30		(1,626)		10,513		—		—		—		—		—		10,513		12,109		—
Sarmiento 517		482		—		—		482		11		—		9		20		376		86		84		121
Store Cruceros		—		293		—		293		—		—		—		—		—		293		—		—
Suipacha 652		17,010		—		—		17,010		3,977		—		288		4,265		937		11,808		11,749		10,641
Shopping Centers:
Shopping Abasto		259,806		356		—		260,162		57,030		—		8,240		65,270		—		194,892		202,776		210,696
Shopping Alto Palermo		405,664		1,159		—		406,823		194,842		—		18,468		213,310		—		193,513		210,822		229,117
Shopping Alto Avellaneda		176,804		2,571		(13,438)		165,937		78,054		(7,045)		8,639		79,648		—		86,289		98,750		107,333
Shopping Paseo Alcorta		105,551		420		—		105,971		39,735		—		3,976		43,711		—		62,260		65,816		69,003
Shopping Alto Noa		43,071		147		—		43,218		12,188		—		2,014		14,202		—		29,016		30,883		29,589
Shopping Buenos Aires Design		48,937		56		(7)		48,986		28,002		—		2,467		30,469		—		18,517		20,935		23,381
Shopping Patio Bullrich		159,733		587		(55)		160,265		44,131		—		6,725		50,856		—		109,409		115,602		121,678
Shopping Alto Rosario		83,716		5,200		(93)		88,823		1,191		—		2,116		3,307		—		85,516		79,117		53,295
Mendoza Plaza Shopping		104,456		8,069		—		112,525		20,750		—		3,174		23,924		—		88,601		83,706		—
Neuquén Project		12,165		1		—		12,166		—		—		—		—		2,154		10,012		9,987		9,983
Other		24,610		2,708		(1,826)		25,492		6,881		(172)		639		7,348		245		17,899		17,484		19,024

Total as of June 30, 2006	Ps.	2,164,209	Ps.	(ii)54,919	Ps.	(iii)(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	(iv)11,723	Ps.	1,413,212	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	1,899,720	Ps.	358,806	Ps.	(94,317)	Ps.	2,164,209	Ps.	593,989	Ps.	30,192	Ps.	76,053	Ps.	700,234	Ps.	(v)18,424	Ps.	—	Ps.	1,445,551	Ps.	—

Total as of June 30, 2004	Ps.	1,837,114	Ps.	84,519	Ps.	(21,913)	Ps.	1,899,720	Ps.	519,329	Ps.	2,687	Ps.	71,973	Ps.	593,989	Ps.	(vi)31,056	Ps.	—	Ps.	—	Ps.	1,274,675

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (Continued)

a. Fixed assets (Continued)

(i)	The Allocation of annual depreciation charges in the consolidated statements of income is included in "Other expenses" (Note 28 f.), except for Ps. 6 and Ps. 441 for the year 2005 allocated in "Costs" and Ps. 301, Ps. 238 for the year 2005 and Ps. 152 for the year 2004 passed-

through to tenants.

(ii)	Includes:

Ps. 8 reclassified from "Other investments".

Ps. 293 transfers from inventories.

(iii)	Includes:

Ps (71) reclassified to Other receivables.

Ps. (1,422) transfers to inventories.

Ps. (1,626) reclassified to Other parcels of undeveloped land.

(iv)	Net of the depreciation of the year for Ps. 388.

(v)	Net of the depreciation of the year for Ps. 1,935.

(vi)	Net of the depreciation of the year for Ps. 4,839.

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization										Net carrying value as of June 30,
							Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount		Accumulated as of end of year		Impairment		2006		2005		2004
Preoperating and organization expenses	Ps.	15,735	Ps.	33	Ps.	15,768	Ps.	11,162	Ps.	—	Ps.	1,509	Ps.	12,671	Ps.	—	Ps.	3,097	Ps.	4,218	Ps.	1,546
Selling and advertising expenses		7,551		—		7,551		7,020		—		205		7,225		—		326		531		444
Trademarks		599		—		599		373		—		50		423		—		176		226		251
Expenses related to securitization of receivables		6,660		—		6,660		6,660		—		—		6,660		—		—		—		3

Total as of June 30, 2006	Ps.	30,545	Ps.	(ii) 33	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.	(v)—	Ps.	3,599	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	21,220	Ps.	(iii)9,325	Ps.	30,545	Ps.	18,498	Ps.	(iv)5,751	Ps.	966	Ps.	25,215	Ps.	(vi)355	Ps.	—	Ps.	4,975	Ps.	—

Total as of June 30, 2004	Ps.	62,773	Ps.	(41,553)	Ps.	21,220	Ps.	58,952	Ps.	(41,942)	Ps.	1,488	Ps.	18,498	Ps.	478	Ps.	—	Ps.	—	Ps.	2,244

(i)	The allocation of annual amortization charges in the statements of income is included in “Other expenses, net” (Note 28.f.); except for Ps. 8 for the year ended 2006 allocated in “Costs” and Ps. 5 for the year ended 2005 and Ps. 523 and Ps. 224 for the year ended 2004 allocated in “Net income in credit card trust” and “Costs” respectively.
(ii)	Includes:

Ps. (12) reclassified to Other receivables.

(iii)	Includes:

Ps. 2,126 reclassified from fixed assets.

Ps. (18) reclassified to inventory.

Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping.

(iv)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping.
(v)	Net of the amortization of the year of Ps. 152. (See Note 28.f.) and recovery of impairment of Ps. 203.
(vi)	Net of the amortization of the year Ps. 123. See Note 28.f.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions

							Carrying value of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2006		2005		2004
Deducted from current assets:
Allowance for doubtful accounts	Ps.	38,255	Ps.	(i)13,306	Ps.	(ii)(7,518)	Ps.	44,043	Ps.	38,255	Ps.	35,299

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306	Ps.	(7,518)	Ps.	44,043		—		—

Total as of June 30, 2005	Ps.	35,299	Ps.	6,657	Ps.	(3,701)		—	Ps.	38,255		—

Total as of June 30, 2004	Ps.	46,774	Ps.	64	Ps.	(11,539)		—		—	Ps.	35,299

Deducted from non-current assets:
Allowance for doubtful accounts		969		(i) 364		—		1,333		969		45
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for impairment of fixed assets		18,424				(iii) (6,701)		11,723		18,424		31,056
Allowance for impairment of inventories		2,056		(iv) 211		(x) (38)		2,229		2,056		471
Allowance for impairment of undeveloped plots of land		9,592		190		(v) (8,024)		1,758		9,592		20,681
Allowance for impairment of intangible assets		355		—		(vi) (355)		—		355		478
Allowance for impairment of non – current investments		—		—		—		—		—		6,897

Total as of June 30, 2006	Ps.	33,604	Ps.	765	Ps.	(15,118)	Ps.	19,251		—		—

Total as of June 30, 2005	Ps.	61,836	Ps.	19,228	Ps.	(47,460)		—	Ps.	33,604		—

Total as of June 30, 2004	Ps.	136,635	Ps.	13,560	Ps.	(88,359)		—		—	Ps.	61,836

Included in current liabilities:
Provision for contingencies		9,776		(vii) 1,047	Ps.	(viii)(2,068)		8,755		9,776		6,439

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047	Ps.	(2,068)	Ps.	8,755		—		—

Total as of June 30, 2005	Ps.	6,439	Ps.	3,965	Ps.	(628)		—	Ps.	9,776		—

Total as of June 30, 2004	Ps.	12,402	Ps.	3,200	Ps.	(9,163)		—		—	Ps.	6,439

Included in non-current liabilities:
Provision for contingencies		11,027		(vii) 821		(ix) (906)		10,942		11,027		6,549

Total as of June 30, 2006	Ps.	11,027	Ps.	821	Ps.	(906)	Ps.	10,942		—		—

Total as of June 30, 2005	Ps.	6,549	Ps.	6,880	Ps.	(2,402)		—	Ps.	11,027		—

Total as of June 30, 2004	Ps.	4,682	Ps.	2,288	Ps.	(421)		—		—	Ps.	6,549

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in "Other expenses" (Note 28.f.), except for Ps. 2,637 related to the allowance of the cancelled trusts in the period (Series VI, VII, IX, XII y XIII).

(ii)	Related to off set and recovery of the year.

(iii)	Includes recovery of impairment of Ps. 6,390 disclosed in "Gain from operations and holdings of real estate assets, net" and the depreciation of the year of Ps. 388.

(iv)	Corresponds to the impairment of the year of Ps. 206 (Torres de Abasto) and Ps. 5 of Llao Llao included in "Other expenses" (Note 28.f.)

(v)	Corresponds to the utilization of the year of Ps. 1,603 and recovery of provision impairment of Ps. 6,421.

(vi)	Includes amortization of the year of Ps. 152 and recovery of impairment of Ps. 203.

(vii)	Provision for contingencies is disclosed in "Other expenses, net" (Note 9), except for Ps. 404 allocated in "Other expenses, net" disclosed in "Others", and Ps. 1, 091 allocated in "Other expenses" (Note 28.f.)

(viii)	Correspond to payments made during the year.

(ix)	Includes utilization of the year of Ps. 634 and recovery of provision of Ps. 97.

(x)	Includes recovery of impairment of Ps. 11 disclosed in "Gain from operations and holdings of real estate assets, net".

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

d. Cost of sales, leases and services

	Year ended June 30,
	2006		2005		2004
I. Cost of sales
Stock as of beginning of year	Ps.	98,522	Ps.	28,398	Ps.	22,985
Plus:
Expenses (Note 28.f.)		2,384		2,255		1,775
Transfers to fixed assets		(293)		(123)		(40)
Transfers from investments		—		240		—
Transfers from fixed assets		1,422		4,715		2,775
Transfer to other receivables and prepaid expenses		(1,516)		—		—
Transfer from undeveloped parcels of land		33,006		25,979		10,748
Capitalized interest		222		418		—
Adjustment to purchase price of inventory		70,740		33,721		15,862
Stock as of end of year		(159,774)		(98,522)		(28,398)

Subtotal		44,713		(2,919)		25,707

Plus:
Gain from valuation of inventories at fair market value		9,727		18,087		—
Results from holding of real estate assets		13		297		6
Impairment of the year		—		2,027		—

Cost of properties sold		54,453		17,492		25,713

II. Cost of leases
Expenses (Note 28.f.)		85,120		76,964		68,205

Cost of properties leased		85,120		76,964		68,205

III. Cost of fees for services
Expenses (Note 28.f.)		2,354		1,591		1,484

Cost of fees for services		2,354		1,591		1,484

IV. Cost of hotel activities
Stock as of beginning of year		1,289		1,313		869
Purchases of the year		1,047		(24)		444
Expenses (Note 28.f.)		57,971		48,925		40,049
Stock as of end of year		(2,336)		(1,289)		(1,313)

Cost of hotel activities		57,971		48,925		40,049

V. Cost of credit card operations
Expenses (Note 28.f.)		43,933		23,102		11,965

Cost of credit card operations		43,933		23,102		11,965

TOTAL COSTS	Ps.	243,831	Ps.	168,074	Ps.	147,416

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities

	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
Captions				2006		2005
Assets
Current assets
Cash and banks:
Cash	U$S	807,974	3.046	Ps.	2,460	Ps.	5,143
Cash	Euros	1,941	3.892		7		5
Cash	Reales	1,100	1.261		2		2
Cash	U$S	381	5.624		2		—
Bank accounts	U$S	16,388,700	3.046		49,919		70,774
Bank accounts	Euros	420,871	3.892		1,638		1,338
Savung Accounts	U$S	9,410,947	3.046		28,666		—
Checks to be deposited	U$S	135,955	3.046		414		179
Investments:
Government bonds	U$S	8,882	3.046		27		28
Bono Banco Ciudad	Euros	112,767	3.892		439		391
Mutual funds	U$S	29,277,893	3.046		89,180		66,072
Other investments	U$S	45,000	(ii)		42		38
Mortgages and leases receivable	U$S	2,361,908	3.046		7,193		814
Related parties	U$S	25,504	3.086		76		—
Mortgages and leases receivable	Euros	1,500	3.892		6		21
Other receivables and prepaid expenses:
Prepaid expenses	U$S	34,349	3.046		106		—
Credito Default swap	U$S	91,724	3.046		279		—
Guarantee deposits	U$S	3,015,000	3.046		9,184		—
Other	U$S	10,786	3.046		33		109
Stock operations	U$S	—	3.046		—		269

Total current assets					189,673		145,183

Non-current assets
Investments:
Bono Banco Ciudad	Euros	30,000	3.892		117		482
Mortgages and leases receivable	U$S	4,157,573	3.046		12,663		—
Mortgages and leases receivables	Euros	3,000	3.892		12		—
Guarantee receivable	U$S	5,216,308	3.046		15,889		17,128
Prepaid expenses	U$S	48,607	3.086		150		—

Total non-current assets					28,831		17,610

Total assets as of June 30, 2006				Ps.	218,504	Ps.	- -

Total assets as of June 30, 2005				Ps.	—	Ps.	162,793

(i)	Official exchange rate prevailing as of June 30, 2006.
(ii)	Valuated at fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
Captions				2006		2005
Liabilities
Current liabilities
Trade accounts payable	U$S	693,201	3.086	Ps.	2,139	Ps.	2,117
Customer advances	U$S	3,759,433	3.086		11,602		8,730
Customer advances	Euros	600,000	3.943		2,366		—
Mortgages payables	U$S	4,798,737	3.086		14,809		25,462
Taxes payable	U$S	58,263	3.086		180		85
Short term debt	U$S	15,626,268	3.086		48,221		59,092
Other Liabilities
Guarantee deposits	U$S	332,124	3.086		1,025		355
Collections on behalf of third parties	U$S	4,271	3.086		13		—
Related parties	U$S	490,869	3.086		1,516		891
Other	U$S	—			—		4

Total current liabilities					81,871		96,736

Non-current liabilities
Trade accounts payable	U$S	375,940	3.086		1,160		1,871
Mortgages payables	U$S	4,770,566	3.086		14,722		27,627
Long term debt	U$S	90,980,469	3.086		280,766		370,590
Other Liabilities
Related parties	U$S	167,982	3.086		518		1,732
Guarantee deposits	U$S	778,726	3.086		2,403		2,679

Total non-current liabilities					299,569		404,499

Total liabilities as of June 30, 2006				Ps.	381,440	Ps.	—

Total liabilities as of June 30, 2005				Ps.	—	Ps.	501,235

(i)	Official exchange rate prevailing as of June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

f. Other expenses

	EXPENSES
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2006		Total for the year 2005		Total for the year 2004
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	5,492	Ps.	14,859	Ps.	—	Ps.	—	Ps.	20,351	Ps.	11,168	Ps.	8,626
Fees and payments for services		—		368		—		2,347		—		22,402		323		—		25,440		18,893		12,980
Salaries and bonuses		—		—		—		20,599		13,773		30,171		3,968		—		68,511		48,025		32,860
Social security contributions		—		—		—		4,413		—		3,153		830		—		8,396		6,227		5,327
Depreciation and amortization		69,207		—		—		7,164		825		4,273		68		545		82,082		75,118		68,602
Maintenance of building		14,882		1,712		—		10,162		348		826		25		—		27,955		24,628		20,043
Mail and telephone		—		—		—		2,573		—		313		142		—		3,028		3,903		2,702
Advertising		—		—		—		—		—		7		19,458		—		19,465		12,241		5,913
Lease expense		42		—		—		—		1,547		1,008		—		—		2,597		1,618		1,414
Commissions and property sales charges		—		—		—		968		10,744		1,531		2,227		—		15,470		11,075		2,996
Freight and transportation		—		—		—		197		739		1,509		301		—		2,746		2,233		1,594
Taxes, rates and contributions		39		—		—		—		8,600		8,481		4		—		17,124		9,509		5,942
Subscriptions and publications		—		—		—		—		—		199		—		—		199		204		264
Interest and index – adjustment		—		—		—		—		—		—		—		49,125		49,125		45,237		60,388
Bank charges		—		—		—		—		—		432		10		455		897		865		719
Safe deposits box		—		—		—		—		—		495		—		20		515		378		159
Allowance for doubtful accounts		—		—		—		—		—		—		11,033		—		11,033		2,952		64
Travel expenses		—		—		—		—		—		398		—		—		398		313		88
Food and beverages		—		—		—		5,892		—		—		—		—		5,892		5,234		—
Personnel		—		—		—		—		388		705		—		—		1,093		753		490
Training expenses		—		304		—		—		—		—		—		—		304		131		—
Contingencies (i)		458		—		—		—		507		—		—		—		965		666		—
Insurances		—		—		—		—		657		1,589		—		—		2,246		1,631		—
Surveillance		—		—		—		—		—		446		—		—		446		340		—
Training courses		—		—		—		—		—		22		—		—		22		112		—
Other		492		—		2,354		3,656		313		2,805		1,695		20		11,335		10,134		14,688
Gross sales tax		—		—		—		—		—		—		20,021		—		20,021		13,232		9,385

Total as of June 30, 2006	Ps.	85,120	Ps.	2,384	Ps.	2,354	Ps.	57,971	Ps.	43,933	Ps.	95,624	Ps.	60,105	Ps.	50,165	Ps.	397,656	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	76,964	Ps.	2,255	Ps.	1,591	Ps.	48,925	Ps.	23,102	Ps.	69,556	Ps.	36,826	Ps.	47,601	Ps.	—	Ps.	306,820	Ps.	—

Total as of June 30, 2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	21,988	Ps.	59,538	Ps.	—	Ps.	—	Ps.	255,244

(i)	Includes Ps. 97 related to a recovery of Provision of contingencies.