Form 20-F/A
period 2006-06-30
CRESUD INC
filed 2007-02-08
CIK 1034957

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

Large accelerated filer   ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as Amendment No. 1, dated February 7, 2007, to the Annual Report on Form 20-F filed on December 28, 2006, in order to:

(1) Amend “Item 10—B. Memorandum and Articles of Association—Compliance with NASDAQ listing standards on corporate governance” to incorporate the information set forth below on home country corporate governance practice.

The remainder of the original filing is unchanged and is not reproduced in this Form 20-F/A. This report speaks as of the original filing date and, except as indicated, has not been updated to reflect events occurring subsequent to the original filing date.

NASDAQ Standards for U.S. companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(c)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina, such as the Company, must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350(c)(3) - Compensation of Officers.	In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer, and all other executive officers, no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer, and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall provide its opinion on the reasonableness of management’s proposals on fees and option plans for directors or managers of the Company.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/S/ Alejandro Elsztain
Name:	Alejandro Elsztain
Title:	Director and Chief Executive Officer

Dated: February 7, 2007