Form 20-F
period 2008-06-30
CRESUD INC
filed 2008-12-30
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______

For the transition period from _______________________ to _________________________

Commission file number: 0-29190

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23 Floor,

(C1091AAQ) Buenos Aires, Argentina

(Address of principal executive offices)

Gabriel Blasi

Chief Financial Officer

Tel +(5411) 4323-7449 – finanzas@cresud.com.ar

Moreno 877 22nd Floor

(C1091AAQ) Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of Common Stock of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as of June 30, 2008 was:

Shares of Common Stock	501,531,865

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

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by ☐ the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

CRESUD SOCIEDAD ANÓNIMA COMERCIAL

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

CERTAIN MEASURES AND TERMS

As used throughout this Annual Report, the terms “Cresud”, “Company”, “we”, “us”, and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars”, or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This Annual Report contains our audited consolidated financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 (our “Consolidated Financial Statements”). Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. We prepare our Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, we must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 20 to our Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 2.d), in order to comply with regulations of the CNV, we discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the Consolidated Financial Statements.

In addition, in accordance with the CNV regulations, we recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. However, as further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

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

In addition, under RT No. 22, Exhibits “Cost of Sales” and “Cost of production” included in Note 18 e) and f) to our income statement present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the current period. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007.

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the asset less costs of sell.

The new standards provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent.

As mentioned in Note 4.b) to our consolidated financial statements, as of June 30, 2008 we owned a 42.13% equity interest in Inversiones y Representaciones Sociedad Anónima (“IRSA”).

Also contained in this Annual Report are the consolidated financial statements of IRSA, as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PriceWaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. As of June 30, 2008, IRSA has a significant investment in Banco Hipotecario S.A. that accounts for approximately 6.5% of IRSA’s total consolidated assets.

IRSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 28 to IRSA’s consolidated financial statements contained elsewhere in this annual report for a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to IRSA, and a reconciliation with U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.n. to IRSA’s financial statements, in order to comply with Comisión Nacional de Valores regulations, IRSA recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represented a departure from Argentine GAAP for the year ended June 30, 2006. However, such departure has not had a material effect on the IRSA’s consolidated financial statements.

Additionally, as discussed in Notes 2.c. to IRSA’s financial statements, in order to comply with regulations of the CNV, we discontinued inflation accounting as from February 28, 2003. The application of this CNV regulation represented a departure from Argentine GAAP. However, such departure has not had a material effect on our consolidated financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2008, which was Ps.3.025 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2004, 2005, 2006, 2007 and 2008 are to the fiscal years ended June 30 of each such year.

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

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this Annual Report. The selected consolidated statement of income data for the years ended June 30, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements as of June 30, 2006 and 2005 and for the three years in the period ended June 30, 2006 which are not included herein.

Certain reclassifications have been made to consolidated financial data derived from our consolidated financial statements as of June 30, 2006 and 2005 and for the three years in the period ended June 30, 2006, which are not included herein, has been reclassified to conform to the presentation of our fiscal year ended June 30, 2008. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The selected consolidated balance sheet data as of June 30, 2004 has been derived from our audited consolidated financial statements as of June 30, 2005 and 2004 and for the three years in the period ended June 30, 2005 which are not included herein.

Certain reclassifications have been made to financial data derived from our consolidated financial statements as of June 30, 2005 and 2004 and for the three years in the period ended June 30, 2005 to conform to the presentation of our fiscal year ended June 30, 2008. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

	As of the year ended June 30
	2008(1)	2008	2007	2006	2005	2004
	(in US$, except for percentages)	(in Ps., except for percentages)
INCOME STATEMENT DATA
Argentine GAAP
Production income:
Crops	38,834,250	117,473,605	72,426,012	37,005,907	44,052,970	24,369,232
Beef cattle	7,909,727	23,926,925	19,462,410	20,452,655	19,993,923	20,637,512
Milk	6,089,368	18,420,338	10,911,397	7,892,462	3,463,144	3,191,948

Total production income	52,833,345	159,820,868	102,799,819	65,351,024	67,510,037	48,198,692
Cost of production:
Crops	(27,157,260)	(82,150,711)	(51,538,292)	(34,635,590)	(34,463,844)	(17,616,790)
Beef cattle	(6,385,455)	(19,316,000)	(15,050,438)	(18,780,372)	(17,012,337)	(15,112,209)
Milk	(4,721,682)	(14,283,089)	(8,476,391)	(5,845,360)	(2,094,975)	(1,307,962)

Total cost of production	(38,264,397)	(115,749,800)	(75,065,121)	(59,261,322)	(53,571,156)	(34,036,961)
Gross income from production	14,568,948	44,071,068	27,734,698	6,089,702	13,938,881	14,161,731

Sales:
Crops	28,717,518	86,870,493	53,401,376	61,659,566	30,893,216	26,838,376
Beef cattle	10,721,299	32,431,928	31,966,582	33,713,479	36,826,885	27,723,604
Milk	5,782,662	17,492,552	9,730,929	7,892,462	3,463,144	3,191,948
Feed lot	—	—	3,102,229	2,721,377	2,129,838	7,120,335
Other	8,524,293	25,785,987	12,116,372	6,353,777	4,859,931	4,778,545

Total sales	53,745,772	162,580,960	110,317,488	112,340,661	78,173,014	69,652,808
Cost of sales:
Crops	(25,106,948)	(75,948,518)	(47,350,203)	(52,948,920)	(26,272,586)	(23,992,089)
Beef cattle	(9,929,989)	(30,038,217)	(30,272,710)	(32,993,523)	(35,810,780)	(26,478,681)
Milk	(5,828,053)	(17,629,859)	(9,730,929)	(7,892,462)	(3,463,144)	(3,191,948)
Feed lot	—	—	(2,784,315)	(2,318,102)	(1,855,278)	(6,185,771)
Other	(5,745,198)	(17,379,224)	(6,737,019)	(3,257,448)	(1,546,204)	(1,196,060)

Total cost of sales	(46,610,188)	(140,995,818)	(96,875,176)	(99,410,455)	(68,947,992)	(61,044,549)
Gross income from sales	7,135,584	21,585,142	13,442,312	12,930,206	9,225,022	8,608,259
Gross profit	21,704,532	65,656,210	41,177,010	19,019,908	23,163,903	22,769,990
Selling expenses	(4,792,438)	(14,497,124)	(9,971,891)	(10,151,452)	(6,599,566)	(5,740,115)
Administrative expenses	(8,629,275)	(26,103,558)	(16,628,088)	(11,560,307)	(7,271,279)	(4,957,250)
Net gain on sale of farms	6,616,346	20,014,447	22,255,710	9,897,186	19,987,989	1,668,751
Unrealized gain – on farm held for sale	292,565	885,009	—	—	—	—
Unrealized gain (loss) on inventories:
Beef cattle	2,821,539	8,535,154	5,102,943	2,847,711	11,620,779	2,236,255
Crops, raw materials and MAT	(3,595,940)	(10,877,719)	(3,926,654)	1,054,094	(4,644,234)	1,834,248
Operating income	14,417,329	43,612,419	38,009,030	11,107,140	36,257,592	17,811,879
Financial results, net	(17,278,539)	(52,267,581)	(10,457,994)	12,373,958	63,751,386	(18,969)
Gain on equity investees	12,699,903	38,417,207	40,198,825	22,140,997	28,087,632	26,669,884
Other expense, net	(1,352,894)	(4,092,503)	(4,250,800)	(3,367,594)	(5,065,386)	(363,761)
Management fee	(717,680)	(2,170,982)	(5,484,697)	(3,836,470)	(8,533,213)	(3,567,003)
Income before income tax and minority interest	7,768,119	23,498,560	58,014,364	38,418,031	114,498,011	40,532,030
Income tax expense	(93,908)	(284,073)	(8,375,095)	(5,431,831)	(37,787,594)	(8,570,269)
Minority interest	(88,082)	(266,449)	(277,000)	(102,924)	88,501	141,261
Net income	7,586,129	22,948,038	49,362,269	32,883,276	76,798,918	32,103,022
U.S. GAAP
Total sales	53,745,772	162,580,960	104,493,979	105,371,504	75,582,982	62,179,287
Total cost of sales	(34,689,810)	(104,936,675)	(62,333,457)	(83,441,671)	(52,000,895)	(40,330,843)
Gross profit	19,055,962	57,644,285	42,160,522	21,929,833	23,582,087	21,848,444
Selling expenses	(4,795,301)	(14,505,785)	(9,935,884)	(10,195,068)	(6,612,375)	(5,674,857)
Administrative expenses	(10,618,964)	(32,122,366)	(24,306,848)	(16,096,656)	(19,677,287)	(4,561,060)
Operating income	3,641,697	11,016,134	7,917,790	(4,361,891)	(2,707,575)	11,612,527
Financial results, net	(18,466,472)	(55,861,079)	(15,752,831)	3,815,781	54,964,547	(8,998,813)
Gain on equity investees	14,084,411	42,605,343	40,562,309	21,758,975	47,201,959	3,455,098
Other expense, net	(1,350,030)	(4,083,842)	(4,126,463)	(3,245,776)	(1,815,594)	(539,804)
Income before income tax and minority interest	4,525,951	13,691,003	50,856,515	27,864,275	117,631,326	7,197,759
Income tax expense	988,443	2,990,040	(1,244,203)	(272,575)	(31,025,373)	(3,945,940)
Minority interest	(88,082)	(266,449)	(277,000)	(102,924)	88,501	35,483
Net income	5,426,312	16,414,594	49,335,312	27,488,776	86,694,454	3,287,302
BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	176,227,330	533,087,674	86,772,082	32,221,149	74,446,153	14,624,161
Inventories	36,867,855	111,525,262	52,460,289	28,932,135	46,293,640	35,441,885
Trade and other receivables, net	30,143,332	91,183,580	77,542,466	33,829,580	32,002,331	24,221,264
Other assets	353,886	1,070,506	—	—	—	—
Non-current assets:
Other receivables	13,674,317	41,364,810	43,236,560	36,005,292	6,480,334	101,758
Inventories	25,161,336	76,113,042	68,345,438	62,712,423	53,223,179	44,740,030
Investments	306,105,954	925,970,511	474,022,374	428,598,147	364,468,960	367,512,830
Property and equipment, net	88,137,442	266,615,763	245,919,561	224,775,512	166,497,596	160,026,473
Intangible assets, net	7,546,790	22,829,041	23,581,646	23,581,646	—	—

Total assets	684,218,244	2,069,760,189	1,071,880,416	870,655,884	743,412,193	646,668,401
Current liabilities:
Trade accounts payable	16,376,703	49,539,528	30,935,851	26,438,528	17,894,529	10,840,177
Short-term debt	64,661,225	195,600,209	122,749,734	66,421,573	11,499,782	8,090,261
Other liabilities, taxes, charges, salaries and social security payable	5,688,412	17,207,447	14,006,121	9,048,990	36,585,829	10,370,898
Non-current liabilities:
Long-term debt	693,129	2,096,716	27,085,386	99,550,449	114,798,751	125,920,201

Taxes payable	13,824,075	41,817,828	51,312,237	42,770,882	39,285,385	26,213,217
Total liabilities	101,243,546	306,261,728	246,089,329	244,230,422	220,064,276	181,434,754
Minority interest	383,580	1,160,330	836,872	559,871	276,947	65,451
Shareholders’ equity	582,591,118	1,762,338,131	824,954,215	625,865,591	523,070,970	465,168,196
U.S. GAAP
Non-current assets:
Inventories	11,370,386	34,395,419	32,297,175	26,348,869	16,950,827	14,371,493
Investments	286,622,351	867,032,613	597,100,979	444,010,858	289,309,184	236,526,965
Property and equipment, net	88,198,764	266,801,260	245,919,561	224,775,512	166,497,596	160,026,473
Total assets	650,651,127	1,968,219,659	1,158,910,758	843,456,953	625,764,749	478,020,170
Non-current liabilities:
Long-term debt	49,066,974	148,427,595	4,722,857	69,708,185	74,810,412	76,346,451
Taxes payable	13,433,194	40,635,413	60,586,895	59,020,118	60,714,471	53,809,128
Total liabilities	149,226,510	451,410,192	233,001,458	228,821,956	199,627,882	155,443,201
Shareholders’ equity	501,041,037	1,515,649,137	925,072,428	614,066,773	425,859,920	322,511,158
CASH FLOW DATA
Argentine GAAP
Net cash provided by (used in) operating activities	(25,217,658)	(76,283,416)	(56,140,794)	(21,470,041)	(10,100,935)	(280,751)
Net cash provided by (used in) investing activities	(134,428,461)	(406,646,096)	(866,877)	(110,865,934)	62,734,033	(25,089,388)
Net cash provided by (used in) financing activities	303,415,804	917,832,807	115,813,757	92,250,539	1,691,457	16,670,247
U.S. GAAP(8)
Net cash (used in) provided by operating activities	(24,649,907)	(74,565,968)	(62,359,968)	(3,839,611)	54,735,816	(13,156,027)
Net cash (used in) provided by investing activities	(215,646,300)	(652,330,059)	5,295,891	(133,000,622)	(1,918,881)	(12,983,501)
Net cash provided by (used in) financing activities	303,415,804	917,832,807	115,813,757	92,250,539	1,691,457	16,670,247
Effects of exchange rate changes	(567,751)	(1,717,448)	56,406	4,504,528	(183,837)	1,272,280
OTHER FINANCIAL DATA
Argentine GAAP
Basic net income per share(2)	0.02	0.06	0.20	0.19	0.49	0.23
Diluted net income per share(3)	0.02	0.06	0.16	0.13	0.25	0.13
Basic net income per ADS(2)(4)	0.21	0.62	2.00	1.93	4.90	2.30
Diluted net income per ADS(3)(4)	0.20	0.60	1.60	1.32	2.50	1.30
Weighted – average number of common shares outstanding	—	368,466,065	247,149,373	170,681,455	155,343,629	137,137,783
Weighted – average number of common shares outstanding plus conversion(5)	—	385,300,115	321,214,392	321,214,392	321,214,392	321,214,392
Dividends paid(6)	7.00	20.0	8.25	5.50	10.00	3.00
Dividends per share	0.013	0.040	0.026	0.024	0.059	0.020
Dividends per ADS(4)	0.13	0.40	0.26	0.24	0.59	0.20
Depreciation and amortization	2,140,115	6,473,847	4,459,067	5,112,088	4,169,139	3,937,141
Capital expenditures(7)	9,262,371	28,018,672	29,326,622	55,770,620	25,959,614	15,189,386
Gross margin(9)	41.1%	41.1%	40.1%	29.1%	34.3%	47.2%
Operating margin(10)	27.3%	27.3%	37.0%	17.0%	53.7%	37.0%
Net margin(11)	14.4%	14.4%	48.0%	50.3%	113.8%	66.6%
Ratio of current assets to current liabilities	2.81	2.81	1.29	0.93	2.31	2.54
Ratio of shareholders’ equity to total liabilities	5.75	5.75	3.35	2.56	2.38	2.56
Ratio of non current assets to total assets	0.64	0.64	0.80	0.89	0.79	0.89
Ratio of “Return on Equity” – ROE	0.02	0.02	0.07	0.06	0.16	0.07
U.S. GAAP
Basic net income per share(2)	0.01	0.04	0.20	0.16	0.56	0.02
Diluted net income per share(3)	0.01	0.04	0.18	0.15	0.34	0.02
Basic net income per ADS(2)(4)	0.13	0.40	2.00	1.61	5.58	0.24
Diluted net income per ADS(3)(4)	0.13	0.40	1.80	1.54	3.38	0.24
Weighted – average number of common shares outstanding	—	368,466,065	247,149,373	170,681,455	155,343,629	137,137,783
Weighted – average number of common shares outstanding plus conversion (5)	—	388,439,848	305,057,442	270,811,838	283,140,627	137,137,783
Gross margin(9)	35.5%	35.5%	40.3%	20.8%	31.2%	35.1%
Operating margin(10)	6.8%	6.8%	7.6%	(4.1%)	(3.6)%	18.7%
Net margin(11)	10.1%	10.1%	47.2%	26.1%	114.7%	5.3%

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2008 which was Ps.3.025 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates.”

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.

(3)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes. See Notes 12 and 20.II.f) to our consolidated financial statements for details on the computation of earning per share under Argentine GAAP and U.S. GAAP, respectively.

(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).

(5)	Assuming (i) conversion into common shares of all of our outstanding convertible notes due 2007 and (ii) exercise of all outstanding warrants to purchase our common shares.

(6)	The shareholders’ meeting held on October 31, 2008 approved by majority the distribution of a cash dividend amounting to Ps.20.0 million.

(7)	Includes the purchase of farms and other property and equipment.

(8)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 20.II.e) to our consolidated financial statements for details of the differences in classifications affecting the categories of cash flows.

(9)	Gross profit divided by the sum of production income and sales.

(10)	Operating income divided by the sum of production income and sales.

(11)	Net income divided by the sum of production income and sales.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80=US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. Due to external shocks and aiming to maintain a stable parity, during the fiscal year 2008 the Central Bank has indirectly affected the exchange rate market, through active participation.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
June 2008	3.1110	3.0160	3.0485	3.0250
July 2008	3.0440	3.0140	3.0230	3.0440
August 2008	3.0520	3.0250	3.0333	3.0300
September 2008	3.1350	3.0280	3.0833	3.1350
October 2008	3.3880	3.1340	3.2423	3.3880
November 2008	3.3870	3.2850	3.3264	3.3730
December 2008 (As of December 17, 2008)	3.4680	3.3830	3.4175	3.4060

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(3)	Average month-end closing exchange rates.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, ADSs and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the current global financial crisis and economic downturn has begun to have a significant adverse impact on the country’s performance and could worsen in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean, have declined significantly recently. Access to international financing, already limited as a result of the sovereign default in 2002, is currently virtually unavailable. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. A deterioration in the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in 2005. In 2006 and in 2007, inflation was 9.8% and 8.5%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

As of November 30, 2008, according to the argentine statistics and census agency, or INDEC, consumer prices increased by 7.9% on an annualized basis.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would impact in the long term credit market and real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC . In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. More recently, in June 2008, INDEC published a new consumer price index that eliminates nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2008, the total outstanding debt was approximately US$ 149.8 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately US$ 1.0 billion plus interest in claims.

Argentina has recently reinitiated discussions with holdout creditors and certain multilateral institutions. However, Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business. In addition, the difficulties Argentina faces to access financing in the international markets could have an adverse effect on our capacity to obtain financing in the international markets in order to finance our operations and growth.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, undue political influence and significant uncertainties. Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds will adversely affect local capital markets.

In December 2008, the Argentina government transferred the approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (ANSES).

AFJPs were the largest participants in the country’s local capital market. With the nationalization of their assets, the local capital market is expected to diminish in size and be substantially concentrated in the hands of the government. In addition, the government will become a significant shareholder in many of the country’s private companies. As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies.

The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflows, including the requirement that, subject to limit exemptions, 30% of funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to these funds.

The Argentine government may impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in the future, for example in response to capital flight or depreciation of the peso. These restrictions may have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859 eliminating the limitation on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis. To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

The Argentine economy could be adversely affected by economic developments in other global markets, in particular the current global financial crisis and economic downturn.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility.

The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina may also be affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, particularly in recent months, the global financial system has been experiencing unprecedented volatility and disruption. The current financial turmoil has led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also begun to significantly and adversely impact global economic conditions. Countries around the world are currently experiencing a significant deterioration in economic conditions, including the United States which is currently in a pronounced recession. These conditions have had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. Although the extent of the impact is difficult to predict at this time, current global financial and economic conditions are expected to have a material adverse effect on Argentina’s economy, and consequently on our business.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control.

Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extension the rise in commodity prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have decline significantly. If commodity prices continue to decline, the growth of the Argentine economy, could be adversely affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of several years of recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints. The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with Brazil’s historically volatile political and economic conditions could adversely affect our financial condition and results of operations.

Our business is dependent to some extent on the economic conditions in Brazil. As of June 30, 2008, approximately 8.3% of our consolidated assets were located in Brazil through our affiliate BrasilAgro.

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

Inflation and government policies to combat it in Brazil may adversely affect the operations of BrasilAgro which could adversely impact our financial condition and results of operations.

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços au Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 5.1%, 2.8% , 5.2% and 4.3% in 2005, 2006, 2007 and for the six-month period ended June 30, 2008, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro and consequently our financial condition and results of operations and the market price of our common shares and ADSs.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2005, 2006, and 2007, the real appreciated 11.8%, 8.7% and 17.2%, respectively, against the U.S. dollar. As for the period of eleven-months ended November 30, 2008, as an impact of the world’s economy crisis that unfolded in mid 2007 as a result of the disruption of the United States’s subprime mortgage market, the real depreciated 31.7% against the U.S. dollar. Despite the recent depreciation there can be no assurance that the rate of exchange between the real and the dollar will not fluctuate significantly. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

Risks Relating to Our Region

Our business is dependent on economic conditions in the countries where we operate and intend to operate.

We had made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America. Because demand for agricultural products and farmland usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the financial resources necessary to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

Currently, the world’s economy is experiencing the effects of the crisis that unfolded in mid 2007 as a result of the disruption of the United States’s subprime mortgage market. The final impact of the crisis on the economic conditions is difficult to predict. However, this crisis could trigger a less favorable or an unfavorable international environment for the countries where we operate and intend to operate, forcing domestic policy adjustments, which could trigger adverse economic conditions and adversely affect our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin-American countries. Economic and political developments in these countries, including future economic changes or crises (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect our business or the market value of, or market for, our common shares or ADRs.

Governments in the countries where we operate or intend to operate exercise significant influence over their economies.

Emerging market governments, including governments in the countries where we operate or intend to operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

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

An eventual reduction of foreign investment in any of the countries where we operate and intend to operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies such as us to access financial markets.

Local currencies used in the conduct of our business may be subject to exchange rate volatility and exchange controls.

The currencies of many countries in Latin America have experienced substantial volatility in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries in which we operate or intend to operate. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us generally, and may restrict access to international capital markets. On the other hand, the appreciation of local currencies against the U.S. dollar may lead to deterioration in the balance of payments of the countries where we operate or intend to operate, as well as to a lower economic growth.

In addition, we may be subject to exchange control regulations in these Latin-American countries which might restrict our ability to convert local currencies into U.S. dollars.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate or intend to operate, our business and our operations.

Most countries where we operate or intend to operate have historically experienced high rates of inflation. Inflation and some measures implemented to curb inflation have had significant negative effects on the economies of Latin American countries. Governmental actions taken in an effort to curb inflation, coupled with speculation about possible future actions, have contributed to economic uncertainty at times in most Latin American countries. The countries where we operate or intend to operate may experience high levels of inflation in the future that could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations. In addition, if any of these countries experience high rates of inflation, we may not be able to adjust the price of our services sufficiently to offset the effects of inflation on our cost structures. A high inflation environment would also have negative effects on the level of economic activity and employment and adversely affect our business and results of operations.

Developments in other markets may affect the Latin American countries where we operate or intend to operate, and as a result our financial condition and results of operations may be adversely affected.

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

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and agricultural by-products decline.

Unpredictable weather conditions may have an adverse impact on our crop and beef cattle production.

As we do not maintain insurance over our crop production, the occurrence of severe adverse weather conditions, especially droughts, hail or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields. As a result, we cannot assure you that future severe adverse weather conditions will not adversely affect our operating results and financial condition.

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

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased the tax on beef cattle exports from 5% to 10%, and on January 2007 increased the tax on soybean exports from 23.5% to 27.5%. Pursuant to Resolutions No. 368/07 and 369/07 both dated November 12, 2007, the Ministry of Economy and Production further increased the tax on soybean exports from 27.5% to 35.0% and also the tax on wheat and corn exports from 20.0% to 28.0% and from 20.0% to 25.0%, respectively. In early March 2008, the Argentine government introduced a regime of sliding –scale export tariffs for oilseed, grains and by-products, where the withholding rate (in percentage) would increase to the same extent as the crops’ price. This tariff regime, which according to farmers effectively sets a maximum price for their crops, sparked widespread strikes and protests by farmers whose exports have been one of the principal driving forces behind Argentina’s recent growth. In April 2008, as a result of the export tariff regime, farmers staged a 21-day strike in which, among other things, roadblocks were set up throughout the country, triggering Argentina’s most significant political crisis in five years. These protests disrupted transport and economic activity, which led to food shortages, a surge in inflation and a drop in export registrations. Finally, the federal executive branch decided to send the new regime of sliding-scale export tariffs to the federal congress for its approval. The project was approved in the House of Representatives but rejected by the Senate. Subsequently, the federal government abrogated the regime of sliding-scale export tariffs and reinstated the previous scheme of fixed withholdings.

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

The current credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The current credit crisis is having a significant negative impact on businesses around the world. Although we believe that available borrowing capacity, under the current conditions, and proceeds resulting from potential farm sales will provide us with sufficient liquidity through the current credit crisis, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

Government intervention in our markets may have a direct impact on our prices.

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. Since 2005, the Argentine government, in order to increase the domestic availability of beef and reduce domestic prices, adopted several measures, such as: increased the withholding rate, established several times a minimum weight requirement for animals to be slaughtered, suspended momentarily the foreign sales of cuts of beef cattle, and closed temporarily the registries for beef exports. However, these measures were softened once prices decreased. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government could impose will allow us to freely negotiate the price of our products.

We may increase our crop price risk since we could have a long position in crop derivatives.

In order to improve the use of land and capital allocation, we may have a long position in crops in addition to our own production. This strategy increases our crop price risk, generating material losses in a downward market.

We do not maintain insurance over all of our crop storage facilities; therefore, if a fire or other disaster damages some or all of our harvest, we will not be completely covered.

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we store a significant portion of our grain production in plastic silos. We do not maintain insurance on our plastic silos. Although our plastic silos are placed in several different locations, and it is unlikely that a natural disaster affects all of our plastic silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

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

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In 2008, we sold our products to approximately 140 customers. Sales to our ten largest customers represented approximately 61.4% of our net sales for the fiscal year ended June 30, 2008. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Monsanto S.A.I.C., represented, in the aggregate, approximately 37.5% of our net sales, while the remaining seven customers in the aggregate represented approximately 23.9% of our net sales in fiscal year 2008.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2008, these sales represented approximately 11.8% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us is cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

Our principal shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.

As of November 30, 2008, Mr. Eduardo S. Elsztain, was the beneficial owner of 33.4% of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15%

owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of November 30, 2008 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through Cresud of approximately 55.2% of the common shares of IRSA, an Argentine company that currently owns approximately 63.3% of the common shares of its subsidiary Alto Palermo whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer of Cresud. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

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

We hold Argentine securities which might be more volatile than U.S. securities and carry a greater risk of default.

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

As of November 30, 2008, we owned 54.01% of IRSA’s outstanding shares. As of June 30, 2008, we owned 42.13% of IRSA’s outstanding shares which represented an investment of Ps.622.6 million through the purchase of shares and the conversion of convertible notes. In addition, as of such date, we have no further warrants or convertible notes of IRSA. At the end of fiscal year 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008, our gain from our investment in IRSA was Ps.31.5 million.

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

As of June 30, 2008, our investment in BrasilAgro represented 8.3% of our total consolidated assets. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of December 17, 2008, we owned 14.79% of the outstanding common shares of BrasilAgro.

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

We may be negatively affected by the financial crisis in the U.S. and global and capital markets.

We must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail its operations or it may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last months. If our current resources do not satisfy its liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception our prospects or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

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

As of June 30, 2008, we owned land reserves in excess of 230,532 hectares, most of which are located in under-utilized areas where agricultural production is not fully developed. Existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves. In accordance with legislative requirements, we have applied for approval to develop parts of our land reserves, to the extent allowed. We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land.

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

IRSA’s economic performance and the value of its real estate assets, and consequently the value of the securities issued by IRSA, are subject to the risk that if IRSA properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, IRSA’s cash flow and ability to pay distributions to its shareholders will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect IRSA’s operations or the value of its properties include:

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

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, IRSA’s business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, IRSA’s financial condition and results of its operations could be adversely affected.

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

IRSA owns several plots of land which are not zoned for development purposes or for the type of developments IRSA intends to propose, including Santa María del Plata (through Solares de Santa María S.A.) and Puerto Retiro (through Puerto Retiro S.A.C.I. y N. (“Puerto Retiro”)). In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. IRSA cannot assure you that it will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, IRSA may be affected by building moratoria and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations it needs to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

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

IRSA currently carries liability and fire insurance policies that cover potential risks such as property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft and business interruption on all of its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt IRSA’s operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that IRSA will be able to renew its insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

Demand for IRSA’s premium properties which target the high-income demographic may be insufficient.

IRSA has focused on development projects intended to cater to affluent individuals and has entered into property swap agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to IRSA units in full-service apartments in premium locations. At the time the developers return these properties to IRSA, demand for premium apartments could be significantly lower than IRSA currently projects. In such case, IRSA would be unable to sell these apartments at the prices or in the time frame IRSA estimated, which could have a material adverse effect on IRSA’s financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of IRSA’s properties.

Real estate investments are relatively illiquid and this tends to limit IRSA’s ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. A significant portion of IRSA’s properties are mortgaged to secure payments of indebtedness, and if IRSA is unable to meet its mortgage payments, IRSA could lose money as a result of foreclosure on the properties by the various mortgages. In addition, if it becomes necessary or desirable for IRSA to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect IRSA’s business. In transactions of this kind, IRSA may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

The current economic environment for real estate companies and credit crisis may adversely impact IRSA’s results of operations and business prospects significantly.

The success of IRSA’s business and profitability of its operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain IRSA’s business growth. As part of IRSA’s business goals, IRSA intends to increase its properties portfolio with strategic acquisitions of core properties at advantageous prices, and value added properties where IRSA believes it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA needs access to equity capital and also debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last. Any consideration of sales of existing properties or portfolio interests may be tempered by the current decreasing property values. IRSA’s ability to make scheduled payments or to refinance its indebtednes obligations depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. There can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA has had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2008, IRSA’s consolidated financial debt was Ps.1,311.4 million (including accrued and unpaid interest and deferred financing costs). Although IRSA is generating sufficient funds from operating cash flows to satisfy its debt service requirements and its capacity to obtain new financing is adequate, given the current availability of credit lines with banks, we cannot assure you that IRSA will maintain such cash flow and adequate financial structure in the future. The fact that IRSA is leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last. This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could place IRSA at a disadvantage compared to its competitors who are less leveraged and limit its ability to react to changes in market conditions such as the current international crisis, changes in the real estate industry and economic downturns. Although IRSA has successfully restructured its debt, we cannot assure you that IRSA will not relapse and become unable to pay its obligations.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the holders of IRSA’s debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond IRSA’s control such as macroeconomic conditions and regulatory changes in Argentina. Also, the illiquidity of the international capital markets and the illiquidity of the local capital market, due to the nationalization of the Argentine private pension funds, may create IRSA additional difficulties to obtain future financing. If IRSA cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect IRSA’s ability to generate cash flows and repay its obligations.

IRSA may be negatively affected by the financial crisis in the U.S. and global and capital markets.

IRSA must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or IRSA may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last months. If IRSA’s current resources do not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and IRSA’s credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The current credit crisis could have a negative impact on IRSA’s major customers which in turn could materially adversely affect its results of operations and liquidity.

The current credit crisis is having a significant negative impact on businesses around the world. Although IRSA believes that its cash provided by operations and available borrowing capacity under the current conditions will provide IRSA with sufficient liquidity through the current credit crisis, the impact of the crisis on IRSA’s major customers cannot be predicted and may be quite severe. A disruption in the ability of IRSA’s significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in the demand for leasable spaces and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on its results of operations and liquidity.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of IRSA’s shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave IRSA’s shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

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

IRSA is subject to payment default risks due to its investments in consumer financing through its subsidiary Alto Palermo.

Through its subsidiary Alto Palermo IRSA owns as of November 30, 2008 a 93.4% interest in Tarshop S.A., or Tarshop, a company dedicated to the consumer financing business that originates credit cards accounts and personal loans to promote sales from Alto Palermo’s tenants and other selected retailers. For the fiscal year ended June 30, 2008, Tarshop had net revenues of Ps 291.0 million, representing 45.5% of Alto Palermo’s consolidated revenues and 26.8% of IRSA’s consolidated revenues for such fiscal period and incurred a net loss of Ps 18.6 million. For the three months ended September 30, 2008, Tarshop had net revenues of Ps. 48.8 million, representing for such period 33.9% of Alto Palermo’s consolidated revenues and 22.3% of our consolidated revenues for such fiscal period, and incurred a net loss of Ps. 57.1 million.

Consumer financing businesses such as Tarshop are adversely affected by defaults or late payments by borrowers and card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. Alto Palermo may face higher liquidity risks due to the nationalization of the AFJPs. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond IRSA’s control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

Recent months have witnessed an unprecedented, and largely unpredicted, turmoil in financial markets in the US and in global economies. This contraction and the factors described above may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s consumer financing business.

In addition, if IRSA’s consumer financing business is adversely affected by one or more of the above factors, the quality of Alto Palermo’s securitized receivables is also likely to be adversely affected. Therefore, Alto Palermo could be adversely affected to the extent that Alto Palermo holds an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.156.8 million in equity certificates as of June 30, 2008.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.156.8 million and Ps.19.4 escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.161.2 million and Ps.17.9 million escrow reserves for loses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

Alto Palermo cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. The Company may also face higher liquidity risks on financial trusts.

IRSA’s subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a consumer financing company that originates credit card accounts and personal loans to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop operates in the issuance, processing and marketing of its own non-banking credit card called Tarjeta Shopping and grants loans and personal credits. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.156.8 million in participation certificates as of June 30, 2008. As of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests in securitized receivables to reflect current fair value of the participation certificates.

IRSA cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. In addition, as the nationalization of the AFJPs may cause cost an increase in funding costs, IRSA may also face higher liquidity risks on financial trusts.

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

In addition, the profitability of IRSA’s hotels depends on:

•	IRSA’s ability to form successful relationships with international and local operators to run its hotels;

•	changes in tourism and travel patterns, including seasonal changes;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect IRSA’s ability to acquire land, buildings and shoppings, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out its projects. Maintaining IRSA’s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

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

IRSA’s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of its revenues are derived from such properties. For the fiscal year ended June 30, 2008, more than 88% of IRSA’s consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps.54.5 million as of June 30, 2008, would be lost. As of June 30, 2008, IRSA had not established any reserve in respect of this contingency.

Property ownership through joint ventures may limit IRSA’s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when it believes circumstances warrant the use of such structures. For example, in the Shopping Center segment, IRSA owns 63.3% of Alto Palermo, while Parque Arauco S.A. owns 29.6%. IRSA owns 80% of Panamerican Mall S.A., while 20% is owned by Centro Comercial Panamericana S.A. In the Development and Sale segment, IRSA has majority ownership interests in various properties, including 100% ownership of Pereiraola S.A. IRSA also has ownership of 50% in Puerto Retiro and Cyrsa. In addition IRSA has a 90% stake in Solares de Santa María S.A. while Sutton Group owns the remaining 10%. In the Hotel operations segment, IRSA owns 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. IRSA owns 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. In the financial services sector, IRSA owns 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, after the end of fiscal year ended June 30, 2008, IRSA acquired a 30% interest in Metropolitan 885 Third Avenue LLC.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a system to restructure debts resulting from unpaid mortgage loans, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given up to 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004), which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to such system. The term for financial institutions to accept the system was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103.

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in such law.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect IRSA’s business, financial condition or result of operations.

Dividend restrictions in IRSA’s subsidiaries’ debt agreements may adversely affect IRSA.

IRSA has subsidiaries and hence an important source of funds for IRSA is cash dividends and other permitted payments from our subsidiaries. The debt agreements of IRSA´s subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If IRSA´s subsidiaries are unable to make payments to IRSA, or are able to pay only limited amounts, IRSA may be unable to pay dividends or make payments on its indebtedness.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through us. As of November 30, 2008, such beneficial ownership consisted of: (i) 290,654,653 shares held by us, (ii) 1,503,602 shares held by IFISA, (iii) 661,000 shares held by Consultores Assets Management S.A., (iv)

4,425,439 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man, (v) 21,874,790 shares held by Agrology S.A., our subsidiary, and (vi) 342,197 shares held directly by Mr. Elsztain.

Conflicts of interest between IRSA’s management, IRSA and IRSA’s affiliates may arise in the performance of IRSA’s respective business activities. As of November 30, 2008, Mr. Elsztain also beneficially owned (i) approximately 33.4% of Cresud’s common shares and (ii) approximately 63.3% of the common shares of IRSA’s subsidiary Alto Palermo. We cannot assure you that IRSA’s principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in IRSA’s interest.

Due to the currency mismatches between its assets and liabilities, IRSA has significant currency exposure.

As of June 30, 2008, the majority of IRSA’s liabilities, such as IRSA’s 8.5% notes due 2017, Alto Palermo’s Series I Notes , the mortgage loan to IRSA’s subsidiary Hoteles Argentinos S.A. and Alto Palermo’s convertible notes are denominated in U.S. dollars while IRSA’s revenues and most of its assets as of June 30, 2008, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of IRSA’s leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as IRSA’s shopping centers could be materially diminished, having a material adverse effect on its financial condition, results of operations and business prospects.

Risks Relating to IRSA’s Investment in Banco Hipotecario

IRSA’s investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2008, IRSA owned 11.8% of Banco Hipotecario which represented 6.5% of IRSA’s consolidated assets at such date. Banco Hipotecario recorded losses of Ps.59.6 million for the fiscal year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps.47.2 million and Banco Hipotecario might record new losses for the rest of the fiscal year. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

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

Over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008, stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of this report. Banco Hipotecario considers that these situations did not exist as of June 30, 2008, but arose subsequent to that date.

As a result of the situation described above, the market value of the BODEN 2012, BOGAR and Discount bonds as of December 15, 2008, decreased approximately by Ps.806,451 compared to its market value as of June 30, 2008. The decrease in the prices of government securities plus the increase in the Argentine credit risk originated the necessity to increase the guarantees deposited for swap and repo transactions.

In addition, as a consequence of the financial situation described above, the decrease in the quotation of Banco Hipotecario’s shares have caused a decrease in the fair value of the Total Return Swap approximately by Ps.37,328 as of December 15, 2008 compared to its fair value as of June 30, 2008.

The net position of the derivative financial instruments have experienced a decline of Ps.114,388 as of September 30, 2008 compared to June 30, 2008, as a consequence of the financial crisis described above. Subsequently, and as of the date of issuance of this report, the main variables that determine fair value (EURO/US Dollar/BADLAR/LIBOR/Country Risk), continue being affected by the market volatility mentioned before.

Banco Hipotecario’s management is monitoring the effects derived from the above situation described in order to implement the necessary measures to mitigate its effect. This document must be analyzed taking into consideration the scenario described above.

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

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005, the CER was 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively. In 2007, CER and WPI increased by 8.5% and 14.4%, respectively. For the six months period ended June 30, 2008, the CER increased 6%.

Argentina’s history prior to the adoption of the Convertibility Law, which set the exchange rate of the Argentine Peso to the U.S. dollar at a Ps.1.00 = US$1.00, raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina from 2002 onwards, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation continues increasing, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

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

On December 7, 2007, Law No. 26,313 was enacted, establishing a mandatory restructuring of certain mortgage loans that were granted by the former Banco Hipotecario Nacional prior to April 1, 1991, for the purchase, improvement, construction and/or expansion of single family residences, or for the repayment of loans that were used for any of such purposes. On December 19, 2008, through Decree 2107/08, the government issued regulations explaining its scope of application. This law applies only to non-performing mortgage loans granted before April 1, 1991, and requires a new balance calculation for loans affected. Banco Hipotecario S.A., as legal successor to the former Banco Hipotecario Nacional, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2005 and June 30, 2008, Banco Hipotecario’s portfolio of non-mortgage loans grew 150.9% from Ps.911.0 million to Ps.2,361.4 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other public securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 includes US$684.7 million of BODEN issued by the Argentine government as compensation for pesification, as well as an US$84.4 million asset representing its right to acquire additional BODEN. Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 also includes Ps.239.1 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. Since September 30, 2005 Banco Hipotecario has subscribed additional BODEN 2012 in the amount of US$773.5 million and reduced Central Bank borrowings in the amount of Ps.1,844.0 million. Additionally, its most recent consolidated annual income statements include the accrual of interest income to be received on BODEN not yet received and interest to be paid adjusted by CER on Central Bank borrowings.

In accordance with Central Bank accounting rules, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 have been recorded at 100% of face value. The fair value of the Boden 2012 as of June 30, 2008 decreases the shareholder’s equity in Ps.212.6 million.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2008, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$238.3 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of its large holdings of BODEN and other government securities, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Banco Hipotecario has a significant exposure to the Argentine government’s solvency. As of June 30, 2008, the net exposure of Banco Hipotecario to the Argentine public sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps.2,526,723. The market value of Boden and other government securities as of December 15, 2008, decreased by approximately Ps.877.1 million compared to its market value as of June 30, 2008. Further, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect IRSA’s investment.

The market value of lower-case and other government securities as of October 31, 2008, decreased by approximately Ps.1.029 million compared to its market value as of June 30, 2008.

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

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP or Programa de Propiedad Participada (or the Shared Property Program) participants or companies engaged in housing development or real estate activities.

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

The ADSs are freely transferable under US securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of November 30, 2008, owned approximately 32.5% of our common shares (or approximately 163,184,378 common shares which may be exchanged for an aggregate of 16,318,438), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2008. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. Specifically, for any taxable year we will be classified as a PFIC for United States tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income is at least 50%. If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we become a PFIC, U.S. holders of our equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our equity securities at a gain, as well as additional reporting requirements. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Our ability to pay dividens is limited by law.

In accordance with Argentine corporate law, we may pay dividends in Pesos only out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP.

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us is cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

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

The GDSs are freely transferable under US securities laws, including shares sold to IRSA’s affiliates. Our company, which as of November 30, 2008, owned approximately 54.0% of IRSA’s common shares (or approximately 312,529,443 common shares which may be exchanged for an aggregate of 31,252,944 GDSs), is free to dispose of any or all of our common shares or GDSs at any time in our discretion. Sales of a large number of IRSA’s common shares and/or GDSs would likely have an adverse effect on the market price of IRSA’s common shares and the GDS.

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

Based on the current and projected composition of IRSA’s income and the valuation of their assets, including goodwill, IRSA do not believe they were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2008, and IRSA do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether IRSA is a PFIC is made annually. Accordingly, it is possible that IRSA may be a PFIC in the current or any future taxable year due to changes in their asset or income composition or if their projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of IRSA’s income and assets and the accuracy of their projections. If IRSA becomes a PFIC, U.S. holders of IRSA’s equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. holders such as additional tax and an interest charge upon certain distributions by IRSA or upon a sale or other disposition of IRSA’s equity securities at a gain, as well as additional reporting requirements.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) , or “IGJ” on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

Information contained in or accessible through our website is not a part of this annual report on Form 20-F. All references in this annual report on Form 20-F to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March, 2008 we completed our capital increase of 180 million common shares. All of the shares offered were subscribed domestically and internationally.

As of June 30, 2008 we own approximately 42.13% of the common shares of IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. At June 30, 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets. During the fiscal year ended June 30, 2008, our gain from our investment in IRSA was Ps.31.5 million.

On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million of IRSA’s common shares. From July 30, 2007 to November 14, 2007 we exercised 33.0 million of warrants to acquire an additional 60.5 million common share of IRSA for a total cost of approximately US$40.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007.

From 2000 to June 30, 2008, we invested approximately Ps.622.6 million to acquire approximately 42.13% of the outstanding common shares of IRSA, one of Argentina’s largest real estate companies.

From July 1, 2008 to December 17, 2008 we acquired 68,712,005 additional shares of IRSA on the open market for US$ 47,423,279. Thus, our direct and indirect interest in IRSA through our affiliates amounts to 54.01%. Therefore we consolidate IRSA as of that date.

Business acquisitions

Year Ended June 30, 2008

On June 30, 2008, we acquired “Estancia Carmen” farm, a 10,910 hectare property located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm, for an aggregate purchase price of US$ 0.7 million. We made a down payment of US$ 0.2 million in cash and did not take possession of the property at that time. In September 2008, we paid off the remaining balance and assumed possession of the property.

On April 22 and 23, 2008, we acquired an undivided 80% interest in “La Esperanza” farm, a 980 hectares property located in the Province of La Pampa, for an aggregate purchase price of US$ 1.3 million. We believe the farm has attractive potential for agriculture.

On December 17, 2007, we acquired the remaining undivided 25% interest (18 hectares) of the 72 hectares expansion to the “La Adela” farm, located in the Province of Buenos Aires, for an aggregate purchase price of US$ 0.1 million. After this acquisition, the “La Adela” farm has a total of 1,054 hectares.

Year Ended June 30, 2007

On May 15, 2007, we acquired the “8 de Julio” farm, a 90,000 hectare property located south of the Deseado River in the Province of Santa Cruz, for an aggregate purchase price of US$2.4 million. Upon execution of the bill of purchase we made a payment of US$1.2 million and took possession over the farm. On August 13, 2007, we paid US$0.24 million and the balance of US$0.96 million was paid on October 11, 2007, when the deed was executed. We believe this farm offers attractive potential for sheep production, both in terms of wool and mutton production, and may have potential as a tourist attraction.

Year Ended June 30, 2006

On September 1, 2005, we acquired the “San Pedro” farm, a 6,022 hectare property located in the Department of Concepción del Uruguay, Province of Entre Ríos, for an aggregate purchase price of US$16.0 million, of which US$9.5 million was paid upon signing the deed, US$4.0 million was paid on December 14, 2005, and US$0.73 million was paid on September 1, 2006. The remaining balance of US$1.7 million plus interest of US$0.1 million is scheduled to be paid in September 2009.

Formation of Companies

Year Ended June 30, 2008

We, directly or indirectly through our subsidiaries, formed two companies in May 2008, Agrology S.A. and FyO Trading S.A.

Agrology is a new venture that invests in financial instruments and manages equity interests in other companies.

FyO Trading is a new venture that engages in agricultural production and commerce.

Year Ended June 30, 2007

On January 11, 2007, Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 heads of cattle per month.

Year Ended June 30, 2006

On December 27, 2005, we acquired 100% of the shares of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers an area of 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. However, an area of approximately 30,000 hectares are not usable for these purposes. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use, and 55,000 hectares to livestock activities. These projects have been approved by the Secretary of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During the fiscal year ended June 30, 2008, Agropecuaria Cervera commenced its land development activities, and it had 3,811 hectares devoted to its own production and 5,132 hectares leased to third parties as of June 30, 2008.

Land development is expected to continue in the form of a project consisting of a total of 35,000 hectares which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta.

On July 2, 2008, Agropecuaria Cervera and the government of the Province of Salta executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded. Additionaly, Agropecuaria Cervera committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

In March 2006, we and other parties founded BrasilAgro for the purpose of expanding our business to Brazil. We contributed cash in the amount of Ps.63.1 million in exchange for shares and 104,902 warrants to purchase additional shares. Our equity interest in BrasilAgro was 7.3%. BrasilAgro’s shares went public in the Brazilian Stock Exchange (Bovespa) in May 2006. Warrants vest in one-thirds starting May 2, 2007 and are exercisable for a period of up to 15 years at an exercise price equivalent to the initial public offering price adjusted by the Brazilian IPCA inflation index. As of June 30, 2008 we had increased our interest in BrasilAgro to 14.4%. Should we decide to exercise the warrants stated about, we might increase our equity interest to 19.7% of BrasilAgro’s fully diluted capital stock. Also, an additional 104,902 warrants were issued which can only be exercised, at our option, in the event of a tender offer. These warrants are exercisable through the year 2021 at an exercise price equivalent to the purchase price of the tender offer by the acquirer of BrasilAgro.

Farm Sales

Year Ended June 30, 2008

On May 30, 2008, we sold 2,430 hectares of “La Esmeralda” farm for US$ 6.2 million, which was paid on June 30, 2008.

On October 22, 2007, we sold 4,974 hectares of “Los Pozos” farm for US$1.1 million, which was paid on June 30, 2008.

Year Ended June 30, 2007

On June 6, 2007, we signed a sales deed for the 20,833 hectare “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. The property was valued in the Company’s books at US$97.5 per hectare. We have collected US$3.7 million as of June 6, 2007. On May 28, 2008 we collected US$1.2 million, while the remaining balance of US$2.4 million will be collected in equal payments in May of each of 2009 and 2010.

On June 5, 2007, we signed a sales deed for a 14,516 hectare piece of the “Los Pozos” farm, located in Joaquín V. González, Province of Salta. The price of the transaction was US$2.2 million, or US$150 per hectare. The book value of the lot sold was US$7 per hectare.

On January 19, 2007, we signed a sales deed for a 50 hectare piece of the “El Recreo” farm, located in Recreo, Province of Catamarca, for Ps.0.7 million.

On August 28, 2006, IGSA signed a preliminary sale contract of 1,829 hectares of the establishment called “El Recreo” of its property, in the amount of US$0.36 million. On July 24, 2008, the sales deed was executed and we received US$ 0.12 million and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Year Ended June 30, 2006

On July 25, 2005 we sold El Gualicho farm, covering 5,727 hectares, located in the Province of Córdoba, for a total sales price of US$ 5.7 million. We collected US$ 2.9 million and expect to collect the balance in five equal annual installments through July 2010.

Capital Expenditures

Capital expenditures totaled Ps.28.0 million, Ps.29.3 million and Ps.55.8 million for the fiscal years ended June 2008, 2007 and 2006, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

From July 1, 2008 to November 30, 2008, our main investments consisted of Ps.29.9 million in the acquisition of real estate (including Ps.27.4 million as payment for the preliminary purchase agreements involving an aggregate surface area of 12,166 hectares in the Republic of Bolivia, Ps.2.2 million as payment for the purchase of 10.910 hectares of “Estancia Carmen” farm and Ps.0.3 million as a preliminary purchase agreement for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A.), Ps.18.4 million for construction in progress (including Ps.13.4 million in development of land reserve, Ps.2.7 million in roads, improvement in the main house and dairy facilities, Ps.1.4 million in watering troughs and Ps.0.9 million in wire fences), Ps.1.0 million in new pastures, Ps.0.7 million in vehicles, Ps.0.5 million in machinery and Ps.0.1 million in improvements. Our future capital expenditures for the rest of fiscal year 2009 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices. Regarding the Capital Expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our Risk Factor section.

For the fiscal year ended June 30, 2008, our main investments consisted of Ps.5.0 million in the acquisition of real estate (including Ps.4.3 million as payment for the purchase of 80% of “La Esperanza” farm and Ps.0.5 million as payment for the purchase of 25% of “La Adela” farm), Ps.2.3 million in improvements (including Ps.0.4 million in wire fences, Ps.1.2 million in watering troughs, Ps.0.3 million in roads, Ps.0.4 million in construction and Ps.0.1 million in corrals and leading lanes), Ps.1.7 million in facilities, Ps.1.3 million in vehicles, Ps.14.8 million for construction in progress (including Ps.11.0 million in development of land reserve, Ps.0.6 million in wire fences and Ps.3.2 million in new pastures, roads, improvement in the main house and water extractions), Ps.0.8 million in machinery, Ps.0.4 million in computer and communication accessories, Ps.1.5 million in construction, Ps.0.1 million in furniture and stationery and Ps.0.1 million in new pastures.

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

Recent Developments

Impact of Recent Credit Crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international financial markets is uncertain, we do not yet know the direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates and decreases in commodity prices. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we and our subsidiaries have experienced declines in our respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. Even though commodity prices have declined significantly, our operating performance has not been significantly affected by the current credit crisis as of the date of this annual report. Also, the market value of our farmland properties has not been significantly affected as of the date of this annual report. We believe that the stock prices have declined due to reasons unrelated to our business fundamentals. As of the date of this annual report, management believes that these declines in stock prices are temporary.

Furthermore, we had a 42.13% equity interest in IRSA as of June 30, 2008 and carried this investment under the equity method of accounting. In December 17, 2008, we increased our equity interest in IRSA to 54.01 % therefore we consolidate IRSA as from that date. IRSA, in turn, has an equity investment in BHSA, thus, our indirect investment in Banco Hipotecario is 4.95 % as of June 30, 2008 and 6.35% as of the date of this annual report. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, BHSA recorded losses of Ps. 239.6 million and continued experiencing losses for the months of October and November of 2008. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized incompliance with regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

We considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying our business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of this annual report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

In addition, one of the business segments of IRSA has been affected by the current credit crisis. The Consumer Financing segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by shopping centers, hypermarkets and street stores, and financing and lending activities through IRSA’s indirect subsidiary Tarshop. IRSA’s investment in Tarshop is held through IRSA’s investment in Alto Palermo. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management’s judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop’s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, Alto Palermo contributed an additional Ps. 60.0 million and increased its interest from 80.0% to 93.4% as of November 30, 2008. Alto Palermo has committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including the Ps. 86.0 million already contributed. At present, we are evaluating the suitability of capitalizing this loan. Alto Palermo has taken several actions to enhance Tarshop’s capital base, from streamlining operations to closing redundant stores, to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. As of September 30, 2008, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. For the three months ended September 30, 2008, no additional impairment charge of related to the retained interests in securitized receivables was necessary.

We have a 14.39% equity investment in Brasilagro as of June 30, 2008 and carried this investment under the equity method of accounting. Brasilagro also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Brasilagro. In addition, the current market value of Brasilagro farmland properties has not been significantly affected. As indicated above, the evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. We considered similar factors, as discussed above, including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value, and (5) the fundamentals underlying our business. At this point, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

Exercise of warrants. During the first quarter of fiscal year 2009, certain holders of warrants exercised their right to purchase additional shares. Consequently, we issued an aggregate of 4,416 common shares of Ps.1.0 nominal value each, and 13,250 warrants were cancelled. We received Ps.23,002 as proceeds from these transactions. As of November 30, 2008, the amount of outstanding warrants was 177.7 million, whereas the capital stock consisted of 501,536,281 common shares.

Repurchase of shares. On August 26, 2008, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the Comisión Nacional de Valores, in order to help reduce the price volatility of such shares. The terms and conditions of our repurchase plan were: (i) up to Ps.30,000,000, (ii) maximum of 10,000,000 shares to be acquired in the form of shares or ADS, (iii) a payable price between a minimum Ps.3 and up to Ps.3.5 per share, and (iv) a term of the acquisition for 70 days.

Subsequently, there were amendments to the terms and conditions as follows:

•	On October 8, 2008, we established a minimum payable price of Ps.2.40.

•	On October 10, 2008, we established a minimum payable price of Ps.2.13.

•

On October 23, 2008, we established a minimum payable price of Ps.1. On that same date, the Comisión Nacional de Valores resolved to temporarily suspend the validity of the cap established in subsection e) of Section 11, Chapter I – Shares and other Negotiable Instruments, which provided that the treasury stock of a Company could not exceed 10% of its capital stock.

•	On October 24, 2008, we established a maximum of 30,000,000 shares to be acquired.

•	On November 4, 2008, we decided to extend the term of the acquisition for 70 additional days.

•	On November 25, 2008, we ratified that the total amount of investment is Ps.82,000,000.

As of December 17, 2008, we had acquired a total of 21,026,719 of our own shares, representing 4.19% of our own share capital on a fully diluted basis.

Settlement of payable to Crédit Suisse International. On October 24, 2008, we repaid the outstanding balance of US$8.0 million to Crédit Suisse International for our loan dated May 2, 2006. At the same time, we received from Crédit Suisse International 1,834,860 GDR’s of IRSA, which constituted the security for the previously mentioned transaction.

International Expansion. Following our international expansion strategy, we have entered into a series of agreements aimed at strengthening our position in the South American region. In July 2008, we executed various preliminary purchase agreements involving an aggregate surface area of 12,166 hectares in the Republic of Bolivia for a total of US$ 28.9 million. These transactions include:

•	Preliminary purchase agreement for 4,566 hectares of the “Las Londras” farm located in the Province of Guarayos. The agreed price was US$ 11.4 million.

•	Preliminary purchase agreement for 883 and 2,969 hectares of the “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos. The agreed price was US$ 8.9 million.

•	Preliminary purchase agreement for 3,748 hectares of the “La Fon Fon” farm located in the Province of Obispo Santiesteban. The agreed price was US$ 8.6 million.

On November 20, 2008, we agreed to buy approximately 7,600 hectares of the “San Cayetano”, “San Rafael” and “La Fon Fon” farms located in Santa Cruz, Bolivia. We paid a 43% first installment on the U$S 17.5 million purchase price, and the remainder will be paid in two annual payments.

In September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized with Carlos Casado S.A., in which we hold a 50% interest and act as adviser for the agricultural, livestock and forestry development of a rural property and of a potential area of up to 100,000 hectares located in Paraguay. In addition, we have executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A. for US$ 5.2 million.

Agropecuaria Cervera S.A. On July 2, 2008, Agropecuaria Cervera and the government of the Province of Salta executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded. Additionaly, Agropecuaria Cervera committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

Acquisition of IRSA’s shares and consolidation of financial statements. From July 1, 2008 to December 17, 2008 we acquired 68,712,005 additional shares of IRSA on the open market for US$ 47,423,279. Thus, our direct and indirect interest in IRSA through our affiliates amounts to 54.01%. Therefore we consolidate IRSA as of that date.

Purchase of IRSA and APSA Notes. As of November 25, 2008, we had acquired nominal value U$S25.21 million of IRSA’s 8.500% Series No. 1 Notes due 2017, for an average weighted price of US$0.4844952 per Note, totaling US$12.21 million.

As of the same date, we also acquired nominal value U$S5.00 million of Alto Palermo S.A. (APSA)’s 7.875% Series No.1 Notes due 2017, for an average weighted price of US$0.4185 per Note, totaling US$2.09 million.

Partial sale of “El Recreo” farm In July 2008 we sold two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca for a price of US$0.36 million.

Purchase of the “Estancia Carmen” farm. In September 2008 we purchased 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm for a price of US$ 0.7 million.

Partial sale of “Los Pozos” farm. After the closing of the fiscal year ended June 30, 2008, we executed a preliminary sales agreement without transfer of possession for 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$0.5 million, of which US$ 0.3 million have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

Luján. In May 2008, Cresud entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. Cresud paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned us the preliminary purchase contract. We will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount IRSA paid at the time of the signing of the preliminary purchase.

Acquisition of ownership interest. On July 2, 2008, IRSA acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, IRSA acquired the right (“put right”) to sell the 50% of our stake in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, IRSA acquired the right of first offer for 60% of the 5% currently held by of one of the shareholders of Metropolitan.

Coto Air Space – Barter commitment between Alto Palermo and CYRSA. In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a small cash payment (US$0.09 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Dique IV, Puerto Madero. IRSA’s current portfolio of projects includes the addition of 11,000 square meters of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total projected investment of approximately Ps.50.5 million. Completion is scheduled for the beginning of calendar year 2009.

Torres Renoir, Dock III. On November 24, 2008, the Decree of Co-Ownership and Administration of the Renoir building developed on plot 1.c. was granted. The first lien mortgages established by DYPSA on plot 1.c and on plot 1.e were cancelled, and a new first lien mortgage was established on the functional units to be delivered to IRSA and on an additional functional unit. On the same date, DYPSA began the process of registration of the deeds of the units to be delivered to IRSA as consideration in kind for the sale of the plot. We believe the deeds will be granted to IRSA or its assignees within 45 days.

Tarshop. As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 Alto Palermo decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, Alto Palermo implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(i) A new distribution channel structure.

(ii) Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii) Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy to gear with the changing conditions.

On October 2008 in the light of the difficult market conditions and in compliance with the strategic plan devised and implemented by Alto Palermo, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the particular moment by which the financial trust segment is going through, that is a source in Tarshop’s financing.

On November 25, 2008, Alto Palermo completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by Alto Palermo’s Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, Alto Palermo granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, Alto Palermo is evaluating the suitability of capitalizing these loans.

Repurchase of Alto Palermo’s Notes. On September 12, 2008 Alto Palermo announced the repurchase of its Serie II Notes for a face value of US$ 4.8 million. As a result, the amount of Alto Palermo’s Notes in its portfolio had a face value of US$ 4.8 million. On November 25, 2008, Alto Palermo announced the repurchase of its Fixed Rate Notes due 2017, Serie I for a face value of US$ 5.00 million.

Irsa’s purchases of Alto Palermo’s Notes. On November 25, 2008, IRSA announced the acquisition of nominal value US$8.03 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$0.39820 per Note and for a total amount of US$ 3.2 million

Torres Rosario Project. On November 27, 2008, Alto Palermo executed the deed of barter transfer, resulting from the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters. As consideration for its acquisition Condominios del Alto S.A. agreed to deliver forty two housing units, with a total constructed surface area of 3,182 square meters, representing 22% of the apartment of the building and 47 parking spaces, representing 22% of the parking of the building.

B. BUSINESS OVERVIEW

General

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), and in other Latin American countries. We are currently involved in a range of activities including crop production, beef cattle raising and milk production. Our business model, which we seek to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and our ADSs are listed on the NASDAQ Global Select Market.

As of June 30, 2008, we owned 18 farms with approximately 443,532 hectares. Approximately 24,305 hectares of the land we own are used for crop production, approximately 91,040 hectares are for beef cattle production, 4,320 hectares are for milk production and approximately 3,335 hectares are leased to third parties for crop and beef cattle production. The remaining 385,573 hectares of land reserve are primarily natural woodlands. This includes approximately 162,000 hectares through our interest in Agropecuaria Cervera S.A., which has a concession of land for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2008, we leased 29,942 hectares from third parties for crop production and 32,895 hectares for beef cattle production.

During the fiscal years ended June 30, 2006, 2007 and 2008, we had consolidated sales of Ps.112.3 million, Ps.110.3 million and Ps.162.6 million, production income of Ps.65.4 million, Ps.102.8 million and Ps.159.8 million and consolidated net income of Ps.32.9 million, Ps.49.4 million and Ps.22.9 million, respectively. During the three-year period from June 30, 2006 to June 30, 2008, our total consolidated assets increased 137.7% from Ps.870.7 million to Ps.2,069.8 million, and our consolidated net worth increased 181.6% from Ps.625.9 million to Ps.1,762.3 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land):

	At June 30,
	2006(1) (4)	2007(1)(4)(5)	2008(1)(4)(5)
	(in hectares)
Crops(2)	41,283	53,579	63,900
Beef cattle	129,946	114,097	123,935
Milk	1,698	2,609	4,320
Sheep	—	90,000	90,000
Land reserves (3)	418,477	393,677	385,573
Owned farmlands leased to others	14,229	13,771	8,467

Total	605,633	667,733	674,195

(1)	Includes 35.7% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	We use part of our land reserves to produce fence posts and rods.

(4)	Includes approximately 162,000 hectares through our 99.99% interest in Agropecuaria Cervera S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

(5)	Includes 24.0% of approximately 170 hectares owned by Cactus Argentina S.A., an affiliated Argentine company in which we have a non-controlling 24.0% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

We are also indirectly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2008, Cresud held an interest of 42.13% in IRSA. At the closing of the fiscal year ended June 30, 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008 our gain from our investment in IRSA was Ps.31.5 million.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2008, we owned 14.39% of the outstanding common shares of BrasilAgro. As of June 30, 2008, our investment in BrasilAgro represented approximately 8.3% of our total consolidated assets.

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

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•

Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

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

•

Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we are pursuing various expansion opportunities in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2008, BrasilAgro had 7 properties totaling 145,327 hectares, purchased at attractive prices compared to the average prices prevailing in the respective regions, all of which we believe have significant appreciation potential. In addition, after the closing of the fiscal year ended June 30, 2008, we entered into several agreements to carry out our agribusiness activities in the Republic of Bolivia and in the Republic of Paraguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

•

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

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Cactus Feeders and Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•	In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•

Developing productive properties in areas where agricultural production is not developed to its full potential. As of June 30, 2008, we owned 230,532 hectares of land reserves and held 153,041 hectares under concession, located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

Our Principal Business Activities

During the fiscal year ended June 30, 2008, we conducted our operations on 18 owned farms and 46 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time. The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Year ended June 30,
	2006(1)	2007(1)	2008(1)
Crops (2)	106,867	175,455	198,146
Beef cattle (3)	9,803	9,913	8,786
Milk (4)	14,588	16,663	20,825

(1)	Does not include production from Agro-Uranga S.A.

(2)	Production measured in tons.

(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

(4)	Production measured in thousands of liters.

Crop Production

Our agriculture production is mainly based on crops and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production Year ended June 30,
	2006(1)	2007(1)	2008(1)
	(in tons)
Wheat	21,788	16,651	21,583
Corn	31,558	80,728	94,021
Sunflower	7,300	6,797	9,283
Soybeans	42,797	61,283	59,479
Other	3,424	9,996	13,781

Total	106,867	175,455	198,146

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1) Year ended June 30,
	2006(2)	2007(2)	2008(2)
	(in hectares)
Owned	24,279	27,047	29,640
Leased	17,004	25,307	30,449
Under Concession	—	1,225	3,811

Total	41,283	53,579	63,900

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.

(2)	Includes hectares from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

As of June 30, 2008, our crop stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower; whereas as of June 30, 2007 such stocks consisted in 6,705 tons of wheat, 34,172 tons of corn, 27,890 tons of soybean, 2,203 tons of sorghum and 3,580 tons of sunflower. As of June 30, 2008, the surface of leased land was 48% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to obtain results similar to those generated by our owned farms.

Also, this strategy allows us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases leased land prices.

In order to increase our production yields, we use labor control methods for the supervision of seeding quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality.

Wheat seeding takes place from June to September, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, especially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

During fiscal year 2008, we invested approximately Ps 4.9 million in irrigation equipment, machinery and technology application through no till sowing.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As part of our strategy to expand our activities within the beef cattle production chain, during 2003 we started to slaughter our own cattle after obtaining the needed licenses. As of June 2008, our beef cattle aggregated 80,358 heads, and we had a total surface area of 90,999 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2008, our beef cattle activities generated sales of Ps.32.4 million, representing 19.9% of our consolidated sales, and our production was 8,786 tons, a decrease of 11.4% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the sale of the “Tapenagá” farm in June 2007 and the deconsolidation of Cactus Argentina S.A. due to the reduction in our interest in this company from 50% down to 24% during the fiscal year ended June 30, 2007.

In addition, the scarce rainfall in certain areas forced us to relocate livestock in some cases, which resulted in alterations to the cattle fattening process. In other cases, we had to sell cattle before the completion of the fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Year ended June 30,
	2006(1)	2007(1)	2008(1)
Beef cattle production (in tons)(2)	9,803	9,913	8,786

(1)	Does not include production from Agro Uranga S.A.

(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands where conditions are adequate for initial fattening. For fattening above 360 kg cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

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

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. The implementation of technologies improved the reproductive indicators such as cattle still on technique, females artificial insemination with cattle genetic especially selected to the stock which is purchased from specialized companies in meat quality semen elaboration. Although it was implemented a strict sanitation calendar, adapted to each zone, animal category and month of the year. We use veterinarians’ products of the principal nationals and internationals laboratories. It is important to emphasize the work of a veterinarians advisers committee, who are external to us and they visit each establishment monthly to control and agreed tasks.

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

Our beef cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods indicated, the number of head of beef cattle for each activity:

	Year ended June 30,
	2006(2)	2007(2)	2008(2)
Breeding(1)	63,015	62,181	57,999
Fattening	17,654	21,546	22,359

Total	80,669	83,727	80,358

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

(2)	Does not include head of beef cattle from Agro-Uranga S.A. and Cactus. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

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

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and supplementation purposes and animal health costs, among others.

During the fiscal year 2008 we invested approximately Ps.6.8 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

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

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 being days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day period following. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

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

During fiscal year ended June 30, 2008, milk production was 25.0% higher than in the prior fiscal year because of an increase in the quantity of dairy cows and their individual production. In our farm named “El Tigre” we milk 2,000 cows per day, with a merry-go-round structure, which required a significant investment of Ps.3.9 million. We believe this is one of the largest dairy farms in Argentina.

The following table sets forth, for the periods indicated, the total number of our milking cows, average daily production per cow and our total milk production:

	Year Ended June 30,
	2006(1) (2)	2007(1) (2)	2008(1) (2)
Average milking cows	2,410	2,677	3,174
Daily production (liters per cow)	16.5	17.1	18.0

Total production (thousands of liters)	14,588	16,663	20,825

(1)	Does not include production from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

(2)	Includes production of new dairy farm “El Tigre,” as from March 1, 2005.

During fiscal year 2006, we had 6,214 total heads of cattle on 1,505 hectares involved in the production of milk. During fiscal year 2007, we had 6,507 total heads of cattle on 2,376 hectares involved in the production of milk. As of June 30, 2008 we applied 7,866 total heads of cattle on 4,092 hectares to milk production.

During fiscal year 2008, we invested an approximate amount of Ps.0.6 million in equipment, machinery and survey, pastures and development for our milk rodeo.

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

On December 17, 2007, we acquired the remaining undivided 25% interest (18 hectares) of the 72 hectares expansion to the “La Adela” farm, located in the Province of Buenos Aires, for an aggregate purchase price of US$ 0.1 million. After this acquisition, the “La Adela” farm has a total of 1,054 hectares.

On April 22 and 23, 2008, we acquired an undivided 80% interest in “La Esperanza” farm, a 980 hectares property located in the Province of La Pampa, for an aggregate purchase price of US$ 1.3 million. We believe the farm has attractive potential for agriculture.

On June 30, 2008, we acquired “Estancia Carmen” farm, a 10,910 hectare property located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm, for an aggregate purchase price of US$ 0.7 million. We made a down payment of US$ 0.2 million in cash and did not take possession of the property at that time. In September 2008, we paid off the remaining balance and assumed possession of the property.

The following chart shows, for the periods indicated below, certain information concerning our land acquisitions:

Fiscal year ended June 30	Number of farmlands acquired	Amount of acquisitions
		(Ps. millions)
1997 (1)	2	10.2
1998 (2)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003(3)	1	25.0
2004	—	—
2005 (4)	2	9.3
2006 (5)	1	45.9
2007 (6)	1	7.3
2008 (7)	2	4.5

(1)	Includes the acquisition of “San Luis” and “La Sofia” farms of 706 hectares and 4,926 hectares, respectively.

(2)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.

(3)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.

(4)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.

(5)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.

(6)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.

(7)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.

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

The following chart shows, for the periods indicated below, certain information concerning our land sales:

Fiscal year	Number of farmlands	Gross proceeds from sales	Profit /(Loss) (1)
		(Ps. million)	(Ps. million)
1997(2)	1	2.6	1.0
1998(3)	1	6.8	4.1
1999(4)	2	27.8	9.4
2000	—	—	—
2001(5)	2	9.0	3.0
2002(6)	3	40.6	14.8
2003(7)	2	12.0	4.9
2004(8)	2	4.1	1.7
2005(9)	2	29.8	20.0
2006(10)	1	16.1	9.9
2007(11)	3	29.9	22.3
2008(12)	2	23.1	20.0

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.

(2)	Includes the sale of the “Siete Arboles” farm of 7,975 hectares.

(3)	Includes the sale of 7,878 hectares of the “Moroti” and “Santa Rita” farms.

(4)	Includes the sale of the “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.

(5)	Includes the sale of the “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.

(6)	Includes the sale of the “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.

(7)	Includes the sale of the “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.

(8)	Includes the sale of the “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.

(9)	Includes the sale of the “Ñacurutú” and “San Enrique” farms, of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.

(10)	Includes the sale of the “El Gualicho” farm, of 5,727 hectares.

(11)	Includes the sale of 20,833 hectares of the “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of the “El Recreo” farm.

(12)	Includes the partial sale of 4,974 hectares of the “Los Pozos” farm and the partial sale of 2,430 hectares of the “La Esmeralda” farm.

On May 30, 2008, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430 hectare parcel of the “La Esmeralda” farm in the Province of Santa Fe. Although we granted possession of the property on the date of execution of the sale agreement, the sale excludes rights to the production of the currently sown land which we retained. The aggregate sale price was US$ 6.2 million, which has been fully collected.

On October 22, 2007, we signed the deed of sale for 4,974 hectares of the “Los Pozos” farm located in the Province of Salta, for a price of US$ 1.1 million, which has been fully collected.

On June 6, 2007, we signed a sales deed for the 20,833 hectare “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. The property was valued in the Company’s books at US$97.5 per hectare. We have collected US$3.7 million as of June 6, 2007. On May 28, 2008 we collected US$1.2 million, while the remaining balance of US$2.4 million will be collected in equal payments in May of each of 2009 and 2010.

On June 5, 2007, we signed a sales deed for a 14,516 hectare piece of the “Los Pozos” farm, located in Joaquín V. González, Province of Salta. The price of the transaction was US$2.2 million, or US$150 per hectare. The book value of the lot sold was US$7 per hectare.

On January 19, 2007, we signed a sales deed for a 50 hectare piece of the “El Recreo” farm, located in Recreo, Province of Catamarca, for Ps.0.7 million.

On August 28, 2006, IGSA signed a preliminary sale contract of 1,829 hectares of the establishment called “El Recreo” of its property, in the amount of US$0.36 million. On July 24, 2008, the sales deed was executed and this time we received US$ 0.12 million and the balance of US$ 0.24 million to be paid in two annual installments plus interest equivalent to the Libor rate plus 3%.

Farms

As of June 30, 2008, we owned, together with our subsidiaries, 18 farms, with a total surface area of 443,532 hectares.

The following table sets forth our farm portfolio as of June 30, 2008:

	Owned Farms at June 30, 2008
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
“La Adela”	Buenos Aires	1,054	Original	Crops
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crops/Milk
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crops/Beef Cattle
“Las Vertientes”	Córdoba	4	—	Silo
“La Esmeralda”	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle
“La Suiza”	Chaco	41,993	Jun. ‘98	Beef Cattle
“Santa Bárbara/Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation
“Cactus” (1)	San Luis	41	Dec. ‘97	Feed lot
“Tali Sumaj / “El Recreo”(2)	Catamarca	26,922	May. ‘95	Beef Cattle/Natural Woodlands
“Los Pozos”	Salta	242,516	May ‘95	Beef Cattle/Crops/ Natural Woodlands
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crops
“San Nicolás”/”Las Playas”(3)	Sta.Fe/Cba	2,965	May. ‘97	Crops/Beef Cattle
“El Tigre”	La Pampa	8,365	Apr.’03	Crops/Milk
“8 de Julio”	Santa Cruz	90,000	May. ‘07	Sheep
“La Esperanza”	La Pampa	980	Mar. ‘08	Crops

Total		443,532

(1)	Hectares in proportion to our 24.0% interests in Cactus Argentina S.A.

(2)	Hectares in proportion to our 99.99% interest in Inversiones Ganaderas S.A.

(3)	Hectares in proportion to our 35.723% interest in Agro Uranga S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down. Its total surface area is used for agricultural purposes. During the fiscal year ended June 30, 2008, 1,026 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. “La Juanita,” located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2008, 3,682 heads of cattle were grazing in 2,000 hectares of sown and natural pastures, and 1,926 hectares were used for crop production. This farm produced 10.0 million liters of milk during the fiscal year ended June 30, 2008, with an average of 1,627 dairy cows being milked and 17.0 liters per cow per day.

El Recreo. Weather conditions in the “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the province of Catamarca, and acquired in May 1995, are similar to the “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, IGSA signed a preliminary sale contract of 1,829 hectares of the establishment called “El Recreo” of its property, in the amount of US$0.36 million. On July 24, 2008, the sales deed was executed and this time we received US$ 0.12 million and the balance of US$ 0.24 million to be paid in two annual installments plus interest equivalent to the Libor rate plus 3%.

On January 19, 2007 we entered into a preliminary sales contract for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us. This sale has been recognized as the possession of the plot of land was effected at the time of signing the preliminary sales contract.

Tali Sumaj. The “Tali Sumaj” farm, located 1,000 kilometers northwest of Buenos Aires, in the province of Catamarca, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2008, “Tali Sumaj” had 4,330 cattle head in approximately 10,280 hectares of natural pastures. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2008, we used 1,506 hectares in agricultural production. We completed the development of tropical pastures in approximately 33,541 hectares. As of June 30, 2008, there were 48,216 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. On June 5, 2007 we signed the deed of sale of an area of 14,516 hectares of the “Los Pozos” farm. The agreed sale price was US$ 2.2 million, which we have received. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sale price was US$ 1.1 million, which has been fully collected.

San Nicolás. The “San Nicolás” farm is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2008, approximately 6,212 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used for agricultural and milk production purposes. As of June 30, 2008, the farm had 638 hectares of pasture used for milk production and a sown surface area, including double crops, of 5,716 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of 2007/2008, a total of 1,806 hectares were sown, 587 hectares of which were sown under contractual arrangements with seed producers. We leased, in turn, 2,100 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. “La Suiza” has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2008, “La Suiza” had a stock of approximately 11,396 heads of cattle. The cattle stock dropped by 47% from the previous year due to a drought that intensified during the last months of the year, which led to the relocation of part of the cattle to the “Los Pozos” farm.

La Esmeralda. “La Esmeralda” has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2007/2008 farm season, we used a total area of 3,779 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2008, “La Esmeralda” had 6,138 heads of cattle on 6,292 hectares. Our objective is to enhance its cattle raising efficiency, the bull breeding business, and increase its surface area assigned to agriculture. On May 30, 2008, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430 hectare parcel of this farm. The aggregate sale price was US$ 6.2 million which has been collected in full.

El Tigre. “El Tigre” was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2008, 5,938 hectares were assigned to crop production. This farm produced 10.7 million liters of milk in the fiscal year ended June 30, 2008, with an average of 1,547 cows being milked and an average daily production of 19.0 liters per cow.

El Invierno. “El Invierno” was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2008, we used the land exclusively for agricultural production.

San Pedro. The farm in “San Pedro” was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of the province of Buenos Aires. In the course of 2007/2008, 5,502 hectares were used for agricultural production, including double crops, and 1,245 hectares were leased to third parties for livestock activities.

8 de Julio. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, we believe this farm has significant potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. As of June 30, 2008, this farm had a stock of 11,725 sheep.

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

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of the “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2008, we used this farm solely for crop production.

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

During fiscal year 2008, we leased from third parties a total of 46 fields, covering 63,344 hectares, of which 30,449 hectares were assigned to farming production, including the double harvest, and 32,895 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the amount of hectares owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2006(1)(2)		2007(1)(2)		2008(1)(2)
	Owned(3)	Leased	Owned(3)	Leased	Owned(3)	Leased
Crops	20,018	17,004	22,712	25,307	25,379	30,449
Cattle	97,299	3,425	84,848	29,208	90,999	32,895
Milk	1,505	—	2,376	—	4,092	—

(1)	Does not include the hectares of Agro Uranga S.A.

(2)	Does not include the hectares of Agropecuaria Cervera.

(3)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

During the fiscal year 2008, a total 30,449 hectares were leased from third parties for agricultural production, primarily at a fixed price prior to harvest. Only small percentages were crop sharing agreements.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins. For the 2008/2009 season, we leased 63,387 hectares of agricultural production.

Storage Facilities

As of June 30, 2008, we had an approximate storage capacity of 15,341 tons (including 35.72% of the 14,950 tons available at Agro Uranga S.A.).

The following table sets forth, as of the dates below, the capacity of our storage facilities:

	Storage Capacity
	At June 30,
	2006	2007	2008
	(in tons)	(in tons)	(in tons)
“Las Vertientes”	10,000	10,000	10,000
“San Nicolás”(1)	5,341	5,341	5,341

Total	15,341	15,341	15,341

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

Land Management

In contrast to traditional Argentine farms, run by a families, we centralize policy making in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

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

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are fixed in the Mercado de Liniers (or “Liniers Market”) (on the outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Mercado de Liniers, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2007 and 2008 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year ended June 30, 2008 our sales were Ps.145.3 million and were made to approximately 139 customers. Sales to our ten largest customers represented approximately 71% of our net sales during the fiscal year 2007 and approximately 61% for the fiscal year ended June 30, 2008. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Arre Beef S.A., represented, in the aggregate, approximately 37% of our net sales, while the remaining seven customers in the aggregate represented approximately 24% of our net sales in fiscal year 2008. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons are located in “Las Vertientes,” close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef cattle

We sell directly to local meat processors and supermarkets, such as Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at the Mercado de Liniers.

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

Our Investments

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities (iv) livestock.

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

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Asset Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

We entered into a shareholder agreement with Tarpon Investimentos S.A. and Tarpon Agro Llc stipulating, among other things, that both parties will have a joint vote at shareholders’ meetings and that both parties will have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. We, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders’ Meeting held on March 15, 2007 and ratified at the Annual Shareholders’ Meeting held on October 29, 2007. Following this split, BrasilAgro’s capital stock was composed of 58,422,400 common shares.

During the fiscal year ended June 30, 2008, the Company acquired 4,136,800 shares of BrasilAgro. Due to this acquisition, we owned a 14.39% interest as of June 30, 2008.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10.00, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we may acquire, following the share split, 5,984,987 additional shares, thereby holding 19.7% of BrasilAgro’s diluted capital stock. Two thirds of these warrants may already be exercised, and the balance may be exercised as of the third anniversary of the placement.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

As of June 30, 2008, BrasilAgro had 7 properties, with an aggregate surface area of 145,327 hectares. We believe these properties were acquired at attractive prices compared to the average in the respective regions, and that they offer high appreciation potential.

Property	Province	Date of acquisition	Surface area (in hectares)	Main activity (Project)	Value R$ / Ha. (thousands of R$ )
Sao Pedro	Chapado do Sul (MS)	Sep-06	2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	1.3
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	1.0
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	6.5
Araucaria (1)	Mineiros (GO)	Apr-07	11,657	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07	37,799	Livestock/Grains	R$	1.2
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	0.9

(1)	Hectares and value in proportion to BrasilAgro’s interest.

(2)	3,673 hectares are subject to the sellers’ agreement in respect of certain conditions precedent.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Located 1,000 km. from a major port, this farm was acquired at a price significantly lower than the average in the region. Its potential production area is 1,700 hectares. BrasilAgro has harvested soybean crops in a surface area of 1,556 hectares while 857 hectares have been sown with corn for the winter harvest and 30 hectares with sugar cane. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). We acquired this 32,375 hectare property for R$ 42.2 million and estimate that the total production area will be 23,000 hectares. There are approximately 1,500 hectares leased to third parties. BrasilAgro has harvested 3,517 hectares of soybean crops and 115 hectares of rice crops in this property. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are suited to soybean, corn and cotton crops. This property was also bought for a value lower than the average in the region. We believe it offers significant appreciation potential.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,603 hectares. BrasilAgro has harvested soybean crops in an area of 1,000 hectares.

Alto Taquarí is a farm with a total area of 5,266 hectares and located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million of which R$18.4 million have been paid. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares. Soybean crops have been harvested in an area of 2,996 hectares while 986 hectares have been sown with corn for the winter harvest. An additional 1,700 hectares have been sown with sugar cane.

Araucaria farm is located in the municipality of Mineiros, Goiás and it has a total area of 15,543 hectares. The 75% stake (11,657 hectares) was acquired by BrasilAgro on April 27, 2007. The production area is estimated at 8,435 hectares. BrasilAgro has harvested soybean crops in an area of 4,547 hectares while 3,326 hectares have been sown with corn and sorghum for the winter harvest. An additional 1,430 hectares have been sown with sugar cane.

Chaparral is a farm of 37,799 hectares located in Correntina, Bahía, purchased for R$ 47.1 million. Its potential production area is 28,000 hectares. The land will be used for cattle fattening and grain crops.

Nova Buriti is a farm with a total surface area of 24,185 hectares, located in the municipality of Januaria, Minas Gerais. The farm has a production area of 19,935 hectares and will be used for forestry activities.

In June 2008, BrasilAgro announced the first sale of a property, Engenho, a farm located in Maracaju, in the State of Mato Grosso do Sul. The 2,022 hectares farm was acquired for R$ 10.1 million. As of March 31, 2008, this farm was subject to a lease agreement and yielded approximately 8 tons of sugar cane per year per hectare. On June 17, 2008, the 2,022 hectares of this farm were sold for R$ 21.8 million.

At the end of fiscal year ended June 30, 2008, BrasilAgro presented its first results of operations. The total exploited surface area of the farms amounted to 22.1 thousand hectares. The first harvest of soybean crops had a total production of 37.1 thousand tons. In addition, 367 tons of rice crops and 81.2 thousand tons of sugar cane sprouts were harvested.

After the closing of the fiscal year ended June 30, 2008, BrasilAgro purchased 16,830 hectares of the “Preferência” farm, located in the district of Barreiras, Bahia, at a price of R$ 600.0 per hectare totaling approximately R$10.1 million. We believe the property has good conditions for cattle breeding and crop production.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of Futuros y Opciones.Com S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. During the fiscal years 2001 and 2002, we made capital contributions for Ps.3.0 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business online community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain businesses and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

On May 31, 2005, the Ordinary Shareholders’ Meeting of Futuros y Opciones.Com decided that its capital stock should be increased by Ps.0.2 million with no additional paid-in capital and Ps.0.04 million with an additional paid-in premium of Ps.0.9 million, thus raising Futuros y Opciones.Com’s capital stock from Ps.0.01 million to Ps.0.3 million. The capital stock was further increased by Ps.0.1 million through the issue of 100,000 preferred shares.

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

As a result of such capital increase, our investment has increased by Ps.0.6 million. This effect has been recognized in the additional paid-in capital account, pursuant to section 33 of the Argentine Corporation Law No. 19,550 under the Shareholders’ Equity section. As of June 30, 2008, our interest in Futuros y Opciones.Com S.A. was 68.10%.

As of June 30, 2008, Futuros y Opciones.Com total revenues increased by 161.5% compared to the previous fiscal year, with 59.6% growth in the revenues yielded by its main business, grains brokerage. In addition, the business consisting of sales of inputs grew by 308.7%, while revenues from commissions and technology services increased by 229.9% and 27.6%, respectively.

During the previous fiscal year ended June 30, 2007, Futuros y Opciones.Com started to trade futures and options, it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. Trading volumes have surpassed expectations and the service consisting in hedging with futures has turned into an essential tool for our customers to manage their price risks.

The portal keeps consolidating as the leading site for the agricultural and beef cattle sector and various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and beef cattle activities. The site presently has an average of 15,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170 hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc, a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. As a result, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus’ goal is to expand in the future the slaughter capacity to 15,000 heads per month.

Argentina’s beef production is going through a change in which the best quality beef is produced in the central part of the country while the marginal areas are generating beef produced by animals adjusted to more difficult geographic and environmental situations. We believe that the location of the packing plant is unique, surrounded by an important beef production area and close to the feedlot that Cactus owns in Villa Mercedes, San Luis. Cattle beef produced at Cactus’ feedlot is being processed at EAASA’s packing plant for the domestic and the foreign markets.

Cactus is a pioneer in feedlot services in Argentina, with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during fiscal year 2008, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

During the fiscal year ended June 30, 2008, Cactus recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle.

Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

On October 12, 2007, the administrative authority of Villa Mercedes, Province of San Luis, where Cactus’ feedlot is located, ordered its partial closure due to the emission of odors related to the animals. It also ordered Cactus to file a mitigation plan with respect to the odors. On December 5, 2007, the administrative authority permitted the feedlot to resume operations and authorized it to accommodate up to 18,500 heads of cattle.

Agropecuaria Cervera S.A.

On December 27, 2005, we acquired 100% of the shares of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers an area of 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. However, an area of approximately 30,000 hectares are not usable for these purposes. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use, and 55,000 hectares to livestock activities. These projects have been approved by the Secretary of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During the fiscal year ended June 30, 2008, Agropecuaria Cervera commenced its land development activities, and it had 3,811 hectares devoted to its own production and 5,132 hectares leased to third parties as of June 30, 2008.

Land development is expected to continue in the form of a project consisting of a total of 35,000 hectares which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta.

On July 2, 2008, Agropecuaria Cervera and the government of the Province of Salta executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded. Additionaly, Agropecuaria Cervera committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

Agrology S.A.

Agrology S.A. was incorporated on May 8, 2008, with Cresud holding a 97% stake and Inversiones Ganaderas S.A. holding the remaining 3% stake. The capital stock of Ps.50,000 was fully subscribed and paid. On May 28, 2008, Agrology S.A. acquired the interest held by Inversiones Ganaderas S.A. in IRSA, 2,187,479 GDRs, at a price of Ps.96.0 million. In consideration thereof, Agrology S.A. substituted Inversiones Ganaderas S.A. as borrower in the line of credit agreement entered into between the latter and Cresud.

As a result of this sale, the loan agreement which granted 790,631 GDRs between Inversiones Ganaderas S.A. and Inversiones Financieras del Sur S.A. was also assigned to Agrology S.A. On August 6, 2008, Agrology S.A. entered into a securities loan agreement with Inversiones Financieras del Sur S.A. granting 1,275,022 GDRs of IRSA under the same conditions as the previous agreement. Agrology S.A. is a new venture that invests in financial instruments and manage equity interests in other companies.

REGULATION AND GOVERNMENT SUPERVISION

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

According to the Law No. 13,246, as amended, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default on payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246, as amended, also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farm animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform himself the obligations under the agreement and may not, assign it under any circumstances. Upon the death, incapacity or impossibility of the tenant farmer, the agreement will be terminated.

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

Export Restriction of Beef

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

In June 2007, pursuant to Resolution No 269/2007 the Secretaria de Agricultura Ganadería, Pesca y Alimentos granted to our subsidiary Exportaciones Agroindustriales Argentinas S.A. to export up to 423.6 tons of beef under the authorized export quotas to Europe, known as Cuota Hilton, for the commercial year 2007/2008.

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

The Forestry Legislation of Argentina prohibits the devastation of forest and forest land, as well as the irrational use of forest products. Landowners, tenants and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

As of June 30, 2008, we owned land reserves in excess of 230,532 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates.In general, this tax is levied on acts validated by documents, (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

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

IRSA’s Business

Overview

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the origination of consumer loans and the securitization of corresponding receivables,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2008, IRSA had total assets of Ps.4,472.0 million and shareholders’ equity of Ps.1,924.2 million. IRSA’s net income for the fiscal years ended June 30, 2006, 2007, and 2008 was Ps.96.6 million, Ps.107.1 million, Ps.54.9 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Consolidated Revenues by Geographic Area

	Revenues for fiscal years ended June 30, (1) (2)
	2006	2007	2008
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	29,918	55,032	100,384
Buenos Aires Province	647	651	605
Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	281,119	407,294	532,020
Buenos Aires Province	25,151	31,249	39,958
Salta Province	5,243	6,635	9,598
Santa Fe Province	11,823	15,464	20,040
Mendoza Province	14,636	18,779	24,232
Córdoba Province	—	3,810	10,577
Sales and Developments:
City of Buenos Aires	99,949	74,536	189,296
Buenos Aires Province	3,942	1,124	4,030

	Revenues for fiscal years ended June 30, (1) (2)
	2006	2007	2008
	(in thousands of Pesos)
Córdoba Province	75	91	57
Salta Province	—	—	3,428
Hotels:
The City of Buenos Aires	64,607	74,601	92,043
Rio Negro Province	39,156	48,080	56,804
Mendoza Province	—	—	—
Total The City of Buenos Aires	475,593	611,463	913,743
Total Buenos Aires Province	29,740	33,024	44,593
Total Rio Negro Province	39,156	48,080	56,804
Total Santa Fe Province	11,823	15,464	23,468
Total Salta Province	5,243	6,635	9,598
Total Córdoba Province	75	3,901	10,634
Total Mendoza Province	14,636	18,779	24,232
Total	576,266	737,346	1,083,072

(1)	Shopping centers do not include income for sales and developments.

(2)	Revenues do not includes IRSA’s income from “Financial operations and others” segment.

Shopping Centers. IRSA is engaged in purchasing, developing and managing shopping centers through IRSA’s subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in ten shopping centers, six of which are located in the Buenos Aires metropolitan area, and the other four of which are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. IRSA’s Shopping Center segment had assets of Ps.1,705.0 million as of June 30, 2008, representing 38.1% of its consolidated assets at such date, and generated operating income of Ps.182.3 million during IRSA’s 2008 fiscal year, representing 71.5% of its consolidated operating income for such year.

Consumer Financing. IRSA operates a consumer financing business through IRSA’s majority-owned subsidiary, Tarshop S.A. Tarshop originates consumer loans and credit card accounts and generally securitizes a portion of its portfolio of receivables. Tarshop’s consumer financing operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores. IRSA finances a substantial majority of its credit card activities through securitization of the receivables underlying the accounts it originates. IRSA’s revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. IRSA’s consumer financing segment had assets of Ps. 134.1 million as of June 30, 2008, representing 3.0% of IRSA’s consolidated assets and generated an operating loss of Ps. 17.7 million during IRSA’s fiscal year ended June 30, 2008 representing (6.9%) of IRSA’s consolidated operating income.

Residential Properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, IRSA acquires vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. IRSA’s Development and Sale of Properties segment had assets of Ps.462.9 million as of June 30, 2008, representing 10.4% of IRSA’s consolidated assets at such date, and generated operating income of Ps.19.3 million during IRSA’s 2008 fiscal year ended June 30, 2008, representing 7.6% of IRSA’s consolidated operating income for such year.

Office Buildings. In December 1994, IRSA launched its office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2008, IRSA, directly and indirectly, owned interests in 28 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 260,866 square meters of gross leasable area. IRSA’s Offices and

Other Non-Shopping Center Rental Properties segment had assets of Ps.1.056,5 million as of June 30, 2008, representing 23.6% of IRSA’s consolidated assets at such date, and generated operating income of Ps.52,3 million during IRSA’s 2008 fiscal year, representing 20.5% of its consolidated operating income for such year.

Hotels. In 1997, IRSA acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, IRSA acquired the Hotel Sheraton Libertador in Buenos Aires. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., and during the fiscal year 2000, IRSA sold 50% of IRSA’s interest in the Hotel Llao Llao to the Sutton Group. IRSA’s Hotels segment, which consists of these three hotels, had assets of Ps. 252.0 million as of June 30, 2008, representing 5.6% of its consolidated assets at such date, and generated income of Ps.18.0 million during IRSA’s 2008 fiscal year, representing 7.1% of its consolidated operating income for such year.

Banco Hipotecario. IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans. IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, IRSA increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, IRSA sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of IRSA’s controlling shareholders, for Ps.6.0 million, generating a loss of Ps.1.6 million. IRSA’s 11.8% investment in Banco Hipotecario is held in the form of Class D shares, which are currently entitled to three votes per share, affording it the right to vote approximately 18.36% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2008, IRSA’s investment in Banco Hipotecario represented 6.5% of its consolidated assets, and during its fiscal years ended June 30, 2006, 2007 and 2008, this investment generated gains of Ps.47.0 million and Ps.41.4 million and a loss of Ps.12.4 million, respectively.

Business Strategy

IRSA seeks to take advantage of its position as a leading company in Argentina dedicated to owning, developing and managing real estate. IRSA’s business strategy seeks to (i) generate stable cash flows through the operation of its real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of its asset portfolio by selectively acquiring strategically located properties by taking advantage of development opportunities, and (iii) enhance the margins of IRSA’s sales and developments segment through timely transformation of its land reserves into developed residential and commercial properties.

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

Consumer financing. IRSA operates a consumer financing business through Tarshop S.A., its controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the consumer financing products IRSA offers to consumers at shopping centers, hypermarkets and street stores. IRSA seeks to consolidate the operations of its consumer financing business and intend to maintain low levels of credit exposure through the securitization of its credit card loans. From time to time IRSA considers strategic alternatives to maximize the value of its investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card industry. Although IRSA is actively considering a range of such strategic alternatives, we cannot give you any assurance if or when any of them will be in fact be implemented.

Residential properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, IRSA focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, IRSA seeks to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, IRSA seeks to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, IRSA entered into a partnership with Cyrela Brazil Realty S.A. Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate new market segments. IRSA-CYRELA will develop residential real estate projects in Argentina and increase its presence in this business by offering financing to its customers.

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

Hotel operations. IRSA believes its portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. IRSA’s strategy has been investing in high-quality properties which are operated by leading international hotel companies to capitalize on IRSA’s operating experience and international reputation. IRSA is currently remodeling the Hotel Sheraton Libertador and the Hotel Intercontinental. In December, 2007, IRSA inaugurated 43 new suites in the Hotel Llao Llao in Bariloche, Argentina.

Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Banco Hipotecario is a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has participated in the Level 1 ADR program of the Bank of New York. IRSA believes that its 11.8% investment in Banco Hipotecario has attractive prospects for long-term appreciation. Unlike certain other countries in Latin America, Argentina has a low level of mortgages outstanding, particularly if measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future. Finally, IRSA believes that the mortgage origination business and its real estate development business (which IRSA expects to be bolstered through its recent partnership with Cyrela mentioned above) may potentially benefit from synergies that enhacing operational efficiencies and cross selling opportunities that may promote the development of its proyects.

Land reserves. IRSA continuously seeks to acquire undeveloped land at locations IRSA considers attractive inside and outside Buenos Aires. In all cases, its intention is to purchase land with significant development or appreciation potential for subsequent sale. IRSA believes that holding a portfolio of desirable undeveloped parcels of land enhances its ability to make strategic long-term investments and affords IRSA a valuable “pipeline” of new development projects for upcoming years.

International. In the past, IRSA has made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which IRSA disposed of in 2002 and 2001, respectively. Although we cannot assure you that IRSA will make further investments outside of Argentina, IRSA believes that Brazil and certain other Latin American countries offer certain interesting real estate opportunities. IRSA expects to continue to evaluate actively such regional opportunities as they arise.

Shopping Centers

Overview

IRSA is engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers through its subsidiary Alto Palermo, and is one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. As of June 30, 2008, Alto Palermo owned a majority interest in, and operated, a portfolio of ten shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

As of June 30, 2008, IRSA owned approximately 63.3% of Alto Palermo, and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2008, IRSA owned US$31.7 million of Alto Palermo’s convertible notes due 2014. If IRSA and all other holders of such convertible Notes were to exercise its option to convert the convertible notes into shares of Alto Palermo’s common stock, IRSA’s shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

Alto Palermo’s shopping centers comprise a total of 232,659 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of its subsidiary Panamerican Mall that includes several projects one of which is the construction of a shopping center). Total tenant sales in Alto Palermo’s shopping centers, excluding Córdoba Shopping, as reported by retailers, were approximately Ps. 3,581.5 million for the fiscal year ended June 30, 2008 and Ps. 2,825.8 million for the fiscal year ended June 30, 2007 (with Córdoba Shopping Villa Cabrera, the total sales to June 30, 2008 were of Ps. 3,702.3 millions). Tenant sales at Alto Palermo’s shopping centers are relevant to its revenues and profitability because they are one of the factors that determine the amount of rent that Alto Palermo charge its tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

During the fiscal year ended June 30, 2008, the income from Alto Palermo’s largest tenants who are the biggest tenants of each shopping center, was 4.8% of consolidated sales from revenues and services.

As of June 30, 2008, Alto Palermo owned and/or operated the following ten shopping centers in Argentina:

Shopping Center	Interest owned (4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo (1)	100%	City of Buenos Aires, Argentina
Buenos Aires Design (2)	54%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera (3)	100%	Córdoba, Argentina

(1)	Alto Palermo have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).

(2)	Alto Palermo have a 54% equity interest of Emprendimiento Recoleta S.A. (“ERSA”), which holds the concession to operate the Buenos Aires Design Shopping Center.

(3)	Alto Palermo have a 100% interest in Córdoba Shopping Villa Cabrera through a 100% interest in our subsidiary Empalme S.A.I.C.F.A.G. y A.

(4)	Percentage of equity interest owned has been rounded

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which Alto Palermo had an interest for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	Ps	Ps	Ps
Abasto	453,871,445	573,814,588	720,398,373
Alto Palermo	436,244,953	502,220,444	631,821,667
Alto Avellaneda	308,900,404	418,349,117	560,693,754
Paseo Alcorta	264,060,375	321,948,304	385,515,939
Patio Bullrich	195,877,528	226,200,714	271,411,516
Alto Noa	104,529,187	130,318,508	173,998,891
Buenos Aires Design	91,921,046	110,722,931	132,952,563
Mendoza Plaza	275,864,008	337,757,597	433,394,266
Alto Rosario	143,806,266	204,430,069	271,331,827
Córdoba Shopping - Villa Cabrera			120,827,838

Total sales (2)	2,275,075,212	2,825,762,272	3,702,346,634

(1)	Retail sales based upon information provided to Alto Palermo by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases Alto Palermo owns less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which Alto Palermo held an interest as of June 30, 2008:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Interest percentage	Book value as of June 30, 2008(3)
		(m2)		(%)	(%)	(thousands of Ps )
Abasto (4)	7/94	39,642	171	99.6	100	174,725.3
Alto Palermo (5)	11/97	18,551	143	100	100	170,512,9
Alto Avellaneda (6)	11/97	37,030	142	99.8	100	95,905,2
Paseo Alcorta	6/97	14,465	111	99.5	100	56,006,9
PatioBullrich	10/98	11,685	80	100.0	100	98,063.3
Alto Noa (7)	3/95	18,851	89	100.0	100	25,039.3
Buenos Aires Design (8)	11/97	14,069	63	100.0	54	13,568.4
Mendoza Plaza (9)	12/94	39,688	152	97.7	100	88,363.2
Alto Rosario (10)	11/04	28,561	145	99.2	100	83,146.8
Córdoba Shopping –Villa Cabrera- (11) (12)	12/06	10,117	104	97.2	100	71,186.1

Total		232,659	1,200	99.3		876,517.5

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not Alto Palermo’s tenants.

(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2008.

(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.

(4)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto

(5)	On November 18, 1997, Alto Palermo acquired a 75% interest in the property and on December 23, 1997, Alto Palermo acquired the remaining 25%.

(6)	On November 18, 1997, Alto Palermo acquired a 50% interest in the property and on December 23, 1997, Alto Palermo acquired the remaining 50%.

(7)	In March 1995, September 1996 and January 2000, Alto Palermo acquired a 50%, 30% and 20% interest in the property, respectively.

(8)	Alto Palermo owns a 54% interest in the company which holds the concession to operate this property. Alto Palermo consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, Alto Palermo acquired an additional 3% interest, increasing its interest from 51% to 54%.

(9)	During the fiscal year ended June 30, 2008, Alto Palermo increased its interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.

(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.

(11)	Excludes 12,371 square meters of space occupied by movie theaters and a supermarket.

(12)	On December 27, 2006, Alto Palermo acquired a 100% interest in the property.

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2006, 2007 and 2008:

	As of June 30
	2006	2007	2008
	%
Abasto	99.9	97.0	99.6
Alto Palermo	100.0	99.6	100.0
Alto Avellaneda	96.6	95.0	99.8
Paseo Alcorta	99.2	99.0	99.5
Patio Bullrich	100.0	100.0	100.0
Alto Noa	100.0	100.0	100.0
Buenos Aires Design	100.0	100.0	100.0
Mendoza Plaza	97.8	95.9	97.7
Alto Rosario	100.0	93.4	99.2
Córdoba Shopping Villa Cabrera	—	—	97.2
Overall Average	99.3	97.8	99.3

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(Ps )	(Ps )	(Ps )
Abasto	1,021.5	1,273.2	1,436.8
Alto Palermo	2,432.2	2,925.0	3,058.5
Alto Avellaneda(2)	899.7	1,099.8	972.4
Buenos Aires Design	501.4	633.7	672.8
Paseo Alcorta	1,628.7	2,074.2	2,313.8
Patio Bullrich	1,791.6	2,051.1	2,095.6
Alto Noa	280.0	343.9	461.2
Alto Rosario	376.0	484.2	608.6
Mendoza Plaza	353.8	455.6	537.0
Córdoba Shopping – Villa Cabrera			870.6

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

(2)	Alto Avellaneda´s revenue fall per square meter in fiscal year 2008, is due to the inclusion of 11.600 m2 belonging to Falabella.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for Alto Palermo’s shopping centers for leases in effect as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30, (3)	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (2)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2009	554	103,092	44	64,177,684	40
2010	291	39,340	17	40,347,812	25
2011	288	37,885	16	41,529,159	26
2012 and subsequent years	67	52,342	23	13,216,865	9
Totall(2)	1,200	232,659	100	159,271,520	100

(1)	Including the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

(2)	Including the base rent and does not reflect Alto Palermo’s ownership interest in each property.

(3)	Even thoug the leases are cancelable by law, Alto Palermo considers them to be non-cancelable for these purposes. See note 19.I.s) to Alto Palermo’s consolidated financial statements for more information as to haw Alto Palermo considered this definition.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see Alto Palermo’s consolidated financial statements.

Detailed Information About Each of Alto Palermo’s Shopping Centers

Set forth below is information regarding Alto Palermo’s shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 171-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. Alto Palermo invested approximately US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. Alto Palermo converted the property into an 116,646 square meter shopping center with approximately 39,642 square meters of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, Alto Palermo’s developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 24 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which Alto Palermo believes represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 720,4 million, representing sales per square meter of approximately Ps. 18,172.6. Revenues from leases increased from approximately Ps. 56,4 million for the fiscal year 2007 to Ps. 70.3 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 118.4 in 2007 and Ps. 147.8 in 2008. As of June 30, 2008, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.8% of Abasto’s gross leasable area as of June 30, 2008 and approximately 8.7% of the annual base rent for the fiscal year ended on such date.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 143-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters that consists of 18,551 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. In January 2007 Alto Palermo started a substantial renovation of this shopping center that was partially finished in May, 2008. This renovation includes the modification of Coronel Díaz’s front, the low bridge Arenales street, the access on Santa Fe, the food court, and general renovations inside the mall.

During fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 631,8 million, which represented sales per square meter of approximately Ps. 34,058.6. Revenues from leases increased from approximately Ps.57.7 million for the fiscal year 2007 to Ps.70.3 million for the fiscal year 2008, which represented monthly revenues per gross leasable square meter of Ps. 264.2 in 2007 and Ps.315.9 in 2008. As of June 30, 2008, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.4% of its gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters which consists of 37,030 square meters of gross leasable area and common areas covering 23,712 square meters. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center, a food court with 17 restaurants and an anchor store, Falabella, that opened April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail value of approximately Ps.560.7 million which represents sales per square meter of approximately Ps.15, 141.6. Revenues from leases increased from approximately Ps.31.2 million for the fiscal year 2007 to Ps.40.5 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.95.3 in 2007 and Ps.91.2 in 2008. As of June 30, 2008, the occupancy rate in Alto Avellaneda was 99.8%.

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.7% of its gross leasable area as of June 30, 2008 and approximately 12.2% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. Alto Palermo owns a 54% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is o Grupo Bapro S.A.with a 44% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•

material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, Alto Palermo entered into an agreement with the shareholders of ERSA providing Alto Palermo’s administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

Buenos Aires Design is in a high-income neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 14,069 gross meters of leasable area. The shopping center has five restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 132.9 million which represents sales per square meter of approximately Ps. 9,450. Revenues from leases increased from approximately Ps. 10.4 million for the fiscal year 2007 to Ps. 12 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 61.7 in 2007 and Ps. 71.2 in 2008. As of June 30, 2008, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.9% of Buenos Aires Design’s gross leasable area on June 30, 2008 and approximately 20.1% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 87,553.8 square meters that consists of 14,465 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.385.5 million which represents sales per square meter of approximately Ps.26,652. Revenues from leases increased from approximately Ps 31.2 million for the fiscal year 2007 to Ps.37.4 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps.180.8 in 2007 and Ps.215.5 in 2008 As of June 30, 2008, the occupancy rate in Paseo Alcorta was 99.5%.

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 80-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. Alto Palermo acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of prestigious hotels and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters that consist of 11,685 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four- movie theatres complex with 1,381 seats, an entertainment area of 3,066 square meters and a food court of 14 restaurants. The center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged 45 and above.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 271.4 million that represent sales per square meter of approximately Ps. 23,227. Revenues from leases increased from approximately Ps. 25.4 million for the fiscal year 2007 to Ps. 28.9 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 192.6 in 2007 and Ps. 205.9 in 2008. As of June 30, 2008, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 18.3% of Patio Bullrich’s gross leasable area at June 30, 2008 and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, City of Salta

Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters which consists of 18,851 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, Alto Palermo entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2008 was Ps 3.7 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 173.9 million, which represents sales per square meter of approximately Ps. 9,230. Revenues from leases increased from approximately Ps. 6.6 million for the fiscal year 2007 to Ps. 9.6 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 29.4 in 2007 and Ps. 42.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Noa was 100%.
Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33% of Alto Noa’s gross leasable area at June 30, 2008 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 152-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2008 Alto Palermo own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,688 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 20 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, shopping center visitors generated total retail sales in nominal value of approximately Ps.433.4 million, which represents sales per square meter of approximately Ps.10,920. Revenues from leases increased from approximately Ps. 18.8 million for the fiscal year 2007 to Ps.24.2 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.39.7 in 2007 and Ps.50.9 in 2008. As of June 30, 2008, the occupancy rate in Mendoza Plaza Shopping was approximately 97.7%.

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.5% of Mendoza Plaza’s gross leasable area at June 30, 2008 and approximately 21% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters, which consists of 28,561 square meters of gross leasable area. Alto Rosario has a food court with 15 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 271.3 million, which represents sales per square meter of approximately Ps. 9,500. Revenues from leases increased from approximately Ps. 15.5 million for the fiscal year 2007 to Ps. 20.0 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 42.6 in 2007 and Ps. 58.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Rosario was 99.2%.

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Alto Rosario’s gross leasable area at June 30, 2008 and approximately 10.3% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping Villa Cabrera.

On July 7, 2006, Alto Palermo executed a share purchase agreement jointly with Alto Palermo’s subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4 million. The Company’s incorporation was effective on December 31, 2006. To date, Alto Palermo’s and its subsidiary Shopping Alto Palermo S.A. paid over US$10 million and the amount related to the “year-end adjustment”. As of June 30, 2008, one US$2.0 million installments is pending payment; such installment will become due and payable semi-annually as from December 2008, accruing interest at 6.0% p.a. To secure the unpaid payment price, Alto Palermo has pledged in favor of the sellers 100% of Alto Palermo’s equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

As of December 16, 2008 the fourth installment was cancelled and the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 10,117 square meters of gross leasable area. Córdoba Shopping has 104 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 120.8 million, which represents sales per square meter of approximately Ps. 11,943. Revenues from leases for the fiscal year 2008 were Ps. 10.6 million, which represent monthly revenues per gross leasable square meter of Ps. 87.1. As of June 30, 2008, the occupancy rate was 97.2%.

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.7% of Córdoba Shopping’s gross leasable area at June 30, 2008 and approximately 7.6% of its annual base rent for the fiscal year ended on such date.

New Projects and Undeveloped Properties.

Renovation works at existing shopping centers.

During the fiscal year ended June 30, 2008, Alto Palermo completed several renovation projects in its shopping centers. Alto Palermo continued the construction of parking spaces in Paseo Alcorta shopping center which is expected to open shortly. The anchor store, Falabella was opened in Alto Avellaneda shopping center.

In Patio Bullrich, Alto Palermo finished the Yenny store during the first days after the closing of the quarter, and made progress in the construction of the buildings adjacent to the Shopping center. Alto Palermo also renovated the Coronel Díaz avenue facade, the Santa Fe avenue access, and the food court of the Alto Palermo shopping center and as of June 30, 2008, Alto Palermo was close to finishing the under-bridge in Arenales Street and improvements to the shopping centers’ interiors. Alto Palermo Shopping Center’s re-launching was accompanied by the addition of new tenants, which has generated a higher number of customers and, enhanced the sales of the other tenants.

Panamerican Mall Project, City of Buenos Aires.

In December 2006, Alto Palermo entered into several agreements for the construction, commercialization, and administration of a new shopping center to be developed in the Saavedra neighborhood, in the City of Buenos Aires, by Panamerican Mall S.A. This project includes the construction of a shopping center, a hypermarket, cinemas, and an office building and/or a residential building. The completed project will cover an area of over 50,000 m2 of gross leasable area. This is one of the most important project in Alto Palermo’s pipeline. In the first half of March 2007, Alto Palermo started the construction of the shopping center, and Alto Palermo believes that it will be open in the first half of 2009.

Barter transaction agreement.

In October 2007, Alto Palermo entered into a barter agreement with Condominios del Alto S.A. pursuant to which Alto Palermo bartered a plot of land located in Rosario, Province of Santa Fe for 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, Alto Palermo will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 1.1 million. Upon signing the agreement, Condominios del Alto S.A. paid Alto Palermo US$ 15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by mortgaging the land in favor of Alto Palermo for US$ 1.1 million; (ii) established a security insurance of US$ 1.6 million in Alto Palermo’s favor; and (iii) made the shareholders of Condominios del Alto S.A. guarantors of its obligations up to the amount of US$ 0.8 million.

Alto Palermo also, entered into another barter agreement with Condominios del Alto S.A. pursuant to which Alto Palermo bartered another plot of land for 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, Alto Palermo will have 22% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 2.3 million.

Torres Rosario, City of Rosario.

Alto Palermo owns a plot of land of about 50,000 m2 in theCity of Rosario , in the same place where Alto Palermo’s shopping center Alto Rosario Shopping . On October 11, 2007, entered into a barter agreement with Condominios del Alto S.A. whereby Alto Palermo exchanged a fraction of lot 2-g, with a total area of 7,901.30 m2, for 15 units to be built with an area of 1,504.45 m2 and 15 parking spaces. During the fiscal year ended, there has been work progress in the site, its completion being estimated for the first months of the calendar year 2009.

Acquisition of Patio Olmos.

In November 2006, Alto Palermo acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which Alto Palermo made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. Alto Palermo did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and the remaining balance paid.

Caballito Project.

Alto Palermos is the owners of a plot of land with an area of approximately 25,539 m2 in the City of Buenos Aires, in the Caballito neighborhood. This land could be allocated to the construction of a shopping center. Alto Palermo has not yet obtained the authorization from the Government of the City of Buenos Aires to develop the shopping center in this site, and Alto Palermo cannot assure you that Alto Palermo will obtain it.

Exercise of option.

In August 2007, Alto Palermo exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. Alto Palermo paid US$ 0.6 million for the option which is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of these financial statements. Should the approvals be obtained, Alto Palermo has committed to invest approximately US$ 24.4 million.

Coto Residential Project.

Alto Palermo is the owners of an air space of about 24,000 m2 above Coto Hypermarket, close to Alto Palermo’s Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby Alto Palermo acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo is subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.1 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Acquisition of Soleil Factory, Province of Buenos Aires.

On December 28, 2007, Alto Palermo entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center business for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction is subject to certain conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, Alto Palermo entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other conditions. The parties determined the value of this transaction to be US$ 1.3 million.

Acquisition of Beruti Plot of Land.

In fiscal year 2008, Alto Palermo S.A. acquired a plot of land located at Beruti 3351/9, in the Palermo neighborhood, of the City of Buenos Aires. The property is 3,207 m2 and was acquired for US$ 17.8 million. The significance of this acquisition lies on the strategic location of the property, close to Alto Palermo, its main shopping center.

Neuquén Project.

The main asset of Shopping Neuquén S.A. is a 50,000 m2undeveloped parcel of land located in Neuquén, Argentina, where Alto Palermo intends to develop a commercial project including the construction of a shopping center, and a hypermarket.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén which rescheduled the terms of the commercial and residential venture and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land, provided that it is not the one on which the Shopping Center will be built. This agreement was conditional on the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and on the approval of the architectonic project and the extension of the environmental impact research study by the Municipality.

After registering the blueprints for the project, Shopping Neuquén S.A. has to start the works within a term of 90 days. The first stage of the work (a minimum of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum of 22 months from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement.

This agreement put an end to the lawsuit “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” before the High Court of Neuquén.

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps.1.00 = US$1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

•

if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the party that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

•	new lease agreements may be freely entered into between parties, even U.S. dollar denominated lease agreements.

Leasable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with Alto Palermo’s real estate brokers Fibesa S.A. and Comercializadora Los Altos S.A. Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which Alto Palermo uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 12% each year during the term of the lease. Although many of Alto Palermo’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that Alto Palermo may be able to enforce such clauses contained in Alto Palermo’s lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to Alto Palermo’s shopping centers. These activities are paid for with the tenants´ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

Alto Palermo has computer systems to monitor tenants’ sales in all of its shopping centers. Alto Palermo also conducts regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. Alto Palermo uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Empalme and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

Related Business

Consumer Financing Segment

Alto Palermo participates in the consumer financing business through its subsidiary Tarshop, in which it holds a 93.4% interest as of November 30, 2008. Tarshop is a non-regulated entity, operating in the issue, processing and marketing of its own non-banking credit card called Tarjeta Shopping, and grants loans and personal credits.

Tarshop competes in the two key businesses of the consumer financing market: purchase and credit cards and personal loans. In addition, Tarshop competes in the personal loans segment on the basis of two clearly differentiated product lines: cash loans and direct financing at stores.

As a result of a new commercial strategy implemented by Tarshop based on its positioning as one of the leading companies in the consumer financing market, and in view of the progress in personal loans reflected in the total sales of Tarshop, Alto Palermo has decided to change the name of its Credit Card segment to Consumer financing, to more accurately reflect Tarshop’s business.

As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. The total loan portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program.

Alto Palermo derives major sales from the credit card line, which in the fiscal year ended on June 30, 2008, accounted for 74% of total sales, amounting to Ps. 1,413.8 million (an average monthly amount of Ps. 117.8 million). As of this filing Tarshop has issued 958,000 cards including main holders and additional holders, and since 2005, it has issued, an average of over 11,000 cards for main holders each year.

During the same period, the personal loans business line generated 26% of average monthly sales. In recent years, personal loans granted have increased, amounting to Ps. 502 million for the fiscal year ended on June 30, 2008.

As of June 30, 2008, Tarshop had a commercial network that comprised 29 points of sale, spread in the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta, and Jujuy. As at June 30, 2008, there were over 45,000 stores accepting its credit cards, 46% of which regularly made transactions and generated over 7.5 million transactions during the year.

Tarshop also owns 50% of the capital stock of Metroshop S.A.; the remaining 50% is owned by Metronec S.A., a subsidiary of Roggio S.A. This company is engaged in marketing credit cards by the addition of a chip that grants automatic access to the main means of transport and by making personal loans through an independent distribution network. Tarshop processes the products marketed by Metroshop.

The table below contains information about of Alto Palermo’s consumer financing business for the relevant fiscal years:

	Fiscal year ended on June 30,
	2005	2006	2007
	(In constant million Ps.)
Revenue:
Interest collected	14.8	29.9	52
Commissions to merchants	14.7	22.7	35.8
Other fees and commissions	0.0	0.1	4.8
Interest, default interest, and other interest	3.1	5.9	14.8
Charges for account maintenance	12.7	22.2	33.2
Charges for life and disability insurance	19.4	41.6	73.2
Income of metroshop	0.1	0.4	1.7
Other services	0.0	0.1	2.4
Reissued credit cards	0.0	0.1	1.5
Total	64.8	123	219.4
Total credits(1)	209.2	384.6	723.5
Issued credit cards	0.4	0.5	0.6
Branches(2)	19	20	25
Adhered stores(2)	21,500	25,900	38,100

(1)	Including securitized fraction

(2)	Figures expressed in amounts

The table below contains information about Alto Palermo’s consumer financing business for fiscal year ended on June 30, 2008, according to income statement of Tarshop:

Fiscal year ended on June 30, 2008
(In constant million Ps.)
Tariffs to stores and loans	41.5
Income from services	163.8
Interest	74.6
Other income from services	6.3
Account statements	3.9
Income from Metroshop services	2.8
Less: Revenues discounts	-2.0
Total Revenues	291.0

Purchase and credit card

Tarshop operates in this business not only as an issuing and financing company as processor of its own card trademark, and as payer to the network of stores accepting the product. These characteristics are typical of a closed purchase and credit card system.

Tarjeta Shopping is accepted in over 45,000 affiliated stores, as of June 30, 2008, including the main supermarket, household appliances chains, and shopping centers.

Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances through Banelco and Link networks all over the country, balance financing through minimum payments, payment through automatic teller machine networks “Banelco” and “Link;” through the Internet using the “Pago mis cuentas” service; or through direct debit payment, and, through Alto Palermo owns network of branches.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately, which allows the customers to have immediately use of the product.

The main channels for attracting customers are Alto Palermo’s branch offices, and by stands and points of sale in its shopping centers and retail stores.

Cash loans and consumer financing at stores

Tarshop’s loans business operates through two distinct modalities:

•	Personal loans granting cash amounts without a fixed use, called “Préstamos Tarshop.”

•	Consumer financing at stores, granting loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

Credit is granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to its processing center where, after the relevant analysis of the documents, Alto Palermo decides whether the credit is granted. Alto Palermo is developing a new software tool which will allow affiliated stores to determine eligibility at once in its centralized databases.

“Crédito Tarshop” is a powerful product since it turns each affiliated store into a small branch office to attract more customers.

Distribution Network

As of June 30, 2008, Tarshop had 29 branches, including Alto Palermo’s shopping centers Alto Avellaneda, Alto Palermo and Abasto, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Catamarca, Salta and San Salvador de Jujuy.

Alto Palermo has promotion stands, and account representatives at Wal-Mart Avellaneda, Supermercados Coto in the cities of Lanús, Sarandi, Temperley and Supermercado Hyper Libertar located in the city of Salta. Alto Palermo has strategic alliances with certain major household appliances and motorcycle stores, where credit can be granted on the spot.

Each branch is organized as the independent business unit, responsible for achieving its commercial goals, such as invoicing and account opening. Tarshop also has its own ATM structure in branches that allow for the collection of payables and for granting of cash loans to customers.

Assessment

Applications for issue of credit products are subject to a credit assessment process. The steps followed for assessment are classified per activity as follows: verification and control of documents submitted, confirmation through an automated and sequential software that consults credit information supplied to the company by different providers, and finally, and whenever required, the data reported by the customer is validated via telephone verification. Upon completion of all data verification, and analysis a determination of the account credit limit ais made.

Credit Limit Allocation

The allocation of a credit limit consists, as of June 30, 2008, in the assessment of the amount to be granted according to the level of indebtedness, income and risk score. Calculation of income may take into account income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee. The limit, under the current credit policy shall not exceed the sum of Ps 30,000. Any credit exceeding this amount must be duly authorized. Based on the information submitted by the applicant, and the verifications performed and the corresponding credit limit is allocated. The credit limit allocated to an account is established by using a limit simulator, a program that calculates credit limits according to predefined variables per area, channel and product.

Tarshop assess aplications based on the applicant’s seniority and payment history. Tarshop regularly updates the credit limit of an account, according to the analysis performed by the Portfolio Analysis and Maintenance Group.

Invoicing Cycle

Tarshop handles an invoicing cycle which ends on the 20th day of each month and fixes a first maturity date between the 7th and the 11 th day of the month to be closed. The statement fixes a second maturity date accruing interest on the 20th day each month. Amounts due appearing on account statements may be paid in any branch or in any payment outlet belonging to the mass collection agents contracted by Tarshop for that purpose. On the 20th day of the month, unpaid amounts are considered in default and accounts are blocked for use until the customer makes a payment.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and, preventive action is taken through a system of automatic calls to accounts deemed by the Company as prospectively risky. The internal management process starts on the 23rd day each month through a telephone call by the Collection Group Call Center, which is simultaneously supplemented by letters and automatic messages. This process is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose. Upon expiration of the term for external pre-litigation Alto Palermo perform, a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address. Throughout the process the use of mitigation tools is assessed, ranging from, refinancing to payment reduction settlements.

The policies for allowances for bad debts as of June 30, 2008, are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

The table below shows the percentages of allowance calculated by Tarshop, as of June 30, 2008, based on the rules issued by the Banco Central:

Delay	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

The table below provides information about Alto Palermo’s credit card loans (including securitized fraction):

	As of June 30, 2008
	2007		2008
	(1)		(1)
Portfolio Condition
Regular Compliance(2)	627.4	86.71%	779.3	83.36%
Matured:
31-89 days	26.2	3.62%	33.2	3.55%
90-180 days	37.8	5.22%	55.5	5.94%
181-365 days	32.2	4.45%	66.9	7.16%
Total	723.6	100.00%	934.9	100.00%
Over 365 days and under legal proceedings(3)	55	—	109.7	—
Allowance for Bad Debts of Portfolio Effective as Percentage of Defaulting Portfolio	—	34.5%	—	36.5%
Allowance for Bad Debts of Portfolio Effective as Percentage of Effective Portfolio	—	4.6%	—	6.1%

(1)	In millions of Pesos

(2)	Loans under regular conditions, with delay not exceeding 30 days.

(3)	These credits are subject to a 100% allowance for bad debts.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital uses include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of investment opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial tool, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 48 series for more than Ps.2.0 billion. Tarjeta Shopping was assigned the highest rating by Standard & Poor’s.

[1]

Allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied.

Further, the Company verifies coverage capabilities of the allowance resulting from the application of the procedure indicated in the previous paragraph, by evaluating the default risk portfolio according to its behavior.

Even if the Company uses the information available to carry out assessments, some future adjustments to allowance may be necessary if economic conditions substantially differ from the hypotheses used to perform the assessments. The Company has considered all the facts and/or operations subject to reasonable and normal assessment methods, which are reflected in the basic financial statements.

Tarshop has historically incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and has leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.900 million Trust Securitization Program. As of June 30, 2008, 43 series have been issued aggregating Ps.1,670 million in bonds and certificates of participation. During the first semester of 2008, 6 series were issued for Ps. 386 million, while in the same period in 2007, 4 series were issued for Ps.261 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 15.3% and 21.7%, respectively. Interest rates were higher as compared to the previous year as a result of the prevailing financial local market conditions. The interest accrued on both Bonds is subject to floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P. Due to the current financial crisis and the increase in delinquency rates, ratings agency have increased the financial trust’s requirements of subordination. Resulting in an increase of the percentage of certificates respect to Class A and B bonds, such increase was lower than 10%.

Regarding the receivables transferred in connection with Tarshop’s Trust Securitization Program that qualified for sale treatment, neither Tarshop nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the bond holders. Due to the legal structure of securitization process set forth by Law No. 24,441 the agreements related to the securitization stipulate that the rights of beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or Tarshop.The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither Tarshop nor the trustee is obliged to use their own cash flows to cover any potential shortfall or collection failure.

Liquidity Policy

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately Ps.2.0 million. All balances and reserves are stated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions and the management of unusual transaction volumes in certain key sales dates is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, the participating stores may carry out transactions on-line 24 hours a day via POS networks operating in Argentina.

The expansion of the call center, Alto Palermo’s credit department and number of branches required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries answered, granting of accounts and increases in transaction processing speed.

The technology group´s resources are divided into four sectors: Systems Development, Technology, Server Management and IT Security. Business growth has enabled us to incorporate highly trained professionals, training programs and, better practice methods.

Tarjeta Shopping operates with proprietary information systems , developed and suited to the company’s business. Its main systems are developed in 4GL language and Java with Informix 10 Data Base Engine, migrating to a new system developed on visual technologies under Oracle 10G Data Base. The main system platform is composed of SUN Spark servers, with Solaris 10 operating systems.

All business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these systems.

The systems allows the on-line capturing and validation of on-line purchases, receiving transactions through POS networks (mainly Posnet and LaPos), as well as cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to mantain its current cost structure while maintaining the growth of accounts it has been showing so far.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2006, 2007 and 2008:

	As of June 30,
	2006	2007	2008
	(in million Ps., except percentages)
Income Statement Data
Revenues	122.97	212.97	291.03
Costs	(45.53)	(77.42)	(131.86)
Gross profit	77.44	135.55	159.17
Selling expenses	(30.90)	(61.97)	(111.42)
Administrative expenses	(26.35)	(46.23)	(68.55)
Net (loss) income from retained interest in securitized receivables	2.62	3.25	(1.26)
Operating income	22.81	30.60	(22.06)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Income before taxes and minority interest	22.79	34.46	(17.03)
Income tax expense	(8.24)	(15.45)	(1.52)
Net income	14.55	19.01	(18.55)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Balance Sheet Data
Current assets:
Cash and banks	4.65	8.83	11.33
Investments	10.79	35.29	54.12
Accounts receivable	46.57	70.83	56.31
Other receivables	6.16	13.06	36.19
Inventory	0.03	0.0	0.0
Total current assets	68.19	128.01	157.95
Non-current assets:
Other receivables	7.43	24.31	21.57
Property, plant and equipment	4.88	9.68	12.32
Investments	39.81	55.68	111.10
Accounts receivable	19.74	40.58	7.72
Intangible Assets net	0.03	0.02	0.01
Total non-current assets	71.89	130.27	152.72
Total assets	140.08	258.28	310.67
Current liabilities:
Accounts payable	88.53	157.62	173.09
Customer advances	2.20	4.40	0.00
Short-term debt	5.89	12.90	61.57
Related parties	5.92	2.47	24.11
Salaries and social security payable	1.65	4.41	5.23
Taxes payable	6.44	21.78	13.52
Other liabilities	0.51	0.72	0.43
Total current liabilities	111.14	204.30	277.95
Non-current liabilities:
Accounts payable	0.00	0.00	3.24
Long-term debt	0.10	6.13	0.19
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	0.10	6.13	3.44
Total liabilities	111.24	210.43	281.39
Shareholders’ equity	28.84	47.85	29.29
Total liabilities and shareholders’ equity	140.08	258.28	310.68
Other Financial Data
Return on assets	10.4%	7.4%	(6.0)%
Return on shareholders’ equity	101.8%	65.9%	(38.8)%
Net interest margin	62.84%	64.72%	55.01%
Non-performing loans as a percentage of total loans	25.20%	24.48%	46.31%
Reserve for loan losses as a percentage of total loans	16.80%	15.17%	47.97%
Reserve for loan losses as a percentage of non-performing loans	66.65%	61.98%	103.60%

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. Its development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with IRSA’s development of residential communities, it frequently acquires vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In IRSA’s fiscal year ended June 30, 2008, revenues from its Development and Sale of Properties segment were Ps.196.8 million, compared to Ps.75.8 million in fiscal year 2007. The local currency remained stable throughout the 2007 fiscal year; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to its real estate activity. Therefore, during the 2009 fiscal year IRSA expects to complete the projects under development, as well as to analyze new undertakings.

Construction and renovation works on its residential development properties is currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. Eventually, IRSA receives finished square meters for commercialization, without taking part in the construction works.

In the first quarter of the fiscal year ended June 30, 2008, in order to strengthen our presence in the development properties segment, IRSA, together with CYRELA, a Brazilian developer, created a venture that operates under the name IRSA-CYRELA (CYRSA) to develop high end residential units in Argentina.

IRSA-CYRELA’s first project, located on two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. This development will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings, totaling 59,000 sqm of construction distributed in 467 units. Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas and an aerobic trail. As of June 30, 2008, IRSA had executed preliminary sales agreements for 96% of the available units, and the clients have made advance payments. IRSA expects that the units will be completed and delivered in early 2011. IRSA consolidates the results of this venture in our financial statements, with revenues accruing as work is completed.

The following table shows certain information and gives an overview regarding IRSA’s sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost /Real Cost	Area intended for sale	Total Units or Lots(3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold(4)	Accumulated Sales	Sales for the year ended June, 30,			Book Value 2008
									2008	2007	2006
		(Ps. thousand)(1)	(sqm)(2)					(Ps. thousand)(5)		(Ps. thousand)		(Ps. thousand)
Residential Apartment
Torres Jardín	18/07/96	56,579	32,339	490	100.00%	100.00%	99.80%	70,626	577	—	—	212
Torres de Abasto(8)	17/07/94	74,810	35,630	545	63.33%	100.00%	100.00%	109,561	295	—	—	325
Edificios Cruceros	22/07/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	1,262	8,383	10,031	19
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	77.20%	10,916	2,359	8,557	—	1,886
Minetti D	20/12/96	15,069	6,913	70	100.00%	100.00%	98.89%	11,675	49	—	—	58
Alto Palermo Park(9)	18/11/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	390	63	—
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	94.00%	96.00%	—	—	—	—	42,485
Torres Renoir II(15)	03/11/97	41,808	6,294	37	100.00%	N/A	100.00%	56,591	56,591	—	—	—
Torres de Rosario(8)	30/04/99	—	1,504	15	63.33%	0.00%	0.00%	—	—	—	—	3,379
Terrenos de Caballito(16)	03/11/97	—	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter transaction Terreno Caballito (Cyrsa)(15)	03/11/97	—	7,451	0	100.00%	0.00%	0.00%	—	—	—	—	19,742
Credit for barter transaction Terreno Caballito (KOAD)(15)	03/11/97	22,815	6,833	118	100.00%	50.00%	100.00%	22,815	—	—	22,815	22,663
Libertador 1703 y 1755(16)	16/01/07	—	59,000	467	50.00%	0.53%	98.00%	—	—	—	—	64,300
Other residential apartments(10)	N/A	31,101	18,061	162	100.00%	100.00%	100.00%	36,110	—	—	—	13

Subtotal Residential Apartments		318,910	206,204	2,065	N/A	N/A	N/A	385,890	61,133	17,330	32,909	159,511
Residential Communities
Abril/Baldovinos(11)	03/01/95	130,955	1,408,905	1273	100.00%	100.00%	95.90%	222,091	4,030	1,124	3,942	7,729
Benavidez(15)	18/11/97	20,544	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	26/05/92	4,742	75,970	219	100.00%	100.00%	98.95%	13,952	—	—	—	43

Subtotal Residential Communities		156,241	1,612,592	1,602	N/A	N/A	N/A	247,873	4,030	1,124	3,942	17,767
Land Reserves
Puerto Retiro(9)	18/05/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,498
Santa María del Plata	10/07/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	31,000	—	135,785
Pereiraola(11)	16/12/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta(8)	07/07/98	—	1,925	—	63.33%	0.00%	100.00%	22,969	—	—	22,969	—
Terreno Rosario(8)	30/04/99	—	42,620	—	63.33%	0.00%	19.85%	3,428	3,428	—	—	17,093
Caballito Mz 35	03/11/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	19,152	—	—	—
Canteras Natal Crespo	27/07/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	57	91	75	5,555
Luján	30/05/08	—	1,160,000	—	100.00%	0.00%	0.00%	—	—	—	—	9,510
Terreno Beruti(8)	24/06/08	—	3,238	—	63.33%	0.00%	0.00%	—	—	—	—	52,030
Pilar	29/05/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Padilla 902	21/07/97	—	125	—	100.00%	0.00%	0.00%	—	—	—	—	101
Air Space Coto(8)	24/09/97	—	19,755	—	63.33%	0.00%	0.00%	—	—	—	—	13,143
Torres Jardín IV	18/07/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito(8)	03/11/97	—	23,389	—	63.33%	0.00%	0.00%	—	—	—	—	36,696
Patio Olmos	25/09/07	22,700	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other land reserves(12)	N/A	—	13,537,620	—	81.67%	0.00%	0.00%	—	—	—	—	11,439

Subtotal Land Reserves		22,700	21,924,674	—	N/A	N/A	N/A	76,772	22,637	31,091	23,044	396,949
Other
Alsina 934	20/08/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	—	1,833	—
Bouchard 551	15/03/07	244,148	9,946	N/A	100.00%	100.00%	100.00%	108,423	108,423	—	—	—
Madero 1020	21/12/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,947	476	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	—	26,206	41,808	—
Other Properties(13)	N/A	14,418	7,017	33	100.00%	100.00%	99.22%	21,468	112	—	430	1,566

Subtotal Other		301,115	36,243	45	N/A	N/A	N/A	250,221	109,011	26,206	44,071	1,566

Total(14)		798,966	23,779,713	3,712	N/A	N/A	N/A	960,756	196,811	75,751	103,966	575,793

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.

(6)	Corresponds to our total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.

(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2008, adjusted for inflation at 02/28/03.

(8)	Indirectly owned through Alto Palermo.

(9)	Indirectly owned through Inversora Bolivar.

(10)	Includes the following properties: Dorrego 1916 through IRSA.

(11)	Directly through IRSA and indirectly through Inversora Bolivar. Includes sale of Abril shares.

(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, advance purchase of San Luis (through Inversora Bolivar) and C.Gardel 3134, C.Gardel 3128, Aguero 596, Zelaya 3102, Conil and others APSA (through Alto Palermo).

(13)	Includes the following properties: Puerto Madero Dock XIII (through IRSA).

(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to our consolidated financial statements.

(15)	Corresponds to receivables from swaps disclosed as “Inventories” in the consolidated financial statements.

(16)	Indirectly owned through CYRSA S.A.

Residential Apartments

In the apartment building market, IRSA acquires undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. IRSA then develops multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, IRSA’s strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which IRSA sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, IRSA will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters IRSA will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to IRSA a first lien mortgage on the property to secure up to US$7.4 million of its obligations to IRSA and posted a surety bond in IRSA’s favor supporting an additional US$2.0 million of Koad’s obligations to IRSA.

Torres Renoir, Dock III. In September 2004, IRSA and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter contract whereby IRSA delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing units, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$8.0 million. As a security for the transaction, DYPSA set up a first degree mortgage for US$ 8.0 million in favor of IRSA. During the fiscal year ended June 30, 2008, DYPSA transferred to IRSA the possession of all of the individual storage spaces and parking lots totaling amount of US$ 0.5 million. IRSA signed preliminary sales agreements for certain units to be received which where valued at their net realizable value. The increase for this method of valuation amounted to Ps.21.0 million; of which Ps. 2.6 million and Ps. 18.4 million were recorded as of June 30, 2008 and 2007, respectively.

In June 2006, IRSA signed a barter contract with DYPSA whereby IRSA delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages spaces representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction amounts to US$ 13.5 million. In November 2007, IRSA and DYPSA resolved the substitution of the mentioned barter exchange for a payment of US$ 18.3 million, which was fully collected as of June 30, 2008. The gain on the substitution was Ps. 14.8 million.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, IRSA acquired the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4 year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the above mentioned transaction, Rummaala acquired a plot of land adjacent to its own property for a total consideration of US$15.00 million, payable as follows: (i) US$0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term starting from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the units, the property located at Suipacha 652 was mortgaged.

In April 2007, IRSA constituted CYRSA S.A. in order to develop high-end residential units in Argentina. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that IRSA contributed).

IRSA also entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

Cyrsa is presently developing this plot of land. As of June 30, 2008 IRSA had executed preliminary sales agreements representing 96% of the units to be sold.

The sale prices set forth in these preliminary sales contracts consist of a fixed part and a variable part to be determined in line with future construction expenses.

The client can choose from these purchase plans:

•	The price determined will be paid on installments and be fully paid at the time of transfer / signature of deeds.

•	Partial payment installments payable up to the time of transfer / signatures of deeds, and the remaining balance is finance for 90 months, with the units mortgaged in IRSA’s favor as guarantees.

IRSA is committed to transfer the functional units by February 2011.

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a plot of land of approximately 42,620 square meters (without parcel 7 already permuted) square meters in the city of Rosario, near the Alto Rosario Shopping Center. On

October 11, 2007, IRSA entered into a barter agreement with Condominios del Alto S.A. pursuant to which its subsidiary Alto Palermo S.A. bartered a fraction of parcel 2-g representing a total of 7,901.30 square meters for the construction of a residential complex. As consideration for this parcel, Condominios de Alto S.A. will deliver fifteen housing units, with a total constructed surface area of 1,504.45 square meters and fifteen parking spaces. In addition, Alto Palermo granted to Condominios an option to purchase through barter parcel 2-h.

Terreno Caballito, CYRSA. In June 2008 IRSA entered into a barter agreement with CYRSA (the 50-50 joint venture with Cyrela) in which IRSA bartered a 9,784 square meter property in the Caballito neighborhood in the city of Buenos Aires.

CYRSA agreed to develop a residential project comprised of a first stage of two towers and a third tower to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to tranfer to IRSA certain home units in the buildings to be built which will represent 25% of the area constructed. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million. If CYRSA does not construct the third building by June 2010, then IRSA will receive the functional units and have the right to construct the third building in the future.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2008 there are 20 parking spaces pending sale. The project originally included four 23-story towers targeting the middle-income market, but IRSA decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. In May 1999, IRSA completed the construction of “Torres de Abasto,” a 545-apartment high-rise residential complex located one block away from Abasto in the center of the City of Buenos Aires. The complex had a construction cost of US$34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security, approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings. As of June 30, 2008, 100% of the units in the complex had been sold.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This building covers 6,400 square meters of surface area of which 3,633 belong to IRSA, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views of the river. This development was partially financed through the advance sale of its apartments. As of June 30, 2008, the project was completed and 100% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 IRSA purchased a plot of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units IRSA was obligated to deliver upon the building’s completion. IRSA financed the construction of this luxury residential complex designed for high-income customers with its own working capital. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. As of June 30, 2008 the project was completed and only 2 units and 8 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that IRSA converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the City of Buenos Aires, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of June 30, 2008, all of the loft units in the complex had been sold.

Minetti D., City of Buenos Aires. Minetti D. is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2008, 98.9% of the units had been sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets IRSA acquired in November 1997 from Pérez Companc S.A. As of June 30, 2008, all of the units in Alto Palermo Plaza were sold and there was only one unit to be sold in the Alto Palermo Park.

Residential Communities

In the residential communities market, IRSA acquires undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties IRSA builds streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

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

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2008, 95.9% of the property had been sold for an aggregate of Ps.222.1 million, with 53,628 square meters left to be sold.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, IRSA is developing a 99.8 hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation. As of June 30, 2008, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. However, the underground tunnel and the Bancalari/Benavidez road are still pending completion. In mid-fiscal year 2008, the preliminary marketing of the complex started.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2008, only one plot had not been sold.

Land Reserves

IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA has acquired what it believes to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth, As of June 30, 2008, IRSA’s land reserves totaled 27 properties consisting of approximately 2,195 hectares (including Rosario, Terreno Beruti, Caballito, and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through IRSA´s subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project is currently expected to have residential complexes as well as offices, stores, hotels, sports, water areas, services areas with schools, supermarkets and parking lots.

As part of the project, IRSA sold 10% of the capital stock of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million is payable on December 23, 2009.

Background

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards for the site, and call for a proposal to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana – “COPUA). In 1997 IRSA acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by our subsidiary Solares de Santa María S.A. From that date forward, IRSA has sought the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires.

Evolution of Approval Instances

In 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office, for approval.

In 2002, by Decree 405/02, the Government called for a public hearing to be held in June 2002, which was attended by professional and private entities and assessed by all competent agencies.

In July 2006, the COPUA made its recommendations about the project. On December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was included in the proposals for the strategic development of the City’s Southern Area.

•	A pedestrian lane was designed along the permiter of the entire site on the Río de la Plata bank.

•

Integration with the city was prioritized respecting the surrounding urban landscape, designing a waterfront along the Río de la Plata bank, and providing vehicular integration with the avenues surrounding the site.

•	IRSA proposed the donation of 50% of the site to the City of Buenos Aires which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (formerly COPUA) passed the 145-COPUAM-07 REPORT which stated that it had no objections to the company’s proposal and requested that the General Attorney render a decision concerning the ruling proposed.

In May 2007, the Traffic Bureau requested a new traffic study for the area. This new study was carried out and the report and traffic simulation were discussed with the authorities.

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Bureau, the General Attorney and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the City Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of space for public use and convenience is the maximum provided for in the Planning Code: 50% of the site will be donated for public use (357,975 sqm).

Notwithstanding this approval, several operational and legal issues remain in the implementation of this project. The Decree has been challenged by an appeal for legal protection (acción de amparo) and as a result, IRSA cannot give you any assurances as to when IRSA will be able to kick off this project.

As of October 30, 2008, our internal team completed the Urban Development project draft for Solares de Santa María. Feasibility studies have been filed with the service companies and IRSA has held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

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

Caballito, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, purchased by Alto Palermo in November, 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. The authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital in this plot has not been granted yet, and IRSA cannot give assurance that it will be granted.

Terreno Figueroa Alcorta. On December 22, 2005, IRSA’s subsidiary Alto Palermo s sold the plot of land denominated Alcorta Plaza for a total price of US$7.7 million to RAGHSA S.A. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The four installments had been collected as of the fiscal year ended June 30, 2008.

Terreno Beruti. On June 24, 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center “Shopping Alto Palermo”. The transaction involved a surface area of 3,238 square meters for a price of US$ 17.8 million. This is a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Coto Air Space. Alto Palermo is the owners of an air space of about 19,755 m2 above Coto Hypermarket, close to its Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby Alto Palermo acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, IRSA owns a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to IRSA’s Abril community. IRSA intends to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. IRSA has not yet established the costs and financing method for this proposed project, but IRSA has already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2008.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, IRSA does not have a cost estimate or a financing plan. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2008.

Luján. In May 2008, Cresud entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3 million. Cresud paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned us the preliminary purchase contract. We will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount IRSA paid at the time of the signing of the preliminary purchase.

Other Undeveloped Parcels in the City and Province of Buenos Aires. IRSA’s land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. IRSA also owns a property in the outskirts of the City of Santa Fe called Isla Sirgadero.

Land Reserves in Other Provinces

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November, 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. The building contains a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex, legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. This contract establishes a monthly rent payment and increases of Ps.2,513 every 47 months. On September 25, 2007, Alto Palermo signed with the Government of the Province of Córdoba the title deed of the property where the Patio Olmos Shopping Center is currently operating and the concession agreement was also transferred. The agreed purchase price balance of Ps.22.7 million was paid. As of June 30, 2008, the concession is in its 196th month with a monthly payment of Ps.12,565.

Canteras Natal Crespo, Province of Córdoba. The initail guidelines for the development of this project are in process on the basis of the master plan of the Chilean architect firm URBE. Preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government of Córdoba.

This project consists of a mix of residential and commercial buildings and will be located in an attractive natural setting in the mountains of Córdoba. Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as its main activity the development of this project

Office and Other Non-shopping Center Rental Properties

Overview

IRSA is engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2008, IRSA directly and indirectly, owned interests in 28 office and other rental properties in Argentina which comprised 260,866 square meters of gross leaseable area. Of these properties, 19 were office properties which comprised 163,724 square meters of gross leaseable area. For the fiscal year ended June 30, 2008, IRSA had revenues from office and non- shopping center rental properties of Ps.101,0 million.

All of IRSA’s office rental property in Argentina is located in the City of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2008 the average occupancy rate for all IRSA’s properties in the Offices and Other Rental Property segment was approximately 93.55%. Nine different tenants accounted for approximately 27.0% of its total revenues for the fiscal year ended June 30, 2008. IRSA’s seven main office rental tenants are: Grupo Total Austral, Price Waterhouse, Apache Energía, Exxon Mobile Business Center, Sibille S.C. (KPMG), Microsoft de Argentina S.A., and Unilever Argentina.

Management. IRSA generally acts as the managing agent of the office properties in which IRSA owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of its units that are not rented, in which case IRSA absorbs the cost. IRSA leasable space is marketed through commissioned brokers, the media and directly by IRSA.

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

	Date of Acquisition	Leaseable Area sqm(1)	Occupancy Rate(2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000(3)	Annual Rental Income for fiscal years Ps./000(4)			Book Value (in thousands pesos)(5)
						2008	2007	2006
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100%	100%	1,368	12,496	10,977	5,436	90,526
Dock Del Plata	11/15/06	7,921	100%	100%	533	6,945	3,103	N/A	25,654
Libertador 498	12/20/95	10,533	100%	100%	782	8,551	6,307	3,872	39,632
Maipú 1300	09/28/95	10,280	100%	100%	701	8,107	6,006	3,515	41,029
Laminar Plaza	03/25/99	6,521	100%	100%	499	5,607	4,631	3,059	28,342
Reconquista 823/41	11/12/93	5,016	100%	100%	185	2,256	1,139	N/A	18,445
Suipacha 652/64	11/22/91	11,453	100%	100%	357	2,480	1,398	1,055	11,840
Edificios Costeros	03/20/97	6,389	89%	100%	325	3,896	3,124	1,760	17,922
Costeros Dique IV	08/29/01	5,437	100%	100%	394	4,603	1,987	1,736	20,287
Bouchard 710	06/01/05	15,014	100%	100%	1,184	12,931	8,900	5,813	67,305
Bouchard 551	03/15/07	23,378	100%	100%	1,674	12,678	3,925	N/A	155,226
Madero 1020	12/21/95	215	100%	100%	7	89	97	78	696
Della Paolera 265	08/27/07	15,822	100%	100%	1,303	15,688	N/A	N/A	165,463
Edificio República	04/28/08	19,533	19%	100%	203	203	N/A	N/A	228,767
Other Offices (7)	N/A	3,677	100%	N/A	140	1,385	1,289	1,040	10,606

Subtotal Offices		163,724	90%		9,655	97,915	52,883	27,364	921,740
Other rental properties
Other rental properties (8)	N/A	504	56%	N/A	17	188	242	175	4,150
Works in Progress Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	N/A	N/A	36,387
Museo Renault	12/06/07	1,275	100%	100%	30	204	—	—	4,970
Thames (6)	11/01/97	33,191	100%	100%	51	607	607	607	3,899
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	67	958	1,043	1,234	12,494
Other Properties (9)	N/A	2,072	100%	N/A	16	220	168	106	6,142

Subtotal		97,142	100%	N/A	181	2,177	2,060	2,122	68,042
Related fees (12)	N/A	N/A	N/A	N/A	N/A	897	740	1,079

Total offices and other(10)	N/A	260,866	94%	N/A	9,836	100,989	55,683	30,565	989,782

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Agreements in force as of June 30, 2008 for each property were computed.

(4)	Total consolidated leases, according to the RT21 method.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6)	Indirectly owned through Inversora Bolivar S.A.

(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, and Sarmiento 517.

(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril (wholly assigned to Abril S.A.) and Casona in Abril (through IRSA and Inversora Bolivar).

(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA) and Constitución 1159 (through IRSA).

(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to IRSA’s audited consolidated financial statements included elsewhere in this annual report.

(11)	Work in progress of an AAA office building in Puerto Madero.

(12)	Income from building management fees.

The following table shows a schedule of the lease expirations of IRSA’s office and other properties for leases outstanding as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)(3)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
2009	52	47,890	52%	21,713,170	19%
2010	56	52,583	22%	40,081,509	35%
2011	54	55,537	23%	46,227,909	40%
2012+	9	7,652	3%	6,626,334	6%

Total	171	163,662	100%	114,648,922	100%

(1)	Includes Offices which contract has not been renewed and vacant stores as of June 30, 2008.

(2)	Does not include vacant leased square meters.

(3)	Does not include square meters or revenues from parking spaces.

The following table shows IRSA’s office occupancy percentage during fiscal years ended June 30, 2006, 2007 and 2008:

	Occupancy Percentage
	Fiscal year ended June 30,(1)
	2006	2007	2008
	(in percentage)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 557	N/A	100	100
Dock del Plata	N/A	100	100
Libertador 498	100	100	100
Maipu 1300	95	100	100
Laminar Plaza	100	100	100
Madero 1020	100	100	100
Reconquista 823/41	—	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	95	96	89
Costeros Dock IV	100	96	100
Della Paolera 265	N/A	N/A	100
Edificio República	N/A	N/A	19
Others(2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2008, 2007 and 2006 considering the total leaseable office area for each year.

(2)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for IRSA’s offices during fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30,(1)
	2006	2007	2008
	(Ps. per square meter)
Offices
Intercontinental Plaza	299	487	555
Bouchard 710	387	623	861
Bouchard 557(2)	N/A	118	458
Dock del Plata	N/A	392	877
Libertador 498	374	634	812
Maipu 1300	373	597	789
Laminar Plaza	479	710	860
Madero 1020	362	450	414
Suipacha 652/64	119	123	217
Reconquista 823/41	—	236	450
Edificios Costeros	278	504	610
Costeros Dock IV	259	387	847
Della Paolera 265(3)	N/A	N/A	992
Edificio República (4)	N/A	N/A	55
Others(4)	285	429	448

(1)	Calculated considering Annual Leases to total leaseable office area, in accordance with IRSA’s percentage of ownership in each building.

(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.

(3)	The property was acquired on August 27, 2008, consequently income is for only ten months of fiscal year ended June 30, 2008.

(4)	The property was acquired on April 28, 2008 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.

(5)	Includes the following buildings: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties

Set forth below you will find information regarding IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by IRSA in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Bouchard 551, City of Buenos Aires. Bouchard 551 is a Class A office building IRSA acquired in March 2007, for a total price of US$84.1 million, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and the Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. On January 9, 2008, IRSA sold a 29.9% stake in the building, which represented an attractive opportunity for IRSA to realize the appreciation of IRSA’s portfolio assets. The transaction included a surface area of 9,946 sqm plus 133 parking spaces and amounted to US$ 34.4 million. Principal lessees include La Nación S.A. and Price Waterhouse & Co. and AS. EM. S.R.L.

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

Della Paolera 265, BankBoston Tower. In August 2007, IRSA acquired a 50% interest in the “Bank Boston Tower”, a 31,670 square meter property located in Buenos Aires, for total consideration of US$ 54 million. As of June 30, 2008, the occupancy rate of the BankBoston Tower was 100%. The principal tenants include Standard Bank, Exxon Mobile, Kimberly Clark de Argentina, Hope, Duggan & Silva S.C. and Apache Energía.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of three of the most important fares thorough of the City of Buenos Aires, making it accessible from the north, west and south of the city. IRSA owns 17 floors with an average area per floor of 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Allergan Productos Farmaceuticos S.A. and IRSA’s subsidiary CYRSA S.A.

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

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor has an average area of 1,453 square meters, including common areas. IRSA owns 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, Telefónica Moviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Fertiva Latinoamérica S.A.

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

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. IRSA owns the entire building which is made up of three basements,

space for 52 cars in the car parks, the ground floor and 15 floors of office space. The building has floors with an average area of 540 square meters. As of June 30, 2008, IRSA has an occupancy rate of 100.0%. The building’s principal tenants include Marval & O’Farrel and Tracker S.R.L.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. IRSA owns the two buildings which have a gross leasable area of 6,319 square meters. In September 1999 IRSA completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

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

Edificio República. In April 2008, IRSA acquired and paid US$ 70.2 million for the property. The acquisition was partially financed by a mortgage loan from Banco Macro of US$33.5 million accruing interest at a fixed rate of 12% per annum and payable in five installments beginning in April 2009. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds 19,533 gross leaseable square meters to our portfolio. The building has 20 floors, 16 of which were vacated at the time of acquisition. As of June 30, 2008, IRSA executed agreements for 9,000 sqm with several important tenants, including Apache Energía, Deutsche Bank, Estudio Beccar Varela and Banco Itaú, at values of US$37 and US$39 per square meter.

Dock IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 20,668 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The total projected investment amounts to approximately Ps.50.5 million. As of October 31, 2008, approximately 82% of the project had been completed.

Other office properties. IRSA also has interests in three smaller office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.1.4 million in annual rental income for fiscal year 2008. Among these properties are Madero 942, Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. IRSA’s portfolio of non-shopping center leased properties includes ten non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Edificio Crucero I, Thames and Santa María del Plata.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased IRSA’s share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA’s hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Sales in Ps.000 as of June 30 of fiscal(3) (in thousands Ps.)			Book value as of 06/30/08
					Ps.(2)	2008	2007	2006
Intercontinental(3)	11/97	76.34%	309	76.1%	486	57,517	45,263	39,305	59,402
Sheraton Libertador(4)	3/98	80.00%	200	89.3%	400	34,526	29,338	25,302	46,501
Llao Llao(5)	6/97	50.00%	201	62.4%	933	56,804	48,080	39,156	92,868
Plots in Bariloche(5)	12/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total			710	76%	557	148,847	122,681	103,763	220,671

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).

(4)	Indirectly owned through Hoteles Argentinos S.A.

(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. The Sutton Group currently owns a 50% stake in the hotel. The Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

During 2007, the hotel was expanded at a cost of approximately US$12.7 million. The number of suites in the hotel increased to 201 rooms, improvements were made in the kitchen and laundry room, and a high technology water purifying plant was constructed. As of June 30, 2008, the works were completed and 43 additional rooms were being offered to the public.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 25% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

During the fiscal year ended June 30, 2008, IRSA invested US$1.5 million in improvements to the rooms (standard and junior suites), corridors and floors of the “Club Continental” sector. These improvements were aimed at providing greater comfort for hotel guests, according to the standards of Intercontinental Hotels worldwide.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, IRSA sold 20% of IRSA’s interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural setting and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

IRSA’s Investment in Banco Hipotecario

IRSA’s has a significant investment in Banco Hipotecario which represented 6.5% of its consolidated assets as of June 30, 2008. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 41 branches and 50 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. As of June 30, 2008, Banco Hipotecario ranked third in the Argentine financial system in terms of shareholders’ equity and tenth in terms of total assets. As of June 30, 2008, Banco Hipotecario’s shareholders’ equity was Ps.2,651.7 million, its assets were Ps.10,572.3 million, and its net income for the first six months of 2008 was Ps.9.5 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

As of June 2008, it continued expanding these business lines, as non-financial private sector loans increased to Ps.669.6 million, principally as a result of retail and consumer loan originations which represent a 70.5% increase over the amount at June 2007. Commercial loans to the private sector decreased 17.5% during the same period.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2008, its portfolio of non-mortgage loans increased to 51.7% of its total loan portfolio compared to 51.2% as of June 30, 2007

During 2007 and the six-month period ended June 30, 2008, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,				As of June 30
	2006		2007		2008
Checking accounts	Ps.	18.7	Ps.	35.5	Ps.	40.3
Saving accounts		165.6		190.9		178.1
Time deposits		428.6		1,069.0		1,657.3
Other deposit accounts		23.4		29.3		32.4
Accrued interest payable		3.6		10.1		18.2

Total	Ps.	639.9	Ps.	1,334.8	Ps.	1,926.3

Seasonality

IRSA’s “shopping centers” business unit is subject to strong seasonality. During the summer holiday season (January and February) IRSA’s tenants experience their minimum sales levels, compared to the winter holiday season (July) and December (Christmas) when IRSA’s tenants tend to reach their peak sales figures. Clothing and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season also have a major impact on IRSA’s business.

Competition

Shopping centers

IRSA competes in the shopping center sector through its subsidiary Alto Palermo. Because most of IRSA’s shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, IRSA’s targeted areas. The number of shopping centers in a particular area could have a material effect on IRSA’s ability to lease space in its shopping centers and on the amount of rent that IRSA is able to charge. IRSA believes that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with IRSA in areas through the development of new shopping center properties. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(4)	CBA	49,604	142	3.73%	2.98%
	Abasto de Buenos Aires	BA	39,642	171	2.98%	3.58%
	Mendoza Plaza Shopping(4)	Mendoza	39,421	152	2.96%	3.19%
	Paseo Alcorta(4)	BA	48,893	111	3.68%	2.33%
	Alto Palermo Shopping	BA	18,551	143	1.39%	3.00%
	Buenos Airess Design(3)	BA	14,069	63	1.06%	1.32%
	Patio Bullrich	BA	11,685	80	0.88%	1.68%
	Alto Noa(4)	Salta	18,851	89	1.42%	1.87%
	Córdoba Shopping(4)	Córdoba	23,428	104	1.76%	2.18%
	Alto Rosario (4)	Rosario	40,415	145	3.04%	3.04%

	Subtotal		304,559	1200	22.89%	25.16%
Cencosud
	Unicenter Shopping(4)	GBA	95,204	287	7.16%	6.02%
	Plaza Oeste Shopping(4)	GBA	42,083	146	3.16%	3.06%
	Quilmes Factory(4)	GBA	43,228	48	3.25%	1.01%
	Portal Lomas(4)	GBA	34,188	50	2.57%	1.05%
	San Martín Factory(4)	GBA	35,183	31	2.64%	0.65%
	Parque Brown Factory(4)	GBA	31,227	91	2.35%	1.91%
	Las Palmas del Pilar Shopping(4)	GBA	51,862	106	3.90%	2.22%
	Portal de Palermo(4)	BA	33,023	9	2.48%	0.19%
	Portal de la Patagonia(4)	Neuquén	34,279	50	2.58%	1.05%
	Portal de Escobar(4)	GBA	31,937	24	2.40%	0.50%
	Portal de los Andes (4)	Mendoza	31,380	40	2.36%	0.84%
	Portal de Madryn	Chubut	4,100	26	0.31%	0.55%
	Portal de Tucumán(4)	Tucumán	30,679	94	2.31%	1.97%
	Portal de Rosario(4)	Rosario	66,361	182	4.99%	3.82%

	Subtotal		564,734	1184	42.45%	24.82%
Other Operators
	Subtotal		461,031	2386	34.66%	50.02%
Total			1,330,324	4770	100.00%	100.00%

Source: Argentine Chamber of Shopping Centers.

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.

(3)	Alto Palermo has an effective interest of 53,7% in ERSA, a company that operates the concession of this building.

(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of significantly all international and domestic banks conducting business in Argentina, most of which have significantly greater financial resources than IRSA does and (ii) the strong market position of both Visa and Mastercard in Argentina. IRSA’s principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Efectivo Sí and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, StandardBank

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and Sale of Properties

A large number of companies are currently competing with IRSA in the development and sale of properties in Argentina. This segment is highly fragmented, and an increasing number of companies have been taking advantage of low construction costs and attractive property values, making this segment highly competitive. In addition, there is a large supply of comparable properties in the vicinity of IRSA’s developed properties. This may adversely affect its ability to sell IRSA’s developed properties at prices that generate a positive return on its investment.

Office and Other Non-Shopping Center Rental Properties

Substantially all of IRSA’s office and other non-shopping center rentals are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where IRSA’s properties are located. This is a highly fragmented market, and the abundance of comparable properties in its vicinity may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of its premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with IRSA for business opportunities. Moreover, in the future IRSA may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotels

IRSA owns three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and its other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. IRSA competes with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

IRSA’s Regulation and Government Supervision

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

Despite this restriction, in November 2007, the judicial courts authorized Alto Palermo to enter into a lease agreement with Wal Mart Argentina SRL for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the amount of time that was necessary to recoup this investment. In June 2008, Alto Palermo requested the judicial courts a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the judicial courts rejected the request and in November 2008 Alto Palermo appealed this decision. As of the date of this fiscal, the court’s decision is still pending.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of IRSA’s leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income. On August 16, 2006, former economy minister Felisa Miceli announced a loosening of requirements on mortgage loans up to Ps.300,000. Banks were enabled to finance 100 percent of house purchases on property valued at up to Ps.200,000 and 90 percent of purchases of property worth up to Ps.300,000. The duration of these loans will be up to 30 years. These measures were taken in response to the escalating cost of leases and the difficulties in accessing the mortgage loan market. These measures became effective in September, 2006.

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

26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

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

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform to the debtor of the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided plots of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

•

the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division;

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

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that acquire or use goods or services free of charge or for a price for final use for of their own benefit or that of their family or social group. It also includes the acquisition of rights on a time-share leasing, country club, private cemetery, among others.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promotes the services of such professionals.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production.

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

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

After IRSA’s acquisition of Bouchard 557, IRSA asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. As of the date of this annual report, this matter is still to be resolved.

After IRSA sold 29.85% interest vin Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial IRSA asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed IRSA that it was not necessary to report this sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding its acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and IRSA challenged this opinion in the local courts.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised IRSA that it was in fact required to so notify it. IRSA challenged this opinion in the local courts.

On January 15, 2007 IRSA was notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Antitrust Authority notified IRSA that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this annual report the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this annual report, the Antitrust Authority has not reached a decision.

For more information see Item 3 “Risk Factors – Risk related to IRSA’s Business - IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.”

Organizational Structure

The following is IRSA’s organizational chart and its principal subsidiaries as of June 30, 2008:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
100%
Palermo Invest
98,16%
1.84%
Inversora Bolivar
100%
E-Commerce Latina S.A.
Ritelco 100%
5.1%
Banks
Banco Hipotecario (12%)
70%
Banco de Crédito Y Securitización
APSA 63.3%
LEGAL ENTITIES
100%
100%
ASSETS
Office buildings
Dock del Plata
Bouchard 710
Bouchard 551
Libertador 498
Maipú 1300
Laminar Plaza
Madero 1020
Reconquista 823/41
Suipacha 652/64
Edificios Costeros
Costeros Dique IV
Della Paolera 265 (50%)
República
Others
Office buildings
Intercontinental Plaza
Others
100%
Shopping centers
Alto Palermo
Paseo Alcorta
Alto Avellaneda
Abasto
Patio Bullrich
Alto Noa
Alto Rosario
Empalme
Mendoza
54%
Shopping centers
Buenos Aires Design
95%
Shopping centers
Neuquén
80%
Shopping centers
Panamerican Mall
80%
Consumer financing
Tarshop
50%
Consumer financing
Metroshop
Residential Developments
Lease agent operations
100%
Comercializadora Los Altos S.A. FIBESA
50%
Hotel
Llao Llao
80%
Hotel
Sheraton Libertador
76%
Hotel
Intercontinental
Land Reserves
Solares Santa María del Plata 90%
Canteras Natal Crespo 50%
100%
Residential Appartments
Torres Jardín
Others
100%
Residential Appartments
Villa Celina
Land reserves
Pereiraola
50%
Land reserves
Puerto Retiro
Others
50%
100%
Residential Appartments
Alto Palermo Park
Others
100%
Residential Appartments
Torres de Abasto
100%
Residential Appartments
Caballito
Others
50%
Residential Appartments
Horizons
50%
Land Reserves
Terrenos de Caballito
Offices and rental properties
Hotel
Shopping Centers
Banks
Internet Companies
Consumer financing
Land reserves
Legal entities
Residential appartments
Residential developments

The following table presents information relating to IRSA’s ownership interest and the percentage of its consolidated total net revenues represented by its subsidiaries as of June 30, 2008.

Subsidiary	Activity	Country of Incorporation	Ownership percentage(1)	Voting power percentage(1)	Total revenues percentage
Ritelco S.A.	Investment	Uruguay	100%	100%	0.00%
Patagonian Investment S.A.	Investment	Argentina	100%	100%	0.00%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0.00%
Solares de Santa María S.A.	Real estate	Argentina	90%	90%	0.09%
CYRSA S.A.(4)	Real estate	Argentina	50%	50%	0.00%
Pereiraola S.A.I.C.I.F.y A	Real estate	Argentina	100%	100%	0.00%
Inversora Bolivar S.A.(3)	Real estate	Argentina	100%	100%	6.76%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	3.18%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	5.24%
Rummaala S.A.	Real Estate	Argentina	50%	50%	50%
Alto Palermo S.A.(2)	Shopping Centers	Argentina	63.34%	63.34%	59.04%
Quality Invest S.A.	Real estate	Argentina	100%	100%	0.00%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0.00%
Financel Communications S.A.	Electronic Payments of goods and services	Argentina	80%	80%	0.00%
Canteras Natal Crespo S.A.(2)	Real estate	Argentina	50%	50%	0.01%

(1)	It does not contemplate irrevocable contributions.

(2)	IRSA has joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with ECIPSA. See Note 2.f. to our audited consolidated financial statements.

(3)	Percentage of total revenues based upon Inversora Bolivar’s consolidated results which include those of Nuevas Fronteras S.A.

(4)	We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.

IRSA has a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2008, IRSA owned 11.76% of Banco Hipotecario, and 6.76% of such ownership was through its subsidiaries Inversora Bolívar S.A. and Ritelco S.A. Also, as of June 30, 2008, the voting power held by IRSA, Inversora Bolívar S.A. and Ritelco S.A. in Banco Hipotecario was 18.36%.

Employees

As of June 30, 2008, IRSA had 3,349 employees. IRSA’s employees corresponding to Argentine real estate are represented by the Commerce Union (almost 15%) -SEC: Sindicato de Empleados de Comercio- by Horizontal Property Union -SUTERH- (near 3% of workers) and the Administrative Construction Union –UECARA- (near 5% ). Shopping Centers and Consumer financing employees are also represented by the Commerce Union; approximately 66% of total workers are under commerce collective labor agreements. Hotel workers are represented by the Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA).

IRSA has not experienced a strike or significant work stoppage in the last ten years and believes that its relations with its employees are good.

The following table sets forth the number of employees in IRSA’s various businesses at the dates indicated:

	Argentine Real Estate(1)	Shopping Centers(2)	Hotels(3)	Telecommunication(4)	Credit Cards(5)	Total
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005	154	872	861	75	556	2,518
As of June 30, 2006	185	966	1,024	0	979	3,154
As of June 30, 2007	228	983	785	0	1,302	3,298
As of June 30, 2008	243	1,043	764	0	1,298	3,349

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.

(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.

(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

(4)	Telecommunications include Red Alternativa and Alternativa Gratis.

(5)	Credit cards include Tarshop.

Property

As of June 30, 2008, all of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively. IRSA does not currently lease any material properties other than its headquarters.

The following table sets forth certain information about IRSA’s properties:

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance		Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate(11)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	90,526	—		—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	7,921	City of Buenos Aires	25,654	—		—	—	—	—	Office Rental	100.0%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	67,305	—		—	—	—	—	Office Rental	100.0%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	155,226	—		—	—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	10,533	City of Buenos Aires	39,632	—		—	—	—	—	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	41,029	—		—	—	—	—	Office Rental	100.0%
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	28,342	—		—	—	—	—	Office Rental	100.0%
Madero 1020	12/21/95	215	City of Buenos Aires	696	—		—	—	—	—	Office Rental	100.0%
Reconquista 823/41	11/12/93	5,016	City of Buenos Aires	18,445	—		—	—	—	—	Office Rental	100.0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	11,840	Mortgage	(7)	—	—	—	—	Office Rental	100.0%
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	17,922	—		—	—	—	—	Office Rental	88.7%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	20,287	—		—	—	—	—	Office Rental	100.0%
Edificio República	4/28/08	19,533	City of Buenos Aires	228,767	Mortgage		101,5	Abr-13	20,3	annual nominal 12% over balances	Office Rental	19.0%
Works in progress Dique IV	12/02/97	N/A	City of Buenos Aires	36,387	—		—	—	—	—	Office Rental	N/A
Madero 942	08/31/94	768	City of Buenos Aires	2,285	—		—	—	—	—	Office Rental	100.0%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,957	—		—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,732	—		—	—	—	—	Office Rental	100.0%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	269	—		—	—	—	—	Office Rental	100.0%
Sarmiento 517	01/12/94	39	City of Buenos Aires	363	—		—	—	—	—	Office Rental	100.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	983	—		—	—	—	—	Commercial Rental	11.8%
Della Paolera 265	8/27/07	15,822	City of Buenos Aires	165,463	—		—	—	—	—	Office Rental	100.0%

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate(11)
Museo Renault	12/6/07	1,275	City of Buenos Aires	4,970	—	—	—	—	—	Commercial Rental	100.0%
Local comercial Cruceros	3/20/97	192	City of Buenos Aires	277	—	—	—	—	—	Commercial Rental	100.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,494	—	—	—	—	—	Others Rentals	100.0%
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Others Rentals	100.0%
Constitución 1159	06/16/94	2,072	City of Buenos Aires	4,100	—	—	-—	-—	—	Others Rentals	100.0%
Other Properties(8)	N/A	N/A	City and Province of Bs. As.	4,932	—	—	—	—	—	Office Rental	N/A
Alto Palermo Shopping(4)	12/23/97	18,551	City of Buenos Aires	178,622	—	—	—	—	—	Shopping Center	100.0%
Abasto(4)	07/17/94	39,641	City of Buenos Aires	180,972	—	—	—	—	—	Shopping Center	99.6%
Alto Avellaneda(4)	12/23/97	37,030	City of Avellaneda	96,271	—	—	—	—	—	Shopping Center	99.8%
Paseo Alcorta(4)	06/06/97	14,465	City of Buenos Aires	72,144	—	—	—	—	—	Shopping Center	99.5%
Patio Bullrich(4)	10/01/98	11,685	City of Buenos Aires	101,291	—	—	—	—	—	Shopping Center	100.0%
Alto Noa(4)	03/29/95	18,851	City of Salta	25,039	—	—	—	—	—	Shopping Center	100.0%
Buenos Aires Design(4)	11/18/97	14,069	City of Buenos Aires	13,617	—	—	—	—	—	Shopping Center	100.0%
Alto Rosario(4)	11/09/04	28,562	City of Rosario	81,630	—	—	—	—	—	Shopping Center	99.2%
Mendoza Plaza(4)	12/02/94	39,688	City of Mendoza	88,363	—	—	—	—	—	Shopping Center	97.7%
Córdoba Shopping(4)	12/31/06	10,117	City of Córdoba	72,464	Mortgage	6,1	Dic-08	6,1	Fix Rate 6%	Shopping Center	97.2%
Panamerican Mall(4)	12/01/06	37,404	City of Buenos Aires	283,361	—	—	—	—	—	Shopping Center (in construction)	N/A
Neuquén(4)	07/06/99	N/A	Province of Neuquén	12,912	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,498	—	—	—	—	—	Land Reserve	N/A
Santa María del Plata	07/10/97	675,952	City of Buenos Aires	135,785	—	—	—	—	—	Land Reserve	N/A
Pereiraola(5)	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserve	N/A

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate(11)
Terreno Torres de Rosario (4)	4/30/99	42,620	City of Rosario	17,093	—	—	—	—	—	Land Reserve	N/D
Canteras Natal Crespo	07/27/05	4,320,000	Province of Córdoba	5,555	—	—	—	—	—	Land Reserve	N/A
Luján	5/30/08	1,160,000	Province of Buenos Aires	9,510	—	—	—	—	—	Land Reserve	N/A
Terreno Beruti (4)	6/24/08	3,238	City of Buenos Aires	52,030	Mortgage	27	40.210	14	not accrues interests	Land Reserve	N/A
Patio Olmos(4)	9/25/07	5,147	Province of Córdoba	32,944	—	—	—	—	—	Land Reserve	N/A
Others Reserves of Land(6)	N/A	14,324,327	Ciudad y Provincia de Buenos Aires	67,817	—	—	—	—	—	Land Reserve	N/A
Residential apartments. communities and others(9)	N/A	N/A	City and Province of Bs.As.	178,845	—	—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	15,000	City of Bariloche	92,868	—	—	—	—	—	Hotel	62.4%
Hotel Intercontinental(3)	11/01/97	37,742	City of Buenos Aires	59,402	—	—	—	—	—	Hotel	76.1%
Hotel Libertador	03/01/98	17,463	City of Buenos Aires	46,501	Mortgage	17,5	Mar-10	15,3	Libor 6M + 700 pb	Hotel	89.3%
Terrenos Bariloche	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	4,5	Dic-09	0,3	Fix Rate 7%	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.

(3)	Through IBSA.

(4)	Through Alto Palermo.

(5)	Directly through IRSA and indirectly through IBSA.

(6)	Includes the following land reserves: Terrenos Pilar, Padilla 902 and Terreno Torre Jardín IV (through IRSA), Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, advance purchase San Luis and Merlo (through IBSA), and Terreno Caballito, the Coto project, C. Gardel 3128/34, Agüero 596, Zelaya 3102 and Conil (through Alto Palermo).

(7)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(8)	Includes the following properties: Abril and Alto Palermo Park (through and Inversora Bolivar) and Torre Renoir I (through IRSA).

(9)	Includes the following properties: Torres Jardín, Torres Abasto, Edificios Cruceros; Barrio Chico, Concepción Arenal, Torres Renoir II, Swap receivables Terreno Caballito (Cyrsa), Swap receivables Terreno Caballito (KOAD) Torre Caballito, Horizons, Dorrego 916, Abril/Baldovinos,Benavidez, V.Celina and Dock 13 (through IRSA).

(10)	All assets are owned by IRSA or through any of its subsidiary.

(11)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

On October 29, 2007 IRSA paid US$ 24.3 million of principal and US$ 0.35 million of accrued interest of its secured floating rate notes due November 2009 and US$ 14.95 million of principal and US$ 0.21 million of accrued interest of IRSA’s unsecured loan agreement. The payment of such debt produced the cancellation of the mortgages that IRSA had in connection with the issuance of the collateralized notes (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV).

Insurance.

IRSA carry insurance policies with insurance companies that IRSA consider to be financially sound.

In its Development and Sale of Properties segment, IRSA only maintains insurance when IRSA retains ownership of the land under development or when IRSA develops the property ourselves.

IRSA’s liability and fire insurance policies cover potential risks such as property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption. Such insurance policies have specifications, limits and deductibles which IRSA believes are customary.

IRSA maintain insurance policies for our properties after the end of construction only if IRSA retain ownership, primarily in the Offices and Other Non-Shopping Center Rental Properties segment.

IRSA carries directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury.

IRSA also provide life or disability insurance for our employees as benefits.

IRSA believe our insurance policies are adequate to protect us against the risks for which IRSA are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive. See “Risk Factors—Risks Related to our Business—Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.”

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and principal non-subsidiary investments, all of which are organized under the laws of Argentina, as of June 30, 2008:

Subsidiaries	Effective Ownership and Voting Power Percentage		Property/Activity
Inversiones Ganaderas S.A.	99.99%		This company owns two farms located in the Province of Catamarca: “Tali Sumaj” and “El Recreo”.

Agropecuaria Cervera S.A.	99.99%		This company has the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project in various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities.

Cactus Argentina S.A.	24.00%		This company represents our strategic alliance with Cactus Feeders Inc. and Tyson Foods Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%		An agriculture, dairy and beef cattle company which owns two farms (“Las Playas” and “San Nicolás”) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,642 beef cattle head.

Futuros y Opciones.Com S.A.	68.10%		A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	42.13%		It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	14.39%		BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

Exportaciones Agroindustriales Argentinas S.A.	0.36%		Exportaciones Agroindustriales Argentinas S.A. (EAASA) a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Agrology S.A.	99.99	%(1)	Agrology S.A. is a new venture that invests in financial instruments and manages equity interests in other companies.

FyO Trading S.A.	69.26	%(2)	FyO Trading S.A. is a new venture that engages in agricultural production and commerce.

(1)	Includes Inversiones Ganaderas S.A.’s interest.

(2)	Includes Futuros y Opciones.Com S.A.’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Properties

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Owned Farms as of June 30, 2008
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Ps. millions)(1)	Encumbrances (Ps. million)
“La Adela”	Buenos Aires	1,054	Original	Crops	9.1	—
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crops/Milk	16.1	—
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crops/Beef Cattle	47.2	Mortgage 5.0
“Las Vertientes”	Córdoba	4	—	Silo	0.7	—
“La Esmeralda”	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle	10.7	—
“La Suiza”	Chaco	41,993	Jun. ‘98	Beef Cattle	29.6	—
“Santa Bárbara” /”Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation	19.1	—
“Cactus” (2)	San Luis	41	Dec. ‘97	Feed lot	0.9	—
“Tali Sumaj” / “El Recreo”(3)	Catamarca	26,922	May. ‘95	Beef Cattle/ Natural Woodlands	5.8	—
“Los Pozos”	Salta	242,516	May ‘95	Beef Cattle/Crops/Natural Woodlands	43.9	—
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crops	9.2	—
“San Nicolás”/”Las Playas”(4)	Sta.Fe/ Cba.	2,965	May. ‘97	Crops/Beef Cattle	12.9	—
“El Tigre”	La Pampa	8,365	Apr.’03	Crops/Milk	34.9	—
“8 de Julio”	Santa Cruz	90,000	May. ‘07	Natural Woodlands/ Sheep production	8.2	—
“La Esperanza”	La Pampa	980	Mar. ‘08	Crops	4.3	—
Total		443,532			252.6

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.

(2)	Hectares and carrying amount in proportion to our 24.0% interest in Cactus Argentina S.A.

(3)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.

(4)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

Insurance

We carry insurance policies with insurance companies that we consider to be financially sound.

We employ multi-risk insurance for our farming facilities and industrial properties, which covers property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption.

Such insurance policies have specifications, limits and deductibles which we believe are customary. Nevertheless, they do not cover damages to our crops.

We carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury.

We also provide life or disability insurance for our employees as benefits.

We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	73,113,993	35,618,183
Vehicles	Theft, fire and civil and third parties liability	2,321,686	849,545

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating financial review and prospects

A. CONSOLIDATED OPERATING RESULTS

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 “Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us and the opportunities and challenges as a result of the global economic crisis, and risks on which we are focused.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2008, 2007 and 2006 relate to the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 20 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

Effects of the economic crisis since 2001

Our historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina, where all of our assets are located and our operations are performed. From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8,5% during 2007 and 4,7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

During 2008, the global economy has deteriorated significantly as a consequence of the subprime mortgage crisis. Therefore, Argentina faces a global economic slow-down that may significantly impair economic growth. However, Argentina can continue to generate positive export balances through the export of primary commodities and industrial manufactures.

Although Argentina’s economy has recovery significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina can not be predicted. We cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

During 2006 and 2007 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the food and textile sectors. The Wholesale Price Index (“IPIM”) increased by 9.1% in the first eleven months of 2008. This shows that inflation is one of the most important problems facing Argentina today.

Effects of interest rate fluctuations

Most of our U.S.dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S.dollars. Therefore, a devaluation of the Argentine Peso against the U.S.dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S.dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S.dollars, affecting our ability to service our U.S. dollar denominated liabilities.

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

Seasonality

Our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. Therefore, there may be significant variations in results from one quarter to the other.

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

Investments in affiliates

We use the equity method of accounting for investments in related companies in which we have significant influence. Critical accounting policies of these related companies include provisions on allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income taxes and tax assets.

As of June 30, 2008, investments in subsidiaries and affiliates amounted to Ps.925.6 million, representing 44.7% of our total consolidated assets.

Acquisition of equity investees

Companies purchased by us were recorded in line with the “acquisition method” set forth in Technical Resolution (RT) No. 18. All assets and liabilities acquired from independent third parties were adjusted to show their fair value. We identified the assets and liabilities acquired, including intangible assets such as: lease contracts acquired for values higher or lower than market value; costs incurred in entering into current lease contracts (the latter being the market cost that we avoid paying for acquiring lease contracts in operation), the value of brands acquired, the value of deposits associated with the investment in Banco Hipotecario, and the intangible value of relationships with customers.

The process of identification and the related determination of fair values requires complex judgments and significant estimates.

We used the information contained in valuations estimated by independent appraisers as the primary basis for assigning the price paid to the land, buildings, shopping centers, inventories, and hotels from the companies acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on our own analysis of comparable assets and liabilities. The fair value of tangible assets acquired considers the property value as if it were unfurnished.

Under the terms of RT No. 21, if the fair value of the tangible and intangible assets and liabilities identified exceeds the price paid, the intangible assets acquired are not recognized as they would give rise to an increase in negative goodwill at the time of acquisition. If the price paid exceeds the fair value of tangible and intangible assets and liabilities identified, the excess is considered as positive goodwill.

Goodwill

Negative goodwill and goodwill

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired. Goodwill is not amortized as it has an undefined useful life.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases, trademarks, tenant relationships and core deposits, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired, which ranges from 20 to 29 years, or accelerated as long as the acquired entity disposes its identifiable assets.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year

IRSA

As of June 30, 2008 we own 42.13% of the common shares of IRSA, one of Argentina’s largest real estate companies.

IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, consumer financing, and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. At the end of fiscal year 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008, our gain from our investment in IRSA was Ps.31.5 million.

On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million common shares of IRSA. From July 30, 2007 to November 14, 2007 we exercised 33.0 million warrants to acquire an additional 60.5 million common shares of IRSA for approximately US$40.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Additionally, as of June 30, 2008, we acquired 45,019,910 additional shares of IRSA on the open market for US$ 62,714,823.

From July 1, 2008 to December 17, 2008 we acquired 68,712,005 additional shares of IRSA on the open market for US$ 47,423,279. Thus, our direct and indirect interest in IRSA through our affiliates amounts to 54.01%. Therefore we consolidate IRSA as of that date.

BrasilAgro

As of June 30, 2008, we owned 14.39% of BrasilAgro and had the ability to exercise significant influence over this company. We value our investment in BrasilAgro under the equity method of accounting because of: (a) our capacity to affect the operational and financial decisions due to the fact that (i) in accordance with BrasilAgro’s by-laws, we are entitled to appoint three of BrasilAgro’s nine directors (including the chairman of its board of directors every other two years), (ii) three directors are designated by BrasilAgro’s other shareholders and (iii) the remaining three are independent directors appointed jointly by all shareholders, and (b) our rights under the shareholders’ agreement among us, Tarpon Agro LLc, and Tarpon Investimentos S.A. Under the terms of this shareholders’ agreement, the signatories have agreed to vote together at shareholders’ meetings with respect to matters related to proposals to change directors’ and administrators’ fees, increases of capital stock and declaration of dividends, among other issues. During fiscal year 2008, we acquired 4,086,800 shares issued by BrasilAgro. As a result of this acquisition, we owned a 14.39% interest as of June 30, 2008.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

A previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset is the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment and the impairment reversal are recognized in earnings.

We believe that the accounting policy concerning the impairment of long-lived assets is a critical accounting policy, because considerable judgment is necessary to estimate future cash flows and this may differ from actual results. For example, farms are non-depreciable assets, and their value could be calculated as a perpetuity (i.e. dividing the expected return of each farm by a discount rate commensurate with the market risk involved). As farming is a low-risk business we used a 6% discount rate for the purposes of the perpetuity value calculation. Even if there had been a 20% reduction in the expected return, it would not have been necessary to recognize any loss for impairment of our farm assets.

Intangible assets – concession rights

We recorded the concession from the Province of Salta, in northern Argentina, received upon our acquisition of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”) as an amortizable intangible asset at its fair value. Concession rights will be amortized over the life of the concession, which was set at 35 years, with an option to extend it for an additional 29-year period. Amortization began at the time of the start-up of operations, which occurred during the fiscal year ended June 30, 2008.

This intangible asset will be tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on future undiscounted cash flows, an impairment loss will be recognized. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its future discounted cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their remaining useful lives. The determination of the fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested.

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

Deferred income tax

We record income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

At year-end there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the sale and replacement of fixed assets. Management has made estimates that allow us to recognize this deferred tax.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires management to make assumptions, such as future revenues and expenses, exchange rates and inflation, among others; and

•

the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax expense reported in our consolidated statement of income could be material.

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

Under the new standards, the carrying value of a long-lived asset is considered by a company to be impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	Effect of U.S. GAAP adjustments on equity investees;

•	Valuation of inventories;

•	Deferred income tax;

•	Elimination of gain on acquisition of minority interest;

•	Available-for-sale securities;

•	Accounting for convertible notes;

•	Effect of U.S. GAAP adjustments on management fee;

•	Reversal of gain recognized for assets held for sale;

•	Accounting for Warrants; and

•	Accounting for uncertainty in income taxes.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 20 to our audited consolidated financial statements included else where in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 was approximately Ps.22.9 million, Ps.49.4 million and Ps.32.9 million, respectively, compared to approximately Ps.16.4 million, Ps.49.3 million and Ps.27.5 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2008 and 2007, was Ps.1,762.3 million and Ps.825.0 million, respectively, compared to Ps.1,515.6 million and Ps.925.1 million, respectively, under U.S. GAAP.

Segment Information

We are required to disclose segment information in accordance with RT No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) (CODM) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We are primarily engaged in agricultural operations, which are subject to risk, including market prices, weather conditions and environmental concerns. However, from time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the consolidated statement of income.

For the fiscal years ended June 30, 2008, 2007 and 2006, our principal operations were carried out in Argentina, our country of domicile. As discussed in Note 2.g) to our audited financial statements, in March 2006, we formed BrasilAgro to replicate our business strategy in Brazil.

The results of equity investees are included in our Non Operating segment excluding the gains or losses on Cactus as further explained below.

We conduct business in five business segments, organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products:

•	Our Crops segment includes the planting and harvesting and sale of fine and course grains and oilseeds, including wheat, corn, soybean and sunflower.

•	Our Beef Cattle segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle for sale to meat processors.

•	Our Milk segment consists of the production of milk for sale to dairy companies.

•	Our Feed lot segment includes our cattle feeding operation.

•	Our Others segment consists of services and leasing of our farms to third parties, and commodity brokerage activities.

Through December 31, 2006, our Feed Lot Segment included the proportionate share of the cattle feedlot operations through its joint venture in Cactus. The performance of the Feed Lot Segment was evaluated based on gross profit less selling expenses plus unrealized gains or losses on inventories. As from January 1, 2007, our equity interest in Cactus decreased to 24% and was deconsolidated. Thus, gains or losses from feed lot operations are shown as gains or losses from equity investees. The CODM still evaluates the results from feed lot operations separately from the other gains or losses from equity investees included in the Non-Operating Segment. However the performance is now measured as for the other equity investees of the Company by the gain or loss from the equity investee. Our Non Operating segment includes gains or losses from equity investees (excluding gain or loss from Cactus) and depreciation for corporate assets.

We evaluate the performance of its business segments based on gross profit less selling expenses plus gains or losses on inventories. The column titled “Total” represents the addition of the segment gains or losses from the Crops, Beef Cattle, Milk and Others Segments plus the gain or loss from the equity investee in Cactus. Excluded from the total are the gains or losses from the other equity investees of the Company included in the Non-Operating Segment. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

Financial information for each segment follows:

Year ended June 30, 2008

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Sale income	Ps.	117,473,605	Ps.	23,926,925	Ps.	18,420,338	Ps.	—	Ps.	—	Ps.	—	Ps.	159,820,868
Cost of production		(82,150,711)		(19,316,000)		(14,283,089)		—		—		—		(115,749,800)
Sales.		86,870,493		32,431,928		17,492,552		—		25,785,987		—		162,580,960
Cost of sales		(75,948,518)		(30,038,217)		(17,629,859)		—		(17,379,224)		—		(140,995,818)
Unrealized (loss) / gain on inventories		(10,877,719)		6,721,830		1,813,324		—		—		—		(2,342,565)
Selling expenses		(11,241,239)		(1,378,986)		(163,275)		—		(1,713,623)		—		(14,497,123)
Gain on equity investees		—		—		—		(473,934)		—		38,891,141		(473,934)

Segment gain		24,125,911		12,347,480		5,649,991		(473,934)		6,693,140		—		48,342,588
Operating margin(ii)		11.8%		21.9%		15.7%		—		26.0%		—		15.0%
Depreciation		(3,421,031)		(1,268,270)		(164,885)		—		(1,002,205)		(617,456)		(6,473,847)
Balance Sheet Data
Assets(iii)	Ps.	299,705,535	Ps.	173,433,405	Ps.	37,320,801	Ps.	10,995,209	Ps.	5,633,894	Ps.	1,542,671,345	Ps.	2,069,760,189

(i)	Not included in the segment gain.

(ii)	Segment gain divided by the sum of production income and sales.

(iii)	Includes Ps.925,618,251 related to our equity interests in IRSA and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables and other receivables.

Year ended June 30, 2007

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Production income	Ps.	72,426,012	Ps.	19,462,410	Ps.	10,911,397	Ps.	—	Ps.	—	Ps.	—	Ps.	102,799,819
Cost of production		(51,538,292)		(15,050,438)		(8,476,391)		—		—		—		(75,065,121)
Sales.		53,401,376		31,966,582		9,730,929		3,102,229		12,116,372		—		110,317,488
Cost of sales		(47,350,203)		(30,272,710)		(9,730,929)		(2,784,315)		(6,737,019)		—		(96,875,176)
Unrealized (loss) / gain on inventories		(3,926,654)		4,195,377		845,483		62,083		—		—		1,176,289
Selling expenses		(7,779,324)		(1,155,190)		(78,466)		—		(958,911)		—		(9,971,891)
Gain on equity investees		—		—		—		—		—		40,198,825		—

Segment gain		15,232,915		9,146,031		3,202,023		379,997		4,420,442		—		32,381,408
Operating margin(ii)		12.1%		17.8%		15.5%		12.2%		36.5%		—		15.2%
Depreciation		(2,032,714)		(1,324,148)		(431,035)		—		(164,730)		(506,440)		(4,459,067)
Balance Sheet Data
Assets(iii)	Ps.	207,607,195	Ps.	165,295,847	Ps.	28,954,741	Ps.	11,166,028	Ps.	1,736,875	Ps.	657,119,730	Ps.	1,071,880,416

(i)	Not included in the segment gain.

(ii)	Segment gain divided by the sum of production income and sales.

(iii)	Includes Ps.436,554,114 related to our equity interests in IRSA, BrasilAgro, Cactus and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

Year ended June 30, 2006

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Production income	Ps.	37,005,907	Ps.	20,452,655	Ps.	7,892,462	Ps.	—	Ps.	—	Ps.	—	Ps.	65,351,024
Cost of production		(34,635,590)		(18,780,372)		(5,845,360)		—		—		—		(59,261,322)
Sales.		61,659,566		33,713,479		7,892,462		2,721,377		6,353,777		—		112,340,661
Cost of sales		(52,948,920)		(32,993,523)		(7,892,462)		(2,318,102)		(3,257,448)		—		(99,410,455)
Unrealized gain / (loss) on inventories		1,054,094		2,979,122		(144,941)		13,530		—		—		3,901,805
Selling expenses		(8,657,797)		(1,026,535)		(51,782)		(53,852)		(361,486)		—		(10,151,452)
Gain on equity investees		—		—		—		—		—		22,140,997		—

Segment gain		3,477,260		4,344,826		1,850,379		362,953		2,734,843		—		12,770,261
Operating margin(ii)		3.5%		8.0%		11.7%		13.3%		43.0%		—		7.2%
Depreciation		(2,071,635)		(1,385,720)		(540,989)		(304,637)		(78,714)		(730,392)		(5,112,088)
Balance Sheet Data
Assets(iii)	Ps.	133,840,099	Ps.	147,615,752	Ps.	20,382,880	Ps.	3,641,461	Ps.	3,903,962	Ps.	561,271,730	Ps.	870,655,884

(i)	Not included in the segment gain.

(ii)	Segment gain divided by the sum of production income and sales.

(iii)	Includes Ps.391,545,431 related to our equity interests in IRSA, BrasilAgro and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

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

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 2 u) to our consolidated financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

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

Results from inventory holding and transactions in the Buenos Aires Futures and Options Exchange Market and Chicago Board of Trade (CBOT). Our gain from inventory holding consists of the changes in the carrying amount of biological assets between the beginning and the end of current period and transactions in the Buenos Aires Futures and Options Exchange Market and Chicago Board of Trade (CBOT).

Operating Results

Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007

Production income

Production income was Ps.159.8 million for the fiscal year 2008, 55.5% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.45.0 million increase in our Crops segment, a Ps.4.5 million increase in our Beef cattle segment, and a Ps.7.5 million increase in our Milk segment.

Crops

Production income from our Crops segment increased 62.2%, from Ps.72.4 million for fiscal year 2007 to Ps.117.5 million for fiscal year 2008, primarily as a result of:

•

a 13.3% increase in total production volumes, from 174,905 tons in fiscal year 2007 to 198,146 tons in fiscal year 2008, mainly due to an increase in volumes of wheat (27.7%), corn (17.4%) and sunflower (36.6%) harvested, partially offset by a decrease of 2.9% in volumes of soybean harvested from year to year; and

•	a 39.8% increase in average prices for our grains.

The 13.3% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 49,244 hectares in fiscal year 2007 to 59,639 hectares in fiscal year 2008 (including 3,811 hectares under concession through our subsidiary Agropecuaria Cervera S.A.).

As of June 30, 2008, the harvested surface was 91.7% of our total sown surface, compared to 94.5% as of June 30, 2007.

In addition, the production volume in our Crops segment was adversely impacted by a 6.5% decrease in our average yields, from 3.6 tons per hectare during fiscal year 2007 to 3.3 tons per hectare during fiscal year 2008, mainly as a result of a 21.1% increase in the exploited surface in fiscal year 2008 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The average grain price (at market value) increased 31.0%, from Ps.426 per ton for fiscal year 2007 to Ps.558 per ton for fiscal year 2008.

The following table shows the average board prices (1) per ton as of June 30, 2007 and 2008:

	Fiscal year ended June 30,
	2007	2008
	Ps.	Ps.
Wheat	450	633
Sunflower	930	1,000
Corn	340	528
Soybean	630	904

(1)	Rosario Commodities Exchange board prices

Beef Cattle

Production income for the Beef Cattle segment increased 22.9%, from Ps.19.5 million for fiscal year 2007 to Ps.23.9 million for fiscal year 2008, primarily as a result of:

•	a 38.7% increase in the average price per kilogram of cattle produced, from Ps.2.0 during fiscal year 2007 to Ps.2.7 during fiscal year 2008;

•

partially offset by a 11.4% decrease in the production volume of beef, from 9,913 tons for fiscal year 2007 to 8,786 tons for fiscal year 2008, in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006;

•	a 38.8% decrease in the production volume of cattle heads slaughtered in the feedlot during fiscal year 2008 compared to the previous year;

•

a decrease in the production volume as a result of the drought which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages;

•	a decrease in the production volume due to the sale of the “Tapenagá” farm; and

•	a slight 2.3% decrease in births during fiscal year 2008 compared to fiscal year 2007.

The number of hectares dedicated to beef cattle production increased from 114,056 hectares in fiscal year 2007 to 123,894 hectares in fiscal year 2008. This increase was mainly due to a higher number of hectares leased and to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2008, partially offset by the retirement of cattle hectares due to the sale of the “Tapenagá” farm.

Milk

Production income for the Milk segment increased 68.8%, from Ps.10.9 million in fiscal year 2007 to Ps.18.4 million in fiscal year 2008. This increase was mainly due to:

•	a 45.3% increase in average prices of milk, from Ps.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and

•

a 25.0% increase in milk production volumes, from 16.7 million liters in fiscal year 2007 to 20.8 million liters in fiscal year 2008. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 2,677 in fiscal year 2007 to 3,174 in fiscal year 2008), in part due to the start of production in the new milking yard of our “La Juanita” farm, which increased its milking capacity to 1,800 cows; and (ii) a 5.3% improvement in the efficiency level of average daily milk production per cow, from 17.1 liters in fiscal year 2007 to 18.0 liters in fiscal year 2008.

Cost of production

Cost of production increased 54.2%, from Ps.75.1 million in fiscal year 2007 to Ps.115.7 million in fiscal year 2008. This increase is mainly due to a Ps.30.6 million increase in our Crops segment, a Ps.4.3 million increase in our Beef Cattle segment and a Ps.5.8 million increase in our Milk segment.

Crops

Cost of production from our Crops segment increased 59.4%, from Ps.51.5 million in fiscal year 2007 to Ps.82.2 million in fiscal year 2008, primarily as a consequence of:

•	a 13.8% increase in production volume in fiscal year 2008 compared to the previous year,

•	an increase in prices of raw materials used (agrochemicals and seeds); and

•	a 20.3% increase in the number of hectares leased from third parties during fiscal year 2008 compared to the previous year.

Cost of production per ton increased 39.6%, from Ps.298 in fiscal year 2007 to Ps.416 in fiscal year 2008, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Beef Cattle

Cost of production from our Beef Cattle segment increased 28.3%, from Ps.15.1 million in fiscal year 2007 to Ps.19.3 million in fiscal year 2008. The higher cost of production from our Beef Cattle segment during fiscal year 2008 was mainly attributable to higher feeding costs as a result of increased prices of grains and raw materials and the effects of the drought requiring higher feed portion volumes.

The direct cost per kilogram produced increased 45.3%, from Ps.0.89 in fiscal year 2007 to Ps.1.29 in fiscal year 2008, due to higher prices in direct costs of production, partially offset by a lower total production volume, primarily as a result of the sale of our “Tapenagá” farm during fiscal year 2007, and in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Milk

Cost of production for the Milk segment increased 68.5%, from Ps.8.5 million in fiscal year 2007 to Ps.14.3 million in fiscal year 2008. This increase was mainly due to:

•	a 25.0% increase in milk production in fiscal year ended June 30, 2008 compared to the previous fiscal year; and

•	the impact of higher feeding costs as a consequence of the increased prices of corn and other raw materials.

As a result of the above, cost of production per liter of milk increased from Ps.0.51 in fiscal year 2007 to Ps.0.69 in fiscal year 2008.

Sales

Sales increased 47.4%, from Ps.110.3 million in fiscal year 2007 to Ps.162.6 million in fiscal year 2008, primarily as a result of a Ps.33.5 million increase in the Crops segment, a Ps.0.5 million increase in the Beef Cattle segment, a Ps.7.8 million increase in the Milk segment and a Ps.13.7 million increase in the Other segment, partially offset by a Ps.3.1 million decrease in out Feedlot segment as a result of the deconsolidation of Cactus during the fiscal year ended June 30, 2008.

Crops

Sales from our Crops segment increased 62.7%, from Ps.53.4 million in fiscal year 2007 to Ps.86.9 million in fiscal year 2008, primarily as a consequence of:

•

a 24.4% increase in the sales volume, from 125,947 tons in fiscal year 2007 to 156,718 tons in fiscal year 2008, mainly due to a higher grain production volume during fiscal year 2008 and a higher level of grain inventories at the beginning of the year (74,563 tons at the beginning of fiscal year 2008 compared to 28.315 tons at the beginning of fiscal year 2007); and

•	a 31.0% increase in average prices of grains sold, from Ps.426 per ton in fiscal year 2007 to Ps.558 per ton in fiscal year 2008.

	Grain Inventories (in tons)
	Fiscal year ended June 30,
	2007	2008	Change
Inventories at the beginning of the fiscal year	28,315	74,563	46,248
Purchases	9,202	10,223	1,021
Production	174,160	198,146	23,986
Sales	(125,947)	(156,718)	(30,771)
Transfer of unharvested crops to expenses	(11,168)	(14,040)	(2,872)

Inventories at the end of the fiscal year	74,563	112,174	(37,612)

Beef Cattle

Sales from our Beef Cattle segment increased 1.5%, from Ps.32.0 million in fiscal year 2007 to Ps.32.4 million in fiscal year 2008, primarily as a result of:

•	a 15.8% increase in the average price per kilogram, from Ps.2.40 in fiscal year 2007 to Ps.2.78 in fiscal year 2008; and

•

partially offset by a 12.4% decrease in beef sales volume, from 13,332 tons in fiscal year 2007 to 11,677 tons in fiscal year 2008, mainly as a result of the deconsolidation of Cactus due to the reduction in our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

The average cattle stock decreased from 97,111 heads in fiscal year 2007 to 92,555 heads in fiscal year 2008, primarily as a result of the sale of our “Tapenagá” farm in fiscal year 2007, and the effect of the deconsolidation of Cactus described above.

Milk

Sales from our Milk segment increased 79.8%, from Ps.9.7 million in fiscal year 2007 to Ps.17.5 million in fiscal year 2008, primarily as a result of:

•	a 45.3% increase in average prices of milk, from P.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and

•	a 23.7% increase in sale volume mainly due to an increase in the average number of milking cows and improvement in the efficiency level of production.

Feedlot

Due to the change in our equity interest in our subsidiary Cactus, from 50.0% to 24.0%, no income was recorded in our Feedlot segment during the current fiscal year ended June 30, 2008, due to the effect of deconsolidation, compared to our proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Other

Sales from our Other segment increased 112.8%, from Ps.12.1 million in fiscal year 2007 to Ps.25.8 million in fiscal year 2008, mainly due to:

•	a Ps.9.5 million increase in commodity brokerage services; and

•	a Ps.4.2 million increase in sales of services to third parties and others.

Cost of sales

Cost of sales for fiscal year 2008 increased 45.5% to Ps.141.0 million, from Ps.96.9 million in fiscal year 2007, primarily as a result of a Ps.28.6 million increase in the Crops segment, a Ps.7.9 million increase in the Milk segment and a Ps.10.6 million increase in the Other segment, partially offset by a Ps.0.2 million decrease in the Beef Cattle segment and Ps.2.8 million generated by the deconsolidation of Cactus in the Feedlot segment.

The cost of sales as a percentage of sales was 87.8% in fiscal year 2007 and 86.7% in fiscal year 2008.

Crops

Cost of sales from our Crops segment increased 60.4%, from Ps.47.4 million in fiscal year 2007 to Ps.76.0 million in fiscal year 2008, primarily as a result of:

•	a 24.4% increase in the volume of grain sold in fiscal year 2008 compared to the previous year; and

•	a 31.0% increase in the average market price of grains in fiscal year 2008.

The average cost per ton sold increased 28.9%, from Ps.376 in fiscal year 2007 to Ps.485 in fiscal year 2008, mainly as a result of the higher average market prices of grains.

Beef Cattle

Cost of sales from our Beef Cattle segment decreased 0.8%, from Ps.30.3 million in fiscal year 2007 to Ps.30.0 million in fiscal year 2008, primarily as a result of:

•	a 12.4% decrease in the beef sales volume in fiscal year 2008, partially offset by an increase in the general price level of cattle; and

•	partially offset by a 15.8% increase in the average price per kilogram of cattle sold in fiscal year 2008.

Milk

Cost of sales from our Milk segment increased 81.2%, from Ps.9.7 million in fiscal year 2007 to Ps.17.6 million in fiscal year 2008, primarily as a result of:

•	a 45.3% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 23.7% increase in sale volume of milk.

Feedlot

Due to the change in our equity interest in our subsidiary Cactus, from 50.0% to 24.0%, no costs have been recorded in our Feedlot segment during the current fiscal year ended June 30, 2008, due to the effect of deconsolidation, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Other

Cost of sales from our Other segment increased 158.0%, from Ps.6.7 million in fiscal year 2007 to Ps.17.4 million in fiscal year 2008, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties.

Gross profit

As a result of the above mentioned factors, gross profit increased 59.4%, from Ps.41.2 million in fiscal year 2007 to Ps.65.7 million in fiscal year 2008. Our gross margin, calculated as our gross profit divided by our production income, increased from 40.1% in fiscal year 2007 to 41.1% in fiscal year 2008, primarily as a result of:

•	a 71.7% increase in gross profit from our Crops segment, from Ps.26.9 million for fiscal year 2007 to Ps.46.2 million for fiscal year 2008;

•	a 14.7% increase in gross profit from our Beef Cattle segment, from Ps.6.1 million for fiscal year 2007 to Ps.7.0 million for fiscal year 2008;

•	a 64.3% increase in gross profit from our Milk segment, from Ps.2.4 million for fiscal year 2007 to Ps.4.0 million for fiscal year 2008;

•	the effect of deconsolidation of Cactus in the Feedlot segment, a Ps.0.3 million profit during the first six-month period of fiscal year 2007; and

•	a 56.3% increase in gross profit from our Other segment, from Ps.5.4 million for fiscal year 2007 to Ps.8.4 million for fiscal year 2008.

Selling expenses

Selling expenses increased 45.4%, from Ps.10.0 million in fiscal year 2007 to Ps.14.5 million in fiscal year 2008. Selling expenses of the Crops, Beef Cattle and Other segments represented 77.5%, 9.5% and 13%, respectively, of our total selling expenses in fiscal year ended June 30, 2008.

Crops

Selling expenses of our Crops segment as a percentage of sales decreased from 15.1% in fiscal year 2007 to 13% in fiscal year 2008 as a result of the increase in average prices of commodities. Selling expenses per ton of grain sold increased 12.3%, from Ps.64 per ton in fiscal year 2007 to Ps.72 per ton in fiscal year 2008, primarily as a result of higher cost of freight, conditioning, and storage.

Beef Cattle

Selling expenses of our Beef Cattle segment as a percentage of sales increased from 2.7% in fiscal year 2007 to 4.3% in fiscal year 2008.

Milk

Milk sales did not generate significant selling expenses as all the production was sold directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales decreased from 8.3% in fiscal year 2007 to 6.6% in fiscal year 2008.

Administrative expenses

Administrative expenses increased 57.0%, from Ps.16.6 million in fiscal year 2007 to Ps.26.1 million in fiscal year 2008, mainly due to the increase in compensation to directors, salaries and wages and social security contributions, fees and compensation for services (including consulting fees mainly related to Sarbanes-Oxley compliance, and accounting, legal and technical advisory fees), office and administration expenses, and vehicle and travel expenses.

Net gain on sale of farms

Net gain on sale of farms was Ps.20.0 million for fiscal year ended June 30, 2008, compared to Ps.22.3 million for fiscal year 2007.

Fiscal year 2008

•

On May 30, 2008, we signed the deed of sale for a parcel of land of 2,430 hectares of the “La Esmeralda” farm located in the Province of Santa Fe. The total sale price was US$6.2 million, which was collected in full. The sale value was US$2,550 per hectare, while the book value was approximately US$309 per hectare, generating a gain of approximately Ps.16.8 million (US$5.3 million); and

•

On October 22, 2007, we signed the deed of sale for a parcel of land of 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The transaction was agreed at a price of US$1.1 million. The sale value was US$225.0 per hectare. This sale generated a gain of approximately Ps.3.2 million (US$1.0 million).

Fiscal year 2007

•	On June 6, 2007 we signed the deed of sale for 20,833 hectares of the “Tapenagá” farm for US$ 7.3 million, generating a gain of approximately Ps.15.4 million (US$ 5.0 million);

•

On June 5, 2007 we signed the deed of sale for a parcel of land of 14,516 hectares of the “Los Pozos” farm for US$ 2.2 million, which have been collected in full, generating a gain of approximately Ps.6.4 million (US$ 2.0 million); and

•	On January 19, 2007 we signed the bill of sale for a parcel of land of 50 hectares of the “El Recreo” farm for Ps.0.7 million, generating a gain of approximately Ps.0.5 million (US$ 0.15 million).

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value was Ps.0.9 million during fiscal year 2008. This gain was generated in connection with the bill of sale without possession of 1,829 hectares of two parcels of the “El Recreo” farm, owned by Inversiones Ganaderas S.A., for a price of US$ 0.4 million. Although this sale has not yet been consummated, the property to be sold has been revalued at the proposed sale price in accordance with current Argentine generally accepted accounting standards and, as a result, a gain of approximately US$ 0.3 million (Ps.0.9 million) was recognized due to such revaluation.

Gain (loss) from inventory holding (beef cattle, grains and raw materials) and transactions in the Buenos Aires Futures and Options Exchange Market and Chicago Board of trade (“CBOT”)

Our gain (loss) from inventory holding and transactions in the Buenos Aires Futures and Options Exchange Market (Mercado a Término) and CBOT decreased from a Ps.1.2 million gain in fiscal year 2007 to a Ps.2.3 million loss in fiscal year 2008. During fiscal year 2008, we recorded a Ps.14.5 million loss from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT, which was partially offset by a Ps.12.2 million gain from the holding of grains, beef cattle and raw materials, while during fiscal year 2007, we recorded a Ps.3.1 million loss from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT, which was offset by a Ps.4.3 million gain from the holding of grains, beef cattle and raw materials.

Operating income

Operating income increased 14.7%, from Ps.38.0 million in fiscal year 2007 to Ps.43.6 million in fiscal year 2008. Our operating margin, calculated as our operating income divided by the sum of our production income, was 37.0% during the fiscal year ended June 30, 2007, compared to 27.3% during the fiscal year ended June 30, 2008, primarily as a result of:

•	a 59.4% increase in gross profit, from Ps.41.2 million for fiscal year 2007 to Ps.65.7 million for fiscal year 2008;

•	an increase generated by a Ps.0.9 million gain from the valuation of other assets at net realization value for the “El Recreo” farm (1,829 hectares) during the current fiscal year;

•	offset by a 45.4% increase in selling expenses, from Ps.10.0 million for fiscal year 2007 to Ps.14.5 million for fiscal year 2008, mainly due to a higher sales volume in the Crops segment;

•

a 57.0% increase in administrative expenses, from Ps.16.6 million for fiscal year 2007 to Ps.26.1 million for fiscal year 2008, mainly due to the increase in compensation to directors, fees and compensation for services, salaries and wages, office and administrative expenses, and vehicle and travel expenses;

•	a Ps.2.3 million decrease in net gain on sale of farms, from Ps.22.3 million for fiscal year 2007 to Ps.20.0 million for fiscal year 2008; and

•	a Ps.3.5 million decrease in net gain from inventory holding and from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT in fiscal year 2008.

Net financial results

We had net financial losses of Ps.10.5 million and Ps.52.3 million for fiscal years 2007 and 2008, respectively, primarily as a result of:

•	a Ps.29.6 million increase in the loss generated by net exchange differences in fiscal year 2008;

•	a Ps.11.6 million increase in interest expense in fiscal year 2008;

•	a Ps.2.6 million increase in the loss generated by the bank debit and credit tax in fiscal year 2008; and

•	partially offset by Ps.2.0 million of income derived from other financial investments and mutual funds.

Our net financial loss in fiscal year 2008 is mainly due to (i) a Ps.30.5 million loss generated by net exchange differences, primarily as a result of an asset position in U.S. dollars derived from the capital issue carried out during the current fiscal year. It should be noted that the exchange rate used for the capital issue was $/US$ 3.158, while the buying exchange rate at the end of the current fiscal year was $/US$ 2.985, (ii) a Ps.23.3 million loss generated by the negative impact of interest for debt financing, mainly due to an increased debt position and higher interest rates, and (iii) a Ps.4.5 million loss generated by the bank debit and credit tax as a result of a higher volume of transactions.

This financial loss was partially offset by (i) a Ps.4.0 million gain generated by the positive impact of other financial interest from related party loans, interest income from financing of the sale of farms and financial investments during the current fiscal year, and (ii) a Ps.2.1 million gain from transactions with securities, shares and others. It should be mentioned that the effect of interest from the convertible notes issued and acquired was recorded for fiscal year 2007 but is not reflected for fiscal year 2008 (the notes were due on November 14, 2007).

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.4.3 million and Ps.4.1 million in fiscal years 2007 and 2008, respectively, mainly due to the negative impact for the tax on personal assets payable by the Company on behalf of its shareholders as required under Argentine legislation.

Gain on equity investees

Gain on our equity investees decreased 4.4%, from Ps.40.2 million in fiscal year 2007 to Ps.38.4 million in fiscal year 2008, primarily as a result of:

•

lower income of Ps.1.6 million in fiscal year 2008 with respect to our investment in IRSA. The gain from our investment in IRSA was Ps.33.1 million for fiscal year 2007, compared to Ps.31.5 million for fiscal year 2008 (including amortization of goodwill);

•

lower income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in BrasilAgro. The gain from our investment in BrasilAgro was Ps.4.2 million for fiscal year 2007, compared to Ps.3.1 million for fiscal year 2008;

•

partially offset by higher income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in Agro-Uranga S.A. and Cactus Argentina S.A. The gain from our investment in these companies was Ps.2.9 million for fiscal year 2007, compared to Ps.3.9 million for fiscal year 2008.

The gain on equity investees in fiscal year 2008 includes our shareholding in Cactus Argentina S.A. as a result of the deconsolidation during the current fiscal year as compared to the previous year.

Management fee

Under the consulting agreement entered into with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.5.5 million and Ps.2.2 million in the fiscal years 2007 and 2008, respectively.

Income tax

Our income tax expense was Ps.8.4 million in fiscal year 2007 and Ps.0.3 million in fiscal year 2008. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liability measurements. The main temporary differences derive from valuation of cattle stock, fixed assets sale and replacement, and tax loss carryforwards.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of this filing, 35%, has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.0.3 million loss for both fiscal years 2007 and 2008.

Net income

Due to the above-mentioned issues, our net income decreased 53.5%, from Ps.49.4 million for fiscal year 2007 to Ps.22.9 million for fiscal year 2008. Our net margin, calculated as our net income divided by our production income, was 14.4% for fiscal year 2008, compared to 48.0% for fiscal year 2007.

Fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006

Production income

Production income was Ps.102.8 million for the fiscal year ended June 30, 2007, 57.3% higher than the amount recorded the previous fiscal year. This was primarily attributable to a Ps.35.4 million increase in our Crops segment and a Ps.3.0 million increase in our Milk segment, partially offset by a Ps.1.0 million decrease in production income of our Cattle segment.

Crops

Production income from our Crops segment increased 95.7%, from Ps.37.0 million for the fiscal year 2006 to Ps.72.4 million for fiscal year 2007, primarily as a result of:

•

a 64.2% increase in production volumes, from 106,867 tons in our fiscal year 2006 to 175,455 tons in our fiscal year 2007 (the corn and soy production increased 155.8% and 43.2%, respectively, partially offset by decreases of 23.6% and 6.9% in wheat and sunflower production, respectively); and

•	a 19.2% increase in average prices for our grains.

The 64.2% increase in production volumes from our Crops segment was mainly due to a 29.7% increase in the total sown surface for production, from 37,022 hectares during fiscal year 2006 to 49,244 hectares during fiscal year 2007. Our owned sown surface for production increased from 20,018 hectares during fiscal year 2006 to 22,712 hectares during fiscal year 2007, and our leased sown surface for production increased from 17,004 hectares during fiscal year 2006 to 25,307 hectares during fiscal year 2007. The sown surface for production under concession through our subsidiary Agropecuaria Cervera was 1,225 hectares.

The 64.2% increase in production volumes from our Crops segment was also due to a 23.4% increase in our average yields, from 2.89 tons per hectare in our fiscal year 2006 to 3.56 tons per hectare in our fiscal year 2007. This increase in average total yields was a result of better weather conditions in comparison to the previous fiscal year.

The average prices for our grains (at realizable net value) increased 19.2 % in fiscal year 2007, from Ps.346 per ton in our fiscal year 2006 to Ps.413 per ton in our fiscal year 2007.

The following table sets forth the average Rosario board prices per ton as of June, 30 2006 and 2007:

	Year ended June 30,
	2006	2007
Wheat	Ps.312	Ps.	393
Sunflower	513		676
Corn	240		343
Soybean	508		597

Source: Rosario Commodities Exchange.

Beef Cattle

Production income from our Beef Cattle segment decreased 4.8%, from Ps.20.5 million for the fiscal year ended June 30, 2006 to Ps.19.5 million for the fiscal year ended June 30, 2007. Production volumes increased slightly 1.1%, from 9,803 tons in fiscal year 2006 to 9,913 tons in fiscal year 2007.

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

Although our Cattle segment had a price increase in the rodeo categories, the re-categorization of cattle produced a negative impact on the production income of the current fiscal year which generated a 5.9% decrease in the average value per kilogram of beef cattle produced, from Ps.2.1 in fiscal year 2006 to Ps.2.0 in fiscal year 2007. Consequently, the categories that generated a higher number of kilograms were those that did not suffer a significant price increase. Beef cattle are re-categorized to reflect different stages in their life cycle.

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

Milk

Milk production income increased 38.3%, from Ps.7.9 million in fiscal year 2006 to Ps.10.9 million in fiscal year 2007, including Ps.1.2 million generated by the re-categorization of milking yard cattle. Milking yard cattle are re-categorized to reflect different stages in their life cycle. This increase was primarily as a result of (i) a 14.2% increase in production volumes, from 14.6 million liters in fiscal year 2006 to 16.7 million liters in fiscal year 2007, and (ii) a 7.9% increase in average prices of milk, from Ps.0.54 per liter in fiscal year 2006 to Ps.0.58 per liter in fiscal year 2007.

This increase in production income was mainly due to (i) higher production volume of the milk, (ii) an increase in the average number of milking cows (from 2,410 in fiscal year 2006 to 2,677 in fiscal year 2007), in part due to the start of production in the new milking yard of our “La Juanita” farm, Province of Buenos Aires which increased its milking capacity to 1,800 cows and (iii) a 2.8% improvement in the efficiency level of average daily milk production per cow (from 16.6 liters in fiscal year 2006 to 17.1 liters in the fiscal year 2007).

Cost of production

Cost of production increased 26.7%, from Ps.59.3 million in fiscal year 2006 to Ps.75.1 million in fiscal year 2007. This increase is mainly attributable to a Ps.16.9 million increase in our Crops segment and a Ps.2.6 million increase in our Milk segment, partially offset by a Ps.3.7 million decrease in our Beef Cattle segment.

Crops

Cost of production from our Crops segment increased 48.8%, from Ps.34.6 million in fiscal year 2006 to Ps.51.5 million for the fiscal year 2007. This increase is mainly due to a 64.2% increase in the volume of production in our Crops segment as a consequence a 29.7% increase in surface produced in our fiscal year 2007 compared to the previous fiscal year.

Cost of production per ton decreased 11.1%, from Ps.334 in fiscal year 2006 to Ps.297 in fiscal year 2007, primarily as a result of better yields that had the effect of reducing the cost per ton produced in fiscal year 2007. Cost of production in fiscal year 2006 reflected the negative effects of a drought on certain farms.

Beef Cattle

Cost of production from our Beef Cattle segment decreased 19.9%, from Ps.18.8 million in fiscal year 2006 to Ps.15.1 million for the fiscal year 2007. The direct cost per kilogram produced decreased 30.4%, from Ps.1.28 in fiscal year 2006 to Ps.0.89 in fiscal year 2007 primarily as a result of a higher volume of beef cattle production that allowed diluting the cost per kilogram produced in the current fiscal year.

Lower cost of production from our Beef Cattle business segment as compared to the previous fiscal year is mainly attributable to the increase in feeding and health costs in line with the effects of the drought.

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

Sales

Sales for the fiscal year ended June 30, 2007 decreased 1.8%, from Ps.112.3 million in fiscal year 2006 to Ps.110.3 million in fiscal year 2007 primarily as a result of a Ps.8.3 million decrease in our Crops segment and a Ps.1.7 million decrease in our Beef Cattle segment, partially offset by higher sales in our Milk, Feedlot and Other segments of Ps.1.8 million, Ps.0.4 million and Ps.5.8 million, respectively.

Crops

Sales from our Crops segment decreased 13.4%, from Ps.61.7 million in fiscal year 2006 to Ps.53.4 million in fiscal year 2007 primarily as a result of a 24.0% decrease in sales volume, from 164,104 tons in fiscal year 2006 to 124,652 tons in fiscal year 2007 and a 14.0% increase in average prices, from Ps.376 per ton in fiscal year 2006 to Ps.428 in fiscal year 2007.

Although the production volume of grain in fiscal year 2007 was 64.2% higher than in fiscal year 2006, our sales volume was lower in fiscal year 2007 than in fiscal year 2006 primarily as a result of lower levels of grain inventories at the beginning of fiscal year 2007 (90,060 tons at the beginning of fiscal year 2006 compared to 28,315 tons at the beginning of fiscal year 2007).

	Grain Inventories
	Year ended June 30,
	2006	2007	Change
	(in tons)
Inventories at the beginning of the fiscal year	90,060	28,315	(61,745)
Purchases	21,182	9,202	(11,980)
Production	106,867	175,455	68,588
Sales	(164,104)	(124,652)	39,452
Transfer of unharvested crops to expenses	(25,690)	(13,757)	11,933

Inventories at the end of the fiscal year	28,315	74,563	46,248

Beef Cattle

Sales from our Beef Cattle segment decreased 5.2%, from Ps.33.7 million in our fiscal year 2006 to Ps.32.0 million in our fiscal year 2007 primarily as a result of a 9.7% decrease in sales volume, from 14,762 tons in fiscal year 2006 to 13,332 tons in fiscal year 2007 which was partially offset by a 5.0% increase in the average price per kilogram, from Ps.2.28 in fiscal year 2006 to Ps.2.40 in fiscal year 2007.

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

Cost of sales

Cost of sales for our fiscal year 2007 were Ps.96.9 million, 2.6% lower than cost of sale for fiscal year 2006, primarily as a result of lower cost of sales in our Crops and Beef Cattle segments of 10.6% and 8.2%, respectively which were partially offset by higher cost of sales in our Milk, Feedlot and Other segments of 23.3%, 20.1% and 106.8%, respectively.

Cost of sales as a percentage of net sales were 87.8% in fiscal year 2007 and 88.5% in fiscal year 2006.

Crops

Cost of sales from our Crops segment decreased 10.6%, from Ps.52.9 million in fiscal year 2006 to Ps.47.4 million in fiscal year 2007, primarily as a result of:

•	a 24.0% reduction in the volume of grain sold in fiscal year 2007 compared to fiscal year 2006; and

•	a higher average prices of commodities in fiscal year 2007.

The average cost per ton sold in fiscal year 2007 increased 17.7%, from Ps.323 in fiscal year 2006 to Ps.380 in fiscal year 2007.

Beef Cattle

Cost of sales from our Beef Cattle segment decreased 8.2%, from Ps.33.0 million in fiscal year 2006 to Ps.30.3 million in fiscal year 2007, primarily as a result of a 9.7% decrease in production volume of Cattle compared to fiscal year 2006 due to a lower number of finished cattle in the feedlot.

Milk

Cost of sales from our Milk segment increased 23.3%, from Ps.7.9 million in fiscal year 2006 to Ps.9.7 million in fiscal year 2007 primarily as a result of a 14.2% increase in production volume of milk in fiscal year 2007.

Feedlot

Cost of sales from our Feedlot business segment increased 20.1%, from Ps.2.3 million in fiscal year 2006 to Ps.2.8 million in fiscal year 2007, primarily as a result of a 26.0% increase in average occupation of the feedlot in fiscal year 2007 and to higher volumes of feed consumed due to incoming cattle of higher average weight that required higher feeding costs. The price per ton of feed portion increased 37.0%, from Ps.207 in year 2006 to Ps.284 in year 2007, mainly due to an increase in the price of corn during fiscal year 2007. The cost of feedlot services as percentage of sales increased 85.2% in fiscal year 2006 to 89.8% in fiscal year 2007. It should be mentioned that, we have changed the valuation method of our investment in Cactus because of a decrease in our share participation in Cactus, our subsidiary engaged in the feed lot business, from 50.0% to 24.0% compared with the proportional consolidation of this subsidiary during fiscal year 2006.

Other

Cost of sales from our Other segment increased 106.8%, from Ps.3.3 million for the fiscal year 2006 to Ps.6.7 million for the fiscal year 2007 primarily as a result of higher costs arising from Futuros y Opciones.com and costs generated by services to third parties.

Gross profit

As a result of the above mentioned factors, gross profit increased 116.5%, from Ps.19.0 million for fiscal year 2006 to Ps.41.2 million for fiscal year 2007. Our gross margin, calculated as our gross profit divided by the sum of our production income increased from 29.1% for fiscal year 2006 to 40.1% for fiscal year 2007, primarily as a result of:

•	a 143.1% increase in gross profit from our Crops segment, from Ps.11.1 million for fiscal year 2006 to Ps.26.9 million for fiscal year 2007;

•	a 155.2% increase in gross profit from our Beef Cattle segment, from Ps.2.4 million for fiscal year 2006 to Ps.6.1 million for fiscal year 2007;

•	a 18.9% increase in gross profit from our Milk segment, from Ps.2.0 million for fiscal year 2006 to Ps.2.4 million for fiscal year 2007;

•	a 21.2% decrease in gross profit from our Feed Lot segment, from Ps.0.4 million for fiscal year 2006 to Ps.0.3 million for fiscal year 2007; and

•	a 73.7% increase in gross profit from our Other segment, from Ps.3.1 million for fiscal year 2006 to Ps.5.4 million for fiscal year 2007.

Selling expenses

Selling expenses decreased 1.8%, from Ps.10.2 million in fiscal year 2006 to Ps.10.0 million for fiscal year 2007. Selling expenses of the Crops, Beef Cattle and Other segments represented 77.8%, 11.4% and 10.0%, respectively, of our total selling expenses in fiscal year 2007.

Crops

Selling expenses of Crops as a percentage of sales of Crops increased from 14.1% in fiscal year 2006 to 14.5% in fiscal year 2007 as a result of higher cost of freight, conditioning and storage. Selling expenses per ton of grain sold increased 17.8%, from Ps.53 per ton in fiscal year 2006 to Ps.62 per ton in fiscal year 2007.

Beef Cattle

Selling expenses of Beef Cattle as a percentage of sales of Cattle were 3.1% in fiscal year 2006 and 3.6% in fiscal year 2007.

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

Gain from inventory holding (beef cattle, grains and raw materials) and transactions in the Buenos Aires Futures and Options Exchange Market and Chicago Board of Trade (“CBOT”).

Our gain from inventory holding and transactions in the Buenos Aires Futures and Options Exchange Market (Mercado a Término) and CBOT decreased from a Ps.3.9 million gain in fiscal year 2006 to a Ps.1.2 million gain in fiscal year 2007. During fiscal year 2006, we recorded a Ps.0.3 million loss from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT, which was offset by a Ps.4.2 million gain from the holding of grains, beef cattle and raw materials, while during fiscal year 2007, we recorded a Ps.3.1 million loss from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT, which was partially offset by a Ps.4.2 million gain from the holding of grains, beef cattle and raw materials.

Operating income

Operating income increased 242.2%, from Ps.11.1 million in fiscal year 2006 to Ps.38.0 million in fiscal year 2007. Our operating margin, calculated as our operating income divided by the sum of our production income increased from 17.0% for fiscal year 2006 to 37.0% for fiscal year 2007 primarily as a result of:

•	a 116.5% increase in gross profit, from Ps.19.0 million for fiscal year 2006 to Ps.41.2 million for fiscal year 2007;

•	a 1.8% decrease in selling expenses, from Ps.10.2 million for fiscal year 2006 to Ps.10.0 million for fiscal year 2007;

•

a 69.9% decrease in unrealized gain on inventory and transactions in the Buenos Aires Futures and Options Exchange Market, from Ps.3.9 million for fiscal year 2006 to Ps.1.2 million for fiscal year 2007;

•	a 43.8% increase in administrative expenses, from Ps.11.6 million for fiscal year 2006 to Ps.16.6 million for fiscal year 2007; and

•	a 124.9% increase in net gain on sale of farms, from Ps.9.9 million for fiscal year 2006 to Ps.22.3 million for fiscal year 2007.

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

Income tax expense

Our Income tax expenses increased 54.2%, from Ps.5.4 million in fiscal year 2006 to Ps.8.4 million in fiscal year 2007. We recognized our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses. Our effective tax rate in fiscal year 2007 was 17.0% compared to 16.5% in fiscal year 2006.

Minority interest

During fiscal years 2006 and 2007, a negative participation of third parties of Ps.0.1 million and Ps.0.3 million respectively was recorded to reflect the minority participation in the income of subsidiaries.

Net income

Due to the above-mentioned issues, our net income increased 50.1%, from Ps.32.9 million for fiscal year 2006 to Ps.49.4 million for fiscal year 2007. Our net margin, calculated as our net income for a fiscal year divided by the sum of our production income was 50.3% for fiscal year 2006 and 48.0% for fiscal year 2007.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal sources of liquidity have historically been:

•	cash generated by our issuance of common shares;

•	cash from borrowings and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from the sale of farms.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of interests in related companies;

•	capital expenditures for property, plant and equipment (including acquisitions or purchases of farms);

•	interest payments and repayments of short-term and long-term debt; and

•	payments of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from sales of real estate investments, bank borrowing, long-term debt and capital financing.

Cash Flows

The table below shows, for the periods indicated, our cash flows:

	For the year ended June 30,
	2006	2007	2008
	(in millions of Pesos)
Net cash used in operating activities	(21.5)	(56.1)	(76.3)
Net cash provided by financing activities	92.3	115.8	917.8
Net cash used in investing activities	(110.9)	(0.9)	(406.6)

Net increase (decrease) in cash and cash equivalents	(40.1)	58.8	434.9

As of June 30, 2008, we had cash and cash equivalents of Ps.521.1 million, an increase from Ps.86.2 million as of June 30, 2007. The increase was primarily due to our collection of receivables from the sale of fixed assets of Ps.6.4 million, cash inflows from the sale of farms of Ps.22.5 million, cash generated by our issuance of common shares of Ps.881.1 million, cash proceeds from the exercise of warrants of Ps.15.1 million, and net proceeds from short-term and long-term debt of Ps.33.5 million. This was partially offset by cash outflows for operating activities of Ps.76.3 million, for increases in our interest in related companies of Ps.407.5 million, for acquisition and improvement of fixed assets of Ps.28.0 million, and for dividend payments of Ps.8.3 million.

As of June 30, 2007, we had cash and cash equivalents of Ps.86.2 million, an increase from the Ps.27.4 million balance as of June 30, 2006. The increase was primarily due to cash inflows from the sale of farms of Ps.25.3 million, cash proceeds from the exercise of warrants of Ps.84.2 million and the net proceeds from short-term and long-term debt of Ps.39.4 million, partially offset by the cash outflows used in operating activities of Ps.56.1 million, dividend payments of Ps.5.5 million and acquisition and improvement of fixed assets of Ps.29.3 million.

Net Cash Used in Operating Activities

Fiscal Year ended June 30, 2007 and 2008

Net cash used in operations increased from Ps.56.1 million in fiscal year 2007 to Ps.76.3 million in fiscal year 2008. The increase in net cash used in operating activities was primarily due to the increase in current investments of Ps.18.3 million in fiscal year 2008 compared to fiscal year 2007, an increase in inventories of Ps.42.8 million and a decrease in other payables of Ps.5.4 million, which were partially offset by a decrease in trade accounts receivable of Ps.30.5 million, a decrease in other receivables of Ps.6.9 million, an increase of Ps.0.4 million in social security payable, expenses, taxes payable, and advances to customers, an increase of Ps.18.0 million in trade accounts payable, and dividends collected of Ps.1.4 million. Our operating activities resulted in net cash outflows of Ps.76.3 million for fiscal year 2008, due to an increase in current investments, other receivables, inventories, and decreases in other payables amounting to Ps.109.3 million that were partially offset by a decrease in trade accounts receivable and an increase in social security payable, expenses, taxes payable, advances to customers, trade accounts payable, and dividends collected of Ps.25.8 million.

Fiscal Year ended June 30, 2006 and 2007

Net cash used in operations increased from Ps.21.5 million in fiscal year 2006 to Ps.56.1 million in fiscal year 2007. The increase in net cash used in operating activities was primarily due to the increase in current investments of Ps.1.1 million in fiscal year 2007 compared to fiscal year 2006, an increase in trade accounts receivable of Ps.27.2 million, a decrease in other payables of

Ps.3.8 million and an increase in inventories of Ps.39.6 million which were partially offset by a Ps.25.9 million increase in other receivables, in trade accounts payable and in social security payable, expenses, taxes payable and advances to customers. Our operating activities resulted in net cash outflows of Ps.56.1 million for fiscal year 2007, essentially due to a decrease in current investments, an increase in social security payable, expenses, taxes payable, advances to customers, and dividends collected of Ps.13.1 million that were offset by an increase in trade accounts receivable, other receivables, inventories and trade accounts payable amounting to Ps.87.0 million.

Net Cash Used in Investing Activities

Fiscal Year ended June 30, 2007 and 2008

Net cash used in investing activities increased from a net cash outflow of Ps.0.9 million in fiscal year 2007 to a net cash outflow of Ps.406.6 million in fiscal year 2008. Our investing activities resulted in a net cash outflow of Ps.406.6 million in fiscal year 2008 mainly due to the acquisition of interests in related companies for Ps.407.5 and the acquisition and upgrading of fixed assets for Ps.28.0 million which were partially offset by the sale of fixed assets for Ps.22.5 million and the collection of secured receivables from the sale of farms for Ps.6.4 million.

Fiscal Year ended June 30, 2006 and 2007

Net cash used in investing activities decreased from a net cash outflow of Ps.110.9 million in fiscal year 2006 to a net cash outflows of Ps.0.9 million in fiscal year 2007. Our investing activities resulted in a net cash outflow of Ps.0.9 million in fiscal year 2007 mainly due to the acquisition and upgrading of fixed assets for Ps.29.3 million which was partially offset by the sale of fixed assets for Ps.25.3 million and the collection of secured receivables from the sale of farms for Ps.3.9 million.

Net Cash Provided by Financing Activities

Fiscal Year ended June 30, 2007 and 2008

Net cash provided from financing activities increased from Ps.115.8 million in fiscal year 2007 to Ps.917.8 million in fiscal year 2008 primarily due to an increase in cash generated by our issuance of common shares of Ps.881.1 million, partially offset by the decrease in the exercise of warrants for Ps.69.0 million, an increase of dividend payments of Ps.2.8 million, a decrease in proceeds of financial loans of Ps.5.8 million, and by the payment of secured payables from the purchase of farms of Ps.1.5 million. Our financing activities resulted in net cash inflows of Ps.917.8 million primarily due to our issuance of common shares of Ps.881.1 million, the exercise of warrants and proceeds from financial loans for Ps.94.3 million, partially offset by dividend payments and payments of financial loans for Ps.53.9 million.

Fiscal Year ended June 30, 2006 and 2007

Net cash provided from financing activities increased from Ps.92.3 million in fiscal year 2006 to Ps.115.8 million in fiscal year 2007 primarily due to a decrease in proceeds of financial loans of Ps.25.6 million partially offset by the increase in the exercise of warrants of Ps.30.6 million and by the payment of secured payable from the purchase of farms of Ps.14.3 million. Our financing activities resulted in net cash inflows of Ps.115.8 million primarily due to the exercise of warrants and proceeds from financial loans of Ps.168.7 million partially offset by dividend payments and payments of financial loans of Ps.50.6 million.

The current credit market turmoil may affect our ability to obtain additional capital; however, as of the date of this annual report, we have been able to complete some transactions and do not believe this may severely impact the execution of our business plan. If market conditions continue to deteriorate, we may have the ability to delay the funding of certain new development outlays. Also, we may need to raise additional funds in order to support more rapid expansion, develop or acquire new properties, respond to competitive pressures, or take advantage of unanticipated opportunities.

We believe our working capital (calculated by subtracting current liabilities from current assets) is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales. For more information about liquidity, please see “Risk Factors” section.

Our Indebtedness

Convertible Notes due 2007

On November 21, 2002, we issued US$ 50.0 million of convertible notes due November 2007. The convertible notes accrued interest at 8% per annum, payable on a semi-annual basis. The conversion price was US$ 0.5078 per common share which meant that each convertible note could be exchanged for 1.9693 common shares. Additionally, each convertible note contained an attached warrant granting an option to acquire 1.9693 shares at a price of US$ 0.6093 each.

The exercise term of our outstanding warrants and the conversion term of our convertible notes issued on November 21, 2002 expired on November 14, 2007. During the conversion and exercise terms, the holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes. There are no additional outstanding warrants or convertible notes to acquire our shares.

Credit Suisse Loan Agreement

On May 2, 2006, we entered into a US$ 8 million loan agreement with Credit Suisse. The maturity of this loan agreement was November 2, 2008 and the applicable interest rate was 3-month LIBOR plus 375 basis points. The Credit Suisse loan agreement was initially secured by a swap transaction under ISDA 2000 Definitions with IRSA’s convertible notes for a total amount of US$ 10 million, which were subsequently replaced with 1,834,860 GDRs of IRSA, plus a U.S. dollar denominated amount that fluctuates in accordance with the trading price of IRSA’s shares. This loan agreement imposed certain restrictions on the payment of dividends. Under the agreement we were permitted to pay or distribute, directly or indirectly, whether in cash or obligations to third parties, up to US$ 5,000,000 for any calendar year:

•

for any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, withdrawal, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our shareholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our shareholders as such; or

•	in consideration of any irrevocable capital contributions or in payment of interest.

After the closing of the fiscal year ended June 30, 2008, on October 24, 2008, we repaid our total debt to Credit Suisse International (“CSI”). Cresud repaid the principal amount of US$ 8.0 million and, simultaneously, Cresud received from CSI 1,834,860 GDRs of IRSA which were held as collateral for the transaction.

Other Loans

As of June 30, 2008, we had total loans for Ps.195.6 million, composed by unsecured loans for Ps.152.6 million denominated in Pesos and Ps.20.9 million denominated in U.S. Dollars; and secured loans for Ps.22.1 million for the purpose of financing our investment in BrasilAgro, as detailed in the following table, which presents our indebtedness as of June 30, 2008:

	Timetable of Maturity or Amortization
	Currency	Under 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total	Annual average interest rate
		(in millions of constant Pesos as of June 30, 2008) (1) (2)%
Unsecured Loans	ARS	152.6	—	—	—	—	152.6	Floating
Unsecured Loans	US$	20.9	—	—	—	—	20.9	6.59
Secured Loans (3)	US$	22.1	—	—	—	—	22.1	Libor + 3.75

Total Debt		195.6	—	—	—	—	195.6

(1)	Exchange rate as of June 30, 2008 US$ 1.00 = Ps.3.025.

(2)	Includes accrued interest.

(3)	Net of guarantee in cash for Ps. 2.4 million.

As of September 30, 2008, our debt, excluding the loan from Credit Suisse that was repaid on October 24, 2008, amounts to Ps. 91.8 million. After analyzing the structure of our debt , we obtained loans for Ps. 22.8 million to finance our crop production and Ps. 69.0 million for short-term needs.

IRSA’s Results of Operations

Overview

Effects of the economic crisis on IRSA since 2001

IRSA’s historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina, where all of its assets are located and its operations are performed. From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8,5% during 2007 and 4,7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

During 2008, the international scenario has shown signs of deterioration, as a consequence of the subprime mortgages collapse. Thus, from the standpoint of economics and finance, uncertainty has grown and global growth expectations have been revised down, not only with respect to the developed countries, but also to the emerging ones.

Therefore, Argentina faces a global economic slow-down that may significantly impair economic growth. However, Argentina can continue to generate positive export balances through the export of primary commodities and industrial manufactures.

Although the Argentine economy has recovered significantly from the crisis occurred un 2002, the effects of the global economic slow down on Argentina cannot be predicted. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect IRSA’s financial condition and results of operations. The following are annual inflation rates’ since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008(1)	9.3%	13.8%

The increase in inflationary risk may erode IRSA’s present macroeconomic stability, causing a negative impact on IRSA’s operations.

During 2006 and 2007 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the food and textile sectors. In this regard, the Wholesale Price Index (“IPIM”) increased by 9.1% in the first eleven months of 2008. This shows that inflation is one of the most important problems facing the Argentina today.

Effects of interest rate fluctuations

Most of IRSA’s U.S. dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in IRSA’s financial costs and may not materially affect IRSA’s financial condition and IRSA’s results of operations.

Effects of foreign currency fluctuations

A significant portion of IRSA’s financial debt is denominated in U.S. dollars. Therefore, a devaluation of the Argentine Peso against the U.S. dollar would increase IRSA’s indebtedness measured in Pesos and materially affect IRSA’s results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on IRSA’s mortgages and lease receivables. Due to the fact that many of IRSA’s customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S. dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict IRSA’s access to U.S. dollars, affecting IRSA’s ability to service IRSA’s U.S. dollar denominated liabilities.

Evolution of IRSA’s Business Segments

Shopping centers

The profitability of IRSA’s shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has significantly increased the revenues of Alto Palermo, IRSA’s subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2006, 2007 and 2008, IRSA’s shopping center revenues were Ps.215.0 million, Ps.270.3 million and Ps.345.4 million respectively.

Consumer Financing operations.

Tarshop S.A. is a subsidiary of Alto Palermo through which IRSA has rolled out a consumer financing business. Economic reactivation and the consequent increase in consumer spending have been fueling the growth in this business as in the case of the shopping center segment. Conceived originally as a marketing tool intended to stimulate sales at IRSA’s shopping centers, Tarshop’s credit card business has extended beyond IRSA’s shopping centers, becoming one of the fastest growing consumer financing businesses in the consumer financing industry in Argentina. As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. Total portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program. During the fiscal years ended June 30, 2006, 2007 and 2008, the revenues of IRSA’s credit card operations were Ps.123.0 million, Ps.213.0 million and Ps.291.0 million, respectively.

As a result of the current international financial scenario, IRSA has observed a high volatility in interest rates and increases in systemic delinquency, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have forced IRSA to review the general economic and the business prospects of Tarshop S.A. IRSA is focused on improving Tarshop’s capital base and operating performance in order to consolidate its position in the industry. For more information about IRSA’s consumer financing Segment, please see “Recent Developments” section.

Development and sale of properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last four years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in IRSA’s Development and Sale of Properties segment. During the fiscal years ended June 30, 2006, 2007 and 2008, IRSA’s development and sale of properties segment had revenues of Ps.104.0 million, Ps.75.8 million and Ps. 196.8 million, respectively.

Office and other non-shopping center rental properties

The profitability of offices and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which IRSA can lease IRSA’s premises which in turn adversely affect IRSA’s revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last four years, significantly raising prices. During the fiscal years ended June 30, 2006, 2007 and 2008, IRSA’s offices and other non-shopping center rental properties segment had revenues of Ps.30.6 million, Ps.55.7 million and Ps.101.0 million, respectively.

Hotel operations

The revenues from IRSA’s hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2006, 2007 and 2008, IRSA’s Hotel operations segment had revenues of Ps.103.8 million, Ps.122.7 million and Ps.148.8 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of IRSA’s overall operating results. These factors are based upon the information which is currently available to IRSA and do not represent all of the factors that are relevant to an understanding of IRSA’s current and future results of operations.

Recent results on equity investees

IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of mortgage loans granted and provider of mortgage-related insurance and mortgage loan services. For fiscal years ended June 30, 2007 and 2008, IRSA’s investment in Banco Hipotecario generated a gain of Ps.41.4 million and a loss of Ps.12.4 million respectively. The results IRSA recorded in IRSA’s 2007 and 2008 fiscal years represented 38.6% and (22.5)%, respectively, of IRSA’s consolidated net income for such years.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare IRSA’s year-to-year results. For example, the Ps.108.4 million sale of Bouchard 551 and the Ps.56.6 million sale of plot Y of Dique III have significantly impacted IRSA’s results for IRSA’s 2008 fiscal year. IRSA’s historical revenues have varied from period to period depending upon the timing of sales of properties, and IRSA’s future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of IRSA’s consolidated financial statements included in this annual report, IRSA has relied on variables and assumptions derived from historical experience and various other factors that IRSA deemed reasonable and relevant. Although IRSA review these estimates and assumptions in the ordinary course of business, the portrayal of IRSA’s financial condition and results of operation often requires IRSA’s management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of IRSA’s assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms IRSA’s judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, IRSA has included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	business combinations;

•	useful lives of real estate assets;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax;

•	minimum presumed income tax; and

•	negative goodwill, net

Revenue recognition

IRSA primarily derives its revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from hotel operations.

Accounting for real estate barter transactions. During the years ended June 30, 2008 and 2006 IRSA entered into certain non-monetary transactions with third parties pursuant to which IRSA sold plots of land in the ordinary course of business in exchange for cash and/or other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. IRSA believes that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on IRSA’s consolidated balance sheet as well as on IRSA’s results of operations.

Recognition of inventories at net realizable value. Inventories, on which IRSA received payments in advance that establish the sales price and the terms and conditions of the contract assuring the closing of the transaction and the realization of the gain, are valued at net realizable value. At June 30, 2008, payments for Ps.2.8 million were valued according to these criteria, which were principally applied to the following developments: Torre Renoir Dock III for Ps.2.6 million and “Torres Rosario” for Ps.0.2 million. IRSA believes that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on IRSA’s consolidated balance sheet as well as on IRSA’s results of operations. The performance of a sensitivity analysis, which reduced the fair market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” by Ps.2.1 million for IRSA’s fiscal year ended June 30, 2008.

Leases and services from shopping center operations. IRSA accounts for IRSA’s leases with tenants as operating leases. IRSA generally charges tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of IRSA’s lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. IRSA determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, IRSA does not recognize contingent rents until the required thresholds are exceeded.

IRSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA also charges IRSA’s tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. IRSA recognizes administration fees monthly when earned. In addition to rent, IRSA generally charges tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. IRSA recognizes admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA also derives revenues for parking lot fees charged to visitors. IRSA recognizes parking revenues as services are performed.

Leases and services from office and other non-shopping center rental properties. IRSA accounts for IRSA’s leases with tenants as operating leases. IRSA charges tenants a base rent on a monthly basis. IRSA recognizes rental income on a straight-line basis over the term of the leases.

Development and sale of properties. IRSA records revenue from the sale of properties when all of the following criteria are met: (a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed); (b) IRSA determines that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property); (c) IRSA’s receivable is not subject to future subordination (IRSA’s receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and (d) IRSA has transferred to the buyer the risk and rewards of ownership and does not have a continuing involvement in the property.

IRSA generally enters into purchase and sale agreements with purchasers of units in IRSA’s residential development properties prior to the commencement of construction. Pursuant to this practice, IRSA initiates its marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

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

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay IRSA an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Consumer financing. IRSA derives revenues from origination of consumer loans and consumer financing transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an upfront basis, and (iv) interest income generating by financing and lending activities. Revenue from financing and lending activities are comprised of interest income generating by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis.

Hotel operations. IRSA recognizes revenues from occupation of rooms, catering, and restaurant services as earned at the close of each business day.

Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, IRSA allocates the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, IRSA’s management use a number of sources. IRSA also considers information about each property obtained as a result of IRSA’s pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. IRSA allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally, IRSA determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management uses independent sources or management’s determination of the relative fair values of the respective in-place lease values. IRSA’s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. IRSA also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and IRSA’s overall relationship with the respective tenant. IRSA has not identified any lessee with whom IRSA has developed a type of relationship allowing the recognition of an intangible asset.

Useful lives of real estate assets

IRSA is required to make subjective assessments as to the useful lives of IRSA’s properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on IRSA’s net income. If ITSA would lengthen or shorten the expected useful life of a particular asset, it would be depreciated over more or less years and result in less or more depreciation expense and higher or lower net income.

Provisions for allowances and contingencies

IRSA provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of IRSA’s agreements. Allowances are determined on a case-by-case basis, where applicable, by considering the present value of expected future cash flow or the fair market value of collateral if the loan is securitized. Determinations that an allowance should be recognized are dependent on information available at the time of the determination. As a result, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used at the time of the determination. IRSA has considered all events and/or transactions subject to reasonable and standard estimation procedures. The consolidated financial statements reflect these considerations.

IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimate of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have material effect on IRSA’s future results of operations and financial condition or liquidity.

Impairment of long-lived assets

IRSA periodically evaluates the carrying value of IRSA’s long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. IRSA considers the carrying value of a long-lived asset to be impaired when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

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

During the years ended June 30, 2002, 2003, 2004 and 2005 IRSA recognized impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement.

The fair market value of IRSA’s office and rental properties was determined following the rent value method, taking into consideration each property’s future cash flow, its comparability with other properties in the market and its historic vacancy rates. The price per square meter of IRSA’s properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates are the lowest in history with rates below 1%. Moreover, IRSA currently believes that a significant amount of new office space, comparable to IRSA’s existing buildings, is not likely to become available in the City of Buenos Aires during IRSA’s next two or three fiscal years. IRSA applied an assumed 5% vacancy rate in preparing IRSA’s cash flow analyses. For buildings IRSA considers to be Class A (those having the best location and condition) the average price per square meter used was between Ps.80 and Ps.120 per square meter per month, while for buildings IRSA consider to be Class A/B (having very good location and/or condition) the average price was between Ps.52 and Ps.69 per square meter per month, and for buildings IRSA considers Class B/C (those having good location and/or condition) it was Ps.36 per square meter per month. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses of Ps.0.2 million, as of June 30, 2008.

With respect to IRSA’s Hotel Operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. IRSA believes that tourism activities and related industries in Argentina have increased by 8% to 12% over the last 12 months, above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency.

Shopping centers were valued according to the rent value method. IRSA calculated discount rates considering each property’s location, its comparability with other properties in the market, its historic rental income, vacancy rates and cash flow. The average discount rates IRSA used ranged between 14.5% and 16.5%, the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration a permanent vacancy rate of 5%.

IRSA used the open market method for determining the fair market value of IRSA’s land reserves and inventories. IRSA estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5% would have resulted in a smaller reversal of impairment losses of Ps.0.02 million, and an increased recognition of impairment losses of Ps. 0.02 million, as of June 30, 2008.

Debt restructuring

Extension of the Alto Palermo’s Convertible Notes’ maturity date. On August 20, 2002, Alto Palermo issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, IRSA concluded that the instruments were not substantially different and accordingly the original Convertible Notes were not considered to have been extinguished.

IRSA believes that the accounting policy related to the extension of Alto Palermo’s Convertible Notes’ maturity date is a “critical accounting policy” because it required us to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as a result the impact on the fair market value of IRSA’s debt instruments could be material.

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

Minimum presumed income tax (“MPIT”)

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

Negative goodwill, net

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

Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed its respective estimated recoverable value at the end of this year.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting for the appraisal revaluation of fixed assets;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•

the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences;

•	the effect of the reversal of gain from recognition of financial receivables at net realizable value.

•	the effect of the reversal of capitalized exchange differences.

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate; and

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 28 to IRSA’s audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2006, 2007 and 2008 was approximately Ps. 96.6 million, Ps.107.1 million and Ps. 54.9 million, respectively, compared to approximately Ps. 89.9 million, Ps.103.2 million and Ps.122.1 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2007 and 2008, was Ps.1,646.7 million and Ps.1,924.2 million, respectively, compared to Ps.1,358.7 million and Ps.1,640.9 million, respectively, under U.S. GAAP.

Business Segment Reporting

IRSA has determined that IRSA’s reportable segments are those based on IRSA’s method of internal reporting. Accordingly, IRSA has six reportable segments. These segments are “Shopping centers,” “Consumer financing,” “Development and sale of properties,” “Offices and other non-shopping center rental properties,” “Hotel operations” and “Financial operations and others.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of IRSA’s shopping centers principally consisting of lease and service revenues from tenants.

Consumer financing. IRSA operates a consumer financing business through Alto Palermo’s majority-owned subsidiary Tarshop. Consumer financing operations consist primarily of lending and servicing activities relating to the credit card and personal loans products IRSA offers to consumers at shopping centers, hypermarkets and street stores. IRSA finances a substantial majority of IRSA’s credit card and personal loans consumer financing activities through securitization of the receivables underlying the accounts IRSA originates. IRSA’s revenues from consumer financing transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing and printing cardholders’ account statement.

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

IRSA measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. IRSA evaluates performance and allocate IRSA’s resources to each segment based on operating income. The company is not dependent on any single customer.

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are directly allocated to these segments. These expenses are individually incurred by each segment. All other selling expenses are allocated to the remaining segments based on the expenses incurred by each segment.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 45.8% and 54.2% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments) are allocated to the Development and sale of properties and the Offices and other non-shopping center rental properties segments, respectively.

Allocation of results from retained interest in securitized receivables to business segments

Alto Palermo’s results from its interest in Tarjeta Shopping trusts are allocated to IRSA’s Consumer financing segment.

Allocation of results from operations and holding of real estate assets, net

These results are allocated to the segment that generates them.

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

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting assets and liabilities, gain (loss) on financial operations, financial expenses, exchange gain (loss), and other financial results allocated to each segment, as described below.

Gain (loss) on financial operations

The gains (losses) on financial operations related to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments as each of them manages their financial results separately. The remaining financial gains or losses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Interest income, interest on discounting assets and liabilities and financial expenses

Only the results generated by Alto Palermo, Tarjeta Shopping, and IRSA’s hotels are recorded in the Shopping centers, Consumer financing and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Consumer financing, Hotel operations, and Financial operations and others in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results

In the case of Shopping centers, Consumer financing, and Hotel operations, exchange gains (losses) and other financial results are attributed to the segments that give rise to them. The remaining items are recorded in Financial operations and others as they are not directly related to any segment.

Allocation of (Loss) gain on equity investees

(Loss) gain on equity investees is allocated to the corresponding segments. (Loss) gain on equity investees carrying out activities not falling under any of IRSA’s segments of activity are recorded under Financial operations and others.

Allocation of other (income) expenses, net

The Shopping centers, Consumer financing, and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among IRSA’s respective segments that generate them.

Allocation of income tax and MPIT

The corresponding taxes are allocated to the segment that generates them, with the exception of IRSA’s taxes that are prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial operations and others segments.

The following tables show certain operating data by business activity:

As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	196,811	100,989	345,395	148,847	291,030	1,170	1,084,242
Costs	(150,894)	(25,818)	(99,175)	(84,220)	(129,025)	(529)	(489,661)

Gross profit	45,917	75,171	246,220	64,627	162,005	641	594,581
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(111,415)	—	(163,986)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(66,988)	—	(179,994)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holding of real estate assets, net	66	2,604	—	—	—	—	2,670

Operating income (loss)	19,270	52,289	182,261	18,040	(17,659)	641	254,842
Amortization of goodwill	488	1,782	(390)	—	(242)	—	1,638
Loss on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Other income (expenses), net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,002	163,228	6,420	(14,476)	(48,478)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss)	12,012	45,681	51,889	3,273	(8,540)	(49,440)	54,875
Gross margin(b)	0.23	0.74	0.71	0.43	0.56	0.55	0.55
Operating margin(c)	0.10	0.52	0.53	0.12	(0.06)	0.55	0.24
Net margin(d)	0.06	0.45	0.15	0.02	0.03	(42.26)	0.05
Depreciation and amortization(e)	577	24,908	73,185	13,283	1,888	—	113,841
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non operating assets	26,519	57,433	62,649	18,246	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”.

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)

Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss) gain from operations and holding of real estate assets, net	(18)	1,845	741	—	—	—	2,568

Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532
Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Other income (expenses), net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
(Loss) Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and minimum presumed income tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net (loss) income	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097
Gross margin(b)	0.24	0.70	0.66	0.44	0.64	0.43	0.58
Operating margin(c)	0.08	0.35	0.46	0.12	0.15	0.43	0.27
Net margin(d)	(0.17)	0.22	0.09	0.04	0.06	47.59	0.14
Depreciation and amortization(e)	39	16,256	67,046	12,358	1,297	—	96,996
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”.

As of and for year ended June 30, 2006	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)

Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Gain from recognition of inventories at net realizable value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,807)	(11,315)	(25,837)	(20,998)	(25,925)	—	(96,882)
Net income from retained interest in securitized receivables	—	—	—	—	2,625	—	2,625
Gain from operations and holding of real estate assets, net	52	2,619	9,499	446	—	—	12,616

Operating income	44,277	11,862	105,583	14,552	24,836	56	201,166
Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
(Loss) gain on equity investees	—	—	(1,599)	146	—	43,110	41,657
Financial results, net	(5,383)	(4,579)	(23,273)	(1,935)	106	(5,862)	(40,926)
Other expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,894	7,283	70,219	12,348	24,593	29,217	182,554
Income tax and minimum presumed income tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income	36,841	3,755	15,417	4,339	8,981	27,240	96,573
Gross margin(b)	0.48	0.71	0.64	0.44	0.64	0.04	0.58
Operating margin(c)	0.43	0.39	0.49	0.14	0.20	0.04	0.35
Net margin(d)	0.35	0.12	0.07	0.04	0.07	19.26	0.17
Depreciation and amortization(e)	253	7,903	62,337	9,671	815	—	80,979
Balance Sheet Data
Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121
Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”.

Results of Operations for the Fiscal Years ended June 30, 2007 and 2008

Revenues

Revenues from sales, leases and services rose 46.8%, from Ps. 738.8 million for fiscal year 2007 to Ps. 1,084.2 million in fiscal year 2008, due mainly to an increase in revenues from IRSA’s Development and sale of properties, Consumer financing, Shopping centers, Offices and other non-shopping center rental properties, and Hotel operations segments.

Development and sale of properties

The revenues of IRSA’s Development and sale of properties segment rose 159.8% from Ps.75.8 million for fiscal year 2007 to Ps.196.8 million in fiscal year 2008. Revenues associated with this segment commonly sustain significant period-on-period variations arising from: (i) the number of properties sold and their prices, (ii) the properties in construction and the degree of progress of such projects.

This increase in revenues was primarily due to the revenues generated during fiscal year 2008 by (i) the sale of 29.9% of the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps.108.4 million; (ii) the sale of Parcel Y at Dock III for Ps.56.6 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots appraised at Ps. 19.2 million and (iv) a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots appraised at Ps. 3.4 million.

Offices and other non-shopping center rental properties

The revenues of IRSA’s Offices and other non-shopping center rental properties segment increased 81.4%, from Ps. 55.7 million for fiscal year 2007 to Ps. 101.0 million in fiscal year 2008. This increase was mainly due to Ps. 45.0 million increase in revenues from office rentals which rose from Ps. 52.9 million in fiscal year 2007 to Ps. 97.9 million in fiscal year 2008. This Ps. 45 million increase in revenues was mainly attributable to: (i) Ps. 28.3 million in revenues from rentals in the following recently acquired Class A office buildings: Della Paolera 265, purchased in August 2007 generated revenues of Ps. 15.7 million, Bouchard 551, acquired in March 2007, generated revenues of Ps. 8.8 million, and Dock del Plata, acquired in November 2006, generated revenues of Ps. 3.8 million; and (ii) Ps. 16.1 million in revenues from rentals due to the increase in prices charged per square meter and similar increases in occupancy rates (which increased from 94% during fiscal year 2007 to 93.6% during fiscal year 2008).

Shopping centers

The revenues of IRSA’s Shopping centers segment rose by 27.8% from Ps. 270.3 million for fiscal year 2007 to Ps. 345.4 million in fiscal year 2008. This increase was due mainly due to a Ps. 62.6 million increase in revenues from rentals and admission rights. This increase was due in turn to a 31.0% increase in the total sales of IRSA’s tenants which went up from Ps. 2,825.8 million in fiscal year 2007 to Ps. 3,702.3 million in fiscal year 2008. The average occupancy rate at IRSA’s shopping centers rose from 99.1% in fiscal year 2007 to 99.3% during fiscal year 2008.

Hotel operations

The revenues of the Hotel operations segment rose by 21.3% from Ps. 122.7 million in fiscal year 2007 to Ps. 148.8 million in fiscal year 2008, mainly due to (i) an 18.8% increase in the average price per room at the hotels (from Ps. 469.0 per night in fiscal year 2007 to Ps. 557.0 per night in fiscal year 2008), (ii) an increase in the average occupancy rate from 74% in fiscal year 2007 to 76% in fiscal year 2008, and (iii) a 27.2% increase in the number of rooms available at Hotel Llao Llao, which were added during fiscal year 2008.

Consumer financing

The revenues of the Consumer financing segment rose by 36.7%, up from Ps. 213.0 million during fiscal year 2007 to Ps. 291.0 million during fiscal year 2008. This was mainly due to (i) the favorable macroeconomic conditions prevailing in Argentina in 2008 and the consequent rise in consumption, (ii) the continuous enhancement in the services rendered to Tarshop customers, (iii) an increase in the fees charged for the issuance of credit card statements and for the issuance of credit cards.

Financial operations and others

The revenues of the Financial operations and others segment decreased by Ps. 0.2 million, from Ps. 1.4 million during fiscal year 2007 to Ps. 1.2 million during fiscal year 2008.

Costs

Costs increased by 57.1%, from Ps. 311.6 million for fiscal year 2007 to Ps. 489,7 million in fiscal year 2008, due to an increase in the costs of the following segments: Development and sale of properties, Consumer financing, Hotel operations, Offices and other non-shopping center rental properties, and Shopping centers. When measured as a percentage of IRSA’s revenues, costs went up from 42.2% during fiscal year 2007 to 45.2% during fiscal year 2008.

Development and sale of properties

The costs of the Development and sale of properties segment increased by 161.0%, from Ps. 57.8 million for fiscal year 2007 to Ps. 150.9 million in fiscal year 2008. The costs associated with this segment commonly sustain major period-on-period variations according to: (i) the number of properties sold and their prices and (ii) the properties in construction and the degree of progress of such projects.

The increase in costs in fiscal year 2008 was mainly due to: (i) the sale of a 29.9% stake in the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 89.4 million, (ii) the sale of Parcel Y at Dock III for Ps. 41.8 million, (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots for Ps. 10,1 million, and (iv) Ps. 3.6 million cost of a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots. When measured as a percentage of IRSA’s revenues, the costs associated with the Development and sale of properties segment rose from 76.3% during fiscal year 2007 to 76.7% during fiscal year 2008.

Offices and other non-shopping center rental properties

The costs of the Offices and other non-shopping center rental properties segment rose by 54.6%, from Ps. 16.7 million for fiscal year 2007 to Ps. 25.8 million in fiscal year 2008. Depreciation accounts for the most significant portion of the costs associated with this segment.

The increase in the costs for fiscal year 2008 when compared to fiscal year 2007 was mainly due to increased depreciation expenses which amounted to Ps. 4.8 million, as a consequence of the addition to IRSA’s portfolio of three new buildings to be allocated to IRSA’s rentals business, namely, Edificio República, Della Paolera 265 and Museo Renault. When measured as a percentage of the segment’s revenues, the costs associated with the Offices and other non-shopping center rental properties segment dropped from 30.0% during fiscal year 2007 to 25.6% during fiscal year 2008.

Shopping centers

The costs of the Shopping centers segment rose by 8.8% from Ps. 91.1 million for fiscal year 2007 to Ps. 99.2 million in fiscal year 2008, primarily due to: (i) a Ps. 6.2 million increase in depreciation and amortization, (ii) higher costs resulting from lawsuit-related contingencies in the amount of Ps. 1.6 million, (iii) an increase in parking-lot related expenses in the amount of Ps. 1.4 million, and (iv) an increase in costs associated with unrecoverable expenses in the amount of Ps. 1.1 million, offset in part by (v) a decrease in the costs related to refurbishments and changes in leasable areas in the amount of Ps. 2.2 million.When measured as a percentage of the segment’s revenues, the costs associated with the Shopping centers segment dropped from 33.7% during fiscal year 2007 to 28.7% during fiscal year 2008.

Hotel operations

The costs of the Hotel operations segment rose by 22.1%, from Ps. 69.0 million for fiscal year 2007 to Ps. 84.2 million in fiscal year 2008, mainly due to salary increases and increased social security contributions, increases in the costs of food and beverages, repairs and maintenance, public utilities, and fees and commissions paid. When measured as a percentage of IRSA’s revenues, the costs associated with the Hotel operations segment rose from 56.2% in fiscal year 2007 to 56.6% in fiscal year 2008.

Consumer financing

The costs of the Consumer financing segment rose by 69.2% from Ps. 76.3 million during fiscal year 2007 to Ps. 129.0 million during fiscal year 2008 mainly as a result of: (i) an increase in the expenses related to interest and fees originating in the outsourcing of collection and other related services; (ii) an increase in expenses related to salaries and social security contributions; (iii) an increase in the fees for services; and (iv) an increase in taxes, charges, contributions and tax-related services.

When measured as a percentage of the segment revenues, the costs associated with the Consumer financing segment went up from 35.8% during fiscal year 2007 to 44.3% during fiscal year 2008.

Financial operations and others

The costs of the Financial operations and others segment decreased by Ps. 0.3 million, from Ps. 0.8 million for fiscal year 2007 down to Ps. 0.5 million in fiscal year 2008.

Gross profit

As a result of the above, gross profit rose by 39.2%, from Ps. 427.1 million for fiscal year 2007 to Ps. 594.6 million in fiscal year 2008, mainly due to the increase in gross profit from the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, Consumer financing, and Hotel operations segments. When measured as a percentage of the segment’s revenues, gross profit dropped from 57.8% for fiscal year 2007 to 54.8% for fiscal year 2008.

Gain from recognition of inventories at net realizable value

During fiscal year 2008, IRSA recorded a Ps. 2.8 million gain from recognition of inventories at net realizable value, primarily in connection with “Torre Renoir” for Ps. 2.6 million, compared to a Ps. 20.7 million gain during fiscal year 2007, primarily related to “Dock III – Parcel X” for Ps. 18.7 million and to “San Martín de Tours” for Ps. 1.5 million.

Selling expenses

Selling expenses rose by 44.2%, from Ps. 113.7 million for fiscal year 2007 to Ps. 164.0 million in fiscal year 2008, mainly due to an increase in the selling expenses of Consumer financing operations segment and to a lesser extent, to increases in the Hotel operations and Shopping centers segments, which were offset in part by the decreases in the Development and sale of properties, and Offices and other non-shopping center rental properties segments. When measured as a percentage of revenues, Selling expenses decreased from 15.4% for fiscal year 2007 to 15.1% in fiscal year 2008.

Development and sale of properties

The selling expenses associated with the Development and sale of properties segment include a turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses dropped by 40.1%, from Ps. 12.8 million during fiscal year 2007 to Ps. 7.7 million during fiscal year 2008, primarily as a result of a Ps. 7.2 million decrease in turnover tax, offset in part by a Ps. 2.1 million increase in advertising and promotion expenses. When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties segment fell from 17.0% during fiscal year 2007 to 3.9% during fiscal year 2008.

Offices and other non-shopping center rental properties

The selling expenses of the Offices and other non-shopping center rental properties segment decreased by Ps. 0.9 million from Ps. 4.4 million for fiscal year 2007 to Ps. 3.5 million in fiscal year 2008 mainly due to the reduction in the allowance for doubtful accounts and to the decrease in advertising and promotion expenses; which were offset in part by an increase in turnover tax. When measured as a percentage of the segment’s revenues, the Selling expenses associated with the Offices and other non-shopping center rental properties segment fell from 7.9% during fiscal year 2007 to 3.4% during fiscal year 2008.

Shopping centers

The selling expenses of the Shopping centers segment rose by 11.0% from Ps. 22.3 million for fiscal year 2007 to Ps. 24.8 million in fiscal year 2008 as a result of: (i) a Ps. 2.1 million increase in salaries and social security contributions; (ii) a Ps. 0.9 million increase in exhibitions and events; and (iii) a Ps. 0.7 million increase in turnover tax; (iv) offset in part by a Ps. 1.2 million decrease in the allowance for doubtful accounts. When measured as a percentage of the segment’s revenues, the selling expenses associated with the Shopping centers segment decreased from 8.3% during fiscal year 2007 to 7.2% during fiscal year 2008.

Hotel operations

The selling expenses of the Hotel operations segment rose by 36.4% from Ps. 12.2 million for fiscal year 2007 to Ps. 16.6 million for fiscal year 2008. This increase was primarily due to (i) an increase in the commissions of travel agents and credit cards in the amount of Ps. 2.1 million, indicative of the increase in the level of activities; and (ii) a Ps. 0.9 million increase in advertising. When measured as a percentage of the segment’s revenues, the Selling expenses associated with the Hotel operations segment went up from 9.9% during fiscal year 2007 to 11.2% during fiscal year 2008.

Consumer financing

Selling expenses from the Consumer Financing segment increased 79.8%, from Ps.62.0 million during fiscal year ended June 30, 2007 to Ps.111,4 million during fiscal year ended June 30, 2008, mainly due to: (i) an increase in allowance for doubtful accounts of Ps. 38.5 million. In this case it is important to note that as of June 30, 2008 a higher bad debt chargeoff of Ps. 21.8 million resulted from an increase in overdue accounts; (ii) a Ps. 5.5 million increase in advertising expenses and rewards; and (iii) a Ps. 4.7 million increase in turnover tax expenses. When measured as a percentage of the segment’s revenues, the Selling expenses associated with Consumer financing operations increased from 29.1% during fiscal year 2007 to 38.3% during fiscal year 2008.

Administrative expenses

Administrative expenses rose by 27.3%, from Ps. 141.4 million for fiscal year 2007 to Ps. 180.0 million in fiscal year 2008, mainly due to the increase in the activities of the Consumer financing operations segment, and to a lesser extent, to the increases sustained by each one of the remaining segments. The main components of administrative expenses are salaries and social security contributions for administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed asset depreciation, and taxes (except for turnover tax). When measured as a percentage of revenues, Administrative expenses went down from 19.1% in fiscal year 2007 to 16.6% in fiscal year 2008.

Development and sale of properties

The administrative expenses of the Development and sale of properties segment rose by 11.3%, from Ps. 19.6 million for fiscal year 2007 to Ps. 21.8 million in fiscal year 2008, mainly due to a Ps. 1.6 million increase in fees and compensation for services. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Development and sale of properties segment dropped from 25.9% for fiscal year 2007 to 11.1% in fiscal year 2008.

Offices and other non-shopping center rental properties

The administrative expenses related to the Offices and other non-shopping center rental properties segment rose by 30.9%, from Ps. 16.8 million for fiscal year 2007 to Ps. 22.0 million in fiscal year 2008. The increase was mainly due to (i) a Ps. 2.5 million increase in fees and compensation for services, and (ii) a Ps. 0.7 million increase in salaries and social security contributions. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Offices and other non-shopping center rental properties segment dropped from 30.2% for fiscal year 2007 to 21.8% in fiscal year 2008.

Shopping centers

The administrative expenses related to the Shopping centers segment rose by 19.7%, from Ps. 32.7 million for fiscal year 2007 to Ps. 39.2 million in fiscal year 2008 mainly due to (i) a Ps. 3.3 million increase in salaries and social security contributions, (ii) a Ps. 1.7 million increase in taxes, mainly related to the tax on bank debits and credits, and (iii) a Ps. 1.3 million increase in directors’ fees. When measured as a percentage of the segment’s revenues, the Administrative expenses associated with the Shopping centers segment, decreased from 12.1% during fiscal year 2007 to 11.3% during fiscal year 2008 as a result of the current financial crisis and the increase in delinquency rates.

Hotel operations

The administrative expenses related to the Hotel operations segment rose by 11.5%, from Ps. 26.9 million for fiscal year2007 to Ps. 30.0 million in fiscal year 2008, mainly as a result of (i) a Ps. 1.9 million increase in salaries and social security contributions, and (ii) a Ps. 1.6 million increase in fees and compensation for services; offset in part by (iii) a Ps. 1.3 million decrease in commissions. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Hotel operations segment decreased from 21.9% for fiscal year 2007 to 20.1% for fiscal year 2008.

Consumer financing

The administrative expenses related to the Consumer financing segment rose by 47.7%, jumping from Ps. 45.4 million during fiscal year 2007 to Ps. 67.0 million during fiscal year 2008. This increase was mainly due to (i) a Ps. 9.1 million increase in salaries and social security contributions; (ii) a Ps. 7.5 million increase in fees and compensation for services; and (iii) increased expenses associated with property rentals and taxes of Ps. 4.2 million. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Consumer financing segment rose from 21.3% during fiscal year 2007 to 23.0% during fiscal year 2008.

Net loss from retained interest in securitized receivables

Income/loss from retained interest in securitized receivables dropped by Ps. 4.5 million, from income of Ps. 3.3 million for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. A loss at the time of placement of new issuances is recognized when, as a consequence of prevailing market conditions, there is an increase in interest rates payable to Tarshop Trust Bond holders resulting in a tightening of the spreads at which receivables underlying such issues are financed. As of June 30, 2008, IRSA increased an allowance for impairment by Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

Gain from operations and holding of real estate assets, net

This item reflects the income and loss resulting from impairment and the reversal of charges for impairment recognized in the past. Results from operation and holding of real estate assets rose by 4.0% from Ps. 2.6 million income for fiscal year 2007 to Ps. 2.7 million income in fiscal year 2008 recognized mainly in relation to the building located at Constitución 1159 for Ps. 2.1 million. During fiscal year 2007, income for Ps. 2.6 million had been attributed mainly as follows: Neuquén Project: Ps. 2.2 million, Suipacha 652: Ps. 0.9 million, and Av. de Mayo 589 for Ps. 0.7 million, offset in part by a loss of Ps. 1.5 million in connection with Torres Rosario.

Operating income (loss)

Operating income rose by 28.4% from Ps. 198.5 million for fiscal year 2007 to Ps. 254.8 million in fiscal year 2008, mainly due to an increase in the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, and Hotel operations segments, offset in part by a decrease in the Operating income of the Consumer financing segment. When measured as a percentage of revenues, operating income decreased from 26.9% in fiscal year 2007 to 23.5% for fiscal year 2008.

Development and sale of properties

Operating income in the Development and sale of properties segment rose by Ps. 13.1 million up from Ps. 6.2 million for fiscal year 2007 to Ps. 19.3 million for fiscal year 2008, due to increases in revenues and a decrease in selling expenses, partially offset by (i) increased costs, (ii) a reduction in income from the recognition of inventories at net realizable value and (iii) an increase in administrative expenses. When measured as a percentage of revenues for the segment, Operating income in the Development and sale of properties segment rose from 8.2% during fiscal year 2007 to 9.8% during fiscal year 2008.

Offices and other non-shopping center rental properties

Operating income in the Offices and other non-shopping center rental properties segment rose by 166.4%, from Ps. 19.6 million for fiscal year 2007 to Ps. 52.3 million in fiscal year 2008, due to an increase in revenues and a decrease in selling expenses, partially offset by increased costs and an increase in Administrative expenses. When measured as a percentage of revenues for the segment, operating income for the Offices and other non-shopping center rental properties segment, rose from 35.2% during fiscal year 2007 to 51.8% during fiscal year 2008.

Shopping centers

Operating income in the Shopping centers segment rose by 46.0%, from Ps. 124.8 million for fiscal year 2007 to Ps. 182.3 million in fiscal year 2008, due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses. When measured as a percentage of revenues for the segment, Operating income for the Shopping centers segment, increased from 46.2% during fiscal year 2007 to 52.8% during fiscal year 2008.

Hotel operations

Operating income in the Hotel operations segment rose by 23.1% from Ps. 14.7 million for fiscal year 2007 to Ps. 18.0 million in fiscal year 2008, due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses. When measured as a percentage of revenues for the segment, operating income for the Hotel operations segment increased from 11.9% during fiscal year 2007 to 12.1% during fiscal year 2008.

Consumer financing

Operating income in the Consumer financing segment decreased by 154.1% from Ps. 32.6 million income for fiscal year 2007 to a Ps. 17.7 million loss in fiscal year 2008, due to increases in costs, in selling expenses and in administrative expenses and to a reduction in income from retained interest in securitized receivables concerning Tarjeta Shopping trusts, partially offset by an increase in revenues. When measured as a percentage of revenues for the segment, operating income for the Consumer financing segment decreased from 15.3% for fiscal year 2007 to (6.1)% during fiscal year 2008.

Financial operations and others

Operating income in the Financial operations and others segment remained at Ps. 0.6 million for the fiscal years 2007 and 2008. When measured as a percentage of revenues operating income for the Financial operations and others segment increased from 43.1% for fiscal year 2007 to 54.8% for fiscal year 2008.

Amortization of negative goodwill, net

Amortization of goodwill includes: (i) the amortization of goodwill corresponding to the following Alto Palermo subsidiaries: Shopping Alto Palermo S.A., Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G as well as (ii) the amortization of IRSA’s negative goodwill resulting from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Amortization of goodwill rose by Ps. 3.1 million, from a Ps. 1.5 million loss for fiscal year 2007 to Ps. 1.6 million income in fiscal year 2008.

Loss on equity investees

Results from related companies dropped by Ps. 53.2 million, from Ps. 40.0 million income for fiscal year 2007 to a Ps. 13.2 million loss in fiscal year 2008. This decrease was mainly due to a Ps. 53.7 million reduction in Banco Hipotecario’s profit from Ps. 41.4 million in fiscal year 2007 to a Ps. 12.4 million loss in fiscal year 2008.

This loss is primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in regards to regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario. For more information please see “Recent Developments”.

Financial results, net

Financial results, net decreased by Ps. 80.8 million, from Ps. 4.1 million income for fiscal year 2007 to a Ps. 76.7 million loss in fiscal year 2008. This loss was mainly due to: (i) a Ps. 88.1 million decrease in results from financial operations, primarily due to a Ps. 85.2 million decrease in the fair value of IRSA’s holdings of mutual funds; (ii) Ps. 33.5 million increase resulting from higher financing expenses, primarily due to the increase in interest charges paid as a consequence of the issuance of notes by IRSA and Alto Palermo during this fiscal year, partially offset by (iii) a decrease in the interest paid due to the redemption in October 2007 of IRSA’s floating rate secured notes in the amount of US$ 37.4 million, (iv) and the repayment of an unsecured loan for US$ 51 million. These reductions were partially offset by (i) foreign exchange gains in the amount of Ps. 26.3 million compared to fiscal year 2007, as a consequence of a variation in the US Dollar selling exchange rate during the fiscal year (from 3.093 Argentine Pesos per U.S. dollar as of June 30, 2007 to 3.025 Argentine Pesos per U.S. dollar as of June 30, 2008), in contrast to the previous year when the Argentine Peso/US Dollar exchange rate had increased significantly (from 3.086 Argentine Pesos per U.S. dollar as of June 30, 2006 to 3.093 Argentine Pesos per U.S. dollar as of June 30, 2007), and (ii) a Ps. 20.0 million increase due to the interest earned during fiscal year 2008 compared to fiscal year 2007, as a consequence of investments and other interest earned by Alto Palermo.

Other income (expenses), net

Other income (expenses), net, decreased by 60.0% from net expenses of Ps. 14.1 million in fiscal year 2007 to net expenses of Ps. 5.6 million in fiscal year 2008, primarily due to (i) the reversal of a provision for contingencies in the amount of Ps. 5.6 million, and (ii) a decrease in charges for personal property tax of Ps. 1.2 million which, according to Argentine regulations, IRSA must realize on behalf of its shareholders.

Income before taxes and minority interest

Income before taxes and minority interest dropped by Ps. 66.2 million, from Ps. 227.1 million for fiscal year 2007, to income of Ps. 160.9 million in fiscal year 2008.

Income tax and MPIT

Income tax and minimum presumed income tax dropped by 10.8% from Ps. 87.5 million for fiscal year 2007 to Ps. 78.1 million in fiscal year 2008. IRSA applied the deferred tax method in calculating its income tax for the fiscal years 2007 and 2008, thus recognizing the temporary differences in IRSA’s tax assets and liabilities.

Minority interest

This item includes IRSA’s proportional equity interest in the subsidiaries in which IRSA owns a minority interest. The loss resulting from third-party interests in these subsidiaries dropped by 14%, from a Ps. 32.4 million loss for fiscal year 2007 to a Ps. 27.9 million loss for fiscal year 2008, mainly due to the increase in the income statement accounts of the companies in which IRSA has a minority interest and to the acquisition of the remaining 33.33% stake in Palermo Invest S.A., which eliminated the effect of the minority interest in this company during fiscal year 2008.

Net income

Therefore, net income decreased by Ps. 52.2 million from Ps. 107.1 million for fiscal year 2007 to Ps. 54.9 million in fiscal year 2008.

Results of Operations for the Fiscal Years ended June 30, 2006 and 2007

Revenues

Revenues increased 27.9% from Ps.577.7 million in fiscal year 2006 to Ps.738.8 million in fiscal year 2007, primarily due to increases in the revenues of each of IRSA’s Consumer financing, Shopping centers, Offices and other non-shopping center rental properties and Hotel operations segments, partially offset by a decrease in the revenues of IRSA’s Development and sale of properties segment.

Shopping Centers

Revenues from IRSA’s shopping centers segment increased 25.7% from Ps.215.0 million in fiscal year 2006 to Ps.270.3 million in fiscal year 2007. This increase was principally due to a Ps.55.3 million increase in revenues from rentals and admission rights as a consequence of (i) a 22.1% increase in the average rental price per square meter and (ii) a 24.3% increase in the total sales of IRSA’s lessees, from Ps.2,273.3 million during fiscal year 2006 to Ps.2,825.8 million during fiscal year 2007, resulting in a Ps.552.5 million increase in revenues from variable rental payments. The average occupancy rate of IRSA’s shopping centers decreased from 99.1% in fiscal year 2006 to 97.0% in fiscal year 2007.

Consumer financing

Revenues from IRSA’s Consumer Financing segment increased 73.2% from Ps.123.0 million during fiscal year 2006 to Ps.213.0 million during fiscal year 2007. This increase resulted from:

•	favorable macroeconomic conditions in fiscal year 2007, which showed a general increase in consumption;

•	an increase of 201,114 in the number of newly issued credit cards;

•	the opening of four new branches;

•	a 90.5% increase in sales made with IRSA’s shopping card and a 47.1% increase in the number of stores accepting IRSA’s card; and

•	an increase of income from financial operations and others.

Revenues from IRSA’s Financial Operations and Others segment remained stable with respect to fiscal year 2006. Revenues included in this segment represent fees for services unrelated to IRSA’s Others segments.

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

The absence in fiscal year 2007 of the Ps.104.0 million of revenues mentioned above was partially offset by the following revenues recognized during fiscal year 2007:

•	Ps.31.0 million from the sale to third parties of 10% of IRSA’s Santa María del Plata land reserve;

•	Ps.26.2 million from the sale of plot “Z,” Dock III;

•	Ps.8.6 million from the sale of units in San Martín de Tours and

•	Ps.8.4 million from the sale of Edificios Cruceros units.

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

•

a 93.3% increase in annual rentals from offices for lease arising principally from (i) price increases in the following buildings which increased IRSA’s total leasable area of Class A buildings by 53% from 78.115 to 119.360 square meters: Intercontinental Plaza resulting in higher rents of Ps.5.5 million, Bouchard 710 resulting in higher rents of Ps.3.1 million, Maipú 1300 resulting in higher rents of Ps.2.5 million and Libertador 498 resulting in higher rents of Ps.2.4 million (ii) the acquisition of two new premium buildings: Bouchard 551 (acquired in March 2007) which generated rental revenues in fiscal year 2007 of Ps.3.9 million and Dock del Plata (acquired in November 2006) which generated rental revenues in fiscal year 2007of Ps.3.1 million; and

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

Consumer financing

Costs of the Consumer financing segment increased 73.6%, from Ps.43.9 million during fiscal year ended June 30, 2006 to Ps.76.3 million during fiscal year ended June 30, 2007. This increase, which reflected the expansion of IRSA’s Consumer financing segment in fiscal year 2007, was primarily due to:

•	a Ps.11.0 million increase in the cost of salaries and social security charges;

•	a Ps.9.8 million increase in expenses for interest and commissions;

•	a Ps.5.7 million increase in charges for taxes, rates, contributions and services; and

•	a Ps.2.8 million increase in fees and services payable to third parties.

The cost of Consumer financing as percentage of revenues from such segment remained flat at 35.8% in each of fiscal years 2006 and 2007.

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

Shopping Centers

Costs of the Shopping Centers segment increased 17.7%, from Ps.77.4 million in fiscal year 2006 to Ps.91.1 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.6.6 million increase in costs related to renovation of shopping centers’ common areas;

•	a Ps.4.7 million increase in depreciation and amortization charges due to the depreciation of fixed assets; and

•	a Ps.2.3 million increase in costs for unrecovered expenses.

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

Offices and Other Non-Shopping Center Rental Properties

Costs of the Offices and Other Non-Shopping Center Rental Properties segment increased 85.5%, from Ps.9.0 million in fiscal year 2006 to Ps.16.7 million in fiscal year 2007. The principal cost component in this office segment is the depreciation of buildings rented, and the increase in fiscal year 2007 was principally due to (i) Ps.3.4 million higher depreciation in fiscal year 2007 as a result of the addition of two new rental properties, Dock del Plata and Bouchard 551 and (ii) Ps.5.9 million higher depreciation as a result of a change in the determination of remaining useful life of IRSA’s rental buildings, which decreased from an average of 496 months in fiscal year 2006 to an average of 253 months in fiscal year 2007.

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

Gross profit

As a result of the above, gross profit increased 27.9% from Ps.333.8 million in fiscal year 2006 to Ps.427.1 million in fiscal year 2007. IRSA’s gross margin, calculated as IRSA’s gross profit divided by IRSA’s revenues, remained at 57.8% in fiscal years 2006 and 2007 primarily as a result of improvements in the gross margin of IRSA’s Shopping Centers and Financial Operations and Others segments, partially offset by a decrease in the gross margin of IRSA’s Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties, Hotel Operations and Consumer financing segments.

Gain from recognition of inventories at net realizable value

This line reflects the valuation at net realization value of inventories in respect of which IRSA received prepayments of rentals pursuant to contractual terms which establish the consummation of the sales and the resulting profits. This business segment generally does not show consistently recurring gains, and as a result, period-on-period comparisons may vary significantly depending on the projects that IRSA is developing and their degree of completion. During fiscal year 2007, IRSA recognized Ps.20.7 million gain which was principally applied to the following developments:

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

Selling expenses

Selling expenses increased 89.2% from Ps.60.1 million in fiscal year 2006 to Ps.113.7 million in fiscal year 2007 principally due to an increase in the selling expenses of the Consumer financing and Shopping Centers segments of Ps.31.1 million and Ps.6.6 million, respectively.

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

Consumer financing

Selling expenses for the Consumer financing segment increased 100.5%, from Ps.30.9 million in the fiscal year ended June 30, 2006 to Ps.62.0 million in the fiscal year ended June 30, 2007 principally due to:

•	a Ps.11.7 million increase in advertising expenses;

•	a Ps.11.8 million increase in the charge for bad debts; and

•	a Ps.5.8 million increase in the charge for turnover tax.

Selling expenses of Consumer financing as a percentage of the revenues from such segment increased from 25.1% in the fiscal year 2006 to 29.1% in fiscal year 2007.

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

Administrative expenses

Administrative expenses increased 46.0% from Ps.96.9 million in fiscal year 2006 to Ps.141.4 million in fiscal year 2007 primarily due to an increase in administrative expenses in the Consumer financing segment and, to a lesser extent, increases in each of the remaining segments. Principal components of administrative expenses are salaries and social security charges, directors’ fees, fees and remunerations for services and depreciation of fixed assets. Administrative expenses as a percentage of revenues increased from 16.8% in fiscal year 2006 to 19.1% in fiscal year 2007.

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

Consumer financing

Administrative expenses of the Consumer financing segment increased 75.0%, from Ps.25.9 million in fiscal year 2006 to Ps.45.4 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.11.4 million increase in expenses for salaries, compensation, social security charges and personnel;

•	a Ps.2.4 million increase in expenses for rentals, taxes, rates and contributions; and

•	a Ps.3.0 million increase in expenses for fees and third parties services.

Administrative expenses of Consumer financing as a percentage of revenues from such segment increased from 21.1% in fiscal year ended 2006 to 21.3% during fiscal year 2007 as a result of a higher proportional average of these expenses in respect of the revenues increase of this segment.

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

Net income from retained interest in securitized receivables

This gain reflects the result generated by Alto Palermo’s participation in the Tarjeta Shopping credit card trusts. This gain increased 24.0% , from Ps.2.6 million in fiscal year 2006 to Ps.3.3 million in fiscal year 2007, primarily due to the creation in fiscal year 2007 of new credit card trusts in connection with new securitizations in such year.

Gain from the operations and holdings of real estate assets, net

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

Operating income

Operating income decreased 1.3% million from Ps.201.2 million in fiscal year 2006 to Ps.198.5 million in fiscal year 2007 mainly due to a decrease in the operating income of the Development and Sale of Properties segment that was partially offset by increases in operating income of each of IRSA’s other segments. IRSA’s operating margin, calculated as IRSA’s operating income divided by IRSA’s revenues, decreased from 34.8% for fiscal year 2006 to 26.9% for fiscal year 2007 primarily as a result of decreases in the operating margins of IRSA’s Development and Sale of Properties, Offices and other non-Shopping Center Rental Properties, Shopping Centers, and Consumer Financing segments, partially offset by an increase in the operating margin of IRSA’s Financial Operations and Others segment.

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

Consumer financing

Operating income of the Consumer Financing segment increased 31.4%, from Ps.24.8 million in fiscal year 2006 to Ps.32.6 million in fiscal year 2007 primarily due to a 73.2% increase in revenues from this segment that were partially offset by increases of 73.6% in costs, 100.5% in selling expenses and 75.0% in administrative expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 20.2% during fiscal year 2006 to 15.3% during fiscal year 2007 primarily as a result of the increase in selling expenses of almost 101% while the revenues from this segment increased 73.2%. IRSA’s selling expenses in this segment increased at a greater rate than IRSA’s revenues from this segment as a result of a Ps.11.9 million increase in the charge for bad debts.

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

Amortization of negative goodwill, net

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

•	a Ps.12.1 million positive exchange difference compared to fiscal year 2006 due to a lower depreciation during fiscal year 2007 of the Peso versus the US dollar; and

•	Ps.9.9 million due to higher interest income in fiscal year 2007 of which Ps.7.6 million resulted from financial investments.

•

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

Other income (expenses), net

Other income (expenses), net, decreased 22.8%, from a net expense of Ps.18.3 million in fiscal year 2006 to a net expense of Ps.14.1 million in fiscal year 2007 principally due to: (i) a Ps.7.5 million decrease in the allowance for uncollectible loans and (ii) a Ps.3.1 million increase for the recovery of allowances, which were partially offset in fiscal year 2007 by: (i) a Ps.4.5 million increase in charges for donations and (ii) a Ps.2.7 million increase in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps.182.6 million in fiscal year 2006 to an income of Ps.227.1 million in fiscal year 2007.

Income tax and MPIT

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

Minority interest

The negative result caused by third parties’ participation in subsidiaries increased 19.3% from a charge of Ps.27.2 million in fiscal year 2006 to a charge of Ps.32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of related companies in which IRSA has a minority interest (principally in the Shopping Centers and Consumer financing segments).

Net income

Due to the above-mentioned issues, net income increased 10.9% from Ps.96.6 million in fiscal year 2006 to Ps.107.1 million in fiscal year 2007.

IRSA’s Liquidity and Capital Resources

IRSA’s principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by the issuance of debt securities;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

IRSA’s principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for property, plant and equipment;

•	interest payments and repayments of short-term and long-term debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

IRSA’s liquidity and capital resources includes its cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2008, IRSA had a working capital of Ps.151.6 million and cash equivalents totaling Ps.389.0 million, a decrease of 45.1% from the Ps.708.5 million of cash and cash equivalents held as of June 30, 2007.

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

The current credit market turmoil may affect our ability to obtain additional capital; however, as of the date of this annual report, IRSA has been able to complete some transactions and do not believe this may severely impact the execution of our business plan. If market conditions continue to deteriorate, IRSA may have the ability to delay the funding of certain new development outlays. Also, IRSA may need to raise additional funds in order to support more rapid expansion, develop or acquire new properties, respond to competitive pressures, or take advantage of unanticipated opportunities.

IRSA believes its working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for its present and future requirements. In the event that cash generated from IRSA’s operations is at any time insufficient to finance its working capital, IRSA would seek to finance such working capital needs through debt or equity financing or selective assets sales. For more information about liquidity please see “Risk Factors” section.

Cash Flow Information

Operating Activities

2008 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.319.9 million for fiscal year 2008, primarily as a result of operating gains of Ps.368.7 million, a decrease in inventories of Ps. 129.7 million and an increase in trade accounts payable of Ps.40.8 million. These were partially offset by an increase in accounts receivable, net of Ps.121.1 million, an increase in other receivables and prepaid expenses, and prepaid expenses net of Ps.51.1 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.30.4 million and an increase in current investments of Ps.22.7 million.

2007 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.163.1 million for fiscal year 2007 primarily as a result of operating gains of Ps.276.0 million, an increase in trade accounts payable of Ps.65.1 million, a decrease in inventories of Ps.29.0 million, and an increase in accrued interest of Ps.21.5 million partially offset by an increase in accounts receivables, net of Ps.79.7 million, and increase in other receivables and prepaid expenses, net of Ps.79.6 million, an increase in non-current investments of Ps.35.6 million and an increase in current investments of Ps.29.8 million.

2006 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.194.7 million for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps.14.0 million and a decrease in current investments of Ps.10.3 million partially offset by an increase in account receivable, net of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4 million.

Investment Activities

2008 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.788.6 million for fiscal year 2008, of which Ps.419.0 million were related to the acquisition of bussines and assets, mainly to the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. IRSA also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested through Alto Palermo primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. IRSA also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571.IRSA also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. IRSA´s investing activities resulted in net cash outflows of Ps.510.8 million for fiscal year 2007, primarily as a result of investments in fixed assets of Ps.410.1 million due to (i) the acquisition of Bouchard 551 for Ps.243.2 million, (ii) Ps.96.4 million thorough Alto Palermo primarily for improvements made in shopping centers (iii) improvements in the Hotel Operations segment for Ps.57.1 million, principally in Llao Llao for Ps.49.4 million, and as a result of a decrease in minority interest of Ps.41.0 million principally due to the increase in IRSA’s ownership in Palermo Invest and in Alto Palermo for Ps.27.5 million and Ps.7.2 million, respectively.

On December 12, 2006 IRSA purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of Ps.1.8 million. After this transaction, IRSA’s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

2006 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.136.6 million for fiscal year 2006, primarily as a result of investments in fixed assets of Ps.54.1 million due to (i) improvements made in shopping centers amounting to Ps.33.6 million and (ii) improvements in the Hotel Operations segment for Ps.20.1 million. IRSA also invested Ps.62.1 million in undeveloped parcels of land primarily through our subsidiary Alto Palermo. IRSA also made investments of Ps.4.3 million to increase its ownership interest in Alto Palermo, and Ps.4.2 million in the acquisition of 43.2% of Canteras Natal Crespo S.A. Additionally, IRSA posted a guaranty deposit for Ps.8.6 million at Deustche Bank guaranteeing its obligations to Argentimo S.A. relating to an agreement entered into between Alto Palermo, Argentimo S.A. and Constructora San José Argentina S.A. for the acquisition of land for the development of a shopping center and a dwelling and/or office building.

Financing Activities

2008 Fiscal Year. IRSA’s financing activities resulted in net cash inflows of Ps.149.1 million. IRSA’s net cash provided by financing activities for fiscal year 2008 was primarily related to (i) an increase in short-term and long-term debt of Ps.183.5 million, mainly due to the takeover of the Macro bank loan for the acquisition of Edificio República, (ii) IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.163.4 million, (iii) a capital contribution by minority owners in related parties of Ps.32.5 million. This was partially offset by (i) the repurchase of debt of Ps.138.6 million (ii) the payment of dividends by subsidiaries to minority shareholders of Ps.24.3 million, and (iii) the partial repayment of Ps.18.4 million of a mortgage obligation.

2007 Fiscal Year. IRSA’s financing activities resulted in net cash inflows of Ps.892.2 million. IRSA’s net cash provided by financing activities for fiscal year 2007 was primarily related to (i) the proceeds from short-term and long-term debt for Ps.1,199.7 million, primarily due to the issuance of its notes and Alto Palermo notes (ii) IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.26.0 million, partially offset by (i) the payment of short-term and long-term debt for Ps.292.2 million, (ii) the payment of dividends to minority shareholders for Ps.23.2 million and (iii) a the partial repayment of Ps.18.0 million of a mortgage payable.

2006 Fiscal Year. IRSA’s financing activities resulted in net cash outflows of Ps.36.8 million. IRSA’s net cash spent on financing activities for fiscal year 2006 was primarily related to the payment of short-term and long-term debt for Ps.82.5 million, the payment of dividends by its subsidiaries to minority shareholders totaling Ps.12.7 million, the repayment of debt owed to minority shareholders for Ps.5.2 million and a partial repayment of Ps.25.6 million of a mortgage payable, partially offset by our issuance of common shares as a result of the exercise of warrants for Ps.43.6 million and proceeds from issuance of short-term and long-term debt totaling Ps.45.1 million.

Indebtedness

The following table sets forth the scheduled maturities of IRSA’s outstanding debt as of June 30, 2008:

Maturity Schedule

	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
	(in millions of Pesos)(3)%							%
Bank and other debt
Bank loans	Ps. / US$	139.8	32.9	20.3	20.3	20.3	233.6
Hoteles Argentinos secured loan	US$	1.9	16.1	—	—	—	18.0	9.7
Alto Palermo 10% convertible notes due 2014	US$	2.1	—	—	—	46.9	49.0	10.0
Alto Palermo 11% Series II notes(4)	Ps.	0.2	43.5	43.8	44.0	16.7	148.1	11.0
Alto Palermo 7.875% Series I notes due 2017(4)	US$	3.5	-0.5	-0.5	-0.5	360.4	362.4	7.9
IRSA 8.5% notes due 2017(4)	US$	15.1	-0.9	-0.9	-0.9	449.7	462.1	8.5
Debt related to purchase of subsidiaries	US$	24.6	9.1	—	—	—	33.7
Debt related to purchase of subsidiaries	Ps.	0.1	—	—	—	—	0.1

Total bank and other debt		187.3	100.2	62.7	62.9	894	1,307.0

Mortgages payable
Mortgage payable Terrenos Bariloche	US$	2.9	1.5	—	—	—	4.5	7.0

Total mortgages payable		2.9	1.5	0	0	0	4.5

Total debt		190.2	101.7	62.7	62.9	894	1,311.4

(1)	Includes accrued interest.

(2)	Figures may not sum due to rounding.

(3)	Exchange rate as of June 30, 2008: US$1.00 = Ps.3.025.

(4)	Includes issuance expenses (under Argentine GAAP expenses incurred in connection with the issuance of debt are classified as short-term or long-term debts, as appropriate).

Prepayment of IRSA’s Outstanding Indebtedness

On October 21, 2007, IRSA notified the holders of its secured notes due November 2009 and the creditors under IRSA’s US$51 million syndicated bank loan agreement dated November 21, 2002 of IRSA’s intention to redeem all outstanding notes and repay such loans in full, plus interest accrued until the redemption and repayment date, as applicable. On October 29, 2007, IRSA prepaid US$ 24.3 million of principal and US$0.3 million of interest accrued on the notes, and US$14.9 million of principal and US$0.2 million of interest accrued on the loans.

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

In addition, IRSA entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default IRSA should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, IRSA amended the credit default swap agreement with Credit Suisse International. Thus, IRSA would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which has also been instrumented through a credit default swap agreement. To secure performance of IRSA’s obligations under the agreement with Credit Suisse International, IRSA made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (x) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, or (y) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

On March 15, 2008 IRSA repaid an installment of principal of US$ 0.2 million.

Alto Palermo 10% convertible notes due 2014

On August 20, 2002, Alto Palermo issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension approved at the meeting of holders of such convertible notes on May 2, 2006. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed annual interest rate and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2008, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$47.2 million. If all the noteholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps. 224.0 million par value) to 2,239.7 million (Ps. 224.0 million par value). As of June 30, 2008, IRSA holds US$31.7 million of Alto Palermo’s convertible notes.

IRSA’s 8% convertible notes due 2007

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

From the date of issuance through June 30, 2007, the holders of IRSA’s convertible notes exercised their conversion rights for a total of 81.1 million units with a face value of US$1.0 each, issuing 148.8 million common shares with a face value of Ps. 1.0 each. In addition, from the date of issuance through June 30, 2007, the warrants issued by IRSA were exercised for a total amount of US$56.8 million, and 104.2 million shares were issued in exchange therefof. IRSA received funds aggregating US$68.1 million. As of September 30, 2007 the outstanding amount of convertible notes and warrants amounted to 0.9 million and 14.0 million respectively, and the amount of outstanding shares was 551,779,869.

The exercise period of the outstanding warrants and the conversion period of the convertible notes, issued on November 21, 2002, expired on November 14, 2007. During the exercise and conversion periods, the holders of warrants and convertible notes exercised a total of 99,896,806 warrants and converted a total of 99,942,343 convertible notes, increasing IRSA’s capital stock to 578,676,460 common shares. As of December 31, 2007, there were no warrants or convertible notes remaining.

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

IRSA’s 8.5% notes due 2017

On February 2, 2007, IRSA issued its 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting IRSA’s ability to pay dividends which may not exceed the sum of:

•	50% of its cumulative consolidated net income; or

•	75% of its cumulative consolidated net income if its consolidated interest coverage ratio for IRSA’s most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if its consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to its capital stock or the capital stock of its restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of its notes due 2017, or (b) issuance and sale subsequent to the issuance of its notes due 2017 or IRSA’s indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for IRSA’s qualified capital stock.

Debt for the acquisition of Edificio República

On April 28, 2008 IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent IRSA US$ 33.6 million which IRSA applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal must be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12%. Interest must be repaid in semi-annual installments, maturing on April and October 28, of each year. The “Edificio República” has been mortgaged as security for the amount of the loan.

Capital Expenditures

Five months period-Fiscal Year 2009. For the five months of fiscal year 2009 IRSA invested Ps. 116.9 million in capital expenditures of which mainly (i) Ps. 70.9 million were related to the construction of Panamerican Mall; (ii) Ps. 19.4 million in improvements in Dique IV, (iii) Ps. 10.2 million were related to the improvements of our shopping center properties and (iv) Ps. 7.4 million in the Hotel segment, of which Ps. 4.2 million were invested in Sheraton Libertador Hotel. Regarding the capital expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our risk factors section.

2008 Fiscal Year. For the fiscal year ended June 30, 2008, IRSA invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of business and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. IRSA also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested million through Alto Palermo primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. IRSA also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571.IRSA also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. For the fiscal year ended June 30, 2007, IRSA invested Ps.419.4 million of which Ps.410.1 million, were related to the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.4 million through Alto Palermo primarily for the improvement of shopping centers and Ps.57.1 million in the Hotel segment, of which Ps.49.4 million were invested in Hotel Llao Llao. IRSA also invested Ps.9.3 million in undeveloped parcels of land.

2006 Fiscal Year. For the fiscal year ended June 30, 2006, IRSA invested Ps.116.2 million of which Ps.54.1 million were related to our shopping centers totaling Ps.33.6 million, and in the Hotel segment of Ps.20.1 million.

IRSA believes that our two principal developments projects, the construction of Panamerican Mall through its subsidiary Alto Palermo and its residential project Horizons through CYRSA, will be finished in the first half of 2009 and in early 2011, respectively. However, in view of the current market conditions, construction might suffer some delays. In addition, during the construction period IRSA may need additional financing, which will be dependent the prevailing market conditions at the moment we need the funds.

Contractual Obligations

The following table sets forth IRSA’s contractual obligations as of June 30, 2008:

	Payments due by period (2)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	2,033,839	272,662	359,072	306,230	1,095,875
Purchase Obligations	71,008	13,498	11,059	46,451	—
Other Long-Term Obligations	12,155	4,244	5,276	1,716	919
Total (1)	2,117,002	290,404	375,407	354,397	1,096,794

(1)	Includes IRSA’s main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.

(2)	Includes accrued interest and prospected interest.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.13.9 million, Ps.11.6 million and Ps. 22.9 million for the fiscal years 2008, 2007 and 2006 respectively. Our total technology investments aimed at increasing the productivity of purchased land amount to Ps.130.1 million since fiscal year 1995.

We reach our objectives within this area through the implementation of domestic and international technological development projects focusing mainly on:

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

D. TREND INFORMATION

Trend Information

Our future operating results may be affected by variations in some factors, such as adverse changes in the price of commodities, the yield of crops, or changes in regulations. Though the recent significant decline in the price of commodities has not affected significantly our operating performance and results of operations, historical tendencies may not be representative of our future results. Our past results must not be considered indicative of our future performance. Future operating perfomance and land values can be affected if commodity prices continue dropping, which might also have a negative impact on the value of our farms. To mitigate certain risks associated with changes in weather and prices, we seek to apply hedging mechanisms through futures and option agreements in the grain market and to diversify our geographic areas of production.

Production and sales

At present we are engaged in various operations and activities including crops, cattle breeding and fattening, milk production and certain forestry activities. We complement our operations with the purchase and sale of land to benefit from the real estate valuation.

We conduct our business on owned and leased land. As of June 30, 2008, together with our subsidiaries, we owned 18 farms. Approximately 24,305 hectares of our own land are applied to, and suitable for crop production, whereas approximately 91,040 hectares are more suitable for beef cattle production and 4,320 hectares are applied to milk production.

The remaining 385,573 hectares consist mostly of land reserves. During fiscal year 2008, we leased 46 farms for agricultural and beef cattle production, which together spanned a total surface of 63,344 hectares, including double crop.

The following chart shows for the periods indicated below, the amount of land allocated to each productive activity (including the total amount of own and leased farms):

	Use of land
	Fiscal Year ended June
	2004 (1) (6)	2005 (1) (7)	2006 (1) (8)	2007 (1)(8)(9)(10)	2008 (1)(8)(9)(10)
	(in hectares)
Crops (2)	27,358	40,722	41,283	53,579	63,900
Beef cattle (3)	125,669	126,879	129,946	114,097	123,935
Milk	1,001	1,776	1,698	2,609	4,320
Sheep	—	—	—	90,000	90,000
Land reserves (4)	266,916	263,177	418,477	393,677	385,573
Owned farmlands leased to others	13,996	9,978	14,229	13,771	8,467

Total (5)	434,940	442,532	605,633	667,733	674,195

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and fattening.

(4)	We use part of our land reserves to produce rods and fence posts.

(5)

As of June 30, 2004, farmlands were leased in which 9,766 hectares were assigned to agricultural production. As of June 30, 2005, farmlands were leased in which 16,299 hectares were assigned to agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production

(including the Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production.

(6)	Includes 8,360 hectares of the “El Tigre” farm purchased on April 30, 2003 and does not include 6,478 hectares of the “41-42” farm, the title deed to which was executed on November 26, 2003.

(7)	Includes 977 hectares of the “San Enrique” farm and 30,350 hectares of the “Ñacurutú” farm, sold in fiscal year 2005.

(8)	Includes 6,022 hectares of the “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Cervera S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of the “El Gualicho” farm sold on July 25, 2005.

(9)	Does not include 20,833 hectares of the “Tapenagá” farm, 14,516 hectares of the “Los Pozos” farm and 50 hectares of the “El Recreo” farm, which were sold in fiscal year 2007.

(10)	Includes 24% of 170 hectares owned by Cactus Argentina S.A.

Crops

Production income from our Crops segment increased 62.2%, from Ps.72.4 million for fiscal year 2007 to Ps.117.5 million for fiscal year 2008, primarily as a result of a 13.3% increase in total production volumes, from 174,905 tons in fiscal year 2007 to 198,146 tons in fiscal year 2008, mainly due to an increase in volumes of wheat (27.7%), corn (17.4%) and sunflower (36.6%) harvested, partially offset by a decrease of 2.9% in volumes of soybean harvested from year to year; and 39.8% increase in average prices for our grains.

The 13.3% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 49,244 hectares in fiscal year 2007 to 59,639 hectares in fiscal year 2008 (including 3,811 hectares under concession through our subsidiary Agropecuaria Cervera S.A.).

As of June 30, 2008, the harvested surface was 91.7% of our total sown surface, compared to 94.5% as of June 30, 2007.

In addition, the production volume in our Crops segment was adversely impacted by a slight 6.5% decrease in our average yields, from 3.6 tons per hectare during fiscal year 2007 to 3.3 tons per hectare during fiscal year 2008, mainly as a result of a 21.1% increase in the exploited surface in fiscal year 2008 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The average grain price (at market value) increased 31.0%, from Ps.426 per ton for fiscal year 2007 to Ps.558 per ton for fiscal year 2008.

Cost of production from our Crops segment increased 59.4%, from Ps.51.5 million in fiscal year 2007 to Ps.82.2 million in fiscal year 2008, primarily as a consequence of a higher production volume in fiscal year 2008 compared to the previous year, an increase in direct and indirect costs of production during fiscal year 2008 compared to the previous year, primarily as a result of higher prices of raw materials used (agrochemicals and seeds); and a larger number of hectares leased to third parties during fiscal year 2008 compared to the previous year.

Cost of production per ton increased 39.6%, from Ps.298 in fiscal year 2007 to Ps.416 in fiscal year 2008, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Sales from our Crops segment increased 62.7%, from Ps.53.4 million in fiscal year 2007 to Ps.86.9 million in fiscal year 2008, primarily as a consequence of a 24.4% increase in the sales volume, from 125,947 tons in fiscal year 2007 to 156,718 tons in fiscal year 2008, mainly due to a higher grain production volume during fiscal year 2008 and a higher level of grain inventories at the beginning of the year (74,563 tons at the beginning of fiscal year 2008 compared to 28.315 tons at the beginning of fiscal year 2007); and 31.0% increase in average prices of grains sold, from Ps.426 per ton in fiscal year 2007 to Ps.558 per ton in fiscal year 2008.

Cost of sales from our Crops segment increased 60.4%, from Ps.47.4 million in fiscal year 2007 to Ps.76.0 million in fiscal year 2008, primarily as a result of 24.4% increase in the volume of grain sold in fiscal year 2008 compared to the previous year; and 31.0% increase in the average market price of grains in fiscal year 2008.

The average cost per ton sold increased 28.9%, from Ps.376 in fiscal year 2007 to Ps.485 in fiscal year 2008, mainly as a result of the higher average market prices of grains.

Beef Cattle

Production income for the Beef Cattle segment increased 22.9%, from Ps.19.5 million for fiscal year 2007 to Ps.23.9 million for fiscal year 2008, primarily as a result of a 38.7% increase in the average price per kilogram of cattle produced, from Ps.2.0 during fiscal year 2007 to Ps.2.7 during fiscal year 2008; this increase was partially offset by a 11.4% decrease in the production volume of beef, from 9,913 tons for fiscal year 2007 to 8,786 tons for fiscal year 2008, in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006; a 38.8% decrease in the production volume of cattle heads slaughtered in the feedlot during fiscal year 2008 compared to the previous year; a decrease in the production volume as a result of the drought which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages; a decrease in the production volume due to the sale of the “Tapenagá” farm; and a 2.3% decrease in births during fiscal year 2008 compared to fiscal year 2007.

The number of hectares dedicated to beef cattle production increased from 114,097 hectares in fiscal year 2007 to 123,935 hectares in fiscal year 2008. This increase was mainly due to a higher number of hectares leased and to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2008, negatively compensated by the retirement of cattle hectares due to the sale of the “Tapenagá” farm.

Cost of production from our Beef Cattle segment increased 28.3%, from Ps.15.1 million in fiscal year 2007 to Ps.19.3 million in fiscal year 2008. The higher cost of production from our Beef Cattle segment during fiscal year 2008 is mainly attributable to higher feeding costs as a result of increased prices of grains and raw materials and the effects of the drought requiring higher feed portion volumes.

The direct cost per kilogram produced increased 45.3%, from Ps.0.89 in fiscal year 2007 to Ps.1.29 in fiscal year 2008, due to higher prices in direct costs of production, partially offset by a lower total production volume, primarily as a result of the sale of our “Tapenagá” farm during fiscal year 2007, and in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Sales from our Beef Cattle segment increased 1.5%, from Ps.32.0 million in fiscal year 2007 to Ps.32.4 million in fiscal year 2008, primarily as a result of a 15.8% increase in the average price per kilogram, from Ps.2.40 in fiscal year 2007 to Ps.2.78 in fiscal year 2008. This was partially offset by a 12.4% decrease in beef sales volume, from 13,332 tons in fiscal year 2007 to 11,677 tons in fiscal year 2008, mainly as a result of the deconsolidation of Cactus due to the reduction in our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

The average cattle stock decreased from 97,111 heads in fiscal year 2007 to 92,555 heads in fiscal year 2008, primarily as a result of the sale of our “Tapenagá” farm in fiscal year 2007, supplemented by the effect of the deconsolidation of Cactus described above.

Cost of sales from our Beef Cattle segment decreased 0.8%, from Ps.30.3 million in fiscal year 2007 to Ps.30.0 million in fiscal year 2008, primarily as a result of a 12.4% decrease in the beef sales volume in fiscal year 2008, partially offset by an increase in the general price level of cattle; and by a 15.8% increase in the average price per kilogram of cattle sold in fiscal year 2008.

Milk

Production income for the Milk segment increased 68.8%, from Ps.10.9 million in fiscal year 2007 to Ps.18.4 million in fiscal year 2008. This increase was mainly due to a 45.3% increase in average prices of milk, from Ps.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and a 25.0% increase in milk production volumes, from 16.7 million liters in fiscal year 2007 to 20.8 million liters in fiscal year 2008. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 2,677 in fiscal year 2007 to 3,174 in fiscal year 2008), in part due to the start of production in the new milking yard of our “La Juanita” farm, which increased its milking capacity to 1,800 cows; and (ii) a 5.3% improvement in the efficiency level of average daily milk production per cow, from 17.1 liters in fiscal year 2007 to 18.0 liters in fiscal year 2008.

Cost of production for the Milk segment increased 68.5%, from Ps.8.5 million in fiscal year 2007 to Ps.14.3 million in fiscal year 2008. This increase was mainly due to a 25.0% increase in milk production in fiscal year ended June 30, 2008 compared to the previous fiscal year; and the impact of higher feeding costs as a consequence of the increased prices of corn and other raw materials.

As a result of the above, cost of production per liter of milk increased from Ps.0.51 in fiscal year 2007 to Ps.0.69 in fiscal year 2008.

Sales from our Milk segment increased 79.8%, from Ps.9.7 million in fiscal year 2007 to Ps.17.5 million in fiscal year 2008, primarily as a result of a 45.3% increase in average prices of milk, from P.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and a 23.7% increase in sales volume mainly due to an increase in the average number of milking cows and improvement in the efficiency level of production.

Cost of sales from our Milk segment increased 81.2%, from Ps.9.7 million in fiscal year 2007 to Ps.17.6 million in fiscal year 2008, primarily as a result of a 45.3% increase in the level of prices of milk which had an impact on the cost of sales; and a 23.7% increase in sales volume of milk.

Product Prospects

The sources of the following information are the Secretaría de Agricultura, Pesca y Alimentación de la República Argentina (“SAGPyA”), the United States Department of Agriculture (“USDA”) and the Food and Agriculture Organization of the United Nations (“FAO”).

Wheat

USDA projections for the global 2008/2009 cycle estimate a production of approximately 682.4 million tons of wheat, 11.8% higher than the previous cycle. In the northern hemisphere, where many crops have reached a well-developed stage, a wheat production increase is forecasted especially in North America and Europe.

With regards to Argentina, the USDA projects an 11.0 million ton production for the 2008/2009 season, 32.5% lower than the prior year campaign. The lack of rains, the rising prices of supplies required for wheat farming, and the low soil humidity, have led to the marked decrease of this crop. The SAGPyA forecasts a reduction in sown area of approximately 22.4% compared to the previous season.

Corn

The USDA estimates a 1.3% drop in global corn production, totaling 781.4 million tons versus 792.0 million tons in the previous cycle. The sown area in the United States, the largest world producer, decreased 9.7% compared to the 2007/08 cycle. Corn prices have dropped over 40% since the peak registered in last June due in part to lower demand, particulary from European countries, a larger than expected United States crop, and a large supply of feed quality wheat.

For Argentina, the USDA estimates that corn production will reach approximately 18.0 million tons, 13.7% lower than the previous cycle.

Soybean

In the case of soybean, for the 2008/2009 cycle, the USDA projects a global production of 235.7 million tons, 6.7% more than the previous year. In addition, the United States, the largest world producer of soybean, expanded its sown area to the detriment of smaller areas earmarked for corn. In the middle of 2008, soybean prices registered a peak, but soybean and soybean oil prices have dropped as a consequence of the rapid changes in the global economy.

For Argentina, the USDA projects a production of 50.5 million tons for the 2008/2009 cycle, 9.3% higher than the previous year.

Sunflower

Sunflower production for the 2008/2009 cycle is projected at approximately 33.2 million tons compared to 27.2 million tons in the previous year.

In Argentina, the SAGPyA forecasts a reduction in sown area of approximately 12% compared to the previous season, totaling approximately 2.3 million hectares. According to the USDA, the Argentine production of sunflower is forecast to be 4.4 million tons, a 5.4% decrease compared to the previous cycle.

Beef Cattle

World beef prices have remained generally stable since late 2006. However, rising feed costs and strong consumer demand pushed global meat prices up between January and August 2008. In September 2008, prices started to show signs of weakening because of higher supply and faltering demand, particularly in developed countries. This decline in prices is expected to continue over the next months.

With regards to global beef cattle production, the FAO estimates a 0.4% growth for 2009, reaching 65.4 million tons. However, local regulations on beef exports, downsized cattle stocks along with a conversion of pastures into croplands may affect beef production for 2009 in Argentina. The FAO anticipates a decline of 1% in the Argentinean beef output.

Milk

In recent months, the prices of many dairy products in the international market displayed weakness and fell from their peak in mid 2007. This tendency was accelerated by the economic downturn, appreciation of the U.S. Dollar and the increasing supply of milk products in the international market. The FAO estimates that global milk production will increase by 2.2% in 2008 and by 2.5% in 2009, reaching 709,7 million tons, a slower growth than in recent years. Although milk production in Argentina slightly decreased during 2007, the FAO estimates a 5% increase for 2008. Investments made in the milk producing sector are enabling Argentina to focus on global export markets, especially in the powdered milk and cheese sectors. However, production growth may be adversely affected by lower returns due to high export taxes on milk products, by high feed prices, and by the high opportunity costs of pasture.

E. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees by Futuros y Opciones.Com S.A.

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2008, the value of transacted merchandise for which guarantees were granted amounted to Ps.14.1 million. As of the date of these financial statements, there were non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of these financial statements, the value of transacted merchandise for which guarantees were granted amounted to Ps.3.6 million.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2008:

	Payments due by period (In million of Pesos) (4)
	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Detail
Short-term debt
Charitable donations(1)	1.1	1.1	—	—	—
Non-guaranteed loans(2)	173.7	173.7	—	—	—
Guaranteed loan contract(3)	9.9	9.9	—	—	—
Secured farm purchase obligations	5.4	5.4	—	—	—
Total	190.1	190.1	—	—	—

(1)	Obligations do not accrue interest.

(2)	Accrues interest at average rate of 14.77% for checking account overdrafts and fixed notes ranging from 6.25% to 7.25% for export financings.

(3)	Accrues interest at a variable rate equal to Libor + 3.75% per annum.

(4)	Includes accrued and prospecting interest.

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of eleven directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2006, October 10, 2007, and October 31, 2008, for terms expiring in the years 2009, 2010 and 2011 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/10	10/10/07	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/09	10/31/06	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/09	10/31/06	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/11	10/31/08	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

(2)	Term expires at the annual ordinary shareholders meeting.

Enrique Antonini, Eduardo Kalpakian, Jorge Oscar Fernández , Daniel E. Mellicovsky, and Pedro Damaso Labaqui Palacio qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

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

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

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

Daniel E. Mellicovsky. Mr. Mellicovsky obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has served as director of several companies of the agricultural, food supplies, financial and hotel development sectors.

Alejandro G. Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has served as our technical manager, farm manager, and technical coordinator since 1975.

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

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Alejandro Bartolomé	12/09/1954	General Manager of Argentine Operations	2008
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Carlos Blousson	09/21/1963	General Manager of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2008:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution No. 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar, IRSA and Banco Hipotecario S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of Alto Palermo, Shopping Alto Palermo, Inversora Bolívar, IRSA and Banco Hipotecario S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of Shopping Alto Palermo, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck,

Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Shopping Alto Palermo, Inversora Bolivar, Baldovinos S.A. and IRSA.

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

At our shareholders meeting held on October 31, 2008 the shareholders approved an aggregate remuneration of Ps.2.4 million for all of our directors for the fiscal year ended June 30, 2008.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2008, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2008 was Ps.5.0 million.

During this period our contributions to compensation plan for our senior management amounted to Ps.0.6 million.

Compensation plan for executive management

We have a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1st, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.15 million and Ps.0.12 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without cause, the manager will get the amounts arising from our contributions only if he or she has participated in the Plan for at least 5 years.

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

On November 3, 2008, our board of directors officially appointed Jorge Oscar Fernández, Daniel Mellicovsky and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. Jorge Oscar Fernández is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2008, we had 441 employees, including the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com, but not those of Agro-Uranga S.A. Approximately 61% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage. The following table shows our employees for the fiscal year ended June 30, 2008, 2007 and 2006.

Province	At June 30, 2008		At June 30, 2007		At June 30, 2006
	Permanent salaried	Temporary	Permanent salaried	Temporary	Permanent salaried	Temporary
Buenos Aires	170	6	112	6	99	4
Catamarca	8	2	8	1	12	4
Chaco	35	1	42	—	54	4
Córdoba	13	1	14	—	13	4
Entre Ríos	14	—	12	—	11	—
La Pampa	38	6	25	8	29	3
Salta	43	7	34	—	21	—
San Luis	17	—	20	—	39	3
Santa Fe	98	2	74	2	62	4
Santa Cruz	5	1	5	—	—	—

Total employees	441	26	346	17	340	26

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of November 30, 2008.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of November 30, 2008:

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
Directors
Eduardo S. Elsztain (1)	Chairman	167,401,788	33.38%	75,312,821
Saúl Zang	First vice-chairman	1,482,231	0.30%	1,269,231
Alejandro G. Elsztain	Second vice- chairman / Chief Executive Officer	1,377,901	0.27%	1,314,289
Clarisa Lifsic	Director	272,806	0.05%	140,472
Gabriel A. G. Reznik	Director	—	—	—
Jorge Oscar Fernández	Director	2,700,000	0.54%	—
Fernando A. Elsztain	Director	—	—	—
Pedro Damaso Labaqui Palacio	Director	—	—	—

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
David A. Perednik	Director / Chief Administrative Officer	29,727	0.01%	29,727
Daniel E. Melicovsky	Director	—	—	—
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural real Estate	63,790	0.01%	23,790
Juan C. Quintana Terán	Alternate Director	—	—	—
Salvador D. Bergel	Alternate Director	—	—	—
Gastón A. Lernoud	Alternate Director	—	—	—
Enrique Antonini	Alternate Director	—	—	—
Eduardo Kalpakian	Alternate Director	—	—	—
Senior Management
Gabriel Blasi	Chief Financial Officer	29,727	0.01%	29,727
Alejandro Bartolomé	Chief Executive Officer of the Argentine Operation	15,611	0.01%	5,611
Carlos Blousson	Chief Executive Officer of the International Operation	4,817	0.0%	1,817
Supervisory Committee
José D. Abelovich	Member	—	—	—
Marcelo H. Fuxman	Member	—	—	—
Roberto Murmis	Member	—	—	—
Silvia C. De Feo	Alternate member	—	—	—
Alicia Rigueira	Alternate member	—	—	—
Sergio Kolaczyk	Alternate member	—	—	—
Executive Committee
Saúl Zang	Member	1,482,231	0.30%	1,269,231
Eduardo S. Elsztain	Member	167,401,788	33.38%	75,312,821
Alejandro G. Elsztain	Member	1,377,901	0.27%	1,314,289

(1)	Includes (i) 163,184,378 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 4,036,347 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain, (iii) 138,463 common shares beneficially owned by Consultores Assets Management S.A. and (iv) 42,600 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 75,312,821 Cresud’s warrants which entitles him to acquired 25,104,274 new common shares through the exercise of those warrants.

(2)	Pursuant to a Prospectus (the “Prospectus”), dated March 11, 2008, contained in Cresud’s Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, Cresud offered (the “Rights Offering”) to its common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares. The Bank of New York, as Cresud’s ADS rights agent, made available to holders of its ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares.

Prior to their expiration on May 22, 2015, the New Warrants are exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). Cresud accepts the exercise of New Warrants to purchase whole new common shares. Three New Warrants must be exercised in order to purchase one new common share. The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants is of US$ 1.68 and are payable in U.S. dollars. ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York, as Cresud’s depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

Item 7.	Major shareholders and related party transactions

A. MAJOR SHAREHOLDERS

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, Argentine pension funds and all our directors and officers as a group.

	Share Ownership as of November 30, 2008
Shareholder	Number of Shares	Percentage (6)
IFISA(1)(2)	163,184,378	32.5%
Leucadia Nacional Corp. Asset Managment (3)	44,855,660	8.9%
D.E. Shaw Oculus Portfolios, L.L.C (4)	42,191,060	8.4%
Directors and officers(5)	5,746,404	1.1%
Argentine pension funds in the aggregate(6)	15,675,459	3.1%
Total	271,652,961	54.2%

(1)

Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Washington Mall West, 2nd Floor / Reid Street, Hamilton HM11, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 40.93% of IFIS capital stock, which owns 100% of IFISA.

(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 33.4% of our total shares, which includes (i) 163,184,378 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 4,036,347 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain, (iii) 138,463 common shares beneficially owned by Consultores Assets Management S.A. and (iv) 42,600 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 75,312,821 of Cresud’s warrants which entitles him to acquired 25,104,274 new common shares through the exercise of those warrants.

(3)	According to the 13D filed with the SEC on December 11, 2008.

(4)	According to the 13F Form filed with the SEC on September 30, 2008.

(5)	Includes only direct ownership of our Directors and Senior Management.

(6)	Based on estimates from the Superintendence of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”) on October 31, 2008. None of the pension funds individually own more than 3.1% of our common shares. The highest percentage owners of the shares are Met with approximately 0.6%, Consolidar with approximately 0.6%, Nación with approximately 0.5%, and Máxima with approximately 0.4%. On December 9, 2008, Law 26,425 was enacted. The law approved the government’s plan to nationalize the country’s ten private Retirement and Pension Fund Managements (AFJPs) and transfer the Ps.94,4 billion (approximately US$ 29,3 billion) they held in assets as of the end of September 2008 to the social security agency (ANSES).

As of June 30, 2005, 2006, 2007 and 2008, IFISA owned 17.3%, 21.2%, 32.8% and 32.5%, respectively, of our total shares. The increase in the ownership from 2006 to 2007 was due to the conversion of Cresud’s convertible notes and Warrants that IFISA owned. IFISA has the same voting rights as our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2008	As of June 30, 2008	As of June 30, 2007	As of June 30, 2006	As of June 30, 2005
	%	%	%	%	%
IFISA(1)(2)	32.5%	32.5%	32.8%	21.2%	17.3%
Leucadia nacional Corp. Asset Managment (3)	8.9%	6.7%	—	—	—
D.E. Shaw Oculus Portfolios, L.L.C (4)	8.4%	7.2%	—	—	—
Directors and officers(5)	1.1%	1.0%	1.0%	1.3%	1.9%
Argentine pension funds in the aggregate(6)	3.1%	3.2%	3.7%	4.9%	7.1%

(1)

Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Washington Mall West, 2nd Floor / Reid Street, Hamilton HM11, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 40.93% of IFIS capital stock, which owns 100% of IFISA.

(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 33.4% of our total shares, which includes (i) 163,184,378 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 4,036,347 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain, (iii) 138,463 common shares beneficially owned by Consultores Assets Management S.A. and (iv) 42,600 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 75,312,821 of Cresud’s warrants which entitles him to acquired 25,104,274 new common shares through the exercise of those warrants.

(3)	According to the 13D filed with the SEC on December 11, 2008.

(4)	According to the 13F Form filed with the SEC on September 30, 2008.

(5)	Includes only direct ownership of our Directors and Senior Management.

(6)	Based on estimates from the Superintendence of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”) on October 31, 2008. None of the pension funds individually own more than 3.5% of our common shares. The highest percentage owners of the shares are Met with approximately 0.6%, Consolidar with approximately 0.6%, Nación with approximately 0.5%, and Máxima with approximately 0.4%. On December 9, 2008, Law 26,425 was enacted. The law approved the government’s plan to nationalize the country’s ten private Retirement and Pension Fund Managements (AFJPs) and transfer the Ps.94,4 billion (approximately US$ 29,3 billion) they held in assets as of the end of September 2008 to the social security agency (ANSES).

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangments for change in control

There are no arrangments that may at a subsequent date in a change in control.

Securities held in the host country

As of November 30, 2008, the Company ´s total issued and outstanding capital stock outstanding consisted of 501,536,281 common shares. As of November 30, 2008, there were approximately 46,606,691 Global Depositary Shares (representing 466,066,910 of our common shares, or 92.9% of all of our outstanding shares held) in the United States by approximately 107 registered holders of global Depositary Shares.

As of November 30, 2008 our directors and senior officers controlled, directly or indirectly, approximately 33.9% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. RELATED PARTY TRANSACTIONS

Headquarters

In March, 2004 we entered into a lease agreement with Alto Palermo, IRSA and Isaac Elsztain e Hijos S.C.A. for the lease of our executive offices located in Bolívar 108, City of Buenos Aires. This lease has a term of 120 months and rent of Ps.8,490 payable monthly. We, Alto Palermo and IRSA each pay one-third of such rent in an amount of Ps.2,830 each.

In December 2003, we moved our headquarters to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and five parking lot spaces from Inversora Bolívar, a subsidiary of IRSA, pursuant to a lease agreement with an initial term of 60 months and an extension option for 36 additional months. We pay monthly rent of US$2,979.

As of, September 2005, we lease one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A., a subsidiary of IRSA. The agreement had an initial duration of 36 months and we paid a monthly rent of US$2,648.

As of January 2008, we also lease one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A. The agreement, effective as from January 2008, has an initial duration of 36 months. We pay a monthly rent of US$6,583 for the agreement.

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

Due to the slowdown in the cattle sector, on February 26, 2007, we executed an addendum to the lease agreement that decreased the rent by 50% for the next six months with an extension option for six additional months. As the slowdown continued, on January 3, 2008, we executed a new addendum that extended the rent decrease for fiscal year 2008. We pay a rent of Ps.0.3 million during the fiscal year ended June 30, 2008.

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

Fees totaled Ps.2.2 million, Ps.5.5 million and Ps.3.8 million for the years ended June 30, 2008, 2007 and 2006, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

International Expansion in Paraguay - Agreement with Carlos Casado S.A.

In September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized with Carlos Casado S.A., in which we hold a 50% interest and act as adviser for the agricultural, livestock and forestry development of a rural property and of a potential area of up to 100,000 hectares located in Paraguay. In addition, we have executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A. for US$ 5.2 million.

Donations to Fundación IRSA.

From time to time, we donate money to Fundación IRSA, a charitable, not-for-profit organization, whose Chairman is Eduardo S. Elsztain, our largest beneficial owner and our Chairman of the board of directors. Mr. Elsztain’s wife serves as Secretary of Fundación IRSA.

During fiscal years ended June 30, 2008 and June 30, 2007, we made no donations to Fundación IRSA; however, during the year ended June 30, 2006, our donations amounted to Ps.1.6 million. In addition, as of June 30, 2008, we recognized a liability for our unconditional promise to make a cash donation of Ps.1.1 million to Fundación IRSA and accounted for such liability within “trade accounts payable.”

Agreement for Shared Corporate Services with IRSA and Alto Palermo

In order to reduce administrative expenses and to achieve a more efficient allocation of’ corporate resources, we entered into an Agreement for Shared Corporate Services with IRSA and Alto Palermo, on June 30, 2004 and amended on August 23, 2007. This agreement had an initial term of two years, and could be renewed for an equal term unless any of the parties decides to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. We believe each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

On August 15, 2008, we entered into the Second Agreement for Shared Corporate Services (Segundo Convenio de Instrumenttación de Modificaciones al Contrato de Servicios Compartidos) with IRSA and Alto Palermo.

Alejandro Gustavo Elsztain is the General Coordinator of the program and the program is operated and implemented by Gabriel Adolfo Gregorio Reznik for us, Cedric Bridger for IRSA and Abraham Perelman for Alto Palermo, all of whom are directors and members of the Audit Committees of their respective companies. The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of’ discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

Currently, the areas subject to the agreement are: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

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

The Agreement for Shared Corporate Services was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007 and the Second Agreement for Shared Corporate Services was filed on August 19, 2008. See Exhibit 4.4 and Note 8 to our audited consolidated financial statements contained elsewhere in this annual report.

Legal Services

During the years ended June 30, 2008, 2007 and 2006, the law firm Zang, Bergel & Viñes provided us with legal services amounting Ps.1.0 million, Ps.0.3 million and Ps.0.6 million, respectively. Our first vice-chairman Saúl Zang and our director Salvador D. Bergel are partners of such law firm.

Subscription of our Convertible Notes by Inversiones Financieras del Sur S.A.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$50.0 million of 8% convertible notes due 2007 (“convertible notes”) and non-detachable warrants to purchase shares of our common shares.

Inversiones Financieras del Sur S.A. (“IFISA”), an Uruguayan holding company, in which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company, has subscribed US$22.6 million of our convertible notes.

During 2006 and 2007, IFISA converted all of its convertible notes and exercised all of its warrants. The conversion term of our convertible notes issued on November 21, 2002 expired on November 14, 2007. As a result IFISA owned, as of December 31 2007, 31.8% of our common shares.

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

On October 25, 2007, we exercised 20.5 million of IRSA Warrants for 37.6 million ordinary shares at a total cost of US$24.6 million.

Additionally, on October 26, 2007, we exercised all of our outstanding warrants (12.5 million) to acquire 22.9 million of our common shares for a total cost of US$15.0 million.

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

Purchase of Cresud Shares and Notes by Inversiones Financieras del Sur S.A.

Cresud convertible notes

On October 15, 2002, we initiated a preemptive rights offering of 50,000,000 units consisting of US$50.0 million of 8% convertible notes due 2007 (“convertible notes”) and non-detachable warrants to purchase our common shares.

Inversiones Financieras del Sur S.A., an Uruguayan holding company, in which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company, has subscribed US$22.6 million of our convertible notes.

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

Cresud shares and warrants

On March 31, 2008, 67.4 million of Cresud common shares and 67.4 million of Cresud warrants were issued as a result of the rights offering of 180 million of Cresud common shares and 180 million of Cresud warrants.

During the fiscal year ended June 30, 2008, IFISA sold 6.04 million of Cresud common shares and bought 5.64 million of Cresud warrants. As of June 30, 2008, IFISA owned 162.8 million of Cresud common shares and 73.0 million of Cresud Warrants.

As of November 21, 2008, IFISA owned 163.2 million shares of Cresud representing 32.5% of the total outstanding shares. IFISA also holds 73.0 million of Cresud Warrants, which represents 41.1% of total outstanding Warrants.

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

The conversion term of our convertible notes expired on November 14, 2007. As of June 30, 2008, there were no additional convertible notes.

Cresud’s Intercompany Loans

As of June 30, 2008, we, as lender, had a line of credit with our non-consolidated subsidiary Cactus Argentina S.A., as borrower, for Ps.3.4 million, with a variable annual interest rate, which is scheduled to mature on December 10, 2009.

Security Loans

Inversiones Ganaderas S.A. assigned Agrology S.A. the securities loan agreement with IFISA executed on March 12, 2008, which granted 790,631 ununcumbered Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of Ps.1.0 per share, of IRSA.

This loan does not imply the transfer of any voting or economic rights related to the GDR’s which will be held by Agrology. With regards to the voting rights, the parties agreed that we will grant a power of attorney to IFISA with the respective voting instructions. With regards to dividends, IFISA will transfer the funds to Agrology.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for up to a maximum of 360 days.

On August 6, 2008, Agrology executed another securities loan agreement with IFISA which granted 1,275,022 Global Depository Shares, represented by GDRs representative of 10 shares of common book-entry shares with a face value of Ps.1.0 per share of IRSA. This agreement was executed under the same conditions as the agreement dated March 12, 2008 mentioned above.

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

On October 8, 2007, EAASA requested an extension of the time to answer the Central Bank’s information request in order to analyze the relevant accounts and operations. The Central Bank granted EAASA an extension of 30 business days from October 30, 2007 to answer the information request. EAASA answered the Central Bank’s information request on time. Breach of exporters’ obligations to repatriate export proceeds is subject to fines of up to ten times the amount involved and other penalties imposed pursuant to Argentine Criminal laws. We cannot assure you that the Central Bank will not initiate an administrative proceeding against EAASA, and that as a result of any such proceeding Central Bank will not impose fines and penalties that adversely affect the financial condition and results of operations of EAASA.

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

On September 23, 2008, Agropecuaria Cervera S.A. filed a pleading informing the court of the issuance of Decree No. 398/08, which approved the agreement between Agropecuaria Cervera and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), including (i) the approval of the investments made by Agropecuaria Cervera; (ii) the recognition of the validity and effectiveness of the permits for our operations; (iii) the designation of the Secretaría de Asuntos Agrarios to coordinate with Agropecuaria Cervera and find a solution to the claims of the landless cattle raisers (pastajeros). Also, Agropecuaria Cervera requested in the pleading that the resolution of the court conform to the prosecutor’s decision stating that the injunction was not an appropriate remedy. As of the date of this Annual Report, the Court’s decision is still pending.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps.55.4 million as of June 30, 2008, would be lost. As of June 30, 2008, IRSA had not established any reserve with respect of this contingency.

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

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts S.A. payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed with the National Supreme Court an additional appeal in response to the refusal to allow the appeal and this action is still pending.

The plaintiff filed a petition requesting that the above mentioned deposit amount be transferred to a savings account. Llao Llao Resorts S.A. did not oppose this petition maintaining that its obligations would be cancelled upon such payment. Notwithstanding the appeal the complaint filed by Llao Llao Resorts S.A., the plaintiff has continued the procedure for the collection of the oustanding amount.

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested the plaintiff to provide additional information, in order to evaluate the amount of the settlement. Also, Llao Llao Resorts S.A. requested that the execution be suspended until there is final judgment in the appeal filed with the National Supreme Court.

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced that by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recovered by virtue of the Court sentence amounts to 10.2 million as of September 30, 2008, such amount being recorded in Other current liabilities.

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

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Shopping Neuquén submitted the final maps of the project to the City Hall. Once these maps are registered, Shopping Neuquén S.A. will have to start the works within 90 days’ term.

The agreement referred to above put an end to the legal proceeding between Shopping Neuquén and the City Hall of Neuquén under judicial procedure before the High Court of Neuquén.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Publicos filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After IRSA’s acquisition of Bouchard 557, it asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. As of the date of this annual report, such matter is still to be resolved.

After IRSA sold the 29.85% interest of Bouchard 557 to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial IRSA asked the Antitrust Authority if it was necessary to notify such operation. On July 4, 2008, the Antitrust Authority informed IRSA that it was not necessary to report such sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding its acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and IRSA challenged such opinion in the local courts.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised IRSA that it was in fact required to so notify it. IRSA challenged such opinion in the local courts.

On January 15, 2007 IRSA and Alto Palermo were notified of two claims filed against them before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing Alto Palermo’s acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA and Alto Palermo responded the claims. On June 26, 2007, the Antitrust Authority notified IRSA and Alto Palermo that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this annual report the result of this proceeding is yet to be determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance of the transfer of the Soleil Factory shopping center. As of the date of this annual report, the Antitrust Authority has not reached a decision.

IRSA is involved in other litigation which derives from the ordinary course of its business. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, its estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on IRSA’s future results of operations and financial condition or liquidity.

For more information see Item 4 “IRSA’s Regulation and Government Supervision” and Item 3 “Risk Factors- Risk related to IRSA’s Business- IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

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

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

On May 2, 2006, we entered into a US$ 8 million loan agreement with Credit Suisse which imposed restrictions on our ability to pay dividends. Under this loan agreement, which matured on November 2, 2008, we were not permitted to pay dividends or make other restricted payments (including purchases or redemptions of our capital stock), in cash, obligations or other property, in an aggregate amount exceeding US$ 5 million in any calendar year.

After the closing of the fiscal year ended June 30, 2008, on October 24, 2008, we repaid our total debt to Credit Suisse International (“CSI”). Cresud repaid the principal amount of US$ 8.0 million and, simultaneously, Cresud received from CSI 1,834,860 GDRs of IRSA which were held as collateral for the transaction.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share (1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

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

B. SIGNIFICANT CHANGES

Recent Developments

Impact of Recent Credit Crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international financial markets is uncertain, we do not yet know the direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates and decreases in commodity prices. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we and our subsidiaries have experienced declines in our respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. Even though commodity prices have declined significantly, our operating performance has not been significantly affected by the current credit crisis as of the date of this annual report. Also, the market value of our farmland properties has not been significantly affected as of the date of this annual report. We believe that the stock prices have declined due to reasons unrelated to our business fundamentals. As of the date of this annual report, management believes that these declines in stock prices are temporary.

Furthermore, we had a 42.13% equity interest in IRSA as of June 30, 2008 and carried this investment under the equity method of accounting. In December 17, 2008, we increased our equity interest in IRSA to 54.01% therefore we consolidate IRSA as from that date. IRSA, in turn, has an equity investment in BHSA, thus, our indirect investment in Banco Hipotecario is 4.95 % as of June 30, 2008 and 6.35% as of the date of this annual report. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, BHSA recorded losses of Ps. 239.6 million and continued experiencing losses for the months of October and November of 2008. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized incompliance with regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

We considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying our business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of this annual report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

In addition, one of the business segments of IRSA has been affected by the current credit crisis. The Consumer Financing segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by shopping centers, hypermarkets and street stores, and financing and lending activities through IRSA’s indirect subsidiary Tarshop. IRSA’s investment in Tarshop is held through IRSA’s investment in Alto Palermo. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management’s judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop’s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, Alto Palermo contributed an additional Ps. 60.0 million and increased its interest from 80.0% to 93.4% as of November 30, 2008. Alto Palermo has committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including the Ps. 86.0 million already contributed. At present, we are evaluating the suitablility of capitalizing this loan. Alto Palermo has taken several actions to enhance Tarshop’s capital base, from streamlining operations to closing redundant stores, to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.156.8 million and Ps. 19.4 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. As of September 30, 2008, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.161.2 million and Ps.17.9 million escrow reserves for losses. For the three months ended September 30, 2008, no additional impairment charge of related to the retained interests in securitized receivables was necessary.

We have a 14.39% equity investment in Brasilagro as of June 30, 2008 and carried this investment under the equity method of accounting. Brasilagro also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Brasilagro. In addition, the current market value of Brasilagro farmland properties has not been significantly affected. As indicated above, the evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. We considered similar factors, as discussed above, including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value, and (5) the fundamentals underlying our business. At this point, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

Capital Increase and Exercise of warrants. In March 2008 we concluded our capital increase of 180 million common shares. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally, increasing our outstanding capital to 500,774,772 common shares.

In addition, each shareholder received, without additional cost, one warrant for each share subscribed, entitling the holder thereof to acquire 0.33333333 new registered shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015 and are listed on the Buenos Aires Stock Exchange with the symbol “CREW2”, and they are also listed on Nasdaq with the symbol “CRESW”. Funds obtained from increasing capital, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription. As of June 30, 2008, 2,271,290 warrants had been exercised, which resulted in, 757,093 shares of common stock being issued for Ps. 4.0 million. During the first quarter of fiscal year 2009, certain holders of warrants exercised their right to purchase additional shares. Consequently, we issued an aggregate of 4,416 common shares of Ps.1.0 nominal value each, and 13,250 warrants were cancelled. We received Ps.23,002 as proceeds from these transactions. As of November 30, 2008, the amount of outstanding warrants was 177.7 million, whereas the capital stock consisted of 501,536,281 common shares.

Repurchase of shares. On August 26, 2008, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the Comisión Nacional de Valores, in order to help reduce the price volatility of such shares. The terms and conditions of our repurchase plan were: (i) up to Ps.30,000,000, (ii) maximum of 10,000,000 shares to be acquired in the form of shares or ADS, (iii) a payable price between a minimum Ps.3 and up to Ps.3.5 per share, and (iv) a term of the acquisition for 70 days.

Subsequently, there were amendments to the terms and conditions as follows:

•	On October 8, 2008, we established a minimum payable price of Ps.2.40.

•	On October 10, 2008, we established a minimum payable price of Ps.2.13.

•

On October 23, 2008, we established a minimum payable price of Ps.1. On that same date, the Comisión Nacional de Valores resolved to temporarily suspend the validity of the cap established in subsection e) of Section 11, Chapter I – Shares and other Negotiable Instruments, which provided that the treasury stock of a Company could not exceed 10% of its capital stock.

•	On October 24, 2008, we established a maximum of 30,000,000 shares to be acquired.

•	On November 4, 2008, we decided to extend the term of the acquisition for 70 additional days.

•	On November 25, 2008, we ratified that the total amount of investment is Ps.82,000,000.

As of December 17, 2008, we had acquired a total of 21,026,719 of our own shares, representing 4.19 % of our own share capital on a fully diluted basis.

Settlement of payable to Crédit Suisse International. On October 24, 2008, we repaid the outstanding balance of US$8.0 million to Crédit Suisse International for our loan dated May 2, 2006. At the same time, we received from Crédit Suisse International 1,834,860 GDR’s of IRSA, which constituted the security for the previously mentioned transaction.

International Expansion. Following our international expansion strategy, we have entered into a series of agreements aimed at strengthening our position in the South American region. In July 2008, we executed various preliminary purchase agreements involving an aggregate surface area of 12,166 hectares in the Republic of Bolivia for a total of US$ 28.9 million. These transactions include:

•	Preliminary purchase agreement for 4,566 hectares of the “Las Londras” farm located in the Province of Guarayos. The agreed price was US$ 11.4 million.

•	Preliminary purchase agreement for 883 and 2,969 hectares of the “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos. The agreed price was US$ 8.9 million.

•	Preliminary purchase agreement for 3,748 hectares of the “La Fon Fon” farm located in the Province of Obispo Santiesteban. The agreed price was US$ 8.6 million.

On November 20, 2008, we agreed to buy approximately 7,600 hectares of the “San Cayetano”, “San Rafael” and “La Fon Fon” farms located in Santa Cruz, Bolivia. We paid a 43% first installment on the US$ 17.5 million purchase price, and the remainder will be paid in two annual payments.

In September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized with Carlos Casado S.A., in which we hold a 50% interest and act as adviser for the agricultural, livestock and forestry development of a rural property and of a potential area of up to 100,000 hectares located in Paraguay. In addition, we have executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Paraguay owned by Carlos Casado S.A. for US$ 5.2 million.

Agropecuaria Cervera S.A. On July 2, 2008, Agropecuaria Cervera and the government of the Province of Salta executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded. Additionaly, Agropecuaria Cervera committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

Acquisition of IRSA’s shares and consolidation of financial statements. From July 1, 2008 to December 17, 2008 we acquired 68,712,005 additional shares of IRSA on the open market for US$ 47,423,279. Thus, our direct and indirect interest in IRSA through our affiliates amounts to 54.01%. Therefore we consolidate IRSA as of that date.

Purchase of IRSA and APSA Notes. As of November 25, 2008, we had acquired nominal value US$25.21 million of IRSA’s 8.500% Series No. 1 Notes due 2017, for an average weighted price of US$0.4844952 per Note, totaling US$12.21 million.

As of the same date, we also acquired nominal value US$5.00 million of Alto Palermo S.A. (APSA)’s 7.875% Series No.1 Notes due 2017, for an average weighted price of US$0.4185 per Note, totaling US$2.09 million.

Partial sale of “El Recreo” farm. In July 2008 we sold two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca for a price of US$0.36 million.

Purchase of the “Estancia Carmen” farm. In September 2008 we purchased 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm for a price of US$ 0.7 million.

Partial sale of “Los Pozos” farm. After the closing of the fiscal year ended June 30, 2008, we executed a preliminary sales agreement without transfer of possession for 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$0.5 million, of which US$ 0.3 million have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

Luján. In May 2008, Cresud entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. Cresud paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned us the preliminary purchase contract. We will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount IRSA paid at the time of the signing of the preliminary purchase.

Acquisition of ownership interest. On July 2, 2008, IRSA acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, IRSA acquired the right ( “put right”) to sell the 50% of our stake in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, IRSA acquired the right of first offer for 60% of the 5% currently held by of one of the shareholders of Metropolitan.

Coto Air Space – Barter commitment between Alto Palermo and CYRSA. In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a small cash payment (US$0.09 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Dique IV, Puerto Madero. IRSA’s current portfolio of projects includes the addition of 11,000 square meters of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total projected investment of approximately Ps.50.5 million. Completion is scheduled for the beginning of calendar year 2009.

Torres Renoir, Dock III. On November 24, 2008, the Decree of Co-Ownership and Administration of the Renoir building developed on plot 1.c. was granted. The first lien mortgages established by DYPSA on plot 1.c and on plot 1.e were cancelled, and a new first lien mortgage was established on the functional units to be delivered to IRSA and on an additional functional unit. On the same date, DYPSA began the process of registration of the deeds of the units to be delivered to IRSA as consideration in kind for the sale of the plot. We believe the deeds will be granted to IRSA or its assignees within 45 days.

Tarshop. As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 Alto Palermo decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, Alto Palermo implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(i)	A new distribution channel structure.

(ii)	Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii)	Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy to gear with the changing conditions.

On October 2008 in the light of the difficult market conditions and in compliance with the strategic plan devised and implemented by Alto Palermo, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the particular moment by which the financial trust segment is going through, that is a source in Tarshop’s financing.

On November 25, 2008, Alto Palermo completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by Alto Palermo’s Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, Alto Palermo granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, Alto Palermo is evaluating the suitability of capitalizing these loans.

Repurchase of Alto Palermo’s Notes. On September 12, 2008 Alto Palermo announced the repurchase of its Serie II Notes for a face value of US$ 4.8 million. As a result, the amount of Alto Palermo’s Notes in its portfolio had a face value of US$ 4.8 million. On November 25, Alto Palermo announced the repurchase of its Fixed Rate Notes due 2017, Serie I for a face value of US$ 5.00 million.

Irsa’s purchases of Alto Palermo’s Notes. On November 25, 2008, IRSA announced the acquisition of nominal value US$8.03 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$0.39820 per Note and for a total amount of US$ 3.2 million

Torres Rosario Project. On November 27, 2008, Alto Palermo executed the deed of barter transfer, resulting from the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters. As consideration for its acquisition Condominios del Alto S.A. agreed to deliver forty two housing units, with a total constructed surface area of 3,182 square meters, representing 22% of the apartment of the building and 47 parking spaces, representing 22% of the parking of the building.

Item 9.	The offer and listing.

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and NASDAQ under the trading symbol “CRESY.” As of June 30, 2008 our authorized capital stock consisted of 501,531,865 common shares, Ps.1.00 par value per share.

As of June 30, 2008, we had 560,774,772 common shares authorized and our outstanding capital stock consisted of 501,531,865 common shares. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) there are no outstanding warrants or convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares of the common shares are validly issued, fully paid and non assessable. As of June 30, 2008, there were approximately 2,264 holders of our common shares.

The amount of shares issued has increased due to the exercise of our outstanding warrants and the conversion of our outstanding convertible notes. During fiscal years 2005, 2006 and 2007; 12,001,760; 57,819,970; 88,971,671 new shares were issued. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively, increasing our capital stock to 320,774,772 issued and outstanding shares. There are no outstanding warrants or convertible notes to acquire our shares.

In March 2008 we concluded our capital increase of 180 million common shares. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share were fully subscribed, both locally and internationally, increasing our outstanding capital to 500,774,772 common shares.

In addition, each shareholder received, without additional cost, one warrant for each share subscribed, entitling the holder thereof to acquire 0.33333333 new shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015 and are listed on the Buenos Aires Stock Exchange with the symbol “CREW2”, and they are also listed on Nasdaq with the symbol “CRESW”. Funds obtained from increasing capital, net of issuance expenses, amount to Ps.881.1 million, while the tax effect of issuance expenses amounted to Ps.9.9 million. Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

As of June 30, 2008, 2,271,290 options had been exercised, which resulted in, 757,093 shares of common stock being issued for Ps.4.0 million.
Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2003 through December 2008. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2003 through December 2008. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
		Price Per Share (Ps.)			US$ per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2003
1st Quarter	9,390,116	2.43	1.47	1,506,964	6.52	3.99
2nd Quarter	2,924,294	2.35	1.70	1,030,157	6.08	4.48
3rd Quarter	4,101,037	2.72	1.70	3,279,484	8.40	5.06
4th Quarter	3,915,643	2.66	2.04	1,899,432	9.73	6.62
Annual	20,331,090	2.02	2.04	7,716,037	9.73	3.99
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,183	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
June 2008	1,524,738	4.91	4.72	3,972,133	15.37	14.48
July 2008	1,528,453	4.66	4.10	3,102,266	14.80	13.14
August 2008	862,283	4.10	3.25	3,008,304	13.30	10.60
September 2008	1,442,148	3.55	3.26	3,159,368	11.17	10.50
October 2008	2,070,285	3.41	1.73	7,792,237	10.69	4.67
November 2008	1,064,907	2.48	1.85	4,969,265	6.36	5.01
December 2008 (through December 17 2008)	938,947	3.05	2.10	2,489,016	8.61	6.03

Source: Bloomberg

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in this market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital markets. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a complex, non-profit, and self-regulated organization. The various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange, which is one of its particular characteristics. The most important and traditional of these markets is Mercado de Valores S.A. (“MERVAL”).

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

MERVAL

The MERVAL is a corporation whose 134 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through the automated trading platform, Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2006	2007	2007	2008
Market capitalization (Ps.billion)	1,229.31	1,773.04	1,335.91	1,822.31
Average daily trading volume (Ps.million)	61.37	88.62	69.9	95.87
Number of listed companies	106	111	107	111

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2008, approximately 111 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2008, approximately 6.75% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 35% increase in 2006, a 2.93% increase in 2007 and a 2.04% decrease for the six month period ended June 30, 2008. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at a special shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. At November 30, 2008 our share capital consisted of 501,536,281 common shares.

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

The recently enacted General Resolution No. 535/08 of the Comisión Nacional de Valores establishes that the acquisition limit of up to 10% of the company’s own shares will be suspended up to December 31, 2008.

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

The requirements of Rule 4,350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(b)(1)(A) – Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange within 42 calendar days following the close of each fiscal quarter. The Buenos Aires Stock Exchange publishes the annual reports and interim reports in the Buenos Aires Stock Market Bulletin and makes the bulletin available for inspection at its offices. In addition, we provide our shareholders annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 4350I(1) – Majority of Independent Directors.	In lieu of the requirements of Rule 4350I(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350I(2) – Executive Sessions of the board of directors.	In lieu of the requirements of Rule 4350I(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers. Also, it is mandatory for public companies to form a supervisory committee (composed of “syndics”) which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 4350I(3) – Compensation of Officers.	In lieu of the requirements of Rule 4350I(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 4350I(4) – Nomination of directors.	In lieu of the requirements of Rule 4350I(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) – Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
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

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts (“cajas de ahorro”) by residents were allowed. Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2006 by Law No. 26,077. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby pesos were convertible to U.S. Dollars at a rate of Ps.1.0 per U.S Dollar.

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements among others such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

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

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/05 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the United States Dollar value around Ps.3.10 per U.S. Dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common share rights, the ADS rights, the common shares, or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent establishment in Argentina of a foreign entity and (v) a legal entity that is not organized under the laws of Argentina that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this filing, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, common shares, or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

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

Taxation of Capital Gains

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange, or other disposition of common shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs by resident individuals who do not sell or dispose of Argentine common shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs by resident individuals who sell or disposes of Argentine common shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of common share rights, ADS rights, common shares or ADSs are exempt from income tax. Pursuant to a reasonable interpretation of existing applicable laws and regulations, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for Argentine tax law purposes. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework: (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of common share rights, ADS rights, common shares, or ADSs can be applied only to offset such capital gains arising from sales of common share rights, ADS rights, common shares or ADSs.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE COMMON SHARES OR ADSs.

Value Added Tax

The sale, exchange, disposition, or transfer of common share rights, ADS rights, common shares, or ADSs is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on common shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the common shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the common shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

Our shareholders approved the absorption of personal asset tax for the years 2002 to 2007. There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

Gross Profit Tax

The gross profit tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered. This tax may be levied on the purchase and sale of common shares and/or the collection of dividends. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross profit tax withholding system applicable to the payments made to foreign beneficiaries.

Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of common shares and/or the collection of dividends are subject to this tax at an average rate of 3%, unless an exemption is applicable to them.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property or the lease of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving common share rights, ADS rights, common shares, or ADSs, executed in other jurisdictions, or with effects in those jurisdictions, could be subject to this tax.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits and to credits in checking accounts originating from bank loans.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 1.2% rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperative capital.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the common shares or ADSs in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of common shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in common shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

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

The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this Annual Report. Uncertainties that are either non financial or unable to be quantified, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

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

As of June 30, 2008 we had current investments of Ps.485.3 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps.0.6 millions per 100 Bps of increase in interest rate level.

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

We use derivative instruments from time to time to minimize our financing costs. However, we cannot assure you that we will be able to manage these risks in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for speculative purposes.

As of June 30, 2008 we had a long position in FX non delivery Forwards of US$8.97 million with an average price of 3.2095 Ps.per US$ and an average tenor of 40 days.

	As of June 30, 2008
	Expected contractual maturity date (Ps. million)
	Average Interest Rate(1)	Outstanding Debt 2008	Under 1 year	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years
Debt:
Fixed rate
(US$ denominated)	6.59%	20.9	20.9	—	—	—	—
Variable rate
(US$ denominated)	Libor +375%	22.1	22.1	—	—	—	—
Fixed rate
(Ps. denominated)	—	—	—	—	—	—	—
Variable rate
(Ps. denominated)	Floating	152.6	152.6	—	—	—	—

(1)	Average interest rate means the weighted average prevailing interest rate as of June 30, 2008.

Sensitivity to Exchange Rates and Interest Rates

We estimate, based on the composition of our balance sheet as of June 30, 2008, that every variation in the exchange rate of Ps.0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps.1.47 million of our consolidated financial indebtedness. Since June 30, 2008, the Peso has depreciated versus the U.S. dollar from an exchange rate of Ps.3.025 =US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The devaluation of the Peso against the U.S. dollar during such period was 12,6%.

We estimate, based on the composition of our balance sheet as of June 30, 2008, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps.1.46 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The variable US$ denominated debt was fully repaid on October 24, 2008, thus our USD interest expenses are not affected by interest rates variations.

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

We usually cover up to 40% of our crop production in order to finance our operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, we have never kept a short position greater than our crop inventories. From time to time we may keep an additional long position in derivatives to improve the use of land and capital allocation (i.e., the use of land for rent). It is not our current intention to be exposed in a long derivative position in excess of 50% of our real production.

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

Futures and Options

At June 30, 2008, we had outstanding futures and options as follows:

				Option	Market Value
Crop	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Market Value as of 06/30/08 (Ps.)	(Loss) Gain as of 06/30/08 (Ps.)
FUTURES
Sale
Corn	18.700	390.737	—	—	(1.018.064)
Soybean	12.800	382.080	—	—	(1.041.437)
Wheat	9.700	202.682	—	—	(431.840)
Sunflower	500	14.925	—	—	55.223
OPTIONS
Put Buy
Corn	3.810	—	230.591	185.806	(44.785)
Wheat	—	—	—	—	—
Put Sale
Corn	3.810	—	(125.370)	(91.224)	34.146
Total	49.320	990.423	105.221	94.582	(2.446.757)

The deposits/costs on open futures and options as of June 30, 2008, were Ps.1.0 million, and futures generated an unrealized loss of Ps.2.4 million. The premiums paid for open options as of June 30, 2008, were Ps.0.1 million; the market value of such options was of Ps.0.1 million. The options resulted in an unrealized loss of Ps.0.01 million. The total unrealized loss on open futures and options was Ps.2.5 million as of June 30, 2008.

The fair value of our futures and options contracts is determined by calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We use valuation models only for internal analysis. Therefore, figures set forth in our tables reflect real market prices used for pricing portfolio.

We combine our options operations with our futures operations, only as a means of reducing the exposure towards the decrease of the prices of our products.

Current Situation

As of December 10, 2008 we had outstanding debt denominated in USD of US$ 11.5 millions. A change of 1% in Ps. / US$ exchange rate would imply a Ps.0.4 million change in the Peso equivalent of face value of our debt and increases our interest expenses of Ps.0.03 million annually.

As of December 10, 2008 our pesos denominated debt was of Ps.85 millions. We estimate that every variation in the interest rate of 100 basis points to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps.0.9 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness.

As of December 10, 2008 the amount of cash, cash equivalents and current investments was reduced. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps.1.8 millions per 100 Bps of increase in interest rate level. Also, a rise of 1% in Pesos / dollars exchange rate would imply an increase of Ps.1.3 million in the value of our investments in foreign currency.

Item 12.	Description of securities other than equity securities

This section is not applicable.

PART II

Item 13.	Defaults, dividend arrearages and delinquencies

This section is not applicable.

Item 14.	Material modifications to the rights of security holders and use of proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15.	Controls and procedures

A. DISCLOSURE, CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2008. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2008.

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

Management assessed the effectiveness of the our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2008, our internal control over the financial reporting was effective.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

The Company’s independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of the our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On November 3, 2008, our board of directors officially appointed Jorge Oscar Fernández, Daniel Mellicovsky, and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. Jorge Oscar Fernández is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. On July 25, 2005, our Code of Ethics was amended by our board of directors. The reformed Code was filed in a Form 6K filing on August 1, 2005 and is available on our web site http://www.cresud.com.ar.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Forms 20-F to be filed with the SEC.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2008 and 2007, we were billed a total amount of Ps.1.64 million and Ps.0.65 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During fiscal year ended June 30, 2008, we were billed a total amount of Ps.0.01 million for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements. We were not billed for Audit-related fees in the fiscal year ended June 30, 2007.

Tax Fees

During the fiscal year ended June 30, 2008, we were billed a total amount of Ps.0.09 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. We were not billed for tax fees in the fiscal year ended June 30, 2007.

All Other Fees

During fiscal year ended June 30, 2008, and 2007 we were not billed for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On August 26, 2008, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the Comisión Nacional de Valores, in order to help reduce the price volatility of such shares. The terms and conditions of our repurchase plan were: (i) up to Ps.30,000,000, (ii) maximum of 10,000,000 shares to be acquired in the form of shares or ADS, (iii) a payable price between a minimum Ps.3 and up to Ps.3.5 per share, and (iv) a term of the acquisition for 70 days.

Subsequently, there were amendments to the terms and conditions as follows:

•	On October 8, 2008, we established a minimum payable price of Ps.2.40.

•	On October 10, 2008, we established a minimum payable price of Ps.2.13.

•

On October 23, 2008, we established a minimum payable price of Ps.1. On that same date, the Comisión Nacional de Valores resolved to temporarily suspend the validity of the cap established in subsection e) of Section 11, Chapter I – Shares and other Negotiable Instruments, which provided that the treasury stock of a Company could not exceed 10% of its capital stock.

•	On October 24, 2008, we established a maximum of 30,000,000 shares to be acquired.

•	On November 4, 2008, we decided to extend the term of the acquisition for 70 additional days.

•	On November 25, 2008, we ratified that the total amount of investment is Ps.82,000,000.

As of December 17, 2008, we had acquired a total of 21,026,719 of our own shares, representing 4.19 % of our own share capital on a fully diluted basis.

Period	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan	Maximum Number of Shares that may be yet in Purchased under the plan
08/29/08 – 08/31/08	31,000	3.38	31,000	9,969,000
09/01/08 – 09/30/08	2,122,886	3.36	2,153,886	7,846,114
10/01/08 – 10/31/08	9,650,493	2.03	11,804,379	18,195,621
11/01/08 – 11/30/08	5,756,140	2.02	17,560,519	12,439,481
12/01/08 – 12/17/08	3,466,200	2.52	21,026,719	8,973,281

Total	21,026,719

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-75.

Index to Financial Statements (see page F-1).

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.2**	Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated June 30, 2004.

4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated August 23, 2007.

4.4	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer .

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.

**	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.

***	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.

****	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Chief Executive Officer

Date: December 30, 2008

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the year ended June 30, 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

December 30, 2008

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2008 and 2007

(In Argentine Pesos, except as otherwise indicated)

	2008		2007
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 21.g))	Ps.	47,795,227	Ps.	46,930,644
Investments (Notes 4.b), 7, 21.c) and 21.g))		485,292,447		39,841,438
Trade accounts receivable, net (Notes 4.c), 7 and 21.g))		35,792,871		37,930,596
Other receivables (Notes 4.d), 7 and 21.g))		55,390,709		39,611,870
Inventories (Note 4.e))		111,525,262		52,460,289
Other assets (Note 4.f))		1,070,506		—

		736,867,022		216,774,837

Non-Current Assets
Other receivables (Notes 4.d) 7 and 21.g))		41,364,810		43,236,560
Inventories (Note 4.e))		76,113,042		68,345,438
Investments (Notes 4.b), 7 and 21.g))		925,970,511		474,022,374
Property and equipment, net (Note 21.a))		266,615,763		245,919,561
Intangible assets, net (Note 21.b))		22,829,041		23,581,646

		1,332,893,167		855,105,579

Total Assets	Ps.	2,069,760,189	Ps.	1,071,880,416

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 21.g))	Ps.	49,539,528	Ps.	30,935,851
Short-term debt (Notes 4.h), 7 and 21.g))		195,600,209		122,749,734
Salaries and social security payable (Notes 4.i) and 7)		6,409,289		4,219,120
Taxes payable (Notes 4.j) and 7)		10,324,198		6,699,044
Other liabilities (Notes 4.k) and 7)		473,960		3,087,957

		262,347,184		167,691,706

Non-Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 21.g))		—		246,231
Long-term debt (Notes 4.h), 7 and 21.g))		—		24,744,000
Taxes payable (Notes 4.j) and 7)		41,817,828		51,312,237
Other liabilities (Notes 4.k) and 7)		293,386		347,549
Provision for lawsuits and contingencies (Notes 7 and 21.d))		1,803,330		1,747,606

		43,914,544		78,397,623

Total Liabilities		306,261,728		246,089,329

Minority interest		1,160,330		836,872

SHAREHOLDERS’ EQUITY		1,762,338,131		824,954,215

Total Liabilities and Shareholders’ Equity	Ps.	2,069,760,189	Ps.	1,071,880,416

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Production income
Crops	Ps.	117,473,605	Ps.	72,426,012	Ps.	37,005,907
Beef cattle		23,926,925		19,462,410		20,452,655
Milk		18,420,338		10,911,397		7,892,462

Total production		159,820,868		102,799,819		65,351,024

Cost of production
Crops	Ps.	(82,150,711)	Ps.	(51,538,292)	Ps.	(34,635,590)
Beef cattle		(19,316,000)		(15,050,438)		(18,780,372)
Milk		(14,283,089)		(8,476,391)		(5,845,360)

Total cost of production (Note 21.f))		(115,749,800)		(75,065,121)		(59,261,322)

Gross income from production		44,071,068		27,734,698		6,089,702

Sales
Crops	Ps.	86,870,493	Ps.	53,401,376	Ps.	61,659,566
Beef cattle		32,431,928		31,966,582		33,713,479
Milk		17,492,552		9,730,929		7,892,462
Feed lot		—		3,102,229		2,721,377
Others		25,785,987		12,116,372		6,353,777

Total sales		162,580,960		110,317,488		112,340,661

Cost of sales
Crops	Ps.	(75,948,518)	Ps.	(47,350,203)	Ps.	(52,948,920)
Beef cattle		(30,038,217)		(30,272,710)		(32,993,523)
Milk		(17,629,859)		(9,730,929)		(7,892,462)
Feed lot		—		(2,784,315)		(2,318,102)
Others		(17,379,224)		(6,737,019)		(3,257,448)

Total cost of sales (Note 21.e))		(140,995,818)		(96,875,176)		(99,410,455)

Gross income from sales		21,585,142		13,442,312		12,930,206

Gross profit		65,656,210		41,177,010		19,019,908

Selling expenses (Note 21.h))		(14,497,124)		(9,971,891)		(10,151,452)
Administrative expenses (Note 21.h))		(26,103,558)		(16,628,088)		(11,560,307)
Net gain on the sale of farms		20,014,447		22,255,710		9,897,186
Unrealized gain on inventories – Beef cattle		8,535,154		5,102,943		2,847,711
Unrealized gain (loss) on inventories – Crops, raw materials and MAT (1)		(10,877,719)		(3,926,654)		1,054,094
Unrealized gain – On farm held for sale (Note 3.k)		885,009		—		—

Operating income		43,612,419		38,009,030		11,107,140

Financial results, net: (Note 4.l))
Financial results generated by assets		(30,185,860)		2,882,976		33,859,684
Financial results generated by liabilities		(22,081,721)		(13,340,970)		(21,485,726)

Total financial results, net		(52,267,581)		(10,457,994)		12,373,958

Gain on equity investees		38,417,207		40,198,825		22,140,997

Other expense, net:
Gain on the sale of fixed assets		38,589		7,542		116,650
Donations		—		—		(1,600,000)
Shareholders personal assets tax and others		(4,131,092)		(4,258,342)		(1,884,244)

Total other expense, net		(4,092,503)		(4,250,800)		(3,367,594)

Management fee		(2,170,982)		(5,484,697)		(3,836,470)

Income before income tax and minority interest		23,498,560		58,014,364		38,418,031

Income tax expense (Note 11)		(284,073)		(8,375,095)		(5,431,831)
Minority interest		(266,449)		(277,000)		(102,924)

Net income for the year	Ps.	22,948,038	Ps.	49,362,269	Ps.	32,883,276

Earnings per share (Notes 3.u) and 12):
Basic net income per common share	Ps.	0.062	Ps.	0.20	Ps.	0.19
Diluted net income per common share		0.059		0.16		0.13

(1)	“Mercado a Termino de Buenos Aires - Buenos Aires Board of Trade”

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 5)		Inflation adjustment of common stock and treasury stock		Paid-in- capital		Total		Legal reserve		Reserve for new developments		Retained earnings		Translation differences		Total
Balances as of June 30, 2005	Ps.	162,784,579	Ps.	166,218,124	Ps.	78,175,196	Ps.	407,177,899	Ps.	7,692,591	Ps.	—	Ps.	108,200,480	Ps.	—	Ps.	523,070,970
Conversion of notes into common stock		29,151,389		—		15,957,556		45,108,945		—		—		—		—		45,108,945
Exercise of old warrants		28,668,581		—		24,918,614		53,587,195		—		—		—		—		53,587,195
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 29, 2005
- Legal reserve		—		—		—		—		3,839,946		—		(3,839,946)		—		—
- Cash dividends (Ps. 0.06 per share)		—		—		—		—		—		—		(10,000,000)		—		(10,000,000)
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		(12,134,376)		(12,134,376)		—		—		—		—		(12,134,376)
Translation differences																(6,650,419)		(6,650,419)
Net income for the year		—		—		—		—		—		—		32,883,276				32,883,276

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	166,218,124	Ps.	106,916,990	Ps.	493,739,663	Ps.	11,532,537	Ps.	—	Ps.	127,243,810	Ps.	(6,650,419)	Ps.	625,865,591
Conversion of notes into common stock		44,352,015		—		25,307,891		69,659,906		—		—		—		—		69,659,906
Exercise of old warrants		44,619,656		—		39,555,902		84,175,558		—		—		—		—		84,175,558
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2006
- Legal reserve		—		—		—		—		1,644,164		—		(1,644,164)		—		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		(5,500,000)		—		(5,500,000)
- Reserve for new developments		—		—		—		—		—		120,099,646		(120,099,646)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		(6,857,758)		(6,857,758)		—		—		—		—		(6,857,758)
Translation differences		—		—		—		—		—		—		—		8,248,649		8,248,649
Net income for the year		—		—		—		—		—		—		49,362,269		—		49,362,269

Balances as of June 30, 2007	Ps.	309,576,220	Ps.	166,218,124	Ps.	164,923,025	Ps.	640,717,369	Ps.	13,176,701	Ps.	120,099,646	Ps.	49,362,269	Ps.	1,598,230	Ps.	824,954,215
Conversion of notes into common stock		5,343,374		—		3,175,417		8,518,791		—		—		—		—		8,518,791
Exercise of old-warrants		5,855,178		—		5,306,325		11,161,503		—		—		—		—		11,161,503
Exercise of warrants		757,093		—		3,229,112		3,986,205		—		—		—		—		3,986,205
Issuance of common stock and warrants		180,000,000		—		711,052,360		891,052,360		—		—		—		—		891,052,360
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 10, 2007
- Legal reserve		—		—		—		—		2,468,113		—		(2,468,113)		—		—
- Cash dividends (Ps. 0.03 per share)		—		—		—		—		—		—		(8,250,000)		—		(8,250,000)
- Reserve for new developments		—		—		—		—		—		38,644,156		(38,644,156)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		(8,498,388)		(8,498,388)		—		—		—		—		(8,498,388)
Translation differences		—		—		—		—		—		—		—		16,465,407		16,465,407
Net income for the year		—		—		—		—		—		—		22,948,038		—		22,948,038

Balances as of June 30, 2008	Ps.	501,531,865	Ps.	166,218,124	Ps.	879,187,851	Ps.	1,546,937,840	Ps.	15,644,814	Ps.	158,743,802	Ps.	22,948,038	Ps.	18,063,637	Ps.	1,762,338,131

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Cash flows from operating activities:
Net income for the year	Ps.	22,948,038	Ps.	49,362,269	Ps.	32,883,276
Adjustments to reconcile net income to net cash flows operating activities:
Income tax expense		284,073		8,375,095		5,431,831
Depreciation		5,721,242		4,459,067		5,112,088
Amortization		752,605		—		—
Minority interest		266,449		277,000		102,924
Gain on equity investees		(38,417,207)		(40,198,825)		(22,140,997)
Unrealized loss (gain) on inventories		2,342,565		(1,176,289)		(3,901,805)
Net gain on the sale of farms		(20,014,447)		(22,255,710)		(9,897,186)
Gain on the sale of fixed assets		(38,589)		(7,542)		(116,650)
Accrued for management fees		—		2,817,997		3,073,950
Accrued expenses and allowance for doubtful accounts		9,297,728		9,053,039		10,940,250
Financial results		765,184		(2,438,155)		(6,663,008)
Gain from sale of non-current investments		—		—		(14,872,000)
Changes in operating assets and liabilities:
(Increase) decrease in current investments		(12,110,680)		6,162,768		7,262,688
Decrease (increase) in trade accounts receivable		1,990,218		(28,541,205)		(1,339,921)
Increase in other receivables		(20,407,149)		(27,327,151)		(27,366,133)
(Increase) decrease in inventories		(71,089,201)		(28,274,045)		11,331,834
Increase (decrease) trade accounts payable		15,126,630		(2,873,413)		(4,833,940)
Increase (decrease) in salaries and social security payable taxes payable and advances from customers		5,972,340		5,581,373		(18,293,933)
Increase in interest payable		23,338,800		12,699,048		10,292,047
Dividends collected		2,709,392		1,352,941		1,108,923
Increase in non-current investments		—		(89,987)		—
(Decrease) increase in other liabilities		(5,721,407)		(3,099,069)		415,721

Net cash used in operating activities		(76,283,416)		(56,140,794)		(21,470,041)

Cash flows from investing activities:
Net proceeds from the sale of farms and other property and equipment		22,497,817		25,335,741		5,634,000
Collection of receivables from the sale of farms		6,391,191		3,850,808		5,736,964
Acquisition of farms and other property and equipment		(28,018,672)		(29,326,622)		(55,770,620)
Payment for subsidiary acquired, net of cash acquired		—		—		(1,857,985)
Increase in interest in equity method investee		(407,516,432)		(726,804)		(64,608,293)

Net cash used in investing activities		(406,646,096)		(866,877)		(110,865,934)

Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		—		—		180,000
Issuance of common stock and warrants, net of issuance costs		881,116,861		—		—
Exercise of old-warrants and warrants		15,147,708		84,175,558		53,587,195
Cash dividends paid		(8,250,000)		(5,500,000)		(10,000,000)
Proceeds from short-term and long-term debt		79,197,773		84,508,257		83,957,134
Payments of short-term debt		(45,686,836)		(45,139,498)		(18,959,790)
Payment of seller financing		(3,692,699)		(2,230,560)		(16,514,000)

Net cash provided by financing activities		917,832,807		115,813,757		92,250,539

Net increase (decrease) in cash and cash equivalents		434,903,295		58,806,086		(40,085,436)
Cash and cash equivalents as of the beginning of the year		86,183,136		27,377,050		67,462,486

Cash and cash equivalents as of year-end	Ps.	521,086,431	Ps.	86,183,136	Ps.	27,377,050

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	18,482,238	Ps.	9,200,569	Ps.	10,336,890
Income tax	Ps.	4,352,941	Ps.	1,738,045	Ps.	33,317,971
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	1,914,059	Ps.	1,460,459	Ps.	779,347
Conversion of notes into common shares	Ps.	8,518,791	Ps.	69,659,906	Ps.	45,108,945
Seller financing for acquisition of farms	Ps.	—	Ps.	3,714,000	Ps.	7,160,617
Application of down payments received for the sale of farms	Ps.	—	Ps.	—	Ps.	(2,055,200)
Increase in interest in IRSA by a decrease in non-current investments (conversion of IRSA Convertible Notes)	Ps.	37,764,000	Ps.	—	Ps.	66,338,239
Acquisition of subsidiary company through a decrease in non-current investments	Ps.	—	Ps.	—	Ps.	21,723,661
Tax effect issuance expenses of capital included in paid-in capital	Ps.	9,935,499	Ps.	—	Ps.	—
Increase in receivables from the sale of farms	Ps.	—	Ps.	3,646,002	Ps.	8,572,080
Acquisition of subsidiary company:
Fair value of concession rights	Ps.	—	Ps.	—	Ps.	23,581,646
Fair value of other non-cash assets acquired	Ps.	—	Ps.	—		Ps. 5,922,781
Fair value of non-cash liabilities assumed	Ps.	—	Ps.	—		Ps. (317,165)
Net assets acquired	Ps.	—	Ps.	—	Ps.	29,187,262
Total purchase price	Ps.	—	Ps.	—	Ps.	29,187,262
Surrender of IRSA’s Convertible Notes	Ps.	—	Ps.	—	Ps.	27,329,277
Purchase price paid in cash	Ps.	—	Ps.	—	Ps.	1,857,985

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

As discussed in Note 2.d), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

In addition, in accordance with the CNV regulations, the Company recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. However, as further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

Effective July 1, 2006, the Company adopted Technical Resolution No. 22 “Agricultural Activities” (RT No. 22). RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes

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

The adoption of RT No. 22 did not have a significant impact in the measurement and recognition of biological transformation. Rather, it changed the format of the income statement. Under RT No. 22 the Company discloses certain components of its costs as separate line items in the income statement. There was no change in the gross profit for any of the periods presented.

Prior to the adoption of RT No. 22 gains or losses arising from initial recognition of biological assets and agricultural produce as well as changes in fair value of biological assets were included as a deduction of costs of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income” in the income statement.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to costs of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” in the Company’s income statement due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect the Company’s recognition of revenue which is included in the line item titled “Sales” in the income statement. See Note 3.a) for revenue recognition policies. As a result of the adoption of RT No. 22, costs of sales only show certain direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, “Exhibits Cost of Sales and Cost of Production” included in Note 21.e) and f) to the income statement present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the current period. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

Adoption by CNV of CPCECABA standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for the Company for the year ended June 30, 2007.

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

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the asset less costs of sell.

The new standards provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2008 that the adoption of the new criteria would have generated would be a decrease in shareholder’s equity of approximately Ps. 15.4 million which should be recorded Ps. 16.1 million (loss) as a reduction to retained earnings and Ps. 0.7 million (gain) to the current year income statements.

Additionally as discussed in Note 3.m. in order to comply with the regulations of the CNV, the Company recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the years ended June 30, 2006. In December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

b)	Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control. Investments in joint ventures in which the Company exercises joint control are accounted for under the proportionate consolidation method for details (see Note 2.c). Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

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

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2008	2007	2006
Inversiones Ganaderas S.A.	99.99%	99.99%	99.99%
Futuros y Opciones.Com S.A (FyO)	68.10%	70.00%	70.00%
Agropecuaria Cervera S.A.	99.99%	99.99%	99.99%
Agrology S.A.	99.99%	—	—
FyO Trading S.A.	69.26%	—	—

(i)	Percentage of equity interest owned has been rounded.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

c)	Proportionate consolidation

Cactus Argentina S.A. (“Cactus”) is a joint venture operation between the Company and Cactus Feeders Inc. As further discussed in Note 2.h), effective January 1, 2007, the Company’s interest in the joint venture decreased from 50.0% to 24.0%. The Company followed Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”) in accounting for joint venture operations. RT No. 21 requires proportionate consolidation where effective joint control is exercised. Accordingly, these financial statements reflect the Company’s pro-rata equity interest in the joint venture on a line-by-line basis through December 31, 2006. As from January 1, 2007, the investment in Cactus has been accounted for under the equity method of accounting since the Company has no longer exercise joint control but significant influence.

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

Certain reclassifications of prior year’s information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

f)	Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos, Brazilian Reais or US Dollars in the notes to the financial statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars or Brazilian Reais at that or any other rate. See Note 3.q) for a discussion on foreign currency translation.

g)	Acquisitions

Year ended June 30, 2008

During the year ended June 30, 2008, the Company acquired 4,086,800 shares of BrasilAgro -Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) for Ps.84.0 million, increasing its equity interest from 7.40% to 14.39%.

During this fiscal year, BrasilAgro acquired four properties, which represent 78,907 hectares. The properties acquired were:

•	“Alto Taquari” farm, a 5,266 hectare property for an aggregate consideration of R$34.1 million (US$19.14 million).

•	“Araucaria” farm (75%), a 11,657 hectare property for an aggregate consideration of R$68.4 million (US$38.5 million).

•	“Chaparral” farm, a 37,799 hectare property for an aggregate consideration of R$47.1 million (US$26.6 million).

•	“Nova Buriti” farm, a 24,185 hectare property for an aggregate consideration of R$22.2 million (US$12.5 million).

In September and November of 2007, the Company acquired 82.5 million shares of the common stock of its equity investee, IRSA Inversiones y Representaciones S.A. (“IRSA”), by (i) converting US$12.0 million of IRSA’s Convertible Notes into 22.0 million shares of IRSA’s common stock and (ii) exercising the warrants to acquire 60.5 million shares of IRSA’s common stock for a total purchase price of US$39.6 million (Ps.124.7 million). Further, the Company acquired an additional 45,019,910 shares of the common stock of IRSA for US$62.7 million (Ps.196.3 million), all of these acquisitions increased the Company’s interest in IRSA from 25.01% to 42.13% as of June 30, 2008.

On December 17, 2007, the Company acquired the remaining undivided 25% of the 72 hectares of “La Adela” farm (18 hectares) for an aggregate purchase price of US$0.1 million. As a result, as of June 30, 2008, the Company owned 1,054 hectares of “La Adela” farm.

In April, 2008, the Company acquired an undivided 80% interest in “La Esperanza” farm (980 hectares) located in the Province of La Pampa for an aggregate purchase price of US$1.28 million.

In May 2008, IRSA entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. IRSA paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount the Company paid at the time of the signing of the preliminary purchase.

On June 30, 2008, the Company acquired the “Estancia Carmen” farm, a 10,910 hectare property located in the Province of Santa Cruz for an aggregate purchase price of US$0.7 million. The Company made a down payment of US$0.2 million in cash and did not take possession of the property as of June 30, 2008. In September 2008, the Company paid off the remaining balance and assumed possession of the property.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

g)	Acquisitions (continued)

The Company, directly or indirectly through its subsidiaries, formed two companies in May 2008, Agrology S.A. and FyO Trading S.A. Agrology is a new venture that invests in financial instruments and manages equity interests in other companies. FyO Trading is a new venture that engages in agricultural production and commerce.

Year ended June 30, 2007

In January 2007, Cactus acquired 100% of Exportaciones Agroindustriales Argentinas S.A. (EAASA) for an aggregate purchase price of Ps.16.8 million. EAASA is engaged in cattle slaughtering and meat processing activities.

Also, in January 2007, the Company acquired an additional 0.1% in BrasilAgro. BrasilAgro acquired, in separate transactions, 4 operating properties. These properties were acquired for an aggregate purchase price of approximately R$94.0 million (US$46.3 million). The properties acquired were:

•	“Sao Pedro” farm, a 2,443 hectare property for an aggregate consideration of R$9.9 million (US$4.7 million).

•	“Cremaq” farm, a 32,375 hectare for an aggregate consideration of and R$42.2 million (US$19.7 million).

•	“Engenho” farm, a 2,022 hectare for an aggregate consideration of and R$10.0 million (US$4.7 million).

•	“Jatobá” farm, a 31,603 hectare for an aggregate consideration of and R$31.8 million (US$17.2 million).

In April 2007, BrasilAgro, together with an unrelated party, Brenco Ltda. entered into a purchase agreement for the acquisition of “Araucaria” farm, a 15,543 hectares property located in Mineiros, State of Goias, Brazil. BrasilAgro’s aggregate investment in this property was approximately US$38.9 million. In May 2007, BrasilAgro entered into a purchase agreement for the acquisition of “Alto Tacuari” farm, a 5,266 hectares property located in Tacuari, Mato Grosso, Brazil, for an aggregate purchase price of US$17.0 million.

On May 15, 2007, the Company acquired the “8 de Julio” farm, a 90,000 hectare property located south of the Deseado River in the Province of Santa Cruz, for an aggregate purchase price of US$2.4 million. Upon execution of the bill of purchase a payment was made for US$1.2 million and possession over the farm was taken. On August 13, 2007, the Company paid US$0.24 million and the balance of US$0.96 million was paid in October 11, 2007, and also on that date the deed was executed. This farm offers excellent potential for sheep production, both in terms of wool and mutton production. In addition, it has future potential as a tourist attraction and for leisure activities.

Year ended June 30, 2006

On September 1, 2005, the Company acquired the “San Pedro” farm, a 6,022 hectare property located in the Department of Concepción del Uruguay, Province of Entre Ríos, for an aggregate purchase price of US$16.0 million, of which US$9.5 million was paid when signed the deed, US$4.0 million was paid on December 14, 2005 and US$0.73 million was paid on September 1, 2006. The remaining balance of US$1.7 million plus interest of US$0.1 million will be paid in September 2009.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

g)	Acquisitions (continued)

during the concession period. Additionaly, Agropecuaria Cervera committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. The acquisition has been accounted for, as an asset acquisition. As a result, the Company allocated the purchase price of US$9.6 million to the individual net assets acquired – i.e., forests, concession rights and certain miscellaneous fixed assets, in each case based on their relative fair values. No goodwill was recorded. See Note 19 for Subsequent Events.

The aggregate purchase price for the acquisition was US$9.6 million, of which US$1.1 million was paid in cash and US$8.5 million by surrendering IRSA’s Convertible Notes held by the Company (see note 4.b) (iii) for details).

In March 2006, the Company together with other unrelated parties founded BrasilAgro aimed at replicating the Company’s business in Brazil. The Company contributed cash for Ps.63.1 million in exchange for shares and 104,902 warrants to purchase additional shares. The Company’s equity interest in BrasilAgro was 7.3%. BrasilAgro’s shares went public in the Brazilian Stock Exchange (Bovespa) in May 2006. Warrants vest in one-thirds as from May 2, 2007 to May 2, 2009 and are exercisable for a period of up to 15 years at an exercise price equivalent to the initial public offering price adjusted by the Brazilian IPCA inflation index. Should the Company exercise the warrants, the equity interest would be increased to 19.71%.

Moreover, an additional 104,902 warrants were issued which can only be exercised, at the Company’s option, in the event of a tender offer. These warrants are exercisable through the year 2021 at an exercise price equivalent to the purchase price of the tender offer.

h)	Dispositions

Year ended June 30, 2008

On October 22, 2007, the Company sold 4,974 hectares of “Los Pozos” farm for US$1.1 million, which was collected in full as of June 30, 2008. This transaction generated a gain of US$1.0 million.

On May 30, 2008, the Company sold 2,430 hectares of “La Esmeralda” farm for US$6.2 million, which was collected in full as of June 30, 2008. This transaction generated a gain of US$5.3 million.

In June 2008, BrasilAgro sold its “Engenho” farm, a 2,022 hectare property which was acquired for R$10.1 million in December, 2006, for an aggregate consideration of R$21.8 million. This transaction generated a gain of US$6.6 million for BrasilAgro.

Year ended June 30, 2007

On August 28, 2006, the Company signed a preliminary sale contract of 1,829 hectares of the farm called “El Recreo” of its property for aggregate consideration of US$0.36 million. This transaction was not closed as of June 30, 2008. See Note 19.c).

On January 10, 2007, the Company entered into a Stock Subscription and Shareholders Agreement with Tyson Foods Inc. (“Tyson”) pursuant to which the Company’s subsidiary, Cactus, issued 9,397,213 newly shares of Ps.1 each to Tyson for an aggregate price of Ps.16.7 million. As a result of this transaction, the Company decreased its ownership interest in Cactus to 24.0%. As discussed in Note 2.c), the Company accounted for its investment in Cactus under the proportionate consolidation method through December 31, 2006. As from January 1, 2007, the Company accounts for its investment in Cactus under the equity method of accounting.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

h)	Dispositions (continued)

Cactus issued the shares to Tyson at a price per share in excess of the Company’s average carrying amount per share. Consistently with other transactions, the Company recorded the change of interest as additional paid-in capital.

On June 5, 2007 the Company sold 14,516 hectares of “Los Pozos” farm, located in the Province of Salta, Argentina, for US$2.2 million, which was fully collected. Therefore, this sale yielded a US$2.0 million profit.

On June 6, 2007 the Company sold “Tapenagá” farm, covering 20,833 hectares, located in the Province of Formosa, Argentina, for US$ 7.3 million. The Company received US$3.7 million as down payment and the outstanding balance was financed. Therefore, the transaction yielded a US$5.0 million profit.

Year ended June 30, 2006

On July 25, 2005 the Company sold “El Gualicho” farm, covering 5,727 hectares, located in the Province of Córdoba, Argentina, for a total sales price of US$5.7 million, resulting in a gain of US$3.4 million. The company collected US$3.4 million and will collect the balance in five equal annual installments through July 2010.

i)	Use of estimates

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

Significant estimates include but are not limited to those required in the accounting for the conversion of IRSA Convertible Notes, the allowance to doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes, assets recoverable value, purchase accounting and classification of current and non-current assets. Actual results could differ from those estimates.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

a)	Revenue recognition

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, cattle feed lot operation, and services and leasing of its farms to third parties and brokerage activities. Through December 31, 2006, the Company’s revenues included the proportionate share of the cattle feedlot operations through its joint venture in Cactus. As from January 1, 2007, the Company’s equity interest in Cactus decreased to 24% and was deconsolidated. Thus, revenues from cattle feedlot operations are included in gain (loss) from equity investees.

As discussed in Note 2.a), effective July 1, 2006, the Company applied RT No. 22 which modified the presentation of the statement of income above gross profit. RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activities. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

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

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Note 21.e).

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statements of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Cattle holding gain is disclosed in a line of the statements of income and is calculated as stated in Note 21.e) and 21.f).

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories—Crops, raw materials and MAT” on the statements of income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the end of the year, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statements of income.

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

Current

Current investments include IRSA Non-Convertible Notes, mutual funds, mortgage bonds, government bonds and time deposits. IRSA Non-Convertible Notes, mutual funds, mortgage bonds and government bonds are carried at market value as of year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at year-end. As of June 30, 2007, current investments also include accrued interest on IRSA Convertible Notes.

Investments in affiliates

Investments in affiliates in which the Company has significant influence (generally representing an equity interest between 20% and 50%) have been accounted for under the equity method. However, the Company has a 14.39% interest in BrasilAgro. Since the Company exercises significant influence over BrasilAgro, the Company accounted for this investment under the equity method of accounting. The Company considered it has significant influence due to its ability to affect the financial and operating decisions of BrasilAgro under the shareholders agreement. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investments is considered impaired when an other-than-temporary decrease in the value of the investments has occurred.

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

The Company accounts for its investment in other affiliates under the cost method of accounting.

Investment in IRSA Convertible Notes

As of June 30, 2007, the Company’s investment in IRSA Convertible Notes is carried at amortized cost at year-end. On September 25, 2007, the Company converted US$12.0 million of IRSA’s convertible notes into 22.0 million shares of common stock. See Note 4.b) for details.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

f)	Business Combination

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the Company allocates the purchase price to identified tangible and intangible net assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, management utilized a number of sources. As discussed in Note 2.g), the Company acquired a 17.12% equity interest in IRSA. IRSA is engaged in several business activities from shopping center operations to origination of consumer loans and credit card receivables to equity interests in banking operations, among others. In the case of IRSA acquisition, the Company evaluated all businesses acquired and allocated a portion of the purchase price to tangible assets including the fair value of buildings on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. The Company determined the as-if-vacant value by using a replacement cost method.

Also, a portion of the purchase price was allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income.

In addition, a portion of the purchase price was also allocated to the value of leases acquired and management utilized independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company’s estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses included an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimated costs to execute similar leases including leasing commissions, legal expenses and other related costs. The Company did not identify any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

As far as banking operations are concerned, identifiable intangible assets comprised primarily of core deposit intangibles and customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and customer base. These assets are being amortized on a straight-line method up to six years and eleven years respectively. The Company also identified trademarks as part of the purchase price allocation. Trademarks are not amortized as they have an undefined useful life.

g)	Negative goodwill and goodwill

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired. Goodwill is not amortized as it has an undefined useful life.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases, trademarks, tenant relationships and core deposits, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

g)	Negative goodwill and goodwill (continued)

method over the weighted average useful life of the main tangible assets acquired, which ranges from 20 to 29 years, or accelerated as long as the acquired entity disposes its identifiable assets.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

h)	Inventories

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

“Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale:(including cattle, steersfand, heifers, cattle round-up mores and sheep). These assets are valued at their net realizable value represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

Farming products: crops (including harvested crops): valued at net realizable value, represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling cost.

Non-biological assets – raw materials (including seeds, agrochemicals, semen – cattle raising and diary, food and by-products, packs and bundles, poles, bags and blankets, silos, raw materials). These assets are valued at reproduction or replacement cost as of year-end, which does not exceed the net realizable value.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

i)	Property and equipment

Property and equipment are stated at cost (adjusted for the inflation as described in Note 2.d)), less accumulated depreciation.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
Buildings and constructions	50
Alfalfa fields and meadow	Between 2 and 8
Machinery	10
Furniture and equipment	10
Mass wood	30
Others	Between 4 and 10

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

j)	Intangible assets

Concession rights

Relate to the concession rights acquired as part of the ACER acquisition. Concession rights acquired were valued at fair value at the time of the acquisition. Concession rights of ACER are amortized under the straight-line basis over the term of the concession, as from the beginning of operations (i.e. 30 years).

The carrying value of concession rights, do not exceed their estimated recoverable value at the end of these financial statements.

k)	Other assets

Other assets include farms for which the Company entered into sale agreements whereby it received down payments which fixed the final purchase price. Moreover the contractual conditions provide reasonable assurance that the transaction will be closed. These assets are valued at fair value less costs to sell with unrealized gains included in the statement of income.

l)	Foreign currency assets and liabilities

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

m)	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35.0% for all years presented.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

m)	Income tax provision (continued)

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

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No. 11/2003 issued by the CPCECABA.

n)	Minimum presumed income tax (MPIT)

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

o)	Provisions for contingencies

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

p)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. The Company determines the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

q)	Foreign currency translation

The financial statements of the Company’s foreign operations in Brazil are translated in accordance with Technical Resolution No. 18, “Specific Considerations for the Preparation of Financial Statements” (“RT No. 18”). RT No. 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

q)	Foreign currency translation (continued)

integral to those of the Company. BrasilAgro has been classified as a foreign entity since it is financially, economically and organizationally autonomous. Accordingly, and pursuant to RT No. 18, financial statements of BrasilAgro are translated using period-end exchange rates for assets, liabilities and weighted average exchange rates during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a separate component in the shareholders equity section.

r)	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

s)	Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to certain risks, including commodity risks and foreign exchange risks. The Company follows Technical Resolution No. 20 “Instrumentos Derivados y Operaciones de Cobertura” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT No. 20 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. Deposits and premiums paid are recorded as other receivables on the balance sheet. See Note 6 for a description of the derivative financial instruments of the Company.

t)	Paid-in capital

Related Companies Law No. 19,550 Section 33: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in captions 9 second part of Technical Resolution 17 of the FACPCE and Resolution CD 243/01 of the CPCECABA.

Warrants issued: the value of warrants issued by the Company has been allocated to the account Additional Paid-in Capital.

u)	Earnings per share

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

u)	Earnings per share (continued)

advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive.

The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

4.	Details of balance sheet and income statement accounts:

a)	Cash and banks

	As of June 30,
	2008		2007
Cash in banks	Ps.	46,348,052	Ps.	46,501,946
Collections to be deposited		1,284,375		349,476
Cash on hand		162,800		79,222

	Ps.	47,795,227	Ps.	46,930,644

b) Investments
	As of June 30,
	2008		2007
Current
Mutual funds	Ps.	473,291,204	Ps.	38,313,217
Government bonds and notes		93,116		121,529
Mortgage bonds		622,960		1,027,284
Interest on IRSA Convertible Notes		—		379,408
IRSA Non-Convertible Notes (i)		11,285,167		—

	Ps.	485,292,447	Ps.	39,841,438

Non-Current
Equity investments (ii)	Ps.	1,128,540,680	Ps.	503,860,500
IRSA Convertible Notes (iii)		—		37,116,000
Others		352,260		352,260
Negative Goodwill net (iv)		(202,922,429)		(67,306,386)

	Ps.	925,970,511	Ps.	474,022,374

(i)	In February 2007, IRSA issued US$150,000 of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$200,000 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity. In May, 2008 the Company acquired nominal value 5.000.000 of IRSA Non-Convertible Notes, for an average weighted price of US$0.785 per Note, totaling US$4.1 million.
(ii)	As of June 30, 2008, this amount represents the Company’s 35.7% (unchanged from June 30, 2007), 42.13%, 14.39% and 24% equity interests in Agro-Uranga, IRSA, BrasilAgro and Cactus amounting to Ps 20.2 million, Ps.933.3 million, Ps.167.4 million and Ps.7.6 million, respectively. See Note 2.g) for additional details on acquisition for the year ended June 30, 2008.

As of June 30, 2007, this amount represents the Company’s 35.7%, 25.01%, 7.40% and 24.0% equity interests in Agro-Uranga, IRSA, BrasilAgro and Cactus amounting to Ps.18.1 million, Ps.411.9 million, Ps.68.1 million and Ps.5.8 million, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts: (continued)

b)	Investments (continued)

(iii)	In November 2002, IRSA issued US$100.0 million of 8% convertible notes due 2007 with non-detachable warrants to acquired additional shares of common stock (the “IRSA Convertible Notes”). In accordance with the terms and conditions of the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for a conversion price of US$ 0.54505, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$0.65406 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In November and December 2002, the Company purchased US$49.7 million of IRSA Convertible Notes. Additionally, between July 2003 and November 2007, the Company acquired 600,500 IRSA Convertible Notes for US$0.9 million and sold 12,335,157 IRSA Convertible Notes. The sale generated income for Ps.83,623,172. Also, during that period, the Company exercised its conversion rights and exercised warrants of 37,958,011 IRSA Convertible Notes giving rise to issuing 139,295,450 shares of common stock with a face value of Ps.1 each one. Finally, third party holders of IRSA Convertible Notes exercised their conversion rights of 61,984,332 Convertible Notes and 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of Ps.1 each one. As a consequence of such conversions and exercise of warrants, the Company’s equity interest decreased in Ps.64.4 million with the effect recorded in Paid-In Capital of Shareholders’ Equity (see Note 5.c)). On November 14, 2007, IRSA Convertible Notes matured and the Company exercised its conversion rights (see Note 2.g) for details).
(iv)	As of June 30, 2008, this amount represents the net effect of negative goodwill associated with the Company’s investment in IRSA (Ps.206.8 million) and goodwill associated with the Company’s investment in BrasilAgro ( Ps.3.8 million).

As of June 30, 2007, this amount represents negative goodwill associated with the Company’s investment in IRSA (Ps. 67.3 million).

c)	Trade accounts receivable, net

	As of June 30,
	2008		2007
Trade accounts receivable	Ps.	34,966,267	Ps.	37,232,245
Related parties (Note 8)		1,207,624		1,070,710
Less:
Allowance for doubtful accounts (Note 21.d))		(381,020)		(372,359)

	Ps.	35,792,871	Ps.	37,930,596

d)	Other receivables

	As of June 30,
	2008		2007
Current
Receivables from the sale of farms (i)	Ps.	6,188,608	Ps.	6,995,220
Prepaid leases		11,366,483		6,434,233
Guarantee deposits		990,423		877,790
Prepaid expenses, excluding leases		113,109		193,568
VAT receivable, net		13,763,311		7,083,007
Margin deposits receivable from brokers		89,270		2,898,730
Premiums collected / paid in connection with derivative instruments		94,582		(971,105)
Related parties (Note 8)		5,433,588		5,142,161
Income tax advances and MPIT credit (ii)		14,853,470		10,276,688
Other tax credits		450,636		249,905
Others		2,047,229		431,673

	Ps.	55,390,709	Ps.	39,611,870

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts: (continued)

d)	Other receivables (continued)

	As of June 30,
	2008		2007
Non-Current
VAT credit and prepaid income tax	Ps.	12,962,655	Ps.	21,465,469
Prepaid leases		—		179
Receivables from the sale of farms (i)		7,048,582		13,097,871
Related parties (Note 8)		—		223,558
MPIT (ii)		20,055,857		7,750,517
Deferred income tax (Note 11)		1,297,716		676,293
Others		—		22,673

	Ps.	41,364,810	Ps.	43,236,560

(i)	As of June 30, 2008, represents the (a) current and non-current portion of the receivable from the sale of “Tapenagá” farm totaling US$1.23 million and US$1.21 million, respectively; (b) current and non-current portion of the receivable from the sale of “El Gualicho” farm totaling US$0.69 million and US$1.15 million, respectively and (c) current portion of the receivable from the sale of “Ñacurutu” farm totaling US$0.15 million.

As of June 30, 2007, represents the (a) current and non-current portion of the receivable from the sale of “Tapenagá” farm totaling US$1.2 million and US$2.4 million, respectively; (b) current and non-current portion of the receivable from the sale of “El Gualicho” farm totaling US$0.8 million and US$1.7 million, respectively and (c) current and non-current portion of the receivable from the sale of “Ñacurutu” farm totaling US$0.3 million and US$0.1 million, respectively.

The receivable from “El Gualicho” farm accrues interest at 360-day LIBOR plus 3.84 % and the property sold is mortgaged in favor of the Company as collateral for the receivable. The receivable from “Ñacurutu” farm also accrues interest at 360-day LIBOR plus 6% and the property sold is mortgaged in favor of the Company as collateral for the receivable. The receivable from “Tapenagá” farm accrues interest at 360-day LIBOR plus 8% and the property sold is mortgaged in favor of the Company as collateral for the receivable.

(ii)	The Company recorded the MPIT as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

e)	Inventories

	As of June 30,
	2008		2007
Current
Crops	Ps.	67,224,392	Ps.	30,866,271
Beef Cattle		12,836,555		11,130,777
Materials and others		21,701,233		5,538,713
Unharvested crops		6,486,244		2,673,752
Seeds and fodder		3,276,838		2,250,776

	Ps.	111,525,262	Ps.	52,460,289

Non-Current
Beef Cattle	Ps.	76,113,042	Ps.	68,345,438

	Ps.	76,113,042	Ps.	68,345,438

f) Others assets
	As of June 30,
	2008		2007
Current
Farm held for sale (Note 3.k))	Ps.	1,070,506	Ps.	—

	Ps	1,070,506	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts: (continued)

g)	Trade accounts payable

	As of June 30,
	2008		2007
Current
Suppliers	Ps.	17,970,956	Ps.	14,255,092
Accruals		25,826,238		12,641,959
Related parties (Note 8)		5,742,334		4,038,800

	Ps.	49,539,528	Ps.	30,935,851

Non-Current
Accruals for other expenses	Ps.	—	Ps.	246,231

	Ps.	—	Ps.	246,231

h) Short-term and long-term debt
	As of June 30,
	2008		2007
Short-term debt:
Loans (i)	Ps.	171,138,334	Ps.	114,005,729
Collateralized Loans (ii)		24,461,875		—
Accrued interest on Convertible Notes (iii)		—		88,608
Convertible Notes expenses		—		(12,742)
Convertible Notes (iii)		—		8,668,139

	Ps.	195,600,209	Ps.	122,749,734

Long-term debt:
Collateralized loans (ii)	Ps.	—	Ps.	24,744,000

	Ps.	—	Ps.	24,744,000

(i)	As of June 30, 2008 the balance primarily relates to several short-term loans granted by several domestic financial institutions and overdrafts. These loans accrue interest at annual fixed interest rates ranging from 6.25% to 20.0%. As of June 30, 2007 the balance primarily relates to several short-term loans granted by several domestic financial institutions and overdrafts. These loans accrue interest at annual fixed interest rates ranging from 5.60% to 9.60%.
(ii)	As of June 30, 2008 and 2007 the balance relates to a collateralized loan with Credit Suisse. See Note 15. This loan accrued interest at variable rate per annum equal to the LIBOR plus 375 basic points. This loan was settled in October 24, 2008. This loan required the Company to comply with certain customary covenants. The Company complied with those covenants as of the date indicated.
(iii)	See Note 9 for details.

i)	Salaries and social security payable

	As of June 30,
	2008		2007
Provision for vacation and bonuses	Ps.	5,187,704	Ps.	3,775,108
Social security payable		892,383		121,341
Salaries payable		318,410		277
Others		10,792		322,394

	Ps.	6,409,289	Ps.	4,219,120

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts: (continued)

j)	Taxes payable

	As of June 30,
	2008		2007
Current
Income tax payable, net	Ps.	290,125	Ps.	—
Gross sales tax payable		293,211		193,103
Income tax withholdings		663,912		518,641
Property tax payable		46,251		230,361
MPIT payable, net		8,993,932		5,503,470
Gross sales tax withholdings		1,877		937
VAT withholdings		—		20,270
Others		34,890		232,262

	Ps.	10,324,198	Ps.	6,699,044

Non-Current
Deferred income tax (Note 11)	Ps.	41,817,828	Ps.	51,312,237

	Ps.	41,817,828	Ps.	51,312,237

k)	Other liabilities

	As of June 30,
	2008		2007
Current
Management fee payable (Note 8)	Ps.	—	Ps.	2,817,997
Related parties (Note 8)		419,796		215,796
Others		54,164		54,164

	Ps.	473,960	Ps.	3,087,957

Non-Current
Others	Ps.	293,386	Ps.	347,549

	Ps.	293,386	Ps.	347,549

l)	Financial results, net

	As of June 30,
	2008		2007		2006
Generated by assets:
Exchange (loss) gain	Ps.	(32,490,358)	Ps.	(1,151,529)	Ps.	11,510,779
Interest income		4,439,794		1,833,687		490,288
Allowance for doubtful accounts		(8,661)		—		(43,616)
Tax on bank account operations		(4,518,381)		(1,901,855)		(2,177,198)
Gain from sale of IRSA Convertible Notes		—		—		14,872,000
Interest income on IRSA Convertible Notes		(387,392)		2,959,795		7,123,844
Holding gain and result of transactions on securities investment		2,745,524		1,074,212		—
Others		33,614		68,666		2,083,587

	Ps.	(30,185,860)	Ps.	2,882,976	Ps.	33,859,684

Generated by liabilities:
Interest expense on Convertible Notes	Ps.	(88,383)	Ps.	(2,716,240)	Ps.	(8,330,855)
CER index on liabilities		—		1,551		(22,776)
Interest loss		(23,327,905)		(9,834,569)		(1,978,392)
Exchange gain (loss)		1,996,793		204,448		(9,302,801)
Others		(662,226)		(996,160)		(1,850,902)

	Ps.	(22,081,721)	Ps.	(13,340,970)	Ps.	(21,485,726)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a)	Common stock

As of June 30, 2008, the Company had 501,531,865 outstanding shares of common stock, having a par value of Ps.1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued		Par value		Paid-in-capital
Balances as of June 30, 2005	Ps.	162,784,579	Ps.	162,784,579	Ps.	78,175,196
Exercise of warrants	Ps.	28,668,581	Ps.	28,668,581	Ps.	24,918,614
Conversion of Convertible Notes into common shares		29,151,389		29,151,389		15,957,556
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(12,134,376)

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	220,604,549	Ps.	106,916,990

Exercise of warrants	Ps.	44,619,656	Ps.	44,619,656	Ps.	39,555,902
Conversion of Convertible Notes into common shares		44,352,015		44,352,015		25,307,891
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(6,857,758)

Balances as of June 30, 2007	Ps.	309,576,220	Ps.	309,576,220	Ps.	164,923,025

Exercise of old-warrants	Ps.	5,855,178	Ps.	5,855,178	Ps.	5,306,325
Exercise of warrants		757,093		757,093		3,229,112
Conversion of Convertible Notes into common shares		5,343,374		5,343,374		3,175,417
Capital Increase (i)		180,000,000		180,000,000		711,052,360
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(8,498,388)

Balances as of June 30, 2008	Ps.	501,531,865	Ps.	501,531,865	Ps.	879,187,851

(i)	In March 2008, the Company issued 180 million shares of common stock with a face value of Ps.1 each entitled to one vote per share. The Company raised net proceeds of US$881.1 million, both in the local and international markets, through the issuance equivalent to US$1.60 or Ps. 5.0528 per share.

Additionally, for each subscribed share, each shareholder received at no additional cost a warrant entitling the holder to purchase 0.33333333 new shares at a price of US$1.68 per each share to be acquired. Thus, the Company issued 180 million warrants entitling the holder to purchase a total of 60 million additional shares. Warrants mature May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November of any year through 2015. Warrants are listed on the Buenos Aires Stock Exchange under the symbol “CREW2”and on the Nasdaq under the symbol “CRESW”.

Proceeds from the issuance, net of issuance expenses, amount to Ps.881.1 million, while the tax effect of issuance expenses amounted to Ps.9.9 million. Proceeds were allocated to shares and warrants issued based on the fair market value estimated upon subscription. The portion of the proceeds allocated to warrants amounting to Ps.115.2 million was recorded as additional paid-in capital. As of June 30, 2008, 2,271,290 warrants were exercised; consequently, 757,093 shares of common stock were issued for Ps.4.0 million.

b)	Inflation adjustment of common stock

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity (continued)

b)	Inflation adjustment of common stock (continued)

Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

c)	Paid-in capital

The Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity. During the year ended June 30, 2006 as a result of the dilutive effect of old-warrants and conversion rights exercised by other shareholders, the Company recorded a loss of Ps.12.1 million as paid in capital.

During the year ended June 30, 2007 as a result of the dilutive effect of old-warrants and conversion rights exercised by other shareholders, the Company recorded a loss of Ps.8.5 million, as paid in capital. Additionally, due to the dilution in Cactus’s interest from issuance of shares to a new shareholder, the Company recorded a gain of Ps.1.7 million, as paid-in capital.

During the year ended June 30, 2008, as a result of the dilutive effect of warrants and conversion rights of IRSA exercised by other shareholders, the Company recorded a loss of Ps.8.5 million as paid-in capital.

The portion of the proceeds allocated to Warrants amounting to Ps.115.2 million was recorded as additional paid-in capital.

d)	Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses. The Company can only appropriate and pay, direct or indirectly, either cash nor in kind dividends up to the amount of US$5.0 million, in accordance with Credit Suisse agreement.

e)	Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, the accumulated retained earnings balance of the period before computation of the net income/loss of the period and after computation of equity transactions (i.e. payment of dividends) must be allocated to a special reserve labeled as “Reserve for new developments”. This allocation has no impact on the total shareholders equity of the Company.

6.	Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to commodity risks and foreign-exchange risks. These financial instruments consist mainly of crop future contracts, put and call option contracts, and foreign currency future contracts. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.s), derivative financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Derivative financial instruments (continued)

As of June 30, 2008 and 2007, the Company had open commodity crop future contracts amounting to US$9.3 million and US$12.1 million, respectively. At June 30, 2008 and 2007, these contracts covered a notional amount of 41,700 and 62,245 tons, respectively, of various crops, including soybean, wheat, sunflower and corn. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2008 and 2007, the Company opened call and put options that strike at weighted average prices per ton of US$173.5 and US$208.6 covering notional amounts of 7,620 tons of corn and 202,514 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2008 mature at various dates through May 2009. The Company recognized a loss from commodity-crop-based contract activity of Ps.(14.5) million, Ps. (3.1) million and Ps.(0.3) million for the years ended June 30, 2008, 2007 and 2006, respectively.

The Company recorded gains and losses associated with these commodity–based contracts in “Unrealized gain (loss) on inventories - Crops, raw material and MAT” in the income statement.

During fiscal year 2008, the Company had future contracts outstanding to purchase US$87.3 million and to sell US$59.5 million at an average price of Ps.3.08 per US$ maturing through July 2008. During fiscal year 2007, the Company had future contracts outstanding to purchase US$4.0 million and to sell US$10.5 million at an average price of Ps.3.15 per US$ maturing through May 2007. As of June 30, 2007 the Company had no future contracts outstanding. The Company recognized a loss of Ps.0.48 million and a gain of Ps.0.8 million during the year ended June 30, 2008 and June 30, 2007 respectively, in connection with these contracts.

The Company recorded gains and losses associated with these foreign exchange contracts in “Financial Results, net” in the income statement.

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

7.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2008 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	485,644,707	Ps.	485,644,707
Trade accounts receivables, net		35,792,871		—		—		—		—		—		35,792,871
Other receivables		14,820,291		16,185,942		1,937,508		5,650,641		7,048,582		51,112,555		96,755,519

	Ps.	50,613,162	Ps.	16,185,942	Ps.	1,937,508	Ps.	5,650,641	Ps.	7,048,582	Ps.	536,757,262	Ps.	618,193,097

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Liabilities
Trade accounts payable	Ps.	49,315,406	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	224,122	Ps.	49,539,528
Short-term and long-term debt		23,411,789		24,461,875		—		—		—		147,726,545		195,600,209
Salaries and social security payable		5,476,040		852,192		81,057		—		—		—		6,409,289
Taxes payable		1,330,266		8,993,932		—		—		—		41,817,828		52,142,026
Other liabilities		339,764		—		—		—		—		427,582		767,346
Provisions		—		—		—		—		—		1,803,330		1,803,330

	Ps.	79,873,265	Ps.	34,307,999	Ps.	81,057	Ps.	—	Ps.	—	Ps.	191,999,407	Ps.	306,261,728

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Additional information on assets and liabilities (continued)

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	10,746,000	Ps.	—	Ps.	473,927,681	Ps.	—	Ps.	618,766	Ps.	352,260	Ps.	485,644,707
Trade accounts receivable, net		—		—		—		—		35,792,871		—		35,792,871
Other receivables		5,998,405		7,048,582		33,138,241		—		16,254,063		34,316,228		96,755,519

	Ps.	16,744,405	Ps.	7,048,582	Ps.	507,065,922	Ps.	—	Ps.	52,665,700	Ps.	34,668,488	Ps.	618,193,097

Liabilities
Trade accounts payable	Ps.	4,698,370	Ps.	—	Ps.	—	Ps.	—	Ps.	44,841,158	Ps.	—	Ps.	49,539,528
Short-term and long-term debt		194,687,880		—		—		—		912,329		—		195,600,209
Salaries and social security payable		—		—		—		—		6,409,289		—		6,409,289
Taxes payable		—		—		—		—		10,324,198		41,817,828		52,142,026
Other liabilities		—		—		—		—		473,960		293,386		767,346
Provisions		—		—		—		—		—		1,803,330		1,803,330

	Ps.	199,386,250	Ps.	—	Ps.	—	Ps.	—	Ps.	62,960,934	Ps.	43,914,544	Ps.	306,261,728

8.	Balances and transactions with related parties

The balances with related parties as of June 30, 2008 and 2007 is as follows:

Related Parties	Trade accounts receivable, net Current				Other receivables								Trade accounts payable Current				Other liabilities Current
					Current				Non-Current
	2008		2007		2008		2007		2008		2007		2008		2007		2008		2007
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	178,341	Ps.	3,374,758	Ps.	1,075,643	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		—		—		106,903		—		41,117		85,405		124,752		—		—
Cactus Argentina S.A.		1,206,691		1,069,777		3,391,603		4,266,771		—		4,100		88,134		669,346		—		—
Agro-Uranga S.A.		—		—		56,410		511,221		—		—		—		—		—		—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas		—		—		305,949		30,537		—		—		—		—		—		—
Advances to employees		—		—		237,749		225,994				—		—		—				—
Directors		—		—		991		735		—		—		—		—		285,600		81,600
Comercializadora de los Altos S.A. (Ex-Alto City.Com S.A.)		933		933		—		—		—		—		—		—		—		—
Inversora Bolivar S.A.		—		—		—		—		—		—		185,256		40,508		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		893,152		328,551		—		—
Fundación IRSA		—		—		—		—		—		—		1,073,000		1,800,000		—		—
Consultores Asset Management S.A.		—		—		1,280,709		—		—		—		—		—		—		2,817,997
FYO minority shareholders		—		—						—		—		—		—		134,196		134,196
Shopping Alto Palermo S.A.		—		—		—		—		—		—		2,681		—		—		—
Inversiones Financieras del Sur S.A		—		—		160,177		—		—		—		—		—		—		—
CYRSA S.A.		—		—		—		—		—		—		39,948		—

Total	Ps.	1,207,624	Ps.	1,070,710	Ps.	5,433,588	Ps.	5,142,161	Ps.	—	Ps.	223,558	Ps.	5,742,334	Ps.	4,038,800	Ps.	419,796	Ps.	3,033,793

The transactions with related parties as of June 30, 2008, 2007 and 2006 is as follows:

	Fees for shared services and expenses						Income for shared services and expenses						Fees
Related Parties	2008		2007		2006		2008		2007		2006		2008		2007		2006
Alto Palermo S.A.	Ps.	(4,924,283)	Ps.	(3,276,365)	Ps.	(1,782,707)	Ps.	1,870,339	Ps.	1,096,466	Ps.	497,716	Ps.	—	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		(4,683,853)		(863,329)		(407,388)		947,229		318,063		182,948		—		—		—
Tarjeta Shopping S.A.		—		—		—		112,752		32,009		3,104		—		—		—
Alto City.Com S.A.		—		—		—		—		5,713		—		—		—		—
Inversora Bolivar S.A.		—		—		—		—		—		—		—		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		—		—		—
Fundación IRSA		—		—		—		—		—		—		—		—		—
Consultores Asset Management S.A.		—		—		—		14,751		46,281		—		(2,170,983)		(5,484,697)		(3,836,470)
CYRSA S.A.		—		—		—		5,047		—		—		—		—		—

Total	Ps.	(9,608,136)	Ps.	(4,139,694)	Ps.	(2,190,095)	Ps.	2,950,118	Ps.	1,498,532	Ps.	683,768	Ps.	(2,170,983)	Ps.	(5,484,697)	Ps.	(3,836,470)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Balances and transactions with related parties (continued)

	Rent Expenses						Donations						Legal services
Related Parties	2008		2007		2006		2008		2007		2006		2008		2007		2006
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		—		—		—		—		—				—		—
Tarjeta Shopping S.A.		—		—		—		—		—		—				—		—
Inversora Bolivar S.A.		(212,311)		(229,455)		(115,198)		—		—		—				—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		(656,900)		(353,614)		(248,668)
Fundación IRSA		—		—		—		—		—		(1,600,000)				—		—
Consultores Asset Management S.A.				—		—		—		—		—				—		—

Total	Ps.	(212,311)	Ps.	(229,455)	Ps.	(115,198)	Ps.	—	Ps.	—	Ps.	(1,600,000)	Ps.	(656,900)	Ps.	(353,614)	Ps.	(248,668)

Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAM”) CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps.2.2 million and Ps.5.5 million for the years ended June 30, 2008 and 2007, respectively.

During the years ended June 30, 2006, 2005 and 2004 the Company invested in shares and convertible notes of IRSA. IRSA is a real estate company engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Certain shareholders and/or directors of the Company are also shareholders and/or directors of IRSA.

In order to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2008, 2007 and 2006, IRSA and its subsidiaries provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps.2.8 million, Ps.3.3 million and Ps.0.9 million, respectively. In the same way, the Company provided corporate services to IRSA and its subsidiaries for Ps.2.14 million, Ps.0.7 million and Ps.0.3 million during the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Since November 2001, the Company leased office space under a cancelable operating lease from IRSA and its subsidiaries. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2008, 2007 and 2006 amounted to Ps.0.2 million, Ps.0.2 million and Ps.0.12 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization, the director of which is Eduardo S. Elsztain, a significant shareholder and the Chairman of the Board of Directors of the Company, and Mr. Elsztain’s wife serves as the President of Fundación IRSA. The Company made no donations to Fundación IRSA during fiscal year ended June 30, 2008 and 2007, however during the years ended June 30, 2006 donations amounted to Ps. 1.6 million. In addition, at June 30, 2008 and 2007 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps.1.1 million and Ps.1.8 million, respectively which is included within “trade accounts payable”.

During the years ended June 30, 2008, 2007 and 2006, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps.0.7 million, Ps.0.3 million and Ps.0.2 million, respectively. Certain directors of the Company are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) subscribed US$ 22.6 million of the Company’s Convertible Notes. IFISA is a Uruguayan holding company, which holds approximately 32.5 % of the Company’s common stock at June 30, 2008, and for which a shareholder and director of the Company may be deemed beneficial owner by virtue of his voting power.

At June 30, 2007 certain directors and other shareholders were also holders of Convertible Notes, totaling US$0.04 million. For the year ended June 30, 2008, convertible notes were full converted.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Issuance of Convertible Notes

In October 2002, the Company issued US$50.0 million of 8% convertible notes due 2007 (the “Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “old-warrants”). The issuance of Convertible Notes was approved by the shareholders on March 8, 2002 and by the CNV and the Buenos Aires Stock Exchange on October 1, 2002. The Convertible Notes are convertible, at anytime, at the option of the holder, into a fixed number of common shares at an original conversion price of US$0.5078, which can only be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$0.6093 per share. The exercise price of the old-warrants is also adjusted as a result of anti-dilution provisions. No proceeds were allocated to the conversion feature and old-warrants. Proceeds from the issuance of the Convertible Notes were partially used to purchase IRSA Convertible Notes (See Note 4.b) (iii)).

From 2003 through November 14, 2007, an amount of 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock increasing the Company’s shareholders’ equity of Ps.152.1 million.

During this period, an amount of 49,867,018 old-warrants were exercised and consequently, 98,202,054 shares of common stock were issued for Ps.182.9 million. The Convertible Notes matured November 14, 2007. As of date, 89,126 Convertible Notes were pending conversion and were settled in cash. An amount of 132,982 warrants expired unexercised.

10.	Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) (CODM) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

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

For the years ended June 30, 2008, 2007 and 2006, the Company’s principal operations were located in Argentina, the country of domicile. As discussed in Note 2.g), in March 2006, the Company formed BrasilAgro to replicate the Company’s business in Brazil. As of June 30, 2008, BrasilAgro has acquired its first seven properties, which represent 145,327 hectares. Gains or losses on this equity investee are included in the Non Operating Segment.

The Company conducts business in five business segments, organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products:

•	The Crops Segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers.

•	The Beef Cattle Segment consists of the raising and fattening of beef cattle from the Company’s own cattle stock and the purchase and fattening of beef cattle for sale to meat processors.

•	The Milk Segment consists of the production of milk for sale to dairy companies.

•	The Feed lot Segment includes the cattle feeding operation. See below for changes in presentation.

•	Others Segment consists of services and leasing of the Company’s farms to third parties and brokerage activities.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information (continued)

Through December 31, 2006, the Feed Lot Segment included the proportionate share of the cattle feedlot operations through its joint venture in Cactus. The performance of the Feed Lot Segment was evaluated based on gross profit less selling expenses plus unrealized gains or losses on inventories. As from January 1, 2007, the Company’s equity interest in Cactus decreased to 24% and was deconsolidated. Thus, gains or losses from feed lot operations are shown as gains or losses from equity investees. The CODM still evaluates the results from feed lot operations separately from the other gains or losses from equity investees included in the Non-Operating Segment. However the performance is now measured as for the other equity investees of the Company by the gain or loss from the equity investee.

The Non-Operating Segment includes gains or losses from equity investees (excluding gain or loss from Cactus) and depreciation for corporate assets.

The Company evaluates the performance of its business segments based on gross profit less selling expenses plus unrealized gains or losses on inventories. The column titled “Total” represents the addition of the segment gains or losses from the Crops, Beef Cattle, Milk and Others Segments plus the gain or loss from the equity investee in Cactus. Excluded from the total are the gains or losses from the other equity investees of the Company included in the Non-Operating Segment. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. See Note 20.II.d), for a discussion of significant customers.

Financial information for each segment follows:

Year ended June 30, 2008:

Income statement data	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating (i)		Total
Production income	Ps.	117,473,605	Ps.	23,926,925	Ps.	18,420,338	Ps.	—	Ps.	—	Ps.	—	Ps.	159,820,868
Cost of production		(82,150,711)		(19,316,000)		(14,283,089)		—		—		—		(115,749,800)
Sales.		86,870,493		32,431,928		17,492,552		—		25,785,987		—		162,580,960
Cost of sales		(75,948,518)		(30,038,217)		(17,629,859)		—		(17,379,224)		—		(140,995,818)
Unrealized (loss) / gain on inventories		(10,877,719)		6,721,830		1,813,324		—		—				(2,342,565)
Selling expenses		(11,241,239)		(1,378,986)		(163,275)		—		(1,713,623)				(14,497,123)
Gain on equity investees		—		—		—		(473,934)		—		38,891,141		(473,934)
Segment gain		24,125,911		12,347,480		5,649,991		(473,934)		6,693,140				48,342,588
Operating Margin (ii)		11.8%		21.9%		15.7%				26.0%				15.0%
Depreciation		(3,421,031)		(1,268,270)		(164,885)		—		(1,002,205)		(617,456)		(6,473,847)
Balance Sheet Data
Assets (iii)	Ps.	299,705,535	Ps.	173,433,405	Ps.	37,320,801	Ps.	10,995,209	Ps.	5,633,894	Ps.	1,542,671,345	Ps.	2,069,760,189

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.925.6 million related to equity interests in IRSA, BrasilAgro, Cactus and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information (continued)

Year ended June 30, 2007:

Income statement data	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating (i)		Total
Production income	Ps.	72,426,012	Ps.	19,462,410	Ps.	10,911,397	Ps.	—	Ps.	—	Ps.	—	Ps.	102,799,819
Cost of production		(51,538,292)		(15,050,438)		(8,476,391)		—		—		—		(75,065,121)
Sales.		53,401,376		31,966,582		9,730,929		3,102,229		12,116,372		—		110,317,488
Cost of sales		(47,350,203)		(30,272,710)		(9,730,929)		(2,784,315)		(6,737,019)		—		(96,875,176)
Unrealized (loss) / gain on inventories		(3,926,654)		4,195,377		845,483		62,083		—		—		1,176,289
Selling expenses		(7,779,324)		(1,155,190)		(78,466)		—		(958,911)		—		(9,971,891)
Gain on equity investees		—		—		—		—		—		40,198,825		—
Segment gain		15,232,915		9,146,031		3,202,023		379,997		4,420,442		—		32,381,408
Operating Margin (ii)		12.1%		17.8%		15.5%		12.2%		36.5%				15.2%
Depreciation		(2,032,714)		(1,324,148)		(431,035)		—		(164,730)		(506,440)		(4,459,067)
Balance Sheet Data
Assets (iii)	Ps.	207,607,195	Ps.	165,295,847	Ps.	28,954,741	Ps.	11,166,028	Ps.	1,736,875	Ps.	657,119,730	Ps.	1,071,880,416

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.436.6 million related to equity interests in IRSA, BrasilAgro, Cactus and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

Year ended June 30, 2006:

Income statement data	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating (i)		Total
Production income	Ps.	37,005,907	Ps.	20,452,655	Ps.	7,892,462	Ps.	—	Ps.	—	Ps.	—	Ps.	65,351,024
Cost of production		(34,635,590)		(18,780,372)		(5,845,360)		—		—		—		(59,261,322)
Sales.		61,659,566		33,713,479		7,892,462		2,721,377		6,353,777		—		112,340,661
Cost of sales		(52,948,920)		(32,993,523)		(7,892,462)		(2,318,102)		(3,257,448)		—		(99,410,455)
Unrealized (loss) / gain on inventories		1,054,094		2,979,122		(144,941)		13,530		—		—		3,901,805
Selling expenses		(8,657,797)		(1,026,535)		(51,782)		(53,852)		(361,486)		—		(10,151,452)
Gain on equity investees		—		—		—		—		—		22,140,997		—
Segment gain		3,477,260		4,344,826		1,850,379		362,953		2,734,843		—		12,770,261
Operating Margin (ii)		3.5%		8,0%		11.7%		13.3%		43.0%				7.2%
Depreciation		(2,071,635)		(1,385,720)		(540,989)		(304,637)		(78,714)		(730,392)		(5,112,088)
Balance Sheet Data
Assets (iii)	Ps.	133,840,099	Ps.	147,615,752	Ps.	20,382,880	Ps.	3,641,461	Ps.	3,903,962	Ps.	561,271,730	Ps.	870,655,884

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.391.5 million related to equity interests in IRSA, BrasilAgro and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

11.	Income tax

As described in Note 3.m) the Company accounts for income tax using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Income tax (continued)

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consists of the following:

	2008		2007		2006
Current income tax expense	Ps.	464,406	Ps.	537,680	Ps.	2,025,251
Deferred income tax expense		(180,333)		7,837,415		3,406,580

Income tax expense	Ps.	284,073	Ps.	8,375,095	Ps.	5,431,831

As mentioned in Note 2.a) the Company has elected not to recognize the deferred tax liability associated with the inflation adjustment on fixed assets and other non-monetary assets, amounting to Ps.15.4 million as of June 30, 2008.This deferred tax liability, if recorded, would reverse as follows:

Reversal period	Total
1 year	249,892
2 years	103,296
3 years	101,631
More than 3 years	1,557,742
No specific period	13,416,642

Total	15,429,203

Income tax expense for the years ended June 30, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2008		2007		2006
Income tax expense at statutory tax rate on pretax income	Ps.	8,224,496	Ps.	20,305,028		Ps. 13,446,311
Donations		16,212		5,428		415,208
Inflation adjustment		667,911		1,455,265		1,477,786
Gain on equity investees		(13,446,022)		(14,069,588)		(7,749,349)
Loss on the sale of shares		660,663		—		—
Personal asset tax		1,602,717		850,085		622,933
Others		2,558,096		(171,123)		(2,781,058)

Income tax expense (*)	Ps.	284,073	Ps.	8,375,095	Ps.	5,431,831

(*)	As of June 30, 2008, includes Ps. 9,935,499 related to the tax effect on expenses incurred for issuing the Company’s warrants and shares mentioned in note 5.a) that has been disclosed as “Paid-in capital” in the statement of changes in shareholders’ equity.

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

	2008		2007
Foreign currency	Ps.	8,058,199	Ps.	372,955
Tax loss carryforwards		14,795,683		3,395,688
Provisions and others		1,765,471		571,710

Net deferred tax assets	Ps.	24,619,353	Ps.	4,340,353

	2008		2007
Other receivables	Ps.	—	Ps.	(335,936)
Property and equipment		(43,796,465)		(36,037,650)
Inventories		(21,033,247)		(18,602,711)
Other		(309,753)		—

Net deferred tax liability	Ps.	(65,139,465)	Ps.	(54,976,297)

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

As of June 30, 2008 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps.42.2 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2010 to 2013.

Minimum presumed income tax credits booked by the Company, which were pending use as of the year-end, amount to Ps.20.1 million and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2000	6,664	2010
2001	7,189	2011
2002	9,107	2012
2003	3,164	2013
2004	11,371	2014
2005	81,247	2015
2006	2,023,365	2016
2007	5,458,481	2017
2008	12,556,204	2018

12.	Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	22,948,038	Ps.	49,362,269	Ps.	32,883,276
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		—		2,718,240		8,276,255
Foreign currency exchange loss on Convertible Notes		—		158,117		7,412,011
Income tax effects		—		(938,914)		(5,121,040)
Management fee		—		(193,744)		(1,056,723)

Net income available to common shareholders plus assumed conversions	Ps.	22,948,038	Ps.	51,105,968	Ps.	42,393,779

Denominator:
Weighted-average number of shares outstanding		368,466,065		247,149,373		170,681,455
Plus: incremental shares of assumed conversions:
Warrants		16,834,050		—		—
Old-warrants (i)		—		35,501,861		78,126,966
Convertible Notes (i)		—		38,563,158		72,405,971

Adjusted weighted-average number of shares	Ps.	385,300,115	Ps.	321,214,392	Ps.	321,214,392

(i)	Convertible Notes and Old-warrants are no longer outstanding at June 30, 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12.	Earnings per share (continued)

	Year ended June 30,
	2008		2007		2006
Basic and diluted EPS:
Basic net income per common share	Ps.	0.062	Ps.	0.20	Ps.	0.19
Diluted net income per common share		0.059		0.16		0.13

13.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2008		2007		2006
Cash and banks	Ps.	47,795,227	Ps.	46,930,644	Ps.	25,997,361
Current investments		485,292,447		39,841,438		6,223,788
Effect of Cactus desconsolidation		—		939,275		—

Total cash and banks and current investments as per balance sheet		533,087,674		87,711,357		32,221,149
Less: Items not considered cash and cash equivalents
- Government bonds and notes		(93,116)		(121,529)		(3,123,140)
- Mortgage bonds		(622,960)		(1,027,284)		(1,334,180)
- Interest of IRSA Convertible Notes		—		(379,408)		(386,779)
- IRSA Non-Convertible Notes		(11,285,167)		—		—

Cash and cash equivalents as shown in the statement of cash flows	Ps.	521,086,431	Ps.	86,183,136	Ps.	27,377,050

14.	“Exagrind S.A. – “San Rafael” farm against Tali Sumaj and other damages and losses”

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

15.	Restricted assets

As of June 30, 2008, the amount of 1,834,860 ADR’s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 4. h) (ii) to these financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Restricted assets (continued)

The “San Pedro” establishment was included in fixed assets as of June 30, 2008. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

In agreement with Note 14 to the consolidated financial statements, on June 4, 2007 a prejudgement attachment was seized on the “Tali Sumaj” land owned by the Company in substitution for a more burdensome measure that had been previously ordered.

16.	Compensation plan for executive management

The Company has a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.15 million and Ps.0.12 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

17.	Granted Guarantees

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2008, the value of transacted merchandise for which guarantees were granted amounted to Ps. 14.1 million. As of the date of these financial statements, there were no non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of these financial statements, the value of transacted merchandise for which guarantees were granted amounted to Ps. 3.6 million.

18.	Securities loan

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps.96.0 million. Due to such sale, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008, by which it was granted 790,631 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of PS.1 per share, of IRSA, which are free of any encumbrance and are freely available for Agrology

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Securities loan (continued)

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the company will grant a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

19.	Subsequent events

a)	Treasury stock

On August 26, 2008, the Company’s board of directors decided to acquire proprietary shares under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps.30.0 million or 10,000,000 shares of common stock.

As of December 17, 2008, the Company acquired a total of 21,026,719 shares of common stock for the total amount of US$14.1 million.

b)	Agropecuaria Cervera – Memorandum of understanding to renegotiate the concession agreement

On July 2, 2008, ACER entered into a Memorandum of Understanding (MOU) of the concession agreement for the northern and southern areas of the real estate property of Salta Forestal S.A. pursuant to which certain concession terms were renegotiated. The MOU changed the payment terms of the concession fee from a fixed amount to a variable amount starting in 2009.

The original concession area comprised 162,000 hectares of which 30,000 hectares were originally considered as unusable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

c)	Purchase and sale of farms

On July 24, 2008, the Company completed the sale of the 1,829 hectares of the “El Recreo” farm, located in the Province of Catamarca. The transaction was closed at US$0.36 million, which were paid as follows: US$0.12 million at the time of the sales deed and the balance of US$0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million, of which US$1.1 million was paid. The remainder will be paid off as follows: US$3.8 million on the day the agreement is notarized; US$ 4.0 million on the first anniversary of the agreement; and US$2.5 million on the second anniversary of the agreement. The financing does not accrue stated interest.

On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.9 million out of which US$0.9 million was paid. The remainder will be paid off as follows: US$2.9 million on the day the agreement is notarized; US$3.1 million fixed on the first anniversary of the agreement; and US$1.9 million on the second anniversary of the agreement. The financing does not accrue stated interest.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Subsequent events (continued)

c)	Purchase and sale of farms (continued)

On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid. The remainder will be paid off as follows: US$2.3 million on the day the agreement is notarized; US$3.0 million on the first anniversary of the agreement; and US$1.9 million on the second anniversary of the agreement. The financing does not accrue stated interest.

On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to the Company “8 de Julio” farm. The transaction was agreed for a price of US$0.7 million, which have been fully paid.

On October 7, 2008, the Company executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$0.5 million, US$0.3 million of which have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

d)	Formation of Joint Venture in Paraguay

On September 3, 2008, the Company entered into a Joint Venture Agreement (the “Agreement”) with an unrelated party, Carlos Casado S.A. (“Casado”), an Argentine-based corporation owner of large land extensions in Paraguay. The Agreement called for a formation of a 50-50 corporate joint venture. In a series of transactions part of the Agreement, the Company acquired from Casado an aggregate 20,965 hectares in Paraguay for total consideration of US$ 5.3 million, and subsequently contributed the land to the joint venture. Casado also contributed land to the joint venture and granted a call option for the purchase of up to 100,000 hectares of rural land. The joint venture was formed for the purpose of conducting agricultural, livestock, forestry and other activities in Paraguay. Furthermore, the Company and the joint venture entered into a 10-year (automatically renewable for additional like terms) Advisory Agreement pursuant to which the Company performs agricultural advisory services to the venture.

e)	Acquisition of IRSA shares and consolidation of financial statements

From July 1, 2008 to December 17, 2008 we acquired 68,712,005 additional shares of IRSA on the open market for US$ 47,4 million. Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounts to 54.01%. Therefore, the Company consolidates IRSA as from that date.

f)	Settlement of payable to Credit Suisse International

On October 24, 2008, the Company executed an agreement by which it settled the transaction previously agreed upon with Credit Suisse International on May 2, 2006, by means of the full payment of the unpaid balance under the transaction framework for a principal of US$8.0 million. At the same time, the Company received from Credit Suisse International the amount of 1,834,860 GDR’s from IRSA, which constituted the security for the previously mentioned transaction. Thus, the obligations from both parties were reciprocally settled, as well as the rights and obligations resulting from such commercial relationship.

g)	Meeting of Shareholders

The General and Extraordinary Shareholders’ Meeting held on October 31, 2008 approved the following:

•	Letters to the Shareholders and financial statements ended June 30, 2008.

•	Appropriating 5% on income for the year ended June 20, 3008 to the legal reserve.

•	Distributing cash dividends for Ps. 20,000,000 made available to shareholders as from November 10, 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Subsequent events (continued)

g)	Meeting of Shareholders (continued)

•

That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices.

•

That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,008,607 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision.

•

Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

h)	Financial and capital market situation

During the recent months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market rates showed a significant decline worldwide together with an evident economic slowdown. Although the majority of the countries took immediate action on the matter, the future prospects of the international markets is uncertain, as well as its direct effects on the market value of major financial assets, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates and decreases in commodity prices. As of the date of these financial statements, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions as necessary.

In addition, the Company and its subsidiaries have experienced declines in their respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic state of the economy and is not related to the operating performance of the Company. Even though commodity prices have declined significantly, the Company’s operating performance has not been significantly affected by the current credit crisis as of the date of these financial statements. Also, the Company’s market value of their farmland properties has not been significantly affected as of the date of these financial statements. The Company notes that the stock prices have declined due to reasons unrelated to the Company’s business fundamentals. As of the date of these financial statements, management believes that these declines are temporary.

Furthermore, the Company had a 42.13% equity interest in IRSA as of June 30, 2008 and carried this investment under the equity method of accounting. In December 17, 2008, the Company increased its equity interest in IRSA to 54.01% therefore the Company consolidates IRSA as from that date. IRSA, in turn, has an equity investment in BHSA, thus, the Company’s indirect investment in BHSA is 4.95% as of June 30, 2008 and 6.35% as of the date of these financial statements. BHSA recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, BHSA recorded losses of Ps. 239.6

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Subsequent events (continued)

h)	Financial and capital market situation (continued)

million and continued experiencing losses for the months of October and November of 2008. Such losses are primarily due to the decline in the market value of the Argentine government bonds BHSA received as compensation and held in its portfolio. In spite of these losses, BHSA remains well-capitalized in regards to regulatory guidelines as of June 30, 2008 and thereafter.

BHSA also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of BHSA.

The Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying the Company’s business. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

In addition, one of the business segments of IRSA has been affected by the current credit crisis. The Consumer Financing segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by shopping centers, hypermarkets and street stores, and financing and lending activities through IRSA’s indirect subsidiary Tarshop. IRSA’s investment in Tarshop is held through IRSA’s investment in Alto Palermo. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. Tarshop evaluated all available evidence and increased the level of the allowance for doubtful accounts which amounts to Ps.66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps.83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop’s generated a net loss of Ps.18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps.57.1 million. Subsequent to year-end, the Company contributed Ps.60 million and increased its interest from 80% to 93.4% as of November 30, 2008. The Company has committed to support Tarshop financially under a credit line up to a maximum amount of Ps.120 million, including Ps.86 million which were already contributed. Alto Palermo has taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.156.8 million and Ps.19.4 million escrow reserves for losses. As of September 30, 2008, Tashop’s credit risk exposure is contractually limited to the subordinated retained interest representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop has recorded an other-than-temporary impairment charge of Ps.12 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008, no additional impairment related to the retained interests in securitized receivables was recorded.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Subsequent events (continued)

h)	Financial and capital market situation (continued)

As further discussed in Note 4.b)ii), the Company has a 14.39% equity investment in Brasilagro as of June 30, 2008 and carried this investment under the equity method of accounting. Brasilagro also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Brasilagro. In addition, the current market value of Brasilagro farmlands properties has not been significantly affected. As indicated above, the evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The Company considered similar factors, as discussed above, including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value, and (5) the major fundamentals underlying the Company’s business. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

i)	Securities Loan

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GDRs representative of 10 shares of common book-entry shares with a face value of Ps.1 per share of IRSA. This agreement was executed under the same conditions as the agreement dated March 12 described in Note 18.

j)	Purchase of IRSA and APSA Notes

As of November 25, 2008, the Company had acquired nominal value 25,210,000 of IRSA’s 8.500% Series No. 1 Notes due 2017, for an average weighted price of US$0.48 per Note, totaling US$12.2 million.

As of the same date, the Company also acquired nominal value 5,000,000 of Alto Palermo S.A. (APSA)’s 7.875% Series No.1 Notes due 2017, for an average weighted price of US$0.42 per Note, totaling US$2.1 million.

20.	Differences between Argentine GAAP and US GAAP

The consolidated financial statements of the Company have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.d) and 3.m), in order to comply with regulations of the CNV, the Company:

i) discontinued inflation accounting as from February 28, 2003, however, such departure did not have a material effect on the Company’s consolidated financial statements.

ii) recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. However, as further discussed in note 2.a), the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods

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

	Year ended June 30,
Reconciliation of net income:	2008		2007		2006
Net income under Argentine GAAP	Ps.	22,948,038	Ps.	49,362,269	Ps.	32,883,276
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 20.I.a))		4,155,767		246,437		(508,866)
Valuation of inventories (Note 20.I.b))		(5,669,360)		315,291		(91,202)
Deferred income tax (Note 20.I.c))		3,274,113		7,042,021		5,100,278
Elimination of gain on acquisition of minority interest (Note 20.I.d))		32,369		32,369		32,369
Available-for-sale securities (Note 20.I.e))		20,522,742		(192,693)		227,349
Accounting for convertible notes (Note 20.I.f))		(253,410)		(7,584,803)		(10,753,817)
Effect of US GAAP adjustments on management fee (Note 20.I.g))		725,938		114,421		599,389
Reversal of gain recognized for assets held for sale (Note 20.I.h))		(885,009)		—		—
Accounting for warrants (Note 20.I.i))		(28,436,594)		—		—

Net income under US GAAP	Ps.	16,414,594	Ps.	49,335,312	Ps.	27,488,776

Earnings per share under US GAAP (Note 20.II.f)):
Basic net income per common share	Ps.	0.04	Ps.	0.20	Ps.	0.16
Diluted net income per common share	Ps.	0.04	Ps.	0.18	Ps.	0.15

	As of June 30,
Reconciliation of shareholders’ equity:	2008		2007
Total shareholders’ equity under Argentine GAAP	Ps.	1,762,338,131	Ps.	824,954,215
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 20.I.a))		(57,864,475)		(45,798,635)
Valuation of inventories (Note 20.I.b))		(41,717,623)		(36,048,263)
Deferred income tax (Note 20.I.c))		1,182,415		(9,274,658)
Elimination of gain on acquisition of minority interest (Note 20.I.d))		(1,073,423)		(1,105,792)
Effect of changes in the classification of securities (Note 20.I.e))		—		169,983,032
Accounting for convertible notes (Note 20.I.f))		—		253,410
Reversal of gain recognized for assets held for sale (Note 20.I.h))		(885,009)		—
Accounting for warrants (Note 20.I.i))		(169,165,936)		—
Effect of US GAAP adjustments on management fee (Note 20.I.g))		22,835,057		22,109,119

Shareholders’ equity under US GAAP	Ps.	1,515,649,137	Ps.	925,072,428

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

	Year ended June 30,
Description of changes in shareholders’ equity under US GAAP:	2008		2007
Shareholders’ equity at the beginning of the year	Ps.	925,072,428	Ps.	614,066,773
Cumulative effect of initial application of SAB 108 on IRSA investment (Note 20.I.a))		—		(1,002,835)
Issuance of common stock – par value		180,000,000		—
Distribution of cash dividends		(8,250,000)		(5,500,000)
Exercise of Old-warrants – par value		5,855,178		44,619,656
Exercise of warrants – par value		757,093		—
Conversion of notes into common shares – par value		5,343,374		44,352,015
Additional paid-in-capital-common shares		722,684,825		64,747,083
Additional paid-in-capital-warrants		1,532,015		116,710
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions		(2,930,097)		(4,249,740)
Accounting for warrants		(142,182,968)		—
Foreign currency translation		16,465,407		8,248,649
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		(169,983,032)		99,268,370
Change in other comprehensive income of equity investees		(21,789,898)		10,945,185
Change in unrealized holding gain on available-for-sale securities		(13,339,782)		125,250
Net income under US GAAP		16,414,594		49,335,312

Shareholders’ equity as of the end of the year	Ps.	1,515,649,137	Ps.	925,072,428

Description of reconciling items:

a)	Effect of US GAAP adjustments on equity investees

This reconciling item represents the aggregate effect of US GAAP adjustments related to the Company’s equity investees. The Company’s equity investees are IRSA, Agro Uranga, Brasilagro and Cactus as of June 30, 2008. The US GAAP adjustments related to the equity investees other than IRSA included herein were not significant for any of the periods presented and were mainly related to the valuation of inventories.

In addition to the adjustments related to the other equity investees, this reconciling item includes the adjustment related to the equity investment in IRSA, representing the net effect of (i) the different accounting treatment between Argentine GAAP and US GAAP given to the change in the method of accounting for the investment in IRSA from fair market value to the equity method of accounting; (ii) the differences in accounting treatment between Argentine GAAP and US GAAP to acquisitions of IRSA’s shares by the Company; (iii) the impact of US GAAP adjustments to the shareholders’ equity and net income of IRSA before application of the equity method for the investment, and (iv) differences in paid-in capital resulting from differences basis in the carrying amount of the investment.

These adjustments are further described below:

(i) On March 31, 2002, under Argentine GAAP, the Company changed the method of accounting for the investment in IRSA from fair market value to the equity method of accounting. This change resulted in the recognition of a negative goodwill under Argentine GAAP. Negative goodwill is being amortized under the straight-line method over a period of 20 years.

Under US GAAP, the financial statements of prior periods were retroactively adjusted as required by APB Opinion N° 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items: (continued)

a)	Effect of US GAAP adjustments on equity investees (continued)

step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares under the purchase method of accounting and allocated the amount paid to the net assets acquired and liabilities assumed at the acquisition date based on fair value. As the fair value of the net assets acquired and liabilities assumed exceeded the cost of the acquisition, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps.196.7 million.

The effect of this adjustment is primarily reflected in lower depreciation expense due to a lower fixed asset basis of IRSA and the reversal of the amortization of negative goodwill recognized under Argentine GAAP.

(ii) In addition, this reconciling item also includes the different accounting treatment of certain acquisitions of IRSA shares by the Company which occurred between the fiscal years 2005 and 2008. Certain acquisitions generated negative goodwill under Argentine GAAP. When negative goodwill existed, the Company reassessed the identification and valuing process of net assets acquired performed. If after reassessment, negative goodwill persisted, all intangible assets identified were subject to reduction. If after all intangible assets were reduced to zero an amount of negative goodwill remained, it was amortized under the straight-line basis over the weighted average useful life of the assets acquired. Under US GAAP, all long-lived assets (including intangible assets) were subject to pro rata reduction. As such, since the basis for long-lived assets differed between Argentine GAAP and US GAAP, depreciation and amortization differences existed.

(iii) Under both Argentine and US GAAP the Company’s investment in IRSA is accounted for under the equity method of accounting. However, certain significant differences exist between Argentine GAAP and US GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under US GAAP differs from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and US GAAP as they relate to IRSA are related to, among others, (a) the impact of US GAAP adjustments on IRSA’s equity investees, (principally IRSA’s investment in Banco Hipotecario S.A.) (b) the reversal of previously recognized impairment losses, (c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring (f) the accounting for convertible notes, (g) securitization accounting, (h) deferred income taxes, (i) minority interest and (j) revenue recognition issues related to scheduled rent increases and brokerage commissions and (k) as of June 30, 2007 the impact of initial application of SAB 108.

(iv) In addition, during fiscal years 2008 and 2007, as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps.8.5 million and Ps.6.9 million, respectively, as paid-in capital within shareholders’ equity. This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and US GAAP in accounting for this transaction. However, during fiscal years 2008 and 2007, under US GAAP the change in interest in IRSA resulted in a loss effect of Ps.2.0 million and Ps.3.5 million, respectively, as a result of the differences between Argentine GAAP and US GAAP in the carrying value of the investment as discussed above.

b)	Valuation of inventories

Under Argentine GAAP, livestock held for sale is recorded at selling prices less costs to sell. Livestock for dairy, breeding and/or developing is recorded at replacement cost as determined by agricultural appraisers.

Under US GAAP, dairy, breeding and developing livestock is recorded at the lower of cost or market, with costs removed from inventory on a first-in/ first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity or is sold. Dairy and breeding herd is depreciated using the straight-line method over the estimated useful life of five years.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items: (continued)

c)	Deferred income tax

Under both Argentine GAAP and US GAAP, the Company records deferred income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

In addition, this US GAAP adjustment includes the effect on deferred income taxes of other reconciling items, as appropriate.

d)	Elimination of gain on acquisition of minority interest

Under Argentine GAAP, the Company recorded, during fiscal year 1999, a gain on the acquisition of the minority interest of Agro Riego (subsequently merged with and into the Company). Under US GAAP, such excess was recorded as a reduction in the values of the underlying non-current assets of Agro Riego and is being amortized over the estimated useful lives of such assets which is approximately 42 years.

e)	Available-for-sale securities

Under Argentine GAAP, investments in IRSA Non-Convertible Notes, mutual funds, mortgage bonds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. As of June 30, 2007, the IRSA’s Convertible Notes were reclassified from held-to-maturity to available-for-sale. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items: (continued)

f)	Accounting for convertible notes

As discussed in Note 9, in October 2002, the Company issued US$50.0 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants associated with the Convertible Notes. Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps.49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps.32.3 million net of income tax). The resulting debt discount was recognized as expense over the term of the Convertible Notes. Upon conversion, warrants was recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Net discount amortization recognized during the years ended June 30, 2006, 2007 and 2008 totaled Ps.11.6 million, Ps.7.6 million and Ps.0.3 million, respectively. These amounts include Ps.12.4 million, Ps.19.5 million and Ps.2.3 million of accelerated amortization recognized as a result of warrant conversions made during those years, respectively. As the Company’s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange losses reversed under US GAAP totaled Ps.(0.9) million, Ps.(0.07) million and Ps.(0.15) million during the years ended June 30, 2006, 2007 and 2008, respectively. The Convertible Notes matured November 14, 2007. As of November 14, 2007, 89,126 Convertible Notes were pending conversion and were settled in cash and 132,982 warrant expired unexercised.

From 2003 through November 14, 2007, an amount of 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock increasing the Company’s shareholders’ equity of Ps.152.1 million. During this period, an amount of 49,867,018 old-warrants were exercised and consequently, 98,202,054 shares of common stock were issued for Ps.182.9 million. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps.0.5 million from additional paid-in capital to additional paid-in capital of warrants.

g)	Effect of US GAAP adjustments on management fee

As discussed in Note 8, the Company entered into a Management Agreement with CAM, pursuant to which CAM provides agricultural advisory services and certain other administration services to the Company.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items: (continued)

g)	Effect of US GAAP adjustments on management fee (continued)

The Company pays CAM an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

h)	Reversal of gain recognized for asset held for sale

Under Argentine GAAP, long-lived assets classified as held for sale are recognized at fair value less costs to sell when (a) there is a market for the transaction and the net realizable value can be determined by reference to market-based transactions for similar assets and (b) the sales price is reasonably assured by contract.

Under US GAAP as per SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), a long-lived asset could be classified as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of its carrying amount or fair value less costs to sell.

As discussed in Note 19.c., the Company completed the sale of 1,829 hectares of El Recreo farm in July 2008. This farm was classified as held for sale under Argentine GAAP and recognized at fair value less costs to sell. Therefore, a gain of Ps.0.9 million was recorded as of June 30, 2008. Under US GAAP, the farm was also classified as an asset held for sale since the conditions for recognition were met. However, as required by FAS 144, the asset was valued at its carrying amount.

i)	Accounting for Warrants

As discussed in Note 5.a), the Company issued 180 million warrants as part of the issuance of common stock. Under Argentine GAAP, proceeds from the issuance were allocated to the shares and warrants issued based on the relative fair market value estimated upon subscription. The fair value of the warrants was calculated using the Black-Scholes method as of the date of issuance. Under Argentine GAAP, the warrants were considered an equity instrument and the portion of the proceeds allocated to the warrants was recorded as additional paid-in capital. The warrant agreement requires that the Company file, and use best efforts to cause to be declared and keep effective, a registration statement covering the issuance of the shares underlying the warrants. However, the warrant agreement fails to specify the remedies, if any, that would be available to warrant holders in the event there is no effective registration statement covering the issuance of shares underlying the warrants. Under US GAAP, the accounting of the warrants as a derivative liability is required under EITF No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” due to the absence in the warrant agreement of provisions addressing the exercise of the warrants in the absence of an effective registration statement. Under EITF No. 00-19, the registration of the common stock underlying the warrants is not within the Company’s control. In addition, under EITF No. 00-19, in the absence of explicit provisions to the contrary in the warrant agreement, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Under the provisions of EITF No. 00-19, a contract designated as a liability must be carried at full fair value on a company’s balance sheet, with any changes in fair value recorded in the

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

Description of reconciling items: (continued)

i)	Accounting for Warrants (continued)

company’s results of operations. Under US GAAP, the proceeds were allocated first to the warrants on a full fair value basis with the residual allocated to common stock. The fair value of the warrants was Ps.115.2 million as of the date of issuance. The US GAAP adjustment to equity represents the reclassification of additional paid-in capital to liability for such amount. The US GAAP adjustment to income represents the change in the fair value of the warrants as of June 30, 2008. Also, an amount of Ps. 1.4 million of warrants were exercised as of June 30, 2008. As such, this amount was reclassified from liabilities to equity.

j)	Accounting for uncertainty in income taxes

On July 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

As of the adoption of FIN 48 at July 1, 2007, the Company did not have any liability for unrecognized tax benefits. Furthermore, the adoption of FIN 48 did not result in any net liability for unrecognized tax benefits.

The Company’s principal taxable jurisdiction is Argentina. At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

The Company has tax years open ranging from 2003 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

II.	Additional disclosure requirements

a)	Statement of income classification differences

Should a US GAAP income statement be presented, certain items shown in some line items of the income statement under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not US GAAP numbers.

(i) Proportionate consolidation of Cactus

As discussed in Note 2.c), the Company accounted for its investment in Cactus under the proportionate consolidation method under Argentine GAAP. Effective January 1, 2007, the Company’s interest in Cactus decreased to 24.0%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

a)	Statement of income classification differences (continued)

Accordingly, the Company deconsolidated Cactus and prospectively applied the equity method of accounting for this investment. Under US GAAP, since the Company did not exercise control over the subsidiary, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 20.II.m).

(ii) Adoption of RT No. 22 “Agricultural Activities”

Effective July 1, 2006, under Argentine GAAP, the Company applied RT No. 22 “Agricultural Activities” which established specific measurement and disclosure standards for the Company’s business. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company. Rather it expanded the Company’s disclosures and changed the format of the Company’s income statement above gross profit. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. Prior to the adoption of RT No. 22, the production income was presented as a reduction in the cost of sales of the Company. Under US GAAP, the production income relating to their transformation and/or development directly affects the cost of these assets and is not shown separately. However, there would be no change in total gross profit.

(iii) Unrealized gains or losses on inventories

Under Argentine GAAP, unrealized gains or losses on inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales.

As a result of these differences in classification, gross profit under US GAAP would have been Ps.57.6 million, Ps.42.1 million and Ps.22.0 million for the years ended June 30, 2008, 2007 and 2006, respectively.

(iv) Operating income

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under US GAAP, such gains would be included as other income. Additionally under Argentine GAAP, the Company reflected management fees shareholders personal assets tax and others and allowance for doubtful accounts as non-operating expenses; under US GAAP, management fees shareholders personal assets tax and others and allowance for doubtful accounts would be included as operating expenses.

Should gains or losses on the sale of farms and management fees shareholders personal assets tax and others and allowance for doubtful accounts be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps.17.3 million, Ps.6.0 million and Ps.(4.6) million for the years ended June 30, 2008, 2007 and 2006, respectively.

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

Proportional consolidation

In addition, until June 30, 2006 under Argentine GAAP the Company consolidated on a pro-rata basis the accounts of Cactus. Under US GAAP consolidation was not appropriate since the Company did not exercise control over the subsidiary.

c)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No.107, “Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and fair value of Financial Instruments” (“SFAS 119”), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 20.II.d), for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information, where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2008 and 2007 are as follows:

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

•

The fair value of IRSA’s Convertible Notes was Ps.207.5 million at June 30, 2007. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion considering that the market will be able to absorb such volume. On November 14, 2007, IRSA Convertible Notes matured.

•

The Company carries available for-sale-securities, consisting of investments in IRSA Non-Convertible Notes, mutual funds, mortgage bonds, and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•

Derivative financial instruments are reported at their fair values on the consolidated balance sheets. The fair values are based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of the Company’s investment in IRSA and BrasilAgro was Ps.1,087 million and Ps.736 million as of June 30, 2008 and 2007, respectively.

•	The fair value of the warrants issued in March 2008 was Ps.142.2 million as of June 30, 2008.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

•

The fair value of the Company’s Convertible Notes was Ps.62.4 million at June 30, 2007. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion considering that the market will be able to absorb such volume. The Convertible Notes matured November 14, 2007.

d)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic and foreign financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2008 and 2007, approximately, Ps.46.3 million and Ps.46.5 million included in the cash balances were held with 30 and 31 institutions, respectively. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies, as further described below. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2008 and 2007 due to the diversity of its customer base. However, as of June 30, 2008 and 2007, ten customers account for more than 61% and 71% of the Company’s consolidated revenues, respectively. Furthermore, as of June 30, 2008 and 2007, only three customers, Cargill, Mastellone S.A. (Mastellone) and Monsanto S.A.I.C. accounts for more than 37% and 44% of the Company’s consolidated revenues, respectively.

Mastellone is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps.17.5 million, Ps.9.7 million and Ps.7.9 million for the years ended June 30, 2008, 2007 and 2006, respectively, representing 11.8%, 8.9% and 7.0% of the

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

d)	Concentration of credit risk (continued)

Company’s consolidated revenues, for those years, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers. The Company negotiated with Mastellone the prices of raw milk on a monthly basis in accordance with domestic supply and demand. The prices of the milk are sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled and obtain from milk also raises or drops based on the content of bacteria and somatic cells.

The Company sell crops production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, it cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

The Company may not be able to maintain or form new relationships with customers or others who provide products and services that are important to Company’s business.

e)	Statement of cash flows

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, at those dates. Note 13 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

As described in Note 3.b), under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under US GAAP. However, as discussed in Note 2.c), under Argentine GAAP, the Company consolidated the accounts of Cactus on a pro rata basis through January 1, 2007. Under US GAAP, proportionate consolidation was not appropriate since the Company did not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Cactus.

Under Argentine GAAP, cash flows from purchasing and selling of current investments were reported as operating activities whereas these transactions would be classified as cash flows from investing activities for US GAAP purposes.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

e)	Statement of cash flows (continued)

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

	Year ended June 30,
	2008		2007		2006
Net cash used in operating activities	Ps.	(74,565,968)	Ps.	(62,359,968)	Ps.	(3,839,611)
Net cash (used in) provided by investing activities		(652,330,059)		5,295,891		(133,000,622)
Net cash provided by financing activities		917,832,807		115,813,757		92,250,539
Effects of exchange rate changes		(1,717,448)		56,406		4,504,258

Net increase (decrease) in cash and cash equivalents	Ps.	189,219,332	Ps.	58,806,086	Ps.	(40,085,436)

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

f)	Earnings per share

As described in Note 3.u), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 12 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants, using the if converted method as applicable. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method, and consequently, the weighted-average number of potential common stock during the years ended June 30, 2006, 2007 and 2008 would have been 100,054,688, 57,899,863 and 3,003,208 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2006, 2007 and 2008, using the treasury-stock method, would have been Ps.0.1566, Ps.0.1670 and Ps. 0.0615, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

f)	Earnings per share (Continued)

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	16,414,594	Ps.	49,335,312	Ps.	27,488,776
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		88,383		10,310,294		19,923,566
Foreign currency exchange gain		136,710		150,866		6,518,517
Income tax effects		(78,782)		(3,414,783)		(8,631,354)
Management fee		(14,631)		(704,638)		(1,781,073)

Net income available to common shareholders plus assumed conversions	Ps.	16,546,274	Ps.	55,677,051	Ps.	43,518,432

	Year ended June 30,
	2008		2007		2006
Denominator:
Weighted-average number of shares outstanding	Ps.	368,466,065	Ps.	247,149,373	Ps.	170,681,455
Plus: incremental shares of assumed conversions:
Convertible Notes		1,650,056		35,586,137		72,405,971

Old-warrants (i)		1,353,152		22,321,932		27,724,412
Warrants (i)		16,970,575		—		—

Adjusted weighted-average number of shares	Ps.	388,439,848	Ps.	305,057,442	Ps.	270,811,838

Basic and diluted EPS:
Basic net income per common share	Ps.	0.04	Ps.	0.20	Ps.	0.16
Diluted net income per common share		0.04		0.18		0.15

(i)	Potential common shares related to these instruments have been calculated using the treasury-stock method as required by US GAAP.

g)	Risks and uncertainties

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

g)	Risks and uncertainties (continued)

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

In addition, the investment in IRSA is subject to risks relating to IRSA’s hotel operations and consumer financing activities. Risks related o hotel operations mainly relate to competition, travel-related patterns and macro-economic conditions in general. Risks related to consumer financing mainly relate to delinquency and uncollectibility rates and changes in financial regulations.

See Note 19.h) for a description of subsequent events related to the IRSA investment related to the recent market crisis.

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

Total rent expense, including rents related to land leases, was Ps.23.1 million, Ps.13.6 million and Ps.9.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.

i)	Equity investments

The investments in Agro-Uranga S.A., IRSA, BrasilAgro and Cactus Argentina S.A. are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the income of these affiliates was Ps.38.4 million and Ps.40.2 million for the years ended June 30, 2008 and 2007, respectively, and its investment in these companies totaled Ps.925.6 million at June 30, 2008 and Ps.436.6 million at June 30, 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

i)	Equity investments (continued)

The Company’s share of undistributed earnings of Agro-Uranga S.A. totaled Ps.12.4. million at June 30, 2008 and Ps.9.1 million at June 30, 2007. The Company’s share of undistributed earnings of IRSA totaled Ps.54.8 million at June 30, 2008 and Ps.107.1 million at June 30, 2007. IRSA, BrasilAgro and Cactus had no undistributed earnings. Summarized financial information under Argentine GAAP of these affiliates is as follows:

Agro-Uranga S.A.	2008		2007
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	32,196	Ps.	21,924
Non-current assets		6,764		6,895

Total assets	Ps.	38,960	Ps.	28,819

Current liabilities	Ps.	13,431	Ps.	9,161
Non-current liabilities		249		354

Total liabilities	Ps.	13,680	Ps.	9,515

Shareholders’ equity	Ps.	25,280	Ps.	19,304

Production	Ps.	19,994	Ps.	14,095
Sales	Ps.	54,270	Ps.	31,826
Gross profit	Ps.	31,932	Ps.	19,981
Net income	Ps.	12,399	Ps.	9,089

IRSA	2008		2007
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	893,842	Ps.	1,175,790
Non-current assets		3,578,130		2,969,109

Total assets	Ps.	4,471,972	Ps.	4,144,899

Current Liabilities	Ps.	742,267	Ps.	652,082
Non-Current Liabilities		1,348,812		1,395,693

Total liabilities	Ps.	2,091,079	Ps.	2,047,775

Minority interest	Ps.	456,715		450,410

Shareholders’ equity	Ps.	1,924,178	Ps.	1,646,714

Revenues	Ps.	1,084,242	Ps.	738,756
Gross profit	Ps.	594,581	Ps.	427,109
Net income	Ps.	54,875	Ps.	107,097

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

i)	Equity investments (continued)

BrasilAgro	2008		2007
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	740,753	Ps.	817,088
Non-current assets		451,560		263,274

Total assets	Ps.	1,192,313	Ps.	1,080,362

Current Liabilities	Ps.	55,086	Ps.	128,350
Non current Liabilities	Ps.	21,801		31,779

Total liabilities	Ps.	76,887	Ps.	160,129

Shareholders’ equity	Ps.	1,115,426	Ps.	920,233
Net income	Ps.	25,978	Ps.	39,055

Cactus Argentina	2008		2007
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	34,197	Ps.	29,029
Non-current assets		40,359		40,463

Total assets	Ps.	74,556	Ps.	69,492

Current Liabilities	Ps.	40,603	Ps.	41,909
Non current Liabilities		2,011		3,150

Total liabilities	Ps.	42,614	Ps.	45,059

Minority interest	Ps.	260	Ps.	161

Shareholders’ equity	Ps.	31,682	Ps.	24,272

Revenues	Ps.	152,468	Ps.	63,813
Gross profit	Ps.	18,092	Ps.	3,890
Net loss	Ps.	(1,975)	Ps.	(1,285)

j)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds, its investments in IRSA Non-Convertible Notes, its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The Company has classified the following investments in marketable securities as available for sale and, as such, the securities are carried at fair value. Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these financial statements, the Company has not determined any unrealized losses to be other than temporary.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

j)	Investments in debt and equity securities (continued)

The cost and estimated fair values of marketable securities available for sale at June 30, 2008, 2007 and 2006 were as follows:

	2008
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds (i)	492,133,918	44	(18,842,758)	473,291,204
Mortgage bonds	619,438	3,522	—	622,960
Government bonds (i)	94,044	—	(928)	93,116
IRSA Non-Convertible Notes (i)	12,683,116	—	(1,397,949)	11,285,167

Total	505,530,516	3,566	(20,241,635)	485,292,447

	2007
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
IRSA Convertible notes	37,495,408	169,983,032	—	207,478,440
Mutual Funds	38,103,287	209,930	—	38,313,217
Mortgage bonds	980,026	47,258	—	1,027,284
Government bonds	94,044	27,485	—	121,529

Total	76,672,765	170,267,705	—	246,940,470

	2006
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	1,189,663	9,728	—	1,199,391
Mortgage bonds	1,294,808	39,372	—	1,334,180
Government bonds	3,082,357	40,783	—	3,123,140

Total	5,566,828	89,883	—	5,656,711

(i)	Unrealized loss position for less than 12 months.

Gross gains of Ps. 3.2 million, Ps. 2.2 million and Ps. nil for the years ended June 30, 2008, 2007 and 2006, respectively, were realized on those sales.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

At June 30, 2008, mutual funds, government bonds and IRSA Non-Convertible Notes have been in a continuous unrealized loss position for less than 12 months. These unrealized losses are not deemed to be other than temporarily impaired. The Company has the ability and intent to hold these securities for reasonable period of time to allow for recovery of value.

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

	Year ended June 30,
	2008		2007		2006
Net income under US GAAP	Ps.	16,414,594	Ps.	49,335,312	Ps.	27,488,776
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		(21,789,898)		10,945,185		4,275,352
Foreign currency translation in the investee of BrasilAgro		16,465,407		8,248,649		(6,650,419)
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		(169,983,032)		99,268,370		70,714,662
Unrealized holding (loss) gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps.7,182,960, Ps. (67,443), and Ps.79,572 for fiscal years 2008, 2007 and 2006, respectively)		(13,339,782)		125,250		(147,777)

Comprehensive income	Ps.	(172,232,711)	Ps.	167,922,766	Ps.	95,680,594

	As of June 30,
	2008		2007		2006
Accumulated other comprehensive income	Ps.	7,066,561	Ps.	195,713,866	Ps.	77,126,412

l)	Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements.

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

l)	Recently issued accounting standards (continued)

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. This FSP will be effective upon issuance of SFAS 157.

Therefore SFAS 157 will be effective for the Company’s year ended June 30, 2009 as it relates to financial assets and liabilities currently recorded or disclosed at fair value and SFAS 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non financial assets and liabilities.

The Company has not finalized the assessment of SFAS 157 as it relates to the financial assets and liabilities currently recorded or disclosed at fair value, although is not expected to materially affect how the Company determines fair value, but it may result in certain additional disclosures.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Therefore SFAS 159 will be effective for the Company’s year ended June 30, 2009. The Company has not yet decided whether or not it would elect to measure any of its current eligible financial assets or liabilities at fair value upon adoption.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations.” SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009. While the Company has not yet finalized the full evaluation of potential impact of this statement, the Company expects the adoption of SFAS 141R to have a material effect on the accounting for future acquisitions of businesses and properties.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 requires that a noncontrolling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the noncontrolling interest. The statement requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 (see below) on December 31, 2008. Therefore SFAS 161 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 161 will have to the disclosures included in the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

l)	Recently issued accounting standards (continued)

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 (“FSP FAS 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of assets considered in a business combination. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Therefore FSP FAS 142-3 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 will require that the initial debt proceeds from the sale of convertible and exchangeable debt instruments be allocated between a liability component and an equity component in a manner that will reflect the effective nonconvertible borrowing rate. The resulting debt discount would be amortized using the effective interest method over the period the debt is expected to be outstanding as additional interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Therefore FSP APB 14-1 will be effective for the Company’s year ended June 30, 2010 and will require retroactive application. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in presenting financial statements in conformity with generally accepted accounting principles in the United States. The Company believes that the adoption of this standard on its effective date will not have a material effect on the consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1(“FSP EITF 03-6-1”), “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 considers unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities. These participating securities shall be included in the computation of earnings per share pursuant to the two-class method under FASB Statement No. 128. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Therefore FSP EITF 03-6-1 will be effective for the Company’s year ended June 30, 2010. All prior-period earnings per share data presented shall be adjusted retrospectively. The Company is currently evaluating the impact FSP EITF 03-6-1 will have on the consolidated financial statements.

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4 (“FSP FAS 133-1”), “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP FAS 133-1 requires disclosures by sellers of credit derivatives; additional disclosures on current status of payment/performance risk of guarantees and clarified the effective date of SFAS 161. FSP FAS 133-1 is effective for reporting periods (annual or interim) ending after November 15, 2008. Therefore FSP FAS 133-1 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 133-1 will have on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

l)	Recently issued accounting standards (continued)

In June 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 07-5,(“EITF 07-5”) “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Therefore, EITF 07-5 will be effective for the Company’s year ended June 30, 2010. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year, presented separately. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument(s). However, in circumstances in which a previously bifurcated embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria in Statement 133 at initial application of this Issue, the carrying amount of the liability for the conversion option (that is, its fair value on the date of adoption) shall be reclassified to shareholders’ equity. Any debt discount that was recognized when the conversion option was initially bifurcated from the convertible debt instrument shall continue to be amortized. Paragraphs 12 and 13 of this Issue shall not result in a transition adjustment at the effective date because that guidance is consistent with guidance previously contained in Issue 01-6, which is nullified by this Issue. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided. The Company is currently evaluating the impact EITF 07-5 will have on the consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue is effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Therefore EITF 07-6 will be effective for the Company’s year ended June 30, 2009.For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause. The Company is currently evaluating the impact EITF 07-6 will have on the consolidated financial statements.

m)	Pro-rata consolidation of Cactus

As discussed in Note 2.c), the Company accounted for its investment in Cactus under the proportionate consolidation method under Argentine GAAP.

Effective January 1, 2007, the Company´s interest in Cactus decreased to 24.0%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements (continued)

m)	Pro-rata consolidation of Cactus (continued)

Accordingly, the Company deconsolidated Cactus and prospectively applied the equity method of accounting for this investment. Under US GAAP, since the Company did not exercise control over the subsidiary, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 20.

Presented below is the consolidated condensed information of the Company at June 30, 2006 considering Cactus as an equity investee (see Note 2.c)):

	2006
	As reported		Elimination of Cactus accounts		Inclusion of Cactus as an equity investee		As adjusted
Current assets	Ps.	94,982,864	Ps.	(2,963,663)	Ps.	—	Ps.	92,019,201
Non-current assets		775,673,020		(2,378,030)		4,431,650		777,726,640

Total assets		870,655,884		(5,341,693)		4,431,650		869,745,841

Current liabilities		101,909,091		(794,493)		—		101,114,598
Non-current liabilities		142,321,331		(115,550)		—		142,205,781

Total liabilities		244,230,422		(910,043)		—		243,320,379
Current Translation Adjustments		(6,650,419)		—				(6,650,419)
Minority interest		559,871		—		—		559,871

Shareholders’ equity	Ps.	632,516,010	Ps.	(4,431,650)	Ps.	4,431,650	Ps.	632,516,010

21.	Other financial statement information

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statements information (continued)

a)	Property and equipment

										Depreciation
													Current year
Principal Account	Value at the beginning of year			Additions and/ or transfers		Deductions and/ or transfers		Value at the end of year		Rate %	Accumulated at the beginning of year		Decrease of the year		Current year			Accumulated at the end of the year		Net carrying value as of June 30, 2008		Net carrying value as of June 30, 2007
Farms	Ps.	165,705,340		Ps.	5,649,417	Ps.	2,193,739	Ps.	169,161,018	—	Ps.	—	Ps.	—	Ps.	—		Ps.	—	Ps.	169,161,018	Ps.	165,705,340
Wire fences		7,039,919			483,578		339,656		7,183,841	3		1,282,469		54,212		223,889			1,452,146		5,731,695		5,757,450
Watering troughs		4,984,248			1,315,529		193,019		6,106,758	5		1,324,441		68,416		232,964			1,488,989		4,617,769		3,659,807
Alfalfa fields and meadows		3,730,764			1,959,596		—		5,690,360	12-25-50		1,740,283		—		592,864			2,333,147		3,357,213		1,727,975
Buildings and constructions		30,793,614			3,735,880		54,632		34,474,862	2		3,271,366		8,446		649,128			3,912,048		30,562,814		27,784,754
Machinery		11,287,083			774,867		182,728		11,879,222	10		7,752,898		182,020		742,944			8,313,822		3,565,400		3,534,185
Vehicles		2,432,123			271,381		74,219		2,629,285	20		1,380,273		55,363		398,416			1,723,326		905,959		1,051,850
Tools		210,421			17,453		2,990		224,884	10		162,242		2,712		11,146			170,676		54,208		48,179
Furniture and equipment		1,240,115			137,994		8,245		1,369,864	10		913,828		7,536		88,857			995,149		374,715		326,287
Corrals and leading lanes		944,420			65,471		23,867		986,024	3		175,296		3,396		29,960			201,860		784,164		769,124
Roads		2,185,824			357,245		—		2,543,069	10		816,673		—		180,610			997,283		1,545,786		1,369,151
Facilities		13,745,648			2,076,299		—		15,821,947	10-20-33		6,765,779		264		1,082,118			7,847,633		7,974,314		6,979,869
Computer equipment		2,551,108			364,019		40,804		2,874,323	20		1,444,381		25,010		602,024			2,021,395		852,928		1,106,727
Silo plants		1,277,416			—		—		1,277,416	5		464,374		—		74,492			538,866		738,550		813,042
Constructions in progress		8,746,010			9,835,141		7,480,333		11,100,818	—		—		—		—			—		11,100,818		8,746,010
Advances to suppliers		295,767			1,709,727		295,767		1,709,727	—		—		—		—			—		1,709,727		295,767
Forest Products- Posts		109,157			32,833		50,930		91,060	—		—		—		—			—		91,060		109,157
Forest Products raw materials (3)		4,320,000			—		—		4,320,000	3		—		—		144,000			144,000		4,176,000		4,320,000
Improvements in third parties buildings		11,834,652			26,282,291		18,117,723		19,999,220	3		19,765		—		667,830			687,595		19,311,625		11,814,887

Total as of June 30, 2008	Ps.	273,433,629		Ps.	55,068,721	Ps.	29,058,652	Ps.	299,443,698		Ps.	27,514,068	Ps	407,375	Ps.	5,721,242		Ps.	32,827,935	Ps.	266,615,763

Total as of June 30, 2007	Ps.	246,383,511	(1)	Ps.	50,575,370	Ps.	23,525,252	Ps.	273,433,629		Ps.	23,895,844		Ps. 714,898	Ps.	4,333,122	(2)	Ps.	27,514,068			Ps.	245,919,561

(1)	The difference is generated by the effect of Cactus consolidation reversion up to December 31, 2006. (See Note 2.c)).
(2)	The difference between current depreciation and the amount shown in Note 21. h) (Ps.0.1 million) is generated by the effect of Cactus consolidation reversion up to December 31, 2006. (See Note 2.c))
(3)	See Note 3.i)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

b)	Intangible assets

							Amortization
Principal Account	Value at the beginning of year		Additions and/ or transfers		Value at the end of year		Rate %	Accumulated at the beginning of year		Amount		Accumulated at the end of year		Net carrying value as of June 30, 2008		Net Carrying value as of June 30, 2007
Concession received	Ps.	23,581,646		—	Ps.	23,581,646	—	Ps.	—	Ps.	752,605	Ps.	752,605	Ps.	22,829,041	Ps.	23,581,646
Development expenditures		1,410,368		—		1,410,368	33.33		1,410,368		—		1,410,368		—		—
Organization expenses		448,818		—		448,818	—		448,818		—		448,818		—		—
Brands and patents		18,938		—		18,938	—		18,938		—		18,938		—		—

Total as of June 30, 2008	Ps.	25,459,770	Ps.	—	Ps.	25,459,770		Ps.	1,878,124	Ps.	752,605	Ps.	2,630,729	Ps.	22,829,041

Total as of June 30, 2007	Ps.	25,459,770	Ps.	—	Ps.	25,459,770		Ps.	1,878,124	Ps.	—	Ps.	1,878,124			Ps.	23,581,646

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

c)	Investments

Type and characteristics of the securities	Carrying value as of June 30, 2008		Carrying value as of June 30, 2007
Current investments

Mutual funds
Bank of New York Hamilton Fund in Dollars	Ps.	146,303,888	Ps.	37,946,618
Banco Río Special Fund in Pesos		79,599		366,599
Macro Pionero in Pesos		46,279		—
Deustche Managed Dollar Fund		245,683,963		—
Credit Suisse Overnight in Dollars		59,956,710		—
Credit Suisse Overnight in Euros		21,220,765		—

	Ps.	473,291,204	Ps.	38,313,217

Notes and Convertible Notes
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties,
Interest on IRSA Convertible Notes 2007 (US$):	Ps.	—	Ps.	379,408
IRSA Non-Convertible Notes (US$)		11,285,167		—
Global 2010 Bonds		93,116		121,529
Mortgage Bonds		622,960		1,027,284

	Ps.	12,001,243	Ps.	1,528,221

Total current investments	Ps.	485,292,447	Ps.	39,841,438

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

d)	Allowances and provisions

Items	Opening Balances		Increases for the year		Decreases for the year		Applications		Closing Balances
2008
Deducted from assets Allowance for doubtful accounts	Ps.	372,359	Ps.	78,084	Ps.	(69,423)	Ps.	—	Ps.	381,020

Total deducted from assets	Ps.	372,359	Ps.	78,084	Ps.	(69,423)	Ps.	—	Ps.	381,020

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	1,747,606	Ps.	55,724(2)	Ps.	—	Ps.	—	Ps.	1,803,330

Total included in non-current liabilities	Ps.	1,747,606	Ps.	55,724	Ps.	—	Ps.	—	Ps.	1,803,330

2007
Deducted from assets Allowance for doubtful accounts	Ps.	374,830	Ps.	—	Ps.	—	Ps.	(2,471)	Ps.	372,359

Total deducted from assets	Ps.	374,830	Ps.	—	Ps.	—	Ps.	(2,471)	Ps.	372,359

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	69,343	Ps.	1,702,390	Ps.	(24,127)	Ps.	—	Ps.	1,747,606

Total included in non-current liabilities	Ps.	69,343(1)	Ps.	1,702,390	Ps.	(24,127)	Ps.	—	Ps.	1,747,606

2006
Deducted from assets Allowance for doubtful accounts	Ps.	386,344	Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Total deducted from assets	Ps.	386,344	Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	104,198	Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

Total included in non-current liabilities	Ps.	104,198	Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

(1)	The difference is generated by the effect of Cactus consolidation reversion up to December 31, 2007. (See Note 2.c)).
(2)	Included in other income and expenses in the statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

e)	Cost of sales

	For the year ended June 30,
	2008		2007		2006
Inventories at the beginning of the year	Ps.	100,764,800	Ps.	75,645,207	Ps.	87,391,271
Unrealized gain on inventories — Beef cattle		6,728,977		4,257,460		2,992,652
Unrealized gain on inventories — Crops		(877,210)		(2,010,254)		1,054,094
Production income (1)		156,299,822		101,055,658		65,425,191
Transfer of inventory to property and equipment		(713,836)		(122,253)		(229,139)
Transfer of inventory to cost of sales		—		(964,412)		(1,594,806)
Transfer of unharvested crops to expenses		(6,868,949)		(4,941,124)		(5,870,788)
Recovery of inventories		—		—		395,903
Purchases		21,546,809		21,087,591		21,827,647
Operating expenses (Note 21.h))		9,530,524		5,656,116		3,663,637
Inventories at the end of the year		(145,415,119)		(102,788,813)		(75,645,207)

Cost of Sales	Ps.	140,995,818	Ps.	96,875,176	Ps.	99,410,455

(1)	Includes income from change in value of cattle Ps.23.9 million as of June 2008, Ps.9.5 million as of June 2007 and Ps.20.5 million as of June 30, 2006 .
(1)	Includes income from change in value of grains Ps.114.7 million as of June 2008, Ps.71.9 million as of June 30, 2007, Ps. 37.0 million as of June 30, 2006.
(1)	Includes income from change in value of milk Ps.17.7 million as of June 2008, Ps.9.7 million as of June 30, 2007 and Ps.7.9 million as of June 30, 2006.
(1)	Includes income from change in value of others Ps.0.1 million as of June 30, 2006.

f)	Cost of production

	For the year ended June 30,
	2008		2007		2006
Inventories at the beginning of the year	Ps.	20,040,927	Ps.	15,650,704	Ps.	11,678,847
Unrealized gain on inventories — Beef cattle		1,806,177		845,483		(144,941)
Unrealized gain on inventories — Crops		4,511,008		1,204,344		—
Transfer of inventory to property and equipment		(1,200,223)		(1,338,206)		(550,208)
Transfer of inventory to cost of production		—		964,412		551,891
Transfer of unharvested crops to expenses		(40,163,079)		(23,591,040)		(14,834,459)
Recovery of inventories		—		—		(395,903)
Purchases		54,189,354		24,360,991		18,965,547
Production		3,521,046		1,744,161		—
Operating expenses (Note 21.h))		115,267,775		75,265,199		59,641,252
Inventories at the end of the year		(42,223,185)		(20,040,927)		(15,650,704)

Cost of production	Ps.	115,749,800	Ps.	75,065,121	Ps.	59,261,322

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

g)	Foreign currency assets and liabilities

	June 30, 2008					June 30, 2007
Item	Type and amount of foreign currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	390,350	2.985	Ps.	1,165,196	US$	12,837,960	Ps.	39,194,292
Cash and banks in Brazilian Reais	R$	2,946	1.690		4,472	R$	2,584		3,643
Cash and banks in Euros		€1,876	4.701		8,821		€—		—
Cash and banks in Yen	JPY	1,547,500,000	0.028		43,570,946	JPY	—		—
Investments
Mutual funds (US$)	US$	151,405,213	2.985		451,944,561	US$	12,429,289		37,946,618
Mutual funds (EUR)		€4,514,000	4.701		21,220,765		€—		—
Interest of IRSA Convertible Notes	US$	—			—	US$	122,667		379,408
IRSA Non-Convertible Notes	US$	3,780,625	2.985		11,285,167
Trade accounts receivable	US$	1,543,923	2.985		4,608,610	US$	208,981		638,020
Other receivables
Collateralized	US$	2,073,236	2.985		6,188,608	US$	2,291,261		6,995,220
Guarantee deposits, premiums collected (paid) and margin deposits receivable from brokers	US$	393,392	2.985		1,174,275	US$	918,904		2,805,415
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA S.A.	US$	—			—	US$	34,563		106,903
Inversiones Financieras del Sur S.A	US$	53,661	2.985		160,177	US$	—		—
Others	US$	—			—	US$	20,000		61,860
Non-Current Assets
Other receivables
Collateralized	US$	2,361,334	2.985		7,048,582	US$	4,290,164		13,097,871
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Alto Palermo S.A.	US$	—			—	US$	57,660		178,341
IRSA S.A.	US$	—			—	US$	13,294		41,117
Cactus Argentina S.A.	US$	—			—	US$	1,326		4,100
Others	US$	—			—	US$	7,330		22,673
Investments
IRSA Convertible Notes	US$	—			—	US$	12,000,000		37,116,000

US$	US$	162,001,734			483,575,176	US$	45,233,399		138,587,838

R$	R$	2,946			4,472	R$	2,584		3,643

€		€4,515,876			21,229,586		€—		—

JPY	JPY	1,547,500,000			43,570,946	JPY	—		—

Total Assets				Ps.	548,380,180			Ps.	138,591,481

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

g)	Foreign currency assets and liabilities (continued)

	June 30, 2008					June 30, 2007
Item	Type and amount of foreign currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	4,129,904	3.025	Ps.	12,492,961	US$	4,278,537	Ps.	13,233,514
Accruals	US$	1,227,649	3.025		3,713,638	US$	206,984		640,202
Short term debt
Local Banks	US$	6,915,026	3.025		20,917,954	US$	5,552,260		17,173,139
Foreign Banks	US$	8,086,570	3.025		24,461,875	US$	—		—
Interest Convertible Notes 2007	US$	—			—	US$	28,648		88,608
Convertibles Notes 2007	US$	—			—	US$	2,768,826		8,563,979
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Directors	US$	—			—	US$	33,676		104,160
Non-Current Liabilities
Trade accounts payables
Accruals	US$	—			—	US$	79,609		246,231
Long term debt
Loans	US$	—			—	US$	8,000,000		24,744,000

Total Liabilities	US$	20,359,149		Ps.	61,586,428	US$	20,948,540	Ps.	64,793,833

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

21.	Other financial statement information (continued)

h)	Other expenses

	Expenses						Total for the year ended		Total for the year ended		Total for the year ended
Items	Operating		Selling		Administrative		June 30, 2008		June 30, 2007		June 30, 2006
Directors’ fees	Ps.	—	Ps.	—	Ps.	1,302,247	Ps.	1,302,247	Ps.	402,554	Ps.	248,124
Fees and payments for services		1,687,630		—		5,927,893		7,615,523		4,834,574		3,759,657
Salaries and wages and social security contributions		13,420,873		139,554		13,310,096		26,870,523		18,568,151		11,824,018
Taxes, rates and contributions		843,541		482		1,166,792		2,010,815		1,596,714		876,834
Gross sales tax		—		2,207,339		—		2,207,339		1,169,682		686,731
Office and administrative expenses		397,784		1,760		2,420,372		2,819,916		1,451,685		1,163,182
Bank commissions and expenses		235,140		—		1,356		236,496		75,507		33,725
Depreciation of fixed assets (4)		5,117,011		—		604,231		5,721,242		4,459,067		5,112,088
Amortization of intangible assets		752,605		—		—		752,605		—		—
Vehicle and travelling expenses		1,178,823		57,570		665,231		1,901,624		952,349		1,002,336
Spare parts and repairs		3,916,500		—		1,472		3,917,972		3,397,194		1,922,383
Insurance		331,611		—		103,732		435,343		354,054		288,360
Employees’ maintenance		731,419		140		471,666		1,203,225		666,828		493,395
Livestock expenses (1)		11,371,071		1,215,911		—		12,586,982		9,559,490		13,364,810
Dairy farm expenses (2)		9,723,500		78,252		—		9,801,752		5,141,541		4,178,375
Agricultural expenses (3)		69,928,877		10,417,731		—		80,346,608		53,187,270		38,357,299
Feed lot expenses		—		—		—		—		451,093		581,329
Silo expenses		29,746		—		—		29,746		62,004		87,691
Coal expenses		—		—		—		—		—		202
Agropecuaria Cervera expenses		2,898,395		—		—		2,898,395		—		66,178
FyO expenses		47,342		72,425		—		119,767		71,099		75,524
Advertising expenses		—		—		13,693		13,693		—		—
Other		2,175,784		305,960		114,707		2,596,451		1,120,438		894,407
Lease of machinery and equipment		2,027		—		70		2,097		—		—
Safety and hygiene expenses		8,620		—		—		8,620		—		—

Total for the year ended June 30, 2008	Ps.	124,798,299	Ps.	14,497,124	Ps.	26,103,558	Ps.	165,398,981

Total for the year ended June 30, 2007	Ps.	80,921,315	Ps.	9,971,891	Ps.	16,628,088			Ps.	107,521,294

Total for the year ended June 30, 2006	Ps.	63,304,889	Ps.	10,151,452	Ps.	11,560,307					Ps.	85,016,648

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.
(4)	The difference between this amount and current depreciation shown in Note 21.a) (Ps 0.1 million) is generated by the effect of Cactus consolidation reversion up to December 31, 2006 (See Note 2.c)).