Form 20-F/A
period 2008-06-30
CRESUD INC
filed 2008-12-30
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

This Amendment No. 1 to the annual report on Form 20-F of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria that was originally filed on December 30, 2008 (the “2008 Form 20-F”), is being filed solely for the purpose of including (i) consolidated financial statements of IRSA, as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, (ii) consolidated financial statements of Banco Hipotecario S.A. as of June 30, 2008 and 2007 and for the twelve months ended June 30, 2008, 2007 and 2006, and (iii) amended “Presentation of financial and certain other information” by adding the paragraph set forth below to reflect the inclusion of the financial statements referred to in (ii) above. For the convenience of the reader, the entire amended Form 20-F is re-filed herewith.

Also contained in this annual report are the consolidated financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2008 and 2007 and for the twelve months ended June 30, 2008, 2007 and 2006, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

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

Also contained in this Annual Report are the consolidated financial statements of IRSA, as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PriceWaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. As of June 30, 2008, IRSA has a significant investment in Banco Hipotecario S.A. that accounts for approximately 6.5% of IRSA’s total consolidated assets. Also contained in this annual report are the consolidated financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2008 and 2007 and for the twelve months ended June 30, 2008, 2007 and 2006, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

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

Reference is made to pages F-1 through F-245.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the year ended June 30 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Andrés Suarez

Buenos Aires, Argentina

December 30, 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 29.e.)	Ps.	161,748	Ps.	218,356
Investments (Notes 4.b. and 29.e.)		383,444		638,351
Accounts receivable, net (Notes 4.c. and 29.e.)		186,017		172,733
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		109,031		110,975
Inventories (Note 4.e.)		53,602		35,375

Total current assets		893,842		1,175,790

Non-Current Assets
Accounts receivable, net (Notes 4.c. and 29.e.)		10,395		42,442
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		140,314		81,202
Inventories (Note 4.e.)		129,178		220,828
Investments (Notes 4.b. and 29.e.)		833,373		673,273
Fixed assets, net (Note 29.a.)		2,530,141		2,027,311
Intangible assets, net (Note 29.b.)		8,612		2,822

Subtotal Non-Current Assets		3,652,013		3,047,878

Negative goodwill, net		(73,883)		(78,769)

Total non-current assets		3,578,130		2,969,109

Total Assets	Ps.	4,471,972	Ps.	4,144,899

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)	Ps.	242,063	Ps.	195,870
Mortgages payable (Notes 4.l. and 29.e.)		2,919		17,538
Customer advances (Notes 4.g. and 29.e.)		104,584		88,810
Short-term debt (Notes 4.i. and 29.e.)		187,234		196,655
Salaries and social security payable (Note 4.h.)		33,955		26,841
Taxes payable (Notes 4.j. and 29.e.)		76,708		64,712
Other liabilities (Notes 4.k. and 29.e.)		94,804		61,656

Total current liabilities		742,267		652,082

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)		55,140		40,942
Mortgages payable (Notes 4.l. and 29.e.)		1,538		4,557
Customer advances (Note 4.g.)		98,797		63,908
Long-term debt (Notes 4.i. and 29.e.)		1,119,726		1,217,866
Taxes payable (Note 4.j.)		35,327		29,556
Other liabilities (Notes 4.k. and 29.e.)		38,284		38,864

Total non-current liabilities		1,348,812		1,395,693

Total Liabilities		2,091,079		2,047,775

Minority interest		456,715		450,410

SHAREHOLDERS’ EQUITY		1,924,178		1,646,714

Total Liabilities and Shareholders’ Equity	Ps.	4,471,972	Ps.	4,144,899

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007		2006
Revenues	Ps.	1,084,242	Ps.	738,756	Ps.	577,680
Costs (Note 29.d)		(489,661)		(311,647)		(243,831)

Gross profit		594,581		427,109		333,849

Gain from recognition of inventories at net realizable value		2,832		20,737		9,063
Selling expenses		(163,986)		(113,709)		(60,105)
Administrative expenses		(179,994)		(141,427)		(96,882)

Subtotal		(341,148)		(234,399)		(147,924)

Net (loss) income from retained interest in securitized receivables (Note 16)		(1,261)		3,254		2,625
Gain from operations and holdings of real estate assets, net (Note 7)		2,670		2,568		12,616

Operating income		254,842		198,532		201,166

Amortization of negative goodwill, net		1,638		(1,472)		(1,080)
(Loss) gain on equity investees		(13,209)		40,026		41,657
Financial results, net (Note 8)		(76,742)		4,099		(40,926)
Other expenses, net (Note 9)		(5,642)		(14,100)		(18,263)

Income before taxes and minority interest		160,887		227,085		182,554

Income tax and MPIT		(78,112)		(87,539)		(58,791)
Minority interest		(27,900)		(32,449)		(27,190)

Net income	Ps.	54,875	Ps.	107,097	Ps.	96,573

Earnings per share (Note 18):
Basic net income per share	Ps.	0.10	Ps.	0.24	Ps.	0.25

Diluted net income per share	Ps.	0.10	Ps.	0.20	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders´ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Reserve for new developments (note 5.d.)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	—	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held November 29, 2005		—		—		(75,043)		(75,043)		—		—		75,043		—
Net income for the year		—		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	96,573	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held October 31, 2006		—		—		—		—		4,829		91,744		(96,573)		—
Net income for the year		—		—		—		—		—		—		107,097		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	91,744	Ps.	107,097	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		101,742		(107,097)		—
Net income for the year		—		—		—		—		—		—		54,875		54,875

Balances as of June 30, 2008	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	193,486	Ps.	54,875	Ps.	1,924,178

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007		2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	54,875	Ps.	107,097	Ps.	96,573
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		78,112		87,539		58,791
Depreciation and amortization		116,631		98,299		81,313
Minority interest		27,900		32,449		27,190
Accruals for director’s fees		15,658		14,464		13,778
Allowances and provisions		75,745		38,612		23,916
Loss (gain) on equity investees		13,209		(40,026)		(41,657)
Gain from operations and holdings of real estate assets, net		(2,670)		(2,568)		(12,616)
Financial results		6,566		(39,716)		24,252
Gain from recognition of inventories at net realizable value		(2,832)		(20,737)		(9,063)
Goodwill impairment		—		635		—
Gain from sale of inventories		(14,541)		—		(44,020)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(22,721)		(29,833)		10,279
Increase in non-current investments		(1,400)		(35,587)		(26,433)
Increase in accounts receivable, net		(121,069)		(79,732)		(80,339)
(Increase) decrease in other receivables and prepaid expenses, net		(51,089)		(79,555)		8,128
Decrease in inventories		129,729		28,967		25,070
(Increase) decrease in intangible assets		(1,619)		(762)		112
Increase in trade accounts payable		40,755		65,148		55,980
Decrease in customer advances, salaries and social security payable and taxes payable		(30,408)		(12,759)		(28,378)
Increase (decrease) in other liabilities		1,489		9,622		(2,157)
Increase in accrued interest		7,613		21,542		13,966

Net cash provided by operating activities		319,933		163,099		194,685

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses and assets net of cash acquired (i)		(419,020)		(56,093)		(4,231)
Acquisition of undeveloped parcels of land		(17,225)		(9,297)		(62,082)
Acquisition of fixed assets		(332,454)		(410,080)		(54,119)
Increase in equity investees and non-current investments		(23,892)		—		(1,618)
Decrease in minority interest		—		(41,013)		(7,251)
Guarantee deposit		—		9,111		(8,610)
Sale of IRSA Telecommunications N.V.		—		—		1,719
Advance payments for the acquisition of shares		(683)		(3,995)		—
Loans granted to related parties		—		—		(375)
Cash collected from insurance claims		4,677		593		—

Net cash used in investing activities		(788,597)		(510,774)		(136,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		—		—		1,190
Increase in short-term and long-term debt		183,485		1,199,675		45,066
Payment of short-term and long-term debt		(48,950)		(292,158)		(82,474)
Exercise of warrants		163,416		25,958		43,642
Dividends paid by subsidiaries to minority shareholders		(24,332)		(23,175)		(12,715)
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		—		(5,150)
Decrease in mortgages payable		(18,425)		(18,042)		(25,561)
Settlement of debt with related companies		—		—		(765)
Re purchase of debt		(138,583)		—		—
Capital contribution by minority owners in related parties		32,534		—		—

Net cash provided by (used in) financing activities		149,145		892,258		(36,767)

Net (decrease) increase in cash and cash equivalents		(319,519)		544,583		21,351
Cash and cash equivalents as of the beginning of the year		708,523		163,940		142,589

Cash and cash equivalents as of the end of the year	Ps.	389,004	Ps.	708,523	Ps.	163,940

(i)	Includes Ps. 228.3 million for the acquisition of the República Building (asset acquisition). See Note 2.g. for details.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	125,063	Ps. 43,968	Ps. 51,342
Income tax paid		63,743	17,603	11,440

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	59,174	Ps. 27,893	Ps. 93,322
Increase in inventory through a decrease in undeveloped parcels of land		—	—	33,006
Liquidation of interest in credit card receivables		56,573	8,873	10,364
Increase in fixed assets through a decrease in undeveloped parcels of land		—	66,958	1,626
Increase in inventory through a decrease in fixed assets		—	—	1,422
Increase in fixed assets through an increase in other receivables		—	12,161	348
Increase in undeveloped parcels of land through an increase in accounts payable		5,445	—	—
Increase in fixed assets through a decrease in inventory		—	1,521	293
Increase in other receivables through a decrease in fixed assets		—	—	71
Increase in other receivables through a decrease in intangible assets		—	—	12
(Decrease) Increase in fixed assets through an (increase) decrease in other investments		(49,872)	59,912	8
Increase in intangible assets through a decrease in fixed assets		—	—	6
Decrease in undeveloped parcels of land through an increase in inventories		9,223	—	—
Transfer of inventories to long-term investment		705	—	—
Increase in non current investment through an increase in long-term debt		23,212	27,522	—
Increase in fixed assets through an increase in accounts payable		1,069	—	—
Increase in accounts receivable through a decrease in inventories		365	—	—
Increase in costs of issuance of debt through an increase in trade accounts payables		—	1,691	—
Increase in short-term and long-term debt through a decrease in other liabilities		—	2,614	—
Decrease in inventory through a decrease in mortgages payables		—	3,632	—
Seller financing for acquisition of subsidiaries and minority interest		9,090	27,522	—
Increase in long-term investment through a decrease in other receivables		3,995	—	—
Increase in fixed assets through an increase in mortgages payable		—	8,649	—

	2008		2007	2006
Acquisitions of business or net assets:
Cash and cash equivalents		—	29,417	—
Fair market value of inventories		—	66,057	—
Fair market value of fixed assets acquired (i)		405,446	158,549	—
Fair market value of intangible assets acquired (i)		6,533	—	—
Fair market value of other assets acquired		5,398	5,661	4,320
Fair market value of liabilities assumed (i)		(13,028)	(47,491)	(89)

Net assets acquired		404,349	212,193	4,231
Minority interest		20,049	(36,029)	—
Goodwill (negative goodwill)		3,712	(10,036)	—

Purchase price		428,110	166,128	4,231
Seller financing		(9,090)	(80,618)	—

Purchase price paid		419,020	85,510	4,231
Less: cash and cash equivalents acquired		—	(29,417)	—

Net cash paid for the acquisition		419,020	56,093	4,231

(i)	Includes Ps. 229.9 million, Ps. 0.6 million and Ps. 2.2 million relating to the fair market value of fixed and intangible assets acquired and liabilities assumed for the acquisition of República Building (asset acquisition). See Note 2.g. for details.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

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

Additionally as discussed in Note 3.n. in order to comply with regulations of the CNV, the Company recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. As further discussed in Note 2.d., in December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

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

b.	Basis of consolidation

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

A description of the subsidiaries over which the Company has effective control and joint control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2008	2007	2006
Controlled and jointly controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”) (iii) and (iv)	100.00%	100.00%	66.67%
Abril S.A. (“Abril”) (ii) and (iii)	—	—	83.33%
Pereiraola S.A. (“Pereiraola”) (ii)	100.00%	100.00%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	—	—	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (“Patagonian Investment”) (v)	100.00%	100.00%	—
Alto Palermo S.A. ( “APSA”)	63.34%	62.48%	61.54%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii)	50.00%	100.00%	—
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”)	50.00%	50.00%	43.18%
CYRSA S.A. (“CYRSA”) (vi)	50.00%	100.00%	—
Solares de Santa María S.A. (“Solares de Santa María”) (iii)	90.00%	90.00%	—
Inversora Bolívar S.A.(“Inversora Bolívar”)	100.00%	100.00%	66.67%
Quality Invest S.A. (iii)	100.00%	—	—
E-Commerce Latina S.A. (“E-Commerce”) (iii)	100.00%	—	—
Financel Communications S.A. (iii)	80.00%	—	—

(i)	Percentage of equity interest owned has been rounded and does not consider the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Equity interests in Pereiraola are held 50% directly by IRSA and 50% indirectly through its subsidiary Inversora Bolívar. Equity interests in Abril and Baldovinos were held 50% directly by IRSA and 50% indirectly through its subsidiary Inversora Bolívar. In the fiscal year ended June 30, 2007, Baldovinos was merged with and into Inversora Bolívar. In the fiscal year June 30, 2007 IRSA transferred the shares of Abril (See Note 2.g. for details)
(iii)	See Note 2.g. for details.
(iv)	Equity interest in Palermo Invest is held 98% directly by IRSA and 2% indirectly through Patagonian Investment.
(v)	Formed on July 21, 2006.
(vi)	Formed on April 13, 2007 to develop specific projects. See Note 2.g.

Proportionate consolidation

The Company exercises joint control over Metroshop (through APSA), Canteras Natal Crespo, Rummaala and CYRSA. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

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

for the years ended June 30, 2008, 2007 and 2006

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

The most significant changes included in the accounting standards adopted by the CNV related to (i) changes in the impairment test of long-lived assets, (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable is determined by the selling price of the assets costs to sell.

The new standards provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders´ equity as of June 30, 2008 would have decreased approximately Ps. 155.4 million with a corresponding effect of Ps. 20.6 million and Ps. 176.0 million in the in statement of income of the year ended June 30, 2008 and retained earnings, respectively.

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

e.	Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

f.	Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the financial statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

g.	Significant acquisitions, dispositions and development of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2008

Financel Communications S.A.

In August 2007, the Company together with an unrelated party, Prisma Investments S.A., formed Financel Communications S.A. (“Financel”) for the purpose of creating innovative solutions for collections and payments through the use of cell phones. Financel together with Tarjeta Shopping S.A. (a subsidiary of APSA) and CTI Móvil (a cell phone company in Argentina) created “Compra Móvil”, a cell phone purchase system by which CTI cell users would be able to complete purchase transactions in a quick and secure fashion. As of the date of these financial statements, Financel has not started operations yet.

Quality Invest S.A.

In August 2007, the Company formed Quality Invest S.A. for the purpose of investing in different individual or corporate businesses, as well as, transacting with financial instruments except for transactions which would require registration of the company under the law for financial institutions. As of the date of these financial statements, Quality Invest has not started operations yet.

Exercise of option

In August 2007, APSA exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. APSA paid US$ 0.6 million for the option and is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of these financial statements. Should the approvals be obtained, APSA committed to invest approximately US$ 24.4 million.

Barter transaction agreement

In October 2007, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing of the agreement, Condominios del Alto S.A. paid APSA US$ 15 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

Acquisition of plot of land

On June 24, 2008, APSA purchased from Dowler Company S.A, an unrelated party,. a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$ 17.8 million of which, as of the date of these financial statements, US$ 8.9 million was paid. The unpaid balance will be paid in two annual and consecutive installments of US$ 4.4 million due on February 2009 and 2010. The plot of land was mortgaged in favor of Dowler Company S.A..

Acquisition of 50% of Bank Boston building.

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, a 31,670 sq. meter property located in Buenos Aires, for total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

Offer for the acquisition of Uruguayan company.

In May 2008, the Company offered to acquire an Uruguayan company owner of several plots of land in Montevideo, Uruguay for approximately US$ 7 million. The Company intends to develop an urban project on the site. As of the date of these financial statements, the transaction has not been closed yet.

Acquisition of a plot of land in Luján

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

Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12,600 by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon CYRSA´s election. As consideration CYRSA will pay US$ 120 and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If CYRSA decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations CYRSA has mortgaged the plot of land in the amount of US$ 12,600. This transaction generated a gross result before taxes of Ps. 29,100, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) real estate for the total consideration of US$ 3,200. The acquisition has been accounted for as a business acquisition.

Acquisition of minority interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., APSA signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, among other things, Falabella had the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$ 3.0 million.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to APSA 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (“SAPSA”).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of SAPSA were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1.0 million will be returned to APSA on October 2, 2008.

Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

Acquisition of Patio Olmos

In November 2006, APSA acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which APSA made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. APSA did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

As part of the agreement, two spaces of the building aggregating 931 sq. meters had been reserved for public use from governmental authorities until 2032. Thus, APSA was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps. 0.5 million. APSA challenged the valuation before the corresponding authorities. As of the date of these financial statements, expropriation has not taken place and final payment has not been negotiated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Edificio República.

In April 2008, the Company acquired a building known as “República Building”, a property located in Buenos Aires. The Company paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. The Commission resolved unfavorably and the Company challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

Commercialization of Dique III

•	Plot 1c) Dique III

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA. During the fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1c). The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 21,012; of which Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2008 and 2007, respectively.

•	Plot 1e) Dique III

In June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction to amount of US$ 13,530. In November 2007, the Company and DYPSA resolved the substitution of the mentioned exchange for a payment of US$ 18,250, which was fully collected as of June 30, 2008. The gain on the substitution was Ps. 14.8 million.

Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7,071. As a result of this transaction, as of the date of these financial statements, IRSA’s ownership interest in APSA is 63.34%.

Year ended June 30, 2007

Acquisition of plots of land in Bariloche

In December 2006, LLR acquired from an unrelated party a plot of land located in Bariloche in the Province of Río Negro, Argentina, for an aggregate purchase price of US$ 7,000. The company paid US$ 4,200 in cash and the remaining US$ 2,800 was financed through the assumption of a first-degree mortgage on the property. The mortgage, bearing interest at a fixed rate of 7% per annum, will be payable in 36 monthly installments of US$ 86 each, beginning on January 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33,33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18,000. Palermo Invest is a corporation whose main activity is the purchase and holding of equity securities of entities which principal businesses are real estate and investment in equity securities and other form of investment. The transaction was financed US$ 9,000 in cash and US$ 9,000 through a note payable in three annual installments of US$ 3.0 million each, beginning on October 4, 2007. The note will accrue interest at a fixed rate of 9% per annum.

Acquisition of plot of land in Vicente López and creation of CYRSA

On January 16, 2007, the Company acquired the total shares of the company named Rummaala, the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) US$ 3,752 in cash and (iii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões (“CYRELA”) is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of the plot of land to CYRSA in the amount of Ps. 21,500 and CYRELA contributed Ps. 21,500 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with CYRELA an agreement, by which through CYRSA, operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

During May and June 2008 the Company (through Rummaala) continued the marketing process of the building units to be constructed on the plot referred to above called “Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 96% of the units to be marketed, which are disclosed in customer advances.

The sales price in the preliminary sales contracts consist of a fixed portion and a variable portion that will be determined according to future construction expenses. The buyer can choose from the following purchase plans:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of the deeds.

- The balance can be partially cancelled by the time of transfer and signatures of the deeds, with the remaining balance financed for 90 months, with the units mortgaged as security.

The Company has committed to transfer the functional units by February, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Panamerican Mall Project

In June 2006, APSA acquired from an unrelated party, Phillips Argentina S.A., a 28,741 square meters plot of land (the “Phillips land”) located in Saavedra, a neighborhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. APSA developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, APSA entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”). APSA incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. APSA contributed cash and the Phillips land to PAMSA amounting to Ps. 158.3 million. APSA acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, APSA and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

During the fiscal year ended June 30, 2008, APSA and CCP made irrevocable contributions to PAMSA for Ps. 87.5 million and Ps. 21.9 million, respectively.

Córdoba Shopping

On December 27, 2006, APSA acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A.I.G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500 vehicle parking lot.

The interest was acquired for US$ 13.3 million. APSA paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2.0 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. Subsequent to year end, on December 11, 2008, the fourth installment was paid.

APSA’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18), as explained in Note 3.i. The purchase price was allocated based on the fair value of each component. However, since the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Incorporation of Solares de Santa María – Sale of Santa María del Plata and sale of shares

In May 2007, the Company formed Solares de Santa María (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa María del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold in commission a 10% interest in Solares to Israel Sutton Dabbah.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Transfer of the administration of Abril

On May 24, 2006, the Company revised the May 4, 2005 proposal submitted to the Residents Subcommision of Abril Club de Campo (the “Club”) pursuant to which the Company would transfer the Club’s management and shares of Abril to the residents (the “Letter of Offer”).The proposal included monetary and non monetary renderies to be done by the company.

1-	Contribute cash to Abril for Ps. 650 and repave the Club’s roads and streets;

2-	Transfer to Abril of two plots of land;

3-	Pay severance to one dismissed employee of Abril;

4-	Grant Abril a free and perpetual right of way and covenant not to build on certain premises;

5-	Settle unpaid municipal taxes claimed by the Municipality where the Club is located if higher than amounts recognized as of September 30, 2005.

In June 2007, after compliance of the Letter of Offer, IRSA transferred the shares of Abril to a trust. The trustee, as instructed by the residents of the Club, elected three directors of the Board of Directors of Abril. The mentioned transaction transferred Abril S.A. shareholding to the owners of plots of land of Abril Club de Campo.

Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company’s interest in Canteras Natal Crespo is 50% as of the date of these financial statements.

Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party a 33,324 square meter office building and the related lease contracts known as “Bouchard Building” for an aggregate purchase price of US$ 84,100. The transaction was fully paid in cash as of the date of these financial statements. In April 22, 2008 the notice of the operation was filed with the Argentine Antitrust Authority. As of the date of these financial statements the Commission has not issued the resolution yet.

Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10,000 on a 8,900 square meter office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4,000. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building (including in place leases) for US$ 8,800 (using US$ 4,000 of the deposit guarantee plus available cash of US$ 4,800).

Year ended June 30, 2006

Investment in IRSA Telecomunicaciones N.V. (ITNV)

On August, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders for US$ 0.147 per share. The amount of this transaction was US$ 850, of which US$ 604 correspond to Ritelco. On that date, ITNV cancelled the total amount of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

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

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4,300. As a result of this transaction, the Company’s ownership interest in APSA increased from 60.69% to 61.54%.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, APSA subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. During December, 2007, the last installment was collected.

h.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations, origination of consumer loans and credit card receivables and other non-core activities. See Note 6 for details on the Company’s business segments.

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

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total budget cost. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2008, 2007 and 2006, the majority of the tenants were charged with the Percentage Rent.

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

The Company also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

In September 2000, APSA completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“Fibesa”). Fibesa acts as the leasing agent bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 16 for details.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b.	Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c.	Investments

(i)	Current

Current investments primarily include mutual funds, time deposits, government bonds and mortgage bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds, government bonds and mortgage bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 16) and the retained interest in securitized mortgage receivables (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

b)	Retained interests in securitization programs

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables (See Note 16 for details).

This balance also includes a residual amount related to a retained interests in securitized mortgage receivables pursuant to the securitization programs entered into by the Company back in 2001 (see Note 15).

c)	Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when the Company determines that the properties are to be marketed for sale, when construction commences or the land is leased.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 360, Ps. 458 and Ps. 1,758 for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.t. for details on accounting for impairment losses.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead cost, interest on indebtedness and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventories (continued)

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance the closing of the transaction and realization of the gain are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the projects called “Caballito (CYRSA)”, “Caballito (Koad)”, “Benavidez”, “Rosario” and “Dique III” have been valued at acquisition or construction cost, as applicable.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 until 2007. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amounts to Ps. 1,111, Ps. 1,140 and Ps. 2,229 for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.t. for details on accounting for impairment losses.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 10,509 Ps. 7,100 and Ps. 2,100 for the years ended June 30, 2008, 2007 and 2006, respectively, mainly in connection with the construction of the Panamerican Mall and Shopping Alto Rosario.

During the year ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 4,974. Ps. 7,613 and Ps. 11,723 for the years ended June 30, 2008, 2007 and 2006, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	10

f.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Preoperating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the sale of the project.

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight line basis over 10 years.

•	Above and below market leases an In-place leases

See Note 3.g. for details on accounting for these intangibles.

g.	Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the Company allocates the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, management utilized a number of sources. The Company also considers information about each property obtained as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Business combinations (continued)

management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

h.	Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i)	Negative goodwill:

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

(ii)	Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

i.	Other receivables and liabilities

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

k.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

l.	Liabilities in kind related to barter transactions

Obligations to deliver units to be built are valued at the higher of (i) the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor, or (ii) the value of the barter agreed by the parties. Liabilities in kind are disclosed in the “Trade accounts payable”.

m.	Related party balances and other transactions

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

As discussed in note 2.d. the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP required (for the Company’s fiscal year ended June 30, 2006) the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represented a departure from generally accepted accounting principles until the Company’s fiscal year ended June 30, 2006. However, such a departure did not have a significant effect on the 2006 consolidated financial statements. As from July 1, 2006, there is no such difference between CNV regulations and Argentine GAAP, as discussed in Note 2.d..

o.	Minimum Presumed Income Tax (MPIT)

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

p.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

q.	Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bouchard 710 and LLR (see Notes 13 and 2.g., respectively, for details) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax claims and labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

s.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 37,375, Ps. 31,720 and Ps. 19,495 for the years ended June 30, 2008, 2007 and 2006, respectively.

t.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when its value in use or its net realizable value, whichever is grater, is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the greater of the value in use or the net realizable value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

v.	Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. The Company applies Technical Resolution No. 20 (“RT No. 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT No. 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change.

The Company also engages in trading of certain financial instruments. For details on the Company’s derivative instruments activity, see Note 14.

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

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2008 the Company does not have convertible debt and warrants outstanding. For the year ended June 30, 2007 and 2006 the Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

y.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs are included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2008		2007
Bank accounts	Ps.	154,260	Ps.	213,478
Cash on hand		5,861		4,067
Checks to be deposited		1,627		811

	Ps.	161,748	Ps.	218,356

b.	Investments:

	As of June 30,
	2008		2007
Current
Mutual funds (iv)	Ps.	150,123	Ps.	600,919
Time deposits		138,232		5,024
Retained interests in securitized receivables (i)		57,106		22,104
U.S. Treasury Bonds		24,448		—
Government bonds		21,429		6,620
TDFs (i)		2,243		—
Other investments		—		1,505
Mortgage bonds issued by BHSA (see Note 11)		1,286		2,073
Retained interest in securitized mortgage receivables (ii)		—		106
Allowance for impairment of CPs (i)		(11,423)		—

	Ps.	383,444	Ps.	638,351

Non-Current
Equity investments:
Banco Hipotecario S.A.	Ps.	289,298	Ps.	301,672
Manibil S.A.		23,508		—
Banco de Crédito y Securitización S.A.		5,444		5,181
Advance payments for the acquisition of shares		6,383		1,108
Others		40		40
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		111,675		55,683
Retained interest in securitized mortgage receivables (ii)		653		687
Allowance for impairment of CPs (i)		(577)		—
Undeveloped parcels of land (iii):
Santa María del Plata		135,785		135,785
Puerto Retiro (Note 13)		54,498		54,861
Terreno Beruti plots of land (Note 2.g.)		52,030		—
Caballito (v) (Note 13)		36,696		36,681
Patio Olmos (Note 2.g.)		32,944		—
Pereiraola		21,717		21,717
Torres Rosario		17,093		16,111
Air space Supermercado Coto – Agüero 616		13,143		13,143
Luján (Note 2.g.)		9,510		—
Canteras Natal Crespo		5,555		5,559
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,010
Padilla 902		101		94
Caballito plot of land		—		9,223
Others		11,439		9,310

	Ps.	833,373	Ps.	673,273

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments (continued)

(i)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 16 for details).
(ii)	Represents retained interests in the Company’s securitization program described in Note 15.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.c.
(iv)	As of June 30, 2008 and 2007 includes an amount of Ps.61,099 and Ps.115,776, respectively, relates to investment in mutual funds which has not been considered as cash equivalents for purposes of the statement of cash flow. See Note 19 for additional details.
(v)	This asset is restricted in relation to certain tax claims.

c.	Accounts receivable, net:

	As of June 30,
	2008		2007
Current
Consumer financing receivables (Tarshop)	Ps.	116,972	Ps.	86,329
Leases and services receivables		59,903		51,083
Checks to be deposited		52,244		31,626
Debtors under legal proceedings (i)		29,550		24,905
Pass-through expenses receivables (ii)		14,843		15,342
Hotel receivables		10,076		7,910
Receivables with collection agents (Tarshop)		3,829		3,110
Related parties (Note 11)		1,730		910
Receivables from the sale of properties (iii) (iv)		1,591		7,594
Less:
Allowance for doubtful accounts (Note 29.c.)		(104,721)		(56,076)

	Ps.	186,017	Ps.	172,733

Non-Current
Consumer financing receivables (Tarshop)	Ps.	9,684	Ps.	42,532
Leases and services receivables		2,117		977
Receivables from the sale of properties (iv)		550		888
Less:
Allowance for doubtful accounts (Note 29.c.)		(1,956)		(1,955)

	Ps.	10,395	Ps.	42,442

(i)	Comprised of Ps. 1.4 million and Ps. 1.3 million related to mortgage receivables and Ps. 28.1 million and Ps. 23.6 million related to leases receivables, as of June 30, 2008 and 2007, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(iii)	As of June 30, 2007 corresponds mainly to the balance of the receivable for the sale of the Alcorta Plaza’s land. During December 2007, the last installment of US$ 1,900 was collected, plus interests.
(iv)	Include fixed-rate mortgage receivables from several borrowers. At June 30, 2007, the amount due from the largest individual borrower was Ps. 328 at a contractual interest rate of 10% (see Note 28.II. s.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2008		2007
Current
Receivables from the sale of shares	Ps.	27,527	Ps.	26,652
Related parties (Note 11)		26,582		11,984
Prepaid expenses and services		21,892		16,918
MPIT		7,799		16,595
Miscellaneous debtors (iii)		6,891		7,861
Guarantee deposits re. securitization programs (Note 16)		6,497		2,926
Value Added Tax (“VAT”)		1,811		17,640
Receivable for third party services offered in Tarshop stores		1,578		966
Income tax prepayment		1,208		978
Gross revenue tax prepayment		840		1,242
Guarantee deposits (i)		508		1,208
Guarantee of defaulted credits (Note 23)		457		785
Others		5,441		5,220

	Ps.	109,031	Ps.	110,975

Non-Current
Deferred income tax (Note 17)	Ps.	70,055	Ps.	25,402
VAT		31,064		10,637
MPIT		23,536		21,251
Guarantee deposits re. securitization programs (Note 16)		12,931		18,976
Guarantee of defaulted credits (Note 23)		3,178		3,096
Mortgage receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (ii)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,173		1,154
Guarantee deposits		392		606
Related parties (Note 11)		4		84
Others		3,568		779
Less:
Present value – other receivables		(5,587)		(783)

	Ps.	140,314	Ps.	81,202

(i)	At June 30, 2008 the balance is mainly comprised of restricted cash of Ps. 0.4 million related to deposits required as collateral for certain labor lawsuits/claims of the Company.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.
(iii)	As of June 30, 2007 includes a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of Baicom shares. As of June 30, 2008 the Company had exercised the option referred to above. The amount of the option is included, as of June 30, 2008 in Non-Current investments.

.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2008		2007
Current
Plot 1 c) Dique III (i)	Ps.	42,485	Ps.	13,068
Abril / Baldovinos		4,377		2,646
San Martín de Tours		1,158		3,929
Dock 13 Puerto Madero		1,250		1,595
Torres de Rosario (v)		—		6,338
Benavidez (iii)		—		2,722
Other inventories		4,332		5,077

	Ps.	53,602	Ps.	35,375

Non-Current
Horizons (vi)	Ps.	64,300	Ps.	115,623
Caballito (iv)		22,663		22,663
Credit from barter transaction of Caballito (CYRSA) (Note 2.g.)		18,970		—
Benavidez (iii)		9,995		7,273
Caballito plot of land		5,201		—
Credit from barter transaction of Rosario		3,379		—
Abril / Baldovinos		3,352		6,662
San Martin de Tours		728		—
Dock 13 Puerto Madero		317		—
Plot 1 e) Dique III (ii)		—		41,808
Plot 1 c) Dique III (i)		—		26,799
Other inventories		273		—

	Ps.	129,178	Ps.	220,828

(i)	On September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA. During the fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487. The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 21,012; of which Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2008 and 2007, respectively.
(ii)	On June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction to amount of US$ 13,530. In November 2007, the Company and DYPSA resolved the substitution of the mentioned exchange for a payment of US$ 18,250, which was fully collected as of June 30, 2008.
(iii)	On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 of guarantee for the transaction.
(iv)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7,450 and constituted insurance for US$ 2,000 and is going to constitute another one for US$ 500 at the time the units are transferred. During the fiscal year, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.
(v)	Valued at net realizable value.
(vi)	See note 2.g.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

f.	Trade accounts payable:

	As of June 30,
	2008		2007
Current
Suppliers (i)	Ps.	197,150	Ps.	161,162
Accruals		38,645		34,094
Related parties (Note 11)		1,099		614
Other		5,169		—

	Ps.	242,063	Ps.	195,870

Non-Current
Suppliers	Ps.	55,140	Ps.	40,901
Related parties (Note 11)		—		41

	Ps.	55,140	Ps.	40,942

(i)	As of June 30, 2008 and 2007, includes accounts payable to merchants for credit card operations of Ps. 166.9 million and Ps. 152.1 million, respectively.

g.	Customer advances:

	As of June 30,
	2008		2007
Current
Customers advances (iii)	Ps.	48,243	Ps.	26,898
Admission rights (Note 3.a)		34,906		30,563
Lease advances (i)		21,206		28,839
Related parties (Note 11)		229		—
Advance for the sale of Torres Rosario plot of land (ii)		—		2,510

	Ps.	104,584	Ps.	88,810

Non-Current
Admission rights (Note 3.a.)	Ps.	48,613	Ps.	35,531
Lease advances (i)		36,457		28,377
Customer advances (iii)		13,727		—

	Ps.	98,797	Ps.	63,908

(i)	Lease advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.4 million as of June 30, 2008 respectively, and Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2008 the six-month LIBOR was 3.1%. Lease advances are settled overtime against lease expense owed by the lessees,(b) Ps. 17.8 million and Ps. 16.9 million, as of June 30, 2008 and 2007, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Cordoba Shopping and (c) Ps. 3.7 million received from Wal-Mart Argentina SRL to secure a 30-year lease in the Panamerican Mall project which is currently under construction.
(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600 received from Villa Hermosa S.A.
(iii)	Include payments received under preliminary sale contracts for under-construction units of “Horizons” project

h.	Salaries and social security payable:

	As of June 30,
	2008	2007
Provision for vacation and bonuses	Ps. 24,754	Ps. 20,257
Salaries and social security payable	8,575	6,385
Other	626	199

	Ps. 33,955	Ps. 26,841

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt:

	As of June 30,
	2008		2007
Short-term debt
Bank loans (v)	Ps.	83,943	Ps.	12,021
Bank overdrafts including accrued interests		45,030		40,833
Mortgage loans (viii)		10,781		106
Seller financings (iv)		24,703		22,357
IRSA Non-Convertible Notes (i)		15,963		15,993
IRSA Convertible Notes (i)		—		59,083
APSA Non-Convertible Notes (ii)		4,832		6,413
APSA Convertible Notes (ii) (Note 11)		2,144		2,126
HASA collateralized loan (Note 23)		1,910		1,228
Debt issuance costs (vi)		(875)		(910)
Debt issuance costs (vii)		(1,197)		(1,016)
Uncollateralized Loan Agreement (iii)		—		14,636
Collateralized Notes (iii)		—		23,785

	Ps.	187,234	Ps.	196,655

Long-term debt
APSA Non-Convertible Notes (ii)	Ps.	511,420	Ps.	525,180
APSA Convertible Notes (ii) (Note 11)		46,856		47,910
IRSA Non-Convertible (i)		453,750		463,950
HASA collateralized loan (Note 23)		16,102		17,900
Seller financing (iv)		9,075		76,841
Debt issuance costs (vii)		(4,605)		(4,823)
Debt issuance costs (vi)		(6,705)		(7,580)
Uncollateralized Loan Agreement (iii)		—		35,164
Bank loans (v)		81,402		6,133
Mortgage loans (viii)		12,431		—
Collateralized Notes (iii)		—		57,191

	Ps.	1,119,726	Ps.	1,217,866

(i)	See Note 10 for additional details.
(ii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (the APSA Non-Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment was paid for U$S 4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year as from December 11, 2007. On June 11, 2008 the second interest installment was cancelled for Ps. 8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. During the fiscal year, APSA repurchased 1,818,000 Series II Notes for US$ 1.5 million. This transaction resulted in a gain of Ps. 0.9 million, disclosed in the line item “Gain on repurchase of debt” in Financial results, net.

On July 19, 2002, APSA, issued an aggregate amount of US$ 50.0 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued)

and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified as non-current in these consolidated financial statements. During fiscal years 2007 and 2006, holders of approximately US$ 0.01 million and US$ 0.05 million Convertible Notes exercised their conversion rights and, as a result, APSA issued 101,580 and 1,539,000 common shares, respectively. During fiscal year 2008 the holders of the Convertible Notes didn’t exercised their conversion rights and, as a result, APSA didn’t issue any shares of common stock. As of June 30, 2008 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2008 amounts to US$ 47.2 million, of which US$ 31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations. Subsequent to year end, on July 21, 2008 the twelfth interest installment was cancelled by an amount of US$ 2.3 million.

(iii)	The Collateralized Notes and the Uncollateralized Loan Agreement were paid as of June 30, 2008. As of June 30, 2007 the balances related to (i) current and non current portion of the Collateralized Notes originally due November 2009 and (ii) the current and non current portion of the Uncollateralized Loan Agreement originally due November 2009.
(iv)	As of June 30, 2008 the balance mainly includes: (a) Ps. 6,053 corresponding to the amount owed for the acquisition of Empalme S.A.I.C.F.A. y G. This loan accrues interest at 6% per annum, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On December 11, 2008 the fourth principal installment was paid; (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See note 2.g.) and (c) US$ 3,000 related to the debt for purchase of additional interest in Mendoza Plaza Shopping S.A. (See note 2.g.).
(v)	The outstanding balance at June 30, 2008 includes mainly the following loans:

(a)	Several loans of APSA’s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Ciudad de Buenos Aires, CMF, BST, BNP Paribas, Supervielle and Comafi banks.
(b)	Debt for purchase of Edificio República (See note 2.g.).

(vi)	Related to IRSA non-convertible notes.
(vii)	Related to APSA non-convertible notes.
(viii)	As of June 30, 2008 relates to the debt for the purchase of Beruti plot of land, which is guaranteed by a mortgage over the plot of land. As of June 30 2007, under current debt, it included a debt from Shopping Neuquén S.A. which was guaranteed by a mortgage over the plot of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Taxes payable:

	As of June 30,
	2008		2007
Current
Income tax provision, net	Ps.	39,638	Ps.	38,743
VAT payable		17,578		9,912
MPIT		3,558		1,661
Gross revenue tax		3,442		4,226
Provision for tax on shareholders’ personal assets		2,850		3,163
Income tax withholdings		685		5,520
VAT withholdings		418		178
Other		8,539		1,309

	Ps.	76,708	Ps.	64,712

Non-Current
Deferred income tax (Note 17)	Ps.	31,065	Ps.	27,300
Gross revenue tax		4,262		2,256

	Ps.	35,327	Ps.	29,556

k.	Other liabilities:

	As of June 30,
	2008		2007
Current
Loans with shareholders of related parties	Ps.	39,166	Ps.	19,909
Accrual for directors fees (Note 11) (iii)		13,821		13,089
Payables to Nationals Parks Administration (Note 21)		10,189		—
Related parties (Note 11)		6,036		4,874
Provision for donations committed (Note 11)		4,656		4,363
Derivative financial instruments (Note 14)		4,600		—
Below market leases (Note 3.g.)		3,811		—
Guarantee deposits		3,666		4,029
Provision for contingencies (Note 29.c.) (i)		1,787		7,595
Contributed leasehold improvements (ii)		1,015		526
Others		6,057		7,271

	Ps.	94,804	Ps.	61,656

Non-Current
Loans with shareholders of related parties	Ps.	10,588	Ps.	10,826
Contributed leasehold improvements (ii)		10,055		10,421
Provision for contingencies (Note 29.c.) (i)		7,899		12,732
Below market leases (Note 3.g.)		5,390		—
Guarantee deposits		4,049		2,851
Related parties (Note 11)		20		20
Others		568		2,150
Less:
Present value – other liabilities		(285)		(136)

	Ps.	38,284	Ps.	38,864

(i)	This reserve relates to labor, tax and other miscellaneous matters. This balance also includes reserves the claims related to Shopping Neuquén further discussed in Note 20. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Other liabilities (continued)

(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2008 and 2007.
(iii)	Net of advances for Ps. 1,837 and Ps. 1,375 for the years ended June 30, 2008 and 2007.

l.	Mortgage payables

	As of June 30,
	2008	2007
Current
Mortgage payable Llao Llao (Note 13)	Ps.2,919	Ps.2,783
Mortgage payable Bouchard 710 (i)	—	14,755

	Ps.2,919	Ps.17,538

Non-Current
Mortgage payable Llao Llao	Ps.1,538	Ps.4,557

	Ps.1,538	Ps.4,557

(i)	As of June 30, 2008 the mortgage for the purchase of the Bouchard 710 Building was totally paid.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2008, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2006, 2007 and 2008:

	Common Stock			Approved by
	Shares issued	Par value	Additional paid-in- capital	Body	Date	Date of registration
Balances as of June 30, 2006	Ps.435,448,510	Ps.435,448	Ps.659,911

Conversion of debt into common shares (Note 10.a)	16,640,658	16,641	11,252	Board of Directors Meeting	September, 29, 2006, January 11, April 11, June 29 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration
Exercise of warrants (Note 10.a)	12,879,988	12,880	13,078

Balances as of June 30, 2007	Ps.464,969,156	Ps.464,969	Ps.684,241

Conversion of debt into common shares	34,582,162	34,582	24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants	79,125,142	79,125	84,291

Balances as of June 30, 2008	Ps.578,676,460	Ps.578,676	Ps.793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing (formerly known as “Credit Card Operations”), Hotel Operations and Financial Operations and Others.

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

•	Shopping Centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing

This segment was formerly known as “Credit Card Operations”. The Company modified its name to better reflect the nature of operations included in this segment. However, there was no change in the way the business is managed and reviewed. This segment includes the origination of loans and credit card receivables and related securitization programs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The accounting policies of the segments are the same as those described in Note 3.

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and Other Non- Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	100,989	Ps.	345,395	Ps.	291,030	Ps.	148,847	Ps.	1,170	Ps.	1,084,242
Costs		(150,894)		(25,818)		(99,175)		(129,025)		(84,220)		(529)		(489,661)

Gross profit		45,917		75,171		246,220		162,005		64,627		641		594,581
Gain from valuation of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(111,415)		(16,608)		—		(163,986)
Administrative expenses		(21,849)		(22,028)		(39,150)		(66,988)		(29,979)		—		(179,994)
Net loss from retained interest in securitized receivables		—		—		—		(1,261)		—		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income (loss)		19,270		52,289		182,261		(17,659)		18,040		641		254,842
Amortization of goodwill		488		1,782		(390)		(242)		—		—		1,638
Loss on equity investees		(1,065)		—		(33)		—		(23)		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(375)		(5,884)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		3,800		(5,713)		(8,704)		(5,642)

(Loss) Income before taxes and minority interest		10,191		44,002		163,228		(14,476)		6,420		(48,478)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(1,522)		(4,010)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		7,458		863		125		(27,900)

Net (loss) income		12,012		45,681		51,889		(8,540)		3,273		(49,440)		54,875
Acquisitions of fixed assets and intangible assets		3,118		442,585		250,887		6,822		40,077		—		743,489
Depreciation and amortization (b)		577		24,908		73,185		1,888		13,283		—		113,841
Non-current investments in affiliated companies		—		—		—		—		—		318,250		318,250
Operating assets		436,392		999,060		1,642,341		113,052		233,613		—		3,424,458
Non-operating assets		26,519		57,433		62,649		21,068		18,426		861,419		1,047,514

Total assets	Ps.	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	134,120	Ps.	252,039	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		205,671		33,115		—		615,703
Non-operating liabilities		247,320		209,399		662,174		75,714		199,813		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	281,385	Ps.	232,928	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2007:

	Development and Sale of Properties		Office and Other Non-Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	75,751	Ps.	55,683	Ps.	270,266	Ps.	212,965	Ps.	122,681	Ps.	1,410	Ps.	738,756
Costs		(57,823)		(16,699)		(91,112)		(76,251)		(68,960)		(802)		(311,647)

Gross profit		17,928		38,984		179,154		136,714		53,721		608		427,109
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(61,966)		(12,175)		—		(113,709)
Administrative expenses		(19,624)		(16,827)		(32,717)		(45,366)		(26,893)		—		(141,427)
Net income from retained interest in securitized receivables		—		—		—		3,254		—		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		19,626		124,832		32,636		14,653		608		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		—		(412)		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		825		(5,268)		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		3,034		160		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		14,414		86,640		36,495		9,133		81,519		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(15,455)		(3,102)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(8,719)		(1,400)		—		(32,449)

Net (loss) income		(12,906)		12,101		23,842		12,321		4,631		67,108		107,097
Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		—		57,115		—		480,971
Depreciation and amortization (b)		39		16,256		67,046		1,297		12,358		—		96,996
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853
Operating assets		508,742		675,321		1,336,166		139,657		202,113		—		2,861,999
Non-operating assets		30,516		24,662		39,073		18,771		6,318		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	158,428	Ps.	208,431	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		165,713		23,304		—		503,178
Non-operating liabilities		278,615		247,763		734,370		44,722		153,117		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	210,435	Ps.	176,421	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Development and Sale of Properties		Office and Other Non-Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	215,003	Ps.	122,969	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(77,382)		(43,933)		(57,971)		(1,358)		(243,831)

Gross profit		49,766		21,578		137,621		79,036		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(15,700)		(30,900)		(10,688)		—		(60,105)
Administrative expenses		(12,807)		(11,315)		(25,837)		(25,925)		(20,998)		—		(96,882)
Net income from retained interest in securitized receivables		—		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		—		446		—		12,616

Operating income		44,277		11,862		105,583		24,836		14,552		56		201,166
Amortization of goodwill		—		—		(856)		(224)		—		—		(1,080)
(Loss) Gain on equity investees		—		—		(1,599)		—		146		43,110		41,657
Financial results, net		(5,383)		(4,579)		(23,273)		106		(1,935)		(5,862)		(40,926)
Other expenses, net		—		—		(9,636)		(125)		(415)		(8,087)		(18,263)

Income before taxes and minority interest		38,894		7,283		70,219		24,593		12,348		29,217		182,554
Income tax and MPIT		(2,053)		(2,451)		(40,220)		(8,238)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(14,582)		(7,374)		(4,157)		—		(27,190)

Net income		36,841		3,755		15,417		8,981		4,339		27,240		96,573
Acquisitions of fixed assets and intangible assets		619		320		29,524		3,586		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		62,337		815		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		—		265,082		265,211
Operating assets		386,740		359,725		1,139,767		74,148		145,796		—		2,106,176
Non-operating assets		49,624		46,158		18,536		10,655		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,158,303	Ps.	84,803	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		129,653		97,969		21,281		—		316,774
Non-operating liabilities		81,414		72,126		243,303		13,272		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	372,956	Ps.	111,241	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2008		2007		2006
Gain from operations and holdings of real estate assets, net	Ps.	2,670	Ps.	2,568	Ps.	12,616

	Ps.	2,670	Ps.	2,568	Ps.	12,616

8.	Financial results, net:

	Year ended June 30,
	2008		2007		2006
Generated by assets:
Interest income	Ps.	42,169	Ps.	22,197	Ps.	12,312
Foreign exchange gain (loss)		1,386		(4,893)		21,546
Gain on derivative instruments (Note 14)		(2,689)		665		2,942
Interest on discounting assets		(4,807)		(31)		456
Net unrealized (loss) gain on investments and others		(31,330)		53,441		10,782

	Ps.	4,729	Ps.	71,379	Ps.	48,038

Generated by liabilities:
Interest expense and others (Note 29.f.)	Ps.	(100,220)	Ps.	(66,642)	Ps.	(49,710)
Foreign exchange gain (loss)		19,246		(749)		(39,274)
Gain on repurchase of debt (Note 29.f.)		116		—		—
Interest on discounting liabilities		(613)		111		20

		(81,471)		(67,280)		(88,964)

Financial results, net	Ps.	(76,742)	Ps.	4,099	Ps.	(40,926)

9.	Other expenses, net:

	Year ended June 30,
	2008		2007		2006
Other income:
Recovery of allowance for doubtful accounts and lawsuit, net	Ps.	6,215	Ps.	—	Ps.	8
Gain on cancellation of liabilities		3,015		3,127		—
Easement income (i)		—		—		2,428
Other		1,172		1,892		822

	Ps.	10,402	Ps.	5,019	Ps.	3,258

Other expenses:
Provision for contingencies	Ps.	(6,684)	Ps.	(3,031)	Ps.	(373)
Tax on shareholders’ personal assets		(5,885)		(7,110)		(5,848)
Donations		(6,850)		(7,390)		(2,921)
Recovery (loss) on fire damages (net of insurance recoveries)		2,646		1,773		(5,788)
Unreimbursed expenses		2,002		(298)		(1,743)
Unrecoverable VAT		(1,098)		(2,252)		(2,743)
Other		(175)		(811)		(2,105)

		(16,044)		(19,119)		(21,521)

Other expenses, net	Ps.	(5,642)	Ps.	(14,100)	Ps.	(18,263)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping S.A. had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping S.A. acquired from Riocruz S.C.S. the retail space where the C&A store was located, and consequently, the easement agreement was terminated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

10.	Issuance of IRSA Notes

a)	IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100,000 of 8% convertible notes due November 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85,000 in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provided for an original conversion price of US$ 0.55713, which only could be adjusted as a result of anti-dilution provisions. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants was also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs. As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005, 2006, 2007 and 2008, certain holders of IRSA Convertible Notes (aggregating US$ 99,900) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares, 55,961,675 shares 16,640,658 and 34,582,162 shares of common stock, respectively. During the years ended June 30, 2004, 2005, 2006, 2007 and 2008 the Company also issued 183,296,821 shares of common stock in exchange for US$ 119,900 in cash as a result of the exercise of warrants.

The IRSA Convertible Notes were fully paid as of June 30, 2008.

b)	IRSA Non-Convertible Notes

In February 2007, the Company issued US$ 150,000 of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$ 200,000 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the IRSA Non-Convertible Notes is fully paid at maturity.

The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction / caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Comercializadora Los Altos S.A.	Subsidiary of E-Commerce Latina S.A., an equity investee of the Company	Sales and developments	Ps.	—	Ps.	—	Ps.	2	Ps.	—	Ps.	—
BHSA	Equity investee of the Company (i) (vii)	Other receivables and prepaid expenses (current)		—		—		—		7		113
		Investments (current)		—		—		—		1,286		2,073
		Results from holding and operations		—		12		49		—		—
		Interests and exchange differences		(2)		—		—		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(1)		(1)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(22)		(22)
		Other liabilities (current)		—		—		—		(29)		(56)
BACSA	Equity investee of the Company and subsidiary of BHSA (i)	Accounts receivable, net (current)		—		—		—		18		56
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Accounts receivable, net (current)		—		—		—		765		430
		Other receivables and prepaid expenses (current)		—		—		—		4,335		1,895
		Trade accounts payable (current)		—		—		—		(621)		(232)
		Trade accounts payable (non-current)		—		—		—		—		(41)
		Other liabilities (current)		—		—		—		(830)		(919)
		Short and long-term debt - IRSA Convertible Notes		—		—		—		—		(37,495)
		Accrued interest		—		(2,960)		(7,124)		—		—
		Sales and developments		1,198		2,146		607		—		—
		Interests and exchange differences		1		—		—		—		—
		Cost of services		—		(390)		—		—		—
Dolphin Fund PLC	Related party (iii)	Accrued interest				1,400		—		—		—
		Investments (current)		—		—		—		58,072		96,687
		Results from holding and operations		(37,800)		46,817		(32)		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Estudio Zang (legal advisory)	Shareholders of law firm are directors	Cost of legal services	Ps.	(3,820)	Ps.	(3,286)	Ps.	(1,612)	Ps.	—	Ps.	—
	of the Company	Other receivables and prepaid expenses (current)		—		—		—		14		—
		Other liabilities (current)		—		—		—		(278)		—
		Trade accounts payable (current)		—		—		—		(264)		(303)
Fundación IRSA	(iv)	Donations		(4,805)		(2,543)		(2,597)		—		—
		Sales and developments		—		—		14		—		—
		Other liabilities (current) - Provision for donations committed		—		—		—		(4,656)		(4,363)
		Accounts receivable, net (current)		—		—		—		14		14
		Other receivables and prepaid expenses (current)		—		—		—		5		4
Puerto Retiro S.A.	Equity investee of the Company (i)	Accounts receivable, net (current)		—		—		—		47		—
		Other receivables and prepaid expenses (current)		—		—		—		26		—
Cactus S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		10		5
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		4		1
Managers, Directors and other staff of the Company	(ii)	Accounts receivable, net (current) - Director’s Guarantee deposits		—		—		—		1		101
		Other receivables and prepaid expenses (current) (Personnel loans)		—		—		—		1,598		1,266
		Other receivables and prepaid expenses (non-current) (Personnel loans)		—		—		—		4		84
		Trade accounts payable (current)		—		—		—		(31)		(78)
		Other liabilities (current)		—		—		—		—		(931)
		Expenses to be recovered		(422)		(520)		8				—
		Interest and exchange differences		13		(5)		(7)				—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction /caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Consultores Assets Management S.A.	(v)	Accounts receivable, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	262	Ps.	193
		Other receivables and prepaid expenses (current)		—		—		—		16		48
Museo de los Niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		143		57
		Accounts receivable, net (current)		—		—		—		21		21
Parque Arauco S.A.	Shareholder of APSA	Accrued interest		(3,720)		(4,887)		(7,787)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(2,142)		(2,124)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(46,804)		(47,856)
Directors	Related party	Other liabilities (current), - Accrual for directors fees		—		—		—		(13,821)		(13,089)
		Administrative expenses		(8,613)		(14,727)		(14,859)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(1)		(1)
		Other receivables and prepaid expenses (current)		—		—		—		107		—
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(30)		(32)
		Accounts receivable, net (current)		—		—		—		—		72
		Other liabilities (current)		—		—		—		—		(519)
		Customer advances (current)		—		—		—		(229)		—
		Other liabilities (non-current)		—		—		—		(20)		(20)
Canteras Natal Crespo S.A.	Equity investee of the Company (vi)	Accounts receivable, net (current)		—		—		—		57		23
		Other receivables and prepaid expenses (current)		—		—		—		577		—
		Other liabilities (current)		—		—		—		—		(223)
		Other receivables and prepaid expenses (current)		—		—		—		—		275
		Trade accounts payable (current)		—		—		—		—		(1)
		Interest and exchange differences		45		—		—		—		—
CYRSA S.A.	Equity investee of the Company (vi)	Accounts receivable, net (current)		—		—		—		545		—
		Other receivables and prepaid expenses (current)		—		—		—		712		—
		Trade accounts payable (current)		—		—		—		(183)		—
		Other liabilities (current)		—		—		—		(88)		—
		Interest and exchange differences		43		—		—		—		—
Metroshop S.A.	Equity investee of APSA (vi)	Other receivables and prepaid expenses (current)		—		—		—		19,028		8,320
		Other liabilities (current)		—		—		—		(4,811)		(2,226)

(i)	The Company is a shareholder of BHSA, BACSA and Puerto Retiro S.A.
(ii)	The Company provided loans and advances to employees, the balances of which amounted to Ps. 1,602 and Ps. 1,350 as of June 30, 2008 and 2007, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open-ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of the Board.
(vi)	The Company exercises joint control over Metroshop (through APSA), Canteras Natal Crespo, Rummaala and CYRSA.
(vii)	Includes BHSA Directors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2008	2007	2006	2008	2007	2006
BACSA	Equity investee of the Company and subsidiary of BHSA	Expenses recovery	48	48	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Shared services	526	734	257	783	173	116
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Expenses recovery	331	130	150	164	145	66
Fundación IRSA	(i)	Director’s fees	—	14	14	—	—	—
Consultores Assets Management S.A.	(ii)	Expenses recovery	49	50	34	—	—	—
Personnel	Employees	Interests	—	9	8	—	—	—

(i)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of the Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2008 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	298,236	Ps.	18,917	Ps.	13,405	Ps.	2,068	Ps.	111,098	Ps.	11,845	Ps.	38,973	Ps.	325,326	Ps.	819,868
Accounts receivable, net		48,997		25,983		17,293		12,865		10,395		80,379		500		—		196,412
Other receivables and prepaid expenses		58,781		38,392		3,762		4,078		28,317		379		3,639		111,997		249,345

	Ps.	406,014	Ps.	83,292	Ps.	34,460	Ps.	19,011	Ps.	149,810	Ps.	92,603	Ps.	43,112	Ps.	437,323	Ps.	1,265,625

Liabilities
Trade accounts payable	Ps.	179,340	Ps.	40,904	Ps.	1,361	Ps.	1,302	Ps.	48,515	Ps.	7,666	Ps.	11,490	Ps.	6,625	Ps.	297,203
Customer advances		30,256		39,015		14,058		16,727		94,587		2,746		1,782		4,210		203,381
Salaries and social security payable		27,696		2,825		2,092		36		—		1,085		221		—		33,955
Mortgage payables		711		723		736		749		1,538		—		—		—		4,457
Short and long term debt		119,261		21,927		11,653		26,066		1,119,726		8,236		91		—		1,306,960
Taxes payable		21,240		48,368		3,725		3,373		5,295		2		—		30,032		112,035
Other liabilities		8,030		30,055		1,176		4,458		30,014		381		50,702		8,272		133,088

	Ps.	386,534	Ps.	183,817	Ps.	34,801	Ps.	52,711	Ps.	1,299,675	Ps.	20,116	Ps.	64,286	Ps.	49,139	Ps.	2,091,079

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	140,542	Ps.	—	Ps.	132,782	Ps.	—	Ps.	110,120	Ps.	436,424	Ps.	819,868
Accounts receivable, net		654		266		17,263		283		168,100		9,846		196,412
Other receivables and prepaid expenses		1,676		261		1,596		3,178		105,759		136,875		249,345

	Ps.	142,872	Ps.	527	Ps.	151,641	Ps.	3,461	Ps.	383,979	Ps.	583,145	Ps.	1,265,625

Liabilities
Trade accounts payable	Ps.	—	Ps.	5,444	Ps.	41	Ps.	—	Ps.	242,021	Ps.	49,697	Ps.	297,203
Customer advances		—		3,443		300		—		104,284		95,354		203,381
Salaries and social security payable		1,819		—		24,016		—		8,120		—		33,955
Mortgage payables		2,919		1,538		—		—		—		—		4,457
Short and long term debt		131,959		1,124,141		32,910		—		22,364		(4,414)		1,306,960
Taxes payable		604		2,111		2		—		76,102		33,216		112,035
Other liabilities		16,114		10,383		14,976		482		63,714		27,419		133,088

	Ps.	153,415	Ps.	1,147,060	Ps.	72,245	Ps.	482	Ps.	516,605	Ps.	201,272	Ps.	2,091,079

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2008, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A.C.I. y N, whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.5 million at June 30, 2008.

(ii)	The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2008
Suipacha 652	11,840
Plots of land in Bariloche	21,900
Sheraton Libertador Hotel	36,966
Caballito plot of land	5,201
Beruti plot of land	52,030
Edificio República	228,767

(iii)	The Company has pledged shares of Rummaala and Empalme under certain obligations.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 2.0 million in total.

(v)	Certificates of Participation (retained interest in securitization programs) aggregating Ps. 68.8 million were pledged under certain obligations.

(vi)	As part of the secuitization program a portion of the proceeds amouting to Ps. 19.4 million was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

14.	Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from Derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forwards contracts	Bank	Amount	Maturity	Loss
Open transactions
Purchase of US$	Citibank	2,000	10.31.08	Ps.	(325)
Purchase of US$	Citibank	7,000	01.30.09		(1,020)
Purchase of US$	Itau	9,000	01.30.09		(1,369)
Purchase of US$	Santander	2,000	07.31.08		(350)
Purchase of US$	Santander	4,000	10.31.08		(656)
Purchase of US$	Santander	6,000	01.30.09		(880)

Subtotal				Ps.	(4,600)

Closed transactions					500

Loss from derivative instruments				Ps.	(4,100)

From time to time the Company may enter into derivative financial instruments for trading purposes. During the current fiscal year the Company subscribed future purchase of gold contracts.

As of June 30, 2008, the Company does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of June 30, 2007 the Company had 30 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 0.7. As guarantee for such contracts, the Company had deposits in the amount of US$ 81 (equivalent to Ps. 247).

During the years ended June 30, 2008, 2007 and 2006, the Company recognized Ps. 2,689 loss, Ps. 665 gain and Ps. 2,942 gain related to these contracts

15.	Mortgage receivable securitization

In December 2001, the Company, and certain subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The Trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

As of June 30, 2008, the value of Class D Participation Certificates amounted to Ps. 653. Class A, B, and C Certificates have been totally amortized at year end.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

16.	Tarshop credit card receivables securitization (continued)

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “Guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as “Investments” in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

As of June 30, 2008 the Company has thirty one securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,440 million of its customer credit card and personal loans receivable balances to Trusts in exchange for Ps. 1,231.4 million in cash proceeds, Ps. 74.4 million variable rate interest TDFs, and Ps. 134.3 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 1,231.5 million TDFs which pay the variable interest rate published by Argentine Central Bank, known as “BADLAR” plus a spread between 2% and 4% for TDFs “A” and between 4% and 6% for TDFs “B”, with a floor in the range of 11.5% to 17% for TDFs “A” and 12.5% to 18% for TDFs “B”, a cap between 19% and 25% for TDFs “A” and from 19% to 26% for TDFs “B”. Additionally, one of the Trusts issued TDFs A at a fixed interest rate of 11.5%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves for losses amounting to Ps. 19.4 million

17.	Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Current income and MPIT expense	Ps.114,480	Ps.49,751	Ps.51,858
Deferred income tax expense	(36,368)	37,788	6,933

Income and MPIT expense	Ps. 78,112	Ps.87,539	Ps.58,791

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

Deferred tax assets (liabilities):	Balances as of beginning of year		Changes for the year (ii)		Balances at year-end
Cash equivalents	Ps.	583	Ps.	(583)	Ps.	—
Investments		(24,864)		18,882		(5,982)
Accounts receivable		9,641		(2,339)		7,302
Other receivables and prepaid expenses		59,563		4,445		64,008
Inventory		(26,849)		19,723		(7,126)
Fixed assets		(29,849)		(15,877)		(45,726)
Intangible assets		(202)		48		(154)
Short-term and long-term debt		(5,015)		272		(4,743)
Liabilities		9,474		7,759		17,816
Tax loss carryforwards (i)		8,965		10,658		19,623
Valuation allowance		(3,345)		(2,683)		(6,028)

Net deferred income tax (liability) asset	Ps.	(1,898)	Ps.	40,888	Ps.	38,990

(i)	As of June 30, 2008, the Company and its subsidiaries had accumulated tax loss carryforwards of Ps. 56,066, which expire at various dates through 2013.
(ii)	Includes the effect of deferred taxes of the acquisition of BankBoston Building, Museo Renault and Mendoza Plaza Shopping minority interest, which do not impact earnings of the year

Income tax expense for the years ended June 30, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2008		2007		2006
Pretax income	Ps.	160,887	Ps.	227,085	Ps.	182,554
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		56,310		79,480		63,894
Non-deductible expenses		22,816		5,888		4,416
Gain on equity investees		4,623		(14,009)		(14,580)
Change in valuation allowance		(9,645)		(32,019)		(14,453)
Inflation adjustment		6,352		35,449		17,566
Others, net		(2,344)		12,750		1,948

Income and MPIT expense	Ps.	78,112	Ps.	87,539	Ps.	58,791

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps	.54,875	Ps.	107,097	Ps.	96,573
Plus: income impact of assumed conversions:
Interest expense on convertible debt		—		6,174		11,832
Foreign currency exchange loss on convertible debt		—		38		10,836

Net income available to common shareholders plus assumed conversions	Ps.	54,875	Ps.	113,309	Ps.	119,241

Denominator:
Weighted-average number of shares outstanding	Ps.	549,277	Ps.	444,904	Ps.	379,506
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		—		113,690		143,130

Adjusted weighted-average number of shares	Ps.	549,277	Ps.	558,594	Ps.	522,636

Basic and diluted EPS:
Basic EPS	Ps.	0.10	Ps.	0.24	Ps.	0.25
Diluted EPS	Ps.	0.10	Ps.	0.20	Ps.	0.23

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2008	2007	2006
Cash and banks	161,748	218,356	103,018
Current investments	383,444	638,351	130,420

Total cash and banks and current investments as per balance sheet	545,192	856,707	233,438
Less: Items not considered cash and cash equivalents
- Mutual funds	61,099	115,776	54,241
- Retained interest in securitized mortgage receivables	—	106	184
- Government bonds	21,429	6,620	1,287
- Retained interests in securitized receivables	45,683	22,104	10,319
- Mortgage bonds issued by BHSA.	1,286	2,073	2,704
- United States Treasury Bond	24,448	—	—
- TDFs	2,243	—	—
- Other investments	—	1,505	763

Cash and cash equivalents as shown in the consolidated statement of cash flows	389,004	708,523	163,940

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

20.	Shopping Neuquén S.A.

APSA´s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, Shopping Neuquén S.A. had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

21.	Llao Llao Resorts S,A,

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2,870 in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3,799 including interest, penalties and attorney’s fees. In March 2004, LLH paid NPA $9,156 in cash and Argentine EDBs. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,189 as of June 30, 2008, such amount being recorded in Other current liabilities – Payable to National Parks Administration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

22.	BHSA exposure to public sector

As discussed in Note 3.c., the Company has a 11.76% equity interest in BHSA.

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine Government issued two types of bonds to banks. BHSA sought compensation in the amounts of US$ 360,811 in BODEN 2012 “compensation bonds” and US$ 832,827 in BODEN 2012 “coverage bonds”. In September 2002 and October 2005, the BCRA credited US$ 344,050 and US$ 16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$ 1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification in 2002. In September 2005, the subscription process for BODEN 2012 coverage bonds commenced. As of June 30, 2008, the subscription amounts to US$ 773,533.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 (through Dossier 27.551/07) to purchase US$ 59,294 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of Ps. 47,098 and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

As of June 30, 2008, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,687,281. On the other hand, liabilities from BCRA amount to Ps. 199,154, representing advances to subscribe BODEN 2012 bonds. The net exposure to the public sector (without considering liquid assets in BCRA accounts) amounts to Ps. 2,488,126 and Ps. 3,053,622 as of June 30, 2008 and 2007, respectively. BHSA intends to use a portion of the assets receivable with the public sector towards the subscription of BODEN 2012 coverage bonds.

For the year ended June 30, 2007, a BCRA ruling established that the total exposure of any bank to the non-financial public sector must not be higher than 40% of the total bank’s assets measured as of the last day of the last month prior to measurement date. For the year ended June 30, 2008, the BCRA reduced the limit to 35%. BHSA was in compliance with these limits for all years presented aggregating 26% and 32% as of June 30, 2008 and 2007, respectively.

23.	Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest was payable at a fixed rate of 12.07% per annum for the period March 15, 2006 through September 15, 2006. As from September 15, 2006, interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points. As of the date of these financial statements the two first installments were paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

24.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work had been finished. As of the issuance date of these financial statements, the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts, as of the date of these financial statements, to Ps. 10.5 million.

25.	Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.4 million and Ps 0.2 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company’s contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability; and

(iii)	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by the Company only if he or she has participated in the Plan for at least 5 years.

26.	Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.g, APSA acquired Empalme in December, 2006. Prior to APSA´s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 17,8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events

Barter with CYRSA S.A.

In July 2008 APSA entered into a barter agreement with CYRSA pursuant to which APSA, subject to certain closing conditions, would surrender to CYRSA its right to construct a building over a preexisting structure (owned by a third party) in exchange for a de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

Acquisition of shareholdings of a Company

On July 2, 2008, the Company acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space.

Also, the Company acquired the right (the “put right”) to sell the 50% acquired in an exercisable period from 6 months after this transaction until 3 years anniversary of this transaction.

Additionally, the Company acquired the right of first offer to purchase the 60% of the 5% currently held by one of the shareholders of Metropolitan.

Subsequent events Tarshop S.A.

•

On July 30, 2008, Tarshop S.A. obtained a loan of Ps. 4,500 from Banco CMF S.A., payable in six, equal, monthly and consecutive installments, the first of which will fall due in February 2009. Such loan accrues interest at a variable rate.

In security of repayment, the Company created a security interest on the Certificate of the Financial Trust Shopping Card Series XXIX (certificates of participation).

•	On July 2, 2008 and August 15, 2008, Financial Trust Shopping Card Series 44 and 45, respectively, were placed.

Until the close of fiscal year 2007, Financial Trust Shopping Card, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1.207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact on such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. Apart from that, Tarshop S.A. has considered such effect upon determining the recoverable values of their holding of Certificates of Participation.

Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

•	To apply 5% of the income for the year ended June 30, 2008 to the Legal Reserve;

•

That the balance of the income accounts of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company’s reality. It is, therefore, essential to protect the shareholders’ interests from the sudden fluctuations of quotation prices;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

•

That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to $ 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

•

The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

Meeting of Shareholders of APSA held on October 31, 2008

On October 31, 2008 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements for the fiscal year ended June 30, 2008.

•	Appropriation of a cash dividend of Ps. 60,238 prior to deducting 5% from the results for legal reserve.

Acquisition of Company´ shares by Cresud S.A.C.I.F. y A.

During the quarter and up to December 17, 2008, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 32,539,475 and 36,172,530 additional shares of the Company, respectively. Consequently, Cresud´ share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 47.76% and 54.01% as of September 30 and December 17, 2008, respectively. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

Financial and capital markets situation

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

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. As of the date of these financial statements, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions as necessary.

In addition, the Company and its subsidiaries have experienced declines in their respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic state of the economy and is not related to the operating performance of the Company. The stability of the Company’s shopping center and office buildings tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the current credit crisis as of the date of these financial statements. The Company notes that the stock prices have declined due to reasons unrelated to the Company’s business fundamentals. As of the date of these financial statements, management believes that these declines are temporary.

Furthermore, as discussed in Note 3.c., the Company have a 11,76 % equity interest in Banco Hipotecario as of June 30, 2008 and carried this investment under the equity method of accounting. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps. 239.6 million and could might record new losses for the rest of the fiscal year. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in compliance with regulatory guidelines as of June 30, 2008 and thereafter.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

The Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying of the Company’s business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

The Company´s business segment affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities through the indirect subsidiary Tarshop.

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

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. The Company evaluated all available evidence and increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. As discussed before, the Company contributed Ps. 60.0 million and increased its interest from 80% to 93.4% as of November 30, 2008. The Company has committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including a loan of Ps. 86 million already contributed. The Company is currently evaluating the appropriateness of capitalizing such loans.

The Company has taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect its current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

Irrevocable contributions to PAMSA

As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 90.9 million and Ps. 19.7 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

Capital increase and loans in Tarshop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60 million by increasing the Tarshop S.A. shareholding from 80% to 93.4%.

Several measures were implemented since then to complement the financial support via the direct advising from APSA´s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

(i)	Structure redesigning of distribution channels.

(ii)	Changes in cash loans and direct financing plans at stores.

(iii)	Renegotiation of terms and conditions with member stores.

Subsequent to June 30, 2008 within the changing general environment and following the strategic plan implemented and carried out by APSA, loans were given to Tarshop S.A. in a total of Ps. 86 million with the purpose of improving its financial position taking into account that Tarshop S.A. develops trust activities and that such segment is undergoing quite a particular moment. APSA is currently evaluating the convenience of capitalizing such loans.

Fideicomisos Financieros Tarjeta Shopping

On July 2, 2008 and August 15, 2008, Financial Trust Shopping Card Series XLIV and XLV, respectively, were placed.

Until the end of fiscal year 2007, Fideicomisos Financieros Tarjeta Shopping, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact of such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. However, Tarshop S.A. has considered such effect upon determining the recoverable values of its holding over Certificates of Participation.

Purchase of the Anchorena street building

On August 7, 2008, the Company subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a total surface area of 2,875,9 sq., located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2.0 million to be paid as follows: i) US$ 1.0 million were paid on account of the price at the time of signing the preliminary purchase contract; ii) US$ 0.5 million will be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

On August 7, 2008, the Company subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million payable as follows: i) US$ 0.3 million on account of the price paid at the time of the signature of the preliminary sales contract; ii) US$ 0.5 million to be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

Barter transaction with Condominios del Alto S.A.

On November 27, 2008, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay APSA US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

Repurchase of APSA Notes

As subsequent event, APSA repurchased Series II Non-Convertible Notes for a face value of US$ 3.0 million. Such repurchase generated an income of Ps. 2.5 million. Series II Non-Convertible Notes repurchased amount to US$ 4.8 million.

On November 25, 2008, APSA reported the repurchase of Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.3978438 per Note and for a total amount of US$ 2.0 million.

IRSA´s and Cresud´s purchase of APSA Notes

On November 25, 2008, Cresud S.A.C.I.F. y A. reported that, as of that date, it has acquired APSA’s Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2.1 million. As of the same date, IRSA acquired APSA´s Series I Non-Convertible Notes for a face value of US$ 8.0 million, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3.2 million.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as previously discussed in Note 2.d., the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

I. Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2008		2007		2006
Net income under Argentine GAAP	Ps.	54,875	Ps.	107,097	Ps.	96,573

US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		9,979		4,229		23,753
Accounting for marketable securities (Note 28.I.(b))		45,238		(49,105)		(6,262)
Depreciation of fixed assets (Note 28.I.(c))		541		541		(1,210)
Pre-operating and organization expenses (Note 28.I.(d))		(1,061)		694		1,120
Depreciation and amortization expense (Notes 28.I.(e) and (g))		3,809		6,477		2,715
Securitization accounting (Note 28.I.(f))		4,455		2,101		(6,739)
Present-value accounting (Note 28.I.(h))		4,661		(87)		(333)
Reversal of previously recognized impairment losses (Note 28.I.(i))		1,572		1,905		(7,431)
Accounting for IRSA Convertible Notes (Note 28.I.(j))		(466)		(2,047)		(6,758)
Reversal of loss recognized on troubled debt restructuring (Note 28.I.(k))		6,908		3,756		3,081
Accounting for real estate barter transactions (Note 28.I.(l))		17,332		—		(44,172)
Reversal of loss (gain) from valuation of inventories at net realizable value (Note 28.I.(m))		145		(891)		(3,705)
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 28.I.o)		209		—		—
Software developed or obtained for internal use (Note 28.I.(p))		60		5		(101)
Accounting for increasing rate debt (Note 28.I.(q))		—		203		(9)
Reversal of capitalized foreign exchange differences (Note 28.I.(r))		5,786		(432)		—
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 28.I.(s))		(132)		(161)		(18)
Revenue recognition – deferred commissions (Note 28.I.(t.1))		(3,324)		(2,132)		—
Revenue recognition – scheduled rent increases (Note 28.I.(t.2))		5,341		4,554		—
Deferred revenues – insurance & fees (Note 28.I.(t.3))		(17,122)		(5,330)		(8,219)
Deferred income tax (Note 28.I.(u))		1,869		48,486		40,068
Minority interest (Note 28.I.(v))		(18,559)		(16,641)		7,593

Net income under US GAAP	Ps.	122,116	Ps.	103,222	Ps.	89,946

Earnings per share under US GAAP (Note 28.II.(i)):
Basic net income per common share	Ps.	0.222	Ps.	0.23	Ps.	0.24
Diluted net income per common share	Ps.	0.216	Ps.	0.20	Ps.	0.23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2008		2007
Total shareholders’ equity under Argentine GAAP	Ps.	1,924,178	Ps.	1,646,714
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		(54,691)		(31,712)
Depreciation of fixed assets (Note 28.I.(c))		(9,150)		(9,691)
Pre-operating and organization expenses (Note 28.I.(d))		(4,370)		(3,309)
Mortgage payable with no stated interest rate (Note 28.I.(e))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 28.I.(g.1))		48,197		48,197
Depreciation and amortization expense (Note 28.I.(e) and (g))		21,140		17,331
Securitization accounting (Note 28.I.(f))		(653)		3,361
Present-value accounting (Note 28.I.(h))		5,301		640
Reversal of previously recognized impairment losses (Note 28.I.(i))		(115,663)		(117,235)
Accounting for IRSA Convertible Notes (Note 28.I.(j))		—		466
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))		—		(6,908)
Accounting for real estate barter transactions (Note 28.I.(l))		(42,506)		(59,838)
Reversal of gain from valuation of inventories at net realizable value (Note 28.I.(m))		(22,538)		(22,683)
Appraisal revaluation of fixed assets (Note 28.I.(n))		(3,953)		(3,953)
Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 28.I.o)		209		—
Software obtained for internal use (Note 28.I.(p))		(114)		(174)
Reversal of capitalized foreign exchange differences (Note 28.I.(r))		5,354		(432)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(s))		798		930
Revenue recognition – Deferred commissions (Note 28.I.(t.1))		(17,891)		(14,567)
Revenue recognition – Scheduled rent increases (Note 28.I.(t.2))		13,148		7,807
Deferred revenues – insurance & fees (Note 28.I.(t.3))		(32,151)		(15,029)
Deferred income tax (Note 28.I.(u))		(138,221)		(158,887)
Minority interest (Note 28.I.(v))		66,469		79,740

Shareholders’ equity under US GAAP	Ps.	1,640,864	Ps.	1,358,739

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2008		2007
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	1,358,739	Ps.	1,158,364
Cumulative effect of the initial application of SAB No. 108		—		(3,755)
Issuance of common stock upon conversion of debt and exercise of warrants		113,707		29,521
Additional paid-in-capital common stock		102,223		22,951
Additional paid-in-capital warrants		6,660		1,379
Unrealized (loss) gain on available-for-sale securities		(27,792)		30,945
Unrealized loss on retained interest in securitization programs		(1,830)		(174)
Unrealized (loss) gain on available-for-sale securities on equity investees		(32,958)		16,286
Net income under US GAAP		122,116		103,222

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,640,864	Ps.	1,358,739

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(a)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. US GAAP adjustments primarily relate to: (i) the accounting for the restructuring of its debts, (ii) the accounting for the acquisition of treasury shares and (iii) the accounting for loans loss reserves for reinstated loans.

For the year ended June 30, 2008, the equity investees of the Company are BHSA, BACSA and Manibil. Accordingly, the Company recognized a net gain of Ps. 10.0 million, Ps. 4.2 million and Ps. 23.8 million for the years ended June 30, 2008, 2007 and 2006, respectively.

(b)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and carried them at fair value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

During the years ended June 30, 2008, 2007 and 2006, proceeds from the sale of available-for-sale securities were Ps. 4,455.9 million Ps. 1,307.7 million and Ps. 316.3 million, respectively. Gross realized gain was Ps. 19.3 million, Ps. 8.8 million and Ps. 6.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(b)	Accounting for marketable securities (continued)

The cost and estimated fair values of marketable securities available for sale at June 30, 2008, 2007 and 2006 were as follows:

	Cost		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2006
Mutual funds	Ps.	54,601	Ps.	58,267	Ps.	3,666	—
Dolphin Fund		27,882		49,976		22,094	—
Mortgage bonds		2,712		2,704			(8	)(i)
Government bonds		1,254		1,287		33	—

	Ps.	86,449	Ps.	112,234	Ps.	25,793	(8)

June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772	—
Dolphin Fund		27,882		96,687		68,805	—
Mortgage bonds		2,069		2,073		4	—
Government bonds		6,311		6,620		309	—

	Ps.	532,702	Ps.	607,592	Ps.	74,890	—

June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	(57	)(i)
Dolphin Fund		27,882		58,070		30,188	—
Mortgage bonds		1,199		1,286		87	—
Government bonds		48,821		45,877		—	(2,944	)(i)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	(3,001)

(i)	Unrealized loss position for less than 12 months.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

At June 30, 2008, government bonds have been in a continuous unrealized loss position for less than 12 months. These unrealized losses are not deemed to be other than temporarily impaired. The Company has the ability and intent to hold these securities for reasonable period of time to allow for recovery of value.

(c)	Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges for US GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. In the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP . However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

(d)	Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residencial projects and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(e)	Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2,000. This adjustment gives rise to differences in depreciation expense and is included in the line item “Depreciation and amortization expense” in the US GAAP reconciliation.

(f)	Securitization accounting

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

Under Argentine GAAP, the Company recognizes a result on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash, TDFs and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. TDFs are valued at amortized costs and CPs are carried at their equity value based on financial statements issued by the trusts. TDFs and CPs are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. As of June 30, 2008 the Company has recognized a servicing liability of Ps. 8.2 million due to the fact that Tarshop, resigned its right to collect the fee from the Trusts as compensation for the administration services of the credit card and personal loans receivables which met the requirements for sale accounting.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

The US GAAP adjustments affecting shareholders’ equity at June 30, 2008 and 2007 are as follows:

	2008		2007
Equity value as reported under Argentine GAAP (i) (ii)	Ps.	155,546	Ps.	74,145
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(50,893)		(14,379)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP (i)	Ps.	104,653	Ps.	59,766
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		104,000		63,127

US GAAP adjustment	Ps.	(653)	Ps.	3,361

(i)	For the year ended June 30, 2008, under Argentine GAAP, the Company recognized an impairment loss to value the retained interests at fair value.
(ii)	Excludes certificates under liquidation process (Ps. 1.9 million)

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
Reversal of results recognized under Argentine GAAP	Ps.	25,187	Ps.	3,394	Ps.	1,150
Recognition of results under US GAAP		(3,868)		(1,293)		(7,889)
Reclassification of unrealized losses (ii)		(16,864)		—		—

US GAAP adjustment	Ps.	4,455	Ps.	2,101	Ps.	(6,739)

(ii)	As provided by FAS 115, the Company determined that the decline in fair value below amortized cost is other-than-temporary. As such, the Company recognized an impairment loss of Ps. 24.0 million partially compensated by the recognition of the gain previously recorded in OCI for the year ended June 30, 2007 for Ps. 16.9 million.

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

During the years ended June 30, 2008, 2007 and 2006 proceeds from securitization programs were Ps. 589.4 million, 363.7 million and Ps. 193.9 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2008, 2007 and 2006:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Increase in retained interest		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	.Ps.	22,320	Ps.	7,881	Ps.	30,201
Increase in retained interest		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized loss		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized gain/(loss)		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000

(i)	Unrealized gains for the years ended June 30, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses).

As of June 30, 2007 and 2006, the gross net unrealized gain has been offset by a deferred tax loss of Ps 2,965, and Ps. 2,758, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The fair value is more accurately reflected through a quoted market price, if available. If a quoted market price is not available, fair value will be based on the quoted market price of a financial instrument with similar characteristics, the present value of estimated future cash flows or other valuation techniques, which are significantly affected by the assumptions used.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2008 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,828)	Ps.	(6,542)

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(g.1)	Differences in basis relating to purchase accounting

The reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.g, under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for business combination. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the place leases. For the acquisitions of Empalme, the remaining 33% interest in Palermo Invest, and Bouchard 551 and Dock del Plata buildings consummated during the year ended June 30, 2007, the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the respective purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis.

Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no USGAAP adjustment to equity for this item. The US GAAP adjustment to net income as described in note 28.I.(g.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP, (iii) amortization charges for intangible assets recognized under US GAAP and (iv) amortization of below-market leases.

Also, in 2006 APSA acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill is amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of FAS 142 was Ps.82.1 million.

Subsequent acquisitions through June 30, 2007 did not generate additional goodwill under either US GAAP or Argentine GAAP. For the year ended June 30, 2008 goodwill under US GAAP increased Ps. 10.0 million due to the acquisitions completed during fiscal year 2008 (see Note 2.g. for details)

As required by paragraph 26 of SFAS 142, following an acquisition, initial annual goodwill impairment testing should be performed within 12 months of the acquisition date. Therefore, the Company has not yet performed goodwill impairment testing related to the acquisitions completed in 2008 as of June 30, 2008.

In accordance with the requirements of SFAS 142, the Company does not amortize goodwill. SFAS 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(g.1)	Differences in basis relating to purchase accounting (continuing)

Step 1 of impairment testing consists of determining and comparing the fair value of a reporting unit to the carrying value of the reporting unit. If step 1 is failed for a reporting unit, indicating a potential impairment, the Company is required to complete step 2, which is a more detailed test to calculate the implied fair value of goodwill, and compare that value to the carrying value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is required to be recorded.

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2008 amounting to Ps. 82.1 (excluding goodwill generated for the fiscal 2008 acquisitions which will be tested after year-end as discussed above). The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent months. This volatility has affected the market price of the Company’s securities for reasons unrelated to its operating performance. The Company believes that the fact that its market capitalization is trading below book value is not indicative of its operating performance and is not related to its business fundamentals. Moreover, since step 1 of the goodwill impairment test performed as of June 30, 2008 resulted in the fair value of the reporting units being higher for a large percentage than the respective carrying values, the Company believes an interim impairment testing of goodwill is not necessary. The Company continues to monitor current market conditions, which may trigger interim impairment testing analysis at any given point in time.

(g.2)	Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 48.2 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps. 14.4 million for the years ended June 30, 2008, 2007 and 2006. Under US GAAP, amortization expense recorded was reversed for all periods presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under US GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 0.8 million, Ps. 2.3 million and Ps. (2,7) million during fiscal years 2008, 2007 and 2006, respectively.

(h)	Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i)	Reversal of previously recognized impairment losses

Under Argentina GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2008, 2007 and 2006 amounted to Ps. 2.7 million, Ps. 2.6 million and Ps. 13.0 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2008, 2007 and 2006 amounted to Ps. 4.3 million, Ps. 4.4 million and Ps. 5.6 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(j)	Accounting for IRSA Convertible Notes

As discussed in Note 10.a., in November 2002, the Company issued US$ 100,000 of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the IRSA Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2008, 2007 and 2006 totaled Ps. 469 Ps. 2,039 and Ps. 7,338, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) reversed under US GAAP totaled Ps. (3) Ps. 8 and Ps. (580) during the years ended June 30, 2008, 2007 and 2006, respectively.

During the years ended June 30, 2008, 2007, 2006, 2005 and 2004 the holders of IRSA Convertible Notes for a total amount issued, exercised its conversion rights and, as a result, the Company issued 34,582,162, 16,640,658, 55,961,675, 52,448,952, and 23,734,388 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2008, 2007, 2006, 2005, 2004 and 2003 the Company issued US$ 18.9 million , US$ 9.1 million ,US$ 30.5 million , US$ 28.6 million , US$ 12.9 million and US$ 0 million of warrants, of which US$ 43.1 million, US$ 7 million, US$ 12.1 million and US$ 30.5 million were exercised during fiscal year ended June 30, 2008, 2007, 2006 and 2005, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified in 2008 and 2007 a net amount of Ps. 6,659 and Ps. 1,379, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants. As of June 30, 2008 the remaining balance of IRSA’s Convertible Notes have been fully paid.

(k)	Reversal of gain recognized on trouble debt restructuring

Under Argentine GAAP, the restructuring of debts occurred in November 2002 was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Reversal of gain recognized on trouble debt restructuring (continuing)

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

As discussed in Note 4.i.(iii) the Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under USGAAP as of June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million, Ps. 3.8 million and Ps. 3.1 million for the years ended June 30, 2008, 2007 and 2006, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(l)	Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to which the Company sells parcels of land held for sale in exchange for cash and/or other real estate properties. See Note 2.g. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. As a result, under Argentine GAAP, the Company recorded gains of Ps. 14,700 and Ps. 44,172 for the years ended June 30, 2008 and June 30, 2006, respectively. No barter transactions were consummated for the year ended June 30, 2007.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the years ended on and after June 30, 2006.

Under SFAS 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. In those cases, the Company follows the deposit method prescribed under FAS 66. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, the gains recognized under Argentine GAAP were reversed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Accounting for real estate barter transactions (continuing)

However, for the year ended June 30, 2008, the US GAAP adjustment represents the net effect of (i) the reversal of the Ps. 14.7 million recognized under Argentine GAAP and (ii) the recognition of a gain of Ps. 32.0 million related to a prior year barter transaction which was not completed as originally planned.

This latter transaction dated back to the year ended June 30, 2006 when the Company recognized a gain under Argentine GAAP and reversed it for US GAAP purposes due to not meeting FAS 66 criteria (this reversal forms part of the Ps. 44.2 million reconciling item for 2006). No activity occurred during fiscal year 2007. In fiscal year 2008, this transaction was completed by the counterparty surrendering cash in lieu of the future real estate property. Thus the Company recognized the gain on consummation of this transaction in 2008.

Prior to the adoption of SFAS No. 153, under US GAAP, the Company applied the provisions APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 stated that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and nonmonetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

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

The Company recorded the exchange of plot 1c) of Dique III in 2005 at the book value of the land given up, thus not recording any gain on the exchange. As a result, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP amounting to Ps. 14,985 in fiscal year ended June 30, 2007.

(m)	Reversal of the gain from valuation of inventories at net realizable value

In the ordinary course of business, the Company may enter into promissory sales contracts to sell housing units for which the respective transfer title deeds have not been consummated at year-end. However, as the Company received advance payments fixing the sales prices and the terms and conditions of the contracts provide reasonable assurance of the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at net realizable value. Under US GAAP, inventories are valued at cost. As such, the US GAAP adjustment represents the net effect of (i) reversal of the gain recognized under Argentine GAAP in 2008, 2007 and 2006 for non consummated transactions and the (ii) recognition of the gain under US GAAP from deeds executed in 2008, 2007 and 2006. In addition in 2006 the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of Ps. 1,741, which under US GAAP was reversed and recognized in 2007 together with the sale of the property.

(n)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Serie II of APSA Non Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following SFAS No. 91 such costs are amortized over the same period using the effective interest method. Since the issuance of the APSA Non- Convertible Notes occurred in May 2007, the amount of the adjustment for the year ended June 30, 2007 was not significant.

(p)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2006, 2007 and 2008 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges previously capitalized costs under Argentine GAAP and expenses under US GAAP.

(q)	Accounting for increasing rate debt

The syndicated loan discussed in Note 4.i.(iv), accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. This loan was paid April 5, 2007

(r)	Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007 and 2008 related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP mainly related to the acquisition and construction of PAMSA for the years ended June 30, 2007 and capitalizing interest in the year ended June 30, 2008 for an amount of Ps. 0.4 million and Ps. 5.8 million, respectively.

(s)	Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50,000 of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. This regulation, EITF 98-5, requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Revenue recognition

Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

SAB No. 108 was effective for the Company for the year ended June 30, 2007. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and US GAAP purposes.

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

SAB No. 108 permitted existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. For the year ended June 30, 2007, under US GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial.

The total amount of the misstatements that have been corrected as of the date of adoption of SAB 108 (July 1, 2006) was Ps. (10.7) million (excluding the effects for minority interest and deferred income taxes amounting to Ps. 3.3 million and Ps. 3.6 million, respectively) and was related to the US GAAP adjustments for (i) deferred insurance and fees revenues; (ii) deferred commissions; and (iii) scheduled rent increases, further detailed below.

For purposes of the presentation for the year ended June 30, 2008, the Company has included the cumulative effect of these adjustments as part of the respective US GAAP adjustments described in Notes 28.I.(t.3)., 28.I.(t.1) and 28.I.(t.2), respectively. The related effects for minority interest and deferred income taxes have also been included as part of the US GAAP adjustments described in Notes 28.I. (v). and 28.I.(u)., respectively.

(t.1)	Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

(t.2)	Scheduled rent increases

        Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t.2)	Scheduled rent increases (continued)

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of FAS 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of FAS 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of FAS 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of FAS 13, including (i) the geographical location and accessibility of the Company’s properties; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(t.3)	Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

(u)	Deferred income tax

The Company accounts for income taxes using the liability method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in SFAS No. 109 “Accounting for Income Taxes”. However, as discussed in Note 2.e, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(w)	Adoption of FIN 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109”

On July 1, 2007, the company adopted FASB interpretation no. 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007, was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset as of June 30, 2008 amounting to Ps. 39.0 million and the net deferred tax liability as of June 30, 2007 amounting to Ps. 1.9 million, as follows: Ps. 70.1 million and Ps. 25.4 million as of June 30, 2008 and 2007, respectively, as non-current other receivables and prepaid expenses; and Ps. 31.1 million and Ps. 27.3 million as of June 30, 2008 and 2007, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2008 and 2007, Ps. 24.2 million and Ps. 13.7 million, respectively, would have been classified as current assets, and Ps. 87.7 million and Ps. 21.5 million, respectively, would have been classified as non-current assets. As June 30, 2008 and 2007 Ps. 2.1 million and Ps. 6.4 million, respectively, would have been classified as current liabilities and Ps. 70.9 million and Ps. 30.7 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges of Ps. 13,382.

As these differences have no effect on net income or on shareholders’ equity, no reconciling items are presented for US GAAP purposes.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 181.2, Ps. 134.4 million and Ps. 107.3 million for the years ended June 30, 2008, 2007 and 2006, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Statement of income classification differences (continued)

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,265.4 million, Ps. 873.1 million and Ps. 685.0 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Operating income

Under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 263.3 million, Ps. 201.3 million, and Ps. 194.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.

(c)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion and capitalized costs of issuance of debt—See Note 28.II.(a)), as of June 30, 2008, are as follows:

2010	Ps.	102,108
2011		64,309
2012		64,309
Thereafter 2013		900,311

	Ps.	1,131,037

(1)	Not including deferred debt issuance costs in the amount of Ps. 11,310.

(d)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2008, 2007 and 2006.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2008, 2007 and 2006 were contingent rentals of P.s 73.3 million, Ps. 51.9 million and Ps. 40.9 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 28.I.(t.2). for more information as to how the Company considered this definition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Operating leases (leases)

Minimum future rentals on cancelable leases as of June 30, 2008 for each of the five succeeding fiscal years are as follows:

2009	Ps.	180,711
2010		114,539
2011		48,933
2012		13,000
Thereafter 2013		14,401

	Ps.	371,584

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

Between June 2007 and November 2007, 12.0 million convertible notes were exercised. In addition Cresud incremented it’s participation in the Company by adquisitions in the market.

As of June 30, 2008 Cresud owned 38.4% of our common shares

- Donations: For the years ended June 30, 2008, 2007, and 2006, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps.4.8 million, Ps. 2.5 million and Ps. 4.3 million, respectively. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Disclosure of related parties transactions (continued)

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2014. This lease has a term of 120 months and rent of Ps. 10.3 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 3.4 each.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net (loss) gains of Ps. (37.8) million; Ps. 46.8 million and Ps. 0.0 million for the years ended June 30, 2008, 2007 and 2006 respectively.

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

In the ordinary course of business, the Company shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in 2004 and amended on August 2008. The Company pays a fee, primarily through the provision of services to the other parties.

- Legal services: During the years ended June 30, 2008, 2007 and 2006, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of Ps. 3.8 million, Ps. 3.3 million and Ps. 1.9 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Disclosure about fair value of financial instruments (continued)

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

Retained interest in transferred mortgage, credit card and personal loans receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2008 and 2007, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 104.0 million and Ps. 61.6 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item)

As of June 30, 2008 and 2007, except for the Convertible Notes issued by IRSA and Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps 616.1 million and Ps. 794.3 million at June 30, 2008 and 2007, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Disclosure about fair value of financial instruments (continued)

The fair value of IRSA Convertible Notes was Ps. 325.3 million at June 30, 2007. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

The fair value of IRSA Notes (see Note 10) was Ps. 341.7 million, Ps. 441.8 million at June 30, 2008 and 2007, respectively and was determined based on quoted market prices of the notes.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Options and future contracts to purchase foreign currency and metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of future contracts outstanding at June 30, 2008 and 2007 was Ps. 4.6 million and Ps. (0.13) million. Future contracts are reported at their fair market value on the consolidated balance sheet. There were no future contracts in 2006.

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

The Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company’s shopping center operations and rental of office buildings. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s indirect subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008 and thereafter. As of June 30, 2008, the allowance for doubtful accounts increased Ps. 45.9 million, or 223.2 % as compared to June 30, 2007, which reflects current economic conditions and recent delinquency trends. As of September 30, 2008 the allowance for doubtful accounts increased Ps. 17.2 million, or 25.9% as compared to June 30, 2008, reflecting weakening economic environment affecting consumers and card members delinquencies and charge-offs. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Credit risk (continued)

As discussed in Note 16, as of June 30, 2008, the Company sold receivables aggregating Ps. 1,440.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the CPs to reflect current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

(h)	Recently issued accounting pronouncements

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

The Company has not finalized the assessment of SFAS 157 as it relates to the financial assets and liabilities currently recorded or disclosed at fair value, although is not expected to materially affect how the Company determines fair value, but it may result in certain additional disclosures

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Therefore SFAS 159 will be effective for the Company’s year ended June 30, 2009. The Company has not yet decided whether or not it would elect to measure any of its current eligible financial assets or liabilities at fair value upon adoption.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Recently issued accounting pronouncements (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Recently issued accounting pronouncements (continued)

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

In June 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 07-5, (“EITF 07-5”) “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Therefore, EITF 07-5 will be effective for the Company’s year ended June 30, 2010. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year, presented separately. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument(s). However, in circumstances in which a previously bifurcated embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria in Statement 133 at initial application of this Issue, the carrying amount of the liability for the conversion option (that is, its fair value on the date of adoption) shall be reclassified to shareholders’ equity. Any debt discount that was recognized when the conversion option was initially bifurcated from the convertible debt instrument shall continue to be amortized. Paragraphs 12 and 13 of this Issue shall not result in a transition adjustment at the effective date because that guidance is consistent with guidance previously contained in Issue 01-6, which is nullified by this Issue. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided. The Company is currently evaluating the impact EITF 07-5 will have on the consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue is effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Therefore EITF 07-6 will be effective for the Company’s year ended June 30, 2009. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause. The Company is currently evaluating the impact EITF 07-6 will have on the consolidated financial statements.

In September 2008, the FASB issued for comment revisions to SFAS No. 140 (“SFAS 140”) “Transfers of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, as revised (“FIN 46R”), “Consolidation of Variable Interest Entities.” The changes proposed include a removal of the scope exemption from FIN 46R for QSPEs, a revision of the current risks and rewards-based FIN 46R consolidation model to a qualitative model based on control and a requirement that consolidation of VIEs be reevaluated on an ongoing basis. Although the revised standards have not yet been finalized, these changes may have a significant impact on the Company’s consolidated financial statements as the Company may be required to consolidate QSPEs to which the Company has previously sold assets. In addition, the Company may also be required to consolidate other VIEs that are not currently consolidated based an analysis under the current FIN 46R consolidation model. The proposed revisions would be effective for fiscal years that begin after November 15, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2008 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 shares, 95,918 shares and 139,100, for the years ended June 30, 2008, 2007 and 2006, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 using the treasury-stock method, would have been Ps. 0.22, Ps. 0.23 and Ps. 0.24, respectively.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	122,116	Ps.	103,222	Ps.	89,946
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		1,214		8,213		19,170
Foreign currency exchange gain on convertible debt		11		46		10,257
Income tax effects		(163)		(716)		(2,366)

Net income available to common shareholders plus assumed conversions	Ps.	123,178	Ps.	110,765	Ps.	117,007

Denominator:
Weighted-average number of shares outstanding	Ps.	549,277	Ps.	444,904	Ps.	379,506
Plus: incremental shares of assumed conversions:
Warrants (i)		13,527		49,317		46,985
Convertible Notes		7,668		46,601		92,115

Adjusted weighted-average number of shares	Ps.	570,472	Ps.	540,822	Ps.	518,606

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.222	Ps.	0.23	Ps.	0.24
Diluted net income per common share	Ps.	0.216	Ps.	0.20	Ps.	0.23

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Risks and uncertainties

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

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit, increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Risks and uncertainties (continued)

inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

An economic downturn in the areas in which the shopping centers are located might adversely affect the Company’s sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income). Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company’s operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, adverse changes in general Argentine economic conditions, including, but not limited to changes in regulations affecting capital market access, market volatility, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies have a negative effect on the Company.

(k)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income of these affiliates was Ps, 13.2 loss in 2008, Ps. 40.0 million gain in 2007 and Ps. 41.7 million gain in 2006, and its investment in these companies totaled Ps. 318.2 million and Ps. 306.9 million at June 30, 2008 and 2007, respectively.

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2008			2007
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		10,572,332			10,167,649

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		7,887,223			7,423,415

Minority interest		33,375			32,938
Shareholders’ equity	Ps.	2,651,734		Ps.	2,711,296

	For the year ended June 30,
	2008		2007		2006
Revenues	Ps.	696,591	Ps.	882,220	Ps.	733,803
Gross profit		145,898		507,554		321,619
Net income	Ps.	(59,562)	Ps.	357,891	Ps.	309,078

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Severance indemnities

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

Therefore, for US GAAP purposes, certain mutual funds are not considered to be cash equivalents. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared following SFAS 95 provisions.

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2008		2007		2006
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	270,416	Ps.	163,940	Ps.	142,589
Cash and cash equivalents under US GAAP as of year-end		384,553		270,416		163,940

Net increase in cash and cash equivalents under US GAAP	Ps.	114,137	Ps.	106,476	Ps.	21,351

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

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended June 30,
	2008		2007		2006
Net cash provided by operating activities	Ps.	362,711	Ps.	111,936	Ps.	192,589
Net cash used in investing activities		(833,536)		(470,318)		(128,687)
Net cash provided by (used in) financing activities		149,145		900,907		(36,767)
Effect of exchange rate changes on cash and cash equivalents		2,161		2,058		(5,784)

Net increase in cash and cash equivalents	Ps.	(319,519)	Ps.	544,583	Ps.	21,351

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Statements of cash flows classification differences (continued)

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A., CYRSA and Canteras Natal Crespo S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A., CYRSA and Canteras Natal Crespo S.A.

(n)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2008, 2007 and 2006.

	Year ended June 30,
	2008		2007		2006
Net income under US GAAP	Ps.	122,116	Ps.	103,222	Ps.	89,946
Other comprehensive income:
Unrealized (loss) gain on available-for-sale-securities (i)		(27,792)		30,945		4,042
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables (ii)		(1,830)		(174)		1,043
Unrealized (loss) gain on available-for-sale-securities of equity investees		(32,958)		16,286		3,544

Comprehensive income	Ps.	59,536		Ps.150,279	Ps.	98,575

(i)	Net of minority interest and income taxes of Ps. 1,611 and Ps. 15,833, respectively, for 2008, Ps. (973) and Ps. (17,187), respectively, for 2007 and Ps. 29 and Ps. 2,192, respectively, for 2006.
(ii)	Net of minority interest and income taxes of Ps. 3,676 and Ps. 2,964, respectively, for 2008, Ps.(557) and Ps. (206), respectively, for 2007 and Ps. (1,739) and Ps. (1,498), respectively for 2006.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Unrealized gain on available-for-sale securities	Ps.19,819	Ps.47,611	Ps.16,666
Unrealized gain on retained interest in transferred mortgage and credit card receivables	—	1,830	2,004
Unrealized gain on available-for-sale-securities on equity investees	13,344	46,302	30,016

Accumulated other comprehensive income	Ps.33,163	Ps.95,743	Ps.48,686

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A. and CYRSA

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. and CYRSA on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2008 and 2007 considering Natal Crespo S.A., CYRSA (only for June 30, 2008) and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2008
	As reported		Eliminations of Metroshop S.A, CYRSA and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A, CYRSA and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	893,842	Ps.	7,314	Ps.	—	Ps.	901,156
Non-current assets		3,578,130		(107,930)		28,204		3,498,404

Total assets		4,471,972		(100,616)		28,204		4,399,560

Current liabilities		742,267		(12,000)		—		730,267
Non-current liabilities		1,348,812		(60,412)		—		1,288,400

Total liabilities		2,091,079		(72,412)		—		2,018,667

Minority interest		456,715		(3,829)		3,829-		456,715
Shareholders’ equity		1,924,178		(24,375)		24,375		1,924,178

Revenues		1,084,242		(21,965)		—		1,062,277
Gross profit		594,581		(11,066)		—		583,515
Net income	Ps.	54,875	Ps.	3,742	Ps.	(3,742)	Ps.	54,875

	As of and for the year ended June 30, 2007
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	1,175,790	Ps.	2,185	Ps.	—	Ps.	1,177,975
Non-current assets		2,969,109		(6,950)		3,133		2,965,292

Total assets		4,144,899		(4,765)		3,133		4,143,267

Current liabilities		652,082		(1,632)		—		650,450
Non-current liabilities		1,395,693		—		—		1,395,693

Total liabilities		2,047,775		(1,632)		—		2,046,143

Minority interest		450,410		—		—		450,410
Shareholders’ equity		1,646,714		—		—		1,646,714

Revenues		738,756		(5,620)		—		733,136
Gross profit		427,109		(3,606)		—		423,503
Net income	Ps.	107,097	Ps.	—	Ps.	—	Ps.	107,097

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Business combinations

1)     Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

	Museo Renault	Bank Boston	Mendoza Plaza Shopping
Working capital	0.0	0.0	1.2
Goodwill	3.5	6.5	0.0
Fixed assets	5.0	167.8	4.4
In place leases	0.2	5.8	1.3
Below market leases	0.0	(9.8)	(0.3)
Deferred income tax	1.9	3.5	2.5

Net assets acquired	10.6	173.8	9.1

2)     Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 and 2007 supplemental unaudited pro forma information as if the transactions of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2006. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal years ended 2008 and 2007:

	Year ended June 30,
	2008		2007
Revenues	Ps.	1,086,222	Ps.	756,831
Net income	Ps.	57,880		118,869
Earning per share under Argentine GAAP	Ps.	0.11		0.27

q)	Condensed balance sheet information on equity investees

The Company used the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments were recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company had a 50% ownership interest in E-commerce Latina S.A as of June 30, 2006. In January 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date. The Company’s share of the losses of this company was Ps. 0.7 million during the year ended June 30, 2006, and its investment in this company totaled 0.1 million as of that date. Summarized financial information of this affiliate (on a 100% basis) was as follows:

	For the year ended June 30,
	2006
Revenues	Ps.	5,593
Operating loss	Ps.	(1,299)
Net loss	Ps.	(1,358)

As of June 30, 2006 accumulated losses of E-Commerce Latina totaled Ps. 1.4 million. On February 6, 2006 the Extraordinary Shareholders’ Meeting approved a capital increase for the amount of Ps. 22.0 million through the capitalization of additional paid-in-capital. The Company issued 22,010,575 nominative common stock of Ps. 1 nominal value each and 1 vote per share. As a result, the capital stock increased to Ps. 22.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2008 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	187	—	9	196	670	119	551	June 1996	November 1997	23

Alto Palermo Plaza	1	—	—	—	—	1	—	1	December 1996- March 1997 and September 1997	November 1997	50
Av. de Mayo 595	679	6,659	—	—	6,659	7,338	2,381	4,957	July 1992	March 1992	19

Av. Madero 942	651	2,626	—	—	2,626	3,277	992	2,285	N/A	July 1994- August 1994	10
Bouchard 551	84,945	75,712	—	—	75,712	160,657	5,431	155,226		March, 2007
Bouchard 710	39,466	32,994	—	—	32,994	72,460	5,155	67,305		May, 2005	28

Constitución 1111	256	1,081	—	—	1,081	1,337	354	983	September 1994- March 1995	June 1994 – January 1994	18

Constitución 1159	7,966	796	(4,662)	—	796	4,100	—	4,100			50

Costeros Dique IV	4,260	19,077	—	—	19,077	23,337	3,050	20,287	N/A	June 2001	28
Dique II Edificio A y B “Edificios Cruceros”	2,967	18,217	—	—	18,217	21,184	3,262	17,922	September 1998	March 1997	28

Dock del Plata	14,020	12,924	—	—	12,924	26,944	1,290	25,654	N/A	November, 2006

Hotel Intercontinental	8,672	47,666	—	—	47,666	56,338	6,764	49,574

Hotel Libertador	3,027	65,084	—	6,970	72,054	75,081	38,115	36,966	October 1973- November 1990- December 1997	March 1998	16

Hotel Llao Llao	24,973	64,262	—	30,676	94,938	119,911	10,790	109,121			15

Intercontinental Plaza	8,671	89,289	—	344	89,633	98,304	7,778	90,526	June 1996	November 1997	24

Laminar Plaza	6,723	26,790	—	—	26,790	33,513	5,171	28,342	N/A	March 1999	27

Libertador 498	10,228	40,922	—	—	40,922	51,150	11,518	39,632	N/A	December 1995	22

Libertador 602	698	2,787	—	—	2,787	3,485	753	2,732	N/A	May 1996	22

Store Cruceros	59	234	—	—	234	293	16	277			50

Madero 1020	187	787	—	—	787	974	278	696	N/A	December 1995	10

Maipú 1300	10,293	42,339	—	61	42,400	52,693	11,664	41,029	N/A	September 1995	23

Reconquista 823	4,943	19,813	—	8	19,821	24,764	6,319	18,445	June 1995	November 1993	22

Rivadavia 2768	76	258	—	—	258	334	65	269	N/A		10

Santa María del Plata	12,494	—	—	—	—	12,494	—	12,494	N/A

Sarmiento 517	96	389	(67)	—	389	418	55	363	March 1995	December 1994- August 1994- July 1994	19

Suipacha 652	2,547	14,463	—	—	14,463	17,010	5,170	11,840	April-June 1994	November 1991	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Della Paolera 265		89,626		78,418	—		—		78,418		168,044		2,581		165,463	N/A	August 2007	30

Museo Renault		3,010		2,055	—		—		2,055		5,065		95		4,970	N/A	December 2008

Edificio República		111,536		118,374	—		—		118,374		229,910		1,143		228,767	N/A	May 2008

Obras en Curso Dique IV		—		9,684	—		26,703		36,387		36,387		—		36,387	Under Construction

Shopping Abasto		9,752		251,153	—		2,167		253,320		263,072		82,100		180,972	November 1998	N/A	31

Shopping Alto Palermo		8,694		398,583	—		22,467		421,050		429,744		251,122		178,622	October 1990	November 1997- March 1998	26

Shopping Alto Avellaneda		18,089		159,901	—		16,882		176,783		194,872		98,601		96,271	October 1995	November 1997- December 1997	19

Shopping Paseo Alcorta		8,006		104,142	—		11,879		116,021		124,027		51,883		72,144	June 1992	June 1997	25

Alto Noa		357		42,951	—		82		43,033		43,390		18,351		25,039	September 1994	March 1995-September 1996- January 2000	22

Buenos Aires Design		—		49,020	—		9		49,029		49,029		35,412		13,617	November 1993- December 1993	November 1997	20

Patio Bullrich		8,419		152,332	—		5,277		157,609		166,028		64,737		101,291	September 1988	October 1998	23

Alto Rosario		25,686		64,267	—		156		64,423		90,109		8,479		81,630	November 2004	N/A	29

Mendoza Plaza Shopping		15,193		101,191	—		3,115		104,306		119,499		31,136		88,363	June 1994	December 2004	22

Neuquén Project		3,314		8,988	—		610		9,598		12,912		—		12,912	Under construction	September 1999	N/A

Panamerican Mall		123,568		44,038	—		115,755		159,793		283,361		—		283,361	Under construction	November, 2006	N/A

Córdoba Shopping - Villa Cabrera -		5,009		88,388	—		1,267		89,655		94,664		22,200		72,464	March, 1990	December, 2006	16

Other		1,830		12,181	(245)		(7)		12,174		13,759		5,480		8,279	N/A	N/A	N/A

Total	Ps.	681,461	Ps.	2,271,022	Ps.(4,974)	Ps.	244,430	Ps.	2,515,452	Ps.	3,191,939	Ps.	799,810	Ps.	2,392,129

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2008		2007		2006
Balance, beginning of the year	Ps.	2,625,519	Ps.	1,976,105	Ps.	1,945,452
Additions during the year:
Acquisition		403,019		—		—
Improvements		230,958		566,309		18,138
Recovery of impairment		2,639		2,466		5,800
Transfers from work-in-progress leasehold improvements		20,026
Transfers from undeveloped parcels of land		—		66,958		12,165
Transfers from real estate inventory		—		1,521		293
Transfers from other receivables		—		12,160		—

		3,282,161		2,625,519		1,981,848

Deductions during the year:
Transfers to real estate inventory		—		—		(1,776)
Transfers to intangible assets		—		—		—
Transfers to undeveloped parcels of land		—		—		(2,690)
Sales		(90,222)		—		(1,277)

		(90,222)		—		(5,743)

Balance, end of the year	Ps.	3,191,939	Ps.	2,625,519	Ps.	1,976,105

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None	Ps.	128	Ps.	68	None
Customer B	14%	May 2014	Monthly	None		77		158	None
Customer C	12%	April 2015	Monthly	None		73		39	None
Customer D	14%	July 2009	Monthly	None		60		187	None
Customer E	14%	April 2014	Monthly	None		58		38	None
Customer F	12%	April 2015	Monthly	None		53		52	None
Customer G	14%	February 2014	Monthly	None		50		83	None
Customer H	16%	September 2009	Monthly	None		20		60	None
Customer I	9%	November 2008	Monthly	None		472		73	None
Customer J	10%	October 2008	Monthly	None		1006		164	None
Customer K	12%	November 2012	Monthly	None		361		328	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2007 – September 2009- January 2011	Monthly	None		76		15	None
Mortgage receivables Ps. 50,000-Ps.69,999	14-16%	May 2009 – July 2014	Monthly	None		169		50	None
Mortgage receivables Ps. 70,000-Ps.89,999	14-16%	June 2009- December 2014	Monthly	None		146		28	None

					Ps.	2,749	Ps.	1,343

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2008		2007		2006
Balance, beginning of year	Ps.	1,749	Ps.	2,033	Ps.	1,373
Additions during the year:
New mortgage loans		328		163		1,005
Deductions during the year:
Collections of principal		(734)		(447)		(345)

Balance, end of year	Ps.	1,343	Ps.	1,749	Ps.	2,033

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

e. Foreign currency assets and liabilities

f. Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2008		2007		2006
Facilities	Ps.	95,502	Ps.	9,285	Ps.	(1)	Ps.	104,786	Ps.	68,835	Ps.	—	Ps.	5,966	Ps.	74,801	Ps.	—	Ps.	29,985	Ps.	26,667	Ps.	26,819
Furniture and fixtures		58,207		8,302		(10)		66,499		47,610		—		3,792		51,402		—		15,097		10,597		8,387
Machinery and equipment		5,982		971		(37)		6,916		5,634		(37)		890		6,487		—		429		348		451
Computer equipment		54,779		2,795		(27)		57,547		42,862		—		5,632		48,494		—		9,053		11,917		8,572
Vehicles		1,050		25		—		1,075		751		—		119		870		—		205		299		314
Leasehold improvements		18,145		1,497		(668)		18,974		14,837		(278)		1,679		16,238		—		2,736		3,308		4,724
Advances to suppliers		40,232		25,976		(5,088)		61,120		14		—		—		14		—		61,106		40,218		2,614
Properties:
Alsina 934		—		—		—		—		—		—		—		—		—				—		—
Alto Palermo Park		661		9		—		670		101		—		18		119		—		551		560		519
Av. de Mayo 595		7,338		—		—		7,338		2,147		—		234		2,381		—		4,957		5,134		4,630
Av. Madero 942		3,277		—		—		3,277		809		—		183		992		—		2,285		2,468		2,651
Bouchard 551		244,548		—		(83,891)		160,657		2,649		(2,272)		5,054		5,431		—		155,226		241,899		—
Bouchard 710		72,460		—		—		72,460		4,070		—		1,085		5,155		—		67,305		68,390		70,786
Constitución 1111		1,337		—		—		1,337		311		—		43		354		—		983		777		760
Constitución 1159		8,762		—		—		8,762		—		—		—		—		4,662		4,100		2,050		2,000
Costeros Dique IV		23,337		—		—		23,337		2,462		—		588		3,050		—		20,287		20,875		21,463
Dique II Edificio A y B “Edificios Cruceros”		21,184		—		—		21,184		2,713		—		549		3,262		—		17,922		18,471		19,020
Dock del Plata		26,944		—		—		26,944		750		—		540		1,290		—		25,654		26,194		—
Hotel Intercontinental		56,338		—		—		56,338		4,941		—		1,823		6,764		—		49,574		51,397		44,772
Hotel Libertador		68,111		6,970		—		75,081		35,150		—		2,965		38,115		—		36,966		32,961		30,741
Hotel Llao Llao		89,235		35,094		(4,418)		119,911		8,702		—		2,088		10,790		—		109,121		80,533		38,212
Intercontinental Plaza		97,960		344		—		98,304		2,968		—		4,810		7,778		—		90,526		94,992		66,277
Laminar Plaza		33,513		—		—		33,513		4,326		—		845		5,171		—		28,342		29,187		30,032
Libertador 498		51,150		—		—		51,150		10,089		—		1,429		11,518		—		39,632		41,061		42,490
Libertador 602		3,485		—		—		3,485		654		—		99		753		—		2,732		2,831		2,929
Av. Madero 1020		2,188		—		(1,214)		974		494		(312)		96		278		—		696		1,694		1,818
Maipu 1300		52,632		61		—		52,693		10,285		—		1,379		11,664		—		41,029		42,347		43,726
Reconquista 823		24,756		8		—		24,764		5,663		—		656		6,319		—		18,445		19,093		19,560
Rivadavia 2768		334		—		—		334		39		—		26		65		—		269		295		321
Santa María del Plata		12,494		—		—		12,494		—		—		—		—		—		12,494		12,494		10,513
Sarmiento 517		485		—		—		485		37		—		18		55		67		363		98		86
Store Cruceros		293		—		—		293		8		—		8		16		—		277		285		293
Suipacha 652		17,010		—		—		17,010		4,718		—		452		5,170		—		11,840		12,292		11,808
Della Paolera 265		—		168,044		—		168,044		—		—		2,581		2,581		—		165,463
Museo Renault		—		5,065		—		5,065		—		—		95		95		—		4,970
Edificio Republica		—		229,910		—		229,910		—		—		1,143		1,143		—		228,767
Work-in-progress
Dique IV		9,684		26,703		—		36,387		—		—		—		—		—		36,387		9,684		—
Shopping Centers:
Shopping Abasto		260,905		2,171		(4)		263,072		73,469		—		8,631		82,100		—		180,972		187,436		194,892
Shopping Alto Palermo		407,277		22,467		—		429,744		231,760		—		19,362		251,122		—		178,622		175,517		193,513
Shopping Alto Avellaneda		177,990		16,884		(2)		194,872		88,326		—		10,275		98,601		—		96,271		89,664		86,289
Shopping Paseo Alcorta		112,148		11,973		(94)		124,027		47,716		—		4,167		51,883		—		72,144		64,432		62,260
Shopping Alto Noa		43,308		82		—		43,390		16,268		—		2,083		18,351		—		25,039		27,040		29,016
Shopping Buenos Aires Design		49,020		9		—		49,029		32,938		—		2,474		35,412		—		13,617		16,082		18,517
Shopping Patio Bullrich		160,751		5,485		(208)		166,028		57,614		—		7,123		64,737		—		101,291		103,137		109,409

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets (continued)

Principal account	Original value								Depreciation										Net carrying value as of June 30,
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment		2008		2007		2006
											Increases / (decreases) and transfers		Amount (i)
Shopping Alto Rosario	Ps.	89,953	Ps.	553	Ps.	(397)	Ps.	90,109	Ps.	5,808	Ps.	—	Ps.	2,671	Ps.	8,479		—	Ps.	81,630	Ps.	84,145	Ps.	85,516

Shopping Córdoba		93,397		1,267		—		94,664		17,889		—		4,311		22,200		—		72,464		75,508		—
Mendoza Plaza Shopping		116,384		3,115		—		119,499		27,380		—		3,756		31,136		—		88,363		89,004		88,601
Neuquén Project		12,302		610		—		12,912		—		—		—		—		—		12,912		12,302		10,012
Panamerican Mall		167,606		115,755		—		283,361		—		—		—		—		—		283,361		167,606		—
Other		32,546		5,197		(7)		37,736		8,279		—		1,531		9,810		245		27,681		24,022		17,899

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627	Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	(ii) 4,974	Ps.	2,530,141

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408	Ps	.(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	(ii) 7,613			Ps.	2,027,311

Total as of June 30, 2006	Ps.	2,164,209	Ps.	54,919	Ps.	(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	(ii) 11,723					Ps.	1,413,212

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 29 f.), except for Ps. (502), Ps. (250) and Ps. 6 for the years ended 2008, 2007 and 2006, respectively allocated in “Costs” and Ps. 336, Ps. 316 and Ps. 301 for the years ended June 30, 2008, 2007 and 2006, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 36, Ps. 112 and Ps. 388 for the years ended June 30, 2008, 2007 and 2006 and recovery of impairment of Ps. 2,603 for the year ended 2008 and Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

b.	Intangible assets, net:

Principal account	Original value						Amortization										Net carrying value as of June 30,
	Value as of beginning of year		Additions / (deductions) (iv)		Value as of end of year		Current year				Amount (i)		Accumulated as of end of year		Impairment		2008		2007		2006
							Accumulated as of beginning of year		Increases / (decreases)
Preoperating and organization expenses	Ps.	18,013	Ps.	1,630	Ps.	19,643	Ps.	15,313	Ps.	—	Ps.	627	Ps.	15,940	Ps.	—	Ps.	3,703	Ps.	2,700	Ps.	3,423
Intangible assets – savings expenses
-Della Paolera 265		—		5,767		5,767		—		—		1,627		1,627		—		4,140		—		—
-Museo Renault		—		198		198		—		—		46		46		—		152		—		—
-Edificio República		—		555		555		—		—		4		4		—		551		—		—
Trademarks		599		—		599		477		—		56		533		—		66		122		176

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150	Ps.	—	Ps.	8,612

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790	Ps.	—			Ps.	2,822

Total as of June 30, 2006	Ps.	30,545	Ps.	(ii) 33	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.	(iii) —					Ps.	3,599

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 29.f.); except for Ps. 39 and Ps. 8 for the years ended 2008 and 2006 allocated in “Cost” .
(ii)	Includes:

Ps. (12) reclassified to Other receivables and prepaid expenses.

(iii)	Net of the amortization of the year of Ps. 152. (See Note 29.f.) and recovery of impairment of Ps. 203.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions

							Carrying value of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2008		2007		2006
Deducted from current assets:
Allowance for doubtful accounts		56,076	(i)	62,955	(ii)	(14,310)		104,721		56,076		44,043
Allowance for Impairment of investments		—	(vi)	11,423		—		11,423		—		—

Total as of June 30, 2008	Ps.	56,076	Ps	.74,378	Ps.	(14,310)	Ps.	116,144		—		—

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014	Ps.	(23,981)		—	Ps.	56,076		—

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306	Ps.	(7,518)		—		—	Ps.	44,043

Deducted from non-current assets:
Allowance for doubtful accounts		1,955	(i)	1		—		1,956		1,955		1,333
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for impairment of fixed assets		7,613		—	(iii)	(2,639)		4,974		7,613		11,723
Allowance for impairment of inventories		1,140		61	(vii)	(90)		1,111		1,140		2,229
Allowance for impairment of undeveloped plots of land		458		—		(98)		360		458		1,758
Allowance for impairment of intangible assets		—		—		—		—		—		—
Allowance for impairment of non-current investments		—	(vi)	577		—		577		—		—

Total as of June 30, 2008	Ps.	13,374	Ps.	639	Ps.	(2,827)	Ps.	11,186		—		—

Total as of June 30, 2007	Ps.	19,251	Ps.	718	Ps.	(6,595)		—	Ps.	13,374		—

Total as of June 30, 2006	Ps.	33,604	Ps.	765	Ps.	(15,118)		—		—	Ps.	19,251

Included in current liabilities:
Provision for contingencies		7,595	(iv)	1,570	(v)	(7,378)		1,787		7,595		8,755

Total as of June 30, 2008	Ps.	7,595	Ps.	1,570	Ps.	(7,378)	Ps.	1,787		—		—

Total as of June 30, 2007	Ps.	8,755	Ps.	603	Ps.	(1,763)		—	Ps.	7,595		—

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047	Ps.	(2,068)		—		—	Ps.	8,755

Included in non-current liabilities:
Provision for contingencies		12,732	(iv)	2,226	(v)	(7,059)		7,899		12,732		10,942

Total as of June 30, 2008	Ps.	12,732	Ps.	2,226	Ps.	(7,059)	Ps.	7,899		—		—

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166	Ps.	(3,376)		—	Ps.	12,732		—

Total as of June 30, 2006	Ps.	11,027	Ps.	821	Ps.	(906)		—		—	Ps.	10,942

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 29.f.),.
(ii)	Related to off set and recovery of the year, except for Ps. (56) shown in “Other expenses” (Note 29.f.),.
(iii)	Includes recovery of impairment of Ps. (2,603) disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. (36).
(iv)	Includes Ps. 1,371 shown in “Other expenses, net” (Note 9) and Ps. 2,425 shown in “Other expenses” (Note 29.f.),.
(v)	Ps. (7,350) included in “Other expenses, net” (Note 9), Ps. (2,185) related to utilization of the year; Ps. (2) included in Note 20.f – Other expenses; Ps. (597) disclosed in “Other liabilities” (Note 4.k.) and Ps. (4,303) shown in “Financial results, net” (Note 8).
(vi)	Included in “Net income from retained interest in securitized receivables”.
(vii)	Related to utilization of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2008		2007		2006
I. Cost of sales
Stock as of beginning of year	Ps.	253,246	Ps.	159,774	Ps.	98,522
Plus:
Expenses (Note 29.f.)		4,678		2,728		2,384
Transfers to fixed assets		(4,856)		(3,399)		(293)
Transfers from investments		—		—		—
Transfers from fixed assets		—		10,513		1,422
Transfers to other receivables and prepaid expenses		—		(1,773)		(1,516)
Transfers from undeveloped parcels of land		4,611		4,465		33,006
Capitalized interest		—		—		222
Decrease in mortgage loans		—		(3,632)		—
Exchange gain		—		133		—
Transfer from intangible assets		—		2,217		—
Merger		—		978		—
Adjustment to purchase price of inventory (i)		69,974		119,615		70,740
Stock as of end of year		(179,560)		(253,246)		(159,774)

Subtotal		148,093		38,373		44,713

Plus:
Gain from valuation of inventories at fair market value		2,832		20,737		9,727
Results from holding of real estate assets		(31)		101		13
Impairment of the year		—		(1,599)		—

Cost of properties sold		150,894		57,612		54,453

II. Cost of leases
Expenses (Note 29.f.)		124,993		107,063		85,120

Cost of properties leased		124,993		107,063		85,120

III. Cost of fees and services
Expenses (Note 29.f.)		529		1,505		2,354

Cost of fees for services		529		1,505		2,354

IV. Cost of hotel activities
Stock as of beginning of year		2,957		2,336		1,289
Purchases of the year		263		621		1,047
Expenses (Note 29.f.)		84,220		69,216		57,971
Stock as of end of year		(3,220)		(2,957)		(2,336)

Cost of hotel activities		84,220		69,216		57,971

V. Cost of consumer financing
Expenses (Note 29.f.)		129,025		76,251		43,933

Cost of consumer financing		129,025		76,251		43,933

TOTAL COSTS	Ps.	489,661	Ps.	311,647	Ps.	243,831

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2008		2007
Assets
Current assets
Cash and banks:
Cash on hand	U$S	286	2.985	Ps.	853	Ps.	706
Cash on hand	Euros	9	4.701		44		27
Cash on hand	Reales	16	1.690		28		1
Cash on hand	Libras	1	5.945		5		2
Cash on hand	Pesos Uruguayos	6	0.154		1		—
Bank accounts	U$S	37,667	2.985		112,436		53,962
Bank accounts	Euros	444	4.701		2,088		1,749
Bank Accounts	Yens	—			—		29,070
Checks to be deposited	U$S	10	2.985		30		427
Investments:
Government bonds	U$S (ii)	8,241	2.985		24,501		25
Other investments	Euros	—	4.701		—		126
Mutual funds	U$S	27,875	2.985		83,207		423,483
Time deposits and money markets	U$S	11,334	2.985		33,831		—
Accounts receivable, net:
Accounts receivable, net	U$S	2,044	2.985		6,100		12,268
Accounts receivable, net	Euros	1	4.701		7		—
Related parties	U$S	99	3.025		298		57
Other receivables and prepaid expenses:
Related parties	U$S	(9)	3.025		(29)		27,049
Receivables from the sale of shares	U$S	9,100	3.025		27,527		—
Prepaid expenses and services	U$S	123	2.985		367		141
Guarantee of defaulted credits	U$S	153	2.985		457		785
Guarantee deposits	U$S	3	2.985		10		5
Others	U$S	285	2.985		851		515
Others	Reales	0	1.790		1		—
Others	Pesos Uruguayos	1	0.154		0		—

Total current assets					292,613		550,398

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	800	2.985		2,388		1,108
Accounts receivable, net:
Accounts receivable, net	U$S	367	2.985		1,095		454
Accounts receivable, net	Euros	—	4.701		—		12
Guarantee receivable	U$S	—	2.985		—		3,096
Other receivables and prepaid expenses:
Related parties	U$S	0	3.025		1		—
Credito default swap	U$S	1,065	2.985		3,178		—
Others	U$S	624	2.985		1,862		137

Total non-current assets					8,524		4,807

Total assets as of June 30, 2008				Ps.	301,137

Total assets as of June 30, 2007						Ps.	555,205

(i)	Official exchange rate prevailing as of June 30, 2008.
(ii)	Includes US$ 45 valuated at fair market value (Ps.34).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2008		2007
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	7,110	3.025	Ps.	21,507	Ps.	2,161
Trade accounts payable	Euros	7	4.701		34		18
Related parties	U$S	283	3.025		856		—
Mortgage payables:
Mortgages payables	U$S	965	3.025		2,919		17,538
Customer advancers:
Customer advances	U$S	8,384	3.025		25,360		22,461
Customer advances	Euros	—	4.701		—		2,510
Short-term debt:
Short-term debt	U$S	27,192	3.025		82,257		137,194
Taxes payables:
Taxes payable	U$S	—	3.025		—		1,218
Other liabilities:
Guarantee deposits	U$S	626	3.025		1,894		2,324
Provision for discount	U$S	—	3.025		—		723
Related parties	U$S	257	3.025		779		2,368
Other	U$S	258	3.025		781		998

Total current liabilities					136,387		189,513

Non-current liabilities
Trade accounts payable:
Trade accounts payable	U$S	1,800	3.025		5,445		135
Mortgage payables:
Mortgages payables	U$S	508	3.025		1,538		4,557
Customer advancers:
Customer advances	U$S	4,538	3.025		13,727		—
Long-term debt:
Long-term debt	U$S	324,776	3.025		982,448		1,028,683
Other liabilities
Loans with shareholders of related parties	U$S	3,500	3.025		10,588		—
Guarantee deposits	U$S	1,190	3.025		3, 600		2,781

Total non-current liabilities					1,017,346		1,036,156

Total liabilities as of June 30, 2008				Ps.	1,153,733

Total liabilities as of June 30, 2007						Ps.	1,225,669

(i)	Official exchange rate prevailing as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

f.	Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees and services		Cost of hotel activities		Cost of consumer financing		Cost of pass-through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2008		Total as of June 30, 2007		Total as of June 30, 2006
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	17,251	Ps.	2,179	Ps.	—	Ps.	19,430	Ps.	16,395	Ps.	20,351
Fees and payments for services		35		291		—		4,195		15,541		6,668		33		(6,701)		43,750		583		—		64,395		42,330		25,440
Salaries and bonuses		146		91		—		33,810		35,271		51,368		5,914		(57,282)		67,351		10,519		—		147,188		109,877		68,511
Social security contributions		—		—		—		7,304		—		—		—		—		1,924		766		—		9,994		7,837		8,396
Depreciation and amortization		97,099		221		—		10,069		1,930		299		17		(316)		6,367		34		911		116,631		98,299		82,082
Maintenance of building		11,307		1,578		—		5,471		868		37,056		105		(37,161)		1,781		4		—		21,009		38,509		27,955
Mail and telephone		40		49		—		3,665		—		4,838		—		(4,838)		689		138		—		4,581		3,611		3,028
Advertising		—		—		—		—		—		66		36,572		(36,638)		—		37,375		—		37,375		31,720		19,465
Lease expense		—		—		—		—		1,058		1,909		100		(2,009)		2,217		(127)		—		3,148		2,201		2,597
Commissions and property sales charges		—		—		—		1,503		46,532		1		—		(1)		—		5,164		—		53,199		27,799		15,470
Freight and transportation		—		4		—		277		1,171		2,830		269		(3,099)		2,626		862		—		4,940		3,954		2,746
Taxes, rates and contributions		1,070		2,251		—		2		23,346		20,571		1,820		(22,391)		18,205		67		—		44,941		27,376		17,124
Subscriptions and publications		—		1		—		—		—		124		—		(124)		321		—		—		322		166		199
Interest and index – adjustment		—		—		—		—		—		18		—		(18)		—		—		97,933		97,933		66,622		49,125
Bank charges		—		4		—		—		—		182		—		(182)		6,595		—		—		6,599		5,006		1,700
Safe deposits box		—		—		—		—		—		—		—		—		466		—		—		466		530		515
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		24		62,876		—		62,900		26,110		11,033
Travel expenses		—		—		—		—		—		—		—		—		832		—		—		832		1,503		398
Food and beverages		—		—		—		7,248		—		—		—		—		—		—		—		7,248		8,882		5,892
Personnel		—		—		—		—		1,477		3,789		277		(4,066)		2,403		—		—		3,880		3,796		1,093
Training expenses		—		—		—		—		—		—		—		—		—		1,258		—		1,258		—		304
Contingencies		—		—		—		—		—		—		—		—		99		—		—		99		—		965
Insurances		(17)		57		—		71		1,767		1,576		35		(1,611)		2,959		—		—		4,837		3,672		2,246
Surveillance		155		59		—		—		—		2,769		—		(2,769)		1,025		—		—		1,239		783		446
Training courses		—		—		—		—		—		1		—		(1)		150		—		—		150		327		22
Change for contingencies for lawsuits		1,975		—		—		—		—		—		—		—		61		—		—		2,036		324		—
Gross sales tax		—		—		—		—		—		12		—		(12)		—		38,951		—		38,951		40,027		20,021
Expenses recovery		—		—		—		—		—		(136,008)		(45,148)		181,156		—		—		—		—		—		—
Unrecovered expenses		13,182		—		—		—				600		—		(600)		—		—		—		13,182		—		—
Other		1		72		529		10,605		64		1,331		6		(1,337)		2,898		3,337		1,260		18,766		10,885		11,335

Total as of June 30,2008		124,993		4,678		529		84,220		129,025		—		—		—		179,994		163,986		100,104		787,529

Total as of June 30,2007		107,063		2,728		1,505		69,216		76,251		—		—		—		141,427		113,709		66,642				578,541

Total as of June 30,2006		85,120		2,384		2,354		57,971		43,933		—		—		—		96,882		60,105		49,710						398,459

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2008 and 2007 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2008 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

As described in Notes 6 and 34 to the consolidated financial statements, respectively, accounting rules prescribed by the BCRA differ in certain significant respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general (“Argentine GAAP”) and accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F (“US GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and US GAAP is presented in Note 34 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.

/s/ Diego Sisto
Diego Sisto
Partner

Buenos Aires, Argentina

December 30, 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2008		2007
ASSETS
Cash and due from banks	Ps.	84,723	Ps.	54,578
Banks and correspondents		562,968		273,095

		647,691		327,673

Government and corporate securities (Note 8)		1,091,604		2,159,941

Loans (Note 9)
Mortgage loans		2,205,418		1,767,133
Other loans		2,361,411		1,855,887

		4,566,829		3,623,020
Plus: Accrued interest receivable		48,555		38,496
Less: Allowance for loan losses (Note 10)		(214,551)		(136,120)

		4,400,833		3,525,396

Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements		1,433,201		1,261,850
Amounts receivable under derivative financial instruments (Note 21)		1,292,449		1,133,603
Loans in trust pending securitization		70,361		81,378
Amounts receivable under reverse repurchase agreements of government and corporate securities		2,460		3,573
Receivable from Argentine Government compensatory and hedge bonds (Note 2)		255,173		260,960
Other (Note 11)		745,758		961,258

		3,799,402		3,702,622
Plus: Accrued interest receivable		10,028		9,757
Less: Allowance for loan losses (Note 10)		(18,490)		(34,684)

		3,790,940		3,677,695

Investments in other companies		66		11

Miscellaneous receivables (Note 12)		454,527		325,977

Bank premises and equipment (Note 13)		111,064		105,000

Miscellaneous assets (Note 14)		14,278		16,183

Intangible assets (Note 13)		60,196		29,666

In-process items		1,133		107

Total Assets	Ps.	10,572,332	Ps.	10,167,649

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2008		2007
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Deposits
Checking accounts	Ps.	40,287	Ps.	39,288
Saving accounts		178,062		183,903
Time deposits		1,657,346		613,382
Other deposit accounts		32,390		27,927

		1,908,085		864,500
Plus: Accrued interest payable		18,228		4,060

		1,926,313		868,560
Other liabilities from financial transactions
Other banks and international entities (Note 17)		61,072		231,619
Bonds (Note 18)		3,210,224		3,587,186
Argentine Central Bank (Note 16)		239,104		218,031
Amounts payable under derivative financial instruments (Note 21)		975,606		968,395
Borrowings under repurchase agreements collateralized by government securities		955,173		965,803
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		3,142		4,159
Collections and other transactions on behalf of third parties		69,600		22,236
Other		116,286		144,729

		5,630,207		6,142,158
Plus: Accrued interest payable		66,574		84,485

		5,696,781		6,226,643
Miscellaneous liabilities
Taxes		11,561		1,511
Sundry creditors (Note 23)		44,958		38,520
Other (Note 23)		22,701		23,433

		79,220		63,464
Reserve for contingencies (Note 15)		182,428		262,214
In-process items		2,481		2,534
Minority interests		33,375		32,938

Total Liabilities		7,920,598		7,456,353

SHAREHOLDERS’ EQUITY
Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		717,115		717,115
Reserves		143,912		68,868
Retained earning		290,707		425,313

Total Shareholders’ Equity		2,651,734		2,711,296

Total Liabilities and Shareholders’ Equity	Ps.	10,572,332	Ps.	10,167,649

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008		2007		2006
Financial income
Interest on loans and other receivables from financial transactions	Ps.	485,931	Ps.	547,246	Ps.	443,845
Income from government and corporate securities		204,973		330,598		286,469
Other		5,687		4,376		3,489

		696,591		882,220		733,803
Financial expenses
Interest on deposits and other liabilities from financial transactions		527,924		354,969		398,355
Contributions and taxes on financial income		22,769		19,697		13,829

		550,693		374,666		412,184
Provision for loan losses (Note 10)		149,861		43,673		10,498
Income from services
Insurance premiums		95,070		76,999		53,851
Commissions (Note 24)		151,137		64,044		34,796
Other (Note 24)		43,234		19,318		12,759

		289,441		160,361		101,406
Expenses for services
Insurance claims		7,870		7,172		8,965
Commissions (Note 24)		85,719		64,653		28,860
Contributions and taxes on income from services		6,354		3,179		1,746

		99,943		75,004		39,571
Administrative expenses
Salaries and social security contributions		160,618		111,364		84,440
Advertising expenses		16,350		20,914		15,692
Value added tax and other taxes		21,763		16,987		11,819
Directors’ and Syndics’ fees		5,726		17,541		3,109
Fees for administrative services		74,598		37,744		21,455
Maintenance and repairs		7,573		4,938		4,417
Electricity and communications		16,584		10,885		7,134
Depreciation of bank premises and equipment		11,506		6,695		7,134
Rent		11,484		4,803		2,817
Other		62,258		38,942		27,173

		388,460		270,813		185,190

Net (loss) income from financial transactions	Ps.	(202,925)	Ps.	278,425	Ps.	187,766

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008	2007	2006
Miscellaneous income
Penalty interest	6,749	6,437	5,912
Loans recoveries	153,983	220,745	123,450
Other (Note 25)	23,341	4,642	44,346

	184,073	231,824	173,708
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	11,155	127,046	12,275
Other (Note 25)	20,267	23,398	36,922

	31,422	150,444	49,197

(Loss) income before income taxes and minority interests	(50,274)	359,805	312,277

Income taxes (Note 27)	3,734	1,007	1,321
Minority interests	(5,554)	(907)	(1,878)

Net (loss) income for the period	(59,562)	357,891	309,078

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)		Paid in capital		Inflation adjustment of common stock (Note 29)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders´ equity
							Legal (Note 29)		Voluntary (Note 29)
Balance as of June 30, 2005	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,444,983)	Ps.	2,044,327

Net income for the period		—		—		—		—		—		309,078		309,078

Balance as of June 30, 2006	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,135,905)	Ps.	2,353,405

Absorption of accumulated deficit approved by the General Shareholders’ Meeting held on July 21, 2006		—		(1)		(1,080,508)		(1,022,078)		(169,608)		2,272,195		—
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 12, 2007 – Legal Reserve		—		—		—		68,868		—		(68,868)		—
Net income for the period		—		—		—		—		—		357,891		357,891

Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008 – Legal Reserve		—		—		—		75,044		—		(75,044)		—
Net loss for the period		—		—		—		—		—		(59,562)		(59,562)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	—	Ps.	717,115	Ps.	143,912	Ps.	—	Ps.	290,707	Ps.	2,651,734

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008		2007		2006
Cash flows from operating activities:
Net (loss) income	Ps.	(59,562)	Ps.	357,891	Ps.	309,078
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		161,016		170,719		22,773
Net gain on investment government securities		(94,929)		(138,070)		(99,240)
Gain on derivative financial instruments		(112,934)		(81,935)		(41,635)
Depreciation and amortization		19,254		10,000		10,364
Net gain on sale of premises and equipment and miscellaneous assets		(5,775)		(2,806)		—
Net Indexing (CER and CVS) of loans and deposit		69,112		137,689		328,442
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		26,860		9,614		555,021
Loss on sale of the equity investment		—		16,466		—
Minority interest		5,554		907		1,878
Net change in trading investments		392,838		64,271		(1,107)
Net reverse repurchase agreements of government and corporate securities		(180,839)		(29,192)		(200,866)
Net change in other assets		171,676		(301,530)		298,776
Net change in other liabilities		(141,733)		(120,038)		(26,662)

Net cash provided by operating activities		250,538		93,986		1,156,822

Cash flows from investing activities:
Increase in loans, net		(920,684)		(1,149,879)		(88,886)
Proceeds from securitization of consumer loans		50,514		117,115		110,003
Purchase of government securities		—		—		(2,437,897)
Proceeds from government securities		—		—		41,645
Proceeds from maturities of investments		499,116		540,669		278,965
Sales of investments in other companies		—		9,272		—
Proceeds from sale of premises and equipment		5,468		21,463		4,849
Purchases of premises and equipment, miscellaneous and intangible assets		(57,421)		(66,427)		(12,807)

Net cash used in investing activities		(423,007)		(527,787)		(2,104,128)

Cash flows from financing activities:
Increase in deposits, net		1,043,585		254,477		189,855
Proceeds from issuance of bonds, notes and other long term debts		—		461,205		1,542,400
Proceeds from borrowings from Banks		—		—		154,240
Principal payments on bonds, notes, and other debts		(293,316)		(442,359)		(1,261,274)
(Decrease)/Increase in borrowings, net		(254,193)		159,086		316,849

Net cash provided by financing activities		496,076		432,409		942,070

Net increase/(decrease) in cash and cash equivalents		323,607		(1,392)		(5,236)
Cash and cash equivalents at the beginning of the period		327,673		327,856		314,059
Effect of foreign exchange changes on cash and cash equivalents		(3,589)		1,209		19,033

Cash and cash equivalents at the end of the period	Ps.	647,691	Ps.	327,673	Ps.	327,856

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	5,965	Ps.	69,366	Ps.	53,178
Cash paid for presumptive minimum income tax		26,197		15,432		12,709
Non-cash transactions involving securitizations		8,914		28,757		24,147
The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1. General

a. Description of business

Banco Hipotecario SA (herein after referred to as the “Bank” or “BHSA”), is a commercial bank, organized under the laws of Argentina.

The Bank historically has provided general banking services, focused on individual residential mortgage loans and construction-project loans directly to customers as well as indirectly through selected banks and other financial intermediaries throughout Argentina. In 2004, as part of its business diversification strategy, the Bank resumed the mortgage lending and expanded its product offerings, beginning to offer personal loans, credit card loans and also engaging in mortgage loan securitizations, mortgage loan servicing, other corporate loans and mortgage-related insurance in connection with its lending activities.

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to companies in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 34 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under US GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2008 are as follows:

Issuing Company
BHN Sociedad de Inversión Soeciedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

Effective September 1, 1995, pursuant to Decree No. 316/95, the Bank discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank, National Securities Commission (“CNV”) and Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) rules, the Bank resumed the application of the adjustment for inflation.

In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index “WPI” increased approximately 118.44% in 2002.

Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government, the Argentine Central Bank and the CNV eliminated the requirement that financial statements be prepared in constant currency.

2. Economic and social situation prevailing in Argentina

2.1 Current economic situation

Over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of these financial statements. The Bank considers that these situations did not exist as of June 30, 2008 but arose subsequent to that date.

As a result of the situation described above, the market value of the BODEN 2012, BOGAR and Discount bonds as of December 15, 2008 decreased approximately by Ps.806,451 compared to its market value as of June 30 2008.

In addition, as a consequence of the financial situation described above, the decrease in the quotation of Banco Hipotecario’s shares have caused a decrease in the fair value of the Total Return Swap approximately by Ps.37,328 as of December 15, 2008 compared to its fair value as of June 30, 2008.

The Bank’s management is permanently evaluating and monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effect. These financial statements must be analyzed taking into consideration the scenario described above.

The net position of the derivative financial instruments have experienced a decline of Ps.114,388 as of September 30, 2008 compared to June 30, 2008, as a consequence of the financial crisis described above. Subsequently and as of the date of issuance of these financial statements the main variables that determine these fair value (EURO/US Dollar/BADLAR/LIBOR/Country Risk), continue being affected by the market volatility mentioned before, however management believes that the subsequent changes in the variables would not significantly affect the Bank’s Shareholders’ Equity at the date of issuance of these financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s management is monitoring the effects derived from the above situation described in order to implement the necessary measures to mitigate its effect. These financial statements must be analyzed taking into consideration the scenario described above.

2.2 Pending events derived from the system’s crisis in late 2001

As a consequence of the crisis that took place in Argentina during 2001 and 2002, the National government adopted measures that influenced the banking activity, and specifically the Bank’s activity, among which were: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process, iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt.

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

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905—Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•

National Government Compensating Bond in US dollars, due 2012: Compensatory bond—difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 374,647 thousand (consolidated amount).

•	National Government Hedge Bond in US dollars, due 2012: Hedge Bond—difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,729 thousand (consolidated amount).

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of 83,011,880, and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities – Held-for-investment, ii) the amount in respect of the right to receive the Compensatory and Hedge bonds has been recorded in Other receivables for financial transactions – Receivable for Argentine Government—Compensatory and Hedge bond—In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks, have been recorded in Miscellaneous receivables, and iv) the advance to be requested for the acquisition of the Hedge bond, has been recorded in Other liabilities for financial transactions—Argentine Central Bank.

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

On November 21, 2007, National Congress through Law No. 26313, established a mandatory procedure for restructuring mortgage loans included in Section 23 of Law 25798, pursuant to the guidelines of Law 26177. For such purpose, a new calculation of some mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991 was established. On December 19, 2008, through Decree 2107/08 the government issued regulations explaining its application. This law applies only to non-performing mortgage loans granted before April 1, 1991 and requires a new balance calculation for loans affected. Banco Hipotecario S.A., as legal successor to the former Bank, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2008, the face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Exposure to the Public Sector

As of June 30, 2008, the Bank maintains Ps. 2,765,827, in government-related assets:

a)	Government securities for Ps.847,590 (excluding Argentine Central Bank Bills).

b)	Loans to the provincial and municipal governments for Ps.98,315.

c)	Rights to receive BODEN 2012 (Compensatory and Hedge bonds) for Ps.255,173 pursuant to Sections 28 and 29 of Decree 905/02.

d)	Other receivables for financial transactions for Ps.1,433,201 to BODEN 2012 of which Ps.1,410,229 corresponds to repo transactions and Ps. 22,972 corresponds to swap transactions.

e)	Miscellaneous receivables of Ps.131,548 related to BODEN 2012 deposited as collateral for the currency swap transaction (See note 35).

As of June 30, 2008, the Bank has Ps. 239,104 in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps.2,526,723 and Ps. 3,096,580 at June 30, 2008 and 2007, respectively.

To guarantee the loan to be received by the government, the bank granted the following assets as collateral: a) Secured Bonds (BOGAR) for a face value of 47,097,934, and b) Mortgage Securities granted customers of the non-financial private sectors, classified as performing, equivalent to Ps. 26,163,258.29.

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

Since January 1, 2006 according to BCRA regulations, the financial assistance to the Public Sector, may not exceed 40% of total assets as of the last day of the previous month. The Bank’s exposure to the public sector stems from compensations received from the National Government. Therefore, and considering that the exposure to the Public Sector exceed said limit, on January 19, 2006 the Bank informed the BCRA that it would gradually reduce the ratio of its exposure to the Public Sector, to the extent that bonds received from the National Government, as compensation for the asymmetric pesification will start amortizing principal. As of the date of issuance of these financial statements, there were no objections from the BCRA.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector, may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2008 the Bank’s exposure to the public sector represents 26.2% of its total assets.

5. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are classified as “held for trading – unquoted” and are recorded at its present value as required by the BCRA.

Discount Bonds exchanged for sovereign debt are classified as “held for trading – unquoted” and have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER, and CVS, where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector originally granted in foreign currency have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subject to the Exchange of Provincial Public Debt.

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

5.4. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest income is recognized on an accrual basis using the straight-line method. For all lending and certain borrowing transactions in local and foreign currency with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan. Interest accruals for loans past due more than 90 days, were discontinued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Adjustments of principal amounts from the application of the CER and CVS, were accrued as established by BCRA regulations, and interest accruals for loans past due more than 90 days, were discontinued.

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

Currency swap transactions carried out as a hedge for the Bank’s exposure to foreign currency-denominated liabilities, without transferring the underlying asset, have been recorded according to the net asset or liability position derived from variations in the underlying assets and variations in the US dollar exchange rate plus interest agreed for liabilities.

Interest rate swap transactions carried out for purposes of hedging assets and liabilities with fixed and floating rates, have been recorded in accordance with the unsettled balances of on the agreed upon lending and borrowing interests rates.

The CER swap, linked to Secured loans due in 2008 and External Debt transaction, has been recorded in accordance with unsettled balances of the agreed upon lending and borrowing interests rates.

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

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2008 and 2007, cover the minimum reserves required by the BCRA, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans and the changes in certain estimates related to the loan portfolio.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Until Communication “A” 4648 were made effective, the Bank held the following policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a.	Maintaining for six months the classification and reserves in respect of all those loans subject to refinancing.

b.	After this period expires, the Bank will proceed, as the case may be, as follows:

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

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2008 and 2007 the Bank has recorded in memorandum accounts Ps. 836,993 and Ps. 816,237, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

Through Communications “4648”, supplementary rules and amendments, the BCRA established new application regulations for the classification and provisioning of consumer loan portfolios. For such purpose, as from November 27, 2007, consumer loans refinancing will generate the freezing of the debtor classification and provision before refinancing. Furthermore, as from March 1, 2008, the aforementioned regulations are in force, and their main effects are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she will be reclassified in the category corresponding to said default, as if it was real. As to the date of these financial statements, the Bank started implementing the detailed regulation.

The individual mortgage loans granted and managed by the Retail Bank Network, in which said banks assume 100% of funds flow guarantees, have been classified pursuant to the categories corresponding to financial institutions involved pursuant to BCRA standards.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.10,513 and Ps.10,947 as of June 30, 2008 and 2007, respectively.

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

These receivables, corresponding to pesified mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank, since the trustee has not issued the corresponding debt securities and certificates participation, and therefore the Bank maintains the dual roles of trustor and sole beneficiary.

All the loans in trust at June 30, 2008 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The Bank has recorded under “Miscellaneous assets”—properties received in lieu of payment of loans. These assets are initially recognized at the lower of market value or the value of the loan, net of allowances and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

5.12. Intangible Assets, Net

Intangible assets represent software expenses as well as start-up costs. These assets are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. Intangible assets are amortized under the straight-line method over their estimated useful life.

5.13. Other Financial Instruments

On January 29, 2004, the Bank entered into a transaction to partially hedge its Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility. This transaction includes the acquisition of 71,100,000 Class D ordinary shares of Banco Hipotecario SA (see Note 29.a.). The amount agreed under this transaction was US$17,519. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at year end. The maturity date is January 30, 2009.

The rights arising from this purchase have been valued at the lower of the market price of the underlying asset or average quotation price for the last two months.

In order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 714,315 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2008, the Bank recorded Ps. 22,965 (asset position) as reverse repurchase agreements involving government securities.

5.14. Miscellaneous receivables

BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2.

5.15. Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2008		2007
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	33,374	Ps.	32,937
Total		Ps.	33,375	Ps.	32,938

5.16. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2008, 2007 and 2006, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.20. Personnel benefits

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.21. Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2008 presentation.

5.22. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.23. Reserve for contingencies

The Bank estimates contingencies and records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

5.24. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

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

Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2008 and 2007, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b) Accounting for income taxes

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

c) Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2008 and 2007 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by the BCRA, except for those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period or fiscal year, except there is a possibility and intention to carry them until maturity.

Discount Bonds have been valued pursuant to the provisions of Communication “A” 4270, supplementary rules and amendments thereof. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

d) Derivatives

Under Argentine Banking GAAP, derivatives financial instruments have been valued according to the criterion described in Note 5.5. Under Argentine GAAP, the derivatives financial instruments are recorded at fair value.

e) Receivables and debts stemming from refinancing

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

f) Financial Trusts

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g) Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAP, certain items for commissions, fees, charges and costs incurred in connection with loans or credit cards, should be capitalized according to future income. This criterion is not applied under Argentine Banking GAAP.

7. Restricted Assets

At June 30, 2008 and 2007, the Bank has deposited BODEN 2012 for Ps. 131,548 and Ps. 114,253, respectively as collateral for the currency swap transaction.

As of June 30, 2008, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores Sociedad de Bolsa SA (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the “Warehousing Credit Line Agreement” executed with International Finance Corporation.

8. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2008		2007
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.	505,797	Ps.	1,276,225
Held for Trading
- Quoted
Argentine government bonds (denominated in Pesos)		111,795		167,141
Corporate equity securities (denominated in Pesos)		85,497		117,462
Argentine Central Bank bills—Lebacs (denominated in Pesos)		117,879		403,902
Corporate equity securities (denominated in US$)		40,638		46,377
- Unquoted
National and Guaranteed government bonds (denominated in Pesos)		229,998		148,834

Total	Ps.	1,091,604	Ps.	2,159,941

(*)	As of June 30, 2008 and 2007 the bank has registered Ps.1,564,749 and Ps.1,247,920, respectively, in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions. In addition, during the year BODEN 2012 bond has amortized 12.5% of its face value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans—loans made to various entities for the construction of housing units

•	Individual residential mortgage loans—mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•	Public Loans—loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2008		2007
Non-financial public sector	Ps.	95,002	Ps.	113,516
Financial sector		28,798		88,604
Non-financial private sector
With preferred guarantees (a)		2,206,943		1,768,215
Without preferred guarantees (b)		2,236,086		1,652,685
Accrued interest receivable		48,555		38,496
Reserve for loan losses (see Note 10)		(214,551)		(136,120)

Total	Ps.	4,400,833	Ps.	3,525,396

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Includes personal loans for Ps. 839,640 and Ps. 509,186, credit cards loans for Ps. 766,415 and Ps. 381,132, overdraft facilities Ps. 261,651 and Ps. 419,797 and other loans for Ps. 368,380 and Ps. 342,570, as of June 30, 2008 and 2007, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

a) Loans:

	June 30,
	2008		2007
Balance at beginning of period	Ps.	136,120	Ps.	145,297
Provision charged to income		147,656		42,782
Loans charged off		(69,225)		(51,959)

Balance at end of period	Ps.	214,551	Ps.	136,120

b) Loans in trust pending securitization (Note 5.9):

	June 30,
	2008		2007
Balance at beginning of period	Ps.	34,684	Ps.	33,840
Provision charged to income		2,205		891
Loans charged off		(18,399)		(47)

Balance at end of period	Ps.	18,490	Ps.	34,684

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2008		2007
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	718,139	Ps.	758,275
Unsecured guarantees (1)		3,091,291		2,954,104

Subtotal		3,809,430		3,712,379
Less: Allowance for loan losses		(18,490)		(34,684)

Total	Ps.	3,790,940	Ps.	3,677,695

(1)	Includes Ps.1,433,201 and Ps.1,133,687 of Securities receivables under repurchase agreements of BODEN 2012 and Ps.1,292,449 and Ps.1,133,603 of Amounts receivable under derivative financial instruments, as of June 30, 2008 and 2007.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2008		2007
Class B subordinated mortgage-backed bonds	Ps.	214,745	Ps.	222,018
Certificates of participation		180,860		223,372
Bonds held in the Bank’s portfolio (1)		164,856		139,997
Treasury shares receivable (See Note 5.13)		80,343		219,272
Assignment of outstanding mortgage loans (2)		—		52,137
Other		104,954		104,462

Total	Ps.	745,758	Ps.	961,258

(1)	The Bank carries long-term Negotiable Obligations for Ps. 119,778 and Ps. 116,945 as of June 30, 2008 and 2007, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.
(2)	On June 29, 2007, the Bank accepted the offer to assign certain mortgage loans under collection enforcement proceedings with a book value of Ps. 124,744 as of March 31, 2007, most of which were recorded in memorandum accounts.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2008		2007
Withholdings, credits and prepaid income tax	Ps.	5,926	Ps.	3,863
Receivables from governmental entities		488		477
Recoverable expenses, taxes, and advances to third parties		3,421		241
Attachments for non-restructured ON		66,475		91,626
Guarantee deposit (1)		131,548		114,253
Presumptive minimum income – Credit tax (Note 28)		104,085		77,888
Receivables from master servicing activities		6,196		4,828
Other Directors fees		1,367		2,548
Loans to Bank staff		73,691		6,953
Other		64,498		27,170

Subtotal		457,695		329,847
Less: Allowance for collection risks		(3,168)		(3,870)

Total	Ps.	454,527	Ps.	325,977

(1)	As of June 30, 2008 and 2007 guarantee deposits comprised mainly BODEN 2012 granted as collateral to Ps. 131,548 and Ps. 114,253 deposit securing financial agreements, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2008		2007
Land and buildings	Ps.	106,479	Ps.	107,609
Furniture and fixtures		24,947		20,265
Machinery and equipment		68,937		55,507
Other		3,023		2,965
Accumulated depreciation		(92,322)		(81,346)

Total	Ps.	111,064	Ps.	105,000

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2008		2007
Third parties fees, re-engineering, restructuring and capitalized software costs		60,196		29,666

Total	Ps.	60,196	Ps.	29,666

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2008		2007
Properties held for sale	Ps.	11,622	Ps.	11,109
Assets leased to others		5,977		5,977
Other		4,667		6,700
Accumulated depreciation		(7,988)		(7,603)

Total	Ps.	14,278	Ps.	16,183

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2008		2007
Legal Contingencies (1)	Ps.	86,328	Ps.	103,463
Incurred but not reported and pending insurance claims (2)		10,513		10,947
Contingency risks (3)		32,380		32,003
Tax Provision		6,073		8,149
Stock Appreciation Rights (StAR)		34,367		67,064
Directors Compensation Plan		12,767		40,588

Total	Ps.	182,428	Ps.	262,214

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2008 and 2007, it is composed of: technical commitments for Ps. 163 and Ps. 856 (pending risks for Ps.163 and Ps. 856, without generating charges against the reserve for insufficient premiums), Debts to insured for Ps. 1,900 and Ps. 1,841 (outstanding claims for Ps. 1,284 and Ps. 1,228, IBNR for Ps. 616 and Ps. 613) and Catastrophe Allowances for Ps. 8,450 and Ps. 8,250, respectively.
(3)	Comprised of:

	June 30,
	2008		2007
Contingency sale of non-performing mortgage portfolio	Ps.	1,000	Ps.	7,000
Retirement plans		29,131		25,003
Municipality guarantee fund (a)		2,249		—

Total	Ps.	32,380	Ps.	32,003

(a)	This fund represents the amount estimated for future claims or contingencies deriving from recovery of guarantee funds during the period.

16. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2008		2007
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.	239,104	Ps.	218,031

Total	Ps.	239,104	Ps.	218,031

(1)	Accrued interest plus CER amounted to Ps.137,989 and Ps.116,911 at June 30, 2008 and 2007, respectively. The maturity of this advance will be determined once the Hedge bond is received. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been paying the advances to be requested for the acquisition of the Hedge bond for a face value of US$ 773,531 thousand.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

			June 30,
Description	Annual interest rate	Maturity date	2008	2007
Warehousing Credit Line Agreement with IFC.	8.60%	2009	42,360	40,953
Interbank loans in pesos	8.75%	2008	18,712	190,666

Total			61,072	231,619

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 in two tranches of US$ 25,000 for a term of three years.

18. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2008	2007
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	a	10.625%	272	1,113
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a	10.000%	10,322	27,669
Series IV (US$ 175,000 thousand)	03/12/98	03/12/08	a	13.000%	—	1,360
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	a	12.250%	454	464
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a	12.625%	16,418	26,797
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a	9.000%	2,907	2,554
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a	10.750%	13,682	14,319
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a	9.000%	5,747	12,551
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a	8.000%	5,461	6,068
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	478,108	563,012
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	895,838	946,246
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	328,004	456,855
Series 4-Trnache II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	302,061	308,559
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	745,242	760,242
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	405,708	459,377

					3,210,224	3,587,186

(a)	fixed interest rate
(b)	variable interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2008:

Past due (*)	Ps.	55,263
June 30, 2009		228,900
June 30, 2010		634,608
June 30, 2011		858,965
June 30, 2012		228,900
Thereafter		1,203,588

Total	Ps.	3,210,224

(*)	Includes debtors who did not accept the restructuring process.

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

19. Prepayment of financial debt

On September 21, 2007, the anticipated redemption of negotiable obligations Series 4 – maturity date 2010 – was made for a face value of US$ 40,000 thousand.

Between October 2007 and January 2008, out of court settlements were agreed with defaulting holders of negotiable obligations, who had not accepted the exchange offer made by the Bank back in January 2004. Settlements amounted to a face value of US$ 11,401 thousand and Euro 819 thousand.

On January 29, 2008, the Bank launched an offer to purchase in cash up to US$ 56,000 thousand of the total Negotiable Obligations capital in US dollars due in 2013 and the equivalent to a capital amount of up to US$ 56,000 thousand in Euro-denominated negotiable obligations due in 2013. The purchase offer expired on February 27, 2008. As a result of this transaction, securities were bought back for US$ 16,536 thousand and US$ 44,517 thousand for the series in US dollars and Euro, respectively.

20. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

21. Derivative Financial Instruments

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 150,000 thousand which due date shall be December 1, 2013.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 70,000 thousand which due date shall be December 1, 2013.

•	On July 25, 2007, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 30,000 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2008 amounts of Ps. 209,619.

2.	Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. These transactions are guaranteed with BODEN 2012. The Bank records positive results for its assets position in CER and allocates its results stemming from its liabilities position in accordance with the US dollar variations plus the interest rate agreed upon. Within this framework, the following transactions have been carried out:

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

The net book value as of June 30, 2008 amounts of Ps. 112,046.

3.	Forward contracts: In order to balance its foreign currency global position, the Bank carried out forward transactions under which it commits to receive US dollars and deliver pesos. Within this framework, on March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The maturity date is March 23, 2046.

The net book value as of June 30, 2008 amounts of Ps. (206).

4.	Interest rate Swaps: In order to hedge the position relative to issuance of debt at fixed rate and giving consideration to the holdings of floating rate securities, interest rate swap agreements have been subscribed for transactions in foreign currencies through which the Bank receives fixed rate and pays the rate agreed upon during the first year and a variable rate for the remaining term. Within this framework, during the period from April to June 2007 interest rate swap agreements were subscribed with different financial institutions for Ps. 115,000. According to these transactions, the Bank receives a fixed rate (established in 9.20% and 10.20%) and pay a variable rate BADLAR. The due date of the last of these transactions shall be June 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The net book value as of June 30, 2008 amounts of Ps. (420).

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

The net book value as of June 30, 2008 amounts of Ps. 1,217.

6.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position.

7.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date.

The net book value as of June 30, 2008 amounts of Ps. (539).

22. Securitization of mortgage loans

The Bank created sixteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust, CHA VI Financial Trust, CHA VII and CHA VIII Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust (Cédulas Personales I Financial Trust) under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages or consumer and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	—	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	—	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	—	—	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	—	—	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61,088	—	—	13,409	74,497
Declared Maturity Date	08.31.2024			08.31.2028

Cedupe I Issued on 04.03.2008
Face value in Ps.	50,514	—	—	8,914	59,428
Declared Maturity Date	07.31.2010			11.30.2013

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

23. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2008		2007
Sundry creditors:
Accrued fees and expenses	Ps.	34,210	Ps.	22,919
Unallocated collections		1,518		7,881
Withholdings and taxes payable		6,361		3,439
Other		2,869		4,281

Total	Ps.	44,958	Ps.	38,520

Other:
Directors and Syndics accrued fees	Ps.	7,757	Ps.	6,421
Payroll withholdings and contributions		6,352		6,395
Gratifications		4,600		6,598
Salaries and social securities		3,992		4,019

Total	Ps.	22,701	Ps.	23,433

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Income from Services and Expenses on Services

Income from Services—Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2008		2007		2006
Loan servicing fees from third parties	Ps.	2,599	Ps.	1,830	Ps.	1,438
Commissions from FONAVI		5,660		4,086		3,335
Commissions for credit cards		104,649		47,914		12,287
Other (1)		38,229		10,214		17,736

Total	Ps.	151,137	Ps.	64,044	Ps.	34,796

(1)	Includes Ps. 20,071 of Commissions for BHN Inversión SA as of June 30, 2008, and Ps. 11,950 of Commissions for technological services (MSI), as of June 30, 2006, respectively.

Other income from services is comprised of the following for each period:

	June 30,
	2008		2007		2006
Reimbursement of loan expenses paid by third parties	Ps.	33,203	Ps.	12,995	Ps.	7,748
Other		10,031		6,323		5,011

Total	Ps.	43,234	Ps.	19,318	Ps.	12,759

Expenses on Services—Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2008		2007		2006
Structuring and underwriting fees	Ps.	8,209	Ps.	9,543	Ps.	9,195
Retail bank originations		52		105		165
Collections		360		427		273
Banking services		63,066		46,339		16,220
Commissions paid to real state agents		14,032		8,239		3,007

Total	Ps.	85,719	Ps.	64,653	Ps.	28,860

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

25. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income are comprised of the following for each year:

	June 30,
	2008		2007		2006
Income on operations with premises and equipment and miscellaneous assets	Ps.	5,743	Ps.	939	Ps.	3,497
Recovery of Director’s fees		—		—		9,765
Capitalization of the presumptive minimum income tax		—		—		24,640
Bank loan interest		3,909		71		—
Recovery of guarantee funds		7,495		—		—
Other		6,194		3,632		6,444

Total	Ps.	23,341	Ps.	4,642	Ps.	44,346

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2008		2007		2006
Depreciation of miscellaneous assets	Ps.	455	Ps.	417	Ps.	380
Gross revenue tax		473		590		344
Other taxes		7,566		9,085		7,727
BOGAR and Secured Loans valuation adjustment		—		—		20,806
Equity in loss of affiliates		—		6,141		—
Donations		2,283		1,882
Allocation of mortgage loan relief fund		1,351		—		—
Other		8,139		5,283		7,665

Total	Ps.	20,267	Ps.	23,398	Ps.	36,922

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	436,755
Government and corporate securities		544,785
Loans		224,979
Other receivables from financial transactions		3,124,957
Miscellaneous receivables		148,090
In-process items		480

Total as of June 30, 2008	Ps.	4,480,046

Total as of June 30, 2007	Ps.	4,526,643

Liabilities:
Deposits	Ps.	380,032
Other liabilities from financial transactions		4,819,899
Miscellaneous liabilities		695
In-process items		124

Total as of June 30, 2008	Ps.	5,200,750

Total as of June 30, 2007	Ps.	4,891,468

27. Income Tax

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

The Bank has a tax net operating loss carry forward of Ps. 309,868 and Ps. 838,675 at June 30, 2008 and 2007, respectively.

28. Presumptive Minimum Income Tax

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As accepted by the BCRA, at June 30, 2008 the Bank capitalized the Ps.103,167 tax credit corresponding to the fiscal years between 1999 and 2007.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999	4,441
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634

29. Shareholders’ Equity

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

As of June 30, 2008, the Bank’s capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI)	A	658,530,880	43.9%	1 vote	(b)
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors	D	691,469,120	46.1%	3 votes	(c)

		1,500,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.
(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

(b) Restriction on the distribution of profits

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(c) Minimum Capital Requirements

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2008	Ps.	1,677,311	Ps.	2,641,937
June 30, 2007		1,874,897		2,689,044
June 30, 2006		1,040,941		2,343,701

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

30. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

31. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2008 and 2007, the commitments to extend credit under these arrangements amounted to approximately Ps.54,916 and Ps.147,914, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2008 and 2007 amounts to Ps. 1,266,212 and Ps. 592,048.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 52,782 and Ps 74,549 as of June 30, 2008 and 2007, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 86,209 and Ps. 101,353 as of June 30, 2008 and 2007 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.162,748 and Ps. 114,368 as of June 30, 2008 and 2007 respectively.

32. Out-of-court reorganization plan

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

33. Claim by the Federal Tax Commission

Through note N° 42/08 dated June 3, 2008, the “Federal Tax Commission” served the Bank notice about a Declaratory Order issued by Executive Committee No. 4, dated September 28, 2007, stating the following: i) Banco Hipotecario SA’s right to collect commissions on National Housing Fund resource transfers to the Provinces and to the Autonomous City of Buenos Aires expired on July 23, 2007, ii) this task shall be transferred to Banco Nación Argentina, and iii) Banco Hipotecario SA shall refrain from withholding such banking commission as from the day following notice thereof and shall credit the respective accounts with the commissions collected after July 23, 2007.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On July 23, 2008, the Bank objected said order by arguing the following: i) the incompetence of the Federal Tax Commission for issuing such order, based on the legal origin of the Bank’s exclusive right to centralize and distribute FONAVI funds; ii) the incorrect interpretation of the provisions of decree 927/97, containing the regulations for Law 24855, Act for Privatizing former Banco Hipotecario Nacional, since it only obliged the Bank to maintain the service provision conditions in force at the time of passing said law during 10 years, without any expiration provisions regarding the role of the Bank in the process, and iii) the unlawfulness of requiring a retroactive reimbursement of commissions, giving consideration to the fact they were collected for services that were effectively rendered on behalf of the Department of Urban Development and Housing.

As of the date of these financial statements, no decision about the objection had been made yet, and funds were still being sent to the Bank for distribution to the Provinces, in accordance with the directives of the Department of Urban Development and Housing.

34. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and regulations of the SEC.

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with US GAAP, under SFAS N° 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In accordance with US GAAP, specifically in the Emerging Issues Task Force N° 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life on the loan.

During the period ended June 30, 2007, the Bank sold its remaining position in Secured Loans. Therefore, no US GAAP shareholders’ equity adjustment has been recorded as of June 30, 2008 and 2007.

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

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

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

As of June 30, 2008, 2007 and 2006, the result of applying SFAS N° 114, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (1,119), Ps. 8,878 and Ps. 3,290, respectively.

In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the SFAS 5 considerations.

As of June 30, 2008 and 2007, the result of the migration analysis showed that the Bank has provided for loan losses in deficit of this analysis for Ps.105,762 and Ps. 46,813. For US GAAP purposes, this amount of provision has been charged.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2006, the result of the migration analysis showed that the bank provided for loan losses in excess of this analysis for Ps. 16,036. For US GAAP purposes, this amount of provision has been reversed.

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received.

d. Derivative Instruments

As mentioned in Note 21 and 5 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N° 133 as amended, which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2008, 2007 and 2006 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (212,577), Ps. (50,188) and Ps. (18,087), respectively.

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 1,048,000, Ps. 1,047,000 and Ps. 990,000 at June 30, 2008, 2007 and 2006, respectively.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. The remaining portion of the Hedge bond to be received as of June 30, 2008 and 2007 is also recognized at their fair value for US GAAP purposes.

In connection with the Compensatory Bonds received or receivable by the Bank they were recognized at the technical value (nominal value plus interest accrued) according to Argentine Banking GAAP. Under US GAAP such amounts should initially be recognized at their quoted market value (limited to the amounts of the loss BHSA suffered in connection with the asymmetric pesification). Thereafter, Compensatory Bonds received are classified as available for sale securities and recognized at market value with the gains or losses recognized as a charge or credit to equity through other comprehensive income. In connection with the Compensatory Bond to be received it has been recognized at market value with the gain or loss recognized through income statement.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

f. Other government securities

As of june 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2008, 2007 and 2006 the Discount Bonds were considered available for sale securities for US GAAP purposes according with SFAS N° 115 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is less than its amortized cost, consequently the Bank has recorded an other-than temporary impairment of Ps.2,218 for US GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the cost basis for the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with SFAS N° 114.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS N° 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS N° 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS N° 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

During 2006, 2007 and 2008, the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under US GAAP and the price paid by the Bank was recognized as a gain for US GAAP purposes.

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

For US GAAP purposes, these types of transactions are covered by different accounting pronouncements depending on the transaction date. For transactions prior to January 1, 1997, SFAS N° 77, Accounting for Sales of Receivables with Recourse and FASB Technical Bulletin N° 85-2, Accounting for Collateralized Mortgage Obligations, provided the authoritative accounting guidance. Under this guidance, the BHN I securitization should be accounted for as a collateralized borrowing. The loans and the restated bond obligations would be reinstated on the balance sheet for US GAAP purposes and would be accounted for in the normal manner as other mortgage loans and borrowings.

SFAS N° 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS N° 125”) became effective for securitizations of receivables after December 31, 1996 (since amended by SFAS N° 140). SFAS N° 125 bases the accounting for transfers on the consistent application of a financial-components approach that focuses on control. Upon a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes the financial assets when control has been surrendered. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are collateralized borrowings. Under SFAS N° 125, the BHN II and BHN III securitizations that occurred during the year ended December 31, 1997 would be accounted for as sales. For US GAAP purposes under SFAS N° 140, BHN IV and BACS I securitizations were considered sales. For that reason debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20. The unrealized loss on the retained interests at June 30, 2002 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method. At the date of the securitization, the Bank recognized interests in the securitization

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

trust through the bonds and the certificates of participation hold and cease recognizing the loans over which they have surrendered control. The basis of retained interest and the sold interest are based upon a relative fair value allocation of the basis of the loans transferred.

Subsequent to the initial recognition, any retained interests in the securitizations should be recorded for as securities under SFAS N° 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS N° 115”) and accounted for as available for sale securities

Mortgage-backed securities created after a securitization of mortgages held for sale should be classified as either trading or available for sale securities in accordance with SFAS N° 65, Accounting for Certain Mortgage Banking Activities and as amended by SFAS N° 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise.

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

•

The re-consolidation of the loans under BHN I, BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA I and Cédulas Personales I resulted in an adjustment. See Note 34.c. for allowance for loan losses.

•

The recognition of the effect of accounting for the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 22. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2007 and 2008, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

•

The fair value recognition of those certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) considered sales under US GAAP and classification as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps.25,630 is considered to have occurred and the beneficial interest have been written down to fair value, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2008 represents the new cost basis of these trusts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

j. Acquisition of Treasury shares

Under Argentine Banking GAAP, an acquisition by a company of its own shares is recognized as an asset and marked to market daily with the resulting gain or loss reflected in the statement of income (see Note 5.13.). Under US GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

On January 29, 2004 BHSA entered in a transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA (see Note 29.a.). Under Argentine Banking GAAP, BHSA recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

k. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under US GAAP SOP 98-1, effective for fiscal years beginning after December 15, 1998, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

l. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with Statement of Accounting Standards N° 144, “Impairment of Long-lived Assets”, such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the year these assets have evidenced an increase in the market prices.

As of June 2008 and 2007, no additional impairment was recorded in fixed and foreclosed assets, since the carrying amount of long lived assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

m. Minority Interest

This adjustment represents the effect on minority interest on the US GAAP reconciling items, as appropriate.

n. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

o. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS N° 60.

Therefore, the technical reserves for the twelve month periods ended June 2006, 2007 and 2008 were adjusted for US GAAP.

p. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in paragraph 12 of FAS 34, the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

q. Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes, under US GAAP income taxes are recognized on the liability method whereby deferred

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not that it will not be recoverable.

For the twelve-month period ended June 30, 2006, the Bank believed it was more likely than not, that it would not generate future taxable income sufficient to absorb any of its net deferred tax assets. For that reason, the Bank provided a full reserve of its net deferred tax assets for such years.

As of June 30, 2007, and based on the analysis performed on the realizability of the tax loss carryforwards, the Bank believes it will recover only a portion of the net operating tax loss carryforwards and all the temporary differences, with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

As of June 30, 2008, and based on the analysis performed on the realizability of the tax loss carryforwards, the Bank believes it will recover only the temporary differences, with future taxable income. Therefore, the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 185,466 and Ps. 215,185, as of June 30, 2008 and 2007, respectively.

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2008, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004 - 2008

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s assets and liabilities would be increased by approximately Ps. 51,164, Ps. 74,443 and Ps. 27,624, had US GAAP been applied at June 30, 2008, 2007 and 2006, respectively.

s. Fair Value Measurements Disclosures

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007 and interim periods within these fiscal years, with early adoption permitted. SFAS 157:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•

Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

•	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Bank’s creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of SFAS 159 analysis, the Bank has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Valuation hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Determination of fair value

Following is a description of the Bank’s valuation methodologies for assets and liabilities measured at fair value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

The Bank believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Assets

a) Securities

The Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded. Level 1 securities include national and government bonds, instruments issued by BCRA and corporate securities.

b) Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for US GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of this securities (BODEN 2012), quoted prices are available in active market.

c) Subordinated mortgage backed bonds / Retained interests in securitizations

The Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.

d) Derivatives

The fair value of level 3 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

Liabilities

e) Derivatives

The fair value of level 3 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

The following table presents the financial instruments carried at fair value as of June 30, 2008, by SFAS 157 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2008	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
BODEN 2012 – Compensatory Bond	595,399	595,399	—	—
Provincial Public Debt – BOGAR	145,040	145,040	—	—
Other government securities	108,628	108,628	—	—
Instrument issued by the BCRA	117,879	117,879	—	—
Corporate securities	148,025	148,025	—	—
Hedge Bond – BODEN 2012	241,892	241,892	—	—
Securities receivable under repurchase agreements
Securities receivable under repurchase agreements – BODEN 2012	1,232,640	1,232,640	—	—
Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	221,018	—	—	221,018
Derivatives
Cross Currency Swap (Euro/Dollar)	157,051	—	—	157,051
Credit Currency Swap (Ps. CER/Dollar)	36,751	—	—	36,751
TOTAL ASSETS AT FAIR VALUE	3,004,323	2,589,503	—	414,820

LIABILITIES
Derivatives
Foreign currency forward contracts	(4,189)	—	—	(4,189)
Interest rate Swaps	(12,217)	—	—	(12,217)
CER Swap linked to Secured Loans due 2008 and External Debt	(44,279)	—	—	(44,279)
TOTAL LIABILITIES AT FAIR VALUE	(60,685)	—	—	(60,685)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2008 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Balances as of June 30, 2008	Total Fair Value Measurements
	Net Derivative financial instruments					Available for sale securities

	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Currency Swap USD 2046	Interest rate Swaps BADLAR	CER Swap Linked to PG08s and External Debt	Subordinated mortgage backed bonds
Fair value, July 1, 2007	109,335	25,389	(429)	423	(20,280)	222,534
Total gains or losses (realized/unrealized)
Included in earnings	47,716	11,362	(3,760)	(12,291)	(23,999)	(15,301)
Included in other comprehensive income	—	—	—	—	—	13,785
Purchases, issuances and settlements	—	—	—	(349)	—	—
Transfers in to/ out of level 3	—	—	—	—	—	—

Fair value, June 30, 2008	157,051	36,751	(4,189)	(12,217)	(44,279)	221,018

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Balances as of June 30, 2008	Total Gains and Losses
	Net Derivative financial instruments					Available for sale securities

	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Currency Swap USD 2046	Interest rate Swaps BADLAR	CER Swap Linked to PG08s and External Debt	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2008:
Financial Income	47,716	11,362	(3,760)	(12,291)	(23,999)	(15,301)

Total	47,716	11,362	(3,760)	(12,291)	(23,999)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

		June 30,
		2008	2007
Total shareholders’ equity under Argentine Banking GAAP		Ps. 2,651,734	2,711,296
US GAAP adjustments:
- Loan origination fees and costs	(a)	11,855	9,252
- Loan losses reserve	(c)	(201,432)	(89,874)
- Derivative Instruments	(d)	(188,599)	(50,188)
- Compensatory and Hedge Bonds	(e)	(212,577)	(183,969)
- Other government securities	(f)	(16,060)	(9,110)
- Provincial Public Debt	(g)	(55,693)	(18,446)
- Trouble debt Restructuring	(h)	(127,596)	(158,589)
- Securitization of mortgage loans	(i)	(69,355)	(47,428)
- Acquisition of treasury shares	(j)	(80,343)	(219,272)
- Intangible assets	(k)	(12,839)	(3,513)
- Impairment of fixed and foreclosed assets	(l)	(45,149)	(46,590)
- Minority Interest on US GAAP Adjustments	(m)	8,892	5,238
- Vacation provision	(n)	(6,783)	(4,548)
- Insurance technical reserve	(o)	(24)	(1,716)
- Capitalization of interest cost	(p)	1,541	1,471
- Deferred Income Tax	(q)	185,466	215,185

Total Shareholders’ Equity under US GAAP		Ps. 1,843,038	2,109,199

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

			June 30,
			2008		2007	2006
Net (loss) income as reported under Argentine Banking GAAP			Ps.	(59,562)	357,891	309,078
US GAAP adjustments:
- Loan origination fees and costs	(a	)		2,603	2,495	281
- Public Sector Loan received from Bond Swap	(b	)		—	23,326	56,581
- Loan losses reserve	(c	)		(111,558)	(109,200)	12,250
- Derivative instruments	(d	)		(138,411)	(32,101)	(37,942)
- Compensatory and Hedge Bonds	(e	)		179,408	74,431	112,927
- Other government securities	(f	)		(18)	411	(3,063)
- Provincial public debt	(g	)		14,494	8,860	10,121
- Trouble debt Restructuring	(h	)		30,993	11,314	149,377
- Securitization of mortgage loans	(i	)		(21,802)	(14,708)	(36,183)
- Acquisition of treasury shares	(j	)		138,929	(140,351)	20,619
- Intangible assets	(k	)		(9,326)	(23)	(2,041)
- Impairment of fixed and foreclosed assets	(l	)		1,441	2,790	2,025
- Minority interest on US GAAP Adjustments	(m	)		3,519	(313)	1,551
- Vacation provision	(n	)		(2,235)	(1,603)	254
- Insurance technical reserve	(o	)		1,692	(4,010)	367
- Capitalization of interest of cost	(p	)		70	508	963
- Deferred tax	(q	)		(29,719)	209,166	7,835

Net income in accordance with US GAAP			Ps.	518	388,883	605,000

Basic and diluted net income per share in accordance with U.S. GAAP				0.000	2.722	4.234
Average number of shares outstanding (in thousands)				1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

Total Shareholders’ Deficit
Balance as of June 30, 2006	Ps. 1,592,014
Other comprehensive Income	128,302
Net income for the twelve month period in accordance with US GAAP	388,883

Balance as of June 30, 2007	Ps. 2,109,199
Other comprehensive Income	(266,679)
Net income for the twelve month period in accordance with US GAAP	518

Balance as of June 30, 2008	Ps. 1,843,038

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The following disclosure presented for the twelve-month periods ended June 30, 2008, 2007 and 2006, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2008		2007		2006
Income Statement
Financial income	Ps.	900,184	Ps.	813,402	Ps.	1,006,240
Financial expenses		(550,693)		(374,666)		(412,184)
Net financial income		349,491		438,736		594,056
Provision for loan losses		(261,419)		(152,873)		1,752
Income from services		292,044		162,856		101,687
Expenses for services		(99,943)		(75,004)		(39,571)
Administrative expenses		(390,549)		(267,538)		(184,243)
Net income from financial transactions		(110,376)		106,177		473,681
Miscellaneous income		184,073		231,824		173,708
Miscellaneous expenses		(37,691)		(156,057)		(48,576)
Income before income taxes and minority interests		36,006		181,944		598,813
Income taxes		(33,453)		208,160		6,515
Minority interests		(2,035)		(1,221)		(328)

Net income under U.S. GAAP		518		388,883		605,000

Other comprehensive income:
Unrealized gains on securities		(266,679)		128,302		29,877

Other comprehensive income		(266,679)		128,302		29,877

Comprehensive income	Ps.	(266,161)	Ps.	517,185	Ps.	634,877

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector—Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2008 and 2007, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2008				June 30, 2007
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	—	Ps.	—	Ps.	769	Ps.	769
Argentine provincial debt		200,733		145,040		208,127		189,681
Other Argentine public-sector receivables (3)		124,688		108,628		320,610		311,500
Compensatory bond received		2,027,335		1,828,039		2,524,145		2,402,174
Compensatory and hedge bonds to be received (1) (2)		255,173		241,892		260,960		198,962

Total	Ps.	2,607,929	Ps.	2,323,599	Ps.	3,314,611	Ps.	3,103,086

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond.
(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in “Other Liabilities from Financial Transactions – Argentine Central Bank”, for Ps. 239,104 as of June 2008.
(3)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

As we mentioned in note 2.1, over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of these financial statements. The Bank considers that these situations did not exist as of June 30, 2008 but arose subsequent to that date.

The quality of the Bank financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Risks and

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

uncertainties facing the Bank that are generally the result of the recent economic crisis and the resulting government actions, include the fact that an important amount of the Bank’s assets are concentrated in Argentine public-sector debt instruments.

As of June 30, 2008, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 26,2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

2) Concentration of deposits

As of June 30, 2008 and 2007, the concentration of deposits is a follow:

Number of customers	2008		2007
	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	134,144	6.89%	168,072	19.35%
50 following largest customers	276,134	14.17%	175,079	20.16%
100 following largest customers	290,478	14.91%	61,456	7.07%
Rest of customers	1,247,315	64.03%	463,953	53.42%

Total	1,948,071	100%	868,560	100%

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were affected by the impact of discount rates. Discount rates remained stable in June 30, 2008 and 2007. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates to future cash flows change, so too will the carrying amounts which are dependent on such cash flows.

35. Subsequent events

Legal regulations

On August 1, 2008 Decree 1207/2008 by the Executive Branch was published in the Official Gazette, which limits the deduction of profits deriving from participation certificates in trust fund related to utilities’ infrastructure works when they meet the requirements of section 70.2 the income tax regulatory decree. In turn, all the requirements included in the amendment are similar to those included in section 70.2 of the income tax regulatory decree. Accordingly, those trust funds created for a purpose other than the abovementioned will not be subject to deduction of profits allocatable to participation certificates.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Financial trust redemption

Through Minutes N° 239 dated October 23, 2008, the Board of Directors resolved:

1)	Proceed to the early redemption of participation certificates and the termination of the Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1. Accept the loans with the rating and valuation recorded by the trust’s trustor.

2)	Proceed to the early redemption of participation certificates and the termination BHI Mortgage Financial Fund. Reverse loans from the trust fund and allot them, without altering the trust assets thereof, to BHN Master Mortgage Trust, with the rating and value recorded.

Guarantees deposited for swap and repo transactions

The decrease in prices of government securities and the increase in Argentine credit risk originated the need to set up additional guarantees. As of November 25, 2008, the guarantees deposited for swap and repo transactions amounts Ps.640,576 (in U$S) and Ps.96,005 in BODEN 2012. These escrow deposits have been recorded in “Miscellaneous Receivables”. The breakdown of the abovementioned guarantees for each transaction is described as follows (See Note 7):

1.	Cross Currency Swaps: the Bank has deposited Ps.15,026 (in U$S) and Ps.43,274 in BODEN as collateral.

2.	Credit Currency Swaps: the Bank has deposited Ps.89,318 (in U$S) and Ps.10,052 in BODEN as collateral.

3.	Swap linked to Secured Loans due 2008 and External Debt: the Bank has deposited Ps.153,487 (in U$S) and Ps.42,679 in BODEN as collateral.

4.	Repo transactions: the Bank has deposited Ps.382,745 (in U$S) as collateral.