Form 20-F
period 2009-06-30
CRESUD INC
filed 2009-12-30
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 128 0-30982

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor,

(C1091AAQ) Buenos Aires, Argentina

(Address of principal executive offices)

Gabriel Blasi

Chief Financial Officer

Tel +(5411) 4323-7449 – finanzas@cresud.com.ar

Moreno 877 23rd Floor

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2009 was

501,538,610

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☒

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

References to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “sqm” are the square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately

36.74 bushels. One gallon is equal to 3.7854 liter. One hectare is equal to approximately 2.47 acres and 10.000 square meters. One square meter is equal to approximately 10.764 square feet. One kilogram of live weight beef cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars”, or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This Annual Report contains our audited consolidated financial statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 (our “Consolidated Financial Statements”). Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. We prepare our Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, we must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 30 to our Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 2.d) to our Consolidated Financial Statements, in order to comply with regulations of the CNV, we discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1st, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the Consolidated Financial Statements.

As of June 30, 2009, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) has a significant investment in Banco Hipotecario S.A. that accounts for approximately 10.9% of IRSA’s total consolidated assets.

As discussed in Note 2.b to the Consolidated Financial Statements, from July 1st, 2008 to October 31 st, 2008, we acquired an additional 11.57% equity interest in Inversiones y Representaciones Sociedad Anonima (“IRSA”) and we started consolidating IRSA accounts as of that date. Therefore, the separate consolidated financial statements of IRSA are no longer included in this Annual Report. As of June 30, 2009, we have an indirect 21.34% (without considering treasury shares) equity interest in Banco Hipotecario Nacional, through our subsidiary IRSA. In compliance with Rule 3-09 of Regulation S-X, this Annual Report includes the consolidated financial statements of Banco Hipotecario Nacional as of June 30, 2009 and 2008 and for the twelve months periods ended June 30, 2009, 2008 and 2007.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2009, which was Ps.3.797 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2005, 2006, 2007, 2008 and 2009 are to the fiscal years ended June 30 of each such year.

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

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects, included elsewhere in this Annual Report.

The selected consolidated statement of income data for the years ended June 30, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our Consolidated Financial Statements which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our audited consolidated financial statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006, and 2005 which are not included herein. The selected consolidated balance sheet data as of June 30, 2005 has been derived from our audited consolidated financial statements as of June, 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 which are also not included herein.

Certain reclassifications have been made to the audited consolidated financial statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005, and to the audited consolidated financial statements as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 in order to conform to the presentation of the Consolidated Financial Statements. These reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

During the fiscal year ended June 30, 2009, we acquired directly or indirectly 78,181,444 additional shares of IRSA. Our equity interest in IRSA is 55.64% as of June 30, 2009. We started consolidated the accounts and results of operations of IRSA as from October 1st, 2008. Our consolidated financial information for periods prior to October 1st, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
INCOME STATEMENT DATA
Argentine GAAP
Agricultural production income:
Crops	35,338	134,179	117,474	72,426	37,006	44,053
Beef cattle	4,772	18,120	23,927	19,463	20,453	19,994

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Milk	5,323	20,213	18,420	10,911	7,892	3,463
Total agricultural production income	45,433	172,512	159,821	102,800	65,351	67,510
Cost of agricultural production:
Crops	(46,330)	(175,916)	(82,151)	(51,538)	(34,636)	(34,464)
Beef cattle	(4,277)	(16,241)	(19,316)	(15,050)	(18,780)	(17,012)
Milk	(4,816)	(18,286)	(14,283)	(8,477)	(5,845)	(2,095)
Total cost of agricultural production	(55,423)	(210,443)	(115,750)	(75,065)	(59,261)	(53,571)
Gross (loss) income from agricultural production	(9,990)	(37,931)	44,071	27,735	6,090	13,939
Sales:
Crops	43,314	164,463	86,870	53,401	61,660	30,893
Beef cattle	4,647	17,646	32,432	31,967	33,713	36,827
Milk	5,075	19,270	17,493	9,731	7,892	3,463
Feed lot	—	—	—	3,102	2,721	2,130
Others	9,493	36,045	25,786	12,116	6,354	4,860
Total sales- crops, beef cattle, milk, feed lot and others	62,529	237,424	162,581	110,317	112,340	78,173
Sales of farmlands	516	1,959	23,020	29,872	16,492	30,946
Cost of sales:
Crops	(38,180)	(144,969)	(75,949)	(47,350)	(52,949)	(26,273)
Beef cattle	(4,276)	(16,237)	(30,038)	(30,273)	(32,994)	(35,811)
Milk	(5,087)	(19,316)	(17,630)	(9,731)	(7,892)	(3,463)
Feed lot	—	—	—	(2,784)	(2,318)	(1,855)
Others	(6,376)	(24,210)	(17,379)	(6,737)	(3,257)	(1,546)
Total cost of sales- crops, beef cattle, milk, feed lot and others	(53,919)	(204,732)	(140,996)	(96,875)	(99,410)	(68,948)
Cost of farmland sales	(25)	(94)	(3,006)	(7,616)	(6,595)	(10,958)
Gross income from sales- Agricultural business	9,101	34,557	41,599	35,698	22,827	29,213
Sales:
Sales and development of properties	73,244	278,107	—	—	—	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others	194,146	737,173	—	—	—	—
Cost of sales:
Cost of sales and development of properties	(44,912)	(170,529)	—	—	—	—
Cost of lease and service of offices, shopping centers, hotels, consumer financing and others	(69,896)	(265,394)	—	—	—	—
Gross income from sales – Real estate business	152,582	579,357	—	—	—	—
(Loss) gross profit - Agricultural business	(889)	(3,374)	85,670	63,433	28,917	43,152
Gross profit - Real estate business	152,582	579,357	—	—	—	—

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Gross profit	151,693	575,983	85,670	63,433	28,917	43,152
Selling expenses	(55,960)	(212,482)	(14,497)	(9,972)	(10,151)	(6,600)
Administrative expenses	(35,466)	(134,664)	(26,104)	(16,628)	(11,560)	(7,271)
Gain from recognition of inventories at net realizable value	2,433	9,237	886	—	—	—
Unrealized (loss) gain on inventories- Beef cattle	(226)	(860)	8,535	5,103	2,848	11,621
Unrealized (loss) gain on inventories- Crops	(125)	(476)	(10,878)	(3,927)	1,054	(4,644)
Unrealized gain on inventories and transactions involving real estate assets	244	928	—	—	—	—
Net (loss) from retained interest in securitized receivables of Tarjeta Shopping	(5,863)	(22,263)	—	—	—	—
Operating income	56,730	215,403	43,612	38,009	11,108	36,258
Amortization of negative goodwill	8,518	32,344	—	—	—	—
Financial results, net	11,761	44,656	(52,268)	(10,458)	12,374	63,751
Gain on equity investees	12,956	49,194	38,417	40,199	22,141	28,087
Other income and expenses, net	(4,332)	(16,448)	(4,092)	(4,251)	(3,368)	(5,065)
Management fee	(3,593)	(13,641)	(2,171)	(5,485)	(3,836)	(8,533)
Income before income tax and minority interest	82,040	311,508	23,498	58,014	38,419	114,498
Income tax and minimum presumed income tax	(24,409)	(92,682)	(284)	(8,375)	(5,432)	(37,788)
Minority interest	(24,812)	(94,210)	(266)	(277)	(103)	89
Net income for the year	32,819	124,616	22,948	49,362	32,884	76,799
U.S GAAP
Total sales	422,136	1,602,849	345,422	237,166	187,215	174,039
Total Cost of sales	(242,577)	(921,067)	(267,764)	(172,750)	(155,388)	(130,469)
Gross profit	179,559	681,782	77,658	64,416	31,827	43,570
Selling expenses	(51,095)	(194,009)	(14,497)	(9,936)	(10,151)	(6,600)
Administrative expenses	(40,675)	(154,443)	(27,549)	(21,878)	(14,299)	(16,467)
Net (loss) from retained interest in securized receivables of Tarjeta Shopping	(5,071)	(19,253)	—	—	—	—
Others	(3,925)	(14,903)	(4,582)	(2,429)	(1,842)	—
Operating income	78,793	299,174	31,030	30,173	5,535	20,503
Amortization of negative goodwill	8,202	31,142	—	—	—	—
Financial results, net	13,590	51,602	(55,861)	(15,753)	3,816	54,965
(Loss) gain on equity investees	(17,700)	(67,206)	42,605	40,562	21,759	47,202
Other income and expenses, net	719	2,729	(4,083)	(4,126)	(3,246)	(5,039)
Income before income tax and minority interest	83,604	317,441	13,691	50,856	27,864	117,631
Income tax and minimum presumed income tax	(52,256)	(198,416)	2,990	(1,244)	(272)	(31,025)
Minority interest	(642)	(2,438)	(266)	(277)	(103)	88
Net income for the year	30,706	116,587	16,415	49,335	27,489	86,694

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	112,721	428,000	533,087	86,772	32,221	74,446
Trade and other receivables, net	155,506	590,458	91,183	77,542	33,830	32,002
Inventories	36,660	139,197	111,525	52,460	28,932	46,294
Other assets	—	—	1,070	—	—	—
Total current assets	304,887	1,157,655	736,865	216,774	94,983	152,742
Non-current assets:
Trade and other receivables, net	66,321	251,822	41,365	43,237	36,005	6,480
Inventories	66,244	251,529	76,113	68,344	62,712	53,223
Investments	357,810	1,358,605	925,972	474,022	428,598	364,469
Goodwill, net	(107,648)	(408,740)	—	—	—	—
Property and equipment, net	871,740	3,309,998	266,616	245,920	224,776	166,498
Intangible assets, net	14,534	55,187	22,829	23,582	23,582	—
Total non-current assets	1,269,001	4,818,401	1,332,895	855,105	775,673	590,670
Total assets	1,573,888	5,976,056	2,069,760	1,071,879	870,656	743,412
Current liabilities:
Trade accounts payable	89,516	339,894	48,467	30,936	26,439	17,894
Loans, mortgages payable, allowances and customer advances	168,621	640,255	195,600	122,750	66,422	11,500
Salaries and social security contributions, taxes payable and other liabilities	87,902	333,763	18,281	14,006	9,049	36,586
Total current liabilities	346,039	1,313,912	262,348	167,692	101,910	65,980
Non current liabilities:
Trade accounts payable	23,490	89,193	—	246	835	114,799
Loans, allowances and customer advances	269,392	1,022,880	1,803	26,491	98,281	—
Taxes payable and other liabilities	79,327	301,205	42,111	51,660	43,205	39,285
Total non-current liabilities	372,209	1,413,278	43,914	78,397	142,321	154,084
Total liabilities	718,248	2,727,190	306,262	246,089	244,231	220,064
Minority interests	378,188	1,435,982	1,160	836	559	277
Shareholders’ equity	477,452	1,812,884	1,762,338	824,954	625,866	523,071
U.S GAAP
Current assets:
Cash and banks and Investments	105,374	400,104	533,088	86,772	31,530	73,895
Inventories	31,610	120,022	111,525	52,460	27,378	44,653
Trade and other receivables, net	165,263	627,503	91,184	77,542	32,221	30,509
Other assets	—	—	185	—	—	—
Non-current assets:
Other receivables	89,273	338,968	41,365	43,237	35,898	6,465
Inventories	11,856	45,018	34,395	32,297	26,349	16,951
Investments	257,452	977,547	867,033	428,121	373,296	289,309

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Property and equipment, net	715,423	2,716,460	266,616	414,900	293,202	163,983
Intangible assets, net	17,291	65,655	22,829	23,582	23,582	—
Goodwill, net	47,293	179,572
Total assets	1,440,835	5,470,849	1,968,220	1,158,911	843,456	625,765
Current liabilities:
Trade accounts payable	93,986	356,866	48,467	30,936	25,055	16,247
Loans, allowances and customer advances	167,706	636,779	195,600	122,750	66,422	11,500
Taxes payable and other liabilities	88,856	337,385	18,281	14,006	8,618	36,356
Total current liabilities	350,548	1,331,030	262,347	167,692	100,095	64,103
Non current liabilities:
Trade accounts payable	23,316	88,532	—	—	—	—
Loans, allowances and customer advances	279,225	1,060,218	148,134	4,129	68,448	74,810
Taxes payable and other liabilities	105,551	400,775	40,929	61,181	60,286	60,715
Total non-current liabilities	408,092	1,549,525	189,063	65,310	128,734	135,525
Total liabilities	758,640	2,880,555	451,411	233,002	228,829	199,628
Minority interests	277,844	1,054,973	1,160	837	560	277
Net shareholders’ equity	404,351	1,535,321	1,515,649	925,072	614,067	425,860
CASH FLOW DATA
Argentine GAAP
Net cash provided by (used in) operating activities	78,888	299,536	(48,504)	(27,290)	(21,470)	(10,101)
Net cash provided by (used in) investing activities	(96,702)	(367,179)	(434,426)	(29,718)	(110,866)	62,734
Net cash provided by (used in) financing activities	(63,673)	(241,767)	917,833	115,814	92,251	1,691
U.S. GAAP(8)
Net cash provided by (used in) operating activities	95,143	361,259	(74,566)	(62,360)	(3,840)	54,736
Net cash provided by (used in) investing activities	(96,072)	(364,785)	(652,330)	5,296	(133,001)	(1,919)
Net cash provided by (used in) financing activities	(63,673)	(241,767)	917,833	115,814	92,251	1,691
Effects of exchange rate changes	(18,835)	(71,516)	(1,718)	56	4,505	(184)
OTHER FINANCIAL DATA
Argentine GAAP
Basic net income per share(2)	0.07	0.26	0.06	0.20	0.19	0.49
Diluted net income per share(3)	0.06	0.23	0.06	0.16	0.13	0.25
Basic net income per ADS(2)(4)	0.68	2.60	0.62	2.00	1.93	4.90
Diluted net income per ADS(3)(4)	0.61	2.30	0.60	1.60	1.32	2.50
Weighted – average number of common shares outstanding	—	484,929,612	368,466,065	247,149,373	170,681,455	155,343,629
Diluted weighted – average number of common shares(5)	—	544,172,519	385,300,115	321,214,392	321,214,392	321,214,392
Dividends paid(6)	—	—	20,000	8,250	5,500	10,000

	For the years ended on June, 30
	2009 (1)	2009 (15)	2008	2007	2006	2005
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Dividends per share	—	—	0.040	0.026	0.024	0.06
Dividends per ADS(4)	—	—	0.40	0.26	0.24	0.59
Depreciation and amortization	31,933	121,249	6,474	4,459	5,112	4,169
Capital expenditures(7)	83,536	317,188	28,019	29,327	55,771	25,960
Gross margin(8)	40.4%	40.4%	24.8%	26.1%	14.9%	24.4%
Operating margin(9)	15.1%	15.1%	12.6%	15.6%	5.7%	20.5%
Net margin(10)	8.7%	8.7%	6.6%	20.3%	16.9%	43.5%
Ratio of current assets to current liabilities(11)	0.88	0.88	2.81	1.29	0.93	2.31
Ratio of shareholders’ equity to total liabilities(12)	0.66	0.66	5.75	3.35	2.56	2.38
Ratio of non current assets to total assets(13)	0.81	0.81	0.64	0.80	0.89	0.79
Ratio of “Return on Equity” – ROE(14)	0.07	0.07	0.02	0.07	0.06	0.16
U.S GAAP
Basic net income per share(2)	0.06	0.24	0.04	0.20	0.16	0.56
Diluted net income per share(3)	0.03	0.12	0.04	0.18	0.15	0.34
Basic net income per ADS (2)(4)	0.63	2.4	0.45	2.00	1.61	5.58
Diluted net income per ADS(3)(4)	0.32	1.20	0.40	1.80	1.54	3.38
Weighted – average number of common shares outstanding	—	484,929,612	368,466,065	247,149,373	170,681,455	155,343,629
Diluted weighted – average number of common shares(5)	—	544,165,774	388,439,848	305,057,442	270,811,838	283,140,627
Gross margin(8)	287.2%	287.2%	49.2%	60.5%	26.5%	48.4%
Operating margin(9)	126.0%	126.0%	19.1%	28.9%	5.3%	27.1%
Net margin(10)	49.1%	49.1%	10.1%	47.2%	26.1%	114.7%

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2009 which was Ps.3.797 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.
(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options.
(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming (i) conversion into common shares of all of our outstanding convertible notes due 2007 and, (ii) exercise of all outstanding warrants to purchase our common shares and (iii) exercise of the options issued by the Company by reason of its common stock capital increase.
(6)	The shareholders’ meeting held in October 2008 approved the distribution of a cash dividend amounting to Ps.20,000 for the fiscal year ended on June 30, 2008.
(7)	Includes the purchase of farms and other property and equipment; also includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(8)	Gross profit divided by the sum of production income and sales.
(9)	Operating income divided by the sum of production income and sales.
(10)	Net income divided by the sum of production income and sales.
(11)	Current assets over current liabilities.
(12)	Shareholders’ equity over total liabilities.
(13)	Non-current assets over total assets.
(14)	Profitability refers to Income for the year divided by average Shareholders’ equity.
(15)	The financial data as of June 30, 2009 and for the year ended June 30, 2009 includes the accounts of IRSA on a consolidated basis.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of December 17, 2009 the exchange rate was Ps.3.8200 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the calendar year 2008 and the first semester of year 2009, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolate the external shocks and to maintain a stable parity.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
July 2009	3.8100	3.6360	3.7825	3.8100
August 2009	3.8310	3.8030	3.8193	3.8310
September 2009	3.8340	3.8080	3.8222	3.8230
October 2009	3.8240	3.7990	3.8062	3.7990
November 2009	3.7990	3.7790	3.7908	3.7910
December 2009 (As of December 17, 2009)	3.8000	3.7790	3.7882	3.8000
Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean have declined significantly recently. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration in the country’s economy situation would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in calendar year 2005. In calendar year 2006, 2007 and 2008, inflation was 9.8%, 8.5% and 7.2%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth. According to the Argentine Statistics and Census Agency, or INDEC, consumer prices increased by 5.8% during the first ten months of 2009.

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

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology; the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2009, the total outstanding debt was approximately US$ 140.6 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately US$ 1.0 billion plus interest in claims. In addition, the United Nations Commission on International Trade Law rendered an award against the Argentine government and ordered it to pay US$ 240 million plus interest and court costs. A group of bondholders that had not taken part in the restructuring of the Argentine sovereign debt sought international arbitration before the ICSID for the sum of US$ 4.4 billion.

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

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant uncertainties.

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

The nationalization of Argentina’s pension funds has adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred the approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund to be managed by the Argentine Government and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine Government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital market, leading the group of institutional investors. With the nationalization of their assets, the local capital market decreased its size and became substantially concentrated. In addition, the government became a significant shareholder in many of the country’s private companies, which will bring about consequences to Argentina’s capital markets and companies that are difficult to be measured as of to the date of this annual report.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy in general, and/or our business in particular.

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

In December, 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (AFIP) the date of purchase of their holdings or the source of the funds with which they purchased them, and were released from any civil, commercial or criminal tax actions relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (GAFI) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments assumed by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, under Resolution No. 82/2009 of the Ministry of Economy and Public Finance suspended during the term of the mentioned tax moratorium and until September 2009, the statutory deposit required for bringing capital into Argentina, when it was destinated for any of the uses described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

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

The Argentine economy could be adversely affected by economic developments in other global markets, in particular if the global financial and economic recovery is interrupted.

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

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, the global financial system experienced unprecedented volatility and disruption. As a result, the financial turmoil led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also produced an adverse impact on global economic conditions. Countries around the world experienced a significant deterioration in economic conditions, including the United States. However in recent months, worldwide markets have experienced some signs of recovery. Should this recovery be interrupted this may have a negative impact on the Argentine economy, and could adversely affect the conditions in the country in the future.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have declined significantly. If commodity prices continue to decline, the growth of the Argentine economy could be affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Our business is dependent to a large extent on the economic conditions in Brazil. As of June 30, 2009, approximately 3.6% of our consolidated assets were located in Brazil through our affiliate BrasilAgro.

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

Although inflation in Brazil has stabilized in the past years, an increase in inflation could adversely affect the operations of BrasilAgro which could adversely impact our financial condition and results of operations.

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as governmental policies to combat inflation, have had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços au Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 5.1%, 2.8% , 5.2%, 6,5% and 3.5% in 2005, 2006, 2007, 2008 and for the tem month period ended October 31, 2009, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro and consequently our financial condition and results of operations and the market price of our common shares and ADSs.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2005, 2006, 2007 and 2008, the real appreciated 12.7%, 8.6%, 16.5% and 30.07%, respectively, against the U.S. dollar. As of the period of eleven-month ended November 30,2009, as an impact of the world’s economy crisis that unfolded in mid 2007 as a result of the disruption of the United States’ subprime mortgage market, the real appreciated 24.2% against the U.S. dollar. Despite the recent appreciation there can be no assurance that the rate of exchange between the real and the dollar will not fluctuate significantly. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we may incur in the future, which could adversely affect our financial condition and results of operations. In addition, depreciation of the real creates additional inflationary pressures in Brazil that may adversely affect our results of operations. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of BrasilAgro’s revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports, which could impact the results of our subsidiary BrasilAgro.

The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive.

Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil, or the Brazilian Central Bank. We registered our investment in BrasilAgro with the Brazilian

Central Bank on April 28, 2006. Although dividend payments related to profits obtained subsequent to April 28, 2006 are not subject to income tax, if the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

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

One of the principal disadvantages of the agriculture industry in some of the regions where we operate is that they are located a long distance from major ports – in some cases, nearly 1,500 kilometers. Efficient access to transportation infrastructure and ports is critical to the profitability in the agricultural industry. Furthermore, as part of our business strategy, we intend to acquire and develop land in specific areas where existing transportation is poor. A substantial portion of agricultural production in certain of the regions where we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to the U.S. and other international producers. As a result, we may be unable to obtain efficient transportation to make our production reach our most important markets in a cost-effective manner, if at all.

Risks Relating to Our Region

Our business is dependent on economic conditions in the countries where we operate or intend to operate.

We had made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America. Because demand for livestock and agricultural products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the financial resources necessary to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

In the past year, the world’s economy experienced the effects of the crisis that unfolded in mid 2007 as a result of the disruption of the United States’ subprime mortgage market. Though there has been some recovery, an interruption of such recovery may have an impact on the economic conditions difficult to predict. Triggering a less favorable or an unfavorable international environment for the countries where we operate or intend to operate, forcing domestic policy adjustments, which could cause adverse economic conditions and adversely affect our business.

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

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect our business or the market value of, or market for, our shares or ADRs.

Governments in the countries where we operate or intend to operate exercise significant influence over their economies.

Emerging market governments, including governments in the countries where we operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

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

An eventual reduction of foreign investment in any of the countries where we operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies such as us to access financial markets.

Local currencies used in the conduct of our business are subject to exchange rate volatility and exchange controls.

The currencies of many countries in Latin America have experienced substantial volatility in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries in which account for or are expected to account for a significant portion of our revenues. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us generally, and may restrict access to international capital markets. On the other hand, the appreciation of local currencies against the U.S. dollar may lead to deterioration in the balance of payments of the countries where we operate, as well as to a lower economic growth.

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

Our land may be subject to expropriation by governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain of the countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on us or the value of our shares or ADRs.

Risks Relating to Our Agricultural Business

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

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and by-products decline.

Unpredictable weather conditions may have an adverse impact on our crop and beef cattle production.

The occurrence of severe adverse weather conditions, especially droughts, hail or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields. The 2008/2009 agricultural season in Argentina’s main production areas has sustained one of the worst droughts in the past 70 years which adversely affected the agricultural and livestock industry and also had a negative bearing on the expectations for the next season and for the cattle stock. We experienced losses and can not assume that they will not occur. According to the United States Department of Agriculture (USDA)’s November 2009 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2009/2010 season is expected to be higher than in the previous cycle though lower than in the 2007/2008 season, as this was the last period to exhibit normal weather and conditions. This decrease is partly due to the decrease in the area sown with wheat and corn. Also according to the USDA, the area sown with soybean will rise by 17.5% compared to the previous cycle, but this still will not offset the drop in the other crops. The USDA has estimated that Argentina’s wheat output for the 2009/2010 season will be 8.0 million tons: in the 2008/09 season this output had been in the region of 8.4 million tons. As regards corn, output for the previous cycle had been 12.6 million tons, whereas the USDA report for November estimated that in the 2009/2010 cycle Argentina’s output will be 14.0 million tons. As regards the USDA projections concerning soybean, Argentina’s output will be 52.5 million tons, that is 65.6% and 14.7% higher than the production posted in the 2008/09 and 2007/08 seasons, respectively. The weather phenomenon has also impacted on beef cattle, causing deaths and affecting beef and milk production. As a result, we cannot assure you that the present and future severe adverse weather conditions will not adversely affect our operating results and financial condition.

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

We may be exposed to material losses due to volatile crop prices since we hold a significant portion of our production unhedge, and expose to crop price risk.

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

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased the tax on beef cattle exports from 5% to 10%, and on January 2007 increased the tax on soybean exports from 23.5% to 27.5%. Pursuant to Resolutions No. 368/07 and 369/07 both dated November 12, 2007, the Ministry of Economy and Production further increased the tax on soybean exports from 27.5% to 35.0% and also the tax on wheat and corn exports from 20.0% to 28.0% and from 20.0% to 25.0%, respectively. In early March 2008, the Argentine government introduced a regime of sliding –scale export tariffs for oilseed, grains and by-products, where the withholding rate (in percentage) would increase to the same extent as the crops’ price. Therefore, it imposed an average tax for soybean exports of 46%, compared to the previous fixed rate of 35%. In addition, the tax on exports of wheat was increased, from a fixed rate of 28% to an average variable rate of 38%, and the tax on exports of corn changed from a fixed rate of 25% to an average variable rate of 36%. This tariff regime, which according to farmers effectively sets a maximum price for their crops, sparked widespread strikes and protests by farmers whose exports have been one of the principal driving forces behind Argentina’s recent growth. In April 2008, as a result of the export tariff regime, farmers staged a 21-day strike in which, among other things, roadblocks were set up throughout the country, triggering Argentina’s most significant political crisis in five years. These protests disrupted transport and economic activity, which led to food shortages, a surge in inflation and a drop in export registrations. Finally, the federal executive branch decided to send the new regime of sliding-scale export tariffs to the federal congress for its approval. The project was approved in the House of Representatives but rejected by the Senate. Subsequently, the federal government abrogated the regime of sliding-scale export tariffs and reinstated the previous scheme of fixed withholdings.

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

The current credit crisis is having a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farm sales will provide us with sufficient liquidity through the current credit crisis, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction the in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

Government intervention in our markets may have a direct impact on our prices.

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. Since 2005, the Argentine government, in order to increase the domestic availability of beef and reduce domestic prices, adopted several measures: it increased turnover tax and established a minimum average number of animals to be slaughtered. In March 2006, the registries for beef exports were temporarily suspended. This last measure was softened once prices decreased. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government could impose will allow us to freely negotiate the price of our products.

We may increase our crop price risk since we could have a net long position in crop derivatives.

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

We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oilseed market than in the market for cereals. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine government. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In fiscal year 2009, we sold our products to approximately 134 customers. Sales to our ten largest customers represented approximately 74% of our net sales for the fiscal year ended June 30, 2009. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Bunge Argentina S.A., represented, in the aggregate, approximately 46% of our net sales, while the remaining seven customers in the aggregate represented approximately 28% of our net sales in fiscal year 2009.

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

Our subsidiaries’ dividend restrictions may adversely affect us.

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

As of November 30, 2009, Mr. Eduardo S. Elsztain, was the beneficial owner of 34.8% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A.

(“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of November 30, 2009 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through Cresud of 57.33% (on a fully diluted basis) of the common shares of IRSA, an Argentine company that currently owns approximately 65.86% (on a fully diluted basis) of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer of Cresud. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of June 30, 2009, we owned approximately 55.64% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

As of June 30, 2009, our investment in BrasilAgro represented 3.6% of our total consolidated assets. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of November 30, 2009, we owned 22.89% of the outstanding common shares of BrasilAgro.

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

As of June 30, 2009, we owned land reserves of 238,012 hectares, most of which are located in under-utilized areas where agricultural production is not fully developed. Existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves. In accordance with legislative requirements, we have applied for approval to develop parts of our land reserves, to the extent allowed. We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land.

We may be negatively affected by the financial crisis in the U.S. and global and capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the past year. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception our prospects or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Increased energy prices and fuel shortages could adversely affect our operations.

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

Risks Relating to our Real Estate Business

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our subsidiary IRSA’s real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•

significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from our tenants;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

If any one or more of the foregoing conditions were to affect our real estate business, it could have a material adverse effect on our financial condition and results of operations.

Our investment in property development or redevelopment may be less profitable than we anticipate.

We are engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

•

occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

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

•

we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or we may be affected by building moratoria and anti-growth legislation.

The real estate industry in Argentina is increasingly competitive.

Our real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

In addition, many of our shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of our property could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. We can not assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on our results of operations.

We face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that our acquisitions, have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimate;

•

acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•

we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for the type of developments we intend to propose. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Acquired properties may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities for which we would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, loss of profit, floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we would experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

In addition, we cannot assure you that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

Demand for our premium properties which target the high-income demographic may be insufficient.

We have focused on development projects intended to cater to affluent individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver to us units in premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the prices or in the time frame we estimated, which could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Some of our properties are mortgaged to secure our indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on such mortgages. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring-necessary expertise to enhance property values. In order to pursue acquisitions, we need access to equity capital and also debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our Real Estate Business level of debt may adversely affect our operations and our ability to pay its debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our Real Estate business. As of June 30, 2009, our Real Estate Business debt amounted to Ps.1,395.8 million (including accrued and unpaid interests, deferred financing costs and mortgages payable).

Although our Real Estate Business is generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate given the current availability of the credit lines with the Banks. We cannot assure you that the Real Estate Business will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recurrent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to capital and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. The Real Estate Business leverage could also affect our competitiveness and limit our ability to react to market conditions, the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by the financial crisis in a U.S. and global capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The recurrence of a credit crisis could have a negative impact on our major customers who in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. Although we believe that our available borrowing capacity, under the current conditions, and the proceeds from potential sales of properties will provide us with sufficient liquidity the impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of our shopping center and other rental properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers and, to a lesser extent, our office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Our development, redevelopment and construction activities are inherently risky and may render projects unprofitable for us.

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally hire third-party contractors. Risks associated with our development, renovation and construction activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts, or units in new buildings may remain unsold upon completion of construction;

•

construction and lease-up may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

•

we may incur in capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions; contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services. Due to such need they signed indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in the last years there have been several courts which denied the existence of independence in those labors relationships and ruled in favor of a plaintiff (employee) by means of declaring the existence of joint and several liabilities between both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

We are subject to payment default risks due to our investments in consumer financing through our subsidiary APSA.

Through our subsidiary APSA we owned as of June 30, 2009 a 93.4% interest in Tarshop S.A. (“Tarshop”), a company dedicated to the consumer finance business that originates credit cards accounts and personal loans to promote sales from APSA’s tenants and other selected retailers. For the fiscal year ended June 30, 2009, Tarshop had net revenues of Ps 236.8 million, representing 19.4 % of our consolidated revenues for such fiscal period.

Consumer financing businesses such as Tarshop are adversely affected by defaults or late payments by borrowers and card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s consumer finance business. In addition, if our consumer finance business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.147.0 million in equity certificates as of June 30, 2009.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded another-than-temporary impairment charge of Ps.12.1 million to the retained interests to reflect current fair value.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. We may also face higher liquidity risks on financial trusts.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Through APSA’s subsidiary Tarshop we take part in the consumer financing business. Tarshop operates in the issuance, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants personal loans. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of financial trusts that securitize those receivables. These financial trusts issue trust debt securities that are placed through public offerings, while Tarshop keeps a subordinated interest by holding participation certificates. Such participation certificates amounted to Ps.147.0 million as of June 30, 2009.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to recover the participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operations.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of our hotels is highly dependent on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel patterns, including seasonal changes;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect our operations and profitability.

Lease Law No. 23,091 imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•

lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to adjust the amounts owed to us under our lease agreements;

•

residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial and office lease agreements after the initial six-month period.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

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

We have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For the fiscal year ended June 30, 2009, more than 88% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with the expansion to other Latin American markets.

From 1994 to 2002, our subsidiary IRSA had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

We continue to believe that Brazil, Uruguay and other Latin American countries offer attractive opportunities for growth in the real estate sector. We will continue to consider investment opportunities outside of Argentina as they arise.

Investments in Brazil and other Latin American countries are subject to significant risks including sovereign risks and risks affecting these countries’ real estate sectors. These risks include competition by well-established as well as new developers, unavailability of financing or financing on terms that are not acceptable to us, exchange rate fluctuations, lack of liquidity in the market, rising construction costs and inflation, extensive and potentially increasing regulation and bureaucratic procedures to obtain permits and authorizations, political and economic instability that may result in sharp shifts in demand for properties, risks of default in payment and difficulty evicting defaulting tenants.

Recently, IRSA has acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where it plans to develop a real estate housing units and commercial premises.

We face risks associated with the Real Estate Business expansion in the United States.

On July 2, 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America;

Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Results of operation of the Real Estate Business for the fiscal year ended June 30, 2008 and 2009” and “Gain/( Loss) on equity investee”.

Also, after the end of fiscal year 2009, on August 4, 2009, we acquired a 10.4% equity interest in Hersha Hospitality Trust (“Hersha”), whose main assets are 73 hotels. Most of these hotels are located in the east coast of the U.S. For more information about Hersha, please see “Recent Developments” and “Significant Changes”.

The U.S. markets have been recently experiencing extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in security prices, rating downgrades and declining valuations, and this disruption has been acute in real estate and related markets. This disruption has lead to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties as offices, may continue to experience declines in business and real estate values in the U.S. or elsewhere. We are unable to predict the likely duration or severity of the effects of the disruption in financial markets and adverse economic conditions and the effects they may have on our business, financial condition and results of operations.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million as of June 30, 2009, would be lost. As of June 30, 2009, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in the Shopping centers segment, as of June 30, 2009, we owned 63.3% of Alto Palermo, while Parque Arauco S.A. owns 29.6%. We through our subsidiary Alto Palermo, own 80% of Panamerican Mall S.A., while 20% is owned by Centro Comercial Panamericano S.A. In the Development and sale of properties segment, we have ownership of 50% in Puerto Retiro and Cyrsa S.A. (“CYRSA”). In addition we have a 90% stake in Solares de Santa María S.A. while Unicity S.A. owns the remaining 10%. In the Hotel operations segment, we own 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. Through IRSA we owned 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. We owned 76.34% of Hotel Intercontinental. In the Financial operations and others segment, we owned 21.34% of Banco Hipotecario (without considering treasury shares), while the Argentine government has a controlling interest in it. Finally, after the end of fiscal year ended June 30, 2008, we acquired a 30% interest in Metropolitan, which as of June 30, 2009, is still held by it.

We could become engaged in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner be declared bankrupt, we could become liable for our partner’s share of joint venture liabilities.

We may not be able to recover the mortgage loans we have provided to purchasers of units in our residential development properties.

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 =US$1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. dollar value of our outstanding mortgages.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, when there is a default under a mortgage, we do not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property we are required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. On June 14, 2006, a new suspension period was approved, which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798, which was enacted on November 6, 2003 and is regulated by Decrees No. 1284/2003 and 352/2004, among others, establishes a system to restructure debts resulting from unpaid mortgage loans, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given up to 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908, enacted on July 13, 2004, which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to mortgage loans were given a term to express their adhesion to such system. The term for financial institutions to accept the system was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103. Law No. 26,167, enacted in November 2006, established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgements, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in such law.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

Due to the currency mismatches between IRSA’s assets and liabilities, we have significant currency exposure.

As of June 30, 2009, the majority of our liabilities, such as IRSA’s 8.5% notes due 2017, APSA’s Series I Notes, the mortgage loan to our subsidiary Hoteles Argentinos S.A. and APSA’s convertible notes are denominated in U.S. dollars while a significant portion of our revenues and assets as of June 30, 2009, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Risks Relating to IRSA’s Investment in Banco Hipotecario

IRSA’s investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2009, IRSA owned 21,34% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 10.9% of our consolidated assets at such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Laws and decrees implemented during the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

Over the last calendar year, the financial markets in the most important countries in the world were affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting back to normal during 2009. Our management is closely monitoring the effects in order to implement the necessary measures to minimize the impact of the financial crisis on our operations.

Banco Hipotecario relies heavily on mortgage lending and the value of our investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans. In the past economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

In light of the economic conditions in Argentina in the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies its product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

With regard to Argentina, after June 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. Subsequently, the securities issued by National Government have appreciated significantly during 2009.

In the past years Banco Hipotecario has made several investments that are designed to enable it to develop retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give you any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to diversify its operations by developing its retail banking activities and other non-mortgage banking activities, the value of our substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgages loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively. In 2007, CER and WPI increased by 8.5% and 14.6% respectively, while in 2008 the CER and WPI increased by 8% and 9% respectively. For the six month period ended June 30,2009 the CER increased 2.6%.

Argentina’s history prior to the adoption of the Convertibility Law, which set the exchange rate of the Argentine Peso to the U.S. dollar at Ps.1.00 = US$1.00, raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina from 2002 onwards, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation continues increasing, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

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

Law No. 25,798, enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments and to prevent foreclosures on a debtor’s sole residence (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust composed of assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to mortgage loan agreements could opt to participate and was subsequently extended by a number of decrees and laws.

Law No. 26,167 enacted on November 29, 2006, suspended foreclosures and also established a special proceeding for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court of the amounts owed under the mortgage loans. Soon thereafter, the judge will call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if the negotiations do not result in an agreement, then, payment and conditions will be determined by the courts.

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario S.A., before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración also makes non-binding recommendations to facilitate the restructuring of such mortgage loans. If no agreement is reached, the Unidad de Reestructuración will submit a proposal to the National Congress, which may recommend forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that adversely affect Banco Hipotecario’s ability to foreclose on such mortgage loans.

The government enacted Law No. 26,313, establishing a mandatory restructuring of certain mortgage loans that were granted by the former Banco Hipotecario Nacional prior to April 1, 1991, for the purchase, improvement, construction and/or expansion of single family residences, or for the repayment of loans that were used for any of such purposes.

We cannot assure you that the Argentine government will not enact further new laws restricting Banco Hipotecario’s ability to enforce its rights as creditor. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2007 and June 30, 2009, Banco Hipotecario’s portfolio of non-mortgage loans grew 29.7% from Ps.1,855.9 million to Ps.2,407.5 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other goverment securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 includes US$563.4 million of BODEN issued by the Argentine government as compensation for pesification. Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 also includes Ps.20.7 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. In accordance with Central Bank accounting rules, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 have been recorded at their technical residual value plus accrued interest.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2009, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$167.3 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Banco Hipotecario has acquired and will continue to acquire on a regular basis dollar futures and other derivatives in order to hedge exposure to foreign currency and interest rate mismatches of its assets and liabilities.

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

Banco Hipotecario’s exposure to the public sector as of June 30, 2009 amounted US$775 millions consisting mainly by BODEN 2012. Government securities represent approximately 24,5% of Banco Hipotecario’s total assets as of June 30,2009. Considering Banco Hipotecario’s BODEN holdings, it has a significant exposure to the Government’s solvency. Furthermore, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect our investment.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by the Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations. For example, on July 25, 2003, the Central Bank announced its intention to adopt new capital adjustment requirements which will be gradually implemented until 2009. Furthermore, the IMF and other multilateral agencies encouraged the Government to impose minimum capital adjustment, solvency and liquidity requirements, in accordance with the international guidelines, which may produce significant operating restrictions on Banco Hipotecario.

Similarly, the CNV, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the CNV has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the CNV, we cannot assure you that the CNV will not initiate new proceedings against Banco Hipotecario, its shareholders’ or directors or impose further sanctions.

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

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares we hold would automatically lose their triple voting rights. If this were to occur, we would likely lose its current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

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

The ADSs are freely transferable under US securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of November 30, 2009, owned approximately 34.8% of our common shares (on a fully diluted basis) (or approximately 166,954,604 common shares which may be exchanged for an aggregate of 16,695,460), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2009. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation United States Taxation”) of our equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as additional reporting requirements. See “Taxation United States Taxation– Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

The GDSs are freely transferable under U.S. securities laws, including shares sold to IRSA’s affiliates. Our company, which as of November 30, 2009, owned approximately 57.12% of IRSA’s common shares (or approximately 330,552,392 common shares which may be exchanged for an aggregate of 33,055,239 GDSs), is free to dispose of any or all of our common shares or GDSs at any time in our discretion. Sales of a large number of IRSA’s common shares and/or GDSs would likely have an adverse effect on the market price of IRSA’s common shares and the GDS.

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

IRSA is a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of IRSA’s directors and senior managers, and most of IRSA’s assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon IRSA or such persons or to enforce against IRSA or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against IRSA.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million of IRSA’s common shares. From July 30, 2007 to November 14, 2007 we exercised 33.0 million of warrants to acquire an additional 60.5 million common share of IRSA for a total cost of approximately US$40.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Subsequently, from December 1, 2007 to June 30, 2009, we acquired 122,625,854 additional shares of IRSA, increasing our interest to 55.64% as of June 30, 2009. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008.

As of June 30, 2009, we have invested approximately Ps.789.0 million to acquire our current 55.64% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Purchase, sales and barter of properties

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2009, 2008 and 2007, divided between our agricultural and real estate businesses:

Year Ended June 30, 2009

Agricultural Business

Acquisitions of farmland in Bolivia

On July 28, 2008, the Company acquired several properties in Bolivia as further described below:

We acquired “Las Londras” farm, a 4,566 hectares property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million of which US$4.9 million was paid in cash. The outstanding balance will be paid in two equal annual installments due in November 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

We acquired the “San Cayetano” and “San Rafael” farms which are properties with 883 and 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.8 million of which US$3.8 million was paid in cash. The outstanding balance will be paid in two equal annual installments due in November 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

We acquired “La Fon Fon” farm, a 3,748 hectares property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$8.6 million of which US$3.7 million was paid in cash. The outstanding balance will be paid in two equal annual installments due in November 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

Acquisition of a parcel of a farm in Luján

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date.

On December 13, 2008, we were formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by us upon execution of the title deed.

Acquisition of San Pedro farm

On September 1, 2005, we acquired the “San Pedro” farm, a 6,022 hectares property located in the Department of Concepción del Uruguay, Province of Entre Ríos, for an aggregate purchase price of US$16.0 million, of which US$9.5 million was paid upon signing the deed, US$4.0 million was paid on December 14, 2005, and US$0.73 million was paid on September 1, 2006. The remaining balance of US$1.7 million plus interest of US$0.1 million was paid in September 2009.

Land sales out of “El Recreo” and “Los Pozos” farms

On July 24, 2008, we sold 1,829 hectares out of the “El Recreo” farm, located in the Province of Catamarca for US$0.4 million. The buyer paid US$0.1 million in cash and the balance will be collected in two annual consecutive installments of US$0.12 million each. The balance accrues interest at LIBOR plus 3% per annum. This transaction generated a gain of US$0.3 million recognized in the statements of income as of June 30, 2009.

On October 7, 2008, we entered into a preliminary sales agreement for the sale of 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$0.5 million. On April 7, 2009, the deed was executed and the balance of US$0.2 million was collected. The transaction generated a gain of US$0.5 million.

Real Estate Business

Purchase of Anchorena building

On August 7, 2008, IRSA’s subsidiary APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, APSA signed an agreement by which acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

Barter with CYRSA

On July 21, 2008, the Company entered into a barter agreement with Cyrsa pursuant to which APSA, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

Signing of a Letter of Intent

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meters property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Sales of Buildings

During fiscal year 2009, IRSA sold 20,315 square meters of office building for total consideration of Ps.201.3 million resulting in a gain of Ps.119.4 million.

Year Ended June 30, 2008

Agricultural Business

On June 30, 2008, we acquired “Estancia Carmen” farm, a 10,910 hectares property located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm, for an aggregate purchase price of US$ 0.7 million. We made a down payment of US$ 0.2 million in cash and did not take possession of the property at that time. In September 2008, we paid off the remaining balance and assumed possession of the property.

On May 30, 2008, we sold 2,430 hectares of “La Esmeralda” farm for US$ 6.2 million, which was collected on June 30, 2008.

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

On October 22, 2007, we sold 4,974 hectares of “Los Pozos” farm for US$1.1 million, which was collected on June 30, 2008.

Year Ended June 30, 2007

Agricultural Business

On June 6, 2007, we signed a sales deed for the 20,833 hectare “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. The property was valued in the Company’s books at US$97.5 per hectare. We collected US$3.7 million on June 6, 2007. On May 28, 2008 we collected US$1.2 million, while the remaining balance of US$2.4 million will be collected in equal payments in May of each of 2009 and 2010.

On June 5, 2007, we signed a sales deed for a 14,516 hectares piece of the “Los Pozos” farm, located in Joaquín V. González, Province of Salta. The price of the transaction was US$2.2 million, or US$150 per hectare. The book value of the lot sold was US$7 per hectare.

On May 15, 2007, we acquired the “8 de Julio” farm, a 90,000 hectares property located south of the Deseado River in the Province of Santa Cruz, for an aggregate purchase price of US$2.4 million. Upon execution of the bill of purchase we made a payment of US$1.2 million and took possession over the farm. On August 13, 2007, we paid US$0.24 million and the balance of US$0.96 million was paid on October 11, 2007, when the deed was executed. We believe this farm offers attractive potential for sheep production, both in terms of wool and mutton production, and may have potential as a tourist attraction.

On January 19, 2007, we signed a sales deed for a 50 hectare piece of the “El Recreo” farm, located in Recreo, Province of Catamarca, for Ps.0.7 million.

On August 28, 2006, we signed a preliminary sale contract of 1,829 hectares out of the “El Recreo” farm for US$0.36 million. This transaction was closed on July 24, 2008.

Formation of Companies

Year Ended June 30, 2009

Agricultural Business

International Expansion

During the fiscal year ended June 30, 2009, expanded into new international markets, primarily Bolivia, Uruguay and Paraguay. For these purposes we formed a number of entities and entered into several transactions in each of the respective international jurisdictions.

In September 2008, we executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as a series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, we participate together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which we will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

We additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to us aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology and, we made a contribution in kind to Cresca S.A. Such contribution is made up of undivided 50% of five plots of land located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on our behalf and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay.

Investment in Cactus Argentina S.A. (“Cactus”)

We had a 24% interest in Cactus. On June 30, 2009, we, directly and indirectly through its subsidiary Agrology, by means of our affiliate Hemir S.A., acquired an additional 24% in Cactus for total consideration of US$1.2 million. The purchase price will be paid in January 2010 and accrues interest at 4% per annum. The shares of Cactus are pledged as collateral for the seller financing.

Real Estate Business

Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of IRSA (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA’s share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero at June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. IRSA adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 amounted to US$ 11.8 million disclosed under other receivables.

Acquisition of shares in Banco Hipotecario

During fiscal year 2009, IRSA acquired additional shares in Banco Hipotecario for Ps.107.6 million of which Ps.78.8 million were paid in July 2009. As a result of this transaction, IRSA’s equity interest in Banco Hipotecario increased to 21.34% (without considering treasury shares). The acquisition was accounted for under the purchase method of accounting (See Note 3.g.). This transaction generated a gain of Ps.133.0 million.

Acquisition of companies in Uruguay

In June 2009, IRSA acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimis consideration. In the same month, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$ 6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance is payable in five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. Under the agreement, IRSA granted the sellers an option to settle the outstanding balance in the form of 12% of the square meters to be built. Ritelco, a wholly-owned subsidiary of IRSA, guaranteed the 45% of outstanding balance, interest and option to the sellers through a surety bond. On June 30, 2009, IRSA sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

Year Ended June 30, 2008

Agricultural Business

We, directly or indirectly through our subsidiaries, formed two companies in May 2008, Agrology and FyO Trading S.A.

Agrology is a new venture that invests in financial instruments and manages equity interests in other companies.

FyO Trading is a new venture that engages in agricultural production and commerce.

Year Ended June 30, 2007

Agricultural Business

On January 11, 2007, Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.6.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 heads of cattle per month.

Capital Expenditures

Our capital expenditures totaled Ps.317.2 million, Ps.28.0 million and Ps.29.3 for the fiscal years ended June 30, 2009, 2008 and 2007, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, building of a new shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prevailing prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

For the fiscal year ended June 30, 2009, our investments consisted of Ps.207.3 million in constructions (including Ps.161.3 million in the construction of the Dot Baires shopping center and the construction of Dique IV, Ps.1.9 million in improvements on the “San Pedro” farm and Ps.1.0 million in the construction and improvements to the dairy facilities in “La Juanita” farm), Ps.78.3 million in the acquisition of real estate (including Ps.43.4 million as payment for the purchase of 4,566 hectares in “Las Londras” farm, 883 and 2,969 hectares in “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, in the Republic of Bolivia and 3,748 hectares in “La Fon Fon” farm located in the Province of Obispo Santiesteban, in the Republic of Bolivia, Ps.19.9 million as payment for the purchase of a 50% interest in of 41,931 hectares of the “Jerovia” farm located in the District of Boquerón in Paraguay owned by Cresca S.A through our equity interest in Agrology, Ps.8.9 million in the acquisition of land reserves, Ps.3.9 million as payment for the purchase of a land reserve located in Luján, Province of Buenos Aires and Ps.2.2 million as payment for the purchase of 10,910 hectares in “Estancia Carmen”), Ps.22.6 million for construction in progress (including Ps.19.5 million in development of land reserves, Ps.1.6 million in improvement in the main house, personnel’s houses, roads, wire fences, channels and watering troughs and Ps.1.5 million in forestation and new pastures), Ps.3.6 million in improvements (including Ps.1.8 in wire fences, Ps.1.1 million in watering troughs, Ps.0.4 million in roads and Ps. 0.3 million in pens and cattle chutes), Ps.2.5 million in vehicles, Ps.1.2 in facilities, Ps.0.9 million in machinery, Ps.0.4 million in furniture and fixtures, Ps.0.3 million in computers and Ps.0.1 million in tools.

For the fiscal year ended June 30, 2008, our main investments consisted of Ps.14.8 million for construction in progress (including Ps.11.0 million in development of land reserve, Ps.3.2 million in new pastures, roads, improvement in the main house and water extractions and Ps.0.6 million in wire fences), Ps.5.0 million in the acquisition of real estate (including Ps.4.3 million as payment for the purchase of 80% of “La Esperanza” farm and Ps.0.5 million as payment for the purchase of 25% of “La Adela” farm), Ps.2.3 million in improvements (including Ps.1.2 million in watering troughs, Ps.0.4 million in wire fences, Ps.0.4 million in constructions and Ps.0.3 million in roads), Ps.1.7 million in facilities, Ps.1.5 million in construction, Ps.1.3 million in vehicles, Ps.0.8 million in machinery, Ps.0.4 million in computer and communication accessories, Ps.0.1 million in furniture and stationery and Ps.0.1 million in new pastures.

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

Recent Developments

Change on exercise price of warrants. By letter dated December 29, 2009 the Company informed that pursuant to the pro rata allotment of its shares among its shareholders, made last November 23, 2009, the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the allotment: 0.33333333;

•	Ratio after the allotment (current): 0.35100598.

Warrant exercise price per new share to be issued:

•	Price previous to the allotment: US$ 1.6800;

•	Current price after the allotment: US$1.5954.

The other terms and conditions of the warrants remain the same.

Director Appointment. On 11 December 2009, the Company reported that Mr. Thomas Kaplan had not sent a written notice accepting the Director position for which he had been appointed in the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on October 29, 2009, and had thereby declined to accept such appointment.

Pro rata grant and allocation of Treasury Shares and payment of cash dividends. On November 13, 2009, in exercise of the powers vested on it by the Ordinary and Extraordinary Shareholders’ Meeting of the Company on October 29, 2009, the Board of Directors resolved, effective as of November 23, 2009, to launch the process to grant and allocate, among the shareholders of the Company, 25,000,000 treasury shares issued by Cresud and acquired within the framework of the Share Repurchase Program during the 2008-2009 fiscal year. Furthermore, the Company resolved to distribute dividends among its shareholders in an amount of Ps.60,000,000, as from December 1, 2009, in line with the delegation of powers resolved by the Shareholders’ Meeting on October 29, 2009.

Exercise of Warrants. Between November 17 and November 20, 2009, certain holders of warrants exercised their right to purchase additional shares within the framework of the capital increase implemented in March 2008. Accordingly, the Company issued an aggregate amount of 1,123 ordinary shares while 3,369 warrants were cancelled. Therefore, as from the date the above-mentioned warrants were exercised, the number of Company’s shares increased from 501,538,610 to 501.539.733 and at present there are 177,705,104 outstanding warrants.

Furthermore in the period for the exercise of warrants between September 17 and September 22, 2009, no holder has exercised his right to purchase shares in the Company.

Paid for establishment in the Republic of Bolivia. On November 9, 2009, the first aggregate installment of US$10.2 million was made for the farm purchases in the Republic of Bolivia

Creation of Global Program of Short-term Debt Securities. Subsequent to the closing of the first quarter of fiscal year 2010, our Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 30,000,000.

Designation of a Director. On the Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2009, Thomas Kaplan was designated as Regular Director of the Company.

Approval of the payment of a bonus to the management of the Company. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Execution of Spin-off/Merger Agreement. Subsequent to the closing of the first quarter of fiscal year 2010, we have reported the execution of a preliminary agreement of merger and spin-off-merger with our controlled entities Inversiones Ganaderas S.A. (“IGSA”). The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Global Program for the Issuance of Notes. Issuance of Series I and Series II Notes. On July 13, 2009, the CNV lifted the restrictions and approved the Global Note Program for a maximum outstanding principal amount of U$S 50,000,000 (or its equivalent in other currencies). The Global Program was approved by the CNV under Resolution No 15,972 dated September 4, 2008. Furthermore, as evidenced by the Minutes of the Board Meetings held on August 19 and September 1, 2009, the Company approved the issuance of the First Tranche of Notes, Series I and Series II (“Series I” and “Series II”, and, collectively the “Notes”); the issuance of the Notes was approved by the CNV on September 1, 2009.

On September 11, 2009, Cresud issued two series of notes for a total amount of Ps.50 million, as per the following detail:

Series I Notes for an amount of Ps.15,500,000 due 270 calendar days after the date of issuance, accruing interest at the Badlar Private rate plus a 3% spread, payable every three months on December 10, 2009, March 10, 2010 and June 8, 2010. Series I Notes will fall due in a single installment on June 8, 2010.

Series II Notes were issued for an amount equivalent in United States Dollars to Ps.34,500,000, due in one installment on September 13, 2010, at a fixed interest rate on the principal balance in United States Dollars of 7.20%, payable on December 10, 2009, March 10, 2010, June 8, 2010 and September 13, 2010.

Purchase of Shares in IRSA. Subsequent to the close of the fiscal year and until the date of this annual report, The Company purchased 8,553,510 shares issued by IRSA, of nominal value 1.0 each, for an average price of US$0.5529 and for an aggregate amount of US$4.7292 million. Thus, our stake in IRSA as of the date of this document is 57.12%, directly and indirectly.

Purchase of Shares in Brasilagro. Subsequent to June 30, 2009, we acquired in the market 2,192,500 shares in Brasilagro at an average weighted price of US$ 6.4716 for an aggregate amount of US$ 14.19 million. Thus, our stake in Brasilagro, as of the date of this document is 22.89%.

Appointment of new officer in charge of the operation and implementation of the shared services agreement. On September 8, 2009, we reported on the appointment of our Regular Director, Mr. Daniel E. Mellicovsky as the new officer in charge of the Operation and Implementation of the Shared Services Agreement between the Company, IRSA and APSA, who will act on behalf of the Company.

El Encuentro, Benavidez. As of December 22, 2009 DEESA transferred to IRSA the 110 residential plots identified in the option contract signed on May 21, 2004. Through this operation, DEESA canceled the mortgage in favor of Inversora Bolivar on the real property.

Purchase of Catalinas Plot of Land. In December 2009, IRSA signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 sqm. The total amount for the transaction was fixed in Ps.95.0 million. Ps.19.0 million were paid upon the signature of the agreement and the outstanding balance of Ps.76.0 million will be paid upon the execution of the deed of the plot in May 2010.

Purchase of Shares in APSA. Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by APSA of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million. Thus, IRSA holds 63.35% stake in APSA as of the date of this document.

Purchase of Shares of Banco Hipotecario. Subsequent to the closing of the fiscal year 2009, IRSA acquired, thorugh its subsidiaries Palermo Invest S.A., Inversora Bolivar S.A., E-Commerce Latina S.A. and Tyrus S.A., 7,251,430 ADRs and 10,328,193 Class D shares of Banco Hipotecario S.A., for a total amount of US$ 25.0 million. As a result of these acquisitions, IRSA’s interest in Banco Hipotecario increased from 21.34% as of the close of fiscal year 2009 to 26.86% (without considering treasury shares), as of the date of this document.

Payment of dividends. As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held in October, 2009 and the Board of Director’s Meeting held in November , 2009, IRSA made available, as from November 17, 2009, a cash dividend of Ps.31,7 million, equivalent to 5.5% of the Capital Stock, and an amount per share ($1 par value) of Ps.0.05.

Sale of Edificio Costeros (Dique II). On November 23, 2009, IRSA sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossettini street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to US$ 18.0 million.

Merger and spin-off-merger of our subsidiaries. Subsequent to the end of the first quarter of fiscal year 2010, IRSA has reported the execution of a preliminary merger and spin-off agreement with its subsidiaries Patagonian Invest S.A., Palermo Invest S.A., and Inversora Bolivar S.A. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Creation of Global Program of Short-term Debt Securities. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, U.S. Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,0 million.

Increase of Global Note Program. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200.0 million.

Approval of payment management bonus. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Acquisition of Hersha. On August 4, 2009 subsequent to the end of fiscal year 2009, IRSA acquired through an indirectly controlled entity, which includes other minority investors, 5,7 million shares of Hersha which represented approximately a 10.4% interest of the issuer. The price per share was US$ 2.50 and therefore the total purchase price was US$14.2 million.

Therefore, through the investment entity IRSA became the principal shareholder of Hersha, a leading Company and one of the most prestigious in the hospitality segment in the U.S.

In connection with the investment, IRSA has also entered into an Investor Rights and Option Agreement pursuant to which IRSA has the option to buy up to 5,7 million additional common shares at a price of $3.00 per share at any time prior to July 31, 2014 subject to certain terms. In addition, as a part of the investment agreements, IRSA’s Chairman of the Board and CEO, Mr. Eduardo S. Elsztain, was appointed as trustee of Hersha.

During the month of November and December and as of the date of this Annual Report, IRSA acquired additional 274,660 common shares of Hersha in several public transactions for the amount of US$ 743,927.87.

Sale of Tarshop shares. On December 29, 2009 IRSA’s subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Signing of Letter of Intent. On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 IRSA’s subsidiary APSA has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A. (herein after “Arcos”).

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which APSA has the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA, approved to delegate to the Board of Directors the power to distribute among the management of APSA up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA approved the distribution of cash dividends for Ps.56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps.0.07160537332 per share of a nominal value Ps.0.10 and Ps.2.8642149326 per ADR.

Increase of Global Note Program of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200 million.

Creation of Global Program of Short-term Debt Securities of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50 million.

Issuance of APSA’s Series III and Series IV Notes. On November 13, 2009, APSA issued Notes for a total amount of Ps.80.8 million under its Global Note Program for a principal amount of up to US$ 200.0 million, as follows:

Series III Notes, for an amount of Ps.55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$ 6.6 million equivalent to Ps.25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger of IRSA’s subsidiary APSA with Shopping Alto Palermo S.A. As subsequent event, APSA has subscribed a prior commitment of merge with its controlled company Shopping Alto Palermo S.A. (“SAPSA”). The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, IRSA’s subsidiary APSA has provided financial assistance to Tarshop for Ps.105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation. As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take corrective actions to protect the net equity of the Company.

The price of the Company’s stock declined significantly during the crisis, although it has started to recover in recent months. The Company believes that such a decline was unrelated to the Company’s business fundamentals and operating performance, and therefore attributable to the overall adverse market conditions.

The Company operates in two main lines of business: agriculture and real estate businesses.

The credit crisis affected the market prices for the Company’s commodities although these declines on their own have not impacted the Company’s performance significantly. During the peak of the crisis and as of the date of this Annual Report, the market value of the farmland properties has not been significantly affected. In recent months these values also started to increase although there can be no assurance that this trend will continue in the near future.

However, for the year ended June 30, 2009, the Company’s agricultural business was mainly affected by external factors unrelated to the credit crisis. The crops segment was primarily affected by severe draught which produced a significant decline in harvested volumes and yields. The cattle business segment was primarily affected by draught and government intervention and price regulation. The milk segment was also affected by draught which produced an increase in production costs.

On the other hand the Company’s Others Segment operations as well as the Feed Lot operations were profitable.

As discussed in Note 29.A.3) of our financial statements, the Company’s business in Brazil is conducted through its 22.89% equity interest in Brasilagro. The Company accounts for its investment in Brasilagro under the equity method of accounting.

Brasilagro also experienced a significant decline in its stock price during the year ended June 30, 2008. Recently, its stock price started to recover. Management believes that this decline was not reflective of the operating performance of Brasilagro. The market value of Brasilagro farmlands properties was also not significantly affected. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The Company considered similar factors, as discussed above, including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value, and (5) the major fundamentals underlying the Brasilagro’s business. As of the date of this Annual Report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

The Company’s real estate operations are conducted through its subsidiary IRSA. As discussed in Note 2.b), the Company increased its equity interest in IRSA to 55.64% and started consolidating its results of operations effective October 1st, 2008.

The credit crisis affected the consumer financing segment within the real estate business as further detailed below. All other segments remained in good standing. The stability of the IRSA’s shopping center, office and other rental properties tenants (measured by occupancy, delinquency and uncollectability rates) as well as the market value of the IRSA’s properties has not been significantly affected by the credit crisis.

As stated above, the consumer financing business segment was significantly affected by the crisis.

This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other condition, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. APSA’s subsidiary Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps.66.4 million as of June 30, 2008 to Ps.79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three month-period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the operating consumer financing segment contributed a net loss of Ps.51.5 million to the consolidated results of operations of the Company. However, for the three month-period ended September 30, 2009, the operating consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, APSA contributed Ps.165 million in additional financial support and increased its equity interest in Tarshop from 80% to 98.6%.

In addition, Tarshop took other actions, from streamlining operations to closing redundant stores and making credit criteria more stringent; and reducing its total loan portfolio (including the securitized fraction) from Ps.934.9 million as of June 30, 2008 to Ps.612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of CPs of Ps.12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

B. BUSINESS OVERVIEW

General

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), and in other Latin American countries. We are currently involved in a range of activities including crop production, beef cattle production and milk production. Our business model, which is in process of expansion abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and our ADSs are listed on the NASDAQ Stock Market.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2009, we held a 55.64% interest in IRSA.

During the fiscal years ended June 30, 2008 and 2009, we had consolidated sales of Ps.185.6 million and Ps.1,254.7 million, production income of Ps.159.8 million and Ps.172.5 million, and consolidated net income of Ps.22.9 million and Ps.124.6 million, respectively. During the fiscal years ended June 30, 2008 and June 30, 2009, our total consolidated assets increased 188.7% from Ps.2,069.8 million to Ps.5,976.1 million, and our consolidated shareholders’ equity increased 2.9% from Ps.1,762.3 million to Ps.1,812.9 million.

Agricultural Business

As of June 30, 2009, we owned 25 farms with approximately 484,246 hectares. About 41.740 hectares of the land we own are used for crop production, approximately 96.064 hectares are for beef cattle production, 100,911 hectares are for sheep production, 4, 334 hectares are for milk production and approximately 3,185 hectares are leased to third parties for crop and beef cattle production. The remaining 238,012 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Anta S.A. we have the right to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2009 ended on June 30, 2009, we leased 57,938 hectares from third parties for crop production and 32,795 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

	At June 30,
	2007(1)(4)	2008(1)(4)(5)	2009(1)(6)
	(in hectares)
Crops(2)	53,579	63,900	115,411
Beef cattle	114,097	123,935	128,859
Milk	2,609	4,320	4,334
Sheep	90,000	90,000	100,911
Land reserves (3)	393,677	383,573	356,796
Owned farmlands leased to others	13,771	8,467	8,317

Total	667,733	674,195	714,628

(1)	Includes 35.7% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	We use part of our land reserves to produce fence posts and rods.
(4)	Includes approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. See “Organizational Structure—Subsidiaries and Affiliated Companies.”
(5)	Includes 24.0% of approximately 170 hectares owned by Cactus Argentina S.A., an affiliated Argentine company in which we have a non-controlling 24.0% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”
(6)	Includes 12,166 hectares of farms which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 41,931 hectares located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2009, we owned 19.14% of the outstanding common shares of BrasilAgro. As of June 30, 2009, our investment in BrasilAgro represented approximately 3.6% of our total consolidated assets.

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

During 1993 and 1994, Consultores Assets Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Assets Management (including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March 2008, we concluded the capital increase for 180 million shares, in which 100% of the shares offered were subscribed locally and internationally.

On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million of IRSA’s common shares. From July 30, 2007 to November 14, 2007 we exercised 33.0 million of warrants to acquire an additional 60.5 million common share of IRSA for a total cost of approximately US$40.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Subsequently, from December 1, 2007 to June 30, 2009, we acquired 122,625,854 additional shares of IRSA, increasing our interest to 55.64% as of June 30, 2009. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008.

As of June 30, 2009, we have invested approximately Ps.789.0 million to acquire our current 55.64% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Strategy

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) through our affiliate IRSA, we seek to take advantage of its position as a leading company in Argentina dedicated to owning, developing and managing urban real estate.

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

•

International expansion. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2009, BrasilAgro had 8 properties totaling 166,343 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, Cresud entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2009, the Company owned 12,166 hectares located in the Republic of Bolivia, and 50% of 41,931 hectares located in the Republic of Paraguay.

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

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus, a feedlot and slaughterhouse operator.

•

In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health. For instance, in May, 2007 we inaugurated one of the most modern milk production facilities in Argentina, achieving a daily production of more than 40,000 liters.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise;

•

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value;

•

Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2009, we owned 238,012 hectares of land reserves and held approximately 132,000 hectares under concession located in under-utilized areas where agricultural and livestock production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves;

•

Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Focus on developing and managing our real estate business, through our affiliate IRSA

We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability. Our urban real estate business strategy seeks to generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings and hotels), achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and increase the productivity of land reserves and enhance the margins of our sales and developments segment through, the organization of partnerships with other developers.

•

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by means of the generation of a sustainable growth in cash flow and the increase in the long-term value of our property assets. Our core operating strategy is to maximize revenue growth and profitability from our shopping centers. We maintain our leadership by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America.

•

Consumer financing. IRSA has developed a credit card consumer financing business through Tarshop, its controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores.

•

Development and sale of properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, IRSA entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in other market segments left unattended until now. IRSA-CYRELA will develop residential real estate projects in Argentina for purposes of increasing our presence in this business by offering financing to our customers.

•

Office and other non- shopping center properties. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

•

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been to invest in high-quality properties which are operated by leading international hotel companies to capitalize on our operating experience and international reputation. The aggregate number of rooms that we have in Hotel Sheraton Libertador, Hotel Llao Llao and Hotel Inter Continental is 710. In December, 2007 we inaugurated 43 new suites in the Hotel Llao Llao in Bariloche, Argentina. To keep a high service level in the Hotel Sheraton Libertador and Hotel Intercontinental we have remodeled in the past and may continue making improvements in the future.

•

Financial Operations and others. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of

New York. We believe that our 26.86% investment in Banco Hipotecario attractive prospects for long-term appreciation. Unlike other countries, Argentina has a low level of mortgages outstanding, measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future.

•

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped parcels of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

•

International. In the past, IRSA had made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. Pursuant to our business strategy, we will make future real estate investments in Argentina and abroad as long as it identifies attractive investment and development opportunities.

•

In July 2008, IRSA acquired 30% of “Metropolitan 885 Third Ave. LLC” (or “Metropolitan” whose main asset is an office building in the City of New York located on the Third Avenue between 53rd and 54th streets, in the District of Manhattan. In addition to the building, the acquired company includes the debt associated with such asset.

Our Principal Agricultural Business Activities

During the fiscal year ended June 30, 2009, we conducted our operations on 25 owned farms and 74 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Year ended June 30,
	2007(1)	2008(1)	2009(1)
Crops(2)	175,455	198,146	237,031
Beef cattle(3)	9,913	8,786	7,112
Milk(4)	16,663	20,825	20,898

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production Year ended June 30,
	2007(1)	2008(1)	2009(1)
	(in tons)
Wheat	16,651	21,583	21,375
Corn	80,728	94,021	110,149
Sunflower	6,797	9,283	13,030
Soybeans	61,283	59,479	76,893
Other	9,996	13,781	15,584

Total	175,455	198,146	237,031

(1)	Does not include production from Agro-Uranga S.A.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the periods indicated below:

	Sown Land for Crop Production(1)
	Year ended June 30,
	2007	2008	2009
	(in hectares)
Owned(2)	27,047	29,640	47,729
Leased	25,307	30,449	59,615
Under Concession(3)	1,225	3,811	8,067

Total	53,579	63,900	115,411

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”
(3)	Includes hectares from Agropecuaria Anta. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

As of June 30, 2009, our crop stocks consisted in 4,002 tons of wheat, 36,517 tons of corn, 25,561 tons of soybean, 3,486 tons of sorghum and 8,648 tons of sunflower; whereas as of June 30, 2008 such stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower. As of June 30, 2009, the surface of leased land was 52% of the total sown land.

At June 30, 2009, 100% of wheat, 100% of soybean, 84% of corn and 100% of sunflower were harvested, while at June 30, 2008, 100% of wheat, 97% of soybean, 80% of corn and 100% of sunflower were harvested.

As of June 30, 2009, our crop stocks consisted in 4,002 tons of wheat, 36,517tons of corn, 25.561 tons of soybean, 3,486 tons of sorghum and 8,648 tons of sunflower; whereas as of June 30, 2008 such stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower. As of June 30, 2009, the surface of leased land was 52% of the total sown land.

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

Also, this strategy decided by our professional team, allows us to increase or decrease our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases leased land prices.

In order to increase our production yields, we use labor control methods for the supervision of seeding quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to January and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, especially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

During fiscal year 2009, we invested approximately Ps 8.5 million in irrigation equipment, machinery and technology application through no till sowing.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As part of our strategy to expand our activities within the beef cattle production chain, during 2003 we started to slaughter our own cattle after obtaining the needed licenses. As of June 2009, our beef cattle aggregated 87,803 heads, and we had a total surface area of 95,982 own hectares dedicated to this business activity.

During the fiscal year ended June 30, 2009, our beef cattle activities generated sales of Ps.17.7 million, representing 7.4% of our consolidated sales, and our production was 7,112 tons, a decrease of 19.1% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the fact that less heads of cattle were sent to the feedlot, which delayed the fattening process. In addition, it should be noted that the scarce rainfall in certain producing areas forced us to relocate livestock in some cases, which resulted in alterations in the cattle fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Year ended June 30,
	2007(1)	2008(1)	2009(1)
Beef cattle production (in tons)(2)	9,913	8,786	7,112

(1)	Does not include production from Agro Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands where conditions are adequate for initial fattening. For fattening above 360 kg cattle are fattened until they reach 430 kg in our Cactus’s feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are submitted to the fattening process and to increase our cattle stock. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. The implementation of technologies improved the reproductive indicators such as cattle still on technique, females artificial insemination with cattle genetic especially selected to the stock which is purchased from specialized companies in meat quality semen elaboration. Although it was implemented a strict sanitation calendar, adapted to each zone, animal category and month of the year. We use veterinarians’ products of the principal nationals and internationals laboratories. It is important to emphasize the work of a veterinarians advisers committee, who are external to us and they visit each establishment regularly to control and agreed tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area. Although the cattle farms have been qualified with the EurepGap N, which allows us to sell some animals for consumption in Europe.

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

Our beef cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods indicated, the number of head of beef cattle for each activity:

	Year ended June 30,
	2007(2)	2008(2)	2009(2)
Breeding(1)	62,181	57,999	59,283
Fattening	21,546	22,359	28,520

Total	83,727	80,358	87,803

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef cattle from Agro-Uranga S.A. and Cactus. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD (Foot – and –mouth disease).

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic and other pastures) and crops for feeding and supplementation purposes and animal health costs, among others.

During the fiscal year 2009 we invested approximately Ps.7.8 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk Production

We conduct our milk business in three dairy facilities located in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,800 cows in milking per day and seek to increase total production through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied from the farms.

Within the process of de-commodization and technological innovation, we implemented and indentification and tracing system in compliance with the European and SENASA standards, with the propouse of distinguinshing our production and obtaining higher prices in production sales.

Our milk production is generally based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 being days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day period following. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Year Ended June 30,
	2007(1)	2008(1)	2009(1)
Average milking cows	2,677	3,174	3,286
Daily production (liters per cow)	17.1	18.0	17.4
Total production (thousands of liters)	16,663	20,825	20,898

(1)	Does not include production from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

During fiscal year 2007, we had 6,507 total heads of cattle on 2,376 hectares involved in the production of milk. During fiscal year 2008, we had 7,866 total heads of cattle on 4,092 hectares involved in the production of milk. As of June 30, 2009 we applied 7,634 total heads of cattle on 4,106 hectares to milk production.

During fiscal year 2009, we invested an approximate amount of Ps.1.5 million in equipment, machinery and pastures and development in connection with our dairy herd.

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher appreciation.

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

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

In June, 2008, we executed a preliminary sales agreement without possession in respect of 10,910 hectares of “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm, for an aggregate purchase price of US$ 0.7 million, 25% of which was paid upon execution of the title deed and the remaining balance was paid on September 5, 2008, date on which the title deed was executed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which was paid in full.

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date. On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by the Company upon execution of the title deed.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, of which US$ 1.1 million were paid on the date of execution of the bill of purchase, and US$ 3.8 million were paid on January 22, 2009, the date on which the bill of purchase was cast into public deed. The balance, as of the date of this Annual Report, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, of which US$ 0.9 million were paid on the date of execution of the bill of purchase, and US$ 2.9 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of this Annual Report, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, of which US$ 1.4 million were paid on the date of execution of the bill of purchase, and US$ 2.3 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of this Annual Report, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

Following our expansion strategy at international level, during September 2009, we signed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003 (2)	1	25.0
2004	—	—
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2

(1)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(4)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.
(7)	Includes the acquisition of “Estancia Carmen”, “Puertas de Luján”, “Las Londras”, “San Cayetano”, “San Rafael”, and “La Fon Fon” farms and 50% of “Jerovia” farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/(Loss)(1) (Ps. million )
1998 (2)	1	6.8	4.1
1999 (3)	2	27.8	9.4
2000	—	—	—
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.

On October 7, 2008, we signed a preliminary sales agreement without possession for 1,658 hectares of the “Los Pozos” Farm located in the Province of Salta. The price of the transaction was US$ 0.5 million, out of which US$ 0.3 million were collected at such time and US$ 0.2 were collected on April 7, 2009, date on which the title deed was executed.

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million that was collected in full as of the date of this Annual Report.

On July 24, 2008, we signed the deed of sale for two parcels of “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, of which US$ 0.12 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the last fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”).

Farms

As of June 30, 2009, we owned, together with our subsidiaries, 25 farms, with a total surface area of 484,246 hectares.

The following table sets forth our farm portfolio as of June 30, 2009:

	Owned Farms at June 30, 2009
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
“La Adela”	Buenos Aires	1,054	Original	Crops
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crops/Milk
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crops
“Las Vertientes”	Córdoba	4	—	Silo
“La Esmeralda”	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle
“La Suiza”	Chaco	41,993	Jun. ‘98	Crops/Beef Cattle
“Santa Bárbara/Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation
“Cactus” (1)	San Luis	82	Dec. ‘97	Feed lot
“Tali Sumaj/El Recreo”(2)	Catamarca	25,095	May. ‘95	Beef Cattle/Natural Woodlands
“Los Pozos”	Salta	240,858	May ‘95	Beef Cattle/Crops/ Natural Woodlands
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crops
“San Nicolás/Las Playas”(3)	Sta.Fe/Cba	2,965	May. ‘97	Crops/Milk
“El Tigre”	La Pampa	8,365	Apr.’03	Crops/Milk
“8 de Julio/Ea. Carmen”	Santa Cruz	100,911	May. ‘07	Sheep
“La Esperanza”	La Pampa	980	Mar. ‘08	Crops
“Puertas de Luján”	Buenos Aires	115	Dic. ‘08	Other
“Las Londras/San Rafael/San Cayetano/La Fon Fon”	Bolivia	12,166	Ene ‘09/Nov. ‘08	Crops
“Jerovia”(4)	Paraguay	20,966	Feb. ‘09	Natural woodlands

Total		484,246

(1)	Hectares in proportion to our 48.0% interests in Cactus Argentina S.A.
(2)	Hectares in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(3)	Hectares in proportion to our 35.723% interest in Agro Uranga S.A.
(4)	Hectares in proportion to our 50.0% interest in Cresca S.A. through Agrology S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2009, 1,092 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. The “La Juanita” farm, located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2009, 3,739 heads of cattle were grazing in 1,864 hectares of sown and natural pastures, and 1,820 hectares were used for crop production. This farm produced 10.0 million liters of milk during the fiscal year ended June 30, 2009, with an average of 1,664 dairy cows being milked and 16.3 liters per cow per day.

El Recreo. Weather conditions in “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a bill of sale for 1,800 hectares of “El Recreo” farm in the amount of US$ 0.15 million. As advance payment we have received US$ 0.05 million. This sale has not been recorded in our financial statements as title to the land has not yet been transferred.

On January 19, 2007, we signed a bill of sale for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us.This sale has been recognized as the possession of the plot of land was effected at the time of signing the preliminary sales contract.

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Tali Sumaj. The “Tali Sumaj” farm, located 1,000 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995 and is located in a semi-arid area. As of June 30, 2009, “Tali Sumaj” had 3,739 cattle head in approximately 10,280 hectares of natural pastures. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2009, we used 4,395 hectares in agricultural production. We completed the development of tropical pastures in approximately 43,000 hectares. As of June 30, 2009, there were 55,899 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$ 2.2 million, which has been received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sales price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of this Annual Report.

San Nicolás. “San Nicolás” is a 4,005 hectare farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2009, approximately 6,212 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2009, the farm had 638 hectares of pasture used for milk production and a sown surface area, including double crops, of 5,716 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2008/2009 farm season, a total of 2,455 hectares were sown, 822 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,950 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2009, “La Suiza” had a stock of approximately 13,515 heads of cattle.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2008/2009 farm season, we used a total area of 4,798 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2009, “La Esmeralda” had 4,713 heads of cattle on 4,236 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430- hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2009, 6,160 hectares were assigned to crop production. This farm produced 10.9 million liters of milk in the fiscal year ended June 30, 2009, with an average of 1,623 cows being milked and an average daily production of 18.4 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2009, we used the land exclusively for crop production.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2008/2009 farm season, 5,471 hectares were used for agricultural production, including double crops, and 1,235 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2009, these farms had a stock of 15,826 sheep.

Cactus. The feedlot has a surface area of 170 hectares and is owned by Cactus. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus.

Las Vertientes. The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2009, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction.

Las Londras. On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2008/2009 farm season it was used for crop production.

San Cayetano. On November 19, 2008, the bill of purchase for “San Cayetano” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2008/2009 farm season.

San Rafael. On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2008/2009 farm season.

La Fon Fon. On November 19, 2008, the bill of purchase for “La Fon Fon” farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2008/2009 farm season it was used for crop production.

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 41,931 hectares.

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

During fiscal year 2009, we leased from third parties a total of 74 fields, covering 92,410 hectares, of which 59,615 hectares were assigned to crop production, including double crops, and 32,795 hectares to cattle. The properties for crop production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the amount of hectares of owned and leased land used for each of our principal production activities:

	Year ended June 30,
	2007(1)(2)(3)		2008(1)(2)(3)		2009(1)(2)(3)
	Owned	Leased	Owned	Leased	Owned	Leased
Crops	22,712	25,307	25,379	30,449	43,193	59,615
Cattle	84,848	29,208	90,999	32,895	96,064	32,795
Milk	2,376	—	4,092	—	4,106	—

(1)	Does not include the hectares of Agro Uranga S.A.
(2)	Does not include the hectares of Agropecuaria Anta.
(3)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Storage Facilities

As of June 30, 2009, we had an approximate storage capacity of 15,341 tons (including 35.72% of the 14,950 tons available at Agro Uranga S.A.).

The following table sets forth, as of the dates below, the capacity of our storage facilities:

	Storage Capacity
	At June 30,
	2007	2008	2009
	(in tons)	(in tons)	(in tons)
“Las Vertientes”	10,000	10,000	10,000
“San Nicolás” (1)	5,341	5,341	5,341

Total	15,341	15,341	15,341

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between crop production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2008 and 2009 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2009 our sales were Ps.189.9 million and were made to approximately 134 customers. Sales to our ten largest customers represented approximately 61% of our net sales during the fiscal year 2008 and approximately 74% for the fiscal year ended June 30, 2009. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Bunge Argentina S.A., represented, in the aggregate, approximately 46% of our net sales, while the remaining seven customers in the aggregate represented approximately 28% of our net sales in fiscal year 2009. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options for protection against a drop in prices. Approximately 70% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 30% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We sell directly to local meat processors and supermarkets, such as Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

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

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Our Investments

Agricultural Business

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, (iv) livestock.

We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty, S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

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

During fiscal years 2008 and 2009, the Company acquired, respectively, 4,136,800 and 2,776,000 shares of BrasilAgro. Due to this acquisition, we owned a 19.14% interest as of June 30, 2009.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire, following the share split, 5,984,987 additional shares, thereby holding 23.5% of BrasilAgro’s diluted capital stock. All of these warrants may already be exercised.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

As of June 30, 2009, BrasilAgro had 8 properties, with an aggregate surface area of 166,343 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Property	Province	Date of acquisition	Surface area (in hectares)	Main activity (Project)	Value R$ /Ha. (thousands of R$ )
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	1.3
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	1.1
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	6.5
Araucária (3)	Mineiros (GO)	Apr-07	15,543	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07	37,129	Livestock/Grains	R$	1.2
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	0.9
Preferencia	Barreiras (BA)	Sep-08/Under analysis(2)	17,800	Livestock/Grains	R$	0.6

Total			166,343

Total owned by BrasilAgro (1)(3)			159,297

(1)	The Jatobá farm is owned by Jaborandi S.A., in which BrasilAgro holds a 90% interest.

(2)	Subject to the sellers’ agreement in respect of certain conditions precedent.
(3)	Corresponds to the entire surface area of the Araucária farm, which was acquired by BrasilAgro and Brenco. All rights and obligations acquired upon the purchase of the farm are divided between BrasilAgro and Brenco in 75% and 25%, respectively.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,700 hectares. In this farm, BrasilAgro has harvested soybean and corn crops in a surface area of 1,106 and 402 hectares, respectively. The company has sown 785 hectares with corn and 225 hectares with sorghum for the winter harvest, which will commence approximately in July. There are also 30 hectares previously sown with sugar cane. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42.2 million and with a surface area of 32,375 hectares, it is estimated that the total production area will be 23,000 hectares. At present, there are approximately 1,500 hectares leased to third parties. BrasilAgro has harvested 7,075, 1,441 and 1,000 hectares of soybean, corn and rice crops in this property. The company has sown 1,233 hectares with sorghum for the winter harvest. The company began construction of a warehouse on the Cremaq Farm with capacity to store 72,000 tonnes of grains. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,602 hectares. It is estimated that the total production area will be 24,600 hectares. Jaborandi Operadora Limitada has harvested soybean crops in an area of 4,000 hectares and leased 1,151 hectares,.

Alto Taquarí is a farm with a total area of 5,266 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million, payable in two installments. The first installment of R$ 6.8 million was paid on August 3, 2007, and a portion of the second installment of R$ 12.3 million was paid in April 2008. In September 2008, R$ 2.6 million were paid for the second installment. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares, and soybean crops have been harvested in an area of 1,252 hectares while 666 hectares have been sown with corn for the winter harvest. In respect of the expansion of the surface area devoted to sugar cane, 2,672 hectares were sown with sugar cane.

On April 20, 2007, BrasilAgro acquired 75% of the Araucaria farm, which has a total area of 15,543 hectares, 11,657 of which are owned by BrasilAgro, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 8,435 hectares and BrasilAgro has harvested soybean crops in an area of 3,030 hectares while 1,428 and 270 hectares have been sown with corn and sorghum for the winter harvest and in addition, 3,720 hectares with sugar cane had been planted earlier, according to the expansion strategy in respect of the surface area devoted to this crop.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,129 hectares and was purchased for R$ 47.1 million. Its potential production area is 28,000 hectares. BrasilAgro has harvested 3,169 hectares of soybean.

Nova Buriti is an estancia with a total surface area of 24,185 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,935 hectares, it will be used for forestry activities.

In September 2008, BrasilAgro purchased 17,800 hectares from the Preferencia farm, located in the municipality of Barreiras, Bahía. The transaction was agreed for a price of R$ 600.0 per hectare. This property has good conditions for cattle breeding and crops growing.

During fiscal year 2009, BrasilAgro expanded its sown area (summer and winter campaign and sugar cane) by 52% compared to the previous period. BrasilAgro used a total surface area of 33,504 hectares for sowing, from which 17,918 hectares represented new areas.

BrasilAgro plans to increase the planted area in the harvest year 2009/2010 by 44% and will cultivate an area of about 48,242 hectares, which will be divided among grains, sugarcane, forestry and leasing to third parties.

During the period ended June 30, 2009, BrasilAgro’s revenues from the sale of crops were R$ 36.0 million, 80% higher than those of the same period of the previous year. It recorded a net profit of R$ 0.9 million compared to a profit of R$ 5.5 million during the same period of the previous year, in which it recorded the gain from the sale of a property for R$ 21.8.

At the end of fiscal year 2009, BrasilAgro presented consolidated assets for R$ 679.0 million, of which R$ 279.0 million were included in the Cash and banks, and Short-term investments accounts.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of Futuros y Opciones.Com S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain brokerage and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

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

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options, it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal year 2008, Futuros y Opciones.Com continued trading futures and options with a 7.67% growth as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

The portal keeps consolidating as the leading site for the agricultural and beef cattle sector and various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and beef cattle activities. The portal presently has an average of 800,000 sites accessed per month, with 3,000 single visits per day, and a base of almost 50,000 registered users. It has positioned itself as a point of reference for agriculture and livestock commercialization.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

At June 30, 2009, the Company held a 66.20% interest in Futuros y Opciones.Com.

As of June 30, 2009, Futuros y Opciones.Com total revenues increased by 23.8% compared to the previous fiscal year, with 40.4% growth in the revenues yielded by its main business, the grains brokerage. In addition, the business consisting in sales of inputs grew by 16.5%, while revenues from commissions and technology services increased by 5.5% and 42.6%, respectively.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc, a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the EAASA shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

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

Cactus has been a pioneer in feedlot services in Argentina, with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at EEASA.

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

The feedlot cattle beef production is processed in the EAASA packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices.

On June 30, 2009, Cresud entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus Argentina S.A. and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, the Company and Tyson Foods S.A. made contributions to Cactus Argentina S.A. in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, Cresud increased its interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop Cresud’s strategic business plan in the cattle beef processing industry.

During fiscal year 2009, Cactus recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle.

Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.)

On March 6, 2009, the change of corporate name from Agropecuaria Cervera S.A. to Agropecuaria Anta S.A. was registered with the Court of Mining and in Registration Commercial Matters on page, 78, under number 3,944 of Book Lº15 of Corporations.

On December 27, 2005, we and IGSA (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Anta S.A. (“Agropecuaria Anta”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use, and 55,000 hectares to livestock activities, which has been approved by the Secretary of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During fiscal year 2008, Agropecuaria Anta S.A. commenced its land development activities, and as of June 30, 2009, it had 8,067 hectares devoted to its own production and 5,132 hectares leased to third parties.

On July 2, 2008, a memorandum of understanding was executed to renegotiate the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

Additionally, Agropecuaria Anta S.A committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

Agrology

Agrology was incorporated on May 8, 2008, with Cresud holding a 97% stake and IGSA holding the remaining 3% stake. The capital stock of Ps.50,000 was fully subscribed and paid in. On May 28, 2008, Agrology acquired the interest held by IGSA in IRSA, 2,187,479 GDRs, at a price of Ps.96.0 million. In consideration thereof, Agrology substituted IGSA as borrower of the debt that the latter owed to Cresud for such amount, in accordance with the line of credit agreement entered into between them. As a result of this sale, the loan agreement which granted 790,631 GDRs of IRSA entered into with Inversiones Financieras del Sur S.A. was also assigned. On August 6, 2008, Agrology entered into a securities loan agreement with IFISA granting 1,275,022 GDRs of IRSA under the same conditions as the previous agreement. These loans will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days. As of the closing date of this annual report, Inversiones Financieras del Sur S.A. returned 811,711 GDR’s to Agrology, represented by Global Depositary Receipts representative of shares of common stock of Ps.1 per share.

On April 8, 2009, the Company executed a new securities loan agreement with Inversiones Financieras del Sur S.A., by which it granted 12,000,000 IRSA’s shares of common stock. Except for interest, this agreement was executed under the same conditions as the previous agreements. This loan will accrue interest from the execution date and through the maturity date at an interest rate of 6% p.a. on the loan principal. It will be effective for 40 days and may be renewed for equal periods, up to a maximum of 360 days. At the closing of this annual report, Inversiones Financieras del Sur S.A. returned the Company 12,000,000 shares of common stock of IRSA.

Agrology’s purpose is to invest in financial instruments and manage equity interests in other companies.

Expansion in Paraguay

In the context of operations that represent a new expansion of Cresud’s agriculture and cattle raising business in South America, on September 3, 2008, the Company entered into with Carlos Casado S.A., an Argentine company that owns large portions of land in the south of the Republic of Paraguay, a master agreement pursuant to which they have agreed to create a synergy between the two companies to carry out real estate and agricultural, livestock and forestry activities as well as several related agreements, aiming at consummating the production alliance between both issuers.

Under these agreements, each of Cresud and Carlos Casado S.A. hold a 50% interest in a company organized under the laws of the Republic of Paraguay, pursuant to which Cresud acts as advisor, under an advisory agreement, for the agricultural, livestock and forestry development of a significant rural property located in Paraguay, and of a potential area of up to 100,000 hectares also located in Paraguay derived from an option exercised by the new company which was conferred by Carlos Casado S.A.

Consequently, Cresud shall give advice in respect of such business either directly and/or through other controlled and/or subsidiary companies in accordance with the customary business standards and its expertise in such business.

The term of effectiveness of the advisory agreement shall be 10 years computed as from the date of execution of the master agreement and shall be automatically renewed for 2 additional 10-year periods computed as from expiration of the original period, with it being, in turn, renewable after expiration of the additional period.

In addition, Cresud executed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million. In addition, as indicated in the previous paragraph, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

In relation to the development of marginal areas, during fiscal year 2009 we started to develop our farms located in the Republic of Paraguay, with approximately 2,700 hectares developed from the 3,000 hectares allowed during the first stage. For the next fiscal year, it is expected that sorghum, soybean, corn and beans will start to be sown, and we plan to continue to develop new hectares for crop production and intensive cattle breeding in the farms located in Paraguay.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In the context of operations that represent a new expansion of Cresud’s agriculture and cattle raising business in South America, as designed in its business plan, Cresud, through its controlled companies, Agrology S.A., IGSA and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies holding lands in the Republic of Bolivia and has acquired a company in the Oriental Republic of Uruguay.

In connection with the foregoing, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agopecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria SA., which shareholders are the following: Agrology S.A., holding 95.12% of the stock, IGSA and Agropecuaria Anta S.A. holding each 2.44% of the stock. Such Bolivian Companies (except for Agropecuaria Acres del Sud S.A.) acquired plots of land for agricultural development. In this way, Cresud holds 99.99% of the stake of those companies which are engaged in the agricultural business.

In addition, during October 2008 the company acquired, through its controlled company Agrology S.A., 100% of the stake of a company known as Helmir S.A., established in the Oriental Republic of Uruguay which has a broad corporate purpose.

In line with its international expansion strategy, Cresud has entered into a number of agreements to formalize its position in various South American countries. In July 2008, the Company, acting through various companies, executed several bills of purchase for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$ 28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. Of the agreed price of US$ 17.5 million, US$ 7.5 million was paid in cash. On November 9, 2009, the first aggregate installment of US$ 6.2 million was made for the farm purchases in the Republic of Bolivia. The outstanding balance will be paid in one annual installment due on November, 2010.

As concerns the remaining hectares, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in “Las Londras” farm, located in the Province of Guarayos, Bolivia. The transaction was agreed for a price of US$ 11.4 million, of which US$ 1.1 million were paid on the date of execution of the bill of purchase, and US$ 3.8 million were paid on January 22, 2009, the date on which the bill of purchase was cast into public deed. On November 9, 2009, the first installment of US$ 4.0 million was made for the farm purchase in the Republic of Bolivia. The outstanding balance will be paid in one annual installment due on November, 2010.

During fiscal year 2009, corn and soybean were sown in approximately 10,000 hectares of the farms located in Bolivia. Those farms allow double harvesting of soybean, which means that better results can be obtained per hectare during a single season. In addition, soybean, corn, wheat, sunflower and sorghum have started to be sown in approximately 11,200 hectares for the winter harvest. The wheat harvest will commence by the first quarter of fiscal year 2010.

Real Estate Business

Please see “Real Estate Business”, below on this item, for a more detail discussion.

Regulation and Government Supervision of our Agricultural Business

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

In June 2009, the Secretaria de Agricultura Ganadería Pesca y Alimentos granted to our subsidiary EAASA to export up to 492 tons of beef under the authorized export quotas to Europe, known as Cuota Hilton.

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

As of June 30, 2009, we owned land reserves in excess of 356,796 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

On November 28, 2007, Argentine Congress passed a law known as the Forest Lax which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including deforestation of native forests or converting non-forested areas in forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, appraisal and approval of a report environmental impact. The Forest Law also provides that each province should adopt its own legislation and its map of regional order within one year. During the time that such an implementation requires provincial new clearing will be authorized a plan for implementation within one year and not allow any deforestation during this period of one year. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities that aims to provide preferential use rights to indigenous communities living and farming near the forest. In this case, the relevant provincial authority may not issue permits without formal public hearings and written consent of such communities.

Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

On August 6, 2009, the Comisión Nacional de Valores issued General Resolution No. 559 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

One of the Company’s goals is that business be conducted at all times consistently with environmental laws and regulations.

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

Antitrust Law. Law No. 25,156, as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions would include mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company. Whenever such a transaction involves a company or companies with accumulated sales volume greater than Ps.200.0 million in Argentina, then the respective transaction should be submitted for approval to the Antitrust Authority (Comisión Nacional de Defensa de la Competencia, or “CNDC”). The request for approval may be filed, either prior to the transaction or within a week after its completion.

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

As the consolidated annual sales volume of Cresud and IRSA exceed Ps.200.0 million, IRSA should give notice to the Antitrust Authority of any transaction within the scope of the Antitrust Law.

On June 30, 2009 Cactus Feeders, Cresud and Helmir subscribed a stock purchase agreement, whereby Cactus Feeders Inc. transferred to Cresud and Helmir, which is controlled indirectly by Cresud shares of Cactus Argentina. Moreover on June 07, the economic concentration was notified to the Antitrust Authority, however as of the date of this Annual Report, Antitrust Authority has not pronounced.

Real Estate Business

During the fiscal year ended June 30, 2009, we acquired directly or indirectly 78,181,444 additional shares of IRSA. Our equity interest in IRSA is 55.64% as of June 30, 2009. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

Operations and principal activities

We, through our subsidiary IRSA, are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, including:

•	the acquisition, development and operation of shopping centers,

•	the origination, securitization and management of credit card receivables,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2008 and 2009, we had total assets of Ps.4,472.0 million and Ps.4,936.0 million, respectively, and a shareholders’ equity of Ps.1,924.2 million and Ps.2,095.7 million, respectively. IRSA’s net income for the fiscal years ended June 30, 2007, 2008, and 2009 was Ps.107.1 million, Ps.54.9 million, and Ps.158.6 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Consolidated Revenues by Business Segment and Geographic Area

	Revenues for fiscal years ended June 30,(1)
	2007	2008	2009
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	56,442	100,384	147,142
Buenos Aires Province	651	605	607
Subtotal Offices and other non-shopping center leased properties	57,093	100,989	147,749
Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	407,294	532,020	514,353
Buenos Aires Province	31,249	39,958	47,488
Salta Province	6,635	9,598	10,838
Santa Fe Province	15,464	20,040	24,141
Mendoza Province	18,779	24,232	25,478
Córdoba Province	3,810	10,577	11,263
Subtotal Shopping Centers and Credit Card Operations	483,231	636,425	633,561
Sales and Developments:
City of Buenos Aires	74,536	189,296	262,709
Buenos Aires Province	1,124	4,030	9,980
Córdoba Province	91	57	29
Santa Fe Province	—	3,428	7,644
Subtotal Sales and Developments	75,751	196,811	280,362
Hotels:
City of Buenos Aires	74,601	92,043	98,427
Rio Negro Province	48,080	56,804	60,486
Subtotal Hotels	122,681	148,847	158,913
Total The City of Buenos Aires	612,873	913,743	1,022,630
Total Buenos Aires Province	33,024	44,593	58,075
Total Rio Negro Province	48,080	56,804	60,486
Total Santa Fe Province	15,464	23,468	31,785
Total Salta Province	6,635	9,598	10,838
Total Córdoba Province	3,901	10,634	11,292
Total Mendoza Province	18,779	24,232	25,478
Total	738,756	1,083,072	1,220,584

(1)	Revenues do not includes our income from “Financial operations and others” segment.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through IRSA’s subsidiary APSA. APSA operates and owns majority interests in eleven shopping centers, seven of which are located in the Buenos Aires metropolitan area, and the other four are located in the cities of Mendoza, Rosario, Córdoba and Salta. Our Shopping centers segment had assets of Ps.1,705.0 million and Ps.2,020.7 million as of June 30, 2008 and 2009 respectively, representing 38.1% and 40.9%, respectively, of its consolidated assets at such dates, and generated operating income of Ps.124.8 million, Ps.182.3 million and Ps.214.9 million during years 2008 and 2009 respectively, representing 71.5% and 72.7%, respectively of our consolidated operating income for such years.

Consumer Financing. We are engaged in the consumer financing business through IRSA’s majority-owned subsidiary, Tarshop. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores. We finance a substantial part of IRSA’s credit card advances through securitization of the receivables underlying the accounts it originates. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. Our consumer financing segment had assets of Ps.134.1 million and Ps.174.9 million as of June 30, 2008 and 2009 respectively, representing 3.0% and 3.5%, respectively, of our consolidated assets at such dates and generated an operating income of Ps.32.6 million and an operating loss of Ps.17.7 million and an operating loss of Ps.125.4 million during years 2007, 2008 and 2009, respectively, representing(16.4)% (6.9)% and (42.4)%, respectively, of our consolidated operating income for such years.

Development and sale of properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and Sale of Properties segment had assets of Ps.462.9 million and Ps.507.8 million as of June 30, 2008 and 2009, respectively, representing 10.4% and 10.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.6.2 million, Ps.19.3 million and Ps.121.2 million during years 2007, 2008 and 2009, respectively, representing 3.4%, 7.6% and 41.0%, respectively, of our consolidated operating income for such years.

Office and other non-shopping center rental, properties. In December 1995, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2009, we, directly and indirectly, owned a significant interest in office buildings in Argentina that in the aggregate represented 156,000 square meters of gross leasable area. Our Offices and Other Non-Shopping Center Rental Properties segment had assets of Ps.1,056.5 million and Ps.1,014.9 million as of June 30, 2008 and 2009, respectively, representing 23.6% and 20.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.20.2 million, Ps.52.9 million and Ps.76.5 million during years 2007, 2008 and 2009 fiscal years, respectively, representing, 10.2% 20.8% and 25.9%, respectively, of our consolidated operating income for such years.

Hotel operations. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires . In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires and later, we sold a 20% interest to an affiliate of Hoteles Sheraton and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotel operations segment, which consists of these three hotels, had assets of Ps.252.0 million and Ps.246.4 million as of June 30, 2008 and 2009, respectively, representing 5.6% and 5.0%, respectively, of our consolidated assets at such dates, and generated income of Ps.17.7 million Ps.18.0 million and Ps.8.6 million during years 2007, 2008 and 2009, representing 7.4%, 7.1% and 2.9%, respectively, of our consolidated operating income for such years.

Financial Operations and other. As of June 30, 2009, IRSA owned 21.34%†† of Banco Hipotecario, Argentina’s leading mortgage lender. IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, IRSA increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, IRSA sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, for Ps.6.0 million, generating a loss of Ps.1.6 million. During fiscal year 2009, IRSA and its subsidiaries increased their interest in Banco Hipotecario by acquiring 143,627,987 shares representative of 9.58% of its capital stock for Ps.107.5 million, equivalent to a 21.34% (without consideting treasury shares) investment in Banco Hipotecario held in the form of Class D shares, which are currently entitled to three votes per share, affording it the right to vote 33.30% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2009, IRSA’s investment in Banco Hipotecario represented 10.9% of IRSA’s consolidated assets, and during IRSA’s fiscal years ended June 30, 2007, 2008 and 2009, this investment generated income for Ps.47.0 million, Ps.41.4 million, losses for Ps.12.4 million, and income for Ps.142.1 million, respectively.

Business Strategy

We, through IRSA, seek to take advantage of our position as a leading company in Argentina dedicated to owning, developing and managing real estate. Our business strategy seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of land reserves and enhance the margins of our sales and developments segment through, the organization of partnerships with other developers.

††	Without considering treasury shares .

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. Through IRSA we seek to improve our leading position in the shopping center industry in Argentina by means of the generation of a sustainable growth in cash flow and the increase in the long-term value of our property assets. Our core operating strategy is to maximize revenue growth and profitability from our shopping centers. We maintain our leadership by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America.

Consumer financing. We have developed a consumer financing business through Tarshop, IRSA’s controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores.

Development and sale of properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, IRSA entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in other market segments left unattended until now. IRSA-CYRELA will develop residential real estate projects in Argentina for purposes of increasing our presence in this business by offering financing to our customers.

Office and other non- shopping center properties. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been to invest in high-quality properties which are operated by leading international hotel companies to capitalize on our operating experience and international reputation. The aggregate number of rooms that we have in Hotel Sheraton Libertador, Hotel Llao Llao and Hotel Inter Continental is 710. In December, 2007 we inaugurated 43 new suites in the Hotel Llao Llao in Bariloche, Argentina. To keep a high service level in the Hotel Sheraton Libertador and Hotel Intercontinental we have remodeled in the past and may continue making improvements in the future.

Financial Operations and others. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of New York. We believe that our 26.86% investment in Banco Hipotecario (without considering treasury shares) has attractive prospects for long-term appreciation. Unlike other countries, Argentina has a low level of mortgages outstanding, measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future.

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped parcels of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we had made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. Pursuant to our business strategy, IRSA will make future real estate investments in Argentina and abroad as long as it identifies attractive investment and development opportunities.

In July 2008 IRSA acquired 30% of Metropolitan 885 (whose main asset is an office building in the City of New York located on the Third Avenue between 53rd and 54 th streets, in the District of Manhattan. In addition to the building, the acquired company includes the debt associated with such asset.

Shopping Centers

Overview

We are engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers through IRSA’s subsidiary APSA. As of June 30, 2009, APSA owned a majority interests, and operated, a portfolio of eleven shopping centers, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one is located in the greater Buenos Aires metropolitan area (Alto Avellaneda) and the remaining shopping centers are located in different Argentine provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

As of June 30, 2009, IRSA owned 63.3% of APSA and Parque Arauco S.A. owned 29.6%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2009, IRSA owned US$31.7 million of APSA’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible notes were to exercise their options to convert the convertible notes into shares of APSA’s common stock, its shareholding in APSA would increase to 65.9% of its fully diluted capital.

As of June 30, 2009, APSA’s shopping centers comprised a total of 287,542 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not APSA’s tenants). For the period ended June 30, 2009, the average occupancy rate of APSA’s shopping center portfolio was approximately 98.6%.

As a result of IRSA’s acquisition of several shopping centers, we have centralized management of our shopping centers in APSA, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning IRSA’s subsidiary’s APSA shopping centers as of June 30, 2009:

Shopping Centers

	Date of Acquisition	Gross Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Cumulative Rental Income For the fiscal years as of June 30 (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
					2009	2008	2007
Shopping Centers (6)
Dot Baires Shopping (7)	12/01/06	49,731	80.0%	99.9%	8,499	—	—	557,852
Abasto (8)	07/17/94	37,604	100.0%	99.8%	77,773	69,639	56,380	172,586
Alto Palermo	11/23/97	18,635	100.0%	100.0%	82,450	69,847	57,345	156,665
Patio Bullrich	10/01/98	11,741	100.0%	99.6%	31,537	28,864	25,368	96,903
Mendoza Plaza Shopping	12/02/04	41,118	100.0%	96.8%	25,478	24,232	18,779	85,294
Alto Avellaneda	11/23/97	37,298	100.0%	100.0%	47,488	39,958	31,249	84,624
Alto Rosario Shopping (8)	11/09/04	28,640	100.0%	95.0%	24,141	20,040	15,464	79,436
Paseo Alcorta	06/06/97	14,385	100.0%	97.9%	39,067	37,293	31,241	74,020
Córdoba Shopping Villa Cabrera	12/31/06	15,789	100.0%	96.4%	11,262	10,577	3,810	69,195
Alto Noa	03/29/95	18,851	100.0%	99.9%	10,838	9,598	6,635	23,081
Project Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,127
Buenos Aires Design	11/18/97	13,750	53.7%	98.8%	12,965	12,020	10,359	11,306
Fibesa and others (10)	—	N/A	100.0%	N/A	16,431	21,402	13,636	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	8,804	1,925	—	—

TOTAL SHOPPING CENTERS		287,542	94.9%	98.5%	396,733	345,395	270,266	1,423,089

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable.
(3)	Effective interest of APSA in each business unit. We have a 63.34% in APSA.
(4)	Represents the total leases consolidated by application of the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Owned through Alto Palermo S.A.
(7)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.
(8)	Excludes Museo de los Niños. (Abasto 3,732m2; Rosario 1,260m2)
(9)	Land for the development of a Shopping Center.
(10)	Includes revenues from Fibesa S.A. and others.

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Fiscal year ended June 30, (1)
	2007 Ps.	2008 Ps.	2009 Ps.
Abasto	573,814,588	720,398,373	774,496,092
Alto Palermo	502,220,444	631,821,667	745, 008,569
Alto Avellaneda	418,349,117	560,693,754	696,502,305
Paseo Alcorta	321,948,304	385,515,939	374,756,633
Patio Bullrich	226,200,714	271,411,516	274,923,406
Alto Noa	130,318,508	173,998,891	211,353,264
Buenos Aires Design	110,722,931	132,952,563	129,072,350
Mendoza Plaza	337,757,597	433,394,266	436,599,085
Alto Rosario	204,430,069	271,331,827	318,443,541
Cordoba Shopping Villa Cabrera (3)	N/A	120,827,838	133,526,649
Dot Baires Shopping	N/A	N/A	99,478,084

Total retail sales (2)	2,825,762,272	3,702,346,634	4,194,159,978

Notes:

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases APSA owns less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.
(3)	Sales between January and June 2007 amounted to Ps.44,736,781

Lease Expirations

The following table shows a schedule of estimated lease expirations for IRSA’s shopping centers for leases in effect as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30(3),	Number of Leases Agreement Expiration	Square Meters Subject to Expiring Leases (sqm)	Percentage of Leases to Expire (%)	Annual Agreements to Expire (1) (Ps.)	Percentage of Agreements to Expire (%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013 and subsequent years	196	116,260	40%	52,314,176	22%
Total (2)	1,364	287,542	100%	232,916,026	100%

(1)	Includes only the basic rental income amount. Does not give effect to APSA’s ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2009.
(3)	Even through the leases are cancelable by law, we consider them to be non-cancelable for this purposes. See “note 29.1.t.2 to our Consolidated Financial Statements” for more information as to how we consider this definition.

Occupancy Rate

The following table sets forth the occupancy rate of expressed as a percentage of gross leasable area as of dates stated below:

	Occupancy Rate Fiscal year ended June 30,
	2009	2008	2007
	(%)	(%)	(%)
Abasto	99.8	99.6	97.0
Alto Palermo Shopping	100.0	100.0	99.6
Alto Avellaneda	100.0	99.8	95.0
Paseo Alcorta	97.9	99.5	99,0
Patio Bullrich	99.6	100.0	100,0
Alto Noa	99.9	100.0	100,0
Buenos Aires Design	98.8	100.0	100.0
Alto Rosario	95.0	99.2	93,4
Mendoza Plaza Shopping	96.8	97.7	95.9
Córdoba Shopping Villa Cabrera (1)	96.4	97.2	—
Dot Baires Shopping	99.9	—	—

Total average	98.6	99.3	97.8

(1)	The occupancy percentage between January and June 2007 amounted to 99.0%

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Revenue per square meter Fiscal year ended June 30, (1):
	2009	2008	2007
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Abasto de Buenos Aires	1,711	1,437	1,273
Alto Palermo Shopping	3,581	3,058	2,925
Alto Avellaneda (2)	1,156	972	1,100
Paseo Alcorta	2,409	2,314	2,074
Patio Bullrich	2,255	2,096	2,051
Alto Noa	503	461	344
Buenos Aires Design	731	673	634
Alto Rosario	747	609	484
Mendoza Plaza Shopping	547	537	456
Córdoba Shopping Villa Cabrera (3)(5)	591	558	N/A
Dot Baires Shopping (4)	1,162	N/A	N/A

(1)	The annual rental price per gross leasable meter reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The decrease in revenues per square meter in fiscal 2008 at Alto Avellaneda is due to the inclusion of 11,600 sqm belonging to Falabella.
(3)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.
(4)	The values corresponding to Dot have been adjusted and annualized as the actual figures reflect only one month and 19 days.
(5)	The average price of the leases between January and June 2007, was Ps.469.7.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see APSA’s Audited Consolidated Financial Statements, as filed with Argentine Securities Commission (CNV).

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. APSA’s lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

•	Obligations will have to be paid in Pesos at a rate of Ps.1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

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

Leasable space in APSA’s shopping centers is marketed through an exclusive arrangement with APSA’s real estate brokers Fibesa S.A. and Comercializadora Los Altos S.A., the latter being solely in charge of the marketing of Dot Baires Shopping. APSA has a standard lease agreement, the terms and conditions of which are described below, which APSA use for most tenants. However, APSA’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

APSA charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of APSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that APSA may be able to enforce such clauses contained in APSA’s lease agreements. See “Risk Factors” for a more detailed discussion.

In addition to rent, APSA charge most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without APSA’s consent.

APSA is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. APSA also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition absorbing the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. APSA determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

APSA carries out promotional and marketing activities to increase attendance to APSA’s shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by APSA. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. APSA may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. APSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. APSA may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by APSA. APSA has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal Year ended June 30,
	2009 (Ps.)	2008 (Ps.)	2007 (Ps.)
Fixed monthly minimum rent	196,039,212	159,140,526	129,594,156
Variable rent dependent on prices	70,883,545	73,298,452	51,872,357
Booth and kiosk rentals	31,774,087	27,144,073	21,303,064
Admission fees	47,690,439	40,275,442	34,477,499
Miscellaneous	33,275,688	31,959,152	23,012,445
Parking	17,070,274	13,577,014	9,872,453
Total rentals and services	396,733,245	345,394,659	270,131,974

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is a brief description of APSA’s shopping center portfolio

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2009, the public visiting the shopping center generated nominal retail sales totaling approximately Ps.745 million, which represents annual sales for approximately Ps.39,979.0 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leaseable area at June 30, 2009 and approximately 9.5% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 144-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,599 square meters that includes 37,298 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a bowling alley, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.696.5 million, which represents annual revenues for approximately Ps.18,674.0 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leaseable area at June 30, 2009 and approximately 21.3% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,554 square meters that consists of 14,385 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.374.8 million, which represents annual sales for approximately Ps.26,051.9 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leaseable area at June 30, 2009 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted by IRSA’s subsidiary APSA into an 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm if we consider also Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.774.5 million, which represents annual sales for approximately Ps.20,596.1 per square meter. Total revenues from rentals went up from approximately Ps.70.3 million for the fiscal year ended on June 30, 2008 to Ps.78.1 million for the fiscal year ended on June 30, 2009 which in turn represents monthly revenues per square meter of gross leasable area equivalent to Ps.147.8 in 2008 and Ps.173.1 in 2009. Principal tenants currently include Garbarino, Zara, Frávega, Mc Donald’s and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 7.2% of the annual base rent for the fiscal year ended on June 30, 2009.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.274.9 million, which represents sales for approximately Ps.23,415.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International La Martina and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of Patio Bullrich’s gross leaseable area at June 30, 2009, and approximately 15.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, City of Salta. Alto Noa is an 88-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,851 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.211.4 million, which represents annual sales for approximately Ps.11,211.8 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.9% of Alto Noa’s gross leaseable area as of June 30, 2009 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 64-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 53.64% interest in Emprendimientos Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,750 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.129.1 million, which represents annual sales for approximately Ps.9,387.1 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 18.9% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,640 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.318.4 million, which represents annual sales for approximately Ps.11,118.8 per square meter. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of Alto Rosario’s gross leaseable area as of June 30, 2009 and 10.7% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza. Mendoza Plaza is a 150 store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 41,118 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.436.6 million, which represents annual sales for approximately Ps.10,618.2 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of Mendoza Plaza’s gross leaseable area at June 30, 2009, and approximately 23.0% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,789 square meters of gross leaseable area. Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.133.5 million, which represents annual sales for approximately Ps.8,456.9 per square meter. Principal tenants are Cines Córdoba, Mc Donald’s, New Sport, Dexter and Canotier. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of Córdoba Shopping’s gross leaseable area and approximately 10.6% of its annual base rent for the fiscal year ended on June 30, 2009.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. At June 30, 2009, APSA had an 80% ownership interest in Panamerican Mall S.A. For the fiscal year ended on June 30, 2009, the public visiting Dot Baires generated, as from its opening, nominal retail sales that totaled approximately Ps.99.5 million, which represents annualized sales (i.e., averaging the months since the opening) for approximately Ps.16,002.6 per square meter. The main tenants include Falabella, Wall Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.4% of Dot Baires Shopping’s gross leasable area and approximately 2.8% of its annual base rent for the fiscal year ended on June 30, 2009.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, APSA entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby APSA agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which APSA paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, APSA signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory.

Control Systems

APSA has computer systems to monitor tenants’ sales in all of its shopping centers. APSA also conducts regular manual audits of its tenants accounting sales records in all of IRSA’s shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. APSA uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Empalme S.A.I.C.F.A. y G. (“Empalme”) and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain expemptions to this requirement.

Consumer Financing Segment

Through IRSA’s subsidiary APSA we participate in the consumer financing business. APSA holds a 93.4% interest in Tarshop.

The Argentine consumer financing market revolves basically around two main instruments: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps.1,438 per account. The total portfolio amounted to Ps.819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accepted payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop, with the remaining 50% being owned by Metronec S.A. Metroshop is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

From time to time IRSA’s subsidiary APSA considers alternative strategies regarding its investment in Tarshop. In the course of fiscal year 2009, as a result of the international financial context and the complex situation of the financial trust market through which Tarshop obtains resources to fund its business the need arose for APSA to review the general and particular economic prospects of their subsidiary’s business, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

In this respect, APSA is currently considering alternatives to maximize the value of their investment in Tarshop, such as its potential merger with and/or sale to another entity engaged in the credit card business.

In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal year 2009 APSA decided to take part in a capital increase for up to the amount of Ps.60 million, thereby increasing its ownership interest in Tarshop from 80% to 93.4%.

The following are some of the decisions made during fiscal year 2009:

(i)	Readjustment of the operational structure to align it to the new business scenario.

(ii)	Adjustments in plans involving both cash and Consumer Financing at retail stores.

(iii)	Changes in Loan Origination Policies.

(iv)	Reinforcement of Collection Management.

(v)	Analysis and implementation of new funding tools.

(vi)	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Argentine Central Bank.

During the second quarter of fiscal year 2009, APSA has provided financial assistance to Tarshop for Ps.105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

As a result of the actions implemented in fiscal year 2009, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps.627 million, 33.9% less than the Ps.948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal year 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Fiscal year ended June 30,
	2007	2008	2009
	(in million Ps.)
Revenues from sales:
Revenues from services (1)	107,727	168,256	128,023
Interest	65,663	58,479	61,390
Fees to retail stores	38,249	41,516	26,487
Other revenues from services rendered	3,292	6,444	9,770
Income/(loss) on portfolio securitization	4,527	18,371	11,813
Total revenues from sales	219,458	293,066	237,483

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 40,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately embossing plastics on the spot, at the branch, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, reinforced by booths and points of sale in our shopping centers and retail stores.

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

Ease of access also applies to payments of installments as they can be channeled through different means, such as collections entities, networks of automatic teller machines, over the Internet, through direct debits from customers’ bank accounts and through Tarshop’s own branch of networks.

“Créditos Tarshop” are loans granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted.

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 22 points of sale, including IRSA’s shopping centers Alto Avellaneda, Alto Palermo, Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto (“Coto”) in the cities of Lanús, and Temperley and Supermercado Hyper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

Each branch is organized as an independent business unit as regards commercial matters: they handle the resources required for attaining their commercial objectives concerning invoicing and account opening.

Besides, Tarshop has its own structure of cashiers at branches for collection of account statement balances and for the automatic grant of cash loans to customers with facilities and procedures for fund management and transportation similar to those used in banks.

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit extension policies processed by the Credit Department.

Portfolio Analysis and Maintenance

Resorting to statistical techniques and massive information handling tools geared towards mitigating credit risk, Tarshop supervises and monitors the behavior of its customer portfolio and the various economic conditions in the market that may have an adverse bearing customers’ repayment duties.

Besides, Tarshop deploys strategies consisting in acquisitions, cross-selling and maintenance of its portfolio in connection with its various target segments.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and it starts with preventive actions taken through a system of automatic calls to accounts deemed by Tarshop as prospectively risky.

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device, which is simultaneously supplemented by letters and automatic messages.

This process is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address.

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts, are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

The policies for allowances for bad debts are similar to those established by the Argentine Central Bank of the Republic of Argentina.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

The table below provides information about Tarshop’s loan portfolio (including the securitized fraction):

	As of June 30
	2008 (1)		2009 (1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%
90-180 days	55.5	5.94%	41.9	6.84%
181-365 days	66.9	7.16%	89.0	14.53%
Total	934.9	100.00%	612.5	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied. Further, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

Funding

For funding, Tarshop has principally resorted to the issuance of financial trusts subject to public offering, and it has its own Trust Securitization Program under which more than 50 series have been issued.

In the course of this fiscal year, we reinforced Tarshop’s financial situation through a capital increase of Ps.60 million and irrevocable contributions for Ps.105.0 million, which improved all of Tarshop’s debt ratios and balance sheet indicators. Tarshop’s shareholders’ equity grew from Ps.29.3 million as of June 30, 2008 to Ps.100.2 million as of June 30, 2009.

As of June 30, 2009, Tarshop’s own portfolio stood for 40.7% of its total portfolio whereas as of June 30, 2008 it had only stood for 22.2%.

In the course of this fiscal year, Tarshop issued trusts through the public offering system for Ps.586.4 million.

In addition, in the course of this fiscal year, Tarshop entered into a funding agreement with Banco Itaú Argentina S.A. for Ps.50 million for a one-year term; as of June 30, 2009 Tarshop carried bank loans for Ps.34.6 million.

Technology

Tarshop relies on technological applications to support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections, trust management and delinquency management, to name but a few.

For the past two years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web-services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As regards the IT governance methodology, Tarshop is carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2007, 2008 and 2009:

	As of June 30,
	2007	2008	2009
	(in million Ps., except percentages)
Income Statement Data
Revenues	212.97	291.03	236.83
Costs	(77.42)	(131.86)	(126.68)
Gross profit	135.55	159.17	110.15
Selling expenses	(61.97)	(111.42)	(178.04)
Administrative expenses	(46.23)	(68.55)	(17.03)
Net (loss) income from retained interest in securitized receivables	3.25	(1.26)	(46.01)
Operating income	30.60	(22.06)	(130.93)

	As of June 30,
	2007	2008	2009
	(in million Ps., except percentages)
Financial results, net	0.83	1.22	(0.02)
Other income (expenses), net	3.03	3.81	(0.61)
Income before taxes and minority interest	34.46	(17.03)	(131.56)
Income tax expense	(15.45)	(1.52)	37.49
Net income	19.01	(18.55)	(94.07)
Balance Sheet Data
Current assets:
Cash and banks	8.83	11.33	5.31
Investments	35.29	54.12	142.65
Accounts receivable	70.83	56.31	73.61
Other receivables	13.06	36.19	15.69
Inventory	0.0	0.0	0.0
Total current assets	128.01	157.95	237.26
Non-current assets:
Other receivables	24.31	21.57	73.14
Property, plant and equipment	9.68	12.32	8.65
Investments	55.68	111.10	21.01
Accounts receivable	40.58	7.72	3.78
Intangible Assets net	0.02	0.01	0.00
Total non-current assets	130.27	152.72	106.58
Total assets	258.28	310.67	343.84
Current liabilities:
Accounts payable	157.62	173.09	104.31
Customer advances	4.40	0.00	0.00
Short-term debt	12.90	61.57	39.65
Related parties	2.47	24.11	54.12
Salaries and social security payable	4.41	5.23	6.14
Taxes payable	21.78	13.52	38.07
Other liabilities	0.72	0.43	1.06
Total current liabilities	204.30	277.95	243.35
Non-current liabilities:
Accounts payable	0.00	3.24	0.11
Long-term debt	6.13	0.19	0.16
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	6.13	3.44	0.27
Total liabilities	210.43	281.39	243.62
Shareholders’ equity	47.85	29.29	100.22
Total liabilities and shareholders’ equity	258.28	310.68	343.84
Other Financial Data
Return on assets	7.4%	(6.0)%	(27.4)%
Return on shareholders’ equity	65.9%	(38.8)%	(48.4)%
Net interest margin	64.72%	55.01%	46.51%
Non-performing loans as a percentage of total loans	24.48%	46.31%	50.98%
Reserve for loan losses as a percentage of total loans	15.17%	47.97%	51.17%
Reserve for loan losses as a percentage of non-performing loans	61.98%	103.60%	100.37%

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. The development of residential apartment complexes consists of construction of new high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2008, revenues from our Development and Sale of Properties segment were Ps.196.8 million, compared to Ps.280.4 million in the fiscal year ended June 30, 2009.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another form of residential development is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year ended June 30, 2008, in order to strengthen our presence in the development properties segment, IRSA, together with CYRELA, a renowned Brazilian developer, created a venture that operates under the name IRSA-CYRELA (CYRSA) to develop high end residential units in Argentina applying innovative sales and financing policies and based on a new concept in residential units in line with the latest global trends.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March 2008 under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and an aerobic trail to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of our own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2009, the degree of progress shown by the works is about 30%. The project is scheduled to be completed in 2011.

Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year 2009, IRSA acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimums consideration. In June 2009, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$ 6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance, US$ 4.5 million, is payable in two ways, at the option of the seller part: the first one consist on five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. The second way consists on the grant of 12% of the developed square meters. Under the agreement, IRSA granted the sellers an option to settle the outstanding balance in the form of 12% of the future meters constructed. Ritelco, a wholly-owned subsidiary of IRSA, and Cyrela guaranteed the US$ 4.5 million of outstanding balance, interest and option to the sellers through a surety bond, if Liveck does not pay. The plots of land bought are mortgaged, this means that the sellers have double guarantee. On June 30, 2009, IRSA sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2009, 2008 and 2007:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book value $/000 (7)
									2009	2008	2007
Homes
Renoir towers (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	99.54%	53,798	53,798	—	—	54
Credit on Rosario lot swap (8) (17)	04/30/99	—	4,692	80	63.34%	66.00%	0.00%	—	—	—	—	11,023
Caballito lots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit on Caballito lot swap (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,194
Credit on Caballito lot swap (KOAD) (15)	11/03/97	—	6,833	118	100.00%	87.00%	31.77%	—	—	—	—	27,623
Libertador 1703 and 1755 (Horizons) (16)	01/16/07	396,565	59,000	467	50.00%	30.00%	99.00%	—	—	—	—	106,391
Other homes (10)	N/A	231,677	116,513	1,437				366,558	3,483	61,133	17,330	2,773

Subtotal homes		693,491	209,656	2,131				420,356	57,281	61,133	17,330	173,487
Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	98.91%	231,995	9,904	4,030	1,124	3,674
Credit on Benavidez lot swap (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal residential communities		135,697	1,610,764	1,602				257,853	9,980	4,030	1,124	13,669
Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,380
Santa María del Plata	07/10/97	—	352,403	—	90.00%	0.00%	10.00%	31,000	—	—	31,000	139,748
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta lots (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario lot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	15,577
Caballito block 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	19,152	—	—
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	29	57	91	5,705
Berutti lot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,715
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Air space over Coto (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito lot (8)	11/03/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	09/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (12)	N/A	—	14,476,115	—				1,041	1,041	—	—	25,620

Subtotal land reserves			21,351,613	—				85,486	8,714	22,637	31,091	404,778
Other
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	18,777	1,830	476	—	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	3,957	N/A	100.00%	100.00%	100.00%	42,070	42,070	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	74,510	—	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	31,535	—	—	—
Crucero I retail stores	N/A	—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006	—	—	—
Other (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,567	3,099	112	—	—

Subtotal Other		—	52,518					442,863	204,387	109,011	26,206	—

TOTAL (14)		829,188	23,224,551	3,733				1,206,558	280,362	196,811	75,751	591,934

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for dwelling units and residential communities projects either completed or in progress (adjusted for inflation as of 02/28/03, if applicable).

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02/28/03.
(7)	Cost of acquisition plus improvements, plus activated interest of properties consolidated in portfolio at June 30, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, swap over Torre Renoir II tower, Minetti D, Dorrego 1916 and Padilla 902.
(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A. Includes sale of Abril shares.
(12)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(13)	Includes the following properties: Puerto Madero Dique XIII. It also includes income from termination (through IRSA and IBSA) and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(14)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owed by CYRSA S.A.
(17)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “g” and “h”. The degree of physical progress with parcel “g” at 06/30/09 is 66% and with parcel “h” is 3%

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. Then we develop multi-building high-rise complexes targeting the middle-income market. These developments are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

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

As of June 30, 2009, IRSA’s residential communities for the construction of single-family homes for sale in Argentina had a total of 53,628 square meters of saleable area in Abril, and 125,889 sqm of saleable area in Benavidez. Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2009, 98.91% of the property had been sold for an aggregate of Ps.231.9 million, with 20,009 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, IRSA is developing a 99.8-hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on the real property amounting to US$3.0 million as security for compliance with the operation and delivered US$0.5 million to Inversora Bolívar as security for the performance of the obligations undertaken. As of June 30, 2009, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. The works pertaining to the railway tunnel and the Bancalari/Benavidez road have been completed. The degree of progress in these works is 99%.

Land Reserves

IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA has acquired what IRSA believes to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth, As of June 30, 2009, IRSA’s land reserves totaled 27 properties consisting of approximately 2,135 hectares (including Rosario, Beruti Lot, Caballito, and Coto air space owned by APSA).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through IRSA’s subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project has a residential profile and mixed uses, and it is currently expected to have residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, IRSA sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group an unrelated party. An initial payment of US$1.6 million was made and the balance of US$9.0 million is payable on June 23, 2010. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it.

Background

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). From that date onwards, we have sought proceedings for the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires.

Evolution of Approval Instances

In 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

In 2002, by Decree 405/02, the Government called for a public hearing to be held in June 2002, which was attended by professional and private entities and assessed by all competent agencies.

In July 2006, the COPUA made its recommendations about the project. On December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was included in the proposals for the strategic development of the City’s Southern Area.

•	A pedestrian lane was designed along the perimeter of the entire site on the Río de la Plata bank.

•

Integration with the city was prioritized respecting the surrounding urban landscape, designing a waterfront along the Río de la Plata bank and providing vehicular integration with the avenues surrounding the site.

•	Donation of 50% of the site to the Government of the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed of Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that it had “no objections” to the company’s proposal and requested that the General Attorney render a decision concerning the ruling proposed.

In May 2007, the Traffic Bureau took part at the request of the Treasury and requested a new traffic study for the area. This new study was carried out and the traffic simulation report was discussed with the authorities.

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Bureau, the General Attorney and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the City Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of space for public use and convenience is the maximum provided for in the Planning Code: 50% of the site will be donated for public use (357,975 sqm) in which a common recreational area, roads, and pedestrian lanes will be constructed.

Notwithstanding the above, several operational and implementation issues remain to be approved by different authorities in charge of the urban affairs of the City of Buenos Aires. Without prejudice to the foregoing, the Decree has been judicially objected as regards formal and procedural aspects, but the authorities have not rendered a decision on this matter yet. In that sense, a legislative bill as well as a proposed agreement will be sent to the legislature for approval shortly. Once approved, these regulations will have the hierarchy of a law.

IRSA’s internal team completed the Urban Development project draft for Solares de Santa María. Feasibility studies have been filed with the service companies and IRSA has held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. IRSA’s plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. IRSA owns a 50% interest in Puerto Retiro.

Caballito plot of land, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Beruti plot of land. On June 27, 2008 APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to the Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of APSA’s main shopping center.

Caballito Plot of Land, CYRSA. During fiscal 2008, IRSA and CYRSA executed a barter deed pursuant to which it transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.1million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA.

Coto Residential Project. IRSA is the owners (through its subsidiary APSA) of an air space of about 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the City of Buenos Aires. APSA and Coto executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of the fiscal year ended June 30, 2008, a conditional barter agreement was executed, pursuant to which we would transfer to CYRSA 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, CYRSA would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not represent a total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, CYRSA would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, CYRSA would pay to APSA US$ 0,089 million and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which we notify CYRSA of compliance with the conditions precedent. The transaction between CYRSA and APSA totals US$ 5.9 million.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. IRSA owns a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA. IRSA intends to use this property to develop a private residential community for the construction of single family homes targeted at the middle-income market. IRSA has not yet established the costs and financing method for this proposed project, but IRSA has already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2009.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2009.

Land Reserves in Other Provinces

Neuquén Project, Province of Neuquén. APSA’s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where IRSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions; both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén by the Municipality of Neuquén. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén. These fees were provided for and included under provisions.

According to the terms of the Agreement, Shopping Neuquén submitted the corresponding project plans within the required timeframe of 150 days from approval due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. Works would have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

On June 18, 2009, Shopping Neuquén sold a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The purchaser was an unrelated third party, and the sale price amounted to US$ 0.1 million.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. On December 27, 2006, APSA acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$ 13.3 million. We paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2 million each due every six months as from June 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the encumbrance was lifted.

APSA’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18). As from January 1st, 2009, Empalme merged into SAPSA.

Canteras Natal Crespo, Province of Córdoba. The initial guidelines for development of this project are in process on the basis of the master plan of the Chilean architect firm URBE. Preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government of Córdoba.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo is a company located in the Province of Córdoba that will have as main activity the urbanization of plots of land owned by itself and third parties the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

IRSA’s portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. IRSA also owns a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Office and Other Non-shopping Center Rental Properties

Overview

Through IRSA, we are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2009, we directly and indirectly owned interests in 24 office and other rental properties in Argentina which comprised 252,950 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 156,000 square meters of gross leaseable area. For fiscal year 2009, we had revenue from Offices and other non-shopping center rental properties of Ps.147.7 million.

All of our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2009 the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 94.0%. Eight different tenants accounted for approximately 38.0% of the total revenues from office rentals for fiscal year 2009: Exxon Mobile Business, Price Waterhouse, Unilever Argentina, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of its units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases. We lease our offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties. The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leasable Area Sqm (1)	Occupancy rate (2)	Effective Interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal periods (in Ps./000) (4)			Book value Ps./000 (5)
						2009	2008	2007
Edificio República	04/28/08	19,884	64%	100%	1,686	17,114	203	—	224,478
Torre Bankboston (6)	08/27/07	15,891	100%	100%	1,522	19,670	15,688	—	157,894
Bouchard 551	03/15/07	23,378	96%	100%	1,803	20,342	12,678	3,925	152,898
Intercontinental Plaza (7)	11/18/97	22,535	100%	100%	1,994	18,372	12,496	10,977	86,517
Dique IV, Juana Manso 295 (8)	12/02/97	11,298	89%	100%	1,151	1,743	—	—	66,984
Bouchard 710	06/01/05	15,014	100%	100%	1,628	17,379	12,931	8,900	66,283
Maipú 1300	09/28/95	10,280	100%	100%	998	9,890	8,107	6,006	39,670
Libertador 498 (9)	12/20/95	7,433	100%	100%	748	9,285	8,551	6,307	27,199
Costeros Dique IV	08/29/01	5,437	90%	100%	449	5,056	4,603	1,987	19,699
Edificios Costeros	03/20/97	6,389	59%	100%	303	4,082	3,896	3,124	17,373
Dock Del Plata (10)	11/15/06	3,985	80%	100%	320	6,083	6,945	3,103	12,691
Suipacha 652/64	11/22/91	11,453	100%	100%	531	3,820	2,480	1,398	11,388
Madero 1020 (11)	12/21/95	114	100%	100%	2	32	89	97	269
Laminar Plaza (12)	03/25/99	—	N/A	100%	—	5,327	5,607	4,631	—
Reconquista 823/41 (12)	11/12/93	—	N/A	100%	—	2,087	2,256	1,139	—
Offices - other (13)	N/A	2,909	89%	N/A	89	1,189	1,385	1,289	7,954
Subtotal Offices		156,000	91%	N/A	13,224	141,471	97,915	52,883	891,297

Other Properties
Commercial Properties (14)	N/A	312	—	N/A	—	209	188	242	3,626
Museo Renault	12/06/07	1,275	100%	100%	30	356	204	—	4,877
Santa María del Plata	07/10/97	60,100	100%	90%	84	959	958	1,043	12,496
Thames (7)	11/01/97	33,191	100%	100%	51	607	607	607	3,899
Other properties (15)	N/A	2,072	100%	N/A	6	2,207	220	168	5,721

Subtotal Other Properties		96,950	100%	N/A	171	4,338	2 ,177	2,060	30,619
Related fees (16)		N/A	N/A	N/A	—	1,940	2,067	2,150	N/A
TOTAL OFFICES AND OTHER (17)		252,950	94%	N/A	13,395	147,749	102,159	57,093	921,916

Notes:

(1)	Total leaseable area for each property as of 06/30/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 06/30/09.
(3)	Agreements in force as of 06/30/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	472 leasable square meters were sold in December 2008.
(7)	Through Inversora Bolivar S.A.
(8)	The building was occupied on May 15, 2009.
(9)	In the period January through March 2009, the square meters sold amounted to 3,099.
(10)	In the period December 2008 through April 2009, 3,937 leasable square meters were sold.
(11)	In the period February through April 2009 26 parking spaces were sold.
(12)	The property was completely sold in April 2009.
(13)	Includes the following properties: Madero 942 (fully sold as of June 30,2009), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517.
(14)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(15)	Includes the following properties: one unit in Alto Palermo Park (through IBSA), Constitución 1159 and Torre Renoir I and others.
(16)	Income from building management fees.
(17)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the consolidated financial statements.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2010	55	61,995	61%	52,856,655	33%
2011	51	52,510	22%	51,100,596	32%
2012	42	37,159	16%	51,857,814	32%
2013+	4	3,155	1%	4,005,146	3%
Total	152	154,819	100%	159,820,211	100%

Includes Offices which contract has not been renewed as of June 30, 2009.

Does not include vacant leased square meters.

Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Percentage Fiscal year ended June 30,(1)		2007
	2009	2008
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 551	96	100	100
Dock del Plata	80	100	100
Libertador 498	100	100	100
Maipu 1300	100	100	100
Laminar Plaza (3)	N/A	100	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	59	89	96
Costeros Dique IV	90	100	96
Torre Bankboston	100	100	N/A
República	64	19	N/A
Dique IV, Juana Manso 295	89	N/A	N/A
Other (2)	89	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2009, 2008 and 2007 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (sold in October 2008) , Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.
(3)	This property was fully sold in April 2009.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Income per Square Meter Fiscal Year Ended June 30, (1)		2007
	2009	2008
	(Ps/m2)	(Ps/m2)	(Ps/m2)
Office
Intercontinental Plaza	717	555	487
Bouchard 710	1,158	861	623
Bouchard 551 (2)	870	458	118
Dock del Plata (3)	908	877	392
Libertador 498 (4)	1,005	812	634
Maipu 1300	962	789	597
Laminar Plaza (5)	817	860	710
Madero 1020	281	414	450
Suipacha 652/64	416	217	123
Reconquista 823/41 (5)	334	450	236
Edificios Costeros	639	610	504
Costeros Dock IV	930	847	387
Torre Bankboston (6)	1,238	992	N/A
República	861	55	N/A
Dique IV, Juana Manso 295 (7)	154	N/A	N/A
Other (8)	326	448	429

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.
(3)	3,937 leasable square meters were sold in the period December 2008 through April 2009.
(4)	3,099 leasable square meters were sold in the period January through March 2009.
(5)	The property was fully sold in April 2009.
(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year ended June 30, 2008.
(7)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.
(8)	Includes the following properties: Madero 942 (sold in October 2008), Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties

Below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República. Located in Plaza Roma, City of Buenos Aires, this property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia and Banco Itaú.

Torre BankBoston. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. IRSA has a 50% ownership interest in the building. At present, our main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberly Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building that IRSA acquired in March 2007, located in the Plaza Roma area. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. IRSA has approximately 23,000 leasable square meters in the buildingand the main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, APSA and Cognizant Technology Solutions de Arg. S.A.

Juana Manso 295-Dique IV, Puerto Madero. About mid-May 2009 IRSA completed an office building located in Puerto Madero. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired in June 2005, located in the Plaza Roma district. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transportation. IRSA owns the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the City of Buenos Aires. This location allows for easy access to the building from northern, western and southern Buenos Aires. During the fiscal year 2009 IRSA sold 5 functional units representative of 3,099 sqm of gross leasable area. As of June 30, 2009, IRSA owned 12 stories with an average area per floor of 620 square meters and of 209 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Alfaro Abogados S.C., Sideco Americana S.A. , LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed and located in the Puerto Madero area. IRSA owns the two buildings which have a gross leaseable area of 6,389 square meters. In September 1999 IRSA completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Italcred S.A., Coty Argentina S.A., and Yamaha Music Latin America.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, IRSA signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., and Trafigura Argentina S.A.

Dock del Plata, City of Buenos Aires. Dock del Plata is an office building located at Alicia Moreau de Justo 400 in the Puerto Madero area acquired by us in November 2006. It is a 4-story building with an average surface per floor of 1,500 square meters and with 309 units of parking space. In the fiscal period ended June 30, 2009 the retail stores and 4 functional units were sold, accounting for 3,937 sqm, with the office leasable area now being 3,985 square meters. At present, the main tenants include AT & T Communications Serv. S.R.L., MCO LEX S.R.L and CA Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. IRSA owns the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after our subsidiary IRSA acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and APSA’s subsidiary, Tarshop.

Other office properties. IRSA also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.0.8 million in annual rental income for fiscal year 2009. Among these properties are Madero 942 (sold in October 2008), Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

During fiscal 2009 IRSA executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$ 52 million. These transactions include, besides those broken down above in the review: 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2010.

Retail and other properties. Our portfolio of leased properties as of June 30, 2009 includes ten leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Santa María del Plata.

Hotels Operations.

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through IRSA’s subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased its share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotel	Date of Acquisition	Our effective interest	Number of rooms	Average Occupancy (1)	Average price per room (2)	Accumulated sales in Ps.000 as of June 30,			Book value as of 06/30/09 (Ps. 000)
						2009	2008	2007
Intercontinental (3)	11/01/97	76.34%	309	71.9%	559	61,367	57,517	45,263	47,749
Sheraton Libertador (4)	03/01/98	80.00%	200	82.8%	449	37,060	34,526	29,338	37,778
Llao Llao (5)	06/01/97	50.00%	201	53.9%	1078	60,486	56,804	48,080	74,191
Bariloche Plot of Land (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	69.8%	638	158,913	148,847	122,681	181,618

Notes

(1)	Accumulated average in the twelve -month period.
(2)	Accumulated average in the twelve -month period.
(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

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

Bariloche Plot of land, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

IRSA’s Investment in Banco Hipotecario

IRSA has a significant investment in Banco Hipotecario which represented 10.9% of its consolidated assets as of June 30, 2009. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 47 branches and 18 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2009, Banco Hipotecario ranked third in the Argentine financial system in terms of shareholders’ equity and tenth in terms of total assets. As of June 30, 2009, Banco Hipotecario’s shareholders’ equity was Ps.2,662.7 million, its assets were Ps.11,909.4 million, and its net income for the twelve-month period ended June 30, 2009 was Ps.50.5 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

As part of its business diversification strategy, Banco Hipotecario expanded its products offering personal loans, mortgages and asset-backed loans. It also expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario expanded its deposit base offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products, including combined family, life, unemployment, health, and personal accident and ATM theft insurance.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2009, its portfolio of non-mortgage loans represented 53.7% of its total loan portfolio, compared to 51.7% as of June 30, 2008

During the twelve-month period ended June 30, 2009, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,		As of June 30
	2007		2008		2009
Checking accounts	Ps.	35.5	Ps.	40.3	Ps.	68.8
Saving accounts		190.9		178.1		215.6
Time deposits		1,069.0		1,657.3		3,019.8
Other deposit accounts		29.3		32.4		62.7
Accrued interest payable		10.1		18.2		45.3

Total	Ps.	1,334.8	Ps.	1,926.3	Ps	.3,412.2

Seasonality

IRSA’s “shopping centers” business unit is subject to strong seasonality. During the summer holiday season (January and February) IRSA’s tenants experience their minimum sales levels, compared to the winter holiday season (July) and December (Christmas) when IRSA’s tenants tend to reach their peak sales figures. Clothes and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season also have a major impact on our business.

Competition

Shopping centers

We compete in the shopping center sector through IRSA’s subsidiary APSA. Because most of IRSA’s shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on IRSA’s ability to lease space in IRSA’s shopping centers and on the amount of rent that we are able to charge. IRSA’s belief is that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Storesb[2]
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,336	173	2.79%	3.19%
	Alto Palermo Shopping	CABA	18,635	145	1.26%	2.68%
	Buenos Aires Design(3)	CABA	13,750	64	0.93%	1.18%
	Dot Baires Shopping	CABA	49,731	153	3.37%	2.82%
	Paseo Alcorta(4)	CABA	53,035	111	3.59%	2.05%
	Patio Bullrich	CABA	11,741	85	0.79%	1.57%
	Córdoba Shopping(4)	Córdoba	22,771	106	1.54%	1.96%
	Alto Avellaneda(4)	GBA	37,298	144	2.52%	2.66%
	Mendoza Plaza Shopping(4)	Mendoza	41,118	150	2.78%	2.77%
	Alto Rosario (4)	Rosario	40,901	145	2.76%	2.68%
	Alto Noa(4)	Salta	18,851	88	1.27%	1.62%
	Subtotal		349,167	1,364	23.60%	25.18%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.18%	0.65%
	Portal de Madryn	Chubut	4,100	26	0.28%	0.48%
	Factory Parque Brown(4)	GBA	31,468	91	2.13%	1.68%
	Factory Quilmes(4)	GBA	40,405	47	2.73%	0.87%
	Factory San Martín(4)	GBA	35,672	31	2.41%	0.57%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.44%	2.42%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.78%	2.70%
	Portal Canning(4)	GBA	15,114	21	1.02%	0.39%
	Portal de Escobar(4)	GBA	31,995	31	2.16%	0.57%
	Portal Lomas(4)	GBA	32,883	50	2.22%	0.92%
	Unicenter Shopping(4)	GBA	94,279	287	6.37%	5.30%
	Portal de los Andes (4)	Mendoza	30,558	47	2.07%	0.87%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.31%	1.72%
	Portal de Rosario(4)	Rosario	66,361	182	4.49%	3.36%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.44%	1.74%
	Subtotal		562,644	1,313	38.03%	24.24%
	Other Operators
	Subtotal		567,758	2,740	38.37%	50.58%
	Total		1,479,569	5,417	100.00%	100.00%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.7%.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Tarshop’s main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standard Bank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and Sale of Properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a large supply of comparable properties in the vicinity of our developed properties. This may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Offices and Other Non-Shopping Center Rental Properties

Substantially all of our offices and other non-shopping center rentals properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotel Operations

Through IRSA, we own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

New Projects and Undeveloped Properties.

Arcos del Gourmet. In August 2007, APSA exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. APSA paid US$ 0.6 million for the option, which is accounted for under other non current investments. The purchase was subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this Annual Report.

Once the approvals were obtained, APSA would have to make a total investment of US$ 24.4 million.

APSA and the seller had certain disagreements as to whether the conditions were fulfilled and accordingly exchanged formal letters with the respective positions.

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the closing of this operation was carried out as follows:

On November 27, 2009 APSA acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos.

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management) by which APSA has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by APSA is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment needed to develop the project as it is explained as follows.

The parties agreed to pay the price indicated above, in 1) the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. The portion of the price indicated in 2.a) above the sum of US$ 0.3 million was paid in time and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million. The portion of the price indicated in 2.b) will be paid by APSA at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities, in accordance with that agreed by the respective parties through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases, then with the amounts paid by APSA.

Execution of Letter of Intent. On June 30, 2009, APSA executed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of the Anchorena building. On August 7, 2008, APSA signed an agreement by which we acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, we signed an agreement by which we acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

Acquisition of Soleil Factory shopping center business. On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue interest at a fixed rate of 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the execution of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

PAMSA-Dot Baires Offices. PAMSA, an APSA subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and will be APSA’s first venture in the rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project within a 90-day term. Once such blueprints are registered, a 30-day term starts to run for the Municipality to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality, APSA must start with the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 APSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which APSA acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract. At June 30, 2009, the concession was in its 208th month with royalties in force for Ps. 12,565 per month.

Caballito Plot of Land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. APSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. APSA is the owner of an air space of about 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the City of Buenos Aires. APSA and Coto executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of the fiscal year ended June 30, 2008, a conditional barter agreement was executed, pursuant to which APSA would transfer to CYRSA 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, CYRSA would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, CYRSA would deliver to us a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, CYRSA would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notify CYRSA of compliance with the conditions precedent. The transaction between CYRSA and us totals US$ 5.9 million.

Beruti Plot of Land. In June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to APSA’s Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Regulation and Government Supervision of our Real Estate Business

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

Under the Argentine Civil Code, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Despite this restriction, in November 2007, the judicial courts authorized IRSA’s subsidiary Alto Palermo to enter into a lease agreement with Wal Mart Argentina S.R.L. for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the amount of time that was necessary to recoup this investment. In June 2008, IRSA’s subsidiary Alto Palermo requested the judicial courts a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the judicial courts rejected the request and in November 2008 Alto Palermo appealed this decision. In June 2009, the Appeal Court also rejected Alto Palermo’s request and as a result such matter has been concluded.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas] In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” where lessees fail to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the instrument of the debt itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to evictions proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Land Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

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

Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional by law Nº 25,589 and afterwards for 90 additional days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties were subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

On November 29, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code and Law No. 24,441.

Pursuant to Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

Although our mortgages are U.S. dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop .

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

After IRSA sold the Edificio Costeros, dique II, IRSA asked on November 20, 2009 if it was necessary to notify this operation.

After IRSA sold Reconquista 823/41 on April 27, 2009, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed IRSA that it was not necessary to report this sale.

After IRSA’s acquisition of Bouchard 557, IRSA asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that IRSA was in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrus Authority authorized the acquisition of Bouchard 557.

After IRSA sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed IRSA that it was not necessary to report this sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA´s acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised IRSA that was in fact required to so notify it, and IRSA challenged this opinion in the local courts.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised IRSA that was in fact required to so notify it. IRSA challenged this opinion in the local courts.

On January 15, 2007 IRSA was notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, APSA requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

On December 3, 2009, APSA requested the Antitrust Authority’s clearance for the transfer of the shares of Arcos Gourmet. As of the date of this filing, the Antitrust Authority has not reached a decision.

Environment. IRSA´s activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

On August 6, 2009, the Comisión Nacional de Valores issued General Resolution No. 559 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

One of IRSA’s goals is that business be conducted at all times consistently with environmental laws and regulations.

For more information see Item 3 “Risk Factors - Risk related to our Business - IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.”

Property

As of September 30, 2009, all of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) are located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a two lease agreement that expires on February 28, 2014 and November 30, 2008, respectively. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about IRSA’s properties:

Property (8)	Date of Acquisition	Leasable / Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance		Outstanding Principal Amount (in millions of Ps.)	Maturity Date	Balance due at maturity of last installment (in millions of Ps.)	Rate	Use	Occupancy rate (9)
Intercontinental Plaza	11/18/97	22,535	City of Buenos Aires	85,430	—		—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	3,106	City of Buenos Aires	9,854	—		—	—	—	—	Office Rental	73.95%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	66,028	—		—	—	—	—	Office Rental	100.0%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	152,315	—		—	—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	5,574	City of Buenos Aires	21,150	—		—	—	—	—	Office Rental	94.44%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	39,323	—		—	—	—	—	Office Rental	100.0%
Madero 1020	12/21/95	101	City of Buenos Aires	234	—		—	—	—	—	Office Rental	100.0%
Suipacha 652	11/22/91	11,453	City of Buenos Aires	11,275	Mortgage	(7)	—	—	—	—	Office Rental	100.0%
Edificios Costeros (Dique II)	03/20/97	6,389	City of Buenos Aires	17,236	—		—	—	—	—	Office Rental	51.51%

Property (8)	Date of Acquisition	Leasable / Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding Principal Amount (in millions of Ps.)	Maturity Date	Balance due at maturity of last installment (in millions of Ps.)	Rate	Use	Occupancy rate (9)
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	19,552	—	—	—	—	—	Office Rental	89.72%
Edificio República	04/28/08	19,884	City of Buenos Aires	223,302	Mortgage	103.1	Apr-13	25,8	Annual nominal 12% over balances	Office Rental	63.71%
Works in progress Dique IV	12/2/97	11,298	City of Buenos Aires	67,619	—	—	—	—	—	Office Rental	89.22%
Avda. Madero 942	08/31/94	0	City of Buenos Aires	0	—	—	—	—	—	Office Rental	N/A
Avda. de Mayo 595	08/19/92	1,958	City of Buenos Aires	4,664	—	—	—	—	—	Office Rental	100.0%
Libertador 602	01/05/96	677	City of Buenos Aires	2,608	—	—	—	—	—	Office Rental	0.00%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	237	—	—	—	—	—	Office Rental	0.00%
Sarmiento 517	01/12/94	39	City of Buenos Aires	344	—	—	—	—	—	Office Rental	0.00%
Constitución 1111	06/16/94	312	City of Buenos Aires	929	—	—	—	—	—	Commercial Rental	0.00%

Property (8)	Date of Acquisition	Leasable / Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding Principal Amount (in millions of Ps.)	Maturity Date	Balance due at maturity of last installment (in millions of Ps.)	Rate	Use	Occupancy rate (9)
Della Paolera 265	08/27/07	14,873	City of Buenos Aires	157,219	—	—	—	—	—	Office Rental	100.00%
Museo Renault	12/06/07	1,275	City of Buenos Aires	4,854	—	—	—	—	—	Commercial Rental	100.00%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,495	—	—	—	—	—	Other Rentals	100.0%
Thames	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Other Rentals	100.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	5,173	—	—	—	—	—	Other Rentals	100.0%
Other properties (5)	N/A	N/A	City and Province of Buenos Aires	3,167	—	—	—	—	—	Other Rentals	N/A
Alto Palermo (3)	12/23/97	18,635	City of Buenos Aires	151,258	—	—	—	—	—	Shopping Center	99.6%
Abasto (3)	07/17/94	37,604	City of Buenos Aires	169,749	—	—	—	—	—	Shopping Center	100.00%
Alto Avellaneda (3)	12/23/97	37,289	City of Avellaneda	81,398	—	—	—	—	—	Shopping Center	95.90%
Paseo Alcorta (3)	06/06/97	14,385	City of Buenos Aires	72,628	—	—	—	—	—	Shopping Center	97.49%
Patio Bullrich (3)	10/01/98	11,741	City of Buenos Aires	95,261	—	—	—	—	—	Shopping Center	97.82%
Alto Noa (3)	03/29/95	18,871	City of Salta	22,642	—	—	—	—	—	Shopping Center	99.90%
Buenos Aires Design (3)	11/18/97	13,584	City of Buenos Aires	10,681	—	—	—	—	—	Shopping Center	99.65%
Alto Rosario (3)	11/09/04	28,649	City of Rosario	78,807	—	—	—	—	—	Shopping Center	96.98%
Mendoza Plaza Shopping (3)	12/02/04	40,548	City of Mendoza	84,026	—	—	—	—	—	Shopping Center	93.75%
Córdoba Shopping – Villa Cabrera (3)	12/31/06	15,543	City of Córdoba	68,109	Mortgage					Shopping Center	96.86%
Panamerican Mall (3)	12/01/06	49,731	City of Buenos Aires	567,279	—	—	—	—	—	Shopping Center (in construction)	100.0%
Proyecto Neuquén (3)	07/06/99	N/A	Province of Neuquén	12,190	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro	05/18/97	82,051	City of Buenos Aires	54,458	—	—	—	—	—	Land Reserves	N/A

Property (8)	Date of Acquisition	Leasable / Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding Principal Amount (in millions of Ps.)	Maturity Date	Balance due at maturity of last installment (in millions of Ps.)	Rate	Use	Occupancy rate (9)
Solares de Santa María	07/10/97	715,951	Province of Buenos Aires	140,261	—	—	—	—	—	Land Reserves	N/A
Pereiraola	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserves	N/A
Terreno Torres de Rosario (3)	04/30/99	31,000	City of Rosario	15,984	—	—	—	—	—	Land Reserves	N/A
Canteras Natal Crespo	07/27/05	4,300,000	Province of Córdoba	5,706	—	—	—	—	—	Land Reserves	N/A
Terreno Beruti (3)	06/24/08	3,207	City of Buenos Aires	52,794	Mortgage	17.1	Feb-10	17.1	Not accrues interest	Land Reserves	N/A
Patio Olmos (3)	09/25/07	5,147	City of Córdoba	32,949	—	—	—	—	—	Land Reserves	N/A
Other land reserves (4)	N/A	14,381,919	City and Province of Buenos Aires	82,212	—	—	—	—	—	Land Reserves	N/A
Residential Apartments, communities and others (6)	N/A	N/A	City and Province of Buenos Aires	209,789	—	—	—	—	—	Residential apartments, parking spaces, lots and others	N/A
Hotel Llao Llao	06/01/97	24,000	City of Bariloche	84,480	—	—	—	—	—	Hotel	32.70%
Hotel Intercontinental	11/01/97	37,600	City of Buenos Aires	56,341	—	—	—	—	—	Hotel	49.00%
Hotel Libertador	03/01/98	17,463	City of Buenos Aires	42,597	Mortgage	17.5	Mar-10	15.3	Libor 6M + 700 pb	Hotel	67.95%
Terrenos Bariloche	01/12/06	N/A	Province of Río Negro	21,900	Mortgage	4.5	Dec-09	0.3	Fixed rate 7%	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition or development, plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)	Includes the following land reserves: Pilar, Torre Jardín IV, Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, Terreno San Luis and Merlo (through IRSA), Terrenos Zetol and Terrenos Vista al Muelle (through Liveck) and Caballito, Coto Air Space, C. Gardel 3128/34, Zelaya 3102 and Conil (through Alto Palermo).
(5)	Includes the following properties: Abril and Alto Palermo Park.
(6)	Includes the following properties: Torres Jardín, Edificios Cruceros; San Martín de Tours, Rivadavia 2768, Swap receivables Terreno Caballito (Cyrsa and Koad) and Swap receivables Terreno Benavídez, Abril/Baldovinos through IRSA, Swap receivables Terreno Rosario, through APSA and Terrenos Caballito and Libertador 1703 and 1755 (Horizons) through CYRSA.
(7)	As security for compliance with the construction of the future building to be built in a plot of land located in Vicente López, Province of Buenos Aires and transfer of the future units, the property located at Suipacha 652 was mortgaged.
(8)	All assets are owned by IRSA or through any subsidiary of IRSA.
(9)	Percentage of occupation of each property as of 09/30/09. The land reserves are assets that the company remains in the portfolio for future development.

Insurance

IRSA carries insurance policies with insurance companies that it considers to be financially sound. IRSA purchases multiple peril insurance for the shopping centers covering fire and negligence liability, electrical or water damages, theft and business interruption. IRSA has submitted a limited number of claim reports under the shopping center insurance, including a claim for a reported loss caused by fire in Alto Avellaneda Shopping on March 5, 2006 and, as of this date IRSA has been able to recover substantially all such claims from the insurance companies.

In our Development and Sale of Properties segment, IRSA only maintains insurance when it retains ownership of the land under development or when IRSA develops the property itself. The liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion,. Such insurance policies contain specifications, limits and deductibles which we believe are customary. IRSA maintains insurance policies for the properties after the end of construction only if it retains ownership, primarily in the Offices and Other Properties segment.

IRSA carries insurance for directors and officers covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. IRSA does not provide life or disability insurance for its employees as benefits. IRSA believes its insurance policies are adequate to protect it against the risks for which it is covered. Nevertheless, no assurances can be given that the insurance amount purchased by IRSA will be enough to protect itself from significant losses. See “Risk Factors—Risks Related to IRSA’s Business.” Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies as of June 30, 2009:

Subsidiaries	Effective Ownership and Voting Power Percentage		Property/Activity
Inversiones Ganaderas S.A.	99.99%		This company owns two farms located in the Province of Catamarca: “Tali Sumaj” and “El Recreo”.

Agropecuaria Anta S.A. (f/k/a Agropecuaria Cervera S.A.)	99.99	%(1)	This company has the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project in various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities.

Cactus Argentina S.A.	48.00	%(4)	This company represents our strategic alliance with Cactus Feeders Inc. and Tyson Foods Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%		An agriculture, dairy and beef cattle company which owns two farms (“Las Playas” and “San Nicolás”) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,434 beef cattle head.

Futuros y Opciones.Com S.A.	66.20%		A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	55.64	%(3)	It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	19.14%		BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

Exportaciones Agroindustriales Argentinas S.A.	48.00	%(5)	EAASA a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Agrology S.A.	99.99	%(1)	Agrology S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Argentina or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

FyO Trading S.A.	67.43	%(2)	FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

(1)	Includes Inversiones Ganaderas S.A.’s interest.
(2)	Includes Futuros y Opciones.Com S.A.’s interest.
(3)	Includes the interest in Agrology S.A.
(4)	Includes the interest in Helmir S.A.
(5)	Includes the interest in Cactus Argentina S.A.

The following is IRSA’s organizational chart and its principal subsidiaries as of June 30, 2009:

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2009, we owned, together with our subsidiaries, 25 farms, which have a total surface area of 482,246 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

Owned Farms as of June 30, 2009

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary current use	Net Carrying value (Ps. Millions)(1)	Encumbrances (Ps. millions)
1	La Adela	Buenos Aires	Argentina	1,054	Original	Crops	9.5	—
2	La Juanita	Buenos Aires	Argentina	4,302	Jan-96	Crops/Milk	18.2	—
3	El Invierno	La Pampa	Argentina	1,946	Jun-05	Crops	9.2	—
4	El Tigre	La Pampa	Argentina	8,365	Apr-03	Crops/Milk	35.0	—
5	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Crops/Beef Cattle	48.7	Mortgage 6.6	(6)
6/7	Santa Bárbara/ La Gramilla	San Luis	Argentina	7,052	Nov-97	Crops under irrigation	18.5	—
8	Cactus Argentina S.A. (2)	San Luis	Argentina	82	Dec-97	Feed lot	1.7	—
9/10	Las Playas/San Nicolás (3)	Córdoba / Santa Fe	Argentina	2,965	May-97	Crops/Milk/Beef Cattle	12.9	—
11	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Crops/Beef Cattle	11.2	—
12	Las Vertientes	Córdoba	Argentina	4	—	Silo	0.6	—
13	La Suiza	Chaco	Argentina	41,993	Jun-98	Beef Cattle	31.7	—
14/15	8 de Julio/ Carmen	Santa Cruz	Argentina	100,911	May-07/Sep-08	Sheep Production	10.6	—
16/17	Tali Sumaj/El Recreo (4)	Catamarca	Argentina	25,095	May-95	Beef Cattle/ Natural Woodlands	5.8	—
18	Los Pozos	Salta	Argentina	240,858	May-95	Beef Cattle/Crops/Natural Woodlands	63.3	—
19	La Esperanza	La Pampa	Argentina	980	Mar-08	Crops	4.3	—
20	Puertas de Luján	Buenos Aires	Argentina	115	Dec-08	Other	10.7	—
21/22/23/24	Las Londras/San Cayetano/San Rafael/La Fon Fon	Santa Cruz	Bolivia	12,166	Nov-08/Jan-09	Crops	102.7	Mortgage 57.0
25	Jerovia (5)	Boquerón	Paraguay	20,966	Feb-09	Natural Woodlands	19.9	—

	Subtotal			484,246			414.5

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 48.00% interest in Cactus Argentina S.A.
(3)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(4)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(5)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca S.A through Agrology S.A.
(6)	As of the date of presentation of this Annual Report, the mortgage is already cancelled.

Overview of Real Estate Properties

For information about our Real Estate Properties, please see “Item 4.B Business Overwiew- Real Estate Business-Office and Other Non Shopping Center Rental Properties-Properties”.

Insurance

Agricultural Business

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

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured in Thousand of Pesos	Book value in Thousand of Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	104,610	40,305
Vehicles	Theft, fire and civil and third parties liability	4,499	1,745

Real Estate Business

For information about Real Estate insurences, please see “Item 4.B Business Overview Real Estate Business-Office and other non shopping center rental properties-Insurance.”

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating financial review and prospects

A. CONSOLIDATED OPERATING RESULTS

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 “Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us and the opportunities and challenges as a result of the global economic crisis, and risks on which we are focused.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2009, 2008 and 2007 relate to the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

During the fiscal year ended June 30, 2009, we acquired directly or indirectly 78,181,444 additional shares of IRSA. Our equity interest in IRSA is 55.64% as of June 30, 2009. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008. Our consolidating financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

For a discussion of results of operations of IRSA and to assist in understanding changes in the real estate business, please see ”Item 5 Operating and Financial review and prospects” in IRSA’s Annual Report on Form 20-F for the year ended June 30, 2009 which is publicly available on the SEC’s website (sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2009 compared to June 30, 2008, and June 30, 2008 compared to June 30, 2007, and is not comparable to our consolidated results as we only consolidated IRSA for nine months from and including October 1, 2008. In addition, IRSA’s discussion and analysis does not reflect purchase accounting adjustments applied by us.

The management’s discussion and analysis (“MD&A”) of IRSA included in IRSA’s 20-F for the year ended June 30, 2009 is referred only on a supplemental basis only.

The MD&A of IRSA is for the full annual periods ended June 30, 2009 compared to June 30, 2008 and June 30, 2008 compared to June 30, 2007 and is not comparable to our consolidated results as we only consolidated IRSA for 9 months as from October 1, 2008. In addition, IRSA MD&A does not reflect purchase accounting adjustments applied by us.

We maintain our financial books and records in Pesos. Except as mentioned in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 30 to our Audited Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

In order to comply with the regulations of the Argentine Securities Commission, we discontinued adjustment for inflation as of March 1, 2003 and we recognize deferred tax assets and liabilities on a non-discounted basis. These accounting practices differ from the Argentine GAAP. However, we consider that those departures have not had a significant impact on our financial statements.

Effects of the devaluation and the economic crisis

Most of our assets are located in Argentina, where our operations are performed. Therefore, our financial position and the results of our operations are strongly dependent on the economic conditions prevailing in Argentina. Due to the four-year recession ended in the second quarter of 2002, the Argentine economy suffered a material deterioration. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

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

Various sectors of the Argentine economy were severely affected by the changes in the foreign exchange regime and the regulatory framework. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the second half of 2002, Argentina’s overall GDP contracted 10.9% for the full year, receding to 1993 values, investment decreased and inflation increased sharply. The main impact of the crisis was the tremendous social hardship. Unemployment rose from 12.9% to 19.7% between 1998 and 2002, real wages declined 24% in 2002, and the poverty index increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, Argentina’s political environment was reorganized when Nestor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes.

Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Argentine Central Bank’s survey of independent forecasting firms. In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms.

During 2008, the global economy deteriorated significantly as a consequence of the subprime mortgage crisis. Therefore, Argentina faced a global economic slow-down and reduction in activity levels that may impair economic growth. During the first half of 2009, signs of recovery have been observed, such as increases in the level of activity of certain advanced economies. Argentina can continue to generate positive export balances through the export of primary commodities and industrial manufactures.

Inflation remained relatively low in 2004 although it almost doubled from 2003, and it stood at 12.3% during 2005, 9.8% during 2006, 8,5% during 2007, 7.2% during 2008 and 2.2% during the first half of 2009.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 7.8% in the first ten months of 2009,and the consumer price index increased 5.8% in the first ten months of 2009.

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

Factors Affecting Comparability

We describe below certain factors affecting the comparability of our results of operations from period to period. These factors are based upon currently available information and do not represent all of the factors that are relevant to an understanding of our current and future results of operations. For ease of presentation we divided these factors into factors affecting comparability within our agricultural business and real estate business respectively.

In addition, our results of operations for the year ended June 30, 2009 are affected by the consolidation of the results of operations of IRSA as from October 1, 2008. Prior to October 1, 2008, our investment in IRSA was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2008 are not fully comparable to the results of operations for the year ended June 30, 2008 in regards to the real estate business.

Agricultural Business

Purchase and Sales of Farmlands

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As a part of this strategy, from time to time we purchase and sell farmlands. The acquisition or disposition of farmlands in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

Like any other agribusiness company, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, climate conditions in Bolivia allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. Therefore, there may be significant variations in results from one quarter to the other.

Real Estate Business

Results on equity investees

We through IRSA currently own 24.01% of Banco Hipotecario (this figure does not consider the effect of Banco Hipotecario’s treasury shares held in its portfolio), Argentina is the leading mortgage lender and provider of mortgage-related insurance and mortgage loan services in Argentina. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For fiscal years ended June 30, 2007, 2008 and 2009, our investment in Banco Hipotecario generated a gain of Ps.41.4 million, a loss of Ps.12.4 million and a gain of Ps.142.2 million, respectively. The income and losses recorded by the real estate business as a result of this shareholding interest in fiscal years 2007, 2008 and 2009 represented 38.6%, (22.6%) and 89.6%, respectively, of the consolidated net income derived from the real estate business for such years, but we cannot assure that the investment in Banco Hipotecario will generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. The historical revenues from the real estate business have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of its operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies

In connection with the preparation of our Consolidated Financial Statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ significantly from those estimated under different variables, assumptions or conditions. We have described each of the following critical accounting policies in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•	recognition of revenues;

•	investments in certificates of participation (“CPs”)

•	investments in affiliates and business combinations;

•	useful lives of real estate assets;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	intangible assets – concession rights;

•	debt restructuring;

•	derivative instruments;

•	deferred income tax; and

•	minimum presumed income tax (“MPIT”).

Recognition of Revenues

Agricultural Business

We derive our revenues primarily from (i) the production and sale of crops, beef cattle and milk, (ii) cattle feed lot operations, (iii) leasing of our farmlands to third parties, (iv)commodity brokerage activities, and (v) sale of farmlands.

Through the consolidation of our financial statements with IRSA’s we primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from hotel operations.

This section reflects our revenue recognition policies and those of the subsidiaries controlled by and subject to common control with us, except for those relating to the real estate business, which are included under “Critical Accounting Policies”.

Production. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales. We recognize revenue on sales of crops, beef cattle and milk when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured.

From time to time we sell properties in order to benefit from real estate appreciation opportunities. We record sales of farmlands under the applicable method of accounting and do not recognize such sales until (i) the sale is consummated, (a sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (adequacy is measured by its financial capacity and its structure compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Real Estate Business

We primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from hotel operations. This section reflects our revenue recognition policies and those of the subsidiaries controlled by and subject to common control with us.

Development and sale of properties. We record revenue from the sale of properties when all of the following criteria are met:

(a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed);

(b) we determine that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property);

(c) our receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and

(d) we have transferred to the buyer the risk and rewards of ownership and does not have a continuing involvement in the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other non-shopping center rental properties. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases.

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. We recognize administration fees monthly when earned. In addition to rent, we generally charge tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Consumer financing. We derive revenues from consumer financing transactions with credit cards which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotel operations. We recognize revenues from occupation of rooms, catering, and restaurant services as earned at the close of each business day.

Investments in Certificates of participation (“CPs”)

APSA enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of APSA, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust.

CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their estimated recoverable value and classified as investments.

We believe that this accounting policy is a “critical accounting policy” because fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding prepayments, discount rates, estimates of future cash flows and future expected loss experience. Changes in these assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, APSA’s fair values should not be compared to those of other companies.

Investments in affiliates and business combinations

We use the equity method of accounting for investments in related companies in which we have significant influence (including BrasilAgro and IRSA –as regards the latter, for the fiscal years ended June 30, 2008 and 2007). IRSA’s critical accounting policies as of such dates include provisions on allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income taxes and tax assets.

As of June 30, 2009, investments in subsidiaries and affiliates amounted to Ps.828.2 million, representing 13.9% of our total consolidated assets.

BrasilAgro

As of June 30, 2009, we owned 19.14% of BrasilAgro and had the ability to exercise significant influence over this company.

We value our investment in BrasilAgro under the equity method of accounting because of: (a) our capacity to affect the operational and financial decisions due to the fact that (i) in accordance with BrasilAgro’s by-laws, we are entitled to appoint three of BrasilAgro’s nine directors (including the chairman of its board of directors every other two years), (ii) three directors are designated by BrasilAgro’s other shareholders and (iii) the remaining three are independent directors appointed jointly by all shareholders, and (b) our rights under the shareholders’ agreement among us, Tarpon Agro LLc, and Tarpon Investimentos S.A., who were holders of an aggregate 16.4% interest in the stock capital and voting shares of BrasilAgro as of June 30, 2009. Under the terms of this shareholders’ agreement, the signatories have agreed to vote together at shareholders’ meetings with respect to matters related to proposals to change directors’ and administrators’ fees, increases of capital stock and declaration of dividends, among other issues. During fiscal year 2009, we acquired 2,776,000 shares issued by BrasilAgro in the market. As a result of this acquisition, we owned a 19.14% interest in BrasilAgro as of June 30, 2009.

Acquisition of equity investees

Significant acquisitions of companies were recorded in line with the “acquisition method” set forth in Technical Resolution (RT) No. 18. All assets and liabilities acquired from independent third parties were adjusted to show their fair value. We identify the assets and liabilities acquired, including intangible assets such as: lease contracts acquired for values higher or lower than market value; costs incurred in entering into current lease contracts (the latter being the market cost that we avoid paying for acquiring lease contracts in operation), the value of brands acquired, the value of deposits associated with the investment in Banco Hipotecario, and the intangible value of relationships with customers.

The process of identification and the related determination of fair values requires complex judgments and significant estimates.

We use the information contained in valuations estimated by independent appraisers as the primary basis for assigning the price paid to the land, buildings, shopping centers, inventories, and hotels from the companies acquired. The amounts assigned to all the other assets and liabilities are based on independent valuations or on our own analysis of comparable assets and liabilities. The fair value of tangible assets acquired considers the property value as if it were unfurnished.

Under the terms of RT No. 21, if the value of the tangible and intangible assets and liabilities identified exceeds the price paid, the intangible assets acquired are not recognized as they would give rise to an increase in negative goodwill at the time of acquisition. Moreover, as concerns the negative goodwill generated, the portion related to expected future expenses or losses of the acquired companies will be recognized in the results of the same periods in which such expenses or losses occur or are allocated. The portion not related to expected future expenses or losses of the acquired companies will be treated as follows: (i) the amount that does not exceed the interest of the investor company over the fair values of identifiable non-monetary assets of the purchased companies will be recognized in income systematically over a term equal to the weighted average of the remaining useful life of the identifiable assets of the purchased companies that are subject to depreciation; (ii) the amount that exceeds the fair values of identifiable non-monetary assets of the purchased companies will be recognized in income at the moment of purchase.

If the price paid exceeds the fair value of tangible and intangible assets and liabilities identified, the excess is considered as goodwill.

Moreover, upon defining the useful live of the goodwill the following factors have been considered: (i) the nature and foreseeable life of the acquired businesses; (ii) the stability and foreseeable life of the relevant industry segment; (iii) the effects caused on the acquired business by the obsolescence of products, changes in demand and other economic factors; (iv) the feasibility of maintaining the level of disbursements necessary for obtaining the future economic benefits from the acquired business; and (v) the period of control over the acquired business and the legal or contractual provisions affecting its useful life.

Based on these factors, the Company has estimated that it is not possible to determine a specific useful life for the most significant goodwill generated by the application of the “acquisition method” set forth in RT No. 18, and therefore it has determined that they have an indefinite useful life.

In accordance with the provisions of RT No. 18, if the Company determines that any goodwill has an indefinite useful life, it shall not compute its depreciation and shall compare it against its recoverable value at the closing of each fiscal year to verify whether its value has been impaired, charging impairment losses to the income for the fiscal year in which they were determined.

Useful lives of real estate assets

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on our net income. If we would lengthen or shorten the expected useful life of a particular asset, it would be depreciated over more or less years and result in less or more depreciation expense and higher or lower net income.

Provisions for allowances and contingencies

We provide for losses relating to mortgage and accounts receivable. The allowance for losses is based on the management’s assessment of various factors, including the customers’ credit risk, historical trends and other information. Although our management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used at the time of the determination. Our management has considered all events and/or transactions subject to reasonable and standard estimation procedures. The consolidated financial statements reflect these considerations.

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have material effect on our future results of operations and financial condition or liquidity.

We believe that this accounting policy is a “critical accounting policy” because if the future conditions were materially different from the assumptions used to make the assessments, it might cause a material effect on our consolidated financial statements.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows from the asset may be separately identified and are lower than their carrying value. In such case, a loss would be recognized based on the amount that the carrying value exceeds the long lived asset’s market value. We determine market value principally by using valuations made by independent valuation experts.

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

Agricultural Business

We believe that the accounting policy concerning the impairment of long-lived assets is a critical accounting policy, because considerable judgment is necessary to determine the fair value of farms. Although farms are non-depreciable assets, in determining these values we consider: (i) their geographical location and climate; (ii) the conditions and features of the soil; (iii) the kind and quality of any improvements made; and (iv) their exploitation and return potential.

Real Estate Business

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•

it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices, which requires significant adjustments because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so; and

•

the impact that recognizing an impairment would have on assets reported on IRSA’s balance sheet as well as on the results of its operations could be material. Independent evaluations of the future sales prices and future vacancy rates require considerable judgments because actual sales prices and occupancy rates have fluctuated in the past and are expected to continue fluctuating in the future.

As of June 30, 2002, IRSA had revised its assets in all segments to detect impairments resulting from the continued deterioration of the Argentine economy. Therefore, as of June 30, 2002, IRSA had recognized an impairment of Ps.140.6 million. During fiscal years 2003, 2005 and 2008 IRSA recognized impairment losses for a total of Ps.14.0 million, Ps.0.2 million and Ps.0.03 million, respectively. As a result of the increase in the market values of assets for which IRSA had recognized impairment losses, during the fiscal years ended June 30, 2003, 2004, 2005, 2006, 2007, 2008 and 2009 IRSA partially reversed impairment losses, and recognized gains for Ps.25.4 million, Ps.63.0 million, Ps.28.2 million, Ps.12.6 million, Ps.2.6 million, Ps.2.7 million and Ps.1.1 million, respectively.

The fair market value of IRSA’s office and rental properties was determined following the rent value method, taking into consideration each property’s current cash flow, its vacancy amounts and tax impact, and the cash flow was projected for the remaining useful live of each property considering a lease growth rate ranging from 6% to 8% per annum and a projected stable vacancy of 5%. In addition, comparability with other properties in the market and its historic vacancy rates were considered. The price per square meter of IRSA’s properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates continue to be extremely low, with rates of 2% over the stock. Moreover, IRSA currently believes that a significant amount of new office space, comparable to its existing buildings, is not likely to become available in the City of Buenos Aires during the next two or three fiscal years. All discounted cash flow exercises were made considering the impact of depreciation and income tax, i.e., net of taxes. For buildings IRSA considers to be Class A (those having the best location and condition) the average price per square meter used was between Ps.83 and Ps.135 per square meter per month, while for buildings IRSA considers to be Class A/B (having very good location and/or condition) the average price was between Ps.55 and Ps.72 per square meter per month, and for buildings IRSA considers Class B/C (those having good location and/or condition) it was Ps.37 per square meter per month.

With respect to IRSA’s Hotel Operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel’s cash flow over its remaining useful life and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. IRSA believes that tourism activities and related industries in Argentina have increased at a lower rate than in past years, by 8% to 12% over the last 12 months, above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency. Seasonal or exceptional issues that adversely impacted on the result of hotel occupancy rates for the last year were not considered in the analyses.

Shopping centers were valued according to the rent value method. IRSA calculates discount rates considering each property’s location, its comparability with other properties in the market, its historic rental income, vacancy rates and cash flow. The average discount rates IRSA used ranged between 14.5% and 16.5%, the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration a permanent vacancy rate of 5%. As in the case of offices, cash flows of results after income taxes and depreciation were considered, analyzing the periods for the remaining useful life of each asset.

IRSA uses the open market method for determining the fair market value of its land reserves and inventories. IRSA estimates the value of each site by taking into consideration the value of the property according to its surface area and location and its construction potential, as well as the availability of inventory.

Intangible assets – concession rights

We recorded the concession from the Province of Salta, in northern Argentina, received upon our acquisition of Agropecuaria Anta S.A. (“Agropecuaria Anta”) as an amortizable intangible asset at its fair value. Concession rights are amortized over the life of the concession, which was set at 35 years, with an option to extend it for an additional 29-year period. Amortization began at the time of the start-up of operations, which occurred during the fiscal year ended June 30, 2008.

This intangible asset will be tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on future undiscounted cash flows, an impairment loss will be recognized. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its future discounted cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their remaining useful lives. The determination of the fair value requires significant management judgment including estimating future production and sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for production and sales volumes, selling prices and costs are also tested.

Debt restructuring

Extension of the APSA’s Convertible Notes’ maturity date.

On August 20, 2002, APSA issued an aggregate amount of US$50.0 million of uncollateralized convertible notes in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares (at a conversion rate that consists in the higher of the result of dividing APSA shares’ par value (Ps.0.1) by the exchange rate and US$0.0324) and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Alto Palermo’s Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP requires that an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

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

We believe that the accounting policy related to the extension of Alto Palermo’s Convertible Notes’ maturity date is a “critical accounting policy” because it required its management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as a result the impact on the fair market value of our debt instruments could be material. Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the original Convertible Notes were not considered to have been extinguished.

Derivative instruments

We record all derivative instruments as assets or liabilities on our balance sheet at fair value. We record changes in the fair value of derivatives in the statement of income.

Deferred income tax

We record income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. “Technical Resolution No. 17” requires companies to record an impairment allowance for that component of net deferred tax assets which is not recoverable. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

At year-end there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the sale and replacement of fixed assets. Our Management has made estimates that allow us to recognize this deferred tax.

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

Minimum presumed income tax (“MPIT”)

We calculate the minimum presumed income tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements the income tax. Our tax obligation each year will coincide with the highest amount due under either of these two taxes. However, if the minimum presumed income tax provision exceeds income tax in a given year, the amount in excess of income tax can be offset against income tax arising in any of the following ten years.

We have recognized the minimum presumed income tax provision paid in previous years as a credit as we estimate that it will offset future years’ income tax.

We believe that the accounting policy relating to the minimum presumed income tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	Effect of U.S. GAAP adjustments on equity investees;

•	Valuation of inventories;

•	Deferred income tax;

•	Elimination of gain on acquisition of minority interest;

•	Available-for-sale securities;

•	Accounting for convertible notes;

•	Effect of U.S. GAAP adjustments on management fee;

•	Reversal of gain recognized for assets held for sale;

•	Accounting for Warrants;

•	Accounting for uncertainty in income taxes;

•	Depreciation of fixed assets;

•	Pre-operating and organization expenses;

•	Mortgage payable with no stated interest rate;

•	Accounting for IRSA step acquisition;

•	Securitization accounting;

•	Present-value accounting;

•	Reversal of previously recognized impairment losses;

•	Accounting for real estate barter transactions;

•	Reversal of the gain from valuation of real estate inventories at net realizable value;

•	Appraisal revaluation of fixed assets;

•	Software developed or obtained for internal use

•	Reversal of capitalized foreign exchange differences;

•	Debtor’s accounting for a modification of APSA convertible debt instruments;

•	Revenue recognition – deferred commissions;

•	Revenue recognition – scheduled rent increase;

•	Deferred revenues – insurance & fees;

•	Minority interest;

•	Amortization of fees related to Series II of APSA Non Convertible Notes;

•	Derecognition of put option; and

•	Accounting for the sale of subsidiary’s assets

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 30 to our audited consolidated financial statements included else where in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2009, 2008 and 2007 was approximately Ps.124.6 million, Ps.22.9 million and Ps.49.4 million, respectively, compared to approximately Ps.116.6 million, Ps.16.4 million and Ps.49.3 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2009 and 2008, was Ps.1,812.9 million and Ps.1,762.3 million, respectively, compared to Ps.1,535.3 million and Ps.1,515.6 million, respectively, under U.S. GAAP.

Segment Information

We are required to disclose segment information in accordance with RT No. 18. RT No. 18 establishes standards for reporting information about operating segments in our Annual Consolidated Financial Statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the board of directors, which is in charge of adopting operating decisions on how to allocate resources and assets. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

During the fiscal year ended June 30, 2009, we acquired directly or indirectly 78,181,444 additional shares of IRSA. Our equity interest in IRSA is 55.64% as of June 30, 2009. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

As a result of the consolidation, for the year ended June 30, 2009, we review the consolidated results of operations divided into two main businesses: Agricultural and Real Estate businesses. These businesses are further segmented as described below. Comparative information has not been restated due to this change in consolidation.

For the year ended June 30, 2009, we also introduced certain changes to the way we regularly evaluate businesses’ performance and accordingly applied those changes retroactively for comparative purposes, as applicable. Those changes were as follows:

•

During the fiscal year ended June 30, 2009, we started operations in international markets other than Brazil, i.e. Bolivia and Paraguay, mainly dedicated to crop activities within the Agricultural Business. Accordingly, the business segment Crops is further divided between Local (Argentina) and International (Bolivia and Paraguay) operations. This change has not affected prior year information;

•

Our international operations for the years ended June 30, 2008 and 2007 were solely concentrated in Brazil through our equity interest of 14.39% in BrasilAgro which were reviewed as part of the Non-Operating segment. Our Brazilian operations are still conducted through our increased 19.14% equity interest in BrasilAgro for the year ended June 30, 2009;

•

One of the cornerstones of our agricultural business is the acquisition, transformation and ultimate sale of farmland. The transformation of farmland is accomplished through the various activities performed in each of our business segments within the agricultural operations. From time to time we sell properties to profit from land value appreciation and which, in the judgment of management, are surplus to our primary operations. For the year ended June 30, 2009, we started reviewing this information as a separate business segment within the agricultural business. This change has been applied retroactively to all years presented;

•

We also changed the way the performance of the agricultural business segments is evaluated. As from the year ended June 30, 2009, we include administrative expenses affecting segment gains or losses. This change has been applied retroactively to all years presented.

Following is a description of the main segments within our Agricultural and Real Estate businesses.

Agricultural Business

Our agricultural operations are conducted through seven business segments organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products. Our agricultural operations are subject to various risks, including but not limited to market prices for commodities, weather conditions and environmental concerns. One of our cornerstones is the transformation of farmland through our agricultural activities. Ultimately we may sell farmland to profit from land value appreciation opportunities and which, in the judgment of management, are surplus to our primary operations. Gains on the sale of farmland properties are presented in “Sales of farmlands” in the consolidated statement of income.

For all the years discussed our principal operations were located in Argentina, our country of domicile. For the years ended June 30, 2008 and 2007, our international operations were concentrated in Brazil through our equity investment in BrasilAgro. For the year ended June 30, 2009, we continued our business in Brazil while we expanded our international operations to Bolivia and Paraguay.

Our business segments within the agricultural business are as follows:

•	The Crops Segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers;

•	The Beef Cattle Segment consists of the raising and fattening of beef cattle from our own cattle stock and the purchase and fattening of beef cattle for sale to meat processors;

•	The Milk Segment consists of the production of milk for sale to dairy companies;

•	The Feed Lot Segment includes the cattle feeding operation. See below for changes in presentation within this segment across the years presented.

•	Others Segment consists of services and leasing of farmlands to third parties and brokerage activities.

•	Sales of Farmlands Segment consists of gains from the sale of farmland to profit from land value appreciation opportunities as part of the land transformation objectives;

•	Non-Operating Segment includes gains or losses from equity investees (excluding gain or loss from Cactus) and depreciation for corporate assets.

Through December 31, 2006, the Feed Lot Segment included the proportionate share of the cattle feedlot operations through our joint venture in Cactus. The performance of the Feed Lot Segment was evaluated based on gross profit less selling expenses plus unrealized gains or losses on inventories. As from January 1, 2007, our equity interest in Cactus decreased to 24% and was deconsolidated. Thus, gains or losses from the Feed Lot Segment operations were shown as gains or losses from equity investees for the years ended June 30, 2009, 2008 and 2007. However, the gains or losses from Cactus, as an equity investee, were included within the Feed Lot Segment and evaluated separately from the other gains or losses from equity investees included in the Non-Operating Segment.

On June 30, 2009, we increased our equity interest in Cactus to 48%. The results of operations for the year ended June 30, 2009 were evaluated as indicated above.

We evaluate the performance of our agricultural business segments based on gross income from agricultural production plus gross income from sales - including sales of products and farmland- less selling and administrative expenses plus unrealized gains or losses on inventories. The column titled “Sub-Total Agricultural Business” represents the addition of the segment gains or losses from the Crops (Domestic and International, as applicable), Beef Cattle, Milk, Feedlot (as applicable), Others and Sales of Farmlands Segments. Excluded from total segment gains or losses are the gains or losses from the other equity investees included in the Non-Operating Segment.

Accounting policies of the reportable segments within the agricultural business are the same as those described in the summary of significant accounting policies to our Consolidated Financial Statements. Intercompany transactions between segments, if any, are eliminated.

Real Estate Business

Our real estate operations are conducted through our subsidiary IRSA. The real estate business is further segmented as follows:

•	Development and Sale of Properties: this segment includes the operating results of the construction and ultimate sale of residential buildings business.

•

Office and Other Non-Shopping Center Rental Properties: this segment includes the operating results of the lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping Centers: this segment includes the operating results of the shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing: this segment includes the origination of loans and credit card receivables and related securitization programs.

•	Hotel Operations: this segment includes the operating results of hotels principally comprised of room, catering and restaurant revenues.

•

Financial Operations and Others: this segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. This segment also includes the gains or losses on the equity investees.

For all years presented the principal operations of our real estate business were located in Argentina, the country of domicile of IRSA. In 2009, IRSA acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC, constituing a real estate operation outside of Argentina. The results of operations of this investment were evaluated as part of the Financial Operations and Others Segment.

We evaluate the performance of our real estate business segments based on gross income from sales – real estate business plus gains from recognition of inventories at net realizable value, gains from operations and holding of real estate assets and gains/losses from retained interests in securitized receivables less selling and administrative expenses. The column titled “Sub-Total Real Estate Business” represents the addition of the segment gains or losses from the Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotel Operations and Financial Operations and Others.

Accounting policies of the reportable segments within the real estate business are the same as those described in the summary of significant accounting policies our Consolidated Financial Statements. Intercompany transactions between segments, if any, are eliminated.

Financial information for each segment follows:

Year ended June 30, 2009:

Statement of income data

	Agricultural Business
	Crops				Beef Cattle		Milk		Feed lot		Others		Sales of Farmlands		Non Operating (i)		Subtotal Agricultural business
	Local		International
Agricultural production income	Ps.	118,582	Ps.	15,597	Ps.	18,120		Ps. 20,213	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		(159,109)		(16,807)		(16,241)		(18,286)		—		—		—		—		(210,443)

Gross (loss) income from agricultural production		(40,527)		(1,210)		1,879		1,927		—		—		—		—		(37,931)

Sales (iii)		147,680		16,783		17,646		19,270		—		36,045		1,959		—		239,383
Cost of sales (iv)		(130,054)		(14,915)		(16,237)		(19,316)		—		(24,210)		(94)		—		(204,826)

Gross income from sales		17,626		1,868		1,409		(46)		—		11,835		1,865		—		34,557

(Loss) Gross profit		(22,901)		658		3,288		1,881		—		11,835		1,865		—		(3,374)

Selling expenses		(18,676)		(2,406)		(1,323)		(328)		—		(2,474)		—		—		(25,207)
Administrative expenses		(16,938)		(3,018)		(9,036)		(1,620)		—		(1,349)		(140)		—		(32,101)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Unrealized (loss) / gain on inventories		(691)		(183)		(860)		—		—		398		—		—		(1,336)
Net (loss) in credit card trust Tarshop		—		—		—		—		—		—		—		—		—
(Loss) gain on equity investees		—		—		—		—		(2,780)		—		—		(38,216)		(2,780)
Segment (loss) gain		(59,206)		(4,949)		(7,931)		(67)		(2,780)		8,410		1,725		—		(64,798)

Operating Margin (ii)		(22.2%)		(15.3%)		(22.2%)		(0.2%)		—		23.3%		88.1%		—		(15.7%)

Depreciation		(3,799)		(105)		(1,408)		(615)		—		(1,066)		—		(835)		(7,828)
Balance Sheet Data
Assets	Ps.	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	22,982	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps.	1,103,031

	Real Estate Business
	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total

Agricultural production income	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		—		—		—		—		—		—		—		(210,443)

Gross (loss) income from agricultural production		—		—		—		—		—		—		—		(37,931)

Sales (iii)		278,107		127,339		305,127		116,672		188,035		—		1,015,280		1,254,663
Cost of sales (iv)		(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)

Gross income from sales		107,578		101,407		218,030		42,432		109,910		—		579,357		613,914

(Loss) Gross profit		107,578		101,407		218,030		42,432		109,910		—		579,357		575,983

Selling expenses		(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		—		(187,275)		(212,482)
Administrative expenses		(16,804)		(26,221)		(32,946)		(26,931)		339		—		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value		9,237		—		—		—		—		—		9,237		9,237
Unrealized (loss) / gain on inventories		(145)		1,073		—		—		—		—		928		(408)
Net (loss) in credit card trust Tarshop		—		—		—		—		(22,263)		—		(22,263)		(22,263)
(Loss) gain on equity investees		1,833		—		30		—		—		88,327		90,190		87,410
Segment (loss) gain		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813

Operating Margin (ii)		36.0%		52.1%		52.8%		3.0%		(27.4%)		—		36.2%		21.2%

Depreciation		(643)		(25,772)		(66,481)		(14,082)		(5,133)		—		(112,111)		(119,939)
Balance Sheet Data
Assets	Ps.	540,358	Ps.	1, 036, 959	Ps.	1,915,268	Ps.	232, 848	Ps.	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056

(i)	Not included in the segment gain.
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Year ended June 30, 2008:

Statement of income data

	Agricultural Business
	Crops		Beef Cattle		Milk		Feed lot		Others		Sales of Farmlands		Non Operating (i)		Total
Production income	Ps.	117,474	Ps.	23,927	Ps.	18,420	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	159,821
Cost of production		(82,151)		(19,316)		(14,283)		—		—		—		—		(115,750)

Gross income from agricultural production		35,323		4,611		4,137		—		—		—		—		44,071

Sales (iii)		86,870		32,432		17,493		—		25,786		23,020		—		185,601
Cost of sales (iv)		(75,949)		(30,038)		(17,630)		—		(17,379)		(3,006)		—		(144,002)

Gross income (loss) from sales		10,921		2,394		(137)		—		8,407		20,014		—		41,599

Gross profit		46,244		7,005		4,000		—		8,407		20,014		—		85,670

Selling expenses		(11,241)		(1,379)		(163)		—		(1,714)		—		—		(14,497)
Administrative expenses		(10,913)		(11,425)		(1,696)		—		(2,070)		—		—		(26,104)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		886		—		886
Unrealized (loss) / gain on inventories		(11,624)		8,535				—		746		—		—		(2,343)
(Loss) gain on equity investees		—		—		—		(474)		—		—		38,891		38,417
Segment gain (loss)		12,466		2,736		2,141		(474)		5,369		20,900		—		43,138

Operating Margin (ii)		6.1%		4.9%		6.0%		—		20.8%		90.8%		—		12.5%

Depreciation		(3,421)		(1,246)		(165)		—		(1,025)		—		(617)		(6,474)
Balance Sheet Data
Assets	Ps.	299,705	Ps.	165,191	Ps.	37,321	Ps.	10,995	Ps.	13,876	Ps.	—	Ps.	1,542,672	Ps.	2,069,760

(i)	Not included in the segment gain.
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Year ended June 30, 2007:

Statement of income data

	Agricultural Business
	Crops		Beef Cattle		Milk		Feed lot		Others		Sales of Farmlands		Non Operating (i)		Total
Production income	Ps.	72,426	Ps.	19,463	Ps.	10,911	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	102,800
Cost of production		(51,538)		(15,050)		(8,477)		—		—		—		—		(75,065)

Gross income from agricultural production		20,888		4,413		2,434		—		—		—		—		27,735

Sales (iii)		53,401		31,967		9,731		3,102		12,116		29,872		—		140,189
Cost of sales (iv)		(47,350)		(30,273)		(9,731)		(2,784)		(6,737)		(7,616)		—		(104,491)

Gross income from sales		6,051		1,694		—		318		5,379		22,256		—		35,698

Gross profit		26,939		6,107		2,434		318		5,379		22,256		—		63,433

Selling expenses		(7,780)		(1,155)		(78)		—		(959)		—		—		(9,972)
Administrative expenses		(6,377)		(8,327)		(871)		(120)		(933)		—				(16,628)
Unrealized (loss) / gain on inventories		(3,927)		4,196		845		62		—		—		—		1,176
Gain on equity investees		—		—		—		349		—		—		39,950		40,199
Segment gain		8,855		821		2,330		609		3,487		22,256		—		38,358

Operating Margin (ii)		7.0%		1.6%		11.3%		19.6%		28.8%		74.5%		—		15.8%

Depreciation		(2,033)		(1,198)		(431)		(126)		(165)		—		(506)		(4,459)
Balance Sheet Data
Assets	Ps.	207,607	Ps.	165,295	Ps.	28,955	Ps.	11,166	Ps.	1,736	Ps.	—	Ps.	657,120	Ps.	1,071,879

(i)	Not included in the segment gain.
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Additional Information on the Real Estate Business Segments

Allocation of expenses and other income between segments

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

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 35.7% and 64.3% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments) are allocated to the Development and sale of properties and the Offices and other non-shopping center rental properties segments, respectively.

•	Allocation of results from retained interest in securitized receivables to business segments

•	APSA’s results from its interest in Tarshop are allocated to the Consumer financing segment.

•	Allocation of results from operations and holding of real estate assets, net

•	These results are allocated to the segment that generates them.

Allocation of (loss) gain on equity investees between business segments

(Loss) gain on equity investees is recorded primarily in Financial operations and others.

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

The adoption of RT No. 22 did not have an impact in our measurement and recognition of biological transformation. Rather, it changed the format of our Consolidated Income Statement. Under RT No. 22 we break down the components of our costs as separate line items in the Consolidated Income Statement. There was no change in our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22 gains or losses arising from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from costs of sales. Under RT No. 22 these changes are disclosed separately in our Consolidated Income Statement under the line item titled “Production income”.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to costs of sales. Under RT No. 22, these costs are disclosed separately in our consolidated income statement under the line item titled “Cost of production” due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our consolidated income statement. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) increases due to harvest;(e) other changes.

The following terms used herein with the meanings specified:

Agricultural Business

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

Sales. Our sales consist of revenue on the sales of crops, milk, feed lot, and beef cattle. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Sales of Farmland. Our sales consist of revenue on the sales of farmlands. We record farmland sales under the applicable accounting standards and do not recognize such sales until (i) the sale is consummated (a sale is not considered consummated until: (a) the parties are bound by the terms of a contract, (b) all contract terms and conditions have been considered, (c) any financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Cost of Sales. Our cost of sales consists of its net realizable value.

Cost of Farmland Sales. Our cost of farmland sales consists of its book value and indirect costs related to the disposition of farmlands.

Results from inventory holding and transactions in the Buenos Aires Futures and Options Exchange Market and Chicago Board of Trade (“CBOT”). Our gain from inventory holding consists of the changes in the carrying amount of biological assets between the beginning and the end of fiscal year and transactions in the Buenos Aires Futures and Options Exchange Market and CBOT.

Real Estate Business

Sales and development of properties: We record revenue from the sale of properties when all of the following criteria are met: (i) the sale has been consummated, (ii) there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property, (iii) the corresponding receivable is not subject to future subordination and (iv) we have transferred the property to the buyer.

In addition, we use the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires that our Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Income from lease and service of offices, shopping centers, hotels, consumer financing and others

•	Income from lease and service of offices: Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

•

Income from admission rights and rental of stores and stands “Shopping Centers”: Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of revenues volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, we charge our tenants monthly administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Income from Hotel operations: We recognize revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

•

Income from Credit card operations “Consumer Financing”: Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other.

Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal year irrespective of whether collection has or has not been made.

OPERATING RESULTS

Fiscal year ended June 30, 2009 compared to fiscal year ended June 30, 2008

Production income

Production income was Ps.172.5 million for the fiscal year 2009, 7.9% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.16.7 million increase in our Crops segment and a Ps.1.8 million increase in our Milk segment, offset by a Ps.5.8 million decrease in our Beef cattle segment.

Crops – Local

Production income from our Crops segment increased 0.9%, from Ps.117.5 million for fiscal year 2008 to Ps.118.6 million for fiscal year 2009, primarily as a result of:

•

a 8.9% increase in total production volumes, from 198,146 tons in fiscal year 2008 to Ps.215,857 tons in fiscal year 2009, mainly due to an increase in volumes of corn (9.9%), soybean (5.2%) and sunflower (40.4%) harvested, partially offset by a decrease of 1.0% in volumes of wheat harvested from year to year; and

•	a 7.2% decrease in average prices of grain production.

The 8.9% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 59,639 hectares in fiscal year 2008 to 100,925 hectares in fiscal year 2009 (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.).

As of June 30, 2009, the harvested surface was 94.8% of our total sown surface, compared to 91.6% as of June 30, 2008.

In addition, the production volume in our Crops segment was adversely impacted by a 35.6% decrease in our average yields, from 3.32 tons per hectare during fiscal year 2008 to 2.14 tons per hectare in fiscal year 2009, mainly as a result of a 69.2% increase in the exploited surface in fiscal year 2009 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The following table shows the board prices(1) as of June 30, 2008 and 2009:

	Fiscal year ended June 30,
	2008	2009
	Ps.	Ps.
Wheat	633	654
Sunflower	1,000	770
Corn	528	450
Soybean	904	1,010

(1)	Rosario Commodities Exchange board prices

Crops – International

Production income from our Crops segment amounted to Ps.15.6 million in fiscal year 2009, mainly as a result of:

•	global production of 21,174 tons in fiscal 2009 corresponding to corn and soybean crops; and

•	average price of grain production of Ps.281 and Ps.955 for corn and soybean crops, respectively.

The surface area devoted to our Crops segment production was 9,950 hectares. The yield per hectare was 4.10 and 1.73 tons per hectare for corn and soybean, respectively.

Beef cattle

Production income for the Beef cattle segment decreased 24.3%, from Ps.23.9 million for fiscal year 2008 to Ps.18.1 million in fiscal year 2009, primarily as a result of:

•	a 6.4% decrease in the average price of kilogram of cattle produced, from Ps.2.7 during fiscal year 2008 to Ps.2.6 in fiscal year 2009;

•

a 19.1% decrease in the production volume of cattle beef, from 8,786 tons during fiscal year 2008 to 7,112 tons in fiscal year 2009; this was mainly due to a 78.6% decrease in the production volume of heads finished in the feedlot during fiscal year 2009 compared to the previous year;

•

the effect of the drought, which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages; and

•	a slight 5.8% decrease in births during fiscal year 2009 compared to fiscal year 2008.

The number of hectares dedicated to beef cattle production increased from 123,894 hectares in fiscal year 2008 to 128,859 hectares in fiscal year 2009. This increase was mainly due to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2009.

Milk

Production income for the Milk segment increased 9.7%, from Ps.18.4 million in fiscal year 2008 to Ps.20.2 million in fiscal year 2009. This increase was mainly due to:

•	a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 in fiscal year 2009; and

•

a slight 0.3% increase in milk production volumes, from 20.8 million liters in fiscal year 2008 to 20.9 million liters in fiscal year 2009. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 3,174 in fiscal 2008 to 3,286 in fiscal 2009); and (ii) partially offset by a slight 3.1% decrease in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2008 to 17.4 liters in fiscal year 2009.

Cost of production

Cost of production increased 81.8%, from Ps.115.7 million in fiscal year 2008 to Ps.210.4 million in fiscal year 2009. This increase is mainly due to a Ps.93.8 million increase in our Crops segment, a Ps.4.0 million increase in our Milk segment, partially offset by a Ps.3.1 million decrease in our Beef cattle segment.

Crops – Local

Cost of production from our Crops segment increased 93.7%, from Ps.82.2 million in fiscal year 2008 to Ps.159.1 million in fiscal year 2009, primarily as a consequence of:

•	a higher production volume in fiscal year 2009 compared to the previous year,

•

an increase in direct and indirect costs of production during fiscal year 2009 compared to the previous year, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds); and

•	a larger number of hectares exploited during fiscal year 2009 (mainly leased to third parties) compared to the previous year.

Total cost of production per ton increased 77.8%, from Ps.416 in fiscal year 2008 to Ps.740 in fiscal year 2009, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Crops – International

Cost of production from our Crops segment was Ps.16.8 million in fiscal year 2009. The total cost of production per ton was Ps.794, higher than expected mostly as a result of an increased use of supplies for production and higher costs of soil preparation and improvement, due to the commencement of operations.

Beef cattle

Cost of production from our Beef cattle segment decreased 15.9%, from Ps.19.3 million in fiscal year 2008 to Ps.16.2 million in fiscal year 2009. The lower cost of production from our Beef cattle segment during fiscal year 2009 is mainly attributable to:

•	lower volume of cattle beef production, mostly derived from a lower number of cattle heads finished in the feedlot; and

•

lower feeding costs due to the decrease in the number of heads fattened in the feedlot, partially offset by increased prices of supplies and the effects of the drought requiring higher feed portion volumes.

The direct cost per kilogram produced decreased 31.0%, from Ps.1.29 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Milk

Cost of production for the Milk segment increased 28.0%, from Ps.14.3 million in fiscal year 2008 to Ps.18.3 million in fiscal year 2009. This increase was mainly due to:

•	a slight 0.3% increase in milk production in fiscal year ended June 30, 2009 compared to the previous fiscal year; and

•

the impact of higher indirect and feeding costs as a consequence of the drought, which generated an increased use of dietary supplements. As a result of the above, cost of production per liter of milk increased from Ps.0.69 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Sales

Total sales increased from Ps.185.6 million in fiscal year 2008 to Ps.1,254.7 million in fiscal year 2009. This was primarily due to a 29.0% increase in the agricultural business, from Ps.185.6 million in fiscal 2008 to Ps.239.4 million in fiscal 2009, and Ps.1,015.3 million as a result of the consolidation with IRSA through the Real estate business during the current fiscal year.

Agricultural Business

Sales increased 29.0% from Ps.185.6 million in fiscal year 2008 to Ps.239.4 million in fiscal year 2009, primarily as a result of a Ps.77.6 million increase in the Crops segment, a Ps.1.8 million increase in the Milk segment, a Ps.10.3 million increase in the Other segment, partially offset by a Ps.14.8 million decrease in the Beef cattle segment and a Ps.21.1 million decrease in our Sales of farmlands segment.

Crops – Local

Sales from our Crops segment increased 70.0%, from Ps.86.9 million in fiscal year 2008 to Ps.147.7 million in fiscal year 2009, primarily as a consequence of:

•

a 56.2% increase in the sales volume, from 156,718 tons in fiscal year 2008 to 244,853 tons in fiscal year 2009, mainly due to a higher grain production volume during fiscal year 2009 and a higher level of grain inventories at the beginning of the year (112,174 tons at the beginning of fiscal year 2009 compared to 74,563 tons at the beginning of fiscal year 2008); and

•	a 8.9% increase in average prices of grains sold, from Ps.558 per ton in fiscal year 2008 to Ps.607 per ton in fiscal year 2009.

	Grain Inventories (in tons) (1)
	Fiscal year ended June 30,
	2008	2009	Change
Inventories at the beginning of the fiscal year	74,563	112,174	37,611
Purchases	10,223	8,316	(1,907)
Production	198,146	222,181	24,035
Sales	(156,718)	(244,853)	(88,135)
Transfer of unharvested crops to expenses	(14,040)	(20,369)	(6,329)

Inventories at the end of the fiscal year	112,174	77,449	(34,725)

(1)	Includes silage stocks.

Crops – International

Sales from our Crops segment amounted to Ps.16.8 million in fiscal year 2009, mainly as a result of:

•	a sales volume of 4,500 and 14,161 tons of corn and soybean, respectively; and

•	an average price of grains sold during the year of Ps.400 and Ps.1,058 for corn and soybean crops, respectively.

Beef cattle

Sales from our Beef cattle segment decreased 45.6%, from Ps.32.4 million in fiscal year 2008 to Ps.17.6 million in fiscal year 2009, primarily as a result of:

•

a 45.6% decrease in beef sales volume, from 11,677 tons in fiscal year 2008 to 6,348 tons in fiscal year 2009, as a result of a lower production volume of cattle finished in the feedlot and delays in steer fattening due to the drought; and

•	an average price per kilogram sold during both periods of Ps.2.78.

The average cattle stock increased from 92,555 heads in fiscal year 2008 to 94,460 heads in fiscal year 2009, primarily as a result of the lower volume of sales described above.

Milk

Sales from our Milk segment increased 10.2%, from Ps.17.5 million in fiscal year 2008 to Ps.19.3 million in fiscal year 2009, primarily as a result of:

•	a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 per liter in fiscal year 2009; and

•	a 0.3% increase in production volume mainly due to a higher number of dairy cows being milked, slightly offset by a decrease in the efficiency level of production.

Farmlands

Sales from our Sales of farms segment decreased 91.5% from Ps.23.0 million in fiscal year 2008 to Ps.2.0 million in fiscal year 2009, mainly as a consequence of:

Fiscal year 2009

•

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps.1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%; and

•

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of Ps.2.0 million (US$ 0.5 million), that was collected in full as of the date of this Annual Report.

Fiscal year 2008

•

On October 27, 2007, we signed the deed of sale for a parcel of land of 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The transaction was agreed at a price of Ps.3.5 million (US$ 1.1 million). The sale value was US$ 225.0 per hectare; and

•

On December 27, 2007, we sold a parcel of land of 2,430 hectares of the “La Esmeralda” farm located in the Province of Santa Fe. The total sale price was Ps.19.5 million (US$ 6.2 million), which were collected in full. The sale value was US$ 2,550 per hectare.

Other

Sales from our Other segment increased 39.8%, from Ps.25.8 million in fiscal year 2008 to Ps.36.0 million in fiscal year 2009, mainly due to:

•	a Ps.5.6 million increase in commodity brokerage services; and

•	a Ps.4.7 million increase for services to third parties, resale of raw materials, and others.

Real Estate Business

Sales from our consolidation with IRSA amounted to Ps.1,015.3 million, of which Ps.278.1 million are from the Sales and developments segment, and Ps.737.2 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Cost of sales

Total cost of sales increased from Ps.144.0 million to Ps.640.8 million for fiscal years 2008 and 2009, respectively. This was mainly due to a 42.2% increase in the agricultural business, from Ps.144.0 million in fiscal year 2008 to Ps.204.8 million in fiscal year 2009, and Ps.435.9 million as a result of the consolidation with IRSA through the Real estate business during the current fiscal year.

Agricultural Business

Cost of sales for fiscal year 2009 increased 42.2% to Ps.204.8 million, from Ps.144.0 million in fiscal year 2008, primarily as a result of a Ps.69.0 million increase in the Crops segment, a Ps.1.7 million increase in the Milk segment and a Ps.6.8 million increase in the Other segment, partially offset by a Ps. 13.8 million decrease in the Beef cattle segment and Ps.2.9 million decrease in the Sales of farmlands segment.

The cost of sales as a percentage of sales was 77.6% in fiscal year 2008 and 85.6% in fiscal year 2009.

Crops – Local

Cost of sales from our Crops segment increased 71.2%, from Ps.76.0 million in fiscal year 2008 to Ps.130.1 million in fiscal year 2009, primarily as a result of:

•	a 56.2% increase in the volume of grain sold in fiscal year 2009 compared to the previous year; and

•	a 8.9% increase in the average market price of grains in fiscal year 2009.

The average cost per ton sold increased 9.6%, from Ps.485 in fiscal year 2008 to Ps.531 in fiscal year 2009, mainly as a result of the higher average market prices of grains.

Crops – International

Cost of sales from our Crops segment amounted to Ps.14.9 million in fiscal year 2009. The average cost per ton was Ps.799 during the current fiscal year.

Beef cattle

Cost of sales from our Beef cattle segment decreased 45.9%, from Ps.30.0 million in fiscal year 2008 to Ps.16.2 million in fiscal year 2009, primarily as a result of:

•	a 45.6% decrease in the beef sales volume in fiscal year 2009; and

•	an average price of Ps.2.78 per kilogram sold in both periods.

Milk

Cost of sales from our Milk segment increased 9.6%, from Ps.17.6 million in fiscal year 2008 to Ps.19.3 million in fiscal year 2009, primarily as a result of:

•	a 9.9% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 0.2% increase in the sale volume of milk.

Farmlands

Cost of sales from our Sales of farmlands segment decreased 96.9% from Ps.3.0 million in fiscal year 2008 to Ps.0.1 million in fiscal year 2009, mainly as a consequence of:

Fiscal year 2009

•

the cost of sales of the 1,829 hectares of our El Recreo farm, in the amount of Ps.0.2 million; the gain from this transaction was recognized in the prior fiscal year as established in Technical Resolution No. 17; and

•	the cost of sales of the 1,658 hectares of our Los Pozos farm, in the amount of Ps.0.1 million.

Fiscal year 2008

•	the cost of sales of a parcel of land of 4,974 hectares of our Los Pozos farm was Ps.0.3 million; and

•	the cost of sales of a parcel of land of 2,430 hectares of our La Esmeralda farm was Ps.2.7 million.

Other

Cost of sales from our Other segment increased 39.3%, from Ps.17.4 million in fiscal year 2008 to Ps.24.2 million in fiscal year 2009, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Real Estate Business

Cost of sales from our consolidation with IRSA amounted to Ps.435.9 million, of which Ps.170.5 million are from the Sales and developments segment, and Ps.265.4 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gross profit

As a result of the above mentioned factors, gross profit increased from Ps.85.7 million in fiscal year 2008 to Ps.576.0 million in fiscal year 2009. This was mainly due to a 103.9% decrease in our agricultural business, from a Ps.85.7 million profit in fiscal 2008 to a Ps.3.4 million loss in fiscal 2009, and a Ps.579.4 million profit as a result of the consolidation with IRSA through our Real estate business during the current fiscal year.

Agricultural Business

As a result of the above mentioned factors, gross profit decreased 103.9%, from a Ps.85.7 million profit in fiscal 2008 to a Ps.3.4 million loss in fiscal 2009. Our gross margin, calculated as our gross profit divided by our production income, was 53.6% positive for fiscal 2008 and 2.0% negative for fiscal year 2009.

Crops – Local

Gross profit from our Crops segment decreased 149.5%, from a Ps.46.2 million profit for fiscal year 2008 to a Ps.22.9 million loss in fiscal year 2009.

Crops – International

Gross profit from our Crops segment was Ps.0.7 million during the current fiscal year as a result of transactions on the international market.

Beef cattle

Gross profit from our Beef cattle segment decreased 53.1%, from Ps.7.0 million in fiscal year 2008 to Ps.3.3 million in fiscal year 2009.

Milk

Gross profit from our Milk segment decreased 53.0%, from Ps.4.0 million in fiscal year 2008 to Ps.1.9 million in fiscal year 2009.

Farmlands

Gross profit from our Sales of farmlands segment decreased 90.7% from Ps.20.0 million in fiscal year 2008 to Ps.1.9 million in fiscal year 2009.

Other

Gross profit from our Other segment increased 40.8%, from Ps.8.4 million in fiscal year 2008 to Ps.11.8 million in fiscal year 2009.

Real Estate Business

Gross profit from our consolidation with IRSA amounted to Ps.579.4 million, of which Ps.107.6 million are from the Sales and developments segment, and Ps.471.8 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Selling expenses

Total selling expenses increased from Ps.14.5 million in fiscal year 2008 to Ps.212.5 million in fiscal year 2009. Selling expenses for fiscal 2009 include Ps.187.3 million as a result of the consolidation with IRSA through the Real estate business.

Agricultural Business

Selling expenses of our agricultural business increased 73.9% from Ps.14.5 million in fiscal year 2008 to Ps.25.2 million in fiscal year 2009. Selling expenses of our Crops, Beef cattle and Other segments represented 83.6%, 5.2% and 11.1%, respectively, from the total selling expenses as of June 30, 2009.

Crops – Local

Selling expenses of our Crops segment as a percentage of sales decreased slightly from 12.9% in fiscal year 2008 to 12.6% in fiscal year 2009, as a result of the increase in average sales prices of commodities. Selling expenses per ton of grain sold increased 6.3%, from Ps.72 per ton in fiscal year 2008 to Ps.76 per ton in fiscal year 2009, primarily as a result of higher cost of freight, conditioning and storage.

Crops – International

Selling expenses of our Crops segment as a percentage of sales were 14.3% during fiscal year 2009. Selling expenses per ton of grain sold amounted to Ps. 129 per ton during the current fiscal year.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales increased from 4.3% in fiscal year 2008 to 7.5% in fiscal year 2009.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales increased slightly from 6.6% in fiscal year 2008 to 6.9% in fiscal year 2009.

Real Estate Business

Selling expenses from our consolidation with IRSA amounted to Ps.187.3 million, of which Ps.1.6 million are from the Sales and Developments segment, and Ps.185.7 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Administrative expenses

Total administrative expenses increased from Ps.26.1 million in fiscal year 2008 to Ps.134.7 million in fiscal year 2009. Fiscal year 2009 includes Ps.102.6 million as a result of the consolidation with IRSA through the Real estate business.

Agricultural Business

Administrative expenses from our agricultural business increased 23.0% from Ps.26.1 million in fiscal year 2008 to Ps.32.1 million in fiscal year 2009.

Crops – Local

Administrative expenses increased 55.2% from Ps.10.9 million in fiscal year 2008 to Ps.16.9 million in fiscal year 2009, mainly due to the increase in fees and compensation for services, (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Crops – International

This item includes administrative expenses from our foreign operations for Ps.3.0 million in fiscal year 2009.

Beef cattle

Administrative expenses decreased 20.9% from Ps.11.4 million in fiscal year 2008 to Ps.9.0 million in fiscal year 2009, mainly as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Milk

Administrative expenses decreased 4.5% from Ps.1.7 million in fiscal year 2008 to Ps.1.6 million in fiscal year 2009, primarily as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Farmlands

This item includes administrative expenses from our Sales of farmlands segment for Ps.0.1 million in fiscal year 2009.

Other

Administrative expenses decreased 34.9% from Ps.2.1 million in fiscal year 2008 to Ps.1.3 million in fiscal year 2009, primarily as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Real Estate Business

Administrative expenses from our consolidation with IRSA amounted to Ps.102.6 million, of which Ps.16.8 million are from the Sales and Developments segment and Ps.85.8 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased from Ps.0.9 million during fiscal year 2008 to Ps.9.2 million in fiscal year 2009. Fiscal 2009 includes Ps.9.2 million as a result of the consolidation with IRSA through the Real estate business.

Agricultural Business

During fiscal year 2009 there was no gain from valuation of other assets at net realization value. Gain from valuation of other assets at net realization value was Ps.0.9 million during fiscal year 2008. This gain was generated in connection with the bill of sale without possession of 1,829 hectares of two parcels of the “El Recreo” farm, owned by IGSA, for a price of US$ 0.4 million. Although this sale had not yet been consummated, the property to be sold has been valued at the proposed sale price in accordance with current Argentine professional accounting standards and, as a result, a gain of approximately US$ 0.3 million (Ps.0.9 million) was recognized due to such revaluation.

Real Estate Business

During fiscal year 2009 there was a Ps.9.2 million gain from the Sales and Developments segment as a result of the consolidation with IRSA through the Real estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased from a Ps.2.3 million loss in fiscal year 2008 to a Ps.0.4 million loss in fiscal year 2009. Fiscal year 2009 includes a Ps.0.9 million gain as a result of the consolidation with IRSA through the Real estate business.

Agricultural Business

Crops – Local

Our gain (loss) from inventory holding decreased 94.0% from a Ps.11.6 million loss in fiscal year 2008 to a Ps.0.7 million loss in fiscal year 2009, mainly as a result of a higher gain from transactions in the Futures and Options Exchange Market (Mercado a Término), partially offset by a loss from inventory holding in grains and supplies, due to a decrease in market prices.

Crops – International

There was a loss from inventory holding of Ps.0.2 million in this segment.

Beef cattle

Our gain (loss) from inventory holding decreased 110.1% from a Ps.8.5 million gain in fiscal year 2008 to a Ps.0.9 million loss in fiscal year 2009, primarily as a result of the decrease in average market prices and changes of cattle category in the current fiscal year.

Other

Our gain (loss) from inventory holding decreased 46.6% from a Ps.0.7 million gain in fiscal year 2008 to a Ps.0.4 million gain in fiscal year 2009, mostly due to a decrease in average prices of minor products.

Real Estate Business

During fiscal year 2009, a Ps.0.9 million gain was recorded as a result of the consolidation with IRSA through the Real estate business, of which a Ps.0.1 million loss was from the Sales and Developments segment and a Ps.1.1 million gain corresponds to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gain (loss) from investment in Tarjeta Shopping’s trusts

This item represented a Ps.22.3 million loss in fiscal year 2009 as a result of our consolidation with IRSA through the Real estate business.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) increased from a Ps.43.6 million gain in fiscal year 2008 to a Ps.215.4 million gain in fiscal year 2009. Fiscal year 2009 includes Ps.277.4 from our consolidation with IRSA through the Real estate business.

Agricultural Business

Operating income (loss) from the agricultural business decreased 242.2% from a Ps.43.6 million gain in fiscal year 2008 to a Ps.62.0 million loss in fiscal year 2009.

Crops – Local

Operating income (loss) from this segment decreased 574.9% from a Ps.12.5 million gain in fiscal year 2008 to a Ps.59.2 million loss in fiscal year 2009.

Crops – International

Operating income (loss) from this segment was a Ps.4.9 million loss in fiscal year 2009.

Beef cattle

Operating income (loss) from this segment decreased 389.9% from a Ps.2.7 million gain in fiscal year 2008 to a Ps.7.9 million loss in fiscal year 2009.

Milk

Operating income (loss) from this segment decreased 103.1% from a Ps.2.1 million gain in fiscal year 2008 to a Ps.0.1 million loss in fiscal year 2009.

Farmlands

Operating income (loss) from this segment decreased 91.7% from a Ps.20.9 million gain in fiscal year 2008 to a Ps.1.7 million loss in fiscal year 2009.

Other

Operating income (loss) from this segment increased 56.6% from a Ps.5.4 million gain in fiscal year 2008 to a Ps.8.4 million gain in fiscal year 2009.

Real Estate Business

During fiscal year 2009 there was a Ps.277.4 million gain as a result of the consolidation with IRSA through the Real estate business, of which Ps.98.3 million are from the Sales and developments segment and Ps.179.1 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Amortization of goodwill

The amortization of goodwill was a Ps.32.3 million gain during fiscal year 2009 (including Ps.1.1 million from our consolidation with IRSA through the Real estate business), which corresponds mostly to the amortization of negative goodwill from the acquisition of our equity interest in IRSA for a Ps.29.2 million gain, and a Ps.2.1 million gain from our share in BrasilAgro.

Net financial results

We had a net financial loss of Ps.52.3 million in fiscal year 2008, and a Ps.44.7 million gain in fiscal year 2009 (includes a Ps.74.6 million loss as a result of our consolidation with IRSA through the Real estate business). This was primarily due to:

•

a higher loss of Ps.58.6 million generated by net exchange differences in fiscal year 2009; fiscal year 2009 includes a Ps.137.4 million loss from the consolidation with IRSA through the Real estate business;

•	a Ps.6.3 million gain generated by translation differences in fiscal year 2009;

•

a higher loss of Ps.106.9 million generated by net financial interest in fiscal year 2009; fiscal year 2009 includes a Ps.100.0 million loss from the consolidation with IRSA through the Real estate business;

•

a higher gain of Ps.32.1 million generated by the results from hedging transactions in fiscal year 2009; fiscal year 2009 includes a Ps.9.4 million gain from the consolidation with IRSA through the Real estate business;

•

a higher gain of Ps.47.5 million generated by the results from financial and other transactions in fiscal year 2009; fiscal year 2009 includes a Ps.45.4 million gain from the consolidation with IRSA through the Real estate business;

•

a Ps.176.6 million gain generated by the results from the repurchase of Notes in fiscal year 2009; fiscal year 2009 includes a Ps.105.8 million gain from our consolidation with IRSA through the Real estate business.

Our net financial gain in fiscal year 2009 is mainly due to (i) a Ps.176.6 million gain from the repurchase of Notes in fiscal year 2009; (ii) a Ps.49.9 million gain from the placement of funds and other financial transactions, (iii) a Ps.32.1 million gain mostly generated by foreign exchange non–deliverable- forwards NDFs, and (iv) a Ps.6.3 million gain generated by translation differences during fiscal year 2009 from the consolidation with our international Agriculture and cattle raising business.

These financial gains were partially offset by (i) a Ps.126.3 million loss generated by the negative impact of financial interest from loans and interest from the issuance of Notes of the Real estate business, and (ii) a Ps.89.1 million loss from net exchange differences, mainly as a result of a consolidated liability position in U.S. dollars from the issuance of Notes of the Real estate business, partially offset by an asset position in foreign currency of the Agriculture and cattle raising business generated by the proceeds of a capital increase during the previous fiscal year. It should be pointed out that the average exchange rate increased 25.7%, from $/US$ 3.005 at the end of fiscal year 2008 to $/US$ 3.777 at the end of fiscal year 2009.

Gain (loss) on equity investees

Gain on our equity investees increased 28.1%, from Ps.38.4 million in fiscal year 2008 to Ps.49.2 million in fiscal year 2009 (including a Ps.90.2 million gain from our consolidation with IRSA through the Real Estate Business). This was primarily due to:

•

a decrease of Ps.74.3 million in fiscal year 2009 with respect to our investment in IRSA Inversiones y Representaciones S.A. The result from our investment in IRSA was a Ps.42.8 million loss during the first quarter of fiscal year 2009 (including the amortization of higher values generated by the business combination). As from October 1, 2008, the company acquired the controlling interest of IRSA and, accordingly, since that date our financial statements are presented in consolidated form with IRSA’s. The result from our investment in fiscal 2008 was a Ps.31.5 million gain (including the amortization of higher values generated by the business combination and the amortization of goodwill);

•

a decrease of Ps.1.2 million in fiscal year 2009 with respect to our equity interest in BrasilAgro. The result from our investment in BrasilAgro was a Ps.3.1 million gain for fiscal year 2008, compared to a Ps.1.8 million gain for fiscal year 2009;

•

a decrease of Ps.3.8 million in fiscal year 2009 with respect to our equity interest in Agro-Uranga S.A. and Cactus Argentina S.A. The result from our investment in these companies was a Ps.3.9 million gain for fiscal year 2008, compared to a Ps.0.1 million gain for fiscal year 2009.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.4.1 million and Ps.16.5 million in fiscal years 2008 and 2009, respectively. Fiscal year 2009 includes a Ps.7.5 million loss as a result of the consolidation with IRSA through the Real estate business. These results were mainly due to the negative impact from the tax on personal assets payable by the Company on behalf of its shareholders as required under Argentine legislation.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.2.2 million and Ps.13.6 million in the fiscal years 2008 and 2009, respectively.

Income tax

Our income tax expense was Ps.0.3 million in fiscal year 2008 and Ps.92.7 million in fiscal year 2009, of which Ps.82.8 million result from our consolidation with IRSA through the Real estate business. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of this Annual Report (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.0.3 million loss for fiscal year 2008 and a Ps.94.2 million loss for fiscal year 2009. Our minority interest during the current fiscal year includes a Ps.5.9 million gain from our consolidation with IRSA through the Real estate business.

Net income

Due to the above mentioned issues, our net income increased 443.0%, from Ps.22.9 million for fiscal year 2008 to Ps.124.6 million in fiscal year 2009.

Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007

The following is a discussion of our results of operations derived from our Agricultural Business for the years ended June 30, 2008 and 2007. For a discussion of the results of our Real Estate Business please see Item 5.B “Liquidity and Capital Resources - Results of Operations of Real Estate Business”. For the years ended June 30, 2008 and 2007, the results of operations of our Real Estate Business were reflected in the gain from our equity investment in IRSA accounted for under the equity method of accounting.

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

The 13.3% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 49,244 hectares in fiscal year 2007 to 59,639 hectares in fiscal year 2008 (including 3,811 hectares under concession through our subsidiary Agropecuaria ANTA S.A.-formerly known as Cervera S.A.).

As of June 30, 2008, the harvested surface was 91.7% of our total sown surface, compared to 94.5% as of June 30, 2007.

In addition, the production volume in our Crops segment was adversely impacted by a 6.5% decrease in our average yields, from 3.6 tons per hectare during fiscal year 2007 to 3.3 tons per hectare during fiscal year 2008, mainly as a result of the mix of grains harvested and unfavorable weather conditions.

The average grain price (at market value) increased 31.0%, from Ps.426 per ton for fiscal year 2007 to Ps.558 per ton for fiscal year 2008.

The following table shows the average board prices(1) per ton as of June 30, 2007 and 2008:

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

Beef Cattle

Cost of production from our Beef Cattle segment increased 28.3%, from Ps.15.1 million in fiscal year 2007 to Ps.19.3 million in fiscal year 2008. The higher cost of production from our Beef Cattle segment during fiscal year 2008 was mainly attributable to:

•	Higher feeding costs as a result of increased prices of grains and raw materials and

•	the effects of the drought requiring higher feed portion volumes.

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

Sales

Sales increased 32.4%, from Ps.140.2 million in fiscal year 2007 to Ps.185.6 million in fiscal year 2008, primarily as a result of a Ps.33.5 million increase in the Crops segment, a Ps.0.5 million increase in the Beef Cattle segment, a Ps.7.8 million increase in the Milk segment and a Ps.13.7 million increase in the Others, partially offset by Ps.6.9 million decrease in the segment Sales of farmlands, and a Ps.3.1 million decrease in out Feedlot segment as a result of the deconsolidation of Cactus during the fiscal year ended June 30, 2008.

Crops

Sales from our Crops segment increased 62.7%, from Ps.53.4 million in fiscal year 2007 to Ps.86.9 million in fiscal year 2008, primarily as a consequence of:

•

a 24.4% increase in the sales volume, from 125,947 tons in fiscal year 2007 to 156,718 tons in fiscal year 2008, mainly due to a higher grain production volume during fiscal year 2008 and a higher level of grain inventories at the beginning of the year (74,563 tons at the beginning of fiscal year 2008 compared to 28,315 tons at the beginning of fiscal year 2007); and

•	a 31.0% increase in average prices of grains sold, from Ps.426 per ton in fiscal year 2007 to Ps.558 per ton in fiscal year 2008.

	Grain inventories (in tons) Fiscal Year ended, June 30
	2007	2008	Change
Inventories at the beginning of the fiscal year	28, 315	74,563	46,248
Purchases	9,202	10,223	1,021
Production	175,455	198,146	22,691
Sales	(124,652)	(153,247)	(28,595)
Transfer of unharvested crops to expenses	(13,757)	(17,511)	(3,753)

Inventories at the end of the fiscal year	74,563	112,174	(37,612)

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

Farmlands

Sales from our Sales of Farmlands segment decreased 22.9%, from Ps.29.9 million in fiscal year 2007 to Ps.23.0 million in fiscal year 2008, mainly due to:

During fiscal year ended June 30, 2008:

•

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

•	On October 22, 2007, we signed the deed of sale for 4,974 hectares of the “Los Pozos” farm located in the Province of Salta, for a price of US$ 1.1 million, which has been fully collected.

During fiscal year ended June 30, 2007:

•

On June 6, 2007, we signed a sales deed for the 20,833 hectares “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. We have collected US$3.7 million as of June 6, 2007. On May 28, 2008 we collected US$1.2 million, while the remaining balance of US$2.4 million will be collected in equal payments in May of each of 2009 and 2010.

•

On June 5, 2007, we signed a sales deed for a 14,516 hectare piece of the “Los Pozos” farm, located in Joaquín V. González, Province of Salta. The price of the transaction was US$2.2 million, or US$150 per hectare.

•	On January 19, 2007, we signed a sales deed for a 50 hectare piece of the “El Recreo” farm, located in Recreo, Province of Catamarca, for Ps.0.7 million.

Cost of sales

Cost of sales for fiscal year 2008 increased 37.8% from Ps.104.5 million in fiscal year 2007, to Ps.144.0 million in fiscal year 2008, primarily as a result of a Ps.28.6 million increase in the Crops segment, a Ps.7.9 million increase in the Milk segment and a Ps.10.6 million increase in the Others segment, partially offset by a Ps.0.2 million decrease in the Beef Cattle segment, Ps.4.6 million in the Cost of sales of Farmlands segment and Ps.2.8 million generated by the deconsolidation of Cactus in the Feedlot segment.

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

Farmlands

Cost of sales from our Sales of Farmlands segment decreased 60.5%, from Ps.7.6 million in fiscal year 2007 to Ps.3.0 million in fiscal year 2008, mainly due to:

During fiscal year ended June 30, 2008:

•

On May 30, 2008, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430 hectare parcel of the “La Esmeralda” farm in the Province of Santa Fe. The book value was approximately US$309 per hectare.

•	On October 22, 2007, we signed the deed of sale for 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The book value was approximately US$0.1 million.

During fiscal year ended June 30, 2007:

•

On June 6, 2007, we signed a sales deed for the 20,833 hectares “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. The property was valued in the Company’s books at US$97.5 per hectare.

•	On June 5, 2007, we signed a sales deed for a 14,516 hectare piece of the “Los Pozos” farm, located in Joaquín V. González, Province of Salta. The book value of the lot sold was US$7 per hectare.

•	On January 19, 2007, we signed a sales deed for a 50 hectare piece of the “El Recreo” farm, located in Recreo, Province of Catamarca. The book value of the lot sold was $0.2 million.

Gross profit

As a result of the above mentioned factors, gross profit increased 35.1%, from Ps.63.4 million in fiscal year 2007 to Ps.85.7 million in fiscal year 2008. Our gross margin, calculated as our gross profit divided by our production income, decreased from 26.1% in fiscal year 2007 to 24.8% in fiscal year 2008, primarily as a result of:

•	a 71.7% increase in gross profit from our Crops segment, from Ps.26.9 million for fiscal year 2007 to Ps.46.2 million for fiscal year 2008;

•	a 14.7% increase in gross profit from our Beef Cattle segment, from Ps.6.1 million for fiscal year 2007 to Ps.7.0 million for fiscal year 2008;

•	a 64.3% increase in gross profit from our Milk segment, from Ps.2.4 million for fiscal year 2007 to Ps.4.0 million for fiscal year 2008;

•	the effect of deconsolidation of Cactus in the Feedlot segment, a Ps.0.3 million profit during the first six-month period of fiscal year 2007;

•	a 56.3% increase in gross profit from our Other segment, from Ps.5.4 million for fiscal year 2007 to Ps.8.4 million for fiscal year 2008; and

•	a 10% decrease in gross profit from our Sales of farmlands, from Ps.22.2 million for fiscal year 2007 to Ps.20.0 million for fiscal year 2008.

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

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value was Ps.0.9 million during fiscal year 2008. This gain was generated in connection with the bill of sale without possession of 1,829 hectares of two parcels of the “El Recreo” farm, owned by IGSA, for a price of US$ 0.4 million. Although this sale has not yet been consummated, the property to be sold has been revalued at the proposed sale price in accordance with current Argentine generally accepted accounting standards and, as a result, a gain of approximately US$ 0.3 million (Ps.0.9 million) was recognized due to such revaluation.

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

•	a Ps.2.3 million decrease in net gain on sale of farmlands, from Ps.22.3 million for fiscal year 2007 to Ps.20.0 million for fiscal year 2008; and

•	a Ps.3.5 million decrease in net gain from inventory holding and from transactions in the Buenos Aires Futures and Options Exchange Market and CBOT in fiscal year 2008.

Net financial results

We had net financial losses of Ps.10.5 million and Ps.52.3 million for fiscal years 2007 and 2008, respectively, primarily as a result of:

•	a Ps.29.6 million increase in the loss generated by net exchange differences in fiscal year 2008;

•	a Ps.11.6 million increase in interest expense in fiscal year 2008;

•	a Ps.2.6 million increase in the loss generated by the bank debit and credit tax in fiscal year 2008; and

•	partially offset by Ps.2.0 million of income derived from other financial investments and mutual funds.

Our net financial loss in fiscal year 2008 is mainly due to (i) a Ps.30.5 million loss generated by net exchange differences, primarily as a result of an asset position in U.S. dollars derived from the capital issue carried out during the current fiscal year. It should be noted that the exchange rate used for the capital issue was $/US$3.158, while the buying exchange rate at the end of the current fiscal year was Ps./US$2.985, (ii) a Ps.23.3 million loss generated by the negative impact of interest for debt financing, mainly due to an increased debt position and higher interest rates, and (iii) a Ps.4.5 million loss generated by the bank debit and credit tax as a result of a higher volume of transactions.

This financial loss was partially offset by (i) a Ps.4.0 million gain generated by the positive impact of other financial interest from related party loans, interest income from financing of the sale of farmlands and financial investments during the current fiscal year, and (ii) a Ps.2.1 million gain from transactions with securities, shares and others. It should be mentioned that the effect of interest from the convertible notes issued and acquired was recorded for fiscal year 2007 but is not reflected for fiscal year 2008 (the notes were due on November 14, 2007).

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

•

lower income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in BrasilAgro. The gain from our investment in BrasilAgro was Ps.4.2 million for fiscal year 2007, compared to Ps.3.1 million for fiscal year 2008; and

•

partially offset by higher income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in Agro-Uranga S.A. and Cactus Argentina S.A. The gain from our investment in these companies was Ps.2.9 million for fiscal year 2007, compared to Ps.3.9 million for fiscal year 2008.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal sources of liquidity have historically been:

•	cash generated by our issuance of common shares;

•	cash generated by operations;

•	cash from borrowings and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from the sale of farmlands.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of interests in related companies;

•	capital expenditures for property, plant and equipment (including acquisitions or purchases of farmlands);

•	interest payments and repayments of short-term and long-term debt; and

•	payments of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of real estate investments, bank borrowing, long-term debt and capital financing.

Cash Flows

The table below shows, for the periods indicated, our cash flows:

	For the fiscal year ended June 30,
	2009	2008	2007
	(in millions of Pesos)
Net cash provided by (used in) operating activities	299.5	(48.5)	(27.3)
Net cash used in investing activities	(367.2)	(434.4)	(29.7)
Net cash (used in) provided by financing activities	(241.7)	917.8	115.8

Net (decrease) increase in cash and cash equivalents	(309.4)	434.9	58.8

As of June 30, 2009, we had cash and cash equivalents of Ps.211.7 million, a decrease from Ps.521.1 million as of June 30, 2008. The decrease was primarily due to the acquisition and improvement of fixed assets of Ps.308.3 million, a reduction of short and long tem debt of Ps.8.5 million, an increase in our interest in related companies of Ps.150.4 million, the repurchase of treasury stock for Ps.73.2 million, repurchase of non-convertible notes for Ps.140.5 and payment of dividends of Ps.43.1 million, partially offset by cash inflows for operating activities of Ps.299.5 million and for the consolidation with IRSA for Ps.171.5 million.

As of June 30, 2008, we had cash and cash equivalents of Ps.521.1 million, an increase from Ps.86.2 million as of June 30, 2007. The increase was primarily due to cash generated by our issuance of common shares of Ps.881.1 million, cash proceeds from the exercise of warrants of Ps.15.1 million, and proceeds from short-term and long-term debt of Ps.33.5 million. This was partially offset by cash outflows for operating activities of Ps.48.5 million, for increases in our interest in related companies of Ps.407.5 million, for acquisition and improvement of our fixed assets of Ps.28.0 million, and for dividend payments of Ps.8.3 million.

Net Cash Provided by (Used in) Operating Activities

Fiscal Year ended June 30, 2008 and 2009

Net cash provided by operations increased from a net cash outflow of Ps.48.5 million in the fiscal year ended June 30, 2008 to a net cash inflow of Ps.299.5 million in the fiscal year ended June 30, 2009. The increase in net cash provided by operating activities was primarily due to the increase in operating gains of Ps.383.8 million, a decrease in current investments of Ps.60.0 million, an increase in trade accounts payable of Ps.36.0 million, an increase of Ps.47.8 million in social security payable, a decrease in inventories of Ps.164.1 million, and dividends collected of Ps.0.5 million, that were partially offset by a decrease in trade accounts receivable of Ps.131.3 million, a decrease of Ps.137.7 million in other receivables, and increase in intangible assets of Ps.12.6 million and a decrease of Ps.32.5 million in other debts. Our operating activities resulted in net cash inflows of Ps.299.5 million for the fiscal year ended June 30, 2009, mainly due to operating gains of Ps.383.8 million, a decrease in current investments and inventories and an increase in trade accounts payable and social security payable and taxes payable of Ps.248.9 million, that was partially offset by a decrease in trade accounts receivable, other receivables and other debts and an increase of Ps.333.2 million in intangible assets.

Fiscal Year ended June 30, 2007 and 2008

Net cash used in operations increased from Ps.27.3 million in fiscal year 2007 to Ps.48.5 million in fiscal year 2008. The increase in net cash used in operating activities was primarily due to the increase in current investments of Ps.18.3 million in fiscal year 2008 compared to fiscal year 2007, an increase in inventories of Ps.42.8 million and a decrease in other payables of Ps.5.4 million, which were partially offset by a decrease in trade accounts receivable of Ps.26.0 million, a decrease in other receivables of Ps.6.9 million, an increase of Ps.0.4 million in social security payable, taxes payable, and advances to customers, an increase of Ps.18.0 million in trade accounts payable, and dividends collected of Ps.1.4 million. Our operating activities resulted in net cash outflows of Ps.48.5 million for fiscal year 2008, mainly due to an increase in current investments, inventories, and decreases in other receivables and payables amounting to Ps.109.3 million that were partially offset by a decrease in trade accounts receivable and an increase in social security payable, taxes payable, advances to customers, trade accounts payable, and dividends collected of Ps.32.2 million.

Net Cash Used in Investing Activities

Fiscal Year ended June 30, 2008 and 2009

Net cash used in investing activities decreased from a net cash outflow of Ps.434.4 million in the fiscal year ended June 30, 2008 to a net cash outflow of Ps.367.2 million in the fiscal year ended June 30, 2009. It was mainly due to the acquisition and upgrading of fixed assets and land reserves for Ps.317.2 million, and increase in interests in related companies of Ps.212.9 million and loans granted of Ps.9.8 million, which were partially offset by the cash inflow arising from the consolidation of IRSA Inversiones y Representaciones S.A. of Ps.171.5 million and the sale and collection of receivables from the sale of fixed assets for Ps.1.2 million.

Fiscal Year ended June 30, 2007 and 2008

Net cash used in investing activities increased from a net cash outflow of Ps.29.7 million in fiscal year 2007 to a net cash outflow of Ps.434.4 million in fiscal year 2008. Our investing activities resulted in a net cash outflow of Ps.434.4 million in fiscal year 2008 mainly due to the acquisition of interests in related companies for Ps.407.5 and the acquisition and upgrading of fixed assets for Ps.28.0 million which were partially offset by the sale of fixed assets for Ps.1.1 million.

Net Cash (Used in) Provided by Financing Activities

Fiscal Year ended June 30, 2008 and 2009

Net cash received from financing activities amounted to Ps.917.8 million in the fiscal year ended June 30, 2008 compared to a use of Ps.241.7 million in the fiscal year ended June 30, 2009 primarily due to a decrease of Ps.881.1 million, arising from our issuance of common shares of the previous fiscal year, outflows due to the repurchase of non-convertible notes of Ps.140.5 million, the repurchase of treasury shares of Ps.73.2, a decrease in financial loans of Ps.42.0 million, and increase in dividend payments of Ps.34.8 million and a Ps.15.1 million decrease in the exercise of warrants, partially offset by an increase of Ps.34.7 million due to minority shareholders’ contributions. Our financing activities resulted in net cash outflows of Ps.241.7 million primarily due to the repurchase of non-convertible notes of Ps.140.5 million, the repurchase of treasury stock of Ps.73.2, a net decrease in financial loans of Ps.8.5 million and dividend payments of Ps.43.1 million, partially offset by minority shareholders’ contributions for Ps.34.7 million.

Fiscal Year ended June 30, 2007 and 2008

Net cash provided from financing activities increased from Ps.115.8 million in fiscal year 2007 to Ps.917.8 million in fiscal year 2008 primarily due to an increase in cash generated by our issuance of common shares of Ps.881.1 million, partially offset by the decrease in the exercise of warrants for Ps.69.0 million, an increase of dividend payments of Ps.2.8 million, a decrease in proceeds of financial loans of Ps.5.8 million, and by the payment of other payables and secured payables from the purchase of farms of Ps.1.5 million. Our financing activities resulted in net cash inflows of Ps.917.8 million primarily due to our issuance of common shares of Ps.881.1 million, the exercise of warrants and proceeds from financial loans for Ps.94.3 million, partially offset by dividend payments and payments of financial loans for Ps.53.9 million.

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

We believe our working capital (calculated by substracting current liabilities from current assets) is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales. For more information about liquidity please see “Risk Factors” section.

Cresud’s Indebtedness

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

During the second quarter of fiscal year 2009, the Company fully repaid the Credit Suisse loans and, received from Credit Suisse, 1,834,860 GDRs of IRSA which were held as collateral for the loan.

Other Loans

As of June 30, 2009, we had total loans for Ps.1,484.5 million, composed by: mortgages payable for Ps.1.9 million and banking debt and other for Ps.1,482.6 million:

	Schedule of maturity or amortization
	Currency	Less than 1 year(1)	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total(2)	Annual Average Interest Rate
		(in millions of constant Pesos as of June 30, 2009)(3)%
Banking debt and other
Unsecured loans(4)	Ps./U$S	440.8	25.6	25.5	25.5	—	517.4	Floating
Hoteles Argentinos secured loan	U$S	20.7	—	—	—	—	20.7	9.7
Alto Palermo 10% convertible notes due 2014(6)	U$S	2.6	—	—	—	58.7	61.3	10.0
Alto Palermo 11% Series II notes (5)(7)	Ps.	26.6	25.2	25.2	—	—	77.0	11.0
Alto Palermo 7,875% Series I notes due 2017 (5)(8)	U$S	2.5	(0.5)	(0.5)	(0.5)	252.0	253.0	7.9
IRSA’s notes(5)(9)	U$S	14.8	(0.9)	(0.9)	(0.9)	424.6	436.7	8.5
Debt financed by the seller	Ps./U$S	28.9	1.7	1.7	1.7	3.4	37.5	—
Secured farm purchase obligations (10)	U$S	41.7	21.9	—	—	—	63.6	—
Non secured obligations related to purchase of investments (11)	U$S	10.8	4.6	—	—	—	15.4	4.0

Total banking debt and other		589.4	77.6	51.0	25.8	738.7	1,482.6

Mortages payable
Mortages payable over the Bariloche lots		1,9	—	—	—	—	1,9	7.0

Total mortages payable		1,9	—	—	—	—	1.9

Total debt		591.3	77.6	51.0	25.8	738.7	1,484.5

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Offered exchange rate as of June 30, 2009 US$ 1,00= Ps. 3.797
(4)	Includes bank overdrafts.
(5)	Includes expenses for issuance of debt.
(6)	Includes Ps.(0.1) million corresponding to higher values.
(7)	Includes Ps.(2.4) million corresponding to higher values.
(8)	Includes Ps.(14.9) million corresponding to higher values.
(9)	Includes Ps.(17.4) million corresponding to higher values.
(10)	Included under Trade accounts payable in the Consolidated Balance Sheet.
(11)	Included under Other liabilities in the Consolidated Balance Sheet.

The farms we purchased in the Republic of Bolivia are subject to mortgages, included under trade accounts payable in the Consolidated Balance Sheet. As of June 2009, the mortgage on “Las Londras” farm amounts to US$6.5 million, effective until January 22, 2011; the mortgage on “San Cayetano” and “San Rafael” farms amounts to US$ 5.1 million, effective until November 2010; and the mortgage on “La Fon Fon” farm amounts to US$ 4.9 million, effective until November 2010.

On December 2, 2008, an extension was agreed for the payment of US$ 1.7 million due for the purchase of the “San Pedro” farm, which has a mortgage on a parcel of its land set up to guarantee the payment for the purchase. Accordingly, the term for the payment is extended until September 30, 2009 plus interest at an annual rate of 7% since December 2, 2008 until September 30, 2009. This obligation was repaid upon maturity.

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

In addition, our subsidiary IRSA entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default IRSA should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, the credit default swap agreement with Credit Suisse International was amended. Thus, IRSA would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, pursuant to the terms of a separate credit default swap agreement. To secure performance of the obligations under the agreement with Credit Suisse International, IRSA made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (i) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, and (ii) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof. On September 15, 2008, March 15, 2009 and September 17, 2009, installments of principal for US$ 0.2 million were repaid in each opportunity.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension approved at the meeting of holders of such convertible notes on May 2, 2006. The convertible notes accrue interest payable semi-annually at a 10% fixed annual interest rate and are convertible at any time at the holder’s option into shares of common stock of Ps.0.10 par value each. The conversion rate per U.S. dollar is the lower of (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2009, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$47.2 million. If all the noteholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps.78.2.0 million par value) to 2,239.7 million (Ps.224.0 million par value). As of June 30, 2009, IRSA held US$31.7 million of Alto Palermo’s convertible notes.

IRSA’s 8.5% convertible notes due 2007

On November 21, 2002, our subsidiary IRSA issued US$100.0 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.545 per common share, which means that each US$1.00 principal amount of such convertible note may be exchanged for 1.8347 common shares. Additionally, each convertible note contains a warrant attached that grants its holder an option to acquire 1.8347 shares at a price of US$0.6541 each.

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

Acquisition of Alto Palermo’s Series I Notes. During fiscal year 2009 we acquired APSA’s Series I Simple Notes, accruing interest at a fixed rate and maturing in 2017 for US$ 5.0 million in nominal value, for which we paid US$ 2.1 million.

During fiscal year ended June 30, 2009 our subsidiary IRSA bought Alto Palermo’s Series I Notes, at a fixed interest rate and maturing in June 2017, for US$ 39.6 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the full price paid (including accrued but unpaid interest) was US$ 0.488 for a total amount of US$ 19.3 million.

In turn, in the course of fiscal year 2009, IRSA’s subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total amount of US$ 1.9 million.

Therefore, as of June 30, 2009, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 49.6 million in nominal value.

Acquisition of Alto Palermo’s Series II Notes. During fiscal year 2009 our subsidiary IRSA bought Alto Palermo’s Series II Notes, at a fixed interest rate and maturing in June 2012 (Argentine Peso-Linked Note) for US$ 15.1 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.5447 for a total of US$ 8.2 million.

In turn, in the course of fiscal 2009, IRSA’s subsidiary Alto Palermo repurchased some of its Series II notes for US$ 3.2 million in nominal value. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million.

Therefore, as of June 30, 2009, our consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

8.5% notes due 2017

On February 2, 2007, our subsidiary IRSA issued 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

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

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to its capital stock or the capital stock of its restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of its notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for IRSA’s qualified capital stock, plus

•	Any reduction in the indebtedness assumed by it or by any restricted subsidiary as a result of conversion into equity; plus

•	Any net reduction in investments in debt certificates (other than permitted investments) and in the returns on investments, plus

•	Any distribution received from unrestricted subsidiaries.

Acquisition of IRSA’s notes. During fiscal year 2009, we bought IRSA’s Simple Notes, accruing interest at a fixed rate and maturing in 2017, for US$ 28.2 million in nominal value, for which we paid US$ 11.6 million. As a result, our interest in IRSA’s Notes as of June 30, 2009 amounted to US$ 33.2 million.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent it US$ 33,558,448 which it applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal 12% over balances. Interest shall be repaid in semi-annual installments, maturing on April and October 28, each year. To guarantee the repayment of the loan, a mortgage has been set up on the property known as “Edificio República” for the amount thereof.

In April 2009 principal installments were paid for US$ 6.7 million.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.18.6 million, Ps.13.9 million and Ps.11.6 million for the fiscal years 2009, 2008 and 2007 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.176.9 million since fiscal year 1995.

We reach our objectives within this area through the implementation of domestic and international technological development projects focusing mainly on:

•	Quality and productivity improvement.

•	Increase in appreciation value of land through the development of marginal areas.

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

•

Certification of suitable quality standards, since in recent years worldwide agriculture has evolved towards more efficient and sustainable schemes in terms of environmental and financial standpoints, where the innocuousness and quality of the production systems is becoming increasingly important. In this context, Good Agricultural Practices (GAP) have emerged, as a set of practices seeking to ensure the innocuousness of agricultural products, the protection of the environment, the workers’ safety and well-being, and agricultural health, with a view to improving conventional production methods. Certification of such standards allows to demonstrate the application of Good Agricultural Practices to production systems and ensures product traceability, allowing to impose stricter controls to verify the enforcement of the applicable laws.

•

The implementation of a system of control and assessment of agricultural tasks for analyzing and improving efficiency in the use of agricultural machinery hired. For each of the tasks, a minimum standard to be fulfilled by contractors was set, which has led to do an improvement in the plant stand upon sowing, a better use of supplies and lower harvesting losses.

We do not have any patents or licenses that are material for conducting our business.

D. TREND INFORMATION

Agricultural Business

Our future operating results may be affected by variations in some factors, such as adverse changes in the price of commodities, the yield of crops, or changes in regulations. Though a recent significant drought has affected the main productive regions of the country, with a negative impact on the agriculture and livestock sectors in the 2008/2009 farm season, historical tendencies may not be representative of our future results. Our past results must not be considered indicative of our future performance. To mitigate certain risks associated with changes in weather and prices, we seek to apply hedging mechanisms through futures and option agreements in the grain market and to diversify our geographic areas of production.

Production and sales

At present we are engaged in various operations and activities including crops, cattle breeding and fattening, milk production, and certain forestry activities. We complement our operations with the purchase and sale of land to benefit from real estate valuations.

We conduct our business on owned and leased land. As of June 30, 2009, together with our subsidiaries, we owned 25 farms. Approximately 41,740 hectares of our own land are applied to, and suitable for crop production, whereas approximately 96,064 hectares are more suitable for beef cattle production and 4,334 hectares are applied to milk production.

The remaining 356,796 hectares consist mostly of land reserves. During fiscal year 2009, we leased 74 farms for crop and beef cattle production, which together spanned a total surface of 92,410 hectares, including double crop.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Uses of land
	Fiscal Year ended June 30,
	2005 (1) (6)	2006 (1) (7)	2007 (1) (7) (8)	2008 (1) (7) (8) (9)	2009 (1) (7) (8) (9) (10)
	(in hectares)
Crops (2)	39,831	41,283	53,579	63,900	115,411
Beef Cattle (3)	96,380	129,946	114,097	123,935	128,859
Milk	1,776	1,698	2,609	4,320	4,334
Sheep	—	—	90,000	90,000	100,911
Land reserves (4)	263,177	418,477	393,677	383,573	356,796
Owned farmlands leased to others	9,978	14,229	13,771	8,467	8,317

Total (5)	411,142	605,633	667,733	674,195	714,628

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	During fiscal year 2005, 16,299 hectares were leased for crop production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to crop production and 32,647 to beef cattle production (including the “Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for crop production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for crop production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for crop production and 32,795 were leased for beef cattle production.
(6)	Includes 977 hectares of “San Enrique” farm and 30,350 hectares of “Ñacurutú” farm, sold in fiscal year 2005.
(7)	Includes 6,022 hectares of “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of “El Gualicho” farm sold on July 25, 2005.
(8)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007. Includes 24% of 170 hectares owned by Cactus Argentina S.A.
(9)	Does not include 4,974 hectares of “Los Pozos” farm and 2,430 hectares of “La Esmeralda” farm, which were sold in fiscal year 2008.
(10)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 41,931 hectares of “Jerovia” farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include 1,829 hectares of El Recreo, wich were sold in fiscal year 2009.

Crops - Local

Production income from our Crops segment increased 0.9%, from Ps.117.5 million for fiscal year 2008 to Ps.118.6 million for fiscal year 2009, primarily as a result of a 8.9% increase in total production volumes, from 198,146 tons in fiscal year 2008 to Ps.215,857 tons in fiscal year 2009, mainly due to an increase in volumes of corn (9.9%), soybean (5.2%) and sunflower (40.4%) harvested, partially offset by a decrease of 1.0% in volumes of wheat harvested from year to year; and a 7.2% decrease in average prices of grain production.

The 8.9% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 59,639 hectares in fiscal year 2008 to 100,925 hectares in fiscal year 2009 (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.)

As of June 30, 2009, the harvested surface was 94.8% of our total sown surface, compared to 91.6% as of June 30, 2008.

In addition, the production volume in our Crops segment was adversely impacted by a 35.6% decrease in our average yields, from 3.32 tons per hectare during fiscal year 2008 to 2.14 tons per hectare in fiscal year 2009, mainly as a result of a 69.2% increase in the exploited surface in fiscal year 2009 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The average grain price (at market value) increased 8.9%, from Ps.558 per ton for fiscal year 2008 to Ps.607 per ton for fiscal year 2009.

Cost of production from our Crops segment increased 93.7%, from Ps.82.2 million in fiscal year 2008 to Ps.159.1 million in fiscal year 2009, primarily as a consequence of a higher production volume in fiscal year 2009 compared to the previous year, an increase in direct and indirect costs of production during fiscal year 2009 compared to the previous year, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds), and a larger number of hectares exploited during fiscal year 2009 (mainly leased to third parties) compared to the previous year.

Cost of production per ton increased 77.8%, from Ps.416 in fiscal year 2008 to Ps.740 in fiscal year 2009, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Sales from our Crops segment increased 70.0%, from Ps.86.9 million in fiscal year 2008 to Ps.147.7 million in fiscal year 2009, primarily as a consequence of a 56.2% increase in the sales volume, from 156,718 tons in fiscal year 2008 to 244,853 tons in fiscal year 2009, mainly due to a higher grain production volume during fiscal year 2009 and a higher level of grain inventories at the beginning of the year (112,174 tons at the beginning of fiscal year 2009 compared to 74,563 tons at the beginning of fiscal year 2008); and a 8.9% increase in average prices of grains sold, from Ps.558 per ton in fiscal year 2008 to Ps.607 per ton in fiscal year 2009.

Cost of sales from our Crops segment increased 71.2%, from Ps.76.0 million in fiscal year 2008 to Ps.130.1 million in fiscal year 2009, primarily as a result of a 56.2% increase in the volume of grain sold in fiscal year 2009 compared to the previous year, and a 8.9% increase in the average market price of grains in fiscal year 2009.

The average cost per ton sold increased 9.6%, from Ps.485 in fiscal year 2008 to Ps.531 in fiscal year 2009, mainly as a result of the higher average market prices of grains.

Crops - International

Production income from our Crops segment amounted to Ps.15.6 million in fiscal year 2009, mainly as a result of global production of 21,174 tons in fiscal 2009 corresponding to corn and soybean crops; and average price of grain production of Ps.281 and Ps.955 for corn and soybean crops, respectively.

The surface area devoted to our Crops segment production was 9,950 hectares. The yield per hectare was 4.10 and 1.73 tons per hectare for corn and soybean, respectively.

Cost of production from our Crops segment was Ps.16.8 million in fiscal year 2009. The total cost of production per ton was Ps.794, higher than expected mostly as a result of an increased use of supplies for production and higher costs of soil preparation and improvement, due to the commencement of operations.

Sales from our Crops segment amounted to Ps.16.8 million in fiscal year 2009, mainly as a result of a sales volume of 4,500 and 14,161 tons of corn and soybean, respectively, and an average price of grains sold during the year of Ps.400 and Ps.1,058 for corn and soybean crops, respectively.

Cost of sales from our Crops segment amounted to Ps.14.9 million in fiscal year 2009. The average cost per ton was Ps.799 during the current fiscal year.

Beef Cattle

Production income for the Beef Cattle segment decreased 24.3%, from Ps.23.9 million for fiscal year 2008 to Ps.18.1 million for fiscal year 2009, primarily as a result of a 6.4% decrease in the average price per kilogram of cattle produced, from Ps.2.7 during fiscal year 2008 to Ps.2.6 during fiscal year 2009 and 19.1% decrease in the production volume of beef, from 8,786 tons for fiscal year 2008 to 7,112 tons for fiscal year 2009, in part as a result of a 78.6% decrease in the production volume of heads finished in the feedlot during fiscal year 2009 compared to the previous year; the effect of the drought, which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages and a slight 5.8% decrease in births during fiscal year 2009 compared to fiscal year 2008.

The number of hectares dedicated to beef cattle production increased from 123,894 hectares in fiscal year 2008 to 128,859 hectares in fiscal year 2009. This increase was mainly due to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2009.

Cost of production from our Beef cattle segment decreased 15.9%, from Ps.19.3 million in fiscal year 2008 to Ps.16.2 million in fiscal year 2009. The lower cost of production from our Beef cattle segment during fiscal year 2009 is mainly attributable to lower volume of cattle beef production, mostly derived from a lower number of cattle heads finished in the feedlot and lower feeding costs due to the decrease in the number of heads fattened in the feedlot, partially offset by increased prices of supplies and the effects of the drought requiring higher feed portion volumes.

The direct cost per kilogram produced decreased 31.0%, from Ps.1.29 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Sales from our Beef cattle segment decreased 45.6%, from Ps.32.4 million in fiscal year 2008 to Ps.17.6 million in fiscal year 2009, primarily as a result of a 45.6% decrease in beef sales volume, from 11,677 tons in fiscal year 2008 to 6,348 tons in fiscal year 2009, as a result of a lower production volume of cattle finished in the feedlot and delays in steer fattening due to the drought.

The average cattle stock increased from 92,555 heads in fiscal year 2008 to 94,460 heads in fiscal year 2009, primarily as a result of the lower volume of sales described above.

Cost of sales from our Beef cattle segment decreased 45.9%, from Ps.30.0 million in fiscal year 2008 to Ps.16.2 million in fiscal year 2009, primarily as a result of a 45.6% decrease in the beef sales volume in fiscal year 2009; and an average price of Ps.2.78 per kilogram sold in both periods.

Milk

Production income for the Milk segment increased 9.7%, from Ps.18.4 million in fiscal year 2008 to Ps.20.2 million in fiscal year 2009. This increase was mainly due to a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 in fiscal year 2009 and a slight 0.3% increase in milk production volumes, from 20.8 million liters in fiscal year 2008 to 20.9 million liters in fiscal year 2009. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 3,174 in fiscal 2008 to 3,286 in fiscal 2009); and (ii) partially offset by a slight 3.1% decrease in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2008 to 17.4 liters in fiscal year 2009.

Cost of production for the Milk segment increased 28.0%, from Ps.14.3 million in fiscal year 2008 to Ps.18.3 million in fiscal year 2009. This increase was mainly due to the impact of higher indirect and feeding costs as a consequence of the drought, which generated an increased use of dietary supplements.

As a result of the above, cost of production per liter of milk increased from Ps.0.69 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Sales from our Milk segment increased 10.2%, from Ps.17.5 million in fiscal year 2008 to Ps.19.3 million in fiscal year 2009, primarily as a result of a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 per liter in fiscal year 2009; and a 0.3% increase in production volume mainly due to a higher number of dairy cows being milked, slightly offset by a decrease in the efficiency level of production.

Cost of sales from our Milk segment increased 9.6%, from Ps.17.6 million in fiscal year 2008 to Ps.19.3 million in fiscal year 2009, primarily as a result of a 9.9% increase in the level of prices of milk which had an impact on the cost of sales; and a 0.2% increase in the sale volume of milk.

Farmlands

Sales from our Sales of farmland segment decreased 91.5% from Ps.23.0 million in fiscal year 2008 to Ps.2.0 million in fiscal year 2009. During fiscal year ended June 30, 2009, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca for a price of Ps.1.1 million (US$0.36 million). Additionally we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta for a price of Ps.2.0 million (US$ 0.5 million). During fiscal year ended June 30, 2008, we signed the deed of sale for a parcel of land of 4,974 hectares of the “Los Pozos” farm located in the Province of Salta for a price of Ps.3.5 million (US$ 1.1 million) and we sold a parcel of land of 2,430 hectares of the “La Esmeralda” farm located in the Province of Santa Fe for a price of Ps.19.5 million (US$ 6.2 million).

Cost of sales from our Sales of farmland segment decreased 96.9% from Ps.3.0 million in fiscal year 2008 to Ps.0.1 million in fiscal year 2009. During fiscal year ended June 30, 2009, the cost of sales of the 1,829 hectares of our El Recreo farm was Ps.0.2 million and was recognized in the prior fiscal year as established in Technical Resolution No. 17 and the cost of sales of the 1,658 hectares of our Los Pozos farm was Ps.0.1 million. During fiscal year ended June 30, 2008, the cost of sales of a parcel of land of 4,974 hectares of our Los Pozos farm was Ps.0.3 million and the cost of sales of a parcel of land of 2,430 hectares of our La Esmeralda farm was Ps.2.7 million.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina, the United States Department of Agriculture (“USDA”) and the Food and Agriculture Organization of the United Nations (“FAO”).

Wheat

USDA projections for the 2009/2010 campaign at global level estimate a production of approximately 671.9 million tons of wheat, 1.6% lower than the previous campaign, when crop growing conditions were excellent in most producing countries. As regards Argentina, the USDA projects an 8.0 million ton production for the 2009/2010 season, 4.8% lower than the prior year campaign, and 55.6% lower than the amount harvested in the 2007/2008 campaign. The rising prices of supplies required for wheat implantation, the lower producer prices prospects, coupled with the prolonged dry weather during the previous campaign, have had an impact on the incentive to grow this crop.

The FAO forecasts that the world wheat output in 2009 is at 678,6 million tones, 0.4% lower than the previous year. In South America, the FAO estimates that a 4% decrease in the production, largely as a consequence of the drought that has affected Argentina since May. For 2010, the sown area is expected to be down in North America and the European Union, partially offset by an increase in the wheat area in East Europe and in Asia.

Corn

Globally, the USDA estimates a 0.3% decrease in corn production for the 2009/2010 campaign, totaling 789.7 million tons vis-à-vis 791.9 million tons in the previous cycle. The sown area is estimated in 156.9 million hectares, which remained relatively unchanged compared to the previous campaign.

For Argentina, the USDA estimates that corn production would reach approximately 14.0 million tons, 11.1% higher than in the 2008/09 campaign.

Soybean

In the case of soybean, for the 2009/2010 campaign, the USDA projects a world production of 250.2 million tons, 18.7% more than the previous year. Most of this increase arises from the estimation that a recovery will take place in Argentina and Brazil, which were undergoing a severe drought in the major productive regions in the previous campaign.

For Argentina, the USDA estimates project a production of 53.0 million tons for the 2009/10 campaign, 65.6% higher than that of 2008/09, and 14.7% higher than the 2007/08 campaign.

Sunflower

Globally, sunflower production for the 2009/2010 campaign is projected at approximately 31.7 million tons compared to 33.1 million tons in the previous year.

According to the USDA’s report, the Argentine production of sunflower is forecast to be 3.2 million tons, 11.4% higher than the 2008/09 campaign.

Beef Cattle

In connection with world beef cattle production, for 2009 the FAO estimates a 1.2% decrease, reaching 64,4 million tons. This sector has been affected by a falling consumer demand and poor pastures conditions, as a consequence, a decrease in the beef cattle production is expected in Australia, Brasil, China, the European Union, the Russian Federation, Ukraine and the United States. In addition, in 2010, beef cattle production is expected to fall to 64.0 million tones.

On the other hand, Argentina has been affected by a longstanding drought which has impacted cattle stocks. In addition, this sector has been affected by the high prices of supplies and cumbersome access to credit. Consequently, according to FAO estimates, production is forecast to remain in the order of 3.1 million tones in Argentina during 2009.

Milk

According to the FAO, during 2009, the world production of milk is expected to reach 701 million tones, 1.3% higher than the previous year. This increase is below the average rate of growth of world milk production of 2.0% prevailing during the previous decade. Production will grow more in developing countries than in developed countries and, accordingly, an increase of 4% is expected in the developing countries in 2010 and a stagnation of output in the developed countries in 2010. The production in Asia is estimated to grow by 3% in 2009 and 4% in 2010. In Europe, output is expected to remain relatively unchanged in 2009 and in 2010 and in the United States, milk production is estimated to decrease 1% in 2009 and to fall 1% in 2010 as a result of higher cost of feeding cattle and the low price incentives. In addition, a slowdown in the rate of growth in South America is anticipated due to adverse weather conditions and poorer pastures.

For Argentina, the FAO forecasts that production is expected to reach 10.4 million liters during 2009 1% higher than that of 2008. This increase is lower than that of the period 2007/2008 as a consequence of adverse weather conditions. According to the FAO, the production increased at the end of the period as a consequence of the improved weather condition and compensation (Ps.0.20 per litre) provided by the Government in July 2009.

Real Estate Business

After the economic crisis suffered last year, the global economy is moving forward to an expansion track together with much better financial conditions. According to IMF “World Economic Outlook” released in October 2009, world total output will reduce 1.1 % in 2009, while it is projected that it will grow around 3.1 % in 2010. This is mainly because financial market sentiment and risk appetite have rebounded, banks have raised capital and wholesale funding markets have reopened, and emerging market risks have eased.

Within this international context, Argentina’s GDP is expected to rebound for year 2010, in the year 2009 to date a slow-down has been perceived in the level of activity: the EMAE indicator, a monthly estimate of economic activity, shows a recovery and growth for August and September while it showed a slowdown for the precious months and is forecasted, by Estudio Broda & Asoc, to have a negative growth of 3.2% for the whole calendar 2009. Nevertheless, IRSA believes that its business lines are well positioned to face a scenario of reduced economic growth thanks to its levels of cash flow generation and long term debt maturity profiles.

As regards macroeconomic indicators, though the country’s fiscal surplus has deteriorated during the first ten months of 2009 compared to the same period of the previous fiscal year, Argentina’s external accounts have performed favorably as the current account is projected to yield a US$ 8,600 million surplus in 2009, 13.4% higher than the figure posted a year earlier. Therefore, the Argentine Central Bank maintains a solid position in terms of reserves and as of October, 2009 it had succeeded in accumulating US$ 46,949 million. On top of the stabilization perceived in global financial conditions, the above circumstances have helped to improve liquidity conditions in the local market and access to credit by companies. For more information see Item 3 “Risk Factors – Risk related to Argentina there are concern about accuracy of Argentina’s official inflation statistics”.

As concerns the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish) prepared by the Argentine Institute of Statistics and Censuses (INDEC), construction activities showed an insignificant growth (0.07%) in October 2009 compared to the same month of the previous fiscal year, meaning that this activity is back to the levels it had before the crisis gained momentum. As regards retail sales, accumulated sales in supermarkets and shopping centers altogether have grown 16.7 % accounting for the period January-October 2009 compared to the same period last year.

As regards the demand for homes in the residential real estate market after the shrinkage in demand seen in the first half of the year, home prices remained relatively stable and there was an increase in the number of real estate transactions closed in the third calendar quarter of 2009. Compared to other countries, no sub-prime mortgage crisis is to be expected in our market affecting the value of homes as it occurred in other economies because home loans here still stand for less than 2% of this country’s GDP.

As concerns the office rental market in Buenos Aires, since the end of 2008 and as a result of the changes occurred in the economic scenario and the larger availability of surface area mainly due to the addition of footage to the market, there was an increase in vacancy rates which affected the general market price levels.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (“ETI”) as of September, 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 16% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak.

A return to an adequate pace of growth is widely expected for Argentine GDP during the next year. A confirmation of these expectations coupled with the strong position of Argentine Central Bank reserves, the country’s competitive position in the world food export markets and the probable restructuring of the remaining sovereign debt could lead to improved consumer and investor confidence. Given this scenario, IRSA expects a growth in transaction volumes for the local financial markets, leading to credit expansion and the persistence of trends observed in the last few months showing stabilization and reduction on local spreads levels. Of course, no assurances can be given about the materialization of these economic expectations, the continuation of current favorable trends and the sustainability of credit expansions.

Despite an overall less favorable context, IRSA’s segments continue to show a robust position in the current scenario thanks to the quality of our assets, which the market still perceives as attractive. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness. This allows IRSA to assert that we are in a position to sustain its market leadership.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO.com guarantees certain brokerage transactions. Under the agreement, FyO.com guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2009, the value of transacted merchandise for which guarantees were granted amounted to Ps.9.1 million. As of the date of this Annual Report, there were non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of this Annual Report, the value of transacted merchandise for which guarantees were granted amounted to Ps.7.1 million.

Real Estate Business

At June 30, 2009, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2009:

	Payments due by period (In million of Pesos) (5)
Detail	Total	Less than 1 year	More than 1 year and up to 3 years	More than 3 years and up to 5 years	More than 5 years
Non-convertible notes (1) (2)	747.6	24.8	48.1	(2.3)	677.0
Non-convertible notes accrued interest (1) (2)	580.8	74.6	149.9	94.1	262.2
Convertible notes (3)	58.7	—	—	—	58.7
Convertible notes accrued interest	32.4	5.9	11.8	11.8	2.9
Charitable donations (4)	1.1	1.1	—	—	—
Guaranteed loans	153.1	58.2	66.3	28.6	—
Non-guaranteed loans	250.4	250.4	—	—	—
Secured obligations	146.6	57.3	89.3	—	—
Non-secured obligations	123.8	71.4	23.5	7.8	21.1
Management fee payable (4)	—	—	—	—	—
Total	2,094.5	543.7	388.9	140.0	1,021.9

(1)	APSA’s Serie I notes accrues interest at a fixed rate of 7.875% per annum, APSA’s Serie II notes accrues interest at a fixed rate of 11.0% per annum and IRSA’s notes accrues interest at a fixed rate of 8.5% per annum.
(2)	Includes expenses of issuance of debt (under AR GAAP expenses incurred in connection with the issuance of debt are classified as debt from short to long term, as appropriate).
(3)	Accrues interest at a fixed rate of 10.0% per annum.
(4)	Obligations do not accrue interest.
(5)	Includes accrued and prospecting interest.

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and employees

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of ten directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at the shareholders’ meetings held on October 10, 2007, October 31, 2008, and October 29, 2009, for terms expiring in the years 2009, 2010 and 2011 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/09	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/11	10/31/08	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders meeting.

Jorge Oscar Fernandez, Pedro Dalmaso Labaqui Palacio, Daniel Elias Mellicovsky,Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo S.A. (APSA), IRSA, Cresud S.A.C.I.F. y A., Shopping Alto Palermo S.A., Consultores Asset Management, Banco Hipotecario and BACS Banco de Crédito & Securitización (“BACS”), among other companies. He is also director of BrasilAgro and trustee of Hersha Hospitality Trust among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

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

Employment contracts with our directors

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, and minimum age requirements, protection of young workers and suspension and termination of the contract.

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

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of four and a maximum of seven directors and one alternate member, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the day to day business, pursuant to delegation from Board of Directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 29, 2009:

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

At our shareholders meeting held on October 29, 2009 the shareholders approved an aggregate remuneration of Ps.4,568,790 million for all of our directors for the fiscal year ended June 30, 2009.

Compensation of Supervisory Committee

The shareholders meeting held on October 29, 2009, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2009 was Ps.4.9 million.

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

On November 3, 2008, our board of directors officially appointed Jorge Oscar Fernández, Daniel Mellicovsky and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. Jorge Oscar Fernández is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b) (1).

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2009, we had 479 employees corresponding to the agricultural business, including the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) and Futuros y Opciones.Com, but not those of Agro-Uranga S.A. and 2,593 employees corresponding to the real estate business.

Approximately 50% of employees in our agricultural business are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage.

IRSA’s employees in our real estate operations are represented by various unions, as follows: approximately 15% are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC); approximately 3% are represented by the Horizontal Property Union (SUTERH), and approximately 5% are represented by the Administrative Construction Union (UECARA). Shopping Centers and Consumer financing employees are also represented by the Commerce Union. Approximately 60% of our total employees are under collective bargain agreements. Hotel workers are represented by the Tourism, Hotel and Restaurant Labor Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table sets forth the number of employees in our various businesses for the fiscal year ended June 30, 2009, 2008 and 2007.

	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers(3)	Hotels(4)	Credit Card(5)
As of June 30, 2007	346	17	228	983	785	1,302
As of June 30, 2008	441	26	243	1,043	764	1,298
As of June 30, 2009	479	11	209	1,001	694	689

(1)	Agricultural Business includes the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) and Futuros y Opciones.Com, but not those of Agro-Uranga S.A.
(2)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(3)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.
(4)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(5)	Credit cards include Tarshop.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of November 30, 2009.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of November 30, 2009:

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
Directors
Eduardo S. Elsztain (1)	Chairman	166,956,527	34.8%	82,984,205
Saúl Zang	First vice-chairman	1,548,141	0.33%	817,480
Alejandro G. Elsztain	Second vice-chairman / Chief Executive Officer	1,288,900	0.31%	1,314,289
Gabriel A. G. Reznik	Director	—	—	—
Jorge Oscar Fernández	Director	2,843,148	0.50%	—
Fernando A. Elsztain	Director	—	—	—

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
David A. Perednik	Director /Chief Administrative Officer	106,063	0.02%	29,727
Pedro Damaso Labaqui Palacio	Director	—	—	—
Daniel E. Mellicovsky	Director	—	—	—
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural real Estate	63,790	0.01%	23,790
Salvador D. Bergel	Alternate director	—	—	—
Juan C. Quintana Terán	Alternate director	—	—	—
Gastón A. Lernoud	Alternate director	—	—	—
Enrique Antonini	Alternate Director	—	—	—
Eduardo Kalpakian	Alternate Director	—	—	—
Senior Management
Gabriel Blasi	Chief Financial Officer	31,303	0.01%	42,165
Alejandro Bartolomé	Chief Executive Officer of the Argentine Operation	—	—	—
Carlos Blousson	Chief Executive Officer of the International Operation	4,817	0.00%	1,817
Supervisory Committee
José D. Abelovich	Member	—	—	—
Marcelo H. Fuxman	Member	—	—	—
Roberto Murmis	Member	—	—	—
Silvia C. De Feo	Alternate member	—	—	—
Alicia Rigueira	Alternate member	—	—	—
Sergio Kolaczyk	Alternate member	—	—	—
Executive Committee
Saúl Zang	Member	1,548,141	0.33%	817,480
Eduardo S. Elsztain	Member	166,956,527	34.77%	82,984,205
Alejandro G. Elsztain	Member	1,288,900	0.31%	1,314,289

(1)	Includes (i) 166,954,604 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner (this figure does not include approximately 866,157 ADRs allotted by the Company and finally credited on December 2, 2009), (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 1,053 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 82,984,205 Cresud’s warrants which entitles him to acquire 29,127,952 new common shares through the exercise of those warrants.
(2)	Pursuant to a Prospectus (the “Prospectus”), dated March 11, 2008, contained in Cresud’s Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, Cresud offered (the “Rights Offering”) to its common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009). The Bank of New York, as Cresud’s ADS rights agent, made available to holders of its ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009).

Prior to their expiration on May 22, 2015, the New Warrants are exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). Cresud accepts the exercise of New Warrants to purchase whole new common shares. The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants is of US$ 1.68 and are payable in U.S. dollars (this price was adjusted to US$ 1.5954 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009) . ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York, as Cresud’s depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

Item 7.	Major shareholders and related party transactions

A. MAJOR SHAREHOLDERS

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES and all our directors and officers as a group. Percentages are expressed on a fully diluted basis.

	Share Ownership as of November 30, 2009
Shareholder	Number of Shares	Percentage(6)
IFISA(1)(2)	166,954,604	34.8%
D.E. Shaw & Co L.P.(3)	42,431,470	7.5%
Directors and officers(4)	5,887,225	1.2%
National Social Security Agency (ANSES)	16,345,369	2.9%
Total	231,618,668	41.0%

(1)	Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 31.84% of IFIS capital stock, which owns 100% of IFISA.
(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 34.8% of our total shares, which includes (i) 166,954,604 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner (this figure does not include approximately 866,157 ADRs allotted by the Company and finally credited on December 2,2009), (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 1,053 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 82,984,205 Cresud’s warrants which entitles him to acquire 29,127,952 new common shares through the exercise of those warrants.
(3)	According to the 13F Form filed with the SEC as of September 30, 2009.
(4)	Includes only direct ownership of our Directors and Senior Management.

As of June 30, 2006, 2007, 2008 and 2009, IFISA owned 21.2%, 32.8% and 32.5% and 34.7% respectively, of our total shares. The increase in the ownership from 2006 to 2007 was due to the conversion of Cresud’s convertible notes and Warrants that IFISA owned. IFISA has the same voting rights as our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2009	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007	As of June 30, 2006
	%	%	%	%	%
IFISA(1)(2)	34.8%	34.7%	32.5%	32.8%	21.2%
D.E. Shaw & Co L.P.(3)	7.5%	8.1%	7.2%	—	—
Directors and officers(4)	1.2%	1.2%	1.0%	1.0%	1.3%
National Social Security Agency (ANSES)	2.9%	2.9%	3.2%	3.7%	4.9%

(1)	Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 31.84% of IFIS capital stock, which owns 100% of IFISA.

(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 34.8% of our total shares, which includes (i) 166,954,604 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner (this figure does not include appxoximately 866,157 ADRs allotted by the Company and finally credited on December 2,2009), (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 1,053 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 82,984,205 Cresud’s warrants which entitles him to acquire 29,127,952 new common shares through the exercise of those warrants.
(3)	According to the 13F Form filed with the SEC as of September 30, 2009.
(4)	Includes only direct ownership of our Directors and Senior Management.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangments for change in control

There are no arrangments that may at a subsequent date in a change in control.

Securities held in the host country

As of November 30, 2009, the Company ’s total issued and outstanding capital stock outstanding consisted of 501,539,733 common shares. As of November 30, 2009, there were approximately 46,676,737 Global Depositary Shares (representing 466,767,730 of our common shares, or 93.1% of all of our outstanding shares held) in the United States by approximately 107 registered holders of global Depositary Shares.

As of November 30, 2009 our directors and senior officers controlled, directly or indirectly, approximately 35.9% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. RELATED PARTY TRANSACTIONS

Exercise of IRSA warrants

On September 30, 2007 we exercised 20.5 million warrants issued by IRSA, thereby acquiring 37.6 million IRSA common shares for a total purchase price of US$ 24.6 million. Also, on October 25, 2007 we exercised all of the remaining warrants issued by IRSA that we owned (12.5 million) to acquire 22.9 million common shares at a total purchase price of US$15.0 million. The holders of IRSA warrants exercised a total of 99,896,806 warrants. At the date of this document, there are no IRSA warrants or convertible bonds outstanding. As a result of the exercise of warrants, our investment in IRSA’s common shares increased from 25.0% on June 30, 2007 to 34.6% on December 31, 2007.

Headquarters

Since December 2001 until December 2003 we have leased our head quarters from Alto Palermo. We payed a monthly lease fee of Ps. 2,541. This leasing agreement was terminated in February 2004.

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

As of, September 2005, we lease one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A., a subsidiary of IRSA. The agreement had an initial duration of 36 months and we paid a monthly rent of US$ 7,744.66

As of January 2008, we also lease one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A. The agreement, effective as from January 2008, has an initial duration of 36 months. We pay a monthly rent of US$6,583 for the agreement.

Eduardo S. Elsztain, our chairman is also the chairman of the board of directors of Alto Palermo. Saúl Zang, our first vice-president is also director of Inversora Bolívar and Alejandro Gustavo Elsztain, our second vice-chairman is the vice chairman of Inversora Bolívar. In addition, Fernando Adrián Elsztain who is the chairman of Inversora Bolívar is also our director.

Lease Agreement

We lease a farm located in the Province of Córdoba, from Isaac Elsztain e Hijos S.C.A., pursuant to a lease agreement executed in July, 2008. This lease agreement has a term of three years and an option to extend the lease for three additional years. The leased farm has an extension of 12,227 hectares.

The rent was agreed to be paid in the following conditions: (i) for the first year the equivalent in Pesos of 1 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on La Nación newspaper, the previous Saturday of the payment date.

We pay a rent of Ps.0.04 million during the fiscal year ended June 30, 2008.Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

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

Fees totaled Ps.13.6 million, Ps.2.2 million and Ps.5.5 million for the years ended June 30, 2009, 2008 and 2007, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.
Donations to Fundación IRSA

From time to time, the Company donates money to Fundación IRSA, a charitable, non-for-profit organization, the President of which is Eduardo Elzstain, a significant shareholder and

Chairman of the Board of Directors of the Company. During the fiscal year ended June 30, 2009, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps.2.6 million. The Company made no donations to Fundación IRSA during the fiscal year ended June 30, 2008 and 2007.

Agreement for the Exchange of Corporate Service between Cresud, IRSA andAlto Palermo

Considering that each of our Company, IRSA and Alto Palermo have operating areas which are somehow similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, IRSA, Alto Palermo entered into an Agreement for the Exchange of Corporate Services, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The Agreement for the exchange of Corporate Services among Alto Palermo, IRSA and us, which currently provides for the exchange of services among the following areas: Human Resources, Finance, Institutional Relationships, Management & Control, Systems & Technology, Insurance, Errands, Running Service, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design & Development and Works Department, Internal Audit, Real Estate, Hotels & Tourism and Risks & Processes. The exchange of services consists in the provision of services for value in relation to any of the aforementioned areas by one or more of the parties to the agreement for the benefit of the other party or parties, which are invoiced and paid primarily by an offset against the services provided by any of the areas and, secondarily, in case of a difference between the value of the services rendered, in cash.

Under the said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the us with IRSA and Alto Palermo.

It is worth mentioning that in spite of the above, the Company, IRSA and Alto Palermo continue to be absolutely independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Daniel Mellicovky has been appointed as individual responsible person on behalf of the Company a member of the Auditing Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004, and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2007 and the Third Agreement was filed on December 15, 2009.

See Exhibit 4.4 and Note 8 to our audited consolidated financial statements contained elsewhere in this Annual Report.

Legal Services

During the years ended June 30, 2009, 2008 and 2007, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps.4.8 million, Ps.0.7 million and Ps.0.3 million, respectively. Certain directors of the Company are partners of the law firm.

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

During 2006 and 2007, IFISA converted all of its convertible notes and exercised all of its warrants. The conversion term of our convertible notes issued on November 21, 2002 expired on November 14, 2007. As a result IFISA owned, as of December 31 2007, 32.1% of our common shares.

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

As of February 28, 2009, after taking part in our Company’s capital increase as a subscriber and after increasing its stake by acquiring floating shares, IFISA owned 163,550,700 Cresud’s shares representing 34.4% of our Company’s total outstanding shares, and it was also owner of 73,023,731 warrants.

Additionally, between March and June 2009, IFISA acquired in the market 554,768 shares of Cresud, increasing it holding to 34.8% of our Company, hence acquiring 7,131,855 warrants.

Purchase of Cresud Convertible Notes by Directors and Shareholders

As of June 30, 2007 and 2006, certain directors and shareholders were also holders of convertible notes, totaling US$0.04 million and US$14,992,438 which US$14,984,838 corresponds to IFISA and US$7,600 to Clarisa Lifsic.

The conversion term of our convertible notes expired on November 14, 2007. As of June 30, 2009, there were no additional convertible notes.

Incorporation of new companies

In September 2008, as part of the expansion of South American agribusiness, Cresud along with Carlos Casado S.A. incorporated Cresca S.A., each with a 50% interest respectively in Cresca S.A.’s capital stock. Cresud will act as advisor for the new company pursuant to an advisory contract, for livestock farming and foresting of a significant rural property located in Paraguay. Cresud may eventually also act as advisor in connection with an area of up to 100,000 acres that is also located in Paraguay, pursuant to an option exercised by the Company, granted by Carlos Casado S.A.

In the context of its business plan for expansion of its agribusiness activities in South America, Cresud, through its subsidiaries Agrology, IGSA and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.), has also incorporated companies with parcels of land in Bolivia and has acquired a company in Uruguay.

Accordingly, the following companies were incorporated: Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria , Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. The shareholders of these companies are: Agrology, with a 95.12% interest; IGSA and Agropecuaria Anta S.A., with a 2.44% interest each in each of the companies. The companies with operations in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired land for agricultural development. In this way, Cresud maintains a 99.99% participation in such companies, dedicated to agricultural development.

Additionally, during the month of October 2008, the company acquired, by means of its parent Agrology a 100% participation in a company named Helmir S.A., located in Uruguay, which has a broad corporate purpose.

In the context of further expanding its agribusiness operations in South America, Cresud and IGSA have made an additional capital investment in Agrology in the amount of Ps. 1,839,805. This contribution was made by the shareholders in proportion to their holdings on June 30, 2009, and both companies maintained their previous participation percentages. The proceeds, in part, were used to finance the operations of Cresud Internacional, by making an investment in Helmir in the amount of US$1,661,420.

Capital increase

In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the market conditions, in the first quarter of fiscal year 2009 the Company decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in Tarshop from 80% to 93.4%.

During the second quarter of fiscal year 2009, the Company has provided financial assistance to Tarshop for Ps. 105 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.59%.

Consolidation with IRSA

During the fiscal year ended June 30, 2009, we acquired directly or indirectly 78,181,444 additional shares of IRSA. Our equity interest in IRSA is 55.64% as of June 30, 2009. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

Purchase of IRSA’s shares

As of June 30, 2009, we have invested approximately Ps.789.0 million to acquire our current 55.64% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies.

Subsequent to the close of the fiscal year and until the date of this annual report, The Company purchased 8,553,510 shares issued by IRSA, of nominal value 1.0 each, for an average price of US$0.5529 and for an aggregate amount of US$4.7292 million.

Purchase of shares of BrasilAgro

In September 2005, along with other Brazilian partners, we incorporated BrasilAgro, a company dedicated to exploring opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and local common stock offering, and on June 30, 2009 were holders of 19.14% of outstanding common shares of BrasilAgro. At June 30, 2009, our investment in BrasilAgro represented approximately 3.8% of our total consolidated assets.

Subsequent to June 30, 2009, we acquired in the São Paulo Stock Exchange 1,925,600 shares of BrasilAgro, for a weighted average price of US$4.4955 per share and a total price of US$12.5 million. Thus, our participation in BrasilAgro now amounts to 22.44%.

Purchase of Alto Palermo Series I Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$ 39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under this Program. The average weighted price was US$ 0.4628, totaling US$ 18.3 million.

Purchase of Alto Palermo Series II Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$ 15.1 million nominal value Series II fixed-rate Alto Palermo Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$ 0.5447, totaling US$ 8.2 million.

Purchase of Alto Palermo Series I Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 5.0 million nominal value Series I fixed-rate Alto Palermo Notes due June 2017 under this Program. The average weighted price was US$ 0.3800, totaling US$ 1.9 million.

Purchase of IRSA Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 28.2 million in principal amount of IRSA’s Fixed Rate Notes due 2017. The average weighted price was US$ 0.3830, totaling US$ 10.8 million.

Purchase of Shares by IRSA.

Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by us of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million.

Security Loans

IGSA assigned Agrology the securities loan agreement with IFISA executed on March 12, 2008, which granted 790,631 ununcumbered Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of Ps.1.0 per share, of IRSA.

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

IRSA increased its investment in Banco Hipotecario

Several of our directors are also directors of Banco Hipotecario.

IRSAhas increased its investment in Banco Hipotecario since 2004. As of the date of this annual report,IRSA owned directly and indirectly Class D shares representing an 26.86% stake in Banco Hipotecario, which gives IRSA the right to cast 41.92% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario.

As of the date of this annual report, other companies affiliated with our chairman, Eduardo Elsztain (including IFIS, of which IFISA is a wholly owned subsidiary), owned Class D shares representing 1.12% of Banco Hipotecario and currently affording such holders the right to cast 1.75% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario. As a result, as of the date of this annual reportIRSA and other affiliated companies owned in the aggregate Class D shares representing 27.98% of Banco Hipotecario’s shares, currently affording IRSA and such other affiliated companies the right to cast, in the aggregate, 43.67% of the total votes that may be cast at a shareholders meeting and to nominate 6 of Banco Hipotecario’s 12 directors.

Dolphin Fund

Since 1996, IRSA has invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to IRSA’s net (loss) gain on holding Dolphin Fund Plc. for the years ended June 30, 2007, 2008 and 2009 were Ps.46.8 million, Ps.(37.8) million and Ps.(12.1) million, respectively.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2009, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.1.0 million with an average interest rate of 12%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public, and was made on market terms.

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

Cactus Argentina S.A.

The Judge of the Petty Offenses Court of the City of Villa Mercedes issued decision No. 2980/08 related to the situation of Cactus in that city whereby it ordered the company to discontinue its activities and move its premises located in provincial highway 2B” within a term of 36 months.

The Company should have not more than 18,500 head of cattle within such 36-month term.

An appeal against the said decision was filed before the Municipality but such appeal was dismissed on April 7, 2009 by Decree No. 0662/09, thus confirming the decision of the Petty Offenses Court. According to the procedures followed by the administrative courts of the City of Villa Mercedes, Cactus should discontinue its activities and move its premises by April 7, 2012.

Cactus has filed an appeal before the Supreme Court of Justice of the Province of San Luis challenging the legality of the decisions rendered by the Petty Offenses Court of the City of Villa Mercedes. Such appeal is currently pending and no decision has been rendered by such court so far.

Inversiones Ganaderas

Exagrind S.A. has filed a lawsuit against our subsidiary IGSA to recover damages and losses produced by a fire in Estancia San Rafael which is close to “Tali Sumaj,” Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps.2.9 million at the date the claim was filed.

IGSA argued that Exagrind’s claim was incorrectly processed and requested that the first instance judge order a new notice of processed, which request was granted by the judge. Exagrind successfully appealed such decision. IGSA filed subsequent appeals requesting to be given the remainder of the legal term to answer the lawsuit, since at the time of Exagrind’s appeal the legal term, had not yet expired; such appeals were rejected by both first and second instance courts, ending with an appeal to the Supreme Court of the Province of Catamarca. To date, a decision from the appellate court is still pending.

Additionally, in March 2007, under the request of Exagrind S.A., the court in charge of the case ordered a general inhibition of IGSA’s assets. In June 2007, that measure was revoked and replaced by an attachment on the real estate.

Regarding the provisions set forth by the Court in its final decision No. 01/08 suspending the terms to answer demand, on April 1, 2008, IGSA contest the application which was provided on April 16, 2008, except to the presentation of lack of standing there is transfer to the plaintiff and for providing from 6 May 2008, is moving to answer your chance. To date the cause of this leaflet is to request the opening of the case to trial.

Exportaciones Agroindustriales Argentinas

On January 11, 2007 our affiliate Cactus and we (solely nominee Argentine legal purposes) acquired 100% of the capital stock of EAASA. On September 13, 2007, EAASA received an information request from theArgentine Central Bank relating to its obligation to repatriate foreign currency proceeds for an aggregate amount of US$0.9 million from certain exports of agricultural products prior to our acquisition. Information requests often are a first step by the Argentine Central Bank in its initiation of administrative proceedings relating to possible breaches of foreign exchange regulations.

On October 8, 2007, EAASA requested an extension of the time to answer the Argentine Central Bank’s information request in order to analyze the relevant accounts and operations. The Central Bank granted EAASA an extension of 30 business days from October 30, 2007 to answer the information request. EAASA answered the Argentine Central Bank’s information request on time. Breach of exporters’ obligations to repatriate export proceeds is subject to fines of up to ten times the amount involved and other penalties imposed pursuant to Argentine Criminal laws. We cannot assure you that the Argentine Central Bank will not initiate an administrative proceeding against EAASA, and that as a result of any such proceeding Argentine Central Bank will not impose fines and penalties that adversely affect the financial condition and results of operations of EAASA.

Agropecuaria Anta S.A.

On September 17, 2007, certain individuals filed an action to enforce constitutional rights known as amparo against the Ministry of Production and Employment of the Province of Salta and Agropecuaria Anta S.A. before the Second Chamber of the Indictment Court (Cámara de Acusación – Sala II) of the Province of Salta. The plaintiffs seek an exceptional remedy to protect their constitutional rights, in the form of a declaration that Resolution No. 403 enacted by the Ministry is null and void. Resolution No. 403, dated September 23, 2004, authorized Agropecuaria Anta to convert certain forested plots of land into non-forest land for agricultural purposes. The plaintiffs argued that such Resolution was enacted through an irregular administrative proceeding and is therefore unconstitutional.

On November 15, 2007, Agropecuaria Anta S.A., as co-defendant, filed a response to the complaint, arguing against the remedy sought, primarily on the grounds that the plaintiffs failed to fulfill the procedural and legal prerequisites to filing the action. Agropecuaria Anta S.A. further argued that the summary proceeding, as an exceptional remedy, is only available to protect individuals’ constitutional rights or to prevent an imminent threat to such rights and does not apply in this case, since Resolution No. 403 was enacted three years prior.

On September 23, 2008, Agropecuaria Anta S.A. filed a pleading informing the court of the issuance of Decree No. 398/08, which approved the agreement between Agropecuaria Anta and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN), including (i) the approval of the investments made by Agropecuaria Anta; (ii) the recognition of the validity and effectiveness of the permits for our operations; (iii) the designation of the Secretaría de Asuntos Agrarios to coordinate with Agropecuaria Anta and find a solution to the claims of the landless cattle raisers (pastajeros). Also, Agropecuaria Anta requested in the pleading that the resolution of the court conform to the prosecutor’s decision stating that the injunction was not an appropriate remedy. As of the date of this Annual Report, the Court’s decision is still pending.

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

Puerto Retiro

On November 18, 1997, in connection with IRSA’s acquisition of IRSA’s subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased IRSA’s interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. IRSA cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps.54.38 million, as of June 30, 2009, would be lost. As of June 30, 2009, IRSA had not established any reserve with respect of this contingency.

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November, 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, Llao Llao Resorts S.A. deposited a payment of Ps.7.2 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB – FRB L+13/16 2005 having a total principal amount of US$3.8 million. The aggregate amount deposited on that date was Ps.9.2 million.

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts S. A. payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed with the National Supreme Court an additional appeal in response to the refusal to allow the appeal and this action is still pending.

The plaintiff filed a petition requesting that the above mentioned deposit amount be transferred to a savings account. Llao Llao Resorts S.A. did not oppose this petition maintaining that its obligations would be cancelled upon such payment. Notwithstanding the appeal the complaint filed by Llao Llao Resorts S.A., the plaintiff has continued the procedure for the collection of the outstanding amount.

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested the plaintiff to provide additional information in order to evaluate the amount of the settlement. Also, Llao Llao Resorts S.A. requested that the execution be suspended until there is a final judgment in the appeal filed with the National Supreme Court.

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by Llao Llao Resorts S.A. is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,175 as of September 30, 2009, such amount being recorded in Other current liabilities - Payables to National Parks Administration.

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

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City Hall of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the City Hall within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue is the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquen S.A.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for IRSA’s consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project. Shopping Neuquén submitted the final maps of the project to the City Hall.

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed. Such new agreement requires Shopping Neuquén S.A. to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project. Once that plans be registered, the City Hall shall consider the project and and constructions must commence within a maximum period of 90 days since the City Hall and Shopping Neuquén reach an agreement.

On October 19, 2009, Shopping Neuquén submitted the new road project and the amendements to the general project. The City Hall of Neuquén made certain comments that were answered on Novemeber 17, 2009. As of the date of this annual report the registration of the plans is still pending.

The first stage of construction (including minimum construction of the shopping center and the hypermarket) is expected to be completed within a maximum period of 22 months since the begining of the construction.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After IRSA sold the Edificio Costeros, dique II, IRSA asked on November 20, 2009 if it was necessary to notify this operation.

After IRSA sold Reconquista 823/41 on April 27, 2009, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale.

After IRSA’s acquisition of Bouchard 557, IRSA asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that IRSA were in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrus Authority authorized the acquisition of Bouchard 557.

After IRSA sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report this sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA’s acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that IRSA Was in fact required to so notifying it, and IRSA challenged this opinion in the local courts.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that IRSA was in fact required to so notify it. IRSA challenged this opinion in the local courts.

On January 15, 2007 IRSA was notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

IRSA is involved in other litigation which derives from the ordinary course of IRSA’s business. IRSA accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on IRSA‘s future results of operations and financial condition or liquidity.

For more information see Item 4 “Regulation and Government Supervision of our Real Estate Business” and Item 3 “Risk Factors- Risk related to IRSA‘s Business- IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

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

Year	Total Dividend	Dividend per Common Share(1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

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

B. SIGNIFICANT CHANGES

Change on exercise price of warrants. By letter dated December 29, 2009 the Company informed that pursuant to the pro rata allotment of its shares among its shareholders, made last November 23, 2009, the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the allotment: 0.33333333;

•	Ratio after the allotment (current): 0.35100598.

Warrant exercise price per new share to be issued:

•	Price previous to the allotment: US$ 1.6800;

•	Current price after the allotment: US$1.5954.

The other terms and conditions of the warrants remain the same.

Director Appointment. On 11 December 2009, the Company reported that Mr. Thomas Kaplan had not sent a written notice accepting the Director position for which he had been appointed in the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on October 29, 2009, and had thereby declined to accept such appointment.

Pro rata grant and allocation of Treasury Shares and payment of cash dividends. On November 13, 2009, in exercise of the powers vested on it by the Ordinary and Extraordinary Shareholders’ Meeting of the Company on October 29, 2009, the Board of Directors resolved, effective as of November 23, 2009, to launch the process to grant and allocate, among the shareholders of the Company, 25,000,000 treasury shares issued by Cresud and acquired within the framework of the Share Repurchase Program during the 2008-2009 fiscal year. Furthermore, the Company resolved to distribute dividends among its shareholders in an amount of Ps.60,000,000, as from December 1, 2009, in line with the delegation of powers resolved by the Shareholders’ Meeting on October 29, 2009.

Exercise of Warrants. Between November 17 and November 20, 2009, certain holders of warrants exercised their right to purchase additional shares within the framework of the capital increase implemented in March 2008. Accordingly, the Company issued an aggregate amount of 1,123 ordinary shares while 3,369 warrants were cancelled. Therefore, as from the date the above-mentioned warrants were exercised, the number of Company’s shares increased from 501,538,610 to 501.539.733 and at present there are 177,705,104 outstanding warrants.

Furthermore in the period for the exercise of warrants between September 17 and September 22, 2009, no holder has exercised his right to purchase shares in the Company.

Paid for establishment in the Republic of Bolivia. On November 9, 2009, the first aggregate installment of US$10.2 million was made for the farm purchases in the Republic of Bolivia

Creation of Global Program of Short-term Debt Securities. Subsequent to the closing of the first quarter of fiscal year 2010, our Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 30,000,000.

Designation of a Director. On the Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2009, Thomas Kaplan was designated as Regular Director of the Company.

Approval of the payment of a bonus to the management of the Company. Subsequent to the closing of the first quarter of fiscal year 2010, the Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Execution of Spin-off/Merger Agreement. Subsequent to the closing of the first quarter of fiscal year 2010, we have reported the execution of a preliminary agreement of merger and spin-off-merger with our controlled entities IGSA. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Global Program for the Issuance of Notes. Issuance of Series I and Series II Notes. On July 13, 2009, the CNV lifted the restrictions and approved the Global Note Program for a maximum outstanding principal amount of U$S 50,000,000 (or its equivalent in other currencies). The Global Program was approved by the CNV under Resolution No 15,972 dated September 4, 2008. Furthermore, as evidenced by the Minutes of the Board Meetings held on August 19 and September 1, 2009, the Company approved the issuance of the First Tranche of Notes, Series I and Series II (“Series I” and “Series II”, and, collectively the “Notes”); the issuance of the Notes was approved by the CNV on September 1, 2009.

On September 11, 2009, Cresud issued two series of notes for a total amount of Ps.50 million, as per the following detail:

Series I Notes for an amount of Ps.15,500,000 due 270 calendar days after the date of issuance, accruing interest at the Badlar Private rate plus a 3% spread, payable every three months on December 10, 2009, March 10, 2010 and June 8, 2010. Series I Notes will fall due in a single installment on June 8, 2010.

Series II Notes were issued for an amount equivalent in United States Dollars to Ps.34,500,000, due in one installment on September 13, 2010, at a fixed interest rate on the principal balance in United States Dollars of 7.20%, payable on December 10, 2009, March 10, 2010, June 8, 2010 and September 13, 2010.

Purchase of Shares in IRSA. Subsequent to the close of the fiscal year and until the date of this annual report, The Company purchased 8,553,510 shares issued by IRSA, of nominal value 1.0 each, for an average price of US$0.5529 and for an aggregate amount of US$4.7292 million. Thus, our stake in IRSA as of the date of this document is 57.12%, directly and indirectly.

Purchase of Shares in Brasilagro. Subsequent to June 30, 2009, we acquired in the market 2,192,500 shares in Brasilagro at an average weighted price of US$ 6.4716 for an aggregate amount of US$ 14.19 million. Thus, our stake in Brasilagro, as of the date of this document is 22.89%.

Appointment of new officer in charge of the operation and implementation of the shared services agreement. On September 8, 2009, we reported on the appointment of our Regular Director, Mr. Daniel E. Mellicovsky as the new officer in charge of the Operation and Implementation of the Shared Services Agreement between the Company, IRSA and APSA, who will act on behalf of the Company.

El Encuentro, Benavidez. As of December 22, 2009 DEESA transferred to IRSA the 110 residential plots identified in the option contract signed on May 21, 2004. Through this operation, DEESA canceled the mortgage in favor of Inversora Bolivar on the real property.

Purchase of Catalinas Plot of Land. In December 2009, IRSA signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 sqm. The total amount for the transaction was fixed in Ps.95.0 million. Ps.19.0 million were paid upon the signature of the agreement and the outstanding balance of Ps.76.0 million will be paid upon the execution of the deed of the plot in May 2010.

Purchase of Shares in APSA. Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by APSA of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million. Thus, IRSA holds 63.35% stake in APSA as of the date of this document.

Purchase of Shares of Banco Hipotecario. Subsequent to the closing of the fiscal year 2009, IRSA acquired, thorugh its subsidiaries Palermo Invest S.A., Inversora Bolivar S.A., E-Commerce Latina S.A. and Tyrus S.A., 7,251,430 ADRs and 10,328,193 Class D shares of Banco Hipotecario S.A., for a total amount of US$ 25.0 million. As a result of these acquisitions, IRSA’s interest in Banco Hipotecario increased from 21.34% as of the close of fiscal year 2009 to 26.86% (without considering treasury shares), as of the date of this document.

Payment of dividends. As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held in October, 2009 and the Board of Director’s Meeting held in November , 2009, IRSA made available, as from November 17, 2009, a cash dividend of Ps.31,7 million , equivalent to 5.5% of the Capital Stock, and an amount per share ($1 par value) of Ps.0.05.

Sale of Edificio Costeros (Dique II). On November 23, 2009, IRSA sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossettini street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to US$ 18.0 million.

Merger and spin-off-merger of our subsidiaries. Subsequent to the end of the first quarter of fiscal year 2010, IRSA has reported the execution of a preliminary merger and spin-off agreement with its subsidiaries Patagonian Invest S.A., Palermo Invest S.A., and Inversora Bolivar S.A. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders

Creation of Global Program of Short-term Debt Securities. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, U.S. Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,0 million.

Increase of Global Note Program. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200.0 million.

Approval of payment management bonus. IRSA’s Ordinary and Extraordinary General Shareholders’ Meeting held in October, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Acquisition of Hersha. On August 4, 2009 subsequent to the end of fiscal year 2009, IRSA acquired through an indirectly controlled entity, which includes other minority investors, 5,7 million shares of Hersha which represented approximately a 10.4% interest of the issuer. The price per share was US$ 2.50 and therefore the total purchase price was US$14.2 million.

Therefore, through the investment entity IRSA became the principal shareholder of Hersha, a leading Company and one of the most prestigious in the hospitality segment in the U.S.

In connection with the investment, IRSA has also entered into an Investor Rights and Option Agreement pursuant to which IRSA has the option to buy up to 5,7 million additional common shares at a price of $3.00 per share at any time prior to July 31, 2014 subject to certain terms. In addition, as a part of the investment agreements, IRSA’s Chairman of the Board and CEO, Mr. Eduardo S. Elsztain, was appointed as trustee of Hersha.

During the month of November and December and as of the date of this Annual Report, IRSA acquired additional 274,660 common shares of Hersha in several public transactions for the amount of US$ 743,927.87.

Sale of Tarshop shares. On December 29, 2009 IRSA’s subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Signing of Letter of Intent. On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 IRSA’s subsidiary APSA has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A. (herein after “Arcos”).

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which APSA has the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA, approved to delegate to the Board of Directors the power to distribute among the management of APSA up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA, approved the distribution of cash dividends for Ps.56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps.0.07160537332 per share of a nominal value Ps.0.10 and Ps.2.8642149326 per ADR.

Increase of Global Note Program of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200 million.

Creation of Global Program of Short-term Debt Securities of IRSA’s subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of IRSA’s subsidiary APSA, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50 million.

Issuance of APSA’s Series III and Series IV Notes. On November 13, 2009, APSA issued Notes for a total amount of Ps.80.8 million under its Global Note Program for a principal amount of up to US$ 200.0 million, as follows:

Series III Notes, for an amount of Ps.55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$ 6.6 million equivalent to Ps.25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger of IRSA’s subsidiary APSA with SAPSA. As subsequent event, APSA has subscribed a prior commitment of merge with its controlled company SAPSA. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, IRSA’s subsidiary APSA has provided financial assistance to Tarshop for Ps.105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation. As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take corrective actions to protect the net equity of the Company.

The price of the Company’s stock declined significantly during the crisis, although it has started to recover in recent months. The Company believes that such a decline was unrelated to the Company’s business fundamentals and operating performance, and therefore attributable to the overall adverse market conditions.

The Company operates in two main lines of business: agriculture and real estate businesses.

The credit crisis affected the market prices for the Company’s commodities although these declines on their own have not impacted the Company’s performance significantly. During the peak of the crisis and as of the date of this Annual Report, the market value of the farmland properties has not been significantly affected. In recent months these values also started to increase although there can be no assurance that this trend will continue in the near future.

However, for the year ended June 30, 2009, the Company’s agricultural business was mainly affected by external factors unrelated to the credit crisis. The crops segment was primarily affected by severe draught which produced a significant decline in harvested volumes and yields. The cattle business segment was primarily affected by draught and government intervention and price regulation. The milk segment was also affected by draught which produced an increase in production costs.

On the other hand the Company’s Others Segment operations as well as the Feed Lot operations were profitable.

As discussed in Note 29.A.3) of our financial statements, the Company’s business in Brazil is conducted through its 22.89% equity interest in Brasilagro. The Company accounts for its investment in Brasilagro under the equity method of accounting.

Brasilagro also experienced a significant decline in its stock price during the year ended June 30, 2008. Recently, its stock price started to recover. Management believes that this decline was not reflective of the operating performance of Brasilagro. The market value of Brasilagro farmlands properties was also not significantly affected. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The Company considered similar factors, as discussed above, including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value, and (5) the major fundamentals underlying the Brasilagro’s business. As of the date of this Annual Report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

The Company’s real estate operations are conducted through its subsidiary IRSA. As discussed in Note 2.b), the Company increased its equity interest in IRSA to 55.64% and started consolidating its results of operations effective October 1st, 2008.

The credit crisis affected the consumer financing segment within the real estate business as further detailed below. All other segments remained in good standing. The stability of the IRSA’s shopping center, office and other rental properties tenants (measured by occupancy, delinquency and uncollectability rates) as well as the market value of the IRSA’s properties has not been significantly affected by the credit crisis.

As stated above, the consumer financing business segment was significantly affected by the crisis.

This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other condition, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. ASPA’s subsidiary Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps.66.4 million as of June 30, 2008 to Ps.79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three month-period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the operating consumer financing segment contributed a net loss of Ps.51.5 million to the consolidated results of operations of the Company. However, for the three month-period ended September 30, 2009, the operating consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, APSA contributed Ps.165 million in additional financial support and increased its equity interest in Tarshop from 80% to 98.6%.

In addition, Tarshop took other actions, from streamlining operations to closing redundant stores and making credit criteria more stringent; and reducing its total loan portfolio (including the securitized fraction) from Ps.934.9 million as of June 30, 2008 to Ps.612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of CPs of Ps.12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

Item 9.	The offer and listing.

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and NASDAQ under the trading symbol “CRESY.” As of June 30, 2009 our authorized capital stock consisted of 501,538,610 common shares, Ps.1.00 par value per share.

As of June 30, 2009, we had 560,777,097 common shares authorized and our outstanding capital stock consisted of 471,536,916 common shares. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares of the common shares are validly issued, fully paid and non assessable. As of June 30, 2009, there were approximately 1,900 holders of our common shares.

The amount of shares issued has increased due to the exercise of our outstanding warrants and the conversion of our outstanding convertible notes. During fiscal years 2005, 2006 and 2007; 12,001,760; 57,819,970; 88,971,671 new shares were issued. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively, increasing our capital stock to 320,774,772 issued and outstanding shares. There are no outstanding warrants or convertible notes to acquire our shares, related to this transaction.

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

As of June 30, 2009, 2,284,540 options had been exercised, which resulted in, 761,509 shares of common stock being issued. As of June 30, 2009, there were 177,708,473 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2004 through December 2009. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2004 through December 2009. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,183	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78

Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
June 2009	873,610	4.30	3.57	2,603,152	11.03	9.05
July 2009	685,431	3.85	3.41	1,733,365	10.04	8.84
August 2009	982,843	4.46	3.62	2,012,935	11.63	8.82
September 2009	701,282	5.12	4.35	2,513,394	13.49	11.23
October 2009	481,168	5.02	4.65	1,702,881	13.22	12.02
November 2009	584,417	5.35	4.91	2,148,159	14.45	13.04
December 2009 (through December 17, 2009)	277,515	5.35	5.15	984,520	14.20	13.53

Source: Bloomberg

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information”, and “transparency”, have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

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

The MAE works as an electronic platform to process Over the Counter Transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2007	2008	2008	2009
Market capitalization (Ps.billion)	1,773.04	1,233.63	1,822.31	1,751.13
Average daily trading volume (Ps.million)	88.62	82.88	95.87	39.97
Number of listed companies	111	112	111	110

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2009, approximately 110 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2009, approximately 5.33% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008 and a 20.20% decrease for the six month period ended June 30, 2009. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. At November 30, 2008 our share capital consisted of 501,536,281 common shares.

Our bylaws provide that preferred stock may be issued when authorized by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) and in accordance with applicable regulations. Such preferred stock may have a fixed cumulative dividend, with or without additional participation in our profits, resolved by the shareholders’ meetings. Our company currently has no outstanding preferred stock.

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership pursuant to our by-laws and the Argentine Corporation Law No. 19,550. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Boletín Oficial and a widely circulated newspaper in Argentina. Pursuant to the Argentine Companies Law, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Companies Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our company requires such action and, additionally, under the following specific conditions:

•	the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and

•	the shares to be issued are to be paid in-kind or in exchange for payment under pre-existing obligations.

Furthermore, Article 12 of the Negotiable Obligations Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend preemptive subscription rights for the subscription of convertible bonds under the above-mentioned conditions. Preemptive rights may also be eliminated, so long as a resolution providing so has been approved by at least 50% of the outstanding capital stock with a right to decide such matters and so long as the opposition to such resolution does not surpass 5% of the share capital.

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

In general, the following matters can be considered only at an extraordinary shareholders’ meeting (asamblea extraordinaria):

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

Right of Dissenting Shareholders to Exercise Their Appraisal Right

Whenever certain actions are approved at an extraordinary shareholders’ meeting (asamblea extraordinaria) (such as the approval of a merger, a spin-off (except when the shares of the acquired company are publicly traded), a fundamental change of corporate purpose, a transformation from one type of corporation to another, a transfer of the domicile of our company outside of Argentina or, as a result of the action approved, the shares cease to be publicly traded) any shareholder dissenting from the adoption of any such resolution may withdraw from our company and receive the book value per share determined on the basis of our latest financial statements, whether completed or to be completed, provided that the shareholder exercises its appraisal rights within ten days following the shareholders’ meeting at which the resolution was adopted.

In addition, to have appraisal rights, a shareholder must have voted against such resolution or act within 15 days following the shareholders’ meeting if the shareholder was absent and can prove that he was a shareholder of record on the day of the shareholders meeting. Appraisal rights are extinguished with respect to a given resolution if such resolution is subsequently overturned at another shareholders’ meeting held within 75 days of the previous meeting at which the original resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution involved a decision that our stock ceases to be publicly traded, in which case the payment period is reduced to 60 days from the date of the resolution.

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

Pursuant to the Argentine Companies Law we may redeem our outstanding common shares only under the following circumstances:

•	to cancel such shares and only after a decision to reduce our capital stock (with shareholder approval at an extraordinary shareholders’ meeting (asamblea extraordinaria);

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

•

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

The General Resolution No. 535/08 of the Comisión Nacional de Valores establishes that the acquisition limit of up to 10% of the company’s own shares will be suspended up to December 31, 2008.

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

•

access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancing and rediscounts granted by the Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

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

Money Laundering

Argentine Law No. 25,246, as amended, classifies money laundering as a crime, defining it which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”.

On May 8, 2005, the CNV enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, the Resolution No. 554 states that they shall identified any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and accomplished with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Decree No 1344/98.

E. TAXATION

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold our common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of the voting stock of our company;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. Dollar.

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

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a common share, or ADS that is for United States federal income tax purposes:

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

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying common shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company. Deposits or withdrawals of our common shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on our common shares or ADSs, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

•	have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or common shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADS or share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2009. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold common shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the precedeing taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such common shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns common shares or ADSs during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the common shares or ADSs if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of a common share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

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

Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs by resident individuals who do not sell or dispose of Argentine common shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs by resident individuals who sell or disposes of Argentine common shares on a regular basis should be exempt from Foreign beneficiaries

Argentine Income Tax.

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

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, “IGMP”)

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

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs, and/or the collection of dividends at an average rate of 3%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross profit tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction; therefor, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common share rights, ADS rights, common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by Comision Nacional de Valores is exempt from this tax.

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

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. Notwithstanding the foregoing, Law No. 14.044 of Buenos Aires Province, issued on September 23, 2209 and published in the Official Gazette on October 16, 2009, imposes an estate and gift tax on a legatee or donee domiciled in Buenos Aires Province or over rights and goods located in this jurisdiction. This tax will be applicable since January 1, 2010 and has not been regulated by any fiscal authority yet.

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

In the normal course of business, we are exposed to commodity price, interest rate and exchange rate risks, primarily related to our integrated crop production activities and changes in exchanges and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of them. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

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

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

As of June 30, 2009 we had current investments of Ps.345.5 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps.0.2 millions per 100 Bps of increase in interest rate levels.

Foreign Exchange Risk

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

As of June 30, 2009 we had a long position in FX non delivery Forwards of US$19.54 million with an average price of 4.2202 Ps.per US$ and an average tenor of 241 days.

	As of June 30, 2009 Expected contractual maturity date (U.S.$. Equivalent in million)
	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total
Fixed rate Debt (US$) Principal Payment and accrued interest	18.4	—	—	—	—	—	18.4
Average Interest Rate	9.19%
Floating Rate Debt (Pesos) Principal Payment	32	—	—	—	—	—	32

Sensitivity to Exchange Rates and Interest Rates

We estimate, based on the composition of our balance sheet as of June 30, 2009, that every variation in the exchange rate of Ps.0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps.1.85 million of our consolidated financial indebtedness. Since June 30, 2009, the Peso has depreciated versus the U.S. dollar from an exchange rate of Ps.3.797 =US$1.00 to an exchange rate of Ps.3.811=US$1.00 at November 30, 2009 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The devaluation of the Peso against the U.S. dollar during such period was 0.4%.

We estimate, based on the composition of our balance sheet as of June 30, 2009, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps.1.18 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Commodity Price Risk and Derivative Financial Instruments

We use derivative instruments to hedge risks arising out of our core agribusiness operations. We use a variety of commodity-based derivative instruments to manage our exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, future contracts and put and call option contracts. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. The counterparties to the forwards generally are major financial institutions. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

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

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our forwards contracts generally are large institutions with credit ratings equal to or higher than ours. We continually monitor the credit rating of such counterparties and seek to limit our financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed our obligations to the counterparties.

Futures and Options

At June 30, 2009, we had outstanding futures forwards, and options as follows:

Crop	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 06/30/09 (Ps.)	Market Value (Loss) Gain as of 06/30/09 (Ps.)
Futures
Sale
Corn	1,600	51	—	—		16
Soybean	22,500	845	—	—		360
US$	—	—	—	—	(a)	124
Options
Put Buy
Soybean	5,440	—	505	368		(137)
Wheat	4,080	—	237	20		(217)
Put Sale
Soybean	18,940	569	(759)	(531)		228
Corn	1,300	23	(20)	(8)		12
Wheat	4,080	—	(96)	(4)		92
Total	57,940	1,488	(133)	(155)		478

(a)	Corresponds to: a Future Sell of US$ 19.5 million composed of: (i) US$ 5 million and US$ 3.5 million with Standard Bank due in March 31, 2010 and April 30, 2010 respectively; (ii) US$ 2 million with Itau Bank due in April 30, 2010; and (iii) two of US$ 4.5 million with APSA due in December 31, 2009. The gain generated as of June 30, 2009 is shown within financial results of the Statement of Income.

The deposits/costs on open futures and options as of June 30, 2009, were Ps.1.5 million, and futures generated an unrealized profit of Ps.0.5 million. The premiums paid for open options as of June 30, 2009, were Ps.0.1 million; the market value of such options was of Ps.0.2 million. The options resulted in an unrealized profit of Ps.0.02 million. The total unrealized profit on open futures and options was Ps.0.5 million as of June 30, 2009.

The fair value of our futures and options contracts is determined by calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We use valuation models only for internal analysis. Therefore, figures set forth in our tables reflect real market prices used for pricing portfolio.

We combine our options operations with our futures operations, only as a means of reducing the exposure towards the decrease of the prices of our products, as being a producer means that the price is uncertain until the time our products are harvested and sold.

In its capacity as broker under secured agreements, Futuros y Opciones.Com S.A. assumes before the purchaser the obligation to perform the contract in the event the seller fails to deliver the goods. Such performance is implemented by returning any undelivered amounts agreed under the transaction as well as any price differences that may arise between the price for which the contract was closed and the price of the goods as of the date of its termination.

As of June 30, 2009, the balance of brokerage transactions carried out under secured agreements that were pending delivery within the agreed contractual terms, amounted to Ps.9,075.

As of June 30, 2009, there are no unfulfilled contracts in which futures and Opciones.Com SA has been claimed in its capacity as guarantor.

Quantitative and qualitative disclosures about our subsidiary IRSA’s market risk

In the normal course of business, IRSA is exposed to interest rate and exchange rate risks, primarily related to changes in exchanges and interest rates. IRSA manages its exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. IRSA has established policies and procedures governing the use of such financial instruments. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

The following discusses IRSA’s exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this Annual Report. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of IRSA’s market risks.

Interest Rate Risk

The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, IRSA maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, IRSA’s investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, IRSA has not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

IRSA is also exposed to changes in interest rates primarily as a result of its borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund its business operations.

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

The primary economic change implemented by the Argentine government in January 2002 was the announcement of the devaluation of the Peso. Due to the end of the Convertibility Plan, IRSA’s foreign exchange exposure has increased considerably.

Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars.

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. Dollars, thus affecting our ability to service our U.S. Dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our GDSs in the United States.

Sensitivity to Exchange Rates and Interest rates of IRSA

In the normal course of business, IRSA is exposed to interest rate and exchange rate risks, primarily related to changes in exchanges and interest rates. IRSA manages its exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of such financial instruments. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

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

Interest Rate Risk

The primary objective of IRSA’s investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, we maintain IRSA’s portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, IRSA has not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

As of June 30, 2009 IRSA has cash and cash equivalents of Ps.335.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of IRSA’s investment portfolio, its value tends to drop by Ps.0.2 millions per 100 BPS of increase in interest rate levels.

IRSA is also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

Foreign Exchange Risk

Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars.

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. Dollars, thus affecting our ability to service our U.S. Dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of IRSA’s GDSs in the United States.

IRSA’s Indebtedness

	As of June 30, 2009 Expected contractual maturity date (U.S.$. Equivalent in million)
	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total	Fair Value (3)
Fixed rate Debt (US$)
Principal Payment and accrued interest(1)	5.2	—	—	—	—	150	155.2	108.4
Average Interest Rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Principal Payment and accrued interest(2)	7.8	6.7	6.7	6.7	—	—	27.9	27.9
Average Interest Rate	12%	12%	12%	12%	12%	12%

(1)	It includes accrued interest
(2)	It corresponds to the Note due 2017
(3)	Dollar-denominated bank loan.

IRSA’s subsidiary APSA Indebtedness

	As of June 30, 2009 Expected contractual maturity date (U.S.$. Equivalent in million) (5)
Significant liabilities	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total	Fair Value (6)
Fixed rate Debt (US$)
Principal Payment and accrued interest(1)	2.1				47.2		49.3	214.0
Average Interest Rate	10%	10%	10%	10%	10%
Fixed rate Debt (US$)
Principal Payment and accrued interest(2)(7)	1.31					120.0	121.3	81.1
Average Interest Rate	7.875%	7.875%	7.875%	7.875%		7.875%
Fixed rate Debt (Pesos)
Principal Payment and accrued interest (3)(7)	11.8	11.6	11.6				35.0	24.8
Average Interest Rate	11%	11%	11%	11%
Fixed Rate Debt (Pesos)
Principal Payment (4)	5.7						5.7
Average Interest Rate	19.8%
Floating Rate Debt (Pesos)
Principal Payment (4)	36.7						36.7
Average Interest Rate	20,0%

(1)	It corresponds to Convertible Note.
(2)	It corresponds to the series I Note due 2017.
(3)	It corresponds to the series II Note due 2012.
(4)	It corresponds to short term bank loans.
(5)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps.3.797 per U.S. Dollar.
(6)	It includes accrued interest.
(7)	Repurchased notes have not been deducted.

Sensitivity to Exchange Rates and Interest rates

IRSA is also exposed to changes in interest rates primarily as a result of its borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

As of the date of this annual report IRSA does not have any floating rate notes or loans, as a result its interest expenses are not sensitive to changes in the general level of interest rates.

As of the date of this Form 20-F, outstanding indebtedness represented by our notes due 2017 accrues interest at a fix rate of 8.5% per year. As of June 30, 2009 the fair market value in pesos equivalent of this notes was Ps.411.5 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.2% in its fair market value. In addition, APSA’s Series I fair market value tends to drop 4.6% and Series II 1.0% per 100 Bps of increase in interest rate levels.

Also, a change of 1% in Ps./ US$ exchange rate would imply a Ps.5.7 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.0.5 million annually. In addition, a change of 1% in Ps./ US$ exchange rate would imply a Ps.4.6 million change in the Peso equivalent of APSA’s debt face value and increases their interest expenses in Ps.0.4 million annually.

IRSA is also exposed to changes in interest rates as a result of Tarshop’s retained interests in securitized credit receivables which fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at the time of issuance.

Both TDFs “A” and “B” have different cap floor settings in order to mitigate interest rate exposure. Regarding to the fair value calculation, resolvolving series have less interest rate risk than non revolving series.

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

A. DISCLOSURE, CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2009. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2009.

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

Management assessed the effectiveness of the our internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2009, our internal control over the financial reporting was effective.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2009 and 2008, we were billed a total amount of Ps.6.69 million and Ps.1.64 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements. This increase was mainly due to consolidation of IRSA as from October 1, 2008.

Audit-Related Fees

During fiscal year ended June 30, 2009 and 2008 we were billed a total amount of Ps 1.26 million and Ps.0.01 million respectively for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2009 and 2008, we were billed a total amount of Ps.0.17 million and Ps.0.09 million respectively for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2009, we were billed a total amount of Ps.0.01 million for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses. During the fiscal year ended June 30, 2008, we were not billed for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

Issuer Purchases of Equity Securities

On August 26, 2008, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the Comisión Nacional de Valores, in order to help reduce the decline and fluctuations of quotation prices and strengthen its shares in the market. There have been signs of distortion in the price of shares when considering the Company’s financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive business developed by Cresud in Argentina and other Latin American countries.

During fiscal year 2009, purchases of own shares amounted to 30,000,000 common shares, for which the Company paid US$ 21.0 million and Ps.1.7 million, thus fulfilling the terms and conditions of the share repurchase plan. As a result, the Company’s investment in own shares amounts to 5.98% of total capital stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan	Maximum Number of Shares that may be yet in Purchased under the plan
08/29/08 – 08/31/08	31,000	3.38	31,000	9,969,000
09/01/08 – 09/30/08	2,122,886	3.36	2,153,886	7,846,114
10/01/08 – 10/31/08	9,650,493	2.03	11,804,379	18,195,621
11/01/08 – 11/30/08	5,756,140	2.02	17,560,519	12,439,481
12/01/08 – 12/31/08	4,382,783	2.63	21,943,302	8,056,698
01/01/09 – 01/31/09	2,047,461	2.94	23,990,763	6,009,237
02/01/09 – 02/28/09	2,173,860	2.70	26,164,623	3,835,377
03/01/09 – 03/31/09	563,692	2.61	26,728,315	3,271,685
04/01/09 – 04/30/09	428,052	2.91	27,156,367	2,843,633
05/01/09 – 05/31/09	2,843,633	3.45	30,000,000	—

Total	30,000,000

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This section is not applicable.

G. CORPORATE GOVERNANCE.

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

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ -listed non-US companies that are categorized as “Foreign Private Issuers” and may follow home country corporate governance practice in lieu of the requirements of Rule 5615(a)(3), provided that the foreign private issuer complies with certain mandatory sections of Rule 5615(a)(3), discloses each requirement of Rule 5615(a)(3) that it does not follow and describes the home country practice followed in lieu of such requirement.

The requirements of Rule 5615(a)(3) and the Argentine corporate governance practice that we follow in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5250(d) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 5250(d),, we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange within 42 calendar days following the close of each fiscal quarter. The Buenos Aires Stock Exchange publishes the annual reports and interim reports in the Buenos Aires Stock Market Bulletin and makes the bulletin available for inspection at its offices. In addition, we provide our shareholders annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 5605(b)(1),, we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5605(b)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 5605(b)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers. Also, it is mandatory for public companies to form a supervisory committee (composed of “syndics”) which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 5605(d)(B) - Compensation of Officers.	In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e) - Nomination of Directors.	In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5605(c)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of our audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter. We believe that we are in compliance with the requirements for audit committee charters provided for in the Sarbanes Oxley Act.

Rule 5605(c)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, hawse have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, hawse have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b) - Solicitation of Proxies.	In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest	In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-75.

Index to Financial Statements (see page F-1).

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.2**	Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated June 30, 2004.

4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated August 23, 2007.

4.4	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
**	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
***	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

/s/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer

Date: December 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the years ended June 30, 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

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

December 30, 2009

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2009 and 2008

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 31.f))	Ps.	82,459	Ps.	47,795
Investments (Notes 4.b), 7, and 31.f))		345,541		485,292
Trade accounts receivable, net (Notes 4.c), 7 and 31.f))		303,095		41,982
Other receivables (Notes 4.d), 7 and 31.f))		287,363		49,201
Inventories (Note 4.e))		139,197		111,525
Other assets (Note 4.f))		—		1,070

		1,157,655		736,865

Non-Current Assets
Trade accounts receivables, net (Notes 4.c) and 7)		9,230		7,049
Other receivables (Notes 4.d), 7 and 31.f))		242,592		34,316
Inventories (Note 4.e))		251,529		76,113
Investments (Notes 4.b), 7 and 31.f))		1,358,605		925,972
Property and equipment, net (Note 31.a))		3,309,998		266,616
Intangible assets, net (Note 31.b))		55,187		22,829

		5,227,141		1,332,895

Goodwill, net (Note 4.g))		(408,740)		—

		4,818,401		1,332,895

Total assets	Ps.	5,976,056	Ps.	2,069,760

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.h), 7 and 31.f))	Ps.	339,894	Ps.	48,467
Mortgages payable, net (Notes 4.i) and 7)		1,930		—
Short-term debt (Notes 4.j), 7 and 31.f))		536,888		195,600
Salaries and social security payable (Notes 4.k) and 7)		41,754		6,409
Taxes payable (Notes 4.l) and 7)		155,952		10,325
Advances from customers (Note 4.m))		97,386		—
Other liabilities (Notes 4.n) and 7)		136,057		1,547
Provisions for lawsuits and contingencies (Notes 7 and 31.c))		4,051		—

		1,313,912		262,348

Non-Current Liabilities
Trade accounts payable (Notes 4.h), 7 and 31.f))		89,193		—
Advances from customers (Notes 4.m) and 7)		150,357		—
Long-term debt (Notes 4.j), 7 and 31.f))		866,700		—
Taxes payable (Notes 4.l) and 7)		224,529		41,818
Other liabilities (Notes 4.n) and 7)		76,676		293
Provision for lawsuits and contingencies (Notes 7 and 31.c))		5,823		1,803

		1,413,278		43,914

Total liabilities		2,727,190		306,262

Minority interest		1,435,982		1,160

SHAREHOLDERS’ EQUITY		1,812,884		1,762,338

Total liabilities and shareholders’ equity	Ps.	5,976,056	Ps.	2,069,760

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Agricultural production income (Note 10)	Ps.	172,512	Ps.	159,821	Ps.	102,800
Cost of agricultural production (Notes 10 and 31.e))		(210,443)		(115,750)		(75,065)

Subtotal - Gross (loss) income from agricultural production		(37,931)		44,071		27,735

Sales – crops, beef cattle, milk, feed lot and others (Note 10)	Ps.	237,424	Ps.	162,581	Ps.	110,317
Sales of farmland (Note 10)		1,959		23,020		29,872
Cost of sales – crops, beef cattle, milk, feed lot and others (Notes 10 and 31.d))		(204,732)		(140,996)		(96,875)
Cost of farmland sales (Note 10 and 31.d))		(94)		(3,006)		(7,616)

Subtotal - Gross income from sales – Agricultural business		34,557		41,599		35,698

Sales and development of properties (Note 10)	Ps.	278,107	Ps.	—	Ps.	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 10)		737,173		—		—
Cost of sales and development of properties (Note 10 and 31.d))		(170,529)		—		—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 10 and 31.d))		(265,394)		—		—

Subtotal - Gross income from sales – Real Estate business		579,357		—		—

Gross (loss) profit – Agricultural business		(3,374)		85,670		63,433
Gross profit – Real Estate business		579,357		—		—

Total - Gross profit		575,983		85,670		63,433

Selling expenses (Note 31.g))		(212,482)		(14,497)		(9,972)
Administrative expenses (Note 31.g))		(134,664)		(26,104)		(16,628)
Gain from recognition of inventories at net realizable value		9,237		886		—
Unrealized (loss) gain on inventories (Note 4.o))		(408)		(2,343)		1,176
Net loss from retained interest in securitized receivables of Tarjeta Shopping		(22,263)		—		—

Operating income		215,403		43,612		38,009

Amortization of negative goodwill		32,344		—		—
Financial results generated by assets		183,174		(30,186)		2,883
Financial results generated by liabilities		(138,518)		(22,082)		(13,341)

Total financial results, net (Note 4.q))		44,656		(52,268)		(10,458)

Gain on equity investees		49,194		38,417		40,199
Other income and expenses, net (Note 4.p))		(16,448)		(4,092)		(4,251)
Management fee		(13,641)		(2,171)		(5,485)

Income before income tax and minority interest		311,508		23,498		58,014

Income tax and minimum presumed income tax		(92,682)		(284)		(8,375)
Minority interest		(94,210)		(266)		(277)

Net income for the year	Ps.	124,616	Ps.	22,948	Ps.	49,362

Earnings per share (Notes 3.ac) and 12):
Basic net income per common share	Ps.	0.26	Ps.	0.06	Ps.	0.20
Diluted net income per common share		0.23		0.06		0.16

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions										Retained earnings
Items	Common stock (Note 5)		Treasury stock		Inflation adjustment of common stock and treasury stock		Paid-in- capital		Total		Legal reserve		Reserve for new developments		Retained earnings		Translation differences		Total
Balances as of June 30, 2006	Ps.	220,605	Ps.	—	Ps.	166,218	Ps.	106,917	Ps.	493,740	Ps.	11,533	Ps.	—	Ps.	127,244	Ps.	(6,650)	Ps.	625,867
Conversion of notes into common stock		44,352		—		—		25,308		69,660		—		—		—		—		69,660
Exercise of old warrants		44,620		—		—		39,556		84,176		—		—		—		—		84,176
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2006				—
- Legal reserve		—		—		—		—		—		1,644		—		(1,644)		—		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		—		(5,500)		—		(5,500)
- Reserve for new developments		—				—		—		—		—		120,100		(120,100)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—				—		(6,858)		(6,858)		—		—		—		—		(6,858)
Translation differences		—		—		—		—		—		—		—		—		8,249		8,249
Net income for the year		—		—		—		—		—		—		—		49,362		—		49,362

Balances as of June 30, 2007	Ps.	309,577	Ps.	—	Ps.	166,218	Ps.	164,923	Ps.	640,718	Ps.	13,177	Ps.	120,100	Ps.	49,362	Ps.	1,599	Ps.	824,956
Conversion of notes into common stock		5,343		—		—		3,176		8,519		—		—		—		—		8,519
Exercise of old-warrants		5,855		—		—		5,306		11,161		—		—		—		—		11,161
Exercise of warrants		757		—		—		3,229		3,986		—		—		—		—		3,986
Issuance of common stock and warrants		180,000		—		—		711,052		891,052		—		—		—		—		891,052
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 10, 2007				—
- Legal reserve		—		—		—		—		—		2,468		—		(2,468)		—		—
- Cash dividends (Ps. 0.03 per share)		—		—		—		—		—		—		—		(8,250)		—		(8,250)
- Reserve for new developments		—		—		—		—		—		—		38,644		(38,644)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—				—		(8,498)		(8,498)		—		—		—		—		(8,498)
Translation differences		—		—		—		—		—		—		—		—		16,464		16,464
Net income for the year		—		—		—		—		—		—		—		22,948		—		22,948

Balances as of June 30, 2008	Ps.	501,532	Ps.	—	Ps.	166,218	Ps.	879,188	Ps.	1,546,938	Ps.	15,645	Ps.	158,744	Ps.	22,948	Ps.	18,063	Ps.	1,762,338
Exercise of warrants		7		—		—		30		37		—		—		—		—		37
Purchase of treasury stock		(30,000)		30,000		—		—		—		—		(73,201)		—		—		(73,201)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2008
- Legal reserve		—		—		—		—		—		1,147		—		(1,147)		—		—
- Cash dividends (Ps. 0.04 per share)		—		—		—		—		—		—		—		(20,000)		—		(20,000)
- Treasury stock dividends		—		—		—		—		—		—		—		476		—		476
Translation differences		—		—		—		—		—		—		—		—		18,618		18,618
Net income for the year		—		—		—		—		—		—		—		124,616		—		124,616

Balances as of June 30, 2009	Ps.	471,539	Ps.	30,000	Ps.	166,218	Ps.	879,218	Ps.	1,546,975	Ps.	16,792	Ps.	85,543	Ps.	126,893	Ps.	36,681	Ps.	1,812,884

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Cash flows from operating activities:
Net income for the year	Ps.	124,616	Ps.	22,948	Ps.	49,362
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and minimum presumed income tax		92,682		284		8,375
Depreciation and amortization		119,939		6,474		4,459
Minority interest		94,210		266		277
Gain on equity investees		(49,194)		(38,417)		(40,199)
Unrealized loss (gain) on inventories		408		2,343		(1,176)
Increase (decrease) in farms		415		1,375		(4,348)
Gain on the sale of fixed assets		(184)		(39)		(8)
Accrued for management fees		—		—		2,818
Accrued expenses and allowance for doubtful accounts		102,230		9,298		9,053
Financial results		164,522		1,651		(2,438)
Adjustment valuation to net realizable value in other assets		(9,237)		(886)		—
Amortization of negative goodwill		(32,344)		—		—
Result from barter of inventories		(2,867)		—		—
Net gain from repurchases of non-convertible notes		(176,566)		—		—
Right to exercise the put option		(44,877)		—		—
Changes in operating assets and liabilities:
Decrease (increase) in investments		47,884		(12,111)		6,073
(Increase) decrease in trade accounts receivable, leases and services		(122,966)		8,381		(17,598)
Increase in other receivables		(158,150)		(20,407)		(27,327)
Decrease (increase) in inventories		92,991		(71,089)		(28,274)
Increase in intangible assets		(12,612)		—		—
Increase (decrease) trade accounts payable		51,101		15,127		(2,873)
Increase in salaries and social security payable, taxes payable and advances from customers		53,742		5,972		5,581
(Decrease) increase in accrued interest		(1,184)		23,339		12,699
Dividends collected		3,240		2,709		1,353
Decrease in other liabilities		(38,263)		(5,722)		(3,099)

Net cash provided by (used in) operating activities		299,536		(48,504)		(27,290)

Cash flows from investing activities:
Net proceeds from the sale of other property and equipment		1,217		1,109		336
Purchase of undeveloped parcels of lands		(8,860)		—		—
Loans granted		(9,755)		—		—
Acquisition of farms and other property and equipment		(308,328)		(28,019)		(29,327)
Payment for subsidiary acquired, net of cash acquired		171,481		—		—
Increase in interest in equity method investee except IRSA and other non-current investments		(123,042)		(86,518)		(727)
Payment for increase in IRSA’s interest		(89,892)		(320,998)		—

Net cash used in investing activities		(367,179)		(434,426)		(29,718)

Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		34,652		—		—
Increase in common stock		—		881,117		—
Proceeds from old warrants and warrants		37		15,148		84,176
Cash dividends paid		(43,065)		(8,250)		(5,500)
Increase in loans		224,401		79,198		84,508
Decrease in short-term debt		(232,880)		(45,687)		(45,139)
Decrease in Seller Financing		—		(3,693)		(2,231)
Repurchase of treasury stock		(73,201)		—		—
Cash paid for repurchase of non-convertible notes		(140,509)		—		—
Decrease in mortgages payable		(1,791)		—		—
Decrease in minority interest		(9,411)		—		—

Net cash (used in) provided by financing activities		(241,767)		917,833		115,814

Net (decrease) increase in cash and cash equivalents		(309,410)		434,903		58,806
Cash and cash equivalents as of the beginning of the year		521,086		86,183		27,377

Cash and cash equivalents as of year-end	Ps.	211,676	Ps.	521,086	Ps.	86,183

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	114,250	Ps.	18,482	Ps.	9,201
Income tax	Ps.	58,949	Ps.	4,353	Ps.	1,738
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	2,217	Ps.	1,914	Ps.	1,460
Acquisition of subsidiary companies through an increase of current other liabilities	Ps.	84,160	Ps.	—	Ps.	—
Increase in inventory through an increase in trade accounts payable	Ps.	365	Ps.	—	Ps.	—
Repayment of financial loans through issue of stock by exercise of conversion right	Ps.	—	Ps.	8,519	Ps.	69,660
Seller financing for acquisition of farms	Ps.	—	Ps.	—	Ps.	3,714
Increase in interest in IRSA by a decrease in non-current investments (conversion of IRSA Convertible Notes)	Ps.	—	Ps.	37,764	Ps.	—
Increase in property and equipment through an increase in trade accounts payable	Ps.	102,657	Ps.	—	Ps.	—
Increase in non-current investments by translation	Ps.	31,409	Ps.	—	Ps.	—
Tax effect on deferred capital cost allocated to additional paid-in-capital	Ps.	—	Ps.	9,935	Ps.	—
Increase in receivables from the sale of farms	Ps.	—	Ps.	—	Ps.	3,646
Financial costs capitalized in property and equipment	Ps.	86,962	Ps.	—	Ps.	—
Undeveloped parcels of land transferred to inventory	Ps.	5,305	Ps.	—	Ps.	—
Financial costs capitalized in inventory	Ps.	7,087	Ps.	—	Ps.	—
Increase in undeveloped parcels of land through an increase in trade accounts payable	Ps.	150	Ps.	—	Ps.	—
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	Ps.	5,445	Ps.	—	Ps.	—
Increase in goodwill through a decrease in minority interest	Ps.	7,410	Ps.	—	Ps.	—
Decrease in current investments through an increase in other receivables	Ps.	24,541	Ps.	—	Ps.	—
Increase in current investments through an increase in other liabilities	Ps.	2,739	Ps.	—	Ps.	—
Increase in intangibles assets through a decrease in minority interest	Ps.	1,137	Ps.	—	Ps.	—
Decrease in advances from customers through a decrease in inventory	Ps.	26,883	Ps.	—	Ps.	—
Increase in inventory through a decrease in property and equipment	Ps.	78,870	Ps.	—	Ps.	—
Issuance of certificates of participation	Ps.	20,608	Ps.	—	Ps.	—
Decrease in undeveloped parcels of land through an increase in other receivables	Ps.	279	Ps.	—	Ps.	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Acquisition of subsidiary company
Cash and cash equivalents acquired	Ps.	230,472	Ps.	—	Ps.	—
Fair market value non-cash asset acquired	Ps.	4,645,695	Ps.	—	Ps.	—
Fair market value liability assumed	Ps.	(2,781,143)	Ps.	—	Ps.	—

Net assets acquired	Ps.	2,095,024	Ps.	—	Ps.	—

Minority interest	Ps.	(852,615)	Ps.	—	Ps.	—
Equity method previous to the acquisition	Ps.	(715,398)	Ps.	—	Ps.	—
Negative goodwill	Ps.	(468,020)	Ps.	—	Ps.	—

Purchase price	Ps.	58,991	Ps.	—	Ps.	—

Cash and cash equivalents acquired	Ps.	(230,472)	Ps.	—	Ps.	—

Net cash received	Ps.	(171,481)	Ps.	—	Ps.	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

1. Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company’s agricultural business operations are comprised of crop production, cattle raising and fattening, milk production, cattle feeding, certain forestry activities and brokerage activities. Through its agricultural activities the Company transforms farmland and ultimately sells properties to profit from land value appreciation opportunities.

In addition, the Company through its subsidiary IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company, is involved in the real estate business primarily comprising: (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. IRSA is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2. Preparation of financial statements

a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 30 to these consolidated financial statements.

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

Adoption by CNV of CPCECABA standards

Resolution CD 93/2005 issued by CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This Resolution standard mandates companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2009 that the adoption of the new criteria would have generated would be a decrease in shareholder’s equity of approximately Ps. 90.1 million which should be recorded Ps. 15.4 million (loss) as a reduction to retained earnings and Ps. 74.7 million (loss) to the current year statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

b) Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control. Investments in joint ventures and/or jointly controlled operations in which the Company exercises joint control are accounted for under the proportionate consolidation method (See Note 2.c). Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company´s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these Consolidated Financial Statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

From July 1, 2008 to October 31, 2008, the Company acquired an additional 11.57% equity interest in IRSA. Therefore, effective October 1, 2008, the Company started consolidating the accounts of IRSA.

Accordingly, the consolidated statement of income for the year ended June 30, 2009 includes the results of operations of IRSA for nine months as from October 1, 2008. The consolidated balance sheet as of June 30, 2008 and the consolidated statements of income for the years ended June 30, 2008 and 2007 are not comparable to June 30, 2009 information since they do not include the accounts of IRSA.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of direct capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Subsidiaries	2009	2008	2007
IRSA Inversiones y Representaciones Sociedad Anónima	55.64%	42.13%	25.01%
Inversiones Ganaderas S.A. (“IGSA”)	99.99%	99.99%	99.99%
Futuros y Opciones.Com S.A (FyO.com)	66.20%	68.10%	70.00%
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	99.99%	99.99%	99.99%
Agrology S.A.	99.99%	99.99%	—
FyO Trading S.A.	67.43%	69.26%	—

(i)	Percentage of equity interest owned has been rounded.

c) Proportionate consolidation

The Company follows Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”) in accounting for joint venture and jointly controlled operations. RT No. 21 requires proportionate consolidation where effective joint control is exercised. Accordingly, these financial consolidated statements reflect the Company’s pro-rata equity interest in the joint ventures on a line-by-line basis.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

c) Proportionate consolidation (continued)

A description of the investments in which Cresud exercises effective joint control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30,
Investment	2009	2008	2007
Cactus Argentina S.A. (i)	48%	24%	24%
Cresca S.A.	50%	—	—
Liveck S.A.	50%	—	—
Canteras Natal Crespo S.A.	50%	—	—
Cyrsa S.A.	50%	—	—
Metroshop S.A.	50%	—	—
Puerto Retiro S.A.	50%	—	—
Rummaala S.A.	50%	—	—

(i)	In January 2007, the Company’s interest in Cactus decreased from 50% to 24%. Accordingly, the consolidated financial statements of the Company for the year ended June 30, 2007 reflect the Company’s pro rata equity interest in Cactus on a line-by-line basis through December 31, 2006, and effective January 1, 2007, the investment was accounted for under the equity method of accounting. For the years ended June 30, 2008 and 2009, the consolidated financial statements of the Company reflect the investment in Cactus under the equity method of accounting for the entire fiscal years. As further discussed in Note 2.g), the Company’s interest in Cactus increased from 24% to 48% on June 30, 2009. Accordingly, the results of operations of Cactus for the year ended June 30, 2009 are reflected under the line item “Gain on equity investees” for the entire year at the Company’s previous interest of 24%.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

d) Presentation of financial statements in constant Argentine Pesos (continued)

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

g) Acquisitions and development of businesses

The following is a description of the most significant acquisitions and development of businesses for the years ended June 30, 2009, 2008 and 2007 divided between the agricultural and real estate businesses:

Year ended June 30, 2009

A. Agricultural Business

Purchase of shares of BrasilAgro

During the year ended June 30, 2009, the Company acquired 2,776,000 additional shares of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) for Ps. 25.5 million in cash, increasing its equity interest from 14.39% to 19.14%.

International expansion into Bolivia and Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. whose shareholders are: Agrology S.A. holding a 95.12% interest, Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation. Thus, Cresud holds a 99.99% interest in such companies, engaged in agricultural exploitation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

Acquisitions of farmland in Bolivia

On July 28, 2008, the Company acquired several properties in Bolivia as further described below:

The Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million of which US$4.9 million was paid in cash. The outstanding balance will be paid in two equal annual installments due on November, 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

The Company acquired “San Cayetano” and “San Rafael” farms, 883 hectares and a 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.8 million of which US$3.8 million was paid in cash. The outstanding balance will be paid in two equal annual installments due on November, 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

The Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$8.6 million of which US$3.7 million was paid in cash. The outstanding balance will be paid in two equal annual installments due on November, 2009 and 2010. Seller financing does not accrue any interest. The property is mortgaged as collateral for payment.

Expanding business into the Republic of Paraguay

The Company initiated an international expansion in the agriculture and livestock businesses in South America. In this context, in September 2008, the Company entered into an agreement with Carlos Casado S.A. (“Casado”) to jointly conduct business in Paraguay. Casado is an unrelated Argentine company conducting business in Southern Paraguay.

The Company and Casado formed Cresca S.A. (“Cresca”), a company incorporated under the laws of Paraguay, where each party holds a 50% interest. In turn, the Company entered into a 10-year Advisory Agreement with Cresca (the “Agreement”) under which the Company would act in its capacity as advisor for the agricultural, livestock and forestry exploitation of a real estate property in Paraguay and eventually of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.

The Agreement can be automatically renewed for two additional 10-year periods.

The Company acquired from Casado a 50% undivided interest in 41,931 hectares of land in Southern Paraguay for total consideration of US$5.2 million. Immediately following the acquisition, the Company contributed the property to Cresca in exchange for its ownership interest. Casado, in turn, contributed the remaining 50% undivided interest in the property. As of the date of these financial statements, the Company’s aggregate contributions to Cresca amounted to US$5.2 million derived from the in-kind contribution of the property.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

Investment in Cactus Argentina S.A.

As discussed in Note 2.c), the Company had a 24% interest in Cactus. On June 30, 2009, the Company, directly and indirectly through its subsidiary Agrology, by means of its affiliate Helmir S.A., acquired an additional 24% in Cactus for total consideration of US$1.2 million. The purchase price will be paid in January 2010 and accrues interest at 4% per annum. The shares of Cactus are pledged as collateral for the seller financing.

Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.)

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anónima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta´s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Agropecuaria Anta S.A. carried with it as of May 15, 2009 for Ps. 41.8 million contributing 90% on its own behalf and 10% on behalf of Inversiones Ganaderas S.A.

Finally, as of the date of the financial statements, the Extraordinary and Unanimous Shareholders’ Meeting of Agropecuaria Anta S.A., unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43.2 million.

Inversiones Ganaderas S.A.

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Inversiones Ganaderas S.A. carried with it as of May 15, 2009 for Ps. 13.6 million.

Finally, as of the date of the financial statements, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25.3 million.

B. Real Estate Business

Purchase of shares of IRSA

During the year ended June 30, 2009, the Company acquired 78,181,444 shares of IRSA amounting to US$47.4 million, increasing the direct interest to 55.64% as of June 30, 2009.

Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of IRSA (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA’s share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero as of June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 amounted to US$ 11.8 million disclosed under other receivables.

Acquisition of shares of Banco Hipotecario

During fiscal year 2009, the Company acquired additional shares in Banco Hipotecario for Ps. 107.6 million of which Ps. 78.8 million were paid in July 2009. As a result of this transaction, the Company’s equity interest in Banco Hipotecario increased to 21.34% (without considering treasury shares). The acquisition was accounted for under the purchase method of accounting (See Note 3.e)). This transaction generated a gain of Ps. 133.0 million.

Acquisition of companies in Uruguay

In June 2009, the Company acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimis consideration. In the same month, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance is payable in five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. Under the agreement, the Company granted the sellers an option to settle the outstanding balance in the form of 12% of the square meters to be built. Ritelco, a wholly-owned subsidiary of IRSA, guaranteed the 45% of outstanding balance, interest and option to the sellers through a surety bond. On June 30, 2009, the Company sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

Purchase of Anchorena building

On August 7, 2008, the Company signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

On August 7, 2008, the Company signed an agreement by which acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$3.3 million.

Barter with CYRSA S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

Signing of a “Letter of Intent”

On June 30, 2009, the Company signed a Letter of Intent with an unrelated party to purchase a 10,022 square meters property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, the Company paid US$ 0.05 million in advance to secure the Company´s right of first offer through November 27, 2009 when the Letter of Intent expires.

Year ended June 30, 2008

Purchase of shares of BrasilAgro

During the year ended June 30, 2008, the Company acquired 4,086,800 shares of BrasilAgro for Ps. 84.0 million in cash, increasing its equity interest from 7.40% to 14.39%.

During this fiscal year, BrasilAgro acquired four properties, which represent 78,907 hectares.

The properties acquired were:

•	“Alto Taquari” farm, a 5,266 hectare property for an aggregate consideration of R$34.1 million (US$19.14 million).

•	“Araucaria” farm (75%), an 11,657 hectare property for an aggregate consideration of R$68.4 million (US$38.5 million).

•	“Chaparral” farm, a 37,799 hectare property for an aggregate consideration of R$47.1 million (US$26.6 million).

•	“Nova Buriti” farm, a 24,185 hectare property for an aggregate consideration of R$22.2 million (US$12.5 million).

Acquisition of farms

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

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

Agrology S.A. and FyO Trading S.A.

The Company, directly or indirectly through its subsidiaries, formed two companies in May 2008, Agrology S.A. and FyO Trading S.A. Agrology is a new venture that invests in financial instruments and manages equity interests in other companies. FyO Trading is a new venture that engages in agricultural production and commerce.

Purchase of shares of IRSA

In September and November of 2007, the Company acquired 82.5 million shares of the common stock of its equity investee, IRSA Inversiones y Representaciones S.A. (“IRSA”), by (i) converting US$12.0 million of IRSA’s Convertible Notes into 22.0 million shares of IRSA’s common stock and (ii) exercising the warrants to acquire 60.5 million shares of IRSA’s common stock for a total purchase price of US$39.6 million (Ps. 124.7 million). Further, the Company acquired an additional 45,019,910 shares of the common stock of IRSA for US$62.7 million (Ps. 196.3 million), all of these acquisitions increased the Company’s interest in IRSA from 25.01% to 42.13% as of June 30, 2008.

Acquisition of a plot of land in Luján

In May 2008, IRSA entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$3.0 million. IRSA paid US$1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount the Company paid at the time of the signing of the preliminary purchase.

Year ended June 30, 2007

Exportaciones Agroindustriales Argentinas S.A.

In January 2007, Cactus acquired 100% of Exportaciones Agroindustriales Argentinas S.A. (EAASA) for an aggregate purchase price of Ps. 16.8 million. EAASA is engaged in cattle slaughtering and meat processing activities.

Purchase of shares of BrasilAgro

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Acquisitions and development of businesses (continued)

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

Acquisition of “8 de Julio” farm

On May 15, 2007, the Company acquired the “8 de Julio” farm, a 90,000 hectare property located south of the Deseado River in the Province of Santa Cruz, for an aggregate purchase price of US$2.4 million. Upon execution of the bill of purchase a payment was made forUS$1.2 million and possession over the farm was taken. On August 13, 2007, the Company paid US$0.24 million and the balance of US$0.96 million was paid in October 11, 2007, and also on that date the deed was executed. This farm offers excellent potential for sheep production, both in terms of wool and mutton production. In addition, it has future potential as a tourist attraction and for leisure activities.

h) Dispositions

Year ended June 30, 2009

A. Agricultural Business

Land sales out of “El Recreo” and “Los Pozos” farms

On July 24, 2008, the Company sold 1,829 hectares out of the “El Recreo” farm, located in the Province of Catamarca for US$0.4 million. The buyer paid US$0.1 million in cash and the balance will be collected in two annual consecutive installments of US$0.12 million each. The balance accrues interest at LIBOR plus 3% per annum. This transaction generated a gain of US$0.3 million recognized in the statements of income as of June 30, 2008.

On October 7, 2008, the Company entered into a preliminary sales agreement for the sale of 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$0.5 million. On April 7, 2009, the title deed was executed and the balance of US$0.2 million was collected. The transaction generated a gain of US$0.5 million.

B. Real Estate Business

Sales of Buildings

During fiscal year 2009, the Company sold 20,315 square meters of office building for total consideration of Ps. 201.3 million resulting in a gain of Ps. 119.4 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

h) Dispositions (continued)

Year ended June 30, 2008

Land sales out of “Los Pozos” and “La Esmeralda” farms

On October 22, 2007, the Company sold 4,974 hectares out of “Los Pozos” farm for US$1.1 million, which was collected in full as of June 30, 2008. This transaction generated a gain of US$1.0 million.

On May 30, 2008, the Company sold 2,430 hectares out of “La Esmeralda” farm out for US$6.2 million, which was collected in full as of June 30, 2008. This transaction generated a gain of US$5.3 million.

Year ended June 30, 2007

Land sales out of “El Recreo”, “Los Pozos” and “Tapenagá” farms

On August 28, 2006, the Company signed a preliminary sale contract of 1,829 hectares out of the “El Recreo” farm for US$0.36 million. This transaction was closed on July 24, 2008. See dispositions for the year ended June 30, 2009 above.

On June 5, 2007 the Company sold 14,516 hectares out of “Los Pozos” farm, located in the Province of Salta, Argentina, for US$2.2 million, which was fully collected. Therefore, this sale yielded a US$2.0 million profit.

On June 6, 2007 the Company sold “Tapenagá” farm, covering 20,833 hectares, located in the Province of Formosa, Argentina, for US$7.3 million. The Company received US$3.7 million as down payment and the outstanding balance was financed. Therefore, the transaction yielded a US$5.0 million profit.

Investment in Cactus Argentina S.A.

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

i) Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires the Company´s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

i) Use of estimates (continued)

of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income assets and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these Consolidated Financial Statements.

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements. When appropriate, each accounting policy is discussed in the context of the two main businesses of the Company: agricultural and real estate businesses.

a) Revenue recognition

•	Agricultural Business

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, feed lot operation, and services and leasing of its farms to third parties and brokerage activities and sale of farms.

Through December 31, 2006, the Company’s revenues included the proportionate share of the cattle feedlot operations through its joint venture in Cactus. As from January 1, 2007, the Company’s equity interest in Cactus decreased to 24% and was deconsolidated. Thus, revenues from cattle feedlot operations are included in gain (loss) from equity investees for the years ended June 30, 2009, 2008 and 2007. The Company’s interest in Cactus increased from 24% to 48% on the last day of the fiscal year ended June, 30, 2009.

The Company follows RT No. 22 “Agricultural Activities” which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activities. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce, which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest.

Biological transformation comprises the processes of growth, degeneration, production, and procreation that cause “qualitative or quantitative” changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and milking cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The statement of income shows the following line items relating to the agricultural activity:

•

Production Income: The Company recognizes production income when there is a qualitative or quantitative change in biological assets as explained above. For example, the Company recognizes production income when crops are harvested or a cow is born or gains a certain amount of weight;

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

a) Revenue recognition (continued)

•	Cost of Production: Cost of production consists of costs directly and undirectly related to the transformation of biological assets and agricultural produce;

•

Sales: The Company’s sales consist of revenue on the sales of crops, milk and beef cattle. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed;

•	Cost of Sales: Cost of sales consists of certain direct costs related to the sales of agricultural produce other than selling expenses;

•

Unrealized gain (loss) on inventories: Includes gains or losses from inventory holding consisting of the changes in the carrying amount of biological assets between the beginning and the end of current period and the results generated by futures and options on the Futures Market. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the end of the year, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options;

•	Revenue from the sale of farms is recognized when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

Under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) increases due to harvest; and (e) other changes.

•	Real Estate Business

The Company through IRSA derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations and consumer financing.

Development and sale of properties

Revenue from the sale of properties is recognized when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction affected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total budget cost. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

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

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2009, 2008 and 2007, the majority of the tenants were charged with the Percentage Rent.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. IRSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

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

IRSA also charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

IRSA also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

Lease agent operations

The Company, through a subsidiary of IRSA, Fibesa, acts as the leasing agent for APSA bringing together it and its potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and APSA. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

a) Revenue recognition (continued)

Consumer Financing

IRSA, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by IRSA; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 20 for details.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b) Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

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

e) Investments

Current

Current investments include, mutual funds, mortgage bonds, government bonds and time deposits. Mutual funds, mortgage bonds and government bonds are carried at market value as of year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at year-end. As of June 30, 2008, current investments also include Non-Convertible Notes IRSA 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

e) Investments (continued)

Unrealized gains and losses on these investments are included within “Financial results, net” in the statements of income.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 20) and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

Non-Current

•	Agricultural Business

Investments in affiliates

Investments in affiliates in which the Company has control or significant influence (generally representing an equity interest between 20% and 50%) have been accounted for under the equity method. However, the Company has a 19.14% interest in BrasilAgro. Since the Company exercises significant influence over BrasilAgro, the Company accounted for this investment under the equity method of accounting. The Company considered it has significant influence due to its ability to affect the financial and operating decisions of BrasilAgro under the shareholders agreement. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investments is considered impaired when an other-than-temporary decrease in the value of the investments has occurred.

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

•	Real Estate Business

Equity investments

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

The Company, through IRSA, has a 21.34% equity interest in Banco Hipotecario S.A. (“BHSA”) (without considering treasury shares). In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA. The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments the Company has made adjustments necessary to adequate these financial statements to Argentine GAAP have been considered.

Metropolitan 885 Third Ave LLC (“Metropolitan”)

The Company, through IRSA, holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.g) for details.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

e) Investments (continued)

Retained interests in securitization programs

Non-current investments also include the non-current portion of IRSA’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables (See Note 20 for details).

Undeveloped parcels of land

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.d) less allowances for impairment or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when IRSA determines that the properties are to be marketed for sale, when construction commences or the land is leased.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During the years ended June 30, 2002 and 2003 IRSA recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Unrealized (loss) gain on inventories” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amount to Ps. 50 for the year ended June 30, 2009. See Note 3.p) for details on accounting for impairment losses.

f) Business Combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

f) Business Combinations (continued)

revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As for as banking operations are concerned, identifiable intangible assets comprised of core deposits intangibles and customer relationship intangibles, represent the net present value of the future economic.

g) Negative goodwill and goodwill

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

Negative goodwill

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquired, not exceeding 20 years.

Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

h) Inventories

•	Agricultural Business

The following is a description of each group of biological assets, categorized by stage of biological transformation:

Biological assets in the initial development of stage are those assets that have not attained the required level of biological development and/or transformation to be considered as “consumable” assets including unharvested crops and calves, breeding cattle and cattle. These assets are valued at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realizable value as of year-end.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

h) Inventories (continued)

“Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale:

(including cattle, steersfand, heifers, cattle round-up mores and sheep). These assets are valued at their net realizable value represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

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

The carrying values of inventories do not exceed their estimated recoverable values at the date of these financial statements.

•	Real Estate Business

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.d)) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead cost, financial cost and real estate taxes.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the projects called “Caballito (CYRSA)”, “Caballito (Koad)”, “Benavidez”, “Rosario” and “Dique III” have been valued at acquisition cost.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance the closing of the transaction and realization of the gain are valued at net realizable value. See “Unrealized (loss) gain on inventories” in the Consolidated Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 until 2007. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amount to Ps. 1,029 as of June 30, 2009. See Note 3.p) for details on accounting for impairment losses.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

i) Property and equipment

•	Agricultural Business

Farmlands are valued at cost (adjusted for inflation as described in Note 2.d.), based on the corresponding dates of origin or its cost when corresponding, less accumulated depreciation at the end of the year.

Accumulated depreciation is computed under the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

The net carrying value of farmlands does not exceed their recoverable value at the end of the period or the fiscal year.

Tree plantations (wood) have been valued at cost less accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Depreciation expense has been calculated based on the remaining concession term.

The estimated useful life of alfalfa fields and meadow is between 2 and 8 years and of mass wood is 30 years.

•	Real Estate Business

Property and equipment are comprised primarily of rental properties (including office and shopping centers), hotels and other property and equipment held for use by the Company.

Rental properties (including office and shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. IRSA capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 86,452 for the year ended June 30, 2009, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 IRSA recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Unrealized (loss) gain on inventories” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,891, as of June 30, 2009.

•	Other property and equipment (common to agricultural and real estate business)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

i) Property and equipment (continued)

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings (agricultural business)	50
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	Between 4 and 10

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

j) Intangible assets

•	Agricultural Business

Intangible assets are carried at cost less accumulated amortization.

Preoperating expenses

Represents primarily expenses incurred in the development of the new international businesses in Bolivia and Paraguay. These pre operating expenses are amortized on a straight line basis over five-year periods upon commencement of operations in those countries. The value of these intangible assets does not exceed their estimated recoverable value at year-end.

Concession rights

Relate to the concession rights acquired as part of the Agropecuaria Anta S.A. acquisition. Concession rights acquired were valued at fair value at the time of the acquisition. Concession rights of Agropecuaria Anta S.A. are amortized under the straight-line basis over the term of the concession, as from the beginning of operations (i.e. 30 years).

The carring value of concession rights does not exceed their estimated recoverable value at the end of these financial statements.

•	Real Estate Business

Intangible assets are carried at cost restated (as mentioned in Note 2.d)), less accumulated amortization.

Pre-operating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center or the sale of the project.

Trademarks

Represents fees and expenses related to the registration of trademarks.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

j) Intangible assets (continued)

Above and below market leases an In-place leases

See Note 3.f) for details on accounting for these intangibles.

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

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not to be recoverable.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

n) Minimum presumed income tax (MPIT)

The Company is subject to the MPIT. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

o) Provisions for allowances and contingencies

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

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

q) Translation of non-peso currency amounts

Assets and liabilities of non-Argentine subsidiaries and associates that have a local functional currency are translated to Argentine Pesos at year-end exchange rates. Translation adjustments are recorded in shareholders’ equity. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

r) Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

s) Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. The Company uses derivative financial instruments to manage its exposure to certain risks, including foreign exchange risks. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

The Company follows Technical Resolution No. 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT No. 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings.

t) Other receivables and liabilities

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

u) Liabilities in kind related to barter transactions

Obligations to deliver units to be built are valued at the higher of (i) the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor, or (ii) the value of the barter agreed by the parties. Liabilities in kind are disclosed in the “Trade accounts payable”.

v) Related party balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

w) Customers advances

Customer advances represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

x) Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of LLR (Notes 2.g) and 14) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

y) Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 14,510 and Ps. 14 for the years ended June 30, 2009 and 2008, respectively.

z) Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their face value, adding or deducting the corresponding financial results.

aa) Debt issuance costs

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

ab) Paid-in capital

Related Companies Law No. 19,550 Section 33: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in captions 9 second part of Technical Resolution 17 of the FACPCE and Resolution CD 243/01 of the CPCECABA.

Warrants issued: the value of warrants issued by the Company has been allocated to the account Paid-in Capital.

ac) Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the year by the weighted-average number of common shares and potential common shares outstanding during the year.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

ac) Earnings per share (continued)

The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

ad) Dividends

Dividend policy of IRSA consist in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Revenues of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 10), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that IRSA must at all times comply with the covenants imposed by its financial obligations.

4. Details of balance sheet and statement of income accounts:

For case of presentation and when appropriate, balance sheet and income statement accounts are categorized in the context of the two main businesses of the Company: agricultural and real estate businesses.

a) Cash and banks

	As of June 30,
	2009		2008
Cash in banks	Ps.	75,723	Ps.	46,349
Collections to be deposited		2,751		1,284
Cash on hand		3,985		162

	Ps.	82,459	Ps.	47,795

b) Investments

	As of June 30,
	2009		2008
Current
Mutual funds (ix)	Ps.	150,850	Ps.	473,291
Time Deposits		15,156		—
Government bonds and notes
- Pre 2009 bonds		10,108		—
- Pro 2012 bonds		3,987		—
- Participation trust certificates (TDF) (vii)		16,490		—
- Certificates of participation - Tarshop Trust (CP) (vii)		136,231		—
- Allowance for impairment of CP (vii)		(10,198)		—
- IRSA Non-Convertible Notes (i)		—		11,285
- Global 2010 bonds		67		92
- Bocon Pro 1		1		1
- Mortgage Bonds		1,198		623
Shares of public companies		21,603		—
Others investments		48		—

	Ps.	345,541	Ps.	485,292

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

b) Investments (continued)

	As of June 30,
	2009		2008
Non-Current
Equity investments:
Agricultural business:
Agro-Uranga S.A.	Ps.	20,203	Ps.	20,210
Cactus Argentina S.A. (ii)		14,047		7,604
Exportaciones Agroindustriales Argentina S.A.		99		242
Brasil Agro – Companhia Brasileira de Propiedades Agrícolas (iv)		212,274		171,247
Real estate business:
IRSA Inversiones y Representaciones Sociedad Anónima (iii) (xiii)		—		726,558
Banco Hipotecario S.A. (v) (xi)		551,120		—
Banco Crédito y Securitización S.A.		5,127		—
Manibil S.A. (vi)		25,332		—
Advances for shares purchases		6,250		—
Undeveloped parcels of land (viii):
- Santa Maria del Plata		203,584		—
- Puerto Retiro		66,331		—
- Plot of land Berutti		54,018		—
- Plot of land Caballito (x)		40,626		—
- Patio Olmos		33,218		—
- Pereiraola		24,157		—
- Torres de Rosario		18,641		—
- Espacio Aéreo Coto		14,672		—
- Plot of Land Zetol		13,116		—
- Canteras Natal Crespo		6,465		—
- Pilar		4,066		—
- Torres Jardin IV		3,038		—
- Plot of Land Vista al Muelle		1,739		—
- Other undeveloped parcels of land		19,267		—
Other investments
Certificates of participation – Tarshop S.A. Trust (vii)		22,900		—
Allowance for impairment of investments (vii)		(1,891)		—
MAT (xii)		90		90
Coprolán		21		21
Other investments		95		—

	Ps.	1,358,605	Ps.	925,972

(i)	In February 2007, IRSA issued US$150,000 of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$200,000 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity. In May, 2008 the Company acquired nominal value 5,000 of IRSA Non-Convertible Notes, for an average weighted price of US$0.785 per Note, totaling US$4.1 million.
(ii)	As of June 30, 2009 includes Ps. 4,015 of goodwill.
(iii)	Effective October 1, 2008, the Company consolidated IRSA on a line-by-line basis. See Note 2.b) for details
(iv)	As of June 30, 2009 and 2008 includes Ps. 3,841 of goodwill. As of June 30, 2009 includes Ps. (19,163) of negative goodwill.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

b) Investments (continued)

(v)	Includes Ps. 21,152 of goodwill
(vi)	Includes Ps. 10 of goodwill.
(vii)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 20 for details).
(viii)	Shown net of allowances for impairment losses mentioned in Note 3.e)
(ix)	As of June 30, 2009 includes an amount of Ps. 36,789, relates to investment in mutual funds which has not been considered as cash equivalents for purposes of the statement of cash flow. See Note 13 for additional details.
(x)	This asset is restricted in relation to certain tax claims.
(xi)	As of June 30, 2009, includes Ps. 35,609 and Ps. 12,426 as goodwill and negative goodwill, respectively. Represents 320,038,137 shares with a quoted value at closing equivalent to Ps. 0.85 per share as of June 30, 2009.
(xii)	“Mercado a Término de Buenos Aires - Buenos Aires Board of Trade”
(xiii)	As of June 30, 2008, includes Ps. 12,597 of goodwill and Ps. (219,360) of negative goodwill,

c) Trade accounts receivable, net

	As of June 30,
	2009		2008
Current
Consumer financing receivables	Ps.	141,570	Ps.	—
Leases and services receivables		79,097		—
Checks to be deposited		62,230		—
Pass-through expenses receivables (iii)		37,689		—
Debtors under legal proceedings (ii)		35,903		—
Trade accounts receivable		40,583		34,966
Debtors from sale of real estate (i)		20,319		6,189
Hotel receivables		7,713		—
Debtors from Tarjeta Shopping – collection agents		5,070		—
Related parties (Note 8)		2,400		1,208
Less:
Allowance for doubtful accounts (Note 31.c))		(129,479)		(381)

	Ps.	303,095	Ps.	41,982

Non-current
Consumer financing receivables	Ps.	6,490	Ps.	—
Leases and services receivables		2,691		—
Debtors from sale of real estate (i)		2,306		7,049
Debtors from sale in foreign currency		451		—
Less:
Allowance for doubtful accounts (Note 31.c))		(2,708)		—

	Ps.	9,230	Ps.	7,049

(i)	As of June 30, 2009 represents the (a) current portion of the receivable from the sale of “Tapenagá” farm totaling US$1.22 million; (b) the current and non current portion of the receivable from the sale of “El Gualicho” farm totaling US$0.63 million and US$0.01 million respectively; (c) the current portion of the receivable from the sale of “Torre Renoir” departments totaling US$0.4 million. And from the sale of “Laminar Plaza” offices totaling US$5.9 million; (d) the non-current portion from the sale of “Torres Abasto” departments totaling US$0.04.

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

The receivable from “El Gualicho” farm accrues interest at 360-day LIBOR plus 3.84 % and the property sold is mortgaged in favor of the Company as collateral for the receivable. The receivable from “Ñacurutu” farm also accrues

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

c) Trade accounts receivable, net (continued)

interest at 360-day LIBOR plus 6% and the property sold is mortgaged in favor of the Company as collateral for the receivable. The receivable from “Tapenagá” farm accrues interest at 360-day LIBOR plus 5% and the property sold is mortgaged in favor of the Company as collateral for the receivable.

(ii)	Comprised of Ps. 1.3 million related to mortgage receivables and Ps. 34.6 related to leases receivables, as of June 30, 2009.
(iii)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

d) Other receivables

	As of June 30,
	2009		2008
Current
Metropolitan put option	Ps.	44,877		—
Receivables from the sale of shares (i)		34,553		—
VAT receivable, net		32,601		13,877
Related parties (Note 8)		89,925		5,433
Prepaid expenses, excluding leases		25,869		113
Income tax advances and MPIT credit		21,987		14,853
Trust programs account receivables		6,782		—
Loans granted		5,424		—
Guarantee of defaulted credits		4,206		—
Outstanding tax on sales		3,318		296
Receivables for services of third offered in Tarshop’ business		2,746		—
Guarantee deposits and premiums (ii)		1,490		990
Pre-paid insurance		1,489		—
MPIT		923		42
Premiums collected		742		184
Other tax credit		171		—
Prepaid leases		75		11,367
Expenses to be recovered		47		—
Receivables from stock holders in related companies		29		—
Others		10,109		2,046

	Ps.	287,363	Ps.	49,201

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

d) Other receivables (continued)

	As of June 30,
	2009		2008
Non-Current
Deferred income tax (Note 11)	Ps.	78,285	Ps.	1,298
MPIT		65,967		20,056
VAT credit and prepaid income tax		65,684		12,962
Loans granted		23,097		—
Prepaid Expenses		225		—
Mortgages receivables under legal proceeding (iii)		2,208		—
Allowance for doubtful accounts (iii) (Note 31.c))		(2,208)		—
Outstanding gross sales tax payable and others		1,989		—
Trust programs account receivables		999		—
Guarantee deposits		380		—
Prepaid leases		33		—
Others		5,933		—

	Ps.	242,592	Ps.	34,316

(i)	In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$10.6 million (on such date IRSA collected US$1.6 million of such amount). The balance will become due in December, 2009 and it is supported by a pledge in favor of IRSA.
(ii)	As of June 30, 2009 the balance is mainly comprised of restricted cash of Ps. 0.4 million related to deposits required as collateral for certain labor lawsuits/claims of the Company.
(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, IRSA has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e) Inventories

	As of June 30,
	2009		2008
Current
Agricultural Business
Crops	Ps.	49,258	Ps.	67,224
Beef Cattle		18,279		12,837
Materials and others		26,898		21,701
Unharvested crops		13,006		6,486
Seeds and fodder		2,864		3,277
Real Estate Business
Credit from barter transaction of Caballito (Koad) (ii)	Ps.	19,222	Ps.	—
Abril/Baldovinos		3,035		—
Credit from barter transaction of Benavidez (i)		2,119		—
Other inventories		4,017		—
San Martin de Tours		431		—
Plot 1 c) Dique III		68		—

	Ps.	139,197	Ps.	111,525

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

e) Inventories (continued)

	As of June 30,
	2009		2008
Non-Current
Agricultural Business
Beef Cattle	Ps.	77,828	Ps.	76,113
Real Estate Business
Horizons	Ps.	109,144	Ps.	—
Credit from barter transaction of Caballito (CYRSA) (iii)		23,099		—
Credit from barter transaction of Caballito (Koad) (ii)		14,324		—
Credit from barter transaction of Rosario		11,121		—
Credit from barter transaction of Benavídez (i)		9,633		—
Caballito plot of land		4,429		—
Abril/Baldovinos		768		—
Other inventories		1,183		—

	Ps.	251,529	Ps.	76,113

(i)	In March 2004, IRSA (through its subsidiaries) sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$3 million.
(ii)	On May 4, 2006, IRSA entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$7.5 million. As consideration for the transaction, Koad made a down payment of US$0.05 million and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$7.5 million and constituted insurance for US$2 million ((which was reduced to US$1 million according to the barter agreement in relation to the work advance) and is going to constitute another one for US$0.5 million at the time the units are transferred. As of June 30, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 41 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 4,960 from this transaction.
(iii)	See note 2.g)

f) Other assets

	As of June 30,
	2009		2008
Current
Farm held for sale (Note 3.k))	Ps.	—	Ps.	1,070

	Ps.	—	Ps.	1,070

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

g) Goodwill and negative goodwill

	As of June 30,
	2009		2008
Goodwill
IRSA	Ps.	12,596	Ps.	—
Alto Palermo S.A.		11,821		—
Tarshop S.A.		6,032		—
Torre Bank Boston		5,195		—
Della Paolera 265 y Museo Renault		2,893		—
Fibesa S.A.		346		—
Negative Goodwill
IRSA	Ps.	(385,809)	Ps.	—
Alto Palermo S.A.		(26,548)		—
Palermo Invest S.A.		(24,635)		—
Empalme S.A.I.C.F.A. y G.		(5,184)		—
Mendoza Plaza Shopping S.A.		(5,283)		—
Emprendimiento Recoleta S.A.		(164)		—

	Ps.	(408,740)	Ps.	—

h) Trade accounts payable

	As of June 30,
	2009		2008
Current
Suppliers (i)	Ps.	191,122	Ps.	17,972
Accruals		105,674		25,826
Related parties (Note 8)		6,961		4,669
Debt related to purchase of farms		35,098		—
Others		1,039		—

	Ps.	339,894	Ps.	48,467

Non-Current
Suppliers (ii)	Ps.	58,862	Ps.	—
Debt related to purchase of farms		21,893		—
Related parties (Note 8)		8,438		—

	Ps.	89,193	Ps.	—

(i)	As of June 30, 2009, includes accounts payable to merchants for credit card operations of Ps. 93.7 million
(ii)	Includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López.

i) Mortgage payable

	As of June 30,
	2009		2008
Current
Mortgage payable Llao Llao	Ps.	1,930	Ps.	—

	Ps.	1,930	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

j) Short-term and long-term debt

	As of June 30,
	2009		2008
Short-term debt:
Bank loans (i)	Ps.	294,853	Ps.	42,992
Bank overdrafts including accrued interests		166,651		152,608
Seller financing (iv)		28,895		—
IRSA Non-Convertible Notes - interest (ii)		15,714		—
Expenses for issuance of debt – IRSA Non Convertible Notes (ii)		(875)		—
APSA Non-Convertible Notes 2017 US$120 M. – Interest (iii)		2,954		—
Expenses for issuance of debt – APSA Non-Convertible Notes 2017 US$120 M (iii)		(483)		—
APSA Convertible Notes - Accrued interest (iii)		2,610		—
APSA Non-Convertible Notes 2012 US$154 M. – Capital (iii)		26,470		—
APSA Non-Convertible Notes 2012 US$154 M.– Interest (iii)		449		—
Expenses for issuance of debt – APSA Non-Convertible Notes 2012 US$154 M. (iii)		(350)		—

	Ps.	536,888	Ps.	195,600

	As of June 30,
	2009		2008
Long-term debt:
IRSA Non-Convertible Notes (ii)	Ps.	426,282	Ps.	—
Expenses for issuance of debt – IRSA Non-Convertible Notes (ii)		(4,350)		—
APSA Non-Convertible Notes. 2017 US$120 M (iii)		252,303		—
Expenses for issuance of debt – APSA Non-Convertible Notes. 2017 US$120 M (iii)		(1,791)		—
Bank loans (i)		76,611		—
APSA Convertible Notes (iii)		58,679		—
APSA Non-Convertible Notes 2012 US$154 M (iii)		50,512		—
Seller financing (iv)		8,610		—
Expenses for issuance of debt – APSA Non-Convertible Notes 2012 US$154 M (iii)		(156)		—

	Ps.	866,700	Ps.	—

(i)	As of June 30, 2009 the balance primarily relates to several short-term loans granted by several domestic financial institutions and overdrafts. These loans accrue interest at annual fixed interest rates ranging from 7.5% to 19.9%. As of June 30, 2008 the balance primarily relates to several short-term loans granted by several domestic financial institutions and overdrafts. These loans accrue interest at annual fixed interest rates ranging from 6.25% to 20.0%. As of June 30, 2009 it includes the following loans: (a) Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to debt for purchase República building (See note 2.g)), (b) Ps. 20,736 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See note 2.g)), (c) Ps. 1246,521 as a current balance and Ps. 158 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 90,790 granted by Banco Nación, Ps. 45,234 granted by Banco Ciudad and Ps. 32,798 granted by Banco Provincia). As of June 30, 2008 the balance mainly relates to a collateralized loan with Credit Suisse. This loan accrued interest at variable rate per annum equal to the LIBOR plus 375 basic points. This loan was settled in October 24, 2008. This loan required the Company to comply with certain customary covenants. The Company complied with those covenants as of the date indicated. During fiscal year 2009 the Company repaid all the payments owed to Credit Suisse International.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

j) Short-term and long-term debt (continued)

(ii)	In February 2007, IRSA issued US$150,000 of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$200,000 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity. In May, 2008 the Company acquired nominal value 5,000 of IRSA Non-Convertible Notes, for an average weighted price of US$0.785 per Note, totaling US$4.1 million. During this fiscal year, the Company on its own and through its subsidiaries bought IRSA Non-Convertible Notes for US$28.2 million in par value at an average US$0.39 quoted price. These transactions generated a gain of Ps. 60,657 disclosed in Financial results, Generated by liabilities, in the Statement of Income. As of June 30, 2009 the notes are net of issuance cost amounting to Ps. 875 current and Ps. 5,831 non-current The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.
(iii)	In May 2007, APSA issued an aggregate amount of US$170.0 million of non-convertible notes (the APSA Non-Convertible Notes) under the Global Program for up to US$200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year beginning on November 11, 2007. On May 11, 2009 the fourth interest installment was paid for US$4.7 million. Subsequent to year end, on November 11, 2009 the fifth interest installment was paid by an amount of US$4.7 million. Series II pay interest in cash semi-annually in arrears on June 11and December 11 of each year beginning on December 11, 2007. On June 11, 2009 the fourth interest installment was paid by an amount for a total of Ps. 8,5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. On June 11, 2009 the first principal installment of Series II was settled for a total of Ps. 22.0 million. Subsequent to year end, on December 11, 2009 the fifth interest installment and the second principal installment were paid by an amount of Ps. 7.3 million and Ps. 22.0 million, respectively. Since a portion of the Notes have been repurchased by the Company, cash disbursements for principal amortization and interest payment were lower.

During this fiscal year, the Company bought US$ 39.6 million of APSA Series I Notes and Ps. 46.5 million of APSA Series II Notes. The amount paid was US$21.2 million and US$8.2 million, respectively. Likewise, APSA re-purchased US$3 million of Series II Notes and US$5 million of Series I Notes. These transactions generated Ps. 115,909 income disclosed in Financial results, Generated by liabilities, in the Consolidated Statement of Income.

On July 19, 2002, APSA, issued an aggregate amount of US$50.0 million of Convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. As of June 30, 3009 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2009 amounts to US$47.2 million, of which US$31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations. Subsequent to year end, on July 20, 2009 the fourteenth interest installment was cancelled by an amount of US$2.4 million.

(iv)	As of June 30, 2009 the balance mainly includes: (a) Ps. 15,626 as a current balance related to the debt for purchase Beruti plot of land which is guaranteed by a mortgage over the plot of land; (b) Ps. 11,633 as a current balance related to the debt for purchase 33.33% ownership interest in Palermo Invest S.A. (See note 2.g)) and (c) Ps. 8,609 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See note 2.g)).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued):

k) Salaries and social security payable

	As of June 30,
	2009		2008
Provision for vacation and bonuses	Ps.	30,677	Ps.	5,188
Social security payable		10,188		893
Salaries payable		299		318
Others		590		10

	Ps.	41,754	Ps.	6,409

l) Taxes payable

	As of June 30,
	2009		2008
Current
Income tax payable, net	Ps.	14,291	Ps.	290
Gross sales tax payable		4,952		293
Income tax withholdings		3,221		664
Property tax payable		208		46
MPIT payable, net		20,345		8,994
Gross sales tax withholdings and payments		373		2
VAT payable		44,290		26
VAT withholdings		824		—
VAT – Plan of facilities		31,437		—
Income Taxes – Plan of facilities		23,193		—
Tax on personal assets		5,096		—
MPIT – Plan of facilities		1,137		—
Gross sales tax payable – plan of facilities		140		—
Others		6,445		10

	Ps.	155,952	Ps.	10,325

Non-Current
Deferred income tax (Note 11)	Ps.	197,473	Ps.	41,818
Facilities plan – Income tax payable		20,704		—
Facilities plan – Personal assets		2,773		—
Gross sales tax payable		1,138		—
Gross sales tax payable – Plan of facilities		2,433		—
MPIT		8		—

	Ps.	224,529	Ps.	41,818

m) Advances from customers

	As of June 30,
	2009		2008
Current
Admission rights	Ps.	45,935	Ps.	—
Advanced payments from customers		30,601		—
Leases and service advances (i)		20,850		—

	Ps.	97,386	Ps.	—

Non-current
Admission rights		60,626		—
Advanced payments from customers		56,822		—
Leases and service advances (i)		32,909		—

	Ps.	150,357	Ps.	—

(i)	a) The balance of rents and services advance payments include Ps. 300 and Ps. 3,127 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of June 30, 2009 the semiannual Libo rate was 1.742%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued):

m) Advances from customers (continued)

b)	Lease and customer advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.1 million as of June 30, 2009, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2009 the six-month LIBOR was 1.742%. Lease advances are settled overtime against lease expense owed by the lessees; (b) Ps. 18.2 million as of June 30, 2009 received from NAI Internacional II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (c) Ps. 8.1 million as of June 30, 2009, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in the Panamerican Mall project which is currently under construction.

n) Other liabilities

	As of June 30,
	2009		2008
Current
Lowest value of acquired contracts		18,711		—
Payables to Nationals Park Administration		10,223		—
Guarantee deposits		5,228		—
Commitment to provide (ii)		2,270		—
Related parties (Note 8)		90,473		1,493
Loans with shareholders of related parties		837		—
Premium collected		543		—
Contributed leasehold improvements to be accrued and unrealized gains (i)		524		54
Others		7,248		—

	Ps.	136,057	Ps.	1,547

Non-Current
Loans with shareholders of related parties	Ps.	47,388	Ps.	—
Contributed leasehold improvements to be accrued and unrealized gains (i)		10,203		293
Guarantee deposits		4,713		—
Debts for the purchase of investments		4,556		—
Commitment to provide		3,425		—
Lowest value of acquired contracts		1,308		—
Related parties (Note 8)		20		—
Others		5,063		—

	Ps.	76,676	Ps.	293

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 2.g). Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the year ended June 30, 2009.
(ii)	Commitment to provide relates to the acquisition of Metropolitan (See Note 2.g.)).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued):

o) Unrealized (loss) gain on inventories

	As of June 30,
	2009		2008		2007
Unrealized (loss) gain on inventories – Beef cattle	Ps.	(845)	Ps.	8,535	Ps.	5,103
Unrealized loss on inventories – Crops, raw, materials and MAT		(493)		(10,878)		(3,927)
Gain for operations and holding of real estate assets		930		—		—

	Ps.	(408)	Ps.	(2,343)	Ps.	1,176

p) Other income and expenses, net

	As of June 30,
	2009		2008		2007
Other income
Lawsuits contingencies	Ps.	1,601	Ps.	—	Ps.	—
Gains on the sale of other fixed assets		185		39		8
Others		1,242		443		—

	Ps.	3,028	Ps.	482	Ps.	8

Other expenses
Tax on shareholder’s personal assets		(12,812)		(4,574)		(2,429)
Unrecoverable VAT receivable		(4,200)		—		—
Donations		(1,730)		—		—
Others		(734)		—		(1,830)

	Ps.	(19,476)	Ps.	(4,574)	Ps.	(4,259)

	Ps.	(16,448)	Ps.	(4,092)	Ps.	(4,251)

q) Financial results, net

	As of June 30,
	2009		2008		2007
Generated by assets:
Exchange gain (loss)	Ps.	84,579	Ps.	(32,420)	Ps.	(1,997)
Conversion differences		6,250		—		—
Interest income		13,664		4,440		1,834
Gain on hedging operations		32,104		(70)		845
Tax on bank account operations		(4,683)		(4,518)		(1,902)
Interest income on IRSA Convertible Notes		—		(387)		2,960
Holding gain and result of transactions on securities investment		51,410		2,746		1,074
Others		(150)		23		69

	Ps.	183,174	Ps.	(30,186)	Ps.	2,883

Generated by liabilities:
Interest paid	Ps.	(93)	Ps.	—	Ps.	—
CER index on liabilities		—		—		2
Loans and convertible notes		(139,847)		(23,416)		(12,551)
Net gain from repurchase of non-convertible notes (Note 4.j) (ii) (iii))		176,566		—		—
Exchange (loss) gain		(173,675)		1,997		204
Others		(1,469)		(663)		(996)

	Ps.	(138,518)	Ps.	(22,082)	Ps.	(13,341)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a) Common stock

As of June 30, 2009, the Company had 501,538,610 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued	Par value		Paid-in-capital
Balances as of June 30, 2006	220,605	Ps.	220,605	Ps.	106,917

Exercise of warrants	44,620	Ps.	44,620	Ps.	39,556
Conversion of Convertible Notes into common shares	44,352		44,352		25,308
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders	—		—		(6,858)

Balances as of June 30, 2007	309,577	Ps.	309,577	Ps.	164,923

Exercise of old-warrants	5,855	Ps.	5,855	Ps.	5,306
Exercise of warrants	757		757		3,229
Conversion of Convertible Notes into common shares	5,343		5,343		3,176
Capital Increase (i)	180,000		180,000		711,052
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders	—		—		(8,498)

Balances as of June 30, 2008	501,532	Ps.	501,532	Ps.	879,188

Exercise of warrants	7	Ps.	7	Ps.	30

Balances as of June 30, 2009 (ii)	501,539	Ps.	501,539	Ps.	879,218

(i)	In March 2008, the Company issued 180 million shares of common stock with a face value of Ps. 1 each entitled to one vote per share. The Company raised net proceeds of Ps. 881.1 million, both in the local and international markets, through the issuance equivalent to US$1.60 or Ps. 5.0528 per share.
(ii)	During this fiscal year 2,935,641 ADR’s and 643,590 shares of common stock were repurchased. See Note 26.

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

Proceeds from the issuance, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. Proceeds were allocated to shares and warrants issued based on the fair market value estimated upon subscription. The portion of the proceeds allocated to warrants amounting to Ps. 115.2 million was recorded as additional paid-in capital.

As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of corporate bonds of our subsidiaries IRSA and APSA, the repurchase of proprietary shares which are treasury stock, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and warrants issued based on the current value estimated upon subscription.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a) Common stock (continued)

During last fiscal year, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

In the current fiscal year, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

b) Inflation adjustment of common stock

As discussed in Note 2.d), the Company’s financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Argentine peso in the historical financial statements until February 28, 2003. Accordingly, the inflation adjustment related to common stock and treasury was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

c) Paid-in capital

The Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity.

During the year ended June 30, 2007 as a result of the dilutive effect of old-warrants and conversion rights exercised by other shareholders, the Company recorded a loss of Ps. 8.5 million, as paid in capital. Additionally, due to the dilution in Cactus’s interest from issuance of shares to a new shareholder, the Company recorded a gain of Ps. 1.7 million, as paid-in capital.

During the year ended June 30, 2008, as a result of the dilutive effect of warrants and conversion rights of IRSA exercised by other shareholders, the Company recorded a loss of Ps. 8.5 million as paid-in capital.

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

e) Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, the accumulated retained earnings balance of the period before computation of the net income/loss of the period and after computation of equity transactions (i.e. payment of dividends) must be allocated to a special reserve labeled as “Reserve for new developments”. This allocation has no impact on the total shareholders’ equity of the Company.

f) Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (See Note 26).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

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

As of June 30, 2009 and 2008, the Company had open commodity crop future contracts amounting to US$5.4 million and US$9.3 million, respectively. As of June 30, 2009 and 2008, these contracts covered a notional amount of 24,100 and 41,700 tons, respectively, of various crops, including soybean, wheat, sunflower and corn.

Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. During the year-end June 30, 2009 and 2008, the Company opened several CBOT (Chicago Board of Trade) put and call options to partially hedge the Corn and Soybean exposures. During fiscal year 2009 and 2008 corn puts and calls were opened with a weighted average strike price of US$161 and US$157 per ton, covering notional amounts of 59,880 tons and 15,240 tons, respectively. Soybean puts and calls were opened with a weighted average strike price of US$360 and US$400 per ton, covering notional amounts of 126,565 tons and 52,123 tons, respectively. The open options as of June 30, 2009 mature at various dates through May 2010.

The Company recorded gains and losses associated with these commodity–based contracts in “Unrealized (loss) gain on inventories” in the statement of income. Gains and losses were Ps. 2,780 (gain), Ps. 14,512 (loss) and Ps. 3,085 (loss) for the years ended June 30, 2009, 2008 and 2007, respectively.

During fiscal year 2009, the Company had foreign currency future contracts outstanding to sell US$10.5 million at an average price of Ps. 4.28 per US$ maturing through April 2010. During fiscal year 2008, the Company had future contracts outstanding to purchase US$87.3 million and to sell US$59.5 million at an average price of Ps. 3.08 per US$ maturing through July 2008. The Company recognized results from foreign exchange contracts of Ps. 32,104 (gain), Ps. 70 (loss) and Ps. 845 (gain) for the years ended June 30, 2009, 2008 and 2007, respectively.

The Company recorded gains and losses associated with these foreign exchange contracts in “Financial Results, net” in the statements of income.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2009 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Assets
Investments	Ps.	95,892	Ps.	63,126	Ps.	6,458	Ps.	47,814	Ps.	21,104	Ps.	122,587	Ps.	9,775	Ps.	366,756
Trade accounts receivables, net		163,411		34,250		13,851		12,747		9,230		689		78,147		312,325
Other receivables		125,439		56,283		21,381		15,544		57,109		251,759		2,440		529,955

	Ps.	384,742	Ps.	153,659	Ps.	41,690	Ps.	76,105	Ps.	87,443	Ps.	375,035	Ps.	90,362	Ps.	1,209,036

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Liabilities
Trade accounts payable	Ps.	248,162	Ps.	58,066	Ps.	310	Ps.	272	Ps.	89,193	Ps.	1,037	Ps.	32,047		Ps. 429,087
Mortgages payable		957		973		—		—		—		—		—		1,930
Short-term and long-term debt		268,125		110,576		56,314		25,671		866,700		76,202		—		1,403,588
Salaries and social security payable		38,213		1,424		2,117		—		—		—		—		41,754
Taxes payable		65,324		55,355		19,232		14,637		60,218		165,715		—		380,481
Advances from customers		28,923		28,333		16,760		18,461		150,357		1,592		3,317		247,743
Other liabilities		64,603		3,290		1,201		36,655		76,437		30,053		494		212,733
Provisions for lawsuits and contingencies		—		—		—		—		—		9,874		—		9,874

	Ps.	714,307	Ps.	258,017	Ps.	95,934	Ps.	95,696	Ps.	1,242,905	Ps.	284,473	Ps.	35,858	Ps.	2,727,190

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Investments	Ps.	14,954	Ps.	—	Ps.	178,294	Ps.	—	Ps.	152,293	Ps.	21,215	Ps.	366,756
Trade accounts receivable, net		72,526		6,181		1,163		451		229,406		2,598		312,325
Other receivables		81,720		79,878		50,222		28,621		155,421		134,093		529,955

Total assets	Ps.	169,200	Ps.	86,059	Ps.	229,679	Ps.	29,072	Ps.	537,120	Ps.	157,906	Ps.	1,209,036

Trade accounts payable	Ps.	86,368	Ps.	—	Ps.	—	Ps.	—	Ps.	253,526	Ps.	89,193	Ps.	429,087
Mortgages payable		1,930		—		—		—		—		—		1,930
Short and long-term debt		279,974		867,304		212,399		158		44,515		(762)		1,403,588
Salaries and social security payable		1,416		—		—		—		40,338		—		41,754
Taxes payable		61,797		22,423		25,821		—		68,334		202,106		380,481
Advances from customers		—		—		300		3,127		97,086		147,230		247,743
Other liabilities		6,079		26,830		34,173		16,753		95,805		33,093		212,733
Provisions for lawsuits and contingencies		—		—		—		—		4,051		5,823		9,874

Total Liabilities	Ps.	437,564	Ps.	916,557	Ps.	272,693	Ps.	20,038	Ps.	603,655	Ps.	476,683	Ps.	2,727,190

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities (continued)

The breakdown of main assets and liabilities as of June 30, 2008 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	485,403	Ps.	485,403
Trade accounts receivables, net		38,302		—		—		3,680		7,049		—		49,031
Other receivables		12,311		16,186		1,937		1,970		—		51,113		83,517

	Ps.	50,613	Ps.	16,186	Ps.	1,937	Ps.	5,650	Ps.	7,049	Ps.	536,516	Ps.	617,951

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Liabilities
Trade accounts payable	Ps.	48,243	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	224	Ps.	48,467
Short-term and long-term debt		23,412		24,461		—		—		—		147,727		195,600
Salaries and social security payable		5,476		852		81		—		—		—		6,409
Taxes payable		1,331		8,994		—		—		—		41,818		52,143
Other liabilities		340		—		—		—		—		1,500		1,840
Provisions for lawsuits and contingencies		—		—		—		—		—		1,803		1,803

	Ps.	78,802		Ps. 34,307	Ps.	81	Ps.	—	Ps.	—	Ps.	193,072	Ps.	306,262

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	10,746	Ps.	—	Ps.	473,928	Ps.	—	Ps.	619	Ps.	110	Ps.	485,403
Trade accounts receivable, net		6,189		7,049		—		—		35,793		—		49,031
Other receivables		—		—		33,138		—		16,063		34,316		83,517

	Ps.	16,935	Ps.	7,049	Ps.	507,066	Ps.	—	Ps.	52,475	Ps.	34,426	Ps.	617,951

Liabilities
Trade accounts payable	Ps.	4,698	Ps.	—	Ps.	—	Ps.	—	Ps.	43,769	Ps.	—	Ps.	48,467
Short-term and long-term debt		194,688		—		—		—		912		—		195,600
Salaries and social security payable		—		—		—		—		6,409		—		6,409
Taxes payable		—		—		—		—		10,325		41,818		52,143
Other liabilities		—		—		—		—		1,547		293		1,840
Provisions for lawsuits and contingencies		—		—		—		—		—		1,803		1,803

	Ps.	199,386	Ps.	—	Ps.	—	Ps.	—	Ps.	62,962	Ps.	43,914	Ps.	306,262

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties

The balances with related parties as of June 30, 2009 and 2008 are as follows:

Related Parties	Trade accounts receivable, net				Other receivables								Trade accounts payable
	Current				Current				Non-Current				Current				Non-Current
	2009		2008		2009		2008		2009		2008		2009		2008		2009		2008
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,375	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		—		—		—		—		—		—		85		—		—
Cactus Argentina S.A.		25		1,207		15,031		3,392		—		—		5,133		88		—		—
Agro-Uranga S.A.		—		—		39		56		—		—		45		—		—		—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas		13		—		—		306		—		—		—		—		—		—
Dolphin Fund PLC		—		—		63,560		—		—		—		—		—		—		—
Advances to employees		6		—		1,553		237		—		—		50		—		—		—
Directors		—		—		191		1		—		—		29		—		—		—
Comercializadora de los Altos S.A. (Ex-Alto City.Com S.A.)		—		1		—		—		—		—		—		—		—		—
Inversora Bolivar S.A.		—		—		—		—		—		—		—		185				—
Estudio Zang, Bergel & Viñes		2		—		20		—		—		—		683		893		—		—
Fundación IRSA		22		—		3		—		—		—		259		—		—		—
Consultores Asset Management S.A.		597		—		3,826		1,281		—		—		7		—		—		—
Shopping Alto Palermo S.A.		—		—		—		—		—		—		—		3		—		—
Inversiones Financieras del Sur S.A.		—		—		39		160		—		—		—		—		—		—
CYRSA S.A.		1,530		—		20		—		—		—		560		40		—		—
Banco Hipotecario S.A.		5		—		—		—		—		—		—		—		—		—
Canteras Natal Crespo S.A.		193		—		864		—		—		—		—		—		—		—
Consorcio Libertador S.A.		—		—		532		—		—		—		122		—		—		—
Consorcio Dock del Plata		—		—		370		—		—		—		46		—		—		—
Cresca S.A.		—		—		788		—		—		—		—		—		—		—
Metroshop S.A.		—		—		2,265		—		—		—		—		—		8,438		—
Museo de los niños		—		—		811		—		—		—		5		—		—		—
Puerto Retiro S.A.		7		—		13		—		—		—		—		—		—		—
Rummaalá S.A.		—		—		—		—		—		—		22		—		—		—

Total	Ps.	2,400	Ps.	1,208	Ps.	89,925	Ps.	5,433	Ps.	—	Ps.	—	Ps.	6,961	Ps.	4,669	Ps.	8,438		Ps. —

	Other liabilities
	Current				Non-Current
Related Parties	2009		2008		2009		2008
Cactus Argentina S.A.	Ps.	3	Ps.	—	Ps.	—	Ps.	—
Inversiones Financieras del Sur S.A.		25,500		—		—		—
Dolphin Fund PLC		61,398		—				—
Advances to employees		—		—		—		—
Directors		2,362		286		20		—
Estudio Zang, Bergel & Viñes		3		—		—		—
Fundación IRSA		1,073		1,073		—
FYO minority shareholders		134		134		—		—

Total	Ps.	90,473	Ps.	1,493	Ps.	20	Ps.	—

The transactions with related parties as of June 30, 2009, 2008 and 2007 is as follows:

	Fees for shared services and expenses						Income for shared services and expenses						Fees
Related Parties	2009		2008		2007		2009		2008		2007		2009		2008		2007
Alto Palermo S.A.	Ps.	—	Ps.	(826)	Ps.	(3,276)	Ps.	—	Ps.	1,870	Ps.	1,096	Ps.	—	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		(372)		(863)		—		947		318		—		—		—
Tarjeta Shopping S.A.		—		—		—		—		113		32		—		—		—
Alto City.Com S.A.		—		—		—		—		—		6		—		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		—		—		—
Consultores Asset Management S.A.		—		—		—		—		15		46		(13,641)		(2,171)		(5,485)
CYRSA S.A.		—		—		—		—		5		—		—		—		—
Canteras Natal Crespo S.A.		48		—		—		—		—		—		—		—		—
Consorcio Libertador S.A.		124		—		—		—		—		—		—		—		—
Tarshop		138		—		—		—		—		—		—		—		—

Total	Ps.	310	Ps.	(1,198)	Ps.	(4,139)	Ps.	—	Ps.	2,950	Ps.	1,498	Ps.	(13,641)	Ps.	(2,171)	Ps.	(5,485)

	Rent Expenses						Leases						Legal services
Related Parties	2009		2008		2007		2009		2008		2007		2009		2008		2007
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Inversora Bolivar S.A.		—		—		(229)		—		—		—		—		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		(5,532)		(657)		(354)
Cactus Argentina S.A.		733		3,481		—		—		—		—		—		—		—
CYRSA S.A.		—		—		—		225		—		—		—		—		—
Consorcio Libertador S.A.		—		—		—		9		—		—		—		—		—
Advances to employees		—		—		—		109		—		—		—		—		—

Total	Ps.	733	Ps.	3,481	Ps.	(229)	Ps.	343	Ps.	—	Ps.	—	Ps.	(5,532)	Ps.	(657)	Ps.	(354)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties (continued):

	Interest gain						Administrative services						Others
Related Parties	2009		2008		2007		2009		2008		2007		2009		2008		2007
Alto Palermo S.A.	Ps.	923	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	243	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		1		(387)		—		—		—		—		—		—		—
Inversora Bolivar S.A.		—		—		—		(38)		—		—		(429)		(240)		—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas		—		—		—		408		—		—				—		—
Canteras Natal Crespo S.A.		83		—		—		—		—		—				—		—
Cactus Argentina S.A.		907		434		—		171		167		—		336		89		—
Inversiones Financieras del Sur S.A.		1,111		95		—		—		—		—		—		—		—
Fundación IRSA		—		—		—		—		—		—		3,281		—		—
Advances to employees		205		15		—		—		—		—		—		—		—
Agro-Uranga S.A.		—		—		—		—		—		—		340		226		—

Total	Ps.	3,230	Ps.	157	Ps.	—	Ps.	541	Ps.	167	Ps.	—	Ps.	3,771	Ps.	75	Ps.	—

9. Issuance of Convertible Notes

In October 2002, the Company issued US$50.0 million of 8% convertible notes due 2007 (the “Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “old-warrants”). The issuance of Convertible Notes was approved by the shareholders on March 8, 2002 and by the CNV and the Buenos Aires Stock Exchange on October 1, 2002. The Convertible Notes are convertible, at anytime, at the option of the holder, into a fixed number of common shares at an original conversion price of US$0.5078, which can only be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$0.6093 per share. The exercise price of the old-warrants is also adjusted as a result of anti-dilution provisions. No proceeds were allocated to the conversion feature and old-warrants. Proceeds from the issuance of the Convertible Notes were partially used to purchase IRSA Convertible Notes.

From 2003 through November 14, 2007, an amount of 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock increasing the Company’s shareholders’ equity of Ps. 152,103.

During this period, an amount of 49,867,018 old-warrants were exercised and consequently, 98,202,054 shares of common stock were issued for Ps. 182,912. The Convertible Notes matured November 14, 2007. As of date, 89,126 Convertible Notes were pending conversion and were settled in cash. An amount of 132,982 warrants expired unexercised.

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

As discussed in Note 2.b), the Company acquired an additional 11.57% equity interest in IRSA and increased its ownership interest to 53.7%. Thus, effective October 1, 2008, the Company started consolidating the accounts of IRSA on a line-by-line basis.

For the years ended June 30, 2008 and 2007, the equity investment in IRSA was reviewed by the Company’s CODM as part of the Non-Operating segment.

As a result of IRSA’s consolidation, for the year ended June 30, 2009, the Company’s CODM reviews the results of operations divided into two main businesses: Agricultural and Real Estate businesses. These businesses are further segmented as described below. Comparative information has not been restated due to this change in consolidation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

For the year ended June 30, 2009, the Company´s CODM also introduced certain changes to the way it regularly evaluates businesses’ performance and accordingly applied those changes retroactively for comparative purposes, as applicable. Those changes were as follows:

•

During the fiscal year ended June 30, 2009, the Company started operations in international markets other than Brazil, i.e. Bolivia and Paraguay, mainly dedicated to crop activities within the Agricultural Business. Accordingly, the business segment Crops is further divided between Domestic (Argentina) and International (Bolivia and Paraguay) operations. This change has not affected prior year information.

The international operations of the Company for the years ended June 30, 2008 and 2007 were solely concentrated in Brazil through its equity of 14.39% in BrasilAgro which were reviewed by the CODM as part of the Non-Operating segment. The Brazilian operations of the Company are still conducted through its increased 19.14% equity interest in BrasilAgro for the year ended June 30, 2009.

•

One of the cornerstones of the Company is the acquisition, transformation and ultimate sale of farmland. The transformation of farmland is accomplished through the various activities performed in each of the business segments of the Company within the agricultural operations. The Company sells properties to profit from land value appreciation and which, in the judgment of management, are surplus to the Company’s primary operations. For the year ended June 30, 2009, the CODM reviews this information as a separate business segment within the agricultural business. This change has been applied retroactively to all years presented.

•

The CODM changed the way the performance of the agricultural business segments is evaluated. As from the year ended June 30, 2009, the CODM includes administrative expenses affecting segment gains or losses. This change has been applied retroactively to all years presented.

Following is a description of the reportable segments within the Agricultural and Real Estate businesses of the Company.

A. Agricultural Business:

The Company’s agricultural operations are conducted through seven business segments organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products. The Company’s agricultural operations are subject to various risks, including but not limited to market prices for commodities, weather conditions and environmental concerns. One of the cornerstones of the Company is the transformation of farmland through its agricultural activities. Ultimately the Company may sell farmland to profit from land value appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gains on the sale of farmland properties are presented in “Sales of farmlands” in the consolidated statements of income.

For all years presented the Company’s principal operations were located in Argentina, the country of domicile. For the years ended June 30, 2008 and 2007, the Company’s international operations were concentrated in Brazil through its equity investment in BrasilAgro. As discussed above, for the year ended June 30, 2009, the Company continued its business in Brazil while it expanded its international operations to Bolivia and Paraguay.

The Company’s business segments within the agricultural business are as follows:

•	The Crops Segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers;

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

•	The Beef Cattle Segment consists of the raising and fattening of beef cattle from the Company’s own cattle stock and the purchase and fattening of beef cattle for sale to meat processors;

•	The Milk Segment consists of the production of milk for sale to dairy companies;

•	The Feed Lot Segment includes the cattle feeding operation. See below for changes in presentation within this segment across the years presented.

•	Others Segment consists of services and leasing of the Company’s farms to third parties and brokerage activities.

•	Farmland Sales Segment consists of gains from the sale of farmland to profit from land value appreciation opportunities as part of the land transformation objectives of the Company;

•	Non-Operating Segment includes gains or losses from equity investees (excluding gain or loss from Cactus) and depreciation for corporate assets.

Through December 31, 2006, the Feed Lot Segment included the proportionate share of the cattle feedlot operations through the Company’s joint venture in Cactus. The performance of the Feed Lot Segment was evaluated based on gross profit less selling expenses plus unrealized gains or losses on inventories. As from January 1, 2007, the Company’s equity interest in Cactus decreased to 24% and was deconsolidated. Thus, gains or losses from the Feed Lot Segment operations were shown as gains or losses from equity investees for the years ended June 30, 2009, 2008 and 2007. However, the gains or losses from Cactus, as an equity investee, were included within the Feed Lot Segment and evaluated by the CODM separately from the other gains or losses from equity investees included in the Non-Operating Segment.

As further discussed in Note 2.g), on June 30, 2009, the Company increased its equity interest in Cactus to 48%. The results of operations for the year ended June 30, 2009 were evaluated as indicated above.

The Company evaluates the performance of its agricultural business segments based on gross income (loss) from agricultural production plus gross income from sales - including sales of products and farmland- less selling and administrative expenses plus unrealized gains or losses on inventories. The column titled “Sub-Total Agricultural Business” represents the addition of the segment gains or losses from the Crops (Domestic and International, as applicable), Beef Cattle, Milk, Feedlot (as applicable), Others and Farmland Sales Segments. Excluded from total segment gains or losses are the gains or losses from the other equity investees of the Company included in the Non-Operating Segment.

Accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

B. Real Estate Business

The Company’s real estate operations are conducted through its subsidiary IRSA. The real estate business is further segmented as follows:

•	Development and Sale of Properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•

Office and Other Non-Shopping Center Rental Properties: this segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping Centers: this segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing: this segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop.

•	Hotel Operations: this segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

•

Financial Operations and Others: this segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on the equity investees of the Company.

The accounting policies of the segments are the same as those described in Note 3.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Financial information for each segment follows:

Year ended June 30, 2009:

Statement of income data	Agricultural Business
	Crops				Beef Cattle		Milk		Feed lot		Others		Farmland sales		Non Operating (i)		Subtotal Agricultural business
	Local		International
Agricultural production income	Ps.	118,582	Ps.	15,597	Ps.	18,120	Ps.	20,213	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		(159,109)		(16,807)		(16,241)		(18,286)		—		—		—		—		(210,443)

(Loss) Gross income from agricultural production		(40,527)		(1,210)		1,879		1,927		—		—		—		—		(37,931)

Sales (iii).		147,680		16,783		17,646		19,270		—		36,045		1,959		—		239,383
Cost of sales (iv)		(130,054)		(14,915)		(16,237)		(19,316)		—		(24,210)		(94)		—		(204,826)

Gross income (loss) from sales		17,626		1,868		1,409		(46)		—		11,835		1,865		—		34,557

Gross (Loss) profit		(22,901)		658		3,288		1,881		—		11,835		1,865		—		(3,374)

Unrealized (loss) / gain on inventories		(691)		(183)		(860)		—		—		398		—		—		(1,336)
Selling expenses		(18,676)		(2,406)		(1,323)		(328)		—		(2,474)		—		—		(25,207)
Administrative expenses		(16,938)		(3,018)		(9,036)		(1,620)		—		(1,349)		(140)		—		(32,101)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Net loss in credit card trust Tarshop		—		—		—		—		—		—		—		—		—
Gain on equity investees		—		—		—		—		(2,780)		—		—		(38,216)		(2,780)
Segment gain (loss)		(59,206)		(4,949)		(7,931)		(67)		(2,780)		8,410		1,725		—		(64,798)

Operating Margin (ii)		(22.2%)		(15.3%)		(22.2%)		(0.2%)		—		23.3%		88.1%		—		(15.7%)

Depreciation		(3,799)		(105)		(1,408)		(615)		—		(1,066)		—		(835)		(7,828)
Balance Sheet Data
Assets	Ps.	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	22,982	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps.	1,103,031

Statement of income data	Real Estate Business
	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total

Agricultural production income	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		—		—		—		—		—		—		—		(210,443)

(Loss) Gross income from agricultural production		—		—		—		—		—		—		—		(37,931)

Sales (iii).		278,107		127,339		305,127		116,672		188,035		—		1,015,280		1,254,663
Cost of sales (iv)		(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)

Gross income (loss) from sales		107,578		101,407		218,030		42,432		109,910		—		579,357		613,914

Gross (Loss) profit		107,578		101,407		218,030		42,432		109,910		—		579,357		575,983

Unrealized (loss) / gain on inventories		(145)		1,073		—		—		—		—		928		(408)
Selling expenses		(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		—		(187,275)		(212,482)
Administrative expenses		(16,804)		(26,221)		(32,946)		(26,931)		339		—		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value		9,237		—		—		—		—		—		9,237		9,237
Net loss in credit card trust Tarshop		—		—		—		—		(22,263)		—		(22,263)		(22,263)
Gain on equity investees		1,833		—		30		—		—		88,327		90,190		87,410
Segment gain (loss)		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813

Operating Margin (ii)		36.0%		52.1%		52.8%		3.0%		(27.4%)		—		36.2%		21.2%

Depreciation		(643)		(25,772)		(66,481)		(14,082)		(5,133)		—		(112,111)		(119,939)
Balance Sheet Data
Assets	Ps.	540,358	Ps.	1,036,959	Ps.	1,915,268	Ps.	232,848	Ps.	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056

(i)	Not included in the segment gain.
(ii)	This item agregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

Year ended June 30, 2008:

	Agricultural Business
Statement of income data	Crops		Beef Cattle		Milk		Feed lot		Others		Farmland sales		Non Operating (i)		Total
Production income	Ps.	117,474	Ps.	23,927	Ps.	18,420	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	159,821
Cost of production		(82,151)		(19,316)		(14,283)		—		—		—		—		(115,750)

Gross income from agricultural production		35,323		4,611		4,137		—		—		—		—		44,071

Sales (iii)		86,870		32,432		17,493		—		25,786		23,020		—		185,601
Cost of sales (iv)		(75,949)		(30,038)		(17,630)		—		(17,379)		(3,006)		—		(144,002)

Gross income (loss) from sales		10,921		2,394		(137)		—		8,407		20,014		—		41,599

Gross profit		46,244		7,005		4,000		—		8,407		20,014		—		85,670

Unrealized (loss) / gain on inventories		(11,624)		8,535				—		746		—		—		(2,343)
Selling expenses		(11,241)		(1,379)		(163)		—		(1,714)		—		—		(14,497)
Administrative expenses		(10,913)		(11,425)		(1,696)		—		(2,070)		—		—		(26,104)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		886		—		886
Gain on equity investees		—		—		—		(474)		—		—		38,891		38,417
Segment gain		12,466		2,736		2,141		(474)		5,369		20,900		—		43,138

Operating Margin (ii)		6.1%		4.9%		6.0%		—		20.8%		90.8%		—		12.5%

Depreciation		(3,421)		(1,246)		(165)		—		(1,025)		—		(617)		(6,474)
Balance Sheet Data
Assets	Ps.	299,705	Ps.	165,191	Ps.	37,321	Ps.	10,995	Ps.	13,876	Ps.	—	Ps.	1,542,672	Ps.	2,069,760

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

Year ended June 30, 2007:

	Agricultural Business
Statement of income data	Crops		Beef Cattle		Milk		Feed lot		Others		Farmland sales		Non Operating (i)		Total
Production income	Ps.	72,426	Ps.	19,463	Ps.	10,911	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	102,800
Cost of production		(51,538)		(15,050)		(8,477)		—		—		—		—		(75,065)

Gross income from agricultural production		20,888		4,413		2,434		—		—		—		—		27,735

Sales (iii)		53,401		31,967		9,731		3,102		12,116		29,872		—		140,189
Cost of sales (iv)		(47,350)		(30,273)		(9,731)		(2,784)		(6,737)		(7,616)		—		(104,491)

Gross income from sales		6,051		1,694		—		318		5,379		22,256		—		35,698

Gross profit		26,939		6,107		2,434		318		5,379		22,256		—		63,433

Unrealized (loss) / gain on inventories		(3,927)		4,196		845		62		—		—		—		1,176
Selling expenses		(7,780)		(1,155)		(78)		—		(959)		—		—		(9,972)
Administrative expenses		(6,377)		(8,327)		(871)		(120)		(933)		—				(16,628)
Gain on equity investees		—		—		—		349		—		—		39,850		40,199
Segment gain		8,855		821		2,330		609		3,487		22,256		—		38,358

Operating Margin (ii)		7.0%		1.6%		11.3%		19.6%		28.8%		74.5%		—		15.8%

Depreciation		(2,033)		(1,198)		(431)		(126)		(165)		—		(506)		(4,459)
Balance Sheet Data
Assets	Ps.	207,607	Ps.	165,295	Ps.	28,955	Ps.	11,166	Ps.	1,736	Ps.	—	Ps.	657,120	Ps.	1,071,879

(i)	Not included in the segment gain
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

11. Income tax

As described in Note 3.m) the Company accounts for income tax using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consists of the following:

	2009		2008		2007
Current income tax expense	Ps.	61,718	Ps.	464	Ps.	538
Deferred income tax expense		30,964		(180)		7,837

Income tax expense	Ps.	92,682	Ps.	284	Ps.	8,375

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

11. Income tax (continued)

As mentioned in Note 2.a) the Company has elected not to recognize the deferred tax liability associated with the inflation adjustment on fixed assets and other non-monetary assets, amounting to Ps. 90.1 million as of June 30, 2009. This deferred tax liability, if recorded, would reverse as follows:

Reversal period	Total
1 years	4.6
2 years	4.3
3 year	4.3
More than 3 years	63.8
No specific period	13.1

Total	90.1

Income tax expense for the years ended June 30, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2009		2008		2007
Income tax expense at statutory tax rate on pretax income	Ps.	109,028	Ps.	8,224	Ps.	20,305
Donations		13		16		5
Inflation adjustment		22,388		668		1,455
Gain on equity investees		(11,937)		(13,446)		(14,070)
Amortization of goodwill		(11,320)		—		—
Financial income with tax exemption		(13,818)		—		—
Loss on the sale of shares		—		661		—
Personal asset tax		3,721		1,603		850
Change in valuation allowance		(244)		—		—
Others		(5,149)		2,558		(170)

Income tax expense (*)	Ps.	92,682	Ps.	284	Ps.	8,375

(*)	As of June 30, 2008, includes Ps. 9,935 related to the tax effect on expenses incurred for issuing the Company’s warrants and shares mentioned in note 5.a) that has been disclosed as “Paid-in capital” in the statement of changes in shareholders´ equity.

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities as of June 30, 2009 and 2008 are presented below:

	2009		2008
Foreign currency	Ps.	(653)	Ps.	8,058
Tax loss carryforwards		74,169		14,796
Provisions and others		3,507		1,765
Other receivables		3,951		—
Property and equipment		(190,951)		(43,796)
Inventories		(34,862)		(21,033)
Prevision of deferred income tax		(17,694)		—
Short-term and long-term debts		(12,811)		—
Other liabilities		12,492		—
Trade accounts receivable		14,714		—
Advances from customers		32,815		—
Salaries and social security payable		2,009		—
Intangible assets		(8,262)		—
Investments		2,480		—
Trade accounts payable		(92)		—
Other		—		(310)

Net deferred tax liability	Ps.	(119,188)	Ps.	(40,520)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

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

As of June 30, 2009 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 211.9 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2010 to 2014.

12. Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	124,616	Ps.	22,948	Ps.	49,362
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		—		—		2,718
Foreign currency exchange loss on Convertible Notes		—		—		158
Income tax effects		—		—		(939)
Management fee		—		—		(193)

Net income available to common shareholders plus assumed conversions	Ps.	124,616	Ps.	22,948	Ps.	51,106

Denominator:
Weighted-average number of shares outstanding		484,929,612		368,466,065		247,149,373
Plus: incremental shares of assumed conversions:
Warrants		59,242,907		16,834,050		—
Old-warrants (i)		—		—		35,501,861
Convertible Notes (i)		—		—		38,563,158

Adjusted weighted-average number of shares		544,172,519		385,300,115		321,214,392

(i)	Convertible Notes and Old-warrants are no longer outstanding as of June 30, 2008.

	Year ended June 30,
	2009		2008		2007
Basic and diluted EPS:
Basic net income per common share	Ps.	0.26	Ps.	0.06	Ps.	0.20
Diluted net income per common share		0.23		0.06		0.16

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

13. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2009		2008		2007
Cash and banks	Ps.	82,459	Ps.	47,795	Ps.	46,931
Current investments		345,541		485,292		39,841
Effect of Cactus deconsolidation		—		—		939

Total cash and banks and current investments as per balance sheet		428,000		533,087		87,711
Less: Items not considered cash and cash equivalents
- Mutual Funds		(36,789)		—		—
- Pre 2009 bonds		(10,108)		—		—
- Pro 2012 bonds		(3,987)		—		—
- Participation trust certificates		(16,490)		—		—
- CPs on Tarshop		(136,231)		—		—
- Allowance for impairment of investments		10,198		—		—
- Interest of IRSA Convertible Notes		—		—		(379)
- IRSA Non-Convertible Notes		—		(11,285)		—
- Global 2010 bonds		(67)		(92)		(121)
- Bocon Pro 1		(1)		(1)		(1)
- Mortgage Bonds		(1,198)		(623)		(1,027)
- Shares of public companies		(21,603)		—		—
- Others investments		(48)		—		—

Cash and cash equivalents as shown in the statement of cash flows	Ps.	211,676	Ps.	521,086	Ps.	86,183

14. Lawsuits and claims in course

A. Agricultural Business

1. Exagrind S.A. – “San Rafael” farm against Tali Sumaj and other damages and losses

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in “San Rafael” farm, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914 at the date the claim was filed.

In turn, IGSA has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 – under the request of Exagrind S.A. – the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

2. Ongoing litigation with the city of Villa Mercedes

A judge from the City of Villa Mercedes, Province of San Luis, issued an administrative resolution mandating Cactus to cease activities and relocate facilities within 36 months. In addition, Cactus is precluded from holding more than 18,500 heads of cattle during this period. Cactus appealed this resolution before the Municipality of Villa Mercedes, which denied it on April 7, 2009. Following this decision, Cactus appealed the decision before the Superior Court of Justice of the Province of San Luis alleging illegality of the Villa Mercedes’ judge rulings. The appeal is still pending resolution. The Company believes, based on the advice of its legal counsel, that it has meritorious defenses to revert the judge rulings.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

14. Lawsuits and claims in course (continued)

B. Real Estate Business

1. Llao Llao Resorts S.A.

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$2.9 million in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. IRSA appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$3.8 million including interest, penalties and attorney’s fees. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,223 as of June 30, 2009, such amount being recorded in Other current liabilities – Payable to National Parks Administration.

15. Restricted assets

A. Agricultural Business

a) The “San Pedro” establishment was included in fixed assets as of June 30, 2009. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. On September 30, 2009, the entire mortgage for purchasing the establishment “San Pedro” was settled by paying US$1.8 million including interest.

b) In agreement with Note 14, on June 4, 2007 a prejudgment attachment was seized on the “Tali Sumaj” land owned by the Company in substitution for a more burdensome measure that had been previously ordered.

c) Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 2.g). As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$6.5 million, effective through January 22, 2011; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$5.0 million, effective through November, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$4.9 million, effective through November, 2010.

B. Real Estate Business

a) In a series of transactions, which occurred between 1999 and 2000, the Company, through IRSA, acquired from an unrelated party, 50% of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

15. Restricted assets (continued)

result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. IRSA is vigorously defending against this case. Management and legal advisors of IRSA estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. IRSA’s investment in Puerto Retiro amounts to Ps. 54.4 million as of June 30, 2009.

b) The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2009
Edificio República	224,570
Plot of land Beruti	58,715
Hotel Libertador	38,432
Caballito	36,741
Plots of land Bariloche	21,900
Suipacha 652	19,207
Caballito plot of land	4,429

c) The Company has pledged shares of Rummaala under certain obligations.

The Company has agree not to transfer its shares of Manibil or any related right there until May, 2011

d) Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 2.0 million in total.

e) Certificates of Participation (retained interest in securitization programs) aggregating Ps. 68.8 million were pledged under certain obligations.

f) As part of the securitization program a portion of the proceeds amounting to Ps. 16.9 million was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

g) On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that IRSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

h) The delivery and title deed of Air Space Coto is committed.

16. Compensation plan for executive management

The Company together with its related Company IRSA has a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 2.9 million and Ps. 0.15 million for the years ended June 30, 2009 and 2008, respectively. Participant

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

16. Compensation plan for executive management (continued)

contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i) ordinary retirement in accordance with applicable labor regulations;

(ii) total or permanent incapacity or disability;

(iii) death.

In case of resignation or termination without good cause, the manager will receives the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

17. Granted Guarantees

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2009 and 2008, the value of transacted merchandise for which guarantees were granted amounted to Ps. 9.1 million and Ps. 14.1 million respectively. As of the date of these financial statements, there were no non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of these financial statements, the value of transacted merchandise for which guarantees were granted amounted to Ps. 7.1 and Ps. 3.6 million respectively.

18. Security loan

The Company through its subsidiary Agrology S.A. signs a securities loan agreement with Inversiones Financieras del Sur S.A., by which it was granted 790,631 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of Ps. 1 per share, of IRSA. This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the company will grant a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

19. Memorandum of understanding to renegotiate the concession agreement

On July 2, 2008, Agropecuaria Anta S.A. entered into a Memorandum of Understanding (MOU) of the concession agreement for the northern and southern areas of the real estate property of Salta Forestal S.A. pursuant to which certain concession terms were renegotiated. The MOU changed the payment terms of the concession fee from a fixed amount to a variable amount starting in 2009.

The original concession area comprised 162,000 hectares of which 30,000 hectares were originally considered as unusable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

20. Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card and personal loans receivable balances to master trusts, that issue certificates to public and private investors.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

20. Tarshop credit card receivables securitization (continued)

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

At the time of the securitization, the Company transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “Guarantee deposits” within the caption “Other receivables” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts less allowances for impairment if the carrying amount exceeds their estimated recoverable value, and classified as “Investments” in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables of Tarjeta Shopping” in the accompanying Consolidated Statements of Income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables of Tarjeta Shopping” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

For the year ended June 30, 2009, the Company has recorded a loss of Ps. (22.3) million in retained interest in securitizations. The loss for fiscal year 2009 was generated by an increase in uncollectibility in securitized accounts receivables and an increase in variable interest rate on TDFs paid by the trusts as a consequence of local financial context conditions described in Note 25.

As of June 30, 2009 the Company has twenty seven securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,491.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 1,251.8 million in cash proceeds, Ps. 70.4 million variable rate interest TDFs, and Ps. 169.0 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 55.0 million TDFs which pay a variable interest rate with a floor of 11.5%, Ps. 247.5 million TDFs which pay variable interest rate with a floor of 12.5%, Ps. 107.6 million TDFs which pay a variable interest rate with a floor of 13%, Ps. 109.7 million TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 72.5 million TDFs which pay a variable interest rate with a floor of 15%, Ps. 213.9 million TDFs which pay a variable interest rate with a floor of 16%, Ps. 207.6 million TDFs which pay a variable interest rate with a floor of 17%, Ps. 73.1 million TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 11.0 million TDFs which pay a variable interest rate with a floor of 18% and Ps. 135.9 million TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 7.8 million.

21. BHSA exposure to public sector

As discussed in Note 3.e), the Company has a 21.34% (without considering treasury shares) equity interest in BHSA.

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine Government issued two types of bonds to banks. BHSA sought compensation in the amounts of US$360,811 in BODEN 2012 “compensation bonds” and US$832,827 in BODEN 2012 “coverage bonds”. In September 2002 and October 2005, the BCRA credited US$344,050 and

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

21. BHSA exposure to public sector (continued)

US$16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification in 2002.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$40,207 were received as matured coupons.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 (through Dossier 27.551/07) to purchase US$59,294 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of Ps. 47,098 and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

As of June 30, 2009 and 2008, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,884,542 and Ps. 2,687,281, respectively. Since the year ended June 30, 2008, a BCRA rule established that the total exposure of any bank to the non-financial public sector must not be higher than 35% of the total bank’s assets measured as of the last day of the last month prior to measurement date. BHSA was in compliance with these limits for all years presented aggregating 24.5% and 26% as of June 30, 2009 and 2008, respectively.

22. Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$300 each and a final payment of US$6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$2,000 as a partial payment. The remaining principal balance is payable as follows: US$213 on March 15, 2008; US$225 on September 15, 2008; US$239 on March 15, 2009; US$253 on September 15, 2009 and US$5,070 on March 15, 2010. Interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points. As of the date of these Consolidated Financial Statements four installments were paid. Also, as of the date of these Consolidated Financial Statements the Company had made a deposit of US$1.2 million as guarantee of the obligation mentioned above.

23. Financing and occupation agreement with NAI Internacional II, INC.

APSA acquired Empalme in December, 2006. Prior to APSA’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Córdoba Shopping for up to US$8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997,

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

23. Financing and occupation agreement with NAI Internacional II, INC. (continued)

renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balances remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances – Lease and pass-through expenses advances for Ps. 18.2 million.

24. Shopping Neuquén S.A.

APSA’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (“Municipality”) and with the Province of Neuquén (“Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of Neuquén of the new project and extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén S.A. by the Municipality. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén S.A. These fees were provided for and included under provisions.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality agreed on a revised project to consider certain road access plans and to modify general terms as necessary (“the New Agreement”). The revised plan is to be submitted within 90 days from the signing date of the New Agreement. As a subsequent event, on October 19, 2009, such presentation was completed. Upon submission, the Municipality will have 30 days for comment. Works will have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén S.A.

On June 18, 2009, Shopping Neuquén S.A. sold to an unrelated third party a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The sale price amounted to US$0.1 million.

25. Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

25. Financial and capital markets situation (continued)

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity of the Company.

The price of the Company’s stock declined significantly during the crisis, although it started to recover in recent months. However, the Company believes that such a decline was unrelated to the Company’s business fundamentals and operating performance, and therefore attributable to increases in risk perceptions of market participants given the overall adverse market conditions experienced.

The Company operates in two main lines of business, i.e. agriculture and real estate businesses.

The credit crisis affected the market prices for the Company’s commodities although these declines on their own have not impacted the Company’s performance significantly. During the peak of the crisis and as of the date of these financial statements, the market value of the farmland properties has not been significantly affected. In recent months these values also started to increase although there can be no assurance that this trend will continue in the near future.

However, for the year ended June 30, 2009, the Company’s agricultural business was mainly affected by external factors unrelated to the credit crisis. The crops segment was primarily affected by severe draught which produced a significant decline in harvested volumes and yields. The cattle business segment was primarily affected by draught and government intervention and price regulation. The milk segment was also affected by draught which produced an increase in production costs.

On the other hand the Company’s Others Segment operations as well as the Feed Lot operations were profitable.

As discussed in Note 29.A.3) the Company’s business in Brazil is conducted through its 22.89% equity interest in BrasilAgro. The Company accounts for its investment in BrasilAgro under the equity method of accounting.

BrasilAgro also experienced a significant decline in its stock price during the year ended June 30, 2008. Recently, its stock price started to recover. Management believes that this decline was not reflective of the operating performance of BrasilAgro. The market value of BrasilAgro farmlands properties was also not significantly affected. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The Company considered similar factors, as discussed above, including, but not limited to, the following (i) the reasons for the decline in value (whether it is credit event, interest or market related); (ii) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (ii) whether the decline is substantial for the Company; (iv) the historical and anticipated duration of the events causing the decline in value, and (v) the major fundamentals underlying the BrasilAgro’s business. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

The Company’s real estate operations are conducted through its subsidiary IRSA. As discussed in Note 2.b), the Company increased its equity interest in IRSA to 55.64% and started consolidating its results of operations effective October 1, 2008.

The credit crisis affected the consumer financing segment within the real estate business as further detailed below. All other segments remained in good standing. The stability of the IRSA’s shopping center, office and other rental properties tenants (measured by occupancy, delinquency and uncollectability rates) as well as the market value of the IRSA’s properties have not been significantly affected by the credit crisis.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

25. Financial and capital markets situation (continued)

As stated above, the consumer financing business segment was significantly affected by the crisis.

This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Our subsidiary Tarshop, monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps. 66.4 million as of June 30, 2008 to Ps. 79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three month-period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the operating consumer financing segment contributed a net loss of Ps. 51.5 million to the consolidated results of operations of the Company. However, for the three month-period ended September 30, 2009, the operating consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, APSA contributed Ps. 165 million in additional financial support and increased its equity interest in Tarshop from 80% to 93.4% (98.6% of effective interest) as of June 30, 2009.

In addition, Tarshop took other actions, as appropriate from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps. 934.9 million as of June 30, 2008 to Ps. 612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of CPs of Ps. 12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

On the other hand, as discussed in Note 2.g), the Company increased its equity investment in Banco Hipotecario from 11.76% as of June 30, 2008 to 21.34% (without considering treasury shares) as of June 30, 2009.

Banco Hipotecario recorded losses of Ps. 28.4 million and Ps. 91.0 million for the years ended June 30, 2009 and 2008, respectively. The losses for the years ended June 30, 2009 and 2008 were primarily due to the decline in the market value of the Argentine government bonds held in the bank’s portfolio. In spite of these losses, Banco Hipotecario remained well-capitalized in compliance with regulatory guidelines.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

25. Financial and capital markets situation (continued)

However, Banco Hipotecario recorded a net gain of Ps. 253.6 million for the three months period ended September 30, 2009, reflecting the gradual recovery of market value of financial instruments, mainly Argentine government bonds.

Moreover, Banco Hipotecario has also experienced a significant decline in its stock price since the credit crisis although it started to recover value in recent months. Management believes that this decline was not reflective of the current operating performance of the bank.

In its evaluation process, the Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying of the Compan’s business.

The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these Consolidated Financial Statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

26. Treasury stock

On August 26, 2008, the Company’s board of directors decided to acquire proprietary shares under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30.0 million or 10,000,000 shares of common stock.

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR’s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of the date of these financial statements, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$21 million and Ps. 1,745, respectively.

27. Meeting of shareholders

The General Ordinary and Extraordinary Shareholders’ held on October 31, 2008 approved the following:

•	Letters to the Shareholders and financial statements ended June 30, 2008;

•	Appropriating 5% on income for the year ended June 30, 3008 to the legal reserve;

•	Distributing cash dividends for Ps. 20,000 made available to shareholders as from November 10, 2008;

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

27. Meeting of shareholders (continued)

•

That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices;

•

That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,009 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision;

•

Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

28. Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

29. Subsequent events

The Company has evaluated subsequent events through the time that it filed these consolidated financial statements in the annual report on Form 20-F with the SEC on December 30, 2009.

A. Cresud S.A.C.I.F. y A.

1) Purchase of shares of IRSA Inversiones y Representaciones Sociedad Anónima

After the year-end, the purchase of shares of IRSA Inversiones y Representaciones Sociedad Anónima made by Agrology S.A. stood at 854,051 ADR’s paying for them US$4.7 million.

2) Presentation of the global program for the issuance of non-convertible notes for a face value of up to US$50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Class I and Class II Series of Negotiable Obligations up to a face value of Ps. 50,000,000 (Argentine pesos fifty million) under the Global Corporate Bond Issuance Program for a face value of up to US$50,000,000 (United States dollars fifty million).

The First Series of Corporate Bonds was subscribed and issued for Ps. 50,000,000 in two classes. Class I for Ps. 15,500,000 at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34,500,000 at a fixed rate of 7.2% falling due 365 after issuance date.

The subscription period of such First Serie has started on September 2, 2009 and ended on September 8, 2009.

3) Acquisition of BrasilAgro’s shares

After the period-end, the Company acquired 2,192,500 shares of BrasilAgro for US$14.2 million, increasing its interest from 19.14% to 22.89%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

A. Cresud S.A.C.I.F. y A. (continued)

4) Paid for establishment in the República de Bolivia

On November 9, 2009, the firsts installments for the farm purchases in the Republic of Bolivia were made (Notes 15.A.c)) according to the following detail:

Establishment	Amount paid (US$)
“Las Londras”	4,028,524
“San Cayetano”	716,729
“San Rafael”	2,410,406
“La Fon Fon”	3,042,566

Total	10,198,225

5) Meeting of Shareholders

General and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved, among others, the following:

1. Distributing cash dividends for Ps. 60,000

2. The prorated allocation among shareholders of shares previously repurchased by Cresud, for an amount of up to 25,000,000, deferring the treatment of the balance of 5,000,000 shares.

3. The issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$30 million.

B. IRSA Inversiones y Representaciones Sociedad Anónima

1) Acquisition of Hersha Hospitality Trust (“Hersha”)

In August 2009, the Company, through a wholly-owned entity, Real Estate Investment Group LP, a company incorporated under the laws of Bermudas (REIG) acquired a 10.4% equity interest in Hersha for US$14.3 million. Under the purchase agreement, REIG was granted an option to acquire an additional equity interest in Hersha at a fixed price of US$3 per share. The option expires on August 2014. IRSA’s President and Chief Executive Officer was appointed as a member of Hersha´s board of directors.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2) Acquisition of shares of Banco Hipotecario S.A.

In September 2009, the Company, through its wholly-owned subsidiary, Tyrus, acquired an additional 2.7% of Banco Hipotecario S.A., for a total amount of US$10.0 million. The Company acted as guarantor for this transaction. Additionally, during December 2009, many wholly-owned subsidiaries, acquired an additional 2.8% of BHSA for a total amount of US$15.0 million. Consecuently, the Company’s equity interest in BHSA arises to 26.86% (without considering treasury shares).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

B. IRSA Inversiones y Representaciones Sociedad Anónima (continued)

3) Sale of “Costeros Dique II”

On November 23, 2009, the Company sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossenttini street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to US$18.0 million.

4) Purchase of Catalinas Plot of Land

In December 2009, we signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 square meters. The total amount for the transaction was fixed in Ps. 95 million. Ps. 19 million were paid upon the signature of the agreement and the outstanding balance of Ps. 76 million will be paid upon the execution of the deed of the plot in May 2010.

C. Alto Palermo S.A. (APSA)

1) Issuance of Class III and Class IV Notes , by APSA

On November 10, 2009, APSA issued two classes of Non-Convertible Notes for a total amount of Ps. 80.8 million under the Global Program of Non-Convertible Notes for up to US$200 million.

Class III Notes were issued for Ps. 55.8 million due May 2011. Class III Notes bear interest at a variable Badlar Private rate plus 3% and is payable quarterly. Principal is repaid at maturity on May 2011.

Class IV Notes were issued for US$6.6 million (equivalent to Ps. 25 million at the time of issuance) due May 2011. Class IV Notes bear fixed interest rate in United States Dollars at 6.75% and is payable quarterly. Principal is repaid at maturity on May 2011.

Sale of Tarshop shares. On December 29, 2009 IRSA’s subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

30. Differences between Argentine GAAP and US GAAP

The Consolidated Financial Statements of the Company have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant aspects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

As discussed in Notes 2.d) and 3.m), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the consolidated financial statements.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods

Reconciliation of net income:

	Year ended June 30,
	2009		2008		2007
Net income under Argentine GAAP	Ps.	124,616	Ps.	22,948	Ps.	49,362
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 30.I.a))		(88,774)		4,156		247
Valuation of inventories (Note 30.I.b))		5,782		(5,669)		315
Deferred income tax (Note 30.I.c))		(105,928)		3,274		7,042
Elimination of gain on acquisition of minority interest (Note 30.I.d))		32		32		32
Available-for-sale securities (Note 30.I.e))		(6,946)		20,523		(193)
Accounting for convertible notes (Note 30.I.f))		—		(253)		(7,585)
Effect of US GAAP adjustments on management fee (Note 30.I.g))		892		726		115
Reversal of gain recognized for assets held for sale (Note 30.I.h))		885		(885)		—
Accounting for warrants (Note 30.I.i))		88,184		(28,437)		—
Depreciation of fixed assets (Note 30.I.k))		587		—		—
Pre-operating and organization expenses (Note 30.I.l))		(9,783)		—		—
Accounting for IRSA Step Acquisition (Note 30.I.n))		(24)		—		—
Securitization accounting (Note 30.I.o))		5,543		—		—
Present-value accounting (Note 30.I.p))		12,578		—		—
Reversal of previously recognized impairment losses (Note 30.I.q))		783		—		—
Accounting for real estate barter transactions (Note 30.I.r))		9,272		—		—
Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 30.I.s))		7,778		—		—
Software developed or obtained for internal use (Note 30.I.u))		44		—		—
Reversal of capitalized foreign exchange differences (Note 30.I.(v))		(54,506)		—		—
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 30.I.w))		(111)		—		—
Revenue recognition – deferred commissions (Note 30.I.x.1))		(3,005)		—		—
Revenue recognition – scheduled rent increases (Note 30.I.x.2))		5,145		—		—
Deferred revenues – insurance & fees (Note 30.I.x.3))		(2,533)		—		—
Minority interest (Note 30.I.y))		94,900
Amortization of fees related to Series II of APSA Non Convertible Notes (Note 30.I.z))		53		—		—
Derecognition of put option (Note 30.I.aa))		(40,334)
Accounting for the sale of subsidiary’s assets (Note 30.I.ab))		71,457		—		—

Net income under US GAAP	Ps.	116,587	Ps.	16,415	Ps.	49,335

Earnings per share under US GAAP (Note 30.II.g)):
Basic net income per common share	Ps.	0.24	Ps.	0.04	Ps.	0.20
Diluted net income per common share	Ps.	0.12	Ps.	0.04	Ps.	0.18

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2009		2008
Total shareholders’ equity under Argentine GAAP	Ps.	1,812,884	Ps.	1,762,338
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 30.I.a))		(202,904)		(57,864)
Valuation of inventories (Note 30.I.b))		(35,936)		(41,718)
Deferred income tax (Note 30.I.c))		(237,440)		1,182
Elimination of gain on acquisition of minority interest (Note 30.I.d))		(1,041)		(1,073)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 30.I.w))		650		—
Reversal of gain recognized for assets held for sale (Note 30.I.h))		—		(885)
Accounting for warrants (Note 30.I.i))		(80,978)		(169,166)
Effect of US GAAP adjustments on management fee (Note 30.I.g))		23,727		22,835
Depreciation of fixed assets (Note 30.I.k))		(8,368)		—
Pre-operating and organization expenses (Note 30.I.l))		(16,953)		—
Accounting for IRSA Step Acquisition (Note 30.I.n))		257,126		—
Mortgage payable with no stated interest rate (Note 30.I.m))		(2,029)		—
Present-value accounting (Note 30.I.p))		21,348		—
Reversal of previously recognized impairment losses (Note 30.I.q))		(106,086)		—
Accounting for real estate barter transactions (Note 30.I.r))		(30,144)		—
Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 30.I.s))		(12,167)		—
Appraisal revaluation of fixed assets (Note 30.I.t))		(3,953)		—
Software developed or obtained for internal use (Note 30.I.u))		(56)		—
Reversal of capitalized foreign exchange differences (Note 30.I.(v))		(67,320)		—
Revenue recognition – deferred commissions (Note 30.I.x.1))		(21,897)		—
Revenue recognition – scheduled rent increases (Note 30.I.x.2))		20,008		—
Deferred revenues – insurance & fees (Note 30.I.x.3))		(35,528)		—
Minority interest (Note 30.I.y))		306,976		—
Amortization of fee related to Series II of APSA Non-Convertible Notes (Note 30.I.z))		279		—
Derecognition of put option (Note 30.I.aa))		(44,877)		—

Shareholders’ equity under US GAAP	Ps.	1,535,321	Ps.	1,515,649

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2009		2008
Shareholders’ equity at the beginning of the year	Ps.	1,515,649	Ps.	925,072
Issuance of common stock – par value		—		180,000
Distribution of cash dividends		(20,000)		(8,250)
Exercise of Old-warrants – par value		—		5,855
Purchase of treasury stock		(73,201)
Exercise of warrants – par value		7		757
Conversion of notes into common shares – par value		—		5,343
Additional paid-in-capital-common shares		—		722,685
Additional paid-in-capital-warrants		34		1,532
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions		—		(2,930)
Accounting for warrants				(142,182)
Foreign currency translation		18,618		16,464
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sale		—		(169,983)
Treasury stock dividends		476
Change in other comprehensive income of equity investees		(27,938)		(21,790)
Change in unrealized holding gain on available-for-sale securities		8,650		(13,339)
Unrealized loss on retained interest in securitization programs		(1,107)		—
Cummulative translation adjustment		(2,454)		—
Net income under US GAAP		116,587		16,415

Shareholders’ equity as of the end of the year	Ps.	1,535,321	Ps.	1,515,649

Description of reconciling items:

a) Effect of US GAAP adjustments on equity investees

As of June 30, 2008 and 2007, the equity investees of the Company are IRSA, Agro Uranga, Cactus and BrasilAgro.

As discussed in Note 2.b), the Company acquired an additional 11.57% equity interest in IRSA and started consolidating IRSA’s accounts as from October 1, 2008. Accordingly, as of June 30, 2009, the investment in IRSA is no longer reflected as an equity investee of the Company.

As of June 30, 2009, the equity investees of the Company are Cactus, BrasilAgro and Agro Uranga within the agricultural business, and BHSA, BACSA, Manibil and Metropolitan within the real estate business.

The impact of the US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 88.8 million, a gain of Ps. 4.2 million and a gain of Ps. 0.2 million for the years ended June 30, 2009, 2008 and 2007, respectively, net of Ps. (27.9) million, Ps. (21.8) million and Ps. 10.9 million of other comprehensive income adjustments for the years ended June 30, 2009, 2008 and 2007 (See Note 30.II.o)).

The US GAAP adjustments related to Cactus, Agro Uranga and BrasilAgro were not significant for any of the years presented and they primarily relate to valuation of inventories.

As discussed in Note 2.g), the investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations.

The US GAAP adjustments related to BHSA, BACSA and Manibil were primarily related to: (i) the accounting for the restructuring of its debts, (ii) the accounting for the acquisition of treasury shares, and (iii) the accounting for loans loss reserves for reinstated loans.

In addition, as described in Note 2g), during fiscal year 2009, the Company acquired additional shares in Banco Hipotecario on the open market for Ps. 107.6 million in cash thereby increasing its equity interest in Banco Hipotecario 11.76% to 21.34%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Effect of US GAAP adjustments on equity investees (continued)

Under Argentine GAAP, the acquisition was accounted for under the purchase method of accounting (See Note 3.g)). Many of the assets and liabilities on Banco Hipotecario’s balance sheet are financial assets carried at fair value, or are short-term in nature. For these short-term assets, their carrying value approximates fair value. The fair value of Banco Hipotecario’s net assets exceeded the purchase price. This resulted in negative goodwill. In accordance with Argentine GAAP, non financial assets were written down against the negative goodwill. The remaining negative goodwill after writing down non financial assets was recognized as a gain. Accordingly the company recorded a gain of Ps. 133.0 million as a result of this transaction.

For US GAAP purposes, the Company accounted for the purchase of additional shares from third parties in accordance with APB Opinion No. 18, paragraph 19b which requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in Banco Hipotecario between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the guidance in SFAS No. 141, paragraph 35 to 47 in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, the US GAAP adjustment for 2009 represents the reversal of the gain recognized under Argentine GAAP. Under US GAAP, the gain is deferred and will be recognized upon consolidation or selling of shares of Banco Hipotecario.

The US GAAP adjustment related to the Company´s investment in IRSA as of June 30, 2008 and 2007 and for the years then ended and for the period from July 1, 2008 through September 30, 2008 represented the net effect of (i) the different accounting treatment between Argentine GAAP and US GAAP given to the change in the method of accounting for the investment in IRSA from fair market value to the equity method of accounting in March 2002; (ii) the differences in accounting treatment between Argentine GAAP and US GAAP to the successive acquisitions of IRSA’s shares by the Company; (iii) the impact of US GAAP adjustments on the financial statements of IRSA before application of the equity method, and (iv) differences in paid-in capital resulting from differences basis in the carrying amount of the investment. As discussed above, the Company started consolidating IRSA as from October 1, 2008. The effects of US GAAP adjustments on the step acquisition of IRSA is included in the reconciling item titled “Accounting for IRSA Step Acquisition”.

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

Under US GAAP, the financial statements of prior periods were retroactively adjusted as required by APB Opinion N° 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares under the purchase method of accounting and allocated the amount paid to the net assets acquired and liabilities assumed at the acquisition date based on fair value. As the fair value of the net assets acquired and liabilities assumed exceeded the cost of the acquisition, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps. 196.7 million.

The effect of this adjustment is primarily reflected in lower depreciation expense due to a lower fixed asset basis of IRSA and the reversal of the amortization of negative goodwill recognized under Argentine GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Effect of US GAAP adjustments on equity investees (continued)

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

(iii) Until 2009, under both Argentine and US GAAP the Company’s investment in IRSA is accounted for under the equity method of accounting. However, certain significant differences exist between Argentine GAAP and US GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under US GAAP differs from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and US GAAP as they relate to IRSA are related to, among others, (a) the impact of US GAAP adjustments on IRSA’s equity investees, (principally IRSA’s investment in Banco Hipotecario S.A.) (b) the reversal of previously recognized impairment losses, c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring (f) the accounting for convertible notes, (g) securitization accounting, (h) deferred income taxes, (i) minority interest and (j) revenue recognition issues related to scheduled rent increases and brokerage commissions.

(iv) In addition, during fiscal year 2008 and 2007, as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps. 8.5 million and 6.9 million, respectively, as paid-in capital within shareholders’ equity.

This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and US GAAP in accounting for this transaction. However, during fiscal years 2008 and 2007, under US GAAP the change in interest in IRSA resulted in a loss effect of Ps. 2.0 million and 3.5 million, respectively, as a result of the differences between Argentine GAAP and US GAAP in the carrying value of the investment as discussed above.

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

c) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). However, as discussed in Note 2.c, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

c) Deferred income tax (continued)

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. Therefore, a valuation allowance of Ps. 5.4 million has been provided, mainly related to the tax loss carry forwards generated by the consumer-financing segment. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS No. 109 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

The consumer financing business segment is in a three-year cumulative loss position primarily related to the causes described in Note 25.

Based on the authoritative literature, the losses generated by the consumer financing business are mainly a result of loan loss reserves which would not be considered one time or non-recurring as they are directly related to the business. Furthermore, the long-term projected profitability is more subjective in nature.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment and the tax effects on US GAAP adjustments.

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

e) Available-for-sale securities

As of June 30, 2009, the Company’s available for sale securities include mutual funds, shares of public companies, mortgage bonds and government bonds. As of June 30, 2008 and 2007, the Company’s available for sale securities include mutual funds, mortgage bonds, government bonds and IRSA Non Convertible Notes.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

e) Available-for-sale securities (continued)

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

Under Argentine GAAP, available-for-sale securities are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. See Note 30.II.o).

f) Accounting for convertible notes

In October 2002, the Company issued US$50.0 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants associated with the Convertible Notes. Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP, the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount was recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Net discount amortization recognized during the years ended June 30, 2007 and 2008 totaled Ps. 7.6 million and Ps. 0.3 million, respectively. These amounts include Ps. 19.5 million and Ps. 2.3 million of accelerated amortization recognized as a result of warrant conversions made during those years, respectively. As the Company’s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange losses reversed under US GAAP totaled Ps. (0.07) million and Ps. (0.15) million during the years ended June 30, 2007 and 2008, respectively. The Convertible Notes matured November 14, 2007. As of November 14, 2007, 89,126 Convertible Notes were pending conversion and were settled in cash. As of the same date, as of the same date, 132,982 warrants expired unexercised.

From 2003 through November 14, 2007, an amount of 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock increasing the Company’s shareholders’ equity of Ps. 152.1 million. During this same period, an amount of 49,867,018 old-warrants were exercised and consequently, 98,202,054 shares of common stock were issued for Ps. 182.9 million. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified as of June 30, 2008 a net amount of Ps. 0.5 million from additional paid-in capital to additional paid-in capital of warrants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

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

Under US GAAP as per Statements of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), a long-lived asset could be classified as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of its carrying amount or fair value less costs to sell.

As of June 30, 2008, the Company classified 1,829 hectares out of “El Recreo” farm as held for sale under Argentine GAAP and recognized them at fair value less costs to sell. Therefore, a gain of Ps. 0.9 million was recorded as of June 30, 2008. The sale was completed in July 2008. Under US GAAP, the farm was also classified as an asset held for sale since the conditions for recognition were met. However, as required by SFAS No. 144, the asset was valued at its carrying amount as of June 30, 2008. The gain was recognized under US GAAP for the year ended June 30, 2009.

i) Accounting for Warrants

In March 2008, the Company issued 180 million warrants as part of the issuance of common stock. Under Argentine GAAP, proceeds from the issuance were allocated to the shares and warrants issued based on the relative fair market value estimated upon subscription. The fair value of the warrants was calculated using the Black-Scholes method as of the date of issuance. Under Argentine GAAP, the warrants were considered an equity instrument and the portion of the proceeds allocated to the warrants was recorded as additional paid-in capital. The warrant agreement requires that the Company file, and use best efforts to cause to be declared and keep effective, a registration statement covering the issuance of the shares underlying the warrants. However, the warrant agreement fails to specify the remedies, if any, that would be available to warrant holders in the event there is no effective registration statement covering the issuance of shares underlying the warrants. Under US GAAP, the accounting of the warrants as a derivative liability is required under EITF No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” due to the absence in the warrant agreement of provisions addressing the exercise of the warrants in the absence of an effective registration statement. Under EITF No. 00-19, the registration of the common stock underlying the warrants is not within the Company’s control. In addition, under EITF No. 00-19, in the absence of explicit provisions to the contrary in the warrant agreement, the Company must assume that it could be required to settle

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

i) Accounting for Warrants (continued)

the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Under the provisions of EITF No. 00-19, a contract designated as a liability must be carried at full fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. Under US GAAP, the proceeds were allocated first to the warrants on a full fair value basis with the residual allocated to common stock. The fair value of the warrants was Ps. 115.2 million as of the date ofissuance. The US GAAP adjustment to equity represents the reclassification of additional paid-in capital to liability for such amount. The US GAAP adjustment to income represents the change in the fair value of the warrants as of June 30, 2009 and 2008. Also, an amount of Ps. 0.01 and Ps. 1.4 million of warrants were exercised as of June 30, 2009 and 2008. As such, these amounts were reclassified from liabilities to equity.

j) Accounting for uncertainty in income taxes

On July 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

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

k) Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges forUS GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. In the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP . However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

l) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

m) Mortgage payable with no stated interest rate

In 1991, IRSA obtained a non-interest bearing mortgage with a face value of US$3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, IRSA did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by IRSA was recorded at the estimated market value of the note. IRSA used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2,000. This adjustment gives rise to differences in depreciation expense and is included in the line item “Depreciation and amortization expense” in the US GAAP reconciliation.

n) Accounting for IRSA Step Acquisition

As discussed in Note 2.b), on October 1, 2008, the Company acquired an additional 11.57% equity interest in IRSA and started consolidating the subsidiary as from that date (the “IRSA Step Acquisition”).

Under Argentine GAAP, the Company accounted for the IRSA Step Acquisition under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. The Company’s previously held equity interest in IRSA (amounted to 42.13% as of the date of acquisition) was not re-measured to fair value at the date the controlling interest was acquired. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). Any outstanding minority interest is recorded at its carrying amount.

The IRSA Step Acquisition generated negative goodwill since the fair value of the net tangible and intangible assets acquired exceeded the cost of acquisition.

Under Argentine GAAP, when negative goodwill exists, any identifiable acquired intangible assets are not recognized. Negative goodwill is recognized as follows, as appropriate in the circumstances: (i) the portion of negative goodwill associated with future expected losses is recognized in income as losses are incurred; and/or (ii) the amount of negative goodwill exceeding the amount represented by the interest acquired over the non-monetary assets is recognized in income at acquisition date; and/or (iii) the amount of negative goodwill not exceeding the amount represented by the interest acquired over the non-monetary assets is deferred and amortized to income under the straight line method over the weighted average useful lives of the identifiable net assets of the acquired company, not in excess of 20 years. Consequently, under Argentine GAAP, intangible assets were assigned a zero value and negative goodwill was recognized and amortized under the straight-line method over 20 years.

Under US GAAP, the Company followed the provisions of SFAS No. 141 “Business Combinations”. Under SFAS No. 141, any excess of the value assigned to the net identifiable assets acquired over the cost of the acquired company is first allocated on a pro rata basis to reduce non current assets and then to earnings as extraordinary gain.

The purchase price allocation process for the IRSA Step Acquisition under US GAAP was the following:

1)	Recognition of intangible assets for approximately Ps. 33 million (basically in-place leases) identified during the purchase price allocation and which were assigned a zero value under Argentine GAAP;

2)	Reduction of negative goodwill to zero by fully allocating it to (a) a reduction in the value of non-current assets allocated under Argentine GAAP (i.e. primarily fixed assets, inventories and undeveloped parcels of land); and (b) intangible assets;

This allocation process resulted in the change of the cost basis of the net assets of IRSA as of September 30, 2008 creating a new cost basis of these assets for Cresud after the Step Acquisition.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

n) Accounting for IRSA Step Acquisition (continued)

The new cost bases give rise to the following reconciling items under US GAAP with their corresponding effects in the nine months period from October 1, 2008 through June 30, 2009:

(a)	Reversal of the amortization of negative goodwill recognized under Argentine GAAP;

(b)	Lower depreciation charges for non-current assets which fair values were reduced on a pro rata basis;

(c)	Amortization charges for intangible assets and liabilities which were assigned a zero value under Argentine GAAP;

(d)	Corresponding effects on deferred income taxes and minority interest (included separately in corresponding line items)

Under SFAS No. 141, the new cost basis includes higher values resulting from the comparison between the fair values and the net book values determined under US GAAP at the percentage interest acquired. Once the new cost basis is determined, negative goodwill is reduced to zero on a pro rata basis as explained above. The US GAAP reconciling item to equity reflects the (i) adjustment to fair value from net book value, which was greater under US GAAP because the original net book value basis under US GAAP was lower than the Argentine GAAP original net book value basis, (ii) reduction of negative goodwill, and (iii) corresponding effect of the purchase price allocation process adjustments to income.

o) Securitization accounting

As discussed in Notes 20, the Company enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying Consolidated Statement of Operations. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. As of June 30, 2008, the Company adopted Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS No. 156”) that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2009 and 2008, the Company has recorded a servicing liability of Ps. 1.5 million and Ps. 8.2 million. Following SFAS No. 156, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

o) Securitization accounting (continued)

recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2009:

	Cost		Estimated Unrealized (loss) gain		Fair value (i)
Balance as of June 30, 2008	Ps.	—	Ps.	—	Ps.	—
Effect of consolidation with IRSA		102,316				102,316
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in unrealized loss		—		(5,053)		(5,053)
Reclassification of unrealized losses		(15,054)		—		(15,054)

Balance as of June 30, 2009	Ps.	132,975	Ps.	(5,053)	Ps.	127,922

(i)	Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2009 to changes to key assumptions.

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(5,555)	Ps.	(9,913)

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

The Company’s managed credit card receivables consist of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

p) Present-value accounting

As indicated in Note 3.t), under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

q) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2009 amounted to
Ps. 0.8 million, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the year ended June 30, 2009 amounted to Ps. 3.2 million, and are shown netted against the reversal impairment losses under Argentine GAAP.

In 2009, certain assets were sold. Due to the reversal of previously recognized impairment losses, the cost basis of these assets differed between Argentine GAAP and US GAAP. The US GAAP cost basis of these assets were lower than Argentine GAAP. Consequently, the gain on the sale under US GAAP was higher in Ps. 4.8 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP; (ii) a gain for lower depreciation charges under US GAAP; and (iii) a higher gain on the sale of assets under US GAAP in 2009.

r) Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to which the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g) for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 1.9 million for the year ended June 30, 2009.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 amended APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. SFAS No. 153 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Company applied SFAS No. 153 as from July 1, 2007.

Under SFAS 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. In those cases, the Company follows the deposit method prescribed under FAS 66 “Accounting for Sales of Real Estate”. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, any gain recognized under Argentine GAAP were reversed.

For the year ended June 30, 2009, the US GAAP adjustment represents the net effect of (i) the reversal of the Ps. 1.9 million, recognized under Argentine GAAP and (ii) the recognition of a gain of Ps. 11.2 million related to a prior year barter transaction which was not completed as originally planned.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

s) Reversal of the gain from valuation of real estate inventories at net realizable value

Under Argentine GAAP, inventories, for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 9.1 million, for the year ended June 30, 2009, and (ii) the recognition under US GAAP of previously recognized gains under Argentine GAAP of Ps. 16.9 million for the year ended June 30, 2009, for which deeds of title was signed as of the respective year.

t) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date.

This appraisal increased the carrying value of the land by approximately Ps. 3.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed.

u) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2009, represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges previously capitalized costs under Argentine GAAP and expenses under US GAAP.

v) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company´s subsidiary, APSA, capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2009 related to the PAMSA project. Under US GAAP, the Company´s subsidiary, APSA applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP mainly related to capitalizing interest in the year ended June 30, 2009 and for an amount of Ps. 54.5 million.

w) Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002 the Company´s subsidiary APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes). Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in Emerging Issues Task Force 98-5 “Accounting for convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”). EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

w) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

The terms of the APSA Convertible Notes were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

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

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

w) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

Force affirmed as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million for year 2009.

x) Revenue recognition

x.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

x.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of SFAS No. 13 “Accounting for leases”, (“SFAS No. 13”) and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of SFAS No. 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

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

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of FAS 13, including (i) the shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

x) Revenue recognition (continued)

(x.3) Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

y) Minority interest

This adjustment represents the effect on minority interest of the reconciling items, as appropriate.

z) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes issued in May 2007 are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following Statement of Financial Accounting Standard No. 91 (“SFAS No. 91”) such costs are amortized over the same period using the effective interest method.

aa) Derecognition of put option

In July 2008, the Company´s subsidiary IRSA acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, IRSA recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2009 amounted to Ps. 44.9 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 4.5 million was also generated for the recognition of the put option. Under US GAAP, IRSA determined that the terms of the put option did not meet the definition of a derivative financial instrument. Accordingly, the value of the put option was derecognized under US GAAP.

ab) Accounting for the sale of subsidiary’s assets

Subsequent to October 1, 2008, IRSA sold to third parties certain of its assets (i.e. primarily buildings) for an aggregate consideration of Ps. 278.1 million. The gain on the sale of these assets was determined by comparison between their cost basis to the Company and the consideration received. Due to the Accounting for IRSA Step Acquisition as discussed in Note 30.I.n) above, these assets had a different cost basis between Argentine GAAP and US GAAP on the Company’s books, generally resulting in a lower cost basis under US GAAP. Consequently, the reconciling item represents the adjustment to account for a higher gain under US GAAP.

II. Additional disclosure requirements

a) Statement of income classification differences

Should a US GAAP statement of income be presented, certain items shown in some line items of the statement of income under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not calculated under US GAAP.

(i) Proportionate consolidation

Under Argentine GAAP, the Company accounts for certain investments where it exercies joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 30.II.q).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

a) Statement of income classification differences (continued)

(ii) Adoption of RT No. 22 “Agricultural Activities”

Effective July 1, 2006, under Argentine GAAP, the Company applied RT No. 22 “Agricultural Activities” which established specific measurement and disclosure standards for the Company’s business. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company. Rather it expanded the Company’s disclosures and changed the format of the Company’s statement of income above gross profit. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. Prior to the adoption of RT No. 22, the production income was presented as a reduction in the cost of sales of the Company. Under US GAAP, the production income relating to their transformation and/or development directly affects the cost of these assets and is not shown separately. However, there would be no change in total gross profit.

(iii) Unrealized gains or losses on inventories

Under Argentine GAAP, unrealized gains or losses on inventories are segregated and shown in a separate line within operating income. Under US GAAP, these amounts would be included as part of cost of sales.

As a result of these differences in classification, gross profit under US GAAP would have been Ps. 575.6 million,
Ps. 83.3 million and Ps. 64.6 million for the years ended June 30, 2009, 2008 and 2007, respectively.

(iv) Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the consolidated financial statements. However, the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount have no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 171,4 million for the year ended June 30, 2009. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,241.8 million for the year ended June 30, 2009.

(v) Operating income

Under Argentine GAAP, the Company reflected management fees shareholders personal assets tax and others, financial results and allowance for doubtful accounts as non-operating expenses; under US GAAP, management fees shareholders personal assets tax and others and allowance for doubtful accounts would be included as operating expenses.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

a) Statement of income classification differences (continued)

Should gains or losses on management fees, tax on shareholders’ personal assets tax, lawsuites contingencies, unrecoverable VAT receivable and others, financial results and allowance for doubtful accounts be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps. 186.9 million, Ps. 37.3 million and Ps. 28.3 million for the years ended June 30, 2009, 2008 and 2007, respectively.

b) Balance Sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real companies generally do not present a classified balance sheet.

Under Argentina GAAP, warrants are included into a Shareholder´s Equity. Under US GAAP, are classified as current or non-current liabilities depending on their respective settlement dates.

Inventories

Under Argentine GAAP, the Company has classified the livestock for dairy production and other purposes not related to its sale as non-current inventory. Under US GAAP, this amount would be recorded as property and equipment on the consolidated balance sheet.

Proportional consolidation

Under Argentine GAAP, the Company accounts for certain investments (the accounts of Cactus until June 30, 2006, and the accounts of Cresca, Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa and Puerto Retiro S.A. as of June 30, 2009) where it exercies joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 30.II.q).

Deferred taxes

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2009 amounting to

Ps. 119.2 million and the net deferred tax liability as of June 30, 2008 amounting to Ps. 40.5 million, as follows: Ps. 78.3 million and

Ps. 1.3 million as of June 30, 2009 and 2008, respectively, as non-current other receivables; and Ps. 197.5 million and Ps. 41.8 million as of June 30, 2009 and 2008, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2009 and 2008, Ps 51.9 million and Ps. 10.4 million, respectively, would have been classified as current assets, and Ps.109.4 million and Ps. 14.8 million, respectively, would have been classified as non-current assets. As June 30, 2009 and 2008 Ps. 8.1 million and Ps. 0.3 million, respectively, would have been classified as current liabilities and Ps. 272.4 million and Ps. 65.4 million, respectively, would have been classified as non-current liabilities.

Deferred debt costs

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges of Ps. 9,655.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

b) Balance Sheet classification differences (continued)

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

Treasury stock

As described in Note 5.f), under AR GAAP the acquisition cost of treasury stock is debited from the equity account “Reserve for new developments”. AR GAAP also requires that a debit entry be made for the par value of the related capital stock account that was repurchased, regardless of whether the stock was retired. Under US GAAP the cost of treasury stock is also debited to an equity account, however the related capital stock account is not reduced until the treasury stock is retired. This classification difference has no impact on the total shareholders equity that is reported.

c) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, Statement of Financial Accounting Standard SFAS No. 105 “Disclosure of Information about Financial Instruments with off-balance-sheet Risk and Financial Instruments with Concentration of Credit Risk” (“SFAS No. 105”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standard No. 107 , “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, accounts receivable, accounts payable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” (“SFAS No. 119”) requires reporting entities to disclose certain information for derivative financial instruments. Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS No. 133”) superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 30.II. (g) for details of concentration of credit risk.

The Company adopted Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (“SFAS No. 157”) in the fiscal year ended June 30, 2009. In SFAS No. 157, three levels of input are used to measure fair value, detail as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities.

Level 3: Unobservable inputs for assets or liabilities.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30,2009:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	82,459	—	—	82,459
Other Investment, net (i)	187,848	—	—	187,848
Other receivables (ii)	742	124	—	866
Other Investment, net (iii)	—	—	127,922	127,922

Total	271,049	124	127,922	399,095

	Level 1	Level 2	Level 3	Total
LIABILITIES
Warrants	80,978	—	—	80,978
Other liabilities (ii)	543	—	—	543

Total	81,521	—	—	81,521

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares of public companies and government bonds.
(ii)	Corresponds to derivative financial instruments.
(iii)	Corresponds to retained interests in securitized receivables.

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents:

Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities:

Marketable securities and other securities investments include debt securities and equity securities. The Company uses quoted market prices for identical or similar assets or liabilities to measure fair value.

Derivative financial instruments:

The Company estimates the fair value of foreing exchange contract using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. The Company´s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

Commodity derivatives: Cresud´s commodity contracts relate to corn, soybeans, sunflower and wheat. The commodity derivative instruments that the company currently uses are futures and options. The corn, soybean, sunflower and wheat instruments are traded on the Mercado a Término de Buenos Aires (MATBA) and the Chicago Board of Trande (CBOT). The MATBA and CBOT are an active markets with quoted prices, and therefore these instruments are classified as Level 1.

Retained interest in securitized receivables:

Investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using the assumptions such as interest rate, projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions, contractual interest paid to third-party investors and other factors.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

Warrants:

Warrants are classified as Level 1. The fair value of the Company’s warrants as of June 30, 2009 is based on the quoted market prices.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2009:

Retained interest in securitized receivables
Balance at beginning of year
Effect of consolidation with IRSA	102,316
Total gains and (losses)
Insurance of retained interest in securities	99,895
Liquidation of retained interest in securitization	(54,182)
Total gains and losses
Included in earnings	(15,054)
Included in other comprehensive income	(5,053)

Balance at end of year	127,922

The following is a description of the valuation methodologies used for the assets and liabilities not measured at fair value, key inputs and significant assumptions:

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

Long-term debt (includes current portion of the non-current item)

As of June 30, 2009 and 2008, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 550.2 million and Ps 616.1 million as of June 30, 2009 and 2008, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

The fair value of IRSA Notes was Ps. 410.1 million and Ps. 341.7 million as of June 30, 2009 and 2008, respectively and was determined based on quoted market prices of the notes.

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

d) Additional disclosures about derivative financial instruments

The Financial Accounting Standards Board (FASB or the Board) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161), to enhance the current disclosure framework in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (FAS 133). FAS 161 amends and expands the disclosures required by FAS 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows”.

The Company adopted FAS 161 in the fiscal year ended June 30, 2009.

Undesignated derivative financial instruments

The Company uses future contracts, put and call option contracts, and foreign currency future and forward contracts, to manage its exposure to various risks including commodity prices, foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting. The Company does not use derivatives for speculation or trading.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under statement 133

Fair Value of Derivative Instruments

	Assets and Liability Derivatives
	2009			2008
As of June 30	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other receivables (Note 4.d))		124	Other receivables (Note 4.d))		(482)
Crops derivatives	Other receivables (Note 4.d))		742	Other receivables (Note 4.d))		164
	Other liabilities (Note 4.n))		(543)	Other liabilities (Note 4.n))		—

Total derivatives not designated as hedging instruments under Statement 133		Ps.	323		Ps.	(318)

The Notional amounts are summarized in Note 7.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Additional disclosures about derivative financial instruments (continued)

The following table summarizes the gains and losses on derivative financial instruments reported in the consolidated statement of income for the years ended June 30, 2009, 2008 and 2007:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2009		2008		2007
Crops derivatives	Unrealized gain (loss) on inventories (Note 4.o))		2,780		(14,512)	(3,085)
Foreign exchange contracts	Financial results, net (Note 4.q))		32,104		(70)	845

		Ps.	34,884	Ps.	(14,582)	(2,240)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed derivative financial instruments with creditworthy financial institutions , its controlling shareholder, and all of these contracts are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

e) Concentration of credit risk

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

Agricultural Business

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies, as further described below. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists as of June 30, 2009 and 2008 due to the diversity of its customer base. However, as of June 30, 2009 and 2008, ten customers account for more than 74.6% and 61% of the Company´s consolidated revenues, respectively. Furthermore, only three customers, Cargill, Mastellone S.A. (Mastellone) and Bunge Argentina S.A. as of June 30, 2009 and Cargill, Mastellone S.A. (Mastellone) and Monsanto S.A.I.C. as of June 30, 2008 account for more than 46.45% and 37% of the Company´s consolidated revenues, respectively.

Mastellone is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 19.1 million, Ps. 17.5 million and Ps. 9.7 million for the years ended June 30, 2009, 2008 and 2007, respectively, representing 10.1%, 11.8% and 8.9% of the Company´s consolidated revenues, for those years, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

e) Concentration of credit risk (continued)

to those paid by its current major customers. The Company negotiated with Mastellone the prices of raw milk on a monthly basis in accordance with domestic supply and demand. The prices of the milk are sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled and obtain from milk also raises or drops based on the content of bacteria and somatic cells.

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

Real Estate Business

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s indirect subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Although uncollectibility rates increased during the year ended June 30, 2009, the rise was significantly lower than the one experienced last year and the upward trend has later reversed. As of June 30, 2009, the allowance for doubtful accounts increased Ps. 12.6 million, or 19.0% compared to June 30, 2008. On the other hand, as of September 30, 2009 the allowance for doubtful accounts decreased as compared to June 30, 2009, reflecting current economic recovery and its impact on consumers and card holders. Despite the ongoing improvement in this regard, the Company remains closely monitoring the evolution of delays, delinquency and uncollectibility rates.

As discussed in Note 20, as of June 30, 2009, Tarshop sold receivables aggregating Ps. 1,491.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment of Ps. 15.1 million to the CPs to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

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

However, as discussed in Note 2.c), under Argentine GAAP, the Company consolidated the accounts of Cactus on a pro rata basis through January 1, 2007, and Metroshop S.A., Canteras Natal Crespo S.A., Liveck, CYRSA and Puerto Retiro S.A as of June 2009. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Cactus.

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

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2009		2008		2007
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	275,402	Ps.	85,244	Ps.	27,377
Cash and cash equivalents under US GAAP as of year-end		204,277		275,402		85,244

Net (decrease) increase in cash and cash equivalents under US GAAP	Ps.	(71,125)	Ps.	190,158	Ps.	57,867

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Statement of cash flows (continued)

The following table presents the cash flows from operating, investing and financing activities as well as the effects exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

	Year ended June 30,
	2009	2008	2007
Net cash provided by (used in) operating activities	Ps. 361,259	Ps. (74,566)	Ps. (62,360)
Net cash (used in) provided by investing activities	(364,785)	(652,330)	5,296
Net cash (used in) provided by financing activities	(241,767)	917,833	115,814
Effects of exchange rate changes	(71,516)	(1,718)	56

Net (decrease) increase in cash and cash equivalents	Ps. (316,809)	Ps. 189,219	Ps. 58,806

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

g) Earnings per share

As described in Note 3.ac), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all years presented. Note 12 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP.

Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No. 128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants, using the if converted method as applicable. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method, and consequently, the weighted-average number of potential common stock during the years ended June 30, 2007 and 2008 would have been 57,899,863 and 3,003,208 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2007 and 2008, using the treasury-stock method, would have been Ps. 0.1670 and Ps. 0.0615, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Earning per share (continued)

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	116,587	Ps.	16,415	Ps.	49,335
Plus (less): income (loss) impact of assumed conversions:
Warrants (i)		(88,184)		—		—
Interest expense on convertible debt		—		88		10,310
Foreign currency exchange gain		—		137		152
Income tax effects		30,864		(79)		(3,415)
Management fee		5,732		(15)		(705)

Net income available to common shareholders plus assumed conversions	Ps.	64,999	Ps.	16,546	Ps.	55,677

(i)	For the year ended June 30, 2008, the computation of diluted earnings per share excludes the incremental shares from the assumed conversion of the warrants because their inclusion would be anti-dilutive.

	Year ended June 30,
	2009		2008		2007
Denominator:
Weighted-average number of shares outstanding		484,929,612		368,466,065		247,149,373
Plus: incremental shares of assumed conversions:
Convertible Notes		—		1,650,056		35,586,137
Old-warrants (ii)				1,353,152		22,321,932
Warrants (ii)		59,236,162		16,970,575		—

Adjusted weighted-average number of shares		544,165,774		388,439,848		305,057,442

Basic and diluted EPS:
Basic net income per common share	Ps.	0.24	Ps.	0.04	Ps.	0.20
Diluted net income per common share		0.12		0.04		0.18

(ii)	Potential common shares related to these instruments have been calculated using the treasury-stock method as required by US GAAP.

h) Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations: A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

Agricultural Business

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

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

Real Estate Business

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

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

i) Severance indemnities

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

j) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals was recorded for the year ended June 30, 2009.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the year ended June 30, 2009 were contingent rentals of Ps. 70.9 million. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 30.I.(x.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases as of June 30, 2009 for each of the five succeeding fiscal years are as follows:

2010	Ps.	345,848
2011		224,771
2012		116,860
2013		48,661
2014		22,024
Thereafter 2015		52,826

	Ps.	810,990

•	Farmland leases

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

Total rent expense, including rents related to land leases, was Ps. 53.7 million, Ps.23.1 million and Ps.13.6 million for the years ended June 30, 2009, 2008 and 2007, respectively.

k) Equity investments

As of June 30, 2009, the equity investees of the Company are Cactus, BrasilAgro and Agro Uranga within the agricultural business, and the equity investees related to the real estate business of the Company are BHSA, BACSA, Manibil and Metropolitan.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

k) Equity investments (continued)

As of June 30, 2008, the Company’s equity investees are Cactus, BrasilAgro and Agro Uranga within the agricultural business and IRSA related to the real estate business of the Company. As discussed in Note 2.b), the Company acquired an additional 11.57% equity interest in IRSA and started consolidating IRSA’s accounts as from October 1, 2008. Accordingly, as of June 30, 2009, the investment in IRSA is no longer reflected as an equity investee.

Under Argentine GAAP, the Company’s gain in equity investees for the years ended June 30, 2009, 2008 and 2007 were Ps. 49.2 million, Ps. 38.4 million and Ps. 40.2 million, respectively. Under Argentine GAAP, the Company’s share of the net assets of the equity investees as of June 30, 2009 and 2008 were Ps. 834.5 million and Ps. 925.9 million, respectively. As discussed in Note 2.g), the equity investment in Metropolitan was valued at zero and a financial liability of US$1.5 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

The table below shows summarized financial information of the Company’s significant equity investees on a 100% basis.

The Company’s share of undistributed earnings of Agro-Uranga S.A. totaled Ps. 8.04 million as of June 30, 2009 and Ps. 12.4 million as of June 30, 2008. BrasilAgro, Cactus, Metropolitan and BHSA had no undistributed earnings.

Agro-Uranga S.A.	2009		2008
Current assets	Ps.	34,915	Ps.	32,196
Non-current assets		6,571		6,764

Total assets	Ps.	41,486	Ps.	38,960

Current liabilities	Ps.	16,221	Ps.	13,431
Non-current liabilities		3		249

Total liabilities	Ps.	16,224	Ps.	13,680

Shareholders’ equity	Ps.	25,262	Ps.	25,280

Production	Ps.	12,201	Ps.	19,994
Sales	Ps.	54,955	Ps.	54,270
Gross profit	Ps.	21,158	Ps.	31,932
Net income	Ps.	8,037	Ps.	12,399

IRSA			2008
Current assets			Ps.	893,842
Non-current assets				3,578,130

Total assets			Ps.	4,471,972

Current Liabilities			Ps.	742,267
Non-Current Liabilities				1,348,812

Total liabilities			Ps.	2,091,079

Minority interest				456,715

Shareholders’ equity			Ps.	1,924,178

Revenues			Ps.	1,084,242
Gross profit			Ps.	594,581
Net income			Ps.	54,875

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

k) Equity investments (continued)

BrasilAgro	2009		2008
Current assets	Ps.	623,099	Ps.	740,753
Non-current assets		698,814		451,560

Total assets	Ps.	1,321,913	Ps.	1,192,313

Current Liabilities	Ps.	114,795	Ps.	55,086
Non current Liabilities	Ps.	49,273		21,801

Total liabilities	Ps.	164,068	Ps.	76,887

Minority interest	Ps.	4,865		—

Shareholders’ equity	Ps.	1,152,980	Ps.	1,115,426
Net income	Ps.	9,791	Ps.	25,978

Cactus Argentina	2009		2008
Current assets	Ps.	50,862	Ps.	34,197
Non-current assets		42,238		40,359

Total assets	Ps.	93,100	Ps.	74,556

Current Liabilities	Ps.	61,398	Ps.	40,603
Non current Liabilities		10,596		2,011

Total liabilities	Ps.	71,994	Ps.	42,614

Minority interest	Ps.	207		Ps.260

Shareholders’ equity	Ps.	20,899	Ps.	31,682
Revenues	Ps.	225,656	Ps.	152,468
Gross profit	Ps.	20,856	Ps.	18,092
Net loss	Ps.	(10,783)	Ps.	(1,975)

Metropolitan (i)	2009
Total assets	Ps.	868,750

Total liabilities	Ps.	1,410,384
Shareholders’ equity	Ps.	(541,634)
Revenues	Ps.	227,066
Net loss	Ps.	(775,702)

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

BHSA	2009			2008
Current assets	Ps.	(ii	)	Ps.	(i) (ii	)
Non-current assets	Ps.	(ii	)	Ps.	(i) (ii	)
Total assets	Ps.	11,909,440		Ps.	10,572,332
Current liabilities	Ps.	(ii	)	Ps.	(i) (ii	)
Non-current liabilities	Ps.	(ii	)	Ps.	(i) (ii	)
Total liabilities	Ps.	9,209,822		Ps.	7,887,223
Minority interest	Ps.	36,881		Ps.	33,375
Shareholders’ equity	Ps.	2,662,737		Ps.	2,651,734

	For the year ended June 30,
	2009		2008		2007
Revenues	Ps.	1,016,159	Ps.	696,591	Ps.	882,220
Gross profit		400,851		145,898		507,554
Net income (loss)	Ps.	50,463	Ps.	(59,562)	Ps.	357,891

(i)	Balance sheet of real estate companies are unclassified
(ii)	Balance sheets of banking entities are unclassified

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

l) Investments in debt and equity securities

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

The cost and estimated fair values of marketable securities available for sale as of June 30, 2009, 2008 and 2007 were as follows:

	2009
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	118,700	1,933	—	120,633
Dolphin Fund	22,751	7,466	—	30,217
Shares of public companies	20,061	1,542	—	21,603
Mortgage bonds	981	217	—	1,198
Government bonds (i)	14,223	—	(26)	14,197

Total	176,716	11,158	(26)	187,848

	2008
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds (ii)	492,134	—	(18,843)	473,291
Mortgage bonds	619	4	—	623
Government bonds (ii)	94	—	(1)	93
IRSA Non-Convertible Notes (ii)	12,683	—	(1,398)	11,285

Total	505,530	4	(20,242)	485,292

	2007
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
IRSA Convertible notes	37,495	169,983	—	207,478
Mutual Funds	38,103	210	—	38,313
Mortgage bonds	980	47	—	1,027
Government bonds	94	28	—	122

Total	76,672	170,268	—	246,940

(i)	New cost basis includes an other-than-temporary impairment of Ps. 2.0 million.
(ii)	Unrealized loss position for less than 12 months.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

l) Investments in debt and equity securities (continued)

Gross gains of Ps. 51.7 million, Ps. 3.2 million and Ps. 2.2 for the years ended June 30, 2009, 2008 and 2007, respectively, were realized on those sales.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

As of June 30, 2008, mutual funds, government bonds and IRSA Non-Convertible Notes have been in a continuous unrealized loss position for less than 12 months. These unrealized losses are not deemed to be other than temporarily impaired. The Company has the ability and intent to hold these securities for reasonable period of time to allow for recovery of value.

m) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 536,888 and capitalized costs of issuance of debt of Ps. 7,947 - See Note 30.II.b)), as of June 30, 2009, are as follows:

2011	Ps.	53,840
2012		53,688
2013		27,206
Thereafter 2014		739,913

	Ps.	874,647

n) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Consulting agreement: Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAM”) CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 13.6 million, Ps.2.2 million and Ps.5.5 million for the years ended June 30, 2009, 2008 and 2007, respectively.

- Acquisitions: During the year ended June 30, 2009, Cresud acquired 78,181,444 additional shares of IRSA. Consequently, Cresud’s share in IRSA amounts approximately to 55,64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During this fiscal year, the Company, through its subsidiary, IRSA, bought IRSA Non-Convertible Notes for US$ 28.2 million in par value at an average US$ 0.39 quoted price. This transactions generated a gain of Ps. 60,657.

During this fiscal year, the Company, through its subsidiary, IRSA, bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Disclosure of related parties transactions (continued)

During fiscal year 2009, the Company, through its subsidiary, IRSA, acquired additional shares of Banco Hipotecario for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively (see Note 7).

- Donations: For the years ended June 30, 2009, 2008 and 2007, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 2.6 million. The Company made no donations to Fundación IRSA during fiscal year ended June, 30 2008 and 2007. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives.

- Mutual investment fund: The Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net gain of Ps. 6.6 million for the year ended June 30, 2009.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, IRSA and its subsidiary APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

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

In the ordinary course of business, IRSA shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and the Company under an Exchange of Operating Services Agreement entered into by all three companies in 2004 and amended on August 2008. IRSA pays a fee, primarily through the provision of services to the other parties.

- Legal services: During the years ended June 30, 2009, 2008 and 2007, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 4.8 million, Ps. 1.0 million and Ps. 0.3 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

o) Comprehensive income

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

	Year ended June 30,
	2009		2008		2007
Net income under US GAAP	Ps.	116,587	Ps.	16,415	Ps.	49,335
Changes in other comprehensive income items of equity investees		(27,938)		(21,790)		10,945
Foreign currency translation in the investee		18,618		16,465		8,249
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		—		(169,983)		99,269
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		8,650		(13,340)		125
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		(1,107)		—		—

Comprehensive income	Ps.	114,810	Ps.	(172,233)	Ps.	167,923

(i)	Net of minority interest and income taxes of Ps. 4,136 and Ps. 5,190, respectively, for 2009, and net of income taxes of Ps. 7,183, for 2008 and Ps. 67, for 2007.
(ii)	Net of minority interest and income taxes of Ps. 2,177 and Ps. 1,769, respectively, for 2009.

	As of June 30,
	2009		2008		2007
Accumulated other comprehensive income	Ps.	5,289	Ps.	7,066	Ps.	195,714

p) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements. The Company adopted SFAS 157 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations. The required disclosures are included in Note 30.II.c) to these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Consequently, SFAS No. 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non-financial assets and liabilities. The Company has not finalized the assessment of SFAS 157 as it relates to the non-financial assets and liabilities. The Company expects the adoption of the deferral provisions of the standard will not have a material impact on the Company’s financial position or results of operations, although it may result in additional disclosures

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. The Company adopted FSP FAS 157-3 for its fiscal year ended June 30, 2009. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations.” SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of SFAS 141R to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 requires that a non-controlling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the non-controlling interest. The statement requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for reporting periods (annual or interim) ending after November 15, 2008, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 on December 31, 2008. The Company adopted SFAS 161 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position and results of operations. The additional disclosures are included in Note 30.II.d) to these consolidated financial statements.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

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

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue was effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company adopted EITF 07-6 for its fiscal year ended June 30, 2009. The adoption of this standard did not have an impact on the Company’s financial position or results of operations. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause.

In June 2009, the FASB issued SFAS No. 168, (“SFAS 168”) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. SFAS 168 establishes the Codification as the single source of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The standard is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company will modify the references to standards to conform to the new Codification for the year ended June 30, 2010.

In June 2009, the FASB issued SFAS No. 167, (“SFAS 167”) “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 provides further guidance on assessing the consolidation of variable interest entities or VIE. This standard will, among other things, establish new criteria for determining the primary beneficiary, and increase the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies the characteristics that identify a VIE and contains a new requirement that any term,

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

transaction, or arrangement that does not have a substantive effect on an entity’s status as a VIE, a company’s power over a VIE, or a company’s obligation to absorb losses or its rights to receive benefits of an entity must be disregarded. The standard will be effective for annual financial statements for periods ending after November 15, 2009, i.e. thus effective for the Company’s year ended June 30, 2010. The Company has not yet evaluated the impact, if any, this standard may have on the determination or reporting of the financial results.

In June 2009, the FASB issued SFAS No. 166 (“SFAS 166”), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The standard will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. Thus the standard will be effective for the Company’s transfers of financial assets in its fiscal year ended June 30, 2011. The Company is currently analyzing the impact that this standard will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted FAS 165 in its fiscal year ended June 30, 2009 and the disclosure is made in Note 30.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The Company adopted FSP FAS 157-4 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined that it did not have a significant impact on the determination or reporting of its financial results.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined an impact of an amount of Ps. 2.0 million (see Note 30.I.e)).

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP FAS 141(R)-1 amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008 consistent with the effective dates of Statement 141(R). FSP FAS 141(R)-1 will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of this guidance to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-6, (“EITF 08-6”), “Equity Method Investment Accounting Considerations”. This Issue is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. This Issue shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. EITF 08-6 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided, if applicable. The Task Force noted that transition is not required for the consensus on Issue 4 as it is consistent with guidance currently required by paragraph 19(l) of Opinion 18. This Issue addresses a number of matters associated with the impact that FAS 141(R) and FAS 160 might have on the accounting for equity method investments. A final consensus was reached on a several issues, including how an equity method investment should initially be measured, how it should be tested for impairment, how changes in classification from equity method to cost method should be treated, as well as other issues.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-7, (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). This Issue shall be applied prospectively. Earlier application is not permitted. EITF 08-7 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements. The guidance clarifies the accounting for certain separately identifiable intangible assets, which an acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to them. The guidance requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting that should be amortized to expense over the period the asset diminishes in value.

q) Pro-rata consolidation of Cresca, Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and CYRSA

As discussed in Note 2.c), the Company accounted for its investments in Cresca, Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and CYRSA, under the proportionate consolidation method under Argentine GAAP.

Accordingly, the Company deconsolidated Cresca, Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and Cyrsa and prospectively applied the equity method of accounting for these investments. Under US GAAP, since the Company did not exercise control over the subsidiaries, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 30.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

q) Pro-rata consolidation of Cresca, Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and CYRSA (continued)

Presented below is the consolidated condensed information of the Company as of June 30, 2009 considering Cresca, Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and Cyrsa as an equity investee (see Note 2.c)):

	As of and for the year ended June 30, 2009
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Current assets	Ps.	1,157,655	Ps.	(40,964)	Ps.	—	Ps.	1,116,691
Non-current assets		4,818,401		(163,462)		69,976		4,724,915

Total assets		5,976,056		(204,426)		69,976		5,841,606
Current liabilities		1,313,912		(14,718)		1,803		1,300,997
Non-current liabilities		1,413,278		(121,176)		—		1,292,102

Total liabilities		2,727,190		(135,894)		1,803		2,593,099
Minority interest		1,435,982		(3,852)		3,493		1,435,623
Shareholders’ equity		1,812,884		(64,680)		64,680		1,812,884
Revenues		1,427,175		(14,697)		—		1,412,478
Gross profit		575,983		(5,393)		—		570,590
Net income	Ps.	124,616	Ps.	21,707	Ps.	(21,707)	Ps.	124,616

r) Business combinations

1) Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

IRSA
Working capital deficiency	(20.8)
Inventories	9.1
Non-Current investments	56.7
Long term debt	(167.0)
Minority interest	(27.8)
Fixed assets	161.2
Intangible assets	23.3
Deferred income tax	114.1

Net assets acquired	149.0

2) Acquisition of IRSA

The following schedule presents 2009 and 2008 supplemental unaudited pro forma information as if the transaction of IRSA had occurred on July 1, 2008. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

r) Business combinations (continued)

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal years ended 2009 and 2008:

	Year ended June 30,
	2009		2008
Revenues	Ps.	1,632,479	Ps.	1,429,664
Net income		116,020		34,622
Earnings per share under Argentine GAAP		0.24		0.09

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2009 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Sales	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	—	—	196	670	138	532	June 1996	November 1997	23
Av. de Mayo 595	679	7,289	—	—	—	7,289	7,968	2,663	5,305	July 1992	March 1992	19
Av. Madero 942	—	2,626	—	—	(2,626)	—	—	—	—	N/A	July 1994-August 1994	10
Bouchard 551	88,097	85,017	—	—	—	85,017	173,114	8,157	164,957		March, 2007
Bouchard 710	39,466	61,585	—	—	—	61,585	101,051	7 ,656	93,395		May, 2005	28
Constitución 1111	256	1,081	—	—	—	1,081	1,337	397	940	September 1994- March 1995	June 1994 –January 1994	18
Constitución 1159	7,966	796	(3,589)	—	—	(2,793)	5,173	—	5,173			50
Costeros Dique IV	4,260	23,694	—	—	—	23,694	27,954	3,854	24,100	N/A	June 2001	28
Costeros Dique II Edificios A y B	2,967	24,045	—	—	—	24,045	27,012	4,113	22,899	September 1998	March 1997	28
Dock del Plata	7,081	20,415	—	—	(6,639)	13,776	20,857	1,159	19,698	N/A	November, 2006	24
Intercontinental Plaza	4,143	119,366	—	—	—	119,366	123,509	13,475	110,034	June 1996	November, 1997	24
Hotel Intercontinental	8,671	61,294	—	—	—	61,294	69,965	9,350	60,615
Hotel Libertador	3,027	76,312	—	728	—	77,040	80,067	41,635	38,432	October 1973-November 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	89,480	—	(8,290)	—	81,190	106,163	14,924	91,239			15
Laminar Plaza	—	26,790	—	—	(26,790)	—	—	—	—	N/A	March 1999	27
Libertador 498	7,219	48,471	—	—	(11,799)	36,672	43,891	9,633	34,258	N/A	December 1995	22
Libertador 602	698	3,446	—	—	—	3,446	4,144	900	3,244	N/A	May 1996	22
Stores Cruceros	—	234	—	—	(234)	—	—	—	—			50
Madero 1020	78	942	—	—	(457)	485	563	165	398	N/A	December 1995	10
Maipú 1300	10,293	53,810	—	23	—	53,833	64,126	13,755	50,371	N/A	September 1995	23
Reconquista 823	—	19,813	—	—	(19,813)	—	—	—	—	June 1995	November 1993	22

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

Description	Land		Buildings and improvement		Impairment		Improvements		Sales		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		—		—		—		—		—		12,496		—		12,496	N/A
Sarmiento 517		96		480		(57)		—		—		423		519		133		386	March 1995	December 1994- August 1994-July 1994	19
Suipacha 652		2,547		22,830		—		—		—		22,830		25,377		6,170		19,207	April-June 1994	November 1991	22
Torre Bank Boston		77,251		85,683		—		—		(5,261)		80,422		157,673		4,670		153,003	N/A	August 2007	30
Museo Renault		3,010		2,066		—		—		—		2,066		5,076		188		4,888	N/A	December 2008
Edificio República		109,066		120,939		—		384		—		121,323		230,389		5,819		224,570	N/A	May 2008
Dique IV		3,660		—		—		63,702		—		63,702		67,362		378		66,984	April 2009	N/A	27
Shopping Abasto		9,752		275,765		—		791		—		276,556		286,308		92,284		194,024	November 1998	N/A	31
Shopping Alto Palermo		8,694		405,893		—		2,753		—		408,646		417,340		270,783		146,557	October 1990	November 1997-March 1998	26
Shopping Alto Avellaneda		18,089		188,832		—		1,185		—		190,017		208,106		113,295		94,811	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		11,208		139,094		—		3,497		—		142,591		153,799		58,967		94,832	June 1992	June 1997	25
Alto Noa		357		46,322		—		109		—		46,431		46,788		20,650		26,138	September 1994	March 1995-September 1996- January 2000	22
Buenos Aires Design		—		60,328		—		180		—		60,508		60,508		40,383		20,125	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		142,633		—		3,311		—		145,944		154,363		70,690		83,673	September 1988	October 1998	23
Alto Rosario		25,686		65,458		—		599		—		66,057		91,743		11,109		80,634	November 2004	N/A	29
Mendoza Plaza Shopping		15,193		104,916		—		1,526		—		106,442		121,635		35,439		86,196	June 1994	December 2004	22
Neuquén Project		3,046		10,536		—		49		—		10,585		13,631		566		13,065	Under construction	September 1999	N/A
Panamerican Mall		123,568		166,650		—		276,639		—		443,289		566,857		2,188		564,669	July 2009	November, 2006	28
Shopping Córdoba		5,009		80,634		—		1,049		—		81,683		86,692		25,541		61,151	March, 1990	December, 2006	16
Other		4,560		41,352		(245)		—		—		41,107		45,667		13,590		32,077	N/A	N/A	N/A

Total	Ps.	652,055	Ps.	2,687,113	Ps.	(3,891)	Ps.	348,235	Ps.	(73,619)	Ps.	2,957,838	Ps.	3,609,893	Ps.	904,817	Ps.	2,705,076

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2009		2008		2007
Balance, beginning of the year	Ps.		Ps.		Ps.
Additions during the year:
Effect of consolidation with IRSA		3,247,410		—		—
Improvements		4,372		—		—
Recovery of impairment		1,083		—		—
Transfers from work-in-progress leasehold improvements		257,545		—		—

		3,510,410		—

Deductions during the year:
Sales		(98,857)		—		—

		(98,857)		—		—

Balance, end of the year	Ps.	3,411,553	Ps.	—	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2009 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	10%	September 2009	Monthly	None	Ps.	4,696	Ps.	4,696	None
Customer B	10%	September 2009	Monthly	None		4,696		4,696	None
Customer C	12%	November 2012	Monthly	None		361		345	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	January 2011 – February 2014	Monthly	None		126		—	None
Mortgage receivables Ps. 50,000 -Ps.69,999	12-16%	May 2009 –February 2010 – February 2014 –July 2014 – April 2015	Monthly	None		272		159	None
Mortgage receivables Ps. 70,000-Ps.89,999	12-14%	June 2009 – July 2009 – September 2009 – April 2014 – May 2014	Monthly	None		414		498	None
Mortgage receivables Ps. 110,000-Ps.129,999	14%	June 2014	Monthly	None		128		55	None

					Ps.	10,693	Ps.	10,449

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2009		2008		2007
Balance, beginning of year	Ps.	—	Ps.	—	Ps.	—
Additions during the year:
Effect of consolidation with IRSA		1,102		—		—
New mortgage loans		9,633		—		—
Deductions during the year:
Collections of principal		(286)		—		—

Balance, end of year	Ps.	10,449	Ps.	—	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information

The accompanying tables present additional statement disclosures required under Argentine GAAP. This information is not a required part of the financial statements under US GAAP; however, these tables include information necessary to comply with the valuation and qualifying accounts schedule requirements of the Securities and Exchange Commission.

a.	Property and equipment

b.	Intangible assets

c.	Allowances and provisions

d.	Cost of sales

e.	Cost of production

f.	Foreign currency assets and liabilities

g.	Other expenses

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statements information (continued)

a) Property and equipment

	Value at the beginning of year		Additions and/or transfers (1)		Deductions and/or transfers		Value at the end of year		Accumulated at the beginning of year (2)		Current year				Accumulated at the end of the year		Impairment IRSA and subsidiaries		Net carrying value as of June 30, 2009		Net carrying value as of June 30, 2008
Principal Account											Decrease of the year		Current year (4)
Farms	Ps.	169,161	Ps.	154,530	Ps.	36	Ps.	323,655	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—		323,655	Ps.	169,161
Wire fences		7,184		3,058		—		10,242		1,452		—		242		1,694		—		8,548		5,732
Watering troughs		6,107		1,399		—		7,506		1,489		—		293		1,782		—		5,724		4,618
Alfalfa fields and meadows		5,690		2,661		—		8,351		2,333		—		1,196		3,529		—		4,822		3,357
Buildings and constructions		34,475		5,822		—		40,297		3,912		—		727		4,639		—		35,658		30,563
Machinery and equipment		11,879		15,967		170		27,676		20,069		158		1,632		21,543		—		6,133		3,565
Vehicles		2,630		3,605		598		5,637		2,623		380		691		2,934		—		2,703		906
Tools		225		90		22		293		171		17		16		170		—		123		54
Furniture and fixtures		1,370		78,359		189		79,540		53,412		93		4,270		57,589		—		21,951		375
Feeders and troughs		—		55		—		55		—		—		2		2		—		53		—
Corrals and leading lanes		986		347		—		1,333		202		—		36		238		—		1,095		784
Roads		2,543		588		—		3,131		997		—		211		1,208		—		1,923		1,546
Facilities		15,822		187,892		61		203,653		84,184		46		7,977		92,115		—		111,538		7,974
Computer equipment		2,874		58,498		359		61,013		46,649		283		5,030		51,396		—		9,617		853
Silo plants		1,277		—		—		1,277		539		—		74		613		—		664		738
Constructions in progress		11,101		78,904		79,608		10,397		—		—		—		—		—		10,397		11,101
Advances to suppliers		1,710		98,406		71,153		28,963		—		—		—		—		—		28,963		1,710
Forest Products- Posts		91		4		—		95		—		—		—		—		—		95		91
Forest Products raw materials (3)		4,320		—		—		4,320		144		—		144		288		—		4,032		4,176
Improvements in third parties buildings		19,999		28,474		762		47,711		17,320		313		3,476		20,483		—		27,228		19,312
Hotels		—		256,731		536		256,195		57,772		—		8,137		65,909		—		190,286		—
Office Buildings		—		1,195,107		119,011		1,076,096		82,939		19,834		19,667		82,772		57		993,267		—
Other Fixed assets		—		21,928		—		21,928		124		—		14		138		3,589		18,201		—
Commercial Real estate		—		6,706		293		6,413		502		21		104		585		—		5,828		—
Shopping centers		—		2,208,471		706		2,207,765		680,302		12		61,605		741,895		—		1,465,870		—
Other		—		47,117		2,032		45,085		11,671		35		1,580		13,216		245		31,624		—

Total as of June 30, 2009	Ps.	299,444	Ps.	4,454,719	Ps.	275,536	Ps.	4,478,627	Ps.	1,068,806	Ps	21,192	Ps.	117,124	Ps.	1,164,738	Ps.	3,891	Ps.	3,309,998		—

Total as of June 30, 2008	Ps.	273,434	Ps.	55,069	Ps.	29,059	Ps.	299,444	Ps.	27,514	Ps.	407	Ps.	5,721	Ps.	32,828	Ps.	—		—	Ps.	266,616

(1)	Includes Ps. 4,077.8 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 190.7 million of higher values as of June 30, 2009
(2)	Includes Ps. 1,034.3 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 1.7 million of higher values as of June 30, 2009
(3)	See Note 3.i)
(4)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 31.g)) except for Ps. 1,310 for the year ended June 30, 2009 passed-through to tenants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

b) Intangible assets

	Value at the beginning of year		Additions and/or transfers (1)		Value at the end of year		Amortization						Net carrying value as of June 30, 2009		Net Carrying value as of June 30, 2008
Principal Account							Accumulated at the beginning of year (2)		Amount		Accumulated at the end of year
Concession rights	Ps.	23,582		—	Ps.	23,582	Ps.	753	Ps.	753	Ps.	1,506	Ps.	22,076	Ps.	22,829
Saving expenses of contracts in acquired leases		—		18,299		18,299		2,524		2,006		4,530		13,769		—
Pre-operating expenses		—		33,265		33,265		15,985		1,126		17,111		16,154		—
Tarshop’s customers		—		2,798		2,798		116		211		327		2,471		—
Trademarks		—		1,292		1,292		546		29		575		717		—

Total as of June 30, 2009	Ps.	23,582	Ps.	55,654	Ps.	79,236	Ps.	19,924	Ps.	4,125	Ps.	24,049	Ps.	55,187		—

Total as of June 30, 2008	Ps.	25,460	Ps.	—	Ps.	25,460	Ps.	1,878	Ps.	753	Ps.	2,631		—	Ps.	22,829

(1)	Includes Ps. 39.9 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 14.2 million of higher values as of June 30, 2009.
(2)	Includes Ps. 18.7 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 0.4 million of higher values as of June 30, 2009.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

c) Allowances and provisions

Items	Opening Balances		Increases for the year (1)		Decreases for the year (2)		Applications		Closing Balances
2009
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	381	Ps.	231,730	Ps.	(102,632)	Ps.	—	Ps.	129,479
Allowance for impairment of current inventories	Ps.	—	Ps.	1,179	Ps.	(150)	Ps.	—	Ps.	1,029
Allowance for impairment of current investments	Ps.	—	Ps.	13,669	Ps.	(3,471)	Ps.	—	Ps.	10,198

Total deducted from current assets	Ps.	381	Ps.	246,578	Ps.	(106,253)	Ps.	—	Ps.	140,706

Non-current
Allowance for doubtful accounts	Ps.	—	Ps.	2,708	Ps.	—	Ps.	—	Ps.	2,708
Allowance for impairment of non-current investments	Ps.	—	Ps.	7,464	Ps.	(5,623)	Ps.	—	Ps.	1,841
Allowance for doubtful mortgage	Ps.	—	Ps.	2,208	Ps.	—	Ps.	—	Ps.	2,208
Allowance for impairment of intangible assets	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Allowance for impairment of undeveloped plots of land	Ps.	—	Ps.	360	Ps.	(310)	Ps.	—	Ps.	50
Allowance for impairment of fixed assets	Ps.	—	Ps.	4,971	Ps.	(1,080)	Ps.	—	Ps.	3,891

Total deducted from non-current assets	Ps.	—	Ps.	17,711	Ps.	(7,013)	Ps.	—	Ps.	10,698

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	—	Ps.	8,059	Ps.	(4,008)	Ps.	—	Ps.	4,051

Total included in current liabilities	Ps.	—	Ps.	8,059	Ps.	(4,008)	Ps.	—	Ps.	4,051

Non-current
Provision for lawsuits and contingencies	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	—	Ps.	5,823

Total included in non-current liabilities	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	—	Ps.	5,823

2008
Deducted from assets
Allowance for doubtful accounts	Ps.	372	Ps.	78	Ps.	(69)	Ps.	—	Ps.	381

Total deducted from assets	Ps.	372	Ps.	78	Ps.	(69)	Ps.	—	Ps.	381

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	1,748	Ps.	55(2)	Ps.	—	Ps.	—	Ps.	1,803

Total included in non-current liabilities	Ps.	1,748	Ps.	55	Ps.	—	Ps.	—	Ps.	1,803

2007
Deducted from assets
Allowance for doubtful accounts	Ps.	375	Ps.	—	Ps.	—	Ps.	(3)	Ps.	372

Total deducted from assets	Ps.	375	Ps.	—	Ps.	—	Ps.	(3)	Ps.	372

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	69	Ps.	1,703	Ps.	(24)	Ps.	—	Ps.	1,748

Total included in non-current liabilities	Ps.	69(1)	Ps.	1,703	Ps.	(24)	Ps.	—	Ps.	1,748

(1)	Includes Allowances deducted from assets for Ps. 264,156, and Allowances included in liabilities for Ps. 15,837 for IRSA Consolidation effect.
(2)	Includes Allowances deducted from assets for Ps. (113,267), and Allowances included in liabilities for Ps. (7,706) for IRSA Consolidation effect.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

d) Cost of sales

	For the year ended June 30,
	2009		2008		2007
Agricultural business:
I. Cost of sales – crops, beef cattle, milk, feed lot and others
Inventories at the beginning of the year	Ps.	145,415	Ps.	100,765	Ps.	75,644
Unrealized gain on inventories - Beef cattle		(122)		6,729		4,257
Unrealized gain on inventories - Crops		(4,784)		(877)		(2,010)
Conversion differences		86		—		—
Production income (1)		169,089		156,300		101,056
Transfer of inventory to property and equipment		(859)		(714)		(122)
Transfer of inventory to cost of sales		—		—		(964)
Transfer of unharvested crops to expenses		(6,177)		(6,869)		(4,941)
Recovery of inventories				—		—
Purchases		24,300		21,547		21,088
Operating expenses (Note 31.g))		13,141		9,530		5,656
Inventories at the end of the year		(135,357)		(145,415)		(102,789)

Cost of sales- crops, beef cattle, milk, feed lot and others	Ps.	204,732	Ps.	140,996	Ps.	96,875

II. Cost of farms
Stock at the beginning of the year (farms held for sale)	Ps.	94	Ps.	3,006	Ps.	7,616

Cost of farms	Ps.	94	Ps.	3,006	Ps.	7,616

Real estate business:
III. Cost of sales and development of properties
Stock at the beginning of the year	Ps.	—	Ps.	—	Ps.	—
Effect of consolidation with IRSA	Ps.	194,994	Ps.	—	Ps.	—
Operating expenses (Note 31.g))	Ps.	8,127	Ps.	—	Ps.	—
Transfers from fixed assets	Ps.	29,037	Ps.	—	Ps.	—
Purchases and Adjustment to purchase price of inventory	Ps.	116,446	Ps.	—	Ps.	—
Gain from valuation of inventories at fair market value	Ps.	9,041	Ps.	—	Ps.	—
Stock at the end of the year	Ps.	(187,116)	Ps.	—	Ps.	—

Cost of sales and development of properties	Ps.	170,529	Ps.	—	Ps.	—

IV. Cost of lease and service offices, shopping centers, hotels, consumer financing and others
Stock at the beginning of the year	Ps.	—	Ps.	—	Ps.	—
Effect of consolidation with IRSA	Ps.	3,393	Ps.	—	Ps.	—
Purchases	Ps.	(625)	Ps.	—	Ps.	—
Operating expenses (Note 31.g))	Ps.	265,302	Ps.	—	Ps.	—
Stock at the end of the year	Ps.	(2,676)	Ps.	—	Ps.	—

Cost of lease and service offices, shopping centers, hotels, consumer financing and others	Ps.	265,394	Ps.	—	Ps.	—

(1)	Includes income from change in value of cattle Ps. 18.1 million as of June 2009, Ps. 23.9 million as of June 2008 and Ps. 19.5 million as of June 30, 2007.
(1)	Includes income from change in value of grains Ps. 131.5 million as of June 2009, Ps. 114.7 million as of June 30, 2008, Ps. 71.9 million as of June 30, 2007.
(1)	Includes income from change in value of milk Ps. 19.5 million as of June 2009, Ps. 17.7 million as of June 30, 2008 and Ps. 9.7 million as of June 30, 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

e) Cost of production

	For the year ended June 30,
	2009		2008		2007
Inventories at the beginning of the year	Ps.	42,223	Ps.	20,041	Ps.	15,651
Unrealized gain on inventories - Beef cattle		(723)		1,806		846
Unrealized gain on inventories - Crops		1,511		4,511		1,204
Transfer of inventory to property and equipment		(1,354)		(1,200)		(1,338)
Transfer of inventory to cost of production		(13,915)		—		964
Transfer of unharvested crops to expenses		(72,132)		(40,163)		(23,591)
Purchases		94,073		54,189		24,361
Production		3,423		3,521		1,744
Operating expenses (Note 31.g))		210,113		115,268		75,265
Inventories at the end of the year		(52,776)		(42,223)		(20,041)

Cost of production	Ps.	210,443	Ps.	115,750	Ps.	75,065

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

f) Foreign currency assets and liabilities

	June 30, 2009					June 30, 2008
Item	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	12,339	3.757	Ps.	46,358	US$	390	Ps.	1,165
Cash and banks in Brazilian Reais	R$	5	1.750		9	R$	3		4
Cash and banks in Euros		€464	5.268		2,444		€2		9
Cash and banks in guaraníes	Gs.	913,593	0.0007		674		—		—
Cash and banks in pesos bolivianos	Bs.	4,330	0.529		2,290		—		—
Cash and banks in pesos uruguayos	UYU	6	0.162		1		—		—
Cash and banks in libras	GBP	1	6.177		6		—		—
Collections to be deposited	US$	13	3.757		49		—		—
Cash and banks in Yen	JPY	—			—	JPY	1,547,500		43,571
Investments		—			—
Mutual funds (US$)	US$	34,364	3.757		129,106	US$	151,405		451,944
Mutual funds (EUR)		€1,400	5.268		7,375		€4,514		21,221
Pro 2012 bonds	US$	4	3.757		15	US$	—		—
Public Shares	US$	5,750	3.757		21,603		—		—
IRSA Non-Convertible Notes	US$	—			—	US$	3,781		11,285
Trade accounts receivable
Trade accounts receivable in dollars	US$	3,807	3.757		14,303	US$	1,544		4,609
Trade accounts receivable in pesos bolivianos	Bs.	9,125	0.529		4,825		—		—
Trade accounts receivable in pesos uruguayos	UYU	129	0.162		21		—		—
Debtors from leases and services	US$	6,968	3.757		26,179		—		—
Debtors from sale on real estate	US$	1,855	3.757		6,969		—		—
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA S.A.	US$	100	3.757		376		—		—
Other receivables
Collateralized	US$	—			—	US$	2,073		6,189
Guarantee deposits, premiums collected (paid) and margin deposits receivable from brokers	US$	—			—	US$	393		1,174
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Inversiones Financieras del Sur S.A	US$	—			—	US$	54		160
Put Option Metropolitan 885 Third Ave. LLC	U$S	11,819	3.797		44,877		—		—
VAT receivable, net in dollars	U$	S 4	3.757		15		—		—
VAT receivable, net in guaraníes	Gs.	125,805	0.0007		93		—		—
VAT receivable, net in pesos bolivianos	Bs.	4,141	0.529		2,190		—		—
Guarantee deposits and premiums	U$	S 397	3.757		1,490		—		—
Premiums collected	U$	S 197	3.757		742		—		—
Related parties	U$S	19,991	3.757		75,106		—		—
Receivables from the sale of shares	U$S	9,197	3.757		34,553		—		—
Prepaid expenses, excluding leases	U$S	4,306	3.757		16,178		—		—
Guarantee of defaulted credits	U$S	1,120	3.757		4,208		—		—
Expenses to be recovered	Gs.	63,431	0.0007		47		—		—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)-

f) Foreign currency assets and liabilities (continued)

	June 30, 2009					June 30, 2008
Item	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
Others in dollares	US$	261	3.757		981		—		—
Others in guaraníes	Gs.	12,953	0.0007		10		—		—
Others in pesos bolivianos	Bs.	66	0.529		35		—		—
Non-Current Assets
Other receivables
Collateralized	US$	—			—	US$	2,361		7,049
Deferred income tax	Gs.	23,041	0.0007		17	US$	—		—
Deferred income tax	Bs.	3,419	0.529		1,808		—		—
Prepaid expenses	Bs.	426	0.529		225	US$	—		—
Others	US$	46	3.757		173	US$	—		—
Others	Bs.	22	0.529		12	US$	—		—
Trade accounts receivable
Debtors from leases and services	US$	365	3.757		1,371		—		—
Debtors from sale in foreign currency	US$	120	3.757		451		—		—
Debtors form sale of real estate	US$	573	3.757		2,153		—		—
Investments
Advances for shares purchases	US$	600	3.757		2,254	US$	—		—

US$	US$	114,196			429,510	US$	162,001		483,575

R$	R$	5			9	R$	3		4

€		€1,864			9,819		€4,516		21,230

Bs.	Bs.	21,529			11,385	Gs.

Gs.	Gs.	1,138,823			841	Bs.

UYU	UYU	135			22	UYU

GBP	GBP	1			6	GBP

JPY	JPY					JPY	1,547,500		43,571

Total Assets				Ps.	451,592			Ps.	548,380

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	12,001	3.797	Ps.	45,568	US$	4,130	Ps.	12,493
Suppliers	Bs.	27,172	0.529		14,369		—		—
Suppliers	Gs.	354,604	0.0007		262		—		—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA S.A.	US$	143	3.797		543		—		—
Accruals	US$	36	3.797		137	US$	1,228		3,713
Accruals	Bs.	7,666	0.529		4,054		—		—
Debt related to purchase of farms	US$	9,244	3.797		35,099		—		—
Mortgage payable
Mortgage payable Llao Llao	US$	508	3.797		1,929		—		—
Short term debt
Local Banks	US$	31,403	3.797		119,237	US$	6,915		20,918
Foreign Banks	US$					US$	8,086		24,462
Seller financing	US$	7,610	3.797		28,895		—		—
APSA 2014 Convertible Notes - Accrued interest	US$	687	3.797		2,610		—		—
Convertible Notes - IRSA 2017 interest	US$	4,139	3.797		15,714		—		—
Convertible Notes - APSA U$S 120m. - Interest	US$	778	3.797		2,954		—		—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

f) Foreign currency assets and liabilities (continued)

	June 30, 2009					June 30, 2008
	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
Salaries and social security payable
Provision for vacation and bonuses	Bs.	109	0.529		58		—		—
Social security payable	Bs.	27	0.529		14		—		—
Social security payable	Gs.	3,370	0.0007		—		—		—
Taxes payable
Income tax withholdings	Bs.	215	0.529		114		—		—
Income tax withholdings	Gs.	15,523	0.0007		11		—		—
Income tax payable, net	Bs.	471	0.529		249		—		—
Property tax payable	Bs.	293	0.529		155		—		—
Gross sales tax withholdings and payments	Bs.	393	0.529		208		—		—
Others	Bs.	21	0.529		11		—		—
Advances from customers
Admission rights	US$	3,371	3.797		12,800		—		—
Other liabilities
Premium collected	US$	143	3.797		543		—		—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA S.A.	US$	20,772	3.797		78,871		—		—
Directors	Bs.	338	0.529		179		—		—
Guarantee deposits	US$	576	3.797		2,187		—		—
Non-Current Liabilities
Trade accounts payables
Debt related to purchase of farms	US$	5,766	3.797		21,894	US$	—		—
Long term debt
Non - convertible Notes IRSA 2017	US$	112,268	3.797		426,282		—		—
Convertible Notes - APSA U$S 120 M.	US$	66,448	3.797		252,303		—		—
Financial loans	US$	20,135	3.797		76,453		—		—
APSA 2014 Convertible Notes	US$	15,454	3.797		58,679		—		—
Seller financing	US$	2,268	3.797		8,612		—		—
Advances from customers
Admission rights	US$	14,965	3.797		56,822
Other liabilities
Guarantee deposits	US$	1,129	3.797		4,287
Debts for the purchase of investments	US$	1,200	3.797		4,556

US$	US$	331,044			1,256,975	US$			61,586

Bs.	Bs.	36,705			19,411	Bs.			—

Gs.	Gs.	373,497			273	Gs.			—

Total Liabilities				Ps.	1,276,659			Ps.	61,586

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

g) Other expenses

	Expenses
Items	Operating		Cost of sales and development of properties		Cost of lease and service offices, shopping centers, hotels, consumer		Selling		Administrative		Financing		Total for the year ended June 30, 2009		Total for theyear ended June 30, 2008		Total for the year ended June 30, 2007
Directors’ fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	21,247	Ps.	—	Ps.	21,247	Ps.	1,302	Ps.	403
Fees and payments for services		4,346		408		8,397		11,467		29,453		—		54,071		7,616		4,835
Salaries and wages and social security contributions		16,753		920		52,546		38,717		44,772		—		153,708		26,871		18,568
Taxes, rates and contributions		1,768		178		10,380		33,259		14,621		—		60,206		2,011		1,597
Gross sales tax		—		—		—		10,485		—		—		10,485		2,207		1,170
Office and administrative expenses		723		(4)		3,731		3,491		5,615		—		13,556		2,820		1,452
Bank commissions and expenses		258		13		—		—		2,198		—		2,469		236		76
Depreciation and amortization		6,911		506		105,110		2,404		5,008		—		119,939		6,474		4,459
Vehicle and travelling expenses		1,500		18		1,210		1,521		2,185		—		6,434		1,902		952
Spare parts and repairs		4,201		—		—		—		74		—		4,275		3,918		3,397
Insurance		494		19		1,192		1,868		1,212		—		4,785		435		354
Employees’ maintenance		1,280		10		8,264		1,557		1,478		—		12,589		1,203		667
Commissions and property sales charges		—		4,305		42,407		1,755		1,846		—		50,313		—		—
(Recovery) Change for contingencies for lawsuits		—		—		1,128		—		599		—		1,727		—		—
Allowance for doubtful accounts		—		—		—		69,599		—		—		69,599		—		—
Unrecovered expenses		—		—		6,233		—		—		—		6,233		—		—
Interest and index - adjustment		—		—		—		—		—		105,961		105,961		—		—
Maintenance of building		—		1,397		17,251		824		1,101		—		20,573		—		—
Surveillance		—		216		—		—		1,106		—		1,322		—		—
Livestock expenses (1)		6,436		—		—		1,109		—		—		7,545		12,587		9,559
Dairy farm expenses (2)		11,827		—		—		105		—		—		11,932		9,802		5,142
Agricultural expenses (3)		157,370		—		—		18,929		—		—		176,299		80,347		53,187
Feed lot expenses		—		—		—		—		—		—		—		—		451
Silo expenses		25		—		—		—		—		—		25		30		62
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S. A.) expenses		6,361		—		—		—		—		—		6,361		2,898		—
FyO expenses		82		—		—		—		—		—		82		120		71
Other		2,881		141		7,453		1,783		2,038		3,979		18,275		2,596		1,119
Lease of machinery and equipment		—		—		—		—		109		—		109		2		—
Safety and hygiene expenses		38		—		—		—		1		—		39		9		—
Advertising expenses		—		—		—		13,609		1		—		13,610		14		—

Total for the year ended June 30, 2009	Ps.	223,254	Ps.	8,127	Ps.	265,302	Ps.	212,482	Ps.	134,664	Ps.	109,940	Ps.	953,769

Total for the year ended June 30, 2008	Ps.	124,798	Ps.	—	Ps.	—	Ps.	14,497	Ps.	26,104	Ps.	—	Ps.	—	Ps.	165,400		—

Total for the year ended June 30, 2007	Ps.	80,921	Ps.	—	Ps.	—	Ps.	9,972	Ps.	16,628	Ps.	—	Ps.	—			Ps.	107,521

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for the years ended June 30 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

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

December 30, 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 30.e.)	Ps.	66,562	Ps.	161,748
Investments (Notes 4.b. and 30.e.)		335,234		383,444
Accounts receivable, net (Notes 4.c. and 30.e.)		263,471		186,017
Other receivables and prepaid expenses (Notes 4.d. and 30.e.)		201,703		109,031
Inventories (Note 4.e.)		24,899		53,602

Total current assets		891,869		893,842

Non-Current Assets
Accounts receivable, net (Notes 4.c. and 30.e.)		6,626		10,395
Other receivables and prepaid expenses (Notes 4.d. and 30.e.)		196,766		140,314
Inventories (Note 4.e.)		164,933		129,178
Investments (Notes 4.b. and 30.e.)		1,001,654		833,373
Fixed assets, net (Note 30.a.)		2,720,506		2,530,141
Intangible assets, net (Note 30.b.)		18,559		8,612

Subtotal non-current assets		4,109,044		3,652,013

Negative goodwill, net (Note 4.f.)		(64,926)		(73,883)

Total non-current assets		4,044,118		3,578,130

Total assets	Ps.	4,935,987	Ps.	4,471,972

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g. and 30.e.)	Ps.	229,542	Ps.	242,063
Mortgages payable (Notes 4.m. and 30.e.)		1,930		2,919
Advances from customers (Notes 4.h. and 30.e.)		96,843		104,584
Short-term debt (Notes 4.j. and 30.e.)		349,243		187,234
Salaries and social security payable (Note 4.i.)		35,863		33,955
Taxes payable (Notes 4.k. and 30.e.)		147,883		76,708
Other liabilities (Notes 4.l. and 30.e.)		110,992		93,017
Provisions		2,594		1,787

Total current liabilities		974,890		742,267

Non-Current Liabilities
Trade accounts payable (Notes 4.g. and 30.e.)		67,300		55,140
Mortgages payable (Notes 4.m. and 30.e.)		—		1,538
Advances from customers (Note 4.h.)		150,357		98,797
Long-term debt (Notes 4.j. and 30.e.)		1,044,725		1,119,726
Taxes payable (Note 4.k.)		61,254		35,327
Other liabilities (Notes 4.l. and 30.e.)		71,881		30,385
Provisions		5,537		7,899

Total non-current liabilities		1,401,054		1,348,812

Total liabilities		2,375,944		2,091,079

Minority interest		464,381		456,715

SHAREHOLDERS’ EQUITY		2,095,662		1,924,178

Total liabilities and shareholders’ equity	Ps.	4,935,987	Ps.	4,471,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007
Revenues	Ps.	1,220,584	Ps.	1,084,242	Ps.	738,756
Costs (Note 30.d.)		(508,506)		(464,223)		(295,108)

Gross profit		712,078		620,019		443,648

Gain from recognition of inventories at net realizable value		12,056		2,832		20,737
Selling expenses (Note 30.f)		(236,201)		(247,297)		(168,848)
Administrative expenses (Note 30.f)		(147,329)		(122,121)		(102,827)

Subtotal		(371,474)		(366,586)		(250,938)

Net (loss) income from retained interest in securitized receivables		(46,012)		(1,261)		3,254
Gain from operations and holdings of real estate assets, net (Note 7)		1,124		2,670		2,568

Operating income		295,716		254,842		198,532

Amortization of negative goodwill, net		1,602		1,638		(1,472)
Gain (loss) on equity investees		61,542		(13,209)		40,026
Financial results, net (Note 8)		(136,381)		(76,742)		4,099
Other expenses, net (Note 9)		(8,855)		(5,642)		(14,100)

Income before taxes and minority interest		213,624		160,887		227,085

Income tax and MPIT		(80,334)		(78,112)		(87,539)
Minority interest		25,345		(27,900)		(32,449)

Net income	Ps.	158,635	Ps.	54,875	Ps.	107,097

Earnings per share (Note 17):

Basic net income per share	Ps.	0.27	Ps.	0.10	Ps.	0.24

Diluted net income per share	Ps.	0.27	Ps.	0.10	Ps.	0.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.c.)		Voluntary reserve for general purposes (Note 5.d)		Reserve for new developments (note 5.d.)		Retained earnings (Accumulated deficit)		Cumulative translation adjustment (“CTA”)		Shareholders’ equity
Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	—	Ps.	96,573	Ps.	—	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held October 31, 2006		—		—		—		—		4,829		—		91,744		(96,573)		—		—
Net income for the year		—		—		—		—		—		—		—		107,097		—		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	—	Ps.	91,744	Ps.	107,097	Ps.	—	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		—		101,742		(107,097)		—		—
Net income for the year		—		—		—		—		—		—		—		54,875		—		54,875

Balances as of June 30, 2008	Ps.	578,676		274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	—	Ps.	193,486	Ps.	54,875	Ps.	—	Ps.	1,924,178

Appropriation of retained earnings approved by shareholders meeting held October 31, 2008		—		—		—		—		2,743		52,132		—		(54,875)		—		—
Cumulative translation adjustment		—		—		—		—		—		—		—		—		12,849		12,849
Net income for the year		—		—		—		—		—		—		—		158,635		—		158,635

Balances as of June 30, 2009	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	32,374	Ps.	52,132	Ps.	193,486	Ps.	158,635	Ps.	12,849	Ps.	2,095,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	158,635	Ps.	54,875	Ps.	107,097
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		80,334		78,112		87,539
Depreciation and amortization		134,972		115,207		98,049
Minority interest		(25,345)		27,900		32,449
Allowances and other provisions		113,754		91,403		53,076
(Gain) loss on equity investees		(61,542)		13,209		(40,026)
Gain from operations and holdings of real estate assets, net		(1,124)		(2,670)		(2,568)
Financial results		104,495		9,628		(40,938)
Gain from recognition of inventories at net realizable value		(12,056)		(2,832)		(20,737)
Amortization of negative goodwill, net and impairment		(1,602)		(1,638)		2,107
Gain from sale of inventories		(2,867)		(14,541)		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in investments		(11,584)		(24,121)		(65,420)
Increase in accounts receivable, net		(122,571)		(121,069)		(79,732)
Increase in other receivables and prepaid expenses, net		(133,674)		(51,089)		(79,555)
Decrease in inventories		74,872		129,729		28,967
Increase in intangible assets		(11,999)		(1,619)		(762)
(Decrease) increase in trade accounts payable		(38,571)		40,755		65,148
Increase (decrease) in advances from customers, salaries and social security payable and taxes payable		86,148		(30,408)		(12,759)
(Decrease) increase in other liabilities		(27,541)		1,489		9,622
(Decrease) increase in accrued interest		(3,441)		7,613		21,542

Net cash provided by operating activities		299,293		319,933		163,099

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses and assets net of cash acquired (i)		—		(419,020)		(56,093)
Acquisition of undeveloped parcels of land		(9,836)		(17,225)		(9,297)
Acquisitions and improvements of fixed assets		(272,297)		(332,454)		(410,080)
Increase in equity investees and other investments		(157,613)		(23,892)		—
Decrease in minority interest		—		—		(41,013)
Guarantee deposit		—		—		9,111
Advance payments for the acquisition of shares		—		(683)		(3,995)
Loans granted to related parties		(3,711)		—		—
Cash collected from insurance claims		—		4,677		593

Net cash used in investing activities		(443,457)		(788,597)		(510,774)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt		180,834		183,485		1,199,675
Payment of short-term and long-term debt		(156,277)		(48,950)		(292,158)
Exercise of warrants		—		163,416		25,958
Dividends paid by subsidiaries to minority shareholders		(23,541)		(24,332)		(23,175)
Decrease in mortgages payable		(2,527)		(18,425)		(18,042)
Re purchase of debt		(105,425)		(138,583)		—
Cash from minority shareholders’ capital contributions to subsidiaries		48,038		32,534		—

Net cash (used in) provided by financing activities		(58,898)		149,145		892,258

Net (decrease) increase in cash and cash equivalents		(203,062)		(319,519)		544,583
Cash and cash equivalents as of the beginning of the year		389,004		708,523		163,940

Cash and cash equivalents as of the end of the year	Ps.	185,942	Ps.	389,004	Ps.	708,523

(i)	Includes Ps. 228.3 million for the acquisition of the República Building (asset acquisition). See Note 2.g.B.12. for details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	131,742	Ps.	125,063	Ps.	43,968
Income tax paid		55,566		63,743		17,603
Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	Ps.	86,962	Ps.	10,509	Ps.	10
Increase (decrease) in inventory through a decrease (increase) in fixed assets, net		78,870		—		(1,521)
Increase in non current investments through an increase in other liabilities		78,788		—		—
Increase in fixed assets net through an increase in accounts payable		42,116		1,069		—
Liquidation of interest in credit card receivables		30,849		56,576		8,873
Decrease in advances from customers through a decrease in inventories		26,883		—
Decrease in current investments through an increase in other receivables and prepaid expenses		24,541		—		—
Cumulative translation adjustments		12,849		—		—
Increase in undeveloped parcels of land through an increase in long-term debt		8,609		—		—
Increase in goodwill, net through a decrease in minority interest		7,410		—		—
Capitalization of financial costs in inventories		7,087		—		—
Decrease (increase) in accounts payable through a decrease in undeveloped parcels of land		5,445		5,445		—
Decrease in undeveloped parcels of land through an increase in inventories		5,406		9,223		—
Increase in current investments through an increase in other liabilities		2,739		—		—
Increase in intangible assets net through a decrease in non-current investment		1,137		—		—
Increase in fixed assets through an increase in other receivables		—		—		12,161
(Decrease) increase in fixed assets trough an (increase) decrease in other investments		—		(49,872)		59,912
Transfer of inventories to current investment		—		705		—
Increase in non current investment through an increase debt		—		23,212		27,522
Increase in fixed assets through a decrease in undeveloped parcels of land		—		—		66,958
Conversion of debt into common shares		—		59,174		27,893
Increase in costs of issuance of debt through an increase in trade accounts payables		—		—		1,691
Increase in short-term and long-term debt through a decrease in other liabilities		—		—		2,614
Decrease in inventory through a decrease in mortgages payables		—		—		3,632
Repurchase of debts		—		9,090		27,522
Increase in long-term investment through a decrease in other receivables		—		3,995		—
Increase in fixed assets through an increase in mortgages payable		—		—		8,649

	2009		2008		2007
Acquisitions of business or net assets:
Cash and cash equivalents		—		—		29,417
Fair market value of inventories		—		—		66,057
Fair market value of fixed assets acquired (i)		—		405,446		158,549
Fair market value of intangible assets acquired (i)		—		6,533		—
Fair market value of other assets acquired		—		5,398		5,661
Fair market value of liabilities assumed (i)		—		(13,028)		(47,491)

Net assets acquired		—		404,349		212,193
Minority interest		—		20,049		(36,029)
Goodwill (negative goodwill)		—		3,712		(10,036)

Purchase price		—		428,110		166,128
Seller financing		—		(9,090)		(80,618)

Purchase price paid		—		419,020		85,510
Less: cash and cash equivalents acquired		—		—		(29,417)

Net cash paid for the acquisition		—		419,020		56,093

(i)	Includes Ps. 229.9 million, Ps. 0.6 million and Ps. 2.2 million relating to the fair market value of fixed and intangible assets acquired and liabilities assumed for the acquisition of República Building (asset acquisition). See Note 2.g.B.12. for details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007

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

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 29 to these Consolidated Financial Statements.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

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

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated Financial Statements are to be included as supplementary information to the individual financial statements. For the purpose of these Consolidated Financial Statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

A description of the subsidiaries over which the Company has effective control and joint control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2009	2008	2007
Controlled and jointly controlled companies (ii)
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	100.00%	100.00%	100.00%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	100.00%	100.00%	100.00%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (“Patagonian Investment”)	100.00%	100.00%	100.00%
Alto Palermo S.A. (“APSA”)	63.34%	63.34%	62.48%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii)	50.00%	50.00%	100.00%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (iv)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (iii)	50.00%	50.00%	100.00%
Solares de Santa María S.A. (“Solares de Santa María”)	90.00%	90.00%	90.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Quality Invest S.A.	100.00%	100.00%	—
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	—
Financel Communications S.A. (v)	—	80.00%	—
Tyrus S.A	100.00%	100.00%	—

(i)	Percentage of equity interest owned has been rounded and does not consider the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Does not include indirectly controlled companies.
(iii)	IRSA holds joint control of this company with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões. See Note 2.g.C.3.
(iv)	IRSA holds joint control of this company with Euromayor S.A. See Note 2.g.C.7.
(v)	Formed in August 2007 and sold for de minimis consideration in December 2008 without having started its operations.

Proportionate consolidation

The Company exercises joint control directly or indirectly over several entities namely, Metroshop S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Rummaala S.A., CYRSA S.A. and Liveck S.A. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these Consolidated Financial Statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The Consolidated Financial Statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

d. Reclassifications

Certain reclassifications of prior years information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The management of the subsidiary Tarshop has reassessed the method for allocating its expenses between “Costs”, “Selling expenses” and “Administrative expenses”. This change was made taking into account the expansion of the company’s commercial force driven by its commercial strategy, which has led to an increase in the loan portfolio and in the number of branches. Consequently, as a result of a study mainly based on the distribution of the number of employees assigned to each task, expenses have been allocated on the basis of that structure, which according to management projections and representations will be maintained in the future. Below is a detail of the captions affected at year end:

	As of June 30, 2008		As of June 30, 2007
	As adjusted	As originally issued	As adjusted	As originally issued
Costs	(464,223)	(489,661)	(295,108)	(311,647)
Gross profit	620,019	594,581	443,648	427,109
Selling expenses	(247,297)	(163,986)	(168,848)	(113,709)
Administrative expenses	(122,121)	(179,994)	(102,827)	(141,427)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

e. Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

f. Translation of non-peso currency amounts

Assets and liabilities of non-Argentine subsidiaries and associates that have a local functional currency are translated to Argentine Pesos at year-end exchange rates. Translation adjustments are recorded in shareholders’ equity. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

g. Significant acquisitions, dispositions and development of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

A. Year ended June 30, 2009

1. Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of the Company (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. The Company’s share in the loss exceeded the net book value of the investment. Accordingly, the Company valued the investment at zero at June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by the Company to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 amounted to US$ 11.8 million disclosed under other receivables.

2. Acquisition of shares in Banco Hipotecario

During fiscal year 2009, the Company acquired additional shares in Banco Hipotecario for Ps. 107.6 million of which Ps. 78.8 million were paid in July 2009. As a result of this transaction, the Company’s equity interest in Banco Hipotecario increased to 21.34% (without considering treasury shares). The acquisition was accounted for under the purchase method of accounting (See Note 3.g.). This transaction generated a gain of Ps. 133.0 million.

3. Acquisition of companies in Uruguay

In June 2009, the Company acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimis consideration. In the same month, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$ 6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2009 (continued)

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance is payable in five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. Under the agreement, the Company granted the sellers an option to settle the outstanding balance in the form of 12% of the square meters to be built. Ritelco, a wholly-owned subsidiary of IRSA, guaranteed the 45% of outstanding balance, interest and option to the sellers through a surety bond. On June 30, 2009, the Company sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

4. Purchase of Anchorena building

On August 7, 2008, APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, APSA signed an agreement by which acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

5. Barter with CYRSA S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

6. Signing of a Letter of Intent

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meters property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure the Company´s right of first offer through November 27, 2009 when the Letter of Intent expires.

7. Sales of Buildings

During fiscal year 2009, the Company sold 20,315 square meters of office building for total consideration of Ps. 201.3 million resulting in a gain of Ps. 119.4 million.

B. Year ended June 30, 2008

1. Exercise of option

In August 2007, the Company paid US$ 0.6 million for the exercise of an option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. As of June 30, 2009, the option is recorded as other non-current investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

The purchase was subject to certain approvals which were obtained subsequent to June 30, 2009. Accordingly, on November 27, 2009, the Company acquired a 80% equity interest in Arcos del Gourmet S.A. (“Arcos”). The main asset of Arcos is a concession granted by ONABE (a Federal Department for State Property Management) to exploit a 5,813 square meter site and related parking lot space of 28,881 square meters.

The total purchase price was established as follows:

(i)	US$ 4.3 million as the base price for 40% of the shares (of which US$ 2.3 million were already paid while the balance will be payable in two annual equal installments due on the first and second anniversary of the transaction); and

(ii)	For the remaining 40% of the shares the price was determined as a fixed amount of US$ 0.8 million (of which US$ 0.3 million was already paid while the balance will be paid at the time when a shareholder meeting approving a US$ 2.7 million capital increase in Arcos is held) plus amounts equivalent to 20% of the investments necessary to develop the project up to a maximum amount of US$ 6.9 million (these amounts will be paid at the time of the future capital increases in Arcos to develop the investment and subject to regulatory approval).

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the previous agreements were terminated and the closing of this operation was carried out as follows:

On November 27, 2009 the Company has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A (herein after “Arcos”).

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which the Company has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by APSA is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by APSA at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe, then with the amounts paid by APSA.

2. Barter transaction agreement

On October 11, 2007, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. (“Condominios”) pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing of the agreement, Condominios paid APSA US$ 15 and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of which

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

APSA will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 0.8 million.

On November 27, 2008, APSA also granted Condominios an acquisition option through a barter agreement pursuant to which it bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios paid APSA US$ 34,125 and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 1.0 million.

3. Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which de minimis amount was paid in January 2008.

4. Acquisition of Beruti plot of land

On June 24, 2008, APSA purchased from Dowler Company S.A, an unrelated party a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$ 17.8 million of which, as of the date of these Consolidated Financial Statements, US$ 13.3 million was paid. The unpaid balance will be paid off in one installment of US$ 4.5 million, which will due on February 2010 and do not accrue interest. The plot of land was mortgaged in favor of Dowler Company S.A.

5. Acquisition of 50% of Bank Boston building

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, for total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the Company challenged this ruling judicially. As of the date of these Consolidated Financial Statements there was no final sentence as to this matter.

6. Acquisition and sale of plot of land

In May 2008, the Company and Birafriends S.A., an unrelated third party, signed a preliminary purchase agreement for the acquisition of a plot of land in Luján, Province of Buenos Aires, for total consideration of US$ 3.0 million. The Company paid US$ 1.2 million in cash with the remaining balance payable at the time of signing the deed of title. However, in December 2008, the Company transferred the land and related debt to its shareholder Cresud in exchange for US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

7. Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12.6 million by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon CYRSA’s election. As consideration CYRSA will pay US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If CYRSA decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations CYRSA has mortgaged the plot of land in the amount of US$ 12.6 million. This transaction generated a gross result before taxes of Ps. 29.1 million, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

8. Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) real estate for the total consideration of US$ 3.2 million. The acquisition has been accounted for as a business acquisition.

9. Acquisition of minority interest in Mendoza Plaza Shopping S.A.

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

On June 30, 2008, Falabella formally notified the put exercise previously granted by which this company sold to APSA 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting right per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (“SAPSA”).

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

As from January 1st, 2009 Mendoza Plaza Shopping merged into Shopping Alto Palermo S.A.

10. Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

11. Acquisition of Patio Olmos

In November 2006, APSA acquired from the Provincial Government of Córdoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which APSA made a down payment of Ps. 9.7 million as of that date. The property, which is

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. APSA did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

As part of the agreement, two spaces of the building aggregating 931 square meters had been reserved for public use from governmental authorities until 2032. Thus, APSA was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps. 0.5 million. APSA challenged the valuation before the corresponding authorities. As of the date of these Consolidated Financial Statements, expropriation has not taken place and final payment has not been negotiated.

12. Acquisition of Edificio República

In April 2008, the Company acquired a building known as “Edificio República” (Republic Building), a property located in Buenos Aires. The Company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. The Commission resolved unfavorably and the Company challenged this ruling judicially. As of the date of these Consolidated Financial Statements, there was no final sentence as to this matter.

13. Commercialization of Dique III

•	Plot 1c) Dique III

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. The Company signed preliminary sales agreements for certain units to be received which were valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,528; of which Ps. 5,516, Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2009, 2008 and 2007, respectively. As of the date of these Consolidated Financial Statements the units were totally sold and the property has been transferred to the buyers.

•	Plot 1e) Dique III

In June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving 31.50% of the square meters built in a building to be constructed by DYPSA. The value of the transaction amounted to of US$ 13.5 million. In November 2007, the Company and DYPSA replaced the barter agreement for US$ 18.2 million in cash, paid in full of June 30, 2008. The gain on the replacement was Ps. 14.8 million.

14. Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7,071. As a result of this transaction, as of the date of these Consolidated Financial Statements, the Company’s ownership interest in APSA is 63.34%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

15. Purchase of Manibil S.A.’s shareholding

In May 2008, the Company acquired from Land Group S.A., an unrelated third party, a 49% interest in Manibil S.A. for de minimis consideration. Manibil is a company incorporated under the laws of Argentina engaged in real estate, construction and financing activities. In June 2008, the Company contributed Ps. 23.9 million into this company.

C. Year ended June 30, 2007

1. Acquisition of plots of land in Bariloche

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

2. Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33.33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18 million. The transaction was financed US$ 9 million in cash and US$ 9 million through a note payable in three equal and consecutive installments of US$ 3.0 million the first due in October 2007, which accrued 9% annual interest payable quarterly. As of the date of issuance of these Consolidated Financial Statements the liability was fully paid.

3. Acquisition of plot of land in Vicente López and creation of CYRSA

In January 16, 2007, the Company acquired the total shares of the company named Rummaala, which main asset was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash paid; (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16.9 million. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.3 million. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., in order to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões (“CYRELA”) is incorporated with the ownership of 50% of CYRSA capital stock. In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of the plot of land to CYRSA in the amount of Ps. 21.5 million and CYRELA contributed Ps. 21.5 million (amount equivalent to the net value of the shares contributed by the Company). The Company has subscribed with CYRELA an agreement, by which through CYRSA, operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

From May 2008 the Company (through Rummaala) continued the marketing process of the building units to be constructed on the plot referred to above called “Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in Advances from customers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2007 (continued)

The sales price in the preliminary sales contracts consist of a fixed portion and a variable portion that will be determined according to future construction expenses. The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of the deeds.

•	The balance can be partially cancelled by the time of transfer and signatures of the deeds, with the remaining balance financed for 90 months, with the units mortgaged as security.

The Company has committed to transfer the functional units by February, 2011.

As of June 30, 2009 the conditions for the recognition of the transaction have not been net.

4. Panamerican Mall Project

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial development comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in Buenos Aires City. In May 2009, the “Dot Baires” shopping center and the hypermarket opened while multiplex cinema opened in early July. The office building is still under construction, is being carried out by Constructora San José Argentina S.A., a company related to CCP. The percentage of completion of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, our interest in PAMSA stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, amounted to Ps. 8.5 million. As of June 30, 2009, the occupation rate was 99.9%. Total contributions to this project made by the shareholders amounted to Ps. 0.5 million as of the date of these Consolidated Financial Statements.

5. Córdoba Shopping

On December 27, 2006, APSA acquired 100% interest in the Córdoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A.I. y G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Córdoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500 vehicle parking lot.

The interest was acquired for US$ 13.3 million. APSA paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2.0 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December, 2008, the fourth and last installment was paid and the pledge was released.

APSA’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 “Specific Considerations for the Preparation of Financial Statements”, as explained in Note 3.g.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2007 (continued)

6. Incorporation of Solares de Santa María – Sale of Santa María del Plata and sale of shares

In May 2007, the Company formed Solares de Santa María (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa María del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold a 10% interest in Solares to Unicity S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.

7. Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company´s interest in Canteras Natal Crespo is 50% as of the date of these Consolidated Financial Statements.

8. Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party an office building and the related lease contracts known as “Bouchard Building” for an aggregate purchase price of US$ 84.1 million. The transaction was fully paid in cash as of the date of these Consolidated Financial Statements. In April 2008 the notice of the operation was filed with the Argentine Antitrust Authority. As of the date of these Consolidated Financial Statements the Commission has not issued the resolution yet.

9. Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10 million an office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4.0 million. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building (including in place leases) for US$ 8.8 million (using US$ 4.0 million of the deposit guarantee plus available cash of US$ 4.8 million).

h. Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

a. Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations and consumer financing. See Note 6 for details on the Company’s business segments.

•	Development and sale of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

•	Development and sale of properties (continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction affected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total budget cost. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2009, 2008 and 2007, the majority of the tenants were charged with the Percentage Rent.

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

a. Revenue recognition (continued)

The Company also charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

In September 2000, APSA completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“Fibesa”). Fibesa acts as the leasing agent for APSA bringing together it and its potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and APSA. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 15 for details.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b. Cash and cash equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments

(i) Current

Current investments primarily include mutual funds, shares of public companies, time deposits, government bonds and mortgage bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds, shares of public companies, government bonds and mortgage bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying Consolidated Statements of Income.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 15) and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

(ii) Non-current

a) Equity investments

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

The Company has a 21.34% equity interest in Banco Hipotecario S.A. (“BHSA”) (without considering treasury shares). In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA. The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•	Metropolitan 885 Third Ave LLC

The Company holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.g.A.1. for details.

b) Retained interests in securitization programs

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables (See Note 15 for details).

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 50, Ps. 360 and Ps. 458 for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.t. for details on accounting for impairment losses.

d. Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead cost, financial cost and real estate taxes.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the projects called “Caballito (CYRSA)”, “Caballito (Koad)”, “Benavidez”, “Rosario” and “Dique III” have been valued at acquisition cost.

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

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 until 2007. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amounts to Ps. 1,029, Ps. 1,111 and Ps. 1,140 for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.t. for details on accounting for impairment losses.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net (continued)

loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 86,452, Ps. 10,545 and Ps. 7,100 for the years ended June 30, 2009, 2008 and 2007, respectively, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the year ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,891, Ps. 4,974 and Ps. 7,613 for the years ended June 30, 2009, 2008 and 2007, respectively.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	10

f. Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Pre-operating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center or the sale of the project.

•	Trademarks

Represents fees and expenses related to the registration of trademarks.

•	Above and below market leases an in-place leases

See Note 3.g. for details on accounting for these intangibles.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

g. Business combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As for as banking operations are concerned, identifiable intangible assets comprised of core deposits intangibles and customer relationship intangibles, represent the net present value of the future economic.

h. Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

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

for the years ended June 30, 2009, 2008 and 2007

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

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not to be recoverable.

As discussed in note 16 the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

o. Minimum Presumed Income Tax (MPIT)

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

o. Minimum Presumed Income Tax (MPIT) (continued)

of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying Consolidated Balance Sheet. This tax credit has been recorded at its nominal value.

p. Advances from customers

Advances from customers represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

q. Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of LLR (Notes 13 and 2.g.C.1.) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

r. Provisions for allowances and contingencies

The Company provides for losses relating to accounts and mortgage receivables. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the Consolidated Financial Statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these Consolidated Financial Statements Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these Consolidated Financial Statements.

s. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 23,531, Ps. 37,375 and Ps. 31,720 for the years ended June 30, 2009, 2008 and 2007, respectively.

t. Impairment of long lived assets

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

t. Impairment of long lived assets (continued)

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

u. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v. Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. The Company uses derivative financial instruments to manage its exposure to certain risks, including foreign exchange risks. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

The Company follows RT 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. The Company also engages in trading of certain financial instruments. For details on the Company’s derivative instruments activity, see Note 14.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value, plus or minus, as applicable, financial gain or loss.

x. Dividends

Dividend policy of the Company consist in the distribution of an amount up to the highest of a) twenty per cent (20%) of the revenues of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 6), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that the Company must at all times comply with the covenants imposed by its financial obligations.

y. Earnings per share

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

y. Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2009 and 2008 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

z. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs are included within “Financial results, net” in the Consolidated Statements of Income as a greater financing expense.

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2009		2008
Bank accounts	Ps.	61,655	Ps.	154,260
Cash on hand		3,758		5,861
Checks to be deposited		1,149		1,627

	Ps.	66,562	Ps.	161,748

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

b. Investments:

	As of June 30,
	2009		2008
Current
Mutual funds	Ps.	141,011	Ps.	150,123
Retained interests in securitized receivables (i)		136,231		57,106
Shares of public companies		21,603		—
TDFs (i)		16,490		2,243
Time deposits		15,156		138,232
Government bonds		14,143		21,429
Mortgage bonds issued by BHSA (see Note 11)		798		1,286
Allowance for impairment of CPs (i)		(10,198)		(11,423)
U.S. Treasury Bonds		—		24,448

	Ps.	335,234	Ps.	383,444

Non-Current
Equity investments:
Banco Hipotecario S.A (ii) (Note 2.g.A.2.)	Ps.	539,064	Ps.	289,298
Manibil (Note 2.g.B.15.)		25,332		23,508
Advance payments for the acquisition of shares		6,250		6,383
Banco de Crédito y Securitización S.A.		5,127		5,444
Others		95		40
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		22,899		111,675
Retained interest in mortgage receivables		—		653
Allowance for impairment of CPs (i)		(1,891)		(577)
Undeveloped parcels of land (iii):
Santa María del Plata		139,748		135,785
Puerto Retiro (Note 13)		54,380		54,498
Beruti plot of land		52,715		52,030
Caballito plot of land (iv) (Note 13)		36,741		36,696
Patio Olmos		32,949		32,944
Pereiraola		21,717		21,717
Torres Rosario		15,577		17,093
Plots of land Zetol and Vista al Muelle (Note 2.g.A.3.)		14,855		—
Air space Supermercado Coto – Agüero 616		13,188		13,143
Luján (Note 2.g.B.6.)		—		9,510
Canteras Natal Crespo		5,705		5,555
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,030
Padilla 902		—		101
Others		10,765		11,439

	Ps.	1,001,654	Ps.	833,373

(i)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 15 for details).
(ii)	As of June 30, 2009, includes Ps. 35,609 and Ps. 12,426 as goodwill and negative goodwill, respectively, and as of June 30, 2008 includes Ps. 35,699 and Ps. 3,328 as goodwill and negative goodwill, respectively. Represents 320,038,137 shares with a quoted value at closing equivalent to Ps. 0.85 per share as of June 30, 2009 and Ps. 1.13 per share as of June 30, 2008.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.t.
(iv)	This asset is restricted in relation to certain tax claims.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

c. Accounts receivable, net:

	As of June 30,
	2009		2008
Current
Consumer financing receivables	Ps.	141,570	Ps.	116,972
Leases and services receivables		79,097		59,903
Checks to be deposited		62,230		52,244
Pass-through expenses receivables (i)		37,689		14,843
Debtors under legal proceedings (ii)		35,903		29,550
Receivables from the sale of properties (iii)		13,351		1,591
Related parties (Note 11)		9,812		1,730
Hotel receivables		7,713		10,076
Receivables with collection agents		5,070		3,829
Less:
Allowance for doubtful accounts (Note 30.c.)		(128,964)		(104,721)

	Ps.	263,471	Ps.	186,017

Non-Current
Consumer financing receivables	Ps.	6,490	Ps.	9,684
Leases and services receivables		2,691		2,117
Receivables from the sale of properties (iii)		153		550
Less:
Allowance for doubtful accounts (Note 30.c.)		(2,708)		(1,956)

	Ps.	6,626	Ps.	10,395

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Comprised of Ps. 1.3 million and Ps. 1.4 million related to mortgage receivables and Ps. 34.6 million and Ps. 28.1 million related to leases receivables, as of June 30, 2009 and 2008, respectively.
(iii)	Include fixed-rate mortgage receivables from several borrowers. At June 30, 2009, the amount due from the largest individual borrower was Ps. 4,696 at a contractual interest rate of 10% (see Note 29.II.r.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2009		2008
Current
Receivables from the sale of shares (i)	Ps.	70,642	Ps.	27,527
Metropolitan, put option (Note 2.g.A.1.)		44,877		—
Prepaid expenses and services		25,413		27,076
Income tax prepayment		13,719		1,208
Related parties (Note 11)		12,526		26,582
Guarantee deposits re. securitization programs (Note 15)		6,782		6,497
Loans granted		5,424		1,515
Guarantee of defaulted credits (Note 22)		4,206		457
Gross revenue tax prepayment		2,789		840
Receivable for third party services offered in Tarshop stores		2,746		1,578
Value Added Tax (“VAT”)		1,821		1,811
Guarantee deposits (ii)		470		508
MPIT		4		7,799
Others		10,284		5,633

	Ps.	201,703	Ps.	109,031

Non-Current
VAT	Ps.	71,400	Ps.	31,064
Deferred income tax (Note 16)		71,320		70,055
MPIT		40,799		23,536
Loans granted		23,097		—
Others		6,123		3,572
Mortgage receivable (iii)		2,208		2,208
Allowance for doubtful mortgage receivable (iii)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,989		1,173
Guarantee deposits re. securitization programs (Note 15)		999		12,931
Guarantee deposits		380		392
Guarantee of defaulted credits (Note 22)		—		3,178
Less:
Present value – other receivables		(19,341)		(5,587)

	Ps.	196,766	Ps.	140,314

(i)	Represent receivables due to the sale of shares in several entities and other investments. Out of this total amount, Ps. 36,089 million was collected on July, 2009 and Ps. 34,553 million is due December 2009.
(ii)	At June 30, 2009 the balance is mainly comprised of restricted cash of Ps. 0.4 million related to deposits required as collateral for certain labor lawsuits/claims of the Company.
(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories:

	As of June 30,
	2009		2008
Current
Credit from barter transaction of Caballito (Koad) (i)	Ps.	15,828	Ps.	—
Abril / Baldovinos		2,932		4,377
Credit from barter transaction of Benavidez (ii)		1,802		—
San Martín de Tours		293		1,158
Plot 1 c) Dique III		54		42,485
Dock 13 Puerto Madero		—		1,250
Other inventories		3,990		4,332

	Ps.	24,899	Ps.	53,602

Non-Current
Horizons (Note 2.g.C.3.)	Ps.	106,391	Ps.	64,300
Credit from barter transaction of Caballito (CYRSA) (Note 2.g.B.7.)		21,194		19,742
Credit from barter transaction of Caballito (Koad) (i)		11,795		22,663
Credit from barter transaction of Rosario		11,023		3,379
Credit from barter transaction of Benavidez (i)		8,193		9,995
Caballito plot of land		4,429		4,429
Abril / Baldovinos		742		3,352
San Martin de Tours		—		728
Dock 13 Puerto Madero		—		317
Other inventories		1,166		273

	Ps.	164,933	Ps.	129,178

(i)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7.5 million. As consideration for the transaction, Koad made a down payment of US$ 0.05 million and will settle the remaining balance through the delivery of 118 apartments and 55 parking units. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 1 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred. As of June 30, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 41 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 4,960 from this transaction.
(ii)	In March 2004, the Company sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$ 3 million. On December 22, 2009, DEESA delivered the plots and the mortgage was lift.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

f. Negative goodwill, net:

	As of June 30,
	2009		2008
Goodwill:
Alto Palermo S.A.	Ps.	20,670	Ps.	22,095
Tarshop S.A.		6,897		—
Torre BankBoston		5,899		6,295
Museo Renault		3,276		3,438
Fibesa S.A.		2,395		4,449

Subtotal goodwill	Ps.	39,137	Ps.	36,277

Negative goodwill:
Alto Palermo S.A.	Ps.	(46,319)	Ps.	(49,312)
Palermo Invest S.A.		(42,336)		(44,404)
Empalme S.A.I.C.F.A. y G		(9,085)		(9,719)
Mendoza Plaza Shopping S.A.		(5,987)		(6,314)
Emprendimiento Recoleta S.A.		(336)		(411)

Subtotal negative goodwill	Ps.	(104,063)	Ps.	(110,160)

Total negative goodwill, net		(64,926)		(73,883)

g. Trade accounts payable:

	As of June 30,
	2009		2008
Current
Suppliers (i)	Ps.	134,178	Ps.	197,150
Accruals		87,237		38,645
Related parties (Note 11)		7,088		1,099
Other		1,039		5,169

	Ps.	229,542	Ps.	242,063

Non-Current
Suppliers (ii)	Ps.	58,862	Ps.	55,140
Related parties (Note 11)		8,438		—

	Ps.	67,300	Ps.	55,140

(i)	As of June 30, 2009 and 2008, includes accounts payable to merchants for credit card operations of Ps. 88.8 million and Ps. 166.9 million, respectively.
(ii)	As of June 30, 2009 and 2008, this includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 2.g.C.3.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

h. Advances from customers:

	As of June 30,
	2009		2008
Current
Admission rights	Ps.	45,392	Ps.	34,906
Sale advances		28,716		48,243
Lease advances (i)		20,850		21,206
Related parties (Note 11)		1,885		229

	Ps.	96,843	Ps.	104,584

Non-Current
Admission rights	Ps.	60,626	Ps.	48,613
Sale advances		56,822		13,727
Lease advances (i)		32,909		36,457

	Ps.	150,357	Ps.	98,797

(i)	Lease advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.1 million as of June 30, 2009, respectively, and Ps. 0.3 million and Ps. 3.4 million as of June 30, 2008, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2009 the six-month LIBOR was 1.742%. Lease advances are settled overtime against lease expense owed by the lessees; (b) Ps. 18.2 million and Ps. 17.8 million, as of June 30, 2009 and 2008, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (c) Ps. 8.1 million and Ps. 3.7 million, as of June 30, 2009 and 2008, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in the Panamerican Mall project which is currently under construction.

i. Salaries and social security payable:

	As of June 30,
	2009		2008
Provision for vacation and bonuses	Ps.	25,986	Ps.	24,754
Salaries and social security payable		9,289		8,575
Other		588		626

	Ps.	35,863	Ps.	33,955

j. Short-term and long-term debt:

	As of June 30,
	2009		2008
Short-term debt
Bank loans (i)	Ps.	178,654	Ps.	85,853
Bank overdrafts including accrued interests		90,539		45,030
Seller financings (ii)		28,895		35,484
APSA Non-Convertible Notes 2012 US$154M (iii)		26,569		173
IRSA Non-Convertible Notes (Note 10)		19,297		15,088
APSA Non-Convertible Notes 2017 US$120M (iii)		2,679		3,462
APSA Convertible Notes (iv) (Note 11)		2,610		2,144

	Ps.	349,243	Ps.	187,234

Long-term debt
IRSA Non-Convertible Notes (Note 10)	Ps.	563,719	Ps.	447,045
APSA Non-Convertible Notes 2017 US$120M (iii)		284,171		358,935
Bank loans (i)		76,611		97,504
APSA Convertible Notes (iv) (Note 11)		58,814		46,856
APSA Non-Convertible Notes 2012 US$154M (iii)		52,801		147,880
Seller financing (ii)		8,609		21,506

	Ps.	1,044,725	Ps.	1,119,726

(i)	The outstanding balance at June 30, 2009 includes the following loans:

(a) Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to debt for purchase of “Edificio República” (See notes 2.g.B.12. and 13),

(b) Ps. 20,736 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See notes 22 and 13),

(c) Ps. 130,322 as a current balance and Ps. 158 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,596 granted by Banco Nación and Ps. 30,130 granted by Banco Ciudad).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

(ii)	As of June 30, 2009 the balance mainly includes: (a) Ps. 15,626 as a current balance related to the debt for purchase Beruti plot of land which is guaranteed by a mortgage over the plot of land; (b) Ps. 11,633 as a current balance related to the debt for purchase 33.33% ownership interest in Palermo Invest S.A. (See note 2.g.C.2) and (c) Ps. 8,609 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See note 2.g.A.3.).
(iii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (the APSA Non- Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year beginning on November 11, 2007. On May 11, 2009 the fourth interest installment was paid for US$ 4.7 million. Subsequent to year end, on November 11, 2009 the fifth interest installment was paid by an amount of US$4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year beginning on December 11, 2007. On June 11, 2009 the fourth interest installment was paid by an amount for a total of Ps. 8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. On June 11, 2009 the first principal installment of Series II was settled for a total of Ps. 22.0 million. Subsequent to year end, on December 11, 2009 the fifth interest installment and the second principal installment were paid by an amount of Ps. 7.3 million and Ps. 22.0 million, respectively. Since a portion of the Notes have been repurchased by the Company, cash disbursements for principal amortization and interest payment were lower.

During this fiscal year, the Company bought US$ 39.6 million of APSA Series I Notes and Ps. 46.5 million of APSA Series II Notes. The amount paid was US$ 19.3 million and US$ 8.2 million, respectively. Likewise, APSA re-purchased US$ 3 million of Series II Notes and US$ 5 million of Series I Notes. These transactions generated a gain of Ps. 105.9 million recognized as Gain on repurchase of debt in Financial results, Generated by liabilities, in the Consolidated Statement of Income.

(iv)	On July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities.

The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. . As of June 30, 2009 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2009 amounts to US$ 47.2 million, of which US$ 31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations. Subsequent to year end, on July 20, 2009 the fourteenth interest installment was cancelled by an amount of US$ 2.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Taxes payable:

	As of June 30,
	2009		2008
Current
VAT payable	Ps.	44,139	Ps.	17,578
Facilities plan for VAT		31,437		—
Facilities and tax amnesty plans for Income Tax and MPIT		24,330		—
MPIT, net		17,081		3,558
Income tax provision, net		14,042		39,638
Gross revenue tax		4,754		3,231
Tax withholdings		3,385		7,856
Provision for tax on shareholders’ personal assets		2,158		3,109
Other		6,557		1,738

	Ps.	147,883	Ps.	76,708

Non-Current
Deferred income tax (Note 16)	Ps.	36,971	Ps.	31,065
Facilities plan and tax amnesty plans for Income Tax		20,704		—
Gross revenue tax		3,571		4,262
MPIT, net		8		—

	Ps.	61,254	Ps.	35,327

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

l. Other liabilities:

	As of June 30,
	2009		2008
Current
Liabilities from purchase of shares (Notes 2.g.A.2. and 11)	Ps.	78,788	Ps.	—
Payables to Nationals Parks Administration (Note 20)		10,223		10,189
Guarantee deposits		5,228		3,666
Below market leases		3,722		3,811
Commitment to provide (Note 2.g.A.1.)		2,270		—
Accrual for directors fees (i) (Note 11)		2,068		13,821
Loans with shareholders of related parties		837		39,166
Contributed leasehold improvements (ii)		470		1,015
Derivative financial instruments (Note 14)		243		4,600
Related parties (Note 11)		138		6,036
Provision for donations committed (Note 11)		—		4,656
Others		7,005		6,057

	Ps.	110,992	Ps.	93,017

Non-Current
Loans with shareholders of related parties	Ps.	47,388	Ps.	10,588
Contributed leasehold improvements (ii)		9,964		10,055
Guarantee deposits		4,795		4,049
Commitment to provide (Note 2.g.A.1.)		3,425		—
Below market leases		1,308		5,390
Related parties (Note 11)		20		20
Others		5,145		568
Less:
Present value – other liabilities		(164)		(285)

	Ps.	71,881	Ps.	30,385

(i)	Disclosed net of advances to directors fees for Ps. 14,521 and Ps. 1,837 as of June 30, 2009 and 2008, respectively.
(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2009 and 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

m. Mortgage payables

	As of June 30,
	2009		2008
Current
Mortgage payable Llao Llao (Note 2.g.C.1. and 13)	Ps.	1,930	Ps.	2,919

	Ps.	1,930	Ps.	2,919

Non-Current
Mortgage payable Llao Llao (Note 2.g.C.1.)	Ps.	—	Ps.	1,538

	Ps.	—	Ps.	1,538

5. Shareholders’ equity

a. Common stock

As of June 30, 2009, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2007, 2008 and 2009:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2006	Ps.	435,448,510	Ps.	435,448	Ps.	659,911

Conversion of debt into common shares		16,640,658		16,641		11,252	Board of Directors Meeting	September, 29, 2006, January 11, April 11, June 29, 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration
Exercise of warrants		12,879,988		12,880		13,078

Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

Conversion of debt into common shares		34,582,162		34,582		24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants		79,125,142		79,125		84,291

Balances as of June 30, 2008	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2009	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity (continued)

b. Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical Consolidated Financial Statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity.

c. Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital (including inflation adjustment). This legal reserve may be used only to absorb losses.

d. Reserve for new developments and voluntary reserve for general purposes

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the year. Accordingly, special reserves labeled as “Reserve for new developments” and “Voluntary reserve for general purposes” were created. The accumulated retained earnings balance is transferred to these equity accounts. These reclassifications have no impact on the total shareholders’ equity of the Company.

6. Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual Financial Statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotel Operations and Financial Operations and Others.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

•	Consumer Financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop.

•	Hotel Operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on the equity investees of the Company.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2009

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	280,362	Ps.	147,749	Ps.	396,733	Ps.	158,913	Ps.	236,827	Ps.	—	Ps.	1,220,584
Costs		(148,318)		(29,330)		(109,275)		(98,889)		(122,694)		—		(508,506)

Gross profit		132,044		118,419		287,458		60,024		114,133		—		712,078
Gain from valuation of Inventories at net realizable Value		12,056		—		—		—		—		—		12,056
Selling expenses		(2,115)		(11,460)		(29,308)		(16,546)		(176,772)		—		(236,201)
Administrative expenses		(20,867)		(31,547)		(43,247)		(34,888)		(16,780)		—		(147,329)
Net loss from retained interest in securitized receivables		—		—		—		—		(46,012)		—		(46,012)
Gain from operations and holdings of real estate assets net		51		1,073		—		—		—		—		1,124

Operating income (loss)		121,169		76,485		214,903		8,590		(125,431)		—		295,716
Amortization of goodwill		455		1,100		47		—		—		—		1,602
Gain on equity investees		1,974		—		40		—		— (1)		59,528		61,542
Financial results, net		(6,222)		(14,202)		(92,602)		(16,083)		(1,827)		(5,445)		(136,381)
Other income (expenses), net		—		—		3,882		127		(606)		(12,258)		(8,855)

Income (loss) before taxes and minority interest		117,376		63,383		126,270		(7,366)		(127,864)		41,825		213,624
Income tax and MPIT		(41,149)		(16,542)		(53,258)		3,233		37,484		(10,102)		(80,334)
Minority interest		61		—		(22,104)		5,565		41,823		—		25,345

Net (loss) income		76,288		46,841		50,908		1,432		(48,557)		31,723		158,635

Acquisition of fixed assets and intangible assets		10,060		15,947		252,646		2,204		3,439		—		284,296
Depreciation and amortization (b)		782		23,962		86,643		18,001		5,584		—		134,972
Non-current investments in affiliated companies		25,332		—		—		—		—		544,191		569,523
Operating assets		467,808		940,280		1,831,428		219,158		153,892		—		3,612,566
Non-operating assets		40,020		74,633		189,244		27,231		20,973		971,320		1,323,421

Total assets	Ps.	507,828	Ps.	1,014,913	Ps.	2,020,672	Ps.	246,389	Ps.	174,865	Ps.	971,320	Ps.	4,935,987

Operating liabilities		25,379		122,869		413,381		31,236		136,853		—		729,718
Non-operating liabilities		303,808		304,426		672,794		174,765		106,761		83,672		1,646,226

Total liabilities	Ps.	329,187	Ps.	427,295	Ps.	1,086,175	Ps.	206,001	Ps.	243,614	Ps.	83,672	Ps.	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	Includes Ps. 142.1 million gain generated by BHSA and Ps. 82.3 million loss generated by Metropolitan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	102,159	Ps.	345,395	Ps.	148,847	Ps.	291,030	Ps.	—	Ps.	1,084,242
Costs		(150,894)		(26,347)		(99,175)		(84,220)		(103,587)		—		(464,223)

Gross profit		45,917		75,812		246,220		64,627		187,443		—		620,019
Gain from valuation of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(16,608)		(194,726)		—		(247,297)
Administrative expenses		(21,849)		(22,028)		(39,150)		(29,979)		(9,115)		—		(122,121)
Net loss from retained interest in securitized receivables		—		—		—		—		(1,261)		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income		19,270		52,930		182,261		18,040		(17,659)		—		254,842
Amortization of goodwill		488		1,782		(390)		—		(242)		—		1,638
Loss on equity investees		(1,065)		—		(33)		(23)		—		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(5,884)		(375)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		(5,713)		3,800		(8,704)		(5,642)

Income (loss) before taxes and minority interest		10,191		44,643		163,228		6,420		(14,476)		(49,119)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(4,010)		(1,522)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		863		7,458		125		(27,900)

Net income (loss)		12,012		46,322		51,889		3,273		(8,540)		(50,081)		54,875
Acquisitions of fixed assets net and intangible assets		3,118		442,585		250,887		40,077		6,822		—		743,489
Depreciation and amortization (b)		577		26,274		73,185		13,283		1,888		—		115,207
Non-current investments in affiliated companies		—		—		—		—		—		318,250		318,250
Operating assets		436,392		999,060		1,642,341		233,613		113,052		—		3,424,458
Non-operating assets		26,519		57,433		62,649		18,426		21,068		861,419		1,047,514

Total assets	Ps	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	252,039	Ps.	134,120	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		33,115		205,671		—		615,703
Non-operating liabilities		247,320		209,399		662,174		199,813		75,714		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	232,928	Ps.	281,385	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2007:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	75,751	Ps.	57,093	Ps.	270,266	Ps.	122,681	Ps.	212,965	Ps.	—	Ps.	738,756
Costs		(57,823)		(17,501)		(91,112)		(68,960)		(59,712)		—		(295,108)

Gross profit		17,928		39,592		179,154		53,721		153,253		—		443,648
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(12,175)		(117,105)		—		(168,848)
Administrative expenses		(19,624)		(16,827)		(32,717)		(26,893)		(6,766)		—		(102,827)
Net income from retained interest in securitized receivables		—		—		—		—		3,254		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		20,234		124,832		14,653		32,636		—		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		(412)		—		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		(5,268)		825		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		160		3,034		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		15,022		86,640		9,133		36,495		80,911		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(3,102)		(15,455)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(1,400)		(8,719)		—		(32,449)

Net (loss) income		(12,906)		12,709		23,842		4,631		12,321		66,500		107,097
Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		57,115		—		—		480,971
Depreciation and amortization (b)		39		17,309		67,046		12,358		1,297		—		98,049
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853
Operating assets		508,742		675,321		1,336,166		202,113		139,657		—		2,861,999
Non-operating assets		30,516		24,662		39,073		6,318		18,771		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	208,431	Ps.	158,428	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		23,304		165,713		—		503,178
Non-operating liabilities		278,615		247,763		734,370		153,117		44,722		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	176,421	Ps.	210,435	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2009		2008		2007
Gain from operations and holdings of real estate assets, net	Ps.	1,124	Ps.	2,670	Ps.	2,568

	Ps.	1,124	Ps.	2,670	Ps.	2,568

8. Financial results, net:

	Year ended June 30,
	2009		2008		2007
Generated by assets:
Foreign exchange gain (loss)	Ps.	50,623	Ps.	1,386	Ps.	(4,893)
Net unrealized gain (loss) on investments and others		31,054		(3,021)		62,317
Interest income		11,813		13,860		13,321
(Loss) gain on derivative instruments (Note 14)		—		(2,689)		665
Interest on discounting assets		(13,780)		(4,807)		(31)

	Ps.	79,710	Ps.	4,729	Ps.	71,379

Generated by liabilities:
Gain on repurchase of debt (Note 4.j.(iii))	Ps.	105,850	Ps.	—	Ps.	—
Gain (loss) on hedge operations (Note 14)		9,436		(4,100)		—
Interest on discounting liabilities		141		(613)		111
Interest expense and others (Note 30.f.)		(135,196)		(96,004)		(66,642)
Foreign exchange (loss) gain		(196,322)		19,246		(749)

		(216,091)		(81,471)		(67,280)

Financial results, net	Ps.	(136,381)	Ps.	(76,742)	Ps.	4,099

9. Other expenses, net:

	Year ended June 30,
	2009		2008		2007
Other income:
Recovery of allowance for doubtful accounts and lawsuit, net	Ps.	7,829	Ps.	6,215	Ps.	—
Gain on cancellation of liabilities		—		3,015		3,127
Other		333		1,172		1,892

	Ps.	8,162	Ps.	10,402	Ps.	5,019

Other expenses:
Provision for contingencies	Ps.	(6,522)	Ps.	(6,684)	Ps.	(3,031)
Recovery (loss) on fire damages (net of insurance recoveries)		—		2,646		1,773
Unreimbursed expenses		—		2,002		(298)
Donations		(1,854)		(6,850)		(7,390)
Tax on shareholders’ personal assets		(3,706)		(5,885)		(7,110)
Unrecoverable VAT		(4,267)		(1,098)		(2,252)
Other		(668)		(175)		(811)

		(17,017)		(16,044)		(19,119)

Other expenses, net	Ps.	(8,855)	Ps.	(5,642)	Ps.	(14,100)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Notes

IRSA Non-Convertible Notes

In February 2007, the Company issued US$150 million of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$ 200 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August, 2007. The principal will be fully paid on maturity. As of June 30, 2009, the current and non-current portion of IRSA Non-Convertible Notes are shown net of unamortized issuance costs of Ps. 874 and Ps. 5,831, respectively.

The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
BHSA	Equity investee of the Company (iii)	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	7
		Investments (current)		—		—		—		798		1,286
		Results from holding and operations		—		—		12		—		—
		Interests and exchange differences		(8)		(2)		—		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		—		(1)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		—		(22)
		Other liabilities (current)		—		—		—		—		(29)
		Accounts receivables, net current		—		—		—		5		—

BACSA	Equity investee of the Company and subsidiary of BHSA	Accounts receivable, net (current)		—		—		—		—		18

Cresud	Shareholder of the Company	Accounts receivable, net (current)		—		—		—		5,777		765
		Other receivables and prepaid expenses (current)		—		—		—		7,594		4,335
		Trade accounts payable (current)		—		—		—		(5,565)		(621)
		Other liabilities (current)		—		—		—		(135)		(830)
		Leases		429		—		—		—		—
		Sales and developments		896		1,198		2,146		—		—
		Interests and exchange differences		(9,279)		1		(2,960)		—		—
		Cost of services		—		—		(390)		—		—

Dolphin Fund PLC	An open-ended investment fund which is related to our chairman Eduardo Elsztain	Accrued interest		—		—		1,400		—		—
		Investments (current)		—		—		—		30,217		58,072
		Results from holding and operations		(12,137)		(37,800)		46,817		—		—
		Other receivables and prepaid expenses (current) (Note 4.d.i)		—		—		—		36,089		—
		Other liabilities (current) (Note 2.g.A.2.)		—		—		—		(53,288)		—

Estudio Zang (legal advisory)	Shareholders of law firm are directors of the Company	Cost of legal services		(4,117)		(3,820)		(3,286)		—		—
		Other receivables and prepaid expenses (current)		—		—		—		20		14
		Other liabilities (current)		—		—		—		(3)		(278)
		Trade accounts payable (current)		—		—		—		(431)		(264)

Fundación IRSA	A not-for-profit organization whose chairman is Eduardo Elsztain	Other expenses-donations		(575)		(4,805)		(2,543)		—		—
		Other liabilities (current) - Provision for donations committed		—		—		—		—		(4,656)
		Accounts receivable, net (current)		—		—		—		22		14
		Other receivables and prepaid expenses (current)		—		—		—		3		5
		Trade accounts payable (current)		—		—		—		(259)		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
Puerto Retiro	Equity investee of the Company	Accounts receivable, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	39	Ps.	47
		Other receivables and prepaid expenses (current)		—		—		—		13		26

Cactus	Subsidiary of Cresud	Other receivables and prepaid expenses (current)		—		—		—		—		10
		Trade accounts payable (current)		—		—		—		(3)		—
		Accounts receivable, net (current)		—		—		—		13		—

Futuros y Opciones.com	Subsidiary of Cresud	Other receivables and prepaid expenses (current)		—		—		—		—		4
		Accounts receivables, net current		—		—		—		5		—
		Trade account payable-current		—		—		—		(6)		—

IFISA	Shareholder of Cresud	Other liabilities (current) (Note 2.g.A.2.)		—		—		—		(25,500)		—

Inversiones Ganaderas S.A.	Subsidiary of Cresud	Trade accounts payable (current)		—		—		—		(1)		—

Managers, Directors and other staff of the Company	(i)	Accounts receivable, net (current)		—		—		—		6		1
		Other receivables and prepaid expenses (current) (Personnel loans)		—		—		—		1,712		1,705
		Administrative expenses		(22,434)		(16,337)		(14,727)		—		—
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		—		(30)
		Advances payments from customers (current)		—		—		—		—		(229)
		Other liabilities (non-current)		—		—		—		(20)		(20)
		Other liabilities (current) – Accrual for directors fees		—		—		—		(2,068)		(13,821)
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		—		(1)
		Trade accounts payable (current)		—		—		—		(81)		(31)
		Expenses to be recovered		—		(422)		(520)		—		—
		Interest and exchange differences		627		13		(5)		—		—

Consultores Assets Management	(ii)	Accounts receivable, net (current)		—		—		—		539		262
		Other receivables and prepaid expenses (current)		—		—		—		5		16
		Trade account payable (current)		—		—		—		(7)		—

Museo de los Niños	A not-for-profit organization whose chairman is Eduardo Elsztain	Other receivables and prepaid expenses (current)		—		—		—		—		143
		Accounts receivable, net (current)		—		—		—		811		21
		Trade account payable (current)		—		—		—		(5)		—

Parque Arauco	Shareholder of APSA	Accrued interest		(17,473)		(3,720)		(4,887)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(2,609)		(2,142)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(58,749)		(46,804)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
Canteras Natal Crespo	Equity investee of the Company	Accounts receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	193	Ps.	57
		Other receivables and prepaid expenses (current)		—		—		—		864		577
		Sale and fees for services		48		—		—		—		—
		Interest and exchange differences		83		45		—		—		—

Consorcio Libertador	Property manager	Accounts receivables, net (current)		—		—		—		528		—
		Trade account payable (current)		—		—		—		(122)		—
		Other receivable and prepaid expenses-current		—		—		—		4		—
		Sales and developments		133		—		—		—		—

Consorcio Dock del Plata	Property manager	Accounts receivables, net (current)		—		—		—		344		—
		Other receivable and prepaid expenses-current		—		—		—		26		—
		Trade account payable (current)		—		—		—		(46)		—

CYRSA	Equity investee of the Company	Accounts receivable, net (current)		—		—		—		1,530		545
		Other receivables and prepaid expenses (current)		—		—		—		20		712
		Trade accounts payable (current)		—		—		—		(562)		(183)
		Other liabilities (current)		—		—		—		—		(88)
		Sales and developments		225		—		—		—		—
		Interest and exchange differences		—		43		—		—		—

Metroshop	Equity investee of APSA	Other receivable and prepaid expenses (current)		—		—		—		2,265		19,028
		Other liabilities (current)		—		—		—		—		(4,811)
		Trade accounts payable (non-current)		—		—		—		(8,438)		—

(i)	The Company provided loans and advances to employees, the balances of which amounted to Ps.1,602 and Ps.1,350 as of June 30, 2008 and 2007, respectively. Such balances are to be repaid via scheduled payroll deductions.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of the Board.
(iii)	Includes BHSA Directors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2009	2008	2007	2009	2008	2007
BACSA	Equity investee	Expenses recovery	—	48	48	—	—	—

Cresud	Shareholder of the Company	Shared services	323	526	734	323	783	173

Cresud	Shareholder of the Company	Expenses recovery	2,577	331	130	786	164	145

Fundación IRSA	A not-for-profit organization whose chairman is Eduardo Elsztain	Director’s fees	—	—	14	—	—	—

Consultores Assets Management	(i)	Expenses recovery	218	49	50	—	—	—

Personnel	Employees	Interests	(130)	—	9	—	—	—

(i)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of the Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2009 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments (1)	Ps.	95,037	Ps.	63,126	Ps.	6,458	Ps.	47,814	Ps.	21,008	Ps.	9,775	Ps.	113,024	Ps.	—	Ps.	356,242
Accounts receivable, net		128,969		34,250		13,851		8,155		6,626		78,147		99		—		270,097
Other receivables and prepaid expenses		83,131		46,705		9,559		12,467		57,108		2,440		47,401		139,658		398,469

	Ps.	307,137	Ps.	144,081	Ps.	29,868	Ps.	68,436	Ps.	84,742	Ps.	90,362	Ps.	160,524	Ps.	139,658	Ps.	1,024,808

Liabilities
Trade accounts payable	Ps.	172,906	Ps.	22,968	Ps.	310	Ps.	272	Ps.	67,300	Ps.	32,047	Ps.	1,039	Ps.	—	Ps.	296,842
Advances from customers		28,923		28,333		16,760		18,461		150,357		3,317		1,049		—		247,200
Salaries and social security payable		33,318		576		1,969		—		—		—		—		—		35,863
Mortgage payables		957		973		—		—		—		—		—		—		1,930
Short and long term debt		225,594		41,573		56,314		25,671		1,044,725		—		91		—		1,393,968
Taxes payable		59,699		54,467		19,156		14,561		60,218		—		—		1,036		209,137
Other liabilities		56,002		1,976		1,187		36,641		71,881		494		14,692		—		182,873

	Ps.	577,399	Ps.	150,866	Ps.	95,696	Ps.	95,606	Ps.	1,394,481	Ps.	35,858	Ps.	16,871	Ps.	1,036	Ps.	2,367,813

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	14,954	Ps.	—	Ps.	167,987	Ps.	—	Ps.	152,293	Ps.	21,008	Ps.	356,242
Accounts receivable, net		65,558		4,028		712		—		197,201		2,598		270,097
Other receivables and prepaid expenses		80,559		79,878		12,961		28,621		108,183		88,267		398,469

	Ps.	161,071	Ps.	83,906	Ps.	181,660	Ps.	28,621	Ps.	457,677	Ps.	111,873	Ps.	1,024,808

Liabilities
Trade accounts payable	Ps.	80,018	Ps.	—	Ps.	—	Ps.	—	Ps.	149,524	Ps.	67,300	Ps.	296,842
Advances from customers		—		—		300		3,127		96,543		147,230		247,200
Salaries and social security payable		1,416		—		—		—		34,447		—		35,863
Mortgage payables		1,930		—		—		—		—		—		1,930
Short and long term debt		89,377		1,045,329		212,399		158		47,467		(762)		1,393,968
Taxes payable		61,770		22,423		25,821		—		60,292		38,831		209,137
Other liabilities		6,079		22,274		34,173		16,753		70,740		32,854		182,873

	Ps.	240,590	Ps.	1,090,026	Ps.	272,693	Ps.	20,038	Ps.	459,013	Ps.	285,453	Ps.	2,367,813

(1)	Does not include equity investments nor undeveloped parcels of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2009, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had the acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.4 million as of June 30, 2009.

(ii)	The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2009
Edificio República	224,478
Plot of land Beruti	58,715
Hotel Libertador	43,069
Caballito	36,741
Plots of land Bariloche	21,900
Suipacha 652	11,388
Caballito plot of land	4,429

(iii)	The Company has pledged shares of Rummaala under certain obligations. The Company has agree not to transfer its shares of Manibil or any related right until May, 2011.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 2.0 million in total.

(v)	Certificates of Participation (retained interest in securitization programs) aggregating Ps. 68.8 million were pledged under certain obligations.

(vi)	As part of the securitization program a portion of the proceeds amounting to Ps. 16.9 million was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

(vii)	On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

(viii)	As regards the barter commitment described in Note 2.g.A.5, the delivery and title deed of Air Space Coto is committed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forward contracts	Amount	Maturity	Accumulated Gain (Loss)
Open transactions
Purchase of US$	(*)4,500	12/31/2009	(153)
Purchase of US$	(*)4,500	12/31/2009	(90)

Subtotal open operations			(243)

Closed transactions			9,679

Gain on hedge operations			9,436

(*)	Subscribed with Cresud S.A.I.C.F. y A.

The result generated by hedging operations in the fiscal year ended June 30, 2008 included a gain of Ps. 500 related to cancelled operations and a loss of Ps. 4,600 related to open operations.

During the fiscal years ended June 30, 2008 and 2007 the Company also entered into derivative financial instruments for trading purposes. The Company subscribed future purchase of gold contracts and recognized a Ps. 2,689 loss and a Ps. 665 gain related to these contracts for the years ended June 30, 2008 and 2007, respectively. During the fiscal year ended June 30, 2009, the Company did not enter into any derivative financial instruments agreement for trading purposes.

15. Tarshop credit card receivables securitization

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

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “Guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts less allowances for impairment if the carrying amount exceeds their estimated recoverable value, and classified as “Investments” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

15. Tarshop credit card receivables securitization (continued)

Expenses related to the securitization of receivables are expensed as incurred.

For the years ended June 30, 2009 and 2008, Tarshop has recorded a loss of Ps. 46.0 million and Ps. 1.3 million in retained interest in securitizations. The loss for fiscal year 2009 was generated by an increase in uncollectibility in securitized accounts receivables and an increase in variable interest rate on TDFs paid by the trusts as a consequence of local financial context conditions described in Note 17.

As of June 30, 2009 the Company has twenty seven securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,491.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 1,251.8 million in cash proceeds, Ps. 70.4 million variable rate interest TDFs, and Ps. 169.0 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 55.0 million TDFs which pay a variable interest rate with a floor of 11.5%, Ps. 247.5 million TDFs which pay variable interest rate with a floor of 12.5%, Ps. 107.6 million TDFs which pay a variable interest rate with a floor of 13%, Ps. 109.7 million TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 72.5 million TDFs which pay a variable interest rate with a floor of 15%, Ps. 213.9 million TDFs which pay a variable interest rate with a floor of 16%, Ps. 207.6 million TDFs which pay a variable interest rate with a floor of 17%, Ps. 73.1 million TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 11.0 million TDFs which pay a variable interest rate with a floor of 18% and Ps. 135.9 million TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 7.8 million.

16. Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consists of the following:

	2009		2008		2007
Current income and MPIT expense	Ps.	(75,693)	Ps.	114,480	Ps.	49,751
Deferred income tax expense		(4,641)		(36,368)		37,788

(Loss) income and MPIT expense	Ps.	(80,334)	Ps.	78,112	Ps.	87,539

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

16. Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2009 and 2008 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	294	Ps.	(510)	Ps.	(216)
Investments		53,567		(17,909)		35,658
Accounts receivable		9,180		5,663		14,843
Other receivables and prepaid expenses		760		3,062		3,822
Inventory		(7,631)		66		(7,565)
Fixed assets		(42,804)		(55,852)		(98,656)
Intangible assets		(154)		(5,005)		(5,159)
Trade accounts payable		—		(92)		(92)
Advances from customers		—		32,695		32,695
Short-term and long-term debt		(1,684)		(1,178)		(2,862)
Salaries and social security		996		1,013		2,009
Other liabilities		9,786		(2,020)		7,766
Provisions		3,648		(953)		2,695
Tax loss carryforwards (i)		22,695		44,410		67,105
Valuation allowance		(9,663)		(8,031)		(17,694)

Net deferred income tax (liability) asset	Ps.	38,990	Ps.	(4,641)	Ps.	34,349

(i)	As of June 30, 2009, the Company and its subsidiaries had accumulated tax loss carryforwards of Ps. 160,189, which expire at various dates through 2013.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2009		2008		2007
Pretax income	Ps.	213,624	Ps.	160,887	Ps.	227,085
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		74,768		56,310		79,480
Non-deductible expenses		3,271		22,816		5,888
Gain on equity investees		(21,540)		4,623		(14,009)
Change in valuation allowance		8,031		(9,645)		(32,019)
Inflation adjustment		25,774		6,352		35,449
Others, net		(9,970)		(2,344)		12,750

Income and MPIT expense	Ps.	80,334	Ps.	78,112	Ps.	87,539

Resolution CD 93/2005, issued by the CPCECABA, provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders’ equity as of June 30, 2009 would have decreased approximately Ps. 136.2 million with a corresponding effect of Ps. 19.2 million and Ps. 155.4 million in the Consolidated Statement of Income of the year ended June 30, 2009 and retained earnings, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

17. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	158,635	Ps.	54,875	Ps.	107,097
Plus: income impact of assumed conversions:
Interest expense on convertible debt		—		—		6,174
Foreign currency exchange loss on convertible debt		—		—		38

Net income available to common shareholders plus assumed conversions	Ps.	158,635	Ps.	54,875	Ps.	113,309

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	549,277	Ps.	444,904
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		—		—		113,690

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	549,277	Ps.	558,594

Basic and diluted EPS:
Basic EPS	Ps.	0.27	Ps.	0.10	Ps.	0.24
Diluted EPS	Ps.	0.27	Ps.	0.10	Ps.	0.20

18. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2009	2008	2007
Cash and banks	66,562	161,748	218,356
Current investments	335,234	383,444	638,351

Total cash and banks and current investments as per balance sheet	401,796	545,192	856,707
Less: Items not considered cash and cash equivalents
- Retained interests in securitized receivables	126,033	45,683	22,104
- Mutual funds	36,787	61,099	115,776
- Shares of public companies	21,603	—	—
- TDFs	16,490	2,243	—
- Government bonds	14,143	21,429	6,620
- Mortgage bonds issued by BHSA.	798	1,286	2,073
- Retained interest in securitized mortgage receivables	—	—	106
- U. S. Treasury Bonds	—	24,448	—
- Other investments	—	—	1,505

Cash and cash equivalents as shown in the consolidated statement of cash flows	185,942	389,004	708,523

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

19. Shopping Neuquén S.A.

APSA’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (“Municipality”) and with the Province of Neuquén (“Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of Neuquén of the new project and extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén S.A. by the Municipality. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén S.A. These fees were provided for and included under provisions (see Note 4.o.).

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality agreed on a revised project to consider certain road access plans and to modify general terms as necessary (“the New Agreement”). The revised plan is to be submitted within 90 days from the signing date of the New Agreement. As a subsequent event, on October 19,2009, such presentation was completed. Upon submission, the Municipality will have 30 days for comment. Works will have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén S.A.

On June 18, 2009, Shopping Neuquén S.A. sold to an unrelated third party a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The sale price amounted to US$ 0.1 million.

20. Llao Llao Resorts S.A.

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2.9 million in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3.8 million including interest, penalties and attorney’s fees. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

20. Llao Llao Resorts S.A. (continued)

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,223 as of June 30, 2009, such amount being recorded in Other current liabilities – Payables to Nationals Parks Administration.

21. BHSA exposure to public sector

As discussed in Note 3.c., the Company has a 21.34% (without considering treasury shares) equity interest in BHSA.

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

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

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

As of June 30, 2009 and 2008, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,884,542 and Ps. 2,687,281, respectively. Since the year ended June 30, 2008, a BCRA rule established that the total exposure of any bank to the non-financial public sector must not be higher than 35% of the total bank’s assets measured as of the last day of the last month prior to measurement date. BHSA was in compliance with these limits for all years presented aggregating 24.5% and 26% as of June 30, 2009 and 2008, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

22. Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points. As of the date of these Consolidated Financial Statements four installments were paid. Also, as of the date of these Consolidated Financial Statements the Company had made a deposit of US$ 1.2 million as guarantee of the obligation mentioned above.

23. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company’s contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Security charges of the Company amounted Ps. 2,657 and Ps. 2,239 for the fiscal years ended June 30, 2009 and 2008.

24. Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.g.C.5., APSA acquired Empalme in December, 2006. Prior to APSA’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balances remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

24. Financing and occupation agreement with NAI Internacional II, INC. (continued)

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18.2 million.

25. Compliance with currently applicable environmental rules and regulations.

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

26. Acquisition of Company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company’s shareholder) acquired additional shares of the Company. Consequently, Cresud’s equity interest in the Company amounts approximately to 55.64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

27. Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity of the Company.

During the worst crisis months, the Company experienced declines in its stock price. Recently, its stock price recovered. Management believes that the declines were reflective of the increased risk perception in the market and were not related to the business fundamentals and operating performance of the Company.

The stability of the Company’s shopping center, office and other rental properties tenants, measured by the levels of occupancy as well as the delinquency or uncollectibility rates, as well as the market value of the Company’s properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, the Company recorded negative working capital of Ps. 83.0 million. Moreover, cash flows from operations decreased Ps. 20.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments of the Company remained positive as shown in Note 6.

The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

27. Financial and capital markets situation (continued)

Due to the credit crisis and other conditions which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps. 66.4 million as of June 30, 2008 to Ps. 79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three months period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps. 48.6 million to the consolidated results of operations of the Company, as compared to Ps. 8.5 million loss for the year ended June 30, 2008. However, for the three months period ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, the APSA contributed Ps. 165 million in additional financial support and increased its equity interest in Tarshop from 80% to 93.4% (98.6% effective interest) as of June 30, 2009.

In addition, the Tarshop took other actions, as appropriate, from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps. 934.9 million as of June 30, 2008 to Ps. 612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, the Tarshop recorded allowance for impairment of CPs of Ps. 12.1 million to the retained interests to reflect current fair value. For the three months period ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

On the other hand, as discussed in Note 2.g.A.2, the Company increased its equity investment in Banco Hipotecario from 11.76% as of June 30, 2008 to 21.34% (without considering treasury shares) as of June 30, 2009.

Banco Hipotecario recorded losses of Ps. 28.4 million and Ps. 91.0 million for the years ended June 30, 2009 and 2008, respectively. The losses for the years ended June 30, 2009 and 2008 were primarily due to the decline in the market value of the Argentine government bonds held in the bank’s portfolio. In spite of these losses, Banco Hipotecario remained well-capitalized in compliance with regulatory guidelines.

However, Banco Hipotecario recorded a net gain of Ps. 253.6 million for the three months period ended September 30, 2009, reflecting the gradual recovery of market value of financial instruments, mainly Argentine government bonds.

Moreover, Banco Hipotecario has also experienced a significant decline in its stock price since the credit crisis although it started to recover value in recent months. Management believes that this decline was not reflective of the current operating performance of the bank.

In its evaluation process, the Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying of the Compan’s business.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

27. Financial and capital markets situation (continued)

The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these Consolidated Financial Statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

28. Subsequent events

The Company has evaluated subsequent events through the time that it filed these Consolidated Financial Statements in the annual report on Form 20-F with the SEC on December 30, 2009:

1. Acquisition of Hersha Hospitality Trust (“Hersha”)

In August 2009, the Company, through a wholly-owned entity, Real Estate Investment Group LP, a company incorporated under the laws of Bermudas (REIG) acquired a 10.4% equity interest in Hersha for US$ 14.3 million. Under the purchase agreement, REIG was granted an option to acquire an additional equity interest in Hersha at a fixed price of US$ 3 per share. The option expires on August 2014. IRSA’s President and Chief Executive Officer was appointed as a member of Hersha’s board of directors.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2. Acquisition of shares of Banco Hipotecario S.A.

In September 2009, the Company, through its wholly-owned subsidiary, Tyrus, acquired an additional 2.7% of Banco Hipotecario S.A. (“BHSA”), for a total amount of US$ 10.0 million. The Company acted as guarantor for this transaction. Additionally, during December 2009, many wholly-owned subsidiaries, acquired an additional 2.8% of BHSA for a total amount of US$ 15.0 million. Consequently, the Company´s equity interest in BHSA arises to 26.86% (without considering treasury shares).

3. IRSA’s Shareholders’ Meeting held on October 29, 2009

The Shareholders’ Meeting approved the following items:

•	Appropriate a cash-only dividend of Ps. 31,727

•	Increase in the Global Program for the Issuance of Negotiable Obligations (Note 10) for a further US$ 200,000

•	Creation of a Global Program of Short-Term Debt Securities in the form of a simple, secured negotiable obligations, for a maximum outstanding amount of US$ 50,000

•	Payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

4. Meeting of APSA’S Shareholders

The Shareholders’ meeting held on October 29, 2009 approved the following items:

•

Extension of the amount of the current Global Program of Non-Convertible Notes for up to a further US$ 200 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the shareholders’ meeting.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

28. Subsequent events (continued)

4. Meeting of APSA’S Shareholders (continued)

•

Creation of a global program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares denominated in Argentine Pesos, US dollars or any other currency, with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time not to exceed the equivalent in Argentine Pesos of US$ 50 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the shareholders’ meeting.

•

Absorption of the net loss for the fiscal year ended June 30, 2009, by means of amounts in optional reserve accounts and the distribution of a dividend exclusively in cash for up to the amount of Ps. 56 million, empowering the Board of Directors to make it available within 30 days after holding the Shareholder’s Meeting.

•	Payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

5. Issuance of Class III and Class IV Notes , by APSA

On November 10, 2009, APSA issued two classes of Non-Convertible Notes for a total amount of Ps. 80.8 million under the Global Program of Non-Convertible Notes for up to US$ 200 million.

Class III Notes were issued for Ps. 55.8 million due May 2011. Class III Notes bear interest at a variable Badlar Private rate plus 3% and is payable quarterly. Principal is repaid at maturity on May 2011.

Class IV Notes were issued for US$ 6.6 million (equivalent to Ps. 25 million at the time of issuance) due May 2011. Class IV Notes bear fixed interest rate in United States Dollars at 6.75% and is payable quarterly. Principal is repaid at maturity on May 2011.

6. Sale of “Costeros Dique II”

On November 23, 2009, the Company sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossenttini Street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to USD 18.0 million.

7. Purchase of Catalinas Plot of land

In December 2009, we signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 square meters. The total amount for the transaction was fixed in Ps. 95 million. Ps. 19 million were paid upon the signature of the agreement and the outstanding balance of Ps. 76 million will be paid upon the execution of the deed of the plot in May 2010.

8. Sale of Tarshop shares

On December 29, 2009 our subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the SEC.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2009		2008		2007
Net income under Argentine GAAP	Ps.	158,635	Ps.	54,875	Ps.	107,097
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 29.I.(a))		(96,440)		9,979		4,229
Accounting for marketable securities (Note 29.I.(b))		19,774		45,238		(49,105)
Depreciation of fixed assets (Note 29.I.(c))		782		541		541
Pre-operating and organization expenses (Note 29.I.(d))		(11,202)		(1,061)		694
Depreciation and amortization expense (Notes 29.I.(e) and (f.2))		(654)		3,809		6,477
Securitization accounting (Note 29.I.(g))		7,390		4,455		2,101
Present-value accounting (Note 29.I.(h))		13,875		4,661		(87)
Reversal of previously recognized impairment losses (Note 29.I.(i))		9,577		1,572		1,905
Accounting for IRSA Convertible Notes (Note 29.I.(j))		—		(466)		(2,047)
Reversal of loss recognized on troubled debt restructuring (Note 29.I.(k))		—		6,908		3,756
Accounting for real estate barter transactions (Note 29.I.(l))		12,362		17,332		—
Reversal of gain from valuation of inventories at net realizable value (Note 29.I.(m))		10,371		145		(891)
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 29.I.o)		70		209		—
Software developed or obtained for internal use (Note 29.I.(p))		58		60		5
Accounting for increasing rate debt (Note 29.I.(q))		—		—		203
Reversal of capitalized foreign exchange differences (Note 29.I.(r))		(72,674)		5,786		(432)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 29.I.(s))		(148)		(132)		(161)
Revenue recognition – deferred commissions (Note 29.I.(t.1))		(4,006)		(3,324)		(2,132)
Revenue recognition – scheduled rent increases (Note 29.I.(t.2))		6,860		5,341		4,554
Deferred revenues – insurance & fees (Note 29.I.(t.3))		(3,377)		(17,122)		(5,330)
Derecognition of Put option (Note 29.I.(u))		(40,334)		—		—
Deferred income tax (Note 29.I.(v))		(26,925)		1,869		48,486
Minority interest (Note 29.I.(w))		22,653		(18,559)		(16,641)

Net income under US GAAP	Ps.	6,647	Ps.	122,116	Ps.	103,222

Earnings per share under US GAAP (Note 29.II.(j)):
Basic net income per common share	Ps.	0.01	Ps.	0.22	Ps.	0.23
Diluted net income per common share	Ps.	0.01	Ps.	0.22	Ps.	0.20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2009		2008
Total shareholders’ equity under Argentine GAAP	Ps.	2,095,662	Ps.	1,924,178
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 29.I.(a))		(202,501)		(54,691)
Depreciation of fixed assets (Note 29.I.(c))		(8,368)		(9,150)
Pre-operating and organization expenses (Note 29.I.(d))		(15,572)		(4,370)
Mortgage payable with no stated interest rate (Note 29.I.(e))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 29.I.(f.1))		48,197		48,197
Depreciation and amortization expense (Note 29.I.(e) and (f.2))		20,486		21,140
Securitization accounting (Note 29.I.(g))		—		(653)
Present-value accounting (Note 29.I.(h))		19,176		5,301
Reversal of previously recognized impairment losses (Note 29.I.(i))		(106,086)		(115,663)
Accounting for real estate barter transactions (Note 29.I.(l))		(30,144)		(42,506)
Reversal of gain from valuation of inventories at net realizable value (Note 29.I.(m))		(12,167)		(22,538)
Appraisal revaluation of fixed assets (Note 29.I.(n))		(3,953)		(3,953)
Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 29.I.o)		279		209
Software obtained for internal use (Note 29.I.(p))		(56)		(114)
Reversal of capitalized foreign exchange differences (Note 29.I.(r))		(67,320)		5,354
Debtor’s accounting for a modification of convertible debt instruments (Note 29.I.(s))		650		798
Revenue recognition – Deferred commissions (Note 29.I.(t.1))		(21,897)		(17,891)
Revenue recognition – Scheduled rent increases (Note 29.I.(t.2))		20,008		13,148
Deferred revenues – insurance & fees (Note 29.I.(t.3))		(35,528)		(32,151)
Derecognition of Put option (Note 29.I.(u))		(44,877)		—
Deferred income tax (Note 29.I.(v))		(155,868)		(138,221)
Minority interest (Note 29.I.(w))		90,034		66,469

Shareholders’ equity under US GAAP	Ps.	1,588,126	Ps.	1,640,864

Description of changes in shareholders’ equity under US GAAP:
	For the year ended June 30,
	2009		2008
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	1,640,864	Ps.	1,358,739
Issuance of common stock upon conversion of debt and exercise of warrants		—		113,707
Additional paid-in-capital common stock		—		102,222
Additional paid-in-capital warrants		—		6,660
Unrealized (loss) gain on available-for-sale securities		(13,588)		(27,792)
Unrealized loss on retained interest in securitization programs		(2,733)		(1,830)
Unrealized loss on available-for-sale securities on equity investees		(51,370)		(32,958)
Cumulative translation adjustment		8,306		—
Net income under US GAAP		6,647		122,116

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,588,126	Ps.	1,640,864

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2009, the equity investees of the Company are BHSA, BACSA, Manibil and Metropolitan. As discussed in Note 2.g.A.1., the investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations. The US GAAP adjustments were therefore applied to the financial statements of BHSA, BACSA and Manibil, as appropriate, and relate primarily to: (i) the accounting for the restructuring of its debts, and (ii) the accounting for loans loss reserves for reinstated loans.

In addition, as described in Note 2g.A.2, during fiscal year 2009, the Company acquired additional shares in Banco Hipotecario on the open market for Ps. 107.6 million in cash thereby increasing its equity interest in Banco Hipotecario 11.76% to 21.34%.

Under Argentine GAAP, the acquisition was accounted for under the purchase method of accounting (See Note 3.g.). Many of the assets and liabilities on Banco Hipotecario’s balance sheet are financial assets carried at fair value, or are short-term in nature. For these short-term assets, their carrying value approximates fair value. The fair value of Banco Hipotecario’s net assets exceeded the purchase price. This resulted in negative goodwill. In accordance with Argentine GAAP, non financial assets were written down against the negative goodwill. The remaining negative goodwill after writing down non financial assets was recognized as a gain. Accordingly the company recorded a gain of Ps. 133.0 million as a result of this transaction.

For US GAAP purposes, the company accounted for the purchase of additional shares from third parties in accordance with APB Opinion No. 18, paragraph 19b which requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in Banco Hipotecario between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the guidance in SFAS No. 141, paragraph 35 to 47 in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, the US GAAP adjustment for 2009 represents the reversal of the gain recognized under Argentine GAAP. Under US GAAP, the gain is deferred and will be recognized upon consolidation or selling of shares of Banco Hipotecario.

The impact of the US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 96.4 million, a gain of Ps. 10.0 million and a gain of Ps. 4.2 million for the years ended June 30, 2009, 2008 and 2007, respectively, net of Ps. (51.4) million, Ps. (33.0) million and Ps. 16.3 million of other comprehensive income adjustments for the years ended June 30, 2009, 2008 and 2007 (See Note 29.II.(o))

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, shares of public companies, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified all of these investments as available-for-sale and carried them at fair value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities (continued)

During the years ended June 30, 2009, 2008 and 2007, proceeds from the sale of available-for-sale securities were Ps. 974.3 million, Ps. 4,455.9 million and Ps. 1,307.7 million, respectively. Gross realized gain was Ps. 19.7 million, Ps. 19.3 million and Ps. 8.8 million for the years ended June 30, 2009, 2008 and 2007, respectively.

Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these Consolidated Financial Statements, the Company has not determined any unrealized losses to be other than temporary.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2). FSP 115-2 established a new method of recognizing and reporting other-than-temporary impairments of debt securities. Prior to the issuance of FSP 115-2, impairments of investments in debt and equity securities classified as available-for-sale or held-to-maturity were evaluated on the basis of whether an entity could assert the ability and intent to hold the investment until a recovery of fair value (which for debt securities may have been maturity). If an entity was unable to make such an assertion, the investment was considered to be other-than-temporarily impaired and the costs basis of the security was written down to current fair value, with the write-down recognized currently in earnings. Also, regardless of intent, if it was probable that an investor would be unable to collect all amounts due according to the contractual terms of a debt security, the investment was considered to be other-than-temporarily impaired and the cost basis of the security was written down to current fair value, with the write-down recognized currently in earnings. The Company used this guidance for the years ended June 30, 2008 and 2007. No write-downs were recognized for the years then ended.

FSP 115-2 changes existing impairment guidance under SFAS No. 115 in the following significant ways for debt securities. The new framework does not apply to equity securities (i.e., impaired equity securities continue to be evaluated under previously existing guidance).

The most significant changes are:

(i)	The “ability and intend to hold” provision is eliminated and impairment is now considered to be other than temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell);

(ii)	The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (any such shortfall is referred to in FSP 115-2 as a “credit loss”);

(iii)	If an entity intends to sell an impaired debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the impairment is other than temporary and should be recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost;

(iv)	If a credit loss exists, but an equity does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, the impairment is other than temporary and should be separated into (i) the estimated amount relating to credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in other comprehensive income.

Government bonds were in a continuous unrealized loss portion for over than 12 months as June 30, 2009. The Company evaluated these debt securities following the revised guidance in FSP 115-2 and determined that the securities are other-than-temporarily impaired. Since the Company intends to sell the impaired debt securities before recovery of its amortized cost basis less any current-period credit loss, the impairment was recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost (Ps. 2.0 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities (continued)

The cost and estimated fair values of available for sale securities at June 30, 2009, 2008 and 2007 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772	Ps.	—
Dolphin Fund		27,882		96,687		68,805		—
Mortgage bonds		2,069		2,073		4		—
Government bonds		6,311		6,620		309		—

	Ps.	532,702	Ps.	607,592	Ps.	74,890	Ps.	—

June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	Ps.	(57)
Dolphin Fund		27,882		58,070		30,188		—
Mortgage bonds		1,199		1,286		87		—
Government bonds		48,821		45,877		—		(2,944)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	Ps.	(3,001)

June 30, 2009
Mutual funds		110,107		110,794		687		—
Dolphin Fund		22,751		30,217		7,466		—
Shares of public companies		20,061		21,603		1,542		—
Mortgage bonds		615		798		183		—
Government bonds		14,129		14,129		—		—

	Ps.	167,663	Ps.	177,541	Ps.	9,878	Ps.	—

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

(d) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

(f.1) Differences in basis relating to purchase accounting

The equity reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amounts of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.g, under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for business combination. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. For the acquisitions of Empalme, the remaining 33% interest in Palermo Invest, and Bouchard 551 and Dock del Plata buildings consummated during the year ended June 30, 2007, the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the respective purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”),, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item.

The US GAAP adjustment to net income as described in note 29.I.(f.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP, (iii) amortization charges for intangible assets recognized under US GAAP and (iv) amortization of below-market leases.

Also, in 2006, the Company’s subsidiary APSA acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill was amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of SFAS No. 142 was Ps. 82.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f.1) Differences in basis relating to purchase accounting (continued)

Subsequent acquisitions through June 30, 2007 did not generate additional goodwill under either US GAAP or Argentine GAAP. For the year ended June 30, 2008 goodwill under US GAAP increased Ps. 10.0 million due to the acquisitions completed during fiscal year 2008 (see Note 2.g. for details)

In accordance with the requirements of SFAS No. 142, the Company does not amortize goodwill. SFAS No. 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2009 amounting to Ps. 92.1 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

(f.2) Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amounts of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 48.2 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2009, 2008 and 2007. Under US GAAP, amortization expense recorded was reversed for all periods presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under US GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 4.0 million, Ps. 0.8 million and Ps. 2.3 million during fiscal years 2009, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting

The Company enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. As of June 30, 2008, the Company adopted Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS No. 156”) that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2009 and 2008, the Company has recorded a servicing liability of Ps. 1.5 million and Ps. 8.2 million. Following SFAS No. 156, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2009, 2008 and 2007:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201
Increase in retained interest		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized loss		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized gain/(loss)		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in Unrealized gain/(loss)		—		(21,791)		(21,791)
Reclassification of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922

(i)	Unrealized gains for the years ended June 30, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2009 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(5,555)	Ps.	(9,913)

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

The Company’s managed credit card receivables consist of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(h) Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2009, 2008 and 2007 amounted to Ps. 1.1 million, Ps. 2.7 million and Ps. 2.6 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2009, 2008 and 2007 amounted to Ps. 4.3 million, Ps. 4.3 million and Ps. 4.4 million, respectively.

In 2009, certain assets were sold. Due to the reversal of previously recognized impairment losses, the cost basis of these assets differed between Argentine GAAP and US GAAP. The US GAAP cost basis of these assets were lower than Argentine GAAP. Consequently, the gain on the sale under US GAAP was higher in Ps. 6.4 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP; (ii) a gain for lower depreciation charges under US GAAP; and (iii) a higher gain on the sale of assets under US GAAP in 2009.

(j) Accounting for IRSA Convertible Notes

In November 2002, the Company issued US$ 100,000 of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. The IRSA Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants. The IRSA Convertible Notes were fully paid as of June 30, 2008.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount was recognized as expense over the term of the IRSA Convertible Notes. Upon conversion, warrants were recognized as additional paid-in capital and any unamortized discount was immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2008 and 2007 totaled Ps. 466 and Ps. 2,047, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes were denominated in U.S. Dollars, the US GAAP adjustment also include the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) reversed under US GAAP totaled Ps. (3) and Ps. 8 during the years ended June 30, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with Statement of Financial Accounting Standard No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS No. 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

As discussed in Note 4.j.(iii) the Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under US GAAP for the year ended June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million and Ps. 3.8 million for the years ended June 30, 2008 and 2007, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also included the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(l) Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to which the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 2.6 million and Ps. 14.7 million for the years ended June 30, 2009 and June 30, 2008, respectively. No barter transactions were consummated during the year ended June 30, 2007.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 amended APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. SFAS No. 153 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Company applied SFAS No. 153 as from July 1, 2007.

Under SFAS No. 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(l) Accounting for real estate barter transactions (continued)

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. The Company follows the deposit method as prescribed under Statement of Financial Accounting No. 66 “Accounting for Sales of Real Estate”. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, any gain recognized under Argentine GAAP is reversed.

For the years ended June 30, 2009 and 2008, gains of Ps. 2.6 million and Ps. 14.7 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. However, the US GAAP adjustment reflects the effect of the reversal of the above mentioned gains and the recognition of a gain of Ps. 14.9 million and Ps. 32.0 million, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

(m) Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories, for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 12.1 million, Ps. 2.8 million, and Ps. 20.7 million, for the years ended June 30, 2009, 2008 and 2007, respectively, and (ii) the recognition under US GAAP of previously recognized gains under Argentine GAAP of Ps. 22.5 million, Ps. 2.9 million, and Ps. 19.8 million for the years ended June 30, 2009, 2008 and 2007, respectively, for which deeds of title were signed as of each the respective years.

(n) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date.

This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed.

(o) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes issued in May 2007 are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following Statement of Financial Accounting Standard No. 91 (“SFAS No. 91”) such costs are amortized over the same period using the effective interest method.

(p) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2009, 2008 and 2007 represents the effect net of (i) expensing such costs as incurred and (ii) reversal of depreciation on costs capitalized under Argentine GAAP and expensed under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(q) Accounting for increasing rate debt

The syndicated loan accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. This loan was paid April 5, 2007.

(r) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2009, 2008 and 2007 related to the PAMSA and Horizons project. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP for the years ended June 30, 2009, 2008 and 2007 for an amount of Ps. 72.7 million, Ps. 5.8 million and Ps. 0.4 million, respectively.

(s) Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.j.(iv), in August 2002 the Company’s subsidiary APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes) . Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in Emerging Issues Task Force 98-5 “Accounting for convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”). EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.j.(iv), the terms of the APSA Convertible Notes were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million for all the years presented.

(t) Revenue recognition

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(t.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standard No. 13 “Accounting for leases”, (“SFAS No. 13”) and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of SFAS No. 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of SFAS No. 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of SFAS No. 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of SFAS No. 13, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(t.3) Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

(u) Derecognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2009 amounted to Ps. 44.9 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 4.5 million was also generated for the recognition of the put option. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument. Accordingly, the value of the put option was derecognized under US GAAP.

(v) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). However, as discussed in Note 2.c, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(v) Deferred income tax (continued)

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. Therefore, a valuation allowance of Ps. 5.4 million has been provided, mainly related to the tax loss carry forwards generated by the consumer-financing segment. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS No. 109 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

The consumer financing business segment is in a three-year cumulative loss position primarily related to the causes described in Note 27.

Based on the authoritative literature, the losses generated by the consumer financing business are mainly a result of loan loss reserves which would not be considered one time or non-recurring as they are directly related to the business. Furthermore, the long-term projected profitability is more subjective in nature.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment and the tax effects on US GAAP adjustments.

(w) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(x) Adoption of FIN 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109”

On July 1, 2007, the Company adopted FASB interpretation no. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement no. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007 was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset as of June 30, 2009 amounting to Ps. 34.3 million and the net deferred tax asset as of June 30, 2008 amounting to Ps. 39.0 million, as follows: Ps. 71.3 million and Ps. 70.1 million as of June 30, 2009 and 2008, respectively, as non-current other receivables and prepaid expenses; and Ps. 37.0 million and Ps. 31.1 million as of June 30, 2009 and 2008, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2009 and 2008, Ps. 42.1 million and Ps. 24.2 million, respectively, would have been classified as current assets, and Ps. 124.3 million and Ps. 87.7 million, respectively, would have been classified as non-current assets. As June 30, 2009 and 2008 Ps. 2.8 million and Ps. 2.1 million, respectively, would have been classified as current liabilities and Ps. 129.2 million and Ps. 70.9 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges of Ps. 9,655.

As these differences have no effect on net income or on shareholders’ equity, no reconciling items are presented for US GAAP measurement purposes.

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

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the Consolidated Financial Statements. However, Note 30.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Statement of income classification differences (continued)

Gross vs. net presentation (continued)

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 228.5, Ps. 181.2 and Ps. 134.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,449.1 million, Ps. 1,265.4 million and Ps. 873.1 million for the years ended June 30, 2009, 2008 and 2007, respectively.

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

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 294.4 million, Ps. 263.3 million and Ps. 201.3 million for the years ended June 30, 2009, 2008 and 2007, respectively.

(c) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 349,243 and capitalized costs of issuance of debt of Ps.7,947- See Note 29.II.(a)), as of June 30, 2009, are as follows:

2011	Ps.	53,840
2012		53,688
2013		27,206
Thereafter 2014		917,938

	Ps.	1,052,672

(d) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

-	Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2009, 2008 and 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(d) Operating leases (continued)

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2009, 2008 and 2007 were contingent rentals of Ps. 70.9 million, Ps 73.3 million and Ps. 51.9 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 29.I.(t.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases as of June 30, 2009 for each of the five succeeding fiscal years are as follows:

2010	Ps.	345,848
2011		224,771
2012		116,860
2013		48,661
2014		22,024
Thereafter 2015		52,826

	Ps.	810,990

(e) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Acquisitions: During the year ended June 30, 2009, Cresud acquired additional shares of the Company. Consequently, Cresud’s equity interest in the Company amounts approximately to 55,64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During this fiscal year, the Company bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2009, the Company acquired additional shares of Banco Hipotecario for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively (see Note 11).

- Donations: For the years ended June 30, 2009, 2008 and 2007, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 4.0 million, Ps.4.8 million and Ps. 2.5 million, respectively. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(e) Disclosure of related parties’ transactions (continued)

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying Consolidated Statements of Income.

The Company recognized net (loss) gains of Ps. (12.1) million, Ps. (37.8) million and Ps. 46.8 million for the years ended June 30, 2009, 2008 and 2007 respectively.

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

- Legal services: During the years ended June 30, 2009, 2008 and 2007, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 3.2 million, Ps. 3.8 million and Ps. 3.3 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, Statement of Financial Accounting Standard SFAS No. 105 “Disclosure of Information about Financial Instruments with off-balance-sheet Risk and Financial Instruments with Concentration of Credit Risk” (“SFAS No. 105”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standard No. 107 , “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, accounts receivable, accounts payable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” (“SFAS No. 119”) requires reporting entities to disclose certain information for derivative financial instruments. Statement of Financial Accounting Standard No. 133 ”Accounting for Derivative Instruments and Hedging Activities”, (“SFAS No. 133”) superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 29.II. (g) for details of concentration of credit risk.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure about fair value of financial instruments (continued)

The Company adopted Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (“SFAS No. 157”) in the fiscal year ended June 30, 2009. In SFAS No. 157, three levels of input are used to measure fair value, are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities.

Level 3: Unobservable inputs for assets or liabilities.

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

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and Banks	65,562	—	—	65,562
Other Investment, net (i)	177,555	—	—	177,555
Other Investment, net (ii)	—	—	127,922	127,922

Total	243,117		127,922	371,039

	Level 1	Level 2	Level 3	Total
LIABILITIES
Other liabilities (iii)	—	243	—	243

Total	—	243	—	243

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.
(ii)	Corresponds to retained interests in securitized receivables.
(iii)	Corresponds to derivative financial instruments.

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents: Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities: Marketable securities and other securities investments include debt securities and equity securities. The Company uses quoted market prices for identical or similar assets or liabilities to measure fair value.

Derivative financial instruments: The Company estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. The Company’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure about fair value of financial instruments (continued)

Retained interest in securitized receivables: Investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions, contractual interest paid to third-party investors and other factors.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2009:

Retained interest in securitized receivables
Balance at beginning of year
Total gains and (losses)	104,000
Insurance of retained interest in securities	99,895
Liquidation of retained interest in securitization	(54,182)
Total gains and losses
Included in earnings	(15,054)
Included in other comprehensive income	(6,737)

Balance at end of year	127,922

The following is a description of the valuation methodologies used for the assets and liabilities not measured at fair value, key inputs and significant assumptions:

Mortgages and leases receivable, net: The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable: The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt: The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item): As of June 30, 2009 and 2008, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 550.2 million and Ps 616.1 million at June 30, 2009 and 2008, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes (see Note 10) was Ps. 410.1 million and Ps. 341.7 million at June 30, 2009 and 2008, respectively and was determined based on quoted market prices of the notes.

Other receivables and other liabilities: The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Seller financings: The fair value of the seller financings is estimated based on discounted cash flows using rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Additional disclosures about derivative financial instruments

FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”), to enhance the current disclosure framework in SFAS No. 133. SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted SFAS No. 161 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments at June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under SFAS No. 133

Fair Value of Derivative Instruments

	Liability Derivatives
As of June 30	2009			2008
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other liabilities (Note 4.l)		243	Other liabilities (Note 4.l)		4,600

Total		Ps.	243		Ps.	4,600

The notional amounts are summarized in Note 14.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2009		2008
Foreign exchange contracts	Financial results, net (Note 8)		9,436		(4,100)

		Ps.	9,436	Ps.	(4,100)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed derivative financial instruments with Cresud S.A.C.I.F. y A., its controlling shareholder, and all of these contracts are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(h) Credit risk

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s indirect subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Although uncollectibility rates increased during the year ended June 30, 2009, the rise was significantly lower than the one experienced last year and the upward trend has later reversed. As of June 30, 2009, the allowance for doubtful accounts increased Ps. 12.6 million, or 19.0 % compared to June 30, 2008. On the other hand, as of September 30, 2009 the allowance for doubtful accounts decreased as compared to June 30, 2009, reflecting current economic recovery and its impact on consumers and card holders. Despite the ongoing improvement in this regard, the Company remains closely monitoring the evolution of delays, delinquency and uncollectibility rates.

As discussed in Note 15, as of June 30, 2009, Tarshop sold receivables aggregating Ps. 1,491.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment of Ps. 15.1 million to the CPs to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary.

(i) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements. The Company adopted SFAS 157 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations. The required disclosures are included in Note 29 II.(g) to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Consequently, SFAS No. 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non-financial assets and liabilities. The Company has not finalized the assessment of SFAS 157 as it relates to the non-financial assets and liabilities. The Company expects the adoption of the deferral provisions of the standard will not have a material impact on the Company’s financial position or results of operations, although it may result in additional disclosures.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. The Company adopted FSP FAS 157-3 for its fiscal year ended June 30, 2009. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations.” SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of SFAS 141R to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 requires that a non-controlling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the non-controlling interest. The statement requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for reporting periods (annual or interim) ending after November 15, 2008, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 on December 31, 2008. The Company adopted SFAS 161 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position and results of operations. The additional disclosures are included in Note 29.II.(g) to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 will require that the initial debt proceeds from the sale of convertible and exchangeable debt instruments be allocated between a liability component and an equity component in a manner that will reflect the effective nonconvertible borrowing rate. The resulting debt discount would be amortized using the effective interest method over the period the debt is expected to be outstanding as additional interest expense. FSP APB 14 1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Therefore FSP APB 14-1 will be effective for the Company’s year ended June 30, 2010 and will require retroactive application. The Company is currently evaluating the impact FSP FAS 142-3 will have on the Consolidated Financial Statements.

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

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue was effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company adopted EITF 07-6 for its fiscal year ended June 30, 2009. The adoption of this standard did not have an impact on the Company’s financial position or results of operations. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause.

In June 2009, the FASB issued SFAS No. 168, (“SFAS 168”) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. SFAS 168 establishes the Codification as the single source of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The standard is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company will modify the references to standards to conform to the new Codification for the year ended June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In June 2009, the FASB issued SFAS No. 167, (“SFAS 167”) “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 provides further guidance on assessing the consolidation of variable interest entities or VIE. This standard will, among other things, establish new criteria for determining the primary beneficiary, and increase the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies the characteristics that identify a VIE and contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a VIE, a company’s power over a VIE, or a company’s obligation to absorb losses or its rights to receive benefits of an entity must be disregarded. The standard will be effective for annual financial statements for periods ending after November 15, 2009, i.e. thus effective for the Company’s year ended June 30, 2010. The Company has not yet evaluated the impact, if any, this standard may have on the determination or reporting of the financial results.

In June 2009, the FASB issued SFAS No. 166 (“SFAS 166”), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The standard will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. Thus the standard will be effective for the Company’s transfers of financial assets in its fiscal year ended June 30, 2011. The Company is currently analyzing the impact that this standard will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted FAS 165 in its fiscal year ended June 30, 2009 and the disclosure is made in Note 28.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The Company adopted FSP FAS 157-4 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined that it did not have a significant impact on the determination or reporting of its financial results.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined and impact of an amount of Ps. 2.0 million. See Note 29.I.(b).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP FAS 141(R)-1 amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008 consistent with the effective dates of Statement 141(R). FSP FAS 141(R)-1 will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of this guidance to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-6, (“EITF 08-6”), “Equity Method Investment Accounting Considerations”. This Issue is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. This Issue shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. EITF 08-6 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact EITF 08-6 will have on the Consolidated Financial Statements. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided, if applicable. The Task Force noted that transition is not required for the consensus on Issue 4 as it is consistent with guidance currently required by paragraph 19(l) of Opinion 18. This Issue addresses a number of matters associated with the impact that FAS 141(R) and FAS 160 might have on the accounting for equity method investments. A final consensus was reached on a several issues, including how an equity method investment should initially be measured, how it should be tested for impairment, how changes in classification from equity method to cost method should be treated, as well as other issues.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-7, (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). This Issue shall be applied prospectively. Earlier application is not permitted. EITF 08-7 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact EITF 08-7 will have on the Consolidated Financial Statements. The guidance clarifies the accounting for certain separately identifiable intangible assets, which an acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to them. The guidance requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting that should be amortized to expense over the period the asset diminishes in value.

(j) Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 17 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(j) Earnings per share (continued)

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2009 and 2008 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 and 95,918 shares for the years ended June 30, 2008 and 2007, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008 using the treasury-stock method, would have been Ps. 0.27.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	6,647		122,116	Ps.	103,222
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		1,214		8,213
Foreign currency exchange gain on convertible debt		—		11		46
Income tax effects		—		(163)		(716)

Net income available to common shareholders plus assumed conversions	Ps.	6,647	Ps.	123,178	Ps.	110,765

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	549,277	Ps.	444,904
Plus: incremental shares of assumed conversions:
Warrants (i)		—		13,527		49,317
Convertible Notes		—		7,668		46,601

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	570,472	Ps.	540,822

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.01	Ps.	0.222	Ps.	0.23
Diluted net income per common share	Ps.	0.01	Ps.	0.216	Ps.	0.20

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(k) Risks and uncertainties

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(k) Risks and uncertainties(continued)

otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

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

(l) Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, the Company´s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company´s gain or (loss) on equity investees for the years ended June 30,2009, 2008 and 2007 were Ps. 61.5 million, Ps. (13.2) million, and Ps. 40.0 million, respectively. Under Argentine GAAP, the Company´s share of the net assets of equity investees as of June 30, 2009 and 2008 were Ps. 569.5 million and Ps. 318.2 million, respectively. The equity investment in Metropolitan was valued at zero and a financial liability of Ps 2.3 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

The table below shows summarized financial information of the Company´s significant equity investees on a 100% basis:

Banco Hipotecario S.A.

	As of and for the year ended June 30,
	2009			2008
Current assets	Ps.		(i)	Ps.		(i)
Non-current assets			(i)			(i)

Total assets		11,909,440			10,572,332
Current liabilities			(i)			(i)
Non-current liabilities			(i)			(i)

Total liabilities		9,209,822			7,887,223
Minority interest		36,881			33,375
Shareholders’ equity	Ps.	2,662,737		Ps.	2,651,734

	For the year ended June 30,
	2009		2008		2007
Revenues	Ps.	1,016,159	Ps.	696,591	Ps.	882,220
Gross profit		400,851		145,898		507,554
Net income (loss)	Ps.	50,463	Ps.	(59,562)	Ps.	357,891

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(l) Summarized financial information of unconsolidated equity investees (continued)

Metropolitan (ii)

	As of and for the year ended June 30, 2009
Total assets	Ps.	868,750
Total liabilities	Ps.	1,410,384
Shareholders’ equity	Ps.	(541,634)

	For the year ended June 30, 2009
Revenues	Ps.	227,066
Net loss	Ps.	(775,702)

(ii)	Balance sheet of real estate companies are unclassified

(m) Severance indemnities

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

(n) Statements of cash flows classification differences

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

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(n) Statements of cash flows classification differences (continued)

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2009		2008		2007
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	384,553	Ps.	270,416	Ps.	163,940
Cash and cash equivalents under US GAAP as of year-end		185,942		384,553		270,416

Net (decrease) increase in cash and cash equivalents under US GAAP	Ps.	(198,611)	Ps.	114,137	Ps.	106,476

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended June 30,
	2009		2008		2007
Net cash provided by operating activities	Ps.	339,744	Ps.	362,711	Ps.	111,936
Net cash used in investing activities		(463,231)		(833,536)		(470,318)
Net cash (used in) provided by financing activities		(58,898)		149,145		900,907
Effect of exchange rate changes on cash and cash equivalents		(20,677)		2,161		2,058

Net (decrease) increase in cash and cash equivalents	Ps.	(203,062)	Ps.	(319,519)	Ps.	544,583

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa and Puerto Retiro S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa and Puerto Retiro S.A.

(o) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2009, 2008 and 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(o) Comprehensive income (continued)

	Year ended June 30,
	2009		2008		2007
Net income under US GAAP	Ps.	6,647	Ps.	122,116	Ps.	103,222
Other comprehensive income:
Unrealized (loss)gain on available-for-sale-securities (i)		(13,588)		(27,792)		30,945
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables (ii)		(2,733)		(1,830)		(174)
Unrealized (loss) gain on available-for-sale-securities of equity investees		(51,370)		(32,958)		16,286

Comprehensive income	Ps.	(61,044)	Ps.	59,536	Ps.	150,279

(i)	Net of minority interest and income taxes of Ps. (734) and Ps. 6,920, respectively, for 2009, Ps. 1,611 and Ps. 15,833, respectively, for 2008 and Ps. (973) and Ps. (17,187), respectively, for 2007.
(ii)	Net of minority interest and income taxes of Ps. 1,646 and Ps. 2,358, respectively, for 2009, Ps. 3,676 and Ps. 2,964, respectively, for 2008 and Ps. (557) and Ps. (206), respectively for 2007.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Unrealized gain on available-for-sale securities	Ps.	6,231	Ps.	19,819	Ps.	47,611
Unrealized gain on retained interest in transferred mortgage and credit card receivables		(2,733)		—		1,830
Unrealized gain on available-for-sale-securities on equity investees		(38,026)		13,344		46,302

Accumulated other comprehensive (loss) income	Ps.	(34,528)	Ps.	33,163	Ps.	95,743

(p) Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A, CYRSA, Puerto Retiro S.A. and Liveck.

Under Argentine GAAP the Company consolidates the accounts of Canteras Natal Crespo S.A., CYRSA, Liveck, Puerto Retiro S.A. and Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2009 and 2008 considering Natal Crespo S.A., CYRSA, Liveck, Puerto Retiro S.A. and Metroshop S.A. as an equity investee:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(p) Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A, CYRSA, Puerto Retiro S.A. and Liveck. (continued)

	As of and for the year ended June 30, 2009
	As reported		Eliminations of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. accounts		Inclusion of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. as an equity investee		As adjusted
Current assets	Ps.	891,869	Ps.	(40,145)	Ps.	—	Ps.	851,724
Non-current assets		4,044,118		(143,556)		50,310		3,950,872

Total assets		4,935,987		(183,701)		50,310		4,802,596
Current liabilities		974,890		(14,446)		1,803		962,247
Non-current liabilities		1,401,054		(120,389)		—		1,280,665

Total liabilities		2,375,944		(134,835)		1,803		2,242,912
Minority interest		464,381		(3,852)		3,493		464,022
Shareholders’ equity		2,095,662		(45,013)		45,013		2,095,662
Revenues		1,220,584		(14,697)		—		1,205,887
Gross profit		712,078		(5,393)		—		706,685

Net income	Ps.	158,635	Ps.	21,467	Ps.	(21,467)	Ps.	158,635

	As of and for the year ended June 30, 2008
	As reported		Eliminations of Metroshop S.A, CYRSA and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A, CYRSA and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	893,842	Ps.	7,314	Ps.	—	Ps.	901,156
Non-current assets		3,578,130		(107,930)		28,204		3,498,404

Total assets		4,471,972		(100,616)		28,204		4,399,560
Current liabilities		742,267		(12,000)		—		730,267
Non-current liabilities		1,348,812		(60,412)		—		1,288,400

Total liabilities		2,091,079		(72,412)		—		2,018,667
Minority interest		456,715		(3,829)		3,829		456,715
Shareholders’ equity		1,924,178		(24,375)		24,375		1,924,178
Revenues		1,084,242		(21,965)		—		1,062,277
Gross profit		620,019		(11,066)		—		608,953

Net income	Ps.	54,875	Ps.	(3,742)	Ps.	3,742	Ps.	54,875

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(q) Business combinations

1) Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions) of fiscal year 2008:

	Museo Renault	Bank Boston	Mendoza Plaza Shopping
Working capital	0.0	0.0	1.2
Goodwill	3.5	6.5	0.0
Fixed assets	5.0	167.8	4.4
In place leases	0.2	5.8	1.3
Below market leases	0.0	(9.8)	(0.3)
Deferred income tax	1.9	3.5	2.5

Net assets acquired	10.6	173.8	9.1

2) Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 and 2007 supplemental unaudited pro forma information as if the transactions of fiscal year 2008 of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2006. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal years ended 2008 and 2007:

	Year ended June 30,
	2008		2007
Revenues	Ps.	1,086,222	Ps.	756,831
Net income		57,880		118,869
Earning per share under Argentine GAAP		0.11		0.27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2009 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Sales	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	—	—	196	670	122	548	June 1996	November 1997	23
Av. de Mayo 595	679	6,659	—	—	—	6,659	7,338	2,615	4,723	July 1992	March 1992	19
Av. Madero 942	—	2,626	—	—	(2,626)	—	—	—	—	N/A	July 1994-August 1994	10
Bouchard 551	88,097	72,560	—	—	—	72,560	160,657	7,759	152,898		March, 2007
Bouchard 710	39,466	32,994	—	—	—	32,994	72,460	6,177	66,283		May, 2005	28
Constitución 1111	256	1,081	—	—	—	1,081	1,337	397	940	September 1994-March 1995	June 1994 –January 1994	18
Constitución 1159	7,966	796	(3,589)	—	—	(2,793)	5,173	—	5,173			50
Costeros Dique IV	4,260	19,077	—	—	—	19,077	23,337	3,638	19,699	N/A	June 2001	28
Costeros Dique II Edificios A y B	2,967	18,217	—	—	—	18,217	21,184	3,811	17,373	September 1998	March 1997	28
Dock del Plata	7,081	12,924	—	—	(6,639)	6,285	13,366	675	12,691	N/A	November, 2006	24
Intercontinental Plaza	4,143	94,161	—	—	—	94,161	98,304	11,803	86,501	June 1996	November, 1997	24
Hotel Intercontinental	8,671	47,667	—	—	—	47,667	56,338	8,589	47,749
Hotel Libertador	3,027	75,584	—	728	—	76,312	79,339	41,561	37,778	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	94,938	—	(8,290)	—	86,648	111,621	15,530	96,091			15
Laminar Plaza	—	26,790	—	—	(26,790)	—	—	—	—	N/A	March 1999	27
Libertador 498	7,219	40,922	—	—	(11,799)	29,123	36,342	9,143	27,199	N/A	December 1995	22
Libertador 602	698	2,787	—	—	—	2,787	3,485	852	2,633	N/A	May 1996	22
Store Cruceros	—	234	—	—	(234)	—	—	—	—			50
Madero 1020	78	787	—	—	(457)	330	408	139	269	N/A	December 1995	10
Maipú 1300	10,293	42,400	—	23	—	42,423	52,716	13,046	39,670	N/A	September 1995	23
Reconquista 823	—	19,813	—	—	(19,813)	—	—	—	—	June 1995	November 1993	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

Description	Land		Buildings and improvement		Impairment		Improvements		Sales		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		—		—		—		—		—		12,496		—		12,496	N/A
Sarmiento 517		96		389		(57)		—		—		332		428		73		355	March 1995	December 1994- August 1994-July 1994	19
Suipacha 652		2,547		14,463		—		—		—		14,463		17,010		5,622		11,388	April-June 1994	November 1991	22
Torre Bank Boston		77,251		90,793		—		—		(5,261)		85,532		162,783		4,889		157,894	N/A	August 2007	30
Museo Renault		3,010		2,055		—		—		—		2,055		5,065		188		4,877	N/A	December 2008
Edificio República		109,066		120,844		—		384		—		121,228		230,294		5,816		224,478	N/A	May 2008
Dique IV		3,660		—		—		63,702		—		63,702		67,362		378		66,984	April 2009	N/A	27
Shopping Abasto		9,752		253,320		—		791		—		254,111		263,863		91,277		172,586	November 1998	N/A	31
Shopping Alto Palermo		8,694		418,717		—		2,753		—		421,470		430,164		273,499		156,665	October 1990	November 1997-March 1998	26
Shopping Alto Avellaneda		18,089		176,783		—		1,185		—		177,968		196,057		111,433		84,624	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		11,208		116,021		—		3,497		—		119,518		130,726		56,706		74,020	June 1992	June 1997	25
Alto Noa		357		43,033		—		109		—		43,142		43,499		20,418		23,081	September 1994	March 1995-September 1996- January 2000	22
Buenos Aires Design		—		49,029		—		180		—		49,209		49,209		37,903		11,306	November 1993-December 1993	November 1997	20
Patio Bullrich		8,419		157,609		—		3,311		—		160,920		169,339		72,436		96,903	September 1988	October 1998	23
Alto Rosario		25,686		64,423		—		599		—		65,022		90,708		11,272		79,436	November 2004	N/A	29
Mendoza Plaza Shopping		15,193		104,306		—		1,526		—		105,832		121,025		35,731		85,294	June 1994	December 2004	22
Neuquén Project		3,046		9,598		—		49		—		9,647		12,693		566		12,127	Under construction	September 1999	N/A
Panamerican Mall		123,568		159,793		—		276,639		—		436,432		560,000		2,148		557,852	July 2009	November, 2006	28
Shopping Córdoba		5,009		89,655		—		1,049		—		90,704		95,713		26,518		69,195	March, 1990	December, 2006	16
Other		4,560		7,925		(245)		—		—		7,680		12,240		5,652		6,588	N/A	N/A	N/A

Total	Ps.	652,055	Ps.	2,491,969	Ps.	(3,891)	Ps.	348,235	Ps.	(73,619)	Ps.	2,762,694	Ps.	3,414,749	Ps.	888,382	Ps.	2,526,367

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2009	2008	2007
Balance, beginning of the year	Ps. 3,191,939	Ps. 2,625,519	Ps. 1,976,105
Additions during the year:
Acquisition		403,019	—
Improvements	55,425	230,958	566,309
Recovery of impairment	1,083	2,639	2,466
Transfers from work-in-progress leasehold improvements	319,834	20,026
Transfers from undeveloped parcels of land	—	—	66,958
Transfers from real estate inventory	—	—	1,521
Transfers from other receivables		—	12,160

	3,568,281	3,282,161	2,625,519

Deductions during the year:
Transfers to real estate inventory	—	—	—
Transfers to intangible assets	—	—	—
Transfers to undeveloped parcels of land	—	—	—
Sales	(156,728)	(90,222)	—

	(156,728)	(90,222)	—

Balance, end of the year	Ps. 3,411,553	Ps. 3,191,939	Ps. 2,625,519

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2009 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	10%	September 2009	Monthly	None	Ps.	4,696	Ps.	4,696	None
Customer B	10%	September 2009	Monthly	None		4,696		4,696	None
Customer C	12%	November 2012	Monthly	None		361		345	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	January 2011 – February 2014	Monthly	None		126		—	None
Mortgage receivables Ps. 50,000 -Ps.69,999	12-16%	May 2009 – February 2010 – February 2014 - July 2014 – April 2015	Monthly	None		272		159	None
Mortgage receivables Ps. 70,000-Ps.89,999	12-14%	June 2009 –July 2009 –September 2009 – April 2014 - May 2014	Monthly	None		414		498	None
Mortgage receivables Ps. 110,000-Ps.129,999	14%	June 2014	Monthly	None		128		55	None

					Ps.	10,693	Ps.	10,449

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2009		2008		2007
Balance, beginning of year	Ps.	1,343	Ps.	1,749	Ps	. 2,033
Additions during the year:
New mortgage loans		9,392		328		163
Deductions during the year:
Collections of principal		(286)		(734)		(447)

Balance, end of year	Ps.	10,449	Ps.	1,343	Ps.	1,749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

a. Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2009		2008		2007
Facilities	Ps.	104,786	Ps.	81,611	Ps.	(14)	Ps.	186,383	Ps.	74,801	Ps.	—	Ps.	8,370	Ps.	83,171	Ps.	—	Ps.	103,212	Ps.	29,985	Ps.	26,667
Furniture and fixtures		66,499		11,568		(161)		77,906		51,402		(69)		5,329		56,662		—		21,244		15,097		10,597
Machinery and equipment		6,916		2,238		—		9,154		6,487		—		1,197		7,684		—		1,470		429		348
Computer equipment		57,547		6,889		(173)		64,263		48,494		(97)		5,769		54,166		—		10,097		9,053		11,917
Vehicles		1,075		32		—		1,107		870		—		124		994		—		113		205		299
Leasehold improvements		18,974		6,165		(762)		24,377		16,238		(313)		3,182		19,107		—		5,270		2,736		3,308
Advances to suppliers		61,120		46,062		(79,706)		27,476		14		—		—		14		—		27,462		61,106		40,218
Properties:
Alto Palermo Park		670		—		—		670		119		—		3		122		—		548		551		560
Av. de Mayo 595		7,338		—		—		7,338		2,381		—		234		2,615		—		4,723		4,957		5,134
Av. Madero 942		3,277		—		(3,277)		—		992		(1,038)		46		—		—		—		2,285		2,468
Bouchard 551		160,657		—		—		160,657		5,431		—		2,328		7,759		—		152,898		155,226		241,899
Bouchard 710		72,460		—		—		72,460		5,155		—		1,022		6,177		—		66,283		67,305		68,390
Constitución 1111		1,337		—		—		1,337		354		—		43		397		—		940		983		777
Constitución 1159		8,762		—		—		8,762		—		—		—		—		3,589		5,173		4,100		2,050
Costeros Dique IV		23,337		—		—		23,337		3,050		—		588		3,638		—		19,699		20,287		20,875
Costeros Dique II Edificios A y B		21,184		—		—		21,184		3,262		—		549		3,811		—		17,373		17,922		18,471
Dique IV				67,362		—		67,362		—		—		378		378		—		66,984		—		—
Dock del Plata		26,944		30		(13,608)		13,366		1,290		(1,044)		429		675		—		12,691		25,654		26,194
Hotel Intercontinental		56,338		—		—		56,338		6,764		—		1,825		8,589		—		47,749		49,574		51,397
Hotel Libertador		75,081		728		3,530		79,339		38,115		—		3,446		41,561		—		37,778		36,966		32,961
Hotel Llao Llao		119,911		50,117		(58,407)		111,621		10,790		—		4,740		15,530		—		96,091		109,121		80,533
Intercontinental Plaza		98,304		—		—		98,304		7,778		—		4,025		11,803		—		86,501		90,526		94,992
Laminar Plaza		33,513		—		(33,513)		—		5,171		(5,805)		634		—		—		—		28,342		29,187
Libertador 498		51,150		—		(14,808)		36,342		11,518		(3,628)		1,253		9,143		—		27,199		39,632		41,061
Libertador 602		3,485		—		—		3,485		753		—		99		852		—		2,633		2,732		2,831
Av. Madero 1020		974		—		(566)		408		278		(186)		47		139		—		269		696		1,694
Maipú 1300		52,693		23		—		52,716		11,664		—		1,382		13,046		—		39,670		41,029		42,347
Reconquista 823		24,764		—		(24,764)		—		6,319		(6,811)		492		—		—		—		18,445		19,093
Rivadavia 2768		334		—		—		334		65		—		26		91		—		243		269		295
Santa María del Plata		12,494		2		—		12,496		—		—		—		—		—		12,496		12,494		12,494
Sarmiento 517		485		—		—		485		55		—		18		73		57		355		363		98
Store Cruceros		293		—		(293)		—		16		(21)		5		—		—		—		277		285
Suipacha 652		17,010		—		—		17,010		5,170		—		452		5,622		—		11,388		11,840		12,292
Torre BankBoston		168,044		5		(5,266)		162,783		2,581		(183)		2,491		4,889		—		157,894		165,463		—
Museo Renault		5,065		—		—		5,065		95		—		93		188		—		4,877		4,970		—
Edificio República		229,910		384		—		230,294		1,143		—		4,673		5,816		—		224,478		228,767		—
Work-in-progress
Dique IV		36,387		28,288		(64,675)		—		—		—		—		—		—		—		36,387		9,684
Shopping Centers:
Shopping Abasto		263,072		796		(5)		263,863		82,100		—		9,177		91,277		—		172,586		180,972		187,436
Shopping Alto Palermo		427,411		2,753		—		430,164		251,122		—		22,377		273,499		—		156,665		178,622		175,517
Shopping Alto Avellaneda		194,872		1,185		—		196,057		98,601		—		12,832		111,433		—		84,624		96,271		89,664
Shopping Paseo Alcorta		124,027		6,972		(273)		130,726		51,883		(12)		4,835		56,706		—		74,020		72,144		64,432
Shopping Alto Noa		43,390		109		—		43,499		18,351		—		2,067		20,418		—		23,081		25,039		27,040
Shopping Buenos Aires Design		49,029		180		—		49,209		35,412		—		2,491		37,903		—		11,306		13,617		16,082
Shopping Patio Bullrich		166,028		3,311		—		169,339		64,737		—		7,699		72,436		—		96,903		101,291		103,137

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

a. Fixed assets (continued)

	Original value									Depreciation											Net carrying value as of June 30,
										Accumulated as of beginning of year		Current year				Accumulated as of end of year
Principal account	Value as of beginning of year		Additions and transfers			Deductions and transfers		Value as of end of year				Increases / (decreases) and transfers		Amount (i)				Impairment			2009		2008		2007
Shopping Alto Rosario	Ps.	90,109	Ps.	599		Ps.		Ps.	90,708	Ps.	8,479		Ps. —	Ps.	2,793	Ps.	11,272		—		Ps.	79,436	Ps.	81,630	Ps.	84,145
Shopping Córdoba		94,664		1,049			—		95,713		22,200		—		4,318		26,518		—			69,195		72,464		75,508
Mendoza Plaza Shopping		119,499		1,526			—		121,025		31,136		—		4,595		35,731		—			85,294		88,363		89,004
Neuquén Project		12,912		209			(428)		12,693		—		—		566		566		—			12,127		12,912		12,302
Panamerican Mall		283,361		276,639			—		560,000		—		—		2,148		2,148		—			557,852		283,361		167,606
Other		40,069		5,638			(2,032)		43,675		9,810		(29)		2,033		11,814		245			31,616		27,681		24,022

Total as of June 30, 2009	Ps.	3,537,561	Ps.	602,470	(i)	Ps.	(299,201)	Ps.	3,840,830	Ps.	1,002,446	Ps.	(19,236) (i)	Ps.	133,223	Ps.	1,116,433	Ps.	3,891	(ii)	Ps.	2,720,506

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627		Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	4,974	(ii)			Ps.	2,530,141

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408		Ps.	(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	7,613	(ii)					Ps.	2,027,311

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 30 f.), except for Ps. 1,420, Ps. 366 and Ps. 316 for the years ended June 30, 2009, 2008 and 2007, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 10, Ps. 36 and Ps. 112 for the years ended June 30, 2009, 2008 and 2007 and recovery of impairment of Ps. 1,073 for the year ended 2009, Ps. 2,603 for the year ended 2008 and Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year
									Increases / (decreases)		Amount (i)				2009		2008		2007
Preoperating and organization expenses	Ps.	19,643	Ps.	12,102	Ps.	31,745	Ps.	15,940	Ps.	—	Ps.	1,031	Ps.	16,971	Ps.	14,774	Ps.	3,702	Ps.	2,700
Customers		—		705		705		—		—		36		36		669		—		—
Intangible assets – Saving expenses
-Torre BankBoston		5,767		(123)		5,644		1,627		(22)		1,745		3,350		2,294		4,140		—
-Museo Renault		198		—		198		46		—		79		125		73		152		—
-Edificio República		555		—		555		4		—		256		260		295		551		—
Trademarks		599		430		1,029		533		—		42		575		454		67		122

Total as of June 30, 2009	Ps.	26,762	Ps.	13,114	Ps.	39,876	Ps.	18,150	Ps.	(22)	Ps.	3,189	Ps.	21,317	Ps.	18,559

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150			Ps.	8,612

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790					Ps.	2,822

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 30.f.); except for Ps. 10 and Ps. 20 for the years ended 2009 and 2008 allocated in “Cost”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

c. Allowances and provisions

								Carrying value of June 30,
Item	Balances as of beginning of year		Additions			Deductions		2009		2008		2007
Deducted from current assets:
Allowance for doubtful accounts		104,721		91,452	(i)		(67,209) (ii)		128,964		104,721		56,076
Allowance for impairment of investments		11,423		2,245	(vii)		(3,470) (vii)		10,198		11,423		—

Total as of June 30, 2009	Ps.	116,144	Ps.	93,697		Ps.	(70,679)	Ps.	139,162

Total as of June 30, 2008	Ps.	56,076	Ps.	74,378		Ps.	(14,310)			Ps.	116,144

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014		Ps.	(23,981)					Ps.	56,076

Deducted from non-current assets:
Allowance for doubtful mortgage receivable		2,208		—			—		2,208		2,208		2,208
Allowance for doubtful accounts		1,956		752	(i)		—		2,708		1,956		1,955
Allowance for impairment of intangible assets		—		—			—		—		—		—
Allowance for impairment of undeveloped plots of land		360		—			(310)		50		360		458
Allowance for impairment of fixed assets		4,974		—			(1,083) (iii)		3,891		4,974		7,613
Allowance for impairment of inventories		1,111		—			(82) (vi)		1,029		1,111		1,140
Allowance for impairment of non-current investments		577		1,314	(vi)		—		1,891		577		—

Total as of June 30, 2009	Ps.	11,186	Ps.	2,066		Ps.	(1,475)	Ps.	11,777

Total as of June 30, 2008	Ps.	13,374	Ps.	639		Ps.	(2,827)			Ps.	11,186

Total as of June 30, 2007	Ps.	19,251	Ps.	718		Ps.	(6,595)					Ps.	13,374

Included in current liabilities:
Provision for contingencies		1,787		4,673	(iv)		(3,866) (v)		2,594		1,787		7,595

Total as of June 30, 2009	Ps.	1,787	Ps.	4,673		Ps.	(3,866)	Ps.	2,594

Total as of June 30, 2008	Ps.	7,595	Ps.	1,570		Ps.	(7,378)			Ps.	1,787

Total as of June 30, 2007	Ps.	8,755	Ps.	603		Ps.	(1,763)					Ps.	7,595

Included in non-current liabilities:
Provision for contingencies		7,899		1,739	(iv)		(4,101) (v)		5,537		7,899		12,732

Total as of June 30, 2009	Ps.	7,899	Ps.	1,739		Ps.	(4,101)	Ps.	5,537

Total as of June 30, 2008	Ps.	12,732	Ps.	2,226		Ps.	(7,059)			Ps.	7,899

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166		Ps.	(3,376)					Ps.	12,732

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 30.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

c. Allowances and provisions (continued)

(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 1,073 disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. 10.
(iv)	Includes Ps. 306 shown in “Other expenses, net” (Note 9), Ps. 2,063 shown in “Other expenses” (Note 30.f.) and Ps. 4,043 included in “Other expenses” (Note 30.f.) in “Salaries and bonuses”.
(v)	Related to utilization of the year except for Ps. (874) included in “Other expenses, net” (Note 9), Ps. (457) included in “Other expenses” (Note 30.f.) and Ps.3,447 included in “Other expenses” (Note 30.f.) in “Salaries and bonuses”.
(vi)	Related to utilization of the year.
(vii)	Included in Net (loss) income from retained interest in securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

d. Cost of sales, leases and services

	Year ended June 30,
	2009		2008		2007
I. Cost of sales
Stock as of beginning of year	Ps.	182,780	Ps.	256,203	Ps.	162,110
Plus:
Expenses (Note 30.f.)		8,773		4,678		2,728
Transfers to fixed assets		—		(4,856)		(3,399)
Transfers from fixed assets		78,870		—		10,513
Transfers to other receivables and prepaid expenses		—		—		(1,773)
Transfers from undeveloped parcels of land		5,406		4,611		4,465
Capitalized interest		7,087		—		—
Decrease in mortgage loans		—		—		(3,632)
Exchange gain		—		—		133
Transfer from intangible assets		—		—		2,217
Merger		—		—		978
Adjustment to purchase price of inventory		43,178		70,237		120,236
Stock as of end of year		(189,832)		(182,780)		(256,203)

Subtotal		136,262		148,093		38,373

Plus:
Gain from valuation of inventories at fair market value		12,056		2,832		20,737
Results from holding of real estate assets		—		(31)		101
Impairment of the year		—		—		(1,599)

Cost of properties sold		148,318		150,894		57,612

II. Cost of leases
Expenses (Note 30.f.)		138,352		124,993		107,063

Cost of properties leased		138,352		124,993		107,063

III. Cost of fees for services
Expenses (Note 30.f.)		253		529		1,505

Cost of fees for services		253		529		1,505

IV. Cost of hotel activities
Stock as of beginning of year		3,220		2,957		2,336
Purchases of the year		(544)		263		621
Expenses (Note 30.f.)		98,889		84,220		69,216
Stock as of end of year		(2,676)		(3,220)		(2,957)

Cost of hotel activities		98,889		84,220		69,216

V. Cost of consumer financing
Expenses (Note 30.f.)		122,694		103,587		59,712

Cost of consumer financing		122,694		103,587		59,712

TOTAL COSTS	Ps.	508,506	Ps.	464,223	Ps.	295,108

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

e. Foreign currency assets and liabilities

	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
Captions				2009		2008
Assets
Current assets
Cash and banks:
Cash on hand	U$S	130	3,757	Ps.	485	Ps.	853
Cash on hand	Euros	5	5,268		28		44
Cash on hand	Reales	2	1,750		4		28
Cash on hand	Libras	1	6,177		5		5
Cash on hand	Pesos Uruguayos	4	0,162		1		1
Bank accounts	U$S	10,807	3,757		40,600		112,436
Bank accounts	Euros	450	5,268		2,370		2,088
Checks to be deposited	U$S	13	3,757		48		30
Investments:
Government bonds	U$S	4	3,757		14		53
U.S. Treasury bonds	U$S	—	—		—		24,448
Mutual funds	U$S	34,098	3,757		128,107		83,207
Time deposits and money markets	U$S	—	—		—		33,831
Shares of public companies	U$S	5,750	3,757		21,603		—
Accounts receivable, net	U$S	6,968	3,757		26,179		6,100
Accounts receivable, net	Pesos Uruguayos	129	0,162		21		7
Related Parties	U$S	100	3,757		374		298
Other receivables and prepaid expenses:
Metropolitan 885 Third Ave. LLC, put option	U$S	11,819	3,797		44,877		—
Related parties	U$S	2,863	3,757		10,758		(29)
Receivables from the sale of shares	U$S	18,803	3,757		70,642		27,527
Prepaid expenses	U$S	4,306	3,757		16,177		367
Guarantee of defaulted credits	U$S	1,120	3,757		4,206		457
Guarantee deposits	U$S	3	3,757		12		10
Others	U$S	258	3,757		969		851
Others	Reales	—	—		—		1

Total current assets					367,480		292,613

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	600	3,757		2,254		2,388
Accounts receivable, net	U$S	365	3,757		1,373		1,095
Other receivables and prepaid expenses:
Related parties	U$S	—	—		—		1
Guarantee of defaulted	U$S	—	—		—		3,178
Others	U$S	46	3,757		174		1,862

Total non-current assets					3,801		8,524

Total assets as of June 30, 2009				Ps.	371,281

Total assets as of June 30, 2008						Ps.	301,137

(i)	Official exchange rate prevailing as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2009		2008
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	537	3,797	Ps.	2,040	Ps.	21,507
Trade accounts payable	Euros	—	—		—		34
Related parties	U$S	143	3,797		542		856
Mortgage payables	U$S	508	3,797		1,930		2,919
Advances from customers	U$S	3,371	3,797		12,800		25,360
Short-Term debt	U$S	27,172	3,797		103,171		82,257
Other liabilities:
Liabilities from the purchase of shares	U$S	20,772	3,797		78,870		779
Guarantee deposits	U$S	576	3,797		2,187		1,894

Total current liabilities					201,540		135,606

Non-current liabilities
Trade accounts payable	U$S	—	—		—		5,445
Mortgage payables	U$S	—	—		—		1,538
Advances from customers	U$S	14,965	3,797		56,822		13,727
Long-Term debt	U$S	263,249	3,797		999,557		982,448
Other liabilities:
Loans with shareholders of related parties					13,290		10,588
Guarantee deposits	U$S	1,129	3,797		4,286		3,600

Total non-current liabilities					1,073,955		1,017,346

Total liabilities as of June 30, 2009				Ps.	1,275,495

Total liabilities as of June 30, 2008						Ps.	1,152,952

(i)	Official exchange rate prevailing as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

f. Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of consumer financing		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2009		Total as of June 30, 2008		Total as of June 30, 2007
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	24,556	Ps.	—	Ps.	—	Ps.	24,556	Ps.	19,430	Ps.	16,395
Fees and payments for services		53		436		—		4,595		6,962		6,929				(6,929)		30,159		11,584		—		53,789		64,395		42,330
Salaries and bonuses		300		948		—		36,034		29,458		60,334		6,322		(66,656)		45,234		40,678		—		152,652		147,188		109,877
Social security contributions		—		—		—		9,072		—		—		—		—		2,465		913		—		12,450		9,994		7,837
Depreciation and amortization		109,630		576		—		13,951		2,686		1,430		—		(1,430)		5,716		2,413		—		134,972		115,207		98,049
Maintenance of building		16,533		1,904		—		5,945		701		45,125		251		(45,376)		1,606		825		—		27,514		22,433		38,759
Mail and telephone		76		—		—		4,045		—		5,996		—		(5,996)		655		181		—		4,957		4,581		3,611
Travel expenses		—		5		—		—		—		7		—		(7)		1,023		—		—		1,028		832		1,503
Advertising		—		—		—		—		—		79		57,503		(57,582)		—		23,531		—		23,531		37,375		31,720
Lease expense		—		—		—		—		—		2,505		96		(2,601)		1,892		3,504		—		5,396		3,148		2,201
Commissions and property sales charges		—		4,305		—		4,316		60,927		6		—		(6)		1,859		3,502		—		74,909		53,199		27,799
Freight and transportation		—		14		—		441		1,135		2,308		238		(2,546)		1,378		1,651		—		4,619		4,940		3,954
Taxes, rates and contributions		503		242		—		12		18,089		26,284		2,033		(28,317)		19,251		41,723		—		79,820		44,941		27,376
Subscriptions and publications		—		2		—		—		—		188		—		(188)		502		—		—		504		322		166
Interest and index – adjustment		—		—		—		—		—		41		—		(41)		—		—		130,327		130,327		97,933		66,622
Bank charges		—		21		—		—		—		60		—		(60)		2,805		—		—		2,826		6,599		5,006
Safe deposits box		—		—		—		—		—		—		—		—		352		—		—		352		466		530
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		92,204		—		92,204		62,900		26,110
Food and beverages		—		—		—		10,189		—		—		—		—		—		—		—		10,189		7,248		8,882
Insurances		—		28		—		84		1,603		1,771		24		(1,795)		1,798		1,872		—		5,385		4,837		3,672
Surveillance		—		279		—		—		—		3,719		—		(3,719)		1,435		—		—		1,714		1,239		783
Training courses		—		1		—		37		—		14		2		(16)		172		222		—		432		150		327
Gross sales tax		—		—		—		—		—		25		—		(25)		—		8,418		—		8,418		38,951		40,027
Contingencies		—		—		—		—		—		—		—		—		—		—		—		—		99		—
Personnel		—		9		—		—		1,005		3,972		504		(4,476)		1,191		1,305		—		3,510		3,880		3,796
Training expenses		—		—		—		—		—		—		—		—		—		—		—		—		1,258		—
Unrecovered expenses		10,146		—		—		—		—		738		—		(738)		—		—		—		10,146		13,182		—
Expenses recovery		—		—		—		—		—		(162,776)		(67,141)		229,917		—		—		—		—		—		—
Change for contingencies for lawsuits		1,007		—		—		—		—		—		—		—		599		—		—		1,606		2,036		324
Other		104		3		253		10,168		128		1,245		168		(1,413)		2,681		1,675		4,869		19,881		14,666		10,885

Total as of June 30, 2009	Ps.	138,352	Ps.	8,773	Ps.	253	Ps.	98,889	Ps.	122,694	Ps.	—	Ps.	—	Ps.	—	Ps.	147,329	Ps.	236,201	Ps.	135,196	Ps.	887,687

Total as of June 30, 2008	Ps.	124,993	Ps.	4,678	Ps.	529	Ps.	84,220	Ps.	103,587	Ps.	—	Ps.	—	Ps.	—	Ps.	122,121	Ps.	247,297	Ps.	96,004			Ps.	783,429

Total as of June 30, 2007	Ps.	107,063	Ps.	2,728	Ps.	1,505	Ps.	69,216	Ps.	59,712	Ps.	—	Ps.	—	Ps.	—	Ps.	102,827	Ps.	168,848	Ps.	66,642					Ps.	578,541

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2009 and 2008 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2009 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

As describe in note 21 to these financial statements, there are certain aspects that had been observed by the BCRA related mainly to the accounting and regulatory treatment of certain derivative financial instruments. At the date of this report, there is uncertainty as to how these matters shall be finally resolved and their impact on the financial statements and technical ratios.

Price Waterhouse & Co S.R.L.

Diego Sisto

Partner

Buenos Aires, Argentina

August 7, 2009, except for notes 34, 35 and 36 as to which the date is December 22, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2009	2008
ASSETS
Cash and due from banks	Ps. 95,335	Ps. 84,723
Banks and correspondents	1,132,566	562,968

	1,227,901	647,691
Government and corporate securities (Note 8)	1,483,079	1,091,604
Loans (Note 9)
Mortgage loans	2,078,621	2,205,418
Other loans	2,407,457	2,361,411

	4,486,078	4,566,829
Plus: Accrued interest receivable	53,164	48,555
Less: Allowance for loan losses (Note 10)	(235,713)	(214,551)

	4,303,529	4,400,833
Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements	1,288,305	1,433,201
Amounts receivable under derivative financial instruments (Note 21)	1,153,430	1,292,449
Loans in trust pending securitization	61,286	70,361
Amounts receivable under reverse repurchase agreements of government and corporate securities	98,401	2,460
Receivable from Argentine Government compensatory and hedge bonds (Note 2.2)	—	255,173
Other (Note 11)	865,070	745,758

	3,466,492	3,799,402
Plus: Accrued interest receivable	8,442	10,028
Less: Allowance for loan losses (Note 10)	(55,373)	(18,490)

	3,419,561	3,790,940
Investments in other companies	66	66
Miscellaneous receivables (Note 12)	1,287,077	454,527
Bank premises and equipment (Note 13)	106,905	111,064
Miscellaneous assets (Note 14)	16,201	14,278
Intangible assets (Note 13)	63,561	60,196
In-process items	1,560	1,133

Total Assets	Ps.11,909,440	Ps.10,572,332

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of June 30, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2009		2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	68,853	Ps.	40,287
Saving accounts		215,598		178,062
Time deposits		3,019,774		1,657,346
Other deposit accounts		62,695		32,390

		3,366,920		1,908,085
Plus: Accrued interest payable		45,310		18,228

		3,412,230		1,926,313
Other liabilities from financial transactions
Other banks and international entities (Note 17)		96,549		61,072
Bonds (Note 18)		2,989,203		3,210,224
Argentine Central Bank (Note 16)		20,697		239,104
Amounts payable under derivative financial instruments (Note 21)		999,458		975,606
Borrowings under repurchase agreements collateralized by government securities		1,113,288		955,173
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		96,543		3,142
Collections and other transactions on behalf of third parties		15,376		69,600
Other		153,054		116,286

		5,484,168		5,630,207
Plus: Accrued interest payable		67,168		66,574

		5,551,336		5,696,781
Miscellaneous liabilities
Taxes		23,421		11,561
Sundry creditors (Note 23)		56,662		44,958
Other (Note 23)		25,921		22,701

		106,004		79,220

Reserve for contingencies (Note 15)		138,971		182,428

In-process items		1,281		2,481

Minority interests		36,881		33,375

Total Liabilities		9,246,703		7,920,598

SHAREHOLDERS’ EQUITY
Common stock		1,428,900		1,500,000
Treasury stock		105,091		—
Inflation adjustment of common stock		683,124		717,115
Reserves		397,908		143,912
Retained earning		47,714		290,707

Total Shareholders’ Equity		2,662,737		2,651,734

Total Liabilities and Shareholders’ Equity	Ps.	11,909,440	Ps.	10,572,332

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009		2008		2007
Financial income
Interest on loans and other receivables from financial transactions	Ps.	938,895	Ps.	485,931	Ps.	547,246
Income from government and corporate securities		75,037		204,973		330,598
Other		2,227		5,687		4,376

		1,016,159		696,591		882,220
Financial expenses
Interest on deposits and other liabilities from financial transactions		573,582		527,924		354,969
Contributions and taxes on financial income		41,726		22,769		19,697

		615,308		550,693		374,666
Provision for loan losses (Note 10)		209,844		149,861		43,673

Income from services
Insurance premiums		107,946		97,899		76,999
Commissions (Note 24)		168,570		131,068		64,044
Other (Note 24)		112,337		60,474		19,318

		388,853		289,441		160,361
Expenses for services
Insurance claims		10,517		7,870		7,172
Commissions (Note 24)		105,612		85,719		64,653
Contributions and taxes on income from services		11,117		6,354		3,179

		127,246		99,943		75,004
Administrative expenses
Salaries and social security contributions		222,559		160,618		111,364
Advertising expenses		7,880		16,350		20,914
Value added tax and other taxes		19,757		21,763		16,987
Directors’ and Syndics’ fees		8,965		5,726		17,541
Fees for administrative services		77,249		74,598		37,744
Maintenance and repairs		9,657		7,573		4,938
Electricity and communications		18,794		16,584		10,885
Depreciation of bank premises and equipment		14,366		11,506		6,695
Rent		14,197		11,484		4,803
Other		62,847		62,258		38,942

		456,271		388,460		270,813

Net (loss) income from financial transactions	Ps.	(3,657)	Ps.	(202,925)	Ps.	278,425

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009	2008	2007
Miscellaneous income
Penalty interest	11,269	6,749	6,437
Loans recoveries	125,612	153,983	220,745
Other (Note 25)	33,224	23,341	4,642

	170,105	184,073	231,824
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	44,671	11,155	127,046
Other (Note 25)	56,282	20,267	23,398

	100,953	31,422	150,444

Income (loss) before income taxes and minority interests	65,495	(50,274)	359,805

Income taxes (Note 27)	11,512	3,734	1,007
Minority interests	(3,520)	(5,554)	(907)

Net income (loss) for the period	50,463	(59,562)	357,891

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)	Paid in capital	Treasury stock (Note 29)	Inflation adjustment of common stock (Note 29)	Reserves		Retained earnings / (Accumulated deficit)	Total shareholders’ equity
					Legal (Note 29)	Voluntary (Note 29)
Balance as of June 30, 2006	Ps.1,500,000	Ps. 1	Ps. —	Ps. 1,797,623	Ps.1,022,078	Ps. 169,608	Ps.(2,135,905)	Ps.2,353,405

Absorption of accumulated deficit approved by the General Shareholders’ Meeting held on July 21, 2006	—	(1)		(1,080,508)	(1,022,078)	(169,608)	2,272,195	—
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 12, 2007—Legal Reserve	—	—		—	68,868	—	(68,868)	—
Net income for the period	—	—		—	—	—	357,891	357,891

Balance as of June 30, 2007	Ps.1,500,000	Ps. —	Ps. —	Ps. 717,115	Ps. 68,868	Ps. —	Ps. 425,313	Ps.2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008—Legal Reserve	—	—		—	75,044	—	(75,044)	—
Net loss for the period	—	—		—	—	—	(59,562)	(59,562)

Balance as of June 30, 2008	Ps.1,500,000	Ps. —	Ps. —	Ps. 717,115	Ps. 143,912	Ps. —	Ps. 290,707	Ps.2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009—Legal Reserve	—	—		—	253,996	—	(253,996)	—
Board Meeting 243 held on January 21, 2009							(39,460)	(39,460)
Treasury stock (Note 29.a.)	(71,100)		105,091	(33,991)	—	—	—	—
Net income for the period	—	—		—	—	—	50,463	50,463

Balance as of June 30, 2009	Ps.1,428,900	Ps. —	Ps.105,091	Ps. 683,124	Ps. 397,908	Ps. —	Ps. 47,714	Ps.2,662,737

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009		2008		2007
Cash flows from operating activities:
Net income (loss)	Ps.	50.463	Ps.	(59,562)	Ps.	357,891
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		254,515		161,016		170,719
Net gain on investment government securities		(52,145)		(94,929)		(138,070)
Gain on derivative financial instruments		(43,550)		(112,934)		(81,935)
Depreciation and amortization		26,937		19,254		10,000
Net gain on sale of premises and equipment and miscellaneous assets		(16,581)		(5,775)		(2,806)
Net Indexing (CER and CVS) of loans and deposit .		89,626		69,112		137,689
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		36,766		26,860		9,614
Loss on sale of the equity investment		—		—		16,466
Minority interest		3,520		5,554		907
Net change in trading investments		(581,347)		392,838		64,271
Net reverse repurchase agreements of government and corporate securities		207,041		(180,839)		(29,192)
Net change in other assets		(1,086,227)		171,676		(301,530)
Net change in other liabilities		(186,617)		(141,733)		(120,038)

Net cash (used in) provided by operating activities		(1,297,599)		250,538		93,986

Cash flows from investing activities:
Increase/(Decrease) in loans, net		17,681		(920,684)		(1,149,879)
Proceeds from securitization of consumer loans		—		50,514		117,115
Proceeds from maturities of investments		535,131		499,116		540,669
Sales of investments in other companies		—		—		9,272
Proceeds from sale of premises and equipment		4,887		5,468		21,463
Purchases of premises and equipment, miscellaneous and intangible assets		(33,552)		(57,421)		(66,427)

Net cash provided by (used in) investing activities		524,147		(423,007)		(527,787)

Cash flows from financing activities:
Increase in deposits, net		1,458,835		1,043,585		254,477
Proceeds from issuance of bonds, notes and other long term debts		—		—		461,205
Principal payments on bonds, notes, and other debts		(221,987)		(293,316)		(442,359)
Increase/(Decrease) in borrowings, net		36,443		(254,193)		159,086

Net cash provided by financing activities		1,273,291		496,076		432,409

Net increase/(decrease) in cash and cash equivalents		499,839		323,607		(1,392)
Cash and cash equivalents at the beginning of the period		647,691		327,673		327,856
Effect of foreign exchange changes on cash and cash equivalents		80,371		(3,589)		1,209

Cash and cash equivalents at the end of the period	Ps.	1,227,901	Ps.	647,691	Ps.	327,673

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	27,588	Ps.	5,965	Ps.	69,366
Cash paid for presumptive minimum income tax		18,765		26,197		15,432
Non-cash transactions involving securitizations		—		8,914		28,757

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2009 are as follows:

Issuing Company	% of participation
BHN Sociedad de Inversión Sociedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

All significant intercompany accounts and transactions have been eliminated in consolidation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d.	Presentation of financial statements in constant argentine pesos

The financial statements have been adjusted for inflation in conformity with the guidelines set in Communication “A” 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution N° 388 of the Argentine Central Bank’s Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication “A” 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation in accordance with the rules issued in due time by the Argentine Central Bank using the adjustment coefficient derived from the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication “A” 3921 of the BCRA, the restatement of the financial statements was discontinued as from March 1, 2003.

2.	Economic and social situation prevailing in Argentina

2.1	Current economic situation

Over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting during 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government are showing a significant recovery in value during 2009.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905—Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

—	National Government Compensating Bond in US dollars, due 2012: Compensatory bond—difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 = US$ 1 rate: US$ 374,647 thousand (consolidated amount).
—	National Government Hedge Bond in US dollars, due 2012: Hedge Bond—difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,729 thousand (consolidated amount).

In September 2002 and October 2005 the Argentine Central Bank credited US$ 356,015 thousand and US$ 16,761 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Between September 2005 and January 2006, hedge BODEN 2012 for US$ 773,531 thousand were subscribed.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2009 there was no amount of hedge bond to be received pending of delivery.

Mortgage refinancing system

On November 6, 2003, Law 25798, regulated by Decree N° 1284/03, established the creation of a system for the refinancing of mortgage loans and of a restructuring unit for the purpose of analyzing loans arranged prior to the application of the Convertibility Law 23928.

On December 12, 2006, the National Congress approved Law 26177 modifying the Mortgage Refinancing System. The new law establishes the Restructuring Unit, which will be in charge of the analysis and proposal of refinancing of mortgage loans agreed among awardees and the ex Banco Hipotecario Nacional, settled before the Convertibility Law (Law 23928).

On November 21, 2007, National Congress through Law N° 26313, established a mandatory procedure for restructuring mortgage loans included in Section 23 of Law 25798, pursuant to the guidelines of Law 26177. For such purpose, a new calculation of some mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991 was established. On December 19, 2008, through Decree 2107/08 the government issued regulations explaining its application. This law applies only to

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

non-performing mortgage loans granted before April 1, 1991 and requires a new balance calculation for loans affected. Banco Hipotecario SA, as legal successor to the former Bank, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2009, the face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

4.	Exposure to the Public Sector

As of June 30, 2009, the Bank maintains Ps. 2,941,494, in government-related assets:

a)	Government securities for Ps. 962,180 (excluding Argentine Central Bank Bills).
b)	Loans to the national, provincial and municipal governments for Ps. 75,510.
c)	Other receivables for financial transactions for Ps. 1,271,929 to BODEN 2012 of which Ps. 1,242,426 corresponds to repo transactions and Ps. 29,503 corresponds to OCT transactions.
d)	Miscellaneous receivables of Ps. 631,875 related to BODEN 2012 of which Ps. 19,410 deposited as collateral for the currency swap transaction and Ps. 612,465 are given as collateral for repo transactions.

As of June 30, 2009, the Bank has Ps. 20,654 in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,920,840 and Ps. 2,526,723 at June 30, 2009 and 2008, respectively.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 5.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

As of June 30, 2009 the Bank’s exposure to the public sector represents 24.5% of its total assets.

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

5.2. Government and Corporate Securities

Held for investment

BODEN US$ 2012 received as compensatory bonds, are recognized at their technical value (the adjusted balance of each instrument according to contractual conditions), in accordance with the rules issued by the BCRA.

The government securities are reclassified as “Investment Securities” have been recognized at their carrying value as of September 30, 2008, and they increase monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps. 2014, are classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Held for trading – quoted

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Held for trading – unquoted

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are recorded at their average book value (for those securities that would be used as collateral for the subscription of Hedge Bonds, as of June 30, 2008) or the higher value arising from comparing the listed value as of the measurement date and the book value as of January 31, 2009, net of contra accounts and financial services collected since such date (for the other securities) as required by the BCRA.

Discount Bonds exchanged for sovereign debt have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

The unlisted Government securities, Argentine Central Bank debt instruments and corporate securities have been recognized at the acquisition cost subject to an exponential increase based on the internal rate of return.

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER, and CVS, where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector has been recorded at their net book value as of January 31, 2009, net of contra accounts and financial services collected after that date.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Interest is recognized on a cash basis on past due loans of more than 90 days, after reducing the balance of accrued interest.

5.5. Derivative Financial Instruments

Currency swap are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or Pesos plus CER, as applicable, minus the accrual of interest payable in US dollar (both derived from the current coupon of the swap).

Interest rate swaps to hedge against the rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

At June 30, 2008, the CER swap, linked to Secured loans due in 2008 and External Debt transaction, has been recorded in accordance with unsettled balances of the agreed upon lending and borrowing interests rates (Note 21.6).

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

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2009 and 2008, cover the minimum reserves required by the BCRA, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans and the changes in certain estimates related to the loan portfolio.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of the individual project financed by the Bank.

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2009 and 2008 the Bank has recorded in memorandum accounts Ps. 923,644 and Ps. 836,993, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

Through Communications “4648”, supplementary rules and amendments, the BCRA established new application regulations for the classification and provisioning of refinanced consumer loan portfolios. For such purpose, as from November 27, 2007, consumer loans refinancing will generate the freezing

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

of the debtor classification and provision before refinancing. Furthermore, as from March 1, 2008, the aforementioned regulations are in force, and their main effects are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she will be reclassified in the category corresponding to said default, as if it was real.

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and Ps.10,513 as of June 30, 2009 and 2008, respectively.

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

All the loans in trust at June 30, 2009 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

5.13. Other Financial Instruments

In order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 675,950 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2. Government and Corporate Securities—Held for Investment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2009, the Bank recorded Ps. 45,878 (asset position) as reverse repurchase agreements involving government securities.

5.14.	Miscellaneous receivables

BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2. Government and Corporate Securities—Held for Investment.

5.15.	Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

		June 30
	%	2009		2008
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	36,880	Ps.	33,374

Total		Ps.	36,881	Ps.	33,375

5.16.	Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2009, 2008 and 2007, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.20.	Personnel benefits

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.21.	Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2009 presentation.

5.22.	Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.23.	Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

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

Valuation criteria

a)	Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2009 and 2008, the Bank carries the government securities received and to be received in the “Government Securities”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02 and recorded at their technical value.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

c)	Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2009 and 2008 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued those assets at the lower of present or technical value, as established by the BCRA, except for those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02, as of June 30, 2008 which was recorded at their technical value. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period or fiscal year, except there is a possibility and intention to carry them until maturity.

Discount Bonds have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Ps. Badlar + 275 bps. 2014, classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under professional accounting standards those bonds should be value at their quotation value less estimates selling expenses.

d)	Derivatives

Under Argentine Banking GAAP, derivatives financial instruments have been valued according to the criterion described in Note 5.5. Under Argentine GAAP, the derivatives financial instruments must be recorded at fair value.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

f)	Financial Trusts

Under Argentine Banking GAAP, the certificates of participation in financial trusts have been valued according to the equity method of accounting. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest and less the negative amount of the equity method applied to the certificates of participation, when applicable. Under Argentine GAAP the certificates of participation and debt securities must be recorded at the lesser of the amortized cost and the fair value.

g)	Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAP, certain items for commissions, fees, charges and costs incurred in connection with loans or credit cards, should be capitalized according to future income. This criterion is not applied under Argentine Banking GAAP.

7.	Restricted Assets

At June 30, 2009, the Bank has deposited Ps. 235,454 (in US$) and BODEN 2012 for Ps. 631,875 as collateral for the currency swap and repo transactions. At June 30, 2008, the Bank has deposited BODEN 2012 for Ps. 131,548 as collateral for the currency swap transaction.

As of June 30, 2009, the Bank maintains deposits amounting to Ps. 122,987 in NOBAC and Ps. 29,503 in BODEN 2012 as collateral for OTC transactions.

As of June 30, 2009, BACS Banco de Crédito y Securitización SA maintains deposits to Ps. 22.208 in BOGAR and Mortgage loans, as collateral for the advance received from Central Bank.

As of June 30, 2009, the Bank has judicial deposits for Ps. 5,293 and US$ 3,596 thousand as down payment and price balance for the purchase of a real property previously owned by LUA Seguros, sold in a judicial auction conducted as part of the liquidation proceedings of the referred company, until a nullity claim is resolved upon.

As of June 30, 2009, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores SA Sociedad de Bolsa (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the “Warehousing Credit Line Agreement” executed with International Finance Corporation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the development of such balances for each swap transaction:

	30/06/2008		30/06/2009		30/09/2009
Transaction	US$	BD 2012 (Face Value)	US$	BD 2012 (Face Value)	US$	BD 2012 (Face Value)
Swaps Euro/US$	—	18.675	12.425	7.675	12.425	—
Swaps CER/US$	—	32.063	10.750	5.963	10.750	—
Swap PG	—	18.000	—	—	—	—

Total	—	68.738	23.175	13.638	23.175	—

Total in pesos	—	131.548	87.955	19.410	89.056	—

8.	Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2009		2008
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.	263,780	Ps.	505,797
Argentine government bonds (denominated in Pesos)		431,173		—

Held for Trading
— Quoted
Argentine government bonds (denominated in Pesos)		41,700		111,795
Argentine government bonds (denominated in US$)		121,212		—
Corporate equity securities (denominated in Pesos)		26,913		85,497
Argentine Central Bank bills—Lebacs (denominated in Pesos)		360,110		117,879
Corporate equity securities (denominated in US$)		33,776		40,638
— Unquoted
National and Guaranteed government bonds (denominated in Pesos)		204,415		229,998

Total	Ps.	1,483,079	Ps.	1,091,604

(*)	As of June 30, 2009 and 2008 the bank has registered Ps. 1,874,301 and Ps. 1,564,749, respectively, in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2009		2008
Non-financial public sector	Ps.	73,455	Ps.	95,002
Financial sector		5,625		28,798
Non-financial private sector
With preferred guarantees (a)		2,081,545		2,206,943
Without preferred guarantees (b)		2,325,453		2,236,086
Accrued interest receivable		53,164		48,555
Reserve for loan losses (see Note 10)		(235,713)		(214,551)

Total	Ps.	4,303,529	Ps.	4,400,833

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Includes personal loans for Ps. 580,892 and Ps. 839,640, credit cards loans for Ps. 879,535 and Ps. 766,415, overdraft facilities Ps. 345,229 and Ps. 261,651 and other loans for Ps. 519,797 and Ps. 368,380, as of June 30, 2009 and 2008, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

a)	Loans:

	June 30,
	2009	2008
Balance at beginning of period	Ps. 214,551	Ps. 136,120
Provision charged to income	209,844	147,656
Loans charged off	(188,682)	(69,225)

Balance at end of period	Ps. 235,713	Ps. 214,551

b)	Loans in trust pending securitization (Note 5.9):

	June 30,
	2009	2008
Balance at beginning of period	Ps. 16,162	Ps. 34,684
Provision charged to income	—	2,205
Loans charged off	—	(20,727)

Balance at end of period	Ps. 16,162	Ps. 16,162

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2009		2008
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	529,833	Ps.	718,139
Unsecured guarantees (1)		2,945,101		3,091,291

Subtotal		3,474,934		3,809,430
Less: Allowance for losses		(55,373)		(18,490)

Total	Ps.	3,419,561	Ps.	3,790,940

(1)	Includes Ps.1,288,305 and Ps.1,433,201 of Securities receivables under repurchase agreements of BODEN 2012 and Ps.1,153,430 and Ps.1,292,449 of Amounts receivable under derivative financial instruments, as of June 30, 2009 and 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2009		2008
Subordinated mortgage-backed bonds	Ps.	295,692	Ps.	214,745
Certificates of participation		178,085		180,860
Bonds held in the Bank’s portfolio (1)		111,987		164,856
Treasury shares receivable (See Note 29)		—		80,343
Bonds unquoted		64,786		—
Collateral for OTC transactions		152,490		69,578
Other		62,030		35,376

Total	Ps.	865,070	Ps.	745,758

(1)	The Bank carries long-term Negotiable Obligations for Ps. 83,361 and Ps. 119,778 as of June 30, 2009 and 2008, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2009		2008
Withholdings, credits and prepaid income tax	Ps.	9,665	Ps.	5,926
Receivables from governmental entities		596		488
Recoverable expenses, taxes, and advances to third parties		60,017		3,421
Attachments for non-restructured ON		50,765		66,475
Guarantee deposit (1)		867,329		131,548
Presumptive minimum income – Credit tax (Note 28)		122,850		104,085
Receivables from master servicing activities		10,111		6,196
Other Directors fees		2,044		1,367
Loans to Bank staff		93,393		73,691
Other		73,339		64,498

Subtotal		1,290,109		457,695
Less: Allowance for collection risks		(3,032)		(3,168)

Total	Ps.	1,287,077	Ps.	454,527

(1)	As of June 30, 2009 guarantee deposits comprised Ps. 235,454 (in US$) and Ps. 631,875 to BODEN 2012 granted as collateral to deposit securing financial agreements. As of June 30, 2008, these deposits comprised Ps. 131,548 to BODEN 2012.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2009		2008
Land and buildings	Ps.	106,679	Ps.	106,479
Furniture and fixtures		26,337		24,947
Machinery and equipment		73,442		68,943
Other		3,057		3,023
Accumulated depreciation		(102,610)		(92,328)

Total	Ps.	106,905	Ps.	111,064

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2009		2008
Third parties fees, re-engineering, restructuring and capitalized software costs		63,561		60,196

Total	Ps.	63,561	Ps.	60,196

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2009		2008
Properties held for sale	Ps.	13,384	Ps.	11,622
Assets leased to others		4,862		5,977
Other		5,200		4,667
Accumulated depreciation		(7,245)		(7,988)

Total	Ps.	16,201	Ps.	14,278

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2009	2008
Legal Contingencies (1)	Ps. 96,641	Ps. 86,328
Incurred but not reported and pending insurance claims (2)	1,181	10,513
Contingency risks (3)	30,759	32,380
Tax Provision	10,390	6,073
Stock Appreciation Rights (StAR)	—	34,367
Directors Compensation Plan	—	12,767

Total	Ps. 138,971	Ps. 182,428

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2009 and 2008, it is composed of: Debts to insured for Ps. 1,181 and Ps. 1,900 (outstanding claims for Ps. 559 and Ps. 1,284, IBNR for Ps. 622 and Ps. 616), and, technical commitments for Ps. 163 (pending risks for Ps.163, without generating charges against the reserve for insufficient premiums), and Catastrophe Allowances for Ps. 8,450, both for June 30, 2008.
(3)	Comprised of:

	June 30,
	2009	2008
Contingency sale of non-performing mortgage portfolio	Ps 364	Ps. 1,000
Retirement plans	28,146	29,131
Municipality guarantee fund	2,249	2,249

Total	Ps. 30,759	Ps. 32,380

16. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2009	2008
Advances to be requested for the acquisition of the Hedge bond (1)	Ps. 20,654	Ps. 239,064
Other	43	40

Total	Ps. 20,697	Ps. 239,104

(1)	Accrued interest plus CER amounted to Ps.11,623 and Ps.137,989 at June 30, 2009 and 2008, respectively. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been paying the advances to be requested for the acquisition of the Hedge bond for a face value of US$ 832,825 thousand.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

			June 30,
Description	Annual interest rate	Maturity date	2009	2008
Warehousing Credit Line Agreement with IFC	8.60%	2009	46,341	42,360
Interbank loans in pesos	8.75%	2009	50,208	18,712

Total			96,549	61,072

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 thousand in two tranches of US$ 25,000 thousand for a term of three years. This debt was canceled on July 15, 2009.

18. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2009	2008
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	a	10.625%	—	272
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a	10.000%	7,864	10,322
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	a	12.250%	—	454
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a	12.625%	18,763	16,418
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a	9.000%	53	2,907
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a	10.750%	14,235	13,682
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a	9.000%	261	5,747
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a	8.000%	5,355	5,461
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	445,960	478,108
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	808,269	895,838
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	137,509	328,004
Series 4-Trnache II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	379,259	302,061
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	905,604	745,242
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	266,071	405,708

					2,989,203	3,210,224

(a)	fixed interest rate
(b)	variable interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2009:

Past due (*)	Ps.	46,531
June 30, 2010		516,917
June 30, 2011		767,614
June 30, 2012		250,846
June 30, 2013		250,846
Thereafter		1,156,449

Total	Ps.	2,989,203

(*)	Debtors who did not accept the restructuring process.

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

19. Prepayment of financial debt

On March 23, 2009, the Bank launched an offer to purchase in cash US dollar-denominated Negotiable Obligations due in 2010 for a principal amount of up to US$ 85,850 thousand and Argentine Peso-Linked Notes due in 2010 for a principal amount of US$ 53,772 thousand. The tender offer expired on April 23, 2009. As a result of this transaction, securities were bought back for US$ 16,424 thousand and US$ 9,690 thousand in connection with the Bank’s US dollar Negotiable Obligations and Argentine Peso-Linked Notes, respectively. Regarding to the tender offer of these series of Notes the Bank recognized a gain of Ps. 36,154.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. The following are the financial trusts outstanding as of June 30, 2009 and 2008:

Type of Contract	Notional Amount	Net Book Value Asset/(Liabilities)(a)	Amounts of Gain or (Loss) (b)			Fair Value
	2009	2009	2008	2009	2008	2009	2008
Cross Currency Swap (1) (c)	1,106,461	114,970	209,619	1,799	5,563	75,217	157,051
Credit Currency Swap (2) (c)	390,896	40,921	112,046	(11,677)	28,172	23,582	36,751
Interest Rate Swap (3) (d)	115,000	(183)	(420)	(2,049)	1,545	(5,826)	(12,217)
Futures (4) (c)	1,637,487	—	—	54,637	(58,419)	—	—
Currency Swap Contract (5) (c)	48,300	(1,510)	(539)	(1,830)	(551)	(1,510)	—
CER Swap Linked to Secured Loans and External Debt (6) (e)	—	—	1,217	—	—	—	(44,279)
Forward Contract (7) (c)	—	—	(206)	—	(390)	—	(4,189)

(a)	Balance Sheet location: Assets: “Other receivable from financial transactions—Amounts receivable under derivative financial instruments”. Liabilities: “Other liabilities from financial transactions—Amounts payable under derivative financial instruments”.
(b)	Statements of Income location: Gain: “Financial Income—Interest on loans and other receivables from financial transactions”. Loss: “Financial Expenses—Interest on deposits and other liabilities from financial transactions”.
(c)	Underlying: Foreign currency.
(d)	Underlying: Interest rate.
(e)	Underlying: Government securities.

1.	Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank’s results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars, guaranteed with BODEN 2012. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•	On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 125,010 thousand which due date shall be December 1, 2013.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 58,338 thousand which due date shall be December 1, 2013.

•	On July 25, 2007, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 25,002 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2009 amounts of Ps. 114,970.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

The net book value as of June 30, 2009 amounts of Ps. 40.921.

3.	Interest rate swaps: In order to partially cover the issuance of debt at fixed rate and giving consideration to the holdings of floating rate NOBAC, interest rate swap agreements have been subscribed through which the Bank receives a fixed rate (established in 9.35% and 10.20%) and pays a variable rate BADLAR. The due date of the last of these transactions shall be June 2010.

The net book value as of June 30, 2008 amounts of Ps. (183).

4.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

5.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date. On June July 17, 2009 this transaction was settled.

The net book value as of June 30, 2009 amounts of Ps. (1.510).

6.	CER Swap linked to Secured Loans due 2008 and External Debt: On February 23, 2007, as amended on August 8, 2008, the Bank entered into a currency swap contract with Deutsche Bank AG applying local legislation through which on an initial notional principal of Ps. 621,496 adjusted by CER an annual 4% rate is paid and an annual 4% annual rate with monthly exchanges is received. Amortization shall be carried out in 6 half-yearly installments as from June 2009, the last installment falling due on December 2011. The Swap’s objective is to adjust performance curves of Secured Loans adjusted by CER with local legislation and sovereign bonds with foreign legislation.

On January 29, 2009, the parties terminated this transaction by mutual agreement, without such termination qualifying as an early termination or other termination event contemplated in the agreements executed between them, the consideration payable between the parties being null, with no effects in the shareholders’ equity. Part of the collateral under this transaction was

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

restituted to the Bank, whereas the remaining collateral was reassigned to other derivative transactions.

Through memorandum N° 50/08 and 52/08, the BCRA’s board of inspectors made certain observations to the Swap PG08 transaction, as it noted certain regulatory non-compliances and their effect on the minimum capital requirements and credit risk fractioning prudential ratios incurred from the amendment dated August 8, 2008 until such transaction concluded on January 29, 2009. As a result, on August 7, 2009 the Board of Directors resolved to increase the minimum capital requirement by Ps. 2,047,289 on account of counterparty and public sector fractioning risk for a period of 5 months expiring on November 30, 2009. This situation resulted in a shortfall in the minimum regulatory capital of Ps. 562,052 as of September 30, 2009.

7.	Forward contracts: In order to balance its foreign currency global position, the Bank carried out forward transactions under which it commits to receive US dollars and deliver pesos. Within this framework, on March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The maturity date is March 23, 2046. On June 22, 2009 this transaction was settled.

Through memorandums N° 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some of the derivative instruments mentioned above. According to the Superintendency, these derivative instruments should be valued at fair value according to the criteria required by the Professional Accounting Standards. This position is not shared by this Bank, as was stated by it in its responses to the referred memorandums. As of June 30, 2009 the effect to recorded these derivatives instruments at fair value amounted Ps. 57,092. As of the date of these financial statements the Entity is drafting its response the last note referred to above. Accordingly, this issue is pending resolution.

22. Securitization of mortgage loans

The Bank created sixteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust, CHA VI Financial Trust, CHA VII Financial Trust and CHA VIII Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust (Cédulas Personales I Financial Trust) under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages or consumer and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN II—Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III—Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV—Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I—Issued on 02.15.2001 (*)
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61,088	—	—	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

Cedupe I Issued on 04.03.2008
Face value in Ps.	50,514	—	—	8,914	59,428
Declared Maturity Date	07.31.2010			11.30.2013

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

23.	Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2009		2008
Sundry creditors:
Accrued fees and expenses	Ps.	44,747	Ps.	34,210
Unallocated collections		2,947		1,518
Withholdings and taxes payable		6,611		6,361
Other		2,357		2,869

Total	Ps.	56,662	Ps.	44,958

Other:
Directors and Syndics accrued fees	Ps.	2,843	Ps.	7,757
Payroll withholdings and contributions		9,432		6,352
Gratifications		4,944		4,600
Salaries and social securities		8,702		3,992

Total	Ps.	25,921	Ps.	22,701

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24.	Income from Services and Expenses on Services

Income from Services—Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2009		2008		2007
Loan servicing fees from third parties	Ps.	9,316	Ps.	2,599	Ps.	1,830
Commissions from FONAVI		7,092		5,660		4,086
Commissions for credit cards		150,713		104,649		47,914
Other (1)		1,449		18,160		10,214

Total	Ps.	168,570	Ps.	131,068	Ps.	64,044

(1)	Includes Ps. 20,071 of Commissions for BHN Inversión SA as of June 30, 2008, and Ps. 11,950 of Commissions for technological services (MSI), as of June 30, 2006, respectively.

Other income from services is comprised of the following for each period:

	June 30,
	2009		2008		2007
Reimbursement of loan expenses paid by third parties	Ps.	65,512	Ps.	33,203	Ps.	12,995
Other		46,825		27,271		6,323

Total	Ps.	112,337	Ps.	60,474	Ps.	19,318

Expenses on Services—Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2009		2008		2007
Structuring and underwriting fees	Ps.	6,353	Ps.	8,209	Ps.	9,543
Retail bank originations		41		52		105
Collections		295		360		427
Banking services		91,582		63,066		46,339
Commissions paid to real state agents		7,341		14,032		8,239

Total	Ps.	105,612	Ps.	85,719	Ps.	64,653

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

25.	Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous incomes are comprised of the following for each year:

	June 30,
	2009		2008		2007
Income on operations with premises and equipment and miscellaneous assets	Ps.	16,581	Ps.	5,743	Ps.	939
Rental income		1,693		630		380
Bank loan interest		8,850		3,909		71
Recovery of guarantee funds		—		7,495		—
Other		6,100		5,564		3,252

Total	Ps.	33,224	Ps.	23,341	Ps.	4,642

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2009		2008		2007
Depreciation of miscellaneous assets	Ps.	443	Ps.	455	Ps.	417
Gross revenue tax		870		473		590
Other taxes		15,187		7,566		9,085
BOGAR valuation adjustment		20,062		—		—
Equity in loss of affiliates		—		—		6,141
Benefits prepayments		3,034		157		—
Donations		1,243		2,283		1,882
Allocation of mortgage loan relief fund		—		1,351		—
Other		15,443		7,982		5,283

Total	Ps.	56,282	Ps.	20,267	Ps.	23,398

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	904,388	29,520	3	933,911
Government and corporate securities	418,769	—	—	418,769
Loans	433,815	—	—	433,815
Other receivables from financial transactions	1,600,523	1,016,880	—	2,617,403
Miscellaneous receivables	879,087	4	—	879,091
In-process items	3	—	—	3

Total as of June 30, 2009	4,236,585	1,046,404	3	5,282,992

Total as of June 30, 2008	3.349,468	1,130,576	2	4,480,046

Liabilities:
Deposits	912,802	—	—	912,802
Other liabilities from financial transactions	4,022,625	980,195	—	5,002,820
Miscellaneous liabilities	1,490	2	—	1,492

Total as of June 30, 2009	4,936,917	980,197	—	5,917,114

Total as of June 30, 2008	4,262,541	938,209	—	5,200,750

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

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank has a tax net operating loss carry forward of Ps. 1,047,603 and Ps. 309,868 at June 30, 2009 and 2008, respectively.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. For financial entities, the taxable basis is 20% of their computable assets.

As accepted by the BCRA, at June 30, 2009 the Bank capitalized the Ps.122,850 tax credit corresponding to the fiscal years between 1999 and 2008.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999 (*)	4,441
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
(*) Amount covered by provisions.

29. Shareholders’ Equity

The following information relates to the statements of changes in the Bank’s shareholders’ equity.

(a)	Common Stock

Prior to June 30, 1997, the Bank’s capital stock consisted of assigned capital with no par value owned 100% by the Argentine government. In accordance with the by-laws approved as a result of the conversion of the Bank to a sociedad anónima, the Bank’s capital stock was established at Ps.1,500,000 and divided into four classes of ordinary common shares.

As of June 30, 2009, the Bank’s capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes

		1,500,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.

(c)	For so long as Class A Shares represent more than 42% of the Bank’s capital, the Class D Shares shall be entitled to three votes per share, except that holders of Class D Shares will be entitled to one vote per share in the case of a vote on: (i) a fundamental change in the Bank’s corporate purpose; (ii) a change of the Bank’s domicile to be outside of Argentina; (iii) dissolution prior to the expiration of the Bank’s corporate existence; (iv) a merger or spin-off in which the Bank is not the surviving corporation; and (v) a total or partial recapitalization following a mandatory reduction of capital.

(d)	By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004 (See 5.13), Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for the term and in the conditions prescribed by the Argentine Companies Law, in its Section 221.

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

Argentine Central Bank restricted the distribution of cash dividends and established that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank’s by-laws. The same treatment shall be given to government securities or debt securities issued by the BCRA valued in investment accounts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2009	Ps.	1,551,158	Ps.	2,620,335
June 30, 2008		1,677,311		2,641,937
June 30, 2007		1,874,897		2,689,044

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

Through memorandum N° 50/08 and 52/08, the BCRA’s board of inspectors made certain observations to the Swap PG08 transaction (Note 21.6), as it noted certain regulatory non-compliances and their effect on the minimum capital requirements and credit risk fractioning prudential ratios incurred from the amendment dated August 8, 2008 until such transaction concluded on January 29, 2009. As a result, on August 7, 2009 the Board of Directors resolved to increase the minimum capital requirement by Ps. 2,047,289 on account of counterparty and public sector fractioning risk for a period of 5 months expiring on November 30, 2009. This situation resulted in a shortfall in the minimum regulatory capital of Ps. 562,052 as of September 30, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2009 and 2008, the commitments to extend credit under these arrangements amounted to approximately Ps.24,170 and Ps.54,916, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2009 and 2008 amounts to Ps. 1,498,517 and Ps. 1,266,212.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 34,328 and Ps 52,782 as of June 30, 2009 and 2008, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 86,209 as of June 30, 2008, and ii) other guarantees provided not included for Ps.888,129 and Ps. 162,748 as of June 30, 2009 and 2008 respectively.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

33. Tax Claim

Through note N° 42/08 dated June 3, 2008, the “Federal Tax Commission” served the Bank notice about a Declaratory Order issued by Executive Committee N° 4, dated September 28, 2007, stating the following: i) Banco Hipotecario SA’s right to collect commissions on National Housing Fund resource transfers to the Provinces and to the Autonomous City of Buenos Aires expired on July 23, 2007, ii) this task shall be transferred to Banco Nación Argentina, and iii) Banco Hipotecario SA shall refrain from withholding such banking commission as from the day following notice thereof and shall credit the respective accounts with the commissions collected after July 23, 2007.

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

BACS Banco de Crédito y Securitización SA filed a claim against the tax authorities of the City of Buenos Aires challenging their decision to tax, inter alia, the equity gain derived from the receipt of the compensatory bonds delivered to the financial institutions under Decree 905/02 as compensation for the asymmetric pesification of assets and liabilities after the elimination of the convertibility system and the exchange differences mainly resulting from the revaluation of these and other assets originally denominated in foreign currency. The amount of the claim is Ps. 1,601 plus interest and penalties, for the 2002 and 2003 fiscal years.

On July 29, 2009 BACS filed with AGIP a petition to adhere to the Plan of Payment in Installments launched in the framework of Resolution N° 1489/09 of the Ministry of Economy of the Government of the City of Buenos Aires subject to the conditions laid down in the above-mentioned resolution in so far as it sets forth that in no way does the adhesion to the plan entail recognition of debt. As of the date hereof AGIP has not resolved to accept the petition filed by BACS.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank understands that the eventual effects of the resolution of this matters won’t have a significant impact on these financial statement.

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

In accordance with US GAAP, under SFAS N° 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” – FASB Codification 310-20 Non refundable fees and other costs, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

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

In accordance with US GAAP, specifically in the Emerging Issues Task Force N° 01-07 (“EITF 01-07”) – FASB Codification 310-20 Non refundable fees and other costs, satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life on the loan.

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

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

All large commercial loans which are considered impaired in accordance with SFAS N° 114, Accounting by Creditors for an Impairment of a Loan (“SFAS N° 114”), as amended by SFAS N° 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (“SFAS N° 118”) – FASB Codification 310-10 Overall, are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent.

As of June 30, 2009, 2008 and 2007, the result of applying SFAS N° 114, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (17,522), Ps. 1,119 and Ps. (8,878), respectively.

In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the SFAS 5 – FASB Codification 450-20 Loss Contingencies considerations.

As a result of the migration analysis, the Bank increase its loan losses reserves amounting Ps.98,158, Ps.93,145 and Ps.46,813, for 2009, 2008 and 2007, respectively.

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received. As of June 2009, 2008 and 2007, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. 114,137, Ps. 107,168 and Ps. 84,088, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

Currency swap are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or Pesos plus CER, as applicable, minus the accrual of interest payable in US dollar (both derived from the current coupon of the swap).

Interest rate swaps to hedge against the rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N° 133 as amended – FASB Codification 815-10 Overall, which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2009, 2008 and 2007 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (62,735), Ps. (188,599) and Ps. (50,188), respectively.

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 443,100, Ps. 1,048,000 and Ps. 1,047,000 at June 30, 2009, 2008 and 2007, respectively.

e. Compensatory and hedge bonds

In connection with the Bank’s right (but not the obligation) to purchase the hedge bond, under Argentine Banking GAAP the Bank has recognized it at their equivalent value as if the Bank had the associated bonds in their possession (technical value), and recognized the associated liability to fund the hedge bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in US dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2009 there was no amount of hedge bond to be received pending of delivery.

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 the amortized cost of the investment is greater than its fair value, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BODEN 2012	1,937,039	2,157,744	1,565,024	(372,015)	(592,720)	1,808,228	2,027,335	1,828,039	19,811	(212,577)

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BODEN 2012 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

f. Other government securities

—	Discount Bonds

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

As of June 30, 2009, 2008 and 2007 the Discount Bonds were considered available for sale securities for US GAAP purposes according with SFAS N° 115 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 and 2008 the fair value of the investment is less than its amortized cost, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	13,529	28,146	8,847	(4,682)	(19,299)	15,049	28,892	12,831	—	(16,060)

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

—	Bonar Bonds

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 5.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, these Bonds have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 310-10 Overall. As of June 30, 2009 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

—	Other Bonds

The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Central Bank, are considered as “trading securities” under US GAAP.

Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under US GAAP, these securities are value at its market value. Unrealized gain and losses are included in earnings.

	Shareholders’ equity Adjustment
	2009	2008
Discount Bonds	(19,299)	(16,060)
Bonar Bonds	95,314	—
Other Bonds	(4,028)	—

Total	71,987	(16,060)

g. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with SFAS N° 114 – FASB Codification 310-10 Overall.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with EITF 01-07 – FASB Codification 310-20 Nonrefundable Fees and Other Costs, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 the amortized cost of the investment is greater than its fair value, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
(In thousands of $)
BOGAR Bonds	116,973	175,661	98,684	(18,289)	(76,977)	131,554	200,732	145,040	13,486	(55,693)

A number of factors are considered in performing an impairment analysis of securities. Those factors include:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BOGAR Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS N° 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS N° 15”) FASB

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Codification 470-60 Troubled Debt Restructurings by Debtors, as the creditors made certain concessions due to the financial difficulties of the Company. SFAS N° 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for US GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for US GAAP purposes.

i. Securitization of mortgage loans

The Bank has securitized certain of their mortgage and personal loans originated by the retail banks on their behalf through the transfer of such loans to a special purpose trust which issues multiple classes of bonds and certificates of participation.

Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

Under US GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under US GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation N° 46 (R), the overall methodology for evaluating transactions and relationships under the variable interest entity (VIE) requirements includes the following two steps:

—	determine whether the entity meets the criteria to qualify as a VIE and,

—	determine whether the Bank is the primary beneficiary of the VIE.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In performing the first step the significant factors and judgements that were considered in making the determination as to whether an entity is a VIE include:

—

the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

—	the nature of the involvement with the entity;

—	whether control of the entity may be achieved through arrangements that do not involve voting equity;

—	whether there is sufficient equity investment at risk to finance the activities of the entity and;

—	whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.

For each VIE identified, the Bank performed the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

—	whether the variable interest absorbs the majority of the VIE’s expected losses;

—	whether the variable interest receives the majority of the VIE’s expected returns and:

—	whether the Bank has the ability to make decisions that significantly affect the VIE’s results and activities.

Based on the mentioned evaluation as of June 30, 2009 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans under BACS Funding I, BACS Funding II, BHSA I, BACS III, and Cédulas Personales I Financial Trusts and re-established its loan loss reserves under SFAS 5 – FASB Codification 450-20 Loss Contingencies. See Note 34.c. for allowance for loan losses.

On June 30, 2009 the Bank adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

		June 30, 2009
Cash and due from banks	Ps.	1,509
Loans (net of allowances)		67,571
Other assets		20,771

Total Assets	Ps.	89,851

Debt Securities	Ps.	39,961
Certificates of Participation		20,644
Other liabilities		29,246

Total Liabilities	Ps.	89,851

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s maximum loss exposure, which amounted to Ps. 69,207, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet.

The transfers of financial assets related to the creation of certain trusts were considered sales for US GAAP purposes under SFAS N° 140—FASB Codification 860-10 Overall and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under US GAAP.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20—FASB Codification 325-40 Beneficial Interests in Securitized Financial Assets and amendments.

The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

As of June 30, 2009 the Bank adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its transfers of financial assets:

—	The continuing involvement in these trusts is related to the acting as servicer of the Group securitized assets and the retained interest hold by the Bank through certificates of participation;

—	There were no restrictions on assets reported by an entity in its statement of financial position related to a transferred financial asset.

Based on the mentioned above as of June 30, 2009 the Bank recognized the following adjustments:

a)	The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 22. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2008 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b)	The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) considered sales under US GAAP and classified as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps. 15,452 is considered to have occurred and the beneficial interest have been written down to fair value, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2009 represents the new cost basis of these trusts.

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 1,356 has been recorded for US GAAP purposes.

j.	Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”—FASB Codification 480-10 Overall BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario SA (See Note 29.a.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized. As a consequence, the Bank derecognized the right to receive its shares mentioned above. Furthermore, during the year 2009, the Bank recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. This result of revaluation was reversed for US GAAP purposes.

k.	Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under US GAAP SOP 98-1—FASB Codification 350-40 Internal-Use Software, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

l.	Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with Statement of Accounting Standards N° 144, “Impairment of Long-lived Assets”—FASB Codification 360-10 Overall, such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2009 and 2008, no additional impairment was recorded in fixed and foreclosed assets, since the carrying amount of long lived assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Therefore the difference between Argentine Banking GAAP and US GAAP for the periods 2008 and 2009 is the different amount of depreciation.

m.	Minority Interest

This adjustment represents the effect on minority interest on the US GAAP reconciling items, as appropriate.

n.	Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For US GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

o.	Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS N° 60—FASB Codification 944-20 Insurance Activities.

Therefore, the technical reserves for the twelve month periods ended June 2007, 2008 and 2009 were adjusted for US GAAP.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

p.	Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in paragraph 12 of FAS 34—FASB Codification 835-20 Capitalization of Interest, the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes—FASB Codification 740-10 Overall, under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not that it will not be recoverable.

As of June 30, 2008, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believed was more likely than not that it will recover only the temporary differences, with future taxable income. Therefore, a valuation allowance was provided against the net operating tax loss carryforward.

As of June 30, 2009, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. Among other factors, the Bank considered that as of the date of the issuance of these financial statements, the taxable income, mainly due to the increase in the price of national government bonds, is consuming almost the entire tax loss carryfoward.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 224,316 and Ps. 185,466, as of June 30, 2009 and 2008, respectively.

Financial Accounting Standards Board (FASB) Interpretation N° 48 “Accounting for Uncertainty in Income Taxes”—FASB Codification 740-10 Overall, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) N 109—FASB Codification 740-10 Overall. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2009, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004-2009

r.	Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 33,933, Ps. 51,164 and Ps. 74,443, had US GAAP been applied at June 30, 2009, 2008 and 2007, respectively.

s.	Fair Value Measurements Disclosures

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007 and interim periods within these fiscal years, with early adoption permitted. SFAS 157:

—

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

—	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

—

Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

—	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Bank’s creditworthiness when valuing liabilities; and

—	Expands disclosures about instruments measured at fair value.

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

—	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

—

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents the financial instruments carried at fair value as of June 30, 2009, by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2009	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	162,912	162,912	—	—
BODEN 2012—Compensatory Bond	669,412	669,412	—	—
Provincial Public Debt—BOGAR	98,684	98,684	—	—
Other government securities	531,305	531,305	—	—
Instrument issued by the BCRA	360,110	360,110	—	—
Corporate securities	33,776	33,776	—	—

Securities receivable under repurchase agreements
Securities receivable under repurchase agreements—BODEN 2012	895,612	895,612	—	—

Subordinated mortgage backed bonds/Retained interests in securitizations
Subordinated mortgage backed bonds	242,741	—	—	242,741

Derivatives
Cross Currency Swap (Euro/Dollar)	76,242	—	—	76,242
Credit Currency Swap (Ps. CER/Dollar)	23,582	—	—	23,582

TOTAL ASSETS AT FAIR VALUE	3,094,376	2,751,811	—	342,565

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(1,025)	—	—	(1,025)
Interest rate Swaps	(5,826)	—	—	(5,826)

TOTAL LIABILITIES AT FAIR VALUE	(6,851)	—	—	(6,851)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2009 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Total Fair Value Measurements
	Net Derivative financial instruments			Available for sale securities
Balances as of June 30, 2009	Cross Currency Swaps (Euro/Dollar)	Credit Currency Swaps (pesos CER/dollar)	Interest rate Swap BADLAR	Subordinated mortgage backed bonds
Fair value, July 1, 2008	157,051	36,751	(12,217)	221,018
Total gains or losses (realized/unrealized)				21,723
Included in earnings	(81,834)	(13,169)	6,391	2,762
Included in other comprehensive income	—	—	—	18,961
Purchases, issuances and settlements	—	—	—	—
Transfers in to/ out of level 3	—	—	—	—

Fair value, June 30, 2009	75,217	23,582	(5,826)	242,741

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Gains and Losses
	Net Derivative financial instruments			Available for sale securities
Balances as of June 30, 2009	Cross Currency Swaps (Euro/Dollar)	Credit Currency Swaps (pesos CER/dollar)	Interest rate Swaps BADLAR	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2009:
Financial Income	(81,834)	(13,169)	6,391	2,762

Total	(81,834)	(13,169)	6,391	2,762

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

		June 30,
		2009	2008
Total shareholders’ equity under Argentine Banking GAAP	Ps.	2,662,737	2,651,734
US GAAP adjustments:
- Loan origination fees and costs	(a)	11,469	11,855
- Loan losses reserve	(c)	(194,773)	(201,432)
- Derivative Instruments	(d)	(62,735)	(188,599)
- Compensatory and Hedge Bonds	(e)	(592,720)	(212,577)
- Other government securities	(f)	71,987	(16,060)
- Provincial Public Debt	(g)	(76,977)	(55,693)
- Trouble debt Restructuring	(h)	(124,668)	(127,596)
- Securitization of mortgage loans	(i)	(76,554)	(69,355)
- Acquisition of treasury shares	(j)	—	(80,343)
- Intangible assets	(k)	(8,485)	(12,839)
- Impairment of fixed and foreclosed assets	(l)	(43,517)	(45,149)
- Minority Interest on US GAAP Adjustments	(m)	7,671	8,892
- Vacation provision	(n)	(8,313)	(6,783)
- Insurance technical reserve	(o)	(4,767)	(24)
- Capitalization of interest cost	(p)	1,638	1,541
- Deferred Income Tax	(q)	224,316	185,466

Total Shareholders’ Equity under US GAAP	Ps.	1,786,309	1,843,038

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

		June 30,
		2009	2008	2007
Net (loss) income as reported under Argentine Banking GAAP	Ps.	50,463	(59,562)	357,891
US GAAP adjustments:
- Loan origination fees and costs	(a)	(386)	2,603	2,495
- Public Sector Loan received from Bond Swap	(b)	—	—	23,326
- Loan losses reserve	(c)	6,659	(111,558)	(109,200)
- Derivative instruments	(d)	125,864	(138,411)	(32,101)
- Compensatory and Hedge Bonds	(e)	11,683	179,408	74,431
- Other government securities	(f)	(3,257)	(18)	411
- Provincial public debt	(g)	10,491	14,494	8,860
- Trouble debt Restructuring	(h)	2,928	30,993	11,314
- Securitization of mortgage loans	(i)	(2,279)	(21,802)	(14,708)
- Acquisition of treasury shares	(j)	40,883	138,929	(140,351)
- Intangible assets	(k)	4,354	(9,326)	(23)
- Impairment of fixed and foreclosed assets	(l)	1,632	1,441	2,790
- Minority interest on US GAAP Adjustments	(m)	2,707	3,519	(313)
- Vacation provision	(n)	(1,530)	(2,235)	(1,603)
- Insurance technical reserve	(o)	(4,743)	1,692	(4,010)
- Capitalization of interest of cost	(p)	97	70	508
- Deferred tax	(q)	38,850	(29,719)	209,166

Net income in accordance with US GAAP	Ps.	284,416	518	388,883

Basic and diluted net income per share in accordance with US GAAP		1.990	0.000	2.722
Average number of shares outstanding (in thousands)		1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2007	Ps.	2,109,199
Other comprehensive Income		(266,679)
Net income for the twelve month period in accordance with US GAAP		518

Balance as of June 30, 2008	Ps.	1,843,038
Other comprehensive Income		(341,145)
Net income for the twelve month period in accordance with US GAAP		284,416

Balance as of June 30, 2009	Ps.	1,786,309

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

	June 30,
	2009		2008		2007
Income Statement

Financial income	Ps.	1,202,472	Ps.	900,184	Ps.	813,402
Financial expenses		(615,308)		(550,693)		(374,666)
Net financial income		587,164		349,491		438,736
Provision for loan losses		(203,185)		(261,419)		(152,873)
Income from services		388,467		292,044		162,856
Expenses for services		(127,246)		(99,943)		(75,004)
Administrative expenses		(450,188)		(390,549)		(267,538)
Net income from financial transactions		195,012		(110,376)		106,177
Miscellaneous income		170,105		184,073		231,824
Miscellaneous expenses		(107,226)		(37,691)		(156,057)
Income before income taxes and minority interests		257,891		36,006		181,944
Income taxes		27,338		(33,453)		208,160
Minority interests		(813)		(2,035)		(1,221)

Net income under US GAAP		284,416		518		388,883

Other comprehensive income:
Unrealized gains on securities		(341,145)		(266,679)		128,302

Other comprehensive income		(341,145)		(266,679)		128,302

Comprehensive income	Ps.	(56,729)	Ps.	(266,161)	Ps.	517,185

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector—Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2009 and 2008, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2009		June 30, 2008
	Argentine Banking GAAP	US GAAP	Argentine Banking GAAP	US GAAP
Argentine provincial debt	175,661	98,684	200,733	145,040
Other Argentine public-sector receivables (1)	459,318	531,305	124,688	108,628
Compensatory bond received	2,157,744	1,565,024	2,027,335	1,828,039

Total	Ps.2,792,723	Ps.2,195,013	Ps.2,352,756	Ps.2,081,707

(1)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

As we mentioned in note 2.1, over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting during 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government are showing a significant recovery in value during 2009.

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

As of June 30, 2009, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 24.5% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2) Concentration of deposits

As of June 30, 2009 and 2008, the concentration of deposits is a follow:

	2009		2008
Number of customers	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	1,356,915	39.76%	134,144	6.96%
50 following largest customers	750,721	22.01%	276,134	14.33%
100 following largest customers	301,773	8.84%	290,478	15.09%
Rest of customers	1,002,821	29.39%	1,225,557	63.62%

Total	3,412,230	100%	1,926,313	100%

Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for US GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2009. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. During 2009, the portfolio quality of the private sector, overall, started to deteriorate. If market conditions, and economic uncertainties continue during 2009, it might result in higher credit losses and provision for credit losses in future periods.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of June 30, 2009 and 2008. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

35. ANSES—Master agreement

On May 13 and July 3, 2009, the Bank executed a Master Agreement with the Argentine Social Security Office (ANSES), whereby, under the provisions of Law 26425, the ANSES promised to provide an initial financing amount and subsequent disbursements aimed at financing the roll-out of the Bank’s Home Financing Plan, involving a total of up to 37,000 homes, over the next three years.

The disbursement amount committed by the ANSES for 2009 is US$ 300,000 thousand, a portion of which has already been disbursed.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

36. Subsequent events

36.1. Securitization of mortgage loans (See Note 22).

On August 28, 2009, CHA Series IX under “Cédulas Hipotecarias Argentinas”—program” was issued for a face value of Ps. 202,641. For purposes of covering potential fluctuations in the BADLAR rate at which the securities were issued, the Bank entered into a total return swap whereby it pays a variable BADLAR rate and receives a fixed rate (9.1%). This transaction is periodically settled to reflect financial flow differences without any exchange of the main securities. In addition, this transaction is not subject to early termination and no assets are given as collateral. Considering that the Entity holds all the participation certificates under the referred trust, a reserve has been set up to cover this investment in an amount corresponding to the valuation of the derivative instrument.

On August 28, 2009, CHA Series X under “Cédulas Hipotecarias Argentinas”—program” was issued for a face value of US$ 85,001 and Ps. 17,224. For purposes of covering potential fluctuations in the dollar exchange rate at which the securities were issued, the Bank entered into a total return swap whereby it pays a rate of 2% on a flow of dollars and receives a fixed rate on a flow of pesos (9.25%). This transaction is periodically settled to reflect financial flow differences without any exchange of the main securities. In addition, this transaction is not subject to early termination and no assets are given as collateral. Considering that the Entity holds all the participation certificates under the referred trust, a reserve has been set up to cover this investment in an amount corresponding to the valuation of the derivative instrument.

36.2. Sale of Tarshop’s shares.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes.

The purchase price is US$ 26.8 million, and Tarshop will grant certain customary indemnities in favor of BH. The payment is to be made as follows: (i) US$5.4 million upon execution of the stock purchase agreement and (ii) US$21.4 million five business days after the date on which the Central Bank of Argentina notifies the parties of its conditional or unconditional approval of the proposed transaction.

In compliance with the regulations of the Decree N° 677/01, our Audit Committee has been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length.

It must be noted that the transaction herein discussed is subject to the preparation, execution and delivery of definitive documentation and to the authorization of the Central Bank of Argentina.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheet of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of June 30, 2009, and the related consolidated statements of operations, changes in members’ capital (deficit) and cash flows for the twelve months ended June 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of June 30, 2009, and the results of their operations and their cash flows for the twelve months ended June 30, 2009 in conformity with accounting principles generally accepted in the United States.

/s/Cornerstone Accounting Group LLP

New York, New York

August 26, 2009

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

ASSETS
Real Estate, net	$140,672,193

Other Assets
Cash	1,389,684
Restricted cash	15,263,739
Accounts receivable	592,642
Prepaid expenses	4,563,446
Deferred rent receivable	5,859,114
Utility deposits	38,200
Deferred financing costs, net of accumulated amortization of $675,439	2,732,095
Deferred ground lease costs, net of accumulated amortization of $1,143,891	6,263,433
Deferred preferred equity interest costs, net of accumulated amortization of $933,436	188,241
Lease intangibles, net	51,236,213

$228,799,000

LIABILITIES AND MEMBERS’ CAPITAL (DEFICIT)
Liabilities
Notes payable	$210,000,000
Mandatorily redeemable preferred equity interest	45,000,000
Accounts payable and accrued liabilities	5,503,413
Deferred ground rent payable	7,777,963
Security deposits	345,184
Unearned revenue	567,128
Lease intangibles, net	102,252,990

371,446,678

Members’ Capital (Deficit)	(142,647,678)

$228,799,000

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

Revenues
Base rents	$57,683,848
Tenant reimbursements	7,674,059
Other rental revenue	1,057,595
Interest income	121,187

66,536,689

Expenses
Real estate taxes	7,682,134
Utilities	3,034,685
Janitorial	1,710,766
Insurance	643,586
Repairs and maintenance	1,437,461
Security	723,475
Administrative	851,409
Management fees	677,586
Elevator	318,357
HVAC	29,394
Lot and landscaping	62,315
Ground rent	16,150,757
Interest expense	19,635,221
Depreciation and amortization	16,335,011

69,292,157

Loss Before Impairment of Real Estate	(2,755,468)

Impairment of Real Estate	(224,548,138)

Net Loss	$(227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

Balance at July 1, 2008	$47,655,928
Additional capital contributions	37,000,000
Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

Cash Flows From Operating Activities:
Net loss	$(227,303,606)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,178,162
Impairment of real estate	224,548,138
Below market lease amortization	(17,130,272)
Above market ground lease amortization	431,518
Write off of tenant improvements	204,144
Write off of leases in place intangibles	952,705
Write off of below market lease intangibles	(6,774,548)
Restricted cash	(1,613,237)
Accounts receivable	983,523
Prepaid expenses	(305,370)
Utility deposits	110,000
Accounts payable and accrued liabilities	(11,645,739)
Deferred ground rent payable	3,931,239
Unearned revenue	238,158
Security deposits	112,588
Deferred rent receivable	(3,726,163)

Net cash used in operating activities	(21,808,760)

Cash Flows From Investing Activities:
Additions to real estate	(812,490)
Leasing costs	(1,236,898)
Restricted cash	1,320,270

Net cash used in investing activities	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	37,000,000
Repayment of mandatorily redeemable preferred equity interest	(15,000,000)
Preferred equity costs	(282,361)

Net cash provided by financing activities	21,717,639

Net change in cash	(820,239)
Cash, beginning	2,209,923

Cash, end	$1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$15,385,506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

1.	ORGANIZATION

a.	Formation and Property Description

Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) was organized as a Delaware limited liability companies among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (the “Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

The Company will terminate on December 31, 2057, unless earlier dissolved, liquidated or terminated by the Members.

The Company was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007.

b.	Contributions

The terms of the operating agreements (the “Agreement”) provide for capital contributions and percentage interests as follows:

Members	Percentage Interest	Initial Capital Contributions	Additional Capital Contributions	Total Capital Contributed
Marciano Investment Group, LLC (“Class A”)	20.00%	$11,586,000	$8,614,000	$20,200,000
Metropolitan Real Estate Investors, LLC (“Common Interest”)	3.27%	2,987,000	313,000	3,300,000
Tao Menofim, LLC (“Class B”)	35.00%	20,275,000	15,075,000	35,350,000
ISRA International LLC (“Class B”)	30.00%	17,379,000	12,921,000	30,300,000
Metropolitan Real Estate Investors, LLC (“Class B”)	5.00%	2,897,000	2,153,000	5,050,000
Avi Chicouri (“Class B”)	3.07%	2,806,000	294,000	3,100,000
Par Holdings, LLC (“Class B”)	3.66%	—	3,700,000	3,700,000

	100.00%	$57,930,000	$43,070,000	$101,000,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

1.	ORGANIZATION (Continued)

b.	Contributions (continued)

The Members are required to make additional capital contributions to fund certain expenses approved by the Members, as defined in the Agreement. The Members may also make capital contributions to fund the portion of the additional capital contributions that were not funded by other Members. In July 2008, the Members made additional capital contributions of $37,000,000.

c.	Distributions

The Agreement provides for a preferred annual return of 9% compounded annually on the Unreturned Additional Capital Contributions, Unreturned Class A Capital Contributions and Unreturned Class B Capital Contributions as defined in the Agreement.

The Agreement also provides for distributions of net cash flow, as defined, as follows:

(i)	First, to the Members, equal to the unpaid preferred annual return on the Unreturned Additional Capital Contributions allocated on a pro rata basis based upon the Unreturned Additional Capital Contributions.

(ii)	Second, to the Members, equal to the outstanding Unreturned Additional Capital Contributions allocated on a pro rata basis based upon the Unreturned Additional Capital Contributions, until such a time the Unreturned Additional Capital Contributions are reduced to zero.

(iii)	Third, to the Class A and Class B Members, equal to the unpaid preferred annual return on the Unreturned Class A and Class B Capital Contributions on a pro rata basis based upon their respective unpaid preferred annual return.

(iv)	Fourth, to the Class A and Class B Members, equal to all outstanding Unreturned Class A and Class B Capital Contributions, allocated on a pro rata basis based upon the Unreturned Class A and Class B Capital Contributions, until such a time that the Unreturned Class A and Class B Capital Contributions are reduced to zero.

(v)	Fifth, to the Common Member until its unreturned capital contribution is reduced to zero.

(vi)	Thereafter, (i) to the Marciano Member and the Common Member a percentage of such distribution equal to its respective percentage interest at the time of such distribution; and (ii) the amount remaining after taking clause (i) above into account, (A) 20% to the Common Member and (B) 80% to Class B Members pro rata based upon their respective percentage interests.

The Agreement provides for payments of the above distributions subsequent to the redemption of the Preferred Equity (see Note 6). Unpaid preferred return was $14,851,000 at June 30, 2009.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

1.	ORGANIZATION (Continued)

d.	Allocation of Profit and Losses

Profit and losses for financial reporting purposes are allocable to the Members on a theoretical book value liquidation basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation and Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated in consolidation.

The parent company and its wholly-owned subsidiaries are as follows:

Name	Purpose	Owned By
Metropolitan 885 Third Avenue LLC	Parent Company	Members
Metropolitan 885 Third Avenue Leasehold Holdings LLC	Holding Company	Metropolitan 885 Third Avenue LLC
Metropolitan 885 Third Avenue Leasehold Sub Junior Mezz LLC	Junior Mezz borrower	Metropolitan 885 Third Avenue Leasehold Holdings LLC
Metropolitan 885 Third Avenue Leasehold LLC	Property Owner	Metropolitan 885 Third Avenue Leasehold Sub Junior Mezz LLC

b.	Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c.	Real Estate

Real estate consists of building, building improvements and tenant improvements and is stated at cost less accumulated depreciation. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Real Estate (continued)

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or their estimated fair value less costs to sell.

d.	Cash

Financial instruments that are potentially subject to credit risk include cash and money market accounts held with major financial institutions. The Federal Deposit Insurance Corporation insures certain of the Company’ bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at institutions that are in excess of federally insured amounts. The Company mitigates this risk by depositing funds in financial institutions that management believes are financially sound.

e.	Restricted Cash

Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance, interest on preferred equity and other qualified expenditures as well as tenant security deposits.

f.	Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions.

g.	Revenue Recognition

The Company recognizes base rent on a straight-line basis over the terms of the respective leases. Deferred rents receivable represents the amount by which straight-line rental revenue exceeded rents currently billed in accordance with lease agreements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Revenue Recognition (continued)

The Company also receives reimbursements from tenants for certain costs as provided in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs, generally over a base year amount.

Unearned revenues represent revenues collected in advance of being due.

h.	Deferred Costs

Deferred financing and preferred equity interest costs include fees and expenses incurred in connection with financing transactions and are capitalized and amortized over the term of the related indebtedness.

Deferred ground lease costs include fees and expenses incurred in connection with the ground lease and are capitalized and amortized on a straight-line basis over the term of the ground lease.

Ground rent expense is accounted for on a straight-line basis over the non-cancelable lease terms of the ground leases.

i.	Lease Intangibles

Costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Below market in-place leases and above market in-place ground lease values were recorded at the Property’s acquisition date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground leases, and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases and ground leases, measured over a period equal to the remaining non-cancelable term of the leases.

Below market in-place leases value are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases. Above market in-place ground lease value are capitalized as an asset and amortized to ground rent expense over the remaining term of the ground lease.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.	Lease Intangibles (continued)

The aggregate value of other intangible assets acquired was measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates and (ii) the Property valued as if vacant, based upon management’s estimates. Management’s estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily was twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

The value of in-place leases are amortized to expense over the initial term of the respective leases, primarily ranging from four months to fourteen years.

j.	Mandatorily Redeemable Preferred Equity Interest

The Company treats its redeemable financial instruments, including equity interest with fixed redemption terms, as debt. The preferred equity interest invested by Goldman Sachs & Co. is reflected as a liability. The mandatorily preferred equity return is treated as interest expense.

k.	Income Taxes

No provision or liability for income taxes is necessary in the financial statements of the Company because, as a limited liability company, it is treated as a partnership, which is generally not subject to Federal or state income taxes. The effects of its activities for tax purposes accrue directly to the Members.

3.	REAL ESTATE

Real estate consists of the following:

Building and improvements	$153,993,619
Tenant improvements	7,450,088

161,443,707
Accumulated depreciation	(20,771,514)

$140,672,193

At June 30, 2009, due to the current downturn in the overall real estate market, the Company reassessed the recoverability of the real estate asset which resulted in an impairment loss of $224,548,138. The loss reflects the amount by which the carrying value of building and improvements exceed its estimated fair value.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

4.	LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2009, was comprised as follows:

	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$23,566,318	$4,424,932	$31,500,840	$59,492,090	$(132,811,697)
Accumulated amortization	(7,229,354)	(199,447)	(827,076)	(8,255,877)	30,558,707

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the twelve months ended June 30, 2009 was $4,518,360.

The aggregate amortization of above market ground leases included in ground rent for the twelve months ended June 30, 2009 was $431,518.

The aggregate amortization of below market leases included as an increase in rental income for the twelve months ended June 30, 2009 was $23,904,820.

At June 30, 2009, the estimated amortization expense of lease intangibles for the five succeeding years and in aggregate are as follows for the twelve months ending June 30:

	Lease In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
2010	$2,125,131	$338,918	$431,518	$2,895,567	$(12,370,565)
2011	1,854,748	337,764	431,518	2,624,030	(11,561,180)
2012	1,693,427	337,253	431,518	2,462,198	(10,998,117)
2013	1,529,276	337,140	431,518	2,297,934	(10,118,015)
2014	1,192,387	334,109	431,518	1,958,014	(7,403,421)
Thereafter	7,941,995	2,540,301	28,516,174	38,998,470	(49,801,692)

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

5.	NOTES PAYABLE

The Company is obligated to Royal Bank of Canada pursuant to a loan agreement (“Loan”) with an aggregate principal balance of $210,000,000 (all of which is outstanding at June 30, 2009). The Loan is evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively.

The Note matures in August 2017 and bears fixed interest of 6.58% per annum. The Note requires monthly payments of interest only through August 2013 and principal and interest thereafter. The Note may be prepaid in whole without penalties at any time after February 2017. The Company may defease the Note and such defeasance may require the payment of a premium.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

5.	NOTES PAYABLE (Continued)

The Note is collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note requires that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

As of June 30, 2009, the aggregate principal payments due on the Note for the five succeeding years and in aggregate are as follows for the twelve months ending June 30:

2014	$1,915,907
Thereafter	208,084,093

$210,000,000

6.	MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST

The Company, through its investment in Metropolitan 885 Third Avenue Leasehold Holding LLC, received $60,000,000 from Goldman Sachs & Co. (the “Investor Member” or “Goldman”) in exchange for a preferred equity interest (“Preferred Equity”).

The Preferred Equity was redeemable on July 8, 2008 (the “Anticipated Redemption Date”) and provided for the Investor Member to receive a preferred return for the period prior to the Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 20% per annum, compounded monthly, on a notional amount equal to the weighted average unrecovered capital outstanding during the period.

The Investor Member was paid an upfront fee of $600,000. In addition, the Investor Member is reimbursed for administrative costs associated with administrating its investment in the Company, which shall equal to 0.03% of the Investor Member’s total invested capital.

On July 3, 2008, the Company amended its agreement with Goldman (the “Amended Agreement”) and as a result extended the redemption date to July 9, 2011, (the “Revised Anticipated Redemption Date”).

The Amended Agreement provides for the Investor Member to receive a preferred return as follows:

i)	for the period prior to the Revised Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 12% per annum, compounded monthly, on a notional amount equal to the weighted average Preferred Equity outstanding during the period, and

ii)	for the period following the Revised Anticipated Redemption Date or if sooner, a Changeover Date, a minimum cumulative return with respect to the Preferred Equity at the rate then in effect plus 10% per annum, compounded monthly, on a notional amount equal to, the weighted average Preferred Equity outstanding during the period.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

6.	MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (Continued)

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provides for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheet.

At June 30, 2009, unpaid preferred return was approximately $3,090,000 and is included in accrued expenses in the accompanying consolidated balance sheet.

7.	GROUND LEASE

The Property was erected on a 26,135 square foot parcel of land (the “Site Area”) of which 20,635 square feet is subject to a ground lease (the “Ground Lease”) and an adjacent lot containing approximately 5,500 square feet (“Lot A”) subject to a ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Sub-sublease term, or (iii) a date if sooner terminated, as defined. The Ground Lease provides for monthly ground rent of $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020. On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, ground rent shall be adjusted (“Adjustment Year”) to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease. Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year.

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined in the Ground Sub-sublease.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

7.	GROUND LEASE (Continued)

The Ground Lease also provides the Company with an option to purchase the land (the “Purchase Option”). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the “Purchase Date”). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR
4/30/2020	7.47%
4/30/2037	7.67%
4/30/2047	7.92%
4/30/2057	8.17%
4/30/2067	8.42%
4/30/2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%.

The Ground Lease also provides for an option to demolish the Property (“Demolition Option”) during the period beginning on May 1, 2055 and ending on April 30, 2072 (the “Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

As of June 30, 2009 , the future minimum annual ground rent due through April 30, 2020 are as follows for the twelve months ending June 30:

	Ground Lease	Ground Sub-sublease	Total
2010	$11,095,000	$704,000	$11,799,000
2011	11,095,000	759,000	11,854,000
2012	11,887,000	759,000	12,646,000
2013	15,916,000	759,000	16,675,000
2014	16,314,000	759,000	17,073,000
Thereafter	103,596,000	4,428,000	108,024,000

	$169,903,000	$8,168,000	$178,071,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

8.	TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

As of June 30, 2009, the future minimum annual base rents due from non-cancelable operating leases are as follows for the years ending December 31:

2009	$16,631,000
2010	32,047,000
2011	32,089,000
2012	30,917,000
2013	29,189,000
Thereafter	215,846,000

$356,719,000

For the twelve months ended June 30, 2009, approximately 73% of the Company’s base rent was from one tenant.

At June 30, 2009, the Property was approximately 97% leased.

Base rental income for the twelve months ended June 30, 2009 includes amortization of $6,775,000 relating to below market lease intangibles due to the termination of certain leases.

9.	RELATED PARTY TRANSACTIONS

The Company entered into an asset management agreement with an affiliate, Metropolitan Real Estate Investors LLC, dated July 2007 which expires in June 2058. The Company is charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA receives 50% of the asset management fees. For the twelve months ended June 30, 2009, total asset management fees charged to expense was $403,000, of which $37,000 was unpaid.

10.	DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2009. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

10.	DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments.

Cash, restricted cash, accounts receivable, prepaid expenses, utility deposits, accounts payable and accrued expenses, security deposits and unearned revenue

The carrying amounts reported in the Company’s consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

Notes payable

The fair value of notes payable approximates the estimated value of the collateral of $90,000,000 at June 30, 2009.

Mandatorily redeemable preferred equity interest

Due to the impairment loss taken on the real estate asset, the estimated value of the mandatorily redeemable preferred equity interest is zero at June 30, 2009.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2009. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2009 and current estimates of fair value may differ significantly from the amounts presented herein.

11.	SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through August 26, 2009, which represents the date the accompanying financial statements are available for issuance, to ensure that these financials include appropriate disclosure of events both recognized in the financial statements as of June 30, 2009 and events which occurred subsequent to June 30, 2009 but were recognized in the financial statements. As of August 26, 2009, there were no subsequent events which required recognition or disclosure.