Form 20-F
period 2010-06-30
CRESUD INC
filed 2010-12-30
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-29190

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2010 was

501,560,508

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars”, or “US$” we mean United States dollars, the lawful currency of the United States of America; when we refer to “Real”, “Reals” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This Annual Report contains our audited consolidated financial statements as of June 30, 2010 and 2009 and for the years ended June 30, 2010, 2009 and 2008 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. We prepare our Audited Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, we must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Audited Consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 30 to our Audited Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 2.d) to our Audited Consolidated Financial Statements, in order to comply with regulations of the CNV, we discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the Consolidated Financial Statements.

As of June 30, 2010, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) has a significant investment in Banco Hipotecario S.A. (“Banco Hipotecario”) that accounts for approximately 14.4% of IRSA’s total consolidated assets.

As discussed in Note 2.b) to our Audited Consolidated Financial Statements, from July 1, 2008 to October 31, 2008, we acquired an additional 11.57% equity interest in IRSA and we started consolidating IRSA accounts as of that date. Therefore, the separate consolidated financial statements of IRSA are no longer included in this Annual Report. As of June 30, 2010, we have an indirect 28.03% (without considering treasury shares) equity interest in Banco Hipotecario Nacional, through our subsidiary IRSA. In compliance with Rule 3-09 of Regulation S-X, this Annual Report includes the consolidated financial statements of Banco Hipotecario and Metropolitan 885 Third Avenue LLC (“Metropolitan”), as of June 30, 2010 and 2009 and for the twelve months periods ended June 30, 2010, 2009 and 2008.

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1st, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2012. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2010, which was Ps.3.931 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2006, 2007, 2008, 2009 and 2010 are to the fiscal years ended June 30 of each such year.

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

The selected consolidated statement of income data for the years ended June 30, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from our Consolidated Financial Statements which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our audited consolidated financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007, and 2006 which are not included herein. The selected consolidated balance sheet data as of June 30, 2006 has been derived from our audited consolidated financial statements as of June, 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 which are also not included herein.

Certain reclassifications have been made to the audited consolidated financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, and to the audited consolidated financial statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 in order to conform to the presentation of the Consolidated Financial Statements. These reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

During the fiscal year ended June 30, 2010, we acquired directly or indirectly 10,667,870 additional shares of IRSA. Our equity interest in IRSA is 57.49% as of June 30, 2010. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2010 and 2009 and for the years then ended is not comparable to prior periods.

	For the years ended on June, 30
	2010 (1)	2010(15)	2009 (15)	2008	2007	2006
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
INCOME STATEMENT DATA
Argentine GAAP
Agricultural production income:
Crops	43,462	170,848	134,179	117,474	72,426	37,006
Beef cattle	5,299	20,830	18,120	23,927	19,463	20,453
Milk	6,625	26,043	20,213	18,420	10,911	7,892
Total agricultural production income	55,386	217,721	172,512	159,821	102,800	65,351
Cost of agricultural production:
Crops	(40,632)	(159,724)	(175,916)	(82,151)	(51,538)	(34,636)
Beef cattle	(5,558)	(21,850)	(16,241)	(19,316)	(15,050)	(18,780)
Milk	(5,185)	(20,383)	(18,286)	(14,283)	(8,477)	(5,845)
Total cost of agricultural production	(51,375)	(201,957)	(210,443)	(115,750)	(75,065)	(59,261)
Gross income (loss) from agricultural production	4,011	15,764	(37,931)	44,071	27,735	6,090
Sales:
Crops	49,517	194,651	164,463	86,870	53,401	61,660
Beef cattle	9,991	39,274	17,646	32,432	31,967	33,713
Milk	6,211	24,415	19,270	17,493	9,731	7,892
Feed lot	—	—	—	—	3,102	2,721
Others	12,846	50,497	36,045	25,786	12,116	6,354
Total sales – crops, beef cattle, milk, feed lot and others	78,565	308,837	237,424	162,581	110,317	112,340
Sales of farmlands	4,721	18,557	1,959	23,020	29,872	16,492
Cost of sales:
Crops	(44,678)	(175,629)	(144,969)	(75,949)	(47,350)	(52,949)
Beef cattle	(11,875)	(46,682)	(16,237)	(30,038)	(30,273)	(32,994)
Milk	(6,211)	(24,415)	(19,316)	(17,630)	(9,731)	(7,892)
Feed lot	—	—	—	—	(2,784)	(2,318)
Others	(9,693)	(38,102)	(24,210)	(17,379)	(6,737)	(3,257)
Total cost of sales – crops, beef cattle, milk, feed lot and others	(72,457)	(284,828)	(204,732)	(140,996)	(96,875)	(99.410)
Cost of farmland sales	(1,227)	(4,825)	(94)	(3,006)	(7,616)	(6,595)
Gross income from sales – Agricultural business	9,602	37,741	34,557	41,599	35,698	22,827
Sales:
Sales and development of properties	57,382	225,567	278,107	—	—	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others	282,796	1,111,673	737,173	—	—	—
Total sales	340,178	1,337,240	1,015,280	—	—	—

	For the years ended on June, 30
	2010 (1)	2010(15)	2009 (15)	2008	2007	2006
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Cost of sales:
Cost of sales and development of properties	(25,412)	(99,893)	(170,529)	—	—	—
Cost of lease and service of offices, shopping centers, hotels, consumer financing and others	(102,425)	(402,631)	(265,394)	—	—	—
Total cost of sales	(127,837)	(502,524)	(435,923)	—	—	—
Gross income from sales – Real estate business	212,341	834,716	579,357	—	—	—
Gross (Loss) profit – Agricultural business	13,613	53,505	(3,374)	85,670	63,433	28,917
Gross profit – Real estate business	212,341	834,716	579,357	—	—	—
Gross profit	225,954	888,221	575,983	85,670	63,433	28,917
Selling expenses	(55,827)	(219,454)	(212,482)	(14,497)	(9,972)	(10,151)
Administrative expenses	(60,971)	(239,678)	(134,664)	(26,104)	(16,628)	(11,560)
Gain from recognition of inventories at net realizable value	8,606	33,831	9,237	886	—	—
Unrealized gain (loss) on inventories – Beef cattle	21,457	84,349	(860)	8,535	5,103	2,848
Unrealized gain (loss) on inventories – Crops	290	1,140	(476)	(10,878)	(3,927)	1,054
Unrealized gain on inventories and transactions involving real estate assets	278	1,091	928	—	—	—
Net income (loss) from retained interest in securitized receivables of Tarjeta Shopping	9,532	37,470	(22,263)	—	—	—
Operating income	149,319	586,970	215,403	43,612	38,009	11,108
Amortization of negative goodwill	11,122	43,721	32,344	—	—	—
Financial results, net	(51,219)	(201,342)	44,656	(52,268)	(10,458)	12,374
Gain on equity investees	32,334	127,105	49,194	38,417	40,199	22,141
Other income and expenses, net	(4,999)	(19,651)	(16,448)	(4,092)	(4,251)	(3,368)
Management fee	(5,241)	(20,601)	(13,641)	(2,171)	(5,485)	(3,836)
Income before income tax and minority interest	131,316	516,202	311,508	23,498	58,014	38,419
Income tax and minimum presumed income tax	(37,128)	(145,952)	(92,682)	(284)	(8,375)	(5,432)
Minority interest	(47,022)	(184,844)	(94,210)	(266)	(277)	(103)
Net income for the year	47,166	185,406	124,616	22,948	49,362	32,884
U.S GAAP
Total sales	545,616	2,144,816	1,604,808	345,422	237,166	187,215
Total Cost of sales	(292,455)	(1,149,646)	(924,289)	(267,764)	(172,750)	(155,388)
Gross profit	253,161	995,170	680,519	77,658	64,416	31,827
Selling expenses	(53,733)	(211,224)	(194,009)	(14,497)	(9,936)	(10,151)
Administrative expenses	(68,093)	(267,675)	(154,443)	(27,549)	(21,878)	(14,299)
Net (loss) from retained interest in securitized receivables of Tarjeta Shopping	14,784	58,115	(19,253)	—	—	—
Gain on bargain purchase	14,874	58,471	—	—	—	—
Others	(3,606)	(14,177)	(14,903)	(4,582)	(2,429)	(1,842)
Operating income	157,387	618,680	297,911	31,030	30,173	5,535
Amortization of negative goodwill	10,705	42,080	31,142	—	—	—
Financial results, net	(52,833)	(207,688)	51,602	(55,861)	(15,753)	3,816
(Loss) gain on equity investees	24,201	95,131	(67,206)	42,605	40,562	21,759
Other income and expenses, net	(1,389)	(5,460)	864	(4,083)	(4,126)	(3,246)
Income before income tax and minority interest	138,071	542,743	314,313	13,691	50,856	27,864

	For the years ended on June, 30
	2010 (1)	2010(15)	2009 (15)	2008	2007	2006
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Income tax and minimum presumed income tax	(23,361)	(91,834)	(198,416)	2,990	(1,244)	(272)
Net income for the year	114,710	450,909	115,897	16,681	49,612	27,592
Non-controlling interest	65,510	257,510	(690)	266	277	103
Net income attributable to Cresud	49,200	193,399	116,587	16,415	49,335	27,489
BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	91,551	359,887	428,000	533,087	86,772	32,221
Trade and other receivables, net	176,284	692,973	590,458	91,183	77,542	33,830
Inventories	101,888	400,521	139,197	111,525	52,460	28,932
Other assets	—	—	—	1,070	—	—
Total current assets	369,723	1,453,381	1,157,655	736,865	216,774	94,983
Non-current assets:
Trade and other receivables, net	73,884	290,438	251,822	41,365	43,237	36,005
Inventories	51,951	204,218	251,529	76,113	68,344	62,712
Investments	483,355	1,900,070	1,358,605	925.972	474,022	428,598
Property and equipment, net	836,993	3,290,221	3,309.998	266,616	245,920	224,776
Intangible assets, net	22,535	88,585	55,187	22,829	23,582	23,582
Goodwill, net	(98,963)	(389,025)	(408,740)	—	—	—
Total non-current assets	1,369,755	5,384,507	4,818,401	1,332,895	855,105	775,673
Total assets	1,739,478	6,837,888	5,976,056	2,069,760	1,071,879	870,656
Current liabilities:
Trade accounts payable	102,707	403,743	339,894	48,467	30,936	26,439
Loans, mortgages payable, allowances and customer advances	325,385	1,279,090	640,255	195,600	122,750	66,422
Salaries and social security contributions, taxes payable and other liabilities	62,550	245,884	333,763	18,281	14,006	9,049
Total current liabilities	490,642	1,928,717	1,313,912	262,348	167,692	101,910
Non current liabilities:
Trade accounts payable	5,945	23,368	89,193	—	246	835
Loans, allowances and customer advances	242,500	953,267	1,022,880	1,803	26,491	98,281
Taxes payable and other liabilities	86,323	339,335	301,205	42,111	51,660	43,205
Total non-current liabilities	334,768	1,315,970	1,413,278	43,914	78,397	142,321
Total liabilities	825,410	3,244,687	2,727,190	306,262	246,089	244,231
Minority interests	413,383	1,625,008	1,435,982	1,160	836	559
Shareholders’ equity	500,685	1,968,193	1,812,884	1,762,338	824,954	625,866
U.S GAAP
Current assets:
Cash and banks and Investments	87,047	342,180	400,104	533,088	86,772	31,530
Inventories	41,384	162,679	120,022	111,525	52,460	27,378
Trade and other receivables, net	180,363	709,008	627,503	91,184	77,542	32,221
Other assets	—	—	—	185	—	—
Non-current assets:
Other receivables	108,561	426,754	338,968	41,365	43,237	35,898
Inventories	5,488	21,575	45,018	34,395	32,297	26,349

	For the years ended on June, 30
	2010 (1)	2010(15)	2009 (15)	2008	2007	2006
	(in thousand US$, except for percentages)	(in thousand Ps, except for ratios and number of shares)
Investments	481,460	1,892,619	977,547	867,033	428,121	373,296
Property and equipment, net	700,098	2,752,085	2,716,460	266,616	414,900	293,202
Intangible assets, net	18,011	70,803	65,655	22,829	23,582	23,582
Goodwill, net	46,801	183,975	179,572	—	—	—
Total assets	1,669,213	6,561,678	5,470,849	1,968,220	1,158,911	843,456
Current liabilities:
Trade accounts payable	93,266	366,630	356,866	48,467	30,936	25,055
Loans, allowances and customer advances	301,773	1,186,269	636,500	195,600	122,750	66,422
Taxes payable and other liabilities	66,411	261,063	337,385	18,281	14,006	8,618
Total current liabilities	461,450	1,813,962	1,330,751	262,348	167,692	100,095
Non current liabilities:
Trade accounts payable	6,182	24,303	88,532	—	—	—
Loans, allowances and customer advances	251,592	989,008	1,060,218	148,134	4,129	68,448
Taxes payable and other liabilities	112,062	440,516	400,775	40,929	61,181	60,286
Total non-current liabilities	369,836	1,453,827	1,549,525	189,063	65,310	128,734
Total liabilities	831,286	3,261,789	2,880,276	451,411	233,002	228,829
Shareholders’ equity attributable to Cresud	472,565	1,857,653	1,535,321	1,515,649	925,072	614,070
Non-controlling interest	365,362	1,436,236	1,055,252	1,160	837	560
Net shareholders’ equity	837,927	3,293,889	2,590,573	1,516,809	925,909	614,360
CASH FLOW DATA
Argentine GAAP(16)
Net cash provided by (used in) operating activities	42,638	167,609	248,412	(39,102)	(27,290)	(21,470)
Net cash used in investing activities	(133,157)	(523,439)	(316,055)	(443,828)	(29,718)	(110,866)
Net cash provided by (used in) financing activities	81,355	319,807	(241,767)	917,833	115,814	92,251
U.S. GAAP(8)
Net cash provided by (used in) operating activities	31,839	125,158	338,821	(34,675)	(62,360)	(3,840)
Net cash provided by (used in) investing activities	(124,693)	(490,170)	(110,981)	(691,282)	5,296	(133,001)
Net cash provided by (used in) financing activities	80,954	318,232	(241,766)	917,833	115,814	92,251
Effects of exchange rate changes	(7)	(28)	(71,516)	(1,718)	56	4,505

	For the years ended on June, 30
	2010 (1)	2010(15)	2009 (15)	2008	2007	2006
	(in thousand US$, except for percentages)	(in thousand Ps , except for ratios and number of shares)
OTHER FINANCIAL DATA
Argentine GAAP
Basic net income per share(2)	0.10	0.38	0.26	0.06	0.20	0.19
Diluted net income per share(3)	0.09	0.34	0.23	0.06	0.16	0.13
Basic net income per ADS(2)(4)	1.00	3.80	2.60	0.62	2.00	1.93
Diluted net income per ADS(3)(4)	0.90	3.40	2.30	0.60	1.60	1.32
Weighted – average number of common shares outstanding	—	486,545,863	484,929,612	368,466,065	247,149,373	170,681,455
Diluted weighted – average number of common shares(5)	—	548,901,031	544,172,519	385,300,115	321,214,392	321,214,392
Dividends paid(6)	—	69, 000	60,000	20,000	8,250	5,500
Dividends per share	—	0.138	0.120	0.040	0.026	0.024
Dividends per ADS(4)	—	1.38	1.20	0.40	0.26	0.24
Depreciation and amortization	45,939	180,585	119,939	6,474	4,459	5,112
Capital expenditures(7)	55,100	216,600	317,188	28,019	29,327	55,771
Gross margin(8)	47.2%	47.2%	40.4%	24.8%	26.1%	14.9%
Operating margin(9)	31.2%	31.2%	15.1%	12.6%	15.6%	5.7%
Net margin(10)	9.8%	9.8%	8.7%	6.6%	20.3%	16.9%
Ratio of current assets to current liabilities(11)	0.75	0.75	0.88	2.81	1.29	0.93
Ratio of shareholders’ equity to total liabilities(12)	0.61	0.61	0.66	5.75	3.35	2.56
Ratio of non current assets to total assets(13)	0.79	0.79	0.81	0.64	0.80	0.89
Ratio of “Return on Equity” – ROE(14)	0.09	0.09	0.07	0.02	0.07	0.06
U.S GAAP
Basic net income per share(2)	0.10	0.40	0.24	0.04	0.20	0.16
Diluted net income per share(3)	0.09	0.38	0.12	0.04	0.18	0.15
Basic net income per ADS(2)(4)	1.01	4.00	2.40	0.45	2.00	1.61
Diluted net income per ADS(3)(4)	0.90	3.80	1.20	0.40	1.80	1.54
Weighted – average number of common shares outstanding	—	486,545,863	484,929,612	368,466,065	247,149,373	170,681,455
Diluted weighted – average number of common shares(5)	—	548,901,031	544,165,774	388,439,848	305,057,442	270,811,838
Gross margin(8)	322.2%	322.2%	287.2%	49.2%	60.5%	26.5%
Operating margin(9)	200.3%	200.3%	126.0%	19.1%	28.9%	5.3%
Net margin(10)	62.6%	62.6%	49.1%	10.1%	47.2%	26.1%

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2010 which was Ps.3.931 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.
(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options.
(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming (i) conversion into common shares of all of our outstanding convertible notes due 2007 and, (ii) exercise of all outstanding warrants to purchase our common shares and (iii) exercise of the options issued by the Company by reason of its common stock capital increase.
(6)	The shareholders’ meeting held in December 2010 approved the distribution of a cash dividend amounting to Ps.69.0 million for the fiscal year ended on June 30, 2010.
(7)	Includes the purchase of farms and other property and equipment; also includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.

(8)	Gross profit divided by the sum of production income and sales.
(9)	Operating income divided by the sum of production income and sales.
(10)	Net income divided by the sum of production income and sales.
(11)	Current assets over current liabilities.
(12)	Shareholders’ equity over total liabilities.
(13)	Non-current assets over total assets.
(14)	Profitability refers to Income for the year divided by average Shareholders’ equity.
(15)	The financial data as of June 30, 2010 and for the year ended June 30, 2009 includes the accounts of IRSA on a consolidated basis.
(16)	See change in accounting policy related to statement of cash flows for the years ended June 30, 2009 and 2008 in Note 2.J to our audited consolidated financial statements included elsewhere in this annual report.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of December 15, 2010 the exchange rate was Ps.3.9540 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2009 and 2010, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolate the external shocks and to maintain a stable parity.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
July 2010	3.9200	3.9110	3.9145	3.9200
August 2010	3.9300	3.9120	3.9178	3.9300
September 2010	3.9530	3.9240	3.9323	3.9400
October 2010	3.9410	3.9280	3.9365	3.9370
November 2010	3.9680	3.9370	3.9486	3.9680
December 2010 (As of December 15)	3.9630	3.9530	3.9570	3.9540
Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. The Argentine economic growth rates for fiscal years 2008 and 2009 have slowed due to, among other reasons, the global financial crisis.

The Argentine GDP has maintained its upward trend in 2009, though at a slower pace than in previous years, with a 0.9% variation according to the Instituto Nacional de Estadística y Censos (National Institute of Statistics and Censuses) (“INDEC”).

As of June 30, 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, increased 10.9% compared to the same month in the previous fiscal year. If this trend continues, the GDP is expected to grow 9% in 2010.

Moreover, the country’s relative stability since 2002 has been affected recently by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2008, 2009 and 2010, inflation was 8.5%, 7.2% and 11.0%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed upon with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would adversely affect the availability of long-term credit and the real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

Recently, some investigations have led to judicial proceedings to determine whether there was alteration of confidential statistical information related to the collection of data used to calculate the rates published by the INDEC. If these investigations determine that the methodology was manipulated, or if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Moreover, on November 2010, the Argentine government requested the IMF to provide technical assistance in the revision of the consumer price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

During the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The government announced that, as a result of the restructuring, the country’s total outstanding indebtedness amounted approximately to US$62 billion, excluding approximately US$20 billion of defaulted bonds held by holdouts (i.e. creditors that did not participate in the restructuring).

In 2006, Argentina paid US$9.8 billion of indebtedness owed to the IMF using Central Bank reserves. In addition, the government announced its decision to (i) pay US$6.7 billion of indebtedness owed to the Paris Club (a group composed of 19 countries, including the United States of America and other members of the G8 industrially developed group of nations) using Central Bank reserves and (ii) make an offer to the existing holdouts of the 2005 restructuring. As of the date hereof, the Ministry of Economy has not disbursed the funds necessary to pay such indebtedness. Additionally in June 2010, Argentina completed the renegotiation of approximately 66% of the defaulted bonds that were not swapped in 2005.

With respect to the Paris Club indebtedness, on September 2, 2008, pursuant to Decree No. 1,394/2008, Argentina officially announced its decision to pay its debt owed to its creditor nations who are members of the Paris Club. Pursuant to a communication issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. As of the date hereof, the amount of the debt to be paid and the terms of payment have not been defined. Recent discussions have been held with individual members of Paris Club. Reaching an agreement with the Paris Club is critical since, without private international funds, Argentina will not be able to repay its obligations and funding from multilateral financial institutions may become limited or unavailable. This may adversely affect the economic growth of Argentina and its public finances, which in turn could also adversely affect our operations, financial condition or results.

With respect to holdouts of the 2005 restructuring, some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”). Other holdouts may initiate new suits in the future. In an effort to reach a resolution with the holdouts of the 2005 restructuring, the government has received a proposal from Citibank S.A., Barclays Bank and Deutsche Bank, proposing (i) an exchange offer to these holdouts and (ii) the restructuring of certain of the country’s liabilities which were to become due between 2009 and 2012 (the “Secured Loans”). In a press conference held on October 16, 2008, the Jefe de Gabinete (Head of the Cabinet of Ministers) announced the execution of a letter of understanding between the government and the above-mentioned banks in order to implement the restructuring of the Secured Loans. On February 2, 2009, pursuant to Joint Resolutions No.’s 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the Ministry of Finance, an exchange offer relating to the domestic tranche of the Secured Loans was launched. Subsequently, the government announced that approximately 97% creditors had accepted the terms of the exchange offer, representing Ps.15.08 billion of the Ps.15.60 outstanding aggregate amount of domestic Secured Loans due in 2009, 2010 and 2011. The new bonds issued pursuant to the exchange offer mature on January 2014. The government has filed a registration statement on Form S-B with the SEC on December 16, 2009, setting forth the terms and conditions of the expected exchange offer with the holdouts of the 2005 restructuring.

Through Decree No. 2010/2009 (the “Decree 2010”) the executive branch of the federal government created the Fondo de Bicentenario para el Desendeudamiento y la Estabilidad (the “Bicentenary Fund”) in order to (i) guarantee debt obligations due in 2010; (ii) increase the development of the local economy; and (iii) obtain financing with lower rates than the current ones, not only for the public sector but also for the private. The Decree 2010 set forth that the Bicentenary Fund would be funded with US$ 6.569 billion of the Central Bank’s international reserves in exchange for a non transferable ten-year Argentine treasury bond. Pursuant to this Decree, the president of the Central Bank, Mr. Martin Redrado, requested in-house and outside legal opinions to confirm the legality of the transfer of international reserves to the Bicentenary Fund. Since both in-house and outside legal opinions concluded that the Central Bank was not allowed to transfer the above-mentioned funds, the president of the Central Bank did not proceed with the funding of the Bicentenary Fund and the President of Argentina requested his resignation. When the president of the Central Bank did not resign, the President of Argentina dismissed him by Decreto de Necesidad y Urgencia (an emergency decree). Since the president of the Central Bank considered that this decree did not fulfill the requirements set forth by the Carta Orgánica del Banco Central (the Central Bank’s bylaws), he filed a preliminary injunction to (i) request the declaration of the emergency decree as unconstitutional; and (ii) request the reinstatement of his position in the Central Bank. The judge granted the preliminary injunction and ordered his reinstatement and set forth that the Central Bank’s international reserves could not be transferred to the Bicentenary Fund without the intervention and approval of the federal legislative branch. The executive branch subsequently appealed the decision. The Cámara en lo Contenciso Administrativo Federal (The Administrative Court of Appeals) confirmed the judge’s resolution with respect to the Bicenterary Fund. The Administrative Court of Appeals stated that the status of the president of the Central Bank would be determined by the Comisión Bicameral Permanente (Permanent Bi-Chambered Commission) of the federal congress which was to issue a non binding opinion to the federal executive branch recommending whether to dismiss or keep Mr. Redrado as president of the Central Bank. However, the president of the Central Bank resigned prior to the Permanent Bi-Chambered Commission issuing the non binding opinion requesting Mr. Redrado’s dismissal. Consequently, the federal executive branch did not accept his resignation. Once the Permanent Bi-Chambered Commission issued its opinion, the federal executive branch ratified his dismissal and appointed Mercedes Marco del Pont as the new president of the Central Bank. The final implementation of the Bicentenary Fund is to be discussed and decided by the federal congress. Therefore, we cannot assure the outcome of the process or the impact that its implementation or non-implementation could have on the national economy and local financial markets.

Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion in the ICSID, alleging that certain Argentine government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. To date, the ICSID has rendered decisions adverse to Argentina in several cases. Additionally, it should be noted that on October 7, 2008, an ICSID tribunal, in a case in which it had already awarded compensation to the claimants, issued a decision ordering Argentina to pay the compensation previously awarded to the claimants within 60 days. In its decision, the ICSID tribunal stated that, based on the interpretation of the Bilateral Treaty on Protection and Reciprocal Promotion of Investments (the “IBT”), executed between the United States and Argentina, (i) to the extent the compensation orders are not revoked, the compensation payments ordered to be made by the ICSID should be made immediately and claimants do not need to file subsequent actions or execution proceedings seeking payment of the awarded compensation and (ii) Argentina’s position of waiting for the claimants to file execution proceedings to seek collection of already awarded amounts is in flagrant breach of the international law obligations undertaken by Argentina under the IBT.

Argentina’s past default, its failure to completely restructure its remaining sovereign debt, and its failure to fully negotiate with the holdout creditors has prevented and may continue to prevent Argentina from re-entering the international capital markets. Additionally, litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments and may result in new material judgements against the government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our financial condition.

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

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in a decline in the value of our common shares and the GDSs as measured in U.S. Dollars.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant political uncertainties.

Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund (Fondo de Garantia de Sustentabilidad) to be managed by ANSES and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the government became a significant shareholder in many of the country’s publicly-held companies, a circumstance that may bring about consequences to Argentina’s capital markets and companies that are difficult to measure as of the date of this annual report.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of such companies of which it became shareholder. The nationalization of the AFJPs has adversely affected investor confidence in Argentina.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, for example in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is substantially constrained.

In December, 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (“AFIP”) the date of purchase of their holdings or the source of the funds with which they had made such purchase, and were released from civil or criminal liability relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (“GAFI”) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments undertaken by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, under Resolution No. 82/2009, the Ministry of Economy and Public Finance suspended the mandatory deposit set forth by Decree 616/2005 during the term of the mentioned tax moratorium and until September 2009, to the extent that the incoming funds were used for any of the purposes described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the GDSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of GDSs.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or other countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In particular, the adverse effect of the “sub-prime” crisis in the United States in mid-2007, principally caused by the collapse of high risk mortgage market, resulted in a financial crisis that affected the U.S. financial system and quickly expanded to the international financial system. As a consequence of this global crisis, several U.S. and European financial institutions were declared insolvent and the main global stock markets, including the Argentine stock exchange, crashed. In order to curtail the effects of the global economic crisis, the governments of developed countries implemented bailout measures to help the affected financial institutions and provide liquidity to the markets.

Notwithstanding these measures, no assurance can be given with regard to the effects of the insolvency of such financial institutions on the international financial system. Moreover, the financial crisis is taking place within an environment of a world economic recession, which has led to volatile oil and commodity prices and a significant reduction in the availability of international credit. Although these recessionary conditions are easing, the world’s largest economies could once again shrink or weakness in global financial institutions could lead to an even worse tightening of international credit markets, further increasing the slowdown of the world’s principal economies. The current global economic crisis may have significant long-term effects in Latin America. In particular, Argentina may be adversely affected as a result of the lack of international credit, a reduction in demand for Argentine exports, a significant reduction of direct foreign investment and higher inflation rates throughout the world. The occurrence of any or all such events, as well as any event affecting Argentina’s main regional partners (including the Mercosur member countries) may have a significant adverse effect on the Argentine economy and, consequently, on our operations, businesses and results.

If the decline in international prices for Argentina’s main commodity exports continues, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. If commodity prices continue to decline, the growth of the Argentine economy could be affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Our business is dependent to a large extent on the economic conditions in Brazil. As of June 30, 2010, approximately 4.2% of our consolidated assets were located in Brazil through our affiliate BrasilAgro-Companhia Brasileira de Propiedades Agricolas (“BrasilAgro”).

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

Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as our subsidiary BrasilAgro, and thus, could adversely affect us.

Although inflation in Brazil has stabilized in the past years, an increase in inflation could adversely affect the operations of BrasilAgro which could adversely impact our financial condition and results of operations.

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços au Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 2.8%, 5.2%, 6.5% 3.5% and 4.1% in 2006, 2007, 2008, 2009, and for the eleven month period ended November 30, 2010, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro and consequently our financial condition and results of operations and the market price of our common shares and ADSs.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2006, 2007 2008 and 2009, the real appreciated 8.6%, 16.5%, 30.07% and 33.8%, respectively, against the U.S. dollar. As of the period of eleven-month ended November 30, 2010, as an impact of the world’s economy crisis that unfolded in mid 2007 as a result of the disruption of the United States’ subprime mortgage market, the real appreciated 1.67% against the U.S. dollar. Despite the recent appreciation there can be no assurance that the rate of exchange between the real and the dollar will not fluctuate significantly. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

The market value of securities of companies such as us may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Latin American countries. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy.

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

The occurrence of severe adverse weather conditions, especially droughts, hail or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields. The 2008/2009 agricultural season in Argentina’s main production areas has sustained one of the worst droughts in the past 70 years which adversely affected the agricultural and, livestock industry and also had a negative bearing on the expectations for the next season and for the cattle stock we experienced losses and can not assume that they will not occur. According to the United States Department of Agriculture (“USDA”)’s November 2010 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2010/2011 season is expected to be in line to that in the previous cycle. Also according to the USDA, the area sown with soybean will be equivalent to that of the previous cycle, but has estimated soybean output for the 2010/1011 season will decrease 4,6%, to 2.80 tons per hectare, compared to a record high in 2006/07 of 2.99 tons per hectare and a five-year average of 2.69 tons per hectare. The USDA forecasts Argentine wheat production for the 2010/11 season will be 13.5 million tons, a 29% increase compared to the previous season. As regards corn, output for the previous cycle had been 22.5 million tons, whereas the USDA report for November estimated that in the 2010/2011 cycle Argentina’s output will be 25.0 million tons. As regards the USDA November 2010 projections concerning soybean, Argentina’s output will be 52.0 million tons, that is 4.6% lower and 62.5% higher than the production posted in the 2009/10 and 2008/09 seasons, respectively. The weather phenomenon during season 2008/2009 has also impacted on beef cattle, causing deaths and affecting beef and milk production. As a result, we cannot assure you that the present and future severe adverse weather conditions will not adversely affect our operating results and financial condition.

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

The recent credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farm sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction the in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In fiscal year 2010, we sold our products to approximately 135 customers. Sales to our ten largest customers represented approximately 74% of our net sales for the fiscal year ended June 30, 2010. Our biggest three customers are Cargill S.A., Mastellone Hnos. S.A. and Molinos Río de la Plata S.A., represented, in the aggregate, approximately 48% of our net sales, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2010.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2010, these sales represented approximately 7.4% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

Our agricultural business is highly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the cattle we fatten. As a result, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

Our principal shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.

As of November 30, 2010, Mr. Eduardo S. Elsztain, was the beneficial owner of 38.5% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of November 30, 2010 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through Cresud of 57.60% (on a fully diluted basis) of the common shares of IRSA, an Argentine company that currently owns approximately 97.10% (on a fully diluted basis) of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer of Cresud. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

We could be adversely affected by our investment in IRSA if its value declines.

Our investment in IRSA is exposed to the common risks generally inherent in investments in commercial and residential properties, many of which are outside IRSA’s control. Any of these risks could adversely and materially affect IRSA’s businesses, financial position and/or results of operations. Any available returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. Besides, there are other factors that may adversely affect the performance and the value of a property, including the local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and in the rest of the world, competition from other companies engaged in real estate development, IRSA’s ability to find lessees, non-performance by lessees and/or lease terminations, changes in legislation and in governmental regulations (including those governing the use of the properties, urban planning and real estate taxes), variations in interest rates (including the risk of an increase in interest rates causing a reduction in the sales of lots in properties intended for residential development) and the availability of funding. In addition, and given the relative illiquidity of the real estate market, IRSA could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more of its properties. Broadly speaking, some significant expenses, such as debt services, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment.

These factors and/or events could impair IRSA’s ability to respond to adverse changes in the returns on its investments thus causing a significant reduction in its financial position and/or the results of its operations, which could have an adverse effect on our financial position and the results of our operations.

We could be materially and adversely affected by our investment in BrasilAgro.

As of June 30, 2010, our investment in BrasilAgro represented 4.2% of our total consolidated assets. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of November 30, 2010, we owned 35.75% of the outstanding common shares of BrasilAgro.

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

As of June 30, 2010, we owned land reserves extending over more than 229,105 hectares that were purchased at very attractive prices. In addition, we have a concession over 114,048 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

Our Financial Statements have been prepared under Argentine GAAP and may not provide investors with the information investors would have received if the financial statements were prepared under IFRS.

Our Audited Consolidated Financial Statements are prepared in Argentine Pesos and in accordance with Argentine GAAP and the regulations of the CNV. Our Audited Consolidated Financial Statements under Argentine GAAP may not provide you with the information you would have received if our financial statements were prepared under U.S. GAAP or under IFRS. Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States or European markets. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of the investors in these markets as compared to the securities markets in the United States, European markets and certain other international financial markets. Argentine GAAP differs in certain significant respects from U.S. GAAP, SEC rules and regulations, and IFRS. As required, the Audited Consolidated Financial Statements included in this annual report include a reconciliation of net income and shareholders’ equity to U.S. GAAP. See Note 30 to the Audited Consolidated Financial Statements.

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA

approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2012. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations. You should rely on your own examination of our Company, the financial information contained in our Audited Financial Statements and any other information contained herein. You should consult your own professional advisors in understanding the potential differences between Argentine GAAP and IFRS, if any, and how those differences might impact our financial condition and results of operations.

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

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of November 30, 2010, we owned approximately 57.49% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks relating to our investment in IRSA.

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s economic performance and the value of their real estate assets, and consequently the value of the securities issued by them, are subject to the risk that if IRSA’s properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to their shareholders will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect its operations or the value of its properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other shopping centers and office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by IRSA’s tenants of its legal right to early termination of its leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•

significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of its tenants and its ability to collect rents from its tenants;

•	changes in its ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation or confiscation.

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on its financial condition and results of operations.

IRSA’s investment in property development, redevelopment and construction may be less profitable than it anticipates.

IRSA is engaged in the development and construction of office space, retail and residential properties, shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed IRSA’s original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

•

occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

•	pre-construction buyers may default on its purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the private and public debt markets;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

•

impossibility to obtain, delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects IRSA to greater risks due to fluctuation in the general economy;

•

construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

•	general changes in IRSA’s tenants’ demand for rental properties outside of the city of Buenos Aires; and

•	IRSA may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, IRSA may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, IRSA is nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of its control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm its operating results.

The real estate industry in Argentina is increasingly competitive.

IRSA’s real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with it in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, its business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, its financial condition and results of its operations could be adversely affected.

In addition, many of IRSA’s shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of its property could have a material adverse effect on its ability to lease retail space in its shopping centers or sell units in its residential complexes and on the rent price or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on IRSA`s results of operations.

IRSA faces risks associated with property acquisitions.

IRSA has in the past acquired, and intends to acquire in the future, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, or Alto Palermo Shopping) that would increase its size and potentially alter its capital structure. Although IRSA believes that the acquisitions that it has completed in the past and that it expects to undertake in the future have, and will, enhance its future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	IRSA may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than its estimates;

•

acquired properties may be located in new markets where it may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•

IRSA may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows it to realize cost savings and synergies.

Some of the land IRSA has purchased is not zoned for development purposes, and it may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for the type of projects it intends to develop. In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. IRSA cannot assure you that it will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If it is unable to obtain all of the governmental permits and authorizations it needs to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

Acquired properties may subject IRSA to unknown liabilities.

Properties that IRSA acquires may be subject to unknown liabilities for which it would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against it based upon ownership of an acquired property, IRSA might be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries insurance policies that cover potential risks such as civil liability, fire, loss of profit, floods, including extended coverage and losses from leases on all of its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt its operations, delay revenue and result in large expenses to repair or rebuild the property. Moreover, IRSA does not purchase life or disability insurance for any of our key employees. If any of its key employees were to die or become incapacitated, it would experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on its financial condition and results of operations.

In addition, IRSA cannot assure you that it will be able to renew its insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

IRSA’s dependence on rental income may adversely affect its ability to meet its debt obligations.

The substantial part of IRSA’s income is derived from rental income from real property. As a result, IRSA’s performance depends on its ability to collect rent from its tenants. IRSA’s income and funds for distribution would be negatively affected if a significant number of its tenants or any of its major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	close stores or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

Demand for IRSA’s premium properties which target the high-income demographic may be insufficient.

IRSA has focused on development projects intended to cater to affluent individuals and has entered into property swap agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to its units in premium locations. At the time the developers return these properties to it, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the prices or in the time frame it estimated, which could have a material adverse effect on its financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of IRSA’s properties.

Real estate investments are relatively illiquid and this tends to limit its ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from a certain investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. Some of its properties are mortgaged to secure payment of its indebtedness, and if IRSA is unable to meet its mortgage payments, it could lose money as a result of foreclosure on such mortgages and even lose such property. In addition, if it becomes necessary or desirable for it to dispose of one or more of the mortgaged properties, IRSA might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect its business. In transactions of this kind, IRSA may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and the credit crisis may adversely impact IRSA’s results of operations and business prospects significantly.

The success of IRSA’s business and profitability of IRSA’s operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain its business growth. As part of its business goals, IRSA intends to increase its properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where IRSA believes it can bring necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact its ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Its ability to make scheduled payments or to refinance its obligations with respect to indebtedness depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2010, our consolidated financial debt was Ps.1, 641 million (including short-term and long-term debt, accrued interest and deferred financing costs).

Although IRSA is generating sufficient funds from operating cash flows to satisfy its debt service requirements and its capacity to obtain new financing is adequate given the current availability of credit lines with the banks, IRSA cannot assure you that it will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these circumstances may last.

This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Its leverage could also affect its competitiveness and limit its ability to react to changes in market conditions, changes in the real estate industry and economic downturns.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA default on any financial or other covenants in its debt arrangements, the lenders and/or holders of its debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If it cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations.

IRSA may be negatively affected by a financial crisis in the U.S., the European Union and global capital markets.

IRSA must maintain liquidity to fund its working capital, service, its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or it may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If its current resources do not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and its credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of its company or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The recurrence of a credit crisis could have a negative impact on its major customers, which in turn could materially adversely affect its results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. The impact of a crisis on its major tenants cannot be predicted and may be quite severe. A disruption in the ability of its significant tenants to access liquidity could cause serious disruptions or an overall deterioration of its businesses which could lead to a significant reduction in its future orders of its products and the inability or failure on its part to meet its payment obligations to us, any of which could have a material adverse effect on IRSA’s results of operations and liquidity.

IRSA is subject to risks inherent to the operation of shopping centers that may affect its profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	the fluctuations in occupancy levels in the shopping centers.

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

If certain of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if it simply failed to retain its patronage, IRSA’s business could be adversely affected. IRSA’s shopping centers and, to a lesser extent, its office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at IRSA’s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on its financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA’s future acquisitions may be unprofitable.

IRSA intends to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	IRSA estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•

properties IRSA acquire may fail to achieve within the time frames IRSA projects the occupancy or rental rates IRSA projects at the time IRSA makes the decision to acquire, which may result in the properties’ failure to achieve the returns IRSA projected;

•

IRSA’s pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase its total acquisition costs; and

•

IRSA’s investigation of a property or building prior to its acquisition, and any representations IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase IRSA’s acquisition cost.

If IRSA acquires a business, it will be required to integrate the operations, personnel and accounting and information systems of the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in IRSA’s operations and divert management’s attention away from day-to-day operations, which could impair IRSA’s relationships with its current tenants and employees.

IRSA’s ability to grow will be limited if it cannot obtain additional capital.

IRSA’s growth strategy is focused on the redevelopment of properties ir already owns and the acquisition and development of additional properties. As a result, IRSA is likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot guarantee that additional financing, refinancing or other capital will be available in the amounts it desires or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of its growth potential, its ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on the outcome of these factors, IRSA could experience delay or difficulty in implementing its growth strategy on satisfactory terms, or be unable to implement this strategy.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect the results of operations of IRSA.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009.

Although there was not an outbreak of A H1N1 influenza in the winter of 2010, IRSA cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect IRSA’s businesses.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. The profitiablity of IRSA’s office buildings may be affected by:

•	a decrease in demand for office space;

•	a deterioration in the financial condition of our tenants, which may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly of newer buildings;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA’s hotels operate is highly competitive. The operational success of IRSA’s hotels is highly dependent on its ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA’s hotels depends on:

•	IRSA’s ability to form successful relationships with international and local operators to run its hotels;

•	changes in tourism and travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the H1N1 virus;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

An uninsured loss or a loss that exceeds the policies on IRSA’s properties could subject IRSA to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on IRSA’s properties, tenants are required to indemnify and hold IRSA harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of its agents.

Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, IRSA cannot assure the holders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of its capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

The activities of IRSA are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect its ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining its licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA’s business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA’s leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect operations and profitability of IRSA.

Argentine Lease Law No. 23,091 imposes restrictions that limit flexibility of IRSA.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of IRSA’s lease agreements contain readjustment clauses,

these are not based on an official index nor do they reflect the inflation index. In the event of litigation these provisions may not be enforceable and therefore it may be impossible for IRSA to adjust the amounts owed to IRSA under its lease agreements;

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

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under their leases and the exercise of rescission rights by their tenants could materially and adversely affect their business and IRSA cannot assure you that their tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

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

IRSA is subject to great competitive pressure.

Most of IRSA’s properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of its properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with IRSA for its shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

IRSA’s assets are concentrated in the Buenos Aires area.

The principal properties of IRSA are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of their revenues are derived from such properties. For both its fiscal year ended June 30, 2009 and 2010, approximately 89% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, it expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

IRSA faces risks associated with the expansion to other Latin American markets.

From 1994 to 2002, IRSA had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

IRSA continues to believe that Brazil, Uruguay and other Latin American countries offer attractive opportunities for growth in the real estate sector. IRSA will continue to consider investment opportunities outside of Argentina as they arise.

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

IRSA faces risks associated with its expansion in the United States.

On July 2, 2008, IRSA acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Recent Developments” and “Significant Changes”.

During the fiscal year 2010, IRSA acquired in the aggregate a 10.9% equity interest in Hersha Hospitality Trust (“Hersha”), a real estate investment trust which owns controlling interests in 77 hotels most of which are located on the east coast of the United States. For more information about Hersha, see “Business—International Investments—Investment in Hersha Hospitality Trust”.

The U.S. markets have recently experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations, and this disruption has been acute in real estate and related markets. This disruption has lead to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, have experienced dramatic declines in property values and may continue to experience declines in business and real estate values in the U.S. or elsewhere. IRSA is unable to predict the likely duration or severity of the effects of the disruption in financial markets and adverse economic conditions and the effects they may have on their business, financial condition and results of operations.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA’s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with the acquisition of its subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased its interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the court on December 14, 2000.

In 1991, Indarsa purchased 90% of Tandanor, a formerly government-owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$ 18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result, the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to the companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. IRSA cannot give you any assurance that it will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and its investment in Puerto Retiro, valued at Ps.54.6 million as of June 30, 2010, would be lost. As June 30, 2010, IRSA had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit IRSA’s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, in its Shopping Center segment, as of June 30, 2010, it owned approximately 63.4% of Alto Palermo, while Parque Arauco S.A. owns another 29.6%. However, on October 15, 2010, IRSA executed the option to purchase all of Parque Arauco’s interest in Alto Palermo. For more information, please see “Recent Developments” and “Significant Changes”.

Through IRSA’s subsidiary Alto Palermo, IRSA owns 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A. In its Development and Sale of Properties segment, IRSA has ownership of 50% in Puerto Retiro. In addition IRSA has a 90% stake in Solares de Santa María S.A. while Unicity S.A. owns the remaining 10%. In IRSA’s Hotel segment, it owns 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. IRSA owns 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. IRSA owns 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, IRSA currently owns approximately 29.78% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, IRSA owns a 30% interest in Metropolitan. For more information, please see “Recent Developments” and “Significant Changes”.

IRSA could become engaged in a dispute with one or more of its joint venture partners that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with IRSA’s objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, IRSA’s joint venture partners may have competing interests in its markets that could create conflicts of interest. If the objectives of IRSA’s joint venture partners are inconsistent with its own objectives, it will not be able to act exclusively in its interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on its financial performance. Should a joint venture partner be declared bankrupt, IRSA could become liable for its partner’s share of joint venture liabilities.

Dividend restrictions in IRSA’s subsidiaries’ debt agreements may adversely affect it.

IRSA has subsidiaries and an important source of funds for it are cash dividends and other permitted payments from its subsidiaries. The debt agreements of IRSA’s subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If the subsidiaries of IRSA are unable to make payments to it, or are able to pay only limited amounts, IRSA may be unable to pay dividends or make payments on its indebtedness.

IRSA is dependent on its chairman Eduardo Elsztain and certain other senior managers.

IRSA’s success depends on the continued employment of Eduardo S. Elsztain, its Chief Executive Officer and Chairman of the Board of Directors, who has significant expertise and knowledge of its business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on IRSA’s business. Its future success also depends in part upon IRSA’s ability to attract and retain other highly qualified personnel. IRSA cannot assure you that it will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on its financial condition and results of operations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through our Company. As of November 30, 2010, such beneficial ownership consisted of: (i) 292,811,013 shares held by Cresud, (ii) 39,855,739 shares held by Agrology, S.A. (“Agrology”), a 99.9% subsidiary controlled by our Company, (iii) 628,070 shares held by Consultores Assets Management S.A., and (iv)1,850 shares held directly by Mr. Elsztain.

Conflicts of interest between our Company’s management, IRSA, and its affiliates may arise in the performance of IRSA’s business activities. As of June 30, 2010, Mr. Elsztain also beneficially owned (i) approximately 38.48% of Cresud’s common shares (on a fully diluted basis) and (ii) approximately 97.50% (on a fully diluted basis) of the common shares of IRSA’s subsidiary Alto Palermo. IRSA cannot assure you that its principal shareholders and their affiliates will not limit or cause it to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in IRSA’s interest.

Due to the currency mismatches between IRSA’s assets and liabilities, it has significant currency exposure.

As of June 30, 2010, the majority of its liabilities, such as IRSA’s 8.5% notes due 2017, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of IRSA’s revenues and assets as of June 30, 2010, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

On July 20, 2010, IRSA issued US$ 150.0 million of 11.5% non-convertibles notes due 2020 (“Series II Notes”) under its global note program for the issuance of notes in one or more series up to a nominal value of US$ 400.0 million. The issue price was 97.838% of the nominal value. Interest on the Series II is payable semi-annually on January and June 20, each year, commencing on January 20, 2011. For more information about IRSA’s Series II Notes, please see “Recent Developments” and “Significant Changes”.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in IRSA’s shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as its shopping centers could be materially diminished, having a material adverse effect on its financial condition, results of operations and business prospects.

Risks relating to IRSA’s Investment in Banco Hipotecario

IRSA’s investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2010, IRSA owned approximately 28.03% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 14.8% of its consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Laws and decrees implemented during and after the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. In this context, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

During previous years, the financial markets in the most important countries in the world were affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. During 2009 and as of the date of this annual report, this situation is gradually reverting to normal. IRSA’s management is closely monitoring the effects in order to implement the necessary measures to minimize the impact of the financial crisis on its operations.

Banco Hipotecario relies heavily on mortgage lending and the value of IRSA’s investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on demand for new mortgage loans and the asset quality of outstanding mortgage loans. The past economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

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

In the past years Banco Hipotecario has made several investments that are designed to enable it to develop retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, IRSA cannot give you any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to diversify its operations by developing its retail banking activities and other non-mortgage banking activities, the value of IRSA’s substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation increased 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgages loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased 7.9%. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009 and during the first six month of 2010, CER increased 8.0% 7.0% and 6,1%, respectively, and WPI increased 8.8%, 10.3% and 8.3% respectively.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. As a result of the recalculation of loans, Banco Hipotecario has forgiven its right to enforce 6,627 mortgage loans representing approximately Ps.100 million in the aggregate. As of June 30, 2010, Banco Hipotecario had constituted loan allowances in connection with the results of this recalculation.

IRSA cannot assure you that the Argentine government will not enact further new laws restricting Banco Hipotecario’s ability to enforce its rights as creditor. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between December 31, 2009 and June 30, 2010, Banco Hipotecario’s portfolio of non-mortgage loans increased 16.5% from Ps.2.525.7 million to Ps.2,942.0, million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, IRSA cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. During 2002, Central Bank GAAP was modified in several respects that materially increased certain discrepancies between Central Bank GAAP and Argentine GAAP. In accordance with Central Bank GAAP, Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 includes US$425.0 million of BODEN issued by the Argentine government as compensation for pesification. Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 also includes Ps.17.1 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. In accordance with Central Bank GAAP, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 have been recorded at their technical residual value plus accrued interest.

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

Banco Hipotecario’s exposure to the public sector as of June 30, 2010 amounted US$5.86.0 million consisting mainly by BODEN 2012. Government securities represent approximately 20.2% of Banco Hipotecario´s total assets as of June 30, 2010. Considering Banco Hipotecario’s BODEN holdings, it has a significant exposure to the Government’s solvency. Furthermore, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect our investment.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2010, Banco Hipotecario’s foreign currency-denominated assets exceeded its foreign-currency-denominated liabilities by approximately US$55.5 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of Dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Banco Hipotecario has acquired and will continue to acquire on a regular basis Dollar futures and other derivatives in order to hedge its exposure to foreign currency and interest rate mismatches of its assets and liabilities.

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

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, IRSA cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholders’ or directors or impose further sanctions.

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

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares we hold would automatically lose their triple voting rights. If this were to occur, IRSA would likely lose its current ability, together with its affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. IRSA cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of past and future acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

Risks related to IRSA’s investment in Tarshop S.A.

IRSA is subject to payment default risks due to its investments in credit card activities and personal loans through its subsidiary Tarshop S.A.

As of June 30, 2010, IRSA owned a 100% interest in Tarshop S.A. (“Tarshop”), a company dedicated to the Consumer financing business that originates credit cards accounts and personal loans to promote sales from its tenants and other selected retailers. On December 29, 2009, we entered into an agreement with Banco Hipotecario to sell an 80 % interest in Tarshop for US$ 26.8 million. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold to us 18,400,000 registered, non-endorsable common shares of a par value of Ps. 1 each and entitled to 1 vote per Class “A” share, representing 50% of Metroshop’s stock capital. The transaction was subject to the approval of the Banco Central de la Republica Argentina and certain other customary closing conditions which were obtained on August 30, 2010. As a result, on September 13, 2010 APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s interest in Tarshop was 20 % of its capital stock. In addition, Alto Palermo owns 50% of Metroshop S.A.’s (“Metroshop”) capital stock. For the fiscal year ended June 30, 2010, Tarshop had net revenues of Ps. 251.7 million, representing 19.0% of its consolidated revenues for such period and had a net gain of Ps 27.1 million.

The Consumer financing businesses such as Tarshop, are adversely affected by defaults on credit card accounts and personal loans, defaults by card holders, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond its control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card and personal loan business. In addition, if its consumer financing business is adversely affected by any of the above factors, the quality of its securitized receivables is also likely to be adversely affected. Therefore, IRSA could be adversely affected to the extent that IRSA holds an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.127.4 million in equity certificates as of June 30, 2010.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2010, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.127.4 million and Ps.4.7 million escrow reserves for losses. As of June 30, 2010 Tarshop records a level of allowance for doubtful accounts of Ps.38.0 million.

IRSA cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. IRSA may also face higher liquidity risks on financial trusts.

IRSA’s subordinated interest in Tarshop’s securitized assets may have no value.

Through IRSA’s subsidiary Tarshop, IRSA participates in the consumer financing business. Tarshop operates in the issuance, processing and marketing of its own non-banking credit card called Tarjeta Shopping and grants personal loans. Tarshop’s accounts receivables which consist of cash flows from consumer financing and personal loans are placed into a number of financial trusts that securitize those receivables. These financial trusts issue trust debt securities which are placed through public offering, while Tarshop keeps a subordinated interest by holding participation certificates. Such participation certificates amounted to Ps.127.4 million as of June 30, 2010. The trust debt securities accrue variable interest rates, subject to floors and caps. As a result, the value of subordinated interests in Tarshop Financial Trust and Metroshop could be adversely affected by an increase in interest rates.

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of November 30, 2010, owned approximately 38.49% of our common shares (on a fully diluted basis) (or approximately 187,361,550 common shares which may be exchanged for an aggregate of 18,736,155 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares of ADSs would suffer negative consequences.

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2010. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as additional reporting requirements. See “Taxation United States Taxation– Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

The GDSs are freely transferable under U.S. securities laws, including shares sold to IRSA’s affiliates. Our company, which as of November 30, 2010, owned approximately 57.49% of IRSA’s common shares (or approximately 332,666,752 common shares which may be exchanged for an aggregate of 33,266,675 GDSs), is free to dispose of any or all of our common shares or GDSs at any time in our discretion. In this calculation we are including 39,855,739 IRSA’s common shares owned by our subsidiary Agrology. Sales of a large number of IRSA’s common shares and/or GDSs would likely have an adverse effect on the market price of IRSA’s common shares and the GDS.

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

On February 2, 2007, IRSA issued 8.5% notes due 2017 in an aggregate principal amount of US$150.0 million. These notes contain a covenant limiting their ability to pay dividends which may not exceed the sum of:

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

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by their restricted subsidiaries from (a) any contribution to IRSA’s equity capital or to the capital stock of their restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of their restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) any issuance and sale subsequent to the issuance of IRSA’s notes due 2017, of their indebtedness, or of the indebtedness of IRSA’s restricted subsidiaries that has been converted into or exchanged for its qualified capital stock, or (c) any reduction in its indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

On July 20, 2010, IRSA issued its 11.5% notes due 2020 in an aggregate principal amount of US$ 150.0 million. These notes are subject to the same covenants as described above for IRSA’s 8.5% notes due 2017.

As a result, IRSA cannot give you any assurance that in the future they will pay any dividends in respect of their common shares.

Item 4.	Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

As of November 30, 2010, we have invested approximately Ps.816.1 million to acquire our current 57.49% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Purchase, sales and barter of properties

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2010, 2009 and 2008, divided between our agricultural and real estate businesses:

Fiscal Year Ended June 30, 2010

Agricultural Business

Expanding business into the Republic of Paraguay

On March 19, 2010 our subsidiary Cresca S.A. (“Cresca”) required the transfer of 3,614 hectares from Carlos Casado S.A., pursuant to an option Cresca exercised in September 2008.

Pursuant to the option agreement, Cresca will pay Carlos Casado S.A. an aggregate purchase price of US$350 per hectare or US$1.3 million as follows: US$0.3 million was paid on March 23, 2010; US$0.5 million was paid on December 1, 2010 and US$0.5 million will be paid on March 1, 2011.

On June 29, 2010, the title deed was executed for 3,646 hectares.

Sale of “Tali Sumaj” farm

On December 17, 2009, we entered into a preliminary agreement for our sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million, of which US$ 0.5 million have been already collected, whereas the balance was payable on April 15, 2010. The deed of sale would become effective if before April 15, 2010 the preliminary attachment levied in the matter of “EXAGRIND S.A.—Estancia San Rafael v. Tali Sumaj et al, on Damages” was released.

On April 14, 2010 the parties agreed to extend the closing date of the deed of sale and payment of the purchase price balance until May 17, 2010, conditioned upon the final release of the preliminary attachment mentioned above.

On May 28, 2010 possession of the property was surrendered as the full price had been previously received, and the execution of the deed of sale remained pending for reasons not attributable to us. In addition, we promised to take all actions available to us, so as to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was rendered and to bear all legal costs and further procedural expenses resulting from an adverse final judgment in the case. To such end, we delivered a performance bond for the benefit of the purchaser as security for our obligations.

Real Estate Business

Acquisition of real estate assets in Uruguay

In December 2009, the Company acquired from an unrelated party a parcel of land for US$ 1.9 million, of which US$ 0.3 million has been paid with the remaining balance to be settled through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of all such units.

In February 2010, the Company acquired additional parcels of land for US$ 1.0 million, of which US$ 0.15 million has been paid with the balance to be settled in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears from December 31, 2009.

Acquisition of Catalinas Norte plot of land

In December 2009, the Company acquired through a public auction a 3,649 square meters plot of land located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010.

Sale of properties in Guaymallén (Mendoza) and Rosario

On April 14, 2010, the Company sold the lot designated as 2A of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain conditions precedents, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as 2E of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million were collected as of June 30, 2010. The outstanding balance will be settled as follows: (i) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of the title deed and (ii) an amount of US$ 0.7 million, due on May 30, 2010 plus 14% interest, as from the transfer of the title deed. The lot was mortgaged in favor of the Company as collateral for the payment.

Sale of Buildings

The Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

Fiscal Year Ended June 30, 2009

Agricultural Business

Acquisitions of farmland in Republic of Paraguay

During September 2008, we entered into an option agreement to acquire a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado, for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

Acquisitions of farmland in Bolivia

On July 28, 2008, we acquired several properties in Bolivia as further described below:

We acquired “Las Londras” farm, a 4,566 hectares property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million of which US$8.9 million was paid in cash. The outstanding balance will be paid without interests in February 15, 2011. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers, effective through the payment date.

We acquired the “San Cayetano” and “San Rafael” farms which are properties with 883 and 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.8 million of which US$ 6.9 million was paid in cash. The outstanding balance was paid without interests in November, 2010.

We acquired “La Fon Fon” farm, a 3,748 hectares property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$8.6 million of which US$ 6.7 million was paid in cash. The outstanding balance was paid without interests on November, 2010.

Acquisition of a parcel of a farm in Luján

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date.

On December 13, 2008, we were formally recognized as principal of the transaction, therefore, we paid the balance of US$ 1.8 million on March 11, 2010 upon the execution of the title deed for such property.

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

Land sales out of “El Recreo” and “Los Pozos” farms

On July 24, 2008, we sold 1,829 hectares out of the “El Recreo” farm, located in the Province of Catamarca for US$0.4 million. The buyer paid US$0.1 million in cash upon executing the title deed and the balance was collected in two annual consecutive installments of US$0.12 million each, plus accrued interest at LIBO rate plus 3% per annum. This transaction generated a gain of US$0.3 million recognized in the statements of income as of June 30, 2009.

On October 7, 2008, we entered into a preliminary sales agreement for the sale of 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$0.5 million. On April 7, 2009, the deed was executed and the balance of US$0.2 million has been collected. The transaction generated a gain of US$0.5 million.

Real Estate Business

Sale of Buildings

The Company sold 20,315 square meters of gross leasable area for Ps. 201.3 million in cash. These sales generated a profit of Ps. 119.4 million.

Fiscal Year Ended June 30, 2008

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

Formation of Companies

Fiscal Year Ended June 30, 2010

Real Estate Business

Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA acquired 5.7 million common shares which represent approximately a 10.4% equity interest in Hersha capital stock. Together with the acquisition of the aforementioned equity interest, IRSA was granted an option to acquire 5.7 million additional common shares at a price of US$3.00 per share; which option expires on August 2014. The total purchase price was US$14.3 million.

On January 2010, IRSA acquired 4.8 million additional shares in Hersha for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital in which we exercised our preemptive subscription rights. Therefore, as of June 30, 2010, IRSA’s interest in Hersha amounted to 10.9% of Hersha’s capital stock.

On October 15 2010, IRSA acquired Parque Arauco S.A.’s direct and indirect stake in Alto Palermo, for a purchase price of US$ 126 million. For more information please see “Recent Developments” and “Significant Changes”.

Acquisition of Torodur S.A.

In May 2010, the Company acquired Torodur S.A.’s, a shell company located in Uruguay, for de minimis consideration.

Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, the Company exercised the option and completed the acquisition of 80% of Arcos del Gourmet S.A.’s (“Arcos”) common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, the Company consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million, of which US$ 0.4 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

Fiscal Year Ended June 30, 2009

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

Within such context, we participate together with Carlos Casado (with a 50% interest each) in Cresca a stock company organized under the law of the Republic of Paraguay, under which we will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, which are derived from the purchase option granted by Carlos Casado S.A. to Cresca, and was exercised on September 3, 2008.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Additionally, we executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to us aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, our 99.99% directly and indirectly controlled subsidiary Agrology made a contribution in kind to the Paraguayan company, Cresca. Such contribution is made up of undivided 50% of five plots of land located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from Carlos Casado S.A.

Consequently, together with Carlos Casado’s S.A. contribution, the total contribution to Cresca stands at US$ 10.5 million.

Likewise, on that date, the amount of US$ 5.2 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado to Cresca on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

Investment in Cactus Argentina S.A. (“Cactus”)

We had a 24% interest in Cactus. On June 30, 2009, we, directly and indirectly through our subsidiary Agrology, by means of its subsidiary Helmir S.A. (“Helmir”), acquired an additional 24% interest in Cactus for a total consideration of US$1.2 million, which was paid on June 30, 2010. Later, we acquired such interest from Helmir S.A. and, consequently, our direct interest in Cactus increased to 48% as of June 30, 2010. For more information please see “Recent Developments”

Real Estate Business

Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of IRSA (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC, a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA’s share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero at June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. IRSA adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 and 2010, amounted to US$11.8 million and US$12.3 million, respectively, disclosed under other receivables.

Acquisition of shares in Banco Hipotecario

During fiscal year 2009, IRSA acquired additional shares in Banco Hipotecario for Ps. 107.6 million of which Ps. 78.8 million were paid in July 2009. As a result of this transaction, IRSA’s equity interest in Banco Hipotecario increased to 21.34% (without considering treasury shares). The acquisition was accounted for under the purchase method of accounting. This transaction generated a gain of Ps. 133.0 million.

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

Acquisition of Arcos’s shares

In August 2007, the Company paid US$ 0.6 million for an option to purchase an 80% interest in Arcos, a company holder of a concession to exploit the old warehouses and adjacent spaces owned by the Organismo Nacional Administrador de Bienes del Estado (“ONABE”), a public entity created to administer certain public assets, mainly former national railway assets.

Fiscal Year Ended June 30, 2008

Agricultural Business

We, directly or indirectly through our subsidiaries, formed two companies in May 2008, Agrology and FyO Trading S.A.

Agrology is a new venture that invests in financial instruments and manages equity interests in other companies.

FyO Trading is a new venture that engages in agricultural production and commerce.

Capital Expenditures

Our capital expenditures totaled Ps.216.6 million, Ps.317.2 million and Ps.28.0 million for the fiscal years ended on June 30, 2010, 2009 and 2008, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, building of a new shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prevailing prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2010

For the fiscal year ended on June 30, 2010, our investments in the real estate business totaled Ps. 168.5 of which (i) Ps.156.5 million were related to acquisitions and improvements of fixed assets, mainly in connection with the acquisition of the Catalinas Norte plot of land (Ps.100.8 million), improvements in our Shopping Centers (Ps.32.5 million), completion of the Dot Baires Shopping and the construction of the adjacent office building (Ps.7.4 million), and improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (Ps.1.8 million, Ps.1.2 million and Ps.0.8 million, respectively), and (ii) Ps.11.9 million were invested in the acquisition of undeveloped parcels of land, mainly the Zetol and Vista al Muelle plots of land. In addition, our main investments in the agricultural business during fiscal year 2010 were (i) Ps. 17.0 million for works in progress (including Ps. 11.6 million in land development, Ps. 2.5 million in wire fencing, Ps. 1.9 million in systems for chanelling and distributing water in the farms, Ps. 2.9 million in water channels and troughs, Ps. 0.3 million in pens, Ps. 0.1 million in facilities and Ps. 0.1 million in improvements and refurbishment in farmhouses), (ii) Ps. 18.0 million in land development, Ps. 2.1 million in improvements (including Ps. 0.7 million in watering troughs, Ps. 0.5 million in constructions, Ps. 0.5 million in wire fences, Ps. 0.3 million in pens and Ps. 0.2 million in feedyards and watering troughs), Ps. 0.6 million in machinery, Ps. 0.8 million in vehicles, Ps. 1.6 million in new pastures, Ps. 0.6 million in construction, Ps. 1.2 million in facilities and Ps. 0.3 million in furniture and fixtures and computer equipment.

Fiscal Year Ended June 30, 2009

For the fiscal year ended June 30, 2009, our main investments consisted of Ps.207.3 million in constructions (including Ps.161.3 million in the construction of the Dot Baires shopping center and the construction of Dique IV, Ps.1.9 million in improvements on the “San Pedro” farm and Ps.1.0 million in the construction and improvements to the dairy facilities in “La Juanita” farm), Ps.78.3 million in the acquisition of real estate (including Ps.43.4 million as payment for the purchase of 4,566 hectares in “Las Londras” farm, 883 and 2,969 hectares in “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, in the Republic of Bolivia and 3,748 hectares in “La Fon Fon” farm located in the Province of Obispo Santiesteban, in the Republic of Bolivia, Ps.19.9 million as payment for the purchase of a 50% interest in of 41,931 hectares of the “Jerovia” farm located in the District of Boquerón in Paraguay owned by Cresca through our equity interest in Agrology, Ps.8.9 million in the acquisition of land reserves, Ps.3.9 million as payment for the purchase of a land reserve located in Luján, Province of Buenos Aires and Ps.2.2 million as payment for the purchase of 10,910 hectares in “Estancia Carmen”), Ps.22.6 million for construction in progress (including Ps.19.5 million in development of land reserves, Ps.1.6 million in improvement in the main house, personnel’s houses, roads, wire fences, channels and watering troughs and Ps.1.5 million in forestation and new pastures), Ps.3.6 million in improvements (including Ps.1.8 in wire fences, Ps.1.1 million in watering troughs, Ps.0.4 million in roads and Ps. 0.3 million in pens and cattle chutes), Ps.2.5 million in vehicles, Ps.1.2 in facilities, Ps.0.9 million in machinery, Ps.0.4 million in furniture and fixtures, Ps.0.3 million in computers and Ps.0.1 million in tools.

Fiscal Year Ended June 30, 2008

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

Recent Developments

Capital increase in Cactus. On December 23, 2010, to provide Cactus with funds in order to meet its working capital needs, we took part in a capital increase for US$4.0 million. Therefore, we increased our interest in Cactus from 48% to 80%. The remaining 20% is held by our partner Tyson. As part of this transaction, we and Tyson decided to make certain amendments to the shareholders agreement and, in this context, Cresud granted to Tyson a put option in connection with its 20% interest in Cactus.

Sale of IRSA’s Notes. On December 3, 2010, we sold treasury held Class I Notes issued by IRSA in the secondary market, for a nominal value of US$ 33,152,000 at an average price of 100.09%. As a result of such sale, we received a total income of US$ 34,097,674, in principal and accrued interest.

Payment of dividend. Our Ordinary and Extraordinary General Shareholders’ Meeting held on December 9, 2010 approved the distribution of a cash dividend for Ps.69.0 million.

Exercise of Warrants. Between November 17 and November 22, 2010, certain holders of warrants exercised their right to purchase additional shares within the framework of the capital increase implemented in March, 2008. Accordingly, we issued an aggregate amount of 421 ordinary shares while 1,200 warrants were cancelled. Therefore, as from the date the abovementioned warrants were exercised, our number of shares increased from 501,560,508 to 501,560,929. As of the date of this Annual Report there are 177,644,714 outstanding warrants.

Adquisition of BrasilAgro’s common shares. On October 20, 2010 and on December 23, 2010, we and Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”) executed two addenda to the share purchase agreement dated as of April 28, 2010, under which we either directly and/or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million, and on December 23, 2010 we paid R$50.8 million. The price remainder equivalent to R$52.2 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 first issue warrants.

Consequently, we are either directly or indirectly the owners of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding capital stock. It should be noted that acquiring shares does not imply any change in control of BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to reflect the sale of the shares owned by Tarpon and its affiliates. Likewise, due to the transaction, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

Sale of “La Juanita” Farm. On September 3, 2010, we sold “La Juanita” farm located in Trenque Lauquen, Province of Buenos Aires. The purchase price was US$18.0 million, of which US$ 4.5 million was collected on August 6, 2010, upon executing the agreement of purchase; US$ 12.5 million was collected upon executing the title deed and the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, will be paid on January 10, 2011. The transaction also included a loan for use agreement in our favor through January 10, 2011, on certain portions of the building, seeking to continue until such date with the productive activities carried out at the establishment.

Issuance of Series III and IV non-convertible notes. On July 16, 2010, we issued the Series III non-convertible notes (“Series III”) for an aggregate amount of Ps.35,6 million, maturing 21 months from its issuance date, at a Badlar Privada rate plus 400 basis points. On the same date we issued Series IV non-convertible notes (“Series IV”) for an aggregate amount of US$17.8 million equivalent to Ps.70.2 million, with a maturity date 24 months from its issuance date, at an annual fixed rate of 7.75%.

Building located at 183 Madison Avenue, New York, NY. On August 26, 2010, IRSA among other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY in one of Manhattan’s most prominent neighborhoods, known as “Midtown South”. The building has approximately 22,893 square meters of leasable area, and, as of September 30, 2010, its occupancy rate exceeded 72%.

On August 30, 2010, IRSA transferred US$7.3 million to the seller for the execution of the purchase agreement.

On December 15, 2010 IRSA reported that the acquisition was closed, through our subsidiary Rigby 183 LLC (“Rigby 183”), in which IRSA has an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was U$S85.1 million, su of which U$S45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, IRSA informed that it is currently negotiating the sale of the 8% interest in Rigby 183 held by RES.

Investment in Lipstick Building, New York, United States. On August 4, 2010, IRSA transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$ 2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

Payment of Cash Dividend. On November 19, 2010, IRSA paid to its shareholders a cash dividend for the fiscal year ended June 30, 2010 of the sum of Ps.120.0 million equivalent to 20,796976237% of its outstanding capital.

Sale of Alto Palermo’s Notes. On October 12, 2010, IRSA reported that sold in the secondary market, treasury held Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39,6 million. As a result of such sale, IRSA received a total income of US$ 38,07 million.

Solares de Santa María, Ciudad de Buenos Aires, (formerly Santa María del Plata). In early September 2010, IRSA through its subsidiary E-Commerce Latina S.A. acquired 100% of the capital stock of Unicity S.A. for the sum of US$ 2.5 million. Unicity’s main asset is a 10% interest in the capital stock of Solares de Santa María S.A., which acquisition was partially financed with funds IRSA lended to Unicity S.A. On September 28, 2010, such outstanding balance of US$9.1 million was capitalized and received 36,036,000 shares representing 88.61% of Unicity S.A.’s capital stock, being held by E-Commerce the remaining 11.39%.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in Alto Palermo. On October 15 2010, IRSA executed the option to acquire of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The purchase price was US$ 126 million, of which US$ 6 million were paid by IRSA at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the purchase price. As a consequence of this transaction IRSA increased its interest in Alto Palermo from 63.35% to 94.9% of Alto Palermo’s capital stock.

Investment in Hersha Hospitality Trust. On October 22, 2010, IRSA through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by IRSA, acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition IRSA’s interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Issue of Notes. On July 20, 2010, IRSA issued U$S 150.0 million of its 11.5% non-convertibles notes due 2020 under its global note program for the issuance of notes in one or more series up to an aggregate principal amount of US$ 400.0 million. The issue price was 97.8% of the nominal value of the notes.

Sofora Offer. During this fiscal year, IRSA participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, we submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo’s Notes purchased by us.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Acquisition of TGLT Shares: On November 4, 2010, Alto Palermo acquired the amount of 5,214,662 registered non-endorsable common shares, of TGLT S.A. (“TGLT”) for a total consideration of Ps.47.1 million.

Sale of Beruti Plot to TGLT: On October 13, 2010, Alto Palermo entered into a sale and purchase agreement with TGLT in order to transfer the property we own, located at 3351/3359 Beruti street between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires. In the aforementioned property TGLT intends to build an apartment building with both residential and commercial parking spaces. The agreed price fot this transaction was US$17.8 million. As consideration for the transfer of the Property TGLT has agreed to transfer Alto Palermo: (i) a number of residential units to be determined, representing 17.33% of the total square meters of the residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10.7 million to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT completed the initial public offering of its shares on the Bolsa de Comercio de Buenos Aires, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Conversion of Alto Palermo’s Convertible Notes: On October 7, 2010, Alto Palermo reported that two holders of its Convertible Notes exercised their conversion rights. Hence, Alto Palermo issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and canceled Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, Alto Palermo’s capital stock increased from Ps. 78,206,421.4 to Ps. 125,960,841.1 and the number of outstanding shares increased from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Payment of Alto Palermo’s early dividend: On October 7, 2010, Alto Palermo’s board of directors approved the payment of an early dividend in cash for an amount of Ps. 113 million or Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15, 2010.

Sale of notes of Alto Palermo. On October 12, 2010, IRSA reported that it has sold in the secondary market, its Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million. As a result of such sale, the Company received a total income of US$ 38.1 million.

Sale of Tarshop: On August 30, 2010, the Central Bank approved Alto Palermo’s sale of 80% of Tarshop’s capital stock to Banco Hipotecario. As a result, on September 13, 2010, Alto Palermo transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price was U$S 26.8 million. Immediately after the sale, Alto Palermo’s interest in Tarshop was 20% of Tarshop’s capital stock.

Paraná Plot: On August 12, 2010 Alto Palermo executed a preliminary purchase agreement in order to acquire a plot of land in Paraná, Entre Ríos. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million were paid as advance payment on July 14, 2009; and ii) US$ 0.1 million were paid upon execution of the preliminary purchase agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We, through our subsidiary Alto Palermo and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which Alto Palermo would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to Alto Palermo an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to Alto Palermo a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to Alto Palermo US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which Alto Palermo notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and Alto Palermo totals US$ 5.9 million.

On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rescinds the abovementioned agreement.

San Miguel de Tucumán Plot: On March 15, 2010 alto Palermo executed an offer for the purchase, build and operate a shopping center in a plot of land owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedents that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Shopping Neuquén Project. Alto Palermo’s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions; both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. Works would have to commence within 90 days as from the registration date of the new plan.

The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

Shopping Neuquén filed the work plans for the first stage of the project (which includes the construction of the shopping center and hypermarket), obtained the consents required for commencing works, and on July 5, 2010 it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of works. In case of default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén S.A. sold by the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén is currently evaluating the procedural recourse to be filed.

Acquisition of “Soleil Factory” Shopping Center’s. On July 1, 2010, APSA and INC S.A. (“INCSA”), an unrelated party, executed the final instrument for the partial transfer of business whereby INCSA transferred the business of the commercial center known as “Soleil Factory”, becoming operational on such date. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

Torres Rosario Project, City of Rosario, Province of Santa Fe. Alto Palermo owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, two of the plots had been bartered (plots 2-G and 2-H). During the Fiscal year 2010 Alto Palermo sold the lots designated as 2 A and 2 E.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, Alto Palermo executed with Condominios del Alto S.A. a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011. During fiscal year 2010 Alto Palermo sold the lots designated as 2-A AND 2-E.

B. BUSINESS OVERVIEW

General

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector, through our investment in BrasilAgro, as well as in other Latin American countries. We are currently involved in several activities including crop production, beef cattle production and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange “BCBA”) and our ADSs are listed on the NASDAQ stock market.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2010, we held a 57.49% interest in IRSA.

During the fiscal years ended June 30, 2009 and 2010, we had consolidated sales of Ps.1,254.7 million and Ps.1,664.6 million, production income of Ps.172.5 million and Ps.217.7 million, and consolidated net income of Ps.124.6 million and Ps.185.4 million, respectively. During the fiscal years ended June 30, 2009 and June 30, 2010, our total consolidated assets increased 14.4% from Ps.5,976.1 million to Ps.6,837.9 million, and our consolidated shareholders’ equity increased 8.6% from Ps.1,812.9 million to Ps.1,968.2 million.

Agricultural Business

As of June 30, 2010, we owned 24 farms with approximately 473,368 hectares. Approximately 42,008 hectares of the land we own are used for crop production, approximately 93,222 hectares are for beef cattle production, 100,911 hectares are for sheep production, 4,900 hectares are for milk production and approximately 3,222 hectares are leased to third parties for crop and beef cattle production. The remaining 229,105 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Anta S.A. we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2009 ended on June 30, 2010, we leased 42,696 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

	At June 30,
	2008(1)(4)	2009(1)(4)(5)	20010(1)(4)(6)
	(in hectares)
Crops(2)	63,900	115,411	104,627
Beef cattle	123,935	128,859	105,857
Milk	4,320	4,344	4,900
Sheep	90,000	100,911	100,911
Land reserves (3)	383,573	356,796	343,153
Owned farmlands leased to others	8,467	8,317	11,049

Total	674,195	714,638	670,497

(1)	Includes 35.7% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	We use part of our land reserves to produce fence posts and rods.
(4)	Includes approximately 162,000 hectares through our 100.0% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

(5)	Includes 48.0% of approximately 170 hectares owned by Cactus, an affiliated Argentine company in which we have a non-controlling 48.0% interest. See “Organizational Structure—Subsidiaries and Affiliated Companies.”
(6)	Includes 12,166 hectares of farms which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares located in the District of Boquerón, Paraguay, owned by Cresca through our equity interest in Agrology S.A.. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2010, we owned 23.24% of the outstanding common shares of BrasilAgro. As of June 30, 2010, our investment in BrasilAgro represented approximately 4.2% of our total consolidated assets.

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

As of June 30, 2010, we had invested approximately Ps.816.1 million to acquire 57.49% of the outstanding common shares of IRSA. Between December 2007 and June 30, 2010, we acquired 133,293,724 shares of IRSA, increasing our interest to 57.49% at the closing of fiscal year 2010. As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s.

Strategy

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector through our affiliate IRSA.

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

•

International expansion. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2010, BrasilAgro had 9 properties totaling 174,840 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, Cresud entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2010, we owned 12,166 hectares located in the Republic of Bolivia, and 50% of 45,578 hectares located in the Republic of Paraguay.

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

•

In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health. For example, in May 2007 we opened one of the most modern dairy production facilities in Argentina, achieving a daily output of more than 40,000 liters.

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

Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2010, we owned 229,105 hectares of land reserves and held approximately 114,048 hectares under concession located in under-utilized areas where agricultural and livestock production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not allocated to production.

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

Focus on preserving long-term value of our investment in our real estate subsidiary IRSA

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

•

Shopping centers. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. Our main objectives are to generate a sustained growth in the cash flow of our shopping centers and increase their value in the long-term, and maintaining a leading position in the Argentina’s shopping center industry by developing new shopping centers in urban areas with attractive prospects of growth, including Buenos Aires’ Metropolitan area, Argentine provinces and elsewhere in Latin America.

•

Development and sale of properties. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering —greenspace for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the fiscal year ended June 30, 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in new market segments.

•

Office and other non- shopping center properties. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

•

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We also seek to continue to invest in improvements for our hotels, such as the opening of 43 new suits in Hotel Llao Llao in Bariloche, so as to maintain a high level of service in the hotel competitive sector.

•

Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of New York. We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

•

Land reserves. We seek to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable —pipeline of new development projects for upcoming years.

•

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. We have acquired a 30% interest in a company incorporated in Delaware (United States), whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, we acquired a 11.31% interest, jointly with subsidiaries, in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 9,700 rooms as of June 30, 2010. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities.

Our Principal Agricultural Business Activities

During the fiscal year ended June 30, 2010, we conducted our operations on 24 owned farms and 68 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Year ended June 30,
	2008(1)	2009(1)	2010(1)
Crops (2)	198,146	237,031	322,616
Beef cattle (3)	8,786	7,112	3,153
Milk (4)	20,825	20,898	21,690

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production Year ended June 30,
	2008(1)	2009(1)	2010(1)
	(in tons)
Wheat	21,583	21,375	11,636
Corn	94,021	110,149	127,060
Sunflower	9,283	13,030	7,641
Soybeans	59,479	76,893	126,956
Other	13,781	15,584	49,323

Total	198,147	237,031	322,616

(1)	Does not include production from Agro-Uranga S.A.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the periods indicated below:

	Sown Land for Crop Production (1) Year ended June 30,
	2008	2009	2010
	(in hectares)
Owned(2)	29,640	47,729	51,115
Leased	30,449	59,615	42,696
Under Concession	3,811	8,067	10,816

Total	63,900	115,411	104,627

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

As of June 30, 2010, our crop stocks consisted in 5,466 tons of wheat, 40,034 tons of corn, 40,501 tons of soybean, 3,074 tons of sorghum and 1,083 tons of sunflower; whereas as of June 30, 2009 such stocks consisted in 4,002 tons of wheat, 36,517 tons of corn, 25,497 tons of soybean, 3,486 tons of sorghum and 8,648 tons of sunflower. As of June 30, 2010 and 2009, the surface area of leased land was 40% and 52% of the total sown land, respectively.

At June 30, 2010, 90% of wheat, 98% of soybean, 67% of corn and 100% of sunflower were harvested, while at June 30, 2009, 100% of wheat, 100% of soybean, 84% of corn and 100% of sunflower were harvested.

As of June 30, 2008 such stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is mostly located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to improve management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

During fiscal year 2010, we invested approximately Ps 23.0 million in irrigation equipment, machinery and technology application through no till sowing.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2010, our beef cattle aggregated 71,238 heads, and we had a total surface area of 93,140 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2010, our beef cattle activities generated sales of Ps.39.3 million, representing 12% of our consolidated sales, and our production was 5,659 tons, a decrease of 20.4% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the fact that less heads of cattle were sent to the feedlot, which delayed the fattening process. In addition, it should be noted that the scarce rainfall in certain producing areas forced us to relocate livestock in some cases, which resulted in alterations in the cattle fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Year ended June 30,
	2008(1)	2009(1)	2010(1)
Beef cattle production (in tons)(2)	8,786	7,112	5,659

(1)	Does not include production from Agro Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved due to the implementation of technologies, such as handling techniques and females artificial insemination with cattle genetics especially selected for the stock, which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and discuss tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Year ended June 30,
	2008(2)	2009(2)	2010(2)
Breeding(1)	57,999	59,283	61,859
Fattening	22,359	28,520	9,379

Total	80,358	87,803	71,238

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef cattle from Agro-Uranga S.A. and Cactus. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

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

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and dietary supplementation purposes and animal health costs, among others.

During the fiscal year 2010 we invested approximately Ps.12.8 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk Production

As of June 30, 2010 we conducted our milk business in three dairy facilities located in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,800 cows in milking per day and seek to increase total production through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farms.

After the fiscal year’s closing date, on September 3, 2010, we sold “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards, with the purpose of distinguishing our production and obtaining higher prices in production sales.

As of June 30, 2010, the three dairy farms had obtained the Global Gap and HACCP certification.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Year Ended June 30,
	2008(1)	2009(1)	2010(1)
Average milking cows	3,174	3,286	3,297
Daily production (liters per cow)	18.0	17.4	18.0
Total production (thousands of liters)	20,825	20,898	21,690

(1)	Does not include production from Agro-Uranga S.A. See “Organizational Structure—Subsidiaries and Affiliated Companies.”

At the closing of fiscal year 2009, we had 7,634 heads of cattle on 4,106 hectares involved in the production of milk. As of June 30, 2010, we had 8,250 heads of cattle on 4,637 hectares to milk production.

During fiscal year 2010, we invested an approximate amount of Ps.1.6 million in equipment, machinery and pastures and development in connection with our dairy herd.

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

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million that was paid in full.

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

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado, for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

On March 19, 2010, Cresca required the transfer of 3,646 hectares located at Mariscal José Félix Estigarribia, Department of Boquerón, Republic of Paraguay from Carlos Casado S.A., pursuant to an option Cresca obtained in September, 2008. As agreed in the option agreement, Cresca will pay Carlos Casado US$ 350 per hectare or US$ 1.3 million, as follows: US$ 0.32 million was paid on March 23, 2010; US$ 0.47 million shall be paid on December 1, 2010, and US$ 0.47 million was paid on March 1, 2011.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last thirteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003 (2)	1	25.0
2004	—	—
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	—	2.5

(1)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(4)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.
(7)	Includes the acquisition of “Estancia Carmen”, “Puertas de Luján”, “Las Londras”, “San Cayetano”, “San Rafael”, and “La Fon Fon” farms and 50% of “Jerovia” farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.
(8)	Includes exercise of the option over 50% of the “Jerovía” farm of 3,646 hectares.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the thirteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/(Loss)(1) (Ps. million)
1998 (2)	1	6.8	4.1
1999 (3)	2	27.8	9.4
2000	—	—	—
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9
2010 (13)	1	18.6	13.7

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.

On July 24, 2008, we signed the deed of sale for two parcels of “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.4 million, of which US$ 0.1 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the last fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”).

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million that was collected in full as of the date of this annual report.

On December 17, 2009, we signed a preliminary agreement for the sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million. US$0.5 million have been already collected, whereas the balance was payable on April 15, 2010. The deed of sale would become effective if before April 15, 2010 the preliminary attachment levied in the matter of “EXAGRIND S.A.- Estancia San Rafael v. Tali Sumaj et al, on Damages” was released. On April 14, 2010 the parties agreed to extend the closing date of the deed of sale and collection of the transaction price balance to May 17, 2010, conditioned upon the final release of the preliminary attachment mentioned above. On May 28, 2010 possession of the property was surrendered as the full price had been previously received, and the execution of the deed of sale remained pending for reasons not attributable to the Company. In addition, we promised to take all actions available to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was entered against us and to bear all legal costs and further procedural expenses resulting from the entry of a final and conclusive judgment in the case. To such end, we delivered a performance bond for the benefit of the purchaser as security for our obligations.

After the closing date of this fiscal year, on September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, out of which US$ 4.5 million have been already paid and the amount of US$ 12.5 million will be payable upon execution of the title deed, at which time possession will be surrendered. The balance of US$ 1 million will be payable on January 10, 2011. A first ranking mortgage has been set up for our benefit as security for payment of such balance. The sale resulted in a gain of approximately Ps.49.6 million, which will be reflected in the quarterly financial statements as of September 30, 2010.

Farms

As of June 30, 2010, we owned, together with our subsidiaries, 24 farms, with a total surface area of 473,368 hectares.

The following table sets forth our farm portfolio as of June 30, 2010:

	Owned Farms at June 30, 2010
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
“La Adela”	Buenos Aires	1,054	Original	Crops
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crops/Milk
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crops
“Las Vertientes”	Córdoba	4	—	Silo
“La Esmeralda”	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle
“La Suiza”	Chaco	41,993	Jun. ‘98	Crops/Beef Cattle
“Santa Bárbara/Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation
“Cactus” (1)	San Luis	82	Dec. ‘97	Feed lot
“El Recreo”	Catamarca	12,394	May. ‘95	Beef Cattle/Natural Woodlands
“Los Pozos”	Salta	240,858	May ‘95	Beef Cattle/Crops/ Natural Woodlands
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crops
“San Nicolás/Las Playas”(2)	Sta.Fe/Cba	2,965	May. ‘97	Crops/Milk
“El Tigre”	La Pampa	8,365	Apr.’03	Crops/Milk
“8 de Julio/Ea. Carmen”	Santa Cruz	100,911	May. ‘07	Sheep
“La Esperanza”	La Pampa	980	Mar. ‘08	Crops
“Puertas de Luján”	Buenos Aires	115	Dic. ‘08	Other
“Las Londras/San Rafael/San Cayetano/La Fon Fon”	Bolivia	12,166	Ene ‘09/Nov. ‘08	Crops
“Jerovia”(3)	Paraguay	22,789	Feb. ‘09	Natural woodlands

Total		473,368

(1)	Hectares in proportion to our 48.0% interests in Cactus Argentina S.A.
(2)	Hectares in proportion to our 35.723% interest in Agro Uranga S.A.
(3)	Hectares in proportion to our 50.0% interest in Cresca through Agrology S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2010, 1,086 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. The “La Juanita” farm, located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2010, 4,021 heads of cattle were grazing in 2,231 hectares of sown and natural pastures, and 1,434 hectares were used for crop production. This farm produced 11.9 million liters of milk during the fiscal year ended June 30, 2010, with an average of 1,643 dairy cows being milked and 17.5 liters per cow per day.

After the closing date of this fiscal year, on September 3, 2010, we executed the deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The agreed purchase price was US$18.0 million, of which US$ 4.5 million was collected on August 6, 2010, upon executing the agreement of purchase; US$ 12.5 million was collected upon executing the title deed and the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, will be paid on January 10, 2011. The transaction also included a loan for use agreement in our favor through January 10, 2011, on certain portions of the building, seeking to continue until such date with the productive activities carried out at the establishment.

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

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million was paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The final installment was paid on July 29, 2010.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2010, we used 3,231 hectares in agricultural production. We completed the development of tropical pastures in approximately 50,000 hectares. As of June 30, 2010, there were 52,263 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 332 kg. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$ 2.2 million, which has been received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sales price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of this annual report.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2010, approximately 6,458 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2010, the farm had 736 hectares of pasture used for milk production and a sown surface area, including double crops, of 3,804 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2009/2010 farm season, a total of 2,428 hectares were sown, 625 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,967 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2010, “La Suiza” had a stock of approximately 14,275 heads of cattle. During the 2009/10 season, we used 2,917 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2009/2010 farm season, we used a total area of 5,295 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2010, “La Esmeralda” had 3,926 heads of cattle on 4,027 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2010, 4,985 hectares were assigned to crop production. This farm produced 12.6 million liters of milk in the fiscal year ended June 30, 2010, with an average of 1,654 cows being milked and an average daily production of 18.5 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2010, we used the land exclusively for crop production and planted 2,124 hectares, including double crops.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2009/2010 farm season, 4,999 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2010, these farms had a stock of 11,093 sheep.

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

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2010, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA a signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction.

Las Londras. On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

San Cayetano. On November 19, 2008, the bill of purchase for “San Cayetano” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2009/2010 farm season.

San Rafael. On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2009/2010 farm season.

La Fon Fon. On November 19, 2008, the bill of purchase for “La Fon Fon” farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2009/10 season 2,834 hectares were used for agriculture.

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

During fiscal year 2010, we leased from third parties a total of 68 fields, covering 55,331 hectares, of which 42,696 hectares were assigned to crop production, including double crops, and 12,635 hectares to cattle. The properties for crop production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the amount of hectares of owned and leased land used for each of our principal production activities:

	Fiscal Year ended June 30,
	2008	2009	2010
	Leased	Leased	Leased
Crops	30,449	59,615	42,696
Beef Cattle	32,895	32,795	12,635
Milk	—	—	—

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Storage Facilities

As of June 30, 2010, we had an approximate storage capacity of 15,341 tons (including 35.72% of the 14,950 tons available at Agro Uranga S.A.).

The following table sets forth, as of the dates below, the capacity of our storage facilities:

	Storage Capacity
	At June 30,
	2008	2009	2010
	(in tons)	(in tons)	(in tons)
“Las Vertientes”	10,000	10,000	10,000
“San Nicolás” (1)	5,341	5,341	5,341

Total	15,341	15,341	15,341

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

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

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves, and through a broker.

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

Milk

During the fiscal years 2008, 2009 and 2010 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in

Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2010 our sales were Ps.234.0 million and were made to approximately 135 customers. Sales to our ten largest customers represented approximately 74% of our net sales during the fiscal year 2009 and approximately 74% for the fiscal year ended June 30, 2009. Of these customers, our biggest three customers, Cargill S.A., Molinos Río de la Plata S.A. and Mastellone Hnos. S.A., represented, in the aggregate, approximately 48% of our net sales, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2010. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy options for protection against a drop in prices. Approximately 70% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (“Buenos Aires Grains Exchange”), and Mercado a Término de Buenos Aires (“Buenos Aires Futures Exchange”) and the remaining 30% in the Chicago Board of Trade.

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

Our Investments

Agricultural Business

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugarcane, (ii) grains and cotton, (iii) forestry activities, (iv) livestock.

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

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora de Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

We had entered into a shareholder agreement with Tarpon Investimentos S.A. and Tarpon Agro LLC stipulating, among other things, that both parties would have a joint vote at shareholders’ meetings and that both parties would have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed by eight members. We, as founder of BrasilAgro, appointed four of such members, Cape Town appointed one more member and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (“Bovespa”) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

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

During fiscal years 2008, 2009 and 2010, we acquired, respectively, 4,136,800, 2,776,000 and 2,395,400 shares of BrasilAgro. Due to this acquisition, we owned a 23.24% interest as of June 30, 2010.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire, following the share split, 5,984,987 additional shares, thereby holding 26.79% of BrasilAgro’s diluted capital stock. All of these warrants may already be exercised.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

On April 28, 2010 we entered into an agreement with Tarpon Agro LLC (“Tarpon”), whereby upon satisfaction of certain conditions Tarpon would transfer the following securities to us for valuable consideration:

(a) 9,581,750 common shares issued by BrasilAgro either in the form of shares or ADRs (the “Shares”), and

(b) 64,000 first issue warrants of BrasilAgro and 64,000 second issue warrants of BrasilAgro.

Upon satisfaction of the conditions set forth in the agreement, effective transfer of the shares and warrants from Tarpon to us shall occur within ten (10) days following the implementation of the ADR program that BrasilAgro has planned to launch.

The total price payable by Cresud to Tarpon is R$131.4 million, approximately US$76.1 million payable within 180 days after the effective transfer of the shares and warrants. If the price is paid within the agreed term, it shall not be subject to any monetary restatement whatsoever.

It should be noted that notwithstanding Tarpon’s withdrawal from the BrasilAgro Project, the shareholders Mr. Elie Horn and Cape Town LLC have expressed their interest to remain in BrasilAgro together with Cresud.

On May 5, 2010 BrasilAgro’s board of directors resolved to launch a level I ADR Program. Such Program’s underlying securities will be the BrasilAgro’s common shares, at a rate of 1 ADR per common share. The Bank of New York Mellon will act as issuer and/or depositary bank, whereas Itaú Unibanco S.A. will act as depositary bank.

As of June 30, 2010, BrasilAgro had 9 properties, with an aggregate surface area of 174,840 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Farm	Province	Date of Acquisition	Surface Area (en hectáreas)	Main business (Proyecto)	Cost of Acquisition (R$ MM)
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	9.9
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	42.2
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and Cotton	R$	35.4
Alto Taquari	Alto Taquari (MT)	Aug-07	5,266	Sugar cane	R$	34.0
Araucária	Mineiros (GO)	Apr-07	9,682	Sugar cane	R$	70.5
Chaparral	Correntina (BA)	Nov-07	37,129	Beef cattle/Grains	R$	45.9
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	21.9
Preferencia	Barreiras (BA)	Sep-08	17,800	Beef cattle/Grains	R$	10.7
Horizontina	Tasso Fragoso (MA)	Mar-10	14,358	Grains	R$	37.0

Total			174,840		R$	307.5

Total owned by Brasil Agro (1)			171.680		R$	303.8

(1)	The Jatobá farm is owned by Jaborandi S.A., in which BrasilAgro holds a 90% interest

Sao Pedro is farms in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,700 hectares. In this farm, BrasilAgro has harvested winter crops in a surface area of 594 hectares and has started arrangements to plant soybean and corn in the 2010/11 season. In our opinion, this land offers high potential for appreciation as a result of the sugarcane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42.2 million and with a surface area of 32,375 hectares, it is estimated that the total production area will be 23,000 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. BrasilAgro completed the harvest of summer soybean, corn, sorghum and rice. Part of the production was not sold and remains stored in the new silo built in the farm (with a 72,000 ton capacity), which was highly favorable as regional prices for soybean increased 30% since the end of the harvest. At present, arrangements have started to plant soybean, corn and rice for the 2010/11 season.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,603 hectares. It is estimated that the total production area will be 24,600 hectares. BrasilAgro has harvested summer crops and has started arrangements for planting soybean and corn in 2010/2011. 600 hectares of this property were leased to third parties.

Alto Taquarí is a farm with a total area of 5,266 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million, payable in two installments. The first installment of R$ 6.8 million was paid on August 3, 2007, and a portion of the second installment of R$ 12.3 million was paid in April 2008. In September 2008, R$ 2.6 million were paid for the second installment. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares, and harvesting of sugarcane over an area of 3,673 hectares has started. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugarcane during two full cycles (6 harvesting years, including 5 harvests) which started in the last quarter.

Araucária is a farm which has a total area of 15,543 hectares, 11,657 of which are owned by BrasilAgro, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 8,435 hectares. BrasilAgro has harvested winter crops in an area of 688 hectares and has started preparing the planting of soybean for the 2010/2011 season. In addition, BrasilAgro has planted 4,973 hectares of sugarcane and has leased 194 hectares of this property to third parties. Araucária executed an agreement with ETH Bioenergía for supplying sugarcane during two full cycles (6 harvesting years, including 5 harvests) which started in the fourth quarter of 2010.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,799 hectares and was purchased for R$ 47.1 million. Its potential production area is 28,000 hectares and BrasilAgro has completed the harvest of soybean and started preparation works for the 2010/211 season.

Nova Buriti is a farm with a total surface area of 24,185 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,935 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating this farm.

Preferencia is a 16,830-hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 600.0 per hectare. This property has good conditions for cattle breeding and crops growing. The company has started rolling out a beef cattle project.

In March 2010, BrasilAgro consummated the acquisition of 14,358 hectares of the Horizontina farm, located in the municipality of Tasso Fragoso, Maranhão. The agreed transaction price was R$ 37.0 million. This property has good conditions for crops growing

During fiscal year 2010, BrasilAgro expanded its sown area (summer and winter season and sugarcane) by 38% compared to the previous period, reaching 46,100 hectares (including 43,489 hectares under own management and 2,600 hectares leased to third parties). In addition, during this fiscal year BrasilAgro developed 17,916 new hectares.

BrasilAgro started to harvest the sugarcane planted in the Alto Taquarí and Araucária farms, under the agreement entered into with ETH Bioenergía for two full cycles (6 harvesting years including 5 harvests). BrasilAgro’s revenues from the sale of crops were R$ 31.6 million, 12% lower than those recorded in the previous fiscal year. It recorded a net loss of R$ 15.8 million compared to a profit of R$ 1.0 million during the same period of the previous fiscal year. This reflects the adverse weather conditions and the fact that as of the closing date the full production had not been sold yet, as part of it had been stored in a new silo located in the Cremaq establishment, with a storage capacity of 72,000 tons. Soybean prices in the region have increased 30% since the end of the harvest.

At the end of fiscal year 2010, BrasilAgro presented consolidated assets for R$ 733.8 million, of which R$ 206.2 million were included in the Cash and banks, and Short-term investments accounts.

In addition, during fiscal period 2010, different governmental agencies disbursed over R$ 60.0 million as short and long-term financing.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugarcane; crops and cotton; forestry and cattle breeding. Since its start of operations in 2006, BrasilAgro’s sown area has recorded an annual average growth of 45%. For the next season, BrasilAgro expects to plant approximately 65,000 hectares and to develop approximately 20,000 additional hectares.

On October 20, 2010 and on December 23, 2010, we and Tarpon executed two addenda to the share purchase agreement dated as of April 28, 2010, under which we either directly and/or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million and on December 23, 2010 we paid R$50.8 million. The price reminder of R$52.6 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 first issue warrants.

Consequently, we are either directly or indirectly the owners of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding capital stock. It should be noted that acquiring shares does not imply any change in control of BrasilAgro; and that BrasilAgro’s shareholders’ agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates. Likewise, due to the transaction, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

Also during the last quarter of calendar year 2010, we executed an agreement by which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro to a non-related third party for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for granting such rights, we received US$0.8 million and additionally, in the event the assignee requests the sale or transfer of shares, it will pay US$7.15 per share sold or transferred.

For more information, please see “Recent Developments” and “Significant Changes”.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO S.A. (“Futuros y Opciones.com”) for Ps.3.6 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

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

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal years 2008 and 2009, Futuros y Opciones.Com continued trading futures and options with a 7.67% and 23.8% growth, respectively, as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

As of June 30, 2010, Futuros y Opciones.Com total revenues increased by 61.95% from Ps. 21.5 million for fiscal year 2009 to Ps. 34.8 million for fiscal year 2010, with 8.27% growth in the revenues yielded by its main business, grains brokerage, from Ps.7.3 million for fiscal year 2009 to Ps. 7.9 million for fiscal year 2010. In addition, the business consisting in sales of inputs grew by 99.48% from Ps. 12.0 million for fiscal year 2009 to Ps.23.9 million for fiscal year 2010, while revenues from commissions from the same business rose 200.99% from Ps. 0.2 million for fiscal year 2009 to Ps. 0.5 for fiscal year 2010 and technology services commissions increased by 35.13% from Ps. 0.9 million for fiscal year 2009 to Ps. 1.2 million for fiscal year 2010.

The increase in the input business was motivated by the significant impact suffered in the previous fiscal year by the severe drought that affected Argentina, along with the drop in prices, which forced Argentine producers to reduce input investments in the 2008/2009 season. During this season the situation was reverted and the targets set for this year were met.

The portal fyo.com has reached its tenth anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. The site has a base of 55,000 registered users who make 60,000 unique visits per month, showing a highly satisfactory site stay time and contributing to the exchange of farming matters among an entire recognized community of producers from Argentina and neighboring countries.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

At June 30, 2010, we held a 64.30% interest in Futuros y Opciones.Com.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

The feedlot cattle beef production is processed in the Exportaciones Agroindustriales Argentina S.A. packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

On June 30, 2009, we entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, our Company and Tyson Foods S.A. made contributions to Cactus in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop our strategic business plan in the cattle beef processing industry. For more information please see “Recent Developments” and “Significant Changes”.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed and we are assessing our alternatives looking forward.

Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.)

On December 27, 2005, we and Inversiones Ganaderas S.A. (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Anta S.A. (“Agropecuaria Anta”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use and 55,000 hectares to livestock activities, which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During fiscal year 2008, Agropecuaria Anta S.A. commenced its land development activities, and as of June 30, 2010, it had 10,816 hectares devoted to its own production and 7,132 hectares leased to third parties.

On July 2, 2008, a memorandum of understanding was entered into under which the concession agreement for the northern region and the southern region of the properties of Salta Forestal S.A. was renegotiated. Under the above mentioned memorandum of understanding, our subsidiary Agropecuaria Anta has agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. Under the same contract the annual fee was renegotiated in an amount in US$ equivalent to one soybean quintal per harvested hectare of any crops, to be paid up to July 1 of each year. On August 29, 2008, the Executive Branch of Salta approved the memorandum of understanding through decree No. 3,766. Consequently, the provisions of such memorandum of understanding are effective as from the aforementioned date.

AgroUranga S.A.

We have a 35.7% interest in AgroUranga S.A.. This company maximizes the use of production processes, with special emphasis in soil conservation, the application of rational techniques and care of the environment. AgroUranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies. 40% of the revenues from AgroUranga’s crop production derive from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities. At present, with the assistance of its foreign trade team it is seeking to add new products so as to significantly increase export volumes, encouraged by the growing demand.

Agrology S.A.

Agrology S.A. (“Agrology”), was incorporated on May 8, 2008, with Cresud holding a 97% stake and IGSA holding the remaining 3% stake. The capital stock of Ps.50,000 was fully subscribed and paid in. On May 28, 2008, Agrology acquired the interest held by IGSA in IRSA, 2,187,479 GDRs, at a price of Ps.96.0 million. In consideration thereof, Agrology substituted IGSA as borrower of the debt that the latter owed to Cresud for such amount, in accordance with the line of credit agreement entered into between them. As a result of this sale, the loan agreement which granted 790,631 GDRs of IRSA entered into with Inversiones Financieras del Sur S.A. was also assigned. On August 6, 2008, Agrology entered into a securities loan agreement with IFISA granting 1,275,022 GDRs of IRSA under the same conditions as the previous agreement. These loans accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They would be effective for 30 days and may be renewed for periods, up to a maximum of 360 days. As of the closing date of this annual report, Inversiones Financieras del Sur S.A. had returned 811,711IRSA’s GDRs to Agrology.

On April 8, 2009, Agrology executed a new securities loan agreement with Inversiones Financieras del Sur S.A., by which it granted 12,000,000 IRSA´s shares of common stock. Except for interest, this agreement was executed under the same conditions as the previous agreements. This loan would accrue interest from the execution date and through the maturity date at an interest rate of 6% p.a. on the loan principal. It would be effective for 40 days and could be renewed for equal periods, up to a maximum of 360 days. At the closing of this annual report, Inversiones Financieras del Sur S.A. had returned to us 12,000,000 shares of common stock of IRSA.

Agrology’s purpose is to invest in financial instruments and manage equity interests in other companies.

Expansion in Paraguay

In the context of operations that represent a new expansion of our agricultural business in South America, on September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. under the name Cresca, in which we hold a 50% interest and acts in an advisory capacity for the agricultural, livestock and forestry development of a rural property of 41,931 hectares, and of a potential area of up to 100,000 hectares located in Paraguay derived from the exercise of an option.

In connection with the above mentioned rural property, Cresud executed a preliminary agreement to purchase a 50% interest in such rural property located in Mariscal José Felix Estigarribia, Department of

Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized. The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca is US$ 10.5 million. In addition, as indicated in the previous paragraph, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

In relation to the development of marginal areas, Cresca started planting activities in approximately 2,834 hectares developed at the first stage and started developing approximately 3,000 hectares at the second stage, which are expected to be completed in the course of 2010 calendar year, and will start to be productive in fiscal year 2011, adding more lands intended for agricultural production.

On March 19, 2010 the option granted under the agreement dated September 3, 2008 (Call Option Agreement) was partially exercised, whereby 3,614 hectares, valued at US$ 350 each, were transferred to Cresca.

Finally, on June 29, 2010, the title deed was executed, involving the conveyance of 3,646 hectares.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have organized companies that own land in the Republic of Bolivia through our controlled companies Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly, Agropecuaria Cervera S.A.) and have acquired a company in the Republic of Uruguay.

Thus, the following companies were incorporated: Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. whose shareholders are: (i) Agrology S.A. with a 95.12% shareholding, (ii) Inversiones Ganaderas S.A. and (iii) Agropecuaria Anta S.A. with a 2.44% interest, each. The preceding Bolivia-based companies (except for Agropecuaria Acres del Sud S.A.) acquired land for agricultural operations. This way, Cresud maintains a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, we acquired, through our controlled company Agrology, a 100 % shareholding in a company named Helmir S.A., domiciled in the Republic of Uruguay and set up with a broad-ranging corporate purpose.

In line with our international expansion strategy, we have entered into a number of agreements to formalize our position in various South American countries. In July 2008, we, acting through various companies, executed several bills of purchase for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$ 28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in”San Cayetano”,”San Rafael” and”La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$ 17.5 million. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

As concerns the remaining hectares, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in Las Londras farm, located in the Province of Guarayos, Bolivia. On that date, the sum of US$ 3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

During fiscal year 2010, 10,800 hectares of the farms located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

Real Estate Business

Please see our “Real Estate Business” business overview, below on this item, for a more detail discussion.

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

In June 2009, the Secretaria de Agricultura Ganadería Pesca y Alimentos granted to our subsidiary EAASA 622 tons to export beef under the authorized quotas, known as Cuota Hilton.

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

As of June 30, 2010, we owned land reserves in excess of 343,153 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

One of our goals is that business be conducted at all times be consistently with environmental laws and regulations.

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

As the consolidated annual sales volume of the Company and IRSA exceed Ps.200.0 million, IRSA should give notice to the Antitrust Authority of any transaction within the scope of the Antitrust Law.

On June 30, 2009 Cactus Feeders, Cresud and Helmir subscribed a stock purchase agreement, whereby Cactus Feeders Inc. transferred to Cresud and Helmir, which is controlled indirectly by Cresud shares of Cactus Argentina. Moreover on June 07, the economic concentration was notified to the Antitrust Authority. On October 28, 2010 the Antitrust Authority authorized the transaction.

Real Estate Business

During the fiscal year ended June 30, 2010, we acquired directly or indirectly 15,093,309 additional shares of IRSA. Our equity interest in IRSA was 57.49% as of June 30, 2010. This percentage includes 39,855,739 shares owned by Agrology. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2010 and 2009 and for the years then ended is not comparable to prior periods.

Operations and principal activities

We, through our subsidiary IRSA, are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, including:

•	the acquisition, development and operation of shopping centers, including consumer financing activities,

•	the development and sale of residential properties,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the acquisition of undeveloped land reserves for future development and sale, and

•	selected real estate investments outside Argentina.

As of June 30, 2009 and 2010, IRSA had total assets of Ps. 4,936.0 million and Ps. 5,633.4 million, respectively and shareholders’ equity of Ps. 2,095.7 million and Ps. 2,403.0 million, respectively. IRSA´s net income for the fiscal years ended June 30, 2008, 2009, and 2010 was Ps.54.9 million, Ps. 158.6 million and Ps. 334.5 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

IRSA currently owns 29.78% of Banco Hipotecario (without considering treasury shares), one of the leading financial institutions in Argentina.

IRSA’s Consolidated Revenues by Business Segment and Geographic Area

	Revenues for fiscal years ended June 30,
	2010	2009	2008
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	153,989	147,142	101,554
Buenos Aires Province	175	607	605
Subtotal Office and other non-shopping center leased properties	154,164	147,749	102,159
Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	638,694	514,353	532,020
Buenos Aires Province	59,833	47,488	39,958
Salta Province	13,701	10,838	9,598
Santa Fe Province	30,821	24,141	20,040
Mendoza Province	27,206	25,478	24,232
Córdoba Province	13,446	11,262	10,577
Subtotal Shopping Centers and Credit Card Operations	783,701	633,560	636,425
Sales and Developments:
City of Buenos Aires	214,913	262,646	189,296
Buenos Aires Province	9,461	10,043	4,030
Córdoba Province	21	29	57
Santa Fe Province	—	7,644	3,428
Mendoza Province	1,172	—	—
Subtotal Sales and Developments	225,567	280,362	196,811
Hotels:
City of Buenos Aires	101,088	98,427	92,043
Rio Negro Province	58,806	60,486	56,804
Subtotal Hotels	159,894	158,913	148,847
Total The City of Buenos Aires	1,108,684	1,022,568	914,913
Total Buenos Aires Province	69,469	58,138	44,593
Total Rio Negro Province	58,806	60,486	56,804
Total Santa Fe Province	30,821	31,785	23,468
Total Salta Province	13,701	10,838	9,598
Total Córdoba Province	13,467	11,291	10,634
Total Mendoza Province	28,378	25,478	24,232
Total	1,323,326	1,220,584	1,084,242

Shopping centers. IRSA is engaged in purchasing, developing and managing shopping centers through its subsidiary, Alto Palermo. Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, one located in greater Buenos Aires area, and the other four are located in the Provinces of Mendoza, Santa Fé, Córdoba and Salta. IRSA’s Shopping center segment had assets of Ps. 2,020.7 million as of June 30, 2009 and Ps. 1,934.3 million as of June 30, 2010, representing 40.9% and 34.3%, respectively, of IRSA´s consolidated assets at such dates, and generated operating income of Ps. 182.3 million, Ps. 214.9 million and Ps. 268.0 million during our 2009 and 2010 fiscal years respectively, representing 72.7% and 49.6%, respectively, of its consolidated operating income for such years.

Consumer Financing. IRSA has developed a consumer financing business through Alto Palermo’s subsidiaries as of June 30, 2010, Tarshop and Metroshop S.A. Tarshop and Metroshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores. IRSA finances a substantial part of its credit card advances through securitization of the receivables underlying the accounts we originate. Its revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. IRSA’s Consumer financing segment had assets of Ps. 174.9 million as of June 30, 2009, and Ps. 327.3 million as of June 30, 2010, which represented 3.5% and 5.8%, respectively, of its consolidated assets at such dates, and generated an operating loss of Ps.17.7 million and Ps. 125.4 million and an operating income of Ps. 53.3 million for its 2008, 2009 and 2010 fiscal years, respectively, representing 6.9%, 42.4% and 9.9%, respectively, of its consolidated operating income/(loss) for such years. On August 30, 2010, the Central Bank approved the sale of 80% of Alto Palermo’s interest in Tarshop to Banco Hipotecario. Immediately after the sale, Alto Palermo’s and Banco Hipotecario’s equity interests in Tarshop were 20 % and 80% respectively.

For more information please see “Recent Developments” and “Significant Changes”.

Development and sale of properties. The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. IRSA’s development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities in general, IRSA acquires vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. IRSA’s development and sale of properties segment had assets of Ps. 507.8 million as of June 30, 2009 and Ps. 657.6 million as of June 30, 2010, representing 10.3% and 11.7%, respectively, of its consolidated assets at such dates, and generated operating income of Ps.19.3 million, Ps. 121.2 million and Ps. 139.5 million during its 2008, 2009 and 2010 fiscal years, respectively, representing 7.6%, 41.0% and 25.8%, respectively, of its consolidated operating income/(loss) for such years.

Office and Other Non-Shopping Center Rental Properties. As of June 30, 2010, IRSA directly and indirectly owned a majority interest in 14 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 237,188 square meters of gross leaseable area. IRSA’s Offices and Other Non-Shopping Center Rental Properties segment had assets of Ps. 1,014.9 million as of June 30, 2009 and Ps. 1,088.8 million as of June 30, 2010, representing 20.6% and 19.3%, respectively, of its consolidated assets at such dates, and generated operating income of Ps. 52.9 million, Ps. 76.5 million and Ps. 73.5 million during its 2008, 2009 and 2010 fiscal years, respectively, representing 20.8%, 25.9% and 13.6%, respectively, of its consolidated operating income for such years.

Hotels. IRSA owns a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, and a 76.34% interest in Hotel Intercontinental in the City of Buenos Aires and an 80% equity interest in Hotel Sheraton Libertador in Buenos Aires. IRSA’s Hotels segment (which consists of our investments in these three hotels), had assets of Ps. 246.4 million as of June 30, 2009 and Ps. 248.3 million as of June 30, 2010, representing 5.0% and 4.4%, respectively, of its consolidated assets at such dates, and generated income of Ps. 18.0 million, Ps. 8.6 million and Ps. 5.4 million during its 2008, 2009 and 2010 fiscal years, representing 7.1%, 2.9% and 1.0%, respectively, of its consolidated operating income for such years.

Banco Hipotecario. During fiscal year 2010, IRSA continued to increase its interest in Banco Hipotecario by acquiring 100,417,816 shares representative of 6.69% of its capital stock for Ps. 118.7 million, equivalent to a 28.03% investment, held in the form of Class D shares, which are currently entitled to three votes per share, affording it the right to vote 43.75% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2010, IRSA’s investment in Banco Hipotecario represented 14.4% of its consolidated assets, and during our fiscal years ended June 30, 2008, 2009 and 2010, this investment generated losses for Ps. 12.4 million, income for Ps. 142.1 million and income for Ps. 151.6 million, respectively.

International. During fiscal year 2009, IRSA acquired a 30% interest in a company incorporated in Delaware, whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, it acquired a 10.9% interest, jointly with subsidiaries, in a Real Estate Investment Trust (“REIT”), called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 9,551 rooms as of June 30, 2010.

In addition in August 2010, IRSA, among other partners, entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY. For more information please see “Recent Developments” and “Significant Changes”.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we, through our subsidiary IRSA, seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through the organization of partnerships with other developers.

Shopping centers. IRSA believes that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that IRSA considers low compared to many developed countries. IRSA´s main objectives are generating a sustained growth in the cash flow of our shopping centers and increasing their value in the long-term, and maintaining a leading position in the Argentina´s shopping center industry.

Development and Sale of Properties. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the fiscal year ended June 30, 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in new market segments.

Office and Other Non-Shopping Center Rental Properties. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. IRSA also seeks to continue to invest in improvements for our hotels to maintain a high level of service in the hotel competitive sector.

Banco Hipotecario. IRSA currently seeks to keep its investment in Banco Hipotecario, as believes that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Land reserves. IRSA seeks to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. IRSA believes that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. During fiscal year 2009, IRSA acquired a 30% interest in a company incorporated in Delaware, whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, IRSA acquired a 10.09% interest, jointly with subsidiaries, in a REIT, called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 9,551 rooms as of June 30, 2010. In addition, IRSA recently signed a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY, through an investment in a limited liability company, Rigby 183 LLC. IRSA seeks to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities. For more information please see “Recent Developments” and “Significant Changes”.

Shopping Centers

Overview

Through IRSA, we are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2010, Alto Palermo operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one of which is located in Alto Avellaneda in the greater Buenos Aires metropolitan area and the other four of which are located in different Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2010, through IRSA, we owned 63.35% of Alto Palermo and Parque Arauco S.A. owned 29.55%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on NASDAQ National Market under the symbol “APSA”. In addition, as of June 30, 2010, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, its shareholding in Alto Palermo would increase to 97.1% of its fully diluted capital. For more information please see “Recent Developments” and “Significant Changes”.

On January 14, 2010, IRSA announced that Parque Arauco S.A. granted to IRSA an option to purchase its 29.55% interest in Alto Palermo (including its direct and indirect interest in Convertible Notes for a principal amount of US$ 15.5 million issued by Alto Palermo), for a total amount of US$126 million.

The option grants us the right to exercise it until August 31, 2010, extendable to November 30, 2010.

On October 15, 2010, IRSA completed the acquisition of Parque Arauco S.A. direct and indirect stake in Alto Palermo for an aggregate amount of US$126 million. For more information, see “Recent Developments” and “Significant Changes”.

As of June 30, 2010, Alto Palermo’s shopping centers comprised a total of 286,286 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal year 2010, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.5%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2010:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	98,020	82,450	69,847	134,984
Abasto Shopping (7)	07/94	37,603	100.0%	99.6%	91,304	77,773	69,639	163,556
Alto Avellaneda	11/97	36,579	100.0%	96.0%	59,833	47,488	39,958	73,454
Paseo Alcorta	06/97	14,390	100.0%	97.5%	42,714	39,067	37,293	70,663
Patio Bullrich	10/98	11,736	100.0%	99.7%	37,254	31,537	28,864	89,638
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	13,701	10,838	9,598	21,570
Buenos Aires Design	11/97	13,786	53.7%	98.4%	14,613	12,965	12,020	8,811
Alto Rosario Shopping (7)	11/04	28,650	100.0%	93.7%	30,821	24,141	20,040	77,401
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.1%	27,206	25,478	24,232	80,552
Fibesa and others (8)	—	N/A	99.99%	N/A	24,928	25,235	23,327	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	12,389
Panamerican Mall S.A. (10)	12/06	49,750	80.0%	100.0%	64,515	8,499	—	583,355
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.8%	13,446	11,262	10,577	68,958

TOTAL SHOPPING CENTERS		286,286	94.8%	97.9%	518,355	396,733	345,395	1,385,331

Consumer Financing revenues	—	N/A	100.0%	N/A	265,346	236,827	291,030	—

GENERAL TOTAL (11)		286,286	95.1%	97.5%	783,701	633,560	636,425	1,385,331

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. we have a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 4 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Fiscal year ended June 30, (1) (in Ps./000)
	2010	2009	2008
Abasto	926,373	774,496	720,398
Alto Palermo	879,728	745,008	631,821
Alto Avellaneda	885,195	696,502	560,693
Paseo Alcorta	414,652	374,756	385,515
Patio Bullrich	344,789	274,923	271,411
Alto Noa	280,241	211,353	173,998
Buenos Aires Design	140,974	129,075	132,958
Mendoza Plaza	559,359	436,599	433,394
Alto Rosario	419,143	318,443	271,331
Cordoba Shopping-Villa Cabrera	164,257	133,526	120,827
Dot Baires Shopping	763,528	99,478	—

Total retail sales (2)	5,778,238	4,194,159	3,702,346

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of estimated lease expirations for our shopping center for leases in effect as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent	123	104,441	37%	43,606,081	17%

Total (2)	1,360	286,287	100%	261,021,946	100%

(1)	Includes vacant stores as of June 30, 2010. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table sets forth the occupancy rate of expressed as a percentage of gross leasable area as of dates stated below:

	Fiscal year ended June 30, (in Ps./000)
	2010	2009	2008
Abasto	99.6	99.8	99.6
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	96.0	100.0	99.8
Paseo Alcorta	97.5	97.9	99.5
Patio Bullrich	99.7	99.6	100.0
Alto Noa	99.9	99.9	100.0
Buenos Aires Design	98.4	98.8	100.0
Mendoza Plaza	93.1	96.8	97.7
Alto Rosario	93.7	95.0	99.2
Córdoba Shopping Villa Cabrera	98.8	96.4	97.2
Dot Baires Shopping	100	99.9	—
Weighted Average	97.5	98.6	99.3

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2010, 2009 and 2008:

	Fiscal year ended June 30, (1) (in Ps./000)
	2010	2009	2008
Abasto	1,986.8	1,710.8	1,436.8
Alto Palermo	4,033.8	3,580.8	3,058.5
Alto Avellaneda	1,469.2	1,156.0	972.4
Buenos Aires Design	810.2	731.1	672.8
Paseo Alcorta	2,498.9	2,408.7	2,313.8
Patio Bullrich	2,673.9	2,254.6	2,095.6
Alto Noa	658.6	502.6	461.2
Alto Rosario	948.4	746.5	608.6
Mendoza Plaza	598.8	546.8	537.0
Córdoba Shopping- Villa Cabrera (2)	731.6	590.7	557.8
Dot Baires Shopping	1,081.9	1,162.4	—

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

The annual rental price per square meter of gross leasable area reflects the sum of the base rent, supplementary rent and income from admission rights divided by the gross leasable area’s square meters.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see APSA’s Audited Consolidated Financial Statements, as filed with CNV.

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

Leaseble space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Fixed Monthly Minimum Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Variable Rent Dependent on Sales”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Fixed Monthly Minimum Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of Alto Palermo’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements. See “Risk Factors” for a detailed analysis.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Fixed Monthly Minimum Rent or Variable Rent Dependent on Sales, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2008, 2009 and 2010:

	Fiscal Year ended June 30,
	2010 (in million of Ps.)	2009 (in million of Ps.)	2008 (in million of Ps.)
Fixed monthly minimum rent	259.7	196.0	159.1
Variable rent dependent on prices	95.4	70.9	73.3
Booth and kiosk rentals	39.4	31.8	27.1
Admission rights	62.7	47.7	40.3
Miscellaneous	36.3	33.3	32.0
Parking	24.9	17.1	13.6
Total rentals and services	518.4	397.0	345.4

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is a brief description of APSA’s shopping center portfolio

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,629 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2010, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 879.7 million, which represents annual sales for approximately Ps. 47,223.3 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.1% of its gross leaseable area at June 30, 2010 and approximately 8.8% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 142-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,579 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 885.2 million, which represents annual revenues for approximately Ps. 24,199.5 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Musimundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leaseable area at June 30, 2010 and approximately 22.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters that consists of 14,390 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 414.7 million, which represents annual sales for approximately Ps. 28,814.7 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of Paseo Alcorta’s gross leaseable area at June 30, 2010 and approximately 9.7% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,603 square meters of gross leaseable area (41,335sqm including Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 926.4 million, which represents annual sales for approximately Ps. 24,635.5. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area and approximately 10.7% of the Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,736 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 344.8 million, which represents sales for approximately Ps. 29,378.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of Patio Bullrich’s gross leaseable area at June 30, 2010, and approximately 15.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Alto Noa, City of Salta. Alto Noa is an 90-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,869 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 280.2 million, which represents annual sales for approximately Ps. 14,852.1 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.4% of Alto Noa’s gross leaseable area as of June 30, 2010 and approximately 15.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 63-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,786 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 140.9 million, which represents annual sales for approximately Ps. 10,225.7 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 19.6% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario. Alto Rosario is a shopping center of 144 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,650 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 491.1 million, which represents annual sales for approximately Ps. 14,629.6 per square meter. Principal tenants are Frávega, Showcase, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of Alto Rosario’s gross leaseable area as of June 30, 2010 and 10.8% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza. Mendoza Plaza Shopping is a 151-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,651 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 559.4 million, which represents annual sales for approximately Ps. 13,760.1 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Village Cines. Mendoza Plaza Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of Mendoza Plaza Shopping’s gross leaseable area at June 30, 2010, and approximately 23.2% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 104-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,643 square meters of gross leaseable area (“GLA”). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 164.3 million, which represents annual sales for approximately Ps. 10,500.2 per square meter. Principal tenants are Showcase, Mc Donald’s, New Sport, Nike and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of Córdoba Shopping’s gross leaseable area and approximately 11.2% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 763.5 million, which represents annualized sales for approximately Ps. 15,347.4 per square meter. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.3% of Dot Baires Shopping’s gross leasable area and approximately 23.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory. On July 1, 2010, the final deed of conveyance of title of the ongoing concern was executed and possession of the property where the shopping center is operating was delivered.

Control Systems

APSA has computer systems to monitor tenants’ sales in all of its shopping centers. APSA also conducts regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. APSA uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Dot Baires Shopping, Villa Cabrera Córdoba and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain expemptions to this requirement.

Related Business

Consumer financing segment

We participate in the consumer financing business through APSA´s subsidiaries Tarshop and Metroshop, in which, as of June 30, 2010, APSA held a 100% and a 50% interest, respectively. During year 2010, APSA entered into an agreement for the sale of 80% of its shareholding in Tarshop to Banco Hipotecario. On May 21, 2010 and as part of the above mentioned agreement, Alto Palermo and Tarshop entered into an agreement pursuant to which Tarshop sold to APSA 18,400,000 registered, non-endorsable common shares issued by Metroshop, representing 50% of Metroshop’s capital stock. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction was closed. For more information, see “Recent Developments” and “Significant Changes”.

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

As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

As of June 30, 2010, Tarshop´s loan portfolio net of write-offs and including securitized coupons was Ps. 608.0 million, 2.9% lower than the Ps. 627.0 million loan portfolio held as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accept payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 3.1% (over the portfolio net of write-offs).

On October 30, 2009, Tarshop´s shareholder´s resolved upon a capital increase, through the capitalization of irrevocable capital contributions on account of future capital increases, for the amount of Ps. 105.0 million. This amount was provided as financial aid to Tarshop during the second quarter of year 2009, which was subsequently accepted as irrevocable capital contributions. The adoption of this measure sought strengthening Tarshop’s balance sheet and at reinforcing its financial position considering the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and Tarshop’s very low capitalization compared to its competitors.

During fiscal year 2010, Tarshop had total net income of Ps.27.12 million compared favourably to the net loss of Ps. 97.074 million for the fiscal year 2009, that can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be highlighted that, during the last months of fiscal year 2009, a drop in losses was observed compared to previous quarters.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Year ended June 30,
	2008	2009	2010
	(in million Pesos - constant currency)
Revenues from sales:
Revenues from services (1)	160.1	117.7	116.4
Interest	52.0	56.1	70.9
Commissions to retail stores	31.4	25.2	26.6
Revenues from services rendered to Metroshop	5.6	5.9	4.3
Other revenues from services rendered	6.4	6.4	7.1
Income on portfolio securitization	13.4	11.5	26.4

Total revenues from sales	268.9	222.8	251.7

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 50,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through its product Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

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

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch, with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 23 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno and Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús and Temperley and Supermercado Hiper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

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

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system, by means of a Scoring Model.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies, by means of automatic identity validation tools.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit share reclassification policies, either individual or collective, processed by the Credit Department.

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

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device. It is simultaneously supplemented by letters and automatic messages.

This process intensifies as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address.

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts are similar to those established by the Central Bank1.

The following table describes the allowance percentages calculated by Tarshop based on the regulations of the Central Bank.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

The table below provides information about our loan portfolio (including the securitized fraction):

	As of June 30
	2008 (1)		2009 (1)		2010 (1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%	530.5	88.38%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%	18.0	3.00%
90-180 days	55.5	5.94%	41.9	6.84%	20.6	3.43%
181-365 days	66.9	7.16%	89.0	14.53%	31.1	5.19%
Total	934.9	100.00%	612.5	100.00%	600.2	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—	284.1	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%	—	64.48%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%	—	7.49%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

In the course of this fiscal year, Tarshop’s financial and liquidity was reinforced as a result of new bank loans, the issuance of short-term debt securities and the improvement of the company’s results. Tarshop shareholders’ equity grew from Ps. 100.2 million as of June 30, 2009 to Ps. 127.3 million as of June 30, 2010.

As of June 30, 2010, Tarshop’s own portfolio stood for 57.6% of its total portfolio whereas as of June 30, 2009 it had stood for 40.7%.

Tarshop has maintained its policy of issuance of financial trusts, through its own Trust Securitization Program under which 60 series have been issued. During this fiscal year, 9 series were subscribed for an amount of Ps. 420 million.

During this fiscal year, Tarshop has successfully placed in the market the first issuance of its own short-term debt securities global program (VCP) for Ps. 22.7 million.

In addition, in the course of this fiscal year, Tarshop entered into new banking funding agreements for a total of Ps. 44.0 million, extending the term of its financings and diversifying the funding sources.

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Central Bank have been applied. In addition, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

Technology

Tarshop relies on technological applications to internally support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections on a daily basis, delinquency account management and financial trust management.

For the past years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web and mobile services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As concerns the technological platform, an ambitious updating and standardisation plan was completed, which embrassed most of the serves that support the business, including virtualization concepts, use of blade technologies, consolidated storage and virtual backup, which led to improving availability and performance of all the business processes, achieving an annual availability average of 99.9% for the main processes.

During fiscal year 2010, Tarshop implemented a contingency plan that allows it to have a copy of the main business processes at an alternative processing site, which ensures a better availability of services.

As regards the IT governance methodology, Tarshop keeps carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2010, revenues from our Development and sale of properties segment were Ps. 225.6 million, compared to Ps. 280.4 million in the fiscal year ended June 30, 2009.

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

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in the greater Buenos Aires area and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 100% of our own units on sale, and the results will be reflected as the works make progress, proportionally consolidated at 50%.

As of June 30, 2010, the degree of progress shown by the works is about 83.2%. Their completion and delivery are estimated to take place in the first half of the year 2011.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2010, 2009 and 2008:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book Value Ps./000 (7)
									2010	2009	2008
Residential apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	53,798	—	—
Swap receivables Rosario Plot of land (8) (16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Caballito Plot of land (16)	11/03/97	42,668	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,794
Swap receivables Caballito Plot of land (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Swap receivables Caballito Plot of land (KOAD) (14)	11/03/97	—	6,833	118	100.00%	98.00%	65.00%	—	—	—	—	32,462
Libertador 1703 y 1755 (Horizons) (15)	01/16/07	458,998	59,000	467	50.00%	83.12%	100.00%	—	—	—	—	208,644
Other (9)	N/A	234,552	120,080	1,438				367,847	1,289	3,483	61,133	10,227

Subtotal residential apartments		759,079	213,223	2,132				421,787	1,431	57,281	61,133	288,120
Residential communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.40%	237,062	5,067	9,904	4,030	1,763
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	7.10%	11,830	3,482	—	—	10,256
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal residential communities		135,697	1,610,764	1,602				262,920	8,549	9,980	4,030	12,019
Land Reserves
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,600
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,584
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	100.00%	46,311	46,311	—	—	—
Alcorta Plot of land (8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Rosario Plot of land (8)	04/30/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	19,894
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	19,152	—
Plot of land Baicom	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	273	21	29	57	5,705
Beruti Plot of land (8)	06/24/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,934
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	24,000	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot of land (8)	10/01/98	—	23,389	—	63.35%	0.00%	0.00%	—	—	—	—	36,745
Patio Olmos (8)	09/25/07	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	35,704

Subtotal land reserves			20,843,235	—				131,818	46,332	8,714	22,637	403,200
Other												—
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	1,830	476	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,942	N/A	100.00%	100.00%	100.00%	84,206	42,136	42,070	—	—
Libertador 498	12/20/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	03/20/97	—	6,389	N/A	100.00%	100.00%	100.00%	68,580	68,580	—	—	—
Libertador 602	01/05/96	—	677	N/A	100.00%	100.00%	100.00%	10,948	10,948	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	74,510	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	31,535	—	—
Crucero I stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Other	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	25,479	912	3,099	112	—

Subtotal Other (12)		—	67,302					612,118	169,255	204,387	109,011

TOTAL (13)		894,776	22,734,524	3,734				1,428,643	225,567	280,362	196,811	703,339

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, for residential apartments and or communities (adjusted for inflation as of 02/28/03, as applicable).

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto and Plot of land Mendoza through APSA (fully sold), Abasto Project through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermos Park (fully sold), swap over Renoir II tower (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Pereiraola lots, through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(12)	Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 45%.

Residential Apartments and Lofts

In the apartment building market, we acquire, through IRSA, undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Projects Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby Koad S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project will offer a wide variety of amenities and services. As a result of this transaction, Koad promised to deliver to us 118 apartments and 55 parking lots in the first tower, representing 25% of the total square meters for sale, expecting to conclude the construction of Tower 1 during the first semester of 2011 as well as the execution of the deeds of sale of the units involved. Accordingly, Koad granted to us a first lien mortgage on the property to secure up to US$7.5 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to the company. As of June 30, 2010, the degree of completion was 98% in Tower I. As of June 30, 2010, 61 apartments and 28 parking lots were sold for an amount of US$ 5.44 million. Aditionally, preliminary sales agreements were signed over 61 functional units to be received. These units have been accounted for net realizable value, which generated income for Ps. 4,829 during fiscal year ended June 30, 2010.

Vicente López, Olivos, Province of Buenos Aires”Horizons Project”. In January, 2007, IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) through the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

IRSA entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA.

CYRSA is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2010 preliminary sales agreements representing 100% of the units to be sold were executed, and the results will be reflected according to the work progress, proportionally consolidated at 50%. The units will be completed and delivered in the first half of the year 2011. At June 30, 2010 the degree of progress was about 83.12%.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of IRSA´s subsidiary APSA, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building is almost operational and it will mark the entrance of IRSA in the rental office corridor in the northern area of the City of Buenos Aires.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2010, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2010 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2010, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that IRSA converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to us and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2010, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires.. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that Alto Palermo acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit with deed of sale to be executed in Alto Palermo Park.

Villa Celina, Province of Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2010, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 IRSA closed swap agreements that allowed it to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2010, the works were completed and the units were fully sold.

Residential Communities

In the residential communities market, IRSA acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties IRSA build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization have also influenced the trend to adopt this lifestyle.

As of June 30, 2010, IRSA´s residential communities for the construction of single-family homes for sale in Argentina had a total of 9,816.07 square meters of saleable area in Abril, and 116,501 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2010, 99.4% of the property had been sold for an aggregate of Ps. 237.1 million, with 9,816.07 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, IRSA owns 110 lots in a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to IRSA’s subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 116,501 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2010, after having started its commercialization in March 2010, preliminary sales agreements have been signed for 3 units, recognized at net realizable value. This transaction guaranteed income for Ps. 1,044. 11 units have been sold for US$ 1.1 million and a surface area of 10,211 square meters, and the deeds for 6 additional units.

Land Reserves

Through IRSA, we have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2010, IRSA’s land reserves totaled 27 properties consisting of approximately 2,084 hectares (including Torres de Rosario, Beruti lot, Caballito, and the air space over Coto C.I.C.S.A. - “Coto” - where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through IRSA’s subsidiary Solares de Santa María S.A. (“Solares de Santa María”) it is owners of this property. IRSA intends to develop this property for mixed purposes, i.e. its development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In 1997 IRSA acquired the site which the National Executive Branch had assigned to be the Athlete Residence of the Olympic Games (Olymplic Village), in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana—“COPUA”). As from the acquisition of this property, IRSA has been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City’s Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project. On December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, IRSA sold 10% of the capital stock of Solares de Santa María for the amount of US$ 10.6 million to Unicity S.A., an unrelated third party, who is affiliated to the Sutton Group. We have collected US$1.5 million of the purchase price and the balance of US$ 9.1 million was capitalized in September 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

In early September 2010, IRSA thorungh its subsidiary E-Commerce Latina acquired 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its US$9.1 million debt with the company and IRSA received in exchange 36,036,000 shares representing 88.61% of Unicity S.A., being held by E-Commerce the remaining 11.39%. Following this transaction, we own 100% of capital stock of Solares de Santa María.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so IRSA has initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through IRSA’s subsidiary Inversora Bolívar.

Caballito plot of land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. This already has the consent of the Executive Branch.

Beruti plot of land. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million.

This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center. On October 13, 2010 Alto Palermo and TGLT, entered into an agreement to barter this plot of land, for more information, please see “Recent Developments” and “Significant Changes”.

Paraná Plot of Land. On June 30, 2009, Alto Palermo executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, for the construction of a shopping center or mall. The purchase price was US$ 0.5 million, of which US$ 0.05 million were paid as an advance payment and as consideration for promising not to sell the property until November 27, 2009. On August 12, 2010 the agreement of purchase was executed. For more information please see “Recent Developments” and “Significant Changes”.

Caballito Plot of Land, CYRSA. During fiscal 2008, IRSA and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to us US$ 0.1 million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of us in the amount of US$ 12.6 million.

On December 17, 2010, the Company and CYRSA entered into an agreement to rescind the abovementioned transactions. As a result, CYRSA restored the asset to the Company. Title deed execution is still pending.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

On December 17, 2010 Alto Palermo and CYRSA signed an instrument which rescinds the abovementioned agreement.

Baicom plot of land. On December 23, 2009, IRSA acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A., is a company whose main asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us.

On April 21, 2010, IRSA entered into a purchase and sale agreement with a third party whereby IRSA agreed to sell 100% of Pereiraola S.A.’s shares. The total purchase price of the transaction was set at US$ 11.8 million, plus VAT, which meant a gain of Ps. 21.7 million over book value.

On June 25, 2010, IRSA accepted a purchase bid for US$ 11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid to IRSA US$1.9 million. The US$7.8 million balance will be paid in four semi-annual, equal and consecutive installments of US$1.9 million each. On September 30, 2010, we received U$S1.05 million as an advance on the first installment. As to the non-monetary part of the purchase price, the buyer will transfer ownership to IRSA over certain lots within the 36 months starting on the date its bid was accepted.

To secure payment of the price, the buyer pledged its Pereiraola’s shares, which remain in IRSA’s custody. Besides, the buyer created a first-degree mortgage in its favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2010.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, 2 of the plots had been bartered (plots 2-G and 2-H). During the fiscal year 2010, APSA sold the lots designated as 2A and 2E. For more information please see “Recent Developments” and “Significant changes”.

The barter of parcel 2-G represents a total of 10,128 square for sale. Condominios de Alto S.A. will receive 15 apartments, with a total constructed area of 1,504 square meters and 15 parking spaces as consideration for the barter agreement, which units are already for sale since May 2010.

The barter of parcel 2-H represents a total of 14,500 square meters for sale, 3,188 square meters of which represent the consideration for the barter agreement. This area is equivalent to 42 apartments and 42 parking spaces.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. Construction in parcel 2-G is completed and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby IRSA was required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The required modifications to the blueprints were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90 day term, APSA started the shared works.

The first stage of the works is to be finished within 22-month counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned. For more information, see “Recent Developments” and “Significant Changes”

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 IRSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Arcos del Gourmet. On November 27, 2009, APSA exercised an option to acquire the 80% of Arcos del Gourmet’s common stock.

Soleil Factory shopping center business. On July 1, 2010, Alto Palermo and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to Alto Palermo. For more information, please see “Recent Developments” and “Significant Changes”.

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

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, and lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

Through IRSA, our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, IRSA’s first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value as of 06/30/10 (Ps.000)
						2010	2009	2008
Intercontinental (3)	11/01/97	76.34%	309	67.9%	607	64,092	61,367	57,517	46,000
Sheraton Libertador (4)	03/01/98	80.00%	200	82.3%	449	36,996	37,060	34,526	36,368
Llao Llao (5)	06/01/97	50.00%	201	45.7%	1,113	58,806	60,486	56,804	70,303
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.6%	653	159,894	158,913	148,847	174,571

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Directly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. During fiscal year 2007 IRSA increased its stake in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

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

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay. During fiscal year ended on June 30, 2009 IRSA acquired through Tyrus by a minimum payment a 100% ownership interest in Liveck S.A. (“Liveck”), a company organized under the laws of the Oriental Republic Uruguay.

In June 2009 Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (“Zetol”) and Vista al Muelle S.A. (“Vista al Muelle”), both property owners in Uruguay’s Canelones department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (“Banzey”).

The total purchase price for Zetol shares was fixed at US$7.0 million; , of which US$2.0 million have already been paid and the outstanding balance is to be paid in five installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, until completion of the projected construction or within a maximum term of 93 months counted as from the date of acquisition. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), the rights to the units to be built in the property owned by Zetol, representatives of 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million. There has been a US$ 0.5 million down payment and it has been agreed that the balance will be paid within a maximum term of two years; plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

On June 30, 2009, IRSA sold a 50% stake in Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

IRSA and certain partners intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the required “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local Legislative Council.

The agreement for the purchase and sale of Zetol and Vista al Muelle as amended, Liveck has undertaken to acquire the interest held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

The parties have agreed that the above-mentioned duties will be rendered inneffective if prior to December 13, 2010, inclusive, the parties had signed a stockholder agreement in that respect. If no such agreement is executed and delivered, the transaction will be formally instrumented on December 13, 2010.

In December 2009, Vista al Muelle acquired certain real property, totaling US$ 1.9 million. There has been a US$ 0.3 million down payment and the balance shall be paid through the delivery of housing units and/or storefronts to be constructed.

As part of the purchase of Zetol and Vista al Muelle, Liveck and Banzey entered into an agreement pursuant to which Liveck agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011.

On December 17, 2010, IRSA and Cyrela signed a share purchase agreement by which IRSA reacquired from Cyrela 50% of Liveck capital stock for US$ 2.7 million. This amount is equivalent to the contributions made to Liveck by Cyrela. Consequently, as of the issuance of these financial statements the Company stake in Liveck raised to 100%.

As part of the agreement IRSA assumed the obligation to hold harmless Cyrela in case of receiving a claim from the sellers of Zetol. Also, if unable to obtain, within 24 month as from the date of the agreement, the release of Cyrela from the guarantee given in favor of the mentioned sellers, IRSA is forced to issue a new security equal to the 45% of the outstanding balance, interest thereon and the option right of the sellers of Zetol, in favor of Cyrela.

Investment in Lipstick building, New York, United States. During July, 2008, IRSA acquired a 30% equity interest in Metropolitan, a company incorporated in Delaware, whose main asset is an office building known as “Lipstick Building” located in the City of New York for US$ 22.6 million. The Lipstick Building is a 34-story office building located on Third Avenue between 53rd and 54th Streets in Manhattan, City of New York. The property has approximately 59,000 square meters of leaseble area. In addition, we acquired put rights over 50% of the interest purchased until the third anniversary of the transaction, for a price equal to the amount invested plus interest at rate of 4.5% per annum. In addition, we acquired a right of first refusal over 60% of the 5% interest currently held by one of the shareholders of Metropolitan. For more information, please see “Recent Developments” and “Significant Changes”.

Investment in Hersha Hospitality Trust. On August 4, 2009, IRSA through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by IRSA, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.2 million. Accessorily to the initial acquisition of our equity interest in Hersha, IRSA acquired an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share; exercisable at any time prior to August 4, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman, Mr. Eduardo S. Elsztain, has been appointed member of the board of truestees of Hersha.

In January 2010, IRSA acquired 4.8 million additional Class A Common Shares for a price per share of US$ 3.00 and total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27.6 million Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3.8 million additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. Therefore, as of June 30, 2010, IRSA’s interest in Hersha amounted to 10.9% of its capital stock. For more information about Hersha, see “Recent Developments” and “Significant Changes”.

On October 22, 2010, through REIG, we acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, our interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets; mainly along the US Northeast; as well as in certain select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2010, Hersha’s portfolio of hotels comprises majority stakes in 62 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 77 hotels represent over 9,951 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY. On August 26, 2010, IRSA with other U.S. partners entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY.

The investment vehicle is the domestic company Rigby 183 LLC, which, after the consummation of the transaction, will control a 19-story building located at such address, in a Manhattan area known as “Midtown South”. The area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square and the Madison Square Garden. It also has one of the largest office and store markets, excellent means of transportation, restaurants, stores and entertainment options. The building has around 22,893 sqm of leasable area and the price offered for the property amounted to US$ 75.2 million. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, we would have 49% of Rigby 183 LLC’s capital stock.

On August 30, 2010, we transferred US$ 7.3 million so as to contribute it jointly with that of its partners in Rigby 183 LLC a deposit to the seller for the executed agreement. On December 15, 2010 the transaction took place, being payed US$85.1 million for the property.

For More information about Madison, see “Recent Developments” and “Significant Changes”.

Sofora Offer. During this fiscal year, IRSA participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, IRSA submitted a binding offer and a letter of credit for US$ 50 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo S.A.’s Notes that we acquired.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledge set up as security for the above mentioned letter of credit was released.

Office and Other Non-shopping Center Rental Properties

Overview

Through IRSA, we are engaged in the acquisition, development and management of Offices and Other Non-Shopping Center Rental Properties in Argentina. As of June 30, 2010, we directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 237,188 square meters of gross leaseable area. Of these properties, 14 were office properties, which comprised 140,238 square meters of gross leaseable area. For fiscal year 2010, we had revenues from Offices and Other Non-Shopping Center Rental Properties of Ps. 154.2 million.

IRSA’s office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2010, the average occupancy rate for all our properties in the Offices and Other Non-Shopping Center Rental Properties segment was approximately 82.0%. Seven different tenants accounted for approximately 44.0% of our total revenues from office rentals for fiscal year 2010: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management.

IRSA generally acts as the managing agent of the office properties in which it owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. IRSA’s leaseable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases.

Through IRSA, we lease our offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in Offices and Other Non-Shopping Center Rental Properties.

IRSA’s Offices and Other Non-Shopping Center Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2)	IRSA’s Effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book value Ps./000 (5)
			Jun-10			2010	2009	2008
Offices
Edificio República	04/28/08	19,884	80%	100%	2,046	21,188	17,114	203	219,777
Torre Bankboston	08/27/07	14,873	96%	100%	1,769	22,333	19,670	15,688	155,196
Bouchard 551	03/15/07	23,378	100%	100%	1,944	22,441	20,342	12,678	150,570
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,941	21,559	18,372	12,496	82,408
Bouchard 710	06/01/05	15,014	83%	100%	1,120	14,076	17,379	12,931	65,261
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,213	13,963	1,743	—	64,620
Maipú 1300	09/28/95	10,280	99%	100%	1,004	11,339	9,890	8,107	38,287
Costeros Dique IV	08/29/01	5,437	90%	100%	479	5,358	5,056	4,603	19,111
Libertador 498	12/20/95	3,714	100%	100%	471	6,900	9,285	8,551	14,657
Suipacha 652/64	11/22/91	11,453	95%	100%	593	4,804	3,820	2,480	10,936
Madero 1020	12/21/95	101	100%	100%	3	31	32	89	218
Dock Del Plata	11/15/06	—	N/A	100%	—	1,302	6,083	6,945	864
Edificios Costeros	03/20/97	—	N/A	100%	—	1,382	4,082	3,896	—
Laminar Plaza	03/25/99	—	N/A	100%	—	123	5,327	5,607	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	21	2,087	2,256	—
Other offices (6)	N/A	2,271	86%	N/A	89	1,774	1,189	1,385	4,903

Subtotal Offices		140,238	93%	N/A	12,672	148,594	141,471	97,915	826,808
Other Rental Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	209	188	3,625
Museo Renault	12/06/07	1,275	100%	100%	30	356	356	204	4,785
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	87	1,014	959	958	12,496
Thames	11/01/97	33,191	—	100%	—	175	607	607	3,897
Catalinas Norte’s Plot of Land	12/17/09	N/A	N/A	N/A	N/A	N/A	N/A	N/A	100,804
Other properties (8)	N/A	2,072	100%	N/A	10	80	2,207	220	5,973

Subtotal Other Rental Properties		96,950	65%	N/A	127	1,626	4,338	2,177	131,580
Related fees (11)		N/A	N/A	N/A		3,944	1,940	2,067	N/A

TOTAL OFFICES AND OTHER RENTAL PROPERTIES (9)		237,188	82%	N/A	12,799	154,164	147,749	102,159	958,388

Notes:

(1)	Total leaseable area for each property as of June 30, 2010. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2010.
(3)	Agreements in force as of 06/30/10 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution RT21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2768 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(8)	Includes the following properties: 1 unit of Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Revenues from building management fees.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2010	25	61,778	32%	4,540,039	3%
2011	54	48,332	25%	48,711,626	32%
2012	51	41,343	21%	55,444,927	36%
2013+	46	42,509	22%	43,630,088	29%
Total	176	193,962	100%	152,326,680	100%

*	Includes Offices which contract has not been renewed as of June 30, 2010.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2010, 2009 and 2008:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2010	2009	2008
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	83	100	100
Bouchard 551	100	96	100
Dock del Plata (3)	N/A	80	100
Libertador 498	100	100	100
Maipú 1300	99	100	100
Laminar Plaza (3)	N/A	N/A	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	N/A	100
Suipacha 652/64	95	100	100
Edificios Costeros (3)	N/A	59	89
Costeros Dock IV	90	90	100
Torre BankBoston	96	100	100
Edificio República	80	64	19
Dique IV, Juana Manso 295	92	89	N/A
Other (2)	86	89	100

Notes:

(1)	Leased square meters in accordance with agreements in effect as of June 30, 2010, 2009 and 2008 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.
(3)	This property was fully sold.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2010, 2009 and 2008:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2010	2009	2008
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Intercontinental Plaza	957	717	555
Bouchard 710	938	1,158	861
Bouchard 557	960	870	458
Dock del Plata (2)	422	908	877
Libertador 498 (3)	1,366	1,005	812
Maipú 1300	1,103	962	789
Laminar Plaza (2)	N/A	817	860
Madero 1020	307	281	414
Reconquista 823/41 (2)	N/A	416	450
Suipacha 652/64	419	334	217
Edificios Costeros (2)	216	639	610
Costeros Dock IV	985	930	847
Torre BankBoston (3)	1,502	1,238	992
Edificio República	1,066	861	55
Dique IV, Juana Manso 295 (4)	1,236	154	N/A
Other (5)	602	326	448

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	The property was fully sold.
(3)	3,099 leasable square meters were sold in fiscal year 2009 and 3,719 leasable square meters were sold in fiscal year 2010.
(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year 2008.
(3)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 10 months of fiscal year 2008.
(4)	Fiscal year 2009 income corresponds to only 45 days.
(5)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.

Properties

Below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República City of Buenos Aires. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia, BASF Argentina S.A. and Banco Itaú.

Torre BankBoston City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building that we acquired in March 2007, located in the Plaza Roma area. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building. and our main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizant Technology Solutions, Industrias Pugliese S.A. and Toyota Credit Argentina.

Juana Manso 295-Dique IV, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Catalinas area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A. and PPD Argentina S.A, TV Quality, Bovis Lend Lease S.A. and Japan International Cooperation Agency.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 6 stories with an average area per floor of 620 square meters and of 153 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A., LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Trafigura Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop.

Other office properties. IRSA also has interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.8 million in annual rental income for fiscal year 2010. Among these properties are Madero 942 (sold in October 2008), Libertador 602 (sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. IRSA’s portfolio of rental properties as of June 30, 2010 includes four leased properties that are leased as on street, a lot in industrial premises, two undeveloped plots of land and other properties for various retail uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Catalinas Norte Plot of Land. On May 26, 2010, IRSA jointly with the Government of the City of Buenos Aires, executed a deed of conveyance of title whereby IRSA acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95.0 million, Ps. 19.0 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

Sales of Non-Strategic Assets. During fiscal 2009 IRSA executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$52 million. These transactions include, besides those broken down above in the review: 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allowed IRSA to reinforce its financial robustness and to re-focus on consummating the potential business opportunities that are being added to its portfolio such as the incorporation into our portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2011.

During fiscal 2010 IRSA executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 functional units (“FU”) at Edificio Dock del Plata; which represents 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) which represents 6,389 sqm of GLA; 11 functional units at Edificio Libertador 498 which represents 3,720 sqm of GLA; and one functional unit at the property located in Av. Libertador 602 which represents 677 sqm of GLA.

IRSA’s Investment in Banco Hipotecario

IRSA has a significant investment in Banco Hipotecario which represented 14.4% of IRSA’s consolidated assets as of June 30, 2010. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 47 branches and 18 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2010, Banco Hipotecario ranked fourth in the Argentine financial system in terms of shareholders’ equity and twelfth in terms of total assets. As of June 30, 2010, Banco Hipotecario’s shareholders’ equity was Ps.2,861.7 million, its assets were Ps.11,284.1 million, and its net income for the twelve-month period ended June 30, 2010 was Ps.198.9 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

As part of its business diversification strategy, Banco Hipotecario expanded its products offering personal loans, mortgages and asset-backed loans. It also expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario expanded its deposit base offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products, including combined family, life, unemployment, health, personal accident and ATM theft insurance.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2010, its portfolio of non-mortgage loans represented 61.3% of its total loan portfolio, compared to 53.7% as of June 30, 2009

During the twelve-month period ended June 30, 2010, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of June 30
	2008		2009		2010
Checking accounts	Ps.	40.3	Ps.	68.8	Ps.	106.6
Saving accounts		178.1		215.6		313.6
Time deposits		1,657.3		3,019.8		3,910.5
Other deposit accounts		32.4		62.7		60.0
Accrued interest payable		18.2		45.3		54.5

Total	Ps.	1,926.3	Ps.	3,412.2	Ps.	4,445.2

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

Competition

Offices and Other Non-Shopping Center Rental Properties

Substantially all of IRSA’s office and other non-shopping center rentals are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may effect as the sale and lease price of IRSA’s premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future IRSA may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of IRSA’s shopping centers are located in developed in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. IRSA believes that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with it in areas through the development of new shopping center properties. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Shops(2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,335	173	2.70%	3.09%
	Alto Palermo Shopping	CABA	18,629	145	1.21%	2.59%
	Buenos Aires Design(3)	CABA	13,786	63	0.90%	1.13%
	Dot Baires Shopping	CABA	49,750	153	3.24%	2.74%
	Paseo Alcorta(4)	CABA	53,040	111	3.46%	1.98%
	Patio Bullrich	CABA	11,736	85	0.77%	1.52%
	Córdoba Shopping(4)	Córdoba	22,625	104	1.48%	1.86%
	Alto Avellaneda(4)	GBA	67,533	142	4.40%	2.54%
	Mendoza Plaza Shopping(4)	Mendoza	40,651	150	2.65%	2.68%
	Alto Rosario (4)	Rosario	40,910	144	2.67%	2.57%
	Alto Noa(4)	Salta	18,869	90	1.23%	1.61%
	Subtotal		378,864	1,360	24.71%	24.31%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.10%	0.64%
	Portal de Madryn	Chubut	4,100	26	0.27%	0.46%
	Factory Parque Brown(4)	GBA	31,468	91	2.05%	1.63%
	Factory Quilmes(4)	GBA	40,405	47	2.63%	0.84%
	Factory San Martín(4)	GBA	35,672	31	2.33%	0.55%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.32%	2.34%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.99%	0.38%
	Portal de Escobar(4)	GBA	31,995	31	2.09%	0.55%
	Portal Lomas(4)	GBA	32,883	50	2.14%	0.89%
	Unicenter Shopping(4)	GBA	94,279	287	6.15%	5.13%
	Portal de los Andes (4)	Mendoza	30,558	45	1.99%	0.80%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.23%	1.66%
	Portal de Rosario(4)	Rosario	66,361	182	4.33%	3.25%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.39%	1.68%
	Subtotal		562,644	1,311	36.69%	23.41%
	Other Operators
	Subtotal		592,180	2,923	38.60%	52.28%
	Total		1,533,688	5,594	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources that what we do, and (ii) the strong market position of both Visa and Mastercard in Argentina. IRSA’s main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Store cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Banco Hipotecario, Macro and Standard Bank.

•	International financial companies and ohers: GE Money, Cetelem and Efectivo Sí.

IRSA’s Regulation and Government Supervision of its Real Estate Business

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances and environmental regulations among others, are applicable to the development and operation of IRSA’s properties.

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

Although IRSA’s lease agreements were U.S. dollar-denominated, Decree No. 214/2002, Decree No.762/2002 and Law No. 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•

if due to the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and Lease Law No.23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in IRSA’s lease agreements go from 3 to 10 years.

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

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the intended termination date of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Land Use

Buenos Aires Urban Planning Code. IRSA’s real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of its real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•

the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division;

•	the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services free of charge or for a price for final use for of their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group, and (iii) are otherwise exposed to a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The consumer protection law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All intervening parties are jointly and severally liable to reimburse all amounts deposited or paid by the purchasers. All agreements entered into with the purchasers shall be filed with the relevant real estate registry.

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

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to be completed.

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

The Legal Emergency Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of 90 days.

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

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and out of court auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

•

if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected from users and the commissions charged the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop.

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

As the consolidated annual sales volume of APSA and IRSA exceed Ps.200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

Environmental Regulation. IRSA’s activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

On August 6, 2009, the Comisión Nacional de Valores issued General Resolution No. 559/2009 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

One of IRSA’s goals is that business be conducted at all times consistently with environmental laws and regulations.

For more information see Item 3 “Risk Factors - IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.”

Property

As of June 30, 2010, most of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) are located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014, respectively. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about IRSA’s properties, as of June 30, 2010:

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance		Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Intercontinental Plaza	11/18/97	22,535	City of Buenos Aires	82,408	—		—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	—	City of Buenos Aires	864	—		—	—	—	—	Office Rental	N/A
Bouchard 710	06/01/05	15,014	City of Buenos Aires	65,261	—		—	—	—	—	Office Rental	82.7%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	150,570	—		—	—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	3,714	City of Buenos Aires	14,657	—		—	—	—	—	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	38,287	—		—	—	—	—	Office Rental	98.9%
Madero 1020	12/21/95	101	City of Buenos Aires	218	—		—	—	—	—	Office Rental	100.0%
Suipacha 652	11/22/91	11,453	City of Buenos Aires	10,936	Mortgage	(5)	—	—	—	—	Office Rental	95.0%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	19,111	—		—	—	—	—	Office Rental	89.7%
Edificio República	04/28/08	19,884	City of Buenos Aires	219,777	Mortgage		79.1	Apr-13	26.4	Annual rate over balances 12%	Office Rental	80.0%
Dique IV, Juana Manso 295	12/02/97	11,298	City of Buenos Aires	64,620	—		—	—	—	—	Office Rental	91.7%
Av. De Mayo 595	08/19/92	1,958	City of Buenos Aires	4,489	—		—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	—	City of Buenos Aires	—	—		—	—	—	—	Office Rental	N/A
Rivadavia 2768	09/19/91	274	City of Buenos Aires	217	—		—	—	—	—	Office Rental	0.0%

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Sarmiento 517	01/12/94	39	City of Buenos Aires	197	—	—	—	—	—	Office Rental	0.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	897	—	—	—	—	—	Commercial Rental	0.0%
Della Paolera 265	08/27/07	14,873	City of Buenos Aires	155,196	—	—	—	—	—	Office Rental	96.4%
Museo Renault	12/06/07	1,275	City of Buenos Aires	4,785	—	—	—	—	—	Others Rentals	100.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,496	—	—	—	—	—	Others Rentals	100.0%
Thames	11/01/97	33,191	Province of Buenos Aires	3,897	—	—	—	—	—	Others Rentals	0.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	5,427	—	—	—	—	—	Others Rentals	100.0%
Terreno Catalinas Norte	12/17/09	N/A	City of Buenos Aires	100,804	—	—	—	—	—	Others Rentals	N/A
Other Properties (6)	N/A	N/A	City and Province of Bs. As.	3,274	—	—	—	—	—	Office Rentals	N/A
Alto Palermo Shopping (3)	11/23/97	18,629	City of Buenos Aires	134,984	—	—	—	—	—	Shopping Center	100.0%
Abasto Shopping (3)	07/17/94	37,603	City of Buenos Aires	163,556	—	—	—	—	—	Shopping Center	99.6%
Alto Avellaneda (3)	11/23/97	36,579	City of Avellaneda	73,454	—	—	—	—	—	Shopping Center	96.0%
Paseo Alcorta (3)	06/06/97	14,390	City of Buenos Aires	70,663	—	—	—	—	—	Shopping Center	97.5%
Patio Bullrich (3)	10/01/98	11,736	City of Buenos Aires	89,638	—	—	—	—	—	Shopping Center	99.7%

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Alto Noa Shopping (3)	03/29/95	18,869	City of Salta	21,570	—	—	—	—	—	Shopping Center	99.9%
Buenos Aires Design (3)	11/18/97	13,786	City of Buenos Aires	8,811	—	—	—	—	—	Shopping Center	98.4%
Alto Rosario Shopping (3)	11/09/04	28,650	City of Rosario	77,401	—	—	—	—	—	Shopping Center	93.7%
Mendoza Plaza Shopping (3)	12/02/94	40,651	City of Mendoza	80,552	—	—	—	—	—	Shopping Center	93.1%
Córdoba Shopping Villa Cabrera (3)	12/31/06	15,643	City of Córdoba	68,958	—					Shopping Center	98.8%
Dot Baires Shopping (3)	12/01/06	49,750	City of Buenos Aires	583,355		—	—	—	—	Shopping Center	100.0%
Neuquén Project (3)	07/06/99	N/A	Province of Neuquén	12,389	—	—	—	—	—	Shopping Center (in construction)	N/A
Abril/Baldovinos	01/03/95	1,408,905	Province of Buenos Aires	1,763	—	—	—	—	—	Residential Communities	N/A
El Encuentro	11/18/97	125,889	Province of Buenos Aires	10,256	—	—	—	—	—	Residential Communities	N/A
Puerto Retiro	05/18/97	82,051	City of Buenos Aires	54,600	—	—	—	—	—	Land Reserve	N/A
Baicom Plot of land	12/23/09	6,905	Province of Buenos Aires	4,459						-Land Reserve	N/A
Santa María del Plata	07/10/97	715,951	City of Buenos Aires	140,584	—	—	—	—	—	Land Reserve	N/A
Pereiraola	12/16/96	1,299,630	Province of Buenos Aires	—	—	—	—	—	—	Land Reserve	N/A
Rosario Plot of land (3)	04/30/99	31,000	City of Rosario	19,894	—	—	—	—	—	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,300,000	Province of Córdoba	5,705	—	—	—	—	—	Land Reserve	N/A
Beruti Plot of land (3)	06/24/08	3,207	City of Buenos Aires	52,934						Land Reserve	N/A

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000 (2)	Encumbrance		Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Patio Olmos (3)	09/25/07	5,147	Province of Córdoba	32,949	—		—	—	—	—	Land Reserve	N/A
Others Reserves of Land (4)	N/A	14,387,635	City and Province of Buenos Aires	92,075	—		—	—	—	—	Land Reserve	N/A
Residential apartments, communities and others (7)	N/A	N/A	City and Province of Bs.As.	288,120	—		—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	24,000	City of Bariloche	79,176	—		—	—	—	—	Hotel	45.7%
Hotel Intercontinental	11/01/97	37,600	City of Buenos Aires	54,599	—		—	—	—	—	Hotel	67.9%
Hotel Sheraton Libertador	03/01/98	17,463	City of Buenos Aires	40,673	Guarantee	(10)	19.0	Mar-11	19.0	—	Hotel	82.3%
Bariloche Plot of Land	12/01/06	N/A	Province of Rio Negro	21,900	—		—	—	—	—	Hotel	N/A

(1)	Total leasable area for each property as of 06/30/10. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)	Includes the following land reserves: Pilar and Torre Jardín IV, Pontevedra lot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis lot and Merlo through IRSA, Zetol and Vista al Muelle through Liveck and Caballito, Coto Air Space, C. Gardel 3128/34, Zelaya 3102 and Conil through Alto Palermo.
(5)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.
(6)	Includes the following properties: Casona Abril and Alto Palermo Park.
(7)	Includes the following properties: Torres Jardín, San Martín de Tours, Rivadavia 2768, Swap receivables Caballito Plot of land (CYRSA and Koad) and Pereiraola lots through IRSA.
(8)	Swap receivables Terreno Rosario through APSA and Caballito Plot of land, Abasto Project and Libertador 1703 and 1755 (Horizons) through CYRSA.
(8)	All assets are owned by IRSA directly or indirectly.
(9)	Percentage of occupation of each property as of 06/30/10. The land reserves are assets that the company remains in the portfolio for future development.
(10)	As collateral for the new debt that Hoteles Argentinos S.A. (HASA) incurred with Standard Bank Argentina, we entered into a put option agreement whereby we granted to Standard Bank the right to sell to us, and we promised to buy, 80% of the credit rights arising from the loan, in the event of a default thereof by HASA.

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies as of June 30, 2010:

Subsidiaries	Effective Ownership and Voting Power Percentage		Property/Activity
Inversiones Ganaderas S.A.	100%		This company owns two farms located in the Province of Catamarca: “Tali Sumaj” and “El Recreo”.

Agropecuaria Anta S.A. (f/k/a Agropecuaria Cervera S.A.)	100	%(1)	This company has the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project in various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities.

Cactus Argentina S.A.	48.00%		This company represents our strategic alliance with Cactus Feeders Inc. and Tyson Foods Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%		An agriculture, dairy and beef cattle company which owns two farms (“Las Playas” and “San Nicolás”) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,434 beef cattle head.

Futuros y Opciones.Com S.A.	64.30%		A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	57.49	%(3)	It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	23.24%		BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

Exportaciones Agroindustriales Argentinas S.A.	48.00	%(4)	EAASA a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Agrology S.A.	100	%(1)	Agrology S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Argentina or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

FyO Trading S.A.	65.60	%(2)	FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

(1)	Includes Inversiones Ganaderas S.A.’s interest.
(2)	Includes Futuros y Opciones.Com S.A.’s interest.
(3)	Includes the interest in Agrology S.A..
(4)	Includes the interest in Cactus.

The following is IRSA’s organizational chart and its principal subsidiaries as of June 30, 2010:

(1)	20% owned by Hoteles Sheraton de Argentina.
(2)	23.66% owned by Intercontinental Hotels Corporation.
(3)	50% owned by the Sutton Group.
(4)	Includes: Av. de Mayo 595, Av. Libertador 602, Rivadavia 2765/8, Dique 5 Puerto Madero and Sarmiento 517.
(5)	Includes: Arcos 2343.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2010, we owned, together with our subsidiaries, 24 farms, which have a total surface area of 473,368 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

Owned Farms as of June 30, 2010

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary current use	Net Carrying value (Ps. Millions) (1)	Encumbrances (Ps. millions)
1	La Adela	Buenos Aires	Argentina	1,054	Original	Crops	-9.8	—
2	La Juanita	Buenos Aires	Argentina	4,302	Jan-96	Crops/Milk	18.7	—
3	El Invierno	La Pampa	Argentina	1,946	Jun-05	Crops	9.3	—
4	El Tigre	La Pampa	Argentina	8,365	Apr-03	Crops/Milk	34.9	—
5	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Crops/Beef Cattle	48.6	—
6/7	Santa Bárbara/ La Gramilla	San Luis	Argentina	7,052	Nov-97	Crops under irrigation	18.7	—
8	Cactus Argentina S.A. (2)	San Luis	Argentina	82	Dec-97	Feed lot	10.7	—
9/10	Las Playas/San Nicolás (3)	Córdoba / Santa Fe	Argentina	2,965	May-97	Crops/Milk/Beef Cattle	13.0	—
11	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Crops/Beef Cattle	11.4	—
12	Las Vertientes	Córdoba	Argentina	4	—	Silo	0.5	—
13	La Suiza	Chaco	Argentina	41,993	Jun-98	Beef Cattle	32.7	—
14/15	8 de Julio/ Carmen	Santa Cruz	Argentina	100,911	May-07/ Sep-08	Sheep Production	10.5	—
16	El Recreo	Catamarca	Argentina	12,394	May-95	Beef Cattle/Natural Woodlands	1.3	—
17	Los Pozos	Salta	Argentina	240,858	May-95	Beef Cattle/Crops/ Natural Woodlands	75.6	—
18	La Esperanza	La Pampa	Argentina	980	Mar-08	Crops	4.3	—
19	Puertas de Luján	Buenos Aires	Argentina	115	Dec-08	Other	11.1	—
20/21/22	Las Londras/San Cayetano/San Rafael/La Fon Fon	Santa Cruz	Bolivia	12,166	Nov-08/ Jan-09	Crops	106.1	Mortgage 25.2
23/24	Jerovia (4)	Boquerón	Paraguay	22,789	Feb-09	Natural Woodlands	30.1	—

	Subtotal			473,368			447.3

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 48.00% interest in Cactus.
(3)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(4)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca S.A through Agrology S.A.

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

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured in Thousand of Pesos	Book value in Thousand of Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	104,694	38,539
Vehicles	Theft, fire and civil and third parties liability	4,499	1,788

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2010, 2009, and 2008 relate to the fiscal years ended June 30, 2010, 2009, and 2008, respectively.

Effective October 1, 2008, we started consolidating the accounts of IRSA after a series of acquisitions, which increased our ownership interest in IRSA to 54.01%. Accordingly, the consolidated statement of income for the year ended June 30, 2009 includes (i) the results of IRSA as an equity investee from July 1, 2008 through September 30, 2008; and (ii) the results of operations of IRSA consolidated into those of the Company for nine months from October 1, 2008 through June 30, 2009. The consolidated statement of income for the year ended June 30, 2008 is not comparable to either the June 30, 2009 or 2010 in this regard since it only includes the results of IRSA as it was an equity investee for the whole period.

For a discussion of results of operations of IRSA and to assist in understanding changes in the real estate business, please see “Item 5 Operating and Financial review and prospects” in IRSA’s Annual Report on Form 20-F for IRSA the year ended June 30, 2010 which is publicly available on the SEC’s website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2010 compared to June 30, 2009, and June 30, 2009 compared to June 30, 2008. The discussion and analysis of IRSA for the fiscal year ended as of June 30, 2009, is not comparable to our consolidated results for that fiscal year as we only consolidated IRSA for nine months from and including October 1, 2008. In addition, IRSA’s discussion and analysis does not reflect purchase accounting adjustments applied by us.

The management’s discussion and analysis (“MD&A”) of IRSA included in IRSA’s 20-F for the year ended June 30, 2010 and 2009 is referred only on a supplemental basis only.

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

Inflation remained relatively low in 2004 although it almost doubled from 2003, and it stood at 12.3% during 2005, 9.8% during 2006, 8,5% during 2007, 7.2% during 2008, 7.7% during 2009 and 11.0% during the first half of 2010.

There were encouraging signs of a local economic recovery in 2009 and the first semester of 2010 in which the economy grew more than expected. Most of the currencies have appreciated against the US dollar, particularly our comercial partners, and the capital flows have turned to developing countries which gives a good scenario for the Argentinean balance of payments. Besides, local consumption has grown in this period, reinforced by local credit.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.3%	5.4%
2010	11.0%	15.5%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 9.2% in the first ten months of 2010,and the consumer price index increased 12.5% in the first ten months of 2010.

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

In addition, our results of operations for the year ended June 30, 2009 are affected by the consolidation of the results of operations of IRSA as from October 1, 2008. Prior to October 1, 2008, our investment in IRSA was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2008 are not fully comparable to the results of operations for the year ended June 30, 2009 and 2010 in regards to the Real estate business.

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

Real Estate Business

Recent results on equity investees

As of June 30, 2010 we owned 28.03% of Banco Hipotecario (without considering treasury shares), Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2008, 2009 and 2010, our investment in Banco Hipotecario generated a loss of Ps.12.4 million and a gain of Ps.142.1 million and a gain of Ps.151.6, respectively. The income and losses recorded by the Real Estate Business as a result of this shareholding interest in 2008, 2009 and 2010 fiscal years represented (22.6%), 89.6% and 45.3%, respectively, of the consolidated net income derived from the real estate business for such years, but we cannot assure that the investment in Banco Hipotecario will generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. For example, the Ps.68.6 million sale of building “Costeros Dique II” and the Ps.46.3 million sale of Pereiraola undeveloped parcel of land and have significantly impacted our results for our 2010 fiscal year. Our historical revenues have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies

•

We prepared our Audited Consolidated Financial Statements in accordance with Argentine GAAP. The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our financial statements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our financial statements will be affected. We believe the following to be our more significant critical accounting policies and estimates used in the preparation of our financial statements:

•	recognition of revenues;

•	investments in affiliates and business combinations;

•	investments in certificates of participation (“CPs”)

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	intangible assets – concession rights;

•	debt restructuring;

•	derivative instruments;

•	deferred income tax; and

•	minimum presumed income tax (“MPIT”).

Revenue recognition

Agricultural Business

We primarily derive our revenues from the sale of crops, milk and live beef cattle, feed lot operation (through its equity investee Cactus), and services and leasing of its farms to third parties and brokerage activities and sale of farms.

We follow Technical Resolution No.22 (“RT No. 22”) “Agricultural Activities”, issued by FACPCE, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activities. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

RT No.22 prescribes, among other things, the accounting treatment for biological assets during its biological transformation. RT No. 22 establishes a hierarchy of measurement for biological assets depending on their stage of development. For a description of the measurement principles applied to the various biological assets within inventories, please see Note 3.h) to our audited consolidated financial statements included else where in this annual report.

RT No.22 defines biological transformation as the processes of growth, degeneration, production, and procreation that cause “qualitative or quantitative” changes in a biological asset. Biological assets are defined as living plants and animals. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested produce of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

Under RT No. 22, the statement of income shows the following line items relating to the agricultural activity:

•

Production Income: Production income is recognized when there is a qualitative or quantitative change in biological assets. As it relates to crops, production income is recognized when they are harvested. At the point of harvest and thereafter, harvested crops are measured at net realizable value, therefore, a gain is generally recognized for the difference between the cost recognized and net realizable value. Thus, under RT No. 22, gains are recognized when crops are harvested rather than when they are sold. As it relates to cattle, production income is recognized, for example, when a calf is born or there is a change in weight.

•

Cost of Production: Cost of production consists of costs directly related to the transformation of biological assets and agricultural produce. As it relates to crops, costs are capitalized as incurred. At the point of harvest, costs are recognized in the income statement to match production income. As it relates to cattle, costs are recognized in the income statement as incurred;

•

Sales: Revenue from the sale of agriculture produce is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from cattle feeding operations primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed. Sales represent the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the respective markets at the point of sale. At the point of sale, the produce is measured at net realizable value, which generally reflects the sale price less direct selling costs, using the applicable quoted market price;

•

Cost of Sales: Cost of sales consists of certain direct costs related to the sales of agricultural produce other than selling expenses. The cost of sales represents the recognition as an expense of the produce held in inventory valued at net realizable value. Therefore, based on the description in sales and this line item, the amount of sales is generally equal to the cost of sales plus direct selling expenses. Based on this, the Company generally does not recognize any significant additional profit upon selling the inventory beyond the gains or losses recognized within the line item “unrealized gain (loss) on inventories”;

•

Unrealized gain (loss) on inventories: Under RT No. 22, gains or losses that arise from measuring harvested produce and cattle at net realizable value are recognized in the statement of income in the period in which they arise. In addition, this line item generally includes gains or losses from futures and options contracts on agriculture produce. Revenue from the sale of farms is recognized when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

Under RT No.22, the exhibits entitled “Cost of Sales” and “Cost of Production” presents a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) increases due to harvest; and (e) other changes.

Real Estate Business

We record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and Hotels. This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Development and sale of properties. We record revenue from the sale of properties when all of the following criteria are met:

(a) the sale has been carried out (a sale is not deemed to be carried out until (i) the parties are bound by the terms of a contract, (ii) all considerations have been exchanged, (iii) any permanent financing under the seller’s responsibility has been agreed, and (iv) all conditions precedent have been complied with);

(b) we determine that the initial and continuing investment of the purchaser is appropriate to evidence a commitment to pay for the property (the appropriateness of the purchaser’s initial investment is measured by (i) its composition and (ii) its size compared to the sales price of the property);

(c) our receivable is not subject to any future condition (our receivable will not be placed or occupy any rank, category or position lower than the other obligations of the purchaser); and

(d) we have transferred to the purchaser all the risks and benefits of ownership, and do not have a continuing participation in the property.

Generally, we enter into sale agreements with the purchasers of units for residential development before construction commences. According to this practice, we commence our marketing and sales efforts in accordance with the architectural designs already agreed and the model units. As a general rule, the purchasers pay a unit reservation fee and subsequently enter into sale agreements at a fixed price. The balance of the purchase price is payable upon delivery of the fully constructed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a given period and budget, subject to customary exceptions.

IRSA uses the percentage-of-completion method of accounting with respect to sales of property developments under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The company does not commence revenue and cost recognition until such time as significant construction activities have begun and substantial advance payments have been received according to parameters estimated by us.

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

Leases and services from office and other non-shopping center rental properties. Rentals from lessees are accounted for as operating leases. Lessees pay a basic monthly rental. Revenue from rentals is recognized based on the straight-line method during the term of the lease.

Leases and services from shopping center operations. Rentals from lessees are accounted for as operating income. Generally, lessees pay a rental consisting in the higher value between (i) a basic monthly rental (the “Basic Rental”) and (ii) a specific percentage of monthly gross retail sales of the lessee (the “Percentage Rental”) (which generally ranges from 4% to 10% of gross sales of the lessee). In addition, pursuant to the rental indexation clause in most leases, the lessee’s Basic Rental is generally increased between 7% and 12% per year during the term of the lease. Certain lease agreements include provisions that set forth rentals based on a percentage of sales or based on a percentage of turnover exceeding a specified minimum. We determine compliance with specific goals and calculate the additional rental on a monthly basis as contemplated in the leases. Therefore, we do not recognize contingent rentals until the required minimum is exceeded.

The term of our leases ranges between 36 and 120 months. Law No. 24,808 sets forth that lessees may terminate commercial leases after an initial period of six months by giving at least 60 days prior written notice, subject to a penalty of one month to one month and a half of rental if the lessee terminates the lease during the first year of the lease and one month of rental if the lessee terminated the lease after the first year.

We also charge our lessees a monthly management fee, which is prorated among the lessees in accordance with their lease prices and varies from one shopping center to the other, in relation to the common area administration and maintenance and the administration of contributions made by lessees to finance the promotion efforts of all the operations of shopping centers. Management fees are recognized on a monthly basis as accrued. In addition to rental, we generally charge an “admission fee” to lessees, i.e. a non-reimbursable admission fee that may be required from lessees upon execution and renewal of the lease. This admission fee is usually paid as a lump sum or in a small number of monthly installments. Admission fees are recognized using the straight-line method during the effective term of the respective leases. Additionally, leases in general provide for the reimbursement of the real estate tax, insurance, advertising costs and certain common area maintenance costs. These additional rentals and reimbursements to lessees are accounted for on an accrual basis.

We also derive revenue from visitor parking charges, and recognize parking revenue as services rendered.

Consumer financing. We derive revenue from consumer financing transactions with credit cards which consist mainly in (i) commissions for discounts to storekeepers, that are recognized when the information on the transaction is received and processed by us, (ii) data processing services consisting in the processing and printing of the statements of account of credit cardholders, that are recognized as services rendered, (iii) life insurance and disability expenses charged to credit cardholders, that are recognized on an accrual basis, and (iv) interest income from financing and loan activities.

Hotels. We recognize income from room services, catering services and restaurant facilities, as accrued at the closing of operations on each business day.

Investments in affiliates and business combinations

We use the equity method of accounting for investments in related companies in which we have significant influence (including BrasilAgro and IRSA –as regards the latter, for the fiscal years ended June 30, 2008). IRSA’s critical accounting policies as of such dates include provisions on allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income taxes and tax assets.

As of June 30, 2010 and 2009, investments in subsidiaries and affiliates amounted to Ps. 1,366.7 million and Ps.828.2 million, representing 20.0% and 13.9%, respectively of our total consolidated assets.

BrasilAgro

As of June 30, 2010 and 2009, we owned 23.24% and 19.14% of BrasilAgro, respectively and had the ability to exercise significant influence over this company. Aditionally, as from June 30, 2010 we acquired 9,581,750 shares issued by BrasilAgro in the market. Therefore, we owned a 35.75% interest in BrasilAgro as of the date of presentation of this Annual Report.

We value our investment in BrasilAgro under the equity method of accounting because of: (a) our capacity to affect the operational and financial decisions due to the fact that (i) in accordance with BrasilAgro’s by-laws, we are entitled to appoint three of BrasilAgro’s nine directors (including the chairman of its board of directors every other two years), (ii) three directors are designated by BrasilAgro’s other shareholders and (iii) the remaining three are independent directors appointed jointly by all shareholders, and (b) our rights under the shareholders agreement among us, Tarpon Agro LLc, Cape Town LLc, Elie Horn and Tarpon Investimentos S.A.. Under the terms of this shareholders’ agreement, the signatories have agreed to vote together at shareholders’ meetings with respect to matters related to proposals to change directors’ and administrators’ fees, increases of capital stock and declaration of dividends, among other issues.

Acquisition of equity investees

Significant acquisitions of companies were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18 (“RT No.18) and Technical Resolution No. 21 (“RT No. 21”), both issued by FACPCE. All assets and liabilities acquired from independent third parties were adjusted to show their fair value. We identify the assets and liabilities acquired, including intangible assets such as: lease contracts acquired for values higher or lower than market value; costs incurred in entering into current lease contracts (the latter being the market cost that we avoid paying for acquiring lease contracts in operation), the value of brands acquired, the value of deposits associated with the investment in Banco Hipotecario, and the intangible value of relationships with customers.

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

Based on these factors, we have estimated that it is not possible to determine a specific useful life for the most significant goodwill generated by the application of the “acquisition method” set forth in RT No. 18, and therefore it has determined that they have an indefinite useful life.

In accordance with the provisions of RT No. 18, if we determine that any goodwill has an indefinite useful life, it shall not compute its depreciation and shall compare it against its recoverable value at the closing of each fiscal year to verify whether its value has been impaired, charging impairment losses to the income for the fiscal year in which they were determined.

Investments in Certificates of participation (“CPs”)

Tarshop enters into ongoing revolving-period securitization programs through which transfers credit card receivables to the trust in exchange for cash and retained interests in the trust.

CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their estimated recoverable value and they are classified as investments.

We believe that this accounting policy is a “critical accounting policy” because fair values are based on estimates using valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding prepayments, discount rates, estimates of future cash flows and future expected loss experience. Changes in these assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, Tarshop´s fair values should not be compared to those of other companies.

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

As of June 30, 2002, IRSA had revised its assets in all segments to detect impairments resulting from the continued deterioration of the Argentine economy. Therefore, as of June 30, 2002, IRSA had recognized an impairment of Ps.140.6 million. During fiscal years 2003, 2005 and 2008 IRSA recognized impairment losses for a total of Ps.14.0 million, Ps.0.2 million and Ps.0.03 million, respectively. As a result of the increase in the market values of assets for which IRSA had recognized impairment losses, during the fiscal years ended June 30, 2004, 2005, 2006, 2007, 2008, 2009 and 2010 IRSA partially reversed impairment losses, and recognized gains Ps.63.0 million, Ps.28.2 million, Ps.12.6 million, Ps.2.6 million, Ps.2.7 million, Ps.1.1 million and Ps.0.4 million, respectively.

The fair market value of our office and rental properties was determined following the rent value method, taking into consideration each property’s current cash flow, our vacancy amounts and tax impact, and the cash flow was projected for the remaining useful live of each property considering a lease growth rate ranging from 6% to 8% per annum and a projected stable vacancy of 5%. In addition, comparability with other properties in the market and our historic vacancy rates were considered. The price per square meter of our properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates continue to be extremely low, with rates of 2% over the stock. Moreover, we currently believe that a significant amount of new office space, comparable to our existing buildings, is not likely to become available in the City of Buenos Aires during the next two or three fiscal years. All discounted cash flow exercises were made considering the impact of depreciation and income tax, i.e., net of taxes. For buildings we consider to be Class A (those having the best location and condition) the average price per square meter used was between Ps.83 and Ps.135 per square meter per month, while for buildings we consider to be Class

A/B (having very good location and/or condition) the average price was between Ps.55 and Ps.72 per square meter per month, and for buildings we consider Class B/C (those having good location and/or condition) it was Ps.37 per square meter per month.

With respect to IRSA’s Hotels segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel’s cash flow over its remaining useful life and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. IRSA believes that tourism activities and related industries in Argentina have increased at a lower rate than in past years, by 8% to 12% over the last 12 months, above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency. Seasonal or exceptional issues that adversely impacted on the result of hotel occupancy rates for the last year were not considered in the analyses.

Shopping centers were valued according to the rent value method. IRSA calculated discount rates considering each property’s location, the comparability with other properties in the market, our historic rental income, vacancy rates and cash flow. The average discount rates we used ranged between 14.5% and 16.5%, the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration a permanent vacancy rate of 5%. As in the case of offices, cash flows of results after income taxes and depreciation were considered, analyzing the periods for the remaining useful life of each asset.

IRSA uses the open market method for determining the fair market value of its land reserves and inventories. IRSA estimates the value of each site by taking into consideration the value of the property according to its surface area and location and potential construction, as well as the availability of inventory less cost sales.

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

Debt restructuring

Extension of the APSA’s Convertible Notes’ maturity date

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

We have recognized the minimum presumed income tax provision paid in previous years as a credit as we estimate that it will offset with future years’ income tax.

We believe that the accounting policy relating to the minimum presumed income tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	Effect of U.S. GAAP adjustments on equity investees;

•	Valuation of inventories;

•	Deferred income tax;

•	Elimination of gain on acquisition of non-controlling interest;

•	Available-for-sale securities;

•	Accounting for convertible notes;

•	Effect of U.S. GAAP adjustments on management fee;

•	Reversal of gain recognized for assets held for sale;

•	Accounting for Warrants;

•	Depreciation of fixed assets;

•	Pre-operating and organization expenses;

•	Mortgage payable with no stated interest rate;

•	Accounting for IRSA step acquisition;

•	Securitization accounting;

•	Present-value accounting;

•	Reversal of previously recognized impairment losses;

•	Accounting for real estate barter transactions;

•	Reversal of (loss) gain from valuation of real estate inventories at net realizable value;

•	Appraisal revaluation of fixed assets;

•	Software developed or obtained for internal use

•	Reversal of capitalized foreign exchange differences;

•	Debtor’s accounting for a modification of APSA convertible debt instruments;

•	Revenue recognition – deferred commissions;

•	Revenue recognition – scheduled rent increase;

•	Deferred revenues – insurance & fees;

•	Non-controlling interest;

•	Amortization of fees related to Series II of APSA Non Convertible Notes; and

•	Derecognition of put option;

•	Differences in basis relating to purchase accounting;

•	Accounting for investment in Hersha Hospitality Trust, and

•	Acquisition of non-controlling interest in IRSA.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 30 to our audited consolidated financial statements included else where in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2010, 2009 and 2008 was approximately Ps. 185.4 million, Ps.124.6 million, and Ps. 22.9 million, respectively, compared to approximately Ps. 193.4 million, Ps.116.6 million, and Ps.16.4 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2010 and 2009, was Ps. 1,968.2 million and Ps. 1,812.9 million, respectively, compared to Ps. 1,857.7 million and Ps. 1,535.3 million, respectively, under U.S. GAAP.

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

During the fiscal year ended June 30, 2010, we acquired directly or indirectly 10,667,870 additional shares of IRSA. Our equity interest in IRSA is 57.49% as of June 30, 2010. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods. As a result of the consolidation, for the year ended June 30, 2010 and 2009, we review the consolidated results of operations divided into two main businesses: Agricultural and Real Estate businesses. These businesses are further segmented as described below. Comparative information has not been restated due to this change in consolidation.

During the fiscal year ended June 30, 2010, we continue operations in international markets other than Brazil which we have started during the previous fiscal year, i.e. Bolivia and Paraguay, mainly dedicated to crop activities within the Agricultural Business. Accordingly, the business segment Crops is further divided between Local (Argentina) and International (Bolivia and Paraguay) operations.

Our international operations for the year ended June 30, 2008 were solely concentrated in Brazil through our equity interest of 14.39% in BrasilAgro which were reviewed as part of the Non-Operating segment. Our Brazilian operations are still conducted through our 23.24% equity interest in BrasilAgro for the year ended June 30, 2010.

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

For all the years discussed our principal operations were located in Argentina, our country of domicile. For the year ended June 30, 2008, our international operations were concentrated in Brazil through our equity investment in BrasilAgro. For the year ended June 30, 2010, we continued our business in Brazil while we expanded our international operations to Bolivia and Paraguay.

Our business segments within the agricultural business are as follows:

•	The Crops Segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers;

•	The Beef Cattle Segment consists of the raising and fattening of beef cattle from our own cattle stock and the purchase and fattening of beef cattle for sale to meat processors;

•	The Milk Segment consists of the production of milk for sale to dairy companies;

•	The Feed Lot Segment includes the cattle feeding operation;

•	Others Segment consists of services and leasing of farmlands to third parties and brokerage activities.

•	Sales of Farmlands Segment consists of gains from the sale of farmland to profit from land value appreciation opportunities as part of the land transformation objectives;

•	Non-Operating Segment includes gains or losses from equity investees (excluding gain or loss from Cactus) and depreciation for corporate assets.

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

•

Office and Other Non-Shopping Center Rental Properties: this segment includes the operating results of the lease and service revenues of office space and other Non-Shopping Center Rental Properties from tenants.

•	Shopping Centers: this segment includes the operating results of the shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing: this segment includes the origination of loans and credit card receivables and related securitization programs.

•	Hotels: this segment includes the operating results of hotels principally comprised of room, catering and restaurant revenues.

•

Financial Operations and Others: this segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. This segment also includes the results from related companies associated with the banking business.

For all years presented the principal operations of our Real estate business were located in Argentina, the country of domicile of IRSA. During fiscal year 2009, IRSA acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. For more information about Lipstick Building, see “Recent Developments” and “Significant Changes” In addition, during the fiscal year 2010, IRSA acquired in the aggregate a 10.9% equity interest in Hersha, a real estate investment trust which owns controlling interests in 77 hotels most of which are located on the east coast of the United States. The results of operations of these investments were evaluated as part of the Financial Operations and Others Segment.

We evaluate the performance of our real estate business segments based on gross income from sales – real estate business plus gain from recognition of inventories at net realizable value, gains from operations and holding of real estate assets and gains/losses from retained interests in securitized receivables less selling and administrative expenses. The column titled “Sub-Total Real Estate Business” represents the addition of the segment gains or losses from the Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotels and Financial Operations and Others.

Accounting policies of the reportable segments within the real estate business are the same as those described in the summary of significant accounting policies our Consolidated Financial Statements. Intercompany transactions between segments, if any, are eliminated.

Financial information for each segment follows:

Year ended June 30, 2010

Statement of income data

	Agricultural
	Crops				Beef cattle		Milk		Feed lot		Others		Farm Sales		Non Operating (i)		Subtotal Agricultural business
Description	Local		International
Production income	Ps.	143,772	Ps.	27,076	Ps.	20,830	Ps.	26,043	Ps.	—	Ps	—	Ps	—	Ps	—	Ps .	217,721
Cost of production		(132,301)		(27,423)		(21,850)		(20,383)		—		—		—		—		(201,957)
Production profit		11,471		(347)		(1,020)		5,660		—		—		—		—		15,764
Sales (iii)		164,522		30,129		39,274		24,415		—		50,497		18,557		—		327,394
Cost of sales (iv)		(148,077)		(27,552)		(46,682)		(24,415)		—		(38,102)		(4,825)		—		(289,653)
Sales profit (loss)		16,445		2,577		(7,408)		—		—		12,395		13,732		—		37,741
Gross (Loss) profit		27,916		2,230		(8,428)		5,660		—		12,395		13,732		—		53,505
Selling expenses		(23,127)		(4,481)		(2,550)		(540)		—		(3,355)		—		—		(34,053)
Administrative expenses		(19,440)		(7,203)		(12,329)		(2,229)		—		(1,839)		(1,346)		—		(44,386)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Unrealized (loss) gain on inventories		1,515		(268)		84,349		—		—		(107)		—		—		85,489
Net gain from retained interest in securitized receivables of consumer financing		—		—		—		—		—		—		—		—		—
(loss) Gain on equity investees		—		—		—		—		(21,206)		—		—		(12,205)		(21,206)
Segment (loss) gain		(13,136)		(9,722)		61,042		2,891		(21,206)		7,094		12,386		—		39,549
Operating margin		(4.3%)		(17%)		101.6%		5.7%		—		14%		66.7%		—		11.1%
Depreciation		(5,044)		—		(1,842)		(687)		—		(279)		—		(653)		(8,505)
Balance Sheet Data
Assets	Ps.	381,962	Ps.	442,276	Ps.	265,567	Ps.	51,330	Ps.	2,357	Ps.	19,674	Ps.	3,162	Ps.	162,020	Ps.	1,328,348

	Real estate
	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal real estate business		Total
Description
Production income	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—	Ps.	217,721
Cost of production		—		—		—		—		—		—		—		(201,957)
Production profit		—		—		—		—		—		—		—		15,764
Sales (iii)		225,567		156,592		529,841		159,894		265,346		—		1,337,240		1,664,634
Cost of sales (iv)		(99,893)		(35,705)		(164,265)		(103,191)		(99,470)		—		(502,524)		(792,177)
Sales profit (loss)		125,674		120,887		365,576		56,703		165,876		—		834,716		872,457
Gross (Loss) profit		125,674		120,887		365,576		56,703		165,876		—		834,716		888,221
Selling expenses		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		—		(185,401)		(219,454)
Administrative expenses		(35,079)		(45,679)		(54,335)		(35,074)		(25,125)		—		(195,292)		(239,678)
Gain from recognition of inventories at net realizable value		33,831		—		—		—		—		—		33,831		33,831
Unrealized (loss) gain on inventories		730		361		—		—		—		—		1,091		86,580
Net gain from retained interest in securitized receivables of consumer financing		—		—		—		—		37,470		—		37,470		37,470
(loss) Gain on equity investees		1,907		—		40		5,990		—		152,479		160,416		139,210
Segment (loss) gain		124,675		71,117		274,147		11,110		53,303		152,479		686,831		726,180
Operating margin		54.4%		45.4%		51.7%		3.2%		20.1%		—		39.4%		35.3%
Depreciation		(17,121)		(24,089)		(106,475)		(16,475)		(7,993)		—		(172,080)		(180,585)
Balance Sheet Data
Assets	Ps.	683,040	Ps.	1,104,047	Ps.	1,814,382	Ps.	239,278	Ps.	314,285	Ps.	1,354,508	Ps.	5,509,540	Ps.	6,837,888

(i)	Not included in the segment gain;
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Year ended June 30, 2009:

Statement of income data

	Agricultural Business
	Crops				Beef Cattle		Milk		Feed lot		Others		Sales of Farmlands		Non Operating (i)		Subtotal Agricultural business
	Local		International
Agricultural production income	Ps.	118,582	Ps.	15,597	Ps.	18,120	Ps.	20,213	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		(159,109)		(16,807)		(16,241)		(18,286)		—		—		—		—		(210,443)
Gross (loss) income from agricultural production		(40,527)		(1,210)		1,879		1,927		—		—		—		—		(37,931)
Sales (iii)		147,680		16,783		17,646		19,270		—		36,045		1,959		—		239,383
Cost of sales (iv)		(130,054)		(14,915)		(16,237)		(19,316)		—		(24,210)		(94)		—		(204,826)
Gross income from sales		17,626		1,868		1,409		(46)		—		11,835		1,865		—		34,557
(Loss) Gross profit		(22,901)		658		3,288		1,881		—		11,835		1,865		—		(3,374)
Selling expenses		(18,676)		(2,406)		(1,323)		(328)		—		(2,474)		—		—		(25,207)
Administrative expenses		(16,938)		(3,018)		(9,036)		(1,620)		—		(1,349)		(140)		—		(32,101)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Unrealized (loss) / gain on inventories		(691)		(183)		(860)		—		—		398		—		—		(1,336)
Net (loss) in credit card trust Tarshop		—		—		—		—		—		—		—		—		—
(Loss) gain on equity investees		—		—		—		—		(2,780)		—		—		(38,216)		(2,780)
Segment (loss) gain		(59,206)		(4,949)		(7,931)		(67)		(2,780)		8,410		1,725		—		(64,798)
Operating Margin (ii)		(22.2%)		(15.3%)		(22.2%)		(0.2%)		—		23.3%		88.1%		—		(15.7%)
Depreciation		(3,799)		(105)		(1,408)		(615)		—		(1,066)		—		(835)		(7,828)
Balance Sheet Data
Assets	Ps.	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	22,982	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps.	1,103,031

	Real Estate Business
	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total

Agricultural production income	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		—		—		—		—		—		—		—		(210,443)
Gross (loss) income from agricultural production		—		—		—		—		—		—		—		(37,931)
Sales (iii)		278,107		127,339		305,127		116,672		188,035		—		1,015,280		1,254,663
Cost of sales (iv)		(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)
Gross income from sales		107,578		101,407		218,030		42,432		109,910		—		579,357		613,914
(Loss) Gross profit		107,578		101,407		218,030		42,432		109,910		—		579,357		575,983
Selling expenses		(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		—		(187,275)		(212,482)
Administrative expenses		(16,804)		(26,221)		(32,946)		(26,931)		339		—		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value		9,237		—		—		—		—		—		9,237		9,237
Unrealized (loss) / gain on inventories		(145)		1,073		—		—		—		—		928		(408)
Net (loss) in credit card trust Tarshop		—		—		—		—		(22,263)		—		(22,263)		(22,263)
(Loss) gain on equity investees		1,833		—		30		—		—		88,327		90,190		87,410
Segment (loss) gain		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813
Operating Margin (ii)		36.0%		52.1%		52.8%		3.0%		(27.4%)		—		36.2%		21.2%
Depreciation		(643)		(25,772)		(66,481)		(14,082)		(5,133)		—		(112,111)		(119,939)
Balance Sheet Data
Assets	Ps.	540,358	Ps.	1,036,959	Ps.	1,915,268	Ps.	232,848	Ps.	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056

(i)	Not included in the segment gain.
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Year ended June 30, 2008:

Statement of income data

	Agricultural Business
	Crops		Beef Cattle		Milk		Feed lot		Others		Sales of Farmlands		Non Operating (i)		Total
Production income	Ps.	117,474	Ps.	23,927	Ps.	18,420	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	159,821
Cost of production		(82,151)		(19,316)		(14,283)		—		—		—		—		(115,750)
Gross income from agricultural production		35,323		4,611		4,137		—		—		—		—		44,071
Sales (iii)		86,870		32,432		17,493		—		25,786		23,020		—		185,601
Cost of sales (iv)		(75,949)		(30,038)		(17,630)		—		(17,379)		(3,006)		—		(144,002)
Gross income (loss) from sales		10,921		2,394		(137)		—		8,407		20,014		—		41,599
Gross profit		46,244		7,005		4,000		—		8,407		20,014		—		85,670
Selling expenses		(11,241)		(1,379)		(163)		—		(1,714)		—		—		(14,497)
Administrative expenses		(10,913)		(11,425)		(1,696)		—		(2,070)		—		—		(26,104)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		886		—		886
Unrealized (loss) / gain on inventories		(11,624)		8,535				—		746		—		—		(2,343)
(Loss) gain on equity investees		—		—		—		(474)		—		—		38,891		38,417
Segment gain (loss)		12,466		2,736		2,141		(474)		5,369		20,900		—		43,138
Operating Margin (ii)		6.1%		4.9%		6.0%		—		20.8%		90.8%		—		12.5%
Depreciation		(3,421)		(1,246)		(165)		—		(1,025)		—		(617)		(6,474)
Balance Sheet Data
Assets	Ps.	299,705	Ps.	165,191	Ps.	37,321	Ps.	10,995	Ps.	13,876	Ps.	—	Ps.	1,542,672	Ps.	2,069,760

(i)	Not included in the segment gain.
(ii)	This item aggregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk, others and farmlands disclosed separately in the consolidated statements of income.

Additional Information on the Real Estate Business Segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these segments. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotel. segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 40.6% and 59.4% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Offices and Other Non-Shopping Center Rental Properties segment, respectively.

Allocation of results from recognition of inventories at net realizable value

These results are allocated to the Sales and development segment.

Allocation of results from retained interest in securitized receivables (Consumer financing)

These results are allocated to the Consumer financing segment.

Allocation of results from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results and holding results to business segments

Includes interest income, exchange gain (loss) from assets, other holding results, interest expenses, exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Cresud’s Results of Operations

Effective July 1, 2006, we adopted RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce, which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

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

Real Estate Business

Sales and development of properties: We record revenue from the sale of properties when all of the following criteria are met: (i) the sale has been consummated; (ii) we determine that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) our receivable is not subject to future subordination; and (iv) we have transferred to the buyer the risk and rewards of ownership and do not have a continuing involvement in the property.

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

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days´ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

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

OPERATING RESULTS

Fiscal year ended June 30, 2010 compared to fiscal year ended June 30, 2009

Production income

Production income was Ps. 217.7 million for fiscal year 2010, 26.2% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.36.7 million increase in our Crops segment, a Ps.2.7 million increase in our Beef cattle segment and a Ps.5.8 million increase in our Milk segment.

Crops – Local

Production income from our Crops segment increased 21.2%, from Ps.118.6 million for fiscal year 2009 to Ps.143.8 million for fiscal year 2010, primarily as a result of:

•

a 33.9% increase in total production volumes, from Ps.215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, mainly due to 13.0%, 71.0% and 19.7% increases in production volumes of corn, soybean and sorghum, respectively, partially offset by a decrease of 52.5% in volumes of wheat harvested and of 47.1% of sunflower harvested from year to year; and

•	a 7.4% decrease in average prices of grain production.

The 33.9% increase in the production volume from our Crops segment was primarly due to a 64.5% increase in our average yield, from 2.14 tons per hectare in fiscal year 2009 to 3.52 tons per hectare in fiscal year 2010, mainly due to the mix of grain harvested and favorable weather conditions. Our total sown area for fiscal year 2009 was 100,925 hectares (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.) whereas for fiscal year 2010 it was 82,088 (including 10,816 hectares under concession through our subsidiary Agropecuaria Anta S.A.). As of June 30, 2010, the harvested area was 86.3% of our total sown area, compared to 94.8% as of June 30, 2009.

The following table shows the board prices (1) as of June 30, 2009 and 2010:

	Fiscal year ended June 30,
	2009	2010
	Ps.	Ps.
Wheat	654	632
Sunflower	770	930
Corn	450	480
Soybean	1,010	903

(1)	Rosario Commodities Exchange board prices

Crops – International

Production income from our Crops segment increased 73.6%, from Ps.15.6 million in fiscal year 2009 to Ps.27.0 million in fiscal year 2010, mainly as a result of:

•

a 58.1% increase in global production volume from 21,174 tons in fiscal year 2009 to 33,475 tons in fiscal year 2010, mainly due to a 39.6% increase in volumes of soybean harvested and a 50.4% increase in volumes of corn harvested, as a result of the increase in our surface area under operation, from 9,950 hectares in fiscal year 2009 to 18,872 hectares in fiscal year 2010; and

•	a 9.8% increase in the average price of grain production.

As of June 30, 2010, the harvested area was 96.3% of the total sown area, compared to 100% as of June 30, 2009.

In addition, the increase in production volume of the Crops segment was partially offset by a 16.9% reduction in our average yield, from 2.13 tons per hectare in fiscal year 2009 to 1.77 tons per hectare in fiscal year 2010, mainly due to unfavorable weather conditions.

Beef cattle

Production income for the Beef cattle segment increased 15.0%, from Ps.18.1 million in fiscal year 2009 to Ps.20.8 million in fiscal year 2010, primarily as a result of:

•	a 42.3% increase in the average price of kilogram of cattle produced, from Ps.2.6 in fiscal year 2009 to Ps.3.7 million in fiscal year 2010,

•

a 20.4% decrease in beef production volume, from 7,112 tons during fiscal year 2009 to 5,659 tons in fiscal year 2010. The beef production volume in farms decreased 22.5% in fiscal year 2010 compared to fiscal year 2009, partially offset by a 14.9% higher production of heads finished in the feedlot compared to the previous year; and

•	a 28.7% decrease in births during fiscal year 2010 compared to fiscal year 2009.

The number of hectares dedicated to beef cattle production decreased from 128,859 hectares in fiscal year 2009 to 105,857 in fiscal year 2010. This was mainly due to a smaller number of hectares devoted to cattle production leased from third parties.

Milk

Production income for the Milk segment increased 28.8%, from Ps.20.2 million in fiscal year 2009 to Ps.26.0 million in fiscal year 2010. This increase was mainly due to:

•	a 23.7% increase in average prices of milk, from Ps.0.93 per liter in fiscal year 2009 to Ps.1.15 per liter in fiscal year 2010; and

•

a 3.8% increase in milk production volumes, from 20.9 million liters in fiscal year 2009 to 21.7 million liters in this fiscal year. This increase in production volume was mainly due to (i) a slight increase in the average number of milking cows (from 3,286 in fiscal year 2009 to 3,297 in fiscal year 2010); and (ii) a slight increase of 3.5% in the efficiency level of average daily milk production per cow, from 17.4 liters in fiscal year 2009 to 18.0 liters in fiscal year 2010.

Cost of production

Cost of production decreased 4.0%, from Ps.210.4 million in fiscal year 2009 to Ps.201.9 million in fiscal year 2010. This decrease was mainly due to a 16.2 million decrease in our Crops segment, partially offset by a Ps. 5.6 million increase in our Beef cattle segment and a Ps.2.1 million increase in our Milk segment.

Crops – Local

Cost of production from our Crops segment decreased 16.8%, from Ps.159.1 million in fiscal year 2009 to Ps.132.3 million in fiscal year 2010, primarily as a consequence of:

•	a lower number of hectares exploited in fiscal year 2010 compared to fiscal year 2009; and

•	a significant decrease in direct costs of production during fiscal year 2010 compared to fiscal year 2009, primarily as a result of lower prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton decreased 38.4%, from Ps.740 in fiscal year 2009 to Ps.456 in fiscal year 2010, primarily as a result of lower direct costs of production and higher yields per hectare during fiscal year 2010 compared to fiscal year 2009 that allowed to dilute costs of production.

Crops – International

Cost of production from our Crops segment increased 63.2% from Ps.16.8 million in fiscal year 2009 to Ps.27.4 million in fiscal year 2010, mainly due to:

•	higher production volumes in fiscal year 2010 compared to fiscal year 2009; and

•	a larger number of hectares in operation in fiscal year 2010 compared to fiscal year 2009.

The total cost of production per ton increased 3.2% from Ps.794 in fiscal year 2009 to Ps.819 in fiscal year 2010, primarily as a result of higher direct costs of production compared to the previous fiscal year.

Beef cattle

Cost of production from our Beef cattle segment increased 34.5%, from Ps. 16.2 million in fiscal year 2009 to Ps. 21.8 million in fiscal year 2010. The higher cost of production from our Beef cattle segment during fiscal year 2010 is mainly attributable to:

•	higher feeding costs due to the increase in the number of heads fattened in feedlot and the increased prices of supplies.

The direct cost per kilogram produced increased 84.3%, from Ps. 0.89 in fiscal year 2009 to Ps. 1.64 in fiscal year 2010.

Milk

Cost of production for the Milk segment increased 11.5%, from Ps.18.3 million in fiscal year 2009 to Ps.20.4 million in fiscal year 2010. This increase was mainly due to:

•	a 3.8% increase in milk production volume in fiscal year 2010 compared to the previous fiscal year; and

•	the impact of higher indirect costs. As a result of the above, cost of production per liter of milk increased from Ps.0.89 in fiscal year 2009 to Ps.0.94 in fiscal year 2010.

Sales

Total sales increased 32.7%, from Ps.1,254.7 million in fiscal year 2009 to Ps.1,664.6 million in fiscal year 2010. This was primarily due to a 36.8% increase in the agricultural business, from Ps.239.4 million in fiscal year 2009 to Ps.327.4 million in fiscal year 2010 and a 31.7% increase in the real estate business, from Ps.1,015.3 million in fiscal year 2009 to Ps.1,337.2 million in fiscal year 2010.

Agricultural business

Sales increased 36.8% from Ps.239.4 million in fiscal year 2009 to Ps.327.4 million in fiscal year 2010, primarily as a result of a Ps.30.2 million increase in the Crops segment, a Ps.21.6 million increase in the Beef cattle segment, a Ps.5.1 million increase in the Milk segment, a Ps.14.4 million increase in the Other segment, and a Ps.16.6 million increase in our Sales of farms segment.

Crops – Local

Sales from our Crops segment increased 11.4%, from Ps.147.7 million in fiscal year 2009 to Ps.164.5 million in fiscal year 2010, primarily as a consequence of:

•

a 16.5% increase in average prices of grains sold, from Ps.607 per ton in fiscal year 2009 to Ps.707 per ton in fiscal year 2010, partially offset by a slight reduction of 6,406 tons in crops sold in fiscal year 2010 compared to the previous fiscal year; and

•

a 33.9% increase in production volume, from 215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, partially offset by a slight reduction of 6,406 tons in crops sold in fiscal year 2010 compared to the previous fiscal year.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2008	2009	Variation
Inventories at the beginning of the fiscal year	112,174	77,449	(34,725)
Purchases	8,316	22,845	14,529
Production	222,181	253,051	30,870
Sales	(244,853)	(238,447)	6,406
Transfer of unharvested crops to expenses	(20,369)	(24,599)	(4,230)

Inventories at the end of the fiscal year	77,449	90,299	12,850

(1)	Includes silage stocks.

Crops – International

Sales from our Crops segment increased 79.5% from Ps.16.8 million in fiscal year 2009 to Ps.30.1 million in fiscal year 2010, mainly as a result of:

•

a 91.1% increase in sales volume, from 18,661 tons in fiscal year 2009 to 35,658 tons in fiscal year 2010, mainly due to a higher production volume of crops in this fiscal year and a larger initial inventory of crops due to the start of production activities during fiscal year 2009;

•	partially offset by a 6.3% reduction in the average price per ton sold, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2009	2010	Variation
Inventories at the beginning of the fiscal year	—	2,513	2,513
Purchases	—	—	—
Production	21,174	33,475	12,301
Sales	(18,661)	(35,658)	(16,997)
Transfer of unharvested crops to expenses	—	(326)	(326)

Inventories at the end of the fiscal year	2,513	4	(2,509)

Beef cattle

Sales from our Beef cattle segment increased 122.6%, from Ps.17.6 million in fiscal year 2009 to Ps.39.3 million in fiscal year 2010, primarily as a result of:

•	a 40.2% increase in beef sales volume, from 6,348 tons in fiscal year 2009 to 8,898 tons in fiscal year 2010; and

•	a 58.6% increase in the average price per kilogram sold, from Ps.2.78 in fiscal year 2009 to Ps.4.41 in fiscal year 2010.

The average cattle stock decreased from 95,437 heads in fiscal year 2009 to 79,488 heads in fiscal year 2010, primarily as a result of the higher volume of sales described above and a reduction of our herd in the “Los Pozos” farm.

Milk

Sales from our Milk segment increased 22.4%, from Ps.19.3 million in fiscal year 2009 to Ps. 24.4 million in fiscal year 2010, primarily as a result of:

•	a 23.7% increase in average prices of milk, from Ps. 0.93 per liter in fiscal year 2009 to Ps. 1.15 per liter in fiscal year 2010; and

•	a 3.8% increase in production volume mainly due to a higher number of dairy cows being milked and a 3.5% increase in the efficiency level of production.

Sales of farms

Sales from our Sales of farms segment increased 847.3% from Ps.2.0 million in fiscal year 2009 to Ps.18.6 million in fiscal year 2010, mainly as a consequence of:

Fiscal year 2010

•

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of Ps.18.6 million (US$ 4.8 million), which was paid in full.

Fiscal year 2009

•

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps.1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The result of this transaction was recognized in fiscal year 2008 in accordance with Technical Resolution No. 17; and

•

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of Ps.2.0 million (US$ 0.5 million),that was collected in full.

Other

Sales from our Other segment increased 40.1%, from Ps.36.0 million in fiscal year 2009 to Ps.50.5 million in fiscal year 2010, mainly due to:

•	a Ps13.1 million increase in commodity brokerage services; and

•	a Ps.1.4 million increase for services to third parties, resale of raw materials, and others.

Real estate business

Sales from our Real estate business increased 31.7% from Ps.1,015.3 million to Ps.1,337.2 million in fiscal year 2010. This was caused mainly by a Ps.374.5 million increase in the Offices and other, Shopping centers, Hotels, and Consumer financing segments, partially offset by a Ps.52.5 million reduction in the Sales and developments segment.

Cost of sales

Total cost of sales increased 23.6% from Ps.640.8 million for fiscal year 2009 to Ps.792.2 million in fiscal year 2010. This was mainly due to a 41.4% increase in the agricultural business, from Ps.204.8 million in fiscal year 2009 to Ps.289.7 million in fiscal year 2010 and a 15.3% increase in the real estate business from Ps.435.9 million in fiscal year 2009 to Ps.502.5 million in fiscal year 2010.

Agricultural business

Cost of sales for fiscal year 2010 increased 41.4% from Ps.204.8 million in fiscal year 2009 to Ps.289.7 million in fiscal year 2010, primarily as a result of a Ps.30.7 million increase in the Crops segment, a Ps.30.4 million increase in the Beef cattle segment, a Ps.5.1 million increase in the Milk segment, a Ps.13.9 million increase in the Other segment, and a Ps.4.7 million increase in the Sales of farms segment.

The cost of sales as a percentage of sales was 85.6% in fiscal year 2009 and 88.5% in fiscal year 2010.

Crops – Local

Cost of sales from our Crops segment increased 13.9%, from Ps. 130.1 million in fiscal year 2009 to Ps.148.1 million in fiscal year 2010, primarily as a result of:

•	a 16.5% increase in the average market price of grains in fiscal year 2010;

•	partially offset by a 2.6% reduction in the volume of tons sold compared to the previous fiscal year.

The average cost per ton sold increased 16.9%, from Ps.531 in fiscal year 2009 to Ps.621 in fiscal year 2010, mainly as a result of the higher average market prices of grains.

Crops – International

Cost of sales from our Crops segment increased 84.7% from Ps.14.9 million in fiscal year 2009 to ps.27.6 million in fiscal year 2010, mainly as a result of:

•	a 91.1% increase in the volume of sales of crops in fiscal year 2010 compared to the previous fiscal year;

•	partially offset by a 6.3% reduction in the average price per ton of crops, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

The average cost per ton decreased 3.3%, from Ps.799 in fiscal year 2009 to Ps.773 in fiscal year 2010.

Beef cattle

Cost of sales from our Beef cattle segment increased 187.5%, from Ps.16.2 million in fiscal year 2009 to Ps.46.7 million in fiscal year 2010, primarily as a result of:

•	a 40.2% increase in the beef sales volume in fiscal year 2010 compared to fiscal year 2009;

•	a 58.6% increase in the average price per kilogram, from Ps.2.78 in fiscal year 2009 to Ps.4.41 fiscal year 2010; and

•	a reduction in our cattle herd in the “Los Pozos” farm.

Milk

Cost of sales from our Milk segment increased 26.4%, from Ps.19.3 million in fiscal year 2009 to Ps.24.4 million in fiscal year 2010, primarily as a result of:

•	a 23.7% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 3.0% increase in the sale volume of milk.

Sales of farms

Cost of sales from our Sales of farms segment increased significantly, from Ps.0.1 million in fiscal year 2009 to Ps.4.8 million in fiscal year 2010, mainly as a consequence of:

Fiscal year 2010

•	the cost of sales of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million.

Fiscal year 2009

•	the cost of sales of 1,829 hectares of our El Recreo farm was Ps.0.2 million; and

•	the cost of sales of 1,658 hectares of our Los Pozos farm was Ps.0.1 million.

Other

Cost of sales from our Other segment increased 57.4%, from Ps.24.2 million in fiscal year 2009 to Ps.38.1 million in fiscal year 2010, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Real estate business

Cost of sales from our Real estate business increased 15.3%, from Ps.435.9 million in fiscal year 2009 to Ps.502.5 million in fiscal year 2010. This was mainly due to a Ps.137.2 million increase in the Offices and other, Shopping Centers, Hotels and Consumer financing segments, partially offset by a Ps.70.6 million reduction in the Sales and developments segment.

Gross profit

As a result of the above mentioned factors, gross profit increased 54.2%, from Ps.576.0 million in fiscal year 2009 to Ps.888.2 million in fiscal year 2010. This was mainly due to a significant increase in our agricultural business, from a Ps.3.4 million loss in fiscal year 2009 to a Ps.53.5 million profit in fiscal year 2010 and a 44.1% increase in the real estate business, from a Ps.579.4 million profit in fiscal year 2009 to a Ps.834.7 million profit in fiscal year 2010.

Agricultural business

As a result of the above mentioned factors, gross profit increased significantly, from Ps.3.4 million loss in fiscal year 2009 to Ps.53.5 million profit in fiscal year 2010. Our gross margin, calculated as our gross profit divided by our production income, was 2.0% negative for fiscal year 2009 and 24.6% positive for fiscal year 2010.

Crops – Local

Gross profit from our Crops segment increased 221.9%, from a Ps.22.9 million loss in fiscal year 2009 to a Ps.27.9 million profit in this fiscal year.

Crops – International

Gross profit from our Crops segment increased 238.9%, from Ps.0.7 million in fiscal year 2009 to Ps.2.2 million during the current fiscal year.

Beef cattle

Gross profit from our Beef cattle segment decreased 356.3%, from a Ps.3.3 million profit in fiscal year 2009 to Ps.8.4 million loss in fiscal year 2010.

Milk

Gross profit from our Milk segment increased 200.9%, from Ps.1.9 million in fiscal year 2009 to Ps.5.7 million in fiscal year 2010.

Sales of farms

Gross profit from our Sales of farms segment increased 636.3% from Ps.1.9 million in fiscal year 2009 to Ps.13.7 million in fiscal year 2010.

Other

Gross profit from our Other segment increased 4.7%, from Ps.11.8 million in fiscal year 2009 to Ps.12.4 million in fiscal year 2010.

Real estate business

Gross profit from our real estate business increased 44.1% from Ps.579.4 million in fiscal year 2009 to Ps.834.7 million in fiscal year 2010. This was mainly due to a Ps.147.5 million increase in the Shopping centers segment and a Ps.107.8 million increase in the Sales and developments, Offices and other, Hotels and Consumer financing segments.

Selling expenses

Total selling expenses increased 3.3% from Ps.212.5 million in fiscal year 2009 to Ps.219.4 million for fiscal year 2010. Selling expenses for fiscal years 2009 and 2010 include Ps.187.3 million and Ps.185.4 million from the real estate business, respectively.

Agricultural business

Selling expenses of our agricultural business increased 35.1% from Ps.25.2 million in fiscal year 2009 to Ps.34.0 million in fiscal year 2010. Selling expenses of our Crops, Beef cattle and Other segments represented 81.1%, 7.5% and 9.9%, respectively, from the total selling expenses as of June 30, 2010.

Crops – Local

Selling expenses of our Crops segment as a percentage of sales increased from 12.6% in fiscal year 2009 to 14.1% in fiscal year 2010, as a result of the increase in average sales prices of commodities in fiscal year 2010. Selling expenses per ton of grain sold increased 27.6%, from Ps.76 per ton in fiscal year 2009 to Ps.97 per ton in fiscal year 2010, primarily as a result of higher cost of freight, conditioning and storage.

Crops – International

Selling expenses of our Crops segment as a percentage of sales increased, from 14.3% during fiscal year 2009 to 14.9% in fiscal year 2010. Selling expenses per ton of grain sold decreased 2.3%, from Ps.129 per ton during fiscal year 2009 to Ps.126 per ton in fiscal year 2010.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales decreased, from 7.5% in fiscal year 2009 to 6.5% in fiscal year 2010.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales decreased slightly from 6.9% in fiscal year 2009 to 6.6% in fiscal year 2010.

Real estate business

Selling expenses from the real estate business decreased 1.0%, from Ps.187.3 million in fiscal year 2009 to Ps.185.4 million in fiscal year 2010. This was mainly due to a Ps.20.1 million reduction in the Offices and other and Consumer financing segments, partially offset by a Ps.18.2 million increase in the Sales and developments, Shopping centers and Hotels segments.

Administrative expenses

Total administrative expenses increased 78.0%, from Ps.134.7 million in fiscal year 2009 to Ps.239.7 million in fiscal year 2010. Fiscal years 2009 and 2010 include Ps.102.6 million and Ps.195.3 million, respectively, from the Real estate business.

Agricultural business

Administrative expenses from our Agricultural business increased 38.3% from Ps.32.1 million in fiscal year 2009 to Ps.44.4 million in fiscal year 2010.

Crops – Local

Administrative expenses increased 14.8%, from Ps.16.9 million in fiscal year 2009 to Ps.19.4 million in fiscal year 2010, mainly due to the increase in Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses resulting from higher rental expenses of our main offices and higher Bank commissions and expenses.

Crops – International

Administrative expenses increased 138.7%, from Ps.3.0 million in fiscal year 2009 to Ps.7.2 million in fiscal year 2010, mainly due to the addition of our international businesses in Bolivia and Paraguay during this fiscal year.

Beef cattle

Administrative expenses increased 36.4% from Ps.9.0 million in fiscal year 2009 to Ps.12.3 million in fiscal year 2010, mainly as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses due to higher rental expenses of our main offices and higher Bank commissions and expenses.

Milk

Administrative expenses increased 37.6% from Ps. 1.6 million in fiscal year 2009 to Ps.2.2 million in fiscal year 2010, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses due to higher rental expenses of our main offices and higher Bank commissions and expenses.

Sales of farms

Administrative expenses increased significantly, from Ps.0.1 million in fiscal year 2009 to Ps.1.3 million in fiscal year 2010, mainly as a result of an increase in the share of this segment.

Other

Administrative expenses increased 36.3% from Ps.1.3 million in fiscal year 2009 to Ps.1.8 million in fiscal year 2010, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses due to higher rental expenses of our main offices and higher Bank commissions and expenses.

Real estate business

Administrative expenses from our real estate business increased 90.4%, from Ps.102.6 million in fiscal year 2009 to Ps.195.3 million in fiscal year 2010. This resulted mainly from a Ps.92.7 million increase in the Sales and developments, Offices and other, Shopping centers, Hotels and Consumer financing segments.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased 266.3% from a Ps.9.2 million gain during fiscal year 2009 to a Ps.33.8 million gain in fiscal year 2010, derived from our real estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding increased significantly, from a Ps.0.4 million loss in fiscal year 2009 to a Ps.86.6 million gain in fiscal year 2010. Fiscal years 2009 and 2010 include a Ps.0.9 million and Ps.1.1 million gain as a result of our real estate business, respectively.

Agricultural business

Crops – Local

Our gain (loss) from inventory holding increased significantly, from a Ps.0.7 million loss in fiscal year 2009 to a Ps.1.5 million gain in fiscal year 2010, mainly as a result of a higher gain from inventory holding in grains and supplies, due to an increase in market prices, partially offset by a loss from transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International

Our gain (loss) from inventory holding decreased 46.4%, from a Ps.0.2 million loss in fiscal year 2009 to a Ps.0.3 million loss in fiscal year 2010, mainly as a result of a loss in inventory holding in grains and supplies, due to a decrease in market prices.

Beef cattle

Our gain (loss) from inventory holding increased significantly, from a Ps.0.9 million loss in fiscal year 2009 to a Ps.84.3 million gain in fiscal year 2010, primarily as a result of an increase in average market prices and changes of cattle category in the current fiscal year.

The increase in prices is due to a significant decrease in beef cattle offer. This was originated as a result of the severe drought that took place in Argentina during 2008, which affected the corporal condition of the breeding cows and caused a lower ratio of pregnancies and an increase in sales of cattle, mainly of female, to slaughter during last years. Due to the imbalance between offer and demand, there was an increase in prices in all the beef categories.

Other

Our gain (loss) from inventory holding decreased 126.9% from a Ps.0.4 million gain in fiscal year 2009 to a Ps.0.1 million loss in fiscal year 2010, mostly due to a decrease in average prices of minor products.

Real estate business

Our gain (loss) from inventory holding of our real estate business increased 17.6%, from a Ps.0.9 million gain in fiscal year 2009 to a Ps.1.1 million gain in fiscal year 2010. This was mainly due to a Ps.0.9 million increase in the Sales and developments segment, offset by a Ps.0.7 million reduction in the Offices and other segment compared to the previous fiscal year.

Gain (loss) from investment in Tarjeta Shopping’s trusts

Our gain (loss) from inventory holding of our investment in Tarjeta Shopping trusts increased 268.3%, from a Ps.22.3 million loss in fiscal year 2009 to a Ps.37.5 million gain in fiscal year 2010, on account of the following factors: (i) the valuation of the Participation Certificates in various series of Consumer Financing Financial Trusts, (ii) the comparison of these valuations against their recoverable values (fair values) and (iii) the gains/losses on the placement of the notes (at the time of the Public Offering) associated to the various series of Consumer Financing financial trusts.”

Operating income (loss)

As a result of the above-mentioned factors, operating income (loss) increased 172.5%, from a Ps.215.4 million gain in fiscal year 2009 to a Ps.587.0 million gain in fiscal year 2010.

Agricultural business

Operating income (loss) from the agricultural business increased 197.6% from a Ps.62.0 million loss in fiscal year 2009 to a Ps.60.6 million gain in fiscal year 2010.

Crops – Local

Operating income (loss) from this segment increased 77.8% from a Ps.59.2 million loss in fiscal year 2009 to a Ps.13.1 million loss in fiscal year 2010.

Crops – International

Operating income (loss) from this segment decreased 96.4%, from a Ps.4.9 million loss in fiscal year 2009 to a Ps.9.7 million loss in fiscal year 2010.

Beef cattle

Operating income (loss) from this segment increased significantly, from a Ps.7.9 million loss in fiscal year 2009 to a Ps.61.0 million gain in fiscal year 2010.

Milk

Operating income (loss) from this segment increased significantly, from a Ps.0.1 million loss in fiscal year 2009 to a Ps.2.9 million gain in fiscal year 2010.

Sales of farms

Operating income (loss) from this segment increased, from a Ps.1.7 million gain in fiscal year 2009 to a Ps.12.4 million gain in fiscal year 2010.

Other

Operating income (loss) from this segment decreased 15.6% from a Ps.8.4 million gain in fiscal year 2009 to a Ps.7.1 million gain in fiscal year 2010.

Real estate business

Operating income (loss) from our real estate business increased 89.8%, from a Ps.277.4 million gain in fiscal year 2009 to a Ps.526.4 million gain in fiscal year 2010. This was mainly due to a Ps.218.0 million increase in the Shopping centers and Consumer financing segments and a Ps.31.0 million increase in the Sales and developments, Offices and other and Hotels segments.

Amortization of goodwill

The amortization of goodwill increased 35.2%, from a Ps.32.3 million gain during fiscal year 2009 to a Ps.43.7 million gain in fiscal year 2010. This was mainly due to a Ps.8.3 million increase in the amortization of negative goodwill from the acquisition of our equity interest in IRSA and a Ps.3.0 million increase from our share in BrasilAgro.

Net financial results

We had a net financial income of Ps.44.7 million in fiscal year 2009 and a Ps.201.3 million loss in fiscal year 2010. This was primarily due to:

•	non-recurrent income of Ps.176.6 million in fiscal year 2009 generated by the repurchase of Notes issued by our subsidiaries IRSA and Alto Palermo S.A.;

•	a higher loss of Ps.29.2 million in net financial interest recorded in fiscal year 2010;

•	a lower gain of Ps.26.7 million generated by the results from hedging transactions in fiscal year 2010;

•	a lower gain of Ps.44.9 million generated by the results from financial and other transactions in fiscal year 2010;

•	a lower gain of Ps.4.0 million generated by translation differences in fiscal year 2010; and

•	a lower loss Ps.35.3 million generated by net exchange differences in fiscal year 2010.

Our net financial loss in fiscal year 2010 is mainly due to (i) a Ps.158.5 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) a Ps.45.6 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) a Ps.4.9 million loss derived from holding results from the placement of funds and other financial transactions.

The above-mentioned losses were partially offset by (i) a Ps.5.4 million gain mostly generated by foreign exchange futures – NDF, and (ii) a Ps.2.3 million gain generated by translation differences during fiscal year 2010 from the consolidation with our subsidiary established in the Republic of Uruguay. It should be pointed out that the average exchange rate increased 3.6%, from $/US$ 3.777 at the end of fiscal year 2009 to $/US$ 3.911 at the end of fiscal year 2010.

Gain (loss) on equity investees

Gain on our equity investees increased 158.4%, from Ps.49.2 million in fiscal year 2009 to Ps.127.1 million in fiscal year 2010. This was primarily due to:

•

an increase of Ps.36.5 million in fiscal year 2010 with respect to our investment in IRSA. The result from our investment in IRSA in fiscal year 2010 includes a Ps.6.2 million loss due to the amortization of higher values generated by the business combination. The 42.7 million loss for fiscal year 2009 includes a Ps.33.6 million loss from our investment in IRSA and a Ps.9.1 million loss from the amortization of higher values generated by the business combination;

•	an increase of Ps.70.2 million in fiscal year 2010 due to income from related companies in our real estate business;

•

a decrease of Ps.11.3 million in fiscal year 2010 with respect to our equity interest in BrasilAgro. The result from our investment in BrasilAgro was a Ps.1.8 million gain for fiscal year 2009, compared to a Ps.9.5 million loss for fiscal year 2010;

•

a decrease of Ps.18.5 million in fiscal year 2010 with respect to our equity interest in Cactus The result from our investment in Cactus was a Ps.2.6 million loss for fiscal year 2009, compared to a Ps.21.1 million loss for fiscal year 2010; and

•

an increase of Ps.1.1 million in fiscal year 2010 mainly as a result of our equity interest in AgroUranga S.A. The result from our investment in such company was a Ps.2.9 million gain in fiscal year 2009, compared to a Ps.3.7 million gain in fiscal year 2010.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.16.5 million and Ps.19.7 million in fiscal years 2009 and 2010, respectively. These results were mainly due to the negative impact from the tax on personal assets payable by us on behalf of our shareholders as required under Argentine law and to the impact from donations.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.13.6 million in fiscal year 2009 and Ps.20.6 million in fiscal year 2010.

Income tax

Our income tax expense was Ps.92.7 million in fiscal year 2009 and Ps.145.9 million in fiscal year 2010. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agricultural business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.94.2 million loss for fiscal year 2009 and a Ps.184.8 million loss in fiscal year 2010.

Net income

Due to the above-mentioned issues, our net income increased 48.8%, from Ps.124.6 million for fiscal year 2009 to Ps.185.4 million in fiscal year 2010.

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

Crops – Local

Production income from our Crops segment increased 0.9%, from Ps.117.5 million for fiscal year 2008 to Ps.118.6 million for fiscal year 2009, primarily as a result of:

•

a 8.9% increase in total production volumes, from 198,146 tons in fiscal year 2008 to 215,857 tons in fiscal year 2009, mainly due to an increase in volumes of corn (9.9%), soybean (5.2%) and sunflower (40.4%) harvested, partially offset by a decrease of 1.0% in volumes of wheat harvested from year to year; and

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

Beef cattle

Production income for the Beef cattle segment decreased 24.3%, from Ps.23.9 million for fiscal year 2008 to Ps.18.1 million in fiscal year 2009, primarily as a result of:

•	a 6.4% decrease in the average price of kilogram of cattle produced, from Ps.2.7 during fiscal year 2008 to Ps. 2.6 in fiscal year 2009;

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

Crops – International

Cost of production from our Crops segment was Ps. 16.8 million in fiscal year 2009. The total cost of production per ton was Ps.794, higher than expected mostly as a result of an increased use of supplies for production and higher costs of soil preparation and improvement, due to the commencement of operations.

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

Crops – International

Selling expenses of our Crops segment as a percentage of sales were 14.3% during fiscal year 2009. Selling expenses per ton of grain sold amounted to Ps.129 per ton in fiscal year 2009.

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

Farmlands

This item includes administrative expenses from our Sales of farmlands segment for Ps. 0.1 million in fiscal year 2009.

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

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased from a Ps. 2.3 million loss in fiscal year 2008 to a Ps.0.4 million loss in fiscal year 2009. Fiscal year 2009 includes a Ps.0.9 million gain as a result of the consolidation with IRSA through the Real estate business.

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

Gain (loss) from investment in Tarjeta Shopping's trusts

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

Gain (loss) on equity investees

Gain on our equity investees increased 28.1%, from Ps.38.4 million in fiscal year 2008 to Ps.49.2 million in fiscal year 2009 (including a Ps.90.2 million gain from our consolidation with IRSA through the Real Estate Business). This was primarily due to:

•

a decrease of Ps.74.3 million in fiscal year 2009 with respect to our investment in IRSA. The result from our investment in IRSA was a Ps.42.8 million loss during the first quarter of fiscal year 2009 (including the amortization of higher values generated by the business combination). As from October 1, 2008, the company acquired the controlling interest of IRSA and, accordingly, since that date our financial statements are presented in consolidated form with IRSA’s. The result from our investment in fiscal 2008 was a Ps.31.5 million gain (including the amortization of higher values generated by the business combination and the amortization of goodwill);

•

a decrease of Ps.1.2 million in fiscal year 2009 with respect to our equity interest in BrasilAgro. The result from our investment in BrasilAgro was a Ps.3.1 million gain for fiscal year 2008, compared to a Ps.1.8 million gain for fiscal year 2009;

•

a decrease of Ps.3.8 million in fiscal year 2009 with respect to our equity interest in Agro-Uranga S.A. and Cactus. The result from our investment in these companies was a Ps.3.9 million gain for fiscal year 2008, compared to a Ps.0.1 million gain for fiscal year 2009.

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

Minority interest

Our minority interest was a Ps.0.3 million loss for fiscal year 2008 and a Ps.94.2 million loss for fiscal year 2009. Our minority interest during the current fiscal year includes a Ps. 5.9 million gain from our consolidation with IRSA through the Real estate business.

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

Cash Flows

The table below shows, for the periods indicated, our cash flows:

	For the fiscal year ended June 30,
	2010	2009(*)	2008(*)
	(in millions of Pesos)
Net cash provided by (used in) operating activities	167.6	248.4	(39.1)
Net cash used in investing activities	(523.4)	(316.1)	(443.8)
Net cash provided by (used in) financing activities	319.8	(241.7)	917.8

Net (decrease) increase in cash and cash equivalents	(36.0)	(309.4)	434.9

(*)	See change in accounting policy related to statement of cash flows for the years ended June 30, 2009 and 2008 in Note 2.J to our audited consolidated financial statements included elsewhere in this Annual report.

As of June 30, 2010, we had cash and cash equivalents for Ps. 175.7 million, a decrease compared to Ps. 211.7 million as of June 30, 2009. The decrease was primarily due to the increase in ownership interests in Hersha and other related companies and other non current investments for Ps. 311.3 million, the acquisition and improvement of fixed assets for Ps.199.7 million and the payment of dividends for Ps. 97.3 million, partially offset by cash inflows from operating activities for Ps. 167.6 million, the issuance of negotiable obligations for Ps. 129.2 million and the increase in the short and long term debt for Ps. 376.1 million.

As of June 30, 2009, we had cash and cash equivalents of Ps.211.7 million, a decrease from Ps.521.1 million as of June 30, 2008. The decrease was primarily due to the acquisition and improvement of fixed assets of Ps.308.3 million, a reduction of short and long tem debt of Ps.8.5 million, an increase in our interest in related companies of Ps.150.4 million, the repurchase of treasury stock for Ps.73.2 million, repurchase of non-convertible notes for Ps.140.5 and payment of dividends of Ps.43.1 million, partially offset by cash inflows for operating activities of Ps.248.4 million and for the consolidation with IRSA for Ps.171.5 million.

Net Cash Provided by (Used in) Operating Activities

Fiscal Year ended June 30, 2010 and 2009

Net cash provided by operations decreased from a net cash inflow of Ps.248.4 million in the fiscal year ended on June 30, 2009 to Ps. 167.6 million in the fiscal year ended on June 30, 2010. The decrease in net cash provided by operating activities was primarily due to the Ps.147.3 million decrease in social security contributions payable, taxes payable and customer advances, a Ps. 129.9 million increase in inventories, a Ps. 26.0 million reduction in trade payables, a Ps. 20.4 million increase in receivables from sales, leases and services in the fiscal year ended on June 30, 2010 compared to the fiscal year ended on June 30, 2009; that was partially offset by an increase in operating gains for Ps. 82.7 million, a Ps.110.4 million decrease in other receivables, a decrease of Ps. 10.2 million in intangible assets and an increase in other debts and interest accrued for Ps. 39.4 million. Our operating activities resulted in net cash inflows of Ps.167.6 million for the fiscal year ended on June 30, 2010, mainly due to operating gains of Ps. 466.5 million, partially offset by an increase in receivables from sales, leases and services, other receivables and inventories and a decrease in social security contributions, taxes payable, customer advances and trade accounts payable for Ps. 298.9 million.

Fiscal Year ended June 30, 2009 and 2008

Net cash provided by operations increased from a net cash outflow of Ps. 39.1 million in the fiscal year ended June 30, 2008 to a net cash inflow of Ps. 248.4 million in the fiscal year ended June 30, 2009. The increase in net cash provided by operating activities was primarily due to the increase in operating gains of Ps.383.8 million, an increase in trade accounts payable of Ps. 36.0 million, an increase of Ps.47.8 million in social security payable and a decrease in inventories of Ps. 164.1 million, that were partially offset by a decrease in trade accounts receivable of Ps. 131.3 million, a decrease of Ps. 137.7 million in other receivables, and increase in intangible assets of Ps. 12.6 million and a decrease of Ps. 32.5 million in other debts. Our operating activities resulted in net cash inflows of Ps. 248.4 million for the fiscal year ended June 30, 2009, mainly due to operating gains of Ps. 383.8 million, a decrease in inventories and an increase in trade accounts payable and social security payable and taxes payable of Ps. 197.8 million, that was partially offset by a decrease in trade accounts receivable, other receivables and other debts and an increase in intangible assets of Ps. 333.2 million.

Net Cash Used in Investing Activities

Fiscal Year ended June 30, 2010 and 2009

Net cash used in investing activities increased from Ps. 316.1 million for the fiscal year ended on June 30, 2009 to Ps. 523.4 million in the fiscal year ended on June 30, 2010. Our investing activities resulted in net cash outflows for Ps. 523.4 million in the fiscal year ended on June 30, 2010 mainly due to the increase in ownership interests in controlled companies, other non-current investments and the acquisition of Hersha for Ps. 311.3 million, the acquisition and upgrading of fixed assets for Ps. 199.7 million, down payments on the acquisition of shares for Ps.23.7 million and payments for the acquisition of related companies for Ps. 8.3 million, partially offset by cash inflows related to the down payment on the sale of Tarshop shares for Ps. 20.0 million, dividends collected for Ps. 6.5 million and other fixed assets for Ps. 16.3 million.

Fiscal Year ended June 30, 2009 and 2008

Net cash used in investing activities decreased from a net cash outflow of Ps. 443.8 million in the fiscal year ended June 30, 2008 to a net cash outflow of Ps. 316.1 million in the fiscal year ended June 30, 2009. It was mainly due to the acquisition and upgrading of fixed assets and land reserves for Ps.317.2 million, and increase in interests in related companies of Ps. 212.9 million and loans granted of Ps. 9.8 million, which were partially offset by the cash inflow arising from the consolidation of IRSA of Ps. 171.5 million, a decreased in investments for Ps. 47.9 trillion, dividends collected for Ps. 3.2 millions and the sale and collection of receivables from the sale of fixed assets for Ps.1.2 million.

Net Cash (Used in) Provided by Financing Activities

Fiscal Year ended June 30, 2010 and 2009

Net cash used from financing activities amounted to Ps.241.7 million in the fiscal year ended June 30, 2009 compared to net cash provided of Ps. 319.8 million in the fiscal year ended June 30, 2010 mainly due to a Ps. 362.3 million increase in financial loans, inflow of cash arising from the issuance of Negotiable Obligations for Ps. 129.2 million and a decrease in the cash outflows for repurchasing Negotiable Obligations for Ps. 128.5 million. Our financing activities resulted in net cash inflows of Ps. 319.8 million mainly due to the proceeds of financial loans for Ps. 697.6 million, cash inflows associated with the issuance of Negotiable Obligations for Ps. 129.2 million and minority shareholders’ contributions for Ps. 46.2 million, partially offset by the repayment of financial loans for Ps. 321.5 million, the payment of dividends for Ps. 97.3 million, cash outflows for repurchasing Negotiable Obligations for Ps. 12.0 million, payment of seller financing for Ps. 93.6 million and the acquisition of a minority ownership interest of Ps.27.0 million.

Fiscal Year ended June 30, 2009 and 2008

Net cash received from financing activities amounted to Ps.917.8 million in the fiscal year ended June 30, 2008 compared to a use of Ps.241.7 million in the fiscal year ended June 30, 2009 primarily due to a decrease of Ps.881.1 million, arising from our issuance of common shares of the previous fiscal year, outflows due to the repurchase of non-convertible notes of Ps.140.5 million, the repurchase of treasury shares of Ps.73.2, a decrease in financial loans of Ps.42.0 million, and increase in dividend payments of Ps.34.8 million and a Ps.15.1 million decrease in the exercise of warrants, partially offset by an increase of Ps.34.7 million due to minority shareholders’ contributions. Our financing activities resulted in net cash outflows of Ps.241.7 million primarily due to the repurchase of non-convertible notes of Ps.140.5 million, the repurchase of treasury stock of Ps.73.2, payment of seller financing for Ps. 22.3 million, dividend payments of Ps.43.1 million, partially offset by minority shareholders’ contributions for Ps.34.7 million and a net increase in financial loans of Ps. 13.8 million.

We believe our working capital (calculated by substracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales. For more information about liquidity please see “Risk Factors”.

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

Credit Suisse Loan Agreement

On May 2, 2006, we entered into a US$8.0 million loan agreement with Credit Suisse. The maturity of this loan agreement was November 2, 2008 and the applicable interest rate was 3-month LIBOR plus 375 basis points. The Credit Suisse loan agreement was initially secured by a swap transaction under ISDA 2000 Definitions with IRSA’s convertible notes for a total amount of US$ 10.0 million, which were subsequently replaced with 1,834,860 GDRs of IRSA, plus a U.S. dollar denominated amount that fluctuates in accordance with the trading price of IRSA’s shares. This loan agreement imposed certain restrictions on the payment of dividends. Under the agreement we were permitted to pay or distribute, directly or indirectly, whether in cash or obligations to third parties, up to US$ 5.0 million for any calendar year:

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

During the second quarter of fiscal year 2009, we fully repaid the Credit Suisse loans and, received from Credit Suisse, 1,834,860 GDRs of IRSA which were held as collateral for the loan.

Other Loans

As of June 30, 2010, we had total loans for Ps.1,938.1 million, composed by:

	SCHEDULE OF MATURITIES OR AMORTIZATION
	CURRENCY	LESS THAN 1 YEAR	MORE THAN 1 YEAR AND UP TO 2 YEARS	MORE THAN 2 YEARS AND UP TO 3 YEARS	MORE THAN 3 YEARS AND UP TO 4 YEARS	MORE THAN 4 YEARS	TOTAL	ANNUAL AVERAGE INTEREST RATE
		(IN MILLION PESOS, CONSTANT CURRENCY AS OF JUNE 30, 2010)(3)%
BANK AND OTHER DEBT
BANK LOANS (4)	PS./U$S	849.1	26.3	26.3	—	—	901.7	VARIABLE
HOTELES ARGENTINOS LOAN	PS.	19.0	—	—	—	—	19.0	16.25
CRESUD’S SERIES II NOTES (5)	U$S	35.3	—	—	—	—	35.3	7.20
APSA’S CONVERTIBLE NOTES DUE 2014(6)	U$S	2.7	—	—	—	60.8	63.5	10.00
APSA’S SERIES II NOTES (5)(7)	PS.	26.7	24.9	—	—	—	51.6	11.00
APSA’S SERIES I NOTES I (5)(8)	U$S	2.7	(0.5)	(0.5)	(0.5)	263.1	264.3	7.88
APSA’S SERIES III NOTES DUE 2011(5)	PS.	44.2	—	—	—	—	44.2	BADLAR PRIVATE PLUS 3BPS
APSA’S SERIES IV NOTES DUE 2011(5)	U$S	25.8	—	—	—	—	25.8	6.75
IRSA’S SERIES I NOTES I (5)(9)	U$S	15.4	(0.9)	(0.9)	(0.9)	443.4	456.1	8.50
DEBT FINANCED BY SELLER	PS./U$S	15.9	5.4	1.8	1.8	3.5	28.4	—
DEBT SECURED BY PURCHASE OF ESTABLISHMENTS (10)	U$S	25.2	—	—	—	—	25.2	—
SHORT TERM DEBT SECURITIES	PS.	23.0	—	—	—	—	23.0	—

TOTAL INDEBTEDNESS		1,085.0	55.2	26.7	0.4	770.8	1,938.1

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Exchange rate as of June 30, 2010 US$1.00 = Ps. 3.931
(4)	Includes bank overdrafts.
(5)	Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).
(6)	Includes (0.1) of higher values.
(7)	Includes (1.6) of higher values.
(8)	Includes (13.0) of higher values.
(9)	Includes (15.1) of higher values.
(10)	Disclosed under Trade account payables in the consolidated balance sheet.

Bolivia Indebtedness

The farms we purchased in the Republic of Bolivia are subject to mortgages, included under trade accounts payable in the Consolidated Balance Sheet. As of June 2010, the mortgage on “Las Londras” farm amounts to US$2.5 million, effective until November 30,

2010; the mortgage on “San Cayetano” and “San Rafael” farms amounts to US$2.0 million, effective until November 2010; and the mortgage on “La Fon Fon” farm amounts to US$ 1.9 million, effective until November 2010.

Series I and Series II Notes

On September 11, 2009, we issued two series of notes for a total amount of Ps.50 million, as per the following detail:

Series I Notes for an amount of Ps.15.5 million due 270 calendar days after the date of issuance, accruing interest at the Badlar Private rate plus a 3% spread, payable every three months on December 10, 2009, March 10, 2010 and June 8, 2010. Series I Notes will fall due in a single installment on June 8, 2010.

Series II Notes were issued for an amount equivalent in United States Dollars to Ps.34.5 million, due in one installment on September 13, 2010, at a fixed interest rate on the principal balance in United States Dollars of 7.20%, payable on December 10, 2009, March 10, 2010, June 8, 2010 and September 13, 2010.

On June 8, 2010, the payment of the third installment of interest of Series I Notes for Ps.471,869 and of Series II Notes for the sum of US$159,201, started. On the same date, the amount of Ps. 15.5 million corresponding to the principal balance of Series I Notes was repaid.

Series III and Series IV Notes

On July 16, 2010, we issued the Series III non-convertible notes (“Series III”) for an aggregate amount of Ps.35.6 million, maturing 21 months from its issuance date, at a Badlar Privada rate plus 400 basis points. On the same date we issued Series IV non-convertible notes (“Series IV”) for an aggregate amount of US$17.8 million equivalent to Ps.70.2 million, with a maturity date 24 months from its issuance date, at an annual fixed rate of 7.75%.

Hoteles Argentinos Loan

On March 15, 2010 IRSA entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps.19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. is repayable in a single payment that falls due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears.

Alto Palermo 10% Convertible Notes due 2014

On July 19, 2002, Alto Palermo issued US$50.0 million unsecured convertible notes in exchange for cash and settlement of certain liabilities with our shareholders. The proceeds of the issue were used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem secured corporate notes issued by Alto Palermo in the principal amount of Ps.52.8 million. These notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The translation rate per U.S. Dollar is the lower of (i) Ps.3.08642 and (ii) the exchange rate effective at translation date divided by the par value of Alto Palermo’s common shares. The maturity date of these notes was July 19, 2006, but at a noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of these notes to July 19, 2014. The other terms and conditions remained unchanged. During fiscal years 2007, 2006, 2005, 2004 and 2003, holders of approximately US$2.77 million of Alto Palermo´s convertible notes exercised their conversion rights; consequently, Alto Palermo issued 101,582; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. If all bondholders exercise their conversion rights, Alto Palermo´s common shares would increase from Ps.782.1 million to Ps. 2,239.7 million. For more information please see “Recent Developments” and “Significant Changes”.

As of June 30, 2010, IRSA held US$31.7 million principal amount of Convertible Notes.

Alto Palermo Series I and Series II Notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global note program. The Series I Notes were issued in an aggregate principal amount of US$120.0 million, bear interest at a fixed rate equal to 7.875% per annum payable semi-annually and mature on May 11, 2017. The Series II Notes were issued in an aggregate principal amount of Ps.154.0 million (equivalent to US$50.0 million), bear interest at a fixed rate equal to 11.0% per annum payable semi-annually and mature in seven equal, consecutive semi-annual installments commencing on June 11, 2009.

Purchases of Alto Palermo’s Series I Notes. During fiscal year 2009 IRSA acquired US$39.6 million principal amount of Alto Palermo’s Series I Notes for a total of US$19.3 million, representing a weighted average price paid of US$0.488, as the so-called “dirty price” IRSA paid includes accrued interest. During fiscal year 2009 IRSA´s subsidiary Alto Palermo acquired US$5.0 million principal amount of its Series I notes for a total purchase price of US$2.0 million, representing a weighted average price paid of US$0.3978. As of June 30, 2010, our consolidated holdings of Alto Palermo’s Series I notes were US$49.6 million principal amount. See “Recent Developments” and “Significant changes”

Purchases of Alto Palermo’s Series II Notes. During fiscal year 2009 IRSA acquired US$15.1 million principal amount of Alto Palermo’s Series II Notes for a total of US$8.2 million, representing a weighted average price paid of US$0.5513. During fiscal year 2009 our subsidiary Alto Palermo acquired US$3.0 million principal amount of its Series II Notes for a total of US$2.3 million, representing a weighted average price paid of US$0.75. As of June 30, 2010, IRSA´s holding of Alto Palermo Series II notes were US$19.9 million principal amount.

Alto Palermo Series III and Series IV Notes

On November 13, 2009 Alto Palermo issued two new series of notes under its global note program. The Series III Notes were issued in an aggregate principal amount of Ps.55.8 million, bear interest at a variable rate equal to the Badlar Privada rate plus 3% payable quarterly and mature in a single installment on May 12, 2011. The Series IV Notes were issued in an aggregate principal amount of US$6.6 million (equivalent to Ps.25.0 million), bear interest accrued on the principal amount denominated in U.S. Dollars at a fixed rate equal to 6.75% per annum payable semi-annually and mature on May 12, 2011, to be paid in a single installment.

The use of proceeds of both the Series III and Series IV notes was the refinancing or repayment of short term debt and working capital in Argentina.

IRSA’s 8.5% Notes due 2017

On February 2, 2007, IRSA issued its 8.5% Notes due 2017 in an aggregate principal amount of US$150.0 million, which bear interest at a fixed rate equal to 8.5% per annum payable semi-annually and mature in a single installment on February 2, 2017.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of its cumulative consolidated net income; or

•	75% of its cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to IRSA´s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of its qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of our notes due 2017, (b) issuance and sale subsequent to the issuance of our notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock, or (c) any reduction in its indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

IRSA’s 11.5% Series II notes due 2020

On July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017. See “Recent Developments” and “Significant changes”

Debt for the acquisition of Edificio República

On April 28, 2008, IRSA entered into a loan agreement with Banco Macro S.A. secured by mortgage, pursuant to which Banco Macro loaned us US$33.6 million which IRSA used to repay the outstanding debt owing to Fideicomiso República, which IRSA had incurred in connection with our acquisition of Edificio República. The principal amount of the Banco Macro loan matures in five equal, consecutive installments due on April 28 each year, and accrues interest at a fixed rate of 12% per annum, payable semi-annually on April 28 and October 28 of each year. The Banco Macro loan is secured by a mortgage on the Edificio República.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.21.8 million, Ps.18.6 million and Ps.13.9 million for the fiscal years 2010, 2009 and 2008 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.198.7 million since fiscal year 1995.

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

We conduct our business on owned and leased land. As of June 30, 2010, we owned 24 farms with approximately 473,368 hectares. Approximately 42,008 hectares of the land we own are used for crop production, approximately 93,222 hectares are used for beef cattle production, 100,911 hectares are used for sheep production, 4,900 hectares are used for milk production and approximately 3,222 hectares are leased from third parties for crop and cattle beef production.

The remaining 229,105 hectares consist mostly of land reserves. In addition, through our subsidiary Agropecuaria Anta S.A. we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2009 ended on June 30, 2010, we leased 42,696 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Uses of land (12)
	Fiscal Year ended June 30,
	2006 (1) (7)	2007 (1) (7) (8)	2008 (1) (7) (8) (9)	2009 (1) (7) (8) (9) (10)	2010 (1) (7) (8) (9) (10) (11)
	(in hectares)
Crops (2)	41,283	53,579	63,900	115,411	104,627
Beef Cattle (3)	129,946	114,097	123,935	128,859	105,857
Milk	1,698	2,609	4,320	4,334	4,900
Sheep	—	90,000	90,000	100,911	100,911
Land reserves (4)	418,477	393,677	383,573	356,796	343,153
Owned farmlands leased to others	14,229	13,771	8,467	8,317	11,049

Total (5)	605,633	667,733	674,195	714,628	670,497

(1)	Includes 35.723% of approximately 8,299 hectares owned by AgroUranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.

(5)	During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the “Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production. . As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 for beef cattle production.
(6)	Includes 977 hectares of “San Enrique” farm and 30,350 hectares of “Ñacurutú” farm, sold in fiscal year 2005.
(7)	Includes 6,022 hectares of “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of “El Gualicho” farm sold on July 25, 2005.
(8)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007. Includes 24% of 170 hectares owned by Cactus.
(9)	Does not include 4,974 hectares of “Los Pozos” farm and 2,430 hectares of “La Esmeralda” farm, which were sold in fiscal year 2008.
(10)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of “Jerovia” farm located in the Department of Boquerón, Paraguay, owned by Cresca through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus. Does not include rental for 1,829 hectares of El Recreo.
(11)	Does not include 12,701 hectares of the Talj Sumaj farm, sold on December 17, 2009.
(12)	Does not include BrasilAgro.

Crops - Local

Production income from our Crops segment increased 21.2%, from Ps.118.6 million for fiscal year 2009 to Ps.143.8 million for fiscal year 2010, primarily as a result of a 33.9% increase in total production volumes, from 215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, mainly due to a 13.0%, 71.0% and 19.7% increase in volumes of corn, soybean and sorghum harvested, respectively, partially offset by a decrease of 52.5% in volumes of wheat harvested and of 47.1% of sunflower harvested from year to year; and a 7.4% decrease in average prices of grain production.

The 33.9% increase in the production volume from our Crops segment was primarily due to a 64.5% increase in our average yield, from 2.14 tons per hectare in fiscal year 2009 to 3.52 tons per hectare in fiscal year 2010, primarily due to the mix of grain harvested and favorable weather conditions. The surface area in operation for fiscal year 2009 was 100,925 hectares (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.) whereas for fiscal year 2010 it was 82,088 (including 10,816 hectares under concession through our subsidiary Agropecuaria Anta).

As of June 30, 2010, the harvested area was 86.3% of our total sown area, compared to 94.8% as of June 30, 2009.

Cost of production from our Crops segment decreased 16.8%, from Ps.159.1 million in fiscal year 2009 to Ps.132.3 million in fiscal year 2010, primarily as a consequence of a lower number of hectares in operation in own farms and farms leased from third parties in fiscal year 2010 compared to fiscal year 2009; and a significant decrease in direct costs of production during fiscal year 2010 compared to fiscal year 2009, primarily as a result of lower prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton decreased 38.4%, from Ps.740 in fiscal year 2009 to Ps.456 in fiscal year 2010, primarily as a result of lower direct costs of production and higher yields per hectare during fiscal year 2010 compared to fiscal year 2009 that allowed us to dilute our costs of production.

Sales from our Crops segment increased 11.4%, from Ps.147.7 million in fiscal year 2009 to Ps.164.5 million in fiscal year 2010, primarily as a consequence of a 16.5% increase in average prices of grains sold, from Ps.607 per ton in fiscal year 2009 to Ps.707 per ton in fiscal year 2010; a 33.9% increase in production volume, from 215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, partially offset by a 6,406 tons decrease in crops sold in fiscal year 2010 compared to the previous fiscal year.

Cost of sales from our Crops segment increased 13.9%, from Ps. 130.1 million in fiscal year 2009 to Ps.148.1 million in fiscal year 2010, primarily as a result of a 16.5% increase in the average market price of grains in fiscal year 2010 partially offset by a 2.6% reduction in the volume of tons sold compared to the previous fiscal year.

The average cost per ton sold increased 16.9%, from Ps.531 in fiscal year 2009 to Ps.621 in fiscal year 2010, mainly as a result of the higher average market prices of grains.

Crops - International

Production income from our Crops segment increased 73.6%, from Ps.15.6 million in fiscal year 2009 to Ps.27.0 million in fiscal year 2010, mainly as a result of a 58.1% increase in global production volume from 21,174 tons in fiscal year 2009 to 33,475 tons in fiscal year 2010, mainly due to a 39.6% increase in volumes of soybean harvested a 50.4% increase in volumes of corn harvested and a 9.8% increase in the average price of grain production. The 58.1% increase in production volume of our Crops segment resulted mainly from a larger surface area under operation, from 9,950 hectares in fiscal year 2009 to 18,872 hectares in fiscal year 2010.

As of June 30, 2010, the harvested area was 96.3% of the total sown area, compared to 100% as of June 30, 2009.

In addition, the production volume of our Crops segment was adversely impacted by a 16.9% reduction in our average yield, from 2.13 tons per hectare in fiscal year 2009 to 1.77 tons per hectare in fiscal year 2010, mainly due to unfavorable weather conditions.

Cost of production from our Crops segment increased 63.2% from Ps.16.8 million in fiscal year 2009 to Ps.27.4 million in fiscal year 2010, mainly due to higher production volumes in fiscal year 2010 compared to fiscal year 2009 and a larger number of hectares in operation in fiscal year 2010 compared to fiscal year 2009.

The total cost of production per ton increased 3.2% from Ps.794 in fiscal year 2009 to Ps.819 in fiscal year 2010, mainly due to higher direct costs of production compared to the previous fiscal year.

Sales from our Crops segment increased 79.5% from Ps.16.8 million in fiscal year 2009 to Ps.30.1 million in fiscal year 2010, mainly as a result of a 91.1% increase in sales volume, from 18,661 tons in fiscal year 2009 to 35,658 tons in fiscal year 2010, mainly due to a higher production volume of crops in this fiscal year and a larger initial inventory of crops due to the start of production activities during fiscal year 2009, partially offset by a 6.3% reduction in the average price per ton sold, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

Cost of sales from our Crops segment increased 84.7% from Ps.14.9 million in fiscal year 2009 to ps.27.6 million in fiscal year 2010, mainly as a result of a 91.1% increase in crops sales volume in fiscal year 2010 compared to the previous fiscal year, partially offset by a 6.3% decrease in the average price per ton of crops, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

The average cost per ton decreased 3.3%, from Ps.799 in fiscal year 2009 to Ps.773 in fiscal year 2010.

Beef cattle

Production income from our the Beef cattle segment increased 15.0%, from Ps.18.1 million in fiscal year 2009 to Ps.20.8 million in fiscal year 2010, primarily as a result of a 42.3% increase in the average price per kilogram of cattle produced, from Ps.2.6 in fiscal year 2009 to Ps.3.7 million in fiscal year 2010, a 20.4% decrease in beef production volume, from 7,112 tons during fiscal year 2009 to 5,659 tons in fiscal year 2010. The beef production volume in farms decreased 22.5% in fiscal year 2010 compared to fiscal year 2009, partially offset by a 14.9% higher production of heads finished in the feedlot compared to the previous year and a 28.7% decrease in births during fiscal year 2010 compared to fiscal year 2009.

The number of hectares dedicated to beef cattle production decreased from 128,859 hectares in fiscal year 2009 to 105,857 in fiscal year 2010. This decrease was mainly due to a reduction in the number of hectares devoted to cattle production leased from third parties.

Cost of production from aur Beef cattle segment increased 34.5%, from Ps. 16.2 million in fiscal year 2009 to Ps. 21.8 million in fiscal year 2010. The higher cost of production from our Beef cattle segment during fiscal year 2010 is mainly attributable to higher feeding costs due to the increase in the number of heads fattened in feedlot and the increased prices of supplies.

The direct cost per kilogram produced increased 84.3%, from Ps. 0.89 in fiscal year 2009 to Ps. 1.64 in fiscal year 2010.

Sales from our Beef cattle segment increased 122.6%, from Ps.17.6 million in fiscal year 2009 to Ps.39.3 million in fiscal year 2010, primarily as a result of a 40.2% increase in beef sales volume, from 6,348 tons in fiscal year 2009 to 8,898 tons in fiscal year 2010; and a 58.6% increase in the average price per kilogram sold, from Ps.2.78 in fiscal year 2009 to Ps.4.41 in fiscal year 2010.

The average cattle stock decreased from 95,437 heads in fiscal year 2009 to 79,488 heads in fiscal year 2010, primarily as a result of the higher volume of sales described above and a reduction of our herd in the “Los Pozos” farm.

Cost of sales from our Beef cattle segment increased 187.5%, from Ps.16.2 million in fiscal year 2009 to Ps.46.7 million in fiscal year 2010, primarily as a result of a 40.2% increase in the beef sales volume in fiscal year 2010 compared to fiscal year 2009 a 58.6% increase in the average price per kilogram, from Ps.2.78 in fiscal year 2009 to Ps.4.41 fiscal year 2010; and a reduction in our cattle herd in the “Los Pozos” farm.

Milk

Production income for the Milk segment increased 28.8%, from Ps.20.2 million in fiscal year 2009 to Ps.26.0 million in fiscal year 2010. This increase was mainly due to a 23.7% increase in average prices of milk, from Ps.0.93 per liter in fiscal year 2009 to Ps.1.15 per liter in fiscal year 2010 and a 3.8% increase in milk production volumes, from 20.9 million liters in fiscal year 2009 to 21.7 million liters in this fiscal year. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 3,286 in fiscal year 2009 to 3,297 in fiscal year 2010); and (ii) an increase of 3.5% in the efficiency level of average daily milk production per cow, from 17.4 liters in fiscal year 2009 to 18.0 liters in fiscal year 2010.

Cost of production for the Milk segment increased 11.5%, from Ps.18.3 million in fiscal year 2009 to Ps.20.4 million in fiscal year 2010. This increase was mainly due to a 3.8% increase in milk production volume in fiscal year 2010 compared to the previous fiscal year; and the impact of higher indirect costs. As a result of the above, cost of production per liter of milk increased from Ps.0.89 in fiscal year 2009 to Ps.0.94 in fiscal year 2010.

Sales from our Milk segment increased 22.4%, from Ps.19.3 million in fiscal year 2009 to Ps. 24.4 million in fiscal year 2010, primarily as a result of a 23.7% increase in average prices of milk, from Ps.0.93 per liter in fiscal year 2009 to Ps.1.15 per liter in fiscal year 2010, and a 3.8% increase in production volume mainly due to a higher number of dairy cows being milked and a 3.5% increase in the efficiency level of production.

Cost of sales from our Milk segment increased 26.4%, from Ps.19.3 million in fiscal year 2009 to Ps.24.4 million in fiscal year 2010, primarily as a result of a 23.7% increase in the level of prices of milk which had an impact on the cost of sales; and a 3.0% increase in the sale volume of milk.

Sales of farms

Sales from our Sales of farms segment increased 847.3% from Ps.2.0 million in fiscal year 2009 to Ps.18.6 million in fiscal year 2010. During fiscal year ended June 30, 2010 we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of Ps.18.6 million (US$ 4.8 million), was paid in full. During fiscal year ended June 30, 2009 we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps.1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The result of this transaction was recognized in fiscal year 2008 in accordance with Technical Resolution No. 17 and we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of Ps.2.0 million (US$ 0.5 million) that was collected.

Cost of sales from our Sales of farms segment increased significantly, from Ps.0.1 million in fiscal year 2009 to Ps.4.8 million in fiscal year 2010. During fiscal year ended June 30, 2010 the cost of sales of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million. During fiscal year ended June 30, 2009 the cost of sales of 1,829 hectares of our El Recreo farm was Ps.0.2 million and the cost of sales of 1,658 hectares of our Los Pozos farm was Ps.0.1 million.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina, the United States Department of Agriculture (“USDA”) and the Food and Agriculture Organization of the United Nations (“FAO”).

Wheat

USDA projections for the 2010/2009 campaign at global level estimate a production of approximately 642.9 millon tons of wheat, 5.8% lower than the previous campaign, primarily due to lower cultivated areas globally and a drastic reduction in yields in the former Soviet Union (especially in Russia and Ukraine). As regards Argentina, the USDA projects a 13.5 million tons production for the 2010/2011 season, 28.6% higher than the prior year campaign.

The FAO forecasts that the world wheat output in 2010/11 is at 647.7 million tons, 5.1% lower than the previous year. The bulk of this downward revision reflects a sharp fall in production in the Russian Federation and smaller than expected harvests in many other countries which have offset improved prospects for production in Argentina, Australia and the United States. Attention is now increasing on production prospects for 2011 but, with winter plantings in major producing countries of CIS lagging behind last year and unfavourable weather hampering early crop development in the United States, prices are expected to remain high and volatile for the remainder of the season.

Corn

Globally, the USDA estimates a 0.6% increase in corn production for the 2010/2011 campaign, totaling 818.5 million tons vis-à-vis 813.6 million tons in the previous cycle. The sown area is estimated in 160.3 million hectares, which remained relatively unchanged compared to the previous campaign.

For Argentina, the USDA estimates that corn production would reach approximately 25.0 million tons, 11.1% higher than in the 2009/10 campaign.

Soybean

In the case of soybean, for the 2010/2011 campaign, the USDA projects a world production of 257.4 million tons, 1.1% less than the previous year. Most of this decrease comes from lower yields in Argentina, Brazil and other South American countries.

For Argentina, the USDA estimates project a production of 52.0 million tons for the 2010/11 campaign, 4.6% lower than that of 2009/10, but 62.5% higher than the 2008/09 campaign when Argentina suffered a severe drought.

Sunflower

Globally, sunflower production for the 2010/2011 campaign is projected at approximately 30.5 million tons compared to 30.4 million tons in the previous year.

According to the USDA’s report, the Argentine production of sunflower is forecast to be 2.8 million tons during 2010/11 campaign, 21.7% higher than the 2009/10 campaign.

Beef Cattle

In connection with world beef cattle production, for 2010 the FAO estimates a 1.1% decrease, reaching 65.0 million tons. This increase in production is restrained by reduced animal inventories, high feed costs and a relatively weak consumer demand, which will make it difficult for producers to transfer the full increases of costs to prices. Larger outputs from Brazil and India fail to offset production declines in other large producing countries. In South America, beef output in 2010 is expected to decrease by 3.0%, to 14.8 million tons. This stems from a record fall in Argentine beef production, estimated in excess of 800,000 tons, due to the combined effects of a severe drought in 2009 and the persistence of low farmgate prices.

World production growth in 2011 is expected to be constrained once again by low cattle numbers and high feed costs. In the United States, according to USDA, the stagnation will be due to the high cow and heifer slaughter rates, while in Australia, output also could stagnate while farmers, encouraged by favourable weather, rebuild their herds. Output in Argentina and Uruguay are expected to fall as a direct consequence of the low calving rates during the severe drought of 2009, whose effects on output are expected to be felt mostly next year. Conversely, production in Brazil and India is set to continue expanding next year, thanks to higher cattle numbers and firm prices both at home and abroad.

Milk

According to the FAO, during 2009, the world production of milk is expected to reach 710.7 million tons, 1.7% higher than the previous year. Strong import demand from Asian countries and the Russian Federation has driven dairy product trade to historically high levels in 2010, with the demand largely met by higher exports from New Zealand and the United States. Dairy product prices in international trade have remained firm, in particular butter, which in October 2009 reached an all-time high. Production in developed countries is forecast to grow by around 1.0%, while that of developing countries may increase by 2.4%. On a per capita basis, consumption of milk and milk products in developing countries may increase by 1 kg. per capita in 2010, from 66.4 to 67.5 kg., fuelled by strong economic growth in Asia.

For Argentina, the FAO forecasts that production is expected to reach 10.4 million liters during 2010/11, simillar to that of 2009/10.

Real Estate Business

The global economy has started to show signals of recovery after the recent financial crisis. In the year 2009, at the global level, Gross Domestic Product (“GDP”) shrank slightly, with a -0.6% change according to the International Monetary Fund (“IMF”), a situation without precedents in the past 30 years. However, this figure conceals major inequalities amongst the groups of countries. GDP in the most developed markets dropped by 3.2% whereas in the developing countries’ markets, it rose by 2.4%.

The recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half. International financial markets posted minimum figures in early 2009 but exhibited profits at year end. At the global level, the MSCI All Countries index picked up a 31.5% change when measured in US$; the MSCI World (representative of developed markets) posted a 27.0% variation whilst the MSCI Emerging Markets climbed a significant

74.5%. Furthermore, it must be highlighted that performance at the level of developing countries was much higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in local currency). Whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 5 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, picked up rises ranging from 4.9% to 12.4% compared to the same month in the previous fiscal year, with an upward trend. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 8.0%.

During 2009, Total Consumption has been the most significant component in the Aggregate Demand, with a 77.7% share.

Sales in the Shopping Center sector have grown significantly in the first half of 2010. And the reason is to be found partly in the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on Shopping Centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first half of 2010 rose by 41.6% compared to the same period a year earlier.

When it comes to retailer activity and according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 11.9% in June 2010 compared to June 2009, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Although demand continues to be driven by “Household appliances”, where the manifold credit facilities offered and promotional campaigns for some products led to yet another jump in sales, some other captions, such as “Apparel”, “Sporting Items” and “Household Wares and Gifts” posted, at the close of June, year-on-year ups in sales close to 20% (a growth rate not seen in quite a long time). With the end-of-month results for June included, the first half of the year came to a close with a 5.4% increase in the volumes sold compared to the same period a year earlier.

As regards the office market, according to Colliers Argentina, the stock of A+ and A office buildings on the market for the first semester of calendar 2010 grew by 107,000 sqm. Furthermore, during fiscal year 2010, the market had an expansion in occupied surface area of 83,000 sqm, exceeding the average of the last 10 years. Thus, the difference between the occupied surface area and the space demand determined an increase in the vacancy rate, which was 7.8% in A+ and A office buildings. On the other hand, the general level of market rental prices, measured in US dollars, was stabilized after a downward subsequent to the global financial crisis of 2008.

As regards the residential market, in the first half of calendar 2010, the number of deeds filed with the Registry of Real Property of the City of Buenos Aires for title conveyance totaled 40,249, representative of a 22.67% increase compared to the deeds filed during the first half of 2009. The current figure reflects a recovery compared to the levels of activity seen a year earlier, mostly considering that the first half of 2009 was the worst in the past 12 years. The mortgage deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires in the first half of the year represent an 8.2% increase compared to the same period in 2009, up from the 2,302 filed in the first half of 2009 to the 2,491 filed this year between January and June. This notwithstanding, access to credit for housing continues to be quite limited in Argentina, as it remains at less than 2% of the country’s GDP.

When it comes to the hotel sector, the global financial crisis and the outbreak of the H1N1 influenza had a considerable bearing on the arrival of foreign tourists in Argentina in 2009. However, starting in November 2009, the trend of foreign tourist inflows reverted, with the 7.2%, 12% and 9% increases seen in January, February and March, respectively, warranting special mention. The foreign exchange rate, favorable to foreign tourists, continues to give Argentina a competitive edge as a tourist destination. Based on this outlook, hotel occupancy for 2010 is estimated to be in the region of 73% for 4-star and 5-star hotels. In turn, the corporate market has been showing significant growth, with Argentina being the venue of major events, congresses and conventions that generate large investments and favor hotel profitability

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO.com guarantees certain brokerage transactions. Under the agreement, FyO.com guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2010, the value of transacted merchandise for which guarantees were granted amounted to Ps.9.5 million. As of the date of this Annual Report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this Annual Report, the value of transacted merchandise for which guarantees were granted amounted to Ps 7.6 million.

Real Estate Business

At June 30, 2010, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2010:

	Payments due by period (In million of Pesos) (1)
Detail	Total	Less than 1 year	More than 1 year and up to 3 years	More than 3 years and up to 5 years	More than 5 years
Long-term debt obligations	1,640.9	370.1	247.5	101.7	921.6
Purchase obligations	82.3	69.5	6.4	2.6	3.8
Other long-term obligations	53.9	12.1	19.4	21.5	0.9
Total	1,777.1	451.7	273.3	125.8	926.3

(1)	Includes accrued and prospecting interest.

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of ten directors and four alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2008, October 29, 2009, and October 29, 2010, for terms expiring in the years 2011, 2012 and 2013 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/12	10/29/09	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/13	10/29/10	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/13	10/29/10	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/09	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/13	10/29/10	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders meeting.

Jorge Oscar Fernandez, Pedro Dalmaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the also chairman of the board of directors of Alto Palermo, IRSA, Consultores Asset Management, Banco Hipotecario, Tarshop,BACS Banco de Crédito & Securitización, and BrasilAgro, among other companies. He is also a member of the board of trustees Hersha among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang,

Bergel & Viñes. He is the chairman of Puerto Retiro S.A., and the I vice-chairman of IRSA, and vice-chairman of, Alto Palermo ,Tarshop and Fibesa, among others, he is also director of Banco Hipotecario, Nuevas Fronteras S.A., Palermo Invest S.A. and BrasilAgro, among other companies.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman ofFibesa S.A., Agrology S.A., II vice-chairman of IRSA and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras S.A., Inversora Bolivar S.A., and Hoteles Argentinos, he is also director of BrasilAgro, among other companies. Alejandro G. Elszrain is brother of our Chairman Eduardo S. Elsztain and Alternate Director Daniel R. Elsztain and our Director Fernando A. Elsztain cousin.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among other companies.

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

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo and Hoteles Argentinos and an alternate director of Puerto Retiro, among other companies. He is Eduardo S. Elsztain’s, Alejandro Elsztain’s and Daniel Elsztain’s cousin.

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

The following is a biographical description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at Austral University (IAE, Universidad Austral). He formerly worked as a senior securities trader at Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was a financial director of Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Alto Palermo. Currently Mr. Blasi also serves as director of BrasilAgro and alternate director of Banco Hipotecario.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 29, 2010:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemi Cohn	05/20/1959	Member
Roberto Murmis	04/07/1959	Alternate Member
Alicia Rigueira	12/02/1951	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

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

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California.

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

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

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

At our shareholders meeting held on October 29, 2010 the shareholders approved an aggregate remuneration of Ps.6,440,627 million for all of our directors for the fiscal year ended June 30, 2010.

Compensation of Supervisory Committee

The shareholders meeting held on October 29, 2010, approved by majority vote to pay to the Supervisory Committee an amount of Ps. 10,000.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2010 was Ps.9.2 million.

During this period our contributions to compensation plan for our senior management amounted to Ps.1.5 million.

Compensation plan for executive management

We have a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1st, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.3.3 million, Ps. 2.9 million and Ps. 0.3 million for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2010, we had 789 employees in our Agricultural Business, including the employees of Cresud, Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) and Futuros y Opciones.Com, but not those of Agro-Uranga S.A. Approximately 30% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage.

IRSA’s employees in our real estate operations are represented had 2,263 employees, several of them represented by various unions, as follows: approximately 36% are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC); approximately 7% are represented by the Horizontal Property Union (SUTERH). Shopping Centers and Consumer financing employees are also represented by the Commerce Union; approximately 67% of total workers are under commerce collective labor agreements. Hotel workers are represented by the Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA).

The following table shows our employees for the fiscal year ended June 30, 2010, 2009 and 2008.

	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers	Hotels(3)	Credit Card(4)	Total
As of June 30, 2008	441	26	243	1,043	764	1,298	3,815
As of June 30, 2009	479	11	209	1,001	694	689	3,083
As of June 30, 2010	770	19	88	774	682	719	3,052

(1)	Agricultural Business includes the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) and Futuros y Opciones.Com, but not those of Agro-Uranga S.A.
(2)	Argentine Real Estate includes IRSA, Libertador 498.
(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)	Credit cards include Tarshop.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of November 30, 2010.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of November 30, 2010:

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
Directors
Eduardo S. Elsztain (1)	Chairman	187,361,550	38.48%	84,406,889
Saúl Zang	First vice-chairman	1,560,811	0.33%	817,480
Alejandro G. Elsztain	Second vice-chairman / Chief Executive Officer	1,354,600	0.32%	1,314,289
Gabriel A. G. Reznik	Director	—	—	—
Jorge Oscar Fernández	Director	2,970,000	0.53%	—
Fernando A. Elsztain	Director	—	—	—
David A. Perednik	Director /Chief Administrative Officer	22,016	0.02%	29,727
Pedro Damaso Labaqui Palacio	Director	—	—	—
Daniel E. Mellicovsky	Director	—	—	—
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural real Estate	62,438	0.02%	23,790
Salvador D. Bergel	Alternate director	—	—	—
Gastón A. Lernoud	Alternate director	—	—	—
Enrique Antonini	Alternate Director	—	—	—
Eduardo Kalpakian	Alternate Director	—	—	—
Senior Management
Gabriel Blasi	Chief Financial Officer	33,303	0.02%	42,165
Carlos Blousson	Chief Executive Officer of the International Operation	—	0.00%	1,817
Supervisory Committee
José D. Abelovich	Member	—	—	—
Marcelo H. Fuxman	Member	—	—	—
Roberto Murmis	Member	—	—	—
Silvia C. De Feo	Alternate member	—	—	—
Alicia Rigueira	Alternate member	—	—	—
Sergio Kolaczyk	Alternate member	—	—	—
Executive Committee
Saúl Zang	Member	1,560,811	0.33%	817,480
Eduardo S. Elsztain	Member	187,361,550	38.48%	84,406,889
Alejandro G. Elsztain	Member	1,354,600	0.32%	1,314,289

(1)	Includes (i) 187,359,724 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 953 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,408,115 Cresud’s warrants which entitles him to acquire 29,627,753 new common shares through the exercise of those warrants.

(2)	Pursuant to a Prospectus (the “Prospectus”), dated March 11, 2008, contained in Cresud’s Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, Cresud offered (the “Rights Offering”) to its common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009). The Bank of New York, as Cresud’s ADS rights agent, made available to holders of its ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009).

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

	Share Ownership as of November 30, 2010
Shareholder	Number of Shares	Percentage(5)
IFISA(1)(2)	187.359,724	38.48%
D.E. Shaw & Co L.P.(3)	43,495,210	8.41%
Directors and officers(4)	6,001,168	2.19%
National Social Security Agency (ANSES)	17,604,650	3.12%
Total	254,461,752	52.2%

(1)	Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 29.41% of IFIS capital stock, which owns 100% of IFISA.
(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 38.48% of our total shares, which includes (i) 187,359,724 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 953 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,408,115 Cresud’s warrants which entitles him to acquire 29,627,753 new common shares through the exercise of those warrants.
(3)	According to the 13-F Form filed with the SEC as of September 30, 2010.

(4)	Includes only direct ownership of our Directors and Senior Management.
(5)	On a fully diluted basis.

As of June 30, 2006, 2007, 2008, 2009 and 2010, IFISA owned 21.2%, 32.8%, 32.5%, 34.7% and 37.5% respectively, of our total shares. The increase in the ownership from 2006 to 2007 was due to the conversion of Cresud’s convertible notes and Warrants that IFISA owned. IFISA has the same voting rights as our other shareholders.

Change in Capital Stock Ownership

	As of November 30, 2010	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007
	%	%	%	%	%
IFISA(1)(2)	38.48%	37.5%	34.7%	32.5%	32.8%
D.E. Shaw & Co L.P.(3)	8.41%	9.4%	8.1%	7.2%	—
Directors and officers(4)	2.19%	1.4%	1.2%	1.0%	1.0%
National Social Security Agency (ANSES)	3.12%	3.5%	2.9%	3.2%	3.7%

(1)	Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building 3, store 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 29.41% of IFIS capital stock, which owns 100% of IFISA.
(2)	As a result, Mr. Elsztain may be deemed beneficial owner of 38.48% of our total shares, which includes (i) 187,359,724 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 953 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,408,115 Cresud’s warrants which entitles him to acquire 29,627,753 new common shares through the exercise of those warrants.
(3)	According to the 13-F Form filed with the SEC as of September 30, 2010.
(4)	Includes only direct ownership of our Directors and Senior Management.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangments for change in control

There are no arrangments that may at a subsequent date in a change in control.

Securities held in the host country

As of November 30, 2010, our total issued and outstanding capital stock outstanding consisted of 501,560,929 common shares. As of November 30, 2010, there were approximately 46,416,993 Global Depositary Shares (representing 464,169,930 of our common shares, or 92.55% of all of our outstanding shares held) in the United States by approximately 107 registered holders of global Depositary Shares.

As of November 30, 2010 our directors and senior officers controlled, directly or indirectly, approximately 40.67% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

In June 2009, we leased one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31st, 2011, and has duration of 36 months. We paid a monthly rent of US$7,745. In November 2009, the 24th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

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

The rent to be paid is the equivalent in Pesos of 1 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on La Nación newspaper, the previous Saturday of the payment date.

We pay a rent of Ps.0.05 million during the fiscal year ended June 30, 2010. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

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

Fees totaled Ps. 20.6 million, Ps.13.6 million and Ps.2.2 million for the years ended June 30, 2010, 2009 and 2008, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Donations to Fundación IRSA

From time to time, we donate money to Fundación IRSA, a charitable, non-for-profit organization, the President of which is Eduardo Elzstain, a significant shareholder and our Chairman of the Board of Directors. During the fiscal years ended June 30, 2010 and 2009, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 5.6 million and Ps.1.7 million, respectively. The Company made no donations to Fundación IRSA during the fiscal year ended June 30, 2008.

Agreement for the Exchange of Corporate Services between us, IRSA and Alto Palermo

Considering that each of our Company, Alto Palermo and IRSA have operating areas which are somehow similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, IRSA, Alto Palermo and Cresud (hereinafter and for the purpose of this section, the “Parties”) entered into an Agreement for the Exchange of Corporate Service, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The Agreement for the exchange of Corporate Service among Alto Palermo, IRSA and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, management and control, systems and technology, insurance, errands running service, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, internal audit, real estate, hotels and tourism and risks and processes.

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

Under said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in our equity interest in IRSA. Alto Palermo´s and IRSA’s board of directors have deemed it convenient and advisable for this simplification to transfer the employment agreements of IRSA’s and our corporate employees to us. Effective January 1, 2010, the labor costs of those employees were transferred to our payroll, and they render services to Alto Palermo and IRSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services entered into with us and IRSA.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the us with Alto Palermo and IRSA.

In spite of the above, the Company, IRSA and Alto Palermo continue to be absolutely independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger has been appointed as individual responsible person on behalf of IRSA, a member of the Auditing Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the Third Agreement was filed on Form 6-K dated December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010.

See Exhibit 4.5 and Note 8 to our audited consolidated financial statements contained elsewhere in this Annual Report.

Legal Services

During the years ended June 30, 2010, 2009 and 2008, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 4.9 million, Ps.5.5 million and Ps.0.7 million, respectively. Certain directors of the Company are partners of the law firm.

Purchase of Cresud Shares and Notes by Inversiones Financieras del Sur S.A.

Cresud shares and warrants

On March 31, 2008, 67.4 million of Cresud common shares and 67.4 million of Cresud warrants were issued as a result of the rights offering of 180.0 million of Cresud common shares and 180 million of Cresud warrants.

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

Incorporation of new companies

In September 2008, as part of the expansion of South American agribusiness, Cresud along with Carlos Casado incorporated Cresca, each with a 50% interest respectively in Cresca’s capital stock. Cresud will act as advisor for the new company pursuant to an advisory contract, for livestock farming and foresting of a significant rural property located in Paraguay. Cresud may eventually also act as advisor in connection with an area of up to 100,000 hectares that is also located in Paraguay, pursuant to an option exercised by us, granted by Carlos Casado.

In the context of its business plan for expansion of its agribusiness activities in South America, Cresud, through its subsidiaries Agrology, IGSA and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.), has also incorporated companies with parcels of land in Bolivia and has acquired a company in Uruguay.

Accordingly, the following companies were incorporated: Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. The shareholders of these companies are: Agrology, with a 95.12% interest; IGSA and Agropecuaria Anta S.A., with a 2.44% interest each in each of the companies. The companies with operations in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired land for agricultural development. In this way, Cresud maintains a 100% participation in such companies, dedicated to agricultural development.

Additionally, during the month of October 2008, the company acquired, by means of its parent Agrology a 100% participation in a company named Helmir S.A., located in Uruguay, which has a broad corporate purpose.

Capital increase

During fiscal year 2009, to provide IRSA’s consumer financing subsidiary Tarshop S.A. business with a suitable capital base taking into account the prevailing adverse market conditions, IRSA’s subsidiary APSA took part in Tarshop’s capital increase for up to Ps.60 million, increasing its stake from 80% to 93.4% of Tarshop’s capital stock. In addition, several commercial and operative decisions were implemented in order to improve the business. During the period, APSA provided additional financial support to Tarshop for Ps. 105.0 million. These loans were capitalized on October 2009, after which APSA increased its equity stake in Tarshop to 98.6%. During fiscal year 2010, Alto Palermo executed an agreement for the sale of an 80% of interest in Tarshop to Banco Hipotecario. On December 29, 2009, APSA entered into an agreement with Banco Hipotecario to sell a 80 % interest in Tarshop for U$S 26.8 million. The transaction was subject to the approval of the Banco Central de la Republica Argentina and certain other customary closing conditions which were obtained on August 30, 2010. As a result, on September 13, 2010 APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s interest in Tarshop was 20% of its capital stock.

Consolidation with IRSA

During the fiscal year ended June 30, 2010, we acquired directly or indirectly 15,093,309 additional shares of IRSA. Our equity interest in IRSA was 57.49% as of June 30, 2010, this percentage includes 39,855,739 shares owned by our subsidiary Agrology. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

Purchase of IRSA’s shares

As of June 30, 2010, we and our subsidiaries have invested approximately Ps. 815.9 million to acquire our current 57.49% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies.

Subsequent to the close of the fiscal year and until the date of this annual report, the Company has not purchased any shares issued by IRSA.

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

During the year 2009, we acquired in the São Paulo Stock Exchange 1,925,600 shares of BrasilAgro, for a weighted average price of US$4.4955 per share and a total price of US$12.5 million.

On October 20, 2010, and on December 23, 2010 we and Tarpon executed two addenda to the share purchase agreement dated as of April 28, 2010, under which we either directly and/or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million and on December 23, 2010 we paid R$50.8 million. The price remainder equivalent to R$52.6 million will be paid on April 27, 2011, which is guaranteed by a security interest over 3,3864,086 shares and 37,325 first issue warrants.

Consequently, we are either directly or indirectly the owners of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding capital stock. It should be noted that acquiring shares does not imply any change in control of BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to reflect the sale of the shares owned by Tarpon and its affiliates. Likewise, due to the transaction, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

The Company holds 168,902 warrants of 1st warrant issuance and 168,902 warrants of 2nd warrant issuance.

Also during the last quarter of calendar year 2010, we executed an agreement by which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro to a non-related third party for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for granting such rights, the Company pareceived US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, will pay US$7.15 per share sold or transferred.

For more information please see “Recent Developments” and “Significant Changes”.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension of the maturity date thereof to July 19, 2014, which had initially been scheduled to mature in July 2006.

On October 7, 2010, Alto Palermo reported that two holders of the Alto Palermo’s Convertible Notes exercised its conversion rights. Hence, the Alto Palermo issued 477,544,197 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, Alto Palermo’s capital stock increased from 78,206,421.4 to 125,960,841.1 and the amount of outstanding shares of Alto Palermo increased from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Purchase of Alto Palermo Series I Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$ 39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under this Program. The average weighted price was US$ 0.4628, totaling US$ 18.3 million. In October 12, 2010 IRSA reported that it has sold in the secondary market, its Class I Notes of Alto Palermo S.A. (APSA), due 2017, for a nominal value of US$ 39.6 million. As a result of such sale, the Company received a total income of US$ 38.1.

Purchase of Alto Palermo Series II Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$ 15.1 million nominal value Series II fixed-rate Alto Palermo Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$ 0.5513, totaling US$ 8.2 million.

Purchase of Alto Palermo Series I Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 5.0 million nominal value Series I fixed-rate Alto Palermo Notes due June 2017 under this Program. The average weighted price was US$ 0.3800, totaling US$ 1.9 million.

Purchase of IRSA Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 28.2 million in principal amount of IRSA’s Fixed Rate Notes due 2017. The average weighted price was US$ 0.3830, totaling US$ 10.8 million. For more information please see “Recent Developments” and “Significant Changes”.

Purchase of an interest in Alto Palermo by IRSA.

On October 15 2010, IRSA reported that on such date, it finally executed the acquisition of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The execution occurred after the settlement of US$126.0 million, of which US$6.0 million were paid by IRSA at the time the option was granted.

According to the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price.

In this way, IRSA’s successful relationship developed with Parque Arauco S.A., a strategic partner of excellence has reached a satisfactory conclusion, envisioning a future where we might join forces again to face new challenges.

Finally, as from October 15, 2010, IRSA helod a 94.89% stake in Alto Palermo, thus increasing its leadership position in the Shopping Center Business, while consolidating its growth strategy, for the benefit of its Shareholders.

For more information, see “Recent Developments” and “Significant Changes”.

Sale of Class I Notes of IRSA

By December 3, 2010, we sold in the secondary market, treasury held Class I Notes issued by IRSA, for a nominal value of US$ 33,152,000 to an average price of 100.09%. As a result of such sale, we received a total income, in principal and accrued interest, of US$ 34,097,674.

It is important to clarify that as the Notes were issued pursuant to the Regulation S of the U.S. Securities Act, the transaction was made in accordance with the requirements specified in the above regulation

Security Loans

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

IRSA increased its investment in Banco Hipotecario

In 1999, IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, it has gradually increased its ownership interest in Banco Hipotecario. In fiscal year 2002, it increased our ownership interest to 5.7%. During 2003 and 2004, it increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, it sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of its controlling shareholders, for Ps.6.0 million. In 2009, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of US$107.6 million, bringing its ownership interest to 21.34%. In fiscal year 2010, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing its ownership interest in Banco Hipotecario to 28.03%.

Proposed sale of Tarshop to Banco Hipotecario

On December 29, 2009, IRSA`s subsidiary Alto Palermo entered into a stock purchase agreement with its affiliate Banco Hipotecario pursuant to which Alto Palermo agreed to sell voting shares representing 80% of Tarshop’s capital stock to Banco Hipotecario for US$26.8 million. Banco Hipotecario paid an initial installment of US$5.4 million on December 29, 2009, and the balance of US$21.4 million, adjusted in accordance with the terms of the agreement, is to be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In accordance with the regulations of the Comisión Nacional de Valores and other applicable law, Alto Palermo’s audit committee was required to render an opinion as to whether the terms and conditions of this transaction could reasonably be considered to be arm’s length. Based on a independent valuation of the market value of Tarshop total share capital by PKF Villagarcia y Asociados, S.R.L., an independent financial advisory firm and a member of PKF International Limited, Alto Palermo’s audit committee concluded that the value agreed between Alto Palermo and Banco Hipotecario is consistent with a value that could be agreed upon in the market between independent parties. On August 30, 2010, the Argentine Central Bank gave notice to Banco Hipotecario of the transaction’s approval. As of the date of this annual report, closing of the transaction had been made, following the satisfaction of the obligations undertaken.

For more information please see “Recent Developments” and “Significant Changes”.

Dolphin Fund

Since 1996, IRSA has invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to its net (loss) gain on holding Dolphin Fund Plc. for fiscal years 2010, 2009 and 2008, respectively, were a Ps.3.2 million gain, a Ps.12.1 million loss and a Ps.38.6 million loss, respectively.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2010, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.1.3 million with an average interest rate of 13%. IRSA believes that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

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

Exportaciones Agroindustriales Argentinas

On January 11, 2007 our affiliate Cactus and we (solely nominee Argentine legal purposes) acquired 100% of the capital stock of EAASA. On September 13, 2007, EAASA received an information request from the Argentine Central Bank relating to its obligation to repatriate foreign currency proceeds for an aggregate amount of US$0.9 million from certain exports of agricultural products prior to our acquisition. Information requests often are a first step by the Argentine Central Bank in its initiation of administrative proceedings relating to possible breaches of foreign exchange regulations.

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

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March, 2004, Llao Llao Resorts S.A. paid an amount of Ps.9.2 million.

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts S. A. payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. Dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed with the National Supreme Court an additional appeal in response to the refusal to allow the appeal.

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested to the plaintiff to provide additional information in order to evaluate the amount of the settlement. Also Llao Llao Resorts S.A. requested that the execution be suspended until there is a final judgement in the appeal filed with the Supreme Court.

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against the decree and decided to suspend the enforcement of the judgment. On March 9, 2010, by means of an order dated February 28, 2010, the National Supreme Court announced the rejection of the extraordinary appeal.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10.2 million as of June 30, 2010, which as of the date of this annual report such payment was fulfilled.

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

The Agreement put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue is the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for our consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project. Shopping Neuquén submitted the final maps of the project to the City Hall.

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed which requires Shopping Neuquén to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project.

On October 19, 2009, Shopping Neuquén submitted the new road project and the amendments to the general project. The City Hall of Neuquén made certain comments that were answered on November 17, 2009.

The first stage of construction (including minimum construction of the shopping center and the hypermarket) is expected to be completed within a maximum period of 22 months since the beginning of the construction.

On January 18, 2010, the City Hall of Neuquén requested changes to the plans filed, granting a 30-day term to file the necessary amendments. Shopping Neuquén submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010, construction began.

The first work stage should be completed at a maximum of 22 month from beginning construction. In the case of failing to comply with the conditions established in the agreement, the City Hall of Neuquén is entitled to terminate the agreement and may request the return of Shopping Neuquén’s acquired to the City Hall of Neuquén, among other actions.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén is currently evaluating the procedural alternatives available.

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

After IRSA sold Reconquista 823/41 on April 27, 2009, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale. The Antitrust Authority advised that IRSA was in fact required to notify it, and IRSA challenged this opinion in the local courts.

After IRSA´s acquisition of Bouchard 557, IRSA asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that IRSA were in fact required to notify it, and the competent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrus Authority authorized the acquisition of Bouchard 557.

After IRSA sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, IRSA asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report this sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA’s acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that IRSA Was in fact required to so notifying it and the competent court ratified such decision. On November 15, 2011, the transaction was filed with the Antitrust Authority.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that IRSA was in fact required to so notify it and the competent court ratified such decision. On November 3, 2010 the Antitrust Authority authorized the acquisition of Edificio Republica. On January 15, 2007 IRSA was notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

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

On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. On December 16, 2011 the transaction was filed with the Antitrust Authority.

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer.

For more information see Item 4 “Regulation and Government Supervision of our Real Estate Business” and Item 3 “Risk Factors- Risk related to IRSA’s Business- IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

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

Year	Total Dividend	Dividend per Common Share(1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	69.0	0.139

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

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

B. SIGNIFICANT CHANGES

Capital increase in Cactus. On December 23, 2010, to provide Cactus with funds in order to meet its working capital needs, we took part in a capital increase for US$4.0 million. Therefore, we increased our interest in Cactus from 48% to 80%, the remaining 20% is held by our partner Tyson. As part of this transaction, we and Tyson decided to make certain amendments to the shareholders agreement and, in this context, Cresud granted to Tyson a put option in connection with its 20% interest in Cactus.

Sale of IRSA’s Notes. On December 3, 2010, we sold treasury held Class I Notes issued by IRSA in the secondary market, for a nominal value of US$ 33,152,000 at an average price of 100.09%. As a result of such sale, we received a total income of US$ 34,097,674, in principal and accrued interest.

Payment of dividend. Our Ordinary and Extraordinary General Shareholders’ Meeting held on December 9, 2010 approved the distribution of a cash dividend for Ps.69.0 million.

Exercise of Warrants. Between November 17 and November 22, 2010, certain holders of warrants exercised their right to purchase additional shares within the framework of the capital increase implemented in March, 2008. Accordingly, we issued an aggregate amount of 421 ordinary shares while 1,200 warrants were cancelled. Therefore, as from the date the abovementioned warrants were exercised, our number of shares increased from 501,560,508 to 501,560,929 and at present there are 177,644,714 outstanding warrants.

Adquisition of BrasilAgro’s common shares. On October 20, 2010 and on December 23, 2010, we and Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”) executed two addenda to the share purchase agreement dated as of April 28, 2010, under which we either directly and/or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million and, on December 23, 2010 we paid R$50.8 million. The price remainder equivalent to R$ 52.2 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 first issue warrants.

Consequently, we are either directly or indirectly the owners of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding capital stock. It should be noted that acquiring shares does not imply any change in control of BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to reflect the sale of the shares owned by Tarpon and its affiliates. Likewise, due to the transaction, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

Sale of “La Juanita” Farm. On September 3, 2010, we sold “La Juanita” farm located in Trenque Lauquen, Province of Buenos Aires. The purchase price was US$18.0 million, of which US$ 4.5 million was collected on August 6, 2010, upon executing the agreement of purchase; US$ 12.5 million was collected upon executing the title deed and the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, will be paid on January 10,

2011. The transaction also included a loan for use agreement in our favor through January 10, 2011, on certain portions of the building, seeking to continue until such date with the productive activities carried out at the establishment.

Issuance of Series III and IV non-convertible notes. On July 16, 2010, we issued the Series III non- convertible notes (“Series III”) for an aggregate amount of Ps.35,6 million, maturing 21 months from its issuance date, at a Badlar Privada rate plus 400 basis points. On the same date we issued Series IV non- convertible notes (“Series IV”) for an aggregate amount of US$17.8 million equivalent to Ps.70.2 million, with a maturity date 24 months from its issuance date, at an annual fixed rate of 7.75%.

Building located at 183 Madison Avenue, New York, NY. On August 26, 2010, IRSA among other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY in one of Manhattan’s most prominent neighborhoods, known as “Midtown South”. The building has approximately 22,893 square meters of leasable area, and, as of September 30, 2010, its occupancy rate exceeded 72%.

On August 30, 2010, IRSA transferred US$ 7.3 million to the seller for the execution of the purchase agreement.

On December 15, 2010 IRSA reported that the acquisition was closed, through our subsidiary Rigby 183 LLC (“Rigby 183”), in which IRSA has an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was U$S85.1 million, su of which U$S45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, IRSA informed that it is currently negotiating the sale of the 8% interest in Rigby 183 held by RES.

Investment in Lipstick Building, New York, United States. On August 4, 2010, IRSA transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$ 2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

Payment of Cash Dividend. On November 19, 2010, IRSA paid to its shareholders a cash dividend for the fiscal year ended June 30, 2010 of the sum of Ps.120.0 million equivalent to 20,796976237% of its outstanding capital.

Sale of Alto Palermo’s Notes. On October 12, 2010, IRSA reported that sold in the secondary market, treasury held Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39,6 million. As a result of such sale, IRSA received a total income of US$ 38,07 million.

Solares de Santa María, Ciudad de Buenos Aires, (formerly Santa María del Plata). In early September 2010, IRSA through its subsidiary E-Commerce Latina S.A. acquired 100% of the capital stock of Unicity S.A. for the sum of US$ 2.5 million. Unicity’s main asset is a 10% interest in the capital stock of Solares de Santa María S.A., which acquisition was particlly financed with funds IRSA lended to Unicity S.A.. On September 28, 2010, such outstanding balance of US$9.1 million was capitalized and received 36,036,000 shares representing 88.61% of Unicity S.A.’s capital stock, being held by E-Commerce the remaining 11.39%.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in Alto Palermo. On October 15 2010, IRSA executed the option to acquire of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The purchase price was US$ 126 million, of which US$ 6 million were paid by IRSA at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the purchase price. As a consequence of this transaction IRSA increased its interest in Alto Palermo from 63.35% to 94.9% of Alto Palermo’s capital stock.

Investment in Hersha Hospitality Trust. On October 22, 2010, IRSA through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by IRSA, acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition IRSA’s interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Issue of Notes. On July 20, 2010, IRSA issued U$S 150.0 million of its 11.5% non-convertibles notes due 2020 under its global note program for the issuance of notes in one or more series up to an aggregate principal amount of US$ 400.0 million. The issue price was 97.8% of the nominal value of the notes.

Sofora Offer. During this fiscal year, IRSA participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, we submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo’s Notes purchased by us.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Acquisition of TGLT Shares: On November 4, 2010, Alto Palermo acquired the amount of 5,214,662 registered non-endorsable common shares, of TGLT S.A. (“TGLT”) for a total consideration of Ps.47.1 million.

Sale of Beruti Plot to TGLT: On October 13, 2010, Alto Palermo entered into a sale and purchase agreement with TGLT in order to transfer the property we own, located at 3351/3359 Beruti steet between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires. In the aforementioned property TGLT intends to build an apartment building with both residential and commercial parking spaces. The agreed price fot this transaction was US$17.8 million. As consideration for the transfer of the Property TGLT has agreed to transfer Alto Palermo: (i) a number of residential units to be determined, representing 17.33% of the total square meters of the residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10.7 million to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT completed the initial public offering of its shares on the Bolsa de Comercio de Buenos Aires, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Conversion of Alto Palermo’s Convertible Notes: On October 7, 2010, Alto Palermo reported that two holders of its Convertible Notes exercised their conversion rights. Hence, Alto Palermo issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and canceled Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, Alto Palermo’s capital stock increased from Ps. 78,206,421.4 to Ps. 125,960,841.1 and the number of outstanding shares increased from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Payment of Alto Palermo’s early dividend: On October 7, 2010, Alto Palermo’s board of directors approved the payment of an early dividend in cash for an amount of Ps. 113 million or Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15, 2010.

Sale of notes of Alto Palermo. On October 12, 2010, IRSA reported that it has sold in the secondary market, its Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million. As a result of such sale, the Company received a total income of US$ 38.1 million.

Sale of Tarshop: On August 30, 2010, the Central Bank approved Alto Palermo’s sale of 80% of Tarshop’s capital stock to Banco Hipotecario. As a result, on September 13, 2010, Alto Palermo transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price was U$S 26.8 million. Inmediately after the sale, Alto Palermo’s interest in Tarshop was 20% of Tarshop’s capital stock.

Paraná Plot: On August 12, 2010 Alto Palermo executed a preliminary purchase agreement in order to acquire a plot of land in Paraná, Entre Ríos. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million were paid as advance payment on July 14, 2009; and ii) US$ 0.1 million were paid upon execution of the preliminary purchase agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We, through our subsidiary Alto Palermo and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which Alto Palermo would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to Alto Palermo an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to Alto Palermo a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to Alto Palermo US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which Alto Palermo notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and Alto Palermo totals US$ 5.9 million.

On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rescinds abovementioned agreement.

San Miguel de Tucumán Plot: On March 15, 2010 alto Palermo executed an offer for the purchase, build and operate a shopping center in a plot of land owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedents that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Shopping Neuquén Project. Alto Palermo’s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions; both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. Works would have to commence within 90 days as from the registration date of the new plan.

The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

Shopping Neuquén filed the work plans for the first stage of the project (which includes the construction of the shopping center and hypermarket), obtained the consents required for commencing works, and on July 5, 2010 it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of works. In case of default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén S.A. sold by the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén is currently evaluating the procedural recourse to be filed.

Acquisition of “Soleil Factory” Shopping Center’s. On July 1, 2010, APSA and INC S.A. (“INCSA”), an unrelated party, executed the final instrument for the partial transfer of business whereby INCSA transferred the business of the commercial center known as “Soleil Factory”, becoming operational on such date. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

Torres Rosario Project, City of Rosario, Province of Santa Fe. Alto Palermo owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, two of the plots had been bartered (plots 2-G and 2-H). During the Fiscal year 2010 Alto Palermo sold the lots designated as 2 A and 2 E.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, Alto Palermo executed with Condominios del Alto S.A. a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011. During fiscal year 2010 Alto Palermo sold the lots designated as 2-A AND 2-E.

Item 9.	The offer and listing.

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and NASDAQ under the trading symbol “CRESY.” As of June 30, 2010 our authorized capital stock consisted of 501,560,508 common shares, Ps.1.00 par value per share.

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

On December 29, 2009, Cresud reported that due to the pro rata allotment of its shares among its shareholders, made on November 23, 2009, the terms and conditions of the outstanding warrants for common shares of Cresud, have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the allotment: 0.33333333;

•	Ratio after the allotment (current): 0.35100598.

Warrant exercise price per new share to be issued:

•	Price previous to the allotment: US$ 1.6800;

•	Current price after the allotment: US$1.5954.

The other terms and conditions of the warrants remain the same.

As of June 30, 2010, 2,354,086 warrants had been exercised, which resulted in, 785,763 shares of common stock being issued. As of June 30, 2010, there were 177,645,914 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2003 through December 2010. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2005 through December 2010. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	6,259,694	13.49	8.82
2nd Quarter	1,481,509	5.54	4.65	5,371,047	14.80	12.02
3rd Quarter	3,059,016	6.00	4.42	6,839,050	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,531,549	6.00	3.41	22,210,913	15.89	8.82
June 2010	430,605	5.11	4.70	1,337,565	12.83	11.55
July 2010	715,302	5.25	4.85	1,097,238	13.41	12.19
August 2010	984,221	5.64	5.23	1,419,989	14.20	13.21
September 2010	1,151,623	6.55	5.65	2,214,680	16.58	14.16
October 2010	1,149,092	7.70	6.56	3,350,705	19.74	16.47
November 2010	584,417	5.85	4.91	2,148,159	14.45	13.04
December 2010 (through December 15, 2010)	411,901	7.67	7.52	1,460,701	19.00	18.65

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2009	2010
Market capitalization (Ps.billion)	1,751.13	1,607.88
Average daily trading volume (Ps.million)	39.97	45.59
Number of listed companies	110	105

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2010, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2010, approximately 7,50% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, 102,98 % increase in 2009 and a 8,36 % decrease for the six month period ended June 30, 2010. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

•	In the event of liquidation, dissolution or winding-up of our company, our assets are

•	to be applied to satisfy its liabilities; and

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

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

As used herein, the term, “U.S. Holder” means a beneficial owner of common shares, or ADSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States , any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying common shares that are represented by the ADSs. Accordingly, deposits or withdrawals of our common shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

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

With respect to non-corporate United States investors, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you, have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or common shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Passive Foreign Investment Company Rules

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2010. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would also need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of each such taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such common shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified securities exchange or the Internal Revenue Service consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of a common share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

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

Our shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by the Company.

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

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefor, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common share rights, ADS rights, common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

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

As of June 30, 2010 we had current investments of Ps.279 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

As of June 30, 2010 we had a long position in FX non delivery Forwards of US$14.1 million with an average price of 4.1129 Ps. per US$ and an average tenor of 90 days and a short position in FX non delivery Forwards of US$7.03 million with an average price of 4.0173 Ps. per US$ and an average tenor of 11 days.

	As of June 30, 2010 Expected contractual maturity date (U.S.$. Equivalent in millions) (4)							Average Interest Rate
	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total (2)
Floating Rate Debt (US$)
Principal Payment and accrued interest (3)	9.0	—	—	—	—	—	9.0	Floating
Principal Payment and accrued interest	31.8	—	—	—	—	—	31.8	Floating
Floating Rate Debt (Pesos) (1)
Principal Payment and accrued interest	75.0	—	—	—	—	—	75.0	Floating

(1)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(2	Includes accrued interest.
(3)	Corresponds to the Notes due 11/10/2009
(4)	Seller financing not included

Sensitivity to Exchange Rates and Interest Rates

We estimate, based on the composition of our balance sheet as of June 30, 2010, that every variation in the exchange rate of Ps.0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps.4.08 million of our consolidated financial indebtedness.

We estimate, based on the composition of our balance sheet as of June 30, 2010, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps. 2.95 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness, on the other hand, every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Dollars would result in a variation of approximately US$ 0.41 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

Futures and Options

At June 30, 2010, we had outstanding futures, forwards and options as follows:

Cereal / Currency	Tons	Deposit/Cost (Ps.)	Premium paid or (collected)	Option Market Value as of 06/30/10 (Ps.)	Market Value (loss) for valuation at year-end at fair value
Futures
Purchase
			—	—
			—	—
US$	—	—	—	—	(a)	(178)
Sell
Corn	4,600	125				(97)
Soybean	30,000	1,167				(121)
US$	—		—	—	(b)	511
Options
Purchase
Call
Soybean	22,200	1,248	(678)	(555)		123
Corn	2,000	71	(39)	(40)		(1)
Total	58,800	2,611	(717)	(595)		237

a)	Corresponds to a future of purchase of US$ 2.7 million in Standard Bank with mature date on July 30, 2010. Losses generated as of June 30, 2010 are included in Financial Results, net of the Statement of Income.
b)	Corresponds to a future sell of US$ 9.8 million composed: (i) US$ 2.7 million in Standard Bank with mature date on July 30, 2010(ii) US$ 7.1 million in Banco Santander Rio with mature date on December 15, 2010. Gain generated as of June 30, 2010 is included in Financial Results, net of the Statement of Income.

The deposits/costs on open futures and options as of June 30, 2010, were Ps.2.6 million, and futures generated an unrealized profit of Ps.0.1 million. The premiums paid for open options as of June 30, 2010, were Ps.0.7 million; the market value of such options was of Ps.0.6 million. The options resulted in an unrealized profit of Ps.0.1 million. The total unrealized profit on open futures and options was Ps.0.2 million as of June 30, 2010.

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

As of June 30, 2010, the balance of brokerage transactions carried out under secured agreements that were pending delivery within the agreed contractual terms, amounted to Ps.9,498.

As of June 30, 2010, there are no unfulfilled contracts in which futures and Opciones.Com SA has been claimed in its capacity as guarantor.

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

The following discusses IRSA’s exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of these Form 20-F. Uncertainties that are either nonfinancial or no quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

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

As of June 30, 2010 IRSA had current investments of Ps.259.2 million. In view of the nature of its total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

IRSA is also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

Foreign Exchange Risk

Foreign currency exchange rate fluctuations could impact IRSA´s cash flow in Pesos, since some of its products and inputs are payable in U.S. Dollars.

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

IRSA’s Indebtedness

	As of June 30, 2010
	Expected contractual maturity date (5)
	FY2011	FY2012	FY2013	FY2014	FY2015	Thereafter	Total	Fair Value (6)	Average Interest Rate
	(U.S.$ Equivalent in millions)
Fixed rate debt (US$):
Principal payment and accrued interest (1)	5.19					150.01	155.20	145.46	8.5%
Principal payment and accrued interest (2)	12.16	6.72	6.72				25.59	25.59	11.6%
Floating rate debt (Pesos)(3):
Principal payment (4)	89.49						89.49	89.49	11.30%

(1)	Corresponds to the notes due 2017.
(2)	Dollar-denominated bank loan.
(3)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(4)	Corresponds to short term bank loans.
(5)	Seller financing not included.
(6)	Includes accrued interest.

APSA’s Indebtedness

	As of June 30, 2010
	Expected contractual maturity date (10)
Significant liabilities	FY2011	FY2012	FY2013	FY2014	FY2015	Thereafter	Total	Fair Value (9)	Average Interest Rate
	(U.S.$ Equivalent in millions) (8)
Fixed rate debt (US$) :
Principal payment and accrued interest(2)	2.1			47.2			49.3	321.0	10%
Principal payment and accrued interest(3) (8)	1.3					120.0	121.3	110.5	7.88%
Principal payment and accrued interest (4)	6.6						6.6	6.6	6.75%
Principal payment (5)	0.03						0.03	0.03
Fixed rate debt (Ps.)(1):
Principal payment and accrued interest(6)(8)	11.4	11.2					22.6	20.3	11%
Variable rate debt (Ps.)(1):
Principal payment and accrued interest(7)	14.4						14.4	14.4	12.90%
Principal payment (5)	12.4						12.4	12.4

(1)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(2)	Corresponds to convertible notes.
(3)	Corresponds to the series I notes due 2017. Debt issuance cost not included.
(4)	Corresponds to the series IV notes due 2011.
(5)	Corresponds to short term bank loans.
(6)	Corresponds to the series II notes due 2012.
(7)	Corresponds to the series III notes due 2011.
(8)	Repurchased notes have not been deducted.
(9)	Includes accrued interest.
(10)	Seller financing not included.

Sensitivity to Exchange Rates and Interest rates

As of the date of Annual Report, IRSA has floating rate debt and an upward shift of 100 bps in the general interest rate level would imply an increase of Ps.3.52 million in IRSA’s interest expense. In addition, an upward shift of 100 Bps in the general interest rate level would imply an increase of Ps.0.57 million in Alto Palermo’s interest expense from short term floating debt and an increase of Ps.0.49 million in Alto Palermo’s interest expense from its floating rate notes.

On the other hand, as of the date of this annual report IRSA’s outstanding indebtedness represented by its notes due 2017 accrues interest at a fixed rate of 8.5% per year. As of June 30, 2010, the fair market value in Pesos equivalent of these notes was Ps.571.8 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 bps in the general interest rate level would imply a decrease of 4.4% in its fair market value. In addition, Alto Palermo’s Series I fair market value tends to drop 4.7% and Series II 0.7% per 100 Bps of increase in interest rate levels.

Besides, a change of 1% in Ps. / US$ exchange rate would imply a Ps.5.9 million change in the Peso equivalent of our debt face value and would increase IRSA’s interest expenses in Ps.0.5 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps.4.7 million change in the Peso equivalent of Alto Palermo’s debt face value and would increase its interest expense in Ps.0.4 million annually.

IRSA is also exposed to changes in interest rates as a result of Tarshop’s retained interests in securitized credit receivables, whose fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at the time of issuance.

Both TDFs “A” and “B” have different cap floor settings in order to mitigate interest rate exposure. Regarding to the fair value calculation, revolving series have less interest rate risk than non revolving series.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Item 12.	Description of securities other than equity securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of ADSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

The Depositary has agreed to reimburse or pay on behalf of the Company, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 for an amount of US$340,750.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the receipts or deposited securities or distribution, whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as from time to time be in effect for the registration of transfers of shares generally on the share register of the Company and applicable to transfers of shares to the name of the Depository or its nominee or the custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and fax transmission expense, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency, (5) a fee of not in excess of US$5.00, per 100 ADS (or portion) for the execution and delivery of receipts under certain sections of the depositary agreement, (6) a fee not in excess of US$0.20 per ADS (or portion) for any cash distribution.

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

A. DISCLOSURE, CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2010. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2010.

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

Management assessed the effectiveness of the our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2010, our internal control over the financial reporting was effective.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2010 and 2009, we were billed a total amount of Ps. 6.03 million and Ps. 6.69 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During fiscal year ended June 30, 2010 and 2009 we were billed a total amount of Ps. 0.03 million and Ps. 1.26 million respectively for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2010, we were not billed for other fees for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. And during the fiscal year ended June 30, 2009 we were billed a total amount of Ps.0.17 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2010 and 2009, we were billed a total amount of Ps. 0.34 million and Ps. 0.01 million, respectively, for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis;

•	Verify the independence of the external auditors;

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

During fiscal year 2009, purchases of own shares amounted to 30,000,000 common shares, for which the Company paid US$ 21.0 million and Ps.1.7 million, thus fulfilling the terms and conditions of the share repurchase plan. As a result, by end of Fiscal Year 2009 the Company’s investment in own shares amounted to 5.98% of total capital stock.

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

On November 13, 2009, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 29, 2009, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 25,000,000 of our own ordinary shares, acquired by us during the fiscal period 2008-2009. The allotment of shares was calculated over the outstanding capital stock up to October 29, 2009 of Ps-471,538,610 (0.05301792784 shares per ADR). The treasury shares were duly distributed and allotted. As a result of the calculation of the allotment, the fractions were settled in cash. 754 shares were not distributed, which are held as treasury shares.

As a result, as of June  30, 2010 our investment in own shares amounted to 1.0% of our total capital stock.

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

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ -listed non-US companies that are categorized as “Foreign Private Issuers” and may follow home country corporate governance practice in lieu of the requirements of Rule 5615(a)(3), provided that the foreign private issuer complies with certain mandatory sections of Rule 5615(a)(3), discloses each requirement of Rule 5615(a)(3)that it does not follow and describes the home country practice followed in lieu of such requirement.

The requirements of Rule 5615( a)(3) and the Argentine corporate governance practice that we follow in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5250(d) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange within 42 calendar days following the close of each fiscal quarter. The Buenos Aires Stock Exchange publishes the annual reports and interim reports in the Buenos Aires Stock Market Bulletin and makes the bulletin available for inspection at its offices. In addition, we provide our shareholders annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 5605(b)(1),, we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
requires that public companies in Argentina must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 5605(b)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 5605(b)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers. Also, it is mandatory for public companies to form a supervisory committee (composed of “syndics”) which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 5605(d)(B) - Compensation of Officers.	In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e) - Nomination of Directors.	In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5605(c)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of our audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter. We believe that we are in compliance with the requirements for audit committee charters provided for in the Sarbanes Oxley Act.

Rule 5605(c)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, hawse have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, hawse have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5620(c) - Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b) - Solicitation of Proxies.	In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora,

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest	In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-344.

Index to Financial Statements (see page F-1).

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.2**	Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated June 30, 2004.

4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated August 23, 2007.

4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5	Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Alto Palermo, dated March 12, 2010.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
**	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
***	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
*****	Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

/S/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer

Date: December 30, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Norberto Fabián Montero	(Partner)
Norberto Fabián Montero

Buenos Aires, Argentina
December 30, 2010

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2010 and 2009

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 31.f))	Ps.	80,919	Ps.	82,459
Investments (Notes 4.b), 7, and 31.f))		278,968		345,541
Trade accounts receivable, net (Notes 4.c), 7 and 31.f))		441,065		303,095
Other receivables (Notes 4.d), 7 and 31.f))		251,908		287,363
Inventories (Note 4.e))		400,521		139,197

		1,453,381		1,157,655

Non-Current Assets
Trade accounts receivables, net (Notes 4.c) and 7)		42,123		9,230
Other receivables (Notes 4.d), 7 and 31.f))		248,315		242,592
Inventories (Note 4.e))		204,218		251,529
Investments (Notes 4.b), 7 and 31.f))		1,900,070		1,358,605
Property and equipment, net (Note 31.a))		3,290,221		3,309,998
Intangible assets, net (Note 31.b))		88,585		55,187

		5,773,532		5,227,141

Negative goodwill, net (Note 4.f))		(389,025)		(408,740)

		5,384,507		4,818,401

Total assets	Ps.	6,837,888	Ps.	5,976,056

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 31.f))	Ps.	403,743	Ps.	339,894
Mortgages payable, net (Notes 4.h) and 7)		—		1,930
Short-term debt (Notes 4.i), 7 and 31.f))		1,059,736		536,888
Salaries and social security payable (Notes 4.j) and 7)		61,484		41,754
Taxes payable (Notes 4.k) and 7)		108,558		155,952
Advances from customers (Note 4.l))		216,464		97,386
Other liabilities (Notes 4.m) and 7)		75,842		136,057
Provisions for lawsuits and contingencies (Notes 7 and 31.c))		2,890		4,051

		1,928,717		1,313,912

Non-Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 31.f))		23,368		89,193
Advances from customers (Notes 4.l) and 7)		90,393		150,357
Long-term debt (Notes 4.i), 7 and 31.f))		853,166		866,700
Taxes payable (Notes 4.k) and 7)		273,963		224,529
Other liabilities (Notes 4.m) and 7)		65,372		76,676
Provision for lawsuits and contingencies (Notes 7 and 31.c))		9,708		5,823

		1,315,970		1,413,278

Total liabilities		3,244,687		2,727,190

Minority interest		1,625,008		1,435,982

SHAREHOLDERS’ EQUITY		1,968,193		1,812,884

Total liabilities and shareholders’ equity	Ps.	6,837,888	Ps.	5,976,056

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Agricultural production income (Note 10)	Ps.	217,721	Ps.	172,512	Ps.	159,821
Cost of agricultural production (Notes 10 and 31.e))		(201,957)		(210,443)		(115,750)

Subtotal - Gross Income (loss) from agricultural production		15,764		(37,931)		44,071

Sales – crops, beef cattle, milk, feed lot and others (Note 10)	Ps.	308,837	Ps.	237,424	Ps.	162,581
Sales of farmland (Note 10)		18,557		1,959		23,020
Cost of sales – crops, beef cattle, milk, feed lot and others (Notes 10 and 31.d))		(284,828)		(204,732)		(140,996)
Cost of farmland sales (Note 10 and 31.d))		(4,825)		(94)		(3,006)

Subtotal - Gross income from sales – Agricultural business		37,741		34,557		41,599

Sales and development of properties (Note 10)	Ps.	225,567	Ps.	278,107	Ps.	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 10)		1,111,673		737,173		—
Cost of sales and development of properties (Note 10 and 31.d))		(99,893)		(170,529)		—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 10 and 31.d))		(402,631)		(265,394)		—

Subtotal - Gross income from sales – Real Estate business		834,716		579,357		—

Gross profit (loss) – Agricultural business		53,505		(3,374)		85,670
Gross profit – Real Estate business		834,716		579,357		—

Total - Gross profit		888,221		575,983		85,670

Selling expenses (Note 31.g))		(219,454)		(212,482)		(14,497)
Administrative expenses (Note 31.g))		(239,678)		(134,664)		(26,104)
Gain from recognition of inventories at net realizable value		33,831		9,237		886
Unrealized gain (loss) on inventories (Note 4.n))		86,580		(408)		(2,343)
Net loss from retained interest in securitized receivables of Tarjeta Shopping		37,470		(22,263)		—

Operating income		586,970		215,403		43,612

Amortization of negative goodwill		43,721		32,344		—
Financial results generated by assets		39,396		173,531		(30,186)
Financial results generated by liabilities		(240,738)		(128,875)		(22,082)

Total financial results, net (Note 4.p))		(201,342)		44,656		(52,268)

Gain on equity investees		127,105		49,194		38,417
Other income and expenses, net (Note 4.o))		(19,651)		(16,448)		(4,092)
Management fee		(20,601)		(13,641)		(2,171)

Income before income tax and minority interest		516,202		311,508		23,498

Income tax and minimum presumed income tax		(145,952)		(92,682)		(284)
Minority interest		(184,844)		(94,210)		(266)

Net income for the year	Ps.	185,406	Ps.	124,616	Ps.	22,948

Earnings per share (Notes 3.ac) and 12):
Basic net income per common share	Ps.	0.38	Ps.	0.26	Ps.	0.06
Diluted net income per common share		0.34		0.23		0.06

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions										Retained earnings
Items	Common stock (Note 5)		Treasury stock		Inflation adjustment of common stock and treasury stock		Paid-in- capital		Total		Legal reserve		Reserve for new developments		Retained earnings		Translation differences		Total
Balances as of June 30, 2007	Ps.	309,577	Ps.	—	Ps.	166,218	Ps.	164,923	Ps.	640,718	Ps.	13,177	Ps.	120,100	Ps.	49,362	Ps.	1,599	Ps.	824,956
Conversion of notes into common stock		5,343		—		—		3,176		8,519		—		—		—		—		8,519
Exercise of old-warrants		5,855		—		—		5,306		11,161		—		—		—		—		11,161
Exercise of warrants		757		—		—		3,229		3,986		—		—		—		—		3,986
Issuance of common stock and warrants		180,000		—		—		711,052		891,052		—		—		—		—		891,052
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 10, 2007
- Legal reserve		—		—		—		—		—		2,468		—		(2,468)		—		—
- Cash dividends (Ps. 0.03 per share)		—		—		—		—		—		—		—		(8,250)		—		(8,250)
- Reserve for new developments		—		—		—		—		—		—		38,644		(38,644)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		—		(8,498)		(8,498)		—		—		—		—		(8,498)
Translation differences		—		—		—		—		—		—		—		—		16,464		16,464
Net income for the year		—		—		—		—		—		—		—		22,948		—		22,948

Balances as of June 30, 2008	Ps.	501,532	Ps.	—	Ps.	166,218	Ps.	879,188	Ps.	1,546,938	Ps.	15,645	Ps.	158,744	Ps.	22,948	Ps.	18,063	Ps.	1,762,338

Exercise of warrants		7		—		—		30		37		—		—		—		—		37
Transfer to retained earnings		—		—		—		—		—		—		(73,201)		73,201		—		—
Purchase of treasury stock		(30,000)		30,000		—		—		—		—		—		(73,201)		—		(73,201)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2008
- Legal reserve		—		—		—		—		—		1,147		—		(1,147)		—		—
- Cash dividends (Ps. 0.04 per share)		—		—		—		—		—		—		—		(20,000)		—		(20,000)
- Treasury stock dividends		—		—		—		—		—		—		—		476		—		476
Translation differences		—		—		—		—		—		—		—		—		18,618		18,618
Net income for the year		—		—		—		—		—		—		—		124,616		—		124,616

Balances as of June 30, 2009	Ps.	471,539	Ps.	30,000	Ps.	166,218	Ps.	879,218	Ps.	1,546,975	Ps.	16,792	Ps.	85,543	Ps.	126,893	Ps.	36,681	Ps.	1,812,884

Exercise of warrants		22		—		—		113		135		—		—		—		—		135
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 29, 2009
- Legal reserve		—		—		—		—		—		6,231		—		(6,231)		—		—
- Cash dividends (Ps. 0.12 per share)		—		—		—		—		—		—		—		(60,000)		—		(60,000)
- Attribution of treasury stock		24,999		(24,999)		—		—		—		—		—		—		—		—
- Reserve for new developments		—		—		—		—		—		—		58,385		(58,385)		—		—
Translation differences		—		—		—		—		—		—		—		—		29,768		29,768
Net income for the year		—		—		—		—		—		—		—		185,406		—		185,406

Balances as of June 30, 2010	Ps.	496,560	Ps.	5,001	Ps.	166,218	Ps.	879,331	Ps.	1,547,110	Ps.	23,023	Ps.	143,928	Ps.	187,683	Ps.	66,449	Ps.	1,968,193

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Cash flows from operating activities:
Net income for the year	Ps.	185,406	Ps.	124,616	Ps.	22,948
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and minimum presumed income tax		145,952		92,682		284
Depreciation and amortization		180,585		119,939		6,474
Minority interest		184,844		94,210		266
Gain on equity investees		(127,105)		(49,194)		(38,417)
Unrealized (gain) loss on inventories		(86,580)		408		2,343
Gain on the sale of fixed assets		(21,694)		231		1,336
Accrued expenses and allowance for doubtful accounts		87,053		102,230		9,298
Financial results		(4,455)		164,522		1,651
Gain from recognition of inventories at net realizable value		(33,831)		(9,237)		(886)
Amortization of negative goodwill		(43,721)		(32,344)		—
Result from barter of inventories		—		(2,867)		—
Net gain from repurchases of non-convertible notes		—		(176,566)		—
Right to exercise the put option		—		(44,877)		—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable, leases and services		(143,336)		(122,966)		8,381
Increase in other receivables		(47,753)		(158,150)		(20,407)
(Increase) decrease in inventories		(36,908)		92,991		(71,089)
Increase in intangible assets		(2,391)		(12,612)		—
Increase trade accounts payable		25,105		51,101		15,127
(Decrease) increase in salaries and social security payable, taxes payable and advances from customers		(93,540)		53,742		5,972
Increase (decrease) in accrued interest		6,228		(1,184)		23,339
Decrease in other liabilities		(6,250)		(38,263)		(5,722)

Net cash provided by (used in) operating activities		167,609		248,412		(39,102)

Cash flows from investing activities:
(Increase) decrease in investments		(4,526)		47,884		(12,111)
Collection from sale undeveloped plot of land		11,023		—		—
Dividends collected		6,486		3,240		2,709
Net proceeds from the sale of other property and equipment		5,328		1,217		1,109
Acquisition of undeveloped parcels of lands		(11,930)		(8,860)		—
Loans granted		438		(9,755)		—
Acquisition of farms and other property and equipment		(199,674)		(308,328)		(28,019)
Payment for acquisition of Arcos del Gourmet / Conil, net of cash acquired		(8,316)		171,481		—
Increase in equity investee and other investments		(311,295)		(123,042)		(86,518)
Advances for purchase of shares		(23,735)		—		—
Advances received from the sale of interest in Tarshop		19,951		—		—
Payment for increase in IRSA’s interest		—		(89,892)		(320,998)
Payment for acquisition for Tarshop’s Minority interest		(1,574)		—		—
Payment for non-compete agreement with the former minority shareholder of Trashop		(5,615)		—		—

Net cash used in investing activities		(523,439)		(316,055)		(443,828)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		46,220		34,652		—
Increase in common stock		—		—		881,117
Proceeds from old warrants and warrants		135		37		15,148
Dividends paid		(60,000)		(20,000)		(8,250)
Dividends paid by subsidiaries to minority to shareholders		(37,262)		(23,065)		—
Increase in loans		697,559		224,401		79,198
Decrease in short-term debt and long term debt		(321,498)		(210,586)		(45,687)
Repurchase of treasury stock		—		(73,201)		—
Cash paid for repurchase of non-convertible notes		(12,000)		(140,509)		—
Issuance of non-convertible notes		129,204		—		—
Decrease in mortgages payable		(1,930)		(1,791)		—
Acquisition of minority interest		(26,992)		(9,411)		—
Payment of seller financing		(93,629)		(22,294)		(3,693)

Net cash provided by (used in) financing activities		319,807		(241,767)		917,833

Net (decrease) increase in cash and cash equivalents		(36,023)		(309,410)		434,903
Cash and cash equivalents as of the beginning of the year		211,676		521,086		86,183

Cash and cash equivalents as of year-end	Ps.	175,653	Ps.	211,676	Ps.	521,086

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	167,364	Ps.	114,250	Ps.	18,482
Income tax	Ps.	45,073	Ps.	58,949	Ps.	4,353
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	3,242	Ps.	2,217	Ps.	1,914
Increase in minority interest through a decrease in other liabilities	Ps.	14,512	Ps.	84,160	Ps.	—
Increase in inventory through an increase in trade accounts payable	Ps.	—	Ps.	365	Ps.	—
Repayment of financial loans through issue of stock by exercise of conversion right	Ps.	—	Ps.	—	Ps.	8,519
Increase in interest in IRSA by a decrease in non-current investments (conversion of IRSA Convertible Notes)	Ps.	—	Ps.	—	Ps.	37,764
Increase in property and equipment through an increase in trade accounts payable	Ps.	4,996	Ps.	102,657	Ps.	—
Increase in non-current investments by translation	Ps.	33,885	Ps.	31,409	Ps.	—
Tax effect on deferred capital cost allocated to additional paid-in-capital	Ps.	—	Ps.	—	Ps.	9,935
Financial costs capitalized in property and equipment	Ps.	5,331	Ps.	86,962	Ps.	—
Undeveloped parcels of land transferred to inventory	Ps.	15,989	Ps.	5,305	Ps.	—
Financial costs capitalized in inventory	Ps.	1,932	Ps.	7,087	Ps.	—
Increase in undeveloped parcels of land through an increase in trade accounts payable	Ps.	—	Ps.	150	Ps.	—
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	Ps.	—	Ps.	5,445	Ps.	—
Increase in goodwill through a decrease in minority interest	Ps.	—	Ps.	7,410	Ps.	—
Decrease in current investments through an increase in other receivables	Ps.	8,402	Ps.	24,541	Ps.	—
Increase in current investments through an increase in other liabilities	Ps.	—	Ps.	2,739	Ps.	—
Increase in intangibles assets through a decrease in minority interest	Ps.	—	Ps.	1,137	Ps.	—
Decrease in advances from customers through a decrease in inventory	Ps.	—	Ps.	26,883	Ps.	—
Increase in inventory through a decrease in property and equipment	Ps.	43,984	Ps.	78,870	Ps.	—
Issuance of certificates of participation	Ps.	8,646	Ps.	20,608	Ps.	—
Decrease in undeveloped parcels of land through an increase in other receivables	Ps.	6,359	Ps.	279	Ps.	—
Increase in related parties interest through a decrease in other receivables	Ps.	8,838	Ps.	—	Ps.	—
Increase in non-current investments through a decrease in inventories	Ps.	1,076	Ps.	—	Ps.	—
Increase in inventories through an increase in advances from customer	Ps.	3,310	Ps.	—	Ps.	—
Increase in intangibles assets through an increase in other liabilities	Ps.	7,545	Ps.	—	Ps.	—
Increase in non-current investments through an increase in other liabilities	Ps.	13,209	Ps.	—	Ps.	—
Increase in minority interest through a decrease in short term debt	Ps.	1,310	Ps.	—	Ps.	—
Decrease in undeveloped parcels of land through an increase in other trade accounts receivables, net	Ps.	26,342	Ps.	—	Ps.	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Acquisition of subsidiaries companies
Cash and cash equivalents acquired	Ps.	13	Ps.	230,472	Ps.	—
Fair value non-cash asset acquired	Ps.	33,869	Ps.	4,645,695	Ps.	—
Fair value liability assumed	Ps.	(8,126)	Ps.	(2,781,143)	Ps.	—

Net assets acquired	Ps.	25,756	Ps.	2,095,024	Ps.	—

Minority interest	Ps.	(897)	Ps.	(852,615)	Ps.	—
Equity method previous to the acquisition	Ps.	—	Ps.	(715,398)	Ps.	—
Goodwill (negative goodwill)	Ps.	506	Ps.	(468,020)	Ps.	—

Purchase price	Ps.	25,365	Ps.	58,991	Ps.	—

Cash and cash equivalents acquired	Ps.	(13)	Ps.	(230,472)	Ps.	—
Sellers financing	Ps.	(14,782)	Ps.	—	Ps.	—
Advanced payments	Ps.	(2,254)	Ps.	—	Ps.	—

Net cash received	Ps.	8,316	Ps.	(171,481)	Ps.	—

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

Effective October 1, 2008, the Company started consolidating the accounts of IRSA after a series of acquisitions, which increased the Company’s ownership interest in IRSA to 54.01%. Accordingly, the consolidated statement of income for the year ended June 30, 2009 includes (i) the results of IRSA as an equity investee from July 1, 2008 through September 30, 2008; and (ii) the results of operations of IRSA consolidated into those of the Company for nine months from October 1, 2008 through June 30, 2009. The consolidated statement of income for the year ended June 30, 2008 is not comparable to either the June 30, 2009 or 2010 in this regard since it only includes the results of IRSA as it was an equity investee for the whole period.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of direct capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Subsidiaries (ii)	2010	2009	2008
IRSA	57.49%	55.64%	42.13%
Inversiones Ganaderas S.A. (“IGSA”)	100.00%	99.99%	99.99%
Futuros y Opciones.Com S.A (FyO.com)	64.30%	66.20%	68.10%
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	100.00%	99.99%	99.99%
Agrology S.A.	100.00%	99.99%	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Indirect ownership subsidiaries are excluded.

c) Proportionate consolidation

The Company follows Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”) in accounting for jointly controlled entities. RT No. 21 requires proportionate consolidation where effective joint control is exercised. Accordingly, these financial consolidated statements reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

c) Proportionate consolidation (continued)

A description of the investments in which Cresud exercises effective joint control, with their respective percentage of indirect capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30,
Investment	2010	2009	2008
Cresca S.A.	50%	50%	—
Liveck S.A.	50%	50%	—
Canteras Natal Crespo S.A.	50%	50%	—
Cyrsa S.A.	50%	50%	—
Metroshop S.A.	50%	50%	—
Puerto Retiro S.A.	50%	50%	—
Rummaala S.A.	—	50%	—
Baicom Networks S.A.	50%	—	—

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

e) Convenience translation

Solely for the convenience of the reader certain amounts included in the notes to the consolidated financial statements are expressed in Argentine Pesos, Brazilian Reais or US Dollars as the context requires. These translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars or Brazilian Reais, as applicable, at that or any other rate.

f) Acquisitions and development of businesses

The following is a description of the most significant acquisitions and development of businesses for the years ended June 30, 2010, 2009 and 2008 divided between the agricultural and real estate businesses:

Year ended June 30, 2010

A. Agricultural Business

Expanding business into the Republic of Paraguay

Under the Option Agreement described in Note 2.f) below, on March 19, 2010, Cresca purchased from Casado 3,614 hectares for US$1.3 million payable as follows: US$0.3 million paid on March 23, 2010; US$0.5 million were paid on December 1, 2010 and US$0.5 million, on March 1, 2011.

Finally, on June 29, 2010, the title deed was executed for 3,646 hectares.

Purchase of shares of IRSA

During the year ended June 30, 2010, the Company acquired 10,667,870 additional shares of IRSA for US$7.1 million, increasing the direct interest to 57.49% as of June 30, 2010.

Purchase of shares of BrasilAgro

During the year ended June 30, 2010, the Company acquired 2,395,400 additional shares of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) for US$15.2 million, increasing its equity interest to 23.24%.

Acquisition of additional interest BrasilAgro

On April 28, 2010, the Company entered into an agreement (the ¨Agreement”) with Tarpon (Founding Partner of BrasilAgro), to acquire BrasilAgro’s shares and warrants (9,581,750 shares and 64,000 first issue warrants and 64,000 second issue warrants) for a total purchase price of Brazilian Reais 131.4 million. The Agreement is subject to certain closing conditions including but not limited to implementation of an ADR program by BrasilAgro. The Company has granted a first degree pledge on certain amount of shares and warrants the Company has in BrasilAgro to secure the transaction.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Once the transaction is consummated, Tarpon will no longer be a shareholder in BrasilAgro. Notwithstanding this transaction, Mr. Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholders of BrasilAgro.

On October 20, 2010, the conditions precedents to closing have been fulfilled. Therefore, the transfers and their underlying rights have been consummated (Note 29).

Concession of rights and pledge to sell shares

During last quarter of year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro to a non related third party for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$7.15 per share sold or transferred.

B. Real Estate Business

Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA, through its indirect subsidiary Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$14.3 million. As part of the agreement, IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$30.8 million.

As of June 30, 2010 IRSA’s interest in Hersha amounts to 10.9%. Assuming the call option is exercised and IRSA’s interest is not diluted due to newly issued shares, IRSA’s interest in Hersha would be 14.4%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value (see note 29).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Acquisition of Tarshop’s shares

On October 30, 2009 Tarshop capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop from 93.439% to 98.5878%.

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$0.54 million, reaching the 100% of the shareholding as of June 30, 2010.

Non-Compete Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, Alto Palermo S.A. entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. Alto Palermo S.A. agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

Acquisition of Catalinas Norte plot of land

In December 2009 the Company acquired through a public auction an undeveloped plot of land of 3,649 square meters located in the area known as Catalinas Norte in the City of Buenos Aires for a total purchase price of Ps. 95.0 million fully paid as of June 30, 2010.

Option to acquire an interest in Alto Palermo S.A.

In January 2010, the Company entered into a purchase option for the acquisition of the 29.55% minority interest in Alto Palermo held by Parque Arauco S.A. (PASA) together with PASA’s interest in the Series I Convertible Notes issued by Alto Palermo.

The purchase option originally expired on August 31, 2010 and had been set at US$126.0 million. To secure the option, the Company paid a non-refundable amount of US$6.0 million to PASA as of June 30, 2010 (see note 29).

The Company exercised the option on October 21, 2010 cancelling the outstanding amount of US$120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of the date of issuance of these financial statements.

Acquisition of shares of Banco Hipotecario S.A. (BHSA)

IRSA acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million.

As of June 30, 2010, IRSA holds a 28.03% in BHSA (without considering treasury shares).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Tender Offer for the acquisition of Telecom Argentina

The Company participated together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora. Sofora indirectly holds the majority shareholding in Telecom Argentina, one of the major telecommunications carriers in Argentina. To that end, on June 4, 2010, the Company submitted an offer and a letter of credit for US$50.0 million for the benefit of Grupo Telecom Italia. The Company had guaranteed the offer through a pledge over the Company’s shares in Hersha and approximately US$43.5 million in APSA’s Negotiable Obligations. In later July 2010, Grupo Telecom Italia decided not to proceed with the sale of Sofora and the transaction was aborted. Any pledge was lifted.

Acquisition of real estate assets in Uruguay

In December 2009, the Company acquired from an unrelated party a parcel of land for US$1.9 million, of which US$0.3 million has been paid with the remaining balance to be settled through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of the units of Sector B.

In February 2010, the Company acquired parcels of land for US$1.0 million, of which US$0.15 million has been paid with the balance to be settled in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears as from December 31, 2009.

Acquisition of Torodur S.A.

In May 2010, the Company acquired Torodur S.A.’s, a shell company located in Uruguay, for de minimis consideration.

Acquisition of shares of Arcos del Gourmet S.A.

In August 2007, APSA paid US$0.6 million for an option to purchase an 80% interest in Arcos del Gourmet S.A. (“Arcos”), a APSA holder of a concession to exploit the old warehouses and adjacent spaces owned by the Organismo Nacional Administrador de Bienes del Estado (ONABE), a public entity created to administer certain public assets, mainly those pertaining to former national railway assets.

On November 27, 2009, the Company exercised the option and completed the acquisition of 80% of Arcos’s common stock for an aggregate purchase price of US$6.5 million, of which US$3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, the Company consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$0.4 million, of which Ps. 0.4 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

Acquisition of a commercial center business

On December 28, 2007, the Company had entered into an agreement with INCSA, an unrelated party, for the acquisition of the “Soleil Factory” shopping center business, for an aggregate purchase price of US$20.7 million, of which US$8.1 million had been paid. The transaction was subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$12.6 million would accrue fixed interest at 5% per year and be payable in seven annual and consecutive installments starting on the first anniversary of the signing of the contract.

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was set at US$1.3 million, of which US$0.05 million were paid on January 2, 2008. This transaction was subject to certain precedent conditions such the completion of the acquisition of the Soleil Factory described above.

These conditions were fulfilled on July 1, 2010 and the transaction was closed. (See note 29).

Purchase-Sale of Conil S.A.’s shares

On October 21, 2009, the Company acquired a 50% interest in Conil for US$0.3 million, fully paid as of June 30, 2010.

The main asset of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

Barter with Condominios del Alto S.A.

On November 27, 2008, APSA granted an unrelated party, Condominios del Alto S.A. (“Condominios”), an acquisition option through a barter agreement pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e. As part of the agreement, Condominios paid APSA US$34 and assumed certain obligations. Condominios. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios. up to the amount of US$1.0 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Panamerican Mall S.A. (PAMSA)

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, has developed a commercial venture comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in the City of Buenos Aires City. During May 2009, “Dot Baires” and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles.

Year ended June 30, 2009

A. Agricultural Business

Purchase of shares of BrasilAgro

The Company acquired 2,776,000 additional shares of BrasilAgro for Ps. 25.5 million in cash, increasing its equity interest from 14.39% to 19.14% as of June 30, 2009.

International expansion into Bolivia and Uruguay

As part of the Company’s business plans, the Company started its international expansion into Bolivia and Uruguay in order to replicate its agricultural business in those countries. Accordingly, the Company, formed several wholly owned entities in Bolivia and acquired one entity in Uruguay. These entities in Bolivia started acquiring land for agricultural exploitation.

In October 2008, the Company acquired Helmir S.A., a Shell Company located in Uruguay for the minimis consideration whose corporate purpose is broad.

Acquisitions of farmland in Bolivia

On July 28, 2008, the Company acquired several properties in Bolivia as further described below:

The Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million of which US$8.9 million was paid in cash. The outstanding balance will be paid without interests in February 15, 2011.

The Company acquired “San Cayetano” and “San Rafael” farms, 883 hectares and a 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.8 million of which US$6.9 million was paid in cash. The outstanding balance was paid on November, 2010.

The Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$8.6 million of which US$6.7 million was paid in cash. The outstanding balance was paid on November, 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Expanding business into the Republic of Paraguay

The Company initiated an international expansion in the agriculture and livestock businesses in South America. In this context, in September 2008, the Company entered into an agreement with Carlos Casado S.A. (“Casado”) to jointly conduct business in Paraguay. Casado is an unrelated Argentine company conducting business in Southern Paraguay.

The Company and Casado formed Cresca S.A. (“Cresca”), a company incorporated under the laws of Paraguay, where each party holds a 50% interest. In turn, the Company entered into a 10-year Advisory Agreement with Cresca (the “Agreement”) under which the Company advises Cresca on its agricultural, livestock and forestry business in Paraguay. Eventually, the agreement can be extended to cover up to 100,000 hectares of land in Paraguay to be purchased pursuant to an option granted by Carlos Casado to Cresca.

The Agreement can be automatically renewed for two additional 10-year periods at the end of the original term and subsequently renewed thereafter.

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

Investment in Cactus Argentina S.A.

The Company acquired an additional 24% in Cactus for total consideration of US$1.2 million. This amount was fully paid as of June 30, 2010.

B. Real Estate Business

Purchase of shares of IRSA

The Company acquired 78,181,444 additional shares of IRSA amounting to US$47.4 million, increasing its direct interest to 55.64% as of June 30, 2009.

Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of IRSA (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (ie. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA’s

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero as of June 30, 2010 and 2009 while recognized a liability of US$1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required. During the year ended June 30, 2010, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis (See Note 29).

Acquisition of shares of Banco Hipotecario

The Company acquired additional shares in BHSA for Ps. 107.6 million, of which Ps. 28.8 million were paid in fiscal year 2009 and the outstanding balance (Ps.78.8 million) was paid in July 2009. This transaction generated a gain of Ps. 133.0 million for the year ended June 30, 2009.

Acquisition of companies in Uruguay

In June 2009, IRSA acquired a 100% interest in Liveck S.A. (“Liveck”), a shell company located in Uruguay, for de minimis consideration.

Simultaneously, Liveck acquired a 90% interest in two companies, Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in the Canelones Department, Uruguay. The remaining 10% interest is held by a third party, Banzey S.A. (Banzey). IRSA intends to develop a residential and commercial complex.

The total price for the purchase of Zetol was US$7.0 million, of which US$2.0 million were paid as of June 30, 2009, while the outstanding balance is to be paid in 5 installments of US$1.0 million each plus interest at an annual interest rate of 3.5% within a maximum term of 93 months counted as from the date of acquisition of IRSA. Payment of Zetol shares may be settled at the option of the sellers through the transfer of title on the future units to be built on the site representative of 12% of the total marketable square meters.

The total price for the purchase of Vista al Muelle was US$0.83 million, of which US$0.5 million was paid as of June 30, 2009, while the outstanding balance is to be paid within a two-year period plus interest at an annual rate of 8%.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

Subsequently, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$1.3 million.

As part of the purchase of Zetol and Vista al Muelle, IRSA and Banzey entered into an agreement pursuant to which IRSA agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011 (see Note 29).

Purchase of Anchorena building

On August 7, 2008, the Company signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$2 million which has been paid on January 15, 2009 when the title deed was signed.

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

Barter with CYRSA S.A.

On July 21, 2008, APSA entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which APSA, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$5.9 million.

On December 17, 2010, the APSA and CYRSA entered into an agreement to nullify the rights and obligations assumed in the abovementioned transactions. CYRSA restored the building to the Company. Title deed’s still pending.

Paraná plot of land

On June 30, 2009, the Company signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. The Company intends to construct a shopping center on the site. On August 12, 2010, the agreement of purchase was executed. See Note 29 for subsequent events details.

Year ended June 30, 2008

Purchase of shares of BrasilAgro

During the year ended June 30, 2008, the Company acquired 4,086,800 additional shares of BrasilAgro for Ps. 84.0 million in cash, increasing its equity interest from 7.40% to 14.39%.

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

On June 30, 2008, the Company acquired the “Estancia Carmen” farm, a 10,910 hectare property located in the Province of Santa Cruz, Argentina for US$0.7 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Agrology S.A. and FyO Trading S.A.

In May 2008, the Company formed Agrology S.A. Agrology is a new venture that invests in financial instruments and manages equity interests in other companies.

Purchase of shares of IRSA

In September and November of 2007, the Company acquired 82.5 million shares of the common stock of its equity investee, IRSA, by (i) converting US$12.0 million of IRSA’s Convertible Notes into 22.0 million shares of IRSA’s common stock and (ii) exercising the warrants to acquire 60.5 million shares of IRSA’s common stock for US$39.6 million (Ps. 124.7 million). Further, the Company acquired an additional 45,019,910 shares of the common stock of IRSA for US$62.7 million (Ps. 196.3 million). All of these acquisitions increased the Company’s interest in IRSA from 25.01% to 42.13% as of June 30, 2008.

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

g) Dispositions

Year ended June 30, 2010

A. Agricultural Business

Sales of farms

On June 15, 2010, the Company sold the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca for US$4.8 million generating a profit of US$3.2 million.

As discussed in Note 14, the farm is subject to pending litigation. The Company committed to carry out all obligations derived from the possible conviction including court expenses. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

B. Real Estate Business

Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$11.8 million, of which US$1.94 million was collected as of June 30, 2010. The balance will be collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$2.1 million and (b) four consecutive, half-yearly installments of US$1.94 million each, plus an annual 14% interest rate on the outstanding balances. As of June 30, 2010, the Company collected US$1.05 million in advance of the first installment.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

g) Dispositions (continued)

Safe of equity interest in Tashop

On December 22, 2009 APSA reported the approval by its Board of Directors the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by Banco Central de la República Argentina (“Argentine Central Bank”) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. (See note 29).

Sale of Buildings

The Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

Sale of properties in Guaymallén (Mendoza) and Rosario

On March 26, 2010, the Company sold a building located in the district of Guaymallén, Province of Mendoza for US$0.3 million fully collected as of June 30, 2010.

On April 14, 2010, the Company sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$4.2 million, of which US$1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as “2E” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$1.4 million, of which US$0.3 million was collected as of June 30, 2010. The outstanding balance will be settled as follows: an amount of US$0.3 million due on September 30, 2010, upon transfer of title and an amount of US$0.7 million, plus interest at 14%. The lot was mortgaged in favor of the Company as collateral for the payment.

Year ended June 30, 2009

A. Agricultural Business

Land sales out of “El Recreo” and “Los Pozos” farms

On July 24, 2008, the Company sold 1,829 hectares out of the “El Recreo” farm, located in the Province of Catamarca for US$0.4 million. The buyer paid US$0.1 million in cash and the balance will be collected in two annual consecutive installments of US$0.12 million each. The balance accrues interest at LIBOR plus 3% per annum. This transaction generated a gain of US$0.3 million.

On April 7, 2009, the Company closed the sale of 1,658 hectares of the “Los Pozos” farm located in the Province of Salta, Argentina, for US$0.5 million.

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

i) Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company’s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company’s Board of Directors approved a plan for implementing IFRS. The Company is currently in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

j) Change in accounting policy related to statement of cash flows

The Company classified cash flows from purchases and sales of investments not considered to be cash equivalents as operating activities for the years ended June 30, 2009 and 2008. As part of the Company’s IFRS implementation efforts, for the fiscal year ended June 30, 2010, the Company changed this accounting policy to treat these cash flows as investing activities as permitted also by Argentine GAAP (Technical Resolution No 8). Therefore, the Company retroactively adjusted the prior years as follows:

	As of June, 2009		As of June, 2008
	As adjusted	As originally issued	As adjusted	As originally issued
Net cash provided by (used in) operating activities	248,412	299,536	(39,102)	(48,504)
Net cash used in investing activities	(316,055)	(367,579)	(443,828)	(434,426)
Net cash (used in) provided by financing activities	(241,767)	(241,767)	917,833	917,833

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements. When appropriate, each accounting policy is discussed in the context of the two main businesses of the Company: agricultural and real estate businesses.

a) Revenue recognition

•	Agricultural Business

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, feed lot operation (through its equity investee Cactus), and services and leasing of its farms to third parties and brokerage activities and sale of farms.

The Company follows RT No. 22 “Agricultural Activities” which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activities. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

RT No. 22 prescribes, among other things, the accounting treatment for biological assets during its biological transformation. RT No. 22 establishes a hierarchy of measurement for biological assets depending on their stage of development. For a description of the measurement principles applied to the various biological assets within inventories see Note 3 h.

RT No. 22 defines biological transformation as the processes of growth, degeneration, production, and procreation that cause “qualitative or quantitative” changes in a biological asset. Biological assets are defined as living plants and animals. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested produce of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

a) Revenue recognition (continued)

Under RT No. 22, the, statement of income shows the following line items relating to the agricultural activity:

•

Production Income: Production income is recognized when there is a qualitative or quantitative change in biological assets. As it relates to crops, production income is recognized when they are harvested. At the point of harvest and thereafter, harvested crops are measured at net realizable value, therefore, a gain is generally recognized for the difference between the cost recognized and net realizable value. Thus, under RT No. 22, gains are recognized when crops are harvested rather than when they are sold. As it relates to cattle, production income is recognized, for example, when a calf is born or there is a change in weight. Cost of Production: Cost of production consists of costs directly related to the transformation of biological assets and agricultural produce. As it relates to crops, costs are capitalized as incurred. At the point of harvest, costs are recognized in the income statement to match production income. As it relates to cattle, costs are recognized in the income statement as incurred;

•

Sales: Revenue from the sale of agriculture produce is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from cattle feeding operations primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed. Sales represent the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the respective markets at the point of sale. At the point of sale, the produce is measured at net realizable value, which generally reflects the sale price less direct selling costs, using the applicable quoted market price;

•

Cost of Sales: Cost of sales consists of certain direct costs related to the sales of agricultural produce other than selling expenses. The cost of sales represents the recognition as an expense of the produce held in inventory valued at net realizable value. Therefore, based on the description in sales and this line item, the amount of sales is generally equal to the cost of sales plus direct selling expenses. Based on this, the Company generally does not recognize any significant additional profit upon selling the inventory beyond the gains or losses recognized within the line item “unrealized gain (loss) on inventories”;

•

Unrealized gain (loss) on inventories: Under RT No. 22, gains or losses that arise from measuring harvested produce and cattle at net realizable value are recognized in the statement of income in the period in which they arise. In addition, this line item generally includes gains or losses from futures and options contracts on agriculture produce. Revenue from the sale of farms is recognized when all of the following criteria are met:

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

The Company through its subsidiary, IRSA, derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations and consumer financing.

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

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2010, 2009 and 2008 the majority of the tenants were charged with the Percentage Rent.

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

APSA also charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

APSA also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

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

Consumer Financing

IRSA, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by IRSA; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis. See Note 20 for details on Securitization activity. After the sale of 80% of Tarshop in September 2010, IRSA maintains a 20% interest in the company’s business.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b) Cash and cash equivalents

For purposes of the Consolidated Statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents. Cash equivalents consist of time deposits on mutual funds with original maturities of less than three months at date of purchase. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

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

Equity investments

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

As of June 30, 2009, IRSA had a 21.34% equity interest in Banco Hipotecario S.A. (“BHSA”) (without considering treasury shares). During this year, IRSA acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010. After the above mentioned purchases, as of June 30, 2010, IRSA has 28.03% of the shares of BHSA (without considering treasury shares). IRSA also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

e) Investments (continued)

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments, IRSA has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

Metropolitan 885 Third Ave LLC (“Metropolitan”)

The Company, through IRSA, holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.f) for details.

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

During the years ended June 30, 2002 and 2003 IRSA recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item “Unrealized gain (loss) on inventories” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amount to Ps. 50 and Ps. 50 for the years ended June 30, 2010 and 2009, respectively. See Note 3.p) for details on accounting for impairment losses.

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

The following is a description of each group of biological assets, categorized by stage of biological transformation:

Biological assets which have not attained significant biological growth are measured at cost less any impairment losses. Capitalized expenses for growing biological assets include land preparation expenses and other direct production expenses including but not limited to labor costs, seeds, fertilizers and agrochemicals, vaccines, fuel and others.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

h) Inventories (continued)

The Company distinguishes between consumable and bearer biological assets. “Bearer” biological assets are those assets capable of producing more than one harvest, for example livestock from which milk is produced or breeding cattle. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale.

Bearer biological assets are measured at replacement cost. Consumable biological assets in the form of unharvested crops are measured at cost less any impairment losses. Consumable biological assets in the form of livestock held for sale or to be slaughtered for meat production are measured at net realizable value at year-end. Net realizable value is based on the prices relevant in the respective markets less selling costs.

Harvested produce is measured at net realizable value. Net realizable value is represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

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

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amount to Ps. 157 and Ps. 1,029 as of June 30, 2010 and 2009, respectively. See Note 3.p) for details on accounting for impairment losses.

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

Rental properties (including office and shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. IRSA capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 5,331 and Ps. 86,452 for the years ended June 30, 2010 and 2009, respectively, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 IRSA recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Unrealized gain (loss) on inventories” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,532 and Ps. 3,891, as of June 30, 2010 and 2009, respectively.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

j) Intangible assets (continued)

Customer relationships

Represent the net present value of the future economic benefits related to the use of acquired customer base. This asset is amortized on a straight-line basis over a twelve year period.

Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

Above and below market leases an In-place leases

See Note 3.f) for details on accounting for these intangibles.

Concession rights

Represent Arcos’ concession right, which will be amortized over the life of the concession agreement upon commencement of operations.

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

l) Foreign currency assets and liabilities

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates. Assets and liabilities and income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Financial results, net” in the consolidated statements of income.

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

o) Provisions for allowances and contingencies

The Company provides for losses relating to accounts and mortgage receivables. The Company accrues losses when they are probable of occurring and estimable. When applicable the Company measures impairment on an individual basis, generally for larger balances of non-homogeneous receivables. When individually assessed, losses are accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. When applicable, an asset-specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

The Company collectively evaluates for impairment smaller-balance homogeneous loans, including residential mortgage loans. For purposes of a collective evaluation of impairment, mortgage receivables and consumer financing loans are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements).

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

p) Impairment of long-lived assets (continued)

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

x) Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Llao Llao Resorts (LLR) (Notes 2.f) and 14) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

y) Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 27,769 and Ps. 14,510 for the years ended June 30, 2010 and 2009, respectively.

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

a) Cash and banks

	As of June 30,
	2010		2009
Cash in banks	Ps.	69,893	Ps.	75,723
Collections to be deposited		5,944		2,751
Cash on hand		5,082		3,985

	Ps.	80,919	Ps.	82,459

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

b) Investments

	As of June 30,
	2010		2009
Current
Mutual funds (vii)	Ps.	153,699	Ps.	150,850
Time Deposits		—		15,156
Government bonds and notes
- Pre 2009 bonds		—		10,108
- Pro 2012 bonds		—		3,987
- Participation trust certificates (TDF) (v)		2,846		16,490
- Retained interests in securitized receivables (v)		124,671		136,231
- Allowance for impairment of CP (v)		(7,423)		(10,198)
- Global 2010 bonds		132		67
- Mortgage Bonds		918		1,198
Shares of public companies		4,075		21,603
Others investments		50		49

	Ps.	278,968	Ps.	345,541

Non-Current
Equity investments:
Agricultural business:
Agro-Uranga S.A.	Ps.	21,370	Ps.	20,203
Cactus Argentina S.A. (i)		2,071		14,047
Exportaciones Agroindustriales Argentina S.A.		5		99
Brasil Agro – Companhia Brasileira de Propiedades Agrícolas (ii)		289,919		212,274
Real estate business:
Banco Hipotecario S.A. (iii) (ix)		815,480		551,120
Banco Crédito y Securitización S.A.		5,996		5,127
Manibil S.A. (iv) (Note 15)		27,238		25,332
Hersha Hospitality Trust		204,553		—
Advances payments for the acquistions of shares		23,735		6,250
Undeveloped parcels of land (vi):
- Santa Maria del Plata		204,420		203,584
- Puerto Retiro (Note 15)		66,551		66,331
- Berutti Plot of land		54,237		54,018
- Caballito Plot of land (viii) (Note 15)		40,630		40,626
- Patio Olmos		33,218		33,218
- Pereiraola		—		24,157
- Torres de Rosario		14,230		18,641
- Espacio Aéreo Coto (Note 15)		14,672		14,672
- Plot of Land Zetol		14,348		13,116
- Canteras Natal Crespo		6,465		6,465
- Pilar		4,066		4,066
- Torres Jardin IV		3,038		3,038
- Vista al Muelle Plot of land (Note 15)		8,292		1,739
- Other undeveloped parcels of land		26,601		19,267
Other investments
Retained interests in securitized receivables (v)		18,458		22,900
Allowance for impairment of investments (v)		(1,165)		(1,891)
MAT (x)		90		90
Coprolán		21		21
Other investments		1,531		95

	Ps.	1,900,070	Ps.	1,358,605

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

(i)	As of June 30, 2010 includes Ps. 4,978 of goodwill and Ps. (4,978) of impairment of goodwill. As of June 30, 2009 includes Ps. 4,015 of goodwill.
(ii)	As of June 30, 2010 and 2009 includes Ps. 6,965 and Ps. 3,841 of goodwill, respectively. As of June 30, 2010 and 2009 includes Ps. (14,765) and Ps. (19,163) of negative goodwill.
(iii)	As of June 30, 2010 and 2009 includes Ps. 13,278 and Ps. 21,152 of goodwill, respectively
(iv)	As of June 30, 2010 and 2009, includes Ps. 10 of goodwill.
(v)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 20 for details).
(vi)	Shown net of allowances for impairment losses mentioned in Note 3.e)
(vii)	As of June 30, 2010 and 2009 includes an amount of Ps. 58,965 and Ps. 36,789, respectively, relates to investment in mutual funds which has not been considered as cash equivalents for purposes of the statement of cash flow. See Note 13 for additional details.
(viii)	This asset is restricted in relation to certain tax claims.
(ix)	As of June 30, 2010, includes Ps. 12,195 and Ps. 21,466 as goodwill and negative goodwill, respectively. As of June 30, 2009, includes Ps. 35,609 and Ps. 12,426 as goodwill and negative goodwill, respectively. Represents 420,455,493 shares with a quoted value at closing equivalent to Ps. 1.44 per share as of June 30, 2010 and 320,038,137 shares with a quoted value at closing equivalent to Ps. 0.85 per share as of June 30, 2009.
(x)	“Mercado a Término de Buenos Aires - Buenos Aires Board of Trade”

c) Trade accounts receivable, net

	As of June 30,
	2010		2009
Current
Consumer financing receivables	Ps.	245,538	Ps.	141,570
Leases and services receivables		64,603		79,097
Checks to be deposited		67,920		62,230
Pass-through expenses receivables (iii)		19,917		37,689
Debtors under legal proceedings (ii)		42,117		35,903
Trade accounts receivable – agricultural business		73,740		40,583
Receivables from the sale of properties (i)		19,867		20,319
Hotel receivables		11,186		7,713
Debtors from Tarjeta Shopping – collection agents		4,532		5,070
Related parties (Note 8)		6,500		2,400
Less:
Allowance for doubtful accounts (Note 31.c))		(114,855)		(129,479)

	Ps.	441,065	Ps.	303,095

Non-current
Consumer financing receivables	Ps.	25,824	Ps.	6,490
Leases and services receivables		998		2,691
Receivables from the sale of properties (i)		16,551		2,757
Less:
Allowance for doubtful accounts (Note 31.c))		(1,250)		(2,708)

	Ps.	42,123	Ps.	9,230

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

c) Trade accounts receivable, net (continued)

(i)	Includes fixed-rate mortgage from several borrowers. At June 30, 2010, the amount due from the largest individual borrower was Ps. 26,537 at a contractual interest rate of 14%.
(ii)	Comprised of Ps. 1.1 million and Ps. 1.3 million related to mortgage receivables and Ps. 40.9 and Ps. 34.6 related to leases receivables, as of June 30, 2010 and 2009, respectively.
(iii)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

d) Other receivables

	As of June 30,
	2010		2009
Current
Metropolitan put option	Ps.	48,461		44,877
Receivables from the sale of shares (i)		35,772		34,553
VAT receivable, net		50,994		32,601
Related parties (Note 8)		10,876		89,925
Prepaid expenses, excluding leases		41,003		25,869
Income tax advances and MPIT credit		9,992		21,987
Trust programs account receivables		5,427		6,782
Loans granted		859		5,424
Guarantee of defaulted credits		—		4,206
Outstanding tax on sales		9,013		3,318
Receivables for services of third offered in Tarshop´ business		4,880		2,746
Guarantee deposits (ii)		2,611		1,490
Pre-paid insurance		79		1,489
MPIT		1,056		923
Financial operations to liquidate		512		—
Premiums collected		—		742
Other tax credit		745		171
Prepaid leases		4,823		75
Expenses to be recovered		235		47
Receivables from stock holders in related companies		—		29
Others		24,570		10,109

	Ps.	251,908	Ps.	287,363

Non-Current
Deferred income tax (Note 11)	Ps.	66,245	Ps.	78,285
MPIT		97,025		65,967
VAT credit and prepaid income tax		65,088		65,575
Related parties (Note 8)		15,010		22,513
Prepaid Expenses		2,609		3,958
Mortgages receivables under legal proceeding (iii)		2,208		2,208
Allowance for doubtful accounts (iii) (Note 31.c))		(2,208)		(2,208)
Outstanding gross sales tax payable and others		935		1,989
Trust programs account receivables		—		999
Guarantee deposits		—		380
Income tax advances and tax credit (net of provision for income tax)		—		109
Prepaid leases		—		33
Others		1,403		2,784

	Ps.	248,315	Ps.	242,592

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

d) Other receivables (continued)

(i)	In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$10.6 million (on such date IRSA collected US$1.5 million of such amount). The balance became due in December, 2010 and it was supported by a pledge in favor of IRSA.
(ii)	As of June 30, 2010 and 2009 the balance is related to deposits required as collateral for derivative financial instruments operated by the Company (see Note 6).

Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, IRSA has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e) Inventories

	As of June 30,
	2010		2009
Current
Agricultural Business
Crops	Ps.	51,660	Ps.	49,258
Beef Cattle		16,053		18,279
Materials and others		37,619		26,898
Unharvested crops		26,807		13,006
Seeds and fodder		3,664		2,864
Real Estate Business
Credit from barter transaction of Caballito (Koad) (ii)	Ps.	27,115	Ps.	19,222
Horizons		211,397		—
Torres de Rosario		3,379		—
Rosario plot of land		8,728		—
Abril/Baldovinos		1,839		3,035
Credit from barter transaction of Benavidez (i)		5,777		2,119
Other inventories		6,483		4,516

	Ps.	400,521	Ps.	139,197

	As of June 30,
	2010		2009
Non-Current
Agricultural Business
Beef Cattle	Ps	141,602	Ps	77,828
Real Estate Business
Horizons	Ps	—	Ps	109,144
Credit from barter transaction of Caballito (CYRSA) (iii)		25,155		20,875
Credit from barter transaction of Caballito (Koad) (ii)		6,991		14,324
Torres de Rosario under construction		7,742		11,121
Credit from barter transaction of Benavídez (i)		6,222		9,633
Caballito plot of land		6,794		6,653
Pereiraola lots		8,200		—
Abril/Baldovinos		—		768
Other inventories		1,512		1,183

	Ps.	204,218	Ps.	251,529

(i)

In March 2004, IRSA (through its subsidiaries) sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$1.0 million in cash and (ii) 110 residential plots of the mentioned plot of

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

e) Inventories (continued)

land for an amount of US$3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$3 million. On December 22, 2009 DEESA delivered the residential lots and the mortage was lifted. On May 4, 2006, IRSA entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$7.5 million. As consideration for the transaction, Koad made a down payment of US$0.05 million and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$7.5 million and constituted insurance for US$2 million (which was reduced to US$1 million according to the barter agreement in relation to the work advance) and is going to constitute another one for US$0.5 million at the time the units are transferred. As of June 30, 2009, Koad had delivered 42 parking lots of the total stipulated. In addition, preliminary sales agreements were signed over 61 functional units. With these units recognized at net realization value, this transaction generated income for Ps. 4,839 during the fiscal year ended on June 30, 2010.

(ii)	See note 2.f)
(iii)	As of June 30, 2010, the Company entered into preliminary sales agreement by all of housing units and for which advances from customers were received and disclosed as “Advances from Customers” in the financial statements. Delivery of the housing units is scheduled for February 2011.

f) Goodwill and negative goodwill

	As of June 30,
	2010		2009
Goodwill
IRSA	Ps.	13,040	Ps.	12,596
Alto Palermo S.A.		10,865		11,821
Tarshop S.A.		—		6,032
Torre Bank Boston		5,033		5,195
Della Paolera 265 y Museo Renault		2,755		2,893
Fibesa S.A.		47		346
Conil S.A		507		—
Negative Goodwill
IRSA	Ps.	(360,477)	Ps.	(385,809)
Alto Palermo S.A.		(26,443)		(26,548)
Palermo Invest S.A.		(24,503)		(24,635)
Empalme S.A.I.C.F.A. y G.		(4,757)		(5,184)
Mendoza Plaza Shopping S.A.		(5,002)		(5,283)
Emprendimiento Recoleta S.A.		(90)		(164)

	Ps.	(389,025)	Ps.	(408,740)

g) Trade accounts payable

	As of June 30,
	2010		2009
Current
Suppliers (i)	Ps.	224,236	Ps.	191,122
Accruals		102,877		105,674
Related parties (Note 8)		2,815		6,961
Debt related to purchase of farms		25,181		35,098
Liabilities in kind “Horizons”		46,451		—
Others		2,183		1,039

	Ps.	403,743	Ps.	339,894

Non-Current
Suppliers (ii)	Ps.	11,210	Ps.	58,862
Debt related to purchase of farms		—		21,893
Related parties (Note 8)		12,158		8,438

	Ps.	23,368	Ps.	89,193

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

g) Trade accounts payable (continued)

(i)	As of June 30, 2010 and 2009, includes accounts payable to merchants for credit card operations of Ps. 124.7 million and Ps. 88.8 million
(ii)	As of June 30, 2009 includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López.

h) Mortgage payable

	As of June 30,
	2010		2009
Current
Mortgage payable Llao Llao	Ps.	—	Ps.	1,930

	Ps.	—	Ps.	1,930

i) Short-term and long-term debt

	As of June 30,
	2010		2009
Short-term debt:
Bank loans (i)	Ps.	253,990	Ps.	294,065
Bank overdrafts including accrued interests		609,075		166,651
Short-term debt (vii)		23,019		—
Bank loans from foreign financial institutions entities		4,921		788
Seller financing (iv)		15,920		28,895
IRSA Non-Convertible Notes – interest (ii)		15,393		14,839
Non-Convertible Notes Class II (v)		35,324		—
APSA Non-Convertible Notes 2011 (vi)		69,978		—
APSA Convertible Notes – Accrued interest (iii)		2,719		2,610
APSA Non-Convertible Notes 2012 (iii)		26,695		26,569
APSA Non-Convertible Notes – Accrued interest (iii)		2,702		2,471

	Ps.	1,059,736	Ps.	536,888

	As of June 30,
	2010		2009
Long-term debt:
IRSA Non-Convertible Notes (ii)	Ps.	440,670	Ps.	421,932
APSA Non-Convertible Notes 2017 (iii)		261,663		250,512
Bank loans (i)		52,767		76,611
APSA Convertible Notes (iii)		60,782		58,679
APSA Non-Convertible Notes 2012 (iii)		24,848		50,356
Seller financing (iv)		12,436		8,610

	Ps.	853,166	Ps.	866,700

(i)

As of June 30, 2010 and 2009 the balance primarily relates to several short-term loans granted by several domestic financial institutions. As of June 30, 2010 and 2009 these loans accrue interest at annual fixed interest rates ranging

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

i) Short-term and long-term debt (continued)

from 3.0% to 15.75% and from 7.5% to 19.9%, respectively. As of June 30, 2010 it includes the following loans: (a) Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to debt for purchase República building (See note 2.f)), (b) Ps. 19,023 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See note 2.f)), (c) Ps. 206,944 related to loans granted by different financial institutions (mainly Ps. 47,451 granted by Banco Santader Rio, Ps. 40,031 granted by Banco Nación, Ps. 30,726 granted by Banco Provincia, Ps. 21,269 granted by Banco Hipotecario and Ps. 15,545 granted by Banco Supervielle). As of June 30, 2009 it includes the following loans: (a) Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to debt for purchase República building (See note 2.f)), (b) Ps. 20,736 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See note 2.f)), (c) Ps. 1.246,521 as a current balance and Ps. 158 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 90,790 granted by Banco Nación, Ps. 45,234 granted by Banco Ciudad and Ps. 32,798 granted by Banco Provincia).

(ii)	In February 2007, IRSA issued US$150.0 million of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$200.0 million authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity. In May, 2008 the Company acquired nominal value 5,000 of IRSA Non-Convertible Notes, for an average weighted price of US$0.785 per Note, totaling US$4.1 million. During fiscal year 2009, the Company on its own and through its subsidiaries bought IRSA Non-Convertible Notes for US$28.2 million in par value at an average US$0.39 quoted price. As of June 30, 2009, these transactions generated a gain of Ps. 60,657 disclosed in Financial results, Generated by liabilities, in the Statement of Income. The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.
(iii)	In May 2007, APSA issued an aggregate amount of US$170.0 million of non-convertible notes (the APSA Non-Convertible Notes) under the Global Program for up to US$200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year beginning on November 11, 2007. Series II pay interest in cash semi-annually in arrears on June 11and December 11 of each year beginning on December 11, 2007. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. Since a portion of the Notes have been repurchased by the Company, cash disbursements for principal amortization and interest payment were lower.

During fiscal year 2009, the Company bought US$39.6 million of APSA Series I Notes and Ps. 46.5 million of APSA Series II Notes. The amount paid was US$21.2 million and US$8.2 million, respectively. Likewise, APSA re-purchased US$3 million of Series II Notes and US$5 million of Series I Notes. These transactions generated Ps. 115,909 income disclosed in Financial results, Generated by liabilities, in the Consolidated Statement of Income.

On July 19, 2002, APSA, issued an aggregate amount of US$50.0 million of Convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. As of June 30, 2010 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2010 and 2009 amounts to US$47.2 million, of which US$31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(iv)	As of June 30, 2010 the balance mainly includes: (a) Ps. 9,201 to the debt from acquisition of Zetol S.A. (See note 2.f); (b) Ps. 6,053 related to the debt of Tyrus for purchase of Banco Hipotecario S.A. shares and (c) Ps. 13,102 related to the debt for purchase of Arcos del Gourmet S.A. shares (Note 2.f). As of June 30, 2009 the balance mainly includes: (a) Ps. 15,626 as a current balance related to the debt for purchase Beruti plot of land which is guaranteed by a mortgage over the plot of land; (b) Ps. 11,633 as a current balance related to the debt for purchase 33.33% ownership interest in Palermo Invest S.A. (See note 2.f)) and (c) Ps. 8,609 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See note 2.f)).
(v)

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program for the issuance a face value of up to US$50 million. During the current year, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34.5 million at a

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts: (continued)

i) Short-term and long-term debt (continued)

fixed rate of 7.2% falling due 365 after issuance date. The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplement. In this sense, the Company has made quarterly interest payment related to both classes and the payment of the amortization installment of Class I.

(vi)	The APSA´s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

(vii)	On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of a Global Program for the issuance of securities representing short-term debt (“VCPs”) and its terms and conditions, which was authorized by the CNV on February 15, 2010. On the same date, the CNV authorized the issuance of Class I VCPs up to Ps. 15,000 that may be extended up to Ps. 25,000. On February 23, 2010, Tarshop placed Class I VCPs for a total face value of Ps. 22,720.Class I VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: August 25, 2010 and November 23, 2010. Principal will be repaid on November 23, 2010.

On August 6, 2010, the CNV authorized the issuance of Class II VCPs of up to Ps. 25,000 that may be extended to Ps. 40,000. On August 18, 2010, Tarshop placed Class II VCPs for a total face value of Ps. 40,000. Class II VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

The net proceeds from the issuances were used for general working capital needs.

j) Salaries and social security payable

	As of June 30,
	2010		2009
Provision for vacation and bonuses	Ps.	47,967	Ps.	30,677
Social security payable		11,994		10,188
Salaries payable		1,019		299
Others		504		590

	Ps.	61,484	Ps.	41,754

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

k) Taxes payable

	As of June 30,
	2010		2009
Current
Income tax payable, net	Ps.	38,213	Ps.	14,291
Gross revenue tax payable		4,729		3,042
Property tax payable		82		208
MPIT payable, net		14,127		20,345
VAT payable		17,308		18,469
Tax withholdings		12,482		8,772
VAT – Plan of facilities		13,235		57,258
Income Taxes – Plan of facilities		1,559		21,835
Tax on personal assets		4,360		5,514
Tax moratorium – ABL		815		—
Tax moratorium – income tax		—		1,358
MPIT – Plan of facilities		—		1,137
Gross sales tax payable – plan of facilities		485		449
Others		1,163		3,274

	Ps.	108,558	Ps.	155,952

Non-Current
Deferred income tax (Note 11)	Ps.	248,722	Ps.	197,473
Facilities plan – Income tax payable		19,145		20,704
Facilities plan – Personal assets		2,392		2,773
Gross revenue tax payable		—		1,138
Gross revenue tax payable – Plan of facilities		1,320		2,433
Tax Moratorium – ABL		2,372		—
MPIT		12		8

	Ps.	273,963	Ps.	224,529

l) Advances from customers

	As of June 30,
	2010		2009
Current
Admission rights	Ps.	51,194	Ps.	45,935
Advanced payments from customers		134,889		30,601
Leases and service advances (i)		30,381		20,850

	Ps.	216,464	Ps.	97,386

Non-current
Admission rights		59,469		60,626
Advanced payments from customers		—		56,822
Leases and service advances (i)		30,924		32,909

	Ps.	90,393	Ps.	150,357

(i)	Lease and services advances include (a) Ps.18.7 million and Ps. 18.2 million, as of June 30, 2010 and 2009, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (b) Ps. 9.5 million and Ps. 8.1 million, as of June 30, 2010 and 2009, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in Dot Baires Shopping.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

m) Other liabilities

	As of June 30,
	2010		2009
Current
Below market leases		1,929		18,711
Payables to Nationals Park Administration		2,589		10,223
Guarantee deposits		5,243		5,228
Commitment to provide (ii)		—		2,270
Related parties (Note 8)		33,384		90,336
Loans with shareholders of related parties		—		837
Premium collected		595		543
Contributed leasehold improvements to be accrued and unrealized gains (i)		516		524
Debt with the minority shareholder of Tarshop S.A.		3,529		—
Operations to liquidate		178		—
Advanced from sale of Tarshop S.A.´s shares (Note 8)		21,070		—
Loan with FyO.Com´s minority shareholder (Note 8)		134		134
Others		6,675		7,251

	Ps.	75,842	Ps.	136,057

Non-Current
Loans with shareholders of related parties	Ps.	19,989	Ps.	47,388
Contributed leasehold improvements to be accrued and unrealized gains (i)		9,687		10,203
Guarantee deposits		4,073		4,713
Debts for the purchase of investments		—		4,556
Debt to the former minority shareholders of Tarshop S.A.		3,322		—
Hersha´s option payable		16,693		—
Commitment to provide		5,897		3,425
Below market leases		3,166		1,308
Related parties (Note 8)		20		20
Others		2,525		5,063

	Ps.	65,372	Ps.	76,676

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 2.f). Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease.
(ii)	As of June 30, 2009 commitment to provide relates to the acquisition of Metropolitan (See Note 2.f.)).

n) Unrealized gain (loss) on inventories

	As of June 30,
	2010		2009		2008
Unrealized gain (loss) on inventories – Beef cattle	Ps.	84,349	Ps.	(845)	Ps.	8,535
Unrealized loss on inventories – Crops, raw, materials and MAT		1,140		(493)		(10,878)
Gain for operations and holding of real estate assets		1,091		930		—

	Ps.	86,580	Ps.	(408)	Ps.	(2,343)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

o) Other income and expenses, net

	As of June 30,
	2010		2009		2008
Other income
Provision for litigation	Ps.	1,151	Ps.	1,601	Ps.	—
Gains on the sale of other fixed assets		5		185		39
Management fee		855		—		—
Others		1,066		1,242		443

	Ps.	3,077	Ps.	3,028	Ps.	482

Other expenses
Tax on shareholder´s personal assets		(12,734)		(12,812)		(4,574)
Unrecoverable VAT receivable		(2,937)		(4,200)		—
Donations		(5,592)		(1,730)		—
Provision for litigation		(742)		—		—
Others		(723)		(734)		—

	Ps.	(22,728)	Ps.	(19,476)	Ps.	(4,574)

	Ps.	(19,651)	Ps.	(16,448)	Ps.	(4,092)

p) Financial results, net

	As of June 30,
	2010		2009		2008
Generated by assets:
Exchange gain (loss)	Ps.	6,943	Ps.	99,627	Ps.	(32,420)
Conversion differences		2,271		6,250		—
Interest income (loss)		23,281		(1,100)		4,440
Gain on hedging operations		5,412		22,668		(70)
Tax on bank account operations		(5,812)		(4,683)		(4,518)
Interest income on IRSA Convertible Notes		—		—		(387)
Holding gain and result of transactions on securities investment		7,693		50,919		2,746
Others		(392)		(150)		23

	Ps.	39,396	Ps.	173,531	Ps.	(30,186)

Generated by liabilities:
Gain on hedging operations	Ps.	—	Ps.	9,436	Ps.	—
Loans and convertible notes		(181,806)		(128,270)		(23,416)
Net gain from repurchase of non-convertible notes (Note 4.i) (ii) (iii))		—		176,566		—
Exchange (loss) gain		(52,501)		(180,510)		1,997
Others		(6,431)		(6,097)		(663)

	Ps.	(240,738)	Ps.	(128,875)	Ps.	(22,082)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a) Common stock

As of June 30, 2010, the Company had 501,560,508 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued	Par value		Paid-in-capital
Balances as of June 30, 2007	309,577	Ps.	309,577	Ps.	164,923

Exercise of old-warrants	5,855	Ps.	5,855	Ps.	5,306
Exercise of warrants	757		757		3,229
Conversion of Convertible Notes into common shares	5,343		5,343		3,176
Capital Increase (i)	180,000		180,000		711,052
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders	—		—		(8,498)

Balances as of June 30, 2008	501,532	Ps.	501,532	Ps.	879,188

Exercise of warrants	7	Ps.	7	Ps.	30

Balances as of June 30, 2009 (ii)	501,539	Ps.	501,539	Ps.	879,218

Exercise of warrants	22		22		113

Balances as of June 30, 2010	501,561		501,561		879,331

(i)	In March 2008, the Company issued 180 million shares of common stock with a face value of Ps. 1 each entitled to one vote per share. The Company raised net proceeds of Ps. 881.1 million, both in the local and international markets, through the issuance equivalent to US$1.60 or Ps. 5.0528 per share.
(ii)	During this fiscal year 2009, 2,935,641 ADR’s and 643,590 shares of common stock were repurchased. See Note 26.

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

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary treasury shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. The terms that have been modified are the number of shares to be issued for warrants (current is 0.35100598) and the prices to call shares to be issued (current price after assignment US$1.5954).The rest of terms and conditions of warrants remain unchanged.

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

5. Shareholders’ equity (continued)

a) Common stock (continued)

Funds obtained were assigned to shares and warrants issued based on the current value estimated upon subscription.

During last fiscal year, 20,237 options were exercised; consequently, 6,747 shares of common stock were issued for Ps. 37.

In the current fiscal year, 62,559 options were exercised; consequently, 21,898 shares of common stock were issued for Ps. 135.

b) Inflation adjustment of common stock

As discussed in Note 2.d), the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Argentine peso in the historical financial statements until February 28, 2003. Accordingly, the inflation adjustment related to common stock and treasury was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

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

d) Restrictions on distribution of profits (legal reserve)

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

e) Reserve for new developments

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder´s equity. These reclassifications have no impact on the total shareholders’ equity of the Company.

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

As of June 30, 2010 and 2009, the Company had open commodity crop future contracts amounting to US$7.4 million and US$5.4 million, respectively. As of June 30, 2010 and 2009, these contracts covered a notional amount 34,600 tons and 24,100 tons, respectively, of various crops, including soybean, wheat, sunflower and corn.

Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. During the year-end June 30, 2010 and 2009, the Company opened several CBOT (Chicago Board of Trade) put and call options to partially hedge the Corn and Soybean exposures. During fiscal year 2010 and 2009 corn puts and calls were opened with a weighted average strike price of US$187 and US$161 per ton, covering notional amounts of 2,540 tons and 59,880 tons, respectively. Soybean puts and calls were opened with a weighted average strike price of US$347 and US$360 per ton, covering notional amounts of 26,875 tons and 126,565 tons, respectively. The open options as of June 30, 2010 and 2009 mature at various dates through May 2011 and May 2010, respectively.

The Company recorded gains and losses associated with these commodity–based contracts in “Unrealized gain (loss) on inventories” in the statement of income. Gains and losses were Ps. 713 (loss), Ps. 2,780 (gain) and Ps. 14,512 (loss) for the years ended June 30, 2010, 2009 and 2008, respectively.

During fiscal year 2010, the Company had foreign currency future contracts outstanding to sell US$9.8 million and to purchase US$2.7 million at an average price of Ps. 4.06 per US$ maturing through December 2010. During fiscal year 2009, the Company had foreign currency future contracts outstanding to sell US$10.5 million at an average price of Ps. 4.28 per US$ maturing through April 2010. The Company recognized results from foreign exchange contracts of Ps. 5,412 (gain), 32,104 (gain) and Ps. 70 (loss) for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2010 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Assets
Investments	Ps.	208,164	Ps.	10,411	Ps.	30,628	Ps.	10,620	Ps.	17,292	Ps.	4,127	Ps.	16,661	Ps.	297,903
Trade accounts receivables, net		241,863		46,911		27,549		26,491		42,123		691		97,560		483,188
Other receivables		155,693		8,196		18,059		14,095		6,996		297,089		95		500,223

	Ps.	605,720	Ps.	65,518	Ps.	76,236	Ps.	51,206	Ps.	66,411	Ps.	301,907	Ps.	114,316	Ps.	1,281,314

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Liabilities
Trade accounts payable	Ps.	324,066	Ps.	9,551	Ps.	37,688	Ps.	188	Ps.	416	Ps.	24,060	Ps.	31,142	Ps.	427,111
Short-term and long-term debt		499,031		98,405		29,253		138,092		853,166		294,955		—		1,912,902
Advances from customers		101,064		23,146		77,235		14,201		90,393		421		397		306,857
Other liabilities		118,759		76.874		10,608		5,519		74.674		309,989		1,394		597,817

	Ps.	1,042,920	Ps.	207,976	Ps.	154,784	Ps.	158,000	Ps.	1,018,649	Ps.	629,425	Ps.	32,933	Ps.	3,244,687

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Investments	Ps.	—	Ps.	—	Ps.	104,811	Ps.	—	Ps.	174,157	Ps.	18,935	Ps.	297,903
Trade accounts receivable, net		112,684		13,789		563		154		327,818		28,180		483,188
Other receivables		2,890		32,035		31,896		4,579		217,122		211,701		500,223

Total assets	Ps.	115,574	Ps.	45,824	Ps.	137,270	Ps.	4,733	Ps.	719,097	Ps.	258,816	Ps.	1,281,314

Trade accounts payable	Ps.	117,310	Ps.	320	Ps.	—	Ps.	—	Ps.	286,433	Ps.	23,048	Ps.	427,111
Short and long-term debt		596,266		852,207		127,218		—		336,252		959		1,912,902
Advances from customers		—		2,551		300		—		216,164		87,842		306,857
Other liabilities		37,199		66,970		13,236		65,103		198,339		216,970		597,817

Total Liabilities	Ps.	750,775	Ps.	922,048	Ps.	140,754	Ps.	65,103	Ps.	1,037,188	Ps.	328,819	Ps.	3,244,687

The breakdown of main assets and liabilities as of June 30, 2009 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Assets
Investments	Ps.	95,892	Ps.	63,126	Ps.	6,458	Ps.	47,814	Ps.	21,104	Ps.	122,587	Ps.	9,775	Ps.	366,756
Trade accounts receivables, net		163,411		34,250		13,851		12,747		9,230		689		78,147		312,325
Other receivables		125,439		56,283		21,381		15,544		57,109		251,759		2,440		529,955

	Ps.	384,742	Ps.	153,659	Ps.	41,690	Ps.	76,105	Ps.	87,443	Ps.	375,035	Ps.	90,362	Ps.	1,209,036

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due		Total
Liabilities
Trade accounts payable	Ps.	248,162	Ps.	58,066	Ps.	310	Ps.	272	Ps.	89,193	Ps.	1,037	Ps.	32,047	Ps.	429,087
Short-term and long-term debt		268,125		110,576		56,314		25,671		866,700		76,202		—		1,403,588
Advances from customers		28,923		28,333		16,760		18,461		150,357		1,592		3,317		247,743
Other liabilities		169,097		61,042		22,550		51,292		136,655		205,642		494		646,772

	Ps.	714,307	Ps.	258,017	Ps.	95,934	Ps.	95,696	Ps.	1,242,905	Ps.	284,473	Ps.	35,858	Ps.	2,727,190

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7. Additional information on assets and liabilities (continued)

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Investments	Ps.	14,954	Ps.	—	Ps.	178,294	Ps.	—	Ps.	152,293	Ps.	21,215	Ps.	366,756
Trade accounts receivable, net		72,526		6,181		1,163		451		229,406		2,598		312,325
Other receivables		81,720		79,878		50,222		28,621		155,421		134,093		529,955

Total assets	Ps.	169,200	Ps.	86,059	Ps.	229,679	Ps.	29,072	Ps.	537,120	Ps.	157,906	Ps.	1,209,036

Trade accounts payable	Ps.	86,368	Ps.	—	Ps.	—	Ps.	—	Ps.	253,526	Ps.	89,193	Ps.	429,087
Short and long-term debt		279,974		867,304		212,399		158		44,515		(762)		1,403,588
Advances from customers		—		—		300		3,127		97,086		147,230		247,743
Other liabilities		71,222		49,253		59,994		16,753		208,528		241,022		646,772

Total Liabilities	Ps.	437,564	Ps.	916,557	Ps.	272,693	Ps.	20,038	Ps.	603,655	Ps.	476,683	Ps.	2,727,190

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties

The balances with related parties as of June 30, 2010 and 2009 are as follows:

Related Parties	Trade accounts receivable, net				Other receivables								Trade accounts payable
	Current				Current				Non-Current				Current				Non-Current
	2010		2009		2010		2009		2010		2009		2010		2009		2010		2009
Cactus Argentina S.A. (1)	Ps.	304	Ps.	25	Ps.	—	Ps.	15,031	Ps.	—	Ps.	—	Ps.	632	Ps.	5,133	Ps.	—	Ps.	—
Agro-Uranga S.A. (1)		7		—		39		39		—		—		36		45		—		—
BrasilAgro (1)		—		13		—		—		—		—		8		—		—		—
Dolphin Fund PLC (9)		—		—		—		63,560		—		—		—		—		—		—
Advances to employees (7)		57		6		2,894		1,553		—		—		128		50		—		—
Directors		2		—		169		191		—		—		36		29		—		—
Estudio Zang, Bergel & Viñes (3)		—		2		22		20		—		—		708		683		—		—
Fundación IRSA (8)		41		22		5		3		—		—		—		259		—		—
Consultores Asset Management S.A. (10)		918		597		29		3,826		—		—		7		7		—		—
Inversiones Financieras del Sur S.A (5)		—		—		95		39		—		—		—		—		—		—
CYRSA S.A. (4)		1,669		1,530		8		20		—		—		1,006		560		—		—
Banco Hipotecario S.A. (2)		354		5		—		—		—		—		168		—		—		—
Canteras Natal Crespo S.A. (4)		318		193		50		864		—		—		—		—		-		—
Consorcio Libertador S.A. (7)		—		—		20		532		—		—		66		122		—		—
Consorcio Dock del Plata (7)		883		—		2		370		—		—		10		46		—		—
Cresca S.A. (4)		182		—		5,219		788		—		—		—		—		—		—
Metroshop S.A. (4)		—		—		—		2,265		14,687		22,513		—		—		12,158		8,438
Museo de los niños (8)		1,111		—		—		811		—		—		5		5		—		—
Puerto Retiro S.A. (4)		59		7		31		13		—		—		5		—		—		—
Hersha Hospitality Trust (14)		—		—		2,087				—		—		—		—		—		—
Baicom Networks S.A. (4)		—		—		1		—		323		—		—		—		—		—
Rummaalá S.A. (13)		—		—		—		—		—		—		—		22		—		—
Consorcio Torre Boston (7)		595		—		205		—		—		—		—		—		—		—

Total	Ps.	6,500	Ps.	2,400	Ps.	10,876	Ps.	89,925	Ps.	15,010	Ps.	22,513	Ps.	2,815	Ps.	6,961	Ps.	12,158	Ps.	8,438

	Other liabilities
	Current				Non-Current
Related Parties	2010		2009		2010		2009
Cactus Argentina S.A. (1)	Ps.	—	Ps.	3	Ps.	—	Ps.	—
Inversiones Financieras del Sur S.A. (5)		—		25,500		—		—
Dolphin Fund PLC (9)		—		61,398		—		—
Banco Hipotecario S.A. (2)		21,070		—		—		—
Directors		24,994		2,362		20		20
Consultores Asset Management S.A. (10)		7,267		—		—		—
Fundación IRSA (8)		1,073		1,073		—		—
IRSA Developments LP (14)		8		—		—		—
IRSA Real Estate Strategies LP (14)		8		—		—		—
Elsztain Managing Partners Lim (11)		27		—		—		—
Consorcio Libertador S.A. (7)		4		—		—		—
Consorcio Dock del Plata S.A. (7)		3		—		—		—
FYO minority shareholders		134		134		—		—

Total	Ps.	54,588	Ps.	90,470	Ps.	20	Ps.	20

The transactions with related parties as of June 30, 2010, 2009 and 2008 is as follows:

	Fees for shared services and expenses						Income for shared services and expenses						Fees
Related Parties	2010		2009		2008		2010		2009		2008		2010		2009		2008
Alto Palermo S.A. (12)	Ps.	—	Ps.	—	Ps.	(826)	Ps.	—	Ps.	—	Ps.	1,870	Ps.	—	Ps.	—	Ps.	—
IRSA (1)		—		—		(372)		—		—		947		—		—		—
Tarjeta Shopping S.A. (12)		—		—		—		—		—		113		—		—		—
Consultores Asset Management S.A. (10)		—		—		—		—		—		15		(20,601)		(13,641)		(2,171)
CYRSA S.A. (4)		—		—		—		73		—		5		—		—		—
Canteras Natal Crespo S.A. (4)		—		—		—		48		48		—		—		—		—
Consorcio Libertador S.A. (7)		—		—		—		123		124		—		—		—		—
Consorcio Dock del Plata S.A. (7)		—		—		—		195		—		—		—		—		—
Consorcio Torre Boston (7)				—				54

Total	Ps.	—	Ps.	—	Ps.	(1,198)	Ps.	493	Ps.	172	Ps.	2,950	Ps.	(20,601)	Ps.	(13,641)	Ps.	(2,171)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8. Balances and transactions with related parties (continued)

	Rent Expenses						Leases						Legal services
Related Parties	2010		2009		2008		2010		2009		2008		2010		2009		2008
Estudio Zang, Bergel & Viñes (3)	Ps.	—	Ps.	—	Ps.	—	Ps.	97	Ps.	—	Ps.	—	Ps.	(4,921)	Ps.	(5,532)	Ps.	(657)
Cactus Argentina S.A. (1)		(2,090)		733		3,481		—		—		—		—		—		—
CYRSA S.A. (4)		—		—		—		24		225		—		—		—		—
Consorcio Libertador S.A. (7)		—		—		—		11		9		—		—		—		—
Advances to employees (7)		—		—		—		—		109		—		—		—		—

Total	Ps.	(2,090)	Ps.	733	Ps.	3,481	Ps.	132	Ps.	343	Ps.	—	Ps.	(4,921)	Ps.	(5,532)	Ps.	(657)

	Interest gain (loss)						Administrative services						Others
Related Parties	2010		2009		2008		2010		2009		2008		2010		2009		2008
Alto Palermo S.A. (12)	Ps.	—	Ps.	923	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	243	Ps.	—
IRSA (1)		—		1		(387)		—		—		—		—		—		—
Inversora Bolivar S.A. (2)		—		—		—		—		(38)		—		—		(429)		(240)
BrasilAgro (1)		—		—		—		—		408		—		—				—
Canteras Natal Crespo S.A. (4)		100		83		—		—		—		—		—				—
Cactus Argentina S.A. (1)		9		907		434		152		171		167		40		336		89
Cresca (4)		—		—		—		703		—		—		—		—		—
Inversiones Financieras del Sur S.A. (5)		804		1,111		95		—		—		—		—		—		—
Fundación IRSA (8)		—		—		—		—		—		—		5,592		1,730		—
Advances to employees (7)		95		205		15		—		—		—		—		—		—
Parque Arauco S.A. (6)		(8,049)		—		—		—		—		—		—		—		—
Directors		(9)						—
Agro-Uranga S.A. (1)		—		—		—		—		—		—		1,323		340		226

Total	Ps.	(7,050)	Ps.	3,230	Ps.	157	Ps.	855	Ps.	541	Ps.	167	Ps.	6,955	Ps.	2,220	Ps.	75

(1)	Equity investee of Cresud.
(2)	Equity investee of IRSA.
(3)	Law firm whose partners are directors of Cresud.
(4)	Venture of Cresud.
(5)	Controlling shareholders of the company.
(6)	Minority shareholders of APSA, an indirect subsidiary of Cresud.
(7)	Property manager of IRSA´s buildings, a subsidiary of Cresud.
(8)	Not for profit organization whose president is a shareholder and director of Cresud.
(9)	An open – ended investment fund which is related to the Company’s directors.
(10)	A Company advisory services whose majority shareholder is a shareholder and Director of Cresud.
(11)	A Company whose directors are shareholders of Cresud.
(12)	Subsidiary of IRSA, a subsidiary of Cresud.
(13)	Merged with Cyrsa.
(14)	Investment of IRSA, a subsidiary of Cresud

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

During fiscal year 2008, an amount of 49,867,018 old-warrants were exercised and consequently, 98,202,054 shares of common stock were issued for Ps. 182,912. The Convertible Notes matured November 14, 2007. As of that date, 89,126 Convertible Notes were pending conversion and were settled in cash. An amount of 132,982 warrants expired unexercised.

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

As discussed in Note 2.b), during fiscal year 2009 the Company acquired an additional 11.57% equity interest in IRSA and increased its ownership interest to 53.7%. Thus, effective October 1, 2008, the Company started consolidating the accounts of IRSA on a line-by-line basis.

For the years ended June 30, 2008 and 2007, the equity investment in IRSA was reviewed by the Company’s CODM as part of the Non-Operating segment.

As a result of IRSA´s consolidation, for the year ended June 30, 2009, the Company’s CODM reviews the results of operations divided into two main businesses: Agricultural and Real Estate businesses. These businesses are further segmented as described below. Comparative information has not been restated due to this change in consolidation.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

Financial information for each segment follows:

Year ended June 30, 2010:

Statement of income data	Agricultural Business
	Crops				Beef Cattle		Milk		Feed lot		Others		Farmland sales		Non Operating (i)		Subtotal Agricultural business
	Local		International
Agricultural production income	Ps.	143,772	Ps.	27,076	Ps.	20,830	Ps.	26,043	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	217,721
Cost of agricultural production		(132,301)		(27,423)		(21,850)		(20,383)		—		—		—		—		(201,957)

(Loss) Gross income from agricultural production		11,471		(347)		(1,020)		5,660		—		—		—		—		15,764

Sales (iii).		164,522		30,129		39,274		24,415		—		50,497		18,557		—		327,394
Cost of sales (iv)		(148,077)		(27,552)		(46,682)		(24,415)		—		(38,102)		(4,825)		—		(289,653)

Gross income (loss) from sales		16,445		2,577		(7,408)		—		—		12,395		13,732		—		37,741

Gross (Loss) profit		27,916		2,230		(8,428)		5,660		—		12,395		13,732		—		53,505

Unrealized gain / (loss) on inventories		1,515		(268)		84,349		—		—		(107)		—		—		85,489
Selling expenses		(23,127)		(4,481)		(2,550)		(540)		—		(3,355)		—		—		(34,053)
Administrative expenses		(19,440)		(7,203)		(12,329)		(2,229)		—		(1,839)		(1,346)		—		(44,386)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Net gain from retained interest in securitized receivables of consumer financing		—		—		—		—		—		—		—		—		—
(Loss) Gain on equity investees		—		—		—		—		(21,206)		—		—		(12,105)		(21,206)
Segment (loss) gain		(13,136)		(9,722)		61,042		2,891		(21,206)		7,094		12,386		—		39,349

Operating Margin (ii)		(4.3%)		(17%)		101.6%		5.7%		—		14%		66.7%		—		11.1%

Depreciation		(5,044)		—		(1,842)		(687)		—		(279)		—		(653)		(8,505)
Balance Sheet Data
Assets	Ps.	381,962	Ps.	442,276	Ps.	265,567	Ps.	51,330	Ps.	2,357	Ps.	19,674	Ps.	3,162	Ps.	162,020	Ps.	1,328,348

Statement of income data	Real Estate Business
	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total

Agricultural production income	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	217,721
Cost of agricultural production		—		—		—		—		—		—		—		(201,957)

(Loss) Gross income from agricultural production		—		—		—		—		—		—		—		15,764

Sales (iii)		225,567		156,592		529,841		159,894		265,346		—		1,337,240		1,664,634
Cost of sales (iv)		(99,893)		(35,705)		(164,265)		(103,191)		(99,470)		—		(502,524)		(792,177)

Gross income (loss) from sales		125,674		120,887		365,576		56,703		165,876		—		834,716		872,457

Gross (Loss) profit		125,674		120,887		365,576		56,703		165,876		—		834,716		888,221

Unrealized gain / (loss) on inventories		730		361		—		—		—		—		1,091		86,580
Selling expenses		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		—		(185,401)		(219,454)
Administrative expenses		(35,079)		(45,679)		(54,335)		(35,074)		(25,125)		—		(195,292)		(239,678)
Gain from recognition of inventories at net realizable value		33,831		—		—		—		—		—		33,831		33,831
Net gain from retained interest in securitized receivables of consumer financing		—		—		—		—		37,470		—		37,470		37,470
(Loss) Gain on equity investees		1,907		—		40		5,990		—		152,479		160,416		139,210
Segment (loss) gain		124,675		71,117		274,147		11,110		53,303		152,479		686,831		726,180

Operating Margin (ii)		54.4%		45.4%		51.7%		3.2%		20.1%		—		39.4%		35.3%

Depreciation		(17,091)		(24,089)		(106,475)		(16,432)		(7,993)		—		(172,080)		(180,585)
Balance Sheet Data
Assets	Ps.	683,040	Ps.	1,104,047	Ps.	1,814,382	Ps.	239,278	Ps.	314,285	Ps.	1,354,508	Ps.	5,509,540	Ps.	6,837,888

(i)	Not included in the segment gain.
(ii)	This item agregates segment (loss) gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2009

	Agricultural Business
	Crops				Beef Cattle		Milk		Feed lot		Others		Farmland sales		Non Operating (i)		Subtotal Agricultural business
Statement of income data	Local		International
Agricultural production income	Ps.	118,582	Ps.	15,597	Ps.	18,120	Ps.	20,213	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		(159,109)		(16,807)		(16,241)		(18,286)		—		—		—		—		(210,443)

(Loss) Gross income from agricultural production		(40,527)		(1,210)		1,879		1,927		—		—		—		—		(37,931)

Sales (iii).		147,680		16,783		17,646		19,270		—		36,045		1,959		—		239,383
Cost of sales (iv)		(130,054)		(14,915)		(16,237)		(19,316)		—		(24,210)		(94)		—		(204,826)

Gross income (loss) from sales		17,626		1,868		1,409		(46)		—		11,835		1,865		—		34,557

Gross (Loss) profit		(22,901)		658		3,288		1,881		—		11,835		1,865		—		(3,374)

Unrealized (loss) / gain on inventories		(691)		(183)		(860)		—		—		398		—		—		(1,336)
Selling expenses		(18,676)		(2,406)		(1,323)		(328)		—		(2,474)		—		—		(25,207)
Administrative expenses		(16,938)		(3,018)		(9,036)		(1,620)		—		(1,349)		(140)		—		(32,101)
Gain from recognition of inventories at net realizable value		—		—		—		—		—		—		—		—		—
Net loss in credit card trust Tarshop		—		—		—		—		—		—		—		—		—
Gain on equity investees		—		—		—		—		(2,780)		—		—		(38,216)		(2,780)
Segment gain (loss)		(59,206)		(4,949)		(7,931)		(67)		(2,780)		8,410		1,725		—		(64,798)

Operating Margin (ii)		(22.2%)		(15.3%)		(22.2%)		(0.2%)		—		23.3%		88.1%		—		(15.7%)

Depreciation		(3,799)		(105)		(1,408)		(615)		—		(1,066)		—		(835)		(7,828)
Balance Sheet Data
Assets	Ps.	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	22,982	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps.	1,103,031

	Real Estate Business
Statement of income data	Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total

Agricultural production income	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	172,512
Cost of agricultural production		—		—		—		—		—		—		—		(210,443)

(Loss) Gross income from agricultural production		—		—		—		—		—		—		—		(37,931)

Sales (iii).		278,107		127,339		305,127		116,672		188,035		—		1,015,280		1,254,663
Cost of sales (iv)		(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)

Gross income (loss) from sales		107,578		101,407		218,030		42,432		109,910		—		579,357		613,914

Gross (Loss) profit		107,578		101,407		218,030		42,432		109,910		—		579,357		575,983

Unrealized (loss) / gain on inventories		(145)		1,073		—		—		—		—		928		(408)
Selling expenses		(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		—		(187,275)		(212,482)
Administrative expenses		(16,804)		(26,221)		(32,946)		(26,931)		339		—		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value		9,237		—		—		—		—		—		9,237		9,237
Net loss in credit card trust Tarshop		—		—		—		—		(22,263)		—		(22,263)		(22,263)
Gain on equity investees		1,833		—		30		—		—		88,327		90,190		87,410
Segment gain (loss)		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813

Operating Margin (ii)		36.0%		52.1%		52.8%		3.0%		(27.4%)		—		36.2%		21.2%

Depreciation		(643)		(25,772)		(66,481)		(14,082)		(5,133)		—		(112,111)		(119,939)
Balance Sheet Data
Assets	Ps.	540,358	Ps.	1,036,959	Ps.	1,915,268	Ps.	232,848	Ps.	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056

(i)	Not included in the segment gain.
(ii)	This item agregates segment gain divided by the sum of production income and sales.
(iii)	This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv)	This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

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

Income tax expense for the years ended June 30, 2010, 2009 and 2008 consists of the following:

	2010		2009		2008
Current income tax expense	Ps.	82,743	Ps.	61,718	Ps.	464
Deferred income tax expense		63,209		30,964		(180)

Income tax expense	Ps.	145,952	Ps.	92,682	Ps.	284

Resolution CD 93/2005 issued by CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This Resolution standard mandates companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2010 that the adoption of the new criteria would have generated would be a decrease in shareholder’s equity of approximately Ps. 83.6 million which should be recorded Ps. 90.1 million (loss) as a reduction to retained earnings and Ps. 6.5 million (gain) to the current year statements of income.

As mentioned above the Company has elected not to recognize the deferred tax liability associated with the inflation adjustment on fixed assets and other non-monetary assets, amounting to Ps. 83.6 million as of June 30, 2010. This deferred tax liability, if recorded, would reverse as follows:

Reversal period	Total
1 years	4.2
2 years	4.1
3 year	4.1
More than 3 years	58.6
No specific period	12.6

Total	83.6

Income tax expense for the years ended June 30, 2010, 2009 and 2008 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2010		2009		2008
Income tax expense at statutory tax rate on pretax income	Ps.	180,672	Ps.	109,028	Ps.	8,224
Donations		10		13		16
Inflation adjustment		24,837		22,388		668
Gain on equity investees		(53,443)		(23,257)		(13,446)
Financial income with tax exemption		—		(13,818)		—
Loss on the sale of shares		—		—		661
Personal asset tax		2,945		3,721		1,603
Tax loss carryforward recognized during the year		(41,826)		—		—
Non-Deductible expenses		3,003		3,271		—
Change in valuation allowance		42,499		(244)		—
Others		(12,745)		(8,420)		2,558

Income tax expense (*)	Ps.	145,952	Ps.	92,682	Ps.	284

(*)	As of June 30, 2008, includes Ps. 9,935 related to the tax effect on expenses incurred for issuing the Company’s warrants and shares mentioned in note 5.a) that has been disclosed as “Paid-in capital” in the statement of changes in shareholders’ equity.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

11. Income tax (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities as of June 30, 2010 and 2009 are presented below:

	2010		2009
Foreign currency	Ps.	(48)	Ps.	(653)
Tax loss carryforwards		124,273		74,169
Provisions and others		11,256		3,507
Other receivables		1,767		3,951
Property and equipment		(228,876)		(190,951)
Inventories		(58,629)		(34,862)
Prevision of deferred income tax		(60,504)		(17,694)
Short-term and long-term debts		(11,057)		(12,811)
Other liabilities		1,783		12,492
Trade accounts receivable		12,371		14,714
Advances from customers		37,712		32,815
Salaries and social security payable		1,835		2,009
Intangible assets		(10,742)		(8,262)
Investments		(3,618)		2,480
Trade accounts payable		—		(92)

Net deferred tax liability	Ps.	(182,477)	Ps.	(119,188)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2010 and 2009 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 355.1 million and Ps. 211.9 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2010 to 2014.

12. Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income available to common shareholders	Ps.	185,406	Ps.	124,616	Ps.	22,948

Net income available to common shareholders plus assumed conversions	Ps.	185,406	Ps.	124,616	Ps.	22,948

Denominator:
Weighted-average number of shares outstanding		486,545,863		484,929,612		368,466,065
Plus: incremental shares of assumed conversions:
Warrants		62,355,168		59,242,907		16,834,050

Adjusted weighted-average number of shares		548,901,031		544,172,519		385,300,115

	Year ended June 30,
	2010		2009		2008
Basic and diluted EPS:
Basic net income per common share	Ps.	0.38	Ps.	0.26	Ps.	0.06
Diluted net income per common share		0.34		0.23		0.06

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

13. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2010		2009		2008
Cash and banks	Ps.	80,919	Ps.	82,459	Ps.	47,795
Current investments		278,968		345,541		485,292

Total cash and banks and current investments as per balance sheet		359,887		428,000		533,087
Less: Items not considered cash and cash equivalents
- Mutual Funds		(58,965)		(36,789)		—
- Pre 2009 bonds		—		(10,108)		—
- Pro 2012 bonds		—		(3,987)		—
- Participation trust certificates		(2,846)		(16,490)		—
- CPs on Tarshop		(124,671)		(136,231)		—
- Allowance for impairment of investments		7,423		10,198		—
- IRSA Non-Convertible Notes		—		—		(11,285)
- Global 2010 bonds		(132)		(67)		(92)
- Bocon Pro 1		—		(1)		(1)
- Mortgage Bonds		(918)		(1,198)		(623)
- Shares of public companies		(4,075)		(21,603)		—
- Others investments		(50)		(48)		—

Cash and cash equivalents as shown in the statement of cash flows	Ps.	175,653	Ps.	211,676	Ps.	521,086

14. Litigation

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

In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

14. Litigation (continued)

2. Ongoing litigation with the city of Villa Mercedes

A judge from the City of Villa Mercedes, Province of San Luis, issued an administrative resolution mandating Cactus to cease activities and relocate facilities within 36 months. In addition, Cactus is precluded from holding more than 18,500 heads of cattle during this period. Cactus appealed this resolution before the Municipality of Villa Mercedes, which denied it on April 7, 2009. Following this decision, Cactus appealed the decision before the Superior Court of Justice of the Province of San Luis alleging illegality of the Villa Mercedes´ judge rulings. The appeal is still pending resolution. The Company believes, based on the advice of its legal counsel, that it has meritorious defenses to revert the judge rulings.

Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

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

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection. As of June 30, 2010, LLR awaits notice of the most recently ordered service of process.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 2,589 and Ps. 10,223 as of June 30, 2010 and 2009, respectively, such amount being recorded in Other current liabilities – Payable to National Parks Administration.

15. Restricted assets

A. Agricultural Business

a) The “San Pedro” establishment was included in fixed assets as of June 30, 2010 and 2009. Such establishment had a mortgage on a fraction of its land to guarantee the payment for the purchase. On September 30, 2009, the entire mortgage for purchasing the establishment “San Pedro” was settled by paying US$1.8 million including interest.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

15. Restricted assets (continued)

b) Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 2.f). As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$2.5 million, effective through November 2010; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$2.0 million, effective through November, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$1.9 million, effective through November, 2010.

B. Real Estate Business

a) In a series of transactions, which occurred between 1999 and 2000, the Company, through IRSA, acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. IRSA is vigorously defending against this case. Management and legal advisors of IRSA estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. IRSA’s investment in Puerto Retiro amounts to Ps. 54.6 million as of June 30, 2010.

b) The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2010
Edificio República	219,865
Caballito	44,754
Plots of land Bariloche	27,051
Zetol Plot of land	14,348
Suipacha 652	18,355
Vista Muelle Plot of land	8,292

c) As of June 30, 2009 IRSA had pledged shares of Rummaala under certain obligations. As from October 1st, 2009, Rummaala is merged with CYRSA. Considering the above mentioned merger, the pledge of Rummaala shares was cancelled and issued a new pledge on the CYRSA’s shares”.

d) The IRSA has agreed not to transfer its shares of Manibil or any related right until May, 2011.

e) Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 0.7 million in total.

f) As part of the securitization program a portion of the proceeds was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

g) To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A. pursuant to the stock purchase agreement of Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

16. Compensation plan for executive management

The Company together with its related Company IRSA has a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 3.3 million and Ps. 2.9 million for the years ended June 30, 2010 and 2009, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i) ordinary retirement in accordance with applicable labor regulations;

(ii) total or permanent incapacity or disability;

(iii) death.

In case of resignation or termination without good cause, the manager will receives the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

17. Granted Guarantees

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2010 and 2009, the value of transacted merchandise for which guarantees were granted amounted to Ps. 9.5 million and Ps. 9.1 million respectively. As of the date of these financial statements, there were no non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of these financial statements, the value of transacted merchandise for which guarantees were granted amounted to Ps.7.6 million and Ps. 7.1 million respectively.

18. Security loan

The Company through its subsidiary Agrology S.A. signs a securities loan agreement with Inversiones Financieras del Sur S.A., by which it was granted 1,253,942 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of Ps. 1 per share, of IRSA. This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the company will grant a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology the funds related to this item.

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

On June 30, 2010 the installment corresponding to 2009-2010 campaign was cancelled for Ps. 1.5 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

20. Tarshop and Metroshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop and Metroshop, both subsidiaries of the Company, transfer a portion of their customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop and Metroshop transfer credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop and Metroshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts, less allowances for impairment if the carrying amount exceeds their estimated recoverable value and classified as “Other investments, net” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Tarshop and Metroshop recognize a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Expenses related to the securitization of receivables are expensed as incurred.

The consumer financing segment has recorded a gain of Ps. 37.5 million, a loss of Ps. 46.0 million and a loss of Ps. 1.3 million in retained interest in securitized receivables for the years ended June 30, 2010, 2009 and 2008, respectively.

As of June 30, 2010 the Company has 16 securitization programs outstanding from Tarshop and 12 securitization programs outstanding from Metroshop, pursuant to which have sold an aggregate amount of Ps. 960.9 million and Ps. 235.8 million, for Tarshop and Metroshop, respectively, of its customer credit card receivable balances to Trusts in exchange for Ps. 805.5 million and Ps. 191.0 million, for Tarshop and Metroshop, respectively, in cash proceeds, Ps. 23.9 million and Ps. 1.7 million, for Tarshop and Metroshop, respectively, variable rate interest TDFs, and Ps. 122.5 million and Ps. 43.1 million, for Tarshop and Metroshop, respectively, nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 40 million and Ps. 10.6 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 12%, Ps. 225.3 million and Ps. 37.6, for Tarshop and Metroshop, respectively, TDFs which pay variable interest rate with a floor of 12.5%, Ps. 71.2 million and Ps. 8.9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 13%, Ps. 52.7 million for Tarshop TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 94.4 million and Ps. 27.2 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 15%, Ps. 202.7 million and Ps. 9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 16%, Ps. 53.5 million and Ps. 59.1 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 17%, Ps. 16.8 million for Metroshop TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 21.9 million for Metroshop TDFs which pay a variable interest rate with a floor of 18 % and Ps. 65.6 million for Tarshop TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop and Metroshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 4.7 million and Ps. 0.7 million, for Tarshop and Metroshop, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

21. BHSA exposure to public sector

As discussed in Note 3.e), the Company has a 28.03% (without considering treasury shares) equity interest in BHSA.

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine Government issued two types of bonds to banks. BHSA sought compensation in the amounts of US$360,811 in BODEN 2012 “compensation bonds” and US$832,827 in BODEN 2012 “coverage bonds”. In September 2002 and October 2005, the BCRA credited US$344,050 and US$16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification in 2002.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$40,207 were received as matured coupons.

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

As of June 30, 2010 and 2009, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,251,808 and Ps. 2,884,542, respectively. Since the year ended June 30, 2008, a BCRA rule established that the total exposure of any bank to the non-financial public sector must not be higher than 35% of the total bank’s assets measured as of the last day of the last month prior to measurement date. BHSA was in compliance with these limits for all years presented aggregating 20.2% and 24.5% as of June 30, 2010 and 2009, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay, with the treasury shares, the StAR coupons resulting from the debt restructuring, as advisable, based on the contractually agreed valuation methods and their actual market value and after allowing the shareholders to exercise their preemptive rights on an equal footing.

22. Counting at Estancia Los Pozos

During the annual cattle count held at Estancia Los Pozos, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

22. Counting at Estancia Los Pozos (continued)

In this sense, the Company is currently providing the information and documentation requested by the judge hearing such case. Although such procedure is at the initial stage, the effects of the previously mentioned difference were recognized in this year.

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

Principal owed as of June 30, 2010 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and customer advances for Ps. 18.7 million.

24. Shopping Neuquén project

The main asset of the Shopping Neuquén S.A. is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the “Municipality”) and with the Province of Neuquén (the “Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of the new project and extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén S.A. by the Municipality. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén S.A. These fees were provided for and included under provisions.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality executed a revised agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments were filed. The Municipality also questioned on certain matters, which were replied. On January 18, 2010, the Municipality requested changes to the plans, which were finally approved on April 8, 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

24. Shopping Neuquén project (continued)

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket) for which the respective permits were obtained. Shopping Neuquén S.A. started construction on July 5, 2010.

The first construction stage should be completed within a 22-month period as from July 2010.

In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

25. Hoteles Argentinos mortage loan

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

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

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR´s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$21 million and Ps. 1,745, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

26. Treasury stock (continued)

In accordance with the law of commercial companies, the board shall dispose of the shares acquired within a period of one year unless an extension is provided for in Assembly. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Meeting of Shareholders on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009, at 0.5301792784 shares per share with a face value of Ps. 1 each and 0.5301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

27. Meeting of shareholders

The General Ordinary and Extraordinary Shareholders’ held on October 29, 2009 approved the following:

1.	Distributing cash dividends for Ps. 60 million

2.	The prorated allocation among shareholders of shares previously repurchased by Cresud, for an amount of up to 25,000,000, deferring the treatment of the balance of 5,000,000 shares.

1.	The issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$30 million.

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

28. Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

29. Subsequent events

The Company has evaluated subsequent events through the time that it filed these consolidated financial statements in the annual report on Form 20-F with the SEC on December 30, 2010.

A. Cresud S.A.C.I.F. y A.

Issuance of Series III and IV non-convertible notes

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Series III and Class IV non-convertible notes, with the Global Program to Issue non-convertible notes for a face value of up to US50 million. Such Program had been previously approved by the CNV by means of Resolution No. 15,972 of September 4, 2008.

Later, between July 6 and 16, 2010, the Second Series of non-convertible notes for a total value of Ps. 105,860, from a total reported amount of Ps. 70 million were subscribed.

Series III non-convertible notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar rate plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments in 15, 18 and 21 months from the issuance date.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

A. Cresud S.A.C.I.F. y A. (continued)

Class IV non-convertible notes, for a face value of US$17.8 million equivalent to Ps. 70.2 million converted at the exchange rate of 3.9351 and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments in 15, 18, 21 and 24 months from the issuance date.

Finally, the Corporate Bonds were issued on July 21, 2010.

Sale of La Juanita Farm

On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires was executed. The transaction was agreed upon at US$18.0 million generating income of about US$12.6 million (Ps. 49.6 million). From the agreed upon price, US$4.5 million was collected on August 6, 2010, upon executing the agreement of purchase; US$12.5 million was collected upon executing the title deed and the outstanding balance of US$1.0 million, secured by a first degree mortgage, will be paid on January 10, 2011.

It is recorded that under the transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

Executing the Addendum to the Agreement to Purchase of Shares from Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”).

On October 20, 2010 and on December 23, 2010 we and Tarpon executed two addenda to the Share Purchase Agreement dated as of April 28, 2010, under which we directly and indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, we paid, on October 20, 2010 and December 23, 2010, R$25.2 million and R$ 50.8 million respectively, and the price remainder equivalent to R$ 52.6 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 warrants from the First Issue. Considering the participation in BrasilAgro acquired above mentioned, the Company is now analyzing the current values of acquired assets and liabilities identifiable according to the provisions under Technical Resolution No. 21 caption 1.3.1.

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of the BrasilAgro’s outstanding stock. Likewise, due to the transaction, Cresud owns 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

Meeting of Shareholders

The Ordinary and Extraordinary Shareholders Meeting held on October 29, 2010, approved, among others issues, the following:

1. Annual report and financial statements ended June 30, 2010;

2. Defer treatment until the next Shareholders Meeting that may consider the fiscal year that will end on June 30, 2011, of the destination of proprietary portfolio stock;

3. Renewal for another period the delegations made in the Board by the Shareholders meeting from the previous period as regards paying a bonus to the Company’s Managements of up to 1% of the outstanding capital stock; and

4. Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$100 million (or its equivalent in other currencies).

The Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on December 9, 2010 approved the distribution of cash dividends for Ps. 69.0 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

A. Cresud S.A.C.I.F. y A. (continued)

Sale of Class I Notes of IRSA

By December 3, 2010, Cresud has sold in the secondary market, its Class I Notes of IRSA Inversiones y Representaciones Sociedad Anónima, fixed rate notes due 2017, for a nominal value of US$33,152,000 to an average price of 100.09%. As a result of such sale, the Company received a total income, in principal and accrued interest, of US$34.097.674.

It is important to clarify that as the Notes were issued pursuant to the Regulation S of the U.S. Securities Act, the transaction was made in accordance with the requirements specified in the above regulation.

Investment in Cactus Argentina S.A.

On December 23, 2010, to provide Cactus with funds in order to meet its working capital needs, we took part in a capital increase for US$ 4.0 million. Therefore, we increased our interest in Cactus from 48% to 80%. According to the aforementioned, our partner Tyson as of the date hereof has a 20% interest in Cactus. As part of this transaction, we and Tyson decided to make certain amendments to the shareholders agreement and, in this context, Cresud granted to Tyson a put option with the right to sell to us its 20% interest in Cactus.

B. IRSA Inversiones y Representaciones Sociedad Anónima

IRSA’s Series II Notes

On July 20, 2010, IRSA issued non-convertibles notes for a principal amount of US$150 million (“Series 2 Notes”) under its Global Note Program for up to US$400 million in nominal value, maturing on July 20, 2020. The issue price was 97.838% of the nominal value and accrue interest at a nominal rate of 11.5% per annum, payable semi-annually on January and June 20, each year, commencing on January 20, 2011.

Acquisition of Unicity S.A (“Unicity”)

In early September 2010, and through E-Commerce Latina S.A., the Company acquired 100% of the stock capital of Unicity S.A. for the sum of US$2.5 million. Unicity capitalized its debt with the company and the company received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. Following this transaction, the company own 100% of capital stock of Solares de Santa María.

Escrow Agreement - Metropolitan 885 Third Ave. LLC

On August 4, 2010, IRSA transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$ 2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

B. IRSA Inversiones y Representaciones Sociedad Anónima (continued)

Acquisition of additional shares in BHSA

On June 16, 2010, the Board of Directors of Banco Hipotecario made a preemptive sale offer of 36.0 million of its treasury shares. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of it. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining offered Class D shares, to the cancellation of the StAR coupons maturing on that date.

Exercising its preemptive right, the Company took part in the offering and acquired 26,197,564 Class D shares totaling Ps. 36.2 million.

As a result of the transaction, the Company´s ownership interest in Banco Hipotecario increased from 28.03% to 29.78% of BHSA´s capital stock (without considering treasury shares).

Acquisition of the building located at 183 Madison Avenue, New York, NY.

On August 26, 2010, IRSA and other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY, in one of Manhattan’s most prominent neighborhoods known as “Midtown South”. The building has approximately 22,893 square meters of leasable area and, as of September 30, 2010, its occupancy rate was approximately 72%.

On August 30, 2010, we transferred US$7.3 million to the seller as deposit for the execution of the purchase agreement.

On December 15, 2010 we reported that the acquisition transaction was closed through our subsidiary Rigby 183 LLC (“Rigby 183”), in which we have an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was US$85.1 million, of which US$45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, we informed that we were negotiating the sale of the 8% interest in Rigby 183 held by RES.

Option to acquire an ownership interest in Alto Palermo S.A. (APSA).

On October 15, 2010 the exercise of the option discussed in Note 2.f).B. was consummated through payment of the price balance. As a result, IRSA became the holder of 94.89% of APSA’s capital stock.

Sale of Alto Palermo Notes

On October 12, 2010 IRSA sold Alto Palermo’s Series I Notes for a nominal value of US$39.6 million that it had acquired in fiscal year 2009 for US$38.1 million.

Aqcuisition of Hersha´s shares

On October 22, 2010 and through REIG, IRSA acquired 2,952,625 ordinary shares in Hersha Hospitality Trust (“Hersha”) at a price of US$5.80 per share, totaling US$17.1 million. Following this acquisition, IRSA’s ownership interest in Hersha amounts to 10.7% of Hersha’s outstanding capital. Besides, if the purchase option mentioned in Note 2.f).B were exercised and Hersha failed to issue new shares in favor of third parties, IRSA’s ownership interest in Hersha would amount to 13.63%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

B. IRSA Inversiones y Representaciones Sociedad Anónima (continued)

Acquisition of companies in Uruguay

On December 17, 2010, IRSA and Cyrela signed a share purchase agreement by which IRSA reacquired from Cyrela 50% of Liveck capital stock for US$2.7 million. This amount is equivalent to the contributions made to Liveck by Cyrela. Consequently, as of the issuance of these financial statements IRSA stake in Liveck raised to 100%

As part of the agreement IRSA assumed the obligation to hold harmless Cyrela in case of receiving a claim from the sellers of Zetol. Also, if unable to obtain, within 24 month as from the date of the agreement, the release of Cyrela from the guarantee given in favor of the mentioned sellers, IRSA is forced to issue a new security equal to the 45% of the outstanding balance, interest thereon and the option right of the sellers of Zetol, in favor of Cyrela.

C. Alto Palermo S.A. (APSA)

Sale of 80% equity interest in Tarshop

On December 22, 2009, APSA´s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. for a sale price of US$26.8 million. The transaction was subject to the approval of the Banco Central de la República Argentina, among other things, which approval was obtained on August 30, 2010. APSA and Banco Hipotecario S.A. executed the closing documents on September 13, 2010.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

Barter agreement with TGLT S.A.

On October 13, 2010, the Company and an unrelated third party, TGLT S.A. (“TGLT”), a real estate developer in Argentina, entered into an agreement to barter the Beruti 3351/59 plot of land acquired back in June 2008 (See Note 2.h) for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer the Company (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010.

Shopping Neuquén project

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the submission of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. INCSA will surrender the deed of title to APSA within 30 working days as from registration of title with regulatory authorities. The transaction was filed with the National Antitrust Commission. APSA is still in the process of determining the fair values of the net assets acquired for purposes of the purchase price allocation process.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Subsequent events (continued)

C. Alto Palermo S.A. (APSA) (continued)

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. Since the acquisition of the Soleil Factory was completed on July 1, 2010, the Company must now commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company.

Paraná plot of land

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$0.5 million to be paid as follows: i) US$0.05 million was settled as prepayment on July 14, 2009, ii) US$0.1 million was settled upon executing such agreement, and iii) US$0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

Acquisition of shares of TGLT S.A.

On November 4, 2010, APSA acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

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

As discussed in Notes 2.d), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the consolidated financial statements.

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods

Reconciliation of net income:

	Year ended June 30,
	2010		2009		2008
Net income under Argentine GAAP	Ps.	185,406	Ps.	124,616	Ps.	22,948
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 30.I.a))		(26,393)		(88,774)		4,156
Valuation of inventories (Note 30.I.b))		(52,344)		5,782		(5,669)
Deferred income tax (Note 30.I.c))		55,068		(105,928)		3,274
Elimination of gain on acquisition of non controlling interest (Note 30.I.d))		32		32		32
Available-for-sale securities (Note 30.I.e))		14,885		(6,946)		20,523
Accounting for convertible notes (Note 30.I.f))		—		—		(253)
Effect of US GAAP adjustments on management fee (Note 30.I.g))		(888)		892		726
Reversal of gain recognized for assets held for sale (Note 30.I.h))		—		885		(885)
Accounting for warrants (Note 30.I.i))		(23,812)		88,184		(28,437)
Depreciation of fixed assets (Note 30.I.k))		536		587		—
Pre-operating and organization expenses (Note 30.I.l))		(7,991)		(9,783)		—
Accounting for IRSA Step Acquisition (Note 30.I.n))		39,852		71,433		—
Securitization accounting (Note 30.I.o))		(2,280)		5,543		—
Present-value accounting (Note 30.I.p))		(2,182)		12,578		—
Reversal of previously recognized impairment losses (Note 30.I.q))		3,114		783		—
Accounting for real estate barter transactions (Note 30.I.r))		735		9,272		—
Differences in basis relating to purchase accounting (Note 30.I.ac))		58,470		—		—
Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 30.I.s))		(6,552)		7,778		—
Software developed or obtained for internal use (Note 30.I.u))		49		44		—
Reversal of capitalized foreign exchange differences (Note 30.I.(v))		(1,984)		(54,506)		—
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 30.I.w))		(167)		(111)		—
Revenue recognition – deferred commissions (Note 30.I.x.1))		(3,187)		(3,005)		—
Revenue recognition – scheduled rent increases (Note 30.I.x.2))		17,015		5,145		—
Deferred revenues – insurance & fees (Note 30.I.x.3))		22,925		(2,533)		—
Amortization of fees related to Series II of APSA Non Convertible Notes (Note 30.I.z))		(97)		53		—
Derecognition of put option (Note 30.I.aa))		(3,582)		(40,334)		—
Acquisition of non controlling interest in IRSA(Note 30.I.ad))		(563)		—		—
Non-controlling interest (Note 30.I.y) and 30.II.s))		(72,666)		94,900		—

Net income under US GAAP attributable to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria	Ps.	193,399	Ps.	116,587	Ps.	16,415

Non-controlling interest (Note 30.I.y) and 30.II.s))		257,510		(690)		266

Net income under US GAAP	Ps.	450,909	Ps.	115,897	Ps.	16,681

Earnings per share under US GAAP attributable to Cresud (Note 30.II.g)):
Basic net income per common share	Ps.	0.40	Ps.	0.24	Ps.	0.04
Diluted net income per common share	Ps.	0.38	Ps.	0.12	Ps.	0.04

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2010		2009
Total shareholders’ equity under Argentine GAAP	Ps.	1,968,193	Ps.	1,812,884
US GAAP adjustments:
Effect of US GAAP adjustments on equity investees (Note 30.I.a))		(40,958)		(202,904)
Valuation of inventories (Note 30.I.b))		(88,280)		(35,936)
Deferred income tax (Note 30.I.c))		(216,960)		(237,440)
Elimination of gain on acquisition of non-controlling interest (Note 30.I.d))		(1,009)		(1,041)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 30.I.w))		483		650
Accounting for warrants (Note 30.I.i))		(104,750)		(80,978)
Effect of US GAAP adjustments on management fee (Note 30.I.g))		22,839		23,727
Depreciation of fixed assets (Note 30.I.k))		(7,832)		(8,368)
Pre-operating and organization expenses (Note 30.I.l))		(24,944)		(16,953)
Accounting for IRSA Step Acquisition (Note 30.I.n))		296,978		257,126
Differences in basis relating to purchase accounting (Note 30.I.ac))		69,651		—
Mortgage payable with no stated interest rate (Note 30.I.m))		(2,029)		(2,029)
Present-value accounting (Note 30.I.p))		19,166		21,348
Reversal of previously recognized impairment losses (Note 30.I.q))		(102,972)		(106,086)
Accounting for real estate barter transactions (Note 30.I.r))		(29,409)		(30,144)
Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 30.I.s))		(18,719)		(12,167)
Appraisal revaluation of fixed assets (Note 30.I.t))		(3,953)		(3,953)
Software developed or obtained for internal use (Note 30.I.u))		(7)		(56)
Reversal of capitalized foreign exchange differences (Note 30.I.(v))		(69,304)		(67,320)
Revenue recognition – deferred commissions (Note 30.I.x.1))		(25,084)		(21,897)
Revenue recognition – scheduled rent increases (Note 30.I.x.2))		37,023		20,008
Deferred revenues – insurance & fees (Note 30.I.x.3))		(12,603)		(35,528)
Amortization of fee related to Series II of APSA Non-Convertible Notes (Note 30.I.z))		182		279
Derecognition of put option (Note 30.I.aa))		(48,459)		(44,877)
Accounting for investment in Hersha Hospitality Trust (Note 30.I.ab))		111,444		—
Acquisition of non controlling interest in IRSA (Note 30.I.ad))		13,930		—
Non controlling interest on adjustments above		115,036		306,976

Shareholders’ equity under US GAAP attributable to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria	Ps.	1,857,653	Ps.	1,535,321

Non-controlling interest (Note 30.I.y) and 30.II.s))		1,436,236		1,055,252

Shareholders’ equity under US GAAP	Ps.	3,293,889	Ps.	2,590,573

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2010				2009
	Cresud		Non controlling interest	Total	Cresud		Non controlling interest	Total
Shareholders’ equity at the beginning of the year	Ps.	1,535,321	1,055,252	2,590,573	Ps.	1,515,649	1,160	1,516,809
Distribution of cash dividends		(60,000)	(37,262)	(97,262)		(20,000)	(23,540)	(43,540)
Purchase of treasury stock		—				(72,725)	—	(72,725)
Exercise of warrants – par value		22	—	22		7	—	7
Additional paid-in-capital-warrants		152	—	152		34	—	34
Non-controlling shareholders’ contribution		—	79,629	79,629		—	48,038	48,038
Other comprehensive income (Note 30.II.(o))		144,495	108,092	252,587		(20,395)	(24,033)	(44,428)
Additional paid-in-capital-common Acquisition of non controlling interest of IRSA		14,496	—	14,496		—	—
Foreign currency translation		29,768	—	29,768		18,618	—	18,618
Effect of consolidation with IRSA		—	—	—		—	1,053,885	1,053,885
Acquisition of non controlling interest		—	(39,135)	(39,135)		—	—	—
Sell of non controlling interest		—	73	73		—	432	432
Non-controlling interest in Arcos		—	12,077	12,077		—	—	—
Cumulative translation differences		—	—	—		(2,454)	—	(2,454)
Net income under US GAAP		193,399	257,510	450,909		116,587	(690)	115,897

Shareholders’ equity as of the end of the year	Ps.	1,857,653	1,436,236	3,293,889	Ps.	1,535,321	1,055,252	2,590,573

Description of reconciling items:

a) Effect of US GAAP adjustments on equity investees

As of June 30, 2008, the equity investees of the Company are IRSA, Agro Uranga, Cactus and BrasilAgro.

As discussed in Note 2.b), during fiscal year ended June 30, 2009 the Company acquired an additional 11.57% equity interest in IRSA and started consolidating IRSA’s accounts as from October 1, 2008. Accordingly, as of June 30, 2009, the investment in IRSA is no longer reflected as an equity investee of the Company.

As of June 30, 2010 and 2009, the equity investees of the Company are Cactus, Agro Uranga, EAASA and BrasilAgro and within the agricultural business, and BHSA, BACSA, Manibil and Metropolitan within the real estate business.

The reconciling item includes the impact of the US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 26.4 million, a loss of Ps. 88.8 million and a gain of Ps. 4.2 million for the years ended June 30, 2010, 2009 and 2008, respectively, net of Ps. 108.3 million, Ps. (27.9) million and Ps. (21.8) million of other comprehensive income adjustments for the years ended June 30, 2010, 2009 and 2008 (See Note 30.II.o)).

The US GAAP adjustments on the equity investees related to the agricultural business (Cactus, Agro Uranga, EAASA and BrasilAgro) were not significant for any of the years presented and they primarily relate to valuation of inventories.

The US GAAP adjustments on the equity investees related to the real estate business (BHSA, BACSA, Manibil and Metropolitan) were primarily related to: (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origination fees and costs; (iv) securitization of mortgaged loans and (vi) impairment of fore closed assets, among others. As discussed in Note 2.f), the investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations.

During the years ended June 30, 2010 and 2009, the Company acquired additional shares in BHSA. Both acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA’s balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In both acquisitions, the fair value of BHSA’s net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Effect of US GAAP adjustments on equity investees (continued)

consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in both acquisitions. The remaining negative goodwill was recognized as a gain in the respective periods. Accordingly the Company recorded gains of Ps. 70.4 million and Ps. 133 million as a result of these transactions.

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 70.4 million and Ps. 133 million for the years ended June 30, 2010 and 2009, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation or selling of the shares of BHSA.

The US GAAP adjustment related to the Company´s investment in IRSA as of June 30, 2008 and for the year then ended and for the period from July 1, 2008 through September 30, 2008 represented the net effect of (i) the different accounting treatment between Argentine GAAP and US GAAP given to the change in the method of accounting for the investment in IRSA from fair market value to the equity method of accounting in March 2002; (ii) the differences in accounting treatment between Argentine GAAP and US GAAP to the successive acquisitions of IRSA’s shares by the Company; (iii) the impact of US GAAP adjustments on the financial statements of IRSA before application of the equity method, and (iv) differences in paid-in capital resulting from differences basis in the carrying amount of the investment. As discussed above, the Company started consolidating IRSA as from October 1, 2008. The effects of the US GAAP adjustments on the step acquisition of IRSA are included in the reconciling item titled “Accounting for IRSA Step Acquisition”.

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

Under US GAAP, the financial statements of prior periods were retroactively adjusted as required by ASC No. 323 “Investments-Equity method and Joint Ventures” (“ASC No. 323”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares under the purchase method of accounting and allocated the amount paid to the net assets acquired and liabilities assumed at the acquisition date based on fair value. As the fair value of the net assets acquired and liabilities assumed exceeded the cost of the acquisition, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps. 196.7 million.

The effect of this adjustment is primarily reflected in lower depreciation expense due to a lower fixed asset basis of IRSA and the reversal of the amortization of negative goodwill recognized under Argentine GAAP.

(ii) In addition, this reconciling item also includes the different accounting treatment of certain acquisitions of IRSA shares by the Company, which occurred between the fiscal years 2005 and 2008. Certain acquisitions generated negative goodwill under Argentine GAAP. When negative goodwill existed, the Company reassessed the identification and valuing process of net assets acquired performed. If after reassessment, negative goodwill persisted, all intangible assets identified were subject to reduction. If after all intangible assets were

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Effect of US GAAP adjustments on equity investees (continued)

reduced to zero an amount of negative goodwill remained, it was amortized under the straight-line basis over the weighted average useful life of the assets acquired. Under US GAAP, all long-lived assets (including intangible assets) were subject to pro rata reduction. As such, since the basis for long-lived assets differed between Argentine GAAP and US GAAP, depreciation and amortization differences existed.

(iii) Through October 1, 2008, under both Argentine and US GAAP the Company’s investment in IRSA was accounted for under the equity method of accounting. However, certain significant differences existed between Argentine GAAP and US GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under US GAAP differed from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and US GAAP as they related to IRSA were related to, among others, (a) the impact of US GAAP adjustments on IRSA’s equity investees, (principally IRSA’s investment in BHSA) (b) the reversal of previously recognized impairment losses, (c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring, (f) the accounting for convertible notes, (g) securitization accounting, (h) deferred income taxes, (i) minority interest, (j) revenue recognition issues related to scheduled rent increases and brokerage commissions and (k) Accounting for investment in Hersha Hospitality Trust.

(iv) In addition, during fiscal year 2008, as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps. 8.5 million, as paid-in capital within shareholders’ equity.

This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and US GAAP in accounting for this transaction. However, during fiscal year 2008, under US GAAP the change in interest in IRSA resulted in a loss effect of Ps. 2.0 million, as a result of the differences between Argentine GAAP and US GAAP in the carrying value of the investment as discussed above.

b) Valuation of inventories

Under Argentine GAAP, livestock held for sale is recorded at net realizable value. Livestock for dairy, breeding and/or developing is recorded at replacement cost as determined by agricultural appraisers.

Under US GAAP, dairy, breeding and developing livestock is recorded at the lower of cost or market, with costs removed from inventory on a first-in/ first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity or are sold. Dairy and breeding herd is depreciated using the straight-line method over the estimated useful life of five years.

As of June 30, 2010 the significant difference between Argentine and US GAAP is due to the increase of beef cattle prices.

c) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740, “Income Taxes”, (“ASC No. 740”). However, as discussed in Note 2.d, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies ASC No. 740-830 “Foreign currency matters” (ASC No. 740-830”), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

c) Deferred income tax (continued)

by management to be more likely than not. During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carry forwards which in the aggregate amounted to Ps. 41.8 million. The Company recorded a valuation allowance of Ps. 52.9 million to provide for deferred tax assets of the consumer financing business, mainly related to tax loss carry forwards. The legal expiration period for these tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

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

d) Elimination of gain on acquisition of non controlling interest

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

e) Available-for-sale securities

As of June 30, 2010 and 2009, the Company´s available for sale securities include mutual funds, shares of public companies, mortgage bonds and government bonds. As of June 30, 2008, the Company´s available for sale securities include mutual funds, mortgage bonds, government bonds and IRSA Non Convertible Notes.

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

Under Argentine GAAP, available-for-sale securities are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

e) Available-for-sale securities (continued)

and losses are excluded from income and reported as a separate component of shareholders’ equity. ASC No. 320 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. See Note 30.II.o).

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

Under US GAAP, the Company applied ASC No. 470-20 “Debt with conversion and other options” (“ASC No. 470-20”), which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer.

Under ASC No. 470-20, the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. Under ASC No. 470-20, a discount resulting from recording a beneficial conversion option is required to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. ASC No. 470-20 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying ASC No. 470-20, under US GAAP, the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount was recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Net discount amortization recognized during the year ended 2008 totaled Ps. 0.3 million. These amounts include Ps. 2.3 million of accelerated amortization recognized as a result of warrant conversions made during those years. As the Company’s Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange losses reversed under US GAAP totaled Ps. (0.15) million during the years ended 2008. The Convertible Notes matured November 14, 2007. As of November 14, 2007, 89,126 Convertible Notes were pending conversion and were settled in cash. As of the same date, as of the same date, 132,982 warrants expired unexercised.

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

g) Effect of US GAAP adjustments on management fee

As discussed in Note 30.II.n), the Company entered into a Management Agreement with CAMSA, pursuant to which CAMSA provides agricultural advisory services and certain other administration services to the Company.

The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Reversal of gain recognized for asset held for sale

Under Argentine GAAP, long-lived assets classified as held for sale are recognized at net realizable value when (a) there is a market for the transaction and the net realizable value can be determined by reference to market-based transactions for similar assets and (b) the sales price is reasonably assured by contract.

Under US GAAP as ASC No. 360 “Property, Plant, and Equipment” (“ASC No. 360”), a long-lived asset could be classified as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of its carrying amount or fair value less costs to sell.

As of June 30, 2008, the Company classified 1,829 hectares out of “El Recreo” farm as held for sale under Argentine GAAP and recognized them at net realizable value. Therefore, a gain of Ps. 0.9 million was recorded as of June 30, 2008. The sale was completed in July 2008. Under US GAAP, the farm was also classified as an asset held for sale since the conditions for recognition were met. However, as required by ASC No. 360, the asset was valued at its carrying amount as of June 30, 2008. The gain was recognized under US GAAP during the year ended June 30, 2009.

i) Accounting for Warrants

In March 2008, the Company issued 180 million warrants as part of the issuance of common stock. Under Argentine GAAP, proceeds from the issuance were allocated to the shares and warrants issued based on the relative fair market value estimated upon subscription. The fair value of the warrants was calculated using the Black-Scholes method as of the date of issuance. Under Argentine GAAP, the warrants were considered an equity instrument and the portion of the proceeds allocated to the warrants was recorded as additional paid-in capital. The warrant agreement requires that the Company file, and use best efforts to cause to be declared and keep effective, a registration statement covering the issuance of the shares underlying the warrants. However, the warrant agreement fails to specify the remedies, if any, that would be available to warrant holders in the event there is no effective registration statement covering the issuance of shares underlying the warrants. Under US GAAP, the accounting of the warrants as a derivative liability is required under ASC No. 815-40 “Derivatives and Hedging” (ASC No. 815-40) (formerly EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”) due to the absence in the warrant agreement of provisions addressing the exercise of the warrants in the absence of an effective registration statement. Under ASC No. 815-40, the registration of the common stock underlying the warrants is not within the Company’s control. In addition, under ASC No. 815-40, in the absence of explicit provisions to the contrary in the warrant agreement, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Under the provisions of ASC No. 815-40, a contract designated as a liability must be carried at full fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. Under US GAAP, the proceeds were allocated first to the warrants on a full fair value basis with the residual allocated to common stock. The fair value of the warrants was Ps. 115.2 million as of the date of issuance. The US GAAP adjustment to equity represents the reclassification of additional paid-in capital to liability for such amount. The US GAAP adjustment to income represents the change in the fair value of the warrants as of June 30, 2010 and 2009. Also, amounts of Ps. 0.04 million and Ps. 0.01 million of warrants were exercised as of June 30, 2010 and 2009. As such, these amounts were reclassified from liabilities to equity.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

j) Accounting for uncertainty in income taxes

On July 1, 2007, the Company adopted ASC No. 740, “Income Taxes”, (“ASC No. 740”), formerly FIN No. 48—an interpretation of FASB Statement No. 109 (“FIN 48”). ASC No. 740 addresses the accounting and disclosure of uncertain tax positions. ASC No. 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with ASC No. 740 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

As of the adoption of ASC No. 740 at July 1, 2007, the Company did not have any liability for unrecognized tax benefits. Furthermore, the adoption of ASC No. 740 did not result in any net liability for unrecognized tax benefits.

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

k) Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges for US GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. In the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP. However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

l) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalized certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC 720-15-25-1, such costs are charged to income as incurred. The US GAAP adjustment for the years ended June 30, 2010, 2009 and 2008 represents the net effect of (i) expensing such costs as incurred and (ii) reversal of amortization on costs capitalized under Argentine GAAP and expensed under US GAAP.

m) Mortgage payable with no stated interest rate

In 1991, IRSA obtained a non-interest bearing mortgage with a face value of US$3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, IRSA did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, the non-interest bearing mortgage held by IRSA was recorded at the estimated market value of the note. IRSA used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2,000. This adjustment gives rise to differences in depreciation expense and is included in the line item “Accounting for IRSA Step Acquisition” in the US GAAP reconciliation.

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

Under US GAAP, the Company followed the provisions of ASC No. 805 (“ASC No. 805”), “Business Combinations”, formerly SFAS No. 141. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the cost of the acquired company is first allocated on a pro rata basis to reduce non current assets and then to earnings as extraordinary gain.

The purchase price allocation process for the IRSA Step Acquisition under US GAAP was the following:

1)	Recognition of intangible assets identified during the purchase price allocation and which were assigned a zero value under Argentine GAAP;

2)	Reduction of negative goodwill to zero by fully allocating it to (a) a reduction in the value of non-current assets allocated under Argentine GAAP (i.e. primarily fixed assets, inventories and undeveloped parcels of land); and (b) intangible assets;

This allocation process resulted in the change of the cost basis of the net assets of IRSA as of September 30, 2008 creating a new cost basis of these assets for Cresud after the Step Acquisition.

The purchase price allocation process for the IRSA Step Acquisition under US GAAP was the following:

Recognition of intangible assets for approximately Ps. 33 million (basically in-place leases) identified during the purchase price allocation and which were assigned a zero value under Argentine GAAP.

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

Under ASC No. 805, the new cost basis includes higher values resulting from the comparison between the fair values and the net book values determined under US GAAP at the percentage interest acquired. Once the new cost basis is determined, negative goodwill is reduced to zero on a pro rata basis as explained above. The US GAAP reconciling item to equity reflects the (i) adjustment to fair value from net book value, which was greater under US GAAP because the original net book value basis under US GAAP was lower than the Argentine GAAP original net book value basis, (ii) reduction of negative goodwill, and (iii) corresponding effect of the purchase price allocation process adjustments to income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

n) Accounting for IRSA Step Acquisition (continued)

Subsequent to October 1, 2008, IRSA sold to third parties certain of its assets (i.e. primarily buildings) for an aggregate consideration of Ps. 278.1 million. The gain on the sale of these assets was determined by comparison between their cost basis to the Company and the consideration received. These assets had a different cost basis between Argentine GAAP and US GAAP on the Company’s books, generally resulting in a lower cost basis under US GAAP. Consequently, the reconciling item also includes the adjustment to account for a higher gain under US GAAP.

o) Securitization accounting

The Company, through its subsidiaries Tarshop and Metroshop, enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their fair value and classified as investments in the accompanying Consolidated Balance Sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted ASC No. 860 “Transfers and Servicing” (“ASC No. 860”). ASC No. 860 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. ASC No. 860 also provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of ASC No. 860, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2010 and 2009, the Company has recorded a servicing liability of Ps. 0.7 million and Ps. 1.5 million, respectively. Following ASC No. 860, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. ASC No. 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of operations. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

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

The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at the lower of their equity value and their fair value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with ASC No. 320 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2010 and 2009 are as follows:

	2010		2009
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	144,913	Ps.	166,822
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(29,794)		(38,900)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	115,119	Ps.	127,922
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		115,119		127,922

US GAAP adjustment	Ps.	—	Ps.	—

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2010 and 2009 are as follows:

	2010		2009
Reversal of (gain) loss recognized under Argentine GAAP	Ps.	(6,374)	Ps.	15,828
Recognition of loss under US GAAP on the sale of receivables		4,094		515
Reclassification of unrealized losses (i)		—		(11,291)

US GAAP adjustment	Ps.	(2,280)	Ps.	5,052

(i)	As of June 30, 2009, the Company determined that the decline in fair value below amortized cost is other-than-temporary for those interests in securitized receivables which were issued up to June 30, 2008, recognizing in consequence an impairment of Ps. 15.1 million.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

o) Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2010 and 2009:

	Cost		Estimated Unrealized (loss) gain		Fair value (i)
Balance as of June 30, 2008	Ps.	—	Ps.	—	Ps.	—
Effect of consolidation with IRSA		102,316				102,316
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in unrealized loss		—		(5,053)		(5,053)
Reclassification of unrealized losses		(15,054)		—		(15,054)

Balance as of June 30, 2009	Ps.	132,975	Ps.	(5,053)	Ps.	127,922

Increase in retained interest		56,724		—		56,724
Liquidation of retained interest		(71,807)		—		(71,807)
Change in unrealized gain		—		2,280		2,280

Balance as of June 30, 2010	Ps.	117,892	Ps.	(2,773)	Ps.	115,119

(i)	Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2010 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates including charges for losses	Ps.	(534)	Ps.	(1,066)

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

q) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2010 and 2009 amounted to Ps. 1.2 million, and Ps. 0.8 million. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the asset cost giving rise to higher depreciation expense. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2010 and 2009 amounted to Ps. 4.3 million and Ps. 1.6 million respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

q) Reversal of previously recognized impairment losses (continued)

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP and (ii) a gain for lower depreciation charges under US GAAP .

r) Accounting for real estate barter transactions

In the ordinary course of business, IRSA enters into certain non-monetary transactions with third parties pursuant to which IRSA sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.f. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, IRSA recorded gains of Ps. 1.9 million for the year ended June 30, 2009. No gain was recorded for the year ended June 30, 2010.

Under US GAAP, IRSA applied the provisions of ASC No. 845 (“ASC 845”), “Non-monetary Transactions”. ASC No. 845 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.”

Under ASC No. 845 IRSA determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, when IRSA does not receive a down payment or receives a down payment which is less than 10% of the sales price. IRSA follows the deposit method as prescribed under Accounting Standard Codification No. 360-20 “ASC No. 360-20”, “Property, Plant and Equipment-Real State”. Under the deposit method IRSA does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. IRSA discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed.

For the year ended June 30, 2009, gains of Ps. 1.9 million, recorded under Argentine GAAP were reversed under US GAAP. No gain was recorded for the year ended June 30, 2010. However, the US GAAP adjustment reflects the effect of the reversal of the above mentioned gains and the recognition of a gain of Ps. 0.7 million and Ps. 11.2 million, for the years ended June 30, 2010 and 2009, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

s) Reversal of the gain from valuation of real estate inventories at net realizable value

Under Argentine GAAP, inventories, for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 6.4 million and Ps. 9.1 million, for the years ended June 30, 2010 and 2009, respectively, and (ii) the recognition under US GAAP of previously recognized gains (losses) under Argentine GAAP of Ps. (0.2) million and Ps. 16.9 million for the years ended June 30, 2010 and 2009 respectively, for which deeds of title were signed as of each the respective years.

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

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

t) Appraisal revaluation of fixed assets (continued)

This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the statement of income.

u) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles – Goodwill and other internal-use software” (“ASC No. 350-40”). The US GAAP adjustment for the year 2010, represents the effect net of (i) expensing such costs as incurred and (ii) the reversal of amortization expense previously capitalized costs under Argentine GAAP and expenses under US GAAP.

v) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2010 and 2009 related to the PAMSA and Horizons project. Under US GAAP, the Company applied the provisions of ASC No. 835-20, “Interest-Capitalization of Interest”, (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP for the years ended June 30, 2010 and 2009 for an amount of Ps. 2.0 million and Ps. 54.5 million, respectively.

w) Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002 the Company´s subsidiary APSA issued US$50 million of Convertible Notes (the “APSA Convertible Notes). Under US GAAP, the Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options”, (“ASC No. 470-20”), formerly APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in ASC No. 470-20 regarding Accounting for convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Under US GAAP, in November 2006, the EITF reached a final consensus in ASC No. 470-50-40, “Debt – Modifications and Extinguishments-Derecognition”, (“ASC No. 470-50-40”). ASC No. 570-50-40 reconsidered the original consensus in Issue 05-7 “Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues” that the change in fair value of an embedded conversion option should be included in the cash flow analysis under ASC No. 470-50 “Debt – Modifications and Extinguishments”, (“ASC No. 470-50”) in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in ASC No. 470-20.

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.2 million for year 2010.

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

x.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied ASC No. 840, “Leases”, (“ASC No. 840”), formerly SFAS No. 13, “Accounting for leases” and accordingly recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of a lease term in ASC No. 840. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements.

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

y) Non-controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC 810 “Consolidation”. Pursuant to ASC 810-10-45-15, non controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non controlling interests in more than one subsidiary. The Company determined that all of its non controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

y) Non-controlling interest (continued)

The adjustment represents the effect of the foregoing US GAAP adjustments on the non controlling interests under Argentine GAAP.

For additional disclosures related to the non controlling interests see Note 30.II.s.

z) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following the ASC No. 310-20 (“ASC No. 310-20”), “Receivables – Nonrefundable Fees and Other Costs”, such costs are amortized over the same period using the effective interest method.

aa) Derecognition of put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2010 amounted to Ps. 48.5 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 10.4 million was also generated for the recognition of the put option. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument pursuant to ASC No. 815 “Derivatives and Hedgings” (“ASC No. 815”). Accordingly, the value of the put option was derecognized under US GAAP.

According to ASC No. 815, “Derivatives and Hedgings” (ASC No. 815), a financial instrument is a derivative financial instrument if it meets all three of the following characteristics:

a. It has (i) one or more underlyings and (ii) one or more notional amounts or payment provisions or both.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from the net settlement.

ASC No. 815 provide that a contract fits the description of net settlement if its settlement provisions meet one of the following criteria: (a) neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount); (b) one of the parties is required to deliver an asset of the type described in the guidance but there is a market mechanism that facilitates net settlement; (c) one of the parties is required to deliver an asset of the type described in the guidance, but that asset is readily convertible to cash or is itself a derivative instrument.

Characteristics a. and b. are met since underlying is the quantity of shares to sell under the put option agreement and there is no initial net investment.

Characteristic c. is not met since the Company is required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

Consequently, under US GAAP the put option did not meet the definition of a derivative instrument.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

ab) Accounting for investment in Hersha Hospitality Trust

The Company acquired a 10.4% investment in Hersha as of June 30, 2010 (See Note 2.f.B). Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in equity securities with readily determinable fair values and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders´equity.

ac) Differences in basis relating to purchase accounting

Effective July 1, 2009, the Company applied the provisions of FASB Statement No. 141R “Business Combinations” (FAS 141R) or ASC No. 805 “Business Combinations” (“ASC No. 805”), for all business combinations for which the acquisition date is on or after the beginning of its fiscal year ended June 30, 2010, i.e. July 1, 2009. For all business combinations for which its acquisition date was prior to July 1, 2009, the Company applied the provisions of FAS 141 (see Note 30.I.n).

As discussed in Note 2.f).B, on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee of Ps. 0.1 million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.g) In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the noncontrolling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any noncontrolling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million; (ii) the recognition of the non-controlling interest at fair value for Ps. 12.1 million; and (iii) the charge expense of transaction costs for Ps. 0.4 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

ac) Differences in basis relating to purchase accounting (continued)

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)

Fair value of net assets acquired	Ps.	95,009

Minority interest		(12,077)

Purchase price	Ps.	24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)

Net cash paid for the acquisition	Ps.	7,628

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. The Company is analyzing the current value of the identifiable assets and liabilities acquired, as established in the FAS 141 (R)

Treatment of goodwill

Effectively July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC No. 350 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2010. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

ad) Acquisition of non controlling interest in IRSA

During fiscal year 2010, the Company acquired an additional minority interest in IRSA OF 1.85% for US$7.1 million. Under Argentine GAAP, the Company did not perform a purchase price allocation given the small percentage acquired. Therefore, The difference between the consideration paid and the carrying value of the minority interest acquired was treated as negative goodwill and amortized to income over a period of 20 years.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

ad) Acquisition of non controlling interest in IRSA (continued)

Under US GAAP, the Company applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. As per ASC No. 810-10-65, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control. Since under Argentine GAAP there were no additional acquisition adjustments recognized, there is no US GAAP adjustment in this regard. However, under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the noncontrolling interest acquired is recognized in the controlling interest´s equity as a credit to additional paid in capita]. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the noncontrolling interest is reclassified from noncontrolling interest to controlling interest´s equity.

In addition, under Argentine GAAP, negative goodwill is being amortized under the straight-line method over a period of 20 years. Consequently, the US GAAP adjustment also reflects the reversal of the amortization of negative goodwill under Argentine GAAP.

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

As a result of these differences in classification, gross profit under US GAAP would have been Ps. 974.8 million, Ps. 575.6 million and Ps. 83.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 253.9 million and Ps. 171.4 million for the years ended June 30, 2010 and 2009, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 2.1 million and Ps. 1.2 million for the years ended June 30, 2010 and 2009, respectively.

(v) Operating income

Under Argentine GAAP, the Company reflected management fees shareholders personal assets tax and others, financial results and allowance for doubtful accounts as non-operating expenses; under US GAAP, management fees shareholders personal assets tax and others and allowance for doubtful accounts would be included as operating expenses.

Should gains or losses on management fees, tax on shareholders’ personal assets tax, lawsuites contingencies, unrecoverable VAT receivable and others, financial results and allowance for doubtful accounts be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps. 552.2 million, Ps. 186.9 million and Ps. 37.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

b) Balance Sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real companies generally do not present a classified balance sheet.

Under Argentina GAAP, warrants are included into a Shareholder’s Equity. Under US GAAP, are classified as current or non-current liabilities depending on their respective settlement dates.

Inventories

Under Argentine GAAP, the Company has classified the livestock for dairy production and other purposes not related to its sale as non-current inventory. Under US GAAP, this amount would be recorded as property and equipment on the consolidated balance sheet.

Proportional consolidation

Under Argentine GAAP, the Company accounts for certain investments (the accounts of Cresca S.A., Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa, Baicom Networks S.A. and Puerto Retiro S.A. as of June 30, 2010 and 2009) where it exercises joint control under the proportionate consolidation method.

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

Deferred taxes

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2010 amounting to Ps. 182.5 million and the net deferred tax liability as of June 30, 2009 amounting to Ps. 119.2 million, as follows: Ps. 66.2 million and Ps. 78.3 million as of June 30, 2010 and 2009, respectively, as non-current other receivables; and Ps. 248.7 million and Ps. 197.5 million as of June 30, 2010 and 2009, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2010 and 2009, Ps. 44.8 million and Ps. 51.9 million, respectively, would have been classified as current assets, and Ps. 148.6 million and Ps. 109.4 million respectively, would have been classified as non-current assets. As June 30, 2010 and 2009 Ps. 19,0 million and Ps. 8.1 million, respectively, would have been classified as current liabilities and Ps. 356.9 million and Ps. 272.4 million, respectively, would have been classified as non-current liabilities.

Deferred debt costs

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 8,633.

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

Under US GAAP, Accounting Standard Codification No. 815 “Derivatives and Hedging” (“ASC No. 815”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Accounting Standard Codification No. 825, “Financial Instruments” (“ASC No. 825”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” requires reporting entities to disclose certain information for derivative financial instruments. ASC No. 815 superseded Statement of Financial Accounting Standard No. 105 “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk” and Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 30.II.e) for details of concentration of credit risk.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

The Company adopted Accounting Standard Codification No. 820 “Fair Value Measurements and Disclosures” (“ASC No. 820”) in the fiscal year ended June 30, 2009. In ASC No. 820, three levels of input, which are used to measure fair value, are as follows.

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	80,919	—	—	80,919
Other Investment, net (i)	153,895	—	—	153,895
Other receivables (ii)	—	512	—	512
Other Investment, net (iii)	—	—	115,119	115,119
Other non-current Investment, net (iv)	315,997	—	—	315,997

Total	550,811	512	115,119	666,442

	Level 1	Level 2	Level 3	Total
LIABILITIES
Warrants	104,749	—	—	104,749
Other liabilities (ii)	595	—	—	595

Total	105,344	—	—	105,344

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares of public companies and government bonds.
(ii)	Corresponds to derivative financial instruments.
(iii)	Corresponds to retained interests in securitized receivables
(iv)	Corresponds to investment in equity securities in Hersha

There were no liabilities measured at fair value on a recurring basis as of June 30, 2010.

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

Retained interests in securitized receivables:

Investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions, contractual interest paid to third-party investors and other factors.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2010:

Retained interest in securitized receivables
Balance at beginning of year	127,922
Insurance of retained interest in securities	56,724
Liquidation of retained interest in securitization	(71,807)
Total gains and losses
Included in other comprehensive income	2,280

Balance at end of year	115,119

The following is a description of the valuation methodologies used for the assets and liabilities not measured at fair value, key inputs and significant assumptions:

Mortgages and leases receivable, net:

The carrying amount of mortgages and leases receivables reported in the consolidated balance sheet approximates their fair value.

Accounts and notes receivable, net:

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts and notes payable:

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

Short-term debt:

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

I. Additional disclosure requirements (continued)

c) Disclosure about fair value of financial instruments (continued)

Long-term debt:

As of June 30, 2010 and 2009, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 1.8 million and Ps. 550.2 at June 30, 2010 and 2009, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes was Ps. 445.5 million and Ps. 410.1 million at June 30, 2010 and 2009, respectively and was determined based on quoted market prices of the notes.

Other receivables and other liabilities:

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

d) Additional disclosures about derivative financial instruments

FASB issued ASC No. 815 “Derivatives and Hedging”, (“ASC No. 815”), formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Standard No. 133”, to enhance the current disclosure framework in SFAS 133. ASC No. 815 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted ASC No. 815 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading.

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

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC No. 815

Fair Value of Derivative Instruments

	Assets and Liability Derivatives
	As of June 30
	2010			2009
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other receivables (Note 4.d))		512	Other receivables (Note 4.d))		124
	Other liabilities (Note 4.m))		(178)	Other liabilities (Note 4.m))		—
Crops derivatives	Other receivables (Note 4.d))		—	Other receivables (Note 4.d))		742
	Other liabilities (Note 4.m))		(595)	Other liabilities (Note 4.m))		(543)

Total derivatives not designated as hedging instruments under Statement 133		Ps.	(261)		Ps.	323

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Additional disclosures about derivative financial instruments (continued)

The Notional amounts are summarized in Note 7.

The following table summarizes the gains and losses on derivative financial instruments reported in the consolidated statement of income for the years ended June 30, 2010, 2009 and 2008:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2010		2009		2008
Crops derivatives	Unrealized gain (loss) on inventories (Note 4.n))		(713)		2,780		(14,512)
Foreign exchange contracts	Financial results, net (Note 4.p))		5,412		32,104		(70)

		Ps.	4,699	Ps.	34,884	Ps.	(14,582)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed derivative financial instruments with creditworthy financial institutions, its controlling shareholder, and all of these contracts are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

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

Agricultural Business

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies, as further described below. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists as of June 30, 2010 and 2009 due to the diversity of its customer base. However, as of June 30, 2010 and 2009, ten customers account for more than 74% and 74.6% of the Company´s consolidated revenues, respectively. Furthermore, only three customers, Cargill, Mastellone S.A. (Mastellone) and Molinos Río de la Plata S.A. as of June 30, 2010 and Cargill, Mastellone S.A. (Mastellone) and Monsanto S.A.I.C. as of June 30, 2009 account for more than 48 % and 46.45% of the Company´s consolidated revenues, respectively.

Mastellone is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 24.3 million, Ps. 19.1 million and Ps. 17.5 million for the years ended June 30, 2010, 2009 and 2008, respectively, representing 11.1%, 10.1% and 11.8% of the Company´s consolidated revenues, for those years, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

e) Concentration of credit risk (continued)

producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers. The Company negotiated with Mastellone the prices of raw milk on a monthly basis in accordance with domestic supply and demand. The prices of the milk are sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled and obtain from milk also raises or drops based on the content of bacteria and somatic cells.

The Company sells crops production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, it cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the economy recovery, customers experienced fewer delays in payments and also uncollectibility rates decreased during the year ended June 30, 2010. As of June 30, 2010, the allowance for doubtful accounts decreased Ps. 15.5 million, or 19.6% as compared to June 30, 2009 for Tarshop and Metroshop, respectively. Nevertheless, the Company continues closely monitoring the delays, delinquency and uncollectibility rates.

As of June 30, 2010, Tarshop sold receivables aggregating Ps. 960.9 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 136.0 million and Ps. 4.7 million escrow reserves for losses and Metroshop sold receivables aggregating Ps. 235.8 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 7.1 million and Ps. 0.7 million escrow reserves for losses. For the three months ended September 30, 2010, no additional impairment charge related to the retained interests in securitized receivables was recorded.

f) Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 “Statement of Cash Flows” (ASC No. 230).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Statement of cash flows classification differences (continued)

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 13 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash equivalents under Argentine GAAP and US GAAP. As described in Note 13, under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of Metroshop, CYRSA, Liveck, Baicom Networks, Puerto Retiro and Cresca. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP:

	For the year ended June 30,
	2010		2009		2008
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 13)	Ps.	175,653	Ps.	211,676	Ps.	521,086

Less:
Mutual funds not considered cash equivalents under US GAAP		(28,758)		(7,399)		(245,684)
Deconsolidation of pro-rata investments under US GAAP		(3,742)		(14,317)		—

Total cash and cash equivalents under US GAAP	Ps.	143,153	Ps.	189,960	Ps.	275,402

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2010, 2009 and 2008 were Ps. (0.03) million, Ps. (71.5) million and Ps. (1.7) million, respectively.

Due to the difference in definition of cash and cash equivalents, there may be a difference in the amount reported for purchases and sales of investments not considered to be cash equivalents under investing activities in a statement of cash flows under US GAAP as compared to the same titled line items under Argentine GAAP.

Due to the deconsolidation of the pro rata investments under US GAAP, the cash flows from operating, investing and financing activities under US GAAP differ from the respective cash flows under Argentine GAAP, since each line item excludes the pro rata equity interest of the respective cash inflow or outflow.

In addition, certain differences exist in the classification of cash inflows or outflows as operating, investing or financing activities under US GAAP as compared to Argentine GAAP. These differences are:

- Payments for the acquisition of a non controlling interest are classified as investing activities under Argentine GAAP while classified as financing activities under US GAAP;

- Dividends collected are classified as investing actitivies under Argentine GAAP while classified as operating activities under US GAAP

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Statement of cash flows classification differences (continued)

Based on the foregoing, the following table shows the cash flows from operating, investing and financing activities as well as the effect of exchange rate changes on cash and cash equivalents that would be reported in a statement of cash flows:

	Year ended June 30,
	2010		2009		2008
Net cash provided by (used in) operating activities	Ps.	125,158	Ps.	338,821	Ps.	(34,675)
Net cash used in investing activities		(490,170)		(110,981)		(691,282)
Net cash provided by (used in) financing activities		318,232		(241,766)		917,833
Effects of exchange rate changes		(28)		(71,516)		(1,718)

Net (decrease) increase in cash and cash equivalents	Ps.	(46,808)	Ps.	(85,442)	Ps.	190,158

g) Earnings per share

As described in Note 3.ac), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all years presented. Note 12 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP.

Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260, “Earnings per Share”, (“ASC No. 260”), formerly SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with ASC No. 260.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants, using the if converted method as applicable. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method, and consequently, the weighted-average number of potential common stock during the years ended June 30, 2008 would have been 3,003,208 shares. Diluted net income per common share under Argentine GAAP for the year ended June 30, 2008, using the treasury-stock method, would have been Ps. 0.0615.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income attributable to Cresud	Ps.	193,399	Ps.	116,587	Ps.	16,415
Plus (less): income (loss) impact of assumed conversions:
Warrants (i)		23,812		(88,184)		—
Interest expense on convertible debt		—		—		88
Foreign currency exchange gain		—		—		137
Income tax effects		(8,334)		30,864		(79)
Management fee		(1,548)		5,732		(15)

Net income attributable to Cresud plus assumed conversions	Ps.	207,329	Ps.	64,999	Ps.	16,546

(i)	For the year ended June 30, 2008, the computation of diluted earnings per share excludes the incremental shares from the assumed conversion of the warrants because their inclusion would be anti-dilutive.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Earnings per share (continued)

	Year ended June 30,
	2010		2009		2008
Denominator:
Weighted-average number of shares outstanding		486,545,863		484,929,612		368,466,065
Plus: incremental shares of assumed conversions:
Convertible Notes		—		—		1,650,056
Old-warrants (i)						1,353,152
Warrants (i)		62,355,168		59,236,162		16,970,575

Adjusted weighted-average number of shares		548,901,031		544,165,774		388,439,848

Basic and diluted EPS attributable to Cresud:
Basic net income per common share	Ps.	0.40	Ps.	0.24	Ps.	0.04
Diluted net income per common share		0.38		0.12		0.04

(i)	Potential common shares related to these instruments have been calculated using the treasury-stock method as required by US GAAP.

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

i) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC No. 712 (“ASC No. 712”) “Compensation – Nonretirement Post-employment Benefits formerly SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and ASC No. 710 (“ASC No. 710”) formely SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

j) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals was recorded for the year ended June 30, 2010.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2010 and 2009 were contingent rentals of Ps. 95.6 million and Ps. 70.9 million, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

j) Operating leases (continued)

Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See

Note 30.I.(x.2) for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases as of June 30, 2010 for each of the five succeeding fiscal years are as follows:

2011	Ps.	231,297
2012		171,450
2013		109,511
2014		43,069
2015		22,348
Thereafter 2016		56,896

	Ps.	634,571

•	Farmland leases

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

Total rent expense, including rents related to land leases, was Ps. 38.7 million, Ps. 53.7. million and Ps. 23.1 million for the years ended June 30, 2010, 2009 and 2008, respectively.

k) Equity investments

As of June 30, 2010 and 2009, the equity investees of the Company are Cactus, BrasilAgro and Agro Uranga within the agricultural business, and the equity investees related to the real estate business of the Company are BHSA, BACSA, Manibil, Hersha and Metropolitan.

As of June 30, 2008, the Company´s equity investees are Cactus, BrasilAgro and Agro Uranga within the agricultural business and IRSA related to the real estate business of the Company. As discussed in Note 2.b), during fiscal year the Company acquired an additional 11.57% equity interest in IRSA and started consolidating IRSA´s accounts as from October 1, 2008. Accordingly, as of June 30, 2010 and 2009, the investment in IRSA is no longer reflected as an equity investee.

Under Argentine GAAP, the Company’s gain in equity investees for the years ended June 30, 2010, 2009 and 2008 were Ps. 127.1 million, Ps. 49.2 million and Ps. 38.4 million, respectively. Under Argentine GAAP, the Company’s share of the net assets of the equity investees as of June 30, 2010 and 2009 were Ps. 1.390,4 million and Ps. 834.5 million, respectively. As discussed in Note 2.f), the equity investment in Metropolitan was valued at zero and a financial liability of US$1.5 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

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

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

k) Equity investments (continued)

Metropolitan (i)	2010		2009
Total assets	Ps.	850,393	868,750
Total liabilities	Ps.	1,423,866	1,410,383
Shareholders’ equity	Ps.	(573,473)	(541,633)
Revenues	Ps.	231,195	227,066
Net loss	Ps.	(12,505)	(775,702)

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

BHSA	2010			2009
Current assets	Ps.	(ii	)	Ps.	(ii	)
Non-current assets	Ps.	(ii	)	Ps.	(ii	)
Total assets	Ps.	11,284,071		Ps.	11,909,440
Current liabilities	Ps.	(ii	)	Ps.	(ii	)
Non-current liabilities	Ps.	(ii	)	Ps.	(ii	)
Total liabilities	Ps.	8,422,405		Ps.	9,209,822
Non-controlling interest	Ps.	37,133		Ps.	36,881
Shareholders’ equity	Ps.	2,861,666		Ps.	2,662,737

	For the year ended June 30,
	2010		2009		2008
Revenues	Ps.	1,222,309	Ps.	1,016,159	Ps.	696,591
Gross profit		560,719		400,851		145,898
Net income (loss)	Ps.	198,929	Ps.	50,463	Ps.	(59,562)

(i)	Balance sheet of real estate companies are unclassified
(ii)	Balance sheets of banking entities are unclassified

l) Investments in debt and equity securities

In accordance with ASC No. 320 (“ASC No. 320”), “Investments – Debt and Equity Securities”, formerly SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds, its investments in IRSA Non-Convertible Notes, its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with ASC No. 320:

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

l) Investments in debt and equity securities (continued)

The cost and estimated fair values of marketable securities available for sale as of June 30, 2010, 2009 and 2008 were as follows:

	2010
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	114,345	975	—	115,320
Dolphin Fund (ii)	38,097	—	(4,696)	33,401
Shares of public companies(ii)	4,240	—	(166)	4,074
Mortgage bonds	823	95	—	918
Government bonds (i)	143	39	—	182

Total	157,648	1,109	(4,862)	153,895

	2009
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds (ii)	118,700	1,933	—	120,633
Dolphin Fund	22,751	7,466	—	30,217
Shares of public companies	20,061	1,542	—	21,603
Mortgage bonds	981	217	—	1,198
Government bonds (i)	14,223	—	(26)	14,197

Total	176,716	11,158	(26)	187,848

	2008
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds (ii)	492,134	—	(18,843)	473,291
Mortgage bonds	619	4	—	623
Government bonds (ii)	94	—	(1)	93
IRSA Non-Convertible Notes (ii)	12,683	—	(1,398)	11,285

Total	505,530	4	(20,242)	485,292

(i)	New cost basis includes an other-than-temporary impairment of Ps. 2.0 million as of June 30, 2009.
(ii)	Unrealized loss position for less than 12 months.

Gross loss of Ps. 3.5 million and a gross gain of Ps. 51.7 million and Ps. 3.2 for the years ended June 30, 2010, 2009 and 2008, respectively, were realized on those sales.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

l) Investments in debt and equity securities (continued)

The information and the reconciliation item regarding the investment in Hersha Hospitality Trust, an available for sale security for US GAAP purposes, has been included separately below.

Accounting for the investment in Hersha Hospitality Trust

IRSA has a 10.9% investment in Hersha Hospitality Trust as of June 30, 2010 (See Note 2.f.B). Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair values and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders’ equity.

The cost and estimated fair values of Hersha Hospitality Trust at june 30,2010 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2010
Hersha Hospitality Trust	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

m) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 1,053,736 and capitalized costs of issuance of debt of Ps. 8,633 - See Note 30.II.b)), as of June 30, 2010, are as follows:

2012	Ps.	36,548
2013		69,549
Thereafter 2015		755,702

	Ps.	861,799

n) Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 8 to the Consolidated Financial Statements.

- Consulting agreement: Pursuant to the terms of a consulting agreement with Consultores Asset

Management S.A. (“CAMSA”) CAMSA provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAMSA, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 20.6 million, Ps. 13.6 million and Ps. 2.2 million for the years ended June 30, 2010, 2009 and 2008, respectively.

- Acquisitions: During the year ended June 30, 2010 and 2009, Cresud acquired 10,667,870 and 78,181,444 additional shares of IRSA, respectively. Consequently, Cresud´s share in IRSA as of June 30, 2010 amounts approximately to 57.49%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During fiscal year 2010, the Company, through its subsidiary, IRSA, acquired additional shares of Banco Hipotecario for Ps. 118.7 million, of which as of June 30, 2010, Ps. 112.6 million were paid.

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

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Disclosure of related parties transactions (continued)

- Donations: For the years ended June 30, 2010, 2009 and 2008, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 5.6 million and Ps. 1.7 million as of June 30, 2010 and 2009 respectively. The Company made no donations to Fundación IRSA during fiscal year ended June, 30 2008. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

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

The Company recognized net gain of Ps. 3.2 million for the year ended June 30, 2010.

- Corporate services: In view of the fact that the Company, IRSA and APSA have operating areas with certain similarities, the IRSA´s Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between the Company, IRSA and APSA, which was subsequently amended on August 23, 2007, August 14, 2008 and November 27, 2009.

The Framework Agreement for the Exchange of Corporate Services executed by and between the Company, IRSA and APSA currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Service Sharing Agreement within the Company, IRSA and APSA so as to simplify the issues arising from the consolidation of the Financial Statements resulting from the increase of Cresud’s interest in IRSA. In this regard, the IRSA´s Board of Directors has deemed it convenient and advisable for achieving such simplification, to transfer labor contracts, like those of APSA, to Cresud. Effective since January 1, 2010, labor costs of such employees were transferred to our payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement. In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas share by the Company, IRSA and APSA.

It should be noted that, notwithstanding this procedure, the Company, IRSA and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Disclosure of related parties transactions (continued)

based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Daniel E. Mellicovsky has been charged with the operation and implementation of the agreement on behalf of the Company, Abraham Perelman shall represent IRSA, and Cedric Bridger shall represent APSA. All these individuals are members of the Audit Committees of their respective companies.

- Legal services: During the years ended June 30, 2010, 2009 and 2008, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 4.9 million, Ps. 5.5 million and Ps. 1.0 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

o) Comprehensive income

ASC No. 220 “Comprehensive Income” (“ASC No. 220”) establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose Financial Statements. ASC No. 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a Financial Statement that is displayed with the same prominence as other Financial Statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30, 2010
	Cresud		Non- controlling interest		Total
Net income under US GAAP	Ps.	193,399	Ps.	257,510	Ps.	450,909
Changes in other comprehensive income items of equity investees		108,256		80,080		188,336
Foreign currency translation in the investee		29,768		—		29,768
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		35,699		27,067		62,766
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		540		945		1,485

Comprehensive income	Ps.	367,662	Ps.	365,602	Ps.	733,264

(i)	Net of income taxes of Ps. (34,189).
(ii)	Net of income taxes of Ps. (796).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

o) Comprehensive income (continued)

	Year ended June 30, 2009
	Cresud		Non- controlling interest		Total
Net income (loss) under US GAAP	Ps.	116,587	Ps.	(690)	Ps.	115,897
Changes in other comprehensive income items of equity investees		(27,938)		(17,719)		(45,657)
Foreign currency translation in the investee		18,618		—		18,618
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		8,650		(4,136)		4,514
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		(1,107)		(2,178)		(3,285)

Comprehensive income (loss)	Ps.	114,811	Ps.	(24,723)	Ps.	90,088

(i)	Net of income taxes of Ps. (2,432).
(ii)	Net of income taxes of Ps. 1,769.

	Year ended June 30, 2008
	Cresud		Non- controlling interest		Total
Net income under US GAAP	Ps.	16,415	Ps.	266	Ps.	16,681
Changes in other comprehensive income items of equity investees		(21,790)		—		(21,790)
Foreign currency translation in the investee		16,465		—		16,465
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		(169,983)		—		(169,983)
Unrealized holding loss on available-for-sale securities outstanding at the end of the year (i)		(13,340)		—		(13,340)

Comprehensive (loss) income	Ps.	(172,233)	Ps.	266	Ps.	(171,967)

(i)	Net of income taxes of Ps. 7,183

	As of June 30, 2010
	Cresud		Non- controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	82,477		62,361	Ps.	144,838
Foreign currency translation in the investee		66,449		—		66,449
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax)		31,194		22,931		54,125
Unrealized loss on retained interest in transferred mortgage and credit card receivables		(567)		(1,232)		(1,799)

Accumulated other comprehensive income	Ps.	179,553	Ps.	84,060	Ps.	263,613

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

o) Comprehensive income (continued)

	As of June 30, 2009
	Cresud		Non- controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	(25,779)		(17,719)	Ps.	(43,498)
Foreign currency translation in the investee		36,681		—		36,681
Unrealized holding loss on available-for-sale securities outstanding at the end of the year (net of income tax)		(4,505)		(4,137)		(8,642)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		(1,107)		(2,178)		(3,285)

Accumulated other comprehensive income (loss)	Ps.	5,290	Ps.	(24,034)	Ps.	(18,744)

	As of June 30, 2008
	Cresud		Non- controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	2,159		—	Ps.	2,159
Foreign currency translation in the investee		18,063		—		18,063
Unrealized holding loss on available-for-sale securities outstanding at the end of the year (net of income tax)		(13,156)		—		(13,156)

Accumulated other comprehensive income	Ps.	7,066	Ps.	—	Ps.	7,066

For the year ended June 30, 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company’s business only and the impact of their adoption if any.

p) Recently issued accounting standards

Financial Accounting Standard No. 141 (Revised 2007), “Business Combinations” (“FAS No. 141(R)”) or Accounting Standards Codification (“ASC”) 805, “Business Combinations”

The Company adopted FAS No. 141(R), or ASC No. 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 30.II.c. and 30.II.d. for details.

Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS No. 157”) or ASC No. 820, “Fair Value Measurements and Disclosures”

The Company adopted FAS No. 157 or ASC No. 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of Financial Accounting Standards Board (“FASB”) Statement No. 157” (“FSP FAS No. 157-2”), or ASC No. 820-10, amended ASC No. 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC No. 820-10, the Company adopted the provisions of ASC No. 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51” (“FAS No. 160”) or ASC No. 810-10-65-1,”Consolidation - Transition”

The Company adopted FAS No. 160 or ASC No. 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS No. 141(R)-1”) or new accounting guidance within ASC No. 805, “Business Combinations”

The Company adopted FSP FAS No. 141(R)-1, or ASC No. 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”) or ASC No. 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC No. 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) or new accounting guidance within ASC No. 323, “Investments-Equity Method and Joint Ventures”

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

The Company adopted Emerging Issues Task Force (“EITF”) 08-6, or ASC No. 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC No. 805 and ASC No. 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC No. 805 and ASC No. 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a Replacement of FASB Statement No. 162” (“FAS No. 168”) or ASC No. 105, “Generally Accepted Accounting Principles”

The Company adopted FAS No. 168, or ASC No. 105, in the second quarter of the 2010 fiscal year. This topic is the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with generally accepted accounting principles. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”)

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-02 “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification” (“ASU No. 2010-02”)

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC No. 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC No. 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC No. 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on the consolidated financial statements relative to noncontrolling interests.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

Accounting Standards Update No. 2009-06 “Income Taxes (Topic 740): Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities” (“ASU No. 2009-06”)

In September 2009, the FASB issued ASU” 2009-06, “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”. This ASU includes guidance on the application of FIN 48 by pass-through entities and tax-exempt not-for- profit entities, and eliminates certain disclosures for nonpublic entities. For entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for annual financial statements for years beginning after December 15, 2008. The adoption of ASU No. 2009-09 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-01 “Generally Accepted Accounting Principles (Topic 105): Amendments based on Statements of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”)

In June 2009, the FASB issued ASU No. 2009-01, Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU reflected the issuance of FASB Statement No. 168. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU includes Statement 168 in its entirety, including the accounting standards update instructions contained in Appendix B of the Statement. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The adoption of the Codification resulted in modifications of accounting and reporting references with codification in ASC.

Accounting Standards Update No. 2009-02 “Omnibus Update - Amendments to Various Topics for Technical Corrections” (“ASU No. 2009-02”)

In June 2009, the FASB issued ASU No. 2009-02, Omnibus Update - Amendments to Various Topics for Technical Corrections. This omnibus ASU detailed amendments to various topics for technical corrections and was effective upon issuance. The adoption of ASU No. 2009-02 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-03 “SEC Update - Amendments to Various Topics Containing SEC Staff Accounting Bulletins” (“ASU No. 2009-03”)

In August 2009, the FASB issued ASU No. 2009-03, SEC Update - Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text and was effective upon issuance. The adoption of ASU 2009-03 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-04 “Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99” (“ASU No. 2009-04”)

In August 2009, the FASB issued ASU No. 2009-04, Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99. This ASU represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per Emerging Issues Task Force Topic D-98, “Classification and Measurement of Redeemable Securities.” The ASU was effective upon issuance. The adoption of ASU No. 2009-04 did not have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

Accounting Standards Update No. 2009-07 “Technical Corrections to SEC Paragraphs” (“ASU No. 2009-07”)

In September 2009, the FASB issued ASU No. 2009-07, Technical Corrections to SEC Paragraphs. This Accounting Standards Update corrected SEC paragraphs in response to comment letters and was effective upon issuance. The adoption of ASU No. 2009-07 did not have material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-08 “Earnings Per Share Amendments to Section 260-10-S99” (“ASU No. 2009-08”)

In September 2009, the FASB issued ASU No. 2009-08, Earnings Per Share Amendments to Section 260-10-S99. This ASU represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The ASU was effective upon issuance. The adoption of ASU No. 2009-08 did not have material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-09 “Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees” (“ASU No. 2009-09”)

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-10 “Financial Services - Brokers and Dealers: Investments - Other, Amendment to Subtopic 940-325” (“ASU No. 2009-10”)

In September 2009, the FASB issued ASU No. 2009-10, Financial Services-Brokers and Dealers: Investments-Other, Amendment to Subtopic 940-325. This ASU codifies the Observer comment in paragraph 17 of EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management. The ASU was effective upon issuance. The adoption of ASU No. 2009-10 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 “Debt with Conversion and Other Options” or ASC No. 470 “Debt – Debt with Conversion and Other Options”

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC No. 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC No. 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. ASC No. 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC No. 470-20 did not have an impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

Future Adoption of Recently Issued Accounting Standards

Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140” (“FAS No. 166”) or Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) and Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS No. 167”) or Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

FAS No. 166, or ASU 2009-16, amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” by: eliminating the concept of a qualifying special-purpose entity (“QSPE”); clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of account eligible for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The topic requires enhanced disclosures about, among other things, a transferor’s continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-16 may have on the consolidated financial statements.

FAS No. 167, or ASU 2009-17, changes the consolidation guidance applicable to a variable interest entity (“VIE”). It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, the guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. QSPEs, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. The topic also requires enhanced disclosures about an enterprise’s involvement with a VIE. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-17 may have on the consolidated financial statements.

Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (Topic 820) (“ASU No. 2010-6”)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. Comparative disclosures are not required in the year of adoption. The Company will adopt the provisions of the standard on July 1, 2010, the first day of the 2011 fiscal year for the Level 1 and 2 disclosures, and on July 1, 2011 or the first day of the 2012 fiscal year for the Level 3 disclosures.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

Accounting Standards Update No. 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements- a Consensus of the FASB Emerging Issues Task Force” (Topic 605) (“ASU No. 2009-13”)

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” which amends ASC No. 605-25, “Revenue Recognition: Multiple-Element Arrangements .” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company will adopt the provisions of these amendments on July 1, 2010, the first day of the 2011 fiscal year and is currently evaluating the impact of these amendments to its consolidated financial statements.

Accounting Standards Update No. 2010-11 “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU No. 2010-11”)

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 will be effective on July 1, 2010, the first day of the 2011 fiscal year and are not expected to have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU No. 2010-10”)

In February 2010, the FASB issued ASU No. 2010-10, “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU No. 2010-10 are effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The Company expects the adoption of ASU No. 2010-10 will not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Recently issued accounting standards (continued)

develops its allowance for credit losses and how it manages its credit exposure. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, which will be on June 30, 2011 for the Company. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which will be on July 1, 2011, the first day of the 2012 fiscal year.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-17”)

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply 2010-17 retrospectively from the beginning of the year of adoption. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The ASU is effective as from July 1, 2010, the first day of the 2011 fiscal year. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

Accounting Standards Update No. 2010-08 “Technical Corrections to Various Topics” (“ASU No. 2010-08”)

In February 2010, the FASB issued ASU No. 2010-08 - Technical Corrections to Various Topics. This update’s purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The ASU is effective as from July 1, 2010, the first day of the 2011 fiscal year and the adoption of ASU No. 2010-08 will not have a material impact on the consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics - Technical Corrections to SEC Paragraphs - An announcement made by the staff of the U.S. Securities and Exchange Commission. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The ASU was effective upon issuance. The Company does not expect the provisions of ASU No. 2010-22 to have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-21 “Accounting for Technical Amendments to Various SEC Rules and Schedules Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies” (“ASU No. 2010-21”)

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Technical Amendments to Various SEC Rules and Schedules Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The ASU was effective upon issuance. The Company does not expect the provisions of ASU No. 2010-21 to have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

q) Pro-rata consolidation of jointly controlled companies

As discussed in Note 2.c), the Company accounted for its investments in Cresca S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck, Baicom Networks S.A. and CYRSA, under the proportionate consolidation method under Argentine GAAP.

Accordingly, the Company deconsolidated jointly controlled companies and prospectively applied the equity method of accounting for these investments. Under US GAAP, since the Company did not exercise control over the subsidiaries, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 30.

Presented below is the consolidated condensed information of the Company as of June 30, 2010 and 2009 considering these companies as an equity investee (see Note 2.c):

	As of and for the year ended June 30, 2010
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Current assets	Ps.	1,453,381	Ps.	(267,240)	Ps.		Ps.	1,186,141
Non-current assets		5,384,507		(86,058)		152,493		5,450,942

Total assets		6,837,888		(353,298)		152,493		6,637,083
Current liabilities		1,928,717		(157,814)				1,770,903
Non-current liabilities		1,315,970		(48,528)		6,363		1,273,805

Total liabilities		3,244,687		(206,342)		6,363		3,044,708
Non-controlling interest		1,625,008		(826)				1,624,182
Shareholders’ equity		1,968,193		(146,130)		146,130		1,968,193
Revenues		1,882,355		(269)				1,882,086
Gross profit		888,221		488				888,709
Net income	Ps.	185,406	Ps.	(9,591)	Ps.	9,591	Ps.	185,406

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

q) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2010
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Cash and cash equivalents as of the beginning of the year	Ps.	211.676	Ps.	(14,317)	Ps.	—	Ps.	197,359
Cash and cash equivalents as of the end of the year		175,653		(10,575)		—		165,078

Net (decrease) increase in cash and cash equivalents		(36,023)		3,742		—		(32,281)
Cash Flows From Operating Activities		167,609		48,965		—		216,574
Cash Flows From Investing Activities		(523,439)		(45,223)		—		(568,662)
Cash Flows From Financing Activities		319,807		—		—		319,807

Net (decrease) increase in cash and cash equivalents	Ps.	(36,023)	Ps.	3,742	Ps.	—	Ps.	(32,281)

	As of and for the year ended June 30, 2009
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Current assets	Ps.	1,157,655	Ps.	(40,964)	Ps.	—	Ps.	1,116,691
Non-current assets		4,818,401		(163,462)		69,976		4,724,915

Total assets		5,976,056		(204,426)		69,976		5,841,606
Current liabilities		1,313,912		(14,718)		1,803		1,300,997
Non-current liabilities		1,413,278		(121,176)		—		1,292,102

Total liabilities		2,727,190		(135,894)		1,803		2,593,099
Non-controlling interest		1,435,982		(3,852)		3,493		1,435,623
Shareholders’ equity		1,812,884		(64,680)		64,680		1,812,884
Revenues		1,427,175		(14,697)		—		1,412,478
Gross profit		575,983		(5,393)		—		570,590
Net income	Ps.	124,616	Ps.	21,707	Ps.	(21,707)	Ps.	124,616

	As of and for the year ended June 30, 2009
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Cash and cash equivalents as of the beginning of the year	Ps.	521,086	Ps.	(14,749)	Ps.	—	Ps.	506,337
Cash and cash equivalents as of the end of the year		211,676		(14,317)		—		197,359

Net (decrease) increase in cash and cash equivalents		(309,410)		432		—		(308,978)
Cash Flows From Operating Activities		248,412		15,654		—		264,066
Cash Flows From Investing Activities		(316,055)		(15,222)		—		(331,277)
Cash Flows From Financing Activities		(241,767)		—		—		(241,767)

Net (decrease) increase in cash and cash equivalents	Ps.	(309,410)	Ps.	432	Ps.	—	Ps.	(308,978)

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

II. Additional disclosure requirements (continued)

r) Business combinations

1) Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

IRSA 2009
Working capital deficiency	(20.8)
Inventories	9.1
Non-Current investments	56.7
Long term debt	(167.0)
Non-controlling interest	(27.8)
Fixed assets	161.2
Intangible assets	23.3
Deferred income tax	114.1

Net assets acquired	148.8

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

s) Presentation of Non-controlling interests

Under Argentine GAAP, the portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as minority interest and is classified as a separate component between the liability and equity sections of the balance sheet (mezzanine section). Net income or loss for the period excludes earnings attributable to the minority interest. For purposes of earnings per share calculations, net income excludes earnings attributable to the minority interest. Therefore, no adjustments to income available to common shareholders are necessary for earnings attributable to the minority interest.

Under US GAAP, the Company adopted ASC No. 810 “Consolidation” (“ASC No. 810”) effective July 1, 2009. ASC No. 810 establishes new accounting and reporting standards for the non-controlling interest, previously known as minority interest, in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests. The Company retroactively restated the amounts shown as consolidated shareholders equity, consolidated statement of income, consolidated statement of cash flows and consolidated statements of comprehensive income as required by ASC No 810.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

s) Presentation of Non-controlling interests (continued)

The Company has non-controlling interests in more than one subsidiary. Accordingly, the Company aggregated its various non-controlling interests in the consolidated financial statements. The adoption of ASC No. 810 resulted in a Ps. 1.509 million reclassification of non-controlling interests from the mezzanine section to shareholders equity on the June 30, 2010 consolidated balance sheet. Net income for the year ended June 30, 2010 was increased by Ps. 112 million as a result of the adoption. Prior to the adoption of ASC No. 810 non-controlling interests were deductions to income in arriving at net income. Under ASC No. 810, non-controlling interests are a deduction from net income used to arrive at net income attributable to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. For purposes of earnings per share calculations, net income includes earnings attributable to the minority interest. Therefore, an adjustment to income available to common shareholders is necessary for earnings attributable to the non-controlling interest to determine income attributable to common shareholders of the controlling interest.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2010 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements	Sales	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	(11)	185	—	659	113	546	June 1996	November 1997	23
Av. de Mayo 595	679	7,206	—	—	7,206	—	7,885	2,849	5,036	July 1992	March 1992	19
Av. Madero 942	—	—	—	—	—	—	—	—	—	N/A	July 1994- August 1994	10
Bouchard 551	88,097	84,186	—	—	84,186	—	172,283	10,087	162,196		March, 2007
Bouchard 710	39,466	59,072	—	—	59,072	—	98,538	7,199	91,339		May, 2005	28
Constitución 1111	256	1,081	—	—	1,081	—	1,337	440	897	September 1994- March 1995	June 1994 – January 1994	18
Constitución 1159	7,966	796	—	—	796	(3,335)	5,427	—	5,427			50
Costeros Dique IV	4,260	23,310	—	—	23,310	—	27,570	4,226	23,344	N/A	June 2001	28
Costeros Dique II Edificios A y B	—	21,184	—	(21,184)	—	—	—	—	—	September 1998	March 1997	28
Dock del Plata	474	458	—	—	458	—	932	68	864	N/A	November, 2006	24
Intercontinental Plaza	8,671	111,998	—	(17)	111,981	—	120,652	15,879	104,773	June 1996	November, 1997	24
Hotel Intercontinental	8,672	59,930	—	(17)	59,913	—	68,585	10,321	58,264
Hotel Libertador	3,027	76,906	2,213	—	79,119	—	82,146	45,184	36,962	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	82,163	498	—	82,661	—	107,634	19,916	87,718			15
Terreno Catalinas Norte	100,804	(100,804)	100,804	—	—	—	100,804	—	100,804	N/A	March 1999	27
Libertador 498	4,041	35,567	—	(16,000)	19,567	—	23,608	5,685	17,923	N/A	December 1995	22
Libertador 602	—	3,485	—	(3,485)	—	—	—	—	—	N/A	May 1996	22
Store Cruceros	—	—	—	—	—	—	—	—	—			50
Madero 1020	70	445	—	(45)	400	—	470	145	325	N/A	December 1995	10
Maipú 1300	10,293	52,620	—	—	52,620	—	62,913	14,429	48,484	N/A	September 1995	23
Rivadavia 2768	76	446	—	—	446	—	522	117	405	June 1995	November 1993	22

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Investments in real estate and accumulated depreciation (continued)

Description	Land		Buildings and improvement		Improvements		Sales		Total buildings and improvements		Impairment		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		—		—		—		—		—		12,496		—		12,496	N/A
Sarmiento 517		96		389		—		—		389		(197)		288		91		197	March 1995	December 1994- August 1994- July 1994	19
Suipacha 652		2,547		21,882		—		—		21,882		—		24,429		6,074		18,355	April-June 1994	November 1991	22
Della Paolera 265		77,251		80,813		—		—		80,813		—		158,064		7,587		150,477	N/A	August 2007	30
Museo Renault		3,010		2,065		—		—		2,065		—		5,075		280		4,795	N/A	December 2008
Edificio República		109,065		121,317		—		—		121,317		—		230,382		10,517		219,865	N/A	May 2008
Dique IV		3,660		69,029		—		(106)		68,923		—		72,583		2,636		69,947	April 2009	N/A	27
Shopping Abasto		9,752		274,482		97		—		274,579		—		284,331		100,405		183,926	November 1998	N/A	31
Shopping Alto Palermo		8,694		34,116		379,057		—		413,173		—		421,867		295,552		126,315	October 1990	November 1997- March 1998	26
Shopping Alto Avellaneda		18,089		186,188		2,331		—		188,519		—		206,608		124,934		81,674	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		11,268		138,340		1,795		—		140,135		—		151,403		61,857		89,546	June 1992	June 1997	25
Alto Noa		357		45,929		631		—		46,560		—		46,917		22,559		24,358	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design		—		56,053		2		—		56,055		—		56,055		40,400		15,655	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		148,771		718		—		149,489		—		157,908		80,419		77,489	September 1988	October 1998	23
Alto Rosario		25,686		66,170		576		—		66,746		—		92,432		13,883		78,549	November 2004	N/A	29
Mendoza Plaza Shopping		10,546		111,297		—		(2,991)		108,306		—		118,852		37,482		81,370	June 1994	December 2004	22
Neuquén Project		3,046		10,585		262		—		10,847		—		13,893		566		13,327	Under construction	September 1999	N/A
Panamerican Mall		123,568		443,005		39,025		—		482,030		—		605,598		15,670		589,928	July 2009	November, 2006	28
Shopping Córdoba		5,009		83,258		4,118		—		87,376		—		92,385		30,873		61,512	March, 1990	December, 2006	16
Other		43,675		1,456		—		(1,234)		222		—		43,897		13,549		30,348	N/A	N/A	N/A

Total	Ps.	778,533	Ps.	2,415,390	Ps.	532,127	Ps.	(45,090)	Ps.	2,902,427	Ps.	(3,532)	Ps.	3,677,428	Ps.	1,001,992	Ps.	2,675,436

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2010		2009		2008
Balance, beginning of the year	Ps.	3,411,553	Ps.		Ps.
Additions during the year:
Effect of consolidation with IRSA		3,196		3,247,410		—
Acquisition		100,804		—		—
Improvements		51,848		4,372		—
Recovery of impairment		359		1,083		—
Transfers from work-in-progress leasehold improvements		—		257,545		—

		3,567,760		3,510,410

Deductions during the year:
Sales		(54,996)		(98,857)		—

		(54,996)		(98,857)		—

Balance, end of the year	Ps.	3,512,764	Ps.	3,411,553	Ps.	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)-

II. Additional disclosure requirements (continued)

(u) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2010 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	December 2012	Semi-annual	None	Ps.	30,680	Ps.	26,537	None
Customer B	10%	August 2012	Monthly	None		3,856		3,860	None
Customer C	6%	June 2011	Monthly	None		3,113		2,485	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 – January 2011	Monthly	None		57		73	None
Mortgage receivables Ps. 50,000 -Ps.69,999	14-16%	May 2009 – April 2010	Monthly	None		282		340	None
Mortgage receivables Ps. 70,000-Ps.99,999	12 – 14%	June 2009 – April 2015	Monthly	None		220		254	None
Mortgage receivables Ps. 120,000-Ps.139,999	14%	June 2014	Monthly	None		128		50	None
Mortgage receivables Ps. 360,000-Ps.379,999	12%	November 2012	Monthly	None		361		314	None

					Ps.	38,697	Ps.	33,913

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(u) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2010		2009		2008
Balance, beginning of year	Ps.	10,449	Ps.	1,343	Ps.	1,749
Additions during the year:
New mortgage loans		37,669		9,392		328
Deductions during the year:
Collections of principal		(14,205)		(286)		(734)

Balance, end of year	Ps.	33,913	Ps.	10,449	Ps.	1,343

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

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statements information (continued)

a) Property and equipment

											Current year										Net
Principal Account	Value at the beginning of year		Additions and/or transfers		Deductions and/or transfers		Value at the end of year		Accumulated at the beginning of year		Decrease (increase) of the year		Current year (3)		Accumulated at the end of the year		Impairment		Net carrying value as of June 30, 2010		carrying value as of June 30, 2009
Farms	Ps.	323,655	Ps.	7,687		1,537	Ps.	329,805	Ps.	—	Ps.	—		—	Ps.	—	Ps.	—		329,805	Ps.	323,655
Wire fences		10,242		654		1,060		9,836		1,694		630		321		1,385		—		8,451		8,548
Watering troughs		7,506		1,199		632		8,073		1,782		277		385		1,890		—		6,183		5,724
Alfalfa fields and meadows		8,351		2,134		1,230		9,255		3,529		853		1,392		4,068		—		5,187		4,822
Buildings and constructions		40,297		800		1,651		39,446		4,639		89		835		5,385		—		34,061		35,658
Machinery and equipment		27,676		1,562		29		29,209		22,502		19		1,685		24,168		—		5,041		6,133
Vehicles		5,637		1,132		623		6,146		2,935		382		793		3,346		—		2,800		2,703
Tools		293		19		3		309		170		3		15		182		—		127		123
Furniture and fixtures		79,540		3,073		963		81,650		57,589		267		6,354		63,676		—		17,974		21,951
Feeders and troughs		55		183		—		238		2		—		9		11		—		227		53
Corrals and leading lanes		1,333		251		53		1,531		238		45		48		241		—		1,290		1,095
Roads		3,131		100		127		3,104		1,208		111		247		1,344		—		1,760		1,923
Facilities		203,653		1,998		262		205,389		92,115		220		14,280		106,175		—		99,214		111,538
Computer equipment		61,013		2,145		389		62,769		50,431		276		6,269		56,424		—		6,345		9,617
Silo plants		1,277		73		—		1,350		613		—		78		691		—		659		664
Constructions in progress		10,397		21,160		8,552		23,005		—		—		—		—		—		23,005		10,397
Advances to suppliers		28,963		6,194		1,078		34,079		—		—		—		—		—		34,079		28,963
Forest Products- Posts		95		35		83		47		—		—		—		—		—		47		95
Forest Products - Raw materials		4,320		—		—		4,320		288		—		144		432		—		3,888		4,032
Improvements in third parties buildings		47,711		11,596		—		59,307		20,483		—		4,176		24,659		—		34,648		27,228
Hotels		256,195		2,711		17		258,889		65,909		—		10,037		75,946		—		182,943		190,286
Office Buildings		1,076,096		813		66,297		1,010,612		82,788		11,087		25,154		96,855		226		913,531		993,267
Other Fixed assets		21,928		100,804		11		122,721		122		9		—		113		3,335		119,273		18,201
Commercial Real estate		6,413		—		—		6,413		585		—		136		721		—		5,692		5,828
Shopping centers		2,207,765		50,126		3,192		2,254,699		741,892		2,962		92,126		831,056		—		1,423,643		1,465,870
Other		45,085		1,456		1,234		45,307		13,224		(15)		1,720		14,959		—		30,348		31,624

Total as of June 30, 2010	Ps.	4,478,627		217,905		89,023		4,607,509		1,164,738		17,215		166,204		1,313,727		3,561	Ps.	3,290,221

Total as of June 30, 2009	Ps.	299,444	Ps.	(1) 4,454,719	Ps.	275,536	Ps.	4,478,627	Ps.	(2) 1,068,806	Ps	21,192	Ps.	117,124	Ps.	1,164,738	Ps.	3,891			Ps.	3,309,998

(1)	Includes Ps. 4,077.8 million effect of consolidation with IRSA and it’s subsidiaries and Ps. 190.7 million of higher values as of June 30, 2009.
(2)	Includes Ps. 1,034.3 million effect of consolidation with IRSA and it’s subsidiaries and Ps. 1.7 million of higher values as of June 30, 2009.
(3)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 31.g)) except for Ps. 2,068 and Ps. 1,310 for the year ended June 30, 2010 and 2009, respectively, passed-through to tenants

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

b) Intangible assets

									Amortization
Principal Account	Value at the beginning of year		Additions and/or transfers		Deductions and/or transfers		Value at the end of year		Accumulated at the beginning of year		Deductions and/or transfers		Amount		Accumulated at the end of year	Net carrying value as of June 30, 2010		Net Carrying value as of June 30, 2009
Concession rights	Ps.	23,582	Ps.	20,873	Ps.	—	Ps.	44,455	Ps.	1,506	Ps.	—	Ps.	1,467	2,973	Ps.	41,482	Ps.	22,076
Saving expenses of contracts in acquired leases		18,299		—		51		18,248		4,530		51		3,203	7,682		10,566		13,769
Pre-operating expenses		33,265		12,945		—		46,210		17,111		438		5,434	22,107		24,103		16,154
Tarshop’s customers		2,798		—		—		2,798		327		—		292	619		2,179		2,471
Non-compete agreement		—		12,174		—		12,174		—		—		3,044	3,044		9,130		—
Licences		—		75		—		75		—		—		25	25		50		—
Trademarks		1,292		400		—		1,692		575		—		42	617		1,075		717

Total as of June 30, 2010	Ps.	79,236		46,467		51		125,652		24,049		489		13,507	37,067	Ps.	88,585

Total as of June 30, 2009	Ps.	23,582	Ps.	(1) 55,654	Ps.	—	Ps.	79,236	Ps.	(2) 19,924	Ps.	—	Ps.	4,125	24,049			Ps.	55,187

(1)	Includes Ps. 39.9 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 14.2 million of higher values as of June 30, 2009.
(2)	Includes Ps. 18.7 million effect of consolidation with IRSA and it´s subsidiaries and Ps. 0.4 million of higher values as of June 30, 2009.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

c) Allowances and provisions

Items	Opening Balances		Increases for the year (1)		Decreases for the year (2)		Closing Balances
2010
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	129,479	Ps.	30,571	Ps.	(45,195)	Ps.	114,855
Allowance for impairment of current investments	Ps.	10,198	Ps.	—	Ps.	(2,775)	Ps.	7,423

Total deducted from current assets	Ps.	139,677	Ps.	30,571	Ps.	(47,970)	Ps.	122,278

Non-current
Allowance for doubtful accounts	Ps.	2,708	Ps.		Ps.	(1,458)	Ps.	1,250
Allowance for impairment of non-current investments	Ps.	1,841	Ps.	1,771	Ps.	(2,497)	Ps.	1,115
Allowance for impairment of non-current inventories	Ps.	1,029	Ps.	870	Ps.	(1,742)	Ps.	157
Allowance for doubtful mortgage	Ps.	2,208	Ps.	—	Ps.	—	Ps.	2,208
Allowance for impairment of intangible assets	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Allowance for impairment of undeveloped plots of land	Ps.	50	Ps.	—	Ps.	—	Ps.	50
Allowance for impairment of fixed assets	Ps.	3,891	Ps.	31	Ps.	(361)	Ps.	3,561

Total deducted from non-current assets	Ps.	11,727	Ps.	2,672	Ps.	(6,058)	Ps.	8,341

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	4,051	Ps.	2,095	Ps.	(3,256)	Ps.	2,890

Total included in current liabilities	Ps.	4,051	Ps.	2,095	Ps.	(3,256)	Ps.	2,890

Non-current
Provision for lawsuits and contingencies	Ps.	5,823	Ps.	4,817	Ps.	(932)	Ps.	9,708

Total included in non-current liabilities	Ps.	5,823	Ps.	4,817	Ps.	(932)	Ps.	9,708

2009
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	381	Ps.	231,730	Ps.	(102,632)	Ps.	129,479
Allowance for impairment of current investments	Ps.	—	Ps.	13,669	Ps.	(3,471)	Ps.	10,198

Total deducted from current assets	Ps.	381	Ps.	245,399	Ps.	(106,103)	Ps.	139,677

Non-current
Allowance for doubtful accounts	Ps.	—	Ps.	2,708	Ps.	—	Ps.	2,708
Allowance for impairment of non-current investments	Ps.	—	Ps.	7,464	Ps.	(5,623)	Ps.	1,841
Allowance for impairment of non-current inventories	Ps.			1,179		(150)		1,029
Allowance for doubtful mortgage	Ps.	—	Ps.	2,208	Ps.	—	Ps.	2,208
Allowance for impairment of intangible assets	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Allowance for impairment of undeveloped plots of land	Ps.	—	Ps.	360	Ps.	(310)	Ps.	50
Allowance for impairment of fixed assets	Ps.	—	Ps.	4,971	Ps.	(1,080)	Ps.	3,891

Total deducted from non-current assets	Ps.	—	Ps.	18,890	Ps.	(7,163)	Ps.	11,727

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	—	Ps.	8,059	Ps.	(4,008)	Ps.	4,051

Total included in current liabilities	Ps.	—	Ps.	8,059	Ps.	(4,008)	Ps.	4,051

Non-current
Provision for lawsuits and contingencies	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	5,823

Total included in non-current liabilities	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	5,823

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2008
Deducted from assets
Allowance for doubtful accounts	Ps.	372	Ps.	78	Ps.	(69)	Ps.	381

Total deducted from assets	Ps.	372	Ps.	78	Ps.	(69)	Ps.	381

Included in non-current liabilities
Provision for lawsuits and contingencies	Ps.	1,748	Ps.	(2) 55	Ps.	—	Ps.	1,803

Total included in non-current liabilities	Ps.	1,748	Ps.	55	Ps.	—	Ps.	1,803

(1)	Includes Allowances deducted from assets for Ps. 264,156, and Allowances included in liabilities for Ps. 15,837 for IRSA Consolidation effect as of June 30, 2009, respectively.
(2)	Includes Allowances deducted from assets for Ps. (113,267), and Allowances included in liabilities for Ps (7,706) for IRSA Consolidation effect, as of June 30, 2009, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

d) Cost of sales

	For the year ended June 30,
	2010		2009		2008
Agricultural business:
I. Cost of sales – crops, beef cattle, milk, feed lot and others
Inventories at the beginning of the year	Ps.	135,357	Ps.	145,415	Ps.	100,765
Unrealized gain on inventories - Beef cattle		80,021		(122)		6,729
Unrealized gain on inventories - Crops		(390)		(4,784)		(877)
Conversion differences		(71)		86		—
Production income (1)		213,451		169,089		156,300
Transfer of inventory to property and equipment		(1,521)		(859)		(714)
Transfer of inventory to cost of sales		(7,812)		—		—
Transfer of unharvested crops to expenses				(6,177)		(6,869)
Purchases		44,071		24,300		21,547
Operating expenses (Note 31.g))		16,146		13,141		9,530
Inventories at the end of the year		(194,424)		(135,357)		(145,415)

Cost of sales- crops, beef cattle, milk, feed lot and others	Ps.	284,828	Ps.	204,732	Ps.	140,996

II. Cost of farms
Stock at the beginning of the year (farms held for sale)	Ps.	4,825	Ps.	94	Ps.	3,006

Cost of farms	Ps.	4,825	Ps.	94	Ps.	3,006

Real estate business:
III. Cost of sales and development of properties
Stock at the beginning of the year	Ps.	187,116	Ps.	—	Ps.	—
Effect of consolidation with IRSA	Ps.	—	Ps.	194,994	Ps.	—
Operating expenses (Note 31.g))	Ps.	14,004	Ps.	8,127	Ps.	—
Transfers from fixed assets	Ps.	73,409	Ps.	29,037	Ps.	—
Tranfers from undeveloped parcels of land	Ps.	7,789	Ps.	—	Ps.	—
Capitalized interest	Ps.	1,932	Ps.	—	Ps.	—
Sale of business	Ps.	21,902	Ps.	—	Ps.	—
Purchases and Adjustment to purchase price of inventory	Ps.	84,103	Ps.	116,446	Ps.	—
Gain from valuation of inventories at fair market value	Ps.	33,831	Ps.	9,041	Ps.	—
Stock at the end of the year	Ps.	(324,193)	Ps.	(187,116)	Ps.	—

Cost of sales and development of properties	Ps.	99,893	Ps.	170,529	Ps.	—

IV. Cost of lease and service offices , shopping centers, hotels, consumer financing and others
Stock at the beginning of the year	Ps.	2,676	Ps.	—	Ps.	—
Effect of consolidation with IRSA	Ps.		Ps.	3,393	Ps.	—
Purchases	Ps.	465	Ps.	(625)	Ps.	—
Operating expenses (Note 31.g))	Ps.	402,631	Ps.	265,302	Ps.	—
Stock at the end of the year	Ps.	(3,141)	Ps.	(2,676)	Ps.	—

Cost of lease and service offices, shopping centers, hotels, consumer financing and others	Ps.	402,631	Ps.	265,394	Ps.	—

(1)	Includes income from change in value of cattle Ps. 20,8 million as of June 2010, Ps. 18.1 million as of June 2009 and Ps. 23.9 million as of June 30, 2008; includes income from change in value of grains Ps. 167,9 million as of June 2010, Ps. 131.5 million as of June 30, 2009, Ps. 114.7 million as of June 30, 2008; and includes income from change in value of milk Ps. 24,8 million as of June 2010, Ps. 19.5 million as of June 30, 2009 and Ps. 17.7 million as of June 30, 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

e) Cost of production

	2010		2009		2008
Inventories at the beginning of the year	Ps.	52,776	Ps.	42,223	Ps.	20,041
Unrealized gain on inventories - Beef cattle		4,328		(723)		1,806
Unrealized gain on inventories - Crops		1,954		1,511		4,511
Transfer of inventory to property and equipment		(1,044)		(1,354)		(1,200)
Transfer of inventory to cost of production				(13,915)		—
Transfer of unharvested crops to expenses		(82,050)		(72,132)		(40,163)
Purchases		102,636		94,073		54,189
Production		4,270		3,423		3,521
Operating expenses (Note 31.g))		202,069		210,113		115,268
Inventories at the end of the year		(82,982)		(52,776)		(42,223)

Cost of production	Ps.	201,957	Ps.	210,443	Ps.	115,750

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

f) Foreign currency assets and liabilities

	June 30, 2010				June 30, 2009
Item	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	10,568	3.891	41,122	US$	12,339	Ps.	46,358
Cash and banks in Brazilian Reais	R$	5	2.116	11	R$	5		9
Cash and banks in Euros		€366	4.7688	1,744		€464		2,444
Cash and banks in guaranties	Gs.	23,834	0.008032	191	Gs.	913,593		674
Cash and banks in pesos bolivianos	Bs.	6,059	0.54695	3,314	Bs.	4,330		2,290
Cash and banks in pesos uruguayos	UYU	6	0,162	1	UYU	6		1
Cash and banks in libras	GBP	2	5,819	14	GBP	1		6
Collections to be deposited	US$	34	3,891	134	US$	13		49
Investments						—		—
Mutual funds (US$)	US$	31,821	3.891	123,814	US$	34,364		129,106
Mutual funds (EUR)		€11	4.769	53		€1,400		7,375
Pro 2012 bonds	US$	—	3.891	—	US$	4		15
Public Shares	US$	618	3.891	2,405	US$	5,750		21,603
Public Shares		€291	4.769	1,386		€—		—
Goverment bonds	US$	4	3.891	16	US$	—		—
Trade accounts receivable
Trade accounts receivable in dollars	US$	18,195	3.891	70,797	US$	3,807		14,303
Trade accounts receivable in pesos bolivianos	Bs.	93	0.54695	51	Bs.	9,125		4,825
Trade accounts receivable in pesos uruguayos	UYU	352	0.162	57	UYU	129		21
Debtors from leases and services	US$	—	3.891	—	US$	6,968		26,179
Debtors from sale on real estate	US$	725	3.891	2,821	US$	1,855		6,969
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	1,487	3.931	5,844	US$	100		376
Other receivables
Put Option Metropolitan 885 Third Ave. LLC	US$	12,455	3.891	48,461	US$	11,819		44,877
VAT receivable, net in dollars	US$	—	3.757	—	US$	4		15
VAT receivable, net in guaraníes	Gs.	—	0.008032	—	Gs.	125,805		93
VAT receivable, net in pesos bolivianos	Bs.	5,747	0.54695	3,143	Bs.	4,141		2,190
Guarantee deposits and premiums	US$	859	3.757	3,344	US$	397		1,490
Premiums collected	US$	—	3.757	—	US$	197		742
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	10,264	3.891	39,937	US$	19,991		75,106
Receivables from the sale of shares	US$	9,194	3.891	35,772	US$	9,197		34,553
Prepaid expenses, excluding leases	US$	242	3.891	943	US$	4,306		16,178
Guarantee of defaulted credits	US$	—	3.891	—	US$	1,120		4,208
Expenses to be recovered	Gs.	20,671	0.008032	166	Gs.	63,431		47
Others in dollares	US$	203	3.891	789	US$	261		981
Others in guaraníes	Gs.	10,810	0.008032	87	Gs.	12,953		10
Others in pesos bolivianos	Bs.	5	0.54695	3	Bs.	66		35
Others in pesos uruguayos	UYU	6	0.162	1	UYU	—		—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)-

f) Foreign currency assets and liabilities (continued)

	June 30, 2010					June 30, 2009
Item	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
Non-Current Assets
Other receivables
Deferred income tax	Gs.	22,867	0.008032		184	Gs.	23,041		17
Deferred income tax	Bs.	7,852	0.54695		4,295	Bs.	3,419		1,808
Prepaid expenses	Bs.	—	0.54695		—	Bs.	426		225
Others	US$	30	3.891		117	US$	46		173
Others	Bs.	22	0.54695		12	Bs.	22		12
Trade accounts receivable
Debtors from leases and services	US$	—	3.891		—	US$	365		1,371
Debtors from sale in foreign currency	US$	4,377	3.891		17,030	US$	120		451
Debtors form sale of real estate		—	3.891		—	US$	573		2,153
Investments
Advances for shares purchases	US$	6,000	3.891		23,346	US$	600		2,254
Shares of public companies	US$	52,031	3.931		204,533	US$	—		—
Others	US$	100	3.931		393	US$	—		—
Inventories
Crops	Gs.	3,847	0.008032		31	Gs.	—		—
Crops	Bs.	3	0.54695		2	Bs.	—		—
Unharvested Crops	Gs.	83,171	0.008032		668	Gs.	—		—
Unharvested Crops	Bs.	21,425	0.54695		11,718	Bs.	—		—
Materials and others	Gs.	15,965	0.008032		128	Gs.	—		—
Materials and others	Bs.	12,235	0.54695		6,692	Bs.	—		—
Fixed assets
Property and Equipment, net	Gs.	3,832,351	0.008032		30,781	Gs.	—		—
Property and Equipment, net	Bs.	194,002	0.54695		106,109	Bs.	—		—
Intangible assets
Intangible assets, net	Gs.	739	0.008032		6	Gs.	—		—

US$	US$	159,207			621,618	US$	114,196		429,510

R$	R$	5			11	R$	5		9

€		€668			3,183		€1,864		9,819

Bs.	Bs.	247,443			135,339	Bs.	21,529		11,385

Gs.	Gs.	4,014,255			32,242	Gs.	1,138,823		841

UYU	UYU	364			59	UYU	135		22

GBP	GBP	2			14	GBP	1		6

Total Assets					792,466			Ps.	451,592

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	14,346	3.9310	Ps.	56,395	US$	12,001	Ps.	45,568
Suppliers	Bs.	18,808	0.54695		10,287	Bs.	27,172		14,369
Suppliers	Gs.	7,468	0.0080		60	Gs.	354,604		262
Suppliers		€39	4.8180		188		€—		—
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	30	3.931		119	US$	143		543
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	112	0.54695		61	Bs.	—		—
Accruals	US$	1,632	3.9310		6,414	US$	36		137
Accruals	Bs.	8,567	0.54695		4,686	Bs.	7,666		4,054

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

f) Foreign currency assets and liabilities (continued)

	June 30, 2010				June 30, 2009
	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Debt related to purchase of farms	US$	6,406	3.931	25,181	US$	9,244	35,099
Mortgage payable
Mortgage payable Llao Llao	US$	—	—	—	US$	508	1,929
Short term debt
Foreign Banks	US$	48,384	3.9310	190.194	US$	31,403	119,237
Foreign Banks	Bs.	36	0.008032	20	Bs.	—	—
Seller financing	US$	—	—	—	US$	7,610	28,895
APSA 2014 Convertible Notes - Accrued interest	US$	692	3.9310	2,719	US$	687	2,610
Non Convertible Notes - IRSA 2017 interest	US$	4,138	3.9310	16,267	US$	4,139	15,714
Non Convertible Notes - APSA US$ 120m. - Interest	US$	687	3.9310	2,702	US$	778	2,954
Non-convertible Notes-Class II	US$	9,006	3.9310	35,404	US$	—	—
Salaries and social security payable
Salaries payable	Gs.	1,827	0.0080	15	Gs.	—	—
Provision for vacation and bonuses	Bs.	172	0.5470	94	Bs.	109	58
Social security payable	Bs.	37	0.5470	20	Bs.	27	14
Social security payable	Gs.	913	0.008032	7	Gs.	3,370	—
Taxes payable
Income tax withholdings	Bs.	1,230	0.54695	673	Bs.	215	114
Income tax withholdings	Gs.	—	0.008032	—	Gs.	15,523	11
Income tax payable, net	Bs.	—	0.54695	—	Bs.	471	249
Property tax payable	Bs.	2	0.54695	1	Bs.	293	155
Gross sales tax withholdings and payments	Bs.	185	0.54695	101	Bs.	393	208
Others	Bs.	—	0.54695	—	Bs.	21	11
Others	US$	23	3.9310	89	US$	—	—
Advances from customers
Admission rights	US$	7,330	3.9310	28.815	US$	3,371	12,800
Admission rights	Bs.	11,601	0.54695	6.345
Other liabilities
Premium collected	US$	151	3.9310	595	US$	143	543
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	69	3.9310	270	US$	20,772	78,871
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	—	—	—	Bs.	338	179
Guarantee deposits	US$	681	3.9310	2.677	US$	576	2,187
Liabilities from purchase of shares	US$	6,258	3.9310	24.599	US$	—	—
Others	US$	759	3.9310	2.985	US$	—	—
Non-Current Liabilities
Trade accounts payables
Debt related to purchase of farms	US$	—	3.9310	—	US$	5,766	21,894
Long term debt
Non - convertible Notes IRSA 2017	US$	113,362	3.9310	445,626	US$	112,268	426,282
Non-Convertible Notes - APSA US$ 120 M.	US$	66,564	3.9310	261,663	US$	66,448	252,303
Financial loans	US$	44,293	3.9310	174,115	US$	20,135	76,453
APSA 2014 Convertible Notes	US$	15,462	3.9310	60,782	US$	15,454	58,679
Seller financing	US$	3,095	3.9310	12,166	US$	2,268	8,612
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	30,667	0.54695	16,774	US$	—	—

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

f) Foreign currency assets and liabilities (continued)

	June 30, 2010					June 30, 2009
	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
Advances from customers
Admission rights	US$	—	3.9310		—	US$	14,965		56,822
Other liabilities
Guarantee deposits	US$	987	3.9310		3,880	US$	1,129		4,287
Debts for the purchase of investments	US$	1,500	3.9310	5.	897	US$	1,200		4,556
Advance for concession of rights	US$	805	3.9310		3,166	US$	—		—
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	2,191,211	0.008032		17,600	Gs.	—		—

US$	US$	346,660	3.9310		1,362,720	US$	331,044		1,256,975

€		€39	4.8180		188		€—		—

Bs.	Bs.	71,417	0.54695		39,062	Bs.	36,705		19,411

Gs.	Gs.	2,201,419	0.008032		17,682	Gs.	373,497		273

Total Liabilities					1,419,652			Ps.	1,276,659

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Other financial statement information (continued)

g) Other expenses

	Expenses
Items	Operating		Cost of sales and development of properties		Cost of lease and service offices, shopping centers, hotels, consumer		Selling		Administrative		Financing		Total for the year ended June 30, 2010		Total for the year ended June 30, 2009		Total for the year ended June 30, 2008
Directors’ fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	51,653	Ps.	—	Ps.	51,653	Ps.	21,247	Ps.	1,302
Fees and payments for services		526		156		18,869		19,845		35,701		—		75,097		54,071		7,616
Salaries and wages and social security contributions		22,674		584		71,470		38,737		78,216		—		211,681		153,708		26,871
Taxes, rates and contributions		1,830		5,196		15,842		—		32,923		—		55,791		60,206		2,011
Gross sales tax		—		—		—		58,892		—		—		58,892		10,485		2,207
Office and administrative expenses		1,092		16		4,045		207		8,936		—		14,296		13,556		2,820
Bank commissions and expenses		196		18		—		14		6,579		—		6,807		2,469		236
Depreciation and amortization		7,953		156		158,691		5,750		5,093		874		178,517		119,939		6,474
Vehicle and travelling expenses		2,402		11		1,824		2,266		3,865		—		10,368		6,434		1,902
Spare parts and repairs		6,891		—		—		—		82		—		6,973		4,275		3,918
Insurance		763		28		2.542		—		2,460		—		5,793		4,785		435
Employees’ maintenance		1,197		3		12,787		1,140		4,207		—		19,334		12,589		1,203
Commissions and property sales charges		453		4,190		43,917		5,110		1,941		—		55,611		50,313		—
(Recovery) Change for contingencies for lawsuits		—		—		3,189		(5,867)		—		—		(2,678)		1,727		—
Allowance for doubtful accounts		—		—		—		30,571		—		—		30,571		69,599		—
Unrecovered expenses		—		—		23,585		—		—		—		23,585		6,233		—
Interest and index - adjustment		—		—		—		—		—		146,402		146,402		105,961		—
Maintenance of building		—		3,336		34,087		—		884		—		38,307		20,573		—
Surveillance		—		305		—		—		1,801		—		2,106		1,322		—
Livestock expenses (1)		9,245		—		—		1,928		—		—		11,173		7,545		12,587
Dairy farm expenses (2)		12,383		—		—		135		—		—		12,518		11,932		9,802
Agricultural expenses (3)		134,638		—		—		21,877		—		—		156,515		176,299		80,347
Silo expenses		—		—		—		—		—		—		—		25		30
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S. A.) expenses		10,180		—		—		1,648		—		—		11,828		6,361		2,898
FyO expenses		123		—		—		—		—		—		123		82		120
Other		5,020		5		11,783		9,425		5,301		3,603		35,137		18,275		2,596
Lease of machinery and equipment		—		—		—		—		—		—		—		109		2
Safety and hygiene expenses		649		—		—		7		36		—		692		39		9
Advertising expenses		—		—		—		27,769		—		—		27,769		13,610		14

Total for the year ended June 30, 2010	Ps.	218,215	Ps.	14,004	Ps.	402,631	Ps.	219,454	Ps.	239,678	Ps.	150,879	Ps.	1,244,861	Ps.		Ps.

Total for the year ended June 30, 2009	Ps.	223,254	Ps.	8,127	Ps.	265,302	Ps.	212,482	Ps.	134,664	Ps.	109,940			Ps.	953,769		—

Total for the year ended June 30, 2008	Ps.	124,798	Ps.	—	Ps.	—	Ps.	14,497	Ps.	26,105	Ps.	—	Ps.	—			Ps.	165,400

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”) at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Norberto Fabián Montero	(Partner)
Norberto Fabián Montero

Buenos Aires, Argentina
December 30, 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009
ASSETS
Current Assets
Cash and banks (Note 4.a.)	Ps.	71,175	Ps.	66,562
Investments (Note 4.b.)		259,168		335,234
Accounts receivable, net (Note 4.c.)		359,529		263,471
Other receivables and prepaid expenses (Note 4.d)		240,891		201,703
Inventories (Note 4.e.)		259,569		24,899

Total current assets		1,190,332		891,869

Non-Current Assets
Accounts receivable, net (Note 4.c.)		42,123		6,626
Other receivables and prepaid expenses (Note 4.d.)		187,182		196,766
Inventories (Note 4.e.)		55,088		164,933
Investments (Note 4.b.)		1,480,805		1,001,654
Fixed assets, net (Note 28.a.)		2,692,637		2,720,506
Intangible assets, net (Note 28.b.)		54,397		18,559

Subtotal non-current assets		4,512,232		4,109,044

Negative goodwill, net (Note 4.f.)		(69,123)		(64,926)

Total non-current assets		4,443,109		4,044,118

Total assets	Ps.	5,633,441	Ps.	4,935,987

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.g.)	Ps.	315,614	Ps.	229,542
Mortgages payable (Note 28.e.)		—		1,930
Advances from customers (Note 4.h.)		210,102		96,843
Short-term debt (Note 4.j.)		609,190		349,243
Salaries and social security payable (Note 4.i.)		37,375		35,863
Taxes payable (Note 4.k.)		101,111		147,883
Other liabilities (Note 4.l.)		65,338		110,992
Provisions		2,890		2,594

Total current liabilities		1,341,620		974,890

Non-Current Liabilities
Trade accounts payable (Note 4.g.)		23,368		67,300
Advances from customers (Note 4.h.)		90,370		150,357
Long-term debt (Note 4.j.)		1,031,528		1,044,725
Taxes payable (Note 4.k.)		110,441		61,254
Other liabilities (Note 4.l.)		62,021		71,881
Provisions		7,940		5,537

Total non-current liabilities		1,325,668		1,401,054

Total liabilities		2,667,288		2,375,944

Minority interest		563,107		464,381

SHAREHOLDERS’ EQUITY		2,403,046		2,095,662

Total liabilities and shareholders’ equity	Ps.	5,633,441	Ps.	4,935,987

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008
Revenues	Ps.	1,323,326	Ps.	1,220,584	Ps.	1,084,242
Costs (Note 28.d.)		(475,295)		(508,506)		(464,223)

Gross profit		848,031		712,078		620,019

Selling expenses (Note 28.f)		(185,401)		(236,201)		(247,297)
Administrative expenses (Note 28.f)		(195,291)		(147,329)		(122,121)

Subtotal		(380,692)		(383,530)		(369,418)

Gain from recognition of inventories at net realizable value		33,831		12,056		2,832
Net income (loss) from retained interest in securitized receivables		37,470		(46,012)		(1,261)
Gain from operations and holdings of real estate assets, net (Note 7)		1,091		1,124		2,670

Operating income (Note 6)		539,731		295,716		254,842

Amortization of negative goodwill, net		1,641		1,602		1,638
Financial results, net (Note 8)		(165,096)		(136,381)		(76,742)
Gain (loss) on equity investees		160,416		61,542		(13,209)
Other expenses, net (Note 9)		(10,311)		(8,855)		(5,642)

Income before taxes and minority interest		526,381		213,624		160,887

Income tax and MPIT		(148,427)		(80,334)		(78,112)
Minority interest		(43,453)		25,345		(27,900)

Net income (Note 6)	Ps.	334,501	Ps.	158,635	Ps.	54,875

Earnings per share (Note 17):

Basic net income per share	Ps.	0.58	Ps.	0.27	Ps.	0.10

Diluted net income per share	Ps.	0.58	Ps.	0.27	Ps.	0.10

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions								Retained earning
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.c.)		Voluntary reserve for general purposes (Note 5.d)		Reserve for new developments (note 5.d.)		Retained earnings		Cumulative translation adjustment (Note 2.f.)		Shareholders’ Equity
Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	—	Ps.	91,744	Ps.	107,097	Ps.	—	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		—		101,742		(107,097)		—		—
Net income for the year		—		—		—		—		—		—		—		54,875		—		54,875

Balances as of June 30, 2008	Ps.	578,676		274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	—	Ps.	193,486	Ps.	54,875	Ps.	—	Ps.	1,924,178

Appropriation of retained earnings approved by shareholders meeting held October 31, 2008		—		—		—		—		2,743		52,132		—		(54,875)		—		—
Cumulative translation adjustment		—		—		—		—		—		—		—		—		12,849		12,849
Net income for the year		—		—		—		—		—		—		—		158,635		—		158,635

Balances as of June 30, 2009	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	32,374	Ps.	52,132	Ps.	193,486	Ps.	158,635	Ps.	12,849	Ps.	2,095,662

Cash dividends approved by shareholders meeting held October 29, 2009		—		—		—		—		—		—		—		(31,727)		—		(31,727)
Cumulative translation adjustment		—		—		—		—		—		—		—		—		4,610		4,610
Appropriation of retained earnings approved by shareholders meeting held October 29, 2009		—		—		—		—		7,932		—		—		(7,932)		—		—
Net income for the year		—		—		—		—		—		—		—		334,501		—		334,501

Balances as of June 30, 2010	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	40,306	Ps.	52,132	Ps.	193,486	Ps.	453,477	Ps.	17,459		2,403,046

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	334,501	Ps.	158,635	Ps.	54,875
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		148,427		80,334		78,112
Depreciation and amortization		161,622		134,972		115,207
Minority interest		43,453		(25,345)		27,900
Allowances and other provisions		69,358		113,754		91,403
(Gain) loss on equity investees		(160,416)		(61,542)		13,209
Gain from operations and holdings of real estate assets, net		(1,091)		(1,124)		(2,670)
Financial results, net		(2,219)		104,495		9,628
Gain from recognition of inventories at net realizable value		(33,831)		(12,056)		(2,832)
Amortization of negative goodwill, net		(1,641)		(1,602)		(1,638)
Gain from sale of inventories		—		(2,867)		(14,541)
Gain from sale of undeveloped plot of land		(23,687)		—		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable, net		(108,890)		(122,571)		(121,069)
Increase in other receivables and prepaid expenses		(40,810)		(133,674)		(51,089)
(Increase) decrease in inventories		(28,807)		74,872		129,729
Increase in intangible assets, net		(2,316)		(11,999)		(1,619)
Increase (decrease) in trade accounts payable		24,684		(38,571)		40,755
(Decrease) increase in advances from customers, salaries and social security payable and taxes payable		(120,202)		86,148		(30,408)
(Decrease) increase in other liabilities		(15,928)		(27,541)		1,489
(Decrease) increase in accrued interest		(2,264)		(3,441)		7,613

Net cash provided by operating activities		239,943		310,877		344,054

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in investments		157		(11,584)		(24,121)
Acquisition of businesses and assets net of cash acquired (i)		(8,316)		—		(419,020)
Payment for acquisition of Tarshop’s minority interest		(1,574)		—		—
Acquisition of undeveloped parcels of land		(11,930)		(9,836)		(17,225)
Acquisitions and improvements of fixed assets		(156,530)		(272,297)		(332,454)
Increase in equity investees and other investments		(253,167)		(157,613)		(23,892)
Advance payments for the acquisition of shares		(23,735)		—		(683)
Loans granted to related parties		(30,147)		(3,711)		—
Cash collected from insurance claims		—		—		4,677
Advance received from sale of interest in Tarshop		19,951		—		—
Collection of dividends		3,904		—		—
Collection from sale of undeveloped parcels of land		11,023		—		—
Payment for non compete agreement with the former minority shareholder of tarshop		(5,615)		—		—

Net cash used in investing activities		(455,979)		(455,041)		(812,718)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt		371,305		180,834		183,485
Seller Financing		(50,024)		(31,384)		(12,508)
Payments of short-term and long term debt		(219,240)		(124,893)		(36,442)
Exercise of warrants		—		—		163,416
Dividends paid		(31,727)		—		—
Dividends paid by subsidiaries to minority shareholders		(23,658)		(23,541)		(24,332)
Decrease in mortgages payable		(1,930)		(2,527)		(18,425)
Re purchase of debt		(12,000)		(105,425)		(138,583)
Cash from minority shareholders’ capital contributions to subsidiaries		46,220		48,038		32,534
Proceeds from issuance of Negotiable Obligations, net of expenses		79,782		—		—
Proceeds from issuance of short-term negotiable values		22,720		—		—

Net cash provided by (used in) financing activities		181,448		(58,898)		149,145

Net decrease in cash and cash equivalents		(34,588)		(203,062)		(319,519)
Cash and cash equivalents as of the beginning of the year		185,942		389,004		708,523

Cash and cash equivalents as of the end of the year	Ps.	151,354	Ps.	185,942	Ps.	389,004

(i)	For 2008, includes 228.3 million for the acquisition of the Republica Building (Assets acquisition). See note 2.g.C.10.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	136,515	Ps.	131,742	Ps.	125,063
Income tax paid		34,310		55,566		63,743
Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	Ps.	5,331	Ps.	86,452	Ps.	10,545
Increase in inventory through a decrease in fixed assets, net		43,984		78,870		—
Increase in non-current investments through an increase in other liabilities		13,209		78,788		—
Increase in fixed assets net through an increase in accounts payable		4,996		42,116		1,069
Liquidation of interest in credit card receivables		8,646		30,849		56,576
Increase (decrease) in advances from customers through an increase (decrease) in inventories		3,310		(26,883)		—
Decrease in current investments through an increase in other receivables and prepaid expenses		8,402		24,541		—
Cumulative translation adjustments		4,610		12,849		—
Increase in undeveloped parcels of land through an increase in long-term debt		—		8,609		—
Increase in negative goodwill, net through a decrease in minority interest		—		7,410		—
Capitalization of financial costs in inventories		1,932		7,087		—
Decrease (increase) in trade accounts payable through a decrease (increase) in undeveloped parcels of land		—		5,445		(5,445)
Decrease in undeveloped parcels of land through an increase in inventories		15,989		5,406		9,223
Increase in current investments through an increase in other liabilities		—		2,739		—
Increase in intangible assets, net through a decrease in non-current investment		—		1,137		—
Decrease in fixed assets through an increase in other investments		—		—		49,872
Transfer of inventories to current investment		—		—		705
Increase in non-current investment through an increase in short and long-term debt		—		—		23,212
Conversion of debt into common shares		—		—		59,174
Repurchase of debts		—		—		9,090
Increase in long-term investment through a decrease in other receivables		—		—		3,995
Increase in minority interest through a decrease in short and long –term debt		1,310		—		—
Increase in minority interest through a decrease in other liabilities		14,512		—		—
Decrease in undeveloped parcels of land through an increase in other receivables		6,359		—		—
Increase in intangible assets, net through an increase in other liabilities		7,545		—		—
Increase in undeveloped parcels of land through an increase in accounts receivable, net		26,342		—		—

	2010		2009		2008
Acquisitions of businesses and net assets:
Cash and cash equivalents	Ps.	13	Ps.	—	Ps.	—
Fair market value of non-cash assets acquired		33,869		—		417,377
Fair market value of liabilities assumed		(8,126)		—		(13,028)

Net assets acquired		25,756		—		404,349
Minority interest		(897)		—		20,049
Goodwill (negative goodwill)		506		—		3,712
Seller financing		(14,782)		—		(9,090)

Purchase price		10,583		—		419,020
Less: cash and cash equivalents acquired		(13)		—		—
Advance payments		(2,254)		—		—

Net cash paid for the acquisition	Ps.	8,316	Ps.	—	Ps.	419,020

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

1. Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as the “The Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as adopted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 27 to these Consolidated Financial Statements.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

The following table shows a description of the subsidiaries over which the Company has effective control or joint control, with their respective percentage of capital stock owned. Indirect interests in subsidiaries are not shown. Interests have been rounded and do not consider the effect of the potential conversion of irrevocable contribution into common shares.

	Percentage of capital stock owned as of June 30,
	2010	2009	2008
Controlled and jointly controlled companies
Alto Palermo S.A. (“APSA”) (viii)	63.35%	63.34%	63.34%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (i)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (ii)	50.00%	50.00%	50.00%
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	100.00%
Financel Communications S.A. (iii)	—	—	80.00%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Nuevas Fronteras S.A (iv)	76.34%	—	—
Palermo Invest S.A. (“Palermo Invest”)	100.00%	100.00%	100.00%
Patagonian Investment S.A. (“Patagonian Investment”) (ix)	—	100.00%	100.00%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (v)	—	100.00%	100.00%
Quality Invest S.A.	100.00%	100.00%	100.00%
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Rummaala S.A. (“Rummaala”) (vi)	—	50.00%	50.00%
Solares de Santa María S.A. (“Solares de Santa María”)	90.00%	90.00%	90.00%
Torodur S.A. (vii)	98,00%	—	—
Tyrus S.A	100.00%	100.00%	100.00%

(i)	Jointly controlled with Euromayor S.A.
(ii)	Jointly controlled with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (“Cyrela”)
(iii)	Formed in August 2007 and sold for “de minimis” consideration in December 2008 without having started its operations.
(iv)	As of June 30, 2009 and 2008 it was controlled through Inversora Bolivar S.A.
(v)	See Note 2. g. A. 8.
(vi)	Merged with CYRSA
(vii)	Shell company acquired for “de minimis” consideration in May 2010.
(viii)	See Note 2. g. A. 7.
(ix)	Merged with the Company.

Proportionate consolidation

The Company exercises joint control directly or indirectly over several entities namely, Metroshop S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., CYRSA S.A., Liveck S.A. and Baicom Networks S.A. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these consolidated financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The financial information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting. However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

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

d. Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these consolidated financial statements.

e. Convenience translation

Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

f. Translation of non-peso currency amounts

The Company’s functional and reporting currency is the Argentine Peso. In general, for consolidation purposes, assets and liabilities of subsidiaries whose functional currency is not the Argentine Peso are translated into Argentine Pesos in accordance with Technical Resolution No. 18, “Translation of Financial Statements”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the transactions. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component within the statements of shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses

A. Year ended June 30, 2010

1. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through its indirect subsidiary Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares (representing approximately 10.4% of Hersha’s common stock), and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$ 30.8 million.

As of June 30, 2010 the Company’s interest in Hersha amounts to 10.9%. Assuming the call option is exercised and the Company’s interest is not diluted due to newly issued shares, the Company’s interest in Hersha would be 14.4%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value. The fair value of the call option was calculated using the Black-Scholes method (see Note 26 (viii)).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2. Acquisition of shares in Banco Hipotecario S.A. (BHSA)

The Company acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million. As of June 30, 2010, the Company holds a 28.03% in BHSA (without considering treasury shares) (see Note 26 (iv)).

3. Acquisition of real estate assets in Uruguay

In December 2009, the Company acquired from an unrelated party a parcel of land for US$ 1.9 million, of which US$ 0.3 million has been paid with the balance to be paid through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of the units of Sector B.

In February 2010, the Company acquired additional parcels of land for US$ 1.0 million, of which US$ 0.15 million has been paid with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears as from December 31, 2009.

4. Tender Offer for the acquisition of Telecom Argentina

The Company participated together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% in Sofora. Sofora indirectly holds the majority shareholding in Telecom Argentina, one of the major telecommunications carriers in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

To that end, on June 4, 2010, the Company submitted an offer and a letter of credit for US$ 50.0 million for the benefit of Grupo Telecom Italia. The Company had guaranteed the offer through a pledge over the Company’s shares in Hersha and approximately US$ 43.5 million in APSA’s Negotiable Obligations. In later July 2010, Grupo Telecom Italia decided not to proceed with the sale of Sofora and the transaction was aborted. Any pledge was lifted.

5. Sale of Buildings

The Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

6. Acquisition of Catalinas Norte plot of land

In December 2009, the Company acquired through a public auction a 3,649 square meters plot of land located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010.

7. Option to acquire an interest in Alto Palermo S.A.

In January 2010, the Company entered into a purchase option for the acquisition of the 29.55% minority interest in Alto Palermo held by Parque Arauco S.A. (PASA) together with PASA’s interest in the Series I Convertible Notes issued by Alto Palermo.

The purchase option originally expired on August 31, 2010 and had been set at US$ 126.0 million. As a security for the option, the Company paid a non-refundable amount of US$ 6.0 million to PASA as of June 30, 2010.

The Company finally exercised the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of the date of issuance of these financial statements.

8. Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was collected as of June 30, 2010. The balance will be collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, half-yearly installments of US$ 1.94 million each, plus an annual 14% interest rate on the outstanding balances. As of June 30, 2010, the Company collected US$ 1.05 million in advance of the first installment.

9. Acquisition of Torodur S.A.

In May 2010, the Company acquired Torodur S.A., a shell company located in Uruguay, for “de minimis” consideration.

10. Acquisition of Arcos del Gourmet S.A.’s (Arcos) shares

On November 27, 2009, the Company exercised the option (entered into back in August 2007) and completed the acquisition of 80% of Arcos’s common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, the Company consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$ 0.4 million, of which US$ 0.1 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

11. Several transactions related to Tarshop S.A.

i)	Non-compete agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

ii)	Acquisition of Tarshop S.A. shares.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. from 93.4% to 98.6%

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding as of June 30, 2010.

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director of the sale, assignment and transfer on behalf of Banco Hipotecario S.A. of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Banco Central de la República Argentina (“Argentine Central Bank”) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

12. Barter transaction with Condominios del Alto S.A. (“Condominios”)

On March 17, 2010, APSA and Condominios subscribed a supplementary deed specifically for the October 11, 2007 transaction determining which units (apartments and parking spaces) committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

13. Purchase of Conil S.A.’s (“Conil”) shares

On October 21, 2009, the Company acquired 50% interest in Conil for US$ 0.3 million, fully paid as of June 30, 2010. The main assets of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

14. Sale of properties in Guaymallén (Mendoza) and Rosario

On March 26, 2010, the Company sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

On April 14, 2010, the Company sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as “2E” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million were collected as of June 30, 2010. The outstanding balance will be settled as follows: (i) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of the title deed and (ii) an amount of US$ 0.7 million plus interest at 14% due on May 30, 2011. The lot was mortgaged in favor of the Company as collateral for the payment.

15. Panamerican Mall S.A. (PAMSA)

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, has developed a commercial venture comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in the City of Buenos Aires. During May 2009, “Dot Baires” and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles.

B. Year ended June 30, 2009

1. Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of the Company (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and the associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. The Company’s share in the loss exceeded the net book value of the investment. Accordingly, the Company valued the investment at zero at June 30, 2010 and 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by the Company to fund Metropolitan operations if required. During the year ended June 30, 2010, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis. (See Note 26 (ii)).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2009 (continued)

2. Acquisition of shares in BHSA

The Company acquired additional shares in BHSA for Ps. 107.6 million, of which Ps. 28.8 million were paid in fiscal year 2009 and the outstanding balance (Ps.78.8 million) was paid shortly after year-end. This transaction generated a gain of Ps. 133.0 million for the year ended June 30, 2009.

3. Acquisition of companies in Uruguay

The Company acquired a 100% interest in Liveck S.A. (“Liveck”), a shell company located in Uruguay, for “de minimis” consideration.

Simultaneously, Liveck acquired a 90% interest in two companies, Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in the Canelones Department, Uruguay. The remaining 10% interest is held by a third party, Banzey S.A. (Banzey). The Company intends to develop a residential and commercial complex.

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid as of June 30, 2009, while the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus interest at an annual interest rate of 3.5% within a maximum term of 93 months counted as from the date of acquisition of the Company. Payment of Zetol shares may be settled at the option of the sellers through the transfer of title on the future units to be built on the site representative of 12% of the total marketable square meters.

The total price for the purchase of Vista al Muelle was US$ 0.83 million, of which US$ 0.5 million was paid as of June 30, 2009, while the outstanding balance is to be paid within a two-year period plus interest at an annual rate of 8%.

As collateral for payment, the Company has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

As part of the purchase of Zetol and Vista al Muelle, Liveck and Banzey entered into an agreement pursuant to which the Company agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011.

In June 2009, the Company sold 50% of its stake in Liveck to Cyrela for US$ 1.3 million. (See Note 26 (xiv)).

4. Sale of Buildings

The Company sold 20,315 square meters of gross leasable area for Ps. 201.3 million in cash. These sales generated a profit of Ps. 119.4 million.

5. Barter transaction with Cyrsa - Air Space Coto

On July 21, 2008, the Company entered into a barter agreement with CYRSA pursuant to which the Company, subject to certain closing conditions, would surrender to CYRSA its right to construct a building over a preexisting structure (owned by a third party) in exchange for “de minimis” cash and 25% of the housing units in the future building. The total fair value of the transaction was US$ 5.9 million.

On December 17, 2010, APSA and CYRSA signed an instrument which nullifies the rights and obligations assumed in the abovementioned agreement.

6. Capital increase and capital contributions to Tarshop S.A.

Due to the international financial context, APSA revised Tarshop’s business model to streamline its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2009 (continued)

Accordingly, the Company contributed equity to Tarshop for Ps. 60.0 million increasing its equity interest from 80% to 93.4%.

7. Barter transaction with Condominios

On November 27, 2008, Condominios del Alto S.A. exercised its option and so the Company bartered Plot 2 H for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e. As part of the agreement, Condominios del Alto S.A. paid the Company US$ 0.03 million and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

8. Letter of intent Plot of land Paraná

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina. The Company intends to construct a shopping center on the site (See note 26 (xii)).

C. Year ended June 30, 2008

1. Acquisition of Soleil Factory shopping center business

On December 28, 2007, the Company had entered into an agreement with INCSA, an unrelated party, for the acquisition of the “Soleil Factory” shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million had been paid. The transaction was subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million would accrue fixed interest at 5% per year and be payable in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. These conditions were fulfilled on July 1, 2010 and the transaction was closed (See Note 26 (vi)).

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was set at US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This transaction was subject to certain precedent conditions such as the completion of the acquisition of the Soleil Factory described above (see Note 26 (vi)).

2. Barter transaction with Condominios

On October 11, 2007, APSA entered into a barter agreement with an unrelated party, Condominios, pursuant to which the Company bartered a plot of land, Plot 2 G, located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million disclosed in the line item “Torres de Rosario” in Note 4.e. Upon signing of the agreement, Condominios paid the Company US$ 0.02 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 1.1 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 0.8 million. APSA also granted Condominios an acquisition option through barter of Plot 2H.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

3. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired a plot of land located at Beruti 3351/3359 between Bulnes and Coronel Díaz Avenue in the City of Buenos Aires for US$ 17.8 million, which were fully paid as of June 30, 2010 (see Note 26 (vii)).

4. Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12.6 million by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings would be constructed and a third future building would be developed in the second stage, upon CYRSA´s election. As consideration CYRSA would pay US$ 0.12 million and the balance would be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. To guarantee the compliance with its obligations CYRSA had mortgaged the plot of land to the Company´s favor in the amount of US$ 12.6 million. This transaction generated a gross result before taxes of Ps. 29.1 million, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

On December 17, 2010, the Company and CYRSA entered into an agreement to nullify the rights and obligations assumed in the abovementioned transactions. CYRSA restored the building to the Company. Title deed’s still pending.

5. Acquisition of 50% of Bank Boston building

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, for a total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the Company did so. On November 5, 2010 the transaction was authorized.

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

7. Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) for the total consideration of US$ 3.2 million. The acquisition has been accounted for as a business acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

8. Purchase of Manibil S.A.

In May 2008, the Company acquired from Land Group S.A., an unrelated third party, a 49% interest in Manibil S.A. for “de minimis” consideration. Manibil is a company incorporated under the laws of Argentina engaged in real estate, construction and financing activities. In June 2008, the Company contributed Ps. 23.9 million into this company. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

9. Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

10. Acquisition of Edificio República

In April 2008, the Company acquired a building known as “Edificio República” (Republic Building), a property located in Buenos Aires. The Company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. In February 2010, the Company has presented the required documentation notifying the operation. On November 3, 2010, the transaction was authorized.

11. Commercialization of Dique III

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

12. Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7. As a result of this transaction, the Company’s ownership interest in APSA rose to 63.35%.

13. Acquisition of Arcos del Gourmet S.A.’s (“Arcos) shares

In August 2007, the Company paid US$ 0.6 million for an option to purchase an 80% interest in Arcos, a company holder of a concession to exploit the old warehouses and adjacent spaces owned by the Organismo Nacional Administrador de Bienes del Estado (ONABE), a public entity created to manage administer certain public assets, mainly those belonging to former national railway assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

h. Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1st, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company’s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company’s Board of Directors approved a plan for implementing IFRS. The Company is currently in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS.

i. Change in accounting policy related to statement of cash flows

The Company classified cash flows from purchases and sales of investments not considered to be cash equivalents as operating activities for the years ended June 30, 2009 and 2008. As part of the Company’s IFRS implementation efforts, for the fiscal year ended June 30, 2010, the Company changed this accounting policy to treat these cash flows as investing activities as permitted also by Argentine GAAP (RT N°8). Therefore, the Company retroactively adjusted the prior years as follows:

	As of June, 2009				As of June, 2008
	As adjusted		As originally issued		As adjusted		As originally Issued
Net cash provided by operating activities	Ps.	310,877	Ps.	299,293	Ps.	344,054	Ps.	319,933
Net cash used in investing activities		(455,041)		(443,457)		(812,718)		(788,597)
Net cash (used in) provided by financing activities		(58,898)		(58,898)		149,145		149,145

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

for the years ended June 30, 2010, 2009 and 2008

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

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2010, 2009 and 2008, the majority of the tenants were charged with the Percentage Rent.

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

Fibesa S.A. (a subsidiary of APSA) acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

a. Revenue recognition (continued)

the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA’s subsidiaries Tarshop and Metroshop is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income, which is recognized on an accrual basis. See Note 15 for details on securitization activity. After the sale of 80% of Tarshop in September 2010, the Company maintains a 20% interest in Tarshop’s business.

•	Hotels

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

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

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A., Metroshop S.A. (see Note 15) and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

(ii) Non-current

a) Equity investments

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

As of June 30, 2009, the Company had a 21.34% equity interest in BHSA (without considering treasury shares). During this year, the Company acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010. After the abovementioned purchases, as of June 30, 2010, the Company has 28.03% of the shares of BHSA (without considering treasury shares). The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

In accordance with regulations of the BCRA and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•	Metropolitan 885 Third Ave LLC

The Company holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.g.B.1. for details.

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

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 50, Ps. 50 and Ps. 360 for the years ended June 30, 2010, 2009 and 2008, respectively. See Note 3.t. for details on accounting for impairment losses.

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

In addition, inventory includes receivables representing the rights to receive certain property units. These units have been valued at acquisition cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

d. Inventories (continued)

Those on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance at the closing of the transaction and realization of the gain are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the statement of income. The balance of allowance for impairment of inventory amounts to Ps. 157, Ps. 1,029 and Ps. 1,111 for the years ended June 30, 2010, 2009 and 2008, respectively. See Note 3.t. for details on accounting for impairment losses.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 26 and 39 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 5,331, Ps. 86,452 and Ps. 10,545 for the years ended June 30, 2010, 2009 and 2008, respectively, mainly in connection with the construction of the Dot Baires, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,532, Ps. 3,891 and Ps. 4,974 for the years ended June 30, 2010, 2009 and 2008, respectively.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

f. Intangible assets, net

Intangible assets are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated amortization.

•	Pre-operating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center or the sale of the project.

•	Trademarks

Represents fees and expenses related to the registration of trademarks.

•	Above and below market leases an in-place leases

See Note 3.g. for details on accounting for these intangibles.

•	Concession rights

Intangible assets include Arcos del Gourmet S.A.’s (a subsidiary of APSA) concession right, which will be amortized over the life of the concession agreement, upon commencement of operation (see Note 2.g. A.10.).

•	Customer relationships

Represent the net present value of the future economic benefits related to the use of acquired customer base. This asset is amortized on a straight-line basis over a twelve-year period.

•	Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

g. Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

h. Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair market value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of each year.

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

j. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and feasibility of selling financial receivables after the year-end; those receivables are valued at their net realizable value.

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

for the years ended June 30, 2010, 2009 and 2008

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

q. Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bariloche plot of land (see Note 13) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

r. Provisions for allowances and contingencies

The Company provides for losses relating to accounts and mortgage receivables. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. Larger non-homogenous loans are reviewed for impairment on a quarterly basis. The Company establishes an asset-specific allowance when the receivable is due and the collateral value (less disposal costs) is lower to discounted cash flows. This allowance considers, among others, (i) payment record, (ii) the prospects for support from any financially responsible guarantors and, if appropriate, (iii) the realizable value of any collateral. The collateral value is also quarterly reviewed by a valuation specialist using a market approach technique (observing trading prices in the market of comparable assets or making appropriate adjustments for any differences between the observed transactions and the subject of the valuation). Smaller-balances homogeneous loans, including residential mortgage and consumer financing loans are evaluated collectively for impairment. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

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

Advertising and promotion expenses were Ps. 27,769, Ps. 23,531 and Ps. 37,375 for the years ended June 30, 2010, 2009 and 2008, respectively.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

v. Derivative financial instruments (continued)

The Company follows RT 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. The Company also engages in trading of certain financial instruments. For details on the Company’s derivative financial instruments activity, see Note 14.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value, plus or minus, as applicable, financial gain or loss.

x. Dividends

Dividend policy of the Company consist in the pro-rata distribution of an amount up to the highest of a) twenty per cent (20%) of the revenues of “Office and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 6), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that the Company must at all times comply with the covenants imposed by its financial obligations.

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

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2010 and 2009 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

z. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs is included within “Financial results, net” in the consolidated statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2010		2009
Bank accounts (Note 28.e.)	Ps.	60,500	Ps.	61,655
Cash on hand (Note 28.e.)		4,883		3,758
Checks to be deposited (Note 28.e.)		5,792		1,149

	Ps.	71,175	Ps.	66,562

b. Investments:

	As of June 30,
	2010		2009
Current
Mutual funds (Note 28.e.)	Ps.	134,167	Ps.	141,011
Retained interests in securitized receivables (i)		124,671		136,231
Shares of public companies (Note 28.e.)		4,075		21,603
TDFs (i)		2,846		16,490
Time deposits		—		15,156
Government bonds		—		14,095
Mortgage bonds issued by BHSA		784		798
Allowance for impairment of CPs (Note 28.c.) (i)		(7,423)		(10,198)
Other investments (Note 28.e.)		48		48

	Ps.	259,168	Ps.	335,234

Non-Current
Equity investments:
Banco Hipotecario S.A (ii) (Notes 2.g.A.2 and B.2)	Ps.	809,072	Ps.	539,064
Hersha Hospitality Trust (Notes 2.g A.1. and 28 (e))		204,553		—
Manibil (Note 2.g.C.8 and Note 13 (v))		27,238		25,332
Advance payments for the acquisition of shares (Note 2.g. A.7, A.10 , C.13 and 28 (e))		23,735		6,250
Banco de Crédito y Securitización S.A.		5,996		5,127
Other investments		144		95
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		18,458		22,899
Allowance for impairment of CPs (i)		(1,165)		(1,891)
Undeveloped parcels of land (iii):
Santa María del Plata		140,584		139,748
Puerto Retiro (Note 13 (i))		54,600		54,380
Beruti plot of land (Notes 2.g.C.3 and note 26 (vii))		52,934		52,715
Caballito plot of land (iv) (Note 13 (ii))		36,745		36,741
Patio Olmos (v)		32,949		32,949
Pereiraola (Note 2.g.A.8)		—		21,717
Rosario plot of land		11,166		15,577
Zetol and Vista al Muelle plot of land (Note 2.g.A.3, 2.g.B.3 and Note 13 (ii))		22,640		14,855
Air space Supermercado Coto – Agüero 616 (Notes 2.g. B.5 and 13 (vii))		13,188		13,188
Canteras Natal Crespo		5,705		5,705
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,030
Others		15,825		10,765

	Ps.	1,480,805	Ps.	1,001,654

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

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
(ii)	amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 15 for details).
(iii)	As of June 30, 2010 and 2009, includes Ps. 25,884 and Ps. 16,828 as respectively negative goodwill and high and less value. Represents 420,455,493 and 320,038,137 shares with a quoted value at closing equivalent to Ps. 1.44 and Ps. 0.85 per share as of June 30, 2010 and 2009, respectively.
(iv)	Shown net of allowances for impairment losses mentioned in Note 3.t.
(v)	This asset is restricted in relation to certain tax claims.
(vi)	In November 2006, the Company acquired from the Provincial Government of Córdoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million. The property, which is located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. The Company did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

c. Accounts receivable, net:

	As of June 30,
	2010		2009
Current
Consumer financing receivables (Note 28.e.)	Ps.	245,538	Ps.	141,570
Leases and services receivables (Note 28.e)		64,603		79,097
Checks to be deposited (Note 28.e.)		60,695		62,230
Debtors under legal proceedings (ii)		42,117		35,903
Pass-through expenses receivables (i)		19,917		37,689
Receivables from the sale of properties (iii) (Note 28 e.)		17,059		13,351
Hotel receivables (Note 28. e.)		11,186		7,713
Related parties (Notes 11 and 28.e.)		8,033		9,812
Receivables with collection agents		4,532		5,070
Less:
Allowance for doubtful accounts (Note 28.c.)		(114,151)		(128,964)

	Ps.	359,529	Ps.	263,471

Non-Current
Consumer financing receivables (Note 28.e.)	Ps.	25,824	Ps.	6,490
Receivables from the sale of properties (iii) (Note 28 e.)		16,551		153
Leases and services receivables (Note 28 e.)		998		2,691
Less:
Allowance for doubtful accounts (Note 28.c.)		(1,250)		(2,708)

	Ps.	42,123	Ps.	6,626

(i)	Represents trade receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Comprised of Ps. 1.1 million and Ps. 1.3 million related to mortgage receivables and Ps. 41.0 million and Ps. 34.6 million related to leases receivables, as of June 30, 2010 and 2009, respectively.
(iii)	Includes fixed-rate mortgage receivables from several borrowers. At June 30, 2010 and 2009, the amount due from the largest individual borrower were Ps. 26,537 and Ps. 4,696, respectively, at a contractual interest rate of 14% and 10%, respectively (see Note 27.II.u.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2010		2009
Current
Receivables from the sale of shares (i) (Notes 11 and 28 e.)	Ps.	35,772	Ps.	70,642
Metropolitan, put option (Notes 2.g.B.1 and 28 e.)		48,461		44,877
Related parties (Notes 11 and 28 e.)		45,404		12,526
Prepaid expenses and services (Note 28 e.)		36,969		25,413
Value Added Tax (“VAT”)		30,929		1,821
Gross revenue tax prepayment		8,151		2,789
Receivable for third party services offered in consumer financing		4,880		2,746
Guarantee deposits re. securitization programs (Note 15)		5,427		6,782
Income tax prepayment		2,680		13,719
MPIT		1,056		4
Loans granted		859		5,424
Guarantee of defaulted credits (Notes 22 and 28 e.)		—		4,206
Others (Note 28 e.)		20,303		10,754

	Ps.	240,891	Ps.	201,703

Non-Current
VAT	Ps.	64,386	Ps.	71,400
MPIT		62,791		40,799
Deferred income tax (Note 16)		55,876		71,320
Related Parties (Note 11)		15,010		22,513
Others (Note 28 e.)		4,001		7,087
Mortgage receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (ii)		(2,208)		(2,208)
Gross revenue tax prepayment.		935		1,989
Guarantee deposits re. securitization programs (Note 15)		—		999
Less:
Present value – other receivables		(15,817)		(19,341)

	Ps.	187,182	Ps.	196,766

(i)	Represent receivables due to the sale of shares in several entities and other investments.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories:

	As of June 30,
	2010		2009
Current
Horizons (v)	Ps.	208,644	Ps.	—
Credit from barter transaction of Caballito (Koad) (i)		25,808		15,828
Abril / Baldovinos		1,763		2,932
El Encuentro (ii)		4,938		1,802
Rosario plot of land		8,728		—
Torres de Rosario (iii)		3,379		—
Other inventories		6,309		4,337

	Ps.	259,569	Ps.	24,899

Non-Current
Horizons (v)	Ps.	—	Ps.	106,391
Credit from barter transaction of Caballito (CYRSA) (vi)		18,970		18,970
Credit from barter transaction of Caballito (Koad) (i)		6,654		11,795
Torres de Rosario under construction (iii)		7,644		11,023
El Encuentro (ii)		5,318		8,193
Caballito		6,794		6,653
Abril / Baldovinos		—		742
Pereiraola (iv)		8,200		—
Other inventories		1,508		1,166

	Ps.	55,088	Ps.	164,933

(i)	Related to a barter transaction with an unrelated real estate developer valued at US$ 7.5 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of units in a building to be constructed by the developer. As of June 30, 2010, certain completed units were delivered for which the Company signed preliminary sales agreements. The Company measured these units at net realizable value at year-end and recognized an unrealized gain of Ps. 4,839 for the year ended June 30, 2010.
(ii)	Related to a barter transaction with an unrelated real estate developer valued at US$ 4.0 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of residential plots. As of June 30, 2010, the plots were delivered. The Company sold some of the plots and signed preliminary sales agreements on others for which an unrealized gain of Ps. 1 million was recorded.
(iii)	See Note 2.g.C.2,2.g.B.7 and 2.g.A.12
(iv)	As of June 30, 2010, the Company entered into preliminary sales agreement by all of housing units and for which advances from customers were received and disclosed as “Advances from Customers” in the financial statements. Delivery of the housing units is scheduled for February 2011.
(v)	See Notes 2.g. C. 4. And 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

f. Negative goodwill, net:

	As of June 30,
	2010		2009
Goodwill:
Alto Palermo S.A.	Ps.	19,245	Ps.	20,670
Tarshop S.A.		—		6,897
Torre BankBoston		5,690		5,899
Museo Renault		3,113		3,276
Conil S.A		506		—
Fibesa S.A.		342		2,395

	Ps.	28,896	Ps.	39,137

Negative goodwill:
Alto Palermo S.A.	Ps.	(43,330)	Ps.	(46,365)
Palermo Invest S.A.		(40,316)		(42,290)
Empalme S.A.I.C.F.A. y G		(8,450)		(9,084)
Mendoza Plaza Shopping S.A.		(5,661)		(5,988)
Emprendimiento Recoleta S.A.		(262)		(336)

	Ps.	(98,019)	Ps.	(104,063)

Negative goodwill, net		(69,123)		(64,926)

g. Trade accounts payable:

	As of June 30,
	2010		2009
Current
Suppliers (i)(ii) (Note 28 e.)	Ps.	215,924	Ps.	134,178
Accruals		71,856		87,237
Related parties (Notes 11 and 28 e.)		25,651		7,088
Other (Note 28 e.)		2,183		1,039

	Ps.	315,614	Ps.	229,542

Non-Current
Suppliers (ii)	Ps.	11,210	Ps.	58,862
Related parties (Note 11)		12,158		8,438

	Ps.	23,368	Ps.	67,300

(iii)	As of June 30, 2010 and 2009, includes accounts payable to merchants for credit card operations of Ps. 125.1 million and Ps. 88.8 million, respectively.
(iv)	As of June 30, 2010 and 2009, this includes Ps. 46.5 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (Note 4. e. (v)).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

h. Advances from customers:

	As of June 30,
	2010		2009
Current
Admission rights	Ps.	51,194	Ps.	45,392
Sale advances (Note 28 e.)		128,544		30,601
Lease and customer advances (i)		30,364		20,850

	Ps.	210,102	Ps.	96,843

Non-Current
Admission rights	Ps.	59,469	Ps.	60,626
Sale advances (Note 28 e.)		—		56,822
Lease and customer advances (i)		30,901		32,909

	Ps.	90,370	Ps.	150,357

(i)	Lease and customer advances include (a) Ps. 18.7 million and Ps. 18.2 million, as of June 30, 2010 and 2009, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (b) Ps 9.5 million and Ps. 8.1 million, as of June 30, 2010 and 2009, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in Dot Baires shopping.

i. Salaries and social security payable:

	As of June 30,
	2010		2009
Provision for vacation and bonuses	Ps.	27,038	Ps.	25,986
Salaries and social security payable		9,834		9,289
Other		503		588

	Ps.	37,375	Ps.	35,863

j. Short-term and long-term debt:

	As of June 30,
	2010		2009
Short-term debt
Bank loans (i)	Ps.	133,813	Ps.	178,654
Bank overdrafts including accrued interests		314,120		90,539
APSA Non Convertible Notes 2011 (iii)		69,978		—
Short – term notes (v)		23,019		—
Seller financings (ii)		15,920		28,895
APSA Non-Convertible Notes 2012 (iii)		26,695		26,569
IRSA Non-Convertible Notes 2017 (Note 10 and Note 11)		20,009		19,297
APSA Non-Convertible Notes 2017 (iii)		2,917		2,679
APSA Convertible Notes 2014 (iv) (Note 11)		2,719		2,610

	Ps.	609,190	Ps.	349,243

Long-term debt
IRSA Non-Convertible Notes 2017 (Note 10 and Note 11)	Ps.	584,694	Ps.	563,719
APSA Non-Convertible Notes 2017 (iii)		294,286		284,171
Bank loans (i)		52,767		76,611
APSA Convertible Notes 2014 (iv) (Note 11)		60,890		58,814
APSA Non-Convertible Notes 2012 (iii)		26,455		52,801
Seller financing (ii)		12,436		8,609

	Ps.	1,031,528	Ps.	1,044,725

(i)	The outstanding balance at June 30, 2010 includes the following loans:

(a) Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to debt for purchase of “Edificio República” (See Notes 2.g.C.10. and 13),

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

(b) Ps. 40,031 correspond to Banco de la Nación Argentina ‘s mortgage loan, maturing in November 2010 and accruing interest at a rate of 14% per annum, interest shall be paid monthly.

(c) Ps. 19,023 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See Notes 22 and 13),

(d) Ps. 46,736 related to loans granted by different financial institutions.
(ii)	As of June 30, 2010 the balance mainly includes: (a) Ps. 9,201 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See Note 2.g.A.3 and 2.g.B.3 and 13), (b) Ps. 6,053 related to the debt of Tyrus for purchase of Banco Hipotecario S.A. shares (see Note 2. g. B. 2) and (c) Ps. 13,102 related to the debt for purchase of Arcos del Gourmet S.A. shares (see Note 2. g. A. 10)
(iii)	On May 11, 2007, Alto Palermo S.A. (APSA) issued two new series of Notes for a total amount of US$ 170.0 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of June 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010 the Company holds Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million (see Note 26 (ix)). Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up US$ 200 million and for a total amount of US$ 400 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

(iv)	On July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities.

The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. .As of June 30, 2010 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2010 amounts to US$ 47.2 million, of which US$ 33 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(v)	On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of a Global Program for the issuance of securities representing short-term debt (“VCPs”) and its terms and conditions, which was authorized by the CNV on February 15, 2010. On the same date, the CNV authorized the issuance of Class I VCPs up to Ps. 15,000 that may be extended up to Ps. 25,000. On February 23, 2010, Tarshop placed Class I VCPs for a total face value of Ps. 22,720.Class I VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: August 25, 2010 and November 23, 2010. Principal will be repaid on November 23, 2010.

On August 6, 2010, the CNV authorized the issuance of Class II VCPs of up to Ps. 25,000 that may be extended to Ps. 40,000. On August 18, 2010, Tarshop placed Class II VCPs for a total face value of Ps. 40,000. Class II VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

The net proceeds from the issuances were used for general working capital needs.

k. Taxes payable:

	As of June 30,
	2010		2009
Current
VAT payable, net (Note 28 e.)	Ps.	17,308	Ps.	18,318
Facilities plan for VAT		13,235		57,258
Facilities plans for Income Tax		1,559		21,835
Facilities plans for MPIT		—		1,137
Tax amnesty plans for Income Tax		—		1,358
MPIT, net		10,512		17,081
Income tax provision, net		38,213		14,042
Tax amnesty plan for gross revenue tax		485		449
Gross revenue tax		3,636		2,487
Tax withholdings		10,177		8,096
Provision for tax on shareholders’ personal assets		4,055		2,576
Tax amnesty plan for ABL		815		—
Other		1,116		3,246

	Ps.	101,111	Ps.	147,883

Non-Current
Deferred income tax (Note 16)	Ps.	87,592	Ps.	36,971
Tax amnesty plan for Income Tax		19,145		20,704
Gross revenue tax		—		1,138
Tax amnesty plan for gross revenue tax		1,320		2,433
MPIT, net		12		8
Tax amnesty plan for ABL		2,372		—

	Ps.	110,441	Ps.	61,254

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

l. Other liabilities:

	As of June 30,
	2010		2009
Current
Liabilities from purchase of shares (Notes 2.g.B.2., 11 and 28 e)	Ps.	—	Ps.	78,788
Payables to Nationals Parks Administration (Note 20)		2,589		10,223
Guarantee deposits (Note 28 e.)		5,243		5,228
Below market leases (Note 3. g)		1,308		3,722
Commitment to provide (Note 2.g.B.1.)		—		2,270
Accrual for directors fees (i) (Note 11)		24,412		2,068
Loans with shareholders of related parties		—		837
Contributed leasehold improvements (ii)		462		470
Derivative financial instruments (Notes 11 and 14)		—		243
Related parties (Notes 11 and 28 e.)		34		138
Debt to the former minority shareholders of Tarshop (See Note 2. g. A. 11 i))		3,529		—
Advance from the sale of Tarshop’s shares (Notes 2.g.A.11 iii) and 11)		21,070		—
Others (Note 28 e.)		6,691		7,005

	Ps.	65,338	Ps.	110,992

Non-Current
Loans with shareholders of related parties (Note 28 e.)	Ps.	19,989	Ps.	47,388
Contributed leasehold improvements (ii)		9,502		9,964
Guarantee deposits (Note 28 e.)		4,100		4,795
Commitment to provide (Note 2.g.B.1.)		5,897		3,425
Below market leases (Note 3. g)		—		1,308
Related parties (Note 11)		20		20
Debt to the former minority shareholders of Tarshop S.A. (See Note 2. g. A. 11 i))		3,322		—
Hersha option payable (iii) (Note 28 e.)		16,693		—
Others (Note 28 e)		2,600		5,145
Less:
Present value – other liabilities		(102)		(164)

	Ps.	62,021	Ps.	71,881

(iii)	Disclosed net of advances to directors fees for Ps. 23,387 and Ps. 14,521 as of June 30, 2010 and 2009, respectively.
(iv)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2010 and 2009.
(v)	Debt with REIG’s minority shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2010, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2008, 2009 and 2010:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

Conversion of debt into common shares		34,582,162		34,582		24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants		79,125,142		79,125		84,291

Balances as of June 30, 2008	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2009	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2010	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

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

c. Restriction on the distribution of profits (legal reserve)

In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP, plus (less) prior years adjustments, must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d. Reserve for new developments and voluntary reserve for general purposes

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder´s equity. These reclassifications have no impact on the total shareholders’ equity of the Company. The Company may also transfer previously reserved amounts out to retained earnings for distribution purposes.

6. Segment information

The Company is required to disclose segment information in accordance with RT 18 which establishes standards for reporting information about operating segments in annual Financial Statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotels and Financial Operations and Others.

A general description of each segment follows:

•	Development and Sale of Properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

•	Office and Other Non-Shopping Center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping Centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

•	Consumer Financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop and Metroshop.

•	Hotels

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on the equity investees of the Company related to the banking industry.

The Company measures its reportable segment based on operating results.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2010

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	225,567	Ps.	154,164	Ps.	518,355	Ps.	159,894	Ps.	265,346	Ps.	—	Ps.	1,323,326
Costs		(83,145)		(30,868)		(158,915)		(102,897)		(99,470)		—		(475,295)

Gross profit		142,422		123,296		359,440		56,997		165,876		—		848,031
Gain from recognition of inventories at net realizable value		33,831		—		—		—		—		—		33,831
Selling expenses		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		—		(185,401)
Administrative expenses		(35,079)		(45,679)		(54,335)		(35,074)		(25,124)		—		(195,291)
Net income from retained interest in securitized receivables		—		—		—		—		37,470		—		37,470
Gain from operations and holdings of real estate assets, net		730		361		—		—		—		—		1,091

Operating income		139,516		73,526		267,971		5,414		53,304		—		539,731
Amortization of goodwill, net		844		863		561		—		(627)		—		1,641
Gain on equity investees		1,907		—		40		5,990		—		152,479		160,416
Financial results, net		(8,868)		(18,487)		(87,564)		(15,697)		(18,921)		(15,559)		(165,096)
Other income (expenses), net		—		—		(1,321)		2,604		(1,984)		(9,610)		(10,311)

Income (loss) before taxes and minority interest		133,399		55,902		179,687		(1,689)		31,772		127,310		526,381
Income tax and MPIT		(45,541)		(15,250)		(68,086)		207		(10,473)		(9,284)		(148,427)
Minority interest		140		—		(48,373)		4,938		(158)		—		(43,453)

Net income		87,998		40,652		63,228		3,456		21,141		118,026		334,501

Acquisition of fixed assets and intangible assets		—		102,040		56,998		3,727		1,696		—		164,461
Depreciation and amortization (b)		343		24,535		112,611		16,138		7,994		—		161,621
Non-current investments in equity investees		27,238		—		—		204,553		—		815,068		1,046,859
Operating assets		582,204		991,750		1,780,777		210,675		277,486		204,553		4,047,445
Non-operating assets		75,444		97,002		153,540		37,576		49,785		1,172,649		1,585,996

Total assets	Ps.	657,648	Ps.	1,088,752	Ps.	1,934,317	Ps.	248,251	Ps.	327,271	Ps.	1,377,202	Ps.	5,633,441

Operating liabilities		36,863		173,187		355,185		38,451		174,254		—		777,940
Non-operating liabilities		331,373		301,564		802,927		178,211		122,714		152,559		1,889,348

Total liabilities	Ps.	368,236	Ps.	474,751	Ps.	1,158,112	Ps.	216,662	Ps.	296,968	Ps.	152,559	Ps.	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2009:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	280,362	Ps.	147,749	Ps.	396,733	Ps.	158,913	Ps.	236,827	Ps.	—	Ps.	1,220,584
Costs		(148,318)		(29,330)		(109,275)		(98,889)		(122,694)		—		(508,506)

Gross profit		132,044		118,419		287,458		60,024		114,133		—		712,078
Gain from recognition of inventories at net realizable value		12,056		—		—		—		—		—		12,056
Selling expenses		(2,115)		(11,460)		(29,308)		(16,546)		(176,772)		—		(236,201)
Administrative expenses		(20,867)		(31,547)		(43,247)		(34,888)		(16,780)		—		(147,329)
Net loss from retained interest in securitized receivables		—		—		—		—		(46,012)		—		(46,012)
Gain from operations and holdings of real estate assets, net		51		1,073		—		—		—		—		1,124

Operating income (loss)		121,169		76,485		214,903		8,590		(125,431)		—		295,716
Amortization of goodwill, net		455		1,100		47		—		—		—		1,602
Gain on equity investees		1,974		—		40		—		—		(1) 59,528		61,542
Financial results, net		(6,222)		(14,202)		(92,602)		(16,083)		(1,827)		(5,445)		(136,381)
Other income (expenses), net		—		—		3,882		127		(606)		(12,258)		(8,855)

Income (loss) before taxes and minority interest		117,376		63,383		126,270		(7,366)		(127,864)		41,825		213,624
Income tax and MPIT		(41,149)		(16,542)		(53,258)		3,233		37,484		(10,102)		(80,334)
Minority interest		61		—		(22,104)		5,565		41,823		—		25,345

Net (loss) income		76,288		46,841		50,908		1,432		(48,557)		31,723		158,635

Acquisition of fixed assets, net and intangible assets, net		10,060		15,947		252,646		2,204		3,439		—		284,296
Depreciation and amortization (b)		782		23,962		86,643		18,001		5,584		—		134,972
Non-current investments in equity investees		25,332		—		—		—		—		544,191		569,523
Operating assets		467,808		940,280		1,831,428		219,158		153,892		—		3,612,566
Non-operating assets		40,020		74,633		189,244		27,231		20,973		971,320		1,323,421

Total assets	Ps.	507,828	Ps.	1,014,913	Ps.	2,020,672	Ps.	246,389	Ps.	174,865	Ps.	971,320	Ps.	4,935,987

Operating liabilities		25,379		122,869		413,381		31,236		136,853		—		729,718
Non-operating liabilities		303,808		304,426		672,794		174,765		106,761		83,672		1,646,226

Total liabilities	Ps.	329,187	Ps.	427,295	Ps.	1,086,175	Ps.	206,001	Ps.	243,614	Ps.	83,672	Ps.	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	Includes the gain on equity investee from Banco Hipotecario of Ps. 142.1 million and the loss on equity investee in Metropolitan 885 Third Avenue LLC (through Tyrus) of Ps. 82.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	102,159	Ps.	345,395	Ps.	148,847	Ps.	291,030	Ps.	—	Ps.	1,084,242
Costs		(150,894)		(26,347)		(99,175)		(84,220)		(103,587)		—		(464,223)

Gross profit		45,917		75,812		246,220		64,627		187,443		—		620,019
Gain from recognition of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(16,608)		(194,726)		—		(247,297)
Administrative expenses		(21,849)		(22,028)		(39,150)		(29,979)		(9,115)		—		(122,121)
Net loss from retained interest in securitized receivables		—		—		—		—		(1,261)		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income (loss).		19,270		52,930		182,261		18,040		(17,659)		—		254,842
Amortization of goodwil, net		488		1,782		(390)		—		(242)		—		1,638
Loss on equity investees		(1,065)		—		(33)		(23)		—		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(5,884)		(375)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		(5,713)		3,800		(8,704)		(5,642)

Income (loss) before taxes and minority interest		10,191		44,643		163,228		6,420		(14,476)		(49,119)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(4,010)		(1,522)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		863		7,458		125		(27,900)

Net income (loss)		12,012		46,322		51,889		3,273		(8,540)		(50,081)		54,875
Acquisitions of fixed assets net and intangible assets		3,118		442,585		250,887		40,077		6,822		—		743,489
Depreciation and amortization (b)		577		26,274		73,185		13,283		1,888		—		115,207
Non-current investments in equity investees		—		—		—		—		—		318,250		318,250
Operating assets		436,392		999,060		1,642,341		233,613		113,052		—		3,424,458
Non-operating assets		26,519		57,433		62,649		18,426		21,068		861,419		1,047,514

Total assets	Ps.	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	252,039	Ps.	134,120	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		33,115		205,671		—		615,703
Non-operating liabilities		247,320		209,399		662,174		199,813		75,714		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	232,928	Ps.	281,385	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2010		2009		2008
Gain from operations and holdings of real estate assets, net	Ps.	1,091	Ps.	1,124	Ps.	2,670

	Ps.	1,091	Ps.	1,124	Ps.	2,670

8. Financial results, net:

	Year ended June 30,
	2010		2009		2008
Financial results generated by assets:
Interest income	Ps.	16,484	Ps.	15,693	Ps.	13,860
Interest on discounting assets		3,720		(13,780)		(4,807)

Subtotal interest income		20,204		1,913		9,053
Foreign exchange gain		6,774		50,628		1,386

Subtotal Foreign exchange gain exchange gain		6,774		50,628		1,386

Gain (loss) on financial operations		8,197		27,173		(5,710)

Subtotal other holding gain (loss)		8,197		27,173		(5,710)

Total financial results generated by assets		35,175		79,714		4,729

Financial results generated by liabilities:
Interest expense		(146,078)		(121,100)		(94,744)
Interest on discounting liabilities		(324)		141		(613)

Subtotal interest expense (Note 28 f.)		(146,402)		(120,959)		(95,357)
Foreign exchange (loss) gain		(49,392)		(208,391)		19,246

Subtotal Foreign exchange loss		(49,392)		(208,391)		19,246
Gain on repurchase of debt		—		105,850		—
(Loss) gain on derivative financial instruments		(2,582)		9,436		(4,100)
Others (Note 28 f.)		(1,895)		(2,031)		(1,260)

Subtotal other financial (expenses) income, net		(4,477)		113,255		(5,360)

Total financial results generated by liabilities		(200,271)		(216,095)		(81,471)

Total financial results, net	Ps.	(165,096)	Ps.	(136,381)	Ps.	(76,742)

9. Other expenses, net:

	Year ended June 30,
	2010		2009		2008
Other income:
Recovery of allowance	Ps.	1,151	Ps.	847	Ps.	6,215
Recovery of provisions		—		—		3,015
Other		385		333		1,172

	Ps.	1,536	Ps.	1,180	Ps.	10,402

Other expenses:
Recovery on fire damages (net of insurance recoveries)		—		—		2,646
Unreimbursed expenses		—		—		2,002
Donations		(5,592)		(1,854)		(6,850)
Tax on shareholders’ personal assets		(4,323)		(3,706)		(5,885)
Provision for contingencies		(742)		460		(6,684)
Unrecoverable VAT		(514)		(4,267)		(1,098)
Other		(676)		(668)		(175)

		(11,847)		(10,035)		(16,044)

Other expenses, net	Ps.	(10,311)	Ps.	(8,855)	Ps.	(5,642)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Notes

In February 2007, the Company issued non-convertible Notes ( “IRSA Non-Convertible Note 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non -Convertible Notes in a nominal value of up to US$ 200 authorized by the National Securities Commission. Non-Convertible Notes 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-Convertible Notes 2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million. (See Notes 26 (iii) and (x) for subsequent event details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Related parties	Account receivables - current	Inventories receivables - Caballito plot of land barter	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses - non current	Trade accounts payable - current	Trade accounts payable - non current	Short-term debt	Long-term debt	Other liabilities - current	Other liabilities - non current	Totals
Baicom Networks S.A. (2)	—	—	1	323	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (3)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	—	50	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (8)	883	—	2	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (8)	—	—	20	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (8)	595	—	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (9)	817	—	29	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	—	40,450	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	18,970	8	—	(983)	—	—	—	—	—	19,653
Directors (7)	2	—	169	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (7)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (10)	—	—	22	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (11)	41	—	5	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (3)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (12)	—	—	2,087	—	—	—	—	—	—	—	2,087
Metroshop S.A. (16)	—	—	—	14,687	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (11)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A.(6)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans	59	—	2,325	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	—	31	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	18,970	45,404	15,010	(25,651)	(12,158)	(7,547)	(152,651)	(45,516)	(20)	(156,126)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Account receivables - current	Inventories receivables - Caballito plot of land barter	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses - non current	Trade accounts payable - current	Trade accounts payable - non current	Short-term debt	Long-term debt	Other liabilities - current	Other liabilities - non current	Totals
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—	—	5
Cactus Argentina S.A. (3)	13	—	—	—	(3)	—	—	—	—	—	10
Canteras Natal Crespo S.A. (4)	193	—	864	—	—	—	—	—	—	—	1,057
Consorcio Dock del Plata (8)	344	—	26	—	(46)	—	—	—	—	—	324
Consorcio Libertador (8)	528	—	4	—	(122)	—	—	—	—	—	410
Consultores Assets Management S.A. (9)	539	—	5	—	(7)	—	—	—	—	—	537
Cresud S.A.C.I.F. y A. (5)	5,777	—	7,594	—	(5,565)	—	(4,666)	(80,189)	(378)	—	(77,427)
Cyrsa S.A. (4)	1,530	18,970	20	—	(540)	—	—	—	—	—	19,980
Directors (7)	—	—	191	—	(29)	—	—	—	(2,068)	(20)	(1,926)
Dolphin Fund PLC (13)	—	—	36,089	—	—	—	—	—	(53,288)	—	(17,199)
Estudio Zang, Bergel y Viñes (10)	—	—	20	—	(431)	—	—	—	(3)	—	(414)
Fundación IRSA (11)	22	—	3	—	(259)	—	—	—	—	—	(234)
Futuros y Opciones.com S.A. (15)	5	—	—	—	(6)	—	—	—	—	—	(1)
IFISA (14)	—	—	—	—	—	—	—	—	(25,500)	—	(25,500)
Inversiones Ganaderas S.A. (15)	—	—	—	—	(1)	—	—	—	—	—	(1)
Metroshop S.A. (2)	—	—	2,265	22,509	—	(8,438)	—	—	—	—	16,336
Museo de los Niños (11)	811	—	—	—	(5)	—	—	—	—	—	806
Parque Arauco S.A. (6)	—	—	—	—	—	—	(2,609)	(58,749)	—	—	(61,358)
Personnel loans	6	—	1,521	4	(52)	—	—	—	—	—	1,479
Puerto Retiro S.A. (4)	39	—	13	—	—	—	—	—	—	—	52
Rummaala S.A (1)	—	—	—	—	(22)	—	—	—	—	—	(22)

Totals as of June 30, 2009	9,812	18,970	48,615	22,513	(7,088)	(8,438)	(7,275)	(138,938)	(81,237)	(20)	(143,086)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	(204)	(204)
Canteras Natal Crespo S.A. (4)	48	—	100	—	—	—	—	148
Consorcio Torre Boston (8)	54	—	—	—	—	—	—	54
Consorcio Libertador S.A. (8)	123	11	—	—	—	—	—	134
Consorcio Dock del Plata S.A. (8)	195	—	—	—	—	—	—	195
Cresud S.A.C.I.F. y A. (5)	—	957	(13,524)	—	(27,806)	—	—	(40,373)
Cyrsa S.A. (4)	146	48	—	—	—	—	—	194
Directors	—	—	(9)	(50,198)	—	—	—	(50,207)
Estudio Zang, Bergel y Viñes (10)	—	97	—	(4,223)	—	—	—	(4,126)
Fundación IRSA (11)	—	—	—	—	—	(423)	—	(423)
Parque Arauco S.A. (6)	—	—	(8,049)	—	—	—	—	(8,049)

Totals as of June 30, 2010	566	1,113	(21,482)	(54,421)	(27,806)	(423)	(204)	(102,657)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	(492)	(492)
Canteras Natal Crespo S.A (4)	48	—	83	—	—	—	—	131
Consorcio Libertador (8)	124	9	—	—	—	—	—	133
Cresud S.A.C.I.F. y A. (5)	—	429	(9,297)	—	184	—	—	(8,684)
Cyrsa S.A. (4)	—	225	—	—	—	—	—	225
Directors	—	—	(11)	(22,434)	—	—	—	(22,445)
Directors of Banco Hipotecario S.A.	—	—	(8)	—	—	—	—	(8)
Estudio Zang, Bergel y Viñes (10)	—	—	—	(4,117)	—	—	—	(4,117)
Fundación IRSA (11)	—	—	—	—	—	3,281	—	3,281
Parque Arauco S.A. (6)	—	—	(17,473)	—	—	—	—	(17,473)

Totals as of June 30, 2009	172	663	(26,706)	(26,551)	184	3,281	(492)	(49,449)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Leases gain	Leases expense	Interest and exchange differences	Fees	Share services– payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	—	(502)	(502)
Canteras Natal Crespo S.A (4)	—	—	—	45	—	—	—	—	45
Cresud S.A.C.I.F. y A. (5)	372	212	—	1	—	1,198	—	—	1,783
Cyrsa S.A. (4)	—	—	—	43	—	—	—	—	43
Directors	—	—	(422)	13	(16,337)	—	—	—	(16,746)
Directors of Banco Hipotecario S.A. (17)	—	—	—	(2)	—	—	—	—	(2)
Estudio Zang, Bergel y Viñes (10)	—	—	—	—	(3,820)	—	—	—	(3,820)
Fundación IRSA (11)	—	—	—	—	—	—	(4,805)	—	(4,805)
Parque Arauco S.A.(6)	—	—	—	(3,720)	—	—	—	—	(3,720)

Totals as of June 30, 2008	372	212	(422)	(3,620)	(20,157)	1,198	(4,805)	(502)	(27,724)

(1)	Merged with CYRSA
(2)	Equity investee of IRSA and Subsidiaries.
(3)	Equity investee of Cresud S.A.C.I.F y A, The Company´s controlling shareholder
(4)	Venturer of Cresud S.A.C.I.F. y A, The Company´s controlling shareholder
(5)	Controlling shareholder of the Company
(6)	Shareholder of APSA, subsidiary of the Company
(7)	Company whose shareholder is a shareholder of IRSA
(8)	Property Manager of one of our buildings
(9)	Consulting company whose majority shareholder is shareholder and director of IRSA
(10)	Law firm whose partner are directors of IRSA
(11)	Not for profit organization whose president is a shareholder and director of IRSA
(12)	Cost Investment
(13)	Open-ended investment fund which is related to Company directors.
(14)	Beneficial owner of Cresud
(15)	Subsidiary of Cresud
(16)	Venturer of APSA, subsidiary of the Company
(17)	Banco Hipotecario is an equity investee of the Company

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2010 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments (1)	Ps.	188,632	Ps.	10,411	Ps.	30,628	Ps.	10,620	Ps.	17,293	Ps.	16,661	Ps.	2,216	Ps.	—	Ps.	276,461
Accounts receivable, net		160,668		46,911		27,549		26,491		42,123		97,560		350		—		401,652
Other receivables and prepaid expenses		139,068		37,987		14,045		2,495		6,996		95		47,201		180,186		428,073

	Ps.	488,368	Ps.	95,309	Ps.	72,222	Ps.	39,606	Ps.	66,412	Ps.	114,316	Ps.	49,767	Ps.	180,186	Ps.	1,106,186

Liabilities
Trade accounts payable	Ps.	236,990	Ps.	8,499	Ps.	37,687	Ps.	188	Ps.	416	Ps.	31,142	Ps.	1,108	Ps.	22,952	Ps.	338,982
Advances from customers		94,702		23,146		77,235		14,201		90,370		397		421		—		300,472
Short and long term debt		363,690		98,620		29,254		117,626		1,031,528		—		—		—		1,640,718
Other liabilities		83,987		72,108		8,311		5,429		74,672		1,393		35,486		105,730		387,116

	Ps.	779,369	Ps.	202,373	Ps.	152,487	Ps.	137,444	Ps.	1,196,986	Ps.	32,932	Ps.	37,015	Ps.	128,682	Ps.	2,667,288

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	85,011	Ps.	—	Ps.	174,157	Ps.	17,293	Ps.	276,461
Accounts receivable, net		109,988		13,789		563		154		248,978		28,180		401,652
Other receivables and prepaid expenses		38,035		32,035		31,384		—		171,472		155,147		428,073

	Ps.	148,023	Ps.	45,824	Ps.	116,958	Ps.	154	Ps.	594,607	Ps.	200,620	Ps.	1,106,186

Liabilities
Trade accounts payable	Ps.	117,310	Ps.	320	Ps.	—	Ps.	—	Ps.	198,304	Ps.	23,048	Ps.	338,982
Advances from customers		—		2,551		300		—		209,802		87,819		300,472
Short and long term debt		180,568		1,030,569		95,419		—		333,203		959		1,640,718
Other liabilities		5,751		66,970		13,236		65,103		187,727		48,329		387,116

	Ps.	303,629	Ps.	1,100,410	Ps.	108,955	Ps.	65,103	Ps.	929,036	Ps.	160,155	Ps.	2,667,288

(1)	Does not include equity investments nor undeveloped parcels of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2010, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired the land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.6 million as of June 30, 2010.

(ii)	The Company and subsidiaries still has mortgages on the following properties under certain obligations:

Property	Net Book Value as of June 30, 2010
Edificio República	219,777
Caballito plot of land	36,745
Bariloche plot of land	21,900
Zetol plot of land	14,348
Suipacha 652	10,936
Vista al Muelle plot of land	8,292

(iii)

As of June 30, 2009 the Company had pledged shares of Rummaala under certain obligations. As from October 1 st, 2009, Rummaala is merged with CYRSA. Considering the above mentioned merger, the pledge of Rummaala shares was cancelled and issued a new pledge on the CYRSA’s shares.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 0.7 million in total.

(v)	The Company has agreed not to transfer its shares of Manibil or any related right until May, 2011.

(vi)	As part of the securitization program a portion of the proceeds was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

(vii)	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A. pursuant to the stock purchase agreement of Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

According to the Company’s risk management strategy, the Company may enter into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forward contracts	Accumulated Gain (Loss)
Open transactions	—
Closed transactions (*)	2,825

Gain on hedge operations	2,825

(*)	Subscribed with Cresud S.A.I.C.F. y A.

The result generated by hedging operations in the fiscal year ended June 30, 2009 included a gain of Ps. 9,679 related to closed transactions and a loss of Ps. 243 related to open transactions.

The result generated by hedging operations in the fiscal year ended June 30, 2008 included a gain of Ps. 500 related to closed transactions and a loss of Ps. 4,600 related to open transactions.

From time to time the company may enter into derivative financial instruments for trading purposes. During the current fiscal year the company subscribed E-Mini S&P contracts and recognized a Ps. 742 gain related to these contracts.

During the fiscal year ended June 30, 2009, the Company did not enter into any derivative financial instruments agreement for trading purposes.

During the fiscal years ended June 30, 2008 the Company did enter into derivative financial instruments for trading purposes to purchase gold and recognized a Ps. 2,689 loss related to these contracts.

15. Tarshop and Metroshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop and Metroshop, both subsidiaries of the Company, transfer a portion of customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop and Metroshop transfer credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop and Metroshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts, less allowances for impairment if the carrying amount exceeds their estimated recoverable value and classified as “Other investments, net” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net (loss)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

15. Tarshop and Metroshop credit card and personal loans receivables securitization (continued)

income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Tarshop and Metroshop recognize a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Expenses related to the securitization of receivables are expensed as incurred.

For the years ended June 30, 2010, 2009 and 2008, the Consumer Financing Segment has recorded a gain of Ps. 37.5 million, a loss of Ps. 46.0 million and a loss of Ps. 1.3 million, respectively, in retained interest in securitized receivables.

As of June 30, 2010 the Company has 16 securitization programs outstanding from Tarshop and 11 securitization programs outstanding from Metroshop, pursuant to which has sold an aggregate amount of Ps. 960.9 million and Ps. 227.5 million, for Tarshop and Metroshop, respectively, of its customer credit card receivable balances to Trusts in exchange for Ps. 805.4 million and Ps. 184.4 million, for Tarshop and Metroshop, respectively, in cash proceeds, Ps. 23.9 million and Ps. 1.7 million, for Tarshop and Metroshop, respectively, variable rate interest TDFs, and Ps. 122.5 million and Ps. 41.4 million, for Tarshop and Metroshop, respectively, nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 40 million and Ps. 10.6 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 12%, Ps. 225.3 million and Ps. 37.6, for Tarshop and Metroshop, respectively, TDFs which pay variable interest rate with a floor of 12.5%, Ps. 71.2 million and Ps. 8.9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 13%, Ps. 52.7 million for Tarshop TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 94.4 million and Ps. 27.2 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 15%, Ps. 202.7 million and Ps. 9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 16%, Ps. 53.5 million and Ps. 52.4 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 17%, Ps. 16.8 million for Metroshop TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 21.9 million for Metroshop TDFs which pay a variable interest rate with a floor of 18 % and Ps. 65.6 million for Tarshop TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop and Metroshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 4.7 million and Ps. 0.7 million, for Tarshop and Metroshop, respectively.

16. Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 consists of the following:

	2010		2009		2008
Current income and MPIT expense	Ps.	82,432	Ps.	75,693	Ps.	114,480
Deferred income tax expense		65,995		4,641		(36,368)

(Loss) income and MPIT expense	Ps.	148,427	Ps.	80,334	Ps.	78,112

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

16. Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2010 and 2009 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	(102)	Ps.	90	Ps.	(12)
Investments		35,638		(7,766)		27,872
Accounts receivable		13,189		(837)		12,352
Other receivables and prepaid expenses		3,821		(2,537)		1,284
Inventory		(7,565)		(4,420)		(11,985)
Fixed assets		(98,741)		(40,535)		(139,276)
Intangible assets		(5,158)		(2,872)		(8,030)
Trade accounts payable		2,966		(2,966)		—
Advances from customers		32,695		5,008		37,703
Short-term and long-term debt		(5,920)		3,410		(2,510)
Salaries and social security		2,008		(173)		1,835
Other liabilities		7,702		(6,130)		1,572
Provisions		2,695		2,231		4,926
Tax loss carryforwards (i)		65,829		37,227		103,056
Valuation allowance		(14,708)		(45,795)		(60,503)

Net deferred income tax asset (liability)	Ps.	34,349	Ps.	(ii) (66,065)	Ps.	(31,716)

(i)	As of June 30, 2010, the Company and its subsidiaries records accumulated tax loss carryforwards of Ps. 294,447, which expire at various dates through 2015.
(ii)	Includes a decrease of Ps. 70 for the Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 deferred from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2010		2009		2008
Pretax income	Ps.	526,381	Ps.	213,624	Ps.	160,887
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		184,233		74,768		56,310
Non-deductible expenses		3,003		3,271		22,816
Gain on equity investees		(56,146)		(21,540)		4,623
Change in valuation allowance		42,554		8,031		(9,645)
Tax loss carryforwards (1)		(41,826)		—		—
Inflation adjustment		24,075		25,774		6,352
Others, net		(7,466)		(9,970)		(2,344)

Income and MPIT expense	Ps.	148,427	Ps.	80,334	Ps.	78,112

(1)	During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

Resolution CD 93/2005, issued by the CPCECABA, provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders’ equity as of June 30, 2010 would have decreased approximately Ps. 120.1 million with a corresponding effect of Ps. 13.7 million and Ps. 133.8 million in the consolidated statement of income of the year ended June 30, 2010 and retained earnings, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

17. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income available to common shareholders	Ps.	334,501	Ps.	158,635	Ps.	54,875
Plus income impact of assumed conversions:
Interest expense on convertible debt		—		—		—
Foreign currency exchange loss on convertible debt		—		—		—

Net income available to common shareholders plus assumed conversions	Ps.	334,501	Ps.	158,635	Ps.	54,875

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	578,676	Ps.	549,277
Plus incremental shares of assumed conversions:
Convertible debt and warrants		—		—		—

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	578,676	Ps.	549,277

Basic and diluted EPS:
Basic EPS	Ps.	0.58	Ps.	0.27	Ps.	0.10
Diluted EPS	Ps.	0.58	Ps.	0.27	Ps.	0.10

18. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2010	2009	2008
Cash and banks	71,175	66,562	161,748
Current investments	259,168	335,234	383,444

Total cash and banks and current investments as per balance sheet	330,343	401,796	545,192
Less Items not considered cash and cash equivalents:
- Retained interests in securitized receivables	117,248	126,033	45,683
- Mutual funds	53,988	36,787	61,099
- Shares of public companies	4,075	21,603	—
- TDFs	2,846	16,490	2,243
- Government bonds	—	14,095	21,378
- Other investments	48	48	51
- Mortgage bonds issued by BHSA	784	798	1,286
- U. S. Treasury Bonds	—	—	24,448

Cash and cash equivalents as shown in the consolidated statement of cash flows	151,354	185,942	389,004

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

19. Shopping Neuquén project

The main asset of Shopping Neuquén S.A.(a subsidiary of APSA) is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company is to developing a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the “Municipality”) and with the Province of Neuquén (the “Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of the new project and extension of the environmental impact study.

The Agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén. On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the submission of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality executed a revised agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments were filed. The Municipality also questioned on certain matters, which were replied. On January 18, 2010, the Municipality requested changes to the plans, which were finally approved on April 8, 2010.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket) for which the respective permits were obtained. Shopping Neuquén S.A. started construction on July 5, 2010.

The first construction stage should be completed within a 22-month period as from July 2010.

In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén. (See Note 26 (xi)).

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

The ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the Company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,2 million in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

20. Llao Llao Resorts S.A. (continued)

LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR was not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,1 million in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the NPA argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the NPA, the outstanding balance to be deposited by LLR would amount to US$ 659.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,589 under “Other current liabilities – Payables to National Parks Administration”, that is the amount in Pesos equivalent to the interest claimed by the plaintiff.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. As soon as Llao Llao Resorts S.A. is officially notified of the fees as calculated by the court, it is going to lodge an appeal against them for considering them excessively high.

21. BHSA exposure to public sector

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. To that end, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation and in September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

21. BHSA exposure to public sector (continued)

Exposure to the non-financial public sector

As of June 30, 2010 and 2009, Banco Hipotecario S.A. had assets with the non-financial public sector for Ps. 2,251,808 and 2,884,542, respectively, booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of June 30, 2010 and 2009 the assistance to the Public Sector reaches 20.2% and 24.5%, from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay, with the treasury shares, the StAR coupons resulting from the debt restructuring, as advisable, based on the contractually agreed valuation methods and their actual market value and after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario made a preemptive sale offer of 36.0 million of its treasury shares to its existing shareholders (see Note 26 (iv) for subsequent event details).

22. Hoteles Argentinos mortgage loan

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19.0 million, which will accrue interest at a 16.25% fixed nominal interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

23. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

23. Compensation plan for executive management (continued)

and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company’s contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Security charges of the Company amounted Ps. 2,477 and Ps. 2,657 for the fiscal years ended June 30, 2010 and 2009, respectively.

24. Financing and occupation agreement with NAI Internacional II, INC.

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

Principal owed as of June 30, 2010 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18.7 million.

25. Acquisition of Company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company’s shareholder) acquired additional shares of the Company. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21. As of June 30, 2010, Cresud’s equity interest in the Company amounts to 57.49%.

26. Subsequent events

(i) Acquisition of Unicity S.A (“Unicity”)

In early September 2010, and through E-Commerce Latina S.A., the Company acquired 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its debt with the Company in exchange of 36,036,000 shares representing 88.61% of Unicity capital stock, being held by E-Commerce the remaining 11.39%. Following this transaction, the Company owns 100% of Solares de Santa María S.A. capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

(ii) Escrow Agreement - Metropolitan 885 Third Ave. LLC (“Metropolitan”)

On August 4, 2010, the Company entered into an Escrow Agreement with Fidelity National Title, Insurance Company pursuant to which the Company deposited US$ 15 million as part of the ongoing renegotiations of the defaulted debt carried by Metropolitan with the Royal Bank of Canada. The Company decided to proceed with this payment to demonstrate its commitment with the investment and solely to allow discussions to move forward. The agreement originally expired on September 27, 2010 and was subsequently extended to January 14, 2011.

During the months of October and November 2010 conversations were held with Metropolitan´s creditors, and as a result the parties involved reached an agreement in order to restructure the debt as follows: (i) reduce mortgage debt (Note) from US$ 210 million to US$ 130 million at a rate of Libor + 400 basis points (with a maximum rate of 6.25%) with a maturity term of 7 years, (ii) cancel junior debt (Preferred Equity) of US$ 45 million (plus any unpaid preferred return) by the payment of approximately US$ 2.25 million in cash, and (iii) continue the two ground leases on the same terms and conditions they were originally granted, for a remaining term of 66 years.

On November 15, 2010 Metropolitan filed a plan of reorganization (the “Reorganization Plan”) which included the restructuring of the Note and Preferred Equity. The reorganization Plan has been approved by the Lender, the Preferred Equity holder and was also approved by the Court on December 22, 2010, but is not yet effective.

Once the Reorganization Plan is effective, the Company would be part of a new company holding Lipstick, with the debt reduced as previously mentioned. In such case, the interest of the Company in no case will exceed 49%, and would leave with no effect the put right to sell 50% of the originally acquired interest, mentioned in Note 2.g.B.1. Eventually the company would assume certain commitments to assure the fulfilment of certain obligations.

(iii) Issuance of notes

On July 20, 2010, the Company issued non-convertible notes for a nominal value of US$ 150 million (“Series 2 Notes”) under its Global Program for the Issuance of notes for a nominal value of up to US$ 400 million maturing on July 20, 2020. The issuance price was 97.838% of the nominal value and it will accrue interest at a nominal 11.5% annual interest rate to be paid half-yearly on January 20 and June 20 each year, starting on January 20, 2011.

(iv) Acquisition of additional shares in BHSA

On July 26, 2010, in the framework of the offering mentioned in Note 21, the Bank sold approximately 26.9 million of its treasury shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining offered Class D shares, to the cancellation of the StAR coupons maturing on that date.

Exercising its preemptive right, the Company took part in the offering and acquiring 26,197,564 Class D shares totaling Ps. 36.2 million. As a result of this transaction, the Company’s ownership interest in BHSA increased from 28.03% to 29.78% of BHSA’s capital stock (without considering treasury shares).

(v) Acquisition of the building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with other partners entered into a preliminary purchase and sale agreement to acquire a property located at 183 Madison Avenue in the New York City, United States of America, through an investment in a limited liability company, Rigby 183 LLC (“Rigby”). The property is an 18-story building comprising 22,893 square meters of gross leasable area.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

On August 30, 2010, the Company contributed US$ 7.3 million as a deposit in favor of the sellers.

On December 15, 2010, upon the compliance of certain conditions, the transaction was concluded. The total purchase price paid was US$ 85.1 million, structured through a financing of US$ 40.0 obtained by Rigby and a US$ 45.1 million cash payment. Additionally, Rigby obtained US$ 10.0 million to perform refurbishments and improvements on the buildings.

As of the date of issuance of these financial statements the Company interest in Rigby was 57% through two indirect fully-owned subsidiaries (8% through Real Estate Strategies LLC (“RES”) and 49% through IMadison LLC (“IMadison”)). The Company is negotiating the sale of the 8% held by RES.

(vi) Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises.

INCSA will surrender the title deed to the Company within 30 working days as from registration of title with regulatory authorities. The transaction was filed with the National Antitrust Commission. The Company is still in the process of determining the fair values of the net assets acquired for purposes of the purchase price allocation process.

Since the acquisition of the Soleil Factory was completed on July 1, 2010, the Company must now commence the works in Tucuman plot of land on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company.

(vii) Sale of Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

(viii) Acquisition of additional Hersha’s shares

On October 22, 2010, the Company through REIG, acquired 2,952,625 ordinary shares of Hersha Hospitality Trust (“Hersha”) at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, the Company’s ownership interest in Hersha amounts to 10.72% of Hersha’s outstanding capital. Besides, if the purchase option mentioned in Note 2.g A.1 was exercised and Hersha didn’t issue new shares in favor of third parties, the Company’s ownership interest in Hersha would amount to 13.63%.

(ix) Sale of Alto Palermo’s Notes

On October 12, 2010 the Company sold Alto Palermo’s Series I Notes for a nominal value of US$ 39.6 million that it had acquired in fiscal 2009 for US$ 38.1 million.

(x) Shareholders’ Meeting dated October 29, 2010

The Company shareholders met and approved the following actions, among other things:

•	To increase the Global Program for the Issuance of Negotiable Obligations from US$ 400 to US$ 450 million;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

•	The payment of a cash dividend of Ps.120 million;

•	The payment of fees to the Board of Directors for Ps. 27.8 million;

•	The payment of a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

(xi) Shopping Neuquén project

On November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén related to prior litigation with the Municipality (see Note 19). The resolution is not firm and Shopping Neuquén is currently evaluating its course of action.

(xii) Letter of intent Plot of land Paraná

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

(a)	US$ 0.05 million was settled as prepayment on July 14, 2009,

(b)	US$ 0.1 million was settled upon executing such agreement, and

(c)	US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities to the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

(xiii) Acquisition of shares of TGLT

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, following its initial public offering for $47.1 million under the initial public offering of the latter.

(xiv) Acquisition of companies in Uruguay

On December 17, 2010, the Company and Cyrela signed a share purchase agreement by which the Company reacquired from Cyrela 50% of Liveck capital stock for US$ 2.7 million. This amount is equivalent to the contributions made to Liveck by Cyrela. Consequently, as of the issuance of these financial statements the Company stake in Liveck raised to 100%.

As part of the agreement the Company assumed the obligation to hold harmless Cyrela in case of receiving a claim from the sellers of Zetol. Also, if unable to obtain, within 24 month as from the date of the agreement, the release of Cyrela from the guarantee given in favor of the mentioned sellers, the Company is forced to issue a new security equal to the 45% of the outstanding balance, interest hereon and the option right of the sellers of Zetol, in favor of Cyrela.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of net income:

	Year ended June 30,
	2010		2009		2008
Net income as reported under Argentine GAAP attributable to IRSA	Ps.	334,501	Ps.	158,635	Ps.	54,875
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		(26,369)		(96,440)		9,979
Accounting for marketable securities (Note 27.I.(b))		13,752		19,774		45,238
Depreciation of fixed assets (Note 27.I.(d))		536		782		541
Pre-operating and organization expenses (Note27.I.(e))		(8,296)		(11,202)		(1,061)
Differences in basis relating to purchase accounting
-Arcos del Gourmet (Note 27.I.(g))		58,470		—		—
-Purchase accounting - Amortization and depreciation expenses (Note 27.I.(h))		6,482		(654)		3,809
Securitization accounting (Note 27.I.(i))		(2,280)		7,390		4,455
Present-value accounting (Note 27.I.(j))		(3,461)		13,875		4,661
Reversal of previously recognized impairment losses (Note 27.I.(k))		3,113		9,577		1,572
Accounting for IRSA Convertible Notes (Note 27.I.(l))		—		—		(466)
Reversal of loss recognized on troubled debt restructuring (Note 27.I.(m))		—		—		6,908
Accounting for real estate barter transactions (Note 27.I.(n))		735		12,362		17,332
Reversal of (gain) loss from valuation of inventories at net realizable value (Note 27.I.(o))		(6,552)		10,371		145
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 27.I.(q))		(97)		70		209
Software developed or obtained for internal use (Note 27.I.(r))		49		58		60
Reversal of capitalized foreign exchange differences (Note 27.I.(s))		(1,984)		(72,674)		5,786
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 27.I.(t))		(167)		(148)		(132)
Revenue recognition – deferred commissions (Note 27.I.(u.1))		(3,187)		(4,006)		(3,324)
Revenue recognition – scheduled rent increases (Note 27.I.(u.2))		17,015		6,860		5,341
Deferred revenues – insurance & fees (Note 27.I.(u.3))		22,925		(3,377)		(17,122)
Derecognition of Put option (Note 27.I.(v))		(3,582)		(40,334)		—
Deferred income tax (Note 27.I.(w))		21,101		(26,925)		1,869
Non controlling interest (Note 27.I.(x) and 27. II (r))		(39,851)		22,653		(18,559)

Net income under US GAAP attributable to IRSA	Ps.	382,853	Ps.	6,647	Ps.	122,116

Non controlling interest		83,304		(47,998)		46,459

Net income (loss) under US GAAP	Ps.	466,157	Ps.	(41,351)	Ps.	168,575

Earnings per share under US GAAP attributable to IRSA (Note 27.II.(j)):
Basic net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22
Diluted net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2010		2009
Total shareholders’ equity under Argentine GAAP attributable to IRSA	Ps.	2,403,046	Ps.	2,095,662
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		(40,534)		(202,501)
Accounting for investment in Hersha Hospitality Trust (Note 27.I. (c))		111,444		—
Depreciation of fixed assets (Note 27.I.(d))		(7,832)		(8,368)
Pre-operating and organization expenses (Note 27.I.(e))		(23,868)		(15,572)
Mortgage payable with no stated interest rate (Note 27.I.(f))		(2,029)		(2,029)
Differences in basis relating to purchase accounting
-Original value (Note 27.I.g)		48,197		48,197
-Arcos del Gourmet (Note 27.I.(g))		69,651		—
-Purchase accounting - Amortization and depreciation expenses (Note 27.I.(h))		26,968		20,486
Present-value accounting (Note 27.I.(j))		15,715		19,176
Reversal of previously recognized impairment losses (Note 27.I.(k))		(102,972)		(106,086)
Accounting for real estate barter transactions (Note 27.I.(n))		(29,409)		(30,144)
Reversal of gain from valuation of inventories at net realizable value (Note 27.I.(o))		(18,719)		(12,167)
Appraisal revaluation of fixed assets (Note 27.I.(p))		(3,953)		(3,953)
Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 27.I.q)		182		279
Software obtained for internal use (Note 27.I.(r))		(7)		(56)
Reversal of capitalized foreign exchange differences (Note 27.I.(s))		(69,304)		(67,320)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 27.I.(t))		483		650
Revenue recognition – Deferred commissions (Note 27.I.(u.1))		(25,084)		(21,897)
Revenue recognition – Scheduled rent increases (Note 27.I.(u.2))		37,023		20,008
Deferred revenues – insurance & fees (Note 27.I.(u.3))		(12,603)		(35,528)
Derecognition of Put option (Note 27.I.(v))		(48,461)		(44,877)
Deferred income tax (Note 27.I.(w))		(169,752)		(155,868)
Non controlling interest on adjustments above		38,342		90,034

Shareholders’ equity under US GAAP attributable to IRSA		2,196,524		1,588,126

Non controlling interest		521,374		370,060

Shareholders’ equity under US GAAP	Ps.	2,717,898	Ps.	1,958,186

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2010				2009
	IRSA		Non- controlling interest	Total	IRSA		Non- controllig interest	Total
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps.	1,588,126	370,060	1,958,186	Ps.	1,640,864	385,959	2,026,823
- Cash dividends		(31,727)	(23,658)	(55,385)		—	(23,540)	(23,540)
- Other comprehensive income (Note 27.II.(o))		252,664	654	253,318		(67,691)	(911)	(68,602)
- Non-controlling shareholder´s contribution		—	80,511	80,511		—	56,188	56,188
- Current translation adjustment		4,608	—	4,608		8,306	—	8,306
- (Acquisition) sell of Company		—	(1,574)	(1,574)		—	362	362
- Non-controlling in Arcos		—	12,077	12,077		—	—	—
- Net income (loss) under US GAAP		382,853	83,304	466,157		6,647	(47,998)	(41,351)

- Shareholders’ equity as of the end of the year	Ps.	2,196,524	521,374	2,717,898	Ps.	1,588,126	370,060	1,958,186

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2010, the equity investees of the Company are BHSA, BACSA, Manibil and Metropolitan. The investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations. The US GAAP adjustments on the Company´s equity investees related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origitantion fees and costs; (iv) securitization of mortgaged loans and (vi) impairment of fore closed assets, among others.

During the years ended June 30, 2010 and 2009, the Company acquired additional shares in BHSA. Both acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA’s balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In both acquisitions, the fair value of BHSA’s net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in both acquisitions. Any remaining negative goodwill was immediately recognized as a gain in the respective periods. Accordingly the Company recorded gains of Ps. 70.4 million and Ps.133.0 million as a result of these transactions under Argentine GAAP.

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 70.4 million and Ps. 133.0 million for the years ended June 30, 2010 and 2009, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation of selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above, the impact of other US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 26.4 million, a loss of Ps. 96.4 million and a gain of Ps. 10.0 million for the years ended June 30, 2010, 2009 and 2008, respectively, net of Ps. 188.3 million, Ps. (51.4) million and Ps. (33.0) million of other comprehensive income adjustments for the years ended June 30, 2010, 2009 and 2008 (See Note 27.II.(o)).

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, shares of public companies, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified all of these investments as available-for-sale and carried them at fair value with unrealized gains and losses, included in shareholders’ equity in accordance with ASC No. 320, “Investments – Debt and Equity Securities” (ASC No. 320). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(b) Accounting for marketable securities (continued)

Under US GAAP gross realized gain was Ps. 13,8 million, Ps. 19.8 million and Ps. 19.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these consolidated financial statements, the Company has not determined any unrealized losses to be other than temporary.

The cost and estimated fair values of available for sale securities at June 30, 2010, 2009 and 2008 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	Ps.	(57)
Dolphin Fund		27,882		58,070		30,188		—
Mortgage bonds		1,199		1,286		87		—
Government bonds		48,821		45,877		—		(2,944)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	Ps.	(3,001)

June 30, 2009
Mutual funds	Ps.	110,107	Ps.	110,794	Ps.	687	Ps.	—
Dolphin Fund		22,751		30,217		7,466		—
Shares of public companies		20,061		21,603		1,542		—
Mortgage bonds		615		798		183		—
Government bonds		14,129		14,129		—		—

	Ps.	167,663	Ps.	177,541	Ps.	9,878	Ps.	—

June 30, 2010
Mutual funds	Ps.	99,791	Ps.	100,766	Ps.	975	Ps.	—
Dolphin Fund		38,097		33,401		—		(4,696)
Shares of public companies		4,240		4,074		—		(166)
Mortgage bonds		771		783		12		—
Government bonds		49		49		1		—

	Ps.	142,948	Ps.	139,073	Ps.	988	Ps.	(4,862)

The information and the reconciliation item regarding the investment in Hersha Hospitality Trust, an available for sale security por US GAAP purposes, has been included separately in note 27. I. c).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(c) Accounting for the investment in Hersha Hospitality Trust

The Company has a 10.9% investment in Hersha Hospitality Trust as of June 30, 2010 (See Note 2.g.A.1). Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair values and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders ´equity.

The cost and estimated fair values of Hersha Hospitality Trust at june 30,2010 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2010
Hersha Hospitality Trust	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

(d) Depreciation of fixed assets

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

(e) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These costs are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, pursuant ASC No. 720-15, “Other expenses-start up costs” (ASC No. 720-15), such costs are charged to income as incurred. The US GAAP adjustments for the years ended June 30, 2010, 2009 and 2008 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expenses on costs capitalized under Argentine GAAP and expensed under US GAAP.

(f) Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, Ps. 2,000 decreased the carrying value of the acquired property. This adjustment gives rise to differences in depreciation expense and is included in the line item “Depreciation and amortization expense” in the US GAAP reconciliation.

(g) Differences in basis relating to purchase accounting

Effective July 1, 2009, the Company applied the provisions of FASB Statement No. 141R “Business Combinations” (FAS 141R) or ASC No. 805 “Business Combinations” (“ASC No. 805”), for all business combinations for which the acquisition date is on or after the beginning of its fiscal year ended June 30, 2010, i.e. July 1, 2009. For all business combinations for which its acquisition date was prior to July 1, 2009, the Company applied the provisions of FAS 141.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

Acquisitions for which their acquisition date was before July 1, 2009

As discussed in Note 3.g., under Argentine GAAP, the Company follows the guidance in RT No. 18 in accounting for business combinations. Under Argentine GAAP, the Company applies the purchase method of accounting and accordingly it allocates the purchase price based on the fair value of net assets acquired. When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, if after a reassessment is made and negative goodwill continues, any amount of negative goodwill is allocated to reduce the value of intangible assets acquired to zero. Any remaining amount of negative goodwill is amortized under the straight-line method over the respective periods. During the period from July 1, 2005 through June 30, 2009, the Company recognized negative goodwill namely “Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping”.

Under US GAAP, the Company applied the provisions of FAS 141 to the “The Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping” acquisitions. There was no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under FAS 141, when negative goodwill existed, eligible assets (tangible and intangible) were subject to pro rata reduction.

Accordingly, under US GAAP, certain intangible assets and liabilities were recognized while assigned a zero value under Argentine GAAP. The Company therefore recognized a liability for below-market leases of Ps. 28.6 million in 2008 and an intangible asset for in-place leases of 23.0 million in 2007, for the“Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping”acquisition.

The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There was no US GAAP adjustment to equity for these items.

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations, which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amount of goodwill recorded for Argentine GAAP and US GAAP purposes. Following the adoption of pre-codification FAS 142 or ASC No. 350, “Intangible-goodwill and Other” (ASC No. 350), goodwill amortization ceased under US GAAP effective July 1, 2002. Total goodwill under US GAAP as of the date of adoption of ASC No. 350 was Ps. 48.2 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 27.I.(h). and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

Acquisitions for which their acquisition date was after July 1, 2009

As discussed in Note 2.g.A.10, on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee of Ps. 0.1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.h. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the noncontrolling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any noncontrolling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million; (ii) the recognition of the non-controlling interest at fair value for Ps. 12.1 million; and (iii) the charge expense of transaction costs for Ps. 0.4 million.

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)

Fair value of net assets acquired		95,009

Minority interest		(12,077)
Purchase price		24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)

Net cash paid for the acquisition	Ps.	7,628

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. The Company is analyzing the current value of the identifiable assets and liabilities acquired, as established in the FAS 141 (R).

Treatment of goodwill

Effectively July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC 350 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2010 amounting to Ps. 47.2 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

h) Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 27 I.g. above.

Acquisitions for which their acquisition dates was before July 1, 2009

Under Argentine GAAP, goodwill continues to be amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2010, 2009 and 2008. Under US GAAP, amortization expense recorded was reversed for all periods presented.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to Ps. 2.7 million, Ps. 2.8 million and Ps. 3.5 million during the years ended June 30, 2010, 2009 and 2008, respectively.

Acquisitions for which their acquisition dates was after July 1, 2009

As a result of the explanation in Note 27.I.g, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million (ii) the recognition of a non controlling interest at fair value for Ps. 12.1 million; and (iii) the charge to expense of transaction costs for Ps. 0.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(i) Securitization accounting

The Company enters into ongoing revolving-period securitization programs through its subsidiaries Tarshop and Metroshop, transfering credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to APSA on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted ASC No. 860, “Transfers and Servicing” (ASC No. 860). ASC No. 860 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. AS No. 860 also requires separate recognition of servicing assets and servicing liabilities which must be initially measured at fair value, if practicable. Subsequent to initial recognition, an entity may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value. As of June 30, 2010 and 2009, the Company has recorded a servicing liability of Ps. 0.7 million and Ps. 1.5 million.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with ASC No. 320 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. ASC No. 320, also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(i) Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2010, 2009 and 2008:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized loss		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in Unrealized gain/(loss)		—		(21,791)		(21,791)
Reclassification of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922
Increase in retained interest		56,724		—		56,724
Liquidation of retained interest		(71,807)		—		(71,807)
Change in Unrealized gain/(loss)		—		2,280		2,280

Balance at June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008, were included in earnings (losses).
(iii)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2010 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(534)	Ps.	(1,066)

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(j) Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(k) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2010, 2009 and 2008 amounted to Ps. 1,2 million, Ps. 1.1 million and Ps. 2.7 million. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the assets costs giving rise to higher depreciation expenses. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2010, 2009 and 2008 amounted to Ps. 4.3 million, Ps. 4.3 million and Ps. 4.3 million, respectively.

In 2009, certain assets were sold. The cost basis of these assets under US GAAP was lower than under Argentine GAAP due to reversal of previously impairment losses under Argentine GAAP. Consequently, the gain on the sale under US GAAP was higher in Ps. 6.4 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP; (ii) a gain for lower depreciation charges under US GAAP; and (iii) a higher gain on the sale of assets under US GAAP in 2009.

(l) Accounting for IRSA Convertible Notes

In November 2002, the Company issued US$ 100.0 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. The Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants. The Convertible Notes were fully paid as of June 30, 2008.

The Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options” (ASC No. 470-20) which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. Under ASC No. 470-20, the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. Under ASC No. 470-20 a discount resulting from recording a beneficial conversion option for convertible instrument that have a stated redemption date is to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. ASC No. 470-20 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense.

Under ASC No. 470-20, the Company allocated Ps. 36.1 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23.5 million net of income tax). The resulting debt discount was recognized as expense over the term of the Convertible Notes. Upon conversion, warrants were recognized as additional paid-in capital and any unamortized discount was immediately recognized as interest expense. Total discount amortization recognized during the year ended June 30, 2008 totaled Ps. 466 (included accelerated amortization recognized as a result of conversions made during those years). As Convertible Notes were denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange (losses) gain reversed under US GAAP totaled Ps. (3) during the years ended June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(m) Reversal of gain recognized on trouble debt restructuring

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC No. 470-60, “Debt – Troubled Debt Restructurings by Debtors” (ASC No. 470-60), as the creditors made certain concessions due to the financial difficulties of the Company. ASC No. 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

The Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under US GAAP for the year ended June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million and Ps. 3.8 million for the years ended June 30, 2008 and 2007, respectively. As the Company’s new debt instruments were denominated in US Dollars, the US GAAP adjustment also included the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(n) Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to whom the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g. for details of these transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 2.6 million and Ps. 14.7 million for the years ended June 30, 2009 and June 30, 2008, respectively. No gain was recorded for the year ended June 30, 2010.

Under US GAAP, the Company applied the provisions of ASC No. 845, “Non-monetary Transactions” (ASC No. 845). ASC No. 845 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.”

Under ASC No. 845 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. The Company follows the deposit method as prescribed in ASC No. 360-20, “Property, Plant and Equipment-Real State Sales” (ASC No. 360-20). Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(n) Accounting for real estate barter transactions (continued)

For the years ended June 30, 2009 and 2008, gains of Ps. 2.6 million and Ps. 14.7 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. No gain was recorded for the year ended June 30, 2010. However, the US GAAP adjustment reflects the effect of the reversal of the above mentioned gains and the recognition of a gain of Ps. 0.7 million, Ps. 14.9 million and Ps. 32 million, for the years ended June 30, 2010, 2009 and 2008, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

(o) Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 6.4 million, Ps. 12.1 million, and Ps. 2.8 million, for the years ended June 30, 2010, 2009 and 2008, respectively, and (ii) the recognition under US GAAP of previously recognized gains (losses) under Argentine GAAP of Ps. (0.2) million, Ps. 22.5 million, and Ps. 2.9 million for the years ended June 30, 2010, 2009 and 2008, respectively, for which deeds of title were signed as of each the respective years.

(p) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the consolidated statement of income.

(q) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes issued in May 2007 are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following ASC No. 310-20, “Receivables – Nonrefundable Fees and Other Costs” (ASC No. 310-20) (formerly FAS-91 Accounting for nonrefundable fees and costs associated with origination or acquiring loans and initial direct costs of leases”, such costs are amortized over the same period using the effective interest method.

(r) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Internal Use-Software” (“ASC 350-40”) (formerly SOP 98-1, “Accounting for costs of computer sofware developed or obtained for internal use”). The US GAAP adjustment for the year 2010, 2009 and 2008 represents the effect net of (i) expensing such costs as incurred and (ii) reversal of depreciation on costs capitalized under Argentine GAAP and expensed under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(s) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2010, 2009 and 2008 related to the PAMSA and Horizons project. Under US GAAP, the Company applied the provisions of ASC No. 835-20, “Interest-Capitalization of Interest”, (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP for the years ended June 30, 2010, 2009 and 2008 for an amount of Ps. 2 million, Ps. 72.7 million and Ps. 5.8 million, respectively.

(t) Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002 APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes”) . Under US GAAP, the Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options”, (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Under US GAAP, the Company applied the guidance in ASC No. 470-50-40, “Debt Modification and Extinguishments” (ASC No. 470-50-40) to determine whether the debt instrument was modified or extinguished. This guidance considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument.

ASC No. 460-50-40 stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(t) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in ASC No. 470-20 “Debt – Debt with Conversion and Other Options”, (ASC No. 470-20”).

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

(u) Revenue recognition

(u.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

(u.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied ASC No. 840 “Leases” (“ASC No. 840”), and accordingly recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in ASC No. 840. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(u) Revenue recognition (continued)

(u.2) Scheduled rent increases (continued)

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees, which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(u.3) Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

(v) Derecognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2010 amounted to Ps. 48.5 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 10.4 million was also generated for the recognition of the put option. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument. Accordingly, the value of the put option was derecognized under US GAAP.

According to ASC No. 815, “Derivatives and Hedgings” (ASC No. 815), a financial instrument is a derivative financial instrument if it meets all three of the following characteristics must be met:

a. It has (i) one or more underlyings and (ii) one or more notional amounts or payment provisions or both.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from the net settlement.

ASC No. 815 provide that a contract fits the description of net settlement if its settlement provisions meet one of the following criteria: (a) neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount); (b) one of the parties is required to deliver an asset of the type described in the guidance but there is a market mechanism that facilitates net settlement; (c) one of the parties is required to deliver an asset of the type described in the guidance, but that asset is readily convertible to cash or is itself a derivative instrument.

Characteristics a. and b. are met since underlying is the quantity of shares to sell under the put option agreement and there is no initial net investment.

Characteristic c. is not met since the Company is required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

Consequently, under US GAAP the put option did not meet the definition of a derivative instrument.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(w) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740 “Income Taxes” (“ASC No. 740”). However, as discussed in Note 2.c, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP the Company applies ASC No. 830-740, “Foreign Currency Matters – Income Taxes” (“ASC No. 830-740”), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carry forwards which in the aggregate amounted to Ps. 41.8 million. The Company recorded a valuation allowance of Ps. 42.6 million to provide for deferred tax assets of the consumer financing business, mainly related to tax loss carry forwards. The legal expiration period for these tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(x) Non controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC 810 “Consolidation”. Pursuant to ASC 810-10-45-15, non controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non controlling interests in more than one subsidiary. The Company determined that all of its non controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

The adjustment represents the effect of the foregoing US GAAP adjustments on the non controlling interests under Argentine GAAP.

For additional disclosures related to the non controlling interests see Note 27.II.r.

(y) Adoption of ASC No. 740, “Income Taxes”

On July 1, 2007, the Company adopted ASC No. 740. ASC No. 740 addresses the accounting and disclosure of uncertain tax positions. ASC No. 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with ASC No. 740 under analysis and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of ASC No. 740 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of ASC No. 740 at July 1, 2007 was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2010 amounting to Ps. 31.7 million and the net deferred tax asset as of June 30, 2009 amounting to Ps. 34.3 million, as follows: Ps. 55.9 million and Ps. 71.3 million as of June 30, 2010 and 2009, respectively, as non-current other receivables and prepaid expenses; and Ps. 87.6 million and Ps. 37.0 million as of June 30, 2010 and 2009, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2010 and 2009, Ps. 37.8 million and Ps. 42.1 million, respectively, would have been classified as current assets, and Ps. 155.9 million and Ps. 124.3 million, respectively, would have been

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(a) Balance sheet classification differences (continued)

classified as non-current assets. As June 30, 2010 and 2009 Ps. 10.3 million and Ps. 2.8 million, respectively, would have been classified as current liabilities and Ps. 215.1 million and Ps. 129. million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 8,633.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP measurement purposes.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 253,9, Ps. 228.5 and Ps. 181.2 million for the years ended June 30, 2010, 2009 and 2008, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,577.2 million, Ps. 1,449.1 million and Ps. 1,265.4 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 539,6 million, Ps. 294.4 million and Ps. 263.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(c) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 609,190 and capitalized costs of issuance of debt of Ps.6,919 - See Note 27.II.(a)), as of June 30, 2010, are as follows:

2012	Ps.	36,548
2013		69,549
2014		—
Thereafter 2015		932,350

	Ps.	1,038,447

(d) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

-	Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2010, 2009 and 2008.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2010, 2009 and 2008 were contingent rentals of Ps. 95.6 million, Ps 70.9 million and Ps. 73.3 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 27.I.(s.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases for each of the five fiscal years are as follows:

2011	Ps.	268,146
2012		200,772
2013		129,187
2014		53,361
2015		28,977
Thereafter 2016		53,805

	Ps.	734,248

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(e) Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (ASC No. 850), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with note 11 to the consolidated financial statements:

- Acquisitions: During the fiscal year ended June 30, 2010 and 2009, Cresud acquired additional shares of the Company. Consequently, Cresud´s equity interest in the Company amounts approximately to 57,49%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During the fiscal year ended June 30, 2009, the Company bought APSA’s notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

In addition, the Company acquired APSA’s notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2009, the Company acquired additional shares of BHSA for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively (see Note 11).

During fiscal year 2010, the Company acquired additional shares of BHSA for Ps. 118.7 million, out of this total amount, Ps. 80.5 million were acquired from IFISA.

- Donations: For the years ended June 30, 2010, 2009 and 2008, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 2.6 million, Ps.4.0 million and Ps. 4.8 million, respectively. A director and shareholder of the Company is the President of these organizations.

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

The Company recognized net gains (loss) of Ps. 3.2 million, Ps. (12.1) million and Ps. (37.8) million for the years ended June 30, 2010, 2009 and 2008 respectively.

- Corporate services: In view of the fact that the Company, Cresud and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between the Company, Cresud and APSA, which was subsequently amended on August 23, 2007, August 14, 2008 and November 27, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(e) Disclosure of related parties transactions (continued)

The Framework Agreement for the Exchange of Corporate Services executed by and between the Company, Cresud and APSA currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Service Sharing Agreement within the Company, Cresud and APSA so as to simplify the issues arising from the consolidation of the Financial Statements resulting from the increase of Cresud’s interest in the Company. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to transfer our labor contracts, like those of APSA, to Cresud. Effective since January 1, 2010, labor costs of such employees were transferred to Cresud’s payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement. In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas share by the Company, Cresud and APSA.

It should be noted that, notwithstanding this procedure, the Company, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of the Company, Daniel E. Mellicovsky shall represent Cresud, and Cedric Bridger shall represent APSA. All these individuals are members of the Audit Committees of their respective companies.

- Legal services: During the years ended June 30, 2010, 2009 and 2008, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 4.9 million, Ps. 3.2 million and Ps. 3.8 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, the rules regarding disclosure of fair value of financial instruments are: ASC No. 815, “Derivatives and Hedging”, (“ASC No. 815”), formerly SFAS No. 133, which amended SFAS No. 107 and superseded SFAS No. 105 and 119, and ASC No. 820, “ Fair value measurement and disclosure”, (“ASC No. 820”), formerly SFAS No. 157.

The Company adopted ASC No. 820 in the fiscal year ended June 30, 2009. In such guidance, three levels of input are used to measure fair value, are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(f) Disclosure about fair value of financial instruments (continued)

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

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and Banks	71,175	—	—	71,175
Other current Investment, net (i)	139,026	—	—	139,026
Other non-current Investment, net (ii)	315,997	—	—	315,997
Other Investment, net (iii)	—	—	115,119	115,119

Total	526,198	—	115,119	641,317

LIABILITIES
Other liabilities (vi)	—	—	—	—

Total	—	—	—	—

(v)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.
(vi)	Corresponds to investment in equity securities in Hersha.
(vii)	Corresponds to retained interests in securitized receivables.
(viii)	Corresponds to derivative financial instruments.

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

for the years ended June 30, 2010, 2009 and 2008

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2010:

Retained interest in securitized receivables
Balance at beginning of year	127,922
Insurance of retained interest in securities	56,724
Liquidation of retained interest in securitization	(71,807)
Total gains and losses
Included in other comprehensive income	2,280

Balance at end of year	115,119

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

Long-term debt: Includes current portion of the non-current item. As of June 30, 2010 and 2009, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 1,858.6 million and Ps 550.2 million at June 30, 2010 and 2009, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes (see Note 10) was Ps. 571.9 million and Ps. 410.1 million at June 30, 2010 and 2009, respectively and was determined based on quoted market prices of the notes.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(g) Additional disclosures about derivative financial instruments

FASB issued ASC No. 815 “Derivatives and Hedging” (“ASC No. 815”), formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Standard No. 133”, to enhance the current disclosure framework in SFAS 133. ASC No. 815 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted ASC No. 815 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading.

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments at June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC 815

Fair Value of Derivative Instruments

	Liability Derivatives
As of June 30	2010			2009
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other liabilities (Note 4.l)		—	Other liabilities (Note 4.l)		243

Total		Ps.	—		Ps.	243

The notional amounts are summarized in Note 14.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2010		2009
Foreign exchange contracts	Financial results, net (Note 8)		(2,582)		9,436

		Ps.	(2,582)	Ps.	9,436

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

for the years ended June 30, 2010, 2009 and 2008

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company’s shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the economy recovery, customers experienced fewer delays in payments and also uncollectibility rates decreased during the year ended June 30, 2010. As of June 30, 2010, the allowance for doubtful accounts decreased Ps. 15.5 million, or 19.6%, as compared to June 30, 2009. Nevertheless, the Company continues closely monitoring the delays, delinquency and uncollectibility rates.

As discussed in Note 15, as of June 30, 2010, Tarshop sold receivables aggregating Ps. 960.9 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 136.0 million and Ps. 4.7 million escrow reserves for losses and Metroshop sold receivables aggregating Ps. 235.8 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 7.1 million and Ps. 0.7 million escrow reserves for losses. For the three months ended September 30, 2010, no additional impairment charge related to the retained interests in securitized receivables was recorded.

(i) Recently issued accounting pronouncements

For the year ended June 30, 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), “Business Combinations” (“FAS No. 141(R)”) or Accounting Standards Codification (“ASC”) 805, “Business Combinations”

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 27.II.f. and 27.II.g. for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS No. 157”) or ASC 820, “Fair Value Measurements and Disclosures”

The Company adopted FAS No. 157 or ASC 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of Financial Accounting Standards Board (“FASB”) Statement No. 157” (“FSP FAS No. 157-2”), or ASC 820-10, amended ASC 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC 820-10, the Company adopted the provisions of ASC 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51” (“FAS No. 160”) or ASC 810-10-65-1,”Consolidation — Transition”

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS No. 141(R)-1”) or new accounting guidance within ASC 805, “Business Combinations”

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”) or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) or new accounting guidance within ASC 323, “Investments-Equity Method and Joint Ventures”

The Company adopted Emerging Issues Task Force (“EITF”) 08-6, or ASC 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC 805 and ASC 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC 805 and ASC 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”)

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-02 “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification” (“ASU No. 2010-02”)

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on the consolidated financial statements relative to noncontrolling interests.

Accounting Standards Update No. 2009-09 “Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees” (“ASU No. 2009-09”)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 “Debt with Conversion and Other Options” or ASC 470 “Debt”

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Future Adoption of Recently Issued Accounting Standards

Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140” (“FAS No. 166”) or Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) and Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS No. 167”) or Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”)

FAS No. 166, or ASU 2009-16, amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” by: eliminating the concept of a qualifying special-purpose entity (“QSPE”); clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of account eligible for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The topic requires enhanced disclosures about, among other things, a transferor’s continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-16 may have on the consolidated financial statements.

FAS No. 167, or ASU 2009-17, changes the consolidation guidance applicable to a variable interest entity (“VIE”). It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, the guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. QSPEs, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. The topic also requires enhanced disclosures about an enterprise’s involvement with a VIE. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-17 may have on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (Topic 820) (“ASU No. 2010-6”)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. Comparative disclosures are not required in the year of adoption. The Company will adopt the provisions of the standard on July 1, 2010, the first day of the 2011 fiscal year for the Level 1 and 2 disclosures, and on July 1, 2011 or the first day of the 2012 fiscal year for the Level 3 disclosures

Accounting Standards Update No. 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements- a Consensus of the FASB Emerging Issues Task Force” (Topic 605) (“ASU No. 2009-13”)

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force) which amends ASC 605-25, “Revenue Recognition”: Multiple-Element Arrangements .” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company will adopt the provisions of these amendments on July 1, 2010, the first day of the 2011 fiscal year and is currently evaluating the impact of these amendments to its consolidated financial statements.

Accounting Standards Update No. 2010-11 “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU No. 2010-11”)

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives .” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 will be effective on July 1, 2010, the first day of the 2011 fiscal year and are not expected to have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU No. 2010-10”)

In February 2010, the FASB issued ASU No. 2010-10, “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU No. 2010-10 are effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The Company expects the adoption of ASU No. 2010-10 will not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, which will be on June 30, 2011 for the Company. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which will be on July 1, 2011, the first day of the 2012 fiscal year.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-17”)

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply 2010-17 retrospectively from the beginning of the year of adoption. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The ASU is effective as from July 1, 2010, the first day of the 2011 fiscal year. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

(j) Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 17 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260, “Earnings per Share”, (“ASC No. 260”), formerly SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with ASC No. 260.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(j) Earnings per share (continued)

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2010 and 2009 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 shares for the year ended June 30, 2008. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008 using the treasury-stock method, would have been Ps. 0.22.

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income attributable to IRSA	Ps.	382,853		6,647	Ps.	122,116
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		—		1,214
Foreign currency exchange gain on convertible debt		—		—		11
Income tax effects		—		—		(163)

Net income attributable to IRSA plus assumed conversions	Ps.	382,853	Ps.	6,647	Ps.	123,178

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	578,676	Ps.	549,277
Plus: incremental shares of assumed conversions:
Warrants (i)		—		—		13,527
Convertible Notes		—		—		7,668

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	578,676	Ps.	570,472

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22
Diluted net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

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

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(k) Risks and uncertainties (continued)

Risks associated with office and other buildings leases: The Company’s lease revenues from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (viii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company’s ability to attract and retain desirable tenants.

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

Risks associated with the hotel industry: The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (i) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed, could have a material adverse effect on the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(k) Risks and uncertainties (continued)

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

(l) Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, the Company’s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company’s gain or (loss) on equity investees for the years ended June 30,2010, 2009 and 2008 were Ps. 160.4 million, Ps. 61.5 million, and Ps. (13.2) million, respectively. Under Argentine GAAP, the Company’s share of the net assets of equity investees as of June 30, 2010 and 2009 were Ps. 842.3 million and Ps. 569.5 million, respectively. The equity investment in Metropolitan was valued at zero and a financial liability of Ps 5.9 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

The table below shows summarized financial information of the Company’s significant equity investees on a 100% basis:

Banco Hipotecario S.A.

	As of and for the year ended June 30,
	2010			2009
Current assets			(i)			(i)
Non-current assets			(i)			(i)

Total assets	Ps.	11,284,071		Ps.	11,909,440
Current liabilities			(i)			(i)
Non-current liabilities			(i)			(i)

Total liabilities	Ps.	8,385,272		Ps.	9,209,822
Minority interest		Ps.37,133			Ps.36,881
Shareholders’ equity	Ps.	2,861,666		Ps.	2,662,737

	For the year ended June 30,
	2010		2009		2008
Revenues	Ps.	1,222,309	Ps.	1,016,159	Ps.	696,591
Gross profit	Ps.	560,719	Ps.	400,851	Ps.	145,898
Net income (loss)	Ps.	198,929	Ps.	50,463	Ps.	(59,562)

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(l) Summarized financial information of unconsolidated equity investees (continued)

Metropolitan (ii)

	As of and for the year ended June 30,
	2010		2009
Total assets	Ps.	850,393	Ps.	868,750
Total liabilities	Ps.	1,423,866	Ps.	1,410,383
Member’s deficit	Ps.	(573,473)	Ps.	(541,633)

	For the year ended June 30,
	2010		2009
Revenues	Ps.	235,264	Ps.	252,640
Net loss	Ps.	(12,725)	Ps.	(863,072)

(ii)	Balance sheet of real estate companies are unclassified

(m) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC No. 710-10 “Compensation- General” and ASC No. 712 “Compensation- Nonretirement Postemployment Benefits” which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

(n) Statements of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 “Statement of Cash Flows” (ASC No. 230).

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 18 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash equivalents under Argentine GAAP and US GAAP. As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of Metroshop, CYRSA, Liveck, Baicom Networks and Puerto Retiro. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(n) Statements of cash flows classification differences (Continued)

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP

	For the year ended June 30,
	2010		2009		2008
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 18)	Ps.	151,354	Ps.	185,942	Ps.	389,004
Less:
Mutual funds not considered cash equivalents under US GAAP		(23,780)		—		(4,451)
Deconsolidation of pro-rata investments under US GAAP		(10,384)		(13,643)		(14,749)

Total cash and cash equivalents under US GAAP	Ps.	117,190	Ps.	172,299	Ps.	369,804

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2010, 2009 and 2008 were Ps. 2,340 million, Ps. 20,677 million and Ps.2,161 million, respectively.

Due to the difference in definition of cash and cash equivalents, there may be a difference in the amount reported for purchases and sales of investments not considered to be cash equivalents under investing activities in a statement of cash flows under US GAAP as compared to the same titled line items under Argentine GAAP.

Due to the deconsolidation of the pro rata investments under US GAAP, the cash flows from operating, investing and financing activities under US GAAP differ from the respective cash flows under Argentine GAAP, since each line item excludes the pro rata equity interest of the respective cash inflow or outflow.

In addition, certain differences exist in the classification of cash inflows or outflows as operating, investing or financing activities under US GAAP as compared to Argentine GAAP. These differences are:

•	Payments for the acquisition of a non controlling interest are classified as investing activities under Argentine GAAP while classified as financing activities under US GAAP;

•	Dividends collected as return on investments are classified as investing activities under Argentine GAAP while classified as operating activities under US GAAP

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(n) Statements of cash flows classification differences (continued)

Based on the foregoing, the following table shows the cash flows from operating, investing and financing activities as well as the effect of exchange rate changes on cash and cash equivalents that would be reported in a statement of cash flows prepared under ASC No. 230:

	For the year ended June 30,
	2010		2009		2008
Net cash provided by operating activities	Ps.	294,062	Ps.	348,841	Ps.	351,020
Net cash used in investing activities		(526,705)		(466,771)		(401,678)
Net cash (used in) provided by financing activities		179,874		(58,898)		149,145
Effect of exchange rate changes on cash and cash equivalents		(2,340)		(20,677)		2,161

Net (decrease) increase in cash and cash equivalents	Ps.	(55,109)	Ps.	(197,505)	Ps.	100,648

(o) Comprehensive income

ASC No. 220 “Comprehensive Income” (“ASC No. 220”) establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose Financial Statements. ASC No. 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a Financial Statement that is displayed with the same prominence as other Financial Statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30, 2010
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	382,853	Ps.	83,304	Ps.	466,157
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)		72,439		—		72,439
Net change in unrealized holding loss on available-for-sale-securities, other (ii)		(9,050)		111		(8,939)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (iii)		939		543		1,482
Net change in unrealized holding gain on available-for-sale-securities of equity investees		188,336		—		188,336

Comprehensive income	Ps.	635,517	Ps.	83,958	Ps.	719,475

(i)	Net of income taxes of Ps. 39,005.
(ii)	Net of income taxes of Ps. 4,878 and Ps. (65) for IRSA and the non-controlling interest, respectively.
(iii)	Net of income taxes of Ps. 798 for the non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(o) Comprehensive income (continued)

	Year ended June 30, 2009
	IRSA		Non-controlling interest		Total
Net income (loss) under US GAAP	Ps.	6,647	Ps.	(47,998)	Ps.	(41,351)
Other comprehensive income:
Net change in unrealized holding loss on available-for-sale-securities, other (i)		(13,588)		734		(12,854)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (ii)		(2,733)		(1,645)		(4,378)
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(51,370)		—		(51,370)

Comprehensive income	Ps.	(61,044)	Ps.	(48,909)	Ps.	(109,953)

(i)	Net of income taxes of Ps. 7,983 and Ps. (1,063) for IRSA and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 2,358 for the non-controlling interest.

	Year ended June 30, 2008
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	122,116	Ps.	46,459	Ps.	168,575
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, other (i)		(27,792)		(1,611)		(29,403)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (ii)		(1,830)		3,779		1,949
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(32,958)		—		(32,958)

Comprehensive income	Ps.	59,536	Ps.	48,627	Ps.	108,163

(i)	Net of income taxes of Ps. 13,666 and Ps. 2,167 for IRSA and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 4,069 for the non-controlling interest.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2010, 2009 and 2008 were as follows:

	Year ended June 30, 2010
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps	72,439	Ps.	—	Ps.	72,439
Net change in unrealized holding gain on available-for-sale securities-other		334		178		512
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(3,798)		4,973		1,175
Change in other comprehensive income of equity investees		133,638		—		133,638

Accumulated other comprehensive (loss) income	Ps.	202,613	Ps.	5,151	Ps.	207,764

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

	Year ended June 30, 2009
	IRSA		Non-controlling interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	—	Ps.	—	Ps.	—
Net change in unrealized holding gain on available-for-sale securities-other		9,384		67		9,451
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(4,737)		4,430		(307)
Change in other comprehensive income of equity investees		(54,698)		—		(54,698)

Accumulated other comprehensive (loss) income	Ps.	(50,051)	Ps.	4,497	Ps.	(45,554)

	Year ended June 30, 2008
	IRSA		Non-controlling interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	—	Ps.	—	Ps.	—
Net change in unrealized holding gain on available-for-sale securities-other		22,972		(667)		22,305
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(2,004)		6,075		4,071
Change in other comprehensive income of equity investees		(3,328)		—		(3,328)

Accumulated other comprehensive (loss) income	Ps.	17,640	Ps.	5,408	Ps.	23,048

(p) Pro-rata consolidation of jointly controlled companies

Under Argentine GAAP the Company consolidates the accounts of jointly controlled companies on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(p) Pro-rata consolidation of jointly controlled companies (continued)

Presented below is the consolidated condensed information of the Company as of June 30, 2010 and 2009 considering these companies as an equity investees:

	As of and for the year ended June 30, 2010
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. as an equity investee		As adjusted
Current assets	Ps.	1,190,332	Ps.	(265,969)	Ps.	—	Ps.	924,363
Non-current assets		4,443,109		(55,087)		127,120		4,515,142

Total assets		5,633,441		(321,056)		127,120		5,439,505
Current liabilities		1,341,620		(157,732)		—		1,183,888
Non-current liabilities		1,325,668		(36,339)		961		1,290,290

Total liabilities		2,667,288		(194,071)		961		2,474,178
Minority interest		563,107		(826)		—		562,281
Shareholders’ equity		2,403,046		(126,159)		126,159		2,403,046
Revenues		1,323,326		(13,203)		—		1,310,123
Gross profit		848,031		(6,083)		—		841,948

Net income	Ps.	334,501	Ps.	(11,296)	Ps.	11,296	Ps.	334,501
Net cash provided by operating activities		239,943		47,875		—		287,818
Net cash used in investing activities		(455,979)		(44,616)		—		(500,595)
Net cash provided by financing activities		181,448		—		—		181,448

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(p) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2009
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. as an equity investee		As adjusted
Current assets	Ps.	891,869	Ps.	(40,145)	Ps.	—	Ps.	851,724
Non-current assets		4,044,118		(143,556)		50,310		3,950,872

Total assets		4,935,987		(183,701)		50,310		4,802,596
Current liabilities		974,890		(14,446)		1,803		962,247
Non-current liabilities		1,401,054		(120,389)		—		1,280,665

Total liabilities		2,375,944		(134,835)		1,803		2,242,912
Minority interest		464,381		(3,852)		3,493		464,022
Shareholders’ equity		2,095,662		(45,013)		45,013		2,095,662
Revenues		1,220,584		(14,697)		—		1,205,887
Gross profit		712,078		(5,393)		—		706,685

Net income	Ps.	158,635	Ps.	21,467	Ps.	(21,467)	Ps.	158,635
Net cash provided by operating activities		310,877		17,286		—		328,163
Net cash used in investing activities		(455,041)		(16,181)		—		(471,222)
Net cash provided by financing activities		(58,898)		—		—		(58,898)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

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

2) Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 supplemental unaudited pro forma information as if the transactions of fiscal year 2008 of Museo Renault, Torre Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2007. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal year ended 2008:

	Year ended June 30,
	2008
Revenues	Ps.	1,086,222
Net income		57,880
Earning per share under Argentine GAAP		0.11

(r) Noncontrolling interests

Under Argentine GAAP, the portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as minority interest and is classified as a separate component between the liability and equity sections of the balance sheet (mezzanine section). Net income or loss for the period excludes earnings attributable to the minority interest. For purposes of earnings per share calculations, net income excludes earnings attributable to the minority interest. Therefore, no adjustments to income available to common shareholders are necessary for earnings attributable to the minority interest.

Under US GAAP, the Company adopted ASC No. 810 “Consolidation” (“ASC No. 810”) effective July 1, 2009. ASC No. 810 establishes new accounting and reporting standards for the non-controlling interest, previously known as minority interest, in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests. The Company retroactively restated the amounts shown as consolidated shareholders equity, consolidated statement of income, consolidated statement of cash flows and consolidated statements of comprehensive income as required by ASC No 810.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(r) Noncontrolling interests (continued)

The Company has non-controlling interests in more than one subsidiary. Accordingly, the Company aggregated its various non-controlling interests in the consolidated financial statements. The adoption of ASC No. 810 resulted in a Ps. 509.3 million reclassification of non-controlling interests from the mezzanine section to shareholders equity on the June 30, 2010 consolidated balance sheet. Net income for the year ended June 30, 2010 was increased by Ps. 83.4 million as a result of the adoption. Prior to the adoption of ASC No. 810 non-controlling interests were deductions to income in arriving at net income. Under ASC No. 810, non-controlling interests are a deduction from net income used to arrive at net income attributable to Alto Palermo S.A. For purposes of earnings per share calculations, net income includes earnings attributable to the minority interest. Therefore, an adjustment to income available to common shareholders is necessary for earnings attributable to the non-controlling interest to determine income attributable to common shareholders of the controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2010 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements	Sales	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	(11)	185	—	659	113	546	June 1996	November 1997	23
Av. de Mayo 595	679	6,659	—	—	6,659	—	7,338	2,849	4,489	July 1992	March 1992	19
Av. Madero 942	—	—	—	—	—	—	—	—	—	N/A	July 1994- August 1994	10
Bouchard 551	88,097	72,560	—	—	72,560	—	160,657	10,087	150,570		March, 2007
Bouchard 710	39,466	32,994	—	—	32,994	—	72,460	7,199	65,261		May, 2005	28
Constitución 1111	256	1,081	—	—	1,081	—	1,337	440	897	September 1994- March 1995	June 1994 – January 1994	18
Constitución 1159	7,966	796	—	—	796	(3,335)	5,427	—	5,427			50
Costeros Dique IV	4,260	19,077	—	—	19,077	—	23,337	4,226	19,111	N/A	June 2001	28
Costeros Dique II Edificios A y B	—	21,184	—	(21,184)	—	—	—	—	—	September 1998	March 1997	28
Dock del Plata	474	458	—	—	458	—	932	68	864	N/A	November, 2006	24
Intercontinental Plaza	8,671	89,633	—	(17)	89,616	—	98,287	15,879	82,408	June 1996	November, 1997	24
Hotel Intercontinental	8,672	47,666	—	(17)	47,649	—	56,321	10,321	46,000
Hotel Libertador	3,027	76,312	2,213	—	78,525	—	81,552	45,184	36,368	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	86,648	498	—	87,146	—	112,119	19,916	92,203		June 1997	15
Terreno Catalinas Norte	100,804	(100,804)	100,804	—	—	—	100,804	—	100,804	N/A	March 1999	27
Libertador 498	4,041	32,301	—	(16,000)	16,301	—	20,342	5,685	14,657	N/A	December 1995	22
Libertador 602	—	3,485	—	(3,485)	—	—	—	—	—	N/A	May 1996	22
Store Cruceros	—	—	—		—	—	—	—	—			50
Madero 1020	70	338	—	(45)	293	—	363	145	218	N/A	December 1995	10
Maipú 1300	10,293	42,423	—	—	42,423	—	52,716	14,429	38,287	N/A	September 1995	23
Rivadavia 2768	76	258	—	—	258	—	334	117	217	June 1995	November 1993	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

Description	Land		Buildings and improvement		Improvements		Sales		Total buildings and improvements		Impairment		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		—		—		—		—		—		12,496		—		12,496	N/A
Sarmiento 517		96		389		—		—		389		(197)		288		91		197	March 1995	December 1994- August 1994- July 1994	19
Suipacha 652		2,547		14,463		—		—		14,463				17,010		6,074		10,936	April-June 1994	November 1991	22
Della Paolera 265		77,251		85,532		—				85,532		—		162,783		7,587		155,196	N/A	August 2007	30
Museo Renault		3,010		2,055		—		—		2,055		—		5,065		280		4,785	N/A	December 2008
Edificio República		109,065		121,229				—		121,229		—		230,294		10,517		219,777	N/A	May 2008
Dique IV		3,660		63,702				(106)		63,596		—		67,256		2,636		64,620	April 2009	N/A	27
Shopping Abasto		9,752		254,112		97		—		254,209		—		263,961		100,405		163,556	November 1998	N/A	31
Shopping Alto Palermo		8,694		42,785		379,057		—		421,842		—		430,536		295,552		134,984	October 1990	November 1997- March 1998	26
Shopping Alto Avellaneda		18,089		177,967		2,331		—		180,298		—		198,387		124,934		73,453	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		11,268		119,458		1,795		—		121,253		—		132,521		61,857		70,664	June 1992	June 1997	25
Alto Noa		357		43,142		631		—		43,773		—		44,130		22,559		21,571	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design		—		49,210		2		—		49,212		—		49,212		40,400		8,812	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		160,921		718		—		161,639		—		170,058		80,419		89,639	September 1988	October 1998	23
Alto Rosario		25,686		65,022		576		—		65,598		—		91,284		13,883		77,401	November 2004	N/A	29
Mendoza Plaza Shopping		10,546		110,479		—		(2,993)		107,486		—		118,032		37,482		80,550	June 1994	December 2004	22
Neuquén Project		3,046		9,647		262		—		9,909		—		12,955		566		12,389	Under construction	September 1999	N/A
Panamerican Mall		123,568		436,431		39,025		—		475,456		—		599,024		15,670		583,354	July 2009	November, 2006	28
Shopping Córdoba		5,009		90,704		4,118		—		94,822		—		99,831		30,873		68,958	March, 1990	December, 2006	16
Other		43,675		1,456		—		(1,234)		222		—		43,897		13,549		30,348	N/A	N/A	N/A

Total	Ps.	778,533	Ps.	2,281,969	Ps.	532,127	Ps.	(45,092)	Ps.	2,769,004	Ps.	(3,532)	Ps.	3,544,005	Ps.	1,001,992	Ps.	2,542,013

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2010		2009		2008
Balance, beginning of the year	Ps.	3,411,553	Ps.	3,191,939	Ps.	2,625,519
Additions during the year:
Acquisition		100,804		—		403,019
Improvements		55,106		55,425		230,958
Recovery of impairment		359		1,083		2,639
Transfers from work-in-progress leasehold improvements		—		319,834		20,026

		3,567,822		3,568,281		3,282,161

Deductions during the year:
Sales		(58,538)		(156,728)		(90,222)

		(58,538)		(156,728)		(90,222)

Balance, end of the year	Ps.	3,509,284	Ps.	3,411,553	Ps.	3,191,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2010 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	December 2012	Semi-Annual	None	Ps.	30,680	Ps.	26,537	None
Customer B	10%	August 2012	Monthly	None		3,856		3,860	None
Customer C	6%	June 2011	Monthly	None		3,113		2,485	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 – January 2011	Monthly	None		57		73	None
Mortgage receivables Ps. 50,000 -Ps.69,999	14-16%	May 2009 – April 2010	Monthly	None		282		340	None
Mortgage receivables Ps. 70,000-Ps.99,999	12-14%	June 2009 – April 2015	Monthly	None		220		254	None
Mortgage receivables Ps. 120,000-Ps.139,999	14%	June 2014	Monthly	None		128		50	None
Mortgage receivables Ps. 360,000-Ps.379,999	12%	November 2012	Monthly	None		361		314	None

					Ps.	38,697	Ps.	33,913

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2010		2009		2008
Balance, beginning of year	Ps.	10,449	Ps.	1,343	Ps.	1,749
Additions during the year:
New mortgage loans		37,669		9,392		328
Deductions during the year:
Collections of principal		(14,205)		(286)		(734)

Balance, end of year	Ps.	33,913	Ps.	10,449	Ps.	1,343

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Costs

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

a. Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2010		2009		2008
Facilities	Ps.	186,383	Ps.	450	Ps.	(43)	Ps.	186,790	Ps.	83,171	Ps.	(20)	Ps.	13,150	Ps.	96,301	Ps.	—	Ps.	90,489	Ps.	103,212	Ps.	29,985
Furniture and fixtures		77,906		2,942		(830)		80,018		56,662		(134)		6,265		62,793		—		17,225		21,244		15,097
Machinery and equipment		9,154		654		(5)		9,803		7,684		1		962		8,647		—		1,156		1,470		429
Computer equipment		64,263		1,924		(382)		65,805		54,166		(270)		5,971		59,867		—		5,938		10,097		9,053
Vehicles		1,107		43		(16)		1,134		994		(16)		47		1,025		—		109		113		205
Leasehold improvements		24,377		758		—		25,135		19,107		—		3,215		22,322		—		2,813		5,270		2,736
Advances to suppliers		27,476		6,194		(762)		32,908		14		—		—		14		—		32,894		27,462		61,106
Properties:
Alto Palermo Park		670		—		(11)		659		122		(9)		—		113		—		546		548		551
Av. de Mayo 595		7,338		—		—		7,338		2,615		—		234		2,849		—		4,489		4,723		4,957
Av. Madero 942		—		—		—		—		—		—		—		—		—		—		—		2,285
Bouchard 551		160,657		—		—		160,657		7,759		—		2,328		10,087		—		150,570		152,898		155,226
Bouchard 710		72,460		—		—		72,460		6,177		—		1,022		7,199		—		65,261		66,283		67,305
Constitución 1111		1,337		—		—		1,337		397		—		43		440		—		897		940		983
Constitución 1159		8,762		—		—		8,762		—		—		—		—		(3,335)		5,427		5,173		4,100
Costeros Dique IV		23,337		—		—		23,337		3,638		—		588		4,226		—		19,111		19,699		20,287
Costeros Dique II Edificios A y B		21,184		—		(21,184)		—		3,811		(3,994)		183		—		—		—		17,373		17,922
Dique IV		67,362		442		(548)		67,256		378		—		2,258		2,636		—		64,620		66,984		—
Dock del Plata		13,366		371		(12,805)		932		675		(729)		122		68		—		864		12,691		25,654
Hotel Intercontinental		56,338		—		(17)		56,321		8,589		—		1,732		10,321		—		46,000		47,749		49,574
Hotel Libertador		79,339		2,213		—		81,552		41,561		—		3,623		45,184		—		36,368		37,778		36,966
Hotel Llao Llao		111,621		498		—		112,119		15,530		—		4,386		19,916		—		92,203		96,091		109,121
Intercontinental Plaza		98,304		—		(17)		98,287		11,799		(6)		4,086		15,879		—		82,408		86,501		90,526
Laminar Plaza		—		—		—		—		—		—		—		—		—		—		—		28,342
Libertador 498		36,342		—		(16,000)		20,342		9,143		(4,153)		695		5,685		—		14,657		27,199		39,632
Libertador 602		3,485		—		(3,485)		—		852		(935)		83		—		—		—		2,633		2,732
Av. Madero 1020		408		—		(45)		363		139		(15)		21		145		—		218		269		696
Maipú 1300		52,716		—		—		52,716		13,046		—		1,383		14,429		—		38,287		39,670		41,029
Reconquista 823		—		—		—		—		—		—		—		—		—		—		—		18,445
Rivadavia 2768		334		—		—		334		91		—		26		117		—		217		243		269
Santa María del Plata		12,496		—		—		12,496		—		—		—		—		—		12,496		12,496		12,494
Sarmiento 517		485		—		—		485		73		—		18		91		(197)		197		355		363
Store Cruceros		—		—		—		—		—		—		—		—		—		—		—		277
Catalinas Norte plot of land		—		100,804		—		100,804		—		—		—		—		—		100,804		—		—
Suipacha 652		17,010		—		—		17,010		5,622		—		452		6,074		—		10,936		11,388		11,840
Della Paolera 265		162,783		—		—		162,783		4,889		—		2,698		7,587		—		155,196		157,894		165,463
Museo Renault		5,065		—		—		5,065		188		—		92		280		—		4,785		4,877		4,970
Edificio República		230,294		—		—		230,294		5,816		—		4,701		10,517		—		219,777		224,478		228,767
Work-in-progress
Dique IV		—		—		—		—		—		—		—		—		—		—		—		36,387
Shopping Centers:
Shopping Abasto		263,864		97		—		263,961		91,277		—		9,128		100,405		—		163,556		172,586		180,972
Shopping Alto Palermo		430,164		395		(23)		430,536		273,499		—		22,053		295,552		—		134,984		156,665		178,622
Shopping Alto Avellaneda		196,056		2,416		(85)		198,387		111,433		—		13,501		124,934		—		73,453		84,624		96,271
Shopping Paseo Alcorta		130,726		1,795		—		132,521		56,706		—		5,151		61,857		—		70,664		74,020		72,144
Shopping Alto Noa		43,499		631		—		44,130		20,418		—		2,141		22,559		—		21,571		23,081		25,039
Shopping Buenos Aires Design		49,210		2		—		49,212		37,903		—		2,497		40,400		—		8,812		11,306		13,617
Shopping Patio Bullrich		169,340		718		—		170,058		72,436		—		7,983		80,419		—		89,639		96,903		101,291

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

a. Fixed assets (continued)

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2010		2009		2008
Shopping Alto Rosario	Ps.	90,708	Ps.	576	Ps.	—	Ps.	91,284	Ps.	11,272	Ps.	—	Ps.	2,611	Ps.	13,883		—	Ps.	77,401	Ps.	79,436	Ps.	81,630
Shopping Córdoba		95,713		4,118		—		99,831		26,518		—		4,355		30,873		—		68,958		69,195		72,464
Mendoza Plaza Shopping		121,025		91		(3,084)		118,032		35,731		(2,962)		4,713		37,482		—		80,550		85,294		88,363
Neuquén Project		12,693		262		—		12,955		566		—		—		566		—		12,389		12,127		12,912
Panamerican Mall		559,999		39,025		—		599,024		2,148		—		13,522		15,670		—		583,354		557,852		283,361
Other		43,675		1,456		(1,234)		43,897		11,814		15		1,720		13,549		—		30,348		31,616		27,681

Total as of June 30, 2010	Ps.	3,840,831	Ps.	168,875	Ps.	(60,576)	Ps.	3,949,130	Ps.	1,116,429	Ps.	(13,227)	Ps.	149,759	Ps.	1,252,961	Ps.	(3,532)	Ps.	2,692,637

Total as of June 30, 2009	Ps.	3,537,561	Ps.	602,470	Ps.	(299,201)	Ps.	3,840,830	Ps.	1,002,446	Ps.	(19,236)	Ps.	133,223	Ps.	1,116,433	Ps.	( ii) (3,891)			Ps.	2,720,506

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627	Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	(ii) (4,974)					Ps.	2,530,141

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 28.f.), except for Ps. 2,068, Ps. 1,420 and Ps. 366 for the years ended June 30, 2010, 2009 and 2008, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 2, Ps. 10 and Ps. 36 for the years ended June 30, 2010, 2009 and 2008 and recovery of impairment of Ps. 361 for the year ended 2010, Ps. 1,073 for the year ended 2009 and Ps. 2,603 for the year ended 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		2010		2009		2008
Preoperating and organization expenses	Ps.	31,745	Ps.	12,944	Ps.	44,689	Ps.	16,971	Ps.	(436)	Ps.	5,129	Ps.	21,664	Ps.	23,025	Ps.	14,774	Ps.	3,702
Customers		705		—		705		36		—		59		95		610		669		—
Intangible assets – Saving expenses
-Torre BankBoston		5,644		—		5,644		3,350		—		1,720		5,070		574		2,294		4,140
-Museo Renault		198		—		198		125		—		73		198		—		73		152
-Edificio República		555		—		555		260		—		208		468		87		295		551
Non-compete agreement		—		12,174		12,174		—		—		3,044		3,044		9,130		—		—
Concession Arcos del Gourmet		—		20,873		20,873		—		—		714		714		20,159		—		—
Trademarks		1,029		400		1,429		575		—		42		617		812		454		67

Total as of June 30, 2010	Ps.	39,876	Ps.	46,391	Ps.	86,267	Ps.	21,317	Ps.	(436)	Ps.	10,989	Ps.	31,870	Ps.	54,397

Total as of June 30, 2009	Ps.	26,762	Ps.	13,114	Ps.	39,876	Ps.	18,150	Ps.	(22)	Ps.	3,189	Ps.	21,317			Ps.	18,559

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150					Ps.	8,612

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses” (Note 28.f.); except for Ps. 10 and Ps. 20 for the years ended 2009 and 2008 allocated in “Cost”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions

									Carrying value of June 30,
Item	Balances as of beginning of year			Additions			Deductions		2010		2009		2008
Deducted from current assets:
Allowance for doubtful accounts		128,964	(i)		30,253	(ii)		(45,066)		114,151		128,964		104,721
Allowance for impairment of investments		10,198			—	(vii)		(2,775)		7,423		10,198		11,423

Total as of June 30, 2010	Ps.	139,162		Ps.	30,253		Ps.	(47,841)	Ps.	121,574

Total as of June 30, 2009	Ps.	116,144		Ps.	93,697		Ps.	(70,679)			Ps.	139,162

Total as of June 30, 2008	Ps.	56,076		Ps.	74,378		Ps.	(14,310)					Ps.	116,144

Deducted from non-current assets:
Allowance for doubtful mortgage receivable		2,208			—			—		2,208		2,208		2,208
Allowance for doubtful accounts		2,708			—			(1,458)		1,250		2,708		1,956
Allowance for impairment of undeveloped plots of land		50			—			—		50		50		360
Allowance for impairment of fixed assets		3,891			2	(iii)		(361)		3,532		3,891		4,974
Allowance for impairment of inventories		1,029			870	(vi)		(1,742)		157		1,029		1,111
Allowance for impairment of non-current investments		1,891	(vii)		1,721	(vii)		(2,497)		1,115		1,891		577

Total as of June 30, 2010	Ps	11,777		Ps	2,593		Ps	(6,058)	Ps.	8,312

Total as of June 30, 2009	Ps.	11,186		Ps.	2,066		Ps .	(1,475)			Ps.	11,777

Total as of June 30, 2008	Ps.	13,374		Ps.	639		Ps.	(2,827)					Ps.	11,186

Included in current liabilities:
Provision for contingencies		2,594	(iv)		2,095	(v)		(1,799)		2,890		2,594		1,787

Total as of June 30, 2009	Ps.	2,594		Ps.	2,095		Ps.	(1,799)	Ps.	2,890

Total as of June 30, 2008	Ps.	1,787		Ps.	4,673		Ps.	(3,866)			Ps.	2,594

Total as of June 30, 2007	Ps.	7,595		Ps.	1,570		Ps.	(7,378)					Ps.	1,787

Included in non-current liabilities:
Provision for contingencies		5,537	(iv)		3,305	(v)		(902)		7,940		5,537		7,899

Total as of June 30, 2010	Ps.	5,537			3,305			(902)	Ps.	7,940

Total as of June 30, 2009	Ps.	7,899		Ps.	1,739		Ps.	(4,101)			Ps.	5,537

Total as of June 30, 2008	Ps.	12,732		Ps.	2,226		Ps.	(7,059)					Ps.	7,899

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 28.f.).
(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 361 disclosed in “Gain from operations and holdings of real estate assets, net”.
(iv)	Includes Ps. 560 shown in “Other expenses, net” (Note 9) and Ps. 4,840 shown in “Other expenses” (Note 28.f.).
(v)	Related to utilization of the year except for Ps.861 included in “Other expenses, net” (Note 9) and Ps. 321 related to recovery of the year.
(vi)	Includes recovery of impairment of Ps. 730 disclosed in “Gain from opertations and holdings of real estates assets, net” and Ps. 1,012 related to utilization of the year.
(vii)	Included in Net income (loss) from retained interest in securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

d. Costs

	Year ended June 30,
	2010		2009		2008
I. Cost of sales
Stock as of beginning of year	Ps.	187,707	Ps.	182,780	Ps.	256,203
Plus:
Expenses (Note 28.f.)		14,004		8,773		4,678
Transfers to fixed assets		—		—		(4,856)
Transfers from fixed assets		43,984		78,870		—
Transfers from undeveloped parcels of land		7,789		5,406		4,611
Capitalized interest		1,932		7,087		—
Sale of business		21,902		—		—
Adjustment to purchase price of inventory (i)		83,512		41,053		70,237
Stock as of end of year		(311,516)		(187,707)		(182,780)

Subtotal		49,314		136,262		148,093

Plus:
Gain from recognition of inventories at net realizable value		33,831		12,056		2,832
Results from holding of real estate assets		—		—		(31)

Cost of properties sold		83,145		148,318		150,894

II. Cost of leases
Expenses (Note 28.f.)		189,783		138,352		124,993

Cost of properties leased		189,783		138,352		124,993

III. Cost of fees for services
Expenses (Note 28.f.)		—		253		529

Cost of fees for services		—		253		529

IV. Cost of hotel activities
Stock as of beginning of year		2,125		3,220		2,957
Purchases of the year		1,016		(1,095)		263
Expenses (Note 28.f.)		102,897		98,889		84,220
Stock as of end of year		(3,141)		(2,125)		(3,220)

Cost of hotel activities		102,897		98,889		84,220

V. Cost of consumer financing
Expenses (Note 28.f.)		99,470		122,694		103,587

Cost of consumer financing		99,470		122,694		103,587

TOTAL COSTS	Ps.	475,295	Ps.	508,506	Ps.	464,223

(i)	Includes Ps.8,200 related to the square meters that shall be received to the balance from the sale of business (see note 2. g.A.8).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2010		2009
Assets
Current assets
Cash and banks:
Cash on hand	U$S	209	3.891	Ps.	815	Ps.	485
Cash on hand	Euros	4	4.769		18		28
Cash on hand	Reales	—	—		—		4
Cash on hand	Libras	2	5.819		14		5
Cash on hand	Pesos Uruguayos	7	0.162		1		1
Cash on hand	BRL	3	2.070		6		—
Bank accounts	U$S	10,004	3.891		38,926		40,600
Bank accounts	Euros	354	4.769		1,689		2,370
Checks to be deposited	U$S	34	3.891		134		48
Investments:
Other investments	U$S	4	3.891		16		—
Mutual funds	U$S	26,814	3.891		104,335		128,121
Shares of public companies	U$S	291	3.891		1,132		21,603
Shares of public	Euros	818	4.769		2,930		—
Accounts receivable, net	U$S	10,972	3.891		42,692		26,179
Accounts receivable, net	Pesos Uruguayos	352	0.162		57		21
Related Parties	U$S	1,448	3.891		5,636		374
Other receivables and prepaid expenses:
Metropolitan, put option	U$S	12,455	3.891		48,461		44,877
Related parties	U$S	8,898	3.891		34,623		10,758
Receivables from the sale of shares	U$S	9,194	3.891		35,772		70,642
Prepaid expenses and series	U$S	242	3.891		943		16,177
Guarantee of defaulted credits	U$S	—	—		—		4,206
Guarantee deposits	U$S	188	3.891		733		12
Others	U$S	203	3.891		789		969
Others	UYP	6	0.162		1		—

Total current assets					319,723		367,480

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	6,000	3.891		23,346		2,254
Hersha Hospitality Trust	U$S	52,566	3.891		204,553		—
Others	U$S	100	3.891		393		—
Accounts receivable, net	U$S	4,377	3.891		17,030		1,373
Other receivables and prepaid expenses:
Others	U$S	30	3.891		117		174

Total non-current assets					245,439		3,801

Total assets as of June 30, 2010				Ps.	565,162

Total assets as of June 30, 2009						Ps.	371,281

(i)	Official exchange rate prevailing as of June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2010		2009
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	6,885	3.931	Ps.	27,064	Ps.	2,040
Trade accounts payable	Euros	39	4.818		188		—
Related parties	U$S	30	3.931		119		542
Mortgage payables	U$S	—	—		—		1,930
Advances from customers	U$S	7,330	3.931		28,814		12,800
Taxes payable	U$S	23	3.931		89		—
Short-Term debt	U$S	23,311	3.931		91,635		103,171
Other liabilities:
Liabilities from the purchase of shares	U$S	6,258	3.931		24,599		78,870
Related Parties	U$S	69	3.931		270		—
Guarantee deposits	U$S	681	3.931		2,677		2,187
Others	U$S	759	3.931		2,985		—

Total current liabilities					178,440		201,540

Non-current liabilities
Advances from customers	U$S	—	3.931		—		56,822
Seller financing	U$S	3,095	3.931		12,166		—
Long-Term debt	U$S	284,645	3.931		1,118,941		999,557
Other liabilities:
Loans with shareholders of related parties	U$S	185	3.931		726		13,290
Hersha option payable	U$S	4,247	3.931		16,693		—
Guarantee deposits	U$S	987	3.931		3,880		4,286
Others	U$S	1,500	3.931		5,897		—

Total non-current liabilities					1,158,303		1,073,955

Total liabilities as of June 30, 2010				Ps.	1,336,743

Total liabilities as of June 30, 2009						Ps.	1,275,495

(i)	Official exchange rate prevailing as of June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

f. Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of consumer financing		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2010		Total as of June 30, 2009		Total as of June 30, 2008
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	49,848	Ps.	—	Ps.	—	Ps.	49,848	Ps.	24,556	Ps.19,430
Fees and payments for services		326		156		—		3,560		14,983		9,506		(34)		(9,472)		29,009		19,731		—		67,765		53,789	64,395
Salaries and bonuses		704		584		—		38,802		23,118		69,862		7,807		(77,669)		53,142		37,666		—		154,016		152,652	147,188
Social security contributions		—		—		—		8,846		—		—		—		—		2,066		908		—		11,820		12,450	9,994
Depreciation and amortization		133,082		158		—		12,688		2,462		2,068		—		(2,068)		4,538		5,750		874		159,552		134,972	115,207
Maintenance of building		26,096		3,334		—		7,913		78		53,140		262		(53,402)		885		—		—		38,306		27,514	22,433
Mail and telephone		153		3		—		3,873		—		5,817		—		(5,817)		799		207		—		5,035		4,957	4,581
Travel expenses		—		—		—		—		—		2		—		(2)		1,212		—		—		1,212		1,028	832
Advertising		—		—		—		—		—		18		46,457		(46,475)		—		27,769		—		27,769		23,531	37,375
Lease expense		—		—		—		—		19		3,728		112		(3,840)		1,019		—		—		1,038		5,396	3,148
Commissions and property sales charges		—		4,190		—		3,825		40,092		—		—		—		1,941		5,110		—		55,158		74,909	53,199
Freight and transportation		—		11		—		340		1,484		2,248		249		(2,497)		1,243		2,194		—		5,272		4,619	4,940
Taxes, rates and contributions		2,504		5,196		—		—		13,338		32,818		2,617		(35,435)		31,548		—		—		52,586		79,820	44,941
Subscriptions and publications		—		1		—		—		—		—		—		—		625		—		—		626		504	322
Interest and index – adjustment		—		—		—		—		—		47		—		(47)		—		—		146,402		146,402		120,959	95,357
Bank charges		—		18		—		—		—		—		—		—		3,913		—		—		3,931		2,826	6,599
Safe deposits box		—		—		—		—		—		—		—		—		709		—		—		709		352	466
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		30,253		—		30,253		92,204	62,900
Recovery of Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		(5,867)		—		(5,867)		—	—
Food and beverages		—		—		—		11,929		—		—		—		—		—		—		—		11,929		10,189	7,248
Insurances		—		28		—		117		2,425		2,055		32		(2,087)		2,093		—		—		4,663		5,385	4,837
Surveillance		—		305		—		—		—		4,083		—		(4,083)		1,801		—		—		2,106		1,714	1,239
Training courses		—		—		—		3		—		2		—		(2)		284		—		—		287		432	150
Gross sales tax		—		—		—		—		—		18		—		(18)		—		51,200		—		51,200		8,418	38,951
Contingencies		—		—		—		—		—		—		—		—		—		—		—		—		—	99
Personnel		1		3		—		112		742		3,057		289		(3,346)		2,609		1,097		—		4,564		3,510	3,880
Training expenses		—		—		—		—		—		—		—		—		—		—		—		—		—	1,258
Unrecovered expenses		23,585		—		—		—		—		6,155		201		(6,356)		—		—		—		23,585		10,146	13,182
Expenses recovery		—		—		—		—		—		(196,363)		(59,562)		255,925		—		—		—		—		—	—
Change for contingencies for lawsuits		3,189		—		—		—		—		—		—		—		—		—		—		3,189		1,606	2,036
Notary expenses		—		12		—		—		—		—		—		—		768		—		—		780		—	—
Other		143		5		—		10,889		729		1,739		1,570		(3,309)		5,239		9,383		1,021		27,409		17,043	17,855

Total as of June 30, 2010	Ps.	189,783	Ps.	14,004	Ps.	—	Ps.	102,897	Ps.	99,470	Ps.	—	Ps.	—	Ps.	—	Ps.	195,291	Ps.	185,401	Ps.	148,297	Ps.	935,143

Total as of June 30, 2009	Ps.	138,352	Ps.	8,773	Ps.	253	Ps.	98,889	Ps.	122,694	Ps.	—	Ps.	—	Ps.	—	Ps.	147,329	Ps.	236,201	Ps.	122,990				Ps.875,481

Total as of June 30, 2008	Ps.	124,993	Ps.	4,678	Ps.	529	Ps.	84,220	Ps.	103,587	Ps.	—	Ps.	—	Ps.	—	Ps.	122,121	Ps.	247,297	Ps.	96,617					Ps.784,042

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2010 and 2009 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2010. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2010 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.

Diego Sisto
Partner

Buenos Aires, Argentina

August 9, 2010, except for notes 34 and 35 as to which the date is December 28, 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	June 30,
	2010		2009
ASSETS
Cash and due from banks	Ps.	129,122	Ps.	95,335
Banks and correspondents		683,657		1,132,566

		812,779		1,227,901
Government and corporate securities (Note 8)		3,333,736		1,483,079
Loans (Note 9)
Mortgage loans		1,851,651		2,078,621
Other loans		2,908,358		2,407,457

		4,760,009		4,486,078
Plus: Accrued interest receivable		42,672		53,164
Less: Allowance for loan losses (Note 10)		(171,303)		(235,713)

		4,631,378		4,303,529
Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements		—		1,288,305
Amounts receivable under derivative financial instruments (Note 20)		869,929		1,153,430
Loans in trust pending securitization		45,477		61,286
Amounts receivable under reverse repurchase agreements of government and corporate securities		63,620		98,401
Other (Note 11)		870,721		865,070

		1,849,747		3,466,492
Plus: Accrued interest receivable		9,664		8,442
Less: Allowance for Other receivables from financial transactions		(59,330)		(55,373)

		1,800,081		3,419,561
Investments in other companies		66		66
Miscellaneous receivables (Note 12)		514,346		1,287,077
Bank premises and equipment (Note 13)		112,159		106,905
Miscellaneous assets (Note 14)		22,165		16,201
Intangible assets (Note 13)		56,209		63,561
In-process items		1,152		1,560

Total Assets	Ps.	11,284,071	Ps.	11,909,440

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of June 30, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2010		2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	106,617	Ps.	68,853
Saving accounts		313,553		215,598
Time deposits		3,910,517		3,019,774
Other deposit accounts		60,009		62,695

		4,390,696		3,366,920
Plus: Accrued interest payable		54,504		45,310

		4,445,200		3,412,230
Other liabilities from financial transactions
Other banks and international entities (Note 17)		20,194		96,549
Bonds (Note 18)		2,336,525		2,989,203
Argentine Central Bank (Note 16)		17,130		20,697
Amounts payable under derivative financial instruments (Note 20)		819,500		999,458
Borrowings under repurchase agreements collateralized by government securities		—		1,113,288
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		71,396		96,543
Collections and other transactions on behalf of third parties		22,212		15,376
Other		254,760		153,054

		3,541,717		5,484,168
Plus: Accrued interest payable		26,254		67,168

		3,567,971		5,551,336
Miscellaneous liabilities
Taxes		21,948		23,421
Sundry creditors (Note 22)		82,244		56,662
Other (Note 22)		39,618		25,921

		143,810		106,004

Reserve for contingencies (Note 15)		226,323		138,971

In-process items		1,968		1,281

Non-controlling interest		37,133		36,881

Total Liabilities		8,422,405		9,246,703

SHAREHOLDERS’ EQUITY
Common stock		1,428,900		1,428,900
Treasury stock		105,091		105,091
Inflation adjustment of common stock		683,124		683,124
Reserves		437,461		397,908
Retained earning		207,090		47,714

Total Shareholders’ Equity		2,861,666		2,662,737

Total Liabilities and Shareholders’ Equity		Ps.11,284,071		Ps.11,909,440

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	2010		2009		2008
Financial income
Interest on loans and other receivables from financial transactions	Ps.	718,233	Ps.	938,895	Ps.	485,931
Income from government and corporate securities		504,019		75,037		204,973
Other		57		2,227		5,687

		1,222,309		1,016,159		696,591
Financial expenses
Interest on deposits and other liabilities from financial transactions		614,166		573,582		527,924
Contributions and taxes on financial income		47,424		41,726		22,769

		661,590		615,308		550,693
Provision for loan losses (Note 10)		100,150		209,844		149,861

Income from services
Insurance premiums		106,748		107,946		97,899
Commissions (Note 23)		244,336		168,570		131,068
Other (Note 23)		125,036		112,337		60,474

		476,120		388,853		289,441
Expenses for services
Insurance claims		14,528		10,517		7,870
Commissions (Note 23)		122,394		105,612		85,719
Contributions and taxes on income from services		11,940		11,117		6,354

		148,862		127,246		99,943
Administrative expenses
Salaries and social security contributions		276,977		222,559		160,618
Advertising expenses		37,264		7,880		16,350
Value added tax and other taxes		26,559		19,757		21,763
Directors’ and Syndics’ fees		11,150		8,965		5,726
Fees for administrative services		75,402		77,249		74,598
Maintenance and repairs		16,213		9,657		7,573
Electricity and communications		27,255		18,794		16,584
Depreciation of bank premises and equipment		13,616		14,366		11,506
Rent		15,379		14,197		11,484
Other		63,551		62,847		62,258

		563,366		456,271		388,460

Net income (loss) from financial transactions	Ps.	224,461	Ps.	(3,657)	Ps.	(202,925)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2010	2009	2008
Miscellaneous income
Penalty interest	9,817	11,269	6,749
Loans recoveries	87,382	125,612	153,983
Other (Note 24)	15,677	33,224	23,341

	112,876	170,105	184,073
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	49,752	44,671	11,155
Other (Note 24)	62,835	56,282	20,267

	112,587	100,953	31,422

Income (loss) before income taxes and Non-controlling interest	224,750	65,495	(50,274)

Income taxes (Note 26)	24,351	11,512	3,734
Non-controlling interest	(1,470)	(3,520)	(5,554)

Net income (loss) for the period	198,929	50,463	(59,562)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	Common stock (Note 28)		Paid in capital		Treasury stock (Note 28)		Inflation adjustment of common stock (Note 28)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders’ equity
									Legal (Note 28)		Voluntary (Note 28)
Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008—Legal Reserve		—		—		—		—		75,044		—		(75,044)		—
Net loss for the period		—		—		—		—		—		—		(59,562)		(59,562)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	143,912	Ps.	—	Ps.	290,707	Ps.	2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009—Legal Reserve		—		—		—		—		253,996		—		(253,996)		—
Board Meeting 243 held on January 21, 2009		—		—		—		—		—		—		(39,460)		(39,460)
Treasury stock (Note 28.a.)		(71,100)				105,091		(33,991)		—		—		—		—
Net income for the period		—		—		—		—		—		—		50,463		50,463

Balance as of June 30, 2009	Ps.	1,428,900	Ps.	—	Ps.	105,091	Ps.	683,124	Ps.	397,908	Ps.	—	Ps.	47,714	Ps.	2,662,737

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010—Legal Reserve		—		—				—		39,553		—		(39,553)		—
Net income for the period		—		—				—		—		—		198,929		198,929

Balance as of June 30, 2010	Ps.	1,428,900	Ps.	—	Ps.	105,091	Ps.	683,124	Ps.	437,461	Ps.	—	Ps.	207,090	Ps.	2,861,666

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	2010		2009		2008
Cash flows from operating activities:
Net income (loss)	Ps.	198,929	Ps.	50,463	Ps.	(59,562)
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		149,902		254,515		161,016
Net gain on investment government securities		(151,380)		(52,145)		(94,929)
Gain on derivative financial instruments		(48,655)		(43,550)		(112,934)
Depreciation and amortization		28,433		26,937		19,254
Net gain on sale of premises and equipment and miscellaneous assets		(1,599)		(16,581)		(5,775)
Net Indexing (CER and CVS) of loans and deposits		45,935		89,626		69,112
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		—		36,766		26,860
Non-controlling interest		1,470		3,520		5,554
Net change in trading investments		(481,200)		(581,347)		392,838
Net reverse repurchase agreements of government and corporate securities		—		207,041		(180,839)
Net change in other assets		539,730		(1,086,227)		171,676
Net change in other liabilities		(1,323,655)		(186,617)		(141,733)

Net cash (used in) provided by operating activities		(1,042,090)		(1,297,599)		250,538

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(1,151,335)		17,681		(920,684)
Proceeds from securitization of consumer loans		762,120		—		50,514
Proceeds from maturities of investments		556,126		535,131		499,116
Proceeds from sales of investments		79,650		—		—
Proceeds from sale of premises and equipment		1,570		4,887		5,468
Purchases of premises and equipment, miscellaneous and intangible assets		(33,856)		(33,552)		(57,421)

Net cash provided by (used in) investing activities		214,275		524,147		(423,007)

Cash flows from financing activities:
Increase in deposits, net		1,023,776		1,458,835		1,043,585
Principal payments on bonds, notes, and other debts		(612,894)		(221,987)		(293,316)
(Decrease)/Increase in borrowings, net		(116,139)		36,443		(254,193)

Net cash provided by financing activities		294,743		1,273,291		496,076

Net increase/(decrease) in cash and cash equivalents		(533,071)		499,839		323,607
Cash and cash equivalents at the beginning of the period		1,227,901		647,691		327,673
Effect of foreign exchange changes on cash and cash equivalents		117,949		80,371		(3,589)

Cash and cash equivalents at the end of the period	Ps.	812,779	Ps.	1,227,901	Ps.	647,691

Supplemental disclosure of cash flow information:
Cash paid for interest		Ps. 31,720		Ps. 27,588		Ps. 5,965
Cash paid for presumptive minimum income tax		19,944		18,765		26,197
Non-cash transactions involving securitizations		38,106		—		8,914

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to enterprises in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 34 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under US GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2010 and 2009 are as follows:

Issuing Company	% of participation
BHN Sociedad de Inversión Sociedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

In September 2002, October 2005 and February 2008, the Argentine Central Bank credited US$ 356,015 thousand, US$ 16,761 thousand and US$ 1,871 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Between September 2005 and January 2006, hedge BODEN 2012 for US$ 773,531 thousand were subscribed.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery.

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

Effects in trusts

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2010, the outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

4.	Exposure to the Public Sector

As of June 30, 2010, the Bank maintains Ps. 2,304,085, in government-related assets:

a)	Government securities for Ps. 2,216,421 (excluding Argentine Central Bank Bills).
b)	Loans to the national, provincial and municipal governments for Ps. 59,456.
c)	Other receivables for financial transactions for Ps. 28,208 of which Ps. 21,942 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 6,266 corresponds to OCT transactions.

As of June 30, 2010 and 2009, the Bank has Ps. 17,088 and Ps. 20,654, respectively, in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,286,997 and Ps. 2,920,840 at June 30, 2010 and 2009, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2010 and 2009 the Bank’s exposure to the public sector represents 20.2% and 24.5% of its total assets, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.2. Government and Corporate Securities

Held for investment

BODEN 2012

BODEN US$ 2012 received as compensatory bonds, are recognized at their technical value (the adjusted balance of each instrument according to contractual conditions), in accordance with the rules issued by the BCRA.

BONAR 2014

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps. 2014, are classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value. On March 22, 2010, the Board of Directors resolved to reclassify the holdings of said securities to “Held for trading” on a stepwise basis (25% per quarter). As of June 30, 2010, 50% of the holdings of said securities have been reclassified.

At June 30, 2009, the government securities classified as “Investment Securities” have been recognized at their carrying value as of September 30, 2008, and they increased monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value.

Held for trading – quoted

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

Held for trading – unquoted

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are recorded at the higher value arising from comparing the listed value as of the measurement date and the book value of preceding month, net of contra accounts and financial services collected since such date as required by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses.

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

5.4. Interest accruals and adjustments of principal amounts (CER and CVS)

In general lending and certain borrowing transactions in local and foreign currency, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan. Interest accruals for loans past due more than 90 days, were discontinued.

Adjustments of principal amounts from the application of the CER and CVS, were accrued as established by BCRA regulations.

Interest is recognized on a cash basis on past due loans of more than 90 days, after reducing the balance of accrued interest.

5.5. Derivative Financial Instruments

Currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets.

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

Forward transactions have been recorded, under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the period according with the future prices

The general settlement method for futures does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.6. Securitizations of Loans

The Bank accounted for the transfer of mortgage loans to mortgage trusts and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank’s equity in the trusts.

The certificates of participation have been valued according to the equity method of accounting, net of allowances. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, net of allowances and less the negative amount of the equity method applied to the certificates of participation, when applicable.

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2010 and 2009, cover the minimum reserves required by the BCRA, and were estimated based on the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the guarantees of the loans.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash-flows of the individual project financed by the Bank.

The table bellow includes the categories and the minimum percentages of allowances established by the BCRA according to the clients’ aging and their payment capacity:

Situation	Allowance to be recorded (in %)
	With preferred guarantees	With no guarantees
1	1%	1%
2	3%	5%
3	5%	12%
4	25%	50%
5	50%	100%

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2010 and 2009 the Bank has recorded in memorandum accounts Ps. 906,449 and Ps. 923,644, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

The BCRA established regulations for the classification and provisioning of refinanced consumer loan portfolios. For such purpose, consumer loans refinancing generate the freezing of the debtor classification and provision before refinancing. The regulations are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she is be reclassified in the category corresponding to said default, as if it was real.

Based on the foregoing, the Board of Directors of the Bank believes that the allowance for loan losses set up are sufficient to cover the minimum reserves required by Argentine Banking GAAP rules.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 as of June 30, 2010 and 2009, respectively.

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

All the loans in trust at June 30, 2010 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

5.10. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2010 and 2009 these investments were recorded at cost.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

At June 30, 2009 in order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 675,950 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2. Government and Corporate Securities – Held for Investment.

5.14. Miscellaneous receivables

The receivables have been valued at the amounts actually transacted. At June 30, 2009 BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2. Government and Corporate Securities—Held for Investment.

5.15. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

		June 30
	%	2010		2009
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	37,132	Ps.	36,880

Total		Ps.	37,133	Ps.	36,881

5.16. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

5.17. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.18. Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.19.	Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

5.20.	Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2010, 2009 and 2008, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

5.21.	Reclassifications

Certain immaterial balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2010 presentation.

5.22.	Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

5.23.	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting of allowances for loan losses and the reserve for contingencies. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which would have a positive or negative effect on future period results.

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

Valuation criteria

a)	Compensation received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2010 and 2009, the Bank carries the government securities received in the “Government Securities”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02 and recorded at their technical value. Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

c)	Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2010 and 2009 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued those assets at the higher value arising from comparing the listed value as of the measurement date and the book value as of the preceding month, net of contra accounts and financial services collected since such date, as established by the BCRA. Those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02 have been valued at the value admitted for purposes of setting up guarantees in accordance with the regulations de Controlling Entity. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each fiscal period or year, except if there were the ability and intent to hold them until maturity.

Discount Bonds have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Under Argentine GAAP, those bonds should be valued at their quotation value less estimated selling expenses.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Ps. Badlar + 275 bps. 2014, classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value. Under Argentine GAAP those bonds should be value at their quotation value less estimates selling expenses.

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

Under Argentine Banking GAAP, the certificates of participation in financial trusts have been valued according to the equity method of accounting, net of allowances. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, net of allowances and less the negative amount of the equity method applied to the certificates of participation, when applicable. Under Argentine GAAP the certificates of participation and debt securities must be recorded at the lesser of the amortized cost and the fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

At June 30, 2010, the Bank has deposited Ps. 91.121 (in US$) as collateral for the currency swap transaction. At June 30, 2009, the Bank has deposited Ps. 235,454 (in US$) and BODEN 2012 for Ps. 631,875 as collateral for the currency swap and repo transactions.

As of June 30, 2010 and 2009, the Bank maintains deposits amounting to Ps. 65,020 and Ps. 122,987 in LEBAC and Ps. 6,266 and Ps. 29,503 in BODEN 2012 as collateral for OTC transactions.

As of June 30, 2010 and 2009, the Bank maintains deposits amounting to Ps. 19,910 and Ps. 12,314 as collateral for Visa credit card transactions.

As of June 30, 2010 and 2009, BACS Banco de Crédito y Securitización SA maintains deposits to Ps. 22.558 and Ps. 22,208 in BOGAR and Mortgage loans, as collateral for the advance received from Central Bank.

As of June 30, 2010 and 2009, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores SA Sociedad de Bolsa (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

8.	Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2010	2009
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.1,664,742	Ps.263,780
Argentine government bonds (denominated in Pesos)	171,461	431,173

Held for Trading
— Quoted
Argentine government bonds (denominated in Pesos)	257,864	41,700
Argentine government bonds (denominated in US$)	—	121,212
Corporate equity securities (denominated in Pesos)	76,240	26,913
Argentine Central Bank bills—Lebacs (denominated in Pesos)	662,134	360,110
Corporate equity securities (denominated in US$)	1,174	33,776
— Unquoted
BOGAR – Provincial Public Debt (denominated in Pesos)	76,432	175,661
Other national and Guaranteed government bonds (denominated in Pesos)	27,343	28,754
National and Guaranteed government bonds (denominated in US$)	18,578	—
Argentine Central Bank bills—Lebacs (denominated in Pesos)	377,768	—

Total	Ps.3,333,736	Ps.1,483,079

(*)	As of June 30, 2009 the bank has registered Ps.1,874,301 in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions. As of June 30, 2010, these transactions have been expired and BODEN Bonds were reclassified to “Government and Corporate Securities”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The bank recorded in their financial statements an income from government and corporate securities for an amount of Ps. 504,019 as of June 30, 2010, mainly due to the trading operations agreed by the bank and the accrual interest of BONAR 2014 and Argentine Central Bills (Lebacs/Nobacs).

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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2010		2009
Non-financial public sector	Ps.	56,854	Ps.	73,455
Financial sector		25,270		5,625
Non-financial private sector
With preferred guarantees (a)		1,855,087		2,081,545
Without preferred guarantees
Personal loans		396,356		580,892
Credit Card Loans		1,128,946		879,535
Overdraft facilities		527,405		345,229
Other loans		736,430		519,797
Accrued interest receivable		42,672		53,164
Reserve for loan losses (see Note 10)		(171,303)		(235,713)

Total	Ps.	4,631,378	Ps.	4,303,529

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2010		2009
Balance at beginning of period	Ps.	235,713	Ps.	214,551
Provision charged to income		100,150		209,844
Loans charged off		(164,560)		(188,682)

Balance at end of period	Ps.	171,303	Ps.	235,713

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2010		2009
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	632,347	Ps.	529,833
Unsecured guarantees (1)		1,227,064		2,945,101

Subtotal		1,859,411		3,474,934
Less: Allowance for losses (2)		(59,330)		(55,373)

Total	Ps.	1,800,081	Ps.	3,419,561

(1)	Includes Ps.869,929 and Ps.1,153,430 of Amounts receivable under derivative financial instruments, as of June 30, 2010 and 2009 and Ps.1,288,305 of Securities receivables under repurchase agreements of BODEN 2012 as of June 30, 2009.
(2)	As of June 30, 2010 and 2009 includes Ps. 16,162 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2010		2009
Subordinated mortgage-backed bonds	Ps.	307,069	Ps.	295,692
Certificates of participation		208,814		178,085
Bonds held in the Bank’s portfolio (1)		103,912		111,987
Bonds unquoted		88,099		64,786
Collateral for OTC transactions		71,286		152,490
Other		91,541		62,030

Total	Ps.	870,721	Ps.	865,070

(1)	The Bank carries long-term Negotiable Obligations for Ps. 65,047 and Ps. 83,361 as of June 30, 2010 and 2009, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2010		2009
Withholdings, credits and prepaid income tax	Ps.	7,521	Ps.	9,665
Receivables from governmental entities		494		596
Recoverable expenses, taxes, and advances to third parties		40,133		60,017
Attachments for non-restructured ON		24,682		50,765
Guarantee deposit (1)		91,121		867,329
Presumptive minimum income – Credit tax (Note 27)		137,230		122,850
Receivables from master servicing activities		4,336		10,111
Other Directors fees		3,097		2,044
Advance payment – Acquisition of Tarshop SA (Note 35.3)		21,074		—
Loans to Bank staff		93,083		93,393
Other		95,277		73,339

Subtotal		518,048		1,290,109
Less: Allowance for collection risks		(3,702)		(3,032)

Total	Ps.	514,346	Ps.	1,287,077

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(1)	As of June 30, 2010 guarantee deposits comprised Ps. 91,121 (in US$) granted as collateral to deposit securing financial agreements. As of June 30, 2009 these deposits comprised Ps. 235,454 (in US$) and Ps. 631,875 to BODEN 2012. The decrease in the guarantee deposits was mainly due to the expiration of borrowing under repurchase agreements and derivatives financial instruments collateralized by government securities and cash.

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2010		2009
Land and buildings	Ps.	122,969	Ps.	106,679
Furniture and fixtures		26,686		26,337
Machinery and equipment		74,507		73,442
Other		3,175		3,057
Accumulated depreciation		(115,178)		(102,610)

Total	Ps.	112,159	Ps.	106,905

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2010		2009
Third parties fees, re-engineering, restructuring and capitalized software costs		56,209		63,561

Total	Ps.	56,209	Ps.	63,561

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2010		2009
Properties held for sale	Ps.	14,195	Ps.	13,384
Assets leased to others		4,862		4,862
Other		10,811		5,200
Accumulated depreciation		(7,703)		(7,245)

Total	Ps.	22,165	Ps.	16,201

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2010		2009
Legal Contingencies (1)	Ps.	90,329	Ps.	96,641
Incurred but not reported and pending insurance claims (2)		1,181		1,181
Contingency risks (4)		38,558		30,759
Tax Provision		10,643		10,390
Bonds subject to lawsuits (3)		85,612		—

Total	Ps.	226,323	Ps.	138,971

(1)	Includes legal contingencies and expected legal fees.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(2)	As of June 30, 2010 and 2009, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559, IBNR for Ps. 622).
(3)	Includes Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 3.
(4)	Comprised of:

	June 30,
	2010		2009
Contingency sale of non-performing mortgage portfolio	Ps.	1,164	Ps.	364
Retirement plans		30,531		28,146
Others		6,863		2,249

Total	Ps.	38,558	Ps.	30,759

16. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of the twelve month periods are as follows:

	June 30,
	2010		2009
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.	17,088	Ps.	20,654
Other		42		43

Total	Ps.	17,130	Ps.	20,697

(1)	Includes the advance to be request by the BCRA of BACS Banco de Crédito y Securitización SA. Accrued interest plus CER amounted to Ps.10,314 and Ps.11,623 at June 30, 2010 and 2009, respectively.

17. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

			June 30,
Description	Annual interest rate	Maturity date	2010	2009
Warehousing Credit Line Agreement with IFC	8.60%	2009	—	46,341
Interbank loans in pesos	9.50%	2010	20,194	50,208

Total			20,194	96,549

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 thousand in two tranches of US$ 25,000 thousand for a term of three years. This debt was extinguished on July 15, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

18. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2010	2009
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a-c	10.000%	—	7,864
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a-c	12.625%	—	18,763
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a-c	9.000%	—	53
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a-c	10.750%	—	14,235
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a-c	9.000%	—	261
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a-c	8.000%	—	5,355
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	369,206	445,960
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	581,347	808,269
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	127,944	137,509
Series 4-Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	393,106	379,259
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	864,922	905,604
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	—	266,071

					2,336,525	2,989,203

(a)	fixed interest rate
(b)	variable interest rate
(c)	Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 3 have been reclassified to Reserve for contingencies – Bonds subject to lawsuits

The contractual maturities of bonds are as follows as of June 30, 2010:

June 30, 2011	Ps.	758,689
June 30, 2012		237,639
June 30, 2013		237,639
June 30, 2014		237,639
Thereafter		864,919

Total	Ps.	2,336,525

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On April 30, 2010, the General Ordinary Shareholders’ Meeting resolved, within the scope of the Global Program referred above, to delegate on the Board of Directors the broadest powers to determine the time, amount, within five years as from the CNV’s authorization date or the maximum term to be fixed in future regulations, as well as the other terms and conditions of each Series to be issued.

On November 16, 2010, the Bank has paid the pending amounts of Series 4 and Series 4 (Tranche II)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

19. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

20. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. The following are the derivative financial instruments outstanding as of June 30, 2010 and 2009:

Type of Contract	Notional Amount	Net Book Value Asset/(Liabilities)(a)		Amounts of Gain or (Loss) (b)		Fair Value
	2010	2010	2009	2010	2009	2010	2009
Cross Currency Swaps (1) (c)	815,158	6,789	114,970	3,701	1,352	1,816	75,217
Credit Currency Swaps (2) (c)	323,513	48,249	40,921	(16,709)	(46,890)	48,249	23,582
Interest Rate Swaps (3) (d)	—	—	(183)	—	(4,648)	—	(5,826)
Forwards (4) (c)	4,302	49	—	(46)	—	49	—
Futures (5) (c)	934,497	—	—	(65,949)	208,805)	—	—
Currency Swap Contract (6) (c)	—	—	(1,510)	—	3,302	—	(1,510)

(a)	Balance Sheet classification: Assets: “Other receivable from financial transactions—Amounts receivable under derivative financial instruments”. Liabilities: “Other liabilities from financial transactions—Amounts payable under derivative financial instruments”.
(b)	Statements of Income classification: Gain: “Financial Income—Interest on loans and other receivables from financial transactions”. Loss: “Financial Expenses—Interest on deposits and other liabilities from financial transactions”.
(c)	Underlying: Foreign currency.
(d)	Underlying: Interest rate.

1.	Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank’s results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•

On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 100,020 thousand which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 27,423 thousand.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 46,676 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2010 and 2009 amounts of Ps. 6,789 and Ps. 114,970.

2.

Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index,

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. As of June 30, 2010, these transactions were valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets. Such change complies with professional accounting standards and has been reported to the BCRA. Within this framework, the following transactions have been carried out:

•

On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 267,613 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a notional principal of US$ 56,250 thousand without transfer of principal on each due date.

•

On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 53,292 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 11,250 thousand.

The net book value as of June 30, 2010 and 2009 amounts of Ps. 48,249 and Ps. 40,921.

3.	Interest rate swaps: In order to partially cover the issuance of debt at fixed rate and giving consideration to the holdings of floating rate NOBAC, interest rate swap agreements have been subscribed through which the Bank receives a fixed rate (established in 9.35% and 10.20%) and pays a variable rate BADLAR. The last of these transactions was settled on June 2010.

The net book value as of June 30, 2009 amounts of Ps. (183).

4.	Forward transactions: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were also made upon maturity.

5.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

6.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date. On July 17, 2009 this transaction was settled.

The net book value as of June 30, 2009 amounts of Ps. (1.510).

Through memorandums N° 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some of the derivative instruments mentioned above. According to the Superintendency, these derivative instruments should be valued at fair value according to the criteria required by the Professional Accounting Standards. To that effect and considering the new criteria, the Bank adopted a prudent criterion and proceeded to adjust the transactions referred in item 2 of this note by charging them against the fiscal year results, considering that the Accounting Manual does not provide a method for calculating these amounts in the case of swap transactions agreed upon without delivery of the underlying assets. On the other hand, the valuations of swap transactions agreed upon with delivery of the underlying assets are recorded following the criteria provided in the Account Plan and Manual for forward purchases and sales of Foreign Currency. Such situation was reported to the BCRA by means of note dated December 21, 2009 and ratified by means of a note dated February 22, 2010 by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Securitization of mortgage and consumer loans

The Bank created separate mortgage trusts under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer loans originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgage or consumer loans and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage and consumer loans conveyed to the trusts are no longer recorded as assets of the Bank.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	—	—	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	—	—	10,132	202,641
Declared Maturity Date	02.07.2027			07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	—	—	—	17,224	17,224
Face value en US$	85,001	—	—	—	85,001
Declared Maturity Date	01.07.2027			06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	—	—	10,750	215,000
Declared Maturity Date	03.10.2024			10.10.2024

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

22. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2010		2009
Sundry creditors:
Accrued fees and expenses payable	Ps.	71,179	Ps.	44,747
Unallocated collections		4,033		2,947
Withholdings and taxes payable		4,868		6,611
Other		2,164		2,357

Total	Ps.	82,244	Ps.	56,662

Other:
Directors and Syndics accrued fees payable	Ps.	3,919	Ps.	2,843
Payroll withholdings and contributions		10,857		9,432
Gratifications		9,325		4,944
Salaries and social securities		15,517		8,702

Total	Ps.	39,618	Ps.	25,921

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

23. Income from Services and Expenses on Services

Income from Services—Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2010		2009		2008
Loan servicing fees from third parties	Ps.	13,123	Ps.	9,316	Ps.	2,599
Commissions from FONAVI		9,897		7,092		5,660
Commissions for credit cards		185,122		150,713		104,649
Other		36,194		1,449		18,160

Total	Ps.	244,336	Ps.	168,570	Ps.	131,068

Other income from services is comprised of the following for each period:

	June 30,
	2010		2009		2008
Reimbursement of loan expenses paid by third parties	Ps.	28,660	Ps.	65,512	Ps.	33,203
Other		96,376		46,825		27,271

Total	Ps.	125,036	Ps.	112,337	Ps.	60,474

Expenses on Services—Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2010		2009		2008
Structuring and underwriting fees	Ps.	6,716	Ps.	6,353	Ps.	8,209
Retail bank originations		30		41		52
Collections		515		295		360
Banking services		103,420		91,582		63,066
Commissions paid to real state agents		11,713		7,341		14,032

Total	Ps.	122,394	Ps.	105,612	Ps.	85,719

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous incomes are comprised of the following for each year:

	June 30,
	2010		2009		2008
Income on operations with premises and equipment and miscellaneous assets	Ps.	1,599	Ps.	16,581	Ps.	5,743
Rental income		1,675		1,693		630
Bank loan interest		9,384		8,850		3,909
Recovery of guarantee funds		—		—		7,495
Other		3,019		6,100		5,564

Total	Ps.	15,677	Ps.	33,224	Ps.	23,341

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2010		2009		2008
Depreciation of miscellaneous assets	Ps.	482	Ps.	443	Ps.	455
Gross revenue tax		3,653		870		473
Other taxes		11,540		15,187		7,566
BOGAR valuation adjustment		—		20,062		—
Debit card discounts		6,278		1		5
Credit card and others discounts		20,759		1,139		1,736
Benefits prepayments		8,072		3,034		157
Donations		3,703		1,243		2,283
Allocation of mortgage loan relief fund		—		—		1,351
Other		8,348		14,303		6,241

Total	Ps.	62,835	Ps.	56,282	Ps.	20,267

25. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	379,674	23,034	3	402,711
Government and corporate securities	1,684,494	—	—	1,684,494
Loans	402,087	—	—	402,087
Other receivables from financial transactions	258,288	754,848	—	1,013,136
Miscellaneous receivables	123,824	4	—	123,828
In-process items	1	—	—	1

Total as of June 30, 2010	2,848,368	777,886	3	3,626,257

Total as of June 30, 2009	4.236,585	1,046,404	3	5,282,992

Liabilities:
Deposits	641,417	—	—	641,417
Other liabilities from financial transactions	2,521,502	681,153	—	3,202,655
Miscellaneous liabilities	248	7	—	255

Total as of June 30, 2010	3,163,167	681,160	—	3,844,327

Total as of June 30, 2009	4,936,917	980,197	—	5,917,114

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

The Bank has a tax net operating loss carry forward of Ps. 165,557 and Ps. 463,539 at June 30, 2010 and 2009, respectively.

27. Presumptive Minimum Income Tax

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

As accepted by the BCRA, at June 30, 2010 the Bank capitalized the Ps.137,230 tax credit corresponding to the fiscal years between 2000 and 2009.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944

Additionally, at June 30, 2010 and 2009, BH Valores SA capitalized the Ps. 41 tax credit.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As of June 30, 2010, the Bank’s capital stock consists of:

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

(b) Restriction on the distribution of profits

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication “A” 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication “A” 3574. However, those banks that proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Through Communiqué “A” 4526 dated April 24, 2006, the BCRA established that when the Legal Reserve is used to absorb losses, earnings shall not be distributed until the reimbursement thereof. Should the balance prior to the absorption exceed 20% of the Capital Stock plus the Capital Adjustment, profits may be distributed once the latest value is reached.

For purposes of determining distributable balances, the net difference arising from the book value and the market quotation shall be deducted from retained earnings, in the event the Entity records government debt securities and/or debt securities issued by the BCRA not valued at market prices, with volatility published by such entity.

Pursuant to its Communication “A” 5072, BCRA established that no dividend distribution shall be admitted in so far as: a) the amounts deposited as minimum cash requirements on average – in Pesos, foreign currency or in Government securities – were less than the requirements pertaining to the most recently closed position or the position as projected taking into account the effect of the distribution of dividends, and/or b) the amounts deposited as minimum capital requirements were less than the requirements recalculated as previously mentioned plus a 30% increase, and/or c) the Entity has received financial aid from the BCRA on grounds of illiquidity as set forth in Section 17 of BCRA’s Charter.

29. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

30. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2010 and 2009, the commitments to extend credit under these arrangements amounted to approximately Ps.361,123 and Ps.24,170, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2010 and 2009 amounts to Ps. 1,861,243 and Ps. 1,498,517.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 59,264 and Ps 34,328 as of June 30, 2010 and 2009, respectively.

Additionally, the Bank recorded in memorandum accounts other guarantees provided for Ps.111,853 and Ps. 888,129 as of June 30, 2010 and 2009 respectively.

31. Out-of-court reorganization plan

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

32. Tax Claim

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

33. ANSES – Master agreement

On May 13 and July 3, 2009, the Bank executed a Master Agreement with the Argentine Social Security Office (ANSES), whereby, under the provisions of Law 26425, the ANSES promised to provide an initial financing amount and subsequent disbursements aimed at financing the roll-out of the Bank’s Home Financing Plan, involving a total of up to 37,000 homes, over the next three years.

The disbursement amount committed by the ANSES is US$ 300,000 thousand.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with US GAAP, under ASC 310-20 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 6,204 and 11,469, respectively.

b. Allowance for loan losses

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of US-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 750) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

a)	Loans considered impaired in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan” are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.750 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.750 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2010 and 2009, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. 37,295 and Ps. 17,522, respectively.

b)	In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (24,167) and Ps. (98,158), for 2010 and 2009, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received. As of June 2010 and 2009, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (107,968) and Ps. (114,137), respectively.

As a result of analysis performed the shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (94,840) and (194,773), respectively.

	2010		2009
	Allowances under US GAAP	Adjustment to Shareholders’ Equity	Allowances under US GAAP	Adjustment to Shareholders’ Equity
	(In thousand of Pesos)
Migration analysis	194,419	(24,167)	332,999	(98,158)
ASC310-10	33,781	37,295	31,753	17,522
Reinstated loans	107,968	(107,968)	114,137	(114,137)

Total	336,168	(94,840)	478,889	(194,773)

c. Derivative Instruments

As mentioned in Note 20 and 5 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets.

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

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with ASC 815-10 which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2010 and 2009 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (4,972) and Ps. (62,735), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 432,600 and Ps. 443,100 at June 30, 2010 and 2009, respectively.

d. Compensatory and hedge bonds

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

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery.

During the year there were no sales of BODEN 2012 Bonds. In addition, according with contractual conditions of the bond, amortization of 12.5% of face value have occurred in August 3, 2009.

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009

	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment

	(In thousands of $)
BODEN 2012	1,549,649	1,671,009	1,565,775	16,079	(105,234)	1,937,039	2,157,744	1,565,024	(372,015)	(592,720)

The net income adjustment amounts Ps. 99,392, Ps. 11,683 and 179,408 as of June 30, 2010, 2009 and 2008.

As of June 30, 2010 the fair value of the bonds exceeded their amortized cost, therefore, for US GAAP purposes, we concluded that there was not recognition of impairment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

e. Other government securities

•	Discount Bonds

As of June 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For US GAAP purposes and in accordance with ASC 310-20, satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2010 and 2009 the Discount Bonds were considered available for sale securities for US GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 and 2009 the fair value of the investment is less than its amortized cost, according with the following:

	2010					2009

	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment

	(In thousands of $)

Discount Bonds	14,103	27,171	11,593	(2,510)	(15,578)	13,529	28,146	8,847	(4,682)	(19,299)

A number of factors were considered in performing analysis of securities. Those factors include, among others:

1.	intends to sell the security,

2.	is more likely than not to be required to sell the security before recovering its cost; or

3.	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)—that is, a “credit loss”.

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:

1.	the estimated amount relating to the credit loss, and

2.	all other changes in fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in “other comprehensive income”. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date and the bank expects to recover the security’s entire amortized cost.

•	Bonar Bonds

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

For US GAAP purposes and in accordance with ASC 310-20, satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, these Bonds have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. As mentioned in note 5.2. the board of Directors resolved to record the Bonar Bonds at fair value. Under US GAAP these securities were classified as AFS and no reclassification between categories were made.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 310-10. As of June 30, 2010 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 34,637 and Ps. 95,314, respectively.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009

	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment

	(In thousands of $)

BONAR 2014	169,213	171,461	206,098	36,885	34,637	414,663	415,335	510,649	95,986	95,314

•	Other Bonds

The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Central Bank, were considered as “trading securities” under US GAAP.

Under Argentine Banking GAAP as of June 30, 2009, such securities were valued at cost plus accrued interest where as under US GAAP, these securities were value at its market value. Unrealized gain and losses are included in earnings.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The table included below, shown the USGAAP adjustment included under the caption “Other government securities” in the reconciliation of Shareholders’ equity:

	Shareholders’ equity Adjustment
	2010	2009
Discount Bonds	(15,578)	(19,299)
Bonar Bonds	34,637	95,314
Other Bonds	—	(4,028)

Total	19,059	71,987

The net income adjustment amounts Ps. 4,001, Ps. (3,257) and (18) as of June 30, 2010, 2009 and 2008.

f. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with ASC 310-10.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with ASC 310-20 satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009

	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment

	(In thousands of $)

BOGAR Bonds	48,553	76,432	71,245	22,692	(5,187)	116,973	175,661	98,684	(18,289)	(76,977)

As of June 30, 2010 the fair value of the bonds exceeded their amortized cost, therefore, for US GAAP purposes, we concluded that there was not recognition of impairment.

The net income adjustment amounts Ps. 30,809, Ps. 10,491 and 14,494 as of June 30, 2010, 2009 and 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470-60 as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for US GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for US GAAP purposes.

The Bank has repurchased part of the debt maturing in 2010 and 2013. For US GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the US GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2008, 2009 and 2010 generating a gain and included in the US GAAP net income reconciliation.

As mentioned in note 11 the bank carries long-term Negotiable Obligations held in its portfolio for purposes of their possible Exchange with holders that did not participate in the initial offering. For US GAAP purposes the bonds held by the bank are considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (71,453) and Ps. (124,668), respectively.

h. Securitization of mortgage and consumer loans

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

If the trust’s activities are sufficiently restricted the trust is not consolidated by the seller of the transferred assets. Additionally, he overall methodology for evaluating transactions and relationships under the variable interest entity (VIE) requirements includes the following two steps:

•	determine whether the entity meets the criteria to qualify as a VIE and,

•	determine whether the Bank is the primary beneficiary of the VIE.

In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE include:

•

the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•	the nature of the involvement with the entity;

•	whether control of the entity may be achieved through arrangements that do not involve voting equity;

•	whether there is sufficient equity investment at risk to finance the activities of the entity and;

•	whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.

For each VIE identified, the Bank performed the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

•	whether the variable interest absorbs the majority of the VIE’s expected losses;

•	whether the variable interest receives the majority of the VIE’s expected returns and:

•	whether the Bank has the ability to make decisions that significantly affect the VIE’s results and activities.

Based on the mentioned evaluation as of June 30, 2010 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 34.b. for allowance for loan losses.

On June 30, 2010 the Bank adopted FSP ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

		June 30, 2010
Cash and due from banks	Ps.	11,649
Loans (net of allowances)		776,881
Other assets		73,789

Total Assets	Ps.	862,319

Debt Securities	Ps.	743,765
Certificates of Participation		84,890
Other liabilities		33,664

Total Liabilities	Ps.	862,319

The Bank’s maximum loss exposure, which amounted to Ps. 862,319, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The transfers of financial assets related to the creation of certain trusts were considered sales for US GAAP purposes under ASC 860-10 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under US GAAP.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with ASC 325-40.

The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

a)	The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 21. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

b)	The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts considered sales under US GAAP and classified as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps.2,119 was recorded, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2010 represents the new cost basis of these trusts.

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 634 and Ps. 1,356 as of June 30, 2010 and 2009, respectively, has been recorded for US GAAP purposes.

i. Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of ASC 480-10 BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario SA (See Note 28.d.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

As a consequence, the Bank derecognized the right to receive its shares mentioned above and recorded to retained earnings Ps. (39,460) related to the difference between the treasury shares’ cost and their market value. Subsequent changes in the market value of the shares are not recognized. Furthermore, during the year 2009, the Bank has recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. As of June 30, 2009 this revaluation was reversed for US GAAP purposes.

j. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (8,431) and Ps. (8,485), respectively.

k. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with ASC 360-10 such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2010 and 2009, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (42,441) and Ps. (43,517), respectively. The differences between periods are due to the different amount of depreciation.

l. Non-controlling interest

This adjustment represents the effect on Non-controlling interest on the US GAAP reconciling items, as appropriate.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For US GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (10,288) and Ps. (8,313), respectively.

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these types of transactions under ASC 944-20.

Therefore, the technical reserves for the twelve month periods ended June 2009 and 2010 were adjusted for US GAAP and an Shareholders’ adjustment was recorder between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (5,732) and Ps. (4,767), respectively.

o. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in ASC 835-20 the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 1,654 and Ps. 1,638, respectively. The differences between periods are due to the different amount of depreciation.

p. Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with ASC 740-10 under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As of June 30, 2009 and 2010, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. Among other factors, the Bank considered that as of the date of the issuance of these financial statements, the taxable income, mainly due to the increase in the price of national government bonds (classified as available for sale securities for USGAAP proposes), is consuming almost the entire tax loss carryfoward, considering that there were no differences between the tax and US GAAP accounting treatment related to available for sale securities. As we mention in note 26 the tax net operating loss carry forward decrease from Ps. 463,539 as of June 30, 2009 to Ps. 165,557 as of June 30, 2010.

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 126,761 and Ps. 224,316, as of June 30, 2010 and 2009, respectively.

ASC 740-10 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2010, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004-2010

q. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 59,119, Ps. 33,933 and Ps. 51,164, had US GAAP been applied at June 30, 2010, 2009 and 2008, respectively.

r. Fair Value Measurements Disclosures

Effective January 1, 2009, ASC 820-10:

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

•

Nullifies the guidance in ASC 815-10, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

•	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Bank’s creditworthiness when valuing liabilities; and

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Expands disclosures about instruments measured at fair value.

ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, the Bank has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Valuation hierarchy

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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

The following section describes the valuation methodologies used by the Bank to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Assets (by Class of asset)

a)	Securities

The Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes trading securities, BODEN 2012 – Compensatory Bond, Provincial Public Debt – BOGAR, other government securities, instruments issued by BCRA and corporate securities.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

c)	Subordinated mortgage backed bonds / Retained interests in securitizations

The Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. Has not been a significant change in the fair value of this class of asset during the year.

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

Liabilities (by Class of liability)

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents the financial instruments by class of asset and liabilities, carried at fair value as of June 30, 2010 and 2009, by ASC 820-10 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2010	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	257,864	257,864	—	—
BODEN 2012—Compensatory Bond	1,565,775	1,565,775	—	—
Provincial Public Debt—BOGAR	71,245	71,245	—	—
Other government securities	217,691	217,691	—	—
Instrument issued by the BCRA	1,039,902	1,039,902	—	—
Corporate securities	1,174	1,174	—	—

Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	226,724	—	—	226,724

Derivatives
Cross Currency Swap (Euro/Dollar)	14,245	—	—	14,245
Credit Currency Swap (Ps. CER/Dollar)	48,249	—	—	48,249

TOTAL ASSETS AT FAIR VALUE	3,442,869	3,153,651	—	289,218

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(12,429)	—	—	(12,429)

TOTAL LIABILITIES AT FAIR VALUE	(12,429)	—	—	(12,429)

Balances as of June 30, 2009	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	162,912	162,912	—	—
BODEN 2012—Compensatory Bond	669,412	669,412	—	—
Provincial Public Debt—BOGAR	98,684	98,684	—	—
Other government securities	531,305	531,305	—	—
Instrument issued by the BCRA	360,110	360,110	—	—
Corporate securities	33,776	33,776	—	—

Securities receivable under repurchase agreements
Securities receivable under repurchase agreements—BODEN 2012	895,612	895,612	—	—

Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	242,741	—	—	242,741

Derivatives
Cross Currency Swap (Euro/Dollar)	76,242	—	—	76,242
Credit Currency Swap (Ps. CER/Dollar)	23,582	—	—	23,582

TOTAL ASSETS AT FAIR VALUE	3,094,376	2,751,811	—	342,565

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(1,025)	—	—	(1,025)
Interest rate Swaps	(5,826)	—	—	(5,826)

TOTAL LIABILITIES AT FAIR VALUE	(6,851)	—	—	(6,851)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2010 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Balances as of June 30, 2010	Total Fair Value Measurements
	Net Derivative financial instruments			Available for sale securities
	Cross Currency Swaps (Euro/ Dollar)	Interet rate Swap	Credit Currency Swaps (pesos CER / dollar)	Subordinated mortgage backed bonds
Fair value at the beginning of the period	75,217	(5,826)	23,582	242,741
Total gains or losses (realized/unrealized)
Included in earnings	(73,401)	—	24,667	(502)
Included in other comprehensive income	—	—	—	(15,515)
Purchases,	—	—	—	—
Issuances	—	—	—	—
Settlements	—	5,826	—	—
Transfers in to/ out of level 3	—	—	—	—

Fair value, June 30, 2010	1,816	—	48,249	226,724
The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Balances as of June 30, 2010	Total Gains and Losses
	Net Derivative financial instruments		Available for sale securities
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2010:
Financial Income	(73,401)	24,674	(502)

Total	(73,401)	24,674	(502)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

	June 30,
	2010		2009
Total shareholders’ equity under Argentine Banking GAAP	Ps.	2,861,666	2,662,737
US GAAP adjustments:
- Loan origination fees and costs	(a)	6,204	11,469
- Loan losses reserve	(b)	(94,840)	(194,773)
- Derivative Instruments	(c)	(4,972)	(62,735)
- Compensatory and Hedge Bonds	(d)	(105,234)	(592,720)
- Other government securities	(e)	19,059	71,987
- Provincial Public Debt	(f)	(5,187)	(76,977)
- Trouble debt Restructuring	(g)	(71,453)	(124,668)
- Securitization of mortgage loans	(h)	(52,061)	(76,554)
- Intangible assets	(j)	(8,431)	(8,485)
- Impairment of fixed and foreclosed assets	(k)	(42,441)	(43,517)
- Vacation provision	(m)	(10,288)	(8,313)
- Insurance technical reserve	(n)	(5,732)	(4,767)
- Capitalization of interest cost	(o)	1,654	1,638
- Deferred Income Tax	(p)	126,761	224,316

Total Shareholders’ Equity under US GAAP	Ps.	2,614,705	1,778,638

- Non-Controlling Interest under US GAAP	(l)	5,283	7,671

Consolidated Parent Company Shareholders’ Equity under US GAAP	Ps.	2,619,988	1,786,309

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

			June 30,
		2010	2009	2008
Net (loss) income as reported under Argentine Banking GAAP	Ps.	198,929	50,463	(59,562)
US GAAP adjustments:
- Loan origination fees and costs	(a)	(5,265)	(386)	2,603
- Loan losses reserve	(b)	99,933	6,659	(111,558)
- Derivative instruments	(c)	57,763	125,864	(138,411)
- Compensatory and Hedge Bonds	(d)	99,392	11,683	179,408
- Other government securities	(e)	4,001	(3,257)	(18)
- Provincial public debt	(f)	30,809	10,491	14,494
- Trouble debt Restructuring	(g)	53,215	2,928	30,993
- Securitization of mortgage loans	(h)	9,407	(2,279)	(21,802)
- Acquisition of treasury shares	(i)	—	40,883	138,929
- Intangible assets	(j)	54	4,354	(9,326)
- Impairment of fixed and foreclosed assets	(k)	1,076	1,632	1,441
- Vacation provision	(m)	(1,975)	(1,530)	(2,235)
- Insurance technical reserve	(n)	(965)	(4,743)	1,692
- Capitalization of interest of cost	(o)	16	97	70
- Deferred tax	(p)	(97,555)	38,850	(29,719)

Net income (Loss) in accordance with US GAAP	Ps.	448,835	281,709	(3,001)

- Less Net Income (Loss) attributable to the Non-Controlling interest	(l)	(7,688)	2,707	3,519

Net income attributable to Parent Company in accordance with US GAAP	Ps.	441,147	284,416	518

Basic and diluted net income per share in accordance with US GAAP		3.087	1.990	0.000
Average number of shares outstanding (in thousands)		1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2008	Ps.	1,843,038
Other comprehensive Income		(341,145)
Net income for the twelve month period in accordance with US GAAP		284,416

Balance as of June 30, 2009	Ps.	1,786,309
Other comprehensive Income		392,532
Net income for the twelve month period in accordance with US GAAP		441,147

Balance as of June 30, 2010	Ps.	2,619,988

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2010, 2009 and 2008, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2010		2009		2008
Income Statement

Financial income	Ps.	1,476,896	Ps.	1,202,472	Ps.	900,184
Financial expenses		(661,590)		(615,308)		(550,693)
Net financial income		815,306		587,164		349,491
Provision for loan losses		(217)		(203,185)		(261,419)
Income from services		470,855		388,467		292,044
Expenses for services		(148,862)		(127,246)		(99,943)
Administrative expenses		(562,220)		(450,188)		(390,549)
Net income (loss) from financial transactions		574,862		195,012		(110,376)
Miscellaneous income		112,876		170,105		184,073
Miscellaneous expenses		(115,527)		(107,226)		(37,691)

Income before income taxes and Non-controlling interest		572,211		257,891		36,006

Income taxes		(121,906)		27,338		(33,453)

Net income under US GAAP		450,305		285,229		2,553

Less Net (Loss) attributable to the Non-controlling interest		(9,158)		(813)		(2,035)

Net income attributable to Parent Company in accordance with US GAAP		441,147		284,416		518

Other comprehensive income (loss):
Unrealized gains on securities		392,532		(341,145)		(266,679)

Other comprehensive income (loss)		392,532		(341,145)		(266,679)

Comprehensive income (loss)	Ps.	833,679	Ps.	(56,729)	Ps.	(266,161)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector—Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2010 and 2009, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2010				June 30, 2009
	Argentine Banking GAAP		US GAAP		Argentine Banking GAAP		US GAAP
Argentine provincial debt		76,432		71,245		175,661		98,684
Other Argentine public-sector receivables (1)		198,632		217,691		459,318		531,305
Compensatory bond received		1,671,009		1,565,775		2,157,744		1,565,024

Total	Ps.	1,946,073	Ps.	1,854,711	Ps.	2,792,723	Ps.	2,195,013

(1)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

Over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation was gradually reverting since the second semester of 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government shows a significant recovery in value since 2009 and as of the date of issuance of these financial statements.

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

As of June 30, 2010, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 20.2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2) Concentration of deposits

As of June 30, 2010 and 2009, the concentration of deposits is a follow:

Number of customers	2010		2009
	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	1,833,862	41.25%	1,356,915	39.76%
50 following largest customers	818,944	18.42%	750,721	22.01%
100 following largest customers	480,891	10.82%	301,773	8.84%
Rest of customers	1,311,503	29.51%	1,002,821	29.39%

Total	4,445,200	100%	3,412,230	100%

Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for US GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2010. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions, and economic uncertainties exists, it might result in higher credit losses and provision for credit losses in future periods.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of June 30, 2010 and 2009. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

35. Subsequent events

35.1. Securitization of mortgage loans (See Note 21).

On July 12, 2010, the Bank launched Cédulas Hipotecarias Argentinas Series XII (CHA) for a face value of Ps. 273,612. The issuance date of the Trust Securities was July 21, 2010.

On November 23, 2010, the Bank launched Cédulas Hipotecarias Argentinas Series XIII (CHA) for a face value of Ps. 116, 104. the issuance date of the Trust Securities was December 1, 2010.

35.2. Commencement of summary proceedings.

The Bank has been notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005.

In the Bank and its attorney’s opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35.3. Purchase of Tarshop’s shares.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounts to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract has a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

This transaction is considered as a Business Combination under USGAAP. As a consequence that the mentioned transaction was closed after the reporting date (June 30, 2010) but before the financial statement is going to be issued, and according with ASC 805-10-50 specific disclosures must be included in the present financial statements as follows:

i) The name and a description of the acquiree. Tarshop is a consumer finance entity not regulated by the BCRA that operates as issuer, processor and distributor of its own brand, non-banking credit card known as “Tarjeta Shopping”.

The acquisition date. The acquisition date was on September 13, 2010.

iii) The percentage of voting equity interests acquired. As we mentioned before, the Bank has adquired the 80% of the share capital.

iv) The primary reasons for the business combination and a description of how the acquirer obtained control of the acquire. The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card.

As of the date of this report, due to the fact that the initial accounting under US GAAP for the above described business combination was incomplete, the Bank did not have all the information available that is required in order to prepare the disclosures required by ASC 805, specifically: a) contingent consideration and indemnification assets; b) acquired receivables; c) condensed balance sheet; d) assets and liabilities arising from contingencies; and e) goodwill.

The total amount paid for the acquisition of 80% of the share capital of Tarshop SA was Ps. 105.4 million. In the table below is included the total assets, liabilities and shareholders’ equity of Tarshop SA at August 31, 2010.

Cash and Due from Banks	Ps.	16,079
Investments		143,646
Credit Cards and Personal Loans		298,968
Other assets		7,540

Total Assets		466,233
Comercial liabilities		144,887
Financial Loans		91,173
Other liabilities		85,304
Shareholder´s Equity		144,869

Total Liabilities and Shareholders’ Equity	Ps.	466,233

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35.4. Stock Appreciation Rights

Through Minutes N° 268 dated January 12, 2010, the Board of Directors resolved: 1) to propose to the Shareholders’ Meeting that treasury Class D shares be given as payment to the holders of StARS to the extent of their accrued amounts, considering the shares’ value at that moment, and 2) to discuss possible alternatives for the Shareholders’ Meeting to resolve upon the allocation of the remaining shares.

The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the General Extraordinary Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the Stock Appreciation Rights (StAR) coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors resolved to launch a preemptive offer to sell a portion of the Bank’s treasury shares, for a total of 36.0 million class D shares. The remaining shares would be delivered in payment to the holders of Stock Appreciation Rights (StAR) coupons arising from the debt restructuring, which fell due on August 3, 2010. On July 26, 2010, within the framework of the referred offer, the Bank sold approximately 26.9 million of the shares mentioned above.

On August 3, 2010 the Stock Appreciation Rights (StAR) coupons were paid with the proceeds of the offer and the balance of the shares referred in the preceding paragraph.

Report of Independent Registered Public Accounting Firm

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheets of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in members’ capital (deficit) and cash flows for the twelve months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the twelve months then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company will not have sufficient cash flows to fund operations and debt service payments, has a net capital deficiency and the Lender on the Property is seeking to foreclose on the Property. These factors create substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the consolidated financial statements, the Company has reissued its consolidated financial statements

/s/ Cornerstone Accounting Group LLP

New York, New York

December 28, 2010

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2010 AND 2009

	2010	2009
ASSETS
Real Estate, net	$135,921,376	$140,672,193

Other Assets
Cash	902,228	1,389,684
Accounts receivable	680,455	592,642
Prepaid expenses	4,613,751	4,563,446
Restricted cash	9,046,735	15,263,739
Deferred rent receivable	8,526,805	5,859,114
Utility deposits	38,200	38,200
Deferred financing costs, net of accumulated amortization of $1,016,191 in 2010 and $675,439 in 2009	2,391,343	2,732,095
Deferred ground lease costs, net of accumulated amortization of $1,722,053 in 2010 and $1,143,891 in 2009	5,685,271	6,263,433
Deferred preferred equity interest costs, net of accumulated amortization of $1,027,557 in 2010 and $933,436 in 2009	94,120	188,241
Lease intangibles, net	48,429,685	51,236,213

	$216,329,969	$228,799,000

LIABILITIES AND MEMBERS’ DEFICIT
Liabilities
Notes payable	$210,000,000	$210,000,000
Mandatorily redeemable preferred equity interest	45,000,000	45,000,000
Accounts payable and accrued liabilities	9,348,527	5,503,413
Deferred ground rent payable	11,698,245	7,777,963
Security deposits	236,455	345,184
Unearned revenue	219,712	567,128
Lease intangibles, net	85,711,812	102,252,990

	362,214,751	371,446,678

Commitments
Members’ Deficit	(145,884,782)	(142,647,678)

	$216,329,969	$228,799,000

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Revenues
Base rents	$51,793,806	$57.683,848
Tenant reimbursements	6,705,439	7.674,059
Other rental revenue	1,328,008	1.057,595
Interest and other income	21,222	121,187

	59,848,475	66.536,689

Expenses
Real estate taxes	8,396,049	7,682,134
Utilities	2,901,643	3,034,685
Janitorial	1,739,992	1,710,766
Insurance	403,953	643,586
Repairs and maintenance	1,370,302	1,437,461
Security	741,756	723,475
Administrative	1,015,519	632,061
Management fees	685,952	677,586
Reimbursable costs	438,696	219,348
Elevator	274,249	318,357
HVAC	53,684	29,394
Lot and landscaping	73,532	62,315
Ground rent	16,150,799	16,150,757
Interest expense	19,925,383	19,635,221
Depreciation and amortization	8,914,070	16,335,011

	63,085,579	69,292,157

Loss before Impairment of Real Estate	(3,237,104)	(2,755,468)

Impairment of Real Estate	—	(224,548,138)

Net Loss	$(3,237,104)	$(227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (DEFICIT)

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

Balance at July 1, 2008	$47,655,928
Additional capital contributions	37,000,000
Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)
Net loss	(3,237,104)

Balance at June 30, 2010	$(145,884,782)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities:
Net loss	$(3,237,104)	$(227,303,606)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,230,363	15,178,162
Impairment of real estate	—	224,548,138
Below market lease amortization	(11,665,722)	(17,130,272)
Above market ground lease amortization	431,518	431,518
Write off of tenant improvements and lease intangibles	(4,191,749)	(5,617,699)
Accounts receivable	(87,813)	983,523
Prepaid expenses	(50,305)	(305,370)
Restricted cash	6,069,137	(1,613,237)
Deferred rent receivable	(2,667,691)	(3,726,163)
Utility deposits	—	110,000
Accounts payable and accrued liabilities	3,845,114	(11,645,739)
Deferred ground rent payable	3,920,282	3,931,239
Unearned revenue	(347,416)	238,158
Security deposits	(108,729)	112,588

Net cash provided by (used in) operating activities	139,885	(21,808,760)

Cash Flows From Investing Activities:
Additions to real estate	(167,849)	(812,490)
Leasing costs	(607,359)	(1,236,898)
Restricted cash	147,867	1,320,270

Net cash used in investing activities	(627,341)	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	—	37,000,000
Repayment of mandatorily redeemable preferred equity interest	—	(15,000,000)
Preferred equity costs	—	(282,361)

Net cash provided by financing activities	—	21,717,639

Net change in cash	(487,456)	(820,239)
Cash, beginning of year	1,389,684	2,209,923

Cash, end of year	$902,228	$1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the years ended for:
Interest	$16.709.916	$15.385.506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

1.	ORGANIZATION

a.	Formation and Property Description

Metropolitan 885 Third Avenue LLC (“Metropolitan”) was organized as a Delaware limited liability company among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (“Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

Metropolitan will terminate on December 31, 2057, unless earlier dissolved, liquidated or terminated by the Members.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007.

Metropolitan and its subsidiaries are referred to as the “Company”.

b.	Contributions

The terms of the operating agreements (the “Agreement”) provide for capital contributions and percentage interests as follows:

Members	Percentage Interest	Initial Capital Contributions	Additional Capital Contributions	Total Capital Contributed
Marciano Investment Group, LLC (“Class A”)	20.00%	$11,586,000	$8,614,000	$20,200,000
Metropolitan Real Estate Investors, LLC (“Common Interest”)	3.27%	2,987,000	313,000	3,300,000
Tao Menofim, LLC (“Class B”)	35.00%	20,275,000	15,075,000	35,350,000
IRSA International LLC (“Class B”)	30.00%	17,379,000	12,921,000	30,300,000
Metropolitan Real Estate Investors, LLC (“Class B”)	5.00%	2,897,000	2,153,000	5,050,000
Avi Chicouri (“Class B”)	3.07%	2,806,000	294,000	3,100,000
Par Holdings, LLC (“Class B”)	3.66%	—	3,700,000	3,700,000

	100.00%	$57,930,000	$43,070,000	$101,000,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

1.	ORGANIZATION (Continued)

b.	Contributions (continued)

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

The Agreement provides for payments of the above distributions subsequent to the redemption of the Preferred Equity (see Note 6). Unpaid preferred return was $25,023,000 at June 30, 2010.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

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

JUNE 30, 2010 AND 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Real Estate (continued)

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or their estimated fair value less costs to sell.

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

Deferred financing and preferred equity interest cost include fees and expenses incurred in connection with financing transaction and are capitalized and amortized over the term of the related indebtedness.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h.	Deferred Costs (continued)

Deferred ground lease cost include fees and expenses incurred in connection with the ground lease and are capitalized and amortized on a straight-line basis over the non-cancelable terms of the ground lease.

Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases.

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

The aggregate value of other intangible assets acquired was measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management’s estimates. Management’s estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily was twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Income Taxes

No provision for income taxes is necessary in the financial statements of the Company because limited liability companies are treated as partnerships for Federal and state income tax purposes and are generally not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes. The Company’s tax returns for years 2006 and after are open and subject to examination.

l.	Cash Flow Statement Classifications

Leasing costs are classified as investing activities in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease.

3.	REAL ESTATE

At June 30, 2010 and 2009, real estate consists of the following:

	2010	2009
Building and improvements	$153,987,823	$153,993,619
Tenant improvements	7,422,321	7,450,088

	161,410,144	161,443,707
Accumulated depreciation	(25,488,768)	(20,771,514)

	$135,921,376	$140,672,193

In 2009, due to the current downturn in the overall real estate market, the Company assessed the recoverability of the real estate asset and recognized an impairment loss of $224,548,138. The loss reflects the amount by which the carrying value of building and improvements exceed its estimated fair value.

The aggregate depreciation of building and improvements and tenant improvements included in depreciation and amortization expense for the twelve months ended June 30, 2010 and 2009 was $4,919,000 and $10,789,000, respectively.

4.	LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2010 and 2009, was comprised as follows:

	2010
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$22,610,679	$5,032,291	$31,500,840	$59,143,810	$(124,529,493)
Accumulated amortization	(8,880,214)	(575,317)	(1,258,594)	(10,714,125)	38,817,681

	$13,730,465	$4,456,974	$30,242,246	$48,429,685	$(85,711,812)

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

4.	LEASE INTANGIBLES (Continued)

	2009
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$23,566,318	$4,424,932	$31,500,840	$59,492,090	$(132,811,697)
Accumulated amortization	(7,229,354)	(199,447)	(827,076)	(8,255,877)	30,558,707

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the twelve months ended June 30, 2010 and 2009 was $2,982,370 and $4,518,360, respectively.

The aggregate amortization of above market ground leases included in ground rent for the twelve months ended June 30, 2010 and 2009 was $431,518.

The aggregate amortization included in base rental income for the twelve months ended June 30, 2010 and 2009 was $16,541,178 and $23,904,820, respectively.

At June 30, 2010, the estimated amortization expense of lease intangibles for the five succeeding years and in aggregate are as follows for the years ending June 30:

	Lease In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
2011	$1,692,450	$418,567	$431,518	$2,542,535	$(10,151,492)
2012	1,531,129	406,438	431,518	2,369,085	(9,588,428)
2013	1,381,497	406,325	431,518	2,219,340	(8,849,068)
2014	1,182,492	403,294	431,518	2,017,304	(7,321,133)
2015	1,145,902	392,668	431,518	1,970,088	(7,175,371)
Thereafter	6,796,995	2,429,682	28,084,656	37,311,333	(42,626,320)

	$13,730,465	$4,456,974	$30,242,246	$48,429,685	$(85,711,812)

5.	NOTES PAYABLE

The Company is obligated to Royal Bank of Canada (the “Lender”) pursuant to a loan agreement (“Loan”) with an aggregate principal balance of $210,000,000 (all of which is outstanding at June 30, 2010). The Loan is evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively.

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

JUNE 30, 2010 AND 2009

5.	NOTES PAYABLE (continued)

The Note is collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note requires that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

As of June 30, 2010, the aggregate principal payments due on the Note for the five succeeding years and in aggregate are as follows for the years ending June 30:

2014	$1,916,000
2015	2,442,000
Thereafter	205,642,000

$210,000,000

In June 2010, the Lender filed a summons and complaint against the Company seeking to foreclose upon the Company’s leasehold interest in the Property. The Lender has extended the Company’s time to respond to the complaint until August 31, 2010. As of September 2, 2010, the Company is continuing to negotiate with the Lender to restructure the Note.

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

The Amended Agreement provides for the Investor Member to receive a preferred return as follows:

i) for the period prior to the Revised Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 12% per annum, compounded monthly, on a notional amount equal to the weighted average Preferred Equity outstanding during the period, and;

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

JUNE 30, 2010 AND 2009

6.	MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (Continued)

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provides for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheets.

At June 30, 2010 and 2009, unpaid preferred return was $6,314,000 and $3,090,000, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

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

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

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

Purchase Date	Target IRR
4/30/2020	7.47%
4/30/2037	7.67%
4/30/2047	7.92%
4/30/2057	8.17%
4/30/2067	8.42%
4/30/2077	8.67%

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

7.	GROUND LEASE (continued)

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

As of June 30, 2010, the future minimum annual ground rent due through April 30, 2020 are as follows for the years ending June 30:

	Ground Lease	Ground Sub-sublease	Total
2011	$11,095,000	$748,000	$11,843,000
2012	12,680,000	759,000	13,439,000
2013	15,190,000	759,000	15,949,000
2014	16,316,000	759,000	17,075,000
2015	16,723,000	759,000	17,482,000
Thereafter	86,804,000	3,669,000	90,473,000

	$158,808,000	$7,453,000	$166,261,000

8.	TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

As of June 30, 2010, the future minimum annual base rents due from non-cancelable operating leases are as follows for the years ending December 31:

2010	$15,923,000
2011	32,763,000
2012	31,592,000
2013	30,229,000
2014	29,538,000
Thereafter	195,960,000

$336,005,000

For the twelve months ended June 30, 2010, approximately 78% of the Company’s base rent was from one tenant.

At June 30, 2010 the Property was approximately 95% leased.

For the twelve months ended June 30, 2010 and 2009, base rental income includes amortization of below market lease intangibles due to the termination of certain leases of $4,875,000 and $6,775,000, respectively.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

9.	RELATED PARTY TRANSACTIONS

The Company entered into an Asset Management Agreement (the “Management Agreement”) with MREI, dated July 2007 which expires in June 2058. The Company is charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA receives 50% of the asset management fees.

Asset management fee for the twelve months ended June 30, 2010 and 2009 was $411,000 and $395,000, respectively, and is included in management fees in the accompanying consolidated statements of operations. Asset management fee of $30,000 and $37,000 was unpaid at June 30, 2010 and 2009, respectively.

The Management Agreement also provides for MREI to receive reimbursement for all expenses and out of pocket costs incurred in connection with services rendered to the Property.

10.	COMMITMENTS

In July 2007, the Company entered into a property management agreement with CB Richard Ellis, Inc (“CBRE”) which expired in December 2007 and provides for twelve month extensions at the Company’s discretion. The Company was charged a monthly property management fee of $23,000. In December 2009, the property management agreement was amended, which increased monthly property management fee to $53,000, and was retroactive to January 1, 2009.

Simultaneous with the amendment of the property management agreement, the Company entered into an Advisory Services Agreement to provide property management advisory services to CBRE. The advisory services agreement provides for monthly advisory fee of $30,000 and was retroactive to January 1, 2009.

Included in management fee for the twelve months ended June 30, 2010 and 2009 is property management fee of $275,000 and $282,000, net of advisory service income of $360,000 and $180,000, respectively.

11.	DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2010. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

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

Notes payable

The fair value of notes payable approximates the estimated value of the collateral at June 30, 2010

Mandatorily redeemable preferred equity interest

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

11.	DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Due to the impairment loss taken on the real estate asset, the estimated value of the mandatorily redeemable preferred equity interest is zero at June 30, 2010

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2010. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2010 and current estimates of fair value may differ significantly from the amounts presented herein.

12.	GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company will not have sufficient cash flows to fund operations and debt service payments, has a net capital deficiency and the Lender of the Property has filed a complaint and seeks to foreclose on the Property. These facts create uncertainty about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is continuing to negotiate with the Lender to restructure the Note. The outcome of the negotiations, however, remains uncertain.

13.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2010 up through September 2, 2010, the date these financial statements were available for issue. During this period, the Company did not have any material subsequent events.

The Company evaluated all events and transactions that occurred after September 2, 2010 through December 28, 2010, the date these financial statements were available for re-issuance. During this period, the Company did not have any material subsequent events other than as disclosed below.

On August 4, 2010, IRSA transferred $15.0 million into an escrow account in order to facilitate negotiations with the Lender and the Preferred Equity holder. As a result of such negotiations, the parties involved reached an agreement in order to restructure the Note and the Preferred Equity as follows: (i) the Note would be reduced from $210 million to $130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) the Preferred Equity of $45.0 million plus any unpaid preferred return would be canceled by the payment of approximately $ 2.25 million in cash, and (iii) the two ground leases will be kept on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by the Lender, the Preferred Equity holder and the court.